Form 20-F
period 2018-12-31
Hutchison China MediTech Ltd
filed 2019-03-11
CIK 1648257

Use these links to rapidly review the document
Hutchison China MediTech Limited Table of Contents
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-37710

HUTCHISON CHINA MEDITECH LIMITED (Exact name of Registrant as specified in its charter)
N/A (Translation of Registrant's name into English)
Cayman Islands (Jurisdiction of incorporation or organization)
48th Floor, Cheung Kong Center 2 Queen's Road Central Hong Kong +852 2121 8200 (Address of principal executive offices)

Christian Hogg
Chief Executive Officer
Level 18, The Metropolis Tower
10 Metropolis Drive
Hunghom, Kowloon
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

66,657,745 ordinary shares were issued and outstanding as of December 31, 2018.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

☐ Item 17    ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐

☐ Yes    ☒ No

Hutchison China MediTech Limited

Introduction

        This annual report on Form 20-F contains our audited consolidated statements of operations data for the years ended December 31, 2018, 2017 and 2016 and our audited consolidated balance sheet data as of December 31, 2018 and 2017. Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

        This annual report also includes audited consolidated income statement data for the years ended December 31, 2018, 2017 and 2016 and the audited consolidated statements of financial position data as of December 31, 2018 and 2017 for each of our three non-consolidated joint ventures, Shanghai Hutchison Pharmaceuticals, Hutchison Baiyunshan and Nutrition Science Partners, which are accounted for using the equity accounting method. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, or IASB.

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

        Our reporting currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of pound sterling into U.S. dollars were made at £1.00 to $1.27, all translations of RMB into U.S. dollars were made at RMB6.84 to $1.00 and all translations of HK dollars into U.S. dollars were made at HK$7.80 to $1.00, which are the exchange rates used in our audited consolidated financial statements as of December 31, 2018. We make no representation that the pound sterling, HK dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars, pounds sterling or HK dollars, as the case may be, at any particular rate or at all.

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

  •
  our receipt of milestone or royalty payments pursuant to our strategic alliances with AstraZeneca AB (publ), or AstraZeneca, and Lilly (Shanghai) Management Company Limited (formerly known as Eli Lilly Trading (Shanghai) Company Limited), or Eli Lilly;

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data.

Our Selected Financial Data

        The following tables set forth our selected consolidated financial data. We have derived the selected consolidated statements of operations data for the years ended December 31, 2018, 2017 and 2016 and the selected consolidated balance sheet data as of December 31, 2018 and 2017 from our audited consolidated financial statements, which were prepared in accordance with U.S. GAAP and are included elsewhere in this annual report. You should read this data together with such consolidated financial statements and the related notes and Item 5 "Operating and Financial Review and Prospects." Our historical results are not necessarily indicative of the results to be expected for any future periods. All of our operations are continuing operations and we have not proposed or paid dividends in any of the periods presented.

        The following selected consolidated financial data for the years ended December 31, 2015 and 2014 and as of December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands, except share and per share data)
Consolidated statements of operations data:
Revenues
Goods—third parties	$156,234	$194,860	$171,058	$118,113	$59,162
—related parties	8,306	8,486	9,794	8,074	7,823
Services—commercialization—third parties	11,660	1,860	—	—	—
—collaboration research and development—third parties	17,681	16,858	16,513	24,848	7,336
—research and development—third parties	—	—	355	2,573	3,696
—research and development—related parties	7,832	9,682	8,429	5,383	4,312
Other collaboration revenue—royalties—third parties	261	—	—	—	—
—licensing—third parties	12,135	9,457	9,931	19,212	5,000

Total revenues	214,109	241,203	216,080	178,203	87,329

Operating expenses
Costs of goods—third parties	(129,346)	(168,331)	(149,132)	(104,859)	(53,477)
Costs of goods—related parties	(5,978)	(6,056)	(7,196)	(5,918)	(5,372)
Costs of services—commercialization—related parties	(8,620)	(1,433)	—	—	—
Research and development expenses	(114,161)	(75,523)	(66,871)	(47,368)	(29,914)
Selling expenses	(17,736)	(19,322)	(17,998)	(10,209)	(4,112)
Administrative expenses	(30,909)	(23,955)	(21,580)	(19,620)	(12,713)

Total operating expenses	(306,750)	(294,620)	(262,777)	(187,974)	(105,588)

Loss from operations	(92,641)	(53,417)	(46,697)	(9,771)	(18,259)
Other income/(expense)
Interest income	5,978	1,220	502	451	559
Other income	1,798	808	609	386	20
Interest expense	(1,009)	(1,455)	(1,631)	(1,404)	(1,516)
Other expense	(781)	(692)	(139)	(202)	(761)

Total other income/(expense)	5,986	(119)	(659)	(769)	(1,698)
Loss before income taxes and equity in earnings of equity investees	(86,655)	(53,536)	(47,356)	(10,540)	(19,957)
Income tax expense	(3,964)	(3,080)	(4,331)	(1,605)	(1,343)
Equity in earnings of equity investees, net of tax	19,333	33,653	66,244	22,572	15,180

Net (loss)/income from continuing operations	(71,286)	(22,963)	14,557	10,427	(6,120)
Income from discontinued operations, net of tax	—	—	—	—	2,034

Net (loss)/income	(71,286)	(22,963)	14,557	10,427	(4,086)
Less: Net income attributable to non-controlling interests	(3,519)	(3,774)	(2,859)	(2,434)	(3,220)

Net (loss)/income attributable to the company	(74,805)	(26,737)	11,698	7,993	(7,306)

Accretion on redeemable non-controlling interests	—	—	—	(43,001)	(25,510)

Net (loss)/income attributable to ordinary shareholders of the company	$(74,805)	$(26,737)	$11,698	$(35,008)	$(32,816)

(Losses)/earnings per share attributable to ordinary shareholders of the company—basic ($ per share)
Continuing operations	$(1.13)	$(0.43)	$0.20	$(0.64)	$(0.64)
Discontinued operations	—	—	—	—	$0.02
(Losses)/earnings per share attributable to ordinary shareholders of the company—diluted ($ per share)
Continuing operations	$(1.13)	$(0.43)	$0.20	$(0.64)	$(0.64)
Discontinued operations	—	—	—	—	$0.02
Number of shares used in per share calculation—basic	66,426,382	61,717,171	59,715,173	54,659,315	52,563,387
Number of shares used in per share calculation—diluted	66,426,382	61,717,171	59,971,050	54,659,315	52,563,387
Net (loss)/income	$(71,286)	$(22,963)	$14,557	$10,427	$(4,086)
Other comprehensive (loss)/income:
Foreign currency translation (loss)/gain	(6,626)	10,964	(10,722)	(5,557)	(2,712)

Total comprehensive (loss)/income	(77,912)	(11,999)	3,835	4,870	(6,798)
Less: Comprehensive income attributable to non-controlling interests	(2,566)	(5,033)	(1,427)	(1,732)	(2,944)

Total comprehensive (loss)/income attributable to the company	$(80,478)	$(17,032)	$2,408	$3,138	$(9,742)

*
Revenues, costs of goods and costs of services for the years ended December 31, 2015 and 2014 have been reclassified for consistency with the presentation in our audited consolidated financial statements included in this annual report. These reclassifications had no effect on the reported results of operations.

	As of December 31,
	2018	2017	2016	2015	2014
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$86,036	$85,265	$79,431	$31,941	$38,946
Total assets	$532,118	$597,932	$342,437	$229,599	$210,617
Total current liabilities	$85,479	$104,600	$95,119	$81,062	$75,299
Total non-current liabilities	$34,384	$8,366	$43,258	$46,260	$37,367
Total shareholders' equity	$412,255	$484,966	$204,060	$102,277	$56,915

Selected Financial Data of Our Non-Consolidated Joint Ventures

        We have three non-consolidated joint ventures—Shanghai Hutchison Pharmaceuticals, Hutchison Baiyunshan and Nutrition Science Partners. The following selected income statement and cash flow data of each such joint venture for the years ended December 31, 2018, 2017 and 2016 and the following selected financial position data of each such joint venture as of December 31, 2018 and 2017 have been derived from their respective audited consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB and are included elsewhere in this annual report. You should read this data together with such consolidated financial statements of our non-consolidated joint ventures and the related notes and Item 5 "Operating and Financial Review and Prospects." The following selected consolidated financial data for the years ended December 31, 2015 and 2014 and as of December 31, 2016, 2015 and 2014 have been derived from their respective audited consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB and are not included in this annual report. The historical results of our joint ventures for any prior period are not necessarily indicative of results to be expected in any future periods.

Shanghai Hutchison Pharmaceuticals

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands)
Income statement and cash flow data:
Revenue	$275,649	$244,557	$222,368	$181,140	$154,703
Profit for the year	$59,767	$55,623	$120,499	$31,307	$26,402
Dividends paid to shareholders	$(54,667)	$(81,299)	$(55,057)	$(6,410)	$(19,077)

        Our equity in earnings of Shanghai Hutchison Pharmaceuticals reported under U.S. GAAP was $29.9 million, $27.8 million, $60.3 million, $15.7 million and $13.2 million for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively.

	As of December 31,
	2018	2017	2016	2015	2014
	(in thousands)
Financial position data:
Cash and cash equivalents	$25,051	$43,527	$20,292	$43,141	$16,575
Total assets	$223,044	$233,012	$244,006	$224,969	$143,174
Total liabilities	$91,266	$100,281	$93,872	$131,706	$71,268
Total shareholders' equity	$131,778	$132,731	$150,134	$93,263	$71,906

Hutchison Baiyunshan

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands)
Income statement and cash flow data:
Revenue	$215,838	$227,422	$224,131	$211,603	$243,746
Profit for the year	$16,476	$20,805	$20,128	$21,216	$20,865
Profit for the year attributable to shareholders of Hutchison Baiyunshan	$16,860	$20,776	$20,376	$21,376	$20,775
Dividends paid to shareholders	$(15,077)	$(29,872)	$(6,000)	$(6,410)	$(12,820)

        Our equity in earnings of Hutchison Baiyunshan reported under U.S. GAAP was $8.4 million, $10.4 million, $10.2 million, $10.7 million and $10.4 million for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively.

	As of December 31,
	2018	2017	2016	2015	2014
	(in thousands)
Financial position data:
Cash and cash equivalents	$16,843	$13,843	$23,448	$31,155	$31,004
Total assets	$216,373	$208,796	$221,735	$202,646	$217,171
Total liabilities	$91,276	$94,535	$88,366	$77,583	$101,863
Total shareholders' equity	$125,097	$114,261	$133,369	$125,063	$115,308

Nutrition Science Partners

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands)
Income statement data:
Loss for the year	$(38,198)	$(9,210)	$(8,482)	$(7,552)	$(16,812)

        Our equity in loss of Nutrition Science Partners reported under U.S. GAAP was $19.1 million, $4.6 million, $4.2 million, $3.8 million and $8.4 million for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively.

	As of December 31,
	2018	2017	2016	2015	2014
	(in thousands)
Financial position data:
Cash and cash equivalents	$17,320	$9,640	$5,393	$2,624	$6,249
Total assets	$17,320	$39,640	$35,393	$33,034	$38,548
Total liabilities	$1,117	$1,239	$1,782	$14,941	$12,903
Total shareholders' equity	$16,203	$38,401	$33,611	$18,093	$25,645

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

        We expect our expenses to increase significantly in connection with our ongoing activities, particularly as we or our collaboration partners advance the clinical development of our eight clinical drug candidates which are currently in active or completed clinical studies in various countries. We will incur significant expenses as we continue research and development and initiate additional clinical trials of, and seek regulatory approval for, these and other future drug candidates. In addition, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution of Elunate (the brand name for fruquintinib) now that it has been approved in China and for any of our other drug candidates that may be approved in the future. In particular, the costs that may be required for the manufacture of any drug candidate that receives regulatory approval may be substantial as we may have to modify or increase the production capacity at our current manufacturing facilities or contract with third-party manufacturers. We may also incur expenses as we create additional infrastructure and expand our U.S.-based clinical team at our U.S. subsidiary, Hutchison MediPharma (US) Inc., which opened an office in New Jersey in early 2018 to support our operations. Accordingly, we may need to obtain substantial funding in connection with our continuing operations through public or private equity offerings, debt financings, collaborations or licensing arrangements or other sources. If we are unable to raise capital when needed or on attractive terms, we could incur losses and be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

        We believe that our expected cash flow from operations, including dividends from our Commercial Platform and milestone and other payments from our collaboration partners, our cash and cash equivalents and short-term investments as well as our unutilized bank facilities as of December 31, 2018, including: (i) the HK$234.0 million ($30.0 million) revolving credit facility with The Hongkong and Shanghai Banking Corporation Limited, or HSBC, (ii) the HK$351.0 million ($45.0 million) revolving credit facility with Bank of America N.A., (iii) the HK$156.0 million ($20.0 million) revolving credit facility with Deutsche Bank AG, Hong Kong Branch, or Deutsche Bank AG, and (iv) the HK$190.0 million ($24.4 million) 18-month revolving loan facility with Scotiabank (Hong Kong) Limited, or Scotiabank, will enable us to fund our operating expenses, debt service and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

  •
  the number and development requirements of the drug candidates we pursue;

  •
  the scope, progress, timing, results and costs of researching and developing our drug candidates, and conducting pre-clinical and clinical trials;

  •
  the cost, timing and outcome of regulatory review of our drug candidates;

  •
  the cost and timing of commercialization activities, including product manufacturing, marketing, sales and distribution, for Elunate and any of our other drug candidates for which we receive regulatory approval;

  •
  the amount and timing of any milestone payments from our collaboration partners, with whom we cooperate with respect to the development and potential commercialization of certain of our drug candidates;

  •
  the cash received from commercial sales of Elunate and any other drug candidates for which we receive regulatory approval;

  •
  our ability to establish and maintain strategic partnerships, collaboration, licensing or other arrangements and the financial terms of such agreements;

  •
  the cost, timing and outcome of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

  •
  our headcount growth and associated costs, particularly as we expand our clinical activities in the United States and Europe; and

  •
  the costs of operating as a public company in the United States and on the AIM market.

        Identifying potential drug candidates and conducting pre-clinical testing and clinical trials is a time-consuming, expensive and uncertain process that may take years to complete, and our commercial revenue will be derived from sales of products that we do not expect to be commercially available until we receive regulatory approval, if at all. We may never generate the necessary data or results required for certain drug candidates to obtain regulatory approval, and even if approved, they may not achieve commercial success. Accordingly, we will need to continue to rely on financing to achieve our business objectives. Adequate financing may not be available to us on acceptable terms, or at all.

If the CK Hutchison group ceases to own a majority stake in our company, we may incur significantly higher borrowing costs.

        Hutchison Whampoa Limited, a wholly owned subsidiary of CK Hutchison, has historically guaranteed certain of our bank borrowings. The CK Hutchison group does not currently guarantee any of our loans and has no obligation to enter into new guarantees in the future. CK Hutchison has, however, issued letters of awareness to our current lenders and committed not to reduce its shareholding to less than 40% of our issued share capital while such loans are outstanding. We may incur higher funding costs if we do not have the benefit of the CK Hutchison group guarantees or other similar arrangements by the CK Hutchison group.

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

Risks Related to Our Innovation Platform

Historically, our in-house research and development division, known as our Innovation Platform, has not generated significant profits or has operated at a net loss, and our future profitability is dependent on the successful commercialization of our drug candidates, including fruquintinib which received approval from the National Medical Products Administration of China, or NMPA (formerly known as the China Food and Drug Administration), in September 2018.

        To date, fruquintinib is our only drug candidate that has been approval for sale, and it has only been approved for sale for the treatment of third-line metastatic colorectal cancer patients in China. We do not expect our Innovation Platform to be significantly profitable unless and until we successfully commercialize fruquintinib and/or our other drug candidates. We expect to incur significant sales and marketing costs as we prepare to commercialize our drug candidates.

        Successful commercialization of our drug candidates is subject to many risks. Fruquinitinib is currently marketed by our partner, Eli Lilly. Under our recently amended license and collaboration agreement with Eli Lilly, we may be granted promotion and distribution rights to fruquintinib for certain provinces in the future. We have never, as an organization, launched or commercialized any of our drug candidates, and there is no guarantee that we will be able to successfully commercialize any of our drug candidates for their approved indications. There are numerous examples of failures to meet expectations of market potential, including by pharmaceutical companies with more experience and resources than us. While we have an established network of medical sales representatives in China operated by our Commercial Platform, we will need to refine and further develop an oncology-focused sales team in order to successfully commercialize our drug candidates. Even if we are successful in developing our commercial team, there are many factors that could cause the commercialization of fruquintinib or our other drug candidates to be unsuccessful, including a number of factors that are outside our control. In the case of fruquintinib, for example, the third-line metastatic colorectal cancer patient population in China may be smaller than we estimate or physicians may be unwilling to prescribe, or patients are unwilling to take, fruquintinib due to, among other reasons, its pricing or the fact that it is not included in the Medicines Catalogue for the National Basic Medical Insurance, Labor Injury Insurance and Childbirth Insurance Systems in China, or the National Medicines Catalogue. Additionally, any negative development for fruquintinib in clinical development in additional indications, or in regulatory processes in other jurisdictions, may adversely impact the commercial results and potential of fruquintinib in China and globally. Thus, significant uncertainty remains regarding the commercial potential of fruquintinib.

        We may not achieve profitability after generating drug sales from fruquintinib and/or our other drug candidates, if ever. If the commercialization of fruquintinib and/or our other drug candidates is unsuccessful or perceived as disappointing, our stock price could decline significantly and the long-term success of the product and our company could be harmed.

All of our drug candidates, other than fruquintinib for one indication in China, are still in development. If we are unable to obtain regulatory approval and ultimately commercialize our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.

        All of our drug candidates are still in development, including fruquintinib which has been approved for the treatment of third-line metastatic colorectal cancer patients in China but is still in development in the United States for the treatment of metastatic colorectal cancer and in China and the United States for other cancer indications.

        Although we receive certain payments from our collaboration partners, including upfront payments and payments for achieving certain development, regulatory or commercial milestones, for certain of our drug candidates, our ability to generate revenue from our drug candidates is dependent on their receipt of regulatory approval for and successfully commercializing such products, which may never occur. Each of our drug candidates in development will require additional pre-clinical and/or clinical trials, regulatory approval in multiple jurisdictions, manufacturing supply, substantial investment and significant marketing efforts before we generate any revenue from product sales. The success of our drug candidates will depend on several factors, including the following:

  •
  successful completion of pre-clinical and/or clinical trials;

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

Our primary approach to the discovery and development of drug candidates focuses on the inhibition of kinases, some of which are unproven.

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

        Even if we are able to develop compounds that successfully target the relevant kinases in pre-clinical studies, we may not succeed in demonstrating safety and efficacy of the drug candidates in clinical trials. As a result, our efforts may not result in the discovery or development of drugs that are commercially viable or are superior to existing drugs or other therapies on the market. While the results of pre-clinical studies and early-stage clinical trials have suggested that certain of our drug candidates may successfully inhibit kinases and may have significant utility in several cancer indications, potentially in combination with other cancer drugs and with chemotherapy, we have not yet demonstrated efficacy and safety for many of our drug candidates in later stage clinical trials.

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

        The operations of our Innovation Platform have been limited to developing and securing our technology and undertaking pre-clinical studies and clinical trials of our drug candidates, either independently or with our collaboration partners. We have a limited history of successfully completing development of our drug candidates, obtaining marketing approvals, manufacturing our internally developed drugs at a commercial scale. In addition, we have not yet demonstrated the ability to successfully conduct sales and regulatory activities necessary for successful product commercialization of our drug candidates. While we believe we will be able to successfully leverage our existing Commercial Platform to launch our drug candidates in China once approved, any predictions about our future success or viability may not be as accurate as they could be if we had an extensive history of successfully developing and commercializing our internally developed drug candidates.

The regulatory approval processes of the U.S. Food and Drug Administration, or FDA, NMPA and comparable authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our ability to generate revenue will be materially impaired.

        Our drug candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA, NMPA and other regulatory agencies in the United States and China and by comparable authorities in other countries. Securing regulatory approval requires the submission of extensive pre-clinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the drug candidate's safety and efficacy. Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our drug candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

        The process of obtaining regulatory approvals in the United States, China and other countries is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the drug candidates involved. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted New Drug Application, or NDA, pre-market approval or equivalent application types, may cause delays in the approval or rejection of an application. The FDA, NMPA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional pre-clinical, clinical or other studies. Our drug candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

  •
  the FDA, NMPA or comparable regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials;

  •
  we may be unable to demonstrate to the satisfaction of the FDA, NMPA or comparable regulatory authorities that a drug candidate is safe and effective for its proposed indication;

  •
  the results of clinical trials may not meet the level of statistical significance required by the FDA, NMPA or comparable regulatory authorities for approval;

  •
  we may be unable to demonstrate that a drug candidate's clinical and other benefits outweigh its safety risks;

  •
  the FDA, NMPA or comparable regulatory authorities may disagree with our interpretation of data from pre-clinical studies or clinical trials;

  •
  the data collected from clinical trials of our drug candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

  •
  the FDA, NMPA or comparable regulatory authorities may fail to approve the manufacturing processes for our clinical and commercial supplies;

  •
  the approval policies or regulations of the FDA, NMPA or comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval;

  •
  the FDA, NMPA or comparable regulatory authorities may restrict the use of our products to a narrow population; and

  •
  our collaboration partners or CROs that are retained to conduct the clinical trials of our drug candidates may take actions that materially and adversely impact the clinical trials.

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

        Furthermore, even though the NMPA has granted approval for fruquintinib for use in third-line metastatic colorectal cancer patients, we are still subject to substantial, ongoing regulatory requirements. See "—Even if we receive regulatory approval for our drug candidates, we are subject to ongoing obligations and continued regulatory review, which may result in significant additional expense."

If the FDA, NMPA or another regulatory agency revokes its approval of, or if safety, efficacy, manufacturing or supply issues arise with, any therapeutic that we use in combination with our drug candidates, we may be unable to market such drug candidate or may experience significant regulatory delays or supply shortages, and our business could be materially harmed.

        We are currently focusing on the clinical development of savolitinib as both a monotherapy and in combination with immunotherapy (Imfinzi (durvalumab)), targeted therapies (Tagrisso (osimertinib) and Iressa (gefitinib)) and chemotherapy (Taxotere (docetaxel)). We are also focusing on the clinical development of our drug candidate fruquintinib as both a monotherapy and in combination with immunotherapies (Tyvyt (sintilimab) and genolimzumab), chemotherapy (Taxol (paclitaxel)) and targeted therapies (Iressa (gefitinib)). In addition, we are currently focusing on the clinical development of surufatinib (previously named sulfatinib) as a monotherapy and in combination with immunotherapies (Tuoyi (toripalimab) and HX008) and HMPL-523 as a monotherapy and in combination with azacitidine. However, we did not develop and we do not manufacture or sell, Tagrisso, Iressa, Taxotere, Taxol, Imfinzi, Tyvyt, genolimzumab, Tuoyi, HX008, azacitidine or any other therapeutic we use in combination with our drug candidates. We may also seek to develop our drug candidates in combination with other therapeutics in the future.

        If the FDA, NMPA or another regulatory agency revokes its approval, or does not grant approval, of any of these and other therapeutics we use in combination with our drug candidates, we will not be able to market our drug candidates in combination with such therapeutics. If safety or efficacy issues arise with these or other therapeutics that we seek to combine with our drug candidates in the future, we may experience significant regulatory delays, and we may be required to redesign or terminate the applicable clinical trials. In addition, if manufacturing or other issues result in a supply shortage of these or any other combination therapeutics, we may not be able to complete clinical development of savolitinib, fruquintinib, surufatinib, HMPL-523 and/or another of our drug candidates on our current timeline or at all.

        Even if one or more of our drug candidates were to receive regulatory approval for use in combination with a therapeutic, we would continue to be subject to the risk that the FDA, NMPA or another regulatory agency could revoke its approval of the combination therapeutic, or that safety, efficacy, manufacturing or supply issues could arise with one of these combination therapeutics. This could result in savolitinib, fruquintinib, surufatinib, HMPL-523 or one of our other products being removed from the market or being less successful commercially.

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

        Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any drugs that we or our collaborators may develop. Our competitors also may obtain FDA, NMPA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all of our drug candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

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

        Commencing each of our clinical trials is subject to finalizing the trial design based on ongoing discussions with the FDA, NMPA or other regulatory authorities. The FDA, NMPA and other regulatory authorities could change their position on the acceptability of our trial designs or clinical endpoints, which could require us to complete additional clinical trials or impose approval conditions that we do not currently expect. Successful completion of our clinical trials is a prerequisite to submitting an NDA or analogous filing to the FDA, NMPA or other regulatory authorities for each drug candidate and, consequently, the ultimate approval and commercial marketing of our drug candidates. We do not know whether any of our clinical trials will begin or be completed on schedule, if at all.

We and our collaboration partners may incur additional costs or experience delays in completing our pre-clinical or clinical trials, or ultimately be unable to complete the development and commercialization of our drug candidates.

        We and our collaboration partners, including AstraZeneca and Eli Lilly, may experience delays in completing our pre-clinical or clinical trials, and numerous unforeseen events could arise during, or as a result of, future clinical trials, which could delay or prevent us from receiving regulatory approval, including:

  •
  regulators or institutional review boards, or IRBs, or ethics committees or the China Human Genetic Resources Administration Office may not authorize us or our investigators to commence or conduct a clinical trial at a prospective trial site;

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

        We could encounter regulatory delays if a clinical trial is suspended or terminated by us or our collaboration partners, by, as applicable, the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board, which is an independent group of experts that is formed to monitor clinical trials while ongoing, or by the FDA, NMPA or other regulatory authorities. Such authorities may impose a suspension or termination due to a number of factors, including: a failure to conduct the clinical trial in accordance with regulatory requirements or the applicable clinical protocols, inspection of the clinical trial operations or trial site by the FDA, NMPA or other regulatory authorities that results in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our drug candidates. Further, the FDA, NMPA or other regulatory authorities may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials.

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

        We or our collaboration partners may not be able to initiate or continue clinical trials for our drug candidates if we or our collaboration partners are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, NMPA or similar regulatory authorities. In particular, we and our collaboration partners have designed many of our clinical trials, and expect to design future trials, to include some patients with the applicable genomic alteration that causes the disease with a view to assessing possible early evidence of potential therapeutic effect. Genomically defined diseases, however, may have relatively low prevalence, and it may be difficult to identify patients with the applicable genomic alteration. In addition, for our fruquintinib trials, we focus on enrolling patients who have failed their first or second-line treatments, which limits the total size of the patient population available for such trials. The inability to enroll a sufficient number of patients with the applicable genomic alteration or that meet other applicable criteria for our clinical trials would result in significant delays and could require us or our collaboration partners to abandon one or more clinical trials altogether.

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

        Undesirable side effects caused by our drug candidates could cause us or our collaboration partners to interrupt, delay or halt clinical trials or could cause regulatory authorities to interrupt, delay or halt our clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, NMPA or other regulatory authorities. In particular, as is the case with all oncology drugs, it is likely that there may be side effects, for example, hand-foot syndrome, associated with the use of certain of our drug candidates. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA, NMPA or comparable regulatory authorities could order us to cease further development of or deny approval of our drug candidates for some or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

        We and our collaboration partners have conducted, currently are conducting and intend in the future to conduct, clinical trials outside the United States, particularly in China where our Innovation Platform is headquartered as well as in Australia, Canada, South Korea, U.K. and Spain.

        Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted by qualified investigators in accordance with current good clinical practices, or GCPs, including review and approval by an independent ethics committee and receipt of informed consent from trial patients. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the patient population for any clinical trial conducted outside of the United States must be representative of the population for which we intend to seek approval in the United States. In addition, while these clinical trials are subject to applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also comply with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from our clinical trials of fruquintinib, surufatinib, epitinib or theliatinib in China, savolitinib in the U.K., Spain, South Korea, Canada and China, or HMPL-523, HMPL-689 and HMPL-453 in Australia and China, for example, or any other trial that we or our collaboration partners conduct outside the United States, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our ability to develop and market these or other drug candidates in the United States.

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

If we are unable to obtain and/or maintain NMPA approval for our drug candidates to be eligible for an expedited registration pathway, the time and cost we incur to obtain regulatory approvals may increase. Even if we receive such approvals, they may not lead to a faster development, review or approval process.

        Under the Special Examination and Approval of the Registration of New Drugs provisions, the NMPA may grant "green-channel" approval to (i) active ingredients and their preparations extracted from plants, animals and minerals, and newly discovered medical materials and their preparations that have not been sold in the China market, (ii) chemical drugs and their preparations and biological products that have not been approved for sale at its origin country or abroad, (iii) new drugs with obvious clinical treatment advantages for diseases such as AIDS, therioma, and rare diseases, and (iv) new drugs for diseases that have not been treated effectively. We have achieved green-channel approval from the NMPA for savolitinib, fruquintinib, surufatinib, epitinib and theliatinib. We anticipate that we may seek a green-channel development pathway for certain of our other drug candidates and indications. If granted, the green-channel will enable us to establish streamlined communication with the relevant review panel of the NMPA, thus improving the efficiency of new drug approval.

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

Even if we receive regulatory approval for our drug candidates, we are subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

        If the FDA, NMPA or a comparable regulatory authority approves any of our drug candidates, we will continue to be subject to extensive and ongoing regulatory requirements. For example, even though the NMPA has granted approval of fruquintinib, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for fruquintinib continue to be subject to the NMPA's oversight. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing processes.

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

        Once a drug is approved by the FDA, NMPA or a comparable regulatory authority for marketing, it is possible that there could be a subsequent discovery of previously unknown problems with the drug, including problems with third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements. If any of the foregoing occurs with respect to our drug products, it may result in, among other things:

  •
  restrictions on the marketing or manufacturing of the drug, withdrawal of the drug from the market, or drug recalls;

  •
  fines, warning letters or holds on clinical trials;

  •
  refusal by the FDA, NMPA or comparable regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of drug license approvals;

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

We have expanded our footprint and operations in the United States, and we intend to expand our international operations further in the future, but we may not achieve the results that we expect.

        In early 2018, we opened our first office in the United States. While we have been involved in clinical and non-clinical development in North America and Europe for over a decade, the activities conducted by our new U.S. office will significantly broaden and scale our non-Asian clinical development and international operations. We intend to significantly expand our U.S. clinical team to support our increasing clinical activities in the United States and Europe. Conducting our business in multiple countries subjects us to a variety of risks and complexities that may materially and adversely affect our business, results of operations, financial condition and growth prospects, including, among other things:

  •
  the increased complexity and costs inherent in managing international operations;

  •
  diverse regulatory, financial and legal requirements, and any future changes to such requirements, in one or more countries where we are located or do business;

  •
  country-specific tax, labor and employment laws and regulations;

  •
  applicable trade laws, tariffs, export quotas, custom duties or other trade restrictions and any changes to them;

  •
  challenges inherent in efficiently managing employees in diverse geographies, including the need to adapt systems, policies, benefits and compliance programs to differing labor and other regulations;

  •
  changes in currency rates; and

  •
  regulations relating to data security and the unauthorized use of, or access to, commercial and personal information.

As a result of our growth, our business and corporate structure has become more complex. There can be no assurance that we will effectively manage the increased complexity without experiencing operating inefficiencies or control deficiencies. Significant management time and effort is required to effectively manage the increased complexity of our company, and our failure to successfully do so could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Risks Related to Our Commercial Platform

As a significant portion of our Commercial Platform business, which consists of our Prescription Drugs and Consumer Health divisions, is conducted through joint ventures, we are largely dependent on the success of our joint ventures and our receipt of dividends or other payments from our joint ventures for cash to fund our operations.

        We are party to joint venture agreements with Shanghai Pharmaceuticals and Guangzhou Baiyunshan, relating to our non-consolidated joint ventures, which together form part of our Commercial Platform business. Our equity in the earnings of these non-consolidated joint ventures was $70.5 million, $38.2 million and $38.3 million for the years ended December 31, 2016, 2017 and 2018, respectively, as recorded in our consolidated financial statements. Furthermore, we have consolidated joint ventures with each of Sinopharm and Hain Celestial which accounted for substantially all of our Commercial Platform's consolidated revenue for the years ended December 31, 2016, 2017 and 2018.

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

        Our Prescription Drugs business is operated by our Shanghai Hutchison Pharmaceuticals and Hutchison Sinopharm joint ventures and currently has a manufacturing, sales and marketing infrastructure in China. We intend to leverage our Prescription Drugs business to commercialize certain of our drug candidates, if approved. However, to do so, we must adapt our Prescription Drugs business to cater to oncology and/or immunology drug sales to achieve commercial success for any approved drug candidate in these areas. In the future, we may need to expand the sales and marketing team of these joint ventures or refocus their activities to some of our drug candidates if and when they are approved.

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

        In China, for example, the Ministry of Human Resources and Social Security of the PRC or provincial or local human resources and social security authorities, together with other government authorities, review the inclusion or removal of drugs from China's National Medicines Catalogue or provincial or local medical insurance catalogues for the National Medical Insurance Program, and the tier under which a drug will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are made based on a number of factors, including price and efficacy. Depending on the tier under which a drug is classified in the provincial medicine catalogue, a National Medical Insurance Program participant residing in that province can be reimbursed for the full cost of Tier 1 medicine and for the majority of the cost of a Tier 2 medicine. In some instances, if the price range designated by the local or provincial government decreases, it may adversely affect our business and could reduce our total revenue, and if our revenue falls below production costs, we may stop manufacturing certain products. In addition, in order to access certain local or provincial-level markets, our joint ventures are periodically required to enter into competitive bidding processes for She Xiang Bao Xin pills (the best-selling product of our Shanghai Hutchison Pharmaceuticals joint venture), Fu Fang Dan Shen tablets (one of the best-selling products of our Hutchison Baiyunshan joint venture) and other products with a pre-defined price range. The competitive bidding in effect sets price ceilings for those products, thereby limiting our profitability.

        In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs which may affect reimbursement rates of our drug candidates if approved. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the Affordable Care Act, was passed, which substantially changes the way health care is financed by both governmental and private insurers. The Affordable Care Act, among other things, establishes a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D. In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted.

        Modifications to or repeal of all or certain provisions of the Healthcare Reform Act had been expected based on statements made by President Donald Trump and certain members of Congress. However, we cannot predict the ultimate content, timing or effect of any changes to the Healthcare Reform Act or other federal and state reform efforts. There is no assurance that federal or state health care reform will not adversely affect our future business and financial results. We expect that additional U.S. state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our drug candidates or additional pricing pressures. We expect that the pharmaceutical industry will experience pricing pressures due to the increasing influence of managed care (and related implementation of managed care strategies to control utilization), additional federal and state legislative and regulatory proposals to regulate pricing of drugs, limit coverage of drugs or reduce reimbursement for drugs, public scrutiny and the Trump administration's agenda to control the price of pharmaceuticals through government negotiations of drug prices in Medicare Part D and importation of cheaper products from abroad.

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

        The pharmaceutical industry in China is subject to extensive government regulation and supervision. The regulatory framework addresses all aspects of operating in the pharmaceutical industry, including approval, production, distribution, advertising, licensing and certification requirements and procedures, periodic renewal and reassessment processes, registration of new drugs and environmental protection. Violation of applicable laws and regulations may materially and adversely affect our business. In order to manufacture and distribute pharmaceutical products in China, we and our joint ventures are required to:

  •
  obtain a pharmaceutical manufacturing permit and good manufacturing practice, or GMP, certificate for each production facility from the relevant food and drug administrative authority;

  •
  obtain a drug registration certificate, which includes a drug approval number, from the NMPA for each drug manufactured by us;

  •
  obtain a pharmaceutical distribution permit and good supply practice, or GSP, certificate from the NMPA; and

  •
  renew the pharmaceutical manufacturing permits, the pharmaceutical distribution permits, drug registration certificates, GMP certificates and GSP certificates, among other requirements.

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

        The prices of necessary raw materials and products may be subject to price fluctuations according to market conditions, and any sudden increases in demand in the case of a widespread illness such as SARS, MERS or avian flu may impact the costs of production. For example, the market price of Sanqi, one of the main natural raw materials in Hutchison Baiyunshan's Fu Fang Dan Shen tablets, fluctuated significantly between 2009 and 2018. Our Commercial Platform sources Sanqi and other necessary raw materials on a purchase order basis and does not have long-term supply contracts in place so that it can manage inventory levels to reduce its risk to price fluctuations; however, we cannot guarantee that we or our joint ventures will be successful in doing so. Raw material price fluctuations could increase the cost to manufacture our Commercial Platform's products and adversely affect our operating results.

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

Risks Related to our Dependence on Third Parties

Disagreements with our current or future collaboration partners, the amendment of any collaboration agreement or the termination of any collaboration arrangement, could cause delays in our product development and materially and adversely affect our business.

        Our collaborations, including those with our oncology drug partners AstraZeneca and Eli Lilly, and any future collaborations that we enter into may not be successful. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable drug candidate and, in some cases, termination of the collaboration arrangement. In addition, we may seek to amend the terms of one or more our collaboration agreements to adjust, among other things, the respective roles of our company and our collaboration partner as circumstances change. Our interests may not always be aligned with those our collaboration partners, For instance, we are much smaller than our collaboration partners and because they or their affiliates may sell competing products. This may result in potential conflicts between our collaborators and us on matters that we may not be able to resolve on favorable terms or at all.

        Collaborations with pharmaceutical or biotechnology companies and other third parties, including our existing agreements with AstraZeneca and Eli Lilly, are often terminable by the other party for any reason with certain advance notice. Any such termination or expiration would adversely affect us financially and could harm our business reputation. For instance, in the event one of the strategic alliances with a current collaborator is terminated, we may require significant time and resources to secure a new collaboration partner, if we are able to secure such an arrangement at all. As noted in the following risk factor, establishing new collaboration arrangements can be challenging and time-consuming. The loss of existing or future collaboration arrangements would not only delay or potentially terminate the possible development or commercialization of products we may derive from our technologies, but it may also delay or terminate our ability to test specific target candidates.

We rely on our collaborations with third parties for certain of our drug development activities, and, if we are unable to establish new collaborations when desired on commercially attractive terms or at all, we may have to alter our development and commercialization plans.

        Certain of our drug development programs and the potential commercialization of certain drug candidates rely on collaborations, such as savolitinib with AstraZeneca and fruquintinib with Eli Lilly. In the future, we may decide to collaborate with additional pharmaceutical and biotechnology companies for the development and potential commercialization of our other drug candidates.

        We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, NMPA or similar regulatory authorities outside the United States and China, the potential market for the subject drug candidate, the costs and complexities of manufacturing and delivering such drug candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative drug candidates or technologies for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with us for our drug candidate. The terms of any additional collaboration or other arrangements that we may establish may not be favorable to us.

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

        We rely and expect to continue to rely, to some extent, on our collaborators to provide funding in support of our own independent research and pre-clinical and clinical testing. We do not currently possess the financial resources necessary to fully develop and commercialize each of our drug candidates or the resources or capabilities to complete the lengthy regulatory approval processes that may be required for our drug candidates. Therefore, we rely and plan to continue to rely on strategic alliances to financially help us develop and commercialize certain of our drug candidates. As a result, our success depends, in part, on our ability to collect milestone and royalty payments from our existing collaborators, including our oncology drug partners AstraZeneca and Eli Lilly, and potential new collaborators. To the extent our collaborators do not aggressively pursue drug candidates for which we are entitled to such payments or pursue such drug candidates ineffectively, we will fail to realize these significant revenue streams, which could have an adverse effect on our business and future prospects.

        If the alliances we currently have with AstraZeneca and Eli Lilly, or future collaborators with whom we may engage, are unable or unwilling to advance our programs, or if they do not diligently pursue product development and product approval, this may slow our progress and delay potential milestone and royalty payments. Any such failure would have an adverse effect on our ability to collect key revenue streams and, for this reason, would adversely impact our business, financial position and prospects. Our collaborators may sub-license or abandon drug candidates or we may have disagreements with our collaborators, which would cause associated product development to slow or cease. There can be no assurance that our current strategic alliances will be successful, and we may require significant time to secure new strategic alliances because we need to effectively market the benefits of our technology to these future alliance partners, which may direct the attention and resources of our research and development personnel and management away from our primary business operations. Further, each strategic alliance arrangement will involve the negotiation of terms that may be unique to each collaborator. These business development efforts may not result in a strategic alliance or may result in unfavorable arrangements.

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

        The active pharmaceutical ingredient, drug product and drug substance used in our drug candidates are supplied to us from third-party vendors. Our ability to successfully develop our drug candidates, and to ultimately supply our commercial drugs in quantities sufficient to meet the market demand, depends in part on our ability to obtain the active pharmaceutical ingredient, drug product and drug substance for these drugs in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing. We contract with a single supplier to manufacture and supply us with the active pharmaceutical ingredient for fruquintinib for commercial purposes. We do not currently have arrangements in place for a redundant or second-source supply of the active pharmaceutical ingredient for fruquintinib or any other active pharmaceutical ingredients, drug product or drug substance used in our drug candidates in the event any of our current suppliers of such active pharmaceutical ingredient, drug product and drug substance cease their operations for any reason, which may lead to an interruption in our production.

        For all of our drug candidates, we aim to identify and qualify multiple manufacturers to provide such active pharmaceutical ingredient, drug product and drug substance prior to submission of an NDA to the FDA and/or NMPA. We are not certain, however, that our current suppliers will be able to meet our demand for their products, either because of the nature of our agreements with those suppliers, our limited experience with those suppliers or our relative importance as a customer to those suppliers. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While our suppliers have generally met our demand for their products on a timely basis in the past, they may subordinate our needs in the future to their other customers.

        Establishing additional or replacement suppliers for the active pharmaceutical ingredient, drug product and drug substance used in our drug candidates, if required, may not be accomplished quickly. If we are able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory approval, which could result in further delay. While we seek to maintain adequate inventory of the active pharmaceutical ingredient, drug product and drug substance used in our drug candidates, any interruption or delay in the supply of components or materials, or our inability to obtain such active pharmaceutical ingredient, drug product and drug substance from alternate sources at acceptable prices in a timely manner could impede, delay, limit or prevent our development efforts, which could harm our business, results of operations, financial condition and prospects.

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

        We, our collaboration partners and our CROs are required to comply with regulations for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the NMPA and comparable foreign regulatory authorities for any drugs in clinical development. In the United States, the FDA regulates GCP through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we, our collaboration partners or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require additional clinical trials before approving the marketing applications for the relevant drug candidate. We cannot assure you that, upon inspection, the FDA or other applicable regulatory authority will determine that any of the future clinical trials for our drug candidates will comply with GCPs. In addition, clinical trials must be conducted with drug candidates produced under applicable GMP regulations. Our failure or the failure of our collaboration partners or CROs to comply with these regulations may require us or them to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action. We are also required to register applicable clinical trials and post certain results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil sanctions.

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

        Historically, we have relied on the reputation and experience of, and support provided by, our founding shareholder, Hutchison Whampoa Limited (a wholly owned subsidiary of CK Hutchison), to advance our joint ventures and collaborations in China and elsewhere. CK Hutchison is a Hong Kong-based, multinational conglomerate with operations in over 50 countries. CK Hutchison is the ultimate parent company of Hutchison Healthcare Holdings Limited, which as of March 1, 2019, owns 60.2% of our total outstanding share capital. We believe that CK Hutchison group's reputation in China has given us an advantage in negotiating collaborations and obtaining opportunities.

        We also benefit from sharing certain services with the CK Hutchison group including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, shared use of accounting software system and related services, participation in the CK Hutchison group's pension, medical and insurance plans, participation in the CK Hutchison group's procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. We pay a management fee to an affiliate of CK Hutchison for the provision of such services. In the years ended December 31, 2016, 2017 and 2018, we paid a management fee of approximately $874,000, $897,000 and $922,000, respectively. In addition, we benefit from the fact that two retail chains affiliated with the CK Hutchison group, PARKnSHOP and Watsons, sell certain of our Commercial Platform products in their stores throughout Hong Kong and in other Asian countries. For the years ended December 31, 2016, 2017 and 2018, sales of our products to members of the CK Hutchison group amounted to $9.8 million, $8.5 million and $8.3 million, respectively.

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

        In the day-to-day conduct of our business, we and our joint ventures are in frequent contact with persons who may be considered government officials under applicable anti-corruption, anti-bribery and anti-kickback laws, and therefore, we and our joint ventures are subject to risk of violations under the FCPA, the U.K. Bribery Act, and other laws in the countries where we do business. We and our joint ventures have operations, agreements with third parties and we and our joint ventures make most of our sales in China. The PRC also strictly prohibits bribery of government officials. Our and our joint ventures' activities in China create the risk of unauthorized payments or offers of payments by the directors, employees, representatives, distributors, consultants or agents of our company or our joint ventures, even though they may not always be subject to our control.It is our policy to implement safeguards to discourage these practices by our and our joint ventures' employees. We have implemented and adopted policies designed by the R&D-based Pharmaceutical Association Committee, an industry association representing 40 global biopharmaceutical companies, to ensure compliance by us and our joint ventures and our and their directors, officers, employees, representatives, distributors, consultants and agents with the anti-corruption laws and regulations. We cannot assure you, however, that our existing safeguards are sufficient or that our or our joint ventures' directors, officers, employees, representatives, distributors, consultants and agents have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our business partners have not engaged and will not engage in conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, the U.K. Bribery Act or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, reputation, financial condition, cash flows and results of operations.

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

        We and our joint ventures face an inherent risk of product liability exposure related to the use of our drug candidates in clinical trials, sales of our or our joint ventures' products or the products we or they license from third parties through our Commercial Platform. If we and our joint ventures cannot successfully defend against claims that the use of such drug candidates in our clinical trials or any products sold through our Commercial Platform, including fruquintinib and/or any of our drug candidates which receive regulatory approval, caused injuries, we and our joint ventures could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

  •
  decreased demand for products sold through our Commercial Platform;

  •
  significant negative media attention and reputational damage;

  •
  withdrawal of clinical trial participants;

  •
  significant costs to defend the related litigation;

  •
  substantial monetary awards to trial participants or patients;

  •
  loss of revenue; and

  •
  the inability to commercialize any drug candidates that we may develop.

        Existing PRC laws and regulations do not require us or our joint ventures to have, nor do we or they, maintain liability insurance to cover product liability claims. We and our joint ventures do not have business liability, or in particular, product liability for each of our drug candidates or certain of our or their products. Any litigation might result in substantial costs and diversion of resources. While we and our joint ventures maintain liability insurance for certain clinical trials and products, this insurance may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products that we or our collaborators develop.

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

        Substantially all of our revenue is denominated in renminbi, which currently is not a freely convertible currency. A portion of our revenue may be converted into other currencies to meet our foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China's existing foreign exchange regulations, our subsidiaries and joint ventures are able to pay dividends in foreign currencies or convert renminbi into other currencies for use in operations without prior approval from the PRC State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take future measures to restrict access to foreign currencies for current account transactions.

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

        Certain of our PRC subsidiaries and joint ventures have been successful in their respective applications to renew/for the special High and New Technology Enterprise, or HNTE, status and/or granted the Technological Advance Service Enterprise, or TASE, status by the relevant PRC authorities. Both of these statuses allow the relevant enterprise to enjoy a reduced Enterprise Income Tax, or EIT, rate at 15% on its taxable profits. The statuses are valid until the end of 2019 or 2020 (for HNTE, renewal is done every three years) or 2018 (for TASE, renewal is done every three years in general) during which the relevant PRC enterprise must continue to meet the relevant criteria or else the 25% standard EIT rate will be applied from the beginning of the calendar year when the enterprise fails to meet the relevant criteria. In addition, it is unclear whether the HNTE/TASE status and tax incentives under the current policy will continue to be granted after their respective expiration dates. If the rules for such incentives are amended or the statuses are not renewed, higher EIT rates may apply resulting in increased tax burden which will impact our business, financial condition, results of operations and growth prospects.

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

        The EIT Law provides that a withholding tax at the rate of 10% is applicable to dividends payable by a PRC resident enterprise to investors who are "non-resident enterprises" (i.e., that do not have an establishment or place of business in the PRC or that have such establishment or place of business but the relevant dividend is not effectively connected with the establishment or place of business). However, pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Arrangement, withholding tax at a reduced rate of 5% may be applicable to dividends payable by PRC resident enterprises to beneficial owners of the dividends that are Hong Kong tax residents if certain requirements are met.There is uncertainty regarding whether the PRC tax authorities will consider us to be eligible to the reduced tax rate. If the Arrangement is deemed not to apply to dividends payable by our PRC subsidiaries and joint ventures to their respective Hong Kong immediate holding companies that are ultimately owned by us, the withholding tax rate applicable to us will be the statutory rate of 10% instead of 5% which may potentially impact our business, financial condition, results of operations and growth prospects.

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

        If the U.K. tax authorities determine that we are a U.K. tax resident, our profits will be subject to U.K. Corporation Tax rate at 19%, subject to the potential availability of certain exemptions related to dividend income and capital gains. This may have a material adverse effect on our financial condition and results of operations.

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

        Our success depends, in part, on our, our joint venture partners' and our collaboration partners' ability to protect our and our joint ventures' and our collaboration partners' products and drug candidates from competition by establishing, maintaining and enforcing our or their intellectual property rights. We, our joint ventures and our collaboration partners seek to protect the products and technology that we and they consider commercially important by filing PRC and international patent applications, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. As of December 31, 2018, we had 176 issued patents, including 18 Chinese patents, 20 U.S. patents and nine European patents, 130 patent applications pending in the above major market jurisdictions, and six pending Patent Cooperation Treaty, or PCT, patent applications relating to the drug candidates of our Innovation Platform. Our collaboration partner AstraZeneca is responsible for maintaining and enforcing our intellectual property rights in relation to savolitinib. As of the same date, our joint venture Nutrition Science Partners had 24 issued patents and three pending patent applications relating to HMPL-004 and its reformulation HM004-6599. Additionally, our joint ventures collectively had 133 issued patents and 11 patent applications in China and other jurisdictions relating to our Commercial Platform's products as of December 31, 2018. For more details, see Item 4.B. "Business Overview—Patents and Other Intellectual Property." Patents may become invalid and patent applications may not be granted for a number of reasons, including known or unknown prior art, deficiencies in the patent application or the lack of originality of the technology. In addition, the PRC and the United States have adopted the "first-to-file" system under which whoever first files an invention patent application will be awarded the patent. Under the first-to-file system, third parties may be granted a patent relating to a technology which we invented. Furthermore, the terms of patents are finite. The patents we hold and patents to be issued from our currently pending patent applications generally have a twenty-year protection period starting from the date of application.

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

        As of March 1, 2019, Hutchison Healthcare Holdings Limited owns approximately 60.2% of our ordinary shares. Accordingly, Hutchison Healthcare Holdings Limited has a significant influence over the outcome of any corporate transaction or other matter submitted to shareholders for approval and the interests of Hutchison Healthcare Holdings Limited may differ from the interests of our other shareholders. Because we are incorporated in the Cayman Islands, certain matters, such as amendments to our memorandum and articles of association, require approval of at least two-thirds of our shareholders by law subject to higher thresholds which we may set in our memorandum and articles of association. Therefore, Hutchison Healthcare Holdings Limited's approval will be required to achieve any such threshold. In addition, Hutchison Healthcare Holdings Limited will have a significant influence over the management and the strategic direction of our company.

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

        As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Global Select Market in respect of the following: (i) the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules, (ii) the requirement under Section 5605(d) of the Nasdaq listing rules that a remuneration committee comprised solely of independent directors governed by a remuneration committee charter oversee executive compensation and (iii) the requirement under Section 5605(e) of the Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors. Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors. Nor does Cayman Islands law impose specific requirements on the establishment of a remuneration committee or nominating committee or nominating process. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. We have voluntarily complied with many of the principles of the U.K. published by the U.K. Financial Reporting

Council which guides certain of our other corporate governance practices. See Item 6.C. "Board Practice—U.K. Corporate Governance Code" for more details.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2019. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States on June 30, 2019 and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2020, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

        In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the Ministry of Finance, or MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the United States and the CSRC or the MOF in the PRC. The PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

        The market price of our ADSs has been volatile. From March 17, 2016 to March 1, 2019, the closing sale price of our ADSs ranged from a high of $41.14 to a low of $11.26 per ADS.

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

        In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in 2018 the exchanges in China experienced a sharp decline as a result of a slowdown in the Chinese economy and trade tensions with the United States. Prolonged global capital markets volatility may affect overall investor sentiment towards our ADSs, which would also negatively affect the trading prices for our ADSs.

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

        The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar, and the renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted, and the exchange rate between the renminbi and U.S. dollar remained within a narrow band. In June 2010, China's People's Bank of China, or PBOC, announced that the PRC government would increase the flexibility of the exchange rate, and thereafter allowed the renminbi to appreciate slowly against the U.S. dollar within the narrow band fixed by the PBOC. However, on August 11, 12 and 13, 2015, the PBOC significantly devalued the renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day's value, respectively. In 2016, the renminbi further depreciated against the U.S. dollar by approximately 7.1%, but in 2017, the renminbi appreciated against the U.S. dollar by 5.9%. In 2018, the renminbi again depreciated against the U.S. dollar and ended down by 4.4% for the year.

        Significant revaluation of the renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we would receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert renminbi into foreign currency.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company.

        Hutchison China MediTech Limited was incorporated in the Cayman Islands on December 18, 2000 as an exempted company with limited liability under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Our company was founded by Hutchison Whampoa Limited (which in 2015 became a wholly owned subsidiary of CK Hutchison), a Hong Kong based multinational conglomerate with operations in over 50 countries. CK Hutchison is the ultimate parent company of our majority shareholder Hutchison Healthcare Holdings Limited.

        Our principal executive offices are located at 48th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong. Our telephone number at that address is +852 2121 8200. The address of our registered office in the Cayman Islands is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

        The chart below shows our organizational structure, including our principal subsidiaries and joint ventures, as of March 1, 2019.

Notes:

(1)
Employees and former employees of Hutchison MediPharma Limited hold the remaining 0.2% shareholding.
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

        We launched our Innovation Platform in 2002 with the establishment of our subsidiary Hutchison MediPharma. Our Innovation Platform is focused on developing drugs for the treatment of cancer and immunological diseases. Currently, we have eight drug candidates in active clinical trials around the world. Since 2001, we have also developed a profitable Commercial Platform in China, which includes our non-consolidated joint ventures Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan.

        We made capital expenditure payments of $4.3 million, $5.0 million and $6.4 million for the years ended December 31, 2016, 2017 and 2018, respectively. Our capital expenditures during these periods were primarily used for the purchases of property, plant and equipment to expand the Hutchison MediPharma research facilities and the new manufacturing facility in Suzhou, China, which produces commercial supplies of fruquintinib and other clinical supplies. Our capital expenditures have been primarily funded by cash flows from operations and proceeds from our initial public and follow-on offering in the United States.

        We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We also make available on our website's investor relations page, free of charge, our annual report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The address for our investor relations page is www.chi-med.com/investors. The information contained on our website is not incorporated by reference in this annual report.

B.    Business Overview.

Overview

        We are an innovative, commercial-stage biopharmaceutical company based in China aiming to become a global leader in the discovery, development and commercialization of targeted therapeutics and immunotherapies for oncology and immunological diseases. Our mission is to leverage the highly specialized expertise of our fully-integrated drug discovery division, known as our Innovation Platform, to develop and expand our drug candidate portfolio for the global market while also building on our first-mover advantage in the development and launch of novel cancer drugs in China, a market which represents approximately 24% of cancer patients globally with significant unmet medical needs.

        Focusing on both the global innovation and China oncology markets, our Innovation Platform's approximately 420-person strong team of scientists and staff has an established track record of highly productive drug development over the last 18 years. Currently, we have eight clinical drug candidates, five of which are either in or about to start global clinical development. With a fully-integrated innovation operation covering drug discovery, development, manufacturing and regulatory functions, we plan to further establish and leverage this platform to produce and commercialize a stream of novel drug candidates with global potential. Our commitment to having both a global clinical development program and a China oncology pipeline enables us to develop drug candidates which target indications that represent high levels of unmet medical needs. Moreover, our prescription drugs and consumer health division, known as our Commercial Platform, serves a dual purpose as both an ongoing source of cash to fund our research and development activities and providing an extensive prescription drug sales network with deep know-how in marketing and selling drugs within the complex medical system in China.

        Our core research and development philosophy is to take a holistic approach to the treatment of cancer and immunological diseases, through multiple modalities and mechanisms, including targeted therapies, immunotherapies and other pathways. Our initial focus has been to design uniquely selective small molecule tyrosine kinase inhibitors deliberately engineered to improve drug efficacy and reduce known off-target toxicities in the treatment of various types of cancer and immunological diseases. We recognized early on in our research and development that high selectivity is crucial in effectively treating patients in monotherapies as well as in the combination therapies which we believe are needed to significantly improve treatment outcomes. We are designing these highly selective tyrosine kinase inhibitors against various targets with applications across multiple cancer and immunological indications.

        Our Innovation Platform achieved an important milestone with the commercial launch in late November 2018 of our self-discovered and developed drug fruquintinib, sold under the brand name Elunate, for the treatment of metastatic colorectal cancer in China. We believe fruquintinib is the first home-grown, China-discovered and developed targeted oncology therapy to have been brought to unconditional approval and commercialization.

        Additionally, we believe our drug candidates in global development such as savolitinib (targeting the mesenchymal epithelial transition factor, or c-Met/MET), fruquintinib (targeting vascular endothelial growth factor receptors, or VEGFR, 1, 2 and 3), surufatinib (previously named sulfatinib; targeting VEGFR, fibroblast growth factor receptor 1, or FGFR 1, and the colony stimulating factor-1 receptor), HMPL-523 (targeting the spleen tyrosine kinase, or Syk) and HMPL-689 (targeting phosphoinositide 3'-kinase delta, or PI3Kd) are uniquely selective and/or differentiated and have the potential to be global first-in-class and/or best-in-class oncology therapies. Our success in research and development has led to partnerships with leading global pharmaceutical companies, including AstraZeneca and Eli Lilly.

        Driven by our strong expertise in molecular-targeted drugs and commitment to combination therapies of our tyrosine kinase inhibitors with various immunotherapies, we recently entered into multiple global and China-only collaboration agreements with Innovent Biologics (Suzhou) Co. Ltd., or Innovent, Shanghai Junshi Biosciences Co. Ltd., or Junshi, Genor Biopharma Co. Ltd., or Genor, and Taizhou Hanzhong Pharmaceuticals, Inc., or Hanzhong, to evaluate the safety, tolerability and efficacy of fruquintinib and surufatinib in combination with various programmed cell death protein 1, or PD-1, inhibitors, which are important additions to our ongoing studies combining savolitinib with AstraZeneca's programmed death-ligand 1, or PD-L1, inhibitor Imfinzi (durvalumab).

  Innovation Platform—Global Clinical Drug Development

        Our Innovation Platform comprises two drug development pipelines, namely our global clinical drug development platform and our China oncology platform. The following table summarizes the status of our global clinical drug portfolio's development as of the date of this annual report:

Figure 1: Our Global Clinical Development Pipeline

Notes: Dose finding/safety run-in = Phase I study; Proof-of-concept = Phase Ib/II study; Registration = Phase II/III registration study; c-MET = mesenchymal epithelial transition receptor; VEGFR = vascular endothelial growth factor receptor; FGFR1 = fibroblast growth factor receptor 1; CSF-1R = colony stimulating factor-1 receptor; Syk = spleen tyrosine kinase; PI3Kd = Phosphatidylinositol-3-Kinase delta; PD-L1 = programmed death-ligand 1; PD-1 = programmed cell death protein 1; NSCLC = non-small cell lung cancer; RCC = renal cell carcinoma; NET = neuroendocrine tumors; NHL = non-Hodgkin's lymphoma; EGFR = epidermal growth factor receptor; EGFRm = epidermal growth factor receptor mutation; TKI = tyrosine kinase inhibitor; ref. or refractory = resistant to prior treatment; MET+ = MET-amplification; intol. = intolerant to prior treatment; UK = United Kingdom; US = United States; Global = >2 countries; 1L = first line; 2L = second line; 3L = third line; * = further patient enrollment directed to savolitinib monotherapy arm due to the high efficacy observed; and ** = in planning.

        As shown in the table above, our global clinical drug portfolio currently includes our five lead drug candidates, namely savolitinib, fruquintinib, surufatinib, HMPL-523 and HMPL-689. Over the next several years, we intend to accelerate development of our global clinical drug portfolio through existing partnerships such as that with AstraZeneca, as well as increasingly through our own clinical and regulatory operations in the United States and Europe. We are currently focusing on the following global clinical programs:

  •
  Savolitinib—further progressing our study on savolitinib in combination with Tagrisso (osimertinib) for treating epidermal growth factor receptor mutation, or EGFRm, non-small cell lung cancer with MET amplification, or MET+. With encouraging data from the TATTON study which explored the combination of savolitinib and Tagrisso as a treatment option for EGFRm MET+ non-small cell lung cancer, we have, together with AstraZeneca, recently initiated the SAVANNAH study on a global scale to evaluate the combination of savolitinib and Tagrisso as a second-/third-line treatment for EGFRm MET+ non-small cell lung cancer patients who have progressed on first-/second-line Tagrisso. We expect the primary data from the SAVANNAH study to become available in 2021 and are hopeful that such data will be enough to support regulatory approval for this combination therapy. We also anticipate announcing plans for further Phase II/III studies on savolitinib in lung cancer during 2019. Furthermore, proof-of-concept studies of savolitinib in both renal cell carcinoma (as a monotherapy as well as in combinations with PD-L1 inhibitors) and gastric cancer (as a monotherapy as well as in combinations with chemotherapy) are expected to be submitted for publication or presentation at scientific conferences in 2019 and, if the results of such studies are positive, they may lead to subsequent clinical development.

  •
  Fruquintinib—building on the data collected from the FRESCO study, which supported fruquintinib's approval for third-line metastatic colorectal cancer patients in China, and the ongoing Phase Ib dose finding study of fruquintinib in the United States, we are planning to initiate a U.S. registration study of fruquintinib as a third-/fourth-line treatment for metastatic colorectal cancer patients. We also intend to conduct combination studies of fruquintinib with Tyvyt, a PD-1 monoclonal antibody developed by Innovent and recently approved for clinical development, in both China and the United States.

  •
  Surufatinib—the encouraging data from the Phase II study of surufatinib in pancreatic neuroendocrine tumor patients in China and the ongoing Phase Ib study in the United States of surufatinib in pancreatic neuroendocrine tumor patients will guide our planning for a U.S. registration study of surufatinib in pancreatic neuroendocrine tumor patients who have progressed on Sutent or Afinitor, which is currently underway. Similar to fruquintinib, we intend to conduct a combination study of surufatinib with Tuoyi, a PD-1 monoclonal antibody being developed by Junshi, in both China and the United States.

  •
  HMPL-523 and HMPL-689—based on emerging Phase I/Ib proof-of-concept clinical data in China and Australia on both HMPL-523 and HMPL-689, we plan to initiate development of both drug candidates in the United States and Europe in early 2019, focusing on multiple sub-categories of indolent non-Hodgkin's lymphoma.

        We also plan to further develop our four un-partnered drug candidates (fruquintinib (ex-China), surufatinib, HMPL-523 and HMPL-689) in various proof-of-concept studies and explore the possibility of conducting combination studies of HMPL-523 and HMPL-689 with other tyrosine kinase inhibitors. Furthermore, we expect our Innovation Platform discovery activities to produce other new emerging drug compounds and aim to move promising candidates into our global clinical drug portfolio each year.

        In line with our strategy to expand clinical activities globally, we commenced operation of our U.S. subsidiary, Hutchison MediPharma (US) Inc., at our new office in New Jersey in early 2018. While we have been involved in clinical and non-clinical development in North America and Europe for over a decade, the activities conducted by this new U.S. office will support our growth strategy outside of China and significantly broaden and scale our non-Asian clinical development and international operations. We also intend to significantly expand our U.S. clinical team to support our increasing clinical activities in the United States and Europe.

  Innovation Platform—China Oncology Drug Development

        The following table summarizes the status of our China clinical programs as of the date of this annual report:

Figure 2: Our China Clinical Development Pipeline

Notes: Dose finding/safety run-in = Phase I study; Proof-of-concept = Phase Ib/II study; Registration = Phase II/III registration study; c-MET/MET = mesenchymal epithelial transition receptor; VEGFR = vascular endothelial growth factor receptor; FGFR = fibroblast growth factor receptor; CSF-1R = colony stimulating factor-1 receptor; Syk = spleen tyrosine kinase; PI3Kd = Phosphatidylinositol-3-Kinase delta; EGFR = epidermal growth factor receptor; EGFR WT = EGFR wild-type; acute myeloid lymph. = acute myeloid lymphoma; ITP = immune thrombocytopenia purpura; PD-1 = programmed cell death protein 1; NSCLC = non-small cell lung cancer; NET = neuroendocrine tumors; acute myeloid lymph. = acute myeloid lymphoma; ITP = immune thrombocytopenia purpura; NHL = non-Hodgkin's lymphoma; EGFRm = epidermal growth factor receptor mutation; ref. or refractory = resistant to prior treatment; MET+ = MET-amplification; 1L = first line; 2L = second line; 3L = third line; ≥3L= third line or above; * = in planning; and ** = discontinued.

        China's oncology patients represent approximately 24% of the global oncology patient population. In our view, the China oncology market represents a substantial and fast-growing market opportunity expected to be supported by China's increasing emphasis on innovation combined with its rapidly improving regulatory environment for approving novel treatments. We believe our well-established presence in China, combined with our ability to deliver global-quality innovative drugs and utilize the distribution and sales infrastructure and industry experience of our Commercial Platform, positions us well to address the major unmet medical needs in the China oncology market. As indicated in the table above, our plans for our drug candidates in China include:

  •
  Savolitinib—we expect that our Phase II study in China of savolitinib in non-small cell lung cancer patients with MET Exon 14 mutation/deletion who have failed prior systemic therapy, or are unwilling or unable to receive chemotherapy, which is expected to complete enrollment in late 2019, if successful, would be sufficient to support an NDA submission in China. We believe MET Exon 14 mutation/deletion in China has the potential to be the first savolitinib approval world-wide.

  •
  Fruquintinib—in November 2018, we commenced commercial sales of Elunate, the brand name of fruquintinib capsules, targeting the estimated approximately 55,000-60,000 metastatic colorectal cancer third-line patients in China each year as of 2018. In addition to this commercial launch, we have made progress with fruquintinib in various other cancer indications, including the initiation of the FRUTIGA study in China, a pivotal Phase III study to evaluate the efficacy and safety of fruquintinib in combination with Taxol compared with Taxol monotherapy for second-line treatment of advanced gastric cancer in patients who had failed first-line chemotherapy, and the completion of the Phase II study in China of fruquintinib in combination with Iressa in first-line EGFR activating mutation non-small cell lung cancer. Preliminary data from this Phase II study with Iressa showed encouraging efficacy and safety profile. Moreover, in addition to our global collaboration to evaluate the combination of fruquintinib with Innovent's PD-1 monoclonal antibody Tyvyt, we have entered into a collaboration in China to evaluate the combination of fruquintinib with genolimzumab (GB226), a PD-1 monoclonal antibody being developed by Genor.

  •
  Surufatinib—we have initiated and are currently enrolling two Phase III studies in neuroendocrine tumor patients in China, which are expected to deliver interim analyses in 2019. If these two studies yield positive results, we plan to submit an NDA for surufatinib for the treatment of neuroendocrine tumor patients. Based on encouraging Phase Ib data in biliary tract cancer patients, we plan to also initiate a Phase II/III study for surufatinib in early 2019. In addition to our global collaboration to evaluate the combination of surufatinib with Junshi's PD-1 monoclonal antibody toripalimab, we have entered into a collaboration in China to evaluate the combination of surufatinib with HX008, a PD-1 monoclonal antibody being developed by Hanzhong.

  •
  HMPL-523 and HMPL-689—data from an extensive Phase I/Ib dose escalation and expansion study (covering more than 110 patients) on HMPL-523 has encouraged us to initiate exploratory studies in China on multiple indolent non-Hodgkin's lymphoma sub-categories, including chronic lymphocytic leukemia/small lymphocytic lymphoma, follicular lymphoma, marginal zone lymphoma, Waldenstrom's macroglobulinemia and mantle cell lymphoma. Furthermore, we have initiated a Phase I study of HMPL-523, in combination with azacitidine, an approved hypo methylation agent, in elderly patients with acute myeloid leukemia in China. Our Phase I dose escalation study on HMPL-689 in China is close to completion and expected to proceed into proof-of-concept in 2019 in multiple sub-categories of indolent non-Hodgkin's lymphoma.

        In addition to developing our other drug candidates in late-stage clinical studies, we have made further progress in our various early or proof-of-concept clinical trials, including the initiation of a Phase Ib/II trial in China in glioblastoma, a primary brain cancer that harbors high levels of EGFR gene amplification, with epitinib, our unique EGFR inhibitor that has demonstrated the ability to penetrate the blood-brain barrier. We aim to establish proof-of-concept for epitinib, theliatinib and fibroblast growth factor receptors and progress two to three more drug candidates into early-stage development by 2021.

        Fruquintinib is our most valuable asset in China, and as a result we place high importance on gaining freedom to operate in the life cycle development of fruquintinib. We believe that fruquintinib is a best-in-class VEGFR inhibitor and could be considered for development in China in many solid tumor indications in which VEGFR inhibitors have been approved globally. To this end, we recently amended our collaboration agreement with Eli Lilly with respect to fruquintinib, which gives us, among others, all planning, execution and decision making responsibilities for life cycle indication development of fruquintinib in China. For this right, we will pay 100% of the costs associated with fruquintinib life cycle indication development in China (versus 30% under the original agreement), and in return, Eli Lilly will pay us a total of up to $60.0 million in milestone payments, subject to the approval of fruquintinib in China in up to three life cycle indications (versus $12.5 million per indication under the original agreement), and an increased tiered royalty of 15-29% (versus 15-20% under the original agreement) upon the commercial launch of fruquintinib in a new life cycle indication. Eli Lilly has also given us the liberty to collaborate with third-parties to explore combination therapies of fruquintinib with various immunotherapy agents. In addition, Eli Lilly has given us the promotion and distribution rights for fruquintinib in provinces that represent 30% (or 40% if certain additional criteria are met) of sales of fruquintinib in China upon the achievement of a non-fruquintinib related Eli Lilly commercial action.

        With this important amendment agreement, we now have full control to move forward with development in multiple life cycle indications as well as combination studies of fruquintinib with third-party checkpoint inhibitors, while enjoying a greater share of any economic benefits of fruquintinib.

        Leveraging the resources from both our global clinical drug development platform and our China oncology platform, we have spent the past five years and will continue to design novel oncology treatments which reflect our core research and development philosophy in attacking cancer through multiple modalities and mechanisms. These include furthering our pre-clinical program areas against targets such as extracellular signal-regulated kinases.

  Commercial Platform

        In addition to our Innovation Platform, we have established a profitable Commercial Platform in China which manufactures, markets and distributes prescription drugs and consumer health products. This Commercial Platform has grown to a significant scale, with our strategically important Prescription Drugs business joint ventures, Shanghai Hutchison Pharmaceuticals and Hutchison Sinopharm, operating a network of approximately 2,500 medical sales representatives covering over 24,900 hospitals in over 320 cities and towns in China as of December 31, 2018. Leveraging this extensive network, Shanghai Hutchison Pharmaceuticals and Hutchison Sinopharm own or have distribution rights to a number of important prescription drugs in China, including:

  •
  She Xiang Bao Xin, an oral vasodilator and pro-angiogenesis prescription therapy which is owned by Shanghai Hutchison Pharmaceuticals and approved to treat coronary artery disease. She Xiang Bao Xin is the third largest botanical prescription drug in this indication in China, with sales of 233.1 million in the year ended December 31, 2018 and a market share of approximately 17% nationally in 2018.

  •
  Seroquel (quetiapine tablets), an anti-psychotic therapy approved for bi-polar disorder and schizophrenia for which Hutchison Sinopharm has exclusive distribution rights in China. Seroquel holds a 6% market share in China's approximately $0.9 billion atypical anti-psychotic prescription drug market and approximately 48% of China's generic quetiapine market in 2018.

  •
  Concor (Bisoprolol tablets), a cardiac beta-1 receptor blocker in China with an approximately 24% national market share in China's beta-blocker drug market and 63% of China's generic bisoprolol market in 2018. Shanghai Hutchison Pharmaceuticals is now the exclusive marketing agent in nine provinces, markets that contain about 600 million people.

        Cash flow from our Commercial Platform has provided an important source of funding for our Innovation Platform since our inception. Additionally, our Commercial Platform has provided us the infrastructure and know-how in operating and marketing pharmaceutical products in the complex and evolving healthcare system in China.

        Over the next several years, we will combine the marketing and sales experience and hospital access gained from our Commercial Platform's operations with our growing dedicated oncology-focused sales team to support the launch of products from our Innovation Platform if and when they are approved for use in China. Concurrent with this team expansion, we also plan to increase our manufacturing capacity with a fully integrated active pharmaceutical ingredients or formulation manufacturing facility that is capable of supporting the manufacturing of our current and future commercial-stage oncology drugs.

Our Clinical Pipeline

        The following is a summary of the clinical pipeline for our drug candidates, many of which are being investigated against multiple indications.

Savolitinib c-Met Inhibitor

        Savolitinib is a potent and selective inhibitor of c-MET, an enzyme which has been shown to function abnormally in many types of solid tumors. We designed savolitinib to address human metabolite-related renal toxicity, the primary issue that halted development of several other selective c-MET inhibitors. In clinical studies to date, savolitinib has shown promising signs of clinical efficacy in patients with c-MET gene alterations in non-small cell lung cancer, papillary renal cell carcinoma, colorectal cancer, gastric cancer and prostate cancer with an acceptable safety profile. We are currently testing savolitinib in partnership with AstraZeneca, both as a monotherapy and in combinations. For more information regarding our partnership with AstraZeneca, see "—Overview of Our Collaborations."

  Mechanism of Action

        C-Met, which is also known as hepatocyte growth factor receptor, or HGFR, is a signaling pathway that has specific roles in normal mammalian growth and development. However, the HGFR pathway has also been shown to function abnormally in a range of different cancers, primarily through c-Met gene amplification, c-Met over-expression and gene mutations. The aberrant activation of c-Met has been demonstrated to be highly correlated in many cancer indications, including kidney, lung, gastric, colorectal, esophageal and brain cancer, and plays a major role in cancer pathogenesis (i.e., the development of the cancer), including tumor growth, survival, invasions, metastasis, the suppression of cell death as well as tumor angiogenesis. As a result, c-Met has become a widely investigated anti-cancer target in recent years with several selective c-Met inhibitors under development by different companies, although to date none have received regulatory approval.

        C-Met also plays a role in drug resistance in many tumor types. For instance, c-Met gene amplification has been found in non-small cell lung cancer and colorectal cancer following anti-EGFR treatment, leading to drug resistance. Furthermore, c-Met over-expression has been found to emerge in renal cell carcinoma following anti-VEGFR treatment.

  Savolitinib Research Background

        Selective c-Met compounds previously discovered by multinational pharmaceutical companies had positive pre-clinical data that supported their high c-Met selectivity and pharmacokinetic and toxicity profiles, but did not progress very far due to kidney toxicity. The issue appeared to be that certain metabolites of earlier compounds had dramatically reduced solubility and appeared to crystalize in the kidney, resulting in obstructive toxicity. With this understanding, we designed our compound, savolitinib (also known as AZD6094 and HMPL-504, formerly known as volitinib), differently while perserving high c-Met selective properties. Savolitinib has not shown any renal toxicity to date and does not appear to carry the same metabolites problems as the earlier selective c-Met compounds.

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

        One of our key areas of focus in our pre-clinical studies is to achieve superior selectivity on a number of kinases. A commonly used quantitative measure of selectivity is through comparing enzyme IC50, which represents the concentration of a drug that is required for 50% inhibition of the target kinase in vitro and the plasma concentration required for obtaining 50% of a maximum effect in vivo. High selectivity is achieved with a very low IC50 for the target cells, and a very high IC50 for the healthy cells (approximately 100 times higher than for the target cells). IC50 is measured in nM (nano-mole, a microscopic unit of measurement for the number of small molecules required to deliver the desired inhibitory effect).

        In the c-Met enzymatic assay, savolitinib showed potent activity with IC50 of 5 nM. In a kinase selectivity screening with 274 kinases, savolitinib had potent activity against the c-Met Y1268T mutant (comparable to the wild-type), weaker activity against other c-Met mutants and almost no activity against all other kinases. Savolitinib was found to be approximately 1,000 times more potent to c-Met than the next non-c-Met kinase. Similarly, in cell-based assays measuring activity against c-Met phosphorylation, savolitinib demonstrated potent activity in both ligand-independent (gene amplified) and ligand-dependent (over-expression) cells with IC50s at low nanomolar levels. In target related tumor cell function assays, savolitinib showed high potency with IC50 of less than 10 nM. Furthermore, savolitinib demonstrated cytotoxicity only on tumor cells that were c-Met gene amplified or c-Met over-expressed. In other cells, inhibition measurements demonstrated that IC50 amounts were over 30,000 nM, which is thousands of times higher than the IC50 on c-Met tumor cells.

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

  In vivo efficacy

        We tested the in vivo activity of savolitinib on different human tumor xenograft models, a technique where human tumor cells are transplanted into various animal models. For example, in a gastric cancer c-Met gene amplification model, savolitinib was found to inhibit tumor growth potently with good dose response at a 2.5 mg/kg (kg weight of the animal), suggesting potent anti-tumor activity. Moreover, the anti-tumor activity appeared to correlate well with the inhibition of c-Met phosphorylation and activation. Similarly in a non-small lung cancer c-Met gene amplified xenograft model, savolitinib also showed significant anti-tumor efficacy.

        Savolitinib showed strong synergistic effects with other anti-cancer therapies in certain xenograft models, including a model which has high c-Met gene amplification and originally derived from a non-small cell cancer cell line that is highly sensitive to EGFR inhibitors. The combination of savolitinib with the EGFR inhibitor Iressa demonstrated strong synergistic effect, suggesting targeting multiple pathways simultaneously may provide a viable approach for the treatment of tumors with activation of multiple pathways. These data suggest that there is a strong rationale for patients whose disease progressed after EGFR tyrosine kinase inhibitor treatment with c-Met gene amplification to use a combination therapy including savolitinib. We also studied in several subcutaneous xenograft models the anti-tumor effect of savolitinib in combination with Taxotere, a commonly used chemotherapy in gastric cancer treatment. In our studies, the combination produced additive or synergistic anti-tumor effect, and no significant additive or synergistic toxicity between the two drugs was found.

  Savolitinib First-in-human Studies

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

        The data of 35 patients in the dose escalation stage of this Phase I study were presented at the 2014 annual meeting of the American Society of Clinical Oncology. Grade ≥3 adverse events with greater than 5% incidence, based on the National Cancer Institute's Common Terminology Criteria for Adverse Event, or CTC, which is a set of criteria for the standardized classification of adverse effects of drugs used in cancer therapy (with 1 and 2 being relatively mild and higher numbers (up to 5) being more severe), associated with savolitinib treatment were fatigue (9%) and shortness of breath, or dyspnea (6%). Four patients reported five incidences of dose-limiting toxicities, including one CTC grade 3 incidence of elevated alanine transaminase (600 mg once daily), one incidence of CTC grade 3 fatigue (800 mg once daily), two incidences of CTC grade 3 fatigue and one incidence of CTC grade 3 headache (1,000 mg once daily). Notably, no obstructive kidney toxicity was seen in this study.

        A pharmacokinetics analysis showed savolitinib was rapidly absorbed with a half-life of approximately five hours, and drug exposure increased in a dose-proportional manner and with no obvious accumulation. This study showed that savolitinib was well tolerated at doses of up to 800 mg once daily.

        In 2013, we initiated a Phase I dose escalation study of savolitinib in China. A total of 41 patients were enrolled across the dose escalation and dose expansion stages of the study. We concluded that the data from this China Phase I study were consistent with the Australian Phase I study discussed above and that savolitinib was well tolerated at doses up to 800 mg once daily or 600 mg twice daily. The complete Phase I study results, combining data from Australia and China, were presented at the American Society of Clinical Oncology's annual meeting in 2015.

  Savolitinib Clinical Development

        As discussed below, we have tested, and are currently testing, savolitinib in partnership with AstraZeneca in multiple indications, both as a monotherapy and in combination with other targeted therapies.

  Non-small Cell Lung Cancer

        C-Met is an increasingly important target in non-small cell lung cancer. The table below shows a summary of the clinical studies that we have recently completed and underway for savolitinib in non-small cell lung cancer patients.

Figure 3: Clinical Trials of Savolitinib in Non-small Cell Lung Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib and Tagrisso	TATTON: 2L/3L EGFRm+; TKI refractory; MET+	Global	Ib/II	Completed Data present 2019	NCT02143466
Savolitinib and Tagrisso	SAVANNAH: 2L/3L EGFRm+; Tagrisso refractory; MET+	Global	II	Initiated Dec 2018	NCT03778229
Savolitinib and Iressa	2L EGFRm; Iressa ref; MET+	China	Ib/II	Completed	NCT02374645
Savolitinib	MET Exon 14 deletion	China	II Registration	Target compl. end 2019	NCT02897479

Notes: 2L = second line; 3L = third line; TKI refractory = resistant to prior tyrosine kinase inhibitor treatment; EGFRm = epidermal growth factor receptor mutations; MET+ = MET-amplification; Global = >2 countries; ref. or refractory = resistant to prior treatment; compl. = completion.

  Savolitinib and Tagrisso Combination

        In 2015, AstraZeneca received FDA approval for Tagrisso, its drug for the treatment of T790M+ EGFRm+, tyrosine kinase inhibitor-resistant non-small cell lung cancer. In 2018, Tagrisso's label was expanded to include previously untreated patients with EGFRm+ non-small cell lung cancer. Tagrisso sales in 2018, only the third year since its launch, were $1.9 billion. Tagrisso has been established as a new standard of care in the treatment of EGFRm+ non-small cell lung cancer and has now been approved in over 80 countries. Understanding the mechanism of acquired resistance following Tagrisso treatment is a key clinical question to inform the next treatment choice. A portion of EGFRm+ tyrosine kinase inhibitor-resistant patients and a portion of T790M+ EGFRm+ tyrosine kinase inhibitor-resistant patients progress because of c-Met gene amplification.

        At the European Society of Medical Oncology Congress in 2018, AstraZeneca presented the first results on the acquired resistance spectrum detected in patient plasma after progression in the first-line (FLAURA) and second-line T790M (AURA3) Phase III studies. C-Met amplification was among the most frequent mechanisms of acquired resistance to Tagrisso, with 15% of patients in the FLAURA study and 19% of patients in the AURA3 study exhibiting c-Met amplification after treatment with Tagrisso.

        As discussed in more detail below, we and AstraZeneca are studying savolitinib in combination with Tagrisso as a treatment choice for patients who have developed a resistance to tyrosine kinase inhibitors (primarily Tagrisso). The acceptance and uptake of Tagrisso indicates that the market potential for savolitinib in Tagrisso resistant, non-small cell lung cancer could be material.

  TATTON study (Part A); Phase I dose finding study (Status: completed; NCT02143466)

        The primary objective of the TATTON study (Part A) Phase I study was to establish a safe and effective combination dose. All patients were screened for their T790M status (+/–) as well as some for their c-Met gene amplification status, if sufficient tissue samples were available, although patients of all tumor types were admitted to the trial regardless of status. A total of 12 patients were dosed with either 600 mg or 800 mg of savolitinib in combination with 80 mg of Tagrisso once daily. It was found that both 600 mg and 800 mg once daily could be combined with 80 mg of Tagrisso once daily with a safety profile consistent with single agent use. Furthermore, of the 11 evaluable patients in the study, six confirmed partial responses were observed. This resulted in an objective response rate of 55% and contributed to a disease control rate of 100%. None of the adverse effects in the 600 mg dose were CTC grade ≥3, and only two in the 800 mg dose were CTC grade ≥3. These were nausea (8%) and decreased white blood cell count (8%). The results were presented in 2015 at the American Society of Clinical Oncology Annual Meeting.

        This novel combination of two well-tolerated therapies, albeit a small sample size, delivered significant objective response rate levels. As a result, we expanded the TATTON Phase Ib study to demonstrate broader proof-of-concept.

  TATTON study (Part B); Phase Ib/II expansion study in non-small cell lung cancer (second-line and third-line), Tagrisso-refractory patients (Status: completed; NCT02143466)

        In 2016, we initiated a global Phase Ib/II expansion study in second-line non-small cell lung cancer, called the TATTON study (Part B), aiming to recruit sufficient c-Met gene amplified patients who had progressed after prior treatment with first-generation EGFR inhibitors Iressa or Tarceva to support a decision on global Phase II/III registration strategy. In this first-generation EGFR tyrosine kinase inhibitor refractory non-small cell lung cancer population, we estimate that c-Met gene amplification occurs in 15-20% of patients. Preliminary data from TATTON (Part B), in 34 evaluable patients, were presented at the 2017 World Conference on Lung Cancer and showed confirmed partial responses in 14/23 (61% objective response rate) of T790M mutation negative patients, as well as confirmed partial responses in 6/11 (55% objective response rate) of T790M mutation positive patients. These data are consistent with the TATTON study (Part A).

Figure 4: Preliminary data from TATTON study (Part B) were compelling and consistent with the TATTON study (Part A)

Notes:    n=number of patients; MET+ = MET-amplification; T790M+ = T790M mutation positive; T790M– = T790M mutation negative; NR = not reached.

*Centrally confirmed MET-amplification (fluorescence in-situ hybridization, MET gene copy ≥5 or MET/CEP7 ratio ≥2)

        The TATTON study (Part B) also enrolled third-line non-small cell lung cancer patients that had progressed after treatment with Tagrisso as a result of c-Met gene amplification acquired resistance. Data presented in June 2017 at the American Society of Clinical Oncology, by Harvard Medical School and Massachusetts General Hospital Cancer Center showed that about 30% (7/23 patients) of Tagrisso-resistant third-line non-small cell lung cancer patients harbor c-Met gene amplification. This third-line patient population is generally heavily pre-treated and highly complex from a molecular analysis standpoint, with the study showing that more than half of the c-Met gene amplification patients also harbored additional genetic alterations, including EGFR gene amplification and K-Ras mutations.

        The TATTON study (Part B) also included preliminary data in 30 evaluable patients previously treated with third-generation T790M-directed EGFR inhibitors, primarily Tagrisso, which was presented at the 2017 World Conference on Lung Cancer. As figure 5 below illustrates, confirmed partial responses were observed in 10/30 (33% objective response rate) of these patients, and while this is lower than the 55-61% objective response rate in the study's second-line patients, it was as expected given the additional driver genes at work post-Tagrisso monotherapy failure. We believe that the savolitinib plus Tagrisso combination is an important treatment option for these late-stage patients who have no remaining targeted treatment alternatives.

Figure 5: The savolitinib/Tagrisso combination could be an important treatment option for the third-line or above non-small cell lung cancer patients who have no remaining targeted treatment alternatives

Notes: PR= partial response; SD= stable disease; PD = progressive disease; NE = not evaluable; DoR = duration of response; MET+ = MET-amplification; T790M+; 3rd Gen. = third generation; EGFR-TKI = EGFR tyrosine kinases inhibitor; n = number of patients; NR = not reached; MET/CEP7 ratio = ratio of the MET copy number to the number of chromosome 7 centromeres.

        Additional data from the TATTON study (Part B) have been accepted for presentation at the American Association for Cancer Research Annual Meeting in 2019. We and AstraZeneca decided to progress into the next stage of development in this indication, with plans outlined below.

  TATTON study (Part B expansion) and TATTON study (Part D); Phase Ib/II study in non-small cell lung cancer (second-line and third-line), first generation EGFR inhibitor-refractory EGFRm+ patients (Status: enrollment complete; NCT02143466)

        In late 2017, the TATTON study (Part B expansion) and the TATTON study (Part D) were initiated to study Tagrisso combined with a lower savolitinib dose (300 mg once daily) in the context of maximizing long-term tolerability of the combination for patients who could be in poor condition and/or on the combination for long periods of time. Enrollment of the TATTON study (Part B expansion) and the TATTON study (Part D) has now been completed and patients continue to be treated and clinical data continues to mature. Finalization of the registration study dose of Tagrisso and savolitinib is close to complete. We expect to present interim data from this study at the 2019 American Association for Cancer Research conference.

  SAVANNAH study; Phase II study in non-small cell lung cancer (second-line and third-line) Tagrisso-refractory EGFRm+ patients (Status: initiated in December 2018; NCT03778229)

        Based on the encouraging results of the multiple TATTON studies, we and AstraZeneca have initiated a global Phase II study of savolitinib in combination with Tagrisso in EGFRm+ non-small cell lung cancer patients with c-Met gene amplification who have progressed following Tagrisso. The SAVANNAH study is a single-arm study, in North and South America, Europe and Asia. The primary data completion is anticipated in 2021.

  Savolitinib and Iressa Combination

        In 2003, AstraZeneca received FDA approval for Iressa, a drug for the treatment of EGFRm+ tyrosine kinase inhibitor-resistant non-small cell lung cancer. Iressa is used in the treatment of patients with advanced EGFRm+ non-small cell lung cancer, and has been approved in over 64 countries. A portion of EGFRm+ tyrosine kinase inhibitor-resistant patients progress because of c-Met gene amplification. As discussed in more detail below, we and AstraZeneca are studying savolitinib in combination with Iressa as a second- and third-line treatment choice for patients who have developed a resistance to Iressa. We will continue to evaluate this opportunity during 2019 in the context of the evolving treatment paradigm for EGFRm+ non-small cell lung cancer.

  Phase Ib non-small cell lung cancer (second-line) in EGFR tyrosine kinase inhibitor-refractory patients (Status: completed; NCT02374645)

        At the 2017 World Conference on Lung Cancer, we presented Phase Ib proof-of-concept data assessing savolitinib (600 mg once daily) in combination with Iressa in patients in China with EGFRm+ advanced non-small cell lung cancer with centrally confirmed c-Met gene amplification who had progressed following first-generation EGFR inhibitor therapy. Preliminary results showed confirmed partial responses in 12 of 23 T790M mutation negative patients (52% objective response rate), as well as confirmed partial responses in two of 23 T790M mutation positive patients (9% objective response rate). The 52% objective response rate in T790M mutation negative patients was as expected and similar to that recorded in the TATTON study (Part B) for this target patient population, indicating that for these patients Iressa might be the most cost-efficient combination partner for savolitinib. The low 9% objective response rate in T790M mutation positive patients was also as expected, as Iressa does not effectively address T790M mutants. In terms of safety, the savolitinib plus Iressa combination dose was safe and well tolerated. We and AstraZeneca will continue to evaluate this opportunity during 2019.

  Savolitinib Monotherapy

        It is estimated that 2-3% of newly diagnosed non-small cell lung cancer patients have a specific genetic mutation, known as MET Exon 14 deletion, where exon 14 of the MET gene is either deleted or not functional, resulting in c-Met over expression, which is believed to play a role in cancer development as discussed above in the mechanism of action section. This equates to approximately 10,000 new patients per year in China.

  Phase II study in non-small cell lung cancer patients with Met Exon 14 deletion (Status: recruitment ongoing; NCT02897479)

        A Phase II study of savolitinib as a monotherapy is currently enrolling in China for non-small cell lung cancer patients with MET Exon 14 deletion who have progressed following prior systemic therapy, or are unable to receive systemic therapy. We expect to present primary data from this study in 2020. If results are sufficiently positive, this has the potential to be savolitinib's first NDA.

  Kidney Cancer

        The table below shows a summary of the clinical studies that we have recently completed or underway for savolitinib in kidney cancer patients.

Figure 6: Clinical Trials of Savolitinib in Kidney Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	PRCC	Global	II	Completed	NCT02127710
Savolitinib monotherapy	SAVOIR; MET+ PRCC	Global	III	Enrol. suspended	NCT03091192
Savolitinib monotherapy	PAPMET: Savo vs. sunitinib vs. cabozantinib vs. crizotinib	US (NCI)	II	Enrol. suspended	NCT02761057
Savolitinib monotherapy	CALYPSO: Clear cell RCC; VEGFR TKI refractory	UK/Spain	II	Discontinued (focus on PD-L1 combos)	NCT02819596
Savolitinib and Imfinzi	CALYPSO: PRCC	UK/Spain	II	Interim—Presented at ASCO GU 2019	NCT02819596
Savolitinib and Imfinzi	CALYPSO: Clear cell RCC; VEGFR TKI refractory	UK/Spain	II	Enrolling—Data late 2019/2020	NCT02819596

Notes: PRCC = papillary renal cell carcinoma; RCC = renal cell carcinoma; Enrol. = enrollment; ASCO GU 2019 = the American Society of Clinical Oncology's 2019 Genitourinary Cancers Symposium; Savo. = savolitinib; TKI = tyrosine kinase inhibitor; VEGFR TKI refractory = resistant to prior VEGFR tyrosine kinase inhibitor treatment; MET + = MET amplification; Global = >2 countries; NCI = National Cancer Institute.

        Papillary renal cell carcinoma is the most common of the non-clear cell renal cell carcinomas representing about 14% of kidney cancer. Approximately 403,300 new cases of kidney cancer were diagnosed globally in 2018, equating to about 56,500 cases of papillary renal cell carcinoma, with approximately half harboring c-Met driven disease. No targeted therapies have been approved specifically for papillary renal cell carcinoma, although modest efficacy in non-clear cell renal cell carcinoma has been reported in sub-group analyses of broader renal cell carcinoma studies of VEGFR (e.g., Sutent) and mammalian target of rapamycin (e.g., Afinitor) tyrosine kinase inhibitors, with objective response rates of <10% and median progression-free survival in first-line setting of four to six months and second-line setting of only one to three months (ESPN study, Tannir N. M. et al.).

        During an Australian Phase I study, our investigators noted positive outcomes among papillary renal cell carcinoma patients with a strong correlation to c-Met gene amplification status. Out of a total of eight papillary renal cell carcinoma patients in our Australia Phase I study who were treated with various doses of savolitinib, three achieved confirmed partial response (tumor measurement reduction of greater than 30%). A further three of these eight papillary renal cell carcinoma patients achieved stable disease, which means patients without partial response but with a tumor measurement increase of less than 20%. This aggregate objective response rate (the percentage of patients in the study who show either partial response or complete response) of 38% was very encouraging for papillary renal cell carcinoma, which has no effective approved treatments. These responses were also durable as demonstrated by a patient who has been on the therapy for over 30 months and had tumor measurement reduction of greater than 85%. Importantly, the level of tumor response among these papillary renal cell carcinoma patients correlated closely with the level of c-Met gene amplification. The patients with consistent c-Met gene amplification across the whole tumor responded most to savolitinib, and with those patients with the highest level of c-Met gene amplification responding most to the treatment.

        Recent data have emerged to show that papillary renal cell carcinoma responds to immunotherapy such as inhibitors of an immune checkpoint known as programmed cell death 1, or PD-1, used by cancer cells to avoid being attacked by the immune system. Preliminary data from the KEYNOTE-427 study (Cohort B) as presented by Merck & Co at the American Society of Clinical Oncology's 2019 Genitourinary Cancers Symposium showed objective response in treatment naïve papillary renal cell carcinoma patients treated with the PD-1 inhibitor Keytruda was 25%. In the broader kidney cancer setting, combinations of PD-1 or PD-L1 with targeted therapies that demonstrated single agent effect have demonstrated additive benefits. Early academic research suggests possible rationale for the synergistic effect of the PD-1/PD-L1 and MET combination could center around c-Met/HGF mobilization of neutrophils with immunosuppressive properties in T-cell inflamed tissues (Glodde et al., 2017, Immunity 47, 789-802).

  Savolitinib Monotherapy

  Phase II study of savolitinib monotherapy in papillary renal cell carcinoma (Status: completed; NCT02127710)

        In early 2017, we presented the results of our global Phase II study in papillary renal cell carcinoma at the American Society of Clinical Oncology's Genitourinary Cancers Symposium and subsequently published these results in the Journal of Clinical Oncology. This Phase II study, conducted in the United States, Canada and Europe, was the largest and most comprehensive clinical study in papillary renal cell carcinoma ever conducted. Of 109 patients treated with savolitinib, papillary renal cell carcinoma was c-Met driven in 44 patients (40%), c-Met independent in 46 patients (42%) and Met status unknown in 19 patients (17%). The objective response rate based on confirmed partial responses in all patients was 7% (8/109). c-Met driven papillary renal cell carcinoma was strongly associated with encouragingly durable response to savolitinib with an objective response rate in the c-Met driven group of 18% (8/44) as compared to 0% (0/46) in the c-Met independent group (p=0.002). P-value is a measure of the probability of obtaining the observed sample results, with a lower value indicating a higher degree of statistical confidence in these studies. Median progression-free survival for patients with c-Met driven and c-Met independent papillary renal cell carcinoma patients was 6.2 months (95% confidence interval: 4.1-7.0) and 1.4 months (95% confidence interval: 1.4-2.7), respectively (hazard ratio=0.33; 95% confidence interval: 0.20-0.52; p<0.0001). A 95% confidence interval means that there is a 95% chance that the results will be within the stated range. Hazard ratio is the probability of an event (such as disease progression or death) occurring in the treatment arm divided by the probability of the event occurring in the control arm of a study, with a ratio of less than one indicating a lower probability of an event occurring for patients in the treatment arm. Savolitinib was well tolerated, with no reported treatment related CTC grade ≥3 adverse events with greater than 5% incidence. Total aggregate savolitinib treatment-related CTC grade ≥3 adverse events occurred in just 19% of patients.

Figure 7: Phase II study of savolitinib monotherapy in papillary renal cell carcinoma in the United States, Canada and Europe. This study clearly demonstrated c-Met driven patients had better progression-free survival compared to c-Met independent patients.

Source: Chi-Med.

Notes: n = number; mo. = months; 95% CI = 95% confidence interval; HR = hazard ratio.

  SAVIOR study; Phase III study of savolitinib monotherapy in papillary renal cell carcinoma (Status: enrollment suspended; NCT03091192)

        Based on the Phase II results we presented in early 2017, we initiated the SAVOIR study in June 2017. The SAVOIR study was designed to be a global Phase III, open-label, randomized, controlled trial evaluating the efficacy and safety of savolitinib (600 mg once daily) compared with sunitinib in patients with c-Met driven, unresectable, locally advanced or metastatic papillary renal cell carcinoma. C-Met status was confirmed by the novel targeted next-generation sequencing assay developed for savolitinib. Patients were randomized in a 1:1 ratio to receive either treatment with savolitinib, or treatment with sunitinib. The primary endpoint for efficacy in the SAVOIR study was median progression-free survival, with secondary endpoints of overall survival, objective response rate, duration of response, best percentage change in tumor size, disease control rate, and safety and tolerability. Furthermore, to further understand the role of c-Met driven disease in papillary renal cell carcinoma, we conducted a global molecular epidemiology study, which screened, using our companion diagnostic, archived tissue samples from papillary renal cell carcinoma patients to identify c-Met driven disease. Historical medical records from these patients were then used to determine if c-Met driven disease is predictive of worse outcome, in terms of progression-free survival and overall survival, in papillary renal cell carcinoma patients.

        Based on the molecular epidemiology study, the Phase II study and the first section of SAVOIR enrollment, we concluded that savolitinib would provide significant benefit only in second-line patients who are resistant to prior Sutent therapy. As a result, in late 2018 Chi-Med, AstraZeneca and our investigators suspended enrollment of savolitinib monotherapy in c-Met-positive papillary renal cell carcinoma patients, including savolitinib enrollment for the SAVOIR Phase III study and the PAPMET study (NCT02761057, discussed below), in order to reassess the strategy for papillary renal cell carcinoma in favor of potential combinations of savolitinib and immunotherapy as discussed below.

  PAPMET study; Phase II study of multiple tyrosine kinase inhibitors in metastatic papillary renal cell carcinoma (Status: enrollment suspended for c-Met inhibitors; NCT02761057)

        A Phase II study, sponsored by the U.S. National Cancer Institute, and named the PAPMET study, to assess the efficacy of multiple tyrosine kinase inhibitors in metastatic papillary renal cell carcinoma patients, irrespective of c-Met status, including VEGFR inhibitors Sutent and Cabometyx (cabozantinib), and c-Met inhibitors Xalkori (crizotinib) and savolitinib began enrolling patients in 2016. Following the interim analysis discussed above, further investigation of c-Met inhibitors was suspended.

  Savolitinib and Immunotherapy Combinations

        Immunotherapy combinations are rapidly changing the treatment landscape in kidney cancer. Immune checkpoints such as PD-L1 are sometimes used by cancer cells to avoid being attacked by the immune system. As such, drugs that target these checkpoints are being developed or marketed as cancer treatments. Imfinzi (durvalumab) is an anti-PD-L1 antibody owned by AstraZeneca. Anti-PD-L1 antibodies have been associated with clinical benefits in metastatic renal cell carcinoma, and MET dysregulation has been considered to play an important role in papillary renal cell carcinoma pathogenesis and is a mechanism of resistance against kinase inhibitors in clear cell renal cell carcinoma. Moreover, early academic research suggests potential synergies in inhibiting both MET and PD-L1.

  CALYPSO study; Phase Ib study of savolitinib in combination with Imfinzi in renal cell carcinoma (Status: completed: NCT02819596)

        A Phase Ib dose escalation study in the United Kingdom and Spain sponsored and led by the Barts Cancer Institute of Queen Mary University of London was conducted to determine the recommended Phase II dose of savolitinib and Imfinzi when given in combination. Six evaluable patients were enrolled, and none reported dose-limiting toxicities. Adverse events were in line with the established safety profiles of each drug as monotherapies. In 2016, 600 mg once daily of savolitinib and 1,500 mg once every four weeks of Imfinzi was selected as the recommended Phase II dose for the expansion phase of the CALYPSO study, which is discussed in more detail below.

  CALYPSO study; Phase II study of savolitinib in combination with Imfinzi in both papillary renal cell carcinoma and clear cell renal cell carcinoma patients (status: dose expansion ongoing; NCT02819596)

        As detailed above, the CALYPSO study completed a Phase Ib dose finding study to assess safety/tolerability of savolitinib and Imfinzi combination therapy in several c-Met driven kidney cancer patient populations. In 2017, the study moved on to the Phase II expansion stage in papillary renal cell carcinoma and clear cell renal cell carcinoma patients in the United Kingdom and Spain to further explore efficacy.

        Interim results of the papillary renal cell carcinoma cohort of the CALYPSO Phase II study were presented at the 2019 American Society of Clinical Oncology's Genitourinary Cancers Symposium showing encouraging efficacy across all patients, both c-Met-positive and -negative. The interim CALYPSO data reported an objective response rate of 27% (11/41), while median progression-free survival was 5.3 months

(95% confidence interval: 1.5-12.0 months). Median overall survival was immature/not reached. For the study's 28 previously untreated patients, the objective response rate was 32% (9/28). There were 13 treatment related CTC grade ≥3 adverse events that occurred in more than three patients, with edema (10%), nausea (5%) and transaminitis (5%) being most frequent. The investigators concluded that the Imfinzi-savolitinib combination is associated with durable responses in papillary renal cell carcinoma and that both progression-free survival and overall survival data were immature but encouraging. This compares favorably to the results of the Phase II study of savolitinib as a monotherapy, which reported a 7% objective response rate in all papillary renal cell carcinoma patients (18% ORR in MET-positive; and 0% in MET-negative).

        Data on the clear cell renal cell carcinoma cohort are expected to be submitted for presentation in late 2019 or early 2020.

  Gastric Cancer

        We have multiple Phase II studies in Asia to test savolitinib in c-Met-driven gastric cancer patients. The table below shows a summary of the clinical studies that we have recently completed or underway for savolitinib in gastric cancer patients.

Figure 8: Clinical Trials of Savolitinib in Gastric Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	Gastric cancer (MET amplification) and VIKTORY	China & South Korea	II	Completed VIKTORY to publish 2019	NCT01985555/ NCT02449551
Savolitinib and Taxotere	VIKTORY: Gastric cancer (MET amplification)	South Korea	II	Enrollment stopped (patients directed to savo mono due to high efficacy observed)	NCT02447406
Savolitinib and Taxotere	VIKTORY: Gastric cancer (MET over-expression)	South Korea	II	Enrollment stopped (patients directed to savo mono due to high efficacy observed)	NCT02447380

Notes: savo mono. = savolitinib monotherapy.

  Phase II studies of savolitinib monotherapy in MET amplified gastric cancer (Status: completed; NCT01985555 / NCT02449551)

        Phase II gastric cancer studies have been completed in China and in South Korea. The South Korean study is known as the VIKTORY study and is an umbrella study run and sponsored by the Samsung Medical Center in South Korea. A total of over 1,000 gastric cancer patients had been screened in these studies and those patients with confirmed c-Met-driven disease were treated.

        Preliminary results of the China study were presented at the 2017 Chinese Society of Clinical Oncology for the efficacy evaluable c-Met gene amplified patients. Based on confirmed and unconfirmed partial responses, the objective response rate was 43% (3/7) and disease control rate was 86% (6/7), with objective response rate of 14% (3/22) and disease control rate of 41% (9/22) among the overall efficacy evaluable aberrant c-Met set. As of data cut-off, the longest duration of treatment was in excess of two years. Savolitinib monotherapy was determined to be safe and well tolerated in patients with advanced gastric cancer. CTC grade ≥3 treatment emergent adverse events with greater than 5% incidence included abnormal hepatic function in 13% (4/31), gastrointestinal bleeding or decreased appetite in 10% (3/31 each), and diarrhea or gastrointestinal perforation in 6% (2/31 each). This China study concluded that savolitinib monotherapy demonstrated promising anti-tumor efficacy in gastric cancer patients with c-Met gene amplification, and that the potential benefit to these patients warranted further exploration, with Phase II enrollment continuing in China.

        The VIKTORY Phase II study is now complete in c-Met gene amplified patients in South Korea, and the full data is expected to be published in a scientific journal in 2019.

  Phase II studies of savolitinib in combination with Taxotere in MET amplified or over-expression gastric cancer (Status: completed; NCT02447406 / NCT02447380)

        Phase II studies were commenced to assess safety and tolerability of savolitinib in combination with Taxotere along with the preliminary efficacy of the combination therapy in both MET amplified patients and the cancer patients who harbor MET over-expression. While the savolitinib and Taxotere combination was well tolerated, the VIKTORY study investigators decided to stop enrollment in the two combination cohorts in order to direct patients to the above higher priority savolitinib monotherapy arm of the VIKTORY study.

  Prostate cancer

        The table below shows a summary of the clinical study that is underway for savolitinib in prostate cancer patients.

Figure 9: Clinical Trials of Savolitinib in Prostate Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	Metastatic Castration-Resistant Prostate Cancer	Canada	II	Enrolling	NCT03385655

  Phase II study of savolitinib monotherapy in metastatic castration-resistant prostate cancer (Status: enrolling; NCT03385655)

        A Phase II study sponsored by the Canadian Cancer Trials Group is enrolling patients to determine the effect of savolitinib on prostate-specific antigen decline and time to prostate-specific antigen progression. The study will assess the objective response rate as determined by Response Evaluation Criteria in Solid Tumors, or RECIST, revision version 1.1, a set of published rules that define when tumors improve, stay the same or worsen during treatment. It will also evaluate the safety and toxicity profile of savolitinib in metastatic castration-resistant prostate cancer patients and identify potential predictive and prognostic factors. The umbrella study targets to enroll around 500 patients into four treatment arms based on molecular status, with one treatment arm being patients with c-Met-driven disease receiving savolitinib. High levels of c-Met over expression can be prevalent in prostate cancer patients.

  Partnership with AstraZeneca

        In December 2011, we entered into a global licensing, co-development, and commercialization agreement for savolitinib with AstraZeneca. As noted above, given the complexity of many of the signal transduction pathways and resistance mechanisms in oncology, the industry is increasingly studying combinations of targeted therapies (tyrosine kinase inhibitors, monoclonal antibodies and immunotherapies) and chemotherapy as potentially the best approach to treating this complex and constantly mutating disease. Based on savolitinib showing early clinical benefit as a highly selective c-Met inhibitor in a number of cancers, in August 2016 we and AstraZeneca amended our global licensing, co-development, and commercialization agreement for savolitinib. We believe that AstraZeneca's portfolio of proprietary targeted therapies is well suited to be used in combinations with savolitinib, and we are studying combinations with Iressa (EGFRm+), Tagrisso (T790M+) and Imfinzi (PD-L1). These combinations of multiple global first-in-class compounds are difficult to replicate, and we believe represent a significant opportunity for us and AstraZeneca.

        For more information regarding our partnership with AstraZeneca, see "—Overview of Our Collaborations."

Fruquintinib VEGFR 1, 2 and 3 Inhibitor

        When we established our medicinal chemistry research platform in 2005, our first priority area of interest was to discover drug candidates to overcome the shortcomings of a few drugs or drug candidates that were in late-stage clinical development at the time, but had a well understood mechanism of action. As a result, we developed fruquintinib (also known as HMPL-013), a VEGFR inhibitor that we believe is highly differentiated due to its superior kinase selectivity compared to other small molecule VEGFR inhibitors, which can be prone to excessive off-target toxicities. Fruquintinib's selectivity on VEGFR 1, 2 and 3, results in fewer off-target toxicities, thereby allowing for better target coverage, as well as possible use in combination with other agents such as chemotherapies, targeted therapies and immunotherapies.

        We believe these are meaningful points of differentiation compared to other approved small molecule VEGFR inhibitors such as Sutent, Nexavar and Stivarga, and can potentially significantly expand the use and market potential of fruquintinib. Consequently, we believe that fruquintinib has the potential to become the global best-in-class selective small molecule VEGFR inhibitor for many types of solid tumors.

        Fruquintinib capsules, sold under the brand name Elunate, were approved for marketing in China by the NMPA in September 2018 and commercially launched in late November 2018. Elunate is for the treatment of patients with metastatic colorectal cancer that have been previously treated with fluoropyrimidine, oxaliplatin and irinotecan, including those who have previously received anti-VEGF therapy and/or anti-EGFR therapy (Ras wild type).

        Working closely with our commercial partner Eli Lilly, we were able to secure Elunate's inclusion on certain city-level reimbursement lists in early 2019, meaning that a majority of the cost is covered by insurance for patients in certain cities. We believe this will quickly give us a sense for the longer-term market potential for Elunate in third-line colorectal cancer patients. Aside from these cities, all sales are currently paid for out of pocket by patients, but we aim for Elunate eventually to be included in China's National Medicines Catalogue. To broaden access to Elunate, Eli Lilly has implemented a means-based patient access program, whereby patients pay for three 28-day cycles of Elunate (cycles one, two and five) at the full price. Outside of these three paid-for cycles, Elunate will be provided for free.

  Mechanism of Action

        During the pathogenesis of cancer, tumors at an advanced stage can secrete large amounts of VEGF, a protein ligand, to stimulate formation of excessive vasculature (angiogenesis) around the tumor in order to provide greater blood flow, oxygen, and nutrients to fuel the rapid growth of the tumor. Since essentially all solid tumors require angiogenesis to progress beyond a few millimeters in diameter, anti-angiogenesis drugs have demonstrated benefits in a wide variety of tumor types. The global market for anti-angiogenesis therapies was estimated at over $16 billion in 2018, including both monoclonal antibodies and small molecules approved in around 30 tumor settings. VEGF and other ligands can bind to three VEGF receptors, VEGFR 1, 2 and 3, each of which has been shown to play a role in angiogenesis. Therefore, inhibition of the VEGF/VEGFR signaling pathway can act to stop the growth of the vasculature around the tumor and thereby starve the tumor of the nutrients and oxygen it needs to grow rapidly.

        This therapeutic strategy has been well validated, with several first-generation VEGF inhibitors having been approved globally since 2005 and 2006. These include both small molecule tyrosine kinase inhibitor drugs such as Nexavar and Sutent as well as monoclonal antibodies such as Avastin (bevacizumab). The success of these drugs validated VEGFR inhibition as a new class of therapy for the treatment of cancer.

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

        As a result of off-target side effects, existing VEGFR inhibitors are often unable to be dosed high enough to completely inhibit VEGFR, the intended target. In addition, the complex off-target toxicities resulting from inhibition of multiple signaling pathways are often difficult to be managed in clinical practice. Combining such drugs with chemotherapy can lead to severe toxicities that can cause more harm than benefit to patients. To date, the first generation VEGFR tyrosine kinase inhibitors have been rarely used in combination with other therapies, thereby limiting their potential. Because of the potency and selectivity of fruquintinib, we believe that it has the potential to be safely combined with other anti-cancer drugs, which could significantly expand its clinical potential.

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

  Fruquintinib First-in-human Studies

        A Phase I dose escalation study in patients with advanced solid tumors in China was initiated in January 2011, and results were presented at the American Association for Cancer Research's meeting in 2013 and subsequently published in Cancer Chemotherapy and Pharmacology in August 2016. A total of 40 subjects with advanced solid tumors were enrolled in this clinical study. The primary endpoint was evaluation of safety during the first 28-day cycle of therapy following the initiation of multiple dosing of fruquintinib. The safety variables evaluated in this study were adverse events, physical examinations, vital signs (specifically including blood pressure), clinical laboratory evaluations including serum chemistry, hematology, urinalysis (with detailed sediment analysis, proteinuria, and 24-hour urine for collection of protein), and electrocardiograms.

        Most adverse events were considered mild and graded as CTC grade 1 or 2. Adverse events CTC grade ≥3 with greater than 5% incidence related to fruquintinib treatment were hypertension (18%), hand-foot syndrome (18%), thrombocytopenia (13%), diarrhea (8%), fatigue (8%) and proteinuria (5%).

        Furthermore, the Phase I study validated in humans the pre-clinical pharmacokinetic animal model findings of fruquintinib's ability to provide strong target coverage. The chart below shows that fruquintinib fully inhibits VEGFR in humans for the entire day at the optimal 5 mg daily dose level.

Figure 10: Fruquintinib plasma concentration in humans following once daily dosing in comparison to effective concentrations (EC) of fruquintinib required for VEGFR2 phosphorylation (activation) inhibition in mouse

Source: Chi-Med Phase I study data for fruquintinib.

Notes: EC50 = concentration of a drug that gives 50% of maximal response; EC80 = concentration of a drug that gives 80% of maximal response; QD = once daily.

        Tumor response and progression were evaluated using the RECIST 1.0. In terms of efficacy, in the entire intent-to-treat population of 40 subjects, 14 had confirmed partial response, 14 had stable disease, six had progressed disease, and six were not evaluable. The objective response rate was 41% in the 34 evaluable patients and 35% in the entire intent-to-treat population of 40 patients, and the disease control rate was 82% among evaluable patients and 70% in the intent-to-treat population. Out of the 34 evaluable patients, only six patients had tumor growth, with the rest experiencing substantial tumor shrinkage.

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

        In December 2017, we initiated a multi-center, open-label, Phase I clinical study to evaluate the safety, tolerability and pharmacokinetics of fruquintinib in U.S. patients with advanced solid tumors. In 2018, the U.S. recommended Phase II dose for fruquintinib was determined to be the same as that in China, 5 mg once daily on a 3-weeks-on/1-week-off regimen.

  Fruquintinib Clinical Trials

  Colorectal Cancer

        The table below shows a summary of the clinical studies we have recently completed, are underway or are in planning for fruquintinib in colorectal cancer patients. We have one additional trial in planning for fruquintinib in colorectal cancer in combination with a checkpoint inhibitor as discussed in more detail below under "—Combinations with Checkpoint Inhibitors."

Figure 11: Clinical Trials of Fruquintinib in Colorectal Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	≥3L metastatic CRC	China	Ib/II	Completed	NCT01975077/ NCT01645215/ NCT02196688
Fruquintinib monotherapy	FRESCO: ≥3L CRC; chemotherapy refractory	China	III	Approved and launched	NCT02314819
Fruquintinib monotherapy	3L/4L CRC; Stivarga/ Lonsurf ref./intol.	US/EU	II/III	US/EU registration study in planning	TBD

Notes:2L = second line; ≥3L = third line or above; 3L/4L = third line or fourth line; CRC = colorectal cancer; ref. or refractory = resistant to prior treatment; intol. = intolerant to prior treatment; TBD = to be determined.

  Phase Ib and II studies of fruquintinib monotherapy in third-line or above metastatic colorectal cancer patients (Status: completed; NCT01975077/NCT01645215/NCT02196688)

        In 2012, we initiated a Phase Ib study in China in patients with advanced colorectal cancer to compare the safety and tolerability of a 5 mg once daily 3-weeks-on/1-week-off regimen versus a 4 mg continuous once daily regimen. The study was divided into a randomized comparison study with 20 patients taking each regimen. The primary endpoint was the incidence of adverse effects, including significant adverse events, CTC grades 3 or 4 adverse effects and adverse effects that lead to dose interruption or dose discontinuation. In this study, both dose regimens demonstrated similar clinical efficacy and safety profile with the 5 mg once daily 3-weeks-on/1-week-off regimen showing slightly more favorable results. An additional 22 patients were subsequently enrolled into the 5 mg once daily 3-weeks-on/1-week-off regimen to further confirm the safety and tolerability of this regimen. As a result of this study, we determined the recommended Phase II dose regimen to be 5 mg, once daily, on a 3-weeks-on/1-week-off basis. Full results of this study were presented at the American Society of Clinical Oncology's annual meeting in 2014.

        In late 2014, we completed enrollment for a Phase II, double-blind, placebo-controlled, multi-center study in China in just over four months to test fruquintinib as a monotherapy among third-line metastatic colorectal cancer patients, using the 5 mg daily, 3-weeks-on/1-week-off dose regimen determined from our Phase I study discussed above. The goal of this study was to compare the efficacy, including progression-free survival, of fruquintinib versus placebo in metastatic colorectal cancer patients who failed at least two prior lines of treatment, including fluorouracil, oxaliplatin and irinotecan. A total of 71 patients were enrolled, with 47 in the fruquintinib arm and 24 in the placebo arm, respectively. Patient baseline characteristics were similar between the two treatment arms.

        Fruquintinib demonstrated strong anti-tumor activity in this study. Median progression-free survival was 4.7 months in the fruquintinib arm compared to median progression-free survival of 1.0 month in the placebo arm (hazard ratio = 0.30 (p<0.001)). The disease control rate in the fruquintinib arm was 68% compared with 21% in the placebo arm (p<0.001). The interim median overall survival rate was 7.6 months and 5.5 months in the fruquintinib arm and the placebo arm, respectively. In this study, fruquintinib has not shown any major unexpected safety issues and clearly met its primary endpoint of progression-free survival. The result of 4.7 months in median progression-free survival compares favorably with results recorded to date in third-line colorectal cancer in trials involving VEGFR tyrosine kinase inhibitors. The safety profile in this study was also consistent with our Phase Ib trial for fruquintinib in third-line metastatic colorectal cancer patients. The full results of this study were presented at the European Cancer Congress in 2015.

  FRESCO study; Phase III study of fruquintinib monotherapy in third-line colorectal cancer (Status: completed and product launched in November 2018; NCT02314819)

        In 2014, we initiated the FRESCO study, which is a randomized, double-blind, placebo-controlled, multi-center, Phase III pivotal trial in China in patients with locally advanced or metastatic colorectal cancer who have failed at least two prior systemic antineoplastic therapies, including fluoropyrimidine, oxaliplatin and irinotecan. No drugs had been approved in third-line colorectal cancer in China with best supportive care being the general standard of care. Enrollment was completed in May 2016 and 519 patients were screened. The intent-to-treat population of 416 patients was randomized at a 2:1 ratio to receive either: 5 mg of fruquintinib orally once daily, on a three-weeks-on/one-week-off cycle, plus best supportive care (278 patients) or placebo plus best supportive care (138 patients). Randomization was stratified for prior anti-VEGF therapy and K-Ras gene status. The trial concluded in January 2017.

        In June 2017, we presented the results of the FRESCO study in an oral presentation during the American Society of Clinical Oncology Annual Meeting. Results showed that FRESCO met all primary and secondary endpoints including significant improvements in overall survival and progression-free survival with a manageable safety profile and lower off-target toxicities compared to other targeted therapies. The primary endpoint of median overall survival was 9.30 months (95% confidence interval: 8.18-10.45) in the fruquintinib group versus 6.57 months (95% confidence interval: 5.88-8.11) in the placebo group, with a hazard ratio of 0.65 (95% confidence interval: 0.51-0.83; two-sided p<0.001). The secondary endpoint of median progression-free survival was 3.71 months (95% confidence interval: 3.65-4.63) in the fruquintinib group versus 1.84 months (95% confidence interval: 1.81-1.84) in the placebo group, with a hazard ratio of 0.26 (95% confidence interval: 0.21-0.34; two-sided p<0.001). Significant benefits were also seen in other secondary endpoints. The disease control rate in the fruquintinib group was 62% versus 12% for placebo (p<0.001), while the objective response rate based on confirmed responses was 5% versus 0% for placebo (p=0.012).

Figure 12: Phase III study in China of fruquintinib monotherapy in third-line colorectal cancer.
FRESCO clearly succeeded in meeting the primary efficacy endpoint of OS.

Source: Chi-Med.

Notes: N = number of patients; BSC = best standard of care; 95% CI = 95% confidence interval; HR = hazard ratio.

        In terms of safety, results showed that fruquintinib had a manageable safety profile with lower off-target toxicities compared to other VEGFR tyrosine kinase inhibitors. Of particular interest was that the CTC grade ≥3 hepatotoxicity was similar for the fruquintinib group as compared to the placebo group, which is in contrast to Stivarga which was markedly worse and often difficult to manage in this patient population in the CONCUR study, a Phase IV study of Stivarga monotherapy in colorectal cancer. The most frequently reported fruquintinib-related CTC grade ≥3 adverse events included hypertension (21%), hand-foot skin reaction (11%), proteinuria (3%) and diarrhea (3%), all possibly associated with VEGFR inhibition. No other CTC grade ≥3 adverse events exceeded 2% in the fruquintinib population, including hepatic function adverse events such as elevations in bilirubin (1%), alanine aminotransferase (<1%) or aspartate aminotransferase (<1%). In terms of tolerability, dose interruptions or reductions occurred in only 35% and 24% of patients in the fruquintinib arm, respectively, and only 15% of patients discontinued treatment of fruquintinib due to adverse events versus 6% for placebo. The FRESCO study was published in the Journal of the American Medical Association in June 2018.

        In June 2018, a further analysis of data from the FRESCO Phase III study was presented during the American Society of Clinical Oncology Annual Meeting. This analysis explored possible effects of prior target therapy on the efficacy and safety of fruquintinib by analyzing the subgroups of patients with prior target therapy and those without prior target therapy. The results of this analysis showed that fruquintinib had clinically meaningful benefits in third-line metastatic colorectal cancer patients regardless of prior target therapy without observed accumulative toxicity.

        Results previously presented at the 20th Annual Meeting of the Chinese Society of Clinical Oncology showed that the benefits of fruquintinib were generally consistent across all subgroups. Among a total of 278 fruquintinib-treated patients, 111 had received prior target therapy. In the prior target therapy subgroup, fruquintinib significantly prolonged overall survival and progression-free survival. Median overall survival was 7.69 months for patients treated with fruquintinib and 5.98 months for placebo (hazard ratio = 0.63; p = 0.023). Median progression free survival was 3.65 months for patients treated with fruquintinib and 1.84 months for placebo (hazard ratio = 0.24; p < 0.001). The results showed that a subgroup of 84 patients who has received prior anti-VEGF treatment also benefited from fruquintinib. In this subgroup, the median overall survival was 7.20 months for fruquintinib and 5.91 months for placebo (hazard ratio = 0.68; p=0.066) and the median progression-free survival was 3.48 months for fruquintinib and 1.84 months for placebo (hazard ratio = 0.24; p < 0.001). In the subgroup of patients without prior target therapy, the median overall survival was 10.35 months for patients treated with fruquintinib and 6.93 months for placebo (hazard ratio = 0.63; p = 0.01), and the median progression free survival for patients treated with fruquintinib was 3.81 months versus 1.84 months for placebo (hazard ratio = 0.28; p < 0.001).

        Additional data showed that there were no observed accumulative CTC grade ≥3 treatment-emergent adverse events in the subgroup of patients with prior target therapy. The CTC grade ≥3 treatment-emergent adverse event rates of fruquintinib were similar in the subgroups with prior target therapy (61.3%) and without prior target therapy (61.1%). This subgroup analysis is consistent with the previously reported results from the FRESCO study's intent-to-treatment population.

        Supported by data from the successful FRESCO study, we submitted an NDA for fruquintinib in June 2017. Fruquintinib was subsequently awarded priority review status by the NMPA in view of its clinical value in September 2017, and in September 2018, the NMPA approved fruquintinib for the treatment of patients with advanced colorectal cancer.

  Phase II/III study of fruquintinib monotherapy in third- or fourth-line metastatic colorectal cancer (Status: in planning)

        We have begun planning for a Phase II/III registration study in the United States and Europe in third- or fourth-line metastatic colorectal cancer patients who are resistant to or intolerant of prior Stivarga or Lonsurf treatment.

  Gastric Cancer

        Advanced gastric cancer is a major medical need, particularly in Asian populations, with limited treatment options for patients who have failed first-line standard chemotherapy with 5-fluorouracil and platinum doublets. There are approximately 442,000 new cases and 295,000 deaths due to gastric cancer in China each year. The table below shows a summary of the clinical study we have underway for fruquintinib in gastric patients.

Figure 13: Clinical Trials of Fruquintinib in Gastric Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib and Taxol	2L gastric cancer	China	Ib	Completed	NCT 02415023
Fruquintinib and Taxol	FRUTIGA: 2L gastric cancer	China	III	Interim analysis in early 2019	NCT03223376

Note: 2L = second line.

  Phase Ib study of fruquintinib in combination with Taxol in second-line gastric cancer patients (Status: completed; NCT 02415023)

        In early 2017, we completed an open label, multi-center Phase Ib dose finding/expansion study of fruquintinib in combination with Taxol in second-line gastric cancer and presented the results during the American Society of Clinical Oncology's 2017 Gastrointestinal Cancers Symposium. As of September 10, 2016, a total of 32 patients were enrolled in the study and the recommended dose was determined to be 4 mg once daily on a 3-weeks-on/1-week-off schedule in combination with a weekly dose of 80 mg/m2 of Taxol. A total of 28 out of the 32 patients were efficacy evaluable with an objective response rate of 36% (10/28, based on confirmed partial responses) and a disease control rate of 68% (19/28). At the recommended dose, progression-free survival of ≥16 weeks was 50% of and overall survival of ≥7 months was 50%. Tolerability of the recommended dose combination was as expected. In the drug expansion stage, CTC grade ≥3 adverse events with greater than 5% incidence related to the treatment were neutropenia (58%), leukopenia (21%), hypertension (11%), decreased platelet count (5%), anemia (5%), hand-foot skin reaction (5%), mucositis oral (5%), hepatic disorder (5%), and upper gastrointestinal hemorrhage (5%), while neutropenia and leukopenia are common Taxol adverse events. The combination regime resulted in an approximately 30% increase in Taxol exposure in patients indicating the potential to decrease the required dose of Taxol in future development. In October 2017, based on the Phase Ib data, we initiated FRUTIGA, a pivotal Phase III clinical trial of fruquintinib in combination with Taxol in second-line gastric cancer.

Figure 14: Phase Ib study of fruquintinib combined with Taxol in gastric cancer. Phase III initiation made on the basis of these encouraging efficacy data.

Source: Chi-Med

Notes: As of November 30, 2016; n = number.

  FRUTIGA study; Phase III study of fruquintinib in combination with Taxol in gastric cancer (second-line) (Status: interim analysis in 1H19; NCT03223376)

        In October 2017, we initiated the FRUTIGA study, a pivotal Phase III clinical trial of fruquintinib in combination with Taxol for the treatment in advanced gastric or gastroesophageal junction adenocarcinoma patients in China. This randomized, double-blind, placebo-controlled, multi-center trial is being conducted in patients with advanced gastric cancer who have progressed after first-line standard chemotherapy. Over 500 patients are expected to be enrolled in the FRUTIGA study to evaluate the efficacy and safety of fruquintinib combined with paclitaxel compared with paclitaxel monotherapy for second-line treatment of advanced gastric or gastroesophageal junction adenocarcinoma. The trial will enroll patients with disease that has been confirmed through histology or cytology and who did not respond to first-line standard chemotherapy containing platinum and fluorouracil. All subjects will receive fruquintinib or placebo combined with paclitaxel. Patients will be randomized at a 1:1 ratio and stratified according to factors such as stomach versus gastroesophageal junction tumors and ECOG performance status, a scale established by the Eastern Cooperative Oncology Group which determines ability of patient to tolerate therapies in serious illness, specifically for chemotherapy. An independent data monitoring committee will be established to review safety and efficacy data.

        The primary efficacy endpoint is overall survival. Secondary efficacy endpoints include progression-free survival, objective response rate, disease control rate, duration of response and quality-of-life score (EORTC QLQ-C30, version 3.0). Biomarkers related to the antitumor activity of fruquintinib will also be explored.

        We intend to conduct an interim analysis of the FRUTIGA study for futility during the first half of 2019. The analysis will evaluate progression-free survival overall survival trends after six months of therapy for the first 100 patients recruited into the study.

  Non-small Cell Lung Cancer

        The table below shows a summary of the clinical studies we have recently completed and underway for fruquintinib in non-small cell lung cancer patients. We have one additional trial in planning for fruquintinib in non-small cell lung cancer in combination with a checkpoint inhibitor as discussed in more detail below under "—Combinations with Checkpoint Inhibitors."

Figure 15: Clinical Trials of Fruquintinib in Non-small Cell Lung Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	3L NSCLC; chemotherapy refractory	China	II	Completed	NCT02590965
Fruquintinib monotherapy	FALUCA: 3L NSCLC; chemotherapy refractory	China	III	Announced top-line results	NCT02691299
Fruquintinib and Iressa	1L NSCLC; EGFRm	China	II	Enrollment completed	NCT02976116

Notes: 1L = first line; 2L = second line; 3L = third line; NSCLC = non-small cell lung cancer; chemotherapy refractory = resistant to prior chemotherapy treatment; EGFRm = EGFR mutation; TBD = to be determined.

  Phase II study of fruquintinib monotherapy in third-line non-small cell lung cancer (Status: completed; NCT02590965)

        In 2014, we initiated a Phase II randomized, double-blind, placebo-controlled, multi-center study of fruquintinib versus placebo among patients with advanced non-squamous non-small cell lung cancer who failed two lines of chemotherapy in China. By early March 2015, enrollment had been completed with a total of 91 patients randomized to 5 mg of fruquintinib orally once per day, on a 3-weeks-on/1-week-off regimen plus best supportive care, or placebo plus best supportive care at a 2:1 ratio.

        In 2015, we reported that fruquintinib had clearly met its primary endpoint of superior median progression-free survival versus placebo in this study, and in December 2016, we reported the full data from this study at the 2016 World Conference on Lung Cancer, which showed median progression-free survival of 3.8 months for the fruquintinib group compared with 1.1 months for the placebo group (hazard ratio=0.34; 95% confidence interval: 0.20-0.57; p<0.001), an objective response rate based on confirmed partial responses of 13% for the fruquintinib group compared with 0% for the placebo group (p=0.041), and a 48% increase in disease control rate for the fruquintinib group compared with the placebo group (p<0.001). All were assessed by blinded independent clinical review. Fruquintinib was well tolerated with treatment related CTC grade ≥3 adverse events with greater than 5% incidence being hypertension (8%).

Figure 16: Phase II study in China of fruquintinib monotherapy in third-line non-small cell lung cancer. This study clearly met the median progression-free survival primary endpoint.

Source: Chi-Med

Notes: N = number of patients; mo. = months; PFS = progression free survival; 95% CI = 95% confidence interval; HR = hazard ratio.

  FALUCA study; Phase III study of fruquintinib monotherapy in third-line non-small cell lung cancer (Status: topline results announced; NCT02691299)

        Following a positive Phase II study comparing fruquintinib with placebo in advanced non-squamous non-small cell lung cancer patients who have failed two prior systemic chemotherapies, or third-line non-small cell lung cancer, we initiated a Phase III registration study, the FALUCA study, in late 2015. In February 2018, we completed enrollment of the FALUCA study in China, in which a total of 527 patients were randomized at a 2:1 ratio to receive either 5 mg of fruquintinib orally once daily, on a 3-weeks-on/1-week-off cycle plus best supportive care, or placebo plus best supportive care. In November 2018, we announced that the trial did not meet the primary endpoint to demonstrate a statistically significant increase in overall survival compared to placebo. However, fruquintinib demonstrated a statistically significant improvement in all secondary endpoints including progression-free survival, objective response rate, disease control rate and duration of response as compared to the placebo. The safety profile of the trial was in line with that observed in prior clinical studies. We intend to submit a full analysis of the study/presentation at a scientific conference in 2019.

  Fruquintinib and EGFR Inhibitor Combinations

        Fruquintinib's unique safety and tolerability profile, resulting from its high kinase selectivity, combined with better flexibility to manage treatment emergent toxicities due to its shorter half-life than monoclonal antibody anti-angiogenesis therapies, makes it a suitable potential combination partner for EGFR tyrosine kinase inhibitors.

  Phase II study of fruquintinib in combination with Iressa in first-line non-small cell lung cancer (Status: enrollment complete; NCT02976116)

        In early 2017, we initiated a multi-center, single-arm, open-label, dose-finding Phase II study of fruquintinib in combination with Iressa in China in the first-line setting for patients with advanced or metastatic non-small cell lung cancer with EGFR activating mutations. We have enrolled about 50 patients in this study with the objective of evaluating the safety and tolerability as well as the efficacy of the combination therapy. Preliminary data was presented in 2017 at the World Conference on Lung Cancer, showing an encouraging response and safety profile.

        There were 8 (31%) CTC grade ≥3 treatment emergent adverse events being increased alanine aminotransferase (19%), increased aspartate aminotransferase (4%), proteinuria (4%) and hypertension (4%). There were no serious adverse events or those that lead to death. Preliminary results in 17 efficacy evaluable patients showed an objective response rate of 76% (13/17), including 9 confirmed and 4 unconfirmed partial responses at the time of data cut-off, as well as a disease control rate of 100% (17/17).

        The primary objective of this exploratory study is to determine the safety and tolerability and median progression-free survival of the fruquintinib and Iressa combination. Primary data completion is anticipated in late 2019.

Figure 17: Phase II study of fruquintinib combined with Iressa in non-small cell lung cancer. Preliminary data showed promising efficacy in the first-line setting.

Source: Chi-Med.

Notes: Data as of October 2017.

  Fruquintinib Combinations with Checkpoint Inhibitors

        The table below shows a summary of the clinical studies we have in planning for fruquintinib in combination with checkpoint inhibitors.

Figure 18: Clinical Trials of Fruquintinib with Checkpoint Inhibitors

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib and genolimzumab (PD-1)	Solid tumors	China	I	Safety run-in in planning	TBD
Fruquintinib and Tyvyt (PD-1)	Solid tumors	China	I	Safety run-in in planning	TBD

Notes: TBD = to be determined.

        In November 2018, we entered into two collaboration agreements to evaluate the safety, tolerability and efficacy of fruquintinib in combination with checkpoint inhibitors. These include a global collaboration with Innovent to evaluate the combination of fruquintinib with Innovent's Tyvyt, a PD-1 monoclonal antibody approved in China in late 2018 and a collaboration in China with Genor to evaluate the fruquintinib combination with genolimzumab (GB226), a PD-1 monoclonal antibody being developed by Genor. Safety run-in studies are currently underway/in planning to establish the safe and effective dose regimens for the fruquintinib combinations with Tyvyt or with genolimzumab.

  Partnership with Eli Lilly

        In October 2013, we entered into a license and collaboration agreement with Eli Lilly in order to accelerate and broaden our fruquintinib development program in China. As a result, we were able to quickly expand the clinical development of fruquintinib in three indications with major unmet medical needs in China: colorectal cancer, non-small cell lung cancer and gastric cancer, as discussed above. We recently amended our license and collaboration agreement with Eli Lilly. This amendment gives us, among other things, all planning, execution and decision making responsibilities for life cycle indication development of fruquintinib in China. It also gives us the promotion and distribution rights for fruquintinib in provinces that represent 30% (or 40% if certain additional criteria are met) of sales of fruquintinib in China upon the achievement of a non-fruquintinib related Eli Lilly commercial action. Support from Eli Lilly has also helped us to establish our own manufacturing (formulation) facility in Suzhou, China, which now produces clinical and commercial supplies of fruquintinib.

        For more information regarding our partnership with Eli Lilly, see "—Overview of Our Collaborations."

Surufatinib VEGFR, FGFR1 and CSF-1R Inhibitor

        As with fruquintinib, surufatinib (also known as HMPL-012) was created as part of our initial research goals to develop better, more selective inhibitors than what was under late-stage development at the time, including inhibitors targeting VEGFR and FGFR, two tyrosine kinase receptors associated with angiogenesis and tumor growth. In early 2008, we declared our first small molecule oncology drug candidate, surufatinib, and it was subsequently the first new compound IND application to be submitted, reviewed and approved by the NMPA under its "green channel" fast-track approval process.

        Surufatinib is an oral small molecule angio-immuno kinase inhibitor targeting VEGFR, FGFR1 and colony stimulating factor-1 receptor, or CSF-1R, kinases that could simultaneously block tumor angiogenesis and immune evasion. Its unique angio-immuno kinase profile seems to support surufatinib as an attractive candidate for exploration of possible combinations with checkpoint inhibitors against various cancers. Surufatinib is currently in development as a single agent for neuroendocrine tumors, thyroid cancer and biliary tract cancer. It also has potential in other tumor types such as breast cancer with FGFR1 activation.

        Surufatinib is the first oncology candidate that we have taken through proof-of-concept in China and expanded globally ourselves. Surufatinib is in proof-of-concept clinical trials in the United States and late-stage clinical trials in China as a monotherapy.

  Mechanism of Action

        Both VEGFR and FGFR signaling pathways can mediate tumor angiogenesis. CSF-1R plays an important role in the functions of macrophages. Recently, the roles in increasing tumor immune evasion of VEGFR, FGFR in regulation of T cells, tumor-associated macrophages and myeloid-derived suppressor cells have been demonstrated. Therefore, blockade of tumor angiogenesis and tumor immune evasion by simultaneously targeting VEGFR, FGFR and CSF-1R kinases may represent a promising approach for anti-cancer therapy.

        For more information on the VEGF mechanism of action, see "—Our Clinical Pipeline—Fruquintinib VEGFR 1, 2 and 3 Inhibitor—Mechanism of Action."

  Surufatinib Pre-clinical Evidence

        Surufatinib inhibited VEGFR1, 2, and 3, FGFR1 and CSF-1R kinases with IC50 in a range of 1 nM to 24 nM. It also strongly blocked VEGF-induced VEGFR2 phosphorylation in HEK293 kinase insert domain receptor, or KDR, cells and CSF-1R phosphorylation in RAW264.7 cells with an IC50 of 2 nM and 79 nM, respectively. Surufatinib also reduced VEGF- or FGF-stimulated human umbilical vein endothelial cell proliferation with an IC50 < 50 nM. In animal studies, a single oral dose of surufatinib inhibited VEGF-stimulated VEGFR2 phosphorylation in lung tissues of nude mice in an exposure-dependent manner. Furthermore, elevation of FGF23 levels in plasma 24 hours post dosing suggested suppression of FGFR signaling.

        Surufatinib demonstrated potent tumor growth inhibition in multiple human xenograft models and decreased cluster of differentiation 31 expression remarkably, suggesting strong inhibition on angiogenesis through VEGFR and FGFR signaling. In a syngeneic murine colon cancer model, surufatinib demonstrated moderate tumor growth inhibition after single-agent treatment. Flow cytometry and immunohistochemistry analysis revealed an increase of certain T cells and a significant reduction in certain tumor-associated macrophages, including CSF-1R mutation positive tumor-associated macrophages in tumor tissue, indicating surufatinib has a strong effect on CSF-1R. Interestingly, a combination of surufatinib with a PD-L1 antibody resulted in enhanced anti-tumor effect. These results suggested that surufatinib has a strong effect in modulating angiogenesis and cancer immunity.

  Surufatinib First-in-human Studies

        The multi-center, open-label, dose escalation, first-in-human Phase I study of surufatinib was initiated in China in 2010. Its primary objective was to study the safety and tolerability and determine the maximum tolerated dose or the recommended Phase II dose of surufatinib in patients with advanced malignant solid tumors. Secondary endpoints included pharmacokinetic properties and clinical efficacy. The study consisted of a dose escalation period and dose expansion period. The initial surufatinib dose was 50 mg, once daily. By 2014, 12 dose groups of 50-350 mg surufatinib per day had completed the dose escalation study. The maximum tolerated dose was not reached. However, the drug exposures appeared to stop increasing in proportion to dose from 300 mg to 350 mg. In addition, encouraging activity was seen both at 300 mg and 350 mg doses. A dose expansion study was conducted at the 300 mg and 350 mg dose levels to further investigate the safety, tolerability and pharmacokinetic profile, and preliminary efficacy of surufatinib. Final results as of 2015 were published in Oncotarget in February 2017.

        A total of 77 patients were enrolled in the study. The first 43 patients were enrolled in surufatinib, formulation 1, in 50 mg, 75 mg, 110 mg, 150 mg, 200 mg, 265 mg and 300 mg once daily, as well as 125 mg and 150 mg twice daily dose cohorts. As the study progressed, a new milled formulation, formulation 2, was developed with an improved pharmacokinetic profile to replace formulation 1 and was used in the remaining study. There was no subject treated with surufatinib cross-over by formulations (i.e., no subject receiving formulation 1 had crossed over to formulation 2 during study treatment). A total of 34 patients were enrolled and treated with surufatinib formulation 2. 23 of the patients were enrolled in the formulation 2 dose escalation study in dose cohorts of 200 mg, 300 mg and 350 mg once daily, and a further 11 were enrolled in an expansion study in dose cohorts of 300 mg and 350 mg once daily. All 34 patients on formulation 2 completed the safety and pharmacokinetic evaluation. The maximum tolerated dose was also not reached in this formulation.

        CTC grade ≥3 adverse events observed in formulation 2 patients with greater than 5% incidence include proteinuria (15%), hypertension (9%), increased aspartate aminotransferase (6%), diarrhea (6%), decreased hemoglobin (6%), decreased platelet count (6%) and hypophosphatemia (6%). No dose-limiting toxicity was observed, and maximum tolerated dose has not been determined. Overall, in this Phase I dose escalation study, surufatinib showed a safety profile that is comparable to the other drugs in the same class and that, as a single agent, it was well tolerated in patients with advanced solid tumors.

        Pharmacokinetic analyses showed that the inter- and intra-individual variability in drug concentration was optimized and the exposures in terms of Cmax, or the maximum concentration that a drug achieves in a specified test area of the body after the drug has been administrated and prior to the administration of a second dose, and AUC were increased compared with formulation 1, indicating optimized oral absorption. Phase Ia pharmacokinetic profile of surufatinib in humans was consistent with pre-clinical findings in that surufatinib at the 300 mg Phase II dose provides for consistent and sustained target inhibition over 24 hours through an oral dose.

        In terms of Phase Ia efficacy, among 34 patients treated with formulation 2, 28 patients were evaluable by RECIST 1.0 criteria, of which nine achieved confirmed partial response, including one patient with hepatocellular carcinoma receiving surufatinib 200 mg once daily, and eight with neuroendocrine tumors receiving surufatinib 300 or 350 mg once daily. There were 15 patients with stable disease (10 with neuroendocrine tumors, three with hepatocellular carcinoma, one with gastrointestinal stromal tumors, and one with an abdominal malignancy) and four patients with progressive disease. Based on confirmed responses, the objective response rate amongst all patients treated with surufatinib formulation 2 was 27% (9/34) and the disease control rate was 71% (24/34), or an objective response rate of 32% (9/28) and a disease control rate was 86% (24/28) amongst efficacy evaluable formulation 2 patients. The recommended Phase II dose was determined to be 300 mg once daily based on overall safety, tolerability and early clinical efficacy results.

        Favorable clinical efficacy has been seen with surufatinib in patients with neuroendocrine tumors. The formulation 2 expansion study was conducted in neuroendocrine tumor patients who were given 300 mg or 350 mg once daily. Including dose escalation patients, a total of 21 neuroendocrine tumor patients were treated with formulation 2. There were eight confirmed partial response patients, 10 stable disease patients, and three patients were not evaluable for response. This yielded an objective response rate of 44% in the 18 evaluable neuroendocrine tumor patients and 38% in the entire intent-to-treat population of 21 neuroendocrine tumor formulation 2 patients (compared to an objective response rate of less than 10% for competing products, Sutent and Afinitor). The tumor origins of the eight neuroendocrine tumor patients with partial responses include pancreas (three patients), duodenum (one patient), rectum (one patient) and thymus (one patient), with the remaining two patients' tumors of unknown origin. Furthermore, neuroendocrine tumor responses to surufatinib have been observed to improve gradually with time.

        This early preliminary clinical efficacy of surufatinib compares favorably to existing drugs approved for the treatment of neuroendocrine tumors. As shown below, however, approved therapies for neuroendocrine tumors are very limited with Afinitor and Sutent approved only for pancreatic neuroendocrine tumors (representing less than 10% of total neuroendocrine tumors) and showing an objective response rate of less than 10% compared to 38% for surufatinib. The somatostatin analogues octreotide and lanreotide are also approved for narrow subsets of gastrointestinal neuroendocrine tumors, but their objective response rate is less than 5%. In January 2018, the FDA approved Lutathera (lutetium Lu 177 dotatate) injection, a radiolabeled somatostatin analog which, like octreotide and lanreotide, is indicated for the treatment of somatostatin receptor-positive neuroendocrine tumors (gastroenteropancreatic in the case of Lutathera), and has a half-life of less than seven days.

  Surufatinib Clinical Trials

        We currently have various clinical trials of surufatinib ongoing or expected to begin in the near term in patients with neuroendocrine tumors and biliary tract cancer and in combination with checkpoint inhibitors.

  Neuroendocrine tumors

        The table below shows a summary of the clinical studies that we have underway for surufatinib in neuroendocrine cancer patients.

Figure 19: Clinical Trials of Surufatinib in Neuroendocrine Tumors

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	Pancreatic NET	China	Ib/II	Completed	NCT02267967
Surufatinib monotherapy	SANET-p: Pancreatic NET	China	III	Interim analysis end 2019 Est. enrolled early 2020	NCT02589821
Surufatinib monotherapy	2L Pancreatic NET; Sutent/Afinitor refractory	US/EU	Ib	US/EU registration study in planning	NCT02549937
Surufatinib monotherapy	SANET-ep: Non-pancreatic NET	China	III	Interim analysis mid-2019 Est. enrolled 2019/2020	NCT02588170

Notes: 2L = second line; Sutent/Afinitor refractory = resistant to previous Sutent or Afinitor therapy; NET = neuroendocrine tumor; Est. = estimated; TBD = to be determined.

  Phase Ib/II study of surufatinib monotherapy in neuroendocrine tumors (Status: completed; NCT02267967)

        In 2015, we began a 30-patient, 300 mg daily, Phase Ib study in China in broad spectrum neuroendocrine tumor patients (pancreatic, gastrointestinal, liver, lymph and lung, among others) which, due to the major unmet medical need and strong efficacy of surufatinib, was expanded to over 65 patients, and enrollment was completed in August 2015. We then amended the protocol from a Phase Ib study to a single arm Phase II study for which enrollment of 81 patients (41 with pancreatic neuroendocrine tumors and 40 with extra-pancreatic neuroendocrine tumors) was completed in December 2015.

        The majority of the patients enrolled in this Phase II study had grade 2 diseases (79%) and had failed previous systemic treatments (65%). We reported the results of this Phase II study at the 2017 European Neuroendocrine Tumor Society conference. As of January 2017, 13 patients had confirmed partial response and 61 patients had stable disease corresponding to an overall objective response rate of 16%, with 17% in pancreatic neuroendocrine tumors and 15% in extra-pancreatic neuroendocrine tumors, and an overall disease control rate of 91%. Median overall progression-free survival has not been reached, but is estimated to be 16.6 months, with as-expected, longer median progression-free survival in pancreatic neuroendocrine tumors estimated to be 19.4 months and shorter median progression-free survival in extra-pancreatic neuroendocrine tumors estimated to be 13.4 months. Importantly, in the context of our potential global development strategy, there were 14 patients who had progressed after treatment with systemic therapies (Sutent and Afinitor) and all benefited from the surufatinib treatment (four patients with partial response and 10 patients with stable disease). Surufatinib was well tolerated with adverse events CTC grade ≥3 with greater than 5% incidence being hypertension (31%), proteinuria (14%), hyperuricemia (10%), hypertriglyceridemia (9%), diarrhea (7%) and alanine aminotransferase increase (6%). Based on this promising efficacy data and tolerability in patients with advanced pancreatic neuroendocrine tumors, two randomized Phase III trials, SANET-p and SANET-ep, have been initiated, as discussed below.

Figure 20: Phase II study in China of surufatinib monotherapy in neuroendocrine tumors.
Interim data demonstrates promising efficacy.

Source: European Neuroendocrine Tumour Society Annual Conference 2017. Data cut-off as of January 20, 2017.

Notes: NET = neuroendocrine tumors; P-NET = pancreatic neuroendocrine tumors; Non-P NET = non-pancreatic neuroendocrine tumors; PD = progressive disease; % pts = percentage of patients; PFS = progression-free survival; n = number; m = months.

  SANET-p study; Phase III study of surufatinib monotherapy in pancreatic neuroendocrine tumors (Status: enrolling; NCT02589821)

        In 2016, we initiated the SANET-p study, which is a Phase III study in China in patients with low- or intermediate-grade, advanced pancreatic neuroendocrine tumors. In this study, patients are randomized at a 2:1 ratio to receive either an oral dose of 300 mg of surufatinib once daily or placebo on a 28-day treatment cycle. The primary endpoint is progression-free survival, with secondary endpoints an oral dose of including objective response rate, disease control rate, time to response, duration of response, overall survival, safety and tolerability.

        We expect to deliver an interim analysis in late 2019 and complete enrollment in early 2020. If the SANET-p Phase III data is consistent with the 17% objective response rate and estimated 19.4 month median progression-free survival reported in the above-mentioned Phase Ib/II study, we believe the benefits of surufatinib as a monotherapy to the approximately 3,200 new patients with pancreatic neuroendocrine tumors in China will be significant as compared to the treatment alternatives currently available to them.

  Phase Ib/IIa study of surufatinib monotherapy in second-line pancreatic neuroendocrine tumors (Status: enrolling; NCT02549937)

        In 2015, we initiated a multi-center, open-label, Phase I clinical study to evaluate the safety, tolerability and pharmacokinetics of surufatinib in U.S. patients with advanced solid tumors, which established the U.S. recommended Phase II dose to be the same as that in China. The encouraging data from the Phase II study of surufatinib in pancreatic neuroendocrine tumor patients in China discussed above has led us to expand enrollment in the United States into pancreatic neuroendocrine tumor patients. In addition, we have decided to proceed with planning for a U.S. and Europe registration study of surufatinib in pancreatic neuroendocrine patients who have progrssed on Sutent or Afinitor.

  SANET-ep study; Phase III study of surufatinib monotherapy in extra-pancreatic neuroendocrine tumors (Status: enrolling; NCT02588170)

        In 2015, we initiated the SANET-ep study, which is a Phase III study in China in patients with low- or intermediate-grade advanced extra-pancreatic neuroendocrine tumors. In this study, patients are randomized at a 2:1 ratio to receive either 300 mg of surufatinib orally daily or placebo, on a 28-day treatment cycle. The primary endpoint is progression-free survival, with secondary endpoints including objective response rate, disease control rate, time to response, duration of response, overall survival, safety and tolerability.

        We expect to deliver an interim analysis in mid-2019 and complete enrollment in 2020. If the SANET-ep Phase III data is consistent with the 15% objective response rate and estimated 13.4 month median progression-free survival reported in the above-mentioned Phase II study, we believe the benefit of surufatinib as a monotherapy to patients with extrapancreatic neuroendocrine tumors in China will be significant as compared to the minimal treatment alternatives currently available to them.

  Biliary Tract Cancer

        Biliary tract cancer (also known as cholangiocarcinoma) is a heterogeneous group of rare malignancies arising from the biliary tract epithelia. Gemzar is the currently approved first-line therapy for biliary tract cancer patients, with a total of approximately 18,000 new patients per year in the United States according to the National Cancer Institute, but median survival is less than 12 months for patients with unresectable or metastatic disease at diagnosis. As a result, this is a major unmet medical need for patients who have progressed on chemotherapy. There is currently no standard of care for these patients. Surufatinib may offer a new targeted treatment option in this tumor type. The table below shows a summary of the clinical study that we have underway for surufatinib in biliary tract cancer patients.

Figure 21: Clinical Trial of Surufatinib in Biliary Tract Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	Chemotherapy refractory BTC	China	Ib/II	Enrollment complete	NCT02966821

Note: BTC = biliary tract cancer

  Phase Ib/II surufatinib monotherapy in chemotherapy refractory biliary tract cancer—China (Status: enrollment complete; NCT02966821)

        In early 2017, we began a Phase Ib/II proof-of-concept study in patients with biliary tract cancer. We expect to submit the results of the Phase Ib/II study in China for publication during 2019 and intend to start a randomized, open-label Phase II/III study of surufatinib in second-line biliary tract cancer patients in comparison to capecitabine in China in early 2019.

  Thyroid Cancer

        We believe that surufatinib's VEGFR/FGFR1/CSF-1R inhibition profile has strong potential in second-line thyroid cancer patients, particularly in China where there are few safe and effective treatment options for this patient population. The table below shows a summary of the clinical study that we have recently completed for surufatinib in thyroid cancer patients.

Figure 22: Clinical Trial of Surufatinib in Thyroid Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	Recurrent/refractory thyroid cancer	China	II	Completed	NCT02614495

  Phase II study of surufatinib monotherapy in recurrent/refractory thyroid cancer (Status: completed; NCT02614495)

        In 2016, we initiated two Phase II studies in China to evaluate the safety, pharmacokinetics and efficacy of surufatinib in patients with both medullary and differentiated thyroid cancer and are observing encouraging early efficacy in these open-label studies. In 2017, we presented preliminary results of the Phase II studies at the 2017 American Society of Clinical Oncology Annual Meeting and at the American Thyroid Association Annual Meetings. The preliminary data in 16 efficacy evaluable patients showed an objective response rate based on confirmed responses of 30% (3/10) in differentiated thyroid cancer and an objective response rate of 17% (1/6) in medullary thyroid cancer, with all other patients reporting stable disease.

  Combinations with Checkpoint Inhibitors

        The table below shows a summary of the clinical studies that we have in planning for surufatinib combination with checkpoint inhibitors.

Figure 23: Clinical Trials of Surufatinib with Checkpoint Inhibitors

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib and Tuoyi (PD-1)	Solid tumors	China	I	Safety run-in in planning	TBD
Surufatinib and Tuoyi (PD-1)	Solid tumors	US	I	Safety run-in in planning	TBD
Surufatinib and HX008 (PD-1)	TBD	China	I	Safety run-in in planning	TBD

Note: TBD = to be determined.

        In November 2018, we entered into two collaboration agreements to evaluate the safety, tolerability and efficacy of surufatinib in combination with checkpoint inhibitors. These include a global collaboration with Junshi to evaluate the combination of surufatinib with Junshi's Tuoyi, a PD-1 monoclonal antibody approved in China in late 2018, and a collaboration in China with Hanzhong to evaluate the combination of surufatinib with HX008, a PD-1 monoclonal antibody being developed by Hanzhong. Safety run-in studies are currently being planned and expected to initiate in early 2019.

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

Figure 24: The B-cell signaling pathway

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

        The high efficacy and successful approvals of both Imbruvica (ibrutinib) (developed by AbbVie Inc.), a BTK inhibitor, and Zydelig (idelalisib) (developed by Gilead), a PI3Kd inhibitor, are evidence that modulation of the B-cell signaling pathway is critical for the effective treatment of B-cell malignancies. Syk is upstream of both BTK and PI3Kd, and we believe it could deliver the same outcome as Imbruvica and Zydelig, assuming no unintentional toxicities are derived from Syk inhibition. Entospletinib (GS-9973), a Syk inhibitor developed by Gilead, reported promising Phase II study results in late 2015 with a nodal response rate of 65% observed in chronic lymphocytic leukemia and small lymphocytic lymphoma. Nodal response is defined as a greater than 50% decrease from baseline in the sum of lymph node diameters. Gilead has also reported that entospletinib demonstrated a nodal response rate of 44% in an exploratory clinical study in chronic lymphocytic leukemia patients previously treated with Imbruvica and Zydelig, thereby indicating that Syk inhibition has the potential to overcome resistance to Imbruvica and Zydelig. Takeda reported similarly strong signs of efficacy for their TAK-659 Phase I dose escalation study in lymphoma, which was also published in late 2015.

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

        The requirement for Syk kinase activity in inflammatory responses was first evaluated with fostamatinib, which was co-developed by AstraZeneca/Rigel Pharmaceuticals, Inc. (also called R788, a prodrug of an active Syk inhibitor R406). In 2013, AstraZeneca announced results from pivotal Phase III clinical trials that fostamatinib statistically significantly improved ACR20 (a 20% improvement from baseline based on the study criteria) response rates of patients inadequately responding to conventional disease-modifying anti-rheumatic drugs and a single anti-TNFa (a key pro-inflammatory cytokine involved in rheumatoid arthritis pathogenesis) antagonist at 24 weeks, but failed to demonstrate statistical significance in comparison to placebo at 24 weeks. As a result, AstraZeneca decided not to proceed.

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

  HMPL-523 Pre-clinical Evidence

        The safety profile of HMPL-523 was evaluated in multiple in vitro and in vivo pre-clinical studies under good laboratory practice guidelines and found to be well tolerated following single dose oral administration. Toxic findings were seen in repeat dose animal safety evaluations in rats and dogs at higher doses and found to be reversible. These findings can be readily monitored in the clinical studies and fully recoverable upon drug withdrawal. The starting dose in humans was suggested to be 5 mg. This dose level is approximately 5% of the human equivalent dose extrapolated from the pre-clinical "no observed adverse event levels", which is below the 10% threshold recommended by FDA guidelines.

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

Figure 25: HMPL-523 kinase selectivity in comparison to R406 (the Syk inhibitor metabolite of fostamatinib). R406 is shown below to be as potent in inhibiting KDR as it is in inhibiting Syk, and significantly more potent in inhibiting FLT3 and Ret.

Selectivity	HMPL-523 IC50 (nM)	fostamatinib IC50 (nM)
Syk enzyme	25 ± 5 (n=10)*	54 ± 16 (n=10)*
JAK 1,2,3 enzyme	>300, >300, >300*	120, 30, 480*
FGFR 1,2,3	>3,000, >3,000, >3,000	89, 22, 32*
FLT3 enzyme	63*	9*
LYN enzyme	921*	160*
Ret enzyme	>3,000*	5**
KDR enzyme	390 ± 38 (n=3)*	61 ± 2 (n=3)*
KDR cell	5,501 ± 1,607 (n=3)*	422 ± 126 (n=3)*

Sources: [*]: Chi-Med, Eun-ho Lee et al, 2011 American College of Rheumatology; [**]: S. P. McAdoo and F. W. Tam, Drugs Future, 2011, 36(4), PP273-283

  In vivo Pharmacology

        HMPL-523 blocked B-cell activation in mouse whole blood and rat whole blood ex vivo challenge with an EC50 of 1301 ng/mL (ED50 of 2.9 mg/kg) and 332.8~471.7 ng/mL (ED50 of 4.1~5.2 mg/kg) at 2 hours after dosing, respectively. The maximum inhibition was observed at 2 hours after oral dosing, while the significant inhibition was maintained for up to 4 hours. In collagen-induced rheumatoid arthritis in mice and rats, HMPL-523 treatment significantly reduced disease severity in a dose dependent manner. HMPL-523 not only halted disease progression, but also reversed aspects of the disease such as paw swelling and bone resorption to normal levels at higher doses in rat collagen-induced arthritis therapeutic models. HMPL-523 dose delivered similar efficacy to both fostamatinib, at a significantly higher dosage, and Enbrel (etanercept) (an approved monoclonal antibody from Amgen/Pfizer/Takeda).

        In lupus-prone mice, HMPL-523 significantly blocked skin lesions, delayed the onset of proteinuria (the presence of abnormal quantities of proteins in urine which may indicate kidney damage) and reduced the immune organs to body weight ratios and suppressed production of anti-dsDNA antibodies (a group of anti-nuclear antibodies that act against certain DNA).

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

  HMPL-523 First-in-Human Studies

  Phase I study of HMPL-523 in healthy volunteers in Australia and China (Status: complete; NCT02105129)

        In 2016, we reported results of the Phase I dose-escalation study on HMPL-523 in healthy volunteers in Australia, in which a total of 118 adult male healthy subjects were enrolled at baseline and 114 (97%) subjects completed the study. The Phase I study showed HMPL-523 exhibited a tolerable safety profile. A total of 83 treatment emergent adverse events were reported, with 39% in the HMPL-523 groups and 32% in the placebo groups, respectively. Two serious adverse events were reported in the Phase I study and when HMPL-523 was discontinued in those subjects the serious adverse events were resolved. Off-target toxicities such as diarrhea and hypertension, seen with the first-generation Syk inhibitor fostamatinib, were not observed.

        In an ex-vivo human whole blood pharmacodynamic assay, HMPL-523 inhibited anti-IgE-induced basophil activation (CD63+) in a concentration-dependent manner with an estimated half maximal effective concentration of 47.70mg/mL. Systemic exposure of HMPL-523 was increased up to 1.5 fold when administered in a fed condition compared to a fasted condition, indicating that food consumption increases the relative bioavailability of HMPL-523. Human pharmacokinetic exposures at 200 mg once daily and above can be expected to provide the target coverage required for clinical efficacy based on the pre-clinical human pharmacokinetic/pharmacodynamics analysis and as a result, a multiple-dose regimen of 300 mg or less of HMPL-523, administered once daily, is the recommended Phase II dose for clinical trials in autoimmune diseases. HMPL-523 demonstrated a dose dependent suppression of B-cell activation. The data were presented at the annual meeting of the American College of Rheumatology/Association of Rheumatology Health Professionals in 2016. We have submitted IND applications for autoimmune diseases and expect, pending the imminent submission of additional data requested by the FDA, to progress into a Phase II proof-of-concept study in immunology in 2019.

  HMPL-523 Clinical Trials

        As discussed below, we currently have various clinical trials of HMPL-523 ongoing or expected to begin in the near term in Australia, the United States, Europe and China as a monotherapy and in combination with azacitidine. The table below shows a summary of the clinical studies that we have underway for HMPL-523.

Figure 26: Clinical Trials of HMPL-523

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-523 monotherapy	Indolent NHL	Australia	Ib	Enrolling	NCT02503033
HMPL-523 monotherapy	Multiple subtypes of B cell malignancies	China	Ib	Enrolling	NCT02857998
HMPL-523 monotherapy	Indolent NHL	US/EU	I	In planning	NCT03779113
HMPL-523 and azacitidine	AML	China	I	Enrolling	NCT03483948
HMPL-523 monotherapy	Immune thrombocytopenia	China	I/Ib	In planning	TBD

Notes: NHL = non-Hodgkin's lymphoma; AML = acute myeloid leukemia; TBD = to be determined.

  Phase Ib studies of HMPL-523 in indolent non-Hodgkin's lymphoma and multiple subtypes of B cell malignancies (Status: enrolling; NCT02503033/NCT02857998)

        In early 2016, we initiated a Phase I dose escalation study of HMPL-523 in Australia in hematological cancer patients and have completed seven dose cohorts. A Phase I study in China began in early 2017 and has now completed five dose cohorts. In both Australia and China, we have established both efficacious once daily and twice daily dose regimens. Since early 2018, we have been increasing the number of active clinical sites, now totaling 18, in Australia and China to support a large dose expansion program in a broad range of hematological cancers. We intend to use safety and efficacy data from these Phase I/Ib dose escalation/expansion studies in B-cell malignancies to guide registration strategy in China during late 2019.

  Phase I study of HMPL-523 in indolent non-Hodgkin's lymphoma (Status: in planning; NCT03779113)

        Our U.S. IND application for HMPL-523 was cleared by the FDA in mid-2018, and we are now planning to start a Phase I/Ib study in indolent non-Hodgkin's lymphoma patients in the U.S. and Europe in the first half of 2019.

  Phase I study of HMPL-523 in combination with azacitidine in acute myeloid leukemia (Status: Enrolling; NCT03483948)

        In October 2018, we initiated a Phase I study of HMPL-523 in combination with azacitidine, an approved hypo methylation agent, in elderly patients with acute myeloid leukemia in China. This is a Phase I, open-label, multicenter study to evaluate the safety, pharmacokinetics and preliminary efficacy of the combination in previously untreated elderly patients with acute myeloid leukemia. The primary outcome measure is safety with a secondary endpoint of efficacy. The two-stage study will have a dose escalation and dose expansion stage.

  Phase I/Ib study of HMPL-523 in patients with immune thrombocytopenia (Status: in planning)

        We are also considering immunology applications for HMPL-523 including immune thrombocytopenia in China. Immune thrombocytopenia purpura is an autoimmune disorder characterized by low platelet count and an increased bleeding risk. Despite availability of several treatments with differing mechanisms of action, a significant proportion of patients develop resistance to treatment and are prone to relapse. In addition, there is a significant population of patients who have limited sensitivity to currently available agents and are in need of a new approach to treatment.

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

Figure 27: Enzyme selectivity (IC50, in nM) of HMPL-689 versus competing PI3Kd inhibitors; this shows HMPL-689 is approximately five-fold more potent than Zydelig (idelalisib) on whole blood level and, unlike duvelisib, does not inhibit PI3Kg.

Enzyme IC50 (nM)	HMPL-689	Zydelig	Copiktra	Aliqopa
PI3Kd	0.8 (n = 3)	2	1	0.7
PI3Kg (fold vs. PI3Kd)	114 (142x)	104 (52x)	2 (2x)	6.4 (9x)
PI3Ka (fold vs. PI3Kd)	>1,000 (>1,250x)	866 (433x)	143 (143x)	0.5 (1x)
PI3Kd human whole blood CD63+	3	14	15	n/a
PI3Kb (fold vs. PI3Kd)	87 (109x)	293 (147x)	8 (8x)	3.7 (5x)

Source: Chi-Med

  HMPL-689 First-in-human Studies

        In 2016, we completed a Phase I, first-in-human, dose escalation study in healthy adult volunteers in Australia to evaluate the pharmacokinetics and safety profile following single oral dosing HMPL-689 (NCT02631642). Results were as expected with linear pharmacokinetics properties and good safety profile.

        We subsequently received IND clearance in China and then initiated a Phase I dose escalation and expansion study in patients with hematologic malignancies in August 2017 (NCT03128164). We will aim to complete dose escalation and begin dose expansion in China in 2019.

        We also plan to start a Phase I/Ib study in indolent NHL in the U.S. and Europe in the first half of 2019 (NCT03786926).

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

  Epitinib First-in-human Studies

        A first-in-human study was conducted in China to assess the maximum tolerated dose and dose-limiting toxicity, safety and tolerability, pharmacokinetics, and preliminary anti-tumor activity of epitinib. 36 patients were enrolled in seven cohorts (20 mg, 40 mg, 80 mg, 120 mg, 160 mg, 200 mg and 240 mg). This study found that the safety and tolerability of epitinib was acceptable. No dose-limiting toxicity was observed, and the maximum tolerated dose was not reached. The recommended dose from this study was 160 mg once daily based on pharmacokinetics data and safety data.

  Epitinib Clinical Development

        The table below shows a summary of the clinical studies that we have recently completed and underway for epitinib.

Figure 28: Clinical Trials of Epitinib

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Epitinib monotherapy	Glioblastoma	China	Ib/II	Enrolling	NCT03231501
Epitinib monotherapy	EGFR-mutation NSCLC with brain metastasis	China	Ib	Completed	NCT02590952

Notes: NSCLC = non-small cell lung cancer.

  Phase Ib/II epitinib monotherapy in glioblastoma (Status: enrolling; NCT03231501)

        Glioblastoma is the most aggressive of the gliomas, which are tumors that arise from glial cells or their precursors within the central nervous system. Glioblastoma is classified as grade IV under the World Health Organization grading of central nervous system tumors, and is the most common brain and central nervous system malignancy, accounting for about half of such tumors according to the Cancer Genome Atlas Research Network. The standard of care for treatment is surgery, followed by radiotherapy and chemotherapy. Median survival is approximately 15 months, and the 5-year survival rate is 6%. There are currently no target therapies approved for glioblastoma.

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

  Phase Ib epitinib monotherapy in non-small cell lung cancer, EGFRm+ with brain metastasis—China (Status: Completed; NCT02590952)

        In this Phase Ib study, a total of 33 non-small cell lung cancer patients, of which 12 had previously received EGFR tyrosine kinase inhibitor treatment and 21 were EGFR tyrosine kinase inhibitor treatment naïve, were efficacy evaluable with an objective response rate of 39%, including 10 confirmed and three unconfirmed partial responses. Patients were treated with epitinib at a 160 mg once daily dose. All responses occurred in EGFR tyrosine kinase inhibitor treatment naïve patients resulting in an objective response rate of 62% and in the 11 EGFR tyrosine kinase inhibitor naïve patients who also had measurable brain metastasis (lesion diameter>10 mm per RECIST 1.1) with a 64% objective response rate. Furthermore, when patients with c-Met gene amplification were excluded, epitinib's objective response rate increased to 68% in the EGFR tyrosine kinase inhibitor treatment naïve patients and 70% of those patients who also had measurable brain metastasis. Epitinib was well tolerated with treatment related adverse events in the dose expansion stage CTC grade ≥3 with greater than 10% incidence were elevations in alanine transaminase (19%), elevations in gamma-glutamyltransferase (11%), and aspartate transaminase (11%). In late 2016 we presented this encouraging efficacy data at the World Conference on Lung Cancer.

        In 2017 and 2018, we worked to finalize epitinib dose regimen while planning our Phase III registration study. During this time, the EGFR tyrosine kinase inhibitor treatment landscape has evolved rapidly. First, Tagrisso, a third-generation EGFR tyrosine kinase inhibitor with blood-brain barrier penetration, was launched with accessible pricing in China and was subsequently included in the National Medicines Catalogue. Second, two generic first-generation EGFR tyrosine kinase inhibitors (gefitinib and erlotinib) were launched in China at approximately one-quarter of their previous National Medicines Catalogue prices. We are studying the impact of the above two factors on epitinib's market potential and Phase III investment case in EGFRm+ non-small cell lung cancer with brain metastasis in China.

Theliatinib EGFR Inhibitor

        Like epitinib, theliatinib (also known as HMPL-309) is a novel molecule EGFR inhibitor being investigated for the treatment of esophageal and other solid tumors. Tumors with wild-type EGFR activation, for instance, through gene amplification or protein over-expression, are less sensitive to EGFR tyrosine kinase inhibitors such as Iressa and Tarceva due to sub-optimal binding affinity. Theliatinib was designed with strong affinity to the wild-type EGFR kinase and has demonstrated five to ten times the potency than Tarceva in pre-clinical trials. This holds importance because tumors with wild-type EGFR activation have been found to be less sensitive to current EGFR inhibitors and is notable in certain cancer types such as esophageal cancer, where 15-28% have EGFR gene amplification and 50-70% have EGFR over-expression. As a result, we believe that theliatinib could potentially be more effective than existing

EGFR tyrosine kinase inhibitor products and benefit patients with esophageal and head and neck cancer, or other tumor types with a high incidence of wild-type EGFR activation. We currently retain all rights to theliatinib worldwide.

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

  Theliatinib Pre-clinical Evidence

        EGFR is over-expressed in a significant proportion of epithelium-derived carcinomas, which are cancers that begin in a tissue that lines the inner or outer surfaces of the body. Theliatinib inhibits the epidermal growth factor-dependent proliferation of cells at nanomolar concentrations. Of most interest is the strong binding affinity to wild-type EGFR enzyme demonstrated by theliatinib. The data indicated that upon withdrawal of the drug, the EGFR phosphorylation rapidly returns to higher levels for Iressa and Tarceva, while EGFR phosphorylation remained low for theliatinib after drug withdrawal, suggesting theliatinib may demonstrate a sustained target occupancy or "slow-off" characteristic due to strong binding.

  Theliatinib First-in-Human Studies

        In 2012, we initiated the first-in-human Phase I, open-label, dose escalation study in China of theliatinib administered orally to patients with wild-type EGFR gene amplification or EGFR over-expression solid tumors who have failed standard therapy. The primary objectives of the study were to evaluate its safety and tolerability in patients with advanced solid tumors and to determine the maximum tolerated dose. The study also evaluated efficacy against non-small cell lung cancer, esophageal cancer and head and neck squamous cell lung cancer, determined the pharmacokinetics of theliatinib under single dose and repeat doses; and explored the relationship between the theliatinib's activity and certain biomarkers.

  Theliatinib Clinical Development

        In September 2017, new clinical data were presented at the Annual Meeting of the Chinese Society of Clinical Oncology. Results showed that doses up to 500 mg once daily were determined to be safe and well-tolerated, with no dose-limiting toxicities and no clear maximum tolerated dose. Pharmacokinetic exposure increased with dose, with a 300 mg once daily or more considered to be sufficient to inhibit EGFR phosphorylation. Among the 21 patients that received 120 mg to 500 mg once daily, there were only four treatment-emergent adverse events of grade ≥ 3: gastrointestinal bleeding, decreased white blood cell count, anemia or decreased platelet count (1/21 = 5% each). There were no incidences of grade ≥3 rash or diarrhea. Among seven esophageal cancer patients, five had measurable lesions and could be evaluated for response. All five had stable disease. Of the efficacy evaluable patients in the 120 mg to 500 mg cohorts, 44% (8/18) had stable disease after 12 weeks.

        Although we observed efficacy, primarily in the form of stable disease or short duration response, we have decided that it does not warrant continued development of theliatinib monotherapy in esophageal cancer at this time. We now plan to look at alternative uses of theliatinib and could consider the potential for use in combinations with immunotherapy.

HMPL-453 FGFR Inhibitor

  Mechanism of Action

        Fibroblast growth factor receptors, or FGFRs, belong to a subfamily of receptor tyrosine kinases, or RTKs. Four different FGFRs (FGFR1-4) and at least 18 ligand FGFs constitute the FGF/FGFR signaling system. Activation of the FGFR pathway through the phosphorylation of various downstream molecules ultimately leads to increased cell proliferation, migration and survival. FGF/FGFR signaling regulates a wide range of basic biological processes, including tissue development, angiogenesis, and tissue regeneration. Given the inherent complexity and critical roles in physiological processes, dysfunction in the FGF/FGFR signaling leads to a number of developmental disorders and is consistently found to be a driving force in cancer. Deregulation of the FGFR can take many forms, including receptor amplification, activating mutations, gene fusions, and receptor isoform switching, and the molecular alterations are found at relatively low frequencies in most tumors. The incidence of FGFR aberrance in various cancer types is listed in Figure 29 below.

Figure 29: Common genetic alterations in FGFRs related to cancer

	Gene amplification	Gene translocation	Gene mutation
FGFR1	Lung squamous (7~15%)	Lung squamous (n/a)	Gastric (4%)
	H&N squamous (10~17%)	Glioblastoma (n/a)	Pilocytic astrocytoma (5~8%)
	Esophageal squamous (9%)	Myeloproliferative syndrome (n/a)
	Breast (10~15%)	Breast (n/a)
FGFR2	Gastric (5~10%)	Intra-hepatic biliary tract cancer (cholangiocarcinoma) (14%)	Endometrial (12~14%)
	Breast (4%)	Breast (n/a)	Lung squamous (5%)
FGFR3	Bladder (n/a)	Bladder (3~6%); Lung squamous (3%);	Bladder (60~80% NMIBC; 15~20 MIBC)
	Salivary adenoid cystic (n/a)	Glioblastoma (3%)	Cervical (5%)
Myeloma (15~20%)

Source: M. Touat et al, "Targeting FGFR Signaling in Cancer," Clinical Cancer Research (2015); 21(12); 2684-94 Notes: H&N = head and neck; n/a = not applicable.

  HMPL-453 Research Background

        We noted a growing body of evidence has demonstrated the oncogenic potential of FGFR aberrations in driving tumor growth, promoting angiogenesis, and conferring resistance mechanisms to anti-cancer therapies. Targeting the FGF/FGFR signaling pathway has therefore attracted attention from biopharmaceutical companies and has become an important exploratory target for new anti-tumor target therapies.

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

  HMPL-453 First-in-human studies

        In June 2017, we initiated a Phase I/II clinical trial of HMPL-453 in China (NCT03160833). This Phase I/II study is a multi-center, single-arm, open-label, two-stage study to evaluate safety, tolerability, pharmacokinetics and preliminary efficacy of HMPL-453 monotherapy in patients with solid tumors harboring FGFR genetic alterations. The dose-escalation stage will enroll patients with locally advanced or metastatic solid tumors, for whom standard therapy either does not exist or has proven to be ineffective or intolerable, regardless genetic status, to determine the maximum tolerated dose and recommended Phase II dose. The dose-escalation will be followed by a dose-expansion stage, which will further evaluate safety, tolerability and pharmacokinetics as well as preliminary anti-tumor efficacy at the recommended Phase II dose. This stage will enroll primarily cancer patients harboring FGFR dysregulated tumors, including those with advanced bladder cancer, advanced cholangiocarcinoma and other solid tumors. For this second stage, the primary endpoint is objective response rate, with secondary endpoints including duration of response, disease control rate, progression-free survival, overall survival and safety.

        We had also initiated a first-in-human Phase I clinical trial in Australia. However, in July 2018, we discontinued the Australian Phase I study due to the emergence of certain serious, though non-life threatening, FGFR target-related toxicities.

Overview of Our Collaborations

        Collaborations and joint ventures with corporate partners have provided us with significant funding and access to our partners' scientific, development, regulatory and commercial capabilities. Our current oncology collaborations focus on savolitinib (collaboration with AstraZeneca) and fruquintinib (collaboration with Eli Lilly). We also have a joint venture with Nestlé Health Science, S.A., or Nestlé Health Science, which has been focused on developing drugs for gastrointestinal indications. Our collaboration partners fund a significant portion of our research and development costs for drug candidates developed in collaboration with them. In addition, we receive upfront payments upon our entry into these collaboration arrangements and upon the achievement of certain development milestones for the relevant drug candidate. We and Nutrition Science Partners, in the aggregate, have received upfront payments, equity contributions and milestone payments totaling approximately $158.5 million mainly from our collaborations with AstraZeneca, Eli Lilly, Nestlé Health Science as of December 31, 2018. In return, our collaboration partners are entitled to a significant proportion of any future revenue from our drug candidates developed in collaboration with them, as well as a degree of influence over the clinical development process for such drug candidates.

AstraZeneca

        In December 2011, we entered into an agreement with AstraZeneca under which we granted to AstraZeneca co-exclusive, worldwide rights to develop, and exclusive worldwide rights to manufacture and commercialize savolitinib for all diagnostic, prophylactic and therapeutic uses. We refer to this agreement as the AstraZeneca Agreement. AstraZeneca paid $20.0 million upon execution of the AstraZeneca Agreement and agreed to pay royalties and additional amounts upon the achievement of development and sales milestones. Under the original terms of the AstraZeneca Agreement, we and AstraZeneca agreed to share the development costs for savolitinib in China, with AstraZeneca being responsible for the development costs for savolitinib in the rest of the world. Based on savolitinib showing early clinical benefit as a highly selective c-Met inhibitor in a number of cancers, in August 2016 we and AstraZeneca amended our global licensing, co-development, and commercialization agreement for savolitinib whereby we agreed to contribute up to $50 million, spread primarily over three years, to the joint development costs of the global pivotal Phase III study in patients with c-Met driven papillary renal cell carcinoma. As of December 31, 2018, we had received $24.9 million in milestone payments in addition to approximately $25.2 million in reimbursements for certain development costs. We may potentially receive future clinical development and first sales milestones payments for clinical development and initial sales of savolitinib, plus significant further milestone payments based on sales. AstraZeneca also reimburses us for certain development costs. Subject to approval of savolitinib in papillary renal cell carcinoma, under the amended AstraZeneca Agreement, AstraZeneca is obligated to pay us increased tiered royalties from 14% to 18% annually on all sales made of any product outside of China, which represents a five percentage point increase over the original terms. After total aggregate sales of savolitinib have reached $5 billion, this royalty will step down over a two year period, to an ongoing royalty rate of 10.5% to 14.5%. AstraZeneca is also obligated to pay us a fixed royalty of 30% on all sales made of any product in China.

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

Eli Lilly

Eli Lilly Agreement

        In October 2013, we entered into an agreement with Eli Lilly whereby we granted Eli Lilly an exclusive license to develop, manufacture and commercialize fruquintinib for all uses in China and Hong Kong. In December 2018, following the commercial launch of fruquintinib in China, we and Eli Lilly amended the terms of the original agreement. We refer to this agreement, including the amendments thereto, as the Eli Lilly Agreement.

        Eli Lilly paid a $6.5 million upfront fee following the 2013 execution of the Eli Lilly Agreement, and agreed to pay royalties and additional amounts upon the achievement of development and regulatory approval milestones. As of December 31, 2018, Eli Lilly had paid us $37.2 million in milestone payments in addition to approximately $47.4 million in reimbursements for certain development costs.

        We could potentially receive future milestone payments for the achievement of development and regulatory approval milestones in China. Additionally, Eli Lilly is obligated to pay us tiered royalties from 15% to 20% annually on sales made of fruquintinib in China and Hong Kong, the rate to be determined based upon the dollar amount of sales made for all products in that year. Upon the first commercial launch of fruquintinib in China in a new life cycle indication, these tiered royalties will increase to 15% to 29% under the terms of our 2018 amendment.

        Development, collaboration and manufacture of products under this agreement are overseen by a joint steering committee comprised of equal numbers of representatives from each party. Under the terms of our 2018 amendment, we are now responsible for all development activities and costs for fruquintinib in China in new life cycle indications, and we have the liberty to collaborate with third-parties to explore combination therapies of fruquintinib with various immunotherapy agents.

        Once development is complete, Eli Lilly is obligated to use commercially reasonable efforts to commercialize products and bears all the costs and expenses incurred in such commercialization efforts until the achievement of a non-fruquintinib related Eli Lilly commercial action. If this milestone is achieved, we will be given promotion and distribution rights for fruquintinib in provinces that represent 30% (or 40% if certain additional criteria are met) of sales of fruquintinib in China.

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

        In connection with the Eli Lilly Agreement, we had entered into an option agreement with Eli Lilly and Company, under which Eli Lilly and Company could choose to include additional countries in the territory for development and commercialization of fruquintinib. In January 2019, the option agreement expired.

Nestlé Health Science

        In November 2012, we entered into a joint venture agreement with Nestlé Health Science to form Nutrition Science Partners, a joint venture whose shares are owned in equal portions by us and Nestlé Health Science. The objective of Nutrition Science Partners was to develop, manufacture and commercialize HMPL-004/HM004-6599 for ulcerative colitis and Crohn's Disease and to identify, develop, manufacture and commercialize products in gastrointestinal indications.

        In 2018, we and Nestlé Health Science reviewed the status of the HMPL-004/HM004-6599 program and after due consideration of the timeline and further investments required to complete clinical trials and reach the commercialization stage for these drug candidates, we and Nestlé Health Science have decided to explore alternative strategic options such as securing a potential buyer or collaboration partner to further progress HMPL-004 and HM004-6599. However, there is no certainty of an available market or that a suitable buyer or partner can be readily identified. In light of this, Nutrition Science Partners recorded a full impairment provision of its $30.0 million intangible asset in the year ended December 31, 2018. The portion attributable to our company was $15.0 million.

Our Commercial Platform

        Since 2001, we have also developed a profitable Commercial Platform in China, which encompasses two businesses: our strategically important Prescription Drugs business and our Consumer Health business. Our Commercial Platform has grown strongly and provided an important source of funding for our Innovation Platform since inception. In total, net income attributable to our company from the continuing operations of our Commercial Platform was $70.3 million, $40.0 million and $41.4 million for the years ended December 31, 2016, 2017 and 2018, respectively. Net income attributable to our company from our Commercial Platform included one-time gains of $40.4 million, $2.5 million and nil in the years ended December 31, 2016, 2017 and 2018, respectively, net of tax, from land compensation and other government subsidies paid to Shanghai Hutchison Pharmaceuticals by the Shanghai government.

        Additionally, our Commercial Platform has provided us the infrastructure and know-how in operating and marketing pharmaceutical products in the complex and evolving healthcare system in China. The infrastructure of our Commercial Platform, particularly in commercial operations management, manufacturing and distribution, regulatory and reimbursement coverage, is well established in our therapeutic specialty areas such as cardiovascular and central nervous system health. Over the next several years, we will combine the marketing and sales experience and hospital access gained from our Commercial Platform's operations with our growing dedicated oncology-focused sales team to support the launch of products from our Innovation Platform if and when they are approved for use in China. Concurrent with this team expansion, we also plan to increase our manufacturing capacity with a fully integrated active pharmaceutical ingredients or formulation manufacturing facility that is capable of supporting the manufacturing of our current and future commercial-stage oncology drugs.

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
        Our Prescription Drugs business employs a physician-targeted marketing model that is focused on promoting its products by providing physicians and hospitals with information on the benefits and differentiating clinical aspects of our products. In collaboration with our partners, we have built our joint ventures' extensive prescription drug sales and distribution network across China, with approximately 2,500 medical sales representatives as of December 31, 2018. These medical sales representatives covered over 24,900 hospitals in over 320 cities and towns in China as of December 31, 2018. Approximately 66% of these medical sales representatives cover eastern and central-southern China. Of the remaining medical sale representatives, approximately 25% cover northern China and approximately 9% cover western and south-western China.

        Shanghai Hutchison Pharmaceuticals—manufacturing, marketing and distributing proprietary and licensed prescription drugs

        Shanghai Hutchison Pharmaceuticals primarily engages in the manufacture and sale of prescription drug products originally contributed by our joint venture partner, as well as third-party prescription drugs with a focus on cardiovascular medicine. Shanghai Hutchison Pharmaceuticals' proprietary products are sold under the "Shang Yao" brand, literally meaning "Shanghai pharmaceuticals," a trademark that has been used for over 40 years in the pharmaceutical retail market, primarily in Eastern China. As of December 31, 2018, Shanghai Hutchison Pharmaceuticals held 74 registered drug licenses in China, of which 31 are included in the National Medicines Catalogue. In addition, 17 of Shanghai Hutchison Pharmaceuticals' products, of which three are in active production, are represented on China's National Essential Medicines List.

        Its key product is She Xiang Bao Xin pills, a vasodilator for the long-term treatment of coronary artery and heart disease and for rapid control and prevention of acute angina pectoris, a form of chest pain, which is listed on China's low price drug list, or LPDL, and fully reimbursed in all provinces in China. She Xiang Bao Xin pills' sales represented 85% of all Shanghai Hutchison Pharmaceuticals sales in 2018. There are over one million deaths due to coronary artery disease per year in China, with this number set to rise due to an aging population with high levels of smoking (28% of adults), increasing levels of obesity (30% of adults are overweight) and hypertension (25% of adults). She Xiang Bao Xin pill is the third largest botanical prescription drug in this indication in China, with a market share of 17% nationally and 48% in Shanghai in 2018. The average daily cost of She Xiang Bao Xin pills is RMB4.4, or approximately $0.64.

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

        Shanghai Hutchison Pharmaceuticals manufactures its products at its GMP-certified 78,000 square meter production facility located in Feng Pu district outside the center of Shanghai. This factory, opened in 2017, has approximately tripled Shanghai Hutchison Pharmaceuticals' capacity relative to its prior factory.

        Shanghai Hutchison Pharmaceuticals, through its GSP-certified subsidiary, also markets and sells third-party prescription drugs in collaboration with Hutchison Sinopharm. As discussed below, in early

2015, Hutchison Sinopharm signed an agreement with AstraZeneca to provide marketing services for AstraZeneca's Seroquel (a drug for the treatment of various psychiatric disorders) to market and distribute such drug in China. In connection with Hutchison Sinopharm's agreement with AstraZeneca, Hutchison Sinopharm entered into an agreement with Shanghai Hutchison Pharmaceuticals to provide certain promotion and marketing services within China for this drug. Under this agreement, Shanghai Hutchison Pharmaceuticals manages marketing and is paid a fee for its services provided.

        Shanghai Hutchison Pharmaceuticals is the exclusive co-promoter of Merck Serono's bisoprolol fumarate tablets, sold under the Concor trademark, in nine provinces, markets that contain about 600 million people. Concor is the number two beta-blocker in China with an approximately 24% national market share in China's beta-blocker drug market and 63% of China's generic bisoprolol market in 2018. Shanghai Hutchison Pharmaceuticals's cardiovascular medical sales team provides detailing for Concor alongside its She Xiang Bao Xin pills on a fee-for-service basis.

        Shanghai Hutchison Pharmaceuticals, through its GSP-certified subsidiary, sells its products and its third-party licensed prescription drugs directly to distributors who on-sell such products to hospitals and clinics, pharmacies and other retail outlets in their respective areas, as well as to other local distributors. In early 2018, as a result of the two-invoice system, Shanghai Hutchison Pharmaceuticals was required to restructure its distribution and logistics network. Prior to the two-invoice system, Shanghai Hutchison Pharmaceuticals employed a group of approximately 200 primary distributors to cover China. These primary distributors in turn used approximately 1,600 secondary distributors to work directly with hospitals, on a local level, to manage logistics and collection. The two-invoice system required Shanghai Hutchison Pharmaceuticals to eliminate one layer of distributors and, as a result, a new system with about 800 primary distributors was established in early 2018 to work directly with hospitals. This included the original 200 primary distributors in addition to about 600 new primary distributors. Shanghai Hutchison Pharmaceuticals' own medical sales representatives promote its products to doctors and purchasing managers in hospitals, clinics and pharmacies as part of its marketing efforts. As of December 31, 2018, Shanghai Hutchison Pharmaceuticals had approximately 2,400 medical sales representatives and about 540 manufacturing employees across China.

        Hutchison Sinopharm—providing logistics services and marketing and distribution primarily for prescription drugs manufactured by third parties

        In 2014, we commenced operating Hutchison Sinopharm, a consolidated joint venture in collaboration with Sinopharm. Based in Shanghai, Hutchison Sinopharm is a GSP-certified company focused on providing logistics services to, and distributing and marketing prescription drugs manufactured by, third-party pharmaceutical companies in China. Hutchison Sinopharm also distributes certain products from Hutchison Healthcare's Zhi Ling Tong infant nutrition brand. Hutchison Sinopharm also continues to operate its legacy business which was primarily focused on providing logistics and distribution services, primarily within Shanghai, to third-party pharmaceutical companies.

        We intend to increasingly focus on expanding Hutchison Sinopharm to operate as a full-service, third-party prescription drug commercialization company in China.

        Its primary product is Seroquel. Since 2015, Hutchison Sinopharm has been the exclusive first-tier distributor to distribute and market AstraZeneca's quetiapine tablets, under the Seroquel trademark in China. Seroquel is a first-line antipsychotic medicine for the treatment of schizophrenia and bipolar disorder, which was launched in China in 2001. Seroquel holds a 6% market share in China's approximately $0.9 billion atypical anti-psychotic prescription drug market and 48% of China's generic quetiapine market, primarily as a result of being the first-mover and original patent holder on quetiapine. Seroquel is the only brand in China to have an extended release formulation, which in 2017 was included on China's National Medicines Catalogue, thereby providing us with major competitive advantage over quetiapine generics. Subject to Hutchison Sinopharm's continued delivery of pre-specified annual sales targets, which required 22% sales growth in 2018 and would require approximately 15% sales growth per year thereafter, we can continue to retain exclusive commercial rights to Seroquel in China until 2025. In June 2018, AstraZeneca sold and licensed its rights to Seroquel to Luye Pharma Group, Ltd., including its rights in China. The terms of our agreement with AstraZeneca were assigned to Luye Pharma Hong Kong Ltd. and remain unchanged following this transaction. We believe that we met the 2018 sales growth targets, but, despite this, we cannot rule out the possibility that Luye may try to take back Seroquel rights in China. We will use all available resources to protect our rights under the current agreement.

        As of December 31, 2018, Shanghai Hutchison Pharmaceuticals had a dedicated medical sales team of about 110 people to support Hutchison Sinopharm's commercialization of Seroquel. The new China two-invoice system, explained in more detail below, came into effect in October 2017, at which point the Seroquel operating model began progressively switching to a fee-for-service model.

        China has begun implementing a new regulatory two-invoice system on a province-by-province basis. In principle, the purpose of the two-invoice system is to restrict the number of layers in the drug distribution system in China, in order to improve transparency, compliant business conduct and efficiency. The impact to us was that, starting in October 2017, the Seroquel sales model, in which our consolidated revenues historically reflected total gross sales of Seroquel, began shifting to a fee-for-service model. This change reduced the top-line revenue that Hutchison Sinopharm was and will be able to record from sales of Seroquel, as well as many of our other third-party customers. Importantly however, this drop in reported sales will have no material impact on profitability and will have limited impact to our commercial team operations and expansion plans.

        In 2018, China enacted another regulatory reform initiative known as the 4+7 Quality Consistency Evaluation bidding process, or 4+7 QCE, in a several cities. The 4+7 QCE initiative is aimed at driving consolidation in the fragmented generic prescription drug market in China. Under this pilot program, major cities bulk-buy certain generic drugs together, forcing companies to bid for contracts and driving down prices. The 4+7 QCE system is expected to gradually expand to cover more cities and drugs over the coming years. In the short term, we expect that the 4+7 QCE system may reduce Hutchison Sinopharm's product portfolio as some of our third-party generic drug partners may fail to win 4+7 QCE bids. In the mid- to long-term, we believe that the 4+7 QCE system will benefit us by allowing increased numbers of innovative drugs to be included in the National Medicines Catalogue. During 2017 and 2018, 32 innovative oncology drugs were added to the National Medicines Catalogue, a trend that we believe could ultimately benefit our Innovation Platform drug candidates.

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

        Hutchison Baiyunshan—manufacturing, marketing and distributing proprietary over-the-counter pharmaceutical products

        Hutchison Baiyunshan primarily engages in the manufacture, marketing and distribution of proprietary over-the-counter pharmaceutical products. Its "Bai Yun Shan" brand is a market-leading household-name, established over 40 years ago and is known by the majority of Chinese consumers. As of December 31, 2018, Hutchison Baiyunshan held 189 registered drug licenses in China, of which 83 are included in the National Medicines Catalogue. In addition, 32 of Hutchison Baiyunshan's products, of which 11 are in active production, are represented on China's National Essential Medicines List. As of the end of 2018, substantially all pharmaceutical products manufactured and sold by Hutchison Baiyunshan in 2018 were capable of being reimbursed under the National Medicines Catalogue.

        Hutchison Baiyunshan's key products are two generic over-the-counter therapies both of which are listed on the LPDL:

  •
  Fu Fang Dan Shen tablets—generic over-the-counter drugs for the treatment of chest congestion and angina pectoris to promote blood circulation and relieve pain, which represented approximately 26% of the sales of Hutchison Baiyunshan in 2018; and

  •
  Banlangen granules—for the treatment of viral flu, fever, and respiratory tract infections which represented approximately 29% of the sales of Hutchison Baiyunshan in 2018.

        Hutchison Baiyunshan's products are mainly manufactured in-house at its GMP-certified facilities in Guangzhou, Guangdong province and Bozhou, Anhui province. Third-party contract manufacturers are also used. Hutchison Baiyunshan is also in the process of negotiating the return of its land use rights for the approximately 30,000 square meter unused plot of land in Guangzhou, which has been listed for sale as part of the Guangzhou municipal government's urban redevelopment scheme plan since 2016.

        Hutchison Baiyunshan also operates one Chinese good agriculture practice, or GAP, certified cultivation sites through its subsidiaries for growing the herbs used in its over-the-counter products in Heilongjiang province in China. In addition, Hutchison Baiyunshan generates revenue by supplying raw materials produced by its cultivation operations to its collaboration partner, Guangzhou Pharmaceuticals.

        Hutchison Baiyunshan sells its products directly to regional distributors across China who on-sell to local distributors, hospitals and clinics, pharmacies and other retailers, and employs its own sales representatives at a local level to market its products and promote over-the-counter sales to retailers.

        In September 2017, Hutchison Baiyunshan divested its 60% shareholding in Nanyang Baiyunshan Hutchison Whampoa Guanbao Pharmaceutical Company Limited, a primarily third-party over-the-counter logistics business which we had determind was not strategically important to our business, for consideration approximately equal to its carrying value.

        As of December 31, 2018, Hutchison Baiyunshan had approximately 950 sales representatives and about 1,000 manufacturing employees across China.

        Hutchison Hain Organic—marketing and distributing Hain Celestial-licensed natural and organic food and personal care products

        Hutchison Hain Organic is a joint venture with Hain Celestial, a Nasdaq-listed, natural and organic food and personal care products company. Hutchison Hain Organic distributes a broad range of over 500 imported organic and natural products.

        Pursuant to its joint venture agreement, Hutchison Hain Organic has rights to market and distribute Hain Celestial's products within nine Asian territories. We believe the key strategic product for Hutchison

Hain Organic is Earth's Best organic baby products, a leading brand in the United States. Hutchison Hain Organic's other products are distributed to hypermarkets, specialty stores and other retail outlets in Hong Kong, China and across seven other territories in Asia mainly through third-party local distributors, including retail chains owned by affiliates of CK Hutchison.

        Hutchison Healthcare—manufacturing, marketing and distributing health supplements

        Hutchison Healthcare is our wholly owned subsidiary and is primarily engaged in the manufacture and sale of health supplements. Hutchison Healthcare's major product is Zhi Ling Tong DHA capsules, a health supplement made from algae DHA oil for the promotion of brain and retinal development in babies and young children, which is distributed by Hutchison Sinopharm.

        The majority of Hutchison Healthcare's products are contract manufactured at a dedicated and certified manufacturing facility operated by a third party and distributed to hospital pharmacies, specialty stores and drugstore chains.

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

Savolitinib

        While there are currently no approved selective c-Met inhibitors on the market, there are several c-Met inhibitors currently undergoing clinical trials for the treatment of renal cell carcinoma, non-small cell lung cancer and gastric cancer such as Cabometyx (cabozantinib) (VEGFR/c-Met/Ret inhibitor approved for renal cell carcinoma and in development for non-small cell lung cancer), tepotinib (c-Met inhibitor in development for non-small cell lung cancer), capmatinib (c-Met inhibitor in development for non-small cell lung cancer), telisotuzumab / telisotuzumab vedotin (c-Met inhibitor in development for non-small cell lung cancer), MP0250 (vascular endothelial growth factor A/HGF inhibitor in development for non-small cell lung cancer), glesatinib (c-Met and Axl tyrosine kinase inhibitor in development for non-small cell lung cancer), JNJ-61186372 (VEGFR/c-Met inhibitor in development for non-small cell lung cancer) and AMG 337 (c-Met kinase inhibitor in development for stomach cancer). Xalkori (ALK, ROS1 and c-Met inhibitor marketed for non-small cell lung cancer) is a multi-kinase inhibitor that less selectively inhibits c-Met. Merestinib (MST1R, FLT3, AXL, MERTK, TEK, ROS1, DDR1/2, MKNK1/2 and c-Met inhibitor in development for non-small cell lung cancer) is also a multi-kinase inhibitor.

Fruquintinib

        Approved VEGF inhibitors on the market for the treatment of colorectal cancer include Avastin (anti-VEGF monoclonal antibody), Cyramza (anti-VEGFR2 monoclonal antibody), Stivarga (VEGFR/TIE2 inhibitor) and Zaltrap (ziv-aflibercept) (VEGF inhibitor). Cyramza is approved for the treatment of non-small cell lung cancer and gastric cancer. Avastin approved for non-small cell lung cancer Ofev (nintedanib) is approved for adeno-non-small cell lung cancer in Europe. In addition, Inlyta and Caprelsa (vandetanib) use a similar mechanism of action as the VEGF inhibitors on the market and are currently being studied for the treatment of colorectal cancer. Other VEGFR inhibitors being developed for the treatment of non-small cell lung cancer include anlotinib, apatinib, Cabometyx, Lenvima (lenvatinib), lucitanib and Caprelsa. VEGFR inhibitors being developed for the treatment of gastric cancer include dovitinib, telatinib and Stivarga. In China, apatinib has been approved for the treatment of third-line gastric cancer and anlotinib has been approved for the treatment of third-line non-small cell lung cancer.

Surufatinib

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

Epitinib

        Although no EGFR tyrosine kinase inhibitors have been specifically approved for non-small cell lung cancer with brain metastasis or primary brain tumor, many have been approved for the treatment of non-small cell lung cancer with EGFR activating mutations, including Gilotrif (EGFR/HER2 inhibitor), Iressa, Tarceva, Conmana, Tagrisso and Vizimpro. Moreover, Tagrisso, tesevatinib (EGFR/HER2/VEGFR inhibitor) and AZD3759 (EGFR inhibitor) are in development for the treatment of non-small cell lung cancer with brain metastasis while Alecensa (alectinib, an ALK inhibitor) has already been approved.

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

HMPL-523 and HMPL-689

        There has been extensive research on oral small-molecule Syk inhibitors due to the major unmet medical need in inflammation and oncology. The only small molecule drug candidate targeting Syk specifically has been approved to date is Tavalisse (fostamatinib) for the treatment of chronic immune thrombocytopenia, due to the off-target toxicity as a result of lower kinase selectivity and possibly poor pharmacokinetic properties. GS-9876 is a Syk inhibitor currently in clinical studies for rheumatoid arthritis. Syk inhibitors currently in clinical studies for hematological cancers include entospletinib, cerdulatinib and TAK-659.

        Zydelig is a PI3Kd inhibitor that has been approved for the treatment of relapsed follicular lymphoma, small lymphocytic lymphoma as a monotherapy and for the treatment of chronic lymphatic leukemia in combination with Rituxan. Copiktra (duvelisib, PI3K-d/g dual inhibitor) has been approved for relapsed/refractory chronic lymphocytic leukemia/small lymphocytic lymphoma and follicular lymphoma as a monotherapy. Aliqopa (copanlisib, pan-PI3K inhibitor) also has been approved for relapsed follicular lymphoma as a monotherapy. In addition, several drug candidates that inhibit PI3Kd are in clinical development for hematological cancers, including umbralisib, parsaclisib, INCB050465, ACP 319, ME-401 and YY-20394.

        In addition, Janus tyrosine kinase, or JAK, inhibitors such as Xeljanz (tofacitinib JAK-3 inhibitor, marketed for rheumatoid arthritis and in development for ulcerative colitis, Crohn's disease and myelofibrosis), Jakafi (ruxolitinib, JAK-1/2 inhibitor, marketed for myelofibrosis and in development for acute myelogenous leukemia), Olumiant (baricitinib, JAK-1/2 inhibitor marketed for rheumatoid arthritis), filgotinib (JAK-1 inhibitor in development for rheumatoid arthritis) and upadacitinib (JAK-1 inhibitor in development for rheumatoid arthritis, Crohn's disease, ulcerative colitis, atopic dermatitis, psoriatic arthritis and axial SpA); Bruton's tyrosine kinase, or BTK, inhibitors such as Imbruvica (ibrutinib), Calquence (acalabrutinib), zanubrutinib and tirabrutinib are marketed or in development for various hematological cancers; and TNFa inhibitors marketed for rheumatoid arthritis, such as Enbrel, Remicade, Humira and Cimzia, are also expected to be potential competitors of HMPL-523 or HMPL-689, where indicated for hematological cancers, if approved.

HMPL-453

        To date, there are no approved therapies that specifically target the FGFR signaling pathway. Several small molecule FGFR tyrosine kinase inhibitors are in early clinical trials for solid tumors, including AZD4547, infigratinib, rogaratinib, BLU-554, erdafitinib, TAS-120, Debio 1347, INCB054828, E7090, ASP5878, FGF401, PRN1371, ARQ 087 and HH185. Similarly, FGFR specific monoclonal antibodies in development include B-701 and LY3076226.

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

        We believe that we compete primarily on the basis of brand recognition, pricing, sales network, promotion activities, product efficacy, safety and reliability. We believe our continued success will depend on our Prescription Drugs business's capability to: maintain profitability of its core product, She Xiang Bao Xin pills, successfully market and distribute in-licensed products such as Seroquel and Concor, obtain and maintain regulatory approvals, develop drug candidates with market potential, maintain an efficient operational model, apply technologies to production lines, attract and retain talented personnel, maintain high quality standards, and effectively market and promote the products sold by our Prescription Drugs business. Key competitors for She Xiang Bao Xin pills include Tasly Holding (Compound Danshen Dropping Pill) and Shijiazhuang Yiling Pharmaceutical (Tong Xin Luo Capsule). In addition, Hunan Dongting Pharma and Suzhou First Pharma are key competitors to our Prescription Drugs business' in-licensed drug Seroquel.

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

Our Innovation Platform Patents

        As of December 31, 2018, we had 176 issued patents, including 18 Chinese patents, 20 U.S. patents and nine European patents, 130 patent applications pending in the above major market jurisdictions, and six pending Patent Cooperation Treaty, or PCT, patent applications relating to the drug candidates of our Innovation Platform. The intellectual property portfolios for our most advanced drug candidates are summarized below. Some of these portfolios, such as HMPL-453 and HMPL-689, are in very early stages of development. With respect to most of the pending patent applications covering our drug candidates, prosecution has yet to commence. Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the relevant patent office is often significantly narrowed by the time when they issue, if they issue at all. We expect this to be the case for our pending patent applications referred to below.

        Savolitinib—The intellectual property portfolio for savolitinib contains two patent families.

        The first patent family for savolitinib is directed to novel small molecule compounds as well as methods of treating cancers with such compounds. As of December 31, 2018, we owned 31 patents in this family, including patents in China, the United States, Europe and Japan, and we had 22 patent applications pending in various other jurisdictions. Our European patent is also registered in Hong Kong. Our issued patents will expire in 2030. We are aware that Chinese Patent No. ZL201510906993.3, or the 993 Patent, was granted to Shanghai Xuanchuang Biotechnology Co. Ltd, or Xuanchuang, in September 2018 claiming a crystalline form of savolitinib. To our knowledge Xuanchuang has no track record of developing, researching or manufacturing pharmaceutical products. Moreover, our PRC legal advisor has advised us that there are substantial deficiencies in the 993 Patent, and we believe that the crystalline form of savolitinib is impliedly disclosed in our Chinese patent for savolitinib which was granted in August 2016. An anonymous request for invalidation of the 993 Patent based on lack of inventiveness and novelty was filed with the Patent Reexamination Board of China National Intellectual Property Administration in February 2019. Accordingly, as of the date of the filing of this annual report we believe that the 993 Patent will not present a material obstacle to our further development of savolitinib, although we cannot be certain of the outcome of the invalidation request.

        The second patent family was filed in 2018 and is subject to confidential review by the patent authorities. This patent family is co-owned by us and AstraZeneca.

        Our collaboration partner AstraZeneca is responsible for maintaining and enforcing the intellectual property portfolio for savolitinib.

        Fruquintinib—The intellectual property portfolio for fruquintinib contains three patent families.

        The first patent family for fruquintinib is directed to novel small molecule compounds as well as methods of treating tumor angiogenesis-related disorders with such compounds. As of December 31, 2018, we owned three U.S. patents, one Chinese patent and one Taiwanese patent in this family, each of which will expire in 2028. We also owned patents in Europe and 14 other jurisdictions expiring in 2029 and had one patent application pending in Brazil.

        The second patent family is directed to crystalline forms of fruquintinib as well as methods of treating tumor angiogenesis-related disorders with such forms. As of December 31, 2018, we had one patent application pending in China in this family, which, if issued, would have an expiration date in 2034. We own one patent in Australia expiring on 2035 and had 22 patent applications pending in other various jurisdictions, including China, the United States, Europe and Taiwan, each of which, if issued, will each have expiration dates in 2035.

        The third patent family is directed to the method of preparing one of the critical intermediates used in the manufacturing process of fruquintinib. With respect to this patent family, we have one patent application pending in China, which, if issued, will have an expiration date in 2034.

        The fourth patent family was filed in 2018 and is subject to confidential review by the patent authorities.

        We also in-license certain freedom-to-operate rights from AstraZeneca, which grant us non-exclusive rights within China and Hong Kong to develop and commercialize pharmaceutical compounds used in fruquintinib which are covered by one of its patents.

        Surufatinib—The intellectual property portfolio for surufatinib contains four patent families.

        The first patent family for surufatinib is directed to novel small molecule compounds as well as methods of treating tumor angiogenesis-related disorders with such compounds. As of December 31, 2018, in this patent family we owned one Chinese patent expiring in 2027 and 12 patents in various other jurisdictions, including the United States expiring in 2031, and Europe and Japan, each expiring in 2028. As of December 31, 2018, we also had one patent application pending in Brazil.

        The second patent family is directed to the crystalline forms of surufatinib as well as methods of treating tumor angiogenesis-related disorders with such forms. As of December 31, 2018, in this patent family we owned two patents in China expiring in 2029 and 2030, respectively, and we owned 14 patents in other countries, including the United States which will expire in 2031 and Europe which will expire in 2030. As of December 31, 2018, we also had two patent applications pending in other jurisdictions.

        The third patent family is directed to the formulation of a micronized active pharmaceutical ingredient used in surufatinib as well as methods of treating tumor angiogenesis-related disorders with such formulation. With respect to this patent family, we have 18 patent applications pending in various jurisdictions, including China, the U.S. and Europe.

        The fourth patent family is directed to clinical indications of surufatinib. With respect to this patent family, we have a PCT application pending, which was filed in 2016.

        HMPL-523 Syk Inhibitor—The intellectual property portfolio for HMPL-523 contains two patent families.

        The first patent family is directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases, allergic diseases, cell-proliferative diseases, and autoimmune diseases with such compounds. As of December 31, 2018, we owned 19 patents in this family in various jurisdictions, including the United States, China and South Korea, each of which will expire in 2032. As of December 31, 2018, we also had six patent applications in this family pending in other jurisdictions.

        The second patent family was filed in 2017 and is subject to confidential review by the patent authorities.

        Epitinib—The intellectual property portfolio for epitinib contains three patent families.

        The first patent family is directed to novel small molecule compounds as well as methods of treating cancers with such compounds. As of December 31, 2018, we owned patents in China and Taiwan expiring in 2028, one patent in the United States expiring in 2031 and 12 patents in other jurisdictions, including Europe, each expiring in 2029. As of December 31, 2018, we also had two patent applications in this family pending in other jurisdictions.

        The second patent family is directed to the salts and solvates of Epitinib and crystalline forms thereof, as well as methods of treating cancers with such forms. As of December 2018, we had one patent application pending in China in this family, which, if issued, would have an expiration date in 2037. We have also filed PCT and Taiwan patent applications in this family, which, if issued, will each have expiration dates in 2038.

        The third patent family was filed in 2017 and is subject to confidential review by the patent authorities.

        Theliatinib—The intellectual property portfolio for theliatinib contains four patent families.

        The first patent family is directed to novel small molecule compounds as well as methods of treating cancers with such compounds. As of December 31, 2018, we owned 16 patents in this family in various jurisdictions, including China and Japan, each of which will expire in 2031. As of December 31, 2018, we also had three patent applications in this family pending in various jurisdictions. Our Chinese patent was also registered in Hong Kong and Macau.

        The second patent family is directed to the crystalline forms of Theilatnib as well as methods of treating cancers with such forms. As of December 31, 2018, we have filed PCT and Taiwan patent applications in this family, which, if issued, will each have expiration dates in 2037.

        The third patent family was filed in 2017 and is subject to confidential review by the patent authorities.

        The fourth patent family was filed in 2018 and is subject to confidential review by the patent authorities.

        HMPL-689—The intellectual property portfolio for HMPL-689 contains two patent families.

        The first patent family is directed to novel small molecule compounds as well as uses of such compounds. As of December 31, 2018, we owned four patents in this family in various jurisdictions, including Australia and Japan, each of which will expire in 2035. As of December 31, 2018, we also had 24 patent applications pending in this family in other various jurisdictions.

        The second patent family was filed in 2018 and is subject to confidential review by the patent authorities.

        HMPL-453—The intellectual property portfolio for HMPL-453 contains patent applications directed to novel small molecule compounds as well as methods of treating cancers with the compounds. As of December 31, 2018, we owned 15 patents in this family in various jurisdictions, including China, Europe, Japan and the United States, each of which will expire in 2034. As of December 31, 2018, we had 18 patent applications pending in other various jurisdictions.

Our Commercial Platform Patents

  Prescription Drugs Patents

        As of December 31, 2018, our Prescription Drugs joint venture Shanghai Hutchison Pharmaceuticals had 49 issued patents and 11 pending patent applications in China, including patents for its key prescription products described below.

        She Xiang Bao Xin Pills.    As of December 31, 2018, Shanghai Hutchison Pharmaceuticals held an invention patent in China directed to the formulation of the She Xiang Bao Xin pill. Under PRC law, invention patents are granted for new technical innovations with respect to products or processes. Invention patents in China have a maximum term of 20 years. This patent will expire in 2029. The "Confidential State Secret Technology" status protection on the She Xiang Bao Xin pill technology held by Shanghai Hutchison Pharmaceuticals, as certified by China's Ministry of Science and Technology and State Secrecy Bureau, has expired, and as of December 31, 2018, Shanghai Hutchison Pharmaceuticals was in the process of renewing such protection status.

        Danning Tablets.    As of December 31, 2018, Shanghai Hutchison Pharmaceuticals also held an invention patent in China directed to the formulation of the Danning tablet. This patent will expire in 2027.

  Consumer Health Patents

        Many of the products sold by our Consumer Health Products joint venture Hutchison Baiyunshan, including its Banlangen granules and Fu Fang Dan Shen tablets, are generic, over-the-counter products for which Hutchison Baiyunshan does not hold patents. As of December 31, 2018, Hutchison Baiyunshan had 81 issued patents in China, two PCT patents and one in Australia.

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

        In addition, our joint ventures seek trademark protection in China for their Commercial Platform products. As of December 31, 2018, our joint ventures Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan owned a total of 188 trademarks in the aggregate related to products sold by them. For example, the name "Shang Yao" is a registered trademark of Shanghai Hutchison Pharmaceuticals in China for certain uses including pharmaceutical preparations. In addition, our joint venture Hutchison Baiyunshan has been granted a royal-free license to use the registered trademark "Bai Yun Shan" for a term equal to its operational period of the joint venture by Guangzhou Baiyunshan.

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

Quality Control and Assurance

        We have our own independent quality control system and devote significant attention to quality control for the designing, manufacturing and testing of our products. We have established a strict quality control system in accordance with NMPA regulations. Our laboratories fully comply with the Chinese GMP guidelines and are staffed with highly educated and skilled technicians to ensure quality of all batches of product release. We monitor in real time our operations throughout the entire production process, from inspection of raw and auxiliary materials, manufacture, delivery of finished products, clinical testing at hospitals, to ethical sales tactics. Our quality assurance team is also responsible for ensuring that we are in compliance with all applicable regulations, standards and internal policies. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance of our company and our joint ventures, Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan.

Certificates and Permits

        Hutchison MediPharma (Suzhou) Limited holds a pharmaceutical manufacturing permit issued by its local regulatory authority expiring on December 31, 2020. It also holds a GMP certificate issued by its local regulatory authority expiring on September 16, 2023.

        Hutchison Sinopharm holds a GSP certificate issued by its local regulatory authority expiring on October 22, 2019. It also holds a pharmaceutical trading license issued by its local regulatory authority expiring on August 24, 2019.

        Shanghai Hutchison Pharmaceuticals holds a pharmaceutical manufacturing permit from its local regulatory authorities expiring on December 31, 2020. Shanghai Hutchison Pharmaceuticals also holds three GMP certificates issued by its local regulatory authority. The three GMP certificates will expire on August 14, 2021, November 16, 2021 and December 3, 2022, respectively.

        Shanghai Shangyao Hutchison Whampoa GSP Company Limited, a subsidiary of Shanghai Hutchison Pharmaceuticals, holds a pharmaceutical trading license from its local regulatory authority expiring on December 29, 2019. It also holds a GSP certificate issued by its local regulatory authority expiring on April 21, 2020.

        Hutchison Baiyunshan holds a pharmaceutical manufacturing permit issued by its local regulatory authority expiring on December 31, 2020. Hutchison Baiyunshan holds three GMP certificates issued by its local regulatory authority expiring on March 18, 2020, December 21, 2020 and December 11, 2023, respectively.

        Hutchison Whampoa Guangzhou Baiyunshan Pharmaceuticals Limited, a subsidiary of Hutchison Baiyunshan, holds a GSP certificate issued by its local regulatory authority expiring on January 15, 2020. It also holds a pharmaceutical trading license issued by its local regulatory authority expiring on November 12, 2019.

        Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine (Bozhou) Company Limited, a subsidiary of Hutchison Baiyunshan, holds a GMP certificate issued by its local regulatory authority expiring on January 18, 2022. It also holds a pharmaceutical manufacturing license issued by its local regulatory authority expiring on December 31, 2020.

        Hutchison Whampoa Baiyunshan Lai Da Pharmaceutical (Shan Tou) Company Limited, a subsidiary of Hutchison Baiyunshan, holds a GMP certificate issued by its local regulatory authority expiring on February 28, 2021. It also holds a pharmaceutical manufacturing license issued by its local regulatory authority expiring on December 31, 2020.

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

Regulatory Authorities

        In the PRC, the NMPA is the authority that monitors and supervises the administration of pharmaceutical products and medical appliances and equipment as well as food, health food and cosmetics. The NMPA's predecessor, the State Food and Drug Administration, or the SFDA, was established on August 19, 1998 as an organization under the State Council to assume the responsibilities previously handled by the Ministry of Health of the PRC, or the MOH, the State Pharmaceutical Administration Bureau of the PRC and the State Administration of Traditional Chinese Medicine of the PRC. The NMPA was founded in March 2003 to replace the SFDA.

        The primary responsibilities of the NMPA include:

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

        The MOH is an authority at the ministerial level under the State Council and is primarily responsible for national public health. Following the establishment of the NMPA in 2003, the MOH was put in charge of the overall administration of the national health in the PRC excluding the pharmaceutical industry. In March 2008, the State Council placed the NMPA under the management and supervision of the MOH. The MOH performs a variety of tasks in relation to the health industry such as establishing social medical institutes and producing professional codes of ethics for public medical personnel. The MOH is also responsible for overseas affairs, such as dealings with overseas companies and governments. In 2013, the MOH and the National Population and Family Planning Commission were integrated into the National Health and Family Planning Commission of the PRC, or the NHFPC. On March 17, 2018, the First Session of the Thirteenth National People's Congress approved the State Council Institutional Reform Proposal, according to which the responsibilities of NHFPC and certain other governmental authorities are consolidated into the National Health Commission, or the NHC, and the NHFPC shall no longer be reserved. In addition, NMPA shall be established under the management and supervision of the State Administration for Market Regulation. The responsibilities of the NHC include organizing the formulation of national drug policies, the national essential medicine system and the National Essential Medicines List and drafting the administrative rules for the procurement, distribution and use of national essential medicines.

Healthcare System Reform

        The PRC government has promulgated several healthcare reform policies and regulations to reform the healthcare system. On March 17, 2009, the Central Committee of the PRC Communist Party and the State Council jointly issued the Guidelines on Strengthening the Reform of Healthcare System. On March 18, 2009, the State Council issued the Implementation Plan for the Recent Priorities of the Healthcare System Reform (2009-2011). On July 22, 2009, the General Office of the State Council issued the Five Main Tasks of Healthcare System Reform in 2009.

        Highlights of these healthcare reform policies and regulations include the following:

  •
  The overall objective of the reform is to establish a basic healthcare system to cover both urban and rural residents and provide the Chinese people with safe, effective, convenient and affordable healthcare services. The PRC government aims to extend basic medical insurance coverage to at least 90% of the country's population by 2011 and increase the amount of subsidies on basic medical insurance for urban residents and rural cooperative medical insurance to RMB120 ($17.54) per person per year by 2010. By 2020, a basic healthcare system covering both urban and rural residents should be established.

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

        According to the PRC Drug Administration Law, no pharmaceutical products may be produced without a pharmaceutical production license. A manufacturer of pharmaceutical products must obtain a pharmaceutical production license from one of NMPA's provincial level branches in order to commence production of pharmaceuticals. Prior to granting such license, the relevant government authority will inspect the manufacturer's production facilities, and decide whether the sanitary conditions, quality assurance system, management structure and equipment within the facilities have met the required standards.

        The PRC Drug Administration Implementation Regulations promulgated by the State Council took effect on September 15, 2002 and were later amended on February 6, 2016 to provide detailed implementation regulations for the revised PRC Drug Administration Law.

Examination and Approval of New Medicines

        On July 10, 2007, the NMPA promulgated the Administrative Measures on the Registration of Pharmaceutical Products, or the Registration Measures, which became effective on October 1, 2007. Under the Registration Measures, new medicines generally refer to those medicines that have not yet been marketed in the PRC. In addition, certain marketed medicines may also be treated as new medicines if the type or application method of such medicines has been changed or new therapeutic functions have been added to such medicines. According to the Registration Measures, the approval of new medicines requires the following steps:

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

  •
  the drug regulatory authorities at the provincial level will then submit their preliminary opinion, inspection report and application materials to the Drug Review Center of the NMPA and notify the applicant of the progress;

  •
  after receiving the application materials, the Drug Review Center of the NMPA will arrange for pharmaceutical, medical or other professionals to conduct a technical review on the application materials and request for supplemental materials and explanations, if necessary. After completion of the technical review, the Drug Review Center of the NMPA will issue an opinion and submit such opinion to the NMPA, along with the application materials;

  •
  after receiving the technical opinion from the Drug Review Center, the NMPA will assess whether or not to grant the approval for conducting the clinical research on the new medicine;

  •
  after obtaining the NMPA's approval for conducting the clinical research, the applicant may proceed with the relevant clinical research (which is generally conducted in three phases for a new medicine under the Registration Measures) at institutions with appropriate qualification:

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

  •
  the drug regulatory authorities at the provincial level will then submit their preliminary opinion, inspection report and application materials to the Drug Review Center of the NMPA and notify the applicant of the progress;

  •
  the medical examination institute will review the medicine standards and report its opinion to the Drug Review Center of the NMPA and send a copy of the opinion to the drug regulatory authorities at the provincial level and the applicant;

  •
  after receiving the application materials, the Drug Review Center of the NMPA will arrange for pharmaceutical, medical or other professionals to conduct a technical review on the application materials and request for supplemental materials and explanations, if necessary. After completion of the technical review and if all the requirements are complied with, the Drug Review Center of the NMPA will report so to the Certification Center of the NMPA and notify the applicant that it may apply to the Certification Center of the NMPA for a site inspection;

  •
  the applicant will apply to the Certification Center of the NMPA for a site inspection within six months after receiving the notice from the Drug Review Center of the NMPA;

  •
  the Certification Center of the NMPA will arrange a site inspection on the process of manufacturing samples within thirty days after the application from the applicant to ensure the feasibility of the manufacturing process. The Certification Center of the NMPA will collect a sample (three samples if the new medicine is a biological product) for the medicine examination institute to examine. The Certification Center of the NMPA will prepare an inspection report within 10 days after the site inspection and submit the report to the Drug Review Center of the NMPA;

  •
  the sample(s) shall be manufactured at a GMP-certified workshop. The medicine examination institute will examine the sample(s) under the reviewed medicine standards and prepare a report after completion the examination and submit the report to the Drug Review Center of the NMPA. A copy of the report will be available to the drug regulatory authorities at the provincial level and the applicant;

  •
  the Drug Review Center of the NMPA will form a comprehensive opinion based on the technical opinion previously received, the report on site inspection and the result of sample examination and submit the comprehensive opinion and the application materials to the NMPA; and

  •
  if all the regulatory requirements are satisfied, the NMPA will grant a new drug certificate and a pharmaceutical approval number (assuming the applicant has a valid Pharmaceutical Manufacturing Permit and the requisite production conditions for the new medicine have been met).

        Any applicant who is not satisfied with the NMPA's decision to deny an application can appeal within 60 days of its receipt of the NMPA's decision. If the applicant is dissatisfied with the result of the appeal, it may apply for an administrative review with a special committee consisting of senior officials of the NMPA or file an administrative lawsuit with a people's court in China.

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

        In accordance with the Provisions on the Administration of Special Examination and Approval of Registration of New Drugs promulgated by the NMPA, issued and effective on January 7, 2009, an NDA that meets certain requirements as specified below will be handled with priority in the review and approval process, so-called "green-channel" approval. In addition, the applicant is entitled to provide additional materials during the review period besides those requested by the NMPA, and will have access to enhanced communication channels with the NMPA.

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

        In addition, on December 21, 2017, the NMPA released the Opinions on Priority Review and Approval for Encouraging Drug Innovation, which further clarified that a fast track for drug registration will be available to:

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

        It also specified that fast track status would be given to clinical trial applications for drugs with patent expiry within three years and manufacturing authorization applications for drugs with patent expiry within one year. Concurrent applications for new drug clinical trials which are already approved in the United States or European Union are also eligible for fast track NMPA approval.

Drug Technology Transfer Regulations

        On August 19, 2009, the NMPA promulgated the Administrative Regulations for Technology Transfer Registration of Drugs to standardize the registration process of drug technology transfer, which includes application for, and evaluation, examination, approval and monitoring of, drug technology transfer. Drug technology transfer refers to the transfer of drug production technology by the owner to a drug manufacturer and the application for drug registration by the transferee according to the provisions in the new regulations. Drug technology transfer includes new drug technology transfer and drug production technology transfer.

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

        The Drug Review Center of the NMPA should further review the application materials, provide technical evaluation opinions and form a comprehensive evaluation opinion based on the site inspection reports and the testing results of the samples. The NMPA should determine whether to approve the application according to the comprehensive evaluation opinion of the Drug Review Center of the NMPA. An approval letter of supplementary application and a drug approval number will be issued to qualified applications. An approval letter of clinical trials will be issued when necessary. For rejected applications, a notification letter of the examination opinions will be issued with the reasons for rejection.

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

  Registration of Pharmaceutical Products

        All pharmaceutical products that are produced in the PRC must bear a registered number issued by the NMPA, with the exception of Chinese herbs and Chinese herbal medicines in soluble form. The medicine manufacturing enterprises must obtain the medicine registration number before manufacturing any medicine.

  GMP Certificates

        The World Health Organization encourages the adoption of GMP standards in pharmaceutical production in order to minimize the risks involved in any pharmaceutical production that cannot be eliminated through testing the final products.

        The Guidelines on Good Manufacturing Practices, as amended in 1998 and 2010, or the Guidelines, took effect on August 1, 1999 and set the basic standards for the manufacture of pharmaceuticals. These Guidelines cover issues such as the production facilities, the qualification of the personnel at the management level, production plant and facilities, documentation, material packaging and labeling, inspection, production management, sales and return of products and customers' complaints. On October 23, 2003, the NMPA issued the Notice on the Overall Implementation and Supervision of Accreditation of Good Manufacturing Practice Certificates for Pharmaceuticals, which required all pharmaceutical manufacturers to apply for the GMP certificates by June 30, 2004. Those enterprises that failed to obtain the GMP certificates by December 31, 2004 would have their Pharmaceutical Manufacturing Permit revoked by the drug administrative authorities at the provincial level. On October 24, 2007, the NMPA issued Evaluation Standard on Good Manufacturing Practices which became effective on January 1, 2008. The GMP certificate is valid for a specific term and application for renewal must be submitted six months prior to its expiration date.

Marketing Authorization Holder System

        In May 2016, the State Council announced the piloting of the "marketing authorization holder" system in ten provinces in China, where the market authorization/drug license holders are no longer required to be the actual manufacturers. The "marketing authorization holder" system will allow for more flexibilities in contract manufacturing arrangements.

Administrative Protection and Monitoring Periods for New Drugs

        According to the Registration Measures, with a view to protecting public health, the NMPA may provide for administrative monitoring periods of up to five years for new drugs approved to be manufactured, to continually monitor the safety of those new drugs.

        During the monitoring period of a new drug, the NMPA will not approve any other enterprise's application to manufacture, change the dosage of or import a similar new drug. The only exception is that the NMPA will continue to handle any application if, prior to the commencement of the monitoring period, the NMPA has already approved the applicant's clinical trial for a similar new drug. If such application conforms to the relevant provisions, the NMPA may approve such applicant to manufacture or import the similar new drug during the remainder of the monitoring period.

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

        Operations of pharmaceutical distributors shall be conducted in accordance with the Pharmaceutical Operation Quality Management Rules and shall be granted a GSP certificate under such rules by the NMPA. A GSP certificate is valid for five years and may be renewed three months prior to its expiration date upon a reexamination by the relevant authority.

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

        On December 26, 2016, the Medical Reform Office of the State Council, the National Health and Family Planning Commission, the NMPA and other five government authorities promulgated the "Two-Invoice System" Opinions, which became effective on the same date. On April 25, 2017, the General Office of the State Council further promulgated the Notice on Issuing the Key Working Tasks for Deepening the Reform of Medicine and Health System in 2017. According to these rules, a two-invoice system is encouraged to be gradually adopted for drug procurement. The two-invoice system generally requires a drug manufacturer to issue only one invoice to its distributor followed by the distributor issuing a second invoice directly to the end customer hospital. Only one distributor is permitted to distribute drug products between the manufacturer and the hospital. The system also encourages manufacturers to sell drug products directly to hospitals. Public medical institutions are required to adopt the two-invoice system, and its full implementation nationwide is targeted for 2018. Pharmaceutical manufacturers and distributors who fail to implement the two-invoice system may be disqualified from attending future bidding events or providing distribution for hospitals and blacklisted for drug procurement practices. These rules aim to consolidate drug distribution and reduce drug prices.

Foreign Investment and "State Secret" Technology

        The interpretation of certain PRC laws and regulations governing foreign investment and "state secret" technology is uncertain. Depending on the industry sectors, foreign investments are classified as "encouraged", "restricted" or "prohibited" under the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, published by the MOFCOM and the National Development and Reform Commission, or the NDRC. Under the Catalogue, "manufacturing of modern Chinese medicines with confidential proprietary formula" has been deemed prohibited for any foreign investment. The technology and know-how of the She Xiang Bao Xin pill is classified as "state secret" technology by China's Ministry of Science and Technology, or the MOST, and the National Administration for the Protection of State Secrets, or NAPSS.

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

U.S. Regulation of Pharmaceutical Product Development and Approval

        In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, or PHSA, and their implementing regulations. The process of obtaining approvals and the subsequent compliance with appropriate federal, state and local rules and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of enforcement correspondence, product recalls, product seizures, total or partial suspension of production or distribution, withdrawals of approvals, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by FDA and the U.S. Department of Justice, or DOJ, or other governmental entities. Drugs are also subject to other federal, state and local statutes and regulations.

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

  •
  satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the active pharmaceutical ingredient and finished drug product are produced to assess compliance with the FDA's current good manufacturing practice requirements, or cGMP;

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

        Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA must be accompanied by an application user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA's fee schedule, effective through September 30, 2019, the user fee for an application requiring clinical data, such as an NDA, is $2,588,478. PDUFA also imposes a program fee for prescription human drugs $309,915. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

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

        Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new drug to determine whether they comply with cGMPs. The FDA will not approve the drug unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the drug within required specifications. In addition, before approving an NDA, the FDA may also audit data from clinical trials to ensure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities where the drug product and/or its active pharmaceutical ingredient will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, pre-clinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

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

Special FDA Expedited Review and Approval Programs

        The FDA has various programs, including Fast Track Designation, accelerated approval, priority review and Breakthrough Therapy Designation, that are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures. While these pathways can reduce the time it takes for the FDA to review an NDA, they do not guarantee that a product will receive FDA approval. In addition, the Right to Try Act of 2018 established a new regulatory pathway to increase access to unapproved, investigational treatments for patients diagnosed with life-threatening diseases or conditions who have exhausted approved treatment options and who are unable to participate in a clinical trial.

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

Post-Marketing Requirements

        Following approval of a new drug, a pharmaceutical company and the approved drug are subject to continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting to the applicable regulatory authorities of adverse experiences with the drug, providing the regulatory authorities with updated safety and efficacy information, drug sampling and distribution requirements, and complying with applicable promotion and advertising requirements.

        Prescription drug advertising is subject to federal, state and foreign regulations. In the United States, the FDA regulates prescription drug promotion, including standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug's approved labeling (known as "off-label use"), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may legally prescribe drugs for off-label uses, manufacturers may not market or promote such off-label uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Modifications or enhancements to the drug or its labeling or changes of the site of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process. Any distribution of prescription drugs and pharmaceutical samples also must comply with the U.S. Prescription Drug Marketing Act a part of the FDCA.

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

U.S. Patent Term Restoration and Marketing Exclusivity

        Depending upon the timing, duration and specifics of the FDA approval of our drug candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In 2018, the FDA advanced policies aimed at promoting drug competition and patient access to generic drugs, such as issuing guidance about making complex generic drugs and the circumstances in which approval of a generic product application may be delayed.

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

Coverage and Reimbursement

PRC Coverage and Reimbursement

        Historically, most of Chinese healthcare costs have been borne by patients out-of-pocket, which has limited the growth of more expensive pharmaceutical products. However, in recent years the number of people covered by government and private insurance has increased. According to the PRC National Bureau of Statistics, as of December 31, 2017, approximately 1.2 billion employees and residents in China were enrolled in the national medical insurance program, representing an increase of 432.7 million from December 31, 2016. The PRC government has announced a plan to give every person in China access to basic healthcare by year 2020.

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

  •
  it meets the standards promulgated by the NMPA; and

  •
  if imported, it is approved by the NMPA for import.

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

National Essential Medicines List

        On August 18, 2009, MOH and eight other ministries and commissions in the PRC issued the Provisional Measures on the Administration of the National Essential Medicines List, which was later amended in 2015, and the Guidelines on the Implementation of the Establishment of the National Essential Medicines System, which aim to promote essential medicines sold to consumers at fair prices in the PRC and ensure that the general public in the PRC has equal access to the drugs contained in the National Essential Medicines List. MOH promulgated the National Essential Medicines List (Catalog for the Basic Healthcare Institutions) on August 18, 2009, and promulgated the revised National Essential Medicines List on March 13, 2013 and September 30, 2018. According to these regulations, basic healthcare institutions funded by government, which primarily include county-level hospitals, county-level Chinese medicine hospitals, rural clinics and community clinics, shall store up and use drugs listed in the National Essential Medicines List. The drugs listed in National Essential Medicines List shall be purchased by centralized tender process and shall be subject to the price control by the NDRC. Remedial drugs in the National Essential Medicines List are all listed in the National Medicines Catalogue and the entire amount of the purchase price of such drugs is entitled to reimbursement.

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

        Further, pursuant to the Notice Regarding Further Improvement of the Order of Market Price of Pharmaceutical Products and Medical Services jointly promulgated by the NDRC, the State Council Legislative Affairs Office and the State Council Office for Rectifying, the MOH, the NMPA, the MOFCOM, the MOF and Ministry of Labor and Social Security on May 19, 2006, the PRC government exercises price control over pharmaceutical products included in the National Medicines Catalogues and made an overall adjustment of their prices by reducing the retail price of certain overpriced pharmaceutical products and increasing the retail price of certain underpriced pharmaceutical products in demand for clinical use but that have not been produced in large quantities by manufacturers due to their low retail price level. In particular, the retail price charged by hospitals at the county level or above may not exceed 115% of the procurement cost of the relevant pharmaceutical products or 125% for Chinese herbal pieces.

        On February 9, 2015, the General Office of the State Council issued the Guiding Opinion on Enhancing Consolidated Procurement of Pharmaceutical Products by Public Hospitals, or the Opinion. The Opinion encourages public hospitals to consolidate their demands and to play a more active role in the procurement of pharmaceutical products. Hospitals are encouraged to directly settle the prices of pharmaceutical products with manufacturers. Consolidated procurement of pharmaceutical products should facilitate hospital reform, reduce patient costs, prevent corrupt conducts, promote fair competition and induce the healthy growth of the pharmaceutical industry. According to the Opinion, provincial tendering processes will continue to be used for the pricing of essential drugs and generic drugs with significant demands, and transparent multi-party price negotiation will be used for some patented drugs and exclusive drugs.

        On April 26, 2014, the NDRC issued the Notice on Issues concerning Improving the Price Control of Low Price Drugs, or the Low Price Drugs Notice, together with the LPDL. According to the Low Price Drugs Notice, for drugs with relatively low average daily costs within the current government-guided pricing scope (low price drugs), the maximum retail prices set by the government were cancelled. Within the standards of average daily costs, the specific purchase and sale prices are fixed by the producers and operators based on the drug production costs, market supply and demand and market competition. The standards of average daily costs of low price drugs are determined by the NDRC in consideration of the drug production costs, market supply and demand and other factors and based on the current maximum retail prices set by the government (or the national average bid-winning retail prices where the government does not set the maximum retail prices) and the average daily dose calculated according to the package insert. Under the Low Price Drugs Notice, the current standards for the daily cost of low price chemical pharmaceuticals and of low price traditional Chinese medicine pharmaceuticals are less than RMB3.0 ($0.44) per day and RMB5.0 ($0.73) per day respectively.

        On May 4, 2015, the NDRC, the National Health and Family Planning Commission, the NMPA, MOFCOM and three other departments issued Opinions on Promoting Drug Pricing Reform. Under these opinions, beginning on June 1, 2015, the restrictions on the prices of the drugs that were subject to government pricing were cancelled except for narcotic drugs and Class I psychotropic drugs which are still subject to maximum factory prices and maximum retail prices set by the NDRC. The medical insurance regulatory authority now has the power to prescribe the standards, procedures, basis and methods of the payment for drugs paid by medical insurance funds. The prices of patented drugs are set through transparent and public negotiation among multiple parties. The prices for blood products not listed in the National Medicines Catalogue, immunity and prevention drugs that are purchased by the Chinese government in a centralized manner, and AIDS antiviral drugs and contraceptives provided by the Chinese government for free, are set through a tendering process. Except as otherwise mentioned above, the prices for other drugs may be determined by the manufacturers and the operators on their own on the basis of production or operation costs and market supply and demand.

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

        The MOH promulgated the Working Regulations of Medical Institutions for Procurement of Drugs by Centralized Tender and Price Negotiations (for Trial Implementation), or the Centralized Procurement Regulations, on March 13, 2002, and promulgated Sample Document for Medical Institutions for Procurement of Drugs by Centralized Tender and Price Negotiations (for Trial Implementation), or the Centralized Tender Sample Document in November 2001, as amended in 2010, to implement the tender process requirements and ensure the requirements are followed uniformly throughout the country. The Centralized Tender Regulations and the Centralized Tender Sample Document provide rules for the tender process and negotiations of the prices of drugs, operational procedures, a code of conduct and standards or measures of evaluating bids and negotiating prices. On January 17, 2009, the MOH, the NMPA and other four national departments jointly promulgated the Opinions on Further Regulating Centralized Procurement of Drugs by Medical Institutions. According to the notice, public medical institutions owned by the government at the county level or higher or owned by state-owned enterprises (including state-controlled enterprises) shall purchase pharmaceutical products through centralized procurement. Each provincial government shall formulate its catalogue of drugs subject to centralized procurement. Specifically, the procurement could be achieved through public tendering, online bidding, centralized price negotiations and online competition platform. Except for drugs in the National Essential Medicines List (the procurement of which shall comply with the relevant rules on National Essential Medicines List), certain pharmaceutical products which are under the national government's special control and traditional Chinese medicines, in principle, all drugs used by public medical institutions shall be covered by the catalogue of drugs subject to centralized procurement. On July 7, 2010, the MOH and six other ministries and commissions jointly promulgated the Working Regulations of Medical Institutions for Centralized Procurement of Drugs to further regulate the centralized procurement of drugs and clarify the code of conduct of the parties in centralized drug procurement.

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

4+7 Quality Consistency Evaluation

        On November 15, 2018, China's Joint Procurement Office published its Paper on Centralized Drug Procurement in "4+7 Cities," known as the 4+7 Quality Consistency Evaluation process, or 4+7 QCE. The 4+7 QCE initiative is aimed at driving consolidation in the fragmented generic drug market in China. The 4+7 QCE initiative began as a pilot program in 11 cities: Beijing, Tianjin, Shanghai, Chongqing, Shenyang, Dalian, Xiamen, Guangzhou, Shenzhen, Chengdu and Xi'an. Under this pilot program, the public medical institutions in these 11 cities bulk-buy certain generic drugs together, forcing companies to bid for contracts and driving down prices. The 4+7 QCE initiative is expected to gradually expand to cover more cities and drugs over the coming years.

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

        The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. The plan for the research was published in 2012 by the U.S. Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures are made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, if third-

party payors do not consider a drug to be cost-effective compared to other available therapies, they may not cover such drugs as a benefit under their plans or, if they do, the level of payment may not be sufficient.

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

Labor Protection

        Under the Labor Law of the PRC, effective on January 1, 1995 and subsequently amended on August 27, 2009 and December 29, 2018, the Labor Contract Law of the PRC, effective on January 1, 2008 and subsequently amended on December 28, 2012, and the Implementing Regulations of the Labor Contract Law of the PRC, effective on September 18, 2008, employers must establish a comprehensive management system to protect the rights of their employees, including a system governing occupational health and safety to provide employees with occupational training to prevent occupational injury, and employers are required to truthfully inform prospective employees of the job description, working conditions, location, occupational hazards and status of safe production as well as remuneration and other conditions as requested by the Labor Contract Law of the PRC.

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

        Pursuant to applicable PRC laws, rules and regulations, including the Social Insurance Law which became effective on July 1, 2011 and subsequently amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Security Funds which became effective on January 22, 1999, the Interim Measures concerning the Maternity Insurance which became effective on January 1, 1995 and the Regulations on Work-related Injury Insurance which became effective on

January 1, 2004 and were subsequently amended on December 20, 2010, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance, and maternity insurance. If an employer fails to make social insurance contributions timely and in full, the social insurance collecting authority will order the employer to make up outstanding contributions within the prescribed time period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make social insurance registration, the social insurance collecting authority will order the employer to correct within the prescribed time period. The relevant administrative department may impose a fine equivalent to three times the overdue amount and management personnel who are directly responsible can be fined RMB500 ($73.10) to RMB3,000 ($438.60) if the employer fails to correct within the prescribed time period.

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

        On February 22, 1993 the Product Quality Law of the PRC, or the Product Quality Law, was promulgated to supplement the PRC Civil Law aiming to define responsibilities for product quality, to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was amended by the Ninth National People's Congress on July 8, 2000 and was later amended by the Eleventh National People's Congress on August 27, 2009 and the Thirteenth National People's Congress on December 29, 2018.

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

        Pursuant to the Circular on Further Improving and Adjusting the Direct Investment Foreign Exchange Administration Policies, or Circular 59, promulgated by the SAFE on November 19, 2012 and became effective on December 17, 2012, approval is not required for the opening of and payment into foreign exchange accounts under direct investment, for domestic reinvestment with legal income of foreign investors in China. Circular 59 also simplified the capital verification and confirmation formalities for Chinese foreign invested enterprises and the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire the equities of Chinese party and other items. Circular 59 further improved the administration on exchange settlement of foreign exchange capital of Chinese foreign invested enterprises.

Foreign Exchange Registration of Offshore Investment by PRC Residents

        In July 2014, the SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Offshore Investment and Financing and Round Trip Investment via Special Purpose Vehicles, or Circular 37, and its implementation guidelines, which abolishes and supersedes the SAFE's Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round Trip Investment via Overseas Special Purpose Vehicles, or Circular 75. Pursuant to Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of the SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with the SAFE when there is a significant change to the SPV, such as changes of the PRC individual resident's increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. Failure to comply with the registration procedures set forth in Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

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

C.    Organizational Structure

        Our organizational structure is set forth above under "—A. History and Development of the Company."

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

        Hutchison Baiyunshan's facility is in Guangzhou and has an aggregate site area of approximately 90,000 square meters. Hutchison Baiyunshan plans to sell its land use rights for an unused portion of its Guangzhou property to the local government for cash consideration. Hutchison Baiyunshan also operates one Chinese GAP-certified cultivation sites through its subsidiary in Heilongjiang province in China. In December 2016, its subsidiary completed construction of new production facilities in Bozhou and production commenced in 2017.

        Our and our joint ventures' manufacturing operations consist of bulk manufacturing and formulation, fill, and finishing activities that produce products and drug candidates for both clinical and commercial purposes. Our manufacturing capabilities have a large operation scale for our own-brand products. We and our joint ventures manufacture and sell about 4.8 billion doses of medicines a year, in the aggregate, through our well-established GMP manufacturing base. See "—Our Commercial Platform—Prescription Drugs Business—Shanghai Hutchison Pharmaceuticals" and "—Our Commercial Platform—Consumer Health Business—Hutchison Baiyunshan" for more details on our manufacturing operations.

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

A.    Operating Results.

Overview

        We are an innovative, commercial-stage biopharmaceutical company based in China aiming to become a global leader in the discovery, development and commercialization of targeted therapeutics and immunotherapies for oncology and immunological diseases. Our approximately 420-person strong scientific team has created and developed a deep portfolio of eight drug candidates, five of which are either in or about to start global clinical development. These drug candidates are being developed to treat a wide spectrum of diseases, including solid tumors, hematological malignancies and cover immunology applications which we believe address significant unmet medical needs and represent large commercial opportunities. Many of these drugs have the potential to be first-in-class or best-in-class. Our success in research and development has led to partnerships with leading global pharmaceutical companies, including AstraZeneca and Eli Lilly. As of December 31, 2018, we and our partners have invested about $650 million in building our Innovation Platform.

        We have also established a profitable commercial infrastructure in China to market and distribute prescription drugs (under our Prescription Drugs business) and consumer health products (under our Consumer Health business) which together form our Commercial Platform. Net income attributable to our company generated from our Commercial Platform was $70.3 million, $40.0 million and $41.4 million for the years ended December 31, 2016, 2017 and 2018, respectively. Net income attributable to our company generated from our Commercial Platform included one-time gains of $40.4 million, $2.5 million and nil in the years ended December 31, 2016, 2017 and 2018, respectively, net of tax, from land compensation and other government subsidies paid to Shanghai Hutchison Pharmaceuticals by the Shanghai government. In addition to helping to fund our Innovation Platform, we anticipate that we will be able to utilize Shanghai Hutchison Pharmaceuticals and Hutchison Sinopharm, our Commercial Platform's two Prescription Drugs business joint ventures in which we nominate the management and run the day-to-day operations, to support the launch of products from our Innovation Platform if they are approved by the NMPA for use in China. Our Commercial Platform also includes our Consumer Health business, which is a profitable and cash flow generating business selling primarily over-the-counter pharmaceutical products (through our non-consolidated joint venture Hutchison Baiyunshan) and a range of health-focused consumer products.

        Our consolidated revenue was $216.1 million, $241.2 million and $214.1 million for the years ended December 31, 2016, 2017 and 2018, respectively. Net income attributable to our company was $11.7 million for the year ended December 31, 2016, compared to a net loss attributable to our company of $26.7 million and $74.8 million for the years ended December 31, 2017 and 2018, respectively.

Basis of Presentation

        Our consolidated statements of operations data presented herein for the years ended December 31, 2018, 2017 and 2016 and our consolidated balance sheet data presented herein as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements, which were prepared in accordance with U.S. GAAP, and should be read in conjunction with those statements which are included elsewhere in this annual report.

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

        We have two strategic business units, our Innovation Platform and our Commercial Platform, that offer different products and services. Our Commercial Platform is further segregated into the two core business areas of Prescription Drugs and Consumer Health. The presentation of financial data for our business units excludes certain unallocated costs attributed to expenses incurred by our corporate head office. For more information on our corporate structure, see Item 4.A. "History and Development of the Company."

Factors Affecting our Results of Operations

Innovation Platform

  Research and Development Expenses

        We believe our ability to successfully develop innovative drug candidates through our Innovation Platform will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. As a result of this commitment, our pipeline of drug candidates has been steadily advancing and expanding, with eight clinical-stage drug candidates, five of which are either in or about to start global clinical development. For more information on the nature of the efforts and steps necessary to develop our drug candidates, see Item 4.B. "Business Overview—Our Clinical Pipeline" and "Business Overview—Regulation."

        All of the drug candidates of our Innovation Platform, other than fruquintinib for one indication in China, are still in development, and we have incurred and will continue to incur significant research and development costs for pre-clinical studies and clinical trials. We expect that our research and development expenses will significantly increase in future periods in line with the advance and expansion of the development of our drug candidates.

        We and our collaboration partners have invested about $650 million in our Innovation Platform as of December 31, 2018, with almost all of these funds used for research and development expenses for the development of our drug candidates. Innovation Platform expenses include:

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

        Research and development costs incurred by our Innovation Platform totaled $66.9 million, $75.5 million and $114.2 million for the years ended December 31, 2016, 2017 and 2018, respectively, representing 31.0%, 31.3% and 53.3% of our total consolidated revenue for the respective period. These figures do not include payments made by our collaboration partners directly to third parties to help fund the research and development of our drug candidates.

        We have historically been able to fund the research and development expenses for our Innovation Platform via a range of sources, including financial support provided by our collaboration partners, cash flows generated from and dividend payments from our Commercial Platform, the proceeds raised from our initial public offering on the AIM market of the London Stock Exchange, our initial public offering and follow-on offering on the Nasdaq Global Select Market and banks borrowings. Since our founding, we have also received various financial support from CK Hutchison in the form of undertakings for bank borrowings, as well as investments from other third-parties.

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

        We believe that our risk-balanced strategy of focusing on developing tyrosine kinase inhibitors for novel but relatively well-characterized targets and for validated targets, in combination with our development of multiple drug candidates concurrently and testing them for multiple indications and in combinations with other drugs, enhances the likelihood that our research and development efforts will yield successful drug candidates. Nonetheless, we cannot be certain if any of our drug candidates will receive regulatory approvals. Even if such approvals are granted, we will need to thereafter establish manufacturing supply and engage in extensive marketing prior to generating any revenue from such drugs, and the ultimate commercial success of our drugs will depend on their acceptance by patients, the medical community and third-party payors and their ability to compete effectively with other therapies on the market.

        As a first step towards commercialization, we have incurred a total of approximately $10.7 million in capital expenditures between 2013 and 2018 to establish a GMP standard manufacturing (formulation) facility in Suzhou, China, which now produces commercial supplies of Elunate (the brand name for fruquintinib).

        The competitive environment is also an important factor with the commercial success of our potential global first-in-class products, such as savolitinib and HMPL-523, depending on whether we are able to gain regulatory approvals and quickly bring such products to market ahead of competing drug candidates being developed by other companies.

        For our drug candidates where we retain all rights worldwide, which currently include surufatinib, epitinib, theliatinib, HMPL-523, HMPL-689 and HMPL-453, if they remain unpartnered, we will be able to retain all the profits if any of them are successfully commercialized, though we will need to bear all the costs associated with such drug candidates. Conversely, as discussed below, for our drug candidates which are subject to collaboration partnerships, our collaboration partners provide funding for development of the drug candidates but are entitled to retain a significant portion of any revenue generated by such drug candidates.

  Our Collaboration Partnerships

        Our results of operations have been, and we expect them to continue to be, affected by our collaborations with third parties for the development and commercialization of certain of our drug candidates. Currently, these mainly include savolitinib (collaboration with AstraZeneca) and fruquintinib (collaboration with Eli Lilly). In addition to providing us with invaluable technical expertise and organizational resources, the financial support provided by these collaborations has been critical to our ability to develop and quickly advance the pre-clinical and clinical studies of multiple drug candidates concurrently.

        In particular, our partners cover a portion of our research and development costs for drug candidates developed in collaboration with them. For example, under our collaboration agreement with AstraZeneca, it is responsible for a significant portion of the development costs for savolitinib. However, in August 2016 we and AstraZeneca amended our collaboration agreement whereby we agreed to contribute additional funding for the research and development of savolitinib in return for a larger share of the upside if and when savolitinib is approved. Under our original collaboration agreement with Eli Lilly, it was responsible for a significant portion of all fruquintinib development costs in China. Under the terms of our December 2018 amendment to this agreement, we are responsible for all development costs for fruquintinib in new life cycle indications. We believe a material portion of such costs will be borne by third-party pharmaceutical companies, such as PD-1 manufacturers Innovent and Genor, with whom we collaborate to develop fruquintinib combination therapies.

        In addition, under our licensing, co-development and commercialization agreements, we received upfront payments upon our entry into such agreements and milestone payments upon the achievement of certain development, regulatory and commercial milestones payments for our provision of research and development services for the relevant drug candidate as well as royalties on product sales. Revenue recognized in our consolidated financial statements from such agreements with AstraZeneca and Eli Lilly totaled $26.4 million, $26.3 million and $30.1 million for the years ended December 31, 2016, 2017 and 2018, respectively. In addition, income from research and development services from both other third parties and related parties totaled $8.8 million, $9.7 million and $7.8 million for the years ended December 31, 2016, 2017 and 2018, respectively.

        The achievement of milestones for our drug candidates, which is dependent on the outcome of clinical studies, is subject to a high degree of uncertainty and, as a result, we cannot reasonably estimate when we can expect to receive future milestone payments, or at all. For more information on our revenue recognition policies, see "—Critical Accounting Policies and Significant Judgments and Estimates—Revenue recognition—Innovation Platform." If we are unable to achieve development milestones for our drug candidates or if our partners were to terminate their collaborative agreements with us, payments for research and development services could also be affected.

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

  China Government Insurance Reimbursement and Drug Pricing Policies

        Revenue of our Innovation Platform is affected by the sales volume and pricing of Elunate, and in the future will be affected by the sales volume and pricing of our other drug candidates, if approved. Eligible participants in the government-sponsored medical insurance programs in China are entitled to reimbursement for varying percentages of the cost for any medicines that are included in applicable reimbursement lists. Factors that affect the inclusion of medicines in China's National Medicines Catalogue and any applicable reimbursement list may include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. For more information, see Item 4.B. "Business Overview—Coverage and Reimbursement—PRC Coverage and Reimbursement."

        The inclusion of a medicine in the National Medicines Catalogue or other applicable reimbursement lists can substantially improve the sales volume of the medicine due to the availability of third-party reimbursements; while, on the other hand, subjects it to price controls in the form of fixed retail prices or retail price ceilings, as well as periodical price adjustments by the regulatory authorities. Such price controls, especially downward price adjustments, may negatively affect the retail price of our drug candidates. On balance, we believe that, if priced appropriately, the benefit of the inclusion of our drug candidates in the National Medicines Catalogue and other applicable reimbursement lists outweighs the cost of such inclusion. In early 2019, Elunate was added to certain city-level reimbursement lists. Elunate is not currently included in the National Medicines Catalogue and may or may not be included the future, and if it is, we cannot be certain of the impact it will have on the retail price of Elunate.

Commercial Platform

  China Government Insurance Reimbursement and Drug Pricing Policies

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

        The sales volume of the products sold by these businesses is driven in part by the level of Chinese government spending on healthcare and the coverage of Chinese government medical insurance schemes, which is correlated with patient reimbursements for drug purchases, all of which have increased significantly in recent years as part of healthcare reforms in China. The sales volume of pharmaceutical products in China is also influenced by their representation on the National Medicines Catalogue, which determines eligibility for drug reimbursement, as well as their representation on the National Essential Medicines List, which mandates distribution of drugs in China. Substantially all pharmaceutical products manufactured and sold by Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan in 2018 were capable of being reimbursed under the National Medicines Catalogue as of December 31, 2018.

        In addition, among these two joint ventures an aggregate of 49 drugs, of which 14 were in active production as of December 31, 2018, have been included on the National Essential Medicines List. She Xiang Bao Xin pills, Shanghai Hutchison Pharmaceuticals' top-selling drug, is one of the few proprietary drugs included on the National Essential Medicines List. The National Medicines Catalogue and the National Essential Medicines List are subject to revision by the government from time to time, and our results could be materially and adversely affected if any products sold by our Prescription Drugs business or Hutchison Baiyunshan are removed from the National Medicines Catalogue or the National Essential Medicines List. For more information, see Item 3.D. "Risk Factors—Risks Related to Our Commercial Platform—Reimbursement may not be available for the products currently sold through our Commercial Platform or our drug candidates in China, the United States or other countries, which could diminish our sales or affect our profitability."

        The sale prices of certain pharmaceutical products sold by our Commercial Platform joint ventures are also subject to Chinese government's price controls. In April 2014, the China National Development and Reform Commission, or the NDRC, announced a new Low Price Drug List, or LPDL, aimed at making certain low-price pharmaceuticals more profitable for manufacturers to produce. The LPDL established caps for the daily cost of chemical pharmaceuticals at less than RMB3.0 ($0.44) per day and of traditional Chinese medicine pharmaceuticals at less than RMB5.0 ($0.73) per day. The LPDL gives manufacturers flexibility to increase prices within the caps and exempts LPDL pharmaceuticals from hospital tenders. As of the end of 2018, Hutchison Baiyunshan's two top-selling products, Fu Fang Dan Shen tablets and Banlangen, cost consumers RMB1.9 ($0.28) per day and RMB2.2 ($0.32) per day, respectively, and Shanghai Hutchison Pharmaceuticals' two top-selling products, She Xiang Bao Xin pills and Danning tablets, cost RMB4.4 ($0.64) per day and RMB3.3 ($0.48) per day, respectively, well below the established caps for traditional Chinese medicine pharmaceuticals under the LPDL. As a result, we do not expect the LPDL to exert downward pressure on the pricing of these products unless the government makes significant downward adjustments to the LPDL price caps in the future.

        Subject to customer demand, we have the ability to increase the prices for these products under the current LPDL price caps. For example, during 2016 we began to phase in, on a province-by-province basis, a 30% price increase for She Xiang Bao Xin pills from RMB2.7 ($0.40) per day to RMB3.5 ($0.51) per day and in 2017 and 2018 we further increased the price to RMB4.0 ($0.59) per day and RMB4.4 ($0.64) per day, respectively. In addition, the pricing of Shanghai Hutchison Pharmaceuticals' prescription drugs are influenced by the outcomes of periodic provincial and municipal tender processes organized by the various provincial or municipal government agencies in China. For more information, see Item 4.B. "Business Overview—Coverage and Reimbursement—PRC Coverage and Reimbursement."

  Ability of Prescription Drugs Business to Effectively Market Own-Brand and Third-Party Drugs

        A key component of our Commercial Platform is the extensive marketing network of our Prescription Drugs business operated by our joint ventures Shanghai Hutchison Pharmaceuticals and Hutchison Sinopharm, which includes approximately 2,500 medical sales representatives covering approximately 24,900 hospitals in over 320 cities and towns in China. Our results of operations are affected by the degree to which this marketing network is successful in not only marketing its existing drugs but also new drugs either from third parties or developed by our Innovation Platform, if approved. Historically, the substantial majority of revenue from our Prescription Drugs joint venture business was generated from sales of She Xiang Bao Xin pills, which represented approximately 88%, 86% and 85% of its total revenue for the years ended December 31, 2016, 2017 and 2018, respectively.

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

        In 2015, Hutchison Sinopharm became the exclusive first-tier distributor to distribute and market AstraZeneca's quetiapine tablets (under the Seroquel trademark), a medication to treat schizophrenia and bipolar disorder, in all of China. Under this arrangement, Hutchison Sinopharm manages the distribution and logistics for this drug and Shanghai Hutchison Pharmaceuticals markets it. In January 2016, Hutchison Healthcare granted a license to Hutchison Sinopharm to distribute Chi-Med-owned Zhi Ling Tong infant nutrition products, which had previously been distributed by a third-party distributor.

        Seroquel in particular represents a relatively new therapeutic area for our medical sales representatives, and in the limited time since we commenced our services for these drugs, we have been successful in generating sales. During 2018, Shanghai Hutchison Pharmaceuticals had a dedicated medical sales team of about 110 people to support the commercialization of Seroquel.

        China has begun implementing a new regulatory two-invoice system on a province-by-province basis. In principle, the purpose of the two-invoice system is to restrict the number of layers in the drug distribution system in China, in order to improve transparency, compliant business conduct and efficiency. The impact to us is that, starting in October 2017, the original Seroquel sales model, in which our consolidated revenues reflect total gross sales of Seroquel, has begun to shift to a fee-for-service model similar to that used all along on Concor. Transactions under the fee-for-service model applies net accounting as Hutchison Sinopharm acts as a service provider and does not bear inventory risk as it no longer takes delivery of Seroquel. The effect of this change is to reduce the top-line revenues Hutchison Sinopharm records from sales of Seroquel in future periods; but it will have no material impact on profitability and limited impact to our commercial team operations and expansion plans.

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

  Overall Economic Growth and Consumer Spending Patterns

        The results of operations and growth of our Consumer Health business depend in part on continuing economic growth and increasing income and health awareness of consumers in Asia. Although economic growth in China has slowed in recent periods, it achieved an annual growth rate in real gross domestic product of approximately 6.6% in 2018 according to the International Monetary Fund. As per capita disposable income has increased, consumer spending has also increased, and consumers in China have tended to be more health conscious and to spend more on organic and natural products for their families' health and well-being. However, if customer demand for such products does not achieve the levels we expect, whether due to slowing economic conditions, changing consumer tastes or otherwise, the results of operations and growth of our Consumer Health business could be materially and adversely affected.

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

Revenue recognition—Innovation Platform

        Our Innovation Platform reportable segment principally generates revenue from license and collaboration contracts as well as sales of drug products developed from the Innovation Platform. The license and collaboration contracts generally contain multiple performance obligations including (1) the license to the commercialization rights of a drug compound and (2) the research and development services for each specified treatment indication, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

        The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. We estimate the standalone selling prices based on the income approach.

        Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using cost inputs as a measure of progress. We have determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenues are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

        Revenue recognition from sales of drug products developed from the Innovation Platform follows revenue recognition from sales of goods in the Commercial Platform below.

Revenue recognition—Commercial Platform

        Our Commercial Platform reportable segment principally generates revenue from (1) sales of goods, which are the manufacture or purchase and distribution of pharmaceutical and consumer health products, and (2) sales of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. We evaluate whether we are the principal or agent for these contracts, which include prescription drug products and consumer health products. Where we are the principal (i.e. recognizes sales of goods on a gross basis), we generally obtain control of the goods for distribution. Where we are the agent (i.e. recognizes provision of services on a net basis), we generally do not obtain control of the goods for distribution. Control is primarily evidenced by taking physical possession and inventory risk of the goods.

        Revenue from sales of goods is recognized when the customer takes possession of the goods. We have determined that this occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point of sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.

        Revenue from provision of services is recognized when the benefits of the services transfer to the customer over time, which is based on the proportionate value of services rendered as determined under the terms of the relevant contract. Additionally, when the amounts that can be invoiced correspond directly with the value to the customer for performance completed to date, we recognize revenue from provision of services based on amounts that can be invoiced to the customer.

Share-based Compensation

        We account for share-based compensation by measuring and recognizing compensation expense for share options made to employees and directors based on the estimated grant date fair values. We use the graded vesting method to allocate compensation expense to reporting periods over each optionee's requisite service period, and account for forfeitures as they occur.

        We estimate the fair value of share options to employees and directors using the Polynomial model. Determining the fair value of share options requires the use of highly subjective assumptions, including volatility, risk free interest rate, dividend yield and the fair value of the underlying ordinary shares on the dates of grant, among other inputs. The assumptions in determining the fair value of share options represent our best estimates, which involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, our level of share-based compensation could be materially different in the future.

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

Key Components of Results of Operations

Revenue

        We derive our consolidated revenue primarily from (i) licensing and collaboration projects conducted by our Innovation Platform, which generates revenue in the form of upfront payments, milestone payments, payments received for providing research and development services for our collaboration projects and royalties on product sales, as well as sales of goods and services to third parties and related parties; and (ii) the sales of goods and services by our Commercial Platform, which generates revenue from the distribution and marketing of prescription pharmaceutical products by our Prescription Drugs business and consumer health products by our Consumer Health business.

        We changed our accounting policy for revenue recognition upon the adoption of ASC 606, Revenue from Contracts with Customers, in 2018. This new standard primarily impacted our Innovation Platform's license and collaboration contracts which resulted in an aggregate $1.1 million deferral on January 1, 2018 of previously recognized revenue. There was no significant impact on sales of goods and services under the Commercial Platform. Details of the adoption of this new standard are described in the "—Recently Issued Accounting Standards" section below.

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

	Year Ended December 31,
	2018		2017		2016
	$'000%		$'000%		$'000%
Revenue
Innovation Platform:
Goods—third parties	3,324	1.6	—	—	—	—
Services:
Collaboration R&D—third parties	17,681	8.3	16,858	7.0	16,513	7.6
R&D services—third parties	—	—	—	—	355	0.2
R&D services—related parties	7,832	3.6	9,682	4.0	8,429	3.9
Other collaboration revenue:
Royalties—third parties	261	0.1	—	—	—	—
Licensing—third parties	12,135	5.7	9,457	3.9	9,931	4.6

Subtotal	41,233	19.3	35,997	14.9	35,228	16.3

Commercial Platform:
Goods—third parties	152,910	71.4	194,860	80.8	171,058	79.2
Goods—related parties	8,306	3.9	8,486	3.5	9,794	4.5
Commercialization services—third parties	11,660	5.4	1,860	0.8	—	—

Subtotal	172,876	80.7	205,206	85.1	180,852	83.7

Total	214,109	100.0	241,203	100.0	216,080	100.0

        Our Innovation Platform's revenue primarily comprises revenue recognized in our consolidated financial statements under licensing, co-development and commercialization agreements for upfront and milestone payments for our drug candidates developed in collaboration with, among others, AstraZeneca and Eli Lilly, as well as income from research and development services that we receive from certain of our partners, including, among others, AstraZeneca and Eli Lilly as well as Nutrition Science Partners. Additionally, in November 2018, we launched commercial sales of Elunate in China which resulted in new revenue for sales of goods and royalties earned from Eli Lilly. Our Innovation Platform revenue also includes income from research and development services provided to other third parties and related parties, which are not related to our licensing and collaboration agreements.

        The following table sets forth the components of our consolidated revenue contributed by the two core business areas of our Commercial Platform, namely Prescription Drugs and Consumer Health, for the years indicated.

	Year Ended December 31,
	2018		2017		2016
	$'000%		$'000%		$'000%
Revenue from Commercial Platform
Prescription Drugs	132,829	76.8	166,435	81.1	149,861	82.9
Consumer Health	40,047	23.2	38,771	18.9	30,991	17.1

Total	172,876	100.0	205,206	100.0	180,852	100.0

        Our Prescription Drugs business's revenue primarily comprises revenue from the commercial services, logistics and distribution business of our consolidated Hutchison Sinopharm joint venture with Sinopharm, a leading distributor of pharmaceutical and healthcare products and a leading supply chain service provider in China.

        The revenue of our Prescription Drugs business's non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, the accounts of which are prepared in accordance with IFRS as issued by the IASB and whose revenue is not included in our consolidated revenue, was $222.4 million, $244.6 million and $275.7 million for the years ended December 31, 2016, 2017 and 2018, respectively. Shanghai Hutchison Pharmaceuticals is a joint venture with Shanghai Pharmaceuticals, a leading pharmaceuticals company in China, and primarily focuses on the manufacture and sale of prescription pharmaceutical products in China. We and Shanghai Pharmaceuticals each own 50% of this joint venture. We have the right to nominate the general manager and other management of this joint venture and run its day-to-day operations. The effect of Shanghai Hutchison Pharmaceuticals on our consolidated financial results is discussed below under "—Equity in Earnings of Equity Investees."

        Our Consumer Health business's revenue primarily comprises revenue from sales of organic and natural products by Hutchison Hain Organic, our 50% consolidated joint venture with Hain Celestial, a Nasdaq-listed, natural and organic food and personal care products company. We consolidate the results of this joint venture into our results of operations as we own 50% of its equity and hold an additional casting vote in the event of a deadlock. Our Consumer Health business's revenue is also comprised of revenue from sales of Zhi Ling Tong infant nutrition and other health supplement products manufactured by Hutchison Healthcare, our wholly owned subsidiary, and distributed through Hutchison Sinopharm, and certain third-party consumer products distributed and marketed by Hutchison Consumer Products, a wholly owned subsidiary.

        The revenue of our Consumer Health business's non-consolidated joint venture, Hutchison Baiyunshan, the accounts of which are prepared in accordance with IFRS as issued by the IASB and whose revenue is not included in our consolidated revenue, was $224.1 million, $227.4 million and $215.8 million for the years ended December 31, 2016, 2017 and 2018, respectively. Hutchison Baiyunshan is a joint venture with Guangzhou Baiyunshan, a leading China-based pharmaceutical company, and primarily focuses on the manufacture and distribution of over-the-counter pharmaceutical products in China. Our interest in Hutchison Baiyunshan is held through an 80%-owned subsidiary of ours, Hutchison BYS (Guangzhou) Holding Limited, which owns 50% of that joint venture, with the other 50% interest held by Guangzhou Baiyunshan. The effect of Hutchison Baiyunshan on our consolidated financial results is discussed under "—Equity in Earnings of Equity Investees."

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

	Year Ended December 31,
	2018		2017		2016
	$'000%		$'000%		$'000%
Cost of Sales
Costs of goods—third parties	129,346	89.9	168,331	95.7	149,132	95.4
Costs of goods—related parties	5,978	4.2	6,056	3.4	7,196	4.6
Costs of services—third parties	8,620	5.9	1,433	0.9	—	—

Total	143,944	100.0	175,820	100.0	156,328	100.0

        The following table sets forth the components of our cost of sales attributable to the two core business areas of our Commercial Platform, namely Prescription Drugs and Consumer Health, for the years indicated.

	Year Ended December 31,
	2018		2017		2016
	$'000%		$'000%		$'000%
Cost of Sales
Prescription Drugs	118,788	83.4	151,521	86.2	136,090	87.1
Consumer Health	23,579	16.6	24,299	13.8	20,238	12.9

Total	142,367	100.0	175,820	100.0	156,328	100.0

        Our Prescription Drugs business's costs of sales primarily comprises the cost of goods sold, transportation costs and cost of services incurred by Hutchison Sinopharm.

        Our Consumer Health business's costs of sales primarily comprises the cost of goods sold by Hutchison Hain Organic, which mainly purchases its product inventory from Hain Celestial, for distribution in Asian markets, as well as the cost of goods sold, contract packing and transportation costs incurred by Hutchison Healthcare and Hutchison Consumer Products.

        Our Innovation Platform also incurs cost of sales primarily comprising the cost of goods sold and transportation costs incurred by Hutchison MediPharma, which manufactures Elunate for sale in China.

Research and Development Expenses

        Our research and development expenses are attributable to our Innovation Platform. These costs primarily comprise the cost of research and development for our drug candidates, including clinical trial related costs such as payments to third-party CROs, personnel compensation and related costs, and other research and development expenses. The following table sets forth the components of our research and development expenses for the years indicated.

	Year Ended December 31,
	2018		2017		2016
	$'000%		$'000%		$'000%
R&D Expenses
Innovation Platform:
Clinical trial related costs	73,693	64.5	45,250	59.9	38,589	57.7
Personnel compensation and related costs	35,340	31.0	24,848	32.9	21,698	32.4
Other research and development costs	5,128	4.5	5,425	7.2	6,584	9.9

Total	114,161	100.0	75,523	100.0	66,871	100.0

        The following table summarizes for the years indicated the research and development expenses incurred for the development of our main drug candidates as well as the personnel compensation and other research and development expenses incurred by our Innovation Platform.

	Year Ended December 31,
	2018		2017		2016
	$'000%		$'000%		$'000%
Savolitinib (targeting c-Met)	11,749	10.3	9,146	12.1	4,945	7.4
Fruquintinib (targeting VEGFR1/2/3)	17,423	15.3	15,660	20.7	12,908	19.3
Surufatinib (targeting VEGFR/FGFR1/CSF-1R)	20,996	18.4	7,726	10.2	10,815	16.2
Epitinib (targeting EGFRm+ with brain metastasis)	3,448	3.0	3,141	4.2	1,994	3.0
Theliatinib (targeting EGFR wild-type)	1,399	1.2	1,023	1.4	699	1.0
HMPL-523 (targeting Syk)	7,562	6.6	1,875	2.5	4,112	6.2
HMPL-689 (targeting PI3Kd)	2,113	1.8	1,140	1.5	2,084	3.1
HMPL-453 (targeting FGFR)	2,082	1.8	1,558	2.1	1,231	1.8
Others and government grant	6,921	6.1	3,981	5.2	(199)	(0.3)

Total clinical trial related costs	73,693	64.5	45,250	59.9	38,589	57.7
Personnel compensation and related costs	35,340	31.0	24,848	32.9	21,698	32.4
Other costs	5,128	4.5	5,425	7.2	6,584	9.9

Total R&D expenses	114,161	100.0	75,523	100.0	66,871	100.0

        In addition to the research and development costs shown above, the table below summarizes the research and development costs and impairment provision incurred by our non-consolidated Nutrition Science Partners joint venture, primarily in relation to the development of our drug candidate HMPL-004/HM004-6599. The losses incurred by this joint venture during the periods indicated were reflected on our consolidated statements of operations in the equity in earnings of equity investees line item. The consolidated financial statements of Nutrition Science Partners are prepared in accordance with

IFRS as issued by the IASB and are presented separately elsewhere in this annual report. For more information on this joint venture, see "—Equity in Earnings of Equity Investees."

	Year Ended December 31,
	2018		2017		2016
	$'000%		$'000%		$'000%
Nutrition Science Partners
HMPL-004/HM004-6599 related development costs	(2,420)	6.4	(1,844)	20.0	(1,180)	13.9
Other costs	(5,778)	15.1	(7,366)	80.0	(7,302)	86.1
Impairment provision	(30,000)	78.5	—	—	—	—

Loss for the year	(38,198)	100.0	(9,210)	100.0	(8,482)	100.0

Equity in earnings of equity investee attributable to our company	(19,099)	50.0	(4,605)	50.0	(4,241)	50.0

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

        For more information on the risks associated with the development of our drug candidates, see Item 3.D. "Risk Factors—Risks Related to Our Innovation Platform—All of our drug candidates, other than fruquintinib for one indication in China, are still in development. If we are unable to obtain regulatory approval and ultimately commercialize our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed."

Selling Expenses

        The following table sets forth the components of our selling expenses for each of our business units for the years indicated.

	Year Ended December 31,
	2018		2017		2016
	$'000%		$'000%		$'000%
Selling Expenses
Commercial Platform:
Prescription Drugs	6,979	39.3	9,981	51.7	9,592	53.3
Consumer Health	10,757	60.7	9,341	48.3	8,406	46.7

Total	17,736	100.0	19,322	100.0	17,998	100.0

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

	Year Ended December 31,
	2018		2017		2016
	$'000%		$'000%		$'000%
Administrative Expenses
Innovation Platform	9,662	31.3	6,617	27.6	5,373	24.9
Commercial Platform:
Prescription Drugs	2,544	8.2	1,863	7.8	1,856	8.6
Consumer Health	2,020	6.5	1,640	6.8	1,418	6.6
Corporate Head Office	16,683	54.0	13,835	57.8	12,933	59.9

Total	30,909	100.0	23,955	100.0	21,580	100.0

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

        Our Consumer Health business's administrative expenses primarily comprise the salaries and benefits of administrative staff, office leases and other overhead expenses incurred by Hutchison Hain Organic and Hutchison Healthcare.

        Our corporate head office administrative expenses, which are not allocated to our business units, primarily comprise the salaries and benefits of our corporate head office employees and directors, office leases and other overhead expenses.

Equity in Earnings of Equity Investees

        We have historically derived a significant portion of our net income from our equity in earnings of equity investees, which was primarily attributable to two of our Commercial Platform's non-consolidated joint ventures, Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan, partially offset by losses at our Innovation Platform's non-consolidated joint venture, Nutrition Science Partners. Our equity in earnings of equity investees (net of tax) contributed by the non-consolidated joint ventures from our Commercial Platform, Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan, was $70.5 million, $38.2 million and $38.3 million for the years ended December 31, 2016, 2017 and 2018, respectively. Equity in earnings of Shanghai Hutchison Pharmaceuticals included one-time gains of $40.4 million, $2.5 million and nil in the years ended December 31, 2016, 2017 and 2018, respectively, net of tax, from land compensation and other government subsidies paid to Shanghai Hutchison Pharmaceuticals by the Shanghai government.

        Our equity in earnings of equity investees (net of tax) contributed by our Innovation Platform was losses of $4.2 million, $4.5 million and $19.0 million for the years ended December 31, 2016, 2017 and 2018, respectively, which were primarily attributable to losses at Nutrition Science Partners, which has historically incurred significant losses attributable to research and development expenses, the cost of clinical trials for the drug candidate HMPL-004/HM004-6599 and the full impairment provision of its $30.0 million intangible asset in the year ended December 31, 2018 of which our attributable portion was $15.0 million.

        Revenue of Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan are mainly affected by the sales volume and pricing of their prescription and over-the-counter pharmaceutical products. Nutrition Science Partners had no revenue for the years ended December 31, 2016, 2017 and 2018. The consolidated financial statements of Shanghai Hutchison Pharmaceuticals, Hutchison Baiyunshan and Nutrition Science Partners are presented separately elsewhere in this annual report.

        The following table shows the revenue of these three non-consolidated joint ventures for the years indicated. The consolidated financial statements of these joint ventures are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2018		2017		2016
	$'000%		$'000%		$'000%
Revenue
Innovation Platform:
Nutrition Science Partners	—	—	—	—	—	—
Commercial Platform:
Shanghai Hutchison Pharmaceuticals	275,649	56.1	244,557	51.8	222,368	49.8
Hutchison Baiyunshan	215,838	43.9	227,422	48.2	224,131	50.2

Total	491,487	100.0	471,979	100.0	446,499	100.0

        The following table shows the amount of equity in earnings of equity investees (net of tax), and as a percentage of our total consolidated revenue, of our non-consolidated joint ventures for the years indicated.

	Year Ended December 31,
	2018		2017		2016
	$'000%		$'000%		$'000%
Equity in earnings of equity investees, net of tax
Innovation Platform:
Nutrition Science Partners	(19,099)	(8.9)	(4,605)	(1.9)	(4,241)	(1.9)
Others	118	0.0	58	0.0	47	0.0
Commercial Platform:
Shanghai Hutchison Pharmaceuticals	29,884	14.0	27,812	11.5	60,250	27.9
Hutchison Baiyunshan	8,430	3.9	10,388	4.3	10,188	4.7

Total	19,333	9.0	33,653	13.9	66,244	30.7

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the years indicated, both in absolute amounts and as percentages of our revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Our operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2018		2017		2016
	$'000%		$'000%		$'000%
Revenues	214,109	100.0	241,203	100.0	216,080	100.0
Cost of sales	(143,944)	(67.2)	(175,820)	(72.9)	(156,328)	(72.4)
Research and development expenses	(114,161)	(53.3)	(75,523)	(31.3)	(66,871)	(31.0)
Selling expenses	(17,736)	(8.3)	(19,322)	(8.0)	(17,998)	(8.3)
Administrative expenses	(30,909)	(14.4)	(23,955)	(9.9)	(21,580)	(10.0)
Other income/(expense)	5,986	2.8	(119)	(0.0)	(659)	(0.3)
Income tax expense	(3,964)	(1.9)	(3,080)	(1.3)	(4,331)	(2.0)
Equity in earnings of equity investees, net of tax	19,333	9.0	33,653	13.9	66,244	30.7

Net (loss)/income	(71,286)	(33.3)	(22,963)	(9.5)	14,557	6.7

Net (loss)/income attributable to our company	(74,805)	(34.9)	(26,737)	(11.1)	11,698	5.4

Operating Profit/(Loss)

        Our operating profit/(loss) represents the sum of (i) earnings/(losses) before interest income, interest expenses and income tax expenses; (ii) interest income; and (iii) our equity in earnings of equity investees.

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

  People's Republic of China

        Our subsidiaries and joint ventures incorporated in the PRC are governed by the PRC EIT Law and regulations. Under the EIT Law, the standard EIT rate is 25% on taxable profits as reduced by available tax losses. Tax losses may be carried forward to offset any taxable profits for the following five years (ten years for those with HNTE status, with effective from 1 January 2018). Our subsidiary, Hutchison MediPharma, was granted the TASE status from January 1, 2010 to December 31, 2018, and has been successful in its application to renew its HNTE status from January 1, 2017 to December 31, 2019; whereas our non-consolidated joint ventures, Hutchison Baiyunshan and Shanghai Hutchison Pharmaceuticals, have been successful in their respective applications to renew their HNTE status from January 1, 2017 to December 31, 2019. Accordingly, these entities were subject to a preferential EIT rate of 15% for the years ended December 31, 2016, 2017 and 2018. Hutchison MediPharma (Suzhou) Limited, a wholly-owned subsidiary of Hutchison MediPharma, has successfully applied for the HNTE status in 2018 which will tentatively last three years from January 1, 2018 to December 31, 2020.

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

  Hong Kong

        Hutchison China MediTech Limited and certain subsidiaries which have registered a branch in Hong Kong and are Hong Kong tax residents, as well as our subsidiaries incorporated in Hong Kong, are governed by applicable Hong Kong income tax laws and regulations. As such, they are subject to Hong Kong Profits Tax at the rate of 16.5% on their assessable profits as reduced by available tax losses for the years ended December 31, 2016, 2017 and 2018.

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

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

        Our revenue decreased by 11.2% from $241.2 million for the year ended December 31, 2017 to $214.1 million for the year ended December 31, 2018, resulting from decreased revenue from our Commercial Platform.

        Revenue from our Commercial Platform decreased by 15.8% from $205.2 million for the year ended December 31, 2017 to $172.9 million for the year ended December 31, 2018, primarily due to a decrease in revenue from our Prescription Drugs business. Revenue from our Prescription Drugs business decreased by 20.2% from $166.4 million for the year ended December 31, 2017 to $132.8 million for year ended December 31, 2018, primarily due to the implementation of the two-invoice system in China since October 2017. As a result, we started recording the service fees we earn from the distribution of certain third-party drugs instead of recording the gross sales of such products as we had done previously. The implementation of the two-invoice system has been a gradual and ongoing process in China, and we expect that the revenue from our Prescription Drugs business may experience further impact in the fiscal year 2019. Revenue from our Consumer Health business increased by 3.3% from $38.8 million for the year ended December 31, 2017 to $40.1 million for the year ended December 31, 2018, which was primarily attributable to increased sales of the Zhi Ling Tong infant nutrition and other health supplement products.

        Revenue from our Innovation Platform increased by 14.5% from $36.0 million for the year ended December 31, 2017 to $41.2 million for the year ended December 31, 2018. The increase was attributable to a higher level of milestone payments that we received from our collaboration partners, including the milestone payment of $13.5 million that we received from Eli Lilly following the approval in September 2018 of fruquintinib capsules for drug registration in China for the treatment of metastatic colorectal cancer patients who have failed at least two prior systemic antineoplastic therapies, and $3.6 million from the sales and royalties of Elunate in China.

        Our Commercial Platform's results of operations are affected by seasonality. For more information, see "—Factors Affecting our Results of Operations—Commercial Platform—Seasonality."

Cost of Sales

        Our costs of sales decreased by 18.1% from $175.8 million for the year ended December 31, 2017 to $143.9 million for the year ended December 31, 2018. This decrease was in line with the decrease in our Commercial Platform revenue across these periods. Costs of sales as a percentage of our revenue from our Commercial Platform decreased from 85.7% to 82.4% across these periods due to the change to recording more services fees and to selling less lower margin third-party drugs.

Research and Development Expenses

        Our research and development expenses increased by 51.2% from $75.5 million for the year ended December 31, 2017 to $114.2 million for the year ended December 31, 2018, which was primarily attributable to a $28.4 million increase in payments to CROs and other clinical trial related costs and an $10.5 million increase in employee compensation related costs. These increased costs incurred by our Innovation Platform were due to a significant expansion of clinical activities and rapid organizational growth to support such expansion. In particular, this increase was attributable to the expansion of the surufatinib, HMPL-523 and fruquintinib development programs. As a result, research and development expenses as a percentage of our revenue increased from 31.3% to 53.3% across these periods.

Selling Expenses

        Our selling expenses decreased by 8.2% from $19.3 million for the year ended December 31, 2017 to $17.7 million for the year ended December 31, 2018. This decrease was primarily driven by a $3.0 million decrease in selling expenses under our Prescription Drugs business as the implementation of the two-invoice system caused us to start recording the costs associated with the service fees we earn from the distribution of certain third-party drugs as costs of sales instead of selling expenses as we had done previously. Selling expenses as a percentage of our revenue from our Commercial Platform increased slightly from 9.4% to 10.3% across these periods primarily due to the decrease in our Commercial Platform revenue.

Administrative Expenses

        Our administrative expenses increased by 29.0% from $24.0 million for the year ended December 31, 2017 to $30.9 million for the year ended December 31, 2018. This increase was primarily due to a $3.0 million increase in administrative expenses incurred by our Innovation Platform, which mainly related to the increased staff cost to support the rapid expansion of our clinical activities and increased office expenses as we started to rent a new research and development facility in Shanghai in early 2018. Administrative expenses as a percentage of our revenue increased from 9.9% to 14.4% across these periods.

Other Income/Expenses

        We had other expenses of $0.1 million for the year ended December 31, 2017, compared to other income of $6.0 million for the year ended December 31, 2018, primarily due to a higher level of interest income earned from the proceeds received from our follow-on offering in October 2017, which increased from $1.2 million for the year ended December 31, 2017 to $6.0 million for the year ended December 31, 2018. In addition, the increase in other income also resulted from the receipt of a new government grant by Hutchison Sinopharm as well as higher payments to us by the depositary bank which administers our ADS program in the year ended December 31, 2018 due to a higher number of our ADSs issued and eligible for compensation under the program.

        Our interest expense decreased from $1.5 million for the year ended December 31, 2017 to $1.0 million for the year ended December 31, 2018, primarily due to a decrease in the guarantee fee payments on bank loans from $0.3 million in the year ended December 31, 2017 to nil in the year ended December 31, 2018.

Income Tax Expense

        Our income tax expense increased by 28.7% from $3.1 million for the year ended December 31, 2017 to $4.0 million for the year ended December 31, 2018 primarily due to a higher level of taxable income from our Commercial Platform.

Equity in Earnings of Equity Investees

        Our equity in earnings of equity investees, net of tax, decreased by 42.6% from $33.7 million for the year ended December 31, 2017 to $19.3 million for the year ended December 31, 2018. This decrease was primarily due to an increase in net loss at Nutrition Science Partners, our Innovation Platform's non-consolidated joint venture.

  Shanghai Hutchison Pharmaceuticals

        The following table shows a summary of the results of operations of Shanghai Hutchison Pharmaceuticals for the years indicated. The consolidated financial statements of Shanghai Hutchison

Pharmaceuticals are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2018		2017
	($'000)%		($'000)%
Revenue	275,649	100.0	244,557	100.0
Cost of sales	(82,710)	(30.0)	(68,592)	(28.0)
Selling expenses	(111,984)	(40.6)	(104,504)	(42.7)
Administrative expenses	(14,522)	(5.3)	(13,257)	(5.4)
Taxation charge	(9,371)	(3.4)	(10,874)	(4.4)
Profit for the year	59,767	21.7	55,623	22.7

Equity in earnings of equity investee attributable to our company	29,884	10.8	27,812	11.4

        Shanghai Hutchison Pharmaceuticals' revenue increased by 12.7% from $244.6 million for the year ended December 31, 2017 to $275.7 million for the year ended December 31, 2018, which was primarily due to increased sales of She Xiang Bao Xin pills, a vasodilator used in the treatment of heart conditions. Sales of She Xiang Bao Xin pills grew by 11.4% from $209.2 million for the year ended December 31, 2017 to $233.1 million for the year ended December 31, 2018, primarily due to continued price increases and geographical expansion of sales coverage. Additionally, other GSP product and service revenue increased by 27.6% from $18.1 million for the year ended December 31, 2017 to $23.1 million for the year ended December 31, 2018, primarily due to the higher provision of services from increased sales of Seroquel.

        Cost of sales increased by 20.6% from $68.6 million for the year ended December 31, 2017 to $82.7 million for the year ended December 31, 2018, primarily due to increased cost of goods sold as a result of increased sales of She Xiang Bao Xin pills and the GSP product and service revenue.

        Selling expenses during these periods increased by 7.2% from $104.5 million for the year ended December 31, 2017 to $112.0 million for the year ended December 31, 2018 as a result of increased spending on marketing and promotional activities to support the increase in sales.

        Administrative expenses increased by 9.5% from $13.3 million for the year ended December 31, 2017 to $14.5 million for the year ended December 31, 2018 due to an increase in general overhead costs incurred.

        Taxation charge decreased by 13.8% from $10.9 million for the year ended December 31, 2017 to $9.3 million for the year ended December 31, 2018, which was due to lower taxable profit primarily resulting from an increase of tax deductible research and development expenses of $0.4 million as well as the recognition of $0.7 million deferred tax assets on temporary differences arising from advertising and promotion expenditures incurred prior to 2018.

        As a result of the foregoing, profit increased by 7.5% from $55.6 million for the year ended December 31, 2017 to $59.8 million for the year ended December 31, 2018. Our equity in earnings of equity investees contributed by this joint venture was $27.8 million and $29.9 million for the years ended December 31, 2017 and 2018, respectively.

  Hutchison Baiyunshan

        The following table shows a summary of the results of operations of Hutchison Baiyunshan for the years indicated. The consolidated financial statements of Hutchison Baiyunshan are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2018		2017
	($'000)%		($'000)%
Revenue	215,838	100.0	227,422	100.0
Cost of sales	(102,701)	(47.6)	(135,964)	(59.8)
Selling expenses	(70,501)	(32.7)	(45,262)	(19.9)
Administrative expenses	(25,997)	(12.0)	(24,541)	(10.8)
Taxation charge	(4,227)	(2.0)	(3,629)	(1.6)
Profit attributable to equity holders of Hutchison Baiyunshan	16,860	7.8	20,776	9.1

Equity in earnings of equity investee attributable to our company	8,430	3.9	10,388	4.6

        Hutchison Baiyunshan's revenue decreased by 5.1% from $227.4 million for the year ended December 31, 2017 to $215.8 million for the year ended December 31, 2018 due to the divestment of one of its subsidiaries in September 2017, which was partially offset by a moderate to severe flu season and the elimination of manufacturing capacity constraints which increased sales of certain of its drug products in 2018.

        Cost of sales decreased by 24.5% from $136.0 million for the year ended December 31, 2017 to $102.7 million for the year ended December 31, 2018, primarily due to the divestment of one of its subsidiaries in September 2017.

        Selling expenses during these periods increased by 55.8% from $45.3 million for the year ended December 31, 2017 to $70.5 million for the year ended December 31, 2018 due to Hutchison Baiyunshan directly managing more marketing activities for its distributors to promote broader awareness and consistent messaging for Hutchison Baiyunshan's products.

        Administrative expenses increased by 5.9% from $24.5 million for the year ended December 31, 2017 to $26.0 million for the year ended December 31, 2018 due to an increase in general overhead costs incurred.

        Taxation charge increased by 16.5% from $3.6 million for the year ended December 31, 2017 to $4.2 million for the year ended December 31, 2018 which includes reductions to deferred tax assets of US$0.7 million for the year ended December 31, 2018 based on the likelihood of such asset being utilized in the near future.

        As a result of the foregoing, profit attributable to equity holders of Hutchison Baiyunshan decreased by 18.8% from $20.8 million for the year ended December 31, 2017 to $16.9 million for the year ended December 31, 2018. Our equity in earnings of equity investees contributed by this joint venture was $10.4 million and $8.4 million for the years ended December 31, 2017 and 2018, respectively.

  Nutrition Science Partners

        The following table shows a summary of the results of operations of Nutrition Science Partners for the years indicated. The consolidated financial statements of Nutrition Science Partners are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2018		2017
	($'000)%		($'000)%
Revenue	—	—	—	—
Loss for the year	(38,198)	100.0	(9,210)	100.0

Equity in earnings of equity investee attributable to our company	(19,099)	50.0	(4,605)	50.0

        Nutrition Science Partners had losses of $9.2 million and $38.2 million for the years ended December 31, 2017 and 2018, respectively. Nutrition Science Partners had no revenue during these years. The increase in net loss across these periods was primarily attributable the full impairment provision recorded for its $30.0 million intangible asset related to in-progress research and development projects. Our equity in earnings of equity investees contributed by this joint venture were losses of $4.6 million and $19.1 million for the years ended December 31, 2017 and 2018, respectively.

        For more information on the financial results of our non-consolidated joint ventures, see "—Key Components of Results of Operations—Equity in Earnings of Equity Investees."

Net Loss

        As a result of the foregoing, our net loss increased from a net loss of $23.0 million for the year ended December 31, 2017 to a net loss of $71.3 million for the year ended December 31, 2018. Net loss attributable to our company increased from a net loss of $26.7 million for the year ended December 31, 2017 to a net loss of $74.8 million for the year ended December 31, 2018.

Operating Loss

        Our operating loss increased from $18.4 million for the year ended December 31, 2017 to $66.3 million for the year ended December 31, 2018, as a result of a significant increase in the operating loss of our Innovation Platform from $52.0 million for the year ended December 31, 2017 to $102.6 million for the year ended December 31, 2018, partially offset by a slight increase in operating profit of our Commercial Platform from $45.1 million for the year ended December 31, 2017 to $47.0 million for the year ended December 31, 2018. The increase in the operating loss of our Innovation Platform across these periods was primarily due to a significant expansion of our clinical activities and an increase in the number of staff and other organizational growth to support such expansion.

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

B.    Liquidity and Capital Resources

        To date, we have taken a multi-source approach to fund our operations, including through cash flows generated and dividend payments from our Commercial Platform, service and milestone and upfront payments from our Innovation Platform's collaboration partners, and bank borrowings. Since our founding, we have received various financial support from CK Hutchison in the form of undertakings for bank borrowings, as well as investments from other third parties, proceeds from our listings on the AIM market of the London Stock Exchange in 2006 and the Nasdaq Global Select Market in 2016 and our follow-on offering in 2017.

        Our Innovation Platform has historically not generated significant profits or has operated at a net loss, as creating potential global first-in-class or best-in-class drug candidates requires a significant investment of resources over a prolonged period of time. As a result, we anticipate that we may need additional financing for our Innovation Platform in future periods. See Item 3.D. "Risk Factors—Risks Related to Our Innovation Platform—Historically, our Innovation Platform has not generated significant profits or has operated at a net loss, and our future profitability is dependent on the successful commercialization of our drug candidates, including fruquintinib which received approval from the National Medical Products Administration of China, or NMPA (formerly known as the China Food and Drug Administration), in September 2018."

        As of December 31, 2018, we had cash and cash equivalents and short-term investments of $301.0 million and unutilized bank facilities of $119.3 million. Substantially all of our bank deposits are at major financial institutions, which we believe are of high credit quality. As of December 31, 2018, we had $26.7 million in bank loans, all of which was related to a term loan from Scotiabank. The total weighted average cost of bank borrowings for the year ended December 31, 2018 was 2.8% per annum. We incurred no guarantee fees for the year ended December 31, 2018. For additional information, see "—Loan Facilities."

        Certain of our subsidiaries and non-consolidated joint ventures, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. There is no fixed percentage of after-tax profit required to be set aside for the general reserves for our PRC joint ventures. Profit appropriated to the reserve funds for our subsidiaries and non-consolidated joint ventures incorporated in the PRC was approximately $15,000, $10,000 and $15,000 for the years ended December 31, 2016, 2017 and 2018, respectively. In addition, as a result of PRC regulations restricting dividend distributions from such reserve funds and from a company's registered capital, our PRC subsidiaries are restricted in their ability to transfer a certain amount of their net assets to us as cash dividends, loans or advances. This restricted portion amounted to $7.4 million as of December 31, 2018. Although we do not currently require any such dividends, loans or advances from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources. For more information, see Item 4.B. "Business Overview—Regulation—PRC Regulation of Foreign Currency Exchange, Offshore Investment and State-Owned Assets—Regulation on Dividend Distribution."

        In addition, our non-consolidated joint ventures held an aggregate of $59.2 million in cash and cash equivalents and no bank borrowings as of December 31, 2018. These cash and cash equivalents are only accessible by us through dividend payments from these joint ventures. The level of dividends declared by these joint ventures is subject to agreement each year between us and our joint venture partners based on the profitability and working capital needs of the joint ventures. As a result, we cannot guarantee that these joint ventures will continue to pay dividends to us in the future at the same rate we have enjoyed in the past, or at all, which may have a material adverse effect on our liquidity and capital resources. As of December 31, 2018, our Innovation Platform joint venture, Nutrition Science Partners, has not paid any dividends. For more information, see Item 3.D. "Risk Factors—Risks Related to Our Commercial Platform—As a significant portion of our Commercial Platform business is conducted through joint ventures, we are largely dependent on the success of our joint ventures and our receipt of dividends or other payments from our joint ventures for cash to fund our operations."

        We believe that our current levels of cash and cash equivalents, short-term investments, along with cash flows from operations, dividend payments and bank borrowings, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may require additional financing in order to fund all of the clinical development efforts at our Innovation Platform that we plan to undertake to accelerate the development of our clinical-stage drug candidates. For more information, see Item 3.D. "Risk Factors—Risks Related to Our Financial Position and Need for Capital."

	Year Ended December 31,
	2018	2017	2016
	($'000)
Cash Flow Data:
Net cash used in operating activities	(32,847)	(8,943)	(9,569)
Net cash generated from/(used in) investing activities	43,752	(260,780)	(33,597)
Net cash (used in)/generated from financing activities	(8,231)	273,196	92,435

Net increase in cash and cash equivalents	2,674	3,473	49,269
Effect of exchange rate changes	(1,903)	2,361	(1,779)
Cash and cash equivalents at beginning of the year	85,265	79,431	31,941

Cash and cash equivalents at end of the year	86,036	85,265	79,431

Net Cash used in Operating Activities

        Net cash used in operating activities was $8.9 million for the year ended December 31, 2017 compared to net cash used in operating activities of $32.8 million for the year ended December 31, 2018. The net change of $23.9 million was primarily attributable to the increase in net loss of $48.3 million from $23.0 million for the year ended December 31, 2017 to $71.3 million for the year ended December 31, 2018 which included our company's $15.0 million share of Nutrition Science Partner's non-cash impairment provision. See Item 4.B. "Business Overview—Overview of Our Collaborations—Nestlé Health Science" for more details relating to this impairment provision. Additionally, the net change was also a result of a decrease in dividends received from equity investees of $20.4 million from $55.6 million for the year ended December 31, 2017 to $35.2 million for the year ended December 31, 2018, which resulted from the relatively high level of dividends received from our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals in the year ended December 31, 2017 following the one-time land compensation that it received from the Shanghai government. The net change was partially offset by the effects of changes in working capital. In particular, there was a $16.3 million increase in other payables, accruals and advance receipts for the year ended December 31, 2018, as compared to $5.2 million increase for the year ended December 31, 2017, and a $1.3 million increase in accounts payable for the year ended December 31, 2018, as compared to a $11.2 million decrease for the year ended December 31, 2017.

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

Net Cash generated from/(used in) Investing Activities

        Net cash used in investing activities was $260.8 million for the year ended December 31, 2017, compared to net cash generated from investing activities of $43.8 million for the year ended December 31, 2018. The net change of $304.6 million was primarily attributable to the net deposits into short-term investments of $248.8 million for the year ended December 31, 2017 compared to net withdrawal of deposits in short-term investments of $58.1 million for the year ended December 31, 2018.

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

Net Cash (used in)/generated from Financing Activities

        Net cash generated from financing activities was $273.2 million for the year ended December 31, 2017, compared to net cash used in financing activities of $8.2 million for the year ended December 31, 2018. The net change of $281.4 million was primarily attributable to net proceeds of $292.7 million from the issuance of ordinary shares in the form of ADSs upon our follow-on offering in the Unites States in October 2017 as well as a net repayment of bank borrowings of $16.9 million in the year ended December 31, 2017 as compared to a net repayment of bank borrowings of $3.1 million in the year ended December 31, 2018.

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

Loan Facilities

        In November 2015, we renewed a three-year revolving loan facility with HSBC with an annual interest rate of 1.25% over the Hong Kong Inter-bank Offered Rate, or HIBOR. In February 2017, $2.6 million was drawn from this facility, and the amount was fully repaid in March 2017. Upon maturity in November 2018, we further renewed this revolving loan facility for an additional three years to November 2021. The facility amount of this loan is HK$234.0 million ($30.0 million) with an annual interest rate of 0.85% over HIBOR. No amount was drawn from this loan facility as December 31, 2018.

        In February 2017, our subsidiary Hutchison China MediTech (HK) Limited entered into two credit facility agreements with each of Bank of America N.A. and Deutsche Bank AG for the provision of unsecured credit facilities in the aggregate amount of HK$546.0 million ($70.0 million). The credit facility with Bank of America N.A. included (i) a HK$156.0 million ($20.0 million) term loan facility and (ii) a HK$195.0 million ($25.0 million) revolving loan facility, both with a term of 18 months and an annual interest rate of 1.25% over HIBOR. The term loan was drawn from this credit facility in March 2017 and repaid and terminated in May 2018. The credit facility with Deutsche Bank AG included (i) a HK$78.0 million ($10.0 million) term loan facility and (ii) a HK$117.0 million ($15.0 million) revolving loan facility, both with a term of 18 months and an annual interest rate of 1.25% over HIBOR. The term loan was drawn from this credit facility in August 2017 and repaid and terminated in May 2018. Both revolving loan facilities were terminated in August 2018.

        In August 2018, our subsidiary Hutchison China MediTech (HK) Limited entered into new credit facility agreements with each of Bank of America N.A. and Deutsche Bank AG for the provision of unsecured credit facilities in the aggregate amount of HK$507.0 million ($65.0 million). The credit facility with Bank of America N.A. is a HK$351.0 million ($45.0 million) revolving loan facility, with a term of 24 months and an annual interest rate of 1.35% over HIBOR. The credit facility with Deutsche Bank AG is a HK$156.0 million ($20.0 million) revolving loan facility with a term of 24 months and an annual interest rate of 1.35% over HIBOR. These credit facilities are guaranteed by us and include certain financial covenant requirements. As of December 31, 2018, no amount was drawn from either of these two revolving loan facilities.

        In November 2017, our subsidiary Hutchison China MediTech Finance Holdings Limited entered into a HK$210.0 million ($26.9 million) three-year term loan and HK$190.0 million ($24.4 million) 18-month revolving loan facility with Scotiabank. The term loan facility bears an annual interest rate of 1.50% over HIBOR and the revolving loan facility bears an annual interest rate of 1.25% over HIBOR. The term loan and revolving loan facility will expire in November 2020 and May 2019, respectively. As of December 31, 2018, $26.9 million was drawn from the term loan. Our previous four-year term loan with Scotiabank entered in June 2014 was fully repaid in November 2017. The previous term loan was guaranteed by Hutchison Whampoa Limited, a wholly owned subsidiary of CK Hutchison, for an annual guarantee fee of 1.75%. The new term loan with Scotiabank entered into in November 2017 is not guaranteed by Hutchison Whampoa Limited.

        Our non-consolidated joint ventures Shanghai Hutchison Pharmaceuticals, Hutchison Baiyunshan and Nutrition Science Partners had no bank borrowings outstanding as of December 31, 2018.

Capital Expenditures

        We had capital expenditures of $4.3 million, $5.0 million and $6.4 million for the years ended December 31, 2016, 2017 and 2018, respectively. Our capital expenditures during these periods were primarily used for the purchases of property, plant and equipment to expand the Hutchison MediPharma research facilities and the new manufacturing facility in Suzhou, China, which produces Elunate and other clinical supplies. Our capital expenditures have been primarily funded by cash flows from operations and proceeds from our initial public and follow-on offering in the United States.

        As of December 31, 2018, we had commitments for capital expenditures of approximately $1.5 million, primarily for purchases of property, plant and equipment to expand the Hutchison MediPharma research facilities and the new Suzhou manufacturing facility. We expect to fund these capital expenditures through cash flows from operations and existing cash resources.

        Our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals had capital expenditures (net of government subsidies) of $11.0 million, $6.2 million and $5.2 million for the years ended December 31, 2016, 2017 and 2018, respectively. These capital expenditures were primarily related to the construction and improvements of the production facilities in Feng Pu district in Shanghai. These capital expenditures were primarily funded through cash flows from operations of Shanghai Hutchison Pharmaceuticals and bank borrowings.

        Our non-consolidated joint venture Hutchison Baiyunshan had capital expenditures of $13.2 million, $7.2 million and $5.4 million for the years ended December 31, 2016, 2017 and 2018, respectively. These capital expenditures were primarily related to the construction and improvements of the production facilities in Bozhou and an office building in Guangzhou. These capital expenditures were primarily funded through cash flows from operations of Hutchison Baiyunshan.

C.    Research and Development, Patents and Licenses, etc.

        Full details of our research and development activities and expenditures are given in the "Business" and "Operating and Financial Review and Prospects" sections of this annual report above.

D.    Trend Information.

        Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operation results or financial condition.

E.    Off-balance Sheet Arrangements.

        Other than some of the operating lease obligations set forth in the table below, we did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements as defined under the rules of the SEC.

F.     Tabular Disclosure of Contractual Obligations.

        The following table sets forth our contractual obligations as of December 31, 2018. Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our operating lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories and offices under non-cancellable operating lease agreements.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	($'000)
Bank borrowings	26,923	—	26,923	—	—
Interest on bank borrowings	1,225	641	584	—	—
Purchase obligations	1,498	1,498	—	—	—
Operating lease obligations	8,835	3,026	3,791	1,692	326

Total	38,481	5,165	31,298	1,692	326

  Shanghai Hutchison Pharmaceuticals

        The following table sets forth the contractual obligations of our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals as of December 31, 2018. Shanghai Hutchison Pharmaceuticals' purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. Shanghai Hutchison Pharmaceuticals' operating lease obligations primarily comprise future aggregate minimum lease payments in respect of various offices under non-cancellable operating lease agreements.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	($'000)
Purchase obligations	579	579	—	—	—
Operating lease obligations	1,241	610	619	12	—

Total	1,820	1,189	619	12	—

  Hutchison Baiyunshan

        The following table sets forth the contractual obligations of our non-consolidated joint venture Hutchison Baiyunshan as of December 31, 2018. Hutchison Baiyunshan's purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. Hutchison Baiyunshan's finance and operating lease obligations primarily comprise future aggregate minimum lease payments in respect of various warehouses under non-cancellable lease agreements.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	($'000)
Purchase obligations	780	780	—	—	—
Finance lease obligations	372	105	227	40	—
Operating lease obligations	1,232	885	295	52	—

Total	2,384	1,770	522	92	—

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

Credit Risk

        Substantially all of our bank deposits are in major financial institutions, which we believe are of high credit quality. We limit the amount of credit exposure to any single financial institution. We make periodic assessments of the recoverability of trade and other receivables and amounts due from related parties. Our historical experience in collection of receivables falls within the recorded allowances, and we believe that we have made adequate provision for uncollectible receivables.

Interest Rate Risk

        We have no significant interest-bearing assets except for bank deposits. Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk. We have not used any interest rate swaps to hedge our exposure to interest rate risk. We have performed sensitivity analysis for the effects on our results for the year from changes in interest rates on floating rate borrowings. The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant. According to the analysis, the impact on our net loss of a 1.0% interest rate shift would be a maximum increase/decrease of $0.3 million for the year ended December 31, 2018.

Inflation

        In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the Consumer Price Index in China increased by 2.0%, 1.8% and 1.9% in 2016, 2017 and 2018, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

        We adopted the new standard using the modified retrospective method on January 1, 2018 and have assessed the impact on revenue from customers. Our revenue from contracts with customers comprises of research and development projects in our Innovation Platform and sales of goods and services in our Commercial Platform operating segments. The changes from applying the new guidance primarily impacted the Innovation Platform.

        Innovation Platform—We have reviewed our research and development contracts and identified two contracts related to our license and collaboration arrangements that will be impacted by the application of ASU 2014-09. The license and collaboration arrangements contain multiple performance obligations:

(1) the license to the drug compound; and (2) the research and development services for each specified treatment indication. The transaction price includes fixed and variable consideration in the form of upfront payment, research and development costs reimbursements, contingent milestone payments and sales-based royalties. The allocation of the transaction price to each performance obligation is based on the relative standalone selling price of each performance obligation. We have determined that control of the license to the drug compound was transferred as of the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are recognized at a point in time. Conversely, control of the research and development services for each specified indication is transferred over time and amounts allocated to these performance obligations are recognized over time using cost inputs as a measure of progress. In addition, royalty revenues will be recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception. We recorded a US$1.1 million deferral of revenue as a cumulative adjustment to opening accumulated loss upon adoption.

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

        In February 2016, the Financial Accounting Standards Board, or FASB, issued ASU 2016-02, Leases (Topic 842), or ASU 2016-02. The core principle of ASU 2016-02 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize on the balance sheet a liability to make lease payments (the lease liability) and a right of use asset representing its right to use the underlying asset for the lease term. We elected the short-term lease exception to not recognize right-of-use assets and lease liabilities for leases with a term of 12 months or less and will recognize lease expense for such leases generally on a straight line basis over the lease term. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. We adopted the new standard using the optional transition method (from ASU 2018-11, Leases Targeted Improvements) on January 1, 2019. A gross up to the consolidated balance sheet was recognized on the date of adoption of US$5.7 million and US$6.4 million in right-of-use assets and lease liabilities respectively, primarily related to our various factories and offices under non-cancellable lease agreements that were accounted as operating leases under ASC 840, Leases (Topic 840) as at December 31, 2018. Additionally, we do not expect a significant impact to the consolidated statements of operations after the adoption of ASC 842 as the pattern of expense recognition should not change materially for such operating leases.

        Other amendments that have been issued by the FASB or other standards setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management.

        Below is a list of the names and ages of our directors and officers as of March 1, 2019, and a brief account of the business experience of each of them. The business address for our directors and officers is c/o Hutchison China MediTech Limited, Level 18, The Metropolis Tower, 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong.

Name	Age	Position
Simon To	67	Executive Director and Chairman
Christian Hogg	53	Executive Director and Chief Executive Officer
Johnny Cheng	52	Executive Director and Chief Financial Officer
Weiguo Su, Ph.D.	61	Executive Director and Chief Scientific Officer
Dan Eldar, Ph.D.	65	Non-executive Director
Edith Shih	67	Non-executive Director and Company Secretary
Paul Carter	58	Senior Independent Non-executive Director
Karen Ferrante, M.D.	61	Independent Non-executive Director
Graeme Jack	68	Independent Non-executive Director
Tony Mok, M.D.	58	Independent Non-executive Director
May Wang, Ph.D.	55	Senior Vice President, Business Development & Strategic Alliances
Zhenping Wu, Ph.D.	59	Senior Vice President, Pharmaceutical Sciences
Mark Lee	41	Senior Vice President, Corporate Finance & Development

        Simon To has been a director since 2000 and an executive director and chairman since 2006. He is also a member of our remuneration committee and technical committee. He is managing director of Hutchison Whampoa (China) Limited and has been with Hutchison Whampoa (China) Limited for over 38 years, building its business from a small trading company to a multi-billion dollar investment group. He has negotiated major transactions with multinationals such as Procter & Gamble, or P&G, Lockheed, Pirelli, Beiersdorf, United Airlines, and British Airways. He is currently a director of Gama Aviation Plc and formerly served as independent non-executive director on the boards of China Southern Airlines Company Limited and Air China Limited. Mr. To's career in China spans more than 43 years. He is the original founder of the China healthcare business of Hutchison Whampoa Limited (currently a subsidiary of CK Hutchison) and has been instrumental in its acquisitions made to date. He received a Bachelor's Degree in Mechanical Engineering from Imperial College, London and an MBA from Stanford University's Graduate School of Business.

        Christian Hogg has been an executive director and chief executive officer since 2006. He is also a member of our technical committee. He joined the business in 2000, as its first employee, and has since led all aspects of the creation, implementation and management of our strategy, business and listings. This includes the establishment of our Innovation Platform, Hutchison MediPharma, which now comprises eight drug candidates that are being investigated in clinical studies around the world and a team of about 400 people based in Shanghai. Furthermore, Mr. Hogg oversaw the acquisition and operational integration of assets that led to the formation of our Commercial Platform, which manufactures, markets and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China. Prior to joining us, Mr. Hogg spent ten years with P&G, starting in the United States in Finance and then Brand Management in the Laundry and Cleaning Products Division. Mr. Hogg then moved to China to manage P&G's detergent business, followed by a move to Brussels to run P&G's global bleach business. Mr. Hogg received a Bachelor's degree in Civil Engineering from the University of Edinburgh and an MBA from the University of Tennessee.

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

        Edith Shih has been a non-executive director and company secretary since 2006 and company secretary of our subsidiaries since 2000. She is an executive director and company secretary of CK Hutchison. She has been with the Cheung Kong (Holdings) Limited group since 1989 and from 1991 to 2015 with Hutchison Whampoa Limited, or HWL, both of which have become wholly-owned subsidiaries of CK Hutchison in 2015. She has acted in various capacities within the HWL group including director, head group general counsel and company secretary of HWL and its subsidiaries and associated companies. Ms. Shih is a non executive director of Hutchison Telecommunications Hong Kong Holdings Limited and Hutchison Port Holdings Management Pte. Limited, the trustee manager of Hutchison Port Holdings Trust. She is also a member of the board of commissioners of PT Duta Intidaya Tbk. She has over 35 years of experience in legal, regulatory, corporate finance, compliance and corporate governance fields. She is at present the international president and executive committee chairman of the Institute of Chartered Secretaries and Administrators and a past president and current chairperson of certain committees and panels of The Hong Kong Institute of Chartered Secretaries. Ms. Shih received a Bachelor of Science degree in Education and a Master of Arts degree from the University of the Philippines and a Master of Arts degree and a Master of Education degree from Columbia University, New York. Ms. Shih is a solicitor qualified in England and Wales, Hong Kong and Victoria, Australia and a Fellow of both the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries, holding Chartered Secretary and Chartered Governance Professional dual designations.

        Paul Carter has been a senior independent non-executive director since 2017. He is also chairman of our remuneration committee and a member of our audit committee and technical committee. He has more than 25 years of experience in the pharmaceutical industry. From 2006 to 2016, Mr. Carter served in various senior executive roles at Gilead Sciences, Inc., or Gilead, a research-based biopharmaceutical company, with the last position as executive vice president, commercial operations. In this role, Mr. Carter headed the worldwide commercial organization responsible for the launch and commercialization of all of Gilead's products. Prior to joining Gilead, he spent 14 years with GlaxoSmithKline PLC and its group companies, with the last position as a regional head of the international business in Asia. He is currently a director of Alder Biopharmaceuticals, Inc. and Mallinckrodt plc. Mr. Carter holds a degree in Business Studies from the Ealing School of Business and Management (now merged into University of West London) and is a Fellow of the Chartered Institute of Management Accountants in the United Kingdom.

        Karen Ferrante has been an independent non-executive director since 2017. She is also the chairman of our technical committee and a member of our audit committee. She has more than 20 years of experience in the pharmaceutical industry. She was the former chief medical officer and head of research and development of Tokai Pharmaceuticals, Inc., a biopharmaceutical company focused on developing and commercializing innovative therapies for prostate cancer and other hormonally driven diseases. From September 2007 to July 2013, Dr. Ferrante held senior positions at Millennium Pharmaceuticals, Inc. and its parent company, Takeda Pharmaceutical Company Limited, including chief medical officer and most recently as oncology therapeutic area and Cambridge USA site head. From 1999 to 2007, she held positions of increasing responsibility at Pfizer Inc., with the last position as vice president, oncology development. Dr. Ferrante is currently a member of the board of directors of Progenics Pharmaceuticals, Inc., MacroGenics, Inc. and Unum Therapeutics Inc. She was previously a director of Baxalta Incorporated until it was acquired by Shire plc in 2016. Dr. Ferrante has been an author of a number of papers in the field of oncology, an active participant in academic and professional associations and symposia and holder of several patents. Dr. Ferrante holds a Bachelor of Science Degree in Chemistry and Biology from Providence College and a Doctor of Medicine from Georgetown University.

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

        Tony Mok has been an independent non executive director since 2017. He is also a member of our technical committee. Professor Mok has more than 30 years of experience in clinical oncology with his main research interest focusing on biomarker and molecular targeted therapy in lung cancer. He is currently Li Shu Fan Medical Foundation named professor and chairman of department of clinical oncology at The Chinese University of Hong Kong. Professor Mok has contributed to over 200 articles in international peer-reviewed journals, as well as multiple editorials and textbooks. In October 2018, Professor Mok was the first Chinese to be bestowed with the European Society of Clinical Oncology (ESMO) Lifetime Achievement Award, one of the most prestigious international honors and recognitions given to cancer researchers, for his contribution to and leadership in lung cancer research worldwide. He is a non-executive director of AstraZeneca Plc, a director of the American Society of Clinical Oncology (ASCO), a member of the ASCO Publications Committee and vice secretary of the Chinese Society of Clinical Oncology (CSCO). He also formerly chaired the ASCO International Affairs Committee. Professor Mok is also closely affiliated with the oncology community in China and has been awarded an Honorary Professorship at Guangdong Province People's Hospital, Guest Professorship at Peking University School of Oncology and Visiting Professorship at Shanghai Jiao Tong University and West

China School of Medicine/West China Hospital, Sichuan University. He received his bachelor of medical science degree and a Doctor of Medicine from University of Alberta, Canada. He is also a fellow of the Royal College of Physicians and Surgeons of Canada, Hong Kong College of Physicians, Hong Kong Academy of Medicine, Royal College of Physicians of Edinburgh and ASCO.

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

        Dr. Ye Hua resigned as our Senior Vice President, Head of Clinical Development & Regulatory Affairs, effective as of September 2018.

B.    Compensation.

Executive Officer Compensation

Summary Compensation Table

        The following table sets forth the compensation paid or accrued during the fiscal year ended December 31, 2018 to our chief executive officer, chief financial officer, chief scientific officer and other executive officers on an aggregate basis.

Name and Principal Position	Salary and fees ($)		Bonus ($)		Taxable benefits ($)	Pension contributions ($)	Total ($)
Christian Hogg	439,885	(1)(2)	846,154		16,485	27,550	1,330,074
Johnny Cheng	349,264	(3)	307,692		—	25,050	682,006
Weiguo Su	347,502	(2)	712,121		10,000	22,612	1,092,235
Other Executive Officers in the Aggregate	939,114		1,989,925	(4)	13,228	62,423	3,004,690
(1)
Director's fees received from the subsidiaries of the Company during the period he served as director that were paid to a subsidiary or an intermediate holding company of the Company are not included in the amounts above.

(2)
Amount includes director's fees of $75,000.

(3)
Amount includes director's fees of $70,000.

(4)
In December 2013 and March 2014, we awarded cash retention bonuses to certain of our executive officers in the aggregate amount of $2,977,751. Each such executive officer receives portions of his or her retention bonus upon certain dates in the future depending on when the bonus was granted and, in each case, assuming he or she remains employed by our company on such future dates. An aggregate amount of $848,476, $640,399, $1,088,876 and $400,000 was paid in 2015, 2016, 2017 and 2018, respectively. Such amounts paid in 2018 are included in the bonus amount stated in the table above.

        During the fiscal year ended December 31, 2018, we also granted share option awards representing 100,000 ordinary shares to Weiguo Su. The options have an exercise price of £49.74 ($63.17) per share and expire on March 18, 2028.

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

Share Options

        The following table sets forth information concerning the outstanding equity awards held by our chief executive officer, chief financial officer, chief scientific officer and other executive officers on an aggregate basis as of December 31, 2018.

Name and Principal Position	Number of securities underlying unexercised options which are exercisable (#)	Number of securities underlying unexercised options which are unexercisable (#)	Option exercise price (£/share)	Option expiration date
Christian Hogg	—	—	—	—
Johnny Cheng	—	—	—	—
Weiguo Su	300,000	—	19.70	Dec. 19, 2023
	25,000	75,000	31.05	Mar. 26, 2027
	—	100,000	49.74	Mar. 18, 2028
Other Executive Officers in the Aggregate	293,686	—	19.70	Dec. 19, 2023

Long-Term Incentive Compensation

        The following table sets forth information concerning the outstanding LTIP grants held by our chief executive officer, chief financial officer, chief scientific officer and other executive officers on an aggregate basis as of December 31, 2018.

Name and Principal Position	Maximum Aggregate Value of LTIP awards(1)
Christian Hogg	$523,615
Johnny Cheng	$204,808
Weiguo Su	$366,255
Other Executive Officers in the Aggregate	$342,719
(1)
The amounts reflected in the table above represent the maximum aggregate value of all LTIP awards outstanding as of December 31, 2018. The LTIP awards are conditional upon the achievement of annual performance targets for the fiscal years 2018 and 2019. The amounts reflected in the table above assume the maximum amount that may be paid under these contingent LTIP awards. The LTIP awards will be settled in a variable number of shares based on a fixed monetary amount awarded upon achievement of performance targets. An independent third-party trustee who administers the LTIP purchased shares of Chi-Med on either the AIM and Nasdaq market which will be used to settle the LTIP awards. See "Outstanding Awards" for more details.

Director Compensation

        The following table sets forth a summary of the compensation we paid to our directors other than Christian Hogg, Johnny Cheng and Weiguo Su during 2018. Other than as set forth in the table below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to such directors.

Name of Director	Fees Earned or Paid in Cash ($)
Simon To	83,699	(1)
Dan Eldar	70,000
Edith Shih	70,000	(2)
Paul Carter	113,301
Karen Ferrante	102,500
Graeme Jack	104,000
Tony Mok	84,000
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

Outstanding Awards

        In the year ended December 31, 2018, we granted options to purchase an aggregate of 1,060,626 ordinary shares, representing approximately 1.6% of our outstanding share capital, at a weighted average exercise price of £46.87 ($59.53) per share under the 2015 Chi Med Option Scheme. The options expire 10 years from the date of grant.

        As of December 31, 2018, the following options were outstanding:

  •
  options to purchase an aggregate of 184,518 ordinary shares, representing approximately 0.3% of our outstanding share capital, at a weighted average exercise price of £5.41 ($6.87) per share under the 2005 Chi Med Option Scheme, and

  •
  options to purchase an aggregate of 1,670,967 ordinary shares, representing approximately 2.5% of the outstanding share capital, at a weighted average exercise price of £36.19 ($45.96) per share under the 2015 Chi Med Option Scheme.

        In the year ended December 31, 2018, we granted awards under our LTIP to 16 senior managers, executives and directors, giving them a conditional right to receive ordinary shares to be purchased by the third-party trustee up to an aggregate maximum cash amount of $1,546,451. These awards are related to the achievement of performance targets. These LTIP awards vest after three years, subject to the continued employment of the LTIP holder.

        As of December 31, 2018, LTIP awards representing a maximum cash amount of $5,622,729 and $7,111,725 were outstanding for financial years 2018 and 2019 respectively.

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

  Remuneration Committee

        Our remuneration committee consists of Paul Carter, Graeme Jack and Simon To, with Paul Carter serving as chairman of the committee. The remuneration committee is responsible for considering all material elements of remuneration policy and remuneration and incentives of our executive directors and key employees with reference to independent remuneration research and professional advice. The remuneration committee meets formally at least once each year and otherwise as required and make recommendations to our board of directors on the framework for executive remuneration and on proposals for the granting of share options and other equity incentives. Our board of directors is responsible for implementing these recommendations and agreeing the remuneration packages of individual directors. No director is permitted to participate in discussions or decisions concerning his or her own remuneration.

  Technical Committee

        Our technical committee consists of Karen Ferrante, Paul Carter, Simon To, Christian Hogg, Weiguo Su and Tony Mok, with Karen Ferrante serving as chairperson of the committee. The technical committee's responsibility is to consider, from time to time, matters relating to the technical aspects of the research and development activities of our Innovation Platform. It invites such executives as it deems appropriate to participate in meetings from time to time.

U.K. Corporate Governance Code

        The U.K. Corporate Governance Code published by the U.K. Financial Reporting Council is the primary source of corporate governance standards for companies in the United Kingdom, and it is recognized as a best practice for companies whose shares are admitted to trading on the AIM market of the London Stock Exchange.

        The U.K. Corporate Governance Code is comprised of main and supporting principles of good governance addressing the following areas: director practices, directors' remuneration, accountability and audit and relations with shareholders and institutional investors. It also includes detailed recommendations derived from these principles, such as: the roles of board chairman and chief executive officer should not be exercised by the same individual and the chairman of the board should ensure that new directors receive a full, formal and tailored induction on joining the board. For the year ended December 31, 2018, we have voluntarily complied with all of the principles of the U.K. Corporate Governance Code except in relation to the recommendations under provisions B.1.2 (Composition of the Board) that at least half of the board, excluding the chairman, comprise independent non-executive directors, B.2.1 (Nomination Committee) that the board establish a nominating committee and B.6.2 (Evaluation) that the board conduct an externally led evaluation.

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

D.    Employees.

        As of December 31, 2016, 2017 and 2018, we had 563, 590 and 714 full-time employees, respectively. None of our employees are represented by labor unions or covered by collective bargaining agreements. The number of employees by function as of the end of the period for our fiscal years ended December 31, 2016, 2017 and 2018 was as follows:

	2018	2017	2016
By Function:
Innovation Platform	418	358	329
Commercial Platform	267	205	209
Corporate Head Office	29	27	25

Total	714	590	563

        As of December 31, 2018, a total of 72 employees on our Innovation Platform's research and development team have M.D. or Ph.D. degrees. Additionally, our Commercial Platform joint venture Shanghai Hutchison Pharmaceuticals employed a total of 3,093 full-time employees, and Hutchison Baiyunshan employed a total of 1,702 full-time employees and 3,499 outsourced contract staff, who are mostly sales representatives and manufacturing employees as of December 31, 2018. Their employees are represented by labor unions and covered by collective bargaining agreements. To date, neither Shanghai Hutchison Pharmaceuticals nor Hutchison Baiyunshan has experienced any strikes, labor disputes or industrial actions which had a material effect on their business, and consider their relations with the union and our employees to be good.

E.    Share Ownership.

        See Item 6 B. "Compensation" and Item 7 "Major Shareholders and Related Party Transactions."

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders.

        We had 66,657,745 ordinary shares outstanding as of December 31, 2018. The following table and accompanying footnotes set forth information relating to the beneficial ownership of our ordinary shares as of December 31, 2018 by:

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

Name of beneficial owner	Number of Ordinary Shares Held		Number of American Depositary Shares Held		Approximate Percent of Issued Share Capital**
Executive Officers and Directors:**
Christian Hogg	1,093,802		44,826	(1)	1.7%
Johnny Cheng	256,146		6,004	(1)	*
Simon To	180,000		133,237		*
Edith Shih	70,000		100,000		*
Weiguo Su	325,000	(2)	58,178	(1)	*
Dan Eldar	1,900		8,993		*
Tony Mok	—		10,002		*
Paul Carter	3,524		—		*
Karen Ferrante	—		5,785		*
Graeme Jack	—		3,000		*
Ye Hua(3)	—		*	(1)	*
May Wang	*	(2)	*	(1)	*
Zhenping Wu	*	(2)	*	(1)	*
Mark Lee	*	(2)	*	(1)	*
All Executive Officers and Directors as a Group	2,225,625	(4)	473,201		3.7%
Principal Shareholder:
Hutchison Healthcare Holdings Limited(5)	36,666,667		6,862,420		60.2%
*
Less than 1% of our total outstanding ordinary shares.

**
Percentage of beneficial ownership of each listed person or group is based on 66,657,745 ordinary shares outstanding as of December 31, 2018.

(1)
Amount includes ADSs vested under the LTIP.

(2)
Amount includes ordinary shares issuable upon vesting of options within 60 days of December 31, 2018.

(3)
Resigned effective September 2018.

(4)
Amount includes ordinary shares and ordinary shares issuable upon vesting of options within 60 days of December 31, 2018 held by our executive officers and directors as group.

(5)
Hutchison Healthcare Holdings Limited, a British Virgin Islands company, is an indirect wholly owned subsidiary of CK Hutchison, a company incorporated in the Cayman Islands and listed on the

  Hong Kong Stock Exchange. The registered address of Hutchison Healthcare Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

        As of December 31, 2018, based on public filings with the SEC and on AIM, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above. As of December 31, 2018, there was one ordinary shareholder of record with an address in the United States. Deutsche Bank Trust Company America, the depositary of our ADS program, held 16,924,125 ordinary shares as of that date in the name of DB London (Investors Services) Nominees Limited.

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

B.    Related Party Transactions.

Relationship with CK Hutchison

Letters of awareness with respect to loans

        CK Hutchison has issued letters of awareness to our lenders, Scotiabank, Bank of America N.A., Deutsche Bank AG and HSBC, and committed not to reduce its shareholding to less than 40% of our issued share capital while such loans are outstanding. Hutchison Whampoa Limited, a wholly owned subsidiary of CK Hutchison, guaranteed our previous term loan with Scotiabank until such loan was fully repaid in November 2017.

        See Item 3.D. "Risk Factors—Risks Related to Our Financial Position and Need for Capital—If the CK Hutchison group ceases to own a majority stake in our company, we may incur significantly higher borrowing costs."

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

Products sold to group companies of CK Hutchison

        We have entered into agreements with members of the CK Hutchison group, including the retail grocery and pharmacy chains PARKnSHOP and Watsons which are owned and operated by the A.S. Watson Group, an indirect subsidiary of CK Hutchison, in respect of the distribution of certain of our Commercial Platform products. For the year ended December 31, 2018, sales of our products to members of the CK Hutchison group amounted to $8.3 million. In addition, for the year ended December 31, 2018, we paid approximately $0.5 million to members of the CK Hutchison group for the provision of marketing services associated with these products. Our sales to CK Hutchison group companies are made pursuant to purchase orders issued by each purchaser periodically, the terms of which are on an arm's length basis on normal commercial terms.

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

Sharing of services with the CK Hutchison group

        Pursuant to an amended and restated services agreement dated January 1, 2016 between us and Hutchison Whampoa (China) Limited, an indirect wholly owned subsidiary of CK Hutchison, we share certain services with and receive operational support from the CK Hutchison group including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, shared use of accounting software system and related services, participation in the CK Hutchison group's pension, medical and insurance plans, participation in the CK Hutchison group's procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. We refer to this amended and restated agreement as the Services Agreement. The Services Agreement replaces our prior services agreement with Hutchison Whampoa (China) Limited, dated April 21, 2006, which had substantially similar terms. We pay a management fee to Hutchison Whampoa (China) Limited for the provision of such services. In addition, we make payments under the Services Agreement to Hutchison Whampoa (China) Limited for our executive offices in Hong Kong. Furthermore, pursuant to the terms of the Services Agreement, Hutchison Whampoa (China) Limited charges us management fees and other costs through Hutchison Healthcare Holdings Limited, its wholly owned subsidiary.

        The Services Agreement may be terminated by either party by giving three months' written notice. Hutchison Whampoa (China) Limited may also immediately terminate if its shareholding in our company falls below 30%. The services provided under the Services Agreement are provided on an arm's length basis, on normal commercial terms.

        Any amount unpaid after 30 days accrues interest at the rate of 1.5% per annum. In the year ended December 31, 2018, we paid a management fee of approximately $0.9 million under the Services Agreement. As of December 31, 2018, we had $0.4 million in unpaid fees outstanding to Hutchison Whampoa (China) Limited.

Subscription for ADSs by Hutchison Healthcare

        In connection with our underwritten public offering in 2017, Hutchison Healthcare Holdings Limited subscribed for 6,862,420 ADSs for gross consideration of approximately $181.9 million.

Relationships with our Joint Ventures

Nutrition Science Partners

        Research and development services provided to Nutrition Science Partners.    On March 25, 2013, we entered into a research and development collaboration agreement with Nestlé Health Science under which we have provided certain research and development services to Nutrition Science Partners. On the same date, in connection with that agreement, we entered into a services agreement with our non-consolidated joint venture Nutrition Science Partners to provide it with the research and development services in relation to the HMPL-004 project. We provided these services on a fee-for-service basis. See Item 4.B. "Business Overview—Overview of Our Collaborations" for more information. For the year ended December 31, 2018, we received approximately $7.0 million for the provision of these research and development services to Nutrition Science Partners. In 2018, we and Nestlé Health Science reviewed the status of the HMPL-004/HM004-6599 program, and we do not expect to receive any such revenue in the future.

        Intellectual property rights provided to Nutrition Science Partners.    Under the terms of an assignment agreement dated November 26, 2013, we have assigned full title to intellectual property rights in connection with the HMPL-004/HM004-6599 compound on a worldwide basis to Nutrition Science Partners in exchange for $30 million paid by Nutrition Science Partners to us.

        Loans provided to Nutrition Science Partners.    We and Nestlé Health Science, our joint venture partner in Nutrition Science Partners, had each provided a loan in the principal amount of $5.0 million to Nutrition Science Partners under loan agreements each dated June 10, 2014, which were amended on August 24, 2015. After such amendments, each of the loans has a two-year renewable term with a maturity date of June 9, 2016. In addition, we and Nestlé Health Science have each provided a loan in the principal amount of $2.0 million to Nutrition Science Partners under loan agreements each dated August 24, 2015. During 2016, we and Nestlé Health Science agreed to waive the $7.0 million in loans to Nutrition Science Partners, and each party capitalized the outstanding amount as share capital. Additionally, in 2016, 2017 and 2018 we provided $5.0 million, $7.0 million and $8.0 million, respectively, in share capital to Nutrition Science Partners, with Nestlé Health Science providing the same amount.

Hutchison Sinopharm

        Shanghai Hutchison Pharmaceuticals' provision of promotion and marketing services to Hutchison Sinopharm.    On January 29, 2015, our consolidated joint venture Hutchison Sinopharm entered into an agreement with AstraZeneca to market and distribute Seroquel in China. This agreement was further amended on August 1, 2016, August 11, 2017, November 2, 2017 and June 27, 2018. In connection with Hutchison Sinopharm's agreement with AstraZeneca, Hutchison Sinopharm entered into an agreement with our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals to provide certain promotion and marketing services within China for Seroquel. Under this agreement, Shanghai Hutchison Pharmaceuticals manages marketing and is paid a service fee for medical sales services, and Hutchison Sinopharm manages distribution and logistics for this product. In the year ended December 31, 2018, Hutchison Sinopharm paid Shanghai Hutchison Pharmaceuticals $12.7 million in connection with the provision of such services.

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

        In the year ended December 31, 2018, Hutchison Sinopharm purchased products from Hutchison Baiyunshan for an amount totaling $0.8 million in the aggregate.

        Hutchison Healthcare's grant of license to distribute Zhi Ling Tong products to Hutchison Sinopharm.    In January 2016, Hutchison Healthcare granted a license to Hutchison Sinopharm to distribute Chi-Med-owned Zhi Ling Tong infant nutrition products, which had previously been distributed by a third-party distributor. Under such license, Hutchison Sinopharm obtains exclusive distribution rights for Zhi Ling Tong infant nutrition products from Hutchison Healthcare within China which are subject to annual renewal reviews. The distribution rights were renewed for 2018.

Hutchison Hain Organic

        Loans to Hutchison Hain Organic (Hong Kong) Limited.    We and Hain Celestial each provided a loan in the principal amount of $2.55 million to Hutchison Hain Organic (Hong Kong) Limited, a wholly owned subsidiary of our joint venture Hutchison Hain Organic, under loan agreements dated December 24, 2014. On July 15, 2016, Hutchison Hain Organic (Hong Kong) Limited repaid $1.0 million to each of us and Hain Celestial, after which $1.55 million remained outstanding under each loan agreement. Each of the loans had a four-year renewable term with a maturity date of October 8, 2018. Each loan bears an interest rate equal to the 3-month LIBOR plus 3% per annum, payable at maturity. On October 8, 2018, Hutchison Hain Organic (Hong Kong) Limited repaid the remaining outstanding $1.55 million to each of us and Hain Celestial.

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

ITEM 9.    THE OFFER AND LISTING

        Not applicable except for Item 9.A.4 and Item 9.C.

        Our ADSs are listed on the Nasdaq Global Select and our ordinary shares are listed on the AIM market of the London Stock Exchange under the symbol "HCM."

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

        Under the Foreign Exchange Administration Rules, renminbi is freely convertible for current account items, including the distribution of dividends payments, interest payments, trade and service-related foreign exchange transactions. Conversion of renminbi for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is still generally subject to the approval or verification of the SAFE.

        Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign invested enterprises including wholly foreign owned enterprises, may buy, sell or remit foreign currencies only at those banks that are authorized to conduct foreign exchange business after providing such banks with valid commercial supporting documents and, in the case of capital account item transactions, after obtaining approvals from the SAFE. Capital investments by foreign invested enterprises outside the PRC are also subject to limitations, which include approvals by the MOFCOM, the SAFE and the NDRC.

        In March 2015, the SAFE released the Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or FIEs, or the Foreign Exchange Capital Settlement Circular, which became effective from June 1, 2015. This circular replaced the SAFE's previous related circulars, including the Circular on Issues Relating to the Improvement of Business Operation with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign Invested Enterprises. The Foreign Exchange Capital Settlement Circular clarifies that FIEs may settle a specified proportion of their foreign exchange capital in banks at their discretion, and may choose the timing for such settlement. The proportion of foreign exchange capital to be settled at FIEs' discretion for the time being is 100% and the SAFE may adjust the proportion in due time based on the situation of international balance of payments. The circular also stipulates that FIEs' usage of capital and settled foreign exchange capital shall comply with relevant provisions concerning foreign exchange control and be subject to the management of a negative list. The FIEs' capital and Renminbi capital gained from the settlement of foreign exchange capital may not be directly or indirectly used for expenditure beyond the business scope of the FIEs or as prohibited by laws and regulations of the PRC. Such capital also may not be directly or indirectly used for issuing renminbi entrusted loans except as permitted by the business scope of the FIE, for repaying inter-enterprise borrowings including any third-party advance, or for repaying the bank loans denominated in renminbi that have been sub-lent to a third party.

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

Taxation in the PRC

PRC Enterprise Income Tax

        Under the EIT Law, which was promulgated on March 16, 2007 and subsequently amended on February 24, 2017 and December 29, 2018, and its implementation rules which became effective on January 1, 2008, the standard tax rate of 25% applies to all enterprises (including FIEs) with exceptions in special situations if relevant criteria are met and subject to the approval of the PRC tax authorities.

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

        The MOF, and the SAT jointly promulgated the Circular on Comprehensively Promoting the Pilot Program of the Collection of VAT in Lieu of Business Tax, or the 2016 VAT Circular, on 23 March 2016, which came into effect on 1 May 2016. Pursuant to the 2016 VAT Circular, the sale of services, intangible assets or real property within the PRC (including when either party of a transaction is within the PRC unless in specified situations) is subject to VAT instead of Business Tax, with VAT rates being 6%, 11% or 17% and could be zero for certain specified cross border taxable items/services, in accordance with the relevant regulations. According to the Notice of the MOF and the SAT on Adjusting VAT Rates, which was promulgated on April 4, 2018 and became effective on May 1, 2018, the VAT rates are revised to 6%, 10% or 16%.

        A Municipal Maintenance Tax, together with Education Surcharge and a Local Education Surcharge, are payable at a rate, in aggregate, of 6% to 12% of the VAT paid.

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

Hong Kong Taxation

  Profits Tax

        Hutchison China MediTech Limited is a Hong Kong tax resident. Hong Kong tax residents are subject to Hong Kong Profits Tax in respect of profits arising in or derived from Hong Kong at the current rate of 16.5%. Dividend income earned by a Hong Kong tax resident is generally not subject to Hong Kong Profits Tax.

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

        Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. Under this rule, we should be deemed to own a proportionate share of the assets and to have received a proportionate share of the income of our principal subsidiaries, including Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited, Shanghai Hutchison Pharmaceuticals Limited and Nutrition Science Partners Limited, for purposes of the PFIC determination.

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

F.     Dividends and Payment Agents.

        Not applicable.

G.    Statement by Experts.

        Not applicable.

H.    Documents on Display.

        We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. Shareholders may access our reports and other information filed with the SEC by viewing them on the SEC's website, at www.sec.gov. We also make available on our website's investor relations page, free of charge, our annual report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The address for our investor relations page is www.chi-med.com/investors. The information contained on our website is not incorporated by reference in this annual report.

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

        The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. In 2018, we did not collect any reimbursements from the depositary for expenses related to the administration and maintenance of the facility.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D. Material Modifications to the Rights of Security Holders; Assets Securing Securities; Trustees; Paying Agents

        None.

E.    Use of Proceeds

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

A.    Evaluation of Disclosure Controls and Procedures.

        As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure. Based on such evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective.

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

        Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2018.

C.    Attestation Report of the Independent Registered Public Accounting Firm.

        Our independent registered public accounting firm, PricewaterhouseCoopers, has audited the effectiveness of our internal control over financial reporting as of December 31, 2018, as stated in its report, which appears on page F-2 of this annual report.

D.    Changes in Internal Control over Financial Reporting.

        There were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2018 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, our internal control over financial reporting.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

        The following table summarizes the fees charged by PricewaterhouseCoopers for certain services rendered to our company, including some of our subsidiaries and joint ventures, during 2017 and 2018.

	For the year ended December 31,
	2018	2017
	(in thousands)
Audit fees(1)	2,383	2,360
Tax fees(2)	97	—
Other service fees(3)	95	105

Total(4)	2,575	2,465

(1)
"Audit fees" means the aggregate fees billed in each of the fiscal years for professional services rendered by PricewaterhouseCoopers for the audit of our annual financial statements and review of our interim financial statements, filing of our Form S-8 and professional services in connection with our follow-on offering in the United States.

(2)
"Tax fees" means the aggregate fees billed in each of the fiscal years for professional services rendered by PricewaterhouseCoopers for tax compliance and tax advice.

(3)
"Other service fees" means the aggregate fees billed for professional services rendered by PricewaterhouseCoopers for IT system and security assessment.

(4)
The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled approximately $139,000 and $118,000 in 2017 and 2018, respectively.

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

        Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors. Nor does Cayman Islands law impose specific requirements on the establishment of a remuneration committee or nominating committee or nominating process. We voluntarily comply with certain principles of the U.K. Corporate Governance Code. See Item 6.C. "Board Practice—U.K. Corporate Governance Code" for more details.

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

        The consolidated financial statements of Nutrition Science Partners relating to the year ended December 31, 2018 included herein are not the Hong Kong statutory annual financial statements of Nutrition Science Partners for that year. As Nutrition Science Partners is a private company, it is not required to deliver its financial statements with its annual returns to the Hong Kong Registrar of Companies and has not done so. Nutrition Science Partners' auditor has separately reported on those financial statements. The auditor's report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance Cap. 622.

ITEM 19.    EXHIBITS

EXHIBIT INDEX

1.1	*	Memorandum and Articles of Association of Hutchison China MediTech Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

2.1	*	Form of Deposit Agreement and all holders and beneficial owners of ADSs issued thereunder (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on March 4, 2016)

2.2	*	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on March 4, 2016)

2.3	*	Form of Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.3 to Amendment No. 2 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on February 11, 2016)

4.1	*+	License and Collaboration Agreement by and between Hutchison MediPharma Limited and AstraZeneca AB (publ) dated as of December 21, 2011 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.2	*+	Amended and Restated Exclusive License and Collaboration Agreement by and among Hutchison MediPharma Limited, Eli Lilly Trading (Shanghai) Company Limited and Hutchison China MediTech Limited dated as of October 8, 2013 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.3	*+	Option Agreement by and between Hutchison China MediTech Limited and Eli Lilly and Company dated as of October 8, 2013 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.4	*+	Joint Venture Agreement by and among Hutchison MediPharma (Hong Kong) Limited, Nestlé Health Science S.A., Nutrition Science Partners Limited and Hutchison China MediTech Limited dated as of November 27, 2012 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on November 13, 2015)

4.5	*+	English translation of Sino-Foreign Joint Venture Contract by and between Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited and Hutchison Chinese Medicine (Guangzhou) Investment Limited dated as of November 28, 2004 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.6	*+	English translation of Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Hutchison Chinese Medicine (Shanghai) Investment Limited dated as of January 6, 2001 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.7	*	English translation of First Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Hutchison Chinese Medicine (Shanghai) Investment Limited dated as of July 12, 2001 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.8	*	English translation of Second Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai Hutchison Chinese Medicine (HK) Investment Limited dated as of November 5, 2007 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.9	*	English translation of Third Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai Hutchison Chinese Medicine (HK) Investment Limited dated as of June 19, 2012 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.10	*+	English translation of Fourth Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai Hutchison Chinese Medicine (HK) Investment Limited dated as of March 8, 2013 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.11	*	English translation of Sino-Foreign Joint Venture Contract by and between Sinopharm Group Co. Ltd. and Hutchison Chinese Medicine GSP (HK) Holdings Limited dated as of December 18, 2013 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.12	*	Form of Executive Employment Agreement for Hutchison China MediTech (HK) Limited executive officers (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.13	*	English translation of Form of Executive Employment Agreement for Hutchison MediPharma Limited executive officers (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.14	*	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.15	*+	First Amendment to License and Collaboration Agreement by and between Hutchison MediPharma Limited and AstraZeneca (publ) dated as of August 1, 2016 (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F filed with the SEC on March 13, 2017)

4.16	**#	First Amendment to the Amended and Restated Exclusive License and Collaboration Agreement by and among Lilly (Shanghai) Management Company Limited, Hutchison MediPharma Limited and Hutchison China MediTech Limited dated as of December 18, 2018

8.1	*	List of Significant Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

12.1	**	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2	**	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	†	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	†	Certification of Acting Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	**	Consent of PricewaterhouseCoopers, an independent registered accounting firm, regarding the consolidated financial statements of Hutchison China MediTech Limited

15.2	**	Consent of PricewaterhouseCoopers, an independent registered accounting firm, regarding the consolidated financial statements of Nutrition Science Partners Limited

15.3	**	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent accountants, regarding the consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited

15.4	**	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent accountants, regarding the consolidated financial statements of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

15.5	**	Consent of Conyers Dill & Pearman

101.INS	**	XBRL Instance Document

101.SCH	**	XBRL Taxonomy Extension Schema Document

101.CAL	**	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	**	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	**	XBRL Taxonomy Extension Definitions Linkbase Document
*
Previously filed.

**
Filed herewith.

†
Furnished herewith.

+
Confidential treatment previously requested and granted as to portions of the exhibit. Confidential materials have been submitted separately to the Securities and Exchange Commission.

#
Portions of the exhibit have been omitted pursuant to a request for confidential treatment. Confidential materials have been submitted separately to the Securities and Exchange Commission.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hutchison China MediTech Limited
	By:	/s/ CHRISTIAN HOGG
		Name:	Christian Hogg
		Title:	Chief Executive Officer
Date: March 11, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Hutchison China MediTech Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

        We have audited the accompanying consolidated balance sheets of Hutchison China MediTech Limited and its subsidiaries (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of operations, of comprehensive (loss)/income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

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
March 11, 2019

We have served as the Company's auditor since 2005, which includes periods before the Company became subject to SEC reporting requirements.

Hutchison China MediTech Limited
Consolidated Balance Sheets
(in US$'000, except share data)

		December 31,
	Note	2018	2017
Assets
Current assets
Cash and cash equivalents	5	86,036	85,265
Short-term investments	6	214,915	273,031
Accounts receivable—third parties	7	40,176	38,410
Accounts receivable—related parties	20(ii)	2,782	3,860
Other receivables, prepayments and deposits		13,434	11,296
Amounts due from related parties	20(ii)	889	8,544
Inventories	8	12,309	11,789

Total current assets		370,541	432,195
Property, plant and equipment	9	16,616	14,220
Leasehold land		1,174	1,261
Goodwill		3,186	3,308
Other intangible asset		347	430
Deferred tax assets	21(ii)	580	633
Long-term prepayment		1,356	1,648
Investments in equity investees	10	138,318	144,237

Total assets		532,118	597,932

Liabilities and shareholders' equity
Current liabilities
Accounts payable	11	25,625	24,365
Other payables, accruals and advance receipts	12	56,327	40,953
Income tax payable	21(iii)	555	979
Deferred revenue	17	2,540	1,295
Amounts due to related parties	20(ii)	432	7,021
Short-term bank borrowings	13	—	29,987

Total current liabilities		85,479	104,600
Deferred tax liabilities	21(ii)	4,836	4,452
Long-term bank borrowings	13	26,739	—
Deferred revenue	17	408	809
Other deferred income		1,542	1,988
Other non-current liabilities		859	1,117

Total liabilities		119,863	112,966
Commitments and contingencies	14

Company's shareholders' equity
Ordinary shares; $1.00 par value; 75,000,000 shares authorized; 66,657,745 and 66,447,037 shares issued at December 31, 2018 and 2017 respectively	15	66,658	66,447
Additional paid-in capital		505,585	496,960
Accumulated losses		(183,004)	(107,104)
Accumulated other comprehensive (loss)/income		(243)	5,430

Total Company's shareholders' equity		388,996	461,733
Non-controlling interests		23,259	23,233

Total shareholders' equity		412,255	484,966

Total liabilities and shareholders' equity		532,118	597,932

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited
Consolidated Statements of Operations
(in US$'000, except share and per share data)

		Year Ended December 31,
	Note	2018	2017	2016
Revenues
Goods—third parties		156,234	194,860	171,058
—related parties	20(i)	8,306	8,486	9,794
Services—commercialization—third parties		11,660	1,860	—
—collaboration research and development—third parties		17,681	16,858	16,513
—research and development—third parties		—	—	355
—research and development—related parties	20(i)	7,832	9,682	8,429
Other collaboration revenue—royalties—third parties		261	—	—
—licensing—third parties		12,135	9,457	9,931

Total revenues	17	214,109	241,203	216,080

Operating expenses
Costs of goods—third parties		(129,346)	(168,331)	(149,132)
Costs of goods—related parties		(5,978)	(6,056)	(7,196)
Costs of services—commercialization—third parties		(8,620)	(1,433)	—
Research and development expenses	18	(114,161)	(75,523)	(66,871)
Selling expenses		(17,736)	(19,322)	(17,998)
Administrative expenses		(30,909)	(23,955)	(21,580)

Total operating expenses		(306,750)	(294,620)	(262,777)

Loss from operations		(92,641)	(53,417)	(46,697)
Other income/(expense)
Interest income	23	5,978	1,220	502
Other income		1,798	808	609
Interest expense	23	(1,009)	(1,455)	(1,631)
Other expense		(781)	(692)	(139)

Total other income/(expense)		5,986	(119)	(659)

Loss before income taxes and equity in earnings of equity investees		(86,655)	(53,536)	(47,356)
Income tax expense	21(i)	(3,964)	(3,080)	(4,331)
Equity in earnings of equity investees, net of tax	10	19,333	33,653	66,244

Net (loss)/income		(71,286)	(22,963)	14,557
Less: Net income attributable to non-controlling interests		(3,519)	(3,774)	(2,859)

Net (loss)/income attributable to the Company		(74,805)	(26,737)	11,698

(Losses)/earnings per share attributable to the Company—basic (US$ per share)	22(i)	(1.13)	(0.43)	0.20
(Losses)/earnings per share attributable to the Company—diluted (US$ per share)	22(ii)	(1.13)	(0.43)	0.20
Number of shares used in per share calculation—basic	22(i)	66,426,382	61,717,171	59,715,173
Number of shares used in per share calculation—diluted	22(ii)	66,426,382	61,717,171	59,971,050

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited
Consolidated Statements of Comprehensive (Loss)/Income
(in US$'000)

	Year Ended December 31,
	2018	2017	2016
Net (loss)/income	(71,286)	(22,963)	14,557
Other comprehensive (loss)/income
Foreign currency translation (loss)/gain	(6,626)	10,964	(10,722)

Total comprehensive (loss)/income	(77,912)	(11,999)	3,835
Less: Comprehensive income attributable to non-controlling interests	(2,566)	(5,033)	(1,427)

Total comprehensive (loss)/income attributable to the Company	(80,478)	(17,032)	2,408

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited
Consolidated Statements of Changes in Shareholders' Equity
(in US$'000, except share data in '000)

	Ordinary Shares Number	Ordinary Shares Value	Additional Paid-in Capital	Accumulated Losses	Accumulated Other Comprehensive Income/(Loss)	Total Company's Shareholders' Equity	Non- controlling Interests	Total Equity
As at December 31, 2015	56,533	56,533	113,848	(92,040)	5,015	83,356	18,921	102,277
Net income	—	—	—	11,698	—	11,698	2,859	14,557
Issuance in relation to public offering	4,080	4,080	106,080	—	—	110,160	—	110,160
Issuance costs	—	—	(14,227)	—	—	(14,227)	—	(14,227)
Issuances in relation to share option exercises	93	93	333	—	—	426	—	426
Share-based compensation
Share options	—	—	1,373	—	—	1,373	4	1,377
Long-term incentive plan ("LTIP")	—	—	1,378	—	—	1,378	2	1,380

	—	—	2,751	—	—	2,751	6	2,757
LTIP—treasury shares acquired and held by Trustee	—	—	(604)	—	—	(604)	—	(604)
Dividend declared to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	(564)	(564)
Transfer between reserves	—	—	15	(15)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(9,290)	(9,290)	(1,432)	(10,722)

As at December 31, 2016	60,706	60,706	208,196	(80,357)	(4,275)	184,270	19,790	204,060

Net (loss)/income	—	—	—	(26,737)	—	(26,737)	3,774	(22,963)
Issuance in relation to public offering	5,685	5,685	295,615	—	—	301,300	—	301,300
Issuance costs	—	—	(8,610)	—	—	(8,610)	—	(8,610)
Issuances in relation to share option exercises	56	56	324	—	—	380	—	380
Share-based compensation
Share options	—	—	1,255	—	—	1,255	3	1,258
LTIP	—	—	1,537	—	—	1,537	1	1,538

	—	—	2,792	—	—	2,792	4	2,796
LTIP—treasury shares acquired and held by Trustee	—	—	(1,367)	—	—	(1,367)	—	(1,367)
Dividends declared to non-controlling shareholders of subsidiaries	—	—	—	—	—	—	(1,594)	(1,594)
Transfer between reserves	—	—	10	(10)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	9,705	9,705	1,259	10,964

As at December 31, 2017	66,447	66,447	496,960	(107,104)	5,430	461,733	23,233	484,966

Impact of change in accounting policy (Note 3)	—	—	—	(1,080)	—	(1,080)	(3)	(1,083)

As at January 1, 2018	66,447	66,447	496,960	(108,184)	5,430	460,653	23,230	483,883
Net (loss)/income	—	—	—	(74,805)	—	(74,805)	3,519	(71,286)
Issuances in relation to share option exercises	211	211	2,952	—	—	3,163	—	3,163
Share-based compensation
Share options	—	—	7,885	—	—	7,885	18	7,903
LTIP	—	—	3,224	—	—	3,224	9	3,233

	—	—	11,109	—	—	11,109	27	11,136
LTIP—treasury shares acquired and held by Trustee	—	—	(5,451)	—	—	(5,451)	—	(5,451)
Dividend declared to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	(2,564)	(2,564)
Transfer between reserves	—	—	15	(15)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(5,673)	(5,673)	(953)	(6,626)

As at December 31, 2018	66,658	66,658	505,585	(183,004)	(243)	388,996	23,259	412,255

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited
Consolidated Statements of Cash Flows
(in US$'000)

		Year Ended December 31,
	Note	2018	2017	2016
Net cash used in operating activities	24	(32,847)	(8,943)	(9,569)

Investing activities
Purchases of property, plant and equipment		(6,364)	(5,019)	(4,327)
Deposits in short-term investments		(903,551)	(325,032)	(80,857)
Proceeds from short-term investments		961,667	76,271	56,587
Investment in an equity investee		(8,000)	(7,000)	(5,000)

Net cash generated from/(used in) investing activities		43,752	(260,780)	(33,597)

Financing activities
Proceeds from issuance of ordinary shares		3,868	301,680	110,586
Purchases of treasury shares		(5,451)	(1,367)	(604)
Dividends paid to non-controlling shareholders of subsidiaries	20(iii)	(1,282)	(1,594)	(564)
Repayment of loan to a non-controlling shareholder of a subsidiary		(1,550)	—	(1,000)
Proceeds from bank borrowings		26,923	32,540	25,128
Repayment of bank borrowings		(30,000)	(49,487)	(28,205)
Payment of issuance and other costs		(739)	(8,576)	(12,906)

Net cash (used in)/generated from financing activities		(8,231)	273,196	92,435

Net increase in cash and cash equivalents		2,674	3,473	49,269
Effect of exchange rate changes on cash and cash equivalents		(1,903)	2,361	(1,779)

		771	5,834	47,490
Cash and cash equivalents
Cash and cash equivalents at beginning of year		85,265	79,431	31,941

Cash and cash equivalents at end of year		86,036	85,265	79,431

Supplemental disclosure for cash flow information
Cash paid for interest		979	763	1,570
Cash paid for tax, net of refunds	21(iii)	3,752	3,836	2,664
Supplemental disclosure for non-cash activities
Accruals made for purchases of property, plant and equipment		138	1,054	—
Vesting of treasury shares for LTIP	16(iii)	731	1,800	—
Accrued issuance costs for public offering		—	34	—
Capitalization of amounts due from related parties to investments in equity investees		—	—	7,000

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

Liquidity

        As at December 31, 2018, the Group had accumulated losses of US$183,004,000, primarily due to its spending in drug research and development ("Drug R&D") activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at December 31, 2018, the Group had cash and cash equivalents of US$86,036,000, short-term investments of US$214,915,000 and unutilized bank borrowing facilities of US$119,359,000. Short-term investments comprised of bank deposits maturing over three months. The Group's operating plan includes the continued receipt of dividends from certain of its equity investees. Dividends received from equity investees for the years ended December 31, 2018, 2017 and 2016 were US$35,218,000, US$55,586,000 and US$30,528,000 respectively.

        Based on the Group's operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used).

2. Particulars of Principal Subsidiaries and Equity Investees

		Equity interest attributable to the Group
		As at December 31,
	Place of establishment and operations
Name		2018	2017	Principal activities
Subsidiaries
Hutchison MediPharma Limited ("HMPL")	PRC	99.75%	99.75%	Research, development, manufacture and commercialization of pharmaceutical products
Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited	PRC	51%	51%	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Hain Organic (Hong Kong) Limited ("HHOL") (note (a))	Hong Kong	50%	50%	Wholesale and trading of healthcare and consumer products
Hutchison Hain Organic (Guangzhou) Limited ("HHOGZL") (note (a))	PRC	50%	50%	Wholesale and trading of healthcare and consumer products
Hutchison Healthcare Limited	PRC	100%	100%	Manufacture and distribution of healthcare products
Hutchison Consumer Products Limited	Hong Kong	100%	100%	Wholesale and trading of healthcare and consumer products
Equity investees
Shanghai Hutchison Pharmaceuticals Limited ("SHPL")	PRC	50%	50%	Manufacture and distribution of prescription drug products
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited ("HBYS") (note (b))	PRC	40%	40%	Manufacture and distribution of over-the-counter drug products
Nutrition Science Partners Limited ("NSPL") (note (c))	Hong Kong	49.88%	49.88%	Research and development of pharmaceutical products

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

Foreign Currency Translation

        The Company's presentation currency is the U.S. dollar ("US$"). The financial statements of the Company and its subsidiaries with a functional currency other than the US$ have been translated into the Company's presentation currency. All assets and liabilities of the subsidiaries are translated using year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in accumulated other comprehensive (loss)/income in shareholders' equity.

        Net foreign currency exchange losses of US$233,000, US$316,000 and US$109,000 were recorded in other expense in the consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016 respectively.

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

Foreign Currency Risk

        The Group's operating transactions and its assets and liabilities in the PRC are mainly denominated in Renminbi ("RMB"), which is not freely convertible into foreign currencies. The Group's cash and cash equivalents denominated in RMB are subject to government controls. The value of the RMB is subject to fluctuations from central government policy changes and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to complete the remittance.

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

Share-Based Compensation

Share options

        The Group recognizes share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the Polynomial model. This Polynomial pricing model uses various inputs to measure fair value, including estimated market value of the Company's underlying ordinary shares at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The Group recognizes share-based compensation expense in the consolidated statements of operations on a graded vesting basis over the requisite service period, and accounts for forfeitures as they occur.

        Share options are classified as equity-settled awards. Share-based compensation expense, when recognized, is charged to the consolidated statements of operations with the corresponding entry to additional paid-in capital.

LTIP

        The Group recognizes the share-based compensation expense on the LTIP awards based on a fixed or determinable monetary amount on a straight-line basis for each annual tranche awarded over the requisite period. For LTIP awards with performance targets, prior to their determination date, the amount of LTIP awards that is expected to vest takes into consideration the achievement of the performance conditions and the extent to which the performance conditions are likely to be met. Performance conditions vary by awards, including targets for shareholder returns, free cash flows, revenues, net profit after taxes and/or the achievement of clinical and regulatory milestones.

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

        The Group's contributions to defined contribution plans for the years ended December 31, 2018, 2017 and 2016 amounted to US$2,878,000, US$2,092,000 and US$2,286,000 respectively.

Revenue Recognition

Summary of impact of applying Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers (Topic 606) ("ASC 606")

        The Group applied ASC 606 to all contracts at the date of initial application of January 1, 2018. As a result, the Group has changed its accounting policy for revenue recognition as detailed below. The Group applied ASC 606 using the modified retrospective method by recognizing the cumulative effect as an adjustment to opening accumulated losses at January 1, 2018. The comparative information prior to January 1, 2018 has not been adjusted and continues to be reported under ASC 605, Revenue Recognition (Topic 605) ("ASC 605").

        The Group assessed its license and collaboration contracts under ASC 606. Refer to Note 17. As a result of this assessment, the Group recorded an aggregate US$1.1 million deferral of revenue as a cumulative adjustment to opening accumulated losses upon adoption.

        For sales of goods and services, the Group applied a portfolio approach to aggregate contracts into portfolios whose performance obligations do not differ materially from each other. In its assessment of each portfolio, the Group assessed the contracts under the new five-step model under ASC 606 and determined there was no significant impact to the timing or amount of revenue recognition under the new guidance.

        Under the Group's previous accounting policy, deferred revenue comprised deferred upfront payments from the Group's license and collaboration contracts. Under ASC 606, advance payments from customers preceding an entity's performance are considered contract liabilities; therefore, advance payments from customers from the Group's Commercial Platform have been reclassified from other payables, accruals and advance receipts to deferred revenue. Expected rebates for sales of goods remain in other payables, accruals and advance receipts.

        The following tables summarize the impact of adopting ASC 606 on the Group's consolidated financial statements as at and for the year ended December 31, 2018, as compared to the amounts as if applying ASC 605:

	As reported ASC 606	Adjustments	As if applied ASC 605
	(in US$'000)
Consolidated Balance Sheet
Current assets	370,541	—	370,541
Non-current assets	161,577	—	161,577

Total assets	532,118	—	532,118

Liabilities and shareholders' equity
Current liabilities
Other payables, accruals and advance receipts	56,327	187	56,514
Deferred revenue	2,540	(605)	1,935
Other current liabilities	26,612	—	26,612

Total current liabilities	85,479	(418)	85,061
Deferred revenue	408	64	472
Other non-current liabilities	33,976	—	33,976

Total liabilities	119,863	(354)	119,509
Company's shareholders' equity
Accumulated losses	(183,004)	384	(182,620)
Accumulated other comprehensive loss	(243)	(31)	(274)
Other shareholders' equity	572,243	—	572,243

Total Company's shareholders' equity	388,996	353	389,349
Non-controlling interests	23,259	1	23,260

Total shareholders' equity	412,255	354	412,609

Total liabilities and shareholders' equity	532,118	—	532,118

	As reported ASC 606	Adjustments	As if applied ASC 605
	(in US$'000)
Consolidated Statement of Operations
Total revenues	214,109	(698)	213,411
Total operating expense	(306,750)	—	(306,750)

Loss from operations	(92,641)	(698)	(93,339)
Total other income	5,986	—	5,986

Loss before income taxes and equity in earnings of equity investees	(86,655)	(698)	(87,353)
Income tax expense	(3,964)	—	(3,964)
Equity in earnings of equity investees, net of tax	19,333	—	19,333

Net loss	(71,286)	(698)	(71,984)
Less: Net income attributable to non-controlling interests	(3,519)	2	(3,517)

Net loss attributable to the Company	(74,805)	(696)	(75,501)

	As reported ASC 606	Adjustments	As if applied ASC 605
	(in US$'000)
Consolidated Statement of Comprehensive Loss
Net loss	(71,286)	(698)	(71,984)
Other comprehensive loss	(6,626)	(31)	(6,657)

Total comprehensive loss	(77,912)	(729)	(78,641)
Less: Comprehensive loss attributable to non-controlling interests	(2,566)	2	(2,564)

Total comprehensive loss attributable to the Company	(80,478)	(727)	(81,205)

        There were no adjustments to net cash (used in)/generated from operating activities, investing activities or financing activities in the consolidated statement of cash flows.

Updated accounting policy—ASC 606

        Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer, are also excluded from revenue. The Group recognizes revenue when it satisfies a performance obligation by transferring control over a good, service or license to a customer.

Nature of goods and services

        The following is a description of principal activities, separated by reportable segments, from which the Company generates its revenue:

(i)    Innovation Platform

        The Innovation Platform reportable segment principally generates revenue from license and collaboration contracts as well as sales of drug products developed from the Innovation Platform. The license and collaboration contracts generally contain multiple performance obligations including (1) the license to the commercialization rights of a drug compound and (2) the research and development services for each specified treatment indication, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

        The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. The Group estimates the standalone selling prices based on the income approach. Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using cost inputs as a measure of progress. The Group has determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenues are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

        Deferred revenue is recognized if allocated consideration is received in advance of the Group rendering research and development services. Accounts receivable is recognized based on the terms of the contract and when the Group has an unconditional right to bill the customer, which is generally when research and development services are rendered.

        Revenue recognition from sales of drug products developed from the Innovation Platform follows revenue recognition from sales of goods in the Commercial Platform below.

(ii)   Commercial Platform

        The Commercial Platform reportable segment principally generates revenue from (1) sales of goods, which are the manufacture or purchase and distribution of pharmaceutical and consumer health products, and (2) sales of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. The Group evaluates whether it is the principal or agent for these contracts, which include prescription drug products and consumer health products. Where the Group is the principal (i.e. recognizes sales of goods on a gross basis), it generally obtains control of the goods for distribution. Where the Group is the agent (i.e. recognizes provision of services on a net basis), it generally does not obtain control of the goods for distribution. Control is primarily evidenced by taking physical possession and inventory risk of the goods.

        Revenue from sales of goods is recognized when the customer takes possession of the goods. This usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.

        Revenue from provision of services is recognized when the benefits of the services transfer to the customer over time, which is based on the proportionate value of services rendered as determined under the terms of the relevant contract. Additionally, when the amounts that can be invoiced correspond directly with the value to the customer for performance completed to date, the Group recognizes revenue from provision of services based on amounts that can be invoiced to the customer.

        Deferred revenue is recognized if consideration is received in advance of transferring control of the goods or rendering of services. Accounts receivable is recognized if the Group has an unconditional right to bill the customer, which is generally when the customer takes possession of the goods or services are rendered. Payment terms differ by subsidiary and customer, but generally range from 45 to 180 days from the invoice date.

Prior accounting policy—ASC 605

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

        The Group follows ASC 605-25, Revenue Recognition—Multiple-Element Arrangements and ASC 808, Collaborative Arrangements, if applicable, to determine the recognition of revenue under the Group's license and collaborative research, development and commercialization agreements. The terms of these agreements generally contain multiple elements, or deliverables, which may include (i) licenses to the Group's intellectual property, (ii) materials and technology, (iii) clinical supply, and/or (iv) participation in joint research or joint steering committees. The payments the Group may receive under these arrangements typically include one or more of the following: non-refundable, upfront license fees; funding of research and/or development efforts; amounts due upon the achievement of specified milestones; and/or royalties on future product sales.

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

        To determine the units of accounting under a multiple-element arrangement, management evaluates certain separation criteria, including whether the deliverables have stand-alone value, based on the relevant facts and circumstances for each arrangement. Management then estimates the selling price for each unit of accounting and allocates the arrangement consideration to each unit utilizing the relative selling price method. The Group determines the estimated selling price for deliverables within each agreement using vendor-specific objective evidence ("VSOE") of selling price, if available, or third party evidence of selling price if VSOE is not available, or the Group's best estimate of selling price, if neither VSOE nor third party evidence is available. Determining the best estimate of selling price for a deliverable requires significant judgment. The Group typically uses its best estimate of a selling price to estimate the selling price for licenses to development work, since it often does not have VSOE or third party evidence of selling price for these deliverables. In those circumstances where the Group applies its best estimate of selling price to determine the estimated selling price of a license to development work, it considers market conditions as well as entity-specific factors, including those factors contemplated in negotiating the agreements as well as internally developed estimates that include assumptions related to the market opportunity, estimated development costs, probability of success and the time needed to commercialize a product candidate pursuant to the license. In validating its best estimate of selling price, the Group evaluates whether changes in the key assumptions used to determine its best estimate of selling price will have a significant effect on the allocation of arrangement consideration between deliverables. The Group recognizes consideration allocated to an individual element when all other revenue recognition criteria are met for that element.

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

Operating Leases—ASC 840
        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the period of the leases.

        Total operating lease rentals for factories and offices for the years ended December 31, 2018, 2017 and 2016 amounted to US$3,759,000, US$2,285,000 and US$1,838,000 respectively. Sub-lease rentals for the years ended December 31, 2018, 2017 and 2016 amounted to US$254,000, US$274,000 and US$228,000 respectively.

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

        The Group recognizes interest and penalties for income taxes, if any, under income tax payable on its consolidated balance sheets and under other expenses in its consolidated statements of operations.

Comprehensive (Loss)/Income

        Comprehensive (loss)/income is defined as the change in equity of a business enterprise during a period from transactions, and other events and circumstances from non-owner sources, and currently consists of net (loss)/income and foreign currency translation gain/(loss) related to the Company's subsidiaries.

(Losses)/Earnings per Share

        Basic (losses)/earnings per share is computed by dividing net (loss)/income attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Weighted average number of outstanding ordinary shares in issue excludes treasury shares.

        Diluted (losses)/earnings per share is computed by dividing net (loss)/income attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the period. Dilutive ordinary share equivalents include ordinary shares and treasury shares issuable upon the exercise or settlement of share-based awards issued by the Company using the treasury stock method. The computation of diluted (losses)/earnings per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect.

Segment Reporting

        Operating segments are reported in a manner consistent with the internal reporting provided to the chief executive officer who is the Group's chief operating decision maker. The chief operating decision maker reviews the Group's internal reporting in order to assess performance and allocate resources and determined that the Group's reportable segments are as disclosed in Note 23.

Profit Appropriation and Statutory Reserves

        The Group's subsidiaries and equity investees established in the PRC are required to make appropriations to certain non-distributable reserve funds.

        In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group's subsidiaries and equity investees registered as wholly-owned foreign enterprise and sino-foreign joint ventures have to make appropriations from its after-tax profit (as determined under generally accepted accounting principles in the PRC ("PRC GAAP")) to the general reserve fund and statutory surplus fund respectively. The appropriation to the general reserve fund or the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund or the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to other reserve funds including the enterprise expansion fund, staff bonus and welfare fund or the discretionary surplus fund is made at the company's discretion.

        The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increases the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. All these reserves are not allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

Recent Accounting Pronouncements

        In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"). The core principle of ASU 2016-02 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize on the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The Group elected the short-term lease exception to not recognize right-of-use assets and lease liabilities for leases with a term of 12 months or less and will recognize lease expense for such leases generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. The Group will adopt the new standard using the optional transition method (from ASU 2018-11, Leases Targeted Improvements) for fiscal years and interim periods within 2019. A gross up to the consolidated balance sheet will be recognized on the date of adoption of US$5.7 million and US$6.4 million in right-of-use assets and lease liabilities respectively, primarily related to the Group's various factories and offices under non-cancellable lease agreements that were accounted as operating leases under ASC 840, Leases (Topic 840) as at December 31, 2018. Additionally, the Group does not expect a significant impact to the consolidated statements of operations after the adoption of ASC 842 as the pattern of expense recognition should not change materially for such operating leases.

        Other amendments that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group's consolidated financial statements upon adoption.

4. Fair Value Disclosures

        The following table presents the Group's financial instruments by level within the fair value hierarchy:

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
	(in US$'000)
As at December 31, 2018
Cash and cash equivalents	86,036	—	—	86,036
Short-term investments	214,915	—	—	214,915

As at December 31, 2017
Cash and cash equivalents	85,265	—	—	85,265
Short-term investments	273,031	—	—	273,031

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

5. Cash and Cash Equivalents

	December 31,
	2018	2017
	(in US$'000)
Cash at bank and on hand	78,556	30,018
Bank deposits maturing in three months or less (note (a))	7,480	55,247

	86,036	85,265

Denominated in:
US$ (note (b))	58,291	66,381
RMB (note (b))	23,254	15,140
UK Pound Sterling ("£") (note (b))	331	295
Hong Kong dollar ("HK$")	4,160	3,449

	86,036	85,265

Notes:

(a)
The weighted average effective interest rate on bank deposits for the years ended December 31, 2018 and 2017 was 1.98% per annum and 1.06% per annum respectively (with maturity ranging from 7 to 90 days).

(b)
Certain cash and bank balances denominated in RMB, US$ and £ were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

6. Short-term Investments

	December 31,
	2018	2017
	(in US$'000)
Bank deposits maturing over three months (note)
Denominated in:
US$	214,538	272,659
HK$	377	372

	214,915	273,031

  Note: The weighted average effective interest rate on bank deposits for the years ended December 31, 2018 and 2017 was 2.18% per annum and 1.32% per annum respectively (with maturity ranging from 91 to 100 days and 91 to 183 days respectively).

7. Accounts Receivable—Third Parties

        Accounts receivable from contracts with customers, net of allowance for doubtful accounts, consisted of the following:

	December 31,
	2018	2017
	(in US$'000)
Accounts receivable, gross	40,217	38,668
Allowance for doubtful accounts	(41)	(258)

Accounts receivable, net	40,176	38,410

        Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

        Movements on the allowance for doubtful accounts:

	2018	2017	2016
	(in US$'000)
As at January 1	258	2,720	3,127
Increase in allowance for doubtful accounts	21	242	29
Decrease in allowance due to subsequent collection	(223)	—	(237)
Write-off (note)	(1)	(2,874)	—
Exchange difference	(14)	170	(199)

As at December 31	41	258	2,720

  Note: In December 2015, the Group recorded a provision amounting to approximately US$1,322,000 which represented an outstanding balance due from a distributor. In January 2016, the Group terminated the distributor's exclusive distribution rights and in December 2017, the amount due was written off along with other allowance for doubtful accounts balances carried forward from prior years.

8. Inventories

        Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31,
	2018	2017
	(in US$'000)
Raw materials	652	314
Finished goods	11,657	11,475

	12,309	11,789

9. Property, Plant and Equipment

        Property, plant and equipment consisted of the following:

	Buildings	Leasehold improvements	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total
	(in US$'000)
Cost
As at January 1, 2018	2,372	9,057	2,568	15,154	2,558	31,709
Additions	—	920	48	1,424	4,110	6,502
Disposals	—	(130)	(2)	(223)	—	(355)
Transfers	—	4,253	742	945	(5,940)	—
Exchange differences	(100)	(416)	(138)	(657)	(103)	(1,414)

As at December 31, 2018	2,272	13,684	3,218	16,643	625	36,442

Accumulated depreciation
As at January 1, 2018	1,141	5,296	499	10,553	—	17,489
Depreciation	120	1,323	316	1,727	—	3,486
Disposals	—	(117)	(2)	(203)	—	(322)
Transfers	127	—	—	(127)	—	—
Exchange differences	(58)	(258)	(31)	(480)	—	(827)

As at December 31, 2018	1,330	6,244	782	11,470	—	19,826

Net book value
As at December 31, 2018	942	7,440	2,436	5,173	625	16,616

	Buildings	Leasehold improvements	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total
	(in US$'000)
Cost
As at January 1, 2017	2,232	6,296	86	13,976	1,760	24,350
Additions	—	301	155	1,374	4,243	6,073
Disposals	—	—	—	(394)	—	(394)
Transfers	—	2,050	2,321	(722)	(3,649)	—
Exchange differences	140	410	6	920	204	1,680

As at December 31, 2017	2,372	9,057	2,568	15,154	2,558	31,709

Accumulated depreciation
As at January 1, 2017	971	4,249	71	9,105	—	14,396
Depreciation	105	763	169	1,441	—	2,478
Disposals	—	—	—	(337)	—	(337)
Transfers	—	—	255	(255)	—	—
Exchange differences	65	284	4	599	—	952

As at December 31, 2017	1,141	5,296	499	10,553	—	17,489

Net book value
As at December 31, 2017	1,231	3,761	2,069	4,601	2,558	14,220

        Depreciation for the year ended December 31, 2016 was US$2,239,000.

10. Investments in Equity Investees

        Investments in equity investees consisted of the following:

	December 31,
	2018	2017
	(in US$'000)
HBYS	60,992	55,308
SHPL	68,812	69,417
NSPL	8,102	19,201
Other	412	311

	138,318	144,237

        Particulars regarding the principal equity investees are disclosed in Note 2. All of the equity investees are private companies and there are no quoted market prices available for their shares.

        Summarized financial information for the significant equity investees HBYS, SHPL and NSPL is as follows:

(i)    Summarized balance sheets

	Commercial Platform				Innovation Platform
	Consumer Health HBYS		Prescription Drugs SHPL		Drug R&D NSPL
	December 31,		December 31,		December 31,
	2018	2017	2018	2017	2018	2017
	(in US$'000)
Current assets	116,020	101,570	124,512	129,535	17,320	9,640
Non-current assets	100,353	107,226	98,532	103,477	—	30,000
Current liabilities	(73,974)	(75,787)	(84,357)	(91,665)	(1,117)	(1,239)
Non-current liabilities	(17,302)	(18,748)	(6,909)	(8,616)	—	—

Net assets	125,097	114,261	131,778	132,731	16,203	38,401
Non-controlling interests	(3,113)	(3,645)	—	—	—	—

	121,984	110,616	131,778	132,731	16,203	38,401

(ii)   Summarized statements of operations

	Commercial Platform						Innovation Platform
	Consumer Health HBYS(note (a))			Prescription Drugs SHPL(note (b))			Drug R&D NSPL(note (c))
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2018	2017	2016	2018	2017	2016	2018	2017	2016
	(in US$'000)
Revenue	215,838	227,422	224,131	275,649	244,557	222,368	—	—	—

Gross profit	113,137	91,458	89,355	192,939	175,965	158,131	—	—	—

Impairment provision (note (d))	—	—	—	—	—	—	(30,000)	—	—

Interest income	81	220	238	673	757	565	188	—	—

Finance cost	(152)	(117)	(123)	—	—	—	—	—	—

Profit/(loss) before taxation	20,703	24,434	23,759	69,138	66,497	148,144	(38,198)	(9,210)	(8,482)
Income tax expense (note (e))	(4,227)	(3,629)	(3,631)	(9,371)	(10,874)	(27,645)	—	—	—

Net income/(loss)	16,476	20,805	20,128	59,767	55,623	120,499	(38,198)	(9,210)	(8,482)
Non-controlling interests	384	(29)	248	—	—	—	—	—	—

Net income/(loss) attributable to the shareholders of equity investee	16,860	20,776	20,376	59,767	55,623	120,499	(38,198)	(9,210)	(8,482)

Notes:

(a)
HBYS divested its 60% shareholding in Nanyang Baiyunshan Hutchison Whampoa Guanbao Pharmaceutical Company Limited in September 2017 for consideration approximately equal to its carrying value.

(b)
SHPL completed the surrender of their prior manufacturing and factory site in October 2016, which resulted in a US$88.5 million gain on disposal.

(c)
NSPL primarily incurred research and development expenses and an impairment provision in the periods presented.

(d)
On November 19, 2018, NSPL's Board reviewed the progress of its drug candidates. After due consideration of the timeline and further investments required to complete NSPL's clinical trials and reach the commercialization stage, it decided to explore alternative strategic options to maximize the economic returns from the drug candidates. NSPL has performed an annual impairment assessment of the recoverability of the related US$30 million intangible asset by comparing its carrying amount to the higher of the asset's value-in-use or its fair value less costs to sell. In preparing its assessment, although NSPL has been in the process of identifying potential buyers or collaboration partners to maximize its economics returns from the drug candidates, there is no certainty of an available market or that a suitable buyer or partner can be readily identified. Accordingly, NSPL has recorded a full impairment provision. The Company's attributable portion was US$15 million.

(e)
The main entities within the HBYS and SHPL groups have been granted the High and New Technology Enterprise ("HNTE") status. Accordingly, the entities were eligible to use a preferential income tax rate of 15% for the years ended December 31, 2018, 2017 and 2016.

        For the years ended December 31, 2018, 2017 and 2016, other immaterial equity investees had net income of approximately US$236,000, US$117,000 and US$95,000 respectively.

(iii) Reconciliation of summarized financial information

        Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	Commercial Platform						Innovation Platform(note)
	Consumer Health HBYS			Prescription Drugs SHPL			Drug R&D NSPL
	2018	2017	2016	2018	2017	2016	2018	2017	2016
	(in US$'000)
Opening net assets after non-controlling interests as at January 1	110,616	127,072	121,523	132,731	150,134	93,263	38,401	33,611	18,093
Net income/(loss) attributable to the shareholders of equity investee	16,860	20,776	20,376	59,767	55,623	120,499	(38,198)	(9,210)	(8,482)
Dividends declared	—	(45,128)	(6,000)	(54,923)	(81,299)	(55,057)	—	—	—
Other comprehensive (loss)/income	(5,492)	7,896	(8,827)	(5,797)	8,273	(8,571)	—	—	—
Investments	—	—	—	—	—	—	16,000	14,000	10,000
Capitalization of loans	—	—	—	—	—	—	—	—	14,000

Closing net assets after non-controlling interests as at December 31	121,984	110,616	127,072	131,778	132,731	150,134	16,203	38,401	33,611
Group's share of net assets	60,992	55,308	63,536	65,889	66,365	75,067	8,102	19,201	16,806
Goodwill	—	—	—	2,923	3,052	2,872	—	—	—

Carrying amount of investments as at December 31	60,992	55,308	63,536	68,812	69,417	77,939	8,102	19,201	16,806

  Note: The Innovation Platform includes other immaterial equity investees. As at December 31, 2018, 2017 and 2016, the aggregate carrying amount of investments in NSPL and other immaterial equity investees was approximately US$8,514,000, US$19,512,000 and US$17,031,000 respectively.

        The equity investees had the following lease commitments and capital commitments:

(a)
The equity investees lease various factories and offices under non-cancellable operating lease agreements. Future aggregate minimum payments under non-cancellable operating leases were as follows:

December 31, 2018
(in US$'000)
Not later than 1 year	1,495
Between 1 to 2 years	665
Between 2 to 3 years	249
Between 3 to 4 years	59
Between 4 to 5 years	5

Total minimum lease payments	2,473

(b)
Capital commitments

        The equity investees had the following capital commitments:

December 31, 2018
(in US$'000)
Property, plant and equipment
Contracted but not provided for	1,359

11. Accounts Payable

	December 31,
	2018	2017
	(in US$'000)
Accounts payable—third parties	14,158	17,095
Accounts payable—non-controlling shareholders of subsidiaries	4,960	7,250
Accounts payable—related party (Note 20(ii))	6,507	20

	25,625	24,365

        Substantially all accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

12. Other Payables, Accruals and Advance Receipts

        Other payables, accruals and advance receipts consisted of the following:

	December 31,
	2018	2017
	(in US$'000)
Accrued salaries and benefits	8,715	9,295
Accrued research and development expenses	28,883	14,613
Accrued selling and marketing expenses	4,675	4,121
Accrued administrative and other general expenses	6,181	4,729
Deferred government incentives	1,817	1,790
Loan from a non-controlling shareholder of a subsidiary (Note 20(iv))	—	1,550
Deposits (note)	1,230	1,282
Dividend payable to non-controlling shareholder of subsidiary (Note 20(iv))	1,282	—
Others	3,544	3,573

	56,327	40,953

  Note: As at December 31, 2017, the balance included payments in advance from customers of US$0.7 million, which were included in deferred revenue after the adoption of ASC 606 on January 1, 2018.

13. Bank Borrowings

        Bank borrowings consisted of the following:

	December 31,
	2018	2017
	(in US$'000)
Current	—	29,987
Non-current	26,739	—

	26,739	29,987

        The weighted average interest rate for outstanding bank borrowings for the years ended December 31, 2018, 2017 and 2016 was 2.79% per annum, 1.90% per annum and 1.52% per annum respectively. In addition, the Group incurred guarantee fees of nil, US$320,000 and US$471,000 respectively for the years ended December 31, 2018, 2017 and 2016, which was nil, 0.76% per annum and 0.94% per annum respectively of the weighted average outstanding bank borrowings. The carrying amounts of the Group's bank borrowings are all denominated in HK$.

(i)    3-year term loan and 18-month revolving loan facilities

        In November 2017, the Group through its subsidiary, entered into facility agreements with a bank for the provision of unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The credit facilities include (i) a HK$210,000,000 (US$26,923,000) 3-year term loan facility and (ii) a HK$190,000,000 (US$24,359,000) 18-month revolving loan facility. The term loan bears interest at 1.50% over the Hong Kong Interbank Offered Rate ("HIBOR") per annum and an upfront fee of HK$1,575,000 (US$202,000). The revolving loan facility bears interest at 1.25% over HIBOR per annum. The term loan was drawn in May 2018 and is due in November 2020. Accordingly, the term loan is recorded under long-term bank borrowings as at December 31, 2018. As at December 31, 2018 and 2017, no amount has been drawn from the revolving loan facility. These credit facilities are guaranteed by the Company.

(ii)   2-year revolving loan facilities

        In August 2018, the Group through its subsidiary, entered into two separate facility agreements with banks for the provision of unsecured credit facilities in the aggregate amount of HK$507,000,000 (US$65,000,000). The first credit facility is a HK$351,000,000 (US$45,000,000) revolving loan facility, with a term of 2 years and an annual interest rate of 1.35% over HIBOR. The second credit facility is a HK$156,000,000 (US$20,000,000) revolving loan facility, with a term of 2 years and an annual interest rate of 1.35% over HIBOR. These credit facilities are guaranteed by the Company. As at December 31, 2018, no amount has been drawn from either of the revolving loan facilities.

        In February 2017, the Group through its subsidiary, entered into two separate facility agreements with banks for the provision of unsecured credit facilities in the aggregate amount of HK$546,000,000 (US$70,000,000). The first credit facility included (i) a HK$156,000,000 (US$20,000,000) term loan facility and (ii) a HK$195,000,000 (US$25,000,000) revolving loan facility, both with a term of 18 months and an annual interest rate of 1.25% over HIBOR. The second credit facility included (i) a HK$78,000,000 (US$10,000,000) term loan facility and (ii) a HK$117,000,000 (US$15,000,000) revolving loan facility, both with a term of 18 months and an annual interest rate of 1.25% over HIBOR. The term loans from the first and second credit facilities were repaid in May 2018. Both revolving loan facilities were terminated in August 2018.

(iii) 3-year revolving loan facility

        In November 2018, the Group through its subsidiary renewed a 3-year revolving loan facility with a bank in the aggregate amount of HK$234,000,000 (US$30,000,000) with an annual interest rate of 0.85% over HIBOR (prior to the renewal, the revolving loan facility had an annual interest rate of 1.25% over HIBOR). This credit facility is guaranteed by the Company. In February 2017, HK$20,000,000 (US$2,564,000) was drawn from this facility and the amount was fully repaid in March 2017. As at December 31, 2018 and 2017, no amount has been drawn from the revolving loan facility.

        The Group's bank borrowings are repayable as from the dates indicated as follows:

	December 31,
	2018	2017
	(in US$'000)
Not later than 1 year	—	30,000
Between 1 to 2 years	26,923	—

	26,923	30,000

        As at December 31, 2018 and 2017, the Group had unutilized bank borrowing facilities of HK$931,000,000 (US$119,359,000) and HK$946,000,000 (US$121,282,000) respectively.

14. Commitments and Contingencies

(i)    Lease commitments

        The Group leases various factories and offices under non-cancellable operating lease agreements. Future aggregate minimum payments under non-cancellable operating leases were as follows:

December 31, 2018
(in US$'000)
Not later than 1 year	3,026
Between 1 to 2 years	2,735
Between 2 to 3 years	1,056
Between 3 to 4 years	882
Between 4 to 5 years	810
Later than 5 years	326

Total minimum lease payments	8,835

(ii)   Capital commitments

        The Group had the following capital commitments:

December 31, 2018
(in US$'000)
Property, plant and equipment
Contracted but not provided for	1,498

        The Group does not have any other significant commitments or contingencies.

15. Ordinary Shares

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

        A summary of ordinary shares transactions (in thousands) is as follows:

	2018	2017	2016
As at January 1	66,447	60,706	56,533
Public offering	—	5,685	4,080
Share option exercises	211	56	93

As at December 31	66,658	66,447	60,706

        Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

16. Share-based Compensation

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

        As at December 31, 2018, the aggregate number of shares issuable under the HCML Share Option Scheme is 2,313,097 ordinary shares and the aggregate number of shares issuable under the prior share option scheme which expired in 2016 is 184,518 ordinary shares. Additionally, the number of shares authorized but unissued was 8,342,255 ordinary shares.

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

        On June 15, 2016, 1,187,372 share options of a subsidiary were cancelled with the consent of the relevant eligible employees in exchange for 593,686 new share options of the Company (Note 16(ii)). This was accounted for as a modification of the original share options granted which did not result in any incremental fair value to the Group.

        A summary of the Company's share option activity and related information is as follows:

	Number of share options	Weighted average exercise price in £ per share	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in £'000)
Outstanding at January 1, 2016	442,365	5.16	6.53	10,061
Granted	693,686	19.70
Exercised	(92,705)	3.54
Cancelled	(3,750)	6.10

Outstanding at December 31, 2016	1,039,596	15.00	6.77	7,900

Granted	150,000	31.05
Exercised	(56,309)	5.16
Cancelled	(6,875)	6.10

Outstanding at December 31, 2017	1,126,412	17.69	6.29	43,158

Granted	1,060,626	46.87
Exercised	(210,708)	14.03
Cancelled	(120,845)	43.03

Outstanding at December 31, 2018	1,855,485	33.13	7.35	15,158

Vested and exercisable at December 31, 2016	767,376	14.64	6.66	6,106
Vested and exercisable at December 31, 2017	951,412	15.52	5.81	38,508
Vested and exercisable at December 31, 2018	803,204	16.77	4.84	14,843

        In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Year Ended December 31,
	2011	2013	2016	2017	2018
Weighted average grant date fair value of share options (in £ per share)	1.84	3.15	8.99	12.69	16.72
Significant inputs into the valuation model (weighted average):
Exercise price (in £ per share)	4.41	6.10	19.70	31.05	46.87
Share price at effective date of grant (in £ per share)	4.33	6.10	19.70	31.05	46.64
Expected volatility (note (a))	46.6%	36.0%	39.0%	36.3%	37.6%
Risk-free interest rate (note (b))	3.13%	3.16%	1.00%	1.17%	1.46%
Contractual life of share options (in years)	10	10	8	10	10
Expected dividend yield (note (c))	0%	0%	0%	0%	0%

Notes:

(a)
The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.

(b)
The risk-free interest rates used in the Polynomial model are with reference to the sovereign yield of the United Kingdom because the Company's ordinary shares are currently listed on AIM and denominated in £.

(c)
The Company has not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore uses an expected dividend yield of zero in the Polynomial model.

        The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company's share option exercises:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Cash received from share options exercised	3,868	380	426
Total intrinsic value of share options exercised	9,394	2,290	1,907

        The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group's consolidated statements of operations:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Research and development expenses	7,280	1,284	1,278
Administrative expenses	623	—	—

	7,903	1,284	1,278

        As at December 31, 2018, the total unrecognized compensation cost was US$15,663,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 3.32 years.

(ii)   Share-based Compensation of a subsidiary

        Hutchison MediPharma Holdings Limited ("HMHL") adopted a share option scheme on August 6, 2008 (as amended on April 15, 2011) and such scheme has a term of 6 years. It expired in 2014 and no further share options can be granted. Another share option scheme was adopted on December 17, 2014 (the "HMHL Share Option Scheme"). Pursuant to the HMHL Share Option Scheme, any employee or director of HMHL and any of its holding company, subsidiaries and affiliates is eligible to participate in the HMHL Share Option Scheme subject to the discretion of the board of directors of HMHL.

        The aggregate number of shares issuable under the HMHL Share Option Scheme is 2,144,408 ordinary shares. As at December 31, 2018, the number of shares authorized but unissued was 157,111,839 ordinary shares of HMHL.

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

        On June 15, 2016, 1,187,372 share options pursuant to the HMHL Share Option Schemes were cancelled with the consent of the relevant eligible employees in exchange for 593,686 new share options of the Company pursuant to the HCML Share Option Schemes (Note 16(i)). This was accounted for as a modification of the original share options granted which did not result in any incremental fair value to the Group.

        Subsequent to the cancellation, there were no share options outstanding nor any other share option activity as at and for the years ended December 31, 2018, 2017 and 2016.

        The subsidiary recognized compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group's consolidated statements of operations:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Research and development	—	32	502

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

        Granted awards under the LTIP are as follows:

Grant date	Maximum cash amount per annum (in US$ millions)	Covered financial years		Performance target determination date
October 19, 2015	1.8	2014-2016		note (a	)
March 24, 2016	0.3	note (b	)	note (b	)
March 15, 2017	0.4	note (c	)	note (c	)
March 15, 2017 and August 2, 2017	6.0	2017-2019		note (d	)
December 15, 2017	0.5	2018-2019		note (d	)
August 6, 2018	0.1	2018-2019		note (d	)
December 14, 2018	1.5	2019		note (d	)

  Notes:

(a)
The annual performance target determination date is the date of the announcement of the Group's annual results for the covered financial year and vesting occurs one business day after the publication date of the annual report of the Company for the financial year falling two years after the covered financial year to which the LTIP award relates.

(b)
This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

(c)
This award did not stipulate performance targets and vested one business day after the publication date of the annual report for the 2017 financial year.

(d)
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

        The Trustee's assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in the form of ordinary shares or ADS of the Company) purchased and held by the Trustee were as follows:

	Number of treasury shares	Cost (in US$'000)
As at January 1, 2017	62,921	2,390
Purchased	35,095	1,367
Vested	(42,038)	(1,800)

As at December 31, 2017	55,978	1,957
Purchased	79,500	5,451
Vested	(23,375)	(731)

As at December 31, 2018	112,103	6,677

        Based on the actual achievement of performance targets for the 2018 financial year, the Group expects to purchase up to US$1,133,000 of treasury shares in 2019.

        For the years ended December 31, 2018, 2017 and 2016, US$692,000, US$79,000 and US$25,000 of the LTIP awards were forfeited respectively.

        The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Research and development expenses	1,000	1,894	850
Selling and administrative expenses	1,227	1,529	811

	2,227	3,423	1,661

Recorded with a corresponding credit to:
Liability	764	2,336	345
Additional paid-in capital	1,463	1,087	1,316

	2,227	3,423	1,661

        For the years ended December 31, 2018, 2017 and 2016, US$1,770,000, US$451,000 and US$64,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2018 and 2017, US$1,235,000 and US$2,241,000 were recorded as liabilities respectively for LTIP awards prior to the determination date.

        As at December 31, 2018, the total unrecognized compensation cost was approximately US$4,773,000, which considers expected performance targets and the amount expected to vest, and will be recognized over the requisite periods.

17. Revenues

        The following table presents revenue disaggregated by customer types and major categories, and reconciles disaggregated revenue with reportable segments:

	ASC 606
	Year Ended December 31, 2018
	Innovation Platform	Commercial Platform(note (a))	Total
	(in US$'000)
Customer types
Third parties—Distribution	3,324	164,570	167,894
Third parties—Collaboration	30,077	—	30,077
Related parties (Note 20(i))	7,832	8,306	16,138

	41,233	172,876	214,109

Major categories
Goods	3,324	161,216	164,540
Services	25,513	11,660	37,173
Royalties	261	—	261
Licenses (note (b))	12,135	—	12,135

	41,233	172,876	214,109

	ASC 605
	Year Ended December 31, 2017
	Innovation Platform	Commercial Platform(note (a))	Total
	(in US$'000)
Customer types
Third parties	26,315	196,720	223,035
Related parties (Note 20(i))	9,682	8,486	18,168

	35,997	205,206	241,203

Major categories
Goods	—	203,346	203,346
Services	26,540	1,860	28,400
Milestones (note (c))	9,457	—	9,457

	35,997	205,206	241,203

	ASC 605
	Year Ended December 31, 2016
	Innovation Platform	Commercial Platform(note (a))	Total
	(in US$'000)
Customer types
Third parties	26,799	171,058	197,857
Related parties (Note 20(i))	8,429	9,794	18,223

	35,228	180,852	216,080

Major categories
Goods	—	180,852	180,852
Services	25,297	—	25,297
Milestones (note (c))	9,931	—	9,931

	35,228	180,852	216,080

Notes:

(a)
Sales of goods are recognized at a point-in-time and sales of services are recognized over time. The implementation of the two-invoice system in China over the years ended December 31, 2018 and 2017 has resulted in a shift from a gross sales of goods revenue model to a net fee-for-service revenue model in the Group's Commercial Platform, as the Group does not obtain control of the goods for distribution for relevant transactions.

(b)
Under ASC 606, relates to the proportionate amount of milestone payment allocated to the license to the commercialization rights of a drug compound transferred at the inception date of the relevant license and collaboration contract. During the year ended December 31, 2018, the Group received a milestone of US$13.5 million, of which US$12.1 million was allocated to licenses and US$1.4 million was allocated to services.

(c)
Under ASC 605, relates to milestone payments recognized under the milestone method.

        The following table presents liability balances from contracts with customers:

	December 31,
	2018	2017
	(in US$'000)
Deferred revenue
Current—Innovation Platform (note (a))	(2,353)	(1,295)
Current—Commercial Platform (note (b))	(187)	—

	(2,540)	(1,295)

Non-current—Innovation Platform (note (a))	(408)	(809)

Payments in advance from customers—included in other payables, accruals and advance receipts (note (b))	—	(701)

  Notes:

(a)
Innovation Platform deferred revenue relates to the unamortized upfront and milestone payments and advance consideration received for cost reimbursements, which are attributed to research and development services that have not yet been rendered as at the reporting date, as well as payments in advance from a customer for goods that have not been transferred as at the reporting date. There was a cumulative adjustment to increase deferred revenue by US$1.1 million upon the adoption of ASC 606 on January 1, 2018.

(b)
Commercial Platform deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date. Payments in advance from customers were included in deferred revenue upon the adoption of ASC 606 on January 1, 2018.

        As at January 1, 2018 after the adoption of ASC 606, deferred revenue was US$3.9 million, of which US$2.1 million was recognized during the year ended December 31, 2018. Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

December 31, 2018
(in US$'000)
Not later than 1 year	2,540
Between 1 to 2 years	390
Between 2 to 3 years	18

2,948

Innovation Platform

        Innovation Platform revenue is mainly from license and collaboration agreements as follows:

License and collaboration agreement with Eli Lilly

        On October 8, 2013, the Group entered into a licensing, co-development and commercialization agreement in China with Eli Lilly and Company ("Lilly") relating to fruquintinib ("Lilly Agreement"), a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the Lilly Agreement, the Group is entitled to receive a series of payments up to US$86.5 million, including upfront payments and development and regulatory approval milestones. Fruquintinib was successfully commercialized in China in November 2018, and the Group receives tiered royalties in the range of 15% to 20% on all sales in China. Development costs after the first development milestone are shared between the Group and Lilly.

        In December 2018, the Group entered into various amendments to the Lilly Agreement (the "2018 Amendment"). Under the terms of the 2018 Amendment, the Group is entitled to determine and conduct future life cycle indications ("LCI") development of fruquintinib in China beyond the three initial indications specified in the Lilly Agreement and will be responsible for all associated development costs. In return, the Group will receive additional regulatory approval milestones of US$20 million for each LCI approved, for up to three LCI or US$60 million in aggregate, and will increase tiered royalties to a range of 15% to 29% on all fruquintinib sales in China upon the commercial launch of the first LCI.

        The 2018 Amendment provides the Group rights to promote fruquintinib in provinces that represent 30% of the sales of fruquintinib in China upon the occurrence of certain commercial milestones by Lilly. Such provinces will expand to 40% of the sales of fruquintinib in China subject to additional criteria being met. In return, Lilly will pay the Group service fees for such promotion and marketing services performed. Additionally, Lilly has provided consent, and freedom to operate, for the Group to enter into joint development collaborations with certain third-party pharmaceutical companies to explore combination treatments of fruquintinib and various immunotherapy agents.

        Upfront and cumulative milestone payments according to the Lilly Agreement received up to December 31, 2018 are summarized as follows:

(in US$'000)
Upfront payment	6,500
Development milestone payments achieved	40,000

        In addition, the Group signed an option agreement which grants Lilly an exclusive option to expand the fruquintinib rights beyond Hong Kong and China. The option agreement further sets out certain milestone payments and royalty rates that apply in the event the option is exercised on a global basis. However, these are subject to further negotiation should the option be exercised on a specific territory basis as opposed to a global basis. The option was determined at the inception of the contract to have minimal value. As at December 31, 2018, the option has not been exercised, and in January 2019, Lilly elected not to exercise the option.

        The Group adopted ASC 606 on January 1, 2018 and reassessed the Lilly Agreement under the new standard, which resulted in US$0.1 million recognition of previously deferred revenue as a cumulative adjustment to opening accumulated losses as at January 1, 2018, summarized as follows (in US$ millions).

	ASC 605		ASC 606
	December 31, 2017	Opening Adjustments	January 1, 2018
Cumulative amounts recognized to accumulated losses from:
Upfront payment (note (a))	5.7	0.5	6.2
Milestone payments (note (b))	23.7	(0.4)	23.3

	29.4	0.1	29.5

  Notes:

(a)
Upfront payment amounts deferred under ASC 605, but was allocated to the license to fruquintinib transferred at inception under ASC 606, resulting in additional revenue recognition on adoption.

(b)
Milestone payments had been fully recognized under ASC 605's milestone method, but was allocated to the portion of research and development services that had not been performed under ASC 606, resulting in deferral of revenue on adoption.

        Under ASC 606, the Group identified the following performance obligations under the Lilly Agreement: (1) the license for the commercialization rights to fruquintinib and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to fruquintinib and the research and development services were 90% and 10% respectively. Control of the license to fruquintinib transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using the prior and estimated future development costs for fruquintinib as a measure of progress. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

        The Group identified the following performance obligations under the 2018 Amendment: (1) the research and development services for the LCI and (2) the promotion and marketing services. As at December 31, 2018, none of the services had commenced.

        Revenue recognized under the Lilly Agreement by transaction price type is as follows:

	ASC 606	ASC 605
	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Research and development cost reimbursements	9,309	12,145	12,133
Amortization of the upfront payment	122	1,589	1,662
Recognition and amortization of the milestone payments (note)	13,849	4,494	—
Royalties	261	—	—

	23,541	18,228	13,795

Note: During the year ended December 31, 2018, the Group achieved a milestone in relation to the approval of fruquintinib as a treatment of patients with advanced colorectal cancer. During the year ended December 31, 2017, the Group achieved a milestone in relation to the acceptance of a new drug application by the China Food and Drug Administration (now the National Medical Products Administration of China) for fruquintinib as a treatment of patients with advanced colorectal cancer. During the year ended December 31, 2016, no milestones were achieved.

License and collaboration agreement with AstraZeneca

        On December 21, 2011 (as amended on August 1, 2016), the Group and AstraZeneca AB (publ) ("AZ") entered into a global licensing, co-development, and commercialization agreement for savolitinib ("AZ Agreement"), a novel targeted therapy and a highly selective inhibitor of the c-Met receptor tyrosine kinase for the treatment of cancer. Under the terms of the AZ Agreement, the Group is entitled to receive a series of payments up to US$140 million, including upfront payments and development and first-sale milestones. Additionally, the AZ Agreement contains possible significant future commercial sale milestones. Should savolitinib be successfully commercialized outside China, the Group would receive tiered royalties from 9% to 13% on all sales outside of China. Subject to approval of savolitinib in papillary renal cell carcinoma, the Group would receive increased tiered royalties from 14% to 18% on all sales outside of China, and after total aggregate sales of savolitinib have reached US$5 billion, this royalty will step down over a two-year period to an ongoing tiered royalty rate from 10.5% to 14.5%. Should savolitinib be successfully commercialized in China, the Group would receive fixed royalties of 30% based on all sales in China. Development costs for savolitinib in China will be shared between the Group and AZ, with the Group continuing to lead the development in China. AZ will lead and pay for the development of savolitinib for the rest of the world.

        Upfront and cumulative milestone payments according to the AZ Agreement received up to December 31, 2018 are summarized as follows:

(in US$'000)
Upfront payment	20,000
Development milestone payments achieved	25,000

        The Group adopted ASC 606 on January 1, 2018 and reassessed the AZ Agreement under the new standard, which resulted in US$1.2 million deferral of previously recognized revenue as a cumulative adjustment to opening accumulated losses as at January 1, 2018, summarized as follows (in US$ millions).

	ASC 605		ASC 606
	December 31, 2017	Opening Adjustments	January 1, 2018
Cumulative amounts recognized to accumulated losses from:
Upfront payment (note (a))	19.6	(0.3)	19.3
Milestone payments (note (b))	24.9	(0.9)	24.0

	44.5	(1.2)	43.3

  Notes:

(a)
Upfront payment amounts allocated to research and development services recognized under ASC 606 differed from ASC 605 due to a different basis in measuring progress on adoption, resulting in deferral of revenue.

(b)
Milestone payments had been fully recognized under ASC 605's milestone method, but was allocated to the portion of research and development services that had not been performed under ASC 606, resulting in deferral of revenue on adoption.

        Under ASC 606, the Group identified the following performance obligations under the AZ Agreement: (1) the license for the commercialization rights to savolitinib and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to savolitinib and the research and development services were 95% and 5% respectively. Control of the license to savolitinib transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using the prior and estimated future development costs for savolitinib as a measure of progress.

        Revenue recognized under the AZ Agreement by transaction price type is as follows:

	ASC 606	ASC 605
	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Research and development cost reimbursements	5,876	3,058	2,701
Amortization of the upfront payment	273	66	17
Recognition and amortization of the milestone payments (note)	387	4,963	9,931

	6,536	8,087	12,649

Note: During the year ended December 31, 2018, no milestones were achieved. During the year ended December 31, 2017, the Group achieved a milestone in relation to the Phase III initiation for the secondary indication papillary renal cell carcinoma. During the year ended December 31, 2016, the Group achieved a milestone in relation to the Phase IIb initiation for the primary indication non-small cell lung cancer.

18. Research and Development Expenses

        Research and development expenses are summarized as follows:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Clinical trial related costs	73,693	45,250	38,589
Personnel compensation and related costs	35,340	24,848	21,698
Other research and development expenses	5,128	5,425	6,584

	114,161	75,523	66,871

19. Government Incentives

        The Group receives government grants from the PRC Government (including the National level and Shanghai Municipal City). Government grants in the Innovation Platform are primarily given in support of Drug R&D activities and are conditional upon i) the Group spending a predetermined amount, regardless of success or failure of the research and development projects and ii) the achievement of certain stages of research and development projects being approved by the relevant PRC government authority. They are refundable to the PRC Government if the related research and development projects are suspended. Government grants in the Commercial Platform are primarily given to promote local initiatives. These government grants may be subject to ongoing reporting and monitoring by the PRC Government over the period of the grant.

        Government incentives, which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate, are recognized in other payable, accruals and advance receipts (Note 12) and other non-current liabilities. For the years ended December 31, 2018, 2017 and 2016, the Group received government grants of US$1,798,000 US$1,323,000 and US$1,872,000 respectively.

        The government grants were recognized in the consolidated statements of operations as follows:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Research and development expenses	1,422	876	1,269
Other income	573	—	—

	1,995	876	1,269

20. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

        The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties.

(i)    Transactions with related parties:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Sales to:
Indirect subsidiaries of CK Hutchison	8,306	8,486	9,794

Revenue from research and development services from:
Equity investees	7,832	9,682	8,429

Purchases from:
Equity investees	2,827	1,182	280

Rendering of marketing services from:
An indirect subsidiary of CK Hutchison	546	372	741
An equity investee	12,703	10,195	8,401

	13,249	10,567	9,142

Rendering of management services from:
An indirect subsidiary of CK Hutchison	922	897	874

Interest paid to:
Immediate holding company	—	—	152
An indirect subsidiary of CK Hutchison	—	132	—

	—	132	152

Guarantee fee on bank borrowing to:
An indirect subsidiary of CK Hutchison	—	320	471

(ii)   Balances with related parties included in:

	December 31,
	2018	2017
	(in US$'000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (a))	2,709	2,761
Equity investees (note (a))	73	1,099

	2,782	3,860

Accounts payable
An equity investee (note (a))	6,507	20

Amounts due from related parties
An indirect subsidiary of CK Hutchison (note (a))	—	23
Equity investees (note (a))	889	893
Dividend receivable from an equity investee	—	7,628

	889	8,544

Amounts due to related parties
An indirect subsidiary of CK Hutchison (note (b))	432	454
An equity investee (note (a))	—	6,567

	432	7,021

Other deferred income
An equity investee (note (c))	1,356	1,648

Notes:

(a)
Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

(b)
Amounts due to an indirect subsidiary of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.

(c)
Other deferred income represents amounts recognized from granting of promotion and marketing rights.

(iii) Transactions with non-controlling shareholders of subsidiaries:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Sales	19,981	13,307	12,274

Purchases	15,568	21,236	15,225

Interest expense	62	66	78

Dividend paid	1,282	1,594	564

(iv)  Balances with non-controlling shareholders of subsidiaries included in:

	December 31,
	2018	2017
	(in US$'000)
Accounts receivable—third parties	5,070	1,846

Accounts payable	4,960	7,250

Other payables, accruals and advance receipts
Loan	—	1,550
Interest payable	—	80
Dividend payable	1,282	—

	1,282	1,630

Other non-current liabilities
Loan	579	579

21. Income Taxes

(i)    Income tax expense

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Current tax
HK (note (a))	436	572	520
PRC (note (b))	1,293	782	458
Other	235	—	—
Deferred income tax	2,000	1,726	3,353

Income tax expense	3,964	3,080	4,331

Notes:

(a)
The Company, two subsidiaries incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax which has been provided for at the rate of 16.5% on the estimated assessable profits less estimated available tax losses in each entity.

(b)
Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in each entity. Under the PRC Enterprise Income Tax Law (the "EIT Law"), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for companies which qualify as HNTE. HMPL and its wholly-owned subsidiary Hutchison MediPharma (Suzhou) Limited qualify as a HNTE up to December 31, 2019 and 2020 respectively.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the major subsidiaries and equity investees of the Company are Hong Kong incorporated companies and Hong Kong tax residents, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at December 31, 2018 and 2017, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the major subsidiaries and equity investees operating in the PRC will be distributed as dividends.

        The reconciliation of the Group's reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group's loss before income taxes and equity in earnings of equity investees is as follows:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Loss before income taxes and equity in earnings of equity investees	(86,655)	(53,536)	(47,356)

Tax calculated at the statutory tax rate of the Company	(14,298)	(8,833)	(7,814)
Tax effects of:
Different tax rates available in different jurisdictions	1,349	2,531	453
Tax valuation allowance	19,414	11,410	9,886
Preferential tax deduction	(5,800)	(3,347)	(3,205)
Expenses not deductible for tax purposes	1,902	391	688
Utilization of previously unrecognized tax losses	(329)	(387)	(21)
Withholding tax on undistributed earnings of PRC entities	1,983	1,980	3,532
Others	(257)	(665)	812

Income tax expense	3,964	3,080	4,331

(ii)   Deferred tax assets and liabilities

        The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2018	2017
	(in US$'000)
Deferred tax assets
Tax losses	48,046	31,028
Others	1,555	1,267

Total deferred tax assets	49,601	32,295
Less: Valuation allowance	(49,021)	(31,662)

Deferred tax assets	580	633

Deferred tax liabilities
Undistributed earnings from PRC entities	4,728	4,332
Others	108	120

Deferred tax liabilities	4,836	4,452

        The movements in deferred tax assets and liabilities are as follows:

	2018	2017	2016
	(in US'000)
As at January 1	(3,819)	(4,989)	(3,473)
Utilization of previously recognized withholding tax on undistributed earnings	1,373	3,179	1,526
(Charged)/Credited to the consolidated statements of operations
Withholding tax on undistributed earnings of PRC entities	(1,983)	(1,980)	(3,532)
Deferred tax on amortization of intangible assets	19	18	32
Deferred tax on provision for assets	(36)	236	147
Exchange differences	190	(283)	311

As at December 31	(4,256)	(3,819)	(4,989)

        The deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

        The tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2018	2017
	(in US$'000)
No expiry date	52,866	42,385
2018	—	858
2019	—	4,261
2020	—	36,188
2021	9	50,494
2022	182	65,195
2023	—	—
2024	4,081	—
2025	34,319	—
2026	48,328	—
2027	63,303	—
2028	111,753	—

	314,841	199,381

        The Company believes that it is more likely than not that future operations will not generate sufficient taxable income to realize the benefit of the deferred tax assets. The Company's subsidiaries have had sustained tax losses, which will expire within five years if not utilized in the case of PRC subsidiaries (ten years for HNTEs with effect from January 1, 2018), and which will not be utilized in the case of Hong Kong subsidiaries as they do not generate taxable profits. Accordingly, a valuation allowance has been recorded against the relevant deferred tax assets arising from the tax losses.

        The table below summarizes changes in the deferred tax valuation allowance:

	2018	2017	2016
	(in US$'000)
As at January 1	31,662	20,145	11,393
Charged to consolidated statements of operations	19,414	11,410	9,886
Utilization of previously unrecognized tax losses	(329)	(387)	(21)
Write-off of expired tax losses	—	(558)	—
Others	(105)	(89)	(288)
Exchange differences	(1,621)	1,141	(825)

As at December 31	49,021	31,662	20,145

        As at December 31, 2018 and 2017, the Group did not have any material unrecognized uncertain tax positions.

(iii) Income tax payable

	2018	2017	2016
	(in US$'000)
As at January 1	979	274	442
Current tax	1,964	1,354	978
Withholding tax upon dividend declaration from PRC entities	1,373	3,179	1,526
Tax paid	(3,752)	(3,836)	(2,664)
Exchange difference	(9)	8	(8)

As at December 31	555	979	274

22. (Losses)/Earnings per Share

(i)    Basic (losses)/earnings per share

        Basic (losses)/earnings per share is calculated by dividing the net (loss)/income attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic (losses)/earnings per share.

	Year Ended December 31,
	2018	2017	2016
Weighted average number of outstanding ordinary shares in issue	66,426,382	61,717,171	59,715,173

Net (loss)/income attributable to the Company (US$'000)	(74,805)	(26,737)	11,698

(Losses)/earnings per share attributable to the Company (US$ per share)	(1.13)	(0.43)	0.20

(ii)   Diluted (losses)/earnings per share

        Diluted (losses)/earnings per share is calculated by dividing net (loss)/income attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share option and LTIP awards issued by the Company using the treasury stock method.

	Year Ended December 31,
	2018	2017	2016
Weighted average number of outstanding ordinary shares in issue	66,426,382	61,717,171	59,715,173
Adjustment for share options and LTIP	—	—	255,877

	66,426,382	61,717,171	59,971,050

Net (loss)/income attributable to the Company (US$'000)	(74,805)	(26,737)	11,698

(Losses)/earnings per share attributable to the Company (US$ per share)	(1.13)	(0.43)	0.20

        For the years ended December 31, 2018 and 2017, the share options and LTIP awards issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect.

23. Segment Reporting

        The Group determines its operating segments from both business and geographic perspectives as follows:

  (i)
  Innovation Platform (Drug R&D): focuses on discovering, developing and commercializing targeted therapeutics in oncology and autoimmune diseases, and the provision of research and development services; and

  (ii)
  Commercial Platform: comprises of the manufacture, marketing and distribution of prescription and over-the-counter pharmaceuticals in the PRC as well as consumer health products through Hong Kong. The Commercial Platform is further segregated into two core business areas:

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

        The segment information is as follows:

	Year Ended December 31, 2018
	Innovation Platform	Commercial Platform
	Drug R&D	Prescription Drugs	Consumer Health
	PRC	PRC	PRC	Hong Kong	Subtotal	Unallocated	Total
	(in US$'000)
Revenue from external customers	41,233	132,829	11,949	28,098	172,876	—	214,109

Adjusted (LBIT)/EBIT	(83,724)	5,131	742	2,662	8,535	(16,435)	(91,624)
Interest income	119	66	16	59	141	5,718	5,978
Equity in earnings of equity investees, net of tax	(18,981)	29,884	8,430	—	38,314	—	19,333

Operating (loss)/profit	(102,586)	35,081	9,188	2,721	46,990	(10,717)	(66,313)
Interest expense	—	—	—	62	62	947	1,009
Income tax expense	81	1,063	179	420	1,662	2,221	3,964
Net (loss)/income attributable to ordinary shareholders of the Company	(102,412)	32,080	8,166	1,126	41,372	(13,765)	(74,805)
Depreciation/amortization	3,334	132	23	40	195	61	3,590
Additions to non-current assets (other than financial instruments and deferred tax assets)	5,198	114	36	434	584	720	6,502

	As at December 31, 2018
	Innovation Platform	Commercial Platform
	Drug R&D	Prescription Drugs	Consumer Health
	PRC	PRC	PRC	Hong Kong	Subtotal	Unallocated	Total
	(in US$'000)
Total assets	100,388	118,445	67,352	11,686	197,483	234,247	532,118
Property, plant and equipment	15,223	204	71	418	693	700	16,616
Leasehold land	1,174	—	—	—	—	—	1,174
Goodwill	—	2,779	407	—	3,186	—	3,186
Other intangible asset	—	347	—	—	347	—	347
Investments in equity investees	8,514	68,812	60,992	—	129,804	—	138,318

	Year Ended December 31, 2017
	Innovation Platform	Commercial Platform
	Drug R&D	Prescription Drugs	Consumer Health
	PRC	PRC	PRC	Hong Kong	Subtotal	Unallocated	Total
	(in US$'000)
Revenue from external customers	35,997	166,435	9,858	28,913	205,206	—	241,203

Adjusted (LBIT)/EBIT	(47,503)	3,272	578	3,029	6,879	(12,677)	(53,301)
Interest income	64	37	13	13	63	1,093	1,220
Equity in earnings of equity investees, net of tax	(4,547)	27,812	10,388	—	38,200	—	33,653

Operating (loss)/profit	(51,986)	31,121	10,979	3,042	45,142	(11,584)	(18,428)
Interest expense	—	—	—	66	66	1,389	1,455
Income tax expense	26	934	(457)	509	986	2,068	3,080
Net (loss)/income attributable to ordinary shareholders of the Company	(51,880)	28,999	9,773	1,261	40,033	(14,890)	(26,737)
Depreciation/amortization	2,400	116	17	18	151	27	2,578
Additions to non-current assets (other than financial instruments and deferred tax assets)	5,936	56	43	8	107	30	6,073

	As at December 31, 2017
	Innovation Platform	Commercial Platform
	Drug R&D	Prescription Drugs	Consumer Health
	PRC	PRC	PRC	Hong Kong	Subtotal	Unallocated	Total
	(in US$'000)
Total assets	63,268	122,665	58,961	13,794	195,420	339,244	597,932
Property, plant and equipment	13,917	160	61	30	251	52	14,220
Leasehold land	1,261	—	—	—	—	—	1,261
Goodwill	—	2,901	407	—	3,308	—	3,308
Other intangible asset	—	430	—	—	430	—	430
Investments in equity investees	19,512	69,417	55,308	—	124,725	—	144,237

	Year Ended December 31, 2016
	Innovation Platform	Commercial Platform
	Drug R&D	Prescription Drugs	Consumer Health
	PRC	PRC	PRC	Hong Kong	Subtotal	Unallocated	Total
	(in US$'000)
Revenue from external customers	35,228	149,861	6,984	24,007	180,852	—	216,080

Adjusted (LBIT)/EBIT	(36,657)	2,377	(493)	1,852	3,736	(13,306)	(46,227)
Interest income	52	31	34	1	66	384	502
Equity in earnings of equity investees, net of tax	(4,232)	60,288	10,188	—	70,476	—	66,244

Operating (loss)/profit	(40,837)	62,696	9,729	1,853	74,278	(12,922)	20,519
Interest expense	—	—	—	79	79	1,552	1,631
Income tax expense	—	777	(497)	289	569	3,762	4,331
Net (loss)/income attributable to ordinary shareholders of the Company	(40,735)	61,120	8,384	833	70,337	(17,904)	11,698
Depreciation/amortization	2,176	102	3	19	124	41	2,341
Additions to non-current assets (other than financial instruments and deferred tax assets)	4,138	67	20	51	138	51	4,327

        Revenue from external customers is after elimination of inter-segment sales. The amount eliminated attributable to sales within Consumer Health business from Hong Kong to the PRC was nil, US$2,536,000 and US$1,306,000 for the years ended December 31, 2018, 2017 and 2016 respectively. Sales between segments are carried out at mutually agreed terms.

        There was one customer which accounted for over 10% of the Group's revenue for the year ended December 31, 2018. There were no customers which accounted for over 10% of the Group's revenue for the years ended December 31, 2017 and 2016.

        Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

        A reconciliation of Adjusted LBIT to net (loss)/income is as follows:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Adjusted LBIT	(91,624)	(53,301)	(46,227)
Interest income	5,978	1,220	502
Equity in earnings of equity investees, net of tax	19,333	33,653	66,244
Interest expense	(1,009)	(1,455)	(1,631)
Income tax expense	(3,964)	(3,080)	(4,331)

Net (loss)/income	(71,286)	(22,963)	14,557

24. Note to Consolidated Statements of Cash Flows

        Reconciliation of net (loss)/income for the year to net cash used in operating activities:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Net (loss)/income	(71,286)	(22,963)	14,557
Adjustments to reconcile net (loss)/income to net cash used in operating activities
Amortization of finance costs	76	147	92
Depreciation and amortization	3,590	2,578	2,341
Loss on retirement of property, plant and equipment	33	57	30
Provision for excess and obsolete inventories	37	(16)	163
Provision for doubtful accounts	(202)	242	(208)
Share-based compensation expense—share options	7,903	1,316	1,780
Share-based compensation expense—LTIP	2,227	3,423	1,661
Equity in earnings of equity investees, net of tax	(19,333)	(33,653)	(66,244)
Dividends received from equity investees	35,218	55,586	30,528
Unrealized currency translation loss/(gain)	1,515	(399)	633
Changes in income tax balances	212	(756)	1,667
Changes in working capital
Accounts receivable—third parties	(1,564)	2,160	(7,258)
Accounts receivable—related parties	1,078	363	(2,354)
Other receivables, prepayments and deposits	(2,385)	(6,982)	(1,129)
Amounts due from related parties	27	220	1,157
Inventories	(557)	1,049	(3,430)
Long-term prepayment	292	123	361
Accounts payable	1,260	(11,173)	11,452
Other payables, accruals and advance receipts	16,286	5,194	7,554
Deferred revenue	(239)	(897)	(1,668)
Other deferred income	(446)	(275)	131
Amounts due to related parties	(6,589)	(4,287)	(1,385)

Total changes in working capital	7,163	(14,505)	3,431

Net cash used in operating activities	(32,847)	(8,943)	(9,569)

25. Litigation

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

26. Restricted Net Assets

        Relevant PRC laws and regulations permit payments of dividends by the Company's subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries in the PRC are required to make certain appropriations of net after-tax profits or increases in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company's subsidiaries in the PRC are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$7,427,000 and US$7,277,000 as at December 31, 2018 and 2017 respectively, which excludes the Company's subsidiaries with a shareholders' deficit. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company's subsidiaries in the PRC due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

        In addition, the Group has certain investments in equity investees in the PRC, where the Group's equity in undistributed earnings amounted to US$92,216,000 and US$85,400,000 as at December 31, 2018 and 2017 respectively.

27. Subsequent Events

        The Group evaluated subsequent events through March 11, 2019, which is the date when the consolidated financial statements were issued.

SHANGHAI HUTCHISON
PHARMACEUTICALS LIMITED

Report of Independent Auditors

To the Board of Directors and Shareholders of Shanghai Hutchison Pharmaceuticals Limited

        We have audited the accompanying consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited and its subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2018 and 2017, and the related consolidated income statements, consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018.

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

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shanghai Hutchison Pharmaceuticals Limited and its subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People's Republic of China
March 11, 2019

Shanghai Hutchison Pharmaceuticals Limited
Consolidated Income Statements
(in US$'000)

		Year Ended December 31,
	Note	2018	2017	2016
Revenue	5	275,649	244,557	222,368
Cost of sales		(82,710)	(68,592)	(64,237)

Gross profit		192,939	175,965	158,131
Selling expenses		(111,984)	(104,504)	(92,487)
Administrative expenses		(14,522)	(13,257)	(13,278)
Other net operating income	6	2,705	8,293	7,242
Gain on disposal of assets held for sale	7	—	—	88,536

Profit before taxation	8	69,138	66,497	148,144
Taxation charge	9	(9,371)	(10,874)	(27,645)

Profit for the year		59,767	55,623	120,499

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited
Consolidated Statements of Comprehensive Income
(in US$'000)

	Year Ended December 31,
	2018	2017	2016
Profit for the year	59,767	55,623	120,499
Other comprehensive (loss)/income that has been or may be reclassified subsequently to profit or loss:
Exchange translation differences	(5,797)	8,273	(8,571)

Total comprehensive income	53,970	63,896	111,928

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited
Consolidated Statements of Financial Position
(in US$'000)

		December 31,
	Note	2018	2017
Assets
Current assets
Cash and cash equivalents	11	25,051	43,527
Trade and bills receivables	12	31,834	22,445
Other receivables, prepayments and deposits	13	2,707	2,456
Inventories	14	64,920	61,107

Total current assets		124,512	129,535
Property, plant and equipment	15	83,058	90,734
Leasehold land		7,050	7,528
Other intangible asset		1,333	1,621
Deferred tax assets	16	7,091	3,594

Total assets		223,044	233,012

Liabilities and shareholders' equity
Current liabilities
Trade payables	17	7,172	11,773
Other payables, accruals and advance receipts	18	71,514	74,551
Current tax liabilities	19	5,671	5,341

Total current liabilities		84,357	91,665
Deferred income		6,909	8,616

Total liabilities		91,266	100,281

Shareholders' equity
Share capital		33,382	33,382
Reserves		98,396	99,349

Total shareholders' equity		131,778	132,731

Total liabilities and shareholders' equity		223,044	233,012

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited
Consolidated Statements of Changes in Equity
(in US$'000)

	Share capital	Exchange reserve	General reserves	Retained earnings	Total equity
As at January 1, 2016	33,382	2,241	925	56,715	93,263
Profit for the year	—	—	—	120,499	120,499
Other comprehensive loss
Exchange translation differences	—	(8,571)	—	—	(8,571)

Total comprehensive (loss)/income	—	(8,571)	—	120,499	111,928

Transfer between reserves	—	—	30	(30)	—
Dividends declared to shareholders	—	—	—	(55,057)	(55,057)

As at December 31, 2016	33,382	(6,330)	955	122,127	150,134

Profit for the year	—	—	—	55,623	55,623
Other comprehensive income
Exchange translation differences	—	8,273	—	—	8,273

Total comprehensive income	—	8,273	—	55,623	63,896

Transfer between reserves	—	—	15	(15)	—
Dividends declared to shareholders	—	—	—	(81,299)	(81,299)

As at December 31, 2017	33,382	1,943	970	96,436	132,731

Profit for the year	—	—	—	59,767	59,767
Other comprehensive loss
Exchange translation differences	—	(5,797)	—	—	(5,797)

Total comprehensive (loss)/income	—	(5,797)	—	59,767	53,970

Dividends declared to shareholders	—	—	—	(54,923)	(54,923)

As at December 31, 2018	33,382	(3,854)	970	101,280	131,778

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited
Consolidated Statements of Cash Flows
(in US$'000)

		Year Ended December 31,
	Note	2018	2017	2016
Operating activities
Net cash generated from operations	20	54,699	78,503	64,310
Interest received		638	844	467
Income tax paid	19	(12,158)	(19,887)	(15,595)

Net cash generated from operating activities		43,179	59,460	49,182

Investing activities
Purchase of property, plant and equipment	15	(5,172)	(7,744)	(11,171)
Proceeds from disposal of property, plant and equipment		13	—	4
Deposits into bank deposits maturing over three months		—	(19,076)	(57,001)
Proceeds from bank deposits maturing over three months		—	59,281	20,563
Proceeds from disposal of assets held for sale, net of costs	7	—	9,776	58,839
Capitalized interest expense paid for property, plant and equipment	15	—	—	(768)
Government grants received relating to property, plant and equipment		—	1,569	166

Net cash (used in)/generated from investing activities		(5,159)	43,806	10,632

Financing activities
Dividends paid to shareholders		(54,667)	(81,299)	(55,057)
Repayment of bank borrowings		—	—	(25,577)

Net cash used in financing activities		(54,667)	(81,299)	(80,634)

Net (decrease)/increase in cash and cash equivalents		(16,647)	21,967	(20,820)
Effect of exchange rate changes on cash and cash equivalents		(1,829)	1,268	(2,029)

		(18,476)	23,235	(22,849)
Cash and cash equivalents
Cash and cash equivalents at beginning of year		43,527	20,292	43,141

Cash and cash equivalents at end of year		25,051	43,527	20,292

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

        The Company was incorporated in the PRC on April 30, 2001 as a Chinese-Foreign Equity joint venture. The Company is jointly controlled by Shanghai Hutchison Chinese Medicine (HK) Investment Limited ("SHCM(HK)IL") and Shanghai Traditional Chinese Medicine Co., Ltd ("SHTCML").

        These consolidated financial statements are presented in United States dollars ("US$"), unless otherwise stated and have been approved for issue by the Company's Board of Directors on March 11, 2019.

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

        During the year, the Group has adopted all of the new standards, amendments and interpretations issued by the IASB that are relevant to the Group's operations and mandatory for annual periods beginning January 1, 2018, including IFRS 15 Revenue from Contracts with Customers as described in Note 2(v) below and IFRS 9 Financial Instruments as described in Note 2(l) below. The adoption of these new standards, amendments and interpretations did not have any material effects on the Group's results of operations or financial position.

IAS 1 and IAS 8 (Amendments)(2)	Definition of Material
IAS 19 (Amendments)(1)	Plan Amendment, Curtailment or Settlement
IAS 28 (Amendments)(1)	Long-term Interests in Associates and Joint Ventures
IFRS 3 (Amendments)(2)	Definition of a Business
IFRS 9 (Amendments)(1)	Prepayment Features with Negative Compensation
IFRS 16(1)	Leases
IFRS 17(3)	Insurance Contracts
IFRIC 23(1)	Uncertainty over Income Tax Treatments
IFRS 10 and IAS 28 (Amendments)(4)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Annual improvement 2015-2017(1)	Improvements to IASs and IFRSs
(1)
Effective for the Group for annual periods beginning on or after January 1, 2019.

(2)
Effective for the Group for annual periods beginning on or after January 1, 2020.

(3)
Effective for the Group for annual periods beginning on or after January 1, 2021.

(4)
Effective date to be determined by the IASB.

        The adoption of standards, amendments and interpretations listed above in future periods is not expected to have any material effects on the Group's results of operations or financial position, except for the adoption of IFRS 16.

        The IASB has issued IFRS 16, a new standard for leases which will replace IAS 17. The core principle of IFRS 16 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The Group will adopt the new standard using the simplified transition approach for fiscal years and interim periods within 2019 and will not restate comparative amounts prior to the date of adoption. Right-of-use assets will be measured on transition as if the new rules had always been applied. As a result, the Group will recognize a gross up to the consolidated statement of financial position on the date of adoption of US$1.0 million and US$0.9 million in right-of-use assets and lease liabilities respectively, primarily related to the Group's various offices under non-cancellable lease agreements that were accounted as operating leases under IAS 17 as at December 31, 2018.

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

(b)   Subsidiaries

        Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights, to variable return from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. In the consolidated financial statements, subsidiaries are accounted for as described in Note 2(a) above.

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

        Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the consolidated income statements.

        The financial statements of the Company and its subsidiaries are translated into the Company's presentation currency using the year end rates of exchange for the statement of financial position items and the average rates of exchange for the year for the income statement items. Exchange translation differences are recognized directly in other comprehensive income.

(d)   Property, Plant and Equipment

        Property, plant and equipment other than construction in progress are stated at historical cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes the purchase price of the asset and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated income statements during the financial period in which they are incurred.

        Depreciation is calculated using the straight-line method to allocate asset costs less accumulated impairment losses over their estimated useful lives. The principal estimated useful lives are as follows:

Buildings	20 years
Leasehold improvements	Over the unexpired period of the lease or 5 years, whichever is shorter
Plant and equipment	10 years
Furniture and fixtures, other equipment and motor vehicles	5 years

        The assets' useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

        Gains and losses on disposals are determined by comparing net sales proceeds with the carrying amount of the relevant assets and are recognized in the consolidated income statements.

(e)   Construction in Progress

        Construction in progress represents buildings, plant and machinery under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Cost includes the costs of construction of buildings and the costs of plant and machinery. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and ready for its intended use. When the assets concerned are brought into use, the costs are transferred to property, plant and equipment and depreciated in accordance with the policy as stated in Note 2(d).

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

        Where the research phase and the development phase of an internal project cannot be clearly distinguished, all expenditure incurred on the project is charged to the consolidated income statements.

(i)    Impairment of Non-Financial Assets

        Assets that have an indefinite useful life such as goodwill or intangible assets not ready to use are not subject to amortization and are tested for impairment annually. Assets are reviewed for impairment to determine whether there is any indication that the carrying value of these assets may not be recoverable and have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Such impairment loss is recognized in the consolidated income statements.

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

(l)    Trade and Other Receivables

        Trade and other receivables are recognized initially at fair value, which is the amount of consideration that is unconditional. Trade and other receivables solely represent payments of principal and interest, if any, and the Group holds such financial assets with the objective to collect its contractual cash flows. Therefore, the Group measures them subsequently at amortized cost using the effective interest method, less any provision for impairment after the adoption of IFRS 9. The Group applies the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. All other receivables at amortized cost are considered to have low credit risk, and the loss allowance recognized during the period was therefore limited to 12 months expected losses. The amount of the provision is recognized in the consolidated income statements.

(m)  Cash and Cash Equivalents

        In the consolidated statements of cash flows, cash and cash equivalents include cash on hand, bank deposits and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, if any.

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

        Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets and deferred income tax liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes related to the same fiscal authority.

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

(r)   Provisions

        Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

(s)   Operating Leases

        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated income statements on a straight-line basis over the period of the leases.

(t)    Borrowing Costs

        Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized in the consolidated income statements in the period in which they are incurred.

(u)   Government Incentives

        Incentives from government are recognized at their fair values where there is a reasonable assurance that the incentives will be received and all attached conditions will be complied with.

        Government incentives relating to costs are deferred and recognized in the consolidated income statements over the period necessary to match them with the costs that they are intended to compensate.

        Government grants relating to property, plant and equipment are included in non-current liabilities as deferred income and credited to the consolidated income statements on a straight-line basis over the expected lives of the related assets.

(v)   Revenue and Income Recognition

  Under IFRS 15

        The Group applied IFRS 15 to all contracts at the date of initial application of January 1, 2018 using the modified retrospective method. For sales of goods, the Group applied a portfolio approach to aggregate contracts into portfolios whose performance obligations do not differ materially from each other. In its assessment of each portfolio, the Group assessed the contracts under the new five-step model under IFRS 15 and determined there was no significant impact to the timing or amount of revenue recognition under the new guidance. The Group has updated its accounting policy for revenue recognition as detailed below.

        Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer, are also excluded from revenue. The Group recognizes revenue when it satisfies a performance obligation by transferring control over a good to a customer.

        The Group principally generates revenue from sales of goods. Revenue from sales of goods is recognized when the customer takes possession of the goods. This usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.

        Revenue from provision of services is recognized when the benefits of the services transfer to the customer over time, which is based on the proportionate value of services rendered as determined under the terms of the relevant contract. Additionally, when the amounts that can be invoiced correspond directly with the value to the customer for performance completed to date, the Group recognizes revenue from provision of services based on amounts that can be invoiced to the customer.

        Payments in advance from customers are deferred if consideration is received in advance of transferring control of the goods or rendering of services. Accounts receivable is recognized if the Group has an unconditional right to bill the customer, which is generally when the customer takes possession of the goods or services are rendered. Payment terms differ by subsidiary and customer, but generally range from 45 to 180 days from the invoice date.

  Under IAS 18

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

        Revenue is shown net of value-added tax, returns, volume rebates and discounts after eliminating sales within the Group. Revenue and income are recognized as follows:

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

(w)  Interest Income

        Interest income is recognized on a time-proportion basis using the effective interest method.

(x)   Segment Reporting

        Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers. The Company's Board of Directors, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the steering committee that makes strategic decisions.

(y)   General Reserves

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

  (i)
  Credit risk

        The carrying amounts of cash and cash equivalents, trade receivables (including bills receivables) and other receivables included in the consolidated statements of financial position represent the Group's maximum exposure to credit risk of the counterparty in relation to its financial assets.

        Substantially all of the Group's cash and cash equivalents are deposited in major financial institutions, which management believes are of high credit quality. The Group has a practice to limit the amount of credit exposure to any financial institution.

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

        Management periodically assesses the recoverability of trade receivables and other receivables. The Group's historical loss rates are adjusted to reflect current and forward-looking information on specific factors affecting the ability of the customers to settle the receivables, and historical experience collecting receivables falls within the recorded allowances.

  (ii)
  Cash flow interest rate risk

        As at December 31, 2018 and 2017, the Group has no significant interest-bearing assets except cash and cash equivalents, details of which have been disclosed in Note 11, and no interest-bearing bank borrowings.

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

        As at December 31, 2018 and 2017, the Group's current financial liabilities were mainly due for settlement within twelve months and the Group expects to meet all liquidity requirements.

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

        Currently, it is the Group's strategy to maintain a reasonable liabilities to assets ratio. The liabilities to assets ratio as at December 31, 2018 and 2017 was as follows:

	December 31,
	2018	2017
	(in US$'000)
Total liabilities	91,266	100,281
Total assets	223,044	233,012

Liabilities to assets ratio	40.9%	43.0%

(c)   Fair value estimation

        The Group does not have any financial assets or liabilities which are carried at fair value. The carrying amounts of the Group's current financial assets, including cash and cash equivalents, trade and bills receivables, and other receivables and current financial liabilities, including trade payables and other payables and accruals approximate their fair values due to their short-term maturities. The carrying amounts of the Group's financial instruments carried at cost or amortized cost are not materially different from their fair values.

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

4. Critical Accounting Estimates and Judgements

        Note 2 includes a summary of the significant accounting policies used in the preparation of the consolidated financial statements. The preparation of consolidated financial statements often requires the use of judgements to select specific accounting methods and policies from several acceptable alternatives. Furthermore, significant estimates and assumptions concerning the future may be required in selecting and applying those methods and policies in the consolidated financial statements. The Group bases its estimates and judgements on historical experience and various other assumptions that it believes are reasonable under the circumstances. Actual results may differ from these estimates and judgements under different assumptions or conditions.

        The following is a review of the more significant assumptions and estimates, as well as the accounting policies and methods used in the preparation of the consolidated financial statements.

(a)   Sales rebates

        Certain sales rebates are provided to customers when their business performance for an agreed period within the year and the whole year meets certain criteria as stipulated in the contracts. Sales rebates are considered variable consideration and the estimate of sales rebates during the year is based on estimated sales transactions for the entire period stipulated and is subject to change based on actual performance and collection status.

(b)   Useful lives of property, plant and equipment

        The Group has made substantial investments in property, plant and equipment. Changes in technology or changes in the intended use of these assets may cause the estimated period of use or value of these assets to change.

(c)   Deferred income tax

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

(d)   Disposal of assets classified as held for sale

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

5. Revenue and Segment Information

        Management has reviewed the Group's internal reporting in order to assess performance and allocate resources, and has determined that the Group has two reportable operating segments as follows:

        —Manufacturing business—manufacture and distribution of drug products

        —Distribution business—provision of sales, distribution and marketing services to pharmaceutical manufacturers

        The operating segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing approaches. The performance of each of the reportable segments is assessed based on a measure of earnings or losses before interest income, finance costs and taxation charge ("Adjusted EBIT" or "Adjusted EBIT/(LBIT)"). The aggregate amount of operating profit/(loss) for the two operating segments is the same as profit before taxation in the consolidated income statements for each of the years presented.

        The segment information is as follows:

	Year Ended December 31, 2018
	Manufacturing business	Distribution business
	PRC	PRC	Total
	(in US$'000)
Revenue from external customers	252,542	23,107	275,649

Adjusted EBIT	65,926	2,539	68,465
Interest income	348	325	673

Operating profit	66,274	2,864	69,138
Depreciation/amortization	7,500	5	7,505
Additions to non-current assets (other than financial instruments and deferred tax assets)	3,135	3	3,138

As at December 31, 2018
(in US$'000)
Total segment assets	211,534	11,510	223,044

	Year Ended December 31, 2017
	Manufacturing business	Distribution business
	PRC	PRC	Total
	(in US$'000)
Revenue from external customers	226,429	18,128	244,557

Adjusted EBIT/(LBIT)	65,920	(180)	65,740
Interest income	603	154	757

Operating profit/(loss)	66,523	(26)	66,497
Depreciation/amortization	6,917	25	6,942
Additions to non-current assets (other than financial instruments and deferred tax assets)	3,469	3	3,472

As at December 31, 2017
(in US$'000)
Total segment assets	221,997	11,015	233,012

	Year Ended December 31, 2016
	Manufacturing business	Distribution business
	PRC	PRC	Total
	(in US$'000)
Revenue from external customers	205,809	16,559	222,368

Adjusted EBIT/(LBIT)	169,312	(21,733)	147,579
Interest income	562	3	565

Operating profit/(loss)	169,874	(21,730)	148,144
Depreciation/amortization	3,503	23	3,526
Impairment of property, plant and equipment	1,174	—	1,174
Additions to non-current assets (other than financial instrument and deferred tax assets)	11,919	20	11,939

        Revenue from external customers is after elimination of inter-segment sales. The amount eliminated was US$82.8 million for 2018 (2017: US$67.4 million; 2016: US$25.6 million). Sales between segments are carried out at mutually agreed terms. Revenue from external customers from the manufacturing business is for sales of goods which are recognized at a point in time. Revenue from external customers from the distribution business is for provision of services which are recognized over time.

6. Other Net Operating Income

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Interest income	673	757	565
Net foreign exchange (losses)/gain	(32)	45	(51)
Other government subsidy	—	6,388	6,560
Other operating income	2,064	1,103	168

	2,705	8,293	7,242

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

8. Profit before taxation

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Profit before taxation	69,138	66,497	148,144

        Profit before taxation is stated after charging/(crediting) the following:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Cost of inventories recognized as expense	53,837	45,683	47,047
Depreciation of property, plant and equipment	7,109	6,556	3,135
Impairment of property, plant and equipment	—	—	1,174
Loss on disposal of property, plant and equipment	26	2	179
Amortization of leasehold land	168	164	166
Amortization of other intangible asset	228	222	225
Operating lease rentals in respect of land and buildings	764	856	737
Reversal of provision for trade receivables	—	—	(81)
Provision for excess and obsolete inventories	79	994	1,236
Research and development expense	2,158	3,414	1,753
Auditor's remuneration	173	163	138
Employee benefit expenses (Note 10)	85,943	70,401	61,092

9. Taxation Charge

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Current tax	13,088	10,949	26,709
Deferred income tax (Note 16)	(3,717)	(75)	936

Taxation charge	9,371	10,874	27,645

        The taxation charge on the Group's profit before taxation differs from the theoretical amount that would arise using the Group's weighted average tax rate as follows:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Profit before taxation	69,138	66,497	148,144

Tax calculated at the statutory tax rates of respective companies	17,285	16,624	37,036
Tax effects of:
Expenses not deductible for tax purposes	4,099	3,361	8,124
(Utilisation)/addition of unrecognized temporary differences (note (a))	(3,614)	816	451
Tax concession (note (b))	(8,263)	(8,497)	(18,203)
(Over)/Under provision in prior years	(136)	(5)	237
Tax benefits from change in tax law	—	(1,538)	—
Rate change on deferred tax assets	—	113	—

Taxation charge	9,371	10,874	27,645

Notes:

(a)
The reconciling amount for the year ended December 31, 2018 includes US$0.7 million for the recognition of deferred tax assets not previously recognized relating to deductible advertising and promotion expenses.

(b)
The Company has been granted the High and New Technology Enterprise status. Accordingly, the Company is subject to a preferential income tax rate of 15% in 2018 and up to 2019 (2017: 15%; 2016: 15%). Certain research and development expenses are also eligible for super-deduction such that 175% of qualified expenses incurred are deductible for tax purposes (2017: 150%; 2016: 150%).

        The weighted average tax rate calculated at the statutory tax rates of respective companies for the year was 25% (2017: 25%; 2016: 25%). The effective tax rate for the year was 13.6% (2017: 16.4%; 2016: 18.7%).

10. Employee Benefit Expenses

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Wages, salaries and bonuses	65,611	54,444	48,350
Pension costs—defined contribution plans	8,437	6,635	4,929
Staff welfare	11,895	9,322	7,813

	85,943	70,401	61,092

        Employee benefit expenses of approximately US$23.2 million (2017: US$14.3 million; 2016: US$13.5 million) are included in cost of sales.

11. Cash and cash equivalents

	December 31,
	2018	2017
	(in US$'000)
Cash and cash equivalents	25,051	43,527

        The cash and cash equivalents denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

12. Trade and Bills Receivables

	December 31,
	2018	2017
	(in US$'000)
Trade receivables—third parties	18,536	11,614
Trade receivables—related parties (Note 22(b))	7,039	6,966
Bills receivables	6,259	3,865

	31,834	22,445

        All trade and bills receivables are denominated in RMB and are due within one year from the end of the reporting period. The carrying values of trade and bills receivables approximate their fair values due to their short-term maturities.

        Movements on the provision for trade receivables are as follows:

	2018	2017	2016
	(in US$'000)
As at January 1	—	—	131
Reversal of provision for trade receivables	—	—	(81)
Decreased due to collection or write-off	—	—	(45)
Exchange difference	—	—	(5)

As at December 31	—	—	—

13. Other Receivables, Prepayments and Deposits

	December 31,
	2018	2017
	(in US$'000)
Prepayments to suppliers	902	358
Interest receivables	35	—
Deposits	1,420	846
Others	350	1,252

	2,707	2,456

14. Inventories

	December 31,
	2018	2017
	(in US$'000)
Raw materials	42,103	37,851
Work in progress	12,831	12,656
Finished goods	9,986	10,600

	64,920	61,107

15. Property, plant and equipment

	Buildings situated in the PRC	Leasehold improvements	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total
	(in US$'000)
Cost
As at January 1, 2018	72,070	501	23,158	7,574	2,415	105,718
Additions	114	—	516	770	1,738	3,138
Disposals	—	—	(104)	(269)	—	(373)
Transfers	293	—	—	204	(497)	—
Exchange differences	(3,043)	(21)	(987)	(345)	(148)	(4,544)

As at December 31, 2018	69,434	480	22,583	7,934	3,508	103,939

Accumulated depreciation and impairment
As at January 1, 2018	4,763	206	4,870	3,949	1,196	14,984
Depreciation	3,603	107	2,267	1,132	—	7,109
Disposals	—	—	(67)	(267)	—	(334)
Exchange differences	(331)	(13)	(284)	(200)	(50)	(878)

As at December 31, 2018	8,035	300	6,786	4,614	1,146	20,881

Net book value
As at December 31, 2018	61,399	180	15,797	3,320	2,362	83,058

	Buildings situated in the PRC	Leasehold improvements	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total
	(in US$'000)
Cost
As at January 1, 2017	67,221	315	20,003	6,213	2,606	96,358
Additions	26	162	541	1,133	1,610	3,472
Disposals	—	—	(8)	(174)	—	(182)
Transfers	603	—	1,316	(15)	(1,904)	—
Exchange differences	4,220	24	1,306	417	103	6,070

As at December 31, 2017	72,070	501	23,158	7,574	2,415	105,718

Accumulated depreciation and impairment
As at January 1, 2017	1,120	134	2,613	2,927	1,174	7,968
Depreciation	3,468	62	2,038	988	—	6,556
Disposals	—	—	(6)	(174)	—	(180)
Exchange differences	175	10	225	208	22	640

As at December 31, 2017	4,763	206	4,870	3,949	1,196	14,984

Net book value
As at December 31, 2017	67,307	295	18,288	3,625	1,219	90,734

	Buildings situated in the PRC	Leasehold improvements	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total
	(in US$'000)
Cost
As at January 1, 2016	—	318	1,403	3,925	82,837	88,483
Additions	—	15	349	801	10,774	11,939
Disposals	—	(177)	(293)	(234)	(120)	(824)
Transfers	70,222	179	16,553	1,817	(88,771)	—
Transfer from non-current assets classified as held for sale	—	1	2,794	266	—	3,061
Exchange differences	(3,001)	(21)	(803)	(362)	(2,114)	(6,301)

As at December 31, 2016	67,221	315	20,003	6,213	2,606	96,358

Accumulated depreciation and impairment
As at January 1, 2016	—	279	898	2,515	—	3,692
Depreciation	1,168	45	1,251	671	—	3,135
Disposals	—	(177)	(246)	(218)	—	(641)
Impairment	—	—	—	—	1,174	1,174
Transfer from non-current assets classified as held for sale	—	—	810	145	—	955
Exchange differences	(48)	(13)	(100)	(186)	—	(347)

As at December 31, 2016	1,120	134	2,613	2,927	1,174	7,968

Net book value
As at December 31, 2016	66,101	181	17,390	3,286	1,432	88,390

        During the year ended December 31, 2018, finance cost from bank borrowings of nil (2017: nil; 2016: US$0.6 million) was capitalized.

        Construction in progress in 2016 mainly related to the factory in Fengpu District, Shanghai. In September 2016, the factory was put into operation.

16. Deferred Tax Assets

        The movements in deferred tax assets are as follows:

	2018	2017	2016
	(in US$'000)
As at January 1	3,594	3,310	4,509
Credited/(debited) to the consolidated income statements
—Accrued expenses, provisions and depreciation allowances	3,717	75	(936)
Exchange differences	(220)	209	(263)

As at December 31	7,091	3,594	3,310

        During the year ended December 31, 2018, the Group recognized US$2.8 million deferred tax assets on temporary differences arising from advertising and promotion expenditures already incurred which are deductible against future taxable income.

        The Group's deferred tax assets are mainly temporary differences including accrued expenses, provisions and deferred income. The potential deferred tax assets in respect of tax losses which have not been recognized in the consolidated financial statements were approximately US$3.0 million (2017: US$1.3 million).

        These unrecognized tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2018	2017
	(in US$'000)
2019	8	16
2020	2,044	2,134
2021	2,009	2,097
2022	1,234	1,045
2023	6,508	—

	11,803	5,292

17. Trade Payables

	December 31,
	2018	2017
	(in US$'000)
Trade payables—third parties	4,032	8,774
Trade payables—related parties (Note 22(b))	3,140	2,999

	7,172	11,773

        All trade payables are denominated in RMB and due within one year from the end of the reporting period. The carrying value of trade payables approximates their fair values due to their short-term maturities.

18. Other Payables, Accruals and Advance Receipts

	December 31,
	2018	2017
	(in US$'000)
Accrued salaries and benefits	16,269	15,484
Accrued selling and marketing expenses	38,215	35,914
Value-added tax and tax surcharge payables	11,540	13,544
Payments in advance from customers (note)	1,295	2,159
Others	4,195	7,450

	71,514	74,551

Note: Substantially all customer balances as at December 31, 2017 were recognized during the year ended December 31, 2018. Additionally, substantially all customer balances as at December 31, 2018 are expected to be recognized within one year upon transfer of goods or services as the contracts have an expected duration of one year or less.

19. Current Tax Liabilities

	2018	2017	2016
	(in US$'000)
As at January 1	5,341	13,718	3,275
Current tax	13,088	10,949	26,709
Tax paid	(12,158)	(19,887)	(15,595)
Exchange difference	(600)	561	(671)

As at December 31	5,671	5,341	13,718

20. Notes to the Consolidated Statements of Cash Flows

(a)   Reconciliation of profit for the year to net cash generated from operations:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Profit for the year	59,767	55,623	120,499
Adjustments to reconcile profit for the year to net cash generated from operations
Taxation charge	9,371	10,874	27,645
Interest income	(673)	(757)	(565)
Gain on disposal of assets held for sale	—	—	(88,536)
Depreciation on property, plant and equipment	7,109	6,556	3,135
Loss on disposal of property, plant and equipment	26	2	179
Impairment of property, plant and equipment	—	—	1,174
Amortization of leasehold land	168	164	166
Amortization of other intangible asset	228	222	225
Movements on the provision for trade receivables	—	—	(81)
Provision for excess and obsolete inventories	79	994	1,236
Exchange differences	(568)	1,377	186
Changes in working capital:
Trade and bills receivables	(9,389)	1,273	(463)
Other receivables, prepayments and deposits	(216)	(1,057)	922
Inventories	(3,892)	(14,257)	(8,395)
Trade payables	(4,601)	3,794	3,572
Other payables, accruals and advance receipts	(1,003)	13,574	3,740
Deferred income	(1,707)	121	(329)

Total changes in working capital	(20,808)	3,448	(953)

Net cash generated from operations	54,699	78,503	64,310

(b)   Supplemental disclosure for non-cash activities

        During the years ended December 31, 2018 and 2017, there was a decrease in accruals made for purchases of property, plant and equipment of US$2.0 million and US$4.2 million respectively.

21. Commitments

(a)   Capital commitments

        The Group had the following capital commitments:

December 31, 2018
(in US$'000)
Property, plant and equipment
Contracted but not provided for	579

        Capital commitments for property, plant and equipment are mainly for improvements to the Group's plant.

(b)   Operating lease commitments

        The Group leases various offices under non-cancellable operating lease agreements. The future aggregate minimum lease payments in respect of non-cancellable operating leases were as follows:

December 31, 2018
(in US$'000)
Not later than 1 year	610
Between 1 to 2 years	521
Between 2 to 3 years	98
Between 3 to 4 years	7
Between 4 to 5 years	5

1,241

22. Significant Related Party Transactions

        The Group has the following significant transactions during the years with related parties which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(a)   Transactions with related parties:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Sales of goods to:
—A fellow subsidiary of SHTCML	10,987	27,471	26,044
—A fellow subsidiary of SHCM(HK)IL	2,071	—	—

	13,058	27,471	26,044

Purchase of goods from:
—Fellow subsidiaries of SHTCML	12,219	16,469	17,792

Rendering of marketing services from:
—A fellow subsidiary of SHTCML	—	—	223

Rendering of research and development services from:
—A fellow subsidiary of SHCM(HK)IL	859	789	315

Provision of marketing services to:
—A fellow subsidiary of SHTCML	5,917	—	—
—A fellow subsidiary of SHCM(HK)IL	12,703	10,195	8,401

	18,620	10,195	8,401

        No transactions have been entered into with the directors of the Company (being the key management personnel) during the year ended December 31, 2018 (2017 and 2016: nil).

(b)   Balances with related parties included in:

	December 31,
	2018	2017
	(in US$'000)
Trade and bills receivables
—A fellow subsidiary of SHTCML	532	399
—A fellow subsidiary of SHCM(HK)IL	6,507	6,567

	7,039	6,966

Other receivables, prepayments and deposits
—A fellow subsidiary of SHTCML	1,330	974

Trade payables
—A fellow subsidiary of SHTCML	3,140	2,999

Other payables, accruals and advance receipts
—Fellow subsidiaries of SHCM(HK)IL	733	888

        Balances with related parties are unsecured, interest-free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

23. Particulars of Principal Subsidiaries

		Nominal value of registered capital		Equity interest attributable to the Group
		As at December 31,		As at December 31,
	Place of establishment and operation
						Type of legal entity
Name		2018	2017	2018	2017		Principal activity
		(in RMB'000)
Shanghai Shangyao Hutchison Whampoa GSP Company Limited	PRC	20,000	20,000	100%	100%	Limited liability company	Distribution of drug products
Hutchison Heze Bio Resources & Technology Co., Limited	PRC	1,500	1,500	100%	100%	Limited liability company	Agriculture and sales of Chinese herbs

24. Subsequent Events

        The Group evaluated subsequent events through March 11, 2019, which is the date when the consolidated financial statements were issued.

HUTCHISON WHAMPOA GUANGZHOU
BAIYUNSHAN CHINESE MEDICINE
COMPANY LIMITED

Report of Independent Auditors

To the Board of Directors and Shareholders of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

        We have audited the accompanying consolidated financial statements of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited and its subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2018 and 2017, and the related consolidated income statements, consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018.

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

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited and its subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Guangzhou, the People's Republic of China
March 11, 2019

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited
Consolidated Income Statements
(in US$'000)

		Year Ended December 31,
	Note	2018	2017	2016
Revenue	5	215,838	227,422	224,131
Cost of sales		(102,701)	(135,964)	(134,776)

Gross profit		113,137	91,458	89,355
Selling expenses		(70,501)	(45,262)	(46,873)
Administrative expenses		(25,997)	(24,541)	(21,716)
Other net operating income	6	4,085	3,000	3,097

Operating profit	7	20,724	24,655	23,863
Share of profits of joint venture and associated companies, net of tax		131	65	19
Finance costs		(152)	(117)	(123)
Loss on divestment of a subsidiary	14	—	(169)	—

Profit before taxation		20,703	24,434	23,759
Taxation charge	8	(4,227)	(3,629)	(3,631)

Profit for the year		16,476	20,805	20,128

Attributable to:
Shareholders of the Company		16,860	20,776	20,376
Non-controlling interests		(384)	29	(248)

		16,476	20,805	20,128

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited
Consolidated Statements of Comprehensive Income
(in US$'000)

	Year Ended December 31,
	2018	2017	2016
Profit for the year	16,476	20,805	20,128
Other comprehensive (loss)/income that has been or may be reclassified subsequently to profit or loss:
Exchange translation differences	(5,640)	8,293	(9,248)

Total comprehensive income	10,836	29,098	10,880

Attributable to:
Shareholders of the Company	11,368	28,672	11,549
Non-controlling interests	(532)	426	(669)

	10,836	29,098	10,880

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited
Consolidated Statements of Financial Position
(in US$'000)

		December 31,
	Note	2018	2017
Assets
Current assets
Cash and cash equivalents	10	16,843	13,843
Trade and bills receivables	11	46,679	36,368
Other receivables, prepayments and deposits	12	5,707	6,936
Inventories	13	46,791	44,423

Total current assets		116,020	101,570
Property, plant and equipment	15	65,933	70,817
Leasehold land		9,739	10,424
Goodwill		8,384	8,751
Other intangible assets		2,434	2,906
Investments in a joint venture and associated companies		578	473
Deferred tax assets	16	2,095	2,489
Other non-current assets	17	11,190	11,366

Total assets		216,373	208,796

Liabilities and shareholders' equity
Current liabilities
Trade payables	18	15,664	15,545
Other payables, accruals and advance receipts	19	56,926	59,015
Current tax liabilities		1,384	1,227

Total current liabilities		73,974	75,787
Deferred tax liabilities	16	109	114
Deferred income	20	16,926	18,248
Finance lease payables		267	386

Total liabilities		91,276	94,535

Company's shareholders' equity
Share capital		24,103	24,103
Reserves		97,881	86,513

Total Company's shareholders' equity		121,984	110,616
Non-controlling interests		3,113	3,645

Total shareholders' equity		125,097	114,261

Total liabilities and shareholder's equity		216,373	208,796

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited
Consolidated Statements of Changes in Equity
(in US$'000)

	Attributable to shareholders of the Company
	Share capital	Exchange reserve	General reserves	Retained earnings	Total	Non- controlling interests	Total equity
As at January 1, 2016	24,103	7,643	131	89,646	121,523	3,540	125,063
Profit/(loss) for the year	—	—	—	20,376	20,376	(248)	20,128
Other comprehensive loss
Exchange translation differences	—	(8,827)	—	—	(8,827)	(421)	(9,248)

Total comprehensive (loss)/income	—	(8,827)	—	20,376	11,549	(669)	10,880

Dividends declared to shareholders	—	—	—	(6,000)	(6,000)	—	(6,000)
Dividend declared to a non-controlling shareholder of a subsidiary	—	—	—	—	—	(174)	(174)
Capital contribution from a non-controlling shareholder of a subsidiary	—	—	—	—	—	3,600	3,600

As at December 31, 2016	24,103	(1,184)	131	104,022	127,072	6,297	133,369

Profit for the year	—	—	—	20,776	20,776	29	20,805
Other comprehensive income
Exchange translation differences	—	7,896	—	—	7,896	397	8,293

Total comprehensive income	—	7,896	—	20,776	28,672	426	29,098

Dividends declared to shareholders	—	—	—	(45,128)	(45,128)	—	(45,128)
Divestment of a subsidiary	—	—	—	—	—	(3,078)	(3,078)

As at December 31, 2017	24,103	6,712	131	79,670	110,616	3,645	114,261

Profit/(loss) for the year	—	—	—	16,860	16,860	(384)	16,476
Other comprehensive loss
Exchange translation differences	—	(5,492)	—	—	(5,492)	(148)	(5,640)

Total comprehensive (loss)/income	—	(5,492)	—	16,860	11,368	(532)	10,836

As at December 31, 2018	24,103	1,220	131	96,530	121,984	3,113	125,097

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited
Consolidated Statements of Cash Flows
(in US$'000)

		Year Ended December 31,
	Note	2018	2017	2016
Operating activities
Net cash generated from operations	21(a)	29,174	24,844	16,426
Interest received		81	220	238
Finance costs paid		(152)	(117)	(412)
Income tax paid		(3,729)	(4,040)	(4,159)

Net cash generated from operating activities		25,374	20,907	12,093

Investing activities
Purchase of property, plant and equipment		(5,387)	(7,236)	(13,219)
Deposits in bank deposits maturing over three months		—	—	(1,466)
Proceeds from bank deposits maturing over three months		—	1,780	53
Government grants received relating to property, plant and equipment		1,198	660	3,733
Proceeds from divestment of a subsidiary, net of cash held	14	—	2,641	—

Net cash used in investing activities		(4,189)	(2,155)	(10,899)

Financing activities
Dividends paid to shareholders		(15,077)	(29,872)	(6,000)
Finance lease payments		(103)	(93)	—
Repayment of advances from shareholder	23(b)	(2,423)	—	—
Repayment of bank borrowings		—	—	(923)

Net cash used in financing activities		(17,603)	(29,965)	(6,923)

Net increase/(decrease) in cash and cash equivalents		3,582	(11,213)	(5,729)
Effect of exchange rate changes on cash and cash equivalents		(582)	1,474	(1,844)

		3,000	(9,739)	(7,573)
Cash and cash equivalents
Cash and cash equivalents at beginning of year		13,843	23,582	31,155

Cash and cash equivalents at end of year		16,843	13,843	23,582

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

        These consolidated financial statements are presented in United States dollars ("US$"), unless otherwise stated and have been approved for issue by the Company's Board of Directors on March 11, 2019.

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

        During the year, the Group has adopted all of the new standards, amendments and interpretations issued by the IASB that are relevant to the Group's operations and mandatory for annual periods beginning January 1, 2018, including IFRS 15 Revenue from Contracts with Customers as described in Note 2(z) below and IFRS 9 Financial Instruments as described in Note 2(p) below. The adoption of these new standards, amendments and interpretations did not have any material effects on the Group's results of operations or financial position.

        The following standards, amendments and interpretations were in issue but not yet effective for the financial year ended December 31, 2018 and have not been early adopted by the Group:

IAS 1 and IAS 8 (Amendments)(2)	Definition of Material
IAS 19 (Amendments)(1)	Plan Amendment, Curtailment or Settlement
IAS 28 (Amendments)(1)	Long-term Interests in Associates and Joint Ventures
IFRS 3 (Amendments)(2)	Definition of a Business
IFRS 9 (Amendments)(1)	Prepayment Features with Negative Compensation
IFRS 16(1)	Leases
IFRS 17(3)	Insurance Contracts
IFRIC 23(1)	Uncertainty over Income Tax Treatments
IFRS 10 and IAS 28 (Amendments)(3)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Annual improvement 2015-2017(1)	Improvements to IASs and IFRSs
(1)
Effective for the Group for annual periods beginning on or after January 1, 2019.

(2)
Effective for the Group for annual periods beginning on or after January 1, 2020.

(3)
Effective for the Group for annual periods beginning on or after January 1, 2021.

(4)
Effective date to be determined by the IASB.

        The adoption of standards, amendments and interpretations listed above in future periods is not expected to have any material effects on the Group's results of operations and financial position, except for the adoption of IFRS 16.

        The IASB has issued IFRS 16, a new standard for leases which will replace IAS 17. The core principle of IFRS 16 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize on the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The Group will adopt the new standard using the simplified transition approach for fiscal years and interim periods within 2019 and will not restate comparative amounts prior to the date of adoption. Right-of-use assets will be measured on transition as if the new rules had always been applied. As a result, the Group will recognize a gross up to the consolidated statement of financial position on the date of adoption of US$0.6 million and US$0.6 million in right-of-use assets and lease liabilities respectively, primarily related to the Group's various warehouses under non-cancellable lease agreements that were accounted as operating leases under IAS 17 as at December 31, 2018.

(a)   Basis of Consolidation

        The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries, and also include the Group's interests in a joint venture and associated companies on the basis set out in Notes 2(d) and 2(e) below.

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

(b)   Subsidiaries

        Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. In the consolidated financial statements, subsidiaries are accounted for as described in Note 2(a) above.

        Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

(c)   Transactions with Non-controlling Interests

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

(d)   Joint Arrangements

        Investments in joint arrangements are classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangement and determined it to be a joint venture. The joint venture is accounted for using the equity method.

        Under the equity method of accounting, the interest in joint venture is initially recognized at cost and adjusted thereafter to recognize the Group's share of the post-acquisition profits or losses and movements in other comprehensive income. The Group determines at each reporting date whether there is any objective evidence that the investment in the joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount in the consolidated income statements.

(e)   Associated Companies

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

(f)    Foreign Currency Translation

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

        Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the consolidated income statements.

        The financial statements of the Company, subsidiaries, joint venture and associated companies are translated into the Company's presentation currency using the year end rates of exchange for the statements of financial position items and the average rates of exchange for the year for the income statement items. Exchange translation differences are recognized directly in other comprehensive (loss)/income.

(g)   Property, Plant and Equipment

        Property, plant and equipment other than construction in progress are stated at historical cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes the purchase price of the asset and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the

Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated income statements during the financial period in which they are incurred.

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

        Gains and losses on disposals are determined by comparing net sales proceeds with the carrying amount of the relevant assets and are recognized in the consolidated income statements.

(h)   Construction in Progress

        Construction in progress represents buildings, plant and machinery under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Cost includes the costs of construction of buildings and the costs of plant and machinery. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and ready for its intended use. When the assets concerned are brought into use, the costs are transferred to property, plant and equipment and depreciated in accordance with the policy as stated in Note 2(g).

(i)    Leasehold Land

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

(j)    Goodwill

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/business at the date of acquisition, or the excess of fair value of business over its fair value of the net identifiable assets injected into the Company upon its formation. If the cost of acquisition is less than the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, the difference is recognized directly in the consolidated income statements.

        Goodwill is retained at the carrying amount as a separate asset, and subject to impairment test annually when there are indications that the carrying value may not be recoverable.

        The profit or loss on disposal of a subsidiary is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill.

(k)   Other Intangible Assets

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

(l)    Research and Development

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

        Where the research phase and the development phase of an internal project cannot be clearly distinguished, all expenditure incurred on the project is charged to the consolidated income statements.

(m)  Impairment of Non-Financial Assets

        Assets that have an indefinite useful life such as goodwill or intangible assets not ready to use are not subject to amortization and are tested for impairment annually. Assets are reviewed for impairment to determine whether there is any indication that the carrying value of these assets may not be recoverable and have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Such impairment loss is recognized in the consolidated income statements.

(n)   Non-current Assets (or Disposal Groups) Classified As Held For Sale

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

(o)   Inventories

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

(p)   Trade and Other Receivables

        Trade and other receivables are recognized initially at fair value, which is the amount of consideration that is unconditional. Trade and other receivables solely represent payments of principal and interest, if any, and the Group holds such financial assets with the objective to collect its contractual cash flows. Therefore, the Group measures them subsequently at amortized cost using the effective interest method, less any provision for impairment after the adoption of IFRS 9. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. All other receivables at amortized cost are considered to have low credit risk, and the loss allowance recognized during the period was therefore limited to 12 months expected losses. The amount of the provision is recognized in the consolidated income statements.

(q)   Cash and Cash Equivalents

        In the consolidated statements of cash flows, cash and cash equivalents include cash on hand, bank deposits and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, if any.

(r)   Borrowings

        Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statements over the period of the borrowings using the effective interest method.

(s)   Financial Liabilities and Equity Instruments

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

(t)    Current and Deferred Income Tax

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

        Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets and deferred income tax liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes related to the same fiscal authority.

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

(u)   Employee Benefits

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

(v)   Provisions

        Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

(w)  Leases

        Leases that transfer substantially all the rewards and risks of ownership of the assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalized at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalized finance leases, including prepaid land lease payments under finance leases, are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the consolidated income statements so as to provide a constant periodic rate of charge over the lease terms.

        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated income statements on a straight-line basis over the period of the leases.

(x)   Borrowing Costs

        Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized in the consolidated income statements in the period in which they are incurred.

(y)   Government Incentives

        Incentives from government are recognized at their fair values where there is a reasonable assurance that the incentives will be received and all attached conditions will be complied with.

        Government incentives relating to costs are deferred and recognized in the consolidated income statements over the period necessary to match them with the costs that they are intended to compensate.

        Government grants relating to property, plant and equipment are included in other payables, accruals and advance receipts and non-current liabilities as deferred income and credited to the consolidated income statements on a straight-line basis over the expected lives of the related assets.

(z)   Revenue and Income Recognition

  Under IFRS 15

        The Group applied IFRS 15 to all contracts at the date of initial application of January 1, 2018 using the modified retrospective method. For sales of goods, the Group applied a portfolio approach to aggregate contracts into portfolios whose performance obligations do not differ materially from each other. In its assessment of each portfolio, the Group assessed the contracts under the new five-step model under IFRS 15 and determined there was no significant impact to the timing or amount of revenue recognition under the new guidance. The Group has updated its accounting policy for revenue recognition as detailed below.

        Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer, are also excluded from revenue. The Group recognizes revenue when it satisfies a performance obligation by transferring control over a good to a customer.

        The Group principally generates revenue from sales of goods. Revenue from sales of goods is recognized when the customer takes possession of the goods. This usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.

        Revenue from provision of services is recognized when the benefits of the services transfer to the customer over time, which is based on the proportionate value of services rendered as determined under the terms of the relevant contract. Additionally, when the amounts that can be invoiced correspond directly with the value to the customer for performance completed to date, the Group recognizes revenue from provision of services based on amounts that can be invoiced to the customer.

        Payments in advance from customers are deferred if consideration is received in advance of transferring control of the goods or rendering of services. Accounts receivable is recognized if the Group has an unconditional right to bill the customer, which is generally when the customer takes possession of the goods or services are rendered. Payment terms differ by subsidiary and customer, but generally range from 45 to 180 days from the invoice date.

  Under IAS 18

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

        Revenue is shown net of value-added tax, returns, volume rebates and discounts after eliminating sales within the Group. Revenue and income are recognized as follows:

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

(aa) Interest income

        Interest income is recognized on a time-proportion basis using the effective interest method.

(ab) Segment Reporting

        Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-makers. The Company's Board of Directors, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the steering committee that makes strategic decisions.

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

  (i)
  Credit risk

        The carrying amounts of cash and cash equivalents, trade receivables (including bills receivables) and other receivables included in the consolidated statements of financial position represent the Group's maximum exposure to credit risk of the counterparty in relation to its financial assets.

        Substantially all of the Group's cash and cash equivalents are deposited in major financial institutions, which management believes are of high credit quality.

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

        Management periodically assesses the recoverability of trade receivables and other receivables. The Group's historical loss rates are adjusted to reflect current and forward-looking information on specific factors affecting the ability of the customers to settle the receivables, and historical experience collecting receivables falls within the recorded allowances.

  (ii)
  Cash flow interest rate risk

        As at December 31, 2018 and 2017, the Group has no significant interest-bearing assets except for cash and cash equivalents, details of which have been disclosed in Note 10, and has no interest-bearing bank borrowings.

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

        As at December 31, 2018 and 2017, the Group's current financial liabilities were mainly due for settlement within twelve months and the Group expects to meet all liquidity requirements.

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

        Currently, it is the Group's strategy to maintain a reasonable liabilities to assets ratio. The liabilities to assets ratio as at December 31, 2018 and 2017 was as follows:

	December 31,
	2018	2017
	(in US$'000)
Total liabilities	91,276	94,535
Total assets	216,373	208,796

Liabilities to assets ratio	42.2%	45.3%

(c)   Fair value estimation

        The Group does not have any financial assets or liabilities which are carried at fair value. The carrying amounts of the Group's current financial assets, including cash and cash equivalents, trade and bills receivables, other receivables and current financial liabilities, including trade payables, and other payables and accruals approximate their fair values due to their short-term maturities. The carrying amounts of the

Group's financial instruments carried at cost or amortized cost are not materially different from their fair values.

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

4. Critical Accounting Estimates and Judgements

        Note 2 includes a summary of the significant accounting policies used in the preparation of the consolidated financial statements. The preparation of consolidated financial statements often requires the use of judgements to select specific accounting methods and policies from several acceptable alternatives. Furthermore, significant estimates and assumptions concerning the future may be required in selecting and applying those methods and policies in the consolidated financial statements. The Group bases its estimates and judgements on historical experience and various other assumptions that it believes are reasonable under the circumstances. Actual results may differ from these estimates and judgements under different assumptions or conditions.

        The following is a review of the more significant assumptions and estimates, as well as the accounting policies and methods used in the preparation of the consolidated financial statements.

(a)   Sales rebates

        Certain sales rebates are provided to customers when their business performance for the whole year meets certain criteria as stipulated in the contracts. Sales rebates are considered variable consideration and the estimate of sales rebates during the year is based on estimated sales transactions for the entire period stipulated and is subject to change based on actual performance and collection status.

(b)   Useful lives of property, plant and equipment

        The Group has made substantial investments in property, plant and equipment. Changes in technology or changes in the intended use of these assets may cause the estimated period of use or value of these assets to change.

(c)   Impairment of non-financial assets

        The Group tests annually whether goodwill has suffered any impairment. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount in accordance with the accounting policy stated in Note 2(m). The recoverable amount of an asset or a cash-generating unit is determined based on the higher of the asset's or the cash-generating unit's fair value less costs to disposal and value-in-use. The value-in-use calculation requires the entity to estimate the future cash flows expected to arise from the asset and a suitable discount rate in order to calculate present value, and the growth rate assumptions in the cash flow projections which has been prepared on the basis of management's assumptions and estimates.

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

        The segment information is as follows:

	Year Ended December 31, 2018
	Manufacturing business	Distribution business
	PRC	PRC	Total
	(in US$'000)
Revenue from external customers	205,949	9,889	215,838

Adjusted EBIT	19,935	708	20,643
Interest income	53	28	81

Operating profit	19,988	736	20,724
Share of profits of joint venture and associated companies, net of tax	131	—	131
Finance costs	152	—	152
Depreciation/amortization	5,956	9	5,965
Additions to non-current assets (other than financial instruments and deferred tax assets)	3,471	—	3,471

As at December 31, 2018
(in US$'000)
Total segment assets	196,753	19,620	216,373

	Year Ended December 31, 2017
	Manufacturing business	Distribution business
	PRC	PRC	Total
	(in US$'000)
Revenue from external customers	176,134	51,288	227,422

Adjusted EBIT	23,280	1,155	24,435
Interest income	131	89	220

Operating profit	23,411	1,244	24,655
Share of profits of joint venture and associated companies, net of tax	65	—	65
Finance costs	117	—	117
Loss on divestment of a subsidiary	169	—	169
Depreciation/amortization	4,976	9	4,985
Additions to non-current assets (other than financial instruments and deferred tax assets)	6,111	1	6,112

As at December 31, 2017
(in US$'000)
Total segment assets	195,135	13,661	208,796

	Year Ended December 31, 2016
	Manufacturing business	Distribution business
	PRC	PRC	Total
	(in US$'000)
Revenue from external customers	155,838	68,293	224,131

Adjusted EBIT	23,077	548	23,625
Interest income	160	78	238

Operating profit	23,237	626	23,863
Share of profits of joint venture and associated companies, net of tax	19	—	19
Finance costs	123	—	123
Depreciation/amortization	2,902	56	2,958
Impairment of property, plant and equipment	617	—	617
Additions to non-current assets (other than financial instrument and deferred tax assets)	20,924	—	20,924

        Revenue from external customers is after elimination of inter-segment sales. The amount eliminated was US$1.9 million for 2018 (2017: US$3.0 million; 2016: US$16.2 million). Sales between segments are carried out at mutually agreed terms. Revenue from external customers is primarily for sales of goods which are recognized at a point in time, except for provision of services which are recognized over time of US$3.4 million in 2018 (2017: US$0.7 million; 2016 US$0.8 million) and included in the manufacturing business operating segment.

        A reconciliation of Adjusted EBIT for reportable segments to profit before taxation is provided as follows:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Adjusted EBIT for reportable segments	20,643	24,435	23,625
Interest income	81	220	238
Share of profits of joint venture and associated companies, net of tax	131	65	19
Finance costs	(152)	(117)	(123)
Loss on divestment of a subsidiary	—	(169)	—

Profit before taxation	20,703	24,434	23,759

6. Other Net Operating Income

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Interest income	81	220	238
Other operating income	4,332	3,306	3,435
Other operating expenses	(328)	(526)	(576)

	4,085	3,000	3,097

7. Operating Profit

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Operating profit	20,724	24,655	23,863

        Operating profit is stated after charging/(crediting) the following:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Cost of inventories recognized as expense	89,939	125,156	122,969
Depreciation of property, plant and equipment	5,348	4,380	2,227
Impairment of property, plant and equipment	—	—	617
Loss on disposal of property, plant and equipment	103	166	60
Amortization of leasehold land	256	253	255
Amortization of other intangible assets	361	352	476
Operating lease rentals in respect of land and buildings	1,180	1,214	872
Movements on the provision for trade receivables	19	(41)	38
Movements on the provision for excess and obsolete inventories	769	187	972
Research and development expense	823	1,014	1,098
Auditor's remuneration	81	87	90
Employee benefit expenses (Note 9)	33,454	32,659	31,910

8. Taxation Charge

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Current tax	3,930	4,298	4,518
Deferred income tax (Note 16)	297	(669)	(887)

Taxation charge	4,227	3,629	3,631

        The taxation charge on the Group's profit before taxation differs from the theoretical amount that would arise using the Group's weighted average tax rate as follows:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Profit before taxation	20,703	24,434	23,759

Tax calculated at the statutory tax rates of respective companies	5,176	6,109	5,940
Tax effects of:
Expenses not deductible for tax purposes	104	70	244
Tax concession (note (i))	(2,159)	(2,935)	(2,783)
Tax losses for which no deferred tax assets were recognized (note (ii))	1,005	396	250
Under provision in prior years	107	27	—
Others	(6)	(38)	(20)

Taxation charge	4,227	3,629	3,631

Note:

(i)
The Company has been granted the High and New Technology Enterprise status. Accordingly, the Company is subject to a preferential income tax rate of 15% in 2018 and up to 2019 (2017: 15%; 2016: 15%). Certain research and development expenses are also eligible for super-deduction such that 175% (2017: 150%; 2016: 150%) of qualified expenses incurred are deductible for tax purposes.

(ii)
This includes tax losses of a subsidiary for which US$0.7 million deferred tax asset previously recognized was reduced in the year ended December 31, 2018 based on the likelihood of such asset being utilized in the near future.

        The weighted average tax rate calculated at the statutory tax rates of respective companies for the year was 25% (2017: 25%; 2016: 25%). The effective tax rate for the year was 20.4% (2017: 14.9%; 2016: 15.3%).

9. Employee Benefit Expenses

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Wages, salaries and bonuses	23,910	23,700	23,490
Pension costs—defined contribution plans	8,408	7,637	7,417
Staff welfare	1,136	1,322	1,003

	33,454	32,659	31,910

        Employee benefit expenses of approximately US$9.2 million (2017: US$9.1 million; 2016: US$8.7 million) are included in cost of sales.

10. Cash and Cash Equivalents

	December 31,
	2018	2017
	(in US$'000)
Cash and cash equivalents	16,843	13,843

        The cash and cash equivalents denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

11. Trade and Bills Receivables

	December 31,
	2018	2017
	(in US$'000)
Trade receivables—third parties	1,624	1,755
Trade receivables—related parties (Note 23(b))	1,891	285
Bills receivables	43,164	34,328

	46,679	36,368

        All trade and bills receivables are denominated in RMB and are due within one year from the end of the reporting period. The carrying values of trade and bills receivables approximate their fair values due to their short-term maturities.

        Movements on the provision for trade receivables are as follows:

	2018	2017	2016
	(in US$'000)
As at January 1	75	110	165
Increase in provision for trade receivables	78	—	38
Decrease in provision due to subsequent collection	(59)	(41)	—
Transfer to assets classified as held for sale	—	—	(81)
Exchange differences	(4)	6	(12)

As at December 31	90	75	110

        The impaired and provided receivables as at December 31, 2018 and December 31, 2017 were aged over 1 year.

12. Other Receivables, Prepayments and Deposits

	December 31,
	2018	2017
	(in US$'000)
Prepayments to suppliers	2,867	3,272
Value-added tax receivables	1,310	2,157
Others	1,530	1,507

	5,707	6,936

13. Inventories

	December 31,
	2018	2017
	(in US$'000)
Raw materials	16,485	14,853
Work in progress	16,311	14,808
Finished goods	13,995	14,762

	46,791	44,423

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

15. Property, Plant and Equipment

	Buildings and facilities	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total
	(in US$'000)
Cost
As at January 1, 2018	63,378	26,720	8,494	1,973	100,565
Additions	228	539	1,607	1,097	3,471
Disposals	—	(343)	(47)	—	(390)
Transfers	399	82	1,101	(1,582)	—
Exchange differences	(2,686)	(1,132)	(455)	(65)	(4,338)

As at December 31, 2018	61,319	25,866	10,700	1,423	99,308

Accumulated depreciation
As at January 1, 2018	10,880	12,110	6,758	—	29,748
Depreciation	2,406	1,626	1,316	—	5,348
Disposals	—	(249)	(38)	—	(287)
Exchange differences	(547)	(558)	(329)	—	(1,434)

As at December 31, 2018	12,739	12,929	7,707	—	33,375

Net book value
As at December 31, 2018	48,580	12,937	2,993	1,423	65,933

	Buildings and facilities	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total
	(in US$'000)
Cost
As at January 1, 2017	25,969	13,701	7,769	42,618	90,057
Additions	2,539	291	677	2,605	6,112
Disposals	—	(328)	(1,026)	—	(1,354)
Transfers	32,214	11,847	580	(44,641)	—
Exchange differences	2,656	1,209	494	1,391	5,750

As at December 31, 2017	63,378	26,720	8,494	1,973	100,565

Accumulated depreciation
As at January 1, 2017	8,550	10,088	6,289	—	24,927
Depreciation	1,762	1,841	777	—	4,380
Disposals	—	(484)	(704)	—	(1,188)
Exchange differences	568	665	396	—	1,629

As at December 31, 2017	10,880	12,110	6,758	—	29,748

Net book value
As at December 31, 2017	52,498	14,610	1,736	1,973	70,817

	Buildings and facilities	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total
	(in US$'000)
Cost
As at January 1, 2016	26,757	12,794	7,888	31,259	78,698
Additions	816	706	926	15,390	17,838
Disposals	(25)	(11)	(53)	—	(89)
Transfers	226	1,134	17	(1,377)	—
Transfer to assets classified as held for sale	—	—	(447)	—	(447)
Exchange differences	(1,805)	(922)	(562)	(2,654)	(5,943)

As at December 31, 2016	25,969	13,701	7,769	42,618	90,057

Accumulated depreciation
As at January 1, 2016	7,774	10,070	6,163	—	24,007
Depreciation	842	592	793	—	2,227
Disposals	(1)	(9)	(19)	—	(29)
Impairment	487	130	—	—	617
Transfer to assets classified as held for sale	—	—	(206)	—	(206)
Exchange differences	(552)	(695)	(442)	—	(1,689)

As at December 31, 2016	8,550	10,088	6,289	—	24,927

Net book value
As at December 31, 2016	17,419	3,613	1,480	42,618	65,130

        Construction in progress in 2016 mainly related to the construction of an office building and a factory. In March 2017 and December 2017, the factory and office became ready for its intended use respectively.

16. Deferred Tax Assets and Liabilities

	December 31,
	2018	2017
	(in US$'000)
Deferred tax assets	2,095	2,489
Deferred tax liabilities	(109)	(114)

Net deferred tax assets	1,986	2,375

        The movements in net deferred tax assets are as follows:

	2018	2017	2016
	(in US$'000)
At January 1	2,375	1,586	667
(Debited)/credited to the consolidated income statements
—Tax losses	(867)	657	552
—Accrued expenses, provisions, depreciation allowances	570	12	335
Transfer to assets classified as held for sale	—	—	113
Exchange differences	(92)	120	(81)

At December 31	1,986	2,375	1,586

        The Group's deferred tax assets and liabilities are temporary differences including tax losses, accrued expenses, provisions and depreciation allowances. The potential deferred tax assets in respect of tax losses which have not been recognized in the consolidated financial statements were approximately US$1.0 million (2017: US$0.6 million).

        These unrecognized tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2018	2017
	(in US$'000)
2018	—	170
2019	16	207
2020	574	240
2021	887	169
2022	1,757	1,661
2023	922	—

	4,156	2,447

17. Other Non-Current Assets

	December 31,
	2018	2017
	(in US$'000)
Leasehold land rights (note)	10,691	11,160
Others	499	206

	11,190	11,366

Note: Represents payments for a land use right. The title of the land is in the process of registration, pending remaining administrative procedures. The respective payments are recorded in other non-current assets until the registration is completed and title is transferred to the Company. As at December 31, 2018, this process is still in progress.

18. Trade Payables

	December 31,
	2018	2017
	(in US$'000)
Trade payables—third parties	10,281	11,707
Trade payables—related parties (Note 23(b))	5,383	3,838

	15,664	15,545

        All trade payables are denominated in RMB and due within one year from the end of the reporting period. The carrying value of trade payables approximates their fair values due to their short-term maturities.

19. Other Payables, Accruals and Advance Receipts

	December 31,
	2018	2017
	(in US$'000)
Other payables and accruals
Accrued salaries and benefits	3,665	5,512
Accrued selling and administrative expenses	12,913	4,920
Value-added tax and tax surcharge payables	4,977	2,178
Deposits received	4,188	2,894
Finance lease payables	105	104
Dividends payable	—	15,256
Other payables to manufacturers	9,086	4,323
Others	5,470	10,987

	40,404	46,174

Advance receipts
Payments in advance from customers (note)	14,716	11,423
Deferred government incentives	1,806	1,418

	16,522	12,841

	56,926	59,015

Note: Substantially all customer balances as at December 31, 2017 were recognized during the year ended December 31, 2018. Additionally, substantially all customer balances as at December 31, 2018 are expected to be recognized within one year upon transfer of goods or services as the contracts have an expected duration of one year or less.

20. Deferred Income

	December 31,
	2018	2017
	(in US$'000)
Deferred government incentives:
Buildings and other non-current assets	12,747	13,850
Others	4,179	4,398

	16,926	18,248

21. Notes to the Consolidated Statements of Cash Flows

(a)   Reconciliation of profit for the year to net cash generated from operations:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Profit for the year	16,476	20,805	20,128
Adjustments to reconcile profit for the year to net cash generated from operations
Taxation charge	4,227	3,629	3,631
Finance costs	152	117	123
Interest income	(81)	(220)	(238)
Share of profits of joint venture and associated companies, net of tax	(131)	(65)	(19)
Depreciation on property, plant and equipment	5,348	4,380	2,227
Loss on disposal of property, plant and equipment	103	166	60
Impairment of property, plant and equipment	—	—	617
Amortization of leasehold land	256	253	255
Amortization of other intangible assets	361	352	476
Movements on the provision for trade receivables	19	(41)	38
Movements on the provision for excess and obsolete inventories	769	187	972
Amortization of deferred income	(1,753)	(1,076)	(1,941)
Loss on divestment of a subsidiary	—	169	—
Exchange differences	(1,617)	1,363	(810)
Changes in working capital:
Trade and bills receivables	(10,330)	6,903	(15,266)
Other receivables, prepayments and deposits	1,229	(3,265)	(2,153)
Inventories	(3,137)	(15,771)	2,633
Other non-current assets	(302)	(206)	—
Trade payables	119	(3,424)	10,531
Other payables, accruals and advance receipts	17,466	11,194	(4,838)
Movements on the net assets classified as held for sale	—	(606)	—

Total changes in working capital	5,045	(5,175)	(9,093)

Net cash generated from operations	29,174	24,844	16,426

(b)   Supplemental disclosure for non-cash activities

        During the years ended December 31, 2018 and 2017, there was a decrease in accruals made for purchases of property, plant and equipment of US$1.9 million and US$1.1 million respectively. During the year ended December 31, 2016, there was an increase in accruals made for purchases of property, plant and equipment of US$3.7 million.

        During the year ended December 31, 2016, a non-controlling shareholder of a subsidiary made an additional capital contribution in the form of intangible assets amounting to US$3.6 million.

22. Commitments

(a)   Capital commitments

        The Group had the following capital commitments:

December 31, 2018
(in US$'000)
Property, plant and equipment
Contracted but not provided for	780

        Capital commitments for property, plant and equipment are mainly for improvements of the Group's plant.

(b)   Operating lease commitments

        The Group leases various warehouses under non-cancellable operating lease agreements. The future aggregate minimum lease payments in respect of non-cancellable operating leases were as follows:

December 31, 2018
(in US$'000)
Not later than 1 year	885
Between 1 to 2 years	144
Between 2 to 3 years	151
Between 3 to 4 years	52
Between 4 to 5 years	—

1,232

23. Significant Related Party Transactions

        The Group has the following significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(a)   Transactions with related parties:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Sales of goods to:
—Fellow subsidiaries of GBPHCL	23,015	24,252	22,872
—A fellow subsidiary of GZHCMHK	756	946	280

	23,771	25,198	23,152

Other services income from:
—Fellow subsidiaries of GBPHCL	6,994	3,171	2,310

Purchase of goods from:
—An equity investee	4,349	1,726	745
—Fellow subsidiaries of GBPHCL	33,044	31,446	36,291

	37,393	33,172	37,036

Advertising expenses to:
—A fellow subsidiary of GBPHCL	7,752	5,957	3,527

Interest paid to:
—A fellow subsidiary of GBPHCL	45	92	85
—A non-controlling shareholder of a subsidiary	21	25	—

	66	117	85

        No transactions have been entered into with the directors of the Company (being the key management personnel) during the year ended December 31, 2018 (2017 and 2016: nil).

(b)   Balances with related parties included in:

	December 31,
	2018	2017
	(in US$'000)
Trade and bills receivables
—Fellow subsidiaries of GZHCMHK (note (i))	—	20
—Fellow subsidiaries of GBPHCL (note (i))	1,891	265

	1,891	285

Trade payables
—Fellow subsidiaries of GBPHCL (note (i))	4,665	3,838
—An equity investee (note (i))	718	—

	5,383	3,838

Other receivables—related parties
—Fellow subsidiaries of GBPHCL (note (i))	1,113	727
—An equity investee (note (i))	112	443

	1,225	1,170

Other payables, accruals and advance receipt
—Fellow subsidiaries of GZHCMHK (note (i))	156	158
—Fellow subsidiaries of GBPHCL (note (i))	6,704	3,231
—GBPHCL (note (ii))	134	2,477
—GZHCMHK (dividend payable)	—	7,628
—GBPHCL (dividend payable)	—	7,628

	6,994	21,122

Notes:

(i)
Balances are unsecured, interest-free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

(ii)
Balance is unsecured, interest bearing and repayable on demand. The carrying value of balance with a related party approximates its fair value due to its short-term maturity. During the year ended December 31, 2018, the balance of advances from a shareholder of US$2.3 million was repaid.

24. Particulars of Principal Subsidiaries, Joint Venture and Associated Companies

		Nominal value of registered capital		Equity interest attributable to the Group
		As at December 31,		As at December 31,
	Place of establishment and operation
						Type of legal entity
Name		2018	2017	2018	2017		Principal activity
		(in RMB'000)
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine (Bozhou) Co. Ltd	PRC	100,000	100,000	100%	100%	Limited liability company	Manufacture, sales and distribution of drug products
Hutchison Whampoa Guangzhou Baiyunshan Pharmaceuticals Limited	PRC	10,000	10,000	100%	100%	Limited liability company	Sales and marketing of drug products
Hutchison Whampoa Guangzhou Baiyunshan Health & Wellness Co. Ltd	PRC	10,000	10,000	100%	100%	Limited liability company	Health supplemented food distribution
Hutchison Whampoa Baiyunshan Lai Da Pharmaceuticals (Shan Tou) Company Limited	PRC	10,000	10,000	70%	70%	Limited liability company	Manufacture, sales and distribution of drug products
Fuyang Baiyunshan Hutchison Whampoa Chinese Medicine Technology Company Limited	PRC	3,650	3,650	75%	75%	Limited liability company	Agriculture and sales of Chinese herbs
Wenshan Baiyunshan Hutchison Whampoa Sanqi Co. Ltd.	PRC	2,000	2,000	51%	51%	Limited liability company	Agriculture and sales of Chinese herbs
Daqing Baiyunshan Hutchison Whampoa Banlangen Technology Company Limited	PRC	1,020	1,020	51%	51%	Limited liability company	Agriculture and sales of Chinese herbs
Shen Nong Garden Traditional Chinese Medicine Museum	PRC	1,000	1,000	100%	100%	Non-profit making organization	Promote awareness of Chinese herbs
Nanyang Baiyunshan Hutchison Whampoa Danshen R&D Limited	PRC	1,000	1,000	51%	51%	Limited liability company	Agriculture and sales of Chinese herbs
Bozhou Baiyunshan Pharmaceuticals Co Ltd	PRC	500	500	100%	100%	Limited liability company	Manufacture, sales and distribution of drug products
Shen Nong Garden Pharmacy Company Limited	PRC	200	—	100%	—	Limited liability company	Retail of drug products, health foods and souvenirs
Joint Venture
Qing Yuan Baiyunshan Hutchison Whampoa ChuanXinLian R&D Limited	PRC	1,000	1,000	50%	50%	Limited liability company	Agriculture and sales of Chinese herbs
Associated companies
Linyi Shenghe Jiuzhou Pharmaceuticals Company Limited	PRC	3,000	3,000	30%	30%	Limited liability company	Agriculture and sales of Chinese herbs
Tibet Lizhi Guangzhou Pharmaceutical Development Co. Ltd.	PRC	2,000	2,000	20%	20%	Limited liability company	Trading of Chinese herbs

25. Subsequent events

        The Group evaluated subsequent events through March 11, 2019, which is the date when the consolidated financial statements were issued.

NUTRITION SCIENCE PARTNERS LIMITED

Report of Independent Auditors

To the Board of Directors and Shareholders of Nutrition Science Partners Limited

        We have audited the accompanying consolidated financial statements of Nutrition Science Partners Limited and its subsidiary, which comprise the consolidated statements of financial position as of December 31, 2018 and 2017, and the related consolidated income statements, consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018.

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

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nutrition Science Partners Limited and its subsidiary as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers
Hong Kong
March 11, 2019

Nutrition Science Partners Limited
Consolidated Income Statements
(in US$'000)

		Year Ended December 31,
	Note	2018	2017	2016
Service fees charged by related party	5	(6,973)	(8,893)	(8,123)
Other research and development costs		(1,361)	(242)	(321)
Impairment provision	8	(30,000)	—	—
Administrative expenses		(52)	(75)	(38)
Interest income		188	—	—

Loss before taxation		(38,198)	(9,210)	(8,482)
Taxation charge	6	—	—	—

Loss for the year		(38,198)	(9,210)	(8,482)

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Science Partners Limited
Consolidated Statements of Comprehensive Income
(in US$'000)

	Year Ended December 31,
	2018	2017	2016
Loss for the year	(38,198)	(9,210)	(8,482)

Total comprehensive loss for the year	(38,198)	(9,210)	(8,482)

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Science Partners Limited
Consolidated Statements of Financial Position
(in US$'000)

		December 31,
	Note	2018	2017
Assets
Current assets
Cash and cash equivalents	7	17,320	9,640
Non-current asset
Intangible asset	8	—	30,000

Total assets		17,320	39,640

Liabilities and shareholders' equity
Current liabilities
Other payables and accruals		1,044	289
Amounts due to related companies	10	73	950

Total liabilities		1,117	1,239

Shareholders' equity
Share capital	9	114,000	98,000
Accumulated losses		(97,797)	(59,599)

Total shareholders' equity		16,203	38,401

Total liabilities and shareholders' equity		17,320	39,640

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Science Partners Limited
Consolidated Statements of Changes in Equity
(in US$'000)

	Share capital	Accumulated losses	Total equity
As at January 1, 2016	60,000	(41,907)	18,093
Issuance of share capital	10,000	—	10,000
Capitalization of shareholders' loans	14,000	—	14,000
Total comprehensive loss	—	(8,482)	(8,482)

As at December 31, 2016	84,000	(50,389)	33,611

Issuance of share capital	14,000	—	14,000
Total comprehensive loss	—	(9,210)	(9,210)

As at December 31, 2017	98,000	(59,599)	38,401

Issuance of share capital	16,000	—	16,000
Total comprehensive loss	—	(38,198)	(38,198)

As at December 31, 2018	114,000	(97,797)	16,203

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Science Partners Limited
Consolidated Statements of Cash Flows
(in US$'000)

		Year Ended December 31,
	Note	2018	2017	2016
Operating activities
Loss for the year		(38,198)	(9,210)	(8,482)
Impairment provision	8	30,000	—	—
Changes in working capital:
Prepayments		—	—	410
Other payables and accruals		755	149	(311)
Amounts due to related companies		(877)	(692)	1,152

Net cash used in operating activities		(8,320)	(9,753)	(7,231)

Financing activities
Proceeds from issuance of share capital	9	16,000	14,000	10,000

Net cash generated from financing activities		16,000	14,000	10,000

Net increase in cash and cash equivalents		7,680	4,247	2,769
Cash and cash equivalents
Cash and cash equivalents at beginning of year		9,640	5,393	2,624

Cash and cash equivalents at end of year		17,320	9,640	5,393

Supplemental disclosure of non-cash activities
Capitalization of shareholders' loans	9	—	—	14,000

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Science Partners Limited

Notes to the Consolidated Financial Statements

1. General Information

        Nutrition Science Partners Limited (the "Company") and its subsidiary (together, the "Group") are principally engaged in the research and development of pharmaceutical products. The Company was incorporated in Hong Kong on May 28, 2012 as a limited liability company. During the year, the registered office of the Company was located at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. It was relocated to 48th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong, on January 28, 2019 subsequent to the end of the reporting period.

        On November 27, 2012, Hutchison MediPharma (Hong Kong) Limited ("HMPHK"), a subsidiary of Hutchison China MediTech Limited ("Chi-Med", which together with its subsidiaries, hereinafter collectively referred to as the "Chi-Med Group") and Nestlé Health Science S.A. ("NHS"), a subsidiary of Nestlé S.A. ("Nestlé"), entered into a joint venture agreement ("JV Agreement"). Pursuant to the JV Agreement, Nestlé agreed to contribute cash of US$30 million and the Chi-Med Group agreed to contribute assets and business processes including (i) the global development and commercial rights of a novel, oral therapy drug candidate for Inflammatory Bowel Disease and (ii) the exclusive rights to its extensive botanical library and well-established botanical research and development platform in the field of gastrointestinal disease into the Company. The Company is jointly owned by HMPHK and NHS with 50% equity interest each.

        These consolidated financial statements are presented in United States dollars ("US$"), unless otherwise stated and have been approved for issue by the Company's Board of Directors on March 11, 2019.

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

        During the year, the Group has adopted all of the new standards, amendments and interpretations issued by the IASB that are relevant to the Group's operations and mandatory for annual periods beginning January 1, 2018. The adoption of these new standards, amendments and interpretations did not have any material effects on the Group's results of operations or financial position.

        The following standards, amendments and interpretations were in issue but not yet effective for the financial year ended December 31, 2018 and have not been early adopted by the Group:

IAS 1 and IAS 8 (Amendments)(2)	Definition of Material
IAS 19 (Amendments)(1)	Plan Amendment, Curtailment or Settlement
IAS 28 (Amendments)(1)	Long-term Interests in Associates and Joint Ventures
IFRS 3 (Amendments)(2)	Definition of a Business
IFRS 9 (Amendments)(1)	Prepayment Features with Negative Compensation
IFRS 16(1)	Leases
IFRS 17(3)	Insurance Contracts
IFRIC 23(1)	Uncertainty over Income Tax Treatments
IFRS 10 and IAS 28 (Amendments)(4)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Annual improvement 2015-2017(1)	Improvements to IASs and IFRSs
(1)
Effective for the Group for annual periods beginning on or after January 1, 2019.

(2)
Effective for the Group for annual periods beginning on or after January 1, 2020.

(3)
Effective for the Group for annual periods beginning on or after January 1, 2021.

(4)
Effective date to be determined by the IASB.

        The adoption of standards, amendments and interpretations listed above in future periods is not expected to have any material effects on the Group's results of operations and financial position.

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

(c)   Foreign Currency Translation

        Items included in the financial statements of each of the Group's companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional currency of the Company and its subsidiaries as well as the presentation currency of the Group is the US$.

        Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the consolidated income statements.

(d)   Segment Reporting

        The Group has one operating segment which conducts research and development activities. All segment assets are located in Hong Kong. The Company's Board of Directors has been identified as the Group's chief operating decision-maker and reviews the consolidated results of the Group for the purposes of resource allocation and performance assessment. Therefore, no additional reportable segment and geographical information has been presented.

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

        As at December 31, 2018 and 2017, the Group's current financial liabilities were all contractually due for settlement within twelve months and the Group expects to meet all liquidity requirements.

(ii)   Capital Management

        The primary objective of the Group's capital management is to safeguard the Group's ability to continue as a going concern.

        The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made to these objectives, policies or processes for managing capital during the years ended December 31, 2018, 2017 and 2016.

(iii) Fair Value Estimation

        The fair values of the financial asset and liabilities of the Group approximate their carrying amounts largely due to the short term maturities of these instruments.

4. Critical Accounting Estimates and Judgements

        Note 2 includes a summary of the significant accounting policies used in the preparation of the consolidated financial statements. The preparation of the consolidated financial statements often requires the use of judgements to select specific accounting methods and policies from several acceptable alternatives. Furthermore, significant estimates and assumptions concerning the future may be required in selecting and applying those methods and policies in the consolidated financial statements. The Group bases its estimates and judgements on historical experience and various other assumptions that it believes are reasonable under the circumstances. Actual results may differ from these estimates and judgements under different assumptions or conditions.

        The following is a review of the more significant assumptions and estimates, as well as the accounting policies and methods used in the preparation of the consolidated financial statements.

(i) Impairment of intangible asset

        The Group tests annually whether an intangible asset not ready for use has incurred any impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets exceeds its recoverable amount in accordance with the accounting policy stated in Note 2(e). The recoverable amount of an asset or a cash-generating unit is determined based on the higher of the asset's or the cash-generating unit's fair value less costs to sell and value-in-use. The value-in-use calculation requires the entity to estimate the future cash flows expected to arise from the asset and a suitable discount rate in order to calculate present value, and the growth rate assumptions in the cash flow projections which have been prepared on the basis of management's assumptions and estimates. The fair value less costs to sell for an asset not traded in an active market is determined using valuation techniques (level 3 in the fair value hierarchy).

        During the year ended December 31, 2018, the Group recorded a full impairment provision of the intangible asset. Refer to Note 8.

5. Significant Related Party Transactions

(i)
The Group has the following significant transactions during the years with related parties which were carried out in the normal course of business at terms equivalent to those that prevail in arm's length transactions and agreed by the relevant parties:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Service fees charged by a subsidiary of Chi-Med	6,973	8,893	8,123

        On March 25, 2013, Hutchison MediPharma Limited ("HMP"), a subsidiary of Chi-Med, and NHS entered into a research and development collaboration agreement as contemplated by the JV Agreement for the exclusive rights to conduct research to evaluate and develop products from HMP's extensive botanical library and well established botanical research and development platform in the field of gastrointestinal disease. The collaboration agreement will end on December 31, 2022, until which time the Company is required to spend a minimum of US$0.5 million in each calendar year on research activities.

        The Company will own the right to any products arising from the future research and development. HMP and NHS will provide the necessary services and employees in order to provide the Company with the on-going research activities. HMP and NHS will be remunerated by a fee paid by the Company for the services and staff provided.

        On November 19, 2018, the Board decided to put on hold the Company's research activities pending a strategic review. Refer to Note 8.

(ii)
Other transaction with related party:

        On March 25, 2013, the Company and Nestec Ltd., an affiliate of NHS, entered into an option agreement for the exclusive option to obtain exclusive royalty-bearing licenses to commercialize certain products in certain territories. The exercise price of the option is either fixed or subject to negotiation upon the receipt of the exercise notice, depending on the territories. The value of the option is considered as negligible on day one. Because the option is not a derivative, it would not be subject to fair value remeasurement in the subsequent periods. As at December 31, 2018, the option has not been exercised.

(iii)
Compensation of key management personnel of the Group:

        No compensation was paid by the Group to the key management personnel of the Group in respect of their services rendered to the Group during the years ended December 31, 2018, 2017 and 2016.

6. Taxation Charge

        No Hong Kong profits tax has been provided as the Group had no assessable profit for the years ended December 31, 2018, 2017 and 2016.

        The taxation on the Group's loss before taxation differs from the theoretical account that would arise using the applicable tax rate as follows:

	Year Ended December 31,
	2018	2017	2016
	(in US$'000)
Loss before taxation	(38,198)	(9,210)	(8,482)

Calculated at a taxation rate of 16.5%	(6,303)	(1,520)	(1,400)
Net effect of expenses not tax deductible/income not taxable	6,303	1,520	1,400

Taxation charge	—	—	—

7. Cash and Cash Equivalents

	December 31,
	2018	2017
	(in US$'000)
Cash at bank	17,320	9,640

        The carrying amounts of the cash and cash equivalents are denominated in US$.

        During the year ended December 31, 2018, the Company earned interest income of US$0.2 million on bank deposits maturing over three months that had matured as at December 31, 2018.

8. Intangible Asset

	December 31,
	2018	2017
	(in US$'000)
In progress research and development projects and others	—	30,000

        On November 19, 2018, the Board reviewed the progress of its drug candidates. After due consideration of the timeline and further investments required to complete the clinical trials and reach the commercialization stage, it decided to explore alternative strategic options to maximize the economic returns from the drug candidates. The Group has performed an annual impairment assessment of the recoverability of the US$30 million intangible asset by comparing its carrying amount to the higher of the asset's value-in-use or its fair value less costs to sell. In preparing its assessment, although the Group has been in the process of identifying potential buyers or collaboration partners to maximize its economics returns from the drug candidates, there is no certainty of an available market or that a suitable buyer or partner can be readily identified. Accordingly, the Group has recorded a full impairment provision.

9. Share Capital

	2018		2017		2016
	Number of shares	(in US$'000)	Number of shares	(in US$'000)	Number of shares	(in US$'000)
Issued and fully paid:
Ordinary shares
At January 1	49,000	98,000	42,000	84,000	20,000	60,000
Issuance of shares (notes (i))	8,000	16,000	7,000	14,000	20,000	10,000
Capitalization of shareholders' loans (note (ii))	—	—	—	—	2,000	14,000

At December 31	57,000	114,000	49,000	98,000	42,000	84,000

  Notes:

(i)
On April 24, 2018 and February 22, 2017, 8,000 and 7,000 additional ordinary shares of US$2,000 each were issued respectively. On March 30, 2016, 20,000 additional ordinary shares of US$500 each were issued. They were issued equally to the two existing shareholders.

(ii)
In June 2016, shareholders' loans of US$14 million in aggregate were waived and capitalized as share capital of the Company.

10. Amounts Due to Related Companies

	December 31,
	2018	2017
	(in US$'000)
Subsidiaries of Chi-Med	73	950

        The amounts due to related companies are unsecured, interest free and repayable on demand.

11. Directors' Emoluments

        None of the directors received any fees or emoluments from the Group in respect of their services rendered to the Group during the years ended December 31, 2018, 2017 and 2016.

12. Subsidiary

		Nominal value of issued ordinary share capital in GBP		Equity interest attributable to the Group
		As at December 31,		As at December 31,
	Place of establishment and operation
						Type of legal entity	Principal activity
Name		2018	2017	2018	2017
Nutrition Science Partners (UK) Limited	United Kingdom	1	1	100%	100%	Limited liability company	Inactive

13. Subsequent Events

        The Group evaluated subsequent events through March 11, 2019, which is the date when the consolidated financial statements were issued.