Form 20-F/A
period 2018-12-31
Hutchison China MediTech Ltd
filed 2019-05-02
CIK 1648257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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
2 Queen’s Road Central
Hong Kong
+852 2121 8200
(Address of principal executive offices)
Christian Hogg
Chief Executive Officer
Level 18, The Metropolis Tower
10 Metropolis Drive
Hunghom, Kowloon
Hong Kong
Telephone: +852 2121 8200
Facsimile: +852 2121 8281
(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
American depositary shares, each representing one-half of one ordinary share, par value $1.00 per share	HCM	Nasdaq Global Select Market

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

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,”“accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐

☐ Yes ☒ No

Explanatory Note

This Amendment No. 1 (this “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2018 (the “Original 20-F”), filed on March 11, 2019 (the “Original Filing Date”), is being filed solely to (i) replace Exhibit 4.16 to the Original 20-F with the attached revised Exhibit 4.16 and (ii) update the incorporation by reference information for Exhibits 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.10 and 4.11 to the Original 20-F such that each such exhibit is incorporated by reference to the corresponding agreement contained in Exhibits 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7 and 4.8, respectively, to our current reports on Form 6-K and Form 6-K/A furnished on May 2, 2019 (collectively, the “Revised Exhibits”), in each case to reflect the recent revisions to Item 601(b)(10) and (b)(2) of Regulation S-K, governing redaction of confidential information in material contracts, and the corresponding amendments to Form 20-F.

Additionally, in connection with the filing of this Amendment, the Company is including certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as no financial statements are being filed with this Amendment. Except for the Revised Exhibits, this Amendment does not amend any other information set forth in the Original 20-F. This Amendment speaks as of the Original Filing Date, does not reflect any events that may have occurred subsequent to the Original Filing Date, and does not modify or update in any way any disclosures made in the Original 20-F, except with respect to the Revised Exhibits.

PART III

ITEM 19. EXHIBITS

The exhibits filed herewith or incorporated into this Amendment are listed in the indext of exhibits below:

EXHIBIT INDEX

1.1*

Memorandum and Articles of Association of Hutchison China MediTech Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

2.1*

Form of Deposit Agreement and all holders and beneficial owners of ADSs issued thereunder (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on March 4, 2016)

2.2*

Form of American Depositary Receipt (included in Exhibit 2.1 which is incorporated by reference to Exhibit 4.1 to Amendment No. 4 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on March 4, 2016)

2.3*

Form of Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.3 to Amendment No. 2 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on February 11, 2016)

4.1†+

License and Collaboration Agreement by and between Hutchison MediPharma Limited and AstraZeneca AB (publ) dated as of December 21, 2011 (incorporated by reference to Exhibit 4.1 to our current report on Form 6-K furnished on May 2, 2019)

4.2†+

Amended and Restated Exclusive License and Collaboration Agreement by and among Hutchison MediPharma Limited, Eli Lilly Trading (Shanghai) Company Limited and Hutchison China MediTech Limited dated as of October 8, 2013 (incorporated by reference to Exhibit 4.2 to our current report on Form 6-K furnished on May 2, 2019)

4.3†+

Option Agreement by and between Hutchison China MediTech Limited and Eli Lilly and Company dated as of October 8, 2013 (incorporated by reference to Exhibit 4.3 to our current report on Form 6-K furnished on May 2, 2019)

4.4†+

Joint Venture Agreement by and among Hutchison MediPharma (Hong Kong) Limited, Nestlé Health Science S.A., Nutrition Science Partners Limited and Hutchison China MediTech Limited dated as of November 27, 2012 (incorporated by reference to Exhibit 4.4 to our current report on Form 6-K furnished on May 2, 2019)

4.5†+

English translation of Sino-Foreign Joint Venture Contract by and between Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited and Hutchison Chinese Medicine (Guangzhou) Investment Limited dated as of November 28, 2004 (incorporated by reference to Exhibit 4.5 to our current report on Form 6-K furnished on May 2, 2019)

4.6†+

English translation of Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Hutchison Chinese Medicine (Shanghai) Investment Limited dated as of January 6, 2001 (incorporated by reference to Exhibit 4.6 to our current report on Form 6-K furnished on May 2, 2019)

4.7*

English translation of First Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Hutchison Chinese Medicine (Shanghai) Investment Limited dated as of July 12, 2001 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.8*

English translation of Second Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai Hutchison Chinese Medicine (HK) Investment Limited dated as of November 5, 2007 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.9*

English translation of Third Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai Hutchison Chinese Medicine (HK) Investment Limited dated as of June 19, 2012 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.10†+

English translation of Fourth Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai Hutchison Chinese Medicine (HK) Investment Limited dated as of March 8, 2013 (incorporated by reference to Exhibit 4.7 to our current report on Form 6-K furnished on May 2, 2019)

4.11†+

English translation of Sino-Foreign Joint Venture Contract by and between Sinopharm Group Co. Ltd. and Hutchison Chinese Medicine GSP (HK) Holdings Limited dated as of December 18, 2013 (incorporated by reference to Exhibit 4.8 to our current report on Form 6-K/A furnished on May 2, 2019)

4.12*

Form of Executive Employment Agreement for Hutchison China MediTech (HK) Limited executive officers (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.13*

English translation of Form of Executive Employment Agreement for Hutchison MediPharma Limited executive officers (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.14*

Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.15*#

First Amendment to License and Collaboration Agreement by and between Hutchison MediPharma Limited and AstraZeneca (publ) dated as of August 1, 2016 (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F filed with the SEC on March 13, 2017)

4.16**+

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
13.1†

Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (incorporated by reference to Exhibit 13.1 to our annual report on Form 20-F filed with the SEC on March 11, 2019)

13.2†

Certification of Acting Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (incorporated by reference to Exhibit 13.2 to our annual report on Form 20-F filed with the SEC on March 11, 2019)

15.1*

Consent of PricewaterhouseCoopers, an independent registered accounting firm, regarding the consolidated financial statements of Hutchison China MediTech Limited (incorporated by reference to Exhibit 15.1 to our annual report on Form 20-F filed with the SEC on March 11, 2019)

15.2*

Consent of PricewaterhouseCoopers, an independent registered accounting firm, regarding the consolidated financial statements of Nutrition Science Partners Limited (incorporated by reference to Exhibit 15.2 to our annual report on Form 20-F filed with the SEC on March 11, 2019)

15.3*

Consent of PricewaterhouseCoopers Zhong Tian LLP, independent accountants, regarding the consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited (incorporated by reference to Exhibit 15.3 to our annual report on Form 20-F filed with the SEC on March 11, 2019)

15.4*

Consent of PricewaterhouseCoopers Zhong Tian LLP, independent accountants, regarding the consolidated financial statements of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (incorporated by reference to Exhibit 15.4 to our annual report on Form 20-F filed with the SEC on March 11, 2019)

15.5*	Consent of Conyers Dill & Pearman (incorporated by reference to Exhibit 15.5 to our annual report on Form 20-F filed with the SEC on March 11, 2019)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definitions Linkbase Document

*                 Previously filed.

**          Filed herewith.

†                 Furnished previously.

#    Confidential treatment previously requested and granted as to portions of the exhibit. Confidential materials have been submitted separately to the Securities and Exchange Commission.

+                 Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hutchison China MediTech Limited

	By:	/s/ Christian Hogg
		Name:	Christian Hogg
		Title:	Chief Executive Officer
Date: May 2, 2019