Form 20-F/A
period 2018-12-31
Hutchison China MediTech Ltd
filed 2019-05-30
CIK 1648257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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
Christian Hogg
Chief Executive Officer
Level 18, The Metropolis Tower
10 Metropolis Drive
Hunghom, Kowloon
Hong Kong
Telephone: +852 2121 8200
Facsimile: +852 2121 8281
(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of the Exchange on which Registered
American depositary shares, each representing one-half of one ordinary share, par value $1.00 per share	HCM	Nasdaq Global Select Market

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

☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐

☐ Yes ☒ No

Explanatory Note

This Amendment No. 2 (this “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2018 (the “Form 20-F”) is being filed solely to replace Exhibits 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.10 and 4.11, which were incorporated by reference in “Item 19—Exhibits” of the Form 20-F, with the corresponding exhibits attached to this Amendment (collectively, the “Revised Exhibits”).  Portions of each of the Revised Exhibits have been omitted in reliance on the recent revisions to Item 601(b)(10) and (b)(2) of Regulation S-K, governing redaction of confidential information in material contracts (the “Reg S-K Revisions”).

The Revised Exhibits were originally filed as Exhibits 10.9, 10.10, 10.11, 10.12, 10.13, 10.14, 10.18 and 10.19, respectively, to the Company’s Registration Statement on Form F-1 filed on October 16, 2015, as amended, which omitted the same information pursuant to the confidential treatment request process of the Securities and Exchange Commission (the “SEC”) in effect prior to the Reg S-K Revisions.  Based on consultations with the staff of the SEC (the “Staff”), we were advised that we could furnish such exhibits pursuant to the Reg S-K Revisions on a current report on Form 6-K and concurrently amend our Form 20-F to incorporate these exhibits by reference to such Form 6-K, which we did on May 2, 2019.  Subsequently, the Staff provided us with updated guidance that the Staff had determined that Form 6-K could not be used for this purpose under the Reg S-K Revisions and that we should instead file the Revised Exhibits by way of this second Amendment to our Form 20-F.

Additionally, in connection with the filing of this Amendment, the Company is including certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as no financial statements are being filed with this Amendment. Except for the Revised Exhibits, this Amendment does not amend any other information set forth in the Form 20-F. This Amendment speaks as of the original filing date of the Form 20-F, does not reflect any events that may have occurred subsequent to such date, and does not modify or update in any way any disclosures made in the Form 20-F, except with respect to the Revised Exhibits.

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

4.1**+	License and Collaboration Agreement by and between Hutchison MediPharma Limited and AstraZeneca AB (publ) dated as of December 21, 2011
4.2**+

Amended and Restated Exclusive License and Collaboration Agreement by and among Hutchison MediPharma Limited, Eli Lilly Trading (Shanghai) Company Limited and Hutchison China MediTech Limited dated as of October 8, 2013

4.3**+	Option Agreement by and between Hutchison China MediTech Limited and Eli Lilly and Company dated as of October 8, 2013
4.4**+

Joint Venture Agreement by and among Hutchison MediPharma (Hong Kong) Limited, Nestlé Health Science S.A., Nutrition Science Partners Limited and Hutchison China MediTech Limited dated as of November 27, 2012

4.5**+

English translation of Sino-Foreign Joint Venture Contract by and between Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited and Hutchison Chinese Medicine (Guangzhou) Investment Limited dated as of November 28, 2004

4.6**+

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

4.10**+

English translation of Fourth Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai Hutchison Chinese Medicine (HK) Investment Limited dated as of March 8, 2013

4.11**+	English translation of Sino-Foreign Joint Venture Contract by and between Sinopharm Group Co. Ltd. and Hutchison Chinese Medicine GSP (HK) Holdings Limited dated as of December 18, 2013
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

First Amendment to License and Collaboration Agreement by and between Hutchison MediPharma Limited and AstraZeneca (publ) dated as of August 1, 2016 (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F filed with the SEC on March 13, 2017)

4.16*+

First Amendment to the Amended and Restated Exclusive License and Collaboration Agreement by and among Lilly (Shanghai) Management Company Limited, Hutchison MediPharma Limited and Hutchison China MediTech Limited dated as of December 18, 2018 (incorporated by reference to Exhibit 4.16 to the Amendment No. 1 to our annual report on Form 20-F filed with the SEC on May 2, 2019)

8.1*	List of Significant Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)
12.1**	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2**	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1†	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2†	Certification of Acting Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of PricewaterhouseCoopers, an independent registered accounting firm, regarding the consolidated financial statements of Hutchison China MediTech Limited
15.2*	Consent of PricewaterhouseCoopers, an independent registered accounting firm, regarding the consolidated financial statements of Nutrition Science Partners Limited
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent accountants, regarding the consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited
15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent accountants, regarding the consolidated financial statements of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited
15.5*	Consent of Conyers Dill & Pearman
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definitions Linkbase Document

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
Date: May 30, 2019