Form 20-F
period 2019-12-31
Hutchison China MediTech Ltd
filed 2020-03-03
CIK 1648257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

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

Christian Hogg

Chief Executive Officer

Level 18, The Metropolis Tower

10 Metropolis Drive

Hunghom, Kowloon

Hong Kong

Telephone: +852 2121 8200

Facsimile: +852 2121 8281

(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing five ordinary shares, par value $0.10 per share	HCM	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

666,906,450 ordinary shares were issued and outstanding as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧ Yes ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

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

⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17  ◻ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ◻

☐ Yes  ☒ No

Hutchison China MediTech Limited

Introduction

This annual report on Form 20-F contains our audited consolidated statements of operations data for the years ended December 31, 2019, 2018 and 2017 and our audited consolidated balance sheet data as of December 31, 2019 and 2018. Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

This annual report also includes audited consolidated income statement data for the years ended December 31, 2019, 2018 and 2017 and the audited consolidated statements of financial position data as of December 31, 2019 and 2018 for each of our two non-consolidated joint ventures, Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan, which are accounted for using the equity accounting method.  This annual report also includes audited consolidated income statement data for the period ended December 9, 2019 and the years ended December 31, 2018 and 2017 and the audited consolidated statement of financial position data as of December 9, 2019 and December 31, 2018 of Nutrition Science Partners when it was our non-consolidated joint venture.  On December 9, 2019, we acquired our joint venture partner’s 50% shareholding in Nutrition Science Partners, after which Nutrition Science Partners became our consolidated subsidiary. The financial statements of each of Shanghai Hutchison Pharmaceuticals, Hutchison Baiyunshan and Nutrition Science Partners have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, or IASB.

Unless the context requires otherwise, references herein to the “company,” “Chi-Med,” “we,” “us” and “our” refer to Hutchison China MediTech Limited and its consolidated subsidiaries and joint ventures.

Conventions Used in this Annual Report

Unless otherwise indicated, references in this annual report to:

●	“ADRs” are to the American depositary receipts, which evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents five ordinary shares;
●	“China” or “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
●	“CK Hutchison” are to CK Hutchison Holdings Limited, a company incorporated in the Cayman Islands and listed on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, and the ultimate parent company of our largest shareholder, Hutchison Healthcare Holdings Limited;
●	“Guangzhou Baiyunshan” are to Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited, a leading China-based pharmaceutical company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange;
●	“Hain Celestial” are to The Hain Celestial Group, Inc., a Nasdaq-listed, natural and organic food and personal care products company;
●	“HK$” or “HK dollar” are to the legal currency of the Hong Kong Special Administrative Region;
●	“Hutchison Baiyunshan” are to Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited, our non-consolidated joint venture with Guangzhou Baiyunshan in which we have a 50% interest through a holding company in which we have a 80% interest;
●	“Hutchison Consumer Products” are to Hutchison Consumer Products Limited, our wholly owned subsidiary;
●	“Hutchison Hain Organic” are to Hutchison Hain Organic Holdings Limited, our joint venture with Hain Celestial in which we have a 50% interest;
●	“Hutchison Healthcare” are to Hutchison Healthcare Limited, our wholly owned subsidiary;

●	“Hutchison MediPharma” are to Hutchison MediPharma Limited, our subsidiary through which we operate our Innovation Platform in which we have a 99.8% interest;
●	“Hutchison MediPharma Holdings” are to Hutchison MediPharma Holdings Limited, our subsidiary in which we have a 99.8% interest and which is the indirect holding company of Hutchison MediPharma;
●	“Hutchison Sinopharm” are to Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited, our joint venture with Sinopharm in which we have a 50.9% interest;
●	“Nutrition Science Partners” are to Nutrition Science Partners Limited, formerly our non-consolidated joint venture with Nestlé Health Science S.A.;
●	“ordinary shares” or “shares” are to our ordinary shares, par value $0.10 per share;
●	“RMB” or “renminbi” are to the legal currency of the PRC;
●	“Shanghai Hutchison Pharmaceuticals” are to Shanghai Hutchison Pharmaceuticals Limited, our non-consolidated joint venture with Shanghai Pharmaceuticals in which we have a 50% interest;
●	“Shanghai Pharmaceuticals” are to Shanghai Pharmaceuticals Holding Co., Ltd., a leading pharmaceutical company in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange;
●	“Sinopharm” are to Sinopharm Group Co. Ltd., a leading distributor of pharmaceutical and healthcare products and a leading supply chain service provider in China listed on the Hong Kong Stock Exchange;
●	“United States” or “U.S.” are to the United States of America;
●	“$” or “U.S. dollars” are to the legal currency of the United States; and
●	“£” or “pound sterling” are to the legal currency of the United Kingdom.

Our reporting currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of pound sterling into U.S. dollars were made at £1.00 to $1.30, all translations of RMB into U.S. dollars were made at RMB7.03 to $1.00 and all translations of HK dollars into U.S. dollars were made at HK$7.80 to $1.00, which are the exchange rates used in our audited consolidated financial statements as of December 31, 2019. We make no representation that the pound sterling, HK dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars, pounds sterling or HK dollars, as the case may be, at any particular rate or at all.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The words “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “project,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. These forward-looking statements include statements regarding:

●	the initiation, timing, progress and results of our or our collaboration partners’ pre-clinical and clinical studies, and our research and development programs;
●	our or our collaboration partners’ ability to advance our drug candidates into, and/or successfully complete, clinical studies;
●	the timing or regulatory filings and the likelihood of favorable regulatory outcomes and approvals;
●	regulatory developments in China, the United States and other countries;
●	the adaptation of our Commercial Platform to market and sell our drug candidates and the commercialization of our drug candidates, if approved;
●	the pricing and reimbursement of our and our joint ventures’ products and our drug candidates, if approved;
●	our ability to contract on commercially reasonable terms with contract research organizations, or CROs, third-party suppliers and manufacturers;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering our or our joint ventures’ products and our drug candidates;
●	the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical studies for our drug candidates;
●	estimates of our expenses, future revenue, capital requirements and our needs for additional financing;
●	our ability to obtain additional funding for our operations;
●	the potential benefits of our collaborations and our ability to enter into future collaboration arrangements;
●	the ability and willingness of our collaborators to actively pursue development activities under our collaboration agreements;
●	our receipt of milestone or royalty payments pursuant to our strategic alliances with AstraZeneca AB (publ), or AstraZeneca, and Lilly (Shanghai) Management Company Limited, or Eli Lilly;
●	the rate and degree of market acceptance of our drug candidates;
●	our financial performance;
●	our ability to attract and retain key scientific and management personnel;

●	our relationship with our joint venture and collaboration partners;
●	developments relating to our competitors and our industry, including competing drug products;
●	changes in our tax status or the tax laws in the jurisdictions that we operate; and
●	developments in our business strategies and business plans.

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

You should read this annual report and the documents that we reference herein and have filed as exhibits hereto completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of the filing of this annual report, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.    Selected Financial Data.

Our Selected Financial Data

The following tables set forth our selected consolidated financial data. We have derived the selected consolidated statements of operations data for the years ended December 31, 2019, 2018 and 2017 and the selected consolidated balance sheet data as of December 31, 2019 and 2018 from our audited consolidated financial statements, which were prepared in accordance with U.S. GAAP and are included elsewhere in this annual report. You should read this data together with such consolidated financial statements and the related notes and Item 5 “Operating and Financial Review and Prospects.” Our historical results are not necessarily indicative of the results to be expected for any future periods. All of our operations are continuing operations and we have not proposed or paid dividends in any of the periods presented.

The following selected consolidated financial data for the years ended December 31, 2016 and 2015 and as of December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands, except share and per share data)
Consolidated statements of operations data:
Revenues
Goods—third parties	$175,990	$156,234	$194,860	$171,058	$118,113
—related parties	7,637	8,306	8,486	9,794	8,074
Services—commercialization—third parties	2,584	11,660	1,860	—	—
—collaboration research and development—third parties	15,532	17,681	16,858	16,513	24,848
—research and development—third parties	—	—	—	355	2,573
—research and development—related parties	494	7,832	9,682	8,429	5,383
Other collaboration revenue—royalties—third parties	2,653	261	—	—	—
—licensing—third parties	—	12,135	9,457	9,931	19,212
Total revenues	204,890	214,109	241,203	216,080	178,203
Operating expenses
Costs of goods—third parties	(152,729)	(129,346)	(168,331)	(149,132)	(104,859)
Costs of goods—related parties	(5,494)	(5,978)	(6,056)	(7,196)	(5,918)
Costs of services—commercialization—related parties	(1,929)	(8,620)	(1,433)	—	—
Research and development expenses	(138,190)	(114,161)	(75,523)	(66,871)	(47,368)
Selling expenses	(13,724)	(17,736)	(19,322)	(17,998)	(10,209)
Administrative expenses	(39,210)	(30,909)	(23,955)	(21,580)	(19,620)
Total operating expenses	(351,276)	(306,750)	(294,620)	(262,777)	(187,974)
	(146,386)	(92,641)	(53,417)	(46,697)	(9,771)
Other income/(expense)
Interest income	4,944	5,978	1,220	502	451
Other income	1,855	1,798	808	609	386
Interest expense	(1,030)	(1,009)	(1,455)	(1,631)	(1,404)
Other expense	(488)	(781)	(692)	(139)	(202)
Total other income/(expense)	5,281	5,986	(119)	(659)	(769)
Loss before income taxes and equity in earnings of equity investees	(141,105)	(86,655)	(53,536)	(47,356)	(10,540)
Income tax expense	(3,274)	(3,964)	(3,080)	(4,331)	(1,605)
Equity in earnings of equity investees, net of tax	40,700	19,333	33,653	66,244	22,572
Net (loss)/income	(103,679)	(71,286)	(22,963)	14,557	10,427
Less: Net income attributable to non‑controlling interests	(2,345)	(3,519)	(3,774)	(2,859)	(2,434)
Net (loss)/income attributable to the company	(106,024)	(74,805)	(26,737)	11,698	7,993
Accretion on redeemable non‑controlling interests	—	—	—	—	(43,001)
Net (loss)/income attributable to ordinary shareholders of the company	$(106,024)	$(74,805)	$(26,737)	$11,698	$(35,008)
(Losses)/earnings per share attributable to ordinary shareholders of the company—basic ($ per share)	$(0.16)	$(0.11)	$(0.04)	$0.02	$(0.06)
(Losses)/earnings per share attributable to ordinary shareholders of the company—diluted ($ per share)	$(0.16)	$(0.11)	$(0.04)	$0.02	$(0.06)
Number of shares used in per share calculation—basic	665,683,145	664,263,820	617,171,710	597,151,730	546,593,150
Number of shares used in per share calculation—diluted	665,683,145	664,263,820	617,171,710	599,710,500	546,593,150
Net (loss)/income	$(103,679)	$(71,286)	$(22,963)	$14,557	$10,427
Other comprehensive (loss)/income:
Foreign currency translation (loss)/gain	(4,331)	(6,626)	10,964	(10,722)	(5,557)
Total comprehensive (loss)/income	(108,010)	(77,912)	(11,999)	3,835	4,870
Less: Comprehensive income attributable to non‑controlling interests	(1,620)	(2,566)	(5,033)	(1,427)	(1,732)
Total comprehensive (loss)/income attributable to the company	$(109,630)	$(80,478)	$(17,032)	$2,408	$3,138

	As of December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$121,157	$86,036	$85,265	$79,431	$31,941
Total assets	$465,122	$532,118	$597,932	$342,437	$229,599
Total current liabilities	$113,101	$85,479	$104,600	$95,119	$81,062
Total non-current liabilities	$39,118	$34,384	$8,366	$43,258	$46,260
Total shareholders’ equity	$312,903	$412,255	$484,966	$204,060	$102,277

Selected Financial Data of Our Non-Consolidated Joint Ventures

We have two non-consolidated joint ventures—Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan. The following selected income statement and cash flow data of each such joint venture for the years ended December 31, 2019, 2018 and 2017 and the following selected financial position data of each such joint venture as of December 31, 2019 and 2018 have been derived from their respective audited consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB and are included elsewhere in this annual report. You should read this data together with such consolidated financial statements of our non-consolidated joint ventures and the related notes and Item 5 “Operating and Financial Review and Prospects.” The following selected consolidated financial data for the years ended December 31, 2016 and 2015 and as of December 31, 2017, 2016 and 2015 have been derived from their respective audited consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB and are not included in this annual report. The historical results of our joint ventures for any prior period are not necessarily indicative of results to be expected in any future periods.

Shanghai Hutchison Pharmaceuticals

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Income statement and cash flow data:
Revenue	$272,082	$275,649	$244,557	$222,368	$181,140
Profit for the year	$61,301	$59,767	$55,623	$120,499	$31,307
Dividends paid to shareholders	$(41,654)	$(54,667)	$(81,299)	$(55,057)	$(6,410)

Our equity in earnings of Shanghai Hutchison Pharmaceuticals reported under U.S. GAAP was $30.7 million, $29.9 million, $27.8 million, $60.3 million and $15.7 million for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, respectively.

	As of December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Financial position data:
Cash and cash equivalents	$41,244	$25,051	$43,527	$20,292	$43,141
Total assets	$232,345	$223,044	$233,012	$244,006	$224,969
Total liabilities	$85,607	$91,266	$100,281	$93,872	$131,706
Total shareholders’ equity	$146,738	$131,778	$132,731	$150,134	$93,263

Hutchison Baiyunshan

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Income statement and cash flow data:
Revenue	$215,403	$215,838	$227,422	$224,131	$211,603
Profit for the year	$19,287	$16,476	$20,805	$20,128	$21,216
Profit for the year attributable to shareholders of Hutchison Baiyunshan	$19,792	$16,860	$20,776	$20,376	$21,376
Dividends paid to shareholders	$(14,615)	$(15,077)	$(29,872)	$(6,000)	$(6,410)

Our equity in earnings of Hutchison Baiyunshan reported under U.S. GAAP was $9.9 million, $8.4 million, $10.4 million, $10.2 million and $10.7 million for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, respectively.

	As of December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Financial position data:
Cash and cash equivalents	$21,421	$16,843	$13,843	$23,448	$31,155
Total assets	$219,772	$216,373	$208,796	$221,735	$202,646
Total liabilities	$172,741	$91,276	$94,535	$88,366	$77,583
Total shareholders’ equity	$47,031	$125,097	$114,261	$133,369	$125,063

Selected Financial Data of Nutrition Science Partners

Nutrition Science Partners was previously our non-consolidated joint venture. On December 9, 2019, we acquired our joint venture partner’s 50% shareholding in Nutrition Science Partners, after which Nutrition Science Partners became our consolidated subsidiary.

The following selected income statement data of Nutrition Science Partners for the period ending December 9, 2019 and the years ended December 31, 2018 and 2017 and the following selected financial position data of Nutrition Science Partners as of December 9, 2019 and December 31, 2018 have been derived from its audited consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB and are included elsewhere in this annual report. You should read this data together with such consolidated financial statements and the related notes and Item 5 “Operating and Financial Review and Prospects.” The following selected consolidated financial data for the years ended December 31, 2016 and 2015 and as of December 31, 2017, 2016 and 2015 have been derived from the audited consolidated financial statements of Nutrition Science Partners, which were prepared in accordance with IFRS as issued by the IASB and are not included in this annual report. The historical results of Nutrition Science Partners for any prior period are not necessarily indicative of results to be expected in any future periods.

	Period Ended December 9,	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Income statement data:
Profit/(loss) for the period/year	$199	$(38,198)	$(9,210)	$(8,482)	$(7,552)

Our equity in earnings/(loss) of Nutrition Science Partners reported under U.S. GAAP was $0.1 million, $(19.1) million, $(4.6) million, $(4.2) million and $(3.8) million for the period ended December 9, 2019 and years ended December 31, 2018, 2017, 2016 and 2015, respectively.

	As of December 9,	As of December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Financial position data:
Cash and cash equivalents	$16,769	$17,320	$9,640	$5,393	$2,624
Total assets	$16,794	$17,320	$39,640	$35,393	$33,034
Total liabilities	$392	$1,117	$1,239	$1,782	$14,941
Total shareholders’ equity	$16,402	$16,203	$38,401	$33,611	$18,093

B.   Capitalization and Indebtedness.

Not applicable.

C.   Reasons for the Offer and Use of Proceeds.

Not applicable.

D.   Risk Factors.

Risks Relating to Our Financial Position and Need for Capital

We may need substantial additional funding for our product development programs and commercialization efforts. If we are unable to raise capital on acceptable terms when needed, we could incur losses and be forced to delay, reduce or eliminate such efforts.

We expect our expenses to increase significantly in connection with our ongoing activities, particularly as we or our collaboration partners advance the clinical development of our eight clinical drug candidates which are currently in active or completed clinical studies in various countries. We will incur significant expenses as we continue research and development and initiate additional clinical trials of, and seek regulatory approval for, these and other future drug candidates. In addition, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution in China for any of our unpartnered drug candidates that may be approved in the future. In particular, the costs that may be required for the manufacture of any drug candidate that receives regulatory approval may be substantial as we may have to modify or increase the production capacity at our current manufacturing facilities or contract with third-party manufacturers. We may also incur expenses as we create additional infrastructure and expand our U.S.-based clinical team to support our operations at our U.S. subsidiary, Hutchison MediPharma International Inc. Accordingly, we may need to obtain substantial funding in connection with our continuing operations through public or private equity offerings, debt financings, collaborations or licensing arrangements or other sources. If we are unable to raise capital when needed or on attractive terms, we could incur losses and be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Our net cash used in operating activities was $8.9 million, $32.8 million and $80.9 million for the years ended December 31, 2017, 2018 and 2019, respectively. We believe, however, that our expected cash flow from operations, including dividends from our Commercial Platform and milestone and other payments from our collaboration partners, our cash and cash equivalents and short-term investments as well as our unutilized bank facilities as of December 31, 2019, including: (i) the aggregate HK$424.0 million ($54.4 million) revolving credit facilities with The HongKong Shanghai Banking Corporation Limited, or HSBC, (ii) the HK$351.0 million ($45.0 million) revolving credit facility with Bank of America N.A., and (iii) the HK$156.0 million ($20.0 million) revolving credit facility with Deutsche Bank AG, Hong Kong Branch, or Deutsche Bank AG, will enable us to fund our operating expenses, debt service and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

●	the number and development requirements of the drug candidates we pursue;
●	the scope, progress, timing, results and costs of researching and developing our drug candidates, and conducting pre-clinical and clinical trials;
●	the cost, timing and outcome of regulatory review of our drug candidates;
●	the cost and timing of commercialization activities, including product manufacturing, marketing, sales and distribution, for our drug candidates for which we receive regulatory approval;
●	the amount and timing of any milestone payments from our collaboration partners, with whom we cooperate with respect to the development and potential commercialization of certain of our drug candidates;
●	the cash received from commercial sales of drug candidates for which we receive regulatory approval;
●	our ability to establish and maintain strategic partnerships, collaboration, licensing or other arrangements and the financial terms of such agreements;
●	the cost, timing and outcome of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

●	our headcount growth and associated costs, particularly as we expand our clinical activities in the United States and Europe; and
●	the costs of operating as a public company listed in the United States and United Kingdom.

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

We expect to finance our cash needs in part through cash flow from our operations, including dividends from our Commercial Platform, and we may also rely on raising capital through a combination of public or private equity offerings, debt financings and/or license and development agreements with collaboration partners. In addition, we may seek capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect the rights of our existing shareholders. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. Additional debt financing would also result in increased fixed payment obligations.

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

Our outstanding indebtedness combined with current and future financial obligations and contractual commitments, including any additional indebtedness beyond our current facilities with HSBC, Bank of America N.A. and Deutsche Bank AG could have significant adverse consequences, including:

●	requiring us to dedicate a portion of our cash resources to the payment of interest and principal, and prepayment and repayment fees and penalties, thereby reducing money available to fund working capital, capital expenditures, product development and other general corporate purposes;
●	increasing our vulnerability to adverse changes in general economic, industry and market conditions;
●	subjecting us to restrictive covenants that may reduce our ability to take certain corporate actions or obtain further debt or equity financing;
●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and
●	placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

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

We are subject to liquidity risk with respect to our investments in our joint ventures.

Our interests in our joint ventures are subject to liquidity risk. Such investments are not as liquid as other investment products as there is no cash flow until dividends are declared and received by us even if such joint ventures are profitable. Furthermore, our ability to promptly sell one or more of our interests in our joint ventures in response to changing corporate strategy or economic, financial and investment conditions is limited. The market for such investments can be affected by various factors, such as general economic and market conditions, availability of financing, interest rates and investor demand, many of which are beyond our control. If we determine to sell any of our joint venture investments, we cannot predict if we will be successful or whether any price or other terms offered by a prospective purchaser would be acceptable to us.

Risks Relating to Our Innovation Platform and Development of Our Drug Candidates

Historically, our in-house research and development division, known as our Innovation Platform, has not generated significant profits or has operated at a net loss. Our future profitability is dependent on the successful commercialization of our drug candidates.

To date, fruquintinib is our only drug candidate that has been approval for sale, and it has only been approved for sale for the treatment of third-line metastatic colorectal cancer patients in China. We do not expect to be significantly profitable unless and until we generate substantial royalties from fruquintinib and/or successfully commercialize our other drug candidates. We expect to incur significant sales and marketing costs as we prepare to commercialize our drug candidates.

Successful commercialization of our drug candidates is subject to many risks. Fruquintinib is currently marketed by our partner, Eli Lilly. Under our amended license and collaboration agreement with Eli Lilly, we may be granted promotion and distribution rights to fruquintinib for certain provinces in China in the future. We have never, as an organization, launched or commercialized any of our drug candidates, and there is no guarantee that we will be able to successfully commercialize any of our drug candidates for their approved indications. There are numerous examples of failures to meet expectations of market potential, including by pharmaceutical companies with more experience and resources than us. While we have an established network of medical sales representatives in China operated by our Commercial Platform, we will need to refine and further develop an oncology and immunology-focused sales team in order to successfully commercialize our drug candidates. Even if we are successful in developing our commercial team, there are many factors that could cause the commercialization of fruquintinib or our other drug candidates to be unsuccessful, including a number of factors that are outside our control. In the case of fruquintinib, for example, the third-line metastatic colorectal cancer patient population in China may be smaller than we estimate or physicians may be unwilling to prescribe, or patients are unwilling to take, fruquintinib due to, among other reasons, its pricing. Additionally, any negative development for fruquintinib in clinical development in additional indications, or in regulatory processes in other jurisdictions, may adversely impact the commercial results and potential of fruquintinib in China and globally. Thus, significant uncertainty remains regarding the commercial potential of fruquintinib.

We may not achieve profitability after generating royalties from fruquintinib and/or sales from our other drug candidates, if ever. If the commercialization of fruquintinib and/or our other drug candidates is unsuccessful or perceived as disappointing, our stock price could decline significantly and the long-term success of the product and our company could be harmed.

All of our drug candidates, other than fruquintinib for one indication in China, are still in development. If we are unable to obtain regulatory approval and ultimately commercialize our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.

All of our drug candidates are still in development, including fruquintinib which has been approved for the treatment of third-line metastatic colorectal cancer patients in China but is still in development in the United States for this indication and in China and the United States for other cancer indications.

Although we receive certain payments from our collaboration partners, including upfront payments and payments for achieving certain development, regulatory or commercial milestones, for certain of our drug candidates, our ability to generate revenue from our drug candidates is dependent on their receipt of regulatory approval for and successful commercialization of such products, which may never occur. Each of our drug candidates in development will require additional pre-clinical and/or clinical trials, regulatory approval in multiple jurisdictions, manufacturing supply, substantial investment and significant marketing efforts before we generate any revenue from product sales. The success of our drug candidates will depend on several factors, including the following:

●	successful completion of pre-clinical and/or clinical trials;
●	successful enrollment in, and completion of, clinical trials;
●	receipt of regulatory approvals from applicable regulatory authorities for planned clinical trials, future clinical trials, drug registrations or post-approval trials;
●	successful completion of all safety studies required to obtain regulatory approval and/or fulfillment of post-approval requirements in the United States, China and other jurisdictions for our drug candidates;
●	adapting our commercial manufacturing capabilities to the specifications for our drug candidates for clinical supply and commercial manufacturing;
●	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our drug candidates;
●	launching commercial sales of our drug candidates, if and when approved, whether alone or in collaboration with others;
●	acceptance of the drug candidates, if and when approved, by patients, the medical community and third-party payors;
●	effectively competing with other therapies;
●	obtaining and maintaining healthcare coverage and adequate reimbursement;
●	enforcing and defending intellectual property rights and claims; and
●	maintaining a continued acceptable safety profile of the drug candidates following approval.

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

Even if we are able to develop compounds that successfully target the relevant kinases in pre-clinical studies, we may not succeed in demonstrating safety and efficacy of the drug candidates in clinical trials. Even if we are able to demonstrate safety and efficacy of compounds in certain indications in certain jurisdictions, we may not succeed in demonstrating the same in other indications or same indications in other jurisdictions. As a result, our efforts may not result in the discovery or development of drugs that are commercially viable or are superior to existing drugs or other therapies on the market. While the results of pre-clinical studies, early-stage clinical trials as well as clinical trials in certain indications have suggested that certain of our drug candidates may successfully inhibit kinases and may have significant utility in several cancer indications, potentially in combination with other cancer drugs, chemotherapy and immunotherapies, we have not yet demonstrated efficacy and safety for many of our drug candidates in later stage clinical trials.

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

The operations of our Innovation Platform have been limited to developing and securing our technology and undertaking pre-clinical studies and clinical trials of our drug candidates, either independently or with our collaboration partners. We have a limited history of successfully completing development of our drug candidates, obtaining marketing approvals, manufacturing our internally developed drugs at a commercial scale. In addition, we have not yet demonstrated the ability to successfully conduct sales and regulatory activities necessary for successful product commercialization of our drug candidates. While we believe we will be able to successfully leverage our existing Commercial Platform and have begun to build an oncology-focused sales force to launch our drug candidates in China once approved, any predictions about our future success or viability may not be as accurate as they could be if we had an extensive history of successfully developing and commercializing our internally developed drug candidates.

The regulatory approval processes of the U.S. Food and Drug Administration, or FDA, National Medical Products Administration of China, or NMPA, and comparable authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our ability to generate revenue will be materially impaired.

Our drug candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export, are subject to comprehensive regulation by the FDA, NMPA and other regulatory agencies in the United States and China and by comparable authorities in other countries. Securing regulatory approval requires the submission of extensive pre-clinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the drug candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our drug candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

The process of obtaining regulatory approvals in the United States, China and other countries is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the drug candidates involved. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted New Drug Application, or NDA, pre-market approval or equivalent application types, may cause delays in the approval or rejection of an application. The FDA, NMPA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional pre-clinical, clinical or other studies. Our drug candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

●	the FDA, NMPA or comparable regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials;
●	we may be unable to demonstrate to the satisfaction of the FDA, NMPA or comparable regulatory authorities that a drug candidate is safe and effective for its proposed indication;
●	the results of clinical trials may not meet the level of statistical significance required by the FDA, NMPA or comparable regulatory authorities for approval;

●	we may be unable to demonstrate that a drug candidate’s clinical and other benefits outweigh its safety risks;
●	the FDA, NMPA or comparable regulatory authorities may disagree with our interpretation of data from pre-clinical studies or clinical trials;
●	the data collected from clinical trials of our drug candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;
●	the FDA, NMPA or comparable regulatory authorities may fail to approve the manufacturing processes for our clinical and commercial supplies;
●	the approval policies or regulations of the FDA, NMPA or comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval;
●	the FDA, NMPA or comparable regulatory authority may prioritize treatments for emerging health crises, such as Covid-19, resulting in delays for our drug candidates;
●	the FDA, NMPA or comparable regulatory authorities may restrict the use of our products to a narrow population; and
●	our collaboration partners or CROs that are retained to conduct the clinical trials of our drug candidates may take actions that materially and adversely impact the clinical trials.

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

Furthermore, even though the NMPA has granted approval for fruquintinib for use in third-line metastatic colorectal cancer patients, we are still subject to substantial, ongoing regulatory requirements. See “—Even if we receive regulatory approval for our drug candidates, we are subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.”

If the FDA, NMPA or another regulatory agency revokes its approval of, or if safety, efficacy, manufacturing or supply issues arise with, any therapeutic that we use in combination with our drug candidates, we may be unable to market such drug candidate or may experience significant regulatory delays or supply shortages, and our business could be materially harmed.

We are currently focusing on the clinical development of savolitinib as both a monotherapy and in combination with immunotherapy (Imfinzi), targeted therapies (Tagrisso and Iressa) and chemotherapy (Taxotere). We are also focusing on the clinical development of our drug candidate fruquintinib as both a monotherapy and in combination with immunotherapies (Tyvyt and genolimzumab), chemotherapy (Taxol) and targeted therapies (Iressa). In addition, we are currently focusing on the clinical development of surufatinib (previously named sulfatinib) as a monotherapy and in combination with immunotherapies (Tuoyi and Tyvyt). However, we did not develop and we do not manufacture or sell, Tagrisso, Iressa, Taxotere, Taxol, Imfinzi, Tyvyt, genolimzumab, Tuoyi or any other therapeutic we use in combination with our drug candidates. We may also seek to develop our drug candidates in combination with other therapeutics in the future.

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

The development and commercialization of new drugs is highly competitive. We face competition with respect to our current drug candidates, and will face competition with respect to any drug candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market drugs or are pursuing the development of therapies in the field of kinase inhibition for cancer and other diseases. Some of these competitive drugs and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Specifically, there are a large number of companies developing or marketing treatments for cancer and immunological diseases, including many major pharmaceutical and biotechnology companies.

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

We and our collaboration partners, including AstraZeneca and Eli Lilly, may experience delays in completing our pre-clinical or clinical trials, and numerous unforeseen events could arise during, or as a result of, future clinical trials, which could delay or prevent us from receiving regulatory approval, including:

●	regulators or institutional review boards, or IRBs, or ethics committees or the China Human Genetic Resources Administration Office may not authorize us or our investigators to commence or conduct a clinical trial at a prospective trial site;
●	we may experience delays in reaching, or we may fail to reach, agreement on acceptable terms with prospective trial sites and prospective CROs, who conduct clinical trials on behalf of us and our collaboration partners, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	clinical trials may produce negative or inconclusive results, and we or our collaboration partners may decide, or regulators may require us or them, to conduct additional clinical trials or we may decide to abandon drug development programs;
●	the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;
●	third-party contractors used in our clinical trials may fail to comply with regulatory requirements or meet their contractual obligations in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we or our collaboration partners add new clinical trial sites or investigators;
●	we or our collaboration partners may elect to, or regulators, IRBs or ethics committees may require that we or our investigators, suspend or terminate clinical research for various reasons, including non-compliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;
●	the cost of clinical trials of our drug candidates may be greater than we anticipate;
●	the supply or quality of our drug candidates, companion diagnostics, if any, or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate; and
●	our drug candidates may have undesirable side effects or unexpected characteristics, causing us or our investigators, regulators, IRBs or ethics committees to suspend or terminate the trials, or reports may arise from pre-clinical or clinical testing of other cancer therapies that raise safety or efficacy concerns about our drug candidates.

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

If we or our collaboration partners are required to conduct additional clinical trials or other testing of our drug candidates beyond those that are currently contemplated, if we or our collaboration partners are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

●	be delayed in obtaining regulatory approval for our drug candidates;
●	not obtain regulatory approval at all;
●	obtain approval for indications or patient populations that are not as broad as intended or desired;
●	be subject to post-marketing testing requirements; or
●	have the drug removed from the market after obtaining regulatory approval.

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

We or our collaboration partners may not be able to initiate or continue clinical trials for our drug candidates if we or our collaboration partners are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, NMPA or similar regulatory authorities. In particular, we and our collaboration partners have designed many of our clinical trials, and expect to design future trials, to include some patients with the applicable genomic alteration that causes the disease with a view to assessing possible early evidence of potential therapeutic effect. Genomically defined diseases, however, may have relatively low prevalence, and it may be difficult to identify patients with the applicable genomic alteration. In addition, for many of our trials, we focus on enrolling patients who have failed their first or second-line treatments, which limits the total size of the patient population available for such trials. The inability to enroll a sufficient number of patients with the applicable genomic alteration or that meet other applicable criteria for our clinical trials would result in significant delays and could require us or our collaboration partners to abandon one or more clinical trials altogether.

In addition, some of our competitors have ongoing clinical trials for drug candidates that treat the same indications as our drug candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ drug candidates.

Patient enrollment may be affected by other factors including:

●	the severity of the disease under investigation;
●	the total size and nature of the relevant patient population;
●	the design and eligibility criteria for the clinical trial in question;
●	the availability of an appropriate genomic screening test/companion diagnostic;
●	the perceived risks and benefits of the drug candidate under study;
●	the efforts to facilitate timely enrollment in clinical trials;

●	the patient referral practices of physicians;
●	the availability of competing therapies which are undergoing clinical trials;
●	the ability to monitor patients adequately during and after treatment; and
●	the proximity and availability of clinical trial sites for prospective patients.

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

Clinical trials assess a sample of the potential patient population. With a limited number of patients and duration of exposure, rare and severe side effects of our drug candidates may only be uncovered with a significantly larger number of patients exposed to the drug candidate. If our drug candidates receive regulatory approval and we or others identify undesirable side effects caused by such drug candidates (or any other similar drugs) after such approval, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw or limit their approval of such drug candidates;
●	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contra-indication;
●	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;
●	we may be required to change the way such drug candidates are distributed or administered, conduct additional clinical trials or change the labeling of the drug candidates;
●	regulatory authorities may require a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;
●	we may be subject to regulatory investigations and government enforcement actions;
●	we may decide to remove such drug candidates from the marketplace;

●	we could be sued and held liable for injury caused to individuals exposed to or taking our drug candidates; and
●	our reputation may suffer.

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

We and our collaboration partners have conducted, currently are conducting and intend in the future to conduct, clinical trials outside the United States, particularly in China where our Innovation Platform is headquartered as well as in other jurisdictions such as Australia, Canada, South Korea, U.K. and Spain.

Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted by qualified investigators in accordance with current good clinical practices, or GCPs, including review and approval by an independent ethics committee and receipt of informed consent from trial patients. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the patient population for any clinical trial conducted outside of the United States must be representative of the population for which we intend to seek approval in the United States. In addition, while these clinical trials are subject to applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also comply with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from our clinical trials conducted outside the United States, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our ability to develop and market these or other drug candidates in the United States.

In addition, there are risks inherent in conducting clinical trials in jurisdictions outside the United States including:

●	regulatory and administrative requirements of the jurisdiction where the trial is conducted that could burden or limit our ability to conduct our clinical trials;
●	foreign exchange fluctuations;
●	manufacturing, customs, shipment and storage requirements;
●	cultural differences in medical practice and clinical research; and
●	the risk that patient populations in such trials are not considered representative as compared to patient populations in the United States and other markets.

If we are unable to obtain and/or maintain priority review or another expedited registration pathway for our drug candidates, the time and cost we incur to obtain regulatory approvals may increase. Even if we receive such approvals, they may not lead to a faster development, review or approval process.

Under the Opinions on Priority Review and Approval for Encouraging Drug Innovation, the NMPA may grant priority review approval to (i) certain drugs with distinctive clinical value, including innovative drugs not sold within or outside China, (ii) new drugs with clinical treatment advantages for AIDS and other rare diseases, and (iii) drugs which have been concurrently filed with the competent drug approval authorities in the United States or European Union for marketing authorization and passed such authorities’ onsite inspections and are manufactured using the same production line in China. Priority review provides a fast track process for drug registration, and we anticipate that we may seek priority review for certain of our drug candidates.

A failure to obtain and/or maintain priority review or any other form of expedited development, review or approval for our drug candidates would result in a longer time period to commercialization of such drug candidate, could increase the cost of development of such drug candidate and could harm our competitive position in the marketplace. In addition, even if we obtain priority review, there is no guarantee that we will experience a faster review or approval compared to non-accelerated registration pathways or that a drug candidate will ultimately be approved for sale.

Although we have obtained orphan drug designation for surufatinib for the treatment of pancreatic neuroendocrine tumors in the United States, we may not be able to obtain or maintain the benefits associated with orphan drug status, including market exclusivity.

Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as affecting fewer than 200,000 individuals in the United States. We have obtained orphan drug designation from the FDA for surufatinib for the treatment of pancreatic neuroendocrine tumors. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a seven-year period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same molecule for the same indication for that time period. We can provide no assurance that another drug will not receive marketing approval prior to our product candidates. Orphan drug exclusivity may be lost if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. In addition, even after a drug is granted orphan exclusivity and approved, the FDA can subsequently approve another drug for the same condition before the expiration of the seven-year exclusivity period if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Even if we receive regulatory approval for our drug candidates, we are subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

If the FDA, NMPA or a comparable regulatory authority approves any of our drug candidates, we will continue to be subject to extensive and ongoing regulatory requirements. For example, even though the NMPA has granted approval of fruquintinib, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for fruquintinib continue to be subject to the NMPA’s oversight. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing processes.

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

Once a drug is approved by the FDA, NMPA or a comparable regulatory authority for marketing, it is possible that there could be a subsequent discovery of previously unknown problems with the drug, including problems with third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements. If any of the foregoing occurs with respect to our drug products, it may result in, among other things:

●	restrictions on the marketing or manufacturing of the drug, withdrawal of the drug from the market, or drug recalls;
●	fines, warning letters or holds on clinical trials;
●	refusal by the FDA, NMPA or comparable regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of drug license approvals;
●	drug seizure or detention, or refusal to permit the import or export of drugs; and
●	injunctions or the imposition of civil or criminal penalties.

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

In early 2018, we opened our first office in the United States. While we have been involved in clinical and non-clinical development in North America and Europe for over a decade, the activities conducted by our new U.S. office will significantly broaden and scale our non-Asian clinical development and international operations. We intend to significantly expand our U.S. clinical team to support our increasing clinical activities in the United States and Europe. Conducting our business in multiple countries subjects us to a variety of risks and complexities that may materially and adversely affect our business, results of operations, financial condition and growth prospects, including, among other things:

●	the increased complexity and costs inherent in managing international operations;
●	diverse regulatory, financial and legal requirements, and any future changes to such requirements, in one or more countries where we are located or do business;
●	country-specific tax, labor and employment laws and regulations;
●	applicable trade laws, tariffs, export quotas, custom duties or other trade restrictions and any changes to them;
●	challenges inherent in efficiently managing employees in diverse geographies, including the need to adapt systems, policies, benefits and compliance programs to differing labor and other regulations;
●	changes in currency rates; and
●	regulations relating to data security and the unauthorized use of, or access to, commercial and personal information.

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

We may be restricted from transferring our scientific data abroad.

On March 17, 2018, the General Office of the State Council promulgated the Measures for the Management of Scientific Data (科學數據管理辦法), or the Scientific Data Measures, which provides a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded at least in part by the Chinese government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. Given the term state secret is not clearly defined in the Scientific Data Measures, if and to the extent our research and development of drug candidates will be subject to the Scientific Data Measures and any subsequent laws as required by the relevant government authorities, we cannot assure you that we can always obtain relevant approvals for sending scientific data (such as the results of our pre-clinical studies or clinical trials conducted within China) abroad or to our foreign partners in China. If we are unable to obtain necessary approvals in a timely manner, or at all, our research and development of drug candidates may be hindered, which may materially and adversely affect our business, results of operations, financial conditions and prospects. If the relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under the Scientific Data Measures, we may be subject to fines and other administrative penalties imposed by those government authorities.

Risks Relating to Our Commercial Platform and Sales of Our Commercial-stage Drug Candidates

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

The pharmaceutical industry in China is subject to extensive government regulation and supervision. The regulatory framework addresses all aspects of operating in the pharmaceutical industry, including approval, production, distribution, advertising, licensing and certification requirements and procedures, periodic renewal and reassessment processes, registration of new drugs and environmental protection. Violation of applicable laws and regulations may materially and adversely affect our business. In order to manufacture and distribute pharmaceutical products in China, we and our joint ventures are required to:

●	obtain a pharmaceutical manufacturing permit for each production facility from the relevant food and drug administrative authority;
●	obtain a drug registration certificate, which includes a drug approval number, from the NMPA for each drug manufactured by us;
●	obtain a pharmaceutical distribution permit from the NMPA; and
●	renew the pharmaceutical manufacturing permits, the pharmaceutical distribution permits, drug registration certificates, among other requirements.

If we or our joint ventures are unable to obtain or renew such permits or any other permits or licenses required for our or their operations, we will not be able to engage in the manufacture and distribution of our products and our business may be adversely affected.

The regulatory framework regarding the pharmaceutical industry in China is subject to change and amendment from time to time. Any such change or amendment could materially and adversely impact our business, financial condition and results of operations. The PRC government has introduced various reforms to the Chinese healthcare system in recent years and may continue to do so, with an overall objective to expand basic medical insurance coverage and improve the quality and reliability of healthcare services. The specific regulatory changes under the reform still remain uncertain. The implementing measures to be issued may not be sufficiently effective to achieve the stated goals and, as a result, we may not be able to benefit from such reform to the level we expect, if at all. Moreover, the reform could give rise to regulatory developments, such as more burdensome administrative procedures, which may have an adverse effect on our business and prospects.

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

We are party to joint venture agreements with Shanghai Pharmaceuticals and Guangzhou Baiyunshan, relating to our non-consolidated joint ventures, which together form part of our Commercial Platform business. Our equity in the earnings of these non-consolidated joint ventures was $38.2 million, $38.3 million and $40.6 million for the years ended December 31, 2017, 2018 and 2019, respectively, as recorded in our consolidated financial statements. As such, our results of operations and financial performance have been, and will continue to be, affected by the financial performance of these joint ventures as well as any other equity investees we have or may have in the future. Furthermore, we have consolidated joint ventures with each of Sinopharm and Hain Celestial which accounted for substantially all of our Commercial Platform’s consolidated revenue for the years ended December 31, 2017, 2018 and 2019.

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

Operationally, our joint venture partners have certain responsibilities and/or certain rights to exercise control or influence over operations and decision-making under the joint venture arrangements. Therefore, the success of our joint ventures depends on the efforts and abilities of our joint venture parties to varying degrees. For example, we share the ability to appoint the general manager of our joint venture with Guangzhou Baiyunshan, with each of us having a rotating four-year right, and therefore, our ability to manage the day-to-day operations of this joint venture is more limited. On the other hand, we appoint the general managers of Hutchison Sinopharm and Shanghai Hutchison Pharmaceuticals pursuant to the respective joint venture agreements governing these entities and therefore oversee the day-to-day management of these joint ventures. However, we still rely on our joint venture partners Sinopharm and Shanghai Pharmaceuticals to provide certain distribution and logistics services. See “—Risks Relating to Our Dependence on Third Parties—Joint ventures form an important part of our Commercial Platform business, and our ability to manage and develop the businesses conducted by these joint ventures depends in part on our relationship with our joint venture partners” for more information.

We intend to leverage the know-how and infrastructure of our Commercial Platform’s Prescription Drugs business to commercialize our internally developed drug candidates, but we may not be successful in adapting this business to successfully manufacture, sell and market our drug candidates if and when they are approved, and we may not be able to generate any revenue from such products.

Our Prescription Drugs business is primarily operated by our Shanghai Hutchison Pharmaceuticals and Hutchison Sinopharm joint ventures and currently has a manufacturing, sales and marketing infrastructure in China. We intend to leverage our experience operating our Prescription Drugs business to commercialize certain of our drug candidates in China, if approved. However, to do so, we must adapt our know-how and infrastructure to build a specific oncology and/or immunology focused sales and marketing team. There are risks involved with leveraging the experience from our current Prescription Drugs business. For example, recruiting and/or training a sales force in new oncology and immunology is time consuming and could delay any drug launch. Factors that may inhibit our efforts to commercialize our drug candidates include:

●	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;
●	the inability of our sales personnel to obtain access to physicians or educate adequate numbers of physicians who then prescribe any future drugs; and
●	the lack of complementary drugs to be offered by our sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines.

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

We believe that market awareness of the products sold through our Commercial Platform, which include our joint ventures’ branded products, such as Baiyunshan and Shang Yao, and the brands of third-party products which are distributed through our joint ventures, has contributed significantly to the success of our Commercial Platform. We also believe that maintaining and enhancing such brands is critical to maintaining our competitive advantage. Although the sales and marketing staff of our Commercial Platform will continue to further promote such brands to remain competitive, they may not be successful. If our joint ventures are unable to further enhance brand recognition and increase awareness of their products, or if they are compelled to incur excessive marketing and promotion expenses in order to maintain brand awareness, our business and results of operations may be materially and adversely affected. Furthermore, our results of operations could be adversely affected if the Baiyunshan and Shang Yao brands, or the brands of any other products, or our reputation, are impaired by certain actions taken by our joint venture partners, distributors, competitors or relevant regulatory authorities.

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

In China, for example, the Ministry of Human Resources and Social Security of the PRC or provincial or local human resources and social security authorities, together with other government authorities, review the inclusion or removal of drugs from the Medicines Catalogue for the National Basic Medical Insurance, Labor Injury Insurance and Childbirth System in China, or the National Reimbursement Drug List, or provincial or local medical insurance catalogues for the National Medical Insurance Program, and the category under which a drug will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are made based on a number of factors, including price and efficacy. Depending on the category under which a drug is classified in the provincial medicine catalogue, a National Medical Insurance Program participant residing in that province can be reimbursed for the full cost of Category A medicine and for the majority of the cost of a Category B medicine. In some instances, if the price range designated by the local or provincial government decreases, it may adversely affect our business and could reduce our total revenue, and if our revenue falls below production costs, we may stop manufacturing certain products. In November 2019, fruquintinib was added to China’s National Reimbursement Drug List as a Category B medicine.

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

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs which may affect reimbursement rates of our drug candidates if approved. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the Affordable Care Act, was passed, which substantially changes the way health care is financed by both governmental and private insurers. The Affordable Care Act, among other things, establishes a new Medicare Part D coverage gap discount program, in which, effective 2019, manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted.

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

Our Commercial Platform’s Prescription Drugs business markets to hospitals in China who may make bulk purchases of a medicine only if that medicine is selected under a government-administered tender process. Periodically, a bidding process is organized on a provincial or municipal basis. Whether a drug manufacturer is invited to participate in the tender depends on the level of interest that hospitals have in purchasing this drug. The interest of a hospital in a medicine is evidenced by:

●	the inclusion of this medicine on the hospital’s formulary, which establishes the scope of drug physicians at this hospital may prescribe to their patients, and
●	the willingness of physicians at this hospital to prescribe a particular drug to their patients.

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

In 2018, China enacted a regulatory reform initiative bidding process in several cities. The initiative is aimed at driving consolidation in the fragmented generic prescription drug market in China. Under this program, major cities bulk-buy certain generic drugs together, forcing companies to bid for contracts and driving down prices. The system expanded nationwide to cover more cities and drugs in 2019. The system may reduce our Commercial Platform’s product portfolio as some of our third-party generic drug partners may fail to win bids.

Counterfeit products in China could negatively impact our revenue, brand reputation, business and results of operations.

Our Commercial Platform’s products are subject to competition from counterfeit products, especially counterfeit pharmaceuticals which are manufactured without proper licenses or approvals and are fraudulently mislabeled with respect to their content and/or manufacturer. Counterfeiters may illegally manufacture and market products under our or our joint venture’s brand names, the brand names of the third-party products we or they sell, or those of our or their competitors. Counterfeit pharmaceuticals are generally sold at lower prices than the authentic products due to their low production costs, and in some cases are very similar in appearance to the authentic products. Counterfeit pharmaceuticals may or may not have the same chemical content as their authentic counterparts. If counterfeit pharmaceuticals illegally sold under our or our joint ventures’ brand names or the brand names of third-party products we or they sell result in adverse side effects to consumers, we or our joint ventures may be associated with any negative publicity resulting from such incidents. In addition, consumers may buy counterfeit pharmaceuticals that are in direct competition with the products sold through our Commercial Platform, which could have an adverse impact on our revenue, business and results of operations. The proliferation of counterfeit pharmaceuticals in China and globally may grow in the future. Any such increase in the sales and production of counterfeit pharmaceuticals in China, or the technological capabilities of the counterfeiters, could negatively impact our revenue, brand reputation, business and results of operations.

Rapid changes in the pharmaceutical industry may render our Commercial Platform’s current products or our drug candidates obsolete.

Future technological improvements by our competitors and continual product developments in the pharmaceutical market may render our and our joint ventures’ existing products, our or their third-party licensed products or our drug candidates obsolete or affect our Commercial Platform’s viability and competitiveness. Therefore, our Commercial Platform’s future success will largely depend on our and our joint ventures’ ability to:

●	improve existing products;
●	develop innovative drug candidates;
●	diversify the product and drug candidate portfolio;
●	license diverse third-party products; and
●	develop new and competitively priced products which meet the requirements of the constantly changing market.

If we or our joint ventures fail to respond to this environment by improving our Commercial Platform’s existing products, licensing new third-party products or developing new drug candidates in a timely fashion, or if such new or improved products do not achieve adequate market acceptance, our business and profitability may be materially and adversely affected.

Our Commercial Platform’s principal products involve the cultivation or sourcing of key raw materials including botanical products, and any quality control or supply failure or price fluctuations could adversely affect our Commercial Platform’s ability to manufacture our products and/or could materially and adversely affect our operating results.

The key raw materials used in the manufacturing process of certain of our Commercial Platform’s principal products are medicinal herbs whose properties are related to the regions and climatic conditions in which they are grown. Access to quality raw materials and products necessary for the manufacture of our Commercial Platform products is not guaranteed. We rely on a combination of materials grown by our or our joint ventures’ entities and materials sourced from third-party growers and suppliers. The availability, quality and prices of these raw materials are dependent on and closely affected by weather conditions and other seasonal factors which have an impact on the yields of the harvests each year. The quality, in some instances, also depends on the operations of third-party growers or suppliers. There is a risk that such growers or suppliers sell or attempt to sell us or our joint ventures raw materials which are not authentic. If there is any supply interruption for an indeterminate period of time, our joint ventures may not be able to identify and obtain alternative supplies that comply with our quality standards in a timely manner. Any supply disruption could adversely affect our ability to satisfy demand for our products, and materially and adversely affect our product sales and operating results. Moreover, any use by us or our joint ventures of unauthentic materials illegally sold to us by third-party growers or suppliers in our or our joint ventures’ products may result in adverse side effects to the consumers, negative publicity, or product liability claims against us or our joint ventures, any of which may materially and adversely affect our operating results.

The prices of necessary raw materials and products may be subject to price fluctuations according to market conditions, and any sudden increases in demand in the case of a widespread illness such as Covid-19, SARS, MERS or avian flu may impact the costs of production. For example, the market price of Sanqi, one of the main natural raw materials in Hutchison Baiyunshan’s Fu Fang Dan Shen tablets, fluctuated significantly between 2009 and 2019. Our Commercial Platform sources Sanqi and other necessary raw materials on a purchase order basis and does not have long-term supply contracts in place so that it can manage inventory levels to reduce its risk to price fluctuations; however, we cannot guarantee that we or our joint ventures will be successful in doing so. Raw material price fluctuations could increase the cost to manufacture our Commercial Platform’s products and adversely affect our operating results.

Adverse publicity associated with our company, our joint ventures or our or their products or third-party licensed products or similar products manufactured by our competitors could have a material adverse effect on our results of operations.

Sales of the Commercial Platform’s products are highly dependent upon market perceptions of the safety and quality of our and our joint ventures’ products and the third-party products we and they distribute. Concerns over the safety of biopharmaceutical products manufactured in China could have an adverse effect on the reputation of our industry and the sale of such products, including products manufactured or distributed by us and our joint ventures.

We could be adversely affected if any of our or our joint ventures’ products, third-party licensed products or any similar products manufactured by other companies prove to be, or are alleged to be, harmful to patients. Any negative publicity associated with severe adverse reactions or other adverse effects resulting from patients’ use or misuse of our and our joint ventures’ products or any similar products manufactured by other companies could also have a material adverse impact on our results of operations. We and our joint ventures have not, to date, experienced any significant quality control or safety problems. If in the future we or our joint ventures become involved in incidents of the type described above, such problems could severely and adversely impact our financial position and reputation.

We are dependent on our joint ventures’ production facilities in Shanghai, Guangzhou and Bozhou, China for the manufacture of our principal Commercial Platform products.

The principal products sold by our Commercial Platform are mainly produced or expected to be produced at our joint ventures’ manufacturing facilities in Shanghai, Guangzhou and Bozhou, China. A significant disruption at those facilities, even on a short-term basis, could impair our joint ventures’ ability to timely produce and ship products, which could have a material adverse effect on our business, financial position and results of operations.

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

Risks Relating to Our Dependence on Third Parties

Disagreements with our current or future collaboration partners, the amendment of any collaboration agreement or the termination of any collaboration arrangement, could cause delays in our product development and materially and adversely affect our business.

Our collaborations, including those with our oncology drug partners AstraZeneca and Eli Lilly, and any future collaborations that we enter into may not be successful. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable drug candidate and, in some cases, termination of the collaboration arrangement. In addition, we or our partners may seek to amend the terms of one or more our collaboration agreements to adjust, among other things, the respective roles of our company and our collaboration partner as circumstances change. Our interests may not always be aligned with those of our collaboration partners, For instance, we are much smaller than our collaboration partners and because they or their affiliates may sell competing products. This may result in potential conflicts between our collaborators and us on matters that we may not be able to resolve on favorable terms or at all.

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

Under typical collaboration agreements, we would expect to receive revenue for our drug candidates based on achievement of specific development, sales or regulatory approval milestones, as well as royalties based on a percentage of sales of the commercialized products. Achieving these milestones will depend, in part, on the efforts of our partner as well as our own. If we, or any alliance partner, fail to meet specific milestones, then the strategic alliance may be terminated, which could reduce our revenue.

The third-party vendors upon whom we rely for the supply of the active pharmaceutical ingredient, drug product and drug substance used in our drug candidates are our sole source of supply, and the loss of any of these suppliers could significantly harm our business.

The active pharmaceutical ingredient, drug product and drug substance used in our drug candidates are supplied to us from third-party vendors. Our ability to successfully develop our drug candidates, and to ultimately supply our commercial drugs in quantities sufficient to meet the market demand, depends in part on our ability to obtain the active pharmaceutical ingredient, drug product and drug substance for these drugs in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing. We contract with a single supplier to manufacture and supply us with the active pharmaceutical ingredient for fruquintinib for commercial purposes. In addition, we are in the process of engaging a second supplier of such active pharmaceutical ingredient and have already validated its current good manufacturing practice, or cGMP, production processes. We have not yet entered into any purchase or supply agreement with this second supplier, so we have not determined the pricing or other commercial terms of this relationship. Other than the foregoing, we do not currently have arrangements in place for a contingent or second-source supply of the active pharmaceutical ingredient for fruquintinib or any other active pharmaceutical ingredients, drug product or drug substance used in our drug candidates in the event any of our current suppliers of such active pharmaceutical ingredient, drug product and drug substance cease their operations for any reason, which may lead to an interruption in our production.

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

Although we or our collaboration partners design the clinical trials for our drug candidates, CROs conduct most of the clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, are outside of our direct control. Our reliance on third parties to conduct clinical trials results in less control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

●	have staffing difficulties;
●	fail to comply with contractual obligations;
●	experience regulatory compliance issues;

●	undergo changes in priorities or become financially distressed; or
●	form relationships with other entities, some of which may be our competitors.

These factors may materially and adversely affect the willingness or ability of third parties to conduct our and our collaboration partners’ clinical trials and may subject us or them to unexpected cost increases that are beyond our or their control.

If any of our and our collaboration partners’ relationships with these third-party CROs terminate, we or they may not be able to enter into arrangements with alternative CROs on reasonable terms or at all. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such CROs are associated with may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our drug candidates. As a result, we believe that our financial results and the commercial prospects for our drug candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

We, our collaboration partners or our CROs may fail to comply with the regulatory requirements pertaining to clinical trials, which could result in fines, adverse publicity and civil or criminal sanctions.

We, our collaboration partners and our CROs are required to comply with regulations for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the NMPA and comparable foreign regulatory authorities for any drugs in clinical development. In the United States, the FDA regulates GCP through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we, our collaboration partners or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require additional clinical trials before approving the marketing applications for the relevant drug candidate. We cannot assure you that, upon inspection, the FDA or other applicable regulatory authority will determine that any of the future clinical trials for our drug candidates will comply with GCPs. In addition, clinical trials must be conducted with drug candidates produced under applicable manufacturing regulations. Our failure or the failure of our collaboration partners or CROs to comply with these regulations may require us or them to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action. We are also required to register applicable clinical trials and post certain results of completed clinical trials on a U.S. government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil sanctions.

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

Our equity interests in these operating companies do not provide us with the ability to control actions which require shareholder approval. In addition, under the joint venture contracts for these entities, the consent of the directors nominated by our joint venture partners is required for the passing of resolutions in relation to certain matters concerning the operations of these companies. As a result, although we participate in the management, and in the case of Hutchison Sinopharm and Shanghai Hutchison Pharmaceuticals nominate the management and run the day-to-day operations, we may not be able to secure the consent of our joint venture partners to pursue activities or strategic objectives that are beneficial to or that facilitate our overall business strategies. With respect to Hutchison Baiyunshan, which is a jointly controlled and managed joint venture where we share the ability to appoint the general manager with our partner Guangzhou Baiyunshan, with each of us having a rotating four-year right, we rely on our relationship with our partner, and our ability to manage the day-to-day operations of this joint venture is more limited. To the extent Guangzhou Baiyunshan does not, for example, diligently perform its responsibilities with respect to any aspect of Hutchison Baiyunshan’s operations, agree with or cooperate in the implementation of any plans we may have for Hutchison Baiyunshan’s business in the future or take steps to ensure that Hutchison Baiyunshan is in compliance with applicable laws and regulations, our business and ability to comply with legal, regulatory and financial reporting requirements which will apply to us as a public company, as well as the results of this joint venture, could be materially and adversely affected. Furthermore, disagreements or disputes which arise between us and our joint venture partners may potentially require legal action to resolve and hinder the smooth operation of our Commercial Platform business or adversely affect our financial condition, results of operations and prospects.

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

Historically, we have relied on the reputation and experience of, and support provided by, our founding shareholder, Hutchison Whampoa Limited (a wholly owned subsidiary of CK Hutchison), to advance our joint ventures and collaborations in China and elsewhere. CK Hutchison is a Hong Kong-based, multinational conglomerate with operations in over 50 countries. CK Hutchison is the ultimate parent company of Hutchison Healthcare Holdings Limited, which as of March 1, 2020, owns 48.2% of our total outstanding share capital. We believe that CK Hutchison group’s reputation in China has given us an advantage in negotiating collaborations and obtaining opportunities.

We also benefit from sharing certain services with the CK Hutchison group including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, shared use of accounting software system and related services, participation in the CK Hutchison group’s pension, medical and insurance plans, participation in the CK Hutchison group’s procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. We pay a management fee to an affiliate of CK Hutchison for the provision of such services. In each of the years ended December 31, 2017, 2018 and 2019, we paid a management fee of approximately $897,000, $922,000 and $931,000, respectively. In addition, we benefit from the fact that two retail chains affiliated with the CK Hutchison group, PARKnSHOP and Watsons, sell certain of our Commercial Platform products in their stores throughout Hong Kong and in other Asian countries. For the years ended December 31, 2017, 2018 and 2019, sales of our products to members of the CK Hutchison group amounted to $8.5 million, $8.3 million and $7.6 million, respectively.

Our business also depends on certain intellectual property rights licensed to us by the CK Hutchison group. See “—Risks Relating to Intellectual Property—We and our joint ventures are dependent on trademark and other intellectual property rights licensed from others. If we lose our licenses for any of our products, we or our joint ventures may not be able to continue developing such products or may be required to change the way we market such products” for more information on risks associated with such intellectual property licensed to us.

There can be no assurance the CK Hutchison group will continue to provide the same benefits or support that they have provided to our business historically. Such benefit or support may no longer be available to us, in particular, if CK Hutchison’s ownership interest in our company significantly decreases in the future.

Other Risks and Risks Relating to Doing Business in China

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

We and our joint ventures face an inherent risk of product liability exposure related to the use of our drug candidates in clinical trials, sales of our or our joint ventures’ products or the products we or they license from third parties through our Commercial Platform. If we and our joint ventures cannot successfully defend against claims that the use of such drug candidates in our clinical trials or any products sold through our Commercial Platform, including fruquintinib and/or any of our drug candidates which receive regulatory approval, caused injuries, we and our joint ventures could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for products sold through our Commercial Platform;
●	significant negative media attention and reputational damage;
●	withdrawal of clinical trial participants;
●	significant costs to defend the related litigation;
●	substantial monetary awards to trial participants or patients;
●	loss of revenue; and
●	the inability to commercialize any drug candidates that we may develop.

Our principal insurance policies cover product liability for fruquintinib, property loss due to accidents or natural disasters and adverse events in clinical trials. Existing PRC laws and regulations do not require us or our joint ventures to have, nor do we or they, maintain liability insurance to cover product liability claims except with respect to fruquintinib. We and our joint ventures do not have business liability, or in particular, product liability for each of our drug candidates or certain of our or their products except with respect to fruquintinib. Any litigation might result in substantial costs and diversion of resources. While we and our joint ventures maintain liability insurance for certain clinical trials and products, this insurance may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products that we or our collaborators develop.

We and our joint ventures may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act, or FCPA, the Bribery Act 2010 of the United Kingdom, or U.K. Bribery Act, and Chinese anti-corruption laws, and any determination that we have violated these laws could have a material adverse effect on our business or our reputation.

In the day-to-day conduct of our business, we and our joint ventures are in frequent contact with persons who may be considered government officials under applicable anti-corruption, anti-bribery and anti-kickback laws, which include doctors at public hospitals in China and elsewhere. Therefore, we and our joint ventures are subject to risk of violations under the FCPA, the U.K. Bribery Act, and other laws in the countries where we do business. We and our joint ventures have operations, agreements with third parties and we and our joint ventures make most of our sales in China. The PRC also strictly prohibits bribery of government officials. Our and our joint ventures’ activities in China create the risk of unauthorized payments or offers of payments by the directors, employees, representatives, distributors, consultants or agents of our company or our joint ventures, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our and our joint ventures’ employees. We have implemented and adopted policies designed by the R&D-based Pharmaceutical Association Committee, an industry association representing approximately 40 global biopharmaceutical companies, to ensure compliance by us and our joint ventures and our and their directors, officers, employees, representatives, distributors, consultants and agents with the anti-corruption laws and regulations. We cannot assure you, however, that our existing safeguards are sufficient or that our or our joint ventures’ directors, officers, employees, representatives, distributors, consultants and agents have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our business partners have not engaged and will not engage in conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, the U.K. Bribery Act or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, reputation, financial condition, cash flows and results of operations.

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

Although we and our joint ventures maintain workers’ compensation insurance to cover costs and expenses incurred due to on-the-job injuries to our employees and third-party liability insurance for injuries caused by unexpected seepage, pollution or contamination, this insurance may not provide adequate coverage against potential liabilities. Furthermore, the PRC government may take steps towards the adoption of more stringent environmental regulations. Due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. If there is any unanticipated change in the environmental regulations, we and our joint ventures may need to incur substantial capital expenditures to install, replace, upgrade or supplement our equipment or make operational changes to limit any adverse impact or potential adverse impact on the environment in order to comply with new environmental protection laws and regulations. If such costs become prohibitively expensive, we may be forced to cease certain aspects of our or our joint ventures’ business operations.

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.

We are heavily dependent on critical, complex and interdependent information technology systems, including internet-based systems, to support our business processes. Our information technology system security is continuously reviewed, maintained and upgraded in response to possible security breach incidents. Despite the implementation of these measures, our information technology systems and those of third parties with which we contract are vulnerable to damage from external or internal security incidents, breakdowns, malicious intrusions, cybercrimes, including State-sponsored cybercrimes, malware, misplaced or lost data, programming or human errors or other similar events. System failures, accidents or security breaches could cause interruptions in our operations and could result in inappropriately accessed, tampered with, modified or stolen scientific data or a material disruption of our clinical activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. Such event could significantly harm our Innovation Platform’s operations, including resulting in the loss of clinical trial data which could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Such events could also lead to the loss of important information such as trade secrets or other intellectual property and could accelerate the development or manufacturing of competing products by third parties. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our research and development programs and the development of our drug candidates could be delayed.

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

The recent coronavirus Covid-19 outbreak and other adverse public health developments could materially and adversely affect our business.

In December 2019, an outbreak of a novel strain of coronavirus (Covid-19) was reported in Wuhan, China and has since spread throughout China and to other countries. The outbreak of Covid-19, if it continues to worsen, and other adverse public health developments could materially and adversely affect our business, financial condition and results of operations. Our operations have been, and may continue to be, impacted due to national and regional Chinese government declarations requiring closures, quarantines and travel restrictions. For instance, our clinical studies in China have encountered some limitations to patient visits for screening, treatment and clinical assessment. In addition, our prescription drug sales teams have seen some short-term limitations on conducting normal operations. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus, among others. If the severity and reach of the Covid-19 outbreak increases, there may be significant and material disruptions to normal operations, which may then have a material adverse effect on our operations, operating results and financial condition.

Uncertainties with respect to the PRC legal system and changes in laws, regulations and policies in China could materially and adversely affect us.

We conduct our business primarily through our subsidiaries and joint ventures in China. PRC laws and regulations govern our and their operations in China. Our subsidiaries and joint ventures are generally subject to laws and regulations applicable to foreign investments in China, which may not sufficiently cover all of the aspects of our or their economic activities in China. In particular, some laws, particularly with respect to drug price reimbursement, are relatively new, and because of the limited volume of published judicial decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations are uncertain. Furthermore, recent regulatory reform in the China pharmaceutical industry will limit the number of distributors allowed between a manufacturer and each hospital to one, which may limit the rate of sales growth of Hutchison Sinopharm in future periods. In addition, the implementation of laws and regulations may be in part based on government policies and internal rules that are subject to the interpretation and discretion of different government agencies (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our, our collaboration partners’ or our joint ventures’ violation of these policies and rules until sometime after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

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

Certain of our PRC subsidiaries and joint ventures have been granted High and New Technology Enterprise, or HNTE, status by the relevant PRC authorities. This status allows the relevant enterprise to enjoy a reduced Enterprise Income Tax, or EIT, rate at 15% on its taxable profits. For the duration of its HNTE grant, the relevant PRC enterprise must continue to meet the relevant HNTE criteria or else the 25% standard EIT rate will be applied from the beginning of the calendar year when the enterprise fails to meet the relevant criteria. We are in the process of renewing for HNTE status which expired at the end of 2019 for certain of our PRC subsidiaries and joint ventures. It is unclear whether the HNTE status and tax incentives under the current policy will continue to be granted after their expiration dates. If the rules for such incentives are amended or the status is not renewed, higher EIT rates may apply resulting in increased tax burden which will impact our business, financial condition, results of operations and growth prospects.

We may be treated as a resident enterprise for PRC Tax purposes under China’s Enterprise Income Tax Law and Implementation Rules, effective as of January 1, 2008, or the EIT Law, and our global income may therefore be subject to PRC income tax.

China’s EIT Law defines the term “de facto management bodies” as “bodies that substantially carry out comprehensive management and control on the business operation, employees, accounts and assets of enterprises.” Under the EIT Law, an enterprise incorporated outside of China whose “de facto management bodies” are located in China is considered a “resident enterprise” and will be subject to a uniform 25% EIT rate on its global income. On April 22, 2009, China’s State Administration of Taxation, or the SAT, in the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, further specified certain criteria for the determination of what constitutes “de facto management bodies.” If all of these criteria are met, the relevant foreign enterprise may be regarded to have its “de facto management bodies” located in China and therefore be considered a resident enterprise in China. These criteria include: (i) the enterprise’s day-to-day operational management is primarily exercised in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in China; and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in China. Although Circular 82 only applies to foreign enterprises that are majority-owned and controlled by PRC enterprises, not those owned and controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may be adopted by the PRC tax authorities as the test for determining whether the enterprises are PRC tax residents, regardless of whether they are majority-owned and controlled by PRC enterprises.

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

Under the EIT Law, dividends payable by a PRC enterprise to its foreign investor who is a non-PRC resident enterprise, as well as gains on transfers of shares of a PRC enterprise by such a foreign investor will generally be subject to a 10% withholding tax, unless such non-PRC resident enterprise’s jurisdiction of tax residency has an applicable tax treaty with the PRC that provides for a reduced rate of withholding tax.

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

The EIT Law provides that a withholding tax at the rate of 10% is applicable to dividends payable by a PRC resident enterprise to investors who are “non-resident enterprises” (i.e., that do not have an establishment or place of business in the PRC or that have such establishment or place of business but the relevant dividend is not effectively connected with the establishment or place of business). However, pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Arrangement, withholding tax at a reduced rate of 5% may be applicable to dividends payable by PRC resident enterprises to beneficial owners of the dividends that are Hong Kong tax residents if certain requirements are met. There is uncertainty regarding whether the PRC tax authorities will consider us to be eligible to the reduced tax rate. If the Arrangement is deemed not to apply to dividends payable by our PRC subsidiaries and joint ventures to their respective Hong Kong immediate holding companies that are ultimately owned by us, the withholding tax rate applicable to us will be the statutory rate of 10% instead of 5% which may potentially impact our business, financial condition, results of operations and growth prospects.

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

We are an investment holding company incorporated in the Cayman Islands and are admitted to trading on the AIM market of the London Stock Exchange. Our central management and control resides in Hong Kong, and therefore we believe that we are not a U.K. resident for corporate tax purposes. However, the tax resident status of a non-resident entity could be challenged by the U.K. tax authorities.

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

In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies. Based on this regulation, PRC residents who are granted shares or share options by a company listed on an overseas stock market under its employee share option or share incentive plan are required to register with the SAFE or its local counterparts by following certain procedures. We and our employees who are PRC residents and individual beneficial owners who have been granted shares or share options have been subject to these rules due to our listing on the AIM market of the London Stock Exchange and Nasdaq. We have registered the option schemes and the share incentive plan and will continue to assist our employees to register their share options or shares. However, any failure of our PRC individual beneficial owners and holders of share options or shares to comply with the SAFE registration requirements in the future may subject them to fines and legal sanctions and may, in rare instances, limit the ability of our PRC subsidiaries to distribute dividends to us.

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

We may be involved in litigation, legal disputes, claims or administrative proceedings which could be costly and time-consuming to resolve.

We may become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business or pursuant to governmental or regulatory enforcement activity. Any litigation or proceeding to which we become a party might result in substantial costs and divert management’s attention and resources. Furthermore, any litigation, legal disputes, claims or administrative proceedings which are initially not of material importance may escalate and become important to us due to a variety of factors, such as changes in the facts and circumstances of the cases, the likelihood of loss, the monetary amount at stake and the parties involved. Our insurance might not cover claims brought against us, provide sufficient payments to financially cover all of the costs to resolve such claims or continue to be available on terms acceptable to us.

Risks Relating to Intellectual Property

If we, our joint ventures or our collaboration partners are unable to protect our or their products and drug candidates through intellectual property rights, our competitors may compete directly against us or them.

Our success depends, in part, on our, our joint venture partners’ and our collaboration partners’ ability to protect our and our joint ventures’ and our collaboration partners’ products and drug candidates from competition by establishing, maintaining and enforcing our or their intellectual property rights. We, our joint ventures and our collaboration partners seek to protect the products and technology that we and they consider commercially important by filing PRC and international patent applications, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. As of December 31, 2019, we had 208 issued patents, including 22 Chinese patents, 21 U.S. patents and 11 European patents, 137 patent applications pending in the above major market jurisdictions, and five pending Patent Cooperation Treaty, or PCT, patent applications relating to the drug candidates of our Innovation Platform. Our collaboration partner AstraZeneca is responsible for maintaining and enforcing our intellectual property rights in relation to savolitinib. Additionally, our joint ventures collectively had 127 issued patents and 36 patent applications in China and other jurisdictions relating to our Commercial Platform’s products as of December 31, 2019. For more details, see Item 4.B. “Business Overview—Patents and Other Intellectual Property.” Patents may become invalid and patent applications may not be granted for a number of reasons, including known or unknown prior art, deficiencies in the patent application or the lack of originality of the technology. In addition, the PRC and the United States have adopted the “first-to-file” system under which whoever first files an invention patent application will be awarded the patent. Under the first-to-file system, third parties may be granted a patent relating to a technology which we invented. Furthermore, the terms of patents are finite. The patents we hold and patents to be issued from our currently pending patent applications generally have a twenty-year protection period starting from the date of application.

We, our joint ventures and/or our collaboration partners may become involved in patent litigation against third parties to enforce our or their patent rights, to invalidate patents held by such third parties, or to defend against such claims. A court may refuse to stop the other party from using the technology at issue on the grounds that our or our joint ventures’ patents do not cover the third-party technology in question. Further, such third parties could counterclaim that we or our joint ventures infringe their intellectual property or that a patent we, our joint ventures or our collaboration partners have asserted against them is invalid or unenforceable. In patent litigation, defendant counterclaims challenging the validity, enforceability or scope of asserted patents are commonplace. In addition, third parties may initiate legal proceedings against us or our intellectual property to assert such challenges to our intellectual property rights.

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

For example, in the United States, the Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a “first-to-invent” system to a “first-to-file” system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. As a result of these changes, patent law in the United States may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The U.S. Patent and Trademark Office, or USPTO, has developed new and untested regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will have on the cost of prosecuting our or our joint ventures’ patent applications and our or their ability to obtain patents based on our or our joint ventures’ discoveries and to enforce or defend any patents that may issue from our or their patent applications, all of which could have a material adverse effect on our business.

If we are unable to maintain the confidentiality of our and our joint ventures’ trade secrets, the business and competitive position of ourselves and our joint ventures may be harmed.

In addition to the protection afforded by patents and the PRC’s State Secret certification, we and our joint ventures rely upon unpatented trade secret protection, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our and our joint ventures’ proprietary technology and processes, in part, by entering into confidentiality agreements with our and their collaborators, scientific advisors, employees and consultants, and invention assignment agreements with our and their consultants and employees. We and our joint ventures may not be able to prevent the unauthorized disclosure or use of our or their technical know-how or other trade secrets by the parties to these agreements, however, despite the existence generally of confidentiality agreements and other contractual restrictions. If any of the collaborators, scientific advisors, employees and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we and our joint ventures may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. Enforcing a claim that a third-party illegally obtained and is using our or our joint ventures’ trade secrets, like patent litigation, is expensive and time consuming, and the outcome is unpredictable. In addition, courts in China and other jurisdictions outside the United States are sometimes less prepared or willing to protect trade secrets.

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

We and our joint ventures are parties to licenses that give us or them rights to third-party intellectual property that are necessary or useful for our or our joint ventures’ businesses. In particular, the “Hutchison,” “Chi-Med” and “China-MediTech” brands, among others, have been licensed to us by Hutchison Whampoa Enterprises Limited, an affiliate of our largest shareholder, Hutchison Healthcare Holdings Limited. Hutchison Whampoa Enterprises Limited grants us a royalty-free, worldwide license to such brands. Under the terms of our brand license agreement, Hutchison Whampoa Enterprises Limited has the right to terminate the license if, among other things, we commit a material breach of the agreement, or within any twelve-month period the aggregate direct or indirect shareholding in our company held by CK Hutchison is reduced to less than 40%, 30% or 20%. In addition, the “Baiyunshan” brand, which is a key brand used by Hutchison Baiyunshan on its products, has been licensed to Hutchison Baiyunshan by our joint venture partner, Guangzhou Baiyunshan, for use during the 50-year joint venture period; however, Guangzhou Baiyunshan has the right to terminate the license if its interest in Hutchison Baiyunshan falls below 50%. If any such license is terminated, our or Hutchison Baiyunshan’s business, and our or their positioning in the Chinese market and our financial condition, results of operations and prospects may be materially and adversely affected.

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

Our commercial success depends significantly on our and our joint ventures’ ability to operate without infringing the patents and other proprietary rights of third parties. In the PRC, invention patent applications are generally maintained in confidence until their publication 18 months from the filing date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and invention patent applications are filed. Even after reasonable investigation, we may not know with certainty whether any third-party may have filed a patent application without our knowledge while we or our joint ventures are still developing or producing that product. While the success of pending patent applications and applicability of any of them to our or our joint ventures’ programs are uncertain, if asserted against us or them, we could incur substantial costs and we or they may have to:

●	obtain licenses, which may not be available on commercially reasonable terms, if at all;
●	redesign products or processes to avoid infringement; and
●	stop producing products using the patents held by others, which could cause us or them to lose the use of one or more of our or their products.

To date, we and our joint ventures have not received any material claims of infringement by any third parties. If a third-party claims that we or our joint ventures infringe its proprietary rights, any of the following may occur:

●	we or our joint ventures may have to defend litigation or administrative proceedings that may be costly whether we or they win or lose, and which could result in a substantial diversion of management resources;
●	we or our joint ventures may become liable for substantial damages for past infringement if a court decides that our technology infringes a third-party’s intellectual property rights;
●	a court may prohibit us or our joint ventures from producing and selling our or their product(s) without a license from the holder of the intellectual property rights, which may not be available on commercially acceptable terms, if at all; and
●	we or our joint ventures may have to reformulate product(s) so that it does not infringe the intellectual property rights of others, which may not be possible or could be very expensive and time consuming.

Any costs incurred in connection with such events or the inability to sell our or our joint ventures’ products may have a material adverse effect on our business and results of operations.

We, our joint ventures and our collaboration partners may not be able to effectively enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our or our joint venture’s products or drug candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly in developing countries. Moreover, our, our joint ventures’ or our collaboration partners’ ability to protect and enforce our or their intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, the patent laws of some foreign countries do not afford intellectual property protection to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, may not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us or our joint ventures to stop the infringement of our or their patents or the misappropriation of our or their other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our or our joint ventures’ inventions throughout the world. Competitors may use our or our joint ventures’ technologies in jurisdictions where we or they have not obtained patent protection to develop their own drugs and, further, may export otherwise infringing drugs to territories where we or our joint ventures have patent protection, if our, our joint ventures’ or our collaboration partners’ ability to enforce our or their patents to stop infringing activities is inadequate. These drugs may compete with our drug candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

Risks Relating to Our ADSs

Our largest shareholder owns a significant percentage of our ordinary shares, which may limit the ability of other shareholders to influence corporate matters.

As of March 1, 2020, Hutchison Healthcare Holdings Limited owned approximately 48.2% of our ordinary shares. Accordingly, Hutchison Healthcare Holdings Limited has a significant influence over the outcome of any corporate transaction or other matter submitted to shareholders for approval and the interests of Hutchison Healthcare Holdings Limited may differ from the interests of our other shareholders. Because we are incorporated in the Cayman Islands, certain matters, such as amendments to our Memorandum and Articles of Association, require approval of at least two-thirds of our shareholders by law subject to higher thresholds which we may set in our Articles of Association. Therefore, Hutchison Healthcare Holdings Limited’s approval will be required to achieve any such threshold. In addition, Hutchison Healthcare Holdings Limited has and will continue to have a significant influence over the management and the strategic direction of our company.

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

We have filed with the SEC a Registration Statement on Form F-3, commonly referred to as a “shelf registration,” that permits us to sell any number of ADSs in a registered offering at our discretion. Since effectiveness, we have completed registered offerings raising aggregate gross proceeds of approximately $419.6 million under the shelf registration statement. In addition, our largest shareholder has completed registered secondary offerings raising aggregate gross proceeds of approximately $310.4 million for it as selling shareholder under the shelf registration statement. We may decide to conduct future offerings from time to time, and such sales could cause the price of our ADSs to decline significantly.

We may be at a risk of securities litigation.

Historically, securities litigation, particularly class action lawsuits brought in the United States, have often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our business, the price of our ADSs could decline.

The trading market for our ADSs will rely in part on the research and reports that industry or financial analysts publish about us or our business. We may not be able to maintain continuous research coverage by industry or financial analysts. If one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by the AIM Rules for Companies, or the AIM Rules, and Cayman Islands requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares or ADSs.

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

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar, and the renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted, and the exchange rate between the renminbi and U.S. dollar remained within a narrow band. In June 2010, China’s People’s Bank of China, or PBOC, announced that the PRC government would increase the flexibility of the exchange rate, and thereafter allowed the renminbi to appreciate slowly against the U.S. dollar within the narrow band fixed by the PBOC. However, on August 11, 12 and 13, 2015, the PBOC significantly devalued the renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. In 2016, the renminbi further depreciated against the U.S. dollar by approximately 7.1%, but in 2017, the renminbi appreciated against the U.S. dollar by 5.9%. In 2018 and 2019, the renminbi again depreciated against the U.S. dollar and ended down by 4.4% and 2.8%, respectively.

Significant revaluation of the renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we would receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us. Appreciation or depreciation in the value of the renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. In addition, our operating transactions and assets and liabilities in the PRC are mainly denominated in renminbi. Such amounts are translated into U.S. dollars for purpose of preparing our consolidated financial statements, with translation adjustments reflected in accumulated other comprehensive (loss)/income in shareholders’ equity. We recorded a foreign currency translation loss of $6.6 million and $4.3 million for the years ended December 31, 2018 and 2019, respectively, and a foreign currency translation gain of $11.0 million for the year ended December 31, 2017.

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

We may in the future lose our foreign private issuer status under U.S. securities laws, which could result in significant additional costs and expenses.

We are a foreign private issuer as defined in the Securities Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2019. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States on June 30, 2020 and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2020, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S.-listed public company, should we lose our foreign private issuer status, we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We could be adversely affected if satisfactory progress is not made in discussions between the SEC and the U.S. Public Company Accounting Oversight Board, or PCAOB, on the one hand, and Chinese regulators, on the other, regarding improved access to information and audit inspections of accounting firms by the SEC and PCAOB, and certain audit reports incorporated by reference in this prospectus supplement were prepared by auditors who are not so inspected.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, against the Chinese affiliates of the ‘‘big four’’ accounting firms (including our auditors). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in China are not in a position to lawfully produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect all audit firms based in China and all companies listed in the United States with significant operations in China.

In January 2014, the administrative judge reached an initial decision that the Chinese affiliates of the “big four” accounting firms should be barred from practicing before the SEC for six months. Thereafter, the accounting firms filed a petition for review of the initial decision, prompting the SEC Commissioners to review the initial decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. In February 2015, these Chinese affiliates each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms’ audit documents via the CSRC. Under the settlement, the underlying proceeding against these Chinese affiliates was deemed dismissed without prejudice for four years after entry of the settlement. The four-year mark occurred on February 6, 2019. We cannot predict if the SEC will further challenge these Chinese affiliates’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions.

In the event that these Chinese affiliates become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, companies listed in the United States with significant operations in China may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and could result in delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding companies listed in the United States with significant operations in China and the market price of our ADSs may be adversely affected. Furthermore, because we have substantial operations within the PRC, our auditor and the auditors of certain of our joint ventures are not currently inspected by the PCAOB. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor and the auditors of certain of our joint ventures. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

In December 2018, the SEC and the PCAOB issued a joint statement on regulatory access to audit and other information internationally that cites the ongoing challenges faced by them in overseeing the financial reporting of companies listed in the United States with operations in China, the absence of satisfactory progress in discussions on these issues with Chinese authorities and the potential for remedial action if significant information barriers persist. If our independent registered public accounting firm was denied, whether temporarily or otherwise, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China's, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as Nasdaq of issuers included for three consecutive years on the SEC's list. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation will be enacted.

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

The trading  prices for our ADSs may be volatile which could result in substantial losses to you.

The market price of our ADSs has been volatile. From March 17, 2016 to March 1, 2020, the closing sale price of our ADSs ranged from a high of $41.14 to a low of $11.26 per ADS.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

●	announcements of competitive developments;
●	regulatory developments affecting us, our customers or our competitors;
●	announcements regarding litigation or administrative proceedings involving us;
●	actual or anticipated fluctuations in our period-to-period operating results;
●	changes in financial estimates by securities research analysts;
●	additions or departures of our executive officers;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and
●	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in 2019, the exchanges in China experienced a sharp decline as a result of a slowdown in the Chinese economy and trade tensions with the United States. Prolonged global capital markets volatility may affect overall investor sentiment towards our ADSs, which would also negatively affect the trading prices for our ADSs.

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

Under the deposit agreement for the ADSs, the depositary gives us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

●	we do not wish a discretionary proxy to be given;
●	we are aware or should reasonably be aware that there is substantial opposition as to a matter to be voted on at the meeting; or
●	a matter to be voted on at the meeting would materially and adversely affect the rights of shareholders.

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

The rules governing passive foreign investment companies, or PFICs, can have adverse effects for U.S. investors for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. As discussed in “Taxation—Material U.S. Federal Income Tax Considerations,” we do not believe that we are currently a PFIC. Notwithstanding the foregoing, the determination of whether we are a PFIC depends on particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (1) the market price of our ordinary shares and ADSs and (2) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs.

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

We are a Cayman Islands company. As judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law or English law, shareholders may have different shareholder rights than they would have under U.S. law or English law and may face difficulties in protecting your interests.

We are an exempted company with limited liability incorporated in the Cayman Islands. Our corporate affairs are governed by our Articles of Association (as may be further amended from time to time), the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. This common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in England and some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law than the United States or the United Kingdom. In addition, some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

In addition, as a Cayman Islands exempted company, our shareholders have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies with the exception that the shareholders may request a copy of the Articles of Association. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. As a Cayman Islands company, we may not have standing to initiate a derivative action in U.S. federal courts or English courts. As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in U.S. federal courts or English courts. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts or English courts.

Some of our directors and executive officers reside outside of the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. In addition, some of our operating subsidiaries are incorporated in China. To the extent our directors and executive officers reside in China or their assets are located in China, it may not be possible for investors to effect service of process upon us or our management inside China. Even if you are successful in bringing an action, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or China, although the courts of the Cayman Islands may generally recognize and enforce by action at common law a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of an English company or a U.S. company.

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company.

Hutchison China MediTech Limited was incorporated in the Cayman Islands on December 18, 2000 as an exempted company with limited liability under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Our company was founded by Hutchison Whampoa Limited (which in 2015 became a wholly owned subsidiary of CK Hutchison), a Hong Kong based multinational conglomerate with operations in over 50 countries. CK Hutchison is the ultimate parent company of our largest shareholder Hutchison Healthcare Holdings Limited.

Our principal executive offices are located at 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. Our telephone number at that address is +852 2121 8200. The address of our registered office in the Cayman Islands is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The chart below shows our organizational structure, including our principal subsidiaries and joint ventures, as of March 1, 2020.

Notes:

(1)	Employees and former employees of Hutchison MediPharma Limited hold the remaining 0.2% shareholding in Hutchison MediPharma Holdings Limited.
(2)	Held through Hutchison MediPharma (HK) Investment Limited, a 100.0% subsidiary of Hutchison MediPharma Holdings Limited. Hutchison MediPharma Limited’s revenue generated by sales of and royalties from our current and future internally developed drug candidates are allocated to the Commercial Platform segment.
(3)	Held through our 100.0% subsidiary Shanghai Hutchison Chinese Medicine (HK) Investment Limited. Shanghai Pharmaceuticals Holding Co., Limited is the other 50.0% joint venture partner.
(4)	Sinopharm Group Co. Limited is the other 49.0% joint venture partner.
(5)	Primarily conducted through (i) Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (in which the Company holds 50.0% through our 80.0% owned subsidiary Hutchison BYS (Guangzhou) Holding Limited), a joint venture with Guangzhou Baiyunshan Pharmaceutical Holdings Co. Limited which holds the other 50.0%, and (ii) Hutchison Hain Organic Holdings Limited, a joint venture with The Hain Celestial Group, Inc., which wholly-owns Hutchison Hain Organic (Hong Kong) Limited and Hutchison Hain Organic (Guangzhou) Limited.

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

We made capital expenditure payments of $5.0 million, $6.4 million and $8.6 million for the years ended December 31, 2017, 2018 and 2019, respectively. Our capital expenditures during these periods were primarily used for the purchases of property, plant and equipment to expand the Hutchison MediPharma research facilities and the new manufacturing facility in Suzhou, China, which produces commercial supplies of fruquintinib and other clinical supplies. Our capital expenditures have been primarily funded by cash flows from operations and proceeds from our initial public and follow-on offerings in the United States.

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

B.    Business Overview.

Overview

We are an innovative, commercial-stage biopharmaceutical company based in China aiming to become a fully integrated global leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Our strategy is to leverage the highly specialized expertise of our drug discovery division, known as our Innovation Platform, to develop and expand our drug candidate portfolio for the global market while also building on our first-mover advantage in the development and launch of novel cancer drugs in China. Over the last several years, we believe we have established the key building blocks for achieving this mission:

Global-facing Drug Discovery Platform Generating Multiple Waves of Innovation.

Our Innovation Platform has a comprehensive drug discovery and development operation covering chemistry, biology, pharmacology, toxicology, chemistry and manufacturing controls for clinical and commercial supply, clinical and regulatory and other functions. Focusing on both the global innovation and China oncology markets, our Innovation Platform is led by a team of approximately 500 scientists and staff. Currently, we have eight self-discovered drug candidates in clinical trials, five of which are in global clinical development.

Our drug candidates were developed based on our core research and development philosophy in treating cancer and immunological diseases through multiple modalities and mechanisms. Our first wave of drug candidates, including fruquintinib, surufatinib and savolitinib, are either at or approaching potential submission, approval and launch in major markets. In particular, savolitinib is being developed globally in partnership with AstraZeneca. Encouraging preliminary data from the TATTON study of savolitinib in combination with AstraZeneca's Tagrisso for non-small cell lung cancer patients led to the initiation of a global registration intent trial, known as the SAVANNAH study, in late 2018. Savolitinib is also being studied for the treatment of kidney and gastric cancer.

Our second wave of drug candidates, including HMPL-523 and HMPL-689 which focus on B-cell malignancies as well as combination therapies using our first wave drug candidates with programmed cell death protein 1, or PD-1, and programmed death-ligand 1, or PD-L1 inhibitors, are now mostly in proof-of-concept studies and will soon inform registration study decisions. In addition, our Innovation Platform is focusing on the third wave of innovation with a particular emphasis on studying additional combination therapies, developing HMPL-453 and HMPL-306 and furthering our pre-clinical programs for therapies addressing aberrant genetic drivers, inactivated T-cell response and insufficient T-cell response. We further plan to enrich our global pipeline of self-discovered drug candidates by advancing a broad range of early-stage drug candidates, which include biologics addressing novel targets designed for use in combination with our small molecules as well as potentially a broad range of third-party therapies. We expect to further expand our portfolio of drug candidates in oncological and immunological therapeutic areas by pursuing business development opportunities with other biopharmaceutical companies both in China and globally. In addition, we may explore opportunities to acquire rights to complementary drug candidates and/or interests in other biopharmaceutical companies to supplement our in-house research and development capabilities and to enhance our current drug candidate pipeline.

Achieving Clinical Success in China.

In late 2018, our Innovation Platform achieved an important milestone with the commercial launch of our self-discovered and developed drug fruquintinib, sold under the brand name Elunate, for the treatment of metastatic colorectal cancer in China. Fruquintinib is the first ever China-discovered and developed targeted oncology therapy to have received unconditional approval and be subsequently commercialized. This was followed in 2019 by the successful Phase III result and NDA, submission for our second self-discovered and developed oncology drug, surufatinib, for the treatment of non-pancreatic neuroendocrine tumors in China as well as the successful Phase III result for pancreatic neuroendocrine tumors in January 2020. We are now building an in-house oncology sales and marketing team so that we will be able to effectively commercialize surufatinib, which may be launched in China as early as this year. We currently have approximately 140 staff on our China oncology commercial team, and we plan to rapidly expand this team to approximately 300 to 350 staff to support surufatinib's potential launch.

Well-positioned to Capture Market Opportunities in China.

We believe that our long track record of research and development will enable us to take advantage of the significant market opportunities in China, which have been buoyed by the PRC government's recent policy reforms aimed at accelerating domestic innovative drug development and the expansion of access to world-class medicines for the people of China. The PRC government has enacted a series of policies to shorten the review and approval time for innovative drugs that address significant medical needs such as our drug candidate surufatinib, which was granted priority review by the NMPA in December 2019. In addition, national-, city- and provincial-level medical insurance reimbursement has been expanding rapidly, thereby reducing out-of-pocket treatment cost for patients. Beginning this year, Elunate is now included on China's National Reimbursement Drug List, which we believe is likely to give significantly more advanced colorectal cancer patients access to this treatment.

Productive U.S. Clinical Team Driving International Development.

In line with our strategy to expand clinical activities globally, we commenced operation of our U.S. subsidiary, Hutchison MediPharma International Inc. at our new office in New Jersey in early 2018. Our U.S.-based clinical team aims to support our growth strategy outside of China, significantly broadening our international clinical development operations, particularly in the United States, Europe and Japan. This team has demonstrated a productive track record by gaining orphan drug designation for surufatinib from the FDA and initiating global Phase I trials for HMPL-523 and HMPL-689 in 2019, and is planning global Phase III registration studies of fruquintinib and surufatinib, which are expected to be initiated this year.

Innovation Platform—Global Clinical Drug Development

We believe our drug candidates in global development—savolitinib, fruquintinib, surufatinib (previously named sulfatinib), HMPL-523 and HMPL-689—are uniquely selective and/or differentiated and have the potential to be global first-in-class and/or best-in-class therapies.

The following table summarizes the status of our global clinical drug portfolio's development as of the date of the filing of this annual report.

Our Global Clinical Development Pipeline

Program	Treatment	Indication	Target Patient	Study Name	Sites	Dose Finding / Safety Run-in	Proof-of-concept	Registration
Savolitinib MET	**Savolitinib** + Tagrisso	NSCLC	2L/3L EGFRm; Tagrisso ref.; MET+	SAVANNAH	Global	*		
	Savolitinib	Papillary RCC	MET+	SAVOIR	Global			
	Savolitinib + Imfinzi (PD-L1)	Papillary RCC	All	CALYPSO	UK/Spain	**		
	Savolitinib + Imfinzi (PD-L1)	Clear cell RCC	VEGFR TKI refractory	CALYPSO	UK/Spain	**		
	Savolitinib	Gastric cancer	MET+	VIKTORY	S. Korea	**		
	Savolitinib	Prostate cancer	MET+	CCTG I234B	Canada	**		
	Savolitinib	Colorectal cancer	MET+		US	**		
Fruquintinib VEGFR 1/2/3	**Fruquintinib**	Colorectal cancer	Stivarga/Lonsurf ref./intol.	FRESCO2	US			
	Fruquintinib + Tyvyt (PD-1)	Solid tumors				***		
Surufatinib VEGFR 1/2/3; FGFR1; CSF-1R	**Surufatinib**	NET	Refractory		US			
	Surufatinib + Tuoyi (PD-1)	Solid tumors				***		
HMPL-523 Syk	**HMPL-523**	Indolent NHL			Australia			
	HMPL-523	Indolent NHL			US			
HMPL-689 PI3Kδ	**HMPL-689**	Healthy volunteers			Australia			
	HMPL-689	Indolent NHL			US

Notes:    Dose finding/safety run-in = Phase I/Ia studies; Proof-of-concept = Phase Ib, Ib/II or II studies; Registration = Phase II, II/III or III registration intent studies; NSCLC = non-small cell lung cancer; RCC = renal cell carcinoma; NHL = Non-Hodgkin's Lymphoma; 1L = first line; 2L = second line; 3L = third line; 4L = fourth line; ref. or refractory = resistant to prior treatment; intol. = intolerant to prior treatment; TKI = tyrosine kinase inhibitor; * Phase II registration intent study subject to regulatory discussions; ** investigator-initiated study; and *** In planning.

Over the next several years, we intend to accelerate development of our global clinical drug portfolio through existing partnerships such as that with AstraZeneca, as well as increasingly through our own expanding clinical and regulatory operations in the United States, Europe and Japan.

●	Savolitinib-potential first-in-class selective MET inhibitor in late-stage clinical development as a monotherapy and in combination therapies in global partnership with AstraZeneca

Savolitinib is a potent and selective inhibitor of the mesenchymal epithelial transition factor, or MET, receptor tyrosine kinase, an enzyme which has been shown to function abnormally in many types of solid tumors. We designed savolitinib through chemical structure modification to specifically address kidney toxicity, the primary issue that halted development of several other selective MET inhibitors. In clinical trials to date in over 1,000 patients globally, savolitinib has shown promising signs of clinical efficacy in patients with MET gene alterations in lung cancer, kidney cancer, gastric cancer and prostate cancer with an acceptable safety profile.

We are currently testing savolitinib in global partnership with AstraZeneca, both as a monotherapy and in combination with immunotherapy, targeted therapy and chemotherapy drugs. Most notably, we are currently progressing the SAVANNAH study on savolitinib in combination with Tagrisso for treating epidermal growth factor receptor mutation, or EGFRm, non-small cell lung cancer patients who have progressed following first or second-line Tagrisso therapy due to MET amplification. We target to conduct an interim analysis of the SAVANNAH study and begin regulatory discussions in mid-2020, which will guide our registration strategy for this combination therapy.

We also anticipate announcing plans for multiple further clinical studies on savolitinib in the coming months. In addition, we plan to submit the results of our Phase II registration study of savolitinib in patients with MET Exon 14 deletion NSCLC in China, as well as a Phase III study of savolitinib in patients with MET-driven papillary renal cell carcinoma, known as the SAVOIR study, for presentation at an upcoming scientific conference in mid-2020, and we intend to initiate further development of savolitinib for these indications.

Proof-of-concept studies of savolitinib in kidney cancer (as a monotherapy as well as in combination with a PD-L1 inhibitor) and gastric cancer (as a monotherapy as well as in combinations with chemotherapy) have either been presented or are expected to be submitted for publication in peer-reviewed journals or presentation at international scientific conferences in 2020 and, if the results of such studies are positive, they are likely to lead to subsequent clinical development.

●	Fruquintinib—potential best-in-class selective VEGFR 1, 2 and 3 inhibitor

Fruquintinib is a highly selective and potent oral inhibitor of vascular endothelial growth factor receptors, known as VEGFR 1, 2 and 3. We believe that fruquintinib has the potential to become the global best-in-class selective small molecule VEGFR 1, 2 and 3 inhibitor for many types of solid tumors, and we are currently studying fruquintinib in colorectal cancer, gastric cancer and lung cancer. Fruquintinib was designed to improve kinase selectivity to minimize off-target toxicities, improve tolerability and provide more consistent target coverage. The tolerability in patients to date, along with fruquintinib's low potential for drug-drug interaction based on preclinical assessment, suggests that it may be highly suitable for combinations with other anti-cancer therapies. Fruquintinib has been approved for the treatment of third-line metastatic colorectal cancer in China.

Building on the data collected from our successful Phase III trial in China, known as the FRESCO study, which supported fruquintinib's approval in China, and the ongoing Phase Ib dose finding study of fruquintinib in the United States, we are planning to initiate a Phase III registration study of fruquintinib in the United States and Europe as a treatment for metastatic colorectal cancer patients during 2020. We also intend to conduct global combination studies of fruquintinib with Tyvyt, a PD-1 monoclonal antibody developed by Innovent Biologics (Suzhou) Co. Ltd., or Innovent, and recently approved for clinical development in both China, where we are currently enrolling a Phase I/II study, and the United States, where a global dose confirmation study is in planning and expected to be initiated in 2020.

Fruquintinib is being commercialized and developed in partnership with Eli Lilly in China. We own all rights to fruquintinib outside of China.

●	Surufatinib—unique angio-immuno kinase inhibitor

Surufatinib is an novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and fibroblast growth factor receptor, or FGFR, which both inhibit angiogenesis, and colony stimulating factor-1 receptor, or CSF-1R, which regulates tumor-associated macrophages, promoting the body's immune response against tumor cells. Its unique dual mechanism of action may be very suitable for possible combinations with other immunotherapies. Surufatinib is the first oncology candidate that we have taken unpartnered through NDA submission in China and have expanded development globally ourselves.

We have various additional clinical trials of surufatinib ongoing as a single agent in patients with neuroendocrine tumors, biliary tract cancer and soft-tissue sarcoma, as well as in combination with checkpoint inhibitors. The encouraging data from our Phase II and Phase III studies of surufatinib in neuroendocrine tumor patients in China and the ongoing Phase Ib study in the United States of surufatinib in neuroendocrine tumor patients is guiding our planning for a registration study in the United States and Europe. The FDA granted orphan drug designation to surufatinib for the treatment of pancreatic neuroendocrine tumors in November 2019, and we are planning to initiate a Phase III registration study of surufatinib in the United States and Europe as a treatment for neuroendocrine tumor patients in 2020. Similar to fruquintinib, we intend to conduct a combination study of surufatinib with Tuoyi, a PD-1 monoclonal antibody being developed by Shanghai Junshi Biosciences Co. Ltd., or Junshi, in both China, where we are currently enrolling a Phase II study, and the United States, where a Phase Ib/II study is in planning and expected to be initiated in 2020. A combination study with Innovent's Tyvyt is also being planned. We believe surufatinib has potential in a number of other tumor types such as breast cancer with FGFR 1 activation.

We own all rights to surufatinib globally.

●	HMPL-523—potential first-in-class selective Syk inhibitor for oncology

HMPL-523 is a novel, highly selective, oral inhibitor targeting the spleen tyrosine kinase, or Syk, for the treatment of hematological cancers and certain chronic immune diseases. Syk is a major component in B-cell receptor signaling and is an established therapeutic target in multiple subtypes of B-cell lymphomas. Because B-cell malignancies are heterogeneous and patients commonly experience relapse despite current therapies, there is a need for new therapies.

We have various clinical trials of HMPL-523 ongoing. Based on extensive Phase I/Ib proof-of-concept clinical data in China and Australia on HMPL-523, we have now opened multiple U.S. and European sites for a Phase I/Ib study with patient enrollment underway, focusing on advanced relapsed or refractory lymphoma.

We own all rights to HMPL-523 globally.

●	HMPL-689—potential best-in-class selective PI3Kδ inhibitor

HMPL-689 is a novel, highly selective and potent small molecule inhibitor targeting the isoform PI3Kδ. In preclinical pharmacokinetic studies, HMPL-689's pharmacokinetic properties have been found to be favorable with good oral absorption, moderate tissue distribution and low clearance. HMPL-689 is also expected to have low risk of drug accumulation and drug-drug interaction and is highly potent, particularly at the whole blood level.

We have early-stage clinical trials of HMPL-689 ongoing. Based on extensive Phase I/Ib proof-of-concept clinical data in China and Australia on HMPL-689, we have now opened multiple U.S. and European sites for a Phase I/Ib study with patient enrollment underway, focusing on advanced relapsed or refractory lymphoma.

We own all rights to HMPL-689 globally.

Innovation Platform—China Oncology Drug Development

The Chinese oncology market, which comprises approximately a quarter of the global oncology patient population, represents a substantial and fast-growing market opportunity. Strong market growth is expected to be driven by gradually improving affordability for world-class novel oncology drugs and the PRC government's increasing emphasis on innovation combined with rapidly reforming regulatory infrastructure. We believe our established presence in China, combined with our ability to deliver global-quality innovation, positions us well to address the major unmet medical needs in the China oncology market.

With a deep and risk-balanced drug development pipeline focusing on both novel targets and validated targets, we currently have eight drug candidates in clinical development covering a dozen cancer targets, including fruquintinib which has already launched for its initial indication, as well as savolitinib and surufatinib which are in late-stage development in China. Our other drug candidates are also uniquely selective and/or differentiated and have the potential to be first-in-class or best-in-class oncology therapies in China.

As the first mover to bring a self-discovered and developed innovative targeted cancer treatment to market in China with the launch of Elunate, we believe we are well positioned to take advantage of this significant market opportunity.

Driven by our strong expertise in molecular-targeted drugs and commitment to combination therapies of our tyrosine kinase inhibitors with various immunotherapies, we entered into multiple global and China-only collaboration agreements with Innovent, Junshi, and Genor Biopharma Co. Ltd., or Genor, to evaluate the safety, tolerability and efficacy of fruquintinib and surufatinib in combination with various PD-1 inhibitors, which are important additions to our ongoing studies combining savolitinib with AstraZeneca’s PD-L1 inhibitor, Imfinzi.

The following table summarizes the status of our China clinical programs as of the date of the filing of this annual report.

Our China Clinical Development Pipeline

Notes:    Dose finding/safety run-in = Phase I/Ia studies; Proof-of-concept = Phase Ib, Ib/II or II studies; Registration = Phase II, II/III or III registration intent studies; NSCLC = non-small cell lung cancer; NET = neuroendocrine tumors; NHL = non-Hodgkin’s lymphoma; ref. or refractory = resistant to prior treatment; MET+ = MET-amplification; ITP = immune thrombocytopenia; 1L = first line; 2L = second line; 3L = third line; * In planning; and ** Discontinued.

●	Savolitinib—potential first-in-class selective MET inhibitor in China

We are currently conducting a Phase II registration study in China of savolitinib in non-small cell lung cancer patients with MET Exon 14 mutation/deletion who have failed prior systemic therapy, or are unwilling or unable to receive chemotherapy, which completed enrollment in mid-2019. If the results from this study are positive, we hope this would be sufficient to support an NDA submission in China in early 2020. We believe MET Exon 14 mutation/deletion non-small cell lung cancer in China has the potential to be the first savolitinib indication approved.

●	Fruquintinib—commercially launched in colorectal cancer in November 2018

At the end of 2018, our collaboration partner Eli Lilly commenced commercial sales of Elunate, the brand name of fruquintinib, targeting the more than 55,000 metastatic colorectal cancer third-line patients in China each year as of 2018. Starting on January 1, 2020, Elunate was included on China’s National Reimbursement Drug List. Therefore, Elunate is now available in public hospitals throughout China at a reduced price, paving the way to significantly broaden access for advanced colorectal cancer patients and rapidly build penetration in China over the coming years.

In addition to this commercial launch, we have made progress with fruquintinib in partnership with Eli Lilly in various other cancer indications, including the FRUTIGA study in China, a pivotal Phase III study to evaluate the efficacy and safety of fruquintinib in combination with Taxol compared with Taxol monotherapy for second-line treatment of advanced gastric cancer in patients who had failed first-line chemotherapy. We expect to conduct a second interim analysis in mid-2020 and complete enrollment of the study in 2020. We have also completed enrollment of a Phase II study in China of fruquintinib in combination with Iressa in first-line EGFR activating mutation non-small cell lung cancer, from which preliminary data has shown an encouraging efficacy and safety profile. Moreover, in addition to our global collaboration to evaluate the combination of fruquintinib with Innovent’s PD-1 monoclonal antibody Tyvyt, we have entered into a collaboration in China to evaluate the combination of fruquintinib with genolimzumab, a PD-1 monoclonal antibody being developed by Genor.

We believe that fruquintinib is a best-in-class VEGFR 1, 2 and 3 inhibitor and could be considered for development in China in many solid tumor indications in which VEGFR inhibitors have been approved globally. To this end, in 2018, we amended our collaboration agreement with Eli Lilly with respect to fruquintinib, which gives us, among others, all planning, execution and decision-making responsibilities for life cycle indication development of fruquintinib in China.

●	Surufatinib—potential first-in-class inhibitor for all neuroendocrine tumors

In June 2019, an interim analysis of our SANET-ep study, a Phase III trial in non-pancreatic neuroendocrine tumor patients in China, confirmed that the trial met its primary endpoint of progression-free survival. As a result, the study was stopped early, and surufatinib’s NDA was granted priority review by the NMPA in December 2019. We are building a new China oncology commercial sales and marketing team in preparation for a potential launch of surufatinib as early as this year. As of the date of the filing of this annual report, we currently have approximately 140 staff on our China oncology commercial team, and we plan to rapidly expand this team to approximately 300 to 350 staff to support surufatinib’s potential launch.

A recent interim analysis of our Phase III study of surufatinib in pancreatic neuroendocrine tumor patients in China confirmed that the trial met its primary endpoint of progression-free survival, with the study’s independent data monitoring committee recommending that the study be stopped early. This positive result, along with that of SANET-ep, positions surufatinib to potentially be approved in the full spectrum of advanced neuroendocrine tumors, regardless of primary organ site, in China. We believe that no other approved targeted therapy can address and treat all subtypes of neuroendocrine tumors. We will now arrange for a pre-NDA meeting with the NMPA to discuss the preparation of the NDA for surufatinib for this indication.

In January 2020, we initiated a Phase II study in China of surufatinib in combination with Tuoyi in patients with advanced solid tumors. This follows the recent completion of the Phase I dose finding study and successful establishment of the Phase II combination dosing regimen for surufatinib and Tuoyi.

Based on encouraging Phase Ib data, a Phase IIb/III study in biliary tract cancer has also begun in China with the first patient dosed in March 2019.

●	HMPL-523—highly selective Syk inhibitor with potential in hematological cancer and immunological diseases

Data from an extensive Phase I/Ib dose escalation and expansion study (covering more than 150 patients) on HMPL-523 has encouraged us to initiate exploratory studies in China on multiple indolent non-Hodgkin’s lymphoma sub-categories, including chronic lymphocytic leukemia/small lymphocytic lymphoma, follicular lymphoma, marginal zone lymphoma, Waldenstrom’s macroglobulinemia and mantle cell lymphoma. We expect these data to inform registration study decisions in China in 2020.

Furthermore, we have also commenced a Phase I study of HMPL-523 for the treatment of immune thrombocytopenia in China.

●	HMPL-689—highly selective PI3Kδ inhibitor with potential in hematological cancer

Our Phase I dose escalation study on HMPL-689 in China had been completed and a recommended Phase II dose was selected. We are now conducting a Phase Ib expansion study in China in multiple sub-categories of indolent non-Hodgkin’s lymphoma. We expect these data to inform registration study decisions in China in 2020.

●	HMPL-453—highly selective FGFR 1/2/3 inhibitor with potential in solid tumors

HMPL-453 is a highly selective and potent FGFR 1/2/3 inhibitor. In June 2017, we initiated a Phase I clinical trial of HMPL-453 in China. Enrollment is ongoing, and Phase II studies are expected to be initiated in 2020.

●	HMPL-306—highly selective IDH 1 and 2 inhibitor with potential in hematological malignancies, gliomas and solid tumors

In August 2019, the NMPA approved our investigational new drug, or IND, application for HMPL-306, a novel small molecule dual-inhibitor of isocitrate dehydrogenase 1 and 2, or IDH 1 and 2, enzymes. IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among acute myeloid leukemia patients. We expect to begin Phase I development in mid-2020.

●	Epitinib and theliatinib—clinical-stage EGFR inhibitors

We have completed Phase I/Ib studies of both epitinib, an EGFR inhibitor with demonstrated ability to penetrate the blood-brain barrier, and theliatinib, a novel small molecule EGFR inhibitor. We are evaluating further development strategies for epitinib and theliatinib.

Global-facing Discovery Engine

We strive to create differentiated novel oncology and immunology treatments with global potential. These include furthering both small molecule and monoclonal antibody therapies which address aberrant genetic drivers, inactivated T-cell response and insufficient T-cell response. We design drug candidates with profiles that enable them to be used in innovative combinations with other therapies, such as chemotherapy, immunotherapy and other targeted therapy in order to attack disease through multiple modalities and pathways simultaneously. We believe that this approach can significantly improve treatment outcomes for patients.

Commercial Platform

In addition to our Innovation Platform, we have established a profitable Commercial Platform in China. Our Commercial Platform is a large-scale drug marketing and distribution platform covering over 330 cities and towns in China with approximately 3,500 sales personnel as of December 31, 2019.

Built over the past 19 years, it has been focused on two main business areas. First is our Prescription Drugs business, which includes our current and future internally developed drug candidates and our joint ventures Shanghai Hutchison Pharmaceuticals and Hutchison Sinopharm and for which we manage directly and run all day-to-day operations. Second is our Consumer Health business, which mainly sells market-leading, household-name over-the-counter drug products through our non-consolidated joint venture Hutchison Baiyunshan.

Our Clinical Pipeline

The following is a summary of the clinical pipeline for our drug candidates, many of which are being investigated against multiple indications.

1.    Savolitinib MET Inhibitor

Savolitinib is a potent and selective inhibitor of MET, an enzyme which has been shown to function abnormally in many types of solid tumors. We designed savolitinib to address human metabolite-related renal toxicity, the primary issue that halted development of several other selective MET inhibitors. In clinical studies to date, savolitinib has shown promising signs of clinical efficacy in patients with MET gene alterations in non-small cell lung cancer, papillary renal cell carcinoma, colorectal cancer, gastric cancer and prostate cancer with an acceptable safety profile. In global partnership with AstraZeneca, savolitinib has been studied in over 1,000 patients to date, both as a monotherapy and in combinations. For more information regarding our partnership with AstraZeneca, see “– Overview of Our Collaborations – AstraZeneca Agreement.”

Mechanism of Action

MET is a signaling pathway that has specific roles in normal mammalian growth and development. However, the MET pathway has also been shown to function abnormally in a range of different cancers, primarily through MET gene amplification, overexpressed and gene mutations. The aberrant activation of MET has been demonstrated to be highly correlated in many cancer indications, including kidney, lung, gastric, colorectal, esophageal and brain cancer. It plays a major role in cancer pathogenesis (i.e., the development of the cancer), including tumor growth, survival, invasion, metastasis, the suppression of cell death as well as tumor angiogenesis.

MET also plays a role in drug resistance in many tumor types. For instance, MET gene amplification has been found in non-small cell lung cancer and colorectal cancer following anti-EGFR treatment, leading to drug resistance. Furthermore, MET dysregulation is considered to play a role in the immunosuppression and pathogenesis of kidney cancer.

Savolitinib Research Background

Selective MET compounds previously discovered by multinational pharmaceutical companies had positive pre-clinical data that supported their high MET selectivity and pharmacokinetic and toxicity profiles, but did not progress very far due to kidney toxicity. The issue appeared to be that certain metabolites of earlier compounds had dramatically reduced solubility and appeared to crystalize in the kidney, resulting in obstructive toxicity. With this understanding, we designed our compound, savolitinib (also known as AZD6094 and HMPL-504, formerly known as volitinib), differently while preserving high MET selective properties. Savolitinib has not shown any renal toxicity to date and does not appear to carry the same metabolite problems as the earlier selective MET compounds.

Savolitinib Pre-clinical Evidence

In pre-clinical trials, savolitinib demonstrated strong in vitro activity against MET, affecting its downstream signaling targets and thus blocking the related cellular functions effectively, including proliferation, migration, invasion, scattering and the secretion of vascular endothelial growth factor, or VEGF, that plays a pivotal role in tumor angiogenesis.

One of our key areas of focus in our pre-clinical trials is to achieve superior selectivity on a number of kinases. A commonly used quantitative measure of selectivity is through comparing enzyme IC50, which represents the concentration of a drug that is required for 50% inhibition of the target kinase in vitro and the plasma concentration required for obtaining 50% of a maximum effect in vivo. High selectivity is achieved with a very low IC50 for the target cells, and a very high IC50 for the healthy cells (approximately 100 times higher than for the target cells). IC50 is measured in nM (nano-mole, a microscopic unit of measurement for the number of small molecules required to deliver the desired inhibitory effect).

In the MET enzymatic assay, savolitinib showed potent activity with IC50 of 5 nM. In a kinase selectivity screening with 274 kinases, savolitinib had potent activity against the MET Y1268T mutant (comparable to the wild-type), weaker activity against other MET mutants and almost no activity against all other kinases. Savolitinib was found to be approximately 1,000 times more potent to MET than the next non-MET kinase. Similarly, in cell-based assays measuring activity against MET phosphorylation, savolitinib demonstrated potent activity in both ligand-independent (gene amplified) and ligand-dependent (overexpressed) cells with IC50s at low nanomolar levels. In target related tumor cell function assays, savolitinib showed high potency with IC50 of less than 10 nM. This compares favorably to the potency of Xalkori from its independently conducted preclinical studies, which showed Xalkori to be 10 to 40 times less potent than savolitinib with respect to certain ligands. Furthermore, savolitinib demonstrated cytotoxicity only on tumor cells that were MET gene amplified or MET overexpressed. In other cells, inhibition measurements demonstrated that IC50 amounts were over 30,000 nM, which is thousands of times higher than the IC50 on MET tumor cells.

The data above suggest that (i) savolitinib has potent activity against tumor cell lines with MET gene amplification in the absence of HGF, indicating that there is HGF-independent MET activation in these cells; (ii) savolitinib has potent activity in tumor cell lines with MET overexpressed, but only in the presence of HGF, indicating HGF-dependent MET activation; and (iii) savolitinib has no activity in tumor cell lines with low MET overexpressed/gene amplification, suggesting that savolitinib has strong kinase selectivity.

Savolitinib Clinical Development

As discussed below, we have tested, and are currently testing, savolitinib in partnership with AstraZeneca in multiple indications, both as a monotherapy and in combination with other targeted therapies.

Non-small Cell Lung Cancer

We have two ongoing studies, which subject to positive clinical outcome, are designed to support NDA submission in non-small cell lung cancer. The table below shows a summary of the clinical trials that we have recently completed and underway for savolitinib in non-small cell lung cancer patients.

Current and Recent Clinical Trials of Savolitinib in Non-small Cell Lung Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	MET Exon 14 deletion	China	II	Completed	NCT02897479
			registration intent	enrollment
Savolitinib and Tagrisso	TATTON: 2L/3L	Global	Ib/II	Completed	NCT02143466
	EGFRm+; EGFR TKI			enrollment; data
	refractory; MET+			presented in 2019
Savolitinib and Tagrisso	SAVANNAH: 2L/3L	Global	II (potential	Enrolling	NCT03778229
	EGFRm+; Tagrisso		registration)
refractory; MET+
Savolitinib and Iressa	2L EGFRm; Iressa ref; MET+	China	Ib/II	Completed	NCT02374645

Notes:     Global = more than two countries; 2L = second line; 3L = third line; and ref. or refractory = resistant to prior treatment.

Savolitinib Monotherapy

It is estimated that 2-3% of newly diagnosed non-small cell lung cancer patients have a specific genetic mutation, known as MET Exon 14 deletion, where exon 14 of the MET gene is either deleted or not functional, resulting in MET overexpression, which predicts prognosis and is believed to play an important role in tumor growth. This equates to approximately 10,000 new patients per year in China. Current chemotherapies and immunotherapies provide limited efficacy in MET Exon 14 deletion non-small cell lung cancer patients.

Phase II study of savolitinib monotherapy in non-small cell lung cancer patients with MET Exon 14 deletion (Status: completed enrollment; NCT02897479)

We have completed enrollment of a 70-patient Phase II registration-intent study in China of savolitinib as a monotherapy for MET Exon 14 deletion non-small cell lung cancer patients who have progressed following prior systemic therapy, or unable to receive chemotherapy.

At the Chinese Society of Clinical Oncology Annual Meeting in September 2019, we presented interim data on 50 treated patients, of which 36 patients were efficacy evaluable at the time of data cut-off. The overall data were encouraging, with efficacy in line with other selective MET inhibitors and with tolerable safety. Treatment emergent CTC grade 3 or above adverse events with greater than 5% incidence related to savolitinib treatment were peripheral edema (8%), increased aspartate aminotransferase (8%) and increased alanine aminotransferase (6%).

Based on the feedback from our regulatory discussions with the NMPA, we now intend to submit an NDA for this indication in China in early 2020. We also plan to submit the data for an upcoming scientific conference presentation in 2020.

Savolitinib and Tagrisso Combination

In 2015, AstraZeneca received FDA approval for Tagrisso, its drug for the treatment of T790M+ EGFRm+, tyrosine kinase inhibitor-resistant non-small cell lung cancer. A drug with this type of activity is known as a third-generation EGFR inhibitor. In 2018, Tagrisso’s label was expanded to include previously untreated patients with EGFRm+ non-small cell lung cancer. Tagrisso has been established as a new standard of care in the treatment of EGFRm+ non-small cell lung cancer and has now been approved in over 80 countries. Understanding the mechanism of acquired resistance following Tagrisso treatment is a key clinical question to inform the next treatment choice. A portion of EGFRm+ tyrosine kinase inhibitor-resistant patients and a portion of T790M+ EGFRm+ tyrosine kinase inhibitor-resistant patients progress because of MET gene amplification.

At the European Society of Medical Oncology Congress in 2018, AstraZeneca presented the first results on the acquired resistance spectrum detected in patient plasma samples after progression in the first-line (FLAURA) and second-line T790M (AURA3) Phase III studies. MET amplification was among the most frequent mechanisms of acquired resistance to Tagrisso, with 15% of patients in the FLAURA study and 19% of patients in the AURA3 study exhibiting MET amplification after treatment with Tagrisso. Ongoing research with tissue (biopsy) samples will further elucidate the incidence of MET and other mechanisms in the development of resistance to EGFR inhibitors.

Data presented in June 2017 at the American Society of Clinical Oncology by Harvard Medical School and Massachusetts General Hospital Cancer Center showed that about 30% (7/23 patients) of Tagrisso-resistant third-line non-small cell lung cancer patients harbor MET gene amplification based on analysis of tissue samples. This third-line patient population is generally heavily pre-treated and highly complex from a molecular analysis standpoint, with the study showing that more than half of the MET gene amplification patients also harbored additional genetic alterations, including EGFR gene amplification and K-Ras mutations.

As discussed in more detail below, we and AstraZeneca are studying savolitinib in combination with Tagrisso as a treatment choice for patients who have developed a resistance to tyrosine kinase inhibitors (primarily Tagrisso). The acceptance and uptake of Tagrisso indicates that the market potential for savolitinib in Tagrisso resistant, non-small cell lung cancer could be material.

TATTON study: Phase Ib/II expansion studies of savolitinib in combination with Tagrisso in non-small cell lung cancer EGFRm+ inhibitor refractory patients (Status: enrollment complete; NCT02143466)

The TATTON study is a global exploratory Phase I/Ib study in non-small cell lung cancer aiming to recruit patients with MET gene amplification who had progressed after prior treatment with EGFR inhibitors to support a decision on global Phase II/III registration strategy. This followed the completion of TATTON Part A, a Phase I study that established that a savolitinib and Tagrisso combination could be safe and well tolerated and also demonstrated preliminary signs of efficacy. In 11 evaluable patients who were MET positive, the objective response rate (the percentage of patients in the study who show either partial response (tumor measurement reduction of greater than 30%) or complete response) was 55% with a disease control rate of 100%.

As of data cut-off on March 29, 2019, a total of over 220 patients had received the savolitinib plus Tagrisso combination treatment across six TATTON treatment arms, Parts A, B1, B2, B3, C and D. Data for the B and D parts of the study were most recently presented at the European Society for Medical Oncology’s 2019 Asia meeting, and subsequently published in The Lancet Oncology in February 2020. As summarized below, the combination demonstrated an encouraging anti-tumor activity and an acceptable risk-benefit profile, regardless of dose.

First and second-generation EGFRm+ inhibitor refractory patients with acquired resistance driven by MET amplification

As published in The Lancet Oncology, TATTON Part B2 tested patients who were T790M negative with no prior third-generation EGFR tyrosine kinase inhibitor treatment. Of the 51 patients who received treatment, 33 patients had confirmed responses (65% of evaluable patients) with 45 patients experiencing disease control (88% of evaluable patients). The median progression-free survival was 9.0 months (95% confidence interval: 5.5-11.9 months). A 95% confidence interval means that there is a 95% chance that the results will be within the stated range. Pooled CTC grade 3 or above adverse events in part B of the study with greater than 5% incidence independent of causality were increased aspartate aminotransferase (7%), increased neutrophil count (7%), increased alanine aminotransferase (5%), pneumonia (5%) and dyspnea (5%).

TATTON Part B3 tested patients who were T790M positive with no prior third-generation EGFR tyrosine kinase inhibitor treatment. Of the 18 patients who received treatment, 12 patients had confirmed responses (67%) with 18 patients experiencing disease control (100%). The median progression-free survival was 11.0 months (95% confidence interval: 4.0 months – not reached). Pooled CTC grade 3 or above adverse events in part B of the study with greater than 5% incidence independent of causality were increased aspartate aminotransferase (7%), increased neutrophil count (7%), increased alanine aminotransferase (5%), pneumonia (5%) and dyspnea (5%).

In late 2017, the TATTON Part D study was initiated to study Tagrisso combined with a lower savolitinib dose (300 mg once daily) in the context of maximizing long-term tolerability of the combination for patients who could be in poor condition and/or on the combination for long periods of time. Of the 36 patients who received treatment, 23 patients had confirmed responses (64%) with 33 patients experiencing disease control (92%). The median progression-free survival was 9.1 months (95% confidence interval: 5.4-12.9 months). CTC grade 3 or above adverse events in Part D of the study with greater than 5% incidence independent of causality were pneumonia (12%), drug hypersensitivity (7%), diarrhea (5%), hypotension (5%) and generalized edema (5%). The TATTON Part D study demonstrated that a lower dose did not impair clinical efficacy, while maintaining a better tolerability profile. The results led to the selection of the 300 mg savolitinib plus 80 mg Tagrisso combination dose as the final regimen for the SAVANNAH study discussed below.

Tagrisso or another experimental third-generation EGFRm tyrosine kinase inhibitor refractory patients with acquired resistance driven by MET amplification

The TATTON Part B1 study enrolled non-small cell lung cancer patients that had progressed after treatment with a third-generation EGFR inhibitor as a result of MET gene amplification acquired resistance. These patients were recruited prior to the April 2018 FDA approval of Tagrisso as a first-line treatment and the January 2019 update to the National Comprehensive Cancer Network guidelines that state that Tagrisso is the preferred first-line treatment for patients with EGFR mutation regardless of pre-treatment T790M mutation status.

As published in The Lancet Oncology, savolitinib in combination with Tagrisso from the TATTON Part B1 study showed promising data. Of the 69 patients that had progressed on Tagrisso monotherapy and harbored MET amplification, there were 21 patients with confirmed responses (30%) with 52 patients experiencing disease control (75%). The median progression-free survival was 5.4 months (95% confidence interval: 4.1-8.0 months).

Overall the combination regimen of savolitinib 300 mg and Tagrisso was tolerable. In Part D of the study, 26% of patients discontinued savolitinib treatment due to adverse events and 14% of patients discontinued treatment for reasons other than adverse events, disease progression or death. Other approved treatments for non-small cell lung cancer such as Zykadia, Cyramza in combination with Taxotere, Keytruda, Opdivo, chemotherapy doublet (platinum and pemetrexed) and Taxotere monotherapy had discontinuations due to adverse events ranging from 10% to 15% and discontinuations due to reasons other than adverse events, disease progression or death ranging from 4% to 26%. CTC grade 3 or above adverse events in Part D of the study with greater than 5% incidence independent of causality were pneumonia (12%), drug hypersensitivity (7%), diarrhea (5%), hypotension (5%) and generalized edema (5%).

Savolitinib plus Tagrisso combination showing effect in EGFR refractory patients who are either Tagrisso refractory (Part B1) or Tagrisso naïve (Parts B2, B3, D)

Notes:    [1] Most patients were enrolled to Part B1, B2, B3 on 600 mg savolitinib, prior to weight-based dosing implementation, but following a protocol amendment in response to a safety signal of hypersensitivity, the final 21 patients enrolled in Part B were dosed with savolitinib by body weight as follows: patients who weighed ≤55 kg (n=8) received 300 mg daily and those weighing >55 kg (n=13) received 600 mg daily; Best response data are for patients who had an opportunity to have two follow-up scans; *Complete or partial response confirmed at ≥4 weeks; #Disease control rate = confirmed complete response + confirmed partial response + stable disease at ≥5 weeks; CI = confidence interval; n = number of patients; NR = not reached; and ORR = objective response rate.

Source:  Sequist LV, Han JY, Ahn MJ, et al. Osimertinib plus savolitinib in patients with EGFR mutation-positive, MET-amplified, non-small-cell lung cancer after progression on EGFR tyrosine kinase inhibitors: interim results from a multicentre, open-label, phase 1b study. Lancet Oncol. 2020;S1470-2045(19)30785-5. doi:10.1016/S1470-2045(19)30785-5.

SAVANNAH study; Phase II study of savolitinib in combination with Tagrisso in non-small cell lung cancer Tagrisso-refractory EGFRm+ patients (Status: enrolling; NCT03778229)

Based on the encouraging results of the multiple TATTON studies, we and AstraZeneca have initiated a global Phase II study of savolitinib in combination with Tagrisso in EGFRm+ non-small cell lung cancer patients with MET gene amplification who have progressed following first or second-line Tagrisso therapy. The SAVANNAH study is a single-arm study in North and South America, Europe and Asia. Subject to positive clinical outcomes and regulatory interactions, the SAVANNAH study is designed to support potential NDA submission for savolitinib. We target to conduct an interim analysis in mid-2020 and complete enrollment by the end of 2020.

The SAVANNAH Study Design: Addressing Tagrisso Resistance Through Combination Therapies

Addressing resistance with combinations
1st Line Metastatic
2nd Line+ Metastatic
IPASS
EGFRm+
1st/2nd Generation
EGFR TKI (Iressa/
Tarceva, etc.)
AURA3
T790M+
3rd Gen. EGFR TKI
(Tagrisso)
SAVANNAH
MET+
(savolitinib + Tagrisso)
T790M- / MET+
(savo + Iressa)
FLAURA
EGFRm+
3rd Generation
EGFR TKI (Tagrisso)
SAVANNAH
MET+
(savolitinib + Tagrisso)
ORCHARD
(Post-FLAURA
Platform study)

Notes:     2nd line+ = second line and above; savo= savolitinib; 3rd gen. = third generation; and TKI = tyrosine kinase inhibitor.

Source:   Company.

Savolitinib and Iressa Combination

In 2003, AstraZeneca received FDA approval for Iressa, a drug for the treatment of EGFRm+ tyrosine kinase inhibitor-resistant non-small cell lung cancer. Iressa is used in the treatment of patients with advanced EGFRm+ non-small cell lung cancer, and has been approved in over 64 countries. A portion of EGFRm+ tyrosine kinase inhibitor-resistant patients progress because of MET gene amplification. As discussed in more detail below, we and AstraZeneca are studying savolitinib in combination with Iressa as a second- and third-line treatment choice for patients who have developed a resistance to Iressa.

Phase Ib study of savolitinib in combination with Iressa in non-small cell lung cancer (second-line) EGFR inhibitor-refractory patients (Status: completed; NCT02374645)

At the 2017 World Conference on Lung Cancer, we presented Phase Ib proof-of-concept data assessing savolitinib (600 mg once daily) in combination with Iressa in patients in China with EGFRm+ advanced non-small cell lung cancer with centrally confirmed MET gene amplification who had progressed following first-generation EGFR inhibitor therapy. Preliminary results showed confirmed partial responses in 12 of 23 T790M− patients (52% objective response rate), as well as confirmed partial responses in two of 23 T790M+ patients (9% objective response rate). The 52% objective response rate in T790M− patients was as expected and similar to that recorded in the TATTON study Part B2 for this target patient population, indicating that for these patients Iressa might be the most cost-efficient combination partner for savolitinib. The low 9% objective response rate in T790M+ patients was also as expected, as Iressa does not effectively address T790M mutants. In terms of safety, the savolitinib plus Iressa combination dose was safe and well tolerated.

Kidney Cancer

The table below shows a summary of the clinical trials that we have recently completed or underway for savolitinib in kidney cancer patients.

Current and Recent Clinical Trials of Savolitinib in Kidney Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib and Imfinzi	CALYPSO: Papillary RCC	UK/Spain	II	Interim – Presented at ASCO GU 2020	NCT02819596
Savolitinib and Imfinzi	CALYPSO: Clear cell RCC; VEGFR TKI refractory	UK/Spain	II	Enrolling – Data in 2020	NCT02819596
Savolitinib monotherapy	Papillary RCC	Global	II	Completed. Data published in 2017 in the Journal of Clinical Oncology	NCT02127710
Savolitinib monotherapy	SAVOIR: MET-driven Papillary RCC	Global	III	Terminated – submitting data for presentation mid-2020	NCT03091192

Notes:     RCC = renal cell carcinoma; ASCO GU 2020 = the American Society of Clinical Oncology’s 2020 Genitourinary Cancers Symposium; VEGFR-TKI refractory = resistant to prior VEGFR tyrosine kinase inhibitor treatment; and Global = more than two countries.

Papillary renal cell carcinoma is the most common of the non-clear cell renal cell carcinomas representing about 14% of kidney cancer, with approximately half estimated to harbor MET-driven disease. No targeted therapies have been approved specifically for papillary renal cell carcinoma, although modest efficacy in non-clear cell renal cell carcinoma has been reported in sub-group analyses of broader renal cell carcinoma studies of VEGFR (e.g., Sutent) and mammalian target of rapamycin (e.g., Afinitor) tyrosine kinase inhibitors, with objective response rates of <10% and median progression-free survival in first-line setting of four to six months and second-line setting of only one to three months (ESPN study, Tannir N. M. et al.).

During an Australian Phase I study, our investigators noted positive outcomes among papillary renal cell carcinoma patients with a strong correlation to MET gene amplification status. Out of a total of eight papillary renal cell carcinoma patients in our Australia Phase I study who were treated with various doses of savolitinib, three achieved confirmed partial response. A further three of these eight papillary renal cell carcinoma patients achieved stable disease, which means patients without partial response but with a tumor measurement increase of less than 20%. This aggregate objective response rate of 38% was very encouraging for papillary renal cell carcinoma, which has no effective approved treatments. These responses were also durable as demonstrated by a patient who has been on the therapy for over 30 months and had tumor measurement reduction of greater than 85%. Importantly, the level of tumor response among these papillary renal cell carcinoma patients correlated closely with the level of MET gene amplification. The patients with consistent MET gene amplification across the whole tumor responded most to savolitinib, and with those patients with the highest level of MET gene amplification responding most to the treatment.

Recent data have emerged to show that papillary renal cell carcinoma responds to immunotherapy such as inhibitors of an immune checkpoint known as PD-1 used by cancer cells to avoid being attacked by the immune system. Preliminary data from the KEYNOTE-427 study (Cohort B) as presented by Merck & Co at the American Society of Clinical Oncology’s 2019 Genitourinary Cancers Symposium showed objective response in treatment naïve papillary renal cell carcinoma patients treated with the PD-1 inhibitor Keytruda was 25%. In the broader kidney cancer setting, combinations of PD-1 or PD-L1, with targeted therapies that demonstrated single agent effect have demonstrated additive benefits.

Savolitinib and Immunotherapy Combinations

Immunotherapy combinations are rapidly changing the treatment landscape in kidney cancer. Immune checkpoints such as PD-L1 are sometimes used by cancer cells to avoid being attacked by the immune system. As such, drugs that target these checkpoints are being developed or marketed as cancer treatments. Imfinzi is an anti-PD-L1 antibody owned by AstraZeneca. Anti-PD-L1 antibodies have been associated with clinical benefits in metastatic renal cell carcinoma, and MET dysregulation has been considered to play an important role in papillary renal cell carcinoma pathogenesis (including in our savolitinib Phase I and Phase II monotherapy studies) and is a mechanism of resistance against kinase inhibitors in clear cell renal cell carcinoma. Moreover, it is believed that the MET signaling pathway has a complex interplay with the immune system, including correlation with PD-L1 expression, immune suppression through angiogenesis and many other facets of the immune system. Our CALYPSO study discussed below aims to explore and potentially confirm this interplay.

CALYPSO study; Phase II study of savolitinib in combination with Imfinzi in both papillary renal cell carcinoma and clear cell renal cell carcinoma patients (status: dose expansion ongoing; NCT02819596)

The CALYPSO study is an investigator-initiated open-label Phase II study of savolitinib in combination with Imfinzi. The study is evaluating the safety and efficacy of the savolitinib and Imfinzi combination in both papillary renal cell carcinoma and clear cell renal cell carcinoma patients at sites in the U.K. and Spain.

Interim results of the papillary renal cell carcinoma cohort of the CALYPSO study were presented at the 2020 American Society of Clinical Oncology’s Genitourinary Cancers Symposium and showed encouraging efficacy across all patients, both MET+ and MET-. The interim CALYPSO data reported an objective response rate of 27% (11/41), while median progression-free survival was 4.9 months (95% confidence interval: 2.5-12.0 months). Median overall survival was 12.3 months (95% confidence interval: 5.8-21.3 months). For the study’s 27 previously untreated patients, the objective response rate was 33% (9/27). Tolerability was consistent with established single agent safety profiles. There were 13 treatment related CTC grade 3 or above adverse events that occurred in more than three patients, with edema (10%), nausea (5%) and transaminitis (5%) being most frequent. We and AstraZeneca continue to explore development of the savolitinib-Imfinzi combination in papillary renal cell carcinoma patients.

Savolitinib Monotherapy

Phase II study of savolitinib monotherapy in papillary renal cell carcinoma (Status: completed; NCT02127710)

In early 2017, we presented the results of our global Phase II study in papillary renal cell carcinoma at the American Society of Clinical Oncology’s Genitourinary Cancers Symposium and subsequently published these results in the Journal of Clinical Oncology. This Phase II study, conducted in the United States, Canada and Europe, was the largest and most comprehensive clinical study in papillary renal cell carcinoma ever conducted. Of 109 patients treated with savolitinib, papillary renal cell carcinoma was MET driven in 44 patients (40%), MET independent in 46 patients (42%) and MET status unknown in 19 patients (17%). The objective response rate based on confirmed partial responses in all patients was 7% (8/109). MET-driven papillary renal cell carcinoma was strongly associated with encouragingly durable response to savolitinib with an objective response rate in the MET-driven group of 18% (8/44) as compared to 0% (0/46) in the MET independent group (p=0.002). P-value is a measure of the probability of obtaining the observed sample results, with a lower value indicating a higher degree of statistical confidence in these studies. Median progression-free survival for patients with MET-driven and MET-independent papillary renal cell carcinoma patients was 6.2 months (95% confidence interval: 4.1-7.0) and 1.4 months (95% confidence interval: 1.4-2.7), respectively (hazard ratio=0.33; 95% confidence interval: 0.20-0.52; p<0.0001). Hazard ratio is the  probability of an event (such as disease progression or death) occurring in the treatment arm divided by the probability of the event occurring in the control arm of a study, with a ratio of less than one indicating a lower probability of an event occurring for patients in the treatment arm. Savolitinib had a disease control rate of 73% in the MET-driven group and 28% in the MET independent group. Savolitinib was well tolerated, with no reported treatment related CTC grade 3 or above adverse events with greater than 5% incidence. Total aggregate savolitinib treatment-related CTC grade 3 or above adverse events occurred in just 19% of patients.

Phase II Study of Savolitinib Monotherapy in Papillary Renal Cell Carcinoma in the United States, Canada and Europe. This Study Clearly Demonstrated MET-Driven Patients had Better Progression-free Survival Compared to MET Independent Patients.

Notes:     n = number of patients; CI = confidence interval; and HR = hazard ratio. Disease progression occurred in 33 (75%), 44 (96%), and 14 patients (74%) with MET-driven, MET-independent, and MET-unknown papillary renal cell carcinoma, respectively.

Source:  Choueiri TK, Plimack E, Arkenau HT, et al. Biomarker-Based Phase II Trial of Savolitinib in Patients With Advanced Papillary Renal Cell Cancer. J Clin Oncol. 2017;35(26):2993-3001. doi:10.1200/JCO.2017.72.2967.

SAVOIR study; Phase III study of savolitinib monotherapy in papillary renal cell carcinoma (Status: enrollment suspended; NCT03091192)

We initiated the SAVOIR study in June 2017. The SAVOIR study was designed to be a global Phase III, open-label, randomized, controlled trial evaluating the efficacy and safety of savolitinib (600 mg once daily) compared with Sutent in patients with MET-driven, unresectable, locally advanced or metastatic papillary renal cell carcinoma. MET status was confirmed by the novel targeted next-generation sequencing assay developed for savolitinib. Patients were randomized in a 1:1 ratio to receive either treatment with savolitinib, or treatment with Sutent. The primary endpoint for efficacy in the SAVOIR study was median progression-free survival, with secondary endpoints of overall survival, objective response rate, duration of response, best percentage change in tumor size, disease control rate, and safety and tolerability. Furthermore, to further understand the role of MET-driven disease in papillary renal cell carcinoma, we conducted a global molecular epidemiology study, which screened, using our companion diagnostic, archived tissue samples from papillary renal cell carcinoma patients to identify MET-driven disease. Historical medical records from these patients were then used to determine if MET-driven disease is predictive of worse outcome, in terms of progression-free survival and overall survival, in papillary renal cell carcinoma patients.

In December 2018, SAVOIR enrollment was terminated. Data from the approximately 60 patients randomized in the SAVOIR study prior to termination matured during 2019 and is expected to be presented at an upcoming scientific conference in mid-2020. Based on these data, we and AstraZeneca are actively evaluating the opportunity to restart clinical trials of savolitinib as a monotherapy for the treatment of papillary renal cell carcinoma.

Gastric Cancer

The table below shows a summary of our clinical trials for savolitinib in gastric cancer patients.

Clinical Trials of Savolitinib in Gastric Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	Gastric cancer (MET amplification) and VIKTORY	China & South Korea	Ib/II	Completed	NCT01985555/ NCT02449551
Savolitinib and Taxotere	VIKTORY: Gastric cancer (MET amplification)	South Korea	II	Patient enrollment directed to savolitinib mono due to high efficacy observed	NCT02447406
Savolitinib and Taxotere	VIKTORY: Gastric cancer (MET over-expression)	South Korea	II	Patient enrollment directed to savolitinib mono due to high efficacy observed	NCT02447380

Note:     Savolitinib mono = savolitinib monotherapy trial.

Phase II gastric cancer studies have been completed in China and in South Korea. A total of over 1,000 gastric cancer patients had been screened in these studies and those patients with confirmed MET-driven disease were treated.

Phase Ib/II study of savolitinib monotherapy in MET amplified gastric cancer in China (Status: completed; NCT01985555)

Preliminary results of the China study were presented at the 2017 Chinese Society of Clinical Oncology for the efficacy evaluable MET gene amplified patients. Based on confirmed and unconfirmed partial responses, the objective response rate was 43% (3/7) and disease control rate was 86% (6/7), with objective response rate of 14% (3/22) and disease control rate of 41% (9/22) among the overall efficacy evaluable aberrant MET set of patients with MET amplification (n=7) and MET overexpression (n=15). As of data cut-off, the longest duration of treatment was in excess of two years. Savolitinib monotherapy was determined to be safe and well tolerated in patients with advanced gastric cancer. CTC grade 3 or above treatment emergent adverse events with greater than 5% incidence included abnormal hepatic function in 13% (4/31), gastrointestinal bleeding or decreased appetite in 10% (3/31 each), and diarrhea or gastrointestinal perforation in 6% (2/31 each). This China study concluded that savolitinib monotherapy demonstrated promising anti-tumor efficacy in gastric cancer patients with MET gene amplification, and that the potential benefit to these patients warranted further exploration, with enrollment continuing.

VIKTORY Phase II study of savolitinib monotherapy in MET amplified gastric cancer in South Korea (Status: completed; NCT02449551)

The VIKTORY study is a biomarker-based, Phase II umbrella trial in gastric cancer conducted by the Samsung Medical Center in South Korea. Patients were allocated to one of 12 biomarker-driven arms, based on a master screening protocol with tissue-based molecular analyses. Patients that tested positive for MET amplification or overexpression were treated with either savolitinib monotherapy or a combination of savolitinib and Taxotere. A total of 715 gastric cancer patients were successfully sequenced and MET amplification was observed in 3.5% of these patients (25/715). Of the 10 associated clinical trials under the VIKTORY umbrella, the highest objective response rate was observed in the MET amplification arm in patients treated with savolitinib monotherapy, which reported an objective response rate of 50% (10/20, 95% confidence interval: 28.0-71.9) and met pre-specified 6-week progression-free survival rates.

The VIKTORY study investigators have concluded that encouraging clinical efficacy of savolitinib in MET-amplified gastric cancer warrants further study.

VIKTORY Phase II studies of savolitinib in combination with Taxotere in MET amplified or overexpression gastric cancer in South Korea (Status: enrollment directed to savolitinib monotherapy arm; NCT02447406/NCT02447380)

In a Phase I dose-finding trial, 17 patients were enrolled including seven gastric cancer patients, five melanoma patients, three sarcoma patients and two rectal cancer patients. Most of the patients (14/17) were heavily pretreated (third line or greater). The combination therapy demonstrated promising antitumor activity with durable responses in MET amplified gastric cancer patients. One gastric cancer patient with both MET overexpression and MET amplification achieved a durable partial response for 297 days, and another MET amplified gastric cancer patient achieved stable disease for 86 days. While the savolitinib and Taxotere combination was well tolerated, the VIKTORY study investigators decided to stop enrollment in the two combination cohorts in order to direct patients to the savolitinib monotherapy arm of the VIKTORY study as discussed above.

Other exploratory studies

The table below shows a summary of the clinical study that is underway for savolitinib in prostate cancer patients.

Clinical Trials of Savolitinib in Prostate Cancer and Colorectal Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	Metastatic Castration-Resistant Prostate Cancer	Canada	II	Enrolling	NCT03385655
Savolitinib monotherapy	MET-driven metastatic colorectal cancer	US	II	Enrolling	NCT03592641

Phase II study of savolitinib monotherapy in metastatic castration-resistant prostate cancer (Status: enrolling; NCT03385655)

A Phase II study sponsored by the Canadian Cancer Trials Group is enrolling patients to determine the effect of savolitinib on prostate-specific antigen decline and time to prostate-specific antigen progression. The study will assess the objective response rate as determined by Response Evaluation Criteria in Solid Tumors, or RECIST, revision version 1.1, a set of published rules that define when tumors improve, stay the same or worsen during treatment. It will also evaluate the safety and toxicity profile of savolitinib in metastatic castration-resistant prostate cancer patients and identify potential predictive and prognostic factors. The umbrella study targets to enroll around 500 patients into four treatment arms based on molecular status, with one treatment arm being patients with MET-driven disease receiving savolitinib. High levels of MET overexpression can be prevalent in prostate cancer patients.

Phase II study of savolitinib monotherapy in metastatic colorectal cancer (Status: enrolling; NCT03592641)

This study is sponsored by the National Cancer Institute and targets to screen up to 150 patients in order to enroll approximately 15 patients with MET amplified metastatic colorectal cancer. The primary objective of the study is objective response rate. Secondary objectives include additional measures of clinical efficacy, safety, and tolerability.

Partnership with AstraZeneca

In December 2011, we entered into a global licensing, co-development, and commercialization agreement for savolitinib with AstraZeneca. As noted above, given the complexity of many of the signal transduction pathways and resistance mechanisms in oncology, the industry is increasingly studying combinations of targeted therapies (tyrosine kinase inhibitors, monoclonal antibodies and immunotherapies) and chemotherapy as potentially the best approach to treating this complex and constantly mutating disease. Based on savolitinib showing early clinical benefit as a highly selective MET inhibitor in a number of cancers, in August 2016 we and AstraZeneca amended our global licensing, co-development, and commercialization agreement for savolitinib. We believe that AstraZeneca’s portfolio of proprietary targeted therapies is well suited to be used in combinations with savolitinib, and we are studying combinations with Iressa (EGFRm+), Tagrisso (T790M+) and Imfinzi (PD-L1). These combinations of multiple global first-in-class compounds are difficult to replicate, and we believe represent a significant opportunity for us and AstraZeneca.

For more information regarding our partnership with AstraZeneca, see “—Overview of Our Collaborations—AstraZeneca Agreement.”

2.    Fruquintinib VEGFR 1, 2 and 3 Inhibitor

Fruquintinib (also known as HMPL-013) is a VEGFR inhibitor that we believe is highly differentiated due to its superior kinase selectivity compared to other small molecule VEGFR inhibitors, which can be prone to excessive off-target toxicities. Fruquintinib’s selectivity on VEGFR 1, 2 and 3 results in fewer off-target toxicities, thereby allowing for better target coverage, as well as possible use in combination with other agents such as chemotherapies, targeted therapies and immunotherapies.

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

We received full approval for launch of fruquintinib (under the brand name Elunate) in colorectal cancer in September 2018. In partnership with Eli Lilly, we launched fruquintinib in China in late November 2018. Elunate is indicated for the treatment of patients with metastatic colorectal cancer that have been previously treated with fluoropyrimidine, oxaliplatin and irinotecan, including those who have previously received anti-VEGF therapy and/or anti-EGFR therapy (Ras wild type).  We manufacture all commercial supplies of Elunate in our factory in Suzhou. For more information regarding the Elunate product launch, see “—Overview of Elunate Commercial Launch.”

Mechanism of Action

During the development of cancer, tumors at an advanced stage can secrete large amounts of VEGF, a protein ligand, to stimulate formation of excessive vasculature (angiogenesis) around the tumor in order to provide greater blood flow, oxygen, and nutrients to fuel the rapid growth of the tumor. Since essentially all solid tumors require angiogenesis to progress beyond a few millimeters in diameter, antiangiogenesis drugs have demonstrated benefits in a wide variety of tumor types. VEGF and other ligands can bind to three VEGF receptors, VEGFR 1, 2 and 3, each of which has been shown to play a role in angiogenesis. Therefore, inhibition of the VEGF/VEGFR signaling pathway can act to stop the growth of the vasculature around the tumor and thereby starve the tumor of the nutrients and oxygen it needs to grow rapidly.

This therapeutic strategy has been well validated with several first-generation VEGF inhibitors having been approved globally since 2005 and 2006. These include both small molecule multi-kinase inhibitor drugs such as Nexavar and Sutent as well as monoclonal antibodies such as Avastin. The success of these drugs validated VEGFR inhibition as a new class of therapy for the treatment of cancer.

Fruquintinib Pre-clinical Evidence

Pre-clinical trials have demonstrated that fruquintinib is a highly selective VEGFR 1, 2 and 3 inhibitor with high potency and low cell toxicity at the enzymatic and cellular levels. In a kinase selectivity screening, fruquintinib was found to be approximately 250 times more selective to VEGFR 3 than to the next non-VEGFR kinase.

As a result of off-target side effects, existing VEGFR inhibitors are often unable to be dosed high enough to completely inhibit VEGFR, the intended target. In addition, the complex off-target toxicities resulting from inhibition of multiple signaling pathways are often difficult to be managed in clinical practice. Combining such drugs with chemotherapy can lead to severe toxicities that can cause more harm than benefit to patients. To date, the first generation VEGFR tyrosine kinase inhibitors have been rarely used in combination with other therapies, thereby limiting their potential. Because of the potency and selectivity of fruquintinib, we believe that it has the potential to be safely combined with other oncology drugs, which could significantly expand its clinical potential.

Fruquintinib Clinical Trials

Studies in Colorectal Cancer

The table below shows a summary of the clinical trials we have recently completed, are underway or are in planning for fruquintinib in colorectal cancer patients. We have two additional trials in progress for fruquintinib in colorectal cancer in combination with a checkpoint inhibitor as discussed in more detail below under “– Fruquintinib Combinations with Checkpoint Inhibitors.”

Current Clinical Trials of Fruquintinib in Colorectal Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	FRESCO: >3L CRC; chemotherapy refractory	China	III	Approved and launched	NCT02314819
Fruquintinib monotherapy	CRC and breast	US	Ib	Enrolling	NCT03251378
cancer
Fruquintinib monotherapy	FRESCO2: CRC and	Global	III	In planning	TBD
breast cancer

Notes:    CRC = colorectal cancer; >3L= third line or above; Global = more than two countries; and refractory = resistant to prior treatment.

FRESCO study; Phase III study of fruquintinib monotherapy in third-line colorectal cancer (Status: completed and product launched in November 2018; NCT02314819)

In 2014, we initiated the FRESCO study, which is a randomized, double-blind, placebo-controlled, multi-center, Phase III pivotal trial in China in patients with locally advanced or metastatic colorectal cancer who have failed at least two prior systemic antineoplastic therapies, including fluoropyrimidine, Eloxatin and Camptosar. No drugs had been approved in third-line colorectal cancer in China with best supportive care being the general standard of care. This study followed a Phase II proof-of-concept trial in third-line colorectal cancer that met its primary endpoint of progression-free survival in 2014.

Enrollment was completed in May 2016, and 519 patients were screened. The intent-to-treat population of 416 patients was randomized at a 2:1 ratio to receive either: 5 mg of fruquintinib orally once daily, on a three-weeks-on/one-week-off cycle, plus best supportive care (278 patients) or placebo plus best supportive care (138 patients). Randomization was stratified for prior anti-VEGF therapy and K-RAS gene status. The trial concluded in January 2017.

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

The primary endpoint of median overall survival was 9.30 months (95% confidence interval: 8.18-10.45 months) in the fruquintinib group versus 6.57 months (95% confidence interval: 5.88-8.11 months) in the placebo group, with a hazard ratio of 0.65 (95% confidence interval: 0.51-0.83; two-sided p<0.001).

Phase III Study in China of Fruquintinib Monotherapy in Third-line Colorectal Cancer. FRESCO Clearly Succeeded in Meeting the Primary Efficacy Endpoint of Overall Survival.

Probability of Overall Survival
1.00
0.75
0.50
0.25
0.00
Fruquintinib + BSC
Placebo + BSC
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Survival time (months)

Subjects at risk:

	0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24
Fruquintinib + BSC	278	276	269	249	229	210	190	174	154	127	105	77	56	44	34	28	25	20	14	10	6	4	3	1	0
Placebo + BSC	138	133	121	109	95	82	73	63	57	38	25	19	13	12	11	7	7	5	4	4	2	2	1	0

Notes:    N = number of patients; BSC = best supportive care; 95% CI = 95% confidence interval; and HR = hazard ratio.

Source:  Li J, Qin S, Xu RH, et al. Effect of Fruquintinib vs Placebo on Overall Survival in Patients With Previously Treated Metastatic Colorectal Cancer: The FRESCO Randomized Clinical Trial. JAMA. 2018;319(24):2486 -2496. doi:10.1001/jama.2018.7855.

The secondary endpoint of median progression-free survival was 3.71 months (95% confidence interval: 3.65-4.63 months) in the fruquintinib group versus 1.84 months (95% confidence interval: 1.81-1.84 months) in the placebo group, with a hazard ratio of 0.26 (95% confidence interval: 0.21-0.34; two-sided p<0.001). Significant benefits were also seen in other secondary endpoints. The disease control rate in the fruquintinib group was 62% versus 12% for placebo (p<0.001), while the objective response rate based on confirmed responses was 5% versus 0% for placebo (p=0.012).

FRESCO Clearly Succeeded in Meeting

Endpoint of Progression-free Survival

Note:     BSC = best supportive care.

Source:  Li J, Qin S, Xu RH, et al. Effect of Fruquintinib vs Placebo on Overall Survival in Patients With Previously Treated Metastatic Colorectal Cancer: The FRESCO Randomized Clinical Trial. JAMA. 2018;319(24):2486 -2496. doi:10.1001/jama.2018.7855.

While it is difficult to directly evaluate and compare clinical results across separate trials, data from the FRESCO study compare favorably to the data from the CONCUR study, a Phase III study of Stivarga monotherapy in colorectal cancer conducted in Asia, and the CORRECT study, a global Phase III study of Stivarga in colorectal cancer. In particular, in the Chinese patient subgroup of the CONCUR study, Stivarga had a disease control rate of 46% versus 7% in the placebo group. Median progression-free survival was 2.0 months in the Stivarga group versus 1.7 months in the placebo group, and median overall survival was 8.4 months in the Stivarga group versus 6.2 months in the placebo group. In the CORRECT study, Stivarga had a disease control rate of 41% versus 15% in the placebo group. Median progression-free survival was 1.9 months in the Stivarga group versus 1.7 months for the placebo group, and median overall survival was 6.4 months in the Stivarga group versus 5.0 in the placebo group.

In terms of safety, results showed that fruquintinib had a manageable safety profile with lower off-target toxicities compared to other VEGFR tyrosine kinase inhibitors. Of particular interest was that the CTC grade 3 or above hepatotoxicity was similar for the fruquintinib group as compared to the placebo group, which is in contrast to Stivarga which was markedly higher and often difficult to manage in the Chinese patient population in the CONCUR study. Adverse events led to dose interruptions in 69% of patients in the Chinese patient subgroup of the CONCUR study, compared to 35% in the FRESCO study. The most frequently reported fruquintinib-related CTC grade 3 or above adverse events included hypertension (21%), hand-foot skin reaction (11%), proteinuria (3%) and diarrhea (3%), all possibly associated with VEGFR inhibition. No other CTC grade 3 or above adverse events exceeded 2% in the fruquintinib population, including hepatic function adverse events such as elevations in bilirubin (1%), alanine aminotransferase (<1%) or aspartate aminotransferase (<1%).

In terms of tolerability, dose interruptions or reductions occurred in only 35% and 24% of patients in the fruquintinib arm, respectively, and only 15% of patients discontinued treatment of fruquintinib due to adverse events versus 6% for placebo. The FRESCO study was published in the Journal of the American Medical Association in June 2018.

Subgroup analysis

In June 2018, a further subgroup analysis of data from the FRESCO Phase III study was presented during the American Society of Clinical Oncology Annual Meeting. This analysis explored possible effects of prior target therapy on the efficacy and safety of fruquintinib by analyzing the subgroups of patients with prior target therapy and those without prior target therapy.

Results showed that the benefits of fruquintinib were generally consistent across all subgroups. Among a total of 278 fruquintinib-treated patients, 111 had received prior target therapy while 55 of the 138 placebo-treated patients had received prior target therapy. In the prior target therapy subgroup, fruquintinib significantly prolonged overall survival and progression-free survival. Median overall survival was 7.69 months for patients treated with fruquintinib and 5.98 months for placebo (hazard ratio = 0.63; p = 0.012). Median progression-free survival was 3.65 months for patients treated with fruquintinib and 1.84 months for placebo (hazard ratio = 0.24; p < 0.001).

Overall Survival Subgroup Analysis by Prior Treatment.

Fruquintinib Demonstrated Consistent Results Across Sub-Groups

Notes:    CI = confidence interval; and p=value = probability value.

Source:  Xu RH, Li J, Bai YX, et al. Subgroup analysis by prior anti-VEGF or anti-EGFR target therapy in FRESCO, a randomized, double-blind, phase 3 trial comparing fruquintinib versus placebo plus best supportive care in Chinese patients with metastatic colorectal cancer (mCRC). Journal of Clinical Oncology. 2018;36:15_suppl, 3537-3537. doi:10.1200/JCO.2018.36.15_suppl.3537.

Among these 278 patients, the results showed that a subgroup of 84 patients who had received prior anti-VEGF treatment also benefited from fruquintinib. In this subgroup, the median overall survival was 7.20 months for fruquintinib and 5.91 months for placebo (hazard ratio = 0.68; p=0.066) and the median progression-free survival was 3.48 months for fruquintinib and 1.84 months for placebo (hazard ratio = 0.24; p < 0.001).

In the subgroup of 250 patients without prior target therapy, the median overall survival was 10.35 months for 167 patients treated with fruquintinib and 6.93 months for 83 patients treated with placebo (hazard ratio = 0.63; p = 0.003), and the median progression-free survival for patients treated with fruquintinib was 3.81 months versus 1.84 months for placebo (hazard ratio = 0.28; p < 0.001).

Progression-free Survival by Prior Therapy.

Fruquintinib Demonstrated Consistent Results Across Sub-Groups

Notes:    CI = confidence interval; HR = hazard ratio; and p=value = probability value.

Source:  Xu RH, Li J, Bai YX, et al. Subgroup analysis by prior anti-VEGF or anti-EGFR target therapy in FRESCO, a randomized, double-blind, phase 3 trial comparing fruquintinib versus placebo plus best supportive care in Chinese patients with metastatic colorectal cancer (mCRC). Journal of Clinical Oncology. 2018;36:15_suppl, 3537-3537. doi:10.1200/JCO.2018.36.15_suppl.3537.

Additional data showed that there were no observed cumulative CTC grade 3 or above treatment-emergent adverse events in the subgroup of patients with prior target therapy. The CTC grade 3 or above treatment-emergent adverse event rates of fruquintinib were similar in the subgroups with prior target therapy (61.3%) and without prior target therapy (61.1%). This subgroup analysis is consistent with the previously reported results from the FRESCO study’s intent-to-treat population.

The results of this analysis showed that fruquintinib had clinically meaningful benefits in third-line metastatic colorectal cancer patients regardless of prior target therapy without observed cumulative toxicity.

Quality-adjusted survival analysis

At the 2018 American Society of Clinical Oncology Annual Meeting, an analysis was presented that aimed to compare the quality-adjusted survival between the two arms of the FRESCO study using quality-adjusted time without symptoms or toxicity, or Q-TWiST, methodology and to investigate the Q-TWiST benefit of fruquintinib treatment among subgroups. Q-TWiST is a tool to evaluate relative clinical benefit-risk from a patient’s perspective and has been widely used in oncology treatment assessment. The survival time for each patient was divided into three portions: time with CTC grade 3 or above toxicity before progression, time without symptoms or CTC grade 3 or above toxicity, and time from progression or relapse until death or end of follow-up.

Patients treated with fruquintinib had longer Q-TWiST periods compared to patients treated with placebo. Q-TWiST benefits were observed regardless of prior lines of chemotherapy and prior anti-VEGF or anti-EGFR targeted therapy. The relative improvement of Q-TWiST with fruquintinib represents a clinically important quality-of-life benefit for metastatic colorectal cancer patients.

Supported by data from the successful FRESCO study, we submitted an NDA for fruquintinib in June 2017. Fruquintinib was subsequently awarded priority review status by the NMPA in view of its clinical value in September 2017, and in September 2018, the NMPA approved fruquintinib for the treatment of patients with advanced colorectal cancer and was launched in November 2018. For more information regarding the Elunate product launch, see “—Overview of Elunate Commercial Launch.”

Phase Ib study of fruquintinib monotherapy in metastatic colorectal cancer (Status: enrolling; NCT03251378)

We are conducting a multi-center, open-label, Phase Ib clinical study to evaluate the safety, tolerability and pharmacokinetics of fruquintinib in U.S. patients, which established the U.S. recommended Phase II dose to be 5 mg, the same as that in China.  This dose is being further evaluated in patients with metastatic colorectal cancer.

Phase III study of fruquintinib monotherapy in metastatic colorectal cancer (Status: in planning)

We intend to initiate a Phase III registration study, known as the FRESCO2 study, in the United States, Europe and Japan in metastatic colorectal cancer and breast cancer patients. By mid-2020, we expect to have met with regulatory authorities in the United States, Europe and Japan. Subject to regulatory discussions, FRESCO2 is expected to start enrolling patients in mid-2020. Based on our agreement with the FDA, both the FRESCO and FRESCO 2 studies, if positive, will support our NDA application.

Gastric Cancer

Advanced gastric cancer is a major medical need, particularly in Asian populations, with limited treatment options for patients who have failed first-line standard chemotherapy with 5-fluorouracil and platinum doublets. There were approximately 442,300 new cases of gastric cancer in China in 2018. The table below shows a summary of the clinical study we have underway for fruquintinib in gastric cancer patients.

Clinical Trials of Fruquintinib in Gastric Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib and Taxol	FRUTIGA: 2L gastric cancer	China	III	Enrolling; Second interim analysis in 2020	NCT03223376

Note:    2L = second line.

FRUTIGA study; Phase III study of fruquintinib in combination with Taxol in gastric cancer (second-line) (Status: first interim analysis reported; NCT03223376)

In October 2017, we initiated the FRUTIGA study, a pivotal Phase III clinical trial of fruquintinib in combination with Taxol for the treatment in advanced gastric or gastroesophageal junction adenocarcinoma patients in China. This randomized, double-blind, placebo-controlled, multi-center trial is being conducted in patients with advanced gastric cancer who have progressed after first-line standard chemotherapy. Over 540 patients are expected to be enrolled in the FRUTIGA study to evaluate the efficacy and safety of fruquintinib combined with paclitaxel compared with paclitaxel monotherapy for second-line treatment of advanced gastric or gastroesophageal junction adenocarcinoma. The trial will enroll patients with disease that has been confirmed through histology or cytology and who did not respond to first-line standard chemotherapy containing platinum and fluorouracil. All subjects will receive fruquintinib or placebo combined with paclitaxel. Patients will be randomized at a 1:1 ratio and stratified according to factors such as stomach versus gastroesophageal junction tumors and ECOG performance status, a scale established by the Eastern Cooperative Oncology Group which determines ability of patient to tolerate therapies in serious illness, specifically for chemotherapy.

The primary efficacy endpoint is overall survival. Secondary efficacy endpoints include progression-free survival, objective response rate, disease control rate, duration of response and quality-of-life score (EORTC QLQ-C30, version 3.0). Biomarkers related to the antitumor activity of fruquintinib will also be explored.

In April 2019, we conducted an interim analysis of the FRUTIGA study for futility. The analysis evaluated progression-free survival and overall survival trends after six months of therapy for the first 100 patients recruited into the study. The independent data monitoring committee recommended to continue the study without changes. We expect to conduct a second interim analysis in mid-2020 and complete enrollment of the study in 2020.

Non-small Cell Lung Cancer

The table below shows a summary of the clinical trials we have recently completed for fruquintinib in non-small cell lung cancer patients. We have one additional trial in planning for fruquintinib in non-small cell lung cancer in combination with a checkpoint inhibitor as discussed in more detail below under “– Fruquintinib Combinations with Checkpoint Inhibitors.”

Clinical Trials of Fruquintinib in Non-small Cell Lung Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	3L NSCLC; chemotherapy refractory	China	II	Completed	NCT02590965
Fruquintinib monotherapy	FALUCA: 3L NSCLC; chemotherapy refractory	China	III	Completed; final results presented in Sept 2019	NCT02691299
Fruquintinib and Iressa	1L NSCLC; EGFRm	China	II	Completed; final results presented in Nov 2019	NCT02976116

Notes:    NSCLC = non-small cell lung cancer; 1L= first line; 3L=third line; and chemotherapy refractory = resistant to prior chemotherapy treatment.

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

In 2015, we reported that fruquintinib had clearly met its primary endpoint of superior median progression-free survival versus placebo in this study, and in December 2016, we reported the full data from this study at the 2016 World Conference on Lung Cancer, which showed median progression-free survival of 3.8 months for the fruquintinib group compared with 1.1 months for the placebo group (hazard ratio=0.34; 95% confidence interval: 0.20-0.57; p<0.001), an objective response rate based on confirmed partial responses of 13% for the fruquintinib group compared with 0% for the placebo group (p=0.041), and a 48% increase in disease control rate for the fruquintinib group compared with  the placebo group (p<0.001). All were assessed by blinded independent clinical review. Fruquintinib was well tolerated with the only treatment related CTC grade 3 or above adverse events with greater than 5% incidence being hypertension (8%). The results of the study were published in the April 2018 issue of the Journal of Clinical Oncology.

Phase II Study in China of Fruquintinib Monotherapy in Third-line Non-small Cell Lung Cancer. This Study Clearly Met the Median Progression-Free Survival Primary Endpoint.

Notes:    n/N = number of patients; Fruq = fruquintinib; mo. = months; PFS = progression-free survival; CI = confidence interval; and HR = hazard ratio.

Source:  Lu, S. et al. MA14.05 A Randomized Phase III Trial of Fruquintinib Versus Placebo in Patients with Advanced Non-Small Cell Lung Cancer (FALUCA). Journal of Thoracic Oncology. October 2019; Volume 14, Issue 10, S306. doi:10.1016/j.jtho.2019.08.613.

FALUCA study; Phase III study of fruquintinib monotherapy in third-line non-small cell lung cancer (Status: completed; NCT02691299)

Following a positive Phase II study comparing fruquintinib with placebo in advanced non-squamous non-small cell lung cancer patients who have failed two prior systemic chemotherapies, or third-line non-small cell lung cancer, we initiated a Phase III registration study, the FALUCA study, in late 2015. In February 2018, we completed enrollment of the FALUCA study in China, in which a total of 527 patients were randomized at a 2:1 ratio to receive either 5 mg of fruquintinib orally once daily, on a 3-weeks-on/1-week-off cycle plus best supportive care, or placebo plus best supportive care. In November 2018, we announced that the trial did not meet the primary endpoint to demonstrate a statistically significant increase in overall survival compared to placebo. However, fruquintinib demonstrated a statistically significant improvement in all secondary endpoints including progression-free survival, objective response rate, disease control rate and duration of response as compared to the placebo. The safety profile of the trial was in line with that observed in prior clinical trials.

Full analysis of the study was presented at the 2019 World Conference on Lung Cancer. The investigator concluded that post-progress treatment was a confounding factor and contributed to fruquintinib not showing overall survival benefit despite meeting secondary efficacy endpoints with p-values less than 0.001 such as progression-free survival (3.68 months for fruquintinib vs. 0.99 months for placebo), overall response rate (14% for fruquintinib vs. 1% for placebo) and disease control rate (67% for fruquintinib vs. 25% for placebo). Median overall survival in the fruquintinib patients was 8.74 months vs. 10.38 months for placebo; however, among patients who did not receive subsequent therapy after their disease progressed, which accounted for 71% of the fruquintinib patients and 66% of placebo patients, median overall survival was 7.00 months for fruquintinib and 5.06 months for placebo (hazard ratio = 0.64; p=0.010). Fruquintinib was well tolerated with treatment related CTC grade 3 or above adverse events with greater than 5% incidence being hypertension (21%) and hand-foot syndrome (11%).

FALUCA Study of Fruquintinib Monotherapy in Third-Line Non-small Cell Lung Cancer. Study Met Secondary Endpoint of Progression-Free Survival and Showed Overall Survival Benefit in Patients without Subsequent Anti-Tumor Therapy Despite Not Meeting Primary Endpoint.

Notes:    N = number of patients; mo. = months; PFS = progression-free survival; and 95% CI = 95% confidence interval.

Source:  Lu, S. et al. MA14.05 A Randomized Phase III Trial of Fruquintinib Versus Placebo in Patients with Advanced Non-Small Cell Lung Cancer (FALUCA).  Journal of Thoracic Oncology. October 2019; Volume 14, Issue 10, S306. doi:10.1016/j.jtho.2019.08.613.

Fruquintinib and EGFR Inhibitor Combinations

Fruquintinib’s unique safety and tolerability profile, resulting from its high kinase selectivity, combined with better flexibility to manage treatment emergent toxicities due to its shorter half-life than monoclonal antibody antiangiogenesis therapies, makes it a suitable potential combination partner for EGFR tyrosine kinase inhibitors.

Phase II study of fruquintinib in combination with Iressa in first-line non-small cell lung cancer (Status: completed; NCT02976116)

We have completed a multi-center, single-arm, open-label, dose-finding Phase II study of fruquintinib in combination with Iressa in China in the first-line setting for patients with advanced or metastatic non-small cell lung cancer with EGFR activating mutations. We enrolled 50 patients in this study with the objective of evaluating the safety and tolerability as well as the efficacy of the combination therapy.

Final results from this Phase II study were presented at European Society for Medical Oncology’s 2019 Asia meeting, reporting promising efficacy with an objective response rate of 72% and median profession-free survival of 14.7 months (95% confidence interval: 12.5-21.2 months).

Fruquintinib exhibited an acceptable safety profile, which we believe results from its high kinase selectivity and versatility of administration. A dose of 4 mg of fruquintinib in combination with 250 mg of Iressa was better tolerated than a 5 mg dose without compromising efficacy. There were 28 (56%) CTC grade 3 or above treatment emergent adverse events, including increased alanine aminotransferase (22%), increased aspartate aminotransferase (10%), proteinuria (8%) and increased r-GT (6%). Serious adverse events occurred in 18% of the patients in the study.

Phase II Study of Fruquintinib Combined with Iressa in Non-small Cell Lung Cancer.
Preliminary Data Showed Promising Efficacy in the First-line Setting.

Notes:    [1] Four partial responses not yet confirmed at the time of data cut-off date.

One subject determined to have progressive disease due to a new lesion of brain but did not have a target lesion assessment. One subject not evaluable – withdrew without post baseline tumor assessment due to CTC grade 3 proteinuria. Duration of response excluded one subject in the set due to no post-baseline tumor assessment. Data as of June 28, 2019. n = number of patients

Source:   Lu, S., et al, “Phase II Study of Fruquintinib plus Gefitinib in Stage IIIb/IV NSCLC Patients Harboring EGFR Activating Mutations”, #4780 ESMO Asia, Singapore, November 23, 2019. One subject determined to have progressive disease due to a new lesion of brain, but did not have a target lesion assessment. One subject not evaluable – withdrew without post baseline tumor assessment due to CTC grade 3 proteinuria. Duration of response excluded one subject in the set due to no post-baseline tumor assessment.

Fruquintinib Combinations with Checkpoint Inhibitors

The table below shows a summary of the clinical trials we have ongoing and in planning for fruquintinib in combination with checkpoint inhibitors.

Clinical Trials of Fruquintinib with Checkpoint Inhibitors

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib and Tyvyt (PD-1)	CRC	China	Ib/II	Enrolling	NCT03977084
Fruquintinib and Tyvyt (PD-1)	Advanced solid tumors	China	Ib/II	Enrolling	NCT03903705
Fruquintinib and genolimzumab (PD-1)	CRC	China	Ib	Enrolling	NCT03977090
Fruquintinib and genolimzumab (PD-1)	NSCLC	China	Ib	Enrolling	NCT03976856
Fruquintinib and Tyvyt (PD-1)	Solid tumors	US	I	In planning	TBD

Note:   CRC = colorectal cancer; NSCLC = non-small cell lung cancer; and TBD = to be determined.

In November 2018, we entered into two collaboration agreements to evaluate the safety, tolerability and efficacy of fruquintinib in combination with checkpoint inhibitors. These include a global collaboration with Innovent to evaluate the combination of fruquintinib with Innovent’s Tyvyt, a PD-1 monoclonal antibody approved in China, and a collaboration in China with Genor to evaluate the fruquintinib combination with genolimzumab, a PD-1 monoclonal antibody being developed by Genor. We are now approaching completion of the Phase I dose-finding study in China of fruquintinib in combination with Tyvyt and a U.S. Phase I is in planning. Phase I development of fruquintinib in combination with genolimzumab is also underway.

Fruquintinib Exploratory Development

We are conducting multiple Phase Ib expansion cohorts in the United States to explore fruquintinib in colorectal cancer and breast cancer. In China, Eli Lilly is also preparing to support investigator-initiated studies in multiple solid tumor settings.

Overview of Elunate Commercial Launch

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

Starting on January 1, 2020, Elunate was included on China’s National Reimbursement Drug List at a 63% discount to its initial retail price, paving the way to significantly broaden access for advanced colorectal cancer patients and rapidly build penetration in China over the coming years.

The revenue we generate from Elunate is comprised of royalty revenue and revenue from the sales of Elunate to Eli Lilly which we manufacture and sell at cost. In 2019, we generated $10.8 million in total revenue from Elunate, of which $2.7 million was royalty revenue and $8.1 million was revenue from sales to Eli Lilly.

Partnership with Eli Lilly

In October 2013, we entered into a license and collaboration agreement with Eli Lilly in order to accelerate and broaden our fruquintinib development program in China. As a result, we were able to quickly expand the clinical development of fruquintinib in three indications with major unmet medical needs in China: colorectal cancer, non-small cell lung cancer and gastric cancer, as discussed above. In December 2018, we amended our license and collaboration agreement with Eli Lilly. This amendment gives us, among other things, all planning, execution and decision making responsibilities for life cycle indication development of fruquintinib in China. It also gives us the promotion and distribution rights for fruquintinib in provinces that represent 30% (or 40% if certain additional criteria are met) of sales of fruquintinib in China upon the achievement of a non-fruquintinib related Eli Lilly commercial action. Support from Eli Lilly has also helped us to establish our own manufacturing (formulation) facility in Suzhou, China, which now produces clinical and commercial supplies of fruquintinib.

For more information regarding our partnership with Eli Lilly, see “—Overview of Our Collaborations—Eli Lilly Agreement.”

3.    Surufatinib VEGFR 1, 2 and 3, FGFR1 and CSF-1R Inhibitor

Surufatinib is an oral small molecule angio-immuno kinase inhibitor targeting VEGFR and FGFR, which both inhibit angiogenesis, and CSF-1R, which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells. Its unique angio-immuno kinase profile seems to support surufatinib could help improve the anti-tumor activity of PD-1 antibodies.

Surufatinib is the first oncology candidate that we have taken through proof-of-concept in China and expanded globally ourselves. Surufatinib is in proof-of-concept clinical trials in the United States, successfully completed two late-stage clinical trials, is in further late-stage clinical trials in China and is expected to start late-stage trials in the United States and Europe as a monotherapy. Furthermore, it is being investigated in combination with PD-1 inhibitors.

Mechanism of Action

Both VEGFR and FGFR signaling pathways can mediate tumor angiogenesis. CSF-1R plays an important role in the functions of macrophages. Recently, the roles in increasing tumor immune evasion of VEGFR, FGFR in regulation of T cells, tumor-associated macrophages and myeloid-derived suppressor cells have been demonstrated. Therefore, blockade of tumor angiogenesis and tumor immune evasion by simultaneously targeting VEGFR 1, 2 and 3, FGFR1 and CSF-1R kinases may represent a promising approach for oncology therapy.

Surufatinib Pre-clinical Evidence

Surufatinib inhibited VEGFR 1, 2, and 3, FGFR1 and CSF-1R kinases with IC50 in a range of 1 nM to 24 nM. It also strongly blocked VEGF-induced VEGFR2 phosphorylation in HEK293 cells and CSF-1R phosphorylation in RAW264.7 cells with an IC50 of 2 nM and 79 nM, respectively. Surufatinib also reduced VEGF- or FGF-stimulated human umbilical vein endothelial cell proliferation with an IC50 < 50 nM. In animal studies, a single oral dose of surufatinib inhibited VEGF-stimulated VEGFR2 phosphorylation in lung tissues of nude mice in an exposure-dependent manner. Furthermore, elevation of FGF23 levels in plasma 24 hours post dosing suggested suppression of FGFR signaling.

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

Neuroendocrine tumors

Neuroendocrine tumors begin in the specialized cells of the body’s neuroendocrine system. Cells have traits of both hormone-producing endocrine cells and nerve cells. Neuroendocrine tumors are found throughout the body’s organ system and have complex and fragmented epidemiology with about 40-60% of neuroendocrine tumors originating in the gastrointestinal tract and pancreas, 20-30% in the lung or bronchus, and a further 20%-30% in other organs or unknown origins.

In China, there were about 67,600 newly diagnosed NET patients in 2018 and, while no China prevalence data exists, we believe that there could be over 400,000 patients living with the disease.

Neuroendocrine tumors can be functional, releasing hormones and peptides that cause symptoms like diarrhea and flushing, or non-functional with no symptoms. Early-stage neuroendocrine tumors, which are often functional, can be treated with somatostatin analogue subcutaneous injections, which are approved and reimbursed in China and alleviate symptoms and slow neuroendocrine tumor growth, but have limited tumor reduction efficacy.

Advanced neuroendocrine tumors grow more quickly. In China, Sutent is approved in pancreatic NET while Afinitor, an m-TOR inhibitor, is approved in non-functional neuroendocrine tumors in the pancreas, lung and gastrointestinal tract. These approvals, however, cover only about half of advanced neuroendocrine tumor patients.

The table below shows a summary of the clinical trials that we have completed or are in planning for surufatinib in neuroendocrine cancer patients. Our Phase Ib study in planning for the United States and Europe will also include expansion cohorts to explore surufatinib in patients with biliary tract cancer and sarcoma.

Clinical Trials of Surufatinib in Neuroendocrine Tumors

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	SANET-ep: Non-pancreatic NET	China	III	Met primary endpoint; NDA accepted	NCT02588170
Surufatinib monotherapy	SANET-p: Pancreatic NET	China	III	Met primary endpoint;	NCT02589821
Preparing NDA
Surufatinib monotherapy	NETs; BTC and soft tissue sarcoma	US/EU	Ib	US/EU Ph.II/III registration study	NCT02549937
in planning

Notes:     NET = neuroendocrine tumor; and BTC = biliary tract cancer

SANET-ep study; Phase III study of surufatinib monotherapy in non-pancreatic neuroendocrine tumors (Status: met primary endpoint; NDA granted priority review; NCT02588170)

In 2015, we initiated the SANET-ep study, which is a Phase III study in China in patients with grade 1 and 2 advanced non-pancreatic neuroendocrine tumors. In this study, patients were randomized at a 2:1 ratio to receive either an oral dose of 300 mg of surufatinib or a placebo once daily on a 28-day treatment cycle. The primary endpoint was progression-free survival, with secondary endpoints including objective response rate, disease control rate, time to response, duration of response, overall survival, safety and tolerability.

A 198-patient interim analysis was conducted on SANET-ep in mid-2019, leading the independent data monitoring committee to determine that it had met the pre-defined primary endpoint of progression-free survival and should be stopped early. The positive results of this trial were highlighted in an oral presentation at the 2019 European Society for Medical Oncology Congress. Median progression-free survival per investigator assessment was 9.2 months for patients treated with surufatinib, as compared to 3.8 months for patients in the placebo group (HR 0.334; 95% CI: 0.223, 0.499; p<0.0001). Efficacy was also supported by a blinded independent image review committee assessment. Surufatinib was well-tolerated in this study and the safety profile is consistent with observations in prior clinical studies. CTC grade 3 or above adverse events in this study with greater than 5% incidence were hypertension (36%), proteinuria (19%) and anemia (7%).

SANET-ep Clearly Succeeded in Meeting Primary Endpoint of Progression-Free Survival

Surufatinib: 9.2 months (95% CI 7.4, 11.1)
Placebo: 3.8 months (95% CI 3.7, 5.7)
HR = 0.334 (95% CI 0.223, 0.499); p < 0.0001
Probability of Progression-free Survival
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32
Time (Months)

Notes:    P-value is obtained from the stratified one-sided log-rank test; Hazard ratio is obtained from stratified Cox model; CI = confidence interval; and HR = hazard ratio.

Source:  Xu J, Shen L, Zhou Z, et al. Efficacy and safety of surufatinib in patients with well-differentiated advanced extrapancreatic neuroendocrine tumors (NETs): results from the randomized phase III study (SANET-ep). Annals of Oncology (2019) 30 (suppl_5): v851-v934. doi:10.1093/annonc/mdz394.

In late 2019, the NMPA granted priority review status to the NDA for surufatinib in non-pancreatic neuroendocrine tumors. We believe the benefit of surufatinib as a monotherapy to patients with non-pancreatic neuroendocrine tumors in China could be significant as compared to the minimal treatment alternatives currently available to them.

SANET-p study; Phase III study of surufatinib monotherapy in pancreatic neuroendocrine tumors (Status: met primary endpoint early; NCT02589821)

In 2016, we initiated the SANET-p study, which is a Phase III study in China in patients with low- or intermediate-grade, advanced pancreatic neuroendocrine tumors. In this study, patients are randomized at a 2:1 ratio to receive either an oral dose of 300 mg of surufatinib or a placebo once daily on a 28-day treatment cycle. The primary endpoint is progression-free survival, with secondary endpoints including objective response rate, disease control rate, time to response, duration of response, overall survival, safety and tolerability.

In early 2020, an interim analysis was conducted on SANET-p, leading the independent data monitoring committee to recommend that the study stop early as the pre-defined primary endpoint of progression-free survival had already been met. Following the success of SANET-p, we now plan to arrange a pre-NDA meeting with the NMPA and will prepare for NDA submission in this indication. The results of this study will be submitted for presentation at a scientific conference in mid-2020.  We believe the benefits of surufatinib as a monotherapy to the approximately 23,400 new patients with pancreatic neuroendocrine tumors in China in 2018 could be significant as compared to the treatment alternatives currently available to them.

Phase Ib/IIa study of surufatinib monotherapy in second-line pancreatic neuroendocrine tumors (Status: enrolling; NCT02549937)

We are conducting a multi-center, open-label, Phase Ib clinical study to evaluate the safety, tolerability and pharmacokinetics of surufatinib in U.S. patients, which established the U.S. recommended Phase II dose to be 300 mg, the same as that in China. Preliminary data presented at the 2019 European Society for Medical Oncology Congress showed promising anti-tumor activity with an objective response rate of 13.3% and disease control in 73.3% of the 15 heavily treated pancreatic NET patients. Surufatinib was well tolerated with a safety profile consistent with our China studies.

The FDA granted surufatinib orphan drug designation for the treatment of pancreatic neuroendocrine tumors in November 2019. We are now in regulatory consultations in the United States, Europe and Japan to explore potential registration pathway on the basis of the two positive China Phase III studies (SANET-ep and SANET-p). These consultations are expected to be completed in mid-2020. We target to initiate the global clinical studies required to support NDA submission during 2020.

Biliary Tract Cancer

Biliary tract cancer (also known as cholangiocarcinoma) is a heterogeneous group of rare malignancies arising from the biliary tract epithelia. Gemzar, a type of chemotherapy, is the currently approved first-line therapy for biliary tract cancer patients, with median survival of less than 12 months for patients with unresectable or metastatic disease at diagnosis. As a result, this is a major unmet medical need for patients who have progressed on chemotherapy. There is currently no standard of care for these patients. Surufatinib may offer a new targeted treatment option in this tumor type. The table below shows a summary of the clinical studies that we have underway for surufatinib in biliary tract cancer patients.

Clinical Trial of Surufatinib in Biliary Tract Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	Chemotherapy refractory BTC	China	Ib/II	Enrollment complete	NCT02966821
Surufatinib monotherapy	Chemotherapy refractory BTC	China	II/III	Enrolling	NCT03873532

Note:    Chemotherapy refractory = resistant to prior chemotherapy treatment; BTC = biliary tract cancer.

Phase II/Ib surufatinib monotherapy in chemotherapy refractory biliary tract cancer – China (Status: enrollment complete; NCT02966821)

In early 2017, we began a Phase Ib/II proof-of-concept study in patients with biliary tract cancer and expect to submit the results of this study for publication during 2020. Preliminary efficacy led us to begin the Phase II/III study discussed below.

Phase IIb/III study of surufatinib monotherapy in second line biliary tract cancer (Status: enrollment complete; NCT03873532)

In early 2019, we initiated a registration-intent Phase IIb/III study comparing surufatinib with capecitabine in patients with unresectable or metastatic biliary tract cancer whose disease progressed on first-line chemotherapy. The primary endpoint is overall survival, and we expect to conduct an interim analysis for futility in 2020.

Surufatinib Combinations with Checkpoint Inhibitors

The table below shows a summary of the clinical trials that we have underway or in planning for surufatinib in combination with checkpoint inhibitors.

Clinical Trials of Surufatinib with Checkpoint Inhibitors

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib and Tuoyi (PD-1)	Solid tumors (eight indications)	China	II	Enrolling	NCT03879057
Surufatinib and Tuoyi (PD-1)	Solid tumors	U.S.	I	In planning	TBD
Surufatinib and Tyvyt (PD-1)	Solid tumors	China	I	In planning	TBD

Note:    TBD = to be determined.

In late 2018, we entered into a global collaboration with Junshi to evaluate the combination of surufatinib with Tuoyi. We have completed a Phase I dose-finding study and will submit results for presentation at an upcoming scientific conference. A Phase II study is enrolling patients in a number of solid tumor indications in China, and a Phase Ib/II study is in planning and expected to be initiated in the U.S. in 2020.

In late 2019, we expanded our global collaboration agreement with Innovent to evaluate the safety and efficacy of Tyvyt in combination with surufatinib.

Exploratory development

We are conducting multiple Phase Ib expansion cohorts in the United States to explore the use of surufatinib in biliary tract cancer and soft tissue sarcoma. In China, we intend to support investigator-initiated studies in multiple solid tumor settings.

4.    HMPL-523 Syk Inhibitor

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

However, many pharmaceutical and biotechnology companies had experienced difficulties in developing a safe and efficacious Syk-targeted drug. For example, the development of the Syk inhibitor Tavalisse for rheumatoid arthritis was one such failed program, although clear efficacy was observed in Phase II and Phase III trials. The main problem was off-target toxicities associated with poor kinase selectivity, such as hypertension and severe diarrhea. Therefore, we believe that kinase selectivity is critical to a successful Syk inhibitor. In addition, Tavalisse was designed as a prodrug in order to improve solubility and oral absorption. A prodrug is medication administered in a pharmacologically inactive form which is converted to an active form once absorbed into circulation. The rate of the metabolism required to release the active form can vary from patient to patient, resulting in large variation in active drug exposures that can impact efficacy. We believe HMPL-523 offers important advantages over intravenous monoclonal antibody immune modulators in rheumatoid arthritis in that small molecule compounds clear the system faster, thereby reducing the risk of infections from sustained suppression of the immune system.

Mechanism of Action

Targeting the B-cell signaling pathway is emerging as a potential means to treat both hematological cancer and immunological diseases. Inhibiting PI3Kδ and BTK, two kinases found along the B-cell signaling pathway, has proven to have clinical efficacy in hematological cancers, with three breakthrough therapies having been recently approved by the FDA. Syk is a key kinase upstream to PI3Kδ and BTK within the B-cell signaling pathway and therefore thought to be an important target for modulating B-cell signaling.

The B-cell Signaling Pathway

B-Cell Receptor
CD79
A
B
LYN
SYK
PI3Kδ
PIP2
PIP3
BTK
AKT
mTOR
PLCγ2
PKCβ
Cell Membrane
TNFα
TNFα Receptor
TNF receptor associated factors (TRAFs)
IKK
NF-κB
IL-6 Receptor
JAK1
JAK2
STAT
STAT
Pro-inflammatory cytokines

Notes:    This graphic is a highly simplified representation of the B-cell signaling pathways, which are each composed of a signaling cascade of the multiple kinases indicated in the graphic. Signaling from the B-cell receptor through the cascade, in simple terms, triggers an immune response, including tumor cell activation, proliferation, survival and migration.

Source:  Company.

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

Syk, a target for oncology

In hematological cancer, we believe Syk is a high potential target. In hematopoietic cells, Syk is recruited to the intracellular membrane by activated membrane receptors like B-cell receptors or another receptor called Fc and then binds to the intracellular domain of the receptors. Syk is activated after being phosphorylated by certain kinases and then further induces downstream intracellular signals including B-cell linker, PI3Kδ, BTK and Phospholipase C-y2 to regulate B-cell proliferation, growth, differentiation, homing, survival, maturation, and immune responses. Syk not only involves the regulation of lymphatic cells but also signal transduction of non-lymphatic cells such as mast cells, macrophages, and basophils, resulting in different immunological functions such as degranulation to release immune active substances, leading to immunological reaction and disease. Therefore, regulating B-cell signal pathways through Syk is expected to be effective for treating lymphoma.

The high efficacy and successful approvals of both Imbruvica (developed by AbbVie Inc. and approved for use in China), a BTK inhibitor, and Zydelig (developed by Gilead and not approved currently for use in China), a PI3Kδ inhibitor, are evidence that modulation of the B-cell signaling pathway is critical for the effective treatment of B-cell malignancies. Syk is upstream of both BTK and PI3Kδ, and we believe it could deliver the same outcome as Imbruvica and Zydelig, assuming no unintentional toxicities are derived from Syk inhibition. Entospletinib, a Syk inhibitor developed by Gilead, reported promising Phase II study results in late 2015 with a nodal response rate of 65% observed in chronic lymphocytic leukemia and small lymphocytic lymphoma. Nodal response is defined as a greater than 50% decrease from baseline in the sum of lymph node diameters. Gilead has also reported that entospletinib demonstrated a nodal response rate of 44% in an exploratory clinical study in chronic lymphocytic leukemia patients previously treated with Imbruvica and Zydelig, thereby indicating that Syk inhibition has the potential to overcome resistance to Imbruvica and Zydelig. Takeda reported similarly strong signs of efficacy for their TAK-659 Phase I dose escalation study in lymphoma, which was also published in late 2015.

HMPL-523 Research Background

The threshold of safety for a Syk inhibitor in chronic disease is extremely high, with no room for material toxicity. The failure of Tavalisse in a global Phase III registration study in rheumatoid arthritis provided important insights for us in the area of toxicity. While Tavalisse clearly showed patient benefit in rheumatoid arthritis, a critical proof-of-concept for Syk modulation, it also caused high levels of hypertension which is widely believed to be due to the high levels of off-target KDR inhibition. In addition, Tavalisse has also been shown to strongly inhibit the Ret kinase, and in pre-clinical trials it was demonstrated that inhibition of the Ret kinase was associated with developmental and reproductive toxicities.

The requirement for Syk kinase activity in inflammatory responses was first evaluated with Tavalisse, which was co-developed by AstraZeneca/Rigel Pharmaceuticals, Inc. In 2013, AstraZeneca announced results from pivotal Phase III clinical trials that Tavalisse statistically significantly improved ACR20 (a 20% improvement from baseline based on the study criteria) response rates of patients inadequately responding to conventional disease-modifying anti-rheumatic drugs and a single anti-TNFa (a key pro-inflammatory cytokine involved in rheumatoid arthritis pathogenesis) antagonist at 24 weeks, but failed to demonstrate statistical significance in comparison to placebo at 24 weeks. As a result, AstraZeneca decided not to proceed.

Tavalisse was also in trials for B-cell lymphoma and T-cell lymphoma. It demonstrated some clinical efficacy in diffused large B-cell lymphoma patients with an objective response rate of 22%. Entospletinib has features of high potency and good selectivity toward kinases. However, while the Phase II study discussed above showed that it had significant efficacy in patients with chronic lymphocytic leukemia and small lymphocytic lymphoma, its poor solubility and permeability into intestinal epithelial cells resulted in unsatisfactory oral absorption and a great variation of individual drug exposure. In addition, entospletinib shows some inhibition of the CYP3A4, CYP2D6, and CYP1A2 enzymes involved in the metabolism of certain drugs, and therefore their inhibition could increase the risk of drug-to-drug interaction when used in combined therapy.

HMPL-523 Pre-clinical Evidence

The safety profile of HMPL-523 was evaluated in multiple in vitro and in vivo pre-clinical trials under good laboratory practice guidelines and found to be well tolerated following single dose oral administration. Toxic findings were seen in repeat dose animal safety evaluations in rats and dogs at higher doses and found to be reversible. These findings can be readily monitored in the clinical trials and fully recoverable upon drug withdrawal. The starting dose in humans was suggested to be 5 mg. This dose level is approximately 5% of the human equivalent dose extrapolated from the pre-clinical “no observed adverse event levels,” which is below the 10% threshold recommended by FDA guidelines.

HMPL-523 Clinical Trials

As discussed below, we currently have various clinical trials of HMPL-523 ongoing in Australia, the United States, Europe and China as a monotherapy. The table below shows a summary of the clinical trials that we have underway for HMPL-523.

Current Clinical Trials of HMPL-523

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL‑523 monotherapy	Indolent non-Hodgkin's lymphoma	Australia	Ib	Enrolling	NCT02503033
HMPL‑523 monotherapy	Multiple subtypes of B cell malignancies	China	Ib	Enrolling	NCT02857998
HMPL‑523 monotherapy	Indolent non-Hodgkin's lymphoma	US/EU	I	Enrolling	NCT03779113
HMPL‑523 monotherapy	Immune thrombocytopenia purpura	China	I	Enrolling	NCT03951623

Phase Ib studies of HMPL-523 in indolent non-Hodgkin’s lymphoma and multiple subtypes of B cell malignancies (Status: enrolling; NCT02503033/NCT02857998)

In early 2016, we initiated a Phase I dose escalation study of HMPL-523 in Australia and have completed seven dose cohorts. A Phase I study in China began in early 2017 and has now completed five dose cohorts. In both Australia and China, we have established both efficacious once daily and twice daily dose regimens. Since early 2018, we have been increasing the number of active clinical sites, now totaling 18, in Australia and China to support a large dose expansion program in a broad range of hematological cancers with over 190 patients now enrolled. We expect these Phase I/Ib data to inform registration study decisions in China in 2020.

Phase I study of HMPL-523 in indolent non-Hodgkin’s lymphoma (Status: enrolling; NCT03779113)

Based on extensive proof-of-concept clinical data in China and Australia, we have now initiated a Phase I/Ib study in the United States and Europe. Patient enrollment is underway.

Phase I/Ib study of HMPL-523 in patients with immune thrombocytopenia (Status: enrolling)

In mid-2019, we initiated a Phase I study of HMPL-523 in patients with immune thrombocytopenia purpura. Immune thrombocytopenia purpura is an autoimmune disorder characterized by low platelet count and an increased bleeding risk. Despite availability of several treatments with differing mechanisms of action, a significant proportion of patients develop resistance to treatment and are prone to relapse. In addition, there is a significant population of patients who have limited sensitivity to currently available agents and are in need of a new approach to treatment.

The study is a randomized, double-blinded, placebo-controlled Phase Ib clinical trial investigating the safety, tolerability, pharmacokinetics and preliminary efficacy of HMPL-523 in adult patients with immune thrombocytopenia purpura. The primary endpoint is the number of patients with any adverse event. The secondary endpoints are maximum plasma concentration, area under the concentration-time curve in a selected time interval, and rate of clinical remission at week eighty. The trial is comprised of a dose escalation stage and a dose expansion stage. Approximately 50 to 60 patients are expected to be enrolled.

5.    HMPL-689 PI3Kδ Inhibitor

HMPL-689 is a novel, highly selective and potent small molecule inhibitor targeting the isoform PI3Kδ, a key component in the B-cell receptor signaling pathway. We have designed HMPL-689 with superior PI3Kδ isoform selectivity, in particular to not inhibit PI3K-g (gamma), offering advantages over Zydelig to minimize the risk of serious infection caused by immune suppression. HMPL-689’s strong potency, particularly at the whole blood level, also allows for reduced daily doses to minimize compound related toxicity, such as the high level of liver toxicity observed with the first-generation PI3Kδ inhibitor Zydelig. HMPL-689’s pharmacokinetic properties have been found to be favorable with good oral absorption, moderate tissue distribution and low clearance in pre-clinical pharmacokinetic studies. We also expect that HMPL-689 will have low risk of drug accumulation and drug-to-drug interaction.

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

There are multiple sub-families of PI3K kinases, and PI3Kδ is a lipid kinase that, through a series of intermediate processes, controls the activation of several important signaling proteins, including the serine/threonine kinase AKT. In most cells, AKT is a key PI3Kδ affector that regulates cell proliferation, carbohydrate metabolism, cell motility and apoptosis and other cellular processes. Upon an antigen binding to B-cell receptors, PI3Kδ can be activated through the Lyn and Syk signaling cascade.

Aberrant B-cell function has been observed in multiple immunological diseases and B-cell mediated malignancies. Therefore, PI3Kδ is considered to be a promising target for drugs that aim to prevent or treat hematologic cancer, autoimmunity and transplant organ rejection and other related inflammation diseases.

HMPL-689 Pre-clinical Evidence

Compared to other PI3Kδ inhibitors, HMPL-689 shows higher potency and selectivity.

Enzyme Selectivity (IC50, in nM) of HMPL-689 Versus Competing PI3Kδ Inhibitors; This Shows HMPL-689 is Approximately Five-fold More Potent than Zydelig on Whole Blood Level and, unlike Copiktra, does not Inhibit PI3K-g.

Enzyme IC50 (nM)	HMPL‑689	Zydelig	Copiktra	Aliqopa
PI3Kδ	0.8 (n = 3)	2	1	0.7
PI3Kγ (fold vs. PI3Kδ)	114 (142x)	104 (52x)	2 (2x)	6.4 (9x)
PI3Kα (fold vs. PI3Kδ)	>1,000 (>1,250x)	866 (433x)	143 (143x)	0.5 (1x)
PI3Kδ human whole blood CD63+	3	14	15	n/a
PI3Kβ (fold vs. PI3Kδ)	87 (109x)	293 (147x)	8 (8x)	3.7 (5x)

Source:  Company.

HMPL-689 Clinical Development

The table below shows a summary of the clinical studies for HMPL-689.

Clinical Trials of HMPL-689

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	US/EU	I/Ib	Enrolling	NCT03786926
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	China	Ib	Enrolling	NCT03128164

Phase Ib study of HMPL-689 in patients with Indolent non-Hodgkin’s lymphoma (Status: enrolling; NCT03128164)

Our Phase I/Ib study of HMPL-689 in China has successfully established a Phase II dose and has now expanded into multiple sub-categories of indolent non-Hodgkin’s lymphoma. We expect these Phase I/Ib data to inform registration study decisions in China in 2020.

Phase I/Ib study of HMPL-689 in patients with Indolent non-Hodgkin’s lymphoma (Status: enrolling; NCT03786926)

In September 2019, we initiated an international Phase I/Ib study of HMPL-689 in patients with relapsed or refractory lymphoma. The international clinical study, with sites in the United States and Europe, is a multi-center, open-label, two-stage study, including dose escalation and expansion, investigating the effects of HMPL-689 administered orally to patients with relapsed or refractory lymphoma. The primary outcome measures are safety and tolerability. Secondary outcomes include pharmacokinetic measurements and preliminary efficacy such as objective response rate.

6.    HMPL-453 FGFR Inhibitor

Mechanism of Action

FGFR belongs to a subfamily of receptor tyrosine kinases. Four different FGFRs (FGFR1-4) and at least 18 ligand FGFs constitute the FGF/FGFR signaling system. Activation of the FGFR pathway through the phosphorylation of various downstream molecules ultimately leads to increased cell proliferation, migration and survival. FGF/FGFR signaling regulates a wide range of basic biological processes, including tissue development, angiogenesis, and tissue regeneration. Given the inherent complexity and critical roles in physiological processes, dysfunction in the FGF/FGFR signaling leads to a number of developmental disorders and is consistently found to be a driving force in cancer. Deregulation of the FGFR can take many forms, including receptor amplification, activating mutations, gene fusions, and receptor isoform switching, and the molecular alterations are found at relatively low frequencies in most tumors. The incidence of FGFR aberrance in various cancer types is listed in the table below.

Common FGFR Alterations in Certain Tumor Types

	Gene amplification	Gene translocation	Gene mutation
FGFR1	Lung squamous (7-15%)	Lung squamous (n/a)	Gastric (4%)
	H&N squamous (10-17%)	Glioblastoma (n/a)	Pilocytic astrocytoma
	Esophageal squamous (9%)	Myeloproliferative	(5-8%)
	Breast (10-15%)	syndrome (n/a)
Breast (n/a)
FGFR2	Gastric (5-10%)	Intra-hepatic biliary tract	Endometrial (12-14%)
	Breast (5-10%)	cancer (14%)	Lung squamous (5%)
Breast (n/a)
FGFR3	Bladder (3%)	Bladder (3-6%)	Bladder (60-80% NMIBC;
	Salivary adenoid cystic (n/a)	Lung squamous (3%)	15-20% MIBC)
	Breast (1%)	Glioblastoma (3-7%)	Cervical (5%)
Myeloma (15-20%)

Notes:    H&N = head and neck; NMIBC = non-muscle invasive bladder cancer; MIBC = muscle invasive bladder cancer; and n/a = data not available.

Source:  M. Touat et al., “Targeting FGFR Signaling in Cancer,” Clinical Cancer Research (2015); 21(12); 2684-94

HMPL-453 Research Background

We noted a growing body of evidence has demonstrated the oncogenic potential of FGFR aberrations in driving tumor growth, promoting angiogenesis, and conferring resistance mechanisms to oncology therapies. Targeting the FGF/FGFR signaling pathway has therefore attracted attention from biopharmaceutical companies and has become an important exploratory target for new anti-tumor target therapies.

Currently, FGFR monoclonal antibodies, FGF ligand traps and small molecule FGFR tyrosine kinase inhibitors are being evaluated in clinical trials and by regulatory authorities for marketing authorization. These recently approved and late stage molecules provided substantial proof-of-concept with regard to anti-tumor efficacy and pharmacodynamic markers of effective FGFR pathway inhibition. In April 2019, Johnson & Johnson received FDA approval for Balversa in the United States for the treatment of bladder cancer in patients who have susceptible FGFR3 or FGFR2 genetic alterations and experienced disease progression during or after at least one line of chemotherapy. Further studies are either in progress or planning. In 2019, Incyte applied for marketing authorization in the United States and Europe for pemigatinib for the treatment of cholangiocarcinoma, with further studies in progress for additional solid tumor indications. Late stage studies are underway for futibatinib (Taiho, a subsidiary of Otuska), derazantinib (Basilea), and BGJ-398 (QED Therapeutics).

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

HMPL-453 Pre-clinical Evidence

HMPL-453 is a potential best-in-class, highly selective and potent, small molecule that targets FGFR 1/2/3 with an IC50 in the low nanomolar range. Its good selectivity was revealed in the screening against 292 kinases. HMPL-453 exhibited strong anti-tumor activity that correlated with target inhibition in tumor models with abnormal FGFR activation.

HMPL-453 has good pharmacokinetic properties characterized by rapid absorption following oral dosing, good bioavailability, moderate tissue distribution and moderate clearance in all pre-clinical animal species. HMPL-453 was found to have little inhibitory effect on major cytochrome P450 enzymes, indicating low likelihood of drug-to-drug interaction issues.

HMPL-453 Clinical Development

The table below shows a summary of the clinical trials that we have recently completed and underway for HMPL-453.

Clinical Trials of HMPL-453

The table below shows a summary of our clinical studies for HMPL-453.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-453 monotherapy	Solid tumors	China	I	Enrollment completed	NCT03160833
HMPL-453 monotherapy	Advanced malignant mesothelioma	China	II	Initiating	NCT04290325

Phase I HMPL-453 monotherapy in solid tumors–China (Status: enrollment complete; NCT03160833)

In June 2017, we initiated a Phase I clinical trial of HMPL-453 in China. This Phase I study is a multi-center, single-arm, open-label, two-stage study to evaluate safety, tolerability, pharmacokinetics and preliminary efficacy of HMPL-453 monotherapy in patients with solid tumors harboring FGFR genetic alterations. The dose-escalation stage is currently enrolling patients to further evaluate safety, tolerability and pharmacokinetics as well as preliminary anti-tumor efficacy at the recommended Phase II dose. This stage will enroll primarily cancer patients harboring FGFR dysregulated tumors, including those with advanced bladder cancer, advanced cholangiocarcinoma and other solid tumors. For this second stage, the primary endpoint is objective response rate, with secondary endpoints including duration of response, disease control rate, progression-free survival, overall survival and safety.

Phase I HMPL-453 monotherapy in advanced malignant mesothelioma–China (Status: initiating; NCT04290325

We are initiating a single-arm, multi-center, open-label Phase II study, evaluating the efficacy, safety and pharmacokinetics of HMPL-453 in patients with advanced malignant mesothelioma that failed at least one line of systemic therapy.

7.   HMPL-306

HMPL-306 is a novel small molecule dual-inhibitor of IDH1 and 2 enzymes. IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among acute myeloid leukemia patients. The NMPA has approved our IND application for HMPL-306, and we expect to begin Phase I development in mid-2020.

8.    Epitinib EGFR Inhibitor

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

Our strategy has been to create targeted therapies in the EGFR area that would go beyond the already approved EGFRm+ non-small cell lung cancer patient population to address certain areas of unmet medical needs that represent significant market opportunities, including: (i) brain metastasis and/or primary brain tumors with EGFRm+, which we seek to address with epitinib; and (ii) tumors with EGFR gene amplification or EGFR overexpressed, which we seek to address with theliatinib as discussed below.

Epitinib Pre-clinical Evidence

Pre-clinical trials and orthotopic brain tumor models have shown that epitinib demonstrated brain penetration and efficacy superior to that of current globally marketed EGFRm+ inhibitors such as Iressa and Tarceva. In orthotopic brain tumor models, epitinib demonstrated good brain penetration, efficacy and pharmacokinetic properties as well as a favorable safety profile.

Epitinib Clinical Development

The table below shows a summary of the clinical trials that we have recently completed and underway for epitinib.

Clinical Trials of Epitinib

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Epitinib monotherapy	Glioblastoma	China	Ib/II	Enrolling	NCT03231501
Epitinib monotherapy	EGFR-mutation NSCLC with brain metastasis	China	Ib	Completed	NCT02590952

Note:    NSCLC = non-small cell lung cancer.

Phase Ib/II epitinib monotherapy in glioblastoma (Status: enrolling; NCT03231501)

Glioblastoma is the most aggressive of the gliomas, which are tumors that arise from glial cells or their precursors within the central nervous system. Glioblastoma is classified as grade IV under the World Health Organization grading of central nervous system tumors, and is the most common brain and central nervous system malignancy, accounting for about half of such tumors according to the Cancer Genome Atlas Research Network. The standard of care for treatment is surgery, followed by radiotherapy and chemotherapy. Median survival is approximately 15 months, and the five-year overall survival rate is 6%. There are currently no target therapies approved for glioblastoma.

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

Phase Ib epitinib monotherapy in non-small cell lung cancer, EGFRm+ with brain metastasis–China (Status: completed; NCT02590952)

In this Phase Ib study, a total of 33 non-small cell lung cancer patients were treated. All responses occurred in EGFR tyrosine kinase inhibitor treatment naïve patients resulting in an objective response rate of 62% and in the 11 EGFR tyrosine kinase inhibitor naïve patients who also had measurable brain metastasis (lesion diameter>10 mm per RECIST 1.1) with a 64% objective response rate. Furthermore, when patients with MET gene amplification were excluded, epitinib’s objective response rate increased to 68% in the EGFR tyrosine kinase inhibitor treatment naïve patients and 70% of those patients who also had measurable brain metastasis. Epitinib was well tolerated with treatment related adverse events in the dose expansion stage CTC grade 3 or above with greater than 10% incidence were elevations in alanine transaminase (19%), elevations in gamma-glutamyltransferase (11%), and aspartate transaminase (11%). In late 2016 we presented this encouraging efficacy data at the World Conference on Lung Cancer.

As the market landscape in EGFRm+ non-small cell lung cancer has become substantially more competitive, we have suspended further development in this population.

9.    Theliatinib EGFR Inhibitor

Like epitinib, theliatinib (also known as HMPL-309) is a novel small molecule EGFR inhibitor. Tumors with wild-type EGFR activation, for instance, through gene amplification or protein over-expression, are less sensitive to EGFR tyrosine kinase inhibitors such as Iressa and Tarceva due to sub-optimal binding affinity. Theliatinib was designed with strong affinity to the wild-type EGFR kinase and has demonstrated five to ten times the potency than Tarceva in pre-clinical trials. This holds importance because tumors with wild-type EGFR activation have been found to be less sensitive to current EGFR inhibitors and is notable in certain cancer types such as esophageal cancer, where 15-28% have EGFR gene amplification and 50-70% have EGFR overexpressed. As a result, we believe that theliatinib could potentially be more effective than existing EGFR tyrosine kinase inhibitor products and benefit patients with tumor types with a high incidence of wild-type EGFR activation. We currently retain all rights to theliatinib worldwide.

Theliatinib Pre-clinical Evidence

EGFR is overexpressed in a significant proportion of epithelium-derived carcinomas, which are cancers that begin in a tissue that lines the inner or outer surfaces of the body. Theliatinib inhibits the epidermal growth factor-dependent proliferation of cells at nanomolar concentrations. Of most interest is the strong binding affinity to wild-type EGFR enzyme demonstrated by theliatinib. The data indicated that upon withdrawal of the drug, the EGFR phosphorylation rapidly returns to higher levels for Iressa and Tarceva, while EGFR phosphorylation remained low for theliatinib after drug withdrawal, suggesting theliatinib may demonstrate a sustained target occupancy or “slow-off” characteristic due to strong binding.

Theliatinib Clinical Development

In September 2017, new clinical data were presented at the Annual Meeting of the Chinese Society of Clinical Oncology. Results showed that doses up to 500 mg once daily were determined to be safe and well-tolerated, with no dose-limiting toxicities and no clear maximum tolerated dose. Pharmacokinetic exposure increased with dose, with a 300 mg once daily or more considered to be sufficient to inhibit EGFR phosphorylation. Among the 21 patients that received 120 mg to 500 mg once daily, there were only four treatment-emergent adverse events of grade >3: gastrointestinal bleeding, decreased white blood cell count, anemia or decreased platelet count (1/21 = 5% each). There were no incidences of grade >3 rash or diarrhea. Among seven esophageal cancer patients, five had measurable lesions and could be evaluated for response. All five had stable disease. Of the efficacy evaluable patients in the 120 mg to 500 mg cohorts, 44% (8/18) had stable disease after 12 weeks.

Although we observed efficacy, primarily in the form of stable disease or short duration response, we have decided that it does not warrant continued development of theliatinib monotherapy in esophageal cancer at this time. We now plan to look at alternative uses of theliatinib and could consider the potential for use in combinations with immunotherapy.

Overview of Our Collaborations

Collaborations and joint ventures with corporate partners have provided us with significant funding and access to our partners’ scientific, development, regulatory and commercial capabilities. Our current oncology collaborations focus on savolitinib (collaboration with AstraZeneca) and fruquintinib (collaboration with Eli Lilly). Our collaboration partners fund a significant portion of our research and development costs for drug candidates developed in collaboration with them. In addition, we receive upfront payments upon our entry into these collaboration arrangements and upon the achievement of certain development milestones for the relevant drug candidate. We have received upfront payments, equity contributions and milestone payments totaling approximately $158.5 million mainly from our collaborations with AstraZeneca and Eli Lilly as of December 31, 2019. In return, our collaboration partners are entitled to a significant proportion of any future revenue from our drug candidates developed in collaboration with them, as well as a degree of influence over the clinical development process for such drug candidates.

AstraZeneca

In December 2011, we entered into an agreement with AstraZeneca under which we granted to AstraZeneca co-exclusive, worldwide rights to develop, and exclusive worldwide rights to manufacture and commercialize savolitinib for all diagnostic, prophylactic and therapeutic uses. We refer to this agreement as the AstraZeneca Agreement. AstraZeneca paid $20.0 million upon execution of the AstraZeneca Agreement and agreed to pay royalties and additional amounts upon the achievement of development and sales milestones. Under the original terms of the AstraZeneca Agreement, we and AstraZeneca agreed to share the development costs for savolitinib in China, with AstraZeneca being responsible for the development costs for savolitinib in the rest of the world. Based on savolitinib showing early clinical benefit as a highly selective MET inhibitor in a number of cancers, in August 2016 we and AstraZeneca amended our global licensing, co-development, and commercialization agreement for savolitinib whereby we agreed to contribute up to $50 million, spread primarily over three years, to the joint development costs of the global pivotal Phase III study in patients with MET-driven papillary renal cell carcinoma. As of December 31, 2019, we had received $24.9 million in milestone payments in addition to approximately $36.1 million in reimbursements for certain development costs. We may potentially receive future clinical development and first sales milestones payments for clinical development and initial sales of savolitinib, plus significant further milestone payments based on sales. AstraZeneca also reimburses us for certain development costs. Subject to approval of savolitinib in papillary renal cell carcinoma, under the amended AstraZeneca Agreement, AstraZeneca is obligated to pay us increased tiered royalties from 14% to 18% annually on all sales made of any product outside of China, which represents a five percentage point increase over the original terms. After total aggregate sales of savolitinib have reached $5 billion, this royalty will step down over a two year period, to an ongoing royalty rate of 10.5% to 14.5%. AstraZeneca is also obligated to pay us a fixed royalty of 30% on all sales made of any product in China.

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

Eli Lilly paid a $6.5 million upfront fee following the 2013 execution of the Eli Lilly Agreement, and agreed to pay royalties and additional amounts upon the achievement of development and regulatory approval milestones. As of December 31, 2019, Eli Lilly had paid us $37.2 million in milestone payments in addition to approximately $51.3 million in reimbursements for certain development costs.

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

Nestlé Health Science

In November 2012, we entered into a joint venture agreement with Nestlé Health Science to form Nutrition Science Partners. The objective of Nutrition Science Partners was to develop, manufacture and commercialize HMPL-004/HM004-6599, a drug candidate designed to treat ulcerative colitis and Crohn’s Disease, and to identify, develop, manufacture and commercialize products in gastrointestinal indications. In December 2019, we acquired Nestlé Health Science’s 50% shareholding in Nutrition Science Partners for approximately $8.1 million, representing the cash balance at that time. Nutrition Science Partners currently has no operating activity, and we are evaluating development options for HMPL-004/HM004-6599.

Our Commercial Platform

Our Commercial Platform is a large-scale, high-performance drug marketing and distribution platform covering over 330 cities and towns in China with approximately 3,500 sales personnel as of December 31, 2019. Built over the past 19 years, it has been focused on two main business areas—our strategically important Prescription Drugs business and our Consumer Health business.

Prescription Drugs Business

Our Prescription Drugs division is primarily conducted through the following two joint ventures in which we nominate management and run the day-to-day operations:

Shanghai Hutchison Pharmaceuticals

Shanghai Hutchison Pharmaceuticals primarily engages in the manufacture and sale of prescription drug products originally contributed by our joint venture partner, as well as third-party prescription drugs with a focus on cardiovascular medicine. Shanghai Hutchison Pharmaceuticals’ proprietary products are sold under the “Shang Yao” brand, literally meaning “Shanghai pharmaceuticals,” a trademark that has been used for over 40 years in the pharmaceutical retail market, primarily in Eastern China. In early 2019, Shanghai Hutchison Pharmaceuticals was awarded the 2018 State Scientific and Technological Progress Award – Second Prize, which was presented by President Xi Jinping, Premier Li Keqiang and other state leaders of the PRC at the National Science and Technology Awards Ceremony. This award was one of only two such awards given that year to studies in the botanical drug industry.

As of December 31, 2019, Shanghai Hutchison Pharmaceuticals had a commercial team of about 2,300 medical sales representatives allowing for the promotion and scientific detailing of our products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China. Shanghai Hutchison Pharmaceuticals’ factory holds 74 drug product manufacturing licenses and is operated by about 540 manufacturing staff.

Its key product is She Xiang Bao Xin pills, a vasodilator for the long-term treatment of coronary artery and heart disease and for rapid control and prevention of acute angina pectoris, a form of chest pain. There are over one million deaths due to coronary artery disease per year in China. SXBX pill is the third largest botanical prescription drug in this indication in China, with market share in January to October 2019 of 18.0% (2018: 17.0%) nationally and 51.0% (2018: 48.0%) in Shanghai. She Xiang Bao Xin pills’ sales represented 88% of all Shanghai Hutchison Pharmaceuticals sales in 2019.

She Xiang Bao Xin pills were first approved in 1983 and subsequently enjoyed 23 proprietary commercial protections under the prevailing regulatory system in China. In 2005, Shanghai Hutchison Pharmaceuticals was able to attain “Confidential State Secret Technology” status protection, as certified by China's Ministry of Science and Technology and State Secrecy Bureau, which extended proprietary protection in China until late 2016, and it is in the process of renewing this protection. Shanghai Hutchison Pharmaceuticals holds an invention patent in China covering its formulation, which extends proprietary protection through 2029. SXBX pill is one of less than two dozen proprietary prescription drugs represented on China’s National Essential Medicines List, which means that all Chinese state-owned health care institutions are required to carry it. SXBX pill is fully reimbursed in all of China.

Shanghai Hutchison Pharmaceuticals is also the exclusive co-promoter of Merck Serono’s bisoprolol fumarate tablets, sold under the Concor trademark, in nine provinces, markets that contain about 600 million people. Concor was the number two beta-blocker in China in 2019. Shanghai Hutchison Pharmaceuticals's cardiovascular medical sales team provides detailing for Concor alongside its She Xiang Bao Xin pills on a fee-for-service basis.

Shanghai Hutchison Pharmaceuticals manufactures its products at its 78,000 square meter production facility located in Feng Pu district outside the center of Shanghai.

Hutchison Sinopharm

In 2014, we commenced operating Hutchison Sinopharm, a consolidated joint venture in collaboration with Sinopharm. Based in Shanghai, Hutchison Sinopharm focuses on providing logistics services to, and distributing and marketing prescription drugs in China. As of December 31, 2019, Hutchison Sinopharm had a dedicated team of over 200 commercial staff focused on two key areas of operation—a commercial team that markets over 700 third-party prescription drug products directly to over 360 public and private hospitals in the Shanghai region and through a network of 50 distributors to cover all other provinces in China and a second commercial team that markets our Zhi Ling Tong infant nutrition brand in over 8,000 outlets in China.

Since early 2015, Hutchison Sinopharm had been the exclusive marketing agent for Seroquel tablets in China. In June 2018, AstraZeneca sold and licensed its rights to Seroquel to Luye Pharma Group, Ltd., including its rights in China. The terms of our agreement with AstraZeneca were assigned to Luye Pharma Hong Kong Ltd., or Luye HK. In May 2019, we received a notice from Luye HK purporting to terminate our agreement. We believe that Luye HK has no basis for termination and have commenced legal proceedings to enforce our rights under the agreement.

During 2019, we began building an in-house oncology commercial sales and marketing team at Hutchison Sinopharm to support the launch of certain of our innovative oncology drugs, if approved. This team has grown to approximately 140 commercial sales and marketing staff. As we prepare for the potential launch of surufatinib for the treatment of non-pancreatic neuroendocrine tumors in China, we intend to expand this team to approximately 300 to 350 staff by mid-2020.

Consumer Health Business

Our Consumer Health business is a profitable business, focusing primarily on the manufacture, marketing and distribution of over-the-counter pharmaceutical products. Our Consumer Health business is primarily conducted through our non-consolidated joint venture Hutchison Baiyunshan and also includes the operations of our consolidated joint venture, Hutchison Hain Organic, and our consolidated susbidiaries, Hutchison Healthcare and Hutchison Consumer Products.

Hutchison Baiyunshan

Hutchison Baiyunshan’s “Bai Yun Shan” brand is a market-leading household-name, established over 40 years ago and is known by the majority of Chinese consumers. As of December 31, 2019, Hutchison Baiyunshan held 185 registered drug licenses in China, of which 11 are in active production. In addition to about 1,000 manufacturing staff in Guangdong and Anhui provinces, Hutchison Baiyunshan has a commercial team of about 900 sales staff that covers the national retail pharmacy channel in China.

Hutchison Baiyunshan’s key products are two generic over-the-counter therapies:

●	Fu Fang Dan Shen tablets—generic over-the-counter drugs for the treatment of chest congestion and angina pectoris to promote blood circulation and relieve pain, which represented approximately 22% of the sales of Hutchison Baiyunshan in 2019; and
●	Banlangen granules—for the treatment of viral flu, fever, and respiratory tract infections which represented approximately 30% of the sales of Hutchison Baiyunshan in 2019.

Hutchison Baiyunshan's products are mainly manufactured in-house at facilities in Guangzhou, Guangdong province and Bozhou, Anhui province. Third-party contract manufacturers are also used. Hutchison Baiyunshan also operates cultivation sites through its subsidiaries for growing the herbs used in its over-the-counter products in Heilongjiang province in China. In addition, Hutchison Baiyunshan generates revenue by supplying raw materials produced by its cultivation operations to its collaboration partner, Guangzhou Pharmaceuticals.

Hutchison Baiyunshan sells its products directly to regional distributors across China who on-sell to local distributors, hospitals and clinics, pharmacies and other retailers, and employs its own sales representatives at a local level to market its products and promote over-the-counter sales to retailers.

Hutchison Baiyunshan is in the process of negotiating the return of its land use rights for the approximately 30,000 square meter unused plot of land in Guangzhou, which has been listed for sale as part of the Guangzhou municipal government's urban redevelopment scheme plan since 2016. We expect the sale process to be completed in steps over the next 12 months.

Hutchison Hain Organic

Hutchison Hain Organic is a joint venture with Hain Celestial, a Nasdaq-listed, natural and organic food and personal care products company. Hutchison Hain Organic distributes a broad range of over 500 imported organic and natural products. Pursuant to its joint venture agreement, Hutchison Hain Organic has rights to manufacture, market and distribute Hain Celestial’s products within nine Asian territories. We believe the key strategic product for Hutchison Hain Organic is Earth’s Best organic baby products, a leading brand in the United States. Hutchison Hain Organic’s other products are distributed to hypermarkets, specialty stores and other retail outlets in Hong Kong, China and across seven other territories in Asia mainly through third-party local distributors, including retail chains owned by affiliates of CK Hutchison.

Hutchison Healthcare

Hutchison Healthcare is our wholly owned subsidiary and is primarily engaged in the manufacture and sale of health supplements. Hutchison Healthcare’s major product is Zhi Ling Tong DHA capsules, a health supplement made from algae DHA oil for the promotion of brain and retinal development in babies and young children, which is distributed by Hutchison Sinopharm.

The majority of Hutchison Healthcare’s products are contract manufactured at a dedicated and certified manufacturing facility operated by a third party and distributed to hospital pharmacies, specialty stores and drugstore chains.

Hutchison Consumer Products

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

Savolitinib

While there are currently no approved selective MET inhibitors on the market, there are several MET inhibitors currently undergoing regulatory review, or clinical trials for the treatment of renal cell carcinoma, non-small cell lung cancer and gastric cancer such as Cabometyx (cabozantinib) (VEGFR/MET/Ret inhibitor approved for renal cell carcinoma and in development for non-small cell lung cancer), tepotinib (MET inhibitor in development for non-small cell lung cancer), capmatinib (MET inhibitor in development for non-small cell lung cancer NDA filed in the US and Japan for initial indication), telisotuzumab / telisotuzumab vedotin (MET inhibitor in development for non-small cell lung cancer), MP0250 (vascular endothelial growth factor A/HGF inhibitor in development for non-small cell lung cancer), glesatinib (MET and Axl tyrosine kinase inhibitor in development for non-small cell lung cancer), JNJ-61186372 (VEGFR/MET inhibitor in development for non-small cell lung cancer), AMG 337 (MET kinase inhibitor in development for stomach cancer) and glumetinib (MET kinase inhibitor in Phase I development in China). Xalkori (ALK, ROS1 and MET inhibitor marketed for non-small cell lung cancer) is a multi-kinase inhibitor that less selectively inhibits MET. Merestinib (MST1R, FLT3, AXL, MERTK, TEK, ROS1, DDR1/2, MKNK1/2 and MET inhibitor in development for non-small cell lung cancer) is also a multi-kinase inhibitor.

Fruquintinib

Approved VEGF inhibitors on the market for the treatment of colorectal cancer include Avastin (anti-VEGF monoclonal antibody), Cyramza (anti-VEGFR2 monoclonal antibody), Stivarga (VEGFR/TIE2 inhibitor) and Zaltrap (ziv-aflibercept) (VEGF inhibitor). Cyramza is approved for the treatment of non-small cell lung cancer and gastric cancer. Avastin is approved for non-small cell lung cancer and Ofev (nintedanib) is approved for adeno-non-small cell lung cancer in Europe. In addition, Inlyta and Caprelsa (vandetanib) use a similar mechanism of action as the VEGF inhibitors on the market and are currently being studied for the treatment of colorectal cancer. Other VEGFR inhibitors being developed for the treatment of non-small cell lung cancer include Cabometyx, Lenvima (lenvatinib), lucitanib and Caprelsa. VEGFR inhibitors being developed for the treatment of gastric cancer include dovitinib, telatinib and Stivarga. In China, Aitan (apatinib) has been approved for the treatment of third-line gastric cancer and Focus-V (anlotinib) has been approved for the treatment of third-line non-small cell lung cancer.

Surufatinib

Sutent (VEGFR inhibitor) and Afinitor (mTOR inhibitor) have been approved for the treatment of pancreatic neuroendocrine tumors. Somatuline Depot (Lanreotide) is a growth hormone release inhibitor that has been approved for the treatment of gastroenteropancreatic neuroendocrine tumors. Sandostatin (octreotide) is a growth hormone and insulin-like growth factor-1 inhibitor that has also been approved for neuroendocrine tumors. Lutathera (Lu-dotatate), a somatostatin receptor targeting radiotherapy, has been approved by the FDA for the treatment of somatostatin receptor positive gastroenteropancreatic neuroendocrine tumors. Furthermore, small molecules, monoclonal antibodies and radiotherapies are being developed for the treatment of neuroendocrine tumors. Compounds undergoing development for neuroendocrine tumors include Inlyta (axitinib, tyrosine kinase inhibitor), Vargatef (nintedanib, a tyrosine kinase inhibitor), milciclib (tyrosine kinase inhibitor) and Zybrestat (fosbretabulin, a microtubule/tubulin inhibitor being studied for thyroid cancer). Cometriq (an additional brand name for cabozantinib) has been marketed for thyroid cancer and is being studied for neuroendocrine tumors. In addition, Avastin is an anti-VEGF monoclonal antibody being studied for neuroendocrine tumors.

HMPL-523 and HMPL-689

There has been extensive research on oral small-molecule Syk inhibitors due to the major unmet medical need in inflammation and oncology. However, many Syk inhibitors have failed in the development stage due to their off-target toxicity as a result of lower kinase selectivity and possibly poor pharmacokinetic properties. The only small molecule drug candidate targeting Syk specifically has been approved to date is Tavalisse for the treatment of chronic immune thrombocytopenia. GS-9876 is a Syk inhibitor currently in clinical studies for Sjogren’s syndrome and lupus. Syk inhibitors currently in clinical studies for hematological cancers include entospletinib, cerdulatinib and mivavotinib.

Zydelig is a PI3Kδ inhibitor that has been approved for the treatment of relapsed follicular lymphoma, small lymphocytic lymphoma as a monotherapy and for the treatment of chronic lymphatic leukemia in combination with Rituxan. Copiktra (duvelisib, PI3K-δ/γ dual inhibitor) has been approved for relapsed/refractory chronic lymphocytic leukemia/small lymphocytic lymphoma and follicular lymphoma as a monotherapy. Aliqopa (copanlisib, pan-PI3K inhibitor) also has been approved for relapsed follicular lymphoma as a monotherapy. In addition, several drug candidates that inhibit PI3Kδ are in clinical development for hematological cancers, including umbralisib, parsaclisib, ACP 319, ME-401 and YY-20394.

In addition, Janus tyrosine kinase, or JAK, inhibitors such as Xeljanz (tofacitinib JAK-3 inhibitor, marketed for rheumatoid arthritis and in development for ulcerative colitis, Crohn’s disease and myelofibrosis), Jakafi (ruxolitinib, JAK-1/2 inhibitor, marketed for myelofibrosis and in development for acute myelogenous leukemia), Olumiant (baricitinib, JAK-1/2 inhibitor marketed for rheumatoid arthritis), filgotinib (JAK-1 inhibitor in development for rheumatoid arthritis, ulcerative colitis and Crohn’s disease) and upadacitinib (JAK-1 inhibitor in development for rheumatoid arthritis, Crohn’s disease, ulcerative colitis, atopic dermatitis, psoriatic arthritis and axial SpA); Bruton’s tyrosine kinase, or BTK, inhibitors such as Imbruvica (ibrutinib), Calquence (acalabrutinib), Brukinsa (zanubrutinib) and tirabrutinib are marketed or in development for various hematological cancers; and TNFα inhibitors marketed for rheumatoid arthritis, such as Enbrel, Remicade, Humira and Cimzia, are also expected to be potential competitors of HMPL-523 or HMPL-689, where indicated for hematological cancers, if approved.

HMPL-453

To date, Balversa is the only approved therapy that specifically targets the FGFR signaling pathway, and pemigatinib is being reviewed for marketing authorization. Late stage studies are underway for futibatinib, derazantinib, and BGJ-398. Several small molecule FGFR tyrosine kinase inhibitors are in early clinical trials for solid tumors, including AZD4547, infigratinib, rogaratinib, BLU-554, Debio 1347, E7090, ASP5878, FGF401, PRN1371 and HH185. Similarly, FGFR specific monoclonal antibodies in development include B-701 and LY3076226.

HMPL-306

Tilbsovo (ivosidenib) is an approved therapy that specifically inhibits IDH1 while Idhifa (enasidenib) is an approved therapy that specifically inhibits IDH2. To date, there are no approved therapies that inhibit both IDH1 and IDH2, which could be advantageous in deferring resistance to therapy. A pan-IDH inhibitor, vorasidenib, is currently in late stage development. Other IDH inhibitors in development include BAY1436032, DS-1001b and FT-2102.

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

We believe that we compete primarily on the basis of brand recognition, pricing, sales network, promotion activities, product efficacy, safety and reliability. We believe our continued success will depend on our Prescription Drugs business’s capability to: maintain profitability of its core product, She Xiang Bao Xin pills, successfully market and distribute in-licensed products such as Concor, obtain and maintain regulatory approvals, develop drug candidates with market potential, maintain an efficient operational model, apply technologies to production lines, attract and retain talented personnel, maintain high quality standards, and effectively market and promote the products sold by our Prescription Drugs business. Key competitors for She Xiang Bao Xin pills include Tasly Holding (Compound Danshen Dropping Pill) and Shijiazhuang Yiling Pharmaceutical (Tong Xin Luo Capsule).

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

Patents

We and our joint ventures file patent applications directed to our Innovation Platform’s drug candidates and our Commercial Platform’s products in an effort to establish intellectual property positions with regard to new small molecule compounds and/or extracts of natural herbs, their compositions as well as their medical uses in the treatment of diseases. In relation to our Innovation Platform, we also file patent applications directed to crystalline forms, formulations, processes, key intermediates, and secondary uses as clinical trials for our drug candidates evolve. We file such patent applications in major market jurisdictions, including the United States, Europe, Japan and China as well as Argentina, Australia, Brazil, Canada, Chile, India, Indonesia, Israel, Mexico, Malaysia, New Zealand, Peru, the Philippines, Singapore, South Korea, Ukraine and South Africa. We do not currently in-license any patents except to the extent necessary to ensure our drug candidate fruquintinib has freedom to operate as discussed below.

Our Innovation Platform Patents

As of December 31, 2019, we had 208 issued patents, including 22 Chinese patents, 21 U.S. patents and 11 European patents, 137 patent applications pending in the above major market jurisdictions, and five pending Patent Cooperation Treaty, or PCT, patent applications relating to the drug candidates of our Innovation Platform. The intellectual property portfolios for our most advanced drug candidates are summarized below. With respect to most of the pending patent applications covering our drug candidates, prosecution has yet to commence. Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the relevant patent office is often significantly narrowed by the time when they issue, if they issue at all. We expect this to be the case for our pending patent applications referred to below.

Savolitinib— The intellectual property portfolio for savolitinib contains two patent families.

The first patent family for savolitinib is directed to novel small molecule compounds as well as methods of treating cancers with such compounds. As of December 31, 2019, we owned 45 patents in this family, including patents in China, the United States, Europe and Japan, and we had 16 patent applications pending in various other jurisdictions. Our European patent is also registered in Hong Kong. Our issued patents will expire in 2030. A patent was granted to Shanghai Xuanchuang Biotechnology Co. Ltd in September 2018 claiming a crystalline form of savolitinib but later invalidated by the China National Intellectual Property Administration in August 2019.

The second patent family is subject to confidential review by the patent authorities. With respect to this family, we have PCT, Argentina and Taiwan applications pending, each of which, if issued, would have an expiration date in 2039. This patent family is co-owned by us and AstraZeneca.

Our collaboration partner AstraZeneca is responsible for maintaining and enforcing the intellectual property portfolio for savolitinib.

Fruquintinib—The intellectual property portfolio for fruquintinib contains four patent families.

The first patent family for fruquintinib is directed to novel small molecule compounds as well as methods of treating tumor angiogenesis-related disorders with such compounds. As of December 31, 2019, we owned three U.S. patents, one Chinese patent and one Taiwanese patent in this family, each of which will expire in 2028. We also owned patents in Europe and 14 other jurisdictions expiring in 2029 and had one patent application pending in Brazil.

The second patent family is directed to crystalline forms of fruquintinib as well as methods of treating tumor angiogenesis-related disorders with such forms. As of December 31, 2019, we own two patents in China and Australia expiring on 2035 and had 22 patent applications pending in other various jurisdictions, including China, the United States, Europe and Taiwan, each of which, if issued, will each have expiration dates in 2035.

The third patent family is directed to the method of preparing one of the critical intermediates used in the manufacturing process of fruquintinib. With respect to this patent family, we have one patent application pending in China, which, if issued, will have an expiration date in 2034.

The fourth patent family is subject to confidential review by the patent authorities. With respect to this family, we have one patent application pending, which, if issued, would have an expiration date in 2038. We also have PCT, Argentina and Taiwan applications pending for this family, which, if issued, would have an expiration date in 2039.

We also in-license certain freedom-to-operate rights from AstraZeneca, which grant us non-exclusive rights within China and Hong Kong to develop and commercialize pharmaceutical compounds used in fruquintinib which are covered by one of its patents.

Surufatinib—The intellectual property portfolio for surufatinib contains four patent families.

The first patent family for surufatinib is directed to novel small molecule compounds as well as methods of treating tumor angiogenesis-related disorders with such compounds. As of December 31, 2019, in this patent family we owned one Chinese patent expiring in 2027 and 12 patents in various other jurisdictions, including the United States expiring in 2031, and Europe and Japan, each expiring in 2028. As of December 31, 2019, we also had one patent application pending in Brazil.

The second patent family is directed to the crystalline forms of surufatinib as well as methods of treating tumor angiogenesis-related disorders with such forms. As of December 31, 2019, in this patent family we owned two patents in China expiring in 2029 and 2030, respectively, and we owned 15 patents in other countries, including the United States which will expire in 2031 and Europe which will expire in 2030. As of December 31, 2019, we also had one patent application pending in Brazil.

The third patent family is directed to the formulation of a micronized active pharmaceutical ingredient used in surufatinib as well as methods of treating tumor angiogenesis-related disorders with such formulation. With respect to this patent family, we had 18 patent applications pending in various jurisdictions, including China, the U.S. and Europe as of December 31, 2019.

The fourth patent family is directed to clinical indications of surufatinib. With respect to this patent family, we have four patent applications pending in China, the U.S., Europe and Japan, which, if issued, will each have expiration dates in 2036.

HMPL-523 Syk Inhibitor—The intellectual property portfolio for HMPL-523 contains two patent families.

The first patent family is directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases, allergic diseases, cell-proliferative diseases, and immunological diseases with such compounds. As of December 31, 2019, we owned 20 patents in this family in various jurisdictions, including the United States, China and South Korea, each of which will expire in 2032. As of December 31, 2019, we also had five patent applications in this family pending in other jurisdictions.

The second patent family is directed to the salts of HMPL-523. With respect to this family, we had one patent application pending in China as of December 31, 2019, which, if issued, would have an expiration date in 2037. We also had PCT and Taiwan applications in this family, which, if issued, would have an expiration date in 2038.

HMPL-689—The intellectual property portfolio for HMPL-689 contains two patent families.

The first patent family is directed to novel small molecule compounds as well as uses of such compounds. As of December 31, 2019, we owned 11 patents in this family in various jurisdictions, including Australia and Japan, each of which will expire in 2035. As of December 31, 2019, we also had 16 patent applications pending in this family in other various jurisdictions.

The second patent family is directed to crystalline forms of HMPL-689. With respect to this family, we had one patent application pending in China as of December 31, 2019, which, if issued, would have an expiration date in 2038. We also had PCT and Taiwan applications in this family, which, if issued, would have an expiration date in 2039.

Epitinib—The intellectual property portfolio for epitinib contains three patent families.

The first patent family is directed to novel small molecule compounds as well as methods of treating cancers with such compounds. As of December 31, 2019, we owned two patents in China and Taiwan expiring in 2028, one patent in the United States expiring in 2031 and 13 patents in other jurisdictions, including Europe, each expiring in 2029. As of December 31, 2019, we also had one patent application in this family pending in Brazil.

The second patent family is directed to the salts and solvates of epitinib and crystalline forms thereof, as well as methods of treating cancers with such forms. As of December 2019, we had one patent application pending in China in this family, which, if issued, would have an expiration date in 2037. We also had 21 patent applications pending in various jurisdictions, including China, the U.S. and Europe, which, if issued, will each have expiration dates in 2038.

The third patent family is directed to the method of preparing epitinib. With respect to this family, we have three Chinese applications pending, each of which, if issued, would have an expiration date in 2037.

Theliatinib—The intellectual property portfolio for theliatinib contains four patent families.

The first patent family is directed to novel small molecule compounds as well as methods of treating cancers with such compounds. As of December 31, 2019, we owned 18 patents in this family in various jurisdictions, including China and Japan, each of which will expire in 2031. As of December 31, 2019, we also had one patent application in this family pending in Brazil. Our Chinese patent was also registered in Hong Kong and Macau.

The second patent family is directed to the crystalline forms of theliatinib as well as methods of treating cancers with such forms. As of December 31, 2019, we had two patent applications pending in China and Taiwan in this family, which, if issued, will each have expiration dates in 2037.

The third patent family is directed to the method of preparing theliatinib. With respect to this family, we have three Chinese applications pending, each of which, if issued, would have an expiration date in 2037.

The fourth patent family is directed to the salts and solvates of theliatinib and crystalline forms thereof. With respect to this family, we have one Chinese application pending, which, if issued, would have an expiration date in 2038.

HMPL-453—The intellectual property portfolio for HMPL-453 contains two patent families.

The first patent family is directed to novel small molecule compounds as well as methods of treating cancers with the compounds. As of December 31, 2019, we owned 19 patents in this family in various jurisdictions, including China, Europe, Japan and the United States, each of which will expire in 2034. As of December 31, 2019, we had six patent applications pending in other various jurisdictions.

The second patent family was filed in 2019 and is subject to confidential review by the patent authorities.

Our Commercial Platform Patents

Prescription Drugs Patents

As of December 31, 2019, our Prescription Drugs joint venture Shanghai Hutchison Pharmaceuticals had 49 issued patents and 13 pending patent applications in China, including patents for its key prescription products described below.

She Xiang Bao Xin Pills.  As of December 31, 2019, Shanghai Hutchison Pharmaceuticals held an invention patent in China directed to the formulation of the She Xiang Bao Xin pill. Under PRC law, invention patents are granted for new technical innovations with respect to products or processes. Invention patents in China have a maximum term of 20 years. This patent will expire in 2029. The “Confidential State Secret Technology” status protection on the She Xiang Bao Xin pill technology held by Shanghai Hutchison Pharmaceuticals, as certified by China’s Ministry of Science and Technology and State Secrecy Bureau, has expired, and as of December 31, 2019, Shanghai Hutchison Pharmaceuticals was in the process of renewing such protection status, and we believe our status remains unchanged during this process.

Danning Tablets.  As of December 31, 2019, Shanghai Hutchison Pharmaceuticals also held an invention patent in China directed to the formulation of the Danning tablet. This patent will expire in 2027.

Consumer Health Patents

Many of the products sold by our Consumer Health Products joint venture Hutchison Baiyunshan, including its Banlangen granules and Fu Fang Dan Shen tablets, are generic, over-the-counter products for which Hutchison Baiyunshan does not hold patents. As of December 31, 2019, Hutchison Baiyunshan had 75 issued patents and 23 pending patents in China, two PCT patents and one in Australia.

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

In addition, our joint ventures seek trademark protection in China for their Commercial Platform products. As of December 31, 2019, our joint ventures Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan owned a total of 271 trademarks in the aggregate related to products sold by them. For example, the name “Shang Yao” is a registered trademark of Shanghai Hutchison Pharmaceuticals in China for certain uses including pharmaceutical preparations. In addition, our joint venture Hutchison Baiyunshan has been granted a royal-free license to use the registered trademark “Bai Yun Shan” for a term equal to its operational period of the joint venture by Guangzhou Baiyunshan.

Raw Materials and Supplies

Raw materials and supplies are ordered based on our or our joint ventures’ respective sales plans and reasonable order forecasts and are generally available from our or our joint ventures’ own cultivation operations and various third-party suppliers in quantities adequate to meet our needs. We typically order raw materials on short-term contract or purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements.

For our Innovation Platform, the active pharmaceutical ingredient, drug product and drug substance used in our drug candidates are supplied to us from third-party vendors. Our ability to successfully develop our drug candidates, and to ultimately supply our commercial drugs in quantities sufficient to meet the market demand, depends in part on our ability to obtain the active pharmaceutical ingredient, drug product and drug substance for these drugs in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing.

We generally aim to identify and qualify multiple manufacturers to provide such active pharmaceutical ingredient, drug product and drug substance prior to submission of an NDA to the FDA and/or NMPA. We currently contract with a single supplier to manufacture and supply us with the active pharmaceutical ingredient for fruquintinib for commercial purposes. In addition, we are in the process of engaging a second supplier of such active pharmaceutical ingredient and have already validated its cGMP production processes. We have not yet entered into any purchase or supply agreement with this second supplier so we have not determined the pricing or other commercial terms of this relationship, although based on our discussions with this second supplier and our understanding of the market for this type of ingredient generally, we expect that the pricing of this second supplier will be comparable to our existing supplier. We further manage the risk of price fluctuations and supply disruptions of this active pharmaceutical ingredient by purchasing it in bulk quantities as this ingredient has a relatively long shelf life. Other than the foregoing, we do not currently have arrangements in place for a contingent or second-source supply of the active pharmaceutical ingredients, drug product or drug substance used in our drug candidates in the event any of our current suppliers of such active pharmaceutical ingredient, drug product and drug substance cease their operations for any reason, which may lead to an interruption in our production. However, to date, while we have experienced price fluctuations associated with our raw materials, we have not experienced any material disruptions in the supply of this active pharmaceutical ingredient or the other raw materials we and our joint venture partners use. See Item 3.D. “Risk Factors—Our Commercial Platform’s principal products involve the cultivation or sourcing of key raw materials including botanical products, and any quality control or supply failure or price fluctuations could adversely affect our Commercial Platform’s ability to manufacture our products and/or could materially and adversely affect our operating results.”

Quality Control and Assurance

We have our own independent quality control system and devote significant attention to quality control for the designing, manufacturing and testing of our products. We have established a strict quality control system in accordance with the NMPA regulations. Our laboratories fully comply with the Chinese manufacturing guidelines and are staffed with highly educated and skilled technicians to ensure quality of all batches of product release. We monitor in real time our operations throughout the entire production process, from inspection of raw and auxiliary materials, manufacture, delivery of finished products, clinical testing at hospitals, to ethical sales tactics. Our quality assurance team is also responsible for ensuring that we are in compliance with all applicable regulations, standards and internal policies. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance of our company and our joint ventures, Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan.

Certificates and Permits

Hutchison MediPharma (Suzhou) Limited holds a pharmaceutical manufacturing permit issued by its local regulatory authority expiring on December 31, 2020. It also holds a good manufacturing practice, or GMP, certificate issued by its local regulatory authority expiring on September 16, 2023.

Hutchison Sinopharm holds a pharmaceutical trading license issued by its local regulatory authority expiring on July 30, 2024. Hutchison Sinopharm also holds a good supply practice, or GSP, certificate issued by its local regulatory authority which expires on July 30, 2024.

Shanghai Hutchison Pharmaceuticals holds a pharmaceutical manufacturing permit from its local regulatory authorities expiring on December 31, 2020. Shanghai Hutchison Pharmaceuticals also holds three GMP certificates issued by its local regulatory authority. The three GMP certificates will expire on August 14, 2021, November 16, 2021 and December 3, 2022, respectively.

Shanghai Shangyao Hutchison Whampoa GSP Company Limited, a subsidiary of Shanghai Hutchison Pharmaceuticals, holds a pharmaceutical trading license from its local regulatory authority expiring on November 17, 2024. It also holds a GSP certificate issued by its local regulatory authority expiring on April 21, 2020.

Hutchison Baiyunshan holds a pharmaceutical manufacturing permit issued by its local regulatory authority expiring on December 31, 2020. Hutchison Baiyunshan holds three GMP certificates issued by its local regulatory authority expiring on March 18, 2020, December 21, 2020 and December 11, 2023, respectively.

Hutchison Whampoa Guangzhou Baiyunshan Pharmaceuticals Limited, a subsidiary of Hutchison Baiyunshan, holds a GSP certificate issued by its local regulatory authority expiring on October 14, 2024. It also holds a pharmaceutical trading license issued by its local regulatory authority expiring on November 5, 2024.

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

Regulatory Authorities

In the PRC, the NMPA is the authority that monitors and supervises the administration of pharmaceutical products and medical appliances and equipment as well as cosmetics. The NMPA’s predecessor, the State Drug Administration, or the SDA, was established on August 19, 1998 as an organization under the State Council to assume the responsibilities previously handled by the Ministry of Health of the PRC, or the MOH, the State Pharmaceutical Administration Bureau of the PRC and the State Administration of Traditional Chinese Medicine of the PRC. The SDA was replaced by the State Food and Drug Administration, or the SFDA, in March 2003 and was later reorganized into the China Food and Drug Administration, or the CFDA, in March 2013. On March 17, 2018, the First Session of the Thirteenth National People’s Congress approved the State Council Institutional Reform Proposal, according to which the duties of the CFDA were consolidated into the State Administration for Market Regulation, or the SAMR, and the NMPA was established under the management and supervision of the SAMR.

The primary responsibilities of the NMPA include:

●	monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment as well as cosmetics in the PRC;
●	formulating administrative rules and policies concerning the supervision and administration of cosmetics and the pharmaceutical industry; evaluating, registering and approving of new drugs, generic drugs, imported drugs and traditional Chinese medicine;
●	undertaking the standard, registration, quality and post marketing risk management of pharmaceutical products, medical appliances and equipment as well as cosmetics; and
●	examining, evaluating and supervising the safety of pharmaceutical products, medical appliances and equipment as well as cosmetics.

The MOH is an authority at the ministerial level under the State Council and is primarily responsible for national public health. Following the establishment of the SFDA in 2003, the MOH was put in charge of the overall administration of the national health in the PRC excluding the pharmaceutical industry. In March 2008, the State Council placed the SFDA under the management and supervision of the MOH. The MOH performs a variety of tasks in relation to the health industry such as establishing social medical institutes and producing professional codes of ethics for public medical personnel. The MOH is also responsible for overseas affairs, such as dealings with overseas companies and governments. In 2013, the MOH and the National Population and Family Planning Commission were integrated into the National Health and Family Planning Commission of the PRC, or the NHFPC. On March 17, 2018, the First Session of the Thirteenth National People’s Congress approved the State Council Institutional Reform Proposal, according to which the responsibilities of NHFPC and certain other governmental authorities are consolidated into the National Health Commission, or the NHC, and the NHFPC shall no longer be reserved. The responsibilities of the NHC include organizing the formulation of national drug policies, the national essential medicine system and the National Essential Medicines List and drafting the administrative rules for the procurement, distribution and use of national essential medicines.

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

Highlights of these healthcare reform policies and regulations include the following:

●	The overall objective of the reform is to establish a basic healthcare system to cover both urban and rural residents and provide the Chinese people with safe, effective, convenient and affordable healthcare services. The PRC government aims to extend basic medical insurance coverage to at least 90% of the country’s population by 2011 and increase the amount of subsidies on basic medical insurance for urban residents and rural cooperative medical insurance to RMB120 ($17.54) per person per year by 2010. By 2020, a basic healthcare system covering both urban and rural residents should be established.
●	The reforms aim to promote orderly market competition and improve the efficiency and quality of the healthcare system to meet the various medical needs of the Chinese population. From 2009, basic public healthcare services such as preventive healthcare, maternal and child healthcare and health education will be provided to urban and rural residents. In the meantime, the reforms also encourage innovations by pharmaceutical companies to eliminate low-quality and duplicative products.
●	The five key tasks of the reform from 2009 to 2011 are as follows: (1) to accelerate the formation of a basic medical insurance system, (2) to establish a national essential drug system, (3) to establish a basic healthcare service system, (4) to promote equal access to basic public healthcare services, and (5) to promote the reform of public hospitals.

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

On August 26, 2019, the Standing Committee of the National People’s Congress promulgated the amended PRC Drug Administration Law, which took effect on December 1, 2019. The amendment brought a series of changes to the drug supervision and administration system, including but not limited to the clarification of the marketing authorization holder system, pursuant to which the marketing authorization holder shall assume responsibilities for non-clinical studies, clinical trials, manufacturing and marketing, post-marketing studies, monitoring, reporting and handling of adverse reactions of the drug. The amendment also stipulated that the PRC supports the innovation of drugs with clinical value and specific or special effects on human diseases, encourages the development of drugs with new therapeutic mechanisms and promotes the technological advancement of such drugs.

According to the PRC Drug Administration Law, no pharmaceutical products may be produced without a pharmaceutical production license. A manufacturer of pharmaceutical products must obtain a pharmaceutical production license from one of NMPA’s provincial level branches in order to commence production of pharmaceuticals. Prior to granting such license, the relevant government authority will inspect the manufacturer’s production facilities, and decide whether the sanitary conditions, quality assurance system, management structure and equipment within the facilities have met the required standards.

The PRC Drug Administration Implementation Regulations promulgated by the State Council took effect on September 15, 2002 and were later amended on February 6, 2016 and March 2, 2019 to provide detailed implementation regulations for the revised PRC Drug Administration Law.

Examination and Approval of New Medicines

On July 10, 2007, the NMPA promulgated the Administrative Measures on the Registration of Pharmaceutical Products, or the Registration Measures, which became effective on October 1, 2007. Under the Registration Measures, new medicines generally refer to those medicines that have not yet been marketed in the PRC. In addition, certain marketed medicines may also be treated as new medicines if the type or application method of such medicines has been changed or new therapeutic functions have been added to such medicines. According to the Registration Measures, the approval of new medicines requires the following steps:

●	upon completion of the pre-clinical research of the new medicine, application for registration of the new medicine will be submitted to the drug regulatory authorities at the provincial level for review in formalities. If all the formality requirements are met, the drug regulatory authorities at the provincial level will issue a notice of acceptance and conduct site inspections on the research and original data of the new medicine. The drug regulatory authorities at the provincial level will subsequently issue a preliminary opinion and notify a medical examination institute to conduct a sample examination on the new medicine (if the new medicine is a biological product);
●	the drug regulatory authorities at the provincial level will then submit their preliminary opinion, inspection report and application materials to the Drug Review Center of the NMPA and notify the applicant of the progress;
●	after receiving the application materials, the Drug Review Center of the NMPA will arrange for pharmaceutical, medical or other professionals to conduct a technical review on the application materials and request for supplemental materials and explanations, if necessary. After completion of the technical review, the Drug Review Center of the NMPA will issue an opinion and submit such opinion to the NMPA, along with the application materials;
●	after receiving the technical opinion from the Drug Review Center, the NMPA will assess whether or not to grant the approval for conducting the clinical research on the new medicine;
●	after obtaining the NMPA’s approval for conducting the clinical research, the applicant may proceed with the relevant clinical research (which is generally conducted in three phases for a new medicine under the Registration Measures) at institutions with appropriate qualification:
●	Phase I refers to the preliminary clinical trial for clinical pharmacology and body safety. It is conducted to observe the human body tolerance for new medicine and pharmacokinetics, so as to provide a basis for determining the prescription plan.
●	Phase Ib or II refers to the stage of preliminary evaluation of clinical effectiveness. The purpose is to preliminarily evaluate the clinical effectiveness and safety of the medicine used on patients with targeted indication, as well as to provide a basis for determining the Phase III clinical trial research plan and the volume under the prescription plan.
●	Phase III is a clinical trial stage to verify the clinical effectiveness. The purpose is to test and determine the clinical effectiveness and safety of the medicine used on patients with targeted indication, to evaluate the benefits and risks thereof and, eventually, to provide sufficient basis for review of the medicine registration application.
●	Phase IV refers the stage of surveillance and research after the new medicines is launched. The purpose is to observe the clinical effectiveness and adverse effects of the medicine over a much larger patient population and longer time period than in Phase I to III clinical trials, and evaluate the benefits and risks when it is administered to general or special patient population in larger prescription volume;
●	after completion of the relevant clinical research, the applicant shall submit its clinical research report together with the relevant supporting documents to the drug regulatory authorities at the provincial level and shall provide raw materials of the standard products and research result on relevant standard products to the PRC National Institute for the Control of Pharmaceutical and Biological Products;

●	the drug regulatory authorities at the provincial level will then review the relevant documents in formalities. If all the formality requirements are met, the drug regulatory authorities at the provincial level will issue a notice of acceptance and within five days of notice and start conducting site inspections. The drug regulatory authorities at the provincial level will issue a preliminary opinion and then collect three samples of the new medicine (if the new medicine is not a biological product) and notify the relevant medicine examination institute to review the medicine standards;
●	the drug regulatory authorities at the provincial level will then submit their preliminary opinion, inspection report and application materials to the Drug Review Center of the NMPA and notify the applicant of the progress;
●	the medical examination institute will review the medicine standards and report its opinion to the Drug Review Center of the NMPA and send a copy of the opinion to the drug regulatory authorities at the provincial level and the applicant;
●	after receiving the application materials, the Drug Review Center of the NMPA will arrange for pharmaceutical, medical or other professionals to conduct a technical review on the application materials and request for supplemental materials and explanations, if necessary. After completion of the technical review and if all the requirements are complied with, the Drug Review Center of the NMPA will report so to the Certification Center of the NMPA and notify the applicant that it may apply to the Certification Center of the NMPA for a site inspection;
●	the applicant will apply to the Certification Center of the NMPA for a site inspection within six months after receiving the notice from the Drug Review Center of the NMPA;
●	the Certification Center of the NMPA will arrange a site inspection on the process of manufacturing samples within thirty days after the application from the applicant to ensure the feasibility of the manufacturing process. The Certification Center of the NMPA will collect a sample (three samples if the new medicine is a biological product) for the medicine examination institute to examine. The Certification Center of the NMPA will prepare an inspection report within 10 days after the site inspection and submit the report to the Drug Review Center of the NMPA;
●	the sample(s) shall be manufactured at a GMP-certified workshop. The medicine examination institute will examine the sample(s) under the reviewed medicine standards and prepare a report after completion the examination and submit the report to the Drug Review Center of the NMPA. A copy of the report will be available to the drug regulatory authorities at the provincial level and the applicant;
●	the Drug Review Center of the NMPA will form a comprehensive opinion based on the technical opinion previously received, the report onsite inspection and the result of sample examination and submit the comprehensive opinion and the application materials to the NMPA; and
●	if all the regulatory requirements are satisfied, the NMPA will grant a new drug certificate and a pharmaceutical approval number (assuming the applicant has a valid Pharmaceutical Manufacturing Permit and the requisite production conditions for the new medicine have been met).

Any applicant who is not satisfied with the NMPA’s decision to deny an application can appeal within 60 days of its receipt of the NMPA’s decision. If the applicant is dissatisfied with the result of the appeal, it may apply for an administrative review with a special committee consisting of senior officials of the NMPA or file an administrative lawsuit with a people’s court in China.

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

In addition, on December 21, 2017, the NMPA released the Opinions on Priority Review and Approval for Encouraging Drug Innovation, which further clarified that a fast track process for drug registration will be available to:

●	the following drugs with distinctive clinical value: (1) innovative drugs not sold within or outside China; (2) innovative drug transferred to be manufactured locally in China; (3) drugs using advanced technology, innovative treatment methods, or having distinctive treatment advantages; (4) traditional Chinese medicines (including ethnic medicines) with clear clinical position in treatment of serious diseases; and (5) new drugs listed in national major science and technology projects or national key research and development plans, and recognized by national clinical medicine research centers which conducted clinical trials of such drugs;
●	drugs with distinctive clinical advantages for the prevention and treatment of the following diseases: HIV, phthisis, viral hepatitis, orphan diseases, malignant tumors, children’s diseases, and characteristic and prevalent diseases in elders; and
●	drugs which have been concurrently filed with the competent drug approval authorities in the United States or European Union for marketing authorization and passed such authorities’ onsite inspections and are manufactured using the same production line in China.

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

Conditions for the application for new drug technology transfer

Applications for new drug technology transfer may be submitted prior to the expiration date of the monitoring period of the new drugs with respect to:

●	drugs with new drug certificates only; or
●	drugs with new drug certificates and drug approval numbers.

For drugs with new drug certificates only and not yet in the monitoring period, or drug substances with new drug certificates, applications for new drug technology transfer should be submitted prior to the respective expiration date of the monitoring periods for each drug registration category set forth in the new regulations and after the issue date of the new drug certificates.

Conditions for the application of drug production technology transfer

Applications for drug production technology transfer may be submitted if:

●	the transferor holds new drug certificates or both new drug certificates and drug approval numbers, and the monitoring period has expired or there is no monitoring period;
●	with respect to drugs without new drug certificates, both the transferor and the transferee are legally qualified drug manufacturing enterprises, one of which holds over 50% of the equity interests in the other, or both of which are majority-owned subsidiaries of the same drug manufacturing enterprise;
●	with respect to imported drugs with imported drug licenses, the original applicants for the imported drug registration may transfer these drugs to local drug manufacturing enterprises.

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

GMP Certificates

The Guidelines on Good Manufacturing Practices, as amended in 1998 and 2010, or the Guidelines, took effect on August 1, 1999 and set the basic standards for the manufacture of pharmaceuticals. These Guidelines cover issues such as the production facilities, the qualification of the personnel at the management level, production plant and facilities, documentation, material packaging and labeling, inspection, production management, sales and return of products and customers’ complaints. On October 23, 2003, the NMPA issued the Notice on the Overall Implementation and Supervision of Accreditation of Good Manufacturing Practice Certificates for Pharmaceuticals, which required all pharmaceutical manufacturers to apply for the GMP certificates by June 30, 2004. Those enterprises that failed to obtain the GMP certificates by December 31, 2004 would have their Pharmaceutical Manufacturing Permit revoked by the drug administrative authorities at the provincial level. On October 24, 2007, the NMPA issued Evaluation Standard on Good Manufacturing Practices which became effective on January 1, 2008. On December 1, 2019, the latest amendment of Drug Administration Law abolished GMP certificates.

Marketing Authorization Holder System

In May 2016, the State Council announced the piloting of the “marketing authorization holder” system in ten provinces in China, where the market authorization/drug license holders are no longer required to be the actual manufacturers. The “marketing authorization holder” system will allow for more flexibilities in contract manufacturing arrangements.

Under the authorization of the Standing Committee of the National People’s Congress, the State Council issued the Pilot Plan for the Drug Marketing Authorization Holder Mechanism on May 26, 2016, providing a detailed pilot plan for the marketing authorization holder system in ten provinces in China. Under the marketing authorization holder system, domestic drug research and development institutions and individuals in the pilot regions are eligible to be holders of drug registrations without having to become drug manufacturers. The marketing authorization holders may engage contract manufacturers for manufacturing, provided that the contract manufacturers are licensed and are also located within the pilot regions. Drugs that qualify for the marketing authorization holder system include: (1) new drugs (including biological products for curative uses of Class I, Class VII and biosimilars under the Administration of Drug Registration) approved after the implementation of the marketing authorization holder system; (2) generic drugs approved as Category 3 or 4 drugs under the Reform Plan for Registration Category of Chemical Medicine issued by the NMPA on March 4, 2016; (3) previously approved generics that have passed equivalence assessments against their original drugs; and (4) previously approved drugs whose licenses were held by drug manufacturers originally located within the pilot regions but have moved out of the pilot regions due to corporate mergers or other reasons.

On August 15, 2017, the NMPA issued the Circular on the Matters Relating to Promotion of the Pilot Program for the Drug Marketing Authorization Holder System, clarifying that the marketing authorization holder shall be responsible for managing the whole manufacturing and marketing chain and the whole life cycle of drugs and shall assume full legal liabilities for the non-clinical drug study, clinical trials, manufacturing, marketing and distribution and adverse drug reaction monitoring. The marketing authorization holder is permitted to entrust several drug manufacturers under the drug quality management system established by the marketing authorization holder. The marketing authorization holder shall submit a report of drug manufacturing, marketing, prescription, techniques, pharmacovigilance, quality control measures and certain other matters to the NMPA within 20 working days after the end of each year.

On December 1, 2019, the latest amendment of Drug Administration Law came into effect, marking the success of the pilot work, and the marketing authorization holder system has become a national system. Pursuant to the latest amendment, the legal representative and the key person-in-charge of a drug marketing authorization holder shall be fully responsible for the quality of drugs.

Administrative Protection and Monitoring Periods for New Drugs

According to the Registration Measures, with a view to protecting public health, the NMPA may provide for administrative monitoring periods of up to five years for new drugs approved to be manufactured, to continually monitor the safety of those new drugs.

During the monitoring period of a new drug, the NMPA will not approve any other enterprise’s application to manufacture, change the dosage of or import a similar new drug. The only exception is that the NMPA will continue to handle any application if, prior to the commencement of the monitoring period, the NMPA has already approved the applicant’s clinical trial for a similar new drug. If such application conforms to the relevant provisions, the NMPA may approve such applicant to manufacture or import the similar new drug during the remainder of the monitoring period.

The Administrative Measures Governing the Production Quality of Pharmaceutical Products, or the Administrative Measures for Production, provides detailed guidelines on practices governing the production of pharmaceutical products. A manufacturer’s factory must meet certain criteria in the Administrative Measures for Production, which include: institution and staff qualifications, production premises and facilities, equipment, hygiene conditions, production management, quality controls, product operation, maintenance of sales records and manner of handling customer complaints and adverse reaction reports.

Distribution of Pharmaceutical Products

According to the PRC Drug Administration Law and its implementing regulations and the Measures for the Supervision and Administration of Circulation of Pharmaceuticals, a manufacturer of pharmaceutical products in the PRC can only engage in the trading of the pharmaceutical products that the manufacturer has produced itself. In addition, such manufacturer can only sell its products to:

●	wholesalers and distributors holding Pharmaceutical Distribution Permits;
●	other holders of Pharmaceutical Manufacturing Permits; or
●	medical practitioners holding Medical Practice Permits.

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

A pharmaceutical distributor shall satisfy the following requirements:

●	personnel with pharmaceutical expertise as qualified according to law;
●	business site, facilities, warehousing and sanitary environment compatible to the distributed pharmaceutical products;
●	quality management system and personnel compatible to the distributed pharmaceutical products; and
●	rules and regulations to ensure the quality of the distributed pharmaceutical products.

Operations of pharmaceutical distributors shall be conducted in accordance with the Pharmaceutical Operation Quality Management Rules.

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

On December 26, 2016, the Medical Reform Office of the State Council, the National Health and Family Planning Commission, the NMPA and other five government authorities promulgated the “Two-Invoice System” Opinions, which became effective on the same date. On April 25, 2017, the General Office of the State Council further promulgated the Notice on Issuing the Key Working Tasks for Deepening the Reform of Medicine and Health System in 2017. According to these rules, a two-invoice system is encouraged to be gradually adopted for drug procurement. The two-invoice system generally requires a drug manufacturer to issue only one invoice to its distributor followed by the distributor issuing a second invoice directly to the end customer hospital. Only one distributor is permitted to distribute drug products between the manufacturer and the hospital. The system also encourages manufacturers to sell drug products directly to hospitals. Public medical institutions are required to adopt the two-invoice system, and its full implementation nationwide is targeted for 2018. Pharmaceutical manufacturers and distributors who fail to implement the two-invoice system may be disqualified from attending future bidding events or providing distribution for hospitals and blacklisted for drug procurement practices. These rules aim to consolidate drug distribution and reduce drug prices. The impact on our company is that Shanghai Hutchison Pharmaceuticals was required to restructure its distribution and logistics network and Hutchison Sinopharm began to shift its prior Seroquel distribution model to a fee-for-service model. For more details, please refer to Item 4.B. "Business Overview-Our Commercial Platform-Prescription Drugs Business."

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

There are currently no PRC laws or regulations or official interpretations, and therefore there can be no assurance, as to whether the use of “state secret” technology constitutes the “manufacturing of Chinese medicines with confidential proprietary formula” under the Catalogue. However, under the Rules on Confidentiality of Science and Technology promulgated by the State Science and Technology Commission (the predecessor of the MOST and the NAPSS) on January 6, 1995, cooperation with foreign parties or establishing joint ventures with foreign parties in respect of state secret technology is expressly allowed, provided that such cooperation has been duly approved by the relevant science and technology authorities. The establishment of Shanghai Hutchison Pharmaceuticals as a sino-foreign joint venture, including the re-registration of licenses for She Xiang Bao Xin pills in its name, was approved by the local counterpart of the MOFCOM and the Shanghai Drug Administration in 2001. Subsequently, the “Confidential State Secret Technology” status protection for She Xiang Bao Xin pills was also granted in 2005 to Shanghai Hutchison Pharmaceuticals as a sino-foreign joint venture by the MOST and NAPSS. Consequently, we believe Shanghai Hutchison Pharmaceuticals is in compliance with all applicable PRC laws and regulations governing foreign investment and “state secret” technology. Moreover, we believe that our other joint ventures and wholly-foreign owned enterprises in the PRC are also in compliance with all applicable PRC laws and regulations governing foreign investment.

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

Our drug candidates must be approved by the FDA through the NDA process before they may be legally marketed in the United States. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

●	completion of extensive pre-clinical studies, sometimes referred to as pre-clinical laboratory tests, pre-clinical animal studies and formulation studies all performed in compliance with applicable regulations, including the FDA’s good laboratory practice regulations;
●	submission to the FDA of an IND application which must become effective before human clinical trials may begin and must be updated annually;
●	IRB approval before each clinical trial may be initiated;
●	performance of adequate and well-controlled human clinical trials in accordance with study protocols, the applicable GCPs and other clinical trial-related regulations, to establish the safety and efficacy of the proposed drug product for its proposed indication;
●	preparation and submission to the FDA of an NDA;
●	a determination by the FDA within 60 days of its receipt of an NDA whether the NDA is acceptable for filing; if the FDA determines that the NDA is not sufficiently complete to permit substantive review, it may request additional information and decline to accept the application for filing until the information is provided;
●	in-depth review of the NDA by FDA, which may include review by a scientific advisory committee;
●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the active pharmaceutical ingredient and finished drug product are produced to assess compliance with the FDA’s current good manufacturing practice requirements, or cGMP;
●	potential FDA audit of the pre-clinical and/or clinical trial sites that generated the data in support of the NDA;
●	payment of user fees and FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States; and
●	compliance with any post-approval requirements, such as REMS and post-approval studies required by FDA.

Pre-clinical Studies

The data required to support an NDA is generated in two distinct development stages: pre-clinical and clinical. For new chemical entities, or NCEs, the pre-clinical development stage generally involves synthesizing the active component, developing the formulation and determining the manufacturing process, evaluating purity and stability, as well as carrying out non-human toxicology, pharmacology and drug metabolism studies in the laboratory, which support subsequent clinical testing. The conduct of the pre-clinical tests must comply with federal regulations, including good laboratory practices. The sponsor must submit the results of the pre-clinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor must resolve with the FDA any outstanding concerns or questions before the clinical trial can begin. Some long-term pre-clinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, submission of an IND does not guarantee the FDA will allow clinical trials to begin, or that, once begun, issues will not arise that could cause the trial to be suspended or terminated.

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

●	Phase I: In a standard Phase I clinical trial, the drug is initially introduced into a small number of subjects who are initially exposed to a range of doses of the drug candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, appropriate dosing, side effect tolerability and safety of the drug.
●	Phase Ib: Although Phase I clinical trials are not intended to treat disease or illness, a Phase Ib trial is conducted in patient populations who have been diagnosed with the disease for which the study drug is intended. The patient population typically demonstrates a biomarker, surrogate, or other clinical outcome that can be assessed to show “proof-of-concept.” In a Phase Ib study, proof-of-concept typically confirms a hypothesis that the current prediction of a biomarker, surrogate or other outcome benefit is compatible with the mechanism of action of the study drug.
●	Phase I/II: A Phase I and Phase II trial for the same treatment is combined into a single study protocol. The drug is administered first to determine a maximum tolerable dose, and then additional patients are treated in the Phase II portion of the study to further assess safety and/or efficacy.
●	Phase II: The drug is administered to a limited patient population to determine dose tolerance and optimal dosage required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, as well as identification of possible adverse effects and safety risks and preliminary evaluation of efficacy.
●	Phase III: The drug is administered to an expanded number of patients, generally at multiple sites that are geographically dispersed, in well-controlled clinical trials to generate enough data to demonstrate the efficacy of the drug for its intended use, its safety profile, and to establish the overall benefit/risk profile of the drug and provide an adequate basis for drug approval and labeling of the drug product. Phase III clinical trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a drug during marketing. Generally, two adequate and well-controlled Phase III clinical trials are required by the FDA for approval of an NDA. A pivotal study is a clinical study that adequately meets regulatory agency requirements for the evaluation of a drug candidate’s efficacy and safety such that it can be used to justify the approval of the drug. Generally, pivotal studies are also Phase III studies but may be Phase II studies if the trial design provides a well-controlled and reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need. Post-approval trials, sometimes referred to as Phase 4 clinical trials, are conducted after initial regulatory approval, and they are used to collect additional information from the treatment of patients in the intended therapeutic indication or to meet other regulatory requirements. In certain instances, FDA may mandate the performance of Phase 4 clinical trials.

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

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA must be accompanied by an application user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, effective through September 30, 2019, the user fee for an application requiring clinical data, such as an NDA, is $2,588,478. PDUFA also imposes a program fee for prescription human drugs $309,915. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

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

Section 505(b)(2) NDAs

NDAs for most new drug products are based on two full clinical studies which must contain substantial evidence of the safety and efficacy of the proposed new product. These applications are submitted under Section 505(b)(1) of the FDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA, which authorizes FDA to approve an NDA based on safety and effectiveness data that were not developed by the applicant. Section 505(b)(2) allows the applicant to rely, in part, on the FDA’s previous findings of safety and efficacy for a similar product, or published literature. Specifically, Section 505(b)(2) applies to NDAs for a drug for which the investigations relied upon to show that the drug is safe and effective for the intended use “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted.”

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

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug.” The Generic Drug User Fee Act (GDUFA), as reauthorized, sets forth performance goals for FDA to review standard ANDA’s within 10 months of their submission, and priority ANDA’s within 8 months of their submission if they satisfy certain requirements.

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

Breakthrough Therapy Designation

Under the provisions of the new Food and Drug Administration Safety and Innovation Act, or FDASIA, enacted by Congress in 2012, a sponsor can request designation of a drug candidate as a “breakthrough therapy,” typically by the end of the drug’s Phase II trials. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are also eligible for accelerated approval. For breakthrough therapies, the FDA may take certain actions, such as intensive and early guidance on the drug development program, that are intended to expedite the development and review of an application for approval.

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

Coverage and Reimbursement

PRC Coverage and Reimbursement

Historically, most of Chinese healthcare costs have been borne by patients out-of-pocket, which has limited the growth of more expensive pharmaceutical products. However, in recent years the number of people covered by government and private insurance has increased. According to the PRC National Bureau of Statistics, as of December 31, 2019, approximately 1.4 billion employees and residents in China were enrolled in the national medical insurance program, representing an increase of 9.8 million from December 31, 2018. The PRC government has announced a plan to give every person in China access to basic healthcare by year 2020.

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

Participants of the National Medical Insurance Program and their employers, if any, are required to contribute to the payment of insurance premiums on a monthly basis. Program participants are eligible for full or partial reimbursement of the cost of medicines included in the National Reimbursement Drug List. The Notice Regarding the Tentative Measures for the Administration of the Scope of Medical Insurance Coverage for Pharmaceutical Products for Urban Employees, jointly issued by several authorities including the Ministry of Labor and Social Security and the MOF, among others, on May 12, 1999, provides that a pharmaceutical product listed in the National Reimbursement Drug List must be clinically needed, safe, effective, reasonably priced, easy to use, available in sufficient quantity, and must meet the following requirements:

●	it is set forth in the Pharmacopoeia of the PRC;
●	it meets the standards promulgated by the NMPA; and
●	if imported, it is approved by the NMPA for import.

Factors that affect the inclusion of a pharmaceutical product in the National Reimbursement Drug List include whether the product is consumed in large volumes and commonly prescribed for clinical use in the PRC and whether it is considered to be important in meeting the basic healthcare needs of the general public.

The PRC Ministry of Labor and Social Security, together with other government authorities, has the power to determine the medicines included in the National Reimbursement Drug List, which is divided into two parts, Part A and Part B. Provincial governments are required to include all Part A medicines listed on the National Reimbursement Drug List in their provincial National Reimbursement Drug List, but have the discretion to adjust upwards or downwards by no more than 15% from the number of Part B medicines listed in the National Reimbursement Drug List. As a result, the contents of Part B of the provincial National Reimbursement Drug List may differ from region to region in the PRC.

Patients purchasing medicines included in Part A of the National Reimbursement Drug List are entitled to reimbursement of the entire amount of the purchase price. Patients purchasing medicines included in Part B of the National Reimbursement Drug List are required to pay a certain percentage of the purchase price and obtain reimbursement for the remainder of the purchase price. The percentage of reimbursement for Part B medicines differs from region to region in the PRC.

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

National Essential Medicines List

On August 18, 2009, MOH and eight other ministries and commissions in the PRC issued the Provisional Measures on the Administration of the National Essential Medicines List, which was later amended in 2015, and the Guidelines on the Implementation of the Establishment of the National Essential Medicines System, which aim to promote essential medicines sold to consumers at fair prices in the PRC and ensure that the general public in the PRC has equal access to the drugs contained in the National Essential Medicines List. MOH promulgated the National Essential Medicines List (Catalog for the Basic Healthcare Institutions) on August 18, 2009, and promulgated the revised National Essential Medicines List on March 13, 2013 and September 30, 2018. According to these regulations, basic healthcare institutions funded by government, which primarily include county-level hospitals, county-level Chinese medicine hospitals, rural clinics and community clinics, shall store up and use drugs listed in the National Essential Medicines List. The drugs listed in National Essential Medicines List shall be purchased by centralized tender process and shall be subject to the price control by the NDRC. Remedial drugs in the National Essential Medicines List are all listed in the National Reimbursement Drug List and the entire amount of the purchase price of such drugs is entitled to reimbursement.

Price Controls

According to the Pharmaceutical Administration Law and the Regulations of Implementation of the Law of the People’s Republic of China on the Administration of Pharmaceuticals, pharmaceutical products are subject to fixed or directive pricing system or to be adjusted by the market. Those pharmaceutical products included in the National Reimbursement Drug List and the National Essential Medicines List and those drugs the production or trading of which are deemed to constitute monopolies, are subject to price controls by the PRC government in the form of fixed retail prices or maximum retail prices. Manufacturers and distributors cannot set the actual retail price for any given price controlled product above the maximum retail price or deviate from the fixed retail price set by the government. The retail prices of pharmaceutical products that are subject to price controls are administered by the NDRC and provincial and regional price control authorities. From time to time, the NDRC publishes and updates a list of pharmaceutical products that are subject to price controls. According to the Notice Regarding Measures on Government Pricing of Pharmaceutical Products issued by NDRC effective on December 25, 2000, maximum retail prices for pharmaceutical products shall be determined based on a variety of factors, including production costs, the profit margins that the relevant government authorities deem reasonable, the product’s type, and quality, as well as the prices of substitute pharmaceutical products.

Further, pursuant to the Notice Regarding Further Improvement of the Order of Market Price of Pharmaceutical Products and Medical Services jointly promulgated by the NDRC, the State Council Legislative Affairs Office and the State Council Office for Rectifying, the MOH, the NMPA, the MOFCOM, the MOF and Ministry of Labor and Social Security on May 19, 2006, the PRC government exercises price control over pharmaceutical products included in the National Reimbursement Drug List and made an overall adjustment of their prices by reducing the retail price of certain overpriced pharmaceutical products and increasing the retail price of certain underpriced pharmaceutical products in demand for clinical use but that have not been produced in large quantities by manufacturers due to their low retail price level. In particular, the retail price charged by hospitals at the county level or above may not exceed 115% of the procurement cost of the relevant pharmaceutical products or 125% for Chinese herbal pieces.

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

On April 26, 2014, the NDRC issued the Notice on Issues concerning Improving the Price Control of Low Price Drugs, or the Low Price Drugs Notice, together with the LPDL. According to the Low Price Drugs Notice, for drugs with relatively low average daily costs within the current government-guided pricing scope (low price drugs), the maximum retail prices set by the government were cancelled. Within the standards of average daily costs, the specific purchase and sale prices are fixed by the producers and operators based on the drug production costs, market supply and demand and market competition. The standards of average daily costs of low price drugs are determined by the NDRC in consideration of the drug production costs, market supply and demand and other factors and based on the current maximum retail prices set by the government (or the national average bid-winning retail prices where the government does not set the maximum retail prices) and the average daily dose calculated according to the package insert. Under the Low Price Drugs Notice, the current standards for the daily cost of low price chemical pharmaceuticals and of low price traditional Chinese medicine pharmaceuticals are less than RMB3.0 ($0.43) per day and RMB5.0 ($0.71) per day respectively.

On May 4, 2015, the NDRC, the National Health and Family Planning Commission, the NMPA, MOFCOM and three other departments issued Opinions on Promoting Drug Pricing Reform. Under these opinions, beginning on June 1, 2015, the restrictions on the prices of the drugs that were subject to government pricing were cancelled except for narcotic drugs and Class I psychotropic drugs which are still subject to maximum factory prices and maximum retail prices set by the NDRC. The medical insurance regulatory authority now has the power to prescribe the standards, procedures, basis and methods of the payment for drugs paid by medical insurance funds. The prices of patented drugs are set through transparent and public negotiation among multiple parties. The prices for blood products not listed in the National Reimbursement Drug List, immunity and prevention drugs that are purchased by the Chinese government in a centralized manner, and AIDS antiviral drugs and contraceptives provided by the Chinese government for free, are set through a tendering process. Except as otherwise mentioned above, the prices for other drugs may be determined by the manufacturers and the operators on their own on the basis of production or operation costs and market supply and demand.

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

The MOH promulgated the Working Regulations of Medical Institutions for Procurement of Drugs by Centralized Tender and Price Negotiations (for Trial Implementation), or the Centralized Procurement Regulations, on March 13, 2002, and promulgated Sample Document for Medical Institutions for Procurement of Drugs by Centralized Tender and Price Negotiations (for Trial Implementation), or the Centralized Tender Sample Document in November 2001, as amended in 2010, to implement the tender process requirements and ensure the requirements are followed uniformly throughout the country. The Centralized Tender Regulations and the Centralized Tender Sample Document provide rules for the tender process and negotiations of the prices of drugs, operational procedures, a code of conduct and standards or measures of evaluating bids and negotiating prices. On January 17, 2009, the MOH, the NMPA and other four national departments jointly promulgated the Opinions on Further Regulating Centralized Procurement of Drugs by Medical Institutions. According to the notice, public medical institutions owned by the government at the county level or higher or owned by state-owned enterprises (including state-controlled enterprises) shall purchase pharmaceutical products through centralized procurement. Each provincial government shall formulate its catalogue of drugs subject to centralized procurement. Specifically, the procurement could be achieved through public tendering, online bidding, centralized price negotiations and online competition platform. Except for drugs in the National Essential Medicines List (the procurement of which shall comply with the relevant rules on National Essential Medicines List), certain pharmaceutical products which are under the national government’s special control and traditional Chinese medicines, in principle, all drugs used by public medical institutions shall be covered by the catalogue of drugs subject to centralized procurement. On July 7, 2010, the MOH and six other ministries and commissions jointly promulgated the Working Regulations of Medical Institutions for Centralized Procurement of Drugs to further regulate the centralized procurement of drugs and clarify the code of conduct of the parties in centralized drug procurement.

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

4+7 Quality Consistency Evaluation

On November 15, 2018, China’s Joint Procurement Office published its Paper on Centralized Drug Procurement in “4+7 Cities,” known as the 4+7 Quality Consistency Evaluation process, or 4+7 QCE. The 4+7 QCE initiative is aimed at driving consolidation in the fragmented generic drug market in China. The 4+7 QCE initiative began as a pilot program in 11 cities: Beijing, Tianjin, Shanghai, Chongqing, Shenyang, Dalian, Xiamen, Guangzhou, Shenzhen, Chengdu and Xi’an. Under this pilot program, the public medical institutions in these 11 cities bulk-buy certain generic drugs together, forcing companies to bid for contracts and driving down prices. The 4+7 QCE initiative is expected to gradually expand to cover more cities and drugs over the coming years.

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

The Affordable Care Act, enacted in March 2010, has had a significant impact on the health care industry. The Affordable Care Act expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, the Affordable Care Act, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program, in which, beginning in 2019, manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. The Bipartisan Budget Act of 2018 made certain changes to Medicare Part D coverage, including changing the date when the Medicare Part D coverage gap is eliminated from 2020 to 2019, sunsetting the exclusion of biosimilars from the Medicare Part D coverage gap discount program in 2019 and reallocating responsibility for discounted pricing under the Medicare Part D coverage gap discount program from third-party payors to pharmaceutical companies. In December 2017, Congress also repealed the “individual mandate,” which was an Affordable Care Act requirement that individuals obtain healthcare insurance coverage or face a penalty. This repeal could affect the total number of patients who have coverage from third-party payors that reimburse for use of our products.

On December 14, 2018, a United States District Court judge in Texas ruled that the Affordable Care Act is unconstitutional in its entirety because of Congress’s repeal of the individual mandate. On December 18, 2019, the United States Court of Appeals for the Fifth Circuit affirmed the portion of the district court’s ruling declaring the individual mandate unconstitutional and remanded for the district court to conduct analysis in the first instance on which provisions of the statute are severable from it and thus remain intact. The litigation creates additional uncertainty around the Affordable Care Act’s ultimate fate.

In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the Affordable Care Act was enacted that affect reimbursement for prescription drugs. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013, and, due to subsequent legislative amendments, will stay in effect through 2025 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Recent regulations adopted by the Centers for Medicare & Medicaid Services grant Medicare Part B plans authority to apply new cost control measures to steer patients toward lower-priced drug products prior to covering non-preferred, more expensive products. This could potentially have the result of reducing coverage of our products under Medicare Part B.

In addition, other proposed legislative and regulatory changes could affect reimbursement for prescription drugs. In January 2017, the Medicare Prescription Drug Price Negotiation Act was proposed in Congress, which would require the government to negotiate Medicare prescription drug prices with pharmaceutical companies. In October 2017, a similar bill, the Medicare Drug Price Negotiation Act of 2017 was proposed in Congress. In November 2017, the Centers for Medicare & Medicaid Services announced a Final Rule that would adjust the applicable payment rate as necessary for certain separately payable drugs and biologicals acquired under the 340B Program from average sales price plus 6% to average sales price minus 22.5%. Congress and the U.S. administration continue to evaluate other proposals that could affect third-party reimbursement for our drug candidates, if approved. In December 2019, for example, the U.S. Department of Health and Human Services and the FDA issued a proposed rule and draft guidance concerning two new pathways for importing lower-cost drugs into the United States. The proposed rule, if finalized, would allow certain prescription drugs to be imported from Canada. The draft guidance describes procedures for drug manufacturers to facilitate the importation of FDA-approved drugs and biologics manufactured abroad and originally intended for sale in a foreign country into the United States. Additionally, President Trump’s administration has proposed to establish an international pricing index that would tie domestic prices for certain drugs and biologics to the prices in other countries with more aggressive drug price regulation. Such regulatory changes could have the effect of lowering the level of coverage or reimbursement for our products under Medicare Part B.

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

Other Healthcare Laws

Other PRC Healthcare Laws

Advertising of Pharmaceutical Products

Pursuant to the Provisions for Drug Advertisement Examination, which were promulgated on March 13, 2007, effective on May 1, 2007 and subsequently amended on December 21, 2018, an enterprise seeking to advertise its drugs must apply for an advertising approval code. The validity term of an advertisement approval number for pharmaceutical drugs is one year. The content of an approved advertisement may not be altered without prior approval. Where any alteration to the advertisement is needed, a new advertisement approval number shall be obtained.

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

Pursuant to applicable PRC laws, rules and regulations, including the Social Insurance Law which became effective on July 1, 2011 and subsequently amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Security Funds which became effective on January 22, 1999 and subsequently amended on March 24, 2019, the Interim Measures concerning the Maternity Insurance which became effective on January 1, 1995 and the Regulations on Work-related Injury Insurance which became effective on January 1, 2004 and were subsequently amended on December 20, 2010, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance, and maternity insurance. If an employer fails to make social insurance contributions timely and in full, the social insurance collecting authority will order the employer to make up outstanding contributions within the prescribed time period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make social insurance registration, the social insurance collecting authority will order the employer to correct within the prescribed time period. The relevant administrative department may impose a fine equivalent to three times the overdue amount and management personnel who are directly responsible can be fined RMB500 ($73.10) to RMB3,000 ($438.60) if the employer fails to correct within the prescribed time period.

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

On February 22, 1993 the Product Quality Law of the PRC, or the Product Quality Law, was promulgated to supplement the PRC Civil Law aiming to define responsibilities for product quality, to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was amended by the Ninth National People’s Congress on July 8, 2000 and was later amended by the Eleventh National People’s Congress on August 27, 2009 and the Thirteenth National People’s Congress on December 29, 2018. Pursuant to the amended Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

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

Data Privacy and Security

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of personal health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

PRC Regulation of Foreign Currency Exchange, Offshore Investment and State-Owned Assets

PRC Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

●	Foreign Currency Administration Rules (1996), as last amended on August 5, 2008, or the Exchange Rules; and

●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

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

In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies. Based on this regulation, directors, supervisors, senior management and other employees of domestic subsidiaries or branches of a company listed on an overseas stock market who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the SAFE or its local counterparts by following certain procedures if they participate in any stock incentive plan of the company listed on an overseas stock market. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into renminbi. Our PRC citizen employees who have been granted share options have been subject to these rules due to our admission to trading on the AIM market of the London Stock Exchange and the listing of our ADSs on Nasdaq.

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

Regulation on Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

●	Company Law of the PRC (1993), as amended in 1999, 2004, 2005, 2013 and 2018;
●	Foreign Investment Law of the PRC; and
●	Implementation Rules for the Foreign Investment Law.
●	Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

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

C.    Organizational Structure

Our organizational structure is set forth above under “—A. History and Development of the Company.”

D.    Property, Plants and Equipment

We are headquartered in Hong Kong where we have our main administrative offices. Our joint ventures, Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan, operate two large-scale research and development and manufacturing facilities for which they have obtained land use rights and property ownership certificates.

Shanghai Hutchison Pharmaceuticals has a 78,000 square meter facility outside of Shanghai.

Hutchison Baiyunshan’s facility is in Guangzhou and has an aggregate site area of approximately 90,000 square meters. Hutchison Baiyunshan plans to return its land use rights for an unused portion of its Guangzhou property to the local government for cash consideration. Hutchison Baiyunshan also operates cultivation sites through its subsidiary in Heilongjiang province in China.

Our and our joint ventures’ manufacturing operations consist of bulk manufacturing and formulation, fill, and finishing activities that produce products and drug candidates for both clinical and commercial purposes. Our manufacturing capabilities have a large operation scale for our own-brand products. We and our joint ventures manufacture and sell about 4.7 billion doses of medicines a year, in the aggregate, through our well-established manufacturing base. See “—Our Commercial Platform—Prescription Drugs Business—Shanghai Hutchison Pharmaceuticals” and “—Our Commercial Platform—Consumer Health Business—Hutchison Baiyunshan” for more details on our manufacturing operations.

Please also see “—Our Commercial Platform—Our Prescription Drugs Business—Shanghai Hutchison Pharmaceuticals” and “—Our Commercial Platform—Our Consumer Health Business—Hutchison Baiyunshan” for more details on the new facilities of Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan mentioned above.

Additionally, we rent and operate a 2,107 square meter manufacturing facility for fruquintinib in Suzhou, Jiangsu Province in Eastern China, and own a 5,024 square meter facility in Shanghai which houses research and development operations. We lease 7,036 square meters of office space in Shanghai which houses Hutchison MediPharma’s management and staff.  We also lease a 2,246 square foot facility in Florham Park, New Jersey where we house our U.S.-based clinical and regulatory management and staff.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with Item 3.A. “Selected Financial Data,” our consolidated financial statements and the related notes and our non-consolidated joint ventures’ consolidated financial statements and the related notes appearing elsewhere in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. In evaluating our business, you should carefully consider the information provided under Item 3.D. “Risk Factors.” Actual results could differ materially from those projected in the forward-looking statements. The terms “company,” “Chi-Med,” “we,” “our” or “us” as used herein refer to Hutchison China MediTech Limited and its consolidated subsidiaries and joint ventures unless otherwise stated or indicated by context.

A.    Operating Results.

Overview

We are an innovative, commercial-stage biopharmaceutical company based in China aiming to become a fully integrated global leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. We conduct our business through two platforms, namely our Innovation Platform and our Commercial Platform.

Through our Innovation Platform, our team of approximately 500 scientists and staff has created and developed a deep portfolio of eight drug candidates, five of which are in global clinical development. These drug candidates are being developed to treat a wide spectrum of diseases, including solid tumors, hematological malignancies and immunological diseases which we believe may address significant unmet medical needs and represent large commercial opportunities. Many of these drugs have the potential to be first-in-class or best-in-class therapies. Our success in research and development has led to partnerships with leading global pharmaceutical companies, including AstraZeneca and Eli Lilly. We and our collaboration partners have invested over $760 million in our Innovation Platform as of December 31, 2019, with almost all of these funds used for research and development expenses for the development of our drug candidates. Net loss attributable to our company from our Innovation Platform was $51.9 million, $104.4 million and $133.2 million for the years ended December 31, 2017, 2018 and 2019, respectively.

We have also established a profitable commercial infrastructure in China to manufacture, market and distribute prescription drugs (under our Prescription Drugs business) and consumer health products (under our Consumer Health business) which together form our Commercial Platform. Net income attributable to our company generated from our Commercial Platform was $40.0 million, $43.4 million and $47.4 million for the years ended December 31, 2017, 2018 and 2019, respectively. In addition to helping to fund our Innovation Platform, we anticipate that we will be able to utilize the know-how and infrastructure from our Prescription Drugs business to support the launch of products from our Innovation Platform if they are approved by the NMPA for use in China. Our Commercial Platform also includes our Consumer Health business, which is a profitable and cash flow generating business selling primarily over-the-counter pharmaceutical products (through our non-consolidated joint venture Hutchison Baiyunshan) and a range of health-focused consumer products.

Our consolidated revenue was $241.2 million, $214.1 million and $204.9 million for the years ended December 31, 2017, 2018 and 2019, respectively. Net loss attributable to our company was $26.7 million, $74.8 million and $106.0 million for the years ended December 31, 2017, 2018 and 2019 respectively.

Basis of Presentation

Our consolidated statements of operations data presented herein for the years ended December 31, 2019, 2018 and 2017 and our consolidated balance sheet data presented herein as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements, which were prepared in accordance with U.S. GAAP, and should be read in conjunction with those statements which are included elsewhere in this annual report.

Our Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan joint ventures under our Commercial Platform and our Nutrition Science Partners joint venture under our Innovation Platform (until December 9, 2019 when it was purchased by us and became our consolidated subsidiary) are accounted for under the equity accounting method as non-consolidated entities in our consolidated financial statements, and their consolidated financial statements were prepared in accordance with IFRS as issued by the IASB and audited under auditing standards generally accepted in the U.S. and included elsewhere in this annual report.

We have two strategic business units, our Innovation Platform and our Commercial Platform, that offer different products and services. Our Commercial Platform is further segregated into the two core business areas of Prescription Drugs and Consumer Health. The presentation of financial data for our business units excludes certain unallocated costs attributed to expenses incurred by our corporate head office. For more information on our corporate structure, see Item 4.A. “History and Development of the Company.”

Factors Affecting our Results of Operations

Innovation Platform

Research and Development Expenses

We believe our ability to successfully develop innovative drug candidates through our Innovation Platform will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. As a result of this commitment, our pipeline of drug candidates has been steadily advancing and expanding, with eight clinical-stage drug candidates, five of which are in global clinical development. For more information on the nature of the efforts and steps necessary to develop our drug candidates, see Item 4.B. “Business Overview—Our Clinical Pipeline” and “Business Overview—Regulation.”

The drug candidates of our Innovation Platform are still in development, and we have incurred and will continue to incur significant research and development costs for pre-clinical studies and clinical trials. We expect that our research and development expenses will significantly increase in future periods in line with the advancement and expansion of the development of our drug candidates.

Innovation Platform expenses include:

●	employee compensation related expenses, including salaries, benefits and equity compensation expense;
●	expenses incurred for payments to CROs, investigators and clinical trial sites that conduct our clinical studies;
●	the cost of acquiring, developing, and manufacturing clinical study materials;
●	facilities, depreciation, and other expenses, which include office leases and other overhead expenses; and
●	costs associated with pre-clinical activities and regulatory operations.

Research and development costs incurred by our Innovation Platform totaled $75.5 million, $114.2 million and $138.2 million for the years ended December 31, 2017, 2018 and 2019, respectively, representing approximately 31.3%, 53.3% and 67.4% of our total consolidated revenue for the respective period. These figures do not include payments made by our collaboration partners directly to third parties to help fund the research and development of our drug candidates.

We have historically been able to fund the research and development expenses for our Innovation Platform via a range of sources, including payments received from our collaboration partners, cash flows generated from and dividend payments from our Commercial Platform, the proceeds raised from our initial public offering on the AIM market of the London Stock Exchange, our initial public offering and follow-on offerings on Nasdaq and banks borrowings.

This diversified approach to funding allows us to not depend on any one method of funding for our Innovation Platform, thereby reducing the risk that sufficient financing will be unavailable as we continue to accelerate the development of our drug candidates.

For more information on the research and development expenses incurred for the development of our drug candidates, see “—Key Components of Results of Operations—Cost of Sales and Operating Expenses—Research and Development Expenses.”

Our Ability to Commercialize Our Drug Candidates

Our ability to generate revenue from our drug candidates depends on our ability to successfully complete clinical trials for our drug candidates and obtain regulatory approvals for them in the United States, Europe, China and other major markets.

We believe that our risk-balanced strategy of focusing on drug development for novel but relatively well-characterized targets and for validated targets, in combination with our development of multiple drug candidates concurrently and testing them for multiple indications and in combinations with other drugs, enhances the likelihood that our research and development efforts will yield successful drug candidates. Nonetheless, we cannot be certain if any of our drug candidates will receive regulatory approvals. Even if such approvals are granted, we will need to thereafter establish manufacturing supply and engage in extensive marketing prior to generating any revenue from such drugs, and the ultimate commercial success of our drugs will depend on their acceptance by patients, the medical community and third-party payors and their ability to compete effectively with other therapies on the market.

As a first step towards commercialization, we have incurred a total of approximately $12.0 million in capital expenditures between 2013 and 2019 to establish a standard manufacturing (formulation) facility in Suzhou, China, which now produces commercial supplies of Elunate (the brand name for fruquintinib). During 2019, we began building an internal oncology sales team to prepare for the potential launch of surufatinib in China, if approved. However, we have no history of successfully commercializing our internally developed drug candidates, which makes it difficult to evaluate our future prospects.

The competitive environment is also an important factor with the commercial success of our potential global first-in-class products, such as savolitinib and HMPL-523, depending on whether we are able to gain regulatory approvals and quickly bring such products to market ahead of competing drug candidates being developed by other companies.

For our drug candidates where we retain all rights worldwide, which currently include surufatinib, HMPL-523, HMPL-689, epitinib, theliatinib, HMPL-453 and HMPL-306, if they remain unpartnered, we will be able to retain all the profits if any of them are successfully commercialized, though we will need to bear all the costs associated with such drug candidates. Conversely, as discussed below, for our drug candidates which are subject to collaboration partnerships, our collaboration partners provide funding for development of the drug candidates but are entitled to retain a significant portion of any revenue generated by such drug candidates.

Our Collaboration Partnerships

Our results of operations have been, and we expect them to continue to be, affected by our collaborations with third parties for the development and commercialization of certain of our drug candidates. Currently, these include savolitinib (collaboration with AstraZeneca) and fruquintinib (collaboration with Eli Lilly). In addition to providing us with clinical and regulatory support, the payments received from these collaborations have been critical to our ability to develop and quickly advance the pre-clinical and clinical studies of multiple drug candidates concurrently.

In particular, our partners cover a portion of our research and development costs for drug candidates developed in collaboration with them. For example, under our collaboration agreement with AstraZeneca, it is responsible for a significant portion of the development costs for savolitinib. However, in August 2016 we and AstraZeneca amended our collaboration agreement whereby we agreed to contribute additional funding for the research and development of savolitinib in return for a larger share of the upside if and when savolitinib is approved. Under our original collaboration agreement with Eli Lilly, it was responsible for a significant portion of all fruquintinib development costs in China. Under the terms of our December 2018 amendment to this agreement, we are responsible for all development costs for fruquintinib in new life cycle indications. We believe a material portion of such costs will be borne by third-party pharmaceutical companies, such as PD-1 manufacturers Innovent and Genor, with whom we collaborate to develop fruquintinib combination therapies in new life cycle indications.

In addition, under our licensing, co-development and commercialization agreements, we received upfront payments upon our entry into such agreements and milestone payments upon the achievement of certain development, regulatory and commercial milestones payments for our provision of research and development services for the relevant drug candidate as well as royalties and revenue from products sales of Elunate which we manufacture and sell to Eli Lilly at cost. Revenue recognized in our consolidated financial statements from such agreements with AstraZeneca and Eli Lilly totaled $26.3 million, $33.4 million and $26.3 million for the years ended December 31, 2017, 2018 and 2019, respectively. In addition, income from research and development services from both other third parties and related parties totaled $9.7 million, $7.8 million and $0.5 million for the years ended December 31, 2017, 2018 and 2019, respectively.

The achievement of milestones for our drug candidates, which is dependent on the outcome of clinical studies, is subject to a high degree of uncertainty and, as a result, we cannot reasonably estimate when we can expect to receive future milestone payments, or at all. For more information on our revenue recognition policies, see “—Critical Accounting Policies and Significant Judgments and Estimates—Revenue recognition—Innovation Platform.” If we are unable to achieve development milestones for our drug candidates or if our partners were to terminate their collaborative agreements with us, payments for research and development services could also be affected.

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

Commercial Platform

China Government Insurance Reimbursement and Drug Pricing Policies

Revenue of our Commercial Platform is affected by the sales volume and pricing of our current and future internally developed drug candidates, if approved. Eligible participants in the government-sponsored medical insurance programs in China are entitled to reimbursement for varying percentages of the cost for any medicines that are included in applicable reimbursement lists. Factors that affect the inclusion of medicines in China’s National Reimbursement Drug List and any other applicable reimbursement list may include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. For more information, see Item 4.B. “Business Overview—Coverage and Reimbursement—PRC Coverage and Reimbursement.” The inclusion of a medicine in the National Reimbursement Drug List or other applicable reimbursement lists can substantially improve the sales volume of the medicine due to the availability of third-party reimbursements; while, on the other hand, subjects it to price controls in the form of fixed retail prices or retail price ceilings, as well as periodical price adjustments by the regulatory authorities. Such price controls, especially downward price adjustments, may negatively affect the retail price of our drug candidates. On balance, we believe that, if priced appropriately, the benefit of the inclusion of our drug candidates in the National Reimbursement Drug List and other applicable reimbursement lists outweighs the cost of such inclusion. Starting on January 1, 2020, Elunate was included on China’s National Reimbursement Drug List at a 63% discount to its initial retail price, paving the way to significantly broaden access for advanced colorectal cancer patients and rapidly build penetration in China in the coming years.

Revenue of our Commercial Platform is affected by the revenue generated by our Prescription Drugs business and our non-consolidated joint venture Hutchison Baiyunshan, part of our Consumer Health business, which is directly affected by the sales volume and pricing of their own-brand prescription and over-the-counter pharmaceutical products as well as third-party pharmaceutical products. The sales volume of the products sold by these businesses is driven in part by the level of Chinese government spending on healthcare and the coverage of Chinese government medical insurance schemes, which is correlated with patient reimbursements for drug purchases, all of which have increased significantly in recent years as part of healthcare reforms in China. The sales volume of pharmaceutical products in China is also influenced by their representation on the National Reimbursement Drug List, which determines eligibility for drug reimbursement, as well as their representation on the National Essential Medicines List, which mandates distribution of drugs in China. Substantially all pharmaceutical products manufactured and sold by Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan in 2019 were capable of being reimbursed under the National Reimbursement Drug List as of December 31, 2019. In addition, among these two joint ventures an aggregate of 46 drugs, of which 11 were in active production as of December 31, 2019, have been included on the National Essential Medicines List. She Xiang Bao Xin pills, Shanghai Hutchison Pharmaceuticals’ top-selling drug, is one of the few proprietary drugs included on the National Essential Medicines List.

The National Reimbursement Drug List and the National Essential Medicines List are subject to revision by the government from time to time, and our results could be materially and adversely affected if any of our products are removed from the National Reimbursement Drug List or the National Essential Medicines List. For more information, see Item 3.D. “Risk Factors—Risks Relating to Our Commercial Platform and Sales of Our Commercial-stage Drug Candidates—Reimbursement may not be available for the products currently sold through our Commercial Platform or our drug candidates in China, the United States or other countries, which could diminish our sales or affect our profitability.”

The sale prices of certain pharmaceutical products sold by our Commercial Platform joint ventures are also subject to Chinese government’s price controls. In April 2014, the China National Development and Reform Commission, or the NDRC, announced a new Low Price Drug List, or LPDL, aimed at making certain low-price pharmaceuticals more profitable for manufacturers to produce. The LPDL established caps for the daily cost of chemical pharmaceuticals at less than RMB3.0 ($0.43) per day and of traditional Chinese medicine pharmaceuticals at less than RMB5.0 ($0.71) per day. The LPDL gives manufacturers flexibility to increase prices within the caps and exempts LPDL pharmaceuticals from hospital tenders. As of the end of 2019, Hutchison Baiyunshan’s two top-selling products, Fu Fang Dan Shen tablets and Banlangen, cost consumers RMB1.9 ($0.27) per day and RMB2.2 ($0.31) per day, respectively, and Shanghai Hutchison Pharmaceuticals’ two top-selling products, She Xiang Bao Xin pills and Danning tablets, cost RMB4.4 ($0.63) per day and RMB4.2 ($0.60) per day, respectively, each below the established caps for traditional Chinese medicine pharmaceuticals under the LPDL. As a result, we do not expect the LPDL to exert downward pressure on the pricing of these products unless the government makes significant downward adjustments to the LPDL price caps in the future.

Subject to customer demand, we have the ability to increase the prices for these products under the current LPDL price caps. For example, during 2016 we began to phase in, on a province-by-province basis, a 30% price increase for She Xiang Bao Xin pills from RMB2.7 ($0.38) per day to RMB3.5 ($0.50) per day, and in 2017 and 2018 we further increased the price to RMB4.0 ($0.57) per day to RMB4.4 ($0.63). In addition, the pricing of Shanghai Hutchison Pharmaceuticals’ prescription drugs are influenced by the outcomes of periodic provincial and municipal tender processes organized by the various provincial or municipal government agencies in China. For more information, see Item 4.B. “Business Overview—Coverage and Reimbursement—PRC Coverage and Reimbursement.”

Ability of Prescription Drugs Business to Effectively Market Own Brand and Third Party Drugs

A key component of our Commercial Platform is the extensive marketing network of our Prescription Drugs business operated by our joint ventures Shanghai Hutchison Pharmaceuticals and Hutchison Sinopharm, which includes approximately 2,400 medical sales representatives covering hospitals in over 330 cities and towns in China.  Our results of operations are impacted by the effectiveness of this network, including the ability of Shanghai Hutchison Pharmaceuticals to generate sales of She Xiang Bao Xin pills, which represented approximately 86%, 85% and 88% of its total revenue for the years ended December 31, 2017, 2018 and 2019, respectively.  In addition, in recent years Hutchison Sinopharm has been increasingly focused on providing distribution and commercialization services for prescription drugs licensed from third parties, such as Concor and we are building an oncology sales and marketing team which we plan to utilize for our internally developed drugs for which we have commercialization rights, if approved.

If the marketing efforts of these joint ventures to doctors and hospitals are not successful, our revenue and profitability may be negatively affected.  Moreover, if we are unsuccessful in marketing any third party drugs, it may adversely affect our ability to enter into commercialization arrangements on acceptable terms, gain rights to market additional third-party drugs or prevent us from expanding the geographic scope of existing arrangements.  We also have no history of commercializing our internally developed drug candidates, which makes it difficult to evaluate our future prospects.

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

Overall Economic Growth and Consumer Spending Patterns

The results of operations and growth of our Consumer Health business depend in part on continuing economic growth and increasing income and health awareness of consumers in Asia. Although economic growth in China has slowed in recent periods, it achieved an annual growth rate in real gross domestic product of approximately 5.8% in 2019 according to the International Monetary Fund. As per capita disposable income has increased, consumer spending has also increased, and consumers in China have tended to be more health conscious and to spend more on organic and natural products for their families’ health and well-being. However, if customer demand for such products does not achieve the levels we expect, whether due to slowing economic conditions, changing consumer tastes or otherwise, the results of operations and growth of our Consumer Health business could be materially and adversely affected.

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

Revenue recognition—Innovation Platform

Our Innovation Platform reportable segment principally generates revenue from license and collaboration contracts. The license and collaboration contracts generally contain multiple performance obligations including (1) the license to the commercialization rights of a drug compound and (2) the research and development services for each specified treatment indication, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

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

Revenue recognition—Commercial Platform

Our Commercial Platform reportable segment principally generates revenue from (1) sales of goods, which are the manufacture or purchase and distribution of products including drug products developed from the Innovation Platform and other consumer health products, (2) royalty revenues from license and collaboration contracts and (3) sales of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. We evaluate whether we are the principal or agent for these contracts, which include prescription drug products and consumer health products. Where we obtain control of the goods for distribution, we are the principal (i.e. recognizes sales of goods on a gross basis). Where we do not obtain control of the goods for distribution, we are the agent (i.e. recognizes provision of services on a net basis). Control is primarily evidenced by taking physical possession and inventory risk of the goods.

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

Share-based Compensation

We recognize share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the polynomial model. Determining the fair value of share options requires the use of highly subjective assumptions. This polynomial pricing model uses various inputs to measure fair value, including estimated market value of our underlying ordinary shares at the grant date, contractual terms, estimated volatility, risk-free interest rate and expected dividend yields. The assumptions in determining the fair value of share options are highly subjective and represent our best estimates, which involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, our level of share-based compensation could be materially different in the future.

We recognize share-based compensation expense in the consolidated statements of operations on a graded vesting basis over the requisite service period, and account for forfeitures as they occur.

Impairment of Long-lived Assets

We evaluate the recoverability of long-lived assets in accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets.

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets.

If such indicators exist, the first step of the impairment test is performed to assess if the carrying value of the net assets exceeds the undiscounted cash flows of the assets. If yes, the second step of the impairment test is performed in order to determine if the carrying value of the net assets exceeds the fair value. If yes, impairment is recognized for the excess.

Impairment of Goodwill

Goodwill represents the excess of the purchase price plus fair value of non-controlling interests over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. When performing an evaluation of goodwill impairment, we have the option to first assess qualitative factors, such as significant events and changes to expectations and activities that may have occurred since the last impairment evaluation, to determine if it is more likely than not that goodwill might be impaired.

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

Our quantitative fair value test uses the income method to estimate a reporting unit's fair value. The income method is based on a discounted future cash flow approach that uses the following assumptions and inputs: revenue, based on assumed growth rates; costs; and discount rates based on a reporting unit's weighted average cost of capital as determined by considering the observable weighted average cost of capital of comparable companies. Our estimates of revenue growth and costs are based on historical data, various internal estimates, and a variety of external sources. These estimates are developed as part of our routine planning process. We test the reasonableness of the inputs and outcomes of our discounted cash flow analysis against available comparable market data. A reporting unit's carrying value represents the assignment of various assets and liabilities, excluding certain assets and liabilities, such as cash and cash equivalents, short-term investments, and debt. We performed the goodwill impairment test and determined that the fair values of the reporting units exceeded their carrying values and considered that impairment was not necessary for any reporting unit.

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

Key Components of Results of Operations

Revenue

We derive our consolidated revenue primarily from (i) licensing and collaboration projects conducted by our Innovation Platform, which generates revenue in the form of upfront payments, milestone payments, payments received for providing research and development services for our collaboration projects, as well as sales of services to related parties; (ii) royalties on sales of Elunate; and (iii) the sales of goods and services by our Commercial Platform, which generates revenue from the distribution and marketing of prescription pharmaceutical products by our Prescription Drugs business and consumer health products by our Consumer Health business.

The following table sets forth the components of our consolidated revenue for the years indicated, which does not include the revenue from our Commercial Platform’s non-consolidated joint ventures, Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan. Our revenue from research and development projects for related parties is attributable to income for research and development services that we received primarily from Shanghai Hutchison Pharmaceuticals and Nutrition Science Partners, our former non-consolidated joint venture with Nestlé Health Science. Our revenue from sales to related parties is attributable to sales by our Commercial Platform to indirect subsidiaries of CK Hutchison.

	Year Ended December 31,
	2019		2018		2017
	$’000%		$’000%		$’000%
Revenue
Innovation Platform:
Services:
Collaboration R&D—third parties	15,532	7.6	17,681	8.3	16,858	7.0
R&D services—related parties	494	0.2	7,832	3.6	9,682	4.0
Other collaboration revenue:
Licensing—third parties	—	—	12,135	5.7	9,457	3.9
Subtotal	16,026	7.8	37,648	17.6	35,997	14.9
Commercial Platform:
Goods—third parties	175,990	85.9	156,234	73.0	194,860	80.8
Goods—related parties	7,637	3.7	8,306	3.9	8,486	3.5
Services—Commercialization—third parties	2,584	1.3	11,660	5.4	1,860	0.8
Royalties—third parties	2,653	1.3	261	0.1	—	—
Subtotal	188,864	92.2	176,461	82.4	205,206	85.1
Total	204,890	100.0	214,109	100.0	241,203	100.0

Our Innovation Platform’s revenue primarily comprises revenue recognized in our consolidated financial statements under licensing, co-development and commercialization agreements for upfront and milestone payments for our drug candidates developed in collaboration with AstraZeneca and Eli Lilly, as well as income from research and development services that we receive from certain of our partners, including AstraZeneca and Eli Lilly. Our Innovation Platform revenue also includes income from research and development services provided to related parties, which are not related to our licensing and collaboration agreements.

The following table sets forth the components of our consolidated revenue contributed by the two core business areas of our Commercial Platform, namely Prescription Drugs and Consumer Health, for the years indicated.

	Year Ended December 31,
	2019		2018		2017
	$’000%		$’000%		$’000%
Revenue from Commercial Platform
Prescription Drugs	154,474	81.8	136,414	77.3	166,435	81.1
Consumer Health	34,390	18.2	40,047	22.7	38,771	18.9
Total	188,864	100.0	176,461	100.0	205,206	100.0

Our Prescription Drugs business’s revenue primarily comprises revenue from the commercial services, logistics and distribution business of our consolidated Hutchison Sinopharm joint venture with Sinopharm, a leading distributor of pharmaceutical and healthcare products and a leading supply chain service provider in China. Additionally, in November 2018, we launched commercial sales of Elunate in China. The revenue we generate from Elunate is comprised of royalty revenue and revenue from the sales of Elunate to Eli Lilly which we manufacture and sell at cost. For the year ended December 31, 2019, we generated $10.8 million, of which $2.7 million was royalty revenue and $8.1 million was revenue from sales to Eli Lilly.

Hutchison Sinopharm was historically a distributor of AstraZeneca’s quetiapine tablets (under the Seroquel trademark). Under this arrangement, Hutchison Sinopharm managed the distribution and logistics for this drug and Shanghai Hutchison Pharmaceuticals marketed it. Our consolidated revenues originally reflected total gross sales of Seroquel. This began to shift, however, to a fee-for-service model in October 2017 when China started implementing a new regulatory two-invoice system. See Item 4.B “Business Overview—Regulation—Government Regulation of Pharmaceutical Product Development and Approval—PRC Regulation of Pharmaceutical Product Development and Approval—Distribution of Pharmaceutical Products.” In May 2019, our distribution of Seroquel terminated, and Shanghai Hutchison Pharmaceuticals’ medical sales team previously supporting the commercialization of Seroquel are now supporting the sales and marketing of other products.

The revenue of our Prescription Drugs business’s non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, the accounts of which are prepared in accordance with IFRS as issued by the IASB and whose revenue is not included in our consolidated revenue, was $244.6 million, $275.7 million and $272.1 million for the years ended December 31, 2017, 2018 and 2019, respectively. Shanghai Hutchison Pharmaceuticals is a joint venture with Shanghai Pharmaceuticals, a leading pharmaceuticals company in China, and primarily focuses on the manufacture and sale of prescription pharmaceutical products in China. We and Shanghai Pharmaceuticals each own 50% of this joint venture. We have the right to nominate the general manager and other management of this joint venture and run its day-to-day operations. The effect of Shanghai Hutchison Pharmaceuticals on our consolidated financial results is discussed below under “—Equity in Earnings of Equity Investees.”

Our Consumer Health business’s revenue primarily comprises revenue from sales of organic and natural products by Hutchison Hain Organic, our 50% consolidated joint venture with Hain Celestial, a Nasdaq-listed, natural and organic food and personal care products company. We consolidate the results of this joint venture into our results of operations as we own 50% of its equity and hold an additional casting vote in the event of a deadlock. Our Consumer Health business’s revenue is also comprised of revenue from sales of Zhi Ling Tong infant nutrition and other health supplement products manufactured by Hutchison Healthcare, our wholly owned subsidiary, and distributed through Hutchison Sinopharm, and certain third-party consumer products distributed and marketed by Hutchison Consumer Products, a wholly owned subsidiary.

The revenue of our Consumer Health business’s non-consolidated joint venture, Hutchison Baiyunshan, the accounts of which are prepared in accordance with IFRS as issued by the IASB and whose revenue is not included in our consolidated revenue, was $227.4 million, $215.8 million and $215.4 million for the years ended December 31, 2017, 2018 and 2019, respectively. Hutchison Baiyunshan is a joint venture with Guangzhou Baiyunshan, a leading China-based pharmaceutical company, and primarily focuses on the manufacture and distribution of over-the-counter pharmaceutical products in China. Our interest in Hutchison Baiyunshan is held through an 80%-owned subsidiary of ours, Hutchison BYS (Guangzhou) Holding Limited, which owns 50% of that joint venture, with the other 50% interest held by Guangzhou Baiyunshan. The effect of Hutchison Baiyunshan on our consolidated financial results is discussed under “—Equity in Earnings of Equity Investees.”

Cost of Sales and Operating Expenses

Cost of Sales

Our cost of sales are primarily attributable to the cost of sales of our Prescription Drugs business’s consolidated Hutchison Sinopharm joint venture and Hutchison MediPharma as well as the cost of sales of our Consumer Health business. Our cost of sales to related parties is attributable to sales by our Consumer Health business to indirect subsidiaries of CK Hutchison. The following table sets forth the components of our cost of sales attributable to third parties and related parties for the years indicated.

	Year Ended December 31,
	2019		2018		2017
	$’000%		$’000%		$’000%
Cost of Sales
Costs of goods—third parties	152,729	95.4	129,346	89.9	168,331	95.7
Costs of goods—related parties	5,494	3.4	5,978	4.2	6,056	3.4
Costs of services—third parties	1,929	1.2	8,620	5.9	1,433	0.9
Total	160,152	100.0	143,944	100.0	175,820	100.0

The following table sets forth the components of our cost of sales attributable to the two core business areas of our Commercial Platform, namely Prescription Drugs and Consumer Health, for the years indicated.

	Year Ended December 31,
	2019		2018		2017
	$’000%		$’000%		$’000%
Cost of Sales
Prescription Drugs	140,705	87.9	120,365	83.6	151,521	86.2
Consumer Health	19,447	12.1	23,579	16.4	24,299	13.8
Total	160,152	100.0	143,944	100.0	175,820	100.0

Our Prescription Drugs business’s cost of sales primarily comprises the costs of goods sold, transportation costs and costs of services incurred by Hutchison Sinopharm. It also includes the costs of goods sold and transportation costs incurred by Hutchison MediPharma.

Our Consumer Health business’s cost of sales primarily comprises the costs of goods sold by Hutchison Hain Organic, which mainly purchases its product inventory from Hain Celestial, for distribution in Asian markets, as well as the costs of goods sold, contract packing and transportation costs incurred by Hutchison Healthcare and Hutchison Consumer Products.

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

	Year Ended December 31,
	2019		2018		2017
	$’000%		$’000%		$’000%
R&D Expenses
Innovation Platform:
Clinical trial related costs	87,777	63.5	73,693	64.5	45,250	59.9
Personnel compensation and related costs	46,246	33.5	35,340	31.0	24,848	32.9
Other research and development costs	4,167	3.0	5,128	4.5	5,425	7.2
Total	138,190	100.0	114,161	100.0	75,523	100.0

The following table summarizes for the years indicated the research and development expenses incurred for the development of our main drug candidates as well as the personnel compensation and other research and development expenses incurred by our Innovation Platform.

	Year Ended December 31,
	2019		2018		2017
	$’000%		$’000%		$’000%
Savolitinib (targeting MET)	14,630	10.6	11,749	10.3	9,146	12.1
Fruquintinib (targeting VEGFR1/2/3)	19,488	14.1	17,423	15.3	15,660	20.7
Surufatinib (targeting VEGFR/FGFR1/CSF-1R)	23,809	17.2	20,996	18.4	7,726	10.2
Epitinib (targeting EGFRm+ with brain metastasis)	(1,841)	(1.3)	3,448	3.0	3,141	4.2
Theliatinib (targeting EGFR wild-type)	138	0.1	1,399	1.2	1,023	1.4
HMPL-523 (targeting Syk)	18,338	13.3	7,562	6.6	1,875	2.5
HMPL-689 (targeting PI3Kδ)	5,938	4.3	2,113	1.8	1,140	1.5
HMPL-453 (targeting FGFR)	1,948	1.4	2,082	1.8	1,558	2.1
Others and government grant	5,329	3.8	6,921	6.1	3,981	5.2
Total clinical trial related costs	87,777	63.5	73,693	64.5	45,250	59.9
Personnel compensation and related costs	46,246	33.5	35,340	31.0	24,848	32.9
Other costs	4,167	3.0	5,128	4.5	5,425	7.2
Total R&D expenses	138,190	100.0	114,161	100.0	75,523	100.0

In addition to the research and development costs shown above, the table below summarizes the research and development costs and impairment provision incurred by our former non-consolidated Nutrition Science Partners joint venture, primarily in relation to the development of our drug candidate HMPL-004/HM004-6599. The losses incurred by this joint venture during the periods indicated were reflected on our consolidated statements of operations in the equity in earnings of equity investees line item. Nutrition Science Partners did not have any operating activities for the year ended December 31, 2019. On December 9, 2019, we acquired the remaining 50% shareholding in Nutrition Science Partners from our joint venture partner for approximately $8.1 million, representing the cash balance at that time; and, therefore, Nutrition Science Partners will be included in our consolidated group in future periods. The consolidated financial statements of Nutrition Science Partners are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report. For more information on this joint venture, see “—Equity in Earnings of Equity Investees.”

	Period Ended December 9,		Year Ended December 31,
	2019		2018		2017
	$’000%		$’000%		$’000%
Nutrition Science Partners
HMPL-004/HM004-6599 related development costs	—	—	(2,420)	6.4	(1,844)	20.0
Other costs	(51)	(26)	(5,966)	15.6	(7,366)	80.0
Other income	250	126	188	(0.5)	—	—
Impairment provision	—	—	(30,000)	78.5	—	—
Profit/(loss) for the period/year	199	100	(38,198)	100.0	(9,210)	100.0
Equity in earnings of equity investee attributable to our company	100	50	(19,099)	50.0	(4,605)	50.0

We cannot determine with certainty the duration and completion costs of the current or future pre-clinical or clinical studies of our drug candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our drug candidates that obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our drug candidates. The duration, costs, and timing of clinical studies and development of our drug candidates will depend on a variety of factors, including:

●	the scope, rate of progress and expense of our ongoing as well as any additional clinical studies and other research and development activities;
●	future clinical study results;
●	uncertainties in clinical study enrollment rate;
●	significant and changing government regulation; and
●	the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a drug candidate could mean a significant change in the costs and timing associated with the development of that drug candidate.

For more information on the risks associated with the development of our drug candidates, see Item 3.D. “Risk Factors—Risks Relating to Our Innovation Platform and Development of Our Drug Candidates—All of our drug candidates, other than fruquintinib for one indication in China, are still in development. If we are unable to obtain regulatory approval and ultimately commercialize our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.”

Selling Expenses

The following table sets forth the components of our selling expenses for each of our business units for the years indicated.

	Year Ended December 31,
	2019		2018		2017
	$’000%		$’000%		$’000%
Selling Expenses
Commercial Platform:
Prescription Drugs	2,903	21.2	6,979	39.3	9,981	51.7
Consumer Health	10,821	78.8	10,757	60.7	9,341	48.3
Total	13,724	100.0	17,736	100.0	19,322	100.0

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

	Year Ended December 31,
	2019		2018		2017
	$’000%		$’000%		$’000%
Administrative Expenses
Innovation Platform	12,189	31.1	9,662	31.3	6,617	27.6
Commercial Platform:
Prescription Drugs	2,947	7.5	2,544	8.2	1,863	7.8
Consumer Health	2,345	6.0	2,020	6.5	1,640	6.8
Corporate Head Office	21,729	55.4	16,683	54.0	13,835	57.8
Total	39,210	100.0	30,909	100.0	23,955	100.0

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

Equity in Earnings of Equity Investees

We have historically derived a significant portion of our net income from our equity in earnings of equity investees, which was primarily attributable to two of our Commercial Platform’s non-consolidated joint ventures, Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan, partially offset by losses at our Innovation Platform’s former non-consolidated joint venture, Nutrition Science Partners. Our equity in earnings of equity investees (net of tax) contributed by the non-consolidated joint ventures from our Commercial Platform, Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan, was $38.2 million, $38.3 million and $40.6 million for the years ended December 31, 2017, 2018 and 2019, respectively. Equity in earnings of Shanghai Hutchison Pharmaceuticals in the year ended December 31, 2017 included one-time gains of $2.5 million, net of tax, from government subsidies paid to Shanghai Hutchison Pharmaceuticals by the Shanghai government.

Our equity in earnings of equity investees (net of tax) contributed by our Innovation Platform was losses of $4.5 million, $19.0 million and income of $0.1 million for the years ended December 31, 2017, 2018 and 2019, respectively. The losses in prior years were primarily attributable to losses at Nutrition Science Partners, which has historically incurred significant losses attributable to research and development expenses, the cost of clinical trials for the drug candidate HMPL-004/HM004-6599 and the full impairment provision of its $30.0 million intangible asset in the year ended December 31, 2018 of which our attributable portion was $15.0 million. On December 9, 2019, we acquired our joint venture partner’s 50% shareholding in Nutrition Science Partners, after which Nutrition Science Partners became our consolidated subsidiary.

Revenue of Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan are mainly affected by the sales volume and pricing of their prescription and over-the-counter pharmaceutical products.

The following table shows the revenue of these two Commercial Platform non-consolidated joint ventures for the years indicated. Nutrition Science Partners did not have revenue for any of the years presented. The consolidated financial statements of these joint ventures are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2019		2018		2017
	$’000%		$’000%		$’000%
Revenue
Commercial Platform:
Shanghai Hutchison Pharmaceuticals	272,082	55.8	275,649	56.1	244,557	51.8
Hutchison Baiyunshan	215,403	44.2	215,838	43.9	227,422	48.2
Total	487,485	100.0	491,487	100.0	471,979	100.0

The following table shows the amount of equity in earnings of equity investees (net of tax), and as a percentage of our total consolidated revenue, of our non-consolidated joint ventures for the years indicated.

	Year Ended December 31,
	2019		2018		2017
	$’000%		$’000%		$’000%
Equity in earnings of equity investees, net of tax
Innovation Platform:
Nutrition Science Partners(1)	100	0.1	(19,099)	(8.9)	(4,605)	(1.9)
Others	47	0.0	118	0.0	58	0.0
Commercial Platform:
Shanghai Hutchison Pharmaceuticals	30,654	15.0	29,884	14.0	27,812	11.5
Hutchison Baiyunshan	9,899	4.8	8,430	3.9	10,388	4.3
Total	40,700	19.9	19,333	9.0	33,653	13.9

(1)	On December 9, 2019, we acquired our joint venture partner’s 50% shareholding in Nutrition Science Partners, after which Nutrition Science Partners became our consolidated subsidiary.

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

	Year Ended December 31,
	2019		2018		2017
	$’000%		$’000%		$’000%
Revenues	204,890	100.0	214,109	100.0	241,203	100.0
Cost of sales	(160,152)	(78.2)	(143,944)	(67.2)	(175,820)	(72.9)
Research and development expenses	(138,190)	(67.4)	(114,161)	(53.3)	(75,523)	(31.3)
Selling expenses	(13,724)	(6.7)	(17,736)	(8.3)	(19,322)	(8.0)
Administrative expenses	(39,210)	(19.1)	(30,909)	(14.4)	(23,955)	(9.9)
Other income/(expense)	5,281	2.6	5,986	2.8	(119)	(0.0)
Income tax expense	(3,274)	(1.6)	(3,964)	(1.9)	(3,080)	(1.3)
Equity in earnings of equity investees, net of tax	40,700	19.9	19,333	9.0	33,653	13.9
Net loss	(103,679)	(50.6)	(71,286)	(33.3)	(22,963)	(9.5)
Net loss attributable to our company	(106,024)	(51.7)	(74,805)	(34.9)	(26,737)	(11.1)

Segment Operating Profit/(Loss)

Our segment operating profit/(loss) represents net loss before interest expenses and income tax expenses.

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

People’s Republic of China

Our subsidiaries and joint ventures incorporated in the PRC are governed by the EIT Law and regulations. Under the EIT Law, the standard EIT rate is 25% on taxable profits as reduced by available tax losses. Tax losses may be carried forward to offset any taxable profits for the following five years (ten years for those with HNTE status, with effective from 1 January 2018). Our subsidiary, Hutchison MediPharma, was granted Technology Advanced Service Enterprise status from January 1, 2010 to December 31, 2018, and has been successful in its application to renew its HNTE status from January 1, 2017 to December 31, 2019. Our non-consolidated joint ventures, Hutchison Baiyunshan and Shanghai Hutchison Pharmaceuticals, have been successful in their respective applications to renew their HNTE status from January 1, 2017 to December 31, 2019. Accordingly, these entities were subject to a preferential EIT rate of 15% for the years ended December 31, 2017, 2018 and 2019. Hutchison MediPharma (Suzhou) Limited, a wholly owned subsidiary of Hutchison MediPharma, has been successful in its application for the HNTE status in 2018 which will last three years from January 1, 2018 to December 31, 2020.

For more information, see Item 10.E. “Taxation—Taxation in the PRC.” Please also see Item. 3 “Key Information—Risk Factors—Other Risks and Risks Relating to Doing Business in China—Our business benefits from certain PRC government tax incentives. The expiration of, changes to, or our PRC subsidiaries/joint ventures failing to continuously meet the criteria for these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.”

Hong Kong

Hutchison China MediTech Limited and certain of its subsidiaries are subject to Hong Kong Profits Tax laws and regulations. In March 2018, the Hong Kong two-tiered Profits Tax rates regime was signed into law under which the first HK$2.0 million ($0.3 million) of assessable profits of qualifying corporations will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong Profits Tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.

According to the EIT Law, dividends declared after January 1, 2008 and paid by PRC foreign-invested enterprises to their non-PRC parent companies will be subject to PRC withholding tax at 10% unless there is a tax treaty between the PRC and the jurisdiction in which the overseas parent company is a tax resident and which specifically exempts or reduces such withholding tax, and such tax exemption or reduction is approved by the relevant PRC tax authorities. Pursuant to the Arrangement, if the shareholder of the PRC enterprise is a Hong Kong tax resident and directly holds a 25% or more equity interest in the PRC enterprise and is considered to be the beneficial owner of dividends paid by the PRC enterprise, such withholding tax rate may be lowered to 5%, subject to approvals by the relevant PRC tax authorities. For more information, see Item 10.E. “Taxation—Taxation in the PRC” and “Taxation—Overview of Tax Implications of Various Other Jurisdictions—Hong Kong Taxation.”

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenue decreased by 4.3% from $214.1 million for the year ended December 31, 2018 to $204.9 million for the year ended December 31, 2019, resulting from decreased revenue from our Innovation Platform.

Revenue from our Innovation Platform decreased by 57.4% from $37.6 million for the year ended December 31, 2018 to $16.0 million for the year ended December 31, 2019. The decrease was primarily due to the fact that the prior period included the milestone payment of $13.5 million that we received from Eli Lilly following the approval in September 2018 of Elunate in China for the treatment of metastatic colorectal cancer. The decrease was also due to a $7.0 million reduction in service fees from Nutrition Science Partners.

Revenue from our Commercial Platform increased by 7.0% from $176.5 million for the year ended December 31, 2018 to $188.9 million for the year ended December 31, 2019. The increase was primarily due to an increase in revenue from our Prescription Drugs business. Revenue from our Prescription Drugs business increased by 13.2% from $136.4 million for the year ended December 31, 2018 to $154.5 million for year ended December 31, 2019 primarily due to increased sales by our consolidated joint venture Hutchison Sinopharm, despite the depreciation of the renminbi against the U.S. dollar by approximately 5% between the periods (using the weighted average monthly exchange rate for the periods). The increase was also due to the $7.2 million increase in sales and royalties from the commercial sale of Elunate for the year ended December 31, 2019. Such growth was partially offset by a decrease in Seroquel revenues of $21.9 million after the discontinuation of our distribution of Seroquel in May 2019 due to the purported termination by Luye Pharma Hong Kong Ltd. of our Seroquel distribution agreement with them. See Item 4.B. “Business Overview—Our Commercial Platform—Prescription Drug Business—Hutchison Sinopharm” for further details regarding the current status of our Seroquel marketing and distribution rights.

Revenue from our Consumer Health business decreased by 14.1% from $40.1 million for the year ended December 31, 2018 to $34.4 million for the year ended December 31, 2019, which was primarily attributable to decreased sales of consumer products in Hong Kong.

Our Commercial Platform’s results of operations are affected by seasonality. For more information, see “—Factors Affecting our Results of Operations—Commercial Platform—Seasonality.”

Cost of Sales

Our cost of sales increased by 11.3% from $143.9 million for the year ended December 31, 2018 to $160.2 million for the year ended December 31, 2019. This increase was primarily due to higher costs of goods of $23.0 million due to increased sales by our Commercial Platform businesses, offset in part by a decrease in costs of services of $6.7 million due to the aforementioned discontinuation of our distribution of Seroquel. Our cost of sales increased at a higher rate than revenue from our Commercial Platform due to a decreased proportion of sales of higher margin products and services including Seroquel in 2019 compared to 2018. As a result, cost of sales as a percentage of our revenue from our Commercial Platform increased from 81.6% to 84.8% across these periods.

Research and Development Expenses

Our research and development expenses increased by 21.0% from $114.2 million for the year ended December 31, 2018 to $138.2 million for the year ended December 31, 2019, which was primarily attributable to a $14.1 million increase in payments to CROs and other clinical trial related costs and a $10.9 million increase in employee compensation related costs. These increased costs incurred by our Innovation Platform were due to a significant expansion of clinical activities and rapid organizational growth to support such expansion. In particular, this increase was attributable to the expansion of the savolitinib, fruquintinib, surufatinib, HMPL-523 and HMPL-689 development programs. As a result, research and development expenses as a percentage of our revenue increased from 53.3% to 67.4% across these periods.

Selling Expenses

Our selling expenses decreased by 22.6% from $17.7 million for the year ended December 31, 2018 to $13.7 million for the year ended December 31, 2019. This decrease was primarily due to the aforementioned discontinuation of our distribution of Seroquel. Selling expenses as a percentage of our revenue from our Commercial Platform decreased from 10.1% to 7.3% across these periods.

Administrative Expenses

Our administrative expenses increased by 26.9% from $30.9 million for the year ended December 31, 2018 to $39.2 million for the year ended December 31, 2019. This was primarily due to a $5.0 million increase in administrative expenses incurred by our corporate head office for the organizational expansion and increased professional fees associated with equity capital market transactions. There was also an increase of $2.5 million in administrative expenses incurred by our Innovation Platform, which was mainly for increased staff costs to support the expansion of our clinical activities. Administrative expenses as a percentage of our revenue increased from 14.4% to 19.1% across these periods.

Other Income

We had net other income of $6.0 million for the year ended December 31, 2018, compared to net other income of $5.3 million for the year ended December 31, 2019. The decrease was primarily due to a decline in interest income of $1.0 million from lower amounts of cash, cash equivalents and short-term investments.

Income Tax Expense

Our income tax expense decreased by 17.4% from $4.0 million for the year ended December 31, 2018 to $3.3 million for the year ended December 31, 2019 primarily due to a lower level of taxable income generated by our Commercial Platform subsidiaries.

Equity in Earnings of Equity Investees

Our equity in earnings of equity investees, net of tax, increased by 110.5% from $19.3 million for the year ended December 31, 2018 to $40.7 million for the year ended December 31, 2019. This change was primarily due to the fact that Nutrition Science Partners had no operating activity in 2019 and the prior period included the full impairment provision of Nutrition Science Partners’ intangible assets of which our attributable portion was $15.0 million.

Shanghai Hutchison Pharmaceuticals

The following table shows a summary of the results of operations of Shanghai Hutchison Pharmaceuticals for the years indicated. The consolidated financial statements of Shanghai Hutchison Pharmaceuticals are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2019		2018
	($’000)%		($’000)%
Revenue	272,082	100.0	275,649	100.0
Cost of sales	(77,313)	(28.4)	(82,710)	(30.0)
Selling expenses	(110,591)	(40.6)	(111,984)	(40.6)
Administrative expenses	(14,761)	(5.4)	(14,522)	(5.3)
Taxation charge	(11,015)	(4.0)	(9,371)	(3.4)
Profit for the year	61,301	22.5	59,767	21.7
Equity in earnings of equity investee attributable to our company	30,654	11.3	29,884	10.8

Shanghai Hutchison Pharmaceuticals’ revenue decreased by 1.3% from $275.7 million for the year ended December 31, 2018 to $272.1 million for the year ended December 31, 2019, which was primarily due to the depreciation of the renminbi against the U.S. dollar by approximately 4% between the periods (using the weighted average monthly exchange rate for the periods). Additionally, distribution business sales and service revenue decreased by 52.0% from $23.1 million for the year ended December 31, 2018 to $11.1 million for the year ended December 31, 2019, primarily due to the lower provision of services from the aforementioned discontinuation of our distribution of Seroquel. The decrease was offset by an increase in sales of She Xiang Bao Xin pills, a vasodilator used in the treatment of heart conditions. Sales of She Xiang Bao Xin pills increased by 2.7% from $233.1 million for the year ended December 31, 2018 to $239.5 million for the year ended December 31, 2019, primarily due to continued geographical expansion of sales coverage.

Cost of sales decreased by 6.5% from $82.7 million for the year ended December 31, 2018 to $77.3 million for the year ended December 31, 2019, primarily due to decreased cost of goods sold as a result of decreased distribution business sales and service revenue.

Selling expenses during these periods decreased by 1.2% from $112.0 million for the year ended December 31, 2018 to $110.6 million for the year ended December 31, 2019 in line with the decrease in sales.

Administrative expenses increased by 1.6% from $14.5 million for the year ended December 31, 2018 to $14.8 million for the year ended December 31, 2019 due to an increase in general overhead costs incurred.

Taxation charge increased by 17.5% from $9.3 million for the year ended December 31, 2018 to $11.0 million for the year ended December 31, 2019. This was primarily due to the recognition of $0.7 million deferred tax assets on temporary differences in the year ended December 31, 2018, arising from advertising and promotion expenditures incurred prior to 2018.

As a result of the foregoing, profit increased by 2.6% from $59.8 million for the year ended December 31, 2018 to $61.3 million for the year ended December 31, 2019. Our equity in earnings of equity investees contributed by this joint venture was $29.9 million and $30.7 million for the years ended December 31, 2018 and 2019, respectively.

Hutchison Baiyunshan

The following table shows a summary of the results of operations of Hutchison Baiyunshan for the years indicated. The consolidated financial statements of Hutchison Baiyunshan are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2019		2018
	($’000)%		($’000)%
Revenue	215,403	100.0	215,838	100.0
Cost of sales	(100,279)	(46.6)	(102,701)	(47.6)
Selling expenses	(74,013)	(34.4)	(70,501)	(32.7)
Administrative expenses	(23,817)	(11.1)	(25,997)	(12.0)
Taxation charge	(3,634)	(1.7)	(4,227)	(2.0)
Profit attributable to equity holders of Hutchison Baiyunshan	19,792	9.2	16,860	7.8
Equity in earnings of equity investee attributable to our company	9,899	4.6	8,430	3.9

Hutchison Baiyunshan’s revenue decreased slightly from $215.8 million for the year ended December 31, 2018 to $215.4 million for the year ended December 31, 2019 due to a decrease in sales of Fu Fang Dan Shen due to heightened competitive activity, offset by the increase of sales of Hutchison Baiyunshan’s other products.

Cost of sales decreased by 2.4% from $102.7 million for the year ended December 31, 2018 to $100.3 million for the year ended December 31, 2019 due to the decrease in sales.

Selling expenses increased by 5.0% from $70.5 million for the year ended December 31, 2018 to $74.0 million for the year ended December 31, 2019 due to Hutchison Baiyunshan managing more marketing activities directly for its distributors in order to promote broader awareness and consistent messaging for Hutchison Baiyunshan’s products.

Administrative expenses decreased by 8.4% from $26.0 million for the year ended December 31, 2018 to $23.8 million for the year ended December 31, 2019 due to a decrease in general overhead costs incurred.

Taxation charge decreased by 14.0% from $4.2 million for the year ended December 31, 2018 to $3.6 million for the year ended December 31, 2019. This decline is primarily due to the reversal of deferred tax assets previously recognized of $0.7 million for the year ended December 31, 2018 based on the likelihood of such asset being utilized in the near future.

As a result of the foregoing, profit attributable to equity holders of Hutchison Baiyunshan increased by 17.4% from $16.9 million for the year ended December 31, 2018 to $19.8 million for the year ended December 31, 2019. Our equity in earnings of equity investees contributed by this joint venture was $8.4 million and $9.9 million for the years ended December 31, 2018 and 2019, respectively.

Nutrition Science Partners

The following table shows a summary of the results of operations of Nutrition Science Partners for the period/year indicated. The consolidated financial statements of Nutrition Science Partners are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Period Ended December 9,		Year Ended December 31,
	2019		2018
	($’000)%		($’000)%
Revenue	—	—	—	—
Profit/(loss) for the period/year	199	100.0	(38,198)	100.0
Equity in earnings of equity investee attributable to our company	100	50.0	(19,099)	50.0

Nutrition Science Partners had a loss of $38.2 million for the year ended December 31, 2018, compared to profit of $0.2 million for the period ended December 9, 2019. Nutrition Science Partners had no revenue during these years. The change was primarily due to the fact that Nutrition Science Partners had no operating activity in 2019 and the prior period included the full impairment provision of Nutrition Science Partners’ intangible assets of which our attributable portion was $15.0 million. Our equity in earnings of equity investees contributed by this joint venture was a loss of $19.1 million for the year ended December 31, 2018, compared to income of $0.1 million for the period ended December 9, 2019.

For more information on the financial results of our non-consolidated joint ventures, see “—Key Components of Results of Operations—Equity in Earnings of Equity Investees.”

Net Loss

As a result of the foregoing, our net loss increased from $71.3 million for the year ended December 31, 2018 to $103.7 million for the year ended December 31, 2019. Net loss attributable to our company increased from $74.8 million for the year ended December 31, 2018 to $106.0 million for the year ended December 31, 2019.

Segment Operating Loss

Our segment operating loss increased from $66.3 million for the year ended December 31, 2018 to $99.4 million for the year ended December 31, 2019 which was primarily due to an increase in the operating loss of our Innovation Platform from $104.6 million for the year ended December 31, 2018 to $133.3 million for the year ended December 31, 2019. The increase in the operating loss of our Innovation Platform across these periods was primarily due to a significant expansion of our clinical activities and an increase in the number of staff and other organizational growth to support such expansion.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenue decreased by 11.2% from $241.2 million for the year ended December 31, 2017 to $214.1 million for the year ended December 31, 2018, resulting from decreased revenue from our Commercial Platform.

Revenue from our Commercial Platform decreased by 14.0% from $205.2 million for the year ended December 31, 2017 to $176.5 million for the year ended December 31, 2018, primarily due to a decrease in revenue from our Prescription Drugs business. Revenue from our Prescription Drugs business decreased by 18.0% from $166.4 million for the year ended December 31, 2017 to $136.4 million for year ended December 31, 2018, primarily due to the implementation of the two-invoice system in China since October 2017. As a result, we started recording the service fees we earn from the distribution of certain third-party drugs instead of recording the gross sales of such products as we had done previously. The impact was offset by the $3.6 million increase in sales and royalties revenue of Elunate following its commercial launch at the end of 2018. Revenue from our Consumer Health business increased by 3.3% from $38.8 million for the year ended December 31, 2017 to $40.1 million for the year ended December 31, 2018, which was primarily attributable to increased sales of the Zhi Ling Tong infant nutrition and other health supplement products.

Revenue from our Innovation Platform increased by 4.6% from $36.0 million for the year ended December 31, 2017 to $37.6 million for the year ended December 31, 2018. The increase was attributable to a higher level of milestone payments that we received from our collaboration partners, including the milestone payment of $13.5 million that we received from Eli Lilly following the approval in September 2018 of fruquintinib for drug registration in China for the treatment of metastatic colorectal cancer patients.

Our Commercial Platform’s results of operations are affected by seasonality. For more information, see “—Factors Affecting our Results of Operations—Commercial Platform—Seasonality.”

Cost of Sales

Our costs of sales decreased by 18.1% from $175.8 million for the year ended December 31, 2017 to $143.9 million for the year ended December 31, 2018. This decrease was in line with the decrease in our Commercial Platform revenue across these periods. Costs of sales as a percentage of our revenue from our Commercial Platform decreased from 85.7% to 81.6% across these periods due to the change to recording more services fees and to selling fewer lower margin third-party drugs.

Research and Development Expenses

Our research and development expenses increased by 51.2% from $75.5 million for the year ended December 31, 2017 to $114.2 million for the year ended December 31, 2018, which was primarily attributable to a $28.4 million increase in payments to CROs and other clinical trial related costs and a $10.5 million increase in employee compensation related costs. These increased costs incurred by our Innovation Platform were due to a significant expansion of clinical activities and rapid organizational growth to support such expansion. In particular, this increase was attributable to the expansion of the surufatinib, HMPL-523 and fruquintinib development programs. As a result, research and development expenses as a percentage of our revenue increased from 31.3% to 53.3% across these periods.

Selling Expenses

Our selling expenses decreased by 8.2% from $19.3 million for the year ended December 31, 2017 to $17.7 million for the year ended December 31, 2018. This decrease was primarily driven by a $3.0 million decrease in selling expenses under our Prescription Drugs business as the implementation of the two-invoice system caused us to start recording the costs associated with the service fees we earn from the distribution of certain third-party drugs as costs of sales instead of selling expenses as we had done previously. Selling expenses as a percentage of our revenue from our Commercial Platform increased slightly from 9.4% to 10.1% across these periods primarily due to the decrease in our Commercial Platform revenue.

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

Equity in Earnings of Equity Investees

Our equity in earnings of equity investees, net of tax, decreased by 42.6% from $33.7 million for the year ended December 31, 2017 to $19.3 million for the year ended December 31, 2018. This decrease was primarily due to an increase in net loss at Nutrition Science Partners, our Innovation Platform’s non-consolidated joint venture.

Shanghai Hutchison Pharmaceuticals

The following table shows a summary of the results of operations of Shanghai Hutchison Pharmaceuticals for the years indicated. The consolidated financial statements of Shanghai Hutchison Pharmaceuticals are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2018		2017
	($’000)%		($’000)%
Revenue	275,649	100.0	244,557	100.0
Cost of sales	(82,710)	(30.0)	(68,592)	(28.0)
Selling expenses	(111,984)	(40.6)	(104,504)	(42.7)
Administrative expenses	(14,522)	(5.3)	(13,257)	(5.4)
Taxation charge	(9,371)	(3.4)	(10,874)	(4.4)
Profit for the year	59,767	21.7	55,623	22.7
Equity in earnings of equity investee attributable to our company	29,884	10.8	27,812	11.4

Shanghai Hutchison Pharmaceuticals’ revenue increased by 12.7% from $244.6 million for the year ended December 31, 2017 to $275.7 million for the year ended December 31, 2018, which was primarily due to increased sales of She Xiang Bao Xin pills, a vasodilator used in the treatment of heart conditions. Sales of She Xiang Bao Xin pills grew by 11.4% from $209.2 million for the year ended December 31, 2017 to $233.1 million for the year ended December 31, 2018, primarily due to continued price increases and geographical expansion of sales coverage. Additionally, distribution business sales and service revenue increased by 27.6% from $18.1 million for the year ended December 31, 2017 to $23.1 million for the year ended December 31, 2018, primarily due to the higher provision of services from increased sales of Seroquel.

Cost of sales increased by 20.6% from $68.6 million for the year ended December 31, 2017 to $82.7 million for the year ended December 31, 2018, primarily due to increased cost of goods sold as a result of increased sales of She Xiang Bao Xin pills and distribution business sales and service revenue.

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

	Year Ended December 31,
	2018		2017
	($’000)%		($’000)%
Revenue	215,838	100.0	227,422	100.0
Cost of sales	(102,701)	(47.6)	(135,964)	(59.8)
Selling expenses	(70,501)	(32.7)	(45,262)	(19.9)
Administrative expenses	(25,997)	(12.0)	(24,541)	(10.8)
Taxation charge	(4,227)	(2.0)	(3,629)	(1.6)
Profit attributable to equity holders of Hutchison Baiyunshan	16,860	7.8	20,776	9.1
Equity in earnings of equity investee attributable to our company	8,430	3.9	10,388	4.6

Hutchison Baiyunshan’s revenue decreased by 5.1% from $227.4 million for the year ended December 31, 2017 to $215.8 million for the year ended December 31, 2018 due to the divestment of one of its subsidiaries in September 2017, which was partially offset by a moderate to severe flu season and the elimination of manufacturing capacity constraints which increased sales of certain of its drug products in 2018.

Cost of sales decreased by 24.5% from $136.0 million for the year ended December 31, 2017 to $102.7 million for the year ended December 31, 2018, primarily due to the divestment of one of its subsidiaries in September 2017.

Selling expenses during these periods increased by 55.8% from $45.3 million for the year ended December 31, 2017 to $70.5 million for the year ended December 31, 2018 due to Hutchison Baiyunshan directly managing more marketing activities for its distributors in order to promote broader awareness and consistent messaging for Hutchison Baiyunshan’s products.

Administrative expenses increased by 5.9% from $24.5 million for the year ended December 31, 2017 to $26.0 million for the year ended December 31, 2018 due to an increase in general overhead costs incurred.

Taxation charge increased by 16.5% from $3.6 million for the year ended December 31, 2017 to $4.2 million for the year ended December 31, 2018 which includes reductions to deferred tax assets of $0.7 million for the year ended December 31, 2018 based on the likelihood of such asset being utilized in the near future.

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

	Year Ended December 31,
	2018		2017
	($’000)%		($’000)%
Revenue	—	—	—	—
Loss for the year	(38,198)	100.0	(9,210)	100.0
Equity in earnings of equity investee attributable to our company	(19,099)	50.0	(4,605)	50.0

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

Net Loss

As a result of the foregoing, our net loss increased from $23.0 million for the year ended December 31, 2017 to $71.3 million for the year ended December 31, 2018. Net loss attributable to our company increased from $26.7 million for the year ended December 31, 2017 to $74.8 million for the year ended December 31, 2018.

Segment Operating Loss

Our segment operating loss increased from $18.4 million for the year ended December 31, 2017 to $66.3 million for the year ended December 31, 2018, as a result of a significant increase in the operating loss of our Innovation Platform from $52.0 million for the year ended December 31, 2017 to $104.6 million for the year ended December 31, 2018, partially offset by a slight increase in operating profit of our Commercial Platform from $45.1 million for the year ended December 31, 2017 to $49.0 million for the year ended December 31, 2018. The increase in the operating loss of our Innovation Platform across these periods was primarily due to a significant expansion of our clinical activities and an increase in the number of staff and other organizational growth to support such expansion.

B.    Liquidity and Capital Resources.

To date, we have taken a multi-source approach to fund our operations, including through cash flows generated and dividend payments from our Commercial Platform, service and milestone and upfront payments from our Innovation Platform’s collaboration partners, and bank borrowings. Since our founding, we have received various financial support from CK Hutchison in the form of undertakings for bank borrowings, as well as investments from other third parties, proceeds from our listings on the AIM market of the London Stock Exchange in 2006 and the Nasdaq Global Select Market in 2016 and our follow-on offerings in 2017 and 2020.

Our Innovation Platform has historically not generated significant profits or has operated at a net loss, as creating potential global first-in-class or best-in-class drug candidates requires a significant investment of resources over a prolonged period of time. As a result, we anticipate that we may need additional financing for our Innovation Platform in future periods. See Item 3.D. “Risk Factors—Risks Relating to Our Innovation Platform and Development of Our Drug Candidates—Historically, our in house research and development division, known as our Innovation Platform, has not generated significant profits or has operated at a net loss. Our future profitability is dependent on the successful commercialization of our drug candidates.”

As of December 31, 2019, we had cash and cash equivalents and short-term investments of $217.2 million and unutilized bank facilities of $119.3 million. Substantially all of our bank deposits are at major financial institutions, which we believe are of high credit quality. As of December 31, 2019, we had $26.8 million in bank loans, all of which was related to a term loan from HSBC. The total weighted average cost of bank borrowings for the year ended December 31, 2019 was 3.30% per annum. For additional information, see “—Loan Facilities.”

Certain of our subsidiaries and non-consolidated joint ventures, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. There is no fixed percentage of after-tax profit required to be set aside for the general reserves for our PRC joint ventures. Profit appropriated to the reserve funds for our subsidiaries and non-consolidated joint ventures incorporated in the PRC was approximately $10,000, $15,000 and $51,000 for the years ended December 31, 2017, 2018 and 2019, respectively. In addition, as a result of PRC regulations restricting dividend distributions from such reserve funds and from a company’s registered capital, our PRC subsidiaries are restricted in their ability to transfer a certain amount of their net assets to us as cash dividends, loans or advances. This restricted portion amounted to $0.3 million as of December 31, 2019. Although we do not currently require any such dividends, loans or advances from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources. For more information, see Item 4.B. “Business Overview—Regulation—PRC Regulation of Foreign Currency Exchange, Offshore Investment and State-Owned Assets—Regulation on Investment in Foreign invested Enterprises—Regulation on Dividend Distribution.”

In addition, our non-consolidated joint ventures held an aggregate of $62.7 million in cash and cash equivalents and no bank borrowings as of December 31, 2019. These cash and cash equivalents are only accessible by us through dividend payments from these joint ventures. The level of dividends declared by these joint ventures is subject to agreement each year between us and our joint venture partners based on the profitability and working capital needs of the joint ventures. As a result, we cannot guarantee that these joint ventures will continue to pay dividends to us in the future at the same rate we have enjoyed in the past, or at all, which may have a material adverse effect on our liquidity and capital resources. For more information, see Item 3.D. “Risk Factors—Risks Relating to Our Commercial Platform and Sales of Our Commercial-stage Drug Candidates—As a significant portion of our Commercial Platform business, which consists of our Prescription Drugs and Consumer Health divisions, is conducted through joint ventures, we are largely dependent on the success of our joint ventures and our receipt of dividends or other payments from our joint ventures for cash to fund our operations.”

We believe that our current levels of cash and cash equivalents, short-term investments, along with cash flows from operations, dividend payments and unutilized bank borrowings, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may require additional financing in order to fund all of the clinical development efforts at our Innovation Platform that we plan to undertake to accelerate the development of our clinical-stage drug candidates. For more information, see Item 3.D. “Risk Factors—Risks Relating to Our Financial Position and Need for Capital.”

	Year Ended December 31,
	2019	2018	2017
	($’000)
Cash Flow Data:
Net cash used in operating activities	(80,912)	(32,847)	(8,943)
Net cash generated from/(used in) investing activities	119,028	43,752	(260,780)
Net cash (used in)/generated from financing activities	(1,493)	(8,231)	273,196
Net increase in cash and cash equivalents	36,623	2,674	3,473
Effect of exchange rate changes	(1,502)	(1,903)	2,361
Cash and cash equivalents at beginning of the year	86,036	85,265	79,431
Cash and cash equivalents at end of the year	121,157	86,036	85,265

Net Cash used in Operating Activities

Net cash used in operating activities was $32.8 million for the year ended December 31, 2018, compared to net cash used in operating activities of $80.9 million for the year ended December 31, 2019. The net change of $48.1 million was primarily attributable to the increase in net loss of $32.4 million from $71.3 million for the year ended December 31, 2018, which included our company’s $15.0 million share of Nutrition Science Partner’s non-cash impairment provision, to $103.7 million for the year ended December 31, 2019. Additionally, the net change was also a result of a decrease in dividends received from equity investees of $7.1 million from $35.2 million for the year ended December 31, 2018 to $28.1 million for the year ended December 31, 2019. The net change was partially offset by the effects of changes in working capital. In particular, there was a $26.0 million increase in other payables, accruals and advance receipts for the year ended December 31, 2019, as compared to a $16.3 million increase for the year ended December 31, 2018.

Net cash used in operating activities was $8.9 million for the year ended December 31, 2017, compared to net cash used in operating activities of $32.8 million for the year ended December 31, 2018. The net change of $23.9 million was primarily attributable to the increase in net loss of $48.3 million from $23.0 million for the year ended December 31, 2017 to $71.3 million for the year ended December 31, 2018 which included our company’s $15.0 million share of Nutrition Science Partner’s non-cash impairment provision. See Item 4.B. “Business Overview—Overview of Our Collaborations—Nestlé Health Science” for more details relating to this impairment provision. Additionally, the net change was also a result of a decrease in dividends received from equity investees of $20.4 million from $55.6 million for the year ended December 31, 2017 to $35.2 million for the year ended December 31, 2018, which resulted from the relatively high level of dividends received from our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals in the year ended December 31, 2017 following the one-time land compensation that it received from the Shanghai government. The net change was partially offset by the effects of changes in working capital. In particular, there was a $16.3 million increase in other payables, accruals and advance receipts for the year ended December 31, 2018, as compared to $5.2 million increase for the year ended December 31, 2017, and a $1.3 million increase in accounts payable for the year ended December 31, 2018, as compared to a $11.2 million decrease for the year ended December 31, 2017.

Net Cash generated from/(used in) Investing Activities

Net cash generated from investing activities was $43.8 million for the year ended December 31, 2018, compared to net cash generated from investing activities of $119.0 million for the year ended December 31, 2019. The net change of $75.2 million was primarily attributable to net withdrawal of deposits in short-term investments of $58.1 million for the year ended December 31, 2018 compared to the net withdrawal of deposits in short-term investments of $118.9 million for the year ended December 31, 2019. The net change was also attributable to the acquisition of 50% shareholding of Nutrition Science Partners held by our joint venture partner, which resulted in a net cash inflow of $8.7 million.

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

Net Cash (used in)/generated from Financing Activities

Net cash used in financing activities was $8.2 million for the year ended December 31, 2018, compared to net cash used in financing activities of $1.5 million for the year ended December 31, 2019. The net change of $6.7 million was primarily attributable to purchases of ADSs by our company for the settlement of certain equity awards totaling $0.3 million for the year ended December 31, 2019 as compared to $5.5 million for the year ended December 31, 2018, as well as the repayment of a $1.6 million loan to a non-controlling shareholder of a subsidiary in the year ended December 31, 2018.

Net cash generated from financing activities was $273.2 million for the year ended December 31, 2017, compared to net cash used in financing activities of $8.2 million for the year ended December 31, 2018. The net change of $281.4 million was primarily attributable to net proceeds of $292.7 million from the issuance of ordinary shares in the form of ADSs upon our follow-on offering in the Unites States in October 2017, as well as a net repayment of bank borrowings of $16.9 million in the year ended December 31, 2017, as compared to a net repayment of bank borrowings of $3.1 million in the year ended December 31, 2018.

Loan Facilities

In November 2015, our subsidiary Hutchison China MediTech (HK) Limited, or HCM HK, renewed a three-year revolving loan facility with HSBC with an interest rate at the Hong Kong Inter-bank Offered Rate, or HIBOR, plus 1.25% per annum. Upon maturity in November 2018, HCM HK further renewed this revolving loan facility for a further three years to November 2021. The facility amount of this loan is HK$234.0 million ($30.0 million) with an interest rate at HIBOR plus 0.85% per annum. This credit facility is guaranteed by us and includes certain financial covenant requirements. No amount was drawn from this loan facility as of December 31, 2019.

In August 2018, HCM HK entered into a credit facility agreement with each of Bank of America, N.A. and Deutsche Bank AG, Hong Kong Branch for the provision of unsecured credit facilities in the aggregate amount of HK$507.0 million ($65.0 million). The credit facility with Bank of America, N.A. is a HK$351.0 million ($45.0 million) revolving loan facility, with a term of 24 months and an interest rate at HIBOR plus 1.35% per annum. The credit facility with Deutsche Bank AG, Hong Kong Branch is a HK$156.0 million ($20.0 million) revolving loan facility with a term of 24 months and an interest rate at HIBOR plus 1.35% per annum. These credit facilities are guaranteed by us and include certain financial covenant requirements. As of December 31, 2019, no amount was drawn from either of these two revolving loan facilities.

In February 2017, HCM HK entered into a credit facility agreement with each of Bank of America, N.A. and Deutsche Bank AG for the provision of unsecured credit facilities in the aggregate amount of HK$546.0 million ($70.0 million). The credit facility with Bank of America, N.A. included (i) a HK$156.0 million ($20.0 million) term loan facility and (ii) a HK$195.0 million ($25.0 million) revolving loan facility, both with a term of 18 months and an interest rate at HIBOR plus 1.25% per annum. The term loan was drawn from this credit facility in March 2017 and repaid and terminated in May 2018. The credit facility with Deutsche Bank AG included (i) a HK$78.0 million ($10.0 million) term loan facility and (ii) a HK$117.0 million ($15.0 million) revolving loan facility, both with a term of 18 months and an interest rate at HIBOR plus 1.25% per annum. The term loan was drawn from this credit facility in August 2017 and repaid and terminated in May 2018. Both revolving loan facilities were terminated in August 2018.

In November 2017, our subsidiary Hutchison China MediTech Finance Holdings Limited entered into facility agreements with Scotiabank (Hong Kong) Limited for the provision of unsecured credit facilities in the aggregate amount of HK$400.0 million ($51.3 million). The credit facilities included (i) a HK$210.0 million ($26.9 million) 3-year term loan facility and (ii) a HK$190.0 million ($24.4 million) 18-month revolving loan facility. The term loan bore interest at HIBOR plus 1.50% per annum. The revolving loan facility bore interest at HIBOR plus 1.25% per annum. These credit facilities were guaranteed by us and included certain financial covenant requirements. The term loan was drawn in May 2018 and was fully repaid in June 2019. The revolving loan facility expired in May 2019.

In May 2019, HCM HK entered into additional credit facility arrangements with HSBC for the provision of unsecured credit facilities in the aggregate amount of HK$400.0 million ($51.3 million). The 3-year credit facilities include (i) a HK$210.0 million ($26.9 million) term loan facility and (ii) a HK$190.0 million ($24.4 million) revolving loan facility, both with an interest rate at HIBOR plus 0.85% per annum. These credit facilities are guaranteed by us and include certain financial covenant requirements. In October 2019, we drew down HK$210.0 million ($26.9 million) from the term loan facility and as of December 31, 2019, no amount was drawn from the revolving loan facility.

Our non-consolidated joint ventures Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan had no bank borrowings outstanding as of December 31, 2019. Nutrition Science Partners had no bank borrowings as of December 9, 2019.

Capital Expenditures

We had capital expenditures of $5.0 million, $6.4 million and $8.6 million for the years ended December 31, 2017, 2018 and 2019, respectively. Our capital expenditures during these periods were primarily used for the purchases of property, plant and equipment to expand the Hutchison MediPharma research facilities and the manufacturing facility in Suzhou, China, which produces commercial and clinical supplies of our drug candidates. Our capital expenditures have been primarily funded by cash flows from operations and proceeds from our initial public and follow-on offerings in the United States.

As of December 31, 2019, we had commitments for capital expenditures of approximately $1.5 million, primarily for purchases of property, plant and equipment to expand the Hutchison MediPharma research facilities and the Suzhou manufacturing facility. We expect to fund these capital expenditures through cash flows from operations and existing cash resources.

Our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals had capital expenditures (net of government subsidies) of $6.2 million, $5.2 million and $4.6 million for the years ended December 31, 2017, 2018 and 2019, respectively. These capital expenditures were primarily related to the improvements of the production facilities in Feng Pu district in Shanghai. These capital expenditures were primarily funded through cash flows from operations of Shanghai Hutchison Pharmaceuticals.

Our non-consolidated joint venture Hutchison Baiyunshan had capital expenditures of $7.2 million, $5.4 million and $3.4 million for the years ended December 31, 2017, 2018 and 2019, respectively. These capital expenditures were primarily related to the construction and improvements of the production facilities in Bozhou and an office building in Guangzhou. These capital expenditures were primarily funded through cash flows from operations of Hutchison Baiyunshan.

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

F.    Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations as of December 31, 2019. Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories and offices under non-cancellable lease agreements.

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1‑3 Years	3‑5 Years	5 Years
	($’000)
Bank borrowings	26,923	—	26,923	—	—
Interest on bank borrowings	2,288	947	1,341	—	—
Purchase obligations	1,502	1,502	—	—	—
Lease obligations	7,962	3,715	2,773	1,474	—
Total	38,670	6,164	31,037	1,474	—

Shanghai Hutchison Pharmaceuticals

The following table sets forth the contractual obligations of our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals as of December 31, 2019. Shanghai Hutchison Pharmaceuticals’ purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. Shanghai Hutchison Pharmaceuticals’ lease obligations primarily comprise future aggregate minimum lease payments in respect of various offices under non-cancellable lease agreements.

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1‑3 Years	3‑5 Years	5 Years
	($’000)
Purchase obligations	1,116	1,116	—	—	—
Lease obligations	561	460	101	—	—
Total	1,677	1,576	101	—	—

Hutchison Baiyunshan

The following table sets forth the contractual obligations of our non-consolidated joint venture Hutchison Baiyunshan as of December 31, 2019. Hutchison Baiyunshan’s purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. Hutchison Baiyunshan’s lease obligations primarily comprise future aggregate minimum lease payments in respect of various warehouses under non-cancellable lease agreements.

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1‑3 Years	3‑5 Years	5 Years
	($’000)
Purchase obligations	1,310	1,310	—	—	—
Lease obligations	1,669	671	998	—	—
Total	2,979	1,981	998	—	—

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

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar. Under the revised policy, the renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the renminbi against the U.S. dollar in the following three years. Between July 2008 and June 2010, this appreciation halted, and the exchange rate between the renminbi and U.S. dollar remained within a narrow band. In June 2010, the PBOC announced that the PRC government would increase the flexibility of the exchange rate, and thereafter allowed the renminbi to appreciate slowly against the U.S. dollar within the narrow band fixed by the PBOC. At various times since then, the PBOC has significantly devalued the renminbi against the U.S. dollar. If we decide to convert renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amounts available to us.

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

Interest Rate Risk

We have no significant interest-bearing assets except for bank deposits. Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk. We have not used any interest rate swaps to hedge our exposure to interest rate risk. We have performed sensitivity analysis for the effects on our results for the year from changes in interest rates on floating rate borrowings. The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant. According to the analysis, the impact on our net loss of a 1.0% interest rate shift would be a maximum increase/decrease of $0.2 million for the year ended December 31, 2019.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the Consumer Price Index in China increased by 1.8%, 1.9% and 4.5% in 2017, 2018 and 2019, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recently Issued Accounting Standards

In February 2016, the Financial Accounting Standards Board, or FASB, issued ASU 2016-02, Leases (Topic 842), or ASU 2016-02. The core principle of ASU 2016-02 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize on the balance sheet a liability to make lease payments (the lease liability) and a right of use asset representing its right to use the underlying asset for the lease term. We elected the short-term lease exception to not recognize right-of-use assets and lease liabilities for leases with a term of 12 months or less and will recognize lease expense for such leases generally on a straight line basis over the lease term. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. We adopted the new standard using the optional transition method (from ASU 2018-11, Leases Targeted Improvements) on January 1, 2019. A gross up to the consolidated balance sheet was recognized on the date of adoption of $5.7 million and $6.4 million in right-of-use assets and lease liabilities respectively, primarily related to our various factories and offices under non-cancellable lease agreements that were accounted as operating leases under ASC 840, Leases (Topic 840) as at December 31, 2019. Additionally, we do not expect a significant impact to the consolidated statements of operations after the adoption of ASC 842 as the pattern of expense recognition should not change materially for such operating leases.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, or ASU 2016-13, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss, or CECL, methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including accounts receivable and other receivables. We do not expect ASU 2016-13 to have a material impact to the consolidated financial statements.

Other amendments that have been issued by the FASB or other standards setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management.

Below is a list of the names and ages of our directors and officers as of March 1, 2020, and a brief account of the business experience of each of them. The business address for our directors and officers is c/o Hutchison China MediTech Limited, Level 18, The Metropolis Tower, 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong.

Name	Age	Position
Simon To	68	Executive Director and Chairman
Christian Hogg	54	Executive Director and Chief Executive Officer
Johnny Cheng	53	Executive Director and Chief Financial Officer
Weiguo Su, Ph.D.	62	Executive Director and Chief Scientific Officer
Dan Eldar, Ph.D.	66	Non-executive Director
Edith Shih	68	Non-executive Director and Company Secretary
Paul Carter	59	Senior Independent Non-executive Director
Karen Ferrante, M.D.	62	Independent Non-executive Director
Graeme Jack	69	Independent Non-executive Director
Tony Mok, M.D.	59	Independent Non-executive Director
May Wang, Ph.D.	56	Senior Vice President, Business Development & Strategic Alliances
Zhenping Wu, Ph.D.	60	Senior Vice President, Pharmaceutical Sciences
Mark Lee	42	Senior Vice President, Corporate Finance & Development

Simon To has been a director since 2000 and an executive director and the chairman of our board of directors since 2006. He is also the chairman of our nomination committee and a member of our remuneration committee and technical committee. He is the managing director of Hutchison Whampoa (China) Limited and has been with Hutchison Whampoa (China) Limited for over 39 years, building its business from a small trading company to a multi-billion dollar investment group. He has negotiated major transactions with multinational corporations such as Procter & Gamble, or P&G, Lockheed, Pirelli, Beiersdorf, United Airlines and British Airways. He is currently the chairman of the board of directors of Gama Aviation Plc and formerly served as independent non-executive director on the boards of China Southern Airlines Company Limited and Air China Limited. Mr. To’s career in China spans more than 44 years. He is the original founder of the China healthcare businesses of Hutchison Whampoa Limited (currently a subsidiary of CK Hutchison) and has been instrumental in its acquisitions made to date. He received a bachelor’s degree in mechanical engineering from Imperial College, London and a master in business administration from Stanford University’s Graduate School of Business.

Christian Hogg has been an executive director and our chief executive officer since 2006. He is also a member of our nomination committee and technical committee. He joined the business in 2000, as its first employee, and has since led all aspects of the creation, implementation and management of our strategy, business and listings. This includes the establishment of our Innovation Platform, Hutchison MediPharma, which now comprises eight drug candidates that are being investigated in clinical studies around the world and a scientific team of about 500 people. Furthermore, Mr. Hogg oversaw the acquisition and operational integration of assets that led to the formation of our Commercial Platform, which manufactures, markets and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China. Prior to joining us, he spent ten years with P&G, starting in the United States in Finance and then Brand Management in the Laundry and Cleaning Products Division. He then moved to China to manage P&G’s detergent business, followed by a move to Brussels to run P&G’s global bleach business. Mr. Hogg received a bachelor’s degree in civil engineering from the University of Edinburgh and a master in business administration from the University of Tennessee.

Johnny Cheng has been an executive director since 2011 and our chief financial officer since 2008. He is also a member of our nomination committee. Prior to joining our company, Mr. Cheng was vice president, finance of Bristol-Myers Squibb in China and was a director of Sino-American Shanghai Squibb Pharmaceuticals Ltd. and Bristol-Myers Squibb (China) Investment Co., Ltd. in Shanghai between late 2006 and 2008. Mr. Cheng started his career as an auditor with Price Waterhouse (currently PricewaterhouseCoopers) in Australia and then KPMG in Beijing before spending eight years with Nestlé in China where he was in charge of a number of finance and control functions in various operations. Mr. Cheng received a bachelor of economics, accounting major from the University of Adelaide and is a member of Chartered Accountants Australia and New Zealand.

Weiguo Su has been an executive director since 2017 and has been our chief scientific officer since 2012. He is also a member of our nomination committee and technical committee. Dr. Su has headed all drug discovery and research since he joined our company, including master-minding our scientific strategy, being a key leader of the Innovation Platform, and responsible for the discovery of each and every small molecule drug candidate in our product pipeline. Prior to joining our company in 2005, Dr. Su spent 15 years with the U.S. Research and Development Department of Pfizer, Inc. with his last position as director of the Medicinal Chemistry Department. In March 2017, he was granted the prestigious award by the China Pharmaceutical Innovation and Research Development Association (PhIRDA) as one of the Most Influential Drug R&D Leaders in China. Dr. Su received a bachelor of science degree in chemistry from Fudan University in Shanghai. He completed a Ph.D. and post-doctoral fellowship in chemistry at Harvard University under the guidance of Nobel Laureate Professor E. J. Corey.

Dan Eldar has been a non-executive director since 2016. He is also a member of our nomination committee. He has more than 30 years of experience as a senior executive, leading global operations in telecommunications, water, biotech and healthcare. He is an executive director of Hutchison Water Israel Ltd (an associated company of CK Hutchison) which focuses on large scale projects including desalination, wastewater treatment and water reuse. He was formerly an independent non-executive director of Leumi Card Ltd., a subsidiary of Bank Leumi Le-Israel B.M., one of Israel’s leading credit card companies. Dr. Eldar holds a Ph.D. degree in government from Harvard University, master of arts degree in government from Harvard University, master of arts degree in political science and public administration from the Hebrew University of Jerusalem and a bachelor of arts degree in political science from the Hebrew University of Jerusalem.

Edith Shih has been a non-executive director and our company secretary since 2006 and the company secretary of our subsidiaries since 2000. She is also a member of our nomination committee. She is an executive director and the company secretary of CK Hutchison. She has been with the Cheung Kong (Holdings) Limited, or CKH, group since 1989 and with Hutchison Whampoa Limited, or HWL, from 1991 to 2015. Both CKH and HWL became wholly-owned subsidiaries of CK Hutchison in 2015. She has acted in various capacities within the HWL group, including head group general counsel and company secretary of HWL and director and company secretary of its subsidiaries and associated companies. Ms. Shih is a non-executive director of Hutchison Telecommunications Hong Kong Holdings Limited and Hutchison Port Holdings Management Pte. Limited, the trustee-manager of Hutchison Port Holdings Trust. She is also a member of the board of commissioners of PT Duta Intidaya Tbk. She has over 35 years of experience in legal, regulatory, corporate finance, compliance and corporate governance fields. She is currently the international president and executive committee chairman of the Chartered Governance Institute (formerly the Institute of Chartered Secretaries and Administrators) and a past president and current chairperson of certain committees and panels of the Hong Kong Institute of Chartered Secretaries. Ms. Shih received a bachelor of science degree in education and a master of arts degree from the University of the Philippines and a master of arts degree and a master of education degree from Columbia University, New York. Ms. Shih is a solicitor qualified in England and Wales, Hong Kong and Victoria, Australia and a fellow of both the Chartered Governance Institute and the Hong Kong Institute of Chartered Secretaries, holding chartered secretary and chartered governance professional dual designations.

Paul Carter has been a senior independent non-executive director since 2017. He is also chairman of our remuneration committee and a member of our audit committee, nomination committee and technical committee.  He has more than 25 years of experience in the pharmaceutical industry.  From 2006 to 2016, Mr. Carter served in various senior executive roles at Gilead Sciences, Inc., or Gilead, a research-based biopharmaceutical company, with the last position as executive vice president, commercial operations.  In this role, Mr. Carter headed the worldwide commercial organization responsible for the launch and commercialization of all of Gilead’s products.  Prior to joining Gilead, he spent 14 years with GlaxoSmithKline PLC and its group companies, with the last position as regional head of the international business in Asia.  He was formerly a director of Alder Biopharmaceuticals, Inc.  He is currently director of Mallinckrodt public limited company. Mr. Carter holds a degree in business studies from the Ealing School of Business and Management (now merged into University of West London) and is a fellow of the Chartered Institute of Management Accountants in the United Kingdom.

Karen Ferrante has been an independent non-executive director since 2017. She is also the chairman of our technical committee and a member of our audit committee and nomination committee. She has more than 25 years of experience in the pharmaceutical industry. She was the former chief medical officer and head of research and development of Tokai Pharmaceuticals, Inc., a biopharmaceutical company focused on developing and commercializing innovative therapies for prostate cancer and other hormonally driven diseases. From September 2007 to July 2013, Dr. Ferrante held senior positions at Millennium Pharmaceuticals, Inc. and its parent company, Takeda Pharmaceutical Company Limited, including chief medical officer and most recently as oncology therapeutic area and Cambridge USA site head. From 1999 to 2007, she held positions of increasing responsibility at Pfizer Inc., with the last position as vice president, oncology development. Dr. Ferrante is currently a member of the board of directors of Progenics Pharmaceuticals, Inc., MacroGenics, Inc. and Unum Therapeutics Inc. Dr. Ferrante was previously a director of Baxalta Incorporated until it was acquired by Shire plc in 2016. She is an author of a number of papers in the field of oncology, an active participant in academic and professional associations and symposia and holder of several patents. Dr. Ferrante holds a bachelor of science degree in chemistry and biology from Providence College and a Doctor of Medicine from Georgetown University.

Graeme Jack has been an independent non-executive director since 2017. He is also chairman of our audit committee and a member of our remuneration committee and nomination committee. He has more than 40 years of experience in finance and audit. He retired as partner of PricewaterhouseCoopers in 2006 after a distinguished career with the firm for over 33 years. He is currently an independent non-executive director of The Greenbrier Companies, Inc. (an international supplier of equipment and services to the freight rail transportation markets), Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust (a developer and operator of deep water container terminals) and of COSCO SHIPPING Development Co., Ltd., formerly known as “China Shipping Container Lines Company Limited” (an integrated financial services platform principally engaged in vessel and container leasing). He holds a bachelor of commerce degree from the University of New South Wales, Australia and is a Fellow of the Hong Kong Institute of Certified Public Accountants and an Associate of Chartered Accountants Australia and New Zealand.

Tony Mok has been an independent non-executive director since 2017. He is also a member of our nomination committee and technical committee. Professor Mok has more than 30 years of experience in clinical oncology with his main research interest focusing on biomarker and molecular targeted therapy in lung cancer. He is currently Li Shu Fan Medical Foundation named professor and chairman of department of clinical oncology at The Chinese University of Hong Kong. Professor Mok has contributed to over 200 articles in international peer-reviewed journals, as well as multiple editorials and textbooks. In October 2018, Professor Mok was the first Chinese to be bestowed with the European Society for Medical Oncology Lifetime Achievement Award, one of the most prestigious international honors and recognitions given to cancer researchers, for his contribution to and leadership in lung cancer research worldwide. He is a non-executive director of AstraZeneca Plc, a board director of the American Society of Clinical Oncology and vice secretary of the Chinese Society of Clinical Oncology. He is also the past president of the International Association for the Study of Lung Cancer. Professor Mok is also closely affiliated with the oncology community in China and has been awarded an Honorary Professorship at Guangdong Province People’s Hospital and Visiting Professorship at Shanghai Jiao Tong University and West China School of Medicine/West China Hospital, Sichuan University. He received his bachelor of medical science degree and a Doctor of Medicine from University of Alberta, Canada. He is also a fellow of the Royal College of Physicians and Surgeons of Canada, Hong Kong College of Physicians, Hong Kong Academy of Medicine, Royal College of Physicians of Edinburgh and American Society of Clinical Oncology.

May Wang is our senior vice president of business development & strategic alliances. Prior to joining our company in 2010, Dr. Wang spent 16 years with Eli Lilly where she was a director of Eli Lilly’s Lilly Research Laboratories and responsible for establishing and managing research collaborations in China and across Asia. She holds numerous patents, has published more than 50 peer-reviewed articles and has given dozens of seminars and plenary lectures. Dr. Wang received a Ph.D. in biochemistry from Purdue University.

Zhenping Wu joined our company in 2008 and has been our senior vice president of pharmaceutical sciences since 2012. Dr. Wu has over 26 years of experience in drug discovery and development. His past positions include senior director of pharmaceutical sciences at Phenomix Corporation, a U.S.-based biotechnology company, director of pharmaceutical development at Pfizer Global Research & Development in California (formerly Agouron Pharmaceuticals) and a group leader at Roche at its Palo Alto site. He is a past chairman and president of the board of the Sino-American Biotechnology and Pharmaceutical Association. Dr. Wu received a Ph.D. from the University of Hong Kong and a master in business administration from the University of California at Irvine.

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

B.    Compensation.

Executive Officer Compensation

Summary Compensation Table

The following table sets forth the compensation paid or accrued during the fiscal year ended December 31, 2019 to our chief executive officer, chief financial officer, chief scientific officer and other executive officers on an aggregate basis.

	Salary			Taxable	Non-taxable	Pension
	and fees		Bonus(4)	benefits	benefits	contributions	Total
Name and Principal Position	($)		($)	($)	($)	($)	($)
Christian Hogg	449,526	(1)(2)	935,897	17,359	9,936	28,514	1,441,232
Johnny Cheng	368,053	(3)	365,385	—	9,936	26,302	769,676
Weiguo Su	348,522	(2)	741,279	10,000	7,949	23,968	1,131,718
Other Executive Officers in the Aggregate	618,974		968,620	6,410	15,898	35,867	1,645,769

(1)

Director’s fees received from the subsidiaries of the Company during the period he served as director that were paid to a subsidiary or an intermediate holding company of the Company are not included in the amounts above.

(2)	Amount includes director’s fees of $75,000.

(3)	Amount includes director’s fees of $70,000.
(4)

In December 2013 and March 2014, we awarded cash retention bonuses to certain of our executive officers in the aggregate amount of $2,977,751. Each such executive officer receives portions of his or her retention bonus upon certain dates in the future depending on when the bonus was granted and, in each case, assuming he or she remains employed by our company on such future dates. No amounts in relation to such cash retention bonuses were paid in 2019.

Employment Arrangements with our Executive Officers

Offer Letters for Executive Officers at Hutchison China MediTech Limited and Hutchison MediPharma (Hong Kong) Limited

We have entered into employment offer letters with each of our executive officers who is employed by our Hong Kong subsidiaries, HCM HK and Hutchison MediPharma (Hong Kong) Limited, namely Mr. Christian Hogg, Mr. Johnny Cheng and Mr. Mark Lee. Under these our executives receive compensation in the form of salaries, discretionary bonuses, participation in the Hutchison Provident Fund retirement scheme, medical coverage under the Hutchison Group Medical Scheme, personal accident insurance and annual leave. None of the employment arrangements provide benefits to our executive officers upon termination. We may terminate employment by giving the executive three months’ prior written notice. The executive officer may also voluntarily terminate his employment with us upon not less than three months’ prior written notice to us.

Each executive officer has agreed, for the term of employment with us and thereafter, not to disclose or use for his own purposes any of our and our associated companies’ confidential information that the executive officer may develop or learn in the course of employment with us. Moreover, each of our executive officers has agreed, for the term of employment with us and for a period of twelve months thereafter, (i) not to undertake or be employed or interested directly or indirectly anywhere in Hong Kong in any activity which is similar to and competitive with our company or associated companies in which the executive officer had been involved in the period of 12 months prior to such termination and (ii) not to solicit for any employees of our company or our joint ventures or orders from any person, firm or company which was at any time during the 12 months prior to termination of such employment a customer or supplier of our company or associated companies.

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

Share Options

The following table sets forth information concerning the outstanding equity awards held by our chief executive officer, chief financial officer, chief scientific officer and other executive officers on an aggregate basis as of December 31, 2019.

	Number of	Number of
	securities	securities
	underlying	underlying
	unexercised	unexercised	Option
	options which are	options which are	exercise	Option
	exercisable	unexercisable	price	expiration
Name and Principal Position	(#)	(#)	(£/share)	date
Christian Hogg	—	—	n/a	n/a
Johnny Cheng	—	—	n/a	n/a
Weiguo Su	3,000,000	—	1.97	Dec. 19, 2023
	500,000	500,000	3.105	Mar. 26, 2027
	250,000	750,000	4.974	Mar. 18, 2028
Other Executive Officers in the Aggregate	2,936,860	—	1.97	Dec. 19, 2023

Long-Term Incentive Compensation

The following table sets forth information concerning the outstanding LTIP grants held by our chief executive officer, chief financial officer, chief scientific officer and other executive officers on an aggregate basis as of December 31, 2019.

Maximum
Aggregate
Value of
Name and Principal Position	LTIP awards(1)
Christian Hogg	$523,615
Johnny Cheng	$204,808
Weiguo Su	$366,255
Other Executive Officers in the Aggregate	$342,719

(1)

The amounts reflected in the table above represent the maximum aggregate value of all LTIP awards outstanding as of December 31, 2019. The LTIP awards are conditional upon the achievement of annual performance targets for the fiscal year 2019. The amounts reflected in the table above assume the maximum amount that may be paid under these contingent LTIP awards. The LTIP awards will be settled in a variable number of shares based on a fixed monetary amount awarded upon achievement of performance targets. An independent third-party trustee who administers the LTIP purchased shares of Chi-Med on either the AIM or Nasdaq market which will be used to settle the LTIP awards. See “Outstanding Awards” for more details.

Director Compensation

The following table sets forth a summary of the compensation we paid to our directors other than Christian Hogg, Johnny Cheng and Weiguo Su during 2019. Other than as set forth in the table below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to such directors.

Fees Earned or
Paid in Cash
Name of Director	($)
Simon To	$80,000(1)
Dan Eldar	$70,000
Edith Shih	$70,000(2)
Paul Carter	$117,000
Karen Ferrante	$102,500
Graeme Jack	$104,000
Tony Mok	$84,000

(1)

Such director’s fees were paid to Hutchison Whampoa (China) Limited, a wholly owned subsidiary of CK Hutchison. Director’s fees received from our subsidiaries during the period he served as director that were paid to a subsidiary or an intermediate holding company of our company are not included in the amounts above.

(2)

Such director’s fees were paid to Hutchison International Limited, a wholly owned subsidiary of CK Hutchison. Director’s fees received from our subsidiaries during the period she served as director that were paid to a subsidiary or an intermediate holding company of our company are not included in the amounts above.

Equity Compensation Schemes and Other Benefit Plans

We have two share option schemes. We refer to these collectively as the Chi-Med Option Schemes. Our shareholder adopted the first Chi-Med Option Scheme, or the 2005 Chi-Med Option Scheme, in June 2005, and it was subsequently approved by the shareholders of Hutchison Whampoa Limited, our then majority shareholder, in May 2006 and later amended by our board of directors in March 2007. This share option scheme expired in 2016. In April 2015, our shareholders adopted the second Chi-Med Option Scheme, or the 2015 Chi-Med Option Scheme, which was later approved by the shareholders of CK Hutchison, the ultimate parent of our then majority shareholder, in May 2016.

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

Restrictions on Grants. Under the Chi-Med Option Schemes, grants may not be made to independent non-executive directors. Furthermore, those grants may not be made to any of our employees or directors if such person is also a director, chief executive or substantial shareholder of any of our direct or indirect parent companies which is listed on a stock exchange or any of its associates without approval by the independent non-executive directors of such parent company (excluding any independent non-executive director who is a proposed grantee). In addition, approval by our shareholders and the shareholders of such listed parent company is required if an option grant under the Chi-Med Option Schemes is to be made to a substantial shareholder or independent non-executive director of a listed parent company or any of its associates and, upon exercise of such grant and any other grants made during the prior 12-month period to that shareholder, that individual would receive an amount of our ordinary shares equal or greater than 0.1% of our total outstanding shares or with an aggregate value in excess of HK$5 million (equivalent to $0.6 million as of December 31, 2017). The Hutchison MediPharma Option Schemes do not contain these restrictions.

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

Under the LTIP, if a participant’s employment or service with our company or its subsidiaries is terminated for cause or if the participant breaches certain provisions in the LTIP restricting the transfer of awards by grantees and imposing non-competition obligations on grantees, all unvested awards are automatically cancelled. Where a participant’s employment or service ceases for any reason other the reasons listed above (including due to the participant’s resignation, retirement, death or disability or upon the non-renewal of such participant’s employment or service agreement other than for cause), our board of directors may determine at its discretion whether unvested awards shall be deemed vested.

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

Amendment. The Chi-Med Option Schemes require that amendments of a material nature only be made with the approval of our shareholders. The Hutchison MediPharma Option Schemes may be altered by the board of directors of our company or Hutchison MediPharma Holdings, as the case may be, but any amendments which provide a material advantage to grantees cannot take effect without shareholders’ approval.

Our board of directors may alter the LTIP, but amendments which are of a material nature cannot take effect without shareholders’ approval, unless the changes take effect automatically under the terms of the LTIP.

Authorized Shares. Subject to certain adjustments for share splits, share consolidations and other changes in capitalization, the maximum number of shares that may be issued upon exercise of all options granted may not in the aggregate exceed: (i) 4% of our shares outstanding on the date of adoption of the 2015 Chi-Med Option Scheme or (ii) 5% of the shares of Hutchison MediPharma Holdings outstanding on the date of adoption under the 2014 Hutchison MediPharma Option Scheme. In addition, under our 2015 Chi-Med Option Scheme, our board of directors may “refresh” the 4% scheme limit provided that the total number of shares which may be issued upon exercise of all options to be granted under the Chi-Med Option Schemes shall not exceed 10% of our total shares outstanding on such date. Further, the maximum number of shares that may be issued upon exercise of all options granted and not yet exercised under the 2015 Chi-Med Option Scheme, when combined with options granted and not yet exercised under any other schemes of our company or our subsidiaries must not exceed 10% of our shares outstanding on such date.

Share awards under our LTIP may not exceed 5% of our shares outstanding on the adoption date of the LTIP.

Outstanding Awards

In the year ended December 31, 2019, we granted options to purchase an aggregate of 2,315,000 ordinary shares, representing approximately 0.3% of our outstanding share capital, at a weighted average exercise price of £3.18 ($4.13) per share under the 2015 Chi Med Option Scheme. The options expire 10 years from the date of grant.

As of December 31, 2019, the following options were outstanding:

●	options to purchase an aggregate of 1,516,180 ordinary shares, representing approximately 0.2% of our outstanding share capital, at a weighted average exercise price of £0.53 ($0.69) per share under the 2005 Chi Med Option Scheme, and
●	options to purchase an aggregate of 17,916,380 ordinary shares, representing approximately 2.7% of the outstanding share capital, at a weighted average exercise price of £3.50 ($4.55) per share under the 2015 Chi Med Option Scheme.

In the year ended December 31, 2019, we granted awards under our LTIP to 11 senior managers, executives and directors, giving them a conditional right to receive ordinary shares to be purchased by the third-party trustee up to an aggregate maximum cash amount of $652,020. These awards are related to the achievement of performance targets. These LTIP awards vest after three years, subject to the continued employment of the LTIP holder. In the year ended December 31, 2019, we also granted a non-performance LTIP award of $96,154 to a senior executive, which vests after four years subject to the continued employment of the LTIP holder.

As of December 31, 2019, LTIP awards representing a maximum cash amount of $7,030,705 were outstanding.

C.   Board Practices.

Our board of directors consists of ten directors including four executive directors, two non-executive directors and four independent non-executive directors. Pursuant to a relationship agreement dated April 21, 2006, and amended and restated on June 13, 2019, by and between our company and Hutchison Whampoa (China) Limited, a parent company of Hutchison Healthcare Holdings Limited, or the Relationship Agreement, our board of directors must consist of at least one director who is independent of the CK Hutchison group if Hutchison Whampoa (China) Limited is entitled to cast at least 50% votes eligible to be cast on a poll vote at a general meeting of our company. The Relationship Agreement will continue in effect until our ordinary shares cease to be traded on the AIM market or the CK Hutchison group individually or collectively ceases to hold at least 30% of our shares.

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

Board Committees

Our board of directors has established an audit committee, remuneration committee, technical committee and nomination committee.

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

Although we are a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditor, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the governing law or documents of a listed issuer require that any such matter be approved by the board of directors or the shareholders of the company, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Our articles of association provide that the audit committee may only have an advisory role and appointment of our auditor must be decided by our shareholders at our annual general meeting or at a subsequent extraordinary general meeting in each year.

The audit committee formally meets at least twice a year and otherwise as required. The audit committee’s purpose is to oversee our accounting and financial reporting process and the audit of our financial statements. Our audit committee’s primary duties and responsibilities are to:

●	monitor the integrity of our financial statements, our annual and half-year reports and accounts and our announcements of interim or final results;

●	provide advice, where requested by the board of directors, on whether the annual report and accounts, taken as a whole, are fair, balanced and understandable, and provide the information necessary for shareholders to assess our company’s position and performance, business model and strategy;
●	review significant financial reporting issues and the judgments which they contain;
●	review, whenever practicable without being inconsistent with any requirement for prompt reporting under applicable listing rules, other statements containing financial information such as significant financial returns to regulators and release of price sensitive information first where board of director approval is required; and
●	review and challenge where necessary:
●	the consistency of, and any changes to, accounting policies both on a year-on-year basis and across our company;
●	the methods used to account for significant or unusual transactions where different approaches are possible;
●	whether our company has followed appropriate accounting standards and made appropriate estimates and judgments, taking into account the views of the external auditor;
●	the clarity of the disclosure in our financial reports and the context in which statements are made; and
●	all material information presented with the financial statements, such as any operating and financial review and any corporate governance statements (insofar as it relates to the audit and risk management).

In relation to our internal controls and risk management systems, our audit committee, among other things:

●	reviews the effectiveness of our internal control and risk management systems;
●	reviews the policies and procedures for the identification, assessment and reporting of financial and non-financial risks and our management of those risks in accordance with the requirements of the Sarbanes-Oxley Act and other applicable laws, rules and regulations and the applicable requirements of any stock exchange;
●	approves the appointment and removal of the head of the internal audit function;
●	ensures our internal audit function has adequate standing and resources and is free from management or other restrictions;
●	reviews and monitors our executive management’s responsiveness to the findings and recommendations of the internal audit function; and
●	reviews with management and our independent auditors the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures.

In relation to our external auditor, our audit committee, among other things:

●	recommends the appointment, reappointment or removal of the external auditor and considers any issues relating to their resignation, dismissal, remuneration or terms of engagement, subject to approval by the shareholders;
●	considers and monitors the external auditor’s independence, objectivity and effectiveness;
●	reviews and monitors the effectiveness of the audit process, considering relevant ethical or professional requirements;
●	develops and implements policy on the engagement of the external auditor to provide non-audit services, taking into any relevant ethical guidance; and

●	pre-approves the external auditors’ annual audit fees and the nature and scope of proposed audit coverage, subject to approval by our shareholders.

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

Nomination Committee

Our nomination committee consists of all of our directors, with Simon To serving as chairman of the committee. Our nomination committee reviews the structure, size, diversity profile and skills set of the board against its needs and makes recommendations on the composition of the board to achieve our corporate strategy as well as promote shareholder value. It facilitates the board in the conduct of the selection and nomination of directors, makes recommendations to the board on the appointment or reappointment of directors and succession planning for directors. It also assesses director independence having regard to the criteria under the applicable corporate governance code, SEC or stock exchange rules.

U.K. Corporate Governance Code

The U.K. Corporate Governance Code 2018 published by the U.K. Financial Reporting Council, or the 2018 Code, is the primary source of corporate governance standards for all companies with a premium listing on the Official List of the U.K. Financial Conduct Authority, whether incorporated in the United Kingdom or elsewhere, and it is recognized as a best practice for the largest companies by market capitalization on the AIM market of the London Stock Exchange. The 2018 Code is comprised of main and supporting principles of good governance addressing the following areas: (i) board leadership and company purpose; (ii) division of responsibilities; (iii) board composition, succession and evaluation; (iv) audit, risk and internal control; and (v) remuneration. Together with the U.K. Financial Reporting Council’s Guidance on Board Effectiveness (published in July 2018), it also includes detailed recommendations derived from these principles, such as the roles of board chairman and chief executive officer should not be exercised by the same individual and the chairman of the board should ensure that new directors receive a full, formal and tailored induction on joining the board. The 2018 Code applies to accounting periods beginning on or after January 1, 2019. For the year ended December 31, 2019, we have voluntarily complied with many of the principles of the U.K. Corporate Governance Code.

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

Code on Dealings in Shares

Our board of directors has adopted a policy on the handling of material inside information, consisting of information which is either “inside information” under the EU Market Abuse Regulation (Regulation (EU) 596/2014), or MAR, or “material non-public information” under U.S. law. This policy, among other things, prohibits any employees, directors, other persons discharging managerial responsibilities or their connected persons dealing in our securities or their derivatives, or those of our collaborators, business partners, suppliers and customers, while in possession of material inside information. Certain members of our senior management or staff, including persons discharging managerial responsibilities, and their connected persons are subject to additional compliance requirements which are outlined in the code (including but not limited to obtaining written pre-clearance from designated members of management prior to any dealing in any such securities is allowed).

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

D.    Employees.

As of December 31, 2017, 2018 and 2019, we had 590, 714 and 853 full-time employees, respectively. None of our employees are represented by labor unions or covered by collective bargaining agreements. The number of employees by function as of the end of the period for our fiscal years ended December 31, 2017, 2018 and 2019 was as follows:

	2019	2018	2017
By Function:
Innovation Platform	500	418	358
Commercial Platform	315	267	205
Corporate Head Office	38	29	27
Total	853	714	590

As of December 31, 2019, a total of 91 employees on our Innovation Platform’s research and development team have M.D. or Ph.D. degrees. Additionally, our Commercial Platform joint venture Shanghai Hutchison Pharmaceuticals employed a total of 3,002 full time employees, and Hutchison Baiyunshan employed a total of 1,699 full time employees and 3,547 outsourced contract staff, who are mostly sales representatives and manufacturing employees as of December 31, 2019. Their employees are represented by labor unions and covered by collective bargaining agreements. To date, neither Shanghai Hutchison Pharmaceuticals nor Hutchison Baiyunshan has experienced any strikes, labor disputes or industrial actions which had a material effect on their business, and consider their relations with the union and our employees to be good.

E.    Share Ownership.

See Item 6.B. “Compensation” and Item 7 “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders.

We had 666,906,450 ordinary shares outstanding as of December 31, 2019. The following table and accompanying footnotes set forth information relating to the beneficial ownership of our ordinary shares as of December 31, 2019 by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
●	each of our directors; and
●	each of our named executive officers.

Our major shareholders do not have voting rights that are different from our shareholders in general. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

		Number of	Approximate
	Number of	American	Percent of
	Ordinary	Depositary	Issued Share
Name of beneficial owner	Shares Held	Shares Held	Capital**
Executive Officers and Directors:**
Christian Hogg	10,938,020	53,060(1)	1.7%
Johnny Cheng	2,561,460	8,544(1)	*
Simon To	1,800,000	133,237	*
Edith Shih	700,000	100,000	*
Weiguo Su	3,750,000(2)	61,186(1)	*
Dan Eldar	19,000	8,993	*
Tony Mok	—	10,002	*
Paul Carter	35,240	—	*
Karen Ferrante	—	5,785	*
Graeme Jack	—	3,000	*
May Wang	*(2)	*(1)	*
Zhenping Wu	*(2)	*(1)	*
Mark Lee	*(2)	*(1)	*
All Executive Officers and Directors as a Group	22,766,250(3)	395,587(1)	3.7%
Principal Shareholders:
Hutchison Healthcare Holdings Limited(4)	332,478,770	—	49.9%
Capital International Investors(5)	2,423,960	7,947,205	6.3%

*	Less than 1% of our total outstanding ordinary shares.
**	Percentage of beneficial ownership of each listed person or group is based on 666,906,450 ordinary shares outstanding as of December 31, 2019.

(1)	Amount includes ADSs vested under the LTIP.
(2)	Amount includes ordinary shares issuable upon vesting of options within 60 days of December 31, 2019.
(3)	Amount includes ordinary shares and ordinary shares issuable upon vesting of options within 60 days of December 31, 2019 held by our executive officers and directors as group.
(4)	Hutchison Healthcare Holdings Limited, a British Virgin Islands company, is an indirect wholly owned subsidiary of CK Hutchison, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange. The registered address of Hutchison Healthcare Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.
(5)	Based on information included in the Schedule 13G filed by Capital International Investors on February 14, 2020.

As of December 31, 2019, based on public filings with the SEC and on AIM, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above. As of December 31, 2019, there were two ordinary shareholders of record with an address in the United States. Deutsche Bank Trust Company America, as depositary of our ADS program, held 217,497,370 ordinary shares as of that date in the name of DB London (Investors Services) Nominees Limited.

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

B.    Related Party Transactions.

Relationship with CK Hutchison

Letters of awareness with respect to loans

CK Hutchison has provided letters of awareness to certain of our lenders stating that it is aware that loan facilities have been provided to us and that its current intention is that for so long as amounts are outstanding under such loan facilities, it will not reduce its direct or indirect shareholding in our company to below 40% of our issued share capital while such loans are outstanding.

Relationship Agreement with the CK Hutchison group

We entered into a relationship agreement dated April 21, 2006, which was amended and restated on June 13, 2019 with effect from June 3, 2015, with Hutchison Whampoa (China) Limited, which is an indirect wholly owned subsidiary of CK Hutchison, with a view to ensuring that our company is capable of carrying on its business independently of the CK Hutchison group. We refer to this agreement as the Relationship Agreement. The Relationship Agreement provides, among other things, that all transactions between any of us or our joint ventures, on the one hand, and the CK Hutchison group, on the other hand, will be on an arm’s length basis, on normal commercial terms and in a manner consistent with the AIM Rules. The Relationship Agreement further provides that the approval of our board of directors shall be required for any transaction between any of us or our joint ventures, on one hand, and the CK Hutchison group, on the other hand, and that in approving any such transaction, our board of directors must consist of at least one director who is independent of CK Hutchison. Our board of directors must consist of at least one director who is independent of the CK Hutchison group if Hutchison Whampoa (China) Limited is entitled to cast at least 50% votes eligible to be cast on a poll vote at a general meeting of our company, see Item 6.C. “Directors, Senior Management and Employees—Board Practices.” Hutchison Whampoa (China) Limited has also agreed to procure that each member of the Hutchison Whampoa (China) Limited group will not exercise its voting rights and powers so as to amend our memorandum or articles of association in a manner which is inconsistent with the Relationship Agreement. The Relationship Agreement will continue until the first to occur of: (i) our shares ceasing to be traded on the AIM market or (ii) the CK Hutchison group individually or collectively cease to hold or control the exercise of at least 30% or more of the rights to vote at our general meetings.

Products sold to group companies of CK Hutchison

We have entered into agreements with members of the CK Hutchison group, including the retail grocery and pharmacy chains PARKnSHOP and Watsons which are owned and operated by the A.S. Watson Group, an indirect subsidiary of CK Hutchison, in respect of the distribution of certain of our Commercial Platform products. For the year ended December 31, 2019, sales of our products to members of the CK Hutchison group amounted to $7.6 million. In addition, for the year ended December 31, 2019, we paid approximately $0.4 million to members of the CK Hutchison group for the provision of marketing services associated with these products. Our sales to CK Hutchison group companies are made pursuant to purchase orders issued by each purchaser periodically, the terms of which are on an arm’s length basis on normal commercial terms.

See Item 3.D. “Risk Factors—Risks Relating to Our Dependence on Third Parties—There is no assurance that the benefits currently enjoyed by virtue of our association with CK Hutchison will continue to be available” for more information on the risks associated with our relationship with CK Hutchison’s group companies.

Intellectual property licensed by the CK Hutchison group

We conduct our business using trademarks with various forms of the “Hutchison,” “Chi-Med” and “China-MediTech” brands, as well as domain names incorporating some or all of these trademarks. We have entered into a brand license agreement dated April 21, 2006 (as amended and restated on June 13, 2019 with effect from June 3, 2015) with Hutchison Whampoa Enterprises Limited, which is an indirect wholly owned subsidiary of CK Hutchison, pursuant to which we have been granted a non-exclusive, non-transferrable, royalty-free right to use such trademarks, domain names and other intellectual property rights owned by the CK Hutchison group in connection with the operation of our business worldwide. We refer to this amended and restated agreement as the Brand License Agreement. We are also permitted to sub-license such intellectual property rights to our affiliates.

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

Hutchison Whampoa Enterprises Limited may terminate the Brand License Agreement (or any sub-license) if, among other things, we commit a material breach of the agreement, or within any twelve-month period aggregate direct or indirect shareholding in our company held by Hutchison Whampoa Limited, our indirect shareholder, is reduced to less than 40%, 30% or 20%. On termination of the Brand License Agreement, we (and any sub-licensees) must immediately cease using the brands and are obliged to withdraw from sale any products bearing the brands; provided that if the agreement is terminated following a change in Hutchison Whampoa Limited’s aggregate direct or indirect shareholding in our company, we will have a six-month transitional period during which we can continue to use the licensed rights. Hutchison Whampoa Limited’s interest in our company is less than 20%, but we do not anticipate that Hutchison Whampoa Enterprises Limited will terminate such license in the foreseeable future.

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

Sharing of services with the CK Hutchison group

Pursuant to an amended and restated services agreement dated January 1, 2016 between us and Hutchison Whampoa (China) Limited, an indirect wholly owned subsidiary of CK Hutchison, we share certain services with and receive operational support from the CK Hutchison group including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, shared use of accounting software system and related services, participation in the CK Hutchison group’s pension, medical and insurance plans, participation in the CK Hutchison group’s procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. We refer to this amended and restated agreement as the Services Agreement. The Services Agreement replaces our prior services agreement with Hutchison Whampoa (China) Limited, dated April 21, 2006, which had substantially similar terms. We pay a management fee to Hutchison Whampoa (China) Limited for the provision of such services. In addition, we make payments under the Services Agreement to Hutchison Whampoa (China) Limited for our executive offices in Hong Kong. Furthermore, pursuant to the terms of the Services Agreement, Hutchison Whampoa (China) Limited charges us management fees and other costs through Hutchison Healthcare Holdings Limited, its wholly owned subsidiary.

The Services Agreement may be terminated by either party by giving three months’ written notice. Hutchison Whampoa (China) Limited may also immediately terminate if its shareholding in our company falls below 30%. The services provided under the Services Agreement are provided on an arm’s length basis, on normal commercial terms.

Any amount unpaid after 30 days accrues interest at the rate of 1.5% per annum. In the year ended December 31, 2019, we paid a management fee of approximately $0.9 million under the Services Agreement. As of December 31, 2019, we had $0.4 million in unpaid fees outstanding to Hutchison Whampoa (China) Limited.

Relationships with our Joint Ventures

Shanghai Hutchison Pharmaceuticals’ provision of promotion and marketing services to Hutchison Sinopharm. Hutchison Sinopharm entered into an agreement with our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals to provide certain promotion and marketing services within China for Seroquel. Under this agreement, Shanghai Hutchison Pharmaceuticals managed marketing and was paid a service fee for medical sales services, and Hutchison Sinopharm manages distribution and logistics for this product. In May 2019, we received a notice from Luye HK purporting to terminate Shanghai Hutchison Pharmaceuticals’ rights to distribute Seroquel. See Item 4.B. “Business Overview—Our Commercial Platform—Prescription Drug Business—Hutchison Sinopharm” for further details regarding the current status of our Seroquel marketing and distribution rights. Prior to this purported termination, Hutchison Sinopharm paid Shanghai Hutchison Pharmaceuticals $2.7 million in connection with the provision of such services in the year ended December 31, 2019.

Agreements with Our Directors and Executive Officers

Director and Executive Officer Compensation

See Item 6.B. “Compensation—Executive Officer Compensation” and “Compensation—Director Compensation” for a discussion of our compensation of directors and executive officers.

Equity Compensation

See Item 6.B. “Compensation—Equity Compensation Schemes and Other Benefit Plans.”

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see Item 6.B. “Compensation—Executive Officer Compensation—Employment Arrangements with our Executive Officers.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. We also maintain a general liability insurance policy which covers certain liabilities of our directors and executive officers arising out of claims based on acts or omissions in their capabilities as directors or officers.

C.    Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Financial Statements and Other Financial Information.

See Item 18 “Financial Statements.”

A.7  Legal Proceedings.

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

A.8 Dividend Policy.

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

B.    Significant Changes.

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A.4 and Item 9.C.

Our ADSs are listed on the Nasdaq Global Select and our ordinary shares are admitted to trading on the AIM market of the London Stock Exchange under the symbol “HCM.”

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

Under the Foreign Exchange Administration Rules, renminbi is freely convertible for current account items, including the distribution of dividends payments, interest payments, and trade and service-related foreign exchange transactions. Conversion of renminbi for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is still generally subject to the approval or verification of the SAFE.

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

In March 2015, the SAFE released the Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or FIEs, or the Foreign Exchange Capital Settlement Circular, which became effective from June 1, 2015. This circular replaced the SAFE’s previous related circulars, including the Circular on Issues Relating to the Improvement of Business Operation with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign Invested Enterprises. The Foreign Exchange Capital Settlement Circular clarifies that FIEs may settle a specified proportion of their foreign exchange capital in banks at their discretion, and may choose the timing for such settlement. The proportion of foreign exchange capital to be settled at FIEs’ discretion for the time being is 100% and the SAFE may adjust the proportion in due time based on the situation of international balance of payments. The circular also stipulates that FIEs’ usage of capital and settled foreign exchange capital shall comply with relevant provisions concerning foreign exchange control and be subject to the management of a negative list. The FIEs’ capital and Renminbi capital gained from the settlement of foreign exchange capital may not be directly or indirectly used for expenditure beyond the business scope of the FIEs or as prohibited by laws and regulations of the PRC. Such capital also may not be directly or indirectly used for issuing renminbi entrusted loans except as permitted by the business scope of the FIE, for repaying inter-enterprise borrowings including any third-party advance, or for repaying the bank loans denominated in renminbi that have been sub-lent to a third party.

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

For more information about foreign exchange control, see Item 3.D. “Risk Factors—Other Risks and Risks Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.”

E.    Taxation

The following is a general summary of certain PRC, Hong Kong, Cayman Islands and U.S. federal income tax consequences relevant to the acquisition, ownership and disposition of our ADSs. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular individual. The discussion is based on laws and relevant interpretations thereof in effect as of March 1, 2020, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the PRC, Hong Kong, the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

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

An enterprise incorporated outside of the PRC whose “de facto management bodies” are located in the PRC is considered a “resident enterprise” and will be subject to a uniform EIT rate of 25% on its global income. In April 2009, the SAT, in Circular 82, specified certain criteria for the determination of what constitutes “de facto management bodies.” If all of these criteria are met, the relevant foreign enterprise will be deemed to have its “de facto management bodies” located in the PRC and therefore be considered a resident enterprise in the PRC. These criteria include: (a) the enterprise’s day-to-day operational management is primarily exercised in the PRC; (b) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in the PRC; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in the PRC; and (d) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. In addition, an enterprise established outside the PRC which meets all of the aforesaid requirements is expected to make an application for the classification as a “resident enterprise” and this will ultimately be confirmed by the province-level tax authority. Although Circular 82 only applies to foreign enterprises that are majority-owned and controlled by PRC enterprises, not those owned and controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may be adopted by the PRC tax authorities as the test for determining whether the enterprises are PRC tax residents, regardless of whether they are majority-owned and controlled by PRC enterprises. However, it is not entirely clear how the PRC tax authorities will determine whether a non-PRC entity (that has not already been notified of its status for EIT purposes) will be classified as a “resident enterprise” in practice.

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

The MOF, and the SAT jointly promulgated the Circular on Comprehensively Promoting the Pilot Program of the Collection of VAT in Lieu of Business Tax, or the 2016 VAT Circular, on March 23, 2016, which came into effect on May 1, 2016. Pursuant to the 2016 VAT Circular, the sale of services, intangible assets or real property within the PRC (including when either party of a transaction is within the PRC unless in specified situations) is subject to VAT instead of Business Tax, with VAT rates being 6%, 11% or 17% and could be zero for certain specified cross border taxable items/services, in accordance with the relevant regulations. Certain specified technology transfer/development related income are exempt from VAT, subject to approval of relevant tax authorities. According to the Notice of the MOF and the SAT on Adjusting VAT Rates, which was promulgated on April 4, 2018 and became effective on May 1, 2018, the VAT rates are revised to 6%, 10% or 16%. The Public Notice regarding certain Policies for Deepening the VAT Reform was promulgated on March 20, 2019 and became effective on April 1, 2019, whereby VAT rates are further revised to 6%, 9% or 13%.

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

Hong Kong Taxation

Profits Tax

Hutchison China MediTech Limited is a Hong Kong tax resident. Hong Kong tax residents are subject to Hong Kong Profits Tax in respect of profits arising in or derived from Hong Kong at the current rate of 16.5% (except portions eligible for the two-tiered profits tax as discussed above). Dividend income earned by a Hong Kong tax resident is generally not subject to Hong Kong Profits Tax.

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

Material U.S. Federal Income Tax Considerations

The following summary, subject to the limitations set forth below, describes the material U.S. federal income tax consequences for a U.S. Holder (as defined below) of the acquisition, ownership and disposition of ordinary shares and ADSs. This discussion is limited to U.S. Holders who hold such ordinary shares or ADSs as capital assets (generally, property held for investment). For purposes of this summary, a “U.S. Holder” is a beneficial owner of an ordinary share or ADS that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof, or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust if (i) it has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions.

Except as explicitly set forth below, this summary does not address aspects of U.S. federal income taxation that may be applicable to U.S. Holders subject to special rules, including:

●	banks or other financial institutions;
●	insurance companies;
●	real estate investment trusts;
●	regulated investment companies;
●	grantor trusts;
●	tax-exempt organizations;
●	persons holding our ordinary shares or ADSs through a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or S corporation;
●	dealers or traders in securities, commodities or currencies;
●	persons whose functional currency is not the U.S. dollar;
●	certain former citizens and former long-term residents of the United States;

●	persons holding our ordinary shares or ADSs as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes; or
●	direct, indirect or constructive owners of 10% or more of our equity (by vote or value).

In addition, this summary does not address the U.S. federal estate and gift tax or the alternative minimum tax consequences of the acquisition, ownership, and disposition of our ordinary shares or ADSs. We have not received nor do we expect to seek a ruling from the U.S. Internal Revenue Service, or the IRS, regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each prospective investor should consult its own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our ordinary shares and ADSs.

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

Taxation of Dividends

As described in “Dividend Policy” above, we do not currently anticipate paying any distributions on our ordinary shares or ADSs in the foreseeable future. However, to the extent there are any distributions made with respect to our ordinary shares or ADSs, and subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of any such distribution (including withheld taxes, if any) made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs, as applicable, and thereafter as capital gain. However, because we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles, U.S. Holders should expect to treat distributions paid with respect to our ordinary shares and ADSs as dividends. Dividends paid to corporate U.S. Holders generally will not qualify for the dividends received deduction that may otherwise be allowed under the Code. This discussion assumes that distributions made by us, if any, will be paid in U.S. dollars.

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

Non-corporate U.S. Holders will not be eligible for reduced rates of U.S. federal income taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year unless, under certain circumstances, the “deemed sale election” described below under “—Passive Foreign Investment Company Considerations—Status as a PFIC” has been made.

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

Additional Tax on Net Investment Income

An additional 3.8% tax is imposed on the “net investment income” of certain U.S. citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” would generally include dividends on and gains from the sale or other disposition of ordinary shares or ADSs. You should consult your own tax advisor regarding the application of this tax.

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

Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. Under this rule, we should be deemed to own a proportionate share of the assets and to have received a proportionate share of the income of our principal subsidiaries, including Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited and Shanghai Hutchison Pharmaceuticals Limited, for purposes of the PFIC determination.

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

If we are classified as a PFIC and then cease to be so classified, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s ordinary shares or ADSs on the last day of our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election would then cease to be treated as owning stock in a PFIC. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above and loss would not be recognized.

PFIC “mark-to-market” election

In certain circumstances, a holder of “marketable stock” of a PFIC can avoid certain of the adverse rules described above by making a timely mark-to-market election with respect to such stock. For purposes of these rules “marketable stock” is stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations. A “qualified exchange” includes a national securities exchange that is registered with the SEC.

A U.S. Holder that makes a timely mark-to-market election must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the U.S. Holder’s ordinary shares or ADSs that are “marketable stock” at the close of the taxable year over the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs over their fair market value at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains previously included in income pursuant to the timely mark-to-market election. The adjusted tax basis of a U.S. Holder’s ordinary shares or ADSs with respect to which the timely mark-to-market election applies would be adjusted to reflect amounts included in gross income or allowed as a deduction because of such election. If a U.S. Holder makes an effective mark-to-market election with respect to our ordinary shares or ADSs, gains from an actual sale or other disposition of such ordinary shares or ADSs in a year in which we are a PFIC would be treated as ordinary income, and any losses incurred on such sale or other disposition would be treated as ordinary losses to the extent of any net mark-to-market gains previously included in income.

If we are classified as a PFIC for any taxable year in which a U.S. Holder owns ordinary shares or ADSs but before a timely mark-to-market election is made, the adverse PFIC rules described above will apply to any mark-to-market gain recognized in the year the election is made. Otherwise, a timely mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for purposes of the mark-to-market election. Consequently, if the ADSs continue to be so listed, and are “regularly traded” for purposes of these rules (for which no assurance can be given) we expect that the mark-to-market election would be available to a U.S. Holder with respect to our ADSs.

A mark-to-market election is not permitted for the shares of any of our subsidiaries that are also classified as PFICs. Prospective investors should consult their own tax advisors regarding the availability of, and the procedure for, and the effect of making, a mark-to-market election, and whether making the election would be advisable, including in light of their particular circumstances.

PFIC “QEF” election

In some cases, a shareholder of a PFIC can avoid the interest charge and the other adverse PFIC tax consequences described above by obtaining certain information from the PFIC and by making a timely QEF election to be taxed currently on its share of the PFIC’s undistributed income. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a timely QEF election if we were classified as a PFIC.

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

U.S. Backup Withholding and Information Reporting and Filing Requirements

Backup withholding and information reporting requirements may apply to distributions on, and proceeds from the sale or disposition of, ordinary shares and ADSs that are held by U.S. Holders. The payor will be required to withhold tax (currently at a rate of 24%) on such payments made within the United States, or by a U.S. payor or a U.S. intermediary (and certain subsidiaries thereof) to a U.S. Holder, other than an exempt recipient, if the U.S. Holder is not otherwise exempt and:

●	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

●	the holder furnishes an incorrect taxpayer identification number;
●	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or
●	the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability (if any) or refunded provided the required information is furnished to the IRS in a timely manner. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

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

F.    Dividends and Payment Agents.

Not applicable.

G.    Statement by Experts.

Not applicable.

H.    Documents on Display.

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. Shareholders may access our reports and other information filed with the SEC by viewing them on the SEC’s website, at www.sec.gov. We also make available on our website’s investor relations page, free of charge, our annual report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The address for our investor relations page is www.chi-med.com/investors. The information contained on our website is not incorporated by reference in this annual report.

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
●     To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
Up to $0.05 per ADS issued
● Cancellation or withdrawal of ADSs, including the case of termination of the deposit agreement	Up to $0.05 per ADS cancelled
● Distribution of cash dividends	Up to $0.05 per ADS held
● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to $0.05 per ADS held
● Distribution of ADSs pursuant to exercise of rights	Up to $0.05 per ADS held
● Depositary services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank (an annual fee)

ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, ordinary shares deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

ITEM 15. CONTROLS AND PROCEDURES

A.    Evaluation of Disclosure Controls and Procedures.

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure. Based on such evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.

B.    Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

C.    Attestation Report of the Independent Registered Public Accounting Firm.

Our independent registered public accounting firm, PricewaterhouseCoopers, has audited the effectiveness of our internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page F-2 of this annual report.

D.    Changes in Internal Control over Financial Reporting.

There were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2019 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by PricewaterhouseCoopers for certain services rendered to our company, including some of our subsidiaries and joint ventures, during 2018 and 2019.

	For the year ended
	December 31,
	2019	2018
	(in thousands)
Audit fees(1)	3,586	2,383
Tax fees(2)	51	97
Other service fees(3)	90	95
Total(4)	3,727	2,575

(1)“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by PricewaterhouseCoopers for the audit of our annual financial statements and review of our interim financial statements, filing of our Form S-8 and professional services paid by us in connection with follow-on offerings in the United States and preparation for another capital market transaction.
(2)“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by PricewaterhouseCoopers for tax compliance and tax advice.

(3)“Other service fees” means the aggregate fees billed for professional services rendered by PricewaterhouseCoopers for information technology system and security review.
(4)The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled approximately $118,000 and $237,000 in 2018 and 2019, respectively.

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

Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors. Nor does Cayman Islands law impose specific requirements on the establishment of a remuneration committee or nominating committee or nominating process. We voluntarily comply with certain principles of the U.K. Corporate Governance Code. See Item 6.C. “Board Practice—U.K. Corporate Governance Code” for more details.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the consolidated financial statements of our two non-consolidated joint ventures, Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan, and our former non-consolidated joint venture Nutrition Science Partners, are included at the end of this annual report.

The consolidated financial statements of Nutrition Science Partners relating to the period ended December 9, 2019 included herein are not the Hong Kong statutory annual financial statements of Nutrition Science Partners for the year ended December 31, 2019. As Nutrition Science Partners is a private company, it is not required to deliver its financial statements with its annual returns to the Hong Kong Registrar of Companies and has not done so. Nutrition Science Partners’ auditor has separately reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance Cap. 622.

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
2.3*

Form of Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.3 to Amendment No. 2 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on February 11, 2016)

4.1*+

License and Collaboration Agreement by and between Hutchison MediPharma Limited and AstraZeneca AB (publ) dated as of December 21, 2011 (incorporated by reference to Exhibit 4.1 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.2*+

Amended and Restated Exclusive License and Collaboration Agreement by and among Hutchison MediPharma Limited, Eli Lilly Trading (Shanghai) Company Limited and Hutchison China MediTech Limited dated as of October 8, 2013 (incorporated by reference to Exhibit 4.2 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.3*+

Joint Venture Agreement by and among Hutchison MediPharma (Hong Kong) Limited, Nestlé Health Science S.A., Nutrition Science Partners Limited and Hutchison China MediTech Limited dated as of November 27, 2012 (incorporated by reference to Exhibit 4.4 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.4*+

English translation of Sino-Foreign Joint Venture Contract by and between Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited and Hutchison Chinese Medicine (Guangzhou) Investment Limited dated as of November 28, 2004 (incorporated by reference to Exhibit 4.5 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.5*+

English translation of Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Hutchison Chinese Medicine (Shanghai) Investment Limited dated as of January 6, 2001 (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.6*

English translation of First Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Hutchison Chinese Medicine (Shanghai) Investment Limited dated as of July 12, 2001 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.7*

English translation of Second Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai Hutchison Chinese Medicine (HK) Investment Limited dated as of November 5, 2007 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.8*

English translation of Third Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai Hutchison Chinese Medicine (HK) Investment Limited dated as of June 19, 2012 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.9*+

English translation of Fourth Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai Hutchison Chinese Medicine (HK) Investment Limited dated as of March 8, 2013 (incorporated by reference to Exhibit 4.10 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.10*

English translation of Sino-Foreign Joint Venture Contract by and between Sinopharm Group Co. Ltd. and Hutchison Chinese Medicine GSP (HK) Holdings Limited dated as of December 18, 2013 (incorporated by reference to Exhibit 4.11 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.11*

Form of Executive Employment Agreement for Hutchison China MediTech (HK) Limited executive officers (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.12*

English translation of Form of Executive Employment Agreement for Hutchison MediPharma Limited executive officers (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.13*

Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.14*+

First Amendment to License and Collaboration Agreement by and between Hutchison MediPharma Limited and AstraZeneca (publ) dated as of August 1, 2016 (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F filed with the SEC on March 13, 2017)

4.15*+

First Amendment to the Amended and Restated Exclusive License and Collaboration Agreement by and among Lilly (Shanghai) Management Company Limited, Hutchison MediPharma Limited and Hutchison China MediTech Limited dated as of December 18, 2018 (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F filed with the SEC on March 11, 2019)

8.1**	List of Significant Subsidiaries of the Company
12.1**	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2**	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1†	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2†	Certification of Acting Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1**	Consent of PricewaterhouseCoopers, an independent registered accounting firm, regarding the consolidated financial statements of Hutchison China MediTech Limited
15.2**	Consent of PricewaterhouseCoopers, an independent registered accounting firm, regarding the consolidated financial statements of Nutrition Science Partners Limited
15.3**	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent accountants, regarding the consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited
15.4**	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent accountants, regarding the consolidated financial statements of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited
15.5**	Consent of Conyers Dill & Pearman
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definitions Linkbase Document
104**	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*      Previously filed.

**    Filed herewith.

†      Furnished herewith.

+     Confidential treatment previously requested and granted as to portions of the exhibit. Confidential materials have been submitted separately to the SEC.

#      Portions of the exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the company if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hutchison China MediTech Limited

	By:	/s/ CHRISTIAN HOGG
		Name:	Christian Hogg
		Title:	Chief Executive Officer
Date: March 3, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Hutchison China MediTech Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Hutchison China MediTech Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Principal versus agent assessment on revenue recognition

As described in Noted 3 and Note 19 to the consolidated financial statements, net service income arising from the net fee-for-service revenue model in the Company’s Commercial Platform of US$2.6 million was recorded for the year ended December 31, 2019, representing 1.3% of total revenue of the Company. Management assessed the principal versus agent considerations under Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), in particular the control of the goods before delivery to the customers and inventory risk, and concluded that the Company is an agent under the relevant distribution arrangements in certain cities in the People’s Republic of China (the “PRC”).

The principal considerations for our determination that performing procedures relating to the principal versus agent assessment on revenue recognition is a critical audit matter are (i) there was significant judgment by management when determining whether the Company is an agent in the relevant distribution arrangements, which in turn led to a high degree of auditor judgement and effort in performing procedures to evaluate the analysis made by management and (ii) the gross versus net impact to the presentation of the revenue in the consolidated statement of operation is material.

Addressing the matter involved performing procedures and evaluating audit evidence, in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the management’s review process on the assessment on principal versus agent analysis and the quantification of service income recorded in the consolidated statement of operation. The procedures also included, among others, reading the distribution agreements entered with the relevant counterparties, evaluating management’s assessment on the principal versus agent analysis and assessing the appropriateness of the financial statements presentation of revenue.

Assessment on the valuation of Seroquel-related balances

As described in Note 27 to the consolidated financial statements, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Company during the year purporting to terminate a distribution agreement that granted the Company exclusive commercial rights to Seroquel in the PRC (the “Distribution Agreement”), on the basis of failure to meet a pre-specific target. As disclosed by management, the Company disagreed with this assertion and believed that Luye had no basis for termination. Accordingly, the Company commenced legal proceedings in 2019 in order to compel Luye to comply with its obligations under the Distribution Agreement, or alternatively compensate the Company’s damages. The legal proceedings are still in progress. Management has assessed and concluded that no adjustment is required for all Seroquel-related balances as at December 31, 2019, including accounts receivable, long-term prepayment, accounts payable and other payables of US$1.1 million (asset), US$1.1 million (asset), US$0.9 million (liability) and US$1.1 million (liability), respectively.

The principal considerations for our determination that performing procedures relating to the assessment on the valuation of Seroquel-related balances pursuant to the termination notice from Luye is a critical audit matter are that there was significant judgment by management when determining whether the Company is legally entitled to continue the Seroquel distribution agreement, which in turn led to a high degree of auditor judgment and effort in evaluating management’s assessment associated with the purported termination notice that Luye issued to the Company.

Addressing the matter involved performing procedures and evaluating audit evidence, in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment on the valuation of Seroquel-related balances, including controls over determining whether the Company is legally entitled to continue the Seroquel distribution agreement, as well as financial statement disclosures. These procedures also included, among others, discussing with management on the latest negotiation and the litigation status; obtaining and evaluating the legal opinion from the external legal counsel and correspondence between the Company and Luye to support assumptions in the assessment; obtaining and evaluating the letters of audit inquiry with external legal counsel; evaluating the competence, capability and objectivity of the external legal counsel; evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable; performing subsequent event procedures for any newly available information after year end; and evaluating the sufficiency of the Company’s disclosures on this matter.

/s/ PricewaterhouseCoopers

Hong Kong

March 3, 2020

We have served as the Company’s auditor since 2005, which includes periods before the Company became subject to SEC reporting requirements.

Hutchison China MediTech Limited

Consolidated Balance Sheets

(in US$’000, except share data)

		December 31,
	Note	2019	2018
Assets
Current assets
Cash and cash equivalents	5	121,157	86,036
Short-term investments	6	96,011	214,915
Accounts receivable—third parties	7	41,410	40,176
Accounts receivable—related parties	22(ii)	1,844	2,782
Other receivables, prepayments and deposits	8	15,769	13,434
Amounts due from related parties	22(ii)	24,623	889
Inventories	9	16,208	12,309
Total current assets		317,022	370,541
Property, plant and equipment	10	20,855	16,616
Right-of-use assets	11	5,516	—
Leasehold land		1,110	1,174
Goodwill		3,112	3,186
Long-term prepayment		1,103	1,356
Other intangible asset		275	347
Deferred tax assets	23(ii)	815	580
Investments in equity investees	12	98,944	138,318
Amount due from a related party	22(ii)	16,190	—
Deferred issuance cost		180	—
Total assets		465,122	532,118
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	13	23,961	25,625
Other payables, accruals and advance receipts	14	81,624	56,327
Lease liabilities	11	3,216	—
Income tax payable	23(iii)	1,828	555
Deferred revenue	19	2,106	2,540
Amounts due to related parties	22(ii)	366	432
Total current liabilities		113,101	85,479
Lease liabilities	11	3,049	—
Deferred tax liabilities	23(ii)	3,158	4,836
Long-term bank borrowings	15	26,818	26,739
Deferred revenue	19	133	408
Other non-current liabilities		5,960	2,401
Total liabilities		152,219	119,863
Commitments and contingencies	16

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 666,906,450 and 666,577,450 shares issued at December 31, 2019 and 2018 respectively	17	66,691	66,658
Additional paid-in capital		514,904	505,585
Accumulated losses		(289,734)	(183,004)
Accumulated other comprehensive loss		(3,849)	(243)
Total Company’s shareholders’ equity		288,012	388,996
Non-controlling interests		24,891	23,259
Total shareholders’ equity		312,903	412,255
Total liabilities and shareholders’ equity		465,122	532,118

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Operations

(in US$’000, except share and per share data)

		Year Ended December 31,
	Note	2019	2018	2017
Revenues
Goods—third parties		175,990	156,234	194,860
—related parties	22(i)	7,637	8,306	8,486
Services—commercialization—third parties		2,584	11,660	1,860
—collaboration research and development—third parties		15,532	17,681	16,858
—research and development—related parties	22(i)	494	7,832	9,682
Other collaboration revenue—royalties—third parties		2,653	261	—
—licensing—third parties		—	12,135	9,457
Total revenues	19	204,890	214,109	241,203
Operating expenses
Costs of goods—third parties		(152,729)	(129,346)	(168,331)
Costs of goods—related parties		(5,494)	(5,978)	(6,056)
Costs of services—commercialization—third parties		(1,929)	(8,620)	(1,433)
Research and development expenses	20	(138,190)	(114,161)	(75,523)
Selling expenses		(13,724)	(17,736)	(19,322)
Administrative expenses		(39,210)	(30,909)	(23,955)
Total operating expenses		(351,276)	(306,750)	(294,620)
		(146,386)	(92,641)	(53,417)
Other income/(expense)
Interest income	25	4,944	5,978	1,220
Other income		1,855	1,798	808
Interest expense	25	(1,030)	(1,009)	(1,455)
Other expense		(488)	(781)	(692)
Total other income/(expense)		5,281	5,986	(119)
Loss before income taxes and equity in earnings of equity investees		(141,105)	(86,655)	(53,536)
Income tax expense	23(i)	(3,274)	(3,964)	(3,080)
Equity in earnings of equity investees, net of tax	12	40,700	19,333	33,653
Net loss		(103,679)	(71,286)	(22,963)
Less: Net income attributable to non-controlling interests		(2,345)	(3,519)	(3,774)
Net loss attributable to the Company		(106,024)	(74,805)	(26,737)
Losses per share attributable to the Company—basic and diluted (US$ per share)	24	(0.16)	(0.11)	(0.04)
Number of shares used in per share calculation—basic and diluted	24	665,683,145	664,263,820	617,171,710

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Comprehensive Loss

(in US$’000)

	Year Ended December 31,
	2019	2018	2017
Net loss	(103,679)	(71,286)	(22,963)
Other comprehensive (loss)/income
Foreign currency translation (loss)/gain	(4,331)	(6,626)	10,964
Total comprehensive loss	(108,010)	(77,912)	(11,999)
Less: Comprehensive income attributable to non-controlling interests	(1,620)	(2,566)	(5,033)
Total comprehensive loss attributable to the Company	(109,630)	(80,478)	(17,032)

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Changes in Shareholders’ Equity

(in US$’000, except share data in ’000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-	Total
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Shareholders’
	Number	Value	Capital	Losses	(Loss)/Income	Equity	Interests	Equity
As at January 1, 2017	607,058	60,706	208,196	(80,357)	(4,275)	184,270	19,790	204,060
Net (loss)/income	—	—	—	(26,737)	—	(26,737)	3,774	(22,963)
Issuance in relation to public offering	56,849	5,685	295,615	—	—	301,300	—	301,300
Issuance costs	—	—	(8,610)	—	—	(8,610)	—	(8,610)
Issuances in relation to share option exercises	563	56	324	—	—	380	—	380
Share-based compensation
Share options	—	—	1,255	—	—	1,255	3	1,258
Long-term incentive plan (“LTIP”)	—	—	1,537	—	—	1,537	1	1,538
	—	—	2,792	—	—	2,792	4	2,796
LTIP—treasury shares acquired and held by Trustee	—	—	(1,367)	—	—	(1,367)	—	(1,367)
Dividends declared to non-controlling shareholders of subsidiaries	—	—	—	—	—	—	(1,594)	(1,594)
Transfer between reserves	—	—	10	(10)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	9,705	9,705	1,259	10,964
As at December 31, 2017	664,470	66,447	496,960	(107,104)	5,430	461,733	23,233	484,966
Impact of change in accounting policy (Note 3)	—	—	—	(1,080)	—	(1,080)	(3)	(1,083)
As at January 1, 2018	664,470	66,447	496,960	(108,184)	5,430	460,653	23,230	483,883
Net (loss)/income	—	—	—	(74,805)	—	(74,805)	3,519	(71,286)
Issuances in relation to share option exercises	2,107	211	2,952	—	—	3,163	—	3,163
Share-based compensation
Share options	—	—	7,885	—	—	7,885	18	7,903
LTIP	—	—	3,224	—	—	3,224	9	3,233
	—	—	11,109	—	—	11,109	27	11,136
LTIP—treasury shares acquired and held by Trustee	—	—	(5,451)	—	—	(5,451)	—	(5,451)
Dividend declared to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	(2,564)	(2,564)
Transfer between reserves	—	—	15	(15)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(5,673)	(5,673)	(953)	(6,626)
As at December 31, 2018	666,577	66,658	505,585	(183,004)	(243)	388,996	23,259	412,255
Impact of change in accounting policy (Note 3)	—	—	—	(655)	—	(655)	(16)	(671)
As at January 1, 2019	666,577	66,658	505,585	(183,659)	(243)	388,341	23,243	411,584
Net (loss)/income	—	—	—	(106,024)	—	(106,024)	2,345	(103,679)
Issuances in relation to share option exercises	329	33	218	—	—	251	—	251
Share-based compensation
Share options	—	—	7,157	—	—	7,157	16	7,173
LTIP	—	—	2,239	—	—	2,239	12	2,251
	—	—	9,396	—	—	9,396	28	9,424
LTIP—treasury shares acquired and held by Trustee	—	—	(346)	—	—	(346)	—	(346)
Transfer between reserves	—	—	51	(51)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(3,606)	(3,606)	(725)	(4,331)
As at December 31, 2019	666,906	66,691	514,904	(289,734)	(3,849)	288,012	24,891	312,903

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Year Ended December 31,
	Note	2019	2018	2017
Net cash used in operating activities	26	(80,912)	(32,847)	(8,943)
Investing activities
Purchases of property, plant and equipment		(8,565)	(6,364)	(5,019)
Deposits in short-term investments		(478,140)	(903,551)	(325,032)
Proceeds from short-term investments		597,044	961,667	76,271
Purchase of a subsidiary company	2	(8,080)	—	—
Cash acquired in purchase of a subsidiary company		16,769	—	—
Investment in an equity investee		—	(8,000)	(7,000)
Net cash generated from/(used in) investing activities		119,028	43,752	(260,780)
Financing activities
Proceeds from issuance of ordinary shares		251	3,868	301,680
Purchases of treasury shares	18(ii)	(346)	(5,451)	(1,367)
Dividends paid to non-controlling shareholders of subsidiaries		(1,282)	(1,282)	(1,594)
Repayment of loan to a non-controlling shareholder of a subsidiary		—	(1,550)	—
Proceeds from bank borrowings		26,807	26,923	32,540
Repayment of bank borrowings		(26,923)	(30,000)	(49,487)
Payment of issuance and other costs		—	(739)	(8,576)
Net cash (used in)/generated from financing activities		(1,493)	(8,231)	273,196
Net increase in cash and cash equivalents		36,623	2,674	3,473
Effect of exchange rate changes on cash and cash equivalents		(1,502)	(1,903)	2,361
		35,121	771	5,834
Cash and cash equivalents
Cash and cash equivalents at beginning of year		86,036	85,265	79,431
Cash and cash equivalents at end of year		121,157	86,036	85,265
Supplemental disclosure for cash flow information
Cash paid for interest		917	979	763
Cash paid for tax, net of refunds	23(iii)	3,249	3,752	3,836
Supplemental disclosure for non-cash activities
Accruals made for purchases of property, plant and equipment		1,068	138	1,054
Vesting of treasury shares for LTIP	18(ii)	944	731	1,800
Accrued issuance costs for public offering		—	—	34

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Notes to the Consolidated Financial Statements

1. Organization and Nature of Business

Hutchison China MediTech Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investees have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC and Hong Kong.

The Company was incorporated in the Cayman Islands on December 18, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision), Chapter 22 of the Cayman Islands. The address of its registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Company’s ordinary shares are listed on the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”), each representing five ordinary shares, are traded on the Nasdaq Global Select Market.

Liquidity

As at December 31, 2019, the Group had accumulated losses of US$289,734,000, primarily due to its spending in drug research and development (“Drug R&D”) activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at December 31, 2019, the Group had cash and cash equivalents of US$121,157,000, short-term investments of US$96,011,000 and unutilized bank borrowing facilities of US$119,359,000. Short-term investments comprised of bank deposits maturing over three months. The Group’s operating plan includes the continued receipt of dividends from certain of its equity investees. Dividends received from equity investees for the years ended December 31, 2019, 2018 and 2017 were US$28,135,000, US$35,218,000 and US$55,586,000 respectively.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used).

2. Particulars of Principal Subsidiaries and Equity Investees

		Equity interest
	Place of	attributable to
	establishment	the Group
	and	December 31,
Name	operations	2019	2018	Principal activities
Subsidiaries
Hutchison MediPharma Limited (“HMPL”)	PRC	99.75%	99.75%	Research, development, manufacture and commercialization of pharmaceutical products
Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited (“HSPL”) (note (a))	PRC	50.87%	51%	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Hain Organic (Hong Kong) Limited (“HHOL”) (note (b))	Hong Kong	50%	50%	Wholesale and trading of healthcare and consumer products
Hutchison Hain Organic (Guangzhou) Limited (“HHOGZL”) (note (b))	PRC	50%	50%	Wholesale and trading of healthcare and consumer products
Hutchison Healthcare Limited	PRC	100%	100%	Manufacture and distribution of healthcare products
Hutchison Consumer Products Limited	Hong Kong	100%	100%	Wholesale and trading of healthcare and consumer products
Nutrition Science Partners Limited (“NSPL”) (note (c))	Hong Kong	99.75%	—	Research and development of pharmaceutical products
Equity investees
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	PRC	50%	50%	Manufacture and distribution of prescription drug products
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”) (note (d))	PRC	40%	40%	Manufacture and distribution of over-the-counter drug products
NSPL (note (c))	Hong Kong	—	49.88%	Research and development of pharmaceutical products

Notes:

(a)	In November 2019, a subsidiary of the Group transferred its 51% shareholding in HSPL to HMPL. Afterwards, the effective equity interest of the Group in HSPL changed to 50.87% as at December 31, 2019.
(b)	HHOL and HHOGZL are regarded as subsidiaries of the Company, as while both shareholders of these subsidiaries have equal representation at their respective boards, in the event of a deadlock, the Group has a casting vote and is therefore able to unilaterally control the financial and operating policies of HHOL and HHOGZL.
(c)	As at December 31, 2018, the 50% equity interest in NSPL was held by a 99.75% owned subsidiary of the Group. The effective equity interest of the Group in NSPL was therefore 49.88%. In December 2019, the Group acquired the remaining 50% shareholding in NSPL from the equity investee partner for a consideration of approximately US$8.1 million. Afterwards, the effective equity interest of the Group in NSPL changed to 99.75% as at December 31, 2019.
(d)	The 50% equity interest in HBYS is held by an 80% owned subsidiary of the Group. The effective equity interest of the Group in HBYS is therefore 40% for the years presented.

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Additionally, estimates are used in determining items such as useful lives of property, plant and equipment, write-down of inventories, allowance for doubtful accounts, share-based compensation, impairments of long-lived assets, impairment of other intangible asset and goodwill, income tax expenses, tax valuation allowances, revenues and cost accruals from research and development projects. Actual results could differ from those estimates.

Foreign Currency Translation

The Company’s presentation currency is the U.S. dollar (“US$”). The financial statements of the Company and its subsidiaries with a functional currency other than the US$ have been translated into the Company’s presentation currency. All assets and liabilities of the subsidiaries are translated using year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in accumulated other comprehensive (loss)/income in shareholders’ equity.

Net foreign currency exchange gains of US$246,000 and net foreign exchanges losses of US$233,000 and US$316,000 were recorded in other income and other expense in the consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017 respectively.

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

Foreign Currency Risk

The Group’s operating transactions and its assets and liabilities  in the PRC are mainly denominated in Renminbi (“RMB”), which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents denominated in RMB are subject to government controls. The value of the RMB is subject to fluctuations from central government policy changes and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to complete the remittance.

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

Ordinary Shares

The Company’s ordinary shares are stated at par value of US$0.10 per ordinary share. The difference between the consideration received, net of issuance cost, and the par value is recorded in additional paid-in capital.

Treasury Shares

The Group accounts for treasury shares under the cost method. The treasury shares are purchased for the purpose of the LTIP and held by a trustee appointed by the Group (the “Trustee”) prior to vesting.

Share-Based Compensation

Share options

The Group recognizes share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the Polynomial model. This Polynomial pricing model uses various inputs to measure fair value, including estimated market value of the Company’s underlying ordinary shares at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The Group recognizes share-based compensation expense in the consolidated statements of operations on a graded vesting basis over the requisite service period, and accounts for forfeitures as they occur.

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

These LTIP awards are classified as liability-settled awards before the determination date (i.e. the date when the achievement of any performance conditions are known), as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment of the achievement of the performance targets has been assigned to calculate the amount to be recognized as an expense over the requisite period.

After the determination date or if the LTIP awards have no performance conditions, the LTIP awards are classified as equity-settled awards. If the performance target is achieved, the Group will pay the determined monetary amount to the Trustee to purchase ordinary shares of the Company or the equivalent ADS. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no ordinary shares or ADS of the Company will be purchased and the amount previously recorded in the liability will be reversed and included in the consolidated statements of operations.

Defined Contribution Plans

The Group’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Group’s subsidiaries in the PRC to pay the local labor and social welfare authority’s monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Group’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred.

The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside the PRC. The defined contribution plans are generally funded by the relevant companies and by payments from employees.

The Group’s contributions to defined contribution plans for the years ended December 31, 2019, 2018 and 2017 amounted to US$3,479,000, US$2,878,000 and US$2,092,000 respectively.

Revenue Recognition

Summary of impact of applying Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (Topic 606) (“ASC 606”)

The Group applied ASC 606 to all contracts at the date of initial application of January 1, 2018. As a result, the Group has changed its accounting policy for revenue recognition as detailed below. The Group applied ASC 606 using the modified retrospective method by recognizing the cumulative effect as an adjustment to opening accumulated losses at January 1, 2018. The comparative information prior to January 1, 2018 has not been adjusted and continues to be reported under ASC 605, Revenue Recognition (Topic 605) (“ASC 605”).

The Group assessed its license and collaboration contracts under ASC 606. Refer to Note 19. As a result of this assessment, the Group recorded an aggregate US$1.1 million deferral of revenue as a cumulative adjustment to opening accumulated losses upon adoption.

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

Under the Group’s previous accounting policy, deferred revenue comprised deferred upfront payments from the Group’s license and collaboration contracts. Under ASC 606, advance payments from customers preceding an entity’s performance are considered contract liabilities; therefore, advance payments from customers from the Group’s Commercial Platform have been reclassified from other payables, accruals and advance receipts to deferred revenue. Expected rebates for sales of goods remain in other payables, accruals and advance receipts.

The following tables summarize the impact of adopting ASC 606 on the Group’s consolidated financial statements as at and for the year ended December 31, 2018, as compared to the amounts as if applying ASC 605:

	As reported		As if applied
	ASC 606	Adjustments	ASC 605
	(in US$’000)
Consolidated Balance Sheet
Current assets	370,541	—	370,541
Non-current assets	161,577	—	161,577
Total assets	532,118	—	532,118
Liabilities and shareholders’ equity
Current liabilities
Other payables, accruals and advance receipts	56,327	187	56,514
Deferred revenue	2,540	(605)	1,935
Other current liabilities	26,612	—	26,612
Total current liabilities	85,479	(418)	85,061
Deferred revenue	408	64	472
Other non-current liabilities	33,976	—	33,976
Total liabilities	119,863	(354)	119,509
Company’s shareholders’ equity
Accumulated losses	(183,004)	384	(182,620)
Accumulated other comprehensive loss	(243)	(31)	(274)
Other shareholders’ equity	572,243	—	572,243
Total Company’s shareholders’ equity	388,996	353	389,349
Non-controlling interests	23,259	1	23,260
Total shareholders’ equity	412,255	354	412,609
Total liabilities and shareholders’ equity	532,118	—	532,118

	As reported		As if applied
	ASC 606	Adjustments	ASC 605
	(in US$’000)
Consolidated Statement of Operations
Total revenues	214,109	(698)	213,411
Total operating expense	(306,750)	—	(306,750)
	(92,641)	(698)	(93,339)
Total other income	5,986	—	5,986
Loss before income taxes and equity in earnings of equity investees	(86,655)	(698)	(87,353)
Income tax expense	(3,964)	—	(3,964)
Equity in earnings of equity investees, net of tax	19,333	—	19,333
Net loss	(71,286)	(698)	(71,984)
Less: Net income attributable to non-controlling interests	(3,519)	2	(3,517)
Net loss attributable to the Company	(74,805)	(696)	(75,501)

	As reported		As if applied
	ASC 606	Adjustments	ASC 605
	(in US$’000)
Consolidated Statement of Comprehensive Loss
Net loss	(71,286)	(698)	(71,984)
Other comprehensive loss	(6,626)	(31)	(6,657)
Total comprehensive loss	(77,912)	(729)	(78,641)
Less: Comprehensive loss attributable to non-controlling interests	(2,566)	2	(2,564)
Total comprehensive loss attributable to the Company	(80,478)	(727)	(81,205)

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

Nature of goods and services

The following is a description of principal activities, separated by reportable segments, from which the Company generates its revenue:

(i)    Innovation Platform

The Innovation Platform reportable segment principally generates revenue from license and collaboration contracts. The license and collaboration contracts generally contain multiple performance obligations including (1) the license to the commercialization rights of a drug compound and (2) the research and development services for each specified treatment indication, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. The Group estimates the standalone selling prices based on the income approach. Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using cost inputs as a measure of progress. The Group has determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenues are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception, and are included in Commercial Platform revenues.

Deferred revenue is recognized if allocated consideration is received in advance of the Group rendering research and development services. Accounts receivable is recognized based on the terms of the contract and when the Group has an unconditional right to bill the customer, which is generally when research and development services are rendered.

(ii)    Commercial Platform

The Commercial Platform reportable segment principally generates revenue from (1) sales of goods, which are the manufacture or purchase and distribution of products including a prescription drug product developed by the Innovation Platform and other consumer health products, (2) royalty revenues from license and collaboration contracts and (3) sales of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. The Group evaluates whether it is the principal or agent for these contracts, which include prescription drug products and consumer health products. Where the Group obtains control of the goods for distribution, it is the principal (i.e. recognizes sales of goods on a gross basis). Where the Group does not obtain control of the goods for distribution, it is the agent (i.e. recognizes provision of services on a net basis). Control is primarily evidenced by taking physical possession and inventory risk of the goods.

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

To determine the units of accounting under a multiple-element arrangement, management evaluates certain separation criteria, including whether the deliverables have stand-alone value, based on the relevant facts and circumstances for each arrangement. Management then estimates the selling price for each unit of accounting and allocates the arrangement consideration to each unit utilizing the relative selling price method. The Group determines the estimated selling price for deliverables within each agreement using vendor-specific objective evidence (“VSOE”) of selling price, if available, or third party evidence of selling price if VSOE is not available, or the Group’s best estimate of selling price, if neither VSOE nor third party evidence is available. Determining the best estimate of selling price for a deliverable requires significant judgment. The Group typically uses its best estimate of a selling price to estimate the selling price for licenses to development work, since it often does not have VSOE or third party evidence of selling price for these deliverables. In those circumstances where the Group applies its best estimate of selling price to determine the estimated selling price of a license to development work, it considers market conditions as well as entity-specific factors, including those factors contemplated in negotiating the agreements as well as internally developed estimates that include assumptions related to the market opportunity, estimated development costs, probability of success and the time needed to commercialize a product candidate pursuant to the license. In validating its best estimate of selling price, the Group evaluates whether changes in the key assumptions used to determine its best estimate of selling price will have a significant effect on the allocation of arrangement consideration between deliverables. The Group recognizes consideration allocated to an individual element when all other revenue recognition criteria are met for that element.

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

The Group typically receives non-refundable, upfront payments when licensing the Group’s intellectual property, which often occurs in conjunction with a research and development agreement. If management believes that the license to the Group’s intellectual property has stand-alone value, the Group generally recognizes revenue attributed to the license upon delivery provided that there are no future performance requirements for use of the license. When management believes that the license to the Group’s intellectual property does not have stand-alone value, the Group will recognize revenue attributed to the license ratably over the contractual or estimated performance period. For payments payable on achievement of milestones that do not meet all of the conditions to be considered substantive, the Group recognizes a portion of the payment as revenue when the specific milestone is achieved, and the contingency is removed. Other contingent event-based payments for which payment is either contingent solely upon the passage of time or the result of a collaborator’s performance are recognized when earned. The Group’s collaboration and license agreements generally include contingent milestone payments related to specified pre-clinical research and development milestones, clinical development milestones, regulatory milestones and sales-based milestones. Pre-clinical research and development milestones are typically payable upon the selection of a compound candidate for the next stage of research and development. Clinical development milestones are typically payable when a product candidate initiates or advances in clinical trial phases or achieves defined clinical events such as proof-of-concept. Regulatory milestones are typically payable upon submission for marketing approval with regulatory authorities or upon receipt of actual marketing approvals for a compound, approvals for additional indications, or upon the first commercial sale. Sales-based milestones are typically payable when annual sales reach specified levels.

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

Leases

Summary of impact of applying ASC 842

The Group applied ASC 842 to its various leases at the date of initial application of January 1, 2019. As a result, the Group has changed its accounting policy for leases as detailed below. The core principle of ASC 842 is that a lessee should recognize the assets and liabilities that arise from leases. Therefore, the Group recognizes in the consolidated balance sheets liabilities to make lease payments (the lease liabilities) and right-of-use assets representing its right to use the underlying assets for their lease terms. The Group applied ASC 842 using the optional transition method by recognizing the cumulative effect as an adjustment to opening accumulated losses as at January 1, 2019. The comparative information prior to January 1, 2019 has not been adjusted and continues to be reported under ASC 840, Leases (“ASC 840”).

The Group assessed lease agreements as at January 1, 2019 under ASC 842, except for short-term leases. The Group elected the short-term lease exception for leases with a term of 12 months or less and recognizes lease expenses for such leases on a straight-line basis over the lease term and does not recognize right-of-use assets or lease liabilities accordingly. As a result of this assessment, the Group recorded an aggregate US$0.7 million in additional lease expenses as a cumulative adjustment to opening accumulated losses upon adoption. Additionally, the Group recognized right-of-use assets and lease liabilities of US$5.7 million and US$6.4 million respectively as at January 1, 2019.

The lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessees’ incremental borrowing rate as at January 1, 2019. The Group’s weighted average incremental borrowing rate applied on January 1, 2019 was 3.97% per annum.

A reconciliation of the Group’s reported operating lease commitments as at December 31, 2018 and the Group’s lease liabilities recognized upon adoption of ASC 842 as at January 1, 2019 is as follows:

(in US$’000)
Operating lease commitments as at December 31, 2018 (note (a))	8,835
Less: Leases not commenced as at January 1, 2019	(3,676)
Less: Short‑term leases	(5)
Add: Adjustment as a result of the treatment for a termination option (note (b))	1,409
Less: Discount under the lessees’ incremental borrowing rate as at January 1, 2019	(206)
Lease liabilities recognized as at January 1, 2019	6,357

Notes:

(a)	Future aggregate minimum payments under non-cancellable operating leases under ASC 840 were as follows:

December 31,
2018
(in US$’000)
Not later than 1 year	3,026
Between 1 to 2 years	2,735
Between 2 to 3 years	1,056
Between 3 to 4 years	882
Between 4 to 5 years	810
Later than 5 years	326
Total minimum lease payments	8,835

(b)

The Group leases its corporate offices in Hong Kong through a support service agreement with an indirect subsidiary of CK Hutchison Holdings Limited (“CK Hutchison”), which is the Company’s indirect major shareholder. The support service agreement may be terminated by giving 3-month advance notice; therefore, there was no lease commitment beyond the 3-month advance notice period as at December 31, 2018. This termination option is not considered probable of exercise for the purposes of applying ASC 842.

The Group recognized right-of-use assets as at January 1, 2019 measured at their carrying amounts as if ASC 842 had been applied since their commencement dates, but discounted using the lessees’ incremental borrowing rate as at January 1, 2019.

Recognized right-of-use assets upon adoption were as follows:

(in US$’000)
Offices	4,877
Factories	383
Others	487
5,747

There were no adjustments to net cash generated from/(used in) operating activities, investing activities or financing activities in the consolidated statement of cash flows.

In applying ASC 842 for the first time, the Group has used the following practical expedients permitted by the standard: (i) no reassessment of whether any expired or existing contracts are or contain leases; (ii) no reassessment of the lease classification for any expired or existing leases; (iii) the exclusion of initial direct costs for the measurement of the right-of-use assets at the date of initial application; and (iv) the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Updated accounting policy—ASC 842

In an operating lease, a lessee obtains control of only the use of the underlying asset, but not the underlying asset itself. An operating lease is recognized as a right-of-use asset with a corresponding liability at the date which the leased asset is available for use by the Group. The Group recognizes an obligation to make lease payments equal to the present value of the lease payments over the lease term. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities include the net present value of the following lease payments: (i) fixed payments; (ii) variable lease payments; and (iii) payments of penalties for terminating the lease if the lease term reflects the lessee exercising that option, if any. Lease liabilities exclude the following payments that are generally accounted for separately: (i) non-lease components, such as maintenance and security service fees and value added tax, and (ii) any payments that a lessee makes before the lease commencement date. The lease payments are discounted using the interest rate implicit in the lease or if that rate cannot be determined, the lessee’s incremental borrowing rate being the rate that the lessee would have to pay to borrow the funds in its currency and jurisdiction necessary to obtain an asset of similar value, economic environment and terms and conditions.

An asset representing the right to use the underlying asset during the lease term is recognized that consists of the initial measurement of the operating lease liability, any lease payments made to the lessor at or before the commencement date less any lease incentives received, any initial direct cost incurred by the Group and any restoration costs.

After commencement of the operating lease, the Group recognizes lease expenses on a straight-line basis over the lease term. The right-of-use asset is subsequently measured at cost less accumulated amortization and any impairment provision. The amortization of the right-of-use asset represents the difference between the straight-line lease expense and the accretion of interest on the lease liability each period. The interest amount is used to accrete the lease liability and to amortize the right-of-use asset. There is no amount recorded as interest expense.

Payments associated with short-term leases are recognized as lease expenses on a straight-line basis over the period of the leases.

Subleases of right-of-use assets are accounted for similar to other leases. As an intermediate lessor, the Group separately accounts for the head-lease and sublease unless it is relieved of its primary obligation under the head-lease. Sublease income is recorded on a gross basis separate from the head-lease expenses. If the total remaining lease cost on the head-lease is more than the anticipated sublease income for the lease term, this is an indicator that the carrying amount of the right-of-use asset associated with the head-lease may not be recoverable, and the right-of-use asset will be assessed for impairment.

Prior accounting policy - ASC 840

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the period of the leases.

Total operating lease rentals for factories and offices for the years ended December 31, 2018 and  2017 amounted to US$3,759,000 and US$2,285,000 respectively. Sublease rentals for the years ended December 31, 2018 and 2017 amounted to US$254,000 and US$274,000 respectively.

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

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions, and other events and circumstances from non-owner sources, and currently consists of net loss and foreign currency translation (loss)/gain related to the Company’s subsidiaries.

Losses per Share

Basic losses per share is computed by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Weighted average number of outstanding ordinary shares in issue excludes treasury shares.

Diluted losses per share is computed by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include ordinary shares and treasury shares issuable upon the exercise or settlement of share-based awards issued by the Company using the treasury stock method. The computation of diluted losses per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief executive officer who is the Group’s chief operating decision maker. The chief operating decision maker reviews the Group’s internal reporting in order to assess performance and allocate resources and determined that the Group’s reportable segments are as disclosed in Note 25.

Profit Appropriation and Statutory Reserves

The Group’s subsidiaries and equity investees established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the relevant laws and regulations established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion. For the Group’s equity investees, the amount of appropriations to these funds are made at the discretion of their respective boards.

In addition, Chinese domestic companies must make appropriations from their after-tax profits as determined under PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the respective company’s discretion.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses or increases to the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. All these reserves are not permitted to be transferred to the company as cash dividends, loans or advances, nor can they be distributed except under liquidation.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including accounts receivable and other receivables. The Group currently does not expect ASU 2016-13 to have a material impact to the Group’s consolidated financial statements.

Amendments that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial statements upon adoption.

4. Fair Value Disclosures

The following table presents the Group’s financial instruments by level within the fair value hierarchy:

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
	(in US$’000)
As at December 31, 2019
Cash and cash equivalents	121,157	—	—	121,157
Short-term investments	96,011	—	—	96,011
As at December 31, 2018
Cash and cash equivalents	86,036	—	—	86,036
Short-term investments	214,915	—	—	214,915

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

5. Cash and Cash Equivalents

	December 31,
	2019	2018
	(in US$’000)
Cash at bank and on hand	85,990	78,556
Bank deposits maturing in three months or less (note (a))	35,167	7,480
	121,157	86,036
Denominated in:
US$ (note (b))	84,911	58,291
RMB (note (b))	27,768	23,254
UK Pound Sterling (“£”) (note (b))	335	331
Hong Kong dollar (“HK$”)	8,143	4,160
	121,157	86,036

Notes:

(a)	The weighted average effective interest rate on bank deposits for the years ended December 31, 2019 and 2018 was 2.15% per annum and 1.98% per annum respectively (with maturities ranging from 5 to 64 days and from 7 to 90 days respectively).
(b)	Certain cash and bank balances denominated in RMB, US$ and £ were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

6. Short-term Investments

	December 31,
	2019	2018
	(in US$’000)
Bank deposits maturing over three months (note)
Denominated in:
US$	73,986	214,538
HK$	22,025	377
	96,011	214,915

Note: The weighted average effective interest rate on bank deposits for the years ended December 31, 2019 and 2018 was 2.65% per annum and 2.18% per annum respectively (with maturities ranging from 91 to 129 days and 91 to 100 days respectively).

7. Accounts Receivable—Third Parties

Accounts receivable from contracts with customers, net of allowance for doubtful accounts, consisted of the following:

	December 31,
	2019	2018
	(in US$’000)
Accounts receivable, gross	41,426	40,217
Allowance for doubtful accounts	(16)	(41)
Accounts receivable, net	41,410	40,176

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

Movements on the allowance for doubtful accounts:

	2019	2018	2017
	(in US$’000)
As at January 1	41	258	2,720
Increase in allowance for doubtful accounts	16	21	242
Decrease in allowance due to subsequent collection	(41)	(223)	—
Write-off (note)	—	(1)	(2,874)
Exchange difference	—	(14)	170
As at December 31	16	41	258

Note: In December 2015, the Group recorded a provision amounting to approximately US$1,322,000 which represented an outstanding balance due from a distributor. In January 2016, the Group terminated the distributor’s exclusive distribution rights and in December 2017, the amount due was written off  along with other allowance for doubtful accounts balances carried forward from prior years.

8. Other receivables, prepayments and deposits

Other receivables, prepayments and deposits consisted of the following:

	December 31,
	2019	2018
	(in US$’000)
Prepayments	3,767	4,250
Purchase rebates	173	190
Deposits	898	856
Value-added tax receivables	8,760	6,605
Interest receivables	537	583
Others	1,634	950
	15,769	13,434

9. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31,
	2019	2018
	(in US$’000)
Raw materials	2,274	652
Finished goods	13,934	11,657
	16,208	12,309

10. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total
	(in US$’000)
Cost
As at January 1, 2019	2,272	13,684	3,218	16,643	625	36,442
Additions	—	587	247	3,470	5,329	9,633
Disposals	—	—	—	(812)	—	(812)
Transfers	—	3,103	1,096	755	(4,954)	—
Exchange differences	(60)	(352)	(87)	(485)	(72)	(1,056)
As at December 31, 2019	2,212	17,022	4,474	19,571	928	44,207
Accumulated depreciation
As at January 1, 2019	1,330	6,244	782	11,470	—	19,826
Depreciation	114	2,270	402	2,058	—	4,844
Disposals	—	—	—	(720)	—	(720)
Exchange differences	(38)	(210)	(29)	(321)	—	(598)
As at December 31, 2019	1,406	8,304	1,155	12,487	—	23,352
Net book value
As at December 31, 2019	806	8,718	3,319	7,084	928	20,855

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total
	(in US$’000)
Cost
As at January 1, 2018	2,372	9,057	2,568	15,154	2,558	31,709
Additions	—	920	48	1,424	4,110	6,502
Disposals	—	(130)	(2)	(223)	—	(355)
Transfers	—	4,253	742	945	(5,940)	—
Exchange differences	(100)	(416)	(138)	(657)	(103)	(1,414)
As at December 31, 2018	2,272	13,684	3,218	16,643	625	36,442
Accumulated depreciation
As at January 1, 2018	1,141	5,296	499	10,553	—	17,489
Depreciation	120	1,323	316	1,727	—	3,486
Disposals	—	(117)	(2)	(203)	—	(322)
Transfers	127	—	—	(127)	—	—
Exchange differences	(58)	(258)	(31)	(480)	—	(827)
As at December 31, 2018	1,330	6,244	782	11,470	—	19,826
Net book value
As at December 31, 2018	942	7,440	2,436	5,173	625	16,616

Depreciation for the year ended December 31, 2017 was US$2,478,000.

11. Leases

The Group leases various offices, factories and other assets. Lease contracts are typically within a period of 1 to 5 years.

Leases consisted of the following:

December 31,
2019
(in US$’000)
Right‑of‑use assets
Offices (note)	5,281
Factories	112
Others	123
Total right‑of‑use assets	5,516
Lease liabilities—current	3,216
Lease liabilities—non‑current	3,049
Total lease liabilities	6,265

Note: Includes (i) US$0.8 million right-of-use asset for offices in the United States of America that is leased through July 2024 in which the contract has an option to renew the lease up to an additional 3 years; and (ii) US$0.9 million right-of-use asset for corporate offices in Hong Kong that is leased through May 2021 in which the contract has a termination option with 3-months advance notice. The renewal and termination options were not recognized as part of the right-of-use assets and lease liabilities as it was uncertain that the Group will exercise such options.

Lease activities are summarized as follows:

Year Ended
December 31,
2019
(in US$’000)
Lease expenses:
Short‑term leases with lease terms equal or less than 12 months	311
Leases with lease terms greater than 12 months (note)	3,702
4,013
Sublease rental income	61
Cash paid on lease liabilities	3,886
Non‑cash: Lease liabilities recognized from obtaining right‑of‑use assets	3,197

Note: Includes US$0.3 million in accelerated amortization on right-of-use asset for retail space in the United Kingdom leased through May 2022. The Group had subleased the retail space through May 2022 to a third-party and in December 2019, the sublease was discontinued and the Group recorded accelerated amortization after determining that additional sublease rental income was uncertain.

The weighted average remaining lease term and the weighted average discount rate as at December 31, 2019 was 2.80 years and 4.10% respectively.

Future lease payments are as follows:

December 31,
2019
(in US$’000)
Lease payments:
Not later than 1 year	3,402
Between 1 to 2 years	1,302
Between 2 to 3 years	878
Between 3 to 4 years	796
Between 4 to 5 years	268
Total lease payments (note)	6,646
Less: Discount factor	(381)
Total lease liabilities	6,265

Note: Excludes future lease payments on a lease not commenced as at December 31, 2019 in the aggregate amount of US$1.2 million.

12. Investments in Equity Investees

Investments in equity investees consisted of  the following:

	December 31,
	2019	2018
	(in US$’000)
HBYS	22,271	60,992
SHPL	76,226	68,812
NSPL (note)	—	8,102
Other	447	412
	98,944	138,318

Note: On December 9, 2019, NSPL became a subsidiary of the Group. Refer to Note 2.

Particulars regarding the principal equity investees are disclosed in Note 2. All of the equity investees are private companies and there are no quoted market prices available for their shares.

Summarized financial information for the significant equity investees HBYS, SHPL and NSPL is as follows:

(i)    Summarized balance sheets

	Commercial Platform				Innovation Platform
	Consumer Health		Prescription Drugs		Drug R&D
	HBYS		SHPL		NSPL
	December 31,
	2019	2018	2019	2018	2019	2018
	(in US$’000)
Current assets	124,704	116,020	141,268	124,512	—	17,320
Non-current assets	95,096	100,353	91,098	98,532	—	—
Current liabilities	(124,051)	(73,974)	(79,533)	(84,357)	—	(1,117)
Non-current liabilities	(48,690)	(17,302)	(6,074)	(6,909)	—	—
Net assets	47,059	125,097	146,759	131,778	—	16,203
Non-controlling interests	(2,518)	(3,113)	—	—	—	—
	44,541	121,984	146,759	131,778	—	16,203

(ii)    Summarized statements of operations

	Commercial Platform						Innovation Platform
	Consumer Health			Prescription Drugs			Drug R&D
	HBYS			SHPL			NSPL (note (a))
	Year Ended December 31,
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	(in US$’000)
Revenue	215,403	215,838	227,422	272,082	275,649	244,557	—	—	—
Gross profit	115,124	113,137	91,458	194,769	192,939	175,965	—	—	—
Impairment provision (note (b))	—	—	—	—	—	—	—	(30,000)	—
Interest income	160	81	220	582	673	757	250	188	—
Finance cost	(16)	(152)	(117)	—	—	—	—	—	—
Profit/(loss) before taxation	22,926	20,703	24,434	72,324	69,138	66,497	199	(38,198)	(9,210)
Income tax expense (note (c))	(3,634)	(4,227)	(3,629)	(11,015)	(9,371)	(10,874)	—	—	—
Net income/(loss)	19,292	16,476	20,805	61,309	59,767	55,623	199	(38,198)	(9,210)
Non-controlling interests	505	384	(29)	—	—	—	—	—	—
Net income/(loss) attributable to the shareholders of equity investee	19,797	16,860	20,776	61,309	59,767	55,623	199	(38,198)	(9,210)

Notes:

(a)	The summarized statement of operations for NSPL for the year ended December 31, 2019 is presented up to December 9, 2019 when NSPL became a subsidiary of the Group. NSPL did not have any operating activities for the year ended December 31, 2019 and primarily incurred research and development expenses and an impairment provision during the years ended December 31, 2018 and 2017.
(b)	On November 19, 2018, NSPL’s Board reviewed the progress of its drug candidates. After due consideration of the timeline and further investments required to complete NSPL’s clinical trials and reach the commercialization stage, it decided to explore alternative strategic options to maximize the economic returns from the drug candidates. NSPL performed an annual impairment assessment of the recoverability of the related US$30 million intangible asset by comparing its carrying amount to the higher of the asset’s value-in-use or its fair value less costs to sell. There was no certainty of an available market or that a suitable buyer or partner can be readily identified and accordingly, NSPL recorded a full impairment provision for the year ended December 31, 2018. The Company’s attributable portion was US$15 million.
(c)	The main entities within the HBYS and SHPL groups have been granted the High and New Technology Enterprise (“HNTE”) status. Accordingly, the entities were eligible to use a preferential income tax rate of 15% for the years ended December 31, 2019, 2018 and 2017.

For the years ended December 31, 2019, 2018 and 2017, other immaterial equity investees had net income of approximately US$95,000, US$236,000 and US$117,000 respectively.

(iii)    Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	Commercial Platform						Innovation Platform(note)
	Consumer Health			Prescription Drugs			Drug R&D
	HBYS			SHPL			NSPL
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	(in US$’000)
Opening net assets after non-controlling interests as at January 1	121,984	110,616	127,072	131,778	132,731	150,134	16,203	38,401	33,611
Impact of change in accounting policy (ASC 842)	(19)	—	—	(2)	—	—	—	—	—
Net income/(loss) attributable to the shareholders of equity investee	19,797	16,860	20,776	61,309	59,767	55,623	199	(38,198)	(9,210)
Acquisition (Note 2)	—	—	—	—	—	—	(16,402)	—	—
Dividends declared	(93,957)	—	(45,128)	(41,654)	(54,923)	(81,299)	—	—	—
Other comprehensive (loss)/income	(3,264)	(5,492)	7,896	(4,672)	(5,797)	8,273	—	—	—
Investments	—	—	—	—	—	—	—	16,000	14,000
Closing net assets after non-controlling interests as at December 31	44,541	121,984	110,616	146,759	131,778	132,731	—	16,203	38,401
Group’s share of net assets	22,271	60,992	55,308	73,380	65,889	66,365	—	8,102	19,201
Goodwill	—	—	—	2,846	2,923	3,052	—	—	—
Carrying amount of investments as at December 31	22,271	60,992	55,308	76,226	68,812	69,417	—	8,102	19,201

Note: The Innovation Platform includes other immaterial equity investees besides NSPL which became a subsidiary of the Group on December 9, 2019. As at December 31, 2019, the aggregate carrying amount of other immaterial equity investees was approximately US$447,000. As at December 31, 2018 and 2017, the aggregate carrying amount of investments in NSPL and other immaterial equity investees was approximately US$8,514,000 and US$19,512,000 respectively.

The equity investees had the following capital commitments:

December 31,
2019
(in US$’000)
Property, plant and equipment
Contracted but not provided for	2,426

13. Accounts Payable

	December 31,
	2019	2018
	(in US$’000)
Accounts payable—third parties	19,598	14,158
Accounts payable—non-controlling shareholders of subsidiaries (Note 22(iv))	4,363	4,960
Accounts payable—related party (Note 22(ii))	—	6,507
	23,961	25,625

Substantially all accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

14. Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	December 31,
	2019	2018
	(in US$’000)
Accrued salaries and benefits	12,970	8,715
Accrued research and development expenses	48,531	28,883
Accrued selling and marketing expenses	3,337	4,675
Accrued administrative and other general expenses	8,699	6,181
Deferred government incentives	445	1,817
Deposits	1,778	1,230
Dividend payable to non-controlling shareholder of subsidiary (Note 22(iv))	—	1,282
Others	5,864	3,544
	81,624	56,327

15. Bank Borrowings

Bank borrowings consisted of the following:

	December 31,
	2019	2018
	(in US$’000)
Non-current	26,818	26,739

The weighted average interest rate for outstanding bank borrowings for the years ended December 31, 2019, 2018 and 2017 was 3.30% per annum, 2.79% per annum and 1.90% per annum respectively. In addition, the Group incurred guarantee fees of US$320,000 for the year ended December 31, 2017, which was 0.76% per annum of the weighted average outstanding bank borrowings. No guarantee fees were incurred subsequent to December 31, 2017. The carrying amounts of the Group’s bank borrowings were denominated in HK$.

(i)    3-year term loan and 18-month revolving loan facilities

In November 2017, the Group through its subsidiary, entered into facility agreements with a bank for the provision of unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The credit facilities included (i) a HK$210,000,000 (US$26,923,000) 3-year term loan facility and (ii) a HK$190,000,000 (US$24,359,000) 18-month revolving loan facility. The term loan bore interest at the Hong Kong Interbank Offered Rate (“HIBOR”) plus 1.50% per annum and an upfront fee of HK$1,575,000 (US$202,000). The revolving loan facility bore interest at HIBOR plus 1.25% per annum. These credit facilities were guaranteed by the Company. The term loan was drawn in May 2018 and was fully repaid in June 2019. The revolving loan facility expired in May 2019.

(ii)    2-year revolving loan facilities

In August 2018, the Group through its subsidiary, entered into two separate facility agreements with banks for the provision of unsecured credit facilities in the aggregate amount of HK$507,000,000 (US$65,000,000). The first credit facility is a HK$351,000,000 (US$45,000,000) revolving loan facility, with a term of 2 years and an interest rate at HIBOR plus 1.35% per annum. The second credit facility is a HK$156,000,000 (US$20,000,000) revolving loan facility, with a term of 2 years and an interest rate at HIBOR plus 1.35% per annum. These credit facilities are guaranteed by the Company. As at December 31, 2019 and 2018, no amount has been drawn from either of the revolving loan facilities.

In February 2017, the Group through its subsidiary, entered into two separate facility agreements with the banks for the provision of unsecured credit facilities in the aggregate amount of HK$546,000,000 (US$70,000,000). The first credit facility included (i) a HK$156,000,000 (US$20,000,000) term loan facility and (ii) a HK$195,000,000 (US$25,000,000) revolving loan facility, both with a term of 18 months and an interest rate at HIBOR plus 1.25% per annum. The second credit facility included (i) a HK$78,000,000 (US$10,000,000) term loan facility and (ii) a HK$117,000,000 (US$15,000,000) revolving loan facility, both with a term of 18 months and an interest rate at HIBOR plus 1.25% per annum. The term loans from the first and second credit facilities were repaid in May 2018. Both revolving loan facilities were terminated in August 2018.

(iii)    3-year revolving loan facility and 3-year term loan and revolving loan facilities

In November 2018, the Group through its subsidiary, renewed a 3-year revolving loan facility with a bank in the amount of HK$234,000,000 (US$30,000,000) with an interest rate at HIBOR plus 0.85% per annum. This credit facility is guaranteed by the Company. As at December 31, 2019 and 2018, no amount has been drawn from the revolving loan facility.

In May 2019, the Group through its subsidiary, entered into a separate facility agreement with the bank for the provision of additional unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The 3-year credit facilities include (i) a HK$210,000,000 (US$26,923,000) term loan facility and (ii) a HK$190,000,000 (US$24,359,000) revolving loan facility, both with an interest rate at HIBOR plus 0.85% per annum, and an upfront fee of HK$819,000 (US$105,000) on the term loan. These credit facilities are guaranteed by the Company. The term loan was drawn in October 2019 and is due in May 2022. As at December 31, 2019, no amount has been drawn from the revolving loan facility.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	December 31,
	2019	2018
	(in US$’000)
Not later than 1 year	—	—
Between 1 to 2 years	—	26,923
Between 2 to 3 years	26,923	—
	26,923	26,923

As at December 31, 2019 and 2018, the Group had unutilized bank borrowing facilities of HK$931,000,000 (US$119,359,000).

16. Commitments and Contingencies

The Group had the following capital commitments :

December 31,
2019
(in US$’000)
Property, plant and equipment
Contracted but not provided for	1,502

The Group does not have any other significant commitments or contingencies.

17. Ordinary Shares

Pursuant to a resolution passed in the Annual General Meeting on April 24, 2019, the Company’s authorized share capital was increased from US$75,000,000 to US$150,000,000 by the addition of 75,000,000 ordinary shares of US$1.00 each (equivalent to 750,000,000 ordinary shares of US$0.10 each after the share split effective on May 30, 2019) in the share capital of the Company.

Pursuant to a resolution passed in the Extraordinary General Meeting on May 29, 2019, with effect from May 30, 2019, each ordinary share of the Company was subdivided into 10 ordinary shares and the par value per ordinary share was changed from US$1.00 to US$0.10. All Company ordinary share and per share amounts presented were adjusted retroactively as the share split was effective when the consolidated financial statements were issued.

As at December 31, 2019, the Company is authorized to issue 1,500,000,000 ordinary shares.

A summary of ordinary shares transactions (in thousands) is as follows:

	2019	2018	2017
As at January 1	666,577	664,470	607,058
Public offering (note)	—	—	56,849
Share option exercises	329	2,107	563
As at December 31	666,906	666,577	664,470

Note: In October 2017, the Company issued 56,849,050 ordinary shares in the form of 11,369,810 ADS for gross proceeds of US$301.3 million. Issuance costs totaled US$8.6 million.

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

As at December 31, 2019, the aggregate number of shares issuable under the HCML Share Option Scheme is 23,130,970 ordinary shares and the aggregate number of shares issuable under the prior share option scheme which expired in 2016 is 1,516,180 ordinary shares. Additionally, the number of shares authorized but unissued was 833,093,550 ordinary shares.

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

A summary of the Company’s share option activity and related information is as follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	share	exercise price in	contractual life	intrinsic value
	options	£ per share	(years)	(in £’000)
Outstanding at January 1, 2017	10,395,960	1.50	6.77	7,900
Granted	1,500,000	3.11
Exercised	(563,090)	0.52
Cancelled	(68,750)	0.61
Outstanding at December 31, 2017	11,264,120	1.77	6.29	43,158
Granted	10,606,260	4.69
Exercised	(2,107,080)	1.40
Cancelled	(1,208,450)	4.30
Outstanding at December 31, 2018	18,554,850	3.31	7.35	15,158
Granted	2,315,000	3.18
Exercised	(329,000)	0.61
Cancelled	(1,012,110)	4.61
Expired	(96,180)	4.65
Outstanding at December 31, 2019	19,432,560	3.27	6.67	18,668
Vested and exercisable at December 31, 2017	9,514,120	1.55	5.81	38,508
Vested and exercisable at December 31, 2018	8,032,040	1.68	4.84	14,843
Vested and exercisable at December 31, 2019	10,139,170	2.39	4.89	16,654

In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Year Ended December 31,
	2011	2013	2017	2018	2019
Weighted average grant date fair value of share options (in £ per share)	0.18	0.32	1.27	1.67	1.07
Significant inputs into the valuation model (weighted average):
Exercise price (in £ per share)	0.44	0.61	3.11	4.69	3.18
Share price at effective date of grant (in £ per share)	0.43	0.61	3.11	4.66	3.07
Expected volatility (note (a))	46.6%	36.0%	36.3%	37.6%	38.4%
Risk-free interest rate (note (b))	3.13%	3.16%	1.17%	1.46%	0.56%
Contractual life of share options (in years)	10	10	10	10	10
Expected dividend yield (note (c))	0%	0%	0%	0%	0%

Notes:

(a)	The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.
(b)	The risk-free interest rates used in the Polynomial model are with reference to the sovereign yield of the United Kingdom because the Company’s ordinary shares are currently listed on AIM and denominated in £.
(c)	The Company has not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore uses an expected dividend yield of zero in the Polynomial model.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Cash received from share options exercised	251	3,868	380
Total intrinsic value of share options exercised	1,189	9,394	2,290

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Research and development expenses	6,634	7,280	1,284
Administrative expenses	539	623	—
	7,173	7,903	1,284

As at December 31, 2019, the total unrecognized compensation cost was US$9,229,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 2.74 years.

(ii)    LTIP

The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Awarded Shares”) to be purchased by the Trustee up to a cash amount. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

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

LTIP awards after the determination date

Upon the determination date, the Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no Awarded Shares of the Company will be purchased and the amount previously recorded in the liability will be reversed through share-based compensation expense.

Granted awards under the LTIP are as follows:

	Maximum cash amount per annum	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date
October 19, 2015	1.8	2014 - 2016	note (a)
March 24, 2016	0.3	note (b)	note (b)
March 15, 2017	0.4	note (c)	note (c)
March 15, 2017 and August 2, 2017	6.0	2017 - 2019	note (d)
December 15, 2017	0.5	2018 - 2019	note (d)
August 6, 2018	0.1	2018 - 2019	note (d)
December 14, 2018	1.5	2019	note (d)
August 5, 2019	0.7	2019	note (d)
October 10, 2019	0.1	note (b)	note (b)

Notes:

(a)	The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs one business day after the publication date of the annual report of the Company for the financial year falling two years after the covered financial year to which the LTIP award relates.
(b)	This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.
(c)	This award did not stipulate performance targets and vested one business day after the publication date of the annual report for the 2017 financial year.
(d)	The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

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

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in the form of ordinary shares or ADS of the Company) held by the Trustee were as follows:

	Number of	Cost
	treasury shares	(in US$’000)
As at January 1, 2017	629,215	2,390
Additions	350,940	1,367
Vested	(420,380)	(1,800)
As at December 31, 2017	559,775	1,957
Additions	795,005	5,451
Vested	(233,750)	(731)
As at December 31, 2018	1,121,030	6,677
Additions	60,430	346
Vested	(240,150)	(944)
As at December 31, 2019	941,310	6,079

Based on the actual achievement of performance targets for the 2019 financial year, the Group expects to purchase up to US$6,766,000 of treasury shares in 2020.

For the years ended December 31, 2019, 2018 and 2017, US$262,000, US$692,000 and US$79,000 of the LTIP awards were forfeited respectively.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Research and development expenses	2,640	1,000	1,894
Selling and administrative expenses	1,779	1,227	1,529
	4,419	2,227	3,423
Recorded with a corresponding credit to:
Liability	2,694	764	2,336
Additional paid-in capital	1,725	1,463	1,087
	4,419	2,227	3,423

For the years ended December 31, 2019, 2018 and 2017, US$526,000, US$1,770,000 and US$451,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2019 and 2018, US$3,403,000 and US$1,235,000 were recorded as liabilities respectively for LTIP awards prior to the determination date.

As at December 31, 2019, the total unrecognized compensation cost was approximately US$10,808,000, which considers expected performance targets and the amount expected to vest, and will be recognized over the requisite periods.

19. Revenues

The following table presents disaggregated revenue:

	ASC 606
	Year Ended December 31, 2019
	Innovation	Commercial
	Platform	Platform(note (a))	Total
	(in US$’000)
Goods—Innovative Medicines (note (b))	—	8,113	8,113
Goods—Distribution	—	175,514	175,514
Services	16,026	2,584	18,610
Royalties (note (b))	—	2,653	2,653
	16,026	188,864	204,890

Third parties	15,532	181,227	196,759
Related parties (Note 22(i))	494	7,637	8,131
	16,026	188,864	204,890

	ASC 606
	Year Ended December 31, 2018
	Innovation	Commercial
	Platform	Platform(note (a))	Total
	(in US$’000)
Goods—Innovative Medicines (note (b))	—	3,324	3,324
Goods—Distribution	—	161,216	161,216
Services	25,513	11,660	37,173
Royalties (note (b))	—	261	261
Licenses (note (c))	12,135	—	12,135
	37,648	176,461	214,109

Third parties	29,816	168,155	197,971
Related parties (Note 22(i))	7,832	8,306	16,138
	37,648	176,461	214,109

	ASC 605
	Year Ended December 31, 2017
	Innovation	Commercial
	Platform	Platform(note (a))	Total
	(in US$’000)
Goods—Distribution	—	203,346	203,346
Services	26,540	1,860	28,400
Milestones (note (d))	9,457	—	9,457
	35,997	205,206	241,203

Third parties	26,315	196,720	223,035
Related parties (Note 22(i))	9,682	8,486	18,168
	35,997	205,206	241,203

Notes:

(a)	Sales of goods are recognized at a point-in-time and sales of services are recognized over time. The implementation of the two-invoice system in China over the periods presented resulted in a shift from a gross sales of goods revenue model to a net fee-for-service revenue model in the Group’s Commercial Platform, as the Group does not obtain control of the goods for distribution for relevant transactions and is thus considered an agent under ASC 606. Refer to Note 3.
(b)	Goods— Innovative Medicines and royalties relate to revenue from a prescription drug developed by the Innovation Platform and launched into the market. It was represented under the Commercial Platform due to its transition to the commercial stage for segment reporting. Refer to Note 25.
(c)	Under ASC 606, relates to the proportionate amount of milestone payment allocated to the license to the commercialization rights of a drug compound transferred at the inception date of the relevant license and collaboration contract. During the year ended December 31, 2018, the Group received a milestone of US$13.5 million, of which US$12.1 million was allocated to licenses and US$1.4 million was allocated to services.
(d)	Under ASC 605, relates to milestone payments recognized under the milestone method.

The following table presents liability balances from contracts with customers:

	December 31,
	2019	2018
	(in US$’000)
Deferred revenue
Current—Innovation Platform (note (a))	(1,753)	(2,353)
Current—Commercial Platform (note (b))	(353)	(187)
	(2,106)	(2,540)
Non-current—Innovation Platform (note (a))	(133)	(408)
Total deferred revenue (note (c) and (d))	(2,239)	(2,948)

Notes:

(a)	Innovation Platform deferred revenue relates to the unamortized upfront and milestone payments and advance consideration received for cost reimbursements, which are attributed to research and development services that have not yet been rendered as at the reporting date, as well as payments in advance from a customer for goods that have not been transferred as at the reporting date.
(b)	Commercial Platform deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.
(c)	Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

December 31, 2019
(in US$’000)
Not later than 1 year	2,106
Between 1 to 2 years	133
2,239

(d)	As at January 1, 2019, deferred revenue was US$2.9 million, of which US$2.2 million was recognized during the year ended December 31, 2019.

Innovation Platform

Innovation Platform revenue is mainly from license and collaboration agreements as follows:

License and collaboration agreement with Eli Lilly

On October 8, 2013, the Group entered into a licensing, co-development and commercialization agreement in China with Eli Lilly and Company (“Lilly”) relating to fruquintinib (“Lilly Agreement”), a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the Lilly Agreement, the Group is entitled to receive a series of payments up to US$86.5 million, including upfront payments and development and regulatory approval milestones. Fruquintinib was successfully commercialized in China in November 2018, and the Group receives tiered royalties in the range of 15% to 20% on all sales in China. Development costs after the first development milestone are shared between the Group and Lilly.

In December 2018, the Group entered into various amendments to the Lilly Agreement (the “2018 Amendment”). Under the terms of the 2018 Amendment, the Group is entitled to determine and conduct future life cycle indications (“LCI”) development of fruquintinib in China beyond the three initial indications specified in the Lilly Agreement and will be responsible for all associated development costs. In return, the Group will receive additional regulatory approval milestones of US$20 million for each LCI approved, for up to three LCI or US$60 million in aggregate, and will increase tiered royalties to a range of 15% to 29% on all fruquintinib sales in China upon the commercial launch of the first LCI.

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

Upfront and cumulative milestone payments according to the Lilly Agreement received up to December 31, 2019 are summarized as follows:

(in US$’000)
Upfront payment	6,500
Development milestone payments achieved	40,000

In addition, the Group signed an option agreement which grants Lilly an exclusive option to expand the fruquintinib rights beyond Hong Kong and China. The option agreement further sets out certain milestone payments and royalty rates that apply in the event the option is exercised on a global basis. The option was determined at the inception of the contract to have minimal value, and in January 2019, Lilly elected not to exercise the option.

The Group adopted ASC 606 on January 1, 2018 and reassessed the Lilly Agreement under the new standard, which resulted in US$0.1 million recognition of previously deferred revenue as a cumulative adjustment to opening accumulated losses as at January 1, 2018, summarized as follows (in US$ millions).

	ASC 605		ASC 606
	December 31,	Opening	January 1,
	2017	Adjustments	2018
Cumulative amounts recognized to accumulated losses from:
Upfront payment (note (a))	5.7	0.5	6.2
Milestone payments (note (b))	23.7	(0.4)	23.3
	29.4	0.1	29.5

Notes:

(a)	Upfront payment amounts deferred under ASC 605, but was allocated to the license to fruquintinib transferred at inception under ASC 606, resulting in additional revenue recognition on adoption.
(b)	Milestone payments had been fully recognized under ASC 605’s milestone method, but was allocated to the portion of research and development services that had not been performed under ASC 606, resulting in deferral of revenue on adoption.

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

The Group identified the following performance obligations under the 2018 Amendment: (1) the research and development services for the LCI and (2) the promotion and marketing services. As at December 31, 2019, no regulatory approval milestones were achieved and no promotion and marketing services had commenced.

Revenue recognized under the Lilly Agreement by transaction price type is as follows:

	ASC 606		ASC 605
	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Research and development cost reimbursements	3,910	9,309	12,145
Amortization of the upfront payment	88	122	1,589
Recognition and amortization of the milestone payments (note)	7	13,849	4,494
Royalties	2,653	261	—
Goods – Innovative Medicines	8,113	3,324	—
	14,771	26,865	18,228

Note: During the years ended December 31, 2017 and 2018, the Group achieved milestones in relation to the acceptance and approval respectively, of a new drug application by the National Medical Products Administration of China for fruquintinib as a treatment of patients with advanced colorectal cancer.  During the year ended December 31, 2019, no milestones were achieved.

License and collaboration agreement with AstraZeneca

On December 21, 2011 (as amended on August 1, 2016), the Group and AstraZeneca AB (publ) (“AZ”) entered into a global licensing, co-development, and commercialization agreement for savolitinib (“AZ Agreement”), a novel targeted therapy and a highly selective inhibitor of the c-Met receptor tyrosine kinase for the treatment of cancer. Under the terms of the AZ Agreement, the Group is entitled to receive a series of payments up to US$140 million, including upfront payments and development and first-sale milestones. Additionally, the AZ Agreement contains possible significant future commercial sale milestones. Should savolitinib be successfully commercialized outside China, the Group would receive tiered royalties from 9% to 13% on all sales outside of China. Subject to approval of savolitinib in papillary renal cell carcinoma, the Group would receive increased tiered royalties from 14% to 18% on all sales outside of China, and after total aggregate sales of savolitinib have reached US$5 billion, this royalty will step down over a two-year period to an ongoing tiered royalty rate from 10.5% to 14.5%. Should savolitinib be successfully commercialized in China, the Group would receive fixed royalties of 30% based on all sales in China. Development costs for savolitinib in China will be shared between the Group and AZ, with the Group continuing to lead the development in China. AZ will lead and pay for the development of savolitinib for the rest of the world.

Upfront and cumulative milestone payments according to the AZ Agreement received up to December 31, 2019 are summarized as follows:

(in US$’000)
Upfront payment	20,000
Development milestone payments achieved	25,000

The Group adopted ASC 606 on January 1, 2018 and reassessed the AZ Agreement under the new standard, which resulted in US$1.2 million deferral of previously recognized revenue as a cumulative adjustment to opening accumulated losses as at January 1, 2018, summarized as follows (in US$ millions).

	ASC 605		ASC 606
	December 31,	Opening	January 1,
	2017	Adjustments	2018
Cumulative amounts recognized to accumulated losses from:
Upfront payment (note (a))	19.6	(0.3)	19.3
Milestone payments (note (b))	24.9	(0.9)	24.0
	44.5	(1.2)	43.3

Notes:

(a)	Upfront payment amounts allocated to research and development services recognized under ASC 606 differed from ASC 605 due to a different basis in measuring progress on adoption, resulting in deferral of revenue.
(b)	Milestone payments had been fully recognized under ASC 605’s milestone method, but was allocated to the portion of research and development services that had not been performed under ASC 606, resulting in deferral of revenue on adoption.

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

Revenue recognized under the AZ Agreement by transaction price type is as follows:

	ASC 606		ASC 605
	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Research and development cost reimbursements	10,883	5,876	3,058
Amortization of the upfront payment	302	273	66
Recognition and amortization of the milestone payments (note)	342	387	4,963
	11,527	6,536	8,087

Note: During the year ended December 31, 2017, the Group achieved a milestone in relation to the Phase III initiation for the secondary indication papillary renal cell carcinoma. During the years ended December 31, 2018 and 2019, no milestones were achieved.

20. Research and Development Expenses

Research and development expenses are summarized as follows:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Clinical trial related costs	87,777	73,693	45,250
Personnel compensation and related costs	46,246	35,340	24,848
Other research and development expenses	4,167	5,128	5,425
	138,190	114,161	75,523

21. Government Incentives

The Group receives government grants from the PRC Government (including the National level and Shanghai Municipal City). Government grants in the Innovation Platform are primarily given in support of Drug R&D activities and are conditional upon i) the Group spending a predetermined amount, regardless of success or failure of the research and development projects and ii) the achievement of certain stages of research and development projects being approved by the relevant PRC government authority. They are refundable to the PRC Government if the conditions, if any, are not met. Government grants in the Commercial Platform are primarily given to promote local initiatives. These government grants may be subject to ongoing reporting and monitoring by the PRC Government over the period of the grant.

Government incentives, which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate, are recognized in other payable, accruals and advance receipts (Note 14) and other non-current liabilities. For the years ended December 31, 2019, 2018 and 2017, the Group received government grants of US$8,742,000, US$1,798,000 and US$1,323,000 respectively.

The government grants were recognized in the consolidated statements of operations as follows:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Research and development expenses	6,133	1,422	876
Other income	780	573	—
	6,913	1,995	876

22. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties.

(i)    Transactions with related parties:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison	7,637	8,306	8,486
Revenue from research and development services from:
Equity investees	494	7,832	9,682
Purchases from:
Equity investees	2,465	2,827	1,182
Rendering of marketing services from:
An indirect subsidiary of CK Hutchison	430	546	372
An equity investee	2,682	12,703	10,195
	3,112	13,249	10,567
Rendering of management services from:
An indirect subsidiary of CK Hutchison	931	922	897
Interest paid to:
An indirect subsidiary of CK Hutchison	—	—	132
Guarantee fee on bank borrowing to:
An indirect subsidiary of CK Hutchison	—	—	320

(ii)    Balances with related parties included in:

	December 31,
	2019	2018
	(in US$’000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (a))	1,844	2,709
An equity investee (note (a))	—	73
	1,844	2,782
Amounts due from related parties
Equity investees (note (a) and (b))	24,623	889
Amount due from a related party
An equity investee (note (b))	16,190	—
Accounts payable
An equity investee (note (a))	—	6,507
Amounts due to related parties
An indirect subsidiary of CK Hutchison (note (c))	366	432
Other deferred income
An equity investee (note (d))	1,103	1,356

Notes:

(a)	Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.
(b)	As at December 31, 2019, dividend receivables from an equity investee of approximately US$23,481,000 and US$16,190,000 were included in amounts due from related parties and amount due from a related party respectively. Amount due from a related party is included in non-current assets as the Group and investee have agreed that payment will be deferred until 2021.
(c)	Amounts due to an indirect subsidiary of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.
(d)	Other deferred income represents amounts recognized from granting of promotion and marketing rights.

(iii)    Transactions with non-controlling shareholders of subsidiaries:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Sales	27,343	19,981	13,307
Purchases	13,380	15,568	21,236
Interest expense	—	62	66
Dividend declared	—	2,564	1,594

(iv)    Balances with non-controlling shareholders of subsidiaries included in:

	December 31,
	2019	2018
	(in US$’000)
Accounts receivable—third parties	5,228	5,070
Accounts payable	4,363	4,960
Other payables, accruals and advance receipts
Dividend payable	—	1,282
Other non-current liabilities
Loan	579	579

23. Income Taxes

(i)    Income tax expense

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Current tax
HK (note (a))	321	436	572
PRC (note (b))	708	1,293	782
U.S. and others (note (c))	636	235	—
Total current tax	1,665	1,964	1,354
Deferred income tax	1,609	2,000	1,726
Income tax expense	3,274	3,964	3,080

Notes:

(a)	The Company, two subsidiaries incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax. In March 2018, the Hong Kong two-tiered profits tax rates regime was signed into law under which the first HK$2.0 million (US$0.3 million) of assessable profits of qualifying corporations will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong profits tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.
(b)	Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in each entity. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax (“EIT”) rate is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for companies which qualify as HNTE. HMPL and its wholly-owned subsidiary Hutchison MediPharma (Suzhou) Limited qualify as a HNTE up to December 31, 2019 and 2020 respectively.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the major subsidiaries and equity investees of the Company are Hong Kong incorporated companies and Hong Kong tax residents, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at December 31, 2019 and 2018, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the major subsidiaries and equity investees operating in the PRC will be distributed as dividends.

(c)

The Company’s subsidiary in the U.S. with operations in New Jersey and New York States is subject to U.S. taxes, primarily federal and state taxes, which have been provided for at approximately 21% (federal) and 9% and 16.55% (New Jersey and New York State respectively) on the estimated assessable profit respectively. Certain income receivable by the Company is subject to U.S. withholding tax of 30%. One of the Group’s subsidiaries is subject to Finland corporate tax at 20% on the estimated assessable profits in relation to its permanent establishment in Finland.

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s loss before income taxes and equity in earnings of equity investees is as follows:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Loss before income taxes and equity in earnings of equity investees	(141,105)	(86,655)	(53,536)
Tax calculated at the statutory tax rate of the Company	(23,282)	(14,298)	(8,833)
Tax effects of:
Different tax rates available in different jurisdictions	2,027	1,349	2,531
Tax valuation allowance	25,498	19,414	11,410
Preferential tax rate difference	(177)	—	—
Preferential tax deduction	(5,444)	(5,800)	(3,347)
Expenses not deductible for tax purposes	4,098	1,902	391
Utilization of previously unrecognized tax losses	(285)	(329)	(387)
Withholding tax on undistributed earnings of PRC entities	1,894	1,983	1,980
Others	(1,055)	(257)	(665)
Income tax expense	3,274	3,964	3,080

(ii)    Deferred tax assets and liabilities

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2019	2018
	(in US$’000)
Deferred tax assets
Tax losses	68,481	48,046
Others	1,733	1,555
Total deferred tax assets	70,214	49,601
Less: Valuation allowance	(69,399)	(49,021)
Deferred tax assets	815	580
Deferred tax liabilities
Undistributed earnings from PRC entities	3,081	4,728
Others	77	108
Deferred tax liabilities	3,158	4,836

The movements in deferred tax assets and liabilities are as follows:

	2019	2018	2017
	(in US’000)
As at January 1	(4,256)	(3,819)	(4,989)
Utilization of previously recognized withholding tax on undistributed earnings	3,390	1,373	3,179
(Charged)/Credited to the consolidated statements of operations
Withholding tax on undistributed earnings of PRC entities	(1,894)	(1,983)	(1,980)
Deferred tax on amortization of intangible assets	18	19	18
Deferred tax on provision for assets	267	(36)	236
Exchange differences	132	190	(283)
As at December 31	(2,343)	(4,256)	(3,819)

The deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

The tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2019	2018
	(in US$’000)
No expiry date	40,897	52,866
2021	—	9
2022	182	182
2023	—	—
2024	3,716	4,081
2025	35,648	34,319
2026	47,661	48,328
2027	62,794	63,303
2028	106,793	111,753
2029	154,454	—
	452,145	314,841

The Company believes that it is more likely than not that future operations will not generate sufficient taxable income to realize the benefit of the deferred tax assets. The Company’s subsidiaries have had sustained tax losses, which will expire within five years if not utilized in the case of PRC subsidiaries (ten years for HNTEs), and which will not be utilized in the case of Hong Kong subsidiaries as they do not generate taxable profits. Accordingly, a valuation allowance has been recorded against the relevant deferred tax assets arising from the tax losses.

The table below summarizes changes in the deferred tax valuation allowance:

	2019	2018	2017
	(in US$’000)
As at January 1	49,021	31,662	20,145
Charged to consolidated statements of operations	25,498	19,414	11,410
Utilization of previously unrecognized tax losses	(285)	(329)	(387)
Write-off of tax losses	(3,142)	—	(558)
Others	—	(105)	(89)
Exchange differences	(1,693)	(1,621)	1,141
As at December 31	69,399	49,021	31,662

As at December 31, 2019 and 2018, the Group did not have any material unrecognized uncertain tax positions.

(iii)     Income tax payable

	2019	2018	2017
	(in US$’000)
As at January 1	555	979	274
Current tax	1,665	1,964	1,354
Withholding tax upon dividend declaration from PRC entities (note (a))	2,581	1,373	3,179
Tax paid (note (b))	(2,970)	(3,752)	(3,836)
Exchange difference	(3)	(9)	8
As at December 31	1,828	555	979

Notes:

(a)	The amount for 2019 excludes a non-current withholding tax of US$0.8 million which is included under other non-current liabilities.
(b)	The amount for 2019 excludes the PRC EIT of US$0.3 million prepaid by HSPL which is included under other receivables, prepayments and deposits.

24. Losses per Share

(i)    Basic losses per share

Basic losses per share is calculated by dividing the net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic losses per share.

	Year Ended December 31,
	2019	2018	2017
Weighted average number of outstanding ordinary shares in issue	665,683,145	664,263,820	617,171,710
Net loss attributable to the Company (US$’000)	(106,024)	(74,805)	(26,737)
Losses per share attributable to the Company (US$ per share)	(0.16)	(0.11)	(0.04)

(ii)    Diluted losses per share

Diluted losses per share is calculated by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share option and LTIP awards issued by the Company using the treasury stock method.

For the years ended December 31, 2019, 2018 and 2017, the share options and LTIP awards issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect. Therefore, diluted losses per share were equal to basic losses per share for the years ended December 31, 2019, 2018 and 2017.

25. Segment Reporting

The Group determines its operating segments from both business and geographic perspectives as follows:

(i)	Innovation Platform (Drug R&D): focuses on discovering and developing for commercialization targeted therapies and immunotherapies for the treatment of cancer and immunological diseases; and
(ii)

Commercial Platform: comprises of the manufacture, marketing and distribution of prescription drugs and over-the-counter pharmaceuticals in the PRC as well as consumer health products through Hong Kong. The Commercial Platform is further segregated into two core business areas:

(a)	Prescription Drugs: comprises the development, manufacture, distribution, marketing and sale of prescription drugs; and
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

The performance of the reportable segments is assessed based on segment operating (loss)/profit.

In the second half of 2019, the Group began including the results from manufacturing and commercializing a prescription drug developed by the Innovation Platform and launched into the market under Prescription Drugs in the Commercial Platform. It has been included in the Commercial Platform due to its transition to the commercial stage and because commercial resources for innovative medicines are built under the Commercial Platform. The segment information below as at and for the year ended December 31, 2018 has been revised so that all segment disclosures are comparable. There was no revision necessary as at and for the year ended December 31, 2017.

The segment information is as follows:

	Year Ended December 31, 2019
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Revenue from external customers	16,026	154,474	11,580	22,810	188,864	—	204,890
Interest income	322	56	23	30	109	4,513	4,944
Equity in earnings of equity investees, net of tax	147	30,654	9,899	—	40,553	—	40,700
Segment operating (loss)/profit	(133,303)	39,421	10,019	1,702	51,142	(17,214)	(99,375)
Interest expense	—	—	—	—	—	1,030	1,030
Income tax expense	260	855	(172)	256	939	2,075	3,274
Net (loss)/income attributable to the Company	(133,234)	37,443	9,200	717	47,360	(20,150)	(106,024)
Depreciation/amortization	4,510	155	20	89	264	168	4,942
Additions to non-current assets (other than financial instruments and deferred tax assets)	9,910	2,754	15	3	2,772	148	12,830

	December 31, 2019
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Total assets	97,784	131,881	27,354	12,469	171,704	195,634	465,122
Property, plant and equipment	19,422	424	65	300	789	644	20,855
Right-of-use assets	2,445	2,102	15	349	2,466	605	5,516
Leasehold land	1,110	—	—	—	—	—	1,110
Goodwill	—	2,705	407	—	3,112	—	3,112
Other intangible asset	—	275	—	—	275	—	275
Investments in equity investees	447	76,226	22,271	—	98,497	—	98,944

	Year Ended December 31, 2018
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Revenue from external customers	37,648	136,414	11,949	28,098	176,461	—	214,109
Interest income	119	66	16	59	141	5,718	5,978
Equity in earnings of equity investees, net of tax	(18,981)	29,884	8,430	—	38,314	—	19,333
Segment operating (loss)/profit	(104,594)	37,089	9,188	2,721	48,998	(10,717)	(66,313)
Interest expense	—	—	—	62	62	947	1,009
Income tax expense	81	1,063	179	420	1,662	2,221	3,964
Net (loss)/income attributable to the Company	(104,415)	34,083	8,166	1,126	43,375	(13,765)	(74,805)
Depreciation/amortization	3,334	132	23	40	195	61	3,590
Additions to non-current assets (other than financial instruments and deferred tax assets)	5,198	114	36	434	584	720	6,502

	December 31, 2018
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Total assets	100,388	118,445	67,352	11,686	197,483	234,247	532,118
Property, plant and equipment	15,223	204	71	418	693	700	16,616
Leasehold land	1,174	—	—	—	—	—	1,174
Goodwill	—	2,779	407	—	3,186	—	3,186
Other intangible asset	—	347	—	—	347	—	347
Investments in equity investees	8,514	68,812	60,992	—	129,804	—	138,318

	Year Ended December 31, 2017
	Innovation
	Platform	Commercial Platform
	Drug	Prescription
	R&D	Drugs	Consumer Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Revenue from external customers	35,997	166,435	9,858	28,913	205,206	—	241,203
Interest income	64	37	13	13	63	1,093	1,220
Equity in earnings of equity investees, net of tax	(4,547)	27,812	10,388	—	38,200	—	33,653
Segment operating (loss)/profit	(51,986)	31,121	10,979	3,042	45,142	(11,584)	(18,428)
Interest expense	—	—	—	66	66	1,389	1,455
Income tax expense	26	934	(457)	509	986	2,068	3,080
Net (loss)/income attributable to the Company	(51,880)	28,999	9,773	1,261	40,033	(14,890)	(26,737)
Depreciation/amortization	2,400	116	17	18	151	27	2,578
Additions to non-current assets (other than financial instruments and deferred tax assets)	5,936	56	43	8	107	30	6,073

Revenue from external customers is after elimination of inter-segment sales. The amount eliminated attributable to sales within Consumer Health business from Hong Kong to the PRC was US$2,332,000, nil and US$2,536,000 for the years ended December 31, 2019, 2018 and 2017 respectively. Sales between segments are carried out at mutually agreed terms.

There was one customer which accounted for over 10% of the Group’s revenue for the year ended December 31, 2019 and 2018 respectively. There were no customers which accounted for over 10% of the Group’s revenue for the years ended December 31, 2017.

Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

A reconciliation of segment operating loss to net loss is as follows:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Segment operating loss	(99,375)	(66,313)	(18,428)
Interest expense	(1,030)	(1,009)	(1,455)
Income tax expense	(3,274)	(3,964)	(3,080)
Net loss	(103,679)	(71,286)	(22,963)

26. Note to Consolidated Statements of Cash Flows

Reconciliation of net loss for the year to net cash used in operating activities:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Net loss	(103,679)	(71,286)	(22,963)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of finance costs	195	76	147
Depreciation and amortization	4,942	3,590	2,578
Gain from purchase of a subsidiary	(17)	—	—
Loss on retirement of property, plant and equipment	17	33	57
Provision for excess and obsolete inventories	316	37	(16)
Provision for doubtful accounts	(25)	(202)	242
Share-based compensation expense—share options	7,173	7,903	1,316
Share-based compensation expense—LTIP	4,419	2,227	3,423
Equity in earnings of equity investees, net of tax	(40,700)	(19,333)	(33,653)
Dividends received from SHPL and HBYS	28,135	35,218	55,586
Changes in right-of-use assets	224	—	—
Unrealized currency translation loss/(gain)	1,679	1,515	(399)
Changes in income tax balances	304	212	(756)
Changes in working capital
Accounts receivable—third parties	(1,209)	(1,564)	2,160
Accounts receivable—related parties	938	1,078	363
Other receivables, prepayments and deposits	(2,452)	(2,385)	(6,982)
Amounts due from related parties	(282)	27	220
Inventories	(4,215)	(557)	1,049
Long-term prepayment	253	292	123
Accounts payable	(1,664)	1,260	(11,173)
Other payables, accruals and advance receipts	26,019	16,286	5,194
Lease liabilities	(101)	—	—
Deferred revenue	(709)	(239)	(897)
Amounts due to related parties	(66)	(6,589)	(4,287)
Other	(407)	(446)	(275)
Total changes in working capital	16,105	7,163	(14,505)
Net cash used in operating activities	(80,912)	(32,847)	(8,943)

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

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to compel Luye to comply with its obligations under the distribution agreement, or alternatively compensate the Group’s damages. The legal proceedings are still in progress. Accordingly, no adjustment has been made to Seroquel-related balances as at December 31, 2019, including accounts receivable, long-term prepayment, accounts payable and other payables of US$1.1 million, US$1.1 million, US$0.9 million and US$1.1 million respectively.

28. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries in the PRC are required to make certain appropriations of net after-tax profits or increases in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$0.3 million and US$7.4 million as at December 31, 2019 and 2018 respectively, which excludes the Company’s subsidiaries with a shareholders’ deficit. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company’s subsidiaries in the PRC due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

In addition, the Group has certain investments in equity investees in the PRC, where the Group’s equity in undistributed earnings amounted to US$61.6 million and US$92.2 million as at December 31, 2019 and 2018 respectively.

29. Subsequent Events

The Group evaluated subsequent events through March 3, 2020, which is the date when the consolidated financial statements were issued.

In January 2020, the Company issued 22,000,000 ordinary shares in the form of 4,400,000 ADS for gross proceeds of US$110 million. In February 2020, the Company issued an additional 1,668,315 ordinary shares in the form of 333,663 ADS for gross proceeds of US$8.3 million.

SHANGHAI HUTCHISON

PHARMACEUTICALS LIMITED

Report of Independent Auditors

To the Board of Directors and Shareholders of Shanghai Hutchison Pharmaceuticals Limited

We have audited the accompanying consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2019 and 2018, and the related consolidated income statements, consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019.

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

Auditors’ Responsibility

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shanghai Hutchison Pharmaceuticals Limited and its subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 3, 2020

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Income Statements

(in US$’000)

		Year Ended December 31,
	Note	2019	2018	2017
Revenue	5	272,082	275,649	244,557
Cost of sales		(77,313)	(82,710)	(68,592)
Gross profit		194,769	192,939	175,965
Selling expenses		(110,591)	(111,984)	(104,504)
Administrative expenses		(14,761)	(14,522)	(13,257)
Other net operating income	6	2,941	2,705	8,293
Operating profit	7	72,358	69,138	66,497
Finance costs	15	(42)	—	—
Profit before taxation		72,316	69,138	66,497
Taxation charge	8	(11,015)	(9,371)	(10,874)
Profit for the year		61,301	59,767	55,623

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Comprehensive Income

(in US$’000)

	Year Ended December 31,
	2019	2018	2017
Profit for the year	61,301	59,767	55,623
Other comprehensive (loss)/income that has been or may be reclassified subsequently to profit or loss:
Exchange translation differences	(4,670)	(5,797)	8,273
Total comprehensive income	56,631	53,970	63,896

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Financial Position

(in US$’000)

		December 31,
	Note	2019	2018
Assets
Current assets
Cash and cash equivalents	10	41,244	25,051
Trade and bills receivables	11	24,772	31,834
Other receivables, prepayments and deposits	12	2,935	2,707
Inventories	13	72,317	64,920
Total current assets		141,268	124,512
Property, plant and equipment	14	76,576	83,058
Right-of-use assets	15	562	—
Leasehold land		6,707	7,050
Other intangible asset		1,085	1,333
Deferred tax assets	16	6,147	7,091
Total assets		232,345	223,044
Liabilities and shareholders’ equity
Current liabilities
Trade payables	17	10,269	7,172
Other payables, accruals and advance receipts	18	66,425	71,514
Current tax liabilities	19	2,395	5,671
Lease liabilities	15	444	—
Total current liabilities		79,533	84,357
Deferred income		5,974	6,909
Lease liabilities	15	100	—
Total liabilities		85,607	91,266
Shareholders’ equity
Share capital		33,382	33,382
Reserves		113,356	98,396
Total shareholders’ equity		146,738	131,778
Total liabilities and shareholders’ equity		232,345	223,044

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Changes in Equity

(in US$’000)

	Share	Exchange	General	Retained	Total
	capital	reserve	reserves	earnings	equity
As at January 1, 2017	33,382	(6,330)	955	122,127	150,134
Profit for the year	—	—	—	55,623	55,623
Other comprehensive income
Exchange translation differences	—	8,273	—	—	8,273
Total comprehensive income	—	8,273	—	55,623	63,896
Transfer between reserves	—	—	15	(15)	—
Dividends declared to shareholders	—	—	—	(81,299)	(81,299)
As at December 31, 2017	33,382	1,943	970	96,436	132,731
Profit for the year	—	—	—	59,767	59,767
Other comprehensive loss
Exchange translation differences	—	(5,797)	—	—	(5,797)
Total comprehensive (loss)/income	—	(5,797)	—	59,767	53,970
Dividends declared to shareholders	—	—	—	(54,923)	(54,923)
As at December 31, 2018	33,382	(3,854)	970	101,280	131,778
Impact of change in accounting policy (IFRS 16)	—	—	—	(17)	(17)
As at January 1, 2019	33,382	(3,854)	970	101,263	131,761
Profit for the year	—	—	—	61,301	61,301
Other comprehensive loss
Exchange translation differences	—	(4,670)	—	—	(4,670)
Total comprehensive (loss)/income	—	(4,670)	—	61,301	56,631
Transfer between reserves	—	—	14	(14)	—
Dividends declared to shareholders	—	—	—	(41,654)	(41,654)
As at December 31, 2019	33,382	(8,524)	984	120,896	146,738

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Year Ended December 31,
	Note	2019	2018	2017
Operating activities
Net cash generated from operations	20	76,784	54,699	78,503
Interest received		518	638	844
Income tax paid	19	(13,618)	(12,158)	(19,887)
Net cash generated from operating activities		63,684	43,179	59,460
Investing activities
Purchase of property, plant and equipment		(4,592)	(5,172)	(7,744)
Proceeds from disposal of property, plant and equipment		9	13	—
Deposits into bank deposits maturing over three months		—	—	(19,076)
Proceeds from bank deposits maturing over three months		—	—	59,281
Proceeds from disposal of assets held for sale, net of costs		—	—	9,776
Government grants received relating to property, plant and equipment		—	—	1,569
Net cash (used in)/generated from investing activities		(4,583)	(5,159)	43,806
Financing activities
Dividends paid to shareholders		(41,654)	(54,667)	(81,299)
Lease payments	15	(595)	—	—
Net cash used in financing activities		(42,249)	(54,667)	(81,299)
Net increase/(decrease) in cash and cash equivalents		16,852	(16,647)	21,967
Effect of exchange rate changes on cash and cash equivalents		(659)	(1,829)	1,268
		16,193	(18,476)	23,235
Cash and cash equivalents
Cash and cash equivalents at beginning of year		25,051	43,527	20,292
Cash and cash equivalents at end of year		41,244	25,051	43,527

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Notes to the Consolidated Financial Statements

1. General Information

Shanghai Hutchison Pharmaceuticals Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in manufacturing, selling and distribution of prescription drug products. The Group has manufacturing plants in the People’s Republic of China (the “PRC”) and sells mainly in the PRC.

The Company was incorporated in the PRC on April 30, 2001 as a Chinese-Foreign Equity joint venture. The Company is jointly controlled by Shanghai Hutchison Chinese Medicine (HK) Investment Limited (“SHCM(HK)IL”) and Shanghai Traditional Chinese Medicine Co., Ltd (“SHTCML”).

These consolidated financial statements are presented in United States dollars (“US$”), unless otherwise stated and have been approved for issue by the Company’s Board of Directors on March 3, 2020.

2. Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements have been prepared under the historical cost convention.

During the year, the Group has adopted all of the new and revised standards, amendments and interpretations issued by the IASB that are relevant to the Group’s operations and mandatory for annual periods beginning January 1, 2019, including IFRS 16 Leases as described in Note 2(q) below. The adoption of these new and revised standards, amendments and interpretations did not have any material effects on the Group’s results of operations or financial position, except for the adoption of IFRS 16.

The following standards, amendments and interpretations were in issue but not yet effective for the financial year ended December 31, 2019 and have not been early adopted by the Group:

IAS 1 and IAS 8 (Amendments)(1)	Definition of Material
IFRS 3 (Amendments)(1)	Definition of a Business
IFRS 7, IFRS 9 and IAS 39 (Amendments)(1)	Interest rate benchmark reform
IFRS 17(2)	Insurance Contracts
IFRS 10 and IAS 28 (Amendments)(3)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Conceptual Framework for Financial Reporting(1)	Revised Conceptual Framework for Financial Reporting

(1)	Effective for the Group for annual periods beginning on or after January 1, 2020.
(2)	Effective for the Group for annual periods beginning on or after January 1, 2021.
(3)	Effective date to be determined by the IASB.

The adoption of standards, amendments and interpretations listed above in future periods is not expected to have any material effects on the Group’s results of operations or financial position.

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

(c)    Foreign Currency Translation

Items included in the financial statements of each of the Group’s companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and its subsidiaries is Renminbi (“RMB”) whereas the consolidated financial statements are presented in US$, which is the Company’s presentation currency.

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

The financial statements of the Company and its subsidiaries are translated into the Company’s presentation currency using the year end rates of exchange for the statements of financial position items and the average rates of exchange for the year for the income statement items. Exchange translation differences are recognized directly in other comprehensive income.

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

The assets’ useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

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

(f)    Other Intangible Asset

The Group’s other intangible asset represents promotion and marketing rights. Other intangible asset has a definite useful life and is carried at historical cost less accumulated amortization and accumulated impairment losses, if any. Amortization is calculated using the straight-line method to allocate its cost over its estimated useful life of ten years.

(g)    Research and Development

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

(h)    Impairment of Non-Financial Assets

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

(i)    Inventories

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

(j)    Trade and Other Receivables

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

(k)    Cash and Cash Equivalents

In the consolidated statements of cash flows, cash and cash equivalents include cash on hand, bank deposits and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, if any.

(l)    Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statements over the period of the borrowings using the effective interest method.

(m)    Financial Liabilities and Equity Instruments

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

(n)    Current and Deferred Income Tax

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

(o)    Employee Benefits

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

(p)    Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

(q)    Leases

The IASB has issued IFRS 16, a new standard for leases which replaced IAS 17. The core principle of IFRS 16 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize on the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term.

The Group has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

Right-of-use assets was measured on transition as if the new rules had always been applied. As a result, the Group has recognized a gross up to the consolidated statement of financial position on the date of adoption of US$1.0 million and US$0.9 million in right-of-use assets and lease liabilities respectively, primarily related to the Group’s various offices under non-cancellable lease agreements that were accounted as operating leases under IAS 17 as at December 31, 2018.

Under IFRS 16

A lease is recognized as a right-of-use asset with a corresponding liability at the date which the leased asset is available for use by the Group. The Group recognizes an obligation to make lease payments equal to the present value of the lease payments over the lease term. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities include the net present value of the following lease payments: (i) fixed payments; (ii) variable lease payments that depend on an index or a rate; and (iii) payments of penalties for terminating the lease if the lease term reflects the lessee exercising that option, if any. Lease liabilities exclude the following payments that are generally accounted for separately: (i) non-lease components, such as maintenance and security service fees and value added tax, and (ii) any payments that a lessee makes before the lease commencement date. The lease payments are discounted using the interest rate implicit in the lease or if that rate cannot be determined, the lessee’s incremental borrowing rate being the rate that the lessee would have to pay to borrow the funds in its currency and jurisdiction necessary to obtain an asset of similar value, economic environment and terms and conditions.

An asset representing the right to use the underlying asset during the lease term is recognized that consists of the initial measurement of the lease liability, any lease payments made to the lessor at or before the commencement date less any lease incentives received, any initial direct cost incurred by the Group and any restoration costs.

After commencement of the lease, each lease payment is allocated between lease liability and finance costs. The finance costs are recognized over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the lease liability for each period. The right-of-use asset is depreciated on a straight-line basis over the period of the lease.

Payments associated with short-term leases are recognized as lease expenses on a straight-line basis over the period of the leases.

Leasehold land is accounted under IFRS 16.

The lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessees’ incremental borrowing rate as at January 1, 2019. The Group’s weighted average incremental borrowing rate applied on January 1, 2019 was 4.75% per annum.

A reconciliation of the Group’s reported operating lease commitments as at December 31, 2018 and the Group’s lease liabilities recognized upon adoption of IFRS 16 as at January 1, 2019 is as follows:

(in US$’000)
Operating lease commitments as at December 31, 2018 (note)	1,241
Less: Leases not commenced as at January 1, 2019	(187)
Less: Short-term leases	(36)
Less: Discount under the lessees’ incremental borrowing rate as at January 1, 2019	(87)
Lease liabilities recognized as at January 1, 2019	931

Note: Future aggregate minimum payments under non-cancellable operating leases under IAS 17 were as follows:

December 31, 2018
(in US$’000)
Not later than 1 year	610
Between 1 to 2 years	521
Between 2 to 3 years	98
Between 3 to 4 years	7
Between 4 to 5 years	5
1,241

The Group recognized right-of-use assets as at January 1, 2019 measured at their carrying amounts as if IFRS 16 had been applied since their commencement dates, but discounted using the lessees’ incremental borrowing rate as at January 1, 2019.

Recognized right-of-use assets upon adoption, excluding leasehold land, were offices of US$1.0 million.

There were no adjustments to net cash generated from/(used in) operating activities, investing activities or financing activities in the consolidated statement of cash flows.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard: (i) no reassessment of whether any expired or existing contracts are or contain leases; (ii) no reassessment of the lease classification for any expired or existing leases; (iii) the exclusion of initial direct costs for the measurement of the right-of-use assets at the date of initial application; and (iv) the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Under IAS 17

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated income statements on a straight-line basis over the period of the leases.

(r)    Borrowing Costs

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

(s)    Government Incentives

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

(t)    Revenue and Income Recognition

Under IFRS 15

The Group applied IFRS 15 to all contracts at the date of initial application of January 1, 2018 using the modified retrospective method. For sales of goods, the Group applied a portfolio approach to aggregate contracts into portfolios whose performance obligations do not differ materially from each other. In its assessment of each portfolio, the Group assessed the contracts under the new five-step model under IFRS 15 and determined there was no significant impact to the timing or amount of revenue recognition under the new guidance. The Group’s accounting policy for revenue recognition subsequent to January 1, 2018 is detailed below.

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

Under IAS 18

The Group’s accounting policy for revenue recognition before January 1, 2018 is detailed below.

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

(ii)    Sales rebates

Certain sales rebates are provided to customers when their business performance for an agreed period within the year and the whole year meets certain criteria. Sales rebates are recognized in profit or loss based on management’s estimation at each year end.

(iii)    Other service income

Other service income is recognized when services are rendered.

(u)    Interest Income

Interest income is recognized on a time-proportion basis using the effective interest method.

(v)    Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers. The Company’s Board of Directors, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the steering committee that makes strategic decisions.

(w)    General Reserves

In accordance with the laws applicable to Foreign Investment Enterprises established in the PRC, the Company makes appropriations to certain non-distributable reserve funds including the general reserve fund, the enterprise expansion fund and the staff bonus and welfare fund. The amount of appropriations to these funds are made at the discretion of the Company’s Board of Directors.

3. Financial Risk Management

(a)    Financial risk factors

The Group’s activities expose it to a variety of financial risks, including credit risk, cash flow interest rate risk and liquidity risk. The Group does not use any derivative financial instruments for speculative purposes.

(i)    Credit risk

The carrying amounts of cash and cash equivalents, trade receivables (including bills receivables) and other receivables included in the consolidated statements of financial position represent the Group’s maximum exposure to credit risk of the counterparty in relation to its financial assets.

Substantially all of the Group’s cash and cash equivalents are deposited in major financial institutions, which management believes are of high credit quality. The Group has a practice to limit the amount of credit exposure to any financial institution.

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

Management periodically assesses the recoverability of trade receivables and other receivables. The Group’s historical loss rates are adjusted to reflect current and forward-looking information on specific factors affecting the ability of the customers to settle the receivables, and historical experience collecting receivables falls within the recorded allowances.

(ii)    Cash flow interest rate risk

As at December 31, 2019 and 2018, the Group has no significant interest-bearing assets except for cash and cash equivalents, details of which have been disclosed in Note 10, and no interest-bearing bank borrowings.

(iii)    Liquidity risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding when necessary. The Group’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term.

As at December 31, 2019 and 2018, the Group’s current financial liabilities were mainly due for settlement within twelve months and the Group expects to meet all liquidity requirements.

(b)    Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group regularly reviews and manages its capital structure to ensure an optimal balance between higher shareholders’ return that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group monitors capital on the basis of the liabilities to assets ratio. This ratio is calculated as total liabilities divided by total assets as shown on the consolidated statements of financial position.

Currently, it is the Group’s strategy to maintain a reasonable liabilities to assets ratio. The liabilities to assets ratio as at December 31, 2019 and 2018 was as follows:

	December 31,
	2019	2018
	(in US$’000)
Total liabilities	85,607	91,266
Total assets	232,345	223,044
Liabilities to assets ratio	36.8%	40.9%

(c)    Fair value estimation

The Group does not have any financial assets or liabilities which are carried at fair value. The carrying amounts of the Group’s current financial assets, including cash and cash equivalents, trade and bills receivables and other receivables, and current financial liabilities, including trade payables, other payables and accruals and lease liabilities, approximate their fair values due to their short-term maturities. The carrying amounts of the Group’s financial instruments carried at cost or amortized cost are not materially different from their fair values.

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

5. Revenue and Segment Information

Management has reviewed the Group’s internal reporting in order to assess performance and allocate resources, and has determined that the Group has two reportable operating segments as follows:

—Manufacturing business—manufacture and distribution of drug products

—Distribution business—provision of sales, distribution and marketing services to pharmaceutical manufacturers

The operating segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing approaches. The performance of each of the reportable segments is assessed based on a measure of operating profit/ (loss).

The segment information is as follows:

	Year Ended December 31, 2019
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total
	(in US$’000)
Revenue from external customers	260,986	11,096	272,082
Interest income	300	282	582
Operating profit/(loss)	74,319	(1,961)	72,358
Finance costs	33	9	42
Depreciation/amortization	7,913	185	8,098
Additions to non‑current assets (other than financial instruments and deferred tax assets)	2,958	17	2,975

December 31, 2019
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total
(in US$’000)
Total segment assets	226,976	5,369	232,345

	Year Ended December 31, 2018
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total
	(in US$’000)
Revenue from external customers	252,542	23,107	275,649
Interest income	348	325	673
Operating profit	66,274	2,864	69,138
Depreciation/amortization	7,500	5	7,505
Additions to non‑current assets (other than financial instruments and deferred tax assets)	3,135	3	3,138

December 31, 2018
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total
(in US$’000)
Total segment assets	211,534	11,510	223,044

	Year Ended December 31, 2017
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total
	(in US$’000)
Revenue from external customers	226,429	18,128	244,557
Interest income	603	154	757
Operating profit/(loss)	66,523	(26)	66,497
Depreciation/amortization	6,917	25	6,942
Additions to non‑current assets (other than financial instruments and deferred tax assets)	3,469	3	3,472

Revenue from external customers is after elimination of inter-segment sales. The amount eliminated was US$60.8 million for 2019 (2018: US$82.8 million; 2017: US$67.4 million). Sales between segments are carried out at mutually agreed terms. Revenue from external customers from the manufacturing business is for sales of goods which are recognized at a point in time. Revenue from external customers from the distribution business is for provision of services which are recognized over time.

6. Other Net Operating Income

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Interest income	582	673	757
Net foreign exchange (loss)/gain	(20)	(32)	45
Other government subsidy	—	—	6,388
Other operating income	2,379	2,064	1,103
	2,941	2,705	8,293

7. Operating Profit

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Operating profit	72,358	69,138	66,497

Operating profit is stated after charging the following:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Cost of inventories recognized as expense	55,653	53,837	45,683
Depreciation of property, plant and equipment	7,148	7,109	6,556
Loss on disposal of property, plant and equipment	11	26	2
Amortization of leasehold land	161	168	164
Amortization of other intangible asset	218	228	222
Depreciation charge of right-of-use assets and lease expenses	724	764	856
Provision for trade receivables	9	—	—
Provision for excess and obsolete inventories	1,062	79	994
Research and development expense	4,422	2,158	3,414
Auditor’s remuneration	194	173	163
Employee benefit expenses (Note 9)	80,647	85,943	70,401

8. Taxation Charge

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Current tax	10,300	13,088	10,949
Deferred income tax (Note 16)	715	(3,717)	(75)
Taxation charge	11,015	9,371	10,874

The taxation charge on the Group’s profit before taxation differs from the theoretical amount that would arise using the Group’s weighted average tax rate as follows:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Profit before taxation	72,316	69,138	66,497
Tax calculated at the statutory tax rates of respective companies	18,079	17,285	16,624
Tax effects of:
Expenses not deductible for tax purposes	2,938	4,099	3,361
(Utilisation)/addition of unrecognized temporary differences	(1,669)	(3,614)	816
Tax concession (note)	(8,541)	(8,263)	(8,497)
Under/(over) provision in prior years	208	(136)	(5)
Tax benefits from change in tax law	—	—	(1,538)
Rate change on deferred tax assets	—	—	113
Taxation charge	11,015	9,371	10,874

Note: The Company has been granted the High and New Technology Enterprise status. Accordingly, the Company is subject to a preferential income tax rate of 15% in 2019 and will renew the High and New Technology Enterprise status in 2020 (2018: 15%; 2017: 15%). Certain research and development expenses are also eligible for super-deduction such that 175% of qualified expenses incurred are deductible for tax purposes (2018: 175%; 2017: 150%).

The weighted average tax rate calculated at the statutory tax rates of respective companies for the year was 25% (2018: 25%; 2017: 25%). The effective tax rate for the year was 15.2% (2018: 13.6%; 2017: 16.4%).

9. Employee Benefit Expenses

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Wages, salaries and bonuses	60,353	65,611	54,444
Pension costs—defined contribution plans	7,689	8,437	6,635
Staff welfare	12,605	11,895	9,322
	80,647	85,943	70,401

Employee benefit expenses of approximately US$18.8 million (2018: US$23.2 million; 2017: US$14.3 million) are included in cost of sales.

10. Cash and cash equivalents

	December 31,
	2019	2018
	(in US$’000)
Cash and cash equivalents	41,244	25,051

The cash and cash equivalents denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

11. Trade and Bills Receivables

	December 31,
	2019	2018
	(in US$’000)
Trade receivables—third parties	18,354	18,536
Trade receivables—related parties (Note 22(b))	696	7,039
Bills receivables	5,722	6,259
	24,772	31,834

All trade and bills receivables are denominated in RMB and are due within one year from the end of the reporting period. The carrying values of trade and bills receivables approximate their fair values due to their short-term maturities.

Movements on the provision for trade receivables are as follows:

	2019	2018	2017
	(in US$’000)
As at January 1	—	—	—
Provision	9	—	—
As at December 31	9	—	—

12. Other Receivables, Prepayments and Deposits

	December 31,
	2019	2018
	(in US$’000)
Prepayments to suppliers	1,058	902
Interest receivables	98	35
Deposits	1,434	1,420
Others	345	350
	2,935	2,707

13. Inventories

	December 31,
	2019	2018
	(in US$’000)
Raw materials	29,655	42,103
Work in progress	24,164	12,831
Finished goods	18,498	9,986
	72,317	64,920

14. Property, plant and equipment

				Furniture
				and
				fixtures,
				other
	Buildings		Plant	equipment
	situated in	Leasehold	and	and motor	Construction
	the PRC	improvements	equipment	vehicles	in progress	Total
	(in US$’000)
Cost
As at January 1, 2019	69,434	480	22,583	7,934	3,508	103,939
Additions	—	73	334	1,511	856	2,774
Disposals	—	—	(41)	(170)	—	(211)
Transfers	620	—	337	500	(1,457)	—
Exchange differences	(1,841)	(14)	(607)	(249)	(79)	(2,790)
As at December 31, 2019	68,213	539	22,606	9,526	2,828	103,712
Accumulated depreciation and impairment
As at January 1, 2019	8,035	300	6,786	4,614	1,146	20,881
Depreciation	3,465	93	2,229	1,361	—	7,148
Disposals	—	—	(28)	(163)	—	(191)
Exchange differences	(288)	(10)	(227)	(147)	(30)	(702)
As at December 31, 2019	11,212	383	8,760	5,665	1,116	27,136
Net book value
As at December 31, 2019	57,001	156	13,846	3,861	1,712	76,576

				Furniture
				and
				fixtures,
				other
	Buildings		Plant	equipment
	situated in	Leasehold	and	and motor	Construction
	the PRC	improvements	equipment	vehicles	in progress	Total
	(in US$’000)
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
	(in US$’000)
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

15. Leases

The Group leases various offices. Lease contracts are typically within a period of 1 to 4 years.

Leases consisted of the following:

December 31,
2019
(in US$’000)
Right-of-use assets
Offices	562
Lease liabilities—current	444
Lease liabilities—non-current	100
544

Lease activities are summarized as follows:

Year Ended December 31,
2019
(in US$’000)
Lease expenses: Short-term leases with lease terms equal or less than 12 months	153
Depreciation charge of right-of-use assets	571
Interest expense (included in finance costs)	42
Cash paid on lease liabilities	595
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	201

The weighted average remaining lease term and weighted average discount rate as at December 31, 2019 was 1.24 years and 4.75% respectively.

Future lease payments are as follows:

December 31,
2019
(in US$’000)
Lease payments:
Not later than 1 year	460
Between 1 to 2 years	99
Between 2 to 3 years	2
Total lease payments	561
Less: Discount factor	(17)
Total lease liabilities	544

16. Deferred Tax Assets

The movements in deferred tax assets are as follows:

	2019	2018	2017
	(in US$’000)
As at January 1	7,091	3,594	3,310
Credited/(debited) to the consolidated income statements
—Accrued expenses, provisions, accelerated depreciation and other temporary differences (note)	(715)	3,717	75
Exchange differences	(229)	(220)	209
As at December 31	6,147	7,091	3,594

Note: During the year ended December 31, 2019, the Group utilized US$0.9 million deferred tax assets which was recognized during the year ended December 31 2018 on temporary differences arising from advertising and promotion expenditures.

The Group’s deferred tax assets are mainly temporary differences including accrued expenses, provisions and deferred income. The potential deferred tax assets in respect of tax losses which have not been recognized in the consolidated financial statements were approximately US$1.3 million (2018: US$3.0 million).

These unrecognized tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2019	2018
	(in US$’000)
2019	—	8
2020	39	2,044
2021	35	2,009
2022	195	1,234
2023	4,697	6,508
2024	76	—
	5,042	11,803

17. Trade Payables

	December 31,
	2019	2018
	(in US$’000)
Trade payables—third parties	6,604	4,032
Trade payables—related parties (Note 22(b))	3,665	3,140
	10,269	7,172

All trade payables are denominated in RMB and due within one year from the end of the reporting period. The carrying value of trade payables approximates their fair values due to their short-term maturities.

18. Other Payables, Accruals and Advance Receipts

	December 31,
	2019	2018
	(in US$’000)
Accrued salaries and benefits	12,361	16,269
Accrued selling and marketing expenses	38,477	38,215
Value‑added tax and tax surcharge payables	8,003	11,540
Payments in advance from customers (note)	4,158	1,295
Others	3,426	4,195
	66,425	71,514

Note: Substantially all customer balances as at December 31, 2018 were recognized to revenue during the year ended December 31, 2019. Additionally, substantially all customer balances as at December 31, 2019 are expected to be recognized to revenue within one year upon transfer of goods or services as the contracts have an expected duration of one year or less.

19. Current Tax Liabilities

	2019	2018	2017
	(in US$’000)
As at January 1	5,671	5,341	13,718
Current tax (Note 8)	10,300	13,088	10,949
Tax paid	(13,618)	(12,158)	(19,887)
Exchange difference	42	(600)	561
As at December 31	2,395	5,671	5,341

20. Notes to the Consolidated Statements of Cash Flows

(a)    Reconciliation of profit for the year to net cash generated from operations:

	2019	2018	2017
	(in US$’000)
Profit for the year	61,301	59,767	55,623
Adjustments to reconcile profit for the year to net cash generated from operations
Taxation charge	11,015	9,371	10,874
Finance costs	42	—	—
Interest income	(582)	(673)	(757)
Depreciation on property, plant and equipment	7,148	7,109	6,556
Loss on disposal of property, plant and equipment	11	26	2
Amortization of leasehold land	161	168	164
Amortization of other intangible asset	218	228	222
Depreciation charge of right-of-use assets	571	—	—
Provision for excess and obsolete inventories	1,062	79	994
Provision for trade receivables	9	—	—
Exchange differences	(1,439)	(568)	1,377
Changes in working capital:
Trade and bills receivables	7,053	(9,389)	1,273
Other receivables, prepayments and deposits	(218)	(216)	(1,057)
Inventories	(8,459)	(3,892)	(14,257)
Trade payables	3,097	(4,601)	3,794
Other payables, accruals and advance receipts	(3,271)	(1,003)	13,574
Deferred income	(935)	(1,707)	121
Total changes in working capital	(2,733)	(20,808)	3,448
Net cash generated from operations	76,784	54,699	78,503

(b)    Supplemental disclosure for non-cash activities

During the years ended December 31, 2019, 2018 and 2017, there was a decrease in accruals made for purchases of property, plant and equipment of US$1.8 million, US$2.0 million and US$4.2 million respectively.

21. Capital commitments

The Group had the following capital commitments:

December 31,
2019
(in US$’000)
Property, plant and equipment
Contracted but not provided for	1,116

Capital commitments for property, plant and equipment are mainly for improvements to the Group’s plant.

22. Significant Related Party Transactions

The Group has the following significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(a)    Transactions with related parties:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Sales of goods to:
—A fellow subsidiary of SHTCML	12,459	10,987	27,471
—A fellow subsidiary of SHCM(HK)IL	2,255	2,071	—
	14,714	13,058	27,471
Purchase of goods from:
—SHTCML	4,609	—	—
—Fellow subsidiaries of SHTCML	3,263	12,219	16,469
	7,872	12,219	16,469
Rendering of research and development services from:
—A fellow subsidiary of SHCM(HK)IL	494	859	789
Provision of marketing services to:
—A fellow subsidiary of SHTCML	5,045	5,917	—
—A fellow subsidiary of SHCM(HK)IL	2,682	12,703	10,195
	7,727	18,620	10,195
Leasing office from:
—SHTCML	335	297	287

No transactions have been entered into with the directors of the Company (being the key management personnel) during the year ended December 31,2019 (2018 and 2017: nil).

(b)    Balances with related parties included in:

	December 31,
	2019	2018
	(in US$’000)
Trade and bills receivables
—A fellow subsidiary of SHTCML	696	532
—A fellow subsidiary of SHCM(HK)IL	—	6,507
	696	7,039
Other receivables, prepayments and deposits
—A fellow subsidiary of SHTCML	1,338	1,330
Right-of-use assets
—SHTCML	409	—
Trade payables
—SHTCML	3,437	—
— Fellow subsidiaries of SHTCML	228	3,140
	3,665	3,140
Other payables, accruals and advance receipts
—Fellow subsidiaries of SHCM(HK)IL	986	733
Lease liabilities
—SHTCML	424	—

Balances with related parties are unsecured, interest-free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

23. Particulars of Principal Subsidiaries

				Equity
		Nominal value		interest
	Place of	of registered		attributable
	establishment	capital		to the Group
	and	December 31,
Name	operation	2019	2018	2019	2018	Type of legal entity	Principal activity
		(in RMB’000)
Shanghai Shangyao Hutchison Whampoa GSP Company Limited	PRC	20,000	20,000	100%	100%	Limited liability company	Distribution of drug products
Hutchison Heze Bio Resources & Technology Co., Limited	PRC	1,500	1,500	100%	100%	Limited liability company	Agriculture and sales of Chinese herbs

24. Subsequent Events

The Group evaluated subsequent events through March 3, 2020, which is the date when the consolidated financial statements were issued.

HUTCHISON WHAMPOA GUANGZHOU

BAIYUNSHAN CHINESE MEDICINE

COMPANY LIMITED

Report of Independent Auditors

To the Board of Directors and Shareholders of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

We have audited the accompanying consolidated financial statements of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2019 and 2018, and the related consolidated income statements, consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019.

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

Auditors’ Responsibility

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited and its subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

March 3, 2020

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Income Statements

(in US$’000)

		Year Ended December 31,
	Note	2019	2018	2017
Revenue	5	215,403	215,838	227,422
Cost of sales		(100,279)	(102,701)	(135,964)
Gross profit		115,124	113,137	91,458
Selling expenses		(74,013)	(70,501)	(45,262)
Administrative expenses		(23,817)	(25,997)	(24,541)
Other net operating income	6	5,626	4,085	3,000
Operating profit	7	22,920	20,724	24,655
Share of profits of joint venture and associated companies, net of tax		60	131	65
Finance costs		(59)	(152)	(117)
Loss on divestment of a subsidiary	8	—	—	(169)
Profit before taxation		22,921	20,703	24,434
Taxation charge	9	(3,634)	(4,227)	(3,629)
Profit for the year		19,287	16,476	20,805
Attributable to:
Shareholders of the Company		19,792	16,860	20,776
Non-controlling interests		(505)	(384)	29
		19,287	16,476	20,805

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Statements of Comprehensive Income

(in US$’000)

	Year Ended December 31,
	2019	2018	2017
Profit for the year	19,287	16,476	20,805
Other comprehensive (loss)/income that has been or may be reclassified subsequently to profit or loss:
Exchange translation differences	(3,353)	(5,640)	8,293
Total comprehensive income	15,934	10,836	29,098
Attributable to:
Shareholders of the Company	16,529	11,368	28,672
Non‑controlling interests	(595)	(532)	426
	15,934	10,836	29,098

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Statements of Financial Position

(in US$’000)

		December 31,
	Note	2019	2018
Assets
Current assets
Cash and cash equivalents	11	21,421	16,843
Trade and bills receivables	12	48,273	46,679
Other receivables, prepayments and deposits	13	8,593	5,707
Inventories	14	46,417	46,791
Total current assets		124,704	116,020
Property, plant and equipment	15	60,317	65,933
Right-of-use assets	16	1,525	—
Leasehold land		9,259	9,739
Goodwill		8,163	8,384
Other intangible assets	19	2,375	2,434
Investments in a joint venture and associated companies		616	578
Deferred tax assets	17	2,323	2,095
Other non-current assets	18	10,490	11,190
Total assets		219,772	216,373
Liabilities and shareholders’ equity
Current liabilities
Trade payables	20	12,699	15,664
Other payables, accruals and advance receipts	21	61,877	56,821
Dividend payable	25(b)	46,962	—
Lease liabilities	16	611	105
Current tax liabilities		1,902	1,384
Total current liabilities		124,051	73,974
Deferred tax liabilities	17	106	109
Deferred income	22	15,244	16,926
Dividend payable	25(b)	32,380	—
Lease liabilities	16	960	267
Total liabilities		172,741	91,276
Company’s shareholders’ equity
Share capital		24,103	24,103
Reserves		20,410	97,881
Total Company’s shareholders’ equity		44,513	121,984
Non-controlling interests		2,518	3,113
Total shareholders’ equity		47,031	125,097
Total liabilities and shareholder’s equity		219,772	216,373

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Statements of Changes in Equity

(in US$’000)

	Attributable to shareholders of the Company
						Non‑
	Share	Exchange	General	Retained		Controlling	Total
	capital	reserve	reserves	earnings	Total	interests	equity
As at January 1, 2017	24,103	(1,184)	131	104,022	127,072	6,297	133,369
Profit for the year	—	—	—	20,776	20,776	29	20,805
Other comprehensive income
Exchange translation differences	—	7,896	—	—	7,896	397	8,293
Total comprehensive income	—	7,896	—	20,776	28,672	426	29,098
Dividends declared to shareholders	—	—	—	(45,128)	(45,128)	—	(45,128)
Divestment of a subsidiary	—	—	—	—	—	(3,078)	(3,078)
As at December 31, 2017	24,103	6,712	131	79,670	110,616	3,645	114,261
Profit/(loss) for the year	—	—	—	16,860	16,860	(384)	16,476
Other comprehensive loss
Exchange translation differences	—	(5,492)	—	—	(5,492)	(148)	(5,640)
Total comprehensive (loss)/income	—	(5,492)	—	16,860	11,368	(532)	10,836
As at December 31, 2018	24,103	1,220	131	96,530	121,984	3,113	125,097
Impact of change in accounting policy (IFRS 16)	—	—	—	(43)	(43)	—	(43)
As at January 1, 2019	24,103	1,220	131	96,487	121,941	3,113	125,054
Profit/(loss) for the year	—	—	—	19,792	19,792	(505)	19,287
Other comprehensive loss
Exchange translation differences	—	(3,263)	—	—	(3,263)	(90)	(3,353)
Total comprehensive (loss)/income	—	(3,263)	—	19,792	16,529	(595)	15,934
Dividends declared to shareholders	—	—	—	(93,957)	(93,957)	—	(93,957)
As at December 31, 2019	24,103	(2,043)	131	22,322	44,513	2,518	47,031

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Year Ended December 31,
	Note	2019	2018	2017
Operating activities
Net cash generated from operations	23(a)	26,237	29,174	24,844
Interest received		160	81	220
Finance costs paid		(59)	(152)	(117)
Income tax paid		(3,363)	(3,729)	(4,040)
Net cash generated from operating activities		22,975	25,374	20,907
Investing activities
Purchase of property, plant and equipment		(3,377)	(5,387)	(7,236)
Purchase of intangible asset	19	(356)	—	—
Proceeds from bank deposits maturing over three months		—	—	1,780
Government grants received relating to property, plant and equipment		950	1,198	660
Proceeds from divestment of a subsidiary, net of cash held	8	—	—	2,641
Net cash used in investing activities		(2,783)	(4,189)	(2,155)
Financing activities
Dividends paid to shareholders		(14,615)	(15,077)	(29,872)
Repayment of advances from shareholder		—	(2,423)	—
Lease payments		(556)	(103)	(93)
Net cash used in financing activities		(15,171)	(17,603)	(29,965)
Net increase/(decrease) in cash and cash equivalents		5,021	3,582	(11,213)
Effect of exchange rate changes on cash and cash equivalents		(443)	(582)	1,474
		4,578	3,000	(9,739)
Cash and cash equivalents
Cash and cash equivalents at beginning of year		16,843	13,843	23,582
Cash and cash equivalents at end of year		21,421	16,843	13,843

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Notes to the Consolidated Financial Statements

1. General Information

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in manufacturing, selling and distribution of over-the-counter drug products. The Group has manufacturing plants in the People’s Republic of China (the “PRC”) and sells mainly in the PRC.

The Company was incorporated in the PRC on April 12, 2005 as a Chinese-Foreign Equity joint venture. The Company is jointly controlled by Guangzhou Hutchison Chinese Medicine (HK) Investment Limited (“GZHCMHK”) and Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited (“GBPHCL”).

These consolidated financial statements are presented in United States dollars (“US$”), unless otherwise stated and have been approved for issue by the Company’s Board of Directors on March 3, 2020.

2. Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements have been prepared under the historical cost convention.

During the year, the Group has adopted all of the new and revised standards, amendments and interpretations issued by the IASB that are relevant to the Group’s operations and mandatory for annual periods beginning January 1, 2019, including IFRS 16 Leases as described in Note 2(v) below. The adoption of these new and revised standards, amendments and interpretations did not have any material effects on the Group’s results of operations or financial position, except for the adoption of IFRS 16.

The following standards, amendments and interpretations were in issue but not yet effective for the financial year ended December 31, 2019 and have not been early adopted by the Group:

IAS 1 and IAS 8 (Amendments)(1)	Definition of Material
IFRS 3 (Amendments)(1)	Definition of a Business
IFRS 7, IFRS 9 and IAS 39 (Amendments)(1)	Interest rate benchmark reform
IFRS 17(2)	Insurance Contracts
IFRS 10 and IAS 28 (Amendments)(3)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Conceptual Framework for Financial Reporting(1)	Revised Conceptual Framework for Financial Reporting

(1)	Effective for the Group for annual periods beginning on or after January 1, 2020.
(2)	Effective for the Group for annual periods beginning on or after January 1, 2021.
(3)	Effective date to be determined by the IASB.

The adoption of standards, amendments and interpretations listed above in future periods is not expected to have any material effects on the Group’s results of operations or financial position.

(a)    Basis of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries, and also include the Group’s interests in a joint venture and associated companies on the basis set out in Notes 2(d) and 2(e) below.

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

Under the equity method of accounting, the interest in joint venture is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. The Group determines at each reporting date whether there is any objective evidence that the investment in the joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount in the consolidated income statements.

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

(f)    Foreign Currency Translation

Items included in the financial statements of each of the Group’s companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and its subsidiaries, joint venture and associated companies is Renminbi (“RMB”) whereas the consolidated financial statements are presented in US$, which is the Company’s presentation currency.

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

The financial statements of the Company, subsidiaries, joint venture and associated companies are translated into the Company’s presentation currency using the year end rates of exchange for the statements of financial position items and the average rates of exchange for the year for the income statement items. Exchange translation differences are recognized directly in other comprehensive (loss)/income.

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

The assets’ useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

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

(i)    Goodwill

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

(j)    Other Intangible Assets

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

(k)    Research and Development

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

(l)    Impairment of Non-Financial Assets

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

(m)    Non-current Assets (or Disposal Groups) Classified As Held For Sale

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

(n)    Inventories

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

(o)    Trade and Other Receivables

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

(p)    Cash and Cash Equivalents

In the consolidated statements of cash flows, cash and cash equivalents include cash on hand, bank deposits and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, if any.

(q)    Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statements over the period of the borrowings using the effective interest method.

(r)    Financial Liabilities and Equity Instruments

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

(s)    Current and Deferred Income Tax

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

(t)    Employee Benefits

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

(u)    Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

(v)    Leases

The IASB has issued IFRS 16, a new standard for leases which replaced IAS 17. The core principle of IFRS 16 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize on the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term.

The Group has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

Right-of-use assets was measured on transition as if the new rules had always been applied. As a result, the Group has recognized a gross up to the consolidated statement of financial position on the date of adoption of US$0.6 million and US$0.6 million in right-of-use assets and lease liabilities respectively, primarily related to the Group’s various warehouses under non-cancellable lease agreements that were accounted as operating leases under IAS 17 as at December 31, 2018.

Under IFRS 16

A lease is recognized as a right-of-use asset with a corresponding liability at the date which the leased asset is available for use by the Group. The Group recognizes an obligation to make lease payments equal to the present value of the lease payments over the lease term. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities include the net present value of the following lease payments: (i) fixed payments; (ii) variable lease payments that depend on an index or a rate; and (iii) payments of penalties for terminating the lease if the lease term reflects the lessee exercising that option, if any. Lease liabilities exclude the following payments that are generally accounted for separately: (i) non-lease components, such as maintenance and security service fees and value added tax, and (ii) any payments that a lessee makes before the lease commencement date. The lease payments are discounted using the interest rate implicit in the lease or if that rate cannot be determined, the lessee’s incremental borrowing rate being the rate that the lessee would have to pay to borrow the funds in its currency and jurisdiction necessary to obtain an asset of similar value, economic environment and terms and conditions.

An asset representing the right to use the underlying asset during the lease term is recognized that consists of the initial measurement of the lease liability, any lease payments made to the lessor at or before the commencement date less any lease incentives received, any initial direct cost incurred by the Group and any restoration costs.

After commencement of the lease, each lease payment is allocated between lease liability and finance costs. The finance costs are recognized over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the lease liability for each period. The right-of-use asset is depreciated on a straight-line basis over the period of the lease.

Payments associated with short-term leases are recognized as lease expenses on a straight-line basis over the period of the leases.

Leasehold land is accounted under IFRS 16.

The lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessees’ incremental borrowing rate as at January 1, 2019. The Group’s weighted average incremental borrowing rate applied on January 1, 2019 was 4.75% per annum.

A reconciliation of the Group’s reported operating lease commitments as at December 31, 2018 and the Group’s lease liabilities recognized upon adoption of IFRS 16 as at January 1, 2019 is as follows:

(in US$’000)
Operating lease commitments as at December 31, 2018 (note)	1,232
Less: Short-term leases	(535)
Less: Discount under the lessees’ incremental borrowing rate as at January 1, 2019	(60)
Lease liabilities recognized as at January 1, 2019	637

Note: Future aggregate minimum payments under non-cancellable operating leases under IAS 17 were as follows:

December 31, 2018
(in US$’000)
Not later than 1 year	885
Between 1 to 2 years	144
Between 2 to 3 years	151
Between 3 to 4 years	52
1,232

The Group recognized right-of-use assets as at January 1, 2019 measured at their carrying amounts as if IFRS 16 had been applied since their commencement dates, but discounted using the lessees’ incremental borrowing rate as at January 1, 2019.

Recognized right-of-use assets upon adoption, excluding leasehold land, were warehouses of US$0.6 million.

There were no adjustments to net cash generated from/(used in) operating activities, investing activities or financing activities in the consolidated statement of cash flows.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard: (i) no reassessment of whether any expired or existing contracts are or contain leases; (ii) no reassessment of the lease classification for any expired or existing leases; (iii) the exclusion of initial direct costs for the measurement of the right-of-use assets at the date of initial application; and (iv) the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Under IAS 17

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

(w)    Borrowing Costs

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

(x)    Government Incentives

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

(y)    Revenue and Income Recognition

Under IFRS 15

The Group applied IFRS 15 to all contracts at the date of initial application of January 1, 2018 using the modified retrospective method. For sales of goods, the Group applied a portfolio approach to aggregate contracts into portfolios whose performance obligations do not differ materially from each other. In its assessment of each portfolio, the Group assessed the contracts under the new five-step model under IFRS 15 and determined there was no significant impact to the timing or amount of revenue recognition under the new guidance. The Group’s accounting policy for revenue recognition subsequent to January 1, 2018 is detailed below.

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

Under IAS 18

The Group’s accounting policy for revenue recognition before January 1, 2018 is detailed below.

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

(ii)    Sales rebates

Certain sales rebates are provided to customers when their business performance for an agreed period within the year and the whole year meets certain criteria. Sales rebates are recognized in profit or loss based on management’s estimation at each year end.

(iii)    Other service income

Other service income is recognized when services are rendered.

(z)    Interest income

Interest income is recognized on a time-proportion basis using the effective interest method.

(aa)    Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-makers. The Company’s Board of Directors, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the steering committee that makes strategic decisions.

(ab)    General Reserves

In accordance with the laws applicable to Foreign Investment Enterprises established in the PRC, the Company makes appropriations to certain non-distributable reserve funds including the general reserve fund, the enterprise expansion fund and the staff bonus and welfare fund. The amount of appropriations to these funds are made at the discretion of the Company’s Board of Directors.

3. Financial Risk Management

(a)    Financial risk factors

The Group’s activities expose it to a variety of financial risks, including credit risk, cash flow interest rate risk and liquidity risk. The Group does not use any derivative financial instruments for speculative purposes.

(i)    Credit risk

The carrying amounts of cash and cash equivalents, trade receivables (including bills receivables) and other receivables included in the consolidated statements of financial position represent the Group’s maximum exposure to credit risk of the counterparty in relation to its financial assets.

Substantially all of the Group’s cash and cash equivalents are deposited in major financial institutions, which management believes are of high credit quality.

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

Management periodically assesses the recoverability of trade receivables and other receivables. The Group’s historical loss rates are adjusted to reflect current and forward-looking information on specific factors affecting the ability of the customers to settle the receivables, and historical experience collecting receivables falls within the recorded allowances.

(ii)    Cash flow interest rate risk

As at December 31, 2019 and 2018, the Group has no significant interest-bearing assets except for cash and cash equivalents, details of which have been disclosed in Note 11, and no interest-bearing bank borrowings.

(iii)    Liquidity risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding when necessary. The Group’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term.

As at December 31, 2019 and 2018, the Group’s current financial liabilities were mainly due for settlement within twelve months and the Group expects to meet all liquidity requirements. Additionally, the Group’s financial liabilities include current and non-current dividends payable to shareholders (refer to Note 25(b)), for which shareholders will only require settlement when sufficient cash and cash equivalents are available.

(b)    Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group regularly reviews and manages its capital structure to ensure an optimal balance between higher shareholders’ return that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group monitors capital on the basis of the liabilities to assets ratio. This ratio is calculated as total liabilities divided by total assets as shown on the consolidated statements of financial position.

Currently, it is the Group’s strategy to maintain a reasonable liabilities to assets ratio. The liabilities to assets ratio as at December 31, 2019 and 2018 was as follows:

	December 31,
	2019	2018
	(in US$’000)
Total liabilities (note)	172,741	91,276
Total assets	219,772	216,373
Liabilities to assets ratio	78.6%	42.2%

Note: On December 30, 2019, the Company declared dividends to shareholders of US$79.3 million which were not settled as at December 31, 2019.

(c)    Fair value estimation

The Group does not have any financial assets or liabilities which are carried at fair value. The carrying amounts of the Group’s current financial assets, including cash and cash equivalents, trade and bills receivables and other receivables, and current financial liabilities, including trade payables, other payables and accruals, lease liabilities and dividend payable, approximate their fair values due to their short-term maturities. The carrying amounts of the Group’s financial instruments carried at cost or amortized cost are not materially different from their fair values.

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

(c)    Impairment of non-financial assets

The Group tests annually whether goodwill has suffered any impairment. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount in accordance with the accounting policy stated in Note 2(l). The recoverable amount of an asset or a cash-generating unit is determined based on the higher of the asset’s or the cash-generating unit’s fair value less costs to disposal and value-in-use. The value-in-use calculation requires the entity to estimate the future cash flows expected to arise from the asset and a suitable discount rate in order to calculate present value, and the growth rate assumptions in the cash flow projections which has been prepared on the basis of management’s assumptions and estimates.

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

5. Revenue and Segment Information

Management has reviewed the Group’s internal reporting in order to assess performance and allocate resources, and has determined that the Group has two reportable operating segments as follows:

—Manufacturing business—manufacture and distribution of drug products

—Distribution business—provision of sales, distribution and marketing services to pharmaceutical manufacturers

The operating segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing approaches. The performance of each of the reportable segments is assessed based on operating profit.

The segment information is as follows:

	Year Ended December 31, 2019
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total
		(in US$’000)
Revenue from external customers	202,852	12,551	215,403
Interest income	76	84	160
Operating profit	21,738	1,182	22,920
Share of profits of joint venture and associated companies, net of tax	60	—	60
Finance costs	40	19	59
Depreciation/amortization	6,411	125	6,536
Additions to non‑current assets (other than financial instruments and deferred tax assets)	4,002	—	4,002

December 31, 2019
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total
(in US$’000)
Total segment assets	193,732	26,040	219,772

	Year Ended December 31, 2018
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total
		(in US$’000)
Revenue from external customers	205,949	9,889	215,838
Interest income	53	28	81
Operating profit	19,988	736	20,724
Share of profits of joint venture and associated companies, net of tax	131	—	131
Finance costs	152	—	152
Depreciation/amortization	5,956	9	5,965
Additions to non‑current assets (other than financial instruments and deferred tax assets)	3,471	—	3,471

December 31, 2018
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total
(in US$’000)
Total segment assets	196,753	19,620	216,373

	Year Ended December 31, 2017
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total
		(in US$’000)
Revenue from external customers	176,134	51,288	227,422
Interest income	131	89	220
Operating profit	23,411	1,244	24,655
Share of profits of joint venture and associated companies, net of tax	65	—	65
Finance costs	117	—	117
Loss on divestment of a subsidiary	169	—	169
Depreciation/amortization	4,976	9	4,985
Additions to non‑current assets (other than financial instruments and deferred tax assets)	6,111	1	6,112

Revenue from external customers is after elimination of inter-segment sales. The amount eliminated was US$0.7 million for 2019 (2018: US$1.9 million; 2017: US$3.0 million). Sales between segments are carried out at mutually agreed terms. Revenue from external customers is primarily for sales of goods which are recognized at a point in time, except for provision of services which are recognized over time of US$3.1 million in 2019 (2018: US$3.4 million; 2017: US$0.7 million) and included in the manufacturing business operating segment.

6. Other Net Operating Income

	Year Ended December 31,
	2019	2018	2017
		(in US$’000)
Interest income	160	81	220
Other operating income	6,226	4,332	3,306
Other operating expenses	(760)	(328)	(526)
	5,626	4,085	3,000

7. Operating Profit

	Year Ended December 31,
	2019	2018	2017
		(in US$’000)
Operating profit	22,920	20,724	24,655

Operating profit is stated after charging/(crediting) the following:

	Year Ended December 31,
	2019	2018	2017
		(in US$’000)
Cost of inventories recognized as expense	85,802	89,939	125,156
Depreciation of property, plant and equipment	5,417	5,348	4,380
Impairment of property, plant and equipment	525	—	—
Loss on disposal of property, plant and equipment	162	103	166
Amortization of leasehold land	230	256	253
Amortization of other intangible assets	351	361	352
Depreciation charge of right-of-use assets and lease expenses	1,227	1,180	1,214
Movements on the provision for trade receivables	(70)	19	(41)
Movements on the provision for excess and obsolete inventories	314	769	187
Research and development expense	1,041	823	1,014
Auditor’s remuneration	87	81	87
Employee benefit expenses (Note 10)	34,634	33,454	32,659

8. Assets Classified as Held For Sale

In December 2016, the board of directors and shareholders of Nanyang Baiyunshan Hutchison Whampoa Guanbao Pharmaceutical Company Limited (“NBHG”) agreed in principle to a divestment of the Company’s 60% majority interest in NBHG. On July 26, 2017, the Company received dividends of US$1.6 million from NBHG and on September 1, 2017 completed the divestment of its majority interest in NBHG for consideration of US$2.7 million (which was US$2.6 million net of cash held at NBHG). Based on the then net assets associated with NBHG attributable to the Company of US$2.9 million, the Company recorded a loss of $0.2 million upon the divestment.

9. Taxation Charge

	Year Ended December 31,
	2019	2018	2017
		(in US$’000)
Current tax	3,925	3,930	4,298
Deferred income tax (Note 17)	(291)	297	(669)
Taxation charge	3,634	4,227	3,629

The taxation charge on the Group’s profit before taxation differs from the theoretical amount that would arise using the Group’s weighted average tax rate as follows:

	Year Ended December 31,
	2019	2018	2017
		(in US$’000)
Profit before taxation	22,921	20,703	24,434
Tax calculated at the statutory tax rates of respective companies	5,730	5,176	6,109
Tax effects of:
Expenses not deductible for tax purposes	56	104	70
Tax concession (note)	(2,569)	(2,159)	(2,935)
Tax losses for which no deferred tax assets were recognized	522	1,005	396
(Over)/under provision in prior years	(17)	107	27
Others	(88)	(6)	(38)
Taxation charge	3,634	4,227	3,629

Note: The Company has been granted the High and New Technology Enterprise status. Accordingly, the Company is subject to a preferential income tax rate of 15% in 2019 and will renew the status in 2020 (2018: 15%; 2017: 15%). Certain research and development expenses are also eligible for super-deduction such that 175% (2018: 175%; 2017: 150%) of qualified expenses incurred are deductible for tax purposes.

The weighted average tax rate calculated at the statutory tax rates of respective companies for the year was 25% (2018: 25%; 2017: 25%). The effective tax rate for the year was 15.9% (2018: 20.4%; 2017: 14.9%).

10. Employee Benefit Expenses

	Year Ended December 31,
	2019	2018	2017
		(in US$’000)
Wages, salaries and bonuses	25,066	23,910	23,700
Pension costs—defined contribution plans	8,282	8,408	7,637
Staff welfare	1,286	1,136	1,322
	34,634	33,454	32,659

Employee benefit expenses of approximately US$11.4 million (2018: US$9.2 million; 2017: US$9.1 million) are included in cost of sales.

11. Cash and Cash Equivalents

	December 31,
	2019	2018
	(in US$’000)
Cash and cash equivalents	21,421	16,843

The cash and cash equivalents denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

12. Trade and Bills Receivables

	December 31,
	2019	2018
	(in US$’000)
Trade receivables—third parties	1,896	1,624
Trade receivables—related parties (Note 25(b))	1,770	1,891
Bills receivables	44,607	43,164
	48,273	46,679

All trade and bills receivables are denominated in RMB and are due within one year from the end of the reporting period. The carrying values of trade and bills receivables approximate their fair values due to their short-term maturities.

Movements on the provision for trade receivables are as follows:

	2019	2018	2017
		(in US$’000)
As at January 1	90	75	110
Increase in provision for trade receivables	5	78	—
Decrease in provision due to subsequent collection	(75)	(59)	(41)
Exchange differences	(1)	(4)	6
As at December 31	19	90	75

The impaired and provided receivables as at December 31, 2019 and December 31, 2018 were aged over 1 year.

13. Other Receivables, Prepayments and Deposits

	December 31,
	2019	2018
	(in US$’000)
Prepayments to suppliers	7,098	2,867
Value‑added tax receivables	597	1,310
Others	898	1,530
	8,593	5,707

14. Inventories

	December 31,
	2019	2018
	(in US$’000)
Raw materials	15,681	16,485
Work in progress	15,602	16,311
Finished goods	15,134	13,995
	46,417	46,791

15. Property, Plant and Equipment

			Furniture and
			fixtures, other
	Buildings		equipment
	and	Plant and	and motor	Construction
	facilities	equipment	vehicles	in progress	Total
			(in US$’000)
Cost
As at January 1, 2019	61,319	25,866	10,700	1,423	99,308
Additions	158	415	533	1,395	2,501
Disposals	(1,005)	(673)	(319)	—	(1,997)
Transfers	227	502	741	(1,470)	—
Exchange differences	(1,600)	(684)	(302)	(37)	(2,623)
As at December 31, 2019	59,099	25,426	11,353	1,311	97,189
Accumulated depreciation
As at January 1, 2019	12,739	12,929	7,707	—	33,375
Depreciation	2,299	1,569	1,549	—	5,417
Disposals	(887)	(294)	(287)	—	(1,468)
Impairment	241	267	17	—	525
Exchange differences	(371)	(375)	(231)	—	(977)
As at December 31, 2019	14,021	14,096	8,755	—	36,872
Net book value
As at December 31, 2019	45,078	11,330	2,598	1,311	60,317

			Furniture and
			fixtures, other
	Buildings		equipment
	and	Plant and	and motor	Construction
	facilities	equipment	vehicles	in progress	Total
			(in US$’000)
Cost
As at January 1, 2018	63,378	26,720	8,494	1,973	100,565
Additions	228	539	1,607	1,097	3,471
Disposals	—	(343)	(47)	—	(390)
Transfers	399	82	1,101	(1,582)	—
Exchange differences	(2,686)	(1,132)	(455)	(65)	(4,338)
As at December 31, 2018	61,319	25,866	10,700	1,423	99,308
Accumulated depreciation
As at January 1, 2018	10,880	12,110	6,758	—	29,748
Depreciation	2,406	1,626	1,316	—	5,348
Disposals	—	(249)	(38)	—	(287)
Exchange differences	(547)	(558)	(329)	—	(1,434)
As at December 31, 2018	12,739	12,929	7,707	—	33,375
Net book value
As at December 31, 2018	48,580	12,937	2,993	1,423	65,933

			Furniture and
			fixtures, other
	Buildings		equipment
	and	Plant and	and motor	Construction
	facilities	equipment	vehicles	in progress	Total
			(in US$’000)
Cost
As at January 1, 2017	25,969	13,701	7,769	42,618	90,057
Additions	2,539	291	677	2,605	6,112
Disposals	—	(328)	(1,026)	—	(1,354)
Transfers (note)	32,214	11,847	580	(44,641)	—
Exchange differences	2,656	1,209	494	1,391	5,750
As at December 31, 2017	63,378	26,720	8,494	1,973	100,565
Accumulated depreciation
As at January 1, 2017	8,550	10,088	6,289	—	24,927
Depreciation	1,762	1,841	777	—	4,380
Disposals	—	(484)	(704)	—	(1,188)
Exchange differences	568	665	396	—	1,629
As at December 31, 2017	10,880	12,110	6,758	—	29,748
Net book value
As at December 31, 2017	52,498	14,610	1,736	1,973	70,817

Note: Construction in progress mainly related to the construction of an office building and a factory. In March 2017 and December 2017, the factory and office became ready for its intended use respectively.

16. Leases

The Group leases various warehouses and machinery. Lease contracts are typically within a period of 1 to 6 years.

Leases consisted of the following:

December 31,
2019
(in US$’000)
Right-of-use assets:
Warehouses	1,268
Machinery	257
1,525
Lease liabilities—current	611
Lease liabilities—non-current	960
1,571

Lease activities are summarized as follows:

Year Ended
December 31,
2019
(in US$’000)
Lease expenses: Short-term leases with lease terms equal or less than 12 months	689
Depreciation charge of right-of-use assets	538
Interest expense (included in finance costs)	59
Cash paid on lease liabilities	556
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	1,145

The weighted average remaining lease term and weighted average discount rate as at December 31, 2019 was 2.51 years and 4.77% respectively.

Future lease payments are as follows:

December 31,
2019
(in US$’000)
Lease payments:
Not later than 1 year	671
Between 1 to 2 years	678
Between 2 to 3 years	320
Total lease payments	1,669
Less: Discount factor	(98)
Total lease liabilities	1,571

17. Deferred Tax Assets and Liabilities

	December 31,
	2019	2018
	(in US$’000)
Deferred tax assets	2,323	2,095
Deferred tax liabilities	(106)	(109)
Net deferred tax assets	2,217	1,986

The movements in net deferred tax assets are as follows:

	2019	2018	2017
		(in US$’000)
At January 1	1,986	2,375	1,586
(Debited)/credited to the consolidated income statements
—Tax losses	(27)	(867)	657
—Accrued expenses, provisions, depreciation allowances	318	570	12
Exchange differences	(60)	(92)	120
At December 31	2,217	1,986	2,375

The Group’s deferred tax assets and liabilities are temporary differences including tax losses, accrued expenses, provisions and depreciation allowances. The potential deferred tax assets in respect of tax losses which have not been recognized in the consolidated financial statements were approximately US$1.5 million (2018: US$1.0 million).

These unrecognized tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2019	2018
	(in US$’000)
2019	—	16
2020	559	574
2021	873	887
2022	1,729	1,757
2023	792	922
2024	2,046	—
	5,999	4,156

18. Other Non-Current Assets

	December 31,
	2019	2018
	(in US$’000)
Prepayment of leasehold land rights (note)	10,410	10,691
Others	80	499
	10,490	11,190

Note: Represents prepayments for a land use right. The title of the land is in the process of registration, pending remaining administrative procedures. The respective prepayments are recorded in other non-current assets until the registration is completed and title is transferred to the Company. As at December 31, 2019, this process is still in progress and the Group does not have right to use the land.

19. Other Intangible Assets

The movements in net other intangible assets are as follows:

	December 31,
	2019	2018
	(in US$’000)
At January 1	2,434	2,906
Additions (note)	356	—
Amortization	(351)	(361)
Exchange differences	(64)	(111)
At December 31	2,375	2,434

Note: Represents re-registration of drug licenses.

20. Trade Payables

	December 31,
	2019	2018
	(in US$’000)
Trade payables—third parties	10,023	10,281
Trade payables—related parties (Note 25(b))	2,676	5,383
	12,699	15,664

All trade payables are denominated in RMB and due within one year from the end of the reporting period. The carrying value of trade payables approximates their fair values due to their short-term maturities.

21. Other Payables, Accruals and Advance Receipts

	December 31,
	2019	2018
	(in US$’000)
Other payables and accruals
Accrued salaries and benefits	3,714	3,665
Accrued selling and administrative expenses	15,901	12,913
Value‑added tax and tax surcharge payables	2,471	4,977
Deposits received	4,769	4,188
Other payables to manufacturers	11,448	9,086
Others	4,831	5,470
	43,134	40,299
Advance receipts
Payments in advance from customers (note)	17,035	14,716
Deferred government incentives	1,708	1,806
	18,743	16,522
	61,877	56,821

Note: Substantially all customer balances as at December 31, 2018 were recognized to revenue during the year ended December 31, 2019. Additionally, substantially all customer balances as at December 31, 2019 are expected to be recognized to revenue within one year upon transfer of goods or services as the contracts have an expected duration of one year or less.

22. Deferred Income

	December 31,
	2019	2018
	(in US$’000)
Deferred government incentives:
Buildings and other non‑current assets	11,904	12,747
Others	3,340	4,179
	15,244	16,926

23. Notes to the Consolidated Statements of Cash Flows

(a)    Reconciliation of profit for the year to net cash generated from operations:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Profit for the year	19,287	16,476	20,805
Adjustments to reconcile profit for the year to net cash generated from operations
Taxation charge	3,634	4,227	3,629
Finance costs	59	152	117
Interest income	(160)	(81)	(220)
Share of profits of joint venture and associated companies, net of tax	(60)	(131)	(65)
Depreciation on property, plant and equipment	5,417	5,348	4,380
Depreciation charge of right-of-use assets	538	—	—
Loss on disposal of property, plant and equipment	162	103	166
Impairment of property, plant and equipment	525	—	—
Amortization of leasehold land	230	256	253
Amortization of other intangible assets	351	361	352
Provision for trade receivables	(70)	19	(41)
Provision for excess and obsolete inventories	314	769	187
Amortization of deferred income	(2,187)	(1,753)	(1,076)
Loss on divestment of a subsidiary	—	—	169
Exchange differences	(1,120)	(1,617)	1,363
Changes in working capital:
Trade and bills receivables	(1,524)	(10,330)	6,903
Other receivables, prepayments and deposits	(2,886)	1,229	(3,265)
Inventories	60	(3,137)	(15,771)
Other non-current assets	700	(302)	(206)
Trade payables	(2,965)	119	(3,424)
Other payables, accruals and advance receipts	5,932	17,466	11,194
Movements on the net assets classified as held for sale	—	—	(606)
Total changes in working capital	(683)	5,045	(5,175)
Net cash generated from operations	26,237	29,174	24,844

(b)    Supplemental disclosure for non-cash activities

During the years ended December 31, 2019, 2018 and 2017, there was a decrease in accruals made for purchases of property, plant and equipment of US$0.9 million, US$1.9 million and US$1.1 million respectively.

24. Capital commitments

The Group had the following capital commitments:

December 31,
2019
(in US$’000)
Property, plant and equipment
Contracted but not provided for	1,310

Capital commitments for property, plant and equipment are mainly for improvements to the Group’s plant.

25. Significant Related Party Transactions

The Group has the following significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(a)    Transactions with related parties:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Sales of goods to:
—Fellow subsidiaries of GBPHCL	23,658	23,015	24,252
—A fellow subsidiary of GZHCMHK	210	756	946
	23,868	23,771	25,198
Other services income from:
—An equity investee	275	—	—
—Fellow subsidiaries of GBPHCL	5,913	6,994	3,171
	6,188	6,994	3,171
Purchase of goods from:
—An equity investee	3,216	4,349	1,726
—Fellow subsidiaries of GBPHCL	24,733	33,044	31,446
	27,949	37,393	33,172
Advertising expenses to:
—A fellow subsidiary of GBPHCL	5,128	7,752	5,957
Interest paid to:
—A fellow subsidiary of GBPHCL	—	45	92
—A non-controlling shareholder of a subsidiary	16	21	25
	16	66	117

No transactions have been entered into with the directors of the Company (being the key management personnel) during the year ended December 31, 2019 (2018 and 2017: nil).

(b)    Balances with related parties included in:

	December 31,
	2019	2018
	(in US$’000)
Trade and bills receivables
—Fellow subsidiaries of GBPHCL (note (i))	1,770	1,891
Trade payables
—Fellow subsidiaries of GBPHCL (note (i))	2,579	4,665
—An equity investee (note (i))	97	718
	2,676	5,383
Other receivables—related parties
—Fellow subsidiaries of GBPHCL (note (i))	964	1,113
—An equity investee (note (i))	—	112
	964	1,225
Other payables, accruals and advance receipts
—Fellow subsidiaries of GZHCMHK (note (i))	156	156
—Fellow subsidiaries of GBPHCL (note (i))	6,154	6,704
—GBPHCL (note (ii))	131	134
—An equity investee	228	—
	6,669	6,994
Dividend payable - current
—GZHCMHK	23,481	—
—GBPHCL	23,481	—
	46,962	—
Dividend payable - non-current
—GZHCMHK	16,190	—
—GBPHCL	16,190	—
	32,380	—

Notes:

(i)	Balances are unsecured, interest-free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.
(ii)	Balance is unsecured, interest bearing and repayable on demand. The carrying value of balance with a related party approximates its fair value due to its short-term maturity. During the year ended December 31, 2018, the balance of advances from a shareholder of US$2.3 million was repaid.

26. Particulars of Principal Subsidiaries, Joint Venture and Associated Companies

		Nominal		Equity
		value of		interest
	Place of	registered		attributable
	establishment	capital		to the Group
	and	December 31,
Name	operation	2019	2018	2019	2018	Type of legal entity	Principal activity
		(in RMB’000)
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine (Bozhou) Co. Ltd	PRC	100,000	100,000	100%	100%	Limited liability company	Manufacture, sales and distribution of drug products
Hutchison Whampoa Guangzhou Baiyunshan Pharmaceuticals Limited	PRC	10,000	10,000	100%	100%	Limited liability company	Sales and marketing of drug products
Hutchison Whampoa Guangzhou Baiyunshan Health & Wellness Co. Ltd	PRC	10,000	10,000	100%	100%	Limited liability company	Health supplemented food distribution
Hutchison Whampoa Baiyunshan Lai Da Pharmaceuticals (Shan Tou) Company Limited	PRC	10,000	10,000	70%	70%	Limited liability company	Manufacture, sales and distribution of drug products
Fuyang Baiyunshan Hutchison Whampoa Chinese Medicine Technology Company Limited	PRC	3,650	3,650	75%	75%	Limited liability company	Agriculture and sales of Chinese herbs
Wenshan Baiyunshan Hutchison Whampoa Sanqi Co. Ltd.	PRC	2,000	2,000	51%	51%	Limited liability company	Agriculture and sales of Chinese herbs
Daqing Baiyunshan Hutchison Whampoa Banlangen Technology Company Limited	PRC	1,020	1,020	51%	51%	Limited liability company	Agriculture and sales of Chinese herbs
Shen Nong Garden Traditional Chinese Medicine Museum	PRC	1,000	1,000	100%	100%	Non‑profit making organization	Promote awareness of Chinese herbs
Nanyang Baiyunshan Hutchison Whampoa Danshen R&D Limited	PRC	1,000	1,000	51%	51%	Limited liability company	Agriculture and sales of Chinese herbs
Bozhou Baiyunshan Pharmaceuticals Co Ltd	PRC	500	500	100%	100%	Limited liability company	Manufacture, sales and distribution of drug products
Shen Nong Garden Pharmacy Company Limited	PRC	200	200	100%	100%	Limited liability company	Retail of drug products, health foods and souvenirs
Joint Venture
Qing Yuan Hutchison Whampoa Baiyunshan Chinese Medicine Company Limited	PRC	1,000	1,000	50%	50%	Limited liability company	Agriculture and sales of Chinese herbs
Associated companies
Linyi Shenghe Jiuzhou Pharmaceuticals Company Limited	PRC	3,000	3,000	30%	30%	Limited liability company	Agriculture and sales of Chinese herbs
Tibet Lizhi Guangzhou Pharmaceutical Development Co. Ltd.	PRC	2,000	2,000	20%	20%	Limited liability company	Trading of Chinese herbs

27. Subsequent Events

The Group evaluated subsequent events through March 3, 2020, which is the date when the consolidated financial statements were issued.

NUTRITION SCIENCE PARTNERS LIMITED

Report of Independent Auditors

To the Board of Directors and Shareholders of Nutrition Science Partners Limited

We have audited the accompanying consolidated financial statements of Nutrition Science Partners Limited and its subsidiary (the “Company”), which comprise the consolidated statements of financial position as of December 9, 2019 and December 31, 2018, and the related consolidated income statements, consolidated statements of comprehensive income/(loss), of changes in equity and of cash flows for the period ended December 9, 2019 and each of the two years in the period ended December 31, 2018.

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

Auditors’ Responsibility

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nutrition Science Partners Limited and its subsidiary as of December 9, 2019 and December 31, 2018, and the results of their operations and their cash flows for the period ended December 9, 2019 and each of the two years in the period ended December 31, 2018, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers

Hong Kong

March 3, 2020

Nutrition Science Partners Limited

Consolidated Income Statements

(in US$’000)

		Period Ended December 9,	Year Ended December 31,
	Note	2019	2018	2017
Service fees charged by a related party	5	—	(6,973)	(8,893)
Other research and development costs		(19)	(1,361)	(242)
Impairment provision	6	—	(30,000)	—
Administrative expenses		(32)	(52)	(75)
Interest income		250	188	—
Profit/(loss) before taxation		199	(38,198)	(9,210)
Taxation charge	7	—	—	—
Profit/(loss) for the period/year		199	(38,198)	(9,210)

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Science Partners Limited

Consolidated Statements of Comprehensive Income/(Loss)

(in US$’000)

	Period Ended
	December 9,	Year Ended December 31,
	2019	2018	2017
Profit/(loss) for the period/year	199	(38,198)	(9,210)
Total comprehensive income/(loss) for the period/year	199	(38,198)	(9,210)

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Science Partners Limited

Consolidated Statements of Financial Position

(in US$’000)

		December 9,	December 31,
	Note	2019	2018
Assets
Current assets
Cash and cash equivalents	8	16,769	17,320
Other receivables		25	—
Total assets		16,794	17,320
Liabilities and shareholders’ equity
Current liabilities
Other payables and accruals		362	1,044
Amounts due to related parties	9	30	73
Total liabilities		392	1,117
Shareholders’ equity
Share capital	10	114,000	114,000
Accumulated losses		(97,598)	(97,797)
Total shareholders’ equity		16,402	16,203
Total liabilities and shareholders’ equity		16,794	17,320

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Science Partners Limited

Consolidated Statements of Changes in Equity

(in US$’000)

	Share	Accumulated	Total
	capital	losses	equity
As at January 1, 2017	84,000	(50,389)	33,611
Issuance of share capital	14,000	–	14,000
Total comprehensive loss	–	(9,210)	(9,210)
As at December 31, 2017	98,000	(59,599)	38,401
Issuance of share capital	16,000	–	16,000
Total comprehensive loss	–	(38,198)	(38,198)
As at December 31, 2018	114,000	(97,797)	16,203
Total comprehensive income	–	199	199
As at December 9, 2019	114,000	(97,598)	16,402

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Science Partners Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Period Ended December 9,	Year Ended December 31,
	Note	2019	2018	2017
Operating activities
Profit/(loss) for the period/year		199	(38,198)	(9,210)
Impairment provision	6	—	30,000	—
Changes in working capital:
Other receivables		(25)	—	—
Other payables and accruals		(682)	755	149
Amounts due to related parties		(43)	(877)	(692)
Net cash used in operating activities		(551)	(8,320)	(9,753)
Financing activities
Proceeds from issuance of share capital	10	—	16,000	14,000
Net cash generated from financing activities		—	16,000	14,000
Net (decrease)/increase in cash and cash equivalents		(551)	7,680	4,247
Cash and cash equivalents
Cash and cash equivalents at beginning of period/year		17,320	9,640	5,393
Cash and cash equivalents at end of period/year		16,769	17,320	9,640

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Science Partners Limited

Notes to the Consolidated Financial Statements

1. General Information

Nutrition Science Partners Limited (the “Company”) and its subsidiary (together, the “Group”) are principally engaged in the research and development of pharmaceutical products. The Company was incorporated in Hong Kong on May 28, 2012 as a limited liability company. The registered office of the Company is located at 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

On November 27, 2012, Hutchison MediPharma (Hong Kong) Limited (“HMPHK”), a subsidiary of Hutchison China MediTech Limited (“Chi-Med”, which together with its subsidiaries, hereinafter collectively referred to as the “Chi-Med Group”) and Nestlé Health Science S.A. (“NHS”), a subsidiary of Nestlé S.A. (“Nestlé”), entered into a joint venture agreement (“JV Agreement”). Pursuant to the JV Agreement, Nestlé agreed to contribute cash of US$30 million and the Chi-Med Group agreed to contribute assets and business processes including (i) the global development and commercial rights of a novel, oral therapy drug candidate for Inflammatory Bowel Disease and (ii) the exclusive rights to its extensive botanical library and well-established botanical research and development platform in the field of gastrointestinal disease into the Company. The Company was jointly owned by HMPHK and NHS with 50% equity interest each. On December 9, 2019, HMPHK acquired NHS’ 50% shareholding in the Company from NHS (the “Transaction”) and terminated the JV Agreement. After the Transaction, the Company became a wholly owned subsidiary of HMPHK.

These consolidated financial statements are presented up to the period ended December 9, 2019 when the Company was a non-consolidated affiliate of Chi-Med for their inclusion in Chi-Med’s annual report on Form 20-F for the fiscal year ended December 31, 2019. These consolidated financial statements are presented in United States dollars (“US$”), unless otherwise stated and have been approved for issue by the Company’s Board of Directors (the “Board”) on March 3, 2020.

2. Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by International Accounting Standards Board (“IASB”). These consolidated financial statements have been prepared under the historical cost convention.

During the period, the Group has adopted all of the new and revised standards, amendments and interpretations issued by the IASB that are relevant to the Group’s operations and mandatory for annual periods beginning January 1, 2019. The adoption of these new and revised standards, amendments and interpretations did not have any material effects on the Group’s results of operations or financial position.

The following standards, amendments and interpretations were in issue but not yet effective for the financial year ended December 31, 2019 and have not been early adopted by the Group:

IAS 1 and IAS 8 (Amendments)(1)	Definition of Material
IFRS 3 (Amendments)(1)	Definition of a Business
IFRS 7, IFRS 9 and IAS 39 (Amendments)(1)	Interest rate benchmark reform
IFRS 17(2)	Insurance Contracts
IFRS 10 and IAS 28 (Amendments)(3)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Conceptual Framework for Financial Reporting(1)	Revised Conceptual Framework for Financial Reporting

(1)	Effective for the Group for annual periods beginning on or after January 1, 2020.
(2)	Effective for the Group for annual periods beginning on or after January 1, 2021.
(3)	Effective date to be determined by the IASB.

The adoption of standards, amendments and interpretations listed above in future periods is not expected to have any material effects on the Group’s results of operations or financial position.

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

(c)    Foreign Currency Translation

Items included in the financial statements of each of the Group’s companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and its subsidiary as well as the presentation currency of the Group is US$.

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the income statement.

(d)    Segment Reporting

The Group has one operating segment which conducts research and development activities. All segment assets are located in Hong Kong. The Board has been identified as the Group’s chief operating decision-maker and reviews the consolidated results of the Group for the purposes of resource allocation and performance assessment. Therefore, no additional reportable segment and geographical information has been presented.

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

(b)    Liquidity Risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through balances with related parties and shareholders.

As at December 9, 2019 and December 31, 2018, the Group’s current financial liabilities were all contractually due for settlement within twelve months and the Group expects to meet all liquidity requirements.

(ii)    Capital Management

The primary objective of the Group’s capital management is to safeguard the Group’s ability to continue as a going concern.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made to these objectives, policies or processes for managing capital during the period ended December 9, 2019 and the years ended December 31, 2018 and 2017.

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

(i)    Impairment of intangible asset

The Group tests annually whether an intangible asset not ready for use has incurred any impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets exceeds its recoverable amount in accordance with the accounting policy stated in Note 2(e). The recoverable amount of an asset or a cash-generating unit is determined based on the higher of the asset’s or the cash-generating unit’s fair value less costs to sell and value-in-use. The value-in-use calculation requires the entity to estimate the future cash flows expected to arise from the asset and a suitable discount rate in order to calculate present value, and the growth rate assumptions in the cash flow projections which have been prepared on the basis of management’s assumptions and estimates. The fair value less costs to sell for an asset not traded in an active market is determined using valuation techniques (level 3 in the fair value hierarchy).

During the year ended December 31, 2018, the Group recorded a full impairment provision of the intangible asset. Refer to Note 6.

5. Significant Related Party Transactions

(i)    The Group has the following significant transactions during the period/years with related parties which were carried out in the normal course of business at terms equivalent to those that prevail in arm’s length transactions and agreed by the relevant parties:

	Period Ended December 9,	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Service fees charged by a subsidiary of Chi-Med	—	6,973	8,893

On March 25, 2013, Hutchison MediPharma Limited (“HMP”), a subsidiary of Chi-Med, and NHS entered into a research and development collaboration agreement as contemplated by the JV Agreement for the exclusive rights to conduct research to evaluate and develop products from HMP’s extensive botanical library and well established botanical research and development platform in the field of gastrointestinal disease.

On November 19, 2018, the Board decided to put on hold the Company’s research activities pending a strategic review. Refer to Note 6. On December 9, 2019, the collaboration agreement was terminated along with the JV Agreement.

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

The option was never exercised and on December 9, 2019, the option agreement was terminated along with the JV Agreement.

(iii)    Compensation of key management personnel of the Group:

No compensation was paid by the Group to the key management personnel of the Group in respect of their services rendered to the Group during the period ended December 9, 2019 and the years ended December 31, 2018 and 2017.

6. Impairment Provision

On November 19, 2018, the Board reviewed the progress of its drug candidates. After due consideration of the timeline and further investments required to complete the clinical trials and reach the commercialization stage, it decided to explore alternative strategic options to maximize the economic returns from the drug candidates. The Group has performed an annual impairment assessment of the recoverability of the US$30 million intangible asset by comparing its carrying amount to the higher of the asset’s value-in-use or its fair value less costs to sell. In preparing its assessment, although the Group was in the process of identifying potential buyers or collaboration partners to maximize its economics returns from the drug candidates, there was no certainty of an available market or that a suitable buyer or partner can be readily identified. Accordingly, the Group recorded a full impairment provision during the year ended December 31, 2018. During the period ended December 9, 2019, there were no further developments on the drug candidates that would indicate a reversal of impairment was appropriate.

7. Taxation Charge

No Hong Kong profits tax has been provided as the Group had no assessable profit for the period ended December 9, 2019 and the years ended December 31, 2018 and 2017.

The taxation on the Group’s profit/(loss) before taxation differs from the theoretical account that would arise using the applicable tax rate as follows:

	Period Ended
	December 9,	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Profit/(loss) before taxation	199	(38,198)	(9,210)
Calculated at a taxation rate of 16.5%	33	(6,303)	(1,520)
Net effect of (income not taxable)/expenses not tax deductible	(33)	6,303	1,520
Taxation charge	—	—	—

8. Cash and Cash Equivalents

	December 9,	December 31,
	2019	2018
	(in US$’000)
Cash at bank	16,769	17,320

The carrying amounts of the cash and cash equivalents are denominated in US$.

9. Amounts Due to Related Parties

	December 9,	December 31,
	2019	2018
	(in US$’000)
Subsidiaries of Chi-Med	30	73

The amounts due to related parties are unsecured, interest free and repayable on demand.

10. Share Capital

	2019		2018		2017
	Number of		Number of		Number of
	shares	(in US$’000)	shares	(in US$’000)	shares	(in US$’000)
Issued and fully paid:
Ordinary shares
At January 1	57,000	114,000	49,000	98,000	42,000	84,000
Issuance of shares (note)	—	—	8,000	16,000	7,000	14,000
At December 9/December 31	57,000	114,000	57,000	114,000	49,000	98,000

Note: On April 24, 2018 and February 22, 2017, 8,000 and 7,000 additional ordinary shares of US$2,000 each were issued respectively. They were issued equally to the two existing shareholders at the time.

11. Directors’ Emoluments

None of the directors received any fees or emoluments from the Group in respect of their services rendered to the Group during the period ended December 9, 2019 and the years ended December 31, 2018 and 2017.

12. Subsidiary

Nominal value
		of issued		Equity interest
		ordinary share		attributable to
	Place of	capital in GBP		the Group
	establishment	As at	As at	As at	As at
	and	December 9,	December 31,	December 9,	December 31,	Type of
Name	operation	2019	2018	2019	2018	legal entity	Principal activity
Nutrition Science Partners (UK) Limited	United Kingdom	1	1	100%	100%	Limited liability company	Inactive

13. Subsequent Events

The Group evaluated subsequent events through March 3, 2020, which is the date when the consolidated financial statements were issued.