Form 20-F/A
period 2019-12-31
Hutchison China MediTech Ltd
filed 2020-04-29
CIK 1648257

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

Christian Hogg

Chief Executive Officer

Level 18, The Metropolis Tower

10 Metropolis Drive

Hunghom, Kowloon

Hong Kong

Telephone: +852 2121 8200

Facsimile: +852 2121 8281

(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing five ordinary shares, par value $0.10 per share	HCM	Nasdaq Global Select Market
Ordinary shares, par value $0.10 per share*		Nasdaq Global Select Market*

*Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq Global Select Market.

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

Large accelerated filer ⌧	Accelerated filer ☐	Non-accelerated filer ◻	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

⌧ Yes ◻ No

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

◻ Item 17  ◻ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ◻

☐ Yes  ☒ No

EXPLANATORY NOTE

On April 27, 2020, the shareholders of Hutchison China MediTech Limited (the “Company”) approved by special resolution the amended and restated memorandum and articles of association of the Company (the “New Memorandum and Articles”) in substitution of the existing memorandum and articles of association of the Company. To make it easier for shareholders to participate in future general meetings, the New Memorandum and Articles permit the Company to convene “hybrid” general meetings where shareholders have the option to attend and participate either in person (in a main location or in specified satellite locations) or virtually by electronic means. The New Memorandum and Articles also incorporate minor updates to reflect legislative changes and clerical amendments.

This Amendment No. 1 (“Amendment No. 1”) to the Company’s annual report on Form 20-F for the year ended December 31, 2019, originally filed with the Securities and Exchange Commission on March 3, 2020 (the “2019 Form 20-F”), is being filed solely to add and file a complete copy of the New Memorandum and Articles as Exhibit 1.2, a description of the Company’s ordinary shares as Exhibit 2.4, a description of the Company’s American depositary shares as Exhibit 2.5, amend the exhibit index accordingly and update the certifications of the executive officers as of the date of this Amendment No. 1 in accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended.

This Amendment No. 1 speaks as of the filing date of the 2019 Form 20-F. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2019 Form 20-F or reflect any events that have occurred since the filing date of the 2019 Form 20-F.

ITEM 19. EXHIBITS

EXHIBIT INDEX

1.1

Memorandum and Articles of Association of Hutchison China MediTech Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

1.2*	Amended and Restated Memorandum and Articles of Association of Hutchison China MediTech Limited
2.1

Form of Deposit Agreement by and among Hutchison China MediTech Limited, Deutsche Bank Trust Company Americas, and all holders and beneficial owners of ADSs issued thereunder (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on March 4, 2016)

2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on March 4, 2016)
2.3

Form of Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.3 to Amendment No. 2 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on February 11, 2016)

2.4*	Description of Ordinary Shares
2.5*	Description of American Depositary Shares
4.1#

License and Collaboration Agreement by and between Hutchison MediPharma Limited and AstraZeneca AB (publ) dated as of December 21, 2011(incorporated by reference to exhibit 4.1 to our annual report on Form 20F/A Aled with the SEC on May 30, 2019)

4.2#

Amended and Restated Exclusive License and Collaboration Agreement by and among Hutchison MediPharma Limited, Eli Lilly Trading (Shanghai) Company Limited and Hutchison China MediTech Limited dated as of October 8, 2013 (incorporated by reference to Exhibit 4.2 to our annual report on Form 20F/A filed with the SEC on May 30, 2019)

4.3#

Joint Venture Agreement by and among Hutchison MediPharma (Hong Kong) Limited, Nestlé Health Science S.A., Nutrition Science Partners Limited and Hutchison China MediTech Limited dated as of November 27, 2012 (incorporated by reference to Exhibit 4.4 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.4#

English translation of Sino-Foreign Joint Venture Contract by and between Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited and Hutchison Chinese Medicine (Guangzhou) Investment Limited dated as of November 28, 2004 (incorporated by reference to Exhibit 4.5 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.5#

English translation of Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Hutchison Chinese Medicine (Shanghai) Investment Limited dated as of January 6, 2001 (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.6

English translation of First Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Hutchison Chinese Medicine (Shanghai) Investment Limited dated as of July 12, 2001 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.7

English translation of Second Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai Hutchison Chinese Medicine (HK) Investment Limited dated as of November 5, 2007 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.8

English translation of Third Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai Hutchison Chinese Medicine (HK) Investment Limited dated as of June 19, 2012 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.9#

English translation of Fourth Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai Hutchison Chinese Medicine (HK) Investment Limited dated as of March 8, 2013 (incorporated by reference to Exhibit 4.10 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.10

English translation of Sino-Foreign Joint Venture Contract by and between Sinopharm Group Co. Ltd. and Hutchison Chinese Medicine GSP (HK) Holdings Limited dated as of December 18, 2013 (incorporated by reference to Exhibit 4.11 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.11

Form of Executive Employment Agreement for Hutchison China MediTech (HK) Limited executive officers (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.12

English translation of Form of Executive Employment Agreement for Hutchison MediPharma Limited executive officers (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.13

Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.14+

First Amendment to License and Collaboration Agreement by and between Hutchison MediPharma Limited and AstraZeneca (publ) dated as of August 1, 2016 (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F filed with the SEC on March 13, 2017)

4.15#

First Amendment to the Amended and Restated Exclusive License and Collaboration Agreement by and among Lilly (Shanghai) Management Company Limited, Hutchison MediPharma Limited and Hutchison China MediTech Limited dated as of December 18, 2018 (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F/A filed with the SEC on May 2, 2019)

8.1**	List of Significant Subsidiaries of the Company
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2**	Certification of Acting Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1**	Consent of PricewaterhouseCoopers, an independent registered accounting firm, regarding the consolidated financial statements of Hutchison China MediTech Limited
15.2**	Consent of PricewaterhouseCoopers, an independent registered accounting firm, regarding the consolidated financial statements of Nutrition Science Partners Limited
15.3**	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent accountants, regarding the consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited
15.4**	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent accountants, regarding the consolidated financial statements of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited
15.5**	Consent of Conyers Dill & Pearman
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definitions Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*     Filed herewith.

**   Previously filed.

+     Confidential treatment previously requested and granted as to portions of the exhibit. Confidential materials have been submitted separately to the SEC.

#     Portions of the exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the company if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to the annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

Hutchison China MediTech Limited

	By:	/s/ CHRISTIAN HOGG
		Name:	Christian Hogg
		Title:	Chief Executive Officer
Date: April 29, 2020

5