Form 20-F
period 2020-12-31
Hutchison China MediTech Ltd
filed 2021-03-04
CIK 1648257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

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

727,722,215 ordinary shares were issued and outstanding as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧ Yes ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Note

◻ Yes ⌧ No

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepare or issued its audit report. ⌧

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

☐ Yes  ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

◻ Yes ◻ No

Hutchison China MediTech Limited

INTRODUCTION

This annual report on Form 20-F contains our audited consolidated statements of operations data for the years ended December 31, 2020, 2019 and 2018 and our audited consolidated balance sheet data as of December 31, 2020 and 2019. Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

This annual report also includes audited consolidated income statement data for the years ended December 31, 2020, 2019 and 2018 and the audited consolidated statements of financial position data as of December 31, 2020 and 2019 for each of our two non-consolidated joint ventures, Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan, which are accounted for using the equity accounting method.  This annual report also includes audited consolidated income statement data for the period ended December 9, 2019 and the year ended December 31, 2018 and the audited consolidated statement of financial position data as of December 9, 2019 of Nutrition Science Partners when it was our non-consolidated joint venture.  On December 9, 2019, we acquired our joint venture partner’s 50% shareholding in Nutrition Science Partners, after which Nutrition Science Partners became our consolidated subsidiary. The financial statements of each of Shanghai Hutchison Pharmaceuticals, Hutchison Baiyunshan and Nutrition Science Partners have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, or IASB.

Unless the context requires otherwise, references herein to the “company,” “Hutchmed,” “we,” “us” and “our” refer to Hutchison China MediTech Limited and its consolidated subsidiaries and joint ventures.

Conventions Used in this Annual Report

Unless otherwise indicated, references in this annual report to:

●	“ADRs” are to the American depositary receipts, which evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents five ordinary shares;
●	“China” or “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
●	“CK Hutchison” are to CK Hutchison Holdings Limited, a company incorporated in the Cayman Islands and listed on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, and the ultimate parent company of our largest shareholder, Hutchison Healthcare Holdings Limited;
●	“E.U.” are to the European Union;
●	“Guangzhou Baiyunshan” are to Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited, a leading China-based pharmaceutical company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange;
●	“Hain Celestial” are to The Hain Celestial Group, Inc., a Nasdaq-listed, natural and organic food and personal care products company;
●	“HK$” or “HK dollar” are to the legal currency of the Hong Kong Special Administrative Region;
●	“Hutchison Baiyunshan” are to Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited, our non-consolidated joint venture with Guangzhou Baiyunshan in which we have a 50% interest through a holding company in which we have a 80% interest;
●	“Hutchison Consumer Products” are to Hutchison Consumer Products Limited, our wholly owned subsidiary;
●	“Hutchison Hain Organic” are to Hutchison Hain Organic Holdings Limited, our joint venture with Hain Celestial in which we have a 50% interest;

●	“Hutchison Healthcare” are to Hutchison Healthcare Limited, our wholly owned subsidiary;
●	“Hutchison MediPharma” are to Hutchison MediPharma Limited, our subsidiary through which we operate our Oncology/Immunology operations in which we have a 99.8% interest;
●	“Hutchison MediPharma Holdings” are to Hutchison MediPharma Holdings Limited, our subsidiary in which we have a 99.8% interest and which is the indirect holding company of Hutchison MediPharma;
●	“Hutchison Sinopharm” are to Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited, our joint venture with Sinopharm in which we have a 50.9% interest;
●	“Nutrition Science Partners” are to Nutrition Science Partners Limited, our subsidiary in which we have a 99.8% interest and formerly our non-consolidated joint venture with Nestlé Health Science S.A.;
●	“ordinary shares” or “shares” are to our ordinary shares, par value $0.10 per share;
●	“RMB” or “renminbi” are to the legal currency of the PRC;
●	“Shanghai Hutchison Pharmaceuticals” are to Shanghai Hutchison Pharmaceuticals Limited, our non-consolidated joint venture with Shanghai Pharmaceuticals in which we have a 50% interest;
●	“Shanghai Pharmaceuticals” are to Shanghai Pharmaceuticals Holding Co., Ltd., a leading pharmaceutical company in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange;
●	“Sinopharm” are to Sinopharm Group Co. Ltd., a leading distributor of pharmaceutical and healthcare products and a leading supply chain service provider in China listed on the Hong Kong Stock Exchange;
●	“United States” or “U.S.” are to the United States of America;
●	“$” or “U.S. dollars” are to the legal currency of the United States; and
●	“£” or “pound sterling” are to the legal currency of the United Kingdom.

References in this annual report to our “Oncology/Immunology” operations are to all activities related to oncology/immunology, including sales, marketing, manufacturing and research and development with respect to our drugs and drug candidates, and references to our “Other Ventures” are to all of our other businesses.

Our reporting currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into dollars for the convenience of the reader. Unless otherwise stated, all translations of pound sterling into U.S. dollars were made at £1.00 to $1.35, all translations of RMB into U.S. dollars were made at RMB6.55 to $1.00 and all translations of HK dollars into U.S. dollars were made at HK$7.80 to $1.00, which are the exchange rates used in our audited consolidated financial statements as of December 31, 2020. We make no representation that the pound sterling, HK dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars, pounds sterling or HK dollars, as the case may be, at any particular rate or at all.

Trademarks and Service Marks

We own or have been licensed rights to trademarks, service marks and trade names for use in connection with the operation of our business, including, but not limited to, our trademarks “Hutchison”, “Chi-Med”, “Hutchison China-MediTech”, “Hutchmed”, “Elunate”, “Sulanda” and the logo used by Hutchison MediPharma. All other trademarks, service marks or trade names appearing in this annual report that are not identified as marks owned by us are the property of their respective owners.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The words “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “project,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. These forward-looking statements include statements regarding:

●	the initiation, timing, progress and results of our or our collaboration partners’ pre-clinical and clinical studies, and our research and development programs;
●	our or our collaboration partners’ ability to advance our drug candidates into, and/or successfully complete, clinical studies;
●	the timing of regulatory filings and the likelihood of favorable regulatory outcomes and approvals;
●	regulatory developments in China, the United States and other countries;
●	the establishment of an oncology drug sales team to support the marketing and sales of our approved drug candidates;
●	the pricing and reimbursement of our and our joint ventures’ products and our approved drug candidates;
●	our ability to contract on commercially reasonable terms with contract research organizations, or CROs, third-party suppliers and manufacturers;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering our or our joint ventures’ products and our drug candidates;
●	the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical studies for our drug candidates;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
●	our ability to obtain additional funding for our operations;
●	the potential benefits of our collaborations and our ability to enter into future collaboration arrangements;
●	the ability and willingness of our collaborators to actively pursue development activities under our collaboration agreements;
●	our receipt of milestone or royalty payments pursuant to our strategic alliances with AstraZeneca AB (publ), or AstraZeneca, and Lilly (Shanghai) Management Company Limited, or Eli Lilly;
●	the rate and degree of market acceptance of our drug candidates;
●	our financial performance;

●	our ability to attract and retain key scientific and management personnel;
●	our relationship with our joint venture and collaboration partners;
●	developments relating to our competitors and our industry, including competing drug products;
●	changes in our tax status or the tax laws in the jurisdictions that we operate;
●	developments in our business strategies and business plans; and
●	the extent of the impact of the COVID-19 pandemic, including the duration, spread, severity, and any recurrence of the COVID-19 pandemic, the duration and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy.

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

A.    [Reserved]

B.   Capitalization and Indebtedness.

Not applicable.

C.   Reasons for the Offer and Use of Proceeds.

Not applicable.

D.   Risk Factors.

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Relating to Our Financial Position and Need for Capital

●	Risks relating to our need for additional funding
●	Risks relating to our existing and future indebtedness

Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates

●	Risks relating to our approach to the discovery and development of drug candidates and the lengthy, expensive and uncertain clinical development process
●	Risks relating to expediting regulatory review, obtaining and maintaining regulatory approval and ongoing regulatory review for our drug candidates
●	Risks relating to the commercialization of our drug candidates
●	Risks relating to undesirable side effects of our drug candidates
●	Risks relating to competition in discovering, developing and commercializing drugs
●	Risks relating to our collaboration partners with respect to clinical trials, marketing and distribution
●	Risks relating to the expansion of our international operations

Risks Relating to Sales of Our Internally Developed Drugs and Other Drugs

●	Risks relating to obtaining and maintaining permits and licenses for our and our joint ventures' pharmaceutical operations in China
●	Risks relating to leveraging our Other Ventures’ prescription drug business to commercialize our internally developed drug candidates
●	Risks relating to competition in selling our approved, internally developed drugs and drugs of our Other Ventures
●	Risks relating to maintaining and enhancing the brand recognition of our drugs
●	Risks relating to the availability of reimbursement of our drugs, the lack of which could diminish our sales or profitability
●	Risks relating to counterfeit products in China
●	Risks relating to rapid changes in the pharmaceutical industry rendering our products obsolete
●	Risks relating to cultivating or sourcing raw materials
●	Risks relating to adverse publicity of us, our joint ventures or our products

Risks Relating to Our Dependence on Third Parties

●	Risks relating to disagreements with current or future collaboration partners which we rely on for certain drug development activities including the conducting of clinical trials
●	Risks relating to relying on third party suppliers for the active pharmaceutical ingredients in our drug candidate and drug products
●	Risks relating to our, our collaboration partners or our CROs’ failure to comply with regulatory requirements pertaining to clinical trials
●	Risks relating to relying on third parties to construct our new manufacturing facility in Shanghai
●	Risks relating to relying on distributors for logistics and distributions services
●	Risks relating to the availability of benefits currently enjoyed by virtue of our association with CK Hutchison

Other Risks and Risks Relating to Doing Business in China

●	Risks relating to COVID-19
●	Risks relating to compliance with privacy laws, information security policies and contractual obligations related to data privacy and security and any information technology or data security failures
●	Risks relating to product liability claims or lawsuits
●	Risks relating to liabilities under anti-corruption laws, environmental, health and safety laws and laws relating to equity incentive plans
●	Risks relating to uncertainties with respect to the PRC legal system, China’s currency exchange limits and PRC government tax incentives or treatment

Risks Relating to Intellectual Property

●	Risks relating to our, our joint ventures and our collaboration partners’ abilities to protect and enforce intellectual property rights and maintain confidentiality of trade secrets
●	Risks relating to infringing upon third parties’ intellectual property rights

Risks Relating to our ADSs

●	Risks relating to being delisted from the Nasdaq if the PCAOB continues to be unable to inspect our independent registered public accounting firm for three consecutive years
●	Risks relating to our largest shareholder which may limit the ability of other shareholders to influence corporate matters

You should carefully consider the following risk factors in addition to the other information set forth in this annual report. If any of the following risks were actually to occur, our company’s business, financial condition and results of operations prospects could be adversely affected and the value of our ADSs would likely suffer.

Risks Relating to Our Financial Position and Need for Capital

We may need substantial additional funding for our product development programs and commercialization efforts. If we are unable to raise capital on acceptable terms when needed, we could incur losses and be forced to delay, reduce or eliminate such efforts.

We expect our expenses to increase significantly in connection with our ongoing activities, particularly as we or our collaboration partners advance the clinical development of our clinical drug candidates which are currently in active or completed clinical studies in various countries. We will incur significant expenses as we continue research and development and initiate additional clinical trials of, and seek regulatory approval for, these and other future drug candidates. In addition, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution in China for surufatinib, our unpartnered drug candidate approved in China in December 2020, and any of our other unpartnered drug candidates that may be approved in the future. In particular, the costs that may be required for the manufacture of any drug candidate that receives regulatory approval may be substantial as we may have to modify or increase the production capacity at our current manufacturing facilities or contract with third-party manufacturers. We may also incur expenses as we create additional infrastructure, such as our new manufacturing facility under construction in Shanghai, and expand our U.S.-based clinical and commercial team to support our operations at our U.S. subsidiary, Hutchison MediPharma International Inc. Accordingly, we may need to obtain substantial funding in connection with our continuing operations through public or private equity offerings, debt financings, collaborations or licensing arrangements or other sources. If we are unable to raise capital when needed or on attractive terms, we could incur losses and be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Our net cash used in operating activities was $32.8 million, $80.9 million and $62.1 million for the years ended December 31, 2018, 2019 and 2020, respectively. We believe, however, that our expected cash flow from operations, including dividends from our Other Ventures and milestone and other payments from our collaboration partners, our cash and cash equivalents and short-term investments as well as our unutilized bank facilities as of December 31, 2020, including: (i) the aggregate HK$424.0 million ($54.4 million) revolving credit facilities with The Hongkong and Shanghai Banking Corporation Limited, or HSBC, and (ii) the HK$117.0 million ($15.0 million) revolving credit facility with Deutsche Bank AG, Hong Kong Branch, or Deutsche Bank AG, will enable us to fund our operating expenses, debt service and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

●	the number and development requirements of the drug candidates we pursue;
●	the scope, progress, timing, results and costs of researching and developing our drug candidates, and conducting pre-clinical and clinical trials;
●	the cost, timing and outcome of regulatory review of our drug candidates;

●	the cost and timing of commercialization activities, including product manufacturing, marketing, sales and distribution, for our drug candidates for which we receive regulatory approval;
●	the amount and timing of any milestone payments from our collaboration partners, with whom we cooperate with respect to the development and potential commercialization of certain of our drug candidates;
●	the cash received from commercial sales of drug candidates for which we have received regulatory approval;
●	our ability to establish and maintain strategic partnerships, collaboration, licensing or other arrangements and the financial terms of such agreements;
●	the cost, timing and outcome of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;
●	our headcount growth and associated costs, particularly as we expand our clinical activities in the United States and Europe; and
●	the costs of operating as a public company listed in the United States and United Kingdom.

Identifying potential drug candidates and conducting pre-clinical testing and clinical trials is a time-consuming, expensive and uncertain process that may take years to complete, and our commercial revenue will be derived from sales of products that will not be commercially available unless and until we receive regulatory approval. We may never generate the necessary data or results required for certain drug candidates to obtain regulatory approval, and even if approved, they may not achieve commercial success. Accordingly, we will need to continue to rely on financing to achieve our business objectives. Adequate financing may not be available to us on acceptable terms, or at all.

Raising capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to technologies or drug candidates.

We expect to finance our cash needs in part through cash flow from our operations, including dividends from our Other Ventures, and we may also rely on raising capital through a combination of public or private equity offerings, debt financings and/or license and development agreements with collaboration partners. In addition, we may seek capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect the rights of our existing shareholders. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. Additional debt financing would also result in increased fixed payment obligations.

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

Our outstanding indebtedness combined with current and future financial obligations and contractual commitments, including any additional indebtedness beyond our current facilities with HSBC and Deutsche Bank AG could have significant adverse consequences, including:

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

Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates

Historically, our in-house research and development division, which is included in our Oncology/Immunology operations, has not generated significant profits or has operated at a net loss. Our future profitability is dependent on the successful commercialization of our drug candidates.

To date, fruquintinib and surufatinib are our only drug candidates that have been approved for sale. We do not expect to be significantly profitable unless and until we generate substantial revenues from fruquintinib and/or successfully commercialize surufatinib and/or our other drug candidates. We expect to incur significant sales and marketing costs as we prepare to commercialize our drug candidates.

Successful commercialization of our drug candidates is subject to many risks.  Fruquintinib is marketed in collaboration with our partner, Eli Lilly.  Beginning in October 2020, we assumed responsibility for the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities for fruquintinib in China.  Surufatinib is marketed by us without the support of a collaboration partner. Fruquintinib and surufatinib are the first innovative oncology drugs we, as an organization, have commercialized, and there is no guarantee that we will be able to successfully commercialize fruquintinib, surufatinib or any of our other drug candidates for their approved indications.  There are numerous examples of failures to meet expectations of market potential, including by pharmaceutical companies with more experience and resources than us.  There are many factors that could cause the commercialization of fruquintinib, surufatinib or our other drug candidates to be unsuccessful, including a number of factors that are outside our control.  In the case of fruquintinib, for example, the third-line metastatic colorectal cancer, or mCRC, patient population in China may be smaller than we estimate or physicians may be unwilling to prescribe, or patients may be unwilling to take, fruquintinib for a variety of reasons.  Additionally, any negative development for fruquintinib or surufatinib in clinical development in additional indications, or in regulatory processes in other jurisdictions, may adversely impact the commercial results and potential of fruquintinib or surufatinib in China and globally.  Thus, significant uncertainty remains regarding the commercial potential of fruquintinib and surufatinib.

We may not achieve profitability after generating revenues from fruquintinib and/or sales from surufatinib or our other drug candidates, if ever. If the commercialization of fruquintinib, surufatinib and/or our other drug candidates is unsuccessful or perceived as disappointing, our stock price could decline significantly and the long-term success of the product and our company could be harmed.

All of our drug candidates, other than fruquintinib and surufatinib in China, are still in development. If we are unable to obtain regulatory approval and ultimately commercialize our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.

All of our drug candidates are still in development, including fruquintinib and surufatinib which have been approved in China for the treatment of third-line mCRC and non-pancreatic neuroendocrine tumors (NET), respectively, but are still in development in the United States and other jurisdictions for these and other indications.

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

Furthermore, even though the NMPA has granted approval for fruquintinib and surufatinib for use in third-line mCRC patients and for NET, respectively, we are still subject to substantial, ongoing regulatory requirements. See “—Even if we receive regulatory approval for our drug candidates, we are subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.”

If the FDA, NMPA or another regulatory agency revokes its approval of, or if safety, efficacy, manufacturing or supply issues arise with, any therapeutic that we use in combination with our drug candidates, we may be unable to market such drug candidate or may experience significant regulatory delays or supply shortages, and our business could be materially harmed.

We are currently focusing on the clinical development of savolitinib as both a monotherapy and in combination with immunotherapy (Imfinzi) and targeted therapy (Tagrisso).  We are also focusing on the clinical development of our drug candidate fruquintinib as both a monotherapy and in combination with immunotherapies (Tyvyt and genolimzumab), chemotherapy (Taxol) and an anti-PD-1 antibody (tislelizumab).  In addition, we are currently focusing on the clinical development of surufatinib as a monotherapy and in combination with immunotherapies (Tuoyi, Tyvyt and tislelizumab).  However, we did not develop and we do not manufacture or sell Tagrisso, Taxol, Imfinzi, Tyvyt, genolimzumab, Tuoyi, tislelizumab or any other therapeutic we use in combination with our drug candidates.  We may also seek to develop our drug candidates in combination with other therapeutics in the future.

If the FDA, NMPA or another regulatory agency revokes its approval, or does not grant approval, of any of these and other therapeutics we use in combination with our drug candidates, we will not be able to market our drug candidates in combination with such therapeutics. If safety or efficacy issues arise with these or other therapeutics that we seek to combine with our drug candidates in the future, we may experience significant regulatory delays, and we may be required to redesign or terminate the applicable clinical trials. In addition, if manufacturing or other issues result in a supply shortage of these or any other combination therapeutics, we may not be able to complete clinical development of savolitinib, fruquintinib, surufatinib and/or any other of our drug candidates on our current timeline or at all.

Even if one or more of our drug candidates were to receive regulatory approval for use in combination with a therapeutic, we would continue to be subject to the risk that the FDA, NMPA or another regulatory agency could revoke its approval of the combination therapeutic, or that safety, efficacy, manufacturing or supply issues could arise with one of these combination therapeutics. This could result in savolitinib, fruquintinib, surufatinib or one of our other products being removed from the market or being less successful commercially.

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

We and our collaboration partners, including AstraZeneca, Eli Lilly, BeiGene Ltd., or BeiGene, Inmagene Biopharmaceuticals Co. Ltd., or Inmagene, Innovent Biologics (Suzhou) Co., Inc., or Innovent, Genor Biopharma Co. Ltd., or Genor, and Shanghai Junshi Biosciences Co. Ltd., or Junshi, may experience delays in completing our pre-clinical or clinical trials, and numerous unforeseen events could arise during, or as a result of, future clinical trials, which could delay or prevent us from receiving regulatory approval, including:

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

We and our collaboration partners have conducted, currently are conducting and intend in the future to conduct, clinical trials outside the United States, particularly in China where our Oncology/Immunology operations are headquartered as well as in other jurisdictions such as Australia, Japan, South Korea, the U.K, and various European countries.

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

If we are unable to obtain and/or maintain priority review by the NMPA, fast track designation by the FDA, or another expedited registration pathway for our drug candidates, the time and cost we incur to obtain regulatory approvals may increase. Even if we receive such approvals, they may not lead to a faster development, review or approval process.

Under the Opinions on Priority Review and Approval for Encouraging Drug Innovation, the NMPA may grant priority review approval to (i) certain drugs with distinctive clinical value, including innovative drugs not sold within or outside China, (ii) new drugs with clinical treatment advantages for AIDS and other rare diseases, and (iii) drugs which have been concurrently filed with the competent drug approval authorities in the United States or E.U. for marketing authorization and passed such authorities’ onsite inspections and are manufactured using the same production line in China. Priority review provides a fast track process for drug registration. We have received priority review status for three of our drug candidates—fruquintinib for the treatment of advanced colorectal cancer, or CRC, savolitinib for the treatment of non-small cell lung cancer, or NSCLC and surufatinib for the treatment of advanced NET. We anticipate that we may seek priority review for certain of our other drug candidates in the future.

In the United States, if a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, we may apply for fast track designation by the FDA. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular drug candidate is eligible for this designation, we cannot be sure that the FDA would decide to grant it. We have sought and will likely continue to seek fast track designation for some of our drug candidates. For example, in April 2020, the FDA granted fast track designation to surufatinib for both the non-pancreatic and pancreatic neuroendocrine tumor development programs. Even if we receive fast track designation for a drug candidate, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

A failure to obtain and/or maintain priority review, fast track designation or any other form of expedited development, review or approval for our drug candidates would result in a longer time period to commercialization of such drug candidate, could increase the cost of development of such drug candidate and could harm our competitive position in the marketplace. In addition, even if we obtain priority review, there is no guarantee that we will experience a faster review or approval compared to non-accelerated registration pathways or that a drug candidate will ultimately be approved for sale.

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

In early 2018, we opened our first office in the United States. While we have been involved in clinical and non-clinical development in North America and Europe for over a decade, the activities conducted by our new U.S. office will significantly broaden and scale our non-Asian clinical development and international operations. We have significantly expanded, and intend to continue to expand, our U.S. clinical team to support our increasing clinical activities in the United States, Europe, Japan and Australia. In preparation for a potential launch of surufatinib in the  U.S., we have established a U.S. commercial organization with the recruitment of a senior leadership team based in New Jersey. Conducting our business in multiple countries subjects us to a variety of risks and complexities that may materially and adversely affect our business, results of operations, financial condition and growth prospects, including, among other things:

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

On March 17, 2018, the General Office of the State Council promulgated the Measures for the Management of Scientific Data, or the Scientific Data Measures, which provides a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded at least in part by the Chinese government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. Given that the term state secret is not clearly defined in the Scientific Data Measures, if and to the extent our research and development of drug candidates will be subject to the Scientific Data Measures and any subsequent laws as required by the relevant government authorities, we cannot assure you that we can always obtain relevant approvals for sending scientific data (such as the results of our pre-clinical studies or clinical trials conducted within China) abroad or to our foreign partners in China. If we are unable to obtain necessary approvals in a timely manner, or at all, our research and development of drug candidates may be hindered, which may materially and adversely affect our business, results of operations, financial conditions and prospects. If the relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under the Scientific Data Measures, we may be subject to fines and other administrative penalties imposed by those government authorities.

If we participate in compassionate-use programs, discrepancies among the regulations in different countries may lead to increased risk of adverse drug reactions and serious adverse events arising from the use of our drug candidates.

Compassionate-use programs are regulatory programs that facilitate access to investigational drugs for the treatment of patients with serious or immediately life-threatening diseases or conditions that lack therapeutic alternatives. Currently, there is no unified approach or standard practice to regulate compassionate-use programs or access to investigational drugs across countries. In China, currently there is no officially approved regulation to oversee compassionate-use programs. In the United States, compassionate-use programs are limited to patients who have a life-threatening disease or serious disease or condition, who may gain access to an investigational medical product for treatment outside of clinical trials when no comparable or satisfactory alternative therapy options are available. Additionally, the U.S. Right to Try Act provides a separate pathway for patients with a life-threatening disease or condition who have exhausted all other treatment options and who are unable to participate in clinical trials to access investigational drugs that have passed Phase I clinical trials under a more expedited process.

The regulatory discrepancy for compassionate-use programs among countries may lead to uneven patient entry criteria and protocols for compassionate use programs. This may create increased risk of serious adverse events because of enrolled patients’ advanced disease or comorbidities. In addition, because the products in compassionate-use programs are investigational drugs, many of which are still in experimental stages and have not received marketing approval, patients in compassionate-use program may exhibit adverse drug reactions from using these products. If we participate in compassionate-use programs, we may be subject to the risk of enrolled patients exhibiting adverse drug reactions or serious adverse events being produced from the use of our future drug products.  Such occurrences can potentially lead to clinical holds of our ongoing clinical trials or complicate the determination of the safety profile of a drug candidate under regulatory review for commercial marketing, or expose us to tort liability. Changes in government regulations or in practices relating to the pharmaceutical and biopharmaceutical industries, including healthcare reform in China, and compliance with new regulations may result in additional costs.

Risks Relating to Sales of Our Internally Developed Drugs and Other Drugs

Pharmaceutical companies in China are required to comply with extensive regulations and hold a number of permits and licenses to carry on their business. Our and our joint ventures’ ability to obtain and maintain these regulatory approvals is uncertain, and future government regulation may impose additional burdens on our operations.

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

As a significant portion of the operations of our Other Ventures is conducted through joint ventures, we are largely dependent on the success of our joint ventures and our receipt of dividends or other payments from our joint ventures for cash to fund our operations.

We are party to joint venture agreements with Shanghai Pharmaceuticals and Guangzhou Baiyunshan, relating to our non-consolidated joint ventures, which together form part of the operations of our Other Ventures. Our equity in the earnings of these non-consolidated joint ventures, net of tax, was $38.3 million, $40.6 million and $79.1 million for the years ended December 31 2018, 2019 and 2020, respectively, as recorded in our consolidated financial statements. As such, our results of operations and financial performance have been, and will continue to be, affected by the financial performance of these joint ventures as well as any other equity investees we have or may have in the future. Furthermore, we have consolidated joint ventures with each of Sinopharm and Hain Celestial which accounted for substantially all of our Other Ventures’ consolidated revenue for the years ended December 31, 2018, 2019 and 2020.

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

Operationally, our joint venture partners have certain responsibilities and/or certain rights to exercise control or influence over operations and decision-making under the joint venture arrangements. Therefore, the success of our joint ventures depends on the efforts and abilities of our joint venture parties to varying degrees. For example, we share the ability to appoint the general manager of our joint venture with Guangzhou Baiyunshan, with each of us having a rotating four-year right, and therefore, our ability to manage the day-to-day operations of this joint venture is more limited. On the other hand, we appoint the general managers of Hutchison Sinopharm and Shanghai Hutchison Pharmaceuticals pursuant to the respective joint venture agreements governing these entities and therefore oversee the day-to-day management of these joint ventures. However, we still rely on our joint venture partners Sinopharm and Shanghai Pharmaceuticals to provide certain distribution and logistics services. See “—Risks Relating to Our Dependence on Third Parties—Joint ventures form an important part of our Other Ventures, and our ability to manage and develop the businesses conducted by these joint ventures depends in part on our relationship with our joint venture partners” for more information.

We intend to leverage the know-how and infrastructure of our Other Ventures’ prescription drug business to commercialize our internally developed drug candidates, but we may not be successful in building a commercial sales team to successfully manufacture, sell and market our approved drugs, and we may not be able to generate any revenue from such products.

Our Other Ventures include a prescription drugs business that manufactures, markets, distributes and sells proprietary and third party drugs, as well as a consumer health business involved in over-the-counter pharmaceutical products. Our prescription drugs business is primarily operated by our Shanghai Hutchison Pharmaceuticals and Hutchison Sinopharm joint ventures. We intend to leverage our experience operating our prescription drugs business to commercialize certain of our approved, internally developed drug candidates in China. However, to do so, we must adapt our know-how to build a specific oncology and/or immunology focused sales and marketing team. As of December 31, 2020, we have a oncology commercial team with about 390 staff in China to support the commercialization of fruquintinib, surufatinib and our other drug candidates, if approved. There are risks involved with leveraging the experience from our current business to establish an in-house oncology commercial team.  For example, recruiting and/or training a sales force to detail our approved drug candidates is time consuming and could delay any drug launch. Factors that may inhibit our efforts to commercialize our drug candidates include:

●	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;
●	our inability to effectively manage the expansion of our operations and train additional qualified personnel in the relevant areas of oncology and/or immunology;
●	the inability of our sales personnel to obtain access to physicians or educate adequate numbers of physicians who then prescribe any future drugs; and
●	the lack of complementary drugs to be offered by our sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines.

In such case, our business, results of operations, financial condition and prospects will be materially and adversely affected.

We face substantial competition in selling our approved, internally developed drugs and the drugs of our Other Ventures.

The marketed drugs developed and sold by our Oncology/Immunology operations and the prescription drugs business which is part of our Other Ventures’ operations face substantial competition in the pharmaceutical industry in China, which is characterized by a number of established, large pharmaceutical companies, as well as smaller emerging pharmaceutical companies, engaged in the development, production, marketing or sales of prescription drugs, in particular cardiovascular drugs. The identities of the key competitors with respect to drugs sold by our Oncology/Immunology and Other Ventures operations vary by product and, in certain cases, competitors have greater financial resources than us and may elect to focus these resources on developing, importing or in- licensing and marketing products in the PRC that are substitutes for our products and may have broader sales and marketing infrastructure with which to do so.

Such drugs may compete against products that have lower prices, superior performance, greater ease of administration or other advantages compared to our products. In some circumstances, price competition may drive our competitors to conduct illegal manufacturing processes to lower their manufacturing costs. Increased competition may result in price reductions, reduced margins and loss of market share, whether achieved by either legal or illegal means, any of which could materially and adversely affect our profit margins. We and our joint ventures may not be able to compete effectively against current and future competitors.

If we are not able to maintain and enhance brand recognition of our drugs to maintain a competitive advantage, our reputation, business and operating results may be harmed.

We believe that market awareness of our products sold through our Oncology/Immunology and Other Ventures operations, which include our joint ventures’ branded products, such as Baiyunshan and Shang Yao, and the brands of third-party products which are distributed through our joint ventures, has contributed significantly to our success.  We also believe that maintaining and enhancing such brands is critical to maintaining our competitive advantage.  Although the sales and marketing staff of such businesses will continue to further promote such brands to remain competitive, they may not be successful.  If we or our joint ventures are unable to further enhance brand recognition and increase awareness of such products, or are compelled to incur excessive marketing and promotion expenses in order to maintain brand awareness, our business and results of operations may be materially and adversely affected.  Furthermore, our results of operations could be adversely affected if the Baiyunshan and Shang Yao brands, or the brands of any other products, or our reputation, are impaired by certain actions taken by our joint venture partners, distributors, competitors or relevant regulatory authorities.

Reimbursement may not be available for the products currently sold through our Oncology/Immunology and Other Ventures operations or our drug candidates in China, the United States or other countries, which could diminish our sales or affect our profitability.

The regulations that govern pricing and reimbursement for pharmaceuticals vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after regulatory approval is granted. In some foreign markets, pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. Furthermore, once marketed and sold, government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Adverse pricing reimbursement levels may hinder market acceptance of our drug candidates or other products sold by us.

In China, for example, the Ministry of Human Resources and Social Security of the PRC or provincial or local human resources and social security authorities, together with other government authorities, review the inclusion or removal of drugs from the Medicines Catalogue for the National Basic Medical Insurance, Labor Injury Insurance and Childbirth System in China, or the National Reimbursement Drug List, or NRDL, or provincial or local medical insurance catalogues for the National Medical Insurance Program, and the category under which a drug will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are made based on a number of factors, including price and efficacy. Depending on the category under which a drug is classified in the provincial medicine catalogue, a National Medical Insurance Program participant residing in that province can be reimbursed for the full cost of Category A medicine and for the majority of the cost of a Category B medicine. In some instances, if the price range designated by the local or provincial government decreases, it may adversely affect our business and could reduce our total revenue, and if our revenue falls below production costs, we may stop manufacturing certain products. In November 2019, fruquintinib was added to China’s NRDL as a Category B medicine.

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

Modifications to or repeal of all or certain provisions of the Affordable Care Act had been expected based on statements made by former President Trump and certain members of Congress. However, President Biden has indicated that his healthcare policy will build on the Affordable Care Act. We cannot predict the ultimate content, timing or effect of any changes to the Affordable Care Act or other federal and state reform efforts. There is no assurance that federal or state health care reform will not adversely affect our future business and financial results. We expect that additional U.S. state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our drug candidates or additional pricing pressures. We expect that the pharmaceutical industry will experience pricing pressures due to the increasing influence of managed care (and related implementation of managed care strategies to control utilization), additional federal and state legislative and regulatory proposals to regulate pricing of drugs, limit coverage of drugs or reduce reimbursement for drugs, public scrutiny and recent regulatory initiatives to control the price of pharmaceuticals through government negotiations of drug prices in Medicare Part D and importation of cheaper products from abroad.

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

Sales of our generic prescription drugs rely on the ability to win tender bids for the medicine purchases of hospitals in China.

Our prescription drugs business markets to hospitals in China who may make bulk purchases of a medicine only if that medicine is selected under a government-administered tender process that was initiated in 2018 and aimed at driving consolidation in the fragmented generic prescription drug market in China. Pursuant to this process, major cities bulk-buy certain generic drugs together, forcing companies to bid for contracts and driving down prices. The process was expanded nationwide to cover more cities and drugs in 2019 and 2020. This process, which only applies to generic prescription drugs, may reduce our Other Ventures’ product portfolio as some of our third-party generic drug partners may fail to win bids.

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

We believe that effective marketing efforts are critical in making and keeping hospitals interested in purchasing the prescription drugs sold through our Other Ventures so that we and our joint ventures are invited to submit the products to the tender. Even if we and our joint ventures are invited to do so, competitors may be able to substantially reduce the price of their products or services. If competitors are able to offer lower prices, our and our joint ventures’ ability to win tender bids during the hospital tender process will be materially affected, and could reduce our total revenue or decrease our profit.

Counterfeit products in China could negatively impact our revenue, brand reputation, business and results of operations.

Our products are subject to competition from counterfeit products, especially counterfeit pharmaceuticals which are manufactured without proper licenses or approvals and are fraudulently mislabeled with respect to their content and/or manufacturer. Counterfeiters may illegally manufacture and market products under our or our joint venture’s brand names, the brand names of the third-party products we or they sell, or those of our or their competitors. Counterfeit pharmaceuticals are generally sold at lower prices than the authentic products due to their low production costs, and in some cases are very similar in appearance to the authentic products. Counterfeit pharmaceuticals may or may not have the same chemical content as their authentic counterparts. If counterfeit pharmaceuticals illegally sold under our or our joint ventures’ brand names or the brand names of third-party products we or they sell result in adverse side effects to consumers, we or our joint ventures may be associated with any negative publicity resulting from such incidents. In addition, consumers may buy counterfeit pharmaceuticals that are in direct competition with products sold through our Oncology/Immunology and Other Ventures operations, which could have an adverse impact on our revenue, business and results of operations. The proliferation of counterfeit pharmaceuticals in China and globally may grow in the future. Any such increase in the sales and production of counterfeit pharmaceuticals in China, or the technological capabilities of the counterfeiters, could negatively impact our revenue, brand reputation, business and results of operations.

Rapid changes in the pharmaceutical industry may render our Other Ventures’ products or our internally developed drugs and drug candidates obsolete.

Future technological improvements by our competitors and continual product developments in the pharmaceutical market may render our and our joint ventures’ existing products, our or their third-party licensed products or our drug candidates obsolete or affect our viability and competitiveness. Therefore, our future success will largely depend on our and our joint ventures’ ability to:

●	improve existing products;
●	develop innovative drug candidates;
●	diversify the product and drug candidate portfolio;
●	license diverse third-party products; and
●	develop new and competitively priced products which meet the requirements of the constantly changing market.

If we or our joint ventures fail to respond to this environment by improving our existing products, licensing new third-party products or developing new drug candidates in a timely fashion, or if such new or improved products do not achieve adequate market acceptance, our business and profitability may be materially and adversely affected.

Certain of our joint ventures’ principal products involve the cultivation or sourcing of key raw materials including botanical products, and any quality control or supply failure or price fluctuations could adversely affect our ability to manufacture our products and/or could materially and adversely affect our operating results.

The key raw materials used in the manufacturing process of certain of our joint ventures’ principal products are medicinal herbs whose properties are related to the regions and climatic conditions in which they are grown. Access to quality raw materials and products necessary for the manufacture of our products is not guaranteed. We rely on a combination of materials grown by our or our joint ventures’ entities and materials sourced from third-party growers and suppliers. The availability, quality and prices of these raw materials are dependent on and closely affected by weather conditions and other seasonal factors which have an impact on the yields of the harvests each year. The quality, in some instances, also depends on the operations of third-party growers or suppliers. There is a risk that such growers or suppliers sell or attempt to sell us or our joint ventures raw materials which are not authentic. If there is any supply interruption for an indeterminate period of time, our joint ventures may not be able to identify and obtain alternative supplies that comply with our quality standards in a timely manner. Any supply disruption could adversely affect our ability to satisfy demand for our products, and materially and adversely affect our product sales and operating results. Moreover, any use by us or our joint ventures of unauthentic materials illegally sold to us by third-party growers or suppliers in our or our joint ventures’ products may result in adverse side effects to the consumers, negative publicity, or product liability claims against us or our joint ventures, any of which may materially and adversely affect our operating results.

The prices of necessary raw materials and products may be subject to price fluctuations according to market conditions, and any sudden increases in demand in the case of a widespread illness such as COVID-19, SARS, MERS or avian flu may impact the costs of production. For example, the market price of Banlangen, the main natural raw material in Hutchison Baiyunshan’s Banlangen granules, fluctuated significantly in the first two quarters of 2020. We source Banlangen and other necessary raw materials on a purchase order basis and do not have long-term supply contracts in place so that inventory levels can be managed to reduce its risk to price fluctuations; however, we cannot guarantee that we or our joint ventures will be successful in doing so. Raw material price fluctuations could increase the cost to manufacture our products and adversely affect our operating results.

Adverse publicity associated with our company, our joint ventures or our or their products or third-party licensed products or similar products manufactured by our competitors could have a material adverse effect on our results of operations.

Sales of our and our joint ventures’ products are highly dependent upon market perceptions of the safety and quality of such products, including proprietary products and third-party products we and they distribute. Concerns over the safety of biopharmaceutical products manufactured in China could have an adverse effect on the reputation of our industry and the sale of such products, including products manufactured or distributed by us and our joint ventures.

We and our joint ventures could be adversely affected if any of our or our joint ventures’ products, third-party licensed products or any similar products manufactured by other companies prove to be, or are alleged to be, harmful to patients. Any negative publicity associated with severe adverse reactions or other adverse effects resulting from patients’ use or misuse of our and our joint ventures’ products or any similar products manufactured by other companies could also have a material adverse impact on our results of operations. We and our joint ventures have not, to date, experienced any significant quality control or safety problems. If in the future we or our joint ventures become involved in incidents of the type described above, such problems could severely and adversely impact our financial position and reputation.

We are dependent on our joint ventures’ production facilities in Shanghai, Guangzhou and Bozhou, China and our manufacturing facility in Suzhou, China for the manufacture of the principal products of our joint ventures and our own drug candidates and products.

The principal products sold by our Other Ventures are mainly produced or expected to be produced at our joint ventures’ manufacturing facilities in Shanghai, Guangzhou and Bozhou, China. Our commercial supplies of Elunate (the brand name of fruquintinib in China) and Sulanda (the brand name of surufatinib in China) sold by our Oncology/Immunology operations are manufactured at our manufacturing facility in Suzhou. Until construction of our new manufacturing facility in Shanghai is completed and it receives the requisite government approvals, we have no back-up manufacturing facility for fruquintinib and surufatinib, and our ability to produce such drugs will be negatively impacted if we experience any significant production problems at our Suzhou facility. A significant disruption at our and/or our joint ventures’ facilities, even on a short-term basis, could impair our and/or our joint ventures’ ability to timely produce and ship products, which could have a material adverse effect on our business, financial position and results of operations.

Our and our joint ventures’ manufacturing operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquake, fire, floods, environmental accidents, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our or our joint ventures’ business at these facilities would be materially impaired. In addition, the nature of our production and research activities could cause significant delays in our programs and make it difficult for us to recover from a disaster. We and our joint ventures maintain insurance for business interruptions to cover some of our potential losses; however, such disasters could still disrupt our operations and thereby result in substantial costs and diversion of resources.

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

Certain of our drug development programs and the potential commercialization of certain drug candidates rely on collaborations, such as savolitinib with AstraZeneca and fruquintinib with Eli Lilly. In addition, we recently entered into collaborations with BeiGene and Inmagene. In the future, we may decide to collaborate with additional pharmaceutical and biotechnology companies for the development and potential commercialization of our other drug candidates.

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

The third-party vendors upon whom we rely for the supply of the active pharmaceutical ingredient used in some of our drug candidates and drug products are our sole source of supply, and the loss of any of these suppliers could significantly harm our business.

The active pharmaceutical ingredients used in some of our drug candidates and products are supplied to us from third-party vendors.  Our ability to successfully develop our drug candidates, and to supply our commercial drugs in quantities sufficient to meet the market demand, depends in part on our ability to obtain the active pharmaceutical ingredients for these drugs in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing. We contract with a single supplier to manufacture and supply us with the active pharmaceutical ingredient for fruquintinib for clinical and commercial purposes and are in the process of engaging a second supplier. We have already validated the second supplier’s current good manufacturing practice, or cGMP, production processes and submitted an application for its approval to the NMPA. We also contract with a single supplier to manufacture and supply us with the active pharmaceutical ingredient for surufatinib for clinical and commercial purposes. Other than the foregoing, we do not currently have arrangements in place for a contingent or second-source supply of the active pharmaceutical ingredients for fruquintinib or surufatinib or any other active pharmaceutical ingredients used in our drug candidates in the event any of our current suppliers of such active pharmaceutical ingredient cease operations for any reason, which may lead to an interruption in our production and supply of the product.

For all of our drug candidates and products, we aim to identify and qualify a manufacturer to provide such active pharmaceutical ingredient prior to submission of an NDA to the FDA and/or NMPA. We are not certain, however, that our current supply arrangements will be able to meet our demand, either because of the nature of our agreements with third party suppliers, our limited experience with third party suppliers or our relative importance as a customer to those suppliers. It may be difficult for us to assess third party vendors’ ability to timely meet our demand in the future based on past performance. While our suppliers have generally met our demand on a timely basis in the past, they may subordinate our needs in the future to their other customers.

Establishing additional or replacement suppliers for the active pharmaceutical ingredients used in our drug candidates, if required, may not be accomplished quickly. If we are able to find a replacement supplier, such alternative arrangements would need to be qualified and may require additional regulatory approval, which could result in further delay. While we seek to maintain adequate inventory of the active pharmaceutical ingredients used in our drug candidates, any interruption or delay in the supply of components or materials, or our inability to obtain such active pharmaceutical ingredient from alternate sources at acceptable prices in a timely manner could impede, delay, limit or prevent our development efforts, which could harm our business, results of operations, financial condition and prospects.

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

Joint ventures form an important part of our Other Ventures, and our ability to manage and develop the businesses conducted by these joint ventures depends in part on our relationship with our joint venture partners.

We are party to joint venture agreements with each of Shanghai Pharmaceuticals, Guangzhou Baiyunshan, Sinopharm and Hain Celestial, which together form an important part of our Other Ventures. Under these arrangements, our joint venture partners have certain operational responsibilities and/or certain rights to exercise control or influence over operations and decision-making.

Our equity interests in these operating companies do not provide us with the ability to control actions which require shareholder approval. In addition, under the joint venture contracts for these entities, the consent of the directors nominated by our joint venture partners is required for the passing of resolutions in relation to certain matters concerning the operations of these companies. As a result, although we participate in the management, and in the case of Hutchison Sinopharm, Hutchison Hain Organic and Shanghai Hutchison Pharmaceuticals nominate the management and run the day-to-day operations, we may not be able to secure the consent of our joint venture partners to pursue activities or strategic objectives that are beneficial to or that facilitate our overall business strategies. With respect to Hutchison Baiyunshan, which is a jointly controlled and managed joint venture where we share the ability to appoint the general manager with our partner Guangzhou Baiyunshan, with each of us having a rotating four-year right, we rely on our relationship with our partner, and our ability to manage the day-to-day operations of this joint venture is more limited. To the extent Guangzhou Baiyunshan does not, for example, diligently perform its responsibilities with respect to any aspect of Hutchison Baiyunshan’s operations, agree with or cooperate in the implementation of any plans we may have for Hutchison Baiyunshan’s business in the future or take steps to ensure that Hutchison Baiyunshan is in compliance with applicable laws and regulations, our business and ability to comply with legal, regulatory and financial reporting requirements which will apply to us as a public company, as well as the results of this joint venture, could be materially and adversely affected. Furthermore, disagreements or disputes which arise between us and our joint venture partners may potentially require legal action to resolve and hinder the smooth operation of our Other Ventures or adversely affect our financial condition, results of operations and prospects.

We are relying on third parties to construct our new manufacturing facility in Shanghai. Any delays in completing and receiving regulatory approvals for our new Shanghai facility, or any disruptions to the third parties’ performance of their obligations, could reduce or restrict our production capacity for the drug candidates used in our clinical trials or our commercial supply for any drug candidates which are approved.

We are contracting with third parties to construct our new manufacturing facility in Shanghai.  The new facility is expected to be a 55,000 square meter large-scale facility with a production capacity estimated to be five times that of our existing manufacturing plant in Suzhou.  The first phase will be primarily for small molecule production, with production capacity expected to be able to produce 250 million tablets and capsules per year. The second phase is expected to include expansion into large molecule production. Third parties will be responsible for the construction of the buildings, including the production lines and other production facilities within such buildings.

We cannot assure you that we will not experience any disruptions to the third parties’ performance of their obligations, and there could be delays in completing and receiving regulatory approvals for our new manufacturing facility.  If the construction of our manufacturing facility or our production lines encounter unanticipated delays or incur additional expenses than expected, if regulatory evaluation and/or approval of our new manufacturing facility is delayed, or if our third party contracts are terminated or adversely affected, our manufacturing capacity of our drug candidates may be limited, which would delay or limit our development and commercialization activities and our opportunities for growth.  Cost overruns associated with constructing or maintaining our Shanghai facility could also require us to raise additional funds from other sources. Any disruption that impedes our ability to manufacture our drug candidates in a timely manner could materially adversely affect our business, financial condition, results of operations and prospects.

We and our joint ventures rely on our distributors for logistics and distribution services.

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

Historically, we have relied on the reputation and experience of, and support provided by, our founding shareholder, a wholly owned subsidiary of CK Hutchison, to advance our joint ventures and collaborations in China and elsewhere. CK Hutchison is a Hong Kong-based, multinational conglomerate with operations in over 50 countries. CK Hutchison is the ultimate parent company of Hutchison Healthcare Holdings Limited, which as of March 1, 2021, owns 45.69% of our total outstanding share capital. We believe that CK Hutchison group’s reputation in China has given us an advantage in negotiating collaborations and obtaining opportunities.

We also benefit from sharing certain services with the CK Hutchison group including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, shared use of accounting software system and related services, participation in the CK Hutchison group’s pension, medical and insurance plans, participation in the CK Hutchison group’s procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. We pay a management fee to an affiliate of CK Hutchison for the provision of such services. In each of the years ended December 31, 2018, 2019 and 2020, we paid a management fee of approximately $0.9 million, $0.9 million and $1.0 million respectively. In addition, we benefit from the fact that two retail chains affiliated with the CK Hutchison group, PARKnSHOP and Watsons, sell certain of our Other Ventures’ products in their stores throughout Hong Kong and in other Asian countries. For the years ended December 31, 2018, 2019 and 2020, sales of our products to members of the CK Hutchison group amounted to $8.3 million, $7.6 million and $5.5 million, respectively.

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

Other Risks and Risks Relating to Doing Business in China

The COVID-19 pandemic and other adverse public health developments could materially and adversely affect our business.

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) was reported and has since spread around the world. In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. In response to the pandemic, many governments around the world have implemented a variety of measures to reduce the spread of COVID-19, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders and required closures of non-essential businesses. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, and created significant volatility and disruption of financial markets.

The continued COVID-19 pandemic and other adverse public health developments could adversely impact our operations, given the impact they may have on the manufacturing and supply chain, our sales and marketing and clinical trial operations and those of our collaboration partners, and the ability to advance our research and development activities and pursue development of any of our drug candidates, each of which could have an adverse impact on our business and our financial results. For instance, our clinical studies have encountered some limitations to patient visits for screening, treatment and clinical assessment. In addition, our prescription drug sales teams have seen some short-term limitations on conducting normal operations. The ultimate impact of the current COVID-19 pandemic, or any other adverse public health development, is highly uncertain and will depend on future developments that cannot be predicted with confidence, such as the duration of the outbreak and the effectiveness of actions to contain and treat COVID-19. Although, as of the date of this annual report, we do not expect any material impact on our long-term activity, we do not yet know the full extent of potential delays or impacts on our business, our clinical trials, our research programs, healthcare systems or the global economy as a whole, which could have a material adverse effect on our business, financial condition and results of operations and cash flows.

We are subject to stringent privacy laws, information security policies and contractual obligations related to data privacy and security, and we may be exposed to risks related to our management of the medical data of subjects enrolled in our clinical trials and other personal or sensitive information.

We routinely receive, collect, generate, store, process, transmit and maintain medical data, treatment records and other personal details of the subjects enrolled in our clinical trials, along with other personal or sensitive information. As such, we are subject to the relevant local, state, national and international data protection and privacy laws, directives regulations, and standards that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data in the various jurisdictions in which we operate and conduct our clinical trials. We are also subject to contractual obligations regarding the processing of personal data. Legal requirements regarding data protection and privacy continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions and increased costs of compliance. Failure to comply with any of these laws could result in enforcement action against us, including investigations, civil and criminal enforcement action, fines, imprisonment of company officers and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

Data protection and privacy laws and regulations generally require clinical trial sponsors and operators and their personnel to protect the privacy of their enrolled subjects and prohibit unauthorized disclosure of personal information. While we have adopted security policies and measures to protect our proprietary data and patients’ privacy, personal patient information could be subject to leaks caused by hacking activities, human error, employee misconduct or negligence or system breakdown. We also cooperate with third parties including collaboration partners, principal investigators, hospitals, CROs and other third-party contractor and consultants for our clinical trials and operations. Any leakage or abuse of patient data by our third-party partners may be perceived by the patients as a result of our failure. Furthermore, any change in applicable laws and regulations could affect our ability to use medical data and subject us to liability for the use of such data for previously permitted purposes. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of information security that results in the unauthorized release or transfer of personally identifiable information or other patient data, could cause our customers to lose trust in us and could expose us to legal claims.

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as “protected health information”) and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can require complex factual and statistical analyses and may be subject to changing interpretations. Although we take measures to protect sensitive data from unauthorized access, use or disclosure, and whenever possible contractually require third-party partners to do the same, our information technology and infrastructure and those of our third-party partners may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise those networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach, or other loss of information relating to our information technology and infrastructure or that of our third-party partners may subject us to liability including legal claims or proceedings and liability under federal or state laws that protect the privacy of personal information, such as the HIPAA, the Health Information Technology for Economic and Clinical Health Act, and regulatory penalties. If we or a third-party partner suffers a breach, we may need to send breach notifications to affected individuals and, if 500 or more individuals were affected, to the Secretary of the Department of Health and Human Services. Breach notifications may separately be required under applicable state breach notification laws, which may include notifications to affected individuals, and for extensive breaches, to the media, credit reporting agencies, and/or State Attorneys General. Such notices could harm our reputation and our ability to compete and could potentially attract enforcement scrutiny from governmental authorities.

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection for “network operators”, which may include all organizations in China that provide services over the internet or another information network. Drafts of some of these measures have now been published, including the Data Security Management Measures published in May 2019, and Measures on Security Assessment for Individual Information Cross-border Transfer (Draft for Comments) in June 2019, which may, upon enactment, require security review before transferring human health-related data out of China. On October 21, 2020, the full text of the draft Law on Personal Information Protection was released, which applies to any processing of personal information of a natural person within the territory of the PRC, regardless of nationality, and which is accompanied by hefty fines for non-compliance. The draft law applies extraterritorially in certain contexts, including where the processing of personal information is intended to serve the purpose of providing products or services to individuals residing within the PRC or of analyzing and assessing the behaviors of individuals residing within the territory of the PRC. In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. The Interim Measures for the Administration of Human Genetic Resources and implementation guidelines issued by the Ministry of Science and Technology and Ministry of Health, for example, require approval from the Human Genetic Resources Administration of China before entering into a definitive contract where human genetic resources, or HGR, are involved in any international collaborative project and additional approval for any export or cross-border transfer of the HGR samples or associated data. The Regulations of the PRC on the Administration of Human Genetic Resources, which became effective and implemented on July 1, 2019, further stipulate, however, that no approval is required for “international collaboration in clinical trials” that do not involve the export of HGR materials. However, the two parties shall file the type, quantity and usage of the HGR to be used with the administrative department of science and technology under the State Council before clinical trials. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of HGR samples and associated data and administrative fines.

Our clinical trial programs may implicate European data privacy laws, including the General Data Protection Regulation, or the GDPR, and local laws further implementing or supplementing the GDPR. The GDPR implements more stringent operational requirements for processors and controllers of personal data including requirements for such companies to be able to ensure and be able to demonstrate compliance with the GDPR. If our or our third-party partners’ privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher. In addition to statutory enforcement, non-compliance can lead to compensation claims by affected individuals, negative publicity and a potential loss of business. We are also subject to European laws on personal data export, as we may transfer personal data from the E.U. to other jurisdictions which are not considered by the European Commission to offer “adequate” protection of personal data (such as Hong Kong or the United States). Such transfers need to be legitimized by a valid transfer mechanism under the GDPR. On July 16, 2020, the Court of Justice of the E.U., or CJEU, unexpectedly declared that the EU-US Privacy Shield Framework is no longer a valid mechanism to transfer personal data from the EU to the United States. It also concluded that the European Commission’s Standard Contractual Clauses for the transfer of personal data to data processors outside of the EU remain valid, but that companies must carry out assessments of the laws of the third countries to which personal data is exported, and (where an adequate level of protection cannot be assured) may need to supplement the Standard Contractual Clauses with additional protective measures. This decision has created uncertainty around how organizations can comply with the GDPR when transferring EU data to the United States as well as other third countries. These changes could require us to make operational changes and could increase costs and may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity that could have an adverse effect on our business.

Complying with all applicable laws, regulations, standards and obligations relating to data privacy, security, and transfers may cause us to incur substantial operational costs or require us to modify our data processing practices and processes. Non-compliance could result in proceedings against us by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, penalties, judgments and negative publicity. In addition, if our practices are not consistent or viewed as not consistent with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and reputational damage. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Product liability claims or lawsuits could cause us, our collaborators or our joint ventures to incur substantial liabilities.

We, our collaborators and our joint ventures face an inherent risk of product liability exposure related to the use of our drug candidates in clinical trials, sales of our or our joint ventures’ products or the products we or they license from third parties. If we, our collaborators and our joint ventures cannot successfully defend against claims that the use of such drug candidates in our clinical trials or any products sold by us or our joint ventures, including fruquintinib, surufatinib and/or any of our drug candidates which receive regulatory approval, caused injuries, we, our collaborators and our joint ventures could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for our and our joint ventures’ products;
●	significant negative media attention and reputational damage;
●	withdrawal of clinical trial participants;
●	significant costs to defend the related litigation;
●	substantial monetary awards to trial participants or patients;
●	loss of revenue; and
●	the inability to commercialize any drug candidates that we may develop.

Our principal insurance policies cover product liability for fruquintinib and surufatinib, property loss due to accidents or natural disasters and adverse events in clinical trials. Existing PRC laws and regulations do not require us, our collaborators or our joint ventures to have, nor do we or they, maintain liability insurance to cover product liability claims except with respect to fruquintinib and surufatinib and liability with respect to our oncology and immunology clinical trials. Any litigation might result in substantial costs and diversion of resources. While we maintain liability insurance for clinical trials and products, this insurance may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products that we or our collaborators develop.

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

We are heavily dependent on critical, complex and interdependent information technology systems, including internet-based systems, to support our business processes. Our information technology system security is continuously reviewed, maintained and upgraded in response to possible security breach incidents. Despite the implementation of these measures, our information technology systems and those of third parties with which we contract are vulnerable to damage from external or internal security incidents, breakdowns, malicious intrusions, cybercrimes, including State-sponsored cybercrimes, malware, misplaced or lost data, programming or human errors or other similar events. System failures, accidents or security breaches could cause interruptions in our operations and could result in inappropriately accessed, tampered with, modified or stolen scientific data or a material disruption of our clinical activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. Such event could significantly harm our Oncology/Immunology operations, including resulting in the loss of clinical trial data which could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Such events could also lead to the loss of important information such as trade secrets or other intellectual property and could accelerate the development or manufacturing of competing products by third parties. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our research and development programs and the development of our drug candidates could be delayed.

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

We conduct a substantial portion of our business through our subsidiaries and joint ventures in China. PRC laws and regulations govern our and their operations in China. Our subsidiaries and joint ventures are generally subject to laws and regulations applicable to foreign investments in China, which may not sufficiently cover all of the aspects of our or their economic activities in China. In particular, some laws, particularly with respect to drug price reimbursement, are relatively new, and because of the limited volume of published judicial decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations are uncertain. Furthermore, recent regulatory reform in the China pharmaceutical industry will limit the number of distributors allowed between a manufacturer and each hospital to one, which may limit the rate of sales growth of Hutchison Sinopharm in future periods. In addition, the implementation of laws and regulations may be in part based on government policies and internal rules that are subject to the interpretation and discretion of different government agencies (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our, our collaboration partners’ or our joint ventures’ violation of these policies and rules until sometime after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

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

Certain of our PRC subsidiaries and joint ventures have been granted High and New Technology Enterprise, or HNTE, status by the relevant PRC authorities. This status allows the relevant enterprise to enjoy a reduced Enterprise Income Tax, or EIT, rate at 15% on its taxable profits. For the duration of its HNTE grant, the relevant PRC enterprise must continue to meet the relevant HNTE criteria or else the 25% standard EIT rate will be applied from the beginning of the calendar year when the enterprise fails to meet the relevant criteria. We are preparing to renew the HNTE status which expired at the end of 2020 for one of our PRC subsidiaries. It is unclear whether the HNTE status and tax incentives under the current policy will continue to be granted after the expiration dates. If the rules for such incentives are amended or the status is not renewed, higher EIT rates may apply resulting in increased tax burden which will impact our business, financial condition, results of operations and growth prospects.

We may be treated as a resident enterprise for PRC Tax purposes under China’s Enterprise Income Tax Law and Implementation Rules, effective as of January 1, 2008, or the EIT Law, and our global income may therefore be subject to PRC income tax.

China’s EIT Law defines the term “de facto management bodies” as “bodies that substantially carry out comprehensive management and control on the business operation, employees, accounts and assets of enterprises.” Under the EIT Law, an enterprise incorporated outside of China whose “de facto management bodies” are located in China is considered a “resident enterprise” and will be subject to a uniform 25% EIT rate on its global income. On April 22, 2009, China’s State Administration of Taxation, or the SAT, in the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, further specified certain criteria for the determination of what constitutes “de facto management bodies.” If all of these criteria are met, the relevant foreign enterprise may be regarded to have its “de facto management bodies” located in China and therefore be considered a resident enterprise in China. These criteria include: (i) the enterprise’s day-to-day operational management is primarily exercised in China; decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China; (ii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in China; and (iii) 50% or more of voting board members or senior executives of the enterprise habitually reside in China. Although Circular 82 only applies to foreign enterprises that are majority-owned and controlled by PRC enterprises, not those owned and controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may be adopted by the PRC tax authorities as the test for determining whether the enterprises are PRC tax residents, regardless of whether they are majority-owned and controlled by PRC enterprises.

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

Under the EIT Law, dividends payable by a PRC enterprise to its foreign investor who is a non-PRC resident enterprise, as well as gains on transfers of shares of a PRC enterprise by such a foreign investor will generally be subject to a 10% withholding tax, unless such non-PRC resident enterprise’s jurisdiction of tax residency has an applicable tax treaty with the PRC that provides for an exemption or a reduced rate of withholding tax.

If the PRC tax authorities determine that we should be considered a PRC resident enterprise for EIT purposes, any dividends payable by us to our non-PRC resident enterprise shareholders or ADS holders, as well as gains realized by such investors from the transfer of our shares or ADSs may be subject to a 10% withholding tax, unless an exemption or reduced rate is available under an applicable tax treaty. Furthermore, if we are considered a PRC resident enterprise for EIT purposes, it is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of up to 20% unless a reduced rate is available under an applicable tax treaty. If dividends payable to our non-PRC resident shareholders, or gains from the transfer of our shares or ADSs by such shareholders are subject to PRC tax, the value of your investment in our shares or ADSs may decline significantly.

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

The political relationships between China and other countries may affect our business operations.

We conduct our business primarily through our subsidiaries and joint ventures in China, but we also have significant clinical operations in the United States and other foreign jurisdictions.  As a result, China’s political relationships with the United States and other jurisdictions may affect our business operations. There can be no assurance that our clinical trial participants or customers will not alter their perception of us or their preferences as a result of adverse changes to the state of political relationships between China and the relevant foreign jurisdictions. Any tensions and political concerns between China and the relevant foreign jurisdictions may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Risks Relating to Intellectual Property

If we, our joint ventures or our collaboration partners are unable to protect our or their products and drug candidates through intellectual property rights, our competitors may compete directly against us or them.

Our success depends, in part, on our, our joint venture partners’ and our collaboration partners’ ability to protect our and our joint ventures’ and our collaboration partners’ products and drug candidates from competition by establishing, maintaining and enforcing our or their intellectual property rights. We, our joint ventures and our collaboration partners seek to protect the products and technology that we and they consider commercially important by filing PRC and international patent applications, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. As of December 31, 2020, we had 235 issued patents, including 19 Chinese patents, 22 U.S. patents and 13 European patents, 155 patent applications pending in the above major market jurisdictions, and six pending Patent Cooperation Treaty, or PCT, patent applications relating to the drug candidates of our Oncology/Immunology operations.  For more details, see Item 4.B. “Business Overview—Patents and Other Intellectual Property.” Patents may become invalid and patent applications may not be granted for a number of reasons, including known or unknown prior art, deficiencies in the patent application or the lack of originality of the technology. In addition, the PRC and the United States have adopted the “first-to-file” system under which whoever first files an invention patent application will be awarded the patent. Under the first-to-file system, third parties may be granted a patent relating to a technology which we invented.  Furthermore, the terms of patents are finite. The patents we hold and patents to be issued from our currently pending patent applications generally have a twenty-year protection period starting from the date of application.

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

We and our joint ventures are parties to licenses that give us or them rights to third-party intellectual property that are necessary or useful for our or our joint ventures’ businesses. In particular, the “Hutchison,” “Chi-Med”, “Hutchison China-MediTech” and “Hutchmed” brands, among others, have been licensed to us by Hutchison Whampoa Enterprises Limited, an affiliate of our largest shareholder, Hutchison Healthcare Holdings Limited. Hutchison Whampoa Enterprises Limited grants us a royalty-free, worldwide license to such brands. Under the terms of our brand license agreement, Hutchison Whampoa Enterprises Limited has the right to terminate the license if, among other things, we commit a material breach of the agreement, or within any twelve-month period the aggregate direct or indirect shareholding in our company held by CK Hutchison is reduced to less than 40%, 30% or 20%. Furthermore, the Elunate trademark is licensed to us in China by our collaboration partner Eli Lilly.

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

Patent terms may be inadequate to protect the competitive position of our drug candidates for an adequate amount of time, and the absence of patent linkage, patent term extension and data and market exclusivity for NMPA-approved pharmaceutical products could increase the risk of early generic competition for our drug candidates in China.

In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984, generally referred to as the Hatch-Waxman Amendments, and similar legislation in the E.U. and certain other countries, provides the opportunity for limited patent term extension. The Hatch-Waxman Amendments permit a patent-term extension of up to five years to reflect patent term lost during certain portions of product development and the FDA regulatory review process. However, a patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval; only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. The application for the extension must be submitted prior to the expiration of the patent for which extension is sought. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. Depending upon the timing, duration and specifics of any FDA marketing approval process for any drug candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable period or the scope of patent protection afforded could be less than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. If we fail to obtain patent term extensions or if the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and thus our revenue could be reduced. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be expected, and our competitive position, business, financial condition, results of operations and prospects could be materially adversely affected.

The Hatch-Waxman Amendments also include a process for patent linkage, pursuant to which the FDA will stay approval of certain follow-on applications during the pendency of litigation between the follow-on applicant and the patent holder or licensee, generally for a period of 30 months. Moreover, the Hatch-Waxman Amendments provide for statutory exclusivities that can prevent submission or approval of certain follow-on marketing applications. For example, federal law provides a five-year period of exclusivity within the United States to the first applicant to obtain approval of a new chemical entity and three years of exclusivity protecting certain innovations to previously approved active ingredients where the applicant was required to conduct new clinical investigations to obtain approval for the modification. Similarly, the U.S. Orphan Drug Act provides seven years of market exclusivity for certain drugs to treat rare diseases, where the FDA designates the drug candidate as an orphan drug and the drug is approved for the designated orphan indication. See “Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates—Although we have obtained orphan drug designation for surufatinib for the treatment of pancreatic neuroendocrine tumors in the United States, we may not be able to obtain or maintain the benefits associated with orphan drug status, including market exclusivity.”

In China, however, there is no currently effective law or regulation providing patent term extension, patent linkage, or data exclusivity (referred to as regulatory data protection). Therefore, a lower-cost generic drug can emerge onto the market much more quickly. Chinese regulators have set forth a framework for integrating patent linkage and data exclusivity into the Chinese regulatory regime, as well as for establishing a pilot program for patent term extension. To be implemented, this framework will require adoption of regulations. On October 17, 2020, the Standing Committee of the National People’s Congress published the Patent Law of PRC (Amended in 2020), which will come into effect on June 1, 2021, or the Amended Patent Law. The Amended Patent Law provides that, among other things, the owner of the patent for an innovative new drug that has been granted the marketing authorization in China is entitled to request the Patent Administration Department under the State Council to grant a patent term extension of up to five years, in order to compensate the time required for the regulatory approval for the commercialization of such innovative new drug, provided that the patent term of such innovative new drug shall not exceed a total of 14 years. Furthermore, the PRC government entered into the Economic and Trade Agreement Between the Government of the People’s Republic of China and the Government of the United States of America with the U.S. government in January 2020 which provides that the owner of the patent for an innovative new drug that has been granted the marketing authorization in China is entitled to request a patent term extension of up to five years, provided that, the patent term of such innovative new drug shall not exceed a total of 14 years from the date of marketing approval in China. If we are unable to obtain patent term extension, or the term of any such extension is less than that we request, our competitors or other third parties may obtain approval of competing products following our patent expiration. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Risks Relating to Our ADSs

Our audit report and the audit reports of our non-consolidated joint ventures included in this annual report are prepared by auditors who are not inspected by the PCAOB. As such, you are deprived of the benefits of a PCAOB inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs. We could be delisted from the Nasdaq if the PCAOB continues to be unable to inspect our independent registered public accounting firm for three consecutive years.

Our auditor and the auditors for our non-consolidated joint ventures are registered with the PCAOB. Pursuant to laws in the United States, the PCAOB has authority to conduct regular inspections over independent registered public accounting firms registered with the PCAOB to assess their compliance with the applicable professional standards. Our auditor is located in Hong Kong, a special administrative region of China, a jurisdiction where the PCAOB is currently unable to conduct full inspections without the approval of the Chinese authorities. The auditors of our non-consolidated joint ventures are located in mainland China. As a result, we understand that our auditor and the auditors for our non-consolidated joint ventures are not currently inspected by the PCAOB.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our auditor and the auditors of our non-consolidated joint ventures. As a result, we and investors in our securities are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of the audit procedures or quality control procedures of our auditor and the auditors of our non-consolidated joint ventures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC. The PCAOB continued to discuss with the CSRC and the PRC Ministry of Finance on joint inspections in the PRC of PCAOB-registered audit firms that provide auditing services to Chinese companies that trade on U.S. stock exchanges. In December 2018, the SEC and the PCAOB issued a joint statement on regulatory access to audit and other information internationally that cites the ongoing challenges faced by them in overseeing the financial reporting of companies listed in the United States with operations in China, the absence of satisfactory progress in discussions on these issues with Chinese authorities and the potential for remedial action if significant information barriers persist. In April 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risks of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these risks, the statement again highlighted the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to U.S. reporting companies. In June 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or the PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms. In August 2020, the PWG released the report. In particular, with respect to jurisdictions that do not grant the PCAOB sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommended that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in a NCJ for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm’s audit work papers and practices to inspect the co-audit; there is currently no legal framework under which such a co-audit may be conducted for China-based companies. The report recommended a transition period until January 1, 2022 before the new listing standards apply to companies already listed on U.S. stock exchanges. Under the PWG recommendations, if we fail to meet the enhanced listing standards before January 1, 2022, we could face de-listing from the Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States. There were recent media reports about the SEC’s proposed rulemaking in this regard. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor’s report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act, or EQUITABLE, prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as Nasdaq of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Act. The Act was approved by the U.S. House of Representatives on December 2, 2020. The Act was signed into law by the president of the United States on December 18, 2020. In essence, the Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our securities could be materially adversely affected, and we could be delisted from Nasdaq if we are unable to meet the PCAOB inspection requirement in time.

Our largest shareholder owns a significant percentage of our ordinary shares, which may limit the ability of other shareholders to influence corporate matters.

As of March 1, 2021, Hutchison Healthcare Holdings Limited owned approximately 45.69% of our ordinary shares. Accordingly, Hutchison Healthcare Holdings Limited can influence the outcome of any corporate transaction or other matter submitted to shareholders for approval and the interests of Hutchison Healthcare Holdings Limited may differ from the interests of our other shareholders.  Under our Articles of Association, certain matters, such as amendments to our amended and restated Memorandum and Articles of Association, require the approval of not less than three-fourths of votes cast by such shareholders as, being entitled so to do, vote in person (or, in the case of such shareholders as are corporations, by their respective duly authorized representative) or by proxy. Therefore, Hutchison Healthcare Holdings Limited’s approval will be required to achieve any such threshold.  In addition, Hutchison Healthcare Holdings Limited has and will continue to have a significant influence over the management and the strategic direction of our company.

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

We have filed with the SEC registration statements on Form F-3, commonly referred to as a “shelf registration,” that permit us to sell any number of ADSs in a registered offering at our discretion. We have completed registered offerings raising aggregate gross proceeds of approximately $537.9 million under such shelf registration statements. In addition, our largest shareholder has completed registered secondary offerings raising aggregate gross proceeds of approximately $310.4 million for it as a selling shareholder under a shelf registration statement. We may decide to conduct future offerings from time to time, and such sales could cause the price of our ADSs to decline significantly.

In connection with the issuance of ordinary shares in private placements in 2020, we agreed to provide two shareholders Form F-3 registration rights.  Registration of the ordinary shares held by such shareholders may result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these shares, or the perception that such sales could occur, could cause the price of our ADSs to decline. In addition, any changes in the investment strategies or philosophies of our major shareholders may lead to the sale of our ADSs and other securities, which could cause the price of our ADSs to decline.

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

The value of the renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s and international political and economic conditions and the PRC government’s fiscal and currency policies. Since 1994, the conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous business day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. It is expected that China may further reform its exchange rate system in the future.

Significant revaluation of the renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we would receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us. Appreciation or depreciation in the value of the renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. In addition, our operating transactions and assets and liabilities in the PRC are mainly denominated in renminbi. Such amounts are translated into U.S. dollars for purpose of preparing our consolidated financial statements, with translation adjustments reflected in accumulated other comprehensive income/(loss) in shareholders’ equity. We recorded a foreign currency translation loss of $6.6 million and $4.3 million and a foreign currency translation gain of $9.5 million for the years ended December 31, 2018, 2019 and 2020, respectively.

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

We are a foreign private issuer as defined in the Securities Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States on June 30, 2021 and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2022, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S.-listed public company, should we lose our foreign private issuer status, we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

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

The market price of our ADSs has been volatile. From March 17, 2016 to March 1, 2021, the closing sale price of our ADSs ranged from a high of $41.14 to a low of $11.26 per ADS.

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

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in 2020, the exchanges in China experienced a sharp decline as a result of a slowdown in the Chinese economy and trade tensions with the United States. Prolonged global capital markets volatility may affect overall investor sentiment towards our ADSs, which would also negatively affect the trading prices for our ADSs.

The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.

Our ordinary shares are listed on the AIM market of the London Stock Exchange. The dual listing of our ordinary shares and the ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States. The price of the ADSs could also be adversely affected by trading in our ordinary shares on the AIM market. Furthermore, our ordinary shares trade on the AIM market of the London Stock Exchange in the form of depository interests, each of which is an electronic book-entry interest representing one of our ordinary shares. However, the ADSs are backed by physical ordinary share certificates, and the depositary for our ADS program is unable to accept depository interests into its custody in order to issue ADSs. As a result, if an ADS holder wishes to cancel its ADSs and instead hold depository interests for trading on the AIM market or vice versa, the issuance and cancellation process may be longer than if the depositary could accept such depository interests.

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

Our share price is quoted on the AIM market of the London Stock Exchange in pence sterling, while the ADSs will trade on Nasdaq in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the pound sterling may result in temporary differences between the value of the ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences. In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the pound sterling, the U.S. dollar equivalent of the proceeds that a holder of the ADSs would receive upon the sale in the United Kingdom of any shares withdrawn from the depositary and the dollar equivalent of any cash dividends paid in pound sterling on our shares represented by the ADSs could also decline.

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

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated Memorandum and Articles of Association, an annual general meeting and any extraordinary general meeting at which the passing of a special resolution is to be considered may be called with not less than 21 clear days’ notice, and all other extraordinary general meetings may be called with not less than 14 clear days’ notice. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter.  If we ask for your instructions, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date and the depositary will send a notice to you about the upcoming vote and will arrange to deliver our voting materials to you. The depositary and its agents, however, may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request.  In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties you may face in protecting your interests.

We are a Cayman Islands company. As judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law or English law, shareholders may have different shareholder rights than they would have under U.S. law or English law and may face difficulties in protecting your interests.

We are an exempted company with limited liability incorporated in the Cayman Islands. Our corporate affairs are governed by our Articles of Association (as may be further amended from time to time), the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. This common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in England and some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law than the United States or the United Kingdom. In addition, some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

Some of our directors and executive officers reside outside of the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. In addition, some of our operating subsidiaries are incorporated in China. To the extent our directors and executive officers reside in China or their assets are located in China, it may not be possible for investors to effect service of process upon us or our management inside China. Even if you are successful in bringing an action, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or China, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of an English company or a U.S. company.

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company.

Hutchison China MediTech Limited was incorporated in the Cayman Islands on December 18, 2000 as an exempted company with limited liability under the Companies Act, Cap 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands. Our company was founded by a wholly owned subsidiary of CK Hutchison, a multinational conglomerate with operations in over 50 countries.  CK Hutchison is the ultimate parent company of our largest shareholder Hutchison Healthcare Holdings Limited.

We launched our novel drug research and development operations in 2002 with the establishment of our subsidiary Hutchison MediPharma, which is focused on discovering, developing and marketing drugs for the treatment of cancer and immunological diseases.  Ten of our drug candidates have entered clinical trials around the world and two have so far been approved for sale.  Since 2001, we have also developed drug marketing and distribution platforms in China, which primarily focus on prescription drug and consumer health products through several joint ventures and subsidiary companies and are included in our Other Ventures. We listed our ordinary shares on the AIM market of the London Stock Exchange in 2006 and ADSs on the Nasdaq Global Select Market in 2016.

In January and February of 2020, we sold 4,733,663 ADSs in a follow-on offering, raising gross proceeds of approximately $118.3 million. In July 2020, we sold 20,000,000 ordinary shares via a private placement to General Atlantic. We also granted a warrant to General Atlantic to purchase up to an additional equivalent of 16,666,670 ordinary shares, at an exercise price of US$6.00 per ordinary share, and a term of 18 months. In November 2020, we sold 16,666,670 ordinary shares via a private placement to Canada Pension Plan Investment Board.

On March 4, 2021 we announced the consolidation of the two corporate identities that we have used since our inception.  Hutchison China MediTech, or Chi-Med, has been used as our group identity, while Hutchison MediPharma has been the identity of our novel drug research and development operations under which our oncology products have been developed and are now being marketed.  The brand Hutchmed will immediately replace Chi-Med as our abbreviated name, and we will, subject to shareholder approval, formally change our group company name at our Annual General Meeting scheduled to be held in April 2021.

Our principal executive offices are located at 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. Our telephone number at that address is +852 2121 8200. The address of our registered office in the Cayman Islands is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

See Item 5.B. “Liquidity and Capital Resources” for details on our capital expenditures for the years ended December 31, 2018, 2019 and 2020.

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC.  The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.  We also make available on our website’s investor relations page, free of charge, our annual report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC.  The address for our investor relations page is www.chi-med.com/shareholder-information. The information contained on our website is not incorporated by reference in this annual report.

B.    Business Overview.

Overview

We are a global commercial-stage biopharmaceutical company focused on the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of patients with cancer and immunological diseases. Our company started in China in 2000 and has since developed fully integrated capabilities and expanded oncology and immunology drug development operations globally.  Our operational achievements and capabilities to date include:

Broad pipeline of targeted therapies and immunotherapies built with a risk-balanced approach for the global market.  Our drug candidates cover both novel and validated targets, including MET, Syk, CSF1R, IDH, VEGFR, PI3Kδ and fibroblast growth factor receptor, or FGFR, and extracellular signal-regulated kinase, or ERK.  Our research focuses on developing drugs with high selectivity and superior safety profiles, a key benefit of which is that our drug candidates have the potential to be effectively paired with other oncology and immunology therapies at their maximum dosages with fewer side effects.

Commercially launching products while continuing to discover new assets.  In China, we have brought two of our internally developed drugs, fruquintinib (Elunate in China) and surufatinib (Sulanda in China), to patients, and we have filed for marketing authorization for a third, savolitinib.  All three drugs are in late-stage development outside of China, with the most advanced being surufatinib for which we are filing a rolling NDA in the United States. In addition, we have seven additional drug candidates in earlier stage clinical development and several advanced preclinical drug candidates.

Comprehensive global in-house discovery and development capabilities.  We have a comprehensive drug discovery and development operation covering chemistry, biology, pharmacology, toxicology, chemistry and manufacturing controls for clinical and commercial supply, clinical and regulatory and other functions.  It is led by a team of approximately 600 scientists and staff, who created one of the broadest global clinical pipelines among our peer oncology and immunology focused biotechnology companies. Currently, we are conducting and planning clinical studies in 40 different cohorts of oncology patients globally, including at least four registration-intent studies.

Fast expanding and productive international organization.  Our U.S. and European clinical teams of approximately 60 staff have significantly broadened our international clinical development operations, particularly in the United States, Europe, Japan and Australia. This team has established a productive track record since it was established in 2018, including the initiation of a rolling U.S. NDA filing for surufatinib, a large randomized controlled study for fruquintinib and U.S. and European Phase I trials for our drug candidates HMPL-523, HMPL-689 and HMPL-306.  The FDA granted surufatinib fast track designations for non-pancreatic and pancreatic neuroendocrine tumors as well as an orphan drug designation for pancreatic neuroendocrine tumors.  Fruquintinib has also received FDA fast track designation, for late stage colorectal cancer.

Long-standing drug marketing and distribution experience to support the realization of in-house oncology innovations.  We have built large-scale and profitable drug marketing and distribution platforms through the joint ventures and subsidiaries in Other Ventures, which primarily manufacture, market and distribute prescription drugs and consumer health products in China.  Our 20-year track record and deep institutional knowledge of the drug marketing and distribution process are being leveraged to bring our in-house oncology innovations to patients.  We have built, as of March 1, 2021, and continue to expand, a 420-person in-house oncology drug sales team to support the commercialization of Elunate, Sulanda and our other innovative drugs, if approved, throughout China.  Our oncology drug sales team has the capability to cover over 2,300 oncology hospitals and over 20,000 oncology physicians in China, a network that we estimate represents over 90% of oncology drug sales in China. We are also in the process of expanding the geographic reach of our commercial capabilities to the United States with the recruitment of a senior leadership team based in New Jersey to support the potential launch of surufatinib.

Our Strategy

Our vision is to be a global leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of patients with cancer and immunological diseases. Key elements of our strategy are to:

Continue designing and creating molecules to develop into medicines with specific and differentiated characteristics for the benefit of patients

We believe our world-class drug discovery engine is our key competitive advantage.  We aim to retain and grow our team of skilled scientists and provide them a stable and well-funded platform, with a clear strategic focus and long-term purpose to deliver global first-in-class and best-in-class medicines to patients.

We strive to create differentiated novel oncology and immunology treatments with global potential.  These include furthering both small molecule and monoclonal antibody therapies which address aberrant genetic drivers, inactivated T-cell response and insufficient T-cell response.  Our drug discovery team has utilized our expertise in advanced medicinal chemistry to develop next-generation tyrosine kinase inhibitors that have both high selectivity and superior pharmacokinetic properties. We believe these characteristics are crucial to maximizing effectiveness, such as in inhibiting targeted genetic drivers of cancer cell proliferation and angiogenesis. Equally importantly, we will continue to design chemical and biologic drug candidates with profiles that allow them to be used in innovative combinations with other selective inhibitors, chemotherapy agents and immunotherapies. Such combination therapies enable treatment of cancer via multiple pathways and modalities simultaneously, which has the potential to significantly improve treatment outcomes.

We plan to continue to build out our global pipeline of self-discovered drug candidates by advancing a rich pipeline of early-stage drug candidates, which include biologics addressing novel targets designed for use in combination with our small molecules as well as potentially a broad range of third-party therapies.

Realize the global potential of our oncology drug candidates

Our first wave of innovation, surufatinib (unpartnered), fruquintinib (partnered in China with Eli Lilly) and savolitinib (partnered globally with AstraZeneca), are either commercialized, under review for marketing authorization, in the process of being filed for marketing authorization or in registrational studies in multiple jurisdictions.  In tandem with our ongoing progression of such drugs, we will continue to invest in the future with our deep pipeline of unpartnered next wave of oncology assets for which we own all rights globally and have significant flexibility in driving their development.  Over the next 12 months, we plan to initiate late stage global development of HMPL-689 (PI3Kδ) and HMPL-523 (Syk) and progressing early development of HMPL-453 (selective FGFR 1/2/3 inhibitor) and HMPL-306 (IDH 1/2 inhibitor).  We plan to continue to add to our pipeline as novel drug candidates progress through IND-enabling studies.

We intend to accelerate our global drug development by leveraging our advanced clinical trial data from China.  We may also selectively conduct clinical trials concurrently in China and other jurisdictions so that the programs progress in parallel globally.  To broaden and scale our international operations and support the increasing clinical activities in the United States and Europe, we also plan to continue significantly expanding our clinical teams in those geographies.

Build and scale our marketing and commercialization capabilities globally

We plan to leverage our long-standing drug marketing and distribution know-how and infrastructure to support our innovative oncology product launches.  We have a 20-year track record of marketing and selling products in China.  We aim to grow our in-house oncology drug sales team in China of 420 persons as of March 1, 2020 to approximately 900 persons by the end of 2023.

Outside of China, we intend to commercialize our products, if approved, in the United States where we have already begun to build our own sales team and are preparing to be ready to launch surufatinib, if approved, at the end of 2021 or early 2022.  In Europe, Japan and other major markets we intend to form collaborations with leading biopharmaceutical companies and/or contract sales organizations. We are also focused on building out our commercial infrastructure to support our existing products and potential launches.

We will also continue to scale our manufacturing capacity to support the sales of our approved drugs, including our new plant in Shanghai, which we recently started constructing. This new plant represents a five-fold expansion of our existing production capacity, and we will look to maintain appropriate capacity in the future in line with the development of our pipeline of drug candidates and approved drugs.

Capitalize on regulatory reforms currently underway in China aimed at addressing existing major unmet medical needs and improving the health of its people

We believe the Chinese oncology market, which comprises approximately a quarter of the global oncology patient population, represents a substantial and fast-growing market opportunity. The oncology drug market in China is growing rapidly as a result of important government reforms that are underway, including the expansion of the NRDL to improve access to innovative drugs. We intend to capitalize on this market opportunity by leveraging and expanding our large and well-established drug discovery and commercial sales operations in China.

Historically, cumbersome pharmaceutical registration regulations led to limited availability of advanced therapies in China and high prices for those that were available. This led to surgery and chemotherapy being the standard of care for most patients in China. During the past decade, the PRC government has endeavored to foster an innovative biopharmaceutical ecosystem, and in the last few years, the pace of reforms has accelerated with a clear focus on providing Chinese patients access to world-class oncology therapies through expanded insurance reimbursement and reduced time for clinical trials and drug approvals.

Having invested in drug innovation in China for over 20 years, beginning at a time when almost no other domestic companies were involved in innovative oncology research, we believe we are well positioned to capture this market opportunity. Supported by China’s improving regulatory environment, we intend to rapidly advance our drug candidates to meet the country’s significant unmet medical needs in oncology.

Working with partners to complement our internal research and development activities and continue to adapt existing collaborations as necessary

We plan to explore opportunities to access complementary drug candidates and/or interests in other biopharmaceutical companies to supplement our in-house research and development capabilities and to enhance our current drug candidate pipeline. In addition, we expect to progress some of our drug candidates by pursuing business development opportunities with other biopharmaceutical companies both in China and globally.

For instance, in 2020 we began collaborating with BeiGene Ltd., or BeiGene, to evaluate combining surufatinib and fruquintinib with its anti-PD-1 antibody tislelizumab for the treatment of various solid tumor cancers in the U.S., Europe, China and Australia. In 2021, we partnered with Inmagene Biopharmaceuticals, or Inmagene, to develop four of our self-discovered preclinical drug candidates for the potential treatment of various immunological diseases.

We will also continue to work with our partners, AstraZeneca and Eli Lilly, to optimize the potential of our drug candidates savolitinib (globally with AstraZeneca) and fruquintinib (in China with Eli Lilly). For example, in May 2020, we received acceptance for review of the savolitinib NDA in China for the treatment of non-small cell lung cancer harboring mesenchymal epithelial transition factor, or MET, Exon 14 skipping alteration.  If approved, this would be the first marketing authorization for savolitinib anywhere in the world.  In July 2020, we amended our collaboration with Eli Lilly to assume responsibility for all on-the-ground medical detailing, promotion and local and regional marketing activities in China for Elunate, thereby expanding its potential economic value to our company.

Oncology Commercial Operations

We are able to rapidly establish and grow our dedicated Sulanda and Elunate oncology commercial organization, building on our long-standing drug marketing and distribution platforms.  Currently, our oncology commercial team in China comprises over 420 staff, compared to approximately 90 at the end of 2019. At the same time, we are expanding our U.S. based international commercial capabilities.

We have received regulatory approvals and commercially launched two of our self-discovered drug candidates in China and are working to obtain approval for commercial sales of a third drug candidate in China, as described below:

Surufatinib – Sulanda in China

We received approval from the NMPA for Sulanda, the brand name in China of surufatinib, as a treatment for patients with advanced non-pancreatic neuroendocrine tumors, or NET, in December 2020 and commercially launched it in mid-January 2021, within three weeks of approval.  By the end of January 2020, Sulanda prescriptions had been written in 30 provinces in China.  Further activities are underway.  Most notably, we are working to reduce cost as a barrier for patients to access Sulanda. We have implemented a broad-scale, need-based patient access program which could materially reduce patient out-of-pocket costs, while applying for Sulanda to be included in the 2022 NRDL.

In China, there were an estimated 67,600 newly diagnosed NET patients in 2018, of which an estimated 60% were diagnosed with advanced NETs. Considering the current incidence to prevalence ratio, there may be more than 300,000 patients living with the disease in China.

Fruquintinib – Elunate in China

At the end of 2018, our collaboration partner Eli Lilly commenced commercial sales of Elunate, the brand name in China of fruquintinib, targeting the more than 55,000 metastatic colorectal cancer third-line patients in China each year.  In January 2020, Elunate was included on China’s NRDL and is therefore now available in public hospitals throughout China at a reduced price, paving the way to significantly broaden access for advanced colorectal cancer patients and rapidly build penetration in China over the coming years. In October 2020, we took over the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities in China through an amendment to our collaboration terms with Eli Lilly.

Driven in part by the inclusion of Elunate in the 2020 NRDL and our assumption of responsibility for detailing, promotion and marketing in China in October 2020, total in-market sales of Elunate by Eli Lilly, as provided to us by Eli Lilly, increased by 91.5% to $33.7 million for the year ended December 31, 2020 compared to $17.6 million for the year ended December 31, 2019.  We recognize revenue for royalties and manufacturing costs and, and since October 1, 2020, additional service payments in association with our expanded role in the commercialization of Elunate paid to us by Eli Lilly.

Savolitinib – to be marketed by AstraZeneca, if approved, in China

We have submitted a NDA to the NMPA for the treatment of patients with MET Exon 14 skipping alteration NSCLC.  The NDA was accepted in May 2020, priority review status was granted in July 2020 and review is underway.  If the NDA is approved, we will be the marketing authorization holder, and AstraZeneca is expected to launch savolitinib in China through the same oncology commercial organization that markets Tagrisso, Imfinzi, Iressa and Lynparza, among others.

Global Clinical Drug Development

Our fast expanding international organization, led mainly from the United States, is developing six oncology drug candidates.  In 2020, the organization initiated the rolling submission of surufatinib, our first U.S. NDA filing, as well as a global Phase III study for fruquintinib.  Further, the organization is progressing three oncology drug candidates (HMPL-689, HMPL-523, HMPL-306) toward proof-of-concept or registration enabling studies later this year.  Savolitinib, via a global collaboration with AstraZeneca, is in a registration-enabling Phase II study with additional programs to start in 2021.

The following table summarizes the status of our global clinical drug portfolio’s development as of the date of the filing of this annual report:

Our Global Clinical Development Pipeline

* Phase II registration-intent study subject to regulatory discussion; ** In planning; and *** Investigator-initiated trials (IIT).

Notes:

MET = mesenchymal epithelial transition receptor; VEGFR = vascular endothelial growth factor receptor; TKI = tyrosine kinase inhibitor; EGFRm = epidermal growth factor receptor mutation; NET = neuroendocrine tumors; FGFR1 = fibroblast growth factor receptor 1; CSF-1R = colony stimulating factor-1 receptor; Syk = spleen tyrosine kinase; PI3Kδ = Phosphatidylinositol-3-Kinase delta; NSCLC = non-small cell lung cancer; RCC = renal cell carcinoma; NHL = Non-Hodgkin’s Lymphoma; TN = triple negative; IDH 1/2 = isocitrate dehydrogenase 1/2;

Surufatinib—unique angio-immuno kinase inhibitor with NDA being submitted in the United States

Surufatinib, which has been approved in China for the treatment of non-pancreatic neuroendocrine tumors, is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, which both inhibit angiogenesis, and colony stimulating factor-1 receptor, or CSF-1R, which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells.  Its unique dual mechanism of action may be very suitable for possible combinations with other immunotherapies.

In the United States, the FDA granted orphan drug designation to surufatinib for the treatment of pancreatic neuroendocrine tumors in November 2019 and granted Fast Track Designations for the treatment of both pancreatic neuroendocrine tumors and non-pancreatic neuroendocrine tumors in April 2020. In May 2020, we reached an agreement with the FDA that the completed SANET-ep (non-pancreatic NET) and SANET-p (pancreatic NET) studies, along with existing data from surufatinib in U.S. non-pancreatic and pancreatic NET patients, could form the basis to support a NDA submission.  Pharmacokinetic and safety data from U.S. Phase Ib neuroendocrine tumor cohorts demonstrated similar profiles of surufatinib between Chinese and U.S. patients.

In December 2020, we initiated a rolling NDA submission for surufatinib for the treatment of pancreatic and non-pancreatic neuroendocrine tumors. We plan to complete the NDA submission in the first half of 2021, which would be our first NDA in the United States.  Filing acceptance of the NDA is subject to FDA review of the complete application.  The data package will also be used to file a Marketing Authorization Application, or MAA, to the European Medicines Agency, or EMA, based on scientific advice from the EMA Committee for Medicinal Products for Human Use, or CHMP.

We have various additional clinical trials of surufatinib ongoing as a single agent in patients with biliary tract cancer and soft-tissue sarcoma, as well as in combination with checkpoint inhibitors.  We also intend to conduct a combination study of surufatinib with tislelizumab, an anti-PD-1 antibody being developed by BeiGene, in the United States and Europe. In addition, we believe surufatinib has potential in a number of other tumor types such as breast cancer with FGFR 1 activation.

Surufatinib is the first oncology candidate that we have launched in China and expanded development globally without the support of a development partner. We own all rights to surufatinib globally.

Fruquintinib—potential best-in-class selective VEGFR 1, 2 and 3 inhibitor in Phase III development

Fruquintinib, which has been approved in China for the treatment of advanced metastatic colorectal cancer, is a highly selective and potent oral inhibitor of vascular endothelial growth factor receptors, known as VEGFR 1, 2 and 3.  We believe that fruquintinib has the potential to become the global best-in-class selective small molecule VEGFR 1, 2 and 3 inhibitor for many types of solid tumors, and we are currently studying fruquintinib in colorectal cancer, gastric cancer, lung cancer and other solid tumor types.  Fruquintinib was designed to improve kinase selectivity to minimize off-target toxicities, improve tolerability and provide more consistent target coverage.  The tolerability in patients to date, along with fruquintinib’s low potential for drug-drug interaction based on preclinical assessment, suggests that it may be highly suitable for combinations with other anti-cancer therapies.

Building on the data collected from our successful Phase III trial in China, known as the FRESCO study, which supported fruquintinib’s approval in China, we initiated FRESCO-2, a large randomized controlled study of fruquintinib in the United States, Europe and Japan. The first patient was dosed in September 2020, and the study is enrolling over 680 patients in approximately 150 sites in 14 countries. The FDA granted fast track designation for the development of fruquintinib for the treatment of patients with metastatic colorectal cancer in June 2020.  The FDA, EMA and Japanese Pharmaceuticals and Medical Devices Agency, or PMDA, have all acknowledged the totality of the fruquintinib clinical data, including the FRESCO-2 study, if positive, the prior positive Phase III FRESCO study demonstrating improvement in overall survival, or OS, that led to fruquintinib approval for metastatic CRC in China in 2018 and additional completed and ongoing supporting studies in metastatic CRC, could support a future NDA for the treatment of patients with third-line and above metastatic colorectal cancer. Preliminary data of U.S. Phase I/Ib colorectal cancer cohorts demonstrated encouraging efficacy in patients refractory or intolerant to Stivarga and Lonsurf.

We are conducting global combination studies of fruquintinib with BeiGene’s anti-PD-1 antibody tislelizumab for the treatment of various solid tumor cancers in the United States, Europe and China, including enrolling a Phase Ib/II study in advanced, refractory triple negative breast cancer.

Fruquintinib is being commercialized and developed in partnership with Eli Lilly in China, where we are responsible for development, manufacturing, on-the-ground medical detailing, promotion and local and regional marketing activities.  We own all rights to fruquintinib outside of China.

Savolitinib—selective MET inhibitor in late-stage clinical development as a monotherapy and in combination therapies in global partnership with AstraZeneca

Savolitinib is a potent and selective inhibitor of the MET receptor tyrosine kinase, an enzyme which has been shown to function abnormally in many types of solid tumors.  We designed savolitinib through chemical structure modification to specifically address kidney toxicity, the primary issue that halted development of several other selective MET inhibitors.  In clinical trials to date in over 1,100 patients globally, savolitinib has shown promising signs of clinical efficacy in patients with multiple types of MET gene alterations in lung cancer, kidney cancer and gastric cancer with an acceptable safety profile.

We are currently testing savolitinib in global partnership with AstraZeneca, both as a monotherapy and in combination with immunotherapy, targeted therapy and chemotherapy drugs.  Most notably, we are currently progressing the Savannah study on savolitinib in combination with Tagrisso for treating epidermal growth factor receptor mutation positive, or EGFRm+, non-small cell lung cancer patients who have progressed following first or second-line Tagrisso therapy due to MET amplification.  The study has fully enrolled one of the three dose cohorts and is expected to complete enrollment in mid-2021, with planning for the global Phase III study now underway.

Proof-of-concept studies of savolitinib in kidney cancer (as a monotherapy as well as in combination with a PD-L1 inhibitor) and gastric cancer (as a monotherapy as well as in combinations with chemotherapy) have demonstrated positive results, with subsequent clinical development in planning.  For example, we are initiating a global Phase III pivotal trial for savolitinib in combination with Imfinzi, AstraZeneca’s anti-PD-L1 antibody durvalumab, in MET positive patients with papillary renal cell carcinoma, a form of kidney cancer. Savolitinib opportunities are also continuing to be explored in multiple other MET-driven tumor settings via investigator-initiated studies including colorectal cancer.

HMPL-689—potential best-in-class selective PI3Kδ inhibitor

HMPL-689 is a novel, highly selective and potent small molecule inhibitor targeting the isoform PI3Kδ.  In preclinical pharmacokinetic studies, HMPL-689’s pharmacokinetic properties have been found to be favorable with good oral absorption, moderate tissue distribution and low clearance.  HMPL-689 is also expected to have low risk of drug accumulation and drug-drug interaction and is highly potent, particularly at the whole blood level.

We have early-stage clinical trials of HMPL-689 ongoing and preliminary evidence suggests that HMPL-689 may perform in the clinic as designed.  Based on extensive Phase I/Ib proof-of-concept clinical data in China and Australia on HMPL-689, we have opened 17 U.S. and European sites for a Phase I/Ib study with patient enrollment underway, focusing on advanced relapsed or refractory lymphoma. In the second half of 2021, we plan to complete FDA regulatory discussions, followed by the initiation of registration intent studies.

We own all rights to HMPL-689 globally.

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

We have various clinical trials of HMPL-523 ongoing.  We have 11 U.S. and European sites for a Phase I/Ib study with patient enrollment underway, focusing on advanced relapsed or refractory lymphoma and are close to establishing our Phase II dose.

We own all rights to HMPL-523 globally.

HMPL-306—highly selective IDH 1 and 2 inhibitor with potential in hematological malignancies, gliomas and solid tumors

HMPL-306 is a novel small molecule dual-inhibitor of isocitrate dehydrogenase 1 and 2, or IDH 1 and 2, enzymes.  IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among acute myeloid leukemia patients.  U.S. IND applications for solid tumors and hematologic malignancies were cleared in October 2020.  We expect to initiate Phase I development in the U.S. during the first half of 2021.

HMPL-295—an investigative and highly selective small molecule inhibitor of ERK in the MAPK pathway with the potential to address intrinsic or acquired resistance from upstream mechanisms such as RAS-RAF-MEK

HMPL-295, a novel ERK inhibitor, is our 10th in-house discovered small molecule oncology drug candidate.  ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK pathway).  This is our first of multiple candidates in discovery targeting the MAPK pathway.

China Clinical Drug Development

We are the marketing authorization holder of two internally developed innovative oncology medicines (Elunate and Sulanda) and may have a third (savolitinib) if the NDA currently under review is approved.  Elunate and Sulanda are being commercialized by our dedicated oncology sales force and supported by our long-standing drug marketing and distribution platforms.  Savolitinib, if approved, would be marketed by our global partner AstraZeneca, alongside Tagrisso for the treatment of a type of lung cancer (EGFRm+) estimated to represent approximately half of lung cancer patients in Asia.  As these internally developed medicines are being approved and launched, we continue to devote significant resources to the discovery of potential new medicines.  We have seven additional drug candidates in earlier stage clinical development and several advanced preclinical drug candidates.

The following table summarizes the status of our China clinical programs as of the date of the filing of this annual report.

Our China Clinical Development Pipeline

Program	Treatment	Indication	Target patient	Study name	Dose find / safety run-in	Proof-of-concept	Registration
Savolitinib MET	**Savolitinib**	NSCLC	MET Exon 14 skipping				NDA Submitted
	Savolitinib + Tagrisso	NSCLC	2L EGFR TKI ref. NSCLC; MET+		*		
	Savolitinib + Tagrisso	NSCLC	Naive MET+ & EGFRm NSCLC		*		
	Savolitinib	Gastric cancer	2L; MET+		*		
Surufatinib VEGFR 1/2/3; FGFR1; CSF-1R	**Surufatinib**	Pancreatic NET	All	SANET-p			NDA Submitted
	Surufatinib	Non-Pancreatic NET	All	SANET-ep			Marketed
	Surufatinib	Biliary tract cancer	2L; chemotherapy refractory				
	Surufatinib + Tuoyi (PD-1)	NEN, ESCC, BTC					
	Surufatinib + Tuoyi (PD-1)	SCLC, GC, Sarcoma					
	Surufatinib + Tuoyi (PD-1)	TC, EMC, NSCLC					
	Surufatinib + Tyvyt (PD-1)	Solid tumors					
Fruquintinib VEGFR 1/2/3	**Fruquintinib**	Colorectal cancer	≥3L; chemotherapy refractory	FRESCO			Marketed
	Fruquintinib + Taxol	Gastric cancer	2L	FRUTIGA			
	Fruquintinib + Tyvyt (PD-1)	CRC, EMC, RCC, HCC					
	Fruquintinib + Tyvyt (PD-1)	GI tumors					
	Fruq. + geptanolimab (PD-1)	CRC					
	Fruq. + geptanolimab (PD-1)	NSCLC					
HMPL-689 PI3Kδ	**HMPL-689**	FL, MZL, MCL, DLBCL					
	HMPL-689	CLL/SLL, HL					
HMPL-523 Syk	**HMPL-523**	B-cell malignancies	All				
	HMPL-523	ITP	All				
HMPL-453 FGFR 1/2/3	**HMPL-453**	IHCC					
HMPL-306 IDH 1/2	**HMPL-306**	Hem. Malignancies					
HMPL-295 (ERK, MAPK pathway)	**HMPL-295**	Solid tumors			*		
Epitinib EGFR	**Epitinib**	Glioblastoma	EGFR gene amplified

* In planning.

Notes:

MET = mesenchymal epithelial transition receptor; VEGFR = vascular endothelial growth factor receptor; TKI = tyrosine kinase inhibitor; EGFRm = epidermal growth factor receptor mutation; FGFR1 = fibroblast growth factor receptor 1; CSF-1R = colony stimulating factor-1 receptor; NET = neuroendocrine tumors; NEN = neuroendocrine neoplasms; ESCC = esophageal cancer; BTC = biliary tract cancer; SCLC = small cell lung cancer; GC =  gastric cancer; TC = thyroid cancer; EMC = endometrial cancer; CRC = colorectal cancer; HCC = hepatocellular carcinoma; GI = gastrointestinal; Syk = spleen tyrosine kinase; PI3Kδ = Phosphatidylinositol-3-Kinase delta; NSCLC = non-small cell lung cancer; RCC = renal cell carcinoma; NHL = Non-Hodgkin’s Lymphoma; FL = follicular lymphoma; MZL = marginal zone lymphoma; MCL = mantle cell lymphoma; DLBCL = diffuse large B cell lymphoma; CLL/SLL = chronic lymphocytic leukemia/small lymphocytic lymphoma; HL = Hodgkin’s lymphoma; ITP = immune thrombocytopenic purpura; IHCC = Intrahepatic cholangiocarcinoma; IDH 1/2 = isocitrate dehydrogenase 1/2; ERK = extracellular-signal-regulated kinase; MAPK = mitogen activated protein kinase; and

Fruquintinib—commercially launched as Elunate in China in colorectal cancer in November 2018

Fruquintinib was first commercially launched in China, marketed by our partner Eli Lilly, in November 2018 for the treatment of advanced colorectal cancer.  In January 2020, fruquintininb was included in the NRDL thereby broadening access by advanced colorectal cancer patients in China.  Since launch, Eli Lilly deployed a dedicated team of about 140 oncology commercial personnel to market fruquintinib in China.  Since October 1, 2020, we took over development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities for fruquintinib in China, using our 420-person in-house oncology drug sales team supported by our long-standing drug marketing and distribution platforms.  Subject to meeting pre-agreed sales targets, Eli Lilly will pay us an estimated total of 70% to 80% of Elunate sales in the form of royalties, manufacturing costs and service payments.

In addition to its commercial launch in colorectal cancer in China, we have made progress with fruquintinib in various other cancer indications, including the FRUTIGA study in China, a pivotal Phase III study in approximately 700 patients to evaluate the efficacy and safety of fruquintinib in combination with Taxol, a chemotherapy medication, compared with Taxol monotherapy for second-line treatment of advanced gastric cancer in patients who had failed first-line chemotherapy.  We expect to complete enrollment of the study around the end of 2021.

We believe that fruquintinib is a best-in-class VEGFR 1, 2 and 3 inhibitor and could be considered for development in China in many solid tumor indications in which VEGFR inhibitors have been approved globally.  To this end, since 2018, we assumed all planning, execution and decision-making responsibilities for life cycle indication development of fruquintinib in China.

We are conducting Phase Ib/II dose expansion studies in China of fruquintinib with Tyvyt, a PD-1 monoclonal antibody being developed by Innovent Biologics (Suzhou) Co., Inc., or Innovent, in different tumor types, including hepatocellular carcinoma (HCC), endometrial cancer, RCC and CRC. Moreover, Genor is conducting Phase Ib studies of fruquintinib plus geptanolimab, a PD-1 monoclonal antibody, in second-line CRC and NSCLC.  Furthermore, we intend to develop fruquintinib in combination with BeiGene’s tislelizumab for the treatment of various solid tumor cancers in China.

Surufatinib—commercially launched as Sulanda in China in non-pancreatic neuroendocrine tumors in January 2021; potential first-in-class inhibitor for all advanced neuroendocrine tumors

Surufatinib was approved by the NMPA in December 2020 for the treatment of non-pancreatic neuroendocrine tumors and is now being marketed in China under the brand name Sulanda.  The NMPA approval of surufatinib was based on results from the SANET-ep study, a Phase III trial in patients with advanced non-pancreatic neuroendocrine tumors conducted in China. The positive results of this trial were highlighted in an oral presentation at the 2019 ESMO Congress and published in The Lancet Oncology in September 2020.  Our 420-person in-house oncology drug sales team is now supporting the marketing and commercialization of surufatinib throughout China for this indication.

We have submitted a second NDA in China for surufatinib in advanced pancreatic neuroendocrine tumors supported by our SANET-p study, a Phase III trial in patients with advanced pancreatic neuroendocrine tumors conducted in China.  The NDA was accepted in September 2020 and review is underway.  If approved, we believe surufatinib would be the only approved targeted therapy able to address and treat all subtypes of neuroendocrine tumors.

We are commencing combination studies of surufatinib with Tuoyi, a PD-1 monoclonal antibody being developed by Shanghai Junshi Biosciences Co. Ltd., or Junshi, in China, where we are currently enrolling Phase II studies in nine solid tumor indications, including NENs, biliary tract cancer, gastric cancer, thyroid cancer, small cell lung cancer, soft tissue sarcoma, endometrial cancer, esophageal cancer and non-small cell lung cancer.

Phase Ib studies in China in combination with BeiGene’s anti-PD-1 antibody, tislelizumab, are in the planning stage.  In addition, we have expanded our collaboration with Innovent and, in July 2020, started a Phase I study in China to evaluate the safety and efficacy of Tyvyt in combination with surufatinib.

Savolitinib—NDA filed for potential first-in-class selective MET inhibitor in China

In May 2020, an NDA for savolitinib for the treatment of non-small cell lung cancer with MET Exon 14 skipping alterations was accepted for review by the NMPA, supported by a Phase II registration study, and the NMPA subsequently granted it priority review status.  This is the first NDA filing for savolitinib globally and first for a selective MET inhibitor in China. Data from this study were most recently presented at the American Society of Clinical Oncology 2020 Virtual Scientific Program.

We intend to initiate several studies in China in 2021, including a potential registrational Phase II study in metastatic gastric cancer in mid-2021, and two further pivotal Phase III studies in combination with Tagrisso in non-small cell lung cancer patients in the second half of 2021.

HMPL-689—highly selective PI3Kδ inhibitor with potential in hematological cancer

Our Phase I dose escalation study on HMPL-689 in China has been completed, and a recommended Phase II dose was selected.  HMPL-689 was well tolerated, exhibiting dose-proportional pharmacokinetics, a manageable toxicity profile, and single-agent clinical activity in relapsed/refractory B-cell lymphoma patients.  Our Phase Ib expansion study in China is ongoing in multiple sub-categories of indolent non-Hodgkin’s lymphoma.  Based on the highly promising preliminary results, we are now planning registration studies in follicular lymphoma and marginal zone lymphoma in China, which are anticipated to start in mid-2021.

HMPL-523—highly selective Syk inhibitor with potential in hematological cancer and immunological diseases

Data from an extensive Phase I/Ib dose escalation and expansion study (covering more than 200 patients) on HMPL-523 has encouraged us to initiate exploratory studies in China on multiple indolent non-Hodgkin’s lymphoma sub-categories, including chronic lymphocytic leukemia/small lymphocytic lymphoma, follicular lymphoma, marginal zone lymphoma, Waldenstrom’s macroglobulinemia and mantle cell lymphoma.

Furthermore, in August 2019 we commenced a Phase I study of HMPL-523 in China for the treatment of immune thrombocytopenia, an autoimmune disorder characterized by low platelet count and an increased bleeding risk.  Dose escalation is near complete with planning and preparation for a Phase III trial in China now underway.

HMPL-453—highly selective FGFR 1/2/3 inhibitor with potential in solid tumors

HMPL-453 is a highly selective and potent FGFR 1/2/3 inhibitor.  Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis, as well as resistance to anti-tumor therapies.  A Phase II study is ongoing in patients with advanced intrahepatic cholangiocarcinoma, or IHCC, with FGFR2 fusion that had failed at least one line of systemic therapy, and other solid tumor indications are being investigated.  IHCC is a cancer that develops within the bile ducts, the second most common primary hepatic malignancy after hepatocellular carcinoma.  Approximately 10-15% of IHCC patients have tumors that harbor FGFR2 fusion.

HMPL-306—highly selective IDH 1 and 2 inhibitor with potential in hematological malignancies, gliomas and solid tumors

A Phase I trial in China was initiated in July 2020, in patients of relapsed or refractory hematological malignancies with an IDH1 and/or IDH2 mutation.  Multiple sites have been initiated and we aim to establish the Phase II dose in 2021.

Epitinib—clinical-stage EGFR inhibitors

We have completed Phase I/Ib studies of epitinib, an epidermal growth factor receptor, or EGFR, inhibitor with demonstrated ability to penetrate the blood-brain barrier.  We are evaluating further development strategies for epitinib.

Discovery Research & Preclinical Development

We strive to create differentiated novel oncology and immunology treatments with global potential.  These include furthering both small molecule and monoclonal antibody therapies which address aberrant genetic drivers; cancer cell metabolism; modulate tumor immune microenvironment; and target immune cell checkpoints.  We design drug candidates with profiles that enable them to be used in innovative combinations with other therapies, such as chemotherapy, immunotherapy and other targeted therapy in order to attack disease simultaneously through multiple modalities and pathways.  We believe that this approach can significantly improve treatment outcomes for patients.

In addition to the ten clinical-stage assets, we have three more novel oncology drug candidates in late-preclinical stage, including HMPL-653 (targeting solid tumors), HMPL-A83 (targeting solid tumors and hematological malignancies) and HMPL-760 (targeting hematological malignancies).  We retain all worldwide rights to these assets and are targeting dual U.S. and China IND submissions during 2021.

Manufacturing

Our manufacturing site in Suzhou is a GMP-certified production facility, providing supplies of our drug candidates for clinical trials and Elunate and Sulanda for commercial sale.  We plan to continue to invest resources in the Suzhou facility, expanding the production team in phases.  We are also commencing construction of a large-scale manufacturing plant for innovative drugs in Shanghai.  The Shanghai factory will be our largest manufacturing facility, with production capacity estimated to be five times that of our manufacturing plant in Suzhou.  The first phase will be primarily for small molecule production, while the second phase is expected to include expansion into large molecule production.

Other Ventures

In addition to our Oncology/Immunology operations, our Other Ventures include large-scale drug marketing and distribution platforms covering approximately 315 cities and towns in China with approximately 4,800 mainly manufacturing and commercial personnel as of December 31, 2020.  Built over the past 20 years, it primarily focuses on prescription drug and consumer health products mainly through: (i) Shanghai Hutchison Pharmaceuticals, a non-consolidated joint venture with a commercial team of about 2,200 staff managing the medical detailing and marketing of a range of own-brand prescription drug products, (ii) Hutchison Sinopharm, a consolidated joint venture focused on marketing third-party prescription drug products and our science-based infant nutrition products, as well as providing commercial services for our own marketed drugs, and (iii) Hutchison Baiyunshan, a non-consolidated joint venture focused on the manufacture, marketing and distribution of primarily own-brand OTC drugs.

Net income attributable to our company from our Other Ventures totaled $41.4 million, $41.5 million  and $72.8 million for the years ended December 31, 2018, 2019 and 2020, respectively, and are passed to our group through dividend payments primarily from our non-consolidated joint ventures mentioned above.  In 2020, dividends of $86.7 million were paid from these joint ventures to our group, with aggregate dividends received since inception of over $300 million.

Our Clinical Pipeline

The following is a summary of the clinical pipeline for our drug candidates, many of which are being investigated against multiple indications.

1.    Savolitinib MET Inhibitor

Savolitinib is a potent and selective inhibitor of MET, an enzyme which has been shown to function abnormally in many types of solid tumors. We designed savolitinib to address human metabolite-related renal toxicity, the primary issue that halted development of several other selective MET inhibitors. In clinical studies to date, savolitinib has shown promising signs of clinical efficacy in patients with MET gene alterations in NSCLC, papillary renal cell carcinoma, CRC, gastric cancer and prostate cancer with an acceptable safety profile. In global partnership with AstraZeneca, savolitinib has been studied in over 1,000 patients to date, both as a monotherapy and in combinations. For more information regarding our partnership with AstraZeneca, see “—Overview of Our Collaborations—AstraZeneca.”

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

MET also plays a role in drug resistance in many tumor types. For instance, MET gene amplification has been found in NSCLC and CRC following anti-EGFR treatment, leading to drug resistance. Furthermore, MET dysregulation is considered to play a role in the immunosuppression and pathogenesis of kidney cancer.

Savolitinib Research Background

First generation selective MET inhibitors previously discovered by multinational pharmaceutical companies had positive pre-clinical data that supported their high MET selectivity and pharmacokinetic and toxicity profiles, but did not progress very far due to kidney toxicity. The issue appeared to be that certain metabolites of earlier compounds had dramatically reduced solubility and appeared to crystalize in the kidney, resulting in obstructive toxicity. With this understanding, we designed our compound, savolitinib (also known as AZD6094 and HMPL-504, formerly known as volitinib), differently while preserving high MET inhibition properties across multiple types of MET aberrations. Savolitinib has not shown any renal toxicity to date and does not appear to carry the same metabolite problems as the earlier selective MET compounds.

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

In the MET enzymatic assay, savolitinib showed potent activity with IC50 of 5 nM. In a kinase selectivity screening with 274 kinases, savolitinib had potent activity against the MET Y1268T mutant (comparable to the wild-type), weaker activity against other MET mutants and almost no activity against all other kinases. Savolitinib was found to be approximately 1,000 times more potent to MET than the next non-MET kinase. Similarly, in cell-based assays measuring activity against MET phosphorylation, savolitinib demonstrated potent activity in both ligand-independent (gene amplified) and ligand-dependent (overexpressed) cells with IC50 at low nanomolar levels. In target related tumor cell function assays, savolitinib showed high potency with IC50 of less than 10 nM. Furthermore, savolitinib demonstrated cytotoxicity only on tumor cells that were MET gene amplified or MET overexpressed. In other cells, inhibition measurements demonstrated that IC50 amounts were over 30,000 nM, which is thousands of times higher than the IC50 on MET tumor cells.

The data above suggest that (i) savolitinib has potent activity against tumor cell lines with MET gene amplification in the absence of hepatocyte growth factor, or HGF, indicating that there is HGF-independent MET activation in these cells; (ii) savolitinib has potent activity in tumor cell lines with MET overexpressed, but only in the presence of HGF, indicating HGF-dependent MET activation; and (iii) savolitinib has no activity in tumor cell lines with low MET overexpressed/gene amplification, suggesting that savolitinib has strong kinase selectivity.

Savolitinib Clinical Development

As discussed below, we have tested, and are currently testing, savolitinib in partnership with AstraZeneca in multiple indications, both as a monotherapy and in combination with other targeted therapies.

Non-small Cell Lung Cancer

We have two ongoing studies, which subject to positive clinical outcome, are designed to support NDA submission in NSCLC.  The table below shows a summary of the clinical trials that we have recently completed and underway for savolitinib in NSCLC patients.

Current and Recent Clinical Trials of Savolitinib in NSCLC

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib	MET Exon 14 skipping alteration	China	II	NDA accepted	NCT02897479
			Registration	(May 2020)
Savolitinib + Tagrisso	Savannah: 2L/3L	Global	II	Ongoing	NCT03778229
	EGFRm+; Tagrisso		Registration-intent
refractory; MET+
Savolitinib + Tagrisso	2L/3L EGFRm+;	Global	III	In planning	N/A
Tagrisso refractory;
MET+
Savolitinib + Tagrisso	2L EGFR TKI refractory	China	III	In planning	N/A
NSCLC; MET+

Savolitinib + Tagrisso	Naïve patients with EGFRm & MET+	China	III	In planning	N/A

Notes:     Global = more than two countries; 2L = second line; 3L = third line; and refractory = resistant to prior treatment.

Savolitinib Monotherapy

It is estimated that 2-3% of newly diagnosed NSCLC patients have a specific genetic mutation, known as MET Exon 14 skipping alterations which leads to poor prognosis.  This equates to approximately 10,000 new patients per year in China.  Current chemotherapies and immunotherapies provide limited efficacy in MET Exon 14 deletion NSCLC patients.

Phase II study of savolitinib monotherapy in NSCLC patients with MET Exon 14 alteration (Status: NDA accepted; NCT02897479)

We have completed enrollment of a 70-patient Phase II registration-intent study in China of savolitinib as a monotherapy for MET Exon 14 deletion NSCLC patients who have progressed following prior systemic therapy, or unable to receive chemotherapy.

At the American Society of Clinical Oncology, or ASCO, Annual Meeting in June 2020, we presented interim data on 70 treated patients, of which 61 patients were efficacy evaluable at the data cut-off date of March 31, 2020. The overall data were encouraging, with efficacy in line with other selective MET inhibitors, despite the inclusion of patients with a more aggressive subtype (36% with pulmonary sarcomatoid carcincoma) and with tolerable safety. Efficacy measurements included the objective response rate, or ORR, (the percentage of patients in the study who show either partial response (tumor measurement reduction of greater than 30%) or complete response), disease control rate, median progression-free survival and median OS.

At data cut-off, in the 61 evaluable patients, ORR was 49.2% and disease control rate was 93.4%. Median duration of response was 9.6 months (95% confidence interval: 5.5–not reached) with maturity of 40%. Median progression-free survival was 9.1 months (95% confidence interval: 4.2–19.3) with maturity of 50%. Median OS was 14.0 months (95% confidence interval: 9.7–not reached) with maturity of 46%. A 95% confidence interval means that there is a 95% chance that the results will be within the stated range. CTC grade 3 or above treatment emergent adverse events, or TEAEs, with greater than 5% incidence related to savolitinib treatment were peripheral edema (7%), increased aspartate aminotransferase (13%) and increased alanine aminotransferase (10%). Clinical data demonstrated an acceptable safety profile with an adverse events-related discontinuations rate of 14.3%.

Results from this study formed the basis for an NDA filing which was accepted by the NMPA in May 2020.  Priority review status was granted in July 2020 and, subject to approval, launch is expected as early as mid-2021.

Phase II Study of Savolitinib Monotherapy Showing Effect in MET Exon 14 Alteration NSCLC Patients

Efficacy Evaluable (N=61)
ORR, % [95% CI]: 49.2 [36.1, 62.3]
DCR, % [95% CI]: 93.4 [84.1, 98.2]
Best percentage from baseline
+80%
+60%
+40%
+20%
0%
-20%
-40%
-60%
-80%
-100%
Partial response
Stable disease
Progressive disease

Notes:	N = number of patients; ORR = objective response rate; DCR = disease control rate; and CI = confidence interval
Source:

Lu S, Fang J et al. Phase II study of savolitinib in patients (pts) with pulmonary sarcomatoid carcinoma (PSC) and other types of non-small cell lung cancer (NSCLC) harboring MET exon 14 skipping mutations (METex14+). Journal of Clinical Oncology 2020 38:15_suppl, 9519-9519.

Savolitinib and Tagrisso Combination

In 2015, AstraZeneca received FDA approval for Tagrisso, its drug for the treatment of T790M+ EGFRm+, tyrosine kinase inhibitor-resistant NSCLC.  A drug with this type of activity is known as a third-generation EGFR inhibitor.  In 2018, Tagrisso’s label was expanded to include previously untreated patients with EGFRm+ NSCLC.  Tagrisso has been established as a new standard of care in the treatment of EGFRm+ NSCLC and has now been approved in over 80 countries.  Understanding the mechanism of acquired resistance following Tagrisso treatment is a key clinical question to inform the next treatment choice.  A portion of EGFRm+ tyrosine kinase inhibitor-resistant patients and a portion of T790M+ EGFRm+ tyrosine kinase inhibitor-resistant patients progress because of MET gene amplification.

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

Data presented in June 2017 at the ASCO by Harvard Medical School and Massachusetts General Hospital Cancer Center showed that about 30% (7/23 patients) of Tagrisso-resistant third-line NSCLC patients harbor MET gene amplification based on analysis of tissue samples.  This third-line patient population is generally heavily pre-treated and highly complex from a molecular analysis standpoint, with the study showing that more than half of the MET gene amplification patients also harbored additional genetic alterations, including EGFR gene amplification and K-Ras mutations.

As discussed in more detail below, we and AstraZeneca are studying savolitinib in combination with Tagrisso as a treatment choice for patients who have developed a resistance to tyrosine kinase inhibitors (primarily Tagrisso).  The acceptance and uptake of Tagrisso indicates that the market potential for savolitinib in Tagrisso-resistant, NSCLC could be material.

TATTON study:  Phase Ib/II expansion studies of savolitinib in combination with Tagrisso in NSCLC EGFRm+ inhibitor refractory patients (Status: complete; NCT02143466)

The TATTON study is a global exploratory Phase I/Ib study in NSCLC aiming to recruit patients with MET gene amplification who had progressed after prior treatment with EGFR inhibitors to support a decision on global Phase II/III registration strategy.  This followed the completion of TATTON Part A, a Phase I study that established that a savolitinib and Tagrisso combination could be safe and well tolerated and also demonstrated preliminary signs of efficacy.  In 11 evaluable patients who were MET positive, the ORR was 55% with a disease control rate of 100%.

As of data cut-off on March 4, 2020, a total of over 220 patients had received the savolitinib plus the Tagrisso combination treatment across six TATTON treatment arms, Parts A, B1, B2, B3, C and D.  Final analysis for the B and D parts of the study were most recently presented at the 2020 World Conference on Lung Cancer Worldwide Virtual Event held in January 2021, and interim data (data cut-off on March 29, 2019) were previously published in The Lancet Oncology in February 2020. As summarized below, the combination demonstrated an encouraging anti-tumor activity and an acceptable risk-benefit profile, regardless of dose.

First and second-generation EGFRm+ inhibitor refractory patients with acquired resistance driven by MET amplification

TATTON Part B2 tested patients who were T790M negative with no prior third-generation EGFR tyrosine kinase inhibitor treatment.  Of the 51 patients who received treatment (48 efficacy evaluable), 33 patients had confirmed responses (65% of treated patients; 69% of evaluable patients) with 45 patients experiencing disease control (88% of treated patients; 94% of evaluable patients).  The median progression-free survival was 9.1 months (95% confidence interval: 5.5-12.8 months).  Pooled CTC grade 3 or above TEAEs in Part B of the study with greater than 5% incidence independent of causality were decreased neutrophil count (7%), increased aspartate aminotransferase (6%), increased alanine aminotransferase (5%), and pneumonia (5%).

TATTON Part B3 tested patients who were T790M positive with no prior third-generation EGFR tyrosine kinase inhibitor treatment.  Of the 18 patients who received treatment, 12 patients had confirmed responses (67%) with 18 patients experiencing disease control (100%). The median progression-free survival was 11.1 months (95% confidence interval: 4.1 months – 22.1 months).

In late 2017, the TATTON Part D study was initiated to study Tagrisso combined with a lower savolitinib dose (300 mg once daily) in the context of maximizing long-term tolerability of the combination for patients who could be in poor condition and/or on the combination for long periods of time.  Of the 42 patients who received treatment (40 efficacy evaluable), 26 patients had confirmed responses (62% of all patients; 65% of evaluable patients) with 39 patients experiencing disease control (93% of all patients; 98% of evaluable patients).  The median progression-free survival was 9.0 months (95% confidence interval: 5.6-12.7 months).  CTC grade 3 or above TEAEs in Part D of the study with greater than 5% incidence independent of causality were pneumonia (10%), drug hypersensitivity (7%), pulmonary embolism (5%), diarrhea (5%), myalgia (5%) and generalized edema (5%).  Overall the combination regimen of savolitinib 300 mg and Tagrisso was tolerable.  In Part D of the study, there was lower incidence of grade ≥ 3 AEs and SAEs as compared to Part B.  The TATTON Part D study demonstrated that a lower dose did not impair clinical efficacy, while maintaining a better tolerability profile.  The results led to the selection of the 300 mg savolitinib plus 80 mg Tagrisso combination dose for the Savannah study, and two additional cohorts of savolitinib 300 mg twice daily dose (BID) and 600 mg once daily dose (QD) plus 80 mg Tagrisso combination doses are recruiting, as discussed below.

Tagrisso or another experimental third-generation EGFRm tyrosine kinase inhibitor refractory patients with acquired resistance driven by MET amplification

The TATTON Part B1 study enrolled NSCLC patients that had progressed after treatment with a third-generation EGFR inhibitor as a result of MET gene amplification acquired resistance. These patients were recruited prior to the April 2018 FDA approval of Tagrisso as a first-line treatment and the January 2019 update to the National Comprehensive Cancer Network guidelines that state that Tagrisso is the preferred first-line treatment for patients with EGFR mutation regardless of pre-treatment T790M mutation status.

Savolitinib in combination with Tagrisso from the TATTON Part B1 study showed promising data. Of the 69 patients that had progressed on Tagrisso monotherapy and harbored MET amplification (60 patients were efficacy evaluable), there were 23 patients with confirmed responses (33% of all patients; 38% of evaluable patients) with 52 patients experiencing disease control (75% of all patients; 87% of evaluable patients). The median progression-free survival was 5.5 months (95% confidence interval: 4.1-7.7 months).

Savolitinib plus Tagrisso combination showing effect in EGFR refractory patients who are either Tagrisso refractory (Part B1) or Tagrisso naïve (Parts B2, B3, D)

		TATTON Part B Osimertinib 80mg +Savolitinib 600mg1		TATTON Part D Osimertinib 80mg +Savolitinib 300mg
	Part B1(n=69) Prior third-generation EGFR-TKI	Part B2 (n=51) No prior third-generation EGFR-TKI (T790M negative)	Part B3 (n=18) No prior third-generation EGFR-TKI (T790M positive)	Part D (n=42) No prior third-generation EGFR-TKI (T790M negative)
ORR, % [95%CI] Complete response, % Partial response, %	33% [22, 46] 0 33%	65% [50, 78] 0 65%	67% [41, 87] 0 67%	62% [46, 76] 0 62%
Non-response, % Stable disease (≥ 6 weeks) Progressive disease Not evaluable	42% 12% 13%	24% 6% 6%	33% 0 0	31% 2% 5%
Disease control rate, % [95% CI]	75% [64, 85]	88% [76, 96]	100% [81, 100]	93% [81, 99]
Median DoR, months [95% CI]	9.5 [4.2, 14.7]	10.7 [6.1, 14.8]	11.0 [2.8, NR]	9.7 [4.5, 14.3]
Median PFS, months [95% CI]	5.5 [4.1, 7.7]	9.1 [5.5, 12.8]	11.1 [4.1, 22.1]	9.0 [5.6, 12.7]

Notes:    [1] Most patients were enrolled to Part B1, B2, B3 on 600 mg savolitinib, prior to weight-based dosing implementation, but following a protocol amendment in response to a safety signal of hypersensitivity, the final 21 patients enrolled in Part B were dosed with savolitinib by body weight as follows: patients who weighed ≤55 kg (n=8) received 300 mg daily and those weighing >55 kg (n=13) received 600 mg daily; Best response data are for patients who had an opportunity to have two follow-up scans; CI = confidence interval; n = number of patients; NR = not reached; ORR = objective response rate; DoR = duration of response; PFS = progression free survival; and EGFR-TKI = epidermal growth factor receptor tyrosine kinase.

Source:  Han JY, Sequist LV, Ahn MJ, et al. Osimertinib + savolitinib in patients with EGFRm MET-amplified/overexpressed NSCLC: Phase Ib TATTON Parts B and D final analysis. Poster presented at: 2021 World Conference on Lung Cancer Singapore; January 28-21, 2021; Virtual. https://bit.ly/3cl7QRE

Savannah study; Phase II study of savolitinib in combination with Tagrisso in NSCLC Tagrisso-refractory EGFRm+ patients (Status: enrolling; NCT03778229)

Based on the encouraging results of the multiple TATTON studies, we and AstraZeneca have initiated a global Phase II study of savolitinib in combination with Tagrisso in EGFRm+ NSCLC patients with MET gene amplification who have progressed following first or second-line Tagrisso therapy.  The Savannah study is a single-arm study in North and South America, Europe and Asia.  Subject to positive clinical outcomes and regulatory interactions, the Savannah study is designed to support potential NDA submission for savolitinib.

The Savannah study has now fully enrolled the savolitinib 300mg QD and Tagrisso cohort, and is currently enrolling two additional cohorts of savolitinib 300mg BID and 600mg QD.  The Savannah study will also determine optimal design of the planned global Phase III study regarding optimal biomarker strategy and dosage regimen.  Enrollment is expected to complete in mid-2021 and planning for the global Phase III study is now underway.

The Savannah Study Design: Addressing Tagrisso Resistance Through Combination Therapies

Notes:    1L = first line; 2L = second line; 2L+ = second line and above; EGFRM+ = epidermal growth factor receptor mutation positive; ECOG = Eastern Cooperative Oncology Group; BID = twice daily; QD = once daily; FISH (+) = fluorescence in situ hybridization ( positive ); IHC (+) = immunohistochemistry ( positive ); ORR = objective response rate; PFS = progression free survival; DoR = duration of response; OS = overall survival; and MET = mesenchymal epithelial transition receptor.

Source:   Company.

In-Planning – China Phase III study of combination with Targrisso in 2L EGFR TKI refractory, MET amplified NSCLC patients

We intend to initiate a Phase III study in China targeting EGFR TKI refractory second-line NSCLC patient in the second half of 2021.

In-Planning – China Phase III study of combination with Targrisso in EGFR mutant and MET positive NSCLC patients

We intend to initiate a Phase III study in China targeting treatment naïve patients who are both EGFR mutation and MET positive in the second half of 2021.

Kidney Cancer

The table below shows a summary of the clinical trials that we have recently completed or underway for savolitinib in kidney cancer patients.

Current and Recent Clinical Trials of Savolitinib in Kidney Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + Imfinzi	MET-driven, unresectable and locally advanced or metastatic PRCC	Global	III	In planning	N/A
Savolitinib + Imfinzi	CALYPSO: PRCC	U.K./Spain	II	Interim data ASCO GU 2020	NCT02819596
Savolitinib + Imfinzi	CALYPSO: Clear cell RCC; VEGFR TKI refractory	U.K./Spain	II	Ongoing	NCT02819596

Notes:    PRCC = papillary renal cell carcinoma; RCC = renal cell carcinoma; ASCO GU 2020 = the American Society of Clinical Oncology’s 2020 Genitourinary Cancers Symposium; VEGFRTKI refractory = resistant to prior VEGFR tyrosine kinase inhibitor treatment; Global = more than two countries; PFS = progression free survival; and MET = mesenchymal epithelial transition receptor.

Papillary renal cell carcinoma is the most common of the non-clear cell renal cell carcinomas representing about 14% of kidney cancer, with approximately half estimated to harbor MET-driven disease.  No targeted therapies have been approved specifically for papillary renal cell carcinoma, although some efficacy was observed for cabozantinib in an investigator sponsored study, PAPMET, which reported ORR of 23% and median progression-free survival of 9 months in 44 patients not selected for MET status and who mostly (95%) did not receive prior systemic therapy (Pal SK, et al.  Lancet. 2021).  Modest efficacy in non-clear cell renal cell carcinoma has been reported in sub-group analyses of broader renal cell carcinoma studies of VEGFR (e.g., Sutent) and mammalian target of rapamycin (e.g., Afinitor) tyrosine kinase inhibitors, with ORR of <10% and median progression-free survival in first-line setting of four to six months and second-line setting of only one to three months (ESPN study, Tannir N. M. et al.).

During an Australian Phase I study, our investigators noted positive outcomes among papillary renal cell carcinoma patients with a strong correlation to MET gene amplification status. Out of a total of eight papillary renal cell carcinoma patients in our Australia Phase I study who were treated with various doses of savolitinib, three achieved confirmed partial responses. A further three of these eight papillary renal cell carcinoma patients achieved stable disease, which means patients without partial response but with a tumor measurement increase of less than 20%. This aggregate ORR of 38% was very encouraging for papillary renal cell carcinoma, which has no effective approved treatments. These responses were also durable as demonstrated by a patient who has been on the therapy for over 30 months and had tumor measurement reduction of greater than 85%. Importantly, the level of tumor response among these papillary renal cell carcinoma patients correlated closely with the level of MET gene amplification. The patients with consistent MET gene amplification across the whole tumor responded most to savolitinib, and with those patients with the highest level of MET gene amplification responding most to the treatment.

Recent data have emerged to show that papillary renal cell carcinoma responds to immunotherapy such as inhibitors of an immune checkpoint known as PD-1 used by cancer cells to avoid being attacked by the immune system. Preliminary data from the KEYNOTE-427 study (Cohort B) as presented by Merck & Co at the ASCO’s 2019 Genitourinary Cancers Symposium showed objective response in treatment naïve papillary renal cell carcinoma patients treated with the PD-1 inhibitor Keytruda was 25%. In the broader kidney cancer setting, combinations of PD-1 or PD-L1 drugs with targeted therapies that demonstrated single agent effect have demonstrated additive benefits.

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

Interim results of the papillary renal cell carcinoma cohort of the CALYPSO study were presented at the 2020 ASCO’s Genitourinary Cancers Symposium and showed encouraging efficacy across all patients, both MET+ and MET-. The interim CALYPSO data reported an ORR of 27% (11/41), while median progression-free survival was 4.9 months (95% confidence interval: 2.5-12.0 months). Median OS was 12.3 months (95% confidence interval: 5.8-21.3 months). For the study’s 27 previously untreated patients, the ORR was 33% (9/27). Tolerability was consistent with established single agent safety profiles. There were 13 treatment related CTC grade 3 or above TETAs that occurred in more than three patients, with edema (10%), nausea (5%) and transaminitis (5%) being most frequent. We and AstraZeneca continue to explore development of the savolitinib-Imfinzi combination in papillary renal cell carcinoma patients.

In-Planning – Phase III in combination with Imfinzi PD-L1 inhibitor in MET-driven, unresectable and locally advanced or metastatic PRCC

Based on the encouraging results of the SAVOIR and CALYPSO studies, we intend to initiate a global Phase III, open-label, randomized, controlled study of savolitinib plus Imfinzi versus sunitinib monotherapy versus Imfinzi monotherapy in patients with MET-driven, unresectable and locally advanced or metastatic PRCC.  The study is expected to begin enrollment by mid-2021.

Savolitinib Monotherapy

Phase II study of savolitinib monotherapy in papillary renal cell carcinoma (Status: completed; NCT02127710)

In early 2017, we presented the results of our global Phase II study in papillary renal cell carcinoma at the ASCO’s Genitourinary Cancers Symposium and subsequently published these results in the Journal of Clinical Oncology.  Of 109 patients treated with savolitinib, papillary renal cell carcinoma was MET driven in 44 patients (40%), MET independent in 46 patients (42%) and MET status unknown in 19 patients (17%).  The ORR based on confirmed partial responses in all patients was 7% (8/109).  MET-driven papillary renal cell carcinoma was strongly associated with encouragingly durable response to savolitinib with an ORR in the MET-driven group of 18% (8/44) as compared to 0% (0/46) in the MET independent group (p=0.002).  Of the eight patients exhibiting a partial response, six were still responding to treatment at data cutoff, with a duration of response of 2.4 to 16.4 months. Two patients who achieved a partial response subsequently experienced progressive disease after 1.8 and 2.8 months.  P-value is a measure of the probability of obtaining the observed sample results, with a lower value indicating a higher degree of statistical confidence in these studies.  Median progression-free survival for patients with MET-driven and MET-independent papillary renal cell carcinoma patients was 6.2 months (95% confidence interval: 4.1-7.0) and 1.4 months (95% confidence interval: 1.4-2.7), respectively (hazard ratio=0.33; 95% confidence interval: 0.20-0.52; p<0.0001).  Hazard ratio is the probability of an event (such as disease progression or death) occurring in the treatment arm divided by the probability of the event occurring in the control arm of a study, with a ratio of less than one indicating a lower probability of an event occurring for patients in the treatment arm.  Savolitinib had a disease control rate of 73% in the MET-driven group and 28% in the MET independent group.  Savolitinib was well tolerated, with no reported CTC grade 3 or above TEAEs with greater than 5% incidence.  Total aggregate savolitinib CTC grade 3 or above TEAEs occurred in just 19% of patients.

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

SAVOIR study; Phase III study of savolitinib monotherapy in papillary renal cell carcinoma (Status: enrollment suspended; NCT03091192)

We initiated the SAVOIR study in June 2017. The SAVOIR study was designed to be a global Phase III, open-label, randomized, controlled trial evaluating the efficacy and safety of savolitinib (600 mg once daily) compared with Sutent in patients with MET-driven, unresectable, locally advanced or metastatic papillary renal cell carcinoma. MET status was confirmed by the novel targeted next-generation sequencing assay developed for savolitinib. Patients were randomized in a 1:1 ratio to receive either treatment with savolitinib, or treatment with Sutent. The primary endpoint for efficacy in the SAVOIR study was median progression-free survival, with secondary endpoints of OS, ORR, duration of response, best percentage change in tumor size, disease control rate, and safety and tolerability.

To further understand the role of MET-driven disease in papillary renal cell carcinoma, we conducted a global molecular epidemiology study, which screened, using our companion diagnostic, archived tissue samples from papillary renal cell carcinoma patients to identify MET-driven disease. Historical medical records from these patients were then used to determine if MET-driven disease is predictive of worse outcome, in terms of progression-free survival and OS, in papillary renal cell carcinoma patients. Confounding results from this external study led to the early termination of SAVOIR in December 2018, with 60 patients randomized at the time.

Results from the 60 randomized patients (33 savolitinib, 27 Sutent) were promising and data was presented at ASCO and published simultaneously in JAMA Oncology in May 2020.  In terms of OS, savolitinib patients had not reached median OS at data cut-off, compared to 13.2 months for Sutent patients (HR 0.51; 95% CI: 0.21–1.17; p=0.110).  Median PFS was 7.0 months for savolitinib patients, compared to 5.6 for Sutent patients (HR 0.71; 95% CI 0.37–1.36; p=0.313).  Responses were observed in 27% and 7% of savolitinib and Sutent patients, respectively.  This difference did not reach statistical significance due to the small sample size.  In terms of safety, Grade ≥3 AEs were reported in 42% of savolitinib patients versus 81% of Sutent patients, with AEs leading to dose modification in 30% and 74% of savolitinib and Sutent patients, respectively.  CTC grade 3 or above adverse events with greater than 5% incidence related to savolitinib treatment were increased aspartate aminotransferase (15%) and increased alanine aminotransferase (12%). Those related to Sutent were anemia (15%), hypertension (15%), thrombocytopenia (7%), increased aspartate aminotransferase (7%), and increased alanine aminotransferase (7%).

SAVOIR 60-Patient Study of Savolitinib Monotherapy in MET-Driven Papillary Renal Cell Carcinoma Patients. This study Demonstrated a Strong Signal of Response and Potential Survival Benefit Compared to Sutent Monotherapy

HR [95% CI]: 0.51 [0.21-1.17]
P=0.110
Probability of Overall Survival
1.0
0.8
0.6
0.4
0.2
0.0
Savolitinib (n=33), median OS, months: NC [11.9—NC]
Sunitinib (n=27), median OS, months: 13.2 [7.6—NC]
+ Censored observations
0
3
6
9
12
15
18
21
24
Time From Randomization (Months)

	Savolitinib (N=33)	Sutent (sunitinib, N=27)
Objective response rate, % [95% CI]	27.3% [13.3, 45.5]	7.4% [0.9, 24.3]
Progression-free survival, months [95% CI]	7.0 [2.8, NC]	5.6 [4.1, 6.9]
Hazard Ratio: 0.71 [0.37, 1.36]
Disease control rate @ 6 months, % [95% CI]	48.4% [30.8, 66.5]	37.0% [19.4, 57.6]
Disease control rate @ 12 months, % [95% CI]	30.3% [15.6, 48.7]	22.2% [8.6, 42.3]

Notes:

At data cut-off, all nine savolitinib responders remained in response, while one of two sunitinib responders remained in response. * One out of two sunitinib responders remained in response.  n = number of patients; CI = confidence interval; DCR = disease control rate; NC = not calculated; OS = overall survival; PFS = progression-free survival; and HR = hazard ratio.

Source:

Choueiri TK, et al. Efficacy of Savolitinib vs Sunitinib in Patients With MET-Driven Papillary Renal Cell Carcinoma: The SAVOIR Phase 3 Randomized Clinical Trial. JAMA Oncol. Published online May 29, 2020. doi:10.1001/jamaoncol.2020.2218.

Based on these data, we and AstraZeneca are actively evaluating the opportunity to restart clinical trials of savolitinib in combination with Imfinzi versus Sutent monotherapy and versus Imfinzi monotherapy in patients with MET-driven, unresectable and locally advanced or metastatic papillary renal cell carcinoma.  The study is expected to begin enrollment in mid-2021.

Gastric Cancer

The table below shows a summary of our clinical trial for savolitinib in gastric cancer patients.

Clinical Trial of Savolitinib in Gastric Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	Gastric cancer (MET amplification) and Viktory	China & South Korea	Ib/II	Completed	NCT01985555/ NCT02449551

Phase II gastric cancer studies have been completed in China and in South Korea. A total of over 1,000 gastric cancer patients have been screened in these studies and those patients with confirmed MET-driven disease were treated with savolitinib.

Phase Ib/II study of savolitinib monotherapy in MET amplified gastric cancer in China (Status: completed; NCT01985555)

Preliminary results of the China study were presented at the 2017 Chinese Society of Clinical Oncology for the efficacy evaluable MET gene amplified patients. Based on confirmed and unconfirmed partial responses, the ORR was 43% (3/7) and disease control rate was 86% (6/7), with ORR of 14% (3/22) and disease control rate of 41% (9/22) among the overall efficacy evaluable aberrant MET set of patients with MET amplification (n=7) and MET overexpression (n=15). As of data cut-off, the longest duration of treatment was in excess of two years. Savolitinib monotherapy was determined to be safe and well tolerated in patients with advanced gastric cancer. CTC grade 3 or above TEAEs with greater than 5% incidence included abnormal hepatic function in 13% (4/31), gastrointestinal bleeding or decreased appetite in 10% (3/31 each), and diarrhea or gastrointestinal perforation in 6% (2/31 each). This China study concluded that savolitinib monotherapy demonstrated promising anti-tumor efficacy in gastric cancer patients with MET gene amplification, and that the potential benefit to these patients warranted further exploration, with enrollment continuing.

Viktory Phase II study of savolitinib in MET amplified gastric cancer in South Korea (Status: completed; NCT02449551)

The Viktory study is a biomarker-based, Phase II umbrella trial in gastric cancer conducted by the Samsung Medical Center in South Korea. Patients were allocated to one of 12 biomarker-driven arms, based on a master screening protocol with tissue-based molecular analyses. Patients that tested positive for MET amplification or overexpression were treated with either savolitinib monotherapy or a combination of savolitinib and Taxotere. A total of 715 gastric cancer patients were successfully sequenced and MET amplification was observed in 3.5% of these patients (25/715). Of the 10 associated clinical trials under the Viktory umbrella, the highest ORR was observed in the MET amplification arm in patients treated with savolitinib monotherapy, which reported an ORR of 50% (10/20, 95% confidence interval: 28.0-71.9) and met pre-specified 6-week progression-free survival rates. While the savolitinib and Taxotere combination was well tolerated, the Viktory study investigators decided to stop enrollment in the two combination cohorts in order to direct patients to the savolitinib monotherapy arm of the Viktory study as discussed above.

The Viktory study investigators have concluded that encouraging clinical efficacy of savolitinib in MET-amplified gastric cancer warrants further study.

In-Planning - China Phase II study with potential for registration intent in 2L+ gastric cancer with MET amplification

In mid-2021, we intend to initiate a Phase II registration-intent study in MET-amplified gastric cancer in China.  This is a two-stage, single-arm study which targets advanced gastric cancer patients who have failed at least one line of treatment.  The primary endpoint is

ORR.  Subject to the results of the first-stage of this study we will discuss with the CDE of NMPA the appropriate approach and necessary criteria for registration.

Savolitinib Exploratory Development

The table below shows a summary of the clinical study that is underway for savolitinib in other solid tumors.

Clinical Trial of Savolitinib in CRC

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	MET-driven mCRC	U.S.	II	Enrolling	NCT03592641

Phase II study of savolitinib monotherapy in mCRC (Status: enrolling; NCT03592641)

This study is sponsored by the National Cancer Institute and targets to screen up to 150 patients in order to enroll approximately 15 patients with MET amplified mCRC. The primary objective of the study is ORR. Secondary objectives include additional measures of clinical efficacy, safety and tolerability.

Partnership with AstraZeneca

In December 2011, we entered into a global licensing, co-development, and commercialization agreement for savolitinib with AstraZeneca. As noted above, given the complexity of many of the signal transduction pathways and resistance mechanisms in oncology, the industry is increasingly studying combinations of targeted therapies (tyrosine kinase inhibitors, monoclonal antibodies and immunotherapies) and chemotherapy as potentially the best approach to treating this complex and constantly mutating disease. Based on savolitinib showing early clinical benefit as a highly selective MET inhibitor in a number of cancers, in August 2016 and December 2020 we and AstraZeneca amended our global licensing, co-development, and commercialization agreement for savolitinib. We believe that AstraZeneca’s portfolio of proprietary targeted therapies is well suited to be used in combinations with savolitinib, and we are studying combinations with Tagrisso (EGFRm+, T790M+) and Imfinzi (PD-L1). These combinations of multiple global first-in-class compounds are difficult to replicate, and we believe represent a significant opportunity for us and AstraZeneca.

For more information regarding our partnership with AstraZeneca, see “—Overview of Our Collaborations—AstraZeneca.”

2.     Surufatinib VEGFR 1, 2 and 3, FGFR1 and CSF-1R Inhibitor

Surufatinib is an oral small molecule angio-immuno kinase inhibitor targeting VEGFR and FGFR, which both inhibit angiogenesis, and CSF-1R, which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells. Its unique angio-immuno kinase profile could help improve the anti-tumor activity of PD-1 antibodies.

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

Surufatinib was approved by the NMPA in December 2020 for the treatment of non-pancreatic neuroendocrine tumors and is now being marketed in China under the brand name Sulanda.

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

Surufatinib Clinical Trials

We currently have various clinical trials of surufatinib ongoing or expected to begin in the near term in patients with neuroendocrine tumors and biliary tract cancer, or BTC, and in combination with checkpoint inhibitors.

Neuroendocrine tumors

Neuroendocrine tumors begin in the specialized cells of the body’s neuroendocrine system.  Cells have traits of both hormone-producing endocrine cells and nerve cells.  Neuroendocrine tumors are found throughout the body’s organ system and have complex and fragmented epidemiology with about 40-60% of neuroendocrine tumors originating in the gastrointestinal tract and pancreas, 20-30% in the lung or bronchus, and a further 20-30% in other organs or unknown origins.

In China, there were about 67,600 newly diagnosed NET patients in 2018 and, while no China prevalence data exists, we believe that there could be over 300,000 patients living with the disease.

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

The table below shows a summary of the clinical trials that we have completed or are in planning for surufatinib in neuroendocrine cancer patients.  Our Phase Ib study in planning for the United States and Europe will also include expansion cohorts to explore surufatinib in patients with BTC and sarcoma.

Clinical Trials of Surufatinib in Neuroendocrine Tumors

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	SANET-ep: Non-pancreatic NET	China	III	Approved and launched	NCT02588170
Surufatinib monotherapy	SANET-p: Pancreatic NET	China	III	Met primary endpoint; NDA accepted (Sept 2020)	NCT02589821
Surufatinib monotherapy	NETs	U.S.	Ib	NDA rolling submission initiated; est. complete H1 2021	NCT02549937
Surufatinib monotherapy	NETs	Europe	Ib	Expect to file MAA in mid-2021	N/A

Notes:    NET = neuroendocrine tumor; BTC = biliary tract cancer; and MAA = marketing authorization applications.

SANET-ep study; Phase III study of surufatinib monotherapy in non-pancreatic neuroendocrine tumors (Status: completed and product launched in China in January 2021; NCT02588170)

In 2015, we initiated the SANET-ep study, which is a Phase III study in China in patients with grade 1 and 2 advanced non-pancreatic neuroendocrine tumors.  In this study, patients were randomized at a 2:1 ratio to receive either an oral dose of 300 mg of surufatinib or a placebo once daily on a 28-day treatment cycle.  The primary endpoint was progression-free survival, with secondary endpoints including ORR, disease control rate, time to response, duration of response, OS, safety and tolerability.

A 198-patient interim analysis was conducted on SANET-ep in mid-2019, leading the independent data monitoring committee, or IDMC, to determine that it had met the pre-defined primary endpoint of progression-free survival and should be stopped early.  The positive results of this trial were highlighted in an oral presentation at the 2019 European Society for Medical Oncology Congress, and subsequently published in The Lancet Oncology in September 2020.  Median progression-free survival per investigator assessment was 9.2 months for patients treated with surufatinib, as compared to 3.8 months for patients in the placebo group (HR 0.334; 95% CI: 0.223, 0.499; p<0.0001).  Efficacy was also supported by a blinded independent image review committee assessment.  Surufatinib was well-tolerated in this study and the safety profile is consistent with observations in prior clinical studies.  CTC grade 3 or above TEAEs in this study with greater than 5% incidence were hypertension (36%), proteinuria (19%) and anemia (5%).

SANET-ep Clearly Succeeded in Meeting Primary Endpoint of Progression-Free Survival

Notes:     P-value is obtained from the stratified one-sided log-rank test; Hazard ratio is obtained from stratified Cox model; CI = confidence interval; and HR = hazard ratio.

Source:   Xu J, Shen L, Zhou Z, et al. Surufatinib in advanced extrapancreatic neuroendocrine tumours (SANET-ep): a randomised, double-blind, placebo-controlled, phase 3 study. Lancet Oncol. 2020;21(11):1500-1512. doi:10.1016/S1470-2045(20)30496-4.

In late 2020, surufatinib was granted approval for drug registration by the NMPA for the treatment of non-pancreatic NET, followed by launch in mid-January 2021 within three weeks of approval.  We believe the benefit of surufatinib as a monotherapy to patients with non-pancreatic neuroendocrine tumors in China could be significant as compared to the minimal treatment alternatives currently available to them.

SANET-p study; Phase III study of surufatinib monotherapy in pancreatic neuroendocrine tumors (Status: met primary endpoint early; NDA accepted in September 2020; NCT02589821)

In 2016, we initiated the SANET-p study, which is a Phase III study in China in patients with low- or intermediate-grade, advanced pancreatic neuroendocrine tumors.  In this study, patients are randomized at a 2:1 ratio to receive either an oral dose of 300 mg of surufatinib or a placebo once daily on a 28-day treatment cycle.  The primary endpoint is progression-free survival, with secondary endpoints including ORR, disease control rate, time to response, duration of response, OS, safety and tolerability.

In early 2020, an interim analysis was conducted on SANET-p, leading the IDMC to recommend that the study stop early as the pre-defined primary endpoint of progression-free survival had already been met.  Median PFS was 10.9 months for patients treated with surufatinib, as compared to 3.7 months for patients in the placebo group (HR 0.491; 95% CI: 0.319-0.755; p=0.0011). ORRs were 19.2% for the efficacy evaluable patients in the surufatinib group versus 1.9% for the placebo group, with a DCR of 80.8% versus 66.0%, respectively.  Most patients in the trial had Grade 2 disease with heavy tumor burden, including liver metastasis and multiple organ involvement.  Efficacy was also supported by blinded independent image review committee assessment, with a median PFS of 13.9 months for surufatinib as compared to 4.6 months for placebo (HR 0.339; 95% CI 0.209-0.549; p<0.0001).  The safety profile of surufatinib was manageable and consistent with observations in prior studies.  Treatment was well tolerated for most patients, with discontinuation rates as a result of TEAEs of 10.6% in the surufatinib group as compared to 6.8% in the placebo group.  CTC grade 3 or above TEAEs in this study with greater than 5% incidence were hypertension (38%), proteinuria (10%) and hypertriglyceridemia (7%).

SANET-p Clearly Succeeded in Meeting Primary Endpoint of Progression-Free Survival

Notes:    P-value is obtained from the stratified one-sided log-rank test; Hazard ratio is obtained from stratified Cox model; CI = confidence interval; and HR = hazard ratio.

Source:  Xu J, Shen L, Bai C, et al. Surufatinib in advanced pancreatic neuroendocrine tumours (SANET-p): a randomised, double-blind, placebo-controlled, phase 3 study. Lancet Oncol. 2020;21(11):1489-1499. doi:10.1016/S1470-2045(20)30493-9.

Following the success of SANET-p, a second NDA was filed and accepted by the NMPA in September 2020.  We believe the benefits of surufatinib as a monotherapy to the approximately 23,400 new patients with pancreatic neuroendocrine tumors in China in 2018 could be significant as compared to the treatment alternatives currently available to them.

The positive SANET-ep and SANET-p Phase III studies now position surufatinib to potentially be approved in the full spectrum of advanced-NET disease in China.  We believe that no other approved targeted therapy can address and treat all subtypes of NETs.

Phase Ib study of surufatinib monotherapy in heavily pretreated progressive neuroendocrine tumors (Status: ongoing; NCT02549937)

We are conducting a multi-center, open-label, Phase Ib clinical study to evaluate the safety, tolerability and pharmacokinetics of surufatinib in U.S. patients, which established the U.S. recommended Phase II dose, or RP2D, to be 300 mg, the same as that in China.  At ASCO 2020, preliminary data presented from the two NET cohorts in the ongoing U.S. Phase Ib trial for surufatinib demonstrated efficacy comparable to China data in heavily pretreated patients, including Afinitor and Sutent, with pancreatic or non-pancreatic NETs.  The safety profile was also consistent with the larger pool of surufatinib safety data.  As of April 21, 2020, 16 patients with pancreatic NET were treated for a median of 7.1 months (range 2.0-17.5) and 16 patients with non-pancreatic NET were treated for a median of 4.9 months (range of 1.0-10.2).  All 32 patients have pretreated progressive NETs (median prior lines of treatment: 3; range 1-8).  Confirmed response was observed in 18.8% of pancreatic NET patients; all remaining patients had stable disease (including 1 unconfirmed response), for a DCR of 100%.  In the non-pancreatic NET cohort all patients had stable disease (including 1 unconfirmed response).

The FDA granted surufatinib orphan drug designation for the treatment of pancreatic neuroendocrine tumors in November 2019 and Fast Track Designations for our pancreatic and non-pancreatic NET development programs in April 2020.  In December 2020, we initiated the filing of a NDA to the U.S. FDA – the first portion of a rolling submission for surufatinib for the treatment of pancreatic and non-pancreatic NET.  We plan to complete the NDA submission in the first half of 2021, which would be our first NDA in the U.S.  Filing acceptance of the NDA is subject to FDA review of the complete application.  We also plan to file a MAA to the EMA in mid-2021, based on scientific advice from the EMA’s Committee for Medicinal Products for Human Use (CHMP).

US Phase Ib: Encouraging Preliminary Efficacy in Afinitor and Sutent Refractory/Intolerant Neuroendocrine Tumor Patients

surufatinib
everolimus
sunitinib
Other Tx
PR Confirmed PR (n=3)
uPR Unconfirmed PR (n=1)
Treatment ongoing (n=5)
X Rx stop – AE (n=1)
X Rx stop – PD (n=7)
X Rx stop – Other (n=3)
8 12 10 3 3
24 2 15
12 8
3 11 2 4 15 PR
2 3 10 6 2 2
5 7 12 6 2 1 3
8 4 11 3 6 uPR
8 7 8 6 3 7 9 6 6
24 18 18 14 4
3 2 24 12
1 32 6
36 12 12 18 PR
3 22 5 6 4 13 PR
12 36 12 12 3
24 12 12 24 8
22 6 48 8
-48 -36 -24 -12 0 12 24 36 48 60 72 84
Months since treatment of
everolimus (AFINITOR) or sunitinib (SUTENT)

Notes:	Data cut-off as of April 21, 2020. PR = partial response; AE = adverse event; PD = progressive disease; Rx = treatment; Tx = treatment; and n = number of patients.
Source:	Dasari, et al. Efficacy and safety of surufatinib in United States (US) patients (pts) with neuroendocrine tumors (NETs). Journal of Clinical Oncology 2020 38:15_suppl, 4610-4610.

Biliary Tract Cancer

BTC (also known as cholangiocarcinoma) is a heterogeneous group of rare malignancies arising from the biliary tract epithelia.  Gemzar, a type of chemotherapy, is the currently approved first-line therapy for BTC patients, with median survival of less than 12 months for patients with unresectable or metastatic disease at diagnosis.  As a result, this is a major unmet medical need for patients who have progressed on chemotherapy.  There is currently no standard of care for these patients.  Surufatinib may offer a new targeted treatment option in this tumor type.  The table below shows a summary of the clinical studies that we have underway for surufatinib in BTC patients.

Clinical Trial of Surufatinib in BTC

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	Chemotherapy refractory BTC	China	Ib/II	Enrollment complete	NCT02966821
Surufatinib monotherapy	Chemotherapy refractory BTC	China	IIb/III	Ongoing	NCT03873532
Surufatinib monotherapy	BTC and soft tissue sarcoma	U.S.	Ib	Ongoing	NCT02549937

Note:   Chemotherapy refractory = resistant to prior chemotherapy treatment; BTC = biliary tract cancer.

Phase Ib/II surufatinib monotherapy in chemotherapy refractory BTC – China (Status: enrollment complete; NCT02966821)

In early 2017, we began a Phase Ib/II proof-of-concept study in patients with BTC.  Preliminary efficacy led us to begin the Phase II/III study discussed below.

Phase IIb/III study of surufatinib monotherapy in second line BTC – China (Status: ongoing; NCT03873532)

In March 2019, based on preliminary Phase Ib/IIa data, we initiated a registration-intent Phase IIb/III study comparing surufatinib with capecitabine in patients with unresectable or metastatic BTC whose disease progressed on first-line chemotherapy.  The primary endpoint is OS.  Enrollment for the BTC monotherapy Phase II portion (80 patients) was completed in 2020, and we expect to conduct an interim analysis for futility in 2021 when OS data are mature.  The interim analysis will inform the Phase III study decision.

Surufatinib Combinations with Checkpoint Inhibitors

Surufatinib’s ability to inhibit angiogenesis, block the accumulation of tumor associated macrophages and promote infiltration of effector T cells into tumors, could help improve the anti-tumor activity of PD-1 antibodies.

The table below shows a summary of the clinical trials that we have underway or in planning for surufatinib in combination with checkpoint inhibitors.

Clinical Trials of Surufatinib with Checkpoint Inhibitors

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib and Tuoyi (PD-1)	Solid tumors (eight indications)	China	II	Ongoing	NCT03879057
Surufatinib and Tuoyi (PD-1)	Neuroendocrine neoplasms	China	II	Ongoing	NCT04169672
Surufatinib and Tuoyi (PD-1)	BTC	China	II	Ongoing	NCT04169672
Surufatinib and Tuoyi (PD-1)	Gastric cancer	China	II	Ongoing	NCT04169672
Surufatinib and Tuoyi (PD-1)	Small cell lung cancer	China	II	Ongoing	NCT04169672
Surufatinib and Tuoyi (PD-1)	Soft tissue sarcoma	China	II	Ongoing	NCT04169672
Surufatinib and Tuoyi (PD-1)	Endometrial cancer	China	II	Ongoing	NCT04169672
Surufatinib and Tuoyi (PD-1)	Esophageal cancer	China	II	Ongoing	NCT04169672
Surufatinib and Tuoyi (PD-1)	NSCLC	China	II	Ongoing	NCT04169672
Surufatinib and Tyvyt (PD-1)	Solid tumors	China	I	Ongoing	NCT04427774
Surufatinib and tislelizumab (PD-1)	Solid tumors	U.S. / Europe	Ib/II	In planning	NCT04579757

In late 2018, we entered into a global collaboration with Junshi to evaluate the combination of surufatinib with Tuoyi.  We have completed a Phase I dose-finding study and presented the data at the AACR Conference in April 2020.  The data showed that surufatinib plus Tuoyi were well tolerated with no unexpected safety signals observed.  At the recommend Phase 2 dose, a DCR of 100% and ORR of 63.6% were reported for 11 efficacy evaluable patients, with 2 unconfirmed partial responses.  Surufatinib plus Tuoyi showed encouraging antitumor activity in patients with advanced solid tumors.  A Phase II China study is enrolling patients in nine solid tumor indications, including NENs, BTC, gastric cancer, thyroid cancer, small cell lung cancer, soft tissue sarcoma, endometrial cancer, esophageal cancer and NSCLC.

Phase I dose finding study: Encouraging Anti-Tumor Efficacy for Surufatinib Combined with the anti-PD-1 Antibody Tuoyi in G3 NET/NEC patients

Percent change from baseline
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
PD
>160%
PD
PD
PD
PD
SD
SD
PD
SD
SD
SD
SD
SD
SD
SD
SD
SD
SD
SD
PR
PR
uPR
PR
uPR
PR
PR
PR
PR
CR
300mg
250mg
200mg
CR = Complete Response
PR = Partial Response
uPR = Unconfirmed PR
SD = Stable Disease
PD = Progressive Disease
25 EC
01 Pancreatic NEC
22 GC (GEJ)
03 PNET G3
13 Colon NEC
21 PNET G3
14 Rectum NEC
09 Gastric NET G3
24 CRC
17 CRC
08 Rectum NET G3
05 Rectum NEC
06 Rectum NEC
27 GEJ NEC
32 CRC
20 Gastric NEC
26 GC
04 MAC G2: PNET G2
12 GEJ NEC
15 NET*
11 PNET G2
28 EC
16 Gastric NEC
31 Appendix NEC
18 CRC
33 MSCC
29 NEC#
19 LAC G2
02 Gastric NEC

Notes:

RP2D = Recommended Phase 2 Dose. NET/NEN: neuroendocrine tumor/neoplasm; NEC: neuroendocrine carcinoma; CRC: colorectal carcinoma; GC: gastric adenocarcinoma; EC: esophageal squamous cell carcinoma; GEJ: gastroesophageal junction; MAC G2: mediastinal atypical carcinoid; PNET G2: Pancreas NET G2; MSCC: metastatic squamous cell carcinoma with unknown primary; NSCLC: non-small cell lung cancer; LAC: Lung atypical carcinoid; *: Left supraclavicular lymph node neuroendocrine tumor; #: Merkel cell carcinoma.

Source:

Cao Y, et al.  “A phase I trial of surufatinib plus toripalimab in patients with advanced solid tumors.” Presented at American Association for Cancer Research (AACR) Virtual Annual Meeting I on April 27, 2020.

In late 2019, we expanded our global collaboration agreement with Innovent to evaluate the safety and efficacy of Tyvyt in combination with surufatinib, and in July 2020, started a Phase I study in China to evaluate the safety and efficacy of the combination.

In addition, in May 2020, we entered into a global clinical collaboration agreement to evaluate the safety, tolerability and efficacy of combining surufatinib with BeiGene’s anti-PD-1 antibody, tislelizumab, for the treatment of various solid tumor cancers in the U.S., Europe, China and Australia.  In the first half of 2021, we plan to start an open-label, Phase Ib/II study of surufatinib in combination with tislelizumab in the U.S. and Europe, evaluating the safety, tolerability, pharmacokinetics and efficacy in patients with advanced solid tumors, including CRC, NET, small cell lung cancer, gastric cancer and soft tissue sarcoma.

Surufatinib Exploratory Development

We are conducting multiple Phase Ib expansion cohorts in the United States to explore the use of surufatinib in BTC and soft tissue sarcoma.  In China, we intend to initiate multiple exploratory studies, both as a single agent, and in combinations, to evaluate the efficacy of surufatinib.  We are also supporting dozens of investigator-initiated studies in various tumor settings.

3.    Fruquintinib VEGFR 1, 2 and 3 Inhibitor

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

We received full approval for launch of fruquintinib (under the brand name Elunate) in CRC in September 2018. In partnership with Eli Lilly, we launched fruquintinib in China in late November 2018. Elunate is indicated for the treatment of patients with mCRC that have been previously treated with fluoropyrimidine, oxaliplatin and irinotecan, including those who have previously received anti-VEGF, therapy and/or anti-EGFR therapy (Ras wild type).  We manufacture all commercial supplies of Elunate in our factory in Suzhou  and expanded our role in the commercialization of Elunate on October 1, 2020. For more information regarding the Elunate product launch, see “—Overview of Elunate Commercial Launch.”

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

Fruquintinib Clinical Trials

Colorectal Cancer

The table below shows a summary of the clinical trials we have recently completed, are underway or are in planning for fruquintinib in CRC patients. We have two additional trials in progress for fruquintinib in CRC in combination with a checkpoint inhibitor as discussed in more detail below under “— Fruquintinib Combinations with Checkpoint Inhibitors.”

Current Clinical Trials of Fruquintinib in CRC

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	FRESCO: >3L CRC; chemotherapy refractory	China	III	Approved and launched	NCT02314819
Fruquintinib monotherapy	FRESCO-2: mCRC	US/Europe/Japan	III	Ongoing	NCT04322539
Fruquintinib monotherapy	CRC, TN & HR+/Her2 and breast	US	Ib	Ongoing	NCT03251378
cancer

Notes:    CRC = colorectal cancer; >3L= third line or above; refractory = resistant to prior treatment ; TN = triple-negative; HR+ = hormone receptor-positive; and Her2 = human epidermal growth factor receptor 2.

FRESCO study; Phase III study of fruquintinib monotherapy in third-line CRC (Status: completed and product launched in November 2018; NCT02314819)

In 2014, we initiated the FRESCO study, which is a randomized, double-blind, placebo-controlled, multi-center, Phase III pivotal trial in China in patients with locally advanced or mCRC who have failed at least two prior systemic antineoplastic therapies, including fluoropyrimidine, Eloxatin and Camptosar. No drugs had been approved in third-line CRC in China with best supportive care being the general standard of care. This study followed a Phase II proof-of-concept trial in third-line CRC that met its primary endpoint of progression-free survival in 2014.

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

In June 2017, we presented the results of the FRESCO study in an oral presentation during the ASCO Annual Meeting. Results showed that FRESCO met all primary and secondary endpoints including significant improvements in OS and progression-free survival with a manageable safety profile and lower off-target toxicities compared to other targeted therapies.

The primary endpoint of median OS was 9.30 months (95% confidence interval: 8.18-10.45 months) in the fruquintinib group versus 6.57 months (95% confidence interval: 5.88-8.11 months) in the placebo group, with a hazard ratio of 0.65 (95% confidence interval: 0.51-0.83; two-sided p<0.001).

Phase III Study in China of Fruquintinib Monotherapy in Third-line Colorectal Cancer.
FRESCO Clearly Succeeded in Meeting the Primary Efficacy Endpoint of Overall Survival

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
Source:

Li J, Qin S, Xu RH, et al. Effect of Fruquintinib vs Placebo on Overall Survival in Patients With Previously Treated Metastatic Colorectal Cancer: The FRESCO Randomized Clinical Trial. JAMA. 2018;319(24):2486 2496.

doi:10.1001/jama.2018.7855.

The secondary endpoint of median progression-free survival was 3.71 months (95% confidence interval: 3.65-4.63 months) in the fruquintinib group versus 1.84 months (95% confidence interval: 1.81-1.84 months) in the placebo group, with a hazard ratio of 0.26 (95% confidence interval: 0.21-0.34; two-sided p<0.001). Significant benefits were also seen in other secondary endpoints. The disease control rate in the fruquintinib group was 62% versus 12% for placebo (p<0.001), while the ORR based on confirmed responses was 5% versus 0% for placebo (p=0.012).

FRESCO Clearly Succeeded in Meeting

Endpoint of Progression-free Survival

1.00
0.75
0.50
0.25
0.00
Probability of Progression Free Survival
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Survival time (months)
Fruquintinib + BSC
Placebo + BSC

Subjects at risk:

Fruquintinib + BSC	278	263	178	165	112	109	63	59	33	31	21	19	9	7	7	4	4	4	4	2	2	1	1	0
Placebo + BSC	138	107	21	14	5	4	3	2	2	2	2	2	0

Note:     BSC = best supportive care.

Source:  Li J, Qin S, Xu RH, et al. Effect of Fruquintinib vs Placebo on Overall Survival in Patients With Previously Treated mCRC: The FRESCO Randomized Clinical Trial. JAMA. 2018;319(24):2486 -2496. doi:10.1001/jama.2018.7855.

While it is difficult to directly evaluate and compare clinical results across separate trials, data from the FRESCO study compare favorably to the data from the CONCUR study, a Phase III study of Stivarga monotherapy in CRC conducted in Asia, and the CORRECT study, a global Phase III study of Stivarga in CRC. In particular, in the Chinese patient subgroup of the CONCUR study, Stivarga had a disease control rate of 46% versus 7% in the placebo group. Median progression-free survival was 2.0 months in the Stivarga group versus 1.7 months in the placebo group, and median OS was 8.4 months in the Stivarga group versus 6.2 months in the placebo group. In the CORRECT study, Stivarga had a disease control rate of 41% versus 15% in the placebo group. Median progression-free survival was 1.9 months in the Stivarga group versus 1.7 months for the placebo group, and median OS was 6.4 months in the Stivarga group versus 5.0 in the placebo group.

In terms of safety, results showed that fruquintinib had a manageable safety profile with lower off-target toxicities compared to other VEGFR tyrosine kinase inhibitors. Of particular interest was that the CTC grade 3 or above hepatotoxicity was similar for the fruquintinib group as compared to the placebo group, which is in contrast to Stivarga which was markedly higher and often difficult to manage in the Chinese patient population in the CONCUR study. Adverse events led to dose interruptions in 69% of patients in the Chinese patient subgroup of the CONCUR study, compared to 35% in the FRESCO study. The most frequently reported fruquintinib-related CTC grade 3 or above TEAEs included hypertension (21%), hand-foot skin reaction (11%), proteinuria (3%) and diarrhea (3%), all possibly associated with VEGFR inhibition. No other CTC grade 3 or above TEAEs exceeded 2% in the fruquintinib population, including hepatic function adverse events such as elevations in bilirubin (1%), alanine aminotransferase (<1%) or aspartate aminotransferase (<1%).

In terms of tolerability, dose interruptions or reductions occurred in only 35% and 24% of patients in the fruquintinib arm, respectively, and only 15% of patients discontinued treatment of fruquintinib due to adverse events versus 6% for placebo. The FRESCO study was published in the Journal of the American Medical Association in June 2018.

Subgroup analysis

In June 2018, a further subgroup analysis of data from the FRESCO Phase III study was presented during the ASCO Annual Meeting. This analysis explored possible effects of prior target therapy on the efficacy and safety of fruquintinib by analyzing the subgroups of patients with prior target therapy and those without prior target therapy.

Results showed that the benefits of fruquintinib were generally consistent across all subgroups. Among a total of 278 fruquintinib-treated patients, 111 had received prior target therapy while 55 of the 138 placebo-treated patients had received prior target therapy. In the prior target therapy subgroup, fruquintinib significantly prolonged overall survival and progression-free survival. Median OS was 7.69 months for patients treated with fruquintinib versus 5.98 months for placebo (hazard ratio = 0.63; p = 0.012). Median progression-free survival was 3.65 months for patients treated with fruquintinib versus 1.84 months for placebo (hazard ratio = 0.24; p < 0.001).

OS Subgroup Analysis by Prior Treatment.

Fruquintinib Demonstrated Consistent Results Across Sub-Groups

Notes:    CI = confidence interval; and p-value = probability value.

Source:  Xu RH, Li J, Bai YX, et al. Subgroup analysis by prior anti-VEGF or anti-EGFR target therapy in FRESCO, a randomized, double-blind, phase 3 trial comparing fruquintinib versus placebo plus best supportive care in Chinese patients with mCRC. Journal of Clinical Oncology. 2018;36:15_suppl, 3537-3537. doi:10.1200/JCO.2018.36.15_suppl.3537.

Among these 278 patients, the results showed that a subgroup of 84 patients who had received prior anti-VEGF treatment also benefited from fruquintinib. In this subgroup, the median OS was 7.20 months for fruquintinib versus 5.91 months for placebo (hazard ratio = 0.68; p=0.066) and the median progression-free survival was 3.48 months for fruquintinib versus 1.84 months for placebo (hazard ratio = 0.24; p < 0.001).

In the subgroup of 250 patients without prior target therapy, the median OS was 10.35 months for 167 patients treated with fruquintinib versus 6.93 months for 83 patients treated with placebo (hazard ratio = 0.63; p = 0.003), and the median progression-free survival for patients treated with fruquintinib was 3.81 months versus 1.84 months for placebo (hazard ratio = 0.28; p < 0.001).

Progression-free Survival by Prior Therapy.

Fruquintinib Demonstrated Consistent Results Across Sub-Groups

Notes:    CI = confidence interval; and p-value = probability value.

Source:  Xu RH, Li J, Bai YX, et al. Subgroup analysis by prior anti-VEGF or anti-EGFR target therapy in FRESCO, a randomized, double-blind, phase 3 trial comparing fruquintinib versus placebo plus best supportive care in Chinese patients with mCRC. Journal of Clinical Oncology. 2018;36:15_suppl, 3537-3537. doi:10.1200/JCO.2018.36.15_suppl.3537.

Additional data showed that there were no observed cumulative CTC grade 3 or above TEAEs in the subgroup of patients with prior target therapy. The CTC grade 3 or above TEAEs rates of fruquintinib were similar in the subgroups with prior target therapy (61.3%) and without prior target therapy (61.1%). This subgroup analysis is consistent with the previously reported results from the FRESCO study’s intent-to-treat population.

The results of this analysis showed that fruquintinib had clinically meaningful benefits in third-line mCRC patients regardless of prior target therapy without observed cumulative toxicity.

Quality-adjusted survival analysis

At the 2018 ASCO Annual Meeting, an analysis was presented that aimed to compare the quality-adjusted survival between the two arms of the FRESCO study using quality-adjusted time without symptoms or toxicity, or Q-TWiST, methodology and to investigate the Q-TWiST benefit of fruquintinib treatment among subgroups. Q-TWiST is a tool to evaluate relative clinical benefit-risk from a patient’s perspective and has been widely used in oncology treatment assessment. The survival time for each patient was divided into three portions: time with CTC grade 3 or above toxicity before progression, time without symptoms or CTC grade 3 or above toxicity, and time from progression or relapse until death or end of follow-up.

Patients treated with fruquintinib had longer Q-TWiST periods compared to patients treated with placebo. Q-TWiST benefits were observed regardless of prior lines of chemotherapy and prior anti-VEGF or anti-EGFR targeted therapy. The relative improvement of Q-TWiST with fruquintinib represents a clinically important quality-of-life benefit for mCRC patients.

Supported by data from the successful FRESCO study, we submitted an NDA for fruquintinib in June 2017. Fruquintinib was subsequently awarded priority review status by the NMPA in view of its clinical value in September 2017, and in September 2018, the NMPA approved fruquintinib for the treatment of patients with advanced CRC and was launched in November 2018. For more information regarding the Elunate product launch, see “—Overview of Elunate Commercial Launch.”

Phase Ib study of fruquintinib monotherapy in metastatic colorectal and breast cancers - U.S. (Status: enrolling; NCT03251378)

We are conducting a multi-center, open-label, Phase Ib clinical study to evaluate the safety, tolerability and pharmacokinetics of fruquintinib in U.S. patients, which established the U.S. RP2D to be 5 mg, the same as that in China.  This dose is being further evaluated in patients with mCRC and breast cancers.

Encouraging preliminary results of the U.S. Phase I/Ib study were presented at ESMO Congress 2020.  As of the data cut-off in August 2020, fruquintinib was generally well-tolerated with preliminary evidence of anti-tumor activity in patients with heavily penetrated refractory mCRC. Among 34 total patients, 16 received prior Lonsurf treatment, 8 received Stivarga treatment and 10 received both Lonsurf and Stivarga treatments.  The median duration of fruquintinib treatment was 19.1 weeks, higher than 12.0 weeks of Lonsurf and 9.2 weeks of Stivarga.  DCR in 31 evaluable patients was 80.6%.  The safety profile was consistent with that seen in the FRESCO study.

US Phase Ib: Encouraging Preliminary Efficacy in STIVARGA and LONSURF Refractory/Intolerant Metastatic Colorectal Cancer Patients

Notes:	Data cut-off as of August 20, 2020. d/c = treatment discontinued; PI = primary inefficacy; N = number of patients; and Tx = treatment.

Source:	Dasari, et al. Phase 1/1b Trial of Fruquintinib in Patients with Advanced Solid Tumors: Preliminary Results of the Dose Expansion Cohort in Refractory mCRC. ESMO 2020 Abstract #2217.

Phase III study of fruquintinib monotherapy in mCRC – Global (Status: enrolling; NCT04322539)

We initiated a global Phase III registration study, known as the FRESCO-2 study, in refractory metastatic CRC which is expected to enroll over 680 patients from approximately 150 sites in 14 countries.  The first patient was dosed in September 2020 in the U.S. and enrollment is targeted to complete in late 2021.

The U.S. FDA, EMA and Japanese Pharmaceuticals and Medical Devices Agency (PMDA) have all acknowledged the totality of the fruquintinib clinical data, including the FRESCO-2 study (if positive), the prior positive Phase III FRESCO study demonstrating improvement in OS that led to fruquintinib approval for metastatic CRC in China in 2018, and additional completed and ongoing supporting studies in metastatic CRC, could potentially support an NDA for the treatment of patients with metastatic CRC in the third-line setting.

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

Clinical Trials of Fruquintinib in Gastric Cancer

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib and Taxol	FRUTIGA: 2L gastric cancer	China	III	Ongoing; Completed second interim analysis	NCT03223376

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

The primary efficacy endpoint is OS. Secondary efficacy endpoints include progression-free survival, ORR, disease control rate, duration of response and quality-of-life score (EORTC QLQ-C30, version 3.0). Biomarkers related to the antitumor activity of fruquintinib will also be explored.

In June 2020, the IDMC of the FRUTIGA study completed a second planned interim data review and, based on the preset criteria, the IDMC and Joint Steering Committees recommended that the trial continue with a sample size increase to ~700 patients. We expect to complete enrollment of FRUTIGA around the end of 2021.

Fruquintinib Combinations with Checkpoint Inhibitors

The table below shows a summary of the clinical trials we have ongoing and in planning for fruquintinib in combination with checkpoint inhibitors.

Clinical Trials of Fruquintinib with Checkpoint Inhibitors

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib and Tyvyt (PD-1)	CRC	China	I/II	Ongoing	NCT04179084
Fruquintinib and Tyvyt (PD-1)	Hepatocellular carcinoma	China	Ib/II	Ongoing	NCT03903705
Fruquintinib and Tyvyt (PD-1)	Endometrial cancer	China	Ib/II	Ongoing	NCT03903705
Fruquintinib and Tyvyt (PD-1)	Renal cell carcinoma	China	Ib/II	Ongoing	NCT03903705
Fruquintinib and Tyvyt (PD-1)	Gastrointestinal tumor	China	Ib/II	Ongoing	NCT03903705
Fruquintinib and tislelizumab (PD-1)	Triple negative breast cancer	U.S.	Ib/II	In planning	NCT04577963
Fruquintinib and tislelizumab (PD-1)	Solid tumors	TBD	Ib/II	In planning	NCT04716634
Fruquintinib and genolimzumab (PD-1)	CRC	China	Ib	Ongoing	NCT03977090
Fruquintinib and genolimzumab (PD-1)	NSCLC	China	Ib	Ongoing	NCT03976856

Note:    CRC = colorectal cancer; NSCLC = non-small cell lung cancer; and TBD = to be determined.

In November 2018, we entered into two collaboration agreements to evaluate the safety, tolerability and efficacy of fruquintinib in combination with checkpoint inhibitors.  These include a global collaboration with Innovent to evaluate the combination of fruquintinib with Innovent’s Tyvyt, a PD-1 monoclonal antibody approved in China, and a collaboration in China with Genor to evaluate the fruquintinib combination with genolimzumab, a PD-1 monoclonal antibody being developed by Genor.  We are now approaching completion of the Phase I dose-finding study in China of fruquintinib in combination with Tyvyt, with the Phase I dose-expansion study already underway in five solid tumor indications.  Phase Ib studies of fruquintinib in combination with genolimzumab in second-line CRC and NSCLC are also underway.

In addition, in May 2020, we entered into a global clinical collaboration agreement to evaluate the safety, tolerability and efficacy of combining fruquintinib with BeiGene’s anti-PD-1 antibody, tislelizumab, for the treatment of various solid tumor cancers in the United States, Europe, China and Australia.  In the first half of 2021, we plan to initiate a Phase Ib/II study for fruquintinib in combination with tislelizumab in patients with advanced refractory triple negative breast cancer, to be followed by a further study in additional solid tumor types.

Fruquintinib Exploratory Development

We are conducting multiple Phase Ib expansion cohorts in the United States to explore fruquintinib in CRC and breast cancer.  In China, we are currently supporting dozens of investigator-initiated studies in various solid tumor settings.

Overview of Elunate Commercial Launch

Fruquintinib capsules, sold under the brand name Elunate, were approved for marketing in China by the NMPA in September 2018 and commercially launched in late November 2018.  Elunate is for the treatment of patients with mCRC that have been previously treated with fluoropyrimidine, oxaliplatin and irinotecan, including those who have previously received anti-VEGF therapy and/or anti-EGFR therapy (RAS wild type).

Starting on January 1, 2020, Elunate was included on China’s NRDL at a 63% discount to its initial retail price, paving the way to significantly broaden access for advanced CRC patients and rapidly build penetration in China over the coming years.

The revenues we generate from Elunate are comprised of royalty revenue, revenue from the sales of Elunate primarily to Eli Lilly which we manufacture and sell at cost and, starting in 2020, revenue from promotion and marketing services.  In 2019, we generated $10.8 million in total revenue from Elunate, of which $2.7 million was royalty revenue and $8.1 million was revenue from sales to Eli Lilly.  In 2020, we generated $20.0 million in total revenue from Elunate, of which $4.9 million was royalty revenue, $11.3 million was revenue from sales of goods primarily to Eli Lilly and $3.8 million was revenue from promotion and marketing services to Eli Lilly.

Partnership with Eli Lilly

In October 2013, we entered into a license and collaboration agreement with Eli Lilly in order to accelerate and broaden our fruquintinib development program in China.  As a result, we were able to quickly expand the clinical development of fruquintinib in three indications with major unmet medical needs in China: CRC, NSCLC and gastric cancer, as discussed above.  In December 2018, we amended our license and collaboration agreement with Eli Lilly.  This amendment gives us, among other things, all planning, execution and decision making responsibilities for life cycle indication development of fruquintinib in China.  Support from Eli Lilly has also helped us to establish our own manufacturing (formulation) facility in Suzhou, China, which now produces clinical and commercial supplies of fruquintinib. In July 2020, we reached an agreement with Eli Lilly to take over development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities for Elunate in China starting on October 1, 2020.  Under the terms of the new agreement, we will share gross profits linked to sales target performance.  Subject to meeting pre-agreed sales targets, Eli Lilly will pay us an estimated total of 70% to 80% of Elunate sales in the form of royalties, manufacturing costs and service payments.

For more information regarding our partnership with Eli Lilly, see “—Overview of Our Collaborations—Eli Lilly.”

4.    HMPL-689 PI3Kδ Inhibitor

HMPL-689 is a novel, highly selective and potent small molecule inhibitor targeting the isoform PI3Kδ, a key component in the B-cell receptor signaling pathway. We have designed HMPL-689 with superior PI3Kδ isoform selectivity, in particular to not inhibit PI3K-ℽ (gamma), offering advantages over Zydelig to minimize the risk of serious infection caused by immune suppression. HMPL-689’s strong potency, particularly at the whole blood level, also allows for reduced daily doses to minimize compound related toxicity, such as the high level of gastrointestinal and liver toxicity observed with several first-generation PI3Kδ inhibitors.  HMPL-689’s pharmacokinetic properties have been found to be favorable with good oral absorption, moderate tissue distribution and low clearance in pre-clinical pharmacokinetic studies. We also expect that HMPL-689 will have low risk of drug accumulation and drug-to-drug interaction.

Mechanism of Action

Targeting the B-cell signaling pathway is emerging as a potential means to treat both hematological cancer and immunological diseases. Inhibiting different kinases found along the B-cell signaling pathway has proven to have clinical efficacy in hematological cancers, with breakthrough therapies having been recently approved by the FDA.

The high efficacy and successful approvals of Bruton’s tyrosine kinase, or BTK, inhibitors and PI3Kδ inhibitors are evidence that modulation of the B-cell signaling pathway is critical for the effective treatment of B-cell malignancies.

Class I phosphatidylinositide-3-kinases, or PI3Ks, are lipid kinases that, through a series of intermediate processes, control the activation of several important signaling proteins including the serine/threonine kinase AKT.

There are multiple sub-families of PI3K kinases, and PI3Kδ is a lipid kinase that, through a series of intermediate processes, controls the activation of several important signaling proteins, including the serine/threonine protein kinase B, or AKT.  In most cells, AKT is a key PI3Kδ affector that regulates cell proliferation, carbohydrate metabolism, cell motility and apoptosis and other cellular processes.  Upon an antigen binding to B-cell receptors, PI3Kδ can be activated through the Lyn and Syk signaling cascade.

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

Source:  Company.

HMPL-689 Clinical Development

The table below shows a summary of the clinical studies for HMPL-689.

Clinical Trials of HMPL-689

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	China	Ib	Ongoing	NCT03128164
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	China	II registration-intent	In planning	N/A
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	U.S. / Europe	I/Ib	Ongoing	NCT03786926
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	U.S. / Europe	II registration-intent	In planning	N/A

Phase Ib study of HMPL-689 in patients with Indolent non-Hodgkin’s lymphoma (Status: enrolling; NCT03128164)

Our Phase I/Ib study of HMPL-689 in China has successfully established a Phase II dose and has now expanded into multiple sub-categories of indolent non-Hodgkin’s lymphoma.

In December 2020, we presented preliminary results from a Phase I dose escalation study of HMPL-689 in Chinese patients with relapsed/refractory lymphoma at the American Society of Hematology (ASH) Annual Meeting.  A total of 56 patients were enrolled resulting in an ORR of 51.9% (27/52) and complete response rate of 21.2% (11/52) in efficacy evaluable patients.  The median time to response and duration of response were 1.8 months (1.8-1.9) and 9.2 months (3.9-NR), respectively.  One patient with follicular lymphoma who achieved complete response (per post hoc independent radiologic review) was on treatment for over 19 months.  In the nine efficacy evaluable patients treated with the RP2D of 30mg QD orally, efficacy was encouraging with an ORR of 100% (4/4) in follicular lymphoma, 100% in marginal zone lymphoma (2/2) and 67% (2/3) in diffuse large B cell lymphoma.

Phase 1 dose escalation Study : Promising HMPL-689 single-agent clinical activity in relapsed/refractory B-cell lymphoma patients

Notes:

CLL = chronic lymphocytic leukemia; SLL = small lymphocytic lymphoma; DLBCL = diffuse large B cell lymphoma; FL = follicular lymphoma; HL = Hodgkin’s lymphoma; MCL = mantle cell lymphoma; MZL = marginal zone lymphoma; BID = twice daily; QD = once daily; PR = partial response; n = number of patients; PFS = progression free survival; and NA = not available.

Source:

Cao JN, et al. “Results from a Phase 1 Dose Escalation Study of HMPL-689, a Selective Oral Phosphoinositide 3-Kinase-Delta Inhibitor, in Chinese Patients with relapsed/refractory (R/R) Lymphoma” Presented at the 62nd American Society of Hematology (ASH) Annual Meeting and Exposition on December 5, 2020. Abstract #1135.

HMPL-689 was well tolerated at the RP2D exhibiting dose-proportional pharmacokinetics and a manageable toxicity profile.  Grade 3 or more non-hematologic TEAEs occurring in more than two patients were pneumonia, rash, hypertension, and increased lipase.  Grade 3 or more hematologic TEAEs occurring more than two patients were neutropenia, and no Grade 5 TEAEs were reported.

The Phase Ib dose expansion study in China is ongoing in multiple sub-categories of indolent non-Hodgkin’s lymphoma.  Based on the encouraging preliminary results, we are now planning registration studies in select indolent non-Hodgkin’s lymphoma in China, which are anticipated to start in mid-2021.

Phase I/Ib study of HMPL-689 in patients with Indolent non-Hodgkin’s lymphoma (Status: enrolling; NCT03786926)

In September 2019, we initiated an international Phase I/Ib study of HMPL-689 in patients with relapsed or refractory lymphoma. The international clinical study, with 17 sites in the United States and Europe, is a multi-center, open-label, two-stage study, including dose escalation and expansion, investigating the effects of HMPL-689 administered orally to patients with relapsed or refractory lymphoma. The primary outcome measures are safety and tolerability. Secondary outcomes include pharmacokinetic measurements and preliminary efficacy such as ORR. Dose escalation is near complete and we expect to be able to engage with regulatory authorities in mid-2021 to discuss potential registration pathways with a target to initiate registration studies later in 2021.

5.    HMPL-523 Syk Inhibitor

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

However, many pharmaceutical and biotechnology companies had experienced difficulties in developing a safe and efficacious Syk-targeted drug.  For example, the development of the Syk inhibitor Tavalisse for rheumatoid arthritis was one such failed program, although clear efficacy was observed in Phase II and Phase III trials.  The main problem was off-target toxicities associated with poor kinase selectivity, such as hypertension and severe diarrhea.  Therefore, we believe that kinase selectivity is critical to a successful Syk inhibitor.  In addition, Tavalisse was designed as a prodrug in order to improve solubility and oral absorption.  A prodrug is medication administered in a pharmacologically inactive form which is converted to an active form once absorbed into circulation.  The rate of the metabolism required to release the active form can vary from patient to patient, resulting in large variation in active drug exposures that can impact efficacy.  In addition to convenient oral dosing, we believe HMPL-523 offers important advantages over intravenous monoclonal antibody immune modulators in rheumatoid arthritis in that small molecule compounds generally clear the system faster, thereby reducing the risk of infections from sustained suppression of the immune system.

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

Syk is upstream of both BTK and PI3Kδ, and we believe it could deliver the same outcome as inhibitors of BTK and PI3Kδ, assuming no unintentional toxicities are derived from Syk inhibition.  Entospletinib, a Syk inhibitor developed by Gilead (now under the ownership of Kronos Bio), reported promising Phase II study results in late 2015 with a nodal response rate of 65% observed in chronic lymphocytic leukemia and small lymphocytic lymphoma.  Nodal response is defined as a greater than 50% decrease from baseline in the sum of lymph node diameters.  Gilead has also reported that entospletinib demonstrated a nodal response rate of 44% in an exploratory clinical study in chronic lymphocytic leukemia patients previously treated with Imbruvica and Zydelig, thereby indicating that Syk inhibition has the potential to overcome resistance to Imbruvica and Zydelig.

HMPL-523 Research Background

The threshold of safety for a Syk inhibitor in chronic disease is extremely high, with no room for material toxicity.  The failure of Tavalisse in a global Phase III registration study in rheumatoid arthritis provided important insights for us in the area of toxicity.  While Tavalisse clearly showed patient benefit in rheumatoid arthritis, a critical proof-of-concept for Syk modulation, it also caused high levels of hypertension which is widely believed to be due to the high levels of off-target kinase insert domain receptor inhibition.  In addition, Tavalisse has also been shown to strongly inhibit the Ret kinase, and in pre-clinical trials it was demonstrated that inhibition of the Ret kinase was associated with developmental and reproductive toxicities.

The requirement for Syk kinase activity in inflammatory responses was first evaluated with Tavalisse, which was co-developed by AstraZeneca/Rigel Pharmaceuticals, Inc.  In 2013, AstraZeneca announced results from pivotal Phase III clinical trials that Tavalisse statistically significantly improved ACR20 (a 20% improvement from baseline based on the study criteria) response rates of patients inadequately responding to conventional disease-modifying anti-rheumatic drugs and a single anti-TNFα (a key pro-inflammatory cytokine involved in rheumatoid arthritis pathogenesis) antagonist at 24 weeks, but failed to demonstrate statistical significance in comparison to placebo at 24 weeks.  As a result, AstraZeneca decided not to proceed.

Tavalisse was also in trials for B-cell lymphoma and T-cell lymphoma.  It demonstrated some clinical efficacy in diffused large B-cell lymphoma patients with an ORR of 22%.  Entospletinib has features of high potency and good selectivity toward kinases.  However, while the Phase II study discussed above showed that it had significant efficacy in patients with chronic lymphocytic leukemia and small lymphocytic lymphoma, its poor solubility and permeability into intestinal epithelial cells resulted in unsatisfactory oral absorption and a great variation of individual drug exposure.  In addition, entospletinib shows some inhibition of the CYP3A4, CYP2D6, and CYP1A2 enzymes involved in the metabolism of certain drugs, and therefore their inhibition could increase the risk of drug-to-drug interaction when used in combined therapy.

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

Current Clinical Trials of HMPL-523

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL‑523 monotherapy	Immune thrombocytopenia purpura	China	I/Ib	Ongoing	NCT03951623
HMPL‑523 monotherapy	Indolent non-Hodgkin’s lymphoma	Australia	Ib	Active, not recruiting	NCT02503033
HMPL‑523 monotherapy	Indolent non-Hodgkin’s lymphoma	US/EU	I/Ib	Ongoing	NCT03779113
HMPL‑523 monotherapy	Multiple sub-types of B-cell malignancies	China	I/Ib	Enrollment completed	NCT02857998

Phase I/Ib study of HMPL-523 in patients with immune thrombocytopenia (Status: ongoing)

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

The study is a randomized, double-blinded, placebo-controlled Phase Ib clinical trial investigating the safety, tolerability, pharmacokinetics and preliminary efficacy of HMPL-523 in adult patients with immune thrombocytopenia purpura.  The primary endpoint is the number of patients with any adverse event.  The secondary endpoints are maximum plasma concentration, area under the concentration-time curve in a selected time interval, and rate of clinical remission at week eighty.  The trial is comprised of a dose escalation stage and a dose expansion stage.  Approximately 50 to 60 patients are expected to be enrolled.  Dose escalation is near complete with planning and preparation for a Phase III trial in China now underway.

Phase Ib studies of HMPL-523 in indolent non-Hodgkin’s lymphoma and multiple subtypes of B-cell malignancies (Status: enrolling; NCT02503033/NCT02857998)

In early 2016, we initiated a Phase I dose escalation study of HMPL-523 in Australia and have completed seven dose cohorts.  A Phase I study in China began in early 2017 and has now completed five dose cohorts.  In both Australia and China, we have established both efficacious once daily and twice daily dose regimens.  Our Phase I/Ib dose escalation and expansion studies in Australia and China have now enrolled over 200 patients in a broad range of hematological cancers and have identified indications of interest for future development.

Phase I/Ib study of HMPL-523 in indolent non-Hodgkin’s lymphoma (Status: enrolling; NCT03779113)

Based on extensive proof-of-concept clinical data in China and Australia, we have now initiated a Phase I/Ib study in the United States and Europe.  Patient enrollment is underway in 11 sites, multiple dose cohorts have been completed already and we are close to establishing our Phase II dose.

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

Common FGFR Alterations in Certain Tumor Types

	Gene amplification	Gene translocation	Gene mutation
FGFR1	Lung squamous (7-15%)	Lung squamous (n/a)	Gastric (4%) Pilocytic
	H&N squamous (10-17%)	Glioblastoma (n/a)	astrocytoma (5-8%)
	Esophageal squamous (9%)	Myeloproliferative
	Breast (10-15%)	syndrome (n/a) Breast (n/a)

FGFR2	Gastric (5-10%)	Intra-hepatic biliary tract	Endometrial (12-14%)
	Breast (5-10%)	cancer (14%) Breast (n/a)	Lung squamous (5%)

FGFR3	Bladder (3%)	Bladder (3-6%)	Bladder (60-80% NMIBC;
	Salivary adenoid cystic (n/a)	Lung squamous (3%)	15-20% MIBC) Cervical (5%)
	Breast (1%)	Glioblastoma (3-7%)
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

Currently, FGFR monoclonal antibodies, FGF ligand traps and small molecule FGFR tyrosine kinase inhibitors are being evaluated in clinical trials and by regulatory authorities for marketing authorization.  These recently approved and late stage molecules provided substantial proof-of-concept with regard to anti-tumor efficacy and pharmacodynamic markers of effective FGFR pathway inhibition.  In April 2019, Johnson & Johnson received FDA approval for Balversa in the United States for the treatment of bladder cancer in patients who have susceptible FGFR3 or FGFR2 genetic alterations and experienced disease progression during or after at least one line of chemotherapy.  Further studies are either in progress or planning.  In April 2020, Incyte received marketing authorization in the United States and in February 2021, the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) recommended conditional approval for pemigatinib for the treatment of cholangiocarcinoma, with further studies in progress for additional solid tumor indications.  Late stage studies are underway for futibatinib (Taiho, a subsidiary of Otuska), derazantinib (Basilea), and BGJ-398 (QED Therapeutics).

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

HMPL-453 Clinical Development

The table below shows a summary of the clinical trials that we have recently completed and underway for HMPL-453.

Clinical Trials of HMPL-453

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-453 monotherapy	Solid tumors	China	I	Enrollment completed	NCT03160833
HMPL-453 monotherapy	Cholangiocarcinoma (IHCC)	China	II	Ongoing	NCT04353375

Phase I HMPL-453 monotherapy in solid tumors–China (Status: enrollment complete; NCT03160833)

In June 2017, we initiated a Phase I clinical trial of HMPL-453 in China. This Phase I study is a multi-center, single-arm, open-label, two-stage study to evaluate safety, tolerability, pharmacokinetics and preliminary efficacy of HMPL-453 monotherapy in patients with solid tumors harboring FGFR genetic alterations. The dose-escalation stage is currently enrolling patients to further evaluate safety, tolerability and pharmacokinetics as well as preliminary anti-tumor efficacy at the RP2D. This stage will enroll primarily cancer patients harboring FGFR dysregulated tumors, including those with advanced bladder cancer, advanced cholangiocarcinoma and other solid tumors. For this second stage, the primary endpoint is ORR, with secondary endpoints including duration of response, disease control rate, progression-free survival, OS and safety.

Phase II HMPL-453 monotherapy in advanced intrahepatic cholangiocarcinoma–China (Status: ongoing; NCT04353375)

In September 2020, we initiated a Phase II, single-arm, multi-center, open-label study, evaluating the efficacy, safety and pharmacokinetics of HMPL-453 in patients with advanced intrahepatic cholangiocarcinoma with FGFR2 fusion that had failed at least one line of systemic therapy.  IHCC is a cancer that develops within the bile ducts, the second most common primary hepatic malignancy after hepatocellular carcinoma.  Approximately 10-15% of IHCC patients have tumors that harbor FGFR2 fusion.

7.   HMPL-306

HMPL-306 is a novel small molecule dual-inhibitor of IDH1 and 2 enzymes.  IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among acute myeloid leukemia patients.  The table below shows a summary of the clinical trials that we have recently underway or in planning for HMPL-306.

Clinical Trials of HMPL-306

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-306 monotherapy	Hematological malignancies	China	I	Ongoing	NCT04272957
HMPL-306 monotherapy	Solid tumors &	U.S.	I	In planning	NCT04762602 /
	hematological malignancies				NCT04764474

Phase I HMPL-306 monotherapy–China (Status: ongoing; NCT04272957)

In July 2020, we initiated our Phase I development in China.  This is a multi-center study to evaluate the safety, pharmacokinetics, pharmacodynamics and efficacy of HMPL-306 in patients of relapsed or refractory hematological malignancies with an IDH1 and/or IDH2 mutation.  Multiple sites have been initiated and we anticipate to be able to establish the Phase II dose during 2021.

Phase I HMPL-306 monotherapy–U.S. (Status: ongoing; NCT04762602 / NCT04764474)

In the U.S., IND applications for solid tumors and hematologic malignancies were cleared in October 2020.  We expect to initiate Phase I development in the U.S. during the first half of 2021.

8.    HMPL-295

HMPL-295, a novel ERK inhibitor, is our 10th in-house discovered small molecule oncology drug candidate. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK pathway). This is our first of multiple candidates in discovery addressing the MAPK pathway.

RAS and RAF mutations are present in almost 50% of human cancers, predict worse clinical prognosis in a wide variety of tumor types, mediate resistance to targeted therapies, and decrease the response to the approved standards of care, namely, targeted therapy and immunotherapy. On the MAPK pathway, KRAS inhibitors are under clinical evaluation, and acquired resistance develops for RAF/MEK targeted therapies. ERK inhibition has the potential to overcome or avoid the intrinsic or acquired resistance from upstream mechanisms.

We currently retain all rights to HMPL-295 worldwide. Planning for the Phase I study in China is now underway and set to start in mid-2021.

9.    Epitinib EGFR Inhibitor

Epitinib (also known as HMPL-813) is a potent and highly selective oral EGFR inhibitor designed to optimize brain penetration.  A significant portion of patients with NSCLC go on to develop brain metastasis.  Patients with brain metastasis suffer from poor prognosis and low quality of life with limited treatment options.  EGFR inhibitors have revolutionized the treatment of NSCLC with EGFR activating mutations.  However, approved EGFR inhibitors such as Iressa and Tarceva cannot penetrate the blood-brain barrier effectively, leaving the majority of patients with brain metastasis without an effective targeted therapy.

Our strategy has been to create targeted therapies in the EGFR area that would go beyond the already approved EGFRm+ NSCLC patient population to address certain areas of unmet medical needs that represent significant market opportunities, including: (i) brain metastasis and/or primary brain tumors with EGFRm+, which we seek to address with epitinib; and (ii) tumors with EGFR gene amplification or EGFR overexpressed.

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

The table below shows a summary of the clinical trial that is underway for epitinib.

Clinical Trials of Epitinib

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Epitinib monotherapy	Glioblastoma	China	Ib/II	Enrolling	NCT03231501

Phase Ib/II epitinib monotherapy in glioblastoma (Status: enrolling; NCT03231501)

Glioblastoma is the most aggressive of the gliomas, which are tumors that arise from glial cells or their precursors within the central nervous system. Glioblastoma is classified as grade IV under the World Health Organization grading of central nervous system tumors, and is the most common brain and central nervous system malignancy, accounting for about half of such tumors according to the Cancer Genome Atlas Research Network. The standard of care for treatment is surgery, followed by radiotherapy and chemotherapy. Median survival is approximately 15 months, and the five-year OS rate is 6%. There are currently no target therapies approved for glioblastoma.

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

We have also developed a novel small molecule EGFR inhibitor, theliatinib, for which we have completed a Phase I/Ib study and are evaluating further development strategies.

Overview of Our Collaborations

Collaborations and joint ventures with corporate partners have provided us with significant funding and access to our partners’ scientific, development, regulatory and commercial capabilities. Our current oncology collaborations focus on savolitinib (collaboration with AstraZeneca) and fruquintinib (collaboration with Eli Lilly). Our collaboration partners fund a significant portion of our research and development costs for drug candidates developed in collaboration with them. In addition, we receive upfront payments upon our entry into these collaboration arrangements and upon the achievement of certain development milestones for the relevant drug candidate. We have received upfront payments, equity contributions and milestone payments totaling approximately $158.5 million mainly from our collaborations with AstraZeneca and Eli Lilly as of December 31, 2020. In return, our collaboration partners are entitled to a significant proportion of any future revenue from our drug candidates developed in collaboration with them, as well as a degree of influence over the clinical development process for such drug candidates.

AstraZeneca

In December 2011, we entered into an agreement with AstraZeneca under which we granted to AstraZeneca co-exclusive, worldwide rights to develop, and exclusive worldwide rights to manufacture and commercialize savolitinib for all diagnostic, prophylactic and therapeutic uses. In August 2016 and December 2020, we and AstraZeneca amended the terms of the agreement. We refer to this agreement, including the amendments thereto, as the AstraZeneca Agreement.

AstraZeneca paid $20.0 million upon execution of the AstraZeneca Agreement and agreed to pay royalties and additional amounts upon the achievement of development and sales milestones.  Under the original terms of the AstraZeneca Agreement, we and AstraZeneca agreed to share the development costs for savolitinib in China, with AstraZeneca being responsible for the development costs for savolitinib in the rest of the world.  With respect to global pivotal Phase III development in patients with MET-driven papillary renal cell carcinoma, we subsequently agreed to contribute up to $50 million and to share any additional costs equally with AstraZeneca.  As of December 31, 2020, we had received $24.9 million in milestone payments in addition to approximately $44.4 million in reimbursements for certain development costs.  We may potentially receive future clinical development and first sales milestones payments for clinical development and initial sales of savolitinib, plus significant further milestone payments based on sales.  AstraZeneca also reimburses us for certain development costs.  Subject to approval of savolitinib in papillary renal cell carcinoma, under the amended AstraZeneca Agreement, AstraZeneca is obligated to pay us increased tiered royalties from 14% to 18% annually on all sales made of any product outside of China, which represents a five percentage point increase over the original terms, subject to adjustment based on the amount of any contribution by AstraZeneca to the Phase III development in patients with such indication. After total aggregate additional royalties have reached five times our contribution to the Phase III development in patients with such indication, this royalty will step down over a two-year period, to an ongoing royalty rate of 10.5% to 14.5%.  AstraZeneca is also obligated to pay us a fixed royalty of 30% on all sales made of any product in China.

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

Eli Lilly

In October 2013, we entered into an agreement with Eli Lilly whereby we granted Eli Lilly an exclusive license to develop, manufacture and commercialize fruquintinib for all uses in China and Hong Kong.  In December 2018, following the commercial launch of fruquintinib in China, we and Eli Lilly amended the terms of the agreement and further amended the terms of the agreement in July 2020.  We refer to this agreement, including the amendments thereto, as the Eli Lilly Agreement.

Eli Lilly paid a $6.5 million upfront fee following the 2013 execution of the Eli Lilly Agreement, and agreed to pay royalties and additional amounts upon the achievement of development and regulatory approval milestones.  As of December 31, 2020, Eli Lilly had paid us $37.2 million in milestone payments in addition to approximately $53.2 million in reimbursements for certain development costs.

We could potentially receive future milestone payments for the achievement of development and regulatory approval milestones in China.  Additionally, Eli Lilly is obligated to pay us tiered royalties from 15% to 20% annually on sales made of fruquintinib in China and Hong Kong, the rate to be determined based upon the dollar amount of sales made for all products in that year.  Under the terms of our 2018 amendment, upon the first commercial launch of fruquintinib in China in a new life cycle indication, these tiered royalties increased to 15% to 29%. Under the terms of our 2020 amendment, we and Eli Lilly share gross profits linked to sales target performance.  Subject to meeting pre-agreed sales targets, Eli Lilly will pay us an estimated total of 70% to 80% of Elunate sales in the form of royalties, manufacturing costs and service payments.

Development, collaboration and manufacture of products under this agreement are overseen by a joint steering committee comprised of equal numbers of representatives from each party.  Under the terms of our 2018 amendment, we assumed responsibility for all development activities and costs for fruquintinib in China in new life cycle indications, and we have the liberty to collaborate with third-parties to explore combination therapies of fruquintinib with various immunotherapy agents. Under the terms of our 2020 amendment, we took over development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities for Elunate in China.

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

BeiGene

In May 2020, we entered into a clinical collaboration agreement with BeiGene to evaluate the safety, tolerability and efficacy of combining surufatinib and fruquintinib with BeiGene’s anti-PD-1 antibody tislelizumab, for the treatment of various solid tumor cancers, in the U.S., Europe, China and Australia. Under the terms of the agreement, we and BeiGene each plan to explore development of the combination of surufatinib with tislelizumab or fruquintinib with tislelizumab in different indications and regions. We have agreed to provide mutual drug supply and other support.

Inmagene

In January 2021, we and Inmagene entered into a strategic partnership to further develop four novel preclinical drug candidates discovered by us for the potential treatment of multiple immunological diseases. Funded by Inmagene, the companies will work together to move the drug candidates towards IND submission. If successful, Inmagene will then move the drug candidates through global clinical development.

Under the terms of the agreement, we have granted Inmagene exclusive options to four drug candidates solely for the treatment of immunological diseases. If Inmagene exercises the option, it will have the right to further develop, manufacture and commercialize that specific drug candidate worldwide, while we retain first right to co-commercialization in mainland China. For each of the drug candidates, Chi-Med will be entitled to development milestones of up to $95 million and up to $135 million in commercial milestones, as well as up to double-digit royalties upon commercialization.

Other Collaborations

In October and November 2018, we entered into multiple collaborations to evaluate combinations of fruquintinib and surufatinib.  These include a global collaboration with Innovent to evaluate the combination of fruquintinib with Tyvyt, a collaboration in China with Genor to evaluate the fruquintinib combination with genolimzumab (a PD-1 monoclonal antibody being developed by Genor) and a global collaboration with Junshi to evaluate the combination of surufatinib with Tuoyi.  In September 2019, we expanded our global collaboration agreement with Innovent to evaluate the safety and efficacy of Tyvyt in combination with surufatinib.

Other Ventures

Other Ventures is our large-scale, high-performance drug marketing and distribution platform covering about 320 cities and towns in China with approximately 4,800 manufacturing and commercial personnel as of December 31, 2020.  Built over the past 20 years, it has been focused on the sale of prescription drug products and consumer health products conducted through the following entities:

Shanghai Hutchison Pharmaceuticals

Shanghai Hutchison Pharmaceuticals, our non-consolidated joint venture, primarily engages in the manufacture and sale of prescription drug products originally contributed by our joint venture partner, as well as third-party prescription drugs with a focus on cardiovascular medicine. Shanghai Hutchison Pharmaceuticals’ proprietary products are sold under the “Shang Yao” brand, literally meaning “Shanghai pharmaceuticals,” a trademark that has been used for over 40 years in the pharmaceutical retail market, primarily in Eastern China.  In early 2019, Shanghai Hutchison Pharmaceuticals was awarded the 2018 State Scientific and Technological Progress Award – Second Prize, which was presented by President Xi Jinping, Premier Li Keqiang and other state leaders of the PRC at the National Science and Technology Awards Ceremony.  This award was one of only two such awards given that year to studies in the botanical drug industry.

As of December 31, 2020, Shanghai Hutchison Pharmaceuticals had a commercial team of about 2,200 medical sales representatives allowing for the promotion and scientific detailing of our products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China.  Shanghai Hutchison Pharmaceuticals holds 74 drug product manufacturing licenses, of which 17 are included in the national list of drugs in China that have been determined to have met basic healthcare requirements of proper dosage form, rational price, supply guarantee and fair accessibility to the public and forms the basis for healthcare facility drug allocation and use, or National Essential Medicines List, and three are in active production.  The factory is operated by over 530 manufacturing staff.

Its key product is She Xiang Bao Xin pills, a vasodilator for the long-term treatment of coronary artery and heart disease and for rapid control and prevention of acute angina pectoris, a form of chest pain.  There are over one million deaths due to coronary artery disease per year in China.  SXBX pill is the third largest botanical prescription drug in this indication in China, with market share in 2020 of 18.3% (2019: 17.9%) nationally and 47.5% (2019: 51.0%) in Shanghai.  She Xiang Bao Xin pills’ sales represented 90.5% of all Shanghai Hutchison Pharmaceuticals sales in 2020.

She Xiang Bao Xin pills were first approved in 1983 and subsequently enjoyed 22 proprietary commercial protections under the prevailing regulatory system in China.  In 2005, Shanghai Hutchison Pharmaceuticals was able to attain “Confidential State Secret Technology” status protection, as certified by China’s Ministry of Science and Technology and State Secrecy Bureau, which extended proprietary protection in China until late 2016. The Science and Technology Commission of Shanghai Municipality has subsequently extended such protection. Shanghai Hutchison Pharmaceuticals holds an invention patent in China covering its formulation, which extends proprietary protection through 2029. SXBX pill is one of less than two dozen proprietary prescription drugs represented on China’s National Essential Medicines List, which means that all Chinese state-owned health care institutions are required to carry it.  SXBX pill is fully reimbursed in all of China.

Shanghai Hutchison Pharmaceuticals manufactures its products at its 78,000 square meter production facility located in Feng Pu district outside the center of Shanghai.

Hutchison Sinopharm

Hutchison Sinopharm is our consolidated joint venture with Sinopharm.  Based in Shanghai, Hutchison Sinopharm focuses on providing logistics services to, and distributing and marketing prescription drugs in China.  As of December 31, 2020, Hutchison Sinopharm had a dedicated team of over 120 commercial staff focused on two key areas of operation—a commercial team that markets approximately 1,000 third-party prescription drug and other products directly to over 500 public and private hospitals in the Shanghai region and through a network of over 40 distributors to cover all other provinces in China, and a second commercial team that markets our Zhi Ling Tong infant nutrition brand through a network of over 29,000 promoters in over 7,500 outlets in China.

Since early 2015, Hutchison Sinopharm had been the exclusive marketing agent for Seroquel tablets in China.  In June 2018, AstraZeneca sold and licensed its rights to Seroquel to Luye Pharma Group, Ltd., including its rights in China.  The terms of our agreement with AstraZeneca were assigned to Luye Pharma Hong Kong Ltd., or Luye HK.  In May 2019, we received a notice from Luye HK purporting to terminate our agreement.  We believe that Luye HK has no basis for termination and have commenced legal proceedings to seek for damages.

In 2019, we began building an in-house oncology commercial sales and marketing team at Hutchison Sinopharm to support the launch of certain of our innovative oncology drugs.  By December 31, 2020, this team had grown to over 360 commercial sales and marketing staff.

Hutchison Baiyunshan

Hutchison Baiyunshan, our non-consolidated joint venture, focuses primarily on the manufacture, marketing and distribution of over-the-counter pharmaceutical products. Hutchison Baiyunshan’s “Bai Yun Shan” brand is a market-leading household-name, established over 40 years ago and is known by the majority of Chinese consumers.  As of December 31, 2020, Hutchison Baiyunshan held 185 registered drug licenses in China. In addition, 30 of Hutchison Baiyunshan’s products, of which six are in active production, are represented on China’s National Essential Medicines List.  In addition to about 1,000 manufacturing staff in Guangdong and Anhui provinces, Hutchison Baiyunshan has a commercial team of about 900 sales staff that covers the national retail pharmacy channel in China.

Hutchison Baiyunshan’s key products are two generic over-the-counter therapies:

●	Banlangen granules—for the treatment of viral flu, fever, and respiratory tract infections which represented approximately 35.9% of the sales of Hutchison Baiyunshan in 2020; and
●	Fu Fang Dan Shen tablets—generic over-the-counter drugs for the treatment of chest congestion and angina pectoris to promote blood circulation and relieve pain, which represented approximately 16.5% of the sales of Hutchison Baiyunshan in 2020.

Hutchison Baiyunshan’s products are mainly manufactured in-house at facilities in Guangzhou, Guangdong province and Bozhou, Anhui province.  Third-party contract manufacturers are also used.  Hutchison Baiyunshan also operates cultivation sites through its subsidiaries for growing and sourcing the herbs used in its over-the-counter products in Guangdong, Yunnan and Heilongjiang provinces in China.  In addition, Hutchison Baiyunshan generates revenue by supplying raw materials produced by its cultivation operations to its collaboration partner, Guangzhou Pharmaceuticals.

Hutchison Baiyunshan sells its products directly to regional distributors across China who on-sell to local distributors, hospitals and clinics, pharmacies and other retailers, and employs its own sales representatives at a local level to market its products and promote over-the-counter sales to retailers.

In June 2020, Hutchison Baiyunshan entered into a land compensation agreement with the Guangzhou government for the return of its land use rights for an approximately 30,000 square meter unused plot of land in Guangzhou for cash compensation of up to approximately $100 million. As of December 31, 2020, Hutchison Baiyunshan had surrendered the land use rights certificate for deregistration, had satisfied all major obligations under the land compensation agreement and received approximately $40 million in compensation. Hutchison Baiyunshan is expected to receive approximately $60 million in 2021, of which approximately $17 million is subject to the Guangzhou government’s confirmation of the completion of the remaining administrative procedures before June 2021.  The land return had no impact on manufacturing operations, which continue to be conducted at larger sites in Guangzhou and Bozhou.

Hutchison Hain Organic

Hutchison Hain Organic is a consolidated joint venture with Hain Celestial, a Nasdaq-listed, natural and organic food and personal care products company.  Hutchison Hain Organic distributes a broad range of over 500 imported organic and natural products.  Pursuant to its joint venture agreement, Hutchison Hain Organic has rights to manufacture, market and distribute Hain Celestial’s products within nine Asian territories. We believe the key strategic product for Hutchison Hain Organic is Earth’s Best organic baby products, a leading brand in the United States. Hutchison Hain Organic’s other products are distributed to hypermarkets, specialty stores and other retail outlets in Hong Kong, China and across seven other territories in Asia mainly through third-party local distributors, including retail chains owned by affiliates of CK Hutchison.

Hutchison Healthcare

Hutchison Healthcare is our wholly owned subsidiary and is primarily engaged in the manufacture and sale of health supplements.  Hutchison Healthcare’s major product is Zhi Ling Tong DHA capsules, a health supplement made from algae DHA oil for the promotion of brain and retinal development in babies and young children, which is distributed by Hutchison Sinopharm.

The majority of Hutchison Healthcare’s products are contract manufactured at a dedicated and certified manufacturing facility operated by a third party.

Hutchison Consumer Products

Hutchison Consumer Products is our wholly owned subsidiary that is primarily engaged in the distribution of third-party consumer products in Asia.

Competition

Oncology/Immunology Competition

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

We compete in the segments of the pharmaceutical, biotechnology and other related markets that address inhibition of key biological pathways in cancer and immunological diseases.  There are other companies working to develop kinase inhibitors and monoclonal antibodies as targeted therapies for cancer and immunological diseases.  These companies include divisions of large pharmaceutical companies and biotechnology companies of various sizes.

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

Below is a summary of existing therapies and therapies currently under development that may become available in the future which may compete with each of our clinical-stage drug candidates.

Savolitinib

While there are currently no approved selective MET inhibitors on the market in China, two selective MET inhibitors are on the market in the US and Japan: Tepmetko (tepotinib) and Tabrect (capmatinib) are approved for MET exon 14 skipping NSCLC with additional programs underway focused on lung cancer. Other selective MET inhibitors in development include telisotuzumab / telisotuzumab vedotin (in Phase I/II for advanced solid tumors, including NSCLC), TPX-0022 (in early-stage clinical development for advanced solid tumors), AMG 337 (in Phase II for advanced or metastatic clear cell sarcoma harboring the EWSR1-ATF1 gene fusion), and glumetinib (in Phase I/II in China for advanced solid tumors, including MET-altered NSCLC).  Sym-015 is a bi-specific antibody that binds to non-overlapping epitopes on the extracellular domain of the Met receptor tyrosine kinase (in Phase IIa development).

Approved compounds that inhibit MET as well as other kinases include Xalkori (crizotinib) (ALK, ROS1 and MET inhibitor marketed for NSCLC) and Cabometyx (cabozantinib) (VEGFR/MET/Ret inhibitor approved for renal cell carcinoma and liver cancer as well as in development for genitourinary cancers).  Amivantamab (JNJ-61186372) (EGFR/MET bi-specific antibody) is under regulatory review for NSCLC harboring EGFR exon 20 insertion mutation and in late-stage development for EGFRm+ NSCLC.  MP0250 (VEGF-A/HGF inhibitor) is in development for multiple myeloma. Merestinib (MST1R, FLT3, AXL, MERTK, TEK, ROS1, DDR1/2, MKNK1/2 and MET inhibitor) is in development for advanced solid tumors, including NSCLC.

Surufatinib

Sutent (VEGFR inhibitor) and Afinitor (mTOR inhibitor) have been approved for the treatment of pancreatic neuroendocrine tumors.  Somatuline Depot (Lanreotide) is a growth hormone release inhibitor that has been approved for the treatment of gastroenteropancreatic neuroendocrine tumors.  Sandostatin (octreotide) is a growth hormone and insulin-like growth factor-1 inhibitor that has also been approved for neuroendocrine tumors.  Lutathera (Lu-dotatate), a somatostatin receptor targeting radiotherapy, has been approved by the FDA for the treatment of somatostatin receptor positive gastroenteropancreatic neuroendocrine tumors.  Furthermore, small molecules, monoclonal antibodies and radiotherapies are being developed for the treatment of neuroendocrine tumors.  Compounds undergoing development for neuroendocrine tumors include Inlyta (axitinib, tyrosine kinase inhibitor), and Vargatef (nintedanib, a tyrosine kinase inhibitor).  Cometriq (an additional brand name for cabozantinib) has been marketed for thyroid cancer and is being studied for neuroendocrine tumors.  In addition, Avastin is an anti-VEGF monoclonal antibody being studied for neuroendocrine tumors.

Fruquintinib

Approved VEGF inhibitors on the market for the treatment of CRC include Avastin (anti-VEGF monoclonal antibody), Cyramza (anti-VEGFR2 monoclonal antibody), Stivarga (VEGFR/TIE2 inhibitor) and Zaltrap (ziv-aflibercept) (VEGF inhibitor).  Cyramza is additionally approved for the treatment of NSCLC, gastric cancer, and a certain type of liver cancer. Avastin is approved for NSCLC and nintedanib is approved for the treatment of lung disease associated with fibrosis (under the name Ofev) as well asadeno-NSCLC in Europe (under the name Vargatef). Other VEGFR inhibitors being developed for the treatment of NSCLC include Cabometyx, Lenvima (lenvatinib), lucitanib and Caprelsa. VEGFR inhibitors being developed for the treatment of gastric cancer include dovitinib, telatinib and Stivarga.  In China, Aitan (apatinib) has been approved for the treatment of third-line gastric cancer and Focus-V (anlotinib) has been approved for the treatment of third-line NSCLC.

HMPL-523 and HMPL-689

There has been extensive research on oral small-molecule Syk inhibitors due to the major unmet medical need in inflammation and oncology. However, many Syk inhibitors have failed in the development stage due to their off-target toxicity as a result of lower kinase selectivity and possibly poor pharmacokinetic properties.  The only small molecule drug candidate targeting Syk specifically has been approved to date is Tavalisse for the treatment of chronic immune thrombocytopenia. Lanraplenib (GS-9876) is a Syk inhibitor that has been studied for autoimmune diseases, but not currently in active development.  Syk inhibitors currently in clinical studies for hematological cancers include entospletinib (AML harboring NPM1c or FLT3 mutations ), and cerdulatinib (lymphoma).

All three of the first generation PI3K inhibitors have boxed warnings in their prescribing information pertaining to safety and adverse events. Zydelig is a PI3Kδ inhibitor that has been approved for the treatment of relapsed follicular lymphoma, small lymphocytic lymphoma as a monotherapy and for the treatment of chronic lymphatic leukemia in combination with Rituxan.  Copiktra (duvelisib, PI3K-δ/γ dual inhibitor) has been approved for relapsed/refractory chronic lymphocytic leukemia/small lymphocytic lymphoma and follicular lymphoma as a monotherapy.  In February 2021, Ukoniq (umbralisib) was approved for the treatment of relapsed or refractory marginal zone lymphoma and follicular lymphoma.  Aliqopa (copanlisib, pan-PI3K inhibitor) also has been approved for relapsed follicular lymphoma as a monotherapy.  In addition, several drug candidates that inhibit PI3Kδ are in clinical development for hematological cancers, including parsaclisib, zandelisib (ME-401), ACP 319 and YY-20394.

In addition, Janus tyrosine kinase, or JAK, inhibitors such as Xeljanz (tofacitinib JAK-3 inhibitor, marketed for rheumatoid arthritis and in development for ulcerative colitis, Crohn’s disease and myelofibrosis), Jakafi (ruxolitinib, JAK-1/2 inhibitor, marketed for myelofibrosis and in development for acute myelogenous leukemia), Olumiant (baricitinib, JAK-1/2 inhibitor marketed for rheumatoid arthritis), filgotinib (JAK-1 inhibitor in development for rheumatoid arthritis, ulcerative colitis and Crohn’s disease) and upadacitinib (JAK-1 inhibitor in development for rheumatoid arthritis, Crohn’s disease, ulcerative colitis, atopic dermatitis, psoriatic arthritis and axial SpA).

HMPL-453

To date, Balversa and Pemazyre are the only approved therapies that specifically target the FGFR signaling pathway. Late stage studies are underway for futibatinib, derazantinib, and infigratinib (BGJ-398).  Several small molecule FGFR tyrosine kinase inhibitors are in clinical trials for solid tumors, including AZD4547, rogaratinib, fisogatinib (BLU-554), famitinib, Debio 1347, E7090, ICP-192, ICP-105, ASP5878, FGF401, RLY-4008 and HH185.  Additionally, a FGFR specific monoclonal antibody, bemarituzumab, is in development.

HMPL-306

Tilbsovo (ivosidenib) is an approved therapy that specifically inhibits IDH1 while Idhifa (enasidenib) is an approved therapy that specifically inhibits IDH2. To date, there are no approved therapies that inhibit both IDH1 and IDH2, which could be advantageous in deferring resistance to therapy. A pan-IDH inhibitor, vorasidenib, is currently in late stage development for glioma. IDH1 inhibitors in development include olutasidenib (FT-2102), BAY1436032, DS-1001b and LY3410738.

Epitinib

Although no EGFR tyrosine kinase inhibitors have been specifically approved for NSCLC with brain metastasis or primary brain tumor, Tagrisso has been found to have an effect on brain metastasis in advanced lung cancer.  Additional approved treatments of NSCLC with EGFR activating mutations have shown some activities in these settings, including Gilotrif (EGFR/HER2 inhibitor), Iressa and Tarceva. Further, AZD3759 is currently being studied in China for the treatment of advanced NSCLC that has metastasized to the central nervous system.

Other Ventures Competition

Our Other Ventures operations which focus on prescription drugs compete in the pharmaceutical industry in China, which is highly competitive and is characterized by a number of established, large pharmaceutical companies, as well as some smaller emerging pharmaceutical companies.  This business faces competition from other pharmaceutical companies in China engaged in the development, production, marketing or sales of prescription drugs, in particular cardiovascular drugs.

The barrier to entry for the PRC pharmaceutical industry primarily relates to regulatory requirements in connection with the production of pharmaceutical products and new product launches. The identities of the key competitors with respect to our prescription drugs business vary by product, and, in certain cases, different competitors that have greater financial resources than us may elect to focus these resources on developing, importing or in-licensing and marketing products in the PRC that are substitutes for our products and may have broader sales and marketing infrastructure with which to do so.

We believe that we compete primarily on the basis of brand recognition, pricing, sales network, promotion activities, product efficacy, safety and reliability.  We believe our continued success will depend on our business’s capability to: maintain profitability of its core product, She Xiang Bao Xin pills, obtain and maintain regulatory approvals, develop drug candidates with market potential, maintain an efficient operational model, apply technologies to production lines, attract and retain talented personnel, maintain high quality standards, and effectively market and promote the products sold by our prescription drugs business.  Key competitors for She Xiang Bao Xin pills include Tasly Holding (Compound Danshen Dropping Pill) and Shijiazhuang Yiling Pharmaceutical (Tong Xin Luo Capsule).

Our Other Ventures operations which focus on consumer health products competes in a highly fragmented market in Asia, particularly in our primary market in China.  We believe that this business competes primarily on the basis of brand recognition, pricing, sales network, promotion activities, product safety and reliability.  We believe our continued success will depend on our business’s capability to: maintain profitability of its core products, Fu Fang Dan Shen tablets and Banlangen granules, differentiate its products vis-a-vis those of competitors, successfully market and distribute in-licensed products such as Earth’s Best infant formula, maintain an efficient operational model, attract and retain talented personnel, maintain high quality standards, and effectively market and promote the products sold by our business.  In China, Fu Fang Dan Shen tablets and Banlangen granules are generic over-the-counter drugs marketed by several manufacturers.  Key competitors include Shanghai LeiYunShang Pharmaceutical, Yunnan Baiyao and Beijing Tongrentang in the Fu Fang Dan Shen market, and include Beijing Tongrentang and Guangzhou Xiangxue Pharmaceutical for the Banlangen market.

Patents and Other Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection for our Oncology/Immunology drugs and drug candidates, our Other Ventures’ products and other know-how. Our policy is to seek to protect our proprietary and intellectual property position by, among other methods, filing patent applications in various jurisdictions related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.

Patents

We and our joint ventures file patent applications directed to our Oncology/Immunology drugs and drug candidates and our Other Ventures’ products in an effort to establish intellectual property positions with regard to new small molecule compounds and/or extracts of natural herbs, their compositions as well as their medical uses in the treatment of diseases. In relation to our Oncology/Immunology operations, we also file patent applications directed to crystalline forms, formulations, processes, key intermediates, and secondary uses as clinical trials for our drug candidates evolve. We file such patent applications in major market jurisdictions, including the United States, Europe, Japan and China as well as Argentina, Australia, Brazil, Canada, Chile, India, Indonesia, Israel, Mexico, Malaysia, New Zealand, Peru, the Philippines, Singapore, South Korea, Ukraine and South Africa.

Our Oncology/Immunology Patents

As of December 31, 2020, we had 235 issued patents, including 19 Chinese patents, 22 U.S. patents and 13 European patents, 155 patent applications pending in the above major market jurisdictions, and six pending PCT patent applications relating to the drugs and drug candidates of our Oncology/Immunology operations. The intellectual property portfolios for our most advanced drug candidates are summarized below. With respect to most of the pending patent applications covering our drug candidates, prosecution has yet to commence. Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the relevant patent office is often significantly narrowed by the time when they issue, if they issue at all. We expect this to be the case for our pending patent applications referred to below.

Savolitinib—The intellectual property portfolio for savolitinib contains two patent families.

The first patent family for savolitinib is directed to novel small molecule compounds as well as methods of treating cancers with such compounds. As of December 31, 2020, we owned 48 patents in this family, including patents in China, the United States, Europe and Japan, and we had 15 patent applications pending in various other jurisdictions. Our European patent is also registered in Hong Kong. Our issued patents will expire in 2030.

The second patent family is directed to the method for the preparation of savolitinib. With respect to this family, we have PCT, Argentina and Taiwan applications pending, each of which, if issued, would have an expiration date in 2039. This patent family is co-owned by us and AstraZeneca.

Our collaboration partner AstraZeneca is responsible for maintaining and enforcing the intellectual property portfolio for savolitinib.

Surufatinib—The intellectual property portfolio for surufatinib contains five patent families.

The first patent family for surufatinib is directed to novel small molecule compounds as well as methods of treating tumor angiogenesis- related disorders with such compounds. As of December 31, 2020, in this patent family we owned one Chinese patent expiring in 2027 and 12 patents in various other jurisdictions, including the United States expiring in 2031, and Europe and Japan, each expiring in 2028. As of December 31, 2020, we also had one patent application pending in Brazil.

The second patent family is directed to the crystalline forms of surufatinib as well as methods of treating tumor angiogenesis-related disorders with such forms. As of December 31, 2020, in this patent family we owned two patents in China expiring in 2029 and 2030, respectively, and we owned 15 patents in other countries, including the United States which will expire in 2031 and Europe which will expire in 2030. As of December 31, 2020, we also had one patent application pending in Brazil.

The third patent family is directed to the formulation of a micronized active pharmaceutical ingredient used in surufatinib as well as methods of treating tumor angiogenesis-related disorders with such formulation. As of December 31, 2020, in this patent family we owned three patents in Europe, Russia and Indonesia expiring in 2036. We also had 15 patent applications pending in various jurisdictions, including China, the United States and Japan, each of which, if issued, would have an expiration date in 2036.

The fourth patent family is directed to clinical indications of surufatinib. With respect to this patent family, we have four patent applications pending in China, the United States, Hong Kong and Japan, which, if issued, will each have expiration dates in 2036.

The fifth patent family is subject to confidential review by the patent authorities. With respect to this family, we had one patent application pending in China, which, if issued, would have an expiration date in 2040.

Fruquintinib—The intellectual property portfolio for fruquintinib contains five patent families.

The first patent family for fruquintinib is directed to novel small molecule compounds as well as methods of treating tumor angiogenesis- related disorders with such compounds. As of December 31, 2020, we owned three United States patents, one Chinese patent and one Taiwanese patent in this family, each of which will expire in 2028. We also owned patents in Europe and 14 other jurisdictions expiring in 2029 and had one patent application pending in Brazil.

The second patent family is directed to crystalline forms of fruquintinib as well as methods of treating tumor angiogenesis-related disorders with such forms. As of December 31, 2020, we owned 13 patents in this family in various jurisdictions, including the United States, China, Europe and Japan, each of which will expire in 2035, and we had 13 patent applications pending in various jurisdictions, including Brazil, Peru and Chile.

The third patent family is directed to the method of preparing one of the critical intermediates used in the manufacturing process of fruquintinib. With respect to this patent family, we have one patent in China, which has an expiration date in 2034.

The fourth patent family is directed to the pharmaceutical composition of fruquintinib. With respect to this family, we have one patent application pending in China, which, if issued, would have an expiration date in 2038. We also have PCT, Argentina and Taiwan applications pending for this family, which, if issued, would have an expiration date in 2039.

The fifth patent family is subject to confidential review by the patent authorities. With respect to this family, we had one patent application pending in China, which, if issued, would have an expiration date in 2040. This patent family is co-owned by us and Genor Biopharma Co. Ltd.

HMPL-523 Syk Inhibitor—The intellectual property portfolio for HMPL-523 contains two patent families.

The first patent family is directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases, allergic diseases, cell-proliferative diseases, and immunological diseases with such compounds. As of December 31, 2020, we owned 22 patents in this family in various jurisdictions, including the United States, China and South Korea, each of which will expire in 2032. As of December 31, 2020, we also had three patent applications in this family pending in other jurisdictions.

The second patent family is directed to the salts of HMPL-523. As of December 31, 2020, in this patent family we had 22 patent applications pending in various jurisdictions, including China, the United States, Europe and Taiwan, each of which, if issued, would have an expiration date in 2038.

HMPL-689—The intellectual property portfolio for HMPL-689 contains two patent families.

The first patent family is directed to novel small molecule compounds as well as uses of such compounds. As of December 31, 2020, we owned 21 patents in this family in various jurisdictions, including China, the United States, Europe, Australia and Japan, each of which will expire in 2035. As of December 31, 2020, we also had six patent applications pending in this family in other various jurisdictions.

The second patent family is directed to crystalline forms of HMPL-689. With respect to this family, we had one patent application pending in China as of December 31, 2020, which, if issued, would have an expiration date in 2038. We also had 22 patent applications in this family pending in various jurisdictions, including China, the United States, Europe and Taiwan, each of which, if issued, would have an expiration date in 2039.

Epitinib—The intellectual property portfolio for epitinib contains two patent families.

The first patent family is directed to novel small molecule compounds as well as methods of treating cancers with such compounds. As of December 31, 2020, we owned two patents in China and Taiwan expiring in 2028, one patent in the United States expiring in 2031 and 14 patents in other jurisdictions, including Europe, each expiring in 2029.

The second patent family is directed to the salts and solvates of epitinib and crystalline forms thereof, as well as methods of treating cancers with such forms. As of December 2020, we had one patent application pending in China in this family, which, if issued, would have an expiration date in 2038.

Theliatinib—The intellectual property portfolio for theliatinib contains three patent families.

The first patent family is directed to novel small molecule compounds as well as methods of treating cancers with such compounds. As of December 31, 2020, we owned 18 patents in this family in various jurisdictions, including China and Japan, each of which will expire in 2031. As of December 31, 2020, we also had one patent application in this family pending in Brazil. Our Chinese patent was also registered in Hong Kong and Macau.

The second patent family is directed to the crystalline forms of theliatinib as well as methods of treating cancers with such forms. As of December 31, 2020, we had one patent application pending in China in this family, which, if issued, will have an expiration date in 2037.

The third patent family is directed to the salts and solvates of theliatinib and crystalline forms thereof. With respect to this family, we have one Chinese application pending, which, if issued, would have an expiration date in 2038.

HMPL-453—The intellectual property portfolio for HMPL-453 contains two patent families.

The first patent family is directed to novel small molecule compounds as well as methods of treating cancers with the compounds. As of December 31, 2020, we owned 21 patents in this family in various jurisdictions, including China, Europe, Japan and the United States, each of which will expire in 2034. As of December 31, 2020, we had four patent applications pending in other various jurisdictions.

The second patent family is subject to confidential review by the patent authorities. With respect to this family, we have PCT, Argentina and Taiwan applications pending, each of which, if issued, would have an expiration date in 2040.

HMPL-306—The intellectual property portfolio for HMPL-306 contains one patent family.

The patent family is directed to novel small molecule compounds as well as methods of treating cancers with the compounds. As of December 31, 2020, in this patent family we had 24 patent applications pending in various jurisdictions, including China, the United States, Europe and Taiwan, each of which, if issued, would have an expiration date in 2038.

Other Ventures Patents

As of December 31, 2020, our joint venture Shanghai Hutchison Pharmaceuticals had 58 issued patents and 22 pending patent applications in China, including patents for its key prescription products described below.

She Xiang Bao Xin Pills.  As of December 31, 2020, Shanghai Hutchison Pharmaceuticals held an invention patent in China directed to the formulation of the She Xiang Bao Xin pill.  Under PRC law, invention patents are granted for new technical innovations with respect to products or processes.  Invention patents in China have a maximum term of 20 years.  This patent will expire in 2029.  The “Confidential State Secret Technology” status protection on the She Xiang Bao Xin pill technology held by Shanghai Hutchison Pharmaceuticals, as certified by China’s Ministry of Science and Technology and State Secrecy Bureau, is currently active.

Danning Tablets.  As of December 31, 2020, Shanghai Hutchison Pharmaceuticals also held an invention patent in China directed to the formulation of the Danning tablet.  This patent will expire in 2027.

Many of the products sold by our joint venture Hutchison Baiyunshan, including its Banlangen granules and Fu Fang Dan Shen tablets, are generic, over-the-counter products for which Hutchison Baiyunshan does not hold patents.  As of December 31, 2020, Hutchison Baiyunshan had 80 issued patents and 26 pending patents in China, two PCT patents and one in Australia.

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

As with other pharmaceutical companies, our or our joint ventures’ ability to maintain and solidify our proprietary and intellectual property position for our drugs and drug candidates or our or their products and technologies will depend on our or our joint ventures’ success in obtaining effective patent claims and enforcing those claims if granted. However, our or our joint ventures’ pending patent applications and any patent applications that we or they may in the future file or license from third parties may not result in the issuance of patents.  We also cannot predict the breadth of claims that may be allowed or enforced in our or our joint ventures’ patents. Any issued patents that we may receive in the future may be challenged, invalidated or circumvented.  For example, we cannot be certain of the priority of filing covered by pending third-party patent applications. If third parties prepare and file patent applications in the United States, China or other markets that also claim technology or therapeutics to which we or our joint ventures have rights, we or our joint ventures may have to participate in interference proceedings, which could result in substantial costs to us, even if the eventual outcome is favorable to us, which is highly unpredictable.  In addition, because of the extensive time required for clinical development and regulatory review of a drug candidate we may develop, it is possible that, before any of our drug candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting protection such patent would afford the respective product and any competitive advantage such patent may provide.

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

Trademarks and Domain Names

We conduct our business using trademarks with various forms of the “Hutchison,” “Chi-Med”, “Hutchison China-MediTech”, “Hutchmed”, “Elunate” and “Sulanda” brands, the logo used by Hutchison MediPharma, as well as domain names incorporating some or all of these trademarks. In April 2006, we entered into a brand license agreement (as amended and restated on June 13, 2019) with Hutchison Whampoa Enterprises Limited, an indirect wholly owned subsidiary of CK Hutchison, pursuant to which we have been granted a non-exclusive, non-transferrable, royalty-free right to use the “Hutchison”, “Hutchison China-MediTech”, “Chi-Med”, “Hutchmed” trademarks, domain names and other intellectual property rights owned by the CK Hutchison group in connection with the operation of our business worldwide.  See Item 7.B. “Related Party Transactions—Relationship with CK Hutchison—Intellectual property licensed by the CK Hutchison group” for more details.  The Elunate trademark is licensed to us in China by our collaboration partner Eli Lilly.  The trademarks for the Hutchison MediPharma logo and “Sulanda” are owned by us.

In addition, our joint ventures seek trademark protection in China for their products.  As of December 31, 2020, our joint ventures Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan owned a total of 316 trademarks in the aggregate related to products sold by them.  For example, the name “Shang Yao” is a registered trademark of Shanghai Hutchison Pharmaceuticals in China for certain uses including pharmaceutical preparations.  In addition, our joint venture Hutchison Baiyunshan has been granted a royal-free license to use the registered trademark “Bai Yun Shan” for a term equal to its operational period of the joint venture by Guangzhou Baiyunshan.

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

For our Oncology/Immunology operations, the active pharmaceutical ingredient used in our drug candidates are supplied to us from third-party vendors.  Our ability to successfully develop our drug candidates, and to ultimately supply our commercial drugs in quantities sufficient to meet the market demand, depends in part on our ability to obtain the active pharmaceutical ingredients for these drugs in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing.

We generally aim to identify and qualify one or more manufacturers to provide such active pharmaceutical ingredients prior to submission of an NDA to the FDA and/or NMPA.  We contract with a single supplier to manufacture and supply us with the active pharmaceutical ingredient for fruquintinib for commercial purposes and are in the process of engaging a second supplier. We have already validated the second supplier’s cGMP production processes and submitted an application for its approval to the NMPA. We also contract with a single supplier to manufacture and supply us with the active pharmaceutical ingredient for surufatinib for commercial purposes. We manage the risk of price fluctuations and supply disruptions of active pharmaceutical ingredients by purchasing them in bulk quantities as these ingredients have a relatively long shelf life. Other than the foregoing, we do not currently have arrangements in place for a contingent or second-source supply of the active pharmaceutical ingredients for fruquintinib or surufatinib in the event any of our current suppliers of such active pharmaceutical ingredients cease their operations for any reason, which may lead to an interruption in our production.  However, to date, while we have experienced price fluctuations associated with our raw materials, we have not experienced any material disruptions in the supply of the active pharmaceutical ingredients or the other raw materials we and our joint venture partners use.  See Item 3.D. “Risk Factors—Certain of our joint venture parties principal products involve the cultivation or sourcing of key raw materials including botanical products, and any quality control or supply failure or price fluctuations could adversely affect our ability to manufacture our products and/or could materially and adversely affect our operating results.”

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

Certificates and Permits

Hutchison MediPharma (Suzhou) Limited holds a pharmaceutical manufacturing permit issued by its local regulatory authority expiring on September 13, 2025. It also holds a good manufacturing practice, or GMP, certificate issued by its local regulatory authority expiring on September 16, 2023.

Hutchison Sinopharm holds a pharmaceutical trading license issued by its local regulatory authority expiring on July 30, 2024. Hutchison Sinopharm also holds a good supply practice, or GSP, certificate issued by its local regulatory authority which expires on July 30, 2024.

Shanghai Hutchison Pharmaceuticals holds a pharmaceutical manufacturing permit from its local regulatory authorities expiring on December 31, 2025. Shanghai Hutchison Pharmaceuticals also holds three GMP certificates issued by its local regulatory authority. The three GMP certificates will expire on August 14, 2021, November 16, 2021 and December 3, 2022, respectively.

Shanghai Shangyao Hutchison Whampoa GSP Company Limited, a subsidiary of Shanghai Hutchison Pharmaceuticals, holds a pharmaceutical trading license from its local regulatory authority expiring on November 17, 2024. It also holds a GSP certificate issued by its local regulatory authority expiring on April 21, 2020.

Hutchison Baiyunshan holds a pharmaceutical manufacturing permit issued by its local regulatory authority expiring on November 26, 2025. Hutchison Baiyunshan holds a GMP certificate issued by its local regulatory authority expiring on December 11, 2023.

Hutchison Whampoa Guangzhou Baiyunshan Pharmaceuticals Limited, a subsidiary of Hutchison Baiyunshan, holds a GSP certificate issued by its local regulatory authority expiring on October 14, 2024. It also holds a pharmaceutical trading license issued by its local regulatory authority expiring on November 5, 2024.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine (Bozhou) Company Limited, a subsidiary of Hutchison Baiyunshan, holds a GMP certificate issued by its local regulatory authority expiring on January 18, 2022. It also holds a pharmaceutical manufacturing license issued by its local regulatory authority expiring on December 31, 2025.

Hutchison Whampoa Baiyunshan Lai Da Pharmaceutical (Shan Tou) Company Limited, a subsidiary of Hutchison Baiyunshan, holds a GMP certificate issued by its local regulatory authority expiring on February 28, 2021. It also holds a pharmaceutical manufacturing license issued by its local regulatory authority expiring on October 25, 2025.

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

Highlights of these healthcare reform policies and regulations include the following:

●	The overall objective of the reform is to establish a basic healthcare system to cover both urban and rural residents and provide the Chinese people with safe, effective, convenient and affordable healthcare services. The PRC government aims to extend basic medical insurance coverage to at least 90% of the country’s population by 2011 and increase the amount of subsidies on basic medical insurance for urban residents and rural cooperative medical insurance to RMB120 ($18.32) per person per year by 2010. By 2020, a basic healthcare system covering both urban and rural residents should be established.
●	The reforms aim to promote orderly market competition and improve the efficiency and quality of the healthcare system to meet the various medical needs of the Chinese population. From 2009, basic public healthcare services such as preventive healthcare, maternal and child healthcare and health education will be provided to urban and rural residents. In the meantime, the reforms also encourage innovations by pharmaceutical companies to eliminate low-quality and duplicative products.
●	The five key tasks of the reform from 2009 to 2011 are as follows: (1) to accelerate the formation of a basic medical insurance system, (2) to establish a national essential drug system, (3) to establish a basic healthcare service system, (4) to promote equal access to basic public healthcare services, and (5) to promote the reform of public hospitals.

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

Examination and Approval of New Medicines

On January 22, 2020, the NMPA promulgated the Administrative Measures on the Registration of Pharmaceutical Products, or the Registration Measures, which became effective on July 1, 2020. According to the Registration Measures, an applicant who has obtained a drug registration certificate shall be a drug marketing authorization holder. The approval process for medicines seeking marketing authorization mainly consists of the following steps:

●	upon the completion of pharmaceutical, pharmacological and toxicological research and related activities, an application for clinical trial will be submitted to the Center for Drug Evaluation of the NMPA, or the Center for Drug Evaluation, for review. The Center for Drug Evaluation will organize pharmacists, medical personnel and other professionals to review the application for clinical trial. A decision on approval or non-approval of the application for clinical trial of drugs will be made within 60 working days from acceptance of the application, and the applicant shall be notified of the examination and approval result through the website of the Center for Drug Evaluation. If the applicant is not notified within the stipulated period, the application shall be deemed approved. The applicant who is approved to conduct clinical trial shall act as the sponsor for the clinical trial;
●	if the application for clinical trial is approved, the sponsor shall, prior to conducting subsequent phases of the clinical trial, formulate a corresponding program for the clinical trial, carry out the clinical trial after the review and approval by the Ethics Committee, and submit the corresponding program for clinical trial and supporting materials on the website of the Center for Drug Evaluation. The applicant may proceed with the relevant clinical research (which is generally conducted in three phases for a new medicine under the Registration Measures) at institutions with appropriate qualification:

●	Phase I refers to the preliminary clinical trial for clinical pharmacology and body safety. It is conducted to observe the human body tolerance for new medicine and pharmacokinetics, so as to provide a basis for determining the prescription plan.
●	Phase Ib or II refers to the stage of preliminary evaluation of clinical effectiveness. The purpose is to preliminarily evaluate the clinical effectiveness and safety of the medicine used on patients with targeted indication, as well as to provide a basis for determining the Phase III clinical trial research plan and the volume under the prescription plan.
●	Phase III is a clinical trial stage to verify the clinical effectiveness. The purpose is to test and determine the clinical effectiveness and safety of the medicine used on patients with targeted indication, to evaluate the benefits and risks thereof and, eventually, to provide sufficient basis for review of the medicine registration application.
●	Phase IV refers to the stage of surveillance and research after the new medicines is launched. The purpose is to observe the clinical effectiveness and adverse effects of the medicine over a much larger patient population and longer time period than in Phase I to III clinical trials, and evaluate the benefits and risks when it is administered to general or special patient population in larger prescription volume;
●	the sponsor shall submit a safety update report during the research and development period on the website of the NMPA on a regular basis. The safety update report during the research and development period shall be submitted once a year, and within two months of every full year after the clinical drug trial is approved. The NMPA may require the sponsor to adjust the reporting period if deemed necessary;
●	after (i) completing relevant pharmaceutical, pharmacological and toxicological research, clinical drug trials, and other research supporting the marketing registration of a medicine, (ii) determining medicine quality standards, (iii) completing the verification of commercial scale manufacturing process, and (iv) making preparations for drug registration inspections, the applicant shall file the application for drug marketing authorization with the Center for Drug Evaluation;
●	the Center for Drug Evaluation will organize pharmaceutical, medical and other professionals to review accepted drug marketing authorization applications in accordance with relevant requirements;
●	upon acceptance of an application for drug registration, the Center for Drug Evaluation will conduct a preliminary examination within 40 working days from acceptance of the application; if there is a need to conduct an examination of manufacturing premises for drug registration, the Center for Drug Evaluation will notify the Centre for Food and Drug Inspection of the NMPA to organize an examination, provide the relevant materials required, and simultaneously notify the applicant as well as the provincial drug administrative authorities where the applicant or the manufacturing enterprise is located. The Centre for Food and Drug Inspection of the NMPA shall in principle complete the examination 40 working days before expiry of the review period, and give feedback to the Center for Drug Evaluation on the status and findings of the examinations;
●	if the application is approved through the comprehensive review process, the drug shall be approved for marketing and a drug registration certificate shall be issued. The drug registration certificate will state the approval number for the drug, the holder of the certificate and information of the manufacturing enterprise. A drug registration certificate for non-prescription drugs will also state the non-prescription drug category.

Any applicant who is not satisfied with the Center for Drug Evaluation’s decision to deny an application during the application of the drug registration period can appeal within 15 working days after it is notified by the Center for Drug Evaluation of such decision.  Upon termination for examination and approval of the application for drug registration, if the applicant is dissatisfied with the administrative licensing decision, the applicant may apply for administrative review or file an administrative lawsuit.

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

In addition, on July 7, 2020, the NMPA released the Priority Review and Approval Procedures for Drug Marketing Authorizations (for Trial Implementation), which further clarified that a fast track process for drug registration will be available to the following drugs with distinctive clinical value: (i) (a) drugs in urgent clinical demand and in shortage and (b) innovative drugs and modified new drugs for prevention and treatment of serious infectious diseases, rare diseases and other diseases; (ii) new varieties, dosage forms and specifications of children’s drugs that conform to children’s physiological characteristics; (iii) (a) vaccines that are in urgent need for disease prevention and control and (b) innovative vaccines; (iv) drugs that have been included in the procedures for breakthrough therapy designation; (v) drugs that are subject to conditional approval; and (vi) other drugs which the NMPA deems applicable.

It also specified that fast track status would be given to clinical trial applications for drugs with patent expiry within three years and manufacturing authorization applications for drugs with patent expiry within one year.  Concurrent applications for new drug clinical trials which are already approved in the United States or E.U. are also eligible for fast track NMPA approval.

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

Application for, and examination and approval of, drug technology transfer

Applications for drug technology transfer should be submitted to the provincial drug administration. If the transferor and the transferee are located in different provinces, the provincial drug administration where the transferor is located should provide examination opinions. The provincial drug administration where the transferee is located is responsible for examining application materials for technology transfer and organizing inspections on the production facilities of the transferee.  Medical examination institutes are responsible for testing three batches of drug samples.

The Center for Drug Evaluation should further review the application materials, provide technical evaluation opinions and form a comprehensive evaluation opinion based on the site inspection reports and the testing results of the samples. The NMPA should determine whether to approve the application according to the comprehensive evaluation opinion of the Center for Drug Evaluation.  An approval letter of supplementary application and a drug approval number will be issued to qualified applications.  An approval letter of clinical trials will be issued when necessary.  For rejected applications, a notification letter of the examination opinions will be issued with the reasons for rejection.

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

Administrative Protection for New Drugs

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

On December 26, 2016, the Medical Reform Office of the State Council, the National Health and Family Planning Commission, the NMPA and other five government authorities promulgated the “Two-Invoice System” Opinions, which became effective on the same date. On April 25, 2017, the General Office of the State Council further promulgated the Notice on Issuing the Key Working Tasks for Deepening the Reform of Medicine and Health System in 2017. According to these rules, a two-invoice system is encouraged to be gradually adopted for drug procurement. The two-invoice system generally requires a drug manufacturer to issue only one invoice to its distributor followed by the distributor issuing a second invoice directly to the end customer hospital. Only one distributor is permitted to distribute drug products between the manufacturer and the hospital. The system also encourages manufacturers to sell drug products directly to hospitals. Public medical institutions are required to adopt the two-invoice system, and its full implementation nationwide is targeted for 2018. Pharmaceutical manufacturers and distributors who fail to implement the two-invoice system may be disqualified from attending future bidding events or providing distribution for hospitals and blacklisted for drug procurement practices. These rules aim to consolidate drug distribution and reduce drug prices. The impact on our company is that Shanghai Hutchison Pharmaceuticals was required to restructure its distribution and logistics network and Hutchison Sinopharm began to shift its prior Seroquel distribution model to a fee-for-service model. For more details, please refer to Item 4.B. “Business Overview–Other Ventures.”

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

U.S. Regulation of Pharmaceutical Product Development and Approval

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, or PHSA, and their implementing regulations. The process of obtaining approvals and the subsequent compliance with appropriate federal, state and local rules and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of enforcement correspondence, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by FDA and the U.S. Department of Justice, or DOJ, or other governmental entities. Drugs are also subject to other federal, state and local statutes and regulations.

Our drug candidates must be approved by the FDA through the NDA process before they may be legally marketed in the United States. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

●	completion of extensive pre-clinical studies, sometimes referred to as pre-clinical laboratory tests, pre-clinical animal studies and formulation studies all performed in compliance with applicable regulations, including the FDA’s good laboratory practice regulations;
●	submission to the FDA of an IND application which must become effective before human clinical trials may begin and must be updated annually;
●	IRB approval before each clinical trial may be initiated;
●	performance of adequate and well-controlled human clinical trials in accordance with study protocols, the applicable GCPs and other clinical trial-related regulations, to establish the safety and efficacy of the proposed drug product for its proposed indication;
●	preparation and submission to the FDA of an NDA;

●	a determination by the FDA within 60 days of its receipt of an NDA whether the NDA is acceptable for filing; if the FDA determines that the NDA is not sufficiently complete to permit substantive review, it may request additional information and decline to accept the application for filing until the information is provided;
●	in-depth review of the NDA by FDA, which may include review by a scientific advisory committee;
●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the active pharmaceutical ingredient and finished drug product are produced to assess compliance with the FDA’s cGMP;
●	potential FDA audit of the pre-clinical and/or clinical trial sites that generated the data in support of the NDA;
●	payment of user fees and FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States; and
●	compliance with any post-approval requirements, such as REMS and post-approval studies required by FDA.

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

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA must be accompanied by an application user fee.  The FDA adjusts the PDUFA user fees on an annual basis.  According to the FDA’s fee schedule, effective through September 30, 2021, the user fee for an application requiring clinical data, such as an NDA, is $2,875,842.  PDUFA also imposes a program fee for prescription human drugs $336,432.  Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business.  Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.  The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing.  The FDA conducts a preliminary review of an NDA within 60 days of receipt and informs the sponsor by the 74th day after FDA’s receipt of the submission to determine whether the application is sufficiently complete to permit substantive review.  Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA.  Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months from the filing date in which to complete its initial review of a standard NDA and respond to the applicant, and six months from the filing date for a “priority review” NDA.  The FDA does not always meet its PDUFA goal dates for standard and priority review NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

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

FDASIA permanently reauthorized PREA and BPCA, modifying some of the requirements under these laws, and established priority review vouchers for rare pediatric diseases. Pursuant to the Consolidated Appropriations Act of 2021, the FDA's authority to award rare pediatric disease vouchers has been extended until September 30, 2024, and until September 30, 2026 for products that receive Rare Pediatric Disease designation by September 30, 2024.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, but the product will be entitled to orphan product exclusivity, meaning that FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives regulatory approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity. The 21st Century Cures Act, which became law in December 2016, expanded the types of studies that qualify for orphan drug grants. Orphan drug designation also may qualify an applicant for federal and possibly state tax credits relating to research and development costs.

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

Participants of the National Medical Insurance Program and their employers, if any, are required to contribute to the payment of insurance premiums on a monthly basis. Program participants are eligible for full or partial reimbursement of the cost of medicines included in the NRDL. The Notice Regarding the Tentative Measures for the Administration of the Scope of Medical Insurance Coverage for Pharmaceutical Products for Urban Employees, jointly issued by several authorities including the Ministry of Labor and Social Security and the MOF, among others, on May 12, 1999, provides that a pharmaceutical product listed in the NRDL must be clinically needed, safe, effective, reasonably priced, easy to use, available in sufficient quantity, and must meet the following requirements:

●	it is set forth in the Pharmacopoeia of the PRC;
●	it meets the standards promulgated by the NMPA; and
●	if imported, it is approved by the NMPA for import.

Factors that affect the inclusion of a pharmaceutical product in the NRDL include whether the product is consumed in large volumes and commonly prescribed for clinical use in the PRC and whether it is considered to be important in meeting the basic healthcare needs of the general public.

The PRC Ministry of Labor and Social Security, together with other government authorities, has the power to determine the medicines included in the NRDL, which is divided into two parts, Part A and Part B. Provincial governments are required to include all Part A medicines listed on the NRDL in their provincial NRDL, but have the discretion to adjust upwards or downwards by no more than 15% from the number of Part B medicines listed in the NRDL. As a result, the contents of Part B of the provincial NRDL may differ from region to region in the PRC.

Patients purchasing medicines included in Part A of the NRDL are entitled to reimbursement of the entire amount of the purchase price. Patients purchasing medicines included in Part B of the NRDL are required to pay a certain percentage of the purchase price and obtain reimbursement for the remainder of the purchase price. The percentage of reimbursement for Part B medicines differs from region to region in the PRC.

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

National Essential Medicines List

On August 18, 2009, MOH and eight other ministries and commissions in the PRC issued the Provisional Measures on the Administration of the National Essential Medicines List, which was later amended in 2015, and the Guidelines on the Implementation of the Establishment of the National Essential Medicines System, which aim to promote essential medicines sold to consumers at fair prices in the PRC and ensure that the general public in the PRC has equal access to the drugs contained in the National Essential Medicines List. MOH promulgated the National Essential Medicines List (Catalog for the Basic Healthcare Institutions) on August 18, 2009, and promulgated the revised National Essential Medicines List on March 13, 2013 and September 30, 2018. According to these regulations, basic healthcare institutions funded by government, which primarily include county-level hospitals, county-level Chinese medicine hospitals, rural clinics and community clinics, shall store up and use drugs listed in the National Essential Medicines List. The drugs listed in National Essential Medicines List shall be purchased by centralized tender process and shall be subject to the price control by the NDRC. Remedial drugs in the National Essential Medicines List are all listed in the NRDL and the entire amount of the purchase price of such drugs is entitled to reimbursement.

Price Controls

According to the Pharmaceutical Administration Law and the Regulations of Implementation of the Law of the People’s Republic of China on the Administration of Pharmaceuticals, pharmaceutical products are subject to fixed or directive pricing system or to be adjusted by the market. Those pharmaceutical products included in the NRDL and the National Essential Medicines List and those drugs the production or trading of which are deemed to constitute monopolies, are subject to price controls by the PRC government in the form of fixed retail prices or maximum retail prices. Manufacturers and distributors cannot set the actual retail price for any given price controlled product above the maximum retail price or deviate from the fixed retail price set by the government. The retail prices of pharmaceutical products that are subject to price controls are administered by the NDRC and provincial and regional price control authorities. From time to time, the NDRC publishes and updates a list of pharmaceutical products that are subject to price controls. According to the Notice Regarding Measures on Government Pricing of Pharmaceutical Products issued by NDRC effective on December 25, 2000, maximum retail prices for pharmaceutical products shall be determined based on a variety of factors, including production costs, the profit margins that the relevant government authorities deem reasonable, the product’s type, and quality, as well as the prices of substitute pharmaceutical products.

Further, pursuant to the Notice Regarding Further Improvement of the Order of Market Price of Pharmaceutical Products and Medical Services jointly promulgated by the NDRC, the State Council Legislative Affairs Office and the State Council Office for Rectifying, the MOH, the NMPA, the MOFCOM, the MOF and Ministry of Labor and Social Security on May 19, 2006, the PRC government exercises price control over pharmaceutical products included in the NRDL and made an overall adjustment of their prices by reducing the retail price of certain overpriced pharmaceutical products and increasing the retail price of certain underpriced pharmaceutical products in demand for clinical use but that have not been produced in large quantities by manufacturers due to their low retail price level. In particular, the retail price charged by hospitals at the county level or above may not exceed 115% of the procurement cost of the relevant pharmaceutical products or 125% for Chinese herbal pieces.

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

On April 26, 2014, the NDRC issued the Notice on Issues concerning Improving the Price Control of Low Price Drugs, or the Low Price Drugs Notice, together with the Low Price Drug List, or LPDL. According to the Low Price Drugs Notice, for drugs with relatively low average daily costs within the current government-guided pricing scope (low price drugs), the maximum retail prices set by the government were cancelled. Within the standards of average daily costs, the specific purchase and sale prices are fixed by the producers and operators based on the drug production costs, market supply and demand and market competition. The standards of average daily costs of low price drugs are determined by the NDRC in consideration of the drug production costs, market supply and demand and other factors and based on the current maximum retail prices set by the government (or the national average bid-winning retail prices where the government does not set the maximum retail prices) and the average daily dose calculated according to the package insert. Under the Low Price Drugs Notice, the current standards for the daily cost of low price chemical pharmaceuticals and of low price traditional Chinese medicine pharmaceuticals are less than RMB3.0 ($0.46) per day and RMB5.0 ($0.76) per day respectively.

On May 4, 2015, the NDRC, the National Health and Family Planning Commission, the NMPA, MOFCOM and three other departments issued Opinions on Promoting Drug Pricing Reform. Under these opinions, beginning on June 1, 2015, the restrictions on the prices of the drugs that were subject to government pricing were cancelled except for narcotic drugs and Class I psychotropic drugs which are still subject to maximum factory prices and maximum retail prices set by the NDRC. The medical insurance regulatory authority now has the power to prescribe the standards, procedures, basis and methods of the payment for drugs paid by medical insurance funds. The prices of patented drugs are set through transparent and public negotiation among multiple parties. The prices for blood products not listed in the NRDL, immunity and prevention drugs that are purchased by the Chinese government in a centralized manner, and AIDS antiviral drugs and contraceptives provided by the Chinese government for free, are set through a tendering process. Except as otherwise mentioned above, the prices for other drugs may be determined by the manufacturers and the operators on their own on the basis of production or operation costs and market supply and demand.

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

4+7 Quality Consistency Evaluation

On November 15, 2018, China’s Joint Procurement Office published its Paper on Centralized Drug Procurement in “4+7 Cities,” known as the 4+7 Quality Consistency Evaluation process, or 4+7 QCE.  The 4+7 QCE initiative is aimed at driving consolidation in the fragmented generic drug market in China.  The 4+7 QCE initiative began as a pilot program in 11 cities:  Beijing, Tianjin, Shanghai, Chongqing, Shenyang, Dalian, Xiamen, Guangzhou, Shenzhen, Chengdu and Xi’an.  Under this pilot program, the public medical institutions in these 11 cities bulk- buy certain generic drugs together, forcing companies to bid for contracts and driving down prices.  The 4+7 QCE initiative has expanded nationwide and now covers more varieties of drugs.  On September 1, 2019, the Joint Procurement Office published its Paper on Centralized Drug Procurement in Alliance Areas (GY-YD2019-1), such areas covering 25 provinces and regions across China.  On December 29, 2019, the Joint Procurement Office published its Paper on Nationwide Centralized Drug Procurement (GY-YD2019-2), promoting procurement nationwide, and on January 13, 2020, the National Healthcare Security Administration, the NHC, the NMPA, the Ministry of Industrial and Information Technology and the Logistics Support Department of the Central Military Commission promulgated the Notice on the Commencement of the Second Batch of State Organized Centralized Drug Procurement and Use, which states that the second batch of national organization of centralized procurement and use of drugs would not be carried out in selected areas but nationwide.

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

On December 14, 2018, a United States District Court judge in Texas ruled that the Affordable Care Act is unconstitutional in its entirety because of Congress’s repeal of the individual mandate.  On December 18, 2019, the United States Court of Appeals for the Fifth Circuit affirmed the portion of the district court’s ruling declaring the individual mandate unconstitutional and remanded for the district court to conduct analysis in the first instance on which provisions of the statute are severable from it and thus remain intact.  The U.S. Supreme Court agreed to hear the case and a decision is expected by the Spring of 2021.

In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the Affordable Care Act was enacted that affect reimbursement for prescription drugs.  On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress.  A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs.  This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013.  Section 4408 of the CARES Act temporarily suspended Medicare sequestration during the period of May 1, 2020 through December 31, 2020, while extending the Medicare sequestration sunset date through 2030.  On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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

In October 2020, the U.S. Department of Health and Human Services and the FDA issued a final rule and guidance concerning two new pathways for importing lower-cost drugs into the United States.  The final rule allows certain prescription drugs to be imported from Canada, and the guidance describes procedures for drug manufacturers to facilitate the importation of FDA-approved drugs and biologics manufactured abroad and originally intended for sale in a foreign country into the United States.

In November 2020, the Department of Health and Human Services, under the outgoing Trump administration, issued two rules aimed at lowering the cost of prescription drugs.  The first rule would cap the price Medicare can pay for a drug to the lowest price paid in an economically comparable country within the Organization for Economic Cooperation and Development.  The rule was immediately challenged in at least four federal courts.  On December 23, 2020, the U.S. District Court in Maryland issued a temporary restraining order preventing the rule from going into effect because the agency failed to conduct the required notice-and-comment rulemaking proceedings before promulgating the final rule.  Shortly thereafter, the U.S. District Court for the Northern District of California issued a nation-wide preliminary injunction, largely adopting the Maryland courts’ reasoning.  Under the Biden administration, the Department of Health and Human Services has indicated that the Most Favored Nation model will not be implemented without further rulemaking proceeding.  It is unclear whether or how the Biden administration will move forward with the rule.  The rule will not take effect until at least April 23, 2021, as litigation has been stayed pending a CMS decision whether to rescind the rule or adopt it in final form.  The second rule eliminates the safe harbor shielding Medicare Part D rebates to pharmacy benefit managers from the Anti-Kickback Statute.  In response to litigation brought by a trade association on behalf of pharmacy benefit managers, the Biden administration has agreed to delay the rule’s effective date until January 1, 2023.  It is unclear whether or how the Biden administration will move forward with these rules.  Such regulatory changes could have the effect of lowering the level of coverage or reimbursement for our products.

Rest of the World Coverage and Reimbursement

In some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed.  The requirements governing drug pricing vary widely from country to country.  For example, the E.U. provides options for its member states to restrict the range of medicinal drugs for which their national health insurance systems provide reimbursement and to control the prices of medicinal drugs for human use.  A member state may approve a specific price for the medicinal drug or it may instead adopt a system of direct or indirect controls on the profitability of our company placing the medicinal drug on the market.  Historically, drugs launched in the E.U. do not follow price structures of the United States and generally tend to be significantly lower.

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

Packaging of Pharmaceutical Products

According to the Measures for The Administration of Pharmaceutical Packaging, effective on September 1, 1988, pharmaceutical packaging must comply with the provisions of the national standard and professional standard. If there are no standards, the enterprise can formulate its own standard after obtaining the approval of the provincial level drug administration or bureau of standards. The enterprise shall reapply for the relevant authorities if it needs to change the packaging standard. Drugs without packing must not be sold in PRC (except for drugs needed by the army).

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

Pursuant to applicable PRC laws, rules and regulations, including the Social Insurance Law which became effective on July 1, 2011 and subsequently amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Security Funds which became effective on January 22, 1999 and subsequently amended on March 24, 2019, the Interim Measures concerning the Maternity Insurance which became effective on January 1, 1995 and the Regulations on Work-related Injury Insurance which became effective on January 1, 2004 and were subsequently amended on December 20, 2010, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance, and maternity insurance. If an employer fails to make social insurance contributions timely and in full, the social insurance collecting authority will order the employer to make up outstanding contributions within the prescribed time period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make social insurance registration, the social insurance collecting authority will order the employer to correct within the prescribed time period. The relevant administrative department may impose a fine equivalent to three times the overdue amount and management personnel who are directly responsible can be fined RMB500 ($76.34) to RMB3,000 ($458.02) if the employer fails to correct within the prescribed time period.

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

Product Liability

In addition to the strict new drug approval process, certain PRC laws have been promulgated to protect the rights of consumers and to strengthen the control of medical products in the PRC.  Under current PRC law, manufacturers and vendors of defective products in the PRC may incur liability for loss and injury caused by such products. Pursuant to the Civil Code of the PRC, or the PRC Civil Code, promulgated on May 28, 2020 and effective on January 1, 2021, a defective product which causes property damage or physical injury to any person may subject the manufacturer or vendor of such product to civil liability for such damage or injury.

On February 22, 1993 the Product Quality Law of the PRC, or the Product Quality Law, was promulgated aiming to define responsibilities for product quality, to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was amended by the Ninth National People’s Congress on July 8, 2000 and was later amended by the Eleventh National People’s Congress on August 27, 2009 and the Thirteenth National People’s Congress on December 29, 2018. Pursuant to the amended Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

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

Pursuant to the PRC Civil Code, if damages to other persons are caused by defective products that are resulted from the fault of a third party such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as issuance of warning and recall of products in a timely manner. The producers or the sellers shall be liable under tort if they cause damages due to their failure to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced and sold with known defects, causing deaths or severe damage to the health of others, the infringed party shall have the right to claim respective punitive damages in addition to compensatory damages.

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

Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service, or the purchase or order of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs.  The majority of states also have anti-kickback laws, which establish similar prohibitions and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers.  The Anti-Kickback Statute is subject to evolving interpretations.  In the past, the government has enforced the Anti-Kickback Statute to reach large settlements with healthcare, pharmaceutical, and biotechnology companies based on a range of financial arrangements with physicians and other healthcare industry entities.  A person or entity does not need to have actual knowledge of the Anti-Kickback Statute or specific intent to violate it in order to have committed a violation.  Violations of the Anti-Kickback Statute can result in criminal, civil, or administrative liability.  In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act.

False Claims

Additionally, the civil False Claims Act prohibits knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government. Actions under the False Claims Act may be brought by the U.S. Attorney General or as a qui tam action by a private individual in the name of the government.  Analogous state law equivalents may apply and may be broader in scope than the federal requirements.  Violations of the False Claims Act can result in very significant monetary penalties and treble damages.  The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the United States, for example, in connection with violations of the Anti-Kickback Statute, the promotion of products for unapproved uses and other sales and marketing practices.  The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions and corporate resolutions under applicable criminal statutes.  Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

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

C.    Organizational Structure

The chart below shows our organizational structure, including our principal subsidiaries and joint ventures, as of March 1, 2021.

Notes:

(1)	Employees and former employees of Hutchison MediPharma Limited hold the remaining 0.2% shareholding in Hutchison MediPharma Holdings Limited.
(2)	Held through Hutchison MediPharma (HK) Investment Limited, a 100.0% subsidiary of Hutchison MediPharma Holdings Limited. Hutchison MediPharma Limited’s revenue generated by sales of, and royalties, manufacturing costs and services fees paid in connection with, our current and future internally developed drug candidates are allocated to the Oncology/Immunology operations.
(3)	Our Other Ventures also include: (i) Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (in which the Company holds 50.0% through our 80.0% owned subsidiary Hutchison BYS (Guangzhou) Holding Limited), a non-consolidated joint venture with Guangzhou Baiyunshan Pharmaceutical Holdings Co. Limited which holds the other 50.0%, and (ii) Hutchison Hain Organic Holdings Limited, a consolidated joint venture with The Hain Celestial Group, Inc., which wholly-owns Hutchison Hain Organic (Hong Kong) Limited and Hutchison Hain Organic (Guangzhou) Limited.

(4)	Held through our 100.0% subsidiary Shanghai Hutchison Chinese Medicine (HK) Investment Limited. Shanghai Pharmaceuticals Holding Co., Limited is the other 50.0% joint venture partner.
(5)	Sinopharm Group Co. Limited is the other 49.0% joint venture partner.

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

Hutchison Baiyunshan’s facilities are in Guangzhou on a 59,000 square meter site and Bozhou on a 230,000 square meter site.  In 2020, Hutchison Baiyunshan surrendered for deregistration its land use rights for an unused portion of its Guangzhou property to the local government for cash consideration. Hutchison Baiyunshan also operates cultivation sites through its subsidiary in Heilongjiang province in China.

Our and our joint ventures’ manufacturing operations consist of bulk manufacturing and formulation, fill, and finishing activities that produce products and drug candidates for both clinical and commercial purposes.  Our manufacturing capabilities have a large operation scale for our own-brand products.  We and our joint ventures manufacture and sell about 4.9 billion doses of medicines a year, in the aggregate, through our well-established manufacturing base.  See “—Other Ventures—Shanghai Hutchison Pharmaceuticals” and “—Other Ventures—Hutchison Baiyunshan” for more details on our manufacturing operations.

Please also see “—Other Ventures—Shanghai Hutchison Pharmaceuticals” and “—Other Ventures—Hutchison Baiyunshan” for more details on the new facilities of Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan mentioned above.

Additionally, we rent and operate a 2,107 square meter GMP-certified manufacturing facility for fruquintinib and surufatinib in Suzhou, Jiangsu Province in Eastern China, and own a 5,024 square meter facility in Shanghai which houses research and development operations.  We lease 7,036 square meters of office space in Shanghai which houses Hutchison MediPharma’s management and staff.  In 2020, we entered into a 50-year land use rights agreement for a 28,771 square meter site in Shanghai. We have commenced construction of a new almost 55,000 square meter large-scale manufacturing facility for innovative drugs on the site.

We also lease a 26,989 square foot facility in Florham Park, New Jersey where we house our U.S.-based clinical, regulatory and commercial management and staff.

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

A.    Operating Results.

Overview

We are a global commercial-stage biopharmaceutical company focused on the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of patients with cancer and immunological diseases. We conduct our business through our Oncology/Immunology and Other Ventures operations.

Through our Oncology/Immunology operations, our team of approximately 600 scientists and staff has created and developed a deep portfolio of ten drug candidates. In China, we have brought two of our internally developed drugs, fruquintinib (Elunate) and surufatinib (Sulanda), to patients, and we have filed for marketing authorization for a third, savolitinib.  All three drugs are also in late-stage development outside of China, with the most advanced being surufatinib for which we are filing a rolling NDA in the United States. We have six additional drug candidates in earlier stage clinical development and several advanced preclinical drug candidates. These drug candidates are being developed to treat a wide spectrum of diseases, including solid tumors, hematological malignancies and immunological diseases which we believe may address significant unmet medical needs and represent large commercial opportunities. Our success in research and development has led to partnerships with leading global pharmaceutical companies, including AstraZeneca and Eli Lilly. We and our collaboration partners have invested over $970 million in our Oncology/Immunology operations as of December 31, 2020, with almost all of these funds used for research and development expenses for the development of our drug candidates. Net loss attributable to our company from our Oncology/Immunology operations was $102.4 million, $127.4 million and $175.5 million for the years ended December 31, 2018, 2019 and 2020, respectively.

In addition, we have built large-scale and profitable drug marketing and distribution platforms through the joint ventures and subsidiaries in our Other Ventures, which primarily manufacture, market and distribute prescription drugs and consumer health products in China. Net income attributable to our company generated from our Other Ventures was $41.4 million, $41.5 million and $72.8 million for the years ended December 31, 2018, 2019 and 2020, respectively. In addition to helping to fund our Oncology/Immunology operations, we anticipate that we will be able to utilize the know-how from our Other Ventures to support the launch of our internally developed Oncology/Immunology products in China. Our Other Ventures also include our businesses focused on consumer health products, which is a profitable and cash flow generating business selling primarily over-the-counter pharmaceutical products (through our non-consolidated joint venture Hutchison Baiyunshan) and a range of health-focused consumer products.

Our consolidated revenue was $214.1 million, $204.9 million and $228.0 million for the years ended December 31, 2018, 2019 and 2020, respectively. Net loss attributable to our company was $74.8 million, $106.0 million and $125.7 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Basis of Presentation

Our consolidated statements of operations data presented herein for the years ended December 31, 2020, 2019 and 2018 and our consolidated balance sheet data presented herein as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements, which were prepared in accordance with U.S. GAAP, and should be read in conjunction with those statements which are included elsewhere in this annual report.

As a consequence of our recent commercialization of both Elunate and Sulanda and the possible approval and launch of savolitinib, we have changed the manner in which we report results in our financial statements. Effective from the year ended December 31, 2020, we will report two segments, (1) Oncology/Immunology, covering all activities related to oncology/immunology including sales, marketing, manufacturing and research and development with respect to our drugs and drug candidates; and (2) Other Ventures, which includes all other Hutchmed businesses.  We have retrospectively revised prior period information to conform to current period presentation in the financial information contained in this annual report.

Our Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan joint ventures under our Other Ventures operations and our Nutrition Science Partners joint venture under our Oncology/Immunology operations (until December 9, 2019 when it was purchased by us and became our consolidated subsidiary) are accounted for under the equity accounting method as non-consolidated entities in our consolidated financial statements, and their consolidated financial statements were prepared in accordance with IFRS as issued by the IASB and audited under auditing standards generally accepted in the U.S. and included elsewhere in this annual report. We have two strategic business units, Oncology/Immunology and Other Ventures, that offer different products and services. The presentation of financial data for our business units excludes certain unallocated costs attributed to expenses incurred by our corporate head office. For more information on our corporate structure, see Item 4.A. “History and Development of the Company.”

Factors Affecting our Results of Operations

Research and Development Expenses

We believe our ability to successfully develop innovative drug candidates through our Oncology/Immunology operations will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. As a result of this commitment, our pipeline of drug candidates has been steadily advancing and expanding, six of which are in global clinical development. For more information on the nature of the efforts and steps necessary to develop our drug candidates, see Item 4.B. “Business Overview—Our Clinical Pipeline” and “Business Overview—Regulation.”

The drug candidates of our Oncology/Immunology operations are still in development, and we have incurred and will continue to incur significant research and development costs for pre-clinical studies and clinical trials. We expect that our research and development expenses will significantly increase in future periods in line with the advancement and expansion of the development of our drug candidates.

Oncology/Immunology expenses include:

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

Research and development costs incurred by our Oncology/Immunology operations totaled $114.2 million, $138.2 million and $174.8 million for the years ended December 31, 2018, 2019 and 2020, respectively, representing approximately 53.3%, 67.4% and 76.7% of our total consolidated revenue for the respective period. These figures do not include payments made by our collaboration partners directly to third parties to help fund the research and development of our drug candidates.

We have historically been able to fund the research and development expenses for our Oncology/Immunology operations via a range of sources, including payments received from our collaboration partners, cash flows generated from and dividend payments from our Other Ventures, the proceeds raised from our initial public offering on the AIM market of the London Stock Exchange, our initial public offering and follow-on offerings on Nasdaq, investments from other third parties and bank borrowings.

This diversified approach to funding allows us to not depend on any one method of funding for our research and development activities, thereby reducing the risk that sufficient financing will be unavailable as we continue to accelerate the development of our drug candidates.

For more information on the research and development expenses incurred for the development of our drug candidates, see “—Key Components of Results of Operations—Cost of Revenues and Operating Expenses—Research and Development Expenses.”

Our Ability to Commercialize Our Drug Candidates

Our ability to generate revenue from our drug candidates depends on our ability to successfully complete clinical trials for our drug candidates and obtain regulatory approvals for them in the United States, Europe, China and other major markets.

We believe that our risk-balanced strategy of focusing on drug development for novel but relatively well-characterized targets and for validated targets, in combination with our development of multiple drug candidates concurrently and testing them for multiple indications and in combinations with other drugs, enhances the likelihood that our research and development efforts will yield successful drug candidates. Nonetheless, we cannot be certain if any of our drug candidates will receive regulatory approvals. Even if such approvals are granted, we will need to thereafter establish manufacturing supply and engage in extensive marketing prior to generating any revenue from such drugs. The effectiveness of our marketing will depend on the efforts of our dedicated oncology team in China and the United States, the latter of which we are currently in the process of setting up. The ultimate commercial success of our drugs will depend on their acceptance by patients, the medical community and third-party payors and their ability to compete effectively with other therapies on the market.

To date, fruquintinib and surufatinib have been approved for sale. We have incurred a total of approximately $13.5 million in capital expenditures between 2013 and 2020 to establish a standard manufacturing (formulation) facility in Suzhou, China, which now produces commercial supplies of Elunate (the brand name for fruquintinib ) and Sulanda (the brand name for surufatinib). Beginning in October 2020, we assumed responsibility for the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities in China for Elunate. Surufatinib is marketed by us without the support of a collaboration partner. However, we have a limited history of successfully commercializing our internally developed drug candidates, which makes it difficult to evaluate our future prospects.

The competitive environment is also an important factor with the commercial success of our potential global first-in-class products, such as savolitinib and HMPL-523, depending on whether we are able to gain regulatory approvals and quickly bring such products to market ahead of competing drug candidates being developed by other companies.

For our drug candidates where we retain all rights worldwide, which currently include surufatinib, HMPL-523, HMPL-689, epitinib, HMPL-453 and HMPL-306, if they remain unpartnered, we will be able to retain all the profits if any of them are successfully commercialized, though we will need to bear all the costs associated with such drug candidates. Conversely, as discussed below, for our drug candidates which are subject to collaboration partnerships, our collaboration partners provide funding for development of the drug candidates but are entitled to retain a significant portion of any revenue generated by such drug candidates.

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

In particular, our partners cover a portion of our research and development costs for drug candidates developed in collaboration with them. For example, under our collaboration agreement with AstraZeneca, it is responsible for a significant portion of the development costs for savolitinib. However, in August 2016 and December 2020, we and AstraZeneca amended our collaboration agreement whereby we agreed to contribute additional funding for the research and development of savolitinib in return for a larger share of the upside if and when savolitinib is approved. Under our original collaboration agreement with Eli Lilly, it was responsible for a significant portion of all fruquintinib development costs in China. Under the terms of our December 2018 amendment to this agreement, we are responsible for all development costs for fruquintinib in new life cycle indications. In July 2020, we amended our collaboration with Eli Lilly to assume responsibility for all on-the-ground medical detailing, promotion and local and regional marketing activities in China for Elunate, thereby expanding its potential economic value to our company.

In addition, under our licensing, co-development and commercialization agreements with AstraZeneca and Eli Lilly, we received upfront payments upon our entry into such agreements and milestone payments upon the achievement of certain development, regulatory and commercial milestones payments for our provision of research and development services for the relevant drug candidate as well as royalties and revenue from products sales of Elunate which we manufacture and sell to Eli Lilly at cost. Revenue recognized in our consolidated financial statements from such agreements with AstraZeneca and Eli Lilly totaled $33.4 million, $26.3 million and $29.7 million for the years ended December 31, 2018, 2019 and 2020, respectively.

The achievement of milestones for our drug candidates, which is dependent on the outcome of clinical studies, is subject to a high degree of uncertainty and, as a result, we cannot reasonably estimate when we can expect to receive future milestone payments, or at all. For more information on our revenue recognition policies, see “—Critical Accounting Policies and Significant Judgments and Estimates—Revenue recognition— Oncology/Immunology.” If we are unable to achieve development milestones for our drug candidates or if our partners were to terminate their collaborative agreements with us, payments for research and development services could also be affected.

AstraZeneca and Eli Lilly are entitled to a significant proportion of any future revenue from commercialization of our drug candidates developed in collaboration with them, as well as a degree of influence over the clinical development process for such drug candidates. For more information regarding our collaboration agreements, see Item 4.B. “Business Overview—Overview of Our Collaborations.”

China Government Insurance Reimbursement and Drug Pricing Policies

Our revenue is affected by the sales volume and pricing of our current and future internally developed drug candidates, if approved. Eligible participants in the government-sponsored medical insurance programs in China are entitled to reimbursement for varying percentages of the cost for any medicines that are included in applicable reimbursement lists. Factors that affect the inclusion of medicines in China’s NRDL and any other applicable reimbursement list may include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. For more information, see Item 4.B. “Business Overview—Coverage and Reimbursement—PRC Coverage and Reimbursement.” The inclusion of a medicine in the NRDL or other applicable reimbursement lists can substantially improve the sales volume of the medicine due to the availability of third-party reimbursements; while, on the other hand, subjects it to price controls in the form of fixed retail prices or retail price ceilings, as well as periodical price adjustments by the regulatory authorities. Such price controls, especially downward price adjustments, may negatively affect the retail price of our drug candidates. On balance, we believe that, if priced appropriately, the benefit of the inclusion of our drug candidates in the NRDL and other applicable reimbursement lists outweighs the cost of such inclusion. Starting on January 1, 2020, Elunate was included on China’s NRDL at a 63% discount to its initial retail price, paving the way to significantly broaden access for advanced CRC patients and rapidly build penetration in China in the coming years.

Revenue from our Other Ventures, including the revenue of our non-consolidated joint ventures Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan,is affected by the sales volume and pricing of their own-brand prescription and over-the-counter pharmaceutical products as well as third-party pharmaceutical products. The sales volume of the products sold by these businesses is driven in part by the level of Chinese government spending on healthcare and the coverage of Chinese government medical insurance schemes, which is correlated with patient reimbursements for drug purchases, all of which have increased significantly in recent years as part of healthcare reforms in China. The sales volume of pharmaceutical products in China is also influenced by their representation on the NRDL, which determines eligibility for drug reimbursement, as well as their representation on the National Essential Medicines List, which mandates distribution of drugs in China. Substantially all pharmaceutical products manufactured and sold by Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan in 2020 were capable of being reimbursed under the NRDL as of December 31, 2020. In addition, among these two joint ventures an aggregate of 46 drugs, of which nine were in active production as of December 31, 2020, have been included on the National Essential Medicines List. She Xiang Bao Xin pills, Shanghai Hutchison Pharmaceuticals’ top-selling drug, is one of the few proprietary drugs included on the National Essential Medicines List.

The NRDL and the National Essential Medicines List are subject to revision by the government from time to time, and our results could be materially and adversely affected if any of our products are removed from the NRDL or the National Essential Medicines List. For more information, see Item 3.D. “Risk Factors—Risks Relating to Other Ventures and Sales of Our Commercial-stage Drug Candidates—Reimbursement may not be available for the products currently sold through our Other Ventures operations or our drug candidates in China, the United States or other countries, which could diminish our sales or affect our profitability.”

The sale prices of certain pharmaceutical products sold by the joint ventures in our Other Ventures are also subject to Chinese government’s price controls. In April 2014, the China National Development and Reform Commission, or the NDRC, announced a new LPDL, aimed at making certain low-price pharmaceuticals more profitable for manufacturers to produce. The LPDL established caps for the daily cost of chemical pharmaceuticals at less than RMB3.0 ($0.46) per day and of traditional Chinese medicine pharmaceuticals at less than RMB5.0 ($0.76) per day. The LPDL gives manufacturers flexibility to increase prices within the caps and exempts LPDL pharmaceuticals from hospital tenders. As of the end of 2020, Hutchison Baiyunshan’s two top-selling products, Fu Fang Dan Shen tablets and Banlangen, cost consumers RMB1.9 ($0.29) per day and RMB2.4 ($0.37) per day, respectively, and Shanghai Hutchison Pharmaceuticals’ two top-selling products, She Xiang Bao Xin pills and Danning tablets, cost RMB3.6 ($0.55) per day and RMB4.3 ($0.66) per day, respectively, each below the established caps for traditional Chinese medicine pharmaceuticals under the LPDL. As a result, we do not expect the LPDL to exert downward pressure on the pricing of these products unless the government makes significant downward adjustments to the LPDL price caps in the future.

Subject to customer demand, we have the ability to increase the prices for these products under the current LPDL price caps. For example, during 2016 we began to phase in, on a province-by-province basis, a 30% price increase for She Xiang Bao Xin pills from RMB2.7 ($0.41) per day to RMB3.5 ($0.53) per day. We further increased the price to RMB3.6 ($0.55) per day in 2020. In addition, the pricing of Shanghai Hutchison Pharmaceuticals’ prescription drugs is influenced by the outcomes of periodic provincial and municipal tender processes organized by the various provincial or municipal government agencies in China. For more information, see Item “Business Overview—Coverage and Reimbursement—PRC Coverage and Reimbursement.”

Ability to Effectively Market Own Brand and Third Party Drugs

A key component of the operations of Other Ventures is the extensive prescription drugs marketing network operated by our joint ventures Shanghai Hutchison Pharmaceuticals and Hutchison Sinopharm, which includes approximately 2,300 medical sales representatives covering hospitals in about 320 cities and towns in China.  Our results of operations are impacted by the effectiveness of this network, including the ability of Shanghai Hutchison Pharmaceuticals to generate sales of She Xiang Bao Xin pills, which represented approximately 85%, 88% and 90% of its total revenue for the years ended December 31, 2018, 2019 and 2020, respectively.  In addition, in recent years Hutchison Sinopharm has been increasingly focused on providing distribution and commercialization services for prescription drugs licensed from third parties, and we are building an oncology sales and marketing team which we plan to utilize for our internally developed drugs for which we have commercialization rights, if approved.

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

Seasonality

The results of operations of our Other Ventures are also affected by seasonal factors. Our Other Ventures operations typically experience higher profits in the first half of the year due to the sale cycles of our distributors, whereby they typically increase their inventories at the beginning of each year. In addition, in the second half of each year, our Other Ventures operations typically spend more on marketing activities to help reduce such inventory held by distributors. We do not experience material seasonal variations in the results of our Oncology/Immunology operations.

Overall Economic Growth and Consumer Spending Patterns

The results of operations and growth of our Other Ventures, in particular for sales of consumer health products, depend in part on continuing economic growth and increasing income and health awareness of consumers in Asia. Although economic growth in China has slowed in recent periods, it achieved an annual growth rate in real gross domestic product of approximately 1.9% in 2020 according to the International Monetary Fund. As per capita disposable income has increased, consumer spending has also increased, and consumers in China have tended to be more health conscious and to spend more on organic and natural products for their families’ health and well-being. However, if customer demand for such products does not achieve the levels we expect, whether due to slowing economic conditions, changing consumer tastes or otherwise, the results of operations and growth of our Other Ventures operations could be materially and adversely affected.

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

Revenue recognition—Oncology/Immunology

Our Oncology/Immunology reportable segment principally generates revenue from license and collaboration contracts as well as revenues related to the sale of drug products developed by our subsidiary Hutchison MediPharma. The license and collaboration contracts generally contain multiple performance obligations including (1) the license to the commercialization rights of a drug compound and (2) the research and development services for each specified treatment indication, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

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

Deferred revenue is recognized if allocated consideration is received in advance of the rendering of research and development services. Accounts receivable is recognized based on the terms of the contract and when we have an unconditional right to bill the customer, which is generally when research and development services are rendered.

Revenue recognition from the sales of goods and provision of services for drug products developed by our Oncology/Immunology operations follows the revenue recognition policies in our Other Ventures operations below.

Revenue recognition — Other Ventures

Our Other Ventures reportable segment principally generates revenue from (1) sales of goods, which are the manufacture or purchase and distribution of pharmaceutical products and other consumer health products and (2) provision of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. We evaluate whether we are the principal or agent for these contracts. Where we obtain control of the goods for distribution, we are the principal (i.e. recognizes sales of goods on a gross basis). Where we do not obtain control of the goods for distribution, we are the agent (i.e. recognizes provision of services on a net basis). Control is primarily evidenced by taking physical possession and inventory risk of the goods.

Revenue from sales of goods is recognized when the customer takes possession of the goods. We have determined that this usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point of sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.

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

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Indicators that we consider in deciding when to perform an impairment review include significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets.

If indicators of impairment exist, the first step of the impairment test is performed to assess if the carrying value of the net assets exceeds the undiscounted cash flows of the assets. If yes, the second step of the impairment test is performed in order to determine if the carrying value of the net assets exceeds the fair value. If yes, impairment is recognized for the excess.

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

We consider if our equity method investments are impaired when events or circumstances suggest that their carrying amounts may not be recoverable. An impairment charge would be recognized in earnings for a decline in value that is determined to be other-than-temporary. This is based on our quantitative and qualitative analysis, which includes assessing the severity and duration of the impairment and the likelihood of recovery before disposal. The investments are recorded at fair value only if impairment is recognized. The recognition of impairment and measurement of fair value requires significant judgment and includes a qualitative and quantitative analysis of events or circumstances that impact the fair value of the investment. Qualitative analysis of our investments involves understanding our investee's revenue and earnings trends relative to pre-defined milestones and overall business prospects, the technological feasibility of our investee's products and technologies, the general market conditions in the investee's industry or geographic area including adverse regulatory or economic changes, and the management and governance structure of the investee. We did not identify any events or circumstances that would suggest that the carrying amount of each of our equity method investments may not be recoverable and we consider impairment was not necessary.

Key Components of Results of Operations

Revenues

We derive our consolidated revenue primarily from (i) the sales of goods and services to Eli Lilly as well as royalties on in-market sales of Elunate by Eli Lilly, (ii) licensing and collaboration projects conducted by our Oncology/Immunology operations, which generate revenue in the form of upfront payments, milestone payments, payments received for providing research and development services for our collaboration projects; and (iii) the sales of goods and services by our Other Ventures, which generate revenue from the distribution and marketing of prescription pharmaceutical and consumer health products.

The following table sets forth the components of our consolidated revenue for the years indicated, which does not include the revenue from our non-consolidated joint ventures which are included in our Other Ventures, Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan. Our revenues from research and development projects for related parties is attributable to income for research and development services that we received primarily from Shanghai Hutchison Pharmaceuticals and Nutrition Science Partners, our former non-consolidated joint venture with Nestlé Health Science. Our revenue from sales to related parties is attributable to sales by our Other Ventures to indirect subsidiaries of CK Hutchison.

	Year Ended December 31,
	2020		2019		2018
	$’000%		$’000%		$’000%
Revenues
Oncology/Immunology:
Goods—third parties	11,329	5.0	8,113	4.0	3,324	1.5
Services:
Collaboration R&D—third parties	9,771	4.3	15,532	7.6	17,681	8.3
Services—Commercialization—third parties	3,734	1.7	—	—	—	—
R&D services—related parties	491	0.2	494	0.2	7,832	3.7
Other collaboration revenue:
Royalties—third parties	4,890	2.1	2,653	1.3	261	0.1
Licensing—third parties	—	—	—	—	12,135	5.7
Subtotal	30,215	13.3	26,792	13.1	41,233	19.3
Other Ventures:
Goods—third parties	192,277	84.3	167,877	81.9	152,910	71.4
Goods—related parties	5,484	2.4	7,637	3.7	8,306	3.9
Services—third parties	—	—	2,584	1.3	11,660	5.4
Subtotal	197,761	86.7	178,098	86.9	172,876	80.7
Total	227,976	100.0	204,890	100.0	214,109	100.0

Revenue from Oncology/Immunology primarily comprises revenue from Elunate in China. The revenue we generate from Elunate is primarily comprised of revenue from the sales of Elunate to Eli Lilly which we manufacture and sell at cost, promotion and marketing services to Eli Lilly and royalty revenue. Additionally, Oncology/Immunology revenue also comprises revenue recognized in our consolidated financial statements under licensing, co-development and commercialization agreements for upfront, milestone and research and development services payments for our drug candidates developed in collaboration with AstraZeneca and Eli Lilly.

Revenue from our Other Ventures primarily comprises revenue from prescription drugs including the commercial services, logistics and distribution business of our consolidated Hutchison Sinopharm joint venture with Sinopharm, a leading distributor of pharmaceutical and healthcare products and a leading supply chain service provider in China.  Hutchison Sinopharm was historically a distributor of AstraZeneca’s quetiapine tablets (under the Seroquel trademark) and recorded commercialization services revenue under a fee-for-service model.  However, in May 2019, our distribution of Seroquel was terminated.

Revenue from our Other Ventures also comprises revenue from sales of organic and natural products by Hutchison Hain Organic, Zhi Ling Tong infant nutrition and other health supplement products manufactured by Hutchison Healthcare and distributed through Hutchison Sinopharm, and certain third-party consumer products distributed and marketed by Hutchison Consumer Products.

The revenue of our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, the accounts of which are prepared in accordance with IFRS as issued by the IASB and whose revenue is not included in our consolidated revenue, was $275.7 million, $272.1 million and $276.4 million for the years ended December 31, 2018, 2019 and 2020, respectively. Shanghai Hutchison Pharmaceuticals is a joint venture with Shanghai Pharmaceuticals, a leading pharmaceuticals company in China, and primarily focuses on the manufacture and sale of prescription pharmaceutical products in China. We and Shanghai Pharmaceuticals each own 50% of this joint venture. We have the right to nominate the general manager and other management of this joint venture and run its day-to-day operations. The effect of Shanghai Hutchison Pharmaceuticals on our consolidated financial results is discussed below under “—Equity in Earnings of Equity Investees.”

The revenue of our non-consolidated joint venture, Hutchison Baiyunshan, the accounts of which are prepared in accordance with IFRS as issued by the IASB and whose revenue is not included in our consolidated revenue, was $215.8 million, $215.4 million and $232.4 million for the years ended December 31, 2018, 2019 and 2020, respectively.  Hutchison Baiyunshan is a joint venture with Guangzhou Baiyunshan, a leading China-based pharmaceutical company, and primarily focuses on the manufacture and distribution of over-the-counter pharmaceutical products in China.  Our interest in Hutchison Baiyunshan is held through an 80%-owned subsidiary of ours, Hutchison BYS (Guangzhou) Holding Limited, which owns 50% of that joint venture, with the other 50% interest held by Guangzhou Baiyunshan.  The effect of Hutchison Baiyunshan on our consolidated financial results is discussed under “—Equity in Earnings of Equity Investees.”

Cost of Revenues and Operating Expenses

Cost of Revenues

Our cost of revenues are primarily attributable to the cost of revenues of Hutchison Sinopharm and Hutchison MediPharma.  Our cost of revenues to related parties is attributable to sales to indirect subsidiaries of CK Hutchison.  The following table sets forth the components of our cost of  revenues attributable to third parties and related parties for the years indicated.

	Year Ended December 31,
	2020		2019		2018
	$’000%		$’000%		$’000%
Cost of Revenues
Costs of goods—third parties	178,828	94.9	152,729	95.4	129,346	89.9
Costs of goods—related parties	3,671	1.9	5,494	3.4	5,978	4.2
Costs of services—third parties	6,020	3.2	1,929	1.2	8,620	5.9
Total	188,519	100.0	160,152	100.0	143,944	100.0

Research and Development Expenses

Our research and development expenses are attributable to our Oncology/Immunology operations. These costs primarily comprise the cost of research and development for our drug candidates, including clinical trial related costs such as payments to third-party CROs, personnel compensation and related costs, and other research and development expenses. The following table sets forth the components of our research and development expenses and the clinical trial related costs incurred for the development of our main drug candidates for the years indicated.

	Year Ended December 31,
	2020		2019		2018
	$’000%		$’000%		$’000%
R&D Expenses
Oncology/Immunology:
Savolitinib (targeting MET)	5,341	3.1	14,630	10.6	11,749	10.3
Fruquintinib (targeting VEGFR1/2/3)	28,254	16.2	19,488	14.1	17,423	15.3
Surufatinib (targeting VEGFR/FGFR1/CSF-1R)	32,106	18.4	23,809	17.2	20,996	18.4
Epitinib (targeting EGFRm+ with brain metastasis)	808	0.5	(1,841)	(1.3)	3,448	3.0
Theliatinib (targeting EGFR wild-type)	(74)	—	138	0.1	1,399	1.2
HMPL-523 (targeting Syk)	7,422	4.2	18,338	13.3	7,562	6.6
HMPL-689 (targeting PI3Kδ)	7,383	4.2	5,938	4.3	2,113	1.8
HMPL-453 (targeting FGFR)	1,356	0.8	1,948	1.4	2,082	1.8
HMPL-306 (targeting IDH 1/2)	5,389	3.1	—	—	2	—
Others and government grant	17,884	10.1	5,329	3.8	6,919	6.1
Total clinical trial related costs	105,869	60.6	87,777	63.5	73,693	64.5
Personnel compensation and related costs	63,542	36.3	46,246	33.5	35,340	31.0
Other research and development costs	5,365	3.1	4,167	3.0	5,128	4.5
Total	174,776	100.0	138,190	100.0	114,161	100.0

The following table summarizes our research and development expenses by location for the years indicated.

	Year Ended December 31,
	2020		2019		2018
	$’000%		$’000%		$’000%
PRC	111,473	63.8	116,479	84.3	109,584	96.0
U.S. and others	63,303	36.2	21,711	15.7	4,577	4.0
Total	174,776	100.0	138,190	100.0	114,161	100.0

In addition to the research and development costs shown above, the table below summarizes the research and development costs and impairment provision incurred by our former non-consolidated Nutrition Science Partners joint venture, primarily in relation to the development of our drug candidate HMPL-004/HM004-6599.  The losses incurred by this joint venture during the periods indicated were reflected on our consolidated statements of operations in the equity in earnings of equity investees line item.  Nutrition Science Partners did not have any operating activities for the years ended December 31, 2019 and 2020. On December 9, 2019, we acquired the remaining 50% shareholding in Nutrition Science Partners from our joint venture partner for approximately $8.1 million, representing the cash balance at that time; and, therefore, Nutrition Science Partners has been included in our consolidated group since that date. The consolidated financial statements of Nutrition Science Partners are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.  For more information on this joint venture, see “—Equity in Earnings of Equity Investees.”

	Period Ended December 9,		Year Ended December 31,
	2019		2018
	$’000%		$’000%
Nutrition Science Partners
HMPL-004/HM004-6599 related development costs	—	—	(2,420)	6.4
Other costs	(51)	(25.6)	(5,966)	15.6
Other income	250	125.6	188	(0.5)
Impairment provision	—	—	(30,000)	78.5
Profit/(loss) for the period/year	199	100.0	(38,198)	100.0
Equity in earnings of equity investee attributable to our company	100	50.0	(19,099)	50.0

We cannot determine with certainty the duration and completion costs of the current or future pre-clinical or clinical studies of our drug candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our drug candidates that obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our drug candidates currently under development. The duration, costs, and timing of clinical studies and development of our drug candidates will depend on a variety of factors, including:

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

For more information on the risks associated with the development of our drug candidates, see Item 3.D. “Risk Factors—Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates—All of our drug candidates, other than fruquintinib and surufatinib in China, are still in development.  If we are unable to obtain regulatory approval and ultimately commercialize our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.”

Selling Expenses

The following table sets forth the components of our selling expenses for the years indicated.

	Year Ended December 31,
	2020		2019		2018
	$’000%		$’000%		$’000%
Selling Expenses
Oncology/Immunology	237	2.1	—	—	—	—
Other Ventures	11,097	97.9	13,724	100.0	17,736	100.0
Total	11,334	100.0	13,724	100.0	17,736	100.0

Our selling expenses primarily comprise sales and marketing expenses and related personnel expenses incurred by our Other Ventures in their distribution and marketing of pharmaceutical and consumer health products. It also includes selling expenses incurred by our Oncology/Immunology operations by Hutchison MediPharma for sales of Elunate to third parties other than Eli Lilly.

Administrative Expenses

The following table sets forth the components of our administrative expenses for the years indicated.

Administrative expenses are also incurred by our corporate head office, which are not allocated to either Oncology/Immunology or Other Ventures.

	Year Ended December 31,
	2020		2019		2018
	$’000%		$’000%		$’000%
Administrative Expenses
Oncology/Immunology	19,144	38.3	12,189	31.1	9,662	31.3
Other Ventures	6,129	12.3	5,292	13.5	4,564	14.7
Corporate Head Office	24,742	49.4	21,729	55.4	16,683	54.0
Total	50,015	100.0	39,210	100.0	30,909	100.0

Oncology/Immunology’s administrative expenses primarily comprise the salaries and benefits of administrative staff, office leases and other overhead expenses incurred by Hutchison MediPharma.

Our Other Ventures’ administrative expenses primarily comprise the salaries and benefits of administrative staff, office leases and other overhead expenses incurred by Hutchison Sinopharm, Hutchison Hain Organic and Hutchison Healthcare.

Our corporate head office administrative expenses primarily comprise the salaries and benefits of our corporate head office employees and directors, office leases and other overhead expenses.

Equity in Earnings of Equity Investees

We have historically derived a significant portion of our net income from our equity in earnings of equity investees, which was primarily attributable to two of our Other Ventures’ non-consolidated joint ventures, Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan, partially offset by losses at our former non-consolidated joint venture, Nutrition Science Partners. Our equity in earnings of equity investees, net of tax, contributed by the non-consolidated joint ventures in our Other Ventures, Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan, was $38.3 million, $40.6 million and $79.1 million for the years ended December 31, 2018, 2019 and 2020, respectively.  Equity in earnings of Hutchison Baiyunshan for the year ended December 31, 2020 included a one-time gain of $36.0 million from land compensation for a return of land-use rights to the Guangzhou government.

Our equity in earnings of equity investees, net of tax, contributed by Oncology/Immunology was a loss of $19.0 million, income of $0.1 million and a loss of $0.1 million for the years ended December 31, 2018, 2019 and 2020, respectively.  The loss for the year ended December 31, 2018 was primarily attributable to losses at Nutrition Science Partners, which had incurred research and development expenses for the drug candidate HMPL-004/HM004-6599 and the full impairment provision of its $30.0 million intangible asset of which our attributable portion was $15.0 million.  On December 9, 2019, we acquired our joint venture partner’s 50% shareholding in Nutrition Science Partners, after which Nutrition Science Partners became our consolidated subsidiary.

The following table shows the revenue of Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan for the years indicated.  Nutrition Science Partners did not have revenue for any of the years presented.  The consolidated financial statements of these joint ventures are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2020		2019		2018
	$’000%		$’000%		$’000%
Revenue
Other Ventures:
Shanghai Hutchison Pharmaceuticals	276,354	54.3	272,082	55.8	275,649	56.1
Hutchison Baiyunshan	232,368	45.7	215,403	44.2	215,838	43.9
Total	508,722	100.0	487,485	100.0	491,487	100.0

The following table shows the amount of equity in earnings of equity investees, net of tax, of our non-consolidated joint ventures for the years indicated.

	Year Ended December 31,
	2020		2019		2018
	$’000%		$’000%		$’000%
Equity in earnings of equity investees, net of tax
Oncology/Immunology:
Nutrition Science Partners(1)	—	—	100	0.3	(19,099)	(98.8)
Others	(97)	(0.1)	47	0.1	118	0.6
Other Ventures:
Shanghai Hutchison Pharmaceuticals	33,502	42.4	30,654	75.3	29,884	154.6
Hutchison Baiyunshan(2)	45,641	57.7	9,899	24.3	8,430	43.6
Total	79,046	100.0	40,700	100.0	19,333	100.0

(1)	On December 9, 2019, we acquired our joint venture partner’s 50% shareholding in Nutrition Science Partners, after which Nutrition Science Partners became our consolidated subsidiary.
(2)	The amount for the year ended December 31, 2020 includes a one-time gain of $36.0 million from land compensation for a return of land use rights to the Guangzhou government.

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

	Year Ended December 31,
	2020		2019		2018
	$’000%		$’000%		$’000%
Revenues	227,976	100.0	204,890	100.0	214,109	100.0
Cost of revenues	(188,519)	(82.7)	(160,152)	(78.2)	(143,944)	(67.2)
Research and development expenses	(174,776)	(76.7)	(138,190)	(67.4)	(114,161)	(53.3)
Selling expenses	(11,334)	(5.0)	(13,724)	(6.7)	(17,736)	(8.3)
Administrative expenses	(50,015)	(21.9)	(39,210)	(19.1)	(30,909)	(14.4)
Other income	6,934	3.0	5,281	2.6	5,986	2.8
Income tax expense	(4,829)	(2.1)	(3,274)	(1.6)	(3,964)	(1.9)
Equity in earnings of equity investees, net of tax	79,046	34.7	40,700	19.9	19,333	9.0
Net loss	(115,517)	(50.7)	(103,679)	(50.6)	(71,286)	(33.3)
Net loss attributable to our company	(125,730)	(55.2)	(106,024)	(51.7)	(74,805)	(34.9)

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

People’s Republic of China

Our subsidiaries and joint ventures incorporated in the PRC are governed by the EIT Law and regulations.  Under the EIT Law, the standard EIT rate is 25% on taxable profits as reduced by available tax losses.  Tax losses may be carried forward to offset any taxable profits for the following five years (ten years for those with HNTE status, with effective from 1 January 2018).  Hutchison MediPharma and our non-consolidated joint ventures, Shanghai Hutchison Pharmaceutical and Hutchison Baiyunshan, have been successful in their respective applications to renew their HNTE status for three years from January 1, 2020 to December 31, 2022.  Accordingly, these entities are eligible for a preferential EIT rate of 15% for the years ended December 31, 2020, 2021 and 2022.  Hutchison MediPharma (Suzhou) Limited, a wholly owned subsidiary of Hutchison MediPharma, was granted the HNTE status for three years from January 1, 2018 to December 31, 2020, and is preparing to apply to renew its status for another three years.

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

Hong Kong

Hutchison China MediTech Limited and certain of its subsidiaries are subject to Hong Kong Profits Tax laws and regulations.  Hong Kong has a two-tiered Profits Tax rates regime under which the first HK$2.0 million ($0.3 million) of assessable profits of qualifying corporations will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%.  Hong Kong Profits Tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.

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

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenue increased by 11.3% from $204.9 million for the year ended December 31, 2019 to $228.0 million for the year ended December 31, 2020, which was caused by increased revenue from both Oncology/Immunology and Other Ventures operations.

Revenue from Oncology/Immunology increased by 12.8% from $26.8 million for the year ended December 31, 2019 to $30.2 million for the year ended December 31, 2020, primarily due to an increase in revenue related to the sale of Elunate from $10.8 million for the year ended December 31, 2019 (of which $2.7 million was royalty revenue and $8.1 was revenue from sales to Eli Lilly) to $20.0 million for the year ended December 31, 2020 (of which $4.9 million was royalty revenue, $11.3 million was revenue from sales of goods primarily to Eli Lilly and $3.8 million was revenue from promotion and marketing services to Eli Lilly which commenced in October 2020) as a result of the inclusion of Elunate in the 2020 China NRDL.  This increase was offset in part by a decrease in revenue related to collaboration research and development services from $15.5 million for the year ended December 31, 2019 to $9.8 million for the year ended December 31, 2020 as there was less clinical activity subject to reimbursement from our collaboration partners.

Revenue from our Other Ventures increased by 11.0% from $178.1 million for the year ended December 31, 2019 to $197.8 million for the year ended December 31, 2020, primarily due to an increase in sales of prescription drug products. Revenue from sales of prescription drugs increased by 14.9% from $143.7 million for the year ended December 31, 2019 to $165.1 million for the year ended December 31, 2020 primarily due to increased sales by our consolidated joint venture Hutchison Sinopharm. This increase was offset in part by a decrease in sales of consumer health products which decreased by 4.9% from $34.4 million for the year ended December 31, 2019 to $32.7 million for the year ended December 31, 2020. This decrease was primarily attributable to decreased sales of infant nutrition products.

Our Other Ventures’ results of operations are affected by seasonality.  For more information, see “—Factors Affecting our Results of Operations—Other Ventures—Seasonality.”

Cost of Revenues

Our cost of revenues increased by 17.7% from $160.2 million for the year ended December 31, 2019 to $188.5 million for the year ended December 31, 2020. This increase was primarily due to increased sales by our Other Ventures.  Our cost of revenues increased at a higher rate than revenue due to an increased proportion of sales of lower margin products by Hutchison Sinopharm.  As a result, cost of revenues as a percentage of our revenues increased from 78.2% to 82.7% across these periods.

Research and Development Expenses

Our research and development expenses incurred by Oncology/Immunology increased by 26.5% from $138.2 million for the year ended December 31, 2019 to $174.8 million for the year ended December 31, 2020, which was primarily attributable to a $18.1 million increase in payments to CROs and other clinical trial related costs and a $18.5 million increase in employee compensation related and other costs.  These increased costs were due to a significant expansion of clinical activities in the U.S. and rapid organizational growth to support such expansion.  In particular, this increase was attributable to the expansion of the fruquintinib, surufatinib, HMPL-306, epitinib and HMPL-689 development programs.  As a result, research and development expenses as a percentage of our revenue increased from 67.4% to 76.7% across these periods.

Selling Expenses

Our selling expenses decreased by 17.4% from $13.7 million for the year ended December 31, 2019 to $11.3 million for the year ended December 31, 2020, primarily due to decreased marketing activities after the COVID-19 outbreak.  Selling expenses as a percentage of our revenues from our Other Ventures decreased from 7.7% to 5.6% across these periods.

Administrative Expenses

Our administrative expenses increased by 27.6% from $39.2 million for the year ended December 31, 2019 to $50.0 million for the year ended December 31, 2020.  This was primarily due to $7.0 million increase in administrative expenses incurred by Oncology/Immunology, which was mainly related to increased staff cost to support the expansion of our clinical activities. There was also an increase of $3.0 million in administrative expenses incurred by our corporate head office for organizational expansion. Administrative expenses as a percentage of our revenues increased from 19.1% to 21.9% across these periods.

Other Income

We had net other income of $5.3 million for the year ended December 31, 2019, compared to net other income of $6.9 million for the year ended December 31, 2020.  The increase was primarily due to foreign currency exchange gains of $3.0 million, offset in part by a decline in interest income of $1.7 million due to lower bank deposit rates.

Income Tax Expense

Our income tax expense increased from $3.3 million for the year ended December 31, 2019 to $4.8 million for the year ended December 31, 2020 primarily due to the accrual of withholding tax on the undistributed earnings in relation to the gain on return of land by Hutchison Baiyunshan.

Equity in Earnings of Equity Investees

Our equity in earnings of equity investees, net of tax, increased by 94.2% from $40.7 million for the year ended December 31, 2019 to $79.0 million for the year ended December 31, 2020.  This change was primarily due to the one-time gain on return of land recorded by Hutchison Baiyunshan of which our attributable portion recorded to equity in earnings of equity investees was $36.0 million for the year ended December 31, 2020.

Shanghai Hutchison Pharmaceuticals

The following table shows a summary of the results of operations of Shanghai Hutchison Pharmaceuticals for the years indicated. The consolidated financial statements of Shanghai Hutchison Pharmaceuticals are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2020		2019
	($’000)%		($’000)%
Revenue	276,354	100.0	272,082	100.0
Cost of sales	(72,163)	(26.1)	(77,313)	(28.4)
Selling expenses	(111,892)	(40.5)	(110,591)	(40.6)
Administrative expenses	(17,907)	(6.5)	(14,761)	(5.4)
Taxation charge	(10,833)	(3.9)	(11,015)	(4.0)
Profit for the year	67,020	24.3	61,301	22.5
Equity in earnings of equity investee attributable to our company	33,502	12.1	30,654	11.3

Shanghai Hutchison Pharmaceuticals’ revenue increased by 1.6% from $272.1 million for the year ended December 31, 2019 to $276.4 million for the year ended December 31, 2020, primarily due to an increase in sales of She Xiang Bao Xin pills, a vasodilator used in the treatment of heart conditions. Sales of She Xiang Bao Xin pills increased by 4.4% from $239.5 million for the year ended December 31, 2019 to $250.0 million for the year ended December 31, 2020. Additionally, revenue from Shanghai Hutchison Pharmaceutical’s distribution business decreased from $11.1 million for the year ended December 31, 2019 to $5.4 million for the year ended December 31, 2020, primarily due to lower provision of services after the discontinuation of our distribution of Seroquel.

Cost of sales decreased by 6.7% from $77.3 million for the year ended December 31, 2019 to $72.2 million for the year ended December 31, 2020, primarily due to the discontinuation of our distribution of Seroquel.  Additionally, our revenue increased at a higher rate than cost of sales due to an increased proportion of sales of higher margin She Xiang Bao Xin pills.

Selling expenses increased by 1.2% from $110.6 million for the year ended December 31, 2019 to $111.9 million for the year ended December 31, 2020, in line with the increase in revenues.

Administrative expenses increased by 21.3% from $14.8 million for the year ended December 31, 2019 to $17.9 million for the year ended December 31, 2020, primarily due to an increase in research and development expenses for new products.

Taxation charge decreased by 1.7% from $11.0 million for the year ended December 31, 2019 to $10.8 million for the year ended December 31, 2020, primarily due to more tax concessions received in the year ended December 31, 2020.

As a result of the foregoing, profit increased by 9.3% from $61.3 million for the year ended December 31, 2019 to $67.0 million for the year ended December 31, 2020.  Our equity in earnings of equity investees contributed by this joint venture was $30.7 million and $33.5 million for the years ended December 31, 2019 and 2020, respectively.

Hutchison Baiyunshan

The following table shows a summary of the results of operations of Hutchison Baiyunshan for the years indicated. The consolidated financial statements of Hutchison Baiyunshan are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2020		2019
	($’000)%		($’000)%
Revenue	232,368	100.0	215,403	100.0
Cost of sales	(115,564)	(49.7)	(100,279)	(46.6)
Selling expenses	(74,066)	(31.9)	(74,013)	(34.4)
Administrative expenses	(25,664)	(11.0)	(23,817)	(11.1)
Gain on return of land	84,667	36.4	—	—
Taxation charge	(16,494)	(7.1)	(3,634)	(1.7)
Profit attributable to equity holders of Hutchison Baiyunshan	91,276	39.3	19,792	9.2
Equity in earnings of equity investee attributable to our company	45,641	19.6	9,899	4.6

Hutchison Baiyunshan’s revenue increased by 7.9% from $215.4 million for the year ended December 31, 2019 to $232.4 million for the year ended December 31, 2020, primarily due to an increase in sales of Banlangen, an anti-viral product, after the COVID-19 outbreak.

Cost of sales increased by 15.2% from $100.3 million for the year ended December 31, 2019 to $115.6 million for the year ended December 31, 2020, primarily due to an increase in raw material costs for Banlangen.

Selling expenses remained stable at $74.0 million and $74.1 million for the years ended December 31, 2019 and 2020, respectively.

Administrative expenses increased by 7.8% from $23.8 million for the year ended December 31, 2019 to $25.7 million for the year ended December 31, 2020, primarily due to an increase in general overhead costs incurred.

Taxation charge increased by 354% from $3.6 million for the year ended December 31, 2019 to $16.5 million for the year ended December 31, 2020, primarily due to a tax of $12.7 million on a one-time gain on return of land for the year ended December 31, 2020.

As a result of the foregoing and the one-time gain on return of land of $84.7 million related to land compensation received from the Guangzhou government, profit attributable to equity holders of Hutchison Baiyunshan increased by 361% from $19.8 million for the year ended December 31, 2019 to $91.3 million for the year ended December 31, 2020.  Our equity in earnings of equity investees contributed by this joint venture was $9.9 million and $45.6 million for the years ended December 31, 2019 and 2020, respectively.

Nutrition Science Partners

Nutrition Science Partners became our consolidated subsidiary subsequent to December 9, 2019. The following table shows a summary of the results of operations of Nutrition Science Partners for the period indicated during which it was a non-consolidated joint venture. The consolidated financial statements of Nutrition Science Partners are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Period Ended December 9, 2019
	($’000)%
Revenue	—	—
Profit for the period	199	100.0
Equity in earnings of equity investee attributable to our company	100	50.0

Nutrition Science Partners had no revenues and a profit of $0.2 million for the period ended December 9, 2019.  Our equity in earnings of equity investees contributed by this joint venture was income of $0.1 million for the period ended December 9, 2019.

For more information on the financial results of our non-consolidated joint ventures, see “—Key Components of Results of Operations— Equity in Earnings of Equity Investees.”

Net Loss

As a result of the foregoing, our net loss increased from $103.7 million for the year ended December 31, 2019 to $115.5 million for the year ended December 31, 2020. Net loss attributable to our company increased from $106.0 million for the year ended December 31, 2019 to $125.7 million for the year ended December 31, 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

For a discussion of our results of operations for the year ended December 31, 2019 compared with the year ended December 31, 2018, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” of our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on March 3, 2020.

B.    Liquidity and Capital Resources.

To date, we have taken a multi-source approach to fund our operations, including through cash flows generated and dividend payments from our Other Ventures, service and milestone and upfront payments from our Oncology/Immunology collaboration partners, and bank borrowings.  Since our founding, we have received various financial support from CK Hutchison in the form of undertakings for bank borrowings, as well as investments from other third parties, proceeds from our listings on the AIM market of the London Stock Exchange in 2006 and the Nasdaq Global Select Market in 2016 and our follow-on offerings in 2017 and 2020.

Our Oncology/Immunology operations have historically not generated significant profits or have operated at a net loss, as creating potential global first-in-class or best-in-class drug candidates requires a significant investment of resources over a prolonged period of time.  As a result, we anticipate that we may need additional financing for our Oncology/Immunology operations in future periods.  See Item 3.D. “Risk Factors—Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates—Historically, our in house research and development division, known as our Oncology/Immunology operations, has not generated significant profits or has operated at a net loss.  Our future profitability is dependent on the successful commercialization of our drug candidates.”

As of December 31, 2020, we had cash and cash equivalents and short-term investments of $435.2 million and unutilized bank facilities of $69.4 million.  Substantially all of our bank deposits are at major financial institutions, which we believe are of high credit quality.  As of December 31, 2020, we had $26.9 million in bank loans, all of which was related to a term loan from HSBC.  The total weighted average cost of bank borrowings for the year ended December 31, 2020 was 1.89% per annum.  For additional information, see “—Loan Facilities.”

Certain of our subsidiaries and non-consolidated joint ventures, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital.  There is no fixed percentage of after-tax profit required to be set aside for the general reserves for our PRC joint ventures.  Profit appropriated to the reserve funds for our subsidiaries and non-consolidated joint ventures incorporated in the PRC was approximately $15,000, $51,000 and $44,000 for the years ended December 31, 2018, 2019 and 2020, respectively.  In addition, as a result of PRC regulations restricting dividend distributions from such reserve funds and from a company’s registered capital, our PRC subsidiaries are restricted in their ability to transfer a certain amount of their net assets to us as cash dividends, loans or advances.  This restricted portion amounted to $0.2 million as of December 31, 2020.  Although we do not currently require any such dividends, loans or advances from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources.  For more information, see Item 4.B. “Business Overview—Regulation—PRC Regulation of Foreign Currency Exchange, Offshore Investment and State-Owned Assets—Regulation on Investment in Foreign invested Enterprises—Regulation on Dividend Distribution.”

In addition, our non-consolidated joint ventures held an aggregate of $89.1 million in cash and cash equivalents and no bank borrowings as of December 31, 2020.  These cash and cash equivalents are only accessible by us through dividend payments from these joint ventures.  The level of dividends declared by these joint ventures is subject to agreement each year between us and our joint venture partners based on the profitability and working capital needs of the joint ventures.  As a result, we cannot guarantee that these joint ventures will continue to pay dividends to us in the future at the same rate we have enjoyed in the past, or at all, which may have a material adverse effect on our liquidity and capital resources.  For more information, see Item 3.D. “Risk Factors—Risks Relating to Other Ventures and Sales of Our Commercial-stage Drug Candidates—As a significant portion of the operations of our Other Ventures is conducted through joint ventures, we are largely dependent on the success of our joint ventures and our receipt of dividends or other payments from our joint ventures for cash to fund our operations.”

We believe that our current levels of cash and cash equivalents, short-term investments, along with cash flows from operations, dividend payments and unutilized bank borrowings, will be sufficient to meet our anticipated cash needs for at least the next 12 months.  However, we may require additional financing in order to fund all of the clinical development efforts that we plan to undertake to accelerate the development of our clinical-stage drug candidates.  For more information, see Item 3.D. “Risk Factors—Risks Relating to Our Financial Position and Need for Capital.”

	Year Ended December 31,
	2020	2019	2018

	($’000)
Cash Flow Data:
Net cash used in operating activities	(62,066)	(80,912)	(32,847)
Net cash (used in)/generated from investing activities	(125,441)	119,028	43,752
Net cash generated from/(used in) financing activities	296,434	(1,493)	(8,231)
Net increase in cash and cash equivalents	108,927	36,623	2,674
Effect of exchange rate changes	5,546	(1,502)	(1,903)
Cash and cash equivalents at beginning of the year	121,157	86,036	85,265
Cash and cash equivalents at end of the year	235,630	121,157	86,036

Net Cash used in Operating Activities

Net cash used in operating activities was $80.9 million for the year ended December 31, 2019, compared to net cash used in operating activities of $62.1 million for the year ended December 31, 2020.  The net change of $18.8 million was primarily attributable to an increase in dividends received from Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan of $58.6 million from $28.1 million for the year ended December 31, 2019 to $86.7 million for the year ended December 31, 2020. The net change was partially offset by higher net losses, primarily due to an increase in research and development expenses of $36.6 million from $138.2 million for the year ended December 31, 2019 to $174.8 million for the year ended December 31, 2020.

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

Net Cash (used in)/generated from Investing Activities

Net cash generated from investing activities was $119.0 million for the year ended December 31, 2019, compared to net cash used in investing activities of $125.4 million for the year ended December 31, 2020.  The net change of $244.4 million was primarily attributable to a net withdrawal of deposits in short-term investments of $118.9 million for the year ended December 31, 2019 compared to a net deposit in short-term investments of $103.5 million for the year ended December 31, 2020. The net change was also attributable to a purchase of leasehold land of $11.6 million in Shanghai.

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

Net Cash generated from/(used in) Financing Activities

Net cash used in financing activities was $1.5 million for the year ended December 31, 2019, compared to net cash generated from financing activities of $296.4 million for the year ended December 31, 2020.  The net change of $297.9 million was primarily attributable to net proceeds of $310.0 million from our follow-on offering in the United States in January 2020 and private placements in July 2020 and November 2020.

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

Loan Facilities

In November 2018, our subsidiary Hutchison China MediTech (HK) Limited, or HCM HK, renewed a three-year revolving loan facility with HSBC.  The facility amount of this loan is HK$234.0 million ($30.0 million) with an interest rate at the Hong Kong Inter-bank Offered Rate, or HIBOR, plus 0.85% per annum.  This credit facility is guaranteed by us and includes certain financial covenant requirements.  No amount was drawn from this loan facility as of December 31, 2020.

In August 2018, HCM HK entered into a credit facility agreement with each of Bank of America, N.A. and Deutsche Bank AG for the provision of unsecured credit facilities in the aggregate amount of HK$507.0 million ($65.0 million).  The credit facility with Bank of America, N.A. is a HK$351.0 million ($45.0 million) revolving loan facility, with a term of 24 months and an interest rate at HIBOR plus 1.35% per annum.  The credit facility with Deutsche Bank AG is a HK$156.0 million ($20.0 million) revolving loan facility with a term of 24 months and an interest rate at HIBOR plus 1.35% per annum.  Each of these credit facilities expired in August 2020.

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

In May 2019, HCM HK entered into additional credit facility arrangements with HSBC for the provision of unsecured credit facilities in the aggregate amount of HK$400.0 million ($51.3 million).  The 3-year credit facilities include (i) a HK$210.0 million ($26.9 million) term loan facility and (ii) a HK$190.0 million ($24.4 million) revolving loan facility, both with an interest rate at HIBOR plus 0.85% per annum.  These credit facilities are guaranteed by us and include certain financial covenant requirements.  In October 2019, we drew down HK$210.0 million ($26.9 million) from the term loan facility and as of December 31, 2020, no amount was drawn from the revolving loan facility.

In August 2020, HCM HK entered into a 24-month revolving credit facility with Deutsche Bank AG in the amount of HK$117.0 million ($15.0 million) with an interest rate of HIBOR plus 4.5% per annum. This revolving facility is guaranteed by us and includes certain financial covenant requirements. As of December 31, 2020, no amount was drawn from the revolving loan facility.

Our non-consolidated joint ventures Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan had no bank borrowings outstanding as of December 31, 2020.

Capital Expenditures

We had capital expenditures of $6.4 million, $8.6 million and $19.6 million, for the years ended December 31, 2018, 2019 and 2020, respectively.  Our capital expenditures during these periods were primarily used for the purchases of property, plant and equipment to expand the Hutchison MediPharma research facilities and the manufacturing facility in Suzhou, China, and acquiring leasehold land for a new large-scale manufacturing facility for innovative drugs in Shanghai, China.  Our capital expenditures have been primarily funded by cash flows from operations and proceeds from our initial public and follow-on offerings in the United States and other equity offerings.

As of December 31, 2020, we had commitments for capital expenditures of approximately $5.1 million, primarily for the construction of the new manufacturing facility in Shanghai.  We expect to fund these capital expenditures through cash flows from operations, bank borrowings and existing cash resources.

Our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals had capital expenditures of $5.2 million, $4.6 million and $2.4 million for the years ended December 31, 2018, 2019 and 2020, respectively.  These capital expenditures were primarily related to the improvements of the production facilities in Shanghai. These capital expenditures were primarily funded through cash flows from operations of Shanghai Hutchison Pharmaceuticals.

Our non-consolidated joint venture Hutchison Baiyunshan had capital expenditures of $5.4 million, $3.4 million and $2.3 million for the years ended December 31, 2018, 2019 and 2020, respectively.  These capital expenditures were primarily related to the construction and improvements of the production facilities in Guangzhou and Bozhou.  These capital expenditures were primarily funded through cash flows from operations of Hutchison Baiyunshan.

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

E.    Off-balance Sheet Arrangements.

We do not currently or during the periods presented have any material off-balance sheet arrangements as defined under the rules of the SEC.

F.    Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations as of December 31, 2020.  Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid.  Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories, warehouse, offices and other assets under non-cancellable lease agreements.

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1‑3 Years	3‑5 Years	5 Years

	($’000)
Bank borrowings	26,923	—	26,923	—	—
Interest on bank borrowings	393	277	116	—	—
Purchase obligations	5,053	5,053	—	—	—
Lease obligations	12,420	3,349	5,481	2,128	1,462
Total	44,789	8,679	32,520	2,128	1,462

Shanghai Hutchison Pharmaceuticals

The following table sets forth the contractual obligations of our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals as of December 31, 2020. Shanghai Hutchison Pharmaceuticals’ purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. Shanghai Hutchison Pharmaceuticals’ lease obligations primarily comprise future aggregate minimum lease payments in respect of various offices under non-cancellable lease agreements.

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1‑3 Years	3‑5 Years	5 Years

	($’000)
Purchase obligations	902	902	—	—	—
Lease obligations	154	135	19	—	—
Total	1,056	1,037	19	—	—

Hutchison Baiyunshan

The following table sets forth the contractual obligations of our non-consolidated joint venture Hutchison Baiyunshan as of December 31, 2020. Hutchison Baiyunshan’s purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. Hutchison Baiyunshan’s lease obligations primarily comprise future aggregate minimum lease payments in respect of various warehouses under non-cancellable lease agreements.

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1‑3 Years	3‑5 Years	5 Years

	($’000)
Purchase obligations	1,633	1,633	—	—	—
Lease obligations	905	598	307	—	—
Total	2,538	2,231	307	—	—

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Most of our revenue and expenses are denominated in renminbi, and our consolidated financial statements are presented in U.S. dollars.  We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk.  Although, in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the renminbi because the value of our business is effectively denominated in renminbi, while the ADSs will be traded in U.S. dollars.

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

Interest Rate Risk

We have no significant interest-bearing assets except for bank deposits.  Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk.  We have not used any interest rate swaps to hedge our exposure to interest rate risk.  We have performed sensitivity analysis for the effects on our results for the year from changes in interest rates on floating rate borrowings.  The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant.  According to the analysis, the impact on our net loss of a 1.0% interest rate shift would be a maximum increase/decrease of $0.3 million for the year ended December 31, 2020.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations.  According to the National Bureau of Statistics of China, the Consumer Price Index in China increased by 1.9%, 4.5% and 0.2% in 2018, 2019 and 2020, respectively.  Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent Accounting Pronouncements

See Note 3 to our consolidated financial statements included in this annual report for information regarding recent accounting pronouncements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management.

Below is a list of the names and ages of our directors and officers as of March 1, 2021, and a brief account of the business experience of each of them. The business address for our directors and officers is c/o Hutchison China MediTech Limited, Level 18, The Metropolis Tower, 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong.

Name	Age	Position
Simon To	69	Executive Director and Chairman
Christian Hogg	55	Executive Director and Chief Executive Officer
Johnny Cheng	54	Executive Director and Chief Financial Officer
Weiguo Su, Ph.D.	63	Executive Director and Chief Scientific Officer
Dan Eldar, Ph.D.	67	Non-executive Director
Edith Shih	69	Non-executive Director and Company Secretary
Paul Carter	60	Senior Independent Non-executive Director
Karen Ferrante, M.D.	63	Independent Non-executive Director
Graeme Jack	70	Independent Non-executive Director
Tony Mok, M.D.	60	Independent Non-executive Director
May Wang, Ph.D.	57	Senior Vice President, Business Development & Strategic Alliances
Zhenping Wu, Ph.D.	61	Senior Vice President, Pharmaceutical Sciences
Mark Lee	43	Senior Vice President, Corporate Finance & Development

Simon To has been a director since 2000 and an executive director and the chairman of our board of directors since 2006. He is also a member of our nomination committee, remuneration committee and technical committee. He is the managing director of Hutchison Whampoa (China) Limited and has been with Hutchison Whampoa (China) Limited for over 40 years, building its business from a small trading company to a multi-billion dollar investment group. He has negotiated major transactions with multinational corporations such as Procter & Gamble, or P&G, Lockheed, Pirelli, Beiersdorf, United Airlines and British Airways. He is currently the chairman of the board of directors of Gama Aviation Plc and formerly served as independent non-executive director on the boards of China Southern Airlines Company Limited and Air China Limited. Mr. To’s career in China spans more than 45 years. He is the original founder of the China healthcare business of Hutchison Whampoa Limited (currently a subsidiary of CK Hutchison) and has been instrumental in its acquisitions made to date. He received a bachelor’s degree in mechanical engineering from Imperial College, London and a master in business administration from Stanford University’s Graduate School of Business.

Christian Hogg has been an executive director and our chief executive officer since 2006. He is also a member of our technical committee. He was a member of our nomination committee from April 2019 to December 2020. He joined the business in 2000, as its first employee, and has since led all aspects of the creation, implementation and management of our strategy, business and listings. This includes the establishment of our Oncology/Immunology operations which now have an organization of about 1,200 scientific and commercial personnel involved in the launch of its first two oncology drugs, Elunate and Sulanda in China, as well as the management of global clinical development activities on our portfolio of ten in-house discovered novel oncology drug candidates. Furthermore, Mr. Hogg oversaw the acquisition and operational integration of assets that led to the formation of our Other Ventures operations, which manufacture, market and distribute prescription drugs and consumer health products, covering an extensive network of hospitals across China. Prior to joining us, he spent ten years with P&G, starting in the United States in Finance and then Brand Management in the Laundry and Cleaning Products Division. He then moved to China to manage P&G’s detergent business, followed by a move to Brussels to run P&G’s global bleach business. Mr. Hogg received a bachelor’s degree in civil engineering from the University of Edinburgh and a master in business administration from the University of Tennessee.

Johnny Cheng has been an executive director since 2011 and our chief financial officer since 2008. He was a member of our nomination committee from April 2019 to December 2020. Prior to joining our company, Mr. Cheng was vice president, finance of Bristol Myers Squibb in China and was a director of Sino-American Shanghai Squibb Pharmaceuticals Ltd. and Bristol-Myers Squibb (China) Investment Co. Ltd. in Shanghai between late 2006 and 2008. Mr. Cheng started his career as an auditor with Price Waterhouse (currently PricewaterhouseCoopers) in Australia and then KPMG in Beijing before spending eight years with Nestlé China where he was in charge of a number of finance and control functions in various operations. Mr. Cheng received a bachelor of economics, accounting major from the University of Adelaide and is a member of Chartered Accountants Australia and New Zealand.

Weiguo Su has been an executive director since 2017 and has been our executive vice president and chief scientific officer since 2012. He is also a member of our technical committee. He was a member of our nomination committee from April 2019 to December 2020. Dr. Su has headed all drug discovery and research since he joined our company, including master-minding our scientific strategy, being a key leader of our Oncology/Immunology operations, and responsible for the discovery of each and every small molecule drug candidate in our product pipeline. Prior to joining our company in 2005, Dr. Su spent 15 years with the U.S. Research and Development Department of Pfizer, Inc. with his last position as director of the Medicinal Chemistry Department. In March 2017, he was granted the prestigious award by the China Pharmaceutical Innovation and Research Development Association (PhIRDA) as one of the Most Influential Drug R&D Leaders in China. Dr. Su received a bachelor of science degree in chemistry from Fudan University in Shanghai. He completed a Ph.D.  and post-doctoral fellowship in chemistry at Harvard University under the guidance of Nobel Laureate Professor E. J. Corey.

Dan Eldar has been a non-executive director since 2016. He was a member of our nomination committee from April 2019 to December 2020. He has more than 30 years of experience as a senior executive, leading global operations in telecommunications, water, biotech and healthcare. He is an executive director of Hutchison Water Israel Ltd (an associated company of CK Hutchison) which focuses on large scale projects including desalination, wastewater treatment and water reuse. He was formerly an independent non-executive director of Leumi Card Ltd., a subsidiary of Bank Leumi Le-Israel B.M., one of Israel’s leading credit card companies. Dr. Eldar holds a Ph.D. degree in government from Harvard University, master of arts degree in government from Harvard University, master of arts degree in political science and public administration from the Hebrew University of Jerusalem and a bachelor of arts degree in political science from the Hebrew University of Jerusalem.

Edith Shih has been a non-executive director and company secretary of our company since 2006 and company secretary of Group companies since 2000. She was a member of our nomination committee from April 2019 to December 2020. She is also an executive director and company secretary of CK Hutchison. She has been with the Cheung Kong (Holdings) Limited group, or CKH, since 1989 and with Hutchison Whampoa Limited, or HWL, from 1991 to 2015. Both CKH and HWL became wholly-owned subsidiaries of CK Hutchison in 2015. She has acted in various capacities within the HWL group, including head group general counsel and company secretary of HWL and director and company secretary of HWL subsidiaries and associated companies. Ms. Shih is a non-executive director of Hutchison Telecommunications Hong Kong Holdings Limited and Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust; and a member of board of commissioners of PT Duta Intidaya Tbk. The aforementioned companies are either the subsidiaries or associated companies of CK Hutchison of which Ms. Shih has oversight. She has over 35 years of experience in legal, regulatory, corporate finance, compliance and corporate governance fields. She is the immediate past international president and current member of the executive committee of The Chartered Governance Institute, or CGI, as well as a past president and current chairperson of various committees and panels of The Hong Kong Institute of Chartered Secretaries, or HKICS. She is also chairman of the process review panel for the Financial Reporting Council and a panel member of the Securities and Futures Appeals Tribunal and the immediate past chairman of the governance committee of the Hong Kong Institute of Certified Public Accountants. Ms. Shih is a solicitor qualified in England and Wales, Hong Kong and Victoria, Australia and a fellow of both the CGI and HKICS, holding chartered secretary and chartered governance professional dual designations. Ms. Shih holds a bachelor of science degree in education and a master of arts degree from the University of the Philippines and a master of arts degree and a master of education degree from Columbia University, New York.

Paul Carter has been a senior independent non-executive director since 2017. He is also the chairman of our remuneration committee and a member of our audit committee and technical committee. He was a member of our nomination committee from April 2019 to December 2020. He has more than 26 years of experience in the pharmaceutical industry. From 2006 to 2016, Mr. Carter served in various senior executive roles at Gilead Sciences, Inc., or Gilead, a research-based biopharmaceutical company, with the last position as executive vice president, commercial operations. In this role, Mr. Carter headed the worldwide commercial organization responsible for the launch and commercialization of all of Gilead’s products.  Prior to joining Gilead, he spent 14 years with GlaxoSmithKline plc and its group companies, with the last position as regional head of the international business in Asia. He is currently a director of Mallinckrodt plc and Immatics N.V. He is the chairman of Evox Therapeutics and a retained advisor to several firms active in the life sciences sector. He was formerly a director of Alder Biopharmaceuticals, Inc. Mr. Carter holds a degree in business studies from the Ealing School of Business and Management (now merged into University of West London) and is a fellow of the Chartered Institute of Management Accountants in the United Kingdom.

Karen Ferrante has been an independent non-executive director since 2017. She is also the chairman of our technical committee and a member of our audit committee. She was a member of our nomination committee from April 2019 to December 2020. She has more than 26 years of experience in the pharmaceutical industry. She was the former chief medical officer and head of research and development of Tokai Pharmaceuticals, Inc., a biopharmaceutical company focused on developing and commercializing innovative therapies for prostate cancer and other hormonally driven diseases. From September 2007 to July 2013, Dr. Ferrante held senior positions at Millennium Pharmaceuticals, Inc. and its parent company, Takeda Pharmaceutical Company Limited, including chief medical officer and most recently as oncology therapeutic area and Cambridge USA site head. From 1999 to 2007, she held positions of increasing responsibility at Pfizer Inc., with the last position as vice president, oncology development.  Dr. Ferrante is currently a member of the board of directors of MacroGenics, Inc. and Cogent Biosciences, Inc. (formerly Unum Therapeutics Inc.). Dr. Ferrante was previously a director of Baxalta Incorporated until it was acquired by Shire plc in 2016 and a director of Progenics Pharmaceuticals, Inc. until it was acquired by Lantheus Holdings, Inc. in 2020. She is an author of a number of papers in the field of oncology, an active participant in academic and professional associations and symposia and holder of several patents. Dr. Ferrante holds a bachelor of science degree in chemistry and biology from Providence College and a Doctor of Medicine from Georgetown University.

Graeme Jack has been an independent non-executive director since 2017. He is also the chairman of our audit committee and a member of our nomination committee and remuneration committee. He has more than 40 years of experience in finance and audit. He retired as partner of PricewaterhouseCoopers in 2006 after a distinguished career with the firm for over 33 years. He is currently an independent non-executive director of The Greenbrier Companies, Inc. (an international supplier of equipment and services to the freight rail transportation markets), Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust (a developer and operator of deep water container terminals) and of COSCO SHIPPING Development Co., Ltd., formerly known as “China Shipping Container Lines Company Limited” (an integrated financial services platform principally engaged in vessel and container leasing). He holds a bachelor of commerce degree from the University of New South Wales, Australia and is a Fellow of the Hong Kong Institute of Certified Public Accountants and an Associate of Chartered Accountants Australia and New Zealand.

Tony Mok has been an independent non-executive director since 2017. He is also the chairman of our nomination committee and a member of our technical committee. Professor Mok has more than 31 years of experience in clinical oncology with his main research interest focusing on biomarker and molecular targeted therapy in lung cancer. He is currently Li Shu Fan Medical Foundation named professor and chairman of department of clinical oncology at The Chinese University of Hong Kong. Professor Mok has contributed to over 250 articles in international peer-reviewed journals, as well as multiple editorials and textbooks.  In October 2018, Professor Mok was the first Chinese to be bestowed with the European Society for Medical Oncology Lifetime Achievement Award, one of the most prestigious international honors and recognitions given to cancer researchers, for his contribution to and leadership in lung cancer research worldwide. He is a non-executive director of AstraZeneca plc, a board director of the ASCO and a steering committee member of the Chinese Society of Clinical Oncology. He is also the past president of the International Association for the Study of Lung Cancer, and co-founder of Sanomics Limited and Aurora Tele-Oncology Limited. Professor Mok is also closely affiliated with the oncology community in China and has been awarded an Honorary Professorship at Guangdong Province People’s Hospital, Guest Professorship at Peking Union Medical College Hospital and Visiting Professorship at Shanghai Jiao Tong University. He received his bachelor of medical science degree and a Doctor of Medicine from University of Alberta, Canada. He is also a fellow of the Royal College of Physicians and Surgeons of Canada, Hong Kong College of Physicians, Hong Kong Academy of Medicine, Royal College of Physicians of Edinburgh and ASCO.

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

B.    Compensation.

Executive Officer Compensation

Summary Compensation Table

The following table sets forth the compensation paid or accrued during the fiscal year ended December 31, 2020 to our chief executive officer, chief financial officer, chief scientific officer and other executive officers on an aggregate basis.

	Salary			Taxable	Non-taxable	Pension
	and fees		Bonus(4)	benefits	benefits	contributions	Total
Name and Principal Position	($)		($)	($)	($)	($)	($)
Christian Hogg	458,076	(1)(2)	897,435	17,820	9,936	29,369	1,412,636
Johnny Cheng	380,141	(3)	371,794	—	9,936	27,091	788,962
Weiguo Su	420,894	(2)	735,930	10,000	6,471	32,229	1,205,524
Other Executive Officers in the Aggregate	647,049		963,480	6,410	27,309	37,847	1,682,095

Notes:

(1)

Director’s fees received from the subsidiaries of the Company during the period he served as director that were paid to a subsidiary or an intermediate holding company of the Company are not included in the amounts above.

(2)	Amount includes director’s fees of $75,000.
(3)	Amount includes director’s fees of $70,000.
(4)

In December 2013 and March 2014, we awarded cash retention bonuses to certain of our executive officers in the aggregate amount of $2,977,751. Each such executive officer receives portions of his or her retention bonus upon certain dates in the future depending on when the bonus was granted and, in each case, assuming he or she remains employed by our company on such future dates. No amounts in relation to such cash retention bonuses were paid in 2020.

Employment Arrangements with our Executive Officers

Offer Letters for Executive Officers at Hutchison China MediTech Limited and Hutchison MediPharma (Hong Kong) Limited

We have entered into employment offer letters with each of our executive officers who is employed by our Hong Kong subsidiaries, HCM HK or Hutchison MediPharma (Hong Kong) Limited, namely Mr. Christian Hogg, Mr. Johnny Cheng and Mr. Mark Lee. Under these our executives receive compensation in the form of salaries, discretionary bonuses, participation in the Hutchison Provident Fund retirement scheme, medical coverage under the CK Hutchison Group Medical Scheme, personal accident insurance and annual leave. None of the employment arrangements provide benefits to our executive officers upon termination. We may terminate employment by giving the executive three months’ prior written notice. The executive officer may also voluntarily terminate his employment with us upon not less than three months’ prior written notice to us.

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

Share Options

The following table sets forth information concerning the outstanding equity awards held by our chief executive officer, chief financial officer, chief scientific officer and other executive officers on an aggregate basis as of December 31, 2020.

				Number of	Number of
	Number of			unexercised	unexercised
	unexercised	Number of		options in	options in
	shares which	unexercised	Shares	the form of	the form of	Option
	are	shares which are	exercise	ADRs which are	ADRs which are	exercise	Option
	exercisable	unexercisable	price	exercisable	unexercisable	price	expiration
Name and Principal Position	(#)	(#)	(£/share)	(#)	(#)	($/ADR)	date
Christian Hogg	—	—	n/a	—	258,340	22.09	Apr. 27, 2030
Christian Hogg	—	—	n/a	—	7,922	29.00	Dec. 13, 2030
Johnny Cheng	—	—	n/a	—	80,380	22.09	Apr. 27, 2030
Weiguo Su	3,000,000	—	1.97	—	—	n/a	Dec. 19, 2023
Weiguo Su	750,000	250,000	3.105	—	—	n/a	Mar. 26, 2027
Weiguo Su	500,000	500,000	4.974	—	—	n/a	Mar. 18, 2028
Weiguo Su	—	—	n/a	—	157,940	22.09	Apr. 27, 2030
Weiguo Su	—	—	n/a	—	3,792	29.00	Dec. 13, 2030
Other Executive Officers in the Aggregate	2,936,860	—	1.97	—	—	n/a	Dec. 19, 2023
Other Executive Officers in the Aggregate	—	—	n/a	—	171,540	22.09	Apr. 27, 2030
Other Executive Officers in the Aggregate	—	—	n/a	—	8,583	29.00	Dec. 13, 2030

Long-Term Incentive Compensation

The following table sets forth information concerning the outstanding LTIP grants held by our chief executive officer, chief financial officer, chief scientific officer and other executive officers on an aggregate basis as of December 31, 2020.

Maximum
Aggregate
Value of
Name and Principal Position	LTIP awards(1)
Christian Hogg	$1,580,193
Johnny Cheng	$640,443
Weiguo Su	$1,407,120
Other Executive Officers in the Aggregate	$1,097,278

(1)

The amounts reflected in the table above represent the maximum aggregate value of all LTIP awards outstanding as of December 31, 2020. The LTIP awards are conditional upon the achievement of annual performance targets for the fiscal year 2020. The amounts reflected in the table above assume the maximum amount that may be paid under these contingent LTIP awards. The LTIP awards will be settled in a variable number of shares based on a fixed monetary amount awarded upon achievement of performance targets. An independent third-party trustee who administers the LTIP purchased shares of our company on either the AIM or Nasdaq market which will be used to settle the LTIP awards. See “Outstanding Awards” for more details.

Director Compensation

The following table sets forth a summary of the compensation we paid to our directors other than Christian Hogg, Johnny Cheng and Weiguo Su during 2020.

		Value of LTIP Awards
	Fees Earned or	Received and Vested in 4 years
Name of Director	Paid in Cash	at 25% each year
	($)	($)
Simon To	$80,000(1)	$200,000
Dan Eldar	$70,000	$200,000
Edith Shih	$70,000(2)	$200,000
Paul Carter	$117,000	$200,000
Karen Ferrante	$102,500	$200,000
Graeme Jack	$104,000	$200,000
Tony Mok	$84,000	$200,000

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

Equity Compensation Schemes and Other Benefit Plans

We have two share option schemes. We refer to these collectively as the Option Schemes. Our shareholder adopted the first option scheme, or the 2005 Option Scheme, in June 2005, and it was subsequently approved by the shareholders of Hutchison Whampoa Limited, our then majority shareholder, in May 2006 and later amended by our board of directors in March 2007. This share option scheme expired in 2016.  In April 2015, our shareholders adopted the second option scheme, or the 2015 Option Scheme, which was later approved by the shareholders of CK Hutchison, the ultimate parent of our then majority shareholder, in May 2016.

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

Our Option Schemes, our LTIP and the 2014 Hutchison MediPharma Option Scheme each terminate on the tenth anniversary of their adoption. Each may also be terminated by its board of directors at any time. Any termination of a scheme is without prejudice to the awards outstanding at such time. Options are no longer being granted under the 2005 Option Scheme or the 2008 Hutchison MediPharma Option Scheme, but outstanding awards under the 2005 Option Scheme continue to be governed by the terms thereof.

The following describes the material terms of our Option Schemes, our LTIP and the Hutchison MediPharma Option Schemes, or collectively the Schemes.

Awards and Eligible Grantees. The Schemes provide for the award of share options exercisable for ordinary shares of our company (in the case of the Option Schemes) or ordinary shares of Hutchison MediPharma Holdings (in the case of the Hutchison MediPharma Option Schemes) to Eligible Employees (as defined in the Option Schemes) or non-executive directors (excluding any independent non-executive directors under the Option Schemes).

Under our LTIP, awards in the form of contingent rights to receive either shares or cash payments may be granted to the directors of our company, directors of our subsidiaries and employees of our company, subsidiaries, affiliates or such other companies as determined by our board of directors in its absolute discretion.

Scheme Administration. Our board of directors has delegated its authority for administering our Option Schemes and our LTIP to our remuneration committee. The board of directors of Hutchison MediPharma Holdings is responsible for administering the Hutchison MediPharma Option Schemes. Each such plan administrator has the authority to, among other things, select participants and determine the amount and terms and conditions of the awards under the applicable Schemes as it deems necessary and proper, subject to the restrictions described in “—Restrictions on Grants” below.

Restrictions on Grants. Under the Option Schemes, grants may not be made to independent non-executive directors. Furthermore, those grants may not be made to any of our employees or directors if such person is also a director, chief executive or substantial shareholder of any of our direct or indirect parent companies which is listed on a stock exchange or any of its associates without approval by the independent non-executive directors of such parent company (excluding any independent non-executive director who is a proposed grantee). In addition, approval by our shareholders and the shareholders of such listed parent company is required if an option grant under our Option Schemes is to be made to a substantial shareholder or independent non-executive director of a listed parent company or any of its associates and, upon exercise of such grant and any other grants made during the prior 12-month period to that shareholder, that individual would receive an amount of our ordinary shares equal or greater than 0.1% of our total outstanding shares or with an aggregate value in excess of HK$5 million (equivalent to $0.6 million as of December 31, 2017). The Hutchison MediPharma Option Schemes do not contain these restrictions.

In addition, options under our Option Schemes and the Hutchison MediPharma Option Schemes may not be granted to any individual if, upon the exercise of such options, the individual would receive an amount of shares when aggregated with all other options granted to such individual under the applicable Scheme in the 12-month period up to and including the grant date, that exceeds 1% of the total shares outstanding of the company granting the award on such date. In the event a grant of share options would exceed 1% of the total number of issued shares of Hutchison MediPharma Holdings, our company must also approve the grant. There are no individual limits under our LTIP.

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

Under our Option Schemes and the Hutchison MediPharma Option Schemes, if a participant has committed any misconduct or any conduct making such participant’s service terminable for cause, all options (whether vested or unvested) lapse unless the respective board of directors otherwise determines in its absolute discretion. Options may be exercised to the extent vested where a participant’s service ceases due to the participant’s death, serious illness, injury, disability, retirement at the applicable retirement age, or earlier if determined by the participant’s employer, or if a participant’s service ceases for any other reason other than for cause.

Under our LTIP, if a participant’s employment or service with our company or its subsidiaries is terminated for cause or if the participant breaches certain provisions in our LTIP restricting the transfer of awards by grantees and imposing non-competition obligations on grantees, all unvested awards are automatically cancelled. Where a participant’s employment or service ceases for any reason other than the reasons listed above (including due to the participant’s resignation, retirement, death or disability or upon the non-renewal of such participant’s employment or service agreement other than for cause), our board of directors may determine at its discretion whether unvested awards shall be deemed vested.

Exercise Price. The exercise price for each share pursuant to the initial options granted under the 2005 Option Scheme was a price determined by our board of directors at the date of grant, and for grants made thereafter, the exercise price was the Market Value of a share at the date of grant (as defined in our Option Schemes). The exercise price for each share pursuant to options granted under our 2008 Hutchison MediPharma Option Scheme was a price determined by the board of directors of Hutchison MediPharma Holdings.

The exercise price for each share pursuant to the options granted under the 2015 Option Scheme must be the Market Value of a share at the date of grant (as defined in our Option Schemes). The exercise price for each share pursuant to options granted under the 2014 Hutchison MediPharma Option Scheme will be determined by the boards of directors of Hutchison MediPharma Holdings at the date of grant.

Non-transferability of Awards. Awards may not be transferred except in the case of a participant’s death by the terms of each Scheme.

Takeover or Scheme of Arrangement. In the event of a general or partial offer for the shares of our company (under our Option Schemes) or Hutchison MediPharma Holdings (under the Hutchison MediPharma Option Schemes), whether by way of takeover, offer, share repurchase offer, or scheme of arrangement, the affected company is required to use all reasonable endeavors to procure that such offer is extended to all holders of options granted by such company on the same terms as those applying to shareholders. Both vested and unvested options may be exercised up until (i) the closing date of any such offer, (ii) the record date for entitlements under a scheme of arrangement, or (iii) two business days prior to any general meeting of members convened to consider such offer (under the 2014 Hutchison MediPharma Option Scheme), and will lapse thereafter. Certain options may also be exercised on a voluntary winding up of our company or Hutchison MediPharma Holdings, as the case may be.

Under our LTIP, in the event of a general offer for all the shares of our company, whether by way of takeover or scheme of arrangement, or if our company is to be voluntarily wound up, our board of directors shall determine in its discretion whether outstanding unvested awards will vest and the period within which such awards will vest.

Amendment. Our Option Schemes require that amendments of a material nature only be made with the approval of our shareholders. The Hutchison MediPharma Option Schemes may be altered by the board of directors of our company or Hutchison MediPharma Holdings, as the case may be, but any amendments which provide a material advantage to grantees cannot take effect without shareholders’ approval.

Our board of directors may alter our LTIP, but amendments which are of a material nature cannot take effect without shareholders’ approval, unless the changes take effect automatically under the terms of our LTIP.

Authorized Shares. Under our 2015 Option Scheme, our board of directors may “refresh” the scheme limit from time to time provided that the total number of shares which may be issued upon exercise of all options to be granted under our Option Schemes shall not exceed 10% of our total shares outstanding on such date. In addition, the limit on the number of shares which may be issued upon exercise of all outstanding options granted and not yet exercised under the 2015 Option Scheme and any options granted and not yet exercised under any other schemes must not exceed 10% of the shares of the company in issue from time to time. In April 2020, our shareholders approved a refresh of the 2015 Option Scheme.

Following the 2015 Option Scheme refresh discussed above, subject to certain adjustments for share splits, share consolidations and other changes in capitalization, the maximum number of shares that may be issued upon exercise of all options granted may not in the aggregate exceed: (i) 5% of our shares outstanding on April 27, 2020 or (ii) 5% of the shares of Hutchison MediPharma Holdings outstanding on the date of adoption under the 2014 Hutchison MediPharma Option Scheme. Share awards under our LTIP may not exceed 5% of our shares outstanding on the adoption date of our LTIP.

Outstanding Awards

In the year ended December 31, 2020, we granted options to purchase an aggregate of 15,437,080 ordinary shares, representing approximately 2.1% of our outstanding share capital, at a weighted average exercise price of £3.71 ($5.01) per share under the 2015 Option Scheme. The options expire 10 years from the date of grant.

As of December 31, 2020, the following options were outstanding:

●	options to purchase an aggregate of 1,116,180 ordinary shares, representing approximately 0.2% of our outstanding share capital, at a weighted average exercise price of £0.55 ($0.74) per ordinary share under the 2005 Option Scheme, and
●	options to purchase an aggregate of 28,044,810 ordinary shares, representing approximately 3.9% of the outstanding share capital, at a weighted average exercise price of £3.53 ($4.77) per ordinary share under the 2015 Option Scheme.

In the year ended December 31, 2020, we granted awards under our LTIP to 373 senior managers, executives and directors, giving them a conditional right to receive ordinary shares to be purchased by the third-party trustee up to an aggregate maximum cash amount of $39,411,820. These awards are related to the achievement of performance targets. These LTIP awards vest after three years, subject to the continued employment of the LTIP holder.

In the year ended December 31, 2020, we granted non-performance LTIP awards in a total of $950,000 to three senior executives, which vests over four years at 25% per year subject to the continued employment of our LTIP holder. We also granted non-performance LTIP awards of $200,000 each to seven of our directors which are subject to a vesting schedule of 25% per year over four years.

As of December 31, 2020, LTIP awards representing a maximum cash amount of $34,491,924 were outstanding.

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

Technical Committee

Our technical committee consists of Karen Ferrante, Paul Carter, Simon To, Christian Hogg, Weiguo Su and Tony Mok, with Karen Ferrante serving as chairperson of the committee. The technical committee’s responsibility is to consider, from time to time, matters relating to the technical aspects of the research and development activities of our Oncology/Immunology operations. It invites such executives as it deems appropriate to participate in meetings from time to time.

Nomination Committee

Our nomination committee consists of Tony Mok, Graeme Jack and Simon To, with Tony Mok serving as chairman of the committee.  Our nomination committee reviews the structure, size, diversity profile and skills set of the board against its needs and makes recommendations on the composition of the board to achieve our corporate strategy as well as promote shareholder value.  It facilitates the board in the conduct of the selection and nomination of directors, makes recommendations to the board on the appointment or reappointment of directors and succession planning for directors.  It also assesses director independence having regard to the criteria under the applicable corporate governance code, SEC or stock exchange rules.

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

D.    Employees.

As of December 31, 2018, 2019 and 2020, we had 714, 853 and 1,280 full-time employees, respectively. None of our employees are represented by labor unions or covered by collective bargaining agreements. The number of employees by function as of the end of the period for our fiscal years ended December 31, 2018, 2019 and 2020 was as follows:

	2020	2019	2018
By Function:
Oncology/Immunology	643	500	418
Other Ventures	594	315	267
Corporate Head Office	43	38	29
Total	1,280	853	714

As of December 31, 2020, a total of 347 employees on our Oncology/Immunology research and development team have M.D. or Ph.D. degrees. Additionally, our Other Ventures joint venture Shanghai Hutchison Pharmaceuticals employed a total of 2,898 full time employees, and Hutchison Baiyunshan employed a total of 1,700 full time employees and 1,864 outsourced contract staff, who are mostly sales representatives and manufacturing employees as of December 31, 2020. Their employees are represented by labor unions and covered by collective bargaining agreements. To date, neither Shanghai Hutchison Pharmaceuticals nor Hutchison Baiyunshan has experienced any strikes, labor disputes or industrial actions which had a material effect on their business, and consider their relations with the union and our employees to be good.

E.    Share Ownership.

See Item 6.B. “Compensation” and Item 7 “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders.

We had 727,722,215 ordinary shares outstanding as of March 1, 2021. The following table and accompanying footnotes set forth information relating to the beneficial ownership of our ordinary shares as of December 31, 2020 by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
●	each of our directors; and
●	each of our named executive officers.

Our major shareholders do not have voting rights that are different from our shareholders in general. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

		Number of
	Number of	American	Appropriate
	Ordinary	Depositary	percent of Issued
Name of beneficial owner	Share held	Share held	Share Capital**
Executive Officers and Directors:**
Christian Hogg	10,938,020	132,620(1)	1.59%
Johnny Cheng	2,561,460	34,496(1)	*
Simon To	1,800,000	133,237	*
Edith Shih	700,000	100,000	*
Weiguo Su	4,750,000(2)	111,146(1)	*
Dan Eldar	19,000	8,993	*
Tony Mok	—	10,002	*
Paul Carter	35,240	—	*
Karen Ferrante	—	5,785	*
Graeme Jack	—	3,000	*
May Wang	*(2)	*(1)	*
Zhenping Wu	*(2)	*(1)	*
Mark Lee	*(2)	*(1)	*
All Executive Officers and Directors as a Group	23,766,250(3)	596,116(1)	3.68%
Principal Shareholders:
Hutchison Healthcare Holdings Limited(4)	332,478,770	—	45.69%
Capital International Investors(5)	2,306,477	10,130,453	7.27%
General Atlantic Singapore HCM Pte. Ltd.(6)	36,666,670(7)	—	5.04%

Notes:

*	Less than 1% of our total outstanding ordinary shares.
**	Percentage of beneficial ownership of each listed person or group is based on 727,722,215 ordinary shares outstanding as of March 1, 2021.
(1)	Amount includes ADSs vested under the LTIP and ADSs issuable upon vesting of options within 60 days of March 1, 2021.
(2)	Amount includes ordinary shares issuable upon vesting of options within 60 days of March 1, 2021.
(3)	Amount includes ordinary shares and ordinary shares issuable upon vesting of options within 60 days of March 1, 2021 held by our executive officers and directors as group.

(4)	Hutchison Healthcare Holdings Limited, a British Virgin Islands company, is an indirect wholly owned subsidiary of CK Hutchison, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange. The registered address of Hutchison Healthcare Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.
(5)	Based on information included in the Schedule 13G filed by Capital International Investors on February 16, 2021.
(6)	Based on information included in the Schedule 13D filed by General Atlantic Singapore HCM Pte. Ltd. and affiliated entities on July 6, 2020.
(7)	Includes 16,666,670 ordinary shares that may be issued pursuant to a warrant, which is exercisable, in part or in whole, at any time after July 2, 2020 and ending on January 3, 2022.

As of March 1, 2021, based on public filings with the SEC and on AIM, there are 3 major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above. As of March 1, 2021, there were three ordinary shareholders of record with an address in the United States. Deutsche Bank Trust Company America, as depositary of our ADS program, held 269,543,005 ordinary shares as of that date in the name of DB London (Investors Services) Nominees Limited.

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

Products sold to group companies of CK Hutchison

We have entered into agreements with members of the CK Hutchison group, including the retail grocery and pharmacy chains PARKnSHOP and Watsons which are owned and operated by the A.S. Watson Group, an indirect subsidiary of CK Hutchison, in respect of the distribution of certain of our consumer health products. For the year ended December 31, 2020, sales of our products to members of the CK Hutchison group amounted to $5.5 million. In addition, for the year ended December 31, 2020, we paid approximately $0.3 million to members of the CK Hutchison group for the provision of marketing services associated with these products. Our sales to CK Hutchison group companies are made pursuant to purchase orders issued by each purchaser periodically, the terms of which are on an arm’s length basis on normal commercial terms.

See Item 3.D. “Risk Factors—Risks Relating to Our Dependence on Third Parties—There is no assurance that the benefits currently enjoyed by virtue of our association with CK Hutchison will continue to be available” for more information on the risks associated with our relationship with CK Hutchison’s group companies.

Intellectual property licensed by the CK Hutchison group

We conduct our business using trademarks with various forms of the “Hutchison,” “Chi-Med”, “Hutchison China-MediTech”, “Hutchmed”, “Elunate” and “Sulanda” brands, the logo used by Hutchison MediPharma, as well as domain names incorporating some or all of these trademarks. We have entered into a brand license agreement dated April 21, 2006 (as amended and restated on June 13, 2019 with effect from June 3, 2015) with Hutchison Whampoa Enterprises Limited, which is an indirect wholly owned subsidiary of CK Hutchison, pursuant to which we have been granted a non-exclusive, non-transferrable, royalty-free right to use the “Hutchison,” “Hutchison China-MediTech”, “Chi-Med”, “Hutchmed” trademarks, domain names and other intellectual property rights owned by the CK Hutchison group in connection with the operation of our business worldwide. We refer to this amended and restated agreement as the Brand License Agreement. We are also permitted to sub-license such intellectual property rights to our affiliates.

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

Hutchison Whampoa Enterprises Limited may terminate the Brand License Agreement (or any sub-license) if, among other things, we commit a material breach of the agreement, or within any twelve-month period aggregate direct or indirect shareholding in our company held by Hutchison Whampoa Limited, our indirect shareholder, is reduced to less than 40%, 30% or 20%. On termination of the Brand License Agreement, we (and any sub-licensees) must immediately cease using the brands and are obliged to withdraw from the sale of any products bearing the brands; provided that if the agreement is terminated following a change in Hutchison Whampoa Limited’s aggregate direct or indirect shareholding in our company, we will have a six-month transitional period during which we can continue to use the licensed rights. Hutchison Whampoa Limited’s interest in our company is less than 20%, but we do not anticipate that Hutchison Whampoa Enterprises Limited will terminate such license in the foreseeable future.

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

Any amount unpaid after 30 days accrues interest at the rate of 1.5% per annum.  In the year ended December 31, 2020, we paid a management fee of approximately $1.0 million under the Services Agreement. As of December 31, 2020, we had $0.4 million in unpaid fees outstanding to Hutchison Whampoa (China) Limited.

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

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A.4 and Item 9.C.

Our ADSs are listed on the Nasdaq Global Select and our ordinary shares are admitted to trading on the AIM market of the London Stock Exchange under the symbol “HCM.” Our ticker symbol will remain unchanged after our corporate name change as described under “Item 4.A. History and Development of the Company.”

ITEM 10. ADDITIONAL INFORMATION

A.    Share Capital.

Not applicable.

B.    Memorandum and Articles of Association.

The information contained in Exhibit 2.4 to our annual report on Form 20-F/A filed with the SEC on April 29, 2020 is incorporated herein by reference.

C.    Material Contracts.

Except as otherwise disclosed in this annual report (including the exhibits hereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of our business.

D.    Exchange Controls.

Foreign currency exchange in the PRC is primarily governed by the Foreign Exchange Administration Rules issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008) and the Regulations of Settlement, Sale and Payment of Foreign Exchange which came into effect on July 1, 1996.

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

E.    Taxation

The following is a general summary of certain PRC, Hong Kong, Cayman Islands and U.S. federal income tax consequences relevant to the acquisition, ownership and disposition of our ADSs. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular individual. The discussion is based on laws and relevant interpretations thereof in effect as of March 1, 2021, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the PRC, Hong Kong, the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

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

Pursuant to the Tax Concessions Act of the Cayman Islands, Hutchison China MediTech Limited has obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable (i) on its shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act.

The undertaking is for a period of twenty years from December 31, 2020.

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

U.S. Taxation

Corporate Tax

Our subsidiary in the United States, Hutchison MediPharma International Inc., which has operations in New Jersey and New York, is subject to a federal corporate tax of 21%, a New Jersey state income tax of 11.5%, a New York state income tax of 6.5% and other local taxes.

Material U.S. Federal Income Tax Considerations with Respect to Ordinary Shares and ADSs

The following summary, subject to the limitations set forth below, describes the material U.S. federal income tax consequences for a U.S. Holder (as defined below) of the acquisition, ownership and disposition of ordinary shares and ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion is limited to U.S. Holders who hold such ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, for tax purposes (generally, property held for investment). For purposes of this summary, a “U.S. Holder” is a beneficial owner of an ordinary share or ADS that is for U.S. federal income tax purposes:

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

Except as explicitly set forth below, this summary does not address aspects of U.S. federal income taxation that may be applicable to U.S. Holders subject to special rules, including:

●	banks or other financial institutions;
●	insurance companies;
●	real estate investment trusts;
●	regulated investment companies;
●	grantor trusts;
●	tax-exempt organizations;
●	persons holding our ordinary shares or ADSs through a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or S corporation;
●	dealers or traders in securities, commodities or currencies;
●	persons whose functional currency is not the U.S. dollar;
●	U.S. expatriates and certain former citizens or former long-term residents of the United States;

●	persons required under Section 451(b) of the Code to conform to the timing of income accruals with respect to our ADSs or the ordinary shares represented by such ADSs;
●	persons holding our ordinary shares or ADSs as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes; or
●	direct, indirect or constructive owners of 10% or more of our equity (by vote or value).

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

This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, and the income tax treaty between the PRC and the United States, or the U.S.- PRC Tax Treaty, each as available and in effect on the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect, which could affect the tax consequences described herein.  In addition, this summary assumes representations made by the depositary to us in the deposit agreement are true and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

Passive Foreign Investment Company Considerations

Status as a PFIC. The rules governing PFICs can result in adverse tax consequences to U.S. Holders. We generally will be classified as a PFIC for U.S. federal income tax purposes if, for any taxable year, either: (1) 75% or more of our gross income consists of certain types of passive income, or (2) the average value (determined on a quarterly basis), of our assets that produce, or are held for the production of, passive income is 50% or more of the value of all of our assets.

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

U.S. federal income tax treatment of a shareholder of a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder owns ordinary shares or ADSs, the U.S. Holder, absent certain elections (including the mark-to-market and QEF elections described below), generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (1) any “excess distributions” (generally, any distributions received by the U.S. Holder on its ordinary shares or ADSs in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period) and (2) any gain realized on the sale or other disposition, including a pledge, of such ordinary shares or ADSs.

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

PFIC “mark-to-market” election. In certain circumstances, a holder of “marketable stock” of a PFIC can avoid certain of the adverse rules described above by making a timely mark-to-market election with respect to such stock. For purposes of these rules “marketable stock” is stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations. A “qualified exchange” includes a national securities exchange that is registered with the SEC.

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

PFIC “QEF” election. In some cases, a shareholder of a PFIC can avoid the interest charge and the other adverse PFIC tax consequences described above by obtaining certain information from the PFIC and by making a timely QEF election to be taxed currently on its share of the PFIC’s undistributed income. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a timely QEF election if we were classified as a PFIC.

PFIC information reporting requirements. If we are classified as a PFIC in any year with respect to a U.S. Holder, such U.S. Holder will be required to file an annual information return on IRS Form 8621 regarding distributions received on, and any gain realized on the disposition of, our ordinary shares and ADSs, and certain U.S. Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership interest.

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

F.    Dividends and Payment Agents.

Not applicable.

G.    Statement by Experts.

Not applicable.

H.    Documents on Display.

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. Shareholders may access our reports and other information filed with the SEC by viewing them on the SEC’s website, at www.sec.gov. We also make available on our website’s investor relations page, free of charge, our annual report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The address for our investor relations page is www.chi-med.com/ shareholder-information. The information contained on our website is not incorporated by reference in this annual report.

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

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. In 2020, we did not collect any reimbursements from the depositary for expenses related to the administration and maintenance of the facility.

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

ITEM 15. CONTROLS AND PROCEDURES

A.    Evaluation of Disclosure Controls and Procedures.

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure. Based on such evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective.

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

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

C.    Attestation Report of the Independent Registered Public Accounting Firm.

Our independent registered public accounting firm, PricewaterhouseCoopers, has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-2 of this annual report.

D.    Changes in Internal Control over Financial Reporting.

There were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2020 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics applicable to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC. Our code of ethics is available on our website at www.chi-med.com/shareholder-information/terms-of-reference-policies/code-of-ethics/. Information contained on, or that can be accessed through, our website is not incorporated by reference into this annual report. See Item 6.C. “Board Practices—Code of Ethics” for more information.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by PricewaterhouseCoopers for certain services rendered to our company, including some of our subsidiaries and joint ventures, during 2019 and 2020.

	For the year ended
	December 31,
	2020	2019

	(in thousands)
Audit fees(1)	3,289	3,586
Tax fees(2)	45	51
Other service fees(3)	90	90
Total(4)	3,424	3,727

Notes:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by PricewaterhouseCoopers for the audit of our annual financial statements and review of our interim financial statements, filing of our Form F-3 and S-8 and professional services paid by us in connection with follow-on offerings in the United States and preparation for other capital market transactions.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by PricewaterhouseCoopers for tax compliance and tax advice.

(3)	“Other service fees” means the aggregate fees billed for professional services rendered by PricewaterhouseCoopers for information technology system and security review.
(4)	The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled approximately $237,000 and $164,000 in 2019 and 2020, respectively.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

1.1

Amended and Restated Memorandum and Articles of Association of Hutchison China MediTech Limited (incorporated by reference to Exhibit 1.2 to our to our annual report on Form 20-F/A filed with the SEC on April 29, 2020)

2.1

Form of Deposit Agreement and all holders and beneficial owners of ADSs issued thereunder (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on March 4, 2016)

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

2.4	Description of Ordinary Shares (incorporated by reference to Exhibit 2.4 to our annual report on Form 20-F/A filed with the SEC on April 29, 2020)
2.5	Description of American Depositary Shares (incorporated by reference to Exhibit 2.5 to our annual report on Form 20-F/A filed with the SEC on April 29, 2020)
4.1*+	Amended and Restated License and Collaboration Agreement by and between Hutchison MediPharma Limited and AstraZeneca AB (publ) dated as of December 7, 2020
4.2+

Amended and Restated Exclusive License and Collaboration Agreement by and among Hutchison MediPharma Limited, Eli Lilly Trading (Shanghai) Company Limited and Hutchison China MediTech Limited dated as of October 8, 2013 (incorporated by reference to Exhibit 4.2 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.3+

First Amendment to the Amended and Restated Exclusive License and Collaboration Agreement by and among Lilly (Shanghai) Management Company Limited, Hutchison MediPharma Limited and Hutchison China MediTech Limited dated as of December 18, 2018 (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F filed with the SEC on March 11, 2019)

4.4+

English translation of Sino-Foreign Joint Venture Contract by and between Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited and Hutchison Chinese Medicine (Guangzhou) Investment Limited dated as of November 28, 2004 (incorporated by reference to Exhibit 4.5 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.5+

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

4.9+

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

Second Amendment to the Amended and Restated Exclusive License and Collaboration Agreement by and among Lilly (Shanghai) Management Company Limited, Hutchison MediPharma Limited and Hutchison China MediTech Limited dated as of July 28, 2020

8.1*	List of Significant Subsidiaries of the Company
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Acting Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of PricewaterhouseCoopers, an independent registered accounting firm, regarding the consolidated financial statements of Hutchison China MediTech Limited
15.2*	Consent of PricewaterhouseCoopers, an independent registered accounting firm, regarding the consolidated financial statements of Nutrition Science Partners Limited
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent accountants, regarding the consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited
15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent accountants, regarding the consolidated financial statements of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited
15.5*	Consent of Conyers Dill & Pearman
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definitions Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*      Filed herewith.

†      Furnished herewith.

+      Portions of the exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the company if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hutchison China MediTech Limited

	By:	/s/ CHRISTIAN HOGG
		Name:	Christian Hogg
		Title:	Chief Executive Officer
Date: March 4, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Hutchison China MediTech Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Hutchison China MediTech Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control–Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Principal versus agent assessment on revenue recognition

As described in Note 20 to the consolidated financial statements, promotion and marketing (“P&M”) service income arising from the Company’s Marketed Products of US$3.7 million was recorded for the license and collaboration agreement with Eli Lilly (“Lilly”) for the year ended December 31, 2020, representing 2% of the Company’s total revenue and no revenue was recognized for the sales from Lilly to the ultimate customers (“Subsequent Sales Transactions”). Management assessed the principal versus agent considerations under Accounting Standards Codification 606, Revenue from Contracts with Customers, in particular the control of the goods before delivery to the ultimate customers and inventory risk, and concluded that while the Company is the manufacturer of Elunate that were being sold to Lilly, and also provides the P&M service for Lilly’s sales to the customers since October 2020, it did not alter the principal versus agent considerations that Lilly is the principal for the Subsequent Sales Transactions, and the P&M service is accounted for as a distinct performance obligation and recognized over time based on the amounts that can be invoiced to Lilly.

The principal considerations for our determination that performing procedures relating to the principal versus agent assessment on revenue recognition is a critical audit matter are (i) there was significant judgment by management when assessing whether the P&M service is a distinct performance obligation and determining whether the Company or Lilly is the principal for the Subsequent Sales Transactions, which in turn led to a high degree of auditor judgement and significant audit effort in performing procedures to evaluate audit evidence including the analysis made by management and (ii) the gross versus net impact to the presentation and disclosure of revenue is material.

Addressing the matter involved performing procedures and evaluating audit evidence, in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to the revenue recognition process, including controls over assessing whether the P&M service is a distinct performance obligation, management’s assessment on principal versus agent considerations and the quantification of P&M service income recorded in the consolidated statement of operation. The procedures also included, among others, (i) evaluating the contractual terms of the relevant agreements, (ii) testing management’s process for determining the appropriate revenue recognition policy based on the contractual terms identified in the relevant agreements, (iii) evaluating management’s assessment on principal versus agent considerations, (iv) testing of P&M service income recorded in the consolidated statement of operation and (v) assessing the appropriateness of the presentation and disclosure of revenue in the consolidated financial statements.

/s/ PricewaterhouseCoopers

Hong Kong

March 4, 2021

We have served as the Company’s auditor since 2005, which includes periods before the Company became subject to SEC reporting requirements.

Hutchison China MediTech Limited

Consolidated Balance Sheets

(in US$’000, except share data)

		December 31,
	Note	2020	2019
Assets
Current assets
Cash and cash equivalents	5	235,630	121,157
Short-term investments	6	199,546	96,011
Accounts receivable—third parties	7	46,648	41,410
Accounts receivable—related parties	23(ii)	1,222	1,844
Other receivables, prepayments and deposits	8	26,786	15,769
Amounts due from related parties	23(ii)	1,142	24,623
Inventories	9	19,766	16,208
Total current assets		530,740	317,022
Property, plant and equipment	10	24,170	20,855
Right-of-use assets	11	8,016	5,516
Deferred tax assets	24(ii)	1,515	815
Investments in equity investees	12	139,505	98,944
Amount due from a related party	23(ii)	—	16,190
Other non-current assets	13	20,172	5,780
Total assets		724,118	465,122
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	14	31,612	23,961
Other payables, accruals and advance receipts	15	120,882	81,624
Lease liabilities	11	2,785	3,216
Income tax payable	24(iii)	1,120	1,828
Deferred revenue	20	1,597	2,106
Amounts due to a related party	23(ii)	401	366
Total current liabilities		158,397	113,101
Lease liabilities	11	6,064	3,049
Deferred tax liabilities	24(ii)	5,063	3,158
Long-term bank borrowings	16	26,861	26,818
Deferred revenue	20	484	133
Other non-current liabilities		8,300	5,960
Total liabilities		205,169	152,219
Commitments and contingencies	17

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 727,722,215 and 666,906,450 shares issued at December 31, 2020 and 2019 respectively	18	72,772	66,691
Additional paid-in capital		822,458	514,904
Accumulated losses		(415,591)	(289,734)
Accumulated other comprehensive income/(loss)		4,477	(3,849)
Total Company’s shareholders’ equity		484,116	288,012
Non-controlling interests		34,833	24,891
Total shareholders’ equity		518,949	312,903
Total liabilities and shareholders’ equity		724,118	465,122

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Operations

(in US$’000, except share and per share data)

		Year Ended December 31,
	Note	2020	2019	2018
Revenues
Goods—third parties		203,606	175,990	156,234
—related parties	23(i)	5,484	7,637	8,306
Services—commercialization—third parties		3,734	2,584	11,660
—collaboration research and development—third parties		9,771	15,532	17,681
—research and development—related parties	23(i)	491	494	7,832
Other collaboration revenue—royalties—third parties		4,890	2,653	261
—licensing—third parties		—	—	12,135
Total revenues	20	227,976	204,890	214,109
Operating expenses
Costs of goods—third parties		(178,828)	(152,729)	(129,346)
Costs of goods—related parties		(3,671)	(5,494)	(5,978)
Costs of services—commercialization—third parties		(6,020)	(1,929)	(8,620)
Research and development expenses	21	(174,776)	(138,190)	(114,161)
Selling expenses		(11,334)	(13,724)	(17,736)
Administrative expenses		(50,015)	(39,210)	(30,909)
Total operating expenses		(424,644)	(351,276)	(306,750)
		(196,668)	(146,386)	(92,641)
Other income/(expense)
Interest income	26	3,236	4,944	5,978
Other income		4,600	1,855	1,798
Interest expense	26	(787)	(1,030)	(1,009)
Other expense		(115)	(488)	(781)
Total other income/(expense)		6,934	5,281	5,986
Loss before income taxes and equity in earnings of equity investees		(189,734)	(141,105)	(86,655)
Income tax expense	24(i)	(4,829)	(3,274)	(3,964)
Equity in earnings of equity investees, net of tax	12	79,046	40,700	19,333
Net loss		(115,517)	(103,679)	(71,286)
Less: Net income attributable to non-controlling interests		(10,213)	(2,345)	(3,519)
Net loss attributable to the Company		(125,730)	(106,024)	(74,805)
Losses per share attributable to the Company—basic and diluted (US$ per share)	25	(0.18)	(0.16)	(0.11)
Number of shares used in per share calculation—basic and diluted	25	697,931,437	665,683,145	664,263,820

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Comprehensive Loss

(in US$’000)

	Year Ended December 31,
	2020	2019	2018
Net loss	(115,517)	(103,679)	(71,286)
Other comprehensive income/(loss)
Foreign currency translation gain/(loss)	9,530	(4,331)	(6,626)
Total comprehensive loss	(105,987)	(108,010)	(77,912)
Less: Comprehensive income attributable to non-controlling interests	(11,413)	(1,620)	(2,566)
Total comprehensive loss attributable to the Company	(117,400)	(109,630)	(80,478)

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Changes in Shareholders’ Equity

(in US$’000, except share data in ’000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-	Total
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Shareholders’
	Number	Value	Capital	Losses	Income/(Loss)	Equity	Interests	Equity
As at January 1, 2018	664,470	66,447	496,960	(108,184)	5,430	460,653	23,230	483,883
Net (loss)/income	—	—	—	(74,805)	—	(74,805)	3,519	(71,286)
Issuances in relation to share option exercises	2,107	211	2,952	—	—	3,163	—	3,163
Share-based compensation
Share options	—	—	7,885	—	—	7,885	18	7,903
Long-term incentive plan (“LTIP”)	—	—	3,224	—	—	3,224	9	3,233
	—	—	11,109	—	—	11,109	27	11,136
LTIP—treasury shares acquired and held by Trustee	—	—	(5,451)	—	—	(5,451)	—	(5,451)
Dividend declared to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	(2,564)	(2,564)
Transfer between reserves	—	—	15	(15)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(5,673)	(5,673)	(953)	(6,626)
As at December 31, 2018	666,577	66,658	505,585	(183,004)	(243)	388,996	23,259	412,255
Impact of change in accounting policy (Note 3)	—	—	—	(655)	—	(655)	(16)	(671)
As at January 1, 2019	666,577	66,658	505,585	(183,659)	(243)	388,341	23,243	411,584
Net (loss)/income	—	—	—	(106,024)	—	(106,024)	2,345	(103,679)
Issuances in relation to share option exercises	329	33	218	—	—	251	—	251
Share-based compensation
Share options	—	—	7,157	—	—	7,157	16	7,173
LTIP	—	—	2,239	—	—	2,239	12	2,251
	—	—	9,396	—	—	9,396	28	9,424
LTIP—treasury shares acquired and held by Trustee	—	—	(346)	—	—	(346)	—	(346)
Transfer between reserves	—	—	51	(51)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(3,606)	(3,606)	(725)	(4,331)
As at December 31, 2019	666,906	66,691	514,904	(289,734)	(3,849)	288,012	24,891	312,903
Net (loss)/income	—	—	—	(125,730)	—	(125,730)	10,213	(115,517)
Issuance in relation to public offering	23,669	2,366	115,975	—	—	118,341	—	118,341
Issuances in relation to private investment in public equity (“PIPE”)	36,667	3,667	196,333	—	—	200,000	—	200,000
Issuance costs	—	—	(8,317)	—	—	(8,317)	—	(8,317)
Issuances in relation to share option exercises	480	48	545	—	—	593	—	593
Share-based compensation
Share options	—	—	8,727	—	—	8,727	10	8,737
LTIP	—	—	7,203	—	—	7,203	16	7,219
	—	—	15,930	—	—	15,930	26	15,956
LTIP—treasury shares acquired and held by Trustee	—	—	(12,904)	—	—	(12,904)	—	(12,904)
Dividends declared to non-controlling shareholders of subsidiaries	—	—	—	—	—	—	(1,462)	(1,462)
Purchase of additional interests in a subsidiary of an equity investee (Note 12)	—	—	(52)	(83)	(4)	(139)	(35)	(174)
Transfer between reserves	—	—	44	(44)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	8,330	8,330	1,200	9,530
As at December 31, 2020	727,722	72,772	822,458	(415,591)	4,477	484,116	34,833	518,949

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Year Ended December 31,
	Note	2020	2019	2018
Net cash used in operating activities	27	(62,066)	(80,912)	(32,847)
Investing activities
Purchases of property, plant and equipment		(7,949)	(8,565)	(6,364)
Purchase of leasehold land	13	(11,631)	—	—
Payment on leasehold land deposit	13	(2,326)	—	—
Deposits in short-term investments		(732,908)	(478,140)	(903,551)
Proceeds from short-term investments		629,373	597,044	961,667
Purchase of a subsidiary company		—	(8,080)	—
Cash acquired in purchase of a subsidiary company		—	16,769	—
Investment in an equity investee		—	—	(8,000)
Net cash (used in)/generated from investing activities		(125,441)	119,028	43,752
Financing activities
Proceeds from issuance of ordinary shares		318,934	251	3,868
Purchases of treasury shares	19(ii)	(12,904)	(346)	(5,451)
Dividends paid to non-controlling shareholders of subsidiaries		(1,462)	(1,282)	(1,282)
Repayment of loan to a non-controlling shareholder of a subsidiary		—	—	(1,550)
Proceeds from bank borrowings		—	26,807	26,923
Repayment of bank borrowings		—	(26,923)	(30,000)
Payment of issuance costs		(8,134)	—	(739)
Net cash generated from/(used in) financing activities		296,434	(1,493)	(8,231)
Net increase in cash and cash equivalents		108,927	36,623	2,674
Effect of exchange rate changes on cash and cash equivalents		5,546	(1,502)	(1,903)
		114,473	35,121	771
Cash and cash equivalents
Cash and cash equivalents at beginning of year		121,157	86,036	85,265
Cash and cash equivalents at end of year		235,630	121,157	86,036
Supplemental disclosure for cash flow information
Cash paid for interest		815	917	979
Cash paid for tax, net of refunds	24(iii)	5,940	3,249	3,752
Supplemental disclosure for non-cash activities
(Decrease)/increase in accruals made for purchases of property, plant and equipment		(57)	1,068	138
Accrual made for purchase of leasehold land	13	355	—	—
Vesting of treasury shares for LTIP	19(ii)	4,828	944	731

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Notes to the Consolidated Financial Statements

1. Organization and Nature of Business

Hutchison China MediTech Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investees have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC, including Hong Kong. In addition, the Group has established international operations in the United States of America (the “U.S.”) and Europe.

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

Liquidity

As at December 31, 2020, the Group had accumulated losses of US$415,591,000 primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at December 31, 2020, the Group had cash and cash equivalents of US$235,630,000, short-term investments of US$199,546,000 and unutilized bank borrowing facilities of US$69,359,000. Short-term investments comprised of bank deposits maturing over three months. The Group’s operating plan includes the continued receipt of dividends from certain of its equity investees. Dividends received from equity investees for the years ended December 31, 2020, 2019 and 2018 were US$86,708,000, US$28,135,000 and US$35,218,000 respectively.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used), and it is appropriate for the Group to prepare the consolidated financial statements on a going concern basis.

2. Particulars of Principal Subsidiaries and Equity Investees

		Equity interest
	Place of	attributable to
	establishment	the Group
	and	December 31,
Name	operations	2020	2019	Principal activities
Subsidiaries
Hutchison MediPharma Limited (“HMPL”)	PRC	99.75%	99.75%	Research, development, manufacture and commercialization of pharmaceutical products
Hutchison MediPharma International Inc.	U.S.	99.75%	99.75%	Provision of professional, scientific and technical support services
Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited (“HSPL”)	PRC	50.87%	50.87%	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Hain Organic (Hong Kong) Limited (“HHOL”) (note (a))	Hong Kong	50%	50%	Wholesale and trading of healthcare and consumer products
Hutchison Healthcare Limited	PRC	100%	100%	Manufacture and distribution of healthcare products
Hutchison Consumer Products Limited	Hong Kong	100%	100%	Wholesale and trading of healthcare and consumer products
Equity investees
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	PRC	50%	50%	Manufacture and distribution of prescription drug products
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”) (note (b))	PRC	40%	40%	Manufacture and distribution of over-the-counter drug products

Notes:

(a)	HHOL is regarded as a subsidiary of the Company, as while both its shareholders have equal representation at the board, in the event of a deadlock, the Group has a casting vote and is therefore able to unilaterally control the financial and operating policies of HHOL.
(b)	The 50% equity interest in HBYS is held by an 80% owned subsidiary of the Group. The effective equity interest of the Group in HBYS is therefore 40% for the years presented.

3. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. Investments in equity investees over which the Group has significant influence are accounted for using the equity method. All inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in U.S. (“U.S. GAAP”).

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

Net foreign currency exchange gains of US$3,265,000 and US$246,000 and net foreign exchanges losses of US$233,000 were recorded in other income and other expense in the consolidated statements of operations for the years ended December 31, 2020, 2019 and 2018 respectively.

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

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices. The allowance for credit losses reflects the Group’s current estimate of credit losses expected to be incurred over the life of the receivables. The Group considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. The Group also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances for credit losses. Accounts receivable are written off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

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

Impairment of Long-Lived Assets

The Group evaluates the recoverability of long-lived assets in accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. If indicators of impairment exist, the first step of the impairment test is performed to assess if the carrying value of the net assets exceeds the undiscounted cash flows of the assets. If yes, the second step of the impairment test is performed in order to determine if the carrying value of the net assets exceeds the fair value. If yes, impairment is recognized for the excess.

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

The Group’s contributions to defined contribution plans for the years ended December 31, 2020, 2019 and 2018 amounted to US$2,660,000, US$3,479,000 and US$2,878,000 respectively.

Revenue Recognition

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

Nature of goods and services

The following is a description of principal activities, separated by reportable segments, from which the Company generates its revenue:

(i)    Oncology/Immunology

The Oncology/Immunology reportable segment principally generates revenue from license and collaboration contracts as well as revenues related to the sale of Marketed Products developed from Oncology/Immunology (which was represented under Oncology/Immunology in these consolidated financial statements; refer to Note 26). The license and collaboration contracts generally contain multiple performance obligations including (1) the license to the commercialization rights of a drug compound and (2) the research and development services for each specified treatment indication, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

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

Revenue recognition from the sales of goods and provision of services for Marketed Products developed from Oncology/Immunology follows revenue recognition policies in Other Ventures below.

(ii)   Other Ventures

The Other Ventures reportable segment principally generates revenue from (1) sales of goods, which are the manufacture or purchase and distribution of pharmaceutical products and other consumer health products, and (2) provision of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. The Group evaluates whether it is the principal or agent for these contracts. Where the Group obtains control of the goods for distribution, it is the principal (i.e. recognizes sales of goods on a gross basis). Where the Group does not obtain control of the goods for distribution, it is the agent (i.e. recognizes provision of services on a net basis). Control is primarily evidenced by taking physical possession and inventory risk of the goods.

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

Research and Development Expenses

Research and development costs are expensed as incurred.

Collaborative Arrangements

The Group enters into collaborative arrangements with collaboration partners that fall under the scope of Accounting Standards Codification (“ASC”) 808, Collaborative Arrangements (“ASC 808”). The Group records all expenditures for such collaborative arrangements in research and development expenses as incurred, including payments to third party vendors and reimbursements to collaboration partners, if any. Reimbursements from collaboration partners are recorded as reductions to research and development expenses and accrued when they can be contractually claimed.

Government Grants

Grants from governments are recognized at their fair values. Government grants that are received in advance are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate. Government grants in relation to the achievement of stages of research and development projects are recognized in the consolidated statements of operations when amounts have been received and all attached conditions have been met. Non-refundable grants received without any further obligations or conditions attached are recognized immediately in the consolidated statements of operations.

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

Prior accounting policy — ASC 840

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the period of the leases.

Total operating lease rentals for factories and offices for the year ended December 31, 2018 amounted to US$3,759,000. Sublease rentals for the year ended December 31, 2018 amounted to US$254,000.

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

Diluted losses per share is computed by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include ordinary shares and treasury shares issuable upon the exercise or settlement of share-based awards or warrants issued by the Company using the treasury stock method. The computation of diluted losses per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief executive officer who is the Group’s chief operating decision maker. The chief operating decision maker reviews the Group’s internal reporting in order to assess performance and allocate resources and determined that the Group’s reportable segments are as disclosed in Note 26.

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

Recent Accounting Pronouncements

The Group has adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) on January 1, 2020, which replaced the incurred loss methodology with an expected loss methodology that was referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under the CECL methodology was applicable to financial assets measured at amortized cost, including cash and cash equivalents, short-term investments, accounts receivable and other receivables. The adoption of ASU 2016-13 did not have a material impact on the Group’s consolidated financial statements.

The Group has adopted ASU 2017-04 – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) on January 1, 2020, which eliminated step two from the goodwill impairment test and instead requires an entity to recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. The Group applied ASU 2017-04 prospectively and the adoption did not have a material impact on the Group’s consolidated financial statements.

Amendments that have been issued by the Financial Accounting Standards Board or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial statements.

4. Fair Value Disclosures

The following table presents the Group’s financial instruments by level within the fair value hierarchy under ASC 820, Fair Value Measurement:

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total

	(in US$’000)
As at December 31, 2020
Cash and cash equivalents	235,630	—	—	235,630
Short-term investments	199,546	—	—	199,546
As at December 31, 2019
Cash and cash equivalents	121,157	—	—	121,157
Short-term investments	96,011	—	—	96,011

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

5. Cash and Cash Equivalents

	December 31,
	2020	2019

	(in US$’000)
Cash at bank and on hand (note (a))	87,828	85,990
Bank deposits maturing in three months or less (note (a))	147,802	35,167
	235,630	121,157
Denominated in:
US$ (note (b))	164,201	84,911
RMB (note (b))	64,258	27,768
UK Pound Sterling (“£”) (note (b))	954	335
Hong Kong dollar (“HK$”)	5,907	8,143
Euro	310	—
	235,630	121,157

Notes:

(a)	The weighted average effective interest rate on bank deposits for the years ended December 31, 2020 and 2019 was 1.12% per annum and 2.15% per annum respectively.
(b)	Certain cash and bank balances denominated in RMB, US$ and £ were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

6. Short-term Investments

	December 31,
	2020	2019

	(in US$’000)
Bank deposits maturing over three months (note)
Denominated in:
US$	187,961	73,986
RMB	612	—
HK$	10,973	22,025
	199,546	96,011

Note: The weighted average effective interest rate on bank deposits for the years ended December 31, 2020 and 2019 was 1.06% per annum and 2.65% per annum respectively (with maturities ranging from 91 to 180 days and 91 to 129 days respectively).

7. Accounts Receivable—Third Parties

Accounts receivable from contracts with customers, net of allowance for credit losses, consisted of the following:

	December 31,
	2020	2019

	(in US$’000)
Accounts receivable, gross	46,743	41,426
Allowance for credit losses	(95)	(16)
Accounts receivable, net	46,648	41,410

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

Movements on the allowance for credit losses:

	2020	2019	2018

	(in US$’000)
As at January 1	16	41	258
Increase in allowance for credit losses	95	16	21
Decrease in allowance due to subsequent collection	(18)	(41)	(223)
Write-off	—	—	(1)
Exchange difference	2	—	(14)
As at December 31	95	16	41

8. Other receivables, prepayments and deposits

Other receivables, prepayments and deposits consisted of the following:

	December 31,
	2020	2019

	(in US$’000)
Prepayments	7,038	3,767
Purchase rebates	191	173
Leasehold land deposit (Note 13)	930	—
Deposits	905	898
Value-added tax receivables	14,957	8,760
Interest receivables	283	537
Others	2,482	1,634
	26,786	15,769

9. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31,
	2020	2019

	(in US$’000)
Raw materials	4,502	2,274
Finished goods	15,264	13,934
	19,766	16,208

10. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2020	2,212	17,022	4,474	19,571	928	44,207
Additions	—	269	59	2,993	4,571	7,892
Disposals	—	(3,103)	(3)	(1,846)	—	(4,952)
Transfers	—	1,014	789	913	(2,716)	—
Exchange differences	160	1,144	324	1,409	267	3,304
As at December 31, 2020	2,372	16,346	5,643	23,040	3,050	50,451
Accumulated depreciation
As at January 1, 2020	1,406	8,304	1,155	12,487	—	23,352
Depreciation	112	2,701	484	2,646	—	5,943
Disposals	—	(3,051)	(1)	(1,815)	—	(4,867)
Exchange differences	108	698	109	938	—	1,853
As at December 31, 2020	1,626	8,652	1,747	14,256	—	26,281
Net book value
As at December 31, 2020	746	7,694	3,896	8,784	3,050	24,170

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

Depreciation for the year ended December 31, 2018 was US$3,486,000.

11. Leases

Leases consisted of the following:

	December 31,
	2020	2019

	(in US$’000)
Right‑of‑use assets
Offices (note)	6,789	5,281
Factories	945	112
Warehouse	197	—
Others	85	123
Total right‑of‑use assets	8,016	5,516
Lease liabilities—current	2,785	3,216
Lease liabilities—non‑current	6,064	3,049
Total lease liabilities	8,849	6,265

Note: Includes US$2.0 million right-of-use asset for corporate offices in Hong Kong that is leased through May 2024 in which the contract has a termination option with 3-month advance notice. The termination option was not recognized as part of the right-of-use asset and lease liability as it was uncertain that the Group will exercise such option.

Lease activities are summarized as follows:

	Year Ended December 31,
	2020	2019

	(in US$’000)
Lease expenses:
Short‑term leases with lease terms equal or less than 12 months	323	311
Leases with lease terms greater than 12 months (note)	3,400	3,702
	3,723	4,013
Sublease rental income	—	61
Cash paid on lease liabilities	3,340	3,886
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	3,098	3,197
Non-cash: Lease liabilities changed in relation to modifications	2,259	744

Note: Lease expenses for the year ended December 31, 2019 includes US$0.3 million in accelerated amortization on a right-of-use asset for retail space in the United Kingdom leased through May 2022. The Group had subleased the retail space through May 2022 to a third-party and in December 2019, the sublease was discontinued and the Group recorded accelerated amortization after determining that additional sublease rental income was uncertain.

Lease contracts are typically within a period of 1 to 8 years. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2020 was 3.72 years and 3.87% respectively. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2019 was 2.80 years and 4.10% respectively.

Future lease payments are as follows:

December 31,
2020
(in US$’000)
Lease payments:
Not later than 1 year	3,059
Between 1 to 2 years	2,429
Between 2 to 3 years	2,222
Between 3 to 4 years	1,046
Between 4 to 5 years	216
Later than 5 years	484
Total lease payments (note)	9,456
Less: Discount factor	(607)
Total lease liabilities	8,849

Note: Excludes future lease payments on a lease not commenced as at December 31, 2020 in the aggregate amount of US$2.9 million.

12. Investments in Equity Investees

Investments in equity investees consisted of  the following:

	December 31,
	2020	2019

	(in US$’000)
HBYS	59,712	22,271
SHPL	79,408	76,226
Other	385	447
	139,505	98,944

Particulars regarding the principal equity investees are disclosed in Note 2. The equity investees are private companies and there are no quoted market prices available for their shares.

Summarized financial information for the significant equity investees HBYS and SHPL, both under Other Ventures segment, is as follows:

(i)   Summarized balance sheets

	HBYS		SHPL

	December 31,
	2020	2019	2020	2019

	(in US$’000)
Current assets	177,888	124,704	175,965	141,268
Non-current assets	95,731	95,096	93,361	91,098
Current liabilities	(137,179)	(124,051)	(109,873)	(79,533)
Non-current liabilities	(16,034)	(48,690)	(6,739)	(6,074)
Net assets	120,406	47,059	152,714	146,759
Non-controlling interests	(982)	(2,518)	—	—
	119,424	44,541	152,714	146,759

(ii)  Summarized statements of operations

	HBYS(note a)			SHPL

	Year Ended December 31,
	2020	2019	2018	2020	2019	2018

	(in US$’000)
Revenue	232,368	215,403	215,838	276,354	272,082	275,649
Gross profit	116,804	115,124	113,137	204,191	194,769	192,939
Interest income	271	160	81	975	582	673
Finance cost	(5)	(16)	(152)	—	—	—
Profit before taxation	107,715	22,926	20,703	77,837	72,324	69,138
Income tax expense (note (b))	(16,494)	(3,634)	(4,227)	(10,833)	(11,015)	(9,371)
Net income	91,221	19,292	16,476	67,004	61,309	59,767
Non-controlling interests	62	505	384	—	—	—
Net income attributable to the shareholders of equity investee	91,283	19,797	16,860	67,004	61,309	59,767

Notes:

(a)	In June 2020, HBYS entered into an agreement with the government to return the land use right for a plot of land in Guangzhou to the government for cash consideration of up to RMB683.0 million (approximately US$101.2 million) (the “Land Compensation Agreement”). In November 2020, HBYS completed all material obligations as stipulated in the Land Compensation Agreement including the deregistration of the land use right certificate. Therefore, HBYS has recorded the return of leasehold land to the government for RMB569.2 million (approximately US$86.1 million), resulting in a gain of RMB559.7 million (approximately US$84.7 million) after deducting costs of RMB1.7 million (approximately US$0.3 million) to HBYS or RMB475.7 million, net of tax (approximately US$72.0 million). The remaining RMB113.8 million (approximately US$17.4 million) of cash consideration is conditional upon the receipt of a completion confirmation from the government within 12 months from the date of the Land Compensation Agreement and therefore has not been recognized as at December 31, 2020.
(b)	The main entities within each of the HBYS and SHPL groups have been granted the High and New Technology Enterprise (“HNTE”) status (the latest renewal of this status covers the years from 2020 to 2022). These entities were eligible to use a preferential income tax rate of 15% for the year ended December 31, 2020 on this basis.

For the years ended December 31, 2020 and 2019, other equity investees had net losses of approximately US$194,000 and net income of approximately US$294,000 respectively. For the year ended December 31, 2018, other equity investees had net losses of approximately US$37,962,000, primarily from Nutrition Science Partners Limited (“NSPL”) which incurred research and development expenses and recorded an impairment provision of US$30,000,000 on its intangible assets. In December 2019, the Group acquired the remaining 50% shareholding in NSPL from the equity investee partner and, after the acquisition, it became a subsidiary.

(iii) Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	HBYS			SHPL
	2020	2019	2018	2020	2019	2018

	(in US$’000)
Opening net assets after non-controlling interests as at January 1	44,541	121,984	110,616	146,759	131,778	132,731
Impact of change in accounting policy (ASC 842-Leases)	—	(19)	—	—	(2)	—
Net income attributable to the shareholders of equity investee	91,283	19,797	16,860	67,004	61,309	59,767
Purchase of additional interests in a subsidiary of an equity investee (note)	(347)	—	—	—	—	—
Dividends declared	(20,756)	(93,957)	—	(72,179)	(41,654)	(54,923)
Other comprehensive income/(loss)	4,703	(3,264)	(5,492)	11,130	(4,672)	(5,797)
Closing net assets after non-controlling interests as at December 31	119,424	44,541	121,984	152,714	146,759	131,778
Group’s share of net assets	59,712	22,271	60,992	76,357	73,380	65,889
Goodwill	—	—	—	3,051	2,846	2,923
Carrying amount of investments as at December 31	59,712	22,271	60,992	79,408	76,226	68,812

Note: During the year ended December 31, 2020, HBYS acquired an additional 30% interest in a subsidiary and after the acquisition, it became a wholly owned subsidiary of HBYS.

The equity investees had the following capital commitments:

December 31,
2020
(in US$’000)
Property, plant and equipment
Contracted but not provided for	2,535

13. Other Non-Current Assets

	December 31,
	2020	2019

	(in US$’000)
Leasehold land (note)	13,121	1,110
Goodwill	3,307	3,112
Leasehold land deposit (note)	1,396	—
Long term prepayment	950	1,103
Other intangible asset	227	275
Deferred issuance cost	1,171	180
	20,172	5,780

Note: In December 2020, HMPL acquired a land use right in Shanghai for consideration of US$12.0 million. In addition, a leasehold land deposit amounting to US$2.3 million was required to be paid to the government which is refundable upon reaching specific milestones for the construction of a manufacturing plant on the land. US$0.9 million was included in other receivables, prepayments and deposits (Note 8) and US$1.4 million was included in other non-current assets based on the expected timing of the specific milestones.

14. Accounts Payable

	December 31,
	2020	2019

	(in US$’000)
Accounts payable—third parties	26,756	19,598
Accounts payable—non-controlling shareholders of subsidiaries (Note 23(iv))	4,856	4,363
	31,612	23,961

Substantially all accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

15. Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	December 31,
	2020	2019

	(in US$’000)
Accrued salaries and benefits	21,982	13,258
Accrued research and development expenses	72,697	48,531
Accrued selling and marketing expenses	5,747	3,337
Accrued administrative and other general expenses	10,319	8,411
Deferred government grants	374	445
Deposits	1,408	1,778
Others	8,355	5,864
	120,882	81,624

16. Bank Borrowings

Bank borrowings consisted of the following:

	December 31,
	2020	2019

	(in US$’000)
Non-current	26,861	26,818

The weighted average interest rate for outstanding bank borrowings for the years ended December 31, 2020 and 2019 was 1.89% per annum and 3.30% per annum respectively. The carrying amounts of the Group’s bank borrowings were denominated in HK$.

(i)    3-year revolving loan facility and 3-year term loan and revolving loan facilities

In November 2018, the Group through its subsidiary, renewed a 3-year revolving loan facility with a bank in the amount of HK$234,000,000 (US$30,000,000) with an interest rate at the Hong Kong Interbank Offered Rate (“HIBOR”) plus 0.85% per annum. This credit facility is guaranteed by the Company. As at December 31, 2020 and 2019, no amount has been drawn from the revolving loan facility.

In May 2019, the Group through its subsidiary, entered into a separate facility agreement with the bank for the provision of additional unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The 3-year credit facilities include (i) a HK$210,000,000 (US$26,923,000) term loan facility and (ii) a HK$190,000,000 (US$24,359,000) revolving loan facility, both with an interest rate at HIBOR plus 0.85% per annum, and an upfront fee of HK$819,000 (US$105,000) on the term loan. These credit facilities are guaranteed by the Company. The term loan was drawn in October 2019 and is due in May 2022. As at December 31, 2020 and 2019, no amount has been drawn from the revolving loan facility.

(ii)   2-year revolving loan facilities

In August 2018, the Group through its subsidiary, entered into two separate facility agreements with banks for the provision of unsecured credit facilities in the aggregate amount of HK$507,000,000 (US$65,000,000). The first credit facility was a HK$351,000,000 (US$45,000,000) revolving loan facility, with a term of 2 years and an interest rate at HIBOR plus 1.35% per annum. The second credit facility was a HK$156,000,000 (US$20,000,000) revolving loan facility, with a term of 2 years and an interest rate at HIBOR plus 1.35% per annum. These credit facilities were guaranteed by the Company. No amount has been drawn from either of the revolving loan facilities. Both loan facilities expired in August 2020.

In August 2020, the Group through its subsidiary, entered into a 2-year revolving loan facility with a bank in the amount of HK$117,000,000 (US$15,000,000) with an interest rate at HIBOR plus 4.5% per annum. This credit facility is guaranteed by the Company. As at December 31, 2020, no amount has been drawn from the revolving loan facility.

(iii)     3-year term loan and 18-month revolving loan facilities

In November 2017, the Group through its subsidiary, entered into facility agreements with a bank for the provision of unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The credit facilities included (i) a HK$210,000,000 (US$26,923,000) 3-year term loan facility and (ii) a HK$190,000,000 (US$24,359,000) 18-month revolving loan facility. The term loan bore interest at HIBOR plus 1.50% per annum and an upfront fee of HK$1,575,000 (US$202,000). The revolving loan facility bore interest at HIBOR plus 1.25% per annum. These credit facilities were guaranteed by the Company. The term loan was drawn in May 2018 and was fully repaid in June 2019. The revolving loan facility expired in May 2019.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	December 31,
	2020	2019

	(in US$’000)
Not later than 1 year	—	—
Between 1 to 2 years	26,923	—
Between 2 to 3 years	—	26,923
	26,923	26,923

As at December 31, 2020 and 2019, the Group had unutilized bank borrowing facilities of HK$541,000,000 (US$69,359,000) and HK$931,000,000 (US$119,359,000) respectively.

17. Commitments and Contingencies

The Group had the following capital commitments:

December 31,
2020
(in US$’000)
Property, plant and equipment
Contracted but not provided for	5,053

The Group does not have any other significant commitments or contingencies.

18. Ordinary Shares

As at December 31, 2020, the Company is authorized to issue 1,500,000,000 ordinary shares.

On January 27, 2020, the Company issued 22,000,000 ordinary shares in the form of 4,400,000 ADS for gross proceeds of US$110.0 million. On February 10, 2020, the Company issued an additional 1,668,315 ordinary shares in the form of 333,663 ADS for gross proceeds of US$8.3 million. Issuance costs totaled US$8.0 million.

On July 2, 2020 and July 3, 2020, the Company issued (1) aggregate 20,000,000 ordinary shares and (2) warrants to a third party for gross proceeds of US$100.0 million through a PIPE. The warrants allow the third party to purchase up to 16,666,670 ordinary shares of the Company within 18 months of the issuance date for an exercise price of US$6.00 per ordinary share, or an additional US$100.0 million if fully exercised. As the warrants qualify for equity classification, all gross proceeds were recorded to equity. Issuance costs totaled US$0.2 million.

On November 26, 2020, the Company issued 16,666,670 ordinary shares to a third party for gross proceeds of US$100.0 million through a PIPE. Issuance costs totaled US$0.1 million.

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

19. Share-based Compensation

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

Pursuant to a resolution passed in the Annual General Meeting on April 27, 2020, the scheme limit of the HCML Share Option Scheme was refreshed to 34,528,738 ordinary shares, representing 5% of the total issued shares on such date.

As at December 31, 2020, the aggregate number of shares issuable under the HCML Share Option Scheme was 50,663,268 ordinary shares and the aggregate number of shares issuable under the prior share option scheme which expired in 2016 was 1,116,180 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 772,277,785 ordinary shares.

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

A summary of the Company’s share option activity and related information is as follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	share	exercise price in	contractual life	intrinsic value
	options	£ per share	(years)	(in £’000)
Outstanding at January 1, 2018	11,264,120	1.77	6.29	43,158
Granted	10,606,260	4.69
Exercised	(2,107,080)	1.40
Cancelled	(1,208,450)	4.30
Outstanding at December 31, 2018	18,554,850	3.31	7.35	15,158
Granted	2,315,000	3.18
Exercised	(329,000)	0.61
Cancelled	(1,012,110)	4.61
Expired	(96,180)	4.65
Outstanding at December 31, 2019	19,432,560	3.27	6.67	18,668
Granted	15,437,080	3.71
Exercised	(480,780)	0.96
Cancelled	(4,486,200)	3.85
Expired	(741,670)	4.62
Outstanding at December 31, 2020	29,160,990	3.40	7.21	35,654
Vested and exercisable at December 31, 2019	10,139,170	2.39	4.89	16,654
Vested and exercisable at December 31, 2020	11,529,280	2.73	4.57	21,864

In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Year Ended December 31,
	2020	2019	2018
Weighted average grant date fair value of share options (in £ per share)	1.40	1.07	1.67
Significant inputs into the valuation model (weighted average):
Exercise price (in £ per share)	3.71	3.18	4.69
Share price at effective date of grant (in £ per share)	3.71	3.07	4.66
Expected volatility (note (a))	42.6%	38.4%	37.6%
Risk-free interest rate (note (b))	0.59%	0.56%	1.46%
Contractual life of share options (in years)	10	10	10
Expected dividend yield (note (c))	0%	0%	0%

Notes:

(a)	The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.

(b)	For share options exercisable into ordinary shares, the risk-free interest rates reference the sovereign yield of the United Kingdom because the Company’s ordinary shares are currently listed on AIM and denominated in £. For share options exercisable into ADS, the risk-free interest rates reference the U.S. Treasury yield curves because the Company's ADS are currently listed on the NASDAQ and denominated in US$.
(c)	The Company has not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore uses an expected dividend yield of zero in the Polynomial model.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Cash received from share option exercises	593	251	3,868
Total intrinsic value of share option exercises	2,475	1,189	9,394

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Research and development expenses	4,061	6,634	7,280
Selling and administrative expenses	4,586	539	623
Cost of goods	90	—	—
	8,737	7,173	7,903

As at December 31, 2020, the total unrecognized compensation cost was US$19,350,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 3.23 years.

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

Granted awards under the LTIP are as follows:

	Maximum cash amount per annum	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date
August 6, 2018	0.1	2018-2019	note (a)
December 14, 2018	1.5	2019	note (a)
August 5, 2019	0.7	2019	note (a)
October 10, 2019	0.1	note (b)	note (b)
April 20, 2020	5.3	2019	note (d)
April 20, 2020	37.4	2020	note (a)
April 20, 2020	1.9	note (b)	note (b)
April 20, 2020	0.2	note (c)	note (c)
August 12, 2020	2.1	2020	note (a)
August 12, 2020	0.3	note (b)	note (b)

Notes:

(a)	The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group's annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.
(b)	This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.
(c)	This award does not stipulate performance targets and will be vested on the first anniversary of the date of grant.
(d)	This award does not stipulate performance targets and vesting occurs two business days after the announcement of the Group's annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Company using funds provided by the Company. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in the form of ordinary shares or ADS of the Company) held by the Trustee were as follows:

	Number of	Cost
	treasury shares	(in US$’000)
As at January 1, 2018	559,775	1,957
Purchased	795,005	5,451
Vested	(233,750)	(731)
As at December 31, 2018	1,121,030	6,677
Purchased	60,430	346
Vested	(240,150)	(944)
As at December 31, 2019	941,310	6,079
Purchased	3,281,920	12,904
Vested	(712,555)	(4,828)
As at December 31, 2020	3,510,675	14,155

Based on the estimated achievement of performance conditions for 2020 financial year LTIP awards, the determined monetary amount was US$30,355,000 which is recognized to share-based compensation expense over the requisite vesting period to March 2023.

For the years ended December 31, 2020, 2019 and 2018, US$7,038,000, US$262,000 and US$692,000 of the LTIP awards were forfeited respectively.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Research and development expenses	7,252	2,640	1,000
Selling and administrative expenses	3,552	1,779	1,227
Cost of goods	101	—	—
	10,905	4,419	2,227
Recorded with a corresponding credit to:
Liability	7,778	2,694	764
Additional paid-in capital	3,127	1,725	1,463
	10,905	4,419	2,227

For the years ended December 31, 2020, 2019 and 2018, US$4,092,000, US$526,000 and US$1,770,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2020 and 2019, US$7,089,000 and US$3,403,000 were recorded as liabilities respectively for LTIP awards prior to the determination date.

As at December 31, 2020, the total unrecognized compensation cost was approximately US$28,623,000, which considers expected performance targets and the amount expected to vest, and will be recognized over the requisite periods.

20. Revenues

The following table presents disaggregated revenue, with sales of goods recognized at a point-in-time and provision of services recognized over time:

	Year Ended December 31, 2020
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Goods—Marketed Products (note (a))	11,329	—	11,329
Goods—Distribution	—	197,761	197,761
Services—Commercialization—Marketed Products	3,734	—	3,734
—Collaboration Research and Development	9,771	—	9,771
—Research and Development	491	—	491
Royalties (note (a))	4,890	—	4,890
	30,215	197,761	227,976

Third parties	29,724	192,277	222,001
Related parties (Note 23(i))	491	5,484	5,975
	30,215	197,761	227,976

	Year Ended December 31, 2019
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Goods—Marketed Products (note (a))	8,113	—	8,113
Goods—Distribution	—	175,514	175,514
Services—Commercialization	—	2,584	2,584
—Collaboration Research and Development	15,532	—	15,532
—Research and Development	494	—	494
Royalties (note (a))	2,653	—	2,653
	26,792	178,098	204,890

Third parties	26,298	170,461	196,759
Related parties (Note 23(i))	494	7,637	8,131
	26,792	178,098	204,890

	Year Ended December 31, 2018
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Goods—Marketed Products (note (a))	3,324	—	3,324
Goods—Distribution	—	161,216	161,216
Services—Commercialization	—	11,660	11,660
—Collaboration Research and Development	17,681	—	17,681
—Research and Development	7,832	—	7,832
Royalties (note (a))	261	—	261
Licenses (note (b))	12,135	—	12,135
	41,233	172,876	214,109

Third parties	33,401	164,570	197,971
Related parties (Note 23(i))	7,832	8,306	16,138
	41,233	172,876	214,109

Notes:

(a)	Goods—Marketed Products and royalties relate to revenue from an oncology drug developed by the Oncology/Immunology segment and launched into the market. It was represented under the Oncology/Immunology segment to align with a change to the segment reporting. Refer to Note 26.
(b)	Relates to the proportionate amount of milestone payment allocated to the license to the commercialization rights of an oncology drug compound transferred at the inception date of the relevant license and collaboration contract. During the year ended December 31, 2018, the Group received a milestone of US$13.5 million, of which US$12.1 million was allocated to licenses and US$1.4 million was allocated to services.

The following table presents liability balances from contracts with customers:

	December 31,
	2020	2019

	(in US$’000)
Deferred revenue
Current—Oncology/Immunology segment (note (a))	1,450	1,753
Current—Other Ventures segment (note (b))	147	353
	1,597	2,106
Non-current—Oncology/Immunology segment (note (a))	484	133
Total deferred revenue (note (c) and (d))	2,081	2,239

Notes:

(a)	Oncology/Immunology segment deferred revenue relates to the unamortized upfront and milestone payments and advance consideration received for cost reimbursements, which are attributed to research and development services that have not yet been rendered as at the reporting date.
(b)	Other Ventures segment deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.
(c)	Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

	December 31,
	2020	2019

	(in US$’000)
Not later than 1 year	1,597	2,106
Between 1 to 2 years	211	133
Between 2 to 3 years	205	—
Between 3 to 4 years	68	—
	2,081	2,239

(d)	As at January 1, 2020, deferred revenue was US$2.2 million, of which US$0.9 million was recognized during the year ended December 31, 2020.

License and collaboration agreement with Eli Lilly

On October 8, 2013, the Group entered into a licensing, co-development and commercialization agreement in China with Eli Lilly and Company (“Lilly”) relating to Elunate (“Lilly Agreement”), also known as fruquintinib, a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the Lilly Agreement, the Group is entitled to receive a series of payments up to US$86.5 million, including upfront payments and development and regulatory approval milestones. Development costs after the first development milestone are shared between the Group and Lilly. Elunate was successfully commercialized in China in November 2018, and the Group receives tiered royalties in the range of 15% to 20% on all sales in China.

In December 2018, the Group entered into various amendments to the Lilly Agreement (the “2018 Amendment”). Under the terms of the 2018 Amendment, the Group is entitled to determine and conduct future life cycle indications (“LCI”) development of Elunate in China beyond the three initial indications specified in the Lilly Agreement and will be responsible for all associated development costs. In return, the Group will receive additional regulatory approval milestones of US$20 million for each LCI approved, for up to three LCI or US$60 million in aggregate, and will increase tiered royalties to a range of 15% to 29% on all Elunate sales in China upon the commercial launch of the first LCI. Additionally, through the 2018 Amendment, Lilly has provided consent, and freedom to operate, for the Group to enter into joint development collaborations with certain third-party pharmaceutical companies to explore combination treatments of Elunate and various immunotherapy agents. The 2018 Amendment also provided the Group rights to promote Elunate in provinces that represent 30% to 40% of the sales of Elunate in China upon the occurrence of certain commercial milestones by Lilly. Such rights were further amended below.

In July 2020, the Group entered an amendment to the Lilly Agreement (the "2020 Amendment") relating to the expansion of the Group's role in the commercialization of Elunate across all of China. Under the terms of the 2020 Amendment, the Group is responsible for providing promotion and marketing services, including the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities, in return for service fees on sales of Elunate made by Lilly. In October 2020, the Group commenced such promotion and marketing services. In addition, development and regulatory approval milestones for an initial indication under the Lilly Agreement were increased by US$10 million in lieu of cost reimbursement.

Upfront and cumulative milestone payments according to the Lilly Agreement received up to December 31, 2020 are summarized as follows:

(in US$’000)
Upfront payment	6,500
Development milestone payments achieved	40,000

Under ASC 606, the Group identified the following performance obligations under the Lilly Agreement: (1) the license for the commercialization rights to Elunate and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to Elunate and the research and development services were 90% and 10% respectively. Control of the license to Elunate transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using the prior and estimated future development costs for Elunate as a measure of progress. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

The 2018 Amendment is a separate contract under ASC 606 as it added distinct research and development services for the LCIs to the Lilly Agreement. As at December 31, 2020, no LCI regulatory approval milestones were achieved. The 2020 Amendment related to the promotion and marketing services is a separate contract under ASC 606 as it added distinct services to the Lilly Agreement. Such promotion and marketing services are recognized over time based on amounts that can be invoiced to Lilly. The 2020 Amendment related to the additional development and regulatory approval milestone amounts is a modification under ASC 606 as it only affected the transaction price of research and development services for a specific indication under the Lilly Agreement, and therefore, such additional milestone amounts will be included in the transaction price accounted under the Lilly Agreement once the specified milestones are achieved. As at December 31, 2020, no additional development and regulatory approval milestone amounts were achieved.

Revenue recognized under the Lilly Agreement by transaction price type is as follows:

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Research and development cost reimbursements	1,876	3,910	9,309
Amortization of the upfront payment	83	88	122
Recognition and amortization of the milestone payments (note)	32	7	13,849
Royalties	4,890	2,653	261
Goods—Marketed Products	11,329	8,113	3,324
Promotion and marketing services	3,734	—	—
	21,944	14,771	26,865

Note: During the years ended December 31, 2020 and 2019, no milestones were achieved. During the year ended December 31, 2018, the Group achieved milestones in relation to the acceptance and approval respectively, of a new drug application by the National Medical Products Administration of China for Elunate as a treatment of patients with advanced colorectal cancer.

License and collaboration agreement with AstraZeneca

On December 21, 2011, the Group and AstraZeneca AB (publ) (“AZ”) entered into a global licensing, co-development, and commercialization agreement for savolitinib (“AZ Agreement”), a novel targeted therapy and a highly selective inhibitor of the c-Met receptor tyrosine kinase for the treatment of cancer. Under the terms of the AZ Agreement, the Group is entitled to receive a series of payments up to US$140 million, including upfront payments and development and first-sale milestones. Additionally, the AZ Agreement contains possible significant future commercial sale milestones. Should savolitinib be successfully commercialized outside China, the Group would receive tiered royalties from 9% to 13% on all sales outside of China. Should savolitinib be successfully commercialized in China, the Group would receive fixed royalties of 30% based on all sales in China. Development costs for savolitinib in China will be shared between the Group and AZ, with the Group continuing to lead the development in China. AZ will lead and pay for the development of savolitinib for the rest of the world.

In August 2016 (as amended in December 2020), the Group entered into an amendment to the AZ Agreement whereby the Group shall pay the first approximately US$50 million of phase III clinical trial costs related to developing savolitinib for renal cell carcinoma ("RCC"), and remaining costs will be shared between the Group and AZ. Subject to approval of savolitinib in RCC, the Group would receive additional tiered royalties on all sales outside of China, with the incremental royalty rates determined based on actual sharing of development costs.

Upfront and cumulative milestone payments according to the AZ Agreement received up to December 31, 2020 are summarized as follows:

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

Revenue recognized under the AZ Agreement by transaction price type is as follows:

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Research and development cost reimbursements	8,289	10,883	5,876
Amortization of the upfront payment (note (a))	(330)	302	273
Recognition and amortization of the milestone payments (note (a) and (b))	(179)	342	387
	7,780	11,527	6,536

Notes:

(a)	During the year ended December 31, 2020, estimated costs inputs used for the measure of progress was adjusted to reflect the additional estimated development costs for phase III clinical trial costs for RCC.
(b)	During the years ended December 31, 2020, 2019 and 2018, no milestones were achieved.

21. Research and Development Expenses

Research and development expenses are summarized as follows:

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Clinical trial related costs	105,869	87,777	73,693
Personnel compensation and related costs	63,542	46,246	35,340
Other research and development expenses	5,365	4,167	5,128
	174,776	138,190	114,161

The Group has entered into multiple collaborative arrangements under ASC 808 to evaluate the combination of the Group's drug compounds with the collaboration partners' drug compounds. For the years ended December 31, 2020, 2019 and 2018, the Group has incurred research and development expenses of US$8,291,000, US$2,921,000 and nil respectively, related to such collaborative arrangements.

22. Government Grants

Government grants in the Oncology/Immunology segment are primarily given in support of R&D activities and are conditional upon i) the Group spending a predetermined amount, regardless of success or failure of the research and development projects and/or ii) the achievement of certain stages of research and development projects being approved by the relevant PRC government authority. They are refundable to the government if the conditions, if any, are not met. Government grants in the Other Ventures segment are primarily given to promote local initiatives. These government grants may be subject to ongoing reporting and monitoring by the government over the period of the grant.

Government grants, which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate, are recognized in other payable, accruals and advance receipts (Note 15) and other non-current liabilities. For the years ended December 31, 2020, 2019 and 2018, the Group received government grants of US$4,724,000, US$8,742,000 and US$1,798,000 respectively.

The government grants were recognized in the consolidated statements of operations as follows:

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Research and development expenses	1,607	6,133	1,422
Other income	539	780	573
	2,146	6,913	1,995

23. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)    Transactions with related parties:

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison	5,484	7,637	8,306
Revenue from research and development services from:
An equity investee	491	494	7,832
Purchases from:
Equity investees	3,347	2,465	2,827
Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	332	430	546
An equity investee	—	2,682	12,703
	332	3,112	13,249
Rendering of management services from:
An indirect subsidiary of CK Hutchison	955	931	922

(ii)    Balances with related parties included in:

	December 31,
	2020	2019

	(in US$’000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (a))	1,222	1,844
Amounts due from related parties
Equity investees (note (a) and (b))	1,142	24,623
Amount due from a related party
An equity investee (note (b))	—	16,190
Amounts due to a related party
An indirect subsidiary of CK Hutchison (note (c))	401	366
Other deferred income
An equity investee (note (d))	950	1,103

Notes:

(a)	Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.
(b)	As at December 31, 2020 and 2019, the Group had dividend receivables from an equity investee of nil and US$39,671,000 respectively.
(c)	Amounts due to an indirect subsidiary of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.
(d)	Other deferred income represents amounts recognized from granting of promotion and marketing rights.

(iii)    Transactions with non-controlling shareholders of subsidiaries:

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Sales	36,500	27,343	19,981
Purchases	13,936	13,380	15,568
Interest expense	—	—	62
Dividends declared	1,462	—	2,564

(iv)    Balances with non-controlling shareholders of subsidiaries included in:

	December 31,
	2020	2019

	(in US$’000)
Accounts receivable	6,184	5,228
Accounts payable	4,856	4,363
Other non-current liabilities
Loan	579	579

24. Income Taxes

(i)    Income tax expense

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Current tax
HK (note (a))	457	321	436
PRC (note (b))	872	708	1,293
U.S. and others (note (c))	219	636	235
Total current tax	1,548	1,665	1,964
Deferred income tax	3,281	1,609	2,000
Income tax expense	4,829	3,274	3,964

Notes:

(a)	The Company, three subsidiaries incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax. In March 2018, the Hong Kong two-tiered profits tax rates regime was signed into law under which the first HK$2.0 million (US$0.3 million) of assessable profits of qualifying corporations will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong profits tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.
(b)	Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in each entity. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for a preferential tax rate of 15% for companies which qualify as HNTE. HMPL and its wholly-owned subsidiary Hutchison MediPharma (Suzhou) Limited qualify as a HNTE up to December 31, 2022 and 2020 respectively.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the equity investees of the Company are Hong Kong incorporated companies and Hong Kong tax residents, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at December 31, 2020, 2019 and 2018, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the equity investees operating in the PRC will be distributed as dividends.

(c)

The Company’s subsidiary in the U.S. with operations in New Jersey and New York states is subject to U.S. taxes, primarily federal and state taxes, which have been provided for at approximately 21% (federal) and 9% to 16.55% (state tax) on the estimated assessable profit over the reporting years. Certain income receivable by the Company is subject to U.S. withholding tax of 30%. One of the Group’s subsidiaries is subject to corporate tax in EU countries at 19% or 20% on the estimated assessable profits in relation to its permanent establishment in these countries in 2020 and/or 2019.

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s loss before income taxes and equity in earnings of equity investees is as follows:

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Loss before income taxes and equity in earnings of equity investees	(189,734)	(141,105)	(86,655)
Tax calculated at the statutory tax rate of the Company	(31,306)	(23,282)	(14,298)
Tax effects of:
Different tax rates available in different jurisdictions	4,025	2,027	1,349
Tax valuation allowance	46,321	25,498	19,414
Preferential tax rate difference	(154)	(177)	—
Preferential tax deduction and credits	(18,814)	(5,444)	(5,800)
Expenses not deductible for tax purposes	3,476	4,098	1,902
Utilization of previously unrecognized tax losses	(114)	(285)	(329)
Withholding tax on undistributed earnings of PRC entities	3,962	1,894	1,983
Others	(2,567)	(1,055)	(257)
Income tax expense	4,829	3,274	3,964

(ii)    Deferred tax assets and liabilities

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2020	2019

	(in US$’000)
Deferred tax assets
Tax losses	117,064	68,481
Others	6,829	1,733
Total deferred tax assets	123,893	70,214
Less: Valuation allowance	(122,378)	(69,399)
Deferred tax assets	1,515	815
Deferred tax liabilities
Undistributed earnings from PRC entities	4,994	3,081
Others	69	77
Deferred tax liabilities	5,063	3,158

The movements in deferred tax assets and liabilities are as follows:

	2020	2019	2018

	(in US$’000)
As at January 1	(2,343)	(4,256)	(3,819)
Utilization of previously recognized withholding tax on undistributed earnings	2,323	3,390	1,373
(Charged)/Credited to the consolidated statements of operations
Withholding tax on undistributed earnings of PRC entities	(3,962)	(1,894)	(1,983)
Deferred tax on amortization of intangible assets	18	18	19
Deferred tax on provision for assets	663	267	(36)
Exchange differences	(247)	132	190
As at December 31	(3,548)	(2,343)	(4,256)

The deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

The tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2020	2019

	(in US$’000)
No expiry date	53,940	40,897
2022	195	182
2023	—	—
2024	3,998	3,716
2025	38,357	35,648
2026	51,034	47,661
2027	66,555	62,794
2028	114,490	106,793
2029	186,844	154,454
2030	259,163	—
	774,576	452,145

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

The table below summarizes changes in the deferred tax valuation allowance:

	2020	2019	2018

	(in US$’000)
As at January 1	69,399	49,021	31,662
Charged to consolidated statements of operations	46,321	25,498	19,414
Utilization of previously unrecognized tax losses	(114)	(285)	(329)
Write-off of tax losses	—	(3,142)	—
Others	—	—	(105)
Exchange differences	6,772	(1,693)	(1,621)
As at December 31	122,378	69,399	49,021

As at December 31, 2020 and 2019, the Group did not have any material unrecognized uncertain tax positions.

(iii)     Income tax payable

	2020	2019	2018

	(in US$’000)
As at January 1	1,828	555	979
Current tax	1,548	1,665	1,964
Withholding tax upon dividend declaration from PRC entities (note (a))	2,323	2,581	1,373
Tax paid (note (b))	(5,940)	(2,970)	(3,752)
Reclassification from non-current withholding tax	812	—	—
Reclassification to prepaid tax	485	—	—
Exchange difference	64	(3)	(9)
As at December 31	1,120	1,828	555

Notes:

(a)	The amount for 2019 excludes a non-current withholding tax of US$0.8 million which is included under other non-current liabilities.
(b)

The amount for 2020 is net of the PRC Enterprise Income Tax (“EIT”) refund of US$0.4 million received by HSPL. The amount for 2019 excludes the PRC EIT of US$0.3 million prepaid by HSPL which is included under other receivables, prepayments and deposits.

25. Losses Per Share

(i)    Basic losses per share

Basic losses per share is calculated by dividing the net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic losses per share.

	Year Ended December 31,
	2020	2019	2018
Weighted average number of outstanding ordinary shares in issue	697,931,437	665,683,145	664,263,820
Net loss attributable to the Company (US$’000)	(125,730)	(106,024)	(74,805)
Losses per share attributable to the Company (US$ per share)	(0.18)	(0.16)	(0.11)

(ii)    Diluted losses per share

Diluted losses per share is calculated by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share option, LTIP awards and warrants issued by the Company using the treasury stock method.

For the years ended December 31, 2020, 2019 and 2018, the share options, LTIP awards and warrants issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect. Therefore, diluted losses per share were equal to basic losses per share for the years ended December 31, 2020, 2019 and 2018.

26. Segment Reporting

The Group’s operating segments are as follows:

(i)	Oncology/Immunology: focuses on discovering, developing, and commercializing targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Oncology/Immunology is further segregated into two core business areas:
(a)	R&D: comprises research and development activities covering drug discovery, development, manufacturing and regulatory functions as well as administrative activities to support research and development operations; and
(b)	Marketed Products: comprises the sales, marketing, manufacture and distribution of drug developed from research and development activities.
(ii)	Other Ventures: comprises other commercial businesses which include the sales, marketing, manufacture and distribution of other prescription drugs and over-the-counter pharmaceuticals as well as consumer health products.

The performance of the reportable segments is assessed based on segment operating (loss)/profit.

In the second half of 2020, the Group (1) renamed the Innovation Platform to Oncology/Immunology segment and Commercial Platform to Other Ventures segment; and began (2) separately presenting R&D activities in the U.S. and other locations under Oncology/Immunology segment, (3) including the results from manufacturing and commercializing Elunate under Marketed Products in Oncology/Immunology segment, and (4) aggregating the remaining commercial businesses under Other Ventures segment with Hong Kong included within the PRC. These changes are consistent with the chief operating decision maker’s view of the business. The segment information below as at and for the years ended December 31, 2019 and 2018 have been revised so that all segment disclosures are comparable.

The segment information is as follows:

	Year Ended December 31, 2020
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	10,262	—	10,262	19,953	30,215	197,761	—	227,976
Interest income	461	—	461	—	461	167	2,608	3,236
Equity in earnings of equity investees, net of tax	(97)	—	(97)	—	(97)	79,143	—	79,046
Segment operating (loss)/profit	(119,740)	(63,482)	(183,222)	7,607	(175,615)	83,888	(18,174)	(109,901)
Interest expense	—	—	—	—	—	—	787	787
Income tax expense/(credit)	402	(642)	(240)	167	(73)	824	4,078	4,829
Net (loss)/income attributable to the Company	(120,096)	(62,683)	(182,779)	7,282	(175,497)	72,785	(23,018)	(125,730)
Depreciation/amortization	5,458	119	5,577	—	5,577	292	192	6,061
Additions to non-current assets (other than financial instruments and deferred tax assets)	22,574	754	23,328	—	23,328	817	1,090	25,235

	December 31, 2020
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	127,637	9,957	137,594	5,728	143,322	231,234	349,562	724,118
Property, plant and equipment	22,554	454	23,008	—	23,008	688	474	24,170
Right-of-use assets	2,782	1,375	4,157	—	4,157	2,582	1,277	8,016
Leasehold land	13,121	—	13,121	—	13,121	—	—	13,121
Goodwill	—	—	—	—	—	3,307	—	3,307
Other intangible asset	—	—	—	—	—	227	—	227
Investments in equity investees	385	—	385	—	385	139,120	—	139,505

	Year Ended December 31, 2019
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	16,026	—	16,026	10,766	26,792	178,098	—	204,890
Interest income	322	—	322	—	322	109	4,513	4,944
Equity in earnings of equity investees, net of tax	147	—	147	—	147	40,553	—	40,700
Segment operating (loss)/profit	(111,518)	(21,785)	(133,303)	5,887	(127,416)	45,255	(17,214)	(99,375)
Interest expense	—	—	—	—	—	—	1,030	1,030
Income tax expense	63	197	260	—	260	939	2,075	3,274
Net (loss)/income attributable to the Company	(111,308)	(21,926)	(133,234)	5,872	(127,362)	41,488	(20,150)	(106,024)
Depreciation/amortization	4,448	62	4,510	—	4,510	264	168	4,942
Additions to non-current assets (other than financial instruments and deferred tax assets)	8,602	1,308	9,910	—	9,910	2,772	148	12,830

	December 31, 2019
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	93,332	4,452	97,784	813	98,597	170,891	195,634	465,122
Property, plant and equipment	18,907	515	19,422	—	19,422	789	644	20,855
Right-of-use assets	1,584	861	2,445	—	2,445	2,466	605	5,516
Leasehold land	1,110	—	1,110	—	1,110	—	—	1,110
Goodwill	—	—	—	—	—	3,112	—	3,112
Other intangible asset	—	—	—	—	—	275	—	275
Investments in equity investees	447	—	447	—	447	98,497	—	98,944

	Year Ended December 31, 2018
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	37,648	—	37,648	3,585	41,233	172,876	—	214,109
Interest income	119	—	119	—	119	141	5,718	5,978
Equity in earnings of equity investees, net of tax	(18,981)	—	(18,981)	—	(18,981)	38,314	—	19,333
Segment operating (loss)/profit	(99,992)	(4,602)	(104,594)	2,008	(102,586)	46,990	(10,717)	(66,313)
Interest expense	—	—	—	—	—	62	947	1,009
Income tax expense	39	42	81	—	81	1,662	2,221	3,964
Net (loss)/income attributable to the Company	(99,783)	(4,632)	(104,415)	2,003	(102,412)	41,372	(13,765)	(74,805)
Depreciation/amortization	3,326	8	3,334	—	3,334	195	61	3,590
Additions to non-current assets (other than financial instruments and deferred tax assets)	5,133	65	5,198	—	5,198	584	720	6,502

Revenue from external customers is after elimination of inter-segment sales. Sales between segments are carried out at mutually agreed terms. The amount eliminated attributable to sales between Oncology/Immunology segment and Other Ventures segment was US$17,059,000, US$3,354,000 and nil for the years ended December 31, 2020, 2019 and 2018 respectively.

There were two customers under Other Ventures segment (with aggregate revenue of US$62,493,000), which accounted for over 10% of the Group’s revenue for the year ended December 31, 2020. There was one customer, under Other Ventures segment (with revenue of US$27,343,000), which accounted for over 10% of the Group’s revenue for the year ended December 31, 2019. There was one customer, under Oncology/Immunology segment (with revenue of US$26,865,000), which accounted for over 10% of the Group’s revenue for the year ended December 31, 2018.

Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

A reconciliation of segment operating loss to net loss is as follows:

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Segment operating loss	(109,901)	(99,375)	(66,313)
Interest expense	(787)	(1,030)	(1,009)
Income tax expense	(4,829)	(3,274)	(3,964)
Net loss	(115,517)	(103,679)	(71,286)

27. Note to Consolidated Statements of Cash Flows

Reconciliation of net loss for the year to net cash used in operating activities:

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Net loss	(115,517)	(103,679)	(71,286)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of finance costs	43	195	76
Depreciation and amortization	6,061	4,942	3,590
Gain from purchase of a subsidiary	—	(17)	—
Loss on retirement of property, plant and equipment	85	17	33
Provision for excess and obsolete inventories	65	316	37
Provision for credit losses	77	(25)	(202)
Share-based compensation expense—share options	8,737	7,173	7,903
Share-based compensation expense—LTIP	10,905	4,419	2,227
Equity in earnings of equity investees, net of tax	(79,046)	(40,700)	(19,333)
Dividends received from SHPL and HBYS	86,708	28,135	35,218
Changes in right-of-use assets	(2,197)	224	—
Unrealized currency translation (gain)/loss	(6,149)	1,679	1,515
Changes in income tax balances	(1,111)	304	212
Changes in working capital
Accounts receivable—third parties	(5,315)	(1,209)	(1,564)
Accounts receivable—related parties	622	938	1,078
Other receivables, prepayments and deposits	(9,602)	(2,452)	(2,385)
Amounts due from related parties	—	(282)	27
Inventories	(3,623)	(4,215)	(557)
Long-term prepayment	153	253	292
Accounts payable	7,651	(1,664)	1,260
Other payables, accruals and advance receipts	37,437	26,019	16,286
Lease liabilities	2,258	(101)	—
Deferred revenue	(158)	(709)	(239)
Amounts due to related parties	35	(66)	(6,589)
Other	(185)	(407)	(446)
Total changes in working capital	29,273	16,105	7,163
Net cash used in operating activities	(62,066)	(80,912)	(32,847)

28. Litigation

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

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to seek damages. As at December 31, 2020, the legal proceedings are still in progress. Accordingly, no adjustment has been made to Seroquel-related balances as at December 31, 2020, including accounts receivable, long-term prepayment, accounts payable and other payables of US$1.2 million, US$1.0 million, US$0.9 million and US$1.2 million respectively.

29. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries in the PRC are required to make certain appropriations of net after-tax profits or increases in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$0.2 million and US$0.3 million as at December 31, 2020 and 2019 respectively, which excludes the Company’s subsidiaries with a shareholders’ deficit. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company’s subsidiaries in the PRC due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

In addition, the Group has certain investments in equity investees in the PRC, where the Group’s equity in undistributed earnings amounted to US$99.9 million and US$61.6 million as at December 31, 2020 and 2019 respectively.

30. Subsequent Events

The Group evaluated subsequent events through March 4, 2021, which is the date when the consolidated financial statements were issued.

In January 2021, the Group entered into a contract with a third party contractor for approximately US$46.8 million in connection with the construction of a factory in Shanghai.

SHANGHAI HUTCHISON

PHARMACEUTICALS LIMITED

Report of Independent Auditors

To the Board of Directors and Shareholders of Shanghai Hutchison Pharmaceuticals Limited

We have audited the accompanying consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2020 and 2019, and the related consolidated income statements, consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shanghai Hutchison Pharmaceuticals Limited and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2020 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 4, 2021

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Income Statements

(in US$’000)

		Year Ended December 31,
	Note	2020	2019	2018
Revenue	5	276,354	272,082	275,649
Cost of sales		(72,163)	(77,313)	(82,710)
Gross profit		204,191	194,769	192,939
Selling expenses		(111,892)	(110,591)	(111,984)
Administrative expenses		(17,907)	(14,761)	(14,522)
Other net operating income	6	3,473	2,941	2,705
Operating profit	7	77,865	72,358	69,138
Finance costs	15	(12)	(42)	—
Profit before taxation		77,853	72,316	69,138
Taxation charge	8	(10,833)	(11,015)	(9,371)
Profit for the year		67,020	61,301	59,767

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Comprehensive Income

(in US$’000)

	Year Ended December 31,
	2020	2019	2018
Profit for the year	67,020	61,301	59,767
Other comprehensive income/(loss) that has been or may be reclassified subsequently to profit or loss:
Exchange translation differences	11,129	(4,670)	(5,797)
Total comprehensive income	78,149	56,631	53,970

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Financial Position

(in US$’000)

		December 31,
	Note	2020	2019
Assets
Current assets
Cash and cash equivalents	10	72,478	41,244
Trade and bills receivables	11	18,421	24,772
Other receivables, prepayments and deposits	12	3,392	2,935
Inventories	13	81,674	72,317
Total current assets		175,965	141,268
Property, plant and equipment	14	76,932	76,576
Right-of-use assets	15	152	562
Leasehold land		7,021	6,707
Other intangible asset		935	1,085
Deferred tax assets	16	8,315	6,147
Total assets		269,320	232,345
Liabilities and shareholders’ equity
Current liabilities
Trade payables	17	11,174	10,269
Other payables, accruals and advance receipts	18	93,534	66,425
Current tax liabilities	19	5,032	2,395
Lease liabilities	15	133	444
Total current liabilities		109,873	79,533
Deferred income		6,720	5,974
Lease liabilities	15	19	100
Total liabilities		116,612	85,607
Shareholders’ equity
Share capital		33,382	33,382
Reserves		119,326	113,356
Total shareholders’ equity		152,708	146,738
Total liabilities and shareholders’ equity		269,320	232,345

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Changes in Equity

(in US$’000)

	Share	Exchange	General	Retained	Total
	capital	reserve	reserves	earnings	equity
As at January 1, 2018	33,382	1,943	970	96,436	132,731
Profit for the year	—	—	—	59,767	59,767
Other comprehensive loss
Exchange translation differences	—	(5,797)	—	—	(5,797)
Total comprehensive (loss)/income	—	(5,797)	—	59,767	53,970
Dividends declared to shareholders	—	—	—	(54,923)	(54,923)
As at December 31, 2018	33,382	(3,854)	970	101,280	131,778
Impact of change in accounting policy (IFRS 16)	—	—	—	(17)	(17)
As at January 1, 2019	33,382	(3,854)	970	101,263	131,761
Profit for the year	—	—	—	61,301	61,301
Other comprehensive loss
Exchange translation differences	—	(4,670)	—	—	(4,670)
Total comprehensive (loss)/income	—	(4,670)	—	61,301	56,631
Transfer between reserves	—	—	14	(14)	—
Dividends declared to shareholders	—	—	—	(41,654)	(41,654)
As at December 31, 2019	33,382	(8,524)	984	120,896	146,738
Profit for the year	—	—	—	67,020	67,020
Other comprehensive income
Exchange translation differences	—	11,129	—	—	11,129
Total comprehensive income	—	11,129	—	67,020	78,149
Transfer between reserves	—	—	14	(14)	—
Dividends declared to shareholders	—	—	—	(72,179)	(72,179)
As at December 31, 2020	33,382	2,605	998	115,723	152,708

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Year Ended December 31,
	Note	2020	2019	2018
Operating activities
Net cash generated from operations	20	112,609	76,784	54,699
Interest received		912	518	638
Income tax paid	19	(10,232)	(13,618)	(12,158)
Net cash generated from operating activities		103,289	63,684	43,179
Investing activities
Purchase of property, plant and equipment		(2,437)	(4,592)	(5,172)
Proceeds from disposal of property, plant and equipment		63	9	13
Net cash used in investing activities		(2,374)	(4,583)	(5,159)
Financing activities
Dividends paid to shareholders		(72,179)	(41,654)	(54,667)
Lease payments	15	(474)	(595)	—
Net cash used in financing activities		(72,653)	(42,249)	(54,667)
Net increase/(decrease) in cash and cash equivalents		28,262	16,852	(16,647)
Effect of exchange rate changes on cash and cash equivalents		2,972	(659)	(1,829)
		31,234	16,193	(18,476)
Cash and cash equivalents
Cash and cash equivalents at beginning of year		41,244	25,051	43,527
Cash and cash equivalents at end of year		72,478	41,244	25,051

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

These consolidated financial statements are presented in United States dollars (“US$”), unless otherwise stated and have been approved for issue by the Company’s Board of Directors on March 4, 2021.

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

During the year, the Group has adopted all of the new and revised standards, amendments and interpretations issued by the IASB that are relevant to the Group’s operations and mandatory for annual periods beginning January 1, 2020. The adoption of these new and revised standards, amendments and interpretations did not have any material effects on the Group’s results of operations or financial position.

The following standards, amendments and interpretations were issued but not yet effective for the financial year ended December 31, 2020 and have not been early adopted by the Group:

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Amendments)(1)	Interest rate benchmark reform – Phase 2
IFRS 3 (Amendments)(2)	Reference to the Conceptual Framework
IAS 16 (Amendments)(2)	Property, Plant and Equipment: Proceeds before Intended Use
IAS 37 (Amendments)(2)	Onerous Contracts – Costs of Fulfilling a Contract
Annual improvement 2018-2020(2)	Improvements to IFRSs
IAS 1 (Amendments)(3)	Classification of Liabilities as Current or Non-current
IFRS 17(3)	Insurance Contracts
IFRS 10 and IAS 28 (Amendments)(4)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

(1)	Effective for the Group for annual periods beginning on or after January 1, 2021.
(2)	Effective for the Group for annual periods beginning on or after January 1, 2022.
(3)	Effective for the Group for annual periods beginning on or after January 1, 2023.
(4)	Effective date to be determined by the IASB.

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

(h)    Impairment of Non-Financial Assets

Assets are reviewed for impairment to determine whether there is any indication that the carrying value of these assets may not be recoverable and have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Such impairment loss is recognized in the consolidated income statements. Assets that have an indefinite useful life such as goodwill or intangible assets not ready to use are not subject to amortization and are tested for impairment annually and when there are indications that the carrying value may not be recoverable.

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

(j)    Trade and Other Receivables

Trade and other receivables are recognized initially at fair value, which is the amount of consideration that is unconditional. Trade and other receivables solely represent payments of principal and interest, if any, and the Group holds such financial assets with the objective to collect its contractual cash flows. Therefore, the Group measures them subsequently at amortized cost using the effective interest method, less any loss allowance. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. All other receivables at amortized cost are considered to have low credit risk, and the loss allowance recognized during the period was therefore limited to 12 months expected losses. The amount of the provision is recognized in the consolidated income statements.

(k)    Cash and Cash Equivalents

In the consolidated statements of cash flows, cash and cash equivalents include cash on hand, bank deposits and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, if any.

(l)    Financial Liabilities and Equity Instruments

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

(m)    Current and Deferred Income Tax

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

(n)    Employee Benefits

The employees of the Group participate in defined contribution retirement benefit plans managed by the relevant municipal and provincial governments in the PRC. The assets of these plans are held separately from the Group. The Group is required to make monthly contributions to the plans calculated as a percentage of the employees’ salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations to all existing and future retired employees under the plans described above. Other than the monthly contributions, the Group has no further obligations for the payment of the retirement and other post-retirement benefits of its employees.

(o)    Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

(p)    Leases

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

Right-of-use assets were measured on transition as if the new rules had always been applied. As a result, the Group has recognized a gross up to the consolidated statement of financial position on the date of adoption of US$1.0 million and US$0.9 million in right-of-use assets and lease liabilities respectively, primarily related to the Group’s various offices under non-cancellable lease agreements that were accounted as operating leases under IAS 17 as at December 31, 2018.

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

A reconciliation of the Group’s reported operating lease commitments as at December 31, 2018 and the Group’s lease liabilities recognized upon adoption of IFRS 16 as at January 1, 2019 was as follows:

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

In applying IFRS 16 for the first time, the Group used the following practical expedients permitted by the standard: (i) no reassessment of whether any expired or existing contracts are or contain leases; (ii) no reassessment of the lease classification for any expired or existing leases; (iii) the exclusion of initial direct costs for the measurement of the right-of-use assets at the date of initial application; and (iv) the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Under IAS 17

The Group's accounting policy for leases before January 1, 2019 is detailed below.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated income statements on a straight-line basis over the period of the leases.

(q)    Government Incentives

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

(r)    Revenue and Income Recognition

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

(s)    Interest Income

Interest income is recognized on a time-proportion basis using the effective interest method.

(t)    Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers. The Company’s Board of Directors, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the steering committee that makes strategic decisions.

(u)    General Reserves

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

(ii)    Liquidity risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding when necessary. The Group’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term.

As at December 31, 2020 and 2019, the Group’s current financial liabilities were mainly due for settlement within twelve months and the Group expects to meet all liquidity requirements.

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

Currently, it is the Group’s strategy to maintain a reasonable liabilities to assets ratio. The liabilities to assets ratio as at December 31, 2020 and 2019 was as follows:

	December 31,
	2020	2019

	(in US$’000)
Total liabilities	116,612	85,607
Total assets	269,320	232,345
Liabilities to assets ratio	43.3%	36.8%

(c)    Fair value estimation

The Group does not have any financial assets or liabilities which are carried at fair value. The carrying amounts of the Group’s current financial assets, including cash and cash equivalents, trade and bills receivables and other receivables, and current financial liabilities, including trade payables and other payables and accruals, approximate their fair values due to their short-term maturities. The carrying amounts of the Group’s financial instruments carried at cost or amortized cost are not materially different from their fair values.

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

5. Revenue and Segment Information

Management has reviewed the Group’s internal reporting in order to assess performance and allocate resources, and has determined that the Group has two reportable operating segments as follows:

—Manufacturing business—manufacture and distribution of drug products

—Distribution business—provision of sales, distribution and marketing services to pharmaceutical manufacturers

The operating segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing approaches. The performance of each of the reportable segments is assessed based on a measure of operating profit/(loss).

The segment information is as follows:

	Year Ended December 31, 2020
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total

	(in US$’000)
Revenue from external customers	270,954	5,400	276,354
Interest income	396	579	975
Operating profit/(loss)	78,069	(204)	77,865
Finance costs	11	1	12
Depreciation/amortization	8,670	65	8,735
Additions to non‑current assets (other than financial instruments and deferred tax assets)	3,037	57	3,094

December 31, 2020
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total

(in US$’000)
Total segment assets	261,965	7,355	269,320

	Year Ended December 31, 2019
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total

	(in US$’000)
Revenue from external customers	260,986	11,096	272,082
Interest income	300	282	582
Operating profit/(loss)	74,319	(1,961)	72,358
Finance costs	33	9	42
Depreciation/amortization	7,913	185	8,098
Additions to non‑current assets (other than financial instruments and deferred tax assets)	2,958	17	2,975

December 31, 2019
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total

(in US$’000)
Total segment assets	226,976	5,369	232,345

	Year Ended December 31, 2018
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total

	(in US$’000)
Revenue from external customers	252,542	23,107	275,649
Interest income	348	325	673
Operating profit	66,274	2,864	69,138
Depreciation/amortization	7,500	5	7,505
Additions to non‑current assets (other than financial instruments and deferred tax assets)	3,135	3	3,138

Revenue from external customers is after elimination of inter-segment sales. The amount eliminated was US$62.2 million for 2020 (2019: US$60.8 million; 2018: US$82.8 million). Sales between segments are carried out at mutually agreed terms. Revenue from external customers from the manufacturing business is for sales of goods which are recognized at a point in time. Revenue from external customers from the distribution business is for provision of services which are recognized over time.

6. Other Net Operating Income

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Interest income	975	582	673
Net foreign exchange gain/(loss)	70	(20)	(32)
Other operating income	2,428	2,379	2,064
	3,473	2,941	2,705

7. Operating Profit

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Operating profit	77,865	72,358	69,138

Operating profit is stated after charging/(crediting) the following:

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Cost of inventories recognized as expense	47,299	55,653	53,837
Depreciation of property, plant and equipment	7,878	7,148	7,109
(Gain)/Loss on disposal of property, plant and equipment	(2)	11	26
Amortization of leasehold land	160	161	168
Amortization of other intangible asset	217	218	228
Depreciation charge of right-of-use assets and lease expenses	725	724	764
Movement on the provision for trade receivables	(9)	9	—
Provision for excess and obsolete inventories	2,447	1,062	79
Research and development expense	6,301	4,422	2,158
Auditor’s remuneration	198	194	173
Employee benefit expenses (Note 9)	80,728	80,647	85,943

8. Taxation Charge

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Current tax	12,520	10,300	13,088
Deferred income tax (Note 16)	(1,687)	715	(3,717)
Taxation charge	10,833	11,015	9,371

The taxation charge on the Group’s profit before taxation differs from the theoretical amount that would arise using the Group’s weighted average tax rate as follows:

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Profit before taxation	77,853	72,316	69,138
Tax calculated at the statutory tax rates of respective companies	19,463	18,079	17,285
Tax effects of:
Expenses not deductible for tax purposes	1,137	2,938	4,099
Utilization of unrecognized temporary differences	(938)	(1,669)	(3,614)
Tax concession (note)	(8,753)	(8,541)	(8,263)
(Over)/under provision in prior years	(76)	208	(136)
Taxation charge	10,833	11,015	9,371

Note: The Company has successfully renewed the High and New Technology Enterprise status in 2020. Accordingly, the Company is subject to a preferential income tax rate of 15% (2019: 15%; 2018: 15%) for 3 years (i.e. 2020, 2021, 2022). Certain research and development expenses are also eligible for super-deduction such that 175% of qualified expenses incurred are deductible against taxable profits for tax purposes (2019: 175%; 2018: 175%).

The weighted average tax rate calculated at the statutory tax rates of respective companies for the year was 25% (2019: 25%; 2018: 25%). The effective tax rate for the year was 13.9% (2019: 15.2%; 2018: 13.6%).

9. Employee Benefit Expenses

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Wages, salaries and bonuses	68,226	60,353	65,611
Pension costs—defined contribution plans (note)	995	7,689	8,437
Staff welfare	11,507	12,605	11,895
	80,728	80,647	85,943

Note: The Group received social security concession of US$7.8 million for the year ended December 31, 2020.

Employee benefit expenses of approximately US$16.4 million (2019: US$18.8 million; 2018: US$23.2 million) are included in cost of sales.

10. Cash and cash equivalents

	December 31,
	2020	2019

	(in US$’000)
Cash and cash equivalents	72,478	41,244

The cash and cash equivalents denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

11. Trade and Bills Receivables

	December 31,
	2020	2019

	(in US$’000)
Trade receivables—third parties	13,996	18,354
Trade receivables—related parties (Note 22(b))	1,384	696
Bills receivables	3,041	5,722
	18,421	24,772

All trade and bills receivables are denominated in RMB and are due within one year from the end of the reporting period. The carrying values of trade and bills receivables approximate their fair values due to their short-term maturities.

Movements on the provision for trade receivables are as follows:

	2020	2019	2018

	(in US$’000)
As at January 1	9	—	—
Increase in provision for trade receivables	—	9	—
Decrease in provision due to subsequent collection	(9)	—	—
As at December 31	—	9	—

12. Other Receivables, Prepayments and Deposits

	December 31,
	2020	2019

	(in US$’000)
Prepayments to suppliers	1,356	1,058
Interest receivables	171	98
Deposits	1,338	1,434
Others	527	345
	3,392	2,935

13. Inventories

	December 31,
	2020	2019

	(in US$’000)
Raw materials	31,501	29,655
Work in progress	32,684	24,164
Finished goods	17,489	18,498
	81,674	72,317

14. Property, plant and equipment

				Furniture
				and
				fixtures,
				other
	Buildings		Plant	equipment
	situated in	Leasehold	and	and motor	Construction
	the PRC	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2020	68,213	539	22,606	9,526	2,828	103,712
Additions	—	—	581	935	1,519	3,035
Disposals	—	—	(53)	(134)	—	(187)
Transfers	334	—	361	1,155	(1,850)	—
Exchange differences	4,933	39	1,678	791	188	7,629
As at December 31, 2020	73,480	578	25,173	12,273	2,685	114,189
Accumulated depreciation
As at January 1, 2020	11,212	383	8,760	5,665	1,116	27,136
Depreciation	3,493	88	2,786	1,511	—	7,878
Disposals	—	—	(35)	(91)	—	(126)
Exchange differences	994	33	777	485	80	2,369
As at December 31, 2020	15,699	504	12,288	7,570	1,196	37,257
Net book value
As at December 31, 2020	57,781	74	12,885	4,703	1,489	76,932

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

				Furniture
				and
				fixtures,
				other
	Buildings		Plant	equipment
	situated in	Leasehold	and	and motor	Construction
	the PRC	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2018	72,070	501	23,158	7,574	2,415	105,718
Additions	114	—	516	770	1,738	3,138
Disposals	—	—	(104)	(269)	—	(373)
Transfers	293	—	—	204	(497)	—
Exchange differences	(3,043)	(21)	(987)	(345)	(148)	(4,544)
As at December 31, 2018	69,434	480	22,583	7,934	3,508	103,939
Accumulated depreciation
As at January 1, 2018	4,763	206	4,870	3,949	1,196	14,984
Depreciation	3,603	107	2,267	1,132	—	7,109
Disposals	—	—	(67)	(267)	—	(334)
Exchange differences	(331)	(13)	(284)	(200)	(50)	(878)
As at December 31, 2018	8,035	300	6,786	4,614	1,146	20,881
Net book value
As at December 31, 2018	61,399	180	15,797	3,320	2,362	83,058

15. Leases

Leases consisted of the following:

	December 31,
	2020	2019

	(in US$’000)
Right-of-use assets
Offices	152	562
Lease liabilities—current	133	444
Lease liabilities—non-current	19	100
	152	544

Lease activities are summarized as follows:

	Year Ended December 31,
	2020	2019

	(in US$’000)
Lease expenses: Short-term leases with lease terms equal or less than 12 months	245	153
Depreciation charge of right-of-use assets	480	571
Interest expense (included in finance costs)	12	42
Cash paid on lease liabilities	474	595
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	58	201

Lease contracts are typically within a period of 1 to 5 years. The weighted average remaining lease term and weighted average discount rate as at December 31, 2020 was 0.89 years (2019: 1.24 years) and 4.75% (2019: 4.75%) respectively.

Future lease payments are as follows:

	December 31,
	2020	2019

	(in US$’000)
Lease payments:
Not later than 1 year	135	460
Between 1 to 2 years	19	99
Between 2 to 3 years	—	2
Total lease payments	154	561
Less: Discount factor	(2)	(17)
Total lease liabilities	152	544

16. Deferred Tax Assets

The movements in deferred tax assets are as follows:

	2020	2019	2018

	(in US$’000)
As at January 1	6,147	7,091	3,594
Credited/(debited) to the consolidated income statements
—Accrued expenses, provisions, deferred income, accelerated depreciation and other temporary differences (note)	1,687	(715)	3,717
Exchange differences	481	(229)	(220)
As at December 31	8,315	6,147	7,091

Note: During the year ended December 31, 2019, the Group utilized US$0.9 million deferred tax assets which was recognized during the year ended December 31, 2018 on temporary differences arising from advertising and promotion expenditures.

The Group’s deferred tax assets are mainly temporary differences including accrued expenses, provisions, deferred income, accelerated depreciation and other temporary differences. The potential deferred tax assets in respect of tax losses which have not been recognized in the consolidated financial statements were approximately US$0.7 million as at December 31, 2020 (2019: US$1.3 million).

These unrecognized tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2020	2019

	(in US$’000)
2020	—	39
2021	35	35
2022	7	195
2023	2,550	4,697
2024	76	76
2025	7	—
	2,675	5,042

17. Trade Payables

	December 31,
	2020	2019

	(in US$’000)
Trade payables—third parties	8,711	6,604
Trade payables—related parties (Note 22(b))	2,463	3,665
	11,174	10,269

All trade payables are denominated in RMB and due within one year from the end of the reporting period. The carrying value of trade payables approximates their fair values due to their short-term maturities.

18. Other Payables, Accruals and Advance Receipts

	December 31,
	2020	2019

	(in US$’000)
Accrued salaries and benefits	17,536	12,361
Accrued selling and marketing expenses	59,930	38,477
Value‑added tax and tax surcharge payables	8,794	8,003
Payments in advance from customers (note)	2,750	4,158
Others	4,524	3,426
	93,534	66,425

Note: Substantially all customer balances as at December 31, 2019 were recognized to revenue during the year ended December 31, 2020. Additionally, substantially all customer balances as at December 31, 2020 are expected to be recognized to revenue within one year upon transfer of goods or services as the contracts have an expected duration of one year or less.

19. Current Tax Liabilities

	2020	2019	2018

	(in US$’000)
As at January 1	2,395	5,671	5,341
Current tax (Note 8)	12,520	10,300	13,088
Tax paid	(10,232)	(13,618)	(12,158)
Exchange difference	192	42	(600)
Transfer to other receivables	157	—	—
As at December 31	5,032	2,395	5,671

20. Notes to the Consolidated Statements of Cash Flows

(a)    Reconciliation of profit for the year to net cash generated from operations:

	2020	2019	2018

	(in US$’000)
Profit for the year	67,020	61,301	59,767
Adjustments to reconcile profit for the year to net cash generated from operations
Taxation charge	10,833	11,015	9,371
Finance costs	12	42	—
Interest income	(975)	(582)	(673)
Depreciation on property, plant and equipment	7,878	7,148	7,109
(Gain)/loss on disposal of property, plant and equipment	(2)	11	26
Amortization of leasehold land	160	161	168
Amortization of other intangible asset	217	218	228
Depreciation charge of right-of-use assets	480	571	—
Provision for excess and obsolete inventories	2,447	1,062	79
Movement on the provision for trade receivables	(9)	9	—
Exchange differences	2,057	(1,439)	(568)
Changes in working capital:
Trade and bills receivables	6,360	7,053	(9,389)
Other receivables, prepayments and deposits	(227)	(218)	(216)
Inventories	(11,804)	(8,459)	(3,892)
Trade payables	905	3,097	(4,601)
Other payables, accruals and advance receipts	26,511	(3,271)	(1,003)
Deferred income	746	(935)	(1,707)
Total changes in working capital	22,491	(2,733)	(20,808)
Net cash generated from operations	112,609	76,784	54,699

(b)    Supplemental disclosure for non-cash activities

During the years ended December 31, 2020, there was an increase in accruals made for purchases of property, plant and equipment of US$0.6 million (2019 and 2018: a decrease of US$1.8 million and US$2.0 million respectively).

21. Capital commitments

The Group had the following capital commitments:

December 31,
2020
(in US$’000)
Property, plant and equipment
Contracted but not provided for	902

Capital commitments for property, plant and equipment are mainly for improvements to the Group’s plant.

22. Significant Related Party Transactions

The Group has the following significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(a)    Transactions with related parties:

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Sales of goods to:
—A fellow subsidiary of SHTCML	10,465	12,459	10,987
—A fellow subsidiary of SHCM(HK)IL	2,854	2,255	2,071
	13,319	14,714	13,058
Purchase of goods from:
—SHTCML	7,922	4,609	—
—Fellow subsidiaries of SHTCML	1,016	3,263	12,219
	8,938	7,872	12,219
Rendering of research and development services from:
—A fellow subsidiary of SHCM(HK)IL	491	494	859
Provision of marketing services to:
—A fellow subsidiary of SHTCML	2,781	5,045	5,917
—A fellow subsidiary of SHCM(HK)IL	—	2,682	12,703
	2,781	7,727	18,620
Leasing office from:
—SHTCML	337	335	297

No transactions have been entered into with the directors of the Company (being the key management personnel) during the year ended December 31, 2020 (2019 and 2018: nil).

(b)    Balances with related parties included in:

	December 31,
	2020	2019

	(in US$’000)
Trade and bills receivables
—A fellow subsidiary of SHTCML	1,384	696
Other receivables, prepayments and deposits
—A fellow subsidiary of SHTCML	946	1,338
Right-of-use assets
—SHTCML	87	409
Trade payables
—SHTCML	2,054	3,437
— Fellow subsidiaries of SHTCML	409	228
	2,463	3,665
Other payables, accruals and advance receipts
—Fellow subsidiaries of SHCM(HK)IL	986	986
Lease liabilities
—SHTCML	94	424

Balances with related parties are unsecured, interest-free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

23. Particulars of Principal Subsidiaries

				Equity
		Nominal value		interest
	Place of	of registered		attributable
	establishment	capital		to the Group

	and	December 31,
Name	operation	2020	2019	2020	2019	Type of legal entity	Principal activity

		(in RMB’000)
Shanghai Shangyao Hutchison Whampoa GSP Company Limited	PRC	20,000	20,000	100%	100%	Limited liability company	Distribution of drug products
Hutchison Heze Bio Resources & Technology Co., Limited	PRC	1,500	1,500	100%	100%	Limited liability company	Agriculture and sales of Chinese herbs

24. Subsequent Events

The Group evaluated subsequent events through March 4, 2021, which is the date when the consolidated financial statements were issued.

HUTCHISON WHAMPOA GUANGZHOU

BAIYUNSHAN CHINESE MEDICINE

COMPANY LIMITED

Report of Independent Auditors

To the Board of Directors and Shareholders of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

We have audited the accompanying consolidated financial statements of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2020 and 2019, and the related consolidated income statements, consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2020 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

March 4, 2021

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Income Statements

(in US$’000)

		Year Ended December 31,
	Note	2020	2019	2018
Revenue	5	232,368	215,403	215,838
Cost of sales		(115,564)	(100,279)	(102,701)
Gross profit		116,804	115,124	113,137
Selling expenses		(74,066)	(74,013)	(70,501)
Administrative expenses		(25,664)	(23,817)	(25,997)
Other net operating income	6	6,071	5,626	4,085
Operating profit	7	23,145	22,920	20,724
Share of (losses)/profits of a joint venture and associated companies, net of tax		(84)	60	131
Finance costs		(57)	(59)	(152)
Gain on return of land	8	84,667	—	—
Gain on divestment of a subsidiary	25(b)	37	—	—
Profit before taxation		107,708	22,921	20,703
Taxation charge	9	(16,494)	(3,634)	(4,227)
Profit for the year		91,214	19,287	16,476
Attributable to:
Shareholders of the Company		91,276	19,792	16,860
Non-controlling interests		(62)	(505)	(384)
		91,214	19,287	16,476

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Statements of Comprehensive Income

(in US$’000)

	Year Ended December 31,
	2020	2019	2018
Profit for the year	91,214	19,287	16,476
Other comprehensive income/(loss) that has been or may be reclassified subsequently to profit or loss:
Exchange translation differences	4,728	(3,353)	(5,640)
Total comprehensive income	95,942	15,934	10,836
Attributable to:
Shareholders of the Company	95,976	16,529	11,368
Non‑controlling interests	(34)	(595)	(532)
	95,942	15,934	10,836

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Statements of Financial Position

(in US$’000)

		December 31,
	Note	2020	2019
Assets
Current assets
Cash and cash equivalents	11	16,602	21,421
Trade and bills receivables	12	67,417	48,273
Other receivables, prepayments and deposits	13	50,121	8,593
Inventories	14	43,748	46,417
Total current assets		177,888	124,704
Property, plant and equipment	15	60,181	60,317
Right-of-use assets	16	820	1,525
Leasehold land		8,419	9,259
Goodwill		8,751	8,163
Other intangible assets		2,108	2,375
Investments in a joint venture and associated companies		584	616
Deferred tax assets	17	3,141	2,323
Other non-current assets	18	11,689	10,490
Total assets		273,581	219,772
Liabilities and shareholders’ equity
Current liabilities
Trade payables	19	22,579	12,699
Other payables, accruals and advance receipts	20	98,861	61,877
Dividend payable	24(b)	—	46,962
Lease liabilities	16	568	611
Current tax liabilities		15,171	1,902
Total current liabilities		137,179	124,051
Deferred tax liabilities	17	114	106
Deferred income	21	15,617	15,244
Dividend payable	24(b)	—	32,380
Lease liabilities	16	303	960
Total liabilities		153,213	172,741
Company’s shareholders’ equity
Share capital		24,103	24,103
Reserves		95,283	20,410
Total Company’s shareholders’ equity		119,386	44,513
Non-controlling interests		982	2,518
Total shareholders’ equity		120,368	47,031
Total liabilities and shareholder’s equity		273,581	219,772

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Statements of Changes in Equity

(in US$’000)

	Attributable to shareholders of the Company
						Non‑
	Share	Exchange	General	Retained		Controlling	Total
	capital	reserve	reserves	earnings	Total	interests	equity
As at January 1, 2018	24,103	6,712	131	79,670	110,616	3,645	114,261
Profit/(loss) for the year	—	—	—	16,860	16,860	(384)	16,476
Other comprehensive loss
Exchange translation differences	—	(5,492)	—	—	(5,492)	(148)	(5,640)
Total comprehensive (loss)/income	—	(5,492)	—	16,860	11,368	(532)	10,836
As at December 31, 2018	24,103	1,220	131	96,530	121,984	3,113	125,097
Impact of change in accounting policy (IFRS 16)	—	—	—	(43)	(43)	—	(43)
As at January 1, 2019	24,103	1,220	131	96,487	121,941	3,113	125,054
Profit/(loss) for the year	—	—	—	19,792	19,792	(505)	19,287
Other comprehensive loss
Exchange translation differences	—	(3,263)	—	—	(3,263)	(90)	(3,353)
Total comprehensive (loss)/income	—	(3,263)	—	19,792	16,529	(595)	15,934
Dividends declared to shareholders	—	—	—	(93,957)	(93,957)	—	(93,957)
As at December 31, 2019	24,103	(2,043)	131	22,322	44,513	2,518	47,031
Profit/(loss) for the year	—	—	—	91,276	91,276	(62)	91,214
Other comprehensive income
Exchange translation differences	—	4,700	—	—	4,700	28	4,728
Total comprehensive income/(loss)	—	4,700	—	91,276	95,976	(34)	95,942
Dividends declared to shareholders	—	—	—	(20,756)	(20,756)	—	(20,756)
Acquisition of additional interest in a subsidiary (Note 25(a))	—	(9)	(131)	(207)	(347)	(1,537)	(1,884)
Divestment of a subsidiary to non-controlling interest (Note 25(b))	—	—	—	—	—	35	35
As at December 31, 2020	24,103	2,648	—	92,635	119,386	982	120,368

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Year Ended December 31,
	Note	2020	2019	2018
Operating activities
Net cash generated from operations	22(a)	60,756	26,237	29,174
Interest received		271	160	81
Finance costs paid		(57)	(59)	(152)
Income tax paid		(4,013)	(3,363)	(3,729)
Net cash generated from operating activities		56,957	22,975	25,374
Investing activities
Purchase of property, plant and equipment		(2,342)	(3,377)	(5,387)
Purchase of intangible asset		—	(356)	—
Proceeds from return of land	8	40,422	—	—
Proceeds from disposal of leasehold land		231	—	—
Proceeds from disposal of property, plant and equipment		730	—	—
Government grants received relating to property, plant and equipment		963	950	1,198
Net cash generated from/(used in) investing activities		40,004	(2,783)	(4,189)
Financing activities
Dividends paid to shareholders		(100,842)	(14,615)	(15,077)
Repayment of advances from shareholder		—	—	(2,423)
Acquisition of additional interest in a subsidiary	25(a)	(1,884)	—	—
Lease payments	16	(609)	(556)	(103)
Net cash used in financing activities		(103,335)	(15,171)	(17,603)
Net (decrease)/increase in cash and cash equivalents		(6,374)	5,021	3,582
Effect of exchange rate changes on cash and cash equivalents		1,555	(443)	(582)
		(4,819)	4,578	3,000
Cash and cash equivalents
Cash and cash equivalents at beginning of year		21,421	16,843	13,843
Cash and cash equivalents at end of year		16,602	21,421	16,843

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

These consolidated financial statements are presented in United States dollars (“US$”), unless otherwise stated and have been approved for issue by the Company’s Board of Directors on March 4, 2021.

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

During the year, the Group has adopted all of the new and revised standards, amendments and interpretations issued by the IASB that are relevant to the Group’s operations and mandatory for annual periods beginning January 1, 2020. The adoption of these new and revised standards, amendments and interpretations did not have any material effects on the Group’s results of operations or financial position.

The following standards, amendments and interpretations were issued but not yet effective for the financial year ended December 31, 2020 and have not been early adopted by the Group:

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Amendments)(1)	Interest rate benchmark reform – Phase 2
IFRS 3 (Amendments)(2)	Reference to the Conceptual Framework
IAS 16 (Amendments)(2)	Property, Plant and Equipment: Proceeds before Intended Use
IAS 37 (Amendments)(2)	Onerous Contracts – Costs of Fulfilling a Contract
Annual improvement 2018-2020(2)	Improvements to IFRSs
IAS 1 (Amendments)(3)	Classification of Liabilities as Current or Non-current
IFRS 17(3)	Insurance Contracts
IFRS 10 and IAS 28 (Amendments)(4)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

(1)	Effective for the Group for annual periods beginning on or after January 1, 2021.
(2)	Effective for the Group for annual periods beginning on or after January 1, 2022.
(3)	Effective for the Group for annual periods beginning on or after January 1, 2023.
(4)	Effective date to be determined by the IASB.

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

Goodwill is retained at the carrying amount as a separate asset, and subject to impairment test annually and when there are indications that the carrying value may not be recoverable.

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

(l)    Impairment of Non-Financial Assets

Assets are reviewed for impairment to determine whether there is any indication that the carrying value of these assets may not be recoverable and have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Such impairment loss is recognized in the consolidated income statements. Assets that have an indefinite useful life such as goodwill or intangible assets not ready to use are not subject to amortization and are tested for impairment annually and when there are indications that the carrying value may not be recoverable.

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

(o)    Trade and Other Receivables

Trade and other receivables are recognized initially at fair value, which is the amount of consideration that is unconditional. Trade and other receivables solely represent payments of principal and interest, if any, and the Group holds such financial assets with the objective to collect its contractual cash flows. Therefore, the Group measures them subsequently at amortized cost using the effective interest method, less any loss allowance. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. All other receivables at amortized cost are considered to have low credit risk, and the loss allowance recognized during the period was therefore limited to 12 months expected losses. The amount of the provision is recognized in the consolidated income statements.

(p)    Cash and Cash Equivalents

In the consolidated statements of cash flows, cash and cash equivalents include cash on hand, bank deposits and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, if any.

(q)    Financial Liabilities and Equity Instruments

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

(r)    Current and Deferred Income Tax

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

(s)    Employee Benefits

The employees of the Group participate in defined contribution retirement benefit plans managed by the relevant municipal and provincial governments in the PRC. The assets of these plans are held separately from the Group. The Group is required to make monthly contributions to the plans, calculated as a percentage of the employees’ salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations to all existing and future retired employees under the plans described above. Other than the monthly contributions, the Group has no further obligations for the payment of the retirement and other post-retirement benefits of its employees.

(t)    Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

(u)    Leases

The Group adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

Right-of-use assets were measured on transition as if the new rules had always been applied. As a result, the Group has recognized a gross up to the consolidated statement of financial position on the date of adoption of US$0.6 million and US$0.6 million in right-of-use assets and lease liabilities respectively, primarily related to the Group’s various warehouses under non-cancellable lease agreements that were accounted as operating leases under IAS 17 as at December 31, 2018.

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

A reconciliation of the Group’s reported operating lease commitments as at December 31, 2018 and the Group’s lease liabilities recognized upon adoption of IFRS 16 as at January 1, 2019 was as follows:

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

In applying IFRS 16 for the first time, the Group used the following practical expedients permitted by the standard: (i) no reassessment of whether any expired or existing contracts are or contain leases; (ii) no reassessment of the lease classification for any expired or existing leases; (iii) the exclusion of initial direct costs for the measurement of the right-of-use assets at the date of initial application; and (iv) the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Under IAS 17

The Group's accounting policy for leases before January 1, 2019 is detailed below.

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

(v)    Government Incentives

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

(w)    Revenue and Income Recognition

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

(x)    Interest income

Interest income is recognized on a time-proportion basis using the effective interest method.

(y)    Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-makers. The Company’s Board of Directors, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the steering committee that makes strategic decisions.

(z)    General Reserves

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

(ii)    Liquidity risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding when necessary. The Group’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term.

As at December 31, 2020 and 2019, the Group’s current financial liabilities were mainly due for settlement within twelve months and the Group expects to meet all liquidity requirements. Additionally, the Group’s financial liabilities include current and non-current dividends payable to shareholders (refer to Note 24(b)), for which shareholders will only require settlement when sufficient cash and cash equivalents are available.

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

Currently, it is the Group’s strategy to maintain a reasonable liabilities to assets ratio. The liabilities to assets ratio as at December 31, 2020 and 2019 was as follows:

	December 31,
	2020	2019

	(in US$’000)
Total liabilities	153,213	172,741
Total assets	273,581	219,772
Liabilities to assets ratio	56.0%	78.6%

(c)    Fair value estimation

The Group does not have any financial assets or liabilities which are carried at fair value. The carrying amounts of the Group’s current financial assets, including cash and cash equivalents, trade and bills receivables and other receivables, and current financial liabilities, including trade payables, and other payables and accruals and dividend payable, approximate their fair values due to their short-term maturities. The carrying amounts of the Group’s financial instruments carried at cost or amortized cost are not materially different from their fair values.

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

(c)    Impairment of non-financial assets

The Group tests at least annually whether goodwill has suffered any impairment. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount in accordance with the accounting policy stated in Note 2(l). The recoverable amount of an asset or a cash-generating unit is determined based on the higher of the asset’s or the cash-generating unit’s fair value less costs to disposal and value-in-use. The value-in-use calculation requires the entity to estimate the future cash flows expected to arise from the asset and a suitable discount rate in order to calculate present value, and the growth rate assumptions in the cash flow projections which has been prepared on the basis of management’s assumptions and estimates.

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

(e)    Return of land to the government

In June 2020, the Group entered into an agreement with the government to return the land use right for a plot of land in Guangzhou to the government for cash consideration of up to RMB683.0 million (approximately US$101.2 million) (the “Land Compensation Agreement”). In November 2020, the Group determined that it had completed the return of land (Note 8). All material obligations as stipulated in the Land Compensation Agreement had been completed by November 2020, and since there were no further material obligations to be fulfilled by the Group and there was no recoverability risk on the receivable, control of the land had been passed to the government. RMB569.2 million (approximately US$86.1 million) of the consideration has been recognized as at December 31, 2020.

The remaining RMB113.8 million (approximately US$17.4 million) conditional consideration will be recognized upon the receipt of a completion confirmation from the government within 12 months from the date of the Land Compensation Agreement. The remaining procedures to complete the transaction are administrative processes of the government and are considered perfunctory. If the final outcome is different from these judgements, it will impact the timing and amount of gain recognized.

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

The segment information is as follows:

	Year Ended December 31, 2020
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total
		(in US$’000)
Revenue from external customers	215,427	16,941	232,368
Interest income	188	83	271
Operating profit	20,833	2,312	23,145
Share of losses of joint venture and associated companies, net of tax	84	—	84
Finance costs	51	6	57
Depreciation/amortization	6,361	123	6,484
Additions to non‑current assets (other than financial instruments and deferred tax assets)	2,432	1	2,433

December 31, 2020
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total
(in US$’000)
Total segment assets	243,578	30,003	273,581

	Year Ended December 31, 2019
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total
		(in US$’000)
Revenue from external customers	202,852	12,551	215,403
Interest income	76	84	160
Operating profit	21,738	1,182	22,920
Share of profits of joint venture and associated companies, net of tax	60	—	60
Finance costs	40	19	59
Depreciation/amortization	6,411	125	6,536
Additions to non‑current assets (other than financial instruments and deferred tax assets)	4,002	—	4,002

December 31, 2019
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total
(in US$’000)
Total segment assets	193,732	26,040	219,772

	Year Ended December 31, 2018
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total
		(in US$’000)
Revenue from external customers	205,949	9,889	215,838
Interest income	53	28	81
Operating profit	19,988	736	20,724
Share of profits of joint venture and associated companies, net of tax	131	—	131
Finance costs	152	—	152
Depreciation/amortization	5,956	9	5,965
Additions to non‑current assets (other than financial instruments and deferred tax assets)	3,471	—	3,471

Revenue from external customers is after elimination of inter-segment sales. The amount eliminated was US$0.1 million for 2020 (2019: US$0.7 million; 2018: US$1.9 million). Sales between segments are carried out at mutually agreed terms. Revenue from external customers is primarily for sales of goods which are recognized at a point in time, except for provision of services which are recognized over time of US$3.7 million in 2020 (2019: US$3.1 million; 2018: US$3.4 million) and included in the manufacturing business operating segment.

6. Other Net Operating Income

	Year Ended December 31,
	2020	2019	2018
		(in US$’000)
Interest income	271	160	81
Gain on disposal of leasehold land	166	—	—
Loss on disposal of property, plant and equipment	(643)	(162)	(103)
Other operating income	6,734	6,226	4,332
Other operating expenses	(457)	(598)	(225)
	6,071	5,626	4,085

7. Operating Profit

	Year Ended December 31,
	2020	2019	2018
		(in US$’000)
Operating profit	23,145	22,920	20,724

Operating profit is stated after charging/(crediting) the following:

	Year Ended December 31,
	2020	2019	2018
		(in US$’000)
Cost of inventories recognized as expense	100,906	85,802	89,939
Depreciation of property, plant and equipment	5,283	5,417	5,348
Impairment of property, plant and equipment	—	525	—
Loss on disposal of property, plant and equipment	643	162	103
Gain on disposal of leasehold land	(166)	—	—
Amortization of leasehold land	236	230	256
Amortization of other intangible assets	414	351	361
Depreciation charge of right-of-use assets and lease expenses	1,438	1,227	1,180
Movements on the provision for trade receivables	(20)	(70)	19
Movements on the provision for excess and obsolete inventories	474	314	769
Research and development expense	1,670	1,041	823
Auditor’s remuneration	88	87	81
Employee benefit expenses (Note 10)	36,822	34,634	33,454

8. Gain on return of land

In November 2020, the Group completed all material obligations as stipulated in the Land Compensation Agreement including the deregistration of the land use right certificate. Therefore, the Group has recorded the return of leasehold land to the government for RMB569.2 million (approximately US$86.1 million), resulting in a gain of RMB559.7 million (approximately US$84.7 million) after deducting costs of RMB1.7 million (approximately US$0.3 million) to the Group. As at December 31, 2020, the Group has received RMB284.6 million (approximately US$40.4 million) and has recorded RMB284.6 million (approximately US$43.4 million) in other receivables, prepayments and deposits (Note 13). The remaining RMB113.8 million (approximately US$17.4 million) of cash consideration is conditional upon the receipt of a completion confirmation from the government within 12 months from the date of the Land Compensation Agreement and therefore has not been recognized as at December 31, 2020.

9. Taxation Charge

	Year Ended December 31,
	2020	2019	2018
		(in US$’000)
Current tax	17,108	3,925	3,930
Deferred income tax (Note 17)	(614)	(291)	297
Taxation charge	16,494	3,634	4,227

The taxation charge on the Group’s profit before taxation differs from the theoretical amount that would arise using the Group’s weighted average tax rate as follows:

	Year Ended December 31,
	2020	2019	2018
		(in US$’000)
Profit before taxation	107,708	22,921	20,703
Tax calculated at the statutory tax rates of respective companies	26,927	5,730	5,176
Tax effects of:
Expenses not deductible for tax purposes	66	56	104
Tax concession (note)	(10,454)	(2,569)	(2,159)
Tax losses for which no deferred tax assets were recognized	339	522	1,005
Under/(over) provision in prior years	44	(17)	107
Others	(428)	(88)	(6)
Taxation charge	16,494	3,634	4,227

Note: The Company has been granted the High and New Technology Enterprise status. Accordingly, the Company is subject to a preferential income tax rate of 15% and renewed the status in 2020 (2019: 15%; 2018: 15%). Certain research and development expenses are also eligible for super-deduction such that 175% (2019: 175%; 2018: 175%) of qualified expenses incurred are deductible for tax purposes.

The weighted average tax rate calculated at the statutory tax rates of respective companies for the year was 25% (2019: 25%; 2018: 25%). The effective tax rate for the year was 15.3% (2019: 15.9%; 2018: 20.4%).

10. Employee Benefit Expenses

	Year Ended December 31,
	2020	2019	2018
		(in US$’000)
Wages, salaries and bonuses	28,380	25,066	23,910
Pension costs—defined contribution plans	6,954	8,282	8,408
Staff welfare	1,488	1,286	1,136
	36,822	34,634	33,454

Employee benefit expenses of approximately US$11.1 million (2019: US$11.4 million; 2018: US$9.2 million) are included in cost of sales.

11. Cash and Cash Equivalents

	December 31,
	2020	2019

	(in US$’000)
Cash and cash equivalents	16,602	21,421

The cash and cash equivalents denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

12. Trade and Bills Receivables

	December 31,
	2020	2019

	(in US$’000)
Trade receivables—third parties	1,764	1,896
Trade receivables—related parties (Note 24(b))	3,485	1,770
Bills receivables	62,168	44,607
	67,417	48,273

All trade and bills receivables are denominated in RMB and are due within one year from the end of the reporting period. The carrying values of trade and bills receivables approximate their fair values due to their short-term maturities.

Movements on the provision for trade receivables are as follows:

	2020	2019	2018
		(in US$’000)
As at January 1	19	90	75
Increase in provision for trade receivables	—	5	78
Decrease in provision due to subsequent collection	(20)	(75)	(59)
Exchange differences	1	(1)	(4)
As at December 31	—	19	90

The impaired and provided receivables as at December 31, 2019 were aged over 1 year.

13. Other Receivables, Prepayments and Deposits

	December 31,
	2020	2019

	(in US$’000)
Prepayments to suppliers	4,784	7,098
Value‑added tax receivables	538	597
Land compensation receivable	43,414	—
Others	1,385	898
	50,121	8,593

14. Inventories

	December 31,
	2020	2019

	(in US$’000)
Raw materials	13,063	15,681
Work in progress	17,303	15,602
Finished goods	13,382	15,134
	43,748	46,417

15. Property, Plant and Equipment

a
			Furniture and
			fixtures, other
	Buildings		equipment
	and	Plant and	and motor	Construction
	facilities	equipment	vehicles	in progress	Total
			(in US$’000)
Cost
As at January 1, 2020	59,099	25,426	11,353	1,311	97,189
Additions	224	168	651	1,390	2,433
Disposals	(2,204)	(187)	(522)	—	(2,913)
Disposal of a subsidiary	(28)	—	(27)	—	(55)
Transfers	28	502	318	(848)	—
Exchange differences	4,148	1,860	842	126	6,976
As at December 31, 2020	61,267	27,769	12,615	1,979	103,630
Accumulated depreciation
As at January 1, 2020	14,021	14,096	8,755	—	36,872
Depreciation	2,201	1,520	1,562	—	5,283
Disposals	(926)	(150)	(464)	—	(1,540)
Disposal of a subsidiary	(10)	—	(23)	—	(33)
Exchange differences	1,082	1,093	692	—	2,867
As at December 31, 2020	16,368	16,559	10,522	—	43,449
Net book value
As at December 31, 2020	44,899	11,210	2,093	1,979	60,181

			Furniture and
			fixtures, other
	Buildings		equipment
	and	Plant and	and motor	Construction
	facilities	equipment	vehicles	in progress	Total
			(in US$’000)
Cost
As at January 1, 2019	61,319	25,866	10,700	1,423	99,308
Additions	158	415	533	1,395	2,501
Disposals	(1,005)	(673)	(319)	—	(1,997)
Transfers	227	502	741	(1,470)	—
Exchange differences	(1,600)	(684)	(302)	(37)	(2,623)
As at December 31, 2019	59,099	25,426	11,353	1,311	97,189
Accumulated depreciation
As at January 1, 2019	12,739	12,929	7,707	—	33,375
Depreciation	2,299	1,569	1,549	—	5,417
Disposals	(887)	(294)	(287)	—	(1,468)
Impairment	241	267	17	—	525
Exchange differences	(371)	(375)	(231)	—	(977)
As at December 31, 2019	14,021	14,096	8,755	—	36,872
Net book value
As at December 31, 2019	45,078	11,330	2,598	1,311	60,317

			Furniture and
			fixtures, other
	Buildings		equipment
	and	Plant and	and motor	Construction
	facilities	equipment	vehicles	in progress	Total
			(in US$’000)
Cost
As at January 1, 2018	63,378	26,720	8,494	1,973	100,565
Additions	228	539	1,607	1,097	3,471
Disposals	—	(343)	(47)	—	(390)
Transfers	399	82	1,101	(1,582)	—
Exchange differences	(2,686)	(1,132)	(455)	(65)	(4,338)
As at December 31, 2018	61,319	25,866	10,700	1,423	99,308
Accumulated depreciation
As at January 1, 2018	10,880	12,110	6,758	—	29,748
Depreciation	2,406	1,626	1,316	—	5,348
Disposals	—	(249)	(38)	—	(287)
Exchange differences	(547)	(558)	(329)	—	(1,434)
As at December 31, 2018	12,739	12,929	7,707	—	33,375
Net book value
As at December 31, 2018	48,580	12,937	2,993	1,423	65,933

16. Leases

Leases consisted of the following:

	December 31,
	2020	2019

	(in US$’000)
Right-of-use assets:
Warehouses	820	1,268
Machinery	—	257
	820	1,525
Lease liabilities—current	568	611
Lease liabilities—non-current	303	960
	871	1,571

Lease activities are summarized as follows:

	Year Ended
	December 31,
	2020	2019

	(in US$’000)
Lease expenses: Short-term leases with lease terms equal or less than 12 months	887	689
Depreciation charge of right-of-use assets	551	538
Interest expense (included in finance costs)	57	59
Cash paid on lease liabilities	609	556
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	—	1,145

Lease contracts are typically within a period of 1 to 6 years. The weighted average remaining lease term and weighted average discount rate as at December 31, 2020 was 1.56 years (2019: 2.51 years) and 4.75%  (2019: 4.77%) respectively.

Future lease payments are as follows:

	December 31,
	2020	2019

	(in US$’000)
Lease payments:
Not later than 1 year	598	671
Between 1 to 2 years	307	678
Between 2 to 3 years	—	320
Total lease payments	905	1,669
Less: Discount factor	(34)	(98)
Total lease liabilities	871	1,571

17. Deferred Tax Assets and Liabilities

	December 31,
	2020	2019

	(in US$’000)
Deferred tax assets	3,141	2,323
Deferred tax liabilities	(114)	(106)
Net deferred tax assets	3,027	2,217

The movements in net deferred tax assets are as follows:

	2020	2019	2018
		(in US$’000)
At January 1	2,217	1,986	2,375
(Debited)/credited to the consolidated income statements
—Tax losses	(396)	(27)	(867)
—Accrued expenses, provisions, depreciation allowances	1,010	318	570
Exchange differences	196	(60)	(92)
At December 31	3,027	2,217	1,986

The Group’s deferred tax assets and liabilities are temporary differences including tax losses, accrued expenses, provisions and depreciation allowances. The potential deferred tax assets in respect of tax losses which have not been recognized in the consolidated financial statements were approximately US$1.6 million as at December 31, 2020 (2019:US$1.5 million).

These unrecognized tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2020	2019

	(in US$’000)
2020	—	559
2021	926	873
2022	1,836	1,729
2023	849	792
2024	1,334	2,046
2025	1,431	—
	6,376	5,999

18. Other Non-Current Assets

	December 31,
	2020	2019

	(in US$’000)
Prepayment of leasehold land rights (note)	11,160	10,410
Others	529	80
	11,689	10,490

Note: Represents prepayments for a land use right. The title of the land is in the process of registration, pending remaining administrative procedures. The respective prepayments are recorded in other non-current assets until the registration is completed and title is transferred to the Company. As at December 31, 2020, this process is still in progress and the Group does not have right to use the land.

19. Trade Payables

	December 31,
	2020	2019

	(in US$’000)
Trade payables—third parties	16,852	10,023
Trade payables—related parties (Note 24(b))	5,727	2,676
	22,579	12,699

All trade payables are denominated in RMB and due within one year from the end of the reporting period. The carrying value of trade payables approximates their fair values due to their short-term maturities.

20. Other Payables, Accruals and Advance Receipts

	December 31,
	2020	2019

	(in US$’000)
Other payables and accruals
Accrued salaries and benefits	4,715	3,714
Accrued selling and administrative expenses	27,872	15,901
Value‑added tax and tax surcharge payables	2,207	2,471
Deposits received	5,866	4,769
Other payables to manufacturers	8,794	11,448
Others	6,017	4,831
	55,471	43,134
Advance receipts
Payments in advance from customers (note)	41,963	17,035
Deferred government incentives	1,427	1,708
	43,390	18,743
	98,861	61,877

Note: Substantially all customer balances as at December 31, 2019 were recognized to revenue during the year ended December 31, 2020. Additionally, substantially all customer balances as at December 31, 2020 are expected to be recognized to revenue within one year upon transfer of goods or services as the contracts have an expected duration of one year or less.

21. Deferred Income

	December 31,
	2020	2019

	(in US$’000)
Deferred government incentives:
Buildings and other non‑current assets	11,890	11,904
Others	3,727	3,340
	15,617	15,244

22. Notes to the Consolidated Statements of Cash Flows

(a)    Reconciliation of profit for the year to net cash generated from operations:

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Profit for the year	91,214	19,287	16,476
Adjustments to reconcile profit for the year to net cash generated from operations
Taxation charge	16,494	3,634	4,227
Finance costs	57	59	152
Interest income	(271)	(160)	(81)
Share of losses/(profits) of a joint venture and associated companies, net of tax	84	(60)	(131)
Depreciation on property, plant and equipment	5,283	5,417	5,348
Depreciation charge of right-of-use assets	551	538	—
Loss on disposal of property, plant and equipment	643	162	103
Gain on return of land	(84,667)	—	—
Gain on disposal of leasehold land	(166)	—	—
Impairment of property, plant and equipment	—	525	—
Amortization of leasehold land	236	230	256
Amortization of other intangible assets	414	351	361
Movement on the provision for trade receivables	(20)	(70)	19
Movement on the provision for excess and obsolete inventories	474	314	769
Amortization of deferred income	(1,689)	(2,187)	(1,753)
Gain on divestment of a subsidiary	(37)	—	—
Exchange differences	794	(1,120)	(1,617)
Changes in working capital:
Trade and bills receivables	(19,124)	(1,524)	(10,330)
Other receivables, prepayments and deposits	1,902	(2,886)	1,229
Inventories	2,195	60	(3,137)
Other non-current assets	—	700	(302)
Trade payables	9,880	(2,965)	119
Other payables, accruals and advance receipts	36,509	5,932	17,466
Total changes in working capital	31,362	(683)	5,045
Net cash generated from operations	60,756	26,237	29,174

(b)    Supplemental disclosure for non-cash activities

During the year ended December 31, 2020, there was an increase in accruals made for purchases of property, plant and equipment of US$0.1 million (2019 and 2018: a decrease of US$0.9 million and US$1.9 million respectively).

23. Capital commitments

The Group had the following capital commitments:

December 31,
2020
(in US$’000)
Property, plant and equipment
Contracted but not provided for	1,633

Capital commitments for property, plant and equipment are mainly for improvements to the Group’s plant.

24. Significant Related Party Transactions

The Group has the following significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(a)    Transactions with related parties:

	Year Ended December 31,
	2020	2019	2018

	(in US$’000)
Sales of goods to:
—Fellow subsidiaries of GBPHCL	33,535	23,658	23,015
—A fellow subsidiary of GZHCMHK	493	210	756
	34,028	23,868	23,771
Other services income from:
—An equity investee	273	275	—
—Fellow subsidiaries of GBPHCL	6,166	5,913	6,994
	6,439	6,188	6,994
Purchase of goods from:
—An equity investee	2,317	3,216	4,349
—Fellow subsidiaries of GBPHCL	29,594	24,733	33,044
	31,911	27,949	37,393
Advertising expenses to:
—A fellow subsidiary of GBPHCL	5,733	5,128	7,752
Interest paid to:
—A fellow subsidiary of GBPHCL	—	—	45
—A non-controlling shareholder of a subsidiary	5	16	21
	5	16	66

No transactions have been entered into with the directors of the Company (being the key management personnel) during the year ended December 31, 2020 (2019 and 2018: nil).

(b)    Balances with related parties included in:

	December 31,
	2020	2019

	(in US$’000)
Trade and bills receivables
—An equity investee (note (i))	305	—
—Fellow subsidiaries of GBPHCL (note (i))	3,180	1,770
	3,485	1,770
Trade payables
—Fellow subsidiaries of GBPHCL (note (i))	5,043	2,579
—An equity investee (note (i))	684	97
	5,727	2,676
Other receivables—related parties
—Fellow subsidiaries of GBPHCL (note (i))	743	964
—An equity investee (note (i))	336	—
	1,079	964
Other payables, accruals and advance receipts
—Fellow subsidiaries of GZHCMHK (note (i))	156	156
—Fellow subsidiaries of GBPHCL (note (i))	5,484	6,154
—GBPHCL (note (ii))	—	131
—An equity investee	—	228
	5,640	6,669
Dividend payable - current
—GZHCMHK	—	23,481
—GBPHCL	—	23,481
	—	46,962
Dividend payable - non-current
—GZHCMHK	—	16,190
—GBPHCL	—	16,190
	—	32,380

Notes:

(i)	Balances are unsecured, interest-free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.
(ii)	Balance is unsecured, interest bearing and repayable on demand. The carrying value of balance with a related party approximates its fair value due to its short-term maturity.

25. Particulars of Principal Subsidiaries, a Joint Venture and Associated Companies

		Nominal		Equity
		value of		interest
	Place of	registered		attributable
	establishment	capital		to the Group

	and	December 31,
Name	operation	2020	2019	2020	2019	Type of legal entity	Principal activity

		(in RMB’000)
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine (Bozhou) Co. Ltd	PRC	100,000	100,000	100%	100%	Limited liability company	Manufacture, sales and distribution of drug products
Hutchison Whampoa Guangzhou Baiyunshan Pharmaceuticals Limited	PRC	10,000	10,000	100%	100%	Limited liability company	Sales and marketing of drug products
Hutchison Whampoa Guangzhou Baiyunshan Health & Wellness Co. Ltd	PRC	10,000	10,000	100%	100%	Limited liability company	Health supplemented food distribution
Hutchison Whampoa Baiyunshan Lai Da Pharmaceuticals (Shan Tou) Company Limited ("Laida") (note (a))	PRC	10,000	10,000	100%	70%	Limited liability company	Manufacture, sales and distribution of drug products
Fuyang Baiyunshan Hutchison Whampoa Chinese Medicine Technology Company Limited	PRC	3,650	3,650	75%	75%	Limited liability company	Agriculture and sales of Chinese herbs
Wenshan Baiyunshan Hutchison Whampoa Sanqi Co. Ltd.	PRC	2,000	2,000	51%	51%	Limited liability company	Agriculture and sales of Chinese herbs
Daqing Baiyunshan Hutchison Whampoa Banlangen Technology Company Limited	PRC	1,020	1,020	51%	51%	Limited liability company	Agriculture and sales of Chinese herbs
Shen Nong Garden Traditional Chinese Medicine Museum	PRC	1,000	1,000	100%	100%	Non‑profit making organization	Promote awareness of Chinese herbs
Guangzhou Hulu Cultural Communications Company Limited	PRC	1,000	—	100%	—%	Limited liability company	Promote awareness of Chinese herbs
Bozhou Baiyunshan Pharmaceuticals Co Ltd	PRC	500	500	100%	100%	Limited liability company	Manufacture, sales and distribution of drug products
Shen Nong Garden Pharmacy Company Limited	PRC	200	200	100%	100%	Limited liability company	Retail of drug products, health foods and souvenirs
Nanyang Baiyunshan Hutchison Whampoa Danshen R&D Limited ("NYBH") (note (b))	PRC	—	1,000	—%	51%	Limited liability company	Agriculture and sales of Chinese herbs
Joint Venture
Qing Yuan Hutchison Whampoa Baiyunshan Chinese Medicine Company Limited	PRC	1,000	1,000	50%	50%	Limited liability company	Agriculture and sales of Chinese herbs
Associated companies
Linyi Shenghe Jiuzhou Pharmaceuticals Company Limited	PRC	3,000	3,000	30%	30%	Limited liability company	Agriculture and sales of Chinese herbs
Tibet Linzhi Guangzhou Pharmaceutical Development Co. Ltd.	PRC	2,000	2,000	20%	20%	Limited liability company	Trading of Chinese herbs

Notes:

(a)	Acquisition of additional interest in a subsidiary

Laida was a 70% owned subsidiary of the Group. During the year ended December 31, 2020, the Group acquired an additional 30% interest in Laida for consideration of RMB13.5 million (approximately US$1.9 million) and after the acquisition, it became a wholly-owned subsidiary of the Group.

(b)	Divestment of a subsidiary to non-controlling interest

In November 2020, the Company completed the divestment of its 51% majority interest in NYBH for consideration of RMB1. Based on the net liabilities associated with NYBH attributable to the Company of US$72,000, the Company recorded a gain of US$37,000 upon the divestment.

26. Subsequent Events

The Group evaluated subsequent events through March 4, 2021, which is the date when the consolidated financial statements were issued.

NUTRITION SCIENCE PARTNERS LIMITED

Report of Independent Auditors

To the Board of Directors and Shareholders of Nutrition Science Partners Limited

We have audited the accompanying consolidated financial statements of Nutrition Science Partners Limited and its subsidiary (the “Company”), which comprise the consolidated statement of financial position as of December 9, 2019, and the related consolidated income statements, consolidated statements of comprehensive income/(loss), of changes in equity and of cash flows for the period ended December 9, 2019 and of the year in the period ended December 31, 2018.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nutrition Science Partners Limited and its subsidiary as of December 9, 2019, and the results of their operations and their cash flows for the period ended December 9, 2019 and of the year in the period ended December 31, 2018, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers

Hong Kong

March 3, 2020

Nutrition Science Partners Limited

Consolidated Income Statements

(in US$’000)

		Period Ended	Year Ended
		December 9,	December 31,
	Note	2019	2018
Service fees charged by a related party	5	—	(6,973)
Other research and development costs		(19)	(1,361)
Impairment provision	6	—	(30,000)
Administrative expenses		(32)	(52)
Interest income		250	188
Profit/(loss) before taxation		199	(38,198)
Taxation charge	7	—	—
Profit/(loss) for the period/year		199	(38,198)

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Science Partners Limited

Consolidated Statements of Comprehensive Income/(Loss)

(in US$’000)

	Period Ended	Year Ended
	December 9,	December 31,
	2019	2018
Profit/(loss) for the period/year	199	(38,198)
Total comprehensive income/(loss) for the period/year	199	(38,198)

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Science Partners Limited

Consolidated Statement of Financial Position

(in US$’000)

		December 9,
	Note	2019
Assets
Current assets
Cash and cash equivalents	8	16,769
Other receivables		25
Total assets		16,794
Liabilities and shareholders’ equity
Current liabilities
Other payables and accruals		362
Amounts due to related parties	9	30
Total liabilities		392
Shareholders’ equity
Share capital	10	114,000
Accumulated losses		(97,598)
Total shareholders’ equity		16,402
Total liabilities and shareholders’ equity		16,794

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Science Partners Limited

Consolidated Statements of Changes in Equity

(in US$’000)

	Share	Accumulated	Total
	capital	losses	equity
As at January 1, 2018	98,000	(59,599)	38,401
Issuance of share capital	16,000	–	16,000
Total comprehensive loss	–	(38,198)	(38,198)
As at December 31, 2018	114,000	(97,797)	16,203
Total comprehensive income	–	199	199
As at December 9, 2019	114,000	(97,598)	16,402

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Science Partners Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Period Ended	Year Ended
		December 9,	December 31,
	Note	2019	2018
Operating activities
Profit/(loss) for the period/year		199	(38,198)
Impairment provision	6	—	30,000
Changes in working capital:
Other receivables		(25)	—
Other payables and accruals		(682)	755
Amounts due to related parties		(43)	(877)
Net cash used in operating activities		(551)	(8,320)
Financing activities
Proceeds from issuance of share capital	10	—	16,000
Net cash generated from financing activities		—	16,000
Net (decrease)/increase in cash and cash equivalents		(551)	7,680
Cash and cash equivalents
Cash and cash equivalents at beginning of period/year		17,320	9,640
Cash and cash equivalents at end of period/year		16,769	17,320

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

These consolidated financial statements are presented up to the period ended December 9, 2019 when the Company was a non-consolidated affiliate of Chi-Med for their inclusion in Chi-Med’s annual report on Form 20-F for the fiscal year ended December 31, 2020. These consolidated financial statements are presented in United States dollars (“US$”), unless otherwise stated and have been approved for issue by the Company’s Board of Directors (the “Board”) on March 4, 2021.

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

During the period ended December 9, 2019, the Group has adopted all of the new and revised standards, amendments and interpretations issued by the IASB that are relevant to the Group’s operations and mandatory for the period beginning January 1, 2019. The adoption of these new and revised standards, amendments and interpretations did not have any material effects on the Group’s results of operations or financial position.

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

As at December 9, 2019, the Group’s current financial liabilities were all contractually due for settlement within twelve months and the Group expects to meet all liquidity requirements.

(ii)    Capital Management

The primary objective of the Group’s capital management is to safeguard the Group’s ability to continue as a going concern.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made to these objectives, policies or processes for managing capital during the period ended December 9, 2019 and the year ended December 31, 2018.

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

5. Significant Related Party Transactions

(i)    The Group has the following significant transactions during the period/year with related parties which were carried out in the normal course of business at terms equivalent to those that prevail in arm’s length transactions and agreed by the relevant parties:

	Period Ended	Year Ended
	December 9,	December 31,
	2019	2018

	(in US$’000)
Service fees charged by a subsidiary of Chi-Med	—	6,973

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

(iii)    Compensation of key management personnel of the Group:

No compensation was paid by the Group to the key management personnel of the Group in respect of their services rendered to the Group during the period ended December 9, 2019 and the year ended December 31, 2018.

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

7. Taxation Charge

No Hong Kong profits tax has been provided as the Group had no assessable profit for the period ended December 9, 2019 and the year ended December 31, 2018.

The taxation on the Group’s profit/(loss) before taxation differs from the theoretical account that would arise using the applicable tax rate as follows:

	Period Ended	Year Ended
	December 9,	December 31,
	2019	2018

	(in US$’000)
Profit/(loss) before taxation	199	(38,198)
Calculated at a taxation rate of 16.5%	33	(6,303)
Net effect of (income not taxable)/expenses not tax deductible	(33)	6,303
Taxation charge	—	—

8. Cash and Cash Equivalents

December 9,
2019
(in US$’000)
Cash at bank	16,769

The carrying amounts of the cash and cash equivalents are denominated in US$.

9. Amounts Due to Related Parties

December 9,
2019
(in US$’000)
Subsidiaries of Chi-Med	30

The amounts due to related parties are unsecured, interest free and repayable on demand.

10. Share Capital

	2019		2018
	Number of		Number of
	shares	(in US$’000)	shares	(in US$’000)
Issued and fully paid:
Ordinary shares
At January 1	57,000	114,000	49,000	98,000
Issuance of shares (note)	—	—	8,000	16,000
At December 9/December 31	57,000	114,000	57,000	114,000

Note: On April 24, 2018, 8,000 additional ordinary shares of US$2,000 each were issued. They were issued equally to the two existing shareholders at the time.

11. Directors’ Emoluments

None of the directors received any fees or emoluments from the Group in respect of their services rendered to the Group during the period ended December 9, 2019 and the year ended December 31, 2018.

12. Subsidiary

Nominal value
		of issued	Equity interest
		ordinary share	attributable to
	Place of	capital in GBP	the Group
	establishment	As at	As at
	and	December 9,	December 9,	Type of
Name	operation	2019	2019	legal entity	Principal activity
Nutrition Science Partners (UK) Limited	United Kingdom	1	100%	Limited liability company	Inactive

13. Subsequent Events

The Group evaluated subsequent events through March 4, 2021, which is the date when the consolidated financial statements were issued.