Form 20-F
period 2021-12-31
HUTCHMED (China) Ltd
filed 2022-03-03
CIK 1648257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-37710

HutchMED (China) LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

48th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

+852 2121 8200

(Address of principal executive offices)

Christian Lawrence Hogg

Chief Executive Officer

Level 18, The Metropolis Tower

10 Metropolis Drive

Hunghom, Kowloon

Hong Kong

Telephone: +852 2121 8200

Facsimile: +852 2121 8281

(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing five ordinary shares, par value $0.10 per share	HCM	Nasdaq Global Select Market
Ordinary shares, par value $0.10 per share*		Nasdaq Global Select Market*
Ordinary shares, par value $0.10 per share	0013	The Stock Exchange of Hong Kong Limited
Ordinary shares, par value $0.10 per share	HCM	The AIM Market of the London Stock Exchange

*Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

864,530,850 ordinary shares were issued and outstanding as of December 31, 2021.

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

◻ Yes ◻ No

HUTCHMED (China) Limited

INTRODUCTION

This annual report on Form 20-F contains our audited consolidated statements of operations data for the years ended December 31, 2021, 2020 and 2019 and our audited consolidated balance sheet data as of December 31, 2021 and 2020.  Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

This annual report also includes audited consolidated income statement data for the years ended December 31, 2021, 2020 and 2019 and the audited consolidated statements of financial position data as of December 31, 2021 and 2020 for our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, and audited consolidated income statement data for the period from January 1, 2021 to September 28, 2021 and the years ended December 31, 2020 and 2019 and the audited consolidated statements of financial position data as of September 28, 2021 and December 31, 2020 of Hutchison Baiyunshan when it was our non-consolidated joint venture. On September 28, 2021, we completed the disposal of our entire interest in Hutchison Baiyunshan, which was our non-core and over-the-counter drug joint venture business. The financial statements of each of Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, or IASB.

Unless the context requires otherwise, references herein to the “company,” “HUTCHMED,” “we,” “us” and “our” refer to HUTCHMED (China) Limited (formerly Hutchison China MediTech Limited) and its consolidated subsidiaries and joint ventures.

Conventions Used in this Annual Report

Unless otherwise indicated, references in this annual report to:

●	“ADRs” are to the American depositary receipts, which evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents five ordinary shares;
●	“China” or “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
●	“CK Hutchison” are to CK Hutchison Holdings Limited, a company incorporated in the Cayman Islands and listed on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, and the ultimate parent company of our largest shareholder, Hutchison Healthcare Holdings Limited;
●	“E.U.” are to the European Union;
●	“Guangzhou Baiyunshan” are to Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited, a leading China-based pharmaceutical company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange;
●	“Hain Celestial” are to The Hain Celestial Group, Inc., a Nasdaq-listed, natural and organic food and personal care products company;
●	“HK$” or “HK dollar” are to the legal currency of the Hong Kong Special Administrative Region;
●	“Hutchison Baiyunshan” are to Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited, which was our non-consolidated joint venture with Guangzhou Baiyunshan in which we indirectly held a 50% interest through a holding company until our disposal of such interest on September 28, 2021 (this interest was previously held through a holding company in which we have a 80% interest);
●	“HUTCHMED Science Nutrition” (formerly Hutchison Consumer Products Limited) are to HUTCHMED Science Nutrition Limited, our wholly owned subsidiary;
●	“Hutchison Hain Organic” are to Hutchison Hain Organic Holdings Limited, our joint venture with Hain Celestial in which we have a 50% interest;

●	“Hutchison Healthcare” are to Hutchison Healthcare Limited, our wholly owned subsidiary;
●	“HUTCHMED Limited” (formerly Hutchison MediPharma Limited), our subsidiary through which we operate our Oncology/Immunology operations in which we have a 99.8% interest;
●	“HUTCHMED Holdings” are to HUTCHMED Holdings Limited (formerly Hutchison MediPharma Holdings Limited), our subsidiary in which we have a 99.8% interest and which is the indirect holding company of HUTCHMED Limited;
●	“Hutchison Sinopharm” are to Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited, our joint venture with Sinopharm in which we have a 50.9% interest;
●	“ordinary shares” or “shares” are to our ordinary shares, par value $0.10 per share;
●	“RMB” or “renminbi” are to the legal currency of the PRC;
●	“SEHK” are to The Stock Exchange of Hong Kong;
●	“Shanghai Hutchison Pharmaceuticals” are to Shanghai Hutchison Pharmaceuticals Limited, our non-consolidated joint venture with Shanghai Pharmaceuticals in which we have a 50% interest;
●	“Shanghai Pharmaceuticals” are to Shanghai Pharmaceuticals Holding Co., Ltd., a leading pharmaceutical company in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange;
●	“Sinopharm” are to Sinopharm Group Co. Ltd., a leading distributor of pharmaceutical and healthcare products and a leading supply chain service provider in China listed on the Hong Kong Stock Exchange;
●	“U.S.” or “United States” are to the United States of America;
●	“$” or “U.S. dollars” are to the legal currency of the United States; and
●	“£” or “pound sterling” are to the legal currency of the United Kingdom.

References in this annual report to our “Oncology/Immunology” operations are to all activities related to oncology/immunology, including sales, marketing, manufacturing and research and development with respect to our drugs and drug candidates, and references to our “Other Ventures” are to all of our other businesses.

Our reporting currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into dollars for the convenience of the reader. Unless otherwise stated, all translations of pound sterling into U.S. dollars were made at £1.00 to $1.33, all translations of RMB into U.S. dollars were made at RMB6.39 to $1.00 and all translations of HK dollars into U.S. dollars were made at HK$7.80 to $1.00, which are the exchange rates used in our audited consolidated financial statements as of December 31, 2021. We make no representation that the pound sterling, HK dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars, pounds sterling or HK dollars, as the case may be, at any particular rate or at all.

Trademarks and Service Marks

We own or have been licensed rights to trademarks, service marks and trade names for use in connection with the operation of our business, including, but not limited to, the trademarks “Hutchison”, “Chi-Med”, “Hutchison China MediTech”, “HUTCHMED”, “Elunate”, “Sulanda”, “Orpathys”, “Tazverik” and the logos used by HUTCHMED Limited. All other trademarks, service marks or trade names appearing in this annual report that are not identified as marks owned by us are the property of their respective owners.

Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are listed without the ®, ™ and (sm) symbols, but we will assert, to the fullest extent under applicable law, our applicable rights in these trademarks, service marks and trade names.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The words “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “project,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. These forward-looking statements include statements regarding:

●	the initiation, timing, progress and results of our or our collaboration partners’ pre-clinical and clinical studies, and our research and development programs;
●	our or our collaboration partners’ ability to advance our drug candidates into, and/or successfully complete, clinical studies;
●	the timing of regulatory filings and the likelihood of favorable regulatory outcomes and approvals;
●	regulatory developments in China, the United States and other countries;
●	the expansion of our oncology drug sales team to support the marketing and sales of our approved drug candidates and the ability of this team to effectively develop and execute promotional and marketing activities;
●	the timing, progress and results of our commercial launches, the rate and degree of market acceptance and potential market for any of our approved drug candidates;
●	the pricing and reimbursement of our and our joint ventures’ products and our approved drug candidates;
●	our ability to contract on commercially reasonable terms with contract research organizations, or CROs, third-party suppliers and manufacturers;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering our or our joint ventures’ products and our drug candidates;
●	the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical studies for our drug candidates;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
●	our ability to obtain additional funding for our operations;
●	the potential benefits of our collaborations and our ability to enter into future collaboration arrangements;
●	the ability and willingness of our collaborators to actively pursue development activities under our collaboration agreements;
●	our receipt of milestone or royalty payments, service payments and manufacturing costs pursuant to our strategic alliances with AstraZeneca AB (publ), or AstraZeneca, and Lilly (Shanghai) Management Company Limited, or Eli Lilly;
●	our financial performance;

●	our ability to attract and retain key scientific and management personnel;
●	our relationship with our joint venture and collaboration partners;
●	developments relating to our competitors and our industry, including competing drug products;
●	changes in our tax status or the tax laws in the jurisdictions that we operate;
●	developments in our business strategies and business plans; and
●	the extent of the impact of the COVID-19 pandemic, including the duration, spread, severity, and any recurrence of the COVID-19 pandemic, the duration and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy.

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

A.    Reserved.

B.   Capitalization and Indebtedness.

Not applicable.

C.   Reasons for the Offer and Use of Proceeds.

Not applicable.

D.   Risk Factors.

HUTCHMED (China) Limited is a Cayman Islands holding company which conducts its operations in China through its PRC subsidiaries (our corporate group does not include any variable interest entities). We face various legal and operational risks and uncertainties as a company with substantial operations in China. The PRC government has significant authority to exert influence on the ability of a company with substantial operations in China, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government publishes from time to time new policies that can significantly affect our industry in which we operate and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of our ADSs and ordinary shares to significantly decline or in extreme cases, become worthless.

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information-3.D. Risk Factors-Other Risks and Risks Related to Doing Business in China.”

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Relating to Our Financial Position and Need for Capital

●	Risks relating to our need for additional funding
●	Risks relating to our existing and future indebtedness

Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates

●	Risks relating to our approach to the discovery and development of drug candidates and the lengthy, expensive and uncertain clinical development process

●	Risks relating to expediting regulatory review, obtaining and maintaining regulatory approval and ongoing regulatory review for our drug candidates
●	Risks relating to the commercialization of our drug candidates
●	Risks relating to undesirable side effects of our drug candidates
●	Risks relating to competition in discovering, developing and commercializing drugs
●	Risks relating to our collaboration partners with respect to clinical trials, marketing and distribution
●	Risks relating to the expansion of our international operations

Risks Relating to Sales of Our Internally Developed Drugs and Other Drugs

●	Risks relating to obtaining and maintaining permits and licenses for our and our joint ventures’ pharmaceutical operations in China
●	Risks relating to leveraging our Other Ventures’ prescription drug business to commercialize our internally developed drug candidates
●	Risks relating to competition in selling our approved, internally developed drugs and drugs of our Other Ventures
●	Risks relating to maintaining and enhancing the brand recognition of our drugs
●	Risks relating to the availability of reimbursement of our drugs, the lack of which could diminish our sales or profitability
●	Risks relating to counterfeit products in China
●	Risks relating to rapid changes in the pharmaceutical industry rendering our products obsolete
●	Risks relating to cultivating or sourcing raw materials
●	Risks relating to adverse publicity of us, our joint ventures or our products

Risks Relating to Our Dependence on Third Parties

●	Risks relating to disagreements with current or future collaboration partners which we rely on for certain drug development activities including the conducting of clinical trials
●	Risks relating to relying on third party suppliers for the active pharmaceutical ingredients in our drug candidate and drug products
●	Risks relating to our collaboration partners or our CROs’ failure to comply with regulatory requirements pertaining to clinical trials
●	Risks relating to our collaboration partners, principal investigators, CROs and other third-party contractors and consultants engaging in misconduct or other improper activities
●	Risks relating to relying on third parties to construct our new manufacturing facility in Shanghai
●	Risks relating to relying on distributors for logistics and distributions services

●	Risks relating to the availability of benefits currently enjoyed by virtue of our association with CK Hutchison

Other Risks and Risks Relating to Doing Business in China

●	Risks relating to COVID-19
●	Risks relating to compliance with privacy laws, information security policies and contractual obligations related to data privacy and security and any information technology or data security failures
●	Risks relating to product liability claims or lawsuits
●	Risks relating to liabilities under anti-corruption laws, environmental, health and safety laws and laws relating to equity incentive plans
●	Risks relating to uncertainties with respect to the PRC legal system, China’s currency exchange limits and PRC government tax incentives or treatment

Risks Relating to Intellectual Property

●	Risks relating to our, our joint ventures and our collaboration partners’ abilities to protect and enforce intellectual property rights and maintain confidentiality of trade secrets
●	Risks relating to infringing upon third parties’ intellectual property rights

Risks Relating to our ADSs

●	Risks relating to being delisted from the Nasdaq if the PCAOB continues to be unable to inspect our independent registered public accounting firm
●	Risks relating to our largest shareholder which may limit the ability of other shareholders to influence corporate matters

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

We expect our expenses to increase significantly in connection with our ongoing activities, particularly as we or our collaboration partners advance the clinical development of our clinical drug candidates which are currently in active or completed clinical studies in various countries. We will incur significant expenses as we continue research and development and initiate additional clinical trials of, and seek regulatory approval for, these and other future drug candidates. In addition, we have incurred and expect to continue to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution in China and the United States for Sulanda (surufatinib), our unpartnered drug product approved in China in December 2020, and any of our other unpartnered drug candidates that may be approved in the future. In particular, the costs that may be required for the manufacture of any drug candidate that receives regulatory approval may be substantial as we may have to modify or increase the production capacity at our current manufacturing facilities or contract with third-party manufacturers. We may also incur expenses as we create additional infrastructure, such as our new manufacturing facility under construction in Shanghai, and expand our U.S.-based clinical and commercial team to support our operations at our U.S. subsidiaries, HUTCHMED International Corporation (formerly Hutchison MediPharma International Inc. and Hutchison MediPharma (US), Inc.) and HUTCHMED US Corporation. Accordingly, we may need to obtain substantial funding in connection with our continuing operations through public or private equity offerings, debt financings, collaborations or licensing arrangements or other sources. If we are unable to raise capital when needed or on attractive terms, we could incur losses and be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Our net cash used in operating activities was $80.9 million, $62.1 million and $204.2 million for the years ended December 31, 2019, 2020 and 2021, respectively.  We believe, however, that our expected cash flow from operations, including dividends from our Other Ventures and milestone and other payments from our collaboration partners, our cash and cash equivalents and short-term investments as well as our unutilized bank facilities as of December 31, 2021, will enable us to fund our operating expenses, debt service and capital expenditure requirements for at least the next 12 months.  We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.  Our future capital requirements will depend on many factors, including:

●	the number and development requirements of the drug candidates we pursue;
●	the scope, progress, timing, results and costs of researching and developing our drug candidates, and conducting pre-clinical and clinical trials;
●	the cost, timing and outcome of regulatory review of our drug candidates;
●	the cost and timing of commercialization activities, including product manufacturing, marketing, sales and distribution, for our drug candidates for which we have received regulatory approval;
●	the amount and timing of any milestone or royalty payments, service payments and reimbursement of manufacturing costs from our collaboration partners, with whom we cooperate with respect to the development and potential commercialization of certain of our drug candidates;
●	the cash received from commercial sales of drug candidates for which we have received regulatory approval;
●	our ability to establish and maintain strategic partnerships, collaboration, licensing or other arrangements and the financial terms of such agreements;
●	the cost, timing and outcome of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;
●	our headcount growth and associated costs, particularly as we expand our clinical and commercialization activities in the United States and Europe; and

●	the costs of operating as a public company listed in Hong Kong, the United States and United Kingdom.

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

We expect to finance our cash needs in part through cash flow from our operations, including dividends from our Other Ventures, and we may also rely on raising capital through a combination of public or private equity offerings, debt financings and/or license and development agreements with collaboration partners. In addition, we may seek capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise capital through the sale of equity or convertible debt securities (including potential further listings on other stock exchanges), the ownership interest of our shareholders may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect the rights of our existing shareholders. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. Additional debt financing would also result in increased fixed payment obligations.

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

Our outstanding indebtedness combined with current and future financial obligations and contractual commitments, including any additional indebtedness beyond our current facilities with HSBC, Deutsche Bank AG and Bank of China could have significant adverse consequences, including:

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

We have historically incurred significant net operating cash outflows, and may continue to experience net cash outflow from operating activities.

Investment in biopharmaceutical drug development is highly speculative. It entails substantial upfront expenditures and significant risk that a drug candidate might fail to gain regulatory approval or become commercially viable. We continue to incur significant expenses related to our ongoing operations. For a detailed discussion of our net cash used in operating activities, see Item 5.B. “Operating and Financial Review and Prospects”, “Liquidity and Capital Resources.” We expect to incur significant expenses, particularly research and development expenses, for the foreseeable future as we expand our development of, and seek regulatory approvals for, our drug candidates. Typically, it takes many years to develop one new drug from the drug discovery stage to the time it is available for treating patients. Our ability to improve our cash flow depends on a number of variables, including the number and scope of our drug development programs and the associated costs of those programs, the cost of commercializing any approved products, our ability to generate revenues and the timing and amount of milestones and other payments we make or receive through arrangements with third parties. Our failure to generate positive cash flow from operations may adversely affect our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. There is no assurance that we will be able to generate sufficient net cash inflows from operating activities, which could have adverse effects on our long-term viability.

We face risks with our short-term investments and in collecting our accounts receivables.

Our short-term investments are bank deposits with maturities of more than three months but less than one year. Our short-term investments were $199.5 million and $634.2 million as of December 31, 2020 and 2021, respectively, and are placed with major financial institutions. These investments may earn yields substantially lower than expected. Failure to realize the benefits we expected from these investments may materially and adversely affect our business and financial results. To date, we have experienced no loss or lack of access to our invested cash or cash equivalents; however, we can provide no assurance that access to our invested cash and cash equivalents will not be impacted by adverse conditions in the financial and credit markets.

Our accounts receivable balance, net of allowance for credit losses, totaled $47.9 million and $83.6 million as of December 31, 2020 and 2021, respectively. We have policies and procedures in place to ensure that sales are made to customers with an appropriate credit history. We perform periodic credit evaluations of our customers and monitor risk factors and forward-looking information, such as country risk, when determining credit limits for customers. However, there can be no assurance such policies and procedures will effectively limit our credit risk and enable us to avoid losses, which could adversely affect our financial condition and results of operations. In addition, amounts due to us are not covered by collateral or credit insurance. If we fail to collect all or part of such accounts receivable in a timely manner, or at all, our financial condition may be materially and adversely affected.

Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates

Historically, our in-house research and development division, which is included in our Oncology/Immunology operations, has not generated significant profits or has operated at a net loss. Our future profitability is dependent on the successful commercialization of our drug candidates.

To date, fruquintinib, surufatinib and savolitinib (marketed as Elunate, Sulanda and Orpathys, respectively) are our only drug candidates that have been approved for sale. We do not expect our Oncology/Immunology operations to be significantly profitable unless and until we generate substantial revenues from Elunate, Sulanda and Orpathys and can successfully commercialize our other drug products.  We expect to incur significant sales and marketing costs as we prepare to commercialize our drug candidates.

Successful commercialization of our drug candidates is subject to many risks.  Elunate is marketed in collaboration with our partner, Eli Lilly. Beginning in October 2020, we assumed responsibility for the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities for Elunate in China. Sulanda is marketed by us without the support of a collaboration partner. Orpathys is marketed in collaboration with our partner, AstraZeneca. Elunate, Sulanda and Orpathys are the first innovative oncology drugs we, as an organization, have commercialized, and there is no guarantee that we will be able to successfully commercialize them or any of our other drug candidates for their approved indications. There are numerous examples of failures to meet expectations of market potential, including by pharmaceutical companies with more experience and resources than us. There are many factors that could cause the commercialization of Elunate, Sulanda, Orpathys or our other drug products to be unsuccessful, including a number of factors that are outside our control. In the case of Elunate, for example, the third-line metastatic colorectal cancer, or mCRC, patient population in China may be smaller than we estimate or physicians may be unwilling to prescribe, or patients may be unwilling to take, Elunate for a variety of reasons. Additionally, any negative development for fruquintinib, surufatinib or savolitinib in clinical development in additional indications, or in regulatory processes in other jurisdictions, may adversely impact the commercial results and potential of Elunate, Sulanda or Orpathys in China and globally. Thus, significant uncertainty remains regarding the commercial potential of Elunate, Sulanda and Orpathys.

We may not achieve profitability after generating revenues from Elunate, Sulanda and/or Orpathys or our other drug candidates, if ever. If the commercialization of Elunate, Sulanda, Orpathys and/or our other drug candidates is unsuccessful or perceived as disappointing, our stock price could decline significantly and the long-term success of the product and our company could be harmed.

All of our drug candidates, other than fruquintinib, surufatinib and savolitinib for approved indications in China, are still in development. If we are unable to obtain regulatory approval and ultimately commercialize our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.

All of our drug candidates are still in development, including fruquintinib, surufatinib and savolitinib which have been approved in China for the treatment of third-line mCRC, non-pancreatic neuroendocrine tumors (NETs) and advanced pancreatic NETs, and non-small cell lung cancer, or NSCLC, respectively, but are still in development in the United States and other jurisdictions for these and other indications.

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

Our drug candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export, are subject to comprehensive regulation by the FDA, NMPA and other regulatory agencies in the United States and China and by comparable regulatory authorities in other countries. Securing regulatory approval requires the submission of extensive pre-clinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the drug candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our drug candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

The process of obtaining regulatory approvals in the United States, China and other countries is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the drug candidates involved. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted New Drug Application, or NDA, pre-market approval or equivalent application types, may cause delays in the approval or rejection of an application. The FDA, NMPA and comparable regulatory authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional pre-clinical, clinical or other studies. Our drug candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

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

Furthermore, even though the NMPA has granted approval for fruquintinib and surufatinib for use in third-line mCRC and NET patients, respectively, and approval for savolitinib for lung cancer with Met exon 14 skipping alterations, we are still subject to substantial, ongoing regulatory requirements.  See “—Even if we receive regulatory approval for our drug candidates, we are subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.”

If the FDA, NMPA or another regulatory agency revokes its approval of, or if safety, efficacy, manufacturing or supply issues arise with, any therapeutic that we use in combination with our drug candidates, we may be unable to market such drug candidate or may experience significant regulatory delays or supply shortages, and our business could be materially harmed.

We are currently developing combination therapies using our savolitinib, fruquintinib, surufatinib and other drug candidates with various immunotherapies, targeted therapies and/or other therapies. For example, we are currently developing savolitinib in combination with immunotherapy (Imfinzi) and targeted therapy (Tagrisso). However, we did not develop and we do not manufacture or sell Imfinzi, Tagrisso or any other therapeutic we use in combination with our drug candidates.  We may also seek to develop our drug candidates in combination with other therapeutics in the future.

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

Even if one or more of our drug candidates were to receive regulatory approval for use in combination with a therapeutic, we would continue to be subject to the risk that the FDA, NMPA or another regulatory agency could revoke its approval of the combination therapeutic, or that safety, efficacy, manufacturing or supply issues could arise with one of these combination therapeutics.  This could result in Orpathys, Elunate, Sulanda or one of our other products being removed from the market or being less successful commercially.

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

We and our collaboration partners, including AstraZeneca, Eli Lilly, BeiGene Ltd., or BeiGene, Inmagene Biopharmaceuticals Co. Ltd., or Inmagene, Innovent Biologics (Suzhou) Co., Inc., or Innovent, Genor Biopharma Co. Ltd., or Genor, Shanghai Junshi Biosciences Co. Ltd., or Junshi and Epizyme, Inc., or Epizyme, may experience delays in completing our pre-clinical or clinical trials, and numerous unforeseen events could arise during, or as a result of, future clinical trials, which could delay or prevent us from receiving regulatory approval, including:

●	regulators, institutional review boards, or IRBs, ethics committees or the China Human Genetic Resources Administration Office may not authorize us or our investigators to commence or conduct a clinical trial at a prospective trial site;
●	we may experience delays in reaching, or we may fail to reach, agreement on acceptable terms with prospective trial sites and prospective CROs, who conduct clinical trials on behalf of us and our collaboration partners, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	clinical trials may produce negative or inconclusive results, and we or our collaboration partners may decide, or regulators may require us or them, to conduct additional clinical trials or we may decide to abandon drug development programs;
●	the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;
●	third-party contractors used in our clinical trials may fail to comply with regulatory requirements or meet their contractual obligations in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we or our collaboration partners add new clinical trial sites or investigators;

●	we or our collaboration partners may elect to, or regulators, IRBs or ethics committees may require that we or our investigators, suspend or terminate clinical research for various reasons, including non-compliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;
●	the cost of clinical trials of our drug candidates may be greater than we anticipate;
●	the supply or quality of our drug candidates, companion diagnostics, if any, or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate; and
●	our drug candidates may have undesirable side effects or unexpected characteristics, causing us or our investigators, regulators, IRBs or ethics committees to suspend or terminate the trials, or reports may arise from pre-clinical or clinical testing of other cancer therapies that raise safety or efficacy concerns about our drug candidates.

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

Patient enrollment may be affected by other factors including:

●	the severity of the disease under investigation;
●	the total size and nature of the relevant patient population;
●	the design and eligibility criteria for the clinical trial in question;
●	the availability of an appropriate genomic screening test/companion diagnostic;
●	the perceived risks and benefits of the drug candidate under study;
●	the efforts to facilitate timely enrollment in clinical trials;
●	the patient referral practices of physicians;
●	the availability of competing therapies which are undergoing clinical trials;
●	the ability to monitor patients adequately during and after treatment;
●	the proximity and availability of clinical trial sites for prospective patients ; and
●	the impact of the COVID-19 pandemic, including but not limited to the duration and scope of related government orders and restrictions.

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

Further, our drug candidates could cause undesirable side effects related to off-target toxicity. Many of the currently approved tyrosine kinase inhibitors or TKIs have been associated with off-target toxicities because they affect multiple kinases. While we believe that the kinase selectivity of our drug candidates has the potential to significantly improve the unfavorable adverse off-target toxicity issues, if patients were to experience off-target toxicity, we may not be able to achieve an effective dosage level, receive approval to market, or achieve the commercial success we anticipate with respect to any of our drug candidates, which could prevent us from ever generating revenue or achieving profitability. Many compounds that initially showed promise in early-stage testing for treating cancer have later been found to cause side effects that prevented further development of the compound.

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

Under the Opinions on Priority Review and Approval for Encouraging Drug Innovation, the NMPA may grant priority review approval to (i) certain drugs with distinctive clinical value, including innovative drugs not sold within or outside China, (ii) new drugs with clinical treatment advantages for AIDS and other rare diseases, and (iii) drugs which have been concurrently filed with the competent drug approval authorities in the United States or E.U. for marketing authorization and passed such authorities’ onsite inspections and are manufactured using the same production line in China. Priority review provides a fast track process for drug registration. We have received priority review status for a number of our drug candidates, including for example fruquintinib for the treatment of advanced colorectal cancer, or CRC, savolitinib for the treatment of NSCLC and surufatinib for the treatment of advanced NET. We anticipate that we may seek priority review for certain of our other drug candidates in the future.

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

Although we have obtained orphan drug designation for surufatinib for the treatment of pancreatic NETs in the United States, we may not be able to obtain or maintain the benefits associated with orphan drug status, including market exclusivity.

Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as affecting fewer than 200,000 individuals in the United States. We have obtained orphan drug designation from the FDA for surufatinib for the treatment of pancreatic NETs. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a seven-year period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same molecule for the same indication for that time period. We can provide no assurance that another drug will not receive marketing approval prior to our product candidates. Orphan drug exclusivity may be lost if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. In addition, even after a drug is granted orphan exclusivity and approved, the FDA can subsequently approve another drug for the same condition before the expiration of the seven-year exclusivity period if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

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

Any regulatory approvals that we receive for our drug candidates may also be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including post-approval testing, sometimes referred to as Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the drug. In addition, regulatory policies may change or additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

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

We are highly dependent on the expertise of the members of our research and development team, as well as the other principal members of our management, including Christian Lawrence Hogg, our Chief Executive Officer and director, and Weiguo Su, Ph.D., our Chief Scientific Officer and director. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time with three months’ prior written notice. We do not maintain “key person” insurance for any of our executives or other employees.

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

In early 2018, we opened our first office in the United States.  While we have been involved in clinical and non-clinical development in North America and Europe for over a decade, the activities conducted by our U.S. office will significantly broaden and scale our non-Asian clinical development and international operations.  We have significantly expanded, and intend to continue to expand, our U.S. clinical team to support our increasing clinical activities in the United States, Europe, Japan and Australia.  In preparation for a potential approval of Sulanda in the United States in 2022, we have built a team of more than 30 personnel covering supply chain, market access, marketing, sales and commercial operation activities.  Conducting our business in multiple countries subjects us to a variety of risks and complexities that may materially and adversely affect our business, results of operations, financial condition and growth prospects, including, among other things:

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

On March 17, 2018, the General Office of the State Council promulgated the Measures for the Management of Scientific Data, or the Scientific Data Measures, which provides a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded at least in part by the Chinese government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. Given that the term state secret is not clearly defined in the Scientific Data Measures, if and to the extent our research and development of drug candidates will be subject to the Scientific Data Measures and any subsequent laws as required by the relevant government authorities, we cannot assure you that we can always obtain relevant approvals for sending scientific data (such as the results of our pre-clinical studies or clinical trials conducted within China) abroad or to our foreign partners in China. The PRC Personal Information Protection Law, effective November 2021, provides that where a personal information processor needs to provide personal information outside the territory of the PRC due to business or other needs, it shall meet any of the following conditions: (i) it shall pass the security evaluation organized by the Cyberspace Administration of China (“CAC”) in accordance with the provisions of Article 40 thereof, (ii) it shall have been certified by a specialized agency for protection of personal information in accordance with the provisions of the CAC, (iii) it shall enter into a contract with the overseas recipient under the standard contract formulated by the CAC, specifying the rights and obligations of both parties, or (iv) it shall meet other conditions prescribed by laws, administrative regulations or the CAC. If we are unable to obtain necessary approvals or meet the necessary requirements in a timely manner, or at all, our research and development of drug candidates may be hindered, which may materially and adversely affect our business, results of operations, financial conditions and prospects. If the relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under the Scientific Data Measures, we may be subject to fines and other administrative penalties imposed by those government authorities.

If we expand our existing compassionate-use program or participate in additional compassionate-use programs, discrepancies among the regulations in different countries may lead to increased risk of adverse drug reactions and serious adverse events arising from the use of our drug candidates.

Compassionate-use programs are regulatory programs that facilitate access to investigational drugs for the treatment of patients with serious or immediately life-threatening diseases or conditions that lack therapeutic alternatives. Currently, there is no unified approach or standard practice to regulate compassionate-use programs or access to investigational drugs across countries. In China, the PRC Drug Administration Law provides that drugs in clinical trials intended for the treatment of serious life-threatening diseases without existing effective treatments may, upon review and informed consent, be administered to patients with the same conditions within the institution conducting the clinical trials, provided that such drugs may be beneficial as indicated by medical observation and such practice is in conformity with ethical principles. In the United States, compassionate-use programs are limited to patients who have a life-threatening disease or serious disease or condition, who may gain access to an investigational medical product for treatment outside of clinical trials when no comparable or satisfactory alternative therapy options are available. Additionally, the U.S. Right to Try Act provides a separate pathway for patients with a life-threatening disease or condition who have exhausted all other treatment options and who are unable to participate in clinical trials to access investigational drugs that have passed Phase I clinical trials under a more expedited process.

The regulatory discrepancy for compassionate-use programs among countries may lead to uneven patient entry criteria and protocols for compassionate use programs. This may create increased risk of serious adverse events because of enrolled patients’ advanced disease or comorbidities. In addition, because the products in compassionate-use programs are investigational drugs, many of which are still in experimental stages, patients in compassionate-use program may exhibit adverse drug reactions from using these products. We currently have named patient programs in Hong Kong for compassionate use of fruquintinib and surufatinib and an expanded access program in the United States for compassionate use of surufatinib. Although we have enrolled a limited number of patients in each of our current programs, we may be subject to the risk of enrolled patients exhibiting adverse drug reactions or serious adverse events being produced from the use of our drug products, particularly if we expand such programs or establish or participate in additional compassionate-use programs. Such occurrences can potentially lead to clinical holds of our ongoing clinical trials or complicate the determination of the safety profile of a drug candidate under regulatory review for commercial marketing, or expose us to tort liability.

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

The pharmaceutical industry in China is subject to extensive government regulation and supervision.  The regulatory framework addresses all aspects of operations in the pharmaceutical industry, including approval, production, distribution, advertising, licensing and certification requirements and procedures, periodic renewal and reassessment processes, registration of new drugs and environmental protection.  Violation of applicable laws and regulations may materially and adversely affect our business.  In order to manufacture and distribute pharmaceutical products in China, we and our joint ventures are required to, among other things:

●	obtain a pharmaceutical manufacturing permit for each production facility from the NMPA;
●	obtain a drug registration certificate, which includes a drug approval number, from the NMPA for each drug manufactured by us;
●	obtain a pharmaceutical distribution permit from the NMPA; and
●	renew the pharmaceutical manufacturing permits, the pharmaceutical distribution permits, drug registration certificates, among other requirements.

If we or our joint ventures are unable to obtain or renew such permits or any other permits or licenses required for our or their operations, we will not be able to engage in the manufacture and distribution of our products and our business may be adversely affected.

The regulatory framework regarding the pharmaceutical industry in China is subject to change and amendment from time to time. Any such change or amendment could materially and adversely impact our business, financial condition and results of operations. The PRC government has introduced various reforms to the Chinese healthcare system in recent years and may continue to do so, with an overall objective to expand basic medical insurance coverage and improve the quality and reliability of healthcare services. Specific upcoming regulatory and policy changes remain uncertain. The implementing measures to be issued may not be sufficiently effective to achieve the stated goals and, as a result, we may not be able to benefit from such reform to the level we expect, if at all. Moreover, the reform could give rise to regulatory developments, such as more burdensome administrative procedures, which may have an adverse effect on our business and prospects.

For further information regarding government regulation in China and other jurisdictions, see Item 4.B. “Business Overview—Regulation—Government Regulation of Pharmaceutical Product Development and Approval,” “Business Overview—Regulation—Coverage and Reimbursement” and “Business Overview—Regulation—Other Healthcare Laws.”

As a significant portion of the operations of our Other Ventures is conducted through joint ventures, we are dependent on the success of our joint ventures, our receipt of dividends or other payments from our joint ventures for cash to fund our operations, and our investments in our joint ventures are subject to liquidity risk.

We are party to a joint venture agreement with Shanghai Pharmaceuticals, relating to our non-consolidated joint venture namely, Shanghai Hutchison Pharmaceuticals, which forms part of the operations of our Other Ventures. Our equity in earnings of such non-consolidated joint venture, net of tax, was $30.7 million, $33.5 million and $44.7 million for the years ended December 31, 2019, 2020 and 2021, respectively, as recorded in our consolidated financial statements. As such, our results of operations and financial performance have been, and will continue to be, affected by the financial performance of such joint venture as well as any other equity investees we have or may have in the future. We may also be required to recognize an impairment charge in our consolidated financial statements if there is a decline in the fair market value of our investments in such businesses below their carrying amounts for whatever reason that is determined to be other-than-temporary. Furthermore, we have consolidated joint ventures with each of Sinopharm and Hain Celestial which accounted for substantially all of our Other Ventures’ consolidated revenue for the years ended December 31, 2019, 2020 and 2021.

As a result, our ability to fund our operations and pay our expenses or to make future dividend payments, if any, is largely dependent on the earnings of our joint ventures and the payment of those earnings to us in the form of dividends. Payments to us by our joint ventures will be contingent upon our joint ventures’ earnings and other business considerations and may be subject to statutory or contractual restrictions. Each joint venture’s ability to distribute dividends to us is subject to approval by their respective boards of directors, which in the case of Shanghai Hutchison Pharmaceuticals is comprised of an equal number of representatives from each party. Furthermore, our ability to promptly sell one or more of our interests in our joint ventures in response to changing corporate strategy or economic, financial and investment conditions is limited. The market for such investments can be affected by various factors, such as general economic and market conditions, availability of financing, interest rates and investor demand, many of which are beyond our control. If we determine to sell any of our joint venture investments, we cannot predict if we will be successful or whether any price or other terms offered by a prospective purchaser would be acceptable to us.

Operationally, our joint venture partners have certain responsibilities and/or certain rights to exercise control or influence over operations and decision-making under the joint venture arrangements. Therefore, the success of our joint ventures depends on the efforts and abilities of our joint venture parties. For example, we appoint the general managers of Hutchison Sinopharm and Shanghai Hutchison Pharmaceuticals pursuant to the respective joint venture agreements governing these entities and therefore oversee the day-to-day management of these joint ventures. However, we still rely on our joint venture partners Sinopharm and Shanghai Pharmaceuticals to provide certain distribution and logistics services. See “—Risks Relating to Our Dependence on Third Parties—Joint ventures form an important part of our Other Ventures, and our ability to manage and develop the businesses conducted by these joint ventures depends in part on our relationship with our joint venture partners” for more information.

We may not be successful in building a commercial sales team to successfully manufacture, sell and market our approved drugs, and we may not be able to generate any revenue from such products.

We have leveraged our experience operating our prescription drugs business to commercialize certain of our approved, internally developed drug candidates in China. We must adapt our know-how to build a specific oncology and/or immunology focused sales and marketing team. As of December 31, 2021, we had an oncology commercial team with about 630 staff in China and about 30 staff in the United States to support the commercialization of Elunate, Sulanda, Orpathys and our other drug candidates, if approved. There are risks involved in establishing an in-house oncology commercial team. For example, recruiting and/or training a sales force to detail our approved drug candidates is time consuming and could delay any drug launch. Factors that may inhibit our efforts to commercialize our drug candidates include:

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

We believe that market awareness of our products sold through our Oncology/Immunology and Other Ventures operations, which include our joint ventures’ branded products, such as Shang Yao, and the brands of third-party products which are distributed through our joint ventures, has contributed significantly to our success.  We also believe that maintaining and enhancing such brands is critical to maintaining our competitive advantage.  Although the sales and marketing staff of such businesses will continue to further promote such brands to remain competitive, they may not be successful.  If we or our joint ventures are unable to further enhance brand recognition and increase awareness of such products, or are compelled to incur excessive marketing and promotion expenses in order to maintain brand awareness, our business and results of operations may be materially and adversely affected.  Furthermore, our results of operations could be adversely affected if the Shang Yao brand, or the brands of any other products, or our reputation, are impaired by certain actions taken by our joint venture partners, distributors, competitors or relevant regulatory authorities.

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

In China, for example, the Ministry of Human Resources and Social Security of the PRC or provincial or local human resources and social security authorities, together with other government authorities, review the inclusion or removal of drugs from the Medicines Catalogue for the National Basic Medical Insurance, Labor Injury Insurance and Childbirth System in China, or the National Reimbursement Drug List, or NRDL, or provincial or local medical insurance catalogues for the National Medical Insurance Program, and the category under which a drug will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are made based on a number of factors, including price and efficacy. Depending on the category under which a drug is classified in the provincial medicine catalogue, a National Medical Insurance Program participant residing in that province can be reimbursed for the full cost of Category A medicine and for the majority of the cost of a Category B medicine. In some instances, if the price range designated by the local or provincial government decreases, it may adversely affect our business and could reduce our total revenue, and if our revenue falls below production costs, we may stop manufacturing certain products. In November 2019 and January 2022, Elunate and Sulanda were added to China’s NRDL as a Category B medicine, respectively.

In addition, in order to access certain local or provincial-level markets, our joint ventures are periodically required to enter into competitive bidding processes for She Xiang Bao Xin (the best-selling product of our Shanghai Hutchison Pharmaceuticals joint venture) and other products with a pre-defined price range. The competitive bidding in effect sets price ceilings for those products, thereby limiting our profitability.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs which may affect reimbursement rates of our drug candidates if approved. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the Affordable Care Act, was passed, which substantially changed the way health care is financed by both governmental and private insurers. The Affordable Care Act, among other things, established a new Medicare Part D coverage gap discount program, in which, effective 2019, manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted.

Modifications to or repeal of all or certain provisions of the Affordable Care Act had been expected based on statements made by former President Trump and certain members of Congress. However, President Biden has indicated that his healthcare policy will build on the Affordable Care Act and that his administration will prioritize comprehensive drug pricing reform. We cannot predict the ultimate content, timing or effect of any changes to the Affordable Care Act or other federal and state reform efforts. Several U.S. states have also enacted laws to control drug pricing or require manufacturers to disclose information about drug pricing. There is no assurance that federal or state health care reform will not adversely affect our future business and financial results. We expect that additional U.S. state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our drug candidates or additional pricing pressures. We expect that the pharmaceutical industry will experience pricing pressures due to the increasing influence of managed care (and related implementation of managed care strategies to control utilization), consolidation in drug distribution industry, additional federal and state legislative and regulatory proposals to regulate pricing of drugs, limit coverage of drugs or reduce reimbursement for drugs, public scrutiny and recent regulatory initiatives to control the price of pharmaceuticals through government negotiations of drug prices in Medicare Part D and, eventually Medicare Part B, and importation of cheaper products from abroad.

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

Sales of our generic prescription drugs sold through our Other Ventures rely on the ability to win tender bids for the medicine purchases of hospitals in China.

Our prescription drugs business markets to hospitals in China that may make bulk purchases of a medicine only if that medicine is selected under a government-administered tender process that was initiated in 2018 and aimed at driving consolidation in the fragmented generic prescription drug market in China. Pursuant to this process, major cities bulk-buy certain generic drugs together, forcing companies to bid for contracts and driving down prices. The process was later expanded nationwide to cover more cities and drugs. This process, which only applies to generic prescription drugs, may reduce our Other Ventures’ product portfolio as some of our third-party generic drug partners may fail to win bids.

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

Counterfeit products could negatively impact our revenue, brand reputation, business and results of operations.

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

The key raw materials used in the manufacturing process of certain of our joint ventures’ principal products are medicinal herbs whose properties are related to the regions and climatic conditions in which they are grown. Access to quality raw materials and products necessary for the manufacture of our products is not guaranteed. We rely on materials sourced from third-party growers and suppliers. The availability, quality and prices of these raw materials are dependent on and closely affected by weather conditions and other seasonal factors which have an impact on the yields of the harvests each year. The quality, in some instances, also depends on the operations of third-party growers or suppliers. There is a risk that such growers or suppliers sell or attempt to sell us or our joint ventures raw materials which are not authentic. If there is any supply interruption for an indeterminate period of time, our joint ventures may not be able to identify and obtain alternative supplies that comply with our quality standards in a timely manner. Any supply disruption could adversely affect our ability to satisfy demand for our products, and materially and adversely affect our product sales and operating results. Moreover, any use by us or our joint ventures of unauthentic materials illegally sold to us by third-party growers or suppliers in our or our joint ventures’ products may result in adverse side effects to the consumers, negative publicity, or product liability claims against us or our joint ventures, any of which may materially and adversely affect our operating results.

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

We are dependent on our joint ventures’ production facilities in Shanghai, China, our manufacturing facility in Suzhou, China and third-party manufacturing facilities for the manufacture of the principal products of our joint ventures and our own drug candidates and products.

The principal products sold by our Other Ventures are mainly produced or expected to be produced at our joint ventures’ manufacturing facilities in Shanghai, China. Our commercial supplies of Elunate and Sulanda sold by our Oncology/Immunology operations are manufactured at our manufacturing facility in Suzhou, China. We outsourced the manufacturing of active pharmaceutical ingredients and finished product of Orpathys to a third-party manufacturer based in Shanghai, China. Until construction of our new manufacturing facility in Shanghai is completed and it receives the requisite government approvals, we have no back-up manufacturing facility for fruquintinib and surufatinib, and our ability to produce such drugs will be negatively impacted if we experience any significant production problems at our Suzhou facility. A significant disruption at our, our joint ventures’ and/or our contract manufacturer’s facilities, even on a short-term basis, could impair our and/or our joint ventures’ ability to timely produce and ship products, which could have a material adverse effect on our business, financial position and results of operations.

Our, our joint ventures’ and our contract manufacturer’s manufacturing operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquake, fire, floods, environmental accidents, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our, our joint ventures’ or our contract manufacturer’s business at these facilities would be materially impaired. In addition, the nature of our production and research activities could cause significant delays in our programs and make it difficult for us to recover from a disaster or switch to other contract manufacturers. We and our joint ventures maintain insurance for business interruptions to cover some of our potential losses; however, such disasters could still disrupt our operations and thereby result in substantial costs and diversion of resources.

In addition, our, our joint ventures’ and our contract manufacturer’s production process requires a continuous supply of electricity. We and they have encountered power shortages historically due to restricted power supply to industrial users during summers when the usage of electricity is high and supply is limited or as a result of damage to the electricity supply network. Because the duration of those power shortages was brief, they had no material impact on our or their operations. Interruptions of electricity supply could result in lengthy production shutdowns, increased costs associated with restarting production and the loss of production in progress. Any major suspension or termination of electricity or other unexpected business interruptions could have a material adverse impact on our business, financial condition and results of operations.

We may engage in strategic transactions, including acquisitions, investments, joint ventures or divestitures that may have an adverse effect on our business. If we engage in a strategic transaction, there is no assurance that the transaction will be consummated.

We may pursue transactions as part of our business strategy, including continuing to actively evaluate non-core assets divestment opportunities. For instance, on March 24, 2021, we entered into a sale and purchase agreement with GL Mountrose Investment Two Limited, a company controlled and managed by GL Capital Group, to sell our entire investment in Hutchison Baiyunshan. The sale was completed on September 28, 2021. We are also considering divesting other non-core businesses in our Other Ventures segment, including Shanghai Hutchison Pharmaceuticals. For more information, please refer to Item 4.A. “History and Development of the Company”, “Disposal of Hutchison Baiyunshan.”

Acquisitions and investments involve numerous risks such as difficulties in finding suitable partners or acquisition candidates, difficulties in obtaining financing on favorable terms, if at all, the assumption of certain known and unknown liabilities of acquired companies and difficulties in integrating operations, services, products and personnel. Divestitures also involve numerous risks. Any divestiture could result in a dilutive impact to our future earnings and significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our results of operations and financial condition. Divestitures could involve additional risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management’s attention from other business concerns, the disruption of our business and the potential loss of key employees.

We may not complete strategic transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any transaction. We may not be successful in managing these or any other significant risks that we encounter if we engage in a strategic transaction. If we are not successful in managing the risks, uncertainties and potential disruptions, a strategic transaction could have a negative impact on our business, results of operations or financial position.

Risks Relating to Our Dependence on Third Parties

Disagreements or disputes with our current or future collaboration partners, the amendment of any collaboration agreement or the termination of any collaboration arrangement, could cause delays in our product development and materially and adversely affect our business.

Our collaborations, including those with our oncology drug partners AstraZeneca and Eli Lilly and our in-licensing arrangement with Epizyme, and any future collaborations that we enter into may not be successful. Disagreements or disputes between parties to a collaboration arrangement regarding issues such as clinical development and commercialization, intellectual property ownership and transfer, clinical supply of drug candidates or products, cost allocation and other matters can lead to delays in the development process or commercializing the applicable drug candidate and, in some cases, termination of the collaboration arrangement. In addition, we or our partners may seek to amend the terms of one or more our collaboration agreements to adjust, among other things, the respective roles of our company and our collaboration partners as circumstances change. Our interests may not always be aligned with those of our collaboration partners, for instance, we are much smaller than our collaboration partners and because they or their affiliates may sell competing products. This may result in potential conflicts between our collaborators and us on matters that we may not be able to resolve on favorable terms or at all.

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

Certain of our drug development programs and the potential commercialization of certain drug candidates rely on collaborations, such as savolitinib with AstraZeneca and fruquintinib with Eli Lilly. In addition, we recently entered into collaborations with BeiGene, Inmagene and Epizyme in 2020, 2021 and 2021, respectively. In the future, we may decide to collaborate with additional pharmaceutical and biotechnology companies for the development and potential commercialization of our other drug candidates.

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

The third-party vendors upon whom we rely for the supply of the active pharmaceutical ingredients used in some of our drug candidates and drug products are our sole source of supply, and the loss of any of these suppliers could significantly harm our business.

The active pharmaceutical ingredients used in some of our drug candidates and products are supplied to us from third-party vendors. Our ability to successfully develop our drug candidates, and to supply our commercial drugs in quantities sufficient to meet the market demand, depends in part on our ability to obtain the active pharmaceutical ingredients for these drugs in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing. We currently obtain active pharmaceutical ingredients for each of our drug candidates from a limited number of suppliers. For example, a single supplier based in Shanghai manufactures and provides us active pharmaceutical ingredient for savolitinib. In the event any of our current suppliers of such active pharmaceutical ingredient cease operations for any reason, it may lead to an interruption in our production and supply of the product.

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

Establishing additional or replacement suppliers for the active pharmaceutical ingredients used in our drug candidates and products, if required, may not be accomplished quickly. If we are able to find a replacement supplier, such alternative arrangements would need to be qualified and may require additional regulatory approval, which could result in further delay. While we seek to maintain adequate inventory of the active pharmaceutical ingredients used in our drug candidates and products, any interruption or delay in the supply of components or materials, or our inability to obtain such active pharmaceutical ingredient from alternate sources at acceptable prices in a timely manner could impede, delay, limit or prevent our development and commercialization efforts, which could harm our business, results of operations, financial condition and prospects.

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

Our collaboration partners, principal investigators, CROs and other third-party contractor and consultants may engage in misconduct or other improper activities.

We are exposed to the risk that collaboration partners, principal investigators, CROs and other third-party contractor and consultants may engage in fraudulent or other illegal activity with respect to our business. Their misconduct could include intentional, reckless and/or negligent conduct or unauthorized activity that violates NMPA, FDA or other regulations, including but not limited to those laws requiring the reporting of true, complete and accurate information. In addition, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of insurance, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. We may not be able to identify and deter such misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, our collaboration partners, principal investigators, CROs and other third-party contractor and consultants, and we and/or such other parties are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings and disruption of our operations.

Joint ventures form an important part of our Other Ventures, and our ability to manage and develop the businesses conducted by these joint ventures depends in part on our relationship with our joint venture partners.

We are party to joint venture agreements with each of Shanghai Pharmaceuticals, Sinopharm and Hain Celestial, which together form a major portion of our Other Ventures. Under these arrangements, our joint venture partners have certain operational responsibilities and/or certain rights to exercise control or influence over operations and decision-making.

Our equity interests in these operating companies do not provide us with the unilateral ability to control actions which require shareholder approval. In addition, under the joint venture contracts for these entities, the consent of the directors nominated by our joint venture partners is required for the passing of resolutions in relation to certain matters concerning the operations of these companies. As a result, although we participate in the management and nominate the management and run the day-to-day operations of our joint ventures, Hutchison Sinopharm, Hutchison Hain Organic and Shanghai Hutchison Pharmaceuticals, we may not be able to secure the consent of our joint venture partners to pursue activities or strategic objectives that are beneficial to or that facilitate our overall business strategies. Furthermore, disagreements or disputes which arise between us and our joint venture partners may potentially require legal action to resolve and hinder the smooth operation of our Other Ventures or adversely affect our financial condition, results of operations and prospects.

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

Historically, we have relied on the reputation and experience of, and support provided by, our founding shareholder, a wholly owned subsidiary of CK Hutchison, to advance our joint ventures and collaborations in China and elsewhere. CK Hutchison is interested in approximately 38.46% of our total outstanding share capital as of March 1, 2022. We believe that CK Hutchison group’s reputation in China has given us an advantage in negotiating collaborations and obtaining opportunities.

We also benefit from sharing certain services with the CK Hutchison group including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, participation in the CK Hutchison group’s pension, medical and insurance plans, participation in the CK Hutchison group’s procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. We pay a management fee to an affiliate of CK Hutchison for the provision of such services. In each of the years ended December 31, 2019, 2020 and 2021, we paid a management fee of approximately $0.9 million, $1.0 million and $1.0 million respectively. In addition, we benefit from the fact that two retail chains affiliated with the CK Hutchison group, PARKnSHOP and Watsons, sell certain of our Other Ventures’ products in their stores throughout Hong Kong and in other Asian countries. For the years ended December 31, 2019, 2020 and 2021, sales of our products to members of the CK Hutchison group amounted to $7.6 million, $5.5 million and $4.3 million, respectively.

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

The continued COVID-19 pandemic and other adverse public health developments could adversely impact our operations, given the impact they may have on the manufacturing and supply chain, our sales and marketing and clinical trial operations and those of our collaboration partners, and the ability to advance our research and development activities and pursue development of any of our drug candidates, each of which could have an adverse impact on our business and our financial results.  For instance, our clinical studies have encountered some limitations to patient visits for screening, treatment and clinical assessment, and our prescription drug sales teams have seen some short-term limitations on conducting normal operations. Although COVID-19 did not impact our research, our clinical studies or commercial activities in any material manner in 2021, certain regulatory inspections of our manufacturing facilities in China by the U.S. FDA have, however, been postponed due to travel restrictions. We will continue to closely work with regulators and monitor the evolving situation. The ultimate impact of the current COVID-19 pandemic, or any other adverse public health development, is highly uncertain and will depend on future developments that cannot be predicted with confidence, such as the duration of the outbreak and the effectiveness of actions to contain and treat COVID-19.  Although we do not expect any material impact on our long-term activity, we do not yet know the full extent of potential delays or impacts on our business, our clinical trials, our research programs, healthcare systems or the global economy as a whole, which could have a material adverse effect on our business, financial condition and results of operations and cash flows.

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

Data protection and privacy laws and regulations generally require clinical trial sponsors and operators and their personnel to protect the privacy of their enrolled subjects and prohibit unauthorized disclosure of personal information. We have established procedures to protect the confidentiality of medical records and personal data of subjects enrolled in our clinical trials. Access to clinical trial data has been strictly limited to authorized personnel only according to the relevant rules and regulations. External parties involved in clinical trials are also required to comply with all relevant data protection and confidentiality requirements. Data are to be used only for the intended use, as agreed by the patients and consistent with the patients’ informed consent form. While we have adopted security policies and measures to protect our proprietary data and patients’ privacy, personal patient information could be subject to leaks caused by hacking activities, human error, employee misconduct or negligence or system breakdown. We also cooperate with third parties including collaboration partners, principal investigators, hospitals, CROs and other third-party contractor and consultants for our clinical trials and operations. Any leakage or abuse of patient data by our third-party partners may be perceived by the patients as a result of our failure. Furthermore, any change in applicable laws and regulations could affect our ability to use medical data and subject us to liability for the use of such data for previously permitted purposes. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of information security that results in the unauthorized release or transfer of personally identifiable information or other patient data, could cause our customers to lose trust in us and could expose us to legal claims.

There are numerous U.S. federal and state laws and regulations relating to the privacy and security of personal information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended, establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as “protected health information”), require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information, and create breach reporting obligations in cases of certain unauthorized uses or disclosures. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can require complex factual and statistical analyses and may be subject to changing interpretations.  Although we take measures to protect sensitive data from unauthorized access, use or disclosure, and whenever possible contractually require third-party partners to do the same, our information technology and infrastructure and those of our third-party partners may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise those networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach, or other loss of information relating to our information technology and infrastructure or that of our third-party partners may subject us to liability including legal claims or proceedings and liability under federal or state laws that protect the privacy of personal information, such as HIPAA, the Health Information Technology for Economic and Clinical Health (“HITECH”) Act, and regulatory penalties. If we or a third-party partner suffers a breach, we may need to send breach notifications to affected individuals and, if 500 or more individuals were affected, also notify the Secretary of the Department of Health and Human Services. Breach notifications may separately be required under applicable state breach notification laws, which may include notifications to affected individuals, and for extensive breaches, to the media, credit reporting agencies, and/or State Attorneys General. Such notices could harm our reputation and our ability to compete and could potentially attract enforcement scrutiny from governmental authorities.

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. The PRC Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection for “network operators,” which may include all organizations in China that provide services over the internet or another information network. The PRC Data Security Law, which took effect in September 2021, provides for a security review procedure for the data activities that may affect national security. The PRC Personal Information Protection Law, which took effect from November 2021, provides the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The PRC Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent. The Measures for Cybersecurity Review, which took effect on February 15, 2022, provides that critical information infrastructure operators that purchase network products and services and online platform operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review. The Measures for Cybersecurity Review further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others: (i) the risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, and illegally used or transferred out of the country, and (ii) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing. Drafts of some of these measures have now been published, including the Data Security Management Measures (Draft for Comments) published in May 2019, the Measures on Security Assessment for Individual Information Cross-border Transfer (Draft for Comments) in June 2019, and the Measures on Security Assessment of Cross-border Data Transfer (Draft for Comments) in October 2021, which may, upon enactment, require security review before transferring human health-related data out of China. In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the Regulations of the PRC on the Administration of Human Genetic Resources, or HGR Regulations, which became effective and implemented on July 1, 2019, stipulates that use of Chinese human genetic resources, or HGR, for the purposes of carrying out collaborative international scientific research shall be approved by the administrative department of science and technology under the State Council, with which the two parties shall file the type, quantity and usage of the human genetic resources, to be used before clinical trials. However, no approval is required for “international collaboration in clinical trials” that do not involve the export of HGR materials; the two parties to the international collaboration shall file the type, quantity and usage of the HGR to be used with the administrative department of science and technology under the State Council before clinical trials. The PRC Biosecurity Law, which took effect on April 15, 2021, stipulates that foreign organizations and individuals, as well as institutions they establish or are the actual controllers of, must not collect or preserve HGR within the territory of China and must not provide China’s HGR to overseas. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of HGR samples and associated data and administrative fines, penalties and negative publicity.

Our clinical trial programs may implicate European data privacy laws, including the General Data Protection Regulation, or the GDPR, and local laws further implementing or supplementing the GDPR. The GDPR implements more stringent operational requirements for processors and controllers of personal data including requirements for such companies to be able to ensure and be able to demonstrate compliance with the GDPR. If our or our third-party partners’ privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher. In addition to statutory enforcement, non-compliance can lead to compensation claims by affected individuals, negative publicity and a potential loss of business. We are also subject to European laws on personal data export, as we may transfer personal data from the E.U. (or U.K.) to other jurisdictions which are not considered by the European Commission to offer “adequate” protection of personal data (such as Hong Kong or the United States). Following the Schrems II decision of the European Court of Justice in 2020, there has been intensified focus on exports of personal data which do not meet the high standards of protection expected by the E.U. Certain supervisory authorities in the E.U. have now begun to take enforcement action in this area, ordering restrictions on certain transfers of personal data to third countries such as the United States. These changes could require us to make operational changes and could increase costs and may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity that could have an adverse effect on our business.

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

We, our collaborators and our joint ventures face an inherent risk of product liability exposure related to the use of our drug candidates in clinical trials, sales of our or our joint ventures’ products or the products we or they license from third parties. If we, our collaborators and our joint ventures cannot successfully defend against claims that the use of such drug candidates in our clinical trials or any products sold by us or our joint ventures, including fruquintinib, surufatinib, savolitinib and/or any of our drug candidates which receive regulatory approval, caused injuries, we, our collaborators and our joint ventures could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for our and our joint ventures’ products;
●	significant negative media attention and reputational damage;
●	withdrawal of clinical trial participants;
●	significant costs to defend the related litigation;
●	substantial monetary awards to trial participants or patients;
●	loss of revenue; and
●	the inability to commercialize any drug candidates that we may develop.

Our principal insurance policies cover product liability for fruquintinib, surufatinib, savolitinib, certain prescription drugs and health supplements, property loss due to accidents or natural disasters and adverse events in clinical trials.  Existing PRC laws and regulations do not require us, our collaborators or our joint ventures to have, nor do we or they, maintain liability insurance to cover product liability claims except with respect to fruquintinib, surufatinib, savolitinib, certain prescription drugs and health supplements, and liability with respect to our oncology and immunology clinical trials. Any litigation might, result in substantial costs and diversion of resources. While we maintain liability insurance for clinical trials and products, this insurance may not fully cover our potential liabilities.  Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products that we or our collaborators develop.

We and our joint ventures may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act, or FCPA, U.S. healthcare fraud and abuse laws, the Bribery Act 2010 of the United Kingdom, or U.K. Bribery Act, and Chinese anti-corruption laws, and any determination that we have violated these laws could have a material adverse effect on our business or our reputation.

In the day-to-day conduct of our business, we and our joint ventures are in frequent contact with persons who may be considered government officials under applicable anti-corruption, anti-bribery and anti-kickback laws, which include doctors at public hospitals in China and elsewhere. Therefore, we and our joint ventures are subject to risk of violations under the FCPA, the U.K. Bribery Act, and other laws in the countries where we do business. We and our joint ventures have operations in China, agreements with third parties in China, and we and our joint ventures make most of our sales in China. The PRC laws and regulations also strictly prohibit bribery of government officials.  Our and our joint ventures’ activities in China create the risk of unauthorized payments or offers of payments by the directors, employees, representatives, distributors, consultants or agents of our company or our joint ventures, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our and our joint ventures’ employees and third parties. We have implemented and adopted policies designed by the R&D-based Pharmaceutical Association Committee, an industry association representing approximately 40 global biopharmaceutical companies, to ensure compliance by us and our joint ventures and our and their directors, officers, employees, representatives, distributors, consultants and agents with the anti-corruption laws and regulations. We cannot assure you, however, that our existing safeguards are sufficient or that our or our joint ventures’ directors, officers, employees, representatives, distributors, consultants and agents have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our business partners have not engaged and will not engage in conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, the U.K. Bribery Act or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, reputation, financial condition, cash flows and results of operations.

If we begin to commercialize products in the United States and secure governmental reimbursement of our products, we also will be subject to the risk of violating U.S. federal and state healthcare fraud and abuse laws, including the Anti-Kickback Statute and the False Claims Act.  These laws broadly prohibit providing or receiving kickbacks in connection with government-reimbursed healthcare items or services, as well submitting or causing the submission of false or fraudulent claims to government healthcare programs. Violations of these laws may result in severe criminal or civil sanctions and other administrative sanctions, which could have a material adverse effect on our business, reputation, financial condition, cash flows and results of operations.

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

We have granted, and may continue to grant, options, long-term incentive scheme (“LTIP”) awards and other types of awards under our Option Schemes, our LTIP and the HUTCHMED Holdings Option Schemes, or collectively the Schemes, which may result in increased share-based compensation expenses and give rise to potential employment related disputes.

We and HUTCHMED Holdings have adopted the Schemes for the purpose of granting share-based compensation awards to certain management, Directors, employees and other eligible grantees as a means to retain, incentivize, reward, remunerate, compensate and/or provide benefits to eligible grantees. We recognized share-based compensation expenses of $11.6 million, $19.6 million and $42.0 million for the years ended December 31, 2019, 2020 and 2021, respectively, in our consolidated financial statements in accordance with U.S. GAAP.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, exercise price or other key terms applicable to the grants under our currently effective Schemes from time to time, which may result in a substantial change in our share-based compensation expenses in the reporting periods. In addition, we could in the future become involved in disputes or legal proceedings with our employees or former employees on employment related matters (including disputes on the entitlement of options, awards and other share-based compensation or in connection with the employees’ incentive or compensation arrangements). If such disputes or legal proceedings arise, there can be no assurance that we will prevail in them, and in any event defending against these disputes or legal proceedings could cause us to incur legal and other costs. Any adverse outcome of these disputes or legal proceedings could have a material adverse effect on our reputation, business and results of operations.

For more information on the Schemes, please refer to Item 6.B. “Directors, Senior Management and Employees,” “Compensation,” “Equity Compensation Schemes and Other Benefit Plans.”

The PRC’s economic, political and social conditions, as well as governmental policies, could affect the business environment and financial markets in China, our ability to operate our business, our liquidity and our access to capital.

Substantially all of our and our joint ventures’ business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China to a significant degree. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us or our joint ventures. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us or our joint ventures. More generally, if the business environment in China deteriorates from the perspective of domestic or international investors, our or our joint ventures’ business in China may also be adversely affected.

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

Our PRC subsidiaries’ and joint ventures’ ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including the SAFE. In particular, if we finance our PRC subsidiaries or joint ventures by means of foreign debt from us or other foreign lenders, the amount is not allowed to exceed either the cross-border financing risk weighted balance calculated based on a formula by the PBOC or the difference between the amount of total investment and the amount of the registered capital. Further, such loans must be filed with and registered with the SAFE or their local branches and the National Development and Reform Commission (if applicable). If we finance our PRC subsidiaries or joint ventures by means of additional capital contributions, the amount of these capital contributions must first be filed with the relevant government approval authority. These limitations could affect the ability of our PRC subsidiaries and joint ventures to obtain foreign exchange through debt or equity financing.

Our business benefits from certain PRC government tax incentives. Any changes to, or our PRC subsidiaries/joint ventures failing to continuously meet the criteria for these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.

Certain of our PRC subsidiaries and a joint venture have been granted High and New Technology Enterprise, or HNTE, status by the relevant PRC authorities.  This status allows the relevant enterprise to enjoy a reduced Enterprise Income Tax, or EIT, rate at 15% on its taxable profits.  For the duration of its HNTE grant, the relevant PRC enterprise must continue to meet the relevant HNTE criteria or else the 25% standard EIT rate will be applied from the beginning of the calendar year when the enterprise fails to meet the relevant criteria.  If the rules for such incentives are amended, it would be uncertain whether any criteria as amended can be met, in which case the higher EIT rate may apply resulting in increased tax burden which will impact our business, financial condition, results of operations and growth prospects.

We may be treated as a resident enterprise for PRC Tax purposes under China’s Enterprise Income Tax Law and Implementation Rules, or the EIT Law, and our global income may therefore be subject to PRC income tax.

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

The EIT Law provides that a withholding tax at the rate of 10% is applicable to dividends payable by a PRC resident enterprise to investors who are “non-resident enterprises” (i.e., that do not have an establishment or place of business in the PRC or that have such establishment or place of business but the relevant dividend is not effectively connected with the establishment or place of business). However, pursuant to Article 10.2(1), or the Article, of the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Arrangement, withholding tax at a reduced rate of 5% may be applicable to dividends payable by PRC resident enterprises to beneficial owners of the dividends that are Hong Kong tax residents if certain requirements are met. There is uncertainty regarding whether the PRC tax authorities will consider us to be eligible to the reduced tax rate. If the Article is deemed not to apply to dividends payable by our PRC subsidiaries and joint ventures to their respective Hong Kong immediate holding companies that are ultimately owned by us, the withholding tax rate applicable to us will be the statutory rate of 10% instead of 5% which may potentially impact our business, financial condition, results of operations and growth prospects.

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

We are an investment holding company incorporated in the Cayman Islands and are admitted to trading on the AIM market of the London Stock Exchange or the AIM market. Our central management and control resides in Hong Kong, and therefore we believe that we are not a U.K. resident for corporate tax purposes. However, the tax resident status of a non-resident entity could be challenged by the U.K. tax authorities.

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

In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies. Based on this regulation, PRC residents who are granted shares or share options by a company listed on an overseas stock market under its employee share option or share incentive plan are required to register with the SAFE or its local counterparts by following certain procedures. We and our employees who are PRC residents and individual beneficial owners who have been granted shares or share options have been subject to these rules due to our listing on the AIM market, Nasdaq and SEHK. We have registered the option schemes and the share incentive plan and will continue to assist our employees to register their share options or shares. However, any failure of our PRC individual beneficial owners and holders of share options or shares to comply with the SAFE registration requirements in the future may subject them to fines and legal sanctions and may, in rare instances, limit the ability of our PRC subsidiaries to distribute dividends to us.

In addition, the SAT has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income tax of those employees related to their share options or restricted shares. Although the PRC subsidiaries currently withhold individual income tax from the PRC employees in connection with their exercise of share options, if they fail to report and pay the tax withheld according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

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

Our success depends, in part, on our, our joint venture partners’ and our collaboration partners’ ability to protect our and our joint ventures’ and our collaboration partners’ products and drug candidates from competition by establishing, maintaining and enforcing our or their intellectual property rights.  We, our joint ventures and our collaboration partners seek to protect the products and technology that we and they consider commercially important by filing PRC and international patent applications, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods.  As of December 31, 2021, we had 270 issued patents, including 21 Chinese patents, 24 U.S. patents and 14 European patents, 184 patent applications pending in the above major market jurisdictions, and 13 pending Patent Cooperation Treaty, or PCT, patent applications relating to the drug candidates of our Oncology/Immunology operations. For more details, see Item 4.B. “Business Overview—Patents and Other Intellectual Property.” Patents may become invalid and patent applications may not be granted for a number of reasons, including known or unknown prior art, deficiencies in the patent application or the lack of originality of the technology.  In addition, the PRC and the United States have adopted the “first-to-file” system under which whoever first files an invention patent application will be awarded the patent.  Under the first-to-file system, third parties may be granted a patent relating to a technology which we invented.  Furthermore, the terms of patents are finite.  The patents we hold and patents to be issued from our currently pending patent applications generally have a twenty-year protection period starting from the date of application.

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

For example, in the United States, the Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a “first-to-invent” system to a “first-to-file” system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. As a result of these changes, patent law in the United States may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The U.S. Patent and Trademark Office, or USPTO, has developed regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act, including continually developing case law, may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will have on the cost of prosecuting our or our joint ventures’ patent applications and our or their ability to obtain patents based on our or our joint ventures’ discoveries and to enforce or defend any patents that may issue from our or their patent applications, all of which could have a material adverse effect on our business.

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

We and our joint ventures are parties to licenses that give us or them rights to third-party intellectual property that are necessary or useful for our or our joint ventures’ businesses.  In particular, the “Hutchison,” “Chi-Med”, “Hutchison China MediTech” and “HUTCHMED” brands, among others, have been licensed to us by Hutchison Whampoa Enterprises Limited, an affiliate of our largest shareholder, Hutchison Healthcare Holdings Limited.  Hutchison Whampoa Enterprises Limited grants us a royalty-free, worldwide license to such brands. For more details, please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship with CK Hutchison—Intellectual property licensed by the CK Hutchison group.”  Under the terms of our brand license agreement, Hutchison Whampoa Enterprises Limited has the right to terminate the license if, among other things, we commit a material breach of the agreement, or within any twelve-month period the aggregate direct or indirect shareholding in our company held by CK Hutchison is reduced to less than 35%, 30% or 20%. Furthermore, the trademarks of Elunate and Orpathys are licensed to us in China by our collaboration partner Eli Lilly and AstraZeneca, respectively.

In some cases, our licensors have retained the right to prosecute and defend intellectual property rights licensed to us or our joint ventures. We depend in part on the ability of our licensors to obtain, maintain and enforce intellectual property protection for such licensed intellectual property. Such licensors may not successfully maintain their intellectual property, may determine not to pursue litigation against other companies that are infringing on such intellectual property, or may pursue litigation less aggressively than we or our joint ventures would. Without protection for the intellectual property we or our joint ventures license, other companies might be able to offer substantially identical products or branding, which could adversely affect our competitive business position and harm our business prospects.

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

In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984, generally referred to as the Hatch-Waxman Amendments, and similar legislation in the E.U. and certain other countries, provides the opportunity for limited patent term extension. The Hatch-Waxman Amendments permit a patent-term extension of up to five years to reflect patent term lost during certain portions of product development and the FDA regulatory review process. However, a patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval; only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. The application for the extension must be submitted prior to the expiration of the patent for which extension is sought. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. Depending upon the timing, duration and specifics of any FDA marketing approval process for any drug candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable period or the scope of patent protection afforded could be less than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. If we fail to obtain patent term extensions or if the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and thus our revenue could be reduced. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and pre-clinical data and launch their product earlier than might otherwise be expected, and our competitive position, business, financial condition, results of operations and prospects could be materially adversely affected.

The Hatch-Waxman Amendments also include a process for patent linkage, pursuant to which the FDA will stay approval of certain follow-on applications during the pendency of litigation between the follow-on applicant and the patent holder or licensee, generally for a period of 30 months. Moreover, the Hatch-Waxman Amendments provide for statutory exclusivities that can prevent submission or approval of certain follow-on marketing applications. For example, federal law provides a five-year period of exclusivity within the United States to the first applicant to obtain approval of a new chemical entity and three years of exclusivity protecting certain innovations to previously approved active ingredients where the applicant was required to conduct new clinical investigations to obtain approval for the modification. Similarly, the U.S. Orphan Drug Act provides seven years of market exclusivity for certain drugs to treat rare diseases, where the FDA designates the drug candidate as an orphan drug and the drug is approved for the designated orphan indication. See “Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates—Although we have obtained orphan drug designation for surufatinib for the treatment of pancreatic NETs in the United States, we may not be able to obtain or maintain the benefits associated with orphan drug status, including market exclusivity.”

Chinese regulators have set forth a framework for integrating patent linkage and data exclusivity into the China regulatory regime, as well as for establishing a pilot program for patent term extension. To be implemented, this framework will require adoption of regulations. On October 17, 2020, the Standing Committee of the National People’s Congress published the Patent Law of PRC (Amended in 2020), which came into effect on June 1, 2021, or the Amended Patent Law. The Amended Patent Law provides that, among other things, the owner of the patent for an innovative new drug that has been granted the marketing authorization in China is entitled to request the Patent Administration Department under the State Council to grant a patent term extension of up to five years, in order to compensate the time required for the regulatory approval for the commercialization of such innovative new drug, provided that the patent term of such innovative new drug shall not exceed a total of 14 years. Furthermore, the PRC government entered into the Economic and Trade Agreement Between the Government of the People’s Republic of China and the Government of the United States of America with the U.S. government in January 2020 which provides that the owner of the patent for an innovative new drug that has been granted the marketing authorization in China is entitled to request a patent term extension of up to five years, provided that the patent term of such innovative new drug shall not exceed a total of 14 years from the date of marketing approval in China. If we are unable to obtain patent term extension, or the term of any such extension is less than that we request, our competitors or other third parties may obtain approval of competing products following our patent expiration. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Risks Relating to Our ADSs

The Public Company Accounting Oversight Board, or the PCAOB, is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this could happen in 2024.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely.

The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the Nasdaq Stock Market and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the United States. in 2023.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, or the HFCAA, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the president of the United States can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.

In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.

The listings of our shares in multiple venues may adversely affect the liquidity and value of them.

Our ADSs continue to be listed on Nasdaq, and our shares continue to be admitted to trading on the AIM. Our shares were listed on the SEHK in June 2021. The listing of the shares on the AIM and the SEHK, and the ADSs on Nasdaq, may reduce the liquidity of these securities in one or each of these markets and may adversely affect the development of an active trading market for the shares in each of these markets. The price of the shares could also be adversely affected by trading on Nasdaq. Similarly, the price of the ADSs could also be adversely affected by trading on the AIM and the SEHK. We may also seek further listings on other stock exchanges such as the Shanghai Stock Exchange, which could further affect the liquidity and value of the shares and the ADSs. Furthermore, the shares trade on the SEHK largely in electronic book-entry form. However, the ADSs are backed by physical ordinary share certificates, and the depositary for our ADS program is unable to accept book-entry interests into its custody in order to issue ADSs. As a result, if a holder of the shares wishes to deposit the shares into the ADS program and hold ADSs for trading on Nasdaq or vice versa, the issuance and cancellation process may be longer than if the depositary could accept such book-entry interests.

Our largest shareholder owns a significant percentage of our ordinary shares, which may limit the ability of other shareholders to influence corporate matters.

As of March 1, 2022, Hutchison Healthcare Holdings Limited owned approximately 38.46% of our ordinary shares. Accordingly, Hutchison Healthcare Holdings Limited can influence the outcome of any corporate transaction or other matter submitted to shareholders for approval and the interests of Hutchison Healthcare Holdings Limited may differ from the interests of our other shareholders.  Under our Articles of Association, certain matters, such as amendments to our amended and restated Memorandum and Articles of Association, require the approval of not less than three-fourths of votes cast by such shareholders as, being entitled so to do, vote in person (or, in the case of such shareholders as are corporations, by their respective duly authorized representative) or by proxy. Therefore, Hutchison Healthcare Holdings Limited’s approval will be required to achieve any such threshold.  In addition, Hutchison Healthcare Holdings Limited has and will continue to have a significant influence over the management and the strategic direction of our company.

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

We have filed with the SEC registration statements on Form F-3, commonly referred to as a “shelf registration,” that permit us to sell any number of ADSs in a registered offering at our discretion.  We have completed registered offerings raising aggregate gross proceeds of approximately $537.9 million under such shelf registration statements.  Furthermore, our largest shareholder has completed registered secondary offerings raising aggregate gross proceeds of approximately $310.4 million for it as a selling shareholder under a shelf registration statement. In addition, we completed our initial public offering in Hong Kong and global offering of our ordinary shares in 2021, raising aggregate gross proceeds of approximately $614.9 million, including $80.2 million through the fulfillment of the over-allotment. We may decide to conduct future offerings from time to time, and such sales could cause the price of our ADSs to decline significantly.

In connection with the issuance of ordinary shares in private placements in 2020 and 2021, we agreed to provide three shareholders Form F-3 registration rights.  Registration of the ordinary shares held by such shareholders may result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these shares, or the perception that such sales could occur, could cause the price of our ADSs to decline. In addition, any changes in the investment strategies or philosophies of our major shareholders may lead to the sale of our ADSs and other securities, which could cause the price of our ADSs to decline.

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

As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States, and disclosure with respect to our annual general meetings will be governed by the AIM Rules for Companies, or the AIM Rules, listing rules in Hong Kong and Cayman Islands requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares or ADSs.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing rules that allow us to follow Cayman Islands law for certain governance matters.  Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards.  We intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Global Select Market in respect of the following: (i) the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules, (ii) the requirement under Section 5605(d) of the Nasdaq listing rules that a remuneration committee comprised solely of independent directors governed by a remuneration committee charter oversee executive compensation and (iii) the requirement under Section 5605(e) of the Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.  Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors, nor does Cayman Islands law impose specific requirements on the establishment of a remuneration committee or nominating committee or nominating process.  Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. We have voluntarily complied with the Corporate Governance Code contained in Appendix 14 of the Rules Governing the Listing of Securities on SEHK. See Item 6.C.  “Board Practice—Hong Kong Corporate Governance Code” for more details.

We may in the future lose our foreign private issuer status under U.S. securities laws, which could result in significant additional costs and expenses.

We are a foreign private issuer as defined in the Securities Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States on June 30, 2022 and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2023, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S.-listed public company, should we lose our foreign private issuer status, we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

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

Significant revaluation of the renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we would receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us. Appreciation or depreciation in the value of the renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. In addition, our operating transactions and assets and liabilities in the PRC are mainly denominated in renminbi. Such amounts are translated into U.S. dollars for purpose of preparing our consolidated financial statements, with translation adjustments reflected in accumulated other comprehensive income/(loss) in shareholders’ equity. We recorded a foreign currency translation loss of $4.3 million, a foreign currency translation gain of $9.5 million and a foreign currency translation gain of $3.0 million for the years ended December 31, 2019, 2020 and 2021, respectively.

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

The market price of our ADSs has been volatile.  From March 17, 2016 to March 1, 2022, the closing sale price of our ADSs ranged from a high of $43.94 to a low of $11.26 per ADS.

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

The triple listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.

Our ordinary shares are listed on the AIM market and on the SEHK.  The triple listing of our ordinary shares and the ADSs may dilute the liquidity of these securities in one or more of these markets and may adversely affect the development of an active trading market for the ADSs in the United States or shares in Hong Kong and the United Kingdom.  The price of the ADSs could also be adversely affected by trading in our ordinary shares on the AIM market and the SEHK.

Fluctuations in the exchange rate between the U.S. dollar, Hong Kong dollar and the pound sterling may increase the risk of holding the ADSs.

Our share price is quoted on the SEHK and AIM market in Hong Kong dollar and pence sterling, respectively, while the ADSs trade on Nasdaq in U.S. dollars.  Fluctuations in the exchange rate between the U.S. dollar, Hong Kong dollar and the pound sterling may result in temporary differences between the value of the ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences.  In addition, as a result of fluctuations in the exchange rate between the U.S. dollar, Hong Kong dollar and the pound sterling, the U.S. dollar equivalent of the proceeds that a holder of the ADSs would receive upon the sale in Hong Kong of any ordinary shares or in the United Kingdom of any ordinary shares withdrawn from the depositary and the dollar equivalent of any cash dividends paid in Hong Kong dollar or pound sterling on our shares represented by the ADSs could also decline.

Securities traded on the AIM market or on the SEHK may carry or be perceived to carry a higher risk than shares traded on other exchanges and may impact the value of your investment.

Our ordinary shares are currently traded on the AIM market and on the SEHK.  Investment in equities traded on AIM and the SEHK may be perceived by some to carry a higher risk than an investment in equities quoted on exchanges, such as the New York Stock Exchange or the Nasdaq. You should be aware that the value of our ordinary shares may be influenced by many factors, some of which may be specific to us and some of which may affect AIM-listed or Hong Kong-listed companies generally, including the depth and liquidity of the market, our performance, a large or small volume of trading in our ordinary shares, legislative changes and general economic, political or regulatory conditions, and that the prices may be volatile and subject to extensive fluctuations. Therefore, the market price of our ordinary shares underlying the ADSs may not reflect the underlying value of our company.

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

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement.  Under our amended and restated Memorandum and Articles of Association, an annual general meeting shall be called by notice with not less than 21 clear days, and all other general meetings (including an extraordinary general meeting) shall be called by notice with not less than 14 clear days.  When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter.  If we ask for your instructions, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date and the depositary will send a notice to you about the upcoming vote and will arrange to deliver our voting materials to you.  The depositary and its agents, however, may not be able to send voting instructions to you or carry out your voting instructions in a timely manner.  We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs.  Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote.  As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request.  In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

We are a Cayman Islands company.  As judicial precedent regarding the rights of shareholders under Cayman Islands law is different from U.S. law, English law or Hong Kong law, shareholders may have different shareholder rights than they would have under U.S. law, English law or Hong Kong law and may face difficulties in protecting your interests.

We are an exempted company with limited liability incorporated in the Cayman Islands.  Our corporate affairs are governed by our Articles of Association (as may be further amended from time to time), the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands.  The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands.  This common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands.  The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some aspects from those in the United States, the United Kingdom and Hong Kong. Such differences mean that the remedies available to our minority shareholders may be different from those they would have under the laws of United States, the United Kingdom, Hong Kong or other jurisdictions. In addition, some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

In addition, as a Cayman Islands exempted company, our shareholders have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies with the exception that the shareholders may request a copy of the Articles of Association.  Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders.  This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.  As a Cayman Islands company, we may not have standing to initiate a derivative action in U.S. federal courts, English courts or Hong Kong courts.  As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in U.S. federal courts, English courts or Hong Kong courts.  In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts, English courts or Hong Kong courts.

Most of our directors and executive officers reside outside of the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. In addition, some of our operating subsidiaries are incorporated in China. To the extent our directors and executive officers reside in China or their assets are located in China, it may not be possible for investors to effect service of process upon us or our management inside China. Even if you are successful in bringing an action, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, Hong Kong or China, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits subject to certain conditions.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of an English company, a U.S. company or a Hong Kong company.

We cannot assure you that our ordinary shares will remain listed on the AIM or the SEHK or our ADSs will remain listed on Nasdaq.

Although it is currently intended that our ordinary shares and ADSs will remain listed on the AIM, the SEHK and Nasdaq, as applicable, there is no guarantee of the continued listing of our securities on any of these exchanges. We may decide at some point in the future to delist voluntarily (subject to the applicable regulatory requirements) from one or more of these exchanges, or we may be delisted involuntarily if, among other factors, we do not continue to satisfy the listing requirements of the applicable exchange or comply with applicable law. For example, we could be delisted from the Nasdaq if the PCAOB continues to be unable to inspect our independent registered public accounting firm for three consecutive years. The AIM Rules for companies provide that a voluntary cancellation of admission to AIM is conditional upon the consent of not less than 75% of votes cast by its shareholders at a general meeting unless the London Stock Exchange otherwise agrees. Circumstances where the London Stock Exchange might otherwise agree that shareholder consent at a general meeting is not required would include the situation where the AIM securities are already admitted to trading on an “AIM Designated Market” (which includes Nasdaq) to enable shareholders to trade their AIM securities in the future. The SEHK rules allow an issuer whose primary listing is on SEHK and which has an alternative listing on another stock exchange to withdraw its listing with the prior approval of shareholders by ordinary resolution obtained at a duly convened meeting of the shareholders and the satisfaction of other requirements.  SEHK may also cancel the listing of any securities that have been suspended from trading for a continuous period of 18 months. We cannot predict the effect a delisting of our shares on the SEHK or AIM market or our ADSs on Nasdaq would have on the market price of our shares and/or ADSs. We may also seek further listings on other stock exchanges such as the Shanghai Stock Exchange. However, there is no assurance that we would proceed with a listing and if we do proceed, that a listing would materialize.

The characteristics of the Hong Kong, U.S. and U.K. capital markets are different.

The SEHK, Nasdaq and the AIM have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, market regulations, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of the shares and the ADSs might not be the same, even allowing for currency differences. Circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the shares. Because of the different characteristics of the Hong Kong, U.S. and U.K. equity markets, the historical market prices of our securities may not be indicative of the performance of the shares.

We are subject to Hong Kong, Nasdaq and AIM listing and regulatory requirements concurrently.

As we are listed on the SEHK, the Nasdaq and the AIM, we are required to comply with the listing rules (where applicable) and other regulatory regimes of each stock exchange, unless otherwise agreed by the relevant regulators. We may also seek further listings on other stock exchanges such as the Shanghai Stock Exchange. Accordingly, we may incur additional costs and resources in complying with the requirements of each stock exchange.

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company.

HUTCHMED (China) Limited (formerly Hutchison China MediTech Limited) was incorporated in the Cayman Islands on December 18, 2000 as an exempted company with limited liability under the Companies Act, Cap 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands. Our company was founded by a wholly owned subsidiary of CK Hutchison, a multinational conglomerate with operations in over 50 countries. CK Hutchison is the ultimate parent company of our largest shareholder Hutchison Healthcare Holdings Limited.

We launched our novel drug research and development operations in 2002 with the establishment of our subsidiary HUTCHMED Limited, which is focused on discovering, developing and marketing drugs for the treatment of cancer and immunological diseases. Twelve of our in-house discovered drug candidates have entered clinical trials around the world and three have so far been approved for sale. Since 2001, we have also developed drug marketing and distribution platforms in China, which primarily focus on prescription drug and consumer health products through several joint ventures and subsidiary companies and are included in our Other Ventures.

We listed our ordinary shares on the AIM market in 2006, ADSs on the Nasdaq Global Select Market in 2016 and our ordinary shares on the SEHK in 2021.

On March 4, 2021 we announced the consolidation of the two corporate identities that we have used since our inception. Hutchison China MediTech, or Chi-Med, has been used as our group identity, while Hutchison MediPharma has been the identity of our novel drug research and development operations under which our oncology products have been developed and are now being marketed. The brand HUTCHMED immediately replaced Chi-Med as our abbreviated name, and we changed our group company name at our Annual General Meeting in April 2021 from Hutchison China MediTech Limited to HUTCHMED (China) Limited.

On April 14, 2021, we completed the sale of $100 million of ordinary shares at a price of $6.10 per share via a private placement to Pachytene Limited, an investment holding company wholly owned by Baring Asia Private Equity Fund VII.

In June 2021, we sold a total of 104,000,000 ordinary shares in our initial public offering on the SEHK, raising gross proceeds of approximately $534.7 million. In July 2021, the over-allotment option of our initial public offering on the SEHK was fully exercised, and we sold a total of 15,600,000 ordinary shares, raising gross proceeds of approximately $80.2 million.

On September 28, 2021, we disposed of our entire investment in Hutchison Baiyunshan, our non-core and non-consolidated over-the-counter drug joint venture business, to GL Mountrose Investment Two Limited, a company controlled and managed by GL Capital Group. GL Capital Group is an investment firm that focuses on buyout and growth opportunities in China’s healthcare industry. As our focus is the discovery and development of novel therapies in oncology and immunology, the sale of our interest in Hutchison Baiyunshan allows us to focus resources on our primary aim of accelerating investment in our Oncology/Immunology assets. We are also considering divesting other non-core businesses in our Other Ventures segment, including Shanghai Hutchison Pharmaceuticals.

Our principal executive offices are located at 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. Our telephone number at that address is +852 2121 8200. The address of our registered office in the Cayman Islands is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

See Item 5.B. “Liquidity and Capital Resources” for details on our capital expenditures for the years ended December 31, 2019, 2020 and 2021.

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC.  The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We also make available on our website’s investor relations page, free of charge, our annual report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The address for our investor relations page is www.hutch-med.com/shareholder-information. The information contained on our website is not incorporated by reference in this annual report.

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

Broad pipeline of differentiated targeted therapies and immunotherapies built for the global market. We have a pipeline of differentiated drug candidates covering both novel and validated targets, including MET, VEGFR, FGFR, CSF-1R, PI3Kδ, Syk, EZH2, IDH, ERK, BTK, and EGFR. The aim of our research is to develop drugs with high selectivity and superior safety profiles, a key benefit of which is that our drug candidates have the potential to be effectively paired with other oncology and immunology therapies at effective dosages with fewer side effects.

Commercially launching products while continuing to discover new assets. In China, we have launched three of our internally developed drugs, Elunate (fruquintinib), Sulanda (surufatinib) and Orpathys (savolitinib), to patients. All three drugs are in late-stage development outside of China, with the most advanced being surufatinib for which an NDA submission to the United States FDA is under review. Our marketing authorization application for surufatinib for the treatment of NETs to the European Medicines Agency, or EMA, is also under review. In addition, we have ten additional drug candidates that have entered earlier stages of clinical development (Phase I/Ib and Phase Ib/II proof of concept studies) and one advanced pre-clinical drug candidate.

Comprehensive global in-house discovery and development capabilities. We have a comprehensive drug discovery and development operation covering chemistry, biology, pharmacology, toxicology, chemistry and manufacturing controls for clinical and commercial supply, clinical and regulatory and other functions. It is led by a team of approximately 820 scientists, who have created one of the broadest global clinical pipelines among our peer oncology and immunology focused biotechnology companies. Currently, we are conducting and planning over 40 different clinical studies in oncology patients globally, including over a dozen Phase III registration and Phase II registration-intent studies underway.

Fast expanding and productive international organization. Our U.S. and European teams of approximately 130 mainly consisting of clinical, regulatory and commercial staff significantly broadened our international operations, particularly in the United States, Europe, Japan and Australia. This team has established a productive track record since it was established in 2018, including the submission and acceptance of a rolling U.S. NDA filing for surufatinib, initiation and full enrollment of a large global randomized controlled study for fruquintinib, and ongoing U.S. and European Phase I and II trials for our drug candidates sovleplenib, amdizalisib, HMPL-306 and HMPL-760. The FDA granted surufatinib two fast track designations as well as an orphan drug designation for NETs. Fruquintinib has also received FDA fast track designation, for late stage colorectal cancer (CRC). Furthermore, we are now building a commercial team in the United States, having recruited a team of over 30 personnel, to support the potential upcoming launch of surufatinib in the United States.

Long-standing drug marketing and distribution experience to support the realization of in-house oncology innovations in China. We have built large-scale and profitable drug marketing and distribution capabilities through our Other Ventures operations, which primarily manufacture, market and distribute prescription drugs in China. Our 20-year track record and deep institutional knowledge of the drug marketing and distribution process are being leveraged to bring our in-house oncology innovations to patients. We have built and continue to expand our in-house oncology drug sales team of about 630 persons to support the commercialization of Elunate, Sulanda and our other innovative drugs, if approved, throughout China. Our oncology drug sales team covers over 2,500 oncology hospitals and over 29,000 oncology physicians in China, a network that we estimate represents over 90% of oncology drug sales in China.

Our Strategies

Our vision is to be a global leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of patients with cancer and immunological diseases. Key elements of our strategy are to:

Realize the global potential of our oncology drug candidates

Our first wave of innovation, surufatinib (unpartnered), fruquintinib (partnered in China with Eli Lilly) and savolitinib (partnered globally with AstraZeneca), are either commercialized, under review for marketing authorization or in registrational studies in multiple jurisdictions. In tandem with our ongoing progression of such drugs, we will continue to invest in the future with our deep pipeline of unpartnered next wave of oncology assets for which we own all rights globally and have significant flexibility in driving their development. We intend to accelerate our global drug development by leveraging our advanced clinical trial data from China and selectively conduct clinical trials concurrently in China and other jurisdictions so that the programs progress in parallel globally. To broaden and scale our international operations and support the increasing clinical activities in the United States and Europe, we plan to continue significantly expanding our clinical teams in those geographies.

Continue designing and creating molecules to develop into medicines with specific and differentiated characteristics for the benefit of patients

We believe our world-class drug discovery engine is our key competitive advantage. We strive to create differentiated novel oncology and immunology treatments with global potential. Our drug discovery team has utilized our expertise in advanced medicinal chemistry to develop next-generation TKI that have both high selectivity and superior pharmacokinetic properties. Equally importantly, we will continue to design chemical and biologic drug candidates with profiles that allow them to be used in innovative combinations with other selective inhibitors, chemotherapy agents and immunotherapies. Such combination therapies enable treatment of cancer via multiple pathways and modalities simultaneously, which has the potential to significantly improve treatment outcomes.

We plan to continue to build out our global pipeline of self-discovered drug candidates by advancing a rich pipeline of early-stage drug candidates, which include small molecule drugs targeting new pathways such as MAPK and biologics addressing novel targets designed for use in combination with our small molecules, as well as potentially a broad range of third-party therapies.

Build and scale our marketing and commercialization capabilities globally

We plan to leverage our long-standing drug marketing and distribution know-how and infrastructure to support our innovative oncology product launches, focusing in particular on the Chinese and U.S. markets. We have a 20-year track record of marketing and selling products in China. We aim to grow our in-house oncology drug sales team in China of about 630 persons to about 700 persons by the end of 2023. Outside of China, we intend to commercialize our products, if approved, in the United States where we have already begun to build our own sales team. In Europe, Japan and other major markets, we will look to form collaborations with leading biopharmaceutical companies and/or contract sales organizations to fully realize the value of our assets. We will also continue to scale our manufacturing capacity to support the sales of our approved drugs, including through the expansion of our existing Suzhou facility production team and the ongoing construction of our new plant in Shanghai, which will provide a five-fold increase in our existing production capacity.

Identify global business development and strategic acquisition opportunities to complement our internal research and development activities

We plan to explore opportunities to access complementary drug candidates and/or acquire interests in other biopharmaceutical companies to supplement our in-house research and development capabilities and to enhance our current drug candidate pipeline. We will also continue to seek in-licensing opportunities in China, with a focus on drug candidates with the potential to both complement our existing drug pipeline and have synergistic effects with each other, such as Tazverik from Epizyme. In addition, we expect to progress some of our drug candidates by pursuing business development opportunities with other biopharmaceutical companies both in China and globally such as our collaboration with BeiGene to evaluate combining surufatinib and fruquintinib with its anti-PD-1 antibody tislelizumab for the treatment of various solid tumor cancers. We will also continue to work with our partners, AstraZeneca and Eli Lilly, to optimize the potential of our drug candidates savolitinib (globally with AstraZeneca) and fruquintinib (in China with Eli Lilly).

Capitalize on regulatory reforms currently underway in China aimed at addressing existing unmet medical needs and improving the health of its people

We believe the Chinese oncology market, which comprises approximately a quarter of the global oncology patient population, represents a substantial and fast-growing market opportunity. Over the past decade, the PRC government has endeavored to foster an innovative biopharmaceutical ecosystem, and in the last few years, the pace of reforms has accelerated with a clear focus on providing Chinese patients access to world-class oncology therapies through expanded insurance reimbursement and reduced time for clinical trials and drug approvals. As a result, the oncology drug market in China is growing rapidly. Having invested in drug innovation in China for about 20 years, beginning at a time when almost no other domestic companies were involved in innovative oncology research, we believe we are well positioned to capture this market opportunity.

Oncology Commercial Operations

Surufatinib – Sulanda in China

We received approval from the NMPA for Sulanda as a treatment for patients with advanced non-pancreatic NETs in December 2020 and advanced pancreatic NETs in June 2021. During 2021, we introduced Sulanda through a campaign of local, regional and national launch events involving approximately 12,000 healthcare professionals.  We have also confirmed a total of approximately 50 investigator-initiated studies in a broad range of exploratory solid tumor indications all of which are expected to gradually expand awareness of Sulanda in China. In 2021, we used means-test early access and patient access programs to help patients afford Sulanda, and we estimate approximately 4,800 new patients were treated. By the end of 2021, Sulanda prescriptions had been written in more than 30 provinces in China.  Total in-market sales of Sulanda were $11.6 million in 2021, and in January 2022, Sulanda was included on China’s NRDL, making it available in all public hospitals in China. There are an estimated approximately 34,000 new patients of advanced NETs per year in China and were potentially over 300,000 patients living with NET in China in 2021.

Fruquintinib – Elunate in China

We received approval from the NMPA for Elunate as a treatment for metastatic colorectal cancer, or mCRC, in September 2018. At the end of 2018, our collaboration partner Eli Lilly commenced commercial sales of Elunate, targeting the more than 80,000 mCRC third-line patients in China each year.  In January 2020, Elunate was included on China’s NRDL, and is therefore now available in public hospitals throughout China, paving the way to significantly broaden access for advanced CRC patients and rapidly build penetration in China over the coming years. In October 2020, we took over the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing responsibilities in China through an amendment to our collaboration terms with Eli Lilly. Since taking on these commercial responsibilities, we have deployed our oncology drug sales force to market Elunate. We are quickly expanding hospital pharmacy listings, one of the most important factors affecting broad-scale adoption of Elunate in China, which now total over 400.

Driven in part by the inclusion of Elunate on the 2020 NRDL and our assumption of responsibility for detailing, promoting and marketing the drug in China in October 2020, total in-market sales of Elunate by Eli Lilly, as provided to us by Eli Lilly, increased by 111% to $71.0 million for the year ended December 31, 2021 compared to $33.7 million for the year ended December 31, 2020.  We recognize revenue for royalties and manufacturing costs and, since October 1, 2020, additional service payments in association with our expanded role in the commercialization of Elunate paid to us by Eli Lilly. Subject to meeting pre-agreed sales targets, Eli Lilly will pay us an estimated total of 70% to 80% of Elunate in-market sales in the form of royalties, manufacturing costs and service payments. In 2021, we recorded $53.5 million in revenue for Elunate, equal to 75.4% of in-market sales. Following negotiations with the China National Healthcare Security Administration, Elunate continues to be included in the NRDL for a new two-year term starting in January 2022.  For this renewal, we agreed to a discount of 5% relative to the 2021 NRDL price.

During 2021, our medical marketing and affairs teams conducted about 4,800 educational/scientific events for Elunate in China.

Savolitinib – Orpathys in China

On June 22, 2021, Orpathys became the first-in-class selective MET inhibitor to be approved in China. Our partner, AstraZeneca, then launched Orpathys in mid-July 2021, less than three weeks after its conditional approval by the NMPA for patients with MET exon 14 skipping alteration NSCLC. We are responsible for manufacturing and all other marketing authorization holder, or MAH, responsibilities, and our commercial collaboration partner AstraZeneca is responsible for the commercialization of Orpathys. In return for these commercial rights, AstraZeneca pays us a 30% royalty on all sales, various development and commercial milestones and manufacturing fees.

More than a third of the world’s lung cancer patients are in China and, among those with NSCLC, approximately 2-3% have tumors with MET exon 14 skipping alterations, representing an approximate incidence of 13,000 new patients per year in China. Importantly also, MET plays a role in multiple other solid tumors, with an estimated total incidence of 120,000 new patients per year in China. In-market sales of Orpathys since its launch in July 2021, as provided to us by AstraZeneca, were $15.9 million showing rapid initial self-pay uptake for being the first-in-class selective MET inhibitor in China. These in-market sales also resulted in a $25.0 million first sale milestone payment from AstraZeneca to us and $11.3 million in revenues recognized by us from manufacturing fees and royalties in 2021. Since mid-2021, the progress made in the research, development and commercialization of savolitinib has triggered a total of $40 million in milestone payments from AstraZeneca to us. We estimate that approximately 1,900 new patients were treated with Orpathys in 2021.

AstraZeneca introduced a patient access program in late 2021 which subsidizes the use of Orpathys through progressive disease. Following negotiations with the China National Healthcare Security Administration, we and AstraZeneca declined inclusion in the 2022 NRDL, a position that will be reassessed for potential 2023 inclusion.

International Clinical Drug Development (Outside China)

Seven of our oncology drug candidates are in development outside China. Our fast expanding international organization, led mainly from the United States, is developing these candidates. We completed the rolling submission of our first U.S. NDA in April 2021, for surufatinib, and this NDA was accepted by the FDA in June 2021 subject to certain clinical site inspections by the FDA. The EMA also validated and accepted our marketing authorization application for surufatinib for advanced NETs in July 2021, and we completed the 120 day assessment and are now entering the later stages of MAA review. For savolitinib in combination with Tagrisso in EGFR TKI refractory NSCLC, we conducted an end of phase 2 meeting with the FDA. We also completed clinical trial applications in the United States, Europe and Japan for the SAFFRON study, a global pivotal Phase III of savolitinib and Tagrisso in patients with NSCLC who have progressed following Tagrisso treatment due to MET amplification or overexpression. In addition to the SAFFRON study, which we are preparing to initiate in mid-2022, we continue to evaluate the possibility of using the ongoing SAVANNAH study as the basis for U.S. accelerated approval. Among other progress we have made, enrollment was completed for fruquintinib in a fourteen-country global Phase III study, the FRESCO-2 study, in CRC which is expected to read-out later in 2022, and positive and differentiated proof-of-concept data was presented for amdizalisib.

The following table summarizes the status of our international clinical drug portfolio’s development as of the date of the filing of this annual report:

Program	Investigational treatment	Disease	Target patient	Study name	Sites	Dose finding / safety run-in	Proof-of-concept	Registration
Savolitinib MET	**Savolitinib** + Tagrisso	NSCLC	2L/3L EGFRm; Tagrisso ref.; MET+	SAVANNAH	Global	*		
	Savolitinib + Tagrisso	NSCLC	2L/3L EGFRm; Tagrisso ref.; MET+	SAFFRON	Global	**		
	Savolitinib + Imfinzi (PD-L1)	Papillary RCC	MET+	SAMETA	Global			
	Savolitinib + Imfinzi (PD-L1)	Papillary RCC	All	CALYPSO	UK/Spain	***		
	Savolitinib + Imfinzi (PD-L1)	Clear cell RCC	VEGFR TKI refractory	CALYPSO	UK/Spain	***		
	Savolitinib	Gastric cancer	MET+	VIKTORY	S Korea	***		
Surufatinib VEGFR 1/2/3; FGFR 1; CSF-1R	**Surufatinib**	NET	Refractory		US			NDA under review
	Surufatinib	NET			EU			MMA under review
	Surufatinib	NET			JP	(Bridging)		
	Surufatinib + tislelizumab (PD-1)	Solid tumors			US/EU			
Fruquintinib VEGFR 1/2/3	**Fruquintinib**	Colorectal cancer	Refractory	FRESCO-2	US/EU/JP			
	Fruquintinib	Breast cancer			US			
	Fruquintinib + tislelizumab (PD-1)	TN breast cancer, EMC			US			
	Fruquintinib + tislelizumab (PD-1)	Solid tumors			S Korea			
Amdizalisib (HMPL-689) PI3Kδ	**Amdizalisib**	Indolent NHL, PTCL			US/EU			
	Amdizalisib	Healthy volunteers			Australia			
Sovleplenib (HMPL-523) Syk	**Sovleplenib**	Indolent NHL			Australia			
	Sovleplenib	Indolent NHL			US/EU			
HMPL-306 IDH 1/2	**HMPL-306**	Solid tumors			US/EU			
	HMPL-306	Heme. malignancies			US/EU			
HMPL-760 BTK, 3G	**HMPL-760**	B-Cell NHL			US/EU	**

* Phase II registration-intent study subject to regulatory discussion; ** In planning; *** Investigator-initiated trials (IIT)

Note:

NDA = New Drug Application; MAA = Marketing Authorization Application; MET = mesenchymal epithelial transition receptor; NSCLC = non-small cell lung cancer; EGFRm = epidermal growth factor receptor mutation; RCC = renal cell carcinoma; VEGFR = vascular endothelial growth factor receptor; TKI = tyrosine kinase inhibitor; FGFR 1 = fibroblast growth factor receptor 1; CSF-1R = colony stimulating factor-1 receptor; NET = neuroendocrine tumors; TN = triple negative; EMC = endometrial cancer; PI3Kδ = Phosphatidylinositol-3-Kinase delta; NHL = Non-Hodgkin’s Lymphoma; PTCL = peripheral T-cell lymphoma; Syk = spleen tyrosine kinase; IDH 1/2 = isocitrate dehydrogenase 1/2; BTK = Bruton’s tyrosine kinase.

Savolitinib – selective MET inhibitor in late-stage clinical development as a monotherapy and in combination therapies in global partnership with AstraZeneca

Savolitinib, which has been approved in China for the treatment of patients with locally advanced or metastatic NSCLC, is a potent and selective small molecule inhibitor of the MET receptor tyrosine kinase, an enzyme which has been shown to function abnormally in many types of solid tumors. We designed savolitinib through chemical structure modification to specifically address kidney toxicity, the primary issue that halted development of several other selective MET inhibitors. In clinical trials to date in over 1,500 patients globally, savolitinib has shown promising signs of clinical efficacy in patients with multiple types of MET gene alterations in lung cancer, kidney cancer and gastric cancer with an acceptable safety profile.

We are currently testing savolitinib in global partnership with AstraZeneca, both as a monotherapy and in combination with immunotherapy and targeted therapy. Most notably, MET-amplification is a major mechanism for acquired resistance to both first-generation EGFR TKIs as well as third-generation EGFR TKIs like Tagrisso. Savolitinib has been studied extensively in these patients in the TATTON and SAVANNAH studies. Final results from the TATTON study were presented at World Conference on Lung Cancers, or WCLC, in January 2021, and initial results from SAVANNAH are in preparation for submission to a scientific conference in 2022.  The successful results led to the initiation and planning of three Phase III studies: SACHI and SANOVO were initiated in China in 2021, and the global, pivotal Phase III study, the SAFFRON study, is planned to commence enrollment in mid-2022. In addition to a planned Phase III study, we continue to evaluate the possibility of using data from the TATTON and SAVANNAH studies to seek accelerated approval in the United States.

Proof-of-concept studies of savolitinib in kidney cancer (as a monotherapy as well as in combination with a PD-L1 inhibitor) and gastric cancer (as a monotherapy as well as in combinations with chemotherapy) have demonstrated positive results, with subsequent clinical development ongoing or in planning. For example, we initiated a global Phase III pivotal trial (SAMETA) in October 2021 for savolitinib in combination with Imfinzi, AstraZeneca’s anti-PD-L1 antibody durvalumab, in MET positive patients with papillary renal cell carcinoma or PRCC, a form of kidney cancer. Savolitinib opportunities are also continuing to be explored in multiple other MET-driven tumor settings via investigator-initiated studies including CRC.

Surufatinib—unique angio-immuno kinase inhibitor with NDA submission completed in the United States and MAA in Europe; potential first VEGFR/FGFR/CSF-1R inhibitor for all advanced NETs

Surufatinib, which has been approved in China for the treatment of advanced NETs, is a novel, oral angio-immuno kinase, small molecule inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, which both inhibit angiogenesis, and colony stimulating factor-1 receptor, or CSF-1R, which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells.  Its unique dual mechanism of action may be very suitable for possible combinations with other immunotherapies. We believe surufatinib is potentially the first VEGFR/FGFR/CSF-1R inhibitor for all advanced NETs.

In the United States, the FDA granted orphan drug designation to surufatinib for the treatment of pancreatic NETs in November 2019 and granted fast track designations for the treatment of both pancreatic NETs and non-pancreatic NETs in April 2020. In May 2020, we reached an agreement with the FDA that the completed SANET-ep (non-pancreatic NET) and SANET-p (pancreatic NET) studies in China, along with existing data from surufatinib in U.S. non-pancreatic and pancreatic NET patients, could form the basis to support an NDA submission. Pharmacokinetic and safety data from U.S. Phase Ib neuroendocrine tumor cohorts demonstrated similar profiles of surufatinib between Chinese and U.S. patients.

We completed a U.S. NDA submission in April 2021 for surufatinib for the treatment of pancreatic and non-pancreatic NETs. This is our first NDA in the United States, and it was accepted by the FDA in June 2021. The related clinical site inspections and pre-approval inspections of our manufacturing facilities are ongoing. The data package has also been used to file a marketing authorization application, to the EMA, based on scientific advice from the EMA Committee for Medicinal Products for Human Use, or CHMP. The EMA has validated and accepted our marketing authorization application in July 2021.

We have various additional clinical trials of surufatinib ongoing as a single agent, as well as in combination with checkpoint inhibitors. In March 2021, we dosed the first patient in a combination study of surufatinib with tislelizumab, an anti-PD-1 antibody being developed by BeiGene, in the United States and Europe, and we expect to submit the data from this study for presentation in late 2022. In September 2021, we dosed our first patient in a registration-enabling bridging study in Japan to support the registration of surufatinib in the treatment of patients with advanced NETs. In addition, we believe surufatinib has potential in a number of other tumor types such as CRC, small cell lung cancer, gastric cancer and soft tissue sarcoma.

Surufatinib is the first oncology medicine that we have launched in China and expanded development globally without the support of a development partner. We own all rights to surufatinib globally.

Fruquintinib—selective VEGFR 1, 2 and 3 inhibitor with the best selectivity for its targets in global Phase III development

Fruquintinib, which has been approved in China for the treatment of advanced mCRC, is a highly selective and potent oral inhibitor of vascular endothelial growth factor or VEGF receptors, known as VEGFR 1, 2 and 3.  We believe that fruquintinib has the potential to become a selective small molecule VEGFR 1, 2 and 3 inhibitor for many types of solid tumors that has the highest selectivity, and we are currently studying fruquintinib in CRC, gastric cancer, breast cancer and other solid tumor types.  Fruquintinib was designed to improve kinase selectivity to minimize off-target toxicities, improve tolerability and provide more consistent target coverage.  The tolerability in patients to date, along with fruquintinib’s low potential for drug-drug interaction based on pre-clinical assessment, suggests that it may be highly suitable for combinations with other anti-cancer therapies.

Building on the data collected from our successful Phase III trial in China, known as the FRESCO study, which supported fruquintinib’s approval in China, we initiated FRESCO-2, a large randomized controlled study of fruquintinib in the United States, Europe, Japan and Australia. The first patient was dosed in September 2020, and the study enrolled over 690 patients in over 150 sites in 14 countries. The FDA granted fast track designation for the development of fruquintinib for the treatment of patients with mCRC in June 2020.  The FDA has acknowledged the totality of the fruquintinib clinical data, including the FRESCO-2 study, if positive, the prior positive Phase III FRESCO study demonstrating improvement in overall survival, or OS, that led to fruquintinib approval for metastatic CRC in China in 2018 and additional completed and ongoing supporting studies in metastatic CRC, could support a future NDA for the treatment of patients with third-line and above mCRC. The EMA and Japanese Pharmaceuticals and Medical Devices Agency or PMDA have reviewed and endorsed the FRESCO-2 study design. Preliminary data of U.S. Phase I/Ib CRC cohorts demonstrated encouraging efficacy in patients refractory or intolerant to Stivarga and Lonsurf.

We are conducting and planning global combination studies of fruquintinib with BeiGene’s anti-PD-1 antibody tislelizumab for the treatment of various solid tumor cancers, including an ongoing Phase Ib/II study in advanced, refractory triple negative breast cancer or advanced endometrial cancer.

Fruquintinib is being commercialized and developed in partnership with Eli Lilly in China, where we are responsible for development, manufacturing, on-the-ground medical detailing, promotion and local and regional marketing activities.  We own all rights to fruquintinib outside of China.

Amdizalisib (HMPL-689)—novel, highly selective PI3Kδ inhibitor with potential in hematological cancer

Amdizalisib is a novel, highly selective and potent small molecule inhibitor targeting the isoform PI3Kδ.  In pre-clinical pharmacokinetic studies, amdizalisib’s pharmacokinetic properties have been found to be favorable with good oral absorption, moderate tissue distribution and low clearance.  Amdizalisib is also expected to have low risk of drug accumulation and drug-drug interaction and is highly potent, particularly at the whole blood level. Amdizalisib received Breakthrough Therapy Designation from the CDE of the NMPA in China for the treatment of refractory follicular lymphoma in September 2021. The NMPA grants Breakthrough Therapy Designation to new drugs that treat life-threatening diseases or serious conditions for which there are no effective treatment options, and where clinical evidence demonstrates significant advantages over existing therapies. Drug candidates with Breakthrough Therapy Designation may be considered for conditional approval and priority review when submitting an NDA.

We have early-stage clinical trials of amdizalisib ongoing and preliminary evidence suggests that amdizalisib may perform in the clinic as designed.  Based on extensive Phase I/Ib proof-of-concept clinical data in China and Australia on amdizalisib, we have opened 18 U.S. and European sites for a Phase I/Ib study with patient enrollment underway, focusing on advanced relapsed or refractory lymphoma. We have initiated the dose expansion portion of the Phase I study in the United States and Europe in the second half of 2021 in multiple types of non-Hodgkin’s lymphoma.

We own all rights to amdizalisib globally.

Sovleplenib (HMPL-523)—potentially the first selective Syk inhibitor for hematological cancer

Sovleplenib is a novel, highly selective, oral, small molecule inhibitor targeting the spleen tyrosine kinase, or Syk, for the treatment of hematological cancers and certain chronic immune diseases.  Syk is a major component in B-cell receptor signaling and is an established therapeutic target in multiple subtypes of B-cell lymphomas.  Because B-cell malignancies are heterogeneous and patients commonly experience relapse despite current therapies, there is a need for new therapies.

We have various clinical trials of sovleplenib ongoing.  We have multiple sites in the United States and Europe for a Phase I/Ib study with patient enrollment underway, focusing on advanced relapsed or refractory lymphoma and are close to establishing our Phase II dose.

We own all rights to sovleplenib globally.

HMPL-306—potentially the first dual inhibitor of IDH1 and IDH2 with applications in hematological malignancies and solid tumors

HMPL-306 is a novel small molecule dual-inhibitor of isocitrate dehydrogenase 1 and 2, or IDH 1 and 2, enzymes.  IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies and solid tumors, particularly among acute myeloid leukemia patients. We initiated two international Phase I studies, one for AML and the other for solid tumors, with the first patient dosed in the United States in March 2021.

We own all rights to HMPL-306 globally.

HMPL-760—an investigational, highly selective, third-generation oral inhibitor of BTK with improved potency versus first generation BTK inhibitors against both wild type & C481S mutant enzymes

We initiated a Phase I study in patients with advanced hematological malignancies in China in January 2022. We are also initiating an international Phase I study in patients with advanced hematological malignancies in the United States. We own all rights to HMPL-760 globally.

China Clinical Drug Development

We are the MAH of three internally discovered and developed innovative oncology medicines, Orpathys, Sulanda and Elunate. We have additional drug candidates in earlier stage clinical development (Phase I/Ib and Phase Ib/II proof-of-concept studies) and several advanced pre-clinical drug candidates. Our four submitted China NDAs were classified by the NMPA as Category 1. If submitted for approval, all of our drug candidates are expected to be classified as Category 1, as they are innovative drugs that have not been marketed inside or outside of China.

The following table summarizes the status of our China clinical programs as of the date of the filing of this annual report.

* In planning; ** development in collaboration with Epizyme

Note:

MET = mesenchymal epithelial transition receptor; NSCLC = non-small cell lung cancer; EGFRm = epidermal growth factor receptor mutation; TKI = tyrosine kinase inhibitor; VEGFR = vascular endothelial growth factor receptor; FGFR 1 = fibroblast growth factor receptor 1; CSF-1R = colony stimulating factor-1 receptor; NET = neuroendocrine tumors; NEC = neuroendocrine carcinoma; ESCC = esophageal cancer; GC = gastric cancer; SCLC = small cell lung cancer; BTC = biliary tract cancer; TC = thyroid cancer; EMC = endometrial cancer; CRC = colorectal cancer; RCC = renal cell carcinoma; HCC = hepatocellular carcinoma; GI = gastrointestinal; PI3Kδ = Phosphatidylinositol-3-Kinase delta; FL = follicular lymphoma; MZL = marginal zone lymphoma; MCL = mantle cell lymphoma; DLBCL = diffuse large B cell lymphoma; CLL/SLL = chronic lymphocytic leukemia/small lymphocytic lymphoma; HL = Hodgkin’s lymphoma; Syk = spleen tyrosine kinase; ITP = immune thrombocytopenic purpura; wAIHA = warm autoimmune hemolytic anemia; EZH2 = enhancer of zeste homolog 2; IHCC = intrahepatic cholangiocarcinoma; IDH 1/2 = isocitrate dehydrogenase 1/2; ERK = extracellular-signal-regulated kinase; MAPK pathway = RAS-RAF-MEK-ERK signaling cascade; BTK = Bruton’s tyrosine kinase; TGCT = Tenosynovial Giant Cell Tumors.

Savolitinib – commercially launched as Orpathys and first selective MET inhibitor in China

In June 2021, the NMPA approved savolitinib for marketing for the treatment of NSCLC with MET exon 14 skipping alterations, making savolitinib the first-in-class selective MET inhibitor in China. This approval follows a priority review designation by the NMPA and is the first regulatory approval globally for this oral, potent and selective MET TKI. The approval by the NMPA was based on positive results from a Phase II trial conducted in China in patients with NSCLC with this mutation, including patients with the more aggressive pulmonary sarcomatoid carcinoma subtype. Savolitinib demonstrated effective anti-tumor activity based on an independent review of objective response rate or ORR and disease control rate or DCR. The approval is conditional upon successful completion of a confirmatory study in this patient population. The results reviewed by the NMPA when it approved savolitinib were also published in The Lancet Respiratory Medicine.

In 2021, we initiated several new trials in a variety of indications, including for example, SAMETA, a global Phase III pivotal study of savolitinib with Imfinzi in MET-driven, unresearchable and locally advanced or metastatic PRCC, and a confirmatory China Phase IIIb post-approval study of savolitinib monotherapy in MET exon 14 skipping alteration patients. In the same year, we also presented CALYPSO Phase II study data in MET-drive patients for savolitinib in combination with Imfinzi at the 2021 American Society of Clinical Oncology, or ASCO, annual meeting and the final Phase II data for the TATTON study at 2020 WCLC annual meeting.

In 2022, we plan to submit for presentation the SAVANNAH Phase II study for the savolitinib plus Tagrisso combination in NSCLC patients harboring EGFR mutation and MET amplification or overexpression. SAVANNAH has informed the regulatory, biomarker and dose regimen strategy for the China Phase III studies SANOVO and SACHI, and the global Phase III study in planning. We also plan to initiate a global, pivotal Phase III study for the savolitinib plus Tagrisso combination in mid-2022, in patients with NSCLC who have progressed following Tagrisso treatment due to MET amplification.

Surufatinib—commercially launched as Sulanda in China in advanced NETs; first VEGFR/FGFR/CSF-1R inhibitor for all advanced NETs

Surufatinib was approved by the NMPA in December 2020 for the treatment of non-pancreatic NETs and is now being marketed by us in China under the brand name Sulanda. This NMPA approval of surufatinib was based on results from the SANET-ep study, a Phase III trial in patients with advanced non-pancreatic NETs conducted in China. The positive results of this trial were highlighted in an oral presentation at the 2019 ESMO Congress and published in The Lancet Oncology in September 2020.  In June 2021, surufatinib was approved by the NMPA for the treatment of advanced pancreatic NETs. This NMPA approval of surufatinib was based on results from the SANET-p study, a Phase III trial in patients with advanced pancreatic NETs conducted in China. The positive results of this trial were highlighted in an oral presentation at the 2020 ESMO Congress and published in The Lancet Oncology in September 2020. Sulanda was included in the NRDL starting January 2022, thereby broadening access to patients with advanced NETs in China. Our in-house oncology drug sales team is now responsible for the marketing and commercialization of surufatinib throughout China for such indications. In 2021, we initiated, among others, the SURTORI-01 Phase III trial in NEC patients in China, the first pivotal study combining surufatinib and toripalimab.

In 2021, we presented NEC cohort and gastric and gastroesophageal junction cancers cohort data from the China Phase II study of surufatinib plus Tuoyi at the 2021 ASCO and updated data at ESMO Immuno-Oncology Congress 2021 annual meetings. We also presented encouraging data from the subgroup analysis by Ki-67 and baseline CgA of the Phase III monotherapy study in pancreatic NET (SANET-p) and Phase II study for surufatinib monotherapy in BTC patients at the 2021 ASCO annual meeting.

Fruquintinib – commercially launched as Elunate in China in CRC in November 2018; potential VEGFR 1, 2 and 3 inhibitor with the best selectivity for many solid tumors

Fruquintinib was first commercially launched in China, marketed by our partner Eli Lilly, in November 2018 for the treatment of advanced CRC. In January 2020 (and subsequently extended for another two-year term starting in January 2022), fruquintinib was included on the NRDL thereby broadening access by advanced CRC patients in China. Since launch, Eli Lilly has deployed a dedicated team of over 140 oncology commercial personnel to market fruquintinib in China. Since October 1, 2020, we have taken over development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities for fruquintinib in China, using our in-house oncology drug sales team supported by our long-standing drug marketing and distribution platforms. Subject to meeting pre-agreed sales targets, Eli Lilly will pay us an estimated total of 70% to 80% of Elunate in-market sales in the form of royalties, manufacturing costs and service payments.

We believe that fruquintinib is a VEGFR 1, 2 and 3 inhibitor with the best selectivity and could be considered for development in China in many solid tumor indications in which VEGFR inhibitors have been approved globally. To this end, since 2018, we have assumed all planning, execution and decision-making responsibilities for life cycle indication development of fruquintinib in China.

In addition to its commercial launch in CRC in China, we have made progress with fruquintinib in various other cancer indications, including the FRUTIGA study in China, a pivotal Phase III study in approximately 700 patients to evaluate the efficacy and safety of fruquintinib in combination with Taxol, a chemotherapy medication, compared with Taxol monotherapy for second-line treatment of advanced gastric cancer in patients who had failed first-line chemotherapy. We expect to complete enrollment of the study in 2022.

We are conducting Phase Ib/II dose expansion studies in China of fruquintinib with Tyvyt, a PD-1 monoclonal antibody being developed by Innovent, in different tumor types, including HCC, endometrial cancer, RCC and CRC. Furthermore, we intend to conduct studies of fruquintinib in combination with BeiGene’s tislelizumab for the treatment of various solid tumor cancers in China. At the 2021 ASCO annual meeting, encouraging preliminary Phase I/Ib results were presented for fruquintinib in combination with two different PD-1 inhibitors: Tyvyt and geptanolimab.

Amdizalisib—novel, highly selective PI3Kδ inhibitor with potential in hematological cancer

Our Phase I dose escalation study on amdizalisib in China has been completed, and a recommended Phase II dose was selected.  Amdizalisib was well tolerated, exhibiting dose-proportional pharmacokinetics, a manageable toxicity profile, and single-agent clinical activity in relapsed/refractory B-cell lymphoma patients.  Our Phase Ib expansion study in China is ongoing in multiple sub-categories of indolent non-Hodgkin’s lymphoma. In April 2021, we commenced a registration-intent Phase II trial of amdizalisib a highly selective and potent PI3Kδ inhibitor in China in patients with relapsed or refractory follicular lymphoma and marginal zone lymphoma, two subtypes of non-Hodgkin’s lymphoma.

Sovleplenib—potentially the first selective Syk inhibitor for hematological diseases

Data from an extensive Phase I/Ib dose escalation and expansion study (covering more than 200 patients) on sovleplenib has encouraged us to initiate exploratory studies in China on multiple indolent non-Hodgkin’s lymphoma sub-categories, including chronic lymphocytic leukemia/small lymphocytic lymphoma, follicular lymphoma, marginal zone lymphoma, Waldenstrom’s macroglobulinemia and mantle cell lymphoma.

Furthermore, in August 2019 we commenced a Phase I study of sovleplenib in China for the treatment of immune thrombocytopenia, an autoimmune disorder characterized by low platelet count and an increased bleeding risk.  Based on the encouraging data from Phase Ib study of sovleplenib in adult patients with immune thrombocytopenia, we commenced a Phase III study in the same indication and dosed the first patient in October 2021. In January 2022, sovleplenib received the Breakthrough Therapy Designation in China for treatment of primary immune thrombocytopenia.

Tazemetostat

In August 2021, we entered into a strategic collaboration with Epizyme, Inc. to research, develop, manufacture and commercialize tazemetostat (Tazverik) in Greater China, including mainland China, Hong Kong, Macau and Taiwan. Tazemetostat is an inhibitor of EZH2 developed by Epizyme that is approved by the FDA for the treatment of certain epithelioid sarcoma and follicular lymphoma patients. It received accelerated approval from the FDA based on ORR and DOR in January and June 2020 for epithelioid sarcoma and follicular lymphoma, respectively. We plan to develop and seek approval for tazemetostat in various hematological and solid tumors, including epithelial sarcoma, follicular lymphoma and diffuse large b-cell lymphoma in Greater China. We are participating in Epizyme’s SYMPHONY-1 (EZH-302) study, leading it in Greater China. We and Epizyme also intend to conduct additional global studies jointly.

HMPL-306—potentially the first dual inhibitor of IDH1 and IDH2 with applications in hematological malignancies and solid tumors

A Phase I trial in China was initiated in July 2020, in patients of relapsed or refractory hematological malignancies with an IDH1 and/or IDH2 mutation.  Multiple sites have been initiated and we aim to establish the Phase II dose in mid-2022.

HMPL-760—highly potent, selective, and reversible inhibitor with long target engagement against BTK

In January 2022, we initiated a Phase I trial in China in patients with previously treated chronic lymphocytic leukemia/small lymphocytic lymphoma or other types of non-Hodgkin lymphoma, including patients treated with a prior regimen containing a BTK inhibitor, whose disease carries either wild-type BTK or acquired resistance to first generation BTK inhibitors due to additional mutations to BTK. An initial dose escalation stage to determine the maximum tolerated dose and/or the RP2D is planned, to be followed by a dose expansion phase where patients will receive HMPL‑760 to further evaluate the safety, tolerability, and clinical activity at the RP2D. Approximately 100 patients are expected to be enrolled.

HMPL-453—highly selective FGFR 1/2/3 inhibitor with potential in solid tumors

Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis, as well as resistance to anti-tumor therapies.  A Phase II study is ongoing in patients with advanced intrahepatic cholangiocarcinoma, or IHCC, with FGFR2 fusion that had failed at least one line of systemic therapy.  IHCC is a cancer that develops within the bile ducts, the second most common primary hepatic malignancy after hepatocellular carcinoma.  Approximately 10-15% of IHCC patients have tumors that harbor FGFR2 fusion. We also initiated a Phase Ib/II study of HMPL-453 in combination with chemotherapies or toripalimab for advanced solid tumors in China in January 2022.

HMPL-295 – an investigative and highly selective small molecule inhibitor of ERK in the MAPK pathway with the potential to address intrinsic or acquired resistance from upstream mechanisms such as RAS-RAF-MEK

HMPL-295, a novel ERK inhibitor, is our tenth in-house discovered small molecule oncology drug candidate. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK pathway). This is our first of multiple candidates in discovery targeting the MAPK pathway. A China Phase I study of HMPL-295 as a monotherapy has been initiated in July 2021.

HMPL-653—CSF-1R inhibitor

HMPL-653 is a novel, highly selective, and potent CSF-1R inhibitor designed to target CSF-1R driven tumors as a monotherapy or in combination with other drugs. A China Phase I initiated in January 2022.

Discovery Research & Pre-clinical Development

We have built a drug discovery engine based in China, which has already produced a pipeline of 17 differentiated clinical and late pre-clinical stage drug candidates covering both novel and validated targets of which two are now marketed and one is under review for approval. We strive to create differentiated novel oncology and immunology treatments with global potential.  These include furthering both small molecule and biologic therapies which address aberrant genetic drivers and cancer cell metabolism; modulate tumor immune microenvironment; and target immune cell checkpoints.  We design drug candidates with profiles that enable them to be used in innovative combinations with other therapies, such as chemotherapy, immunotherapy and other targeted therapies in order to attack disease simultaneously through multiple modalities and pathways. We believe that this approach can significantly improve treatment outcomes for patients. In addition to our clinical-stage assets, we have another novel oncology drug candidate in late pre-clinical stage, namely HMPL-A83, targeting solid tumors and hematological malignancies.

Beyond these clinical and pre-clinical stage candidates, we continue to conduct research into discovering new types of drug candidates, including among others, small molecules addressing cancer-related apoptosis, cell signaling, epigenetics and protein translation; biologic drug candidates including bispecific antibodies; and novel technologies including antibody-drug conjugates and heterobifunctional small molecules.

Manufacturing

Our manufacturing facility in Suzhou complies with applicable GMP standards, providing supplies of our drug candidates for clinical trials and Elunate and Sulanda for commercial sale. We plan to continue to invest resources in the Suzhou facility, expanding the production team in phases. At the end of 2020, we commenced construction of a large-scale manufacturing plant for innovative drugs in Shanghai. The Shanghai factory will be our largest manufacturing facility, with a production capacity estimated to be five times that of our manufacturing plant in Suzhou.

The first phase will be primarily for small molecule production, while the second phase is expected to include expansion into large molecule production. The Shanghai factory is designed to increase our novel drug product manufacturing capacity by over five-fold, and we plan to complete the small molecule equipment installation in late 2022, with GMP compliance targeted for late 2023.

Currently, our commercial supplies of Elunate and Sulanda sold by our Oncology/Immunology operations are manufactured at our manufacturing facility in Suzhou, China. Our commercial supplies of Orpathys are outsourced and manufactured by a third-party manufacturer based in Shanghai, China. We have completed the manufacturing process studies for amdizalisib and sovleplenib in preparation for potential NDA submissions.

Other Ventures

In addition to our Oncology/Immunology operations, our Other Ventures include large-scale drug marketing and distribution platforms covering about 290 cities and towns in China with approximately 2,900 manufacturing and commercial personnel as of December 31, 2021.  Built over the past 20 years, it primarily focuses on prescription drug and consumer health products mainly through: (i) Shanghai Hutchison Pharmaceuticals, a non-consolidated joint venture with a commercial team of over 2,200 staff managing the medical detailing and marketing of a range of own-brand prescription drug products and (ii) Hutchison Sinopharm, a consolidated joint venture focused on providing commercial services for our own marketed drugs, as well as marketing third-party prescription drug products and our science-based infant nutrition products. Hutchison Baiyunshan, a former non-consolidated joint venture focused on the manufacturing, marketing and distribution of primarily own-brand OTC drugs, was also a part of our Other Ventures’ operations before its disposal in September 2021.

Net income attributable to our company from our Other Ventures totaled $41.5 million, $72.8 million and $142.9 million for the years ended December 31, 2019, 2020 and 2021, respectively, and are remitted to our group through dividend payments primarily from our non-consolidated joint ventures mentioned above.  In 2021, dividends of an aggregate amount of $103.0 million were declared from these joint ventures to our group, with aggregate dividends declared to our group since inception of over $400 million.

Our Clinical Pipeline

The following table summarizes the status of our clinical programs as of the date of the filing of this annual report:

Program	Investigational treatment	Disease	Target patient	Study name	Sites	Dose finding / safety run-in	Proof-of-concept	Registration
Savolitinib MET	**Savolitinib** + Tagrisso	NSCLC	2L/3L EGFRm; Tagrisso ref.; MET+	SAVANNAH	Global	*		
	Savolitinib + Tagrisso	NSCLC	2L/3L EGFRm; Tagrisso ref.; MET+	SAFFRON	Global	**		
	Savolitinib + Imfinzi (PD-L1)	Papillary RCC	MET+	SAMETA	Global			
	Savolitinib + Imfinzi (PD-L1)	Papillary RCC	All	CALYPSO	UK/Spain	***		
	Savolitinib + Imfinzi (PD-L1)	Clear cell RCC	VEGFR TKI refractory	CALYPSO	UK/Spain	***		
	Savolitinib	Gastric cancer	MET+	VIKTORY	S Korea	***		
	Savolitinib	NSCLC	MET Exon 14 skipping		China			Marketed
	Savolitinib + Tagrisso	NSCLC	Naive MET+ & EGFRm NSCLC	SANOVO	China			
	Savolitinib + Tagrisso	NSCLC	2L EGFR TKI ref. NSCLC; MET+	SACHI	China			
	Savolitinib	Gastric cancer	2L; MET+		China			
Surufatinib VEGFR 1/2/3; FGFR 1; CSF-1R	**Surufatinib**	NET	Refractory		US			NDA under review
	Surufatinib	NET	Refractory		EU			MMA under review
	Surufatinib	NET			JP	(Bridging)		
	Surufatinib + tislelizumab (PD-1)	Solid tumors			US/EU			
	Surufatinib	Pancreatic NET	All	SANET-p	China			Marketed
	Surufatinib	Non-Pancreatic NET	All	SANET-ep	China			Marketed
	Surufatinib + Tuoyi (PD-1)	NEC		SURTORI-01	China			
	Surufatinib + Tuoyi (PD-1)	ESCC			China			
	Surufatinib + Tuoyi (PD-1)	GC, SCLC			China			
	Surufatinib + Tuoyi (PD-1)	BTC, Sarcoma			China			
	Surufatinib + Tuoyi (PD-1)	TC, EMC, NSCLC			China			
Fruquintinib VEGFR 1/2/3	**Fruquintinib**	Colorectal cancer	Refractory	FRESCO-2	US/EU/JP			
	Fruquintinib	Breast cancer			US			
	Fruquintinib + tislelizumab (PD-1)	TN breast cancer, EMC			US			
	Fruquintinib + tislelizumab (PD-1)	Solid tumors			S Korea			
	Fruquintinib	Colorectal cancer	≥3L; chemotherapy refractory	FRESCO	China			Marketed
	Fruquintinib + Taxol	Gastric cancer	2L	FRUTIGA	China			
	Fruquintinib + Tyvyt (PD-1)	EMC			China			
	Fruquintinib + Tyvyt (PD-1)	CRC			China			
	Fruquintinib + Tyvyt (PD-1)	RCC, HCC			China			
	Fruquintinib + Tyvyt (PD-1)	GI tumors			China			
	Fruquintinib + tislelizumab (PD-1)	Solid tumors			China			
Amdizalisib (HMPL-689) PI3Kδ	**Amdizalisib**	Indolent NHL, PTCL			US/EU			
	Amdizalisib	Healthy volunteers			Australia			
	Amdizalisib	FL			China			
	Amdizalisib	MZL			China			
	Amdizalisib	MCL, DLBCL			China			
	Amdizalisib	CLL/SLL, HL			China			
Sovleplenib (HMPL-523) Syk	**Sovleplenib**	Indolent NHL			Australia			
	Sovleplenib	Indolent NHL			US/EU			
	Sovleplenib	ITP	All	ESLIM-01	China			
	Sovleplenib	B-cell malignancies	All		China			
	Sovleplenib	wAIHA	All		China	**		
Tazemetostat EZH2	**Tazemetostat** ****	FL	Relapsed/Refractory	SYMPHONY-1	China	**		
	Tazemetostat ****	FL	3L		China	** (Bridging)		
	Note: Tazemetostat developed by Epizyme. Approved in the U.S. for ES and FL as a monotherapy. HUTCHMED rights are for Greater China – bridging study being planned.							
HMPL-306 IDH 1/2	**HMPL-306**	Solid tumors			US/EU			
	HMPL-306	Heme. malignancies			US/EU			
	HMPL-306	Heme. malignancies			China			
HMPL-760 BTK, 3G	**HMPL-760**	B-Cell NHL			US/EU			
	HMPL-760	B-Cell NHL			China			
HMPL-453 FGFR 1/2/3	**HMPL-453**	IHCC			China			
	HMPL-453	Solid tumors	Multiple combos		China			
HMPL-295 ERK, MAPK pathway	**HMPL-295**	Solid tumors			China			
HMPL-653 CSF-1R	**HMPL-653**	Solid tumors, TGCT			China			

Global China

* Phase II registration-intent study subject to regulatory discussion; ** In planning;

*** Investigator-initiated trials (IIT); **** development in collaboration with Epizyme

Note:

NDA = New Drug Application; MAA = Marketing Authorization Application; MET = mesenchymal epithelial transition receptor; NSCLC = non-small cell lung cancer; EGFRm = epidermal growth factor receptor mutation; RCC = renal cell carcinoma; VEGFR = vascular endothelial growth factor receptor; TKI = tyrosine kinase inhibitor; FGFR 1 = fibroblast growth factor receptor 1; CSF-1R = colony stimulating factor-1 receptor; NET = neuroendocrine tumors; NEC = neuroendocrine carcinoma; ESCC = esophageal cancer; GC = gastric cancer; SCLC = small cell lung cancer; BTC = biliary tract cancer; TC = thyroid cancer; EMC = endometrial cancer; TN = triple negative; CRC = colorectal cancer; HCC = hepatocellular carcinoma; GI = gastrointestinal; PI3Kδ = Phosphatidylinositol-3-Kinase delta; NHL = Non-Hodgkin’s Lymphoma; PTCL = peripheral T-cell lymphoma; FL = follicular lymphoma; MZL = marginal zone lymphoma; MCL = mantle cell lymphoma; DLBCL = diffuse large B cell lymphoma; CLL/SLL = chronic lymphocytic leukemia/small lymphocytic lymphoma; HL = Hodgkin’s lymphoma; Syk = spleen tyrosine kinase; ITP = immune thrombocytopenic purpura; wAIHA = warm autoimmune hemolytic anemia; EZH2 = enhancer of zeste homolog 2; IHCC = intrahepatic cholangiocarcinoma; IDH ½ = isocitrate dehydrogenase 1/2; ERK = extracellular-signal-regulated kinase; MAPK pathway = RAS-RAF-MEK-ERK signaling cascade; BTK = Bruton’s tyrosine kinase; TGCT = Tenosynovial Giant Cell Tumors.

The following is a summary of the clinical pipeline for our drug candidates, many of which are being investigated against multiple indications.

1.	Savolitinib (HMPL-504), MET Inhibitor

Savolitinib is a potent and selective inhibitor of MET, an enzyme which has been shown to function abnormally in many types of solid tumors. We designed savolitinib to address human metabolite-related renal toxicity, the primary issue that halted development of several other selective MET inhibitors. In clinical studies to date, savolitinib has shown promising signs of clinical efficacy in patients with MET gene alterations in NSCLC, PRCC, CRC, gastric cancer and prostate cancer with an acceptable safety profile. In global partnership with AstraZeneca, savolitinib has been studied in over 1,500 patients to date, both as a monotherapy and in combinations. For more information regarding our partnership with AstraZeneca, see “—Overview of Our Collaborations—AstraZeneca.”

Mechanism of Action

MET is a signaling pathway that has specific roles in normal mammalian growth and development.  However, the MET pathway has also been shown to function abnormally in a range of different cancers, primarily through MET gene amplification, overexpression and gene mutations.  The aberrant activation of MET has been demonstrated to be highly correlated in many cancer indications, including kidney, lung, gastric, colorectal, esophageal and brain cancer.  It plays a major role in cancer pathogenesis (i.e., the development of the cancer), including tumor growth, survival, invasion, metastasis, the suppression of cell death as well as tumor angiogenesis.

MET also plays a role in drug resistance in many tumor types.  For instance, MET gene amplification has been found in NSCLC and CRC following anti-EGFR treatment, leading to drug resistance.  Furthermore, MET dysregulation is considered to play a role in the immunosuppression and pathogenesis of kidney cancer.

Savolitinib Research Background

First generation selective MET inhibitors previously discovered by multinational pharmaceutical companies had positive pre-clinical data that supported their high MET selectivity and pharmacokinetic and toxicity profiles, but did not progress very far due to kidney toxicity.  The issue appeared to be that certain metabolites of earlier compounds had dramatically reduced solubility and appeared to crystalize in the kidney, resulting in obstructive toxicity.  With this understanding, we designed our compound, savolitinib (also known as AZD6094 and HMPL-504, formerly known as volitinib), differently while preserving high MET inhibition properties across multiple types of MET aberrations.  Savolitinib has not shown any renal toxicity to date and does not appear to carry the same metabolite problems as the earlier selective MET compounds based on studies in over 1,500 patients conducted by AstraZeneca in global partnership with the company.

Savolitinib Pre-clinical Evidence

In pre-clinical trials, savolitinib demonstrated strong in vitro activity against MET, affecting its downstream signaling targets and thus blocking the related cellular functions effectively, including proliferation, migration, invasion, scattering and the secretion of VEGF that plays a pivotal role in tumor angiogenesis.

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

The data above suggest that (i) savolitinib has potent activity against tumor cell lines with MET gene amplification in the absence of hepatocyte growth factor, or HGF, indicating that there is HGF-independent MET activation in these cells; (ii) savolitinib has potent activity in tumor cell lines with MET overexpressed, but only in the presence of HGF, indicating HGF-dependent MET activation; and (iii) savolitinib has no activity in tumor cell lines with low MET overexpression/gene amplification, suggesting that savolitinib has strong kinase selectivity.

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

Current and Recent Clinical Trials of Savolitinib in NSCLC

Treatment	Sponsors/Partners	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	HUTCHMED	MET exon	China	II	Approved	NCT02897479
		14 skipping alterations		Registration	and launched
Savolitinib monotherapy	HUTCHMED	MET exon	China	III	Ongoing	NCT04923945
		14 skipping alterations		Confirmatory

Savolitinib + Tagrisso	AstraZeneca and	SAVANNAH: 2L/3L	Global	II	Ongoing. Data has	NCT03778229
	HUTCHMED	EGFRm+; Tagrisso		Registration-	supported progression
		refractory; MET+		intent	into Phase IIIs
Savolitinib + Tagrisso	AstraZeneca and	SAFFRON:2L/3L EGFRm+;	Global	III	In planning,	NCT05261399
	HUTCHMED	Tagrisso refractory;			Intend to initiate in
		MET+			mid-2022
Savolitinib + Tagrisso	AstraZeneca and	SACHI: 2L EGFR TKI	China	III	Ongoing	NCT05015608
	HUTCHMED	refractory NSCLC;
MET+
Savolitinib + Tagrisso	AstraZeneca and	SANOVO: Naïve	China	III	Ongoing	NCT05009836
	HUTCHMED	patients with EGFRm
& MET+

Notes:     Global = more than two countries; 2L = second line; 3L = third line; and refractory = resistant to prior treatment.

Savolitinib Monotherapy

More than one third of the world’s lung cancer patients are in China and, among those with NSCLC, approximately 2-3% have tumors with MET exon 14 skipping alterations, representing an approximate incidence of 13,000 new patients per year in China. Importantly also, MET plays a role in multiple other solid tumors, with an estimated total incidence of 120,000 new patients per year in China.

Phase II study of savolitinib monotherapy in NSCLC patients with MET exon 14 alteration (Status: Approved and launched; NCT02897479).

We have completed a 70-patient Phase II registration-intent study in China of savolitinib as a monotherapy for MET exon 14 skipping NSCLC patients who have progressed following prior systemic therapy, or unable to receive chemotherapy.

At the ASCO annual meeting in June 2020, we presented interim data on 70 treated patients, of which 61 patients were efficacy evaluable at the data cut-off date of March 31, 2020.  The overall data were encouraging, with efficacy in line with other selective MET inhibitors, despite the inclusion of patients with a more aggressive subtype (36% with pulmonary sarcomatoid carcinoma) and with tolerable safety.  Efficacy measurements included the objective response rate, or ORR, (the percentage of patients in the study who show either partial response (tumor measurement reduction of greater than 30%) or complete response), disease control rate, median progression-free survival or PFS and median OS.

At subsequent data cut-off date of August 3, 2020, in the 61 evaluable patients, ORR was 49.2% and disease control rate was 93.4%.  Median duration of response was 8.3 months (95% confidence interval: 5.3-16.6).  In the full analysis set of 70 patients, median PFS was 6.8 months (95% confidence interval: 4.2-9.6).  Median OS was 12.5 months (95% confidence interval: 10.5-23.6).  A 95% confidence interval means that there is a 95% chance that the results will be within the stated range. CTC grade 3 or above TEAEs, with greater than 5% incidence related to savolitinib treatment were peripheral edema (9%), increased aspartate aminotransferase (13%) and increased alanine aminotransferase (10%).  Clinical data demonstrated an acceptable safety profile with an adverse events-related discontinuations rate of 14.3%.

Results from this study were published in The Lancet Respiratory Medicine and formed the basis for an NDA filing, which was approved by the NMPA in June 2021.  The approval is conditional upon successful completion of a Phase III confirmatory study in the same patient population, which is expected to enroll approximately 160 patients from about 40 sites.

Phase II Study of Savolitinib Monotherapy Showing Effect in MET Exon 14 Alteration NSCLC Patients

Notes:	N = number of patients; ORR = objective response rate; DCR = disease control rate; and CI = confidence interval.
Source:

Lu S, Fang J et al. Phase II study of savolitinib in patients (pts) with pulmonary sarcomatoid carcinoma (PSC) and other types of non-small cell lung cancer (NSCLC) harboring MET exon 14 skipping mutations (METex14+). Journal of Clinical Oncology 2020 38:15_suppl, 9519-9519.

Savolitinib and Tagrisso Combination

In 2015, AstraZeneca received FDA approval for Tagrisso, its drug for the treatment of T790M+ EGFRm+, TKI-resistant NSCLC.  A drug with this type of activity is known as a third-generation EGFR inhibitor. In 2018, Tagrisso’s label was expanded to include previously untreated patients with EGFRm+ NSCLC. In December 2020, Tagrisso’s label was further expanded to include adjuvant therapy after tumor resection in EGFRm+ NSCLC patients.  Tagrisso has been established as a new standard of care in the treatment of EGFRm+ NSCLC and has now been approved in over 80 countries.  Understanding the mechanism of acquired resistance following Tagrisso treatment is a key clinical question to inform the next treatment choice.  A portion of EGFRm+ TKI-resistant patients and a portion of T790M+ EGFRm+ TKI-resistant patients progress because of MET gene amplification.

At the ESMO Congress in 2018, AstraZeneca presented the first results on the acquired resistance spectrum detected in patient plasma samples after progression in the first-line (FLAURA) and second-line T790M (AURA3) Phase III studies.  MET amplification was among the most frequent mechanisms of acquired resistance to Tagrisso, with 15% of patients in the FLAURA study and 19% of patients in the AURA3 study exhibiting MET amplification after treatment with Tagrisso.  Ongoing research with tissue (biopsy) samples will further elucidate the incidence of MET and other mechanisms in the development of resistance to EGFR inhibitors.

Data presented in June 2017 at the ASCO by the Harvard Medical School and Massachusetts General Hospital Cancer Center showed that about 30% (7/23 patients) of Tagrisso-resistant third-line NSCLC patients harbored MET gene amplification based on analysis of tissue samples.  This third-line patient population was generally heavily pre-treated and highly complex from a molecular analysis standpoint, with the study showing that more than half of the MET gene amplification patients also harbored additional genetic alterations, including EGFR gene amplification and K-Ras mutations.

As discussed in more detail below, we and AstraZeneca are studying savolitinib in combination with Tagrisso as a treatment choice for patients who have developed a resistance to TKI (primarily Tagrisso). The acceptance and uptake of Tagrisso indicates that the market potential for savolitinib in Tagrisso-resistant, NSCLC could be material.

TATTON study: Phase Ib/II expansion studies of savolitinib in combination with Tagrisso in NSCLC EGFRm+ inhibitor refractory patients (Status: complete; NCT02143466).

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

As of data cut-off on March 4, 2020, a total of over 220 patients had received the savolitinib plus the Tagrisso combination treatment across six TATTON treatment arms, Parts A, B1, B2, B3, C and D.  Final analysis for the B and D parts of the study were most recently presented at the 2020 WCLC Worldwide Virtual Event held in January 2021, and interim data (data cut-off on March 29, 2019) were previously published in The Lancet Oncology in February 2020.  As summarized below, the combination demonstrated an encouraging anti-tumor activity and an acceptable risk-benefit profile, regardless of dose.

First and second-generation EGFRm+ inhibitor refractory patients with acquired resistance driven by MET amplification

TATTON Part B2 tested patients who were T790M negative with no prior third-generation EGFR TKI treatment.  Of the 51 patients who received treatment (48 efficacy evaluable), 33 patients had confirmed responses (65% of treated patients; 69% of evaluable patients) with 45 patients experiencing disease control (88% of treated patients; 94% of evaluable patients).  The median PFS was 9.1 months (95% confidence interval: 5.5-12.8 months).  Pooled CTC grade 3 or above TEAEs in Part B of the study with greater than 5% incidence independent of causality were decreased neutrophil count (7%), increased aspartate aminotransferase (6%), increased alanine aminotransferase (5%), and pneumonia (5%).

TATTON Part B3 tested patients who were T790M positive with no prior third-generation EGFR TKI treatment.  Of the 18 patients who received treatment, 12 patients had confirmed responses (67%) with 18 patients experiencing disease control (100%).  The median PFS was 11.1 months (95% confidence interval: 4.1 months – 22.1 months).

In late 2017, the TATTON Part D study was initiated to study Tagrisso combined with a lower savolitinib dose (300 mg once daily) in the context of maximizing long-term tolerability of the combination for patients who could be in poor condition and/or on the combination for long periods of time.  Of the 42 patients who received treatment (40 efficacy evaluable), 26 patients had confirmed responses (62% of all patients; 65% of evaluable patients) with 39 patients experiencing disease control (93% of all patients; 98% of evaluable patients).  The median PFS was 9.0 months (95% confidence interval: 5.6-12.7 months).  CTC grade 3 or above TEAEs in Part D of the study with greater than 5% incidence independent of causality were pneumonia (10%), drug hypersensitivity (7%), pulmonary embolism (5%), diarrhea (5%), myalgia (5%) and generalized edema (5%).  Overall the combination regimen of savolitinib 300 mg and Tagrisso was tolerable.  In Part D of the study, there was lower incidence of grade ≥ 3 AEs and SAEs as compared to Part B.  The TATTON Part D study demonstrated that a lower dose did not impair clinical efficacy, while maintaining a better tolerability profile.  The results led to the selection of the 300 mg savolitinib plus 80 mg Tagrisso combination dose for the SAVANNAH study, and two additional cohorts of savolitinib 300 mg twice daily dose (BID) and 600 mg once daily dose (QD) plus 80 mg Tagrisso combination doses are recruiting, as discussed below.

Tagrisso or another experimental third-generation EGFRm TKI refractory patients with acquired resistance driven by MET amplification

The TATTON Part B1 study also enrolled NSCLC patients that had progressed after treatment with a third-generation EGFR inhibitor as a result of MET gene amplification acquired resistance.  These patients were recruited prior to the April 2018 FDA approval of Tagrisso as a first-line treatment and the January 2019 update to the National Comprehensive Cancer Network guidelines that state that Tagrisso is the preferred first-line treatment for patients with EGFR mutation regardless of pre-treatment T790M mutation status.

Savolitinib in combination with Tagrisso from the TATTON Part B1 study showed promising data.  Of the 69 patients that had progressed on Tagrisso monotherapy and harbored MET amplification (60 patients were efficacy evaluable), there were 23 patients with confirmed responses (33% of all patients; 38% of evaluable patients) with 52 patients experiencing disease control (75% of all patients; 87% of evaluable patients).  The median PFS was 5.5 months (95% confidence interval: 4.1-7.7 months).

The savolitinib and Tagrisso combination is being studied in second line setting as one of several treatment arms in the ORCHARD study. ORCHARD is a global, phase II, open-label, multi-centre, biomarker-directed platform study in adult patients with locally advanced/metastatic EGFRm NSCLC whose disease has progressed on first-line Tagrisso monotherapy.  Initial results from interim analysis demonstrated preliminary activities of this combination in Tagrisso refractory patients. Of the 20 patients enrolled, 17 were evaluable for confirmed response analysis at data cut-off, with an ORR of 41% (7/17). Safety profile was consistent with the known profiles of Tagrisso and savolitinib, and no new safety signals were identified.

Savolitinib plus Tagrisso combination showing effect in EGFR refractory patients who are either Tagrisso refractory (ORCHARD, TATTON Part B1) or Tagrisso naïve (TATTON Parts B2, B3, D)

Notes:

[1] Data cut-off as of January 21, 2021; [2] Data cut-off as of March 4, 2020; [3] Most patients were enrolled to Part B1, B2, B3 on 600 mg savolitinib, prior to weight-based dosing implementation, but following a protocol amendment in response to a safety signal of hypersensitivity, the final 21 patients enrolled in Part B were dosed with savolitinib by body weight as follows: patients who weighed ≤55 kg (n=8) received 300 mg daily and those weighing >55 kg (n=13) received 600 mg daily; Best response data are for patients who had an opportunity to have two follow-up scans;

           * 80% CI; CI = confidence interval; n = number of patients; 2L = second line; 2L+ = second line above; NR = not reached; ORR = objective response rate; DoR = duration of response; PFS = progression free survival; and EGFR-TKI = epidermal growth factor receptor tyrosine kinase; neg. = negative; pos. = positive

Source:  [1] Yu H.A. et al.  “ORCHARD osimertinib + savolitinib interim analysis: A biomarker-directed phase II platform study in patients (pts) with advanced non-small cell lung cancer (NSCLC) whose disease has progressed on first-line (1L) osimertinib” Presented at the 2021 European Society for Medical Oncology (ESMO) Virtual Congress on September 13, 2021. Presentation #1239P.

[2] Han JY, Sequist LV, Ahn MJ, et al. Osimertinib + savolitinib in patients with EGFRm MET-amplified/overexpressed NSCLC: Phase Ib TATTON Parts B and D final analysis. Poster presented at: 2021 World Conference on Lung Cancer Singapore; January 28-21, 2021; Virtual. https://bit.ly/3cl7QRE

SAVANNAH study: Phase II study of savolitinib in combination with Tagrisso in NSCLC Tagrisso-refractory EGFRm+ patients (Status: ongoing; NCT03778229).

Based on the encouraging results of the multiple TATTON studies, we and AstraZeneca have initiated a global Phase II study of savolitinib in combination with Tagrisso in EGFRm+ NSCLC patients with MET gene amplification who have progressed following first or second-line Tagrisso therapy.  The SAVANNAH study is a single-arm study in North and South America, Europe and Asia. We plan to submit results for presentation at a scientific conference in 2022. In addition to the global Phase III currently under preparation to commence enrollment in mid-2022, we continue to evaluate the possibility of using the SAVANNAH study as the basis for U.S. accelerated approval.

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

Source:   HUTCHMED.

SANOVO study: China Phase III study of combination with Targrisso in naïve NSCLC patients with EGFR mutant and MET positive (Status: ongoing; NCT05009836).

We have initiated SANOVO, a China Phase III study of savolitinib in combination with AstraZeneca’s third-generation, irreversible epidermal growth factor receptor TKI, Targrisso as a first-line treatment in certain NSCLC patients whose tumors harbor EGFR mutations and overexpress MET. The Phase III trial is a blinded, randomized, controlled study in previously untreated patients with locally advanced or metastatic NSCLC with activating EGFR mutations and MET overexpression. The study will evaluate Targrisso in combination with savolitinib comparing to Targrisso alone, a standard of care treatment option for these patients.  The primary endpoint of the study is median progression free survival as assessed by investigators. Other endpoints include median progression-free survival assessed by an independent review committee, median overall survival, ORR, duration of response, disease control rate, time to response and safety. The first patient was dosed in September 2021.

SACHI study: China Phase III study of combination with Targrisso in 2L EGFR TKI refractory, MET amplified NSCLC patients (Status: ongoing; NCT05015608).

We have initiated SACHI, a China Phase III study of savolitinib in combination with Tagrisso.  The Phase III trial is a multi-center, open-label, randomized, controlled study in patients with locally advanced or metastatic EGFR mutation-positive NSCLC with MET amplification after disease progression on EGFR inhibitor therapy. The study will evaluate the efficacy and safety of savolitinib in combination with Tagrisso, compared to platinum-based doublet-chemotherapy (pemetrexed plus cisplatin or carboplatin), the standard of care treatment option in this setting. The primary endpoint of the study is median PFS as assessed by investigators. Other endpoints include median PFS assessed by an independent review committee, median overall survival, ORR, duration of response, disease control rate, time to response, and safety. The first patient was dosed in November 2021.

Kidney Cancer

The table below shows a summary of the clinical trials that we have recently completed or are underway for savolitinib in kidney cancer patients.

Current and Recent Clinical Trials of Savolitinib in Kidney Cancer

Treatment	Sponsors/Partners	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + Imfinzi	AstraZeneca and HUTCHMED	SAMETA: MET-driven, unresectable and locally advanced or metastatic PRCC	Global	III	Ongoing	NCT05043090
Savolitinib + Imfinzi	Queen Mary University of London, Vall d’Hebron Institute of Oncology, AstraZeneca	CALYPSO: PRCC	U.K./Spain	II	Data updated at ASCO 2021	NCT02819596
Savolitinib + Imfinzi	Queen Mary University of London, Vall d’Hebron Institute of Oncology, AstraZeneca	CALYPSO: Clear cell RCC; VEGFR TKI refractory	U.K./Spain	II	Ongoing	NCT02819596

Notes:    PRCC = papillary renal cell carcinoma; RCC = renal cell carcinoma; VEGFR TKI refractory = resistant to prior VEGFR tyrosine kinase inhibitor treatment; Global = more than two countries; PFS = progression-free survival; and MET = mesenchymal epithelial transition receptor.

MET is a key genetic driver in RCC, and emerging evidence suggests that combining immunotherapies with a MET inhibitor could enhance anti-tumor activity. PRCC is a subtype of kidney cancer, representing about 15% of patients, with no treatments approved for patients with tumors that harbor MET-driven alterations.

During an Australian Phase I study, our investigators noted positive outcomes among PRCC patients with a strong correlation to MET gene amplification status.  Out of a total of eight PRCC patients in our Australia Phase I study who were treated with various doses of savolitinib, three achieved confirmed partial responses.  A further three of these eight PRCC patients achieved stable disease, which means patients without partial response but with a tumor measurement increase of less than 20%.  This aggregate ORR of 38% was very encouraging for PRCC, which has no effective approved treatments.  These responses were also durable as demonstrated by a patient who has been on the therapy for over 30 months and had tumor measurement reduction of greater than 85%.  Importantly, the level of tumor response among these PRCC patients correlated closely with the level of MET gene amplification.  The patients with consistent MET gene amplification across the whole tumor responded most to savolitinib, and with those patients with the highest level of MET gene amplification responding most to the treatment.

Savolitinib and Immunotherapy Combinations

Immunotherapy combinations are rapidly changing the treatment landscape in kidney cancer.  Immune checkpoints such as PD-L1 are sometimes used by cancer cells to avoid being attacked by the immune system.  As such, drugs that target these checkpoints are being developed or marketed as cancer treatments.  Imfinzi is an anti-PD-L1 antibody owned by AstraZeneca.  Anti-PD-L1 antibodies have been associated with clinical benefits in metastatic RCC, and MET dysregulation has been considered to play an important role in PRCC pathogenesis (including in our savolitinib Phase I and Phase II monotherapy studies) and is a mechanism of resistance against kinase inhibitors in clear cell RCC.  Moreover, it is believed that the MET signaling pathway has a complex interplay with the immune system, including correlation with PD-L1 expression, immune suppression through angiogenesis and many other facets of the immune system.  Our CALYPSO study discussed below aims to explore and potentially confirm this interplay.

CALYPSO study: Phase II study of savolitinib in combination with Imfinzi in both PRCC and clear cell RCC patients (Status: dose expansion ongoing; NCT02819596).

The CALYPSO study is an investigator-initiated open-label Phase II study of savolitinib in combination with Imfinzi.  The study is evaluating the safety and efficacy of the savolitinib and Imfinzi combination in both PRCC and clear cell RCC patients at sites in the U.K. and Spain.

Interim results of the PRCC cohort of the CALYPSO study were most recently presented at the 2021 ASCO annual meeting and showed encouraging efficacy across all patients, both MET+ and MET-. In the 41 patients who were selected regardless of PD-L1 or MET status, ORR was 29% (12/41), while median PFS was 4.9 months (95% confidence interval: 2.5-10.0 months). Median OS was 14.1 months (95% confidence interval: 7.3-30.7 months). For the 14 patients whose tumors are MET-driven, ORR was 57% (8/14), median PFS was 10.5 months (95% confidence interval: 2.9-15.7), and median OS was 27.4 months (95% confidence interval: 7.3-NR). Tolerability was consistent with established single agent safety profiles. In the analysis previously presented at ASCO’s Genitourinary Cancers Symposium in 2020, there were 13 treatment related CTC grade 3 or above TEAEs that occurred in more than three patients, with edema (10%), nausea (5%) and transaminitis (5%) being most frequent. We and AstraZeneca continue to explore development of the savolitinib-Imfinzi combination in PRCC patients.

SAMETA study: Phase III in combination with Imfinzi PD-L1 inhibitor in MET-driven, unresectable and locally advanced or metastatic PRCC (Status: ongoing; NCT05043090)

The Phase III trial is an open-label, randomized, controlled study in treatment-naïve patients with MET-driven, unresectable and locally advanced or metastatic PRCC, to evaluate the efficacy and safety of savolitinib in combination with Imfinzi compared to single agent Imfinzi or single agent Sutent, an oral multi-kinase inhibitor considered as the standard of care treatment option in PRCC. The primary endpoint of the study is median PFS. Other endpoints include median OS, ORR, duration of response, 6-months and 12-months DCR, time to second progression, safety, pharmacokinetics and quality of life. The first patient was dosed in October 2021.

Gastric Cancer

The table below shows a summary of our clinical trial for savolitinib in gastric cancer patients.

Clinical Trials of Savolitinib in Gastric Cancer

Treatment	Sponsors/Partners	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	HUTCHMED and Samsung Medical Center	VIKTORY: Gastric cancer (MET amplification)	China / South Korea	Ib/II	Completed. Support decision to progress into Phase II registration intent study	NCT01985555/ NCT02449551
Savolitinib monotherapy	HUTCHMED	2L+ gastric cancer with MET amplification	China	II registration intent	Ongoing	NCT04923932

Phase Ib/II study of savolitinib monotherapy in MET amplified gastric cancer in China (Status: completed; NCT01985555)

Preliminary results of the China study were presented at the 2017 Chinese Society of Clinical Oncology, or CSCO, for the efficacy evaluable MET gene amplified patients. Based on confirmed and unconfirmed partial responses, the ORR was 43% (3/7) and disease control rate was 86% (6/7), with ORR of 14% (3/22) and disease control rate of 41% (9/22) among the overall efficacy evaluable aberrant MET set of patients with MET amplification (n=7) and MET overexpression (n=15). As of the data cut-off, the longest duration of treatment was in excess of two years. Savolitinib monotherapy was determined to be safe and well tolerated in patients with advanced gastric cancer. CTC grade 3 or above TEAEs with greater than 5% incidence included abnormal hepatic function in 13% (4/31), gastrointestinal bleeding or decreased appetite in 10% (3/31 each), and diarrhea or gastrointestinal perforation in 6% (2/31 each). This China study concluded that savolitinib monotherapy demonstrated promising anti-tumor efficacy in gastric cancer patients with MET gene amplification and that the potential benefit to these patients warranted further exploration, with enrollment continuing.

VIKTORY Phase II study of savolitinib in MET amplified gastric cancer in South Korea (Status: completed; NCT02449551)

The VIKTORY study is a biomarker-based, Phase II umbrella trial in gastric cancer conducted by the Samsung Medical Center in South Korea. Patients were allocated to one of 12 biomarker-driven arms, based on a master screening protocol with tissue-based molecular analyses. Patients that tested positive for MET amplification or overexpression were treated with either savolitinib monotherapy or a combination of savolitinib and Taxotere. A total of 715 gastric cancer patients were successfully sequenced and MET amplification was observed in 3.5% of these patients (25/715). Of the 10 associated clinical trials under the VIKTORY umbrella, the highest ORR was observed in the MET amplification arm in patients treated with savolitinib monotherapy, which reported an ORR of 50% (10/20, 95% confidence interval: 28.0-71.9) and met pre-specified 6-week PFS rates. While the savolitinib and Taxotere combination was well tolerated, the VIKTORY study investigators decided to stop enrollment in the two combination cohorts in order to direct patients to the savolitinib monotherapy arm of the VIKTORY study as discussed above.

The VIKTORY study investigators have concluded that encouraging clinical efficacy of savolitinib in MET-amplified gastric cancer warrants further study.

Phase II study of savolitinib with potential for registration intent in 2L+ gastric cancer with MET amplification (Status: ongoing; NCT04923932)

This Phase II registration-intent study is a two-stage and single-arm study to evaluate the efficacy, safety and pharmacokinetics of savolitinib in locally advanced or metastatic GC or GEJ patients whose disease progressed after at least one line of standard therapy. The primary endpoint is ORR as assessed by an independent review committee. Other endpoints include 12-week and 6-month progression-free survival rates, median progression-free survival, duration of response, disease control rate, median overall survival, safety, pharmacokinetics and quality of life.  The first patient was dosed in July 2021.  Subject to the results of the first stage of this study, we will discuss with the CDE of NMPA the appropriate approach and necessary criteria for registration.

Partnership with AstraZeneca

In December 2011, we entered into a global licensing, co-development, and commercialization agreement for savolitinib with AstraZeneca. As noted above, given the complexity of many of the signal transduction pathways and resistance mechanisms in oncology, the industry is increasingly studying combinations of targeted therapies (TKI, monoclonal antibodies and immunotherapies) and chemotherapy as potentially the best approach to treating this complex and constantly mutating disease. Based on savolitinib’s clinical progress as a highly selective MET inhibitor in a number of cancers, in August 2016, December 2020 and November 2021, we and AstraZeneca amended our global licensing, co-development, and commercialization agreement for savolitinib. We believe that AstraZeneca’s portfolio of proprietary targeted therapies is well suited to be used in combinations with savolitinib, and we are studying combinations with Tagrisso (EGFRm+, T790M+) and Imfinzi (PD-L1). These combinations of multiple global first-in-class compounds are difficult to replicate, and we believe represent a significant opportunity for us and AstraZeneca. For more information regarding our partnership with AstraZeneca, see “—Overview of Our Collaborations—AstraZeneca.”

2.     Surufatinib (HMPL-012), VEGFR 1, 2 and 3, FGFR1 and CSF-1R Inhibitor

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, both of which have been shown to be involved in tumor angiogenesis, and CSF-1R, which plays a key role in regulating tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib has been studied in clinical trials with around 1,200 patients to date, both as a monotherapy and in combinations, and is approved in China. We currently retain all rights to surufatinib worldwide.

Initial approvals for surufatinib in China are for the treatment of advanced NET patients. NETs present in the body’s organ system with fragmented epidemiology.  Surufatinib’s ability to inhibit angiogenesis, block the accumulation of tumor associated macrophages and promote infiltration of effector T cells into tumors could help improve the anti-tumor activity of PD-1 antibodies. Several combination studies with PD-1 antibodies have shown promising data.

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

Surufatinib Clinical Trials

We currently have various clinical trials of surufatinib as a monotherapy and in combination with checkpoint inhibitors ongoing or expected to begin in the near term.

Neuroendocrine Tumors

Neuroendocrine tumors begin in the specialized cells of the body’s neuroendocrine system.  Cells have traits of both hormone-producing endocrine cells and nerve cells.  Neuroendocrine tumors are found throughout the body’s organ system and have complex and fragmented epidemiology with about 65-75% of NETs originating in the gastrointestinal tract and pancreas, 25-35% in the lung or bronchus, and a further 20-30% in other organs or unknown origins.

In China, there are an estimated approximately 34,000 new patients of advanced NETs per year and were potentially over 300,000 patients living with NET in China in 2021.

NETs can be functional, releasing hormones and peptides that cause symptoms like diarrhea and flushing, or non-functional with no symptoms.  Early-stage NETs, which are often functional, can be treated with somatostatin analogue subcutaneous injections, which are approved and reimbursed in China and alleviate symptoms and slow NET growth, but have limited tumor reduction efficacy.

Advanced NETs grow more quickly.  In China, Sutent is approved in pancreatic NET while Afinitor, an mTOR inhibitor, is approved in non-functional NETs in the pancreas, lung and gastrointestinal tract.  These approvals, however, cover only about half of advanced neuroendocrine tumor patients.

The table below shows a summary of the clinical trials that we have completed or are in planning for surufatinib in neuroendocrine cancer patients. Our Phase Ib study in planning for the U.S. and Europe will also include expansion cohorts to explore surufatinib in patients with BTC and sarcoma.

Clinical Trials of Surufatinib in NETs

Treatment	Sponsors/Partners	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	HUTCHMED	SANET-ep: Non-pancreatic NET	China	III	Approved and launched	NCT02588170
Surufatinib monotherapy	HUTCHMED	SANET-p: Pancreatic NET	China	III	Approved and launched; subgroup analysis presented at ASCO 2021	NCT02589821
Surufatinib monotherapy(1)	HUTCHMED	NETs	U.S.	Ib	FDA accepted NDA (June 2021); updated Ib data presented at ASCO 2021	NCT02549937
Surufatinib monotherapy	HUTCHMED	NETs	Europe	II	EMA accepted MAA (July 2021)	NCT04579679
Surufatinib monotherapy	HUTCHMED	NETs	Japan	Bridging	Ongoing. Reg-enabling study	NCT05077384

Notes:(1)FDA granted surufatinib orphan drug designation for the treatment of pancreatic NETs in November 2019 and fast track designation for our pancreatic and non-pancreatic NET development programs in April 2020.

NET = neuroendocrine tumor.

SANET-ep study: Phase III study of surufatinib monotherapy in non-pancreatic NETs (Status: completed and product launched in China; NCT02588170)

In 2015, we initiated the SANET-ep study, which is a Phase III study in China in patients with grade 1 and 2 advanced non-pancreatic NETs. In this study, patients were randomized at a 2:1 ratio to receive either an oral dose of 300 mg of surufatinib or a placebo once daily on a 28-day treatment cycle. The primary endpoint was PFS, with secondary endpoints including ORR, disease control rate, time to response, duration of response, OS, safety and tolerability.

A 198-patient interim analysis was conducted on SANET-ep in mid-2019, leading the independent data monitoring committee, or IDMC, to determine that it had met the pre-defined primary endpoint of PFS and should be stopped early. The positive results of this trial were highlighted in an oral presentation at the 2019 European Society for Medical Oncology Congress, and subsequently published in The Lancet Oncology in September 2020. Median PFS per investigator assessment was 9.2 months for patients treated with surufatinib, as compared to 3.8 months for patients in the placebo group (HR 0.334; 95% CI: 0.223, 0.499; p<0.0001). Efficacy was also supported by a blinded independent image review committee assessment. Surufatinib was well-tolerated in this study and the safety profile was consistent with observations in prior clinical studies. CTC grade 3 or above TEAEs in this study with greater than 5% incidence were hypertension (36%), proteinuria (19%) and anemia (7%).

SANET-ep Clearly Succeeded in Meeting Primary Endpoint of PFS

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

In late 2020, surufatinib was granted approval for drug registration by the NMPA for the treatment of non-pancreatic NET and launched in mid-January 2021 within three weeks of approval.  We believe the benefits of surufatinib as a monotherapy to patients with non-pancreatic NETs in China could be significant as compared to the minimal treatment alternatives currently available to them.

SANET-p study: Phase III study of surufatinib monotherapy in pancreatic NETs (Status: completed and product launched in China for treatment of pancreatic NETs; NCT02589821)

In 2016, we initiated the SANET-p study, which is a Phase III study in China in patients with low- or intermediate-grade, advanced pancreatic NETs.  In this study, patients are randomized at a 2:1 ratio to receive either an oral dose of 300 mg of surufatinib or a placebo once daily on a 28-day treatment cycle.  The primary endpoint is PFS, with secondary endpoints including ORR, disease control rate, time to response, duration of response, OS, safety and tolerability.

In early 2020, an interim analysis was conducted on SANET-p, leading the IDMC to recommend that the study stop early as the pre-defined primary endpoint of PFS had already been met.  Investigator-assessed median PFS was 10.9 months for patients treated with surufatinib, as compared to 3.7 months for patients in the placebo group (HR 0.491; 95% CI: 0.319-0.755; p=0.0011). ORRs were 19.2% for the efficacy evaluable patients in the surufatinib group versus 1.9% for the placebo group, with a DCR of 80.8% versus 66.0%, respectively. Most patients in the trial had Grade 2 disease with heavy tumor burden, including liver metastasis and multiple organ involvement. Efficacy was also supported by blinded independent image review committee assessment, with a median PFS of 13.9 months for surufatinib as compared to 4.6 months for placebo (HR 0.339; 95% CI 0.209-0.549; p<0.0001). The safety profile of surufatinib was manageable and consistent with observations in prior studies. Treatment was well tolerated for most patients, with discontinuation rates as a result of TEAEs of 10.6% in the surufatinib group as compared to 6.8% in the placebo group. CTC grade 3 or above TEAEs in this study with greater than 5% incidence were hypertension (38%), proteinuria (10%) and hypertriglyceridemia (7%).

SANET-p Clearly Succeeded in Meeting Primary Endpoint of PFS

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

Surufatinib was granted approval for drug registration by the NMPA for the treatment of advanced pancreatic NET and launched in June 2021. We believe the benefits of surufatinib as a monotherapy to patients with pancreatic NETs in China could be significant as compared to the alternatives currently available to them. We believe that surufatinib is currently the only approved targeted therapy that can address and treat all subtypes of NETs.

Global development of surufatinib in NET: U.S. NDA and EU MAA under review

The U.S. NDA and EU MAA are supported by data from two positive Phase III studies of surufatinib in patients with pancreatic and extra-pancreatic NET in China (SANET-p and SANET-ep both previously reported in The Lancet Oncology), and a surufatinib Phase Ib study conducted in U.S. NET patients (N=107 for safety and N=67 for efficacy).

In June 2021, the U.S. FDA accepted our filing of the NDA for surufatinib for the treatment of pancreatic and extra-pancreatic (non-pancreatic) NETs.  Surufatinib received fast track designation in April 2020 for the treatment of pancreatic and extra-pancreatic NET.  Orphan Drug Designation for pancreatic NET was also granted in November 2019. In addition, we have initiated an expanded access program in the United States for compassionate use by patients with NET with limited therapeutic options.  Regulatory clearance of this program has been granted by the U.S. FDA and this program is open for site activation.

U.S. FDA NDA review, as well as the clinical site inspections and pre-approval inspections of our manufacturing facilities, are ongoing. The PDUFA goal date for the FDA’s completion of review is April 30, 2022. Timing of completion of the NDA review is subject to FDA scheduling limitations which are contingent on COVID–19 travel restrictions and security requirements for foreign visitors. Remaining inspections must be completed before regulatory action can be taken.

We have also submitted the EMA MAA for surufatinib, which was validated and accepted in July 2021, for the treatment of both pancreatic and non-pancreatic NET.  The 120-day assessment has been completed, and we are now entering the later stages of MAA review.  In addition, we initiated a registration-enabling bridging study in NET patients in Japan in September 2021.

Phase Ib study of surufatinib monotherapy in heavily pretreated progressive NETs (Status: ongoing; NCT02549937)

We are conducting a multi-center, open-label, Phase Ib clinical study to evaluate the safety, tolerability and pharmacokinetics of surufatinib in U.S. patients, which has established the U.S. recommended Phase II dose, or RP2D, to be 300 mg, the same as that in China.  At the 2021 ASCO annual meeting, preliminary data presented from the two NET cohorts in the ongoing U.S. Phase Ib trial for surufatinib demonstrated efficacy comparable to China data in heavily pretreated patients, including Afinitor and Sutent, with pancreatic or non-pancreatic NETs.  The safety profile was also consistent with the larger pool of surufatinib safety data. As of June 30, 2020, 16 patients with pancreatic NET were treated for a median of 8.5 months (range 2-23) and 16 patients with non-pancreatic NET were treated for a median of 8 months (range of 2-15). All 32 patients have pretreated progressive NETs (median prior lines of treatment: 3; range 1-8). Confirmed response was observed in 18.8% of pancreatic, NET, and disease control was observed in 87.5% of patients. In the non-pancreatic NET cohort, confirmed response was observed in 6.3% of the patients and disease control was observed in 93.8% of patients. Median PFS was 11.5 months for patients in both cohorts (95% confidence interval: 6.5-17.5).

US Phase Ib: Encouraging Preliminary Efficacy in Afinitor and Sutent Refractory/Intolerant NET

surufatinib
everolimus
sunitinib
Other Tx
PR Confirmed PR (n=3)
uPR Unconfirmed PR (n=1)
Treatment ongoing (n=5)
X Rx stop – AE (n=1)
X Rx stop – PD (n=7)
X Rx stop – Other (n=3)
PR
uPR
PR
PR
-48
-36
-24
-12
0
12
24
36
48
60
72
84
Months since treatment of
everolimus (AFINITOR®) or sunitinib (SUTENT®)

Notes:	Data cut-off as of April 21, 2020. PR = partial response; AE = adverse event; PD = progressive disease; Rx = treatment; Tx = treatment; and n = number of patients.
Source:	Dasari, et al. Efficacy and safety of surufatinib in United States (US) patients (pts) with neuroendocrine tumors (NETs). Journal of Clinical Oncology 2020 38:15_suppl, 4610-4610.

Bridging study of surufatinib monotherapy in heavily pretreated progressive NETs (Status: ongoing; NCT05077384)

In September 2021, we initiated a Japan registration-enabling bridging study for surufatinib to support the registration of surufatinib in the treatment of patients with advanced NETs. Based on dialogue with the PMDA, it was agreed that the surufatinib Japanese NDA for the treatment of advanced NETs include results from a pivotal study to be conducted in Japan, to complement the registration data package supporting the NDA to the U.S. FDA and the MAA to the EMA.

This Japan study is a two-stage, open label study of surufatinib where approximately 34 patients are expected to be recruited. In part 1 of the study, the safety and tolerability of surufatinib 300mg once daily after 28 days of treatment will be assessed in patients with relapsed/refractory non-hematological malignancies; pharmacokinetics and anti-tumor activity of surufatinib are secondary endpoints. In Part 2 of the study, efficacy will be assessed in patients with locally advanced or metastatic NETs; the primary outcome measure is ORR. The secondary outcome measures include DCR, PFS, DoR, safety, and pharmacokinetics.

Biliary Tract Cancer

BTC (also known as cholangiocarcinoma) is a heterogeneous group of rare malignancies arising from the biliary tract epithelia. Gemzar, a type of chemotherapy, is the currently approved first-line therapy for BTC patients, with median survival of less than 12 months for patients with unresectable or metastatic disease at diagnosis. As a result, this is an unmet medical need for patients who have progressed on chemotherapy. There is currently no standard of care for these patients. Surufatinib may offer a new targeted treatment option in this tumor type. The table below shows a summary of the clinical studies that we have conducted for surufatinib in BTC patients. Based on the emerging data from our Phase II cohort of the surufatinib combination plus Tuoyi in BTC, we are now prioritizing the combination over surufatinib monotherapy for further development.

Clinical Trials of Surufatinib in BTC

Treatment	Sponsors/Partners	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	HUTCHMED	BTC	China	Ib/IIa	Completed; data presented at ASCO 2021	NCT02966821
Surufatinib monotherapy	HUTCHMED	BTC	China	IIb	Completed	NCT03873532

Notes:   Chemotherapy refractory = resistant to prior chemotherapy treatment; and BTC = biliary tract cancer.

Phase Ib/IIa surufatinib monotherapy in chemotherapy refractory BTC – China (Status: completed; NCT02966821)

In early 2017, we began a Phase Ib/IIa proof-of-concept study in patients with BTC.  Preliminary efficacy led us to begin the Phase II/III study discussed below.

At the 2021 ASCO annual meeting, results of this study were disclosed. Surufatinib demonstrated moderate efficacy and favorable tolerability profile. After 16 weeks of treatment, 46% of the patients did not experience progression of their disease. Median PFS was 3.7 months and median OS was 6.9 months. The most common Grade 3 or higher treatment-related adverse events were blood bilirubin increase (21%), hypertension (18%), and proteinuria (13%).

Phase IIb study of surufatinib monotherapy in second line BTC – China (Status: completed; NCT03873532)

In March 2019, based on preliminary Phase Ib/IIa data, we initiated a registration-intent Phase IIb/III study comparing surufatinib with capecitabine in patients with unresectable or metastatic BTC.  Enrollment for the Phase IIb portion (80 patients) of this study was completed in late 2020.

Surufatinib Combinations with Checkpoint Inhibitors

Surufatinib’s ability to inhibit angiogenesis, block the accumulation of tumor associated macrophages and promote infiltration of effector T cells into tumors, could help improve the anti-tumor activity of PD-1 antibodies.

The table below shows a summary of the clinical trials that we have underway or in planning for surufatinib in combination with checkpoint inhibitors.

Clinical Trials of Surufatinib with Checkpoint Inhibitors

Treatment	Sponsors/Partners	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib and Tuoyi (PD-1)	HUTCHMED and Junshi	SURTORI-01: neuroendocrine carcinoma	China	III	Ongoing	NCT05015621
Surufatinib and Tuoyi (PD-1)	HUTCHMED and Junshi	Neuroendocrine neoplasms	China	II	Ongoing; data presented at ASCO 2021 and ESMO IO 2021.	NCT04169672
Surufatinib and Tuoyi (PD-1)	HUTCHMED and Junshi	BTC	China	II	Ongoing	NCT04169672
Surufatinib and Tuoyi (PD-1)	HUTCHMED and Junshi	Gastric cancer	China	II	Ongoing; data presented at ASCO 2021 and updated at ESMO IO 2021	NCT04169672
Surufatinib and Tuoyi (PD-1)	HUTCHMED and Junshi	Thyroid cancer	China	II	Ongoing	NCT04169672
Surufatinib and Tuoyi (PD-1)	HUTCHMED and Junshi	Small cell lung cancer	China	II	Ongoing; data presented at ESMO IO 2021	NCT04169672
Surufatinib and Tuoyi (PD-1)	HUTCHMED and Junshi	Soft tissue sarcoma	China	II	Ongoing	NCT04169672
Surufatinib and Tuoyi (PD-1)	HUTCHMED and Junshi	Endometrial cancer	China	II	Ongoing	NCT04169672
Surufatinib and Tuoyi (PD-1)	HUTCHMED and Junshi	Esophageal cancer	China	II	Ongoing; data presented at ESMO IO 2021.	NCT04169672
Surufatinib and Tuoyi (PD-1)	HUTCHMED and Junshi	NSCLC	China	II	Ongoing	NCT04169672
Surufatinib and tislelizumab (PD-1)	HUTCHMED and BeiGene	Solid tumors	U.S./ Europe	Ib/II	Ongoing	NCT04579757

In late 2018, we entered into a global collaboration with Junshi to evaluate the combination of surufatinib with Tuoyi.  We completed a Phase I dose-finding study and presented the data at the AACR Conference in April 2020.  The data showed that surufatinib plus Tuoyi were well tolerated with no unexpected safety signals observed.  At the recommend Phase 2 dose, a DCR of 100% and ORR of 63.6% were reported for 11 efficacy evaluable patients, with 2 unconfirmed partial responses.  Surufatinib plus Tuoyi showed encouraging antitumor activity in patients with advanced solid tumors.  A Phase II China study is enrolling approximately 260 patients in nine solid tumor indications, including NENs, BTC, gastric cancer, thyroid cancer, small cell lung cancer, soft tissue sarcoma, endometrial cancer, esophageal cancer and NSCLC.  In 2021, we presented encouraging preliminary data on several of these surufatinib-Tuoyi combination cohorts at CSCO and ESMO IO. These have led to the initiation of the first Phase III trial combining surufatinib with a PD-1 antibody, the SURTORI-01 study in NEC, and we are currently considering further registration studies in gastric cancer, small cell lung cancer and esophageal cancer.

NEC (subset of NENs) cohort – At the 2021 CSCO annual meeting, we presented data, with a cutoff date of July 30, 2021 for all 21 enrolled NEC patients that were efficacy evaluable.  Average duration of treatment was 4.9 months (range 1-19) and median OS was 10.3 months (95% CI: 9.1-not reached). The median PFS was 4.14 months (95% CI: 1.5-5.5) and median DoR was 4.1 months (95% CI: 3.0-not reached). The confirmed ORR was 23.8% (95% CI: 8.2-47.2) and DCR was 71.4% (95% CI: 47.8-88.7).  All patients experienced treatment-related adverse events, including 9 (42.9%) who experienced grade 3 or above treatment-related adverse events. 1 (4.8%) patient reported treatment-related serious adverse events. Hyperglycemia (3 patients, 14.3%), hypertension (2 patients, 9.5%) and hypertriglyceridemia (2 patients, 9.5%) were the most commonly (more than one patient) reported grade 3 or above treatment-related adverse events. No treatment-related adverse events led to treatment discontinuation or treatment-related deaths.

In September 2021, we initiated a Phase III study to evaluate the combination compared with Folfiri to treat patients with advanced NEC who have progression of disease or intolerable toxicity after previous first-line chemotherapy. It is a randomized, controlled, open-label, multi-center study where approximately 200 patients are expected to be enrolled. For the study group, all patients will receive study treatment in a 21-day cycle. The primary outcome measure is OS. We are the sponsor and responsible for the study’s execution. We and Junshi Biosciences are jointly funding the study.

At the 2021 ASCO annual meeting, encouraging preliminary data were disclosed for the surufatinib and Tuoyi combination in the NEC and GC cohorts. For the 20 patients in the NEC cohort who received an average of 5 cycles of treatments and are efficacy evaluable, ORR was 20% while DCR was 70%. Median PFS was 3.9 months (95% confidence interval: 1.3-NR). Grade 3 or higher treatment-related adverse events occurred in 33% of patients. Median duration of treatment for the GC cohort was 3 months, with 15 patients efficacy evaluable at the time of the analysis. For these 15 patients, confirmed ORR was 13% and an additional 20% of patients had unconfirmed OR. DCR was 73% and median PFS was 3.7 months (95% confidence interval: 1.4-NR). Grade 3 or higher treatment-related adverse events occurred in 14% of patients.

In 2022, we plan to initiate SURTORI-02, a Phase III study of surufatinib in combination with Tuoyi in esophageal cancer in China. We also plan to submit further Phase II data for presentation from the surufatinib and Tuoyi combination for biliary tract, esophageal, small cell lung cancers and sarcoma cohorts in 2022.

In addition, in May 2020, we entered into a global clinical collaboration agreement to evaluate the safety, tolerability and efficacy of combining surufatinib with BeiGene’s anti-PD-1 antibody, tislelizumab, for the treatment of various solid tumor cancers in the United States, Europe, China and Australia.  In March 2021, we dosed the first patient in an open-label, Phase Ib/II study of surufatinib in combination with tislelizumab in the United States and Europe, evaluating the safety, tolerability, pharmacokinetics and efficacy in patients with advanced solid tumors, including CRC, NET, small cell lung cancer, gastric cancer and soft tissue sarcoma.  The dose finding phase of the study is now complete, and the expansion phase is ongoing.

Surufatinib Exploratory Development

In China, we support an investigator initiated trial, or IIT, program for surufatinib, with about 50 IITs in various solid tumor settings being conducted for both combination and single agent regimens.  These trials explore and answer important medical questions in addition to our own company-sponsored clinical trials.

Overview of Sulanda Commercial Launch

Surufatinib capsules, sold under the brand name Sulanda, were approved for marketing in China by the NMPA in December 2020 and June 2021 for the treatment of advanced non-pancreatic NETs and pancreatic NETs, respectively. In 2021, Sulanda was sold as a self-pay drug whereby patients paid for treatment out-of-pocket. We used means-test early access and patient access programs to help patients afford Sulanda, and we estimate that approximately 4,800 new patients were treated. Following negotiations with the China National Healthcare Security Administration, Sulanda was included on China’s NRDL at a 52% discount on our main 50mg dosage form, relative to the 2021 self-pay price, for two years starting on January 1, 2022.

During 2021, we introduced Sulanda through a campaign of local, regional and national launch events involving approximately 12,000 healthcare professionals.  We have also confirmed a total of around 50 investigator-initiated studies in a broad range of exploratory solid tumor indications all of which are expected to gradually expand awareness of Sulanda in China.

3.    Fruquintinib (HMPL-013), VEGFR 1, 2 and 3 Inhibitor

Fruquintinib is a VEGFR inhibitor that we believe is highly differentiated due to its superior kinase selectivity compared to other small molecule VEGFR inhibitors, which can be prone to excessive off-target toxicities.  Fruquintinib’s selectivity on VEGFR 1, 2 and 3 results in fewer off-target toxicities, thereby allowing for better target coverage, as well as possible use in combination with other agents such as chemotherapies, targeted therapies and immunotherapies.

We believe these are meaningful points of differentiation compared to other approved small molecule VEGFR inhibitors such as Sutent, Nexavar and Stivarga, and can potentially significantly expand the use and market potential of fruquintinib.  Consequently, we believe that fruquintinib has the potential to become a global small molecule VEGFR inhibitor with the best selectivity for many types of solid tumors.

We received full approval for launch of fruquintinib (under the brand name Elunate) in CRC in September 2018.  In partnership with Eli Lilly, we launched fruquintinib in China in late November 2018.  Elunate is indicated for the treatment of patients with mCRC that have been previously treated with fluoropyrimidine, oxaliplatin and irinotecan, including those who have previously received anti-VEGF, therapy and/or anti-EGFR therapy (Ras wild type).  We manufacture all commercial supplies of Elunate in our factory in Suzhou and have expanded our role in the commercialization of Elunate since October 1, 2020.  For more information regarding the Elunate product launch, see “—Overview of Elunate Commercial Launch.”

Mechanism of Action

During the development of cancer, tumors at an advanced stage can secrete large amounts of VEGF, a protein ligand, to stimulate formation of excessive vasculature (angiogenesis) around the tumor in order to provide greater blood flow, oxygen, and nutrients to fuel the rapid growth of the tumor.  Since essentially all solid tumors require angiogenesis to progress beyond a few millimeters in diameter, VEGFR drugs have demonstrated benefits in a wide variety of tumor types.  VEGF and other ligands can bind to three VEGF receptors, VEGFR 1, 2 and 3, each of which has been shown to play a role in angiogenesis.  Therefore, inhibition of the VEGF/VEGFR signaling pathway can act to stop the growth of the vasculature around the tumor and thereby starve the tumor of the nutrients and oxygen it needs to grow rapidly.

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

As a result of off-target side effects, existing VEGFR inhibitors are often unable to be dosed high enough to completely inhibit VEGFR, the intended target.  In addition, the complex off-target toxicities resulting from inhibition of multiple signaling pathways are often difficult to manage in clinical practice.  Combining such drugs with chemotherapy can lead to severe toxicities that can cause more harm than benefit to patients.  To date, the first generation VEGFR TKI have been rarely used in combination with other therapies, thereby limiting their potential.  Because of the potency and selectivity of fruquintinib, we believe that it has the potential to be safely combined with other oncology drugs, which could significantly expand its clinical potential.

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

Current Clinical Trials of Fruquintinib in CRC

Treatment	Sponsors/Partners	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	HUTCHMED and Eli Lilly	FRESCO: ≥3L CRC; chemotherapy refractory	China	III	Approved and launched	NCT02314819
Fruquintinib monotherapy (1)	HUTCHMED	FRESCO-2: mCRC	U.S./Europe/ Japan/Australia	III	Fully enrolled	NCT04322539
Fruquintinib monotherapy	HUTCHMED	CRC, TN & HR+/HER2- breast cancer	U.S.	Ib	Ongoing	NCT03251378

Notes:   (1)The FDA granted fast track designation for the development of fruquintinib for the treatment of patients with mCRC in June 2020.

CRC = colorectal cancer; ≥3L= third line or above; refractory = resistant to prior treatment ; TN = triple-negative; HR+ = hormone receptor-positive; and HER2 = human epidermal growth factor receptor 2.

FRESCO study; Phase III study of fruquintinib monotherapy in third-line CRC (Status: completed and product launched; NCT02314819)

In 2014, we initiated the FRESCO study, which is a randomized, double-blind, placebo-controlled, multi-center, Phase III pivotal trial in China in patients with locally advanced or mCRC who had failed at least two prior systemic antineoplastic therapies, including fluoropyrimidine, Eloxatin and Camptosar. No drugs had been approved in third-line CRC in China with best supportive care being the general standard of care. This study followed a Phase II proof-of-concept trial in third-line CRC that met its primary endpoint of PFS in 2014.

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

In June 2017, we presented the results of the FRESCO study in an oral presentation at the ASCO annual meeting. Results showed that FRESCO met all primary and secondary endpoints including significant improvements in OS and PFS with a manageable safety profile and lower off-target toxicities compared to other targeted therapies. The primary endpoint of median OS was 9.30 months (95% confidence interval: 8.18-10.45 months) in the fruquintinib group versus 6.57 months (95% confidence interval: 5.88-8.11 months) in the placebo group, with a hazard ratio of 0.65 (95% confidence interval: 0.51-0.83; two-sided p<0.001). The secondary endpoint of median PFS was 3.71 months (95% confidence interval: 3.65-4.63 months) in the fruquintinib group versus 1.84 months (95% confidence interval: 1.81-1.84 months) in the placebo group, with a hazard ratio of 0.26 (95% confidence interval: 0.21-0.34; two-sided p<0.001). Significant benefits were also seen in other secondary endpoints. The disease control rate in the fruquintinib group was 62% versus 12% for placebo (p<0.001), while the ORR based on confirmed responses was 5% versus 0% for placebo (p=0.012).

We have not performed a head-to-head clinical trial of fruquintinib versus Stivarga. While it is difficult to directly evaluate and compare clinical results across separate trials, data from the FRESCO study compare favorably to the data from the CONCUR study, a Phase III study of Stivarga monotherapy in CRC conducted in Asia, and the CORRECT study, a global Phase III study of Stivarga in CRC.  In particular, in the Chinese patient subgroup of the CONCUR study, Stivarga had a disease control rate of 46% versus 7% in the placebo group.  Median PFS was 2.0 months in the Stivarga group versus 1.7 months in the placebo group, and median OS was 8.4 months in the Stivarga group versus 6.2 months in the placebo group.  In the CORRECT study, Stivarga had a disease control rate of 41% versus 15% in the placebo group.  Median PFS was 1.9 months in the Stivarga group versus 1.7 months for the placebo group, and median OS was 6.4 months in the Stivarga group versus 5.0 months in the placebo group.

In terms of safety, results showed that fruquintinib had a manageable safety profile with lower off-target toxicities compared to Stivarga, the other VEGFR TKI approved for third-line CRC. Of particular interest was that the CTC grade 3 or above hepatotoxicity was similar for the fruquintinib group as compared to the placebo group, which was in contrast to Stivarga which was markedly higher and often difficult to manage in the Chinese patient population in the CONCUR study. Adverse events led to dose interruptions in 69% of patients in the Chinese patient subgroup of the CONCUR study, compared to 35% in the FRESCO study. The most frequently reported fruquintinib-related CTC grade 3 or above TEAEs included hypertension (21%), hand-foot skin reaction (11%), proteinuria (3%) and diarrhea (3%), all possibly associated with VEGFR inhibition. No other CTC grade 3 or above TEAEs exceeded 2% in the fruquintinib population, including hepatic function adverse events such as elevations in bilirubin (1%), alanine aminotransferase (<1%) or aspartate aminotransferase (<1%).

In terms of tolerability, dose interruptions or reductions occurred in only 35% and 24% of patients in the fruquintinib arm, respectively, and only 15% of patients discontinued treatment of fruquintinib due to adverse events versus 6% for placebo. The FRESCO study was published in the Journal of the American Medical Association in June 2018.

Subgroup analysis

In June 2018, a further subgroup analysis of data from the FRESCO Phase III study was presented at the ASCO annual meeting.  This analysis explored possible effects of prior target therapy on the efficacy and safety of fruquintinib by analyzing the subgroups of patients with prior target therapy and those without prior target therapy.

Results showed that the benefits of fruquintinib were generally consistent across all subgroups.  Among a total of 278 fruquintinib-treated patients, 111 had received prior target therapy while 55 of the 138 placebo-treated patients had received prior target therapy.  In the prior target therapy subgroup, fruquintinib significantly prolonged OS and PFS.  Median OS was 7.69 months for patients treated with fruquintinib versus 5.98 months for placebo (hazard ratio = 0.63; p = 0.012).  Median PFS was 3.65 months for patients treated with fruquintinib versus 1.84 months for placebo (hazard ratio = 0.24; p < 0.001).

Among these 278 patients, the results showed that a subgroup of 84 patients who had received prior anti-VEGF treatment also benefited from fruquintinib.  In this subgroup, the median OS was 7.20 months for fruquintinib versus 5.91 months for placebo (hazard ratio = 0.68; p=0.066) and the median PFS was 3.48 months for fruquintinib versus 1.84 months for placebo (hazard ratio = 0.24; p < 0.001).

In the subgroup of 250 patients without prior targeted therapies, the median OS was 10.35 months for 167 patients treated with fruquintinib versus 6.93 months for 83 patients treated with placebo (hazard ratio = 0.63; p = 0.003), and the median PFS for patients treated with fruquintinib was 3.81 months versus 1.84 months for placebo (hazard ratio = 0.28; p < 0.001).

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

Phase III study of fruquintinib monotherapy in mCRC – Global (Status: enrollment completed; NCT04322539)

We initiated a global Phase III registration study, known as the FRESCO-2 study, in refractory metastatic CRC. The first patient was dosed in September 2020 in the United States and the enrollment was completed in December 2021, where 691 patients from over 150 sites in 14 countries were enrolled.

The U.S. FDA has acknowledged the totality of the fruquintinib clinical data, including the FRESCO-2 study (if positive), the prior positive Phase III FRESCO study demonstrating improvement in OS that led to fruquintinib approval for metastatic CRC in China in 2018, and additional completed and ongoing supporting studies in metastatic CRC, could potentially support an NDA for the treatment of patients with metastatic CRC in the third-line setting. The EMA and PMDA have reviewed and endorsed the FRESCO-2 study design. The primary endpoint of the study is OS.

We expect to report outcome of this study in the second half of 2022 when the event-driven primary endpoint, OS, is reached. If positive, we plan to initiate a simultaneous submission program to apply for fruquintinib marketing authorization with the U.S. FDA, the EMA and the PMDA.

Phase Ib study of fruquintinib monotherapy in metastatic colorectal and breast cancers – U.S. (Status: ongoing; NCT03251378)

We are conducting a multi-center, open-label, Phase Ib clinical study to evaluate the safety, tolerability and pharmacokinetics of fruquintinib in U.S. patients, which has established the U.S. RP2D to be 5 mg, the same as that in China.  This dose is being further evaluated in patients with mCRC and breast cancers.

Preliminary efficacy and safety data of fruquintinib in patients with refractory, metastatic CRC were presented at the ASCO Gastrointestinal Cancers Symposium in early 2022. In patients who had progressed on all standard therapies, including Lonsurf and/or Stivarga, the DCR was 68.3% and the median duration of treatment was 19.3 weeks.  In patients who had not received Lonsurf or Stivarga, the DCR was 57.5% and the median duration of treatment was 14.1 weeks.  The safety profile in both patient populations was consistent with what has previously been reported.

Gastric Cancer

Advanced gastric cancer is a major medical need, particularly in Asian populations, with limited treatment options for patients who have failed first-line standard chemotherapy with 5-fluorouracil and platinum doublets.  The table below shows a summary of the clinical study we have underway for fruquintinib in gastric cancer patients.

Clinical Trials of Fruquintinib in Gastric Cancer

Treatment	Sponsors/Partners	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib and Taxol	HUTCHMED and Eli Lilly	FRUTIGA: 2L gastric cancer	China	III	Ongoing; completed second interim analysis	NCT03223376

Notes:    2L = second line.

FRUTIGA study: Phase III study of fruquintinib in combination with Taxol in gastric cancer (second-line) (Status: Completed second interim analysis; NCT03223376)

In October 2017, we initiated the FRUTIGA study, a pivotal Phase III clinical trial of fruquintinib in combination with Taxol for the treatment in advanced gastric or gastroesophageal junction adenocarcinoma patients in China. This randomized, double-blind, placebo-controlled, multi-center trial is being conducted in patients with advanced gastric cancer who have progressed after first-line standard chemotherapy. All subjects will receive fruquintinib or placebo combined with paclitaxel. Patients will be randomized at a 1:1 ratio and stratified according to factors such as stomach versus gastroesophageal junction tumors and ECOG performance status, a scale established by the Eastern Cooperative Oncology Group which determines ability of patient to tolerate therapies in serious illness, specifically for chemotherapy. The study is expected to enroll approximately 700 patients. Its co-primary endpoints are PFS and OS.

In June 2020, the IDMC of the FRUTIGA study completed a second planned interim data review and, based on the preset criteria, the IDMC and Joint Steering Committees recommended that the trial continue with a sample size increase to ~700 patients. We expect to complete enrollment of FRUTIGA in 2022.

Fruquintinib Combinations with Checkpoint Inhibitors

The table below shows a summary of the clinical trials we have ongoing and in planning for fruquintinib in combination with checkpoint inhibitors.

Clinical Trials of Fruquintinib with Checkpoint Inhibitors

Treatment	Sponsors/Partners	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib and Tyvyt (PD-1)	Chinese PLA General Hospital and Innovent	CRC	China	II	Ongoing; data presented at ASCO 2021	NCT04179084
Fruquintinib and Tyvyt (PD-1)	HUTCHMED and Innovent	Hepatocellular carcinoma	China	Ib/II	Ongoing; data presented at CSCO 2021	NCT03903705
Fruquintinib and Tyvyt (PD-1)	HUTCHMED and Innovent	Endometrial cancer	China	II registration-intent	Ongoing; Ib data presented at CSCO 2021	NCT03903705
Fruquintinib and Tyvyt (PD-1)	HUTCHMED and Innovent	RCC	China	Ib/II	Ongoing; data at CSCO 2021	NCT03903705
Fruquintinib and Tyvyt (PD-1)	HUTCHMED and Innovent	Gastrointestinal tumors	China	Ib/II	Ongoing	NCT03903705
Fruquintinib and tislelizumab (PD-1)	HUTCHMED and BeiGene	TN breast cancer & endometrial cancer	U.S.	Ib/II	Ongoing	NCT04577963
Fruquintinib and tislelizumab (PD-1)	BeiGene and HUTCHMED	Solid tumors	Korea / China	Ib/II	Ongoing	NCT04716634

Notes:    CRC = colorectal cancer; NSCLC = non-small cell lung cancer.

In November 2018, we entered into two collaboration agreements to evaluate the safety, tolerability and efficacy of fruquintinib in combination with checkpoint inhibitors.  These include a global collaboration with Innovent to evaluate the combination of fruquintinib with Innovent’s Tyvyt, a PD-1 monoclonal antibody approved in China, and a collaboration in China with Genor to evaluate the fruquintinib combination with geptanolimab, a PD-1 monoclonal antibody being developed by Genor.  We are now approaching completion of the Phase I dose-finding study in China of fruquintinib in combination with Tyvyt, with the Phase I dose-expansion study already underway in five solid tumor indications.  Phase Ib studies of fruquintinib in combination with geptanolimab in second-line CRC and NSCLC are ongoing. In 2022, we plan to initiate Phase III studies of fruquintnib plus Tyvyt combination in HCC, RCC and endometrial cancer in China.

Advanced endometrial cancer registration-intent cohort

Platinum-based systemic chemotherapy is the standard first-line treatment for advanced endometrial cancer. However, patients who progress following first-line chemotherapy have limited treatment options, and the prognosis remains poor. As disclosed at CSCO 2021, as of the data cutoff date of August 31, 2021, 35 patients were enrolled (NCT03903705), including 7 treatment-naïve and 28 pretreated patients. Of them, 29 were efficacy evaluable, 4 were treatment-naïve and 25 were pretreated. All 4 treatment-naïve patients experienced confirmed tumor response, for ORR of 100% (95% CI: 39.8-100.0), and median PFS was not reached. Among the 25 pretreated patients, the confirmed ORR was 32.0% (95% CI: 14.9-53.5), DCR was 92.0% (95% CI: 74.0-99.0) and the median PFS was 6.9 months (95% CI: 4.1-NR). Among the 19 proficient mismatch repair (pMMR) patients in the pretreated cohort, the confirmed ORR was 36.8% (95% CI: 16.3-61.6), DCR was 94.7% (95% CI: 74.0-99.9), median PFS was 6.9 months (95% CI: 4.1-NR), and the median OS was not reached. Among the 35 enrolled patients, treatment-related adverse events of grade 3 or above that occurred in more than 10% of patients were hypertension (4 patients, 11.4%) and proteinuria (4 patients, 11.4%). 5 (14.3%) patients reported treatment-related serious adverse events.

Following discussion with the NMPA in late 2021, the cohort is now targeting to enroll over 130 patients to meet the requirements to be a single-arm, registration-intent Phase II study.

CRC registration strategy for mCRC under discussion

Encouraging preliminary data presented at ASCO 2021 for fruquintinib in combination with two PD-1 inhibitors, Tyvyt and geptanolimab, in advanced CRC showed a five-fold increase in ORR and a doubling of median PFS as compared to the FRESCO study for fruquintinib as a monotherapy.

In the Tyvyt combination study (NCT04179084), 44 patients were enrolled into the CRC cohort, 22 of whom received the RP2D. ORR was 23% for all patients and 27% for those who received the RP2D. DCR was 86% for all patients and 96% for those who received the RP2D. Median PFS was 5.6 months for all patients, and 6.9 months for those who received the RP2D. Median OS was 11.8 months for all patients.

In the geptanolimab combination study (NCT03977090), for the 15 patients in the CRC cohort ORR was 26.7% (including 1 patient with unconfirmed PR) and 33% in the group that received the RP2D. DCR for all evaluable patients was 80% and median PFS was 7.3 months (95% CI: 1.9-NR). Grade 3 treatment-related adverse events occurred in 47% of patients, and no incidences of grade 4 or 5 treatment-related adverse events were observed.

Tislelizumab combinations (NCT04577963 & NCT04716634)

In August 2021, we initiated an open-label, multi-center, non-randomized Phase Ib/II study in the U.S. to assess fruquintinib in combination with tislelizumab in patients with locally advanced triple negative breast cancer or advanced endometrial cancer. In addition, a Phase II study in China and Korea for fruquintinib in combination with tislelizumab was initiated and is being led by BeiGene for the treatment of advanced or metastatic, unresectable gastric cancer, CRC or NSCLC.

Fruquintinib Exploratory Development

We are conducting multiple Phase Ib expansion cohorts in the United States to explore fruquintinib in CRC and breast cancer.  In China, there are about 40 ongoing investigator-initiated studies in various solid tumor settings.

Overview of Elunate Commercial Launch

Fruquintinib capsules, sold under the brand name Elunate, were approved for marketing in China by the NMPA in September 2018 and commercially launched in late November 2018. We also received marketing approval for Elunate in Macau in February 2022. Elunate is for the treatment of patients with mCRC that have been previously treated with fluoropyrimidine, oxaliplatin and irinotecan, including those who have previously received anti-VEGF therapy and/or anti-EGFR therapy (RAS wild type).

Starting on January 1, 2020, Elunate was included on China’s NRDL at a 63% discount to its initial retail price for two years, paving the way to significantly broaden access for advanced CRC patients and rapidly build penetration in China over the coming years. The inclusion was renewed pursuant to which we agreed to a discount of 5% relative to the 2021 NRDL price, and Elunate will continue to be included in the NRDL starting January 2022 for another two years.

The revenues we generate from Elunate are comprised of royalty revenue, revenue from the sales of Elunate to Eli Lilly which we manufacture and sell at cost and, starting in October 2020, revenue from promotion and marketing services.  In 2019, we generated $10.8 million in total revenue from Elunate, of which $2.7 million was royalty revenue and $8.1 million was revenue from sales to Eli Lilly.  In 2020, we generated $20.0 million in total revenue from Elunate, of which $4.9 million was royalty revenue, $11.3 million was revenue from sales of goods primarily to Eli Lilly and $3.8 million was revenue from promotion and marketing services to Eli Lilly. In 2021, we generated $53.5 million in total revenue from Elunate, of which $10.3 million was royalty revenue, $15.8 million was revenue from sales of goods primarily to Eli Lilly and $27.4 million was revenue from promotion and marketing services to Eli Lilly.

Partnership with Eli Lilly

In October 2013, we entered into a license and collaboration agreement with Eli Lilly in order to accelerate and broaden our fruquintinib development program in China. As a result, we were able to quickly expand the clinical development of fruquintinib into indications with unmet medical needs in China including CRC and gastric cancer, as discussed above. In December 2018, we amended our license and collaboration agreement with Eli Lilly. This amendment gives us, among other things, all planning, execution and decision making responsibilities for life cycle indication development of fruquintinib in China. Support from Eli Lilly has also helped us to establish our own manufacturing (formulation) facility in Suzhou, China, which now produces clinical and commercial supplies of fruquintinib. In July 2020, we reached an agreement with Eli Lilly to take over development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities for Elunate in China starting on October 1, 2020. Under the terms of the new agreement, we will share gross profits linked to sales target performance. Subject to meeting pre-agreed sales targets, Eli Lilly will pay us an estimated total of 70% to 80% of Elunate in-market sales in the form of royalties, manufacturing costs and service payments.

For more information regarding our partnership with Eli Lilly, see “—Overview of Our Collaborations—Eli Lilly.”

4.    Amdizalisib (HMPL-689), PI3Kδ Inhibitor

Amdizalisib is a novel, highly selective oral inhibitor targeting the isoform PI3Kδ, a key component in the B-cell receptor signaling pathway. Amdizalisib’s pharmacokinetic properties have been found to be favorable with good oral absorption, moderate tissue distribution and low clearance in pre-clinical studies. We also expect that amdizalisib will have low risk of drug accumulation and drug-drug interactions. In 2021, registration-intent studies for amdizalisib were initiated and Breakthrough Therapy Designation was granted for relapse or refractory follicular lymphoma in China.

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

There are multiple sub-families of PI3K kinases, and PI3Kδ is a lipid kinase that, through a series of intermediate processes, controls the activation of several important signaling proteins, including the serine/threonine kinase B, or AKT.  In most cells, AKT is a key PI3Kδ affector that regulates cell proliferation, carbohydrate metabolism, cell motility and apoptosis and other cellular processes.  Upon an antigen binding to B-cell receptors, PI3Kδ can be activated through the Lyn and Syk signaling cascade.

Aberrant B-cell function has been observed in multiple immunological diseases and B-cell mediated malignancies.  Therefore, PI3Kδ is considered to be a promising target for drugs that aim to prevent or treat hematologic cancer, autoimmunity and transplant organ rejection and other related inflammation diseases.

Amdizalisib Pre-clinical Evidence

Compared to other PI3Kδ inhibitors, amdizalisib shows higher potency and selectivity.

Enzyme Selectivity (IC50, in nM) of amdizalisib Versus Competing PI3Kδ Inhibitors; This Shows amdizalisib is Approximately Five-fold More Potent than Zydelig on Whole Blood Level and, unlike Copiktra, does not Inhibit PI3K-g.

Enzyme IC50 (nM)	HMPL‑689	Zydelig	Copiktra	Aliqopa
PI3Kδ	0.8 (n = 3)	2	1	0.7
PI3Kγ (fold vs. PI3Kδ)	114 (142x)	104 (52x)	2 (2x)	6.4 (9x)
PI3Kα (fold vs. PI3Kδ)	>1,000 (>1,250x)	866 (433x)	143 (143x)	0.5 (1x)
PI3Kδ human whole blood CD63+	3	14	15	n/a
PI3Kβ (fold vs. PI3Kδ)	87 (109x)	293 (147x)	8 (8x)	3.7 (5x)

Source:  Company.

Amdizalisib Clinical Development

The table below shows a summary of the clinical studies for amdizalisib.

Clinical Trials of Amdizalisib

Treatment	Sponsors/Partners	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Amdizalisib monotherapy	HUTCHMED	Indolent non-Hodgkin's lymphoma PTCL	China	Ib	Ongoing; expansion data presented at ESMO 2021	NCT03128164
Amdizalisib monotherapy	HUTCHMED	Relapsed/refractory follicular lymphoma	China	II registration-intent	Ongoing: initiated in April 2021. Breakthrough Therapy Designation	NCT04849351
Amdizalisib monotherapy	HUTCHMED	Relapsed/refractory marginal zone lymphoma	China	II registration-intent	Ongoing: initiated in April 2021	NCT04849351
Amdizalisib monotherapy	HUTCHMED	Indolent non-Hodgkin's lymphoma	U.S./ Europe	I/Ib	Dose expansion portion initiated in the second half of 2021	NCT03786926

Phase Ib study of amdizalisib in patients with Indolent non-Hodgkin’s lymphoma in China (Status: ongoing; NCT03128164)

Our Phase I/Ib study of amdizalisib in China has successfully established a Phase II dose and has now expanded into multiple sub-categories of indolent non-Hodgkin’s lymphoma.

In December 2020, we presented preliminary results from a Phase I dose escalation study of amdizalisib in Chinese patients with relapsed/refractory lymphoma at the American Society of Hematology (ASH) Annual Meeting.  A total of 56 patients were enrolled resulting in an ORR of 51.9% (27/52) and complete response rate of 11.5% (6/52) in efficacy evaluable patients.  The median time to response and duration of response were 1.8 months (1.8-1.9) and 9.2 months (3.9-NR), respectively.  One patient with follicular lymphoma who achieved complete response (per post hoc independent radiologic review) was on treatment for over 19 months.  In the nine efficacy evaluable patients treated with the RP2D of 30mg QD orally, efficacy was encouraging with an ORR of 100% (4/4) in follicular lymphoma, 100% in marginal zone lymphoma (2/2) and 67% (2/3) in diffuse large B cell lymphoma.

Phase 1 Dose Escalation Study: Promising Amdizalisib Single-agent Clinical Activity in Relapsed/refractory B-cell Lymphoma Patients

Notes:

CLL = chronic lymphocytic leukemia; SLL = small lymphocytic lymphoma; DLBCL = diffuse large B-cell lymphoma; FL = follicular lymphoma; HL = Hodgkin’s lymphoma; MCL = mantle cell lymphoma; MZL = marginal zone lymphoma; BID = twice daily; QD = once daily; PR = partial response; n = number of patients; PFS = progression free survival; and NA = not available.

Source:

Cao JN, et al. “Results from a Phase 1 Dose Escalation Study of Amdizalisib, a Selective Oral Phosphoinositide 3-Kinase-Delta Inhibitor, in Chinese Patients with relapsed/refractory (R/R) Lymphoma” Presented at the 62nd American Society of Hematology (ASH) Annual Meeting and Exposition on December 5, 2020. Abstract #1135.

Amdizalisib was well tolerated at the RP2D exhibiting dose-proportional pharmacokinetics and a manageable toxicity profile.  Grade 3 or more non-hematologic TEAEs occurring in more than two patients were pneumonia, rash, hypertension, and increased lipase.  Grade 3 or more hematologic TEAEs occurring in more than two patients were neutropenia, and no Grade 5 TEAEs were reported.

In ESMO 2021, we presented results from the Phase Ib study. In the efficacy evaluable population of 76 patients, the median time of follow-up was 5.6 months (95% CI: 5.5-8.3). Objective response rate was 53.9%, completed response rate was 11.8%, and clinical benefit rate was 76.3%. Median duration of response was not reached, and 6-months duration of response rate was 84.5% (95% CI: 62.9-94.1). Median time to response was 1.9 months (95% CI: 1.8-1.9). Amdizalisib showed promising single-agent clinical activity in patients with relapsed/refractory B-cell lymphoma, with high objective response rate and complete response rates noted particularly for follicular lymphoma patients.

In the 22 follicular lymphoma patients with efficacy evaluable, the median time of follow-up was 8.3 months (95% CI: 2.0-11.0). Objective response rate was 81.8%, complete response rate was 36.4% and clinical benefit rate was 90.9%. Median time to response was 1.8 months (95% CI: 1.8-1.9), 1-year duration of response was 59.7%, and progression-free survival rate was 75.8%. 77% of the patients remain on therapy.

Phase Ib Study of Amdizalisib in Chinese Patients with Relapsed/Refractory Lymphoma:
Best response of target lesion (N=76)

Notes:

Data cut-off as of June 15, 2021. Target lesion SPD (sum of the product of perpendicular diameters) increased more over 100%.  Efficacy evaluable population: received at least one tumor assessment.  FL = follicular lymphoma; MZL = marginal zone lymphoma; CLL/SLL = chronic lymphocytic leukemia / small lymphocytic lymphoma; MCL = mantle cell lymphoma; DLBCL = diffuse large B cell lymphoma; n = number of patients; CR = complete response; PR = partial response; PD = progressive disease; SD = stable disease; ORR = objective response rate; CBR = clinical benefit rate (CR + PR + SD)

Source:

CaoJN, et al. “A phase Ib study result of HMPL-689, a PI3Kδ inhibitor, in Chinese patients with relapsed/refractory lymphoma.” Presented at the 2021 European Society for Medical Oncology (ESMO) Virtual Congress on September 20, 2021. Presentation #833O

Amdizalisib was well tolerated and demonstrated a manageable safety profile.  The most frequent treatment-emergent adverse event was neutrophil count decreased (28.9%), and most frequent, non-hematologic, Grade 3 or above treatment-emergent adverse events were pneumonia (13.3%) and rash (5.6%). All liver enzyme elevation was mild to moderate (Grade 1-2). Grade 3 diarrhea was low (2.2%) and there were no colitis cases as of the data cut-off.  Treatment discontinuation rate due to adverse events was 5.6%.

Phase II registration-intent study of amdizalisib in patients with relapsed/refractory follicular lymphoma and relapsed/refractory marginal zone lymphoma in China (Status: enrolling; NCT04849351)

Based on the highly promising preliminary results from the above Phase Ib expansion study, in April 2021, we commenced a registration-intent Phase II trial of amdizalisib in China in patients with relapsed or refractory follicular lymphoma and marginal zone lymphoma, two subtypes of non-Hodgkin’s lymphoma. The clinical trial is a multi-center, single-arm, open-label clinical study to evaluate the efficacy and safety of amdizalisib once a day oral monotherapy in approximately 100 patients with relapsed/refractory follicular lymphoma and approximately 80 patients with relapsed/refractory marginal zone lymphoma. Relapsed/refractory is defined when a patient has not achieved response (complete response or partial response) after the latest line of systemic treatment, or has progressive disease or relapse after achieving response. The primary endpoint is ORR, with secondary endpoints including CR rate, PFS, TTR and duration of response. The trial is being conducted in over 35 sites in China.

Phase I/Ib study of amdizalisib in patients with Indolent non-Hodgkin’s lymphoma in the United States and Europe (Status: enrolling; NCT03786926)

In August 2019, we initiated an international Phase I/Ib study of amdizalisib in patients with relapsed or refractory lymphoma.  The international clinical study, with 17 sites in the United States and Europe, is a multi-center, open-label, two-stage study, including dose escalation and expansion, investigating the effects of amdizalisib administered orally to patients with relapsed or refractory lymphoma.  The primary outcome measures are safety and tolerability.  Secondary outcomes include pharmacokinetic measurements and preliminary efficacy such as ORR.

5.    Sovleplenib (HMPL-523), Syk Inhibitor

The result of our over six-year program of discovery and pre-clinical work against Syk is sovleplenib, a highly selective Syk inhibitor with a unique pharmacokinetic profile which provides for higher drug exposure in the tissue than on a whole blood level.  We designed sovleplenib intentionally to have high tissue distribution because it is in the tissue that the B-cell activation associated with rheumatoid arthritis and lupus occurs most often.  Furthermore, and somewhat counter intuitively, in hematological cancer the vast majority of cancer cells nest in tissue, with a small proportion of cancer cells releasing and circulating in the blood where they cannot survive for long.  We assessed that an effective small molecule Syk inhibitor would need to have superior tissue distribution.

In January 2022, the Center for Drug Evaluation of the NMPA granted Breakthrough Therapy Designation to sovleplenib for the treatment of chronic adult primary immune thrombocytopenia patients who have received at least one prior therapy.

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

Sovleplenib Research Background

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

The requirement for Syk kinase activity in inflammatory responses was first evaluated with Tavalisse, which was co-developed by AstraZeneca/Rigel Pharmaceuticals, Inc.  In 2013, AstraZeneca announced results from pivotal Phase III clinical trials that Tavalisse statistically significantly improved ACR20 (a 20% improvement from baseline based on the study criteria) response rates of patients inadequately responding to conventional disease-modifying anti-rheumatic drugs and a single anti-TNFα (a key pro-inflammatory cytokine involved in rheumatoid arthritis pathogenesis) antagonist at 24 weeks, but failed to demonstrate statistical significance in comparison to placebo at 24 weeks. As a result, AstraZeneca decided not to proceed. Rigel Pharmaceuticals subsequently chose to develop Tavalisse for immune thrombocytopenia instead, for which it was approved by the FDA in 2018 and the EMA in 2020.

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

Sovleplenib Pre-clinical Evidence

The safety profile of sovleplenib was evaluated in multiple in vitro and in vivo pre-clinical trials under good laboratory practice guidelines and found to be well tolerated following single dose oral administration.  Toxic findings were seen in repeat dose animal safety evaluations in rats and dogs at higher doses and found to be reversible.  These findings can be readily monitored in the clinical trials and fully recoverable upon drug withdrawal.  The starting dose in humans was suggested to be 5 mg.  This dose level is approximately 5% of the human equivalent dose extrapolated from the pre-clinical “no observed adverse event levels,” which is below the 10% threshold recommended by FDA guidelines.

Sovleplenib Clinical Trials

As discussed below, we currently have various clinical trials of sovleplenib ongoing in Australia, the United States, Europe and China as a monotherapy. We plan to complete U.S. IND and initiate Phase I study in the United States in patients with immune thrombocytopenia purpura in 2022. The table below shows a summary of the clinical trials that we currently have for sovleplenib.

Current Clinical Trials of Sovleplenib

Treatment	Sponsors/Partners	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Sovleplenib monotherapy	HUTCHMED	ESLM-01: Immune thrombocytopenia	China	III	Ongoing: initiated in October 2021. Breakthrough Therapy Designation	NCT05029635
Sovleplenib monotherapy	HUTCHMED	Immune thrombocytopenia purpura	China	I/Ib	Completed: data presented at ASH 2021	NCT03951623
Sovleplenib monotherapy	HUTCHMED	Indolent non-Hodgkin's lymphoma	Australia	Ib	Active, not recruiting	NCT02503033
Sovleplenib monotherapy	HUTCHMED	Indolent non-Hodgkin's lymphoma	U.S./ Europe	I/Ib	Ongoing; preliminary data presented at ASH 2021	NCT03779113
Sovleplenib monotherapy	HUTCHMED	Multiple sub-types of B-cell malignancies	China	I/Ib	Completed	NCT02857998
Sovleplenib monotherapy	HUTCHMED	wAIHA	China	II	In planning	N/A

Phase I/Ib study of sovleplenib in patients with immune thrombocytopenia (Status: ongoing; NCT03951623)

In mid-2019, we initiated a Phase I study of sovleplenib in patients with immune thrombocytopenia purpura.  Immune thrombocytopenia purpura is an autoimmune disorder characterized by low platelet count and an increased bleeding risk.  Despite availability of several treatments with differing mechanisms of action, a significant proportion of patients develop resistance to treatment and are prone to relapse.  In addition, there is a significant population of patients who have limited sensitivity to currently available agents and are in need of a new approach to treatment.

The study is a randomized, double-blinded, placebo-controlled Phase Ib clinical trial investigating the safety, tolerability, pharmacokinetics and preliminary efficacy of sovleplenib in adult patients with immune thrombocytopenia purpura.  The primary endpoint is the number of patients with any adverse event.  The secondary endpoints are maximum plasma concentration, area under the concentration-time curve in a selected time interval, and rate of clinical remission at week eighty.  The trial is comprised of a dose escalation stage and a dose expansion stage.  Approximately 50 to 60 patients are expected to be enrolled. Encouraging results from the Phase Ib study were presented at the ASH 2021 annual meeting.

As of the data cutoff date, 34 patients had received sovleplenib and 11 received placebo. Among 16 patients who received the RP2D of 300mg once daily, 11 (68.8%) experienced response (defined by at least one incident of platelet count being ≥ 50x10⁹/L in the initial 8-week double blinded phase of the study), compared to one placebo patient (9.1%). One additional patient at the RP2D experienced response during the subsequent 16-week open-label phase of the study, and all four placebo patients that crossed over to receive treatment at RP2D after the initial 8-week double blinded phase experienced response. In total, 16 out of 20 patients (80%) experienced response during both phases of the study. Durable response (defined as platelet count being ≥ 50x10⁹/L in at least 4 out of 6 last scheduled visits) was reported in 8 out of 20 patients (40%) who received RP2D in both phases of the study.

Safety data were presented for all 41 patients (31 sovleplenib, 10 placebo). The median duration of treatment was 142 days (range: 23-170). No patients discontinued treatment due to treatment-related adverse event, and no cases of treatment-related serious adverse events were reported. There were 30 patients (73%) who experienced treatment-related adverse events, including 3 (7.3%) who experienced grade 3 or above treatment-related adverse events, one of whom received the RP2D. No treatment-related adverse events of grade 3 or above occurred in more than one patient.

Phase Ib Study of Sovleplenib in Adult Patients with Primary Immune Thrombocytopenia

Notes:

Data cut-off as of September 30, 2021. Overall Response was defined as at least one incident of platelet count being ≥ 50×109/L in the initial 8-week double blinded phase of the study. Durable Response was defined as platelet count being ≥ 50×109/L in at least 4 out of 6 last scheduled visits.

*The 300mg QD cohort includes 4 patients who, after receiving placebo in the first 8 weeks of double blind treatment, received sovleplenib 300mg QD in a 16-week open-label treatment period. QD= once daily

Source:

Yang R, et al. “Safety, Pharmacokinetics and Preliminary Efficacy of HMPL-523 in Adult Patients with Primary Immune Thrombocytopenia: A Randomized, Double-Blind and Placebo-Controlled Phase Ib Study.” Presented at the 63rd American Society of Hematology (ASH) Annual Meeting and Exposition on December 11, 2021. Abstract #149895.

Phase III study of sovleplenib in patients with immune thrombocytopenia (Status: ongoing; NCT05029635)

Based on encouraging data from the Phase Ib study of sovleplenib in adult patients with immune thrombocytopenia, we initiated a Phase III study of sovleplenib in October 2021.  The study is a randomized, double blinded, placebo-controlled Phase III clinical trial evaluating the efficacy and safety of sovleplenib in treating adult patients with ITP. The primary endpoint of the study is the durable response rate. Secondary and exploratory endpoints include ORR, incidence of treatment emergent adverse events, and patient quality of life improvement. Approximately 180 patients are expected to be enrolled. Sovleplenib received Breakthrough Therapy Designation in China in January 2022.

Phase I/Ib studies in multiple subtypes of B-cell malignancies (Status: ongoing; NCT02503033/NCT02857998)

Our Phase I/Ib dose escalation and expansion studies in Australia and China have now enrolled over 200 patients in a broad range of hematological cancers and have identified indications of interest for future development.

Phase I/Ib study of sovleplenib in indolent non-Hodgkin’s lymphoma (Status: enrolling; NCT03779113)

Based on extensive proof-of-concept clinical data in China and Australia, we have initiated a Phase I/Ib study in the United States and Europe. We presented preliminary results from this study at the ASH 2021 annual meeting, which support progressing sovleplenib into the ongoing dose expansion phase of the study to evaluate its safety and efficacy in multiple subtypes of B-cell and T-cell lymphoma at the RP2D of 700mg.

6.    Tazemetostat, EZH2 Inhibitor

Tazemetostat is an inhibitor of EZH2 developed by Epizyme that is approved by the U.S. FDA for the treatment of certain epithelioid sarcoma and follicular lymphoma patients. It received accelerated approval from the FDA based on ORR and DoR in January and June 2020 for epithelioid sarcoma and follicular lymphoma, respectively. Tazemetostat is currently marketed as Tazverik in the United States. We entered into a strategic collaboration with Epizyme pursuant to which we received a license to research, develop, manufacture and commercialize Tazemetostat in Greater China, including mainland China, Hong Kong, Macau and Taiwan.

We plan to seek approval for tazemetostat in various hematological and solid tumors, including epithelial sarcoma, follicular lymphoma and diffuse large b-cell lymphoma (DLBCL) in Greater China. We are participating in Epizyme’s SYMPHONY-1 (EZH-302) study, leading it in Greater China. The parties also intend to conduct additional global studies jointly. Tazemetostat’s mechanism of action is highly complementary and potentially synergistic with HUTCHMED’s portfolio of cancer drug candidates. We will generally be responsible for funding all clinical trials of tazemetostat in Greater China including the portion of global trials conducted there. We are responsible for the research, manufacturing and commercialization of tazemetostat in Greater China.

Mechanism of Action

EZH2 is one member of a class of histone methyltransferases (“HMTs”). It catalyzes the methylation of histone H3 at lysine 27 (H3K27) which controls expression of various genes and in turn plays a role in the normal physiology of many cell types. Dysregulation of EZH2 has been seen in a wide range of cancers and is associated with poor clinical prognosis and outcomes. Tazemetostat inhibits EZH2 which allows transcription of genes involved in functions such as cell cycle control and terminal differentiation and thus inhibits cancer cell proliferation.

Tazemetostat Clinical Trials

The table below shows a summary of the clinical trials that we have recently underway for tazemetostat.

Clinical Trials of Tazemetostat

Treatment	Sponsors/Partners	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Tazemetostat and R² (lenalidomide and rituximab)	HUTCHMED / Epizyme	SYMPHONY-1: 2L follicular lymphoma	Global	III	HUTCHMED is leading China portion of global Phase III trial	NCT04224493
Tazemetotat monotherapy	HUTCHMED	Relapsed/refractory 3L+ follicular lymphoma	China	II registration-intent (bridging)	In planning	Pending
Tazemetotat combinations	HUTCHMED	Indolent lymphoma combinations	China	II	In planning	N/A

SYMPHONY-1 is a global, multicenter, randomized, double-blind, active-controlled, 3-stage, biomarker-enriched, Phase Ib/III study of tazemetostat in combination with R² (lenalidomide and rituximab) in patients with relapsed or refractory follicular lymphoma after at least one prior line of therapy.  Epizyme conducted the Phase Ib portion of the study in 2021, which determined the recommended Phase III dose (“RP3D”) and also demonstrated potential efficacy in second-line follicular lymphoma.  The safety profile of the combination was consistent with the previously reported safety information in the U.S. prescribing information for both Tazverik and R², respectively.

In the Phase III portion of the trial, approximately 500 patients are randomly assigned to receive the RP3D of tazemetostat + R² or placebo + R². The study will also include a maintenance arm with tazemetostat or placebo following the first year of treatment with tazemetostat + R² or placebo + R². We anticipate the first patient enrollment in the first half of 2022 in the China Phase III portion of SYMPHONY-1.

We intend to initiate a bridging study in follicular lymphoma to support China registration as well as several combination studies of Tazemetostat with HUTCHMED assets.

7.   HMPL-306, IDH1 and 2 Inhibitor

HMPL-306 is a novel small molecule dual-inhibitor of IDH1 and 2 enzymes.  IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies and solid tumors, particularly among acute myeloid leukemia patients.

Mechanism of Action

IDHs are critical metabolic enzymes that help to break down nutrients and generate energy for cells. When mutated, IDH creates a molecule that alters the cell’s genetic programming and prevents cells from maturing, 2-hydroxyglutarate (“2-HG”). Reduction in 2-HG levels can be used as a marker of target engagement by an IDH inhibitor. IDH1 or IDH2 mutations are common genetic alterations in various types of blood and solid tumors, including acute myeloid leukemia, with approximately 20% of patients having mutant IDH genes, myelodysplastic syndrome (MDS), myeloproliferative neoplasms (MPNs), low-grade glioma and intrahepatic cholangiocarcinoma. Mutant IDH isoform switching, either from cytoplasmic mutant IDH1 to mitochondrial mutant IDH2, or vice versa, is a mechanism of acquired resistance to IDH inhibition in acute myeloid leukemia and cholangiocarcinoma.

Cytoplasmic mutant IDH1 and mitochondrial mutant IDH2 have been known to switch to the other form when targeted by an inhibitor of IDH1 mutant alone or IDH2 mutant alone. By targeting both IDH1 and IDH2 mutations, HMPL-306 could potentially provide therapeutic benefits in cancer patients harboring either IDH mutation and may address acquired resistance to IDH inhibition through isoform switching.

Currently, the FDA has approved one drug for IDH1 mutation and one drug for IDH2 mutation, but no dual inhibitor targeting both IDH1 and IDH2 mutants has been approved.

HMPL-306 Clinical Trials

The table below shows a summary of the clinical trials that we have recently underway or in planning for HMPL-306.

Clinical Trials of HMPL-306

Treatment	Sponsors/Partners	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-306 monotherapy	HUTCHMED	Hematological malignancies	China	I	Ongoing: close to establishing the RP2D, dose expansion in mid-2022	NCT04272957
HMPL-306 monotherapy	HUTCHMED	Solid tumors including but not limited to gliomas, chondrosarcomas or cholangiocarcinomas	U.S.	I	Ongoing: initiated in March 2021. Dose expansion phase is expected to start in mid-2022	NCT04762602
HMPL-306 monotherapy	HUTCHMED	Hematological malignancies	U.S	I	Ongoing: initiated in May 2021	NCT04764474

Phase I HMPL-306 monotherapy–China (Status: ongoing; NCT04272957)

In July 2020, we initiated our Phase I development in China.  This is a multi-center study to evaluate the safety, pharmacokinetics, pharmacodynamics and efficacy of HMPL-306 in patients of relapsed or refractory hematological malignancies with an IDH1 and/or IDH2 mutation. We plan to submit presentation data from the dose escalation portion of the study in China in mid-2022.

Phase I HMPL-306 monotherapy in solid tumors–U.S. and Europe (Status: ongoing; NCT04762602)

In March 2021, we initiated our Phase I development in the United States and Europe. This is a multi-center study to evaluate the safety, tolerability pharmacokinetics, pharmacodynamics and preliminary efficacy of HMPL-306 in solid tumors, including but not limited to gliomas, chondrosarcomas or cholangiocarcinomas. We plan to initiate the dose expansion portion of the study in relapsed or refractory solid tumors in mid-2022.

Phase I HMPL-306 monotherapy in hematological malignancies–U.S. and Europe (Status: ongoing; NCT04764474)

In the United States, IND applications for solid tumors and hematologic malignancies were cleared in October 2020. In May 2021, we dosed the first patient with IDHm+ hematological malignancies.

8.    HMPL-760, BTK Inhibitor

HMPL-760 is an investigational, non-covalent, third-generation BTK inhibitor. It is a highly potent, selective, and reversible inhibitor with long target engagement against BTK, including wild-type and C481S-mutated BTK.

Mechanism of Action

BTK is a key component of the B-cell receptor signaling pathway and is an important regulator of cell proliferation and cell survival in various lymphomas. The abnormal activation of B-cell receptor signaling is closely related to the development of B-cell type hematological cancers, which represent approximately 85% of all NHL cases. BTK is considered a validated target for drugs that aim to treat certain hematological cancers, however C481S mutation of BTK is a known resistance mechanism for first and second generation BTK inhibitors.

HMPL-760 Clinical Trials

The table below shows a summary of the clinical trials that we have recently underway or in planning for HMPL-760.

Clinical Trials of HMPL-760

Treatment	Sponsors/Partners	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-760	HUTCHMED	CLL, SLL, other	China	I	Ongoing: initiated	NCT05190068
monotherapy		NHL			in January 2022
HMPL-760	HUTCHMED	CLL, SLL, other	U.S.	I	Initiating	NCT05176691
monotherapy		NHL

We currently retain all rights to HMPL-760 worldwide. We have an ongoing Phase I study in China and are in the process of initiating a Phase I study in the United States. Both of these are multi-center and open-label studies to evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics and preliminary efficacy profile of HMPL-760 in patients with previously treated chronic lymphocytic leukemia/small lymphocytic lymphoma or other types of non-Hodgkin lymphoma.

9.    HMPL-453, FGFR Inhibitor

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

Common FGFR Alterations in Certain Tumor Types

	Gene amplification	Gene translocation	Gene mutation
FGFR1	Lung squamous (7-15%)	Lung squamous (n/a)	Gastric (4%)
	H&N squamous (10-17%)	Glioblastoma (n/a)	Pilocytic astrocytoma (5-8%)
	Esophageal squamous (9%)	Myeloproliferative syndrome (n/a)
	Breast (10-15%)	Breast (n/a)
FGFR2	Gastric (5-10%)	Intra-hepatic biliary tract cancer (14%)	Endometrial (12-14%)
	Breast (5-10%)	Breast (n/a)	Lung squamous (5%)
FGFR3	Bladder (3%)	Bladder (3-6%)	Bladder (60-80% NMIBC; 15-20% MIBC)
	Salivary adenoid cystic (n/a)	Lung squamous (3%)	Cervical (5%)
	Breast (1%)	Glioblastoma (3-7%)
Myeloma (15-20%)

Notes:	H&N = head and neck; NMIBC = non-muscle invasive bladder cancer; MIBC = muscle invasive bladder cancer; and n/a = data not available.
Source:	M. Touat et al., “Targeting FGFR Signaling in Cancer,” Clinical Cancer Research (2015); 21(12); 2684-94.

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

HMPL-453 Pre-clinical Evidence

HMPL-453 is a highly selective and potent, small molecule that targets FGFR 1/2/3 with an IC50 in the low nanomolar range.  Its good selectivity was revealed in the screening against 292 kinases.  HMPL-453 exhibited strong anti-tumor activity that correlated with target inhibition in tumor models with abnormal FGFR activation.

HMPL-453 has good pharmacokinetic properties characterized by rapid absorption following oral dosing, good bioavailability, moderate tissue distribution and moderate clearance in all pre-clinical animal species.  HMPL-453 was found to have little inhibitory effect on major cytochrome P450 enzymes, indicating low likelihood of drug-to-drug interaction issues.

HMPL-453 Clinical Development

The table below shows a summary of the clinical trials that we have recently completed and underway for HMPL-453.

Clinical Trials of HMPL-453

Treatment	Sponsors/Partners	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-453 monotherapy	HUTCHMED	2L Cholangiocarcinoma (IHCC with FGFR fusion)	China	II	Ongoing. ~10-15% of IHCC pts’ tumors harbor FGFR2 fusion	NCT04353375
HMPL-453 with chemotherapies	HUTCHMED	Advanced solid tumors	China	I/II	Ongoing; initiated in January 2022	NCT05173142
HMPL-453 with Tuoyi (PD-1)	HUTCHMED	Advanced solid tumors	China	I/II	Ongoing; initiated in January 2022	NCT05173142

Phase II HMPL-453 monotherapy in advanced IHCC–China (Status: ongoing; NCT04353375)

In September 2020, we initiated a Phase II, single-arm, multi-center, open-label study, evaluating the efficacy, safety and pharmacokinetics of HMPL-453 in patients with advanced IHCC with FGFR2 fusion that had failed at least one line of systemic therapy.  IHCC is a cancer that develops within the bile ducts, the second most common primary hepatic malignancy after hepatocellular carcinoma.  Approximately 10-15% of IHCC patients have tumors that harbor FGFR2 fusion.

Phase Ib/II HMPL-453 in combination with chemotherapies or toripalimab in advanced solid tumors–China (Status: ongoing; NCT05173142)

In January 2022, we initiated a Phase Ib/II, multi-center, two-stage, open-label clinical trial of HMPL-453 in combination with chemotherapy or the anti-PD-1 therapy, toripalimab, to evaluate the safety, tolerability, pharmacokinetics and preliminary efficacy profile of HMPL-453 combination therapy in patients with specific advanced or metastatic solid tumors. The first stage of the study is a dose escalation phase to determine the dose limiting toxicity (DLT) and recommended Phase II dose of HMPL-453 in combination with chemotherapy (gemcitabine and cisplatin) or toripalimab. The second stage of the study is a dose expansion phase in solid tumor patients with either gastric cancer, intrahepatic cholangiocarcinoma, or urothelial carcinoma, harboring specific FGFR gene alterations. Each solid tumor cohort will be treated with a specific combination of HMPL‑453 and a chemotherapy or anti-PD-1 therapy to further evaluate the preliminary efficacy, safety and tolerability at the recommended Phase II dose.

10.    HMPL-295, ERK Inhibitor

HMPL-295, a novel ERK inhibitor, is our tenth in-house discovered small molecule oncology drug candidate. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK pathway). This is our first of multiple candidates in discovery addressing the MAPK pathway.

Mechanism of Action

RAS-MAPK pathway is dysregulated in human diseases, particularly cancer, in which mutations or nongenetic events hyperactivate the pathway in more than 50% of cancers. Activating mutations in RAS genes occur in more than 30% of cancers. RAS and RAF mutations predict worse clinical prognosis in a wide variety of tumor types, mediate resistance to targeted therapies, and decrease the response to the approved standards of care, namely, targeted therapy and immunotherapy. On the MAPK pathway, KRAS inhibitors are under clinical evaluation, and acquired resistance develops for RAF/MEK targeted therapies. ERK inhibition has the potential to overcome or avoid the intrinsic or acquired resistance from the inhibition of RAS, RAF and MEK upstream mechanisms.

HMPL-295 Clinical Trials

The table below shows a summary of the clinical trial that we have underway for HMPL-295.

Clinical Trial of HMPL-295

Treatment	Sponsors/Partners	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-295	HUTCHMED	Solid tumors	China	I	Ongoing: initiated in	NCT04908046
monotherapy					July 2021

We currently retain all rights to HMPL-295 worldwide. We initiated our Phase I development in China in July 2021. This is a multi-center and open-label study to evaluate the safety, tolerability, pharmacokinetics and preliminary efficacy profile of HMPL-295, and to determine the maximum tolerated dose and RP2D in patients with advanced malignant solid tumors.

11.    HMPL-653, CSF-1R Inhibitor

HMPL-653 is an investigational novel, highly selective, and potent CSF-1R inhibitor designed to target malignant driven tumors as a monotherapy or in combination with other drugs.

Mechanism of Action

CSF-1R is usually expressed on the surface of macrophages and can promote growth and differentiation of macrophages. Studies have shown that blocking the CSF-1R signaling pathway could effectively modulate the tumor microenvironment, relieve tumor immunosuppression, and synergize with other anti-cancer therapies such as immune checkpoint inhibitors to achieve tumor inhibition. It has been demonstrated in several clinical studies that CSF-1R inhibitors could treat tenosynovial giant cell tumors and treat a variety of malignancies combined with immuno-oncology or other therapeutic agents.

HMPL-653 Clinical Trials

The table below shows a summary of the clinical trial that we have recently underway for HMPL-653.

Clinical Trial of HMPL-653

Treatment	Sponsors/Partners	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-653	HUTCHMED	Solid tumors &	China	I	Ongoing: initiated in	NCT05190068
monotherapy		tenosynovial giant			January 2022, ~110
		cell tumors			patients expected to be
enrolled

We currently retain all rights to HMPL-653 worldwide. We initiated our Phase I development in China in January 2022, and the study is a multi-center, open-label and single-armed study to evaluate the safety, tolerability, pharmacokinetics and preliminary efficacy of HMPL-653 in patients with advanced or metastatic solid tumors and tenosynovial giant cell tumors. We expect to enroll around 110 patients in this study.

12.    Epitinib and theliatinib, EGFR Inhibitors

Our strategy has been to create targeted therapies in the EGFR area that would go beyond the already approved EGFRm+ patient population to address certain areas of unmet medical needs that represent market opportunities, including: (i) brain metastasis and/or primary brain tumors with EGFRm+, which we seek to address with epitinib; and (ii) tumors with EGFR gene amplification or EGFR overexpressed, which we seek to address with theliatinib.

Epitinib (also known as HMPL-813) is a potent and selective oral EGFR inhibitor designed to optimize brain penetration. A significant portion of patients with EGFR activating mutations go on to develop brain metastasis. Patients with brain metastasis suffer from poor prognosis and low quality of life with limited treatment options. EGFR inhibitors have revolutionized the treatment of NSCLC with EGFR activating mutations. However, many approved EGFR inhibitors cannot penetrate the blood-brain barrier effectively, leaving the majority of patients with primary brain tumors or brain metastasis without an effective targeted therapy.

Furthermore, tumors with wild-type EGFR activation, for instance through gene amplification or protein over-expression, are less sensitive to many EGFR tyrosine kinase inhibitors due to sub-optimal binding affinity. Theliatinib (also known as HMPL-309) is a novel oral EGFR inhibitor that has been designed with strong affinity to the wild-type EGFR kinase and has demonstrated five to ten times the potency than Tarceva in pre-clinical trials. This holds importance because tumors with wild-type EGFR activation have been found to be less sensitive to current EGFR inhibitors and is notable in certain cancer types such as esophageal cancer, where 15-28% have EGFR gene amplification and 50-70% have EGFR overexpressed. As a result, we believe that theliatinib could potentially be more effective than existing EGFR tyrosine kinase inhibitor products and benefit patients with tumor types with a high incidence of wild-type EGFR activation.

We have completed Phase I and II trials for both epitinib (NSCLC with brain metastases; glioblastoma) and theliatinib (solid tumors; esophageal cancer) and have observed efficacy. However, we have decided not to continue their development as monotherapies at this time.

Our Research and Development Approach

Our core research and development philosophy is to take a holistic approach to the treatment of cancer and immunological diseases, through multiple modalities and mechanisms, including targeted therapies, immunotherapies and other pathways. A primary objective of our research efforts has been to develop next generation drug candidates with:

●	unique selectivity to limit target-based toxicity;
●	high potency to optimize the dose selection with the objective to lower the required dose and thereby limit compound-based toxicity;
●	chemical structures deliberately engineered to improve drug exposure in the targeted tissue; and
●	ability to be combined with other therapeutic agents, including targeted therapies, immunotherapies and chemotherapies.

We have built a drug discovery engine, with which we strive to create differentiated novel oncology and immunology treatments with global potential. These include furthering both small molecule and biologic therapies which address aberrant genetic drivers and cancer cell metabolism; modulate tumor immune microenvironment; and target immune cell checkpoints. We design drug candidates with profiles that enable them to be used in innovative combinations with other therapies, such as chemotherapy, immunotherapy and other targeted therapy in order to attack disease simultaneously through multiple modalities and pathways. We believe that this approach can significantly improve treatment outcomes for patients.

We believe our ability to successfully develop innovative drug candidates through our Oncology/Immunology operations will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. As a result of this commitment, our pipeline of drug candidates has been steadily advancing and expanding, with thirteen clinical-stage drug candidates. See “– Our Clinical Pipeline” for more details.

Beyond these clinical candidates, we continue to conduct research into discovering new types of drug candidates, including among others, small molecules addressing cancer-related apoptosis, cell signaling, epigenetics and protein translation; biologic drug candidates including bispecific antibodies; and novel technologies including antibody-drug conjugates and heterobifunctional small molecules.

Our Collaborations

Collaborations and joint ventures with corporate partners have provided us with significant funding and access to our partners’ scientific, development, regulatory and commercial capabilities. Our current oncology collaborations focus on savolitinib (collaboration with AstraZeneca) and fruquintinib (collaboration with Eli Lilly). When we entered into these collaborations, we had already conducted the discovery research and early clinical development of each drug candidate and, following our agreements, continued to conduct the clinical development and manage the engagement with regulatory authorities in China up to and including filing the NDAs with the NMPA. Our collaboration partners fund a significant portion of our research and development costs for drug candidates developed in collaboration with them. In addition, we receive upfront payments upon our entry into these collaboration arrangements and upon the achievement of certain development milestones for the relevant drug candidate. We have received upfront payments, equity contributions and milestone payments totaling approximately $183.5 million mainly from our collaborations with AstraZeneca and Eli Lilly as of December 31, 2021. In return, our collaboration partners are entitled to a significant proportion of any future revenue from our drug candidates developed in collaboration with them, as well as a degree of influence over the clinical development process for such drug candidates. In addition, we have entered into other clinical collaborations for combination studies of fruquintinib and surufatinib with drug candidates belonging to BeiGene, Innovent and/or Junshi. We also have an immunology collaboration with Inmagene with respect to four novel pre-clinical drug candidates discovered by us and an in-licensing collaboration with Epizyme with respect to tazemetostat.

AstraZeneca

In 2008, our in-house teams started research on MET inhibitors, subsequently discovering our drug candidate, savolitinib, and conducting its pre-clinical development in-house. In 2011, we submitted applications for clinical development and initiated Phase I clinical trials. In December 2011, we entered into an agreement with AstraZeneca under which we granted to AstraZeneca co-exclusive, worldwide rights to develop, and exclusive worldwide rights to manufacture and commercialize savolitinib for all diagnostic, prophylactic and therapeutic uses. In August 2016, December 2020 and November 2021, we and AstraZeneca amended the terms of the agreement. We refer to this agreement, including the amendments thereto, as the AstraZeneca Agreement.

AstraZeneca paid $20.0 million upon execution of the AstraZeneca Agreement and agreed to pay royalties and additional amounts upon the achievement of development and sales milestones. Under the original terms of the AstraZeneca Agreement, we and AstraZeneca agreed to share the development costs for savolitinib in China, with AstraZeneca being responsible for the development costs for savolitinib in the rest of the world.  With respect to certain clinical trials, we subsequently agreed with AstraZeneca on sharing development costs. As of December 31, 2021, we had received $49.9 million in milestone payments in addition to approximately $57.1 million in reimbursements for certain development costs. We may potentially receive future clinical development and first sales milestones payments for clinical development and initial sales of savolitinib, plus significant further milestone payments based on sales.  Subject to approval of savolitinib in treating PRCC, under the amended AstraZeneca Agreement, AstraZeneca is obligated to pay us increased tiered royalties from 14% to 18% annually on all sales made of any product outside of China, which represents a five percentage point increase over the original terms, subject to a potential downward adjustment on such point increase based on the amount of any contribution by AstraZeneca to the Phase III development in patients with such indication. After total aggregate additional royalties have reached five times our contribution to the Phase III development in patients with such indication, this royalty will step down over a two-year period, to an ongoing royalty rate of 10.5% to 14.5%.  AstraZeneca is also obligated to pay us a fixed royalty of 30% on all sales made of any product in China.

Development and collaboration under this agreement are overseen by a joint steering committee that is comprised of three of our senior representatives as well as three senior representatives from AstraZeneca.  AstraZeneca is responsible for the development of savolitinib and all regulatory matters related to this agreement in all countries and territories other than China, and we are responsible for the development of savolitinib and all regulatory matters related to this agreement in China. Since entering the AstraZeneca Agreement, we have continued to lead the development of savolitinib in China.

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

Eli Lilly

In 2007, our in-house research into VEGFR inhibitors led to the discovery of our drug candidate, fruquintinib. We conducted pre-clinical development in-house and initiated a Phase I clinical trial in 2010. In October 2013, we entered into an agreement with Eli Lilly whereby we granted Eli Lilly an exclusive license to develop, manufacture and commercialize fruquintinib for all uses in China and Hong Kong. In December 2018, following the commercial launch of fruquintinib in China, we and Eli Lilly amended the terms of the agreement and further amended the terms of the agreement in July 2020.  We refer to this agreement, including the amendments thereto, as the Eli Lilly Agreement.

Subsequent to the entering of the Eli Lilly Agreement, we continued to lead the development of fruquintinib, including all clinical trial development. Eli Lilly reimbursed us for a majority of the development costs and provided input over the course of the development of fruquintinib. Development, collaboration and manufacture of the products under this agreement are overseen by a joint steering committee comprised of equal numbers of representatives from each party.

Eli Lilly paid a $6.5 million upfront fee following the execution of the Eli Lilly Agreement in 2013, and agreed to pay royalties and additional amounts upon the achievement of development and regulatory approval milestones.  As of December 31, 2021, Eli Lilly had paid us $37.2 million in milestone payments in addition to approximately $57.7 million in reimbursements for certain development costs.

We could potentially receive future milestone payments for the achievement of development and regulatory approval milestones in China. Additionally, Eli Lilly is obligated to pay us tiered royalties from 15% to 20% annually on sales made of fruquintinib in China and Hong Kong, the rate to be determined based upon the dollar amount of sales made for all products in that year. Under the terms of our 2018 amendment, upon the first commercial launch of fruquintinib in China in a new life cycle indication, these tiered royalties increased to 15% to 29%. Under the terms of our 2020 amendment, we and Eli Lilly share gross profits linked to sales target performance. Subject to meeting pre-agreed sales targets, Eli Lilly will pay us an estimated total of 70% to 80% of Elunate in-market sales in the form of royalties, manufacturing costs and service payments.

Under the terms of our 2018 amendment, we are entitled to determine and conduct future life cycle indication development of fruquintinib in China beyond the three initial indications specified in the original Eli Lilly Agreement. After the 2018 amendment, we assumed responsibility for all development activities and costs for fruquintinib in China in new life cycle indications, and we have the liberty to collaborate with third-parties to explore combination therapies of fruquintinib with various immunotherapy agents. Under the terms of our 2020 amendment, we took over development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities for Elunate in China.

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

BeiGene

In May 2020, we entered into a clinical collaboration agreement with BeiGene to evaluate the safety, tolerability and efficacy of combining surufatinib and fruquintinib with BeiGene’s anti-PD-1 antibody tislelizumab, for the treatment of various solid tumor cancers, in the United States, Europe, China and Australia. Under the terms of the agreement, we and BeiGene each plan to explore development of the combination of surufatinib with tislelizumab or fruquintinib with tislelizumab in different indications and regions. We have agreed to provide mutual drug supply and other support.

Inmagene

In January 2021, we and Inmagene entered into a strategic partnership to further develop four novel pre-clinical drug candidates (HMPL-A28, HMPL-727, HMPL-662 and HMPL-958) discovered by us for the potential treatment of multiple immunological diseases. We will work together to move the drug candidates towards IND submission. If successful, Inmagene will then move the drug candidates through global clinical development.

Under the terms of the agreement, we have granted Inmagene exclusive options to four drug candidates solely for the treatment of immunological diseases. If Inmagene exercises an option, it will have the right to further develop, manufacture and commercialize that specific drug candidate worldwide, while we retain first right to co-commercialization in China. For each of the drug candidates, we will be entitled to development milestones of up to $95 million and up to $135 million in commercial milestones, as well as up to double-digit royalties upon commercialization.

Epizyme

In August 2021, we entered into a licensing agreement with Epizyme pursuant to which we obtained a co-exclusive license to develop, an exclusive license to commercialize and a co-exclusive license to manufacture tazemetostat in China, Hong Kong, Taiwan and Macau for all therapeutic and palliative uses in epithelioid sarcoma, follicular lymphoma (second line and third line), diffuse large b-cell lymphoma and any other indications that are approved according to the terms of the licensing agreement.

To date, we have paid Epizyme a $25.0 million upfront payment. We may be required to pay an additional aggregate amount of up to $110 million in development and regulatory milestone payments and up to an additional $175 million in sales milestone payments. Epizyme is also eligible to receive, across up to eight potential indications, certain tiered royalties (from mid-teen to low-twenties-percentage) based on annual net sales of tazemetostat in the licensed territory. In addition, we received a four-year warrant to acquire up to $65 million of Epizyme shares at a price of $11.50 per share.

We have the right to manufacture the licensed product for development and commercialization in the licensed territory and are generally responsible for funding all clinical trials of tazemetostat, including the portion of global trials conducted in the licensed territory. The agreement with Epizyme will remain in effect until, on a licensed product-by-licensed product basis, the expiration of the royalty term for each licensed product in the licensed territory. We have the right to terminate the agreement for convenience at any time, subject to a certain notice period. Either party has the right to terminate the agreement if the other party or its affiliates challenge its patents. In addition, either party may terminate the agreement with written notice for the other party’s material breach, subject to a certain cure period, or for the other party’s bankruptcy or insolvency.

Other Collaborations

In October and November 2018, we entered into multiple collaborations to evaluate combinations of fruquintinib and surufatinib.  These include a global collaboration with Innovent to evaluate the combination of fruquintinib with Tyvyt and a global collaboration with Junshi to evaluate the combination of surufatinib with Tuoyi.  In September 2019, we expanded our global collaboration agreement with Innovent to evaluate the safety and efficacy of Tyvyt in combination with surufatinib.

Other Ventures

Other Ventures is our large-scale, profitable drug marketing and distribution platform covering about 290 cities and towns in China with approximately 2,900 manufacturing and commercial personnel as of December 31, 2021.  Built over the past 20 years, it has been focused on the sale of prescription drug products and consumer health products conducted through the following entities:

Shanghai Hutchison Pharmaceuticals

Shanghai Hutchison Pharmaceuticals, our non-consolidated joint venture, primarily engages in the manufacture and sale of prescription drug products originally contributed by our joint venture partner, as well as third-party prescription drugs with a focus on cardiovascular medicine. Shanghai Hutchison Pharmaceuticals’ proprietary products are sold under the “Shang Yao” brand, literally meaning “Shanghai pharmaceuticals,” a trademark that has been used for over 50 years in the pharmaceutical retail market, primarily in Eastern China. In early 2019, Shanghai Hutchison Pharmaceuticals was awarded the 2018 State Scientific and Technological Progress Award – Second Prize, which was presented by President Xi Jinping, Premier Li Keqiang and other state leaders of the PRC at the National Science and Technology Awards Ceremony. This award was one of only two such awards given that year to studies in the botanical drug industry.

Its key product is She Xiang Bao Xin pills, a vasodilator for the long-term treatment of coronary artery and heart disease and for rapid control and prevention of acute angina pectoris, a form of chest pain. There are over one million deaths due to coronary artery disease per year in China. She Xiang Bao Xin pill is the third largest botanical prescription drug in this indication in China, with market share in 2021 of 19.6% (2020 of 18.2%) nationally and 43.6% (2020: 47.5%) in Shanghai. She Xiang Bao Xin pills’ sales represented 92% of all Shanghai Hutchison Pharmaceuticals sales in 2021.

She Xiang Bao Xin pills were first approved in 1983 and subsequently enjoyed 22 proprietary commercial protections under the prevailing regulatory system in China.  In 2005, Shanghai Hutchison Pharmaceuticals was able to attain “Confidential State Secret Technology” status protection, as certified by China’s Ministry of Science and Technology and State Secrecy Bureau, which extended proprietary protection in China until late 2016.  The Science and Technology Commission of Shanghai Municipality has subsequently extended such protection. Shanghai Hutchison Pharmaceuticals holds an invention patent in China covering its formulation, which extends proprietary protection through 2029.  She Xiang Bao Xin pill is one of less than two dozen proprietary prescription drugs represented on China’s National Essential Medicines List, which means that all Chinese state-owned health care institutions are required to carry it. She Xiang Bao Xin pill is fully reimbursed in all of China.

Shanghai Hutchison Pharmaceuticals manufactures its products at its 78,000 square meter production facility located in Feng Pu district outside the center of Shanghai. Shanghai Hutchison Pharmaceuticals holds 74 drug product manufacturing licenses, of which 17 are included in the National Essential Medicines List, and three are in active production. The factory is operated by over 530 manufacturing staff.

As of December 31, 2021, Shanghai Hutchison Pharmaceuticals had a commercial team of about 2,200 medical sales representatives allowing for the promotion and scientific detailing of our products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China. Shanghai Hutchison Pharmaceuticals, through its GSP-certified subsidiary, sells its products and its third-party licensed prescription drugs directly to distributors who on-sell such products to hospitals and clinics, pharmacies and other retail outlets in their respective areas, as well as to other local distributors. As of December 31, 2021, Shanghai Hutchison Pharmaceuticals engaged a group of approximately 550 primary distributors to cover China. These primary distributors in turn used over 2,000 secondary distributors to work directly with hospitals, on a local level, to manage logistics. Shanghai Hutchison Pharmaceuticals’ own prescription drugs sales representatives promote its products to doctors and purchasing managers in hospitals, clinics and pharmacies as part of its marketing efforts.

Hutchison Sinopharm

Hutchison Sinopharm is our consolidated joint venture with Sinopharm.  Based in Shanghai, Hutchison Sinopharm focuses on providing logistics services to, and distributing and marketing prescription drugs in China.  As of December 31, 2021, Hutchison Sinopharm had a dedicated team of over 130 commercial staff focused on two key areas of operation—a commercial team that markets approximately 1,100 third-party prescription drug and other products directly to about 700 public and private hospitals in the Shanghai region and through a network of approximately 50 distributors to cover all other provinces in China, and a second commercial team that markets our Zhi Ling Tong infant nutrition brand through a network of over 32,000 promoters in over 7,700 outlets in China.

Starting in 2015, Hutchison Sinopharm had been the exclusive marketing agent for Seroquel tablets in China.  In June 2018, AstraZeneca sold and licensed its rights to Seroquel to Luye Pharma Group, Ltd., including its rights in China.  The terms of our agreement with AstraZeneca were assigned to Luye Pharma Hong Kong Ltd., or Luye Pharma HK.  In May 2019, we received a notice from Luye Pharma HK purporting to terminate our agreement.  We believe that Luye Pharma HK had no basis for termination and commenced confidential legal proceedings to seek damages. In December 2021, the Hong Kong International Arbitration Centre made a final award in favor of Hutchison Sinopharm against Luye Pharma Hong Kong in the amount of RMB253.2 million plus costs we incurred in the legal proceedings and interest. We expect the award to be paid in 2022. We did not have any revenue from the distribution of Seroquel for the years ended December 31, 2019, 2020 and 2021.

In 2019, we began building an in-house oncology commercial sales and marketing team at Hutchison Sinopharm to support the launch of certain of our innovative oncology drugs.  By December 31, 2021, this team had grown to over 630 commercial sales and marketing staff.

In 2021, a substantial portion of Hutchison Sinopharm’s sales were made directly to hospitals and clinics, with the remaining sales being made through distributors. As of December 31, 2021, Hutchison Sinopharm had approximately 740 customers of which approximately 6% were distributors, and the revenue generated from these distributors accounted for approximately 26% of the revenue of Hutchison Sinopharm for the year ended December 31, 2021.

Hutchison Baiyunshan

Hutchison Baiyunshan was our non-consolidated joint venture until we disposed of our interest in it in September 2021. It focused primarily on the manufacture, marketing and distribution of over-the-counter pharmaceutical products, including Banlangen granules for the treatment of viral flu, fever, and respiratory tract infections and Fu Fang Dan Shen tablets for the treatment of chest congestion and angina pectoris.

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

HUTCHMED Science Nutrition

HUTCHMED Science Nutrition is our wholly owned subsidiary that is primarily engaged in the distribution of third-party consumer products in Asia.

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

Savolitinib

While there are currently no approved selective MET inhibitors on the market in China, two selective MET inhibitors are on the market in the US and Japan: Tepmetko (tepotinib) and Tabrecta (capmatinib) are approved for MET exon 14 skipping NSCLC with additional programs underway focused on lung cancer. Market Authorization Applications for Tabrecta and Tepmetko are both under review by the European Medicines Agency (EMA) for use in the treatment of MET exon 14 skipping NSCLC. Other selective MET inhibitors in development include telisotuzumab vedotin (in Phase II for advanced solid tumors, including NSCLC), elzovantinib (TPX-0022, in Phase I/II development for advanced solid tumors), AMG 337 (in Phase II for advanced or metastatic clear cell sarcoma harboring the EWSR1-ATF1 gene fusion), and glumetinib (in Phase I/II in China for advanced solid tumors, including MET-altered NSCLC). Sym-015 is a bi-specific antibody that binds to non-overlapping epitopes on the extracellular domain of the Met receptor tyrosine kinase (in Phase IIa development).

Approved compounds that inhibit MET as well as other kinases include Xalkori (crizotinib) (ALK, ROS1 and MET inhibitor marketed for NSCLC) and Cabometyx (cabozantinib) (VEGFR/MET/Ret inhibitor approved for RCC and liver cancer as well as in development for genitourinary cancers).  Amivantamab (JNJ-61186372) (EGFR/MET bi-specific antibody) is approved for NSCLC harboring EGFR exon 20 insertion mutation and in late-stage development for EGFRm+ NSCLC.

Surufatinib

Sutent (VEGFR inhibitor) and Afinitor (mTOR inhibitor) have been approved for the treatment of pancreatic NETs.  Somatuline Depot (Lanreotide) is a growth hormone release inhibitor that has been approved for the treatment of gastroenteropancreatic NETs.  Sandostatin (octreotide) is a growth hormone and insulin-like growth factor-1 inhibitor that has also been approved for NETs.  Lutathera (Lu-dotatate), a somatostatin receptor targeting radiotherapy, has been approved by the FDA for the treatment of somatostatin receptor positive gastroenteropancreatic NETs.  Furthermore, small molecules, monoclonal antibodies and radiotherapies are being developed for the treatment of NETs.  Compounds undergoing development for NETs include Inlyta (axitinib, tyrosine kinase inhibitor), and Vargatef (nintedanib, a tyrosine kinase inhibitor).  Cometriq (an additional brand name for cabozantinib) has been marketed for thyroid cancer and is being studied for NETs.  In addition, Avastin is an anti-VEGF monoclonal antibody being studied for NETs.

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

Sovleplenib and Amdizalisib

There has been extensive research on oral small-molecule Syk inhibitors due to the major unmet medical need in inflammation and oncology. However, many Syk inhibitors have failed in the development stage due to their off-target toxicity as a result of lower kinase selectivity and possibly poor pharmacokinetic properties. The only small molecule drug candidate targeting Syk specifically has been approved to date is Tavalisse for the treatment of chronic immune thrombocytopenia. Lanraplenib (GS-9876) is a Syk inhibitor that has been studied for autoimmune diseases, but not currently in active development for autoimmune diseases. Syk inhibitors currently in clinical studies for hematological cancers include entospletinib (AML harboring NPM1c or FLT3 mutations), lanraplenib and cerdulatinib (lymphoma).

Currently there are three PI3K inhibitors approved and on the market.  In February 2021, Ukoniq (umbralisib) was approved for the treatment of relapsed or refractory marginal zone lymphoma and follicular lymphoma, although the FDA is currently investigating possible increased risk of death associated with umbralisib.  Aliqopa (copanlisib, pan-PI3K inhibitor) was approved for relapsed follicular lymphoma as a monotherapy and is being studied in combination with rituximab as well as rituximab and chemotherapy in NHL. Copiktra (duvelisib, PI3K-δ/γ dual inhibitor) is currently approved for relapsed/refractory chronic lymphocytic leukemia/small lymphocytic lymphoma as a monotherapy. In January 2022, Incyte announced that it is withdrawing its NDA for parsaclisib due to the investment required to complete a post marketing confirmatory study within the timeframe required by the FDA. In addition, several drug candidates that inhibit PI3Kδ are in clinical development for hematological cancers, including zandelisib (ME-401), ACP 319 and YY-20394.

Tazemetostat

The most common treatments for follicular lymphoma are chemotherapies, usually combined with the monoclonal antibody Rituxan, or Gazyva, which is an antibody that acts against the same target as Rituxan, CD20. While Rituxan and a number of other widely used anti-cancer agents are labeled broadly for follicular lymphoma, no therapies are approved specifically for the treatment of tumors associated with EZH2 activating mutations. There are a number of companies currently evaluating investigational agents in the relapsed and refractory follicular lymphoma patient setting.

In the relapsed and refractory follicular lymphoma patient setting, both current and near-term competition exists. Current competition includes CD20 combinations along with multiple PI3K inhibitors. Near term competition includes companies currently evaluating investigational agents with varying mechanisms of action.

Other than tazemetostat, there are no therapies which have been approved specifically for the treatment of epithelioid sarcoma. Epithelioid sarcoma, an INI1-negative tumor, is typically treated with surgical resection when it presents as localized disease. When epithelioid sarcoma recurs or metastasizes, it may be treated with systemic chemotherapy or investigational agents because, other than tazemetostat, there are no approved systemic therapies specifically indicated for this disease. To the best of our knowledge there are no competitive products in development specifically for epithelioid sarcoma. However, we are aware of several clinical trials run by competitors that recruit patients with soft tissue sarcoma, which is inclusive of epithelioid sarcoma.

HMPL-306

Tilbsovo (ivosidenib) is an approved therapy that specifically inhibits IDH1 while Idhifa (enasidenib) is an approved therapy that specifically inhibits IDH2.  To date, there are no approved therapies that inhibit both IDH1 and IDH2, which could be advantageous in deferring resistance to therapy. A pan-IDH inhibitor, vorasidenib, is currently in late stage development for glioma. An IDH 1/2 inhibitor, LY3410738, is in Phase 1 development for both hematological malignancies and solid tumors. Other IDH1 inhibitors in development include olutasidenib (FT-2102), BAY1436032, and DS-1001b.

HMPL-760

Approved first and second generation BTK inhibitors include Imbruvica, Calquence, Tirabrutinib, Brukinsa and orelabrutinib. Rolling NDA submission started for pirtobruntinib in mantle cell lymphoma in December 2021. Nemtabrutinib, orelabrutinib, TG-1701 and JNJ-64264681 are in development for cancer. A number of other BTK inhibitors, such as evobrutinib, remibrutinib, tolebrutinib, rilzabrutinib, SAR444727 and fenebrutinib, are in development for immunological diseases.

HMPL-453

To date, Balversa, Pemazyre and Truseltiq are the only approved therapies that specifically target the FGFR signaling pathway. Late-stage studies are underway for futibatinib and derazantinib.  Additionally, a FGFR specific monoclonal antibody, bemarituzumab, is in Phase III development for gastric cancer and gastroesophageal junction (GEJ) adenocarcinoma. Several small molecule FGFR TKI are in clinical trials for solid tumors, including AZD4547, rogaratinib, fisogatinib (BLU-554), famitinib, Debio 1347, E7090, ICP-192, ICP-105, ASP5878, FGF401, RLY-4008 and HH185.

HMPL-295

To date, no ERK inhibitor drug has been approved. A number of ERK inhibitors, including BVD-523, LY3214996 and LLT462, among others are being developed in clinical settings as a single agent and/or in combination with various therapeutical agents.

HMPL-653

Turalio is the only FDA approved CSF-1R inhibitor drug and currently there is no CSF-1R inhibitors approved in China. CSF-1R inhibitors in development globally include axatilimab, BLZ945, vimseltinib, AMB-05X, NMS-03592088, ARRY-382, JNJ-40346527, emactuzumab, AMG820 and IMC-CS4.

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

We believe that we compete primarily on the basis of brand recognition, pricing, sales network, promotion activities, product efficacy, safety and reliability.  We believe our Other Ventures’ continued success will depend on our business’s capability to: maintain profitability of its products, obtain and maintain regulatory approvals, develop drug candidates with market potential, maintain an efficient operational model, apply technologies to production lines, attract and retain talented personnel, maintain high quality standards, and effectively market and promote the products sold by our prescription drugs business.

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

Patents

We and our joint ventures file patent applications directed to our Oncology/Immunology drugs and drug candidates and our Other Ventures’ products in an effort to establish intellectual property positions with regard to new small molecule compounds and/or extracts of natural herbs, their compositions as well as their medical uses in the treatment of diseases. In relation to our Oncology/Immunology operations, we also file patent applications directed to crystalline forms, formulations, processes, key intermediates, and secondary uses as clinical trials for our drug candidates evolve. We file such patent applications in major market jurisdictions, including but not limited to the United States, Europe, Japan and China.

Our Oncology/Immunology Patents

As of December 31, 2021, we had 270 issued patents, including 21 Chinese patents, 24 U.S. patents and 14 European patents, 184 patent applications pending in the above major market jurisdictions, and 13 pending PCT patent applications relating to the drugs and drug candidates of our Oncology/Immunology operations. The intellectual property portfolios for our most advanced drug candidates are summarized below. With respect to most of the pending patent applications covering our drug candidates, prosecution has yet to commence. Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the relevant patent office is often significantly narrowed by the time when they issue, if they issue at all. We expect this to be the case for our pending patent applications referred to below.

Savolitinib—The intellectual property portfolio for savolitinib contains two patent families.

The first patent family for savolitinib is directed to novel small molecule compounds as well as methods of treating cancers with such compounds. As of December 31, 2021, we owned 56 patents in this family, including patents in China, the United States, Europe and Japan, each expiring in 2030, and we also had 11 patent applications pending in various other jurisdictions.

The second patent family is directed to the method for the preparation of savolitinib. As of December 31, 2021, we had 17 patent applications pending in this family in various jurisdictions, including China, the United States, Europe, and Japan, each of which, if issued, would have an expiration date in 2039. This patent family is co-owned by us and AstraZeneca.

Our collaboration partner AstraZeneca is responsible for maintaining and enforcing the intellectual property portfolio for savolitinib.

Surufatinib—The intellectual property portfolio for surufatinib contains nine patent families.

The first patent family for surufatinib is directed to novel small molecule compounds as well as methods of treating tumor angiogenesis-related disorders with such compounds. As of December 31, 2021, in this patent family we owned one Chinese patent expiring in 2027 and 12 patents in various other jurisdictions, including the United States expiring in 2031, and Europe and Japan, each expiring in 2028. As of December 31, 2021, we also had one patent application pending in Brazil.

The second patent family is directed to the crystalline forms of surufatinib as well as methods of treating tumor angiogenesis-related disorders with such forms. As of December 31, 2021, in this patent family we owned two patents in China expiring in 2029 and 2030, respectively, and we owned 15 patents in other jurisdictions, including the United States expiring in 2031 and Europe expiring in 2030. As of December 31, 2021, we also had one patent application pending in Brazil.

The third patent family is directed to the formulation of a micronized active pharmaceutical ingredient used in surufatinib as well as methods of treating tumor angiogenesis-related disorders with such formulation. As of December 31, 2021, we owned 11 patents in this family in various jurisdictions, including China, Europe and Japan, each of which will expire in 2036. We also had 8 patent applications pending in various other jurisdictions, each of which, if issued, would have an expiration date in 2036.

The fourth patent family is directed to clinical indications of surufatinib. With respect to this patent family, we had one patent application pending in Japan, which, if issued, would have an expiration date in 2036.

The fifth patent family is subject to confidential review by the patent authorities. With respect to this family, we had one patent application pending in China, which, if issued, would have an expiration date in 2040.

The sixth patent family is directed to the pharmaceutical combinations of toripalimab and surufatinib. With respect to this family, we had one PCT and one Taiwan applications pending, each of which, if issued, would have an expiration date in 2041. This patent family is co-owned by us and Shanghai Junshi Biosciences Co., Ltd.

The seventh patent family is subject to confidential review by the patent authorities. With respect to this family, we had one patent application pending in the United States, which, if issued, would have an expiration date in 2041.

The eighth and ninth patent families are each subject to confidential review by the patent authorities. With respect to each of these families, we had one patent application pending in China, which, if issued, would have an expiration date in 2041.

Fruquintinib—The intellectual property portfolio for fruquintinib contains six patent families.

The first patent family for fruquintinib is directed to novel small molecule compounds as well as methods of treating tumor angiogenesis-related disorders with such compounds. As of December 31, 2021, we owned three U.S. patents, one Chinese patent and one Taiwanese patent in this family, each of which will expire in 2028. We also owned 15 patents in other jurisdictions including Europe and Japan, each of which will expire in 2029. As of December 31, 2021, we also had one patent application pending in Brazil.

The second patent family is directed to crystalline forms of fruquintinib as well as methods of treating tumor angiogenesis-related disorders with such forms. As of December 31, 2021, we owned 22 patents in this family in various jurisdictions, including the United States, China, Europe and Japan, each of which will expire in 2035, and we had 5 patent applications pending in various other jurisdictions.

The third patent family is directed to the method of preparing one of the critical intermediates used in the manufacturing process of fruquintinib. With respect to this patent family, we had one patent in China expiring in 2034.

The fourth patent family is directed to the pharmaceutical composition of fruquintinib. As of December 31, 2021, we had 7 patent applications pending in this patent family in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2039.

The fifth patent family is directed to the pharmaceutical combinations of geptanolimab and fruquintinib. With respect to this family, we had one patent application pending in China, which, if issued, would have an expiration date in 2040. We also had one PCT application pending in this family, which, if issued, would have an expiration date in 2041. This patent family is co-owned by us and Genor Biopharma Co. Ltd.

The sixth patent family is directed to the pharmaceutical combinations of sintilimab and fruquintinib. With respect to this family, we had one PCT and one Taiwan application pending, each of which, if issued, would have an expiration date in 2041. This patent family is co-owned by us and Innovent Biologics (Suzhou) Co. Ltd.

Sovleplenib—The intellectual property portfolio for sovleplenib contains two patent families.

The first patent family is directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases, allergic diseases, cell-proliferative diseases, and immunological diseases with such compounds. As of December 31, 2021, we owned 24 patents in this family in various jurisdictions, including the United States, China, Europe and Japan, each of which will expire in 2032. As of December 31, 2021, we also had one patent application pending in India.

The second patent family is directed to the salts of sovleplenib as well as crystalline forms thereof. As of December 31, 2021, we had 24 patent applications pending in this patent family in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2038.

Amdizalisib—The intellectual property portfolio for amdizalisib contains three patent families.

The first patent family is directed to novel small molecule compounds as well as uses of such compounds. As of December 31, 2021, we owned 25 patents in this family in various jurisdictions, including the United States, Europe, China and Japan, each of which will expire in 2035. As of December 31, 2021, we also had two patent applications pending in this family in Argentina and Brazil.

The second patent family is directed to crystalline forms of amdizalisib. As of December 31, 2021, we had 23 patent applications pending in this family in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2039.

The third patent family is directed to the method of preparing one of the critical intermediates used in the manufacturing process of amdizalisib. With respect to this patent family, we had one patent in China expiring in 2038.

Tazemetostat — The intellectual property portfolio for Tazemetostat is licensed from Epizyme, Inc.

We entered into a licensing agreement with Epizyme pursuant to which we obtained a co-exclusive license to develop, an exclusive license to commercialize and a co-exclusive license to manufacture tazemetostat in China, Hong Kong, Taiwan and Macau for all therapeutic and palliative uses in epithelioid sarcoma, follicular lymphoma (second line and third line), diffuse large B-cell lymphoma and any other indications that are approved according to the terms of the licensing agreement. For more details, please see “—Our Collaborations—Epizyme.”

HMPL-306 — The intellectual property portfolio for HMPL-306 contains one patent family.

The patent family is directed to novel small molecule compounds as well as methods of treating cancers with the compounds. As of December 31, 2021, we had 24 patent applications pending in this patent family in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2038.

HMPL-760 — The intellectual property portfolio for HMPL-760 contains one patent family.

The patent family is directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases or auto-immune diseases with such compounds. As of December 31, 2021, in this patent family we had PCT, the United States, Argentina and Taiwan applications pending, each of which, if issued, would have an expiration date in 2041.

HMPL-453 — The intellectual property portfolio for HMPL-453 contains two patent families.

The first patent family is directed to novel small molecule compounds as well as methods of treating cancers with the compounds. As of December 31, 2021, we owned 22 patents in this family in various jurisdictions, including China, Europe, Japan and the United States, each of which will expire in 2034. As of December 31, 2021, we had three patent applications pending in various other jurisdictions.

The second patent family is directed to the salts of HMPL-453. With respect to this family, we had PCT, Argentina and Taiwan applications pending, each of which, if issued, would have an expiration date in 2040.

HMPL-295 — The intellectual property portfolio for HMPL-295 contains one patent family.

The patent family is directed to novel small molecule compounds as well as methods of treating cancers or auto-immune diseases with such compounds. As of December 31, 2021, in this patent family we had 23 patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2040.

HMPL-653 — The intellectual property portfolio for HMPL-653 contains one patent family.

The patent family is directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases or auto-immune diseases with such compounds. As of December 31, 2021, in this patent family we had PCT, Argentina and Taiwan applications pending, each of which, if issued, would have an expiration date in 2041.

Epitinib—The intellectual property portfolio for epitinib contains two patent families.

The first patent family is directed to novel small molecule compounds as well as methods of treating cancers with such compounds. As of December 31, 2021, we owned two patents in China and Taiwan expiring in 2028, one patent in the United States expiring in 2031 and 14 patents in other jurisdictions, including Europe, each expiring in 2029.

The second patent family is directed to the salts and solvates of epitinib and crystalline forms thereof, as well as methods of treating cancers with such forms. As of December 31, 2021, we had one patent application pending in this family in China, which, if issued, would have an expiration date in 2038.

Theliatinib—The intellectual property portfolio for theliatinib contains two patent families.

The first patent family is directed to novel small molecule compounds as well as methods of treating cancers with such compounds. As of December 31, 2021, we owned 19 patents in this family in various jurisdictions, including China and Japan, each of which will expire in 2031.

The second patent family is directed to the salts and solvates of theliatinib and crystalline forms thereof. With respect to this family, we had one Chinese application pending, which, if issued, would have an expiration date in 2038.

Other Ventures Patents

As of December 31, 2021, our joint venture Shanghai Hutchison Pharmaceuticals had 60 issued patents and 37 pending patent applications in China, including patents for its key prescription products described below.

She Xiang Bao Xin Pills.  As of December 31, 2021, Shanghai Hutchison Pharmaceuticals held an invention patent in China directed to the formulation of the She Xiang Bao Xin pill.  Under PRC law, invention patents are granted for new technical innovations with respect to products or processes.  Invention patents in China have a maximum term of 20 years.  This patent will expire in 2029.  The “Confidential State Secret Technology” status protection on the She Xiang Bao Xin pill technology held by Shanghai Hutchison Pharmaceuticals, as certified by China’s Ministry of Science and Technology and State Secrecy Bureau, is currently active.

Danning Tablets.  As of December 31, 2021, Shanghai Hutchison Pharmaceuticals also held an invention patent in China directed to the formulation of the Danning tablet.  This patent will expire in 2027.

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

Trademarks and Domain Names

We conduct our business using trademarks with various forms of the “Hutchison”, “Chi-Med”, “Hutchison China MediTech”, “HUTCHMED”, “Elunate”, “Sulanda”, “Orpathys” and “Tazverik” brands, the logos used by HUTCHMED Limited, as well as domain names incorporating some or all of these trademarks. In April 2006, we entered into a brand license agreement (as amended and restated on June 15, 2021) with Hutchison Whampoa Enterprises Limited, an indirect wholly-owned subsidiary of CK Hutchison, pursuant to which we have been granted a non-exclusive, non-transferrable, royalty-free right to use the “Hutchison”, “Hutchison China MediTech”, “Chi-Med”, “HUTCHMED” trademarks, domain names and other intellectual property rights owned by the CK Hutchison group in connection with the operation of our business worldwide. See “Connected Transactions” for further details. The Elunate and Orpathys trademarks are licensed to us in China by our collaboration partners Eli Lilly and AstraZeneca, respectively. The trademarks for the HUTCHMED Limited logo and “Sulanda” are owned by us. The Tazverik trademark is licensed to us in China, Hong Kong, Taiwan and Macau by our collaboration partner Epizyme.

In addition, our joint ventures seek trademark protection in China for their products.  As of December 31, 2021, our joint venture Shanghai Hutchison Pharmaceuticals owned a total of 12 trademarks in China related to products sold by it.  For example, the name “Shang Yao” is a registered trademark of Shanghai Hutchison Pharmaceuticals in China for certain uses including pharmaceutical preparations.

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

We generally aim to identify and qualify one or more manufacturers to provide such active pharmaceutical ingredients prior to submission of an NDA to the FDA and/or NMPA.  We contract with a single supplier to manufacture and supply us with the active pharmaceutical ingredient for fruquintinib for commercial purposes and are in the process of engaging a second supplier. We have already validated the second supplier’s cGMP production processes and the application for this second supplier has been approved by the NMPA. We also contract with a single supplier to manufacture and supply us with the active pharmaceutical ingredient for surufatinib for commercial purposes. We contracted with a single supplier to provide active pharmaceutical ingredient and finished product for savolitinib. We manage the risk of price fluctuations and supply disruptions of active pharmaceutical ingredients by purchasing them in bulk quantities as these ingredients have a relatively long shelf life. Other than the foregoing, we do not currently have arrangements in place for a contingent or second-source supply of the active pharmaceutical ingredients for fruquintinib, surufatinib or savolitinib in the event any of our current suppliers of such active pharmaceutical ingredients or finished product cease their operations for any reason, which may lead to an interruption in our production and operations. However, to date, while we have experienced price fluctuations associated with our raw materials, we have not experienced any material disruptions in the supply of the active pharmaceutical ingredients or the other raw materials we and our joint venture partners use. See Item 3.D. “Risk Factors—Certain of our joint venture parties principal products involve the cultivation or sourcing of key raw materials including botanical products, and any quality control or supply failure or price fluctuations could adversely affect our ability to manufacture our products and/or could materially and adversely affect our operating results.”

Quality Control and Assurance

We have our own independent quality control system and devote significant attention to quality control for the designing, manufacturing and testing of our products.  We have established a strict quality control system in accordance with the NMPA regulations.  Our laboratories fully comply with the Chinese manufacturing guidelines and are staffed with highly educated and skilled technicians to ensure quality of all batches of product release.  We monitor in real time our operations throughout the entire production process, from inspection of raw and auxiliary materials, manufacture, delivery of finished products, clinical testing at hospitals, to ethical sales tactics.  Our quality assurance team is also responsible for ensuring that we are in compliance with all applicable regulations, standards and internal policies.  Our senior management team is actively involved in setting quality policies and managing internal and external quality performance of our company and our joint venture Shanghai Hutchison Pharmaceuticals.

Customers and Suppliers

For the years ended December 31, 2019, 2020 and 2021, we generated revenue of $75.7 million, $102.3 million and $188.9 million from our five largest customers, respectively. For the years ended December 31, 2019, 2020 and 2021, revenue from our five largest customers represented approximately 37%, 45% and 53% of our total revenue, respectively, and revenue from our largest customer in those periods represented approximately 13%, 16% and 16% of our revenue in the same periods, respectively. Save for Sinopharm, our five largest customers were independent third parties and none of our directors or their close associates or, to the knowledge of our directors, any shareholders who owned more than 5% of our issued ordinary shares had any interest in any of our five largest customers as of the date of the filing of this annual report.

In 2019, 2020 and 2021, Sinopharm, which jointly owns Hutchison Sinopharm with us, was one of our five largest customers. Sales to Sinopharm and/or its associates contributed 14%, 16% and 12% of our revenue in 2019, 2020 and 2021, respectively. Purchases from Sinopharm and/or its associates contributed less than 1% of our total purchases in 2019, 2020 and 2021, respectively.

For the years ended December 31, 2019, 2020 and 2021, the total purchases from our five largest suppliers were $46.8 million, $58.0 million and $100.6 million, respectively. For the years ended December 31, 2019, 2020 and 2021, our purchases from our five largest suppliers represented 28% of our total purchases. Save for Shanghai Hutchison Pharmaceuticals and Hain Celestial, all of our five largest suppliers were independent third parties and none of our directors or their close associates or, to the knowledge of our directors, any shareholder who owned more than 5% of our issued ordinary shares had any interest in any of our five largest suppliers as of the date of the filing of this annual report.

Contract Research Organizations

Although we or our collaboration partners design the clinical trials for our drug candidates, CROs conduct most of the clinical trials. Our agreements with CROs are usually structured as master service agreements which set out the services to be performed, payment schedule, term and confirmation that all intellectual rights arising out of or made in performance of the services are owned by us. We and our collaboration partners work with major global and Chinese CROs.

Certificates and Permits

HUTCHMED (Suzhou) Limited (formerly Hutchison MediPharma (Suzhou) Limited) holds a pharmaceutical manufacturing permit issued by its local regulatory authority expiring on September 13, 2025.  It also complies with applicable GMP standards.

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

Shanghai Shangyao Hutchison Whampoa GSP Company Limited, a subsidiary of Shanghai Hutchison Pharmaceuticals, holds a pharmaceutical trading license from its local regulatory authority expiring on November 17, 2024.  It also holds a GSP certificate issued by its local regulatory authority expiring on November 17, 2024.

Regulations

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

The primary responsibilities of the NMPA include:

●	monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment as well as cosmetics in the PRC;
●	formulating administrative rules and policies concerning the supervision and administration of cosmetics and the pharmaceutical industry; evaluating, registering and approving of new drugs, generic drugs, imported drugs and traditional Chinese medicine;
●	undertaking the standard, registration, quality and post marketing risk management of pharmaceutical products, medical appliances and equipment as well as cosmetics; and
●	examining, evaluating and supervising the safety of pharmaceutical products, medical appliances and equipment as well as that of cosmetics.

The MOH is an authority at the ministerial level under the State Council and is primarily responsible for national public health.  Following the establishment of the SFDA in 2003, the MOH was put in charge of the overall administration of national health in the PRC excluding the pharmaceutical industry.  In March 2008, the State Council placed the SFDA under the management and supervision of the MOH.  The MOH performs a variety of tasks in relation to the health industry such as establishing social medical institutes and producing professional codes of ethics for public medical personnel.  The MOH is also responsible for overseas affairs, such as dealings with overseas companies and governments.  In 2013, the MOH and the National Population and Family Planning Commission were integrated into the National Health and Family Planning Commission of the PRC, or the NHFPC.  On March 17, 2018, the First Session of the Thirteenth National People’s Congress approved the State Council Institutional Reform Proposal, according to which the responsibilities of NHFPC and certain other governmental authorities are consolidated into the National Health Commission, or the NHC, and the NHFPC shall no longer be maintained.  The responsibilities of the NHC include organizing the formulation of national drug policies, the national essential medicine system and the National Essential Medicines List and drafting the administrative rules for the procurement, distribution and use of national essential medicines.

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

Highlights of these healthcare reform policies and regulations include the following:

●	The overall objective of the reform is to establish a basic healthcare system to cover both urban and rural residents and provide the Chinese people with safe, effective, convenient and affordable healthcare services. The PRC government aims to extend basic medical insurance coverage to at least 90% of the country’s population by 2011 and increase the amount of subsidies on basic medical insurance for urban residents and rural cooperative medical insurance to RMB120 ($18.32) per person per year by 2010. By 2020, a basic healthcare system covering both urban and rural residents should be established.

●	The reforms aim to promote orderly market competition and improve the efficiency and quality of the healthcare system to meet the various medical needs of the Chinese population. From 2009, basic public healthcare services such as preventive healthcare, maternal and child healthcare and health education will be provided to urban and rural residents. In the meantime, the reforms also encourage innovations by pharmaceutical companies to eliminate low-quality and duplicative products.
●	The five key tasks of the reform from 2009 to 2011 are as follows: (1) to accelerate the formation of a basic medical insurance system; (2) to establish a national essential drug system; (3) to establish a basic healthcare service system; (4) to promote equal access to basic public healthcare services; and (5) to promote the reform of public hospitals.

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

Certain revisions to the PRC Drug Administration Law took effect on December 1, 2001.  They were formulated to strengthen the supervision and administration of pharmaceutical products, and to ensure the quality and the safety of pharmaceutical products for human use.  The revised PRC Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products.  It regulates and prescribes a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies, and medicinal preparations of medical institutions and the development, research, manufacturing, distribution, packaging, pricing and advertisements of pharmaceutical products.

The PRC Drug Administration Law was later amended on December 28, 2013 and April 24, 2015 by the Standing Committee of the National People’s Congress. It provides the basic legal framework for the administration of the production and sale of pharmaceutical products in China and covers the manufacturing, distributing, packaging, pricing and advertising of pharmaceutical products.

On August 26, 2019, the Standing Committee of the National People’s Congress promulgated the amended PRC Drug Administration Law, which took effect on December 1, 2019.  The amendment brought a series of changes to the drug supervision and administration system, including but not limited to the clarification of the MAH system, pursuant to which the MAH shall assume responsibilities for non-clinical studies, clinical trials, manufacturing and marketing, post-marketing studies, monitoring, reporting and handling of adverse reactions of the drug.  The amendment also stipulated that the PRC supports the innovation of drugs with clinical value and specific or special effects on human diseases, encourages the development of drugs with new therapeutic mechanisms and promotes the technological advancement of such drugs.

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

The PRC Drug Administration Implementation Regulations promulgated by the State Council took effect on September 15, 2002 and were later amended on February 6, 2016 and March 2, 2019 to provide detailed implementation regulations for the revised PRC Drug Administration Law. With respect to the latest revision of the PRC Drug Administration Law, promulgated on August 26, 2019 and effective on December 1, 2019, there are no corresponding revised PRC Drug Administration Implementation Regulations.

Examination and Approval of New Medicines

On January 22, 2020, the NMPA promulgated the Administrative Measures on the Registration of Pharmaceutical Products, or the Registration Measures, which became effective on July 1, 2020. According to the Registration Measures, an applicant who has obtained a drug registration certificate shall be a drug MAH. The approval process for medicines seeking marketing authorization mainly consists of the following steps:

●	upon the completion of pharmaceutical, pharmacological and toxicological research and related activities, an application for clinical trial will be submitted to the Center for Drug Evaluation of the NMPA, or the Center for Drug Evaluation, for review. The Center for Drug Evaluation will organize pharmacists, medical personnel and other professionals to review the application for clinical trial. A decision on approval or non-approval of the application for clinical trial of drugs will be made within 60 working days from acceptance of the application, and the applicant shall be notified of the examination and approval result through the website of the Center for Drug Evaluation. If the applicant is not notified within the stipulated period, the application shall be deemed approved. The applicant who is approved to conduct clinical trial shall act as the sponsor for the clinical trial;
●	if the application for clinical trial is approved, the sponsor shall, prior to conducting subsequent phases of the clinical trial, formulate a corresponding program for the clinical trial, carry out the clinical trial after the review and approval by the Ethics Committee, and submit the corresponding program for clinical trial and supporting materials on the website of the Center for Drug Evaluation. The applicant may proceed with the relevant clinical research (which is generally conducted in three phases for a new medicine under the Registration Measures) at institutions with appropriate qualification:
●	Phase I refers to the preliminary clinical trial for clinical pharmacology and body safety. It is conducted to observe the human body tolerance for new medicine and pharmacokinetics, so as to provide a basis for determining the prescription plan.
●	Phase I or II refers to the stage of preliminary evaluation of clinical effectiveness. The purpose is to preliminarily evaluate the clinical effectiveness and safety of the medicine used on patients with targeted indication, as well as to provide a basis for determining the Phase III clinical trial research plan and the volume under the prescription plan.
●	Phase III is a clinical trial stage to verify the clinical effectiveness. The purpose is to test and determine the clinical effectiveness and safety of the medicine used on patients with targeted indication, to evaluate the benefits and risks thereof and, eventually, to provide sufficient basis for review of the medicine registration application.
●	Phase IV refers to the stage of surveillance and research after the new medicines is launched. The purpose is to observe the clinical effectiveness and adverse effects of the medicine over a much larger patient population and longer time period than in Phase I to III clinical trials, and evaluate the benefits and risks when it is administered to general or special patient population in larger prescription volume;
●	the sponsor shall submit a safety update report during the research and development period on the website of the NMPA on a regular basis. The safety update report during the research and development period shall be submitted once a year, and within two months of every full year after the clinical drug trial is approved. The NMPA may require the sponsor to adjust the reporting period if deemed necessary;

●	after (i) completing relevant pharmaceutical, pharmacological and toxicological research, clinical drug trials, and other research supporting the marketing registration of a medicine, (ii) determining medicine quality standards, (iii) completing the verification of commercial scale manufacturing process, and (iv) making preparations for drug registration inspections, the applicant shall file the application for drug marketing authorization with the Center for Drug Evaluation;
●	the Center for Drug Evaluation will organize pharmaceutical, medical and other professionals to review accepted drug marketing authorization applications in accordance with relevant requirements;
●	upon acceptance of an application for drug registration, the Center for Drug Evaluation will conduct a preliminary examination within 40 working days from acceptance of the application; if there is a need to conduct an examination of manufacturing premises for drug registration, the Center for Drug Evaluation will notify the Centre for Food and Drug Inspection of the NMPA to organize an examination, provide the relevant materials required, and simultaneously notify the applicant as well as the provincial drug administrative authorities where the applicant or the manufacturing enterprise is located. The Centre for Food and Drug Inspection of the NMPA shall in principle complete the examination 40 working days before expiry of the review period, and give feedback to the Center for Drug Evaluation on the status and findings etc. of the examinations; and
●	if the application is approved through the comprehensive review process, the drug shall be approved for marketing and a drug registration certificate shall be issued. The drug registration certificate will state the approval number for the drug, the holder of the certificate, and information of the manufacturing enterprise. A drug registration certificate for non-prescription drugs will also state the non-prescription drug category.

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

Registration of Pharmaceutical Products

All pharmaceutical products that are produced in the PRC must bear a registration number issued by the NMPA, with the exception of Chinese herbs and Chinese herbal medicines in soluble form. The medicine manufacturing enterprises must obtain the medicine registration number before manufacturing any medicine.

Good Manufacturing Practices

The Guidelines on Good Manufacturing Practices, as amended in 1998 and 2010, or the Guidelines, took effect on August 1, 1999 and set the basic standards for the manufacture of pharmaceuticals. These Guidelines cover issues such as the production facilities, the qualification of the personnel at the management level, production plant and facilities, documentation, material packaging and labeling, inspection, production management, sales and return of products and customers’ complaints. On October 23, 2003, the NMPA issued the Notice on the Overall Implementation and Supervision of Accreditation of Good Manufacturing Practice Certificates for Pharmaceuticals, which required all pharmaceutical manufacturers to apply for the GMP certificates by June 30, 2004. Those enterprises that failed to obtain the GMP certificates by December 31, 2004 would have their Pharmaceutical Manufacturing Permit revoked by the drug administrative authorities at the provincial level. On October 24, 2007, the NMPA issued Evaluation Standard on Good Manufacturing Practices which became effective on January 1, 2008. On December 1, 2019, per the Announcement of the NMPA on Issues Concerning the Implementation of the PRC Drug Administration Law, GMP certificates were abolished, though manufacturers remain to be obligated to operate in accordance with the applicable requirements of the Guidelines. The Notice of the NMPA on Promulgation of the Administrative Measures for Drug Inspection (for Trial Implementation), or Trial Drug Inspection Measures, was released and effective on May 24, 2021, which regulates the inspection, investigation, evidence collection and disposal and other actions carried out by medical products administrative authorities with respect to the manufacturing, distribution and use of drugs. The Trial Drug Inspection Measures stipulate that where an application for a pharmaceutical manufacturing permit is filed for the first time, on-site inspection shall be carried out in accordance with the applicable requirements of the Guidelines. Where an application for re-issuance of a pharmaceutical manufacturing permit is filed, a compliance inspection may be carried out if necessary based on the principles of risk management, taking into consideration the enterprise’s compliance with the laws and regulations on drug administration, the Guidelines, and the running of quality control systems.

Marketing Authorization Holder System

In May 2016, the State Council announced the piloting of the MAH system in ten provinces in China, where the market authorization/drug license holders are no longer required to be the actual manufacturers.  The MAH system will allow for more flexibilities in contract manufacturing arrangements.

Under the authorization of the Standing Committee of the National People’s Congress, the State Council issued the Pilot Plan for the Drug MAH Mechanism on May 26, 2016, providing a detailed pilot plan for the MAH system in ten provinces in China.  Under the MAH system, domestic drug research and development institutions and individuals in the pilot regions are eligible to be holders of drug registrations without having to become drug manufacturers.  The MAHs may engage contract manufacturers for manufacturing, provided that the contract manufacturers are licensed and are also located within the pilot regions.  Drugs that qualify for the MAH system include: (1) new drugs (including biological products for curative uses of Class I, Class VII and biosimilars under the Administration of Drug Registration) approved after the implementation of the MAH system; (2) generic drugs approved as Category 3 or 4 drugs under the Reform Plan for Registration Category of Chemical Medicine issued by the NMPA on March 4, 2016; (3) previously approved generics that have passed equivalence assessments against their original drugs; and (4) previously approved drugs whose licenses were held by drug manufacturers originally located within the pilot regions but have moved out of the pilot regions due to corporate mergers or other reasons.

On August 15, 2017, the NMPA issued the Circular on the Matters Relating to Promotion of the Pilot Program for the Drug MAH System, clarifying that the MAH shall be responsible for managing the whole manufacturing and marketing chain and the whole life cycle of drugs and shall assume full legal liabilities for the non-clinical drug study, clinical trials, manufacturing, marketing and distribution and adverse drug reaction monitoring. The MAH is permitted to entrust several drug manufacturers under the drug quality management system established by the MAH. The MAH shall submit a report of drug manufacturing, marketing, prescription, techniques, pharmacovigilance, quality control measures and certain other matters to the NMPA within 20 working days after the end of each year.

On December 1, 2019, the latest amendment of Drug Administration Law came into effect, marking the success of the pilot work, and the MAH system has become a national system.  Pursuant to the latest amendment, the legal representative and the key person-in-charge of a drug MAH shall be fully responsible for the quality of drugs.

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

The granting of a Pharmaceutical Distribution Permit to wholesalers shall be subject to approval of the provincial level drug regulatory authorities, while the granting of a retailer permit shall be subject to the approval of the drug regulatory authorities above the county level.  Unless otherwise expressly approved, no pharmaceutical wholesaler may engage in the retail of pharmaceutical products, nor may pharmaceutical retailers engage in wholesaling.

A pharmaceutical distributor shall satisfy the following requirements:

●	personnel with pharmaceutical expertise as qualified according to law;

●	business site, facilities, warehousing and sanitary environment compatible to the pharmaceutical products being distributed;
●	quality management system and personnel compatible to the pharmaceutical products being distributed; and
●	rules and regulations to ensure the quality of the pharmaceutical products being distributed.

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

On December 26, 2016, the Medical Reform Office of the State Council, the National Health and Family Planning Commission, the NMPA and other five government authorities promulgated the “Two-Invoice System” Opinions, which became effective on the same date. On April 25, 2017, the General Office of the State Council further promulgated the Notice on Issuing the Key Working Tasks for Deepening the Reform of Medicine and Health System in 2017. According to these rules, a two-invoice system is encouraged to be gradually adopted for drug procurement. The two-invoice system generally requires a drug manufacturer to issue only one invoice to its distributor followed by the distributor issuing a second invoice directly to the end customer hospital. Only one distributor is permitted to distribute drug products between the manufacturer and the hospital. The system also encourages manufacturers to sell drug products directly to hospitals. Public medical institutions are required to adopt the two-invoice system, and its full implementation nationwide is targeted for 2018. As of the date of the filing of this annual report, the relevant local rules with respect to the “Two-Invoice System” have been promulgated in some provinces and municipal cities in the PRC, and the reform is still in progress. Private medical institutions are encouraged but not yet required to adopt the two-invoice system. Pharmaceutical manufacturers and distributors who fail to implement the two-invoice system may be disqualified from attending future bidding events or providing distribution for hospitals and blacklisted for drug procurement practices. These rules aim to consolidate drug distribution and reduce drug prices. The impact on our company is that Shanghai Hutchison Pharmaceuticals was required to restructure its distribution and logistics network and Hutchison Sinopharm began to shift its prior Seroquel distribution model to a fee-for-service model.  For more details, please refer to Item 4.B. “Business Overview—Other Ventures.”

Foreign Investment and “State Secret” Technology Drugs

The interpretation of certain PRC laws and regulations governing foreign investment and “state secret” technology is uncertain.  Under the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List, published by the MOFCOM and the China National Development and Reform Commission or the NDRC.  Under the Catalogue, “manufacturing of modern Chinese medicines with confidential proprietary formula” has been deemed prohibited for any foreign investment.  The technology and know-how of the She Xiang Bao Xin pill is classified as “state secret” technology by China’s Ministry of Science and Technology, or the MOST, and the National Administration for the Protection of State Secrets, or NAPSS.

There are currently no PRC laws or regulations or official interpretations, and therefore there can be no assurance, as to whether the use of “state secret” technology constitutes the “manufacturing of Chinese medicines with confidential proprietary formula” under the Negative List. However, under the Rules on Confidentiality of Science and Technology promulgated by the State Science and Technology Commission (the predecessor of the MOST and the NAPSS) on January 6, 1995, cooperation with foreign parties or establishing joint ventures with foreign parties in respect of state secret technology is expressly allowed, provided that such cooperation has been duly approved by the relevant science and technology authorities.  The establishment of Shanghai Hutchison Pharmaceuticals as a sino-foreign joint venture, including the re-registration of licenses for She Xiang Bao Xin pills in its name, was approved by the local counterpart of the MOFCOM and the Shanghai Drug Administration in 2001. Subsequently, the “Confidential State Secret Technology” status protection for She Xiang Bao Xin pills was also granted in 2005 to Shanghai Hutchison Pharmaceuticals as a sino-foreign joint venture by the MOST and NAPSS. Consequently, we believe Shanghai Hutchison Pharmaceuticals is in compliance with all applicable PRC laws and regulations governing foreign investment and “state secret” technology. Moreover, we believe that our other joint ventures and wholly-foreign owned enterprises in the PRC are also in compliance with all applicable PRC laws and regulations governing foreign investment.

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

●	Phase I: In a standard Phase I clinical trial, the drug is initially introduced into a small number of subjects who are initially exposed to a range of doses of the drug candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, appropriate dosing, side effect tolerability and safety of the drug.
●	Phase Ib: Although Phase I clinical trials are not intended to treat disease or illness, a Phase Ib trial is conducted in patient populations who have been diagnosed with the disease for which the study drug is intended. The patient population typically demonstrates a biomarker, surrogate, or other clinical outcome that can be assessed to show “proof-of-concept.” In a Phase Ib study, proof-of-concept typically confirms a hypothesis that the current prediction of a biomarker, surrogate or other outcome benefit is compatible with the mechanism of action of the study drug.

●	Phase I/II: A Phase I and Phase II trial for the same treatment is combined into a single study protocol. The drug is administered first to determine a maximum tolerable dose, and then additional patients are treated in the Phase II portion of the study to further assess safety and/or efficacy.
●	Phase II: The drug is administered to a limited patient population to determine dose tolerance and optimal dosage required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, as well as identification of possible adverse effects and safety risks and preliminary evaluation of efficacy.
●	Phase III: The drug is administered to an expanded number of patients, generally at multiple sites that are geographically dispersed, in well-controlled clinical trials to generate enough data to demonstrate the efficacy of the drug for its intended use, its safety profile, and to establish the overall benefit/risk profile of the drug and provide an adequate basis for drug approval and labeling of the drug product. Phase III clinical trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a drug during marketing. Generally, two adequate and well-controlled Phase III clinical trials are required by the FDA for approval of an NDA. A pivotal study is a clinical study that adequately meets regulatory agency requirements for the evaluation of a drug candidate’s efficacy and safety such that it can be used to justify the approval of the drug. Generally, pivotal studies are also Phase III studies but may be Phase II studies if the trial design provides a well-controlled and reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need. Phase IV clinical trials are conducted after initial regulatory approval, and they are used to collect additional information from the treatment of patients in the intended therapeutic indication or to meet other regulatory requirements. In certain instances, FDA may mandate the performance of Phase IV clinical trials.

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

If a drug receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited. Further, the FDA may require that certain contraindications, warnings or precautions be included in the drug labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-market testing or clinical trials and surveillance to monitor the effects of approved drugs. For example, the FDA may require Phase IV testing which involves clinical trials designed to further assess a drug’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved drugs that have been commercialized. The FDA may also place other conditions on approvals including the requirement for a REMS to ensure that the benefits of a drug or biological product outweigh its risks. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of drugs. Drug approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

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

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug.  At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug.  Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug.” The Generic Drug User Fee Act (GDUFA), as reauthorized, sets forth performance goals for the FDA to review standard ANDA’s within 10 months of their submission, and priority ANDA’s within 8 months of their submission if they satisfy certain requirements.

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

Fast Track Designation

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a drug is intended to treat a serious or life threatening disease or condition for which there is no effective treatment and demonstrates the potential to address an unmet medical need for the disease or condition.  Under the fast track program, the sponsor of a drug candidate may request the FDA to designate the product for a specific indication as a fast track product concurrent with or after the filing of the IND for the drug candidate.  The FDA must make a fast track designation determination within 60 days after receipt of the sponsor’s request.

In addition to other benefits, such as the ability to use surrogate endpoints and have greater interactions with the FDA, the FDA may initiate review of sections of a fast track product’s NDA before the application is complete.  This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees.  However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the NDA is submitted.  A fast track drug also may be eligible for accelerated approval and priority review.  In addition, the fast track designation may be withdrawn by the FDA if it believes that the designation is no longer supported by data emerging in the clinical trial process.

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

Accelerated Approval

FDASIA also codified and expanded on FDA’s accelerated approval regulations, under which FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit over existing treatments based on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on an intermediate clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. A surrogate endpoint is a marker that does not itself measure clinical benefit but is believed to predict clinical benefit. This determination takes into account the severity, rarity or prevalence of the disease or condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform Phase IV or post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug may be subject to accelerated withdrawal procedures. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for the FDA review or approval will not be shortened.  Furthermore, fast track designation, priority review, accelerated approval and Breakthrough Therapy Designation, do not change the standards for approval and may not ultimately expedite the development or approval process.

Pediatric Trials

Under PREA, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective.  With the enactment of FDASIA, a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must also submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-Phase II meeting or as may be agreed between the sponsor and the FDA.  The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information.  The FDA and the sponsor must reach agreement on the PSP.  A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from pre-clinical studies, early phase clinical trials, and/or other clinical development programs.  The law requires the FDA to send a non-compliance letters to sponsors who do not submit their pediatric assessments as required.

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

FDASIA permanently reauthorized PREA and BPCA, modifying some of the requirements under these laws, and established priority review vouchers for rare pediatric diseases.  Pursuant to the Consolidated Appropriations Act of 2021, the FDA’s authority to award rare pediatric disease vouchers has been extended until September 30, 2024, and until September 30, 2026 for products that receive rare pediatric disease designation by September 30, 2024.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, but the product will be entitled to orphan product exclusivity, meaning that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication.  If a drug or drug product designated as an orphan product ultimately receives regulatory approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity. The 21st Century Cures Act, which became law in December 2016, expanded the types of studies that qualify for orphan drug grants. Orphan drug designation also may qualify an applicant for federal and possibly state tax credits relating to research and development costs.

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

Prescription drug advertising is subject to federal, state and foreign regulations.  In the United States, the FDA regulates prescription drug promotion, including standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet.  Although physicians may legally prescribe drugs for off-label uses, manufacturers may not market or promote such off-label uses.  Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use.  Modifications or enhancements to the drug or its labeling or changes of the site of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process.  Any distribution of prescription drugs and pharmaceutical samples also must comply with the U.S. Prescription Drug Marketing Act, a part of the FDCA.

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

The FDA also may require Phase IV testing, risk minimization action plans and post-marketing surveillance to monitor the effects of an approved drug or place conditions on an approval that could restrict the distribution or use of the drug. Discovery of previously unknown problems with a drug or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a drug’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our drugs under development.

Other U.S. Regulatory Matters

Manufacturing, sales, promotion and other activities following drug approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, the Department of Justice, Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the Drug Enforcement Administration for Controlled Substances, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.  In the United States, sales, marketing and scientific/educational programs must also comply with state and federal fraud and abuse laws.  Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the Affordable Care Act.  If drugs are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.  The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act.  Drugs must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act.  Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

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

Coverage and Reimbursement

PRC Coverage and Reimbursement

Historically, most of Chinese healthcare costs have been borne by patients out-of-pocket, which has limited the growth of more expensive pharmaceutical products.  However, in recent years the number of people covered by government and private insurance has increased. According to the PRC National Healthcare Security Administration, as of December 31, 2020, approximately 1.4 billion employees and residents in China were enrolled in the national medical insurance program, with participation rates remaining steadily above 95%. The PRC government has announced a plan to give every person in China access to basic healthcare by year 2020. In 2020, total income of the National Basic Medical Insurance Fund (including maternity insurance) reached RMB2,484.6 billion, an increase of 1.7% over the previous year and accounting for about 2.4% of GDP.

Reimbursement under the National Medical Insurance Program

The National Medical Insurance Program was adopted pursuant to the Decision of the State Council on the Establishment of the Urban Employee Basic Medical Insurance Program issued by the State Council on December 14, 1998, under which all employers in urban cities are required to enroll their employees in the basic medical insurance program and the insurance premium is jointly contributed by the employers and employees. The State Council promulgated Guiding Opinions of the State Council about the Pilot Urban Resident Basic Medical Insurance on July 10, 2007, under which urban residents of the pilot district, rather than urban employees, may voluntarily join Urban Resident Basic Medical Insurance. The State Council expected the Pilot Urban Resident Basic Medical Insurance to cover the whole nation by 2010.

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

The PRC Ministry of Labor and Social Security, together with other government authorities, has the power to determine inclusion of medicines in the NRDL (also referred to as the “Drug Catalog”), which is divided into two parts, Category A and Category B. Per the Notice on the “National Basic Medical Insurance, Work Injury Insurance and Maternity Insurance Drug Catalog (2021)” issued by the National Healthcare Security Administration and the Ministry of Labor and Social Security, local authorities are required to strictly implement the Drug Catalog (2021) and must not adjust the defined payment conditions and the classification of drugs in the Drug Catalog.

Patients purchasing medicines included in Category A of the NRDL are entitled to reimbursement of the entire amount of the purchase price. Patients purchasing medicines included in Category B of the NRDL are required to pay a certain percentage of the purchase price and obtain reimbursement for the remainder of the purchase price. The percentage of reimbursement for Category B medicines differs from region to region in the PRC.

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

National Essential Medicines List

On August 18, 2009, MOH and eight other ministries and commissions in the PRC issued the Provisional Measures on the Administration of the National Essential Medicines List, which was later amended in 2015, and the Guidelines on the Implementation of the Establishment of the National Essential Medicines System, which aim to promote essential medicines sold to consumers at fair prices in the PRC and ensure that the general public in the PRC has equal access to the drugs contained in the National Essential Medicines List.  MOH promulgated the National Essential Medicines List (Catalog for the Basic Healthcare Institutions) on August 18, 2009, and promulgated the revised National Essential Medicines List on March 13, 2013 and September 30, 2018.  According to these regulations, basic healthcare institutions funded by government, which primarily include county-level hospitals, county-level Chinese medicine hospitals, rural clinics and community clinics, shall store up and use drugs listed in the National Essential Medicines List. Per the Opinions of the General Office of the State Council on Improving the National Essential Medicines System, issued and effective on September 13, 2018, with respect to the qualifying drugs on the National Essential Medicines List, the medical insurance department shall prioritize their inclusion in the NDRL and adjust their classifications as Category A or B, respectively, in accordance with the stipulated procedures.

Price Controls

According to the PRC Drug Administration Law and the Implementing Measures of the PRC Drug Administration Law, pharmaceutical products are subject to a directive pricing system or to be adjusted by the market.  Per the Notice of the National Healthcare Security Administration on issuing the “Opinions on Doing a Good Job in the Current Drug Price Management”, or the Notice on Current Drug Price Management, effective on November 26, 2019, government guidance prices are to be implemented for narcotic drugs and Class I psychotropic drugs, while prices of other drugs are to be determined by the market.   Government guidance prices refer to prices as fixed by business operators according to benchmark prices and ranges of the prices as set by the government department in charge of pricing or other related departments.  According to the Pricing Catalogue Initiated by the Central Government (2020 Edition), which was promulgated by the NDRC and effective on May 1, 2020, the National Healthcare Security Administration shall be responsible for setting prices of narcotic drugs and Class I psychotropic drugs.

Further, pursuant to the Notice Regarding Further Improvement of the Order of Market Price of Pharmaceutical Products and Medical Services, or the Market Price Notice, jointly promulgated by the NDRC, the State Council Legislative Affairs Office and the State Council Office for Rectifying, the MOH, the NMPA, the MOFCOM, the MOF and Ministry of Labor and Social Security on May 19, 2006, the PRC government exercises price control over pharmaceutical products included in the NRDL and made an overall adjustment of their prices by reducing the retail price of certain overpriced pharmaceutical products and increasing the retail price of certain underpriced pharmaceutical products in demand for clinical use but that have not been produced in large quantities by manufacturers due to their low retail price level.  In particular, the retail price charged by hospitals at the county level or above may not exceed 115% of the procurement cost of the relevant pharmaceutical products or 125% for Chinese herbal pieces. The Market Price Notice has been abolished per the NDRC Decision to Abolish Standardized Pricing Directories, effective May 20, 2021.

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

On April 26, 2014, the NDRC issued the Notice on Issues concerning Improving the Price Control of Low Price Drugs, or the Low Price Drugs Notice, together with the Low Price Drug List, or LPDL. According to the Low Price Drugs Notice, for drugs with relatively low average daily costs within the current government-guided pricing scope (low price drugs), the maximum retail prices set by the government were cancelled. Within the standards of average daily costs, the specific purchase and sale prices are fixed by the producers and operators based on the drug production costs, market supply and demand and market competition. The standards of average daily costs of low price drugs were determined by the NDRC in consideration of the drug production costs, market supply and demand and other factors and based on the current maximum retail prices set by the government (or the national average bid-winning retail prices where the government does not set the maximum retail prices) and the average daily dose calculated according to the package insert. Under the Low Price Drugs Notice, the standards for the daily cost of low price chemical pharmaceuticals and of low price traditional Chinese medicine pharmaceuticals were less than RMB3.0 ($0.46) per day and RMB5.0 ($0.76) per day respectively. The Low Price Drugs Notice has been abolished per the NDRC Decision to Abolish Standardized Pricing Directories, effective May 20, 2021.

On May 4, 2015, the NDRC, the National Health and Family Planning Commission, the NMPA, MOFCOM and three other departments issued Opinions on Promoting Drug Pricing Reform.  Under these opinions, beginning on June 1, 2015, the restrictions on the prices of the drugs that were subject to government pricing were cancelled except for narcotic drugs and Class I psychotropic drugs which remained subject to maximum factory prices and maximum retail prices set by the NDRC, and following the November 2019 Notice on Current Drug Price Management, narcotic drugs and Class I psychotropic drugs prices have transitioned towards government guidance prices. The medical insurance regulatory authority now has the power to prescribe the standards, procedures, basis and methods of the payment for drugs paid by medical insurance funds.  The prices of patented drugs are set through transparent and public negotiation among multiple parties.  The prices for blood products not listed in the NRDL, immunity and prevention drugs that are purchased by the Chinese government in a centralized manner, and AIDS antiviral drugs and contraceptives provided by the Chinese government for free, are set through a tendering process.  Except as otherwise mentioned above, the prices for other drugs may be determined by the manufacturers and the operators on their own on the basis of production or operation costs and market supply and demand.

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

The MOH promulgated the Working Regulations of Medical Institutions for Procurement of Drugs by Centralized Tender and Price Negotiations (for Trial Implementation), or the Centralized Procurement Regulations, on March 13, 2002, and promulgated Sample Document for Medical Institutions for Procurement of Drugs by Centralized Tender and Price Negotiations (for Trial Implementation), or the Centralized Tender Sample Document in November 2001, as amended in 2010, to implement the tender process requirements and ensure the requirements are followed uniformly throughout the country. The Centralized Tender Regulations and the Centralized Tender Sample Document provide rules for the tender process and negotiations of the prices of drugs, operational procedures, a code of conduct and standards or measures of evaluating bids and negotiating prices. On January 17, 2009, the MOH, the NMPA and other four national departments jointly promulgated the Opinions on Further Regulating Centralized Procurement of Drugs by Medical Institutions. According to the notice, public medical institutions owned by the government at the county level or higher or owned by state-owned enterprises (including state-controlled enterprises) shall purchase pharmaceutical products through centralized procurement. Each provincial government shall formulate its catalogue of drugs subject to centralized procurement. Specifically, the procurement could be achieved through public tendering, online bidding, centralized price negotiations and online competition platform. Except for drugs in the National Essential Medicines List (the procurement of which shall comply with the relevant rules on the National Essential Medicines List), certain pharmaceutical products which are under the national government’s special control and traditional Chinese medicines, in principle, all drugs used by public medical institutions shall be covered by the catalogue of drugs subject to centralized procurement. On July 7, 2010, the MOH and six other ministries and commissions jointly promulgated the Working Regulations of Medical Institutions for Centralized Procurement of Drugs to further regulate the centralized procurement of drugs and clarify the code of conduct of the parties in centralized drug procurement.

The centralized tender process takes the form of public tender operated and organized by provincial or municipal government agencies in principle is conducted once every year in all provinces and cities in China.  Drug manufacturing enterprises, in principle, shall bid directly for the centralized tender process.  Certain related parties, however, may be engaged to act as bidding agencies.  Such intermediaries are not permitted to engage in the distribution of drugs and must have no conflict of interest with the organizing government agencies.  The bids are assessed by a committee composed of pharmaceutical experts who will be randomly selected from a database of experts approved by the relevant government authorities.  The committee members assess the bids based on a number of factors, including but not limited to, bid price, product quality, clinical effectiveness, qualifications and reputation of the manufacturer, and after-sale services.  Only pharmaceuticals that have won in the centralized tender process may be purchased by public medical institutions funded by government in the relevant region.

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

U.S. Coverage and Reimbursement

Successful sales of our products or drug candidates in the U.S. market, if approved, will depend, in part, on the extent to which our drugs will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations.  Patients who are provided with prescriptions as part of their medical treatment generally rely on such third-party payors to reimburse all or part of the costs associated with their prescriptions and therefore adequate coverage and reimbursement from such third-party payors are critical to new product success.  These third-party payors are increasingly reducing reimbursements for medical drugs and services.  Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort.  The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, requirements for substitution of generic drugs, and pricing transparency requirements.  Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.  Decreases in third-party reimbursement for our drug candidates, if approved, or a decision by a third-party payor to not cover our drug candidates could reduce physician usage of such drugs and have a material adverse effect on our sales, results of operations and financial condition.

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

The Affordable Care Act, enacted in March 2010, has had a significant impact on the health care industry.  The Affordable Care Act expanded coverage for the uninsured while at the same time containing overall healthcare costs.  With regard to pharmaceutical products, the Affordable Care Act, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program, in which, beginning in 2019, manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.  The Bipartisan Budget Act of 2018 made certain changes to Medicare Part D coverage, including changing the date when the Medicare Part D coverage gap is eliminated from 2020 to 2019, sunsetting the exclusion of biosimilars from the Medicare Part D coverage gap discount program in 2019 and reallocating responsibility for discounted pricing under the Medicare Part D coverage gap discount program from third-party payors to pharmaceutical companies.  In December 2017, Congress also repealed the “individual mandate,” which was an Affordable Care Act requirement that individuals obtain healthcare insurance coverage or face a penalty.  This repeal could affect the total number of patients who have coverage from third-party payors that reimburse for use of our products. In July 2021, the U.S. Supreme Court dismissed a constitutional challenge to the Affordable Care Act brought by a group of Republican attorneys general seeking to invalidate the law in its entirety because of Congress’s repeal of the individual mandate.

On December 14, 2018, a U.S. District Court judge in Texas ruled that the Affordable Care Act is unconstitutional in its entirety because of Congress’s repeal of the individual mandate.  On December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit affirmed the portion of the district court’s ruling declaring the individual mandate unconstitutional and remanded for the district court to conduct analysis in the first instance on which provisions of the statute are severable from it and thus remain intact.  The U.S. Supreme Court agreed to hear the case and a decision is expected by the Spring of 2021.

In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the Affordable Care Act was enacted that affect reimbursement for prescription drugs.  On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress.  A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs.  This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013.  Section 4408 of the CARES Act temporarily suspended Medicare sequestration during the period of May 1, 2020 through December 31, 2021, while extending the Medicare sequestration sunset date through 2030.  On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Regulations adopted by the Centers for Medicare & Medicaid Services or CMS grant Medicare Part B plans authority to apply new cost control measures to steer patients toward lower-priced drug products prior to covering non-preferred, more expensive products.  This could potentially have the result of reducing coverage of our products under Medicare Part B.

In addition, other proposed legislative and regulatory changes could affect reimbursement for prescription drugs. In January 2017, the Medicare Prescription Drug Price Negotiation Act was proposed in Congress, which would require the government to negotiate Medicare prescription drug prices with pharmaceutical companies. In October 2017, a similar bill, the Medicare Drug Price Negotiation Act of 2017 was proposed in Congress.  In November 2017, the CMS announced a Final Rule that would adjust the applicable payment rate as necessary for certain separately payable drugs and biologicals acquired under the 340B Program from average sales price plus 6% to average sales price minus 22.5%. Congress and the U.S. administration continue to evaluate other proposals that could affect third-party reimbursement for our drug candidates, if approved.

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

In November 2020, the Department of Health and Human Services, under the outgoing Trump administration, issued a rule eliminating the safe harbor shielding Medicare Part D rebates to pharmacy benefit managers from the Anti-Kickback Statute. In response to litigation brought by a trade association on behalf of pharmacy benefit managers, the Biden administration agreed to delay the rule’s effective date until January 1, 2023. On November 15, 2021, President Biden signed into law the Infrastructure Investment and Jobs Act, which imposed a moratorium until January 1, 2026 at the earliest on the rule removing rebates from safe harbor protection under the Anti-Kickback Statute.

In November 2021, the U.S. House of Representatives passed the Build Back Better Act.  Under this Act, the federal government would be permitted to negotiate prices for certain Medicare Part B and Part D drugs, and manufacturers would be required to pay Medicare rebates for some Part B and many Part D drugs if their prices increased faster than inflation.  To date, the U.S. Senate has not passed the Act, and it is unclear whether the Act or component parts of the Act will ultimately be enacted.  Such legislative and regulatory changes could have the effect of lowering the level of coverage or reimbursement for our products.

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

Other Healthcare Laws

Other PRC Healthcare Laws

Advertising of Pharmaceutical Products

In accordance with the Interim Administrative Measures for the Censorship of Advertisements for Drugs, Medical Devices, Health Food and Formula Food for Special Medical Purposes effective from March 1, 2020, the State Administration for Market Regulation is responsible for organizing and guiding the censorship of advertisements for drugs, medical devices, health foods and formula foods for special medical purposes. Any advertisement for drugs, medical devices, health food or formula food for special medical purposes shall indicate the advertisement approval number in a prominent position. The validity period of the advertisement approval number for drugs, medical devices, health food and formula food for special medical purposes shall be consistent with the shortest period of validity of the product registration certificate, record-filing certificate, or production license. Where no period of validity is prescribed in the product registration certificate, record-filing certificate or production license, the period of validity of the advertisement approval number shall be two years.

Packaging of Pharmaceutical Products

According to the Measures for The Administration of Pharmaceutical Packaging, effective on September 1, 1988, pharmaceutical packaging must comply with the provisions of the national standard and professional standard.  If there are no standards, the enterprise can formulate its own standard after obtaining the approval of the provincial level drug administration or bureau of standards.  The enterprise shall reapply to the relevant authorities if it needs to change the packaging standard.  Drugs without packing must not be sold in PRC (except for drugs needed by the army).

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

Pursuant to the Law of Manufacturing Safety of the People’s Republic of China effective on November 1, 2002 and subsequently amended on December 1, 2014 and September 1, 2021, manufacturers must establish a comprehensive management system to ensure manufacturing safety in accordance with applicable laws and regulations.  Manufacturers not meeting relevant legal requirements are not permitted to commence their manufacturing activities.

Pursuant to the Administrative Measures for Production effective on March 1, 2011, manufacturers of pharmaceutical products are required to establish production safety and labor protection measures in connection with the operation of their manufacturing equipment and manufacturing process.

Pursuant to applicable PRC laws, rules and regulations, including the Social Insurance Law which became effective on July 1, 2011 and subsequently amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Security Funds which became effective on January 22, 1999 and subsequently amended on March 24, 2019, the Interim Measures concerning the Maternity Insurance which became effective on January 1, 1995 and the Regulations on Work-related Injury Insurance which became effective on January 1, 2004 and were subsequently amended on December 20, 2010, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance, and maternity insurance.  If an employer fails to make social insurance contributions timely and in full, the social insurance collecting authority will order the employer to make up outstanding contributions within the prescribed time period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due.  If such employer fails to make social insurance registration, the social insurance collecting authority will order the employer to correct within the prescribed time period.  The relevant administrative department may impose a fine equivalent to three times the overdue amount and management personnel who are directly responsible can be fined RMB500 ($76.43) to RMB3,000 ($458.02) if the employer fails to correct within the prescribed time period.

Commercial Bribery

Medical production and operation enterprises involved in criminal, investigation or administrative procedure for commercial bribery will be listed in the Adverse Records of Commercial Briberies by provincial health and family planning administrative department.  Pursuant to the Provisions on the Establishment of Adverse Records of Commercial Briberies in the Medicine Purchase and Sales Industry enforced on March 1, 2014 by the National Health and Family Planning Commission, if medical production and operation enterprises are listed into the Adverse Records of Commercial Briberies for the first time, their production shall not be purchased by public medical institutions, and medical and health institutions receiving financial subsidies in local provincial regions for a period of two years following the publication of the Adverse Records, and public medical institutions, and medical and health institutions receiving financial subsidies in other provinces shall lower their rating in bidding or purchasing process.  If medical production and operation enterprises are listed into the Adverse Records of Commercial Briberies twice or more times in five years, their production may not be purchased by public medical institutions, and medical and health institutions receiving financial subsidies nationwide in two years from public of the record.

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

On February 22, 1993, the Product Quality Law of the PRC, or the Product Quality Law, was promulgated aiming to define responsibilities for product quality, to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was amended by the Ninth National People’s Congress on July 8, 2000 and was later amended by the Eleventh National People’s Congress on August 27, 2009 and the Thirteenth National People’s Congress on December 29, 2018. Pursuant to the amended Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

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

Pursuant to the PRC Civil Code, if damages to other persons are caused by defective products that are resulted from the fault of a third party such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties.  If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as issuance of warning, and recall of products, etc. in a timely manner.  The producers or the sellers shall be liable under tort if they cause damages due to their failure to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages.  If the products are produced and sold with known defects, causing deaths or severe damage to the health of others, the infringed party shall have the right to claim respective punitive damages in addition to compensatory damages.

Other PRC National and Provincial-Level Laws and Regulations

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

Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service, or the purchase or order of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs.  The majority of states also have anti-kickback laws, which establish similar prohibitions and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers.  The Anti-Kickback Statute is subject to evolving interpretations.  In the past, the government has enforced the Anti-Kickback Statute to reach large settlements with healthcare, pharmaceutical, and biotechnology companies based on a range of financial arrangements with physicians and other healthcare industry entities.  A person or entity does not need to have actual knowledge of the Anti-Kickback Statute or specific intent to violate it in order to have committed a violation.  Violations of the Anti-Kickback Statute can result in criminal, civil, or administrative liability.  In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for the purposes of the federal False Claims Act.

False Claims

Additionally, the civil False Claims Act prohibits knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government. Actions under the False Claims Act may be brought by the U.S. Attorney General or as a qui tam action by a private individual in the name of the government. Analogous state law equivalents may apply and may be broader in scope than the federal requirements. Violations of the False Claims Act can result in very significant monetary penalties and treble damages. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the United States, for example, in connection with the violations of the Anti-Kickback Statute, the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions and corporate resolutions under applicable criminal statutes. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

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

Payments to Physicians

There has also been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Affordable Care Act, among other things, imposes new reporting requirements on drug manufacturers for payments made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Drug manufacturers were required to begin collecting data on August 1, 2013 and submit reports to the government by March 31, 2014 and June 30, 2014, and the 90th day of each subsequent calendar year. Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians. The federal government has begun to impose penalties on companies that fail to appropriately report required information.

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

Under the Exchange Rules, the renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions.  Conversion of renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the SAFE’s scrutiny.

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

Pursuant to the Circular on Further Improving and Adjusting the Direct Investment Foreign Exchange Administration Policies, or Circular 59, promulgated by the SAFE on November 19, 2012 and became effective on December 17, 2012, approval is not required for the opening of and payment into foreign exchange accounts under direct investment, for domestic reinvestment with legal income of foreign investors in China. Circular 59 also simplified the capital verification and confirmation formalities for Chinese foreign-invested enterprises and the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire the equities of Chinese party and other items. Circular 59 further improved the administration on exchange settlement of foreign exchange capital of Chinese foreign-invested enterprises.

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

In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies.  Based on this regulation, directors, supervisors, senior management and other employees of domestic subsidiaries or branches of a company listed on an overseas stock market who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the SAFE or its local counterparts by following certain procedures if they participate in any stock incentive plan of the company listed on an overseas stock market.  Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into renminbi.  Our PRC citizen employees who have been granted share options have been subject to these rules due to our admission to trading on the AIM market and the listing of our ADSs on Nasdaq.

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

Filings and Approvals Relating to State-Owned Assets

Pursuant to applicable PRC state-owned assets administration laws and regulations, incorporating a joint venture that will have investments of assets that are both state-owned and non-state-owned, investing in an entity that was previously owned by a state-owned enterprise and restructuring an enterprise ultimately owned by the general public require the performance of an assessment of the relevant state-owned assets and the filing of the assessment results with the competent state-owned assets administration, finance authorities or other regulatory authorities and, if applicable, the receipt of approvals from such authorities.

Our joint venture partners were required to perform a state-owned asset assessment when Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan were incorporated and our joint venture partners contributed state-owned assets, and when we invested in Hutchison Sinopharm, which was previously wholly-owned by Sinopharm, a state-owned enterprise.  In addition, Hutchison Sinopharm was required to perform a state-owned asset assessment when Hutchison Sinopharm restructured from an enterprise ultimately owned by the general public into a limited liability enterprise. In all four instances, our joint venture partners have informed us that they or Hutchison Sinopharm have duly filed the relevant state-owned asset assessment results with, and obtained the requisite approvals from, the relevant governmental authorities as required by the foregoing laws and regulations.  Accordingly, we believe that such joint ventures are in full compliance with all applicable laws and regulations governing the administration and restructuring of state-owned assets, although we are currently unable to obtain copies of certain filing and approval documents from our joint venture partners due to their internal confidentiality constraints.  We have not received any notice of warning or been subject to any penalty or other disciplinary action from the relevant governmental authorities with respect to the applicable laws and regulations governing the administration and restructuring of state-owned assets.

C.    Organizational Structure

The chart below shows our organizational structure, including our principal subsidiaries and joint ventures, as of March 1, 2022.

Public Shareholders
CK Hutchison Holdings Limited
Directors
59.4%
38.5%
2.1%
The Company
(Cayman Islands)
Oncology / Immunology
Other Ventures(3)
99.8%(1)
100.0%(2)
50.0%(4)
HUTCHMED Holdings Limited
(Cayman Islands)
HUTCHMED Limited
(PRC)
Shanghai Hutchison Pharmaceuticals Limited
(PRC)
100.0%
100.0%
100.0%
51.0%(5)
HUTCHMED International Corporation
(Delaware, USA)
HUTCHMED Holdings (HK) Limited
(Hong Kong)
HUTCHMED (Suzhou) Limited
(PRC)
Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited
(PRC)
Subsidiaries
Non-consolidated Entity

Notes:

(1)	Employees and former employees of HUTCHMED Limited hold the remaining 0.2% shareholding in HUTCHMED Holdings Limited.
(2)	Held through HUTCHMED Investment (HK) Limited (formerly Hutchison MediPharma (HK) Investment Limited), a 100.0% subsidiary of HUTCHMED Holdings Limited. HUTCHMED Limited’s revenue generated by sales of, and royalties, manufacturing costs and services fees paid in connection with, our current and future internally developed drug candidates are allocated to the Oncology/Immunology operations.
(3)	Our Other Ventures also include Hutchison Hain Organic Holdings Limited, a consolidated joint venture with The Hain Celestial Group, Inc., which wholly-owns Hutchison Hain Organic (Hong Kong) Limited and Hutchison Hain Organic (Guangzhou) Limited.
(4)	Held through our 100.0% subsidiary Shanghai HUTCHMED Investment (HK) Limited (formerly Shanghai Hutchison Chinese Medicine (HK) Investment Limited). Shanghai Pharmaceuticals Holding Co., Limited is the other 50.0% joint venture partner.
(5)	Sinopharm Group Co. Limited is the other 49.0% joint venture partner.

D.    Property, Plants and Equipment

We are headquartered in Hong Kong where we have our main administrative offices.

We rent and operate a 4,968 square meter manufacturing facility that complies with applicable GMP standards for fruquintinib and surufatinib in Suzhou, Jiangsu Province in Eastern China, and own a 5,024 square meter facility in Shanghai which houses research and development operations. We lease 9,080 square meters of office and lab space in Shanghai which houses HUTCHMED Limited’s management and staff. In 2020, we entered into a 50-year land use rights agreement for a 28,771 square meter site in Shanghai. We have commenced construction of an almost 55,000 square meter large-scale manufacturing facility for innovative drugs on the site. We plan to install small molecule equipment in late 2022, with GMP compliance targeted for late 2023. The Shanghai factory will be our largest manufacturing facility, with a production capacity estimated to be five times that of our facility in Suzhou. The first phase will be primarily for small molecule production, with an expected production capacity of 250 million tablets and capsules per years.

We also lease a 26,989 square foot facility in Florham Park, New Jersey where we house our U.S.-based clinical, regulatory and commercial management and staff.

Our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, operates a 78,000 square meter large-scale research and development and manufacturing facility in Shanghai for which it has obtained land use rights and property ownership certificates.

Our and our joint ventures’ manufacturing operations consist of bulk manufacturing and formulation, fill, and finishing activities that produce products and drug candidates for both clinical and commercial purposes.  Our manufacturing capabilities have a large operation scale for our own-brand products.  We and our joint ventures manufacture and sell about 2.5 billion doses of medicines a year, in the aggregate, through our well-established manufacturing base.  See “—Other Ventures—Shanghai Hutchison Pharmaceuticals” for more details on our manufacturing operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

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

Through our Oncology/Immunology operations, our team of over 820 scientists and staff has created, developed and in-licensed a deep portfolio of thirteen drug candidates. We have advanced thirteen oncology drug candidates to clinical trials in China, with seven also in clinical development in the United States and Europe. In China, we have brought three of our internally developed drugs, Elunate (fruquintinib), Sulanda (surufatinib) and Orpathys (savolitinib), to patients. All three drugs are also in late-stage development outside of China, with the most advanced being surufatinib for which the FDA has accepted our NDA in the United States. We have additional drug candidates in earlier stage clinical development (Phase I/Ib and Phase Ib/II proof-of-concept studies) and several advanced pre-clinical drug candidates. These drug candidates are being developed to treat a wide spectrum of diseases, including solid tumors, hematological malignancies and immunological diseases which we believe may address unmet medical needs and represent large commercial opportunities. Our success in research and development has led to partnerships with leading global pharmaceutical companies, including AstraZeneca and Eli Lilly. We and our collaboration partners have invested over $1,260 million in our Oncology/Immunology operations as of December 31, 2021, with almost all of these funds used for research and development expenses for the development of our drug candidates. Net loss attributable to our company from our Oncology/Immunology operations was $127.4 million, $175.5 million and $291.7 million for the years ended December 31, 2019, 2020 and 2021, respectively.

In addition, we have built large-scale and profitable drug marketing and distribution capabilities through subsidiaries and joint ventures in our Other Ventures, which primarily manufacture, market and distribute prescription drugs and consumer health products in China. Net income attributable to our company generated from our Other Ventures operations was $41.5 million, $72.8 million and $142.9 million for the years ended December 31, 2019, 2020 and 2021, respectively. In addition to helping to fund our Oncology/Immunology operations, we utilize the know-how from our Other Ventures to support the launch of our internally developed Oncology/Immunology products in China. Our Other Ventures also include our businesses focused on a range of health-focused consumer products.

Our consolidated revenue was $204.9 million, $228.0 million and $356.1 million for the years ended December 31, 2019, 2020 and 2021, respectively. Net loss attributable to our company was $106.0 million, $125.7 million and $194.6 million for the years ended December 31, 2019, 2020 and 2021, respectively.

Basis of Presentation

Our consolidated statements of operations data presented herein for the years ended December 31, 2021, 2020 and 2019 and our consolidated balance sheet data presented herein as of December 31, 2021 and 2020 have been derived from our audited consolidated financial statements, which were prepared in accordance with U.S. GAAP, and should be read in conjunction with those statements which are included elsewhere in this annual report.

We have two strategic operations, Oncology/Immunology and Other Ventures, that offer different products and services. Our Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan (until September 28, 2021 when the disposal of our shareholding interest in Hutchison Baiyunshan was completed) joint ventures under our Other Ventures operations are accounted for under the equity accounting method as non-consolidated entities in our consolidated financial statements, and their consolidated financial statements were prepared in accordance with IFRS as issued by the IASB and audited under auditing standards generally accepted in the United States and included elsewhere in this annual report. The presentation of financial data for our business units excludes certain unallocated costs attributed to expenses incurred by our corporate head office. For more information on our corporate structure, see Item 4.A. “History and Development of the Company.”

Factors Affecting our Results of Operations

Research and Development Expenses

We believe our ability to successfully develop innovative drug candidates through our Oncology/Immunology operations will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. As a result of this commitment, our pipeline of drug candidates has been steadily advancing and expanding, with thirteen in China and global clinical development. For more information on the nature of the efforts and steps necessary to develop our drug candidates, see Item 4.B. “Business Overview—Our Clinical Pipeline” and “Business Overview—Regulation.”

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

Research and development expenses include:

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

Research and development expenses incurred by our Oncology/Immunology operations totaled $138.2 million, $174.8 million and $299.1 million for the years ended December 31, 2019, 2020 and 2021, respectively, representing approximately 67.4%, 76.7% and 84.0% of our total consolidated revenue for the respective period. These research and development figures do not include payments made by our collaboration partners directly to third parties to help fund the research and development of our drug candidates.

We have been able to fund the research and development expenses for our Oncology/Immunology operations via a range of sources, including revenue generated from our commercialized drugs, payments received from our collaboration partners, cash flows generated from and dividend payments from our Other Ventures, the proceeds raised from our initial public offering on the AIM, initial public offering and follow-on offerings on Nasdaq, initial public offering on the SEHK, investments from other third parties and bank borrowings.

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

We believe that our globally-facing strategy of focusing on drug development for novel but relatively well-characterized targets and for validated targets, in combination with our development of multiple drug candidates concurrently and testing them for multiple indications and in combinations with other drugs, enhances the likelihood that our research and development efforts will yield successful drug candidates. Nonetheless, we cannot be certain if any of our drug candidates will receive regulatory approvals. Even if such approvals are granted, we will need to thereafter establish manufacturing supply and engage in extensive marketing prior to generating any revenue from such drugs. The effectiveness of our marketing will depend on the efforts of our dedicated oncology team in China and the United States. The ultimate commercial success of our drugs will depend on their acceptance by patients, the medical community and third-party payors and their ability to compete effectively with other therapies on the market.

To date, fruquintinib, surufatinib and savolitinib have been approved for sale in China.

Our manufacturing site in Suzhou produces commercial supplies of fruquintinib and surufatinib. Our commercial supplies of savolitinib are outsourced and manufactured by a third-party manufacturer based in Shanghai, China. Beginning in October 2020, we assumed responsibility for the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities in China for Elunate. Sulanda is marketed by us without the support of a collaboration partner. However, we have a limited history of successfully commercializing our internally developed drug candidates, which makes it difficult to evaluate our future prospects.

The competitive environment is also an important factor with the commercial success of our potential global first-in-class products, such as sovleplenib, depending on whether we are able to gain regulatory approvals and quickly bring such products to market ahead of competing drug candidates being developed by other companies.

For our drug candidates where we retain all rights worldwide, which currently include surufatinib, sovleplenib, amdizalisib, HMPL-306, HMPL-760, HMPL-453, HMPL-295, HMPL-653, epitinib and theliatinib, we will be able to retain all the profits if any of them are successfully commercialized if they remain unpartnered, though we will need to bear all the costs associated with such drug candidates. Conversely, as discussed below, for our drug candidates which are subject to collaboration partnerships, our collaboration partners provide funding for development of the drug candidates but are entitled to retain a significant portion of any revenue generated by such drug candidates.

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

In particular, our partners cover a portion of our research and development costs for drug candidates developed in collaboration with them. For example, under our collaboration agreement with AstraZeneca, it is responsible for a significant portion of the development costs for savolitinib. However, in August 2016 and December 2020, we and AstraZeneca amended our collaboration agreement whereby we agreed to contribute additional funding for the research and development of savolitinib in return for a larger share of the upside if and when savolitinib is approved. In November 2021, we further amended our collaboration revising the sharing between us and AstraZeneca of development costs of savolitinib in China for non-small cell lung cancer, as well as adding potential development milestones. Under our original collaboration agreement with Eli Lilly, it was responsible for a significant portion of all fruquintinib development costs in China. Under the terms of our December 2018 amendment to this agreement, we are responsible for all development costs for fruquintinib in new life cycle indications. In July 2020, we amended our collaboration with Eli Lilly to assume responsibility for all on-the-ground medical detailing, promotion and local and regional marketing activities in China for Elunate, thereby expanding its potential economic value to our company.

In addition, under our licensing, co-development and commercialization agreements with AstraZeneca and Eli Lilly, we received upfront payments upon our entry into such agreements and milestone payments upon the achievement of certain development, regulatory and commercial milestones payments for our provision of research and development services for the relevant drug candidate as well as royalties and revenue from product sales of Orpathys which we source from a third-party manufacturer and sell to AstraZeneca at cost and Elunate which we manufacture and sell to Eli Lilly at cost. Revenue recognized in our consolidated financial statements from such agreements with AstraZeneca and Eli Lilly totaled $26.3 million, $29.7 million and $107.1 million for the years ended December 31, 2019, 2020 and 2021, respectively. AstraZeneca and Eli Lilly are entitled to a significant proportion of any future revenue from commercialization of our drug candidates developed in collaboration with them, as well as a degree of influence over the clinical development process for such drug candidates.

Moreover, we have entered into and may consider entering in the future in-licensing arrangements to expand and complement our existing portfolio of novel oncology assets under which we may be obligated to make upfront, milestone and royalty payments. For example, in August 2021, we entered into an in-licensing agreement with Epizyme to collaborate in research, development, manufacturing and commercialization of tazemetostat in Greater China, the licensed territory. In connection with this collaboration, Epizyme received a $25 million upfront payment and is eligible to receive up to an additional $110 million in development and regulatory milestone payments and up to an additional $175 million in sales milestone payments. Epizyme is also eligible to receive tiered royalties of mid-teen to low-twenties percent based on annual net sales of tazemetostat in the licensed territory.

The achievement of milestones for our and in-licensed drug candidates, which is dependent on the outcome of clinical studies, is subject to a high degree of uncertainty and, as a result, we cannot reasonably estimate when we can expect to receive or incur future milestone payments, revenue from related product sales, or other relevant income or expenses or at all. If we are unable to achieve development milestones for our drug candidates or if our partners were to terminate their collaborative agreements with us, payments for research and development services could also be affected.

For more information regarding our collaboration agreements, see Item 4.B. “Business Overview—Overview of Our Collaborations.”

China Government Insurance Reimbursement and Drug Pricing Policies

Our revenue is affected by the sales volume and pricing of our current and future internally developed drug candidates, if approved. Eligible participants in the government-sponsored medical insurance programs in China are entitled to reimbursement for varying percentages of the cost for any medicines that are included in applicable reimbursement lists. Factors that affect the inclusion of medicines in China’s NRDL and any other applicable reimbursement list may include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. For more information, see Item 4.B. “Business Overview—Coverage and Reimbursement—PRC Coverage and Reimbursement.” The inclusion of a medicine in the NRDL or other applicable reimbursement lists can substantially improve the sales volume of the medicine due to the availability of third-party reimbursements. On the other hand, such inclusion may also subject it to centralized procurement processes. The National Healthcare Security Administration has stated that centralized procurement will focus on NRDL-listed and costly-to-procure drugs. Centralized procurement may negatively affect the retail price of our drug candidates. On balance, we believe that, if priced appropriately, the benefit of the inclusion of our drug candidates in the NRDL and other applicable reimbursement lists outweighs the cost of such inclusion. Elunate was added to the NRDL in January 2020 at approximately 60% discount to its initial retail price, and such inclusion was renewed for an additional two-year term starting in January 2022 at a discount of 5% relative to the prior NRDL price. Sulanda was included in the NRDL starting in January 2022 at a 52% discount on its main dosage form, relative to its 2021 initial retail price.

Revenue from our Other Ventures, including the revenue of our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals, is affected by the sales volume and pricing of their own-brand and third-party prescription pharmaceutical products. The sales volume of the products sold by these businesses is driven in part by the level of Chinese government spending on healthcare and the coverage of Chinese government medical insurance schemes, which is correlated with patient reimbursements for drug purchases, all of which have increased significantly in recent years as part of healthcare reforms in China. The sales volume of pharmaceutical products in China is also influenced by their representation on the NRDL, which determines eligibility for drug reimbursement, as well as their representation on the National Essential Medicines List, which mandates distribution of drugs in China. Substantially all pharmaceutical products manufactured and sold by Shanghai Hutchison Pharmaceuticals in 2021 were capable of being reimbursed under the NRDL as of December 31, 2021. There were 17 of its drugs included in the National Essential Medicine List, of which three were in active production as of December 31, 2021. She Xiang Bao Xin pills, Shanghai Hutchison Pharmaceuticals’ top-selling drug, is one of the few proprietary drugs included on the National Essential Medicines List.

The NRDL and the National Essential Medicines List are subject to revision by the government from time to time, and our results could be materially and adversely affected if any of our products are removed from the NRDL or the National Essential Medicines List. For more information, see Item 3.D. “Risk Factors—Risks Relating to Sales of our Internally Developed Drugs and other Drugs—Reimbursement may not be available for the products currently sold through our Oncology/Immunology and Other Ventures operations or our drug candidates in China, the U.S. or other countries, which could diminish our sales or affect our profitability.”

In addition, the pricing of Shanghai Hutchison Pharmaceuticals’ prescription drugs is influenced by the outcomes of periodic provincial and municipal tender processes organized by the various provincial or municipal government agencies in China. For more information, see Item 4.B. “Business Overview—Coverage and Reimbursement—PRC Coverage and Reimbursement.”

Ability to Effectively Market Own-Brand and Third-Party Drugs

A key component of our Other Ventures operations is the extensive prescription drugs marketing network operated by our joint ventures Shanghai Hutchison Pharmaceuticals and Hutchison Sinopharm, which includes approximately 2,900 medical sales representatives covering hospitals in about 290 cities and towns in China. Our results of operations are impacted by the effectiveness of this network, including the ability of Shanghai Hutchison Pharmaceuticals to generate sales of She Xiang Bao Xin pills, which represented approximately 88%, 90% and 92% of its total revenue for the years ended December 31, 2019, 2020 and 2021, respectively. In addition, in recent years Hutchison Sinopharm has been increasingly focused on providing distribution and commercialization services for prescription drugs licensed from third parties, and we have established and continue to expand our oncology drug sales team which we utilize for our internally developed drugs for which we have commercialization rights, if approved, throughout China.

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

Seasonality

The results of operations of our Other Ventures operations are also affected by seasonal factors. Our Other Ventures operations typically experience higher profits in the first half of the year due to the sale cycles of our distributors, whereby they typically increase their inventories at the beginning of each year. In addition, in the second half of each year, our Other Ventures operations typically spend more on marketing activities to help reduce such inventory held by distributors. We do not experience material seasonal variations in the results of our Oncology/Immunology operations.

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

Revenue recognition— Goods and Services

We generate revenue from (1) sales of goods, which are the manufacture or purchase and distribution of pharmaceutical products and other consumer health products and (2) provision of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. We evaluate whether we are the principal or agent for these contracts. Where we obtain control of the goods for distribution, we are the principal (i.e. recognizes sales of goods on a gross basis). Where we do not obtain control of the goods for distribution, we are the agent (i.e. recognizes provision of services on a net basis). Control is primarily evidenced by taking physical possession and inventory risk of the goods.

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

Revenue recognition— License and Collaboration Contracts

Our Oncology/Immunology reportable segment includes revenue from license and collaboration contracts. The license and collaboration contracts generally contain multiple performance obligations including (1) the license to the commercialization rights of a drug compound and (2) the research and development services for each specified treatment indication, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

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

Share-based Compensation

We recognize share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the polynomial model. Determining the fair value of share options requires the use of highly subjective assumptions. This polynomial pricing model uses various inputs to measure fair value, including the market value of our underlying ordinary shares at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The assumptions in determining the fair value of share options are highly subjective and represent our best estimates, which involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, our level of share-based compensation could be materially different in the future.

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

Impairment of Goodwill

Goodwill is recorded when the purchase price of an acquisition exceeds the fair value of the net tangible and identified intangible assets acquired. Goodwill is allocated to our reporting units based on the relative expected fair value provided by the acquisition. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. Goodwill is attributable to our Other Ventures’ operations.

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

Our goodwill impairment test uses the income method to estimate a reporting unit’s fair value. The income method is based on a discounted future cash flow approach that uses the following assumptions and inputs: revenue, based on assumed market segment growth rates; and appropriate discount rates based on a reporting unit’s weighted average cost of capital as determined by considering the observable weighted average cost of capital of comparable companies. Our estimate of market segment growth is based on historical data, various internal estimates, and a variety of external sources. This estimate is developed as part of our routine long-range planning process. We test the reasonableness of the inputs and outcomes of our discounted cash flow analysis against available comparable market data. A reporting unit’s carrying value represents the assignment of various assets and liabilities, excluding certain corporate assets and liabilities, such as cash, investments, and debt. We performed the goodwill impairment test and determined that the fair values of the reporting units exceeded their carrying values and considered that impairment was not necessary for any reporting unit.

Allowance for Current Expected Credit Losses

Effective from January 1, 2020, we adopted Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments.” We estimate our allowance for current expected credit losses based on an expected loss model, which requires the consideration of forward-looking economic variables and conditions in the reserve calculation across the portfolio.

We estimate our allowances for expected credit losses for accounts and other receivables (except for prepayments) by considering past events, including any historical default, current economic conditions and certain forward-looking information, including reasonable and supportable forecasts. From January 1, 2020 onwards, the methodologies that the Group uses to estimate the allowance for expected credit losses for accounts and other receivables are as follows:

Individually evaluated—we review all accounts and other receivables considered at risk on a timely basis and perform an analysis based upon current information available about the customers and other debtors, which may include financial statements, news reports, published credit ratings as well as collateral net of repossession cost, prior collection history and current and future expected economic conditions. Using this information, we determine the expected cash flow for the accounts and other receivables and calculate an estimate of the potential loss and the probability of loss. For those accounts for which the loss is probable, we record a specific allowance.

Collectively evaluated—we determine our allowance for credit losses for collectively evaluated accounts and other receivables based on appropriate groupings.

We consider forward-looking macroeconomic variables, which may include gross domestic product, unemployment rates, equity prices and corporate profits when quantifying the impact of economic forecasts on our allowance for expected credit losses. Macroeconomic variables may vary based on historical experiences, portfolio composition and current environment. We also consider the impact of current conditions and economic forecasts relating to specific industries and client-credit ratings, in addition to performing a qualitative review of credit risk factors across the portfolio. Forward-looking estimates require the use of judgment, particularly in times of economic uncertainty.

Recent Accounting Pronouncements

See note 3 to our consolidated financial statements included in this annual report for information regarding recent accounting pronouncements.

Key Components of Results of Operations

The following tables set forth our selected consolidated financial data. We have derived the selected consolidated statements of operations data for the years ended December 31, 2021, 2020 and 2019 and the selected consolidated balance sheet data as of December 31, 2021 and 2020 from our audited consolidated financial statements, which were prepared in accordance with U.S. GAAP and are included elsewhere in this annual report. The following selected consolidated financial data for years ended December 31, 2018 and 2017 and as of December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	Year Ended December 31,
	2021	2020	2019	2018	2017

	$’000 (except share and per share data)
Consolidated statement of operations data:
Revenues
Goods—third parties	266,199	203,606	175,990	156,234	194,860
—related parties	4,256	5,484	7,637	8,306	8,486
Services —commercialization—third parties	27,428	3,734	2,584	11,660	1,860
—collaboration research and development —third parties	18,995	9,771	15,532	17,681	16,858
—research and development—related parties	525	491	494	7,832	9,682
Other collaboration revenue —royalties—third parties	15,064	4,890	2,653	261	—
—licensing—third parties	23,661	—	—	12,135	9,457
Total revenues	356,128	227,976	204,890	214,109	241,203
Operating expenses
Costs of goods—third parties	(229,448)	(178,828)	(152,729)	(129,346)	(168,331)
Costs of goods—related parties	(3,114)	(3,671)	(5,494)	(5,978)	(6,056)
Costs of services—commercialization —third parties	(25,672)	(6,020)	(1,929)	(8,620)	(1,433)
Research and development expenses	(299,086)	(174,776)	(138,190)	(114,161)	(75,523)
Selling expenses	(37,827)	(11,334)	(13,724)	(17,736)	(19,322)
Administrative expenses	(89,298)	(50,015)	(39,210)	(30,909)	(23,955)
Total operating expenses	(684,445)	(424,644)	(351,276)	(306,750)	(294,620)
	(328,317)	(196,668)	(146,386)	(92,641)	(53,417)
Gain on divestment of an equity investee	121,310	—	—	—	—
Other income/(expense)
Interest income	2,076	3,236	4,944	5,978	1,220
Other income	2,426	4,600	1,855	1,798	808
Interest expense	(592)	(787)	(1,030)	(1,009)	(1,455)
Other expense	(12,643)	(115)	(488)	(781)	(692)
Total other income/(expense)	(8,733)	6,934	5,281	5,986	(119)
Loss before income taxes and equity in earnings of equity investees	(215,740)	(189,734)	(141,105)	(86,655)	(53,536)
Income tax expense	(11,918)	(4,829)	(3,274)	(3,964)	(3,080)
Equity in earnings of equity investees, net of tax	60,617	79,046	40,700	19,333	33,653
Net loss	(167,041)	(115,517)	(103,679)	(71,286)	(22,963)
Less: Net income attributable to non-controlling interests	(27,607)	(10,213)	(2,345)	(3,519)	(3,774)
Net loss attributable to the Company	(194,648)	(125,730)	(106,024)	(74,805)	(26,737)
Losses per share attributable to the Company—basic and diluted (US$per share)	(0.25)	(0.18)	(0.16)	(0.11)	(0.04)
Number of shares used in per share calculation—basic and diluted	792,684,524	697,931,437	665,683,145	664,263,820	617,171,710
Net loss	(167,041)	(115,517)	(103,679)	(71,286)	(22,963)
Other comprehensive income/(loss)
Foreign currency translation gain/(loss)	2,964	9,530	(4,331)	(6,626)	10,964
Total comprehensive loss	(164,077)	(105,987)	(108,010)	(77,912)	(11,999)
Less: Comprehensive income attributable to non-controlling interests	(28,029)	(11,413)	(1,620)	(2,566)	(5,033)
Total comprehensive loss attributable to the Company	(192,106)	(117,400)	(109,630)	(80,478)	(17,032)

	As of December 31,
	2021	2020	2019	2018	2017

	$’000
Consolidated balance sheet data:
Cash and cash equivalents	377,542	235,630	121,157	86,036	85,265
Short-term investments	634,158	199,546	96,011	214,915	273,031
Total assets	1,372,661	724,118	465,122	532,118	597,932
Total current liabilities	311,658	158,397	113,101	85,479	104,600
Total non-current liabilities	21,489	46,772	39,118	34,384	8,366
Total shareholders’ equity	1,039,514	518,949	312,903	412,255	484,966

Revenues

We derive our consolidated revenue primarily from (i) the sales of goods and services to Eli Lilly as well as royalties on in-market sales of Elunate by Eli Lilly, (ii) the sales of goods to AstraZeneca as well as royalties on in-market sales of Orpathys by AstraZeneca, (iii) sales of our unpartnered drug Sulanda, (iv) licensing and collaboration projects conducted by our Oncology/Immunology operations, which generate revenue in the form of upfront payments, milestone payments, payments received for providing research and development services for our collaboration projects; and (v) the sales of goods and services by our Other Ventures, which generate revenue from the distribution and marketing of prescription pharmaceutical and consumer health products.

The following table sets forth the components of our consolidated revenue for the years indicated, which does not include the revenue from our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals. In September 2021, we sold our interest in our non-consolidated joint venture, Hutchison Baiyunshan, and its historical financial results and the gain on its divestment are reflected in our consolidated financial statements. Our revenue from research and development projects for related parties is attributable to income for research and development services that we received from Shanghai Hutchison Pharmaceuticals. Our revenue from sales to related parties is attributable to sales by our Other Ventures to indirect subsidiaries of CK Hutchison.

	Year Ended December 31,
	2021		2020		2019
	$’000%		$’000%		$’000%
Revenues
Oncology/Immunology:
Goods—third parties	33,937	9.5	11,329	5.0	8,113	4.0
Services:
Services—Commercialization—third parties	27,428	7.7	3,734	1.7	—	—
Collaboration R&D—third parties	18,995	5.3	9,771	4.3	15,532	7.6
R&D services—related parties	525	0.2	491	0.2	494	0.2
Other collaboration revenue:
Royalties—third parties	15,064	4.2	4,890	2.1	2,653	1.3
Licensing—third parties	23,661	6.7	—	—	—	—
Subtotal	119,610	33.6	30,215	13.3	26,792	13.1
Other Ventures:
Goods—third parties	232,262	65.2	192,277	84.3	167,877	81.9
Goods—related parties	4,256	1.2	5,484	2.4	7,637	3.7
Services—third parties	—	—	—	—	2,584	1.3
Subtotal	236,518	66.4	197,761	86.7	178,098	86.9
Total	356,128	100.0	227,976	100.0	204,890	100.0

Revenue from Oncology/Immunology primarily comprises revenue from Elunate, Sulanda and Orpathys in China. The revenue we generate from Elunate is primarily comprised of revenue from the sales of Elunate to Eli Lilly which we manufacture and sell at cost, promotion and marketing services to Eli Lilly and royalty revenue. The revenue we generate from Sulanda, an unpartnered drug, is primarily comprised of revenue from sales of Sulanda to distributors. The revenue we generate from Orpathys is primarily comprised of revenue from the sales of Orpathys to AstraZeneca as well as royalty revenue. Additionally, Oncology/Immunology revenue includes revenue from licensing, co-development and commercialization agreements for upfront, milestone and research and development services payments for our drug candidates developed in collaboration with AstraZeneca and Eli Lilly.

The following table sets forth the components of revenues of our Other Ventures by product type for the years indicated.

	Year Ended December 31,
	2021		2020		2019
	$’000%		$’000%		$’000%
Revenues—Other Ventures
Prescription drug products	204,091	86.3	165,072	83.5	141,124	79.2
Consumer health products	32,427	13.7	32,689	16.5	34,390	19.3
Services	—	—	—	—	2,584	1.5
Total	236,518	100.0	197,761	100.0	178,098	100.0

Revenue from our Other Ventures primarily comprises revenue from prescription drugs including the commercial services, logistics and distribution business of our consolidated Hutchison Sinopharm joint venture with Sinopharm, a leading distributor of pharmaceutical and healthcare products and a leading supply chain service provider in China.

Revenue from our Other Ventures also comprises revenue from sales of organic and natural products by Hutchison Hain Organic, Zhi Ling Tong infant nutrition and other health supplement products manufactured by Hutchison Healthcare and distributed through Hutchison Sinopharm, and certain third-party consumer products distributed and marketed by HUTCHMED Science Nutrition.

The revenue of our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, the accounts of which are prepared in accordance with IFRS as issued by the IASB and whose revenue is not included in our consolidated revenue, was $272.1 million, $276.4 million and $332.6 million for the years ended December 31, 2019, 2020 and 2021, respectively. Shanghai Hutchison Pharmaceuticals is a joint venture with Shanghai Pharmaceuticals, a leading pharmaceuticals company in China, and primarily focuses on the manufacture and sale of prescription pharmaceutical products in China. We and Shanghai Pharmaceuticals each own 50% of this joint venture. We have the right to nominate the general manager and other management of this joint venture and run its day-to-day operations. The effect of Shanghai Hutchison Pharmaceuticals on our consolidated financial results is discussed below under “—Equity in Earnings of Equity Investees.”

The revenue of our former non-consolidated joint venture, Hutchison Baiyunshan, the accounts of which are prepared in accordance with IFRS as issued by the IASB and whose financial results up to September 28, 2021 are reflected in our consolidated financial statements, was $215.4 million, $232.4 million and $209.5 million for the years ended December 31, 2019 and 2020 and the period ended September 28, 2021, respectively. Hutchison Baiyunshan was a joint venture with Guangzhou Baiyunshan, a leading China-based pharmaceutical company. We sold our interest in this joint venture on September 28, 2021 and recognized a gain on divestment attributable to our Group, net of taxes, of $82.9 million from this transaction. The effect of Hutchison Baiyunshan on our consolidated financial results is discussed under “—Equity in Earnings of Equity Investees.”

Cost of Revenues and Operating Expenses

Cost of Revenues

Our cost of revenues is primarily attributable to the cost of revenues of Hutchison Sinopharm and HUTCHMED Limited. Our cost of revenues to related parties is attributable to sales to indirect subsidiaries of CK Hutchison. The following table sets forth the components of our cost of revenues attributable to third parties and related parties for the years indicated.

	Year Ended December 31,
	2021		2020		2019
	$’000%		$’000%		$’000%
Cost of Revenues
Costs of goods—third parties	229,448	88.9	178,828	94.9	152,729	95.4
Costs of goods—related parties	3,114	1.2	3,671	1.9	5,494	3.4
Costs of services—third parties	25,672	9.9	6,020	3.2	1,929	1.2
Total	258,234	100.0	188,519	100.0	160,152	100.0

The following table sets forth the components of cost of revenues of our Other Ventures by product type for the years indicated.

	Year Ended December 31,
	2021		2020		2019
	$’000%		$’000%		$’000%
Cost of Revenues—Other Ventures
Prescription drug products	196,375	92.0	158,910	90.1	133,896	86.2
Consumer health products	17,053	8.0	17,500	9.9	19,447	12.5
Services	—	—	—	—	1,929	1.3
Total	213,428	100.0	176,410	100.0	155,272	100.0

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

	Year Ended December 31,
	2021		2020		2019
	$’000%		$’000%		$’000%
R&D Expenses
Oncology/Immunology:
Savolitinib (targeting MET)	26,152	8.7	5,341	3.1	14,630	10.6
Fruquintinib (targeting VEGFR1/2/3)	57,707	19.3	28,254	16.2	19,488	14.1
Surufatinib (targeting VEGFR/FGFR1/CSF-1R)	47,971	16.0	32,106	18.4	23,809	17.2
Sovleplenib (targeting Syk)	8,602	2.9	7,422	4.2	18,338	13.3
Amdizalisib (targeting PI3Kδ)	21,044	7.0	7,383	4.2	5,938	4.3
HMPL-453 (targeting FGFR)	1,708	0.6	1,356	0.8	1,948	1.4
HMPL-306 (targeting IDH 1/2)	10,073	3.4	5,389	3.1	—	—
HMPL-295 (targeting ERK)	692	0.2	—	—	—	—
HMPL-760 (targeting BTK)	5,288	1.8	—	—	—	—
HMPL-653 (targeting CSF-1R)	132	—	—	—	—	—
Tazemetostat (targeting EZH2)	12,139	4.1	—	—	—	—
Epitinib (targeting EGFRm+ with brain metastasis)	—	—	808	0.5	(1,841)	(1.3)
Theliatinib (targeting EGFR wild-type)	—	—	(74)	—	138	0.1
Others and government grant	(1,457)	(0.4)	17,884	10.1	5,329	3.8
Total clinical trial related costs	190,051	63.6	105,869	60.6	87,777	63.5
Personnel compensation and related costs	91,639	30.6	63,542	36.3	46,246	33.5
Other research and development costs	17,396	5.8	5,365	3.1	4,167	3.0
Total	299,086	100.0	174,776	100.0	138,190	100.0

The following table summarizes our research and development expenses by location for the years indicated.

	Year Ended December 31,
	2021		2020		2019
	$’000%		$’000%		$’000%
PRC	159,038	53.2	111,473	63.8	116,479	84.3
U.S. and others	140,048	46.8	63,303	36.2	21,711	15.7
Total	299,086	100.0	174,776	100.0	138,190	100.0

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

For more information on the risks associated with the development of our drug candidates, see Item 3.D. “Risk Factors—Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates—All of our drug candidates, other than fruquintinib, surufatinib and savolitinib for approved indications in China, are still in development. If we are unable to obtain regulatory approval and ultimately commercialize our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.”

Selling Expenses

The following table sets forth the components of our selling expenses for the years indicated.

	Year Ended December 31,
	2021		2020		2019
	$’000%		$’000%		$’000%
Selling Expenses
Oncology/Immunology	24,627	65.1	237	2.1	—	—
Other Ventures	13,200	34.9	11,097	97.9	13,724	100.0
Total	37,827	100.0	11,334	100.0	13,724	100.0

Our selling expenses primarily comprise selling expenses incurred by our Oncology/Immunology operations by HUTCHMED Limited for sales and marketing expenses and related personnel expenses for our unpartnered drug Sulanda and sales of Elunate to third parties other than Eli Lilly. It also includes sales and marketing expenses and related personnel expenses incurred by our Other Ventures in their distribution and marketing of pharmaceutical and consumer health products.

Administrative Expenses

The following table sets forth the components of our administrative expenses for the years indicated.

Administrative expenses are also incurred by our corporate head office, which are not allocated to either Oncology/Immunology or Other Ventures.

	Year Ended December 31,
	2021		2020		2019
	$’000%		$’000%		$’000%
Administrative Expenses
Oncology/Immunology	48,359	54.2	19,144	38.3	12,189	31.1
Other Ventures	7,712	8.6	6,129	12.3	5,292	13.5
Corporate Head Office	33,227	37.2	24,742	49.4	21,729	55.4
Total	89,298	100.0	50,015	100.0	39,210	100.0

Oncology/Immunology’s administrative expenses are comprised of the salaries and benefits of administrative staff, office leases and other overhead expenses incurred by HUTCHMED Limited. It also includes the preparation costs incurred for the potential launch in the United States of products marketed elsewhere and others.

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

Equity in Earnings of Equity Investees

We have historically derived a significant portion of our net income from our equity in earnings of equity investees, which was primarily attributable to our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals and former non-consolidated joint venture, Hutchison Baiyunshan. Our equity in earnings of equity investees, net of tax, contributed by Shanghai Hutchison Pharmaceuticals was $30.7 million, $33.5 million and $44.7 million for the years ended December 31, 2019, 2020 and 2021 respectively. Our equity in earnings of equity investees, net of tax, contributed by Hutchison Baiyunshan was $9.9 million, $45.6 million and $15.9 million for the years ended December 31, 2019 and 2020 and 2021 (reflecting the period from January 1, 2021 to September 28, 2021), respectively. Equity in earnings of Hutchison Baiyunshan for year ended December 31, 2020 included a one-time gain of $36.0 million from land compensation for a return of land-use rights to the Guangzhou government and for the period ended September 28, 2021 included a one-time gain of $7.0 million for additional land compensation.

The following table shows the revenue of Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan for the periods indicated. The consolidated financial statements of these joint ventures are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2021		2020		2019
	$’000%		$’000%		$’000%
Revenue
Other Ventures:
Shanghai Hutchison Pharmaceuticals	332,648	61.4	276,354	54.3	272,082	55.8
Hutchison Baiyunshan (1)	209,528	38.6	232,368	45.7	215,403	44.2
Total	542,176	100.0	508,722	100.0	487,485	100.0

(1)	On September 28, 2021, we completed the disposal of our equity interest in Hutchison Baiyunshan. Revenue in 2021 reflects the period from January 1, 2021 to September 28, 2021.

The following table shows the amount of equity in earnings of equity investees, net of tax, of our non-consolidated joint ventures for the years indicated.

	Year Ended December 31,
	2021		2020		2019
	$’000%		$’000%		$’000%
Equity in earnings of equity investees, net of tax
Other Ventures:
Shanghai Hutchison Pharmaceuticals	44,678	73.7	33,502	42.4	30,654	75.3
Hutchison Baiyunshan(1)	15,919	26.3	45,641	57.7	9,899	24.3
Oncology/Immunology:
Others	20	—	(97)	(0.1)	147	0.4
Total	60,617	100.0	79,046	100.0	40,700	100.0

(1)	The amount for the year ended December 31, 2020 and for the period ended September 28, 2021 includes a one-time gain of $36.0 million and $7.0 million, respectively, from land compensation for a return of land use rights to the Guangzhou government. On September 28, 2021, we completed the divestment of our shareholding interest in Hutchison Baiyunshan. Equity in earnings of Hutchison Baiyunshan reflects the period from January 1, 2021 to September 28, 2021.

Investments in equity investees mainly consisted of our investment in Shanghai Hutchison Pharmaceuticals and historically, our investment in Hutchison Baiyunshan. The fluctuations in the investments in equity investees was primarily due to recording our equity in earnings of equity investees, net of tax, offset by dividends declared by the equity investees.

The following table shows our investments in our equity investees as of the dates indicated.

	As of December 31,
	2021	2020

	$’000
Shanghai Hutchison Pharmaceuticals	75,999	79,408
Hutchison Baiyunshan	—	59,712
Others	480	385
Total	76,479	139,505

The following table shows the financial position of Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan as of the dates indicated.

	Shanghai Hutchison
	Pharmaceuticals		Hutchison Baiyunshan

	As of December 31,
	2021	2020	2021(1)	2020

	$’000
Current assets	190,260	175,965	—	177,888
Non-current assets	91,605	93,361	—	95,731
Current liabilities	(128,993)	(109,873)	—	(137,179)
Non-current liabilities	(7,131)	(6,739)	—	(16,034)
Net assets	145,741	152,714	—	120,406
Non-controlling interests	—	—	—	(982)
	145,741	152,714	—	119,424

(1)	On September 28, 2021, we completed the disposal of our shareholding interest in Hutchison Baiyunshan.

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

	Year Ended December 31,
	2021		2020		2019
	$’000%		$’000%		$’000%
Revenues	356,128	100.0	227,976	100.0	204,890	100.0
Cost of revenues	(258,234)	(72.5)	(188,519)	(82.7)	(160,152)	(78.2)
Research and development expenses	(299,086)	(84.0)	(174,776)	(76.7)	(138,190)	(67.4)
Selling expenses	(37,827)	(10.6)	(11,334)	(5.0)	(13,724)	(6.7)
Administrative expenses	(89,298)	(25.1)	(50,015)	(21.9)	(39,210)	(19.1)
Gain on divestment of an equity investee	121,310	34.1	—	—	—	—
Other income/(expense)	(8,733)	(2.5)	6,934	3.0	5,281	2.6
Income tax expense	(11,918)	(3.3)	(4,829)	(2.1)	(3,274)	(1.6)
Equity in earnings of equity investees, net of tax	60,617	17.0	79,046	34.7	40,700	19.9
Net loss	(167,041)	(46.9)	(115,517)	(50.7)	(103,679)	(50.6)
Net loss attributable to our company	(194,648)	(54.7)	(125,730)	(55.2)	(106,024)	(51.7)

Taxation

Cayman Islands

HUTCHMED (China) Limited is incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on profits, income, gains or appreciation earned by individuals or corporations. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands. For more information, see Item 10.E. “Taxation—Overview of Tax Implications of Various Other Jurisdictions—Cayman Islands Taxation.”

People’s Republic of China

Our subsidiaries and a joint venture incorporated in the PRC are governed by the EIT Law and regulations. Under the EIT Law, the standard EIT rate is 25% on taxable profits as reduced by available tax losses. Tax losses may be carried forward to offset any taxable profits for the following five years (extended to ten years for those with HNTE status, with effective from January 1, 2018). HUTCHMED Limited and our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, have been successful in their respective applications to renew their HNTE status for three years from January 1, 2020 to December 31, 2022. Accordingly, these entities are eligible to a preferential EIT rate of 15% for the years ended/ending December 31, 2020, 2021 and 2022. HUTCHMED (Suzhou) Limited, a wholly owned subsidiary of HUTCHMED Limited, successful renewed its HNTE status for another three years from January 1, 2021 to December 31, 2023. Accordingly, it is eligible for a preferential EIT rate of 15% for the years ended December 31, 2021, 2022 and 2023.

For more information, see Item 10.E. “Taxation—Taxation in the PRC.” Please also see Item. 3 “Key Information—Risk Factors—Other Risks and Risks Relating to Doing Business in China—Our business benefits from certain PRC government tax incentives. The expiration of, changes to, or our PRC subsidiaries/joint venture failing to continuously meet the criteria for these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.”

According to the EIT Law and its implementation regulations, dividends declared after January 1, 2008 and paid by PRC foreign-invested enterprises to their non-PRC parent companies will be subject to PRC withholding tax at 10% unless there is a tax treaty between the PRC and the jurisdiction in which the overseas parent company is a tax resident and which specifically exempts or reduces such withholding tax, and such tax exemption or reduction is approved by the relevant PRC tax authorities. Pursuant to the tax arrangement between PRC and Hong Kong, if a shareholder of the PRC enterprise is a Hong Kong tax resident and directly holds a 25% or more equity interest in the PRC enterprise and is considered to be the beneficial owner of dividends paid by the PRC enterprise, such withholding tax rate may be lowered to 5%, subject to approval by the relevant PRC tax authorities. For more information, see Item 10.E. “Taxation—Taxation in the PRC” and “Taxation—Overview of Tax Implications of Various Other Jurisdictions— Hong Kong Taxation.”

Hong Kong

Our company and certain of its subsidiaries are subject to Hong Kong Profits Tax laws and regulations. Hong Kong has a two-tiered Profits Tax rates regime under which the first HK$2.0 million ($0.3 million) of assessable profits of qualifying corporations will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong Profits Tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.

Period-to-Period Comparison of Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our revenue increased by 56.2% from $228.0 million for the year ended December 31, 2020 to $356.1 million for the year ended December 31, 2021, which resulted from increased revenue in both the Oncology/Immunology and Other Ventures operations.

Revenue from Oncology/Immunology increased by 295.9% from $30.2 million for the year ended December 31, 2020 to $119.6 million for the year ended December 31, 2021, primarily due to an increase in revenue related to the sales of Elunate from $20.0 million for the year ended December 31, 2020 (of which $11.3 million was revenue from sales of goods primarily to Eli Lilly, $4.9 million was royalty revenue, and $3.8 million was revenue from promotion and marketing services to Eli Lilly which commenced in October 2020) to $53.5 million for the year ended December 31, 2021 (of which $15.8 million was revenue from sales of goods primarily to Eli Lilly, $10.3 million was royalty revenue and $27.4 million was revenue from promotion and marketing services to Eli Lilly). The increase was also attributable to revenue generated from the commercial launch of Sulanda of $11.6 million and Orpathys of $11.3 million (of which $6.5 million was revenue from sales of goods and $4.8 million was royalty revenue) in January 2021 and July 2021, respectively. In addition, revenue related to collaboration research and development services increased from $9.8 million for the year ended December 31, 2020 to $42.7 million for the year ended December 31, 2021, primarily attributable to the receipt of a $25.0 million milestone payment from AstraZeneca upon the commercial launch of Orpathys.

Revenue from our Other Ventures increased by 19.6% from $197.8 million for the year ended December 31, 2020 to $236.5 million for the year ended December 31, 2021, primarily due to an increase in sales of prescription drug products. Revenue from sales of prescription drugs increased by 23.6% from $165.1 million for the year ended December 31, 2020 to $204.1 million for the year ended December 31, 2021 primarily due to increased sales by our consolidated joint venture Hutchison Sinopharm. Revenue from the sales of our consumer health products remained relatively stable at $32.7 million and $32.4 million for the years ended December 31, 2020 and 2021, respectively.

Cost of Revenues

Our cost of revenues increased by 37.0% from $188.5 million for the year ended December 31, 2020 to $258.2 million for the year ended December 31, 2021. This increase was primarily due to increased sales by both the Oncology/Immunology and Other Ventures operations.

Cost of revenues from Oncology/Immunology increased by 270.0% from $12.1 million for the year ended December 31, 2020 to $44.8 million for the year ended December 31, 2021, primarily due to an increase in sales of Elunate, including the provision of promotion and marketing services to Eli Lilly which commenced in October 2020, and the commencement of sales of Sulanda which launched in January 2021 and Orpathys which launched in July 2021.

Cost of revenues from our Other Ventures increased by 21.0% from $176.4 million for the year ended December 31, 2020 to $213.4 million for the year ended December 31, 2021, which was primarily due to increased sales.

Cost of revenues as a percentage of our revenues decreased from 82.7% to 72.5% across these periods primarily due to the increase in revenue from Oncology/Immunology which has higher margins than Other Ventures.

Research and Development Expenses

Our research and development expenses incurred by Oncology/Immunology increased by 71.1% from $174.8 million for the year ended December 31, 2020 to $299.1 million for the year ended December 31, 2021, which was primarily due to an $84.2 million increase in CROs and other clinical trial related costs and a $40.1 million increase in employee compensation related and other costs. These increased costs were due to a significant expansion of clinical activities in the United States and rapid organizational growth to support such expansion. In particular, this increase was attributable to the expansion of the fruquintinib, savolitinib, surufatinib, amdizalisib, HMPL-306, HMPL-760 development programs and a $10.0 million payment in connection with our in-licensing agreement for tazemetostat. As a result, research and development expenses as a percentage of our revenue increased from 76.7% to 84.0% across these periods.

Selling Expenses

Our selling expenses increased by 233.7% from $11.3 million for the year ended December 31, 2020 to $37.8 million for the year ended December 31, 2021, primarily attributable to the commencement of marketing activities following the commercial launch of Sulanda in January 2021. Selling expenses as a percentage of our revenues increased from 5.0% to 10.6% across these periods.

Administrative Expenses

Our administrative expenses increased by 78.5% from $50.0 million for the year ended December 31, 2020 to $89.3 million for the year ended December 31, 2021. This was primarily due to a $29.2 million increase in administrative expenses incurred by Oncology/Immunology, which was mainly related to increased staff cost to support the expansion of our clinical activities. This increase was also attributable to preparation costs for the potential launch of marketed products in the United States and other countries. Administrative expenses as a percentage of our revenues increased from 21.9% to 25.1% across these periods.

Gain on Divestment of An Equity Investee

We had a gain on divestment of an equity investee of $121.3 million for the year ended December 31, 2021, before applicable capital gain taxes and amounts attributable to non-controlling interests, which is related to the disposal of our shareholding interest in Hutchison Baiyunshan.

Other Income/(Expense)

We had net other income of $6.9 million for the year ended December 31, 2020 compared to net other expense of $8.7 million for the year ended December 31, 2021. The change was primarily due to a $12.5 million fair value loss recorded on a warrant to purchase shares of Epizyme in 2021, a decrease in interest income of $1.2 million due to lower bank deposit rates, and a decrease in foreign currency exchange gains of $1.6 million.

Income Tax Expense

Our income tax expense increased from $4.8 million for the year ended December 31, 2020 to $11.9 million for the year ended December 31, 2021, primarily due to the capital gains taxes related to the disposal of our shareholding interest in Hutchison Baiyunshan.

Equity in Earnings of Equity Investees

Our equity in earnings of equity investees, net of tax, decreased by 23.3% from $79.0 million for the year ended December 31, 2020 to $60.6 million for the year ended December 31, 2021. This change was primarily due to the disposal of our shareholding interest in Hutchison Baiyunshan in September 2021.

Shanghai Hutchison Pharmaceuticals

The following table shows a summary of the results of operations of Shanghai Hutchison Pharmaceuticals for the years indicated. The consolidated financial statements of Shanghai Hutchison Pharmaceuticals are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2021		2020
	($’000)%		($’000)%
Revenue	332,648	100.0	276,354	100.0
Cost of sales	(77,559)	(23.3)	(72,163)	(26.1)
Selling expenses	(131,821)	(39.6)	(111,892)	(40.5)
Administrative expenses	(22,627)	(6.8)	(17,907)	(6.5)
Other net operating income	4,759	1.4	3,473	1.3
Taxation charge	(15,896)	(4.8)	(10,833)	(3.9)
Profit for the year	89,388	26.9	67,020	24.3
Equity in earnings of equity investee attributable to our company	44,678	13.4	33,502	12.1

Shanghai Hutchison Pharmaceuticals’ revenue increased by 20.4% from $276.4 million for the year ended December 31, 2020 to $332.6 million for the year ended December 31, 2021, primarily due to an increase in sales of She Xiang Bao Xin pills, a vasodilator used in the treatment of heart conditions. Sales of She Xiang Bao Xin pills increased by 22.8% from $250.0 million for the year ended December 31, 2020 to $ 307.1 million for the year ended December 31, 2021.

Cost of sales increased by 7.5% from $72.2 million for the year ended December 31, 2020 to $77.6 million for the year December 31, 2021, primarily due to higher sales of She Xiang Bao Xin pills. Shanghai Hutchison Pharmaceuticals’ revenue increased at a higher rate than cost of sales due to an increased proportion of sales of higher margin She Xiang Bao Xin pills.

Selling expenses increased by 17.8% from $111.9 million for the year ended December 31, 2020 to $131.8 million for the year ended December 31, 2021, as a result of increased spending on marketing and promotional activities to support the increase in sales.

Administrative expenses increased by 26.4% from $17.9 million for the year ended December 31, 2020 to $22.6 million for the year ended December 31, 2021, primarily due to an increase in research and development expenses for new products.

Other net operating income increased by 37.0% from $3.5 million for the year ended December 31, 2020 to $4.8 million for the year ended December 31, 2021, primarily due to an increase in government grants and interest income.

Taxation charge increased by 46.7% from $10.8 million for the year ended December 31, 2020 to $15.9 million for the year ended December 31, 2021, primarily due to an increase in taxable profit.

As a result of the foregoing, profit increased by 33.4% from $67.0 million for the year ended December 31, 2020 to $89.4 million for the year ended December 31, 2021. Our equity in earnings of equity investees contributed by this joint venture was $33.5 million and $44.7 million for the years ended December 31, 2020 and 2021, respectively.

Hutchison Baiyunshan

The following table shows a summary of the results of operations of Hutchison Baiyunshan for the periods indicated. The consolidated financial statements of Hutchison Baiyunshan are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Period Ended		Year Ended
	September 28, 2021		December 31, 2020
	($’000)%		($’000)%
Revenue	209,528	100.0	232,368	100.0
Cost of sales	(98,462)	(47.0)	(115,564)	(49.7)
Selling expenses	(74,425)	(35.5)	(74,066)	(31.9)
Administrative expenses	(21,659)	(10.3)	(25,664)	(11.0)
Gain on return of land	16,433	7.8	84,667	36.4
Other net operating income	5,306	2.5	6,071	2.6
Taxation charge	(4,840)	(2.3)	(16,494)	(7.1)
Profit attributable to equity holders of Hutchison Baiyunshan	31,850	15.2	91,276	39.3
Equity in earnings of equity investee attributable to our company	15,919	7.6	45,641	19.6

Fluctuations in revenue, cost of sales, administrative expenses and other net operating income between the periods presented is primarily due to the disposal of Hutchison Baiyunshan on September 28, 2021.

Selling expenses as a percentage of revenue increased by 3.6% from 31.9% for the year ended December 31, 2020 to 35.5% for the period ended September 28, 2021, primarily due to an increase in advertising expenses for brand building activities.

Gain on return of land was related to a one-time gain from land compensation for a return of land use rights to the Guangzhou government, and the majority of the compensation amount was received and recognized in 2020.

Taxation charge decreased by 70.7% from $16.5 million for the year ended December 31, 2020 to $4.8 million for the period ended September 28, 2021, primarily due to a decrease in gain on return of land between these periods.

As a result of the foregoing, profit attributable to equity holders of Hutchison Baiyunshan decreased by 65.1% from $91.3 million for the year ended December 31, 2020 to $31.9 million for the period ended September 28, 2021. Our equity in earnings of equity investees contributed by this joint venture was $45.6 million and $15.9 million for the year ended December 31, 2020 and the period ended September 28, 2021, respectively.

For more information on the financial results of our non-consolidated joint ventures, see “—Key Components of Results of Operations— Equity in Earnings of Equity Investees.”

Net Loss

As a result of the foregoing, our net loss increased from $115.5 million for the year ended December 31, 2020 to $167.0 million for the year ended December 31, 2021. Net loss attributable to our company increased from $125.7 million for the year ended December 31, 2020 to $194.6 million for the year ended December 31, 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenue increased by 11.3% from $204.9 million for the year ended December 31, 2019 to $228.0 million for the year ended December 31, 2020, which was caused by increased revenue from both Oncology/Immunology and Other Ventures operations.

Revenue from Oncology/Immunology increased by 12.8% from $26.8 million for the year ended December 31, 2019 to $30.2 million for the year ended December 31, 2020, primarily due to an increase in revenue related to the sale of Elunate from $10.8 million for the year ended December 31, 2019 (of which $2.7 million was royalty revenue and $8.1 million was revenue from sales to Eli Lilly) to $20.0 million for the year ended December 31, 2020 (of which $4.9 million was royalty revenue, $11.3 million was revenue from sales of goods primarily to Eli Lilly and $3.8 million was revenue from promotion and marketing services to Eli Lilly which commenced in October 2020) as a result of the inclusion of Elunate in the 2020 China NRDL. Elunate was included on China’s NRDL at an approximately 60% discount to its initial retail price. The inclusion of Elunate resulted in a substantial improvement in sales volume due to the availability of third-party reimbursements. This increase was offset in part by a decrease in revenue related to collaboration research and development services from $15.5 million for the year ended December 31, 2019 to $9.8 million for the year ended December 31, 2020 as there was less clinical activity subject to reimbursement from our collaboration partners.

Revenue from our Other Ventures increased by 11.0% from $178.1 million for the year ended December 31, 2019 to $197.8 million for the year ended December 31, 2020, primarily due to an increase in sales of prescription drug products. Revenue from sales of prescription drugs increased by 17.0% from $141.1 million for the year ended December 31, 2019 to $165.1 million for the year ended December 31, 2020 primarily due to increased sales by our consolidated joint venture Hutchison Sinopharm. The increase was offset in part by lower provision of services which decreased from $2.6 million for the year ended December 31, 2019 to nil for the year ended December 31, 2020 after the discontinuation of our distribution of Seroquel in May 2019. This increase was also offset in part by a decrease in sales of consumer health products which decreased by 4.9% from $34.4 million for the year ended December 31, 2019 to $32.7 million for the year ended December 31, 2020. This decrease was primarily attributable to decreased sales of infant nutrition products.

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

Research and Development Expenses

Our research and development expenses incurred by Oncology/Immunology increased by 26.5% from $138.2 million for the year ended December 31, 2019 to $174.8 million for the year ended December 31, 2020, which was primarily attributable to a $18.1 million increase in payments to CROs and other clinical trial related costs and a $18.5 million increase in employee compensation related and other costs. These increased costs were due to a significant expansion of clinical activities in the United States and rapid organizational growth to support such expansion. In particular, this increase was attributable to the expansion of the fruquintinib, surufatinib, HMPL-306 and amdizalisib development programs. As a result, research and development expenses as a percentage of our revenue increased from 67.4% to 76.7% across these periods.

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

Other Income/(Expense)

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

Equity in Earnings of Equity Investees

Our equity in earnings of equity investees, net of tax, increased by 94.2% from $40.7 million for the year ended December 31, 2019 to $79.0 million for the year ended December 31, 2020.  This change was primarily due to the one-time gain on return of land recorded by our former non-consolidated joint venture, Hutchison Baiyunshan, of which our attributable portion recorded to equity in earnings of equity investees, net of tax, was $36.0 million for the year ended December 31, 2020.

Shanghai Hutchison Pharmaceuticals

The following table shows a summary of the results of operations of Shanghai Hutchison Pharmaceuticals for the years indicated. The consolidated financial statements of Shanghai Hutchison Pharmaceuticals are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2020		2019
	($’000)%		($’000)%
Revenue	276,354	100.0	272,082	100.0
Cost of sales	(72,163)	(26.1)	(77,313)	(28.4)
Selling expenses	(111,892)	(40.5)	(110,591)	(40.6)
Administrative expenses	(17,907)	(6.5)	(14,761)	(5.4)
Other net operating income	3,473	1.3	2,941	1.1
Taxation charge	(10,833)	(3.9)	(11,015)	(4.0)
Profit for the year	67,020	24.3	61,301	22.5
Equity in earnings of equity investee attributable to our company	33,502	12.1	30,654	11.3

Shanghai Hutchison Pharmaceuticals’ revenue increased by 1.6% from $272.1 million for the year ended December 31, 2019 to $276.4 million for the year ended December 31, 2020, primarily due to an increase in sales of She Xiang Bao Xin pills, a vasodilator used in the treatment of heart conditions. Sales of She Xiang Bao Xin pills increased by 4.4% from $239.5 million for the year ended December 31, 2019 to $250.0 million for the year ended December 31, 2020. Additionally, revenue from Shanghai Hutchison Pharmaceuticals’ distribution business decreased from $11.1 million for the year ended December 31, 2019 to $5.4 million for the year ended December 31, 2020, primarily due to lower provision of services after the discontinuation of our distribution of Seroquel.

Cost of sales decreased by 6.7% from $77.3 million for the year ended December 31, 2019 to $72.2 million for the year ended December 31, 2020, primarily due to the discontinuation of our distribution of Seroquel. Additionally, Shanghai Hutchison Pharmaceuticals’ revenue increased at a higher rate than cost of sales due to an increased proportion of sales of higher margin She Xiang Bao Xin pills.

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

Other net operating income is primarily comprised of government grants and interest income. Other net operating income increased by 18.1% from $2.9 million for the year ended December 31, 2019 to $3.5 million for the year ended December 31, 2020, primarily due to higher interest income of $0.4 million.

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

Hutchison Baiyunshan

The following table shows a summary of the results of operations of our former non-consolidated joint venture, Hutchison Baiyunshan, for the years indicated. The consolidated financial statements of Hutchison Baiyunshan are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2020		2019
	($’000)%		($’000)%
Revenue	232,368	100.0	215,403	100.0
Cost of sales	(115,564)	(49.7)	(100,279)	(46.6)
Selling expenses	(74,066)	(31.9)	(74,013)	(34.4)
Administrative expenses	(25,664)	(11.0)	(23,817)	(11.1)
Gain on return of land	84,667	36.4	—	—
Other net operating income	6,071	2.6	5,626	2.6
Taxation charge	(16,494)	(7.1)	(3,634)	(1.7)
Profit attributable to equity holders of Hutchison Baiyunshan	91,276	39.3	19,792	9.2
Equity in earnings of equity investee attributable to our company	45,641	19.6	9,899	4.6

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

Other net operating income is primarily comprised of government grants, interest income, brand-licensing income and rental income. Other net operating income increased by 7.9% from $5.6 million for the year ended December 31, 2019 to $6.1 million for the year ended December 31, 2020, primarily due to higher government grants of $0.3 million and higher brand-licensing income of $0.2 million.

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

B.    Liquidity and Capital Resources

To date, we have taken a multi-source approach to fund our operations, including through cash flows generated and dividend payments from our Oncology/Immunology and Other Ventures operations, service and milestone and upfront payments from our collaboration partners, bank borrowings, investments from other third parties, proceeds from our listings on various stock exchanges and follow-on offerings.

Our Oncology/Immunology operations have historically not generated significant profits or have operated at a net loss, as creating potential global first-in-class or best-in-class drug candidates requires a significant investment of resources over a prolonged period of time. As a result, we anticipate that we may need additional financing for our Oncology/Immunology operations in future periods. See Item 3.D. “Risk Factors—Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates—Historically, our in house research and development division, which is included in our Oncology/Immunology operations, has not generated significant profits or has operated at a net loss. Our future profitability is dependent on the successful commercialization of our drug candidates.”

As of December 31, 2021, we had cash and cash equivalents of $377.5 million and short-term investments of $634.2 million and unutilized bank facilities of $157.4 million. Substantially all of our bank deposits are at major financial institutions, which we believe are of high credit quality. As of December 31, 2021, we had $26.9 million in bank loans, all of which was related to a term loan from HSBC. The total weighted average cost of bank borrowings for the year ended December 31, 2021 was 1.08% per annum. For additional information, see “—Loan Facilities.”

Certain of our subsidiaries and joint ventures, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. In addition, certain of our joint ventures are required to allocate certain of their after-tax profits as determined in accordance with related regulations and their respective articles of association to the reserve funds upon their board approval. Profit appropriated to the reserve funds for our subsidiaries and joint ventures incorporated in the PRC was approximately $51,000, $44,000 and $89,000 for the years ended December 31, 2019, 2020 and 2021, respectively.

In addition, as a result of PRC regulations restricting dividend distributions from such reserve funds and from a company’s registered capital, our PRC subsidiaries are restricted in their ability to transfer a certain amount of their net assets to us as cash dividends, loans or advances. This restricted portion amounted to $0.1 million as of December 31, 2021. Although we do not currently require any such dividends, loans or advances from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources. For more information, see Item 4.B. “Business Overview—Regulation—PRC Regulation of Foreign Currency Exchange, Offshore Investment and State-Owned Assets—Regulation on Investment in Foreign invested Enterprises—Regulation on Dividend Distribution.”

In addition, our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals held $50.0 million in cash and cash equivalents and no bank borrowings as of December 31, 2021. Such cash and cash equivalents are only accessible by us through dividend payments from the joint venture. The level of dividends declared by the joint venture is subject to agreement each year between us and our joint venture partner based on the profitability and working capital needs of the joint venture. As a result, we cannot guarantee that the joint venture will continue to pay dividends to us in the future at the same rate we have enjoyed in the past, or at all, which may have a material adverse effect on our liquidity and capital resources. For more information, see Item 3.D. “Risk Factors—Risks Relating to Sales of our Internally Developed Drugs and Other Drugs—As a significant portion of the operations of our Other Ventures is conducted through joint venture, we are largely dependent on the success of our joint venture and our receipt of dividends or other payments from our joint venture for cash to fund our operations and our investment in joint venture subject to liquidity risk.”

We believe that our current levels of cash and cash equivalents, short-term investments, along with cash flows from operations, dividend payments and unutilized bank borrowings, will be sufficient to meet our anticipated cash needs for at least the next 12 months. In the long term, we believe that we can meet our need for cash through revenues generated from marketed products, public and private sales of our securities and the potential disposals of our remaining non-core businesses. However, we may require additional financing in order to fund all of the clinical development efforts that we plan to undertake to accelerate the development of our clinical-stage drug candidates. For more information, see Item 3.D. “Risk Factors—Risks Relating to Our Financial Position and Need for Capital.”

	Year Ended December 31,
	2021	2020	2019

	($’000)
Cash Flow Data:
Net cash used in operating activities	(204,223)	(62,066)	(80,912)
Net cash (used in)/generated from investing activities	(306,320)	(125,441)	119,028
Net cash generated from/(used in) financing activities	650,028	296,434	(1,493)
Net increase in cash and cash equivalents	139,485	108,927	36,623
Effect of exchange rate changes	2,427	5,546	(1,502)
Cash and cash equivalents at beginning of the year	235,630	121,157	86,036
Cash and cash equivalents at end of the year	377,542	235,630	121,157

Net Cash used in Operating Activities

Net cash used in operating activities was $62.1 million for the year ended December 31, 2020, compared to net cash used in operating activities of $204.2 million for the year ended December 31, 2021. The net change of $142.1 million was primarily attributable to higher operating expenses of $259.8 million from $424.6 million for the year ended December 31, 2020 to $684.4 million for the year ended December 31, 2021, offset in part by an increase in revenues of approximately $128.1 million from $228.0 million for the year ended December 31, 2020 to $356.1 million for the year ended December 31, 2021.

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

Net Cash (used in)/generated from Investing Activities

Net cash used in investing activities was $125.4 million for the year ended December 31, 2020, compared to net cash used in investing activities of $306.3 million for the year ended December 31, 2021. The net change of $180.9 million was primarily attributable to an increase in net deposits in short-term investment of $331.1 million from $103.5 million for the year ended December 31, 2020 to $434.6 million for the year ended December 31, 2021. The net change was also attributable to the payment of $15.0 million during the year ended December 31, 2021 to acquire a warrant to purchase Epizyme shares. The net change was partially offset by the proceeds received from the divestment of Hutchison Baiyunshan of $159.1 million during the year ended December 31, 2021.

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

Net Cash generated from/(used in) Financing Activities

Net cash generated from financing activities was $296.4 million for the year ended December 31, 2020, compared to net cash generated from financing activities of $650.0 million for the year ended December 31, 2021. The net change of $353.6 million was primarily attributable to the net proceeds of $685.4 million from a private placement in April 2021 and from our public offering on the SEHK in June and exercise of the over-allotment option in July 2021, as compared to net proceeds of $310.0 million from our follow-on offering in the United States and private placements in 2020. This net change was partially offset by an increase in purchases of ADSs by the trustee of our LTIP for the settlement of certain equity awards which totaled $12.9 million for the year ended December 31, 2020 as compared to $27.3 million for the year ended December 31, 2021, as well as an increase in dividends paid to non-controlling shareholders of subsidiaries which totaled $1.5 million for the year ended December 31, 2020 as compared to $9.9 million for the year end December 31, 2021.

Net cash used in financing activities was $1.5 million for the year ended December 31, 2019, compared to net cash generated from financing activities of $296.4 million for the year ended December 31, 2020.  The net change of $297.9 million was primarily attributable to net proceeds of $310.0 million from our follow-on offering in the United States in January and February 2020 and private placements in July 2020 and November 2020.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2021. For more information on bank borrowings and interest on bank borrowings, please see “—Loan Facilities.” Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories, warehouse, offices and other assets under non-cancellable lease agreements. For more information on purchase obligations and lease obligations, please see “—Capital Expenditures.”

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1‑2 Years	2‑5 Years	5 Years

	($’000)
Bank borrowings	26,923	26,923	—	—	—
Interest on bank borrowings	104	104	—	—	—
Purchase obligations	44,204	42,519	125	1,560	—
Lease obligations	12,818	5,348	3,434	3,241	795
Total	84,049	74,894	3,559	4,801	795

Shanghai Hutchison Pharmaceuticals

The following table sets forth the contractual obligations of our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals as of December 31, 2021. Shanghai Hutchison Pharmaceuticals’ purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. Shanghai Hutchison Pharmaceuticals’ lease obligations primarily comprise future aggregate minimum lease payments in respect of various offices under non-cancellable lease agreements.

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1‑2 Years	2‑5 Years	5 Years

	($’000)
Purchase obligations	155	155	—	—	—
Lease obligations	3,149	859	784	1,506	—
Total	3,304	1,014	784	1,506	—

Loan Facilities

In November 2018, our subsidiary HUTCHMED Group (HK) Limited (formerly Hutchison China MediTech (HK) Limited), renewed a three-year revolving loan facility with HSBC. The facility amount of this loan was HK$234.0 million ($30.0 million) with an interest rate at the Hong Kong Inter-bank Offered Rate, or HIBOR, plus 0.85% per annum. This credit facility was guaranteed by us and included certain financial covenant requirements. The revolving loan facility expired in November 2021.

In May 2019, HUTCHMED Group (HK) Limited entered into additional credit facility arrangements with HSBC for the provision of unsecured credit facilities in the aggregate amount of HK$400.0 million ($51.3 million). The 3-year credit facilities include (i) a HK$210.0 million ($26.9 million) term loan facility and (ii) a HK$190.0 million ($24.4 million) revolving loan facility, both with an interest rate at HIBOR plus 0.85% per annum. These credit facilities are guaranteed by us and include certain financial covenant requirements. In October 2019, we drew down HK$210.0 million ($26.9 million) from the term loan facility and as of December 31, 2021, no amount was drawn from the revolving loan facility.

In August 2020, HUTCHMED Group (HK) Limited entered into a 24-month revolving credit facility with Deutsche Bank AG in the amount of HK$117.0 million ($15.0 million) with an interest rate at HIBOR plus 4.5% per annum. This revolving facility is guaranteed by us and includes certain financial covenant requirements. As of December 31, 2021, no amount was drawn from the revolving loan facility.

In October 2021, our subsidiary HUTCHMED Limited entered into a 10-year fixed asset loan facility agreement with Bank of China Limited for the provision of a secured credit facility of RMB754.9 million ($118.1 million) with an annual interest rate at the 5-year China Loan Prime Rate less 0.65%. This credit facility is guaranteed by HUTCHMED Limited’s immediate holding company, HUTCHMED Investment (HK) Limited (formerly Hutchison MediPharma (HK) Investment Limited), and secured by the underlying leasehold land and buildings, and includes certain financial covenant requirements. As of December 31, 2021, no amount was drawn from the fixed asset loan facility.

Our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals had no bank borrowings outstanding as of December 31, 2021.

Gearing Ratio

The gearing ratio of our group, which was calculated by dividing total interest-bearing loans by total equity, was 2.6% as of December 31, 2021, a decrease from 5.2% as of December 31, 2020. The decrease was primarily attributable to the increase in equity due to our primary offering of shares on the SEHK.

Capital Expenditures

We had capital expenditures of $8.6 million, $19.6 million and $16.8 million for the years ended December 31, 2019, 2020 and 2021, respectively. Our capital expenditures during these periods were primarily used for the purchases of leasehold land and property, plant and equipment for a new large-scale manufacturing facility for innovative drugs in Shanghai, China and to expand the HUTCHMED Limited research facilities and the manufacturing facility in Suzhou, China. Our capital expenditures have been primarily funded by cash flows from operations and proceeds from our initial public and follow-on offerings in Hong Kong and the United States and other equity offerings.

As of December 31, 2021, we had commitments for capital expenditures of approximately $44.2 million, primarily for the construction of the new manufacturing facility in Shanghai. We expect to fund these capital expenditures through cash flows from operations, bank borrowings and existing cash resources.

Our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals had capital expenditures of $4.6 million, $2.4 million and $3.4 million for the years ended December 31, 2019, 2020 and 2021, respectively. These capital expenditures were primarily related to the renovation of new office and improvements to its production facilities in Shanghai. These capital expenditures were primarily funded through cash flows from operations of Shanghai Hutchison Pharmaceuticals.

C.Research and Development, Patents and Licenses, etc.

Full details of our research and development activities and expenditures are given in the “Business” and “Operating and Financial Review and Prospects” sections of this annual report above.

D.Trend Information.

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

E.Critical Accounting Estimates.

For information on our critical accounting estimates, please see “—Operating Resulting—Critical Accounting Policies and Significant Judgments and Estimates” section of this annual report above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management.

Business Experience and Qualifications of our Directors

Below is a list of the names and ages of our directors and officers as of March 1, 2022, and a brief account of the business experience of each of them.  The business address for our directors and officers is c/o HUTCHMED (China) Limited, Level 18, The Metropolis Tower, 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong.

Name	Age	Position
Chi Keung To, Simon	70	Executive Director and Chairman
Christian Lawrence Hogg	56	Executive Director and Chief Executive Officer
Chig Fung Cheng, Johnny	55	Executive Director and Chief Financial Officer
Weiguo Su	64	Executive Director and Chief Scientific Officer
Dan Eldar	68	Non-executive Director
Edith Shih	70	Non-executive Director and Company Secretary
Paul Rutherford Carter	61	Senior Independent Non-executive Director
Karen Jean Ferrante	64	Independent Non-executive Director
Graeme Allan Jack	71	Independent Non-executive Director
Shu Kam Mok, Tony	61	Independent Non-executive Director
Marek Krzysztof Kania	59	Executive President, Managing Director and Chief Medical Officer
Karen Jane Atkin	56	Executive Vice President and Chief Operating Officer
Zhenping Wu	62	Senior Vice President, Pharmaceutical Sciences
Kin Hung Lee, Mark	44	Senior Vice President, Corporate Finance and Development
Qingmei Wang, May	58	Senior Vice President, Business Development & Strategic Alliances
Hong Chen	51	Senior Vice President and Chief Commercial Officer (China)
Thomas R.Held	61	Senior Vice President, Commercial (U.S.)
Charles George Rupert Nixon	52	Group General Counsel

Chi Keung To, Simon has been a director since 2000 and an executive director and chairman of our board of directors since 2006. He is also a member of our nomination committee, remuneration committee and technical committee. He is the managing director of Hutchison Whampoa (China) Limited and has been with Hutchison Whampoa (China) Limited for over 40 years, building its business from a small trading company to a multi-billion dollar investment group. He has negotiated major transactions with multinational corporations such as Procter & Gamble, or P&G, Lockheed, Pirelli, Beiersdorf, United Airlines and British Airways. He is currently chairman of the board of directors of Gama Aviation Plc, which is admitted to trading on AIM, and formerly served as independent non-executive director on the boards of China Southern Airlines Company Limited and Air China Limited. Mr. To’s career in China spans more than 45 years. He is the original founder of the China healthcare business of Hutchison Whampoa Limited (currently a subsidiary of CK Hutchison) and has been instrumental in its acquisitions made to date. He received a bachelor’s degree in mechanical engineering from Imperial College, London and a master in business administration from Stanford University’s Graduate School of Business.

Christian Lawrence Hogg has been an executive director and our chief executive officer since 2006.  He is also a member of our technical committee and sustainability committee. He joined the business in 2000, as its first employee, and has since led all aspects of the creation, implementation and management of our strategy, business and listings.  This includes the establishment of our Oncology/Immunology operations which now have an organization of about 1,500 scientific and commercial personnel involved in the launch of its first three oncology drugs, Elunate, Sulanda and Orpathys in China, as well as the management of global clinical development activities on our portfolio of twelve in-house discovered novel oncology drug candidates.  Furthermore, Mr. Hogg oversaw the acquisition and operational integration of assets that led to the formation of our Other Ventures operations, which today employs about 3,100 personnel involved in manufacture, market and distribute prescription drugs and consumer health products, covering an extensive network of hospitals across China.  Prior to joining us, he spent ten years with P&G, starting in the United States in Finance and then Brand Management in the Laundry and Cleaning Products Division.  He then moved to China to manage P&G’s detergent business, followed by a move to Brussels to run P&G’s global bleach business.  Mr. Hogg received a bachelor’s degree in civil engineering from the University of Edinburgh in and a master in business administration from the University of Tennessee.

Chig Fung Cheng, Johnny has been an executive director since 2011 and our chief financial officer since 2008.  He is a member of our sustainability committee. Prior to joining our company, Mr. Cheng was vice president, finance of Bristol Myers Squibb in China and was a director of Sino-American Shanghai Squibb Pharmaceuticals Ltd. and Bristol-Myers Squibb (China) Investment Co. Ltd. in Shanghai between 2006 and 2008.  Mr. Cheng started his career as an auditor with Price Waterhouse (currently PricewaterhouseCoopers) in Australia and then joined KPMG in Beijing before spending eight years with Nestlé China where he was in charge of a number of finance and control functions in various operations.  Mr. Cheng received a bachelor of economics from the University of Adelaide and is a member of the Chartered Accountants Australia and New Zealand.

Weiguo Su has been an executive director since 2017 and has been our executive vice president and chief scientific officer since 2012.  He is also a member of our technical committee.  Dr. Su has headed all drug discovery and research since he joined our company, including master-minding our scientific strategy, being a key leader of our Oncology/Immunology operations, and responsible for the discovery of each and every small molecule drug candidate in our pipeline.  Prior to joining our company in 2005, Dr. Su worked with the U.S. research and development department of Pfizer, Inc.  In 2017, he was granted the prestigious award by the China Pharmaceutical Innovation and Research Development Association (PhIRDA) as one of the Most Influential Drug R&D Leaders in China.  Dr. Su received a bachelor of science degree in chemistry from Fudan University in Shanghai.  He completed a Ph.D.  and post-doctoral fellowship in chemistry at Harvard University under the guidance of Nobel Laureate Professor E. J. Corey.

Dan Eldar has been a non-executive director since 2016.  He has more than 30 years of experience as a senior executive, leading global operations in telecommunications, water, biotech and healthcare.  He is an executive director of Hutchison Water Israel Ltd (an associated company of CK Hutchison) which focuses on large scale projects including desalination, wastewater treatment and water reuse.  He was formerly an independent non-executive director of Leumi Card Ltd., a subsidiary of Bank Leumi Le-Israel B.M., one of Israel’s leading credit card companies.  Dr. Eldar received a Ph.D. degree in government from Harvard University, master of arts degree in government from Harvard University, master of arts degree in political science and public administration from the Hebrew University of Jerusalem and a bachelor of arts degree in political science from the Hebrew University of Jerusalem.

Edith Shih has been a non-executive director and company secretary of our company since 2006 and the company secretary of Group companies since 2000. She is also chairman of our sustainability committee. She has over 35 years of experience in legal, regulatory, corporate finance, compliance and corporate governance fields. She is also an executive director and company secretary of CK Hutchison. She has been with the Cheung Kong (Holdings) Limited group, or CKH, since 1989 and with Hutchison Whampoa Limited, or HWL, from 1991 to 2015. Both CKH and HWL became wholly-owned subsidiaries of CK Hutchison in 2015.  She has acted in various capacities within the HWL group, including head group general counsel and company secretary of HWL as well as director and company secretary of HWL subsidiaries and associated companies. Ms. Shih is in addition a non-executive director of Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust and a member of board of commissioners of PT Duta Intidaya Tbk. In addition, Ms. Shih is a director of certain substantial shareholders (within the meaning of the Securities and Futures Ordinance of Hong Kong) of our company and certain companies controlled by substantial shareholders of our company. The aforementioned companies are either subsidiaries or associated companies of CK Hutchison of which Ms. Shih has oversight as director of CK Hutchison. She is the immediate past international president and current member of the executive committee of The Chartered Governance Institute, or CGI, as well as a past president and current chairperson of the nomination committee of The Hong Kong Charted Governance Institute, or HKCGI, formerly known as The Hong Kong Institute of Chartered Secretaries. She is also chairman of the process review panel for the Financial Reporting Council, a panel member of the Securities and Futures Appeals Tribunal and a member of the Hong Kong-Europe Business Council.  Ms. Shih is a solicitor qualified in England and Wales and Hong Kong and Victoria, Australia. She is a fellow of both the CGI and HKCGI, holding chartered secretary and chartered governance professional dual designations. Ms. Shih received a bachelor of science degree and a master of arts degree from the University of the Philippines as well as a master of arts degree and a master of education degree from Columbia University, New York.

Paul Rutherford Carter has been a senior independent non-executive director since 2017.  He is also chairman of our remuneration committee and a member of our audit committee and technical committee. He has more than 26 years of experience in the pharmaceutical industry.  From 2006 to 2016, Mr. Carter served in various senior executive roles at Gilead Sciences, Inc., or Gilead, a research-based biopharmaceutical company, with the last position as executive vice president, commercial operations.  In this role, Mr. Carter headed the worldwide commercial organization responsible for the launch and commercialization of all of Gilead’s products.  He also worked as a senior executive at GlaxoSmithKline Plc.  He is currently a director of Mallinckrodt plc. He is also a director of Immatics N.V. and VectivBio Holding AG.  He is chairman of Evox Therapeutics and a retained advisor to several firms active in the life sciences sector.  He was formerly a director of Alder Biopharmaceuticals, Inc. Mr. Carter received a degree in business studies from the Ealing School of Business and Management (now merged into University of West London) and is a fellow of the Chartered Institute of Management Accountants in the United Kingdom.

Karen Jean Ferrante has been an independent non-executive director since 2017. She is also chairman of our technical committee and a member of our audit committee.  She has more than 26 years of experience in the pharmaceutical industry.  She was the former chief medical officer and head of research and development of Tokai Pharmaceuticals, Inc., a biopharmaceutical company focused on developing and commercializing innovative therapies for prostate cancer and other hormonally driven diseases.  Dr. Ferrante previously held senior positions at Millennium Pharmaceuticals, Inc. and its parent company, Takeda Pharmaceutical Company Limited, including chief medical officer and most recently as oncology therapeutic area and Cambridge USA site head. She also held positions of increasing responsibility at Pfizer Inc., or Pfizer, with the last position as vice president, oncology development.  Dr. Ferrante is currently a member of the board of directors of MacroGenics, Inc. and Cogent Biosciences, Inc. (formerly Unum Therapeutics Inc.). She is also a member of the scientific advisory board of Kazia Therapeutics Limited. Dr. Ferrante was previously a director of Baxalta Incorporated until it was acquired by Shire plc in 2016 and a director of Progenics Pharmaceuticals, Inc., until it was acquired by Lantheus Holdings, Inc. in 2020. She was also previously a member of the scientific advisory board of Trillium Therapeutics Inc. until it was acquired by Pfizer in November 2021. She is an author of a number of papers in the field of oncology, an active participant in academic and professional associations and symposia and holder of several patents.  Dr. Ferrante received a bachelor of science degree in chemistry and biology from Providence College and a doctor of medicine from Georgetown University.

Graeme Allan Jack has been an independent non-executive director since 2017.  He is also chairman of our audit committee and a member of our nomination committee and remuneration committee.  He has more than 40 years of experience in finance and audit.  He retired as partner of PricewaterhouseCoopers in 2006 after a distinguished career with the firm for over 33 years.  He is currently an independent non-executive director of The Greenbrier Companies, Inc. (an international supplier of equipment and services to the freight rail transportation markets) and Hutchison Port Holdings Management Pte. Limited, and also serves as the trustee-manager of Hutchison Port Holdings Trust (a developer and operator of deep water container terminals). He was formerly a director of COSCO SHIPPING Development Co., Ltd. (formerly China Shipping Container Lines Company Limited, an integrated financial services platform principally engaged in vessel and container leasing).  He received a bachelor of commerce degree from the University of New South Wales, Australia and is a Fellow of the Hong Kong Institute of Certified Public Accountants and an Associate of Chartered Accountants Australia and New Zealand.

Shu Kam Mok, Tony has been an independent non-executive director since 2017.  He is chairman of our nomination committee and a member of our sustainability committee and technical committee.  Professor Mok has more than 31 years of experience in clinical oncology with his main research interest focusing on biomarker and molecular targeted therapy in lung cancer.  He is currently Li Shu Fan Medical Foundation named professor and chairman of department of clinical oncology at The Chinese University of Hong Kong.  Professor Mok has contributed to over 250 articles in international peer-reviewed journals, as well as multiple editorials and textbooks.  In October 2018, Professor Mok was the first Chinese to be bestowed with the European Society for Medical Oncology (ESMO) Lifetime Achievement Award, one of the most prestigious international honors and recognitions given to cancer researchers, for his contribution to and leadership in lung cancer research worldwide.  He is a non-executive director of AstraZeneca PLC, a board director of the American Society of Clinical Oncology (“ASCO”) and a steering committee member of the Chinese Society of Clinical Oncology (“CSCO”). He is also currently chairman of the board of ACT Genomics Holdings Ltd. (“ACT Genomics”) and a non-executive independent director of Lunit USA Inc. He is past president of the International Association for the Study of Lung Cancer, and co-founder of Sanomics Limited (acquired by ACT Genomics in November 2021) and Aurora Tele-Oncology Limited.  Professor Mok is also closely affiliated with the oncology community in China and has been awarded an Honorary Professorship at Guangdong Province People’s Hospital, Guest Professorship at Peking Union Medical College Hospital and Visiting Professorship at Shanghai Jiao Tong University.  He received his bachelor of medical science degree and a doctor of medicine from University of Alberta, Canada.  He is also a fellow of the Royal College of Physicians and Surgeons of Canada, Hong Kong College of Physicians, Hong Kong Academy of Medicine, Royal College of Physicians of Edinburgh and ASCO.

Marek Krzysztof Kania is our executive president, managing director and chief medical officer. Prior to joining our company in 2018, Dr. Kania spent 25 years with Eli Lilly where he led teams on multiple oncology products around the world. While at Eli Lilly, Dr. Kania was involved in clinical research and development, global medical affairs including product launches and medical policy and strategy. Prior to joining Eli Lilly, Dr. Kania practiced as an anesthesiologist and critical care physician. Dr. Kania is a member of the American Society of Clinical Oncology and the American Association for Cancer Research. He received his medical training at the Silesian School of Medicine in Katowice, Poland, and subsequently completed an anesthesiology and critical-care residency, with board certification from Jagiellonian University School of Medicine in Krakow.  Dr. Kania also holds an MBA degree from The University of Chicago Booth Graduate School of Business.

Karen Jane Atkin is our executive vice president and chief operating officer. Prior to joining our company in 2021, Dr. Atkin spent 24 years at AstraZeneca in senior medical, regulatory, pharmacovigilance, R&D and commercial leadership roles, including as senior vice president of medical for biopharmaceuticals, vice president of the global infection, neuroscience and autoimmunity therapy area and the established branch business, country president of Indonesia and led China R&D for over four years. Dr. Atkin is also a registered physician with advanced level qualifications in internal medicine and pharmaceutical medicine. Dr. Atkin holds three bachelor’s degrees in physiology, medicine and surgery, respectively, from University College London. She graduated with a first class honors degree in medicine, holds an MBA from the Open University, is a Member of the Royal College of Physicians and a fellow of the Faculty of Pharmaceutical Medicine in the UK.

Zhenping Wu joined our company in 2008 and has been our senior vice president of pharmaceutical sciences since 2012.  Dr. Wu has over 28 years of experience in drug discovery and development.  His past positions include senior director of pharmaceutical sciences at Phenomix Corporation, a U.S.-based biotechnology company, director of pharmaceutical development at Pfizer Global Research & Development in California (formerly Agouron Pharmaceuticals) and a group leader at Roche at its Palo Alto site.  He is a past chairman and president of the board of the Sino-American Biotechnology and Pharmaceutical Association.  Dr. Wu received a Ph.D.  from the University of Hong Kong and a master in business administration from the University of California at Irvine.

Kin Hung Lee, Mark is our senior vice president of corporate finance and development and joined our company in 2009. He began working in healthcare investment banking in the United States and Europe in 1998.  Based in the New York and London offices of Credit Suisse, Mr. Lee was involved in the execution and origination of mergers, acquisitions, public and private financings and corporate strategy for life science companies such as AstraZeneca, Bristol-Myers Squibb and Genzyme, as well as other medical product and service companies.  Mr. Lee received his bachelor’s degree in biochemical engineering with first class honors from University College London, where he was awarded a Dean’s Commendation. He also received a master of business administration from the Massachusetts Institute of Technology’s Sloan School of Management.

Qingmei Wang, May is our senior vice president of business development & strategic alliances. Prior to joining our company in 2010, Dr. Wang spent 16 years with Eli Lilly where she was the head of Eli Lilly’s Asian Biology Research and responsible for establishing and managing research collaborations in China and across Asia.  Dr. Wang holds numerous patents, has published more than 50 peer-reviewed articles and has given dozens of seminars and plenary lectures.  Dr. Wang received a Ph.D.  in biochemistry from Purdue University.

Hong Chen is our senior vice president and chief commercial officer (China). Prior to joining our company in 2011, Mr. Chen spent 12 years with Bristol-Myers Squibb and was last serving as its national sales & marketing director in China. Mr. Chen received a bachelor’s degree in medicine from Nanjing Medical University and an EMBA from Cheung Kong Graduate School of Business.

Thomas R.Held has been our senior vice president, commercial (U.S.) since 2020. He is responsible for establishing and leading our commercial presence in the United States and building the commercial infrastructure for our international operations, including launch strategy, marketing sales, market access and operational planning. Mr. Held has more than 30 years of experience in the pharmaceutical industry with a majority of time spent in the oncology commercial space. In his most recent position, he served as vice president of Daiichi Sankyo’s emergent Antibody Drug Conjugate strategic platform. Prior to Daiichi Sankyo, he held commercial roles of increasing responsibility at Novartis Oncology, where he worked from 1997 to 2017, gaining invaluable experience in the solid tumor arena, including importantly neuroendocrine tumors. Mr. Held received a bachelor’s degree in economics from Allegheny College and an MBA from Ashland University.

Charles George Rupert Nixon has been our group general counsel since 2015 and has worked with us since 2006. Prior to joining us, Mr. Nixon was group senior legal counsel for Hutchison Whampoa Limited (previously a listed company in Hong Kong and after a restructuring, a subsidiary of CK Hutchison Holdings Limited) in both Hong Kong and London and prior to that senior legal counsel for Three UK, a mobile phone operator. Mr. Nixon has been with the CK Hutchison Group since 2001. Mr. Nixon received an LL.B (Hons) from Middlesex University and is a qualified solicitor in England & Wales with 30 years of experience.

Board Diversity

On August 6, 2021, the SEC approved the Nasdaq Stock Market’s proposal to amend its listing standards to encourage greater board diversity and to require board diversity disclosures for Nasdaq-listed companies. Pursuant to the amended listing standards, HUTCHMED, as a foreign private issuer, is required to have at least two diverse board members or explain the reasons for not meeting this objective by 2025. Furthermore, a board diversity matrix is required to be included in the annual report on Form 20-F, containing certain demographic and other information regarding members of our board of directors. HUTCHMED currently complies with the diversity requirement, as we currently have two female and eight male members on our board of directors. The board diversity matrix is set out below.

Board Diversity Matrix (As of March 1, 2022)
Place of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	10

Did Not Disclose
	Female	Male	Non-Binary	Gender
Part I: Gender Identity
Directors	2	8	—	—
Part II: Demographic Background
Underrepresented Individual in Place of Principal Executive Offices	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclosure Demographic Background	—	—	—	—

B.    Compensation.

Executive Officer Compensation

Summary Compensation Table

The following table sets forth the non-equity compensation paid or accrued during the year ended December 31, 2021 to our chief executive officer, chief financial officer, chief scientific officer and other executive officers on an aggregate basis.

	Salary			Taxable	Non-taxable	Pension
	and fees		Bonus(5)	benefits	benefits	contributions	Total
Name and Principal Position	($)		($)	($)	($)	($)	($)
Christian Lawrence Hogg	469,038	(1)(2)	1,000,000	18,365	9,936	30,250	1,527,589
Chig Fung Cheng, Johnny	390,412	(3)	410,256	—	9,936	27,903	838,507
Weiguo Su	470,065	(4)	834,621	10,000	6,790	34,946	1,356,422
Other Executive Officers in the Aggregate	2,438,670		2,440,073	39,805	58,279	129,843	5,106,670

Notes:

(1)

Director’s fees received from the subsidiaries of our company during the period he served as director that were paid to a subsidiary or an intermediate holding company of our company are not included in the amounts above.

(2)	Amount includes director’s fees of $77,151.
(3)	Amount includes director’s fees of $72,151.
(4)	Amount includes director’s fees of $75,000.
(5)

In December 2013 and March 2014, we awarded cash retention bonuses to certain of our executive officers in the aggregate amount of $2,977,751.  Each such executive officer receives portions of his or her retention bonus upon certain dates in the future depending on when the bonus was granted and, in each case, assuming he or she remains employed by our company on such future dates.  No amounts in relation to such cash retention bonuses were paid in 2021.

Employment Arrangements with our Executive Officers

Offer Letters for Executive Officers at HUTCHMED (China) Limited and HUTCHMED Holdings (HK) Limited (formerly Hutchison MediPharma (Hong Kong) Limited)

We have entered into employment offer letters with each of our executive officers who is employed by our Hong Kong subsidiaries, HUTCHMED Group (HK) Limited or HUTCHMED Holdings (HK) Limited, namely Mr. Christian Lawrence Hogg, Mr. Chig Fung Cheng, Johnny, Ms. Karen Jane Atkin, Mr. Kin Hung Lee, Mark and Mr. Charles George Rupert Nixon. Under these our executives receive compensation in the form of salaries, discretionary bonuses, participation in the Hutchison Provident Fund retirement scheme, medical coverage under the CK Hutchison Group Medical Scheme, personal accident insurance and annual leave.  None of the employment arrangements provide benefits to our executive officers upon termination.  We may terminate employment by giving the executive three months’ prior written notice.  The executive officer may also voluntarily terminate his/her employment with us upon not less than three months’ prior written notice to us.

Each executive officer has agreed, for the term of employment with us and thereafter, not to disclose or use for his/her own purposes any of our and our associated companies’ confidential information that the executive officer may develop or learn in the course of employment with us. Moreover, each of our executive officers has agreed, for the term of employment with us and for a period of twelve months thereafter, (i) not to undertake or be employed or interested directly or indirectly anywhere in Hong Kong in any activity which is similar to and competitive with our company or associated companies in which the executive officer had been involved in the period of 12 months prior to such termination and (ii) not to solicit for any employees of our company or our joint ventures or orders from any person, firm or company which was at any time during the 12 months prior to termination of such employment a customer or supplier of our company or associated companies.

Employment Agreements with Executive Officers at HUTCHMED Limited

We have entered into employment agreements with each of our executive officers who are employed directly by HUTCHMED Limited, namely Dr. Weiguo Su, Dr. Qingmei Wang, May and Dr. Zhenping Wu.  Under these employment agreements, we engage the executive officer on either an open-ended or a fixed term.  Our executive officers receive compensation in the form of salaries, discretionary bonuses, annual leave, statutory maternity leave and nursing leave.

Under the terms of these agreements, we provide labor protection and work conditions that comply with the safety and sanitation requirements stipulated by the relevant PRC laws.  The employment agreements prohibit the executive officers from engaging in any conduct and business activities which may compete with the business or interests of HUTCHMED Limited during the term of the executive officer’s employment.  These executive officers also enjoy the Hutchison Provident Fund retirement scheme, medical coverage under the CK Hutchison Group Medical Scheme and personal accident insurance.

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

Offer Letters for Executive Officers at HUTCHMED International Corporation (formerly Hutchison MediPharma (US), Inc. and Hutchison MediPharma International Inc.

We have entered into employment offer letters with each of our executive officers who is employed by one of our U.S. subsidiaries, HUTCHMED International Corporation, namely Mr. Marek Krzysztof Kania and Mr. Thomas R.Held. Under these offer letters, such executives receive compensation in the form of salaries, discretionary bonuses, group medical, dental and other insurance 401(k) plan and annual leave. We may terminate employment by giving the executive three months’ prior written notice.  The executive officer may also voluntarily terminate his employment with us upon not less than three months’ prior written notice to us. In the event that the employment is terminated by us without cause or by the executive with good reason and the executive has completed at least 12 months of service, the executive may be entitled to up to six months of salary and prorated annual target bonus. Mr. Marek Krzysztof Kania has also agreed, for the term of employment with us and thereafter, not to disclose or use for his own purposes any of our and our associated companies’ trade secrets or confidential information that he may develop or learn in the course of employment with us.

Employment Agreement with Executive Officer at Hutchison Sinopharm

We have entered into an employment agreement with Mr. Hong Chen, one of our executive officers, who is employed by Hutchison Sinopharm.  Under this employment agreement, Mr. Chen’s employment is for a fixed term, and he receives compensation in the form of salaries, discretionary bonuses, annual leave, statutory maternity leave and nursing leave.

Under the terms of this agreement, we provide labor protection and work conditions that comply with the safety and sanitation requirements stipulated by the relevant PRC laws.  The employment agreement prohibits any conduct directly or indirectly which is harmful to Hutchison Sinopharm during the term of the employment.

We may terminate Mr. Chen’s employment for cause at any time without notice. We may also terminate the employment with prior notice and termination compensation if Mr. Chen is unable to perform his duties because of an illness or non-work-related injury or he is incompetent and remains incompetent after training or adjustment of his position. Mr. Chen may voluntarily terminate his employment agreement without cause with one month’s prior notice and immediately for cause.

Share Options

The following table sets forth information concerning the outstanding equity awards held by our chief executive officer, chief financial officer, chief scientific officer and other executive officers on an aggregate basis as of December 31, 2021.

		Number of	Number of
		unexercised shares	unexercised shares		Number of	Number of
		which are	which are		shares issued	options lapsed/	Option
	Date of grant of	exercisable	unexercisable		upon exercise	cancelled in	expiration
Name and Principal Position	share options	(#)	(#)	Exercise price	in 2021	2021	date
Christian Lawrence Hogg	Apr 28, 2020	322,925 (=64,585 ADSs)	968,775 (=193,755 ADSs)	$22.090	—	—	Apr 27, 2030
Christian Lawrence Hogg	Dec 14, 2020	9,900 (=1,980 ADSs)	29,710 (=5,942 ADSs)	$29.000	—	—	Dec 13, 2030
Christian Lawrence Hogg	Mar 26, 2021	—	868,900 (=173,780 ADSs)	$27.940	—	—	Mar 25, 2031
Chig Fung Cheng, Johnny	Apr 28, 2020	100,475 (=20,095 ADSs)	301,425 (=60,285 ADSs)	$22.090	—	—	Apr 27, 2030
Chig Fung Cheng, Johnny	Mar 26, 2021	—	240,500 (=48,100 ADSs)	$27.940	—	—	Mar 25, 2031
Weiguo Su	Jun 15, 2016	3,000,000	—	£1.970	—	—	Jun 14, 2026
Weiguo Su	Mar 27, 2017	1,000,000	—	£3.105	—	—	Mar 26, 2027
Weiguo Su	Mar 19, 2018	750,000	250,000	£4.974	—	—	Mar 18, 2028
Weiguo Su	Apr 28, 2020	197,425 (=39,485 ADSs)	592,275 (=118,455 ADSs)	$22.090	—	—	Apr 27, 1930
Weiguo Su	Dec 14, 2020	4,740 (=948 ADSs)	14,220 (=2,844 ADSs)	$29.000	—	—	Dec 13, 2030
Weiguo Su	Mar 26, 2021	—	282,400 (=56,480 ADSs)	$27.940	—	—	Mar 25, 2031
Weiguo Su	Dec 14, 2021	—	24,930 (=4,986 ADSs)	$35.210	—	—	Dec 13, 2031
Other Executive Officers in the Aggregate	Jun 15, 2016	2,936,860	—	£1.970	—	—	Dec 19, 2023
Other Executive Officers in the Aggregate	Apr 20, 2018	525,810	175,290	£4.645	—	—	Apr 19, 2028
Other Executive Officers in the Aggregate	Aug 6, 2018	281,250	93,750	£4.860	—	—	Aug 5, 2028
Other Executive Officers in the Aggregate	Dec 11, 2019	200,000	200,000	£3.592	—	—	Dec 10, 2029
Other Executive Officers in the Aggregate	Apr 28, 2020	439,600 (=87,920 ADSs)	1,318,800 (=263,760 ADSs)	$22.090	—	—	Apr 27, 2030
Other Executive Officers in the Aggregate	Dec 14, 2020	77,465 (=15,493 ADSs)	232,425 (=46,485 ADSs)	$29.000	—	—	Dec 13, 2030
Other Executive Officers in the Aggregate	Mar 26, 2021	—	1,031,100 (=206,220 ADSs)	$27.940	—	—	Mar 25, 2031
Other Executive Officers in the Aggregate	Dec 14, 2021	—	356,955 (=71,391 ADSs)	$35.210	—	—	Dec 13, 2031

Note: The share options granted on or after April 28, 2020 were in the form of ADSs and the relevant exercise prices were stated in U.S. dollars per ADS. For purposes of this table, these share options are presented in the form of ordinary shares (with the corresponding number of ADSs where appropriate). Each ADS represents five ordinary shares.

Long-Term Incentive Compensation

The following table sets forth information regarding performance based LTIP awards granted to our chief executive officer, chief financial officer, chief scientific officer and other executive officers on an aggregate basis in the year ended December 31, 2021.

Maximum
Aggregate
Value of
Name and Principal Position	LTIP awards(1) (2)
Christian Lawrence Hogg	$1,616,538
Chig Fung Cheng, Johnny	$657,211
Weiguo Su	$1,622,123
Other Executive Officers in the Aggregate	$2,738,802

Notes:

(1)	The amounts reflected in the table above represent the maximum aggregate value of all LTIP awards outstanding as of December 31, 2021. The LTIP awards are conditional upon the achievement of annual performance targets for the fiscal year 2021. The amounts reflected in the table above assume the maximum amount that may be paid under these contingent LTIP awards. The LTIP awards will be settled in a variable number of shares based on a fixed monetary amount awarded upon achievement of performance targets. An independent third-party trustee who administers the LTIP purchased shares of our company on either the AIM or Nasdaq market which will be used to settle the LTIP awards. See “Outstanding Awards” for more details.
(2)	Vesting will occur two business days after the date of the announcement of our annual results for the financial year 2023.

Director Compensation

The following table sets forth a summary of the compensation we paid to our directors other than Christian Lawrence Hogg, Chig Fung Cheng, Johnny and Weiguo Su during 2021.

			Maximum Value of Non-
	Fees Earned or		Performance Based LTIP
Name of Director	Paid in Cash		Awards Granted(1)
Chi Keung To, Simon	$85,000	(2)	$250,000	(4)
Dan Eldar	$70,000		$250,000
Edith Shih	$74,301	(3)	$250,000	(5)
Paul Rutherford Carter	$117,000		$250,000
Karen Jean Ferrante	$102,500		$250,000
Graeme Allan Jack	$111,000		$250,000
Shu Kam Mok, Tony	$99,011		$250,000

Notes:

(1)	Such awards vest in equal installments of 25% over four years and are not subject to performance based criteria.

(2)	Such director’s fees were paid to Hutchison Whampoa (China) Limited, a wholly owned subsidiary of CK Hutchison. Director’s fees received from our subsidiaries during the period he served as director that were paid to a subsidiary or an intermediate holding company of our company are not included in the amounts above.
(3)	Such director’s fees were paid to Hutchison International Limited, a wholly owned subsidiary of CK Hutchison. Director’s fees received from our subsidiaries during the period she served as director that were paid to a subsidiary or an intermediate holding company of our company are not included in the amounts above.
(4)	Such LTIP awards were not received by Mr. Chi Keung To, Simon but were received by or for the account of his employer, Hutchison Whampoa (China) Limited.
(5)	Such LTIP awards were not received by Ms. Edith Shih but were received by or for the account of her employer, Hutchison International Limited.

Equity Compensation Schemes and Other Benefit Plans

We have two share option schemes. We refer to these collectively as the Option Schemes. Our shareholder adopted the first option scheme, or the 2005 Option Scheme, in June 2005, and it was subsequently approved by the shareholders of Hutchison Whampoa Limited, our then majority shareholder, in May 2006 and later amended by our board of directors in March 2007. This share option scheme expired in 2016.  In April 2015, our shareholders adopted the second option scheme, or the 2015 Option Scheme, which was later approved by the shareholders of CK Hutchison, the ultimate parent of our then majority shareholder, in May 2016. The 2015 Option Scheme was subsequently amended in April 2020.

We also have a long-term incentive scheme which was adopted by our shareholders in April 2015. We refer to this as our LTIP.

Our Option Schemes and LTIP each terminates on the tenth anniversary of their adoption.  Each may also be terminated by its board of directors at any time.  Any termination of a scheme is without prejudice to the awards outstanding at such time.  Options are no longer being granted under the 2005 Option Scheme, but outstanding awards under the 2005 Option Scheme continue to be governed by the terms thereof.

The following describes the material terms of our Option Schemes and LTIP, or collectively the Schemes.

Awards and Eligible Grantees. The Option Schemes provide for the award of share options exercisable for ordinary shares or ADSs of our company to Eligible Employees (as defined in the Option Schemes) or non-executive directors (excluding any independent non-executive directors under the Option Schemes).

Under our LTIP, awards in the form of contingent rights to receive either shares purchased from the market by the scheme trustee or cash payments may be granted to the directors of our company, directors of our subsidiaries and employees of our company, subsidiaries, affiliates or such other companies as determined by our board of directors in its absolute discretion.

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

Restrictions on Grants. Under the Option Schemes, grants may not be made to independent non-executive directors.  Furthermore, those grants may not be made to any of our employees or directors if such person is also a director, chief executive or substantial shareholder of any of our direct or indirect parent companies which is listed on a stock exchange or any of its associates without approval by the independent non-executive directors of such parent company (excluding any independent non-executive director who is a proposed grantee).  In addition, approval by our shareholders and the shareholders of such listed parent company is required if an option grant under our Option Schemes is to be made to a substantial shareholder or independent non-executive director of a listed parent company or any of its associates and, upon exercise of such grant and any other grants made during the prior 12-month period to that shareholder, that individual would receive an amount of our ordinary shares equal or greater than 0.1% of our total outstanding shares or with an aggregate value in excess of HK$5 million (equivalent to $0.6  million as of December 31, 2021).

In addition, options under our Option Schemes may not be granted to any individual if, upon the exercise of such options, the individual would receive an amount of shares when aggregated with all other options granted to such individual under the applicable Scheme in the 12-month period up to and including the grant date, that exceeds 1% of the total shares outstanding of the company granting the award on such date.  There are no individual limits under our LTIP.

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

Under our Option Schemes, if a participant has committed any misconduct or any conduct making such participant’s service terminable for cause, all options (whether vested or unvested) lapse unless the respective board of directors otherwise determines in its absolute discretion.  Options may be exercised to the extent vested where a participant’s service ceases due to the participant’s death, serious illness, injury, disability, retirement at the applicable retirement age, or earlier if determined by the participant’s employer, or if a participant’s service ceases for any other reason other than for cause.

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

Takeover or Scheme of Arrangement. In the event of a general or partial offer for the shares of our company under our Option Schemes, whether by way of takeover, offer, share repurchase offer, or scheme of arrangement, the affected company is required to use all reasonable endeavors to procure that such offer is extended to all holders of options granted by such company on the same terms as those applying to shareholders.  Both vested and unvested options may be exercised up until (i) the closing date of any such offer and (ii) the record date for entitlements under a scheme of arrangement, and will lapse thereafter. Certain options may also be exercised on a voluntary winding up of our company.

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

Our board of directors may alter the terms of our LTIP, but amendments which are of a material nature cannot take effect without shareholders’ approval, unless the changes take effect automatically under the terms of our LTIP.

Authorized Shares. Under our 2015 Option Scheme, our board of directors may “refresh” the scheme limit from time to time provided that the total number of shares which may be issued upon exercise of all options to be granted under our Option Schemes shall not exceed 10% of our total shares outstanding on such date.  In addition, the limit on the number of shares which may be issued upon exercise of all outstanding options granted and not yet exercised under the 2015 Option Scheme and any options granted and not yet exercised under any other schemes must not exceed 10% of the outstanding shares of the company in issue from time to time.  In April 2020, our shareholders approved a refresh of the 2015 Option Scheme.

Following the 2015 Option Scheme refresh discussed above, subject to certain adjustments for share splits, share consolidations and other changes in capitalization, the maximum number of shares that may be issued upon exercise of all options granted may not in the aggregate exceed 5% of our shares outstanding on April 27, 2020.  Share awards under our LTIP may not exceed 5% of our shares outstanding on the adoption date of our LTIP.

Outstanding Awards and Grants of Awards

Share options outstanding under the 2005 Option Scheme

The 2005 Option Scheme expired in 2016, and no further share options can be granted under it.  As of December 31, 2021, options to purchase an aggregate of 705,060 ordinary shares, representing approximately 0.1% of our outstanding share capital, with an exercise price of £0.61 ($0.81) per ordinary share and an expiration date of December 19, 2023 remained outstanding under the 2005 Option Scheme.

Share options outstanding and grants made in 2021 under the 2015 Option Scheme

As of December 31, 2021, options to purchase an aggregate of 36,485,530 ordinary shares, representing approximately 4.2% of our outstanding share capital, at a weighted average exercise price of £3.72 ($4.95) per ordinary share and an expiration date of 10 years from the respective date of grant remained outstanding under the 2015 Option Scheme.  In the year ended December 31, 2021, we granted options to purchase an aggregate of 10,174,840 ordinary shares, representing approximately 1.2% of our outstanding share capital, at a weighted average exercise price of £4.47 ($5.96) per share under the 2015 Option Scheme.  Such options vest in equal instalments of 25% over a four-year period.

Grants and vesting of LTIPs

In the year ended December 31, 2021, we granted performance based awards under our LTIP to three of our executive officers and 704 employees, giving them a conditional right to receive ordinary shares to be purchased by the third-party trustee up to an aggregate maximum cash amount of $64,590,505.  These awards are related to the achievement of performance targets and will vest two business days after the date of the announcement of our annual results for the financial year 2023. For additional information on LTIP awards held by our executive officers, please see “B. Compensation—Executive Officer Compensation—Long-Term Incentive Compensation.”

In the year ended December 31, 2021, we also granted non-performance based awards under our LTIP to each of our seven directors and five employees, giving them a conditional right to receive ordinary shares to be purchased by the third-party trustee up to an aggregate maximum cash amount of $2,453,077.  The LTIP awards to our directors vest in equal installments of 25% over four years, $603,077 of the LTIP awards to employees vest over a four-year period and $100,000 of the LTIP awards to an employee vest one year after grant.  For additional information on LTIP awards to our directors, please see “B. Compensation—Director Compensation.”

Vesting of our LTIP awards will also depend upon the award holder’s continued employment or continued service on our board, as the case may be.

In the year ended December 31, 2021, an aggregate of 143,510 ordinary shares and 5,995 ADSs were given to award holders upon the vesting of performance based LTIP awards, and 16,015 ordinary shares and 17,809 ADSs were given to award holders upon the vesting of non-performance based LTIP awards.

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

Our directors are subject to a three-year term of office and hold office until such time as they wish to retire and not offer themselves up for re-election, are not re-elected by the shareholders, or are removed from office by ordinary resolution at an annual general meeting of the shareholders.  Under our Articles of Association, a director will be vacated if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; or (ii) becomes of unsound mind.  For information regarding the period during which our officers and directors have served in their respective positions, please see Item 6.A. “Directors and Senior Management.”

Board Committees

Our board of directors has established an audit committee, remuneration committee, technical committee,  nomination committee and sustainability committee.

Audit Committee

Our audit committee consists of Graeme Allan Jack, Paul Rutherford Carter and Karen Jean Ferrante, with Graeme Allan Jack serving as chairman of the committee.  Graeme Allan Jack, Paul Rutherford Carter and Karen Jean Ferrante each meets the independence requirements under the rules of the Nasdaq Stock Market and under Rule 10A-3 under the Exchange Act.  We have determined that Graeme Allan Jack is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K.  All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market.

Although we are a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities.  Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditor, as well as control over the performance of their duties, management of complaints made, and selection of consultants.  Under Rule 10A-3, if the governing law or documents of a listed issuer require that any such matter be approved by the board of directors or the shareholders of the company, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory.  Our Articles of Association provide that the appointment of our auditor must be decided by our shareholders at our annual general meeting or at a subsequent extraordinary general meeting in each year.

The audit committee formally meets at least twice a year and otherwise as required.  The audit committee’s purpose is to oversee our accounting and financial reporting process and the audit of our financial statements.  Our audit committee’s primary duties and responsibilities are to:

●	monitor the integrity of our financial statements, our annual and half-year reports and accounts and our announcements of interim or final results;
●	provide advice, where requested by the board of directors, on whether the annual report and accounts, taken as a whole, are fair, balanced and understandable, and provide the information necessary for shareholders to assess our company’s position and performance, business model and strategy;
●	review significant financial reporting issues and the judgments which they contain;
●	review, whenever practicable without being inconsistent with any requirement for prompt reporting under applicable listing rules, other statements containing financial information such as significant financial returns to regulators and release of price sensitive information first where board of director approval is required; and
●	review and challenge where necessary:
●	the consistency of, and any changes to, accounting policies both on a year-on-year basis and across our company;
●	the methods used to account for significant or unusual transactions where different approaches are possible;
●	whether our company has followed appropriate accounting standards and made appropriate estimates and judgments, taking into account the views of the external auditor;
●	the clarity of the disclosure in our financial reports and the context in which statements are made; and
●	all material information presented with the financial statements, such as any operations and financial review and any corporate governance statements (insofar as it relates to the audit and risk management).

In relation to our internal controls and risk management systems, our audit committee, among other things:

●	reviews the effectiveness of our internal control and risk management systems;
●	reviews the policies and procedures for the identification, assessment and reporting of financial and non-financial risks and our management of those risks in accordance with the requirements of the Sarbanes-Oxley Act and other applicable laws, rules and regulations and the applicable requirements of any stock exchange;
●	approves the appointment and removal of the head of the internal audit function;
●	ensures our internal audit function has adequate standing and resources and is free from management or other restrictions;
●	reviews and monitors our executive management’s responsiveness to the findings and recommendations of the internal audit function; and
●	reviews with management and our independent auditors the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures.

In relation to our external auditor, our audit committee, among other things:

●	recommends the appointment, reappointment or removal of the external auditor and considers any issues relating to their resignation, dismissal, remuneration or terms of engagement, subject to approval by the shareholders;
●	considers and monitors the external auditor’s independence, objectivity and effectiveness;
●	reviews and monitors the effectiveness of the audit process, considering relevant ethical or professional requirements;
●	develops and implements policy on the engagement of the external auditor to provide non-audit services, taking into any relevant ethical guidance; and
●	pre-approves the external auditors’ annual audit fees and the nature and scope of proposed audit coverage, subject to approval by our shareholders.

The audit committee is authorized to obtain, at our company’s expense, reasonable outside legal or other professional advice on any matters within the scope of its responsibilities.

Remuneration Committee

Our remuneration committee consists of Paul Rutherford Carter, Graeme Allan Jack and Chi Keung To, Simon, with Paul Rutherford Carter serving as chairman of the committee.  The remuneration committee is responsible for considering all material elements of remuneration policy and remuneration and incentives of our executive directors and key employees with reference to independent remuneration research and professional advice.  The remuneration committee meets formally at least once each year and otherwise as required and make recommendations to our board of directors on the framework for executive remuneration and on proposals for the granting of share options and other equity incentives.  Our board of directors is responsible for implementing these recommendations and agreeing the remuneration packages of individual directors.  No director is permitted to participate in discussions or decisions concerning his or her own remuneration.

Technical Committee

Our technical committee consists of Karen Jean Ferrante, Paul Rutherford Carter, Chi Keung To, Simon, Christian Lawrence Hogg, Weiguo Su and Shu Kam Mok, Tony, with Karen Jean Ferrante serving as chairman of the committee.  The technical committee’s responsibility is to consider, from time to time, matters relating to the technical aspects of the research and development activities of our Oncology/Immunology operations.  It invites such executives as it deems appropriate to participate in meetings from time to time.

Nomination Committee

Our nomination committee consists of Shu Kam Mok, Tony, Graeme Allan Jack and Chi Keung To, Simon, with Shu Kam Mok, Tony serving as chairman of the committee.  Our nomination committee reviews the structure, size, diversity profile and skills set of the board against its needs and makes recommendations on the composition of the board to achieve our corporate strategy as well as promote shareholder value.  It facilitates the board in the conduct of the selection and nomination of directors, makes recommendations to the board on the appointment or reappointment of directors and succession planning for directors. It also assesses director independence having regard to the criteria under the applicable corporate governance code, SEC or stock exchange rules.

Sustainability Committee

Our sustainability committee consists of Edith Shih, Christian Lawrence Hogg, Chig Fung Cheng, Johnny and Shu Kam Mok, Tony, with Edith Shih serving as chairman of the committee. The sustainability committee is responsible for strengthening our corporate governance and reporting framework. It advises our board of directors and management on and oversees the development and implementation of our corporate social responsibility and sustainability initiatives, including reviewing related policies and practices as well as assessing and making recommendations on matters pertaining to our sustainability governance, strategies, planning and risk management.

U.K. Corporate Governance Code

The U.K. Corporate Governance Code 2018 published by the U.K. Financial Reporting Council, or the 2018 Code, is the primary source of corporate governance standards for all companies with a premium listing on the Official List of the U.K. Financial Conduct Authority, whether incorporated in the United Kingdom or elsewhere, and it is recognized as a best practice for the largest companies by market capitalization on the AIM market.  The 2018 Code is comprised of main and supporting principles of good governance addressing the following areas: (i) board leadership and company purpose; (ii) division of responsibilities; (iii) board composition, succession and evaluation; (iv) audit, risk and internal control; and (v) remuneration.  Together with the U.K. Financial Reporting Council’s Guidance on Board Effectiveness (published in July 2018), it also includes detailed recommendations derived from these principles, such as the roles of board chairman and chief executive officer should not be exercised by the same individual and the chairman of the board should ensure that new directors receive a full, formal and tailored induction on joining the board.  The 2018 Code applies to accounting periods beginning on or after January 1, 2019. We adopted the principles of the UK Corporate Governance Code applicable to companies listed on the premium segment of the London Stock Exchange main market, despite its shares being traded on the AIM market and hence not required to comply with the UK Corporate Governance Code until our listing on the SEHK on June 30, 2021.

Hong Kong Corporate Governance Code

Following the listing on the SEHK on June 30, 2021, our board of directors has adopted the Corporate Governance Code (“Hong Kong Corporate Governance Code”) contained in Appendix 14 of the Rules Governing the Listing of Securities on SEHK in replacement of the U.K. Corporate Governance Code 2018 and is in compliance with all code provisions of the Hong Kong Corporate Governance Code.

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

We maintain that appointment to our board of directors should be based on merit that complements and expands the skills, experience, expertise, independence and knowledge of the board of directors as a whole, taking into account gender, age, professional experience and qualifications, cultural and educational background, and any other factors that our board of directors might consider relevant and applicable from time to time towards achieving a diverse board of directors. See also”—Directors and Senior Management—Board Diversity.”

D.    Employees.

As of December 31, 2019, 2020 and 2021, we had 853, 1,280 and 1,759 full-time employees, respectively. None of our employees are represented by labor unions or covered by collective bargaining agreements. The number of employees by function as of the end of the period for our fiscal years ended December 31, 2019, 2020 and 2021 was as follows:

	2021	2020	2019
By Function:
Oncology/Immunology	891	643	500
Other Ventures	820	594	315
Corporate Head Office	48	43	38
Total	1,759	1,280	853

As of December 31, 2021, a total of 139 employees on our Oncology/Immunology research and development team have M.D. or Ph.D. degrees. Additionally, our Other Ventures joint venture Shanghai Hutchison Pharmaceuticals employed a total of 2,883 full time employees as of December 31, 2021, and such employees are represented by labor unions and covered by collective bargaining agreements.  To date, Shanghai Hutchison Pharmaceuticals has not experienced any strikes, labor disputes or industrial actions which had a material effect on their business, and consider their relations with the union and our employees to be good.

We recognize the importance of high-quality human resources in sustaining market leadership. Salary and benefits are kept at competitive levels, while individual performance is rewarded within the general framework of the salary, bonus and incentive system of our company, which is reviewed annually. Employees are provided with a wide range of benefits that include medical coverage, provident funds and retirement plans and long service awards. We stress the importance of staff development and provides training programs on an ongoing basis. Employees are also encouraged to play an active role in community care activities.

E.    Share Ownership.

See Item 6.B. “Compensation” and Item 7 “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders.

We had 864,530,850 ordinary shares outstanding as of March 1, 2022. The following table and accompanying footnotes set forth information relating to the beneficial ownership of our ordinary shares as of December 31, 2021 by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
●	each of our directors; and
●	each of our named executive officers.

Our major shareholders do not have voting rights that are different from our shareholders in general. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

			Number of
	Number of		American		Appropriate
	Ordinary		Depositary		percent of Issued
Name of beneficial owner	Share held		Share held		Share Capital**
Executive Officers and Directors:**
Christian Lawrence Hogg	10,938,020		253,364	(1)	1.4%
Chig Fung Cheng, Johnny	2,561,460		70,814	(1)	*
Chi Keung To, Simon	1,800,000		133,237		*
Edith Shih	700,000		100,000		*
Weiguo Su	5,000,000	(2)	187,125	(1)	*
Dan Eldar	19,000		13,787		*
Shu Kam Mok, Tony	—		14,796		*
Paul Rutherford Carter	35,240		4,074		*
Karen Jean Ferrante	—		10,579		*
Graeme Allan Jack	—		7,794		*
Marek Krzysztof Kania	*	(2)	*	(1)	*
Karen Jane Atkin	—		—		—
Zhenping Wu	*	(2)	*	(1)	*
Kin Hung Lee, Mark	*	(2)	*	(1)	*
Qingmei Wang, May	*	(2)	*	(1)	*
Hong Chen	*	(2)	*	(1)	*
Thomas R.Held	—		*	(1)	*
Charles George Rupert Nixon	*	(2)	*	(1)	*
All Executive Officers and Directors as a Group	25,354,284	(3)	1,124,923	(4)	3.6%
Principal Shareholders:
Hutchison Healthcare Holdings Limited(5)	332,478,770		—		38.46%
Capital International Investors(6)	10,524,720		13,957,242		9.3%

*	Less than 1% of our total outstanding ordinary shares.
**	Percentage of beneficial ownership of each listed person or group is based on 864,530,850 ordinary shares outstanding as of March 1, 2022.
(1)	Amount includes ADSs to be vested under the LTIP and ADSs issuable upon vesting of options within 60 days of March 1, 2022.
(2)	Amount includes ordinary shares issuable upon vesting of options within 60 days of March 1, 2022.
(3)	Amount includes ordinary shares and ordinary shares issuable upon vesting of options within 60 days of March 1, 2022 held by our executive officers and directors as a group.

(4)	Amount includes ADSs and ADSs issuable upon vesting of options within 60 days of March 1, 2022 held by our executive officers and directors as a group.
(5)	Hutchison Healthcare Holdings Limited, a British Virgin Islands company, is an indirect wholly owned subsidiary of CK Hutchison, a company incorporated in the Cayman Islands and listed on The Hong Kong Stock Exchange. The registered address of Hutchison Healthcare Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.
(6)	Based on information included in the Schedule 13G filed by Capital International Investors on February 11, 2022.

As of March 1, 2022, based on public filings with the SEC, AIM and SEHK, there are no other major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares except as described above. As of March 1, 2022, there were three ordinary shareholders of record with an address in the United States. Deutsche Bank Trust Company America, as depositary of our ADS program, held 274,907,485 ordinary shares as of that date in the name of DB London (Investors Services) Nominees Limited.

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

B.    Related Party Transactions.

Relationship with CK Hutchison

Letters of awareness with respect to loans

CK Hutchison has provided letters of awareness to certain of our lenders stating that it is aware that loan facilities have been provided to us and that its current intention is that for so long as amounts are outstanding under such loan facilities, it will not reduce its direct or indirect shareholding as to result in it ceasing to be the single largest indirect shareholder of our company.

Relationship Agreement with the CK Hutchison group

We entered into a relationship agreement dated April 21, 2006, which was amended and restated on June 13, 2019 with effect from June 3, 2015, with Hutchison Whampoa (China) Limited, which is an indirect wholly owned subsidiary of CK Hutchison, with a view to ensuring that our company is capable of carrying on its business independent of the CK Hutchison group. We refer to this agreement as the Relationship Agreement. The Relationship Agreement provides, among other things, that all transactions between any of us or our joint ventures, on the one hand, and the CK Hutchison group, on the other, will be on an arm’s length basis, on normal commercial terms and in a manner consistent with the AIM Rules. The Relationship Agreement further provides that the approval of our board of directors shall be required for any transaction between any of us or our joint ventures, on one hand, and the CK Hutchison group, on the other hand and that in approving any such transaction, our board of directors must consist of at least one director who is independent of CK Hutchison. Our board of directors must consist of at least one director who is independent of the CK Hutchison group if Hutchison Whampoa (China) Limited is entitled to cast at least 50% votes eligible to be cast on a poll vote at a general meeting of our company, see Item 6.C. “Directors, Senior Management and Employees—Board Practices.” Hutchison Whampoa (China) Limited has also agreed to procure that each member of the Hutchison Whampoa (China) Limited group will not exercise its voting rights and powers so as to amend our Memorandum or Articles of Association in a manner which is inconsistent with the Relationship Agreement. The Relationship Agreement will continue to be effective until the first to occur of: (i) our shares ceasing to be traded on the AIM market or; (ii) the CK Hutchison group individually or collectively cease to hold or control the exercise of at least 30% or more of the rights to vote at our general meetings.

Products sold to group companies of CK Hutchison

We have entered into agreements with members of the CK Hutchison group, including the retail grocery and pharmacy chains PARKnSHOP and Watsons which are owned and operated by the A.S. Watson Group, an indirect subsidiary of CK Hutchison, in respect of the distribution of certain of our consumer health products. For the year ended December 31, 2021, sales of our products to members of the CK Hutchison group amounted to $4.3 million. In addition, for the year ended December 31, 2021, we paid approximately $0.4 million to members of the CK Hutchison group for the provision of marketing services associated with these products. Our sales to CK Hutchison group companies are made pursuant to purchase orders issued by each purchaser periodically, the terms of which are on an arm’s length basis on normal commercial terms.

See Item 3.D. “Risk Factors—Risks Relating to Our Dependence on Third Parties—There is no assurance that the benefits currently enjoyed by virtue of our association with CK Hutchison will continue to be available” for more information on the risks associated with our relationship with CK Hutchison’s group companies.

Intellectual property licensed by the CK Hutchison group

We conduct our business using trademarks with various forms of the “Hutchison,” “Chi-Med”, “Hutchison China MediTech”, “HUTCHMED”, “Elunate” and “Sulanda” brands, the logos used by HUTCHMED Limited, as well as domain names incorporating some or all of these trademarks. We have entered into a brand license agreement dated April 21, 2006 (as amended and restated on June 13, 2019 with effect from June 3, 2015 and as further amended and restated on June 15, 2021 with effect from March 4, 2021) with Hutchison Whampoa Enterprises Limited, which is an indirect wholly owned subsidiary of CK Hutchison, pursuant to which we have been granted a non-exclusive, non-transferrable, royalty-free right to use the “Hutchison,” “Hutchison China MediTech”, “Chi-Med”, “HUTCHMED” trademarks, domain names and other intellectual property rights owned by the CK Hutchison group in connection with the operation of our business worldwide. We refer to this amended and restated agreement as the Brand License Agreement. We are also permitted to sub-license such intellectual property rights to our affiliates.

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

Hutchison Whampoa Enterprises Limited may terminate the Brand License Agreement (or any sub-license) if, among other things, we commit a material breach of the agreement, or within any twelve-month period aggregate direct or indirect shareholding in our company held by CK Hutchison , our indirect shareholder, is reduced to less than 35%, 30% or 20%.  On termination of the Brand License Agreement, we (and any sub-licensees) must immediately cease using the brands and are obliged to withdraw from the sale of any products bearing the brands; provided that if the agreement is terminated following a change in CK Hutchison’s aggregate direct or indirect shareholding in our company, we will have a six-month transitional period during which we can continue to use the licensed rights.

On June 15, 2021, we entered into a brand license royalty agreement with Hutchison Whampoa Enterprises Limited, pursuant to which we will pay an annual fee of HK$12 million (up to an aggregate royalty payable of no more than HK$120 million) in consideration of the grant of the royalty-free right to use the trademarks owned by Hutchison Whampoa Enterprises Limited to Hutchison Baiyunshan and HBYS JV companies upon the completion of the disposal of shareholding interest in Hutchison Baiyunshan.

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

Any amount unpaid after 30 days accrues interest at the rate of 1.5% per annum.  In the year ended December 31, 2021, we paid a management fee of approximately $1.0 million under the Services Agreement. As of December 31, 2021, we had $0.4 million in unpaid fees outstanding to Hutchison Whampoa (China) Limited.

Agreements with Our Directors and Executive Officers

Director and Executive Officer Compensation

See Item 6.B. “Compensation—Executive Officer Compensation” and “Compensation—Director Compensation” for a discussion of our compensation of directors and executive officers.

Equity Compensation

See Item 6.B. “Compensation—Equity Compensation Schemes and Other Benefit Plans.”

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see Item 6.B. “Compensation—Executive Officer Compensation—Employment Arrangements with our Executive Officers.” No director has a service contract with us not terminable by us within one year without payment of compensation (other than statutory compensation).

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

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Financial Statements and Other Financial Information.

See Item 18 “Financial Statements.”

A.7  Legal Proceedings.

There are no material legal proceedings pending or, to our knowledge, threatened against us. We are also not aware of any incidents of non-compliance with laws and regulations that may have a significant impact on us which would have a material adverse effect on our financial condition or results of operations. From time to time we become subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of patents and other intellectual property rights. Such legal proceedings or claims, even if not meritorious, could result in the expenditure of significant financial and management resources.

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

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A.4 and Item 9.C.

Our ADSs are listed on the Nasdaq Global Select and our ordinary shares are admitted to trading on the AIM market under the symbol “HCM.” In addition, our ordinary shares are listed on the SEHK under stock code “0013.”

ITEM 10. ADDITIONAL INFORMATION

A.    Share Capital.

Not applicable.

B.    Memorandum and Articles of Association.

On May 29, 2019, we conditionally adopted an amended and restated memorandum and articles of association by special resolution and effective on the date on which our shares are listed on the SEHK (the “Amended and Restated Articles”). On June 30, 2021, the listing date of our shares on the SEHK, the Amended and Restated Articles replaced the then existing articles of association of our company adopted by at the annual general meeting held on April 27, 2020.

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

In March 2015, the SAFE released the Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or FIEs, or the Foreign Exchange Capital Settlement Circular, which became effective from June 1, 2015. This circular replaced the SAFE’s previous related circulars, including the Circular on Issues Relating to the Improvement of Business Operation with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign Invested Enterprises. The Foreign Exchange Capital Settlement Circular clarifies that FIEs may settle a specified proportion of their foreign exchange capital in banks at their discretion, and may choose the timing for such settlement. The proportion of foreign exchange capital to be settled at FIEs’ discretion for the time being is 100% and the SAFE may adjust the proportion in due time based on the situation of international balance of payments. The circular also stipulates that FIEs’ usage of capital and settled foreign exchange capital shall comply with relevant provisions concerning foreign exchange control and be subject to the management of a negative list. The Notice of the SAFE on Policies for Reforming and Regulating Control over Foreign Exchange Settlement under the Capital Account, which became effective from June 9, 2016 and supplements the Foreign Exchange Capital Settlement Circular, stipulates that the FIEs’ capital and Renminbi capital gained from the settlement of foreign exchange capital may not be directly or indirectly used for expenditure beyond the business scope of the FIEs or as prohibited by laws and regulations of the PRC.  Such capital also may not be directly or indirectly used for granting loans to non-affiliated enterprises except as permitted by the business scope of the FIE or for construction or purchase of real estate other than self-use (exceptions only apply for real estate enterprises).

In addition, the payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. These restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries or joint ventures incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

For more information about foreign exchange control, see Item 3.D. “Risk Factors—Other Risks and Risks Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.”

E.    Taxation.

The following is a general summary of certain PRC, Hong Kong, Cayman Islands and U.S. federal income tax consequences relevant to the acquisition, ownership and disposition of our ADSs. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular individual. The discussion is based on laws and relevant interpretations thereof in effect as of March 1, 2022, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the PRC, Hong Kong, the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

Taxation in the PRC

PRC Enterprise Income Tax

Under the EIT Law, which was promulgated on March 16, 2007 and subsequently amended on February 24, 2017 and December 29, 2018, and its implementation rules which became effective on January 1, 2008 and subsequently amended on April 23, 2019, the standard tax rate of 25% applies to all enterprises (including FIEs) with exceptions in special situations if relevant criteria are met and subject to the approval of the PRC tax authorities.

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

Pursuant to the Tax Concessions Act of the Cayman Islands, HUTCHMED (China) Limited has obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable (i) on its shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act.

The undertaking is for a period of twenty years from December 31, 2020.

Hong Kong Taxation

Profits Tax

HUTCHMED (China) Limited is a Hong Kong tax resident. Hong Kong tax residents are subject to Hong Kong Profits Tax in respect of profits arising in or derived from Hong Kong at the current rate of 16.5% (except portions eligible for the two-tiered profits tax as discussed above). Dividend income earned by a Hong Kong tax resident is generally not subject to Hong Kong Profits Tax.

Hong Kong tax on shareholders and ADS holders

No tax is payable in Hong Kong in respect of dividends paid by a Hong Kong tax resident to their shareholders, including our ADS holders.

Hong Kong Profits Tax will not be payable by our shareholders, including our ADS holders (other than shareholders / ADS holders carrying on a trade, profession or business in Hong Kong and holding the shares / ADSs for trading purposes), on any capital gains made on the sale or other disposal of the shares or ADSs. Shareholders, including our ADS holders, should take advice from their own professional advisors as to their particular tax position.

U.S. Taxation

Corporate Tax

Our subsidiaries in the United States, HUTCHMED International Corporation (formerly Hutchison MediPharma International Inc. and Hutchison MediPharma (US), Inc) and HUTCHMED US Corporation, are subject to a federal corporate tax of 21%.

Material U.S. Federal Income Tax Considerations with Respect to Ordinary Shares and ADSs

The following summary, subject to the limitations set forth below, describes the material U.S. federal income tax consequences for a U.S. Holder (as defined below) of the acquisition, ownership and disposition of ordinary shares and ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion is limited to U.S. Holders who hold such ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, for tax purposes (generally, property held for investment). For the purposes of this summary, a “U.S. Holder” is a beneficial owner of an ordinary share or ADS that is for U.S. federal income tax purposes:

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

The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of non-U.S. withholding taxes (if any), and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. For the purposes of the discussion below, we assume that intermediaries in the chain of ownership between the holder of an ADS and us are acting consistently with the claim of U.S. foreign tax credits by U.S. Holders.

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

The United States does not have a comprehensive income tax treaty with the Cayman Islands. However, in the event that we were deemed to be a PRC resident enterprise under the EIT Law (see “—Taxation in the PRC” above), although no assurance can be given, we might be considered eligible for the benefits of the U.S.-PRC Tax Treaty for the purposes of these rules. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rates on dividends paid with respect to our ordinary shares or ADSs in light of their particular circumstances.

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

In the event that we were deemed to be a PRC resident enterprise under the EIT Law (see “—Taxation in the PRC” above), U.S. Holders might be subject to PRC withholding taxes on dividends paid by us. In that case, subject to certain conditions and limitations, such PRC withholding tax may be treated as a foreign tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For the purposes of calculating the U.S. foreign tax credit, dividends paid on our ordinary shares or ADSs, will be treated as income from sources outside the United States and will generally constitute passive category income. If a U.S. Holder is eligible for U.S.-PRC Tax Treaty benefits, any PRC taxes on dividends will not be creditable against such U.S. Holder’s U.S. federal income tax liability to the extent such tax is withheld at a rate exceeding the applicable U.S.-PRC Tax Treaty rate. An eligible U.S. Holder who does not elect to claim a foreign tax credit for PRC tax withheld may instead be eligible to claim a deduction, for U.S. federal income tax purposes, in respect of such withholding but only for the year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The U.S. foreign tax credit rules are complex. U.S. Holders should consult their own tax advisors regarding the foreign tax credit rules in light of their particular circumstances.

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

If we were treated as a PRC resident enterprise for EIT Law purposes and PRC tax were imposed on any gain (see “—Taxation in the PRC” above), and if a U.S. Holder is eligible for the benefits of the U.S.-PRC Tax Treaty, the holder may be able to treat such gain as PRC source gain under the treaty for U.S. foreign tax credit purposes. A U.S. Holder will be eligible for U.S.-PRC Tax Treaty benefits if (for the purposes of the treaty) such holder is a resident of the United States and satisfies the other requirements specified in the U.S.-PRC Tax Treaty. Because the determination of treaty benefit eligibility is fact-intensive and depends upon a holder’s particular circumstances, U.S. Holders should consult their tax advisors regarding U.S.-PRC Tax Treaty benefit eligibility. U.S. Holders are also encouraged to consult their own tax advisors regarding the tax consequences in the event PRC tax were to be imposed on a disposition of ordinary shares or ADSs, including the availability of the U.S. foreign tax credit and the ability and whether to treat any gain as PRC source gain for the purposes of the U.S. foreign tax credit in consideration of their particular circumstances.

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

Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.  If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for the purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.  Under this rule, we should be deemed to own a proportionate share of the assets and to have received a proportionate share of the income of our principal subsidiaries and joint ventures, including Shanghai Hutchison Pharmaceuticals Limited and Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited for the period up to September 28, 2021 (the effective date of disposal), for the purposes of the PFIC determination.

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

PFIC “mark-to-market” election. In certain circumstances, a holder of “marketable stock” of a PFIC can avoid certain of the adverse rules described above by making a timely mark-to-market election with respect to such stock. For the purposes of these rules “marketable stock” is stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations. A “qualified exchange” includes a national securities exchange that is registered with the SEC.

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

If we are classified as a PFIC for any taxable year in which a U.S. Holder owns ordinary shares or ADSs but before a timely mark-to-market election is made, the adverse PFIC rules described above will apply to any mark-to-market gain recognized in the year the election is made. Otherwise, a timely mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for the purposes of the mark-to-market election. Consequently, if the ADSs continue to be so listed, and are “regularly traded” for the purposes of these rules (for which no assurance can be given) we expect that the mark-to-market election would be available to a U.S. Holder with respect to our ADSs.

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

F.    Dividends and Payment Agents.

Not applicable.

G.    Statement by Experts.

Not applicable.

H.    Documents on Display.

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. Shareholders may access our reports and other information filed with the SEC by viewing them on the SEC’s website, at www.sec.gov. We also make available on our website’s investor relations page, free of charge, our annual report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The address for our investor relations page is www.hutch-med.com/ shareholder-information. The information contained on our website is not incorporated by reference in this annual report.

We are a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file on the AIM market.

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

I.    Subsidiary information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Interest Rate Risk

We have no significant interest-bearing assets except for bank deposits.  Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk.  We have not used any interest rate swaps to hedge our exposure to interest rate risk.  We have performed sensitivity analysis for the effects on our results for the year from changes in interest rates on floating rate borrowings.  The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant.  According to the analysis, the impact on our net loss of a 1.0% interest rate shift would be a maximum increase/decrease of $0.3 million for the year ended December 31, 2021.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Our ADSs representing our ordinary shares are currently traded on Nasdaq. Dealings in our ADSs on Nasdaq are conducted in U.S. dollars.

ADSs may be held either:

(a)directly: (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs registered in the holder’s name; or (ii) by having uncertificated ADSs registered in the holder’s name; or

(b)indirectly, by holding a security entitlement in ADSs through a broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC.

The depositary for our ADSs is Deutsche Bank Trust Company Americas, whose office is located at 1 Columbus Circle, New York, NY 10019, United States.

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

ADS holders will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

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

Fees and other payments made by the depositary to us

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary.  We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit.  In 2021, we did not collect any reimbursements from the depositary for expenses related to the administration and maintenance of the facility.

Ordinary Shares and Conversions

Our ordinary shares are admitted to trading on AIM and trade on the SEHK. Dealings in our ordinary shares on the AIM and SEHK are conducted in pound sterlings and H.K. dollars, respectively.

In connection with the initial public offering of our ordinary shares in Hong Kong in June 2021, we established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, will continue to be maintained by our Principal Share Registrar, Computershare Investor Services (Jersey) Limited. All ordinary shares offered in our initial public offering in Hong Kong were registered on the Hong Kong share register in order to be listed and traded on the SEHK.

Details on the conversion process between SEHK, Nasdaq and AIM are available at https://www.hutch-med.com/shareholder-information/investor-faqs/.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D.    Material Modifications to the Rights of Security Holders; Assets Securing Securities; Trustees; Paying Agents.

None.

E.    Use of Proceeds.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.    Evaluation of Disclosure Controls and Procedures.

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure. Based on such evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.

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

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

C.    Attestation Report of the Independent Registered Public Accounting Firm.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP (“PricewaterhouseCoopers Zhong Tian”) , has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears in this annual report.

D.    Changes in Internal Control over Financial Reporting.

There were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2021 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Our audit committee consists of Graeme Allan Jack, Paul Rutherford Carter and Karen Jean Ferrante, with Graeme Allan Jack serving as chairman of the committee.  Graeme Allan Jack, Paul Rutherford Carter and Karen Jean Ferrante each meet the independence requirements under the rules of the Nasdaq Stock Market and under Rule 10A-3 under the Exchange Act.  We have determined that Graeme Allan Jack is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K.  All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market.  For information relating to qualifications and experience of each audit committee member, see Item 6. “Directors, Senior Management and Employees.”

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics applicable to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC.  Our code of ethics is available on our website at https://www.hutch-med.com/shareholder-information/corporate-governance/code-of-ethics/. Information contained on, or that can be accessed through, our website is not incorporated by reference into this annual report.  See Item 6.C. “Board Practices—Code of Ethics” for more information.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian and PricewaterhouseCoopers for certain services rendered to our company, including some of our subsidiaries and joint ventures, during 2021 and 2020.

	For the year ended
	December 31,
	2021	2020

	(in thousands)
Audit fees(1)	4,614	3,289
Tax fees(2)	406	45
Other service fees(3)	—	90
Total(4)	5,020	3,424

Notes:

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by PricewaterhouseCoopers Zhong Tian and PricewaterhouseCoopers for the audit of our annual financial statements and review of our interim financial statements, filing of our Form F-3 and S-8, and professional services paid by us in connection with follow-on offerings in the United States, initial public offering in Hong Kong and preparation for other capital market transactions.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by PricewaterhouseCoopers for tax compliance and tax advice.
(3)	“Other service fees” means the aggregate fees billed for professional services rendered by PricewaterhouseCoopers for information technology system and security review.
(4)	The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled approximately $164,000 and $117,000 in 2020 and 2021, respectively.
(5)

On June 15, 2021, we engaged PricewaterhouseCoopers Zhong Tian as our independent registered public accounting firm, and dismissed PricewaterhouseCoopers. The fees for 2021 are fees payable to PricewaterhouseCoopers Zhong Tian. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

Audit Committee Pre-approval Policies and Procedures

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.  All of the services related to our company provided by PricewaterhouseCoopers Zhong Tian and PricewaterhouseCoopers listed above have been approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 15, 2021, we engaged PricewaterhouseCoopers Zhong Tian as our independent registered public accounting firm, and dismissed PricewaterhouseCoopers. The change of our independent registered public accounting firm had been approved by the audit committee of our board of directors, and the decision was not made due to any disagreement between us and Pricewaterhouse Coopers.

The reports of PricewaterhouseCoopers on our consolidated financial statements for the fiscal years ended December 31, 2019 and 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through June 15, 2021, there have been no (i) disagreements between us and PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided PricewaterhouseCoopers with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from PricewaterhouseCoopers a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of PricewaterhouseCooper’s letter dated June 21, 2021 is attached as Exhibit 16.1 to our current report on Form 6-K furnished to the SEC on June 21, 2021.

During each of the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through June 15, 2021, neither we nor anyone on behalf of us has consulted with PricewaterhouseCoopers Zhong Tian regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that PricewaterhouseCoopers Zhong Tian concluded was an important factor considered by us in reaching a decision as to any accounting, audit or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

(i)the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules,

(ii)the requirement under Section 5605(d) of the Nasdaq listing rules that a remuneration committee comprised solely of independent directors governed by a remuneration committee charter oversee executive compensation, and

(iii)the requirement under Section 5605(e) of the Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.

Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors, nor does Cayman Islands law impose specific requirements on the establishment of a remuneration committee or nominating committee or nominating process. We voluntarily comply with Hong Kong Corporate Governance Code. See Item 6.C. “Board Practice—Hong Kong Corporate Governance Code” for more details.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the consolidated financial statements of our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, and our former non-consolidated joint venture, Hutchison Baiyunshan, are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

1.1*	Amended and Restated Memorandum and Articles of Association of HUTCHMED (China) Limited
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
4.1

Amended and Restated License and Collaboration Agreement by and between HUTCHMED Limited (formerly known as Hutchison MediPharma Limited) and AstraZeneca AB (publ) dated as of December 7, 2020 (incorporated by reference to Exhibit 4.1 to our annual report on Form 20-F filed with the SEC on March 4, 2021)

4.2*+	Amendment to the Amended and Restated License and Collaboration Agreement by and between HUTCHMED Limited and AstraZeneca AB (publ) dated as of November 29, 2021
4.3

Amended and Restated Exclusive License and Collaboration Agreement by and HUTCHMED Limited, Eli Lilly Trading (Shanghai) Company Limited and HUTCHMED (China) Limited dated as of October 8, 2013 (incorporated by reference to Exhibit 4.2 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.4

First Amendment to the Amended and Restated Exclusive License and Collaboration Agreement by and among Lilly (Shanghai) Management Company Limited, HUTCHMED Limited and HUTCHMED (China) Limited dated as of December 18, 2018 (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F filed with the SEC on March 11, 2019)

4.5

English translation of Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment Limited (formerly Hutchison Chinese Medicine (Shanghai) Investment Limited) dated as of January 6, 2001 (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.6

English translation of First Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment Limited dated as of July 12, 2001 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.7

English translation of Second Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment (HK) Limited dated as of November 5, 2007 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.8

English translation of Third Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment (HK) Limited dated as of June 19, 2012 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.9

English translation of Fourth Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment (HK) Limited dated as of March 8, 2013 (incorporated by reference to Exhibit 4.10 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.10

English translation of Sino-Foreign Joint Venture Contract by and between Sinopharm Group Co. Ltd. and Hutchison Chinese Medicine GSP (HK) Holdings Limited dated as of December 18, 2013 (incorporated by reference to Exhibit 4.11 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.11

Form of Executive Employment Agreement for HUTCHMED Group (HK) Limited executive officers (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.12

English translation of Form of Executive Employment Agreement for HUTCHMED Limited executive officers (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.13

Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.14

Second Amendment to the Amended and Restated Exclusive License and Collaboration Agreement by and among Lilly (Shanghai) Management Company Limited, HUTCHMED Limited and HUTCHMED (China) Limited dated as of July 28, 2020 (incorporated by reference to Exhibit 4.14 to our annual report on Form 20-F filed with the SEC on March 4, 2021)

4.15*+	License Agreement by and among Epizyme, Inc. and Hutchison China MediTech Investment Limited (now known as HUTCHMED Group Investment Limited) dated as of August 7, 2021
4.16*	Form of Offer Letter for Hutchison MediPharma (US), Inc. (now known as HUTCHMED International Corporation) executive officer
4.17*	Form of Offer Letter for Hutchison MediPharma International Inc. (now known as HUTCHMED International Corporation) executive officer
8.1*	List of Significant Subsidiaries of the Company
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered accounting firm, regarding the consolidated financial statements of HUTCHMED (China) Limited
15.2*	Consent of PricewaterhouseCoopers, an independent registered accounting firm, regarding the consolidated financial statements of HUTCHMED (China) Limited
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent accountants, regarding the consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited
15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent accountants, regarding the consolidated financial statements of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited
15.5*	Consent of Conyers Dill & Pearman
16.1

Letter from PricewaterhouseCoopers to the Securities and Exchange Commission dated June 21, 2021 (incorporated herein by reference to Exhibit 16.1 to the current report on Form 6-K furnished to the SEC on June 21, 2021)

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

HUTCHMED (China) Limited

	By:	/s/ CHRISTIAN LAWRENCE HOGG
		Name:	Christian Lawrence Hogg
		Title:	Chief Executive Officer
Date: March 3, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HUTCHMED (China) Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of HUTCHMED (China) Limited (formerly known as “Hutchison China MediTech Limited”) and its subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of operations, of comprehensive loss, of changes in shareholders’ equity and of cash flows for the year ended December 31, 2021, including the related notes (collectively referred to as the ‘‘consolidated financial statements’’). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

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

Allowances for credit losses on accounts receivable and other receivables (except for prepayments)

As described in Note 6 to the consolidated financial statements, as of December 31, 2021, the gross balance of accounts receivable was US$83.6 million and an allowance for credit losses of less than US$0.1 million was made. As described in Note 7 to the consolidated financial statements, as of December 31, 2021, the gross balance of other receivables was US$81.0 million which consisted of the balance of prepayments of US$14.1 million, and no allowance for credit losses was made. The allowances for credit losses were made based on estimate of the current expected credit losses to be incurred over the expected life of these receivables.

The principal considerations for our determination that performing procedures relating to the allowances for credit losses on accounts receivable and other receivables (except for prepayments) is a critical audit matter are the significant estimates and judgments by management when developing the current expected credit losses to be incurred over the expected life of these receivables, which in turn led to a high degree of auditor judgment and significant audit effort in evaluating the audit evidence related to management’s significant assumptions, including accounts receivable and other receivables (except for prepayments) portfolio groups and estimated loss rates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s estimate of allowances for credit losses on accounts receivable and other receivables (except for prepayments). The procedures also included, among others, testing management’s process of developing the allowances for credit losses, testing the accuracy and completeness of the underlying data and the mathematical accuracy of the allowances for credit losses, evaluating the appropriateness of the model and methodology used and assessing the reasonableness of portfolio groups of the receivables and estimated loss rates used by management. Assessing the reasonableness of portfolio groups of the receivables used by management involved evaluating their credit risk characteristics. Assessing the reasonableness of estimated loss rates used by management involved evaluating the historical default rates and application of forward-looking information.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

March 3, 2022

We have served as the Company’s auditor since 2021.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HUTCHMED (China) Limited

Opinion on the Financial Statements

We have audited the consolidated balance sheet of HUTCHMED (China) Limited (formerly known as “Hutchison China MediTech Limited”) and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of operations, of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong

March 4, 2021

We served as the Company's auditor from 2005 to 2021.

HUTCHMED (China) Limited

Consolidated Balance Sheets

(in US$’000, except share data)

		December 31,
	Note	2021	2020
Assets
Current assets
Cash and cash equivalents	5	377,542	235,630
Short-term investments	5	634,158	199,546
Accounts receivable	6	83,580	47,870
Other receivables, prepayments and deposits	7	81,041	27,928
Inventories	8	35,755	19,766
Total current assets		1,212,076	530,740
Property, plant and equipment	9	41,275	24,170
Right-of-use assets	10	11,879	8,016
Deferred tax assets	25(ii)	9,401	1,515
Investments in equity investees	11	76,479	139,505
Other non-current assets	12	21,551	20,172
Total assets		1,372,661	724,118
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	13	41,177	31,612
Other payables, accruals and advance receipts	14	210,839	121,283
Bank borrowings	15	26,905	—
Income tax payable	25(iii)	15,546	1,120
Other current liabilities		17,191	4,382
Total current liabilities		311,658	158,397
Lease liabilities	10	7,161	6,064
Deferred tax liabilities	25(ii)	2,765	5,063
Long-term bank borrowings	15	—	26,861
Other non-current liabilities		11,563	8,784
Total liabilities		333,147	205,169
Commitments and contingencies	16

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 864,530,850 and 727,722,215 shares issued at December 31, 2021 and 2020 respectively	17	86,453	72,772
Additional paid-in capital		1,505,196	822,458
Accumulated losses		(610,328)	(415,591)
Accumulated other comprehensive income		5,572	4,477
Total Company’s shareholders’ equity		986,893	484,116
Non-controlling interests		52,621	34,833
Total shareholders’ equity		1,039,514	518,949
Total liabilities and shareholders’ equity		1,372,661	724,118

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (China) Limited

Consolidated Statements of Operations

(in US$’000, except share and per share data)

		Year Ended December 31,
	Note	2021	2020	2019
Revenues
Goods—third parties		266,199	203,606	175,990
—related parties	24(i)	4,256	5,484	7,637
Services—commercialization—third parties		27,428	3,734	2,584
—collaboration research and development—third parties		18,995	9,771	15,532
—research and development—related parties	24(i)	525	491	494
Other collaboration revenue
—royalties—third parties		15,064	4,890	2,653
—licensing—third parties		23,661	—	—
Total revenues	19	356,128	227,976	204,890
Operating expenses
Costs of goods—third parties		(229,448)	(178,828)	(152,729)
Costs of goods—related parties		(3,114)	(3,671)	(5,494)
Costs of services—commercialization—third parties		(25,672)	(6,020)	(1,929)
Research and development expenses	21	(299,086)	(174,776)	(138,190)
Selling expenses		(37,827)	(11,334)	(13,724)
Administrative expenses		(89,298)	(50,015)	(39,210)
Total operating expenses		(684,445)	(424,644)	(351,276)
		(328,317)	(196,668)	(146,386)
Gain on divestment of an equity investee	23	121,310	—	—
Other income/(expense)
Interest income	27	2,076	3,236	4,944
Other income		2,426	4,600	1,855
Interest expense	27	(592)	(787)	(1,030)
Other expense		(12,643)	(115)	(488)
Total other income/(expense)		(8,733)	6,934	5,281
Loss before income taxes and equity in earnings of equity investees		(215,740)	(189,734)	(141,105)
Income tax expense	25(i)	(11,918)	(4,829)	(3,274)
Equity in earnings of equity investees, net of tax	11	60,617	79,046	40,700
Net loss		(167,041)	(115,517)	(103,679)
Less: Net income attributable to non-controlling interests		(27,607)	(10,213)	(2,345)
Net loss attributable to the Company		(194,648)	(125,730)	(106,024)
Losses per share attributable to the Company—basic and diluted (US$ per share)	26	(0.25)	(0.18)	(0.16)
Number of shares used in per share calculation—basic and diluted	26	792,684,524	697,931,437	665,683,145

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (China) Limited

Consolidated Statements of Comprehensive Loss

(in US$’000)

	Year Ended December 31,
	2021	2020	2019
Net loss	(167,041)	(115,517)	(103,679)
Other comprehensive income/(loss)
Foreign currency translation gain/(loss)	2,964	9,530	(4,331)
Total comprehensive loss	(164,077)	(105,987)	(108,010)
Less: Comprehensive income attributable to non-controlling interests	(28,029)	(11,413)	(1,620)
Total comprehensive loss attributable to the Company	(192,106)	(117,400)	(109,630)

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (China) Limited

Consolidated Statements of Changes in Shareholders’ Equity

(in US$’000, except share data in’ 000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-	Total
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Shareholders’
	Number	Value	Capital	Losses	(Loss)/Income	Equity	Interests	Equity
As at January 1, 2019	666,577	66,658	505,585	(183,659)	(243)	388,341	23,243	411,584
Net (loss)/income	—	—	—	(106,024)	—	(106,024)	2,345	(103,679)
Issuances in relation to share option exercises	329	33	218	—	—	251	—	251
Share-based compensation
Share options	—	—	7,157	—	—	7,157	16	7,173
Long-term incentive plan (“LTIP”)	—	—	2,239	—	—	2,239	12	2,251
	—	—	9,396	—	—	9,396	28	9,424
LTIP—treasury shares acquired and held by Trustee	—	—	(346)	—	—	(346)	—	(346)
Transfer between reserves	—	—	51	(51)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(3,606)	(3,606)	(725)	(4,331)
As at December 31, 2019	666,906	66,691	514,904	(289,734)	(3,849)	288,012	24,891	312,903
Net (loss)/income	—	—	—	(125,730)	—	(125,730)	10,213	(115,517)
Issuance in relation to public offering	23,669	2,366	115,975	—	—	118,341	—	118,341
Issuances in relation to private investment in public equity (“PIPE”)	36,667	3,667	196,333	—	—	200,000	—	200,000
Issuance costs	—	—	(8,317)	—	—	(8,317)	—	(8,317)
Issuances in relation to share option exercises	480	48	545	—	—	593	—	593
Share-based compensation
Share options	—	—	8,727	—	—	8,727	10	8,737
LTIP	—	—	7,203	—	—	7,203	16	7,219
	—	—	15,930	—	—	15,930	26	15,956
LTIP—treasury shares acquired and held by Trustee	—	—	(12,904)	—	—	(12,904)	—	(12,904)
Dividends declared to non-controlling shareholders of subsidiaries	—	—	—	—	—	—	(1,462)	(1,462)
Purchase of additional interests in a subsidiary of an equity investee (Note 11)	—	—	(52)	(83)	(4)	(139)	(35)	(174)
Transfer between reserves	—	—	44	(44)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	8,330	8,330	1,200	9,530
As at December 31, 2020	727,722	72,772	822,458	(415,591)	4,477	484,116	34,833	518,949
Net (loss)/income	—	—	—	(194,648)	—	(194,648)	27,607	(167,041)
Issuance in relation to public offering	119,600	11,960	602,907	—	—	614,867	—	614,867
Issuance in relation to PIPE	16,393	1,639	98,361	—	—	100,000	—	100,000
Issuance costs	—	—	(29,806)	—	—	(29,806)	—	(29,806)
Issuances in relation to share option exercises	816	82	2,370	—	—	2,452	—	2,452
Share-based compensation
Share options	—	—	16,339	—	—	16,339	26	16,365
LTIP	—	—	19,808	—	—	19,808	70	19,878
	—	—	36,147	—	—	36,147	96	36,243
LTIP—treasury shares acquired and held by Trustee	—	—	(27,309)	—	—	(27,309)	—	(27,309)
Dividends declared to non-controlling shareholders of subsidiaries	—	—	—	—	—	—	(9,894)	(9,894)
Transfer between reserves	—	—	89	(89)	—	—	—	—
Divestment of an equity investee (Note 23)	—	—	(21)	—	(1,447)	(1,468)	(443)	(1,911)
Foreign currency translation adjustments	—	—	—	—	2,542	2,542	422	2,964
As at December 31, 2021	864,531	86,453	1,505,196	(610,328)	5,572	986,893	52,621	1,039,514

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (China) Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Year Ended December 31,
	Note	2021	2020	2019
Net cash used in operating activities	28	(204,223)	(62,066)	(80,912)
Investing activities
Purchases of property, plant and equipment		(16,401)	(7,949)	(8,565)
Purchase of leasehold land		(355)	(11,631)	—
Refund/(payment) of leasehold land deposit	12	930	(2,326)	—
Deposits in short-term investments		(1,355,976)	(732,908)	(478,140)
Proceeds from short-term investments		921,364	629,373	597,044
Purchase of a warrant	20	(15,000)	—	—
Proceeds from divestment of an equity investee	23	159,118	—	—
Purchase of a subsidiary company		—	—	(8,080)
Cash acquired in purchase of a subsidiary company		—	—	16,769
Net cash (used in)/generated from investing activities		(306,320)	(125,441)	119,028
Financing activities
Proceeds from issuances of ordinary shares		717,319	318,934	251
Purchases of treasury shares	18(ii)	(27,309)	(12,904)	(346)
Dividends paid to non-controlling shareholders of subsidiaries		(9,894)	(1,462)	(1,282)
Repayment of loan to a non-controlling shareholder of a subsidiary		(579)	—	—
Proceeds from bank borrowings		—	—	26,807
Repayment of bank borrowings		—	—	(26,923)
Payment of issuance costs		(29,509)	(8,134)	—
Net cash generated from/(used in) financing activities		650,028	296,434	(1,493)
Net increase in cash and cash equivalents		139,485	108,927	36,623
Effect of exchange rate changes on cash and cash equivalents		2,427	5,546	(1,502)
		141,912	114,473	35,121
Cash and cash equivalents
Cash and cash equivalents at beginning of year		235,630	121,157	86,036
Cash and cash equivalents at end of year		377,542	235,630	121,157
Supplemental disclosure for cash flow information
Cash paid for interest		425	815	917
Cash paid for tax, net of refunds	25(iii)	5,014	5,940	3,249
Supplemental disclosure for non-cash activities
Increase in accrued capital expenditures		8,607	298	1,068
Vesting of treasury shares for LTIP	18(ii)	1,450	4,828	944

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (China) Limited

Notes to the Consolidated Financial Statements

1. Organization and Nature of Business

HUTCHMED (China) Limited (formerly known as “Hutchison China MediTech Limited”) (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investees have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC, including Hong Kong. In addition, the Group has established international operations in the United States of America (the “U.S.”) and Europe.

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”) (listing completed in June 2021) and the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”) are traded on the Nasdaq Global Select Market.

Liquidity

As at December 31, 2021, the Group had accumulated losses of US$610,328,000 primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at December 31, 2021, the Group had cash and cash equivalents of US$377,542,000, short-term investments of US$634,158,000 and unutilized bank borrowing facilities of US$157,430,000. Short-term investments comprised of bank deposits maturing over three months. The Group’s operating plan includes the continued receipt of dividends from an equity investee. Dividends received for the years ended December 31, 2021, 2020 and 2019 were US$49,872,000, US$86,708,000 and US$28,135,000 respectively.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used).

2. Particulars of Principal Subsidiaries and Equity Investees

		Equity interest
	Place of	attributable to
	establishment	the Group
	and	December 31,
Name	operations	2021	2020	Principal activities
Subsidiaries
HUTCHMED Limited (formerly known as “Hutchison MediPharma Limited”)	PRC	99.75%	99.75%	Research, development, manufacture and commercialization of pharmaceutical products
HUTCHMED International Corporation (formerly known as “Hutchison MediPharma International Inc.”)	U.S.	99.75%	99.75%	Provision of professional, scientific and technical support services
Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited (“HSPL”)	PRC	50.87%	50.87%	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Hain Organic (Hong Kong) Limited (“HHOHK”) (note (a))	Hong Kong	50%	50%	Wholesale and trading of healthcare and consumer products
Hutchison Healthcare Limited	PRC	100%	100%	Manufacture and distribution of healthcare products
HUTCHMED Science Nutrition Limited (formerly known as “Hutchison Consumer Products Limited”)	Hong Kong	100%	100%	Wholesale and trading of healthcare and consumer products
Equity investees
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	PRC	50%	50%	Manufacture and distribution of prescription drug products
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”) (note (b))	PRC	—%	40%	Manufacture and distribution of over-the-counter drug products

Notes:

(a)	HHOHK is regarded as a subsidiary of the Company, as while both its shareholders have equal representation at the board, in the event of a deadlock, the Group has a casting vote and is therefore able to unilaterally control the financial and operating policies of HHOHK.
(b)	On September 28, 2021, the Group completed a transaction to sell its entire investment in HBYS to a third party (Note 23).

3. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. All inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the U.S. (“U.S. GAAP”).

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

Foreign Currency Translation

The Company’s presentation currency and functional currency is the U.S. dollar (“US$”). The financial statements of its subsidiaries with a functional currency other than the US$ have been translated into the Company’s presentation currency. All assets and liabilities of the subsidiaries are translated using year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in accumulated other comprehensive (loss)/income in shareholders’ equity.

Net foreign currency exchange gains of US$1,671,000, US$3,265,000 and US$246,000 were recorded in other income in the consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019 respectively.

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

Allowance for Current Expected Credit Losses and Concentration of Credit Risk

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalents, short-term investments, and financial assets not carried at fair value including accounts receivable and other receivables.

The Group recognizes an allowance for current expected credit losses on financial assets not carried at fair value. Current expected credit losses are calculated over the expected life of the financial assets on an individual or a portfolio basis considering information available about the counterparties’ credit situation and collectability of the specific cash flows, including information about past events, current conditions and future forecasts.

The Group has no significant concentration of credit risk. The Group places substantially all of its cash and cash equivalents and short-term investments in major financial institutions, which management believes are of high credit quality. The Group has a practice to limit the amount of credit exposure to any particular financial institution. Additionally, the Group has policies in place to ensure that sales are made to customers with an appropriate credit history and the Group performs periodic credit evaluations of its customers. Normally the Group does not require collateral from trade debtors.

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

Investments in Equity Investees

Investments in equity investees over which the Group has significant influence are accounted for using the equity method. The Group evaluates equity method investments for impairment when events or circumstances suggest that their carrying amounts may not be recoverable. An impairment charge would be recognized in earnings for a decline in value that is determined to be other-than-temporary after assessing the severity and duration of the impairment and the likelihood of recovery before disposal. The investments are recorded at fair value only if impairment is recognized.

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

Share-Based Compensation

Share options

The Group recognizes share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the Polynomial model. This Polynomial pricing model uses various inputs to measure fair value, including the market value of the Company’s underlying ordinary shares at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The Group recognizes share-based compensation expense in the consolidated statements of operations on a graded vesting basis over the requisite service period, and accounts for forfeitures as they occur.

Share options are classified as equity-settled awards. Share-based compensation expense, when recognized, is charged to the consolidated statements of operations with the corresponding entry to additional paid-in capital.

LTIP

The Group recognizes the share-based compensation expense on the LTIP awards based on a fixed or determinable monetary amount on a straight-line basis for each annual tranche awarded over the requisite period. For LTIP awards with performance targets, prior to their determination date, the amount of LTIP awards that is expected to vest takes into consideration the achievement of the performance conditions and the extent to which the performance conditions are likely to be met. Performance conditions vary by awards, and may include targets for shareholder returns, financings, free cash flows, revenues, net profit after taxes and the achievement of clinical and regulatory milestones.

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

The Group’s contributions to defined contribution plans for the years ended December 31, 2021, 2020 and 2019 amounted to US$7,181,000, US$2,660,000 and US$3,479,000 respectively.

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

(i)	Goods and services

The Group principally generates revenue from (1) sales of goods, which are the manufacture or purchase and distribution of pharmaceutical products and other consumer health products, and (2) provision of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. The Group evaluates whether it is the principal or agent for these contracts. Where the Group obtains control of the goods for distribution, it is the principal (i.e. recognizes sales of goods on a gross basis). Where the Group does not obtain control of the goods for distribution, it is the agent (i.e. recognizes provision of services on a net basis). Control is primarily evidenced by taking physical possession and inventory risk of the goods.

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

(ii)	License and collaboration contracts

The Group’s Oncology/Immunology reportable segment includes revenue generated from license and collaboration contracts, which generally contain multiple performance obligations including (1) the license to the commercialization rights of a drug compound and (2) the research and development services for each specified treatment indication, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

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

Deferred revenue is recognized if allocated consideration is received in advance of the Group rendering research and development services or earning royalties on future sales. Accounts receivable is recognized based on the terms of the contract and when the Group has an unconditional right to bill the customer, which is generally when research and development services are rendered.

Research and Development Expenses

Research and development expenses include the following: (i) research and development costs, which are expensed as incurred; (ii) acquired in-process research and development (“IPR&D”) expenses, which include the initial costs of externally developed IPR&D projects, acquired directly in a transaction other than a business combination, that do not have an alternative future use; and (iii) milestone payment obligations for externally developed IPR&D projects incurred prior to regulatory approval of the product in the in-licensed territory, which are accrued when the event requiring payment of the milestone occurs (milestone payment obligations incurred upon regulatory approval are recorded as other intangible assets).

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

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief executive officer who is the Group’s chief operating decision maker. The chief operating decision maker reviews the Group’s internal reporting in order to assess performance and allocate resources.

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

4. Fair Value Disclosures

The following table presents the Group’s financial instruments by level within the fair value hierarchy under ASC 820, Fair Value Measurement:

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total

	(in US$’000)
As at December 31, 2021
Cash and cash equivalents	377,542	—	—	377,542
Short-term investments	634,158	—	—	634,158
Warrant (Note 20)	—	2,452	—	2,452
As at December 31, 2020
Cash and cash equivalents	235,630	—	—	235,630
Short-term investments	199,546	—	—	199,546

Accounts receivable, other receivables, accounts payable and other payables are carried at cost, which approximates fair value due to the short-term nature of these financial instruments, and are therefore excluded from the above table. Bank borrowings are floating rate instruments and carried at amortized cost, which approximates their fair values, and are therefore excluded from the above table.

5. Cash and Cash Equivalents and Short-term Investments

	December 31,
	2021	2020

	(in US$’000)
Cash and Cash Equivalents
Cash at bank and on hand	104,620	87,828
Bank deposits maturing in three months or less	272,922	147,802
	377,542	235,630

Short-term Investments
Bank deposits maturing over three months (note)	634,158	199,546
	1,011,700	435,176

Note: The maturities for short-term investment ranged from 91 to 180 days for the year ended December 31, 2021 and 2020.

Certain cash and bank balances denominated in RMB, US$ and UK Pound Sterling (“£”) were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government. Cash and cash equivalents and short-term investments were denominated in the following currencies:

	December 31,
	2021	2020

	(in US$’000)
US$	895,935	352,162
RMB	53,455	64,870
Hong Kong dollar (“HK$”)	60,535	16,880
	£1,090	954
Euro	685	310
	1,011,700	435,176

6. Accounts Receivable

Accounts receivable from contracts with customers consisted of the following:

	December 31,
	2021	2020

	(in US$’000)
Accounts receivable—third parties	82,434	46,743
Accounts receivable—related parties (Note 24(ii))	1,166	1,222
Allowance for credit losses	(20)	(95)
Accounts receivable, net	83,580	47,870

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

An aging analysis for accounts receivable—third parties based on the relevant invoice dates is as follows:

	December 31,
	2021	2020

	(in US$’000)
Not later than 3 months	78,288	42,434
Between 3 months to 6 months	2,867	3,118
Between 6 months to 1 year	78	23
Later than 1 year	1,201	1,168
Account receivable—third parties	82,434	46,743

Movements on the allowance for credit losses:

	2021	2020	2019

	(in US$’000)
As at January 1	95	16	41
Increase in allowance for credit losses	16	95	16
Decrease in allowance due to subsequent collection	(92)	(18)	(41)
Exchange difference	1	2	—
As at December 31	20	95	16

7. Other receivables, prepayments and deposits

Other receivables, prepayments and deposits consisted of the following:

	December 31,
	2021	2020

	(in US$’000)
Dividend receivables (Note 23)	46,387	—
Value-added tax receivables	16,616	14,957
Prepayments	14,128	7,038
Deposits	1,255	905
Amounts due from related parties (Note 24(ii))	1,149	1,142
Leasehold land deposit (Note 12)	—	930
Others	1,506	2,956
	81,041	27,928

No allowance for credit losses have been made for other receivables, prepayments and deposits for the years ended December 31, 2021 and 2020.

8. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31,
	2021	2020

	(in US$’000)
Raw materials	15,837	4,502
Finished goods	19,918	15,264
	35,755	19,766

9. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2021	2,372	16,346	5,643	23,040	3,050	50,451
Additions	—	452	24	3,189	19,669	23,334
Disposals	—	(275)	(19)	(705)	—	(999)
Transfers	—	916	197	1,849	(2,962)	—
Exchange differences	60	389	142	584	213	1,388
As at December 31, 2021	2,432	17,828	5,987	27,957	19,970	74,174
Accumulated depreciation
As at January 1, 2021	1,626	8,652	1,747	14,256	—	26,281
Depreciation	120	2,904	574	3,244	—	6,842
Disposals	—	(223)	(18)	(688)	—	(929)
Exchange differences	42	238	49	376	—	705
As at December 31, 2021	1,788	11,571	2,352	17,188	—	32,899
Net book value
As at December 31, 2021	644	6,257	3,635	10,769	19,970	41,275

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2020	2,212	17,022	4,474	19,571	928	44,207
Additions	—	269	59	2,993	4,571	7,892
Disposals	—	(3,103)	(3)	(1,846)	—	(4,952)
Transfers	—	1,014	789	913	(2,716)	—
Exchange differences	160	1,144	324	1,409	267	3,304
As at December 31, 2020	2,372	16,346	5,643	23,040	3,050	50,451
Accumulated depreciation
As at January 1, 2020	1,406	8,304	1,155	12,487	—	23,352
Depreciation	112	2,701	484	2,646	—	5,943
Disposals	—	(3,051)	(1)	(1,815)	—	(4,867)
Exchange differences	108	698	109	938	—	1,853
As at December 31, 2020	1,626	8,652	1,747	14,256	—	26,281
Net book value
As at December 31, 2020	746	7,694	3,896	8,784	3,050	24,170

10. Leases

Leases consisted of the following:

	December 31,
	2021	2020

	(in US$’000)
Right‑of‑use assets
Offices (note)	10,605	6,789
Factories	702	945
Warehouse	281	197
Others	291	85
Total right‑of‑use assets	11,879	8,016
Lease liabilities—current	4,917	2,785
Lease liabilities—non‑current	7,161	6,064
Total lease liabilities	12,078	8,849

Note: Includes US$1.4 million right-of-use asset for corporate offices in Hong Kong that is leased through May 2024 in which the contract has a termination option with 1-month advance notice. The termination option was not recognized as part of the right-of-use asset and lease liability as it is uncertain that the Group will exercise such option.

Lease activities are summarized as follows:

	Year Ended December 31,
	2021	2020

	(in US$’000)
Lease expenses:
Short‑term leases with lease terms equal or less than 12 months	106	323
Leases with lease terms greater than 12 months	4,306	3,400
	4,412	3,723
Cash paid on lease liabilities	4,954	3,340
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	7,665	3,098
Non-cash: Lease liabilities changed in relation to modifications and terminations	(33)	2,259

Lease contracts are typically within a period of 1 to 8 years. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2021 was 3.38 years and 3.33% respectively. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2020 was 3.72 years and 3.87% respectively.

Future lease payments are as follows:

December 31,
2021
(in US$’000)
Lease payments:
Not later than 1 year	5,216
Between 1 to 2 years	3,376
Between 2 to 3 years	1,882
Between 3 to 4 years	679
Between 4 to 5 years	680
Later than 5 years	795
Total lease payments	12,628
Less: Discount factor	(550)
Total lease liabilities	12,078

11. Investments in Equity Investees

Investments in equity investees consisted of the following:

	December 31,
	2021	2020

	(in US$’000)
SHPL	75,999	79,408
HBYS (note)	—	59,712
Other	480	385
	76,479	139,505

Note: On September 28, 2021, the Group completed a transaction to sell its entire investment in HBYS to a third party (Note 23). The Group has accounted for the investment in HBYS under the equity method up to September 28, 2021.

The equity investees are private companies and there are no quoted market prices available for their shares.

Summarized financial information for the significant equity investees SHPL and HBYS, both under Other Ventures segment, is as follows:

(i)	Summarized balance sheets

	SHPL		HBYS

	December 31,
	2021	2020	2021	2020

	(in US$’000)
Current assets	190,260	175,965	—	177,888
Non-current assets	91,605	93,361	—	95,731
Current liabilities	(128,993)	(109,873)	—	(137,179)
Non-current liabilities	(7,131)	(6,739)	—	(16,034)
Net assets	145,741	152,714	—	120,406
Non-controlling interests	—	—	—	(982)
	145,741	152,714	—	119,424

(ii)	Summarized statements of operations

	SHPL			HBYS(note (a))

	Year Ended December 31,
	2021	2020	2019	2021(note (b))	2020	2019

	(in US$’000)
Revenue	332,648	276,354	272,082	209,528	232,368	215,403
Gross profit	255,089	204,191	194,769	111,066	116,804	115,124
Interest income	1,216	975	582	205	271	160
Finance cost	—	—	—	—	(5)	(16)
Profit before taxation	105,325	77,837	72,324	36,715	107,715	22,926
Income tax expense (note (c))	(15,896)	(10,833)	(11,015)	(4,840)	(16,494)	(3,634)
Net income	89,429	67,004	61,309	31,875	91,221	19,292
Non-controlling interests	—	—	—	(36)	62	505
Net income attributable to the shareholders of equity investee	89,429	67,004	61,309	31,839	91,283	19,797

Notes:

(a)	In June 2020, HBYS entered into an agreement with the government to return the land use right for a plot of land in Guangzhou to the government (the “Land Compensation Agreement”) for cash consideration which aggregated to RMB679.5 million (approximately US$103.1 million). In November 2020, HBYS completed all material obligations as stipulated in the Land Compensation Agreement and recognized land compensation of RMB569.2 million (approximately US$86.1 million). In June 2021, HBYS received a completion confirmation from the government and became entitled to an additional land compensation bonus of RMB110.3 million (approximately US$17.0 million). HBYS recorded a gain before tax of RMB106.8 million (approximately US$16.4 million) after deducting costs of RMB3.5 million (approximately US$0.6 million).
(b)	The summarized statement of operations for HBYS for the year ended December 31, 2021 includes the period when HBYS was the Group’s equity investee from January 1, 2021 to September 28, 2021, the completion date of the divestment.
(c)	The main entities within each of the SHPL and HBYS groups have been granted the High and New Technology Enterprise (“HNTE”) status (the latest renewal of this status covers the years from 2020 to 2022). These entities were eligible to use a preferential income tax rate of 15% for the year ended December 31, 2021 on this basis.

For the years ended December 31, 2021, 2020 and 2019, other equity investees had net income of approximately US$41,000, net losses of approximately US$194,000 and net income of approximately US$294,000 respectively.

(iii)	Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	SHPL			HBYS
	2021	2020	2019	2021	2020	2019

	(in US$’000)
Opening net assets after non-controlling interests as at January 1	152,714	146,759	131,778	119,424	44,541	121,984
Impact of change in accounting policy (ASC 842-Leases)	—	—	(2)	—	—	(19)
Net income attributable to the shareholders of equity investee	89,429	67,004	61,309	31,839	91,283	19,797
Purchase of additional interests in a subsidiary of an equity investee (note)	—	—	—	—	(347)	—
Dividends declared	(99,744)	(72,179)	(41,654)	(106,159)	(20,756)	(93,957)
Other comprehensive income/(loss)	3,342	11,130	(4,672)	1,387	4,703	(3,264)
Closing net assets after non-controlling interests as at December 31	145,741	152,714	146,759	46,491	119,424	44,541
Group’s share of net assets	72,871	76,357	73,380	23,246	59,712	22,271
Divestment (Note 23)	—	—	—	(23,246)	—	—
Goodwill	3,128	3,051	2,846	—	—	—
Carrying amount of investments as at December 31	75,999	79,408	76,226	—	59,712	22,271

Note: During the year ended December 31, 2020, HBYS acquired an additional 30% interest in a subsidiary and after the acquisition, it became a wholly owned subsidiary of HBYS.

SHPL had the following capital commitments:

December 31,
2021
(in US$’000)
Property, plant and equipment
Contracted but not provided for	155

12. Other Non-Current Assets

	December 31,
	2021	2020

	(in US$’000)
Leasehold land (note)	13,169	13,121
Goodwill	3,380	3,307
Warrant (Note 20)	2,452	—
Leasehold land deposit (note)	1,436	1,396
Long term prepayment	951	950
Other intangible asset	163	227
Deferred issuance cost	—	1,171
	21,551	20,172

Note: In December 2020, HUTCHMED Limited acquired a land use right in Shanghai for consideration of US$12.0 million. In addition, a leasehold land deposit amounting to US$2.3 million was required to be paid to the government which is refundable upon reaching specific milestones for the construction of a manufacturing plant on the land. US$0.9 million was returned in January 2021 (Note 7) and US$1.4 million was included in other non-current assets based on the expected timing of the specific milestones.

13. Accounts Payable

	December 31,
	2021	2020

	(in US$’000)
Accounts payable—third parties	39,115	26,756
Accounts payable—non-controlling shareholders of subsidiaries (Note 24(iv))	2,062	4,856
	41,177	31,612

Substantially all accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

An aging analysis based on the relevant invoice dates is as follows:

	December 31,
	2021	2020

	(in US$’000)
Not later than 3 months	35,615	26,270
Between 3 months to 6 months	3,705	3,364
Between 6 months to 1 year	588	782
Later than 1 year	1,269	1,196
	41,177	31,612

14. Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	December 31,
	2021	2020

	(in US$’000)
Accrued research and development expenses	116,134	72,697
Accrued salaries and benefits	41,786	21,982
Accrued administrative and other general expenses	15,836	10,319
Accrued capital expenditures	11,343	2,736
Accrued selling and marketing expenses	8,412	5,747
Deposits	2,111	1,408
Amounts due to related parties (Note 24(ii))	1,915	401
Deferred government grants	314	374
Others	12,988	5,619
	210,839	121,283

15. Bank Borrowings

Bank borrowings consisted of the following:

	December 31,
	2021	2020

	(in US$’000)
Current	26,905	—
Non-current	—	26,861

The weighted average interest rate for outstanding bank borrowings for the years ended December 31, 2021 and 2020 was 1.08% per annum and 1.89% per annum respectively. The carrying amounts of the Group’s outstanding bank borrowings were denominated in HK$.

(i)	3-year revolving loan facility and 3-year term loan and revolving loan facilities

In November 2018, the Group through its subsidiary, renewed a 3-year revolving loan facility with a bank in the amount of HK$234,000,000 (US$30,000,000) with an interest rate at the Hong Kong Interbank Offered Rate (“HIBOR”) plus 0.85% per annum. This credit facility is guaranteed by the Company. No amount had been drawn from the revolving loan facility and it expired in November 2021.

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

In August 2020, the Group through its subsidiary, entered into a 2-year revolving loan facility with a bank in the amount of HK$117,000,000 (US$15,000,000) with an interest rate at HIBOR plus 4.5% per annum. This credit facility is guaranteed by the Company. As at December 31, 2021 and 2020, no amount has been drawn from the revolving loan facility.

(iii)	10-year fixed asset loan facility

In October 2021, a subsidiary entered into a 10-year fixed asset loan facility agreement with a bank for the provision of a secured credit facility in the amount of RMB754,880,000 (US$118,071,000) with an annual interest rate at the 5-year China Loan Prime Rate less 0.65%. This credit facility is guaranteed by the immediate holding company of the subsidiary and secured by the underlying leasehold land and buildings. As at December 31, 2021, no amount has been drawn from the fixed asset loan facility.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	December 31,
	2021	2020

	(in US$’000)
Not later than 1 year	26,923	—
Between 1 to 2 years	—	26,923
	26,923	26,923

As at December 31, 2021 and 2020, the Group had unutilized bank borrowing facilities of US$157,430,000 and US$69,359,000 respectively.

16. Commitments and Contingencies

The Group had the following capital commitments:

December 31,
2021
(in US$’000)
Property, plant and equipment
Contracted but not provided for	44,204

The Group does not have any other significant commitments or contingencies.

17. Ordinary Shares

As at December 31, 2021, the Company is authorized to issue 1,500,000,000 ordinary shares.

On January 27, 2020, the Company issued 22,000,000 ordinary shares in the form of 4,400,000 ADS for gross proceeds of US$110.0 million. On February 10, 2020, the Company issued an additional 1,668,315 ordinary shares in the form of 333,663 ADS for gross proceeds of US$8.3 million. Issuance costs totaled US$8.0 million.

On July 2, 2020 and July 3, 2020, the Company issued (1) aggregate 20,000,000 ordinary shares and (2) warrants to a third party for gross proceeds of US$100.0 million through a PIPE. The warrants allowed the third party to purchase up to 16,666,670 ordinary shares of the Company within 18 months of the issuance date for an exercise price of US$6.00 per ordinary share, which have since expired. Issuance costs totaled US$0.2 million.

On November 26, 2020, the Company issued 16,666,670 ordinary shares to a third party for gross proceeds of US$100.0 million through a PIPE. Issuance costs totaled US$0.1 million.

On April 14, 2021, the Company issued 16,393,445 ordinary shares to a third party for gross proceeds of US$100.0 million through a PIPE. Issuance costs totaled US$0.1 million.

On June 30, 2021 and July 15, 2021, the Company issued an aggregate of 119,600,000 ordinary shares in a public offering on the HKEX with over-allotment option exercised in full for aggregate gross proceeds of US$614.9 million. Issuance costs totaled US$29.7 million.

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

18. Share-based Compensation

(i)	Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on June 4, 2005 (as amended on March 21, 2007) and such scheme has a term of 10 years. It expired in 2016 and no further share options can be granted. Another share option scheme was conditionally adopted on April 24, 2015 (the “Hutchmed Share Option Scheme”). Pursuant to the Hutchmed Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

As at December 31, 2021, the aggregate number of shares issuable under the Hutchmed Share Option Scheme was 50,059,198 ordinary shares and the aggregate number of shares issuable under the prior share option scheme which expired in 2016 was 705,060 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 635,469,150 ordinary shares.

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

A summary of the Company’s share option activity and related information is as follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	share	exercise price in	contractual life	intrinsic value
	options	US$ per share	(years)	(in US$’000)
Outstanding at January 1, 2019	18,554,850	4.57	7.35	19,277
Granted	2,315,000	4.12
Exercised	(329,000)	0.76
Cancelled	(1,012,110)	6.33
Expired	(96,180)	6.51
Outstanding at December 31, 2019	19,432,560	4.48	6.67	24,316
Granted	15,437,080	4.66
Exercised	(480,780)	1.23
Cancelled	(4,486,200)	5.02
Expired	(741,670)	6.46
Outstanding at December 31, 2020	29,160,990	4.49	7.21	53,990
Granted	10,174,840	5.96
Exercised	(815,190)	3.01
Cancelled	(1,287,650)	5.50
Expired	(42,400)	5.52
Outstanding at December 31, 2021	37,190,590	4.88	7.04	82,377
Vested and exercisable at December 31, 2020	11,529,280	3.74	4.57	29,433
Vested and exercisable at December 31, 2021	16,077,770	4.24	4.91	46,491

In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Year Ended December 31,
	2021	2020	2019
Weighted average grant date fair value of share options (in US$ per share)	2.24	1.76	1.33
Significant inputs into the valuation model (weighted average):
Exercise price (in US$ per share)	5.96	4.66	4.12
Share price at effective date of grant (in US$ per share)	5.91	4.66	3.98
Expected volatility (note (a))	41.1%	42.6%	38.4%
Risk-free interest rate (note (b))	1.62%	0.59%	0.56%
Contractual life of share options (in years)	10	10	10
Expected dividend yield (note (c))	0%	0%	0%

Notes:

(a)	The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.
(b)	For share options exercisable into ordinary shares, the risk-free interest rates reference the sovereign yield of the United Kingdom because the Company’s ordinary shares are currently listed on AIM and denominated in £. For share options exercisable into ADS, the risk-free interest rates reference the U.S. Treasury yield curves because the Company’s ADS are currently listed on the NASDAQ and denominated in US$.
(c)	The Company has not declared or paid any dividends and does not currently expect to do so prior to the exercise of the granted share options, and therefore uses an expected dividend yield of zero in the Polynomial model.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Cash received from share option exercises	2,452	593	251
Total intrinsic value of share option exercises	2,999	2,475	1,189

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Research and development expenses	8,460	4,061	6,634
Selling and administrative expenses	7,783	4,586	539
Cost of revenues	122	90	—
	16,365	8,737	7,173

As at December 31, 2021, the total unrecognized compensation cost was US$23,051,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 3.04 years.

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

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, financings, free cash flows, revenues, net profit after taxes and the achievement of clinical and regulatory milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

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

Granted awards under the LTIP are as follows:

	Maximum cash amount	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date
August 5, 2019	0.7	2019	note (a)
October 10, 2019	0.1	note (b)	note (b)
April 20, 2020	5.3	2019	note (d)
April 20, 2020	37.4	2020	note (a)
April 20, 2020	1.9	note (b)	note (b)
April 20, 2020	0.2	note (c)	note (c)
August 12, 2020	2.1	2020	note (a)
August 12, 2020	0.3	note (b)	note (b)
March 26, 2021	57.3	2021	note (a)
September 1, 2021	7.3	2021	note (a)
September 1, 2021	0.5	note (b)	note (b)
October 20, 2021	1.7	note (b)	note (b)
December 14, 2021	0.1	note (b)	note (b)
December 14, 2021	0.1	note (c)	note (c)

Notes:

(a)	The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group's annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.
(b)	This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.
(c)	This award does not stipulate performance targets and will be vested on the first anniversary of the date of grant.
(d)	This award does not stipulate performance targets and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

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

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in the form of ordinary shares or ADS of the Company) held by the Trustee were as follows:

	Number of	Cost
	treasury shares	(in US$’000)
As at January 1, 2019	1,121,030	6,677
Purchased	60,430	346
Vested	(240,150)	(944)
As at December 31, 2019	941,310	6,079
Purchased	3,281,920	12,904
Vested	(712,555)	(4,828)
As at December 31, 2020	3,510,675	14,155
Purchased	4,907,045	27,309
Vested	(278,545)	(1,450)
As at December 31, 2021	8,139,175	40,014

Based on the estimated achievement of performance conditions for 2021 financial year LTIP awards, the determined monetary amount was US$52,056,000 which is recognized to share-based compensation expense over the requisite vesting period to March 2024.

For the years ended December 31, 2021, 2020 and 2019, US$6,618,000, US$7,038,000 and US$262,000 of the LTIP awards were forfeited respectively based on the determined or estimated monetary amount as at the forfeiture date.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Research and development expenses	16,880	7,252	2,640
Selling and administrative expenses	8,451	3,552	1,779
Cost of revenues	294	101	—
	25,625	10,905	4,419
Recorded with a corresponding credit to:
Liability	14,263	7,778	2,694
Additional paid-in capital	11,362	3,127	1,725
	25,625	10,905	4,419

For the years ended December 31, 2021, 2020 and 2019, US$8,516,000, US$4,092,000 and US$526,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2021 and 2020, US$12,836,000 and US$7,089,000 were recorded as liabilities respectively for LTIP awards prior to the determination date.

As at December 31, 2021, the total unrecognized compensation cost was approximately US$53,152,000, which considers expected performance targets and the amounts expected to vest, and will be recognized over the requisite periods.

19. Revenues

The following table presents disaggregated revenue, with sales of goods recognized at a point-in-time and provision of services recognized over time:

	Year Ended December 31, 2021
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Goods—Marketed Products	33,937	—	33,937
Goods—Distribution	—	236,518	236,518
Services—Commercialization—Marketed Products	27,428	—	27,428
—Collaboration Research and Development	18,995	—	18,995
—Research and Development	525	—	525
Royalties	15,064	—	15,064
Licensing	23,661	—	23,661
	119,610	236,518	356,128

Third parties	119,085	232,262	351,347
Related parties (Note 24(i))	525	4,256	4,781
	119,610	236,518	356,128

	Year Ended December 31, 2020
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Goods—Marketed Products	11,329	—	11,329
Goods—Distribution	—	197,761	197,761
Services—Commercialization—Marketed Products	3,734	—	3,734
—Collaboration Research and Development	9,771	—	9,771
—Research and Development	491	—	491
Royalties	4,890	—	4,890
	30,215	197,761	227,976

Third parties	29,724	192,277	222,001
Related parties (Note 24(i))	491	5,484	5,975
	30,215	197,761	227,976

	Year Ended December 31, 2019
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Goods—Marketed Products	8,113	—	8,113
Goods—Distribution	—	175,514	175,514
Services—Commercialization	—	2,584	2,584
—Collaboration Research and Development	15,532	—	15,532
—Research and Development	494	—	494
Royalties	2,653	—	2,653
	26,792	178,098	204,890

Third parties	26,298	170,461	196,759
Related parties (Note 24(i))	494	7,637	8,131
	26,792	178,098	204,890

The following table presents liability balances from contracts with customers:

	December 31,
	2021	2020

	(in US$’000)
Deferred revenue
Current—Oncology/Immunology segment (note (a))	11,078	1,450
Current—Other Ventures segment (note (b))	1,196	147
	12,274	1,597
Non-current—Oncology/Immunology segment (note (a))	878	484
Total deferred revenue (note (c) and (d))	13,152	2,081

Notes:

(a)	Oncology/Immunology segment deferred revenue relates to invoiced amounts for royalties which the customer has not yet completed the in-market sale, unamortized upfront and milestone payments and advance consideration received for cost reimbursements which are attributed to research and development services that have not yet been rendered as at the reporting date.
(b)	Other Ventures segment deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.
(c)	Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

	December 31,
	2021	2020

	(in US$’000)
Not later than 1 year	12,274	1,597
Between 1 to 2 years	476	211
Between 2 to 3 years	255	205
Between 3 to 4 years	147	68
	13,152	2,081

(d)	As at January 1, 2021, deferred revenue was US$2.1 million, of which US$0.7 million was recognized during the year ended December 31, 2021.

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

In July 2020, the Group entered into an amendment to the Lilly Agreement (the “2020 Amendment”) relating to the expansion of the Group’s role in the commercialization of Elunate across all of China. Under the terms of the 2020 Amendment, the Group is responsible for providing promotion and marketing services, including the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities, in return for service fees on sales of Elunate made by Lilly. In October 2020, the Group commenced such promotion and marketing services. In addition, development and regulatory approval milestones for an initial indication under the Lilly Agreement were increased by US$10 million in lieu of cost reimbursement.

Upfront and cumulative milestone payments according to the Lilly Agreement received up to December 31, 2021 are summarized as follows:

(in US$’000)
Upfront payment	6,500
Development milestone payments achieved	40,000

The Lilly Agreement has the following performance obligations: (1) the license for the commercialization rights to Elunate and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to Elunate and the research and development services were 90% and 10% respectively. Control of the license to Elunate transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using the prior and estimated future development costs for Elunate as a measure of progress. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

The 2018 Amendment is a separate contract as it added distinct research and development services for the LCIs to the Lilly Agreement. The 2020 Amendment related to the promotion and marketing services is a separate contract as it added distinct services to the Lilly Agreement. Such promotion and marketing services are recognized over time based on amounts that can be invoiced to Lilly. The 2020 Amendment related to the additional development and regulatory approval milestone amounts is a modification as it only affected the transaction price of research and development services for a specific indication under the Lilly Agreement, and therefore, such additional milestone amounts will be included in the transaction price accounted under the Lilly Agreement once the specified milestones are achieved.

Revenue recognized under the Lilly Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Goods—Marketed Products	15,792	11,329	8,113
Services—Commercialization—Marketed Products	27,428	3,734	—
—Collaboration Research and Development	4,491	1,991	4,005
Royalties	10,292	4,890	2,653
	58,003	21,944	14,771

License and collaboration agreement with AstraZeneca

On December 21, 2011, the Group and AstraZeneca AB (publ) (“AZ”) entered into a global licensing, co-development, and commercialization agreement for Orpathys (“AZ Agreement”), also known as savolitinib, a novel targeted therapy and a highly selective inhibitor of the c-Met receptor tyrosine kinase for the treatment of cancer. Under the terms of the AZ Agreement, the Group is entitled to receive a series of payments up to US$140 million, including upfront payments and development and first-sale milestones. Additionally, the AZ Agreement contains possible significant future commercial sale milestones. Development costs for Orpathys in China will be shared between the Group and AZ, with the Group continuing to lead the development in China. AZ will lead and pay for the development of Orpathys for the rest of the world. Orpathys was successfully commercialized in China in July 2021, and the Group receives fixed royalties of 30% based on all sales in China. Should Orpathys be successfully commercialized outside China, the Group would receive tiered royalties from 9% to 13% on all sales outside of China.

In August 2016 (as amended in December 2020), the Group entered into an amendment to the AZ Agreement whereby the Group shall pay the first approximately US$50 million of phase III clinical trial costs related to developing Orpathys for renal cell carcinoma (“RCC”), and remaining costs will be shared between the Group and AZ. Subject to approval of Orpathys in RCC, the Group would receive additional tiered royalties on all sales outside of China, with the incremental royalty rates determined based on actual sharing of development costs. In November 2021, the Group entered into an additional amendment which revised the sharing between the Group and AZ of development costs for Orpathys in China for non-small cell lung cancer, as well as adding potential development milestones.

Upfront and cumulative milestone payments according to the AZ Agreement received up to December 31, 2021 are summarized as follows:

(in US$’000)
Upfront payment	20,000
Development milestone payments achieved	25,000
First-sale milestone payment achieved	25,000

The AZ Agreement has the following performance obligations: (1) the license for the commercialization rights to Orpathys and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to Orpathys and the research and development services were 95% and 5% respectively. Control of the license to Orpathys transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using the prior and estimated future development costs for Orpathys as a measure of progress.

Revenue recognized under the AZ Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Goods—Marketed Products	6,509	—	—
Services—Collaboration Research and Development	14,113	7,780	11,527
Royalties	4,772	—	—
Licensing	23,661	—	—
	49,055	7,780	11,527

20. In-Licensing arrangement

On August 7, 2021, the Group and Epizyme, Inc. (“Epizyme”) entered into a license agreement (the “In-license Agreement”) for tazemetostat, a novel inhibitor of EZH2 that is approved by the U.S. Food and Drug Administration for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma. The Group will be responsible for the development and commercialization of tazemetostat in the PRC, Hong Kong, Macau and Taiwan (the “Territory”) and also holds rights to manufacture tazemetostat for the Territory. The Group also received a 4-year warrant, exercisable up to August 7, 2025, to purchase up to 5,653,000 shares of Epizyme common stock for an exercise price of US$11.50 per share.

Under the terms of the In-license Agreement and warrant, the Group paid Epizyme a US$25 million upfront payment and is obligated for a series of success-based payments up to US$110 million in development and regulatory milestones and up to US$175 million in sales milestones. Success-based payments are recognized when the related milestone is achieved. After tazemetostat is commercialized in the Territory, the Group will incur tiered royalties based on net sales. As at December 31, 2021, no amounts of development and regulatory milestones, sales milestones or royalties had been paid.

The US$25 million upfront payment was first allocated to the warrant for its initial fair value of US$15 million, and the remainder was allocated to the rights to tazemetostat which were expensed to research and development expense as in-process research and development.

The warrant was recorded as a financial asset at fair value with changes to fair value recognized to the consolidated statements of operations. As at December 31, 2021, the warrant had not been exercised. For the year ended December 31, 2021, a fair value loss of US$12.5 million was recognized to other expenses in the consolidated statements of operations. In estimating the fair value of the warrant, the following assumptions were used in the Black Scholes model for the dates indicated:

	August 7,	December 31,
	2021	2021
Fair value of the warrant (in US$’000)	15,000	2,452
Significant inputs into the valuation model:
Exercise price (in US$ per share)	11.50	11.50
Share price (in US$ per share)	6.47	2.50
Expected volatility (note (a))	74.48%	72.03%
Risk-free interest rate (note (b))	0.59%	1.05%
Remaining contractual life of the warrant (in years)	4.00	3.60
Expected dividend yield (note (c))	0%	0%

Notes:

(a)	Expected volatility references the historical volatility for the remaining contractual life of the warrant.
(b)	The risk-free interest rates reference the U.S. Treasury yield curves because Epizyme’s common stock is currently listed on the NASDAQ and denominated in US$.
(c)	Epizyme has not declared or paid any dividends and the Group does not currently expect it to do so within the remaining contractual life of the warrant.

21. Research and Development Expenses

Research and development expenses are summarized as follows:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Clinical trial related costs	190,051	105,869	87,777
Personnel compensation and related costs	91,639	63,542	46,246
Other research and development expenses	17,396	5,365	4,167
	299,086	174,776	138,190

The Group has entered into multiple collaborative arrangements under ASC 808 to evaluate the combination of the Group’s drug compounds with the collaboration partners’ drug compounds. For the years ended December 31, 2021, 2020 and 2019, the Group has incurred research and development expenses of US$18,408,000, US$8,291,000 and US$2,921,000 respectively, related to such collaborative arrangements.

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

Government grants, which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate, are recognized in other payable, accruals and advance receipts (Note 14) and other non-current liabilities. For the years ended December 31, 2021, 2020 and 2019, the Group received government grants of US$9,095,000, US$4,724,000 and US$8,742,000 respectively.

Government grants were recognized as reductions in the consolidated statements of operations as follows:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Research and development expenses	15,515	1,607	6,133
Other income	318	539	780
	15,833	2,146	6,913

23. Gain on divestment of an equity investee

In March 2021, the Group entered into a sale and purchase agreement (the “SPA”) with a third party to sell its entire investment in HBYS with closing subject to regulatory approval in the PRC. On September 28, 2021, the Group completed the divestment, for cash consideration of US$159.1 million.

On May 13, 2021 and September 23, 2021, HBYS had declared dividends to shareholders of US$46.5 million and US$59.7 million respectively which were related to prior year undistributed profits and distributions of a land bonus payment. Based on the SPA, the Group is entitled to a portion of such dividends and the third party will settle these amounts, net of taxes, after HBYS completes the distribution. As at December 31, 2021, US$46.4 million of dividends receivable, net of taxes, from the third party was recorded in other receivables (Note 7).

In addition, the Group and Hutchison Whampoa Enterprises Limited, an affiliate of CK Hutchison Holdings Limited (“CK Hutchison”), entered into a license agreement on June 15, 2021, conditional upon the completion of the divestment, to grant a continuing right to use the “Hutchison Whampoa” brand by HBYS, and the Group agrees to pay HK$12 million (approximately US$1.5 million) per year with aggregate amounts not to exceed HK$120 million (approximately US$15.4 million). On September 28, 2021, the Group recorded the present value of future branding liability payments of US$12.7 million. As at December 31, 2021, US$1.5 million and US$9.8 million were included in amounts due to related parties (Note 24(ii)) and other non-current liabilities respectively.

The gain on divestment of an equity investee was recognized in the consolidated statements of operations as follows:

Year Ended December 31,
2021
(in US$’000)
Proceeds	159,118
Dividend receivables–third party (Note 7)	46,387
205,505
Less: Group’s share of net assets of HBYS (Note 11(iii))	(23,246)
Dividend receivables–HBYS	(52,887)
Withholding tax liability on dividend receivables–HBYS	2,644
Branding liability	(12,721)
Accumulated other comprehensive income and reserves	1,911
Transaction costs and others	104
Gain on divestment of an equity investee	121,310
Less: Capital gain tax	(14,373)
Less: Gain on divestment of an equity investee attributable to non-controlling interests	(24,010)
Gain on divestment of an equity investee attributable to the Group	82,927

24. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)	Transactions with related parties:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison	4,256	5,484	7,637
Revenue from research and development services from:
An equity investee	525	491	494
Purchases from:
Equity investees	3,770	3,347	2,465
Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	350	332	430
An equity investee	—	—	2,682
	350	332	3,112
Rendering of management services from:
An indirect subsidiary of CK Hutchison	971	955	931
Entered brand license agreement with:
An indirect subsidiary of CK Hutchison (note (a))	12,721	—	—

(ii)	Balances with related parties included in:

	December 31,
	2021	2020

	(in US$’000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (b))	1,166	1,222
Other receivables, prepayments and deposits
Equity investees (note (b))	1,149	1,142
Other payables, accruals and advance receipts
Indirect subsidiaries of CK Hutchison (note (c) and (e))	1,915	401
Other non-current liabilities
An equity investee (note (d))	736	950
An indirect subsidiary of CK Hutchison (note (e))	9,766	—
	10,502	950

Notes:

(a)	The branding rights for HBYS from an indirect subsidiary of CK Hutchison was recognized in the consolidated statements of operations through the gain on divestment of an equity investee (Note 23). For the year ended December 31, 2021, actual cash paid was US$1,538,000.
(b)	Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.
(c)	Amounts due to indirect subsidiaries of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.
(d)	Other deferred income represents amounts recognized from granting of promotion and marketing rights.
(e)	As at December 31, 2021, branding liability payable of approximately US$1,538,000 and US$9,766,000 were included in amounts due to related parties under other payables, accruals and advance receipts and other non-current liabilities respectively (Note 23).
(iii)	Transactions with non-controlling shareholders of subsidiaries:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Sales	41,974	36,500	27,343
Purchases	10,660	13,936	13,380
Dividends declared	9,894	1,462	—

(iv)	Balances with non-controlling shareholders of subsidiaries included in:

	December 31,
	2021	2020

	(in US$’000)
Accounts receivable	8,436	6,184
Accounts payable	2,062	4,856
Other non-current liabilities
Loan	—	579

25. Income Taxes

(i)	Income tax expense

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Current tax
HK (note (a))	310	457	321
PRC (note (b) and (c))	15,909	872	708
U.S. and others (note (d))	417	219	636
Total current tax	16,636	1,548	1,665
Deferred income tax (benefits)/expense	(4,718)	3,281	1,609
Income tax expense	11,918	4,829	3,274

Notes:

(a)	The Company, three subsidiaries incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax. Under the Hong Kong two-tiered profits tax rates regime, the first HK$2.0 million (US$0.3 million) of assessable profits of qualifying corporations will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong profits tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.
(b)	Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in each entity. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for a preferential tax rate of 15% for companies which qualify as HNTE. HUTCHMED Limited and its wholly-owned subsidiary HUTCHMED (Suzhou) Limited (formerly known as “Hutchison MediPharma (Suzhou) Limited”) qualify as a HNTE up to December 31, 2022 and 2023 respectively.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the equity investees of the Company are Hong Kong incorporated companies and Hong Kong tax residents, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at December 31, 2021, 2020 and 2019, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the equity investees operating in the PRC will be distributed as dividends.

Pursuant to PRC Bulletin on Issues of Enterprise Income Tax and Indirect Transfers of Assets by Non-PRC Resident Enterprises, an indirect transfer of a PRC resident enterprise by a non-PRC resident enterprise, via the transfer of an offshore intermediate holding company, shall be subject to PRC withholding tax under certain conditions.

(c)

Current tax in the PRC for the year ended December 31, 2021 includes US$14.4 million arising from the indirect disposal of HBYS (Note 23), calculated at 10% of the excess of the disposal proceeds over the cost of acquiring the equity investment in HBYS.

(d)

The Company’s subsidiary in the U.S. with operations primarily in New Jersey and New York states is subject to U.S. taxes, primarily federal and state taxes, which have been provided for at approximately 21% (federal) and 0% to 11.5% (state tax) on the estimated assessable profit over the reporting years. Certain income receivable by the Company is subject to U.S. withholding tax of 30%. Two of the Group’s subsidiaries are subject to corporate tax in the UK and EU countries at 19% and 20% to 25%, respectively, on the estimated assessable profits in relation to their presence in these countries.

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s loss before income taxes and equity in earnings of equity investees is as follows:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Loss before income taxes and equity in earnings of equity investees	(215,740)	(189,734)	(141,105)
Tax calculated at the statutory tax rate of the Company	(35,597)	(31,306)	(23,282)
Tax effects of:
Different tax rates applicable in different jurisdictions	136	4,025	2,027
Tax valuation allowance	63,975	46,321	25,498
Preferential tax rate difference	(148)	(154)	(177)
Preferential tax deduction and credits	(29,838)	(18,814)	(5,444)
Expenses not deductible for tax purposes	8,684	3,476	4,098
Utilization of previously unrecognized tax losses	(186)	(114)	(285)
Withholding tax on undistributed earnings of PRC entities	3,153	3,962	1,894
Others	1,739	(2,567)	(1,055)
Income tax expense	11,918	4,829	3,274

(ii)	Deferred tax assets and liabilities

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2021	2020

	(in US$’000)
Deferred tax assets
Cumulative tax losses	186,832	117,064
Others	12,269	6,829
Total deferred tax assets	199,101	123,893
Less: Valuation allowance	(189,700)	(122,378)
Deferred tax assets	9,401	1,515
Deferred tax liabilities
Undistributed earnings from PRC entities	2,720	4,994
Others	45	69
Deferred tax liabilities	2,765	5,063

The movements in deferred tax assets and liabilities are as follows:

	2021	2020	2019

	(in US$’000)
As at January 1	(3,548)	(2,343)	(4,256)
Utilization of previously recognized withholding tax on undistributed earnings	5,148	2,323	3,390
(Charged)/Credited to the consolidated statements of operations
Withholding tax on undistributed earnings of PRC entities	(3,153)	(3,962)	(1,894)
Deferred tax on amortization of intangible assets	19	18	18
Deferred tax on temporary differences, tax loss carried forward and research tax credits	7,852	663	267
Divestment of an equity investee	370	—	—
Exchange differences	(52)	(247)	132
As at December 31	6,636	(3,548)	(2,343)

The deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

The cumulative tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2021	2020

	(in US$’000)
No expiry date	60,450	53,940
2022	200	195
2023	—	—
2024	4,099	3,998
2025	39,321	38,357
2026	52,452	51,034
2027	67,217	66,555
2028	117,376	114,490
2029	191,554	186,844
2030	265,696	259,163
2031	432,278	—
	1,230,643	774,576

The Company believes that it is more likely than not that future operations outside the U.S. will not generate sufficient taxable income to realize the benefit of the deferred tax assets. Certain of the Company’s subsidiaries have had sustained tax losses, which will expire within five years if not utilized in the case of PRC subsidiaries (ten years for HNTEs), and which will not be utilized in the case of Hong Kong subsidiaries as they do not generate taxable profits. Accordingly, a valuation allowance has been recorded against the relevant deferred tax assets arising from the tax losses.

A U.S. subsidiary of the Company has approximately US$2.0 million and US$0.6 million U.S. Federal and New Jersey state research tax credits which will expire between 2039 and 2041 (Federal) and 2026 and 2028 (New Jersey) respectively, if not utilized.

The table below summarizes changes in the deferred tax valuation allowance:

	2021	2020	2019

	(in US$’000)
As at January 1	122,378	69,399	49,021
Charged to consolidated statements of operations	63,975	46,321	25,498
Utilization of previously unrecognized tax losses	(186)	(114)	(285)
Write-off of tax losses	—	—	(3,142)
Others	(9)	—	—
Exchange differences	3,542	6,772	(1,693)
As at December 31	189,700	122,378	69,399

As at December 31, 2021, 2020 and 2019, the Group did not have any material unrecognized uncertain tax positions.

(iii)	Income tax payable

	2021	2020	2019

	(in US$’000)
As at January 1	1,120	1,828	555
Current tax	16,636	1,548	1,665
Withholding tax upon dividend declaration from PRC entities (note (a))	5,148	2,323	2,581
Tax paid (note (b))	(5,014)	(5,940)	(2,970)
Reclassification from non-current withholding tax	—	812	—
Reclassification to prepaid tax	25	485	—
Divestment of an equity investee (Note 23)	(2,644)	—	—
Exchange difference	275	64	(3)
As at December 31	15,546	1,120	1,828

Notes:

(a)	The amount for 2019 excludes a non-current withholding tax of US$0.8 million which is included under other non-current liabilities.

(b)

The amount for 2020 is net of the PRC Enterprise Income Tax (“EIT”) refund of US$0.4 million received by HSPL. The amount for 2019 excludes the PRC EIT of US$0.3 million prepaid by HSPL which is included under other receivables, prepayments and deposits.

26. Losses Per Share

(i)	Basic losses per share

Basic losses per share is calculated by dividing the net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic losses per share.

	Year Ended December 31,
	2021	2020	2019
Weighted average number of outstanding ordinary shares in issue	792,684,524	697,931,437	665,683,145
Net loss attributable to the Company (US$’000)	(194,648)	(125,730)	(106,024)
Losses per share attributable to the Company (US$ per share)	(0.25)	(0.18)	(0.16)

(ii)	Diluted losses per share

Diluted losses per share is calculated by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share options, LTIP awards and warrants issued by the Company using the treasury stock method.

For the years ended December 31, 2021, 2020 and 2019, the share options, LTIP awards and warrants issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect. Therefore, diluted losses per share were equal to basic losses per share for the years ended December 31, 2021, 2020 and 2019.

27. Segment Reporting

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
(b)	Marketed Products: comprises the sales, marketing, manufacture and distribution of drug developed from research and development activities.
(ii)	Other Ventures: comprises other commercial businesses which include the sales, marketing, manufacture and distribution of other prescription drugs and consumer health products.

The performance of the reportable segments is assessed based on segment operating (loss)/profit.

The segment information is as follows:

	Year Ended December 31, 2021
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	43,181	—	43,181	76,429	119,610	236,518	—	356,128
Interest income	809	3	812	—	812	282	982	2,076
Equity in earnings of equity investees, net of tax	20	—	20	—	20	60,597	—	60,617
Segment operating (loss)/profit	(143,876)	(159,770)	(303,646)	6,178	(297,468)	185,240	(42,303)	(154,531)
Interest expense	—	—	—	—	—	—	(592)	(592)
Income tax credit/(expense)	22	7,160	7,182	(1,320)	5,862	(14,573)	(3,207)	(11,918)
Net (loss)/income attributable to the Company	(143,528)	(152,235)	(295,763)	4,032	(291,731)	142,890	(45,807)	(194,648)
Depreciation/amortization	(6,436)	(197)	(6,633)	—	(6,633)	(318)	(239)	(7,190)
Additions to non-current assets (other than financial instruments and deferred tax assets)	25,295	4,321	29,616	—	29,616	1,056	327	30,999

	December 31, 2021
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	166,802	19,870	186,672	35,978	222,650	225,898	924,113	1,372,661
Property, plant and equipment	38,049	1,862	39,911	—	39,911	746	618	41,275
Right-of-use assets	4,798	3,768	8,566	—	8,566	1,827	1,486	11,879
Leasehold land	13,169	—	13,169	—	13,169	—	—	13,169
Goodwill	—	—	—	—	—	3,380	—	3,380
Other intangible asset	—	—	—	—	—	163	—	163
Investments in equity investees	480	—	480	—	480	75,999	—	76,479

	Year Ended December 31, 2020
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	10,262	—	10,262	19,953	30,215	197,761	—	227,976
Interest income	461	—	461	—	461	167	2,608	3,236
Equity in earnings of equity investees, net of tax	(97)	—	(97)	—	(97)	79,143	—	79,046
Segment operating (loss)/profit	(119,740)	(63,482)	(183,222)	7,607	(175,615)	83,888	(18,174)	(109,901)
Interest expense	—	—	—	—	—	—	(787)	(787)
Income tax (expense)/credit	(402)	642	240	(167)	73	(824)	(4,078)	(4,829)
Net (loss)/income attributable to the Company	(120,096)	(62,683)	(182,779)	7,282	(175,497)	72,785	(23,018)	(125,730)
Depreciation/amortization	(5,458)	(119)	(5,577)	—	(5,577)	(292)	(192)	(6,061)
Additions to non-current assets (other than financial instruments and deferred tax assets)	22,574	754	23,328	—	23,328	817	1,090	25,235

	December 31, 2020
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	127,637	9,957	137,594	5,728	143,322	231,234	349,562	724,118
Property, plant and equipment	22,554	454	23,008	—	23,008	688	474	24,170
Right-of-use assets	2,782	1,375	4,157	—	4,157	2,582	1,277	8,016
Leasehold land	13,121	—	13,121	—	13,121	—	—	13,121
Goodwill	—	—	—	—	—	3,307	—	3,307
Other intangible asset	—	—	—	—	—	227	—	227
Investments in equity investees	385	—	385	—	385	139,120	—	139,505

	Year Ended December 31, 2019
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	16,026	—	16,026	10,766	26,792	178,098	—	204,890
Interest income	322	—	322	—	322	109	4,513	4,944
Equity in earnings of equity investees, net of tax	147	—	147	—	147	40,553	—	40,700
Segment operating (loss)/profit	(111,518)	(21,785)	(133,303)	5,887	(127,416)	45,255	(17,214)	(99,375)
Interest expense	—	—	—	—	—	—	(1,030)	(1,030)
Income tax expense	(63)	(197)	(260)	—	(260)	(939)	(2,075)	(3,274)
Net (loss)/income attributable to the Company	(111,308)	(21,926)	(133,234)	5,872	(127,362)	41,488	(20,150)	(106,024)
Depreciation/amortization	(4,448)	(62)	(4,510)	—	(4,510)	(264)	(168)	(4,942)
Additions to non-current assets (other than financial instruments and deferred tax assets)	8,602	1,308	9,910	—	9,910	2,772	148	12,830

Revenue from external customers is after elimination of inter-segment sales. Sales between segments are carried out at mutually agreed terms. The amount eliminated attributable to sales between PRC and U.S. and others under Oncology/Immunology segment was US$46,891,000, US$19,230,000 and US$8,406,000 for the years ended December 31, 2021, 2020, and 2019 respectively.

There were three customers with aggregate revenue of US$147,111,000, which accounted for over 10% of the Group’s revenue for the year ended December 31, 2021. There were two customers with aggregate revenue of US$62,493,000, which accounted for over 10% of the Group’s revenue for the year ended December 31, 2020. There was one customer with revenue of US$27,343,000, which accounted for over 10% of the Group’s revenue for the year ended December 31, 2019.

Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

A reconciliation of segment operating loss to net loss is as follows:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Segment operating loss	(154,531)	(109,901)	(99,375)
Interest expense	(592)	(787)	(1,030)
Income tax expense	(11,918)	(4,829)	(3,274)
Net loss	(167,041)	(115,517)	(103,679)

28. Note to Consolidated Statements of Cash Flows

Reconciliation of net loss for the year to net cash used in operating activities:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Net loss	(167,041)	(115,517)	(103,679)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of finance costs	44	43	195
Depreciation and amortization	7,190	6,061	4,942
Gain from purchase of a subsidiary	—	—	(17)
Loss on disposals of property, plant and equipment	70	85	17
Provision for excess and obsolete inventories	(23)	65	316
Provision for credit losses	(76)	77	(25)
Share-based compensation expense—share options	16,365	8,737	7,173
Share-based compensation expense—LTIP	25,625	10,905	4,419
Equity in earnings of equity investees, net of tax	(60,617)	(79,046)	(40,700)
Dividends received from SHPL and HBYS	49,872	86,708	28,135
Changes in right-of-use assets	(3,727)	(2,197)	224
Fair value loss on Warrant	12,548	—	—
Gain from disposal of HBYS	(121,310)	—	—
Unrealized currency translation (gain)/loss	(2,505)	(6,149)	1,679
Changes in income tax balances	6,904	(1,111)	304
Changes in working capital
Accounts receivable	(35,634)	(4,693)	(271)
Other receivables, prepayments and deposits	(5,758)	(9,602)	(2,734)
Inventories	(16,002)	(3,623)	(4,215)
Accounts payable	9,565	7,651	(1,664)
Other payables, accruals and advance receipts	66,224	37,472	25,953
Lease liabilities	3,079	2,258	(101)
Deferred revenue	11,071	(158)	(709)
Other	(87)	(32)	(154)
Total changes in working capital	32,458	29,273	16,105
Net cash used in operating activities	(204,223)	(62,066)	(80,912)

29. Litigation

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

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to seek damages. On October 21, 2021 (and further updated in December 2021), the Group was awarded an amount of RMB253.2 million (equivalent to US$39.6 million) with interest of 5.5% per annum from the date of the award until payment and recovery of costs of US$2.2 million (“Award”). Luye is still pursuing further legal proceedings and no Award amounts have been received as at the issuance date of these consolidated financial statements. Hence no Award amounts have been recognized and no adjustment has been made to Seroquel-related balances as at December 31, 2021. Such Seroquel-related balances include accounts receivable, long-term prepayment, accounts payable and other payables of US$1.2 million, US$0.7 million, US$1.0 million and US$1.3 million respectively.

30. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries in the PRC are required to make certain appropriations of net after-tax profits or increases in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$0.1 million and US$0.2 million as at December 31, 2021 and 2020 respectively, which excludes the Company’s subsidiaries with a shareholders’ deficit. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company’s subsidiaries in the PRC due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

In addition, the Group has certain investments in equity investees in the PRC, where the Group’s equity in undistributed earnings amounted to US$54.4 million and US$99.9 million as at December 31, 2021 and 2020 respectively.

31. Additional Information: Company Balance Sheets (Parent Company Only)

		December 31,
	Note	2021	2020

		(in US$’000)
Assets
Current assets
Cash and cash equivalents		979	21
Short-term investments		55,128	—
Other receivables, prepayments and deposits		934	1,120
Total current assets		57,041	1,141
Investments in subsidiaries		972,831	506,150
Deferred issuance costs		—	1,171
Total assets		1,029,872	508,462
Liabilities and shareholders’ equity
Current liabilities
Other payables, accruals and advance receipts		42,952	24,253
Income tax payable		16	93
Total current liabilities		42,968	24,346
Other non-current liabilities		11	—
Total liabilities		42,979	24,346
Commitments and contingencies	16

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 864,530,850 and 727,722,215 shares issued at December 31, 2021 and 2020 respectively	17	86,453	72,772
Additional paid-in capital		1,505,196	822,458
Accumulated losses		(610,328)	(415,591)
Accumulated other comprehensive income		5,572	4,477
Total Company’s shareholders’ equity		986,893	484,116
Total liabilities and shareholders’ equity		1,029,872	508,462

32. Subsequent Events

The Group evaluated subsequent events through March 3, 2022, which is the date when the consolidated financial statements were issued.

In February 2022, a US$15 million milestone payment was triggered and receivable in relation to the initiation of the Phase III study for the primary indication non-small cell lung cancer pursuant to the AZ Agreement.

SHANGHAI HUTCHISON

PHARMACEUTICALS LIMITED

Report of Independent Auditors

To the Board of Directors of Shanghai Hutchison Pharmaceuticals Limited

Opinion

We have audited the accompanying consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2021 and 2020, and the related consolidated income statements, consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board .

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board , and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidatedfinancial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern for at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

●

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 3, 2022

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Income Statements

(in US$’000)

		Year Ended December 31,
	Note	2021	2020	2019
Revenue	5	332,648	276,354	272,082
Cost of sales		(77,559)	(72,163)	(77,313)
Gross profit		255,089	204,191	194,769
Selling expenses		(131,821)	(111,892)	(110,591)
Administrative expenses		(22,627)	(17,907)	(14,761)
Other net operating income	6	4,759	3,473	2,941
Operating profit	7	105,400	77,865	72,358
Finance costs	15	(116)	(12)	(42)
Profit before taxation		105,284	77,853	72,316
Taxation charge	8	(15,896)	(10,833)	(11,015)
Profit for the year		89,388	67,020	61,301

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Comprehensive Income

(in US$’000)

	Year Ended December 31,
	2021	2020	2019
Profit for the year	89,388	67,020	61,301
Other comprehensive income/(loss) that has been or may be reclassified subsequently to profit or loss:
Exchange translation differences	3,341	11,129	(4,670)
Total comprehensive income	92,729	78,149	56,631

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Financial Position

(in US$’000)

		December 31,
	Note	2021	2020
Assets
Current assets
Cash and cash equivalents	10	50,038	72,478
Trade and bills receivables	11	17,482	18,421
Other receivables, prepayments and deposits	12	3,350	3,392
Inventories	13	119,390	81,674
Total current assets		190,260	175,965
Property, plant and equipment	14	73,650	76,932
Right-of-use assets	15	2,445	152
Leasehold land		7,025	7,021
Other intangible asset		722	935
Deferred tax assets	16	7,715	8,315
Total assets		281,817	269,320
Liabilities and shareholders’ equity
Current liabilities
Trade payables	17	12,411	11,174
Other payables, accruals and advance receipts	18	111,793	93,534
Current tax liabilities	19	4,089	5,032
Lease liabilities	15	700	133
Total current liabilities		128,993	109,873
Deferred income		4,983	6,720
Lease liabilities	15	2,148	19
Total liabilities		136,124	116,612
Shareholders’ equity
Share capital		33,382	33,382
Reserves		112,311	119,326
Total shareholders’ equity		145,693	152,708
Total liabilities and shareholders’ equity		281,817	269,320

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Changes in Equity

(in US$’000)

	Share	Exchange	General	Retained	Total
	capital	reserve	reserves	earnings	equity
As at January 1, 2019	33,382	(3,854)	970	101,263	131,761
Profit for the year	—	—	—	61,301	61,301
Other comprehensive loss
Exchange translation differences	—	(4,670)	—	—	(4,670)
Total comprehensive (loss)/income	—	(4,670)	—	61,301	56,631
Transfer between reserves	—	—	14	(14)	—
Dividends declared to shareholders	—	—	—	(41,654)	(41,654)
As at December 31, 2019	33,382	(8,524)	984	120,896	146,738
Profit for the year	—	—	—	67,020	67,020
Other comprehensive income
Exchange translation differences	—	11,129	—	—	11,129
Total comprehensive income	—	11,129	—	67,020	78,149
Transfer between reserves	—	—	14	(14)	—
Dividends declared to shareholders	—	—	—	(72,179)	(72,179)
As at December 31, 2020	33,382	2,605	998	115,723	152,708
Profit for the year	—	—	—	89,388	89,388
Other comprehensive income
Exchange translation differences	—	3,341	—	—	3,341
Total comprehensive income	—	3,341	—	89,388	92,729
Transfer between reserves	—	—	31	(31)	—
Dividends declared to shareholders	—	—	—	(99,744)	(99,744)
As at December 31, 2021	33,382	5,946	1,029	105,336	145,693

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Year Ended December 31,
	Note	2021	2020	2019
Operating activities
Net cash generated from operations	20	93,970	112,609	76,784
Interest received		1,116	912	518
Income tax paid	19	(15,976)	(10,232)	(13,618)
Net cash generated from operating activities		79,110	103,289	63,684
Investing activities
Purchase of property, plant and equipment		(3,362)	(2,437)	(4,592)
Proceeds from disposal of property, plant and equipment		32	63	9
Net cash used in investing activities		(3,330)	(2,374)	(4,583)
Financing activities
Dividends paid to shareholders		(99,744)	(72,179)	(41,654)
Lease payments	15	(303)	(474)	(595)
Net cash used in financing activities		(100,047)	(72,653)	(42,249)
Net (decrease)/increase in cash and cash equivalents		(24,267)	28,262	16,852
Effect of exchange rate changes on cash and cash equivalents		1,827	2,972	(659)
		(22,440)	31,234	16,193
Cash and cash equivalents
Cash and cash equivalents at beginning of year		72,478	41,244	25,051
Cash and cash equivalents at end of year		50,038	72,478	41,244

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

The Company was incorporated in the PRC on April 30, 2001 as a Chinese-Foreign Equity joint venture. The Company is jointly controlled by Shanghai HUTCHMED Investment (HK) Limited (“SHHCMI(HK)L”) (formerly known as “Shanghai Hutchison Chinese Medicine (HK) Investment Limited”) and Shanghai Traditional Chinese Medicine Co., Ltd (“SHTCML”).

These consolidated financial statements are presented in United States dollars (“US$”), unless otherwise stated and have been approved for issue by the Company’s Board of Directors on March 3, 2022.

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

During the year, the Group has adopted all of the new and revised standards, amendments and interpretations issued by the IASB that are relevant to the Group’s operations and mandatory for annual periods beginning January 1, 2021. The adoption of these new and revised standards, amendments and interpretations did not have any material effects on the Group’s results of operations or financial position.

The following standards, amendments and interpretations were issued but not yet effective for the financial year ended December 31, 2021 and have not been early adopted by the Group:

IFRS 3 (Amendments)(1)	Reference to the Conceptual Framework
IAS 16 (Amendments)(1)	Property, Plant and Equipment: Proceeds before Intended Use
IAS 37 (Amendments)(1)	Onerous Contracts – Costs of Fulfilling a Contract
Annual improvement 2018-2020(1)	Improvements to IFRSs
IAS 1(2)	Disclosure Initiative-Accounting Policies
IAS 1 (Amendments)(2)	Classification of Liabilities as Current or Non-current
IAS 8 (Amendments)(2)	Definition of Accounting Estimates
IAS 12 (Amendments)(2)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
IFRS 17(2)	Insurance Contracts
IFRS 10 and IAS 28 (Amendments)(3)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

(1)	Effective for the Group for annual periods beginning on or after January 1, 2022.
(2)	Effective for the Group for annual periods beginning on or after January 1, 2023.
(3)	Effective date to be determined by the IASB.

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

As at December 31, 2021 and 2020, the Group’s current financial liabilities were mainly due for settlement within twelve months and the Group expects to meet all liquidity requirements.

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

Currently, it is the Group’s strategy to maintain a reasonable liabilities to assets ratio. The liabilities to assets ratio as at December 31, 2021 and 2020 was as follows:

	December 31,
	2021	2020

	(in US$’000)
Total liabilities	136,124	116,612
Total assets	281,817	269,320
Liabilities to assets ratio	48.3%	43.3%

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

The segment information is as follows:

	Year Ended December 31, 2021
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total

	(in US$’000)
Revenue from external customers	331,097	1,551	332,648
Interest income	629	587	1,216
Operating profit/(loss)	107,361	(1,961)	105,400
Finance costs	114	2	116
Depreciation/amortization	9,118	50	9,168
Additions to non‑current assets (other than financial instruments and deferred tax assets)	5,867	82	5,949

December 31, 2021
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total

(in US$’000)
Total segment assets	280,632	1,185	281,817

	Year Ended December 31, 2020
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total

	(in US$’000)
Revenue from external customers	270,954	5,400	276,354
Interest income	396	579	975
Operating profit/(loss)	78,069	(204)	77,865
Finance costs	11	1	12
Depreciation/amortization	8,670	65	8,735
Additions to non‑current assets (other than financial instruments and deferred tax assets)	3,037	57	3,094

December 31, 2020
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total

(in US$’000)
Total segment assets	261,965	7,355	269,320

	Year Ended December 31, 2019
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total

	(in US$’000)
Revenue from external customers	260,986	11,096	272,082
Interest income	300	282	582
Operating profit/(loss)	74,319	(1,961)	72,358
Finance costs	33	9	42
Depreciation/amortization	7,913	185	8,098
Additions to non‑current assets (other than financial instruments and deferred tax assets)	2,958	17	2,975

Revenue from external customers is after elimination of inter-segment sales. The amount eliminated was US$77.8 million for 2021 (2020: US$62.2 million; 2019: US$60.8 million). Sales between segments are carried out at mutually agreed terms. Revenue from external customers from the manufacturing business is for sales of goods which are recognized at a point in time. Revenue from external customers from the distribution business is for provision of services which are recognized over time.

6. Other Net Operating Income

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Interest income	1,216	975	582
Net foreign exchange gain/(loss)	25	70	(20)
Government Incentives	2,999	2,601	2,370
Other operating income/(loss)	519	(173)	9
	4,759	3,473	2,941

7. Operating Profit

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Operating profit	105,400	77,865	72,358

Operating profit is stated after charging/(crediting) the following:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Cost of inventories recognized as expense	50,637	47,299	55,653
Research and development expense	9,350	6,301	4,422
Depreciation of property, plant and equipment	8,100	7,878	7,148
Loss/(Gain) on disposal of property, plant and equipment	60	(2)	11
Amortization of leasehold land	172	160	161
Amortization of other intangible asset	233	217	218
Depreciation charge of right-of-use assets and lease expenses	663	725	724
Movement on the provision for trade receivables	—	(9)	9
Provision for excess and obsolete inventories	(141)	2,447	1,062
Auditor’s remuneration	223	198	194
Employee benefit expenses (Note 9)	100,311	80,728	80,647

8. Taxation Charge

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Current tax	15,082	12,520	10,300
Deferred income tax (Note 16)	814	(1,687)	715
Taxation charge	15,896	10,833	11,015

The taxation charge on the Group’s profit before taxation differs from the theoretical amount that would arise using the Group’s weighted average tax rate as follows:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Profit before taxation	105,284	77,853	72,316
Tax calculated at the statutory tax rates of respective companies	26,321	19,463	18,079
Tax effects of:
Expenses not deductible for tax purposes	1,946	1,137	2,938
Utilization of unrecognized temporary differences	(55)	(938)	(1,669)
Tax concession (note)	(12,420)	(8,753)	(8,541)
Under/(over) provision in prior years	104	(76)	208
Taxation charge	15,896	10,833	11,015

Note: The Company has been granted the High and New Technology Enterprise status. Accordingly, the Company is subject to a preferential income tax rate of 15% in 2021 and up to 2022 (2020: 15%; 2019: 15%). Certain research and development expenses are also eligible for super-deduction such that 200% of qualified expenses incurred are deductible against taxable profits for tax purposes (2020: 175%; 2019: 175%).

The weighted average tax rate calculated at the statutory tax rates of respective companies was 25%.The effective tax rate for the year ended December 31, 2021 was 15.1% (2020: 13.9%; 2019: 15.2%).

9. Employee Benefit Expenses

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Wages, salaries and bonuses	77,335	68,226	60,353
Pension costs—defined contribution plans	8,713	995	7,689
Staff welfare	14,263	11,507	12,605
	100,311	80,728	80,647

Employee benefit expenses of approximately US$20.1 million for the year ended December 31, 2021 (2020: US$16.4 million; 2019: US$18.8 million) are included in cost of sales.

10. Cash and cash equivalents

	December 31,
	2021	2020

	(in US$’000)
Cash and cash equivalents	50,038	72,478

The cash and cash equivalents denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

11. Trade and Bills Receivables

	December 31,
	2021	2020

	(in US$’000)
Trade receivables—third parties	9,555	13,996
Trade receivables—related parties (Note 22(b))	649	1,384
Bills receivables	7,278	3,041
	17,482	18,421

All trade and bills receivables are denominated in RMB and are due within one year from the end of the reporting period. The carrying values of trade and bills receivables approximate their fair values due to their short-term maturities.

Movements on the provision for trade receivables are as follows:

	2021	2020	2019

	(in US$’000)
As at January 1	—	9	—
Increase in provision for trade receivables	—	—	9
Decrease in provision due to subsequent collection	—	(9)	—
As at December 31	—	—	9

12. Other Receivables, Prepayments and Deposits

	December 31,
	2021	2020

	(in US$’000)
Prepayments to suppliers	1,929	1,356
Interest receivables	283	171
Deposits	877	1,338
Others	261	527
	3,350	3,392

13. Inventories

	December 31,
	2021	2020

	(in US$’000)
Raw materials	54,585	31,501
Work in progress	39,668	32,684
Finished goods	25,137	17,489
	119,390	81,674

14. Property, plant and equipment

				Furniture
				and
				fixtures,
				other
	Buildings		Plant	equipment
	situated in	Leasehold	and	and motor	Construction
	the PRC	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2021	73,480	578	25,173	12,273	2,685	114,189
Additions	28	68	535	929	1,453	3,013
Disposals	—	(128)	(207)	(481)	(1,230)	(2,046)
Transfers	224	314	298	1,982	(2,818)	—
Exchange differences	1,855	16	639	330	46	2,886
As at December 31, 2021	75,587	848	26,438	15,033	136	118,042
Accumulated depreciation
As at January 1, 2021	15,699	504	12,288	7,570	1,196	37,257
Depreciation	3,763	100	2,347	1,890	—	8,100
Disposals	—	(128)	(145)	(464)	(1,217)	(1,954)
Transfers	93	(390)	—	297	—	—
Exchange differences	428	8	327	205	21	989
As at December 31, 2021	19,983	94	14,817	9,498	—	44,392
Net book value
As at December 31, 2021	55,604	754	11,621	5,535	136	73,650

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

				Furniture
				and
				fixtures,
				other
	Buildings		Plant	equipment
	situated in	Leasehold	and	and motor	Construction
	the PRC	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2019	69,434	480	22,583	7,934	3,508	103,939
Additions	—	73	334	1,511	856	2,774
Disposals	—	—	(41)	(170)	—	(211)
Transfers	620	—	337	500	(1,457)	—
Exchange differences	(1,841)	(14)	(607)	(249)	(79)	(2,790)
As at December 31, 2019	68,213	539	22,606	9,526	2,828	103,712
Accumulated depreciation
As at January 1, 2019	8,035	300	6,786	4,614	1,146	20,881
Depreciation	3,465	93	2,229	1,361	—	7,148
Disposals	—	—	(28)	(163)	—	(191)
Exchange differences	(288)	(10)	(227)	(147)	(30)	(702)
As at December 31, 2019	11,212	383	8,760	5,665	1,116	27,136
Net book value
As at December 31, 2019	57,001	156	13,846	3,861	1,712	76,576

15. Leases

Leases consisted of the following:

	December 31,
	2021	2020

	(in US$’000)
Right-of-use assets:
Offices	2,445	152
Lease liabilities—current	700	133
Lease liabilities—non-current	2,148	19
	2,848	152

Lease activities are summarized as follows:

	Year Ended December 31,
	2021	2020

	(in US$’000)
Lease expenses: Short-term leases with lease terms equal or less than 12 months	508	245
Depreciation charge of right-of-use assets	663	480
Interest expense (included in finance costs)	116	12
Cash paid on lease liabilities	303	474
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	2,936	58

Lease contracts are typically within a period of 1 to 5 years. The weighted average remaining lease term and weighted average discount rate as at December 31, 2021 was 3.7 years (2020: 0.89 years) and 4.75% (2020: 4.75%) respectively.

Future lease payments are as follows:

	December 31,
	2021	2020

	(in US$’000)
Lease payments:
Not later than 1 year	814	135
Between 1 to 2 years	784	19
Between 2 to 3 years	793	—
Between 3 to 4 years	713	—
Total lease payments	3,104	154
Less: Discount factor	(256)	(2)
Total lease liabilities	2,848	152

16. Deferred Tax Assets

The movements in deferred tax assets are as follows:

	2021	2020	2019

	(in US$’000)
As at January 1	8,315	6,147	7,091
Credited/(debited) to the consolidated income statements
—Accrued expenses, provisions, deferred income, accelerated depreciation and other temporary differences (note)	(814)	1,687	(715)
Exchange differences	214	481	(229)
As at December 31	7,715	8,315	6,147

Note: During the year ended December 31, 2021, the Group utilized US$1.1 million deferred tax assets which was recognized during the year ended December 31, 2019 on temporary differences arising from advertising and promotion expenditures.

The Group’s deferred tax assets are mainly temporary differences including accrued expenses, provisions, deferred income, accelerated depreciation and other temporary differences. The potential deferred tax assets in respect of tax losses which have not been recognized in the consolidated financial statements were approximately US$26,000 as at December 31, 2021 (2020: US$0.7 million).

These unrecognized tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2021	2020

	(in US$’000)
2021	—	35
2022	7	7
2023	—	2,550
2024	83	76
2025	7	7
2026	6	—
	103	2,675

17. Trade Payables

	December 31,
	2021	2020

	(in US$’000)
Trade payables—third parties	12,030	8,711
Trade payables—related parties (Note 22(b))	381	2,463
	12,411	11,174

All trade payables are denominated in RMB and due within one year from the end of the reporting period. The carrying value of trade payables approximates their fair values due to their short-term maturities.

18. Other Payables, Accruals and Advance Receipts

	December 31,
	2021	2020

	(in US$’000)
Accrued salaries and benefits	17,796	17,536
Accrued selling and marketing expenses	68,217	59,930
Value‑added tax and tax surcharge payables	9,693	8,794
Payments in advance from customers (note)	11,858	2,750
Others	4,229	4,524
	111,793	93,534

Note: Substantially all customer balances as at December 31, 2020 were recognized to revenue during the year ended December 31, 2021. Additionally, substantially all customer balances as at December 31, 2021 are expected to be recognized to revenue within one year upon transfer of goods or services as the contracts have an expected duration of one year or less.

19. Current Tax Liabilities

	2021	2020	2019

	(in US$’000)
As at January 1	5,032	2,395	5,671
Current tax (Note 8)	15,082	12,520	10,300
Tax paid	(15,976)	(10,232)	(13,618)
Exchange difference	108	192	42
Transfer (from)/to other receivables	(157)	157	—
As at December 31	4,089	5,032	2,395

20. Notes to the Consolidated Statements of Cash Flows

(a)    Reconciliation of profit for the year to net cash generated from operations:

	2021	2020	2019

	(in US$’000)
Profit for the year	89,388	67,020	61,301
Adjustments to reconcile profit for the year to net cash generated from operations
Taxation charge	15,896	10,833	11,015
Finance costs	116	12	42
Interest income	(1,216)	(975)	(582)
Depreciation on property, plant and equipment	8,100	7,878	7,148
Loss/(gain) on disposal of property, plant and equipment	60	(2)	11
Amortization of leasehold land	172	160	161
Amortization of other intangible asset	233	217	218
Depreciation charge of right-of-use assets	663	480	571
Provision for excess and obsolete inventories	(141)	2,447	1,062
Movement on the provision for trade receivables	—	(9)	9
Exchange differences	(693)	2,057	(1,439)
Changes in working capital:
Trade and bills receivables	939	6,360	7,053
Other receivables, prepayments and deposits	(80)	(227)	(218)
Inventories	(37,575)	(11,804)	(8,459)
Trade payables	1,237	905	3,097
Other payables, accruals and advance receipts	18,608	26,511	(3,271)
Deferred income	(1,737)	746	(935)
Total changes in working capital	(18,608)	22,491	(2,733)
Net cash generated from operations	93,970	112,609	76,784

(b)    Supplemental disclosure for non-cash activities

During the years ended December 31, 2021, there was a decrease in accruals made for purchases of property, plant and equipment of US$0.3 million (2020 and 2019: an increase of US$0.6 million and a decrease of US$1.8 million respectively).

21. Capital commitments

The Group had the following capital commitments:

December 31,
2021
(in US$’000)
Property, plant and equipment
Contracted but not provided for	155

Capital commitments for property, plant and equipment are mainly for improvements to the Group’s plant.

22. Significant Related Party Transactions

The Group has the following significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(a)    Transactions with related parties:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Sales of goods to:
—A fellow subsidiary of SHTCML	12,181	10,465	12,459
—A fellow subsidiary of SHHCMI(HK)L	3,492	2,854	2,255
	15,673	13,319	14,714
Purchase of goods from:
—SHTCML	10,002	7,922	4,609
—Fellow subsidiaries of SHTCML	1,311	1,016	3,263
	11,313	8,938	7,872
Rendering of research and development services from:
—A fellow subsidiary of SHHCMI(HK)L	525	491	494
Provision of marketing services to:
—A fellow subsidiary of SHTCML	1,146	2,781	5,045
—A fellow subsidiary of SHHCMI(HK)L	—	—	2,682
	1,146	2,781	7,727
Leasing office from:
—SHTCML	247	337	335

No transactions have been entered into with the directors of the Company (being the key management personnel) during the year ended December 31, 2021 (2020 and 2019: nil).

(b)    Balances with related parties included in:

	December 31,
	2021	2020

	(in US$’000)
Trade and bills receivables
—A fellow subsidiary of SHTCML	649	1,384
Other receivables, prepayments and deposits
—A fellow subsidiary of SHTCML	547	946
Right-of-use assets
—SHTCML	—	87
Trade payables
—SHTCML	—	2,054
— Fellow subsidiaries of SHTCML	381	409
	381	2,463
Other payables, accruals and advance receipts
—Fellow subsidiaries of SHHCMI(HK)L	1,149	986
Lease liabilities
—SHTCML	—	94

Balances with related parties are unsecured, interest-free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

23. Particulars of Principal Subsidiaries

				Equity
		Nominal value		interest
	Place of	of registered		attributable
	establishment	capital		to the Group

	and	December 31,
Name	operation	2021	2020	2021	2020	Type of legal entity	Principal activity

		(in RMB’000)
Shanghai Shangyao Hutchison Whampoa GSP Company Limited	PRC	20,000	20,000	100%	100%	Limited liability company	Distribution of drug products
Hutchison Heze Bio Resources & Technology Co., Limited	PRC	1,500	1,500	100%	100%	Limited liability company	Agriculture and sales of Chinese herbs

24. Subsequent Events

The Group evaluated subsequent events through March 3, 2022, which is the date when the consolidated financial statements were issued.

HUTCHISON WHAMPOA GUANGZHOU

BAIYUNSHAN CHINESE MEDICINE

COMPANY LIMITED

Report of Independent Auditors

To the Board of Directors and Shareholders of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

We have audited the accompanying consolidated financial statements of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of September 28, 2021 and December 31, 2020, and the related consolidated income statements, consolidated statements of comprehensive income, of changes in equity and of cash flows for the period from January 1, 2021 to September 28, 2021 and each of the two years in the period ended December 31, 2020.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the basis of preparation mentioned in Note 2(1) to the accompanying consolidated financial statements; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited and its subsidiaries as of September 28, 2021 and December 31, 2020, and the results of their operations and their cash flows for the period from January 1, 2021 to September 28, 2021, and each of the two years in the period ended December 31, 2020 in accordance with the basis of preparation mentioned in Note 2(1) to the accompanying consolidated financial statements.

Emphasis of Matter

We draw attention to Note 2(1) to the accompanying consolidated financial statements, which describes the basis of preparation. On September 28, 2021, an intermediate holding company under HUTCHMED (China) Limited which wholly-owned Guangzhou Hutchison Chinese Medicine (HK) Investment Limited (“GZHCMHK”), sold its entire shareholding in GZHCMHK which jointly controls Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited, to a third party. Our opinion is not modified with respect of this matter.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

December 7, 2021

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Income Statements

(in US$’000)

		Period from
		January 1, 2021
		to September 28,	Year Ended December 31,
	Note	2021	2020	2019
Revenue	5	209,528	232,368	215,403
Cost of sales		(98,462)	(115,564)	(100,279)
Gross profit		111,066	116,804	115,124
Selling expenses		(74,425)	(74,066)	(74,013)
Administrative expenses		(21,659)	(25,664)	(23,817)
Other net operating income	6	5,306	6,071	5,626
Operating profit	7	20,288	23,145	22,920
Share of profits/(losses) of a joint venture and associated companies, net of tax		29	(84)	60
Finance costs		(24)	(57)	(59)
Gain on return of land	8	16,433	84,667	—
Gain on divestment of a subsidiary		—	37	—
Profit before taxation		36,726	107,708	22,921
Taxation charge	9	(4,840)	(16,494)	(3,634)
Profit for the period/year		31,886	91,214	19,287
Attributable to:
Shareholders of the Company		31,850	91,276	19,792
Non-controlling interests		36	(62)	(505)
		31,886	91,214	19,287

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Statements of Comprehensive Income

(in US$’000)

	Period from
	January 1, 2021
	to September 28,	Year Ended December 31,
	2021	2020	2019
Profit for the period/year	31,886	91,214	19,287
Other comprehensive income/(loss) that has been or may be reclassified subsequently to profit or loss:
Exchange translation differences	1,393	4,728	(3,353)
Total comprehensive income	33,279	95,942	15,934
Attributable to:
Shareholders of the Company	33,237	95,976	16,529
Non‑controlling interests	42	(34)	(595)
	33,279	95,942	15,934

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Statements of Financial Position

(in US$’000)

		September 28,	December 31,
	Note	2021	2020
Assets
Current assets
Cash and cash equivalents	11	73,616	16,602
Trade and bills receivables	12	27,874	67,417
Other receivables, prepayments and deposits	13	26,547	50,121
Inventories	14	62,400	43,748
Total current assets		190,437	177,888
Property, plant and equipment	15	58,619	60,181
Right-of-use assets	16	420	820
Leasehold land		19,657	8,419
Goodwill		8,825	8,751
Other intangible assets		1,798	2,108
Investments in a joint venture and associated companies		618	584
Deferred tax assets	17	4,420	3,141
Other non-current assets	18	46	11,689
Total assets		284,840	273,581
Liabilities and shareholders’ equity
Current liabilities
Trade payables	19	19,048	22,579
Other payables, accruals and advance receipts	20	80,484	98,861
Dividend payable	24(b)	105,774	—
Lease liabilities	16	452	568
Current tax liabilities		16,681	15,171
Total current liabilities		222,439	137,179
Deferred tax liabilities	17	—	114
Deferred income	21	14,913	15,617
Lease liabilities	16	—	303
Total liabilities		237,352	153,213
Company’s shareholders’ equity
Share capital		24,103	24,103
Reserves		22,361	95,283
Total Company’s shareholders’ equity		46,464	119,386
Non-controlling interests		1,024	982
Total shareholders’ equity		47,488	120,368
Total liabilities and shareholder’s equity		284,840	273,581

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Statements of Changes in Equity

(in US$’000)

	Attributable to shareholders of the Company
						Non‑
	Share	Exchange	General	Retained		controlling	Total
	capital	reserve	reserves	earnings	Total	interests	equity
As at January 1, 2019	24,103	1,220	131	96,487	121,941	3,113	125,054
Profit/(loss) for the year	—	—	—	19,792	19,792	(505)	19,287
Other comprehensive loss
Exchange translation differences	—	(3,263)	—	—	(3,263)	(90)	(3,353)
Total comprehensive (loss)/income	—	(3,263)	—	19,792	16,529	(595)	15,934
Dividends declared to shareholders	—	—	—	(93,957)	(93,957)	—	(93,957)
As at December 31, 2019	24,103	(2,043)	131	22,322	44,513	2,518	47,031
Profit/(loss) for the year	—	—	—	91,276	91,276	(62)	91,214
Other comprehensive income
Exchange translation differences	—	4,700	—	—	4,700	28	4,728
Total comprehensive income/(loss)	—	4,700	—	91,276	95,976	(34)	95,942
Dividends declared to shareholders	—	—	—	(20,756)	(20,756)	—	(20,756)
Acquisition of additional interest in a subsidiary	—	(9)	(131)	(207)	(347)	(1,537)	(1,884)
Divestment of a subsidiary to non-controlling interest	—	—	—	—	—	35	35
As at December 31, 2020	24,103	2,648	—	92,635	119,386	982	120,368
Profit for the period	—	—	—	31,850	31,850	36	31,886
Other comprehensive income
Exchange translation differences	—	1,387	—	—	1,387	6	1,393
Total comprehensive income	—	1,387	—	31,850	33,237	42	33,279
Dividends declared to shareholders	—	—	—	(106,159)	(106,159)	—	(106,159)
As at September 28, 2021	24,103	4,035	—	18,326	46,464	1,024	47,488

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Period from
		January 1, 2021
		to September 28,	Year Ended December 31,
	Note	2021	2020	2019
Operating activities
Net cash generated from operations	22(a)	17,785	60,756	26,237
Interest received		205	271	160
Finance costs paid		(24)	(57)	(59)
Income tax paid		(4,825)	(4,013)	(3,363)
Net cash generated from operating activities		13,141	56,957	22,975
Investing activities
Purchase of property, plant and equipment		(1,998)	(2,342)	(3,377)
Purchase of intangible assets		(4)	—	(356)
Proceeds from return of land	8	46,154	40,422	—
Proceeds from disposal of leasehold land		—	231	—
Proceeds from disposal of property, plant and equipment		—	730	—
Government grants received relating to property, plant and equipment		10	963	950
Net cash generated from/(used in) investing activities		44,162	40,004	(2,783)
Financing activities
Dividends paid to shareholders		—	(100,842)	(14,615)
Acquisition of additional interest in a subsidiary		—	(1,884)	—
Lease payments	16	(427)	(609)	(556)
Net cash used in financing activities		(427)	(103,335)	(15,171)
Net increase/(decrease) in cash and cash equivalents		56,876	(6,374)	5,021
Effect of exchange rate changes on cash and cash equivalents		138	1,555	(443)
		57,014	(4,819)	4,578
Cash and cash equivalents
Cash and cash equivalents at beginning of period/year		16,602	21,421	16,843
Cash and cash equivalents at end of period/year		73,616	16,602	21,421

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

The Company was incorporated in the PRC on April 12, 2005 as a Chinese-Foreign Equity joint venture. The Company is jointly controlled by Guangzhou Hutchison Chinese Medicine (HK) Investment Limited (“GZHCMHK”) and Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited (“GBPHCL”). On September 28, 2021, an intermediate holding company under HUTCHMED (China) Limited (“HUTCHMED”) which wholly-owned GZHCMHK, sold its entire shareholding in GZHCMHK to a third party.

These consolidated financial statements are presented in United States dollars (“US$”), unless otherwise stated and have been approved for issue by the Company’s Board of Directors on September 28, 2021.

2. Summary of Significant Accounting Policies

(1)Basis of Preparation

Except for the comparative periods which have been prepared in accordance with the Regulation S-X Rule 3-09 issued by the United States Securities and Exchange Commission (“SEC”), the consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements have been prepared under the historical cost convention.

As at September 28, 2021, the Group was in a net current liabilities position of US$32.0 million, primarily due to the dividend declaration on May 13, 2021 and September 23, 2021 of US$46.5 million and US$59.7 million respectively. Based on the Group’s operating plan, the existing cash and cash equivalents along with the expected net cash to be generated from operating activities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used) from the report issue date, and it is appropriate for the Group to prepare the consolidated financial statements on a going concern basis.

(2)Summary of Significant Accounting Policies

During the period, the Group has adopted all of the new and revised standards, amendments and interpretations issued by the IASB that are relevant to the Group’s operations and mandatory for annual periods beginning January 1, 2021. The adoption of these new and revised standards, amendments and interpretations did not have any material effects on the Group’s results of operations or financial position.

The following standards, amendments and interpretations were issued but not yet effective for the financial period from January 1, 2021 to September 28, 2021 and have not been early adopted by the Group:

IFRS 3 (Amendments)(1)	Reference to the Conceptual Framework
IAS 16 (Amendments)(1)	Property, Plant and Equipment: Proceeds before Intended Use
IAS 37 (Amendments)(1)	Onerous Contracts – Costs of Fulfilling a Contract
Annual improvement 2018-2020(1)	Improvements to IFRSs
IAS 1(2)	Disclosure Initiative – Accounting Policies
IAS 1 (Amendments)(2)	Classification of Liabilities as Current or Non-current
IAS 8 (Amendments)(2)	Definition of Accounting Estimates
IAS 12 (Amendments)(2)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
IFRS 17(2)	Insurance Contracts
IFRS 10 and IAS 28 (Amendments)(3)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

(1)	Effective for the Group for annual periods beginning on or after January 1, 2022.
(2)	Effective for the Group for annual periods beginning on or after January 1, 2023.
(3)	Effective date to be determined by the IASB.

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

(m)  Inventories

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

(n)   Trade and Other Receivables

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

(o)   Cash and Cash Equivalents

In the consolidated statements of cash flows, cash and cash equivalents include cash on hand, bank deposits and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, if any.

(p)   Financial Liabilities and Equity Instruments

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

(q)   Current and Deferred Income Tax

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

(ii)   Deferred income tax

Inside basis differences

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

(r)    Employee Benefits

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

(s)    Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

(t)    Leases

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

As at September 28, 2021 and December 31, 2020, the Group’s current financial liabilities were mainly due for settlement within twelve months and the Group expects to meet all liquidity requirements. As at September 28, 2021, the Group’s consolidated current liabilities exceed the consolidated current assets by US$32.0 million, which was mainly attributable to current dividends payable to shareholders (refer to Note 24(b)), for which settlement will occur when sufficient cash and cash equivalents are available. In assessing the Group’s liquidity, management prepared a cash flow forecast up to December 31, 2022 taking into consideration of ongoing operations and the settlement of the current dividends payable, which indicates that the Group will have sufficient cash resources to fund planned operations and other commitments for at least the next twelve months (the look-forward period used).

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

Currently, it is the Group’s strategy to maintain a reasonable liabilities to assets ratio. The liabilities to assets ratio as at September 28, 2021 and December 31, 2020 was as follows:

	September 28,	December 31,
	2021	2020

	(in US$’000)
Total liabilities (note)	237,352	153,213
Total assets	284,840	273,581
Liabilities to assets ratio	83.3%	56.0%

Note: On May 13, 2021 and September 23, 2021, the Company declared dividends to shareholders of US$46.5 million and US$59.7 million respectively, which were not settled as at September 28, 2021.

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

The segment information is as follows:

	Period from January 1, 2021 to September 28, 2021
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total

	(in US$’000)
Revenue from external customers	190,619	18,909	209,528
Interest income	141	64	205
Operating profit	18,212	2,076	20,288
Share of profits of a joint venture and associated companies, net of tax	29	—	29
Finance costs	18	6	24
Depreciation/amortization	5,515	98	5,613
Additions to non‑current assets (other than financial instruments and deferred tax assets)	2,405	—	2,405

As at September 28, 2021
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total

(in US$’000)
Total segment assets	251,178	33,662	284,840

	Year Ended December 31, 2020
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total

	(in US$’000)
Revenue from external customers	215,427	16,941	232,368
Interest income	188	83	271
Operating profit	20,833	2,312	23,145
Share of losses of a joint venture and associated companies, net of tax	84	—	84
Finance costs	51	6	57
Depreciation/amortization	6,361	123	6,484
Additions to non‑current assets (other than financial instruments and deferred tax assets)	2,432	1	2,433

December 31, 2020
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total
(in US$’000)
Total segment assets	243,578	30,003	273,581

	Year Ended December 31, 2019
	Manufacturing	Distribution
	business	business
	PRC	PRC	Total

	(in US$’000)
Revenue from external customers	202,852	12,551	215,403
Interest income	76	84	160
Operating profit	21,738	1,182	22,920
Share of profits of a joint venture and associated companies, net of tax	60	—	60
Finance costs	40	19	59
Depreciation/amortization	6,411	125	6,536
Additions to non‑current assets (other than financial instruments and deferred tax assets)	4,002	—	4,002

Revenue from external customers is after elimination of inter-segment sales. The amount eliminated was US$0.2 million for the period from January 1, 2021 to September 28, 2021 (for the years ended December 31, 2020 and 2019: US$0.1 million and US$0.7 million respectively). Sales between segments are carried out at mutually agreed terms. Revenue from external customers is primarily for sales of goods which are recognized at a point in time, except for provision of services which are recognized over time of US$1.2 million for the period from January 1, 2021 to September 28, 2021 (for the years ended December 31, 2020 and 2019: US$3.7 million and US$3.1 million respectively) and included in the manufacturing business operating segment.

6. Other Net Operating Income

	Period from
	January 1, 2021
	to September 28,	Year Ended December 31,
	2021	2020	2019
		(in US$’000)
Interest income	205	271	160
Gain on disposal of leasehold land	—	166	—
Loss on disposal of property, plant and equipment	(47)	(643)	(162)
Other operating income	5,631	6,734	6,226
Other operating expenses	(483)	(457)	(598)
	5,306	6,071	5,626

7. Operating Profit

	Period from
	January 1, 2021
	to September 28,	Year Ended December 31,
	2021	2020	2019
		(in US$’000)
Operating profit	20,288	23,145	22,920

Operating profit is stated after charging/(crediting) the following:

	Period from
	January 1, 2021
	to September 28,	Year Ended December 31,
	2021	2020	2019
		(in US$’000)
Cost of inventories recognized as expense	87,941	100,906	85,802
Depreciation of property, plant and equipment	4,425	5,283	5,417
Impairment of property, plant and equipment	—	—	525
Loss on disposal of property, plant and equipment	47	643	162
Gain on disposal of leasehold land	—	(166)	—
Amortization of leasehold land	450	236	230
Amortization of other intangible assets	331	414	351
Depreciation charge of right-of-use assets and lease expenses	1,360	1,438	1,227
Movements on the provision for trade receivables	38	(20)	(70)
Movements on the provision for excess and obsolete inventories	41	474	314
Research and development expense	2,057	1,670	1,041
Auditor’s remuneration	43	88	87
Employee benefit expenses (Note 10)	31,605	36,822	34,634

8. Gain on return of land

In June 2020, the Group entered into an agreement with the government to return the land use right for a plot of land in Guangzhou to the government (the “Land Compensation Agreement”) for cash consideration which aggregated to RMB679.5 million (approximately US$103.1 million). In November 2020, the Group completed all material obligations as stipulated in the Land Compensation Agreement and recognized land compensation of RMB569.2 million (approximately US$86.1 million), resulting in a gain of RMB559.7 million (approximately US$84.7 million). In June 2021, the Group received a completion confirmation from the government and recognized an additional land compensation bonus of RMB110.3 million (approximately US$17.0 million), resulting in a gain of RMB106.8 million (approximately US$16.4 million), after deducting costs of RMB3.5 million (approximately US$0.6 million). As at September 28, 2021, the Group has received RMB584.6 million (approximately US$86.6 million) and has recorded RMB94.9 million (approximately US$14.6 million) in other receivables, prepayments and deposits.

9. Taxation Charge

	Period from
	January 1, 2021
	to September 28,	Year Ended December 31,
	2021	2020	2019
		(in US$’000)
Current tax	6,093	17,108	3,925
Deferred income tax (Note 17)	(1,253)	(614)	(291)
Taxation charge	4,840	16,494	3,634

The taxation charge on the Group’s profit before taxation differs from the theoretical amount that would arise using the Group’s weighted average tax rate as follows:

	Period from
	January 1, 2021
	to September 28,	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Profit before taxation	36,726	107,708	22,921
Tax calculated at the statutory tax rates of respective companies	9,181	26,927	5,730
Tax effects of:
Expenses not deductible for tax purposes	45	66	56
Tax concession (note)	(3,781)	(10,834)	(2,569)
Tax losses for which no deferred tax assets were recognized	192	339	522
Under/(over) provision in prior years	6	44	(17)
Utilization of tax losses for which no deferred tax assets were recognized previously	(803)	(48)	(88)
Taxation charge	4,840	16,494	3,634

Note: The Company has been granted the High and New Technology Enterprise status. Accordingly, the Company is subject to a preferential income tax rate of 15% and renewed the status in 2021. Certain research and development expenses are also eligible for super-deduction such that 200% of qualified expenses incurred are deductible for tax purposes.

The weighted average tax rate calculated at the statutory tax rates of respective companies was 25%. The effective tax rate for the period from January 1, 2021 to September 28, 2021 was 13.2% (for the years ended December 31, 2020 and 2019: 15.3% and 15.9% respectively).

10. Employee Benefit Expenses

	Period from
	January 1, 2021
	to September 28,	Year Ended December 31,
	2021	2020	2019
		(in US$’000)
Wages, salaries and bonuses	23,705	28,380	25,066
Pension costs—defined contribution plans	6,679	6,954	8,282
Staff welfare	1,221	1,488	1,286
	31,605	36,822	34,634

Employee benefit expenses of approximately US$9.1 million for the period from January 1, 2021 to September 28, 2021 (for the years ended December 31, 2020 and 2019: US$11.1 million and US$11.4 million repsectively) are included in cost of sales.

11. Cash and Cash Equivalents

	September 28,	December 31,
	2021	2020

	(in US$’000)
Cash and cash equivalents	73,616	16,602

The cash and cash equivalents denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

12. Trade and Bills Receivables

	September 28,	December 31,
	2021	2020

	(in US$’000)
Trade receivables—third parties	4,290	1,764
Trade receivables—related parties (Note 24(b))	1,975	3,485
Bills receivables	21,609	62,168
	27,874	67,417

All trade and bills receivables are denominated in RMB and are due within one year from the end of the reporting period. The carrying values of trade and bills receivables approximate their fair values due to their short-term maturities.

Movements on the provision for trade receivables are as follows:

	2021	2020	2019
		(in US$’000)
As at January 1	—	19	90
Increase in provision for trade receivables	38	—	5
Decrease in provision due to subsequent collection	—	(20)	(75)
Exchange differences	—	1	(1)
As at September 28/December 31	38	—	19

The impaired and provided receivables as at September 28, 2021 and December 31, 2019 were aged over 1 year.

13. Other Receivables, Prepayments and Deposits

	September 28,	December 31,
	2021	2020

	(in US$’000)
Prepayments to suppliers	9,671	4,784
Value‑added tax receivables	780	538
Land compensation receivable	14,592	43,414
Others	1,504	1,385
	26,547	50,121

14. Inventories

	September 28,	December 31,
	2021	2020

	(in US$’000)
Raw materials	23,126	13,063
Work in progress	17,816	17,303
Finished goods	21,458	13,382
	62,400	43,748

15. Property, Plant and Equipment

			Furniture and
			fixtures, other
	Buildings		equipment
	and	Plant and	and motor	Construction
	facilities	equipment	vehicles	in progress	Total
			(in US$’000)
Cost
As at January 1, 2021	61,267	27,769	12,615	1,979	103,630
Additions	396	440	623	943	2,402
Disposals	(3)	(97)	(78)	—	(178)
Transfers	—	358	906	(1,264)	—
Exchange differences	516	234	105	17	872
As at September 28, 2021	62,176	28,704	14,171	1,675	106,726
Accumulated depreciation
As at January 1, 2021	16,368	16,559	10,522	—	43,449
Depreciation	1,763	1,278	1,384	—	4,425
Disposals	(1)	(61)	(69)	—	(131)
Exchange differences	137	138	89	—	364
As at September 28, 2021	18,267	17,914	11,926	—	48,107
Net book value
As at September 28, 2021	43,909	10,790	2,245	1,675	58,619

			Furniture and
			fixtures, other
	Buildings		equipment
	and	Plant and	and motor	Construction
	facilities	equipment	vehicles	in progress	Total
			(in US$’000)
Cost
As at January 1, 2020	59,099	25,426	11,353	1,311	97,189
Additions	224	168	651	1,390	2,433
Disposals	(2,204)	(187)	(522)	—	(2,913)
Disposal of a subsidiary	(28)	—	(27)	—	(55)
Transfers	28	502	318	(848)	—
Exchange differences	4,148	1,860	842	126	6,976
As at December 31, 2020	61,267	27,769	12,615	1,979	103,630
Accumulated depreciation
As at January 1, 2020	14,021	14,096	8,755	—	36,872
Depreciation	2,201	1,520	1,562	—	5,283
Disposals	(926)	(150)	(464)	—	(1,540)
Disposal of a subsidiary	(10)	—	(23)	—	(33)
Exchange differences	1,082	1,093	692	—	2,867
As at December 31, 2020	16,368	16,559	10,522	—	43,449
Net book value
As at December 31, 2020	44,899	11,210	2,093	1,979	60,181

			Furniture and
			fixtures, other
	Buildings		equipment
	and	Plant and	and motor	Construction
	facilities	equipment	vehicles	in progress	Total
			(in US$’000)
Cost
As at January 1, 2019	61,319	25,866	10,700	1,423	99,308
Additions	158	415	533	1,395	2,501
Disposals	(1,005)	(673)	(319)	—	(1,997)
Transfers	227	502	741	(1,470)	—
Exchange differences	(1,600)	(684)	(302)	(37)	(2,623)
As at December 31, 2019	59,099	25,426	11,353	1,311	97,189
Accumulated depreciation
As at January 1, 2019	12,739	12,929	7,707	—	33,375
Depreciation	2,299	1,569	1,549	—	5,417
Disposals	(887)	(294)	(287)	—	(1,468)
Impairment	241	267	17	—	525
Exchange differences	(371)	(375)	(231)	—	(977)
As at December 31, 2019	14,021	14,096	8,755	—	36,872
Net book value
As at December 31, 2019	45,078	11,330	2,598	1,311	60,317

16. Leases

Leases consisted of the following:

	September 28,	December 31,
	2021	2020

	(in US$’000)
Right-of-use assets:
Warehouses	420	820
Lease liabilities—current	452	568
Lease liabilities—non-current	—	303
	452	871

Lease activities are summarized as follows:

	Period from
	January 1, 2021
	to September 28,	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Lease expenses: Short-term leases with lease terms equal or less than 12 months	953	887	689
Depreciation charge of right-of-use assets	407	551	538
Interest expense (included in finance costs)	24	57	59
Cash paid on lease liabilities	427	609	556
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	—	—	1,145

Lease contracts are typically within a period of 1 to 6 years. The weighted average remaining lease term and weighted average discount rate as at September 28, 2021 was 0.83 year (as at December 31, 2020 and 2019: 1.56 years and 2.51 years respectively) and 4.75% (as at December 31, 2020 and 2019: 4.75% and 4.77% respectively) respectively.

Future lease payments are as follows:

	September 28,	December 31,
	2021	2020

	(in US$’000)
Lease payments:
Not later than 1 year	462	598
Between 1 to 2 years	—	307
Total lease payments	462	905
Less: Discount factor	(10)	(34)
Total lease liabilities	452	871

17. Deferred Tax Assets and Liabilities

	September 28,	December 31,
	2021	2020

	(in US$’000)
Deferred tax assets	4,420	3,141
Deferred tax liabilities	—	(114)
Net deferred tax assets	4,420	3,027

The movements in net deferred tax assets are as follows:

	2021	2020	2019
		(in US$’000)
At January 1	3,027	2,217	1,986
Credited/(debited) to the consolidated income statements
—Tax losses	326	(396)	(27)
—Accrued expenses, provisions, depreciation allowances	927	1,010	318
Exchange differences	140	196	(60)
At September 28/December 31	4,420	3,027	2,217

The Group’s deferred tax assets and liabilities are temporary differences including tax losses, accrued expenses, provisions and depreciation allowances. The potential deferred tax assets in respect of tax losses which have not been recognized in the consolidated financial statements were approximately US$1.6 million as at September 28, 2021 (as at December 31, 2020: US$1.6 million).

These unrecognized tax losses can be carried forward against future taxable income and will expire in the following years:

	September 28,	December 31,
	2021	2020

	(in US$’000)
2021	928	926
2022	1,450	1,836
2023	856	849
2024	1,239	1,334
2025	1,074	1,431
2026	669	—
	6,216	6,376

18. Other Non-Current Assets

	September 28,	December 31,
	2021	2020

	(in US$’000)
Prepayment of leasehold land rights (note)	—	11,160
Others	46	529
	46	11,689

Note: Balance as at December 31, 2020 represented prepayments for a land use right in which the title of the land was in the process of registration, pending remaining administrative procedures. In 2021, the registration was completed, title was transferred to the Company and the balance was reclassified to leasehold land.

19. Trade Payables

	September 28,	December 31,
	2021	2020

	(in US$’000)
Trade payables—third parties	15,519	16,852
Trade payables—related parties (Note 24(b))	3,529	5,727
	19,048	22,579

All trade payables are denominated in RMB and due within one year from the end of the reporting period. The carrying value of trade payables approximates their fair values due to their short-term maturities.

20. Other Payables, Accruals and Advance Receipts

	September 28,	December 31,
	2021	2020

	(in US$’000)
Other payables and accruals
Accrued salaries and benefits	5,384	4,715
Accrued selling and administrative expenses	35,266	27,872
Value‑added tax and tax surcharge payables	2,588	2,207
Deposits received	4,748	5,866
Other payables to manufacturers	8,794	8,794
Others	5,934	6,017
	62,714	55,471
Advance receipts
Payments in advance from customers (note)	16,310	41,963
Deferred government incentives	1,460	1,427
	17,770	43,390
	80,484	98,861

Note: Substantially all customer balances as at December 31, 2020 were recognized to revenue during the period from January 1, 2021 to September 28, 2021. Additionally, substantially all customer balances as at September 28, 2021 are expected to be recognized to revenue within one year upon transfer of goods or services as the contracts have an expected duration of one year or less.

21. Deferred Income

	September 28,	December 31,
	2021	2020

	(in US$’000)
Deferred government incentives:
Buildings and other non‑current assets	11,272	11,890
Others	3,641	3,727
	14,913	15,617

22. Notes to the Consolidated Statements of Cash Flows

(a)    Reconciliation of profit for the period/year to net cash generated from operations:

	Period from
	January 1, 2021
	to September 28,	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Profit for the period/year	31,886	91,214	19,287
Adjustments to reconcile profit for the period/year to net cash generated from operations
Taxation charge	4,840	16,494	3,634
Finance costs	24	57	59
Interest income	(205)	(271)	(160)
Share of (profits)/losses of a joint venture and associated companies, net of tax	(29)	84	(60)
Depreciation on property, plant and equipment	4,425	5,283	5,417
Depreciation charge of right-of-use assets	407	551	538
Loss on disposal of property, plant and equipment	47	643	162
Gain on return of land	(16,433)	(84,667)	—
Gain on disposal of leasehold land	—	(166)	—
Impairment of property, plant and equipment	—	—	525
Amortization of leasehold land	450	236	230
Amortization of other intangible assets	331	414	351
Movement on the provision for trade receivables	38	(20)	(70)
Movement on the provision for excess and obsolete inventories	41	474	314
Amortization of deferred income	(845)	(1,689)	(2,187)
Gain on divestment of a subsidiary	—	(37)	—
Exchange differences	(470)	794	(1,120)
Changes in working capital:
Trade and bills receivables	39,505	(19,124)	(1,524)
Other receivables, prepayments and deposits	(5,248)	1,902	(2,886)
Inventories	(18,693)	2,195	60
Other non-current assets	(139)	—	700
Trade payables	(3,531)	9,880	(2,965)
Other payables, accruals and advance receipts	(18,616)	36,509	5,932
Total changes in working capital	(6,722)	31,362	(683)
Net cash generated from operations	17,785	60,756	26,237

(b)    Supplemental disclosure for non-cash activities

During the period from January 1, 2021 to September 28, 2021, there was an increase of US$0.4 million in accruals made for purchases of property, plant and equipment (for the years ended December 31, 2020 and 2019: an increase of US$0.1 million and a decrease of US$0.9 million respectively).

23. Capital commitments

The Group had the following capital commitments:

September 28,
2021
(in US$’000)
Property, plant and equipment
Contracted but not provided for	1,290

Capital commitments for property, plant and equipment are mainly for improvements to the Group’s plant.

24. Significant Related Party Transactions

The Group has the following significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(a)   Transactions with related parties:

	Period from
	January 1, 2021
	to September 28,	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Sales of goods to:
—Fellow subsidiaries of GBPHCL	25,043	33,535	23,658
—A fellow subsidiary of GZHCMHK	278	493	210
	25,321	34,028	23,868
Other services income from:
—An equity investee	—	273	275
—Fellow subsidiaries of GBPHCL	3,576	6,166	5,913
	3,576	6,439	6,188
Purchase of goods from:
—An equity investee	2,145	2,317	3,216
—Fellow subsidiaries of GBPHCL	24,222	29,594	24,733
	26,367	31,911	27,949
Advertising expenses to:
—A fellow subsidiary of GBPHCL	4,805	5,733	5,128
Interest paid to:
—A non-controlling shareholder of a subsidiary	—	5	16
	—	5	16

No transactions have been entered into with the directors of the Company (being the key management personnel) during the period from January 1, 2021 to September 28, 2021 (for the years ended December 31, 2020 and 2019: nil).

(b)   Balances with related parties included in:

	September 28,	December 31,
	2021	2020

	(in US$’000)
Trade and bills receivables
—An equity investee (note (i))	—	305
—Fellow subsidiaries of GBPHCL (note (i))	1,975	3,180
	1,975	3,485
Trade payables
—Fellow subsidiaries of GBPHCL (note (i))	3,529	5,043
—An equity investee (note (i))	—	684
	3,529	5,727
Other receivables and prepayments—related parties
—Fellow subsidiaries of GBPHCL (note (i))	1,129	743
—An equity investee (note (i))	156	336
	1,285	1,079
Other payables, accruals and advance receipts
—Fellow subsidiaries of GZHCMHK (note (i) and (ii))	—	156
—Fellow subsidiaries of GBPHCL (note (i))	2,691	5,484
	2,691	5,640
Dividend payable (Note 3(b))
—GZHCMHK	52,887	—
—GBPHCL	52,887	—
	105,774	—

Notes:

(i)	Balances are unsecured, interest-free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.
(ii)	Amounts payable to fellow subsidiaries of GZHCMHK were due to entities in HUTCHMED’s group. On September 28, 2021, HUTCHMED divested its entire interest in the Company and consequently, subsidiaries in HUTCHMED’s group were no longer related parties of the Company.

25. Particulars of Principal Subsidiaries, Joint Venture and Associated Companies

All of the Group’s principal subsidiaries, joint venture and associated companies had a place of establishment and operation in the PRC.

	Nominal value		Equity interest
	of registered		attributable
	capital		to the Group
	September 28,	December 31,	September 28,	December 31,
Name	2021	2020	2021	2020	Type of legal entity	Principal activity

	(in RMB’000)
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine (Bozhou) Co. Ltd	100,000	100,000	100%	100%	Limited liability company	Manufacture, sales and distribution of drug products
Hutchison Whampoa Guangzhou Baiyunshan Pharmaceuticals Limited	10,000	10,000	100%	100%	Limited liability company	Sales and marketing of drug products
Hutchison Whampoa Guangzhou Baiyunshan Health & Wellness Co. Ltd	10,000	10,000	100%	100%	Limited liability company	Health supplemented food distribution
Hutchison Whampoa Baiyunshan Lai Da Pharmaceuticals (Shan Tou) Company Limited	10,000	10,000	100%	100%	Limited liability company	Manufacture, sales and distribution of drug products
Fuyang Baiyunshan Hutchison Whampoa Chinese Medicine Technology Company Limited	3,650	3,650	75%	75%	Limited liability company	Agriculture and sales of Chinese herbs
Wenshan Baiyunshan Hutchison Whampoa Sanqi Co. Ltd.	2,000	2,000	51%	51%	Limited liability company	Agriculture and sales of Chinese herbs
Daqing Baiyunshan Hutchison Whampoa Banlangen Technology Company Limited	1,020	1,020	51%	51%	Limited liability company	Agriculture and sales of Chinese herbs
Shen Nong Garden Traditional Chinese Medicine Museum	1,000	1,000	100%	100%	Non‑profit making organization	Promote awareness of Chinese herbs
Guangzhou Hulu Cultural Communications Company Limited	1,000	1,000	100%	100%	Limited liability company	Promote awareness of Chinese herbs
Bozhou Baiyunshan Pharmaceuticals Co Ltd (“Old Bozhou”) (note)	—	500	—	100%	Limited liability company	Manufacture, sales and distribution of drug products
Shen Nong Garden Pharmacy Company Limited	200	200	100%	100%	Limited liability company	Retail of drug products, health foods and souvenirs
Joint Venture
Qing Yuan Hutchison Whampoa Baiyunshan Chinese Medicine Company Limited	1,000	1,000	50%	50%	Limited liability company	Agriculture and sales of Chinese herbs
Associated companies
Linyi Shenghe Jiuzhou Pharmaceuticals Company Limited	3,000	3,000	30%	30%	Limited liability company	Agriculture and sales of Chinese herbs
Tibet Linzhi Guangzhou Pharmaceutical Development Co. Ltd.	2,000	2,000	20%	20%	Limited liability company	Trading of Chinese herbs

Note: In August 2021, Old Bozhou was voluntarily dissolved as it had no ongoing operating activities.