Form 20-F
period 2022-12-31
HUTCHMED (China) Ltd
filed 2023-02-28
CIK 1648257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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

Dr. Weiguo Su

Chief Executive Officer and Chief Scientific Officer

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

864,775,340 ordinary shares were issued and outstanding as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepare or issued its audit report. ⌧

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

☐ Yes ☐ No

HUTCHMED (China) Limited

INTRODUCTION

This annual report on Form 20-F contains our audited consolidated statements of operations data for the years ended December 31, 2022, 2021 and 2020 and our audited consolidated balance sheet data as of December 31, 2022 and 2021. Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

This annual report also includes audited consolidated income statement data for the years ended December 31, 2022, 2021 and 2020 and the audited consolidated statements of financial position data as of December 31, 2022 and 2021 for our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, and audited consolidated income statement data for the period from January 1, 2021 to September 28, 2021 and the year ended December 31, 2020 and the audited consolidated statements of financial position data as of September 28, 2021 of Hutchison Baiyunshan when it was our non-consolidated joint venture. On September 28, 2021, we completed the disposal of our entire interest in Hutchison Baiyunshan, which was our non-core and over-the-counter drug joint venture business. The financial statements of each of Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, or IASB.

Unless the context requires otherwise, references herein to the “company,” “HUTCHMED,” “we,” “us” and “our” refer to HUTCHMED (China) Limited, a holding company incorporated in the Cayman Islands, and its consolidated subsidiaries and joint ventures, some of which, as noted below, are incorporated and operate in the PRC. “HUTCHMED Holdings” refers to HUTCHMED Holdings Limited, a subsidiary of the Company and a holding company incorporated in the Cayman Islands. “HUTCHMED Limited” refers to “HUTCHMED Limited”, a subsidiary of HUTCHMED Holdings which is incorporated in the PRC and through which we operate our Oncology/Immunology operations in China. Our other principal operating subsidiaries for our Oncology/Immunology operations are HUTCHMED International Corporation (incorporated in Delaware), HUTCHMED Holdings (HK) Limited (incorporated in Hong Kong) and HUTCHMED (Suzhou) Limited (incorporated and operates in the PRC). “Hutchison Sinopharm” refers to Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited, our PRC-incorporated joint venture with Sinopharm through which we operate our principal consolidated joint venture. See Item 4. “Information on the Company—C. Organizational Structure” for a diagram illustrating our corporate structure.

Conventions Used in this Annual Report

Unless otherwise indicated, references in this annual report to:

●	“ADRs” are to the American depositary receipts, which evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents five ordinary shares;
●	“China” or “PRC” refers to the People’s Republic of China including Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;
●	“CK Hutchison” are to CK Hutchison Holdings Limited, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange, and the ultimate parent company of our largest shareholder, Hutchison Healthcare Holdings Limited;
●	“E.U.” are to the European Union;
●	“Guangzhou Baiyunshan” are to Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited, a leading China-based pharmaceutical company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange;
●	“Hain Celestial” are to The Hain Celestial Group, Inc., a Nasdaq-listed, natural and organic food and personal care products company;
●	“HK$” or “HK dollar” are to the legal currency of the Hong Kong Special Administrative Region;

●	“Hutchison Baiyunshan” are to Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited, which was our non-consolidated joint venture with Guangzhou Baiyunshan in which we indirectly held a 50% interest through a holding company until our disposal of such interest on September 28, 2021 (this interest was previously held through a holding company in which we have a 80% interest);
●	“HUTCHMED Science Nutrition” are to HUTCHMED Science Nutrition Limited, our wholly owned subsidiary;
●	“Hutchison Hain Organic” are to Hutchison Hain Organic Holdings Limited, our joint venture with Hain Celestial in which we have a 50% interest;
●	“Hutchison Healthcare” are to Hutchison Healthcare Limited, our wholly owned subsidiary;
●	“HUTCHMED Limited”, our PRC-incorporated subsidiary through which we operate our Oncology/Immunology operations in China and in which we have a 99.8% interest;
●	“HUTCHMED Holdings” are to HUTCHMED Holdings Limited, our subsidiary incorporated in the Cayman Islands in which we have a 99.8% interest and which is the indirect holding company of HUTCHMED Limited;
●	“Hutchison Sinopharm” are to Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited, our PRC-incorporated joint venture with Sinopharm in which we have a 50.9% interest and through which we operate our principal consolidated joint venture;
●	“ordinary shares” or “shares” are to our ordinary shares, par value $0.10 per share;
●	“RMB” or “renminbi” are to the legal currency of the PRC;
●	“SEHK” are to The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange;
●	“Shanghai Hutchison Pharmaceuticals” are to Shanghai Hutchison Pharmaceuticals Limited, our non-consolidated joint venture with Shanghai Pharmaceuticals in which we have a 50% interest;
●	“Shanghai Pharmaceuticals” are to Shanghai Pharmaceuticals Holding Co., Ltd., a leading pharmaceutical company in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange;
●	“Sinopharm” are to Sinopharm Group Co. Ltd., a leading distributor of pharmaceutical and healthcare products and a leading supply chain service provider in China listed on the Hong Kong Stock Exchange;
●	“U.S.” or “United States” are to the United States of America;
●	“$” or “U.S. dollars” are to the legal currency of the United States; and
●	“£” or “pound sterling” are to the legal currency of the United Kingdom.

References in this annual report to our “Oncology/Immunology” operations are to all activities related to oncology/immunology, including sales, marketing, manufacturing and research and development with respect to our drugs and drug candidates, and references to our “Other Ventures” are to all of our other businesses.

Our reporting currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into dollars for the convenience of the reader. Unless otherwise stated, all translations of pound sterling into U.S. dollars were made at £1.00 to $1.21, all translations of RMB into U.S. dollars were made at RMB6.96 to $1.00 and all translations of HK dollars into U.S. dollars were made at HK$7.8 to $1.00, which are the exchange rates used in our audited consolidated financial statements as of December 31, 2022. We make no representation that the pound sterling, HK dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars, pounds sterling or HK dollars, as the case may be, at any particular rate or at all.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The words “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “project,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. These forward-looking statements include statements regarding:

●	the initiation, timing, progress and results of our or our collaboration partners’ pre-clinical and clinical studies, and our research and development programs;
●	our or our collaboration partners’ ability to advance our drug candidates into, and/or successfully complete, clinical studies;
●	the timing of regulatory filings and the likelihood of favorable regulatory outcomes and approvals;
●	regulatory developments in China, the United States and other countries;
●	the ability of our oncology drug sales team to effectively develop and execute promotional and marketing activities to support the marketing and sales of our approved drug candidates;
●	the timing, progress and results of our commercial launches, the rate and degree of market acceptance and potential market for any of our approved drug candidates;
●	the pricing and reimbursement of our and our joint ventures’ products and our approved drug candidates;
●	our ability to contract on commercially reasonable terms with contract research organizations, or CROs, third-party suppliers and manufacturers;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering our or our joint ventures’ products and our drug candidates;
●	the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical studies for our drug candidates;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
●	our ability to obtain additional funding for our operations;

●	the potential benefits of our collaborations and our ability to enter into future collaboration arrangements;
●	the ability and willingness of our collaborators to actively pursue development activities under our collaboration agreements;
●	our receipt of milestone or royalty payments, service payments and manufacturing costs pursuant to our strategic alliances with AstraZeneca AB (publ), or AstraZeneca, Lilly (Shanghai) Management Company Limited, or Eli Lilly and Takeda Pharmaceuticals International AG, or Takeda;
●	our financial performance;
●	our ability to attract and retain key scientific and management personnel;
●	our relationship with our joint venture and collaboration partners;
●	developments relating to our competitors and our industry, including competing drug products;
●	changes in our tax status or the tax laws in the jurisdictions that we operate;
●	developments in our business strategies and business plans; and
●	the extent of the impact of the COVID-19 pandemic, including the duration, spread, severity of the COVID-19 pandemic, the duration and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy.

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

C.   Reasons for the Offer and Use of Proceeds.

Not applicable.

D.   Risk Factors.

HUTCHMED (China) Limited is a Cayman Islands holding company which conducts its operations in China through its PRC subsidiaries (our corporate group does not include any variable interest entities). We face various legal and operational risks and uncertainties as a company with substantial operations in China. The PRC government has significant authority to exert influence on the ability of a company with substantial operations in China, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with PRC regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity, data privacy and from U.S. regulators if there is a lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors, which is further discussed below under “—Holding Foreign Companies Accountable Act” and in various risk factors in this section. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government publishes from time to time new policies that can significantly affect our industry in which we operate and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of our ADSs and ordinary shares to significantly decline or in extreme cases, become worthless.

Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In March 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See Item 3.D. “Risk Factors—Risks Relating to our ADSs—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” And Item 3.D. “ Risk Factors—Risks Relating to our ADSs—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions, Approvals, Licenses and Permits Required from the PRC Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors

We conduct our business primarily through our subsidiaries and joint ventures in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, we and our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, have obtained the requisite permissions, approvals, licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and our joint ventures in China, including, among others, pharmaceutical manufacturing permits, business licenses, drug registration certificates and pharmaceutical distribution permits and no such material permission or approval has been denied. For a detailed discussion on the licenses and permits we and our non-consolidated joint venture are required to obtain as a pharmaceutical company operating in China, see Item 4.B. “Business Overview—Certificates and Permits”, “Business Overview—Regulations—Government Regulation of Pharmaceutical Product Development and Approval,” “Business Overview—Regulations—Coverage and Reimbursement” and “Business Overview—Regulations—Other Healthcare Laws.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional requisite permissions, approvals, licenses, permits and filings for the operation of our business in the future. See also “Risks Relating to Sales of Our Internally Developed Drugs and Other Drugs—Pharmaceutical companies in China are required to comply with extensive regulations and hold a number of permits and licenses to carry on their business. Our and our joint ventures’ ability to obtain and maintain these regulatory approvals is uncertain, and future government regulation may impose additional burdens on our operations.”

Furthermore, in connection with our historical issuance of securities to foreign investors, under currently effective PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our non-consolidated joint venture are not currently required to obtain permissions from the China Securities Regulatory Commission (the “CSRC”), and we have not received any formal notice from any PRC authority indicating that we should apply for or are otherwise subject to cybersecurity review or security assessment. In addition, we and our non-consolidated joint venture have not been asked to obtain such permissions by any PRC authority or received any denial to do so. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, the CSRC published the Trial Measures and Listing Guidelines (defined below) on February 17, 2023, designed to regulate overseas securities offerings by PRC domestic companies. Given the recent nature of the introduction of the Trial Measures and Listing Guidelines, and the fact that the Trial Measures and Listing Guidelines are not due to become effective until March 31, 2023, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we mistakenly conclude that certain regulatory filings, permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change and (iii) we are required to obtain such filings, permissions or approvals in the future, but fail to receive or maintain such filings, permissions or approvals, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. In addition, rules and regulations in China can change quickly with little advance notice. These regulatory agencies may impose fines and penalties on our operations in China, limit our operations in China, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. Our non-consolidated joint venture faces the same risks as well. See also “Other Risks and Risks Relating to Doing Business in China—The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight and discretion over our business could result in a material adverse change in our operations and the value of our ordinary shares and ADSs. Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could materially and adversely affect us.” and “—The PRC government may intervene in our offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares and ADSs could decline in value or become worthless.”

Cash Flows Through Our Organization

HUTCHMED (China) Limited is a Cayman Islands incorporated holding company with no material operations of its own. We conduct our operations primarily in China through our PRC subsidiaries and PRC joint ventures, collectively referred to as the Onshore Entities below. HUTCHMED (China) Limited has an indirect equity ownership interest in all Onshore Entities through offshore Hong Kong-incorporated holding companies, and it has received funding through various capital markets transactions (e.g., offerings and private placements of equity securities). We also fund our operations through cash flows generated and dividend payments from our Oncology/Immunology and Other Ventures operations (substantially all of which have been generated in China), service and milestone and upfront payments from our collaboration partners to our PRC subsidiaries, and bank loans to our subsidiaries.

We utilize a portion of our funds outside of China to support the operations of our subsidiaries in China through capital contributions and/or shareholder loans, which are the only methods by which we can fund our subsidiaries under PRC laws and regulations. Such capital contributions and shareholder loans are subject to the satisfaction of applicable government registration and approval requirements in China and limitations on the amount of shareholder loans relative to the amount of total capital contributions. If such subsidiaries generate sufficient income, they may repay shareholder loans or distribute retained earnings through cash dividends as determined by their respective board of directors. Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The amount of any repayment of shareholder loans or dividend payments can be distributed to our various offshore subsidiaries through our offshore Hong Kong-incorporated holding companies. For more information, see Item 3.D. “Risk Factors—Other Risks and Risks Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.” and Item 4.B. “Business Overview—Regulations—PRC Regulation of Foreign Currency Exchange, Offshore Investment and State-Owned Assets—Regulation on Investment in Foreign invested Enterprises.” Our joint ventures in China do not require intra-group funding as they have been profitable. Service and milestone and upfront payments from our collaboration partners are received directly by our PRC subsidiaries and reinvested into their operations.

For the years ended December 31, 2022, 2021 and 2020, HUTCHMED provided funds to its PRC subsidiaries of $310.0 million, $230.0 million and $188.0 million, respectively, of which $100.0 million, $100.0 million and $40.0 million, respectively, were in the form of capital contributions and $210.0 million, $130.0 million and $148.0 million, respectively, were in the form of shareholder loans. Additionally, during the years ended December 31, 2022 and 2021, shareholder loans of approximately $3.4 million and $2.0 million was repaid by a PRC subsidiary, respectively. There were no transfers of assets other than transfers of cash to/from PRC subsidiaries in 2022, 2021 and 2020.

For the years ended December 31, 2022, 2021 and 2020, the respective Hong Kong immediate holding company of our onshore non-consolidated joint ventures (Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan prior to its divestment in September 2021) received dividends totaling approximately $43.7 million, $49.9 million and $86.7 million, respectively. These dividends were subject to a 5% withholding tax upon distribution from the onshore non-consolidated joint ventures to their respective Hong Kong immediate holding company.

HUTCHMED also conducts operations outside of China through subsidiaries in the U.S. and E.U. Such subsidiaries have entered into service agreements with our PRC subsidiaries pursuant to which cash is transferred by our PRC subsidiaries to support their operations via the settlement of service invoices based on actual activities.

We have comprehensive cash management policies in place, including specific policies with respect to fund transfers through our organization. Our management regularly monitors the liquidity position and funding requirements of our subsidiaries and joint ventures. When funding is required by our operations in China, a thorough assessment is performed on the purpose of the funding (e.g., R&D investment, capital expenditures, etc.), the amount of funding and the form of injection (i.e., shareholder loans or capital contributions). Conversely, when a dividend distribution is to be made by an onshore joint venture, a similar assessment is performed on the cash flow forecast, sufficiency of funds and related factors. All necessary approvals are obtained at the chairman and chief executive officer levels and the board of directors for the relevant entities prior to any transfer. All such transfers and distributions are reviewed and approved by the relevant authorities where necessary, including the State Administration of Foreign Exchange, or SAFE, and the State Administration for Market Regulations, or SAMR. Our cash management policies and procedures also govern the management of any funds that are not yet required by our operations. Such funds are retained by our subsidiaries outside of China mainly in the form of short-term investments, such as time deposits with major banks in Hong Kong.

We have never declared or paid dividends on our ordinary shares. There have been no transfers, dividends or distributions made to U.S. investors to date. We currently expect to retain all future earnings for use in the operation and expansion of our business and do not have any present plan to pay any dividends. The declaration and payment of any dividends in the future will be determined by our board of directors in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, and contractual restrictions. See Item 8. “Financial Information—A.8 Dividend Policy” and Item 3.D. “Risk Factors—Risks Relating to Our ADSs—We do not currently intend to pay dividends on our securities, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs.”

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

Risks Relating to Our Financial Position and Need for Capital

●	Risks relating to our need for additional funding
●	Risks relating to our existing and future indebtedness

Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates

●	Risks relating to our approach to the discovery and development of drug candidates and the lengthy, expensive and uncertain clinical development process

●	Risks relating to expediting regulatory review, obtaining and maintaining regulatory approval and ongoing regulatory review for our drug candidates
●	Risks relating to the commercialization of our drug candidates
●	Risks relating to undesirable side effects of our drug candidates
●	Risks relating to competition in discovering, developing and commercializing drugs
●	Risks relating to our collaboration partners with respect to clinical trials, marketing and distribution
●	Risks relating to our international operations

Risks Relating to Sales of Our Internally Developed Drugs and Other Drugs

●	Risks relating to obtaining and maintaining permits and licenses for our and our joint ventures’ pharmaceutical operations in China
●	Risks relating to leveraging our Other Ventures’ prescription drug business to commercialize our internally developed drug candidates
●	Risks relating to competition in selling our approved, internally developed drugs and drugs of our Other Ventures
●	Risks relating to maintaining and enhancing the brand recognition of our drugs
●	Risks relating to the availability of reimbursement of our drugs, the lack of which could diminish our sales or profitability
●	Risks relating to counterfeit products in China
●	Risks relating to rapid changes in the pharmaceutical industry rendering our products obsolete
●	Risks relating to cultivating or sourcing raw materials
●	Risks relating to adverse publicity of us, our joint ventures or our products

Risks Relating to Our Dependence on Third Parties

●	Risks relating to disagreements with current or future collaboration partners which we rely on for certain drug development activities including the conducting of clinical trials
●	Risks relating to relying on third party suppliers for the active pharmaceutical ingredients in our drug candidate and drug products
●	Risks relating to our collaboration partners or our CROs’ failure to comply with regulatory requirements pertaining to clinical trials
●	Risks relating to our collaboration partners, principal investigators, CROs and other third-party contractors and consultants engaging in misconduct or other improper activities
●	Risks relating to relying on third parties to construct our new manufacturing facility in Shanghai
●	Risks relating to relying on distributors for logistics and distributions services

●	Risks relating to the availability of benefits currently enjoyed by virtue of our association with CK Hutchison

Other Risks and Risks Relating to Doing Business in China

●	Risks relating to COVID-19
●	Risks relating to compliance with privacy and cybersecurity laws, information security policies and contractual obligations related to data privacy and security and any information technology or data security failures
●	Risks relating to product liability claims or lawsuits
●	Risks relating to liabilities under anti-corruption laws, environmental, health and safety laws and laws relating to equity incentive plans
●	Risks relating to changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system, China’s currency exchange limits and PRC government tax incentives or treatment

Risks Relating to Intellectual Property

●	Risks relating to our, our joint ventures and our collaboration partners’ abilities to protect and enforce intellectual property rights and maintain confidentiality of trade secrets
●	Risks relating to infringing upon third parties’ intellectual property rights

Risks Relating to our ADSs

●	Risks relating to being delisted from the Nasdaq if the PCAOB is unable to inspect or investigate completely auditors located in China in the future
●	Risks relating to our largest shareholder which may limit the ability of other shareholders to influence corporate matters

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

We expect to incur significant expenses in connection with our ongoing activities, particularly as we or our collaboration partners advance the clinical development of our clinical drug candidates which are currently in active or completed clinical studies in various countries. We will incur significant expenses as we continue research and development and initiate additional clinical trials of, and seek regulatory approval for, these and other future drug candidates. In addition, we have incurred and expect to continue to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution in China for Sulanda (surufatinib), our unpartnered drug product approved in China in December 2020, and any of our other unpartnered drug candidates that may be approved in the future. In particular, the costs that may be required for the manufacture of any drug candidate that receives regulatory approval may be substantial as we may have to modify or increase the production capacity at our current manufacturing facilities or contract with third-party manufacturers. We may also incur expenses as we create additional infrastructure, such as our new manufacturing facility under construction in Shanghai. Accordingly, we may need to obtain substantial funding in connection with our continuing operations through public or private equity offerings, debt financings, collaborations or licensing arrangements or other sources. If we are unable to raise capital when needed or on attractive terms, we could incur losses and be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Our net cash used in operating activities was $62.1 million, $204.2 million and $268.6 million for the years ended December 31, 2020, 2021 and 2022, respectively. We believe, however, that our expected cash flow from operations, including dividends from our Other Ventures and milestone and other payments from our collaboration partners, our cash and cash equivalents and short-term investments as well as our unutilized bank facilities as of December 31, 2022, will enable us to fund our operating expenses, debt service and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

●	the number and development requirements of the drug candidates we pursue;
●	the scope, progress, timing, results and costs of researching and developing our drug candidates, and conducting pre-clinical and clinical trials;
●	the cost, timing and outcome of regulatory review of our drug candidates;
●	the cost and timing of commercialization activities, including product manufacturing, marketing, sales and distribution, for our drug candidates for which we have received regulatory approval;
●	the amount and timing of any upfront milestone or royalty payments, service payments and reimbursement of manufacturing costs from our collaboration partners, with whom we cooperate with respect to the development and potential commercialization of certain of our drug candidates;
●	the cash received from commercial sales of drug candidates for which we have received regulatory approval;
●	our ability to establish and maintain strategic partnerships, collaboration, licensing or other arrangements and the financial terms of such agreements;
●	the cost, timing and outcome of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and
●	the costs of operating as a public company listed in Hong Kong, the United States and United Kingdom.

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

Our outstanding indebtedness combined with current and future financial obligations and contractual commitments, including any additional indebtedness beyond our current facilities with HSBC and Bank of China could have significant adverse consequences, including:

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

Our short-term investments are bank deposits with maturities of more than three months but less than one year. Our short-term investments were $634.2 million and $317.7 million as of December 31, 2021 and 2022, respectively, and are placed with major financial institutions. These investments may earn yields substantially lower than expected. Failure to realize the benefits we expected from these investments may materially and adversely affect our business and financial results. To date, we have experienced no loss or lack of access to our invested cash or cash equivalents; however, we can provide no assurance that access to our invested cash and cash equivalents will not be impacted by adverse conditions in the financial and credit markets.

Our accounts receivable balance, net of allowance for credit losses, totaled $83.6 million and $98.0 million as of December 31, 2021 and 2022, respectively. We have policies and procedures in place to ensure that sales are made to customers with an appropriate credit history. We perform periodic credit evaluations of our customers and monitor risk factors and forward-looking information, such as country risk, when determining credit limits for customers. However, there can be no assurance such policies and procedures will effectively limit our credit risk and enable us to avoid losses, which could adversely affect our financial condition and results of operations. In addition, amounts due to us are not covered by collateral or credit insurance. If we fail to collect all or part of such accounts receivable in a timely manner, or at all, our financial condition may be materially and adversely affected.

Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates

Historically, our in-house research and development division, which is included in our Oncology/Immunology operations, has not generated significant profits or has operated at a net loss. Our future profitability is dependent on the successful commercialization of our drug candidates.

To date, fruquintinib, surufatinib and savolitinib (marketed as Elunate, Sulanda and Orpathys, respectively in China) are our only internally developed drug candidates that have been approved for sale in China. We do not expect our Oncology/Immunology operations to be significantly profitable unless and until we generate substantial revenues from Elunate, Sulanda and Orpathys and can successfully commercialize our other drug products. We expect to incur significant sales and marketing costs as we prepare to commercialize our drug candidates.

Successful commercialization of our drug candidates is subject to many risks. Elunate is marketed in collaboration with our partner, Eli Lilly. Beginning in October 2020, we assumed responsibility for the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities for Elunate in China. Sulanda is marketed by us without the support of a collaboration partner. Orpathys is marketed in collaboration with our partner, AstraZeneca. Elunate, Sulanda and Orpathys are the first innovative oncology drugs we, as an organization, have commercialized, and there is no guarantee that we will be able to successfully commercialize them or any of our other drug candidates for their approved indications. There are numerous examples of failures to meet expectations of market potential, including by pharmaceutical companies with more experience and resources than us. There are many factors that could cause the commercialization of Elunate, Sulanda, Orpathys or our other drug products to be unsuccessful, including a number of factors that are outside our control. In the case of Elunate, for example, the third-line metastatic colorectal cancer, or mCRC, patient population in China may be smaller than we estimate or physicians may be unwilling to prescribe, or patients may be unwilling to take, Elunate for a variety of reasons. Additionally, any negative development for fruquintinib, surufatinib or savolitinib in clinical development in additional indications, or in regulatory processes in other jurisdictions, may adversely impact the commercial results and potential of Elunate, Sulanda or Orpathys in China and globally. For example, in April 2022, the FDA issued a Complete Response Letter (“CRL”) regarding the NDA for surufatinib for the treatment of non-pancreatic neuroendocrine tumors (NETs) and pancreatic NETs and determined that the data package submitted does not support an approval in the U.S. at the time. We have subsequently withdrawn our submission to the FDA and the EMA for surufatinib. Thus, significant uncertainty remains regarding the commercial potential of Elunate, Sulanda and Orpathys.

We may not achieve profitability after generating revenues from Elunate, Sulanda, Orpathys and/or our other drug candidates, if ever. If the commercialization of Elunate, Sulanda, Orpathys and/or our other drug candidates is unsuccessful or perceived as disappointing, our stock price could decline significantly and the long-term success of the product and our company could be harmed.

All of our drug candidates, other than fruquintinib, surufatinib and savolitinib for approved indications in China, are still in development. If we are unable to obtain regulatory approval and ultimately commercialize our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.

All of our drug candidates are still in development, including fruquintinib, surufatinib and savolitinib which have been approved in China for the treatment of third-line mCRC, non-pancreatic NETs and advanced pancreatic NETs, and non-small cell lung cancer, or NSCLC, respectively, but are still in development in the United States and other jurisdictions for these and other indications.

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

We and our collaboration partners, including AstraZeneca, Eli Lilly, BeiGene Ltd., or BeiGene, Inmagene Biopharmaceuticals Co. Ltd., or Inmagene, Innovent Biologics (Suzhou) Co., Inc., or Innovent, Genor Biopharma Co. Ltd., or Genor, Shanghai Junshi Biosciences Co. Ltd., or Junshi and Epizyme, Inc. (a subsidiary of Ipsen Pharma SAS), or Epizyme, and Takeda may experience delays in completing our pre-clinical or clinical trials, and numerous unforeseen events could arise during, or as a result of, future clinical trials, which could delay or prevent us from receiving regulatory approval, including:

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

Patient enrollment may be affected by other factors including:

●	the severity of the disease under investigation;
●	the total size and nature of the relevant patient population;
●	the design and eligibility criteria for the clinical trial in question;
●	the availability of an appropriate genomic screening test/companion diagnostic;
●	the perceived risks and benefits of the drug candidate under study;
●	the efforts to facilitate timely enrollment in clinical trials;
●	the patient referral practices of physicians;
●	the availability of competing therapies which are undergoing clinical trials;
●	the ability to monitor patients adequately during and after treatment;
●	the proximity and availability of clinical trial sites for prospective patients ; and
●	the impact of the spread of infectious diseases, including but not limited to the duration and scope of related government orders and restrictions.

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

We and our collaboration partners have conducted, currently are conducting and intend in the future to conduct, clinical trials outside the United States, particularly in China where our Oncology/Immunology operations are headquartered as well as in other jurisdictions such as Australia, Japan, South Korea, the U.K., and various European countries.

Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted by qualified investigators in accordance with current good clinical practices, or GCPs, including review and approval by an independent ethics committee and receipt of informed consent from trial patients. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the patient population for any clinical trial conducted outside of the United States must be representative of the population for which we intend to seek approval in the United States. In addition, while these clinical trials are subject to applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also comply with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from our clinical trials conducted outside the United States, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our ability to develop and market these or other drug candidates in the United States. In April 2022, we received a CRL from the FDA regarding the NDA for surufatinib for the treatment of pancreatic NETs and non-pancreatic NETs. The FDA determined that the current data package, based on two positive Phase III trials in China and one bridging study in the U.S., does not support an approval in the U.S. at this time. The CRL indicated that a multi-regional clinical trial is required for U.S. approval. We have subsequently withdrawn our submission to the FDA and the EMA for surufatinib.

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

Under the Breakthrough Therapy Drug Review Procedures (For Trial Implementation), the Review and Approval Procedures for Conditional Approval of Drug Marketing Applications (For Trial Implementation), and the Priority Review and Approval Procedures for Drug Marketing Authorization (For Trial Implementation), the NMPA (or, where applicable, the National Health Commission, or the NHC) may grant priority review approval (i) to innovative drugs or new improved drugs undergoing clinical trials that are used to prevent and treat diseases that are seriously life-threatening or which seriously affect quality of life for which there is no effective prevention or treatment, or for which there is sufficient evidence to show obvious clinical advantages compared with existing treatments, (ii) to drugs undergoing clinical trials which meet the conditions for conditional approval specified in the Technical Guidelines for Conditional Approval of Drugs, (iii) to innovative drugs and new improved drugs which are in shortage, prevent and treat major infectious diseases and rare diseases, (iv) to new varieties, dosage forms and specifications that meet the physiological characteristics of children, (v) to vaccines (including innovative vaccines) urgently needed for control and prevention of diseases, and (vi) under other circumstances stipulated by the NMPA. Priority review provides a fast track process for drug registration. We have received priority review status for a number of our drug candidates, including for example fruquintinib for the treatment of advanced colorectal cancer, or CRC, savolitinib for the treatment of NSCLC and surufatinib for the treatment of advanced NET. We anticipate that we may seek priority review for certain of our other drug candidates in the future.

In the United States, if a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, we may apply for fast track designation by the FDA. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular drug candidate is eligible for this designation, we cannot be sure that the FDA would decide to grant it. We have sought and will likely continue to seek fast track designation for some of our drug candidates. For example, in June 2020, the FDA granted fast track designation to fruquintinib for metastatic CRC. Even if we receive fast track designation for a drug candidate, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

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

We are highly dependent on the expertise of the members of our research and development team, as well as the other principal members of our management, including Weiguo Su, Ph.D., our Chief Executive Officer, Chief Scientific Officer and director. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time with three months’ prior written notice. We do not maintain “key person” insurance for any of our executives or other employees.

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

We have operations internationally and are subject to a variety of risks and complexities that may materially and adversely affect our business, results of operations, financial condition and growth prospects.

We have been involved in clinical and non-clinical development internationally for over a decade. Conducting our business in multiple countries subjects us to a variety of risks and complexities that may materially and adversely affect our business, results of operations, financial condition and growth prospects, including, among other things:

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

There can be no assurance that we will effectively manage the increased complexity without experiencing operating inefficiencies or control deficiencies. Such increased complexity may also lead to decisions to reposition our international operations to align them with our overall and evolving business strategy, including with our recent strategic change to focus on path to profitability. Significant management time and effort is required to effectively manage the increased complexity of our company, and our failure to successfully do so could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

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

Compassionate-use programs are regulatory programs that facilitate access to investigational drugs for the treatment of patients with serious or immediately life-threatening diseases or conditions that lack therapeutic alternatives. Currently, there is no unified approach or standard practice to regulate compassionate-use programs or access to investigational drugs across countries. In China, the PRC Drug Administration Law provides that drugs in clinical trials intended for the treatment of serious life-threatening diseases without existing effective treatments may, upon review and informed consent, be administered to patients with the same conditions within the institution conducting the clinical trials, provided that such drugs may be beneficial as indicated by medical observation and such practice is in conformity with ethical principles. On May 9, 2022, the NMPA published the draft PRC Drug Administration Implementation Regulations for comment, of which Article 100 states that (i) with respect to experimental drugs undergoing clinical trials for treatment of seriously life-threatening diseases for which there is no effective treatment, compassionate-use thereof may be proposed by physician to patient if the patient cannot participate in the clinical trial of the drug and, based on medical analysis of the patient’s condition, the physician believes that benefits of use may outweigh risks, and (ii) compassionate-use of experimental drugs should follow the principles of patients’ voluntary requests, medical ethics and informed consent, and following review and approval by an ethics committee, experimental drugs can be administered in institutions conducting clinical trials by physicians with use or training experience in experimental drugs on patients with the same conditions as subjects receiving treatment by experimental drugs in clinical trials thereof. In the United States, compassionate-use programs are limited to patients who have a life-threatening disease or serious disease or condition, who may gain access to an investigational medical product for treatment outside of clinical trials when no comparable or satisfactory alternative therapy options are available. Additionally, the U.S. Right to Try Act provides a separate pathway for patients with a life-threatening disease or condition who have exhausted all other treatment options and who are unable to participate in clinical trials to access investigational drugs that have passed Phase I clinical trials under a more expedited process.

The regulatory discrepancy for compassionate-use programs among countries may lead to uneven patient entry criteria and protocols for compassionate use programs. This may create increased risk of serious adverse events because of enrolled patients’ advanced disease or comorbidities. In addition, because the products in compassionate-use programs are investigational drugs, many of which are still in experimental stages, patients in compassionate-use program may exhibit adverse drug reactions from using these products. We currently have named patient programs in Hong Kong for compassionate use of fruquintinib, surufatinib and savolitinib, an expanded access program in the United States for compassionate use of surufatinib and have enlisted fruquintinib in the Macau Government Hospital Named Patient drug formulary. Although we have enrolled a limited number of patients in each of our current programs, we may be subject to the risk of enrolled patients exhibiting adverse drug reactions or serious adverse events being produced from the use of our drug products, particularly if we expand such programs or establish or participate in additional compassionate-use programs. Such occurrences can potentially lead to clinical holds of our ongoing clinical trials or complicate the determination of the safety profile of a drug candidate under regulatory review for commercial marketing, or expose us to tort liability.

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

For further information regarding government regulation in China and other jurisdictions, see Item 4.B. “Business Overview—Regulations—Government Regulation of Pharmaceutical Product Development and Approval,” “Business Overview—Regulations—Coverage and Reimbursement” and “Business Overview—Regulations—Other Healthcare Laws.”

As a significant portion of the operations of our Other Ventures is conducted through joint ventures, we are dependent on the success of our joint ventures, our receipt of dividends or other payments from our joint ventures for cash to fund our operations, and our investments in our joint ventures are subject to liquidity risk.

We are party to a joint venture agreement with Shanghai Pharmaceuticals, relating to our non-consolidated joint venture namely, Shanghai Hutchison Pharmaceuticals, which forms part of the operations of our Other Ventures. Our equity in earnings of such non-consolidated joint venture, net of tax, was $33.5 million, $44.7 million and $49.7 million for the years ended December 31, 2020, 2021 and 2022, respectively, as recorded in our consolidated financial statements. As such, our results of operations and financial performance have been, and will continue to be, affected by the financial performance of such joint venture as well as any other equity investees we have or may have in the future. We may also be required to recognize an impairment charge in our consolidated financial statements if there is a decline in the fair market value of our investments in such businesses below their carrying amounts for whatever reason that is determined to be other-than-temporary. Furthermore, we have consolidated joint ventures with each of Sinopharm and Hain Celestial which accounted for substantially all of our Other Ventures’ consolidated revenue for the years ended December 31, 2020, 2021 and 2022.

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

We may not be successful in building a commercial team to successfully manufacture, sell and market our approved drugs, and we may not be able to generate any revenue from such products.

We have leveraged our experience operating our prescription drugs business to commercialize certain of our approved, internally developed drug candidates in China. We must adapt our know-how to build a specific oncology and/or immunology focused sales and marketing team. As of December 31, 2022, we had an oncology commercial team with over 860 staff in mainland China to support the commercialization of Elunate, Sulanda, Orpathys and our other drug candidates, if approved. There are risks involved in establishing an in-house oncology commercial team. For example, recruiting and/or training a sales force to detail our approved drug candidates is time consuming and could delay any drug launch. Factors that may inhibit our efforts to commercialize our drug candidates include:

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

In China, for example, the Ministry of Human Resources and Social Security of the PRC or provincial or local human resources and social security authorities, together with other government authorities, review the inclusion or removal of drugs from the Medicines Catalogue for the National Basic Medical Insurance, Labor Injury Insurance and Childbirth System in China, or the National Reimbursement Drug List, or NRDL, or provincial or local medical insurance catalogues for the National Medical Insurance Program, and the category under which a drug will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are made based on a number of factors, including price and efficacy. Depending on the category under which a drug is classified in the provincial medicine catalogue, a National Medical Insurance Program participant residing in that province can be reimbursed for the full cost of Category A medicine and for the majority of the cost of a Category B medicine. In some instances, if the price range designated by the local or provincial government decreases, it may adversely affect our business and could reduce our total revenue, and if our revenue falls below production costs, we may stop manufacturing certain products. In November 2019 and January 2022, Elunate and Sulanda were added to China’s NRDL as a Category B medicine, respectively. Orpathys has been added as a Category B medicine in the updated NRDL, effective from March 1, 2023.

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

We may pursue transactions as part of our business strategy, including continuing to actively evaluate non-core assets divestment opportunities. We are considering alternative ways to divest non-core businesses in our Other Ventures segment, including Shanghai Hutchison Pharmaceuticals for which we have started the process for a share reform. For more information, please refer to Item 4.A. “History and Development of the Company.”

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

Our collaborations, including those with our oncology drug partners AstraZeneca and Eli Lilly and our in-licensing arrangement with Epizyme, and expected collaborations, including with Takeda and any future collaborations that we enter into may not be successful. Disagreements or disputes between parties to a collaboration arrangement regarding issues such as clinical development and commercialization, intellectual property ownership and transfer, clinical supply of drug candidates or products, cost allocation and other matters can lead to delays in the development process or commercializing the applicable drug candidate and, in some cases, termination of the collaboration arrangement. In addition, we or our partners may seek to amend the terms of one or more our collaboration agreements to adjust, among other things, the respective roles of our company and our collaboration partners as circumstances change. Our interests may not always be aligned with those of our collaboration partners, for instance, we may be much smaller than our collaboration partners and because they or their affiliates may sell competing products. This may result in potential conflicts between our collaborators and us on matters that we may not be able to resolve on favorable terms or at all.

Collaborations with pharmaceutical or biotechnology companies and other third parties, including our existing agreements with AstraZeneca, Eli Lilly and Takeda, are often terminable by the other party for any reason with certain advance notice. Any such termination or expiration would adversely affect us financially and could harm our business reputation. For instance, in the event one of the strategic alliances with a current collaborator is terminated, we may require significant time and resources to secure a new collaboration partner, if we are able to secure such an arrangement at all. As noted in the following risk factor, establishing new collaboration arrangements can be challenging and time-consuming. The loss of existing or future collaboration arrangements would not only delay or potentially terminate the possible development or commercialization of products we may derive from our technologies, but it may also delay or terminate our ability to test specific target candidates.

We rely on our collaborations with third parties for certain of our drug development activities, and, if we are unable to establish new collaborations when desired on commercially attractive terms or at all, we may have to alter our development and commercialization plans.

Certain of our drug development programs and the potential commercialization of certain drug candidates rely on collaborations, such as savolitinib with AstraZeneca and fruquintinib with Eli Lilly for China and with Takeda outside of China. In the future, we may decide to collaborate with additional pharmaceutical and biotechnology companies for the development and potential commercialization of our other drug candidates.

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

We may not be able to negotiate additional collaborations on a timely basis, on acceptable terms, or eventually close the deal. If we are unable to do so, we may have to curtail the development of the drug candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our drug candidates or bring them to market and generate drug revenue. In January 2023, we entered into a license agreement with a subsidiary of Takeda to further the global development, commercialization and manufacture of fruquintinib outside of mainland China, Hong Kong and Macau. The deal is subject to customary closing conditions, including completion of antitrust regulatory clearance. If the transaction contemplated by this license agreement is not consummated or is delayed, our expectations regarding future revenues, research and development costs, other operating expenses and operating cash flows associated with the development and commercialization of fruquintinib would be materially affected. For additional information regarding the fruquintinib collaboration with Takeda, please refer to “Business—Our Clinical Pipeline—3. Fruquintinib (HMPL-013), VEGFR 1, 2 and 3 Inhibitor—Overview of Elunate Commercial Launch.

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

Historically, we have relied on the reputation and experience of, and support provided by, our founding shareholder, a wholly owned subsidiary of CK Hutchison, to advance our joint ventures and collaborations in China and elsewhere. CK Hutchison is interested in approximately 38.5% of our total outstanding share capital as of February 15, 2023. We believe that CK Hutchison group’s reputation in China has given us an advantage in negotiating collaborations and obtaining opportunities.

We also benefit from sharing certain services with the CK Hutchison group including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, participation in the CK Hutchison group’s pension, medical and insurance plans, participation in the CK Hutchison group’s procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. We pay a management fee to an affiliate of CK Hutchison for the provision of such services. In each of the years ended December 31, 2020, 2021 and 2022, we paid a management fee of approximately $1.0 million, $1.0 million and $1.0 million respectively. In addition, we benefit from the fact that two retail chains affiliated with the CK Hutchison group, PARKnSHOP and Watsons, sell certain of our Other Ventures’ products in their stores throughout Hong Kong and in other Asian countries. For the years ended December 31, 2020, 2021 and 2022, sales of our products to members of the CK Hutchison group amounted to $5.5 million, $4.3 million and $3.6 million, respectively.

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

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) was reported and has since spread around the world. In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 or its variants infections have emerged, such as the infections caused by the Omicron variants emerged in late 2021 and spread across the globe including in China in early 2022. In response to the pandemic and the evolving strands of different variants, many governments around the world implemented a variety of measures to reduce the spread of COVID-19, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders and required closures of non-essential businesses. Such restrictive measures and the outbreak of COVID-19 itself have in the past negatively impacted and may continue to negatively impact our operations, given the disruption they may have on the manufacturing and supply chain, our sales and marketing and clinical trial operations and those of our collaboration partners, and the ability to advance our research and development activities and pursue development of any of our drug candidates, each of which could have an adverse impact on our business and our financial results. For instance, COVID-19 had an impact on our research, clinical studies and our commercial activities in 2022 because of hospital lockdowns, travel restrictions and disruptions in logistics. Our clinical sites in Shanghai were particularly affected during April and May in 2022, and in response, we put in place measures to reduce the disruptions, including online patient follow-up and the retention of core research teams on-site to maintain critical activities. Although the restrictive measures related to the COVID-19 pandemic have gradually been lifted around the world, including in China starting from December 2022, and we expect the travel, social and economic activities to gradually normalize and the impact of COVID-19 to be reduced in the regions we operate, the COVID-19 pandemic or any other adverse public health developments may continue to have a negatively impact on our business, our clinical trials, our research programs, healthcare systems or the global economy as a whole, which could have a material adverse effect on our business, financial condition and results of operations and cash flows.

We are subject to stringent privacy and cybersecurity laws, information security policies and contractual obligations related to data privacy and security, and we may be exposed to risks related to our management of the medical data of subjects enrolled in our clinical trials and other personal or sensitive information.

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

Data protection and privacy laws and regulations generally require clinical trial sponsors and operators and their personnel to protect the privacy of their enrolled subjects and prohibit unauthorized disclosure of personal information. We have established procedures to protect the confidentiality of medical records and personal data of subjects enrolled in our clinical trials. Access to clinical trial data has been strictly limited to authorized personnel only according to the relevant rules and regulations. External parties involved in clinical trials are also required to comply with all relevant data protection and confidentiality requirements. Data are to be used only for the intended use, as agreed by the patients and consistent with the patients’ informed consent form. While we have adopted security policies and measures to protect our proprietary data and patients’ privacy, personal patient information could be subject to leaks caused by hacking activities, human error, employee misconduct or negligence or system breakdown. We also cooperate with third parties including collaboration partners, principal investigators, hospitals, CROs and other third-party contractor and consultants for our clinical trials and operations. Any leakage or abuse of patient data by our third-party partners may be perceived by the patients as a result of our failure. Furthermore, any change in applicable laws and regulations could affect our ability to use medical data and subject us to liability for the use of such data for previously permitted purposes. For instance, we may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of information security that results in the unauthorized release or transfer of personally identifiable information or other patient data, could cause our customers to lose trust in us and could expose us to regulatory action and legal claims.

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

Regulatory authorities in China have implemented a number of legislative and regulatory proposals concerning data protection. The PRC Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection for “network operators,” which may include all organizations in China that provide services over the internet or another information network. The PRC Data Security Law, which took effect in September 2021, provides for a security review procedure for the data activities that may affect national security. The PRC Personal Information Protection Law, which took effect from November 2021, provides the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The PRC Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent. The Measures for Cybersecurity Review, which took effect on February 15, 2022, provides that critical information infrastructure operators that purchase network products and services and online platform operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review, and elaborates the factors to be considered when assessing the national security risks of the relevant activities. The Measures for Cybersecurity Review further stipulates that online platform operators holding personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this annual report, we have not received any formal notice from any PRC cybersecurity regulator that we should apply for or otherwise be subject to the cybersecurity review, or subject to any investigation or received any inquiry, notice or sanction on cybersecurity review. The exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations. In addition, on November 14, 2021, the Data Security Management Measures (Draft for Comments) was published by the CAC for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) a merger, reorganization or division of online platform operators that have acquired a large number of data resources related to national security, economic development or public interests which affect or may affect national security; (ii) a listing abroad when the data processor processes over one million users’ personal information; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. It also requires data processors processing important data or listed outside China to carry out a data security assessment annually by itself or through a third party data security service provider and submit an assessment report to the local agency of the CAC. As there are still uncertainties regarding the further enactment of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, we cannot assure you that we will be able to comply with such regulations in all respects.

The Measures on Security Assessment of Cross-border Data Transfer, or the Security Assessment Measures, were published on July 7, 2022, and became effective on September 1, 2022. The Security Assessment Measures specify that data controllers and/or critical information infrastructure operators will be subject to security assessment under the following circumstances: (i) data controllers exporting important data (which, under the Security Assessment Measures, is defined as data which if tampered with, damaged, leaked, or if obtained or used illegally may endanger national security, the economy, social stability, and public health and safety, etc.), (ii) critical information infrastructure operators or data controllers processing the personal information of one million people or more exporting personal information, (iii) data controllers who have exported the personal information of 100,000 people or the sensitive personal information of 10,000 people since January 1 of the previous year, or (iv) other situations provided for by the CAC that require a security assessment. As of the date of this annual report, we have not received any formal notice from any PRC cybersecurity regulator that the Company should apply for or otherwise be subject to security assessment, or subject to any investigation or received any inquiry, notice or sanction on security assessment. PRC government authorities may have wide discretion in the interpretation and enforcement of the Security Assessment Measures, including whether we have exported “important data” as defined thereunder, and thus there is uncertainty as to whether we may be subject to security assessment. Further, drafts of some of these measures have now been published, including the Measures on Security Assessment for Individual Information Cross-border Transfer (Draft for Comments) in June 2019, which may, upon enactment, require security review before transferring human health-related data out of China.

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

We believe, to the best of our knowledge, our business operations do not violate any of the above laws and regulations currently in force in all material aspects. We have been taking and will continue to take reasonable measures to comply with applicable data privacy, data protection and cybersecurity laws. We cannot guarantee the effectiveness of the measures undertaken by us and business partners, and such measures may still be determined as insufficient, improper, or even as user-privacy invasive, by the relevant authorities, which may result in penalties against us. Complying with all applicable laws, regulations, standards and obligations relating to data privacy, security, and transfers may cause us to incur substantial operational costs or require us to modify our data processing practices and processes. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses. We cannot assure you we can adapt our operations to it in a timely manner. Non-compliance could result in proceedings against us by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, penalties, judgments and negative publicity. In addition, if our practices are not consistent or viewed as not consistent with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and reputational damage. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

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

We have granted, and may continue to grant, options, long-term incentive scheme (“LTIP”) awards and other types of awards under our Option Schemes and our LTIP, or collectively the Schemes, which may result in increased share-based compensation expenses and give rise to potential employment related disputes.

We have adopted the Options Schemes for the purpose of granting share-based compensation awards to certain management, directors, employees and other eligible grantees as a means to retain, incentivize, reward, remunerate, compensate and/or provide benefits to eligible grantees. We recognized share-based compensation expenses of $19.6 million, $42.0 million and $30.6 million for the years ended December 31, 2020, 2021 and 2022, respectively, in our consolidated financial statements in accordance with U.S. GAAP.

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

Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies. See also “The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight and discretion over our business could result in a material adverse change in our operations and the value of our ordinary shares and ADSs. Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could materially and adversely affect us. In addition, rules and regulations in China can change quickly with little advance notice.”

While the PRC economy has experienced significant growth in the past 40 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us or our joint ventures. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us or our joint ventures.

Besides policies directly related to its economic development, the PRC government may also impose other policies from time to time that may affect our ability to operate our business and the general business environment in China. For example, in response to the COVID-19 outbreak, the PRC government implemented a series of policies to contain the spread of the virus which may have negatively impacted various aspects of our operations. Since December 2022, the PRC government started to gradually lift the restrictive measures under such policies and we expect the travel, social and economic activities in the regions we operate will normalize. See also “The COVID-19 pandemic and other adverse public health developments could materially and adversely affect our business.”

The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight and discretion over our business could result in a material adverse change in our operations and the value of our ordinary shares and ADSs. Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could materially and adversely affect us. In addition, rules and regulations in China can change quickly with little advance notice.

We conduct a substantial portion of our business through our subsidiaries and joint ventures in China. PRC laws and regulations govern our and their operations in China. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. See also “The PRC’s economic, political and social conditions, as well as governmental policies, could affect the business environment and financial markets in China, our ability to operate our business, our liquidity and our access to capital” and “The PRC government may intervene in our offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares and ADSs could decline in value or become worthless.”

Our ability to operate in China may be harmed by changes in its laws and regulations. The central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. For instance, regulations introduced by the NMPA concerning drug inspection, investigation, evidence collection and disposal are relatively new, and because of the limited volume of published judicial decisions, which are non-binding in nature, the interpretation and enforcement of these laws and regulations are uncertain. In addition, the implementation of laws and regulations may be in part based on government policies and internal rules that are subject to the interpretation and discretion of different government agencies (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our, our collaboration partners’ or our joint ventures’ violation of these policies and rules until sometime after the violation. The imposition of new regulations or interpretations of existing regulations can occur quickly with little advance notice. We may incur penalties for any failure to comply with PRC laws and regulations. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

For further information regarding government regulation in China and other jurisdictions, see Item 4.B. “Business Overview—Regulations—Government Regulation of Pharmaceutical Product Development and Approval—PRC Regulation of Pharmaceutical Product Development and Approval,” “Business Overview—Regulations—Coverage and Reimbursement—PRC Coverage and Reimbursement” and “Business Overview—Regulations—Other Healthcare Laws—Other PRC Healthcare Laws.”

The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares and ADSs could decline in value or become worthless.

The PRC government has recently indicated an intent to take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, or the Opinions. These Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision of overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comment until January 23, 2022.

Following issuance of the Draft Overseas Listing Regulations, on February 17, 2023, the CSRC issued the Notice on Filing Arrangements for Overseas Securities Offering and Listing by Domestic Companies (the “CSRC Filing Notice”), stating that the CSRC has published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (the “Listing Guidelines”), collectively the Trial Measures and Listing Guidelines. Among others, the Trial Measures and Listing Guidelines provide that overseas offerings and listings by PRC domestic companies shall:

(i)

require submission of relevant materials that contain a filing report and a legal opinion, providing truthful, accurate and complete information on matters including but not limited to the shareholders of the issuer. Where the filing documents are complete and in compliance with stipulated requirements, the CSRC shall, within 20 working days after receipt of filing documents, conclude the filing procedure and publish filing results on the CSRC website. Where filing documents are incomplete or do not conform to stipulated requirements, the CSRC shall request supplementation and amendment thereto within five working days after receipt of the filing documents. The issuer should then complete supplementation and amendment within 30 working days;

(ii)

abide by laws, administrative regulations and relevant state rules concerning foreign investment in China, state-owned asset administration, industry regulation and outbound investment, and shall not disrupt the PRC domestic market order, harm state or public interests or undermine the lawful rights and interests of PRC domestic investors;

(iii)

abide by national secrecy laws and relevant provisions. Necessary measures shall be taken to fulfill confidentiality obligations. Divulgence of state secrets or working secrets of government agencies is strictly prohibited. Provision of personal information and important data, etc., to overseas parties in relation to overseas offering and listing of PRC domestic companies shall be in compliance with applicable laws, administrative regulations and relevant state rules; and

(iv)

be made in strict compliance with relevant laws, administrative regulations and rules concerning national security in the spheres of foreign investment, cybersecurity, data security, etc., and issuers shall duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed according to the law before the application for such offering and listing is submitted to any overseas parties such as securities regulatory agencies and trading venues;

The Trial Measures will come into effect on March 31, 2023. PRC domestic companies seeking to offer and list securities (which, for the purposes of the Trial Measures, are defined thereunder as equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities that are offered and listed overseas, either directly or indirectly, by PRC domestic companies) in overseas markets, either via direct or indirect means, must file with the CSRC within three working days after their application for an overseas listing is submitted.

The Trial Measures provide that where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic entity responsible, file with the CSRC. The Trial Measures stipulate that an overseas listing will be determined as “indirect” if the issuer meets both of the following conditions: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies (“Condition I”), and (2) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in the PRC (“Condition II”); whether Chinese citizens from Taiwan, Hong Kong, and Macau are included in the foregoing specification is not specified. The determination as to whether or not an overseas offering and listing by PRC domestic companies is indirect shall be made on a ‘substance over form’ basis; the Listing Guidelines further stipulate that if an issuer not satisfying Condition I submits an application for issuance and listing in overseas markets in accordance with relevant non-PRC issuance regulations requiring such issuer to disclose risk factors mainly related to the PRC, the securities firm(s) and the issuer’s PRC counsel should follow the principle of ‘substance over form’ in order to identify and argue whether the issuer should complete a filing under the Trial Measures.

Subsequent securities offerings of an issuer in (i) the same overseas market where it has previously offered and listed securities, and (ii) an overseas market other than one where the issuer has previously offered and listed securities shall be filed with the CSRC within three working days after offerings are completed.  Additionally, the Trial Measures stipulate that after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report to the CSRC within three working days after the occurrence and public disclosure of (i) a change of control thereof, (ii) investigations of or sanctions imposed on the issuer by overseas securities regulators or relevant competent authorities, (iii) changes of listing status or transfers of listing segment, and (iv) a voluntary or mandatory delisting.

The CSRC Filing Notice states that, beginning from March 31, 2023, PRC domestic enterprises which have already issued and listed securities overseas and fall within the scope of filing under the Trial Measures shall be considered “existing enterprises” (“Existing Listed Enterprises”). Existing Listed Enterprises are not required to complete filings immediately; rather, Existing Listed Enterprises should complete filings if they are subsequently involved in matters require filings, such as follow-on financing activities, in accordance with the Trial Measures.

There is a possibility that we may be deemed as an Existing Listed Enterprise as defined under the CSRC Filing Notice, and that future offerings of listed securities or listings outside China by us may be subject to CSRC filing requirements in accordance with the Trial Measures. Given that the Trial Measures and Listing Guidelines have been introduced recently, and that there remain substantial uncertainties surrounding the enforcement thereof, we cannot assure you that, if required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all. Further, as of the date of this annual report, the aforementioned Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) issued on December 24, 2021 remain in draft form and final and effective versions are yet to be published.

In addition, the Measures for Cybersecurity Review, which took effect on February 15, 2022, requires, among others, prior cybersecurity review for online platform operators holding over one million users’ personal information before any public listing in a foreign country. The Measures on Security Assessment of Cross-border Data Transfer, effective on September 1, 2022, specify that data controllers and/or critical information infrastructure operators will be subject to security assessment. There remain uncertainties as to whether such measures are applicable to our business. See also “We are subject to stringent privacy and cybersecurity laws, information security policies and contractual obligations related to data privacy and security, and we may be exposed to risks related to our management of the medical data of subjects enrolled in our clinical trials and other personal or sensitive information.”

On February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality Provisions”), which will come into effect on March 31, 2023. According to the Confidentiality Provisions, PRC domestic companies that directly or indirectly conduct overseas offerings and listings shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, whether directly or through their overseas listed entities, materials to securities services providers. In the event such materials contain state secrets or working secrets of government agencies, PRC domestic companies shall first obtain approval from authorities, and file with the secrecy administrative department at the same level with the approving authority; in the event that such materials, if divulged, will jeopardize national security or public interest, PRC domestic companies shall comply with procedures stipulated by national regulations. PRC domestic companies shall also provide a written statement of the specific sensitive information provided when providing materials to securities service providers, and such written statements shall be retained for inspection. As the Confidentiality Provisions were recently promulgated and are yet to take effect, their interpretation and implementation remain substantially uncertain.

If (i) we mistakenly conclude that certain regulatory filings, permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change and (iii) we are required to obtain such filings, permissions or approvals in the future, we may be unable to obtain them in a timely manner, or at all, and such filings, permissions or approvals may be denied or rescinded even if obtained. We may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies if we are unable to comply with such requirements, which may result in fines and penalties, restrictions on our operations, having to delist from a stock exchange outside of China, the halting of securities offerings to foreign investors and other actions that could materially and adversely affect our operations and the interest of our investors and cause a significant depreciation in the price of our ordinary shares and ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions. Any failure or perceived failure by us to comply with PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

We may pursue potential strategic acquisitions that are complementary to our business and operations. In doing so, we will be subject to a variety of PRC anti-monopoly laws. The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the SAMR when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in 2008 and amended in 2018, is triggered. PRC national security review rules, which became effective in September 2011, require a strict review of (a) mergers and acquisitions by foreign investors that raise “national defense and security” concerns and (b) mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns. The rules also prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

Further, the Measures for the Security Review of Foreign Investments promulgated by the NDRC and MOFCOM, which became effective from January 2021, require that a security review by relevant governmental authorities must be conducted for foreign investments that affect or may affect national security in accordance with the provisions thereunder.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-Monopoly Law. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and SAMR. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In November 2021, the State Council inaugurated the National Anti-Monopoly Bureau, which aims to further implement fair competition policies and strengthen anti-monopoly supervision in the PRC, particularly to strengthen oversight and law enforcement in areas involving innovation, science and technology, information security and people’s livelihoods.

Complying with the requirements of these regulations when pursuing acquisitive transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Due to the enhanced enforcement of the Anti-Monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and rigid investigations or review by regulators, which may increase our compliance costs and subject us to heightened risks and challenges. In addition, there are significant uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China. The amended Anti-Monopoly Law, published in October 2021 in draft form for public comment, became effective in August 2022. It imposes a higher regulatory requirement to complete an acquisitive transaction. Any failure or perceived failure by us to comply with the anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations. See also “Risks Relating to Sales of Our Internally Developed Drugs and Other Drugs—We may engage in strategic transactions, including acquisitions, investments, joint ventures or divestitures that may have an adverse effect on our business. If we engage in a strategic transaction, there is no assurance that the transaction will be consummated.”

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

Under the EIT Law, dividends payable by a PRC enterprise to its foreign investor who is (i) a non-PRC resident enterprise with no office or premises established in China, or (ii) a non-PRC resident enterprise with an office or premises established in China but whose income (i.e. dividends received) has no de facto relationship with said office or premises, as well as gains on transfers of shares of a PRC enterprise by such a foreign investor will generally be subject to a 10% withholding tax, unless such non-PRC resident enterprise’s jurisdiction of tax residency has an applicable tax treaty with the PRC that provides for an exemption or a reduced rate of withholding tax.

If the PRC tax authorities determine that we should be considered a PRC resident enterprise for EIT purposes, any dividends payable by us to our non-PRC resident enterprise shareholders or ADS holders, as well as gains realized by such investors from the transfer of our shares or ADSs may be subject to a 10% withholding tax. Furthermore, if we are considered a PRC resident enterprise for EIT purposes, it is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of up to 20% (which in the case of dividends may be withheld at source). The foregoing rates may be reduced by an applicable tax treaty, but it is unclear if a non-PRC resident shareholder or ADS holder would be able to obtain in practice the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. If dividends payable to our non-PRC resident shareholders, or gains from the transfer of our shares or ADSs by such shareholders are subject to PRC tax, the value of your investment in our shares or ADSs may decline significantly.

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

We conduct our business primarily through our subsidiaries and joint ventures in China, but we also have clinical operations in the United States and other foreign jurisdictions.  As a result, China’s political relationships with the United States and other jurisdictions may affect our business operations. There can be no assurance that our clinical trial participants or customers will not alter their perception of us or their preferences as a result of adverse changes to the state of political relationships between China and the relevant foreign jurisdictions. Any tensions and political concerns between China and the relevant foreign jurisdictions may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Risks Relating to Intellectual Property

If we, our joint ventures or our collaboration partners are unable to protect our or their products and drug candidates through intellectual property rights, our competitors may compete directly against us or them.

Our success depends, in part, on our, our joint venture partners’ and our collaboration partners’ ability to protect our and our joint ventures’ and our collaboration partners’ products and drug candidates from competition by establishing, maintaining and enforcing our or their intellectual property rights. We, our joint ventures and our collaboration partners seek to protect the products and technology that we and they consider commercially important by filing PRC and international patent applications, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. As of December 31, 2022, we had 232 issued patents, including 18 Chinese patents, 22 U.S. patents and 12 European patents, 295 patent applications pending in major market jurisdictions, and 7 pending Patent Cooperation Treaty, or PCT, patent applications relating to the drug candidates of our Oncology/Immunology operations. For more details, see Item 4.B. “Business Overview—Patents and Other Intellectual Property.” Patents may become invalid and patent applications may not be granted for a number of reasons, including known or unknown prior art, deficiencies in the patent application or the lack of originality of the technology. In addition, the PRC and the United States have adopted the “first-to-file” system under which whoever first files an invention patent application will be awarded the patent. Under the first-to-file system, third parties may be granted a patent relating to a technology which we invented. Furthermore, the terms of patents are finite. The patents we hold and patents to be issued from our currently pending patent applications generally have a twenty-year protection period starting from the date of application.

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

We and our joint ventures are parties to licenses that give us or them rights to third-party intellectual property that are necessary or useful for our or our joint ventures’ businesses.  In particular, the “Hutchison”, “Chi-Med”, “Hutchison China MediTech” and “HUTCHMED” brands, among others, have been licensed to us by Hutchison Whampoa Enterprises Limited, an affiliate of our largest shareholder, Hutchison Healthcare Holdings Limited.  Hutchison Whampoa Enterprises Limited grants us a royalty-free, worldwide license to such brands. For more details, please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship with CK Hutchison—Intellectual property licensed by the CK Hutchison group.”  Under the terms of our brand license agreement, Hutchison Whampoa Enterprises Limited has the right to terminate the license if, among other things, we commit a material breach of the agreement, or within any twelve-month period the aggregate direct or indirect shareholding in our company held by CK Hutchison is reduced to less than 35%, 30% or 20%. Furthermore, the trademarks of Elunate and Orpathys are licensed to us in China by our collaboration partner Eli Lilly and AstraZeneca, respectively.

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

Proceedings to enforce our or our joint ventures’ patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our or their efforts and resources from other aspects of our and their businesses. While we intend to protect our intellectual property rights in the major markets for our drug candidates, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our drug candidates. Furthermore, some of our collaborators are responsible for enforcing our intellectual property rights, for example, AstraZeneca is responsible for enforcing our intellectual property rights with respect to savolitinib on our behalf, we may be unable to ensure that such rights are enforced or maintained in all jurisdictions. Accordingly, our efforts to protect the intellectual property rights of our drug candidates in such countries may be inadequate.

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

Risks Relating to Our ADSs

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In March 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our ordinary shares have been listed on the SEHK and AIM and the ADSs and ordinary shares are fully fungible, we cannot assure your that an active trading market for our ordinary shares on the Hong Kong Stock Exchange or AIM of the London Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States.  A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

As of February 15, 2023, Hutchison Healthcare Holdings Limited owned approximately 38.5% of our ordinary shares. Accordingly, Hutchison Healthcare Holdings Limited can influence the outcome of any corporate transaction or other matter submitted to shareholders for approval and the interests of Hutchison Healthcare Holdings Limited may differ from the interests of our other shareholders. Under our Articles of Association, certain matters, such as amendments to our amended and restated Memorandum and Articles of Association, require the approval of not less than three-fourths of votes cast by such shareholders as, being entitled so to do, vote in person (or, in the case of such shareholders as are corporations, by their respective duly authorized representative) or by proxy. Therefore, Hutchison Healthcare Holdings Limited’s approval will be required to achieve any such threshold. In addition, Hutchison Healthcare Holdings Limited has and will continue to have a significant influence over the management and the strategic direction of our company.

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

As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not required to file quarterly reports on Form 10-Q. We are also not subject to the proxy rules in the United States, and we are not required to follow the related disclosure requirements with respect to our annual general meetings, including disclosing a compensation discussion and analysis. Our disclosure with respect to our annual general meetings will be governed by the AIM Rules for Companies, or the AIM Rules, listing rules in Hong Kong and Cayman Islands requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares or ADSs.

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

We are a foreign private issuer as defined in the Securities Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States on June 30, 2023 and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2024, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S.-listed public company, should we lose our foreign private issuer status, we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

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

Significant revaluation of the renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we would receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us. Appreciation or depreciation in the value of the renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. In addition, our operating transactions and assets and liabilities in the PRC are mainly denominated in renminbi. Such amounts are translated into U.S. dollars for purpose of preparing our consolidated financial statements, with translation adjustments reflected in accumulated other comprehensive income/(loss) in shareholders’ equity. We recorded a foreign currency translation gain of $9.5 million, a foreign currency translation gain of $3.0 million and a foreign currency translation loss of $8.5 million for the years ended December 31, 2020, 2021 and 2022, respectively.

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

The market price of our ADSs has been volatile. From March 17, 2016 to January 31, 2023, the closing sale price of our ADSs ranged from a high of $43.94 to a low of $7.39 per ADS.

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

If we are a passive foreign investment company for any taxable year, U.S. investors could be subject to adverse U.S. federal income tax consequences.

The rules governing passive foreign investment companies, or PFICs, can have adverse U.S. federal income tax consequences for U.S. investors of non-U.S. corporations. The PFIC status of a non-U.S. corporation for any taxable year depends upon the composition of its income and assets, the value of its assets and the classification of items of its income and assets as active or passive under the PFIC rules, as discussed further in Item 10.E. “Taxation—U.S. Taxation—Material U.S. Federal Income Tax Considerations with Respect to Ordinary Shares and ADSs.” Based on the composition of our income and assets and the estimated average value of our assets (including goodwill), we believe that we were not a PFIC for our taxable year ended December 31, 2022. However, our PFIC status is a factual determination that is made on an annual basis and depends on particular facts and circumstances (such as the value of our assets, including goodwill and other intangible assets). We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status depends primarily on the average value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Therefore, if our market capitalization declines we may become a PFIC. In addition, there is uncertainty as to how to apply the PFIC rules for purposes of classifying certain of our income and assets as active or passive. In light of the foregoing, no assurance can be provided that we are not, or will not be, a PFIC for any taxable year.

If we are or become a PFIC, U.S. investors in our ordinary shares and ADSs generally will be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. We do not expect to provide the information regarding our income that would be necessary in order for a U.S. investor to make a qualified electing fund, or QEF, election if we are a PFIC for any taxable year. U.S. investors in our ordinary shares or ADSs should consult their tax advisors regarding all aspects of the application of the PFIC rules to the ordinary shares and ADSs.

Under certain attribution rules, certain of our non-U.S. subsidiaries are expected to be treated as “controlled foreign corporations” for U.S. federal income tax purposes, and, as a result, there could be adverse U.S. federal income tax consequences to U.S. investors that own (directly or indirectly) our ordinary shares or ADSs and are treated as “Ten Percent Shareholders.”

Certain “Ten Percent Shareholders” (as defined below) in a non-U.S. corporation that is a “controlled foreign corporation” (a “CFC”) for U.S. federal income tax purposes generally are required to include in income for U.S. federal income tax purposes their pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property, and “global intangible low-taxed income,” even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended) that owns directly or indirectly, or is considered to own constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation or 10% or more of the total value of the stock of such corporation. We are not expected to be a CFC. However, under certain “downward attribution” rules, certain of our non-U.S. subsidiaries are expected to be treated as CFCs by virtue of being constructively owned by our U.S. subsidiaries. As a non-U.S. company, we do not intend to take these U.S. tax rules into consideration in structuring its operations, nor do we intend to provide information to Ten Percent Shareholders that may be required in order for those shareholders to properly report their U.S. taxable income with respect to our operations. U.S. investors that are or may become Ten Percent Shareholders who directly or indirectly own our ordinary shares or ADSs should consult their tax advisors with respect to the application of the CFC rules to them.

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

We are an exempted company with limited liability incorporated in the Cayman Islands.  Our corporate affairs are governed by our Articles of Association (as may be further amended from time to time), the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands.  The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands.  This common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands.  The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some aspects from those in the United States, the United Kingdom and Hong Kong. Such differences mean that the remedies available to our minority shareholders may be different from those they would have under the laws of United States, the United Kingdom, Hong Kong or other jurisdictions. In addition, some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company.

HUTCHMED (China) Limited (formerly known as Hutchison China MediTech Limited) was incorporated in the Cayman Islands on December 18, 2000 as an exempted company with limited liability under the Companies Act (As Revised) of the Cayman Islands. Our company was founded by a wholly owned subsidiary of CK Hutchison, a multinational conglomerate with operations in over 50 countries. CK Hutchison is the ultimate parent company of our largest shareholder Hutchison Healthcare Holdings Limited.

We launched our novel drug research and development operations in 2002 with the establishment of our subsidiary HUTCHMED Limited, which is focused on discovering, developing and marketing drugs for the treatment of cancer and immunological diseases. A dozen of our in-house discovered drug candidates have entered clinical trials around the world and three have so far been approved for sale. Since 2001, we have also developed drug marketing and distribution platforms in China, which primarily focus on prescription drug and consumer health products through several joint ventures and subsidiary companies and are included in our Other Ventures.

We listed our ordinary shares on the AIM market in 2006, ADSs on the Nasdaq Global Select Market in 2016 and our ordinary shares on the SEHK in 2021.

On March 4, 2021 we announced the consolidation of the two corporate identities that we have used since our inception. Hutchison China MediTech, or Chi-Med, which had been used as our group identity, while Hutchison MediPharma had been the identity of our novel drug research and development operations under which our oncology products had been developed and marketed. The brand HUTCHMED immediately replaced Chi-Med as our abbreviated name, and we changed our group company name at our Annual General Meeting in April 2021 from Hutchison China MediTech Limited to HUTCHMED (China) Limited.

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

See Item 5.B. “Liquidity and Capital Resources” for details on our capital expenditures for the years ended December 31, 2020, 2021 and 2022.

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

Broad pipeline of differentiated targeted therapies and immunotherapies built for the global market. We have a pipeline of differentiated drug candidates covering both novel and validated targets, including MET, VEGFR, FGFR, CSF-1R, PI3Kδ, Syk, EZH2, IDH, ERK, BTK, CD47 and EGFR. The aim of our research is to develop drugs with high selectivity and superior safety profiles, a key benefit of which is that our drug candidates have the potential to be effectively paired with other oncology and immunology therapies at effective dosages with fewer side effects.

Commercially launching products while continuing to discover new assets. In China, three of our internally developed drugs, Elunate (fruquintinib), Sulanda (surufatinib) and Orpathys (savolitinib) are commercially available to patients. All three drugs are in late-stage development outside of China, with the most advanced being fruquintinib for which a rolling NDA submission to the United States FDA is being submitted. To accelerate the availability of our innovative medicines for patients globally, we seek partnerships to commercialize our drugs outside of China, such as our partnership with AstraZeneca on savolitinib, and our recently agreed partnership with Takeda on fruquintinib. In addition, we have eleven additional drug candidates that have entered clinical development and several pre-clinical drug candidates.

Comprehensive global in-house discovery and development capabilities. We have a comprehensive drug discovery and development operation covering chemistry, biology, pharmacology, toxicology, chemistry and manufacturing controls for clinical and commercial supply, clinical and regulatory and other functions. It is led by a team of approximately 960  scientists, who have created one of the broadest global clinical pipelines among our peer oncology and immunology focused biotechnology companies. Currently, we are conducting approximately 40 different clinical studies in oncology patients globally, including over 15 Phase III registration and Phase II registration-intent studies underway.

Long-standing drug marketing and distribution experience to support the realization of in-house oncology innovations in China. We have built large-scale and profitable drug marketing and distribution capabilities through our Other Ventures operations, which primarily manufacture, market and distribute prescription drugs in China. Our more than 20 years of track record and deep institutional knowledge of the drug marketing and distribution process are being leveraged to bring our in-house oncology innovations to patients. We have built and continue to expand our in-house oncology drug sales team to over 870 persons at end of 2022 to support the commercialization of Elunate, Sulanda and our other innovative drugs, if approved, throughout mainland China, Hong Kong and Macau. Our oncology drug sales team covers over 3,000 hospitals and over 33,000 oncology physicians in China, a network that we estimate represents over 90% of oncology drug sales in China.

Our Strategies

Our vision is to be a global leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of patients with cancer and immunological diseases. Key elements of our strategy are to:

Realize the global potential of our oncology drug candidates

Our first wave of innovation - namely, fruquintinib (partnered in China with Eli Lilly and to be partnered outside of China with Takeda), savolitinib (partnered globally with AstraZeneca) and surufatinib (unpartnered) - are either commercialized, under review for marketing authorization or in registrational studies in multiple jurisdictions. In tandem with our ongoing progression of such drugs, we will continue to invest in the future with our deep pipeline of unpartnered next wave of oncology assets for which we own all rights globally and have significant flexibility in driving their development. We intend to accelerate our global drug development by leveraging our advanced clinical trial data from China, selectively conducting early-stage and proof-of-concept clinical trials in other jurisdictions so that the programs progress globally, then form partnerships to complete late-stage development and/or commercial launch outside China.

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

We plan to continue to build out our global pipeline of self-discovered drug candidates by advancing a rich pipeline of early-stage drug candidates, which include small molecule drugs targeting new pathways and biologics addressing novel targets designed for use in combination with our small molecules, as well as potentially a broad range of third-party therapies.

Build and scale our marketing and commercialization capabilities globally

We plan to leverage our long-standing drug marketing and distribution know-how and infrastructure to support our innovative oncology product launches, focusing in particular on the Chinese market. We have a more than 20-year track record of marketing and selling products in China. We aim to steadily grow our in-house oncology drug sales team in mainland China, Hong Kong and Macau from over 870 at the end of 2022. Outside of China, we look to form collaborations with leading biopharmaceutical companies and/or contract sales organizations to fully realize the value of our assets. We will also continue to scale our manufacturing capacity to support the sales of our approved drugs, including through the expansion beyond our existing Suzhou production facility after the completion of our new plant in Shanghai, which will provide a five-fold increase in our existing production capacity.

Identify China business development opportunities to complement our internal research and development activities

We plan to explore opportunities to in-license complementary late-stage drug candidates in China to supplement our in-house research and development capabilities, with a focus on drug candidates with the potential to both complement our existing drug pipeline including through having synergistic effects and augment our oncology commercial portfolio, such as Tazverik from Ipsen. In addition, we expect to progress some of our drug candidates by pursuing business development opportunities with other biopharmaceutical companies in China such as our collaborations to evaluate combining fruquintinib with anti-PD-1 antibodies for the treatment of various solid tumor cancers. We will also continue to work with our partners, AstraZeneca, Eli Lilly and Takeda (subject to closing of our recent agreement), to optimize the potential of our drug candidates savolitinib (globally with AstraZeneca) and fruquintinib (outside China with Takeda and in China with Eli Lilly).

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

Oncology Commercial Operations

Savolitinib

In late June 2021, savolitinib became the first-in-class selective MET inhibitor to be approved in China and was launched as Orpathys. Our partner, AstraZeneca, then launched Orpathys in mid-July 2021, less than three weeks after its conditional approval by the NMPA for patients with MET exon 14 skipping alteration NSCLC. More than a third of the world’s lung cancer patients are in China. Among those with NSCLC globally, approximately 2-3% have tumors with MET exon 14 skipping alterations.

In 2021 and 2022, Orpathys was sold as a self-pay drug. AstraZeneca introduced a patient access program in late 2021 which subsidizes use of Orpathys, through progressive disease. In-market sales for Orpathys grew by 159% in 2022 to $41.2 million (2021: $15.9m) resulting in our consolidation of $22.3 million (2021: $11.3m) in revenues from manufacturing fees and royalties in 2022. Following negotiations with the China NHSA in January 2023, starting on March 1, 2023, Orpathys will be included in the updated NRDL, broadening patient access to this medicine.

Market understanding of the need for MET testing has improved significantly, with Orpathys’s brand share more than doubling since the end of 2021 in the rapidly growing targeted therapy area. In the National Health Commission’s Treatment Guidelines for Primary Lung Cancer 2022 and the China Medical Association Oncology Committee Lung Cancer Group’s China Medical Association Guideline for Clinical Diagnosis and Treatment of Lung Cancer, Orpathys was identified as the only targeted therapy recommended for MET exon 14 patients, while similar guideline from CSCO also recommended Orpathys as the standard of care for such patients.

Fruquintinib

Fruquintinib is approved for the treatment of third-line metastatic CRC for which there is an approximate incidence of 83,000 new patients per year in China and was launched as Elunate. We estimate that in 2022, approximately 32,000 (2021: approximately 22,000) new patients were treated with Elunate in China resulting in in-market sales of $93.5 million, up 32% versus 2021 ($71.0 million). Following negotiations with the China NHSA, Elunate continues to be included in the NRDL for a new two-year term starting in January 2022. For this renewal, we agreed to a discount of 5% relative to the 2021 NRDL price. In January 2022, Elunate was approved in the Macau Special Administrative Region, our first drug to be approved in the territory and the first based on NMPA approval, following the latest update to the Macau provisions on new drug importation which allow drugs approved in one or more specified jurisdictions to be authorized for use in Macau.

We are collaborating with Eli Lilly on the development and commercialization in China. Under the terms of our agreement with Eli Lilly, we manage all on-the-ground medical detailing, promotion and local and regional marketing activities for Elunate in China. We recognize as revenues approximately 70-80% of Elunate in-market sales from manufacturing fees, service fees and royalties paid to us by Eli Lilly. In 2022, we recognized $69.9 million in revenue for Elunate, equal to 74.8% of in-market sales.

In January 2023, we entered into an agreement with a subsidiary of Takeda whereby it will receive an exclusive worldwide license to develop, manufacture and commercialize fruquintinib in all indications and territories outside of China. In China, it is marketed and will continue to be marketed by us in partnership with Eli Lilly. The deal is subject to customary closing conditions, including completion of antitrust regulatory reviews. Following these clearances, Takeda will become solely responsible for the development and commercialization of fruquintinib in all the included territories.

Surufatinib

Surufatinib launched as Sulanda in 2021 for the treatment of all advanced NETs for which there is an approximate incidence of 34,000 new patients per year in China.

In 2021, Sulanda was sold as a self-pay drug. We used means-tested early access and patient access programs to help patients afford Sulanda. Despite these access programs, duration of treatment was often affected by the economic constraints of patients. Following negotiations with the China NHSA, Sulanda was included in the NRDL starting in January 2022 at a 52% discount on our main 50mg dosage form, relative to the 2021 self-pay price. Under the NRDL, actual out-of-pocket costs for patients in 2022 represented approximately 15-20% of the 2021 self-pay price.

As a result of inclusion in the NRDL and our continued marketing activities, patient access to Sulanda, as well as duration of treatment, have been expanding with total sales in 2022 increasing by 178% to $32.3 million (2021: $11.6 million). In 2022, approximately 12,000 new patients were treated with Sulanda, representing approximately 2.5 times the approximately 4,800 new patients in 2021.

In April 2022, surufatinib was approved in the Macau Special Administrative Region.

Tazemetostat

In May 2022, tazemetostat was approved by the Health Commission and Medical Products Administration of Hainan Province to be used in the Hainan Boao Lecheng International Medical Tourism Pilot Zone (Hainan Pilot Zone), under the Clinically Urgently Needed Imported Drugs scheme, for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma consistent with the label as approved by the FDA. Launched in 2013 and located in China, the Hainan Pilot Zone is a destination for international medical tourism and global hub for scientific innovation, welcoming 83,900 medical tourists in 2020, according to official data.

Following inclusion in the 2022 CSCO guidelines for epithelioid carcinoma, three patients began treatment in 2022, with the first patient having remained on medication for over six months. In December 2022, a market authorization application was submitted in Hong Kong.

Clinical Drug Development Summary

We are the Marketing Authorization Holder in China of three internally discovered and developed innovative oncology medicines, savolitnib, fruquintinib and surufatinib, which are marketed as Orpathys, Elunate and Sulanda, respectively. Besides the three marketed drugs, we have additional drug candidates in earlier stage clinical development. Several of our oncology drug candidates are in development outside China including savolitinib, for which we are in a global partnership with AstraZeneca, fruquintinib, for which we have agreed to license non-China rights to Takeda.

The following table summarizes the status of our clinical drug portfolio’s development as of the date of the filing of this annual report:

| Program | Investigational treatment | Disease | Target patient | Study name | Country/region | Dose finding / safety run-in | Proof of concept | Registration |
|---|---|---|---|---|---|---|---|---|
| **Fruquintinib** VEGFR-1, -2, -3 | **Fruquintinib** | CRC | Refractory | FRESCO-2 | Global | | | |
| | **Fruquintinib** | CRC, BC | | | US | | | |
| | **Fruquintinib** + tislelizumab (PD-1) | MSS-CRC^ | | | Korea/China | | | |
| | **Fruquintinib** + tislelizumab (PD-1) | Solid tumors^ | | | Korea/China | | | |
| | **Fruquintinib** | CRC | ≥3L; chemotherapy refractory | FRESCO | China | | | |
| | **Fruquintinib** + paclitaxel | GC | 2L | FRUTIGA | China | | | |
| | **Fruquintinib** + sintilimab (PD-1) | EMC | | | China | | | |
| | **Fruquintinib** + sintilimab (PD-1) | RCC | | | China | | | |
| | **Fruquintinib** + sintilimab (PD-1) | CRC | | | China | | | |
| | **Fruquintinib** + sintilimab (PD-1) | GI, NSCLC, Cervical | | | China | | | |
| | **Fruquintinib** + tislelizumab (PD-1) | CRC^ | | | China | | | |
| | *Note: ^ The Phase II study in China and Korea for GC, CRC or NSCLC is led by BeiGene.* | | | | | | | |
| **Savolitinib** MET | **Savolitinib** + osimertinib (EFGR) | NSCLC | EGFRm/MET+ osimertinib-refractory | SAVANNAH | Global | * | | |
| | **Savolitinib** + osimertinib (EFGR) | NSCLC | EGFRm/MET+ osimertinib-refractory | SAFFRON | Global | | | |
| | **Savolitinib** + durvalumab (PD-L1) | Papillary RCC | MET+ | SAMETA | Global | | | |
| | **Savolitinib** | NSCLC | MET exon 14 skipping alteration | | China | | | |
| | **Savolitinib** | NSCLC | MET exon 14 skipping alteration | | China | (Confirmatory) | | |
| | **Savolitinib** + osimertinib (EFGR) | NSCLC | Treatment-naïve, MET+ /EGFRm | SANOVO | China | | | |
| | **Savolitinib** + osimertinib (EFGR) | NSCLC | 2L, MET+ /EGFR TKI-refractory | SACHI | China | | | |
| | **Savolitinib** | GC | 2L, MET+ | | China | | | |
| | **Savolitinib** + durvalumab (PD-L1) | NSCLC | MET driven; EGFR wild type | SOUND | China | | | |
| | *Note: HUTCHMED is investigating savolitinib in a global collaboration with AstraZeneca. AstraZeneca leads development outside of China.* | | | | | | | |
| **Surufatinib** VEGFR-1, -2, -3, FGFR1, CSF-1R | **Surufatinib** | NET | | | Japan | (Bridging) | | |
| | **Surufatinib** | Pancreatic NET | All | SANET-p | China | | | |
| | **Surufatinib** | Non-Pancreatic NET | All | SANET-ep | China | | | |
| | **Surufatinib** + toripalimab (PD-1) | NEC | | SURTORI-01 | China | | | |
| | **Surufatinib** + toripalimab (PD-1) | SCLC | | | China | | | |
| | **Surufatinib** + toripalimab (PD-1) | BTC, Solid tumors | | | China | | | |
| **Amdizalisib (HMPL-689)** PI3Kδ | **Amdizalisib** | FL | Relapsed/refractory | | China | | | |
| | **Amdizalisib** | MZL | Relapsed/refractory | | China | | | |
| **Sovleplenib (HMPL-523)** SYK | **Sovleplenib** | HL/NHL | | | US/EU | | | |
| | **Sovleplenib** | ITP | Relapsed/refractory | ESLIM-01 | China | | | |
| | **Sovleplenib** | wAIHA | All | | China | | | |
| **Tazemetostat** EZH2 | **Tazemetostat** | ES, FL | | | China | | | |
| | **Tazemetostat** | FL | Relapsed/refractory | SYMPHONY-1 | China | | | |
| | **Tazemetostat** | FL | 3L | | China | (Bridging) | | |
| | **Tazemetostat** + amdizalisib | Lymphoma | Relapsed/refractory | | China | | | |
| | *Note: Tazemetostat developed by Epizyme. Approved in the US for ES and FL as a monotherapy. HUTCHMED rights are for Greater China – bridging study being planned.* | | | | | | | |
| **HMPL-453** FGFR1, 2, 3 | **HMPL-453** | IHCC | | | China | | | |
| | **HMPL-453** + multiple combos | Solid tumors | | | China | | | |
| **HMPL-306** IDH 1/2 | **HMPL-306** | Solid tumors | Relapsed/refractory | | US/EU | | | |
| | **HMPL-306** | AITL, AML, MDS, MPN | Relapsed/refractory | | US/EU | | | |
| | **HMPL-306** | AML, CMML, MDS, MPN | Relapsed/ refractory | | China | | | |
| **HMPL-295** ERK, MAPK pathway | **HMPL-295** | Solid tumors | | | China | | | |
| **HMPL-760** BTK | **HMPL-760** | NHL | Relapsed/refractory | | China | | | |
| **HMPL-653** CSF-1R | **HMPL-653** | Solid tumors, TGCT | | | China | | | |
| **HMPL-A83** CD47 | **HMPL-A83** | Malignant Neoplasms | Advanced | | China | | | |

Global China

* Phase II registration-intent study subject to regulatory discussion;

Note:

AITL = Angioimmunoblastic T-cell lymphoma; AML = Acute myeloid leukemia; BC = Breast cancer; BTC = Biliary tract cancer; CD-47 = Cluster of differentiation 47; CMML = Chronic myelomonocytic leukemia; CRC = Colorectal cancer; ERK = Extracellular signal-regulated kinase; ES = Epithelioid sarcoma; EZH2 = Enhancer of zeste homolog 2; FL = follicular lymphoma; GC= gastric cancer; GI= gastrointestinal; HL = Hodgkin’s lymphoma; IHCC = Intrahepatic cholangiocarcinoma; ITP = Immune thrombocytopenia purpura; NDA = New Drug Application; NEC = Neuroendocrine carcinoma; MAA = Marketing Authorization Application; MAPK pathway = RAS-RAF-MEK-ERK signaling cascade; MDS = myelodysplastic syndrome; MDS = Myelodysplastic syndromes; MET = mesenchymal epithelial transition receptor; MZL = marginal zone lymphoma; NSCLC = non-small cell lung cancer; EGFRm = epidermal growth factor receptor mutation; RCC = renal cell carcinoma; VEGFR = vascular endothelial growth factor receptor; TKI = tyrosine kinase inhibitor; FGFR 1 = fibroblast growth factor receptor 1; CSF-1R = colony stimulating factor-1 receptor; NET = neuroendocrine tumors; TN = triple negative; EMC = endometrial cancer; PI3Kδ = Phosphatidylinositol-3-Kinase delta; NHL = Non-Hodgkin’s Lymphoma; PTCL = peripheral T-cell lymphoma; Syk = spleen tyrosine kinase; SCLC = Small cell lung cancer; IDH 1/2 = isocitrate dehydrogenase 1/2; BTK = Bruton’s tyrosine kinase; TGCT = Tenosynovial giant cell tumor; wAIHA = warm autoimmune hemolytic anemia.

Savolitinib – selective MET inhibitor in late-stage clinical development as a monotherapy and in combination therapies in global partnership with AstraZeneca

Savolitinib is a potent and selective small molecule inhibitor of the MET receptor tyrosine kinase, an enzyme which has been shown to function abnormally in many types of solid tumors. We designed savolitinib through chemical structure modification to specifically address kidney toxicity, the primary issue that halted development of several other selective MET inhibitors. In clinical trials to date in over 1,500 patients globally, savolitinib has shown promising signs of clinical efficacy in patients with multiple types of MET gene alterations in lung cancer, kidney cancer and gastric cancer with an acceptable safety profile.

In June 2021, the NMPA approved savolitinib for marketing for the treatment of NSCLC with MET exon 14 skipping alterations, making savolitinib the first-in-class selective MET inhibitor in China. This approval follows a priority review designation by the NMPA and is the first regulatory approval globally for this oral, potent and selective MET TKI. The approval by the NMPA was based on positive results from a Phase II trial conducted in China in patients with NSCLC with this mutation, including patients with the more aggressive pulmonary sarcomatoid carcinoma subtype. Savolitinib demonstrated effective anti-tumor activity based on an independent review of objective response rate (“ORR”) and disease control rate (“DCR”). The approval is conditional upon successful completion of an ongoing confirmatory study in this patient population. The results reviewed by the NMPA when it approved savolitinib were also published in The Lancet Respiratory Medicine.

We are currently testing savolitinib in global partnership with AstraZeneca, both as a monotherapy and in combination with immunotherapy and targeted therapy. Most notably, MET-aberration is a major mechanism for acquired resistance to both first-generation EGFR TKIs as well as third-generation EGFR TKIs like Tagrisso. Savolitinib has been studied extensively in these patients in the TATTON and SAVANNAH studies. Final results from the TATTON study were presented at World Conference on Lung Cancers (“WCLC”), in January 2021, and preliminary results from SAVANNAH were presented at WCLC in August 2022. Findings based on SAVANNAH and the TATTON studies supported the initiation of the SAFFRON global Phase III study in patients with EGFR-mutated, MET-driven, locally advanced or metastatic NSCLC whose disease progressed on first- or second-line treatment with Targrisso as the most recent therapy, with no prior chemotherapy in the metastatic setting allowed. China-based Phase III studies SACHI and SANOVO were also initiated. Savolitinib was granted fast track designation by the FDA for the combination treatment with Tagrisso of NSCLC patients harboring MET overexpression and/or amplification following progression on Targrisso.

Proof-of-concept studies of savolitinib in kidney cancer (as a monotherapy as well as in combination with a PD-L1 inhibitor) and gastric cancer (as a monotherapy as well as in combinations with chemotherapy) have demonstrated positive results, with subsequent clinical development ongoing or in planning. For example, we initiated a global Phase III pivotal trial (SAMETA) in October 2021 for savolitinib in combination with Imfinzi, AstraZeneca’s anti-PD-L1 antibody durvalumab, in MET positive patients with papillary renal cell carcinoma or PRCC, a form of kidney cancer. Savolitinib opportunities are also continuing to be explored in multiple other MET-driven tumor settings via investigator-initiated studies.

Fruquintinib—selective VEGFR 1, 2 and 3 inhibitor with the best selectivity for its targets in global NDA submission and commercially launched as Elunate in China in CRC in November 2018

Fruquintinib is a highly selective and potent oral inhibitor of vascular endothelial growth factor or VEGF receptors, known as VEGFR 1, 2 and 3. We believe that fruquintinib has the potential to become a selective small molecule VEGFR 1, 2 and 3 inhibitor for many types of solid tumors that has the highest selectivity, and we are currently studying fruquintinib in CRC, gastric cancer, endometrial cancer, kidney and other solid tumor types. Fruquintinib was designed to improve kinase selectivity to minimize off-target toxicities, improve tolerability and provide more consistent target coverage. The tolerability in patients to date, along with fruquintinib’s low potential for drug-drug interaction based on pre-clinical assessment, suggests that it may be highly suitable for combinations with other anti-cancer therapies.

Building on the data collected from our successful Phase III trial in China, known as the FRESCO study, which supported fruquintinib’s approval in China, we initiated FRESCO-2, a large randomized controlled study of fruquintinib in the United States, Europe, Japan and Australia. The FDA granted fast track designation for the development of fruquintinib for the treatment of patients with mCRC in June 2020, enabling us to submit sections of the NDA on a rolling basis. Based on the successful results of the FRESCO-2 study, we initiated the filing of a rolling submission of an NDA to the FDA for fruquintinib for the treatment of mCRC.

Aside from its first approved indication of late-line CRC in China that is being applied for globally, we are conducting studies of fruquintinib in combination with other drugs in various indications.  For example, we plan to submit a supplemental NDA in China for the treatment of gastric cancer in combination with paclitaxel following the results of the FRUTIGA Phase III study, and we have several ongoing registration-intent studies of fruquintinib combined with chemotherapy (FRUTIGA study in gastric cancer) or checkpoint inhibitors (Tyvyt combo, in endometrial cancer and RCC) in China.

Fruquintinib is being commercialized and developed in partnership with Eli Lilly in China, where we are responsible for development, manufacturing, on-the-ground medical detailing, promotion and local and regional marketing activities. In January 2023, we entered into an agreement whereby Takeda will receive an exclusive worldwide license to develop, manufacture and commercialize fruquintinib in all indications and territories outside of China. The Takeda partnership is subject to customary closing conditions, including completion of antitrust regulatory reviews. Following these clearances, Takeda will become solely responsible for the development and commercialization of fruquintinib in all the included territories.

Surufatinib—unique angio-immuno kinase inhibitor commercially launched as Sulanda in China in advanced NETs; first VEGFR/FGFR/CSF-1R inhibitor for all advanced NETs

Surufatinib is a novel, oral angio-immuno kinase, small molecule inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, which both inhibit angiogenesis, and colony stimulating factor-1 receptor, or CSF-1R, which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells. Its unique dual mechanism of action may be very suitable for possible combinations with other immunotherapies. We believe surufatinib is potentially the first VEGFR/FGFR/CSF-1R inhibitor for all advanced NETs.

Surufatinib was approved by the NMPA in December 2020 for the treatment of non-pancreatic NETs and is now being marketed by us in China under the brand name Sulanda. This NMPA approval of surufatinib was based on results from the SANET-ep study, a Phase III trial in patients with advanced non-pancreatic NETs conducted in China. The positive results of this trial were highlighted in an oral presentation at the 2019 ESMO Congress and published in The Lancet Oncology in September 2020. In June 2021, surufatinib was approved by the NMPA for the treatment of advanced pancreatic NETs. This NMPA approval of surufatinib was based on results from the SANET-p study, a Phase III trial in patients with advanced pancreatic NETs conducted in China. The positive results of this trial were highlighted in an oral presentation at the 2020 ESMO Congress and published in The Lancet Oncology in September 2020. In 2022, we presented a pooled analysis of safety data from the SANET-p and SANET-ep studies at the 2022 ASCO annual meeting.

Outside of China, we are conducting a bridging study to support registration of surufatinib for advanced NET in Japan. This Japan trial was initiated in September 2021 and the results are expected in the first half of 2023. In the United States and Europe, we submitted an NDA to the FDA and MAA to the EMA for surufatinib monotherapy for the treatment of NETs. After receiving a Complete Response Letter from the FDA and negative feedback from EMA reviewers, we withdrew our NDA and MAA.

We have various additional clinical trials of surufatinib ongoing in combination with checkpoint inhibitors.

We own all rights to surufatinib globally.

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

We have various clinical trials of sovleplenib ongoing. Based on the encouraging data from Phase Ib study of sovleplenib in adult patients with immune thrombocytopenia, we commenced a Phase III study in the same indication and the final patient enrolled in the study received their first dose in December 2022. In January 2022, sovleplenib received the Breakthrough Therapy Designation in China for treatment of primary immune thrombocytopenia. The NMPA grants Breakthrough Therapy Designation to new drugs that treat life-threatening diseases or serious conditions for which there are no effective treatment options, and where clinical evidence demonstrates significant advantages over existing therapies. In September 2022, we also initiated a randomized, double-blind, placebo-controlled Phase II/III study to evaluate the efficacy, safety, tolerability, and pharmacokinetics of sovleplenib in the treatment of warm AIHA.

We own all rights to sovleplenib globally.

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

We have multiple ongoing clinical studies of amdizalisib for various subtypes of lymphomas. In April 2021, we commenced a registration-intent, single-arm, open-label Phase II trial in China in approximately 100 patients with relapsed/refractory follicular lymphoma and approximately 80 patients with relapsed/refractory marginal zone lymphoma, two subtypes of non-Hodgkin’s lymphoma. The trial is being conducted in over 35 sites in China, has fully enrolled the follicular lymphoma cohort and is expected to complete enrollment for the marginal zone lymphoma cohort around mid-year.

We own all rights to amdizalisib globally.

Tazemetostat

In August 2021, we entered into a strategic collaboration with Epizyme, Inc. (a subsidiary of Ipsen Pharma SAS), to research, develop, manufacture and commercialize tazemetostat (Tazverik) in Greater China, including mainland China, Hong Kong, Macau and Taiwan. Tazemetostat is an inhibitor of EZH2 developed by Ipsen that is approved by the FDA for the treatment of certain epithelioid sarcoma and follicular lymphoma patients. It received accelerated approval from the FDA based on ORR and DOR in January and June 2020 for epithelioid sarcoma and follicular lymphoma, respectively.

We are developing and plan to seek approval for tazemetostat in various hematological and solid tumors, in Greater China, through a bridging study and other studies including in combination with amdizalisib. We are participating in Ipsen’s SYMPHONY-1 (EZH-302) study, leading it in Greater China. We have initiated a Phase II study of tazemetostat with amdizalisib in 2023. We will generally be responsible for funding all clinical trials of tazemetostat in Greater China, including the portion of global trials conducted there. We are responsible for the research, manufacturing and commercialization of tazemetostat in Greater China.

HMPL-306—potentially the first dual inhibitor of IDH1 and IDH2 with applications in hematological malignancies and solid tumors

HMPL-306 is a novel small molecule dual-inhibitor of isocitrate dehydrogenase 1 and 2, or IDH 1 and 2, enzymes. IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies and solid tumors, particularly among acute myeloid leukemia patients. A Phase I trial in China was initiated in July 2020, in patients of relapsed or refractory hematological malignancies with an IDH1 and/or IDH2 mutation. We plan to initiate the dose expansion portion of this Phase I study in early 2023.

We own all rights to HMPL-306 globally.

HMPL-760—an investigational, highly selective, third-generation oral inhibitor of BTK with improved potency versus first generation BTK inhibitors against both wild type & C481S mutant enzymes

HMPL-760 is an investigational, non-covalent, third-generation BTK inhibitor. It is a highly potent, selective, and reversible inhibitor with long target engagement against BTK, including wild-type and C481S-mutated BTK. In January 2022, we initiated a Phase I trial in China in patients with previously treated chronic lymphocytic leukemia/small lymphocytic lymphoma or other types of non-Hodgkin lymphoma, including patients treated with a prior regimen containing a BTK inhibitor, whose disease carries either wild-type BTK or acquired resistance to first generation BTK inhibitors due to additional mutations to BTK. The initial dose escalation stage to determine the maximum tolerated dose and/or the RP2D is to be followed by a dose expansion phase where patients will receive HMPL‑760 to further evaluate the safety, tolerability, and clinical activity at the RP2D.

We own all rights to HMPL-760 globally.

HMPL-453—highly selective FGFR 1/2/3 inhibitor with potential in solid tumors

HMPL-453 is a novel, selective, oral inhibitor targeting FGFR 1/2/3. Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis, as well as resistance to anti-tumor therapies. A Phase II study is ongoing in patients with advanced intrahepatic cholangiocarcinoma, or IHCC, with FGFR2 fusion that had failed at least one line of systemic therapy. We have recently agreed a registration enabling study design for HMPL-453 for IHCC with the CDE. IHCC is a cancer that develops within the bile ducts, the second most common primary hepatic malignancy after hepatocellular carcinoma. Approximately 10-15% of IHCC patients have tumors that harbor FGFR2 fusion. We also initiated a Phase I/II study of HMPL-453 in combination with chemotherapies or toripalimab for advanced solid tumors in China in January 2022.

We own all rights to HMPL-453 globally.

HMPL-295 – an investigative and highly selective small molecule inhibitor of ERK in the MAPK pathway with the potential to address intrinsic or acquired resistance from upstream mechanisms such as RAS-RAF-MEK

HMPL-295 is a novel ERK inhibitor. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK pathway). This is our first of multiple candidates in discovery targeting the MAPK pathway. A China Phase I study of HMPL-295 as a monotherapy was initiated in July 2021.

We own all rights to HMPL-295 globally.

HMPL-653—CSF-1R inhibitor

HMPL-653 is a novel, highly selective, and potent CSF-1R inhibitor designed to target CSF-1R driven tumors as a monotherapy or in combination with other drugs. We initiated a China Phase I study in January 2022.

We own all rights to HMPL-653 globally.

HMPL-A83, IgG4-type humanized anti-CD47 monoclonal antibody

HMPL-A83 is an investigational IgG4-type humanized anti-CD47 monoclonal antibody that exhibits high affinity for CD47. HMPL-A83 blocks CD47 binding to Signal regulatory protein (SIRP) α and disrupts the “do not eat me” signal that cancer cells use to shield themselves from the immune system.

We own all rights to HMPL-A83 globally.

Discovery Research & Pre-clinical Development

We have built a drug discovery engine based in China, which has already produced a pipeline of around 20 differentiated clinical and late pre-clinical stage drug candidates covering both novel and validated targets of which three are now marketed. We strive to create differentiated novel oncology and immunology treatments with global potential. These include furthering both small molecule and biologic therapies which address aberrant genetic drivers and cancer cell metabolism; modulate tumor immune microenvironment; and target immune cell checkpoints. We design drug candidates with profiles that enable them to be used in innovative combinations with other therapies, such as chemotherapy, immunotherapy and other targeted therapies in order to attack disease simultaneously through multiple modalities and pathways. We believe that this approach can significantly improve treatment outcomes for patients.

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

Manufacturing

We use contract manufacturing organizations in China to produce our clinical and commercial API supplies. For manufacturing drug products, we currently use a combination of contract manufacturers and our internal manufacturing facility. We have a drug product facility in Suzhou which manufactures both clinical and commercial supplies for some of our products. We are building a new drug product facility in Pudong, Shanghai, which will increase our novel drug product manufacturing capacity by over five times. The construction and qualification of the Shanghai facility is expected to be completed in mid-2023 and technology transfer will start for some projects into the facility in late 2023. We expect to manufacture clinical supplies from the new facility starting in 2023 and commercial supplies around 2025 after the necessary regulatory filings and approvals.

We completed technology transfer for the API and drug product of amdizalisib and sovleplenib into the selected commercial manufacturing facilities in preparation for potential NDA filings. Process validation for these products (both API and drug product) is expected to complete in 2023. We also completed the NDA enabling work related to manufacturing for the global launch of fruquintinib at the commercial manufacturing sites. Process validation for API of this product has been completed, and process validation for drug product will be completed in the second half of 2023 in time for potential approval and launch.

Other Ventures

In addition to our Oncology/Immunology operations, our Other Ventures include large-scale drug marketing and distribution platforms covering about 290 cities and towns in China with approximately 2,900 manufacturing and commercial personnel as of December 31, 2022. Built over the past 20 years, it primarily focuses on prescription drug and consumer health products mainly through: (i) Shanghai Hutchison Pharmaceuticals, a non-consolidated joint venture with a commercial team of about 2,300 staff managing the medical detailing and marketing of a range of own-brand prescription drug products and (ii) Hutchison Sinopharm, a consolidated joint venture focused on providing commercial services for our own marketed drugs, as well as marketing third-party prescription drug products. Hutchison Baiyunshan, a former non-consolidated joint venture focused on the manufacturing, marketing and distribution of primarily own-brand OTC drugs, was also a part of our Other Ventures’ operations before its disposal in September 2021.

Net income attributable to our company from our Other Ventures totaled $72.8 million, $142.9 million and $54.6 million for the years ended December 31, 2020, 2021 and 2022, respectively, and are remitted to our group through dividend payments primarily from our non-consolidated joint venture mentioned above. In 2022, dividends of an aggregate amount of $43.7 million were distributed from Shanghai Hutchison Pharmaceuticals to our group, with aggregate dividends received by our group since inception of over $280 million.

Our Clinical Pipeline

The following is a summary of the clinical pipeline for our drug candidates, many of which are being investigated against multiple indications.

1.	Savolitinib (HMPL-504), MET Inhibitor

Savolitinib is a potent and selective inhibitor of MET, an enzyme which has been shown to function abnormally in many types of solid tumors. We designed savolitinib to address human metabolite-related renal toxicity, the primary issue that halted development of several other selective MET inhibitors. In clinical studies to date, savolitinib has shown promising signs of clinical efficacy in patients with MET gene alterations in NSCLC, PRCC, CRC and gastric cancer with an acceptable safety profile. In global partnership with AstraZeneca, savolitinib has been studied in over 1,500 patients to date, both as a monotherapy and in combinations. For more information regarding our partnership with AstraZeneca, see “—Overview of Our Collaborations—AstraZeneca.”

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

MET also plays a role in drug resistance in many tumor types. For instance, MET gene aberrations has been found in NSCLC and CRC following anti-EGFR treatment, leading to drug resistance. Furthermore, MET dysregulation is considered to play a role in the immunosuppression and pathogenesis of kidney cancer.

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

Non-small Cell Lung Cancer

The table below shows a summary of clinical trials for savolitinib in NSCLC patients.

Clinical Trials of Savolitinib in NSCLC

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	MET exon 14 skipping alterations	China	II	Approved	NCT02897479
			Registration	and launched in 2021. Final OS
analysis at ELCC 2022
Savolitinib monotherapy	MET exon 14 skipping alterations	China	III	Ongoing since 2021	NCT04923945
Confirmatory

Savolitinib + Imfinzi	SOUND: MET-driven, EGFR wild type	China	II	Ongoing since 2022	NCT05374603
Savolitinib + Tagrisso	SAVANNAH: 2L/3L	Global	II	Ongoing. Data that	NCT03778229
	EGFRm+; Tagrisso		Registration-	supported Phase IIIs at WCLC 2022
	refractory; MET+		intent
Savolitinib + Tagrisso	SAFFRON:2L/3L EGFRm+;	Global	III	Ongoing since 2022	NCT05261399
Tagrisso refractory;
MET+
Savolitinib + Tagrisso	SACHI: 2L EGFR TKI	China	III	Ongoing since 2021	NCT05015608
refractory NSCLC;
MET+
Savolitinib + Tagrisso	SANOVO: Naïve	China	III	Ongoing since 2021	NCT05009836
patients with EGFRm
& MET+

Notes:     Global = more than two countries; 2L = second line; 3L = third line; and refractory = resistant to prior treatment.

Savolitinib Monotherapy

More than one third of the world’s lung cancer patients are in China and, among those with NSCLC, approximately 2-3% have tumors with MET exon 14 skipping alterations.

Phase II study of savolitinib monotherapy in NSCLC patients with MET exon 14 alteration (NCT02897479).

We have completed a 70-patient Phase II registration-enabling study in China of savolitinib as a monotherapy for MET exon 14 skipping NSCLC patients who have progressed following prior systemic therapy, or unable to receive chemotherapy.

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

At subsequent data cut-off date of August 3, 2020, in the 61 evaluable patients, ORR was 49.2% and disease control rate was 93.4%. Median duration of response was 8.3 months (95% confidence interval: 5.3-16.6). Results from this study were published in The Lancet Respiratory Medicine and formed the basis for an NDA filing, which was approved by the NMPA in June 2021. Final OS and subgroup analysis was presented for this trial at European Lung Cancer Congress 2022 and published in the journal JTO Clinical and Research Reports. The updated results further confirmed the favorable benefit of savolitinib in these patients and in each subgroup and the acceptable safety profile. At final data cut off-date of June 28, 2021. In the full analysis set of 70 patients, median PFS was 6.9 months (95% confidence interval: 4.6-8.3). Median OS was 12.5 months (95% confidence interval: 10.5-21.4). A 95% confidence interval means that there is a 95% chance that the results will be within the stated range. CTC grade 3 or above TEAEs, with greater than 5% incidence related to savolitinib treatment were peripheral edema (9%), increased aspartate aminotransferase (13%) and increased alanine aminotransferase (10%). Clinical data demonstrated an acceptable safety profile with an adverse events-related discontinuations rate of 14.3%.

Phase II Study of Savolitinib Monotherapy Showing Effect in MET Exon 14 Alteration NSCLC Patients

Notes:	N = number of patients; ORR = objective response rate; DCR = disease control rate; and CI = confidence interval.
Source:

Lu S, Fang J et al. Once-daily savolitinib in Chinese patients with pulmonary sarcomatoid carcinomas and other non-small-cell lung cancers harboring MET exon 14 skipping alterations: a multicenter, single-arm, open-label, phase 2 study. Lancet Respir Med. 2021;9(10):1154-1164. doi:10.1016/S2213-2600(21)00084-9

Savolitinib in Combination with Tagrisso

In 2015, AstraZeneca received FDA approval for Tagrisso, its drug for the treatment of T790M+ EGFRm+, TKI-resistant NSCLC. A drug with this type of activity is known as a third-generation EGFR inhibitor. In 2018, Tagrisso’s label was expanded to include previously untreated patients with EGFRm+ NSCLC. In December 2020, Tagrisso’s label was further expanded to include adjuvant therapy after tumor resection in EGFRm+ NSCLC patients. Tagrisso has been established as a new standard of care in the treatment of EGFRm+ NSCLC and has now been approved in over 80 countries. Understanding the mechanism of acquired resistance following Tagrisso treatment is a key clinical question to inform the next treatment choice. A portion of EGFRm+ TKI-resistant patients and a portion of T790M+ EGFRm+ TKI-resistant patients progress because of MET aberrations. Savolitinib was granted fast track designation by the FDA for the combination treatment with Tagrisso of NSCLC patients harboring MET overexpression and/or amplification following progression on Targrisso.

As discussed in more detail below, we and AstraZeneca are studying savolitinib in combination with Tagrisso as a treatment choice for patients who have developed a resistance to TKI (primarily Tagrisso). The acceptance and uptake of Tagrisso indicates that the market potential for savolitinib in Tagrisso-resistant, NSCLC could be material.

In January 2023, the U.S. FDA designated as a Fast Track development program the investigation of savolitinib for use in combination with Tagrisso for the treatment of patients with locally advanced or metastatic NSCLC whose tumors have MET overexpression and/or amplification, as detected by an FDA-approved test, and who have had disease progression during or following prior Tagrisso.

SAVANNAH study: Phase II study of savolitinib in combination with Tagrisso in NSCLC Tagrisso-refractory EGFRm+ patients (NCT03778229).

Based on the encouraging results of the multiple TATTON studies, we and AstraZeneca have initiated this global Phase II study in patients whose disease have progressed following Tagrisso due to MET amplification or overexpression, which has three dose cohorts of savolitinib combined with Tagrisso. In addition to continuing Tagrisso treatment, patients received savolitinib 300mg QD, 300mg BID, or 600mg QD. The study reopened for enrollment to further reinforce the strength of data, initially presented at WCLC 2022. Recruitment is expected to be completed in the second half of 2023. We continue to evaluate the possibility of using the SAVANNAH study as the basis for U.S. accelerated approval.

The results presented at the WCLC 2022 were based on an analysis of 193 efficacy evaluable patients who received savolitinib 300mg once daily plus Tagrisso 80mg once daily at data cut-off date of August 27, 2021. Qualifying MET aberrations were FISH5+ or IHC50+. Importantly, additional analysis using a higher cut-off level of MET aberration were presented. The higher cut-off levels for MET aberration are FISH10+ and/or IHC90+. The prevalence of this higher cut-off levels of MET aberration was 34% of patients centrally tested for enrollment in this study versus 62% at the lower, qualifying cut-off level.

Results showed a trend toward improved response rates with increasing level of MET aberration. Across all patients in this analysis, ORR was 32% (95% CI: 26-39%), median DoR was 8.3 months (95% CI: 6.9-9.7 months), and median PFS was 5.3 months (95% CI: 4.2-5.8 months). These results are consistent with the TATTON and ORCHARD global studies. Among the 108 SAVANNAH patients who met the criteria for higher cut-off levels of MET aberration, ORR was 49% (95% CI: 39-59%), median DoR was 9.3 months (95% CI: 7.6-10.6 months), and median PFS was 7.1 months (95% CI: 5.3-8.0 months).

Importantly, among the 87 patients who did not receive prior chemotherapy, ORR was 52% (95% CI: 41-63%), median DoR was 9.6 months (95% CI: 7.6-14.9 months), and median PFS was 7.2 months (95% CI: 4.7-9.2 months). The safety profile of savolitinib plus Tagrisso was consistent with the known profiles of the combination and each treatment alone.

*	Evaluable for efficacy defined as dosed patients with measurable disease at baseline who had ≥2 on-treatment RECIST scans.

Excludes eight patients with invalid or missing test results for IHC90+ and/or FISH10+ status, these patients were excluded from the subgroup analyses based on MET levels.

Source:

Ahn MJ, De Marinis F et al. EP08.02-140 MET Biomarker-based Preliminary Efficacy Analysis in SAVANNAH: savolitinib+osimertinib in EGFRm NSCLC Post-Osimertinib. .J Thorac Oncol. 2022 Sep;17(9):S469-S470.

WCLC 2022 Abstract # EP08.02-140.

SAFFRON study: Phase III study of savolitinib in combination with Tagrisso in NSCLC Tagrisso-refractory EGFRm+ patients (NCT05261399)

Findings based on SAVANNAH and the TATTON studies supported the initiation of the SAFFRON global Phase III study in patients with EGFR-mutated, MET-driven, locally advanced or metastatic NSCLC whose disease progressed on first- or second-line treatment with Tagrisso as the most recent therapy, with no prior chemotherapy in the metastatic setting allowed. Patients are prospectively selected for the higher level of MET aberration of FISH10+ and/or IHC90+. The SAFFRON study will evaluate the efficacy and safety of savolitinib in combination with Tagrisso compared to pemetrexed plus platinum doublet-chemotherapy, the current standard-of-care treatment in this setting. The primary endpoint of the study is PFS. Enrollment of SAVANNAH is being prioritized until it is fully enrolled.

SACHI study: Phase III study of combination with Targrisso in 2L EGFR TKI refractory, MET amplified NSCLC patients (NCT05015608).

We have initiated SACHI, a China Phase III study of savolitinib in combination with Tagrisso. The Phase III trial is a multi-center, open-label, randomized, controlled study in patients with locally advanced or metastatic EGFR mutation-positive NSCLC with MET amplification after disease progression on EGFR inhibitor therapy. The study will evaluate the efficacy and safety of savolitinib in combination with Tagrisso, compared to platinum-based doublet-chemotherapy (pemetrexed plus cisplatin or carboplatin), the standard of care treatment option in this setting. The primary endpoint of the study is median PFS as assessed by investigators. Other endpoints include median PFS assessed by an independent review committee, median overall survival, ORR, duration of response, disease control rate, time to response, and safety. The first patient was dosed in November 2021. We expect to complete the enrollment of this trial in 2024.

SANOVO study: Phase III study of combination with Targrisso in naïve NSCLC patients with EGFR mutant and MET positive (NCT05009836).

We have initiated SANOVO, a China Phase III study of savolitinib in combination with Targrisso as a first-line treatment in certain NSCLC patients whose tumors harbor EGFR mutations and overexpress MET. The Phase III trial is a blinded, randomized, controlled study in previously untreated patients with locally advanced or metastatic NSCLC with activating EGFR mutations and MET overexpression. The study will evaluate Targrisso in combination with savolitinib comparing to Targrisso alone, a standard of care treatment option for these patients. The primary endpoint of the study is median progression free survival as assessed by investigators. Other endpoints include median progression-free survival assessed by an independent review committee, median overall survival, ORR, duration of response, disease control rate, time to response and safety. The first patient was dosed in September 2021. We expect to complete the enrollment of this trial in 2024.

Savolitinib in Combination with Imfinzi

Imfinzi is a human monoclonal antibody developed by AstraZeneca that binds to the PD-L1 protein and blocks the interaction of PD-L1 with PD-1 and CD80 proteins, countering the tumor’s immune-evading tactics and releasing the inhibition of immune responses.

SOUND study: Phase II study of combination with Imfinzi in EGFR/ALK/ROS1 wild-type, locally advanced or metastatic NSCLC patients with MET aberrations (NCT05374603).

The SOUND Phase II trial is an open-label, interventional, multicenter, exploratory Phase II study to evaluate savolitinib combined with Imfinzi in EGFR/ALK/ROS1 wild-type, locally advanced or metastatic NSCLC patients with MET aberrations. The primary endpoint is PFS.

Kidney Cancer

The table below shows a summary of the clinical trial for savolitinib in kidney cancer patients.

Clinical Trial of Savolitinib in Kidney Cancer

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + Imfinzi	SAMETA: MET-driven, unresectable and locally advanced or metastatic PRCC	Global	III	Ongoing since 2021	NCT05043090

Notes: PRCC = papillary renal cell carcinoma; Global = more than two countries; and MET = mesenchymal epithelial transition receptor.

PRCC is a subtype of kidney cancer, representing about 15% of patients, with no treatments approved for patients with tumors that harbor MET-driven alterations. MET is a key genetic driver in papillary RCC, and emerging evidence suggests that combining immunotherapies with a MET inhibitor could enhance anti-tumor activity. Immune checkpoints such as PD-L1 are sometimes used by cancer cells to avoid being attacked by the immune system. As such, drugs that target these checkpoints are being developed or marketed as cancer treatments. Imfinzi is an anti-PD-L1 antibody owned by AstraZeneca. Anti-PD-L1 antibodies have been associated with clinical benefits in metastatic RCC, and MET dysregulation has been considered to play an important role in PRCC pathogenesis (including in our savolitinib Phase I and Phase II monotherapy studies) and is a mechanism of resistance against kinase inhibitors in clear cell RCC. Moreover, it is believed that the MET signaling pathway has a complex interplay with the immune system, including correlation with PD-L1 expression, immune suppression through angiogenesis and many other facets of the immune system.

During an Australian Phase I study, our investigators noted positive outcomes among PRCC patients with a strong correlation to MET gene amplification status. Out of a total of eight PRCC patients in our Australia Phase I study who were treated with various doses of savolitinib, three achieved confirmed partial responses. A further three of these eight PRCC patients achieved stable disease, which means patients without partial response but with a tumor measurement increase of less than 20%. This aggregate ORR of 38% was very encouraging for PRCC, which has no effective approved treatments. These responses were also durable as demonstrated by a patient who has been on the therapy for over 30 months and had tumor measurement reduction of greater than 85%. Importantly, the level of tumor response among these PRCC patients correlated closely with the level of MET gene amplification. The patients with consistent MET gene amplification across the whole tumor responded most to savolitinib, and with those patients with the highest level of MET gene amplification responding most to the treatment. We have conducted multiple global studies of savolitinib in PRCC patients, including the SAVOIR monotherapy and CALYPSO combination therapy global Phase II trials, that both demonstrated highly encouraging results. These results led to the initiation of a global Phase III, the SAMETA study, in 2021.

The CALYPSO study is an investigator-initiated open-label Phase II study of savolitinib in combination with Imfinzi. The study evaluated the safety and efficacy of the savolitinib and Imfinzi combination in PRCC patients at sites in the U.K. and Spain. Interim results of the PRCC cohort of the CALYPSO study were presented at the 2021 ASCO annual meeting and showed encouraging efficacy across all patients, both MET+ and MET-. In the 41 patients who were selected regardless of PD-L1 or MET status, ORR was 29% (12/41), while median PFS was 4.9 months (95% confidence interval: 2.5-10.0 months). Median OS was 14.1 months (95% confidence interval: 7.3-30.7 months). For the 14 patients whose tumors are MET-driven, ORR was 57% (8/14), median PFS was 10.5 months (95% confidence interval: 2.9-15.7), and median OS was 27.4 months (95% confidence interval: 7.3-NR). Tolerability was consistent with established single agent safety profiles. In the analysis previously presented at ASCO’s Genitourinary Cancers Symposium in 2020, there were 13 treatment related CTC grade 3 or above TEAEs that occurred in more than three patients, with edema (10%), nausea (5%) and transaminitis (5%) being most frequent.

SAMETA study: Phase III in combination with Imfinzi PD-L1 inhibitor in MET-driven, unresectable and locally advanced or metastatic PRCC (NCT05043090)

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

Gastric Cancer

The table below shows a summary of clinical trial for savolitinib in gastric cancer patients.

Clinical Trial of Savolitinib in Gastric Cancer

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	2L+ gastric cancer with MET amplification. Two-stage, single-arm study	China	II registration intent	Ongoing since 2021; Consult CDE on registration-intent in H1 2023	NCT04923932

MET-driven gastric cancer has a very poor prognosis. Multiple Phase II studies have been conducted in Asia to study savolitinib in MET-driven gastric cancer, which account for approximately 5% of all gastric cancer patients, demonstrated promising efficacy, including VIKTORY, which reported a 50% ORR with savolitinib monotherapy in gastric cancer patients whose tumors harbor MET amplification.

The VIKTORY study is a biomarker-based, Phase II umbrella trial in gastric cancer conducted by the Samsung Medical Center in South Korea. Patients were allocated to one of 12 biomarker-driven arms, based on a master screening protocol with tissue-based molecular analyses. Patients that tested positive for MET amplification or overexpression were treated with either savolitinib monotherapy or a combination of savolitinib and Taxotere. A total of 715 gastric cancer patients were successfully sequenced and MET amplification was observed in 3.5% of these patients (25/715). Of the 10 associated clinical trials under the VIKTORY umbrella, the highest ORR was observed in the MET amplification arm in patients treated with savolitinib monotherapy, which reported an ORR of 50% (10/20, 95% confidence interval: 28.0-71.9) and met pre-specified 6-week PFS rates. While the savolitinib and Taxotere combination was well tolerated, the VIKTORY study investigators decided to stop enrollment in the two combination cohorts in order to direct patients to the savolitinib monotherapy arm of the VIKTORY study as discussed above. The VIKTORY study investigators concluded that encouraging clinical efficacy of savolitinib in MET-amplified gastric cancer warrants further study.

Phase II study of savolitinib with potential for registration intent in 2L+ gastric cancer with MET amplification (NCT04923932)

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

Overview of Orpathys Commercial Launch

Sold under the brand name Orpathys, savolitinib was granted conditional approval in China by the NMPA and launched in July 2021 by our partner, AstraZeneca. Orpathys is for the treatment of patients with non-small cell lung cancer with MET exon 14 skipping alterations who have progressed following prior systemic therapy or are unable to receive chemotherapy. This approval follows a priority review designation by the NMPA.

The revenues we generate from Orpathys are comprised of royalty revenue and revenue from the product sales of Orpathys which we source from a third-party manufacturer and sell to AstraZeneca at cost. In 2021, we generated $11.3 million in total revenue from Orpathys, of which $4.8 million was royalty revenue and $6.5 million was revenue from sales of goods to AstraZeneca. In 2022, we generated $22.3 million in total revenue from Orpathys, of which $12.4 million was royalty revenue and $9.9 million was revenue from sales of goods to AstraZeneca.

Following negotiations with the China NHSA in January 2023, starting on March 1, 2023, Orpathys will be included in the updated NRDL, broadening patient access to this medicine.

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

2. Fruquintinib (HMPL-013), VEGFR 1, 2 and 3 Inhibitor

Fruquintinib is a novel, selective, oral inhibitor of VEGFR 1/2/3 kinases that was designed to improve kinase selectivity with the destination of minimizing off-target toxicity and thereby improve efficacy and tolerability. Fruquintinib has been studied in clinical trials with about 5,000 patients to date, both as a monotherapy and in combination with other agents.

Aside from its first approved indication of third-line CRC in China, several studies of fruquintinib combined with various checkpoint inhibitors (including Tyvyt and tislelizumab) are underway, some of which presented encouraging data in 2021. Registration-intent studies combined with chemotherapy (FRUTIGA study in gastric cancer) or checkpoint inhibitors (Tyvyt combo, in endometrial cancer and RCC) are completing or ongoing in China.

We are partnered with Eli Lilly in China and have agreed to partner with Takeda outside of China.

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

Fruquintinib Clinical Trials

Fruquintinib Monotherapy - Colorectal Cancer

The table below shows a summary of the clinical trials for fruquintinib in CRC patients. We have two additional trials in progress for fruquintinib in CRC in combination with a checkpoint inhibitor as discussed in more detail below under “— Fruquintinib Combinations with Checkpoint Inhibitors.”

Current Clinical Trials of Fruquintinib in CRC

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	FRESCO: ≥3L CRC; chemotherapy refractory	China	III	Approved and launched in 2018	NCT02314819
Fruquintinib monotherapy (1)	FRESCO-2: mCRC	U.S./Europe/ Japan/Australia	III	U.S., EU, Japan filings to complete in 2023; Results at ESMO 2022.	NCT04322539
Fruquintinib monotherapy	CRC, TN & HR+/HER2- breast cancer	U.S.	I/Ib	CRC data at ASCO GI 2022. Close to completion	NCT03251378

Notes:    (1)The FDA granted fast track designation for the development of fruquintinib for the treatment of patients with mCRC in June 2020.

CRC = colorectal cancer; ≥3L= third line or above; refractory = resistant to prior treatment; TN = triple-negative; HR+ = hormone receptor-positive; and HER2 = human epidermal growth factor receptor 2.

FRESCO study; Phase III study of fruquintinib monotherapy in third-line CRC (NCT02314819)

In 2014, we initiated the FRESCO study, which is a randomized, double-blind, placebo-controlled, multi-center, Phase III pivotal trial in China in patients with locally advanced or mCRC who had failed at least two prior systemic antineoplastic therapies, including fluoropyrimidine, Eloxatin and Camptosar. At the time, no drug was approved in third-line CRC in China with best supportive care being the general standard of care. This study followed a Phase II proof-of-concept trial in third-line CRC that met its primary endpoint of PFS in 2014.

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

Among these 278 patients, the results showed that a subgroup of 84 patients who had received prior anti-VEGF treatment also benefited from fruquintinib. In this subgroup, the median OS was 7.20 months for fruquintinib versus 5.91 months for placebo (hazard ratio = 0.68; p = 0.066) and the median PFS was 3.48 months for fruquintinib versus 1.84 months for placebo (hazard ratio = 0.24; p < 0.001).

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

FRESCO-2 study: Phase III study of fruquintinib monotherapy in mCRC (NCT04322539)

We initiated a global Phase III registration study, known as the FRESCO-2 study, in refractory metastatic CRC. The first patient was dosed in September 2020 in the United States and the enrollment was completed in December 2021, where 691 patients from over 150 sites in 14 countries were enrolled. In September 2022, we presented the results from FRESCO-2 study at the European Society for Medical Oncology Congress 2022. We plan to complete new drug application filings in the U.S., Europe and Japan in 2023.

The FRESCO-2 study demonstrated that treatment with fruquintinib resulted in a statistically significant and clinically meaningful increase in the primary OS endpoint and key secondary PFS endpoint compared to treatment with placebo. The positive OS and PFS were consistent across all subgroups. Specifically, the median OS was 7.4 months for the 461 patients treated with fruquintinib compared to 4.8 months for the 230 patients in the placebo group (hazard ratio 0.66; 95% confidence interval 0.55–0.80; p<0.001). Median PFS was 3.7 months for patients treated with fruquintinib compared to 1.8 months for patients in the placebo group (HR 0.32; 95% CI 0.27–0.39; p<0.001). The DCR was 55.5% in the fruquintinib group compared to 16.1% for patients in the placebo group. Median duration of follow-up was approximately 11 months for patients in both groups.

Notes:

[1] ESMO 2022, LBA25.  Dasari NA, et al. LBA25 - FRESCO-2: A global phase III multiregional clinical trial (MRCT) evaluating the efficacy and safety of fruquintinib in patients with refractory metastatic colorectal cancer. 12 Sep 2022, Proffered Paper session 2: GI, lower digestive Session. Annals of Oncology (2022) 33 (suppl_7): S808-S869. 10.1016/annonc/annonc1089.

The safety profile of fruquintinib in FRESCO-2 was consistent with previously reported fruquintinib studies. Grade 3 or above adverse events occurred in 62.7% of patients who received fruquintinib, compared to 50.4% of patients who received placebo. Grade 3 or above adverse events that occurred in more than 5% of patients who received fruquintinib were hypertension (13.6% vs. 0.9% in the placebo group), asthenia (7.7% vs. 3.9% in the placebo group) and hand-foot syndrome (6.4% vs. 0% in the placebo group).

Filing of a rolling submission of a NDA was initiated in December 2022, and expected to be completed in the first half of 2023. MAA filing to the EMA and NDA filing to the PMDA are expected to follow in 2023.

Phase I/Ib study of fruquintinib monotherapy in metastatic colorectal and breast cancers (NCT03251378)

We are conducting a multi-center, open-label, Phase Ib clinical study to evaluate the safety, tolerability and pharmacokinetics of fruquintinib in U.S. patients, which has established the U.S. RP2D to be 5 mg, the same as that in China. This dose was used in the FRESCO-2 study described above.

Fruquintinib Monotherapy - Gastric Cancer

Advanced gastric cancer is a major medical need, particularly in Asian populations, with limited treatment options for patients who have failed first-line standard chemotherapy with 5-fluorouracil and platinum doublets. The table below shows a summary of the clinical study for fruquintinib in gastric cancer patients.

Clinical Trial of Fruquintinib in Gastric Cancer

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib + paclitaxel	FRUTIGA: 2L gastric cancer	China	III	Supplemental NDA to be filed in H1 2023	NCT03223376

Notes:    2L = second line.

FRUTIGA study: Phase III study of fruquintinib in combination with paclitaxel in gastric cancer (second-line) (NCT03223376)

This randomized, double-blind, Phase III study in China to evaluate fruquintinib combined with paclitaxel compared with paclitaxel monotherapy, for second-line treatment of advanced gastric cancer, enrolled 703 patients in July 2022. Its dual-primary endpoints are PFS and OS. The trial met the PFS endpoint at a statistically and clinically meaningful level. The OS endpoint was not statistically significant per the pre-specified statistical plan, although there was an improvement in median OS. Fruquintinib also demonstrated a statistically significant improvement in secondary endpoints including ORR, DCR and DoR. The safety profile of fruquintinib in FRUTIGA was consistent with previously reported studies. Full detailed results are subject to ongoing analysis and are expected to be disclosed at an upcoming scientific meeting. We plan to file a supplemental NDA with the NMPA in 2023.

Fruquintinib Combinations with Checkpoint Inhibitors

The table below shows a summary of clinical trials for fruquintinib in combination with checkpoint inhibitors.

Clinical Trials of Fruquintinib with Checkpoint Inhibitors

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib and Tyvyt (PD-1)	Endometrial cancer	China	II registration-intent	Ongoing since 2021; Ib data presented at CSCO 2021	NCT03903705
Fruquintinib and Tyvyt (PD-1)	RCC	China	III	Ongoing since 2022	NCT05522231
Fruquintinib and Tyvyt (PD-1)	RCC	China	Ib/II	Fully enrolled; 1L&2L data submission in 2023	NCT03903705
Fruquintinib and Tyvyt (PD-1)	CRC	China	II	Fully enrolled; Data at European Journal of Cancer 181 (2023) 26-37	NCT04179084
Fruquintinib and Tyvyt (PD-1)	Gastrointestinal tumors	China	Ib/II	Fully enrolled; data submission in 2023	NCT03903705
Fruquintinib and Tyvyt (PD-1)	NSCLC	China	Ib/II	Fully enrolled; data submission in 2023 if mature	NCT03903705
Fruquintinib and Tyvyt (PD-1)	Cervical cancer	China	Ib/II	Fully enrolled; data submission in 2023 if mature	NCT03903705
Fruquintinib and tislelizumab (PD-1)	MSS-CRC	U.S.	Ib/II	Ongoing since 2021; Fully enrolled; Submitting data to conference in H2 2023	NCT04577963
Fruquintinib and tislelizumab (PD-1)	CRC	Korea / China	Ib/II	Fully enrolled	NCT04716634

Notes:    CRC = colorectal cancer; NSCLC = non-small cell lung cancer.

In November 2018, we entered into two collaboration agreements to evaluate the safety, tolerability and efficacy of fruquintinib in combination with checkpoint inhibitors. These include a global collaboration with Innovent to evaluate the combination of fruquintinib with Innovent’s Tyvyt, a PD-1 monoclonal antibody approved in China, and a collaboration in China with Genor to evaluate the fruquintinib combination with geptanolimab, a PD-1 monoclonal antibody being developed by Genor. In May 2020, we entered into a collaboration agreement with BeiGene to evaluate the safety, tolerability and efficacy of combining two of our drug candidates, including fruquintinib, with BeiGene’s anti-PD-1 antibody tislelizumab.

Tyvyt combination for advanced endometrial cancer registration-intent cohort (NCT03903705)

Platinum-based systemic chemotherapy is the standard first-line treatment for advanced endometrial cancer. However, patients who progress following first-line chemotherapy have limited treatment options, and the prognosis remains poor. As disclosed at CSCO 2021, as of the data cutoff date of August 31, 2021, 35 patients were enrolled (NCT03903705), including 7 treatment-naïve and 28 pretreated patients. Of them, 29 were efficacy evaluable, 4 were treatment-naïve and 25 were pretreated. All 4 treatment-naïve patients experienced confirmed tumor response, for ORR of 100% (95% CI: 39.8-100.0), and median PFS was not reached. Among the 25 pretreated patients, the confirmed ORR was 32.0% (95% CI: 14.9-53.5), DCR was 92.0% (95% CI: 74.0-99.0) and the median PFS was 6.9 months (95% CI: 4.1-NR). Among the 19 proficient mismatch repair (pMMR) patients in the pretreated cohort, the confirmed ORR was 36.8% (95% CI: 16.3-61.6), DCR was 94.7% (95% CI: 74.0-99.9), median PFS was 6.9 months (95% CI: 4.1-NR), and the median OS was not reached. Among the 35 enrolled patients, treatment-related adverse events of grade 3 or above that occurred in more than 10% of patients were hypertension (4 patients, 11.4%) and proteinuria (4 patients, 11.4%). 5 (14.3%) patients reported treatment-related serious adverse events. Following encouraging data in the advanced endometrial cancer cohort, it has been expanded into a single-arm registrational Phase II study of over 130 patients.

Tyvyt combination for advanced metastatic renal cell carcinoma (NCT05522231)

In first-line clear-cell renal cell carcinoma (“ccRCC”), clinical benefits have been demonstrated for the combination of antiangiogenic therapy and immunotherapy. However, there is limited evidence on the benefits of this combination in the second-line setting. Phase II data disclosed at CSCO 2021 showed encouraging anti-tumor efficacy and durability in these patients.

A Phase III trial of fruquintinib in combination with Tyvyt as second-line treatment for locally advanced or metastatic RCC was initiated in October 2022. The study is a randomized, open-label, active-controlled study to evaluate the efficacy and safety of fruquintinib in combination with Tyvyt versus axitinib or everolimus monotherapy for the second-line treatment of advanced RCC. The primary endpoint is PFS. Approximately 260 patients will be enrolled in the study.

Tyvyt combination for CRC (NCT04179084)

Encouraging preliminary data presented at ASCO 2021 for fruquintinib in combination with two PD-1 inhibitors, Tyvyt and geptanolimab, in advanced CRC showed a five-fold increase in ORR and a doubling of median PFS as compared to the FRESCO study for fruquintinib as a monotherapy.

In the Tyvyt combination study (NCT04179084), at the final analysis with data cut-off date of December 30, 2021, 44 patients were enrolled into the CRC cohort (43 efficacy evaluable), 22 (21 efficacy evaluable) of whom received the RP2D. ORR was 21% for all patients and 24% for those who received the RP2D. DCR was 88% for all patients and 100% for those who received the RP2D. Median PFS was 5.6 months for all patients, and 6.9 months for those who received the RP2D. Median OS was 14.3 months for all patients and 14.8 months for those who received PRZD.

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

Tislelizumab combinations for CRC (NCT04577963 & NCT04716634)

A MSS-CRC cohort was added to an open-label, multi-center, non-randomized Phase Ib/II study in the U.S. to assess fruquintinib in combination with tislelizumab. The Phase II study in China and Korea for fruquintinib in combination with tislelizumab was initiated and is being led by BeiGene for the treatment of advanced or metastatic, unresectable CRC.

Fruquintinib Exploratory Development

In China, we support an investigator initiated trial program for fruquintinib, and there are about 30 of such trials ongoing in various solid tumor settings.

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

During 2022, we introduced Elunate through approximately 7,200 local, regional and national educational events involving approximately 215,000 healthcare professionals.

The revenues we generate from Elunate are comprised of royalty revenue, revenue from the sales of Elunate to Eli Lilly which we manufacture and sell at cost and, starting in October 2020, revenue from promotion and marketing services. In 2020, we generated $20.0 million in total revenue from Elunate, of which $4.9 million was royalty revenue, $11.3 million was revenue from sales of goods primarily to Eli Lilly and $3.8 million was revenue from promotion and marketing services to Eli Lilly. In 2021, we generated $53.5 million in total revenue from Elunate, of which $10.3 million was royalty revenue, $15.8 million was revenue from sales of goods primarily to Eli Lilly and $27.4 million was revenue from promotion and marketing services to Eli Lilly. In 2022, we generated $69.9 million in total revenue from Elunate, of which $13.9 million was royalty revenue, $14.7 million was revenue from sales of goods primarily to Eli Lilly and $41.3 million was revenue from promotion and marketing services to Eli Lilly.

Collaboration Partnerships

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

Takeda

In January 2023, we entered into an agreement with a subsidiary of Takeda whereby it will receive an exclusive worldwide license to develop, manufacture and commercialize fruquintinib in all indications and territories outside of mainland China, Hong Kong and Macau, where it is marketed and will continue to be marketed by us in partnership with Eli Lilly. Subject to the terms of the agreement, we will be eligible to receive up to $1.13 billion, including $400 million upfront on closing of the agreement, and up to $730 million in additional potential payments relating to regulatory, development and commercial sales milestones, as well as royalties on net sales. The deal is subject to customary closing conditions, including completion of antitrust regulatory reviews. Following these clearances, Takeda will become solely responsible for the development and commercialization of fruquintinib in all the included territories.

3.  Surufatinib (HMPL-012), VEGFR 1, 2 and 3, FGFR1 and CSF-1R Inhibitor

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, both shown to be involved in tumor angiogenesis, and CSF-1R, which plays a key role in regulating tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib has been studied in clinical trials with around 1,200 patients to date, both as a monotherapy and in combinations, and is approved in China. We currently retain all rights to surufatinib worldwide.

Initial approvals for surufatinib in China are for the treatment of advanced NET patients. NETs present in the body’s organ system with fragmented epidemiology. About 58% of NETs originate in the gastrointestinal tract and pancreas, 27% in the lung or bronchus, and a further 15% in other organs or unknown origins.

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

Surufatinib as a Monotherapy - Neuroendocrine Tumors

Neuroendocrine tumors begin in the specialized cells of the body’s neuroendocrine system. Cells have traits of both hormone-producing endocrine cells and nerve cells. Neuroendocrine tumors are found throughout the body’s organ system and have complex and fragmented epidemiology, about 58% of NETs originate in the gastrointestinal tract and pancreas, 27% in the lung or bronchus, and a further 15% in other organs or unknown origins. In China, there are an estimated approximately 34,000 new patients of advanced NETs per year.

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

The table below shows a summary of clinical trials for surufatinib in neuroendocrine cancer patients.

Clinical Trials of Surufatinib in NETs

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	SANET-ep: Non-pancreatic NET	China	III	Approved; Launched in 2021	NCT02588170
Surufatinib monotherapy	SANET-p: Pancreatic NET	China	III	Approved; Launched in 2021; Pooled analysis at ASCO 2022	NCT02589821
Surufatinib monotherapy(1)	NETs	U.S. & Europe	Ib/II Bridging	Completed	NCT02549937
Surufatinib monotherapy	NETs	Japan	Bridging	Ongoing since 2021	NCT05077384

Notes:    (1)FDA granted surufatinib orphan drug designation for the treatment of pancreatic NETs in November 2019 and fast track designation for our pancreatic and non-pancreatic NET development programs in April 2020.

NET = neuroendocrine tumor.

SANET-ep study: Phase III study of surufatinib monotherapy in non-pancreatic NETs (NCT02588170)

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
Source:

Xu J, Shen L, Zhou Z, et al. Surufatinib in advanced extra-pancreatic neuroendocrine tumours (SANET-ep): a randomized, double-blind, placebo-controlled, phase 3 study. Lancet Oncol. 2020;21(11):1500-1512. doi:10.1016/S1470-2045(20)30496-4.

In late 2020, surufatinib was granted approval for drug registration by the NMPA for the treatment of non-pancreatic NET and launched in mid-January 2021 within three weeks of approval. We believe the benefits of surufatinib as a monotherapy to patients with non-pancreatic NETs in China could be significant as compared to the minimal treatment alternatives currently available to them.

SANET-p study: Phase III study of surufatinib monotherapy in pancreatic NETs (NCT02589821)

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

In early 2020, an interim analysis was conducted on SANET-p, leading the IDMC to recommend that the study stop early as the pre-defined primary endpoint of PFS had already been met. Investigator-assessed median PFS was 10.9 months for patients treated with surufatinib, as compared to 3.7 months for patients in the placebo group (HR 0.491; 95% CI: 0.319-0.755; p = 0.0011). ORRs were 19.2% for the efficacy evaluable patients in the surufatinib group versus 1.9% for the placebo group, with a DCR of 80.8% versus 66.0%, respectively. Most patients in the trial had Grade 2 disease with heavy tumor burden, including liver metastasis and multiple organ involvement. Efficacy was also supported by blinded independent image review committee assessment, with a median PFS of 13.9 months for surufatinib as compared to 4.6 months for placebo (HR 0.339; 95% CI 0.209-0.549; p<0.0001). The safety profile of surufatinib was manageable and consistent with observations in prior studies. Treatment was well tolerated for most patients, with discontinuation rates as a result of TEAEs of 10.6% in the surufatinib group as compared to 6.8% in the placebo group. CTC grade 3 or  above TEAEs in this study with greater than 5% incidence were hypertension (38%), proteinuria (10%) and hypertriglyceridemia (7%).

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

Global development of surufatinib in NET

Surufatinib received FDA Fast Track Designations in April 2020 for the treatment of pNETs and epNETs. Orphan Drug Designation for pNETs was granted in November 2019. In a May 2020 pre-NDA meeting, we reached an agreement with the FDA that the two positive Phase III studies of surufatinib in patients with pNETs and epNETs in China, along with the bridging trial in the U.S. could form the basis to support a U.S. NDA submission. The FDA accepted the filing of the NDA in June 2021. However, in April 2022, we received a Complete Response Letter from the FDA regarding the NDA for surufatinib for the treatment of pNETs and epNETs. Based on interactions with the FDA and EMA, a new multi-regional clinical trial would be required to move forward with this program in the U.S. and Europe. We will continue to explore conducting a multi-regional clinical trial with a partner that would support approval in U.S. and Europe. In addition, we initiated a registration-enabling bridging study in NET patients in Japan in September 2021.

Phase Ib/II bridging study of surufatinib monotherapy in heavily pretreated progressive NETs (NCT02549937)

We conducted a multi-center, open-label, Phase Ib clinical study to evaluate the safety, tolerability and pharmacokinetics of surufatinib in U.S. patients, which has established the U.S. recommended Phase II dose, or RP2D, to be 300 mg, the same as that in China. At the 2021 ASCO annual meeting, preliminary data presented from the two NET cohorts in the ongoing U.S. Phase Ib trial for surufatinib demonstrated efficacy comparable to China data in heavily pretreated patients, including Afinitor and Sutent, with pancreatic or non-pancreatic NETs. The safety profile was also consistent with the larger pool of surufatinib safety data.

US Phase Ib: Encouraging Preliminary Efficacy in Afinitor and Sutent Refractory/Intolerant NET

Notes:	Data cut-off as of April 21, 2020. PR = partial response; AE = adverse event; PD = progressive disease; Rx = treatment; Tx = treatment; and n = number of patients.
Source:	Dasari, et al. Efficacy and safety of surufatinib in United States (US) patients (pts) with neuroendocrine tumors (NETs). Journal of Clinical Oncology 2020 38:15_suppl, 4610-4610.

Bridging study of surufatinib monotherapy in heavily pretreated progressive NETs (NCT05077384)

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

Based on dialogue with the Japanese PMDA, it was agreed that the Japanese NDA would include results from a 34-patient, registration-enabling bridging study in Japan to complement the existing data package. The trial was initiated in September 2021 and results are expected in the first half of 2023. We plan to engage with the PMDA when these results are available.

Surufatinib in Combination with Checkpoint Inhibitors

Surufatinib’s ability to inhibit angiogenesis, block the accumulation of tumor associated macrophages and promote infiltration of effector T cells into tumors, could help improve the anti-tumor activity of PD-1 antibodies.

The table below shows a summary of clinical trials for surufatinib in combination with checkpoint inhibitors.

Clinical Trials of Surufatinib with Checkpoint Inhibitors

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib and Tuoyi (PD-1)	SURTORI-01: 2L NEC	China	III	Ongoing since 2021	NCT05015621
Surufatinib and Tuoyi (PD-1)	Neuroendocrine neoplasms	China	II	Fully enrolled; Data presented at ASCO 2021 and ESMO IO 2021.	NCT04169672
Surufatinib and Tuoyi (PD-1)	BTC	China	II	Fully enrolled	NCT04169672
Surufatinib and Tuoyi (PD-1)	Small cell lung cancer	China	II	Ongoing since 2022	NCT05509699
Surufatinib and Tuoyi (PD-1)	Solid tumors	China	II	Fully enrolled	NCT04169672
Surufatinib and tislelizumab (PD-1)	Solid tumors	U.S./ Europe	Ib/II	Since 2021. Enrollment stopped	NCT04579757

Clinical Trials with Junshi’s Tuoyi

In late 2018, we entered into a global collaboration with Junshi to evaluate the combination of surufatinib with Tuoyi. We completed a Phase I dose-finding study and presented the data at the AACR Conference in April 2020. The data showed that surufatinib plus Tuoyi were well tolerated with no unexpected safety signals observed. At the recommend Phase 2 dose, a DCR of 100% and ORR of 63.6% were reported for 11 efficacy evaluable patients, with 2 unconfirmed partial responses. Surufatinib plus Tuoyi showed encouraging antitumor activity in patients with advanced solid tumors. A Phase II China study combining surufatinib with Tuoyi enrolled patients in nine solid tumor indications, including NENs, BTC, gastric cancer, thyroid cancer, small cell lung cancer, soft tissue sarcoma, endometrial cancer, esophageal cancer and NSCLC. These have led to the initiation in September 2021 of the first Phase III trial combining surufatinib with a PD-1 antibody, the SURTORI-01 study in NEC and a Phase II study in SCLC in 2022.

NEC (subset of NENs) cohort — At the 2021 CSCO annual meeting, we presented data, with a cutoff date of July 30, 2021 for all 21 enrolled NEC patients that were efficacy evaluable. Average duration of treatment was 4.9 months (range 1-19) and median OS was 10.3 months (95% CI: 9.1-not reached). The median PFS was 4.14 months (95% CI: 1.5-5.5) and median DoR was 4.1 months (95% CI: 3.0-not reached). The confirmed ORR was 23.8% (95% CI: 8.2-47.2) and DCR was 71.4% (95% CI: 47.8-88.7). All patients experienced treatment-related adverse events, including 9 (42.9%) who experienced grade 3 or above treatment-related adverse events. 1 (4.8%) patient reported treatment-related serious adverse events. Hyperglycemia (3 patients, 14.3%), hypertension (2 patients, 9.5%) and hypertriglyceridemia (2 patients, 9.5%) were the most commonly (more than one patient) reported grade 3 or above treatment-related adverse events. No treatment-related adverse events led to treatment discontinuation or treatment-related deaths.

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

Clinical Trial with BeiGene’s Tislelizumab

In May 2020, we entered into a global clinical collaboration agreement to evaluate the safety, tolerability and efficacy of combining surufatinib with BeiGene’s anti-PD-1 antibody, tislelizumab. We de-prioritized and stopped recruitment into an open-label, Phase Ib/II study of surufatinib in combination with tislelizumab in the United States and Europe. The study was to evaluate the safety, tolerability, pharmacokinetics and efficacy in patients with multiple advanced solid tumors.

Surufatinib Exploratory Development

In China, we support an investigator initiated trial, or IIT, program for surufatinib, with about 50 IITs in various solid tumor settings being conducted for both combination and single agent regimens. These trials explore and answer important medical questions in addition to our own company-sponsored clinical trials.

Overview of Sulanda Commercial Launch

Surufatinib capsules, sold under the brand name Sulanda, were approved for marketing in China by the NMPA in December 2020 and June 2021 for the treatment of advanced non-pancreatic NETs and pancreatic NETs, respectively. In 2021, Sulanda was sold as a self-pay drug whereby patients paid for treatment out-of-pocket. We used means-test early access and patient access programs to help patients afford Sulanda. Following negotiations with the China National Healthcare Security Administration, Sulanda was included on China’s NRDL at a 52% discount on our main 50mg dosage form, relative to the 2021 self-pay price, for two years starting on January 1, 2022.

During 2022, we introduced Sulanda through a campaign of approximately 4,900 local, regional and national educational events involving approximately 12,000 healthcare professionals. We have also confirmed a total of around 50 investigator-initiated studies in a broad range of exploratory solid tumor indications all of which are expected to gradually expand awareness of Sulanda in China. In 2022, approximately 12,000 new patients were treated with Sulanda, representing approximately 2.5 times the approximately 4,800 new patients in 2021.

4. Sovleplenib (HMPL-523), Syk Inhibitor

Sovleplenib is a novel, selective, oral inhibitor targeting Syk, for the treatment of hematological malignancies and immune diseases. Syk is a component in Fc receptor and B-cell receptor signaling pathway. In 2021, we initiated a Phase III study in China for primary ITP, for which it has received Breakthrough Therapy Designation, and presented data on both primary ITP and hematological malignancies at ASH 2021. We currently retain all rights to sovleplenib worldwide.

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

Tavalisse was also in trials for B-cell lymphoma and T-cell lymphoma. It demonstrated some clinical efficacy in diffused large B-cell lymphoma patients with an ORR of 22%. Entospletinib has features of high potency and good selectivity toward kinases. However, entospletinib shows some inhibition of the CYP3A4, CYP2D6, and CYP1A2 enzymes involved in the metabolism of certain drugs, and therefore their inhibition could increase the risk of drug-to-drug interaction when used in combined therapy. It is no longer in development.

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

Sovleplenib Clinical Trials

The table below shows a summary of the clinical trials for sovleplenib.

Current Clinical Trials of Sovleplenib

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Sovleplenib monotherapy	ESLIM-01≥2L+ Immune thrombocytopenia	China	III	Fully enrolled; Breakthrough Therapy Designation	NCT05029635
Sovleplenib monotherapy	Indolent non-Hodgkin's lymphoma	U.S./ Europe	I/Ib	Ongoing; preliminary data presented at ASH 2021	NCT03779113
Sovleplenib monotherapy	Warm AIHA	China	II/III	Ongoing since 2022; Phase III decision in 2023 pending Phase II results	NCT05535933

ESLIM-01 Phase III study of sovleplenib in patients with immune thrombocytopenia (NCT05029635)

In October 2021, we initiated a randomized, double-blinded, placebo-controlled Phase III trial in China of sovleplenib in approximately 180 adult patients with primary ITP who have received at least one prior line of standard therapy. ITP is an autoimmune disorder that can lead to increased risk of bleeding. The primary endpoint of the study is the durable response rate. In January 2022, the NMPA granted Breakthrough Therapy Designation for this indication. Enrollment was completed in December 2022.

ESLIM-01 is supported by the results of a randomized, double-blind and placebo-controlled Phase Ib study of HMPL-523 in adult patients with primary immune thrombocytopenia were presented at the 63rd American Society for Hematology’s (ASH) annual meeting. As of data cut-off date of September 30, 2021, a total of 34 patients were randomized to receive HMPL-523 and 11 patients to placebo. Among 16 patients who were randomized to receive the RP2D of 300mg once daily, 11 patients (68.8%) experienced response as defined by at least one incident of platelet count being ≥ 50×109/L in the initial 8-week double blinded phase of the study, compared to one out of 11 patients (9.1%) randomized to receive placebo. During the subsequent 16-week open-label phase of the study, one additional patient initially randomized to receive the RP2D experienced a response. Four patients randomized to placebo crossed over to receive treatment at RP2D after the initial 8-week double blinded phase of the study; all four of these patients experienced response. In total, 16 out of 20 patients (80%) experienced response during both phases of the study. Durable response, defined as platelet count being ≥ 50×109/L in at least 4 out of 6 last scheduled visits, were reported in 8 out of 20 patients (40%) who received RP2D in both phases of the study.

Safety data were presented for all 41 patients who received treatment at all doses, regardless of whether they were initially randomized to receive active treatment or crossed over during the open-label extension phase of the study. The median duration of treatment was 142 days (range: 23-170). No patients discontinued treatment due to treatment-related adverse events, and no cases of treatment-related serious adverse events were reported. There were 30 patients (73%) who experienced treatment-related adverse events, including 3 (7.3%) who experienced grade 3 or above treatment-related adverse events, one of whom received the RP2D. No treatment-related adverse events of grade 3 or above occurred in more than one patient.

Phase I/Ib study of sovleplenib in indolent non-Hodgkin’s lymphoma (NCT03779113)

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

Phase II/III Trial of sovleplenib for warm AIHA (NCT05535933)

In September 2022, we initiated a Phase II/III trial of sovleplenib in adult patients with wAIHA in China. This is a randomized, double-blind, placebo-controlled Phase II/III study to evaluate the efficacy, safety, tolerability, and pharmacokinetics of sovleplenib in the treatment of warm AIHA. AIHA is the result of destruction of red blood cells due to the production of antibodies against red blood cells which bind to antigens on the red blood cell membrane in autoimmune disorders. If the results of the Phase II stage of the study indicate sufficiently satisfactory efficacy and safety, the Phase III stage will be initiated. The China IND was approved in July 2022. The first patient was enrolled in September 2022. The enrollment of Phase II part of the study is expected to be completed in 2023, and lead to a decision on whether to initiate Phase III.

5. Amdizalisib (HMPL-689), PI3Kδ Inhibitor

Amdizalisib is a novel, highly selective oral inhibitor targeting the isoform PI3Kδ, a key component in the B-cell receptor signaling pathway. Amdizalisib’s pharmacokinetic properties have been found to be favorable with good oral absorption, moderate tissue distribution and low clearance in pre-clinical studies. We also expect that amdizalisib will have low risk of drug accumulation and drug-drug interactions, supporting feasibility of development in combination with other medicines. We currently retains all rights to amdizalisib worldwide.

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

Source:  Company.

Amdizalisib Clinical Development

The table below shows a summary of the clinical studies for amdizalisib.

Clinical Trials of Amdizalisib

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Amdizalisib monotherapy	Indolent non-Hodgkin's lymphoma PTCL	China	Ib	Ongoing; Expansion data presented at ESMO 2021	NCT03128164
Amdizalisib monotherapy	3L Relapsed/refractory follicular lymphoma	China	II registration-intent	Fully enrolled; Breakthrough Therapy Designation	NCT04849351
Amdizalisib monotherapy	2L Relapsed/refractory marginal zone lymphoma	China	II registration-intent	Ongoing since April 2021	NCT04849351
Amdizalisib monotherapy	Indolent non-Hodgkin's lymphoma	U.S./ Europe	I/Ib	De-prioritized	NCT03786926

Phase Ib study of amdizalisib in patients with Indolent non-Hodgkin’s lymphoma in China (NCT03128164)

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

Phase II registration-intent study of amdizalisib in patients with relapsed/refractory follicular lymphoma and relapsed/refractory marginal zone lymphoma in China (NCT04849351)

Based on the highly promising preliminary results from the above Phase Ib expansion study, in April 2021, we commenced a registration-intent Phase II trial of amdizalisib in China in patients with relapsed or refractory follicular lymphoma and marginal zone lymphoma, two subtypes of non-Hodgkin’s lymphoma. The clinical trial is a multi-center, single-arm, open-label clinical study to evaluate the efficacy and safety of amdizalisib once a day oral monotherapy in approximately 100 patients with relapsed/refractory follicular lymphoma and approximately 80 patients with relapsed/refractory marginal zone lymphoma. Relapsed/refractory is defined when a patient has not achieved response (complete response or partial response) after the latest line of systemic treatment, or has progressive disease or relapse after achieving response. The primary endpoint is ORR, with secondary endpoints including CR rate, PFS, TTR and duration of response. The trial is being conducted in over 35 sites in China, has fully enrolled the follicular lymphoma cohort and is expected to complete enrollment for the marginal zone lymphoma cohort around mid-year.

Phase I/Ib study of amdizalisib in patients with Indolent non-Hodgkin’s lymphoma in the United States and Europe (NCT03786926)

In August 2019, we initiated an international Phase I/Ib study of amdizalisib in patients with relapsed or refractory lymphoma.  The international clinical study, with multiple sites in the United States and Europe, is a multi-center, open-label, two-stage study, including dose escalation and expansion, investigating the effects of amdizalisib administered orally to patients with relapsed or refractory lymphoma.  The primary outcome measures are safety and tolerability.  Secondary outcomes include pharmacokinetic measurements and preliminary efficacy such as ORR.

6.    Tazemetostat, EZH2 Inhibitor

Tazemetostat is an inhibitor of EZH2 developed by Ipsen that is approved by the U.S. FDA for the treatment of certain epithelioid sarcoma and follicular lymphoma patients. It received accelerated approval from the FDA based on ORR and DoR in January and June 2020 for epithelioid sarcoma and follicular lymphoma, respectively. In August 2021, we entered into a strategic collaboration with Epizyme, a subsidiary of Ipsen, to research, develop, manufacture and commercialize tazemetostat in Greater China, including the mainland, Hong Kong, Macau and Taiwan. We are developing and plan to seek approval for tazemetostat in various hematological and solid tumors, in Greater China. We are participating in Ipsen’s SYMPHONY-1 (EZH-302) study, leading it in Greater China. We will generally be responsible for funding all clinical trials of tazemetostat in Greater China, including the portion of global trials conducted there. We are responsible for the research, manufacturing and commercialization of tazemetostat in Greater China.

In May 2022, tazemetostat was approved by the Health Commission and Medical Products Administration of Hainan Province of China to be used in the Hainan Boao Lecheng International Medical Tourism Pilot Zone, under the Clinically Urgently Needed Imported Drugs scheme, for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma consistent with the label as approved by the FDA.

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

Tazemetostat Clinical Trials

The table below shows a summary of our clinical trials for tazemetostat.

Clinical Trials of Tazemetostat

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Tazemetotat monotherapy	Metastatic or locally advanced epithelioid sarcoma; Relapsed/refractory 3L+ follicular lymphoma	Hainan	N/A – Hainan Pilot Zone	Approved; Launched in 2022	N/A
Tazemetostat +lenalidomide + rituximab (R2)	SYMPHONY-1: 2L follicular lymphoma	Global	Ib/III	Ongoing: PhIb data at ASH 2022; China portion of global Phase III trial started H2 2022	NCT04224493
Tazemetotat monotherapy	Relapsed/refractory 3L+ follicular lymphoma	China	II registration-intent (bridging)	Ongoing since July 2022	NCT05467943
Tazemetost at + amdizalisib	Relapsed/refractory lymphoma	China	II	Ongoing since February 2023	NCT05713110

SYMPHONY-1 Phase Ib/III Trial of tazemetostat for follicular lymphoma (NCT04224493)

SYMPHONY-1 is a global, multicenter, randomized, double-blind, active-controlled, 3-stage, biomarker-enriched, Phase Ib/III study of tazemetostat in combination with R² (lenalidomide and rituximab) in patients with relapsed or refractory follicular lymphoma after at least one prior line of therapy. Ipsen conducted the Phase Ib portion of the study in 2021, which determined the recommended Phase III dose and also demonstrated potential efficacy in second-line follicular lymphoma. The safety profile of the combination was consistent with the previously reported safety information in the U.S. prescribing information for both tazemetostat and R², respectively.

An interim analysis of the Phase Ib portion of the study, based on 44 follicular lymphoma patients as of June 14, 2022, was presented at ASH 2022. The safety profile of the tazemetostat and R² combination was consistent with the prescribing information for both tazemetostat and R², respectively. Additionally, there was no clear dose response for treatment-emergent adverse events (TEAEs) or dose modifications. Of 41 evaluable patients, ORR was 97.6% with 51.2% complete response rate. Median PFS and DoR were not yet reached with a median follow-up of 11.2 months.

In the Phase III portion of the trial, approximately 500 patients are randomly assigned to receive the recommended Phase III dose of tazemetostat of tazemetostat + R² or placebo + R². The study will also include a maintenance arm with tazemetostat or placebo following the first year of treatment with tazemetostat + R² or placebo + R². The first patient was enrolled in May 2022 and the first China patient was enrolled in September 2022.

Phase II bridging study in relapsed/refractory follicular lymphoma (NCT05467943)

In July 2022, we initiated a multicenter, open-label, Phase II study to evaluate the efficacy, safety and pharmacokinetics of tazemetostat for the treatment of patients with relapsed/refractory follicular lymphoma intended to support conditional registration in China. The primary objective is to evaluate the efficacy of tazemetostat in patients with EZH2 mutation (Cohort 1). The secondary objectives are to evaluate the efficacy of tazemetostat in patients with EZH2 wild-type (Cohort 2) and to evaluate the safety and the pharmacokinetics of tazemetostat. Enrollment of cohort 2 is complete and cohort 1 is ongoing and is expected to be completed in 2023.

Phase II combination study in relapsed/refractory follicular lymphoma (NCT05713110.)

This is a multicenter, open-label, Phase II study to evaluate the safety, tolerability and preliminary anti-tumor efficacy of tazemetostat in combination with amdizalisib in patients with R/R lymphoma. The first patient was dosed in February 2023.

7.   HMPL-453, FGFR Inhibitor

HMPL-453 is a novel, selective, oral inhibitor targeting FGFR 1/2/3. Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis, as well as resistance to anti-tumor therapies. Approximately 10-15% of IHCC patients have tumors harboring FGFR2 fusion. We currently retain all rights to HMPL-453 worldwide.

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

HMPL-453 Clinical Development

The table below shows a summary of our clinical trials for HMPL-453.

Clinical Trials of HMPL-453

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-453 monotherapy	2L Cholangiocarcinoma (IHCC with FGFR fusion)	China	II	Ongoing since 2020; Data submission planned in 2023; Preparing registration enabling study	NCT04353375
HMPL-453 + chemotherapies	Multiple	China	I/II	Ongoing since 2022	NCT05173142
HMPL-453 + Tuoyi (PD-1)	Multiple	China	I/II	Ongoing since 2022	NCT05173142

Phase II HMPL-453 monotherapy in advanced IHCC (NCT04353375)

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

After consultation with the CDE, a monotherapy registration final design has been agreed, and preparations are under way.

Phase Ib/II HMPL-453 in combination with chemotherapies or toripalimab in advanced solid tumors (NCT05173142)

In January 2022, we initiated a Phase Ib/II, multi-center, two-stage, open-label clinical trial of HMPL-453 in combination with chemotherapy or the anti-PD-1 therapy, toripalimab, to evaluate the safety, tolerability, pharmacokinetics and preliminary efficacy profile of HMPL-453 combination therapy in patients with specific advanced or metastatic solid tumors. The first stage of the study is a dose escalation phase to determine the dose limiting toxicity (DLT) and recommended Phase II dose of HMPL-453 in combination with chemotherapy (gemcitabine and cisplatin) or toripalimab. The second stage of the study is a dose expansion phase in solid tumor patients with either gastric cancer, intrahepatic cholangiocarcinoma, or urothelial carcinoma, harboring specific FGFR gene alterations. Each solid tumor cohort will be treated with a specific combination of HMPL-453 and a chemotherapy or anti-PD-1 therapy to further evaluate the preliminary efficacy, safety and tolerability at the recommended Phase II dose.

8. HMPL-306, IDH1 and 2 Inhibitor

HMPL-306 is a novel dual-inhibitor of IDH1 and IDH2 enzymes. IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among acute myeloid leukemia patients. We currently retain all rights to HMPL-306 worldwide.

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

HMPL-306 Clinical Trials

The table below shows a summary of our clinical trials for HMPL-306.

Clinical Trials of HMPL-306

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-306 monotherapy	Hematological malignancies	China	I	Ongoing since 2020; RP2D determined	NCT04272957
HMPL-306 monotherapy	Solid tumors including but not limited to gliomas, chondrosarcomas or cholangiocarcinomas	U.S.	I	Ongoing since 2021; nominate RP2D in 2023	NCT04762602
HMPL-306 monotherapy	Hematological malignancies	U.S	I	Ongoing since 2021; nominate RP2D in 2023	NCT04764474

9. HMPL-760, BTK Inhibitor

HMPL-760 is an investigational, non-covalent, third-generation BTK inhibitor. It is a highly potent, selective, and reversible inhibitor with long target engagement against BTK, including wild-type and C481S-mutated BTK. We currently retain all rights to HMPL-760 worldwide.

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

HMPL-760 Clinical Trials

The table below shows a summary of our clinical trials of HMPL-760.

Clinical Trials of HMPL-760

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-760 monotherapy	CLL, SLL, other B-NHL	China	I	Ongoing since January 2022	NCT05190068
HMPL-760 monotherapy	CLL, SLL, other NHL	U.S.	I	De-prioritized	NCT05176691

10. HMPL-295, ERK Inhibitor

HMPL-295, a novel ERK inhibitor, is our tenth in-house discovered small molecule oncology drug candidate. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK pathway). This is our first of multiple candidates in discovery addressing the MAPK pathway. We currently retain all rights to HMPL-295 worldwide.

Mechanism of Action

RAS-MAPK pathway is dysregulated in human diseases, particularly cancer, in which mutations or nongenetic events hyperactivate the pathway in up to 50% of cancers. Activating mutations in RAS genes occur in more than 30% of cancers. RAS and RAF mutations predict worse clinical prognosis in a wide variety of tumor types, mediate resistance to targeted therapies, and decrease the response to the approved standards of care, namely, targeted therapy and immunotherapy. On the MAPK pathway, KRAS inhibitors are under clinical evaluation, and acquired resistance develops for RAF/MEK targeted therapies. ERK inhibition has the potential to overcome or avoid the intrinsic or acquired resistance from the inhibition of RAS, RAF and MEK upstream mechanisms.

HMPL-295 Clinical Trials

The table below shows a summary of our clinical trial for HMPL-295.

Clinical Trial of HMPL-295

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-295 monotherapy	Solid tumors	China	I	Ongoing since 2021	NCT04908046

We initiated our Phase I development in China in July 2021. This is a multi-center and open-label study to evaluate the safety, tolerability, pharmacokinetics and preliminary efficacy profile of HMPL-295, and to determine the maximum tolerated dose and RP2D in patients with advanced malignant solid tumors.

11. HMPL-653, CSF-1R Inhibitor

HMPL-653 is an investigational novel, highly selective, and potent CSF-1R inhibitor designed to target CSF-1R driven tumors as a monotherapy or in combination with other drugs. We currently retain all rights to HMPL-653 worldwide.

Mechanism of Action

CSF-1R is usually expressed on the surface of macrophages and can promote growth and differentiation of macrophages. Studies have shown that blocking the CSF-1R signaling pathway could effectively modulate the tumor microenvironment, relieve tumor immunosuppression, and synergize with other anti-cancer therapies such as immune checkpoint inhibitors to achieve tumor inhibition. It has been demonstrated in several clinical studies that CSF-1R inhibitors could treat tenosynovial giant cell tumors and treat a variety of malignancies combined with immuno-oncology or other therapeutic agents. Currently no CSF-1R inhibitor has been approved in China.

HMPL-653 Clinical Trials

The table below shows a summary of our clinical trial of HMPL-653.

Clinical Trial of HMPL-653

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-653	Solid tumors &	China	I	Ongoing since 2022, ~110	NCT05190068
monotherapy	tenosynovial giant			patients expected
	cell tumors			to be enrolled

We initiated our Phase I development in China in January 2022, and the study is a multi-center, open-label and single-armed study to evaluate the safety, tolerability, pharmacokinetics and preliminary efficacy of HMPL-653 in patients with advanced or metastatic solid tumors and tenosynovial giant cell tumors. We expect to enroll around 110 patients in this study.

12. HMPL-A83, IgG4-type humanized anti-CD47 monoclonal antibody

HMPL-A83 is an investigational IgG4-type humanized anti-CD47 monoclonal antibody that exhibits high affinity for CD47. HMPL-A83 blocks CD47 binding to Signal regulatory protein (SIRP) α and disrupts the “do not eat me” signal that cancer cells use to shield themselves from the immune system. We currently retain all rights to HMPL-A83 worldwide.

Mechanism of Action and Preclinical Eridemia

CD47 is a cell surface transmembrane protein that is ubiquitously expressed on virtually all human cells. The overexpression of CD47 is reported in a variety of tumors and is believed to be associated with immune escape from macrophage-mediated phagocytosis. HMPL-A83 is an investigational IgG4-type humanized anti-CD47 monoclonal antibody that exhibits high affinity for CD47. HMPL-A83 blocks CD47 binding to Signal regulatory protein (SIRP) α and disrupts the “do not eat me” signal that cancer cells use to shield themselves from the immune system.

In preclinical studies, HMPL-A83 demonstrated weak affinity for red blood cells and no induction of hemagglutination, implying low risk of anemia. HMPL-A83 also demonstrated a high affinity for CD47 antigen on tumor cells and strong phagocytosis induction of multiple tumor cells. HMPL-A83 has also demonstrated strong anti-tumor activity in multiple animal models.

HMPL-A83 Clinical Trials

The table below shows a summary of our clinical trial of HMPL-A83.

Clinical Trial of HMPL-A83

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-A83 monotherapy	Advanced malignant neoplasms	China	I	Ongoing since July 2022	NCT05429008

We initiated our Phase I development in China in July 2022, and the study is a multicenter, open-label study to evaluate the safety, tolerability, pharmacokinetics and preliminary efficacy of HMPL-A83 in patients with advanced malignant neoplasms. The primary endpoints are DLT, safety, tolerability, RP2D and MTD. The secondary endpoints include pharmacokinetics, pharmacodynamics, immunogenicity and preliminary efficacy profile. We expect to enroll around 100 patients in this study.

13. IMG-007 and IMG-004, Immunology Collaboration with Inmagene

In January 2021, we entered into a strategic partnership with Inmagene, a clinical development stage company with a focus on immunological diseases, to further develop four novel preclinical drug candidates we discovered for the potential treatment of multiple immunological diseases. Under the terms of the agreement, we granted Inmagene exclusive options to such drug candidates solely for the treatment of immunological diseases. Funded by Inmagene, we work together to move the drug candidates towards IND. If successful, Inmagene will then advance the drug candidates through global clinical development. INDs for the first two compounds were submitted in 2022.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
IMG-007 (OX40 monoclonal antibody)	Healthy volunteers; adults with moderate to severe atopic dermatitis	Global	I	Ongoing since 2022	NCT05353972
IMG-004 (BTK inhibitor)	Healthy volunteers	Global	I	Ongoing since 2022	NCT05349097

IMG-007 in atopic dermatitis – This is a novel antagonistic monoclonal antibody targeting the OX40 receptor. OX40 is a costimulatory receptor member of the tumor necrosis factor receptor (TNFR) superfamily expressed predominantly on activated T cells. The Phase I study in healthy volunteers was initiated in July 2022 in Australia.

IMG-004 in immunological diseases – This is a non-covalent, reversible small molecule inhibitor targeting BTK. Designed specifically for inflammatory and autoimmune diseases that usually require long-term treatment, IMG-004 is potent, highly selective and brain permeable. The Phase I study in healthy volunteers in the United States was initiated in August 2022.

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

We believe our ability to successfully develop innovative drug candidates through our Oncology/Immunology operations will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. As a result of this commitment, our pipeline of drug candidates has been steadily advancing and expanding, with over a dozen drug candidates put into clinical development. See “– Our Clinical Pipeline” for more details.

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

Our Collaborations

Collaborations and joint ventures with corporate partners have provided us with significant funding and access to our partners’ scientific, development, regulatory and commercial capabilities. Our current oncology collaborations focus on savolitinib (collaboration with AstraZeneca) and fruquintinib (collaboration with Eli Lilly). When we entered into these collaborations, we had already conducted the discovery research and early clinical development of each drug candidate and, following our agreements, continued to conduct the clinical development and manage the engagement with regulatory authorities in China up to and including filing the NDAs with the NMPA. Our collaboration partners fund a significant portion of our research and development costs for drug candidates developed in collaboration with them. In addition, we may receive upfront payments upon our entry into these collaboration arrangements and upon the achievement of certain development milestones for the relevant drug candidate. We have received upfront payments, equity contributions and milestone payments totaling approximately $198.5 million mainly from our collaborations with AstraZeneca and Eli Lilly as of December 31, 2022. In return, our collaboration partners are entitled to a significant proportion of any future revenue from our drug candidates developed in collaboration with them, as well as a degree of influence over the clinical development process for such drug candidates. In addition, we have entered into other clinical collaborations for combination studies of fruquintinib and surufatinib with drug candidates belonging to BeiGene, Innovent and/or Junshi. We also have an immunology collaboration with Inmagene with respect to four novel pre-clinical drug candidates discovered by us and an in-licensing collaboration with Epizyme with respect to tazemetostat.

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

AstraZeneca paid $20.0 million upon execution of the AstraZeneca Agreement and agreed to pay royalties and additional amounts upon the achievement of development and sales milestones. Under the original terms of the AstraZeneca Agreement, we and AstraZeneca agreed to share the development costs for savolitinib in China, with AstraZeneca being responsible for the development costs for savolitinib in the rest of the world. With respect to certain clinical trials, we subsequently agreed with AstraZeneca on sharing development costs. As of December 31, 2022, we had received $64.9 million in milestone payments in addition to approximately $71.6 million in reimbursements for certain development costs. We may potentially receive future clinical development and first sales milestones payments for clinical development and initial sales of savolitinib, plus significant further milestone payments based on sales. Subject to approval of savolitinib in treating PRCC, under the amended AstraZeneca Agreement, AstraZeneca is obligated to pay us increased tiered royalties from 14% to 18% annually on all sales made of any product outside of China, which represents a five percentage point increase over the original terms, subject to a potential downward adjustment on such point increase based on the amount of any contribution by AstraZeneca to the Phase III development in patients with such indication. After total aggregate additional royalties have reached five times our contribution to the Phase III development in patients with such indication, this royalty will step down over a two-year period, to an ongoing royalty rate of 10.5% to 14.5%. AstraZeneca is also obligated to pay us a fixed royalty of 30% on all sales made of any product in China.

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

Eli Lilly paid a $6.5 million upfront fee following the execution of the Eli Lilly Agreement in 2013, and agreed to pay royalties and additional amounts upon the achievement of development and regulatory approval milestones.  As of December 31, 2022, Eli Lilly had paid us $37.2 million in milestone payments in addition to approximately $65.7 million in reimbursements for certain development costs.

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

Epizyme (A Subsidiary of Ipsen Pharma SAS)

In August 2021, we entered into a licensing agreement with Epizyme Inc. (a subsidiary of Ipsen Pharma SAS) pursuant to which we obtained a co-exclusive license to develop, an exclusive license to commercialize and a co-exclusive license to manufacture tazemetostat in China, Hong Kong, Taiwan and Macau for all therapeutic and palliative uses in epithelioid sarcoma, follicular lymphoma (second line and third line), diffuse large b-cell lymphoma and any other indications that are approved according to the terms of the licensing agreement.

To date, we have paid Epizyme a $25.0 million upfront payment and an aggregate of $5.0 million milestone payments. We may be required to pay an additional aggregate amount of up to $105 million in development and regulatory milestone payments and up to an additional $175 million in sales milestone payments. Epizyme is also eligible to receive, across up to eight potential indications, certain tiered royalties (from mid-teen to low-twenties-percentage) based on annual net sales of tazemetostat in the licensed territory.

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

Takeda

On January 23, 2023, we entered into a license agreement with a subsidiary of Takeda to further the global development, commercialization and manufacture of fruquintinib outside of mainland China, Hong Kong and Macau, where it is marketed by us in partnership with Eli Lilly. We may receive up to $1.13 billion including $400 million upfront on closing as well as potential regulatory, development and commercial sales milestone payments, plus royalties on net sales. This deal is subject to customary closing conditions, including the completion of antitrust regulatory reviews. Following these clearances, Takeda will become solely responsible for the development and commercialization of fruquintinib in all included territories worldwide excluding mainland China, Hong Kong and Macau.

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

Other Ventures

Other Ventures is our large-scale, profitable drug marketing and distribution platform covering about 290 cities and towns in China with over 2,900 manufacturing and commercial personnel as of December 31, 2022. Built over the past 20 years, it has been focused on the sale of prescription drugs products and consumer health products conducted through the following entities:

Shanghai Hutchison Pharmaceuticals

Shanghai Hutchison Pharmaceuticals, our non-consolidated joint venture, primarily engages in the manufacture and sale of prescription drug products originally contributed by our joint venture partner, as well as third-party prescription drugs with a focus on cardiovascular medicine. Shanghai Hutchison Pharmaceuticals’ proprietary products are sold under the “Shang Yao” brand, literally meaning “Shanghai pharmaceuticals,” a trademark that has been used for over 50 years in the pharmaceutical retail market, primarily in Shanghai and Eastern China. The trademark is owned by the joint venture and in January 2023, the Shanghai government recognized and awarded the brand as a Shanghai heritage brand. In early 2019, Shanghai Hutchison Pharmaceuticals was awarded the 2018 State Scientific and Technological Progress Award – Second Prize, which was presented by President Xi Jinping, Premier Li Keqiang and other state leaders of the PRC at the National Science and Technology Awards Ceremony. This award was one of only two such awards given that year to studies in the botanical drug industry.

Its key product is She Xiang Bao Xin pills, a vasodilator for the long-term treatment of coronary artery and heart disease and for rapid control and prevention of acute angina pectoris, a form of chest pain. There are over one million deaths due to coronary artery disease per year in China. She Xiang Bao Xin pill is the third largest botanical prescription drug in this indication in China, with market share in 2022 of 21.0% (2021 of 19.6%) nationally and 47.9% (2021: 43.6%) in Shanghai. She Xiang Bao Xin pills’ sales represented 92.2% of all Shanghai Hutchison Pharmaceuticals sales in 2022.

She Xiang Bao Xin pills were first approved in 1983 and subsequently enjoyed 33 proprietary commercial protections under the prevailing regulatory system in China.  In 2005, Shanghai Hutchison Pharmaceuticals was able to attain “Confidential State Secret Technology” status protection, as certified by China’s Ministry of Science and Technology and State Secrecy Bureau, which extended proprietary protection in China until late 2016.  The Science and Technology Commission of Shanghai Municipality has subsequently extended such protection. Shanghai Hutchison Pharmaceuticals holds an invention patent in China covering its formulation, which extends proprietary protection through 2029.  She Xiang Bao Xin pill is one of less than two dozen proprietary prescription drugs represented on China’s National Essential Medicines List, which means that all Chinese state-owned health care institutions are required to carry it. She Xiang Bao Xin pill is fully reimbursed in all of China.

Shanghai Hutchison Pharmaceuticals manufactures its products at its 78,000 square meter production facility located in Feng Pu district outside the center of Shanghai. Shanghai Hutchison Pharmaceuticals holds 74 drug product manufacturing licenses, of which 17 are included in the National Essential Medicines List, and three are in active production. The factory is operated by over 550 manufacturing staff.

As of December 31, 2022, Shanghai Hutchison Pharmaceuticals had a commercial team of about 2,300 medical sales representatives allowing for the promotion and scientific detailing of our products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China. Shanghai Hutchison Pharmaceuticals, through its GSP-certified subsidiary, sells its products and its third-party licensed prescription drugs directly to distributors who on-sell such products to hospitals and clinics, pharmacies and other retail outlets in their respective areas, as well as to other local distributors. As of December 31, 2022, Shanghai Hutchison Pharmaceuticals engaged a group of approximately 530 primary distributors to cover China. These primary distributors in turn used over 2,300 secondary distributors to work directly with hospitals, on a local level, to manage logistics. Shanghai Hutchison Pharmaceuticals’ own prescription drugs sales representatives promote its products to doctors and purchasing managers in hospitals, clinics and pharmacies as part of its marketing efforts.

Hutchison Sinopharm

Hutchison Sinopharm is our consolidated joint venture with Sinopharm. Based in Shanghai, Hutchison Sinopharm focuses on providing logistics services to, and distributing and marketing prescription drugs in China. As of December 31, 2022, Hutchison Sinopharm had a dedicated team of over 40 commercial staff that focus on marketing over 900 third-party prescription drug and other products directly to about 730 public and private hospitals in the Shanghai region and through a network of approximately 55 distributors to cover all other provinces in China.

Starting in 2015, Hutchison Sinopharm had been the exclusive marketing agent for Seroquel tablets in China. In June 2018, AstraZeneca sold and licensed its rights to Seroquel to Luye Pharma Group, Ltd., including its rights in China. The terms of our agreement with AstraZeneca were assigned to Luye Pharma Hong Kong Ltd., or Luye Pharma HK. In May 2019, we received a notice from Luye Pharma HK purporting to terminate our agreement. We believe that Luye Pharma HK had no basis for termination and commenced confidential legal proceedings to seek damages. In December 2021, the Hong Kong International Arbitration Centre made a final award in favor of Hutchison Sinopharm against Luye Pharma Hong Kong in the amount of RMB253.2 million plus costs we incurred in the legal proceedings and interest. An application was made by Luye on December 14, 2021 to set aside the final award which was heard by the High Court in Hong Kong on June 28, 2022 and dismissed by the judge on July 26, 2022. Luye have further applied and obtained leave to appeal the setting aside application to the Court of Appeal in Hong Kong and a hearing in the Court of Appeal has been set for June 6, 2023. We did not have any revenue from the distribution of Seroquel for the years ended December 31, 2020, 2021 and 2022.

In 2019, we began building an in-house oncology commercial sales and marketing team at Hutchison Sinopharm to support the launch of certain of our innovative oncology drugs. By December 31, 2022, this team had grown to over 870 commercial sales and marketing staff in mainland China and Hong Kong.

In 2021, a substantial portion of Hutchison Sinopharm’s sales were made directly to hospitals and clinics, with the remaining sales being made through distributors. As of December 31, 2022, Hutchison Sinopharm had over 860 customers of which approximately 13% were distributors, and the revenue generated from these distributors accounted for approximately 25% of the revenue of Hutchison Sinopharm for the year ended December 31, 2022.

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

Hutchison Healthcare

Hutchison Healthcare is our wholly owned subsidiary and is primarily engaged in the manufacture and sale of health supplements.  Hutchison Healthcare’s major product is Zhi Ling Tong DHA capsules, a health supplement made from algae DHA oil for the promotion of brain and retinal development in babies and young children, which is distributed through Hutchison Sinopharm up till the end of September and from October 1, 2022 onwards, through our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals.

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

Savolitinib

Savolitinib is the only selective MET inhibitor currently approved in China, while two selective MET inhibitors are on the market in the US and Japan: Tepmetko (tepotinib) and Tabrecta (capmatinib) are approved for MET exon 14 skipping NSCLC with additional programs underway focused on lung cancer. Tepmetko (tepotinib)’s NDA for MET exon 14 skipping NSCLC is currently being reviewed by NMPA.  Market Authorization Applications for Tabrecta and Tepmetko were approved in 2022 by the European Medicines Agency (EMA) for use in the treatment of MET exon 14 skipping NSCLC. Other selective MET inhibitors in development include telisotuzumab vedotin (in Phase II for advanced solid tumors, including NSCLC), elzovantinib (TPX-0022, in Phase I/II development for advanced solid tumors), REGN-5093 and REGN5093-M114 (in Phase I for NSCLC), glumetinib (NDA for MET exon 14 skipping NSCLC is currently being reviewed by NMPA) and bozitinib (NDA for MET exon 14 skipping NSCLC is currently being reviewed by NMPA). Sym-015 is a bi-specific antibody that binds to non-overlapping epitopes on the extracellular domain of the Met receptor tyrosine kinase (in Phase IIa development).

Approved compounds that inhibit MET as well as other kinases include Xalkori (crizotinib) (ALK, ROS1 and MET inhibitor marketed for NSCLC) and Cabometyx (cabozantinib) (VEGFR/MET/Ret inhibitor approved for RCC and liver cancer as well as in development for genitourinary cancers). Amivantamab (JNJ-61186372) (EGFR/MET bi-specific antibody) is approved for NSCLC harboring EGFR exon 20 insertion mutation and in late-stage development for EGFRm+ NSCLC. MCLA-129 (NCT03132155) is a EGFR/MET bispecific currently in early stage development.

Fruquintinib

Approved VEGF inhibitors on the market for the treatment of CRC include Avastin (anti-VEGF monoclonal antibody), Cyramza (anti-VEGFR2 monoclonal antibody), Stivarga (VEGFR/TIE2 inhibitor) and Zaltrap (ziv-aflibercept) (VEGF inhibitor). Cyramza (ramucirumab) was approved for the treatment of second-line gastric cancer in China in 2022. TAS-102 (trifluridine/tipiracil hydrochloride) was approved for mCRC in China in 2019. Avastin is approved for NSCLC and nintedanib is approved for the treatment of lung disease associated with fibrosis (under the name Ofev) as well asadeno-NSCLC in Europe (under the name Vargatef). Other VEGFR inhibitors being developed for the treatment of NSCLC include Cabometyx, Lenvima (lenvatinib), lucitanib and Caprelsa. VEGFR inhibitors being developed for the treatment of gastric cancer include dovitinib, telatinib and Stivarga. In China, Aitan (apatinib) has been approved for the treatment of third-line gastric cancer and Focus-V (anlotinib) has been approved for the treatment of third-line NSCLC.

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

Sovleplenib and Amdizalisib

There has been extensive research on oral small-molecule Syk inhibitors due to the major unmet medical need in inflammation and oncology. However, many Syk inhibitors have failed in the development stage due to their off-target toxicity as a result of lower kinase selectivity and possibly poor pharmacokinetic properties. The only small molecule drug candidate targeting Syk specifically has been approved to date is Tavalisse for the treatment of chronic immune thrombocytopenia. Lanraplenib (GS-9876) is a Syk inhibitor that has been studied for autoimmune diseases, but not currently in active development for autoimmune diseases. Syk inhibitors currently in clinical studies for hematological cancers include lanraplenib and cerdulatinib (lymphoma).

Currently there are three PI3K inhibitors approved and on the market outside of China. Aliqopa (copanlisib, pan-PI3K inhibitor) was approved for relapsed follicular lymphoma as a monotherapy and is being studied in combination with rituximab as well as rituximab and chemotherapy in NHL. Zydelig (idelalisib) is approved for the treatment of chronic lymphocytic leukemia, globally. Copiktra (duvelisib, PI3K-δ/γ dual inhibitor) is approved for CLL/SLL. In China, during 2022, Copiktra and linperlisib (YY-20394) were approved for 3L+ follicular lymphoma. In January 2022, Incyte announced that it is withdrawing its NDA for parsaclisib due to the investment required to complete a post marketing confirmatory study within the timeframe required by the FDA. Parsaclisib’s NDA for third-line follicular lymphoma is currently being reviewed by NMPA. In addition, several drug candidates that inhibit PI3Kδ are in clinical development for hematological cancers, including zandelisib (ME-401 discontinued outside of Japan) and ACP 319.

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

HMPL-453

To date, Balversa, Pemazyre and Truseltiq are the only approved therapies that specifically target the FGFR signaling pathway. Late-stage studies are underway for futibatinib and derazantinib. Additionally, a FGFR specific monoclonal antibody, bemarituzumab, is in Phase III development for gastric cancer and gastroesophageal junction (GEJ) adenocarcinoma. Several small molecule FGFR TKI are in clinical trials for solid tumors, including LOXO-435, AZD4547, rogaratinib, fisogatinib (BLU-554), famitinib, Debio 1347, E7090, ICP-192, ICP-105, ASP5878, FGF401, RLY-4008 and HH185.

HMPL-306

Tilbsovo (ivosidenib) and Rezlidnia (olutasidenib) are approved therapies that specifically inhibits IDH1 while Idhifa (enasidenib) is an approved therapy that specifically inhibits IDH2. To date, there are no approved therapies that inhibit both IDH1 and IDH2, which could be advantageous in deferring resistance to therapy. A pan-IDH inhibitor, vorasidenib, is currently in late stage development for glioma. An IDH 1/2 inhibitor, LY3410738, is in Phase 1 development for both hematological malignancies and solid tumors. Other IDH1 inhibitors in development include BAY1436032 and DS-1001b.

HMPL-760

Approved first and second generation BTK inhibitors include Imbruvica, Calquence, Tirabrutinib, Brukinsa and orelabrutinib. A third generation BTK inhibitor pirtobruntinib was approved for 3L+ in mantle cell lymphoma in January 2023. Nemtabrutinib, orelabrutinib, TG-1701 and JNJ-64264681 are in development for cancer. A number of other BTK inhibitors, such as evobrutinib, remibrutinib, tolebrutinib, rilzabrutinib, SAR444727 and fenebrutinib, are in development for immunological diseases.

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

HMPL-A83

To date, no CD47 antibody drug has been approved. A number of antibodies, including magrolimab, evorpacept, lemzoparlimab, HX009, PF-07901801, AO-176, DSP107, and IBI188, among others are being developed in clinical settings as a single agent and/or in combination with various therapeutical agents.

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

Our Oncology/Immunology Patents

As of December 31, 2022, we had 232 issued patents, including 18 Chinese patents, 22 U.S. patents and 12 European patents, 295 patent applications pending in the above major market jurisdictions, and 7 pending PCT patent applications relating to the drugs and drug candidates of our Oncology/Immunology operations. The intellectual property portfolios for our most advanced drug candidates are summarized below. With respect to most of the pending patent applications covering our drug candidates, prosecution has yet to commence. Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the relevant patent office is often significantly narrowed by the time when they issue, if they issue at all. We expect this to be the case for our pending patent applications referred to below.

Savolitinib—The intellectual property portfolio for savolitinib contains two patent families.

The first patent family for savolitinib is directed to novel small molecule compounds as well as methods of treating cancers with such compounds. As of December 31, 2022, we owned 58 patents in this family, including patents in China, the United States, Europe and Japan, each expiring in 2030, and we also had 9 patent applications pending in various other jurisdictions.

The second patent family is directed to the method for the preparation of savolitinib. As of December 31, 2022, we owned one patent in this family in South Africa, which will expire in 2039. As of December 31, 2022, we also had 16 patent applications pending in this family in various jurisdictions, including China, the United States, Europe, and Japan, each of which, if issued, would have an expiration date in 2039. This patent family is co-owned by us and AstraZeneca.

Our collaboration partner AstraZeneca is responsible for maintaining and enforcing the intellectual property portfolio for savolitinib.

Surufatinib—The intellectual property portfolio for surufatinib contains nine patent families.

The first patent family for surufatinib is directed to novel small molecule compounds as well as methods of treating tumor angiogenesis-related disorders with such compounds. As of December 31, 2022, in this patent family we owned one Chinese patent expiring in 2027 and 12 patents in various other jurisdictions, including the United States expiring in 2031, and Europe and Japan, each expiring in 2028. As of December 31, 2022, we also had one patent application pending in Brazil.

The second patent family is directed to the compound and crystalline forms of surufatinib as well as methods of treating tumor angiogenesis-related disorders with such compound and forms. As of December 31, 2022, in this patent family we owned two patents in China expiring in 2029 and 2030, respectively, and we owned 15 patents in other jurisdictions, including the United States expiring in 2031 and Europe expiring in 2030. As of December 31, 2022, we also had one patent application pending in Brazil.

The third patent family is directed to the formulation of a micronized active pharmaceutical ingredient used in surufatinib as well as methods of treating tumor angiogenesis-related disorders with such formulation. As of December 31, 2022, we owned 14 patents in this family in various jurisdictions, including China, Europe and Japan, each of which will expire in 2036. We also had 5 patent applications pending in various other jurisdictions, each of which, if issued, would have an expiration date in 2036.

The fourth patent family is directed to clinical indications of surufatinib. With respect to this patent family, we had one patent application pending in Japan, which, if issued, would have an expiration date in 2036.

The fifth patent family is directed to impurities of surufatinib and their preparation methods. With respect to this family, we had one patent application pending in China, which, if issued, would have an expiration date in 2040.

The sixth patent family is directed to the pharmaceutical combinations of toripalimab and surufatinib. With respect to this family, we had one Chinese and one Taiwan applications pending, each of which, if issued, would have an expiration date in 2041. This patent family is co-owned by us and Shanghai Junshi Biosciences Co., Ltd.

The seventh patent family is directed to methods of using surufatinib in treating advanced pancreatic and extra-pancreatic neuroendocrine tumors. With respect to this family, we had one patent application pending in the United States, which, if issued, would have an expiration date in 2041.

The eighth patent family is directed to the therapeutic combinations of surufatinib and chemotherapeutic agents. With respect to this family, we had one patent application pending in China, which, if issued, would have an expiration date in 2041.

The ninth patent family is directed to solid dispersion of surufatinib. With respect to this family, we had one patent application pending in China, which, if issued, would have an expiration date in 2041.

Fruquintinib—The intellectual property portfolio for fruquintinib contains five patent families.

The first patent family for fruquintinib is directed to novel small molecule compounds as well as methods of treating tumor angiogenesis-related disorders with such compounds. As of December 31, 2022, we owned three U.S. patents, one Chinese patent and one Taiwanese patent in this family, each of which will expire in 2028. We also owned 16 patents in other jurisdictions including Europe and Japan, each of which will expire in 2029.

The second patent family is directed to crystalline forms of fruquintinib as well as methods of treating tumor angiogenesis-related disorders with such forms. As of December 31, 2022, we owned 22 patents in this family in various jurisdictions, including the United States, China, Europe and Japan, each of which will expire in 2035, and we had 5 patent applications pending in various other jurisdictions.

The third patent family is directed to the method of preparing one of the critical intermediates used in the manufacturing process of fruquintinib. With respect to this patent family, we had one patent in China expiring in 2034.

The fourth patent family is directed to the pharmaceutical composition of fruquintinib. As of December 31, 2022, we had 7 patent applications pending in this patent family in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2039.

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

The first patent family is directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases, allergic diseases, cell-proliferative diseases, and immunological diseases with such compounds. As of December 31, 2022, we owned 25 patents in this family in various jurisdictions, including the United States, China, Europe and Japan, each of which will expire in 2032.

The second patent family is directed to the salts of sovleplenib as well as crystalline forms thereof. As of December 31, 2022, we owned four patents in this family in various jurisdictions, including the United States and Japan, each of which will expire in 2038. As of December 31, 2022, we had 21 patent applications pending in this patent family in various jurisdictions, including China, the United States and Europe, each of which, if issued, would have an expiration date in 2038.

Amdizalisib—The intellectual property portfolio for amdizalisib contains three patent families.

The first patent family is directed to novel small molecule compounds as well as uses of such compounds. As of December 31, 2022, we owned 25 patents in this family in various jurisdictions, including the United States, Europe, China and Japan, each of which will expire in 2035. As of December 31, 2022, we also had two patent applications pending in this family in Argentina and Brazil.

The second patent family is directed to crystalline forms of amdizalisib. As of December 31, 2022, we had 23 patent applications pending in this family in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2039.

The third patent family is directed to the method of preparing one of the critical intermediates used in the manufacturing process of amdizalisib. With respect to this patent family, we had one patent in China expiring in 2038.

Tazemetostat—The intellectual property portfolio for Tazemetostat is licensed from Epizyme, Inc.

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

The patent family is directed to novel small molecule compounds as well as methods of treating cancers with the compounds. As of December 31, 2022, we owned one patent in this family in the United States, which will expire in 2038. As of December 31, 2022, we also had 24 patent applications pending in this patent family in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2038.

HMPL-760—The intellectual property portfolio for HMPL-760 contains one patent family.

The patent family is directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases or auto-immune diseases with such compounds. As of December 31, 2022, we owned one patent in this family in the United States, which will expire in 2041. As of December 31, 2022, we also had 23 patent applications pending in this patent family in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2041.

HMPL-453—The intellectual property portfolio for HMPL-453 contains two patent families.

The first patent family is directed to novel small molecule compounds as well as methods of treating cancers with the compounds. As of December 31, 2022, we owned 24 patents in this family in various jurisdictions, including China, Europe, Japan and the United States, each of which will expire in 2034. As of December 31, 2022, we had one patent application pending in Argentina.

The second patent family is directed to the salts of HMPL-453. As of December 31, 2022, we had 20 patent applications pending in this patent family in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2040.

HMPL-295—The intellectual property portfolio for HMPL-295 contains one patent family.

The patent family is directed to novel small molecule compounds as well as methods of treating cancers or auto-immune diseases with such compounds. As of December 31, 2022, in this patent family we had 24 patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2040.

HMPL-653—The intellectual property portfolio for HMPL-653 contains one patent family.

The patent family is directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases or auto-immune diseases with such compounds. As of December 31, 2022, in this patent family we had 22 patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2041.

HMPL-A83—The intellectual property portfolio for HMPL-A83 contains two patent families.

The first patent family is directed to novel anti-CD47 antibodies as well as methods of treating cancers with such antibodies. As of December 31, 2022, in this patent family we had 22 patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2041.

The second patent family is subject to confidential review by the patent authorities. As of December 31, 2022, in this patent family we had PCT, Argentina and Taiwan applications pending, each of which, if issued, would have an expiration date in 2042.

Other Ventures Patents

As of December 31, 2022, our joint venture Shanghai Hutchison Pharmaceuticals had (i) 75 issued patents in China, (ii) one patent granted in the U.S. and one granted patent in Canada under the Patent Cooperation Treaty, and (iii) 38 pending Chinese patent applications and seven patent applications under the Patent Cooperation Treaty, among them, two of which were filed in China, including patents for its key prescription products described below.

She Xiang Bao Xin Pills.  As of December 31, 2022, Shanghai Hutchison Pharmaceuticals held an invention patent in China directed to the formulation of the She Xiang Bao Xin pill.  Under PRC law, invention patents are granted for new technical innovations with respect to products or processes.  Invention patents in China have a maximum term of 20 years.  This patent will expire in 2029.  The “Confidential State Secret Technology” status protection on the She Xiang Bao Xin pill technology held by Shanghai Hutchison Pharmaceuticals, as certified by China’s Ministry of Science and Technology and State Secrecy Bureau, is currently active.

Danning Tablets.  As of December 31, 2022, Shanghai Hutchison Pharmaceuticals also held an invention patent in China directed to the formulation of the Danning tablet.  This patent will expire in 2027.

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

In addition, our joint ventures seek trademark protection for their products. As of December 31, 2022, our joint venture Shanghai Hutchison Pharmaceuticals owned a total of 21 trademarks in China and one trademark in Canada related to products sold by it. For example, the name “Shang Yao” is a registered trademark of Shanghai Hutchison Pharmaceuticals in China for certain uses including pharmaceutical preparations.

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

Customers and Suppliers

For the years ended December 31, 2020, 2021 and 2022, we generated revenue of $102.3 million, $188.9 million and $185.0 million from our five largest customers, respectively. For the years ended December 31, 2020, 2021 and 2022, revenue from our five largest customers represented approximately 45%, 53% and 43% of our total revenue, respectively, and revenue from our largest customer in those periods represented approximately 16%, 16% and 16% of our revenue in the same periods, respectively. Save for Sinopharm, our five largest customers were independent third parties and none of our directors or their close associates or, to the knowledge of our directors, any shareholders who owned more than 5% of our issued ordinary shares had any interest in any of our five largest customers as of the date of the filing of this annual report.

In 2020, 2021 and 2022, Sinopharm, which jointly owns Hutchison Sinopharm with us, was one of our five largest customers. Sales to Sinopharm and/or its associates contributed 16%, 12% and 16% of our revenue in 2020, 2021 and 2022, respectively. Purchases from Sinopharm and/or its associates contributed less than 1% of our total purchases in 2020, 2021 and 2022, respectively.

For the years ended December 31, 2020, 2021 and 2022, the total purchases from our five largest suppliers were $58.0 million, $100.6 million and $90.9 million, respectively. For the years ended December 31, 2020, 2021 and 2022, our purchases from our five largest suppliers represented less than 20% of our total purchases. All of our five largest suppliers were independent third parties and none of our directors or their close associates or, to the knowledge of our directors, any shareholder who owned more than 5% of our issued ordinary shares had any interest in any of our five largest suppliers as of the date of the filing of this annual report.

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

Certificates and Permits

The following sets forth the material certificates and/or permits that we have obtained for our operations in China. We have received all material certificates and permits that are, or may be, required for our operations in China. No material certificate, permission or approval for our operations has been denied by relevant authorities in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our products and business operations in China in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. In addition, rules and regulations in China can change quickly with little advance notice. Uncertainties due to evolving laws and regulations could impede the ability of an issuer with significant operations in China, such as us, to obtain or maintain certificates, permits or licenses required to conduct business in China. In the absence of required certificates, permits or licenses, governmental authorities could impose material sanctions or penalties on us.

HUTCHMED (Suzhou) Limited holds a pharmaceutical manufacturing permit issued by its local regulatory authority expiring on September 13, 2025.  It also complies with applicable GMP standards.

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

The MOH is an authority at the ministerial level under the State Council and is primarily responsible for national public health. Following the establishment of the SFDA in 2003, the MOH was put in charge of the overall administration of national health in the PRC excluding the pharmaceutical industry. In March 2008, the State Council placed the SFDA under the management and supervision of the MOH. The MOH performs a variety of tasks in relation to the health industry such as establishing social medical institutes and producing professional codes of ethics for public medical personnel. The MOH is also responsible for overseas affairs, such as dealings with overseas companies and governments. In 2013, the MOH and the National Population and Family Planning Commission were integrated into the National Health and Family Planning Commission of the PRC, or the NHFPC. On March 17, 2018, the First Session of the Thirteenth National People’s Congress approved the State Council Institutional Reform Proposal, according to which the responsibilities of NHFPC and certain other governmental authorities are consolidated into the NHC, and the NHFPC shall no longer be maintained. The responsibilities of the NHC include organizing the formulation of national drug policies, the national essential medicine system and the National Essential Medicines List and drafting the administrative rules for the procurement, distribution and use of national essential medicines.

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

More recently, on May 5, 2022, the General Office of the State Council issued the Key Tasks for Deepening the Reform of the Medical and Health System in 2022 (the “2022 PRC Health Care Reforms”).

Highlights of the 2022 PRC Health Care Reforms include the following:

●	The overall objectives of the 2022 PRC Health Care Reforms are to comprehensively promote construction of a healthy China, deeply promote the experience of Sanming’s medical reforms (which refers to certain medical reforms undertaken in Sanming, Fujian Province since 2012), promote the expansion and balanced distribution of high-quality medical resources, continue to promote the transition from centering on disease treatment to centering on people’s health, and continue to promote solutions to lack of and cost of access to medical care.
●	According to the Sanming People’s Government website, the medical reforms that were undertaken in Sanming included but were not limited to (1) reforms to the personnel and salary system of public hospitals, whereby Sanming implemented target annual salaries for medical staff (being 3 times the average local salary), (2) introduction of competitive bidding processes in order to reduce the costs of medicines, and (3) integration of medical insurance management institutions to reduce coordination costs across departments. The 2022 PRC Health Care Reforms calls for promotion of Sanming’s medical reform experience, including but not limited to (1) expansion of the scope of centralized procurement, whereby state and local governments in each province should strive to have a total of more than 350 common drugs purchased; (2) reform of medical service prices, whereby all provinces shall issue documents related to the establishment of a dynamic adjustment mechanism for medical service prices before the end of June 2022, and (3) reform of the personnel and salary system of public hospitals, whereby localities should be guided to make good use of staffing resources in light of their actual circumstances, and may explore the recruitment of the best external qualified professional and technical personnel via strict and standardized procedures such as open recruitment.
●	The 2022 PRC Health Care Reforms also promote high-quality development in medicine and healthcare, including but not limited to (1) comprehensive and steady reform of public hospitals, whereby pilot provinces shall take the lead in exploring and reviewing reform paths of public hospitals at all levels; (2) giving a greater role to government investment incentives; (3) advancement of the national medical insurance program, such as promoting the improvement of the direct settlement of expenses of inter-provincial and remote medical treatments, and unifying the scope of drugs covered by national medical insurance across the country; (4) strengthening drug supply security, for example, by accelerating the granting of market authorization to innovative drugs of clinical value; and (5) promotion of pilot projects for the revitalization of traditional Chinese medicine. The 2022 PRC Health Care Reforms also call for (i) 35,000 general practitioners and 100,000 resident doctors (including postgraduates with a master degree) to be trained through various approaches within the year, (ii) for the enrollment of professional postgraduate students to be inclined towards areas facing skills shortages, such as general practice, pediatrics, and psychiatry, and (iii) the promotion of telemecine services, which shall cover 95% of the country’s districts and counties.

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

Examination and Approval of New Medicines

On January 22, 2020, the SAMR promulgated the Administrative Measures on the Registration of Pharmaceutical Products, or the Registration Measures, which became effective on July 1, 2020. According to the Registration Measures, an applicant who has obtained a drug registration certificate shall be a drug MAH. The approval process for medicines seeking marketing authorization mainly consists of the following steps:

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

In accordance with the Provisions on the Administration of Special Examination and Approval of Registration of New Drugs promulgated by the SFDA, issued and effective on January 7, 2009, an NDA that meets certain requirements as specified below will be handled with priority in the review and approval process, so-called “green-channel” approval.  In addition, the applicant is entitled to provide additional materials during the review period besides those requested by the SFDA, and will have access to enhanced communication channels with the SFDA. As of the date of this annual report, the SFDA has been succeeded by the SAMR and NMPA.

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

Drug Technology Transfer Regulations

On August 19, 2009, the SFDA promulgated the Administrative Regulations for Technology Transfer Registration of Drugs to standardize the registration process of drug technology transfer, which includes application for, and evaluation, examination, approval and monitoring of, drug technology transfer. Drug technology transfer refers to the transfer of drug production technology by the owner to a drug manufacturer and the application for drug registration by the transferee according to the provisions in the new regulations. Drug technology transfer includes new drug technology transfer and drug production technology transfer.

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

The Center for Drug Evaluation should further review the application materials, provide technical evaluation opinions and form a comprehensive evaluation opinion based on the site inspection reports and the testing results of the samples. The SFDA (which, as of the date of this annual report, has been succeeded by the SAMR and NMPA) should determine whether to approve the application according to the comprehensive evaluation opinion of the Center for Drug Evaluation.  An approval letter of supplementary application and a drug approval number will be issued to qualified applications.  An approval letter of clinical trials will be issued when necessary.  For rejected applications, a notification letter of the examination opinions will be issued with the reasons for rejection.

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

Good Manufacturing Practices

The Guidelines on Good Manufacturing Practices, as amended in 1998 and 2010, or the Guidelines, took effect on August 1, 1999 and set the basic standards for the manufacture of pharmaceuticals. These Guidelines cover issues such as the production facilities, the qualification of the personnel at the management level, production plant and facilities, documentation, material packaging and labeling, inspection, production management, sales and return of products and customers’ complaints. On October 23, 2003, the SFDA issued the Notice on the Overall Implementation and Supervision of Accreditation of Good Manufacturing Practice Certificates for Pharmaceuticals, which required all pharmaceutical manufacturers to apply for the GMP certificates by June 30, 2004. Those enterprises that failed to obtain the GMP certificates by December 31, 2004 would have their Pharmaceutical Manufacturing Permit revoked by the drug administrative authorities at the provincial level. On October 24, 2007, the SFDA issued Evaluation Standard on Good Manufacturing Practices which became effective on January 1, 2008. On December 1, 2019, per the Announcement of the NMPA on Issues Concerning the Implementation of the PRC Drug Administration Law, GMP certificates were abolished, though manufacturers remain to be obligated to operate in accordance with the applicable requirements of the Guidelines. The Notice of the NMPA on Promulgation of the Administrative Measures for Drug Inspection (for Trial Implementation), or Trial Drug Inspection Measures, was released and effective on May 24, 2021, which regulates the inspection, investigation, evidence collection and disposal and other actions carried out by medical products administrative authorities with respect to the manufacturing, distribution and use of drugs. The Trial Drug Inspection Measures stipulate that where an application for a pharmaceutical manufacturing permit is filed for the first time, on-site inspection shall be carried out in accordance with the applicable requirements of the Guidelines. Where an application for re-issuance of a pharmaceutical manufacturing permit is filed, a compliance inspection may be carried out if necessary based on the principles of risk management, taking into consideration the enterprise’s compliance with the laws and regulations on drug administration, the Guidelines, and the running of quality control systems.

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

On August 15, 2017, the CFDA issued the Circular on the Matters Relating to Promotion of the Pilot Program for the Drug MAH System, clarifying that the MAH shall be responsible for managing the whole manufacturing and marketing chain and the whole life cycle of drugs and shall assume full legal liabilities for the non-clinical drug study, clinical trials, manufacturing, marketing and distribution and adverse drug reaction monitoring. The MAH is permitted to entrust several drug manufacturers under the drug quality management system established by the MAH. The MAH shall submit a report of drug manufacturing, marketing, prescription, techniques, pharmacovigilance, quality control measures and certain other matters to the CFDA (which, as of the date of this annual report, has been succeeded by the SAMR and NMPA) within 20 working days after the end of each year.

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

On December 26, 2016, the Medical Reform Office of the State Council, the National Health and Family Planning Commission, the CFDA and other five government authorities promulgated the “Two-Invoice System” Opinions, which became effective on the same date. On April 25, 2017, the General Office of the State Council further promulgated the Notice on Issuing the Key Working Tasks for Deepening the Reform of Medicine and Health System in 2017. According to these rules, a two-invoice system is encouraged to be gradually adopted for drug procurement. The two-invoice system generally requires a drug manufacturer to issue only one invoice to its distributor followed by the distributor issuing a second invoice directly to the end customer hospital. Only one distributor is permitted to distribute drug products between the manufacturer and the hospital. The system also encourages manufacturers to sell drug products directly to hospitals. Public medical institutions are required to adopt the two-invoice system, and its full implementation nationwide is targeted for 2018. As of the date of the filing of this annual report, the relevant local rules with respect to the “Two-Invoice System” have been promulgated in some provinces and municipal cities in the PRC, and the reform is still in progress. Private medical institutions are encouraged but not yet required to adopt the two-invoice system. Pharmaceutical manufacturers and distributors who fail to implement the two-invoice system may be disqualified from attending future bidding events or providing distribution for hospitals and blacklisted for drug procurement practices. These rules aim to consolidate drug distribution and reduce drug prices. The impact on our company is that Shanghai Hutchison Pharmaceuticals was required to restructure its distribution and logistics network and Hutchison Sinopharm began to shift its prior Seroquel distribution model to a fee-for-service model.  For more details, please refer to Item 4.B. “Business Overview—Other Ventures.”

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

Pediatric Trials

Under PREA, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective.  With the enactment of FDASIA, a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must also submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-Phase II meeting or as may be agreed between the sponsor and the FDA.  The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information.  The FDA and the sponsor must reach agreement on the PSP.  A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from pre-clinical studies, early phase clinical trials, and/or other clinical development programs.  The law requires the FDA to send a non-compliance letter to sponsors who do not submit their pediatric assessments as required.

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

Coverage and Reimbursement

PRC Coverage and Reimbursement

Historically, most of Chinese healthcare costs have been borne by patients out-of-pocket, which has limited the growth of more expensive pharmaceutical products. However, in recent years the number of people covered by government and private insurance has increased. According to the NHC, as of December 31, 2021, approximately 1.4 billion residents in China were enrolled in the national medical insurance program, with participation rates remaining steadily above 95%. In 2021, total income of the National Basic Medical Insurance Fund (including maternity insurance) reached RMB2,873.2 billion, an increase of 15.6% over the previous year.

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

The PRC Ministry of Labor and Social Security, together with other government authorities, has the power to determine inclusion of medicines in the NRDL (also referred to as the “Drug Catalog”), which is divided into two parts, Category A and Category B. Per the Notice on the “National Basic Medical Insurance, Work Injury Insurance and Maternity Insurance Drug Catalog (2022)” issued by the National Healthcare Security Administration and the Ministry of Labor and Social Security, local authorities are required to strictly implement the Drug Catalog (2022) and must not adjust the categories of drugs, remarks and the classification of drugs in the Drug Catalog.

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

Price Controls

According to the PRC Drug Administration Law and the PRC Drug Administration Law Implementation Regulations, pharmaceutical products are subject to a directive pricing system or to be adjusted by the market.  Per the Notice of the National Healthcare Security Administration on issuing the “Opinions on Doing a Good Job in the Current Drug Price Management”, or the Notice on Current Drug Price Management, effective on November 26, 2019, government guidance prices are to be implemented for narcotic drugs and Class I psychotropic drugs, while prices of other drugs are to be determined by the market.   Government guidance prices refer to prices as fixed by business operators according to benchmark prices and ranges of the prices as set by the government department in charge of pricing or other related departments.  According to the Pricing Catalogue Initiated by the Central Government (2020 Edition), which was promulgated by the NDRC and effective on May 1, 2020, the National Healthcare Security Administration shall be responsible for setting prices of narcotic drugs and Class I psychotropic drugs.

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

4+7 Quality Consistency Evaluation

On November 15, 2018, China’s Joint Procurement Office published its Paper on Centralized Drug Procurement in “4+7 Cities,” known as the 4+7 Quality Consistency Evaluation process, or 4+7 QCE. The 4+7 QCE initiative is aimed at driving consolidation in the fragmented generic drug market in China. The 4+7 QCE initiative began as a pilot program in 11 cities: Beijing, Tianjin, Shanghai, Chongqing, Shenyang, Dalian, Xiamen, Guangzhou, Shenzhen, Chengdu and Xi’an. Under this pilot program, the public medical institutions in these 11 cities bulk-buy certain generic drugs together, forcing companies to bid for contracts and driving down prices. The 4+7 QCE initiative has expanded nationwide and now covers more varieties of drugs. On September 1, 2019, the Joint Procurement Office published its Paper on Centralized Drug Procurement in Alliance Areas (GY-YD2019-1), such areas covering 25 provinces and regions across China. On December 29, 2019, the Joint Procurement Office published its Paper on Nationwide Centralized Drug Procurement (GY-YD2019-2), promoting procurement nationwide, and on January 13, 2020, the National Healthcare Security Administration, the NHC, the NMPA, the Ministry of Industrial and Information Technology and the Logistics Support Department of the Central Military Commission promulgated the Notice on the Commencement of the Second Batch of State Organized Centralized Drug Procurement and Use, which states that the second batch of national organization of centralized procurement and use of drugs would not be carried out in selected areas but nationwide. On January 22, 2021, the General Office of the State Council issued the Opinions on Promoting the Normalization and Institutionalization of the Centralized and Quantitative Procurement of Drugs, stating that (i) the scope of procurement should focus on including drugs in the NDRL with large dosages and high purchase amounts and gradually cover all kinds of drugs that are clinically necessary and of reliable quality that are marketed in China, so as to ensure that all drugs that should be procured are exhausted, (ii) marketing authorization holders who have obtained drug registration certificates for drugs within the scope of centralized procurement can, in principle, participate in centralized drug procurement, provided they meet the requirements of centralized procurement in areas including but not limited to quality standards, production capacity and supply stability, and (iii) all public medical institutions (including military medical institutions) should participate in centralized drug procurement, and designated pharmacies shall follow the management requirements of designated agreements.

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

Commercial Bribery

Medical production and operation enterprises involved in criminal, investigation or administrative procedure for commercial bribery will be listed in the Adverse Records of Commercial Briberies by provincial health and family planning administrative department. Pursuant to the Provisions on the Establishment of Adverse Records of Commercial Briberies in the Medicine Purchase and Sales Industry issued by the National Health and Family Planning Commission and effective on March 1, 2014, if medical production and operation enterprises are listed into the Adverse Records of Commercial Briberies for the first time, their production shall not be purchased by public medical institutions, and medical and health institutions receiving financial subsidies in local provincial regions for a period of two years following the publication of the Adverse Records, and public medical institutions, and medical and health institutions receiving financial subsidies in other provinces shall lower their rating in bidding or purchasing process. If medical production and operation enterprises are listed into the Adverse Records of Commercial Briberies twice or more times in five years, their production may not be purchased by public medical institutions, and medical and health institutions receiving financial subsidies nationwide in two years from public of the record.

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

Pursuant to the Circular on Further Improving and Adjusting the Direct Investment Foreign Exchange Administration Policies, or Circular 59, promulgated by the SAFE on November 19, 2012, effective on December 17, 2012, and amended in 2015, 2018 and 2019, approval is not required for the opening of and payment into foreign exchange accounts under direct investment, for domestic reinvestment with legal income of foreign investors in China. Circular 59 also simplified the capital verification and confirmation formalities for Chinese foreign-invested enterprises and the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire the equities of Chinese party and other items. Circular 59 further improved the administration on exchange settlement of foreign exchange capital of Chinese foreign-invested enterprises.

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

Regulation on Investment in Foreign-invested Enterprises

Pursuant to PRC law, the registered capital of a limited liability company is the total capital contributions subscribed for by all the shareholders as registered with the company registration authority. A foreign-invested enterprise’s total investment limit was previously approved by or filed with the MOFCOM or its local counterpart by reference to both its registered capital and expected investment scale. A foreign-invested enterprise was required to obtain approval from or file with the MOFCOM or its local counterpart for any increases to its total investment limit.

During 2019 and 2020, a series of reforms concerning foreign-invested enterprises came into effect, including but not limited to the Foreign Investment Law of the PRC, effective January 1, 2020; the Implementation Rules for the Foreign Investment Law, effective January 1, 2020, and Measures on Reporting of Foreign Investment Information, effective January 1, 2020. The reformed rules do not require foreign-invested enterprises to complete the abovementioned filing or approval with the MOFCOM in relation to total investment limits; rather, pursuant to Measures on Reporting of Foreign Investment Information, during enterprise incorporation and subsequent changes in commercial registration, foreign investors and foreign-invested enterprises (as applicable) shall submit investment information to the MOFCOM or its local counterpart.

The difference between the total investment limit and the registered capital of a foreign-invested enterprise or the cross-border financing risk weighted balance calculated based on a formula by the PBOC represents the foreign debt financing quota to which the foreign-invested enterprise is entitled (i.e., the maximum amount of debt which the company may borrow from a foreign lender).

In accordance with these regulations, we and our joint venture partners have contributed financing to our PRC subsidiaries and joint ventures in the form of capital contributions up to the registered capital amount and/or in the form of shareholder loans up to the foreign debt quota. According to the financing needs of our PRC subsidiaries and joint ventures, we and our joint venture partners have requested and received approvals (where necessary) from the government authorities for increases to the total investment limit for certain of our PRC subsidiaries and joint ventures from time to time. As a result, these regulations have not had a material impact to date on our ability to finance such entities.

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

C.    Organizational Structure

The chart below shows our organizational structure, including our principal subsidiaries and joint ventures, as of January 31, 2023.

Notes:

(1)	Employees and former employees of HUTCHMED Limited hold the remaining 0.2% shareholding in HUTCHMED Holdings Limited.
(2)	Held through HUTCHMED Investment (HK) Limited, a 100.0% subsidiary of HUTCHMED Holdings Limited. HUTCHMED Limited’s revenue generated by sales of, and royalties, manufacturing costs and services fees in connection with, our current and future internally developed drug candidates are allocated to the Oncology/Immunology operations.
(3)	Our Other Ventures also include Hutchison Hain Organic Holdings Limited, a consolidated joint venture with The Hain Celestial Group, Inc., which wholly-owns Hutchison Hain Organic (Hong Kong) Limited and Hutchison Hain Organic (Guangzhou) Limited.
(4)	Held through our 100.0% subsidiary Shanghai HUTCHMED Investment (HK) Limited. Shanghai Pharmaceuticals Holding Co., Limited is the other 50.0% joint venture partner.
(5)	Sinopharm Group Co. Limited is the other 49.0% joint venture partner.

D.    Property, Plants and Equipment

We are headquartered in Hong Kong where we have our main administrative offices.

We rent and operate a 4,968 square meter manufacturing facility that complies with applicable GMP standards for fruquintinib and surufatinib in Suzhou, Jiangsu Province in Eastern China, and own a 5,024 square meter facility in Shanghai which houses research and development operations. We lease 9,080 square meters of office and lab space in Shanghai which houses HUTCHMED Limited’s management and staff. In 2020, we entered into a 50-year land use rights agreement for a 28,771 square meter site in Shanghai. We have commenced construction of an almost 55,000 square meter large-scale manufacturing facility for innovative drugs on the site. The construction and qualification of the Shanghai facility is expected to be completed in mid-2023 and technology transfer will start for some projects into the facility in late 2023. The Shanghai factory will be our largest manufacturing facility, with a production capacity estimated to be five times that of our facility in Suzhou. The first phase will be primarily for small molecule production, with an expected production capacity of 250 million tablets and capsules per years.

We also lease a 26,989 square foot facility in Florham Park, New Jersey where we house our U.S.-based clinical and regulatory staff.

Our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, operates a 78,000 square meter large-scale research and development and manufacturing facility in Shanghai for which it has obtained land use rights and property ownership certificates.

Our and our joint ventures’ manufacturing operations consist of bulk manufacturing and formulation, fill, and finishing activities that produce products and drug candidates for both clinical and commercial purposes.  Our manufacturing capabilities have a large operation scale for our own-brand products. We and our joint ventures manufacture and sell about 2.8 billion doses of medicines a year, in the aggregate, through our well-established manufacturing base.  See “—Other Ventures—Shanghai Hutchison Pharmaceuticals” for more details on our manufacturing operations.

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

Through our Oncology/Immunology operations, our team of approximately 960 scientists and staff has created, developed and in-licensed a deep portfolio of 14 drug candidates. We have advanced 14 oncology drug candidates to clinical trials in China, with four also in active clinical development in the United States and Europe. In China, we have brought three of our internally developed drugs, Elunate (fruquintinib), Sulanda (surufatinib) and Orpathys (savolitinib), to patients, have all been approved and launched in China and the fourth, tazemetostat, has been approved and launched in Hainan Pilot Zone and submitted for registration in Hong Kong. All three drugs are also in late-stage development outside of China. We have additional drug candidates in earlier stage clinical development (Phase I/Ib and Phase Ib/II proof-of-concept studies) and several advanced pre-clinical drug candidates. These drug candidates are being developed to treat a wide spectrum of diseases, including solid tumors, hematological malignancies and immunological diseases which we believe may address unmet medical needs and represent large commercial opportunities. Our success in research and development has led to partnerships with leading global pharmaceutical companies, including AstraZeneca and Eli Lilly. We and our collaboration partners have invested over $1,590 million in our Oncology/Immunology operations as of December 31, 2022, with almost all of these funds used for research and development expenses for the development of our drug candidates. Net loss attributable to our company from our Oncology/Immunology operations was $175.5 million, $291.7 million and $385.4 million for the years ended December 31, 2020, 2021 and 2022, respectively.

In addition, we have built large-scale and profitable drug marketing and distribution capabilities through subsidiaries and joint ventures in our Other Ventures, which primarily manufacture, market and distribute prescription drugs and consumer health products in China. Net income attributable to our company generated from our Other Ventures operations was $72.8 million, $142.9 million and $54.6 million for the years ended December 31, 2020, 2021 and 2022, respectively. In addition to helping to fund our Oncology/Immunology operations, we utilize the know-how from our Other Ventures to support the launch of our internally developed Oncology/Immunology products in China. Our Other Ventures also include our businesses focused on a range of health-focused consumer products.

Our consolidated revenue was $228.0 million, $356.1 million and $426.4 million for the years ended December 31, 2020, 2021 and 2022, respectively. Net loss attributable to our company was $125.7 million, $194.6 million and $360.8 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Basis of Presentation

Our consolidated statements of operations data presented herein for the years ended December 31, 2022, 2021 and 2020 and our consolidated balance sheet data presented herein as of December 31, 2022 and 2021 have been derived from our audited consolidated financial statements, which were prepared in accordance with U.S. GAAP, and should be read in conjunction with those statements which are included elsewhere in this annual report.

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

Factors Affecting our Results of Operations

Research and Development Expenses

We believe our ability to successfully develop innovative drug candidates through our Oncology/Immunology operations will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. As a result of this commitment, our pipeline of drug candidates has been steadily advancing and expanding, with 12 in clinical development. In addition, we are proactively making a strategic shift to focus on the most advanced assets from our internal developed pipeline, that are most likely to drive near-term value. For more information on the nature of the efforts and steps necessary to develop our drug candidates, see Item 4.B. “Business Overview—Our Clinical Pipeline” and “Business Overview—Regulations.”

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

Research and development expenses incurred by our Oncology/Immunology operations totaled $174.8 million, $299.1 million and $386.9 million for the years ended December 31, 2020, 2021 and 2022, respectively, representing approximately 76.7%, 84.0% and 90.7% of our total consolidated revenue for the respective period. These research and development figures do not include payments made by our collaboration partners directly to third parties to help fund the research and development of our drug candidates.

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

We believe that our globally-facing strategy of focusing on drug development for novel but relatively well-characterized targets and for validated targets, in combination with our development of multiple drug candidates concurrently and testing them for multiple indications and in combinations with other drugs, enhances the likelihood that our research and development efforts will yield successful drug candidates. Nonetheless, we cannot be certain if any of our drug candidates will receive regulatory approvals. Even if such approvals are granted, we will need to thereafter establish manufacturing supply and engage in extensive marketing prior to generating any revenue from such drugs. The effectiveness of our marketing will depend on the efforts of our dedicated oncology team in China and our collaboration partners in the rest of the world. The ultimate commercial success of our drugs will depend on their acceptance by patients, the medical community and third-party payors and their ability to compete effectively with other therapies on the market.

To date, fruquintinib, surufatinib and savolitinib have been approved for sale in China.

Our manufacturing site in Suzhou produces commercial supplies of fruquintinib and surufatinib. Our commercial supplies of savolitinib are outsourced and manufactured by a third-party manufacturer based in Shanghai, China. Beginning in October 2020, we assumed responsibility for the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities in China for Elunate. Sulanda is marketed by us in China without the support of a collaboration partner. However, we have a limited history of successfully commercializing our internally developed drug candidates, which makes it difficult to evaluate our future prospects.

The competitive environment is also an important factor with the commercial success of our potential global first-in-class products, such as sovleplenib, depending on whether we are able to gain regulatory approvals and quickly bring such products to market ahead of competing drug candidates being developed by other companies.

For our drug candidates where we retain all rights worldwide, which currently include surufatinib, sovleplenib, amdizalisib, HMPL-306, HMPL-760, HMPL-453, HMPL-295, HMPL-653, and HMPL-A83, we will be able to retain all the profits if any of them are successfully commercialized if they remain unpartnered, though we will need to bear all the costs associated with such drug candidates. Conversely, as discussed below, for our drug candidates which are subject to collaboration partnerships, our collaboration partners provide funding for development of the drug candidates but are entitled to retain a significant portion of any revenue generated by such drug candidates.

Our Collaboration Partnerships

Our results of operations have been, and we expect them to continue to be, affected by our collaborations with third parties for the development and commercialization of certain of our drug candidates. Currently, these include savolitinib (global collaboration with AstraZeneca) and fruquintinib (collaboration with Eli Lilly in China and expected collaboration with Takeda outside of China). In addition to providing us with clinical and regulatory support, the payments received from these collaborations have been critical to our ability to develop and quickly advance the pre-clinical and clinical studies of multiple drug candidates concurrently.

In particular, our partners cover a portion of our research and development costs for drug candidates developed in collaboration with them. In addition, under our collaboration agreements with AstraZeneca and Eli Lilly, we received upfront payments upon our entry into such agreements and milestone payments upon the achievement of certain development, regulatory and commercial milestones payments for our provision of research and development services for the relevant drug candidate as well as royalties. In the future, we expect to receive such payments from our recently agreed Takeda collaboration as well. Revenue recognized in our consolidated financial statements from such agreements with AstraZeneca and Eli Lilly totaled $29.7 million, $107.1 million and $129.4 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Moreover, we have entered into and may consider entering in the future in-licensing arrangements to expand and complement our existing portfolio of novel oncology assets under which we may be obligated to make upfront, milestone and royalty payments. For example, in August 2021, we entered into an in-licensing agreement with Epizyme (a subsidiary of Ipsen Pharma SAS) to collaborate in research, development, manufacturing and commercialization of tazemetostat in Greater China, the licensed territory. In connection with this collaboration, Epizyme received a $25 million upfront payment and an aggregate of $5 million milestone payment to date and is eligible to receive up to an additional $105 million in development and regulatory milestone payments and up to an additional $175 million in sales milestone payments. Epizyme is also eligible to receive tiered royalties of mid-teen to low-twenties percent based on annual net sales of tazemetostat in the licensed territory.

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

China Government Insurance Reimbursement and Drug Pricing Policies

Our revenue is affected by the sales volume and pricing of our current and future internally developed drug candidates, if approved. Eligible participants in the government-sponsored medical insurance programs in China are entitled to reimbursement for varying percentages of the cost for any medicines that are included in applicable reimbursement lists. Factors that affect the inclusion of medicines in China’s NRDL and any other applicable reimbursement list may include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. For more information, see Item 4.B. “Business Overview—Coverage and Reimbursement—PRC Coverage and Reimbursement.” The inclusion of a medicine in the NRDL or other applicable reimbursement lists can substantially improve the sales volume of the medicine due to the availability of third-party reimbursements. On the other hand, such inclusion may also subject it to centralized procurement processes. The National Healthcare Security Administration has stated that centralized procurement will focus on NRDL-listed and costly-to-procure drugs. Centralized procurement may negatively affect the retail price of our drug candidates. On balance, we believe that, if priced appropriately, the benefit of the inclusion of our drug candidates in the NRDL and other applicable reimbursement lists outweighs the cost of such inclusion. Elunate was added to the NRDL in January 2020 at approximately 60% discount to its initial retail price, and such inclusion was renewed for an additional two-year term starting in January 2022 at a discount of 5% relative to the prior NRDL price. Sulanda was included in the NRDL starting in January 2022 at a 52% discount on its main dosage form, relative to its 2021 initial retail price. Orpathys will be included as a Category B medicine in the updated NRDL, effective from March 1, 2023.

Revenue from our Other Ventures, including the revenue of our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals, is affected by the sales volume and pricing of their own-brand and third-party prescription pharmaceutical products. The sales volume of the products sold by these businesses is driven in part by the level of Chinese government spending on healthcare and the coverage of Chinese government medical insurance schemes, which is correlated with patient reimbursements for drug purchases, all of which have increased significantly in recent years as part of healthcare reforms in China. The sales volume of pharmaceutical products in China is also influenced by their representation on the NRDL, which determines eligibility for drug reimbursement, as well as their representation on the National Essential Medicines List, which mandates distribution of drugs in China. Substantially all pharmaceutical products manufactured and sold by Shanghai Hutchison Pharmaceuticals in 2021 were capable of being reimbursed under the NRDL as of December 31, 2022. There were 17 of its drugs included in the National Essential Medicine List, of which two were in active production as of December 31, 2022. She Xiang Bao Xin pills, Shanghai Hutchison Pharmaceuticals’ top-selling drug, is one of the few proprietary drugs included on the National Essential Medicines List.

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

Ability to Effectively Market Own-Brand and Third-Party Drugs

A key component of our Other Ventures operations is the extensive prescription drugs marketing network operated by our joint ventures Shanghai Hutchison Pharmaceuticals and Hutchison Sinopharm, which includes approximately 2,900 medical sales representatives covering hospitals in about 290 cities and towns in China. Our results of operations are impacted by the effectiveness of this network, including the ability of Shanghai Hutchison Pharmaceuticals to generate sales of She Xiang Bao Xin pills, which represented approximately 90%, 92% and 92% of its total revenue for the years ended December 31, 2020, 2021 and 2022, respectively. In addition, in recent years Hutchison Sinopharm has been increasingly focused on providing distribution and commercialization services for prescription drugs licensed from third parties, and we have established and continue to expand our oncology drug sales team which we utilize for our internally developed drugs for which we have commercialization rights, if approved, throughout China.

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

Share-based Compensation

We recognize share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the polynomial model. Determining the fair value of share options requires the use of subjective assumptions. This polynomial pricing model uses various inputs to measure fair value, including the market value of our underlying ordinary shares at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The assumptions in determining the fair value of share options are highly subjective and represent our best estimates, which involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, our level of share-based compensation could be materially different in the future.

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

Allowance for Current Expected Credit Losses ("CECLs")

Effective from January 1, 2020, we adopted Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments.” We estimate our allowance for current expected credit losses ("CECLs") based on an expected loss model, which requires the consideration of forward-looking economic variables and conditions in the reserve calculation across the portfolio.

We estimate our allowances for CECLs for accounts and other receivables (except for prepayments) by considering past events, including any historical default, current economic conditions and certain forward-looking information, including reasonable and supportable forecasts. From January 1, 2020 onwards, the methodologies that the Group uses to estimate the allowance for CECLs for accounts and other receivables are as follows:

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

Collectively evaluated—we determine our allowance for CECLs for collectively evaluated accounts and other receivables based on appropriate groupings.

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

Key Components of Results of Operations

The following tables set forth our selected consolidated financial data. We have derived the selected consolidated statements of operations data for the years ended December 31, 2022, 2021 and 2020 and the selected consolidated balance sheet data as of December 31, 2022 and 2021 from our audited consolidated financial statements, which were prepared in accordance with U.S. GAAP and are included elsewhere in this annual report. The following selected consolidated financial data for the years ended December 31, 2019 and 2018 and as of December 31, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	Year Ended December 31,
	2022	2021	2020	2019	2018

	$’000 (except share and per share data)
Consolidated statement of operations data:
Revenues
Goods—third parties	314,329	266,199	203,606	175,990	156,234
—related parties	5,293	4,256	5,484	7,637	8,306
Services —commercialization—third parties	41,275	27,428	3,734	2,584	11,660
—collaboration research and development —third parties	23,741	18,995	9,771	15,532	17,681
—research and development—related parties	507	525	491	494	7,832
Other collaboration revenue —royalties—third parties	26,310	15,064	4,890	2,653	261
—licensing—third parties	14,954	23,661	—	—	12,135
Total revenues	426,409	356,128	227,976	204,890	214,109
Operating expenses
Costs of goods—third parties	(268,698)	(229,448)	(178,828)	(152,729)	(129,346)
Costs of goods—related parties	(3,616)	(3,114)	(3,671)	(5,494)	(5,978)
Costs of services—commercialization —third parties	(38,789)	(25,672)	(6,020)	(1,929)	(8,620)
Research and development expenses	(386,893)	(299,086)	(174,776)	(138,190)	(114,161)
Selling expenses	(43,933)	(37,827)	(11,334)	(13,724)	(17,736)
Administrative expenses	(92,173)	(89,298)	(50,015)	(39,210)	(30,909)
Total operating expenses	(834,102)	(684,445)	(424,644)	(351,276)	(306,750)
	(407,693)	(328,317)	(196,668)	(146,386)	(92,641)
Gain on divestment of an equity investee	—	121,310	—	—	—
Other (expense)/income
Interest income	9,599	2,076	3,236	4,944	5,978
Other income	1,833	2,426	4,600	1,855	1,798
Interest expense	(652)	(592)	(787)	(1,030)	(1,009)
Other expense	(13,509)	(12,643)	(115)	(488)	(781)
Total other (expense)/income	(2,729)	(8,733)	6,934	5,281	5,986
Loss before income taxes and equity in earnings of equity investees	(410,422)	(215,740)	(189,734)	(141,105)	(86,655)
Income tax benefit/(expense)	283	(11,918)	(4,829)	(3,274)	(3,964)
Equity in earnings of equity investees, net of tax	49,753	60,617	79,046	40,700	19,333
Net loss	(360,386)	(167,041)	(115,517)	(103,679)	(71,286)
Less: Net income attributable to non-controlling interests	(449)	(27,607)	(10,213)	(2,345)	(3,519)
Net loss attributable to the Company	(360,835)	(194,648)	(125,730)	(106,024)	(74,805)
Losses per share attributable to the Company—basic and diluted (US$ per share)	(0.43)	(0.25)	(0.18)	(0.16)	(0.11)
Number of shares used in per share calculation—basic and diluted	847,143,540	792,684,524	697,931,437	665,683,145	664,263,820
Net loss	(360,386)	(167,041)	(115,517)	(103,679)	(71,286)
Other comprehensive (loss)/income
Foreign currency translation (loss)/gain	(8,469)	2,964	9,530	(4,331)	(6,626)
Total comprehensive loss	(368,855)	(164,077)	(105,987)	(108,010)	(77,912)
Less: Comprehensive loss/(income) attributable to non-controlling interests	545	(28,029)	(11,413)	(1,620)	(2,566)
Total comprehensive loss attributable to the Company	(368,310)	(192,106)	(117,400)	(109,630)	(80,478)

	2022	2021	2020	2019	2018

Consolidated balance sheet data:
Cash and cash equivalents	313,278	377,542	235,630	121,157	86,036
Short-term investments	317,718	634,158	199,546	96,011	214,915
Total assets	1,029,445	1,372,661	724,118	465,122	532,118
Total current liabilities	353,903	311,658	158,397	113,101	85,479
Total non-current liabilities	38,672	21,489	46,772	39,118	34,384
Total shareholders’ equity	636,870	1,039,514	518,949	312,903	412,255

Revenues

We derive our consolidated revenue primarily from (i) the sales of goods and services to Eli Lilly as well as royalties on in-market sales of Elunate by Eli Lilly, (ii) the sales of goods to AstraZeneca as well as royalties on in-market sales of Orpathys by AstraZeneca, (iii) sales of our unpartnered drug Sulanda, (iv) licensing and collaboration projects conducted by our Oncology/Immunology operations, which generate revenue in the form of upfront payments, milestone payments, payments received for providing research and development services for our collaboration projects; and (v) the sales of goods by our Other Ventures, which generate revenue from the distribution and marketing of prescription pharmaceutical and consumer health products.

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

	Year Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%
Revenues
Oncology/Immunology:
Goods—third parties	57,057	13.4	33,937	9.5	11,329	5.0
Services:
Services—Commercialization—third parties	41,275	9.7	27,428	7.7	3,734	1.7
Collaboration R&D—third parties	23,741	5.5	18,995	5.3	9,771	4.3
R&D services—related parties	507	0.1	525	0.2	491	0.2
Other collaboration revenue:
Royalties—third parties	26,310	6.2	15,064	4.2	4,890	2.1
Licensing—third parties	14,954	3.5	23,661	6.7	—	—
Subtotal	163,844	38.4	119,610	33.6	30,215	13.3
Other Ventures:
Goods—third parties	257,272	60.3	232,262	65.2	192,277	84.3
Goods—related parties	5,293	1.3	4,256	1.2	5,484	2.4
Subtotal	262,565	61.6	236,518	66.4	197,761	86.7
Total	426,409	100.0	356,128	100.0	227,976	100.0

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

The following table sets forth the components of revenues of our Other Ventures by product type for the years indicated.

	Year Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%
Revenues—Other Ventures
Prescription drug products	237,293	90.4	204,091	86.3	165,072	83.5
Consumer health products	25,272	9.6	32,427	13.7	32,689	16.5
Total	262,565	100.0	236,518	100.0	197,761	100.0

Revenue from our Other Ventures primarily comprises revenue from prescription drugs including the commercial services, logistics and distribution business of our consolidated Hutchison Sinopharm joint venture with Sinopharm, a leading distributor of pharmaceutical and healthcare products and a leading supply chain service provider in China.

Revenue from our Other Ventures also comprises revenue from sales of organic and natural products by Hutchison Hain Organic, Zhi Ling Tong infant nutrition and other health supplement products manufactured by Hutchison Healthcare and distributed through Hutchison Sinopharm up till the end of September and from October 1, 2022 onwards, through our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, and certain third-party consumer products distributed and marketed by HUTCHMED Science Nutrition.

The revenue of our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, the accounts of which are prepared in accordance with IFRS as issued by the IASB and whose revenue is not included in our consolidated revenue, was $276.4 million, $332.6 million and $370.6 million for the years ended December 31, 2020, 2021 and 2022, respectively. Shanghai Hutchison Pharmaceuticals is a joint venture with Shanghai Pharmaceuticals, a leading pharmaceuticals company in China, and primarily focuses on the manufacture and sale of prescription pharmaceutical products in China. We and Shanghai Pharmaceuticals each own 50% of this joint venture. We have the right to nominate the general manager and other management of this joint venture and run its day-to-day operations. The effect of Shanghai Hutchison Pharmaceuticals on our consolidated financial results is discussed below under “—Equity in Earnings of Equity Investees.”

The revenue of our former non-consolidated joint venture, Hutchison Baiyunshan, the accounts of which are prepared in accordance with IFRS as issued by the IASB and whose financial results up to September 28, 2021 are reflected in our consolidated financial statements, was $232.4 million and $209.5 million for the year ended December 31, 2020 and the period ended September 28, 2021, respectively. Hutchison Baiyunshan was a joint venture with Guangzhou Baiyunshan, a leading China-based pharmaceutical company. We sold our interest in this joint venture on September 28, 2021 and recognized a gain on divestment attributable to our Group, net of taxes, of $82.9 million from this transaction. The effect of Hutchison Baiyunshan on our consolidated financial results is discussed under “—Equity in Earnings of Equity Investees.”

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

	Year Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%
Cost of Revenues
Costs of goods—third parties	268,698	86.4	229,448	88.9	178,828	94.9
Costs of goods—related parties	3,616	1.1	3,114	1.2	3,671	1.9
Costs of services—third parties	38,789	12.5	25,672	9.9	6,020	3.2
Total	311,103	100.0	258,234	100.0	188,519	100.0

The following table sets forth the components of cost of revenues of our Other Ventures by product type for the years indicated.

	Year Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%
Cost of Revenues—Other Ventures
Prescription drug products	228,968	94.6	196,375	92.0	158,910	90.1
Consumer health products	12,943	5.4	17,053	8.0	17,500	9.9
Total	241,911	100.0	213,428	100.0	176,410	100.0

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

	Year Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%
R&D Expenses
Oncology/Immunology:
Savolitinib (targeting MET)	48,249	12.5	26,152	8.7	5,341	3.1
Fruquintinib (targeting VEGFR1/2/3)	52,115	13.5	57,707	19.3	28,254	16.2
Surufatinib (targeting VEGFR/FGFR1/CSF-1R)	37,635	9.7	47,971	16.0	32,106	18.4
Sovleplenib (targeting Syk)	23,138	6.0	8,602	2.9	7,422	4.2
Amdizalisib (targeting PI3Kδ)	27,046	7.0	21,044	7.0	7,383	4.2
HMPL-453 (targeting FGFR)	2,776	0.7	1,708	0.6	1,356	0.8
HMPL-306 (targeting IDH 1/2)	14,865	3.8	10,073	3.4	5,389	3.1
HMPL-295 (targeting ERK)	1,362	0.4	692	0.2	—	—
HMPL-760 (targeting BTK)	4,954	1.3	5,288	1.8	—	—
HMPL-653 (targeting CSF-1R)	1,778	0.5	132	—	—	—
HMPL-A83 (IgG4-type humanized anti-CD47 monoclonal antibody)	2,840	0.7	—	—	—	—
Tazemetostat (targeting EZH2)	19,019	4.9	12,139	4.1	—	—
Epitinib (targeting EGFRm+ with brain metastasis)	—	—	—	—	808	0.5
Theliatinib (targeting EGFR wild-type)	—	—	—	—	(74)	—
Others and government grant	20,158	5.2	(1,457)	(0.4)	17,884	10.1
Total clinical trial related costs	255,935	66.2	190,051	63.6	105,869	60.6
Personnel compensation and related costs	119,306	30.8	91,639	30.6	63,542	36.3
Other research and development costs	11,652	3.0	17,396	5.8	5,365	3.1
Total	386,893	100.0	299,086	100.0	174,776	100.0

The following table summarizes our research and development expenses by location for the years indicated.

	Year Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%
PRC	215,963	55.8	159,038	53.2	111,473	63.8
U.S. and others	170,930	44.2	140,048	46.8	63,303	36.2
Total	386,893	100.0	299,086	100.0	174,776	100.0

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

Selling Expenses

The following table sets forth the components of our selling expenses for the years indicated.

	Year Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%
Selling Expenses
Oncology/Immunology	33,862	77.1	24,627	65.1	237	2.1
Other Ventures	10,071	22.9	13,200	34.9	11,097	97.9
Total	43,933	100.0	37,827	100.0	11,334	100.0

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

Administrative Expenses

The following table sets forth the components of our administrative expenses for the years indicated.

Administrative expenses are also incurred by our corporate head office, which are not allocated to either Oncology/Immunology or Other Ventures.

	Year Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%
Administrative Expenses
Oncology/Immunology	58,395	63.3	48,359	54.2	19,144	38.3
Other Ventures	3,482	3.8	7,712	8.6	6,129	12.3
Corporate Head Office	30,296	32.9	33,227	37.2	24,742	49.4
Total	92,173	100.0	89,298	100.0	50,015	100.0

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

Equity in Earnings of Equity Investees

We have historically derived a significant portion of our net income from our equity in earnings of equity investees, which was primarily attributable to our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals and former non-consolidated joint venture, Hutchison Baiyunshan. Our equity in earnings of equity investees, net of tax, contributed by Shanghai Hutchison Pharmaceuticals was $33.5 million, $44.7 million and $49.7 million for the years ended December 31, 2020, 2021 and 2022 respectively. Our equity in earnings of equity investees, net of tax, contributed by Hutchison Baiyunshan was $45.6 million and $15.9 million for the year ended December 31, 2020 and the period ended September 28, 2021, respectively. Equity in earnings of Hutchison Baiyunshan for year ended December 31, 2020 included a one-time gain of $36.0 million from land compensation for a return of land-use rights to the Guangzhou government and for the period ended September 28, 2021 included a one-time gain of $7.0 million for additional land compensation.

The following table shows the revenue of Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan for the periods indicated. The consolidated financial statements of these joint ventures are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%
Revenue
Other Ventures:
Shanghai Hutchison Pharmaceuticals	370,600	100.0	332,648	61.4	276,354	54.3
Hutchison Baiyunshan (1)	—	—	209,528	38.6	232,368	45.7
Total	370,600	100.0	542,176	100.0	508,722	100.0

(1)	On September 28, 2021, we completed the disposal of our equity interest in Hutchison Baiyunshan. Revenue in 2021 reflects the period from January 1, 2021 to September 28, 2021.

The following table shows the amount of equity in earnings of equity investees, net of tax, of our non-consolidated joint ventures for the years indicated.

	Year Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%
Equity in earnings of equity investees, net of tax
Other Ventures:
Shanghai Hutchison Pharmaceuticals(1)	49,748	100.0	44,678	73.7	33,502	42.4
Hutchison Baiyunshan(2)	—	—	15,919	26.3	45,641	57.7
Oncology/Immunology:
Others	5	—	20	—	(97)	(0.1)
Total	49,753	100.0	60,617	100.0	79,046	100.0

(1)	The amount for the years ended December 31, 2021 and 2022 includes elimination of unrealized profits on transactions with the Group of $36,000 and $110,000 respectively.
(2)	The amount for the year ended December 31, 2020 and for the period ended September 28, 2021 includes a one-time gain of $36.0 million and $7.0 million, respectively, from land compensation for a return of land use rights to the Guangzhou government. On September 28, 2021, we completed the divestment of our shareholding interest in Hutchison Baiyunshan. Equity in earnings of Hutchison Baiyunshan reflects the period from January 1, 2021 to September 28, 2021.

Investments in equity investees mainly consisted of our investment in Shanghai Hutchison Pharmaceuticals. The fluctuation in the investments in equity investees was primarily due to recording our equity in earnings of Shanghai Hutchison Pharmaceuticals, net of tax, offset by dividends declared.

The following table shows our investments in our equity investees as of the dates indicated.

	As of December 31,
	2022	2021

	$’000
Shanghai Hutchison Pharmaceuticals	73,461	75,999
Others	316	480
Total	73,777	76,479

The following table shows the financial position of Shanghai Hutchison Pharmaceuticals as of the dates indicated.

	As of December 31,
	2022	2021

	$’000
Current assets	214,267	190,260
Non-current assets	80,062	91,605
Current liabilities	(147,952)	(128,993)
Non-current liabilities	(4,944)	(7,131)
Net assets	141,433	145,741

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

	Year Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%
Revenues	426,409	100.0	356,128	100.0	227,976	100.0
Cost of revenues	(311,103)	(73.1)	(258,234)	(72.5)	(188,519)	(82.7)
Research and development expenses	(386,893)	(90.7)	(299,086)	(84.0)	(174,776)	(76.7)
Selling expenses	(43,933)	(10.3)	(37,827)	(10.6)	(11,334)	(5.0)
Administrative expenses	(92,173)	(21.6)	(89,298)	(25.1)	(50,015)	(21.9)
Gain on divestment of an equity investee	—	—	121,310	34.1	—	—
Other (expense)/income	(2,729)	(0.6)	(8,733)	(2.5)	6,934	3.0
Income tax benefit/ (expense)	283	0.1	(11,918)	(3.3)	(4,829)	(2.1)
Equity in earnings of equity investees, net of tax	49,753	11.7	60,617	17.0	79,046	34.7
Net loss	(360,386)	(84.5)	(167,041)	(46.9)	(115,517)	(50.7)
Net loss attributable to our company	(360,835)	(84.6)	(194,648)	(54.7)	(125,730)	(55.2)

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

Period-to-Period Comparison of Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenue increased by 19.7% from $356.1 million for the year ended December 31, 2021 to $426.4 million for the year ended December 31, 2022, which resulted from increased revenue primarily in the Oncology/Immunology operations.

Revenue from Oncology/Immunology increased by 37.0% from $119.6 million for the year ended December 31, 2021 to $163.8 million for the year ended December 31, 2022, primarily due to an increase in revenue related to the sales of Sulanda from $11.6 million for the year ended December 31, 2021 to $32.3 million for the year ended December 31, 2022. The increase was also attributable to the sales of Elunate from $53.5 million for the year ended December 31, 2021 (of which $15.8 million was revenue from sales of goods primarily to Eli Lilly, $10.3 million was royalty revenue and $27.4 million was revenue from promotion and marketing services to Eli Lilly) to $69.9 million for the year ended December 31, 2022 (of which $14.7 million was revenue from sales of goods primarily to Eli Lilly, $13.9 million was royalty revenue and $41.3 million was revenue from promotion and marketing services to Eli Lilly). Sales of Orpathys have also contributed to the increase in revenue from $11.3 million for the year ended December 31, 2021 (of which $6.5 million was revenue from sales of goods and $4.8 million was royalty revenue) to $22.3 million for the year ended December 31, 2022 (of which $9.9 million was revenue from sales of goods and $12.4 million was royalty revenue). The increase has been netted off by reduction in revenue related to collaboration research and development services which have decreased from $42.7 million for the year ended December 31, 2021 to $38.7 million for the year ended December 31, 2022, primarily attributable to receipt of a $25.0 million milestone payment from AstraZeneca upon the commercial launch of Orpathys in August 2021 compared to the receipt of a $15.0 million milestone payment upon initiating start-up activities for a Global Phase III study of Orpathys in Lung Cancer in March 2022. Such decrease has been netted off by the increase in revenue from other collaboration research and development from $17.7 million for the year ended December 31, 2021 to $23.7 million for the year end December 31, 2022.

Revenue from our Other Ventures increased by 11.0% from $236.5 million for the year ended December 31, 2021 to $262.6 million for the year ended December 31, 2022, primarily due to an increase in sales of prescription drugs products. Revenue from sales of prescription drugs increased by 16.3% from $204.1 million for the year ended December 31, 2021 to $237.3 million for the year ended December 31, 2022, primarily due to increased sales by our consolidated joint venture Hutchison Sinopharm. Revenue from sales of our consumer health products on the other hand has decreased by 22.1% from $32.4 million for the year ended December 31, 2021 to $25.3 million for the year ended December 31, 2022, primarily due to decreased sales by our consolidated joint venture Hutchison Hain Organic.

Cost of Revenues

Our cost of revenues increased by 20.5% from $258.2 million for the year ended December 31, 2021 to $311.1 million for the year ended December 31, 2022. This increase was due to increased sales by the Oncology/Immunology and Other Ventures operations.

Cost of revenues from Oncology/Immunology increased by 54.4% from $44.8 million for the year ended December 31, 2021 to $69.2 million for the year ended December 31, 2022, primarily due to an increase in sales of Sulanda, Elunate (including the provision of promotion and marketing services to Eli Lilly), and Orpathys.

Cost of revenues from our Other Ventures increased by 13.3% from $213.4 million for the year ended December 31, 2021 to $241.9 million for the year ended December 31, 2022, which was primarily due to increased sales.

Cost of revenues as a percentage of our revenues increased from 72.5% to 73.0% across these periods.

Research and Development Expenses

Our research and development expenses incurred by Oncology/Immunology increased by 29.4% from $299.1 million for the year ended December 31, 2021 to $386.9 million for the year ended December 31, 2022, which was primarily due to a $65.9 million increase in CROs and other clinical trial related costs and a $21.9 million increase in employee compensation related and other costs. These increased costs were due to an expansion of clinical activities. In particular, this increase was attributable to the expansion of the clinical activities of fruquintinib, savolitinib, amdizalisib and sovleplenib. Such increase was also attributable to the decrease in government grants recognized. As a result, research and development expenses as a percentage of our revenue increased from 84.0% to 90.7% across these periods.

Selling Expenses

Our selling expenses increased by 16.1% from $37.8 million for the year ended December 31, 2021 to $43.9 million for the year ended December 31, 2022, primarily due to the increased marketing activities. Selling expenses as a percentage of our revenues decreased from 10.6% to 10.3% across these periods.

Administrative Expenses

Our administrative expenses increased by 3.2% from $89.3 million for the year ended December 31, 2021 to $92.2 million for the year ended December 31, 2022. This was primarily due to a $10.0 million increase in administrative expenses incurred by Oncology/Immunology, which was mainly related to increased staff costs and other office expenses to support our expanded clinical activities. Administrative expenses as a percentage of our revenues decreased from 25.1% to 21.6% across these periods.

Gain on Divestment of an Equity Investee

We had a gain on divestment of an equity investee of $121.3 million for the year ended December 31, 2021, before applicable capital gain taxes and amounts attributable to non-controlling interests, which is related to the disposal of our shareholding interest in Hutchison Baiyunshan.

Other (Expense)/ Income

Our net other expenses decreased by 68.8% from $8.7 million for the year ended December 31, 2021 to $2.7 million for the year ended December 31, 2022 primarily due to higher interest income of $7.5 million.

Income Tax Benefit/(Expense)

Our income tax expense decreased from $11.9 million for the year ended December 31, 2021 to $0.3 million income tax benefit for the year ended December 31, 2022, primarily due to the capital gains taxes related to the disposal of our shareholding interest in Hutchison Baiyunshan on September 28, 2021.

Equity in Earnings of Equity Investees

Our equity in earnings of equity investees, net of tax, decreased by 17.9% from $60.6 million for the year ended December 31, 2021 to $49.8 million for the year ended December 31, 2022, primarily due to the disposal of Hutchison Baiyunshan on September 28, 2021.

Shanghai Hutchison Pharmaceuticals

The following table shows a summary of the results of operations of Shanghai Hutchison Pharmaceuticals for the years indicated. The consolidated financial statements of Shanghai Hutchison Pharmaceuticals are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2022		2021
	($’000)%		($’000)%
Revenue	370,600	100.0	332,648	100.0
Cost of sales	(89,487)	(24.1)	(77,559)	(23.3)
Selling expenses	(144,979)	(39.1)	(131,821)	(39.6)
Administrative expenses	(21,727)	(5.9)	(22,627)	(6.8)
Other net operating income	2,126	0.5	4,759	1.4
Taxation charge	(16,738)	(4.5)	(15,896)	(4.8)
Profit for the year	99,683	26.9	89,388	26.9
Equity in earnings of equity investee attributable to our company(1)	49,748	13.4	44,678	13.4
(1)	The amount for the years ended December 31, 2021 and 2022 includes elimination of unrealized profits on transactions with the Group of $36,000 and $110,000 respectively.

Shanghai Hutchison Pharmaceuticals’ revenue increased by 11.4% from $332.6 million for the year ended December 31, 2021 to $370.6 million for the year ended December 31, 2022, primarily due to an increase in sales of She Xiang Bao Xin pills, a vasodilator used in the treatment of heart conditions. Sales of She Xiang Bao Xin pills increased by 11.2% from $307.1 million for the year ended December 31, 2021 to $341.6 million for the year ended December 31, 2022.

Cost of sales increased by 15.4% from $77.6 million for the year December 31, 2021 to $89.5 million for the year ended December 31, 2022, primarily due to higher sales of She Xiang Bao Xin pills. Shanghai Hutchison Pharmaceuticals’ revenue increased at a lower rate than the cost of sales due to shut down costs associated with the temporary shutdown of the factory during the COVID-19 outbreak.

Selling expenses increased by 10.0% from $131.8 million for the year ended December 31, 2021 to $145.0 million for the year ended December 31, 2022, as a result of increased spending on marketing and promotional activities to support the increase in sales.

Administrative expenses decreased by 4.0% from $22.6 million for the year ended December 31, 2021 to $21.7 million for the year ended December 31, 2022, primarily due to a decrease in research and development expenses for new products.

Other net operating income decreased by 55.3% from $4.8 million for the year ended December 31, 2021 to $2.1 million for the year ended December 31, 2022, primarily due to a decrease in government grants and interest income.

Taxation charge increased by 5.3% from $15.9 million for the year ended December 31, 2021 to $16.7 million for the year ended December 31, 2022, primarily due to an increase in taxable profit.

As a result of the foregoing, profit increased by 11.5% from $89.4 million for the year ended December 31, 2021 to $99.7 million for the year ended December 31, 2022. Our equity in earnings of equity investees contributed by this joint venture was $44.7 million and $49.7 million for the years ended December 31, 2021 and 2022, respectively.

For more information on the financial results of our non-consolidated joint ventures, see “—Key Components of Results of Operations— Equity in Earnings of Equity Investees.”

Net Loss

As a result of the foregoing, our net loss increased from $167.0 million for the year ended December 31, 2021 to $360.4 million for the year ended December 31, 2022. Net loss attributable to our company increased from $194.6 million for the year ended December 31, 2021 to $360.8 million for the year ended December 31, 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For a discussion of our results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020, see Item 5.A. “Operating Results” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 3, 2022.

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

As of December 31, 2022, we had cash and cash equivalents of $313.3 million and short-term investments of $317.7 million and unutilized bank facilities of $140.3 million. Substantially all of our bank deposits are at major financial institutions, which we believe are of high credit quality. As of December 31, 2022, we had $18.1 million in bank loans, all of which was related to a fixed asset loan from BOC. The total weighted average cost of bank borrowings for the year ended December 31, 2022 was 1.73% per annum. For additional information, see “—Loan Facilities.”

Certain of our subsidiaries and joint ventures, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. In addition, certain of our joint ventures are required to allocate certain of their after-tax profits as determined in accordance with related regulations and their respective articles of association to the reserve funds upon their board approval. Profit appropriated to the reserve funds for our subsidiaries and joint ventures incorporated in the PRC was approximately $44,000, $89,000 and $318,000 for the years ended December 31, 2020, 2021 and 2022, respectively.

In addition, as a result of PRC regulations restricting dividend distributions from such reserve funds and from a company’s registered capital, our PRC subsidiaries are restricted in their ability to transfer a certain amount of their net assets to us as cash dividends, loans or advances. This restricted portion amounted to $0.1 million as of December 31, 2022. Although we do not currently require any such dividends, loans or advances from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources. For more information, see Item 4.B. “Business Overview—Regulation—PRC Regulation of Foreign Currency Exchange, Offshore Investment and State-Owned Assets—Regulation on Investment in Foreign invested Enterprises—Regulation on Dividend Distribution.”

In addition, our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals held $33.9 million in cash and cash equivalents and no bank borrowings as of December 31, 2022. Such cash and cash equivalents are only accessible by us through dividend payments from the joint venture. The level of dividends declared by the joint venture is subject to agreement each year between us and our joint venture partner based on the profitability and working capital needs of the joint venture. As a result, we cannot guarantee that the joint venture will continue to pay dividends to us in the future at the same rate we have enjoyed in the past, or at all, which may have a material adverse effect on our liquidity and capital resources. For more information, see Item 3.D. “Risk Factors—Risks Relating to Sales of our Internally Developed Drugs and Other Drugs—As a significant portion of the operations of our Other Ventures is conducted through joint venture, we are largely dependent on the success of our joint venture and our receipt of dividends or other payments from our joint venture for cash to fund our operations and our investment in joint venture subject to liquidity risk.”

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

	Year Ended December 31,
	2022	2021	2020

	($’000)
Cash Flow Data:
Net cash used in operating activities	(268,599)	(204,223)	(62,066)
Net cash generated from/(used in) investing activities	296,588	(306,320)	(125,441)
Net cash (used in)/generated from financing activities	(82,763)	650,028	296,434
Net (decrease)/increase in cash and cash equivalents	(54,774)	139,485	108,927
Effect of exchange rate changes	(9,490)	2,427	5,546
Cash and cash equivalents at beginning of the year	377,542	235,630	121,157
Cash and cash equivalents at end of the year	313,278	377,542	235,630

Net Cash used in Operating Activities

Net cash used in operating activities was $204.2 million for the year ended December 31, 2021, compared to net cash used in operating activities of $268.6 million for the year ended December 31, 2022. The net change of $64.4 million was primarily attributable to higher operating expenses of $149.7 million from $684.4 million for the year ended December 31, 2021 to $834.1 million for the year ended December 31, 2022. The foregoing was partially offset by an increase in revenue of $70.3 million from $356.1 million for the year ended December 31, 2021 to $426.4 million for the year ended December 31, 2022 and an increase in changes of working capital of $26.2 million from $32.5 million for the year ended December 31, 2021 to $58.7 million for the year ended December 31, 2022.

For a discussion of our net cash used in operating activities for the years ended December 31, 2021 and 2020, see Item 5.B. “Liquidity and Capital Resources” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 3, 2022.

Net Cash generated from/(used in) Investing Activities

Net cash used in investing activities was $306.3 million for the year ended December 31, 2021, compared to net cash generated from investing activities of $296.6 million for the year ended December 31, 2022. The net change of $602.9 million was primarily attributable to short-term investments which had net deposits of $434.6 million for the year ended December 31, 2021 as compared to net withdrawals of $316.4 million for the year ended December 31, 2022. The net change was partially offset by the proceeds received from divestment of Hutchison Baiyunshan of $159.1 million during the year ended December 31, 2021, compared to a dividend of $16.5 million received from divestment of the equity investee during the year ended December 31, 2022.

For a discussion of our net cash (used in)/generated from investing activities for the years ended December 31, 2021 and 2020, see Item 5.B. “Liquidity and Capital Resources” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 3, 2022.

Net Cash (used in)/generated from Financing Activities

Net cash generated from financing activities was $650.0 million for the year ended December 31, 2021, compared to net cash used in financing activities of $82.8 million for the year ended December 31, 2022. The net change of $732.8 million was mainly attributable to net proceeds from issuances of shares of $685.4 million primarily from a private placement in April 2021 and our public offering on the SEHK. The net change was also attributable to an increase in purchases of ADSs of $20.8 million by a trustee for the settlement of equity awards of the Company which totaled $27.3 million for the year ended December 31, 2021 as compared to $48.1 million for the year ended December 31, 2022, as well as an increase in dividend paid to non-controlling shareholders of subsidiaries of $15.7 million from $9.9 million for the year ended December 31, 2021 to $25.6 million for the year ended December 31, 2022.

For a discussion of our net cash (used in)/generated from financing activities for the years ended December 31, 2021 and 2020, see Item 5.B. “Liquidity and Capital Resources” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 3, 2022.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022. For more information on bank borrowings and interest on bank borrowings, please see “—Loan Facilities.” Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories, warehouse, offices and other assets under non-cancellable lease agreements. For more information on purchase obligations and lease obligations, please see “—Capital Expenditures.”

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1‑2 Years	2‑5 Years	5 Years

	($’000)
Bank borrowings	18,104	—	—	2,278	15,826
Interest on bank borrowings	4,294	318	636	1,837	1,503
Purchase obligations	22,130	20,323	161	1,646	—
Lease obligations	10,122	4,498	3,431	2,078	115
Total	54,650	25,139	4,228	7,839	17,444

Shanghai Hutchison Pharmaceuticals

The following table sets forth the contractual obligations of our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals as of December 31, 2022. Shanghai Hutchison Pharmaceuticals’ purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. Shanghai Hutchison Pharmaceuticals’ lease obligations primarily comprise future aggregate minimum lease payments in respect of various offices under non-cancellable lease agreements.

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1‑2 Years	2‑5 Years	5 Years

	($’000)
Purchase obligations	1,307	1,307	—	—	—
Lease obligations	2,243	826	757	660	—
Total	3,550	2,133	757	660	—

Loan Facilities

In May 2019, HUTCHMED Group (HK) Limited entered into a credit facility arrangement with HSBC for the provision of unsecured credit facilities in the aggregate amount of HK$400.0 million ($51.3 million). The 3-year credit facilities include (i) a HK$210.0 million ($26.9 million) term loan facility and (ii) a HK$190.0 million ($24.4 million) revolving loan facility, both with an interest rate at HIBOR plus 0.85% per annum. These credit facilities are guaranteed by us and include certain financial covenant requirements. In October 2019, we drew down HK$210.0 million ($26.9 million) from the term loan facility which was repaid in May 2022. The revolving loan facility also expired in May 2022.

In August 2020, HUTCHMED Group (HK) Limited entered into a 24-month revolving credit facility with Deutsche Bank AG in the amount of HK$117.0 million ($15.0 million) with an interest rate at HIBOR plus 4.5% per annum. This revolving facility is guaranteed by us and includes certain financial covenant requirements. The revolving loan facility expired in August 2022.

In October 2021, HUTCHMED Limited entered into a 10-year fixed asset loan facility agreement with Bank of China Limited for the provision of a secured credit facility of RMB754.9 million ($108.4 million) with an annual interest rate at the 5-year China Loan Prime Rate less 0.80% (which was supplemented in June 2022). This credit facility is guaranteed by HUTCHMED Limited’s immediate holding company, HUTCHMED Investment (HK) Limited, and secured by the underlying leasehold land and buildings of HUTCHMED Limited, and includes certain financial covenant requirements. As of December 31, 2022, RMB126.1 million ($18.1 million) was utilized from the fixed asset loan facility.

In May 2022, HUTCHMED Group (HK) Limited entered into a 12-month revolving credit facility with HSBC in the amount of HK$390.0 million ($50.0 million) with an interest rate at HIBOR plus 0.5% per annum. This revolving facility is guaranteed by us. As of December 31, 2022, no amount was drawn from the revolving loan facility.

Our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals had no bank borrowings outstanding as of December 31, 2022.

Gearing Ratio

The gearing ratio of our group, which was calculated by dividing total interest-bearing loans by total equity, was 2.8% as of December 31, 2022, an increase from 2.6% as of December 31, 2021. The increase was primarily attributable to the decrease in equity due to the increase in net loss during the year.

Capital Expenditures

We had capital expenditures of $19.6 million, $16.8 million and $36.7 million for the years ended December 31, 2020, 2021 and 2022, respectively. Our capital expenditures during these periods were primarily used for the purchases of leasehold land and property, plant and equipment for a new large-scale manufacturing facility for innovative drugs in Shanghai, China and to expand research facilities and our manufacturing facility in Suzhou, China. Our capital expenditures have been primarily funded by cash flows from operations, bank borrowings and proceeds from our initial public and follow-on offerings in Hong Kong and the United States and other equity offerings.

As of December 31, 2022, we had commitments for capital expenditures of approximately $22.1 million, primarily for the construction of the new manufacturing facility in Shanghai. We expect to fund these capital expenditures through cash flows from operations, bank borrowings and existing cash resources.

Our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals had capital expenditures of $2.4 million, $3.4 million and $1.9 million for the years ended December 31, 2020, 2021 and 2022, respectively. These capital expenditures were primarily related to the renovation of new office and improvements to its production facilities in Shanghai. These capital expenditures were primarily funded through cash flows from operations of Shanghai Hutchison Pharmaceuticals.

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

E.Critical Accounting Estimates.

For information on our critical accounting estimates, please see “—Operating Results—Critical Accounting Policies and Significant Judgments and Estimates” section of this annual report above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management.

Business Experience and Qualifications of our Directors and Senior Management

Below is a list of the names and ages of our directors and officers as of January 31, 2023, and a brief account of the business experience of each of them.  The business address for our directors and officers is c/o HUTCHMED (China) Limited, Level 18, The Metropolis Tower, 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong.

Name	Age	Position
TO Chi Keung, Simon	71	Executive Director and Chairman
Weiguo SU	65	Executive Director, Chief Executive Officer and Chief Scientific Officer
CHENG Chig Fung, Johnny	56	Executive Director and Chief Financial Officer
Edith SHIH	71	Non-executive Director and Company Secretary
Dan ELDAR	69	Non-executive Director
Lefei SUN	43	Non-executive Director
Paul Rutherford CARTER	62	Senior Independent Non-executive Director
Karen Jean FERRANTE	65	Independent Non-executive Director
Graeme Allan JACK	72	Independent Non-executive Director
MOK Shu Kam, Tony	62	Independent Non-executive Director
Michael Ming SHI	57	Executive Vice President, Head of R&D and Chief Medical Officer
Karen Jane ATKIN	57	Executive Vice President and Chief Operating Officer
Zhenping WU	63	Executive Vice President, Pharmaceutical Sciences
Mark Kin Hung LEE	45	Senior Vice President, Corporate Finance and Development
May Qingmei WANG	59	Senior Vice President, Business Development & Strategic Alliances
Hong CHEN	52	Senior Vice President and Chief Commercial Officer (China)
Charles George Rupert NIXON	53	Group General Counsel

To Chi Keung, Simon has been a director since 2000 and an executive director and chairman of our Company since 2006. He is also a member of our nomination committee, remuneration committee and technical committee. He is the managing director of Hutchison Whampoa (China) Limited (“Hutchison China”) and has been with Hutchison China for over 40 years, building its business from a small trading company to a multi-billion dollar investment group. He has negotiated major transactions with multinational corporations such as Procter & Gamble, Lockheed, Pirelli, Beiersdorf, United Airlines, and British Airways. He is currently a non-executive director of Gama Aviation Plc and formerly served as independent non-executive director on the boards of China Southern Airlines Company Limited and Air China Limited. In addition, Mr. To is a director of certain substantial shareholders (within the meaning of the Securities and Futures Ordinance) of the Company and certain companies controlled by substantial shareholders of the Company. Mr. To’s career in China spans more than 45 years. He is the original founder of the China healthcare business of Hutchison Whampoa Limited (currently a subsidiary of CK Hutchison) and has been instrumental in its acquisitions made to date. He received a Bachelor’s degree in Mechanical Engineering from Imperial College, London and a Master in Business Administration from Stanford University’s Graduate School of Business.

Weiguo Su has been an executive director since 2017 and chief executive officer of our Company since March 4, 2022. He is also our chief scientific officer since 2012. He is also a member of our technical committee. Dr. Su has headed all drug discovery and research since he joined our company, including master-minding our scientific strategy, being a key leader of our Oncology/Immunology operations, and responsible for the discovery of each and every small molecule drug candidate in our pipeline. Prior to joining our company in 2005, Dr. Su worked with the U.S. research and development department of Pfizer, Inc. In 2017, Dr. Su was granted the prestigious award by the China Pharmaceutical Innovation and Research Development Association (PhIRDA) as one of the Most Influential Drug R&D Leaders in China. Dr. Su received a bachelor of science degree in chemistry from Fudan University in Shanghai and completed a PhD and post-doctoral fellowship in chemistry at Harvard University under the guidance of Nobel Laureate Professor E. J. Corey.

Cheng Chig Fung, Johnny has been an executive director since 2011 and our chief financial officer since 2008. He is a member of our sustainability committee. Prior to joining our company, Mr. Cheng was vice president, finance of Bristol Myers Squibb in China and was a director of Sino-American Shanghai Squibb Pharmaceuticals Ltd. and Bristol-Myers Squibb (China) Investment Co. Ltd. in Shanghai between late 2006 and 2008. Mr. Cheng started his career as an auditor with Price Waterhouse (currently PricewaterhouseCoopers) in Australia and then KPMG in Beijing before spending eight years with Nestlé China where he was in charge of a number of finance and control functions in various operations. Mr. Cheng received a bachelor of economics, accounting major from the University of Adelaide and is a member of Chartered Accountants Australia and New Zealand.

Edith Shih has been a non-executive director since 2006, the company secretary of our company and the company secretary of group companies since 2000. She is also chairman of our sustainability committee. She has over 40 years of experience in legal, regulatory, corporate finance, compliance and corporate governance fields. She is also executive director and company secretary of CK Hutchison. She has been with the Cheung Kong (Holdings) Limited (“CKH”) group since 1989 and with Hutchison Whampoa Limited (“HWL”) since 1991. Both CKH and HWL were formerly listed on SEHK and became wholly-owned subsidiaries of CK Hutchison in 2015. She has acted in various capacities within the HWL group, including head group general counsel and company secretary of HWL as well as director and company secretary of HWL subsidiaries and associated companies. Ms. Shih is in addition a non-executive director of Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust and a commissioner of PT Duta Intidaya Tbk. In addition, Ms. Shih is a director of certain substantial shareholders (within the meaning of the Securities and Futures Ordinance) of our company and certain companies controlled by certain substantial shareholders of our company. The aforementioned companies are either subsidiaries or associated companies of CK Hutchison of which Ms. Shih has oversight as a director of CK Hutchison. She is the past international president and current member of the council of The Chartered Governance Institute (“CGI”) as well as a past president and current honorary advisor of The Hong Kong Chartered Governance Institute (“HKCGI”) and current chairperson of its nomination committee. She is also chairman of the process review panel for the Accounting and Financial Reporting Council (formerly known as the Financial Reporting Council) and a member of the Securities and Futures Appeals Tribunal and of the Hong Kong-Europe Business Council. Ms. Shih is a solicitor qualified in England and Wales, Hong Kong and Victoria, Australia and a fellow of both the CGI and HKCGI, holding chartered secretary and chartered governance professional dual designations. She holds a bachelor of science degree and a master of arts degree from the University of the Philippines as well as a master of arts degree and a master of education degree from Columbia University, New York.

Dan Eldar has been a non-executive director of our company since 2016. He has more than 30 years of experience as a senior executive, leading global operations in telecommunications, water, biotech and healthcare. He is an executive director of Hutchison Water Israel Ltd which focuses on large scale projects including desalination, wastewater treatment and water reuse. He was formerly an independent non-executive director of Leumi Card Ltd., a subsidiary of Bank Leumi Le-Israel B.M., one of Israel’s leading credit card companies. Dr. Eldar received a doctor of philosophy degree in government from Harvard University, master of arts degree in government from Harvard University, master of arts degree in political science and public administration from the Hebrew University of Jerusalem and a bachelor of arts degree in political science from the Hebrew University of Jerusalem.

Lefei Sun has been a non-executive director of our company since 2022. He is also a member of our technical committee. He has been the managing director and head of China healthcare for General Atlantic since 2018, in charge of private equity investment and portfolio management in healthcare and life sciences sectors. Before joining General Atlantic, Mr. Sun was the founding partner of Huatai Healthcare Investment Fund, successfully leading the investment in Mindray Medical, which is listed on Shenzhen Stock Exchange. Mr. Sun is also a director of Adagene Іnc. and Genesis MedTech Group Inc. He was formerly a director of CANbridge Pharmaceuticals Іnc. and Ocumension Therapeutics Іnc. Mr. Sun holds a bachelor of science degree in mathematics and physics from Tsinghua University. He also holds a master of arts degree in neuroscience from the Johns Hopkins University.

Paul Rutherford Carter has been a senior independent non-executive director of our company since 2017. He is also chairman of our remuneration committee and a member of our audit committee and technical committee. He has more than 26 years of experience in the pharmaceutical industry. From 2006 to 2016, Mr. Carter served in various senior executive roles at Gilead Sciences, Inc. (“Gilead”), a research-based biopharmaceutical company, with the last position as executive vice president, commercial operations. In this role, Mr. Carter headed the worldwide commercial organization responsible for the launch and commercialization of all of the products of Gilead. He also worked as a senior executive at GlaxoSmithKline Plc. He is currently a director of Immatics N.V. and VectivBio Holding AG. He is the chairman of Evox Therapeutics and a retained advisor to several firms active in the life sciences sector. He was formerly a director of Alder Biopharmaceuticals, Inc and Mallinckrodt plc. Mr. Carter received a degree in business studies from the Ealing School of Business and Management (now merged into University of West London) and is a fellow of the Chartered Institute of Management Accountants in the United Kingdom.

Karen Jean Ferrante has been an independent non-executive director of our company since 2017. She is also chairman of our technical committee and a member of our audit committee. She has more than 26 years of experience in the pharmaceutical industry. She was the former chief medical officer and head of research and development of Tokai Pharmaceuticals, Inc., a biopharmaceutical company focused on developing and commercializing innovative therapies for prostate cancer and other hormonally driven diseases. Dr. Ferrante previously held senior positions at Millennium Pharmaceuticals, Inc. and its parent company, Takeda Pharmaceutical Company Limited, including chief medical officer and most recently as oncology therapeutic area and Cambridge USA site head. She had also held positions of increasing responsibility at Pfizer Inc. (“Pfizer”), with the last position as vice president, oncology development. Dr. Ferrante is currently a member of the board of directors of MacroGenics, Inc., and Cogent Biosciences, Inc. (formerly Unum Therapeutics Inc.). Dr. Ferrante was previously a director of Baxalta Incorporated until it was acquired by Shire plc in 2016 and a director of Progenics Pharmaceuticals, Inc., until it was acquired by Lantheus Holdings, Inc. in 2020. She was previously a member of the scientific advisory board of Trillium Therapeutics Inc. until it was acquired by Pfizer in November 2021. She was also a past member of the Scientific Advisory Board of Kazia Therapeutics Limited. Dr. Ferrante is an author of a number of papers in the field of oncology, an active participant in academic and professional associations and symposia and holder of several patents. Dr. Ferrante received a bachelor of science degree in chemistry and biology from Providence College and a doctor of medicine from Georgetown University.

Graeme Allan Jack has been an independent non-executive director of our company since 2017. He is also chairman of our audit committee and a member of our nomination committee and remuneration committee. He has more than 40 years of experience in finance and audit. He retired as partner of PricewaterhouseCoopers in 2006 after a distinguished career with the firm for over 33 years. He is currently an independent non-executive director of The Greenbrier Companies, Inc. (an international supplier of equipment and services to the freight rail transportation markets) and Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust (a developer and operator of deep water container terminals). He was formerly a director of COSCO SHIPPING Development Co., Ltd. (formerly known as “China Shipping Container Lines Company Limited”, an integrated financial services platform principally engaged in vessel and container leasing). Mr. Jack received a bachelor of commerce degree from University of New South Wales, Australia and is a fellow of the Hong Kong Institute of Certified Public Accountants and an associate of Chartered Accountants Australia and New Zealand.

Mok Shu Kam, Tony has been an independent non-executive director of our company since 2017. He is also chairman of our nomination committee and a member of our sustainability committee and technical committee. Professor Mok has more than 31 years of experience in clinical oncology with his main research interest focusing on biomarker and molecular targeted therapy in lung cancer. He is currently Li Shu Fan Medical Foundation named professor and chairman of department of clinical oncology at The Chinese University of Hong Kong. Professor Mok has contributed to over 250 articles in international peer-reviewed journals, as well as multiple editorials and textbooks. In October 2018, Professor Mok was the first Chinese to be bestowed with the European Society for Medical Oncology (ESMO) Lifetime Achievement Award, one of the most prestigious international honors and recognitions given to cancer researchers, for his contribution to and leadership in lung cancer research worldwide. Professor Mok is a non-executive director of AstraZeneca PLC, a non-executive independent director of Lunit USA Inc and a member of the scientific advisory board of Prenetics Global Limited (“Prenetics”). He is co-founder of Sanomics Limited (acquired by ACT Genomics Holdings Ltd. in November 2021) and Aurora Tele-Oncology Limited. He was formerly a board director of the American Society of Clinical Oncology (“ASCO”), a steering committee member of the Chinese Society of Clinical Oncology, past president of the International Association for the Study of Lung Cancer, and the chairman of the board of ACT Genomics Holdings Ltd. until it was acquired by Prenetics in December 2022. Professor Mok is also closely affiliated with the oncology community in China and has been awarded an Honorary Professorship at Guangdong Province People’s Hospital, Guest Professorship at Peking Union Medical College Hospital and Visiting Professorship at Shanghai Jiao Tong University. He received his bachelor of medical science degree and a doctor of medicine from University of Alberta, Canada. He is also a fellow of the Royal College of Physicians and Surgeons of Canada, Hong Kong College of Physicians, Hong Kong Academy of Medicine, Royal College of Physicians of Edinburgh and ASCO.

Michael Ming Shi is our executive vice president, head of R&D and chief medical officer, oversees the drug discovery and development of our Company from strategy to execution. Prior to joining our company in 2022, Dr. Shi was the global head of R&D and chief medical officer at Transcenta Holding Limited where he helped building a strong global research and development organization across China and the U.S. and advanced seven programs into clinical development and multiple preclinical candidate nominations.  Before that, Dr. Shi worked at Novartis for over 15 years, where he held various senior leadership positions including global program clinical head in clinical development. He played key leadership roles in the clinical development of multiple novel oncology/hematology products from clinical proof-of-concept to successful execution of global pivotal trials, product registration and life-cycle management. Dr. Shi is a member of American Society of Clinical Oncology, European Society of Clinical Oncology, American Society of Hematology, American Association for Cancer Research, Sino-American Pharmaceutical Association and an executive committee member of the US-China Anticancer Association (USCACA). Dr. Shi also worked as the program director of Genetics Variation at National Institution of Health (“NIH”) under the direct supervision of NIH director Dr. Francis Collins and was an adjunct assistant professor at the University of Michigan Medical School. Dr. Shi holds a Ph.D. in Molecular Pharmacology and Toxicology from the University of Southern California, and conducted postdoctoral research at the Harvard Medical School. He received his medical education from Peking Union Medical College.

Karen Jane Atkin is our executive vice president and chief operating officer. Prior to joining our company in 2021, Dr. Atkin spent 24 years at AstraZeneca in senior medical, regulatory, pharmacovigilance, R&D and commercial leadership roles, including as senior vice president of medical for biopharmaceuticals, vice president of the global infection, neuroscience and autoimmunity therapy area and the established branch business, country president of Indonesia and led China R&D for over four years. Dr. Atkin is also a registered physician with advanced level qualifications in internal medicine and pharmaceutical medicine. Dr. Atkin holds three bachelor’s degrees in physiology, medicine and surgery, respectively, from University College London. She graduated with a first class honors degree in medicine, holds an MBA from the Open University, and is a Member of the Royal College of Physicians and a fellow of the Faculty of Pharmaceutical Medicine in the UK.

Zhenping Wu joined our company in 2008 and is our executive vice president of pharmaceutical sciences. Dr. Wu has over 29 years of experience in drug discovery and development. His past positions include senior director of pharmaceutical sciences at Phenomix Corporation, a U.S.-based biotechnology company, director of pharmaceutical development at Pfizer Global Research & Development in California (formerly Agouron Pharmaceuticals) and a group leader at Roche at its Palo Alto site. He is a past chairman and president of the board of the Sino-American Biotechnology and Pharmaceutical Association. Dr. Wu received a Ph.D. from the University of Hong Kong and a master in business administration from the University of California at Irvine.

Mark Kin Hung Lee is our senior vice president of corporate finance and development and joined our company in 2009. He began working in healthcare investment banking in the United States and Europe in 1998. Based in the New York and London offices of Credit Suisse, Mr. Lee was involved in the execution and origination of mergers, acquisitions, public and private financings and corporate strategy for life science companies such as AstraZeneca, Bristol-Myers Squibb and Genzyme, as well as other medical product and service companies. Mr. Lee received his bachelor’s degree in biochemical engineering with first class honors from University College London, where he was awarded a Dean’s Commendation. He also received a master of business administration from the Massachusetts Institute of Technology’s Sloan School of Management.

May Qingmei Wang is our senior vice president of business development & strategic alliances. Prior to joining our company in 2010, Dr. Wang spent 16 years with Eli Lilly where she was the head of Eli Lilly’s Asian Biology Research and responsible for establishing and managing research collaborations in China and across Asia. Dr. Wang holds numerous patents, has published more than 50 peer-reviewed articles and has given dozens of seminars and plenary lectures. Dr. Wang received a Ph.D. in biochemistry from Purdue University.

Hong Chen is our senior vice president and chief commercial officer (China). Prior to joining our company in 2011, Mr. Chen spent 12 years with Bristol-Myers Squibb and was last serving as its national sales & marketing director in China. Mr. Chen received a bachelor’s degree in medicine from Nanjing Medical University and an EMBA from Cheung Kong Graduate School of Business.

Charles George Rupert Nixon has been our group general counsel since 2015 and has worked with us since 2006. Prior to joining us, Mr. Nixon was group senior legal counsel for Hutchison Whampoa Limited (previously a listed company in Hong Kong and after a restructuring, a subsidiary of CK Hutchison) in both Hong Kong and London and prior to that senior legal counsel for Three UK, a mobile phone operator. Mr. Nixon has been with the CK Hutchison Group since 2001. Mr. Nixon received an LL.B (Hons) from Middlesex University and is a qualified solicitor in England & Wales with over 30 years of experience.

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

Board Diversity Matrix (As of February 28, 2023)
Place of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	10

Did Not Disclose
	Female	Male	Non-Binary	Gender
Part I: Gender Identity
Directors	2	8	—	—
Part II: Demographic Background
Underrepresented Individual in Place of Principal Executive Offices	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographic Background	—	—	—	—

B.    Compensation.

Executive Officer Compensation

Summary Compensation Table

The following table sets forth the non-equity compensation paid or accrued during the year ended December 31, 2022 to our chief executive officer and chief scientific officer, chief financial officer and other executive officers on an aggregate basis.

	Salary			Taxable	Non-taxable	Pension
	and fees		Bonus(3)	benefits	benefits	contributions	Total
Name and Principal Position	($)		($)	($)	($)	($)	($)
Weiguo SU	774,940	(1)	1,126,563	—	6,548	64,217	1,972,268
CHENG Chig Fung, Johnny	404,415	(2)	443,077	—	10,577	29,018	887,087
Other Executive Officers in the Aggregate	3,082,493		3,748,868	26,646	101,846	183,020	7,142,873

Notes:

(1)	Amount includes director’s fees of $75,000.
(2)	Amount includes director’s fees of $75,000.
(3)

In December 2013 and March 2014, we awarded cash retention bonuses to certain of our executive officers in the aggregate amount of $2,977,751.  Each such executive officer receives portions of his or her retention bonus upon certain dates in the future depending on when the bonus was granted and, in each case, assuming he or she remains employed by our company on such future dates. In 2022, we awarded $322,188 of such cash retention bonuses.

Employment Arrangements with our Executive Officers

Employment Agreements with Executive Officers at HUTCHMED Group (HK) Limited and HUTCHMED Holdings (HK) Limited

We have entered into employment agreements with each of our executive officers who are directly employed by HUTCHMED Group (HK) Limited or HUTCHMED Holdings (HK) Limited, namely Mr. Cheng Chig Fung, Johnny, Ms. Karen Jane Atkin, Mr. Mark Kin Hung Lee and Mr. Charles George Rupert Nixon. Under these employment agreements, our executives receive compensation in the form of salaries, discretionary bonuses, participation in the Hutchison Provident Fund retirement scheme, medical coverage under the CK Hutchison Group Medical Scheme, personal accident insurance and annual leave. None of the employment arrangements provide benefits to our executive officers upon termination. We may terminate employment by giving the executive officers three months’ prior written notice. The executive officer may also voluntarily terminate his/her employment with us upon not less than three months’ prior written notice to us.

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

Employment Agreements with Executive Officers at HUTCHMED Limited

We have entered into employment agreements with each of our executive officers who are employed directly by HUTCHMED Limited, namely Dr. Weiguo Su, Dr. Michael Ming Shi, Dr. May Qingmei Wang and Dr. Zhenping Wu.  Under these employment agreements, we engage the executive officer on either an open-ended or a fixed term.  Our executive officers receive compensation in the form of salaries, discretionary bonuses, annual leave, statutory maternity leave and nursing leave.

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

Employment Agreement with Executive Officer at Hutchison Sinopharm

We have entered into an employment agreement with Mr. Hong Chen, one of our executive officers, who is directly employed by Hutchison Sinopharm.  Under his employment agreement with Hutchison Sinopharm, Mr. Chen’s employment is for a fixed term, and he receives compensation in the form of salaries, discretionary bonuses, annual leave, statutory maternity leave and nursing leave.

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

Share Options

The following table sets forth information concerning the outstanding equity awards held by our chief executive officer and chief scientific officer, chief financial officer and other executive officers on an aggregate basis as of December 31, 2022.

		Number of	Number of		Number of	Number of
		unexercised shares	unexercised shares		shares issued	options lapsed/	Option
	Date of grant of	which are	which are		upon exercise	cancelled in	expiration
Name and Principal Position	share options(1)	vested	unvested	Exercise price	in 2022	2022	date
Weiguo SU	Jun 15, 2016	3,000,000	—	£1.970	—	—	Dec 19, 2023
Weiguo SU	Mar 27, 2017	1,000,000	—	£3.105	—	—	Mar 26, 2027
Weiguo SU	Mar 19, 2018	1,000,000	—	£4.974	—	—	Mar 18, 2028
Weiguo SU	Apr 28, 2020	394,850 (= 78,970 ADSs)	394,850 (= 78,970 ADSs)	$22.090	—	—	Apr 27, 2030
Weiguo SU	Dec 14, 2020	9,480 (= 1,896 ADSs)	9,480 (= 1,896 ADSs)	$29.000	—	—	Dec 13, 2030
Weiguo SU	Mar 26, 2021	70,600 (= 14,120 ADSs)	211,800 (= 42,360 ADSs)	$27.940	—	—	Mar 25, 2031
Weiguo SU	Dec 14, 2021	6,230 (= 1,246 ADSs)	18,700 (= 3,740 ADSs)	$35.210	—	—	Dec 13, 2031
Weiguo SU	May 23, 2022	—	861,220 (= 172,244 ADSs)	$10.750	—	—	May 22, 2032
CHENG Chig Fung, Johnny	Apr 28, 2020	200,950 (= 40,190 ADSs)	200,950 (= 40,190 ADSs)	$22.090	—	—	Apr 27, 2030
CHENG Chig Fung, Johnny	Mar 26, 2021	60,125 (= 12,025 ADSs)	180,375 (= 36,075 ADSs)	$27.940	—	—	Mar 25, 2031
CHENG Chig Fung, Johnny	May 23, 2022	—	446,600 (= 89,320 ADSs)	$10.750	—	—	May 22, 2032
Other Executive Officers in the Aggregate	Jun 15, 2016	2,736,860	—	£1.970	200,000	—	Dec 19, 2023
Other Executive Officers in the Aggregate	Apr 20, 2018	701,100	—	£4.645	—	—	Apr 19, 2028
Other Executive Officers in the Aggregate	Aug 6, 2018	375,000	—	£4.860	—	—	Aug 5, 2028
Other Executive Officers in the Aggregate	Dec 11, 2019	300,000	100,000	£3.592	—	—	Dec 10, 2029
Other Executive Officers in the Aggregate	Apr 28, 2020	879,200 (= 175,840 ADSs)	879,200 (= 175,840 ADSs)	$22.090	—	—	Apr 27, 2030
Other Executive Officers in the Aggregate	Dec 14, 2020	154,930 (= 30,986 ADSs)	154,960 (= 30,992 ADSs)	$29.000	—	—	Dec 13, 2030
Other Executive Officers in the Aggregate	Mar 26, 2021	257,775 (= 51,555 ADSs)	773,325 (= 154,665 ADSs)	$27.940	—	—	Mar 25, 2031
Other Executive Officers in the Aggregate	Dec 14, 2021	89,225 (= 17,845 ADSs)	267,730 (= 53,546 ADSs)	$35.210	—	—	Dec 13, 2031
Other Executive Officers in the Aggregate	May 23, 2022	—	1,015,800 (= 203,160 ADSs)	$10.750	—	—	May 22, 2032
Other Executive Officers in the Aggregate	Sep 13, 2022	—	1,500,000 (= 300,000 ADSs)	$13.140	—	—	Sep 12, 2032

Notes:

(1)	The share options granted on or after April 28, 2020 were in the form of ADSs and the relevant exercise prices were stated in U.S. dollars per ADS. For purposes of this table, these share options are presented in the form of ordinary shares (with the corresponding number of ADSs where appropriate). Each ADS represents five ordinary shares.

Long-Term Incentive Compensation

The following table sets forth information regarding performance based LTIP awards granted to our chief executive officer and chief scientific officer, chief financial officer and other executive officers on an aggregate basis in the year ended December 31, 2022.

Maximum
Aggregate
Value of
Name and Principal Position	LTIP awards(1) (2)(3)
Weiguo SU, Chief Executive Officer and Chief Scientific Officer	$3,232,845
CHENG Chig Fung, Johnny, Chief Financial Officer	$680,242
Other Executive Officers in the Aggregate	$3,410,498

Notes:

(1)	The amounts reflected in the table above represent the maximum aggregate value of all LTIP awards outstanding as of December 31, 2022. The LTIP awards are conditional upon the achievement of annual performance targets for the fiscal year 2022. The amounts reflected in the table above assume the maximum amount that may be paid under these contingent LTIP awards. The LTIP awards will be settled in a variable number of shares based on a fixed monetary amount awarded upon achievement of performance targets. An independent third-party trustee who administers the LTIP purchased shares of our company on either the AIM or Nasdaq market which will be used to settle the LTIP awards. See “Outstanding Awards” for more details.
(2)	Vesting will occur two business days after the date of the announcement of our annual results for the financial year 2024.
(3)	Excluding performance based LTIP awards abovementioned, a non-performance based LTIP award granted to an Executive Officer in an amount of US$1,500,000, for which 111,731 ADSs were allocated on September 13, 2022. 25% of the shares will be vested on September 13, 2023, September 13, 2024, September 13, 2025 and September 13, 2026 respectively.

Director Compensation

The following table sets forth a summary of the compensation we paid to our directors other than Weiguo Su and Cheng Chig Fung, Johnny during 2022.

			Maximum Value of Non-
	Fees Earned or		Performance Based LTIP
Name of Director	Paid in Cash		Awards Granted
TO Chi Keung, Simon	$85,000	(1)	—
Dan ELDAR	—		—
Edith SHIH	—	(2)	—
Lefei SUN	—		—
Paul Rutherford CARTER	$117,000		—
Karen Jean FERRANTE	$102,500		—
Graeme Allan JACK	$111,000		—
MOK Shu Kam, Tony	$103,000		—

Notes:

(1)	Such director’s fees were paid to Hutchison Whampoa (China) Limited, a wholly owned subsidiary of CK Hutchison. Director’s fees received from our subsidiaries during the period he served as director that were paid to an intermediate holding company of our company are not included in the amounts above.
(2)	Director’s fees received from our subsidiaries during the period she served as director that were paid to a subsidiary of CK Hutchison are not included.

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

Restrictions on Grants. Under the Option Schemes, grants may not be made to independent non-executive directors.  Furthermore, those grants may not be made to any of our employees or directors if such person is also a director, chief executive or substantial shareholder of any of our direct or indirect parent companies which is listed on a stock exchange or any of its associates without approval by the independent non-executive directors of such parent company (excluding any independent non-executive director who is a proposed grantee).  In addition, approval by our shareholders and the shareholders of such listed parent company is required if an option grant under our Option Schemes is to be made to a substantial shareholder or independent non-executive director of a listed parent company or any of its associates and, upon exercise of such grant and any other grants made during the prior 12-month period to that shareholder, that individual would receive an amount of our ordinary shares equal or greater than 0.1% of our total outstanding shares or with an aggregate value in excess of HK$5 million (equivalent to $0.6  million as of December 31, 2022).

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

Outstanding Awards and Grants of Awards

Share options outstanding under the 2005 Option Scheme

The 2005 Option Scheme expired in 2016, and no further share options can be granted under it. As of December 31, 2022, options to purchase an aggregate of 660,570 ordinary shares, representing approximately 0.1% of our outstanding share capital, with an exercise price of £0.61 ($0.74) per ordinary share and an expiration date of December 19, 2023 remained outstanding under the 2005 Option Scheme.

Share options outstanding and grants made in 2022 under the 2015 Option Scheme

As of December 31, 2022, options to purchase an aggregate of 38,860,825 ordinary shares, representing approximately 4.5% of our outstanding share capital, at a weighted average exercise price of £3.48 ($4.21) per ordinary share and an expiration date of 10 years from the respective date of grant except for the grant on June 15, 2016 of which the expiration date is December 19, 2023 remained outstanding under the 2015 Option Scheme. In the year ended December 31, 2022, we granted options to purchase an aggregate of 7,680,820 ordinary shares, representing approximately 0.9% of our outstanding share capital, at a weighted average exercise price of £1.87 ($2.26) per share under the 2015 Option Scheme. For the share options granted to Weiguo Su in 2022, the exercise of the share options is conditional upon the fulfilment of certain performance targets relating to the Group over the financial year of 2022 to 2024. Vesting will occur two business days after the date of announcement of the annual results of the Company for the financial year ending December 31, 2024. The other options vest in equal instalments of 25% over a four-year period.

Grants and vesting of LTIPs

In the year ended December 31, 2022, we granted performance based awards under our LTIP to two of our executive directors and 976 employees, giving them a conditional right to receive ordinary shares to be purchased by the third-party trustee up to an aggregate maximum cash amount of $64,186,839. These awards are related to the achievement of performance targets and will vest two business days after the date of the announcement of our annual results for the financial year 2024. For additional information on LTIP awards held by our executive officers, please see “B. Compensation—Executive Officer Compensation—Long-Term Incentive Compensation.”

In the year ended December 31, 2022, we also granted non-performance based awards under our LTIP to two employees, giving them a conditional right to receive ordinary shares to be purchased by the third-party trustee up to an aggregate maximum cash amount of $1,730,000. The LTIP awards vest in equal installments of 25% over four years. For additional information on LTIP awards to our directors, please see “B. Compensation—Director Compensation.”

Vesting of our LTIP awards will also depend upon the award holder’s continued employment or continued service on our board, as the case may be.

In the year ended December 31, 2022, an aggregate of 55,904 ADSs were given to award holders upon the vesting of performance based LTIP awards, and 457,349 ADSs were given to award holders upon the vesting of non-performance based LTIP awards.

C.   Board Practices.

Our board of directors consists of ten directors including three executive directors, three non-executive directors and four independent non-executive directors. Pursuant to a relationship agreement dated April 21, 2006, and amended and restated on June 13, 2019, by and between our company and Hutchison Whampoa (China) Limited, a parent company of Hutchison Healthcare Holdings Limited, or the Relationship Agreement, our board of directors must consist of at least one director who is independent of the CK Hutchison group if Hutchison Whampoa (China) Limited is entitled to cast at least 50% votes eligible to be cast on a poll vote at a general meeting of our company. The Relationship Agreement will continue in effect until our ordinary shares cease to be traded on the AIM market or the CK Hutchison group individually or collectively ceases to hold at least 30% of our shares.

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

Remuneration Committee

Our remuneration committee consists of Paul Rutherford Carter, Graeme Allan Jack and To Chi Keung, Simon, with Paul Rutherford Carter serving as chairman of the committee. The remuneration committee is responsible for considering all material elements of remuneration policy and remuneration and incentives of our executive directors and key employees with reference to independent remuneration research and professional advice. The remuneration committee meets formally at least once each year and otherwise as required and make recommendations to our board of directors on the framework for executive remuneration and on proposals for the granting of share options and other equity incentives. Our board of directors is responsible for implementing these recommendations and agreeing the remuneration packages of individual directors. No director is permitted to participate in discussions or decisions concerning his or her own remuneration.

Technical Committee

Our technical committee consists of Karen Jean Ferrante, Paul Rutherford Carter, To Chi Keung, Simon, Weiguo Su, Mok Shu Kam, Tony and Lefei Sun, with Karen Jean Ferrante serving as chairman of the committee. The technical committee’s responsibility is to consider, from time to time, matters relating to the technical aspects of the research and development activities of our Oncology/Immunology operations. It invites such executives as it deems appropriate to participate in meetings from time to time.

Nomination Committee

Our nomination committee consists of Mok Shu Kam, Tony, Graeme Allan Jack and To Chi Keung, Simon, with Mok Shu Kam, Tony serving as chairman of the committee. Our nomination committee reviews the structure, size, diversity profile and skills set of the board against its needs and makes recommendations on the composition of the board to achieve our corporate strategy as well as promote shareholder value. It facilitates the board in the conduct of the selection and nomination of directors, makes recommendations to the board on the appointment or reappointment of directors and succession planning for directors. It also assesses director independence having regard to the criteria under the applicable corporate governance code, SEC or stock exchange rules.

Sustainability Committee

Our sustainability committee consists of Edith Shih, Cheng Chig Fung, Johnny and Mok Shu Kam, Tony, with Edith Shih serving as chairman of the committee. The sustainability committee is responsible for strengthening our corporate governance and reporting framework. It advises our board of directors and management on and oversees the development and implementation of our corporate social responsibility and sustainability initiatives, including reviewing related policies and practices as well as assessing and making recommendations on matters pertaining to our sustainability governance, strategies, planning and risk management.

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

Complaints Procedures / Whistleblowing Policy

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

Policy on Personal Information Governance

Our board of directors has adopted a policy on personal information governance which sets out our governance framework for the safeguard of personal information of employees, customers and other relevant personal information subjects. The senior management of each group company is accountable for the effective implementation of this policy.

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

D.    Employees.

As of December 31, 2020, 2021 and 2022, we had 1,280, 1,759 and 2,025 full-time employees, respectively. None of our employees are represented by labor unions or covered by collective bargaining agreements. The number of employees by function as of the end of the period for our fiscal years ended December 31, 2020, 2021 and 2022 was as follows:

	2022	2021	2020
By Function:
Oncology/Immunology	1,022	891	643
Other Ventures	960	820	594
Corporate Head Office	43	48	43
Total	2,025	1,759	1,280

As of December 31, 2022, a total of 149 employees on our Oncology/Immunology research and development team have M.D. or Ph.D. degrees. Additionally, our Other Ventures joint venture Shanghai Hutchison Pharmaceuticals employed a total of 2,986 full time employees as of December 31, 2022, and such employees are represented by labor unions and covered by collective bargaining agreements. To date, we have not experienced any strikes, labor disputes or industrial actions which had or would have a material effect on our business, and consider our relations with the union and employees to be good.

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

E.    Share Ownership.

See Item 6.B. “Compensation” and Item 7 “Major Shareholders and Related Party Transactions.”

F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders.

We had 864,775,340 ordinary shares outstanding as of February 15, 2023. The following table and accompanying footnotes set forth information relating to the beneficial ownership of our ordinary shares as of February 15, 2023 by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
●	each of our directors; and
●	each of our named executive officers.

Our major shareholders do not have voting rights that are different from our shareholders in general. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 15, 2023, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Number of
	Number of	American
	Ordinary	Depositary	Percent of Issued
Name of beneficial owner	Share held	Share held	Share Capital**
Executive Officers and Directors:
Weiguo SU	*	*	*
CHENG Chig Fung, Johnny	*	*	*
TO Chi Keung, Simon	*	*	*
Edith SHIH	*	*	*
Dan ELDAR	*	*	*
Lefei SUN	—	—	—
MOK Shu Kam, Tony	—	*	*
Michael Ming SHI	—	*	*
Paul Rutherford CARTER	*	*	*
Karen Jean FERRANTE	—	*	*
Graeme Allan JACK	—	*	*
Karen Jane ATKIN	—	*	*
Zhenping WU	*	*	*
Mark Kin Hung LEE	*	*	*
May Qingmei WANG	*	*	*
Hong CHEN	*	*	*
Charles George Rupert NIXON	*	*	*
All Executive Officers and Directors as a Group	14,035,014	1,003,390	2.2%
Principal Shareholders:
Hutchison Healthcare Holdings Limited(1)	332,478,770	—	38.5%

*	Less than 1% of our total outstanding ordinary shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 864,775,340 ordinary shares outstanding as of February 15, 2023, and (ii) the number of ordinary shares or ADSs underlying share options held by such person or group that are exercisable within 60 days of February 15, 2023.

(1)	Hutchison Healthcare Holdings Limited, a British Virgin Islands company, is an indirect wholly owned subsidiary of CK Hutchison, a company incorporated in the Cayman Islands and listed on The Hong Kong Stock Exchange. The registered address of Hutchison Healthcare Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

As of February 15, 2023, based on public filings with the SEC, AIM and SEHK, there are no other major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares except as described above. As of February 15, 2023, there were three ordinary shareholders of record with an address in the United States. Deutsche Bank Trust Company America, as depositary of our ADS program, held 158,779,205 ordinary shares as of that date in the name of DB London (Investors Services) Nominees Limited.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly. To our knowledge, there are no arrangements or operations of which may at a subsequent date result in us undergoing a change in control. Our major shareholders do not have different voting rights than any of our other shareholders.

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

Products sold to group companies of CK Hutchison

We have entered into agreements with members of the CK Hutchison group, including the retail grocery and pharmacy chains PARKnSHOP and Watsons which are owned and operated by the A.S. Watson Group, an indirect subsidiary of CK Hutchison, in respect of the distribution of certain of our consumer health products. For the year ended December 31, 2022, sales of our products to members of the CK Hutchison group amounted to $3.6 million. In addition, for the year ended December 31, 2022, we paid approximately $0.2 million to members of the CK Hutchison group for the provision of marketing services associated with these products. Our sales to CK Hutchison group companies are made pursuant to purchase orders issued by each purchaser periodically, the terms of which are on an arm’s length basis on normal commercial terms.

See Item 3.D. “Risk Factors—Risks Relating to Our Dependence on Third Parties—There is no assurance that the benefits currently enjoyed by virtue of our association with CK Hutchison will continue to be available” for more information on the risks associated with our relationship with CK Hutchison’s group companies.

Intellectual property licensed by the CK Hutchison group

We conduct our business using trademarks with various forms of the “Hutchison”, “Chi-Med”, “Hutchison China MediTech”, “HUTCHMED”, “Elunate” and “Sulanda” brands, the logos used by HUTCHMED Limited, as well as domain names incorporating some or all of these trademarks. We have entered into a brand license agreement dated April 21, 2006 (as amended and restated on June 13, 2019 with effect from June 3, 2015 and as further amended and restated on June 15, 2021 with effect from March 4, 2021) with Hutchison Whampoa Enterprises Limited, which is an indirect wholly owned subsidiary of CK Hutchison, pursuant to which we have been granted a non-exclusive, non-transferrable, royalty-free right to use the “Hutchison,” “Hutchison China MediTech”, “Chi-Med”, “HUTCHMED” trademarks, domain names and other intellectual property rights owned by the CK Hutchison group in connection with the operation of our business worldwide. We refer to this amended and restated agreement as the Brand License Agreement. We are also permitted to sub-license such intellectual property rights to our affiliates.

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

Any amount unpaid after 30 days accrues interest at the rate of 1.5% per annum.  In the year ended December 31, 2022, we paid a management fee of approximately $1.0 million under the Services Agreement. As of December 31, 2022, we had $0.4 million in unpaid fees outstanding to Hutchison Whampoa (China) Limited.

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

E.    Taxation.

The following is a general summary of certain PRC, Hong Kong, Cayman Islands and U.S. federal income tax consequences relevant to the acquisition, ownership and disposition of our ADSs. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular individual. The discussion is based on laws and relevant interpretations thereof in effect as of February 27, 2023, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the PRC, Hong Kong, the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

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

If a non-PRC enterprise is classified as a “resident enterprise” for EIT purposes, any dividends to be distributed by that enterprise to non-PRC resident shareholders or ADS holders or any gains realized by such investors from the transfer of shares or ADSs may be subject to PRC tax. If the PRC tax authorities determine that we should be considered a PRC resident enterprise for EIT purposes, any dividends payable by us to our non-PRC resident enterprise shareholders or ADS holders with no office or premises established in China, or with an office or premises established in China but whose income (i.e. dividends received) has no de facto relationship with said office or premises, as well as gains realized by such investors from the transfer of our shares or ADSs may be subject to a 10% withholding tax. Furthermore, if we are considered a PRC resident enterprise for EIT purposes, it is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders. If any PRC tax were to apply to dividends realized by non-PRC individuals, it would generally apply at a rate of up to 20% (which in the case of dividends may be withheld at source). The foregoing rates may be reduced by an applicable tax treaty, but it is unclear if a non-PRC resident shareholder or ADS holder would be able to obtain in practice the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

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

Hong Kong Taxation

Profits Tax

HUTCHMED (China) Limited is a Hong Kong tax resident. Hong Kong tax residents are subject to Hong Kong Profits Tax in respect of profits arising in or derived from Hong Kong at the current rate of 16.5% (except portions eligible for the two-tiered profits tax as discussed above). Dividend income earned by a Hong Kong tax resident is generally not subject to Hong Kong Profits Tax. The Inland Revenue (Amendment) (Taxation on Specified Foreign-sourced Income) Bill 2022 (the Amendment Bill) was gazetted on 28 October 2022 to provide a new framework for Hong Kong’s Foreign Source Income Exemption regime with a view to bringing the regime into force from 1 January 2023. The Amendment Bill aims to amend the Inland Revenue Ordinance (Cap. 112) to regard certain foreign-sourced income as arising in or derived from Hong Kong and to provide for relief against double taxation in respect of certain foreign-sourced income. Covered income includes interest, dividend, disposal gain from the sale of equity interests in an entity and intellectual property income.

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

U.S. Taxation

Corporate Tax

Our subsidiaries in the United States, HUTCHMED International Corporation and HUTCHMED US Corporation, are subject to a federal corporate tax of 21%.

Material U.S. Federal Income Tax Considerations with Respect to Ordinary Shares and ADSs

The following summary, subject to the limitations set forth below, describes the material U.S. federal income tax consequences for a U.S. Holder (as defined below) of the ownership and disposition of ordinary shares and ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s ownership of our securities. This discussion is limited to U.S. Holders that hold such ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment). For the purposes of this summary, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of an ordinary share or ADS and:

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

This summary does not purport to consider all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances, including the possible effect of the special tax accounting rules under Section 451 of the Code, or alternative minimum or Medicare contribution tax consequences. In addition, it does not address aspects of U.S. federal income taxation that may be applicable to U.S. Holders subject to special rules, including:

●	banks or other financial institutions;
●	insurance companies;
●	real estate investment trusts;
●	regulated investment companies;
●	grantor trusts;
●	tax-exempt organizations, “individual retirement accounts or “Roth IRAs”;
●	partnerships (or other entities or ararngments treated as partnerships for U.S. federal income tax purposes) or S corporations holding our ordinary shares or ADSs, and their partners or shareholders;
●	dealers or electing traders in securities that use a mark-to-market method of tax accounting;
●	persons whose functional currency is not the U.S. dollar;
●	persons that acquired ordinary shares or ADSs as compensation;
●	persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.

●	persons holding our ordinary shares or ADSs as part of a straddle, integrated or similar transaction for U.S. federal income tax purposes; or
●	direct, indirect or constructive owners of 10% or more of our equity (by vote or value).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes owns our ordinary shares or ADSs, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partnerships and partners should consult their tax advisors as to the U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares or ADSs.

This discussion does not address the effects of any state, local or non-U.S. tax law or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). We have not received nor do we expect to seek a ruling from the U.S. Internal Revenue Service, or the IRS, regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each investor should consult its tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our ordinary shares and ADSs.

This discussion is based on the Code, final and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, and the income tax treaty between the PRC and the United States, or the U.S.- PRC Tax Treaty, each as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect, which could affect the tax consequences described herein. In addition, this summary assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH REGARD TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEIR SITUATIONS AS WELL AS THE APPLICATION OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

ADSs

A U.S. Holder of ADSs will generally be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary shares that such ADSs represent. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

Taxation of Dividends

The following is subject to the discussion under “—Passive Foreign Investment Company Considerations” below.

As described in Item 8. “Financial Information—A.8 Dividend Policy” above, we do not currently anticipate paying any distributions on our ordinary shares or ADSs in the foreseeable future. However, to the extent there are any distributions made with respect to our ordinary shares or ADSs, the gross amount of any such distribution (including withheld taxes, if any) made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs, as applicable, and thereafter as capital gain. However, because we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles, U.S. Holders should expect to treat distributions paid with respect to our ordinary shares and ADSs as dividends. Dividends paid to corporate U.S. Holders will not qualify for the dividends received deduction that may otherwise be allowed under the Code.

The amount of income from dividends paid  in  a non-U.S. currency  will  be  the  U.S.  dollar  amount  of  the  dividend calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss, taxable as ordinary income or loss, if the dividend is converted into U.S. dollars after the date of receipt.  Foreign currency gain or loss generally will be treated as U.S.-source gain or loss.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of U.S. federal income taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (1) its ordinary shares (or ADSs backed by ordinary shares) are readily tradable on an established securities market in the United States or (2) it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. We are not eligible for the benefits of any U.S. income tax treaty. However, because our ADSs are listed on the Nasdaq, a non-corporate U.S. Holder of ADSs may be eligible for the preferential tax rates on dividends, subject to applicable limitations (including a minimum holding period and other requirements) and provided that we are not a PFIC (and are not treated as a PFIC with respect to the U.S. Holder) for the taxable year of distribution of the precedeing taxable year.

For purposes of the foreign tax credit rules, dividends will be treated as foreign-source income. As described in “—Taxation in the PRC” above, if we are deemed to be a “resident enterprise” under PRC tax law, U.S. Holders may be subject to PRC withholding taxes on dividends paid by us. In that case, subject to certain conditions and limitations and the discussion below regarding the impact of certain Treasury regulations, such PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the U.S.-PRC Tax Treaty for U.S. Holders eligible for the benefits of the U.S.-PRC Tax Treaty) generally will be eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. The U.S. foreign tax credit rules are complex. For example, under Treasury regulations, in the absence of an election to apply the benefits of an applicable income tax treaty, in order to be creditable, non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. A U.S. Holder that is not entitled, or does not elect, to claim a foreign tax credit for PRC tax withheld may instead be eligible to claim a deduction in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes and subject to other applicable limitations. U.S. Holders should consult their tax advisors regarding the foreign tax credit and deduction rules in light of their particular circumstances.

Taxation of Capital Gains

The following is subject to the discussion under “—Passive Foreign Investment Company Considerations” below.

Upon the sale, exchange, or other taxable disposition of our ordinary shares or ADSs, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs, in each case determined in U.S. dollars. A U.S. Holder’s initial tax basis will be the U.S. Holder’s U.S. dollar purchase price for such ordinary shares or ADSs.

Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder held the ordinary share or ADS for more than one year. Long-term capital gains of non-corporate U.S. Holders are taxed at a preferential tax rate. The deductibility of capital losses is subject to limitations.

As described in “—Taxation in the PRC” above, if we are deemed to be a “resident enterprise” under PRC tax law, any gain on the sale of ordinary shares or ADSs may be subject to PRC taxes. Under the Code, capital gains of U.S. persons generally are treated as U.S.-source income. However, if a U.S. Holder is eligible for the benefits of the U.S.-PRC Tax Treaty, the holder may be able to elect to treat such disposition gain as PRC-source gain under the U.S.-PRC Tax Treaty for U.S. foreign tax credit purposes and claim a foreign tax credit in respect of PRC taxes on such gains. A U.S. Holder will be eligible for U.S.-PRC Tax Treaty benefits if (for the purposes of the treaty) such holder is a resident of the United States and satisfies the “limitations of benefits” requirements specified in the U.S.-PRC Tax Treaty. Because the determination of treaty benefit eligibility is fact-intensive and depends upon a U.S. Holder’s particular circumstances, U.S. Holders should consult their tax advisors regarding their eligibility for the U.S.-PRC Tax Treaty benefits. Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ordinary shares or ADSs if a U.S. Holder is not eligible for, or does not elect to apply the benefits of, the U.S.-PRC Tax Treaty. However, non-U.S. taxes on disposition gains may be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and the deductibility of non-U.S. taxes are complex. U.S. Holders are also encouraged to consult their tax advisors regarding the tax consequences in the event PRC tax is imposed on a disposition of ordinary shares or ADSs, including the U.S.-PRC Tax Treaty’s resourcing rule, any reporting requirements with respect to a treaty-based return position and the creditability or deductibility of any non-U.S. tax on disposition gains in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Considerations

Status as a PFIC. The rules governing PFICs can result in adverse U.S. federal income tax consequences to U.S. Holders. We generally will be a PFIC for U.S. federal income tax purposes if, for any taxable year, either: (1) 75% or more of our gross income consists of certain types of passive income, or (2) 50% or more of the average value of our assets (generally determined on a quarterly basis) consists of our assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for the purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. Cash and cash equivalents are generally treated as passive assets. Goodwill is generally treated as an active asset to the extent associated with activities that generate non-passive income.

Based on the composition of our income and assets and the estimated average value of our assets (including goodwill), we believe that we were not a PFIC for our taxable year ended December 31, 2022. However, our PFIC status is a factual determination that is made on an annual basis and depends on particular facts and circumstances (such as the value of our assets, including goodwill and other intangible assets). We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status depends primarily on the average value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Therefore, if our market capitalization declines we may become a PFIC. In addition, there is uncertainty as to how to apply the PFIC rules for purposes of classifying certain of our income and assets as active or passive. In light of the foregoing, no assurance can be provided that we were not, or will not be, a PFIC for any taxable year.

U.S. federal income tax treatment of a shareholder of a PFIC generally. If we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares or ADSs, the U.S. Holder, absent certain elections, generally will be subject to adverse rules (regardless of whether we continue to be a PFIC) with respect to (1) any “excess distributions” (generally, the extent that any distributions received by the U.S. Holder on its ordinary shares or ADSs in a taxable year exceed 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period) and (2) any gain realized on the sale or other disposition, including a pledge, of such ordinary shares or ADSs.

Under these rules (a) any gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we became a PFIC will be taxed as ordinary income and (c) the amount allocated to each other taxable year during the U.S. Holder’s holding period (i) will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayer for that year and (ii) will be subject to an interest charge at a statutory rate with respect to the resulting tax attributable to each such other taxable year. In addition,a non-corporate U.S. Holder will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC (or are treated as a PFIC with respect to the U.S. Holder) in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC in any taxable year during which a U.S. Holder owns ordinary shares or ADSs, we generally will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, even if we cease to meet the threshold requirements for PFIC status described above, unless the U.S. Holder makes a timely “deemed sale election.” If we are a PFIC for any taxable year and then cease to be a PFIC, a U.S. Holder may make a “deemed sale election” to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s ordinary shares or ADSs on the last day of our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election would then cease to be treated as owning stock in a PFIC. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above and loss would not be recognized.

If we are a PFIC for any taxable year, a U.S. Holder will be treated as owning a proportionate amount (by value) of stock or shares owned by us in any direct or indirect subsidiaries that are also PFICs (any such entity, a “Lower-tier PFIC”) and will be subject to similar adverse rules with respect to any distributions we receive from, and dispositions we make of, the stock or shares of such subsidiaries, in each case as if the U.S. Holder owned its proportionate share of the Lower-tier PFIC directly, even though the U.S. Holder will not receive the proceeds of those distributions or dispositions directly. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

PFIC “mark-to-market” election. In certain circumstances, a holder of “marketable stock” of a PFIC will be subject to tax consequences different that those described above by making a timely mark-to-market election with respect to such stock. For the purposes of these rules “marketable stock” is generally stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange.”

A U.S. Holder that makes a timely mark-to-market election must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the U.S. Holder’s ordinary shares or ADSs that are “marketable stock” at the close of the taxable year over the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs over their fair market value at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains previously included in income pursuant to the timely mark-to-market election. The adjusted tax basis of a U.S. Holder’s ordinary shares or ADSs with respect to which the timely mark-to-market election applies would be adjusted to reflect amounts included in gross income or allowed as a deduction because of such election. If a U.S. Holder makes an effective mark-to-market election with respect to our ordinary shares or ADSs, gains from an actual sale or other disposition of such ordinary shares or ADSs in a year in which we are a PFIC will be treated as ordinary income, and any losses incurred on such sale or other disposition will be treated as ordinary losses to the extent of any net mark-to-market gains previously included in income (with any excess loss treated as a capital loss).

If we are a PFIC for any taxable year in which a U.S. Holder owns ordinary shares or ADSs, but before a timely mark-to-market election is made, the general PFIC rules described above under “—U.S. federal income tax treatment of a shareholder of a PFIC generally” will apply to any mark-to-market gain recognized in the year the election is made. Otherwise, a timely mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

There is no law, regulation or administrative guidance that provides for a right to make a mark-to-market election for equity interests in any Lower-tier PFIC the shares of which are not regularly traded on a qualified exchange. As a result, even if a U.S. Holder makes a mark-to-market election with respect to our ordinary shares or ADSs, such U.S. Holder could nevertheless be subject to the PFIC rules described under “—U.S. federal income tax treatment of a shareholder of a PFIC generally” with respect to such U.S. Holder’s indirect interest in any Lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the availability of, and the procedure for, and the effect of making, a mark-to-market election, and whether making the election would be advisable, including in light of their particular circumstances.

No QEF election. We do not expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a timely “qualifying electing fund” election, or QEF election, if we were a PFIC, which, if available, could materially affect the tax consequences of the ownership and disposition of the ordinary shares and ADSs if we are a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make this election.

PFIC information reporting requirements. If we are (or are treated with respect to a particular U.S. Holder as) a PFIC for any year in which a U.S. Holder owns ordinary shares or ADSs, such U.S. Holder generally will be required to file an annual information return on IRS Form 8621 with respect to us and any Lower-tier PFIC.

NO ASSURANCE CAN BE GIVEN THAT WE ARE NOT CURRENTLY A PFIC OR THAT WE WILL NOT BECOME A PFIC IN THE FUTURE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE OPERATION OF THE PFIC RULES AND RELATED REPORTING REQUIREMENTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE ADVISABILITY AND EFFECTS OF MAKING ANY ELECTION THAT MAY BE AVAILABLE.

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

Certain U.S. Holders of specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold may be required to report information relating to their holding of ordinary shares or ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions) with their tax returns for each year in which they hold such interests. U.S. Holders should consult their own tax advisors regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of our ordinary shares or ADSs.

THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. INVESTORS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES OR ADSs.

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

I.    Subsidiary information.

Not applicable.

J.    Annual Report to Security Holders.

The Company intends to submit annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

A substantial portion of our revenue and expenses are denominated in renminbi, and our consolidated financial statements are presented in U.S. dollars.  We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk.  Although, in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the renminbi because the value of our business is effectively denominated in renminbi, while the ADSs will be traded in U.S. dollars.

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

Interest Rate Risk

We have no significant interest-bearing assets except for bank deposits.  Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk.  We have not used any interest rate swaps to hedge our exposure to interest rate risk.  We have performed sensitivity analysis for the effects on our results for the year from changes in interest rates on floating rate borrowings.  The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant.  According to the analysis, the impact on our net loss of a 1.0% interest rate shift would be a maximum increase/decrease of $0.1 million for the year ended December 31, 2022.

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

Fees and other payments made by the depositary to us

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. In November 2022, we received $630,000 net of taxes from the depositary as part of the consideration for renewing the depositary’s appointment.

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

ITEM 15. CONTROLS AND PROCEDURES

A.    Evaluation of Disclosure Controls and Procedures.

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure. Based on such evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

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

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

C.    Attestation Report of the Independent Registered Public Accounting Firm.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP (“PricewaterhouseCoopers Zhong Tian”), has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears in this annual report.

D.    Changes in Internal Control over Financial Reporting.

There were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2022 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian and PricewaterhouseCoopers for certain services rendered to our company, including some of our subsidiaries and joint ventures, during 2022 and 2021.

	For the year ended
	December 31,
	2022	2021

	(in thousands)
Audit fees(1)	2,200	4,614
Tax fees(2)	337	406
Total(3)	2,537	5,020

Notes:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by PricewaterhouseCoopers Zhong Tian for the audit of our annual financial statements and review of our interim financial statements. The fees were also related to the professional services paid by us in connection with initial public offering in Hong Kong and preparation for other capital market transactions and regulatory filings in 2021.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by PricewaterhouseCoopers for tax compliance and tax advice.

(3)	The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled approximately $117,000 and $52,000 in 2021 and 2022, respectively.
(4)	On June 15, 2021, we engaged PricewaterhouseCoopers Zhong Tian as our independent registered public accounting firm, and dismissed PricewaterhouseCoopers. The fees for 2021 are fees payable to PricewaterhouseCoopers Zhong Tian. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 15, 2021, we engaged PricewaterhouseCoopers Zhong Tian as our independent registered public accounting firm, and dismissed PricewaterhouseCoopers. The change of our independent registered public accounting firm had been approved by the audit committee of our board of directors, and the decision was not made due to any disagreement between us and PricewaterhouseCoopers.

The reports of PricewaterhouseCoopers on our consolidated financial statements for the fiscal year ended December 31, 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal year ended December 31, 2020 and the subsequent interim period through June 15, 2021, there have been no (i) disagreements between us and PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

During each of the fiscal year ended December 31, 2020 and the subsequent interim period through June 15, 2021, neither we nor anyone on behalf of us has consulted with PricewaterhouseCoopers Zhong Tian regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that PricewaterhouseCoopers Zhong Tian concluded was an important factor considered by us in reaching a decision as to any accounting, audit or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

For the immediately preceding annual financial statement period, our auditor, PricewaterhouseCoopers Zhong Tian LLP (a registered public accounting firm that the PCAOB was unable to inspect or investigate completely) issued an audit report for us.

As of the date of this annual report and to our best knowledge:

(i)	none of our shares or the shares of our consolidated foreign operating entities are owned by governmental entities in the jurisdiction in which we or such consolidated foreign operating entities are incorporated or otherwise organized;
(ii)	none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or any of our consolidated foreign operating entities;
(iii)	none of the members of our board of directors or the board of directors of our operating entities is an official of the Chinese Communist Party; and
(iv)	our or our operating entities’ articles of incorporation do not contain any charter of the Chinese Communist Party.

ITEM 16J. INSIDER TRADING POLICIES

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the consolidated financial statements of our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, and our former non-consolidated joint venture, Hutchison Baiyunshan, are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

1.1	Amended and Restated Memorandum and Articles of Association of HUTCHMED (China) Limited (incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F filed with the SEC on March 3, 2022)
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
4.1

Amended and Restated License and Collaboration Agreement by and between HUTCHMED Limited (formerly known as Hutchison MediPharma Limited) and AstraZeneca AB (publ) dated as of December 7, 2020 (incorporated by reference to Exhibit 4.1 to our annual report on Form 20-F filed with the SEC on March 4, 2021)

4.2+

Amendment to the Amended and Restated License and Collaboration Agreement by and between HUTCHMED Limited and AstraZeneca AB (publ) dated as of November 29, 2021 (incorporated by reference to Exhibit 4.2 to our annual report on Form 20-F filed with the SEC on March 3, 2022)

4.3

Amended and Restated Exclusive License and Collaboration Agreement by and HUTCHMED Limited, Eli Lilly Trading (Shanghai) Company Limited and HUTCHMED (China) Limited dated as of October 8, 2013 (incorporated by reference to Exhibit 4.2 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.4

First Amendment to the Amended and Restated Exclusive License and Collaboration Agreement by and among Lilly (Shanghai) Management Company Limited, HUTCHMED Limited and HUTCHMED (China) Limited dated as of December 18, 2018 (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F filed with the SEC on March 11, 2019)

4.5

English translation of Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment Limited (formerly Hutchison Chinese Medicine (Shanghai) Investment Limited) dated as of January 6, 2001 (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.6

English translation of First Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment Limited dated as of July 12, 2001 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.7

English translation of Second Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment (HK) Limited dated as of November 5, 2007 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.8

English translation of Third Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment (HK) Limited dated as of June 19, 2012 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.9

English translation of Fourth Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment (HK) Limited dated as of March 8, 2013 (incorporated by reference to Exhibit 4.10 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.10

English translation of Sino-Foreign Joint Venture Contract by and between Sinopharm Group Co. Ltd. and Hutchison Chinese Medicine GSP (HK) Holdings Limited dated as of December 18, 2013 (incorporated by reference to Exhibit 4.11 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.11

Form of Executive Employment Agreement for HUTCHMED Group (HK) Limited executive officers (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.12

English translation of Form of Executive Employment Agreement for HUTCHMED Limited executive officers (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.13

Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.14

Second Amendment to the Amended and Restated Exclusive License and Collaboration Agreement by and among Lilly (Shanghai) Management Company Limited, HUTCHMED Limited and HUTCHMED (China) Limited dated as of July 28, 2020 (incorporated by reference to Exhibit 4.14 to our annual report on Form 20-F filed with the SEC on March 4, 2021)

4.15+

License Agreement by and among Epizyme, Inc. and Hutchison China MediTech Investment Limited (now known as HUTCHMED Group Investment Limited) dated as of August 7, 2021 (incorporated by reference to Exhibit 4.15 to our annual report on Form 20-F filed with the SEC on March 3, 2022)

4.16*+	License Agreement by and among Takeda Pharmaceuticals International AG, HUTCHMED (China) Limited and HUTCHMED Limited dated as of January 23, 2023
8.1	List of Significant Subsidiaries of the Company (incorporated by reference to Exhibit 8.1 to our annual report on Form 20-F filed with the SEC on March 3, 2022)
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered accounting firm, regarding the consolidated financial statements of HUTCHMED (China) Limited
15.2*	Consent of PricewaterhouseCoopers, an independent registered accounting firm, regarding the consolidated financial statements of HUTCHMED (China) Limited
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent accountants, regarding the consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited
15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent accountants, regarding the consolidated financial statements of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited
15.5*	Consent of Conyers Dill & Pearman
15.6†	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act
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

HUTCHMED (China) Limited

	By:	/s/ Weiguo Su
		Name:	Weiguo Su
		Title:	Chief Executive Officer
Date: February 28, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HUTCHMED (China) Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of HUTCHMED (China) Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the years then ended, including the related notes (collectively referred to as the ‘‘consolidated financial statements’’). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

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

Allowances for credit losses on accounts receivable and other receivables (except for prepayments)

As described in Note 6 to the consolidated financial statements, as of December 31, 2022, the gross balance of accounts receivable was US$98.0 million and an allowance for credit losses of less than US$0.1 million was made. As described in Note 7 to the consolidated financial statements, as of December 31, 2022, the gross balance of other receivables was US$54.2 million which consisted of the balance of prepayments of US$22.3 million, and no allowance for credit losses was made. The allowances for credit losses were made based on estimate of the current expected credit losses to be incurred over the expected life of these receivables.

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

February 28, 2023

We have served as the Company’s auditor since 2021.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HUTCHMED (China) Limited

Opinion on the Financial Statements

We have audited the consolidated statements of operations, of comprehensive loss, of changes in shareholders’ equity and of cash flows of HUTCHMED (China) Limited (formerly known as “Hutchison China MediTech Limited”) and its subsidiaries (the “Company”) for the year ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong

March 4, 2021

We served as the Company’s auditor from 2005 to 2021.

CONSOLIDATED FINANCIAL STATEMENTS

HUTCHMED (CHINA) LIMITED

CONSOLIDATED BALANCE SHEETS

(IN US$’000, EXCEPT SHARE DATA)

		December 31,
	Note	2022	2021
Assets
Current assets
Cash and cash equivalents	5	313,278	377,542
Short-term investments	5	317,718	634,158
Accounts receivable	6	97,988	83,580
Other receivables, prepayments and deposits	7	54,214	81,041
Inventories	8	56,690	35,755
Total current assets		839,888	1,212,076
Property, plant and equipment	9	75,947	41,275
Right-of-use assets	10	8,722	11,879
Deferred tax assets	24(ii)	15,366	9,401
Investments in equity investees	11	73,777	76,479
Other non-current assets		15,745	21,551
Total assets		1,029,445	1,372,661
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	12	71,115	41,177
Other payables, accruals and advance receipts	13	264,621	210,839
Bank borrowings	14	—	26,905
Income tax payable	24(iii)	1,112	15,546
Other current liabilities		17,055	17,191
Total current liabilities		353,903	311,658
Lease liabilities	10	5,196	7,161
Deferred tax liabilities	24(ii)	2,710	2,765
Long-term bank borrowings	14	18,104	—
Other non-current liabilities		12,662	11,563
Total liabilities		392,575	333,147
Commitments and contingencies	15

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 864,775,340 and 864,530,850 shares issued at December 31, 2022 and 2021 respectively	16	86,478	86,453
Additional paid-in capital		1,497,273	1,505,196
Accumulated losses		(971,481)	(610,328)
Accumulated other comprehensive (loss)/income		(1,903)	5,572
Total Company’s shareholders’ equity		610,367	986,893
Non-controlling interests		26,503	52,621
Total shareholders’ equity		636,870	1,039,514
Total liabilities and shareholders’ equity		1,029,445	1,372,661

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN US$’000, EXCEPT SHARE AND PER SHARE DATA)

		Year Ended December 31,
	Note	2022	2021	2020
Revenues
Goods —third parties		314,329	266,199	203,606
—related parties	23(i)	5,293	4,256	5,484
Services —commercialization—third parties		41,275	27,428	3,734
—collaboration research and development—third parties		23,741	18,995	9,771
—research and development—related parties	23(i)	507	525	491
Other collaboration revenue
—royalties—third parties		26,310	15,064	4,890
—licensing—third parties		14,954	23,661	—
Total revenues	18	426,409	356,128	227,976
Operating expenses
Costs of goods—third parties		(268,698)	(229,448)	(178,828)
Costs of goods—related parties		(3,616)	(3,114)	(3,671)
Costs of services—commercialization—third parties		(38,789)	(25,672)	(6,020)
Research and development expenses	20	(386,893)	(299,086)	(174,776)
Selling expenses		(43,933)	(37,827)	(11,334)
Administrative expenses		(92,173)	(89,298)	(50,015)
Total operating expenses		(834,102)	(684,445)	(424,644)
		(407,693)	(328,317)	(196,668)
Gain on divestment of an equity investee	22	—	121,310	—
Other (expense)/income
Interest income	26	9,599	2,076	3,236
Other income		1,833	2,426	4,600
Interest expense	26	(652)	(592)	(787)
Other expense		(13,509)	(12,643)	(115)
Total other (expense)/income		(2,729)	(8,733)	6,934
Loss before income taxes and equity in earnings of equity investees		(410,422)	(215,740)	(189,734)
Income tax benefit/(expense)	24(i)	283	(11,918)	(4,829)
Equity in earnings of equity investees, net of tax	11	49,753	60,617	79,046
Net loss		(360,386)	(167,041)	(115,517)
Less: Net income attributable to non-controlling interests		(449)	(27,607)	(10,213)
Net loss attributable to the Company		(360,835)	(194,648)	(125,730)
Losses per share attributable to the Company—basic and diluted (US$ per share)	25	(0.43)	(0.25)	(0.18)
Number of shares used in per share calculation—basic and diluted	25	847,143,540	792,684,524	697,931,437

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(IN US$’000)

	Year Ended December 31,
	2022	2021	2020
Net loss	(360,386)	(167,041)	(115,517)
Other comprehensive (loss)/income
Foreign currency translation (loss)/gain	(8,469)	2,964	9,530
Total comprehensive loss	(368,855)	(164,077)	(105,987)
Less: Comprehensive loss/(income) attributable to non-controlling interests	545	(28,029)	(11,413)
Total comprehensive loss attributable to the Company	(368,310)	(192,106)	(117,400)

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN US$’000, EXCEPT SHARE DATA IN ’000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-	Total
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Shareholders’
	Number	Value	Capital	Losses	(Loss)/Income	Equity	Interests	Equity
As at January 1, 2020	666,906	66,691	514,904	(289,734)	(3,849)	288,012	24,891	312,903
Net (loss)/income	—	—	—	(125,730)	—	(125,730)	10,213	(115,517)
Issuance in relation to public offering	23,669	2,366	115,975	—	—	118,341	—	118,341
Issuances in relation to private investment in public equity (“PIPE”)	36,667	3,667	196,333	—	—	200,000	—	200,000
Issuance costs	—	—	(8,317)	—	—	(8,317)	—	(8,317)
Issuances in relation to share option exercises	480	48	545	—	—	593	—	593
Share-based compensation
Share options	—	—	8,727	—	—	8,727	10	8,737
Long-term incentive plan (“LTIP”)	—	—	7,203	—	—	7,203	16	7,219
	—	—	15,930	—	—	15,930	26	15,956
LTIP—treasury shares acquired and held by Trustee	—	—	(12,904)	—	—	(12,904)	—	(12,904)
Dividends declared to non-controlling shareholders of subsidiaries	—	—	—	—	—	—	(1,462)	(1,462)
Purchase of additional interests in a subsidiary of an equity investee (Note 11)	—	—	(52)	(83)	(4)	(139)	(35)	(174)
Transfer between reserves	—	—	44	(44)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	8,330	8,330	1,200	9,530
As at December 31, 2020	727,722	72,772	822,458	(415,591)	4,477	484,116	34,833	518,949
Net (loss)/income	—	—	—	(194,648)	—	(194,648)	27,607	(167,041)
Issuance in relation to public offering	119,600	11,960	602,907	—	—	614,867	—	614,867
Issuance in relation to PIPE	16,393	1,639	98,361	—	—	100,000	—	100,000
Issuance costs	—	—	(29,806)	—	—	(29,806)	—	(29,806)
Issuances in relation to share option exercises	816	82	2,370	—	—	2,452	—	2,452
Share-based compensation
Share options	—	—	16,339	—	—	16,339	26	16,365
LTIP	—	—	19,808	—	—	19,808	70	19,878
	—	—	36,147	—	—	36,147	96	36,243
LTIP—treasury shares acquired and held by Trustee	—	—	(27,309)	—	—	(27,309)	—	(27,309)
Dividends declared to non-controlling shareholders of subsidiaries	—	—	—	—	—	—	(9,894)	(9,894)
Transfer between reserves	—	—	89	(89)	—	—	—	—
Divestment of an equity investee (Note 22)	—	—	(21)	—	(1,447)	(1,468)	(443)	(1,911)
Foreign currency translation adjustments	—	—	—	—	2,542	2,542	422	2,964
As at December 31, 2021	864,531	86,453	1,505,196	(610,328)	5,572	986,893	52,621	1,039,514
Net (loss)/income	—	—	—	(360,835)	—	(360,835)	449	(360,386)
Issuances in relation to share option exercises	244	25	149	—	—	174	—	174
Share-based compensation
Share options	—	—	6,724	—	—	6,724	12	6,736
LTIP	—	—	32,970	—	—	32,970	15	32,985
	—	—	39,694	—	—	39,694	27	39,721
LTIP—treasury shares acquired and held by Trustee	—	—	(48,084)	—	—	(48,084)	—	(48,084)
Dividends declared to non-controlling shareholders of subsidiaries	—	—	—	—	—	—	(25,600)	(25,600)
Transfer between reserves	—	—	318	(318)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(7,475)	(7,475)	(994)	(8,469)
As at December 31, 2022	864,775	86,478	1,497,273	(971,481)	(1,903)	610,367	26,503	636,870

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US$’000)

		Year Ended December 31,
	Note	2022	2021	2020
Net cash used in operating activities	27	(268,599)	(204,223)	(62,066)
Investing activities
Purchases of property, plant and equipment		(36,664)	(16,401)	(7,949)
Purchase of leasehold land		—	(355)	(11,631)
Refund/(payment) of leasehold land deposit		—	930	(2,326)
Deposits in short-term investments		(1,202,013)	(1,355,976)	(732,908)
Proceeds from short-term investments		1,518,453	921,364	629,373
Purchase of a warrant	19	—	(15,000)	—
Dividend and proceeds received from divestment of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”)	22	16,488	159,118	—
Deposit received for divestment of other equity investee	11	324	—	—
Net cash generated from/(used in) investing activities		296,588	(306,320)	(125,441)
Financing activities
Proceeds from issuances of ordinary shares		174	717,319	318,934
Purchases of treasury shares	17(ii)	(48,084)	(27,309)	(12,904)
Dividends paid to non-controlling shareholders of subsidiaries		(25,600)	(9,894)	(1,462)
Repayment of loan to a non-controlling shareholder of a subsidiary		—	(579)	—
Proceeds from bank borrowings		17,753	—	—
Repayment of bank borrowings		(26,923)	—	—
Payment of issuance costs		(83)	(29,509)	(8,134)
Net cash (used in)/generated from financing activities		(82,763)	650,028	296,434
Net (decrease)/increase in cash and cash equivalents		(54,774)	139,485	108,927
Effect of exchange rate changes on cash and cash equivalents		(9,490)	2,427	5,546
		(64,264)	141,912	114,473
Cash and cash equivalents
Cash and cash equivalents at beginning of year		377,542	235,630	121,157
Cash and cash equivalents at end of year		313,278	377,542	235,630
Supplemental disclosure for cash flow information
Cash paid for interest		150	425	815
Cash paid for tax, net of refunds	24(iii)	18,891	5,014	5,940
Supplemental disclosure for non-cash activities
Increase in accrued capital expenditures		9,618	8,607	298
Vesting of treasury shares for LTIP	17(ii)	12,034	1,450	4,828

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Business

HUTCHMED (China) Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investees have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC, including Hong Kong and Macau. In addition, the Group has established international operations in the United States of America (the “U.S.”) and Europe.

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”) and the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”) are traded on the Nasdaq Global Select Market.

Liquidity

As at December 31, 2022, the Group had accumulated losses of US$971,481,000 primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at December 31, 2022, the Group had cash and cash equivalents of US$313,278,000, short-term investments of US$317,718,000 and unutilized bank borrowing facilities of US$140,289,000. Short-term investments comprised of bank deposits maturing over three months. The Group’s operating plan includes the continued receipt of dividends from an equity investee. Dividends received for the years ended December 31, 2022, 2021 and 2020 were US$43,718,000, US$49,872,000 and US$86,708,000 respectively.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance date of the consolidated financial statements (the look-forward period used).

2. Particulars of Principal Subsidiaries and Equity Investee

		Equity interest
	Place of	attributable to
	establishment	the Group
	and	December 31,
Name	operations	2022	2021	Principal activities
Subsidiaries
HUTCHMED Limited	PRC	99.75%	99.75%	Research, development, manufacture and commercialization of pharmaceutical products
HUTCHMED International Corporation	U.S.	99.75%	99.75%	Provision of professional, scientific and technical support services
Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited (“HSPL”)	PRC	50.87%	50.87%	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Healthcare Limited	PRC	100%	100%	Manufacture and distribution of healthcare products
Hutchison Hain Organic (Hong Kong) Limited (“HHOHK”) (note)	Hong Kong	50%	50%	Wholesale and trading of healthcare and consumer products
HUTCHMED Science Nutrition Limited	Hong Kong	100%	100%	Wholesale and trading of healthcare and consumer products
Equity investee
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	PRC	50%	50%	Manufacture and distribution of prescription drug products

Note: HHOHK is regarded as a subsidiary of the Company, as while both its shareholders have equal representation at the board, in the event of a deadlock, the Group has a casting vote and is therefore able to unilaterally control the financial and operating policies of HHOHK.

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

Net foreign currency exchange losses of US$5,704,000 and net foreign currency exchange gains of US$1,671,000 and US$3,265,000 were recorded in other expense and income in the consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020 respectively.

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

The Group recognizes an allowance for current expected credit losses (“CECLs”) on financial assets not carried at fair value. CECLs are calculated over the expected life of the financial assets on an individual or a portfolio basis considering information available about the counterparties’ credit situation and collectability of the specific cash flows, including information about past events, current conditions and future forecasts.

The Group places substantially all of its cash and cash equivalents and short-term investments in major financial institutions, which management believes are of high credit quality. The Group has a practice to limit the amount of credit exposure to any particular financial institution. Additionally, the Group has policies in place to ensure that sales are made to customers with an appropriate credit history and the Group performs periodic credit evaluations of its customers. Normally the Group does not require collateral from trade debtors. The Group has not had any material credit losses.

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

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices. The allowance for CECLs reflects the Group’s current estimate of credit losses expected to be incurred over the life of the receivables. The Group considers various factors in establishing, monitoring, and adjusting its allowance for CECLs including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. The Group also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances for CECLs. Accounts receivable are written off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. A provision for excess and obsolete inventory will be made based primarily on forecasts of product demand and production requirements. The excess balance determined by this analysis becomes the basis for excess inventory charge and the written-down value of the inventory becomes its cost. Written-down inventory is not written up if market conditions improve.

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

LTIP

The Group recognizes the share-based compensation expense on the LTIP awards based on a fixed or determinable monetary amount on a straight-line basis for each annual tranche awarded over the requisite period. For LTIP awards with performance targets, prior to their determination date, the amount of LTIP awards that is expected to vest takes into consideration the achievement of the performance conditions and the extent to which the performance conditions are likely to be met. Performance conditions vary by awards, and may include targets for shareholder returns, financings, revenues, net profit after taxes and the achievement of clinical and regulatory milestones.

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

After the determination date or if the LTIP awards have no performance conditions, the LTIP awards are classified as equity-settled awards. If the performance target is achieved, the Group will pay the determined monetary amount to the Trustee to purchase ordinary shares of the Company or the equivalent ADS. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital. If the performance target is not achieved, no ordinary shares or ADS of the Company will be purchased and the amount previously recorded in the liability will be reversed and included in the consolidated statements of operations.

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

The Group’s contributions to defined contribution plans for the years ended December 31, 2022, 2021 and 2020 amounted to US$11,795,000, US$7,181,000 and US$2,660,000 respectively.

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

Revenues from sales of goods is recognized when the customer takes possession of the goods. This usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.

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

In accordance with the relevant laws and regulations established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion. For the Group’s equity investees, the amount of appropriations to these funds are made at the discretion of their respective boards.

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

4. Fair Value Disclosures

The following table presents the Group’s financial instruments by level within the fair value hierarchy under ASC 820, Fair Value Measurement:

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total

	(in US$’000)
As at December 31, 2021
Warrant (Note 19)	—	2,452	—	2,452

Cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and other payables are carried at cost, which approximates fair value due to the short-term nature of these financial instruments, and are therefore excluded from the above table. Bank borrowings are floating rate instruments and carried at amortized cost, which approximates fair values, and are therefore excluded from the above table.

5. Cash and Cash Equivalents and Short-term Investments

	December 31,
	2022	2021

	(in US$’000)
Cash and Cash Equivalents
Cash at bank and on hand	178,326	104,620
Bank deposits maturing in three months or less	134,952	272,922
	313,278	377,542

Short-term Investments
Bank deposits maturing over three months (note)	317,718	634,158
	630,996	1,011,700

Note: The maturities for short-term investments ranged from 91 to 99 days and 91 to 180 days for the years ended December 31, 2022 and 2021 respectively.

Certain cash and bank balances denominated in RMB, US$ and UK Pound Sterling (“£”) were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government. Cash and cash equivalents and short-term investments were denominated in the following currencies:

	December 31,
	2022	2021

	(in US$’000)
US$	533,173	895,935
RMB	79,319	53,455
Hong Kong dollar (“HK$”)	16,721	60,535
	£1,370	1,090
Euro	413	685
	630,996	1,011,700

6. Accounts Receivable

Accounts receivable from contracts with customers consisted of the following:

	December 31,
	2022	2021

	(in US$’000)
Accounts receivable—third parties	94,531	82,434
Accounts receivable—related parties (Note 23(ii))	3,517	1,166
Allowance for credit losses	(60)	(20)
Accounts receivable, net	97,988	83,580

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

An aging analysis for accounts receivable—third parties based on the relevant invoice dates is as follows:

	December 31,
	2022	2021

	(in US$’000)
Not later than 3 months	84,007	78,288
Between 3 months to 6 months	7,478	2,867
Between 6 months to 1 year	1,947	78
Later than 1 year	1,099	1,201
Accounts receivable—third parties	94,531	82,434

Movements on the allowance for credit losses:

	2022	2021	2020

	(in US$’000)
As at January 1	20	95	16
Increase in allowance for credit losses	150	16	95
Decrease in allowance due to subsequent collection	(107)	(92)	(18)
Exchange difference	(3)	1	2
As at December 31	60	20	95

7. Other receivables, prepayments and deposits

Other receivables, prepayments and deposits consisted of the following:

	December 31,
	2022	2021

	(in US$’000)
Dividend receivables (Note 22)	26,246	46,387
Prepayments	22,329	14,128
Value-added tax receivables	1,491	16,616
Deposits	1,214	1,255
Amounts due from related parties (Note 23(ii))	998	1,149
Others	1,936	1,506
	54,214	81,041

No allowance for credit losses has been made for other receivables, prepayments and deposits for the years ended December 31, 2022 and 2021.

8. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31,
	2022	2021

	(in US$’000)
Raw materials	27,392	15,837
Finished goods	29,298	19,918
	56,690	35,755

9. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2022	2,432	17,828	5,987	27,957	19,970	74,174
Additions	—	171	541	4,945	40,625	46,282
Disposals	—	(1,105)	(2)	(529)	—	(1,636)
Transfers	—	1,336	1,412	1,637	(4,385)	—
Exchange differences	(199)	(1,394)	(484)	(2,272)	(1,660)	(6,009)
As at December 31, 2022	2,233	16,836	7,454	31,738	54,550	112,811
Accumulated depreciation
As at January 1, 2022	1,788	11,571	2,352	17,188	—	32,899
Depreciation	116	3,741	590	3,880	—	8,327
Disposals	—	(1,018)	(2)	(505)	—	(1,525)
Transfers	—	—	(56)	56	—	—
Exchange differences	(151)	(1,012)	(214)	(1,460)	—	(2,837)
As at December 31, 2022	1,753	13,282	2,670	19,159	—	36,864
Net book value
As at December 31, 2022	480	3,554	4,784	12,579	54,550	75,947

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2021	2,372	16,346	5,643	23,040	3,050	50,451
Additions	—	452	24	3,189	19,669	23,334
Disposals	—	(275)	(19)	(705)	—	(999)
Transfers	—	916	197	1,849	(2,962)	—
Exchange differences	60	389	142	584	213	1,388
As at December 31, 2021	2,432	17,828	5,987	27,957	19,970	74,174
Accumulated depreciation
As at January 1, 2021	1,626	8,652	1,747	14,256	—	26,281
Depreciation	120	2,904	574	3,244	—	6,842
Disposals	—	(223)	(18)	(688)	—	(929)
Exchange differences	42	238	49	376	—	705
As at December 31, 2021	1,788	11,571	2,352	17,188	—	32,899
Net book value
As at December 31, 2021	644	6,257	3,635	10,769	19,970	41,275

10. Leases

Leases consisted of the following:

	December 31,
	2022	2021

	(in US$’000)
Right‑of‑use assets
Offices	6,634	10,605
Factories	387	702
Warehouses (note)	1,500	281
Others	201	291
Total right‑of‑use assets	8,722	11,879
Lease liabilities—current	3,708	4,917
Lease liabilities—non‑current	5,196	7,161
Total lease liabilities	8,904	12,078

Note: Includes US$1.5 million right-of-use asset for warehouses in Suzhou that is leased through June 2026 in which the contract has a termination option with 3-month advance notice. The termination option was not recognized as part of the right-of-use asset and lease liability as it is uncertain that the Group will exercise such option.

Lease activities are summarized as follows:

	Year Ended December 31,
	2022	2021

	(in US$’000)
Lease expenses:
Short‑term leases with lease terms equal or less than 12 months	134	106
Leases with lease terms greater than 12 months	5,238	4,306
	5,372	4,412
Cash paid on lease liabilities	5,212	4,954
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	2,689	7,665
Non-cash: Lease liabilities changed in relation to modifications and terminations	(499)	(33)

Lease contracts are typically within a period of 1 to 8 years. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2022 was 3.24 years and 3.04% respectively. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2021 was 3.38 years and 3.33% respectively.

Future lease payments are as follows:

December 31,
2022
(in US$’000)
Lease payments:
Not later than 1 year	3,908
Between 1 to 2 years	2,471
Between 2 to 3 years	1,177
Between 3 to 4 years	911
Between 4 to 5 years	680
Later than 5 years	115
Total lease payments	9,262
Less: Discount factor	(358)
Total lease liabilities	8,904

11. Investments in Equity Investees

Investments in equity investees consisted of the following:

	December 31,
	2022	2021

	(in US$’000)
SHPL	73,461	75,999
Other	316	480
	73,777	76,479

The equity investees are private companies and there are no quoted market prices available for their shares.

Summarized financial information for the significant equity investees SHPL and HBYS (sold in 2021) is as follows:

(i)	Summarized balance sheets

	SHPL
	December 31,
	2022	2021

	(in US$’000)
Current assets	214,267	190,260
Non-current assets	80,062	91,605
Current liabilities	(147,952)	(128,993)
Non-current liabilities	(4,944)	(7,131)
Net assets	141,433	145,741

(ii)	Summarized statements of operations

	SHPL			HBYS(note (a))

	Year Ended December 31,
	2022	2021	2020	2021(note (b))	2020

	(in US$’000)
Revenue	370,600	332,648	276,354	209,528	232,368
Gross profit	281,113	255,089	204,191	111,066	116,804
Interest income	980	1,216	975	205	271
Finance cost	—	—	—	—	(5)
Profit before taxation	116,454	105,325	77,837	36,715	107,715
Income tax expense (note (c))	(16,738)	(15,896)	(10,833)	(4,840)	(16,494)
Net income (note (d))	99,716	89,429	67,004	31,875	91,221
Non-controlling interests	—	—	—	(36)	62
Net income attributable to the shareholders of equity investee	99,716	89,429	67,004	31,839	91,283

Notes:

(a)	In 2020, HBYS entered into an agreement with the government to return the land use right for a plot of land in Guangzhou to the government and recognized land compensation of RMB569.2 million (approximately US$86.1 million). In June 2021, HBYS received a completion confirmation from the government and became entitled to a land compensation bonus of RMB110.3 million (approximately US$17.0 million) and recorded a gain before tax of RMB106.8 million (approximately US$16.4 million) after deducting costs of RMB3.5 million (approximately US$0.6 million).
(b)	The summarized statement of operations for HBYS for the year ended December 31, 2021 includes the period when HBYS was the Group’s equity investee from January 1, 2021 to September 28, 2021, the completion date of the divestment. The Group has accounted for the investment in HBYS under the equity method up to September 28, 2021.
(c)	The main entity within the SHPL group has been granted the High and New Technology Enterprise (“HNTE”) status. Accordingly, the entity was eligible to use a preferential income tax rate of 15% for the years ended December 31, 2022, 2021 and 2020.
(d)	Net income is before elimination of unrealized profits on transactions with the Group. The amounts eliminated were approximately US$110,000, US$36,000 and nil for the years ended December 31, 2022, 2021 and 2020 respectively.

For the years ended December 31, 2022, 2021 and 2020, other equity investee had net income of approximately US$10,000 and US$41,000 and net losses of approximately US$194,000 respectively. In August 2022, the Group entered into an agreement with a third party (the “Buyer”) to sell its entire investment in other equity investee for cash consideration of RMB2.2 million (approximately US$324,000) with closing subject to regulatory approval in the PRC.

(iii)	Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	SHPL			HBYS
	2022	2021	2020	2021	2020

	(in US$’000)
Opening net assets after non-controlling interests as at January 1	145,741	152,714	146,759	119,424	44,541
Net income attributable to the shareholders of equity investee	99,716	89,429	67,004	31,839	91,283
Purchase of additional interests in a subsidiary of an equity investee (note)	—	—	—	—	(347)
Dividends declared	(87,436)	(99,744)	(72,179)	(106,159)	(20,756)
Other comprehensive (loss)/income	(16,588)	3,342	11,130	1,387	4,703
Closing net assets after non-controlling interests as at December 31	141,433	145,741	152,714	46,491	119,424
Group’s share of net assets	70,717	72,871	76,357	23,246	59,712
Goodwill	2,872	3,128	3,051	—	—
Elimination of unrealized profits on downstream sales	(128)	—	—	—	—
Divestment (Note 22)	—	—	—	(23,246)	—
Carrying amount of investments as at December 31	73,461	75,999	79,408	—	59,712

Note: During the year ended December 31, 2020, HBYS acquired an additional 30% interest in a subsidiary and after the acquisition, it became a wholly owned subsidiary of HBYS.

SHPL had the following capital commitments:

December 31,
2022
(in US$’000)
Property, plant and equipment
Contracted but not provided for	1,307

12. Accounts Payable

	December 31,
	2022	2021

	(in US$’000)
Accounts payable—third parties	68,193	39,115
Accounts payable—non-controlling shareholders of subsidiaries (Note 23(iv))	2,922	2,062
	71,115	41,177

Substantially all accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

An aging analysis based on the relevant invoice dates is as follows:

	December 31,
	2022	2021

	(in US$’000)
Not later than 3 months	60,553	35,615
Between 3 months to 6 months	7,216	3,705
Between 6 months to 1 year	2,137	588
Later than 1 year	1,209	1,269
	71,115	41,177

13. Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	December 31,
	2022	2021

	(in US$’000)
Accrued research and development expenses	156,134	116,134
Accrued salaries and benefits	42,442	41,786
Accrued capital expenditures	21,390	11,343
Accrued administrative and other general expenses	14,491	15,836
Accrued selling and marketing expenses	11,564	8,412
Deposits	3,616	2,111
Amounts due to related parties (Note 23(ii))	2,101	1,915
Deferred government grants	673	314
Others	12,210	12,988
	264,621	210,839

14. Bank Borrowings

Bank borrowings consisted of the following:

	December 31,
	2022	2021

	(in US$’000)
Current	—	26,905
Non-current	18,104	—

The weighted average interest rate for outstanding bank borrowings for the years ended December 31, 2022 and 2021 was 1.73% per annum and 1.08% per annum respectively. The carrying amounts of the Group’s outstanding bank borrowings as at December 31, 2022 and 2021 were denominated in RMB and HK$ respectively.

(i)	3-year term loan and revolving loan facilities and 1-year revolving loan facility

In May 2019, the Group through its subsidiary, entered into a facility agreement with a bank for the provision of unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The 3-year credit facilities included (i) a HK$210,000,000 (US$26,923,000) term loan facility and (ii) a HK$190,000,000 (US$24,359,000) revolving loan facility, both with an interest rate at the Hong Kong Interbank Offered Rate (“HIBOR”) plus 0.85% per annum, and an upfront fee of HK$819,000 (US$105,000) on the term loan. These credit facilities were guaranteed by the Company. The term loan was drawn in October 2019 and was repaid in May 2022. The revolving loan facility also expired in May 2022.

In May 2022, the Group through its subsidiary, entered into a 1-year revolving loan facility with the bank in the amount of HK$390,000,000 (US$50,000,000) with an interest rate at HIBOR plus 0.5% per annum. This credit facility is guaranteed by the Company. As at December 31, 2022, no amount was drawn from the revolving loan facility.

(ii)	10-year fixed asset loan facility

In October 2021, a subsidiary entered into a 10-year fixed asset loan facility agreement with a bank for the provision of a secured credit facility in the amount of RMB754,880,000 (US$108,393,000) with an annual interest rate at the 5-year China Loan Prime Rate less 0.8% (which was supplemented in June 2022) and interest payments commencing upon completion of the underlying construction in progress. This credit facility is guaranteed by the immediate holding company of the subsidiary and secured by the underlying leasehold land and buildings. As at December 31, 2022 and 2021, RMB126,083,000 (US$18,104,000) and nil were utilized from the fixed asset loan facility respectively, of which RMB769,000 (US$110,000) and nil were related to capitalized interest respectively.

(iii)	2-year revolving loan facility

In August 2020, the Group through its subsidiary, entered into a 2-year revolving loan facility with a bank in the amount of HK$117,000,000 (US$15,000,000) with an interest rate at HIBOR plus 4.5% per annum. This credit facility was guaranteed by the Company. The revolving loan facility expired in August 2022.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	December 31,
	2022	2021

	(in US$’000)
Not later than 1 year	—	26,923
Between 1 to 3 years	360	—
Between 3 to 4 years	839	—
Between 4 to 5 years	1,079	—
Later than 5 years	15,826	—
	18,104	26,923

As at December 31, 2022 and 2021, the Group had unutilized bank borrowing facilities of US$140,289,000 and US$157,430,000 respectively.

15. Commitments and Contingencies

The Group had the following capital commitments:

December 31,
2022
(in US$’000)
Property, plant and equipment
Contracted but not provided for	22,130

The Group does not have any other significant commitments or contingencies.

16. Ordinary Shares

As at December 31, 2022, the Company is authorized to issue 1,500,000,000 ordinary shares.

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

17. Share-based Compensation

(i)	Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on June 4, 2005 (as amended on March 21, 2007) and such scheme has a term of 10 years. It expired in 2016 and no further share options can be granted. Another share option scheme was conditionally adopted on April 24, 2015 (as amended on April 27, 2020) (the “Hutchmed Share Option Scheme”). Pursuant to the Hutchmed Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

As at December 31, 2022, the aggregate number of shares issuable under the Hutchmed Share Option Scheme was 48,611,458 ordinary shares and the aggregate number of shares issuable under the prior share option scheme which expired in 2016 was 660,570 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 635,224,660 ordinary shares.

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

A summary of the Company’s share option activity and related information is as follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	share	exercise price in	contractual life	intrinsic value
	options	US$ per share	(years)	(in US$’000)
Outstanding at January 1, 2020	19,432,560	4.48	6.67	24,316
Granted	15,437,080	4.66
Exercised	(480,780)	1.23
Cancelled	(4,486,200)	5.02
Expired	(741,670)	6.46
Outstanding at December 31, 2020	29,160,990	4.49	7.21	53,990
Granted	10,174,840	5.96
Exercised	(815,190)	3.01
Cancelled	(1,287,650)	5.50
Expired	(42,400)	5.52
Outstanding at December 31, 2021	37,190,590	4.88	7.04	82,377
Granted (note)	7,680,820	2.26
Exercised	(244,490)	1.98
Cancelled	(3,849,905)	5.19
Expired	(1,255,620)	5.66
Outstanding at December 31, 2022	39,521,395	4.34	6.55	11,525
Vested and exercisable at December 31, 2021	16,077,770	4.24	4.91	46,491
Vested and exercisable at December 31, 2022	21,113,285	4.57	4.80	6,288

Note: Includes 861,220 share options (represented by 172,244 ADS) granted to an executive director in May 2022 where the number of share options exercisable is subject to a performance target based on a market condition covering the 3-year period from 2022 to 2024 which has been reflected in estimating the grant date fair value. The grant date fair value of such awards is US$0.24 per share using the Polynomial model. Vesting of such award will occur in March 2025.

In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Year Ended December 31,
	2022	2021	2020
Weighted average grant date fair value of share options (in US$ per share)	0.85	2.24	1.76
Significant inputs into the valuation model (weighted average):
Exercise price (in US$ per share)	2.26	5.96	4.66
Share price at effective date of grant (in US$ per share)	2.22	5.91	4.66
Expected volatility (note (a))	46.7%	41.1%	42.6%
Risk-free interest rate (note (b))	2.98%	1.62%	0.59%
Contractual life of share options (in years)	10	10	10
Expected dividend yield (note (c))	0%	0%	0%

Notes:

(a)	The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.
(b)	For share options exercisable into ADS, the risk-free interest rates reference the U.S. Treasury yield curves because the Company’s ADS are currently listed on the NASDAQ and denominated in US$. For share options exercisable into ordinary shares, the risk-free interest rates reference the sovereign yield of the United Kingdom because the Company’s ordinary shares are currently listed on AIM and denominated in £.
(c)	The Company has not declared or paid any dividends and does not currently expect to do so prior to the exercise of the granted share options, and therefore uses an expected dividend yield of zero in the Polynomial model.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Cash received from share option exercises	174	2,452	593
Total intrinsic value of share option exercises	92	2,999	2,475

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Research and development expenses	4,803	8,460	4,061
Selling and administrative expenses	1,803	7,783	4,586
Cost of revenues	130	122	90
	6,736	16,365	8,737

As at December 31, 2022, the total unrecognized compensation cost was US$10,907,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 2.63 years.

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

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, financings, revenues, net profit after taxes and the achievement of clinical and regulatory milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

Upon the determination date, the Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital. If the performance target is not achieved, no Awarded Shares of the Company will be purchased and the amount previously recorded in the liability will be reversed through share-based compensation expense.

Granted awards under the LTIP are as follows:

	Maximum cash amount	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date
April 20, 2020	5.3	2019	note (a)
April 20, 2020	37.4	2020	note (b)
April 20, 2020	1.9	note (c)	note (c)
April 20, 2020	0.2	note (d)	note (d)
August 12, 2020	2.1	2020	note (b)
August 12, 2020	0.3	note (c)	note (c)
March 26, 2021	57.3	2021	note (b)
September 1, 2021	7.3	2021	note (b)
September 1, 2021	0.5	note (c)	note (c)
October 20, 2021	1.7	note (c)	note (c)
December 14, 2021	0.1	note (c)	note (c)
December 14, 2021	0.1	note (d)	note (d)
May 23, 2022	60.4	2022	note (b)
September 13, 2022	3.8	2022	note (b)
September 13, 2022	1.7	note (c)	note (c)

Notes:

(a)	This award does not stipulate performance targets and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.
(b)	The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.
(c)	This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.
(d)	This award does not stipulate performance targets and will be vested on the first anniversary of the date of grant.

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

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in the form of ordinary shares or ADS of the Company) held by the Trustee were as follows:

	Number of	Cost
	treasury shares	(in US$’000)
As at January 1, 2020	941,310	6,079
Purchased	3,281,920	12,904
Vested	(712,555)	(4,828)
As at December 31, 2020	3,510,675	14,155
Purchased	4,907,045	27,309
Vested	(278,545)	(1,450)
As at December 31, 2021	8,139,175	40,014
Purchased	14,028,465	48,084
Vested	(2,566,265)	(12,034)
As at December 31, 2022	19,601,375	76,064

Based on the estimated achievement of performance conditions for 2022 financial year LTIP awards, the determined monetary amount was US$17,429,000 which is recognized to share-based compensation expense over the requisite vesting period to March 2025.

For the years ended December 31, 2022, 2021 and 2020, US$19,031,000, US$6,618,000 and US$7,038,000 of the LTIP awards were forfeited respectively based on the determined or estimated monetary amount as at the forfeiture date.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Research and development expenses	16,101	16,880	7,252
Selling and administrative expenses	7,376	8,451	3,552
Cost of revenues	373	294	101
	23,850	25,625	10,905
Recorded with a corresponding credit to:
Liability	6,216	14,263	7,778
Additional paid-in capital	17,634	11,362	3,127
	23,850	25,625	10,905

For the years ended December 31, 2022, 2021 and 2020, US$15,351,000, US$8,516,000 and US$4,092,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2022 and 2021, US$3,701,000 and US$12,836,000 were recorded as liabilities respectively for LTIP awards prior to the determination date.

As at December 31, 2022, the total unrecognized compensation cost was approximately US$34,668,000, which considers expected performance targets and the amounts expected to vest, and will be recognized over the requisite periods.

18. Revenues

The following table presents disaggregated revenue, with sales of goods recognized at a point-in-time and provision of services recognized over time:

	Year Ended December 31, 2022
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Goods—Marketed Products	57,057	—	57,057
Goods—Distribution	—	262,565	262,565
Services —Commercialization—Marketed Products	41,275	—	41,275
—Collaboration Research and Development	23,741	—	23,741
—Research and Development	507	—	507
Royalties	26,310	—	26,310
Licensing	14,954	—	14,954
	163,844	262,565	426,409

Third parties	163,337	257,272	420,609
Related parties (Note 23(i))	507	5,293	5,800
	163,844	262,565	426,409

	Year Ended December 31, 2021
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Goods—Marketed Products	33,937	—	33,937
Goods—Distribution	—	236,518	236,518
Services —Commercialization—Marketed Products	27,428	—	27,428
—Collaboration Research and Development	18,995	—	18,995
—Research and Development	525	—	525
Royalties	15,064	—	15,064
Licensing	23,661	—	23,661
	119,610	236,518	356,128

Third parties	119,085	232,262	351,347
Related parties (Note 23(i))	525	4,256	4,781
	119,610	236,518	356,128

	Year Ended December 31, 2020
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Goods—Marketed Products	11,329	—	11,329
Goods—Distribution	—	197,761	197,761
Services —Commercialization—Marketed Products	3,734	—	3,734
—Collaboration Research and Development	9,771	—	9,771
—Research and Development	491	—	491
Royalties	4,890	—	4,890
	30,215	197,761	227,976

Third parties	29,724	192,277	222,001
Related parties (Note 23(i))	491	5,484	5,975
	30,215	197,761	227,976

The following table presents liability balances from contracts with customers:

	December 31,
	2022	2021

	(in US$’000)
Deferred revenue
Current—Oncology/Immunology segment (note (a))	11,817	11,078
Current—Other Ventures segment (note (b))	1,530	1,196
	13,347	12,274
Non-current—Oncology/Immunology segment (note (a))	190	878
Total deferred revenue (note (c) and (d))	13,537	13,152

Notes:

(a)	Oncology/Immunology segment deferred revenue relates to invoiced amounts for royalties where the customer has not yet completed the in-market sale, unamortized upfront and milestone payments and advance consideration received for cost reimbursements which are attributed to research and development services that have not yet been rendered as at the reporting date.
(b)	Other Ventures segment deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.
(c)	Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

	December 31,
	2022	2021

	(in US$’000)
Not later than 1 year	13,347	12,274
Between 1 to 2 years	150	476
Between 2 to 3 years	40	255
Between 3 to 4 years	—	147
	13,537	13,152

(d)	As at January 1, 2022, deferred revenue was US$13.2 million, of which US$11.8 million was recognized during the year ended December 31, 2022.

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

Upfront and cumulative milestone payments according to the Lilly Agreement received up to December 31, 2022 are summarized as follows:

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

Revenue recognized under the Lilly Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Goods—Marketed Products	14,407	15,792	11,329
Services—Commercialization—Marketed Products	41,275	27,428	3,734
—Collaboration Research and Development	8,054	4,491	1,991
Royalties	13,954	10,292	4,890
	77,690	58,003	21,944

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

Upfront and cumulative milestone payments according to the AZ Agreement received up to December 31, 2022 are summarized as follows:

(in US$’000)
Upfront payment	20,000
Development milestone payments achieved	40,000
First-sale milestone payment achieved	25,000

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

Revenue recognized under the AZ Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Goods—Marketed Products	9,904	6,509	—
Services—Collaboration Research and Development	14,467	14,113	7,780
Royalties	12,356	4,772	—
Licensing	14,954	23,661	—
	51,681	49,055	7,780

19. In-Licensing arrangement

On August 7, 2021, the Group and Epizyme, Inc. (“Epizyme”) entered into a license agreement (the “In-license Agreement”) for tazemetostat, a novel inhibitor of EZH2 that is approved by the U.S. Food and Drug Administration for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma. The Group will be responsible for the development and commercialization of tazemetostat in the PRC, Hong Kong, Macau and Taiwan (the “Territory”) and also holds rights to manufacture tazemetostat for the Territory. The Group also received a 4-year warrant, exercisable up to August 7, 2025, to purchase up to 5,653,000 shares of Epizyme common stock for an exercise price of US$11.50 per share (“Warrant Exercise Price”).

Under the terms of the In-license Agreement and warrant, the Group paid Epizyme a US$25 million upfront payment and is obligated for a series of success-based payments up to US$110 million in development and regulatory milestones and up to US$175 million in sales milestones. Success-based payments are recognized when the related milestone is achieved. After tazemetostat is commercialized in the Territory, the Group will incur tiered royalties based on net sales. For the year ended December 31, 2022, US$5.0 million development milestone was paid and expensed to research and development expenses as in-process research and development.

The US$25 million upfront payment was first allocated to the warrant for its initial fair value of US$15 million, and the remainder was allocated to the rights to tazemetostat which were expensed to research and development expense as in-process research and development.

The warrant was recorded as a financial asset at fair value with changes to fair value recognized to the consolidated statements of operations. On August 12, 2022, a third party announced that it has acquired all outstanding shares of Epizyme under a definitive merger agreement. Consequently, the warrant was deemed expired under the terms of the In-license Agreement and warrant. For the years ended December 31, 2022 and 2021, fair value losses of US$2.5 million and US$12.5 million were recognized to other expense in the consolidated statements of operations respectively.

20. Research and Development Expenses

Research and development expenses are summarized as follows:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Clinical trial related costs	255,935	190,051	105,869
Personnel compensation and related costs	119,306	91,639	63,542
Other research and development expenses	11,652	17,396	5,365
	386,893	299,086	174,776

The Group has entered into multiple collaborative arrangements under ASC 808 to evaluate the combination of the Group’s drug compounds with the collaboration partners’ drug compounds. For the years ended December 31, 2022, 2021 and 2020, the Group has incurred research and development expenses of US$14,654,000, US$18,408,000 and US$8,291,000 respectively, related to such collaborative arrangements.

21. Government Grants

Government grants in the Oncology/Immunology segment are primarily given in support of the construction of a manufacturing plant in Shanghai and R&D activities which are conditional upon i) the Group spending a predetermined amount, regardless of success or failure of the research and development projects and/or ii) the achievement of certain stages of research and development projects being approved by the relevant PRC government authority. They are refundable to the government if the conditions, if any, are not met. Government grants in the Other Ventures segment are primarily given to promote local initiatives. These government grants may be subject to ongoing reporting and monitoring by the government over the period of the grant.

Government grants, which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate, are recognized in other payables, accruals and advance receipts (Note 13) and other non-current liabilities. For the years ended December 31, 2022, 2021 and 2020, the Group received government grants of US$8,474,000, US$9,095,000 and US$4,724,000 respectively.

Government grants were recognized in the consolidated statements of operations as follows:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Research and development expenses	4,556	15,515	1,607
Other income	1,434	318	539
	5,990	15,833	2,146

22. Gain on divestment of an equity investee

In March 2021, the Group entered into a sale and purchase agreement (the “SPA”) with a third party to sell its entire investment in HBYS with closing subject to regulatory approval in the PRC. On September 28, 2021, the Group completed the divestment for cash consideration of US$159.1 million.

On May 13, 2021 and September 23, 2021, HBYS had declared dividends to shareholders of US$46.5 million and US$59.7 million respectively which were related to prior year undistributed profits and distributions of a land bonus payment. Based on the SPA, the Group is entitled to a portion of such dividends and the third party will settle these amounts, net of taxes, after HBYS completes the distribution. As at December 31, 2022 and 2021, US$26.2 million and US$46.4 million of dividend receivables, net of taxes, from the third party was recorded respectively in other receivables, prepayments and deposits (Note 7).

In addition, the Group and Hutchison Whampoa Enterprises Limited, an affiliate of CK Hutchison Holdings Limited (“CK Hutchison”), entered into a license agreement on June 15, 2021, conditional upon the completion of the divestment, to grant a continuing right to use the “Hutchison Whampoa” brand by HBYS for 10 years at HK$12 million (approximately US$1.5 million) per year with aggregate amounts not to exceed HK$120 million (approximately US$15.4 million). On September 28, 2021, the Group recorded the present value of future branding liability payments of US$12.7 million. As at December 31, 2022 and 2021, US$1.5 million was included in amounts due to related parties (Note 23(ii)) and US$8.7 million and US$9.8 million were included in other non-current liabilities respectively.

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

23. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)	Transactions with related parties:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison	3,610	4,256	5,484
An equity investee	1,683	—	—
	5,293	4,256	5,484
Revenue from research and development services from:
An equity investee	507	525	491
Purchases from:
Equity investees	4,231	3,770	3,347
Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	227	350	332
An equity investee	127	—	—
	354	350	332
Rendering of management services from:
An indirect subsidiary of CK Hutchison	980	971	955
Entered brand license agreement with:
An indirect subsidiary of CK Hutchison (note (a))	—	12,721	—

(ii)	Balances with related parties included in:

	December 31,
	2022	2021

	(in US$’000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (b))	1,319	1,166
An equity investee (note (b))	2,198	—
	3,517	1,166
Other receivables, prepayments and deposits
An equity investee (note (b))	998	1,149
Other payables, accruals and advance receipts
Indirect subsidiaries of CK Hutchison (note (c) and (e))	1,953	1,915
An equity investee (note (b) and (d))	148	—
	2,101	1,915
Other non-current liabilities
An equity investee (note (d))	755	736
An indirect subsidiary of CK Hutchison (note (e))	8,716	9,766
	9,471	10,502

Notes:

(a)	The branding rights for HBYS from an indirect subsidiary of CK Hutchison were recognized in the consolidated statements of operations through the gain on divestment of an equity investee (Note 22). For the years ended December 31, 2022 and 2021, the Group paid US$1,538,000 for each of the two years.
(b)	Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.
(c)	Amounts due to indirect subsidiaries of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.
(d)	Other deferred income represents amounts recognized from granting of commercial, promotion and marketing rights.

(e)	As at December 31, 2022 and 2021, a branding liability payable of US$1,538,000 was included in amounts due to related parties under other payables, accruals and advance receipts. As at December 31, 2022 and 2021, US$8,716,000 and US$9,766,000 of the branding liability payable was included in other non-current liabilities.

(iii)	Transactions with non-controlling shareholders of subsidiaries:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Sales	47,611	41,974	36,500
Purchases	7,936	10,660	13,936
Dividends declared	25,600	9,894	1,462

(iv)	Balances with non-controlling shareholders of subsidiaries included in:

	December 31,
	2022	2021

	(in US$’000)
Accounts receivable	11,139	8,436
Accounts payable	2,922	2,062

24. Income Taxes

(i)	Income tax (benefit)/expense

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Current tax
HK (note (a))	301	310	457
PRC (note (b) and (c))	2,580	15,909	872
U.S. and others (note (d))	399	417	219
Total current tax	3,280	16,636	1,548
Deferred income tax (benefit)/expense	(3,563)	(4,718)	3,281
Income tax (benefit)/ expense	(283)	11,918	4,829

Notes:

(a)	The Company, three subsidiaries incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax. Under the Hong Kong two-tiered profits tax rates regime, the first HK$2.0 million (US$0.3 million) of assessable profits of qualifying corporations will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong profits tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.
(b)	Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in each entity. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for a preferential tax rate of 15% for companies which qualify as HNTE. HUTCHMED Limited and its wholly-owned subsidiary HUTCHMED (Suzhou) Limited qualify as a HNTE up to December 31, 2022 and 2023 respectively.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the equity investees of the Company are Hong Kong incorporated companies and Hong Kong tax residents, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at December 31, 2022, 2021 and 2020, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the equity investees operating in the PRC will be distributed as dividends.

Pursuant to PRC Bulletin on Issues of Enterprise Income Tax and Indirect Transfers of Assets by Non-PRC Resident Enterprises, an indirect transfer of a PRC resident enterprise by a non-PRC resident enterprise, via the transfer of an offshore intermediate holding company, shall be subject to PRC withholding tax under certain conditions.

(c)

Current tax in the PRC for the year ended December 31, 2021 includes US$ 14.4 million arising from the indirect disposal of HBYS (Note 22), calculated at 10% of the excess of the disposal proceeds over the cost of acquiring the equity investment in HBYS.

(d)

The Company’s subsidiary in the U.S. with operations primarily in New Jersey is subject to U.S. taxes, primarily federal and state taxes, which have been provided for at approximately 21% (federal) and 0% to 11.5% (state tax) on the estimated assessable profit over the reporting years. Certain income receivable by the Company is subject to U.S. withholding tax of 30%. Two of the Group’s subsidiaries are subject to corporate tax in the UK and EU countries at 19% and 15% to 25%, respectively, on the estimated assessable profits in relation to their presence in these countries.

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s loss before income taxes and equity in earnings of equity investees is as follows:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Loss before income taxes and equity in earnings of equity investees	(410,422)	(215,740)	(189,734)
Tax calculated at the statutory tax rate of the Company	(67,720)	(35,597)	(31,306)
Tax effects of:
Different tax rates applicable in different jurisdictions	6,316	136	4,025
Tax valuation allowance	93,243	63,975	46,321
Preferential tax rate difference	(171)	(148)	(154)
Preferential tax deduction and credits	(40,791)	(29,838)	(18,814)
Expenses not deductible for tax purposes	8,886	8,684	3,476
Withholding tax on undistributed earnings of PRC entities	2,492	3,153	3,962
Others	(2,538)	1,553	(2,681)
Income tax (benefit)/expense	(283)	11,918	4,829

(ii)	Deferred tax assets and liabilities

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2022	2021

	(in US$’000)
Deferred tax assets
Cumulative tax losses	264,751	186,832
Others	15,254	12,269
Total deferred tax assets	280,005	199,101
Less: Valuation allowance	(264,639)	(189,700)
Deferred tax assets	15,366	9,401
Deferred tax liabilities
Undistributed earnings from PRC entities	2,686	2,720
Others	24	45
Deferred tax liabilities	2,710	2,765

The movements in deferred tax assets and liabilities are as follows:

	2022	2021	2020

	(in US$’000)
As at January 1	6,636	(3,548)	(2,343)
Utilization of previously recognized withholding tax on undistributed earnings	2,186	5,148	2,323
(Charged)/Credited to the consolidated statements of operations
Withholding tax on undistributed earnings of PRC entities	(2,492)	(3,153)	(3,962)
Deferred tax on amortization of intangible assets	19	19	18
Deferred tax on temporary differences, tax loss carried forward and research tax credits	6,036	7,852	663
Divestment of an equity investee	—	370	—
Exchange differences	271	(52)	(247)
As at December 31	12,656	6,636	(3,548)

The deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

The cumulative tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2022	2021

	(in US$’000)
No expiry date	71,325	60,450
2022	—	200
2023	—	—
2024	3,763	4,099
2025	36,098	39,321
2026	48,150	52,452
2027	61,808	67,217
2028	107,297	117,376
2029	175,853	191,554
2030	243,918	265,696
2031	389,761	432,278
2032	610,800	—
	1,748,773	1,230,643

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

A U.S. subsidiary of the Company has approximately US$3.9 million and US$1.2 million U.S. Federal and New Jersey state research tax credits which will expire between 2041 and 2042 (Federal) and 2028 and 2029 (New Jersey) respectively, if not utilized.

The table below summarizes changes in the deferred tax valuation allowance:

	2022	2021	2020

	(in US$’000)
As at January 1	189,700	122,378	69,399
Charged to consolidated statements of operations	93,243	63,975	46,321
Utilization of previously unrecognized tax losses	(1)	(186)	(114)
Write-off of tax losses	(125)	—	—
Others	—	(9)	—
Exchange differences	(18,178)	3,542	6,772
As at December 31	264,639	189,700	122,378

As at December 31, 2022, 2021 and 2020, the Group did not have any material unrecognized uncertain tax positions.

(iii)	Income tax payable

	2022	2021	2020

	(in US$’000)
As at January 1	15,546	1,120	1,828
Current tax	3,280	16,636	1,548
Withholding tax upon dividend declaration from PRC entities	2,186	5,148	2,323
Tax paid (note)	(18,891)	(5,014)	(5,940)
Reclassification from non-current withholding tax	—	—	812
Reclassification (from)/to prepaid tax	(241)	25	485
Divestment of an equity investee (Note 22)	—	(2,644)	—
Exchange difference	(768)	275	64
As at December 31	1,112	15,546	1,120

Note: The amount for 2022 includes US$14.4 million capital gain tax paid for gain on divestment of HBYS (Note 22). The amount for 2020 is net of the PRC Enterprise Income Tax refund of US$0.4 million received by HSPL.

25. Losses Per Share

(i)	Basic losses per share

Basic losses per share is calculated by dividing the net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year.

	Year Ended December 31,
	2022	2021	2020
Weighted average number of outstanding ordinary shares in issue	847,143,540	792,684,524	697,931,437
Net loss attributable to the Company (US$’000)	(360,835)	(194,648)	(125,730)
Losses per share attributable to the Company (US$ per share)	(0.43)	(0.25)	(0.18)

(ii)	Diluted losses per share

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

For the years ended December 31, 2022, 2021 and 2020, the share options, LTIP awards and warrants issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect. Therefore, diluted losses per share were equal to basic losses per share for the years ended December 31, 2022, 2021 and 2020.

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
(b)	Marketed Products: comprises the sales, marketing, manufacture and distribution of drugs developed from research and development activities.
(ii)	Other Ventures: comprises other commercial businesses which include the sales, marketing, manufacture and distribution of other prescription drugs and consumer health products.

The performance of the reportable segments is assessed based on segment net (loss)/income attributable to the Company.

The segment information is as follows:

	Year Ended December 31, 2022
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	39,202	—	39,202	124,642	163,844	262,565	—	426,409
Interest income	674	4	678	—	678	272	8,649	9,599
Interest expense	—	—	—	—	—	—	(652)	(652)
Equity in earnings of equity investees, net of tax	5	—	5	—	5	49,748	—	49,753
Income tax (expense)/benefit	(552)	6,053	5,501	(631)	4,870	(1,345)	(3,242)	283
Net (loss)/income attributable to the Company	(215,834)	(186,945)	(402,779)	17,367	(385,412)	54,604	(30,027)	(360,835)
Depreciation/amortization	(7,576)	(484)	(8,060)	—	(8,060)	(299)	(305)	(8,664)
Additions to non-current assets (other than financial instruments and deferred tax assets)	47,563	725	48,288	—	48,288	664	21	48,973

	December 31, 2022
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	221,337	30,281	251,618	45,984	297,602	235,500	496,343	1,029,445
Property, plant and equipment	72,775	2,103	74,878	—	74,878	735	334	75,947
Right-of-use assets	3,350	3,167	6,517	—	6,517	1,308	897	8,722
Leasehold land	11,830	—	11,830	—	11,830	—	—	11,830
Goodwill	—	—	—	—	—	3,137	—	3,137
Other intangible asset	—	—	—	—	—	85	—	85
Investments in equity investees	316	—	316	—	316	73,461	—	73,777

	Year Ended December 31, 2021
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	43,181	—	43,181	76,429	119,610	236,518	—	356,128
Interest income	809	3	812	—	812	282	982	2,076
Interest expense	—	—	—	—	—	—	(592)	(592)
Equity in earnings of equity investees, net of tax	20	—	20	—	20	60,597	—	60,617
Income tax benefit/(expense)	22	7,160	7,182	(1,320)	5,862	(14,573)	(3,207)	(11,918)
Net (loss)/income attributable to the Company	(143,528)	(152,235)	(295,763)	4,032	(291,731)	142,890	(45,807)	(194,648)
Depreciation/amortization	(6,436)	(197)	(6,633)	—	(6,633)	(318)	(239)	(7,190)
Additions to non-current assets (other than financial instruments and deferred tax assets)	25,295	4,321	29,616	—	29,616	1,056	327	30,999

	December 31, 2021
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	166,802	19,870	186,672	35,978	222,650	225,898	924,113	1,372,661
Property, plant and equipment	38,049	1,862	39,911	—	39,911	746	618	41,275
Right-of-use assets	4,798	3,768	8,566	—	8,566	1,827	1,486	11,879
Leasehold land	13,169	—	13,169	—	13,169	—	—	13,169
Goodwill	—	—	—	—	—	3,380	—	3,380
Other intangible asset	—	—	—	—	—	163	—	163
Investments in equity investees	480	—	480	—	480	75,999	—	76,479

	Year Ended December 31, 2020
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	10,262	—	10,262	19,953	30,215	197,761	—	227,976
Interest income	461	—	461	—	461	167	2,608	3,236
Interest expense	—	—	—	—	—	—	(787)	(787)
Equity in earnings of equity investees, net of tax	(97)	—	(97)	—	(97)	79,143	—	79,046
Income tax (expense)/benefit	(402)	642	240	(167)	73	(824)	(4,078)	(4,829)
Net (loss)/income attributable to the Company	(120,096)	(62,683)	(182,779)	7,282	(175,497)	72,785	(23,018)	(125,730)
Depreciation/amortization	(5,458)	(119)	(5,577)	—	(5,577)	(292)	(192)	(6,061)
Additions to non-current assets (other than financial instruments and deferred tax assets)	22,574	754	23,328	—	23,328	817	1,090	25,235

Revenue from external customers is after elimination of inter-segment sales. Sales between segments are carried out at mutually agreed terms. The amounts eliminated attributable to sales between PRC and U.S. and others under Oncology/Immunology segment were US$55,433,000, US$46,891,000, and US$19,230,000 for the years ended December 31, 2022, 2021, and 2020 respectively.

A summary of customers which accounted for over 10% of the Group’s revenue for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Customer A	75,606	56,082	(note)
Customer B	51,681	49,055	(note)
Customer C	47,611	41,974	36,500
Customer D	(note)	(note)	25,993

Note: Customer did not account for over 10% of the Group’s revenue during the year.

Customer A and B are included in Oncology/Immunology and Customer C and D are primarily included in Other Ventures.

Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

27. Note to Consolidated Statements of Cash Flows

Reconciliation of net loss for the year to net cash used in operating activities:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Net loss	(360,386)	(167,041)	(115,517)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	8,664	7,190	6,061
Amortization of finance costs	18	44	43
Loss on disposals of property, plant and equipment	111	70	85
Provision for excess and obsolete inventories	293	(23)	65
Provision for credit losses, net	43	(76)	77
Share-based compensation expense—share options	6,736	16,365	8,737
Share-based compensation expense—LTIP	23,850	25,625	10,905
Equity in earnings of equity investees, net of tax	(49,753)	(60,617)	(79,046)
Dividends received from SHPL and HBYS	43,718	49,872	86,708
Impairment of investment in other equity investee	130	—	—
Changes in right-of-use assets	2,721	(3,727)	(2,197)
Fair value losses on warrant	2,452	12,548	—
Gain from divestment of HBYS	—	(121,310)	—
Unrealized currency translation loss/(gain)	13,274	(2,505)	(6,149)
Changes in income tax balances	(19,174)	6,904	(1,111)
Changes in working capital
Accounts receivable	(14,451)	(35,634)	(4,693)
Other receivables, prepayments and deposits	12,072	(5,758)	(9,602)
Inventories	(21,213)	(16,002)	(3,623)
Accounts payable	29,938	9,565	7,651
Other payables, accruals and advance receipts	52,629	66,224	37,472
Lease liabilities	(2,701)	3,079	2,258
Deferred revenue	386	11,071	(158)
Other	2,044	(87)	(32)
Total changes in working capital	58,704	32,458	29,273
Net cash used in operating activities	(268,599)	(204,223)	(62,066)

28. Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the periods in which the unfavorable outcome occurs, and potentially in future periods.

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to seek damages. On October 21, 2021 (and a decision on costs and interest in December 2021), the Group was awarded an amount of RMB253.2 million (equivalent to US$36.4 million) with interest of 5.5% per annum from the date of the award until payment and recovery of costs of approximately US$2.2 million (collectively the “Award”). On June 27, 2022, Luye provided the Group a bank guarantee of up to RMB286.0 million to cover the Award amounts, pending the outcome of an application by Luye to the High Court of Hong Kong to set aside the Award. On July 26, 2022, Luye’s application to set aside the Award was dismissed by the High Court with costs awarded in favor of the Group. On October 7, 2022, Luye filed a Notice of Appeal to the Court of Appeal regarding the dismissal and the notice was accepted on November 8, 2022. A Court of Appeal hearing date has been set for June 2023. The legal proceedings are ongoing, no Award amounts have been received as at the issuance date of these consolidated financial statements and no Award amounts have been recognized and no adjustment has been made to Seroquel-related balances as at December 31, 2022. Such Seroquel-related balances include accounts receivable, long-term prepayment, accounts payable and other payables of US$1.1 million, US$0.5 million, US$0.9 million and US$1.2 million respectively.

29. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries in the PRC are required to make certain appropriations of net after-tax profits or increases in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$0.1 million and US$0.1 million as at December 31, 2022 and 2021 respectively, which excludes the Company’s subsidiaries with a shareholders’ deficit. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company’s subsidiaries in the PRC due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

In addition, the Group has certain investments in equity investees in the PRC, where the Group’s equity in undistributed earnings amounted to US$53.7 million and US$54.4 million as at December 31, 2022 and 2021 respectively.

30. Subsequent Events

The Group evaluated subsequent events through February 28, 2023, which is the date when the consolidated financial statements were issued.

On January 23, 2023, the Group and Takeda Pharmaceuticals International AG (“Takeda”) entered into an exclusive out-licensing agreement (the “Agreement”) to further the global development, commercialization and manufacturing of Fruquintinib outside Mainland China, Hong Kong and Macau. The Group will receive up to US$1,130.0 million from Takeda, including upfront payments of US$400.0 million upon closing of the Agreement, as well as potential regulatory, development and commercial sales milestone payments, plus royalties on net sales.

SHANGHAI HUTCHISON

PHARMACEUTICALS LIMITED

Report of Independent Auditors

To the Board of Directors of Shanghai Hutchison Pharmaceuticals Limited

Opinion

We have audited the accompanying consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2022 and 2021, and the related consolidated income statements, consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern for at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statement

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

February 28, 2023

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Income Statements

(in US$’000)

		Year Ended December 31,
	Note	2022	2021	2020
Revenue	5	370,600	332,648	276,354
Cost of sales		(89,487)	(77,559)	(72,163)
Gross profit		281,113	255,089	204,191
Selling expenses		(144,979)	(131,821)	(111,892)
Administrative expenses		(21,727)	(22,627)	(17,907)
Other net operating income	6	2,126	4,759	3,473
Operating profit	7	116,533	105,400	77,865
Finance costs	15	(112)	(116)	(12)
Profit before taxation		116,421	105,284	77,853
Taxation charge	8	(16,738)	(15,896)	(10,833)
Profit for the year		99,683	89,388	67,020

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Comprehensive Income

(in US$’000)

	Year Ended December 31,
	2022	2021	2020
Profit for the year	99,683	89,388	67,020
Other comprehensive (loss)/income that has been or may be reclassified subsequently to profit or loss:
Exchange translation differences	(16,581)	3,341	11,129
Total comprehensive income	83,102	92,729	78,149

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Financial Position

(in US$’000)

		December 31,
	Note	2022	2021
Assets
Current assets
Cash and cash equivalents	10	33,923	50,038
Trade and bills receivables	11	21,856	17,482
Other receivables, prepayments and deposits	12	3,672	3,350
Inventories	13	154,816	119,390
Total current assets		214,267	190,260
Property, plant and equipment	14	62,831	73,650
Right-of-use assets	15	1,717	2,445
Leasehold land		6,291	7,025
Other intangible assets		823	722
Deferred tax assets	16	8,327	7,715
Total assets		294,256	281,817
Liabilities and shareholders’ equity
Current liabilities
Trade payables	17	23,095	12,411
Other payables, accruals and advance receipts	18	121,354	111,793
Current tax liabilities	19	2,791	4,089
Lease liabilities	15	712	700
Total current liabilities		147,952	128,993
Deferred income		3,585	4,983
Lease liabilities	15	1,360	2,148
Total liabilities		152,897	136,124
Shareholders’ equity
Share capital		33,382	33,382
Reserves		107,977	112,311
Total shareholders’ equity		141,359	145,693
Total liabilities and shareholders’ equity		294,256	281,817

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Changes in Equity

(in US$’000)

	Share	Exchange	General	Retained	Total
	capital	reserve	reserves	earnings	equity
As at January 1, 2020	33,382	(8,524)	984	120,896	146,738
Profit for the year	—	—	—	67,020	67,020
Other comprehensive income
Exchange translation differences	—	11,129	—	—	11,129
Total comprehensive income	—	11,129	—	67,020	78,149
Transfer between reserves	—	—	14	(14)	—
Dividends declared to shareholders	—	—	—	(72,179)	(72,179)
As at December 31, 2020	33,382	2,605	998	115,723	152,708
Profit for the year	—	—	—	89,388	89,388
Other comprehensive income
Exchange translation differences	—	3,341	—	—	3,341
Total comprehensive income	—	3,341	—	89,388	92,729
Transfer between reserves	—	—	31	(31)	—
Dividends declared to shareholders	—	—	—	(99,744)	(99,744)
As at December 31, 2021	33,382	5,946	1,029	105,336	145,693
Profit for the year	—	—	—	99,683	99,683
Other comprehensive loss
Exchange translation differences	—	(16,581)	—	—	(16,581)
Total comprehensive (loss)/income	—	(16,581)	—	99,683	83,102
Transfer between reserves	—	—	14	(14)	—
Dividends declared to shareholders	—	—	—	(87,436)	(87,436)
As at December 31, 2022	33,382	(10,635)	1,043	117,569	141,359

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Year Ended December 31,
	Note	2022	2021	2020
Operating activities
Net cash generated from operations	20	96,270	93,970	112,609
Interest received		1,219	1,116	912
Income tax paid	19	(19,003)	(15,976)	(10,232)
Net cash generated from operating activities		78,486	79,110	103,289
Investing activities
Purchase of property, plant and equipment		(1,865)	(3,362)	(2,437)
Purchase of intangible asset		(410)	—	—
Proceeds from disposal of property, plant and equipment		20	32	63
Net cash used in investing activities		(2,255)	(3,330)	(2,374)
Financing activities
Dividends paid to shareholders		(87,436)	(99,744)	(72,179)
Lease payments	15	(809)	(303)	(474)
Net cash used in financing activities		(88,245)	(100,047)	(72,653)
Net (decrease)/increase in cash and cash equivalents		(12,014)	(24,267)	28,262
Effect of exchange rate changes on cash and cash equivalents		(4,101)	1,827	2,972
		(16,115)	(22,440)	31,234
Cash and cash equivalents
Cash and cash equivalents at beginning of year		50,038	72,478	41,244
Cash and cash equivalents at end of year		33,923	50,038	72,478

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

The Company was incorporated in the PRC on April 30, 2001 as a Chinese-Foreign Equity joint venture. The Company is jointly controlled by Shanghai HUTCHMED Investment (HK) Limited (“SHHCMI(HK)L”) and Shanghai Traditional Chinese Medicine Co., Ltd (“SHTCML”).

These consolidated financial statements are presented in United States dollars (“US$”), unless otherwise stated and have been approved for issue by the Company’s Board of Directors on February 28, 2023.

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

During the year, the Group has adopted all of the new and revised standards, amendments and interpretations issued by the IASB that are relevant to the Group’s operations and mandatory for annual periods beginning January 1, 2022. The adoption of these new and revised standards, amendments and interpretations did not have any material effects on the Group’s results of operations or financial position.

The following standards, amendments and interpretations were issued but not yet effective for the financial year ended December 31, 2022 and have not been early adopted by the Group:

Amendments to IAS 1 and IFRS Practice Statement 2(1)	Disclosure Initiative—Accounting Policies
IAS 8 (Amendments)(1)	Definition of Accounting Estimates
IAS 12 (Amendments)(1)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
IFRS 17(1)	Insurance Contracts
IAS 1 (Amendments)(2)	Classification of Liabilities as Current or Non-current
IAS 1 (Amendments)(2)	Non-current Liabilities with Covenants
IFRS 16(2)	Lease Liability in a Sale and Leaseback
IFRS 10 and IAS 28 (Amendments)(3)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

(1)Effective for the Group for annual periods beginning on or after January 1, 2023.

(2)Effective for the Group for annual periods beginning on or after January 1, 2024.

(3)Effective date to be determined by the IASB.

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

(f)   Other Intangible Assets

The Group’s other intangible asset represents promotion and marketing rights. Other intangible asset has a definite useful life and is carried at historical cost less accumulated amortization and accumulated impairment losses, if any. Amortization is calculated using the straight-line method to allocate its cost over its estimated useful life of five to ten years.

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

(j)   Trade and Other Receivables

Trade and other receivables are recognized initially at the amount of consideration, which is unconditional. Trade and other receivables solely represent payments of principal and interest, if any, and the Group holds such financial assets with the objective to collect its contractual cash flows. Therefore, the Group measures them subsequently at amortized cost using the effective interest method, less any loss allowance. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. All other receivables at amortized cost are considered to have low credit risk, and the loss allowance recognized during the period was therefore limited to 12 months expected losses. The amount of the provision is recognized in the consolidated income statements.

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

(i)    Credit risk

The carrying amounts of cash and cash equivalents, trade and bills receivables and other receivables included in the consolidated statements of financial position represent the Group’s maximum exposure to credit risk of the counterparty in relation to its financial assets.

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

Management periodically assesses the recoverability of trade and bills receivables and other receivables. The Group’s historical loss rates are adjusted to reflect current and forward-looking information on specific factors affecting the ability of the customers to settle the receivables, and historical experience collecting receivables falls within the recorded allowances.

(ii)    Liquidity risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding when necessary. The Group’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term.

As at December 31, 2022 and 2021, the Group’s current financial liabilities were mainly due for settlement within twelve months and the Group expects to meet all liquidity requirements.

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

Currently, it is the Group’s strategy to maintain a reasonable liabilities to assets ratio. The liabilities to assets ratio as at December 31, 2022 and 2021 was as follows:

	December 31,
	2022	2021

	(in US$’000)
Total liabilities	152,897	136,124
Total assets	294,256	281,817
Liabilities to assets ratio	52.0%	48.3%

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

The segment information is as follows:

	Year Ended December 31, 2022
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Revenue from external customers	367,512	3,088	370,600
Interest income	501	479	980
Operating profit/(loss)	117,210	(677)	116,533
Finance costs	110	2	112
Depreciation/amortization	9,151	89	9,240
Additions to non‑current assets (other than financial instruments and deferred tax assets)	3,636	532	4,168

	December 31, 2022
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Total segment assets	291,877	2,379	294,256

	Year Ended December 31, 2021
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Revenue from external customers	331,097	1,551	332,648
Interest income	629	587	1,216
Operating profit/(loss)	107,361	(1,961)	105,400
Finance costs	114	2	116
Depreciation/amortization	9,118	50	9,168
Additions to non‑current assets (other than financial instruments and deferred tax assets)	5,867	82	5,949

	December 31, 2021
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Total segment assets	280,632	1,185	281,817

	Year Ended December 31, 2020
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Revenue from external customers	270,954	5,400	276,354
Interest income	396	579	975
Operating profit/(loss)	78,069	(204)	77,865
Finance costs	11	1	12
Depreciation/amortization	8,670	65	8,735
Additions to non‑current assets (other than financial instruments and deferred tax assets)	3,037	57	3,094

Revenue from external customers is after elimination of inter-segment sales. The amount eliminated was US$87.3 million for 2022 (2021: US$77.8 million; 2020: US$62.2 million). Sales between segments are carried out at mutually agreed terms. Revenue from external customers from the manufacturing business is for sales of goods which are recognized at a point in time. Revenue from external customers from the distribution business is for provision of services which are recognized over time.

6. Other Net Operating Income

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Interest income	980	1,216	975
Net foreign exchange (loss)/gain	(83)	25	70
Government incentives	2,198	2,999	2,601
Other operating (loss)/income	(969)	519	(173)
	2,126	4,759	3,473

7. Operating Profit

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Operating profit	116,533	105,400	77,865

Operating profit is stated after charging/(crediting) the following:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Cost of inventories recognized as expense	63,079	50,637	47,299
Research and development expense	7,169	9,350	6,301
Depreciation of property, plant and equipment	8,148	8,100	7,878
Loss/(gain) on disposal of property, plant and equipment	449	60	(2)
Amortization of leasehold land	166	172	160
Amortization of other intangible assets	245	233	217
Depreciation charge of right-of-use assets and lease expenses	917	1,171	725
Movement on the provision for trade receivables	—	—	(9)
Movement on the provision for excess and obsolete inventories	(65)	(141)	2,447
Auditor’s remuneration	227	223	198
Employee benefit expenses (Note 9)	111,200	100,311	80,728

8. Taxation Charge

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Current tax	18,082	15,082	12,520
Deferred income tax (Note 16)	(1,344)	814	(1,687)
Taxation charge	16,738	15,896	10,833

The taxation charge on the Group’s profit before taxation differs from the theoretical amount that would arise using the Group’s weighted average tax rate as follows:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Profit before taxation	116,421	105,284	77,853
Tax calculated at the statutory tax rates of respective companies	29,105	26,321	19,463
Tax effects of:
Expenses not deductible for tax purposes	1,397	1,946	1,137
Utilization of unrecognized temporary differences	(898)	(55)	(938)
Tax concession (note)	(13,000)	(12,420)	(8,753)
Under/(over) provision in prior years	134	104	(76)
Taxation charge	16,738	15,896	10,833

Note: The Company has been granted the High and New Technology Enterprise (“HNTE”) status. Accordingly, the Company is subject to a preferential income tax rate of 15% in 2022 and renew the HNTE status in 2023 (2021: 15%; 2020: 15%). Certain research and development expenses are also eligible for super-deduction such that 200% of qualified expenses incurred are deductible against taxable profits for tax purposes (2021: 200%; 2020: 175%).

The weighted average tax rate calculated at the statutory tax rates of respective companies was 25%. The effective tax rate for the year ended December 31, 2022 was 14.4% (2021: 15.1%; 2020: 13.9%).

9. Employee Benefit Expenses

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Wages, salaries and bonuses	86,330	77,335	68,226
Pension costs—defined contribution plans	9,701	8,713	995
Staff welfare	15,169	14,263	11,507
	111,200	100,311	80,728

Employee benefit expenses of approximately US$19.8 million for the year ended December 31, 2022 (2021: US$20.1 million; 2020: US$16.4 million) are included in cost of sales.

10. Cash and Cash Equivalents

	December 31,
	2022	2021

	(in US$’000)
Cash and cash equivalents	33,923	50,038

The cash and cash equivalents denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

11. Trade and Bills Receivables

	December 31,
	2022	2021

	(in US$’000)
Trade receivables—third parties	12,845	9,555
Trade receivables—related parties (Note 22(b))	3,695	649
Bills receivables	5,316	7,278
	21,856	17,482

All trade and bills receivables are denominated in RMB and are due within one year from the end of the reporting period. The carrying values of trade and bills receivables approximate their fair values due to their short-term maturities.

Movements on the provision for trade receivables are as follows:

	2022	2021	2020

	(in US$’000)
As at January 1	—	—	9
Increase in provision for trade receivables	—	—	—
Decrease in provision due to subsequent collection	—	—	(9)
As at December 31	—	—	—

12. Other Receivables, Prepayments and Deposits

	December 31,
	2022	2021

	(in US$’000)
Prepayments to suppliers	2,624	1,929
Interest receivables	25	283
Deposits	778	877
Others	245	261
	3,672	3,350

13. Inventories

	December 31,
	2022	2021

	(in US$’000)
Raw materials	22,804	54,585
Work in progress	108,168	39,668
Finished goods	23,844	25,137
	154,816	119,390

14. Property, Plant and Equipment

				Furniture
				and
				fixtures,
				other
	Buildings		Plant	equipment
	situated in	Leasehold	and	and motor	Construction
	the PRC	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2022	75,587	848	26,438	15,033	136	118,042
Additions	27	38	117	516	2,924	3,622
Disposals	(886)	—	(227)	(178)	—	(1,291)
Transfers	1,058	—	974	478	(2,510)	—
Exchange differences	(6,204)	(71)	(2,204)	(1,267)	(29)	(9,775)
As at December 31, 2022	69,582	815	25,098	14,582	521	110,598
Accumulated depreciation
As at January 1, 2022	19,983	94	14,817	9,498	—	44,392
Depreciation	3,606	238	2,830	1,474	—	8,148
Disposals	(439)	—	(205)	(178)	—	(822)
Exchange differences	(1,774)	(18)	(1,326)	(833)	—	(3,951)
As at December 31, 2022	21,376	314	16,116	9,961	—	47,767
Net book value
As at December 31, 2022	48,206	501	8,982	4,621	521	62,831

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

				Furniture
				and
				fixtures,
				other
	Buildings		Plant	equipment
	situated in	Leasehold	and	and motor	Construction
	the PRC	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2020	68,213	539	22,606	9,526	2,828	103,712
Additions	—	—	581	935	1,519	3,035
Disposals	—	—	(53)	(134)	—	(187)
Transfers	334	—	361	1,155	(1,850)	—
Exchange differences	4,933	39	1,678	791	188	7,629
As at December 31, 2020	73,480	578	25,173	12,273	2,685	114,189
Accumulated depreciation
As at January 1, 2020	11,212	383	8,760	5,665	1,116	27,136
Depreciation	3,493	88	2,786	1,511	—	7,878
Disposals	—	—	(35)	(91)	—	(126)
Exchange differences	994	33	777	485	80	2,369
As at December 31, 2020	15,699	504	12,288	7,570	1,196	37,257
Net book value
As at December 31, 2020	57,781	74	12,885	4,703	1,489	76,932

15. Leases

Leases consisted of the following:

	December 31,
	2022	2021

	(in US$’000)
Right-of-use assets:
Offices	1,717	2,445
Lease liabilities—current	712	700
Lease liabilities—non-current	1,360	2,148
	2,072	2,848

Lease activities are summarized as follows:

	Year Ended December 31,
	2022	2021

	(in US$’000)
Lease expenses: Short-term leases with lease terms equal or less than 12 months	236	508
Depreciation charge of right-of-use assets	681	663
Interest expense (included in finance costs)	112	116
Cash paid on lease liabilities	809	303
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	135	2,936

Lease contracts are typically within a period of 1 to 5 years. The weighted average remaining lease term and weighted average discount rate as at December 31, 2022 was 2.7 years (2021: 3.7 years) and 4.70% (2021: 4.75%) respectively.

Future lease payments are as follows:

	December 31,
	2022	2021

	(in US$’000)
Lease payments:
Not later than 1 year	791	814
Between 1 to 2 years	755	784
Between 2 to 3 years	660	793
Between 3 to 4 years	—	713
Total lease payments	2,206	3,104
Less: Discount factor	(134)	(256)
Total lease liabilities	2,072	2,848

16. Deferred Tax Assets

The movements in deferred tax assets are as follows:

	2022	2021	2020

	(in US$’000)
As at January 1	7,715	8,315	6,147
Credited/(debited) to the consolidated income statements
—Accrued expenses, provisions, deferred income, accelerated depreciation and other temporary differences	1,344	(814)	1,687
Exchange differences	(732)	214	481
As at December 31	8,327	7,715	8,315

The Group’s deferred tax assets are mainly temporary differences including accrued expenses, provisions, deferred income, accelerated depreciation and other temporary differences. The potential deferred tax assets in respect of tax losses which have not been recognized in the consolidated financial statements were approximately US$24,000 as at December 31, 2022 (2021: US$26,000).

These unrecognized tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2022	2021

	(in US$’000)
2022	—	7
2023	—	—
2024	76	83
2025	7	7
2026	6	6
2027	5	—
	94	103

17. Trade Payables

	December 31,
	2022	2021

	(in US$’000)
Trade payables—third parties	19,737	12,030
Trade payables—related parties (Note 22(b))	3,358	381
	23,095	12,411

All trade payables are denominated in RMB and due within one year from the end of the reporting period. The carrying value of trade payables approximates their fair values due to their short-term maturities.

18. Other Payables, Accruals and Advance Receipts

	December 31,
	2022	2021

	(in US$’000)
Accrued salaries and benefits	21,100	17,796
Accrued selling and marketing expenses	73,721	68,217
Value‑added tax and tax surcharge payables	5,204	9,693
Payments in advance from customers (note)	14,004	11,858
Others	7,325	4,229
	121,354	111,793

Note: Substantially all customer balances as at December 31, 2021 were recognized to revenue during the year ended December 31, 2022. Additionally, substantially all customer balances as at December 31, 2022 are expected to be recognized to revenue within one year upon transfer of goods or services as the contracts have an expected duration of one year or less.

19. Current Tax Liabilities

	2022	2021	2020

	(in US$’000)
As at January 1	4,089	5,032	2,395
Current tax (Note 8)	18,082	15,082	12,520
Tax paid	(19,003)	(15,976)	(10,232)
Exchange difference	(377)	108	192
Transfer (from)/to other receivables	—	(157)	157
As at December 31	2,791	4,089	5,032

20. Notes to the Consolidated Statements of Cash Flows

(a)    Reconciliation of profit for the year to net cash generated from operations:

	2022	2021	2020

	(in US$’000)
Profit for the year	99,683	89,388	67,020
Adjustments to reconcile profit for the year to net cash generated from operations
Taxation charge	16,738	15,896	10,833
Finance costs	112	116	12
Interest income	(980)	(1,216)	(975)
Depreciation on property, plant and equipment	8,148	8,100	7,878
Loss/(gain) on disposal of property, plant and equipment	449	60	(2)
Amortization of leasehold land	166	172	160
Amortization of other intangible assets	245	233	217
Depreciation charge of right-of-use assets	681	663	480
Provision for excess and obsolete inventories	(65)	(141)	2,447
Movement on the provision for trade receivables	—	—	(9)
Exchange differences	(5,682)	(693)	2,057
Changes in working capital:
Trade and bills receivables	(4,374)	939	6,360
Other receivables, prepayments and deposits	(580)	(80)	(227)
Inventories	(35,361)	(37,575)	(11,804)
Trade payables	10,684	1,237	905
Other payables, accruals and advance receipts	7,804	18,608	26,511
Deferred income	(1,398)	(1,737)	746
Total changes in operating assets and liabilities	(23,225)	(18,608)	22,491
Net cash generated from operations	96,270	93,970	112,609

(b)    Supplemental disclosure for non-cash activities

During the years ended December 31, 2022, there was an increase in accruals made for purchases of property, plant and equipment of US$1.8 million (2021 and 2020: a decrease of US$0.3 million and an increase of US$0.6 million respectively).

21. Capital Commitments

The Group had the following capital commitments:

December 31,
2022
(in US$’000)
Property, plant and equipment
Contracted but not provided for	1,307

Capital commitments for property, plant and equipment are mainly for improvements to the Group’s plant.

22. Significant Related Party Transactions

The Group has the following significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(a)    Transactions with related parties:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Sales of goods to:
—A fellow subsidiary of SHTCML	13,861	12,181	10,465
—A fellow subsidiary of SHHCMI(HK)L	4,231	3,492	2,854
	18,092	15,673	13,319
Purchase of goods from:
—SHTCML	11,072	10,002	7,922
—Fellow subsidiaries of SHTCML	683	1,311	1,016
—A fellow subsidiary of SHHCMI(HK)L	1,683	—	—
	13,438	11,313	8,938
Rendering of research and development services from:
—A fellow subsidiary of SHHCMI(HK)L	507	525	491
Provision of marketing services to:
—A fellow subsidiary of SHTCML	952	1,146	2,781
—A fellow subsidiary of SHHCMI(HK)L	127	—	—
	1,079	1,146	2,781
Purchase of intangible asset from:
—A fellow subsidiary of SHHCMI(HK)L	410	—	—
Leasing office from:
—SHTCML	—	247	337

No transactions have been entered into with the directors of the Company (being the key management personnel) during the year ended December 31, 2022 (2021 and 2020: nil).

(b)    Balances with related parties included in:

	December 31,
	2022	2021

	(in US$’000)
Trade and bills receivables
—A fellow subsidiary of SHTCML	3,622	649
—A fellow subsidiary of SHHCMI(HK)L	73	—
	3,695	649
Other receivables, prepayments and deposits
—A fellow subsidiary of SHTCML	402	547
Trade payables
—SHTCML	1,266	—
— Fellow subsidiaries of SHTCML	152	381
—A fellow subsidiary of SHHCMI(HK)L	1,940	—
	3,358	381
Other payables, accruals and advance receipts
—Fellow subsidiaries of SHHCMI(HK)L	1,256	1,149

Balances with related parties are unsecured, interest-free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

23. Particulars of Principal Subsidiaries

				Equity
		Nominal value		interest
	Place of	of registered		attributable
	establishment	capital		to the Group

	and	December 31,
Name	operation	2022	2021	2022	2021	Type of legal entity	Principal activity

		(in RMB’000)
Shanghai Shangyao Hutchison Whampoa GSP Company Limited	PRC	20,000	20,000	100%	100%	Limited liability company	Distribution of drug products
Hutchison Heze Bio Resources & Technology Co., Limited	PRC	1,500	1,500	100%	100%	Limited liability company	Agriculture and sales of Chinese herbs

24. Subsequent Events

The Group evaluated subsequent events through February 28, 2023, which is the date when the consolidated financial statements were issued.

On January 31, 2023, the Company’s Board of Directors declared a dividend of RMB988.3 million (US$147.0 million), of which RMB500.0 million (US$74.4 million) and RMB488.3 million (US$72.6 million) are payable by and after December 31, 2023 respectively.

HUTCHISON WHAMPOA GUANGZHOU

BAIYUNSHAN CHINESE MEDICINE

COMPANY LIMITED

Report of Independent Auditors

To the Board of Directors and Shareholders of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

We have audited the accompanying consolidated financial statements of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of September 28, 2021, and the related consolidated income statements, consolidated statements of comprehensive income, of changes in equity and of cash flows for the period from January 1, 2021 to September 28, 2021 and the year ended December 31, 2020.

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

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits.We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited and its subsidiaries as of September 28, 2021, and the results of their operations and their cash flows for the period from January 1, 2021 to September 28 2021, and the year ended December 31, 2020 in accordance with the basis of preparation mentioned in Note 2(1) to the accompanying consolidated financial statements.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

December 7, 2021

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Income Statements

(in US$’000)

		Period from
		January 1, 2021	Year Ended
		to September 28,	December 31,
	Note	2021	2020
Revenue	5	209,528	232,368
Cost of sales		(98,462)	(115,564)
Gross profit		111,066	116,804
Selling expenses		(74,425)	(74,066)
Administrative expenses		(21,659)	(25,664)
Other net operating income	6	5,306	6,071
Operating profit	7	20,288	23,145
Share of profits/(losses) of a joint venture and associated companies, net of tax		29	(84)
Finance costs		(24)	(57)
Gain on return of land	8	16,433	84,667
Gain on divestment of a subsidiary		—	37
Profit before taxation		36,726	107,708
Taxation charge	9	(4,840)	(16,494)
Profit for the period/year		31,886	91,214
Attributable to:
Shareholders of the Company		31,850	91,276
Non-controlling interests		36	(62)
		31,886	91,214

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Statements of Comprehensive Income

(in US$’000)

	Period from
	January 1, 2021	Year Ended
	to September 28,	December 31,
	2021	2020
Profit for the period/year	31,886	91,214
Other comprehensive income that has been or may be reclassified subsequently to profit or loss:
Exchange translation differences	1,393	4,728
Total comprehensive income	33,279	95,942
Attributable to:
Shareholders of the Company	33,237	95,976
Non‑controlling interests	42	(34)
	33,279	95,942

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Statements of Financial Position

(in US$’000)

		September 28,
	Note	2021
Assets
Current assets
Cash and cash equivalents	11	73,616
Trade and bills receivables	12	27,874
Other receivables, prepayments and deposits	13	26,547
Inventories	14	62,400
Total current assets		190,437
Property, plant and equipment	15	58,619
Right-of-use assets	16	420
Leasehold land		19,657
Goodwill		8,825
Other intangible assets		1,798
Investments in a joint venture and associated companies		618
Deferred tax assets	17	4,420
Other non-current assets		46
Total assets		284,840
Liabilities and shareholders’ equity
Current liabilities
Trade payables	18	19,048
Other payables, accruals and advance receipts	19	80,484
Dividend payable	23(b)	105,774
Lease liabilities	16	452
Current tax liabilities		16,681
Total current liabilities		222,439
Deferred income	20	14,913
Total liabilities		237,352
Company’s shareholders’ equity
Share capital		24,103
Reserves		22,361
Total Company’s shareholders’ equity		46,464
Non-controlling interests		1,024
Total shareholders’ equity		47,488
Total liabilities and shareholder’s equity		284,840

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Statements of Changes in Equity

(in US$’000)

	Attributable to shareholders of the Company
						Non‑
	Share	Exchange	General	Retained		controlling	Total
	capital	reserve	reserves	earnings	Total	interests	equity
As at January 1, 2020	24,103	(2,043)	131	22,322	44,513	2,518	47,031
Profit/(loss) for the year	—	—	—	91,276	91,276	(62)	91,214
Other comprehensive income
Exchange translation differences	—	4,700	—	—	4,700	28	4,728
Total comprehensive income/ (loss)	—	4,700	—	91,276	95,976	(34)	95,942
Dividends declared to shareholders	—	—	—	(20,756)	(20,756)	—	(20,756)
Acquisition of additional interest in a subsidiary	—	(9)	(131)	(207)	(347)	(1,537)	(1,884)
Divestment of a subsidiary to non-controlling interest	—	—	—	—	—	35	35
As at December 31, 2020	24,103	2,648	—	92,635	119,386	982	120,368
Profit for the period	—	—	—	31,850	31,850	36	31,886
Other comprehensive income
Exchange translation differences	—	1,387	—	—	1,387	6	1,393
Total comprehensive income	—	1,387	—	31,850	33,237	42	33,279
Dividends declared to shareholders	—	—	—	(106,159)	(106,159)	—	(106,159)
As at September 28, 2021	24,103	4,035	—	18,326	46,464	1,024	47,488

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Period from
		January 1, 2021	Year Ended
		to September 28,	December 31,
	Note	2021	2020
Operating activities
Net cash generated from operations	21(a)	17,785	60,756
Interest received		205	271
Finance costs paid		(24)	(57)
Income tax paid		(4,825)	(4,013)
Net cash generated from operating activities		13,141	56,957
Investing activities
Purchase of property, plant and equipment		(1,998)	(2,342)
Purchase of intangible assets		(4)	—
Proceeds from return of land	8	46,154	40,422
Proceeds from disposal of leasehold land		—	231
Proceeds from disposal of property, plant and equipment		—	730
Government grants received relating to property, plant and equipment		10	963
Net cash generated from investing activities		44,162	40,004
Financing activities
Dividends paid to shareholders		—	(100,842)
Acquisition of additional interest in a subsidiary		—	(1,884)
Lease payments	16	(427)	(609)
Net cash used in financing activities		(427)	(103,335)
Net increase/(decrease) in cash and cash equivalents		56,876	(6,374)
Effect of exchange rate changes on cash and cash equivalents		138	1,555
		57,014	(4,819)
Cash and cash equivalents
Cash and cash equivalents at beginning of period/year		16,602	21,421
Cash and cash equivalents at end of period/year		73,616	16,602

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

As at September 28, 2021, the Group’s current financial liabilities were mainly due for settlement within twelve months and the Group expects to meet all liquidity requirements. As at September 28, 2021, the Group’s consolidated current liabilities exceed the consolidated current assets by US$32.0 million, which was mainly attributable to current dividends payable to shareholders (refer to Note 23(b)), for which settlement will occur when sufficient cash and cash equivalents are available. In assessing the Group’s liquidity, management prepared a cash flow forecast up to December 31, 2022 taking into consideration of ongoing operations and the settlement of the current dividends payable, which indicates that the Group will have sufficient cash resources to fund planned operations and other commitments for at least the next twelve months (the look-forward period used).

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

Currently, it is the Group’s strategy to maintain a reasonable liabilities to assets ratio. The liabilities to assets ratio as at September 28, 2021 was as follows:

September 28,
2021
(in US$’000)
Total liabilities (note)	237,352
Total assets	284,840
Liabilities to assets ratio	83.3%

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

The segment information is as follows:

	Period from January 1, 2021 to September 28, 2021
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Revenue from external customers	190,619	18,909	209,528
Interest income	141	64	205
Operating profit	18,212	2,076	20,288
Share of profits of a joint venture and associated companies, net of tax	29	—	29
Finance costs	18	6	24
Depreciation/amortization	5,515	98	5,613
Additions to non‑current assets (other than financial instruments and deferred tax assets)	2,405	—	2,405

	As at September 28, 2021
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Total segment assets	251,178	33,662	284,840

	Year Ended December 31, 2020
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Revenue from external customers	215,427	16,941	232,368
Interest income	188	83	271
Operating profit	20,833	2,312	23,145
Share of losses of a joint venture and associated companies, net of tax	84	—	84
Finance costs	51	6	57
Depreciation/amortization	6,361	123	6,484
Additions to non‑current assets (other than financial instruments and deferred tax assets)	2,432	1	2,433

Revenue from external customers is after elimination of inter-segment sales. The amount eliminated was US$0.2 million for the period from January 1, 2021 to September 28, 2021 (for the year ended December 31, 2020: US$0.1 million). Sales between segments are carried out at mutually agreed terms. Revenue from external customers is primarily for sales of goods which are recognized at a point in time, except for provision of services which are recognized over time of US$1.2 million for the period from January 1, 2021 to September 28, 2021 (for the year ended December 31, 2020: US$3.7 million) and included in the manufacturing business operating segment.

6. Other Net Operating Income

	Period from
	January 1, 2021	Year Ended
	to September 28,	December 31,
	2021	2020

	(in US$’000)
Interest income	205	271
Gain on disposal of leasehold land	—	166
Loss on disposal of property, plant and equipment	(47)	(643)
Other operating income	5,631	6,734
Other operating expenses	(483)	(457)
	5,306	6,071

7. Operating Profit

	Period from
	January 1, 2021	Year Ended
	to September 28,	December 31,
	2021	2020

	(in US$’000)
Operating profit	20,288	23,145

Operating profit is stated after charging/(crediting) the following:

	Period from
	January 1, 2021	Year Ended
	to September 28,	December 31,
	2021	2020

	(in US$’000)
Cost of inventories recognized as expense	87,941	100,906
Depreciation of property, plant and equipment	4,425	5,283
Loss on disposal of property, plant and equipment	47	643
Gain on disposal of leasehold land	—	(166)
Amortization of leasehold land	450	236
Amortization of other intangible assets	331	414
Depreciation charge of right-of-use assets and lease expenses	1,360	1,438
Movements on the provision for trade receivables	38	(20)
Movements on the provision for excess and obsolete inventories	41	474
Research and development expense	2,057	1,670
Auditor’s remuneration	43	88
Employee benefit expenses (Note 10)	31,605	36,822

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

9. Taxation Charge

	Period from
	January 1, 2021	Year Ended
	to September 28,	December 31,
	2021	2020

	(in US$’000)
Current tax	6,093	17,108
Deferred income tax (Note 17)	(1,253)	(614)
Taxation charge	4,840	16,494

The taxation charge on the Group’s profit before taxation differs from the theoretical amount that would arise using the Group’s weighted average tax rate as follows:

	Period from
	January 1, 2021	Year Ended
	to September 28,	December 31,
	2021	2020

	(in US$’000)
Profit before taxation	36,726	107,708
Tax calculated at the statutory tax rates of respective companies	9,181	26,927
Tax effects of:
Expenses not deductible for tax purposes	45	66
Tax concession (note)	(3,781)	(10,834)
Tax losses for which no deferred tax assets were recognized	192	339
Under provision in prior years	6	44
Utilization of tax losses for which no deferred tax assets were recognized previously	(803)	(48)
Taxation charge	4,840	16,494

Note: The Company has been granted the High and New Technology Enterprise status. Accordingly, the Company is subject to a preferential income tax rate of 15% and renewed the status in 2021. Certain research and development expenses are also eligible for super-deduction such that 200% of qualified expenses incurred are deductible for tax purposes.

The weighted average tax rate calculated at the statutory tax rates of respective companies was 25%. The effective tax rate for the period from January 1, 2021 to September 28, 2021 was 13.2% (for the year ended December 31, 2020: 15.3%).

10. Employee Benefit Expenses

	Period from
	January 1, 2021	Year Ended
	to September 28,	December 31,
	2021	2020

	(in US$’000)
Wages, salaries and bonuses	23,705	28,380
Pension costs—defined contribution plans	6,679	6,954
Staff welfare	1,221	1,488
	31,605	36,822

Employee benefit expenses of approximately US$9.1 million for the period from January 1, 2021 to September 28, 2021 (for the year ended December 31, 2020: US$11.1 million) are included in cost of sales.

11. Cash and Cash Equivalents

September 28,
2021
(in US$’000)
Cash and cash equivalents	73,616

The cash and cash equivalents denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

12. Trade and Bills Receivables

September 28,
2021
(in US$’000)
Trade receivables—third parties	4,290
Trade receivables—related parties (Note 23(b))	1,975
Bills receivables	21,609
27,874

All trade and bills receivables are denominated in RMB and are due within one year from the end of the reporting period. The carrying values of trade and bills receivables approximate their fair values due to their short-term maturities.

Movements on the provision for trade receivables are as follows:

	2021	2020

	(in US$’000)
As at January 1	—	19
Increase in provision for trade receivables	38	—
Decrease in provision due to subsequent collection	—	(20)
Exchange differences	—	1
As at September 28/December 31	38	—

The impaired and provided receivables as at September 28, 2021 were aged over 1 year.

13. Other Receivables, Prepayments and Deposits

September 28,
2021
(in US$’000)
Prepayments to suppliers	9,671
Value‑added tax receivables	780
Land compensation receivable	14,592
Others	1,504
26,547

14. Inventories

September 28,
2021
(in US$’000)
Raw materials	23,126
Work in progress	17,816
Finished goods	21,458
62,400

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

16. Leases

Leases consisted of the following:

September 28,
2021
(in US$’000)
Right-of-use assets:
Warehouses	420
Lease liabilities—current	452

Lease activities are summarized as follows:

	Period from
	January 1, 2021	Year Ended
	to September 28,	December 31,
	2021	2020

	(in US$’000)
Lease expenses: Short-term leases with lease terms equal or less than 12 months	953	887
Depreciation charge of right-of-use assets	407	551
Interest expense (included in finance costs)	24	57
Cash paid on lease liabilities	427	609

Lease contracts are typically within a period of 1 to 6 years. The weighted average remaining lease term and weighted average discount rate as at September 28, 2021 was 0.83 year (as at December 31, 2020: 1.56 years) and 4.75% (as at December 31, 2020: 4.75%) respectively.

Future lease payments are as follows:

September 28,
2021
(in US$’000)
Lease payments:
Not later than 1 year	462
Total lease payments	462
Less: Discount factor	(10)
Total lease liabilities	452

17. Deferred Tax Assets and Liabilities

September 28,
2021
(in US$’000)
Deferred tax assets	4,420
Net deferred tax assets	4,420

The movements in net deferred tax assets are as follows:

	2021	2020

	(in US$’000)
At January 1	3,027	2,217
Credited/(debited) to the consolidated income statements
—Tax losses	326	(396)
—Accrued expenses, provisions, depreciation allowances	927	1,010
Exchange differences	140	196
At September 28/December 31	4,420	3,027

The Group’s deferred tax assets and liabilities are temporary differences including tax losses, accrued expenses, provisions and depreciation allowances. The potential deferred tax assets in respect of tax losses which have not been recognized in the consolidated financial statements were approximately US$1.6 million as at September 28, 2021.

These unrecognized tax losses can be carried forward against future taxable income and will expire in the following years:

September 28,
2021
(in US$’000)
2021	928
2022	1,450
2023	856
2024	1,239
2025	1,074
2026	669
6,216

18. Trade Payables

September 28,
2021
(in US$’000)
Trade payables—third parties	15,519
Trade payables—related parties (Note 23(b))	3,529
19,048

All trade payables are denominated in RMB and due within one year from the end of the reporting period. The carrying value of trade payables approximates their fair values due to their short-term maturities.

19. Other Payables, Accruals and Advance Receipts

September 28,
2021
(in US$’000)
Other payables and accruals
Accrued salaries and benefits	5,384
Accrued selling and administrative expenses	35,266
Value‑added tax and tax surcharge payables	2,588
Deposits received	4,748
Other payables to manufacturers	8,794
Others	5,934
62,714
Advance receipts
Payments in advance from customers (note)	16,310
Deferred government incentives	1,460
17,770
80,484

Note: Substantially all customer balances as at September 28, 2021 are expected to be recognized to revenue within one year upon transfer of goods or services as the contracts have an expected duration of one year or less.

20. Deferred Income

September 28,
2021
(in US$’000)
Deferred government incentives:
Buildings and other non‑current assets	11,272
Others	3,641
14,913

21. Notes to the Consolidated Statements of Cash Flows

(a)    Reconciliation of profit for the period/year to net cash generated from operations:

	Period from
	January 1, 2021	Year Ended
	to September 28,	December 31,
	2021	2020

	(in US$’000)
Profit for the period/year	31,886	91,214
Adjustments to reconcile profit for the period/year to net cash generated from operations
Taxation charge	4,840	16,494
Finance costs	24	57
Interest income	(205)	(271)
Share of (profits)/losses of a joint venture and associated companies, net of tax	(29)	84
Depreciation on property, plant and equipment	4,425	5,283
Depreciation charge of right-of-use assets	407	551
Loss on disposal of property, plant and equipment	47	643
Gain on return of land	(16,433)	(84,667)
Gain on disposal of leasehold land	—	(166)
Amortization of leasehold land	450	236
Amortization of other intangible assets	331	414
Movement on the provision for trade receivables	38	(20)
Movement on the provision for excess and obsolete inventories	41	474
Amortization of deferred income	(845)	(1,689)
Gain on divestment of a subsidiary	—	(37)
Exchange differences	(470)	794
Changes in working capital:
Trade and bills receivables	39,505	(19,124)
Other receivables, prepayments and deposits	(5,248)	1,902
Inventories	(18,693)	2,195
Other non-current assets	(139)	—
Trade payables	(3,531)	9,880
Other payables, accruals and advance receipts	(18,616)	36,509
Total changes in working capital	(6,722)	31,362
Net cash generated from operations	17,785	60,756

(b)    Supplemental disclosure for non-cash activities

During the period from January 1, 2021 to September 28, 2021, there was an increase of US$0.4 million in accruals made for purchases of property, plant and equipment (for the year ended December 31, 2020: an increase of US$0.1 million).

22. Capital Commitments

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

23. Significant Related Party Transactions

The Group has the following significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(a)   Transactions with related parties:

	Period from
	January 1, 2021	Year Ended
	to September 28,	December 31,
	2021	2020

	(in US$’000)
Sales of goods to:
—Fellow subsidiaries of GBPHCL	25,043	33,535
—A fellow subsidiary of GZHCMHK	278	493
	25,321	34,028
Other services income from:
—An equity investee	—	273
—Fellow subsidiaries of GBPHCL	3,576	6,166
	3,576	6,439
Purchase of goods from:
—An equity investee	2,145	2,317
—Fellow subsidiaries of GBPHCL	24,222	29,594
	26,367	31,911
Advertising expenses to:
—A fellow subsidiary of GBPHCL	4,805	5,733
Interest paid to:
—A non-controlling shareholder of a subsidiary	—	5
	—	5

No transactions have been entered into with the directors of the Company (being the key management personnel) during the period from January 1, 2021 to September 28, 2021 (for the year ended December 31, 2020: nil).

(b)   Balances with related parties included in:

September 28,
2021
(in US$’000)
Trade and bills receivables
—Fellow subsidiaries of GBPHCL (note (i))	1,975
1,975
Trade payables
—Fellow subsidiaries of GBPHCL (note (i))	3,529
3,529
Other receivables and prepayments—related parties
—Fellow subsidiaries of GBPHCL (note (i))	1,129
—An equity investee (note (i))	156
1,285
Other payables, accruals and advance receipts
—Fellow subsidiaries of GBPHCL (note (i))	2,691
2,691
Dividend payable (Note 3(b))
—GZHCMHK	52,887
—GBPHCL	52,887
105,774

Notes:

(i)	Balances are unsecured, interest-free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

24. Particulars of Principal Subsidiaries, Joint Venture and Associated Companies

All of the Group’s principal subsidiaries, joint venture and associated companies had a place of establishment and operation in the PRC.

	Nominal value	Equity interest
	of registered	attributable
	capital	to the Group
	September 28,	September 28,
Name	2021	2021	Type of legal entity	Principal activity
	(in RMB’000)
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine (Bozhou) Co. Ltd	100,000	100%	Limited liability company	Manufacture, sales and distribution of drug products
Hutchison Whampoa Guangzhou Baiyunshan Pharmaceuticals Limited	10,000	100%	Limited liability company	Sales and marketing of drug products
Hutchison Whampoa Guangzhou Baiyunshan Health & Wellness Co. Ltd	10,000	100%	Limited liability company	Health supplemented food distribution
Hutchison Whampoa Baiyunshan Lai Da Pharmaceuticals (Shan Tou) Company Limited	10,000	100%	Limited liability company	Manufacture, sales and distribution of drug products
Fuyang Baiyunshan Hutchison Whampoa Chinese Medicine Technology Company Limited	3,650	75%	Limited liability company	Agriculture and sales of Chinese herbs
Wenshan Baiyunshan Hutchison Whampoa Sanqi Co. Ltd.	2,000	51%	Limited liability company	Agriculture and sales of Chinese herbs
Daqing Baiyunshan Hutchison Whampoa Banlangen Technology Company Limited	1,020	51%	Limited liability company	Agriculture and sales of Chinese herbs
Shen Nong Garden Traditional Chinese Medicine Museum	1,000	100%	Non-profit making organization	Promote awareness of Chinese herbs
Guangzhou Hulu Cultural Communications Company Limited	1,000	100%	Limited liability company	Promote awareness of Chinese herbs
Shen Nong Garden Pharmacy Company Limited	200	100%	Limited liability company	Retail of drug products, health foods and souvenirs
Joint Venture
Qing Yuan Hutchison Whampoa Baiyunshan Chinese Medicine Company Limited	1,000	50%	Limited liability company	Agriculture and sales of Chinese herbs
Associated companies
Linyi Shenghe Jiuzhou Pharmaceuticals Company Limited	3,000	30%	Limited liability company	Agriculture and sales of Chinese herbs
Tibet Linzhi Guangzhou Pharmaceutical Development Co. Ltd.	2,000	20%	Limited liability company	Trading of Chinese herbs