Form 20-F
period 2023-12-31
HUTCHMED (China) Ltd
filed 2024-02-28
CIK 1648257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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

871,256,270 ordinary shares were issued and outstanding as of December 31, 2023.

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

☐ Yes ☐ No

HUTCHMED (China) Limited

INTRODUCTION

This annual report on Form 20-F contains our audited consolidated statements of operations data for the years ended December 31, 2023, 2022 and 2021 and our audited consolidated balance sheet data as of December 31, 2023 and 2022. Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

This annual report also includes audited consolidated income statement data for the years ended December 31, 2023, 2022 and 2021 and the audited consolidated statements of financial position data as of December 31, 2023 and 2022 for our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals. The financial statements of Shanghai Hutchison Pharmaceuticals have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, or IASB.

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

Conventions Used in this Annual Report

Unless otherwise indicated, references in this annual report to:

●	“ADRs” are to the American depositary receipts, which evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents five ordinary shares;
●	“AstraZeneca” are to AstraZeneca AB (publ);
●	“China” or “PRC” refers to the People’s Republic of China including Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;
●	“CK Hutchison” are to CK Hutchison Holdings Limited, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange, and the ultimate parent company of our largest shareholder, Hutchison Healthcare Holdings Limited;
●	“Eli Lilly” are to Lilly (Shanghai) Management Company Limited;
●	“E.U.” are to the European Union;
●	“Guangzhou Baiyunshan” are to Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited, a leading China-based pharmaceutical company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange;
●	“Hain Celestial” are to The Hain Celestial Group, Inc., a Nasdaq-listed, natural and organic food and personal care products company;
●	“HK$” or “HK dollar” are to the legal currency of the Hong Kong Special Administrative Region;

●	“Hutchison Baiyunshan” are to Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited, which was our non-consolidated joint venture with Guangzhou Baiyunshan in which we indirectly held a 50% interest through a holding company until our disposal of such interest on September 28, 2021 (this interest was previously held through a holding company in which we have a 80% interest);
●	“HUTCHMED Science Nutrition” are to HUTCHMED Science Nutrition Limited, our previous wholly owned subsidiary which we divested in December 2023;
●	“Hutchison Hain Organic” are to Hutchison Hain Organic Holdings Limited, our previous joint venture with Hain Celestial in which we had a 50% interest and divested in December 2023;
●	“Hutchison Healthcare” are to Hutchison Healthcare Limited, our wholly owned subsidiary;
●	“HUTCHMED Limited”, our PRC-incorporated subsidiary through which we operate our Oncology/Immunology operations in China and in which we have a 99.8% interest;
●	“HUTCHMED Holdings” are to HUTCHMED Holdings Limited, our subsidiary incorporated in the Cayman Islands in which we have a 99.8% interest and which is the indirect holding company of HUTCHMED Limited;
●	“Hutchison Sinopharm” are to Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited, our PRC-incorporated joint venture with Sinopharm in which we have a 50.9% interest and through which we operate our principal consolidated joint venture;
●	“Inmagene” are to Inmagene Biopharmaceuticals;
●	“ordinary shares” or “shares” are to our ordinary shares, par value $0.10 per share;
●	“RMB” or “renminbi” are to the legal currency of the PRC;
●	“SEHK” are to The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange;
●	“Shanghai Hutchison Pharmaceuticals” are to Shanghai Hutchison Pharmaceuticals Limited, our non-consolidated joint venture with Shanghai Pharmaceuticals in which we have a 50% interest;
●	“Shanghai Pharmaceuticals” are to Shanghai Pharmaceuticals Holding Co., Ltd., a leading pharmaceutical company in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange;
●	“Sinopharm” are to Sinopharm Group Co. Ltd., a leading distributor of pharmaceutical and healthcare products and a leading supply chain service provider in China listed on the Hong Kong Stock Exchange;
●	“Takeda” are to Takeda Pharmaceuticals International AG
●	“U.S.” or “United States” are to the United States of America;
●	“$” or “U.S. dollars” are to the legal currency of the United States; and
●	“£” or “pound sterling” are to the legal currency of the United Kingdom.

References in this annual report to our “Oncology/Immunology” operations are to all activities related to oncology/immunology, including sales, marketing, manufacturing and research and development with respect to our drugs and drug candidates, and references to our “Other Ventures” are to all of our other businesses.

Our reporting currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into dollars for the convenience of the reader. Unless otherwise stated, all translations of pound sterling into U.S. dollars were made at £1.00 to $1.27, all translations of RMB into U.S. dollars were made at RMB7.16 to $1.00 and all translations of HK dollars into U.S. dollars were made at HK$7.8 to $1.00, which are the exchange rates used in our audited consolidated financial statements as of December 31, 2023. We make no representation that the pound sterling, HK dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars, pounds sterling or HK dollars, as the case may be, at any particular rate or at all.

Trademarks and Service Marks

We own or have been licensed rights to trademarks, service marks and trade names for use in connection with the operation of our business, including, but not limited to, the trademarks “Hutchison”, “Chi-Med”, “Hutchison China MediTech”, “HUTCHMED”, “Elunate”, “Fruzaqla”, “Sulanda”, “Orpathys”, “Tazverik” and the logos used by HUTCHMED Limited. All other trademarks, service marks or trade names appearing in this annual report that are not identified as marks owned by us are the property of their respective owners.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The words “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “project,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. These forward-looking statements include statements regarding:

●	the initiation, timing, progress and results of our or our collaboration partners’ pre-clinical and clinical studies, and our research and development programs;
●	our or our collaboration partners’ ability to advance our drug candidates into, and/or successfully complete, clinical studies;
●	the timing of regulatory filings and the likelihood of favorable regulatory outcomes and approvals;
●	regulatory developments in China, the United States and other countries;
●	the ability of our or our collaboration partners’ drug sales team to effectively develop and execute promotional and marketing activities to support the marketing and sales of our approved drug candidates;
●	the timing, progress and results of our or our collaboration partners’ commercial launches, the rate and degree of market acceptance and potential market for any of our approved drug candidates;
●	the pricing and reimbursement of our and our joint ventures’ products and our approved drug candidates;
●	our ability to contract on commercially reasonable terms with contract research organizations, or CROs, third-party suppliers and manufacturers;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our or our joint ventures’ products and our drug candidates;
●	the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical studies for our drug candidates;
●	estimates of our expenses, future revenue, capital requirements and our needs for additional financing;
●	our ability to obtain additional funding for our operations;
●	the potential benefits of our collaborations and our ability to enter into future collaboration arrangements;
●	the ability and willingness of our collaborators to actively pursue development activities under our collaboration agreements;
●	our receipt of milestone or royalty payments, service payments and manufacturing costs pursuant to our strategic alliances with AstraZeneca, Eli Lilly, Takeda and Inmagene;
●	our financial performance;
●	our ability to attract and retain key scientific and management personnel;
●	our relationship with our joint venture and collaboration partners;
●	developments relating to our competitors and our industry, including competing drug products;
●	changes in our tax status or the tax laws in the jurisdictions that we operate; and
●	developments in our business strategies and business plans.

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

C.   Reasons for the Offer and Use of Proceeds.

Not applicable.

D.   Risk Factors.

HUTCHMED (China) Limited is a Cayman Islands holding company which conducts its operations in China through its PRC subsidiaries (our corporate group does not utilize any variable interest entities). We face various legal and operational risks and uncertainties as a company with substantial operations in China. The PRC government has significant authority to exert influence on the ability of a company with substantial operations in China, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with PRC regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity, data privacy and from U.S. regulators if there is a lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors, which is further discussed below under “—Holding Foreign Companies Accountable Act” and in various risk factors in this section. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government publishes from time to time new policies that can significantly affect our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of our ADSs and ordinary shares to significantly decline or in extreme cases, become worthless.

Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In March 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As a result, the SEC will not provisionally or conclusively identify an issuer as a Commission-Identified Issuer if it files an annual report with an audit report issued by a registered public accounting firm headquartered in mainland China or Hong Kong on or after December 15, 2022, until such time as the PCAOB issues a new determination. Whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in the future is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See Item 3.D. “Risk Factors—Risks Relating to our ADSs—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and Item 3.D. “ Risk Factors—Risks Relating to our ADSs—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, the CSRC published the Trial Measures and Listing Guidelines (defined below) on February 17, 2023 and became effective on March 31, 2023, designed to regulate overseas securities offerings by PRC domestic companies. Given the recent nature of the introduction of the Trial Measures and Listing Guidelines, there remains significant uncertainty as to the interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. As of the date of this annual report, in connection with our historical issuance of securities to foreign investors, we are not aware of any currently effective PRC laws, regulations and regulatory rules that would require us or our non-consolidated joint venture to obtain permissions from the China Securities Regulatory Commission (the “CSRC”), and we have not received any formal notice from any PRC authority indicating that we should apply for such permission or are subject to cybersecurity review or security assessment. If (i) we mistakenly conclude that certain regulatory filings, permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change and (iii) we are required to obtain such filings, permissions or approvals in the future, but fail to receive or maintain such filings, permissions or approvals, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. In addition, rules and regulations in China can change with little advance notice. These regulatory agencies may impose fines and penalties on our operations in China, limit our operations in China, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. Our non-consolidated joint venture faces the same risks as well. See also “Other Risks and Risks Relating to Doing Business in China—The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight and discretion over our business could result in a material adverse change in our operations and the value of our ordinary shares and ADSs. Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could materially and adversely affect us.” and “—The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares and ADSs could decline in value or become worthless.”

Cash Flows Through Our Organization

HUTCHMED (China) Limited is a Cayman Islands incorporated holding company with no material operations of its own. We conduct our operations primarily in China through our PRC subsidiaries and non-consolidated joint ventures, collectively referred to as the Onshore Entities below. HUTCHMED (China) Limited has an indirect equity ownership interest in all Onshore Entities through offshore Hong Kong-incorporated holding companies, and it has received funding through various capital markets transactions. We also fund our operations through cash flows generated and dividend payments from our Oncology/Immunology and Other Ventures operations (substantially all of which have been generated in China), service and milestone and upfront payments from our collaboration partners to our PRC subsidiaries, and bank loans to our subsidiaries.

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

For the years ended December 31, 2023, 2022 and 2021, HUTCHMED provided funds to its PRC subsidiaries of $20.0 million, $310.0 million and $230.0 million, respectively, of which $20.0 million, $100.0 million and $100.0 million, respectively, were in the form of capital contributions and nil, $210.0 million and $130.0 million, respectively, were in the form of shareholder loans. Additionally, during the years ended December 31, 2023 and 2022, shareholder loans of approximately $2.6 million and $3.4 million were repaid by a PRC subsidiary, respectively. There were no transfers of assets other than transfers of cash to/from PRC subsidiaries in 2023, 2022 and 2021.

For the years ended December 31, 2023, 2022 and 2021, the Hong Kong immediate holding company of our onshore non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, received dividends totaling approximately $42.3 million, $43.7 million and $49.9 million, respectively. These dividends were subject to a 5% withholding tax upon distribution from Shanghai Hutchison Pharmaceuticals to its Hong Kong immediate holding company.

HUTCHMED also conducts operations outside of China through subsidiaries in the U.S. and E.U. Such subsidiaries in the U.S. and E.U. have entered into service agreements with our PRC subsidiaries pursuant to which cash is transferred by our PRC subsidiaries to them to support their operations via the settlement of service invoices based on actual activities.

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

Risks Relating to Our Financial Position and Need for Capital

●	Risks relating to our need for additional funding
●	Risks relating to our existing and future indebtedness

Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates

●	Risks relating to our approach to the discovery and development of drug candidates and the lengthy, expensive and uncertain clinical development process

●	Risks relating to expediting regulatory review, obtaining and maintaining regulatory approval and ongoing regulatory review for our drug candidates
●	Risks relating to the commercialization of our drug candidates
●	Risks relating to undesirable side effects of our drug candidates
●	Risks relating to competition in discovering, developing and commercializing drugs
●	Risks relating to our collaboration partners with respect to clinical trials, marketing and distribution
●	Risks relating to our international operations

Risks Relating to Sales of Our Internally Developed Drugs and Other Drugs

●	Risks relating to obtaining and maintaining permits and licenses for our and our joint ventures’ pharmaceutical operations in China
●	Risks relating to leveraging our Other Ventures’ prescription drug business to commercialize our internally developed drug candidates
●	Risks relating to competition in selling our approved, internally developed drugs and drugs of our Other Ventures
●	Risks relating to maintaining and enhancing the brand recognition of our drugs
●	Risks relating to the availability of reimbursement of our drugs, the lack of which could diminish our sales or profitability
●	Risks relating to counterfeit products in China
●	Risks relating to rapid changes in the pharmaceutical industry rendering our products obsolete
●	Risks relating to cultivating or sourcing raw materials
●	Risks relating to adverse publicity of us, our collaboration partners, our joint ventures or our products

Risks Relating to Our Dependence on Third Parties

●	Risks relating to disagreements with current or future collaboration partners which we rely on for certain drug development activities including the conducting of clinical trials, manufacturing and commercialization of our medicines
●	Risks relating to relying on third party suppliers for the active pharmaceutical ingredients in our drug candidate and drug products
●	Risks relating to our collaboration partners or our CROs’ failure to comply with regulatory requirements pertaining to clinical trials
●	Risks relating to our collaboration partners, principal investigators, CROs and other third-party contractors and consultants engaging in misconduct or other improper activities
●	Risks relating to relying on distributors for logistics and distributions services
●	Risks relating to the availability of benefits currently enjoyed by virtue of our association with CK Hutchison

Other Risks and Risks Relating to Doing Business in China

●	Risks relating to compliance with privacy and cybersecurity laws, information security policies and contractual obligations related to data privacy and security and any information technology or data security failures
●	Risks relating to product liability claims or lawsuits
●	Risks relating to liabilities under anti-corruption laws, environmental, health and safety laws and laws relating to equity incentive plans
●	Risks relating to changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system, China’s currency exchange limits and PRC government tax incentives or treatment

Risks Relating to Intellectual Property

●	Risks relating to our, our joint ventures and our collaboration partners’ abilities to protect and enforce intellectual property rights and maintain confidentiality of trade secrets
●	Risks relating to infringing upon third parties’ intellectual property rights

Risks Relating to our ADSs

●	Risks relating to being delisted from the Nasdaq if the PCAOB is unable to inspect or investigate completely auditors located in China in the future
●	Risks relating to our largest shareholder which may limit the ability of other shareholders to influence corporate matters

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

We expect to incur significant expenses in connection with our ongoing activities, particularly as we or our collaboration partners advance the clinical development of our clinical drug candidates which are currently in active or completed clinical studies in various countries. We will incur significant expenses as we continue research and development and initiate additional clinical trials of, and seek regulatory approval for, these and other future drug candidates. In addition, we have incurred and expect to continue to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution in China for surufatinib (marketed as Sulanda), our unpartnered drug product approved in China in December 2020, and any of our other unpartnered drug candidates that may be approved in the future. For example, the costs that may be required for the manufacture of any drug candidate that receives regulatory approval may be substantial as we may have to modify or increase the production capacity at our current manufacturing facilities or contract with third-party manufacturers. We may also incur expenses as we create additional infrastructure to support the research and development, commercialization and manufacturing of our drug products and candidates.

As a result, we have experienced negative cash flows from operations in the past. Our net cash used in operating activities was $204.2 million and $268.6 million for the years ended December 31, 2021 and 2022, respectively. Even though we generated significant amount of net cash of $219.3 million from our operating activities in 2023, this may not continue in the future as it depends on a variety of factors, including but not limited to:

●	the number and development requirements of the drug candidates we pursue;
●	the scope, progress, timing, results and costs of researching and developing our drug candidates, and conducting pre-clinical and clinical trials;
●	the cost, timing and outcome of regulatory review of our drug candidates;
●	the cost and timing of commercialization activities, including product manufacturing, marketing, sales and distribution, for our drug candidates for which we have received regulatory approval;
●	the amount and timing of any upfront milestone or royalty payments, service payments and reimbursement of manufacturing costs from our collaboration partners, with whom we cooperate with respect to the development and potential commercialization of certain of our drug candidates;
●	the cash received from commercial sales of drug candidates for which we have received regulatory approval;
●	our ability to establish and maintain strategic partnerships, collaboration, licensing or other arrangements and the financial terms of such agreements; and
●	the cost, timing and outcome of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

Accordingly, we may need to obtain substantial funding in connection with our continuing operations through public or private equity offerings, debt financings, collaborations or licensing arrangements or other sources. If we are unable to raise capital when needed or on attractive terms to supplement the cash generated from operating activities to support our operations, we could incur losses and be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Raising capital may dilute our shareholders, restrict our operations or require us to relinquish rights to technologies or drug candidates.

We expect to finance our cash needs in part through cash flow from our operations, and we may also rely on raising capital through a combination of public or private equity offerings, debt financings and/or license and development agreements with collaboration partners. In addition, we may seek capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise capital through the sale of equity or convertible debt securities (including potential further listings on other stock exchanges), the ownership interest of our shareholders may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect the rights of our existing shareholders. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. Additional debt financing would also result in increased fixed payment obligations.

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

Our outstanding indebtedness combined with current and future financial obligations and contractual commitments, including any additional indebtedness beyond our current loan facilities could have significant adverse consequences, including:

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

Investment in biopharmaceutical drug development is highly speculative. It entails substantial upfront expenditures and significant risk that a drug candidate might fail to gain regulatory approval or become commercially viable. Therefore, we expect to continue to incur significant expenses related to our ongoing operations, particularly research and development expenses, for the foreseeable future as we expand our development of, and seek regulatory approvals for, our drug candidates. We have historically generated net cash outflows from operations in 2021 and 2022. Although our net cash from operations turned positive in 2023, there is no guarantee that we will be able to continue to do so in the future as our operating cash flows depend on a number of variables that we may not be able to accurately predict or fully control, including the number and scope of our drug development programs and the associated cost of those programs, the cost of commercializing any approved products, our ability to generate revenue and the timing and amount of milestones and other payments we make or receive through arrangements with third parties. Our failure to generate positive cash flow from operations may adversely affect our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.

We face risks with our short-term investments and in collecting our accounts receivables.

Our short-term investments are bank deposits with maturities of more than three months but less than one year. Our short-term investments were $317.7 million and $602.7 million as of December 31, 2022 and 2023, respectively, and are placed with major financial institutions. These investments may earn yields substantially lower than expected. Failure to realize the benefits we expected from these investments may materially and adversely affect our business and financial results. To date, we have experienced no loss or lack of access to our invested cash or cash equivalents; however, we can provide no assurance that access to our invested cash and cash equivalents will not be impacted by adverse conditions in the financial and credit markets.

Our accounts receivable balance, net of allowance for credit losses, totaled $98.0 million and $116.9 million as of December 31, 2022 and 2023, respectively. We have policies and procedures in place to ensure that sales are made to customers with an appropriate credit history. We perform periodic credit evaluations of our customers and monitor risk factors and forward-looking information, such as country risk, when determining credit limits for customers. However, there can be no assurance such policies and procedures will effectively limit our credit risk and enable us to avoid losses, which could adversely affect our financial condition and results of operations. In addition, amounts due to us are not covered by collateral or credit insurance. If we fail to collect all or part of such accounts receivable in a timely manner, or at all, our financial condition may be materially and adversely affected.

Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates

Our Oncology/Immunology operations historically operated at a net loss, and our future profitability is dependent on the performance of our Oncology/Immunology operations which rely on the successful commercialization of our drug candidates.

To date, savolitinib, fruquintinib and surufatinib (marketed as Orpathys, Elunate and Sulanda, respectively in China and in the U.S. for fruquintinib as Fruzaqla) are our only internally developed drug candidates that have been approved for sale. We do not expect our Oncology/Immunology operations to be significantly profitable unless and until we consistently generate substantial revenue from them and can successfully commercialize our other drug products.

Successful commercialization of our drug candidates is subject to many risks. Savolitinib is marketed as Orpathys in collaboration with our partner, AstraZeneca. We have partnered with Eli Lilly and Takeda on the commercialization of fruquintinib. Surufatinib is marketed by us as Sulanda without the support of a collaboration partner. Savolitinib, fruquintinib and surufatinib are the first innovative oncology drugs we, as an organization, have commercialized, and there is no guarantee that we or our collaboration partners will be able to successfully commercialize them or any of our other drug candidates for their approved indications. There are numerous examples of failures to meet expectations of market potential, including by pharmaceutical companies with more experience and resources than us. There are many factors that could cause the commercialization of savolitinib, fruquintinib and surufatinib or our other drug products to be unsuccessful, including a number of factors that are outside our control. In the case of fruquintinib, for example, the third-line metastatic colorectal cancer, or mCRC, patient population in China may be smaller than we estimate or physicians may be unwilling to prescribe, or patients may be unwilling to take, fruquintinib for a variety of reasons. Additionally, any negative development for fruquintinib, surufatinib or savolitinib in clinical development in additional indications, or in regulatory processes in other jurisdictions, may adversely impact the commercial results and potential of savolitinib, fruquintinib and surufatinib in China and globally. For example, in April 2022, the FDA issued a Complete Response Letter regarding the NDA for surufatinib for the treatment of non-pancreatic neuroendocrine tumors (NETs) and pancreatic NETs and determined that the data package submitted did not support an approval in the U.S. at the time. We subsequently withdrew our submissions to the FDA and the EMA for surufatinib. Thus, significant uncertainty remains regarding the commercial potential of savolitinib, fruquintinib and surufatinib.

Although our operations were profitable in 2023, we may not continue to achieve profitability based on the revenue to be generated from savolitinib, fruquintinib and surufatinib and/or our other drug candidates, if ever. If the commercialization of savolitinib, fruquintinib, surufatinib and/or our other drug candidates is unsuccessful or perceived as disappointing, our stock price could decline significantly and the long-term success of the product and our company could be harmed.

All of our drug candidates are still in development. If we are unable to obtain regulatory approval and ultimately commercialize our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.

All of our drug candidates are still in development, including those that have already received approval for the treatment of certain indications in China and United States. Although we may receive payments from our collaboration partners, including upfront payments and payments for achieving development, regulatory or commercial milestones, for certain of our drug candidates, our ability to generate significant revenue from our drug candidates is dependent on their receipt of additional regulatory approval and successful commercialization, which may never occur. Each of our drug candidates in development will require additional pre-clinical and/or clinical trials, regulatory approval in multiple jurisdictions, and substantial investment in manufacturing and significant efforts before we generate significant revenue from product sales. The success of our drug candidates will depend on several factors, including the following:

●	successful completion of additional pre-clinical and/or clinical trials;
●	successful enrollment in, and completion of, additional clinical trials;
●	receipt of additional regulatory approvals from applicable regulatory authorities for planned clinical trials, future clinical trials, drug registrations or post-approval trials;
●	successful completion of all studies required to obtain regulatory approval and/or fulfillment of post-approval requirements in the United States, China, Europe, Japan and other jurisdictions for our drug candidates;
●	adapting our commercial manufacturing capabilities to the specifications for our drug candidates for clinical supply and commercial manufacturing;
●	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our drug candidates;
●	launching commercial sales of our drug candidates, if and when approved, whether alone or in collaboration with others;
●	acceptance of the drug candidates, if and when approved, by patients, the medical community and third-party payors;
●	effectively competing with other therapies;
●	obtaining and maintaining healthcare coverage and adequate reimbursement;
●	enforcing and defending intellectual property rights and claims; and
●	maintaining a continued acceptable safety profile of the drug candidates following approval.

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

Even if we are able to develop compounds that successfully target the relevant kinases in pre-clinical studies, we may not succeed in demonstrating safety and efficacy of the drug candidates in clinical trials. Even if we are able to demonstrate safety and efficacy of compounds in certain indications in certain jurisdictions, we may not succeed in demonstrating the same in other indications or in the same indications in other jurisdictions. As a result, our efforts may not result in the discovery or development of drugs that are commercially viable or superior to existing drugs or other therapies on the market. While the results of pre-clinical studies, early-stage clinical trials as well as clinical trials in certain indications have suggested that certain of our drug candidates may successfully inhibit kinases and may have significant utility in several cancer indications, potentially in combination with other cancer drugs, chemotherapy and immunotherapies, we have not yet demonstrated efficacy and safety for many of our drug candidates in later stage clinical trials.

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

The regulatory approval processes of the U.S. Food and Drug Administration, or FDA, National Medical Products Administration of China, or NMPA, EMA, PDMA and comparable authorities in other countries are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our ability to generate revenue will be materially impaired.

Our drug candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export, are subject to comprehensive regulation by the FDA, NMPA, EMA, PDMA and other regulatory agencies in the United States, China, Europe, Japan and by comparable regulatory authorities in other countries. Securing regulatory approval requires the submission of extensive pre-clinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the drug candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our drug candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

The process of obtaining regulatory approvals in the United States, China, Europe, Japan and other countries is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the drug candidates involved. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted New Drug Application, or NDA, pre-market approval or equivalent application types, may cause delays in the approval or rejection of an application. The FDA, NMPA, EMA, PDMA and comparable regulatory authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional pre-clinical, clinical or other studies. Our drug candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

●	the FDA, NMPA, EMA, PDMA or comparable regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials;
●	we may be unable to demonstrate to the satisfaction of the FDA, NMPA, EMA, PDMA or comparable regulatory authorities that a drug candidate is safe and effective for its proposed indication;
●	the results of clinical trials may not meet the level of statistical significance required by the FDA, NMPA, EMA, PDMA or comparable regulatory authorities for approval;
●	we may be unable to demonstrate that a drug candidate’s clinical and other benefits outweigh its safety risks;

●	the FDA, NMPA, EMA, PDMA or comparable regulatory authorities may disagree with our interpretation of data from pre-clinical studies or clinical trials;
●	the data collected from clinical trials of our drug candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;
●	the FDA, NMPA, EMA, PDMA or comparable regulatory authorities may fail to approve the manufacturing processes for our clinical and commercial supplies;
●	the approval policies or regulations of the FDA, NMPA, EMA, PDMA or comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval;
●	the FDA, NMPA, EMA, PDMA or comparable regulatory authority may prioritize treatments for emerging health crises, such as COVID-19, resulting in delays for our drug candidates;
●	the FDA, NMPA, EMA, PDMA or comparable regulatory authorities may restrict the use of our products to a narrow population; and
●	our collaboration partners or CROs that are retained to conduct the clinical trials of our drug candidates may take actions that materially and adversely impact the clinical trials.

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

If the FDA, NMPA, EMA, PDMA or another regulatory agency revokes its approval of, or if safety, efficacy, manufacturing or supply issues arise with, any therapeutic that we use in combination with our drug candidates, we may be unable to market such drug candidate or may experience significant regulatory delays or supply shortages, and our business could be materially harmed.

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

If the FDA, NMPA, EMA, PDMA or another regulatory agency revokes its approval, or does not grant approval, of any of these and other therapeutics we use in combination with our drug candidates, we will not be able to market our drug candidates in combination with such therapeutics. If safety or efficacy issues arise with these or other therapeutics that we seek to combine with our drug candidates in the future, we may experience significant regulatory delays, and we may be required to redesign or terminate the applicable clinical trials. In addition, if manufacturing or other issues result in a supply shortage of these or any other combination therapeutics, we may not be able to complete clinical development of savolitinib, fruquintinib, surufatinib and/or any other of our drug candidates on our current timeline or at all.

Even if one or more of our drug candidates were to receive regulatory approval for use in combination with a therapeutic, we would continue to be subject to the risk that the FDA, NMPA, EMA, PDMA or another regulatory agency could revoke its approval of the combination therapeutic, or that safety, efficacy, manufacturing or supply issues could arise with one of these combination therapeutics. This could result in savolitinib, fruquintinib, surufatinib or one of our other products being removed from the market or being less successful commercially.

We face substantial competition, and our competitors may discover, develop or commercialize drugs before or more successfully than we do.

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

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any drugs that we or our collaborators may develop. Our competitors also may obtain FDA, NMPA, EMA, PDMA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all of our drug candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

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

Commencing each of our clinical trials is subject to finalizing the trial design based on ongoing discussions with the FDA, NMPA, EMA, PDMA or other regulatory authorities. The FDA, NMPA, EMA, PDMA and other regulatory authorities could change their position on the acceptability of our trial designs or clinical endpoints, which could require us to complete additional clinical trials or impose approval conditions that we do not currently expect. Successful completion of our clinical trials is a prerequisite to submitting an NDA or analogous filing to the FDA, NMPA, EMA, PDMA or other regulatory authorities for each drug candidate and, consequently, the ultimate approval and commercial marketing of our drug candidates. We do not know whether any of our clinical trials will begin or be completed on schedule, if at all.

We and our collaboration partners may incur additional costs or experience delays in completing our pre-clinical or clinical trials, or ultimately be unable to complete the development and commercialization of our drug candidates.

We and our collaboration partners, including AstraZeneca, Eli Lilly, Takeda, BeiGene Ltd., or BeiGene, Inmagene, Innovent Biologics (Suzhou) Co., Inc., or Innovent, Genor Biopharma Co. Ltd., or Genor, Shanghai Junshi Biosciences Co. Ltd., or Junshi and Epizyme, Inc. (a subsidiary of Ipsen Pharma SAS), or Epizyme may experience delays in completing our pre-clinical or clinical trials, and numerous unforeseen events could arise during, or as a result of, future clinical trials, which could delay or prevent us from receiving regulatory approval, including:

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

We could encounter regulatory delays if a clinical trial is suspended or terminated by us or our collaboration partners, by, as applicable, the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board, which is an independent group of experts that is formed to monitor clinical trials while ongoing, or by the FDA, NMPA, EMA, PDMA or other regulatory authorities. Such authorities may impose a suspension or termination due to a number of factors, including: a failure to conduct the clinical trial in accordance with regulatory requirements or the applicable clinical protocols, inspection of the clinical trial operations or trial site by the FDA, NMPA, EMA, PDMA or other regulatory authorities that results in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our drug candidates. Further, the FDA, NMPA, EMA, PDMA or other regulatory authorities may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials.

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

Our drug development costs will also increase if we experience delays in testing or regulatory approvals. We do not know whether any of our clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant pre-clinical study or clinical trial delays also could allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our drug candidates and may harm our business and results of operations. Any delays in our clinical development programs may significantly harm our business, financial condition and prospects.

If we or our collaboration partners experience delays or difficulties in the enrollment of patients in clinical trials, the progress of such clinical trials and our receipt of necessary regulatory approvals could be delayed or prevented.

We or our collaboration partners may not be able to initiate or continue clinical trials for our drug candidates if we or our collaboration partners are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, NMPA, EMA, PDMA or similar regulatory authorities. In particular, we and our collaboration partners have designed many of our clinical trials, and expect to design future trials, to include some patients with the applicable genomic alteration that causes the disease with a view to assessing possible early evidence of potential therapeutic effect. Genomically defined diseases, however, may have relatively low prevalence, and it may be difficult to identify patients with the applicable genomic alteration. In addition, for many of our trials, we focus on enrolling patients who have failed their first or second-line treatments, which limits the total size of the patient population available for such trials. The inability to enroll a sufficient number of patients with the applicable genomic alteration or that meet other applicable criteria for our clinical trials would result in significant delays and could require us or our collaboration partners to abandon one or more clinical trials altogether.

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

Undesirable side effects caused by our drug candidates could cause us or our collaboration partners to interrupt, delay or halt clinical trials or could cause regulatory authorities to interrupt, delay or halt our clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, NMPA, EMA, PDMA or other regulatory authorities. In particular, as is the case with all oncology drugs, it is likely that there may be side effects associated with the use of certain of our drug candidates. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA, NMPA, EMA, PDMA or comparable regulatory authorities could order us to cease further development of or deny approval of our drug candidates for some or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

Any of these events could prevent us from achieving or maintaining market acceptance of the affected drug candidates and could substantially increase the cost of commercializing our drug candidates, if approved, and significantly impact our ability to successfully commercialize our drug candidates and generate revenue.

We and our collaboration partners have conducted and intend to conduct additional clinical trials for certain of our drug candidates at sites outside the United States, and the FDA may not accept data from trials conducted in such locations or may require additional U.S.-based trials.

We and our collaboration partners have conducted, currently are conducting and intend in the future to conduct, clinical trials outside the United States, particularly in China where our Oncology/Immunology operations are headquartered as well as in other jurisdictions such as Australia, Japan, South Korea and various European countries.

Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted by qualified investigators in accordance with current good clinical practices, or GCPs, including review and approval by an independent ethics committee and receipt of informed consent from trial patients. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the patient population for any clinical trial conducted outside of the United States must be representative of the population for which we intend to seek approval in the United States. In addition, while these clinical trials are subject to applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also comply with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from our clinical trials conducted outside the United States, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our ability to develop and market these or other drug candidates in the United States. In April 2022, we received a Complete Response Letter from the FDA regarding the NDA for surufatinib for the treatment of pancreatic NETs and non-pancreatic NETs. The FDA determined that the data package submitted in the application, based on two successful Phase III trials in China and one bridging study in the U.S., were not sufficient to support approval in the U.S.. The Complete Response Letter indicated that a multi-regional clinical trial would be required for U.S. approval. We subsequently withdrew our submissions to the FDA and the EMA for surufatinib.

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

Under the Breakthrough Therapy Drug Review Procedures (For Trial Implementation), the Review and Approval Procedures for Conditional Approval of Drug Marketing Applications (For Trial Implementation), and the Priority Review and Approval Procedures for Drug Marketing Authorization (For Trial Implementation), the NMPA (or, where applicable, the National Health Commission, or the NHC) may grant priority review approval (i) to innovative drugs or new improved drugs undergoing clinical trials that are used to prevent and treat diseases that are seriously life-threatening or which seriously affect quality of life for which there is no effective prevention or treatment, or for which there is sufficient evidence to show obvious clinical advantages compared with existing treatments, (ii) to drugs undergoing clinical trials which meet the conditions for conditional approval specified in the Technical Guidelines for Conditional Approval of Drugs, (iii) to innovative drugs and new improved drugs which are in shortage, prevent and treat major infectious diseases and rare diseases, (iv) to new varieties, dosage forms and specifications that meet the physiological characteristics of children, (v) to vaccines (including innovative vaccines) urgently needed for control and prevention of diseases, and (vi) under other circumstances stipulated by the NMPA. Priority review provides a fast track process for drug registration. In the past, we received priority review status for a number of our drug candidates, including for example fruquintinib for the treatment of advanced colorectal cancer, or CRC, savolitinib for the treatment of NSCLC and surufatinib for the treatment of advanced NET. We anticipate that we may seek priority review for certain of our other drug candidates in the future.

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

Even if we or our collaboration partners receive regulatory approval for our drug candidates, we or our collaboration partners are subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

If the FDA, NMPA, EMA, PDMA or a comparable regulatory authority approves any of our drug candidates, we or our collaboration partners will continue to be subject to extensive and ongoing regulatory requirements. For example, even though the NMPA has granted approval of fruquintinib, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for fruquintinib continue to be subject to the NMPA’s oversight. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing processes.

Any regulatory approvals that we or our collaboration partners receive for our drug candidates may also be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including post-approval testing, sometimes referred to as Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the drug. In addition, regulatory policies may change or additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. If we or our collaboration partners are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaboration partners are not able to maintain regulatory compliance, we or our collaboration partners may lose any regulatory approval that we or our collaboration partners may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with any of our drugs that receive regulatory approval.

Once a drug is approved by the FDA, NMPA, EMA, PDMA or a comparable regulatory authority for marketing, it is possible that there could be a subsequent discovery of previously unknown problems with the drug, including problems with third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements. If any of the foregoing occurs with respect to our drug products, it may result in, among other things:

●	restrictions on the marketing or manufacturing of the drug, withdrawal of the drug from the market, or drug recalls;
●	fines, warning letters or holds on clinical trials;
●	refusal by the FDA, NMPA, EMA, PDMA or comparable regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of drug license approvals;
●	drug seizure or detention, or refusal to permit the import or export of drugs; and
●	injunctions or the imposition of civil or criminal penalties.

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

Any adverse developments related to the administration of our drug candidates in compassionate use programs may affect our and/or our partners’ ability to obtain regulatory approval or commercialize our drug candidates.

In many countries, physicians are permitted to administer unapproved drugs to patients who have life-threatening disease with no viable available therapy. From time to time, we and our partners participate in such programs and offer our drug candidates for patient treatment. Given that the patients receiving treatment under such programs often have very advanced diseases, there is an increased risk that they may experience more severe adverse events. If serious adverse events or other issues that call into question the potential efficacy and safety of our drug candidates occur when our drug candidates are administered through compassionate use programs, the NMPA, the FDA and other regulatory authorities may delay, limit, or deny approval of our drug candidates or require us and/or our partners to conduct additional clinical trials as a condition to marketing approval, which would increase drug development costs.

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

We are party to a joint venture agreement with Shanghai Pharmaceuticals, relating to our non-consolidated joint venture namely, Shanghai Hutchison Pharmaceuticals, which forms part of the operations of our Other Ventures. Our equity in earnings of such non-consolidated joint venture, net of tax, was $44.7 million, $49.7 million and $47.3 million for the years ended December 31, 2021, 2022 and 2023, respectively, as recorded in our consolidated financial statements. As such, our results of operations and financial performance have been, and will continue to be, affected by the financial performance of such joint venture as well as any other equity investees we have or may have in the future. We may also be required to recognize an impairment charge in our consolidated financial statements if there is a decline in the fair market value of our investments in such businesses below their carrying amounts for whatever reason that is determined to be other-than-temporary. Furthermore, we have consolidated joint ventures with Sinopharm which accounted for substantially all of our Other Ventures’ consolidated revenue for the years ended December 31, 2021, 2022 and 2023.

As a result, our ability to fund our operations and pay our expenses or to make future dividend payments, if any, is partly dependent on the earnings of our joint ventures and the payment of those earnings to us in the form of dividends. Payments to us by our joint ventures will be contingent upon our joint ventures’ earnings and other business considerations and may be subject to statutory or contractual restrictions. Each joint venture’s ability to distribute dividends to us is subject to approval by their respective boards of directors, which in the case of Shanghai Hutchison Pharmaceuticals is comprised of an equal number of representatives from each party. Furthermore, our ability to promptly sell one or more of our interests in our joint ventures in response to changing corporate strategy or economic, financial and investment conditions is limited. The market for such investments can be affected by various factors, such as general economic and market conditions, availability of financing, interest rates and investor demand, many of which are beyond our control. If we determine to sell any of our joint venture investments, we cannot predict if we will be successful or whether any price or other terms offered by a prospective purchaser would be acceptable to us.

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

We have leveraged our experience operating our prescription drugs business to commercialize certain of our approved, internally developed drug candidates in China. We must adapt our know-how to build a specific oncology and/or immunology focused sales and marketing team. As of December 31, 2023, we had an oncology commercial team with over 900 staff to support the commercialization of fruquintinib, surufatinib and our other drug candidates, if approved. There are risks involved in establishing an in-house oncology commercial team. For example, recruiting and/or training a sales force to detail our approved drug candidates is time consuming and could delay any drug launch. Factors that may inhibit our efforts to commercialize our drug candidates include:

●	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;
●	our inability to effectively manage the expansion of our operations and train additional qualified personnel in the relevant areas of oncology and/or immunology;
●	our failure to prevent inappropriate business conducts, including behaviors that may violate anti-bribery and anti-corruption laws and regulations;
●	the inability of our sales personnel to obtain access to physicians or educate adequate numbers of physicians who then prescribe any future drugs; and

●	the lack of complementary drugs to be offered by our sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines.

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

In China, for example, the Ministry of Human Resources and Social Security of the PRC (the “MOHRSS”) or provincial or local human resources and social security authorities, together with other government authorities, review the inclusion or removal of drugs from the Medicines Catalogue for the National Basic Medical Insurance, Labor Injury Insurance and Childbirth System in China, or the National Reimbursement Drug List, or NRDL, or provincial or local medical insurance catalogues for the National Medical Insurance Program, and the category under which a drug will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are made based on a number of factors, including price and efficacy. Depending on the category under which a drug is classified in the provincial medicine catalogue, a National Medical Insurance Program participant residing in that province can be reimbursed for the full cost of Category A medicine and for the majority of the cost of a Category B medicine. In some instances, if the price range designated by the local or provincial government decreases, it may adversely affect our business and could reduce our total revenue, and if our revenue falls below production costs, we may stop manufacturing certain products. Since January 2020, January 2022 and March 2023, Elunate, Sulanda and Orpathys have been included in China’s NRDL as a Category B medicine, respectively.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs which may affect reimbursement rates of our drug candidates if approved. Various federal and state laws have been enacted to control drug pricing or require manufacturers to disclose information about drug pricing. For example, the Inflation Reduction Act of 2022, or IRA, was signed into law, and, among other provisions, mandates the negotiation of eligible Medicare Part B and Part D drugs; redesigns the Medicare Part D benefit; and imposes inflationary rebates for Medicare drugs that increase in price faster than the rate of inflation.

The IRA, or other federal or state laws, could affect the market conditions for, or pricing or reimbursement of, our products. There is no assurance that federal or state health care reform will not adversely affect our future business and financial results. We expect that additional U.S. state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our drug candidates or additional pricing pressures.

Moreover, eligibility for reimbursement in the United States does not imply that any drug will be paid for in all cases, or by all payors, or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim U.S. reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by U.S. government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors in the United States often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved drugs that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize drugs and our overall financial condition.

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

Our products are subject to competition from counterfeit products, especially counterfeit pharmaceuticals which are manufactured without proper licenses or approvals and are fraudulently mislabeled with respect to their content and/or manufacturer. Counterfeiters may illegally manufacture and market products under our or our joint venture’s brand names, the brand names of the third-party products we or they sell, or those of our or their competitors. Counterfeit pharmaceuticals are generally sold at lower prices than the authentic products due to their low production costs, and in some cases are very similar in appearance to the authentic products. Counterfeit pharmaceuticals may or may not have the same chemical content as their authentic counterparts. If counterfeit pharmaceuticals illegally sold under our or our joint ventures’ brand names or the brand names of third-party products we or they sell result in adverse side effects to consumers, we or our joint ventures may be associated with any negative publicity resulting from such incidents. In addition, consumers may buy counterfeit pharmaceuticals that are in direct competition with products sold through our Oncology/Immunology and Other Ventures operations, which could have an adverse impact on our revenue, business and results of operations. The proliferation of counterfeit pharmaceuticals in China and globally may grow in the future. Any such increase in the sales and production of counterfeit pharmaceuticals in China, or the technological capabilities of the counterfeiters, could negatively impact our revenue, reputation, business and results of operations.

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

The prices of necessary raw materials and products may be subject to price fluctuations according to market conditions, and any sudden increases in demand in the case of a widespread illness such as COVID-19, SARS, MERS or avian flu may impact the cost of production. Raw material price fluctuations could increase the cost to manufacture our products and adversely affect our operating results.

Adverse publicity associated with our company or collaboration partners, our joint ventures or our or their products or third-party licensed products or similar products manufactured by our competitors could have a material adverse effect on our results of operations.

Sales of our and our joint ventures’ products are highly dependent upon market perceptions of the safety and quality of such products, including proprietary products and third-party products we and they distribute. Concerns over the safety of biopharmaceutical products manufactured in China could have an adverse effect on the reputation of our industry and the sale of such products, including products manufactured or distributed by us, our collaboration partners and our joint ventures.

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

We are dependent on our joint ventures’ production facilities in Shanghai, China, our manufacturing facilities in Suzhou and Shanghai, China and third-party or our collaboration partners’ manufacturing facilities for the manufacture of the principal products of our joint ventures and our own drug candidates and products.

The principal products sold by our Other Ventures are mainly produced or expected to be produced at our joint ventures’ manufacturing facilities in Shanghai, China. Our commercial supplies of finished product for fruquintinib and surufatinib sold by our Oncology/Immunology operations are manufactured at our manufacturing facility in Suzhou, China. We outsourced the manufacture of active pharmaceutical ingredients and finished product of savolitinib to a third-party manufacturer based in Shanghai, China. We have also outsourced the manufacture of the active pharmaceutical ingredients to third-party manufacturers based in China for fruquintinib and surufatinib and we have engaged a back-up supplier for fruquintinib for China only. Until our new manufacturing facility in Shanghai is fully operational and it receives all the requisite government and other approvals, we have no back-up manufacturing facility for the finished product of savolitinib and surufatinib, and our ability to produce such drugs will be negatively impacted if we experience any significant production problems at our Suzhou facility or at our third party manufacturers’ facilities. In relation to the U.S. market, finished product for fruquintinib can be supplied by either our facility in Suzhou or a third-party manufacturer in Switzerland and potentially this third-party manufacturer could supply finished product to us to be sold in China subject to relevant approvals. A significant disruption at our, our collaboration partners’, our joint ventures’ and/or our contract manufacturer’s facilities, even on a short-term basis, could impair our, our collaboration partners’ and/or our joint ventures’ ability to timely produce and ship products, which could have a material adverse effect on our business, financial position and results of operations.

Our, our collaboration partners’, our joint ventures’ and our contract manufacturer’s manufacturing operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquake, fire, floods, environmental accidents, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our, our collaboration partners’, our joint ventures’ or our contract manufacturer’s business at these facilities would be materially impaired. In addition, the nature of our production and research activities could cause significant delays in our programs and make it difficult for us to recover from a disaster or switch to other contract manufacturers. We and our joint ventures maintain insurance for business interruptions to cover some of our potential losses; however, such disasters could still disrupt our operations and thereby result in substantial costs and diversion of resources.

In addition, our, our collaboration partners’, our joint ventures’ and our contract manufacturer’s production process requires a continuous supply of electricity. We and they have encountered power shortages historically due to restricted power supply to industrial users during summers when the usage of electricity is high and supply is limited or as a result of damage to the electricity supply network. Because the duration of those power shortages was brief, they had no material impact on our or their operations. Interruptions of electricity supply could result in lengthy production shutdowns, increased costs associated with restarting production and the loss of production in progress. Any major suspension or termination of electricity or other unexpected business interruptions could have a material adverse impact on our business, financial condition and results of operations.

Risks Relating to Our Dependence on Third Parties

Disagreements or disputes with our current or future collaboration partners, the amendment of any collaboration agreement or the termination of any collaboration arrangement, could cause delays in our product development and materially and adversely affect our business.

Our collaborations, including those with our oncology drug partners AstraZeneca, Eli Lilly and Takeda and our in-licensing arrangement with Epizyme, and any future collaborations that we enter into may not be successful. Disagreements or disputes between parties to a collaboration arrangement regarding issues such as clinical development and commercialization, intellectual property ownership and transfer, clinical supply of drug candidates or products, cost allocation and other matters can lead to delays in the development process or commercializing the applicable drug candidate and, in some cases, termination of the collaboration arrangement. In addition, we or our partners may seek to amend the terms of one or more our collaboration agreements to adjust, among other things, the respective roles of our company and our collaboration partners as circumstances change. Our interests may not always be aligned with those of our collaboration partners, for instance, we may be much smaller than our collaboration partners and because they or their affiliates may sell competing products. This may result in potential conflicts between our collaborators and us on matters that we may not be able to resolve on favorable terms or at all.

Collaborations with pharmaceutical or biotechnology companies and other third parties, including our existing agreements with AstraZeneca, Eli Lilly and Takeda, are often terminable by the other party for any reason with certain advance notice. Any such termination or expiration would adversely affect us financially and could harm our business reputation. For instance, in the event that one of the strategic alliances with a current collaborator is terminated, we may require significant time and resources to secure a new collaboration partner, if we are able to secure such an arrangement at all. As noted in the following risk factor, establishing new collaboration arrangements can be challenging and time-consuming. The loss of existing or future collaboration arrangements would not only delay or potentially terminate the possible development or commercialization of products we may derive from our technologies, but it may also delay or terminate our ability to test specific target candidates.

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

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, NMPA, EMA, PDMA or similar regulatory authorities outside the United States, China, Europe, Japan and the potential market for the subject drug candidate, the costs and complexities of manufacturing and delivering such drug candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative drug candidates or technologies for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with us for our drug candidate. The terms of any additional collaboration or other arrangements that we may establish may not be favorable to us. We may also be restricted under existing collaboration agreements from entering into future agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

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

We and our collaboration partners rely, and expect to continue to rely, on third parties to conduct certain of our clinical trials for our drug candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be harmed.

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

We are exposed to the risk that collaboration partners, principal investigators, CROs and other third-party contractor and consultants may engage in fraudulent or other illegal activity with respect to our business. Their misconduct could include intentional, reckless and/or negligent conduct or unauthorized activity that violates NMPA, FDA, EMA, PDMA or other regulations, including but not limited to those laws requiring the reporting of true, complete and accurate information. In addition, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of insurance, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. We may not be able to identify and deter such misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, our collaboration partners, principal investigators, CROs and other third-party contractor and consultants, and we and/or such other parties are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings and disruption of our operations.

Joint ventures form an important part of our Other Ventures, and our ability to manage and develop the businesses conducted by these joint ventures depends in part on our relationship with our joint venture partners.

We are party to joint venture agreements with each of Shanghai Pharmaceuticals and Sinopharm, which together form a major portion of our Other Ventures. Under these arrangements, our joint venture partners have certain operational responsibilities and/or certain rights to exercise control or influence over operations and decision-making.

Our equity interests in these operating companies do not provide us with the unilateral ability to control actions which require shareholder approval. In addition, under the joint venture contracts for these entities, the consent of the directors nominated by our joint venture partners is required for the passing of resolutions in relation to certain matters concerning the operations of these companies. As a result, although we participate in the management and nominate the management and run the day-to-day operations of our joint ventures, Hutchison Sinopharm and Shanghai Hutchison Pharmaceuticals, we may not be able to secure the consent of our joint venture partners to pursue activities or strategic objectives that are beneficial to or that facilitate our overall business strategies. Furthermore, disagreements or disputes which arise between us and our joint venture partners may potentially require legal action to resolve and hinder the smooth operation of our Other Ventures or adversely affect our financial condition, results of operations and prospects.

We, our collaboration partners and our joint ventures rely on our distributors for logistics and distribution services.

We, our collaboration partners and our joint ventures rely on distributors to perform certain operational activities, including invoicing, logistics and delivery of the products we and they market to the end customers. Because we, our collaboration partners and our joint ventures rely on third-party distributors, we have less control than if we handled distribution logistics directly and can be adversely impacted by the actions of our distributors. Any disruption of our, our collaboration partners’ and our joint ventures’ distribution network, including failure to renew existing distribution agreements with desired distributors, could negatively affect product sales and materially and adversely affect our business, financial condition and results of operations.

There is no assurance that the benefits currently enjoyed by virtue of our association with CK Hutchison will continue to be available.

Historically, we have relied on the reputation and experience of, and support provided by, our founding shareholder, a wholly owned subsidiary of CK Hutchison, to advance our joint ventures and collaborations in China and elsewhere. CK Hutchison indirectly held approximately 38.2% of our total outstanding share capital as of February 15, 2024. We believe that CK Hutchison group’s reputation in China has given us an advantage in negotiating collaborations and obtaining opportunities.

We also benefit from sharing certain services with the CK Hutchison group including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, participation in the CK Hutchison group’s pension, medical and insurance plans, participation in the CK Hutchison group’s procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. We pay a management fee to an affiliate of CK Hutchison for the provision of such services. In each of the years ended December 31, 2021, 2022 and 2023, we paid a management fee of approximately $1.0 million, $1.0 million and $1.0 million respectively. In addition, we benefit from the fact that two retail chains affiliated with the CK Hutchison group, PARKnSHOP and Watsons, sell certain of our Other Ventures’ products in their stores throughout Hong Kong and in other Asian countries. For the years ended December 31, 2021, 2022 and 2023, sales of our products to members of the CK Hutchison group amounted to $4.3 million, $3.6 million and $1.9 million, respectively.

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

We routinely receive, collect, generate, store, process, transmit and maintain medical data, treatment records and other personal details of the subjects enrolled in our clinical trials, along with other personal or sensitive information. As such, we are subject to the relevant local, state, national and international data protection and privacy laws, directives regulations, and standards that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data in the various jurisdictions in which we operate and conduct our clinical trials. We are also subject to contractual obligations regarding the processing of personal data. Legal requirements regarding data protection and privacy continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions and increased cost of compliance. Failure to comply with any of these laws could result in enforcement action against us, including investigations, civil and criminal enforcement action, fines, imprisonment of company officers and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

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

There are numerous U.S. federal and state laws and regulations relating to the privacy and security of personal information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended, establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as “protected health information”), require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information, and create breach reporting obligations in cases of certain unauthorized uses or disclosures. While we do not believe that we are directly subject to HIPAA as either a “covered entity” or “business associate,” U.S. sites at which we conduct clinical trials are likely to be covered entities and thus must ensure that they obtain adequate patient authorization or establish another basis under HIPAA to disclose a clinical trial subject’s individually identifiable health information to us and other entities participating in our clinical trials. In addition to federal regulation, many U.S. states have begun to focus on efforts to regulate privacy and data security. For example, in California, the California Consumer Protection Act, or CCPA, which went into effect on January 1, 2020 and was expanded by the California Consumer Privacy Rights Act, or CPRA, which went into effect on January 1, 2023, collectively establishes a privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. A separate law, the California Confidentiality of Medical Information Act, also applies to pharmaceutical companies, including requirements for written authorization to use and disclose medical information and restrictions on the circumstances under which medical information can be used for marketing purposes. Several other states have also recently enacted or are considering comprehensive data privacy and security laws. Furthermore, all fifty states, the District of Columbia, Puerto Rico, and U.S. territories have enacted data breach notification laws that require, among other things, notifications to state governments and/or the affected individuals in the event of a data breach. These various state laws differ from one another and impose significant compliance burden. Although we take measures to protect sensitive data from unauthorized access, use or disclosure, and whenever possible contractually require third-party partners to do the same, our information technology and infrastructure and those of our third-party partners may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise those networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach, or other loss of information relating to our information technology and infrastructure or that of our third-party partners may subject us to reputation damage, increased scrutiny and liability including legal claims or proceedings and liability under federal or state laws that protect the privacy of personal information.

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

In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the Regulations of the PRC on the Administration of Human Genetic Resources, or HGR Regulations, which became effective and implemented on July 1, 2019, stipulates that use of Chinese human genetic resources, or HGR, for the purposes of carrying out collaborative international scientific research shall be approved by the administrative department of science and technology under the State Council. However, no approval is required for “international collaboration in clinical trials” that do not involve the export of HGR materials, provided that the two parties to the international collaboration shall file the type, quantity and usage of the HGR to be used with the administrative department of science and technology under the State Council before clinical trials. The PRC Biosecurity Law, which took effect on April 15, 2021, stipulates that foreign organizations and individuals, as well as institutions they establish or are the actual controllers of, must not collect or preserve HGR within the territory of China and must not provide China’s HGR to overseas. The Implementation Rules for the Administrative Regulation on Human Genetic Resources, or Implementation Rules for HGR, became effective on July 1, 2023, setting out circumstances under which the provision of or granting of access to human genetic resource information to overseas organizations, individuals or agencies controlled thereby affecting public health, national security or public interest in China would be subject to security review by the Ministry of Science and Technology, including where (i) human genetic resource information of important genetic families is involved; (ii) human genetic resource information of specific regions is involved, (iii) exome sequencing and genome sequencing information resources with of a sample exceeding 500 individuals is involved; and (iv) other circumstances that may affect the public health, national security and social public interest of China. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of HGR samples and associated data and administrative fines, penalties and negative publicity.

Our clinical trial programs may implicate European data privacy laws, including the General Data Protection Regulation, or the GDPR, and local laws further implementing or supplementing the GDPR. The GDPR implements more stringent operational requirements for processors and controllers of personal data including requirements for such companies to be able to ensure and be able to demonstrate compliance with the GDPR. If our or our third-party partners’ privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or significant fines. In addition to statutory enforcement, non-compliance can lead to compensation claims by affected individuals, negative publicity and a potential loss of business. We are also subject to European laws on personal data export, as we may transfer personal data from the E.U. (or U.K.) to other jurisdictions which are not considered by the European Commission to offer “adequate” protection of personal data (such as Hong Kong or the United States). Following the Schrems II decision of the European Court of Justice in 2020, there has been intensified focus on exports of personal data which do not meet the high standards of protection expected by the E.U. Certain supervisory authorities in the E.U. have now begun to take enforcement action in this area, ordering restrictions on certain transfers of personal data to third countries such as the United States. These changes could require us to make operational changes and could increase costs and may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity that could have an adverse effect on our business.

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

Product liability claims or lawsuits could cause us, our collaboration partners or our joint ventures to incur substantial liabilities.

We, our collaboration partners and our joint ventures face an inherent risk of product liability exposure related to the use of our drug candidates in clinical trials, sales of our or our joint ventures’ products or the products we or they license from third parties. If we, our collaborators and our joint ventures cannot successfully defend against claims that the use of such drug candidates in our clinical trials or any products sold by us or our joint ventures, including savolitinib, fruquintinib, surufatinib and/or any of our drug candidates which receive regulatory approval, caused injuries, we, our collaboration partners and our joint ventures could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for our and our joint ventures’ products;
●	significant negative media attention and reputational damage;
●	withdrawal of clinical trial participants;
●	significant costs to defend the related litigation;
●	substantial monetary awards to trial participants or patients;
●	loss of revenue; and
●	the inability to commercialize any drug candidates that we may develop.

Our principal insurance policies cover product liability for savolitinib, fruquintinib, surufatinib, certain prescription drugs and health supplements, property loss due to accidents or natural disasters and adverse events in clinical trials. Existing PRC laws and regulations do not require us, our collaborators or our joint ventures to have, nor do we or they, maintain liability insurance to cover product liability claims except with respect to savolitinib, fruquintinib, surufatinib, certain prescription drugs and health supplements, and liability with respect to our oncology and immunology clinical trials. Any litigation might, result in substantial costs and diversion of resources. While we maintain liability insurance for clinical trials and products, this insurance may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products that we or our collaborators develop.

An occurrence of a widespread health epidemic or other outbreaks or natural disasters could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as COVID-19, swine flu, avian influenza, severe acute respiratory syndrome, Ebola and Zika; natural disasters, such as earthquakes, snowstorms, storm surges, floods, fires, drought and other extreme weather events and other effects of climate change; or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments could materially disrupt our industry and our business and operations, and have a material adverse effect on our business, financial condition and results of operations. For example, these events could cause a temporary closure of the facilities we use for our operations, significantly disrupt manufacturing and supply chain, our sales and marketing and clinical trial operations and those of our collaboration partners, and the ability to advance our research and development activities and pursue development of any of our drug candidates. Our operations could also be disrupted if any of our employees or employees of our business partners are suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations.

We may engage in strategic transactions, including acquisitions, investments, joint ventures or divestitures. If unsuccessful, such transaction may have an adverse effect on our business.

From time to time, we may pursue strategic transactions, including acquisitions, investments, joint ventures and divestitures. For example, we are continuing to actively evaluate non-core assets divestment opportunities as part of our strategy to focus on our core businesses, which include the potential divestment of Shanghai Hutchison Pharmaceuticals. For more information, please refer to Item 4.A. “History and Development of the Company.” Acquisitions and investments involve numerous risks such as difficulties in finding suitable partners or acquisition candidates, difficulties in obtaining financing on favorable terms, if at all, the assumption of certain known and unknown liabilities of acquired companies and difficulties in integrating operations, services, products and personnel. Joint ventures may result in issues such as conflicts in goals and corporate cultures, commercial disputes with joint venture partners as well as imbalanced contributions and benefits. Divestitures also involve numerous risks. Any divestiture could result in a dilutive impact to our future earnings and significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our results of operations and financial condition. Divestitures could also result in difficulties in the separation of operations, services, products and personnel, the diversion of management’s attention from other business concerns, the disruption of our business and the potential loss of key employees. There is also no guarantee that we can complete strategic transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any transaction. We may not be successful in managing these or any other significant risks that we encounter if we engage in a strategic transaction. If we are not successful in managing the risks, uncertainties and potential disruptions, a strategic transaction could have a negative impact on our business, results of operations or financial position.

We, our collaboration partners, our joint ventures and our third party contractors may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act, or FCPA, U.S. healthcare fraud and abuse laws, the Bribery Act 2010 of the United Kingdom, or U.K. Bribery Act, and Chinese anti-corruption laws, and any determination that we or they have violated these laws could have a material adverse effect on our business or our reputation.

In the day-to-day conduct of our business, we, our collaboration partners, our joint ventures and our third party contractors are in frequent contact with persons who may be considered government officials under applicable anti-corruption, anti-bribery and anti-kickback laws, which include doctors at public hospitals in China and elsewhere. Therefore, we, our collaboration partners, our joint ventures and our third party contractors are subject to risk of violations under the FCPA, the U.K. Bribery Act, and other laws in the countries where we or they do business. We, our collaboration partners, our joint ventures and our third party contractors have operations in China, agreements with third parties in China, and we and our joint ventures make most of our sales in China. The PRC laws and regulations also strictly prohibit bribery of government officials. Our and our joint ventures’ activities in China create the risk of unauthorized payments or offers of payments by the directors, employees, representatives, distributors, consultants or agents of our company, our collaboration partners, our joint ventures or our collaboration partners, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our, our collaboration partners’, our joint ventures’ and our collaboration partners’ employees and third parties. We have implemented and adopted policies designed by the R&D-based Pharmaceutical Association Committee, an industry association representing approximately 40 global biopharmaceutical companies, to ensure compliance by us and our joint ventures and our and their directors, officers, employees, representatives, distributors, consultants and agents with the anti-corruption laws and regulations. We cannot assure you, however, that our existing safeguards are sufficient or that our, our collaboration partners’, our joint ventures’ or our third party contractors’ directors, officers, employees, representatives, distributors, consultants and agents have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our business partners have not engaged and will not engage in conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, the U.K. Bribery Act or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, reputation, financial condition, cash flows and results of operations.

When we or our collaboration partners begin to commercialize products in the United States and secure governmental reimbursement of our products, we and our collaboration partners also will be subject to the risk of violating U.S. federal and state healthcare fraud and abuse laws, including the Anti-Kickback Statute and the False Claims Act. These laws broadly prohibit providing or receiving kickbacks in connection with government-reimbursed healthcare items or services, as well submitting or causing the submission of false or fraudulent claims to government healthcare programs. Violations of these laws may result in severe criminal or civil sanctions and other administrative sanctions, which could have a material adverse effect on our business, reputation, financial condition, cash flows and results of operations.

Ensuring that our, our collaboration partners’, our joint ventures’ and our third party contractors’ future business arrangements with third parties comply with applicable laws could also involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our or our joint ventures’ operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment and exclusion from government funded healthcare programs, any of which could substantially disrupt our operations. If the physicians, hospitals or other providers or entities with whom we, our collaboration partners, our joint ventures, and our third party contractors do business are found not to be in compliance with applicable laws, they may also be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our employees may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct by our employees. Misconduct by our employees could include intentional failures to comply with applicable regulations, provide accurate information to regulatory authorities or comply with healthcare fraud and abuse laws and regulations. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we have taken to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

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

We have adopted the Options Schemes for the purpose of granting share-based compensation awards to certain management, directors, employees and other eligible grantees as a means to retain, incentivize, reward, remunerate, compensate and/or provide benefits to eligible grantees. We recognized share-based compensation expenses of $42.0 million, $30.6 million and $36.6 million for the years ended December 31, 2021, 2022 and 2023, respectively, in our consolidated financial statements in accordance with U.S. GAAP.

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

For more information on the Schemes, please refer to Item 6.B. “Compensation—Equity Compensation Schemes and Other Benefit Plans.”

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

We conduct a substantial portion of our business through our subsidiaries and joint ventures in China. PRC laws and regulations govern our and their operations in China. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. See also “The PRC’s economic, political and social conditions, as well as governmental policies, could affect the business environment and financial markets in China, our ability to operate our business, our liquidity and our access to capital” and “The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares and ADSs could decline in value or become worthless.”

Our ability to operate in China may be harmed by changes in its laws and regulations. The central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. For instance, regulations introduced by the NMPA concerning drug inspection, investigation, evidence collection and disposal are relatively new, and because of the limited volume of published judicial decisions, which are non-binding in nature, the interpretation and enforcement of these laws and regulations are uncertain. In addition, the implementation of laws and regulations may be in part based on government policies and internal rules that are subject to the interpretation and discretion of different government agencies (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our, our collaboration partners’ or our joint ventures’ violation of these policies and rules until sometime after the violation. The imposition of new regulations or interpretations of existing regulations can occur quickly with little advance notice. We may incur penalties for any failure to comply with PRC laws and regulations. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy.

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

The PRC government has indicated an intent to take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, or the Opinions. These Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision of overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

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

The Trial Measures came into effect on March 31, 2023. PRC domestic companies seeking to offer and list securities (which, for the purposes of the Trial Measures, are defined thereunder as equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities that are offered and listed overseas, either directly or indirectly, by PRC domestic companies) in overseas markets, either via direct or indirect means, must file with the CSRC within three working days after their application for an overseas listing is submitted.

The Trial Measures provide that where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic entity responsible, file with the CSRC. The Trial Measures stipulate that an overseas listing will be determined as “indirect” if the issuer meets both of the following conditions: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies (“Condition I”), and (2) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in the PRC (“Condition II”); whether Chinese citizens from Taiwan, Hong Kong, and Macau are included in the foregoing specification is not specified. The determination as to whether or not an overseas offering and listing by PRC domestic companies is indirect shall be made on a ‘substance over form’ basis. The Listing Guidelines further stipulate that if an issuer not satisfying Condition I submits an application for issuance and listing in overseas markets in accordance with relevant non-PRC issuance regulations requiring such issuer to disclose risk factors mainly related to the PRC, the securities firm(s) and the issuer’s PRC counsel should follow the principle of ‘substance over form’ in order to identify and argue whether the issuer should complete a filing under the Trial Measures.

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

On February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality Provisions”), which came into effect on March 31, 2023. According to the Confidentiality Provisions, PRC domestic companies that directly or indirectly conduct overseas offerings and listings shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, whether directly or through their overseas listed entities, materials to securities services providers. In the event such materials contain state secrets or working secrets of government agencies, PRC domestic companies shall first obtain approval from authorities, and file with the secrecy administrative department at the same level with the approving authority; in the event that such materials, if divulged, will jeopardize national security or public interest, PRC domestic companies shall comply with procedures stipulated by national regulations. PRC domestic companies shall also provide a written statement of the specific sensitive information provided when providing materials to securities service providers, and such written statements shall be retained for inspection. As the Confidentiality Provisions were recently promulgated and are effective, their interpretation and implementation remain substantially uncertain.

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

SAMR issued the Provisions on Prohibition of the Abuse of Market Dominance on March 10, 2023, which came into effect on April 15, 2023, pursuant to which an abuse of market dominance determined by the SAMR shall satisfy all the following criteria: (i) the business operator is dominating the market; (ii) the business operator has eliminated or restricted competition; (iii) the business operator has no legitimate reason to carry out such acts; and (iv) such acts by the business operator have an impact on elimination or restriction of market competition. Pursuant to the Provisions on Prohibition of Monopoly Agreements issued by SAMR and effective from April 15, 2023, entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition, is prohibited, unless such agreements satisfy the specific exemptions prescribed in the Anti-Monopoly Law, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings. If business operators fail to comply with the Anti-Monopoly Law or other relevant regulations, they may be ordered to cease business activities, unwind transactions, and be subject to confiscation of unlawful profits and fines.

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

Our success depends, in part, on our, our joint venture partners’ and our collaboration partners’ ability to protect our and our joint ventures’ and our collaboration partners’ products and drug candidates from competition by establishing, maintaining and enforcing our or their intellectual property rights. We, our joint ventures and our collaboration partners seek to protect the products and technology that we and they consider commercially important by filing PRC and international patent applications, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. As of December 31, 2023, we had 274 issued patents, including 25 PRC patents, 24 U.S. patents and 13 European patents, 354 patent applications pending in major market jurisdictions, and 7 pending Patent Cooperation Treaty, or PCT, patent applications relating to the drug candidates of our Oncology/Immunology operations. For more details, see Item 4.B. “Business Overview—Patents and Other Intellectual Property.” Patents may become invalid and patent applications may not be granted for a number of reasons, including known or unknown prior art, deficiencies in the patent application or the lack of originality of the technology. In addition, the PRC and the United States have adopted the “first-to-file” system under which whoever first files an invention patent application will be awarded the patent. Under the first-to-file system, third parties may be granted a patent relating to a technology which we invented. Furthermore, the terms of patents are finite. The patents we hold and patents to be issued from our currently pending patent applications generally have a twenty-year protection period starting from the date of application.

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

From time to time, authorities in the United States, China, Europe and Japan and other government authorities may change the standards of patentability, and any such changes could have a negative impact on our business. For example, in the United States, the Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a “first-to-invent” system to a “first-to-file” system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. As a result of these changes, patent law in the United States may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The U.S. Patent and Trademark Office, or USPTO, has developed regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act, including continually developing case law, may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will have on the cost of prosecuting our or our joint ventures’ patent applications and our or their ability to obtain patents based on our or our joint ventures’ discoveries and to enforce or defend any patents that may issue from our or their patent applications, all of which could have a material adverse effect on our business.

If we are unable to maintain the confidentiality of our, our collaboration partners’ and our joint ventures’ trade secrets, the business and competitive position of ourselves and our joint ventures may be harmed.

In addition to the protection afforded by patents and the PRC’s State Secret certification, we, our collaboration partners and our joint ventures rely upon unpatented trade secret protection, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our, our collaboration partners’ and our joint ventures’ proprietary technology and processes, in part, by entering into confidentiality agreements with our and their collaborators, scientific advisors, employees and consultants, and invention assignment agreements with our and their consultants and employees. We, our collaboration partners and our joint ventures may not be able to prevent the unauthorized disclosure or use of our or their technical know-how or other trade secrets by the parties to these agreements, however, despite the existence generally of confidentiality agreements and other contractual restrictions. If any of the collaborators, scientific advisors, employees and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we and our joint ventures may not have adequate remedies for any such breach or violation, and we, our collaboration partners could lose our trade secrets as a result. Enforcing a claim that a third-party illegally obtained and is using our or our joint ventures’ trade secrets, like patent litigation, is expensive and time consuming, and the outcome is unpredictable. In addition, courts in China and other jurisdictions outside the United States are sometimes less prepared or willing to protect trade secrets.

The trade secrets of our company, our collaboration partners and our joint ventures could otherwise become known or be independently discovered by our or their competitors. For example, competitors could purchase our drugs and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If any of our, our collaboration partners’ or our joint ventures’ trade secrets were to be lawfully obtained or independently developed by a competitor, we and our joint ventures would have no right to prevent them, or others to whom they communicate it, from using that technology or information to compete against us or our joint ventures. If our or our joint ventures’ trade secrets are unable to adequately protect our business against competitors’ drugs, our competitive position could be adversely affected, as could our business.

We, our collaboration partners and our joint ventures are dependent on trademark and other intellectual property rights licensed from others. If we lose our licenses for any of our products, we, our collaboration partners or our joint ventures may not be able to continue developing such products or may be required to change the way we market such products.

We, our collaboration partners and our joint ventures are parties to licenses that give us or them rights to third-party intellectual property that are necessary or useful for our, our collaboration partners’ or our joint ventures’ businesses. In particular, the “Hutchison”, “Chi-Med”, “Hutchison China MediTech” and “HUTCHMED” brands, among others, have been licensed to us by Hutchison Whampoa Enterprises Limited, an affiliate of our largest shareholder, Hutchison Healthcare Holdings Limited. Hutchison Whampoa Enterprises Limited grants us a royalty-free, worldwide license to such brands. For more details, please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship with CK Hutchison—Intellectual property licensed by the CK Hutchison group.” Under the terms of our brand license agreement, Hutchison Whampoa Enterprises Limited has the right to terminate the license if, among other things, we commit a material breach of the agreement, or within any twelve-month period the aggregate direct or indirect shareholding in our company held by CK Hutchison is reduced to less than 35%, 30% or 20%. Furthermore, the trademarks of Elunate and Orpathys are licensed to us in China by our collaboration partner Eli Lilly and AstraZeneca, respectively.

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

If our, our collaboration partners’ or our joint ventures’ products or drug candidates infringe the intellectual property rights of third parties, we and they may incur substantial liabilities, and we and they may be unable to sell these products.

Our commercial success depends significantly on our, our collaboration partners and our joint ventures’ ability to operate without infringing the patents and other proprietary rights of third parties. In the PRC, invention patent applications are generally maintained in confidence until their publication 18 months from the filing date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and invention patent applications are filed. Even after reasonable investigation, we may not know with certainty whether any third-party may have filed a patent application without our knowledge while we or our joint ventures are still developing or producing that product. While the success of pending patent applications and applicability of any of them to our or our joint ventures’ programs are uncertain, if asserted against us or them, we could incur substantial costs and we or they may have to:

●	obtain licenses, which may not be available on commercially reasonable terms, if at all;
●	redesign products or processes to avoid infringement; and
●	stop producing products using the patents held by others, which could cause us or them to lose the use of one or more of our or their products.

To date, we, our collaboration partners and our joint ventures have not received any material claims of infringement by any third parties. If a third-party claims that we, our collaboration partners or our joint ventures infringe its proprietary rights, any of the following may occur:

●	we, our collaboration partners or our joint ventures may have to defend litigation or administrative proceedings that may be costly whether we or they win or lose, and which could result in a substantial diversion of management resources;
●	we, our collaboration partners or our joint ventures may become liable for substantial damages for past infringement if a court decides that our technology infringes a third-party’s intellectual property rights;
●	a court may prohibit us, our collaboration partners or our joint ventures from producing and selling our or their product(s) without a license from the holder of the intellectual property rights, which may not be available on commercially acceptable terms, if at all; and

●	we, our collaboration partners or our joint ventures may have to reformulate product(s) so that it does not infringe the intellectual property rights of others, which may not be possible or could be very expensive and time consuming.

Any costs incurred in connection with such events or the inability to sell our, our collaboration partners’ or our joint ventures’ products may have a material adverse effect on our business and results of operations.

We, our joint ventures and our collaboration partners may not be able to effectively enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our, our collaboration partners’ or our joint venture’s products or drug candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly in developing countries. Moreover, our, our joint ventures’ or our collaboration partners’ ability to protect and enforce our or their intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, the patent laws of some foreign countries do not afford intellectual property protection to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, may not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us or our joint ventures to stop the infringement of our or their patents or the misappropriation of our or their other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our or our joint ventures’ inventions throughout the world. Competitors may use our or our joint ventures’ technologies in jurisdictions where we or they have not obtained patent protection to develop their own drugs and, further, may export otherwise infringing drugs to territories where we or our joint ventures have patent protection, if our, our joint ventures’ or our collaboration partners’ ability to enforce our or their patents to stop infringing activities is inadequate. These drugs may compete with our drug candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Proceedings to enforce our, our collaboration partners’ or our joint ventures’ patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our or their efforts and resources from other aspects of our and their businesses. While we intend to protect our intellectual property rights in the major markets for our drug candidates, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our drug candidates. Furthermore, some of our collaborators are responsible for enforcing our intellectual property rights, for example, AstraZeneca is responsible for enforcing our intellectual property rights with respect to savolitinib on our behalf, we may be unable to ensure that such rights are enforced or maintained in all jurisdictions. Accordingly, our efforts to protect the intellectual property rights of our drug candidates in such countries may be inadequate.

We, our collaboration partners and our joint ventures may be subject to damages resulting from claims that we or they, or our or their employees, have wrongfully used or disclosed alleged trade secrets of competitors or are in breach of non-competition or non-solicitation agreements with competitors.

We, our collaboration partners and our joint ventures could in the future be subject to claims that we or they, or our or their employees, have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers or competitors. Although we try to ensure that our and our joint ventures’ employees and consultants do not improperly use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us or our joint ventures, we or our joint ventures may in the future be subject to claims that we or they caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we, our collaboration partners, our joint ventures, or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor. Litigation may be necessary to defend against these claims. Even if we, our collaboration partners and our joint ventures are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our or our joint ventures’ defenses to these claims fail, in addition to requiring us and them to pay monetary damages, a court could prohibit us or our joint ventures from using technologies or features that are essential to our or their products or our drug candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate such technologies or features would have a material adverse effect on our business, and may prevent us from successfully commercializing our drug candidates. In addition, we, our collaboration partners or our joint ventures may lose valuable intellectual property rights or personnel as a result of such claims. Moreover, any such litigation or the threat thereof may adversely affect our or our joint ventures’ ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our drug candidates, which would have an adverse effect on our business, results of operations and financial condition.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In March 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

As of February 15, 2024, Hutchison Healthcare Holdings Limited owned approximately 38.2% of our ordinary shares. Accordingly, Hutchison Healthcare Holdings Limited can influence the outcome of any corporate transaction or other matter submitted to shareholders for approval and the interests of Hutchison Healthcare Holdings Limited may differ from the interests of our other shareholders. Under our Articles of Association, certain matters, such as amendments to our amended and restated Memorandum and Articles of Association, require the approval of not less than three-fourths of votes cast by such shareholders as, being entitled so to do, vote in person (or, in the case of such shareholders as are corporations, by their respective duly authorized representative) or by proxy. Therefore, Hutchison Healthcare Holdings Limited’s approval will be required to achieve any such threshold. In addition, Hutchison Healthcare Holdings Limited has and will continue to have a significant influence over the management and the strategic direction of our company.

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

In connection with the issuance of ordinary shares in private placements in 2020 and 2021, we agreed to provide certain shareholders Form F-3 registration rights. Registration of the ordinary shares held by such shareholders may result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these shares, or the perception that such sales could occur, could cause the price of our ADSs to decline. In addition, any changes in the investment strategies or philosophies of our major shareholders may lead to the sale of our ADSs and other securities, which could cause the price of our ADSs to decline.

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

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for compliance with the obligations contained in the Companies Act and directors’ general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Global Select Market in respect of the following: (i) the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules, (ii) the requirement under Section 5605(d) of the Nasdaq listing rules that a remuneration committee comprised solely of independent directors governed by a remuneration committee charter oversee executive compensation and (iii) the requirement under Section 5605(e) of the Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors. Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors, nor does Cayman Islands law impose specific requirements on the establishment of a remuneration committee or nominating committee or nominating process. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. We have voluntarily complied with the Corporate Governance Code contained in Appendix 14 of the Rules Governing the Listing of Securities on SEHK. See Item 6.C.  “Board Practice—Hong Kong Corporate Governance Code” for more details.

We may in the future lose our foreign private issuer status under U.S. securities laws, which could result in significant additional costs and expenses.

We are a foreign private issuer as defined in the Securities Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States on June 30, 2024 and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2025, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S.-listed public company, should we lose our foreign private issuer status, we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

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

Significant revaluation of the renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we would receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us. Appreciation or depreciation in the value of the renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. In addition, our operating transactions and assets and liabilities in the PRC are mainly denominated in renminbi. Such amounts are translated into U.S. dollars for purpose of preparing our consolidated financial statements, with translation adjustments reflected in accumulated other comprehensive income/(loss) in shareholders’ equity. We recorded a foreign currency translation gain of $3.0 million, a foreign currency translation loss of $8.5 million and a foreign currency translation loss of $6.6 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

The market price of our ADSs has been volatile. From March 17, 2016 to February 15, 2024, the closing sale price of our ADSs ranged from a high of $42.94 to a low of $7.65 per ADS.

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

The rules governing passive foreign investment companies, or PFICs, can have adverse U.S. federal income tax consequences for U.S. investors of non-U.S. corporations. The PFIC status of a non-U.S. corporation for any taxable year depends upon the composition of its income and assets, the value of its assets and the classification of items of its income and assets as active or passive under the PFIC rules, as discussed further in Item 10.E. “Taxation—U.S. Taxation—Material U.S. Federal Income Tax Considerations with Respect to Ordinary Shares and ADSs.” Based on the composition of our income and assets and the estimated average value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our taxable year ended December 31, 2023. However, our PFIC status is a factual determination that is made on an annual basis and depends on particular facts and circumstances (such as the value of our assets, including goodwill and other intangible assets). We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status depends primarily on the average value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Therefore, if our market capitalization declines we may be or become a PFIC. In addition, there is uncertainty as to how to apply the PFIC rules for purposes of classifying certain of our income and assets as active or passive. Furthermore, the proportionate value of our passive assets may increase over time if the value of our ownership stake in any other company in which we own less than 25% (by value) increases. In light of the foregoing, no assurance can be provided that we were not, or will not be, a PFIC for any taxable year.

If we are or become a PFIC, U.S. investors in our ordinary shares and ADSs generally will be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. We do not expect to provide the information regarding our income that would be necessary in order for a U.S. investor to make a qualified electing fund, or QEF, election if we are a PFIC for any taxable year. U.S. investors in our ordinary shares or ADSs should consult their tax advisors regarding all aspects of the application of the PFIC rules to their ordinary shares and ADSs.

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

If the U.K. tax authorities determine that we are a U.K. tax resident, our profits will be subject to U.K. Corporation Tax rate at 19% for taxable profits below GBP 50,000 and 25% for taxable profits above GBP 250,000, subject to the potential availability of certain exemptions related to dividend income and capital gains. This may have a material adverse effect on our financial condition and results of operations.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 have yet to be promulgated, the possible inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties you may face in protecting your interests.

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

In addition, as a Cayman Islands exempted company, other than right to inspect and take copies of our register of members contained in our articles of association, our shareholders have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies with the exception that the shareholders may request a copy of the Articles of Association. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. As a Cayman Islands company, we may not have standing to initiate a derivative action in U.S. federal courts, English courts or Hong Kong courts. As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in U.S. federal courts, English courts or Hong Kong courts. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts, English courts or Hong Kong courts.

Most of our directors and executive officers reside outside of the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. In addition, some of our operating subsidiaries are incorporated in China. To the extent our directors and executive officers reside in China or their assets are located in China, it may not be possible for investors to effect service of process upon us or our management inside China. Even if you are successful in bringing an action, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. Whilst there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, Hong Kong or China, the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in such courts against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

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

Although it is currently intended that our ordinary shares and ADSs will remain listed on the AIM, the SEHK and Nasdaq, as applicable, there is no guarantee of the continued listing of our securities on any of these exchanges. We may decide at some point in the future to delist voluntarily (subject to the applicable regulatory requirements) from one or more of these exchanges, or we may be delisted involuntarily if, among other factors, we do not continue to satisfy the listing requirements of the applicable exchange or comply with applicable law. For example, we could be delisted from the Nasdaq if the PCAOB continues to be unable to inspect our independent registered public accounting firm for two consecutive years. The AIM Rules for companies provide that a voluntary cancellation of admission to AIM is conditional upon the consent of not less than 75% of votes cast by its shareholders at a general meeting unless the London Stock Exchange otherwise agrees. Circumstances where the London Stock Exchange might otherwise agree that shareholder consent at a general meeting is not required would include the situation where the AIM securities are already admitted to trading on an “AIM Designated Market” (which includes Nasdaq) to enable shareholders to trade their AIM securities in the future. The SEHK rules allow an issuer whose primary listing is on SEHK and which has an alternative listing on another stock exchange to withdraw its listing with the prior approval of shareholders by ordinary resolution obtained at a duly convened meeting of the shareholders and the satisfaction of other requirements. SEHK may also cancel the listing of any securities that have been suspended from trading for a continuous period of 18 months. We cannot predict the effect a delisting of our shares on the SEHK or AIM market or our ADSs on Nasdaq would have on the market price of our shares and/or ADSs. We may also seek further listings on other stock exchanges such as the Shanghai Stock Exchange. However, there is no assurance that we would proceed with a listing and if we do proceed, that a listing would materialize.

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

As our focus is the discovery and development of novel therapies in oncology and immunology, we recently disposed of our interest in some non-core operations which we believe allows us to focus resources on our primary aim of accelerating investment in our Oncology/Immunology assets. In September 2021, we disposed of our investment in Hutchison Baiyunshan, our non-core and non-consolidated over-the-counter drug joint venture business. In December 2023, we disposed of our interests in our consolidated joint venture Hutchison Hain Organic and our wholly owned subsidiary HUTCHMED Science Nutrition. We are also considering divesting other non-core businesses under our Other Ventures, including Shanghai Hutchison Pharmaceuticals. Our principal executive offices are located at 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. Our telephone number at that address is +852 2121 8200. The address of our registered office in the Cayman Islands is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

See Item 5.B. “Liquidity and Capital Resources” for details on our capital expenditures for the years ended December 31, 2021, 2022 and 2023.

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

Broad pipeline of differentiated targeted therapies and immunotherapies built for the global market. We have a pipeline of differentiated drug candidates covering both novel and validated targets, including MET, VEGFR, FGFR, CSF-1R, Syk, EZH2, PI3Kδ, IDH, ERK, BTK, CD47 and SHP2. The aim of our research is to develop drugs with high selectivity and superior safety profiles, a key benefit of which is that our drug candidates have the potential to be effectively paired with other oncology and immunology therapies at effective dosages with fewer side effects.

Commercially launching products while continuing to discover new assets. In China, three of our internally developed drugs, savolitinib, fruquintinib and surufatinib are commercially available to patients as Orpathys, Elunate and Sulanda, respectively. Outside of China, fruquintinib has been approved by U.S. FDA in November 2023 and marketed as Fruzaqla by our partner Takeda. To accelerate the availability of our innovative medicines for patients globally, we seek partnerships to commercialize our drugs outside of China, such as our partnership with AstraZeneca on savolitinib and with Takeda on fruquintinib. In addition, we have more than ten other drug candidates that have entered clinical development and several pre-clinical drug candidates.

Comprehensive global in-house discovery and development capabilities. We have a comprehensive drug discovery and development operation covering chemistry, biology, pharmacology, toxicology, chemistry and manufacturing controls for clinical and commercial supply, clinical and regulatory and other functions. It is led by a team of approximately 900 scientists, who have created one of the broadest global clinical pipelines among our peer oncology and immunology focused biotechnology companies. Currently, we are conducting approximately 40 different clinical studies in oncology patients globally, including over 15 Phase III registration and Phase II registration-intent studies underway.

Long-standing drug marketing and distribution experience to support the realization of in-house oncology innovations in China. We have built large-scale and profitable drug marketing and distribution capabilities through our Other Ventures operations, which primarily manufacture, market and distribute prescription drugs in China. Our more than 20 years of track record and deep institutional knowledge of the drug marketing and distribution process are being leveraged to bring our in-house oncology innovations to patients. We have built and continue to expand our in-house oncology drug sales team to approximately 930 persons at end of 2023 to support the commercialization of fruquintinib, surufatinib and our other innovative drugs, if approved, throughout China. Our oncology drug sales team covers approximately 3,500 hospitals and over 39,000 oncology physicians in China, a network that we estimate represents over 90% of oncology drug sales in China.

Our Strategies

Our vision is to be a global leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of patients with cancer and immunological diseases. Key elements of our strategy are to:

Realize the global potential of our oncology drug candidates

Our first wave of innovation - namely, savolitinib (partnered globally with AstraZeneca), fruquintinib (partnered in China with Eli Lilly and outside of China with Takeda) and surufatinib (unpartnered) - are either commercialized, under review for marketing authorization or in registrational studies in multiple jurisdictions. In tandem with our ongoing progression of such drugs, we will continue to invest in the future with our deep pipeline of unpartnered next wave of oncology assets for which we own all rights globally and have significant flexibility in driving their development. We intend to accelerate our global drug development by leveraging our advanced clinical trial data from China, selectively conducting early-stage and proof-of-concept clinical trials in other jurisdictions so that the programs progress globally, then form partnerships to complete late-stage development and/or commercial launch outside China.

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

Build and scale our manufacturing and commercialization capabilities

We plan to leverage our long-standing drug marketing and distribution know-how and infrastructure to support our innovative oncology product launches, focusing in particular on the Chinese market. We have a more than 20-year track record of marketing and selling products in China. We aim to steadily grow our in-house oncology drug sales team in China, currently over 900 at the end of 2023. Outside of China, we look to form collaborations with leading biopharmaceutical companies and/or contract sales organizations to fully realize the value of our assets. We will also continue to enhance our global supply chain to support the sales of our approved drugs, including through our new manufacturing plant in Shanghai and by working with third-party manufacturers.

Identify China business development opportunities to complement our internal research and development activities

We plan to explore opportunities to in-license complementary late-stage drug candidates in China to supplement our in-house research and development capabilities, with a focus on drug candidates with the potential to both complement our existing drug pipeline including through having synergistic effects and augment our oncology commercial portfolio, such as Tazverik from Ipsen. In addition, we expect to progress some of our drug candidates by pursuing business development opportunities with other biopharmaceutical companies in China such as our collaborations to evaluate combining fruquintinib with anti-PD-1 antibodies for the treatment of various solid tumor cancers. We will also continue to work with our partners, AstraZeneca, Eli Lilly and Takeda, to optimize the potential of our drug candidates savolitinib (globally with AstraZeneca) and fruquintinib (outside China with Takeda and in China with Eli Lilly).

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

Oncology Commercial Operations

Fruquintinib (Elunate in China, Fruzaqla in the U.S.)

Elunate is approved for the treatment of third-line metastatic CRC for which there is an approximate incidence of 105,000 new patients per year in China. In 2023, Elunate in China achieved in-market sales of $107.5 million, up 15% (22 % at CER) versus 2022 ($93.5 million). In China, Elunate is the leading treatment for late-stage CRC with 47% of 3L treated patient share according to an IQVIA tracking study in Q2 2023.

Under the terms of our agreement with Lilly, HUTCHMED manages all on-the-ground medical detailing, promotion and local and regional marketing activities for Elunate in China. We consolidate as revenue approximately 70-80% of Elunate in-market sales from manufacturing fees, service fees and royalties paid to us by Lilly. In 2023, we consolidated $83.2 million in revenue for Elunate, equal to 77% of in-market sales.

Following negotiations with the China NHSA, Elunate continues to be included in the NRDL for a new two-year term starting in January 2024 at the same price as the 2023 NRDL price.

Fruquintinib is being marketed by our partner Takeda outside of China. Takeda launched fruquintinib (Fruzaqla) in the U.S. within 24 hours after it was approved for previously-treated metastatic CRC on November 8, 2023, with the first prescription received a day after approval. According to Takeda, uptake has been strong, with new patient starts exceeding expectations, and additional regulatory applications progressing as expected including in the EU and Japan. Since its launch until the end of 2023, Fruzaqla achieved in-market U.S. sales of $15.1 million.

This U.S. patient uptake was in parallel to the rapid inclusion of fruquintinib to the 2023 “NCCN Clinical Practice Guidelines for Colon Cancer” and the 2023 “NCCN Clinical Practice Guidelines for Rectal Cancer” on November 16, 2023. Fruquintinib has also been successfully recommended in six other major treatment guidelines for colorectal cancer. These will continue to drive awareness and usage of fruquintinib among doctors and patients.

In January 2024, Elunate was approved in the Hong Kong Special Administrative Region. This was the first medicine to be approved under the new mechanism for registration of new drugs (“1+” mechanism). Colorectal cancer was the second most common cancer in Hong Kong in 2021, with about 5,900 new patients diagnosed and associated with about 2,300 deaths.

Surufatinib (Sulanda in China)

Sulanda was launched in 2021 for the treatment of all advanced NETs for which there is an approximate incidence of 34,000 new patients per year in China.

Total in-market sales in 2023 increased by 36% (43% at CER) to $43.9 million (2022: $32.3 million). According to IQVIA tracking study report in the fourth quarter of 2023, Sulanda maintained its position in the market with 21% prescription share in NET treatment, ahead of Sutent and Afinitor. Following negotiations with the China NHSA, Sulanda continues to be included in the NRDL starting in January 2024. For this renewal, we kept the same price with 2023 NRDL price.

Surufatinib has been successfully recommended in 2023 Chinese medical association consensus for standardized diagnosis and treatment of pancreatic cancer neuroendocrine neoplasms and four other treatment guidelines for neuroendocrine tumors. As a result, doctors’ acceptance and patients’ access to Sulanda continues to increase.

Savolitinib (Orpathys in China)

Orpathys is the first-in-class selective MET inhibitor to be approved in China, launched and marketed by our partner, AstraZeneca for patients with MET exon 14 skipping alteration NSCLC. More than a third of the world’s lung cancer patients are in China. Among those with NSCLC globally, approximately 2-3% have tumors with MET exon 14 skipping alterations.

In 2021, 2022 and the first two months of 2023, Orpathys was sold as a self-pay drug. Following negotiations with the China NHSA in January 2023, Orpathys has been included in the updated NRDL since March 1, 2023 at a 38% discount relative to the self-pay price, broadening patient access to this medicine. Sales in 2023 were impacted by customary channel fluctuations following the announcement (in January 2023) and implementation of the NRDL listing (in March 2023), with increased volume in the latter part of 2023. In-market sales for Orpathys increased 12% (increased 19% at CER) in 2023 to $46.1 million (2022: $41.2 million) resulting in our consolidation of $28.9 million (2022: $22.3 million) in primarily revenue from manufacturing fees and royalties. Sales in the second, third and fourth quarters of 2023 were substantially higher than in the second, third and fourth quarters of 2022 before NRDL listing, increasing 104% by volume.

Market understanding of the need for MET testing has improved significantly, with approximately half of new advanced/relapsed NSCLC patients in China being tested. In the National Health Commission’s Treatment Guidelines for Primary Lung Cancer 2022 and the China Medical Association Oncology Committee Lung Cancer Group’s China Medical Association Guideline for Clinical Diagnosis and Treatment of Lung Cancer, Orpathys was identified as the only targeted therapy recommended for MET exon 14 patients, while a similar guideline from CSCO also recommended Orpathys as the standard of care for such patients. As MET testing awareness and access increases, more patients are expected to be prescribed a selective MET inhibitor.

In March 2023, Orpathys was also approved in the Macau Special Administrative Region.

Tazemetostat (Tazverik in Hainan and Macau, China; the U.S. and Japan)

In May 2022, Tazverik was approved by the Health Commission and Medical Products Administration of Hainan Province to be used in the Hainan Boao Lecheng International Medical Tourism Pilot Zone (Hainan Pilot Zone), under the Clinically Urgently Needed Imported Drugs scheme, for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma consistent with the label as approved by the FDA. Launched in 2013 and located in China, the Hainan Pilot Zone is a destination for international medical tourism and global hub for scientific innovation, welcoming 83,900 medical tourists in 2020, according to official data. Tazemetostat was included in the 2022 CSCO guidelines for epithelioid sarcoma. 16 epithelioid sarcoma patients began treatment in 2023 (2022: 3). Tazemetostat is included in the 2023 CSCO guideline for follicular lymphoma.

In March 2023, Tazverik was approved in the Macau Special Administrative Region.

Clinical Drug Development Summary

We are the Marketing Authorization Holder in China of three internally discovered and developed innovative oncology medicines, savolitnib, fruquintinib and surufatinib, which are marketed as Orpathys, Elunate and Sulanda, respectively. Besides the three marketed drugs, we have additional drug candidates in earlier stage clinical development. Several of our oncology drug candidates are in development outside China including savolitinib, for which we are in a global partnership with AstraZeneca, and fruquintinib, for which we have licensed rights outside of China to Takeda and which has been approved by the FDA in the United States.

The following table summarizes the status of our clinical drug portfolio’s development as of the date of the filing of this annual report:

Program	Investigational treatment	Disease	Target patient	Study name	Country/ region	Dose finding/ safety run-in	Proof of concept	Registration	Approved
Fruquintinib VEGFR-1, -2, -3	**Fruquintinib**	CRC	Refractory	FRESCO-2	Global				Marketed in the U.S.
	Fruquintinib	CRC, BC			US				
	Fruquintinib + tislelizumab (PD-1)	MSS-CRC^			Korea/China				
	Fruquintinib + tislelizumab (PD-1)	Solid tumors^			Korea/China				
	Fruquintinib	CRC	≥3L; chemotherapy refractory	FRESCO	China				Marketed
	Fruquintinib + paclitaxel	GC	2L	FRUTIGA	China				
	Fruquintinib + sintilimab (PD-1)	EMC		FRUSICA-1	China				
	Fruquintinib + sintilimab (PD-1)	RCC		FRUSICA-2	China				
	Fruquintinib + sintilimab (PD-1)	CRC			China				
	Fruquintinib + sintilimab (PD-1)	GI, NSCLC, Cervical			China				
	Fruquintinib + tislelizumab (PD-1)	CRC^			China				
	Note: ^ The Phase II study in China and Korea for GC, CRC or NSCLC is led by BeiGene.								
Savolitinib MET	**Savolitinib** + osimertinib (EGFR)	NSCLC	EGFRm/MET+ osimertinib-refractory	SAVANNAH	Global	*			
	Savolitinib + osimertinib (EGFR)	NSCLC	EGFRm/MET+ osimertinib-refractory	SAFFRON	Global				
	Savolitinib + durvalumab (PD-L1)	papillary RCC	MET+	SAMETA	Global				
	Savolitinib	NSCLC	MET exon 14 skipping alteration		China				Marketed
	Savolitinib	NSCLC	MET exon 14 skipping alteration		China	(Confirmatory)			
	Savolitinib + osimertinib (EGFR)	NSCLC	Treatment-naïve, MET+/EGFRm	SANOVO	China				
	Savolitinib + osimertinib (EGFR)	NSCLC	2L, MET+/EGFR TKI-refractory	SACHI	China				
	Savolitinib	GC	2L, MET+		China				
	Savolitinib + durvalumab (PD-L1)	NSCLC	MET driven; EGFR wild type	SOUND	China				
	Note: HUTCHMED is investigating savolitinib in a global collaboration with AstraZeneca. AstraZeneca leads development outside of China.								
Surufatinib VEGFR-1, -2, -3, FGFR1, CSF-1R	**Surufatinib**	Pancreatic NET	All	SANET-p	China				Marketed
	Surufatinib	Non-Pancreatic NET	All	SANET-ep	China				Marketed
	Surufatinib + toripalimab (PD-1)	NEC		SURTORI-01	China				
	Surufatinib + toripalimab (PD-1)	SCLC			China				
	Surufatinib + toripalimab (PD-1)	BTC, Solid tumors			China				
Sovleplenib (HMPL-523) SYK	**Sovleplenib**	HL/CLL			US/EU				
	Sovleplenib	ITP	Relapsed/refractory		US	**			
	Sovleplenib	ITP	Relapsed/refractory	ESLIM-01	China				
	Sovleplenib	wAHA	All	ESLIM-02	China				
Tazemetostat EZH2	**Tazemetostat**	ES, FL			China				Marketed (Hainan & Macau)
	Tazemetostat	FL	Relapsed/refractory	SYMPHONY-1	China				
	Tazemetostat	FL	3L		China	(Bridging)			
	Tazemetostat + amdizalisib	Lymphoma	Relapsed/refractory		China				
	Note: Tazemetostat developed by Epizyme. Approved in the US for ES and FL as a monotherapy. HUTCHMED rights are for Greater China - bridging study being planned.								
HMPL-453 FGFR1, 2, 3	**HMPL-453**	IHCC			China				
	HMPL-453	Solid tumors			China				
Amdizalisib (HMPL-689) PI3Kδ	**Amdizalisib**	FL	Relapsed/refractory		China	*			
	Amdizalisib	MZL	Relapsed/refractory		China	*			
HMPL-306 IDH 1/2	**HMPL-306**	Solid tumors	Relapsed/refractory		US/EU				
	HMPL-306	AITL, AML, MDS, MPN	Relapsed/refractory		US/EU				
	HMPL-306	AML, CMML, MDS, MPN	Relapsed/refractory		China				
HMPL-760 BTK	**HMPL-760**	NHL	Relapsed/refractory		China				
HMPL-295 ERK, MAPK pathway	**HMPL-295**	Solid tumors			China				
HMPL-653 CSF-1R	**HMPL-653**	Solid tumors, TGCT			China				
HMPL-A83 CD47	**HMPL-A83**	Malignant Neoplasms	Advanced		China				
HMPL-415 SHP2	**HMPL-415**	Solid Tumors	Advanced Malignant		China				

Global China

* Phase II registration-intent study subject to regulatory discussion.

** In planning.

∧ In recent discussions with China NMPA, it is clear that randomized study is now required to support registration. In view of the changing regulatory requirement, we are currently evaluating the clinical development plan and regulatory guidance before deciding the regulatory strategy for this indication.

Notes:

AITL: angioimmunoblastic T-cell lymphoma; AML: acute myeloid leukemia; BC: breast cancer; BTC: biliary tract cancer; BTK: Bruton’s tyrosine kinase; CMML: chronic myelomonocytic leukemia; CRC: colorectal cancer; CSF-1R: colony-stimulating factor 1 receptor; EGFR: epidermal growth factor receptor; EGFRm: epidermal growth factor receptor mutation-positive; EMC: endometrial cancer; ERK: extracellular signal-regulated kinase; ESCC: esophageal squamous cell carcinoma; EZH2: enhancer of zeste homolog 2; FGFR1: fibroblast growth factor receptor 1; FL: follicular lymphoma; GC: gastric cancer; GI: gastrointestinal; HCC: hepatocellular carcinoma; HL: Hodgkin lymphoma; IDH 1/2: isocitrate dehydrogenase 1/2; IHCC: intrahepatic cholangiocarcinoma; ITP: immune thrombocytopenic purpura; MAA: Marketing Authorization Application; MAPK: mitogen-activated protein kinase; mCRC: metastatic colorectal cancer; MET: mesenchymal-epithelial transition receptor; MDS: myelodysplastic syndrome; MPN: myeloproliferative neoplasm; MSS: microsatellite stable; MZL: marginal zone lymphoma; NEC: neuroendocrine carcinoma; NET: neuroendocrine tumor; NHL: non-Hodgkin lymphoma; NSCLC: non-small cell lung cancer; PD-1: programmed death-1; PD-L1: programmed death-ligand 1; PI3Kδ: phosphatidylinositol 3-kinase delta; RCC: renal cell carcinoma; SCLC: small cell lung cancer; SYK: spleen tyrosine kinase; TC: thyroid cancer; TGCT: tenosynovial giant cell tumor; TKI: tyrosine kinase inhibitor; TNBC: triple-negative breast cancer; VEGFR: vascular endothelial growth factor receptor; wAIHA = warm autoimmune hemolytic anemia

Commercialized and Late-Stage Drug Candidates

Savolitinib – selective MET inhibitor in late-stage clinical development as a monotherapy and in combination therapies in global partnership with AstraZeneca

Savolitinib is a potent and selective small molecule inhibitor of the MET receptor tyrosine kinase, an enzyme which has been shown to function abnormally in many types of solid tumors. We designed savolitinib through chemical structure modification to specifically address kidney toxicity, the primary issue that halted development of several other selective MET inhibitors. In clinical trials to date across approximately 2,500 patients globally, savolitinib has shown promising signs of clinical efficacy in patients with multiple types of MET gene alterations in lung cancer, kidney cancer and gastric cancer with an acceptable safety profile.

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

We are currently developing savolitinib in global partnership with AstraZeneca, both as a monotherapy and in combination with immunotherapy and targeted therapy. Most notably, MET-aberration is a major mechanism for acquired resistance to both first-generation EGFR TKIs as well as third-generation EGFR TKIs like Tagrisso. Savolitinib has been studied extensively in these patients in the TATTON and SAVANNAH studies. Final results from the TATTON study were presented at World Conference on Lung Cancers (“WCLC”), in January 2021, and preliminary results from SAVANNAH were presented at WCLC in August 2022. Findings based on SAVANNAH and the TATTON studies supported the initiation of the SAFFRON global Phase III study in patients with EGFR-mutated, MET-driven, locally advanced or metastatic NSCLC whose disease progressed on first- or second-line treatment with Targrisso as the most recent therapy, with no prior chemotherapy in the metastatic setting allowed. China-based Phase III studies SACHI and SANOVO were also initiated. Savolitinib was granted fast track designation by the FDA for the combination treatment with Tagrisso of NSCLC patients harboring MET overexpression and/or amplification following progression on Targrisso. In comparison to potential alternative treatments, this treatment is chemotherapy-free, biomarker-specific and orally administered, aiming for a balanced efficacy, safety and quality-of-life profile for lung cancer patients.

Proof-of-concept studies of savolitinib in kidney cancer (as a monotherapy as well as in combination with a PD-L1 inhibitor) and gastric cancer (as a monotherapy as well as in combinations with chemotherapy) have demonstrated positive results, with subsequent clinical development ongoing or in planning. In addition, a gastric cancer patient China-registration cohort began enrolling in March 2023. For example, we initiated a global Phase III pivotal trial (SAMETA) in October 2021 for savolitinib in combination with Imfinzi, AstraZeneca’s anti-PD-L1 antibody durvalumab, in MET positive patients with papillary renal cell carcinoma or PRCC, a form of kidney cancer. Savolitinib opportunities are also continuing to be explored in multiple other MET-driven tumor settings via investigator-initiated studies.

Fruquintinib—selective VEGFR 1, 2 and 3 inhibitor with the best selectivity for its targets in global NDA submission; commercially launched as Elunate in China and as Fruzaqla in the United States in CRC in November 2018 and November 2023, respectively

Fruquintinib is a highly selective and potent oral inhibitor of vascular endothelial growth factor or VEGF receptors, known as VEGFR 1, 2 and 3. We believe that fruquintinib has the potential to become a selective small molecule VEGFR 1, 2 and 3 inhibitor for many types of solid tumors that has the highest selectivity, and we are currently studying fruquintinib in CRC, gastric cancer, endometrial cancer, kidney and other solid tumor types. Fruquintinib was designed to improve kinase selectivity to minimize off-target toxicities, improve tolerability and provide more consistent target coverage. The tolerability in patients to date, along with fruquintinib’s low potential for drug-drug interaction based on pre-clinical assessment, suggests that it may be highly suitable for combinations with other anti-cancer therapies.

Building on the data collected from our successful Phase III trial in China, known as the FRESCO study, which supported fruquintinib’s approval in China, we initiated FRESCO-2, a large randomized controlled study of fruquintinib in the United States, Europe, Japan and Australia. Based on the successful results of the multi-regional FRESCO-2 study and the FRESCO study in China, the FDA approved fruquintinib for the treatment of mCRC.

Aside from its first approved indication of third-line CRC in China, studies of fruquintinib combined with various checkpoint inhibitors (including Tyvyt and tislelizumab) are underway. An NDA is under review in China for the treatment of gastric cancer in combination with paclitaxel (FRUTIGA study), and registration-intent studies combined with checkpoint inhibitors (Tyvyt combo, in endometrial cancer and RCC) are ongoing in China.

Fruquintinib is being commercialized and developed in partnership with Eli Lilly in China, where we are responsible for development, manufacturing, on-the-ground medical detailing, promotion and local and regional marketing activities. Outside of China, we are collaborating with Takeda which holds an exclusive worldwide license from us to develop, manufacture and commercialize fruquintinib in all indications.

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

Sovleplenib (HMPL-523)—potentially the first selective Syk inhibitor for hematological cancer

Sovleplenib is a novel, highly selective, oral, small molecule inhibitor targeting the spleen tyrosine kinase, or Syk, for the treatment of hematological cancers and certain chronic immune diseases. Syk is a major component in B-cell receptor signaling and is an established therapeutic target in multiple subtypes of B-cell lymphomas. Because B-cell malignancies are heterogeneous and patients commonly experience relapse despite current therapies, there is a need for new therapies. Sovleplenib has been studied in clinical trials with around 600 patients to date.

We recently submitted the NDA for sovleplenib for the treatment of adult patients with primary immune thrombocytopenia (ITP), and the NDA was accepted by the NMPA in China in January 2024 after receiving priority review status in 2023. This NDA is supported by data from ESLIM-01, a randomized, double-blinded, placebo-controlled Phase III trial in China of sovleplenib in 188 adult patients with primary ITP who have received at least one prior line of standard therapy. In January 2022, sovleplenib received the Breakthrough Therapy Designation in China for treatment of primary immune thrombocytopenia.

Besides the clinical trials related to primary ITP, we also have various clinical trials of sovleplenib ongoing. In September 2022, we also initiated a randomized, double-blind, placebo-controlled Phase II/III study to evaluate the efficacy, safety, tolerability, and pharmacokinetics of sovleplenib in the treatment of warm AIHA. The enrollment of Phase II part of the study was completed in mid-2023 and primary end point has been met. We expect to initiate Phase III in the first half of 2024. In 2024, we also plan to start a Phase I/Ib dose-finding study in the United States.

We own all rights to sovleplenib globally.

Tazemetostat

In August 2021, we entered into a strategic collaboration with Epizyme, a subsidiary of Ipsen, to research, develop, manufacture and commercialize tazemetostat in Greater China, including the mainland, Hong Kong, Macau and Taiwan. Tazemetostat is an inhibitor of EZH2 developed by Ipsen that is approved by the U.S. FDA for the treatment of certain epithelioid sarcoma and follicular lymphoma patients. It received accelerated approval from the FDA based on ORR and DoR in January and June 2020 for epithelioid sarcoma and follicular lymphoma, respectively. Tazemetostat has been studied in clinical trials with around 1,300 patients to date.

We are developing and planning to seek approval for tazemetostat in various hematological and solid tumors in China. We are participating in Ipsen’s SYMPHONY-1 (EZH-302) study, leading it in China. We are generally responsible for funding all clinical trials of tazemetostat in China, including the portion of global trials conducted there. Separately, we are conducting a China bridging study in follicular lymphoma for potential conditional registration based on its U.S. approvals. The study is fully enrolled and we expect to file the NDA in mid-2024. We are responsible for the research, manufacturing and commercialization of tazemetostat in China. Tazemetostat was approved in China Hainan Pilot Zone in 2022 and the Macau Special Administrative Region in 2023.

HMPL-453—highly selective FGFR 1/2/3 inhibitor with potential in solid tumors

HMPL-453 is a novel, selective, oral inhibitor targeting FGFR 1/2/3. Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis, as well as resistance to anti-tumor therapies. Approximately 10-15% of intrahepatic cholangiocarcinoma (IHCC) patients globally have tumors harboring FGFR2 fusion. Amongst others, we have an ongoing Phase II study in patients with advanced IHCC with FGFR2 fusion that had failed at least one line of systemic therapy where we started to enroll the registration cohort since March 2023.

We own all rights to HMPL-453 globally.

Amdizalisib (HMPL-689)—novel, highly selective PI3Kδ inhibitor with potential in hematological cancer

Amdizalisib is a novel, highly selective and potent small molecule inhibitor targeting the isoform PI3Kδ. In pre-clinical pharmacokinetic studies, amdizalisib’s pharmacokinetic properties have been found to be favorable with good oral absorption, moderate tissue distribution and low clearance. Amdizalisib received Breakthrough Therapy Designation from the CDE of the NMPA in China for the treatment of refractory follicular lymphoma in September 2021. We have multiple ongoing clinical studies of amdizalisib for various subtypes of lymphomas. Amdizalisib has been studied in clinical trials with around 500 patients to date. We own all rights to amdizalisib globally.

Early-Stage Drug Candidates

HMPL-306 is potentially the first dual inhibitor of IDH1 and IDH2 enzymes with applications in hematological malignancies and solid tumors. IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among acute myeloid leukemia patients. We have several ongoing Phase I studies in China and the United States on indications including myeloid hematological malignancies and various solid tumors. These include a Phase I trial in China was initiated in July 2020, in patients of relapsed or refractory hematological malignancies with an IDH1 and/or IDH2 mutation where we have presented the first-in-human dose-escalation phase data at EHA Annual Meeting in June 2023. Based on the pharmacodynamic, pharmacokinetic and preliminary clinical findings, a recommended Phase II dose was determined for the dose expansion phase of the study. We own all rights to HMPL-306 globally.

HMPL-760 is an investigational, highly selective, non-covalent, third-generation oral inhibitor of BTK with improved potency versus first generation BTK inhibitors against both wild type & C481S mutant enzymes. In January 2022, we initiated a Phase I trial in China in patients with previously treated chronic lymphocytic leukemia/small lymphocytic lymphoma or other types of non-Hodgkin lymphoma, including patients treated with a prior regimen containing a BTK inhibitor, whose disease carries either wild-type BTK or acquired resistance to first generation BTK inhibitors due to additional mutations to BTK. The initial dose escalation stage to determine the maximum tolerated dose and/or the RP2D is to be followed by a dose expansion phase where patients will receive HMPL‑760 to further evaluate the safety, tolerability, and clinical activity at the RP2D. We own all rights to HMPL-760 globally.

HMPL-295 is an investigative and highly selective small molecule inhibitor of ERK in the MAPK pathway with the potential to address intrinsic or acquired resistance from upstream mechanisms such as RAS-RAF-MEK. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK pathway). This is our first of multiple candidates in discovery targeting the MAPK pathway. A China Phase I study of HMPL-295 as a monotherapy was initiated in July 2021. We own all rights to HMPL-295 globally.

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

HMPL-415 is an investigational SHP2 allosteric inhibitor. SHP2 is a non-receptor protein tyrosine phosphatase ubiquitously expressed mainly in the cytoplasm of several tissues. It interacts with diverse molecules in the cell, and regulates key signaling events including RAS/ERK, PI3K/AKT, JAK/STAT and PD-1 pathways. Dysregulation of SHP2 expression or activity causes many developmental diseases, and hematological and solid tumors. We initiated a China Phase I study in July 2023. We own all rights to HMPL-415 globally.

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

Manufacturing

We use organizations in China to produce our clinical and commercial API supplies. For manufacturing drug products, we currently use a combination of contract manufacturers and our internal manufacturing facilities. We have a drug product manufacturing facility in Suzhou which manufactures both clinical and commercial supplies for fruquintinib and surufatinib. Our Suzhou facility passed a pre-approval inspection (PAI) for fruquintinib by the U.S. FDA in August 2023. We have qualified two drug product sites for supplying fruquintinib to the U.S. market: our own facility in Suzhou and a second site in Switzerland.

We have also completed construction of, qualified and obtained Drug Manufacturing Permit for a new drug product facility in Pudong, Shanghai, which will increase our novel drug product manufacturing capacity by over five times. The manufacturing and technology transfer for some of our commercial products are underway to this new facility. This is in line with our previously outlined expectations of manufacturing clinical supplies from the new facility starting in 2023 and commercial supplies around 2025, after the necessary regulatory filings and approvals.

In line with our commitment to sustainable practices and environmental stewardship, we have installed solar panels at this new facility. They contribute renewable energy directly to our operations, particularly in cooling indoor areas, significantly reducing electricity usage and greenhouse gas emissions.

We completed process validation for the API and drug product of sovleplenib at the selected commercial manufacturing facilities to support the approval of the product.

Other Ventures

In addition to our Oncology/Immunology operations, our Other Ventures include large-scale drug marketing and distribution platforms covering about 290 cities and towns in China with over 2,900 manufacturing and commercial personnel as of December 31, 2023. Built over the past 20 years, it primarily focuses on prescription drugs and consumer health products mainly through: (i) Shanghai Hutchison Pharmaceuticals, a non-consolidated joint venture with a commercial team of about 2,300 staff managing the medical detailing and marketing of its products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China. SHPL’s Good Manufacturing Practice-certified factory holds 74 drug product manufacturing licenses and is operated by about 560 manufacturing staff and (ii) Hutchison Sinopharm, a consolidated joint venture focused on prescription drugs commercial services business, which in addition to providing certain commercial services for our own products, provides services to third-party pharmaceutical companies in China. Prior to our disposal of interest in December 2023, our Other Ventures also included Hutchison Hain Organic (Hong Kong) Limited and HUTCHMED Science Nutrition Limited, which were our joint venture and wholly-owned subsidiary principally engaged in wholesale and trading of healthcare and consumer products.

Net income attributable to our company from our Other Ventures totaled $142.9 million, $54.6 million and $50.3 million for the years ended December 31, 2021, 2022 and 2023, respectively, and are remitted to our group through dividend payments primarily from our non-consolidated joint venture mentioned above. In 2023, dividends of an aggregate amount of $42.3 million were distributed from Shanghai Hutchison Pharmaceuticals to our group, with aggregate dividends received by our group since inception of over $320 million.

Our Clinical Pipeline

The following is a summary of the clinical pipeline for our drug candidates, many of which are being investigated against multiple indications.

1.	Savolitinib (HMPL-504), MET Inhibitor

Savolitinib is a potent and selective inhibitor of MET, an enzyme which has been shown to function abnormally in many types of solid tumors. We designed savolitinib to address human metabolite-related renal toxicity, the primary issue that halted development of several other selective MET inhibitors. In clinical studies to date, savolitinib has shown promising signs of clinical efficacy in patients with MET gene alterations in NSCLC, PRCC, CRC and gastric cancer with an acceptable safety profile. In global partnership with AstraZeneca, savolitinib has been studied in approximately 2,500 patients to date, both as a monotherapy and in combinations. For more information regarding our partnership with AstraZeneca, see “—Overview of Our Collaborations—AstraZeneca.”

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

Savolitinib Research Background

First generation selective MET inhibitors previously discovered by multinational pharmaceutical companies had positive pre-clinical data that supported their high MET selectivity and pharmacokinetic and toxicity profiles, but did not progress very far due to kidney toxicity. The issue appeared to be that certain metabolites of earlier compounds had dramatically reduced solubility and appeared to crystalize in the kidney, resulting in obstructive toxicity. With this understanding, we designed our compound, savolitinib (also known as AZD6094 and HMPL-504, formerly known as volitinib), differently while preserving high MET inhibition properties across multiple types of MET aberrations. Savolitinib has not shown any renal toxicity to date and does not appear to carry the same metabolite problems as the earlier selective MET compounds based on studies in over 2,000 patients conducted by AstraZeneca in global partnership with us.

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

Non-small Cell Lung Cancer

The table below shows a summary of clinical trials for savolitinib in NSCLC patients.

Clinical Trials of Savolitinib in NSCLC

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + Tagrisso	SAVANNAH: 2L/3L EGFRm+;	Global	II	Fully enrolled	NCT03778229
	Tagrisso refractory; MET+		Registration-
intent
Savolitinib + Tagrisso	SAFFRON:2L/3L EGFRm+;	Global	III	Ongoing since 2022	NCT05261399
Tagrisso refractory; MET+
Savolitinib + Tagrisso	SACHI: 2L EGFR TKI refractory NSCLC;	China	III	Ongoing since 2021	NCT05015608
MET+
Savolitinib + Tagrisso	SANOVO: Naïve	China	III	Ongoing since 2021	NCT05009836
patients with EGFRm
& MET+
Savolitinib monotherapy	MET exon 14 skipping alterations	China	II Registration	Approved and launched in 2021.	NCT02897479
Final OS analysis at ELCC
2022
Savolitinib monotherapy	MET exon 14 skipping alterations	China	IIIb Confirmatory	Fully enrolled in the H1 2023.	NCT04923945
First line cohort data at
WCLC 2023
Savolitinib + Imfinzi	SOUND: MET-driven, EGFR wild type	China	II	Ongoing since 2022	NCT05374603

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
Source:

Lu S, Fang J et al. Once-daily savolitinib in Chinese patients with pulmonary sarcomatoid carcinomas and other non-small-cell lung cancers harboring MET exon 14 skipping alterations: a multicenter, single-arm, open-label, phase 2 study. Lancet Respir Med. 2021;9(10):1154-1164. doi:10.1016/S2213-2600(21)00084-9

A confirmatory Phase IIIb study in this patient population fully enrolled in the first half of 2023. Results from the first-line cohort of this study were disclosed at WCLC 2023. At data cut-off date of April 30, 2023, among the 84 patients in the tumor response evaluable set (TRES), ORR was 60.7% (95% CІ: 49.5% to 71.2%) and DCR was 95.2% (95% CІ: 88.3% to 98.7%), as assessed by an independent review committee. At median follow-up of 11.1 months, median PFS was 13.8 months (95% CІ: 9.7 months to not reached). Median DoR and OS have not been reached. No new safety signals were observed.

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

In January 2023, the U.S. FDA designated as a Fast Track development program the investigation of savolitinib for use in combination with Tagrisso for the treatment of patients with locally advanced or metastatic NSCLC whose tumors have MET overexpression and/or amplification, as detected by an FDA-approved test, and who have had disease progression during or following prior Tagrisso. In comparison to alternate treatments, our positioning remains chemotherapy-free, biomarker-specific and oral combinations, aiming for a balanced efficacy and safetytoxicity profile for lung cancer patients.

SAVANNAH study: Phase II study of savolitinib in combination with Tagrisso in NSCLC Tagrisso-refractory EGFRm+ patients (NCT03778229).

Based on the encouraging results of the multiple TATTON studies, we and AstraZeneca have initiated this global Phase II study in patients whose disease have progressed following Tagrisso due to MET amplification or overexpression, which has three dose cohorts of savolitinib combined with Tagrisso. In addition to continuing Tagrisso treatment, patients received savolitinib 300mg QD, 300mg BID, or 600mg QD. The study has completed an additional patient recruitment designed to further reinforce the strength of data, initially presented at WCLC 2022. We continue to evaluate the possibility of using the SAVANNAH study as the basis for U.S. accelerated approval.

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

SAFFRON study: Phase III study of savolitinib in combination with Tagrisso in NSCLC Tagrisso-refractory EGFRm+ patients (NCT05261399)

Findings based on SAVANNAH and the TATTON studies supported the initiation of the SAFFRON global Phase III study in patients with EGFR-mutated, MET-driven, locally advanced or metastatic NSCLC whose disease progressed on first- or second-line treatment with Tagrisso as the most recent therapy, with no prior chemotherapy in the metastatic setting allowed. Patients are prospectively selected for the higher level of MET aberration of FISH10+ and/or IHC90+. The SAFFRON study will evaluate the efficacy and safety of savolitinib in combination with Tagrisso compared to pemetrexed plus platinum doublet-chemotherapy, the current standard-of-care treatment in this setting. The primary endpoint of the study is PFS. SAVANNAH has now activated a majority of the approximately 250 sites in over 20 countries planned for the study.

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

The CALYPSO study is an investigator-initiated open-label Phase II study of savolitinib in combination with Imfinzi. The study evaluated the safety and efficacy of the savolitinib and Imfinzi combination in PRCC patients at sites in the U.K. and Spain. 24-month follow-up of the CALYPSO study showed median PFS of 15.7 months and median OS of 27.4 months in MET-driven PRCC patients.

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

Gastric Cancer

The table below shows a summary of clinical trial for savolitinib in gastric cancer patients.

Clinical Trial of Savolitinib in Gastric Cancer

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	3L gastric cancer with MET amplification. Two-stage, single-arm study	China	II registration intent	~64 patient registration cohort enrolling since March 2023; Breakthrough Therapy Designation	NCT04923932

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

Phase II study of savolitinib with potential for registration intent in 3L gastric cancer with MET amplification (NCT04923932)

This Phase II registration-intent study is a two-stage and single-arm study to evaluate the efficacy, safety and pharmacokinetics of savolitinib in locally advanced or metastatic GC or GEJ patients whose disease progressed after at least one line of standard therapy. The primary endpoint is ORR as assessed by an independent review committee. Other endpoints include 12-week and 6-month progression-free survival rates, median progression-free survival, duration of response, disease control rate, median overall survival, safety, pharmacokinetics and quality of life. The first patient was dosed in July 2021. Preliminary efficacy and safety data from an interim analysis was reported at AACR 2023, showing promising efficacy in patients with MET-amplified diseases, particularly in patients with high MET gene copy number. Confirmed ORR by independent review was 45%, or 50% in the 16 patients with high MET gene copy number. Duration of response rate at 4-months was 85.7%. The most common grade 3 or above TRAEs (more than 5%) were decreased platelet count, hypersensitivity, anemia, neutropenia and abnormal hepatic function. The BID regimen is being investigated to further evaluate the efficacy and safety of savolitinib in MET high patients. Following consultation with the NMPA with this data, a patient registration cohort began enrolling in March 2023.

Overview of Savolitinib Commercial Launch

Sold under the brand name Orpathys, savolitinib was granted conditional approval in China by the NMPA and launched in July 2021 by our partner, AstraZeneca. Orpathys is for the treatment of patients with non-small cell lung cancer with MET exon 14 skipping alterations who have progressed following prior systemic therapy or are unable to receive chemotherapy. The revenue we generate from Orpathys are comprised of royalty revenue and revenue from the product sales of Orpathys which we source from a third-party manufacturer and sell to AstraZeneca at cost. In 2021, we generated $11.3 million in total revenue from Orpathys sales, of which $4.8 million was royalty revenue and $6.5 million was revenue from sales of goods to AstraZeneca. In 2022, we generated $22.3 million in total revenue from Orpathys sales, of which $12.4 million was royalty revenue and $9.9 million was revenue from sales of goods to AstraZeneca. Following negotiations with the China NHSA in January 2023, starting on March 1, 2023, Orpathys was included in the updated NRDL, broadening patient access to this medicine. In 2023, we generated $28.9 million in total revenue from Orpathys sales, of which $13.8 million was royalty revenue and $15.1 million was revenue from sales of goods to AstraZeneca.

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

2. Fruquintinib (HMPL-013), VEGFR 1, 2 and 3 Inhibitor

Fruquintinib is a novel, selective, oral inhibitor of VEGFR 1/2/3 kinases that was designed to improve kinase selectivity with the destination of minimizing off-target toxicity and thereby improve efficacy and tolerability. Fruquintinib has been studied in clinical trials with about 5,700 patients to date, both as a monotherapy and in combination with other agents.

Aside from its first approved indication of previously-treated metastatic CRC (in China and the U.S.), several studies of fruquintinib combined with various checkpoint inhibitors (including Tyvyt and tislelizumab) are underway, some of which presented encouraging data. Registration-intent studies combined with chemotherapy (FRUTIGA study in gastric cancer) or checkpoint inhibitors (Tyvyt combo, in endometrial cancer and RCC) are completing or ongoing in China.

We are partnered with Eli Lilly in China and with Takeda outside of China.

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

Fruquintinib Clinical Development

Fruquintinib Monotherapy - Colorectal Cancer

The table below shows a summary of the clinical trials for fruquintinib in CRC patients. We have two additional trials in progress for fruquintinib in CRC in combination with a checkpoint inhibitor as discussed in more detail below under “— Fruquintinib Combinations with Checkpoint Inhibitors.”

Current Clinical Trials of Fruquintinib in CRC

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	FRESCO-2: metastatic CRC	U.S. / Europe / Japan / Australia	III	Approved & launched in the U.S. in Nov 2023; EMA MAA validated in Jun 2023; NDA filed in Japan in Sep 2023; Results published in The Lancet; further data presented at ASCO GI, JSMO & ASCO 2023	NCT04322539
Fruquintinib monotherapy	FRESCO: ≥3L CRC; chemotherapy refractory	China	III	Approved and launched in 2018	NCT02314819
Fruquintinib monotherapy	CRC, TN & HR+/HER2- breast cancer	U.S.	I/Ib	CRC data at ASCO GI 2022; results supported the initiation of the FRESCO-2	NCT03251378

Notes:    TN = triple-negative; HR+ = hormone receptor-positive; and HER2 = human epidermal growth factor receptor 2.

FRESCO study: Phase III study of fruquintinib monotherapy in third-line CRC (NCT02314819)

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

Supported by data from the successful FRESCO study, we submitted an NDA for fruquintinib in June 2017. Fruquintinib was subsequently awarded priority review status by the NMPA in view of its clinical value in September 2017, and in September 2018, the NMPA approved fruquintinib for the treatment of patients with advanced CRC and was launched in November 2018. For more information regarding the Elunate product launch, see “—Overview of Fruquintinib Commercial Launch.”

FRESCO-2 study: Phase III study of fruquintinib monotherapy in mCRC (NCT04322539)

We initiated a global Phase III registration study, known as the FRESCO-2 study, in refractory metastatic CRC. Positive results from this double-blind, placebo-controlled, global Phase III study in 691 patients demonstrated that treatment with fruquintinib resulted in a statistically significant and clinically meaningful increase in OS and the key secondary endpoint of PFS compared to treatment with placebo. ASCO presentations showed that in subgroup analyses by prior lines of therapies up to six or more and by prior treatment with approved agents, fruquintinib improved OS and PFS for all subgroups and prior therapies, consistent with those of the overall study population. A separate study showed that during the study adverse events of special interest led to low rates of dose reduction (13.6% for patients who received fruquintinib vs 0.9% for patients who received placebo) and dose discontinuation (8.3% for patients who received fruquintinib vs 6.1% for patients who received placebo).

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

Clinical Trial of Fruquintinib in Gastric Cancer

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib + paclitaxel	FRUTIGA: 2L gastric cancer	China	III	Supplemental NDA accepted by NMPA in Apr 2023; data at ASCO Plenary Series Feb 2024	NCT03223376

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

Results were presented orally at ASCO Plenary Series in February 2024. Patients on fruquintinib combined with paclitaxel achieved median PFS of 5.6 months, vs 2.7 months in the control group on paclitaxel only with HR of 0.569 and p < 0.0001. There was an improvement in OS with median OS of 9.6 months vs. 8.4 months, however this was not statistically significant. There was an imbalance of patients receiving subsequent antitumor therapies across the two groups, with 52.7% in the fruquintinib plus paclitaxel group vs. 72.2% in the paclitaxel monotherapy group. In pre-specified sensitivity analysis, when excluding patients taking subsequent antitumor therapy, OS advantage becomes nominal statistically significant for the treatment arm at 6.9 months vs 4.8 months in control arm with HR of 0.72 and p=0·0422. Fruquintinib also demonstrated a statistically significant improvement in secondary endpoints including ORR, DCR and DoR. The safety profile of fruquintinib in FRUTIGA was consistent with previously reported studies.

In April 2023, the NDA in China was accepted for review by the NMPA.

Fruquintinib in Combination with Checkpoint Inhibitors

The table below shows a summary of clinical trials for fruquintinib in combination with checkpoint inhibitors.

Clinical Trials of Fruquintinib with Checkpoint Inhibitors

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib + TYVYT (PD-1)	FRUSICA-1: endometrial cancer	China	II registration-intent	Fully enrolled; NDA filing expected in early-2024; Ib data at CSCO 2021	NCT03903705
Fruquintinib + TYVYT (PD-1)	FRUSICA-2: clear cell renal cell carcinoma	China	II/III	Fully enrolled; topline results expected around year end 2024	NCT05522231
Fruquintinib + TYVYT (PD-1)	Clear cell renal cell carcinoma	China	Ib/II	Fully enrolled; Updated data at ASCO 2023	NCT03903705
Fruquintinib + TYVYT (PD-1)	CRC	China	II	Data published in European Journal of Cancer	NCT04179084
Fruquintinib + TYVYT (PD-1)	Gastrointestinal tumors, NSCLC, cervical cancer	China	Ib/II	Fully enrolled; Gastric cancer data at ESMO 2023; NSCLC and cervical cancer data at ESMO Asia 2023	NCT03903705
Fruquintinib and tislelizumab (PD-1)	MSS-CRC	U.S.	Ib/II	Ongoing since 2021; Fully enrolled; Follow-up ongoing; Conference submission pending completion of follow-up	NCT04577963
Fruquintinib and tislelizumab (PD-1)	CRC	Korea / China	Ib/II	Fully enrolled	NCT04716634

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

We agreed with the NMPA to expand this cohort into a single-arm registrational Phase II study. In July 2023, the cohort fully enrolled and was granted Breakthrough Therapy Designation. If the study results are positive, we expect to file the NDA with the NMPA in this treatment setting in early-2024.

Tyvyt combination for advanced metastatic renal carcinoma (NCT05522231)

In first-line clear-cell renal cell carcinoma (“ccRCC”), clinical benefits have been demonstrated for the combination of antiangiogenic therapy and immunotherapy. However, there is limited evidence on the benefits of this combination in the second-line setting. Phase II (NCT03903705) data disclosed at ASCO 2023 showed encouraging anti-tumor efficacy and durability in these patients. PFS results from this exploratory study of the fruquintinib and sintilimab combination in metastatic clear-cell RCC were reported. At data cut-off on November 30, 2022, median PFS was 15.9 months in 20 previously treated patients. No new safety signals were observed.

A Phase II/III trial of fruquintinib in combination with Tyvyt as second-line treatment for locally advanced or metastatic RCC was initiated in October 2022. The study is a randomized, open-label, active-controlled study to evaluate the efficacy and safety of fruquintinib in combination with Tyvyt versus axitinib or everolimus monotherapy for the second-line treatment of advanced RCC. The primary endpoint is PFS. The enrollment was completed in December 2023. A total of 234 patients have been enrolled in the study. We expect to announce topline results around year end in 2024.

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

Fruquintinib Exploratory Development

In China, we support an investigator-initiated trial program for fruquintinib, and there are about 90 of such trials ongoing in various solid tumor settings. A number of investigator-initiated trials were presented at ASCO 2023, ESMO 2023 and ASCO GI 2024, including initial results of a Phase II study of fruquintinib in combination with investigator’s choice of chemotherapy in second-line metastatic CRC with microsatellite stable (MSS) phenotype, as well as fruquintinib monotherapy for the treatment of biliary tract cancer and soft tissue sarcoma.

Overview of Fruquintinib Commercial Launch

Fruquintinib was first approved in mainland China by the NMPA in September 2018 and commercially launched in November 2018. In February 2022, it received marketing approval in Macau. In November 2023, it received marketing approval in the United States. In January 2024, it received marketing approval in Hong Kong which is the first medicine to be approved under Hong Kong’s new mechanism for registration of new drugs (“1+” mechanism) officially commenced on November 1, 2023. Fruquintinib is marketed as Elunate in China and Fruzaqla in the United States. We have partnered with Eli Lilly on fruiquintinib in China and Takeda outside of China.

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

In 2021, we generated $53.5 million in total revenue from Elunate sales, of which $10.3 million was royalty revenue, $15.8 million was revenue from sales of goods primarily to Eli Lilly and $27.4 million was revenue from promotion and marketing services to Eli Lilly. In 2022, we generated $69.9 million in total revenue from Elunate, of which $13.9 million was royalty revenue, $14.7 million was revenue from sales of goods primarily to Eli Lilly and $41.3 million was revenue from promotion and marketing services to Eli Lilly. In 2023, we generated $83.2 million in total revenue from Elunate, of which $16.6 million was royalty revenue, $18.0 million was revenue from sales of goods primarily to Eli Lilly and $48.6 million was revenue from promotion and marketing services to Eli Lilly.

In 2023, we generated $7.2 million in total revenue from Fruzaqla sales, of which $2.1 million was royalty revenue and $5.1 million was revenue from sales of goods.

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

Takeda

In January 2023, we entered into an agreement with a subsidiary of Takeda whereby it received an exclusive worldwide license from us to develop, manufacture and commercialize fruquintinib in all indications and territories outside of China. Subject to the terms of the agreement, we are eligible to receive up to $1.13 billion upfront and milestone payments. We have received $435 million in payments to date, including $400 million upfront on closing of the agreement and $35 million milestone payments from Takeda pursuant to this collaboration. We are eligible to receive up to $695 million in additional potential payments relating to regulatory, development and commercial sales milestones, as well as royalties on net sales.

For more information regarding our partnership with Takeda, see “—Overview of Our Collaborations—Takeda.”

3. Surufatinib (HMPL-012), VEGFR 1, 2 and 3, FGFR1 and CSF-1R Inhibitor

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, both shown to be involved in tumor angiogenesis, and CSF-1R, which plays a key role in regulating tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib has been studied in clinical trials with around 2,900 patients to date, both as a monotherapy and in combinations, and is approved in China. We currently retain rights to surufatinib worldwide.

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

Surufatinib Clinical Development

We currently have various clinical trials of surufatinib as a monotherapy and in combination with checkpoint inhibitors ongoing or expected to begin in the near term.

Surufatinib Monotherapy - Neuroendocrine Tumors

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

Surufatinib received FDA Fast Track Designations in April 2020 for the treatment of pNETs and epNETs. Orphan Drug Designation for pNETs was granted in November 2019. While discussions with the FDA in 2020 suggested that two positive Phase III studies of surufatinib in patients with pNETs and epNETs in China, could form the basis to support a U.S. NDA submission, this was ultimately not accepted. A new multi-regional clinical trial (MRCT) would be required to move forward with this program in the United States, Europe and Japan. Following dialogue with the Japanese PMDA, we have decided not to file a Japanese NDA on the basis of the clinical trial data available at this time.

The table below shows a summary of clinical trials for surufatinib in neuroendocrine cancer patients.

Clinical Trials of Surufatinib in NETs

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	SANET-ep: Non-pancreatic NET	China	III	Approved; Launched in 2021	NCT02588170
Surufatinib monotherapy	SANET-p: Pancreatic NET	China	III	Approved; Launched in 2021	NCT02589821

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

The table below shows a summary of clinical trials for surufatinib in combination with checkpoint inhibitors.

Clinical Trials of Surufatinib with Checkpoint Inhibitors

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib and Tuoyi (PD-1)	SURTORI-01: 2L NEC	China	III	Ongoing since 2021	NCT05015621
Surufatinib and Tuoyi (PD-1)	NENs, GC, ESCC, SCLC, NSCLC, EMC, TC, STS, BTC	China	II	Fully enrolled; Data at AACR 2023 & ASCO 2023	NCT04169672
Surufatinib and Tuoyi (PD-1)	Small cell lung cancer	China	II	Fully enrolled	NCT05509699

Clinical Trials with Junshi’s Tuoyi

In late 2018, we entered into a global collaboration with Junshi to evaluate the combination of surufatinib with Tuoyi. We completed a Phase I dose-finding study and presented the data at the AACR Conference in April 2020. The data showed that surufatinib plus Tuoyi were well tolerated with no unexpected safety signals observed. At the recommend Phase 2 dose, a DCR of 100% and ORR of 63.6% were reported for 11 efficacy evaluable patients, with 2 unconfirmed partial responses. Surufatinib plus Tuoyi showed encouraging antitumor activity in patients with advanced solid tumors. A Phase II China study combining surufatinib with Tuoyi enrolled patients in nine solid tumor indications. These have led to the initiation in September 2021 of the first Phase III trial combining surufatinib with a PD-1 antibody, the SURTORI-01 study in NEC and a Phase II study in SCLC in 2022.

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

Other cohorts —We reported the results from the advanced endometrial cancer cohorts at ASCO 2023. Amongst efficacy evaluable endometrial cancer patients, median PFS was 5.4 months and 12-month OS rate was 71.0% (median follow-up duration was 16.8 months). The combination showed a tolerable safety profile. Additionally, results from the NSCLC cohort were presented at AACR 2023 demonstrating promising anti-tumor activity in first-line setting for advanced PD-L1 positive NSCLC patients with manageable toxicity.

Surufatinib Exploratory Development

In China, we support an investigator-initiated trial program for surufatinib, with about 110 of such trials in various solid tumor settings being conducted for both combination and single agent regimens. These trials explore and answer important medical questions in addition to our own company-sponsored clinical trials. A number of investigator-initiated trials were presented at ASCO 2023, ESMO 2023 and ASCO GI 2024 for surufatinib in combination with other agents, including with chemotherapy as well as with anti-PD-1 antibodies plus different chemotherapy regimens in various solid types including pancreatic adenocarcinoma, gastric/gastroesophageal junction adenocarcinoma and biliary tract cancer. In one of these trials using surufatinib in combination with camrelizumab (an anti-PD-1) plus chemotherapy in first-line therapy for pancreatic adenocarcinoma, median PFS and OS were 9.2 months and 15.6 months, respectively, compared to 6.3 months and 8.6 months in the control group with chemotherapy only.

Overview of Surufatinib Commercial Launch

Surufatinib capsules, sold under the brand name Sulanda, were approved for marketing in China by the NMPA in December 2020 and June 2021 for the treatment of advanced non-pancreatic NETs and pancreatic NETs, respectively. In 2021, Sulanda was sold as a self-pay drug whereby patients paid for treatment out-of-pocket. We used means-test early access and patient access programs to help patients afford Sulanda. Following negotiations with the China National Healthcare Security Administration, Sulanda was included on China’s NRDL at a 52% discount on our main 50mg dosage form, relative to the 2021 self-pay price, for two years starting on January 1, 2022. The inclusion was renewed for another two years starting in January 2024 for the same discounted price.

We have also confirmed a total of around 110 investigator-initiated studies in a broad range of exploratory solid tumor indications all of which are expected to gradually expand awareness of Sulanda in China.

4. Sovleplenib (HMPL-523), Syk Inhibitor

Sovleplenib is a novel, selective, oral inhibitor targeting Syk, for the treatment of hematological malignancies and immune diseases. Syk is a component in Fc receptor and B-cell receptor signaling pathway. In December 2022, we completed recruitment of a Phase III study in China for primary ITP, for which it has received Breakthrough Therapy Designation. Positive data on both primary ITP and hematological malignancies was reported at ASH 2021 and published in Lancet Hematology in April 2023. In 2024, we plan to start a Phase I/Ib dose-finding study in the United States. We currently retain all rights to sovleplenib worldwide.

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

Sovleplenib Clinical Development

The table below shows a summary of the clinical trials for sovleplenib.

Current Clinical Trials of Sovleplenib

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Sovleplenib monotherapy	ESLIM-01≥2L+ Immune thrombocytopenia	China	III

Fully enrolled; positive topline results achieved and NDA accepted with priority review status in Jan 2024; results to be submitted at an upcoming conference in mid-2024; Breakthrough Therapy Designation

NCT05029635
Sovleplenib monotherapy	≥2L ITP	U.S.	Ib	Dose-finding study to begin in 2024	Pending
Sovleplenib monotherapy	Warm AIHA	China	II/III	Phase II fully enrolled; Phase III expected in early 2024	NCT05535933

ESLIM-01 Phase III study of sovleplenib in patients with immune thrombocytopenia (NCT05029635)

In October 2021, we initiated a randomized, double-blinded, placebo-controlled Phase III trial in China of sovleplenib in 188 adult patients with primary ITP who have received at least one prior line of standard therapy. ITP is an autoimmune disorder that can lead to increased risk of bleeding. The primary endpoint of the study is the durable response rate. In January 2022, the NMPA granted Breakthrough Therapy Designation for this indication. All endpoints were met in August 2023 and the NDA has been accepted for review and granted priority review by the NMPA in January 2024. We plan to submit the results for presentation and/or publication in mid-2024.

ESLIM-01 is supported by the results of a randomized, double-blind and placebo-controlled Phase Ib study of sovleplenib in adult patients with primary immune thrombocytopenia were presented at the 63rd American Society for Hematology’s (ASH) annual meeting. As of data cut-off date of September 30, 2021, a total of 34 patients were randomized to receive HMPL-523 and 11 patients to placebo. Among 16 patients who were randomized to receive the RP2D of 300mg once daily, 11 patients (68.8%) experienced response as defined by at least one incident of platelet count being ≥ 50×109/L in the initial 8-week double blinded phase of the study, compared to one out of 11 patients (9.1%) randomized to receive placebo. During the subsequent 16-week open-label phase of the study, one additional patient initially randomized to receive the RP2D experienced a response. Four patients randomized to placebo crossed over to receive treatment at RP2D after the initial 8-week double blinded phase of the study; all four of these patients experienced response. In total, 16 out of 20 patients (80%) experienced response during both phases of the study. Durable response, defined as platelet count being ≥ 50×109/L in at least 4 out of 6 last scheduled visits, were reported in 8 out of 20 patients (40%) who received RP2D in both phases of the study.

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

Phase II/III Trial of sovleplenib for warm AIHA (NCT05535933)

This is a randomized, double-blind, placebo-controlled Phase II/III study to evaluate the efficacy, safety, tolerability, and pharmacokinetics of sovleplenib in the treatment of warm AIHA. AIHA is the result of destruction of red blood cells due to the production of antibodies against red blood cells which bind to antigens on the red blood cell membrane in autoimmune disorders. The first patient was enrolled in September 2022. The enrollment of Phase II part of the study was completed in mid-2023 and primary end point has been met. We expect to initiate Phase III in early 2024.

5.    Tazemetostat, EZH2 Inhibitor

Tazemetostat is an inhibitor of EZH2 developed by Ipsen that is approved by the U.S. FDA for the treatment of certain epithelioid sarcoma and follicular lymphoma patients. It received accelerated approval from the FDA based on ORR and DoR in January and June 2020 for epithelioid sarcoma and follicular lymphoma, respectively.

In August 2021, we entered into a strategic collaboration with Epizyme, a subsidiary of Ipsen, to research, develop, manufacture and commercialize tazemetostat in Greater China, including the mainland, Hong Kong, Macau and Taiwan. Tazemetostat is an inhibitor of EZH2 developed by Ipsen that is approved by the U.S. FDA for the treatment of certain epithelioid sarcoma and follicular lymphoma patients. It received accelerated approval from the FDA based on ORR and DoR in January and June 2020 for epithelioid sarcoma and follicular lymphoma, respectively. Tazemetostat has been studied in clinical trials with around 1,300 patients to date.

We are developing and plan to seek approval for tazemetostat in various hematological and solid tumors in China. We are participating in Ipsen’s SYMPHONY-1 (EZH-302) study, leading it in China. We are generally responsible for funding all clinical trials of tazemetostat in China, including the portion of global trials conducted there. Separately, we are conducting a China bridging study in follicular lymphoma for potential conditional registration based on its U.S. approvals. The study is fully enrolled and, subject to the data, we plan to file the NDA in China in late-2024. We are responsible for the research, manufacturing and commercialization of tazemetostat in China. Tazemetostat was approved in China Hainan Pilot Zone in 2022 and the Macau Special Administrative Region in 2023.

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

Tazemetostat Clinical Development

The table below shows a summary of our clinical trials for tazemetostat.

Clinical Trials of Tazemetostat

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Tazemetotat monotherapy	Metastatic or locally advanced epithelioid sarcoma; Relapsed/refractory 3L+ follicular lymphoma	Hainan Macau	N/A – Hainan Pilot Zone, Macau	Approved; Launched in 2022 and 2023, respectively	N/A
Tazemetotat monotherapy	Relapsed/refractory 3L+ follicular lymphoma	China	II registration-intent (bridging)	Fully enrolled; NDA filing expected in late-2024	NCT05467943
Tazemetostat +lenalidomide + rituximab (R2)	SYMPHONY-1: 2L follicular lymphoma	Global	Ib/III	Ongoing: PhIb data at ASH 2022; China portion of global Phase III trial started in the second half of 2022	NCT04224493
Tazemetostat + amdizalisib	Relapsed/refractory lymphoma	China	II	Ongoing since February 2023	NCT05713110

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

The Phase Ib open-label portion of SYMPHONY-1 recruited 44 patients and showed ORR of 90.9%. In the 800-mg BID recommended Phase III dose cohort, 18-month PFS and DOR estimates were 94.4% and 100%. There were no dose-limiting toxicities.

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

6.   HMPL-453, FGFR Inhibitor

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

HMPL-453 Clinical Development

The table below shows a summary of our clinical trials for HMPL-453.

Clinical Trials of HMPL-453

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-453 monotherapy	2L Cholangiocarcinoma (IHCC with FGFR fusion)	China	II	Results presented at ASCO 2023; registration cohort enrolling since March 2023	NCT04353375
HMPL-453 + chemotherapies	Multiple	China	I/II	Ongoing since 2022	NCT05173142
HMPL-453 + Tuoyi (PD-1)	Multiple	China	I/II	Ongoing since 2022	NCT05173142

Phase II HMPL-453 monotherapy in advanced IHCC (NCT04353375)

This is an open-label, single-arm Phase II study to evaluate the efficacy and safety of HMPL-453 in the treatment of patients with advanced IHCC harboring FGFR2 fusions/rearrangements after at least one line of systemic treatment failure or intolerance. Results from 25 patients treated with two different dosing regimens were presented at the ASCO 2023 annual meeting, supporting the choice of the recommended Phase II dose of 300mg oral QD (ORR of 50%). After consultation with the CDE, a monotherapy registration trial design was agreed with ORR as primary endpoint, and the first patient was enrolled in March 2023.

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

7. Amdizalisib (HMPL-689), PI3Kδ Inhibitor

Amdizalisib is a novel, highly selective oral inhibitor targeting the isoform PI3Kδ, a key component in the B-cell receptor signaling pathway. Amdizalisib has been studied in clinical trials with around 500 patients to date. We currently retains all rights to amdizalisib worldwide.

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

Enzyme Selectivity (IC50, in nM) of amdizalisib Versus Competing PI3Kδ Inhibitors; This Shows amdizalisib is Approximately Five- fold More Potent than Zydelig on Whole Blood Level and, unlike Copiktra, does not Inhibit PI3K-g

Enzyme IC50 (nM)	HMPL‑689	Zydelig	Copiktra	Aliqopa
PI3Kδ	0.8 (n = 3)	2	1	0.7
PI3Kγ (fold vs. PI3Kδ)	114 (142x)	104 (52x)	2 (2x)	6.4 (9x)
PI3Kα (fold vs. PI3Kδ)	>1,000 (>1,250x)	866 (433x)	143 (143x)	0.5 (1x)
PI3Kδ human whole blood CD63+	3	14	15	n/a
PI3Kβ (fold vs. PI3Kδ)	87 (109x)	293 (147x)	8 (8x)	3.7 (5x)

Source: Company.

Amdizalisib Clinical Development

The table below shows a summary of the clinical studies for amdizalisib.

Clinical Trials of Amdizalisib

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Amdizalisib monotherapy	3L Relapsed/refractory follicular lymphoma	China	II registration-intent	Met primary endpoint; Breakthrough Therapy Designation	NCT04849351
Amdizalisib monotherapy	2L Relapsed/refractory marginal zone lymphoma	China	II registration-intent	Ongoing since April 2021	NCT04849351
Amdizalisib monotherapy	Indolent non-Hodgkin’s lymphoma PTCL	China	Ib	Completed; Updated data presented at ICML 2023	NCT03128164

Phase II registration-intent study of amdizalisib in patients with relapsed/refractory follicular lymphoma and relapsed/refractory marginal zone lymphoma in China (NCT04849351)

In April 2021, we commenced a registration-intent, single-arm, open-label Phase II trial in China in approximately 100 patients with relapsed/refractory follicular lymphoma and approximately 80 patients with relapsed/refractory marginal zone lymphoma, two subtypes of non-Hodgkin’s lymphoma. The trial has fully enrolled the follicular lymphoma cohort and the marginal zone lymphoma cohort enrollment is ongoing. In the follicular lymphoma cohort, the primary endpoint of ORR met its pre-specified threshold of demonstrating a clinically meaningful and a significant increase in ORR in this setting. However, in view of the changing regulatory landscape, we are currently evaluating the clinical development plan and regulatory guidance before deciding the regulatory strategy for this indication.

Phase Ib study of amdizalisib in patients with Indolent non-Hodgkin’s lymphoma in China (NCT03128164)

Our Phase I/Ib study of amdizalisib in China has successfully established a Phase II dose and has now expanded into multiple sub-categories of indolent non-Hodgkin’s lymphoma. Updated safety data as well as efficacy data were reported at ICML in June 2023. At median follow-up duration of 22.1 months, median DoR and PFS were not reached for the 26 efficacy evaluable patients in the follicular lymphoma cohort. For the marginal zone lymphoma cohort of 16 efficacy evaluable patients, at median follow-up duration of 20.3 months, median DoR was not reached and median PFS was 26.8 months. Amdizalisib showed an acceptable safety profile and promising anti-tumor activity in relapsed/refractory lymphoma.

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

HMPL-306 Clinical Development

The table below shows a summary of our clinical trials for HMPL-306.

Clinical Trials of HMPL-306

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-306 monotherapy	Myeloid hematological malignancies	China	I	Dose escalation data presented at EHA 2023; registration Phase III study planned in 2024	NCT04272957
HMPL-306 monotherapy	Solid tumors including but not limited to gliomas, chondrosarcomas or cholangiocarcinomas	U.S.	I	Ongoing since 2021	NCT04762602
HMPL-306 monotherapy	Hematological malignancies	U.S.	I	Ongoing since 2021	NCT04764474

Phase I HMPL-306 monotherapy in hematological malignancies (NCT04272957)

This is a two-phase, open-label Phase I study to evaluate the safety, pharmacokinetics, pharmacodynamics and efficacy of HMPL‑306 in patients of relapsed or refractory hematological malignancies harboring IDH1 and/or IDH2 mutations. The dose escalation phase of the study is completed. The first-in-human dose-escalation phase data was presented at EHA Annual Meeting in June 2023 with ORR of 45-50%. Based on the pharmacodynamic, pharmacokinetic and preliminary clinical findings, a recommended Phase II dose was determined for the dose expansion phase of the study.

9. HMPL-760, BTK Inhibitor

HMPL-760 is an investigational, non-covalent, third generation BTK inhibitor. It is a highly potent, selective, and reversible inhibitor with long target engagement against BTK, including wild-type and C481S-mutated BTK. China phase I studies opened in early 2022 will include relapsed or refractory B-cell non-Hodgkin’s lymphoma or CLL patients with or without a prior regimen containing a BTK inhibitor. We currently retain all rights to HMPL-760 worldwide.

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

HMPL-760 Clinical Development

The table below shows a summary of our clinical trial of HMPL-760.

Clinical Trial of HMPL-760

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-760 monotherapy	CLL, SLL, other B-NHL	China	I	Ongoing since January 2022; RP2D determined: dose expansion ongoing	NCT05190068

10. HMPL-295, ERK Inhibitor

HMPL-295, a novel ERK inhibitor, is our tenth in-house discovered small molecule oncology drug candidate. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK pathway). This is our first of multiple candidates in discovery addressing the MAPK pathway. We currently retain all rights to HMPL-295 worldwide.

Mechanism of Action

RAS-MAPK pathway is dysregulated in cancer, in which mutations or nongenetic events hyper-activate the pathway in up to 50% of cancers. RAS and RAF mutations predict worse clinical prognosis in a wide variety of tumor types, mediate resistance to targeted therapies, and decrease the response to the approved standards of care, namely, targeted therapy and immunotherapy. ERK inhibition has the potential to overcome or avoid the intrinsic or acquired resistance from the inhibition of RAS, RAF and MEK upstream mechanisms. Safety and efficacy results on 22 patients with advanced solid tumors were reported during ESMO Asia 2023.

HMPL-295 Clinical Development

The table below shows a summary of our clinical trial for HMPL-295.

Clinical Trial of HMPL-295

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-295 monotherapy	Solid tumors	China	I	Ongoing since 2021; data at ESMO Asia 2023	NCT04908046

We initiated our Phase I development in China in July 2021. This is a multi-center and open-label study to evaluate the safety, tolerability, pharmacokinetics and preliminary efficacy profile of HMPL-295, and to determine the maximum tolerated dose and RP2D in patients with advanced malignant solid tumors.

11. HMPL-653, CSF-1R Inhibitor

HMPL-653 is an investigational novel, highly selective, and potent CSF-1R inhibitor designed to target CSF-1R driven tumors as a monotherapy or in combination with other drugs. We initiated a China Phase I study in Janurary 2022. We currently retain all rights to HMPL-653 worldwide.

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

HMPL-653 Clinical Development

The table below shows a summary of our clinical trial of HMPL-653.

Clinical Trial of HMPL-653

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-653 monotherapy	Solid tumors & tenosynovial giant cell tumors	China	I	Ongoing since 2022, ~110 patients expected to be enrolled	NCT05190068

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

12. HMPL-A83, IgG4-type Humanized Anti-CD47 Monoclonal Antibody

HMPL-A83 is an investigational IgG4-type humanized anti-CD47 monoclonal antibody that exhibits high affinity for CD47. HMPL-A83 blocks CD47 binding to Signal regulatory protein (SIRP) α and disrupts the “do not eat me” signal that cancer cells use to shield themselves from the immune system. In preclinical studies, HMPL‑A83 demonstrated a high affinity for CD47 antigen on tumor cells and strong phagocytosis induction of multiple tumor cells, as well as weak affinity for red blood cells and no induction of hemagglutination, implying low risk of anemia, a potential event of special interest. HMPL-A83 has also demonstrated strong anti-tumor activity in multiple animal models. We currently retain all rights to HMPL-A83 worldwide.

HMPL-A83 Clinical Development

The table below shows a summary of our clinical trial of HMPL-A83.

Clinical Trial of HMPL-A83

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-A83 monotherapy	Advanced malignant neoplasms	China	I	Ongoing since July 2022	NCT05429008

13. HMPL-415, SHP2 Allosteric Inhibitor.

HMPL-415 is a novel SHP2 allosteric inhibitor. A China Phase I study was initiated in July 2023. We currently retain all rights to HMPL-415 worldwide. SHP2 is a non-receptor protein tyrosine phosphatase ubiquitously expressed mainly in the cytoplasm of several tissues. SHP2 modulates diverse cell signaling events that control metabolism, cell growth, differentiation, cell migration, transcription and oncogenic transformation. It interacts with diverse molecules in the cell, and regulates key signaling events including RAS/ERK, PI3K/AKT, JAK/STAT and PD-1 pathways downstream of several receptor tyrosine kinases (RTKs) upon stimulation by growth factors and cytokines. This is the second of multiple candidates to have emerged from our discovery research that targets this pathway, the first being HMPL-295. Dysregulation of SHP2 expression or activity causes many developmental diseases, and hematological and solid tumors.

HMPL-415 Clinical Development

The table below shows a summary of our clinical trial of HMPL-415.

Clinical Trial of HMPL-415

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-415 monotherapy	Solid tumors	China	I	Ongoing since 2023	NCT05886374

14. Immunology Collaboration with Inmagene

We have a strategic partnership with Inmagene, a clinical development stage company with a focus on immunological diseases, to further develop four novel preclinical drug candidates we discovered for the potential treatment of multiple immunological diseases. Funded by Inmagene, we worked together to move two drug candidates towards clinical trials. Inmagene advanced the drug candidates through global clinical development. In October 2023, Inmagene issued a notice to exercise its options to license these two drug candidates, and the parties entered into a share subscription agreement in February 2024, which, subject to customary closing conditions, entitles us to receive for common shares representing approximately 7.5% of the shares (fully diluted) in Inmagene as consideration for the exercise of the options. Following receipt of the shares, Inmagene will be granted an exclusive license to further develop, manufacture and commercialize these two drug candidates worldwide. For more details on the collaboration arrangement, please see “—Our Collaborations—Inmagene.”

The table below shows a summary of the clinical trials led by Inmagene on IMG-007 and IMG-004.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
IMG-007 (OX40 antibody)	Adults with alopecia areata with 50% or greater scalp hair loss	Global	IIa	First patient dosed in October 2023	NCT06060977
IMG-007 (OX40 antibody)	Adults with moderate to severe atopic dermatitis	Global	IIa	First patient dosed in August 2023	NCT05984784
IMG-007 (OX40 antibody)	Adult healthy volunteers	Australia	I	Single ascending dose completed	NCT05353972
IMG-004 (BTK inhibitor)	Adult healthy volunteers	Global	I	Single ascending dose completed	NCT05349097

IMG-007 in atopic dermatitis – This is a novel antagonistic monoclonal antibody targeting the OX40 receptor. OX40 is a costimulatory receptor member of the tumor necrosis factor receptor (TNFR) superfamily expressed predominantly on activated T cells. Phase I study in healthy volunteers demonstrated that up to 600 mg of IMG-007 was safe and well-tolerated, with no reports of pyrexia or chills, which were common adverse events of rocatinlimab, another OX40 antibody treatment. At projected therapeutic dose levels, IMG-007 demonstrated a mean terminal half-life of 31-37 days. The long half-life combined with a potentially improved safety profile supports IMG-007’s best-in-class potential as an OX40 targeted therapy.

Two global, proof-of-concept Phase IIa trials are ongoing. One trial evaluates the safety, pharmacokinetics and efficacy (EASI at week 12) of IMG-007 in moderate-to-severe atopic dermatitis. Patients received intravenous IMG-007 three times over four weeks. The first patient was dosed in August 2023 and Inmagene expects interim data readout in the third quarter of 2024. Another Phase II trial evaluates the safety of IMG-007 in adults with alopecia areata with SALT score ≥ 50. They will be given three doses over four weeks. First patient was dosed in October 2023 and Inmagene expects interim data readout in the third quarter of 2024.

IMG-004 in immunological diseases – This is a small molecule inhibitor that binds to BTK in a non-covalent, reversible manner. Designed specifically for inflammatory and autoimmune diseases that usually require long-term treatment, IMG-004 is potent, highly selective and brain permeable. A Phase I single ascending dose study in healthy volunteers in the U.S., initiated in August 2022, has recently completed. It showed that IMG 004 was safe and well-tolerated with a long half-life and sustained pharmacodynamic effects, supporting further clinical development. Results will be submitted to an upcoming medical conference.

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

Our Collaborations

Collaborations and joint ventures with corporate partners have provided us with significant funding and access to our partners’ scientific, development, regulatory and commercial capabilities. Our current oncology collaborations focus on savolitinib (collaboration with AstraZeneca) and fruquintinib (collaboration with Eli Lilly and Takeda). When we entered into these collaborations, we had already conducted the discovery research and early clinical development of each drug candidate and, following our agreements, continued to conduct the clinical development and manage or assist the engagement with regulatory authorities up to and including filing the NDAs. Our collaboration partners fund a significant portion of our research and development costs for drug candidates developed in collaboration with them. In addition, we may receive upfront payments upon our entry into these collaboration arrangements and upon the achievement of certain development milestones for the relevant drug candidate. We have received upfront payments, equity contributions and milestone payments totaling approximately $633.5 million mainly from our collaborations with AstraZeneca, Eli Lilly and Takeda as of December 31, 2023. In return, our collaboration partners are entitled to a significant proportion of any future revenue from our drug candidates developed in collaboration with them, as well as a degree of influence over the clinical development process for such drug candidates. In addition, we have entered into other clinical collaborations for combination studies with drug candidates belonging to companies such as BeiGene. We also have an immunology collaboration with Inmagene with respect to four novel pre-clinical drug candidates discovered by us and an in-licensing collaboration with Epizyme with respect to tazemetostat.

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

AstraZeneca paid $20.0 million upon execution of the AstraZeneca Agreement and agreed to pay royalties and additional amounts upon the achievement of development and sales milestones. Under the original terms of the AstraZeneca Agreement, we and AstraZeneca agreed to share the development costs for savolitinib in China, with AstraZeneca being responsible for the development costs for savolitinib in the rest of the world. With respect to certain clinical trials, we subsequently agreed with AstraZeneca on sharing development costs. As of December 31, 2023, we had received $64.9 million in milestone payments in addition to approximately $86.2 million in reimbursements for certain development costs. We may potentially receive future clinical development and first sales milestones payments for clinical development and initial sales of savolitinib, plus significant further milestone payments based on sales. Subject to approval of savolitinib in treating PRCC, under the amended AstraZeneca Agreement, AstraZeneca is obligated to pay us increased tiered royalties from 14% to 18% annually on all sales made of any product outside of China, which represents a five percentage point increase over the original terms, subject to a potential downward adjustment on such point increase based on the amount of any contribution by AstraZeneca to the Phase III development in patients with such indication. After total aggregate additional royalties have reached five times our contribution to the Phase III development in patients with such indication, this royalty will step down over a two-year period, to an ongoing royalty rate of 10.5% to 14.5%. AstraZeneca is also obligated to pay us a fixed royalty of 30% on all sales made of any product in China.

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

Eli Lilly paid a $6.5 million upfront fee following the execution of the Eli Lilly Agreement in 2013, and agreed to pay royalties and additional amounts upon the achievement of development and regulatory approval milestones. As of December 31, 2023, Eli Lilly had paid us $37.2 million in milestone payments in addition to approximately $68.5 million in reimbursements for certain development costs.

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

Takeda

In January 2023, we entered into a license agreement with a subsidiary of Takeda (the “Takeda Agreement”) to further the global development, commercialization and manufacture of fruquintinib outside of China. We have received a $400 million upfront payment and a $35 million milestone payments. We are eligible to receive up to additional $695 million potential regulatory, development and commercial sales milestone payments, plus royalties on net sales. Takeda is solely responsible for the development and commercialization of fruquintinib in all included territories.

Development and collaboration under this agreement are overseen by a joint steering committee that is comprised of an equal number of representatives from each party. Takeda is responsible for the development, manufacturing and commercialization activities with respect to fruquintinib in the included territories, other than the existing clinical trials of fruquintinib as of the effectiveness of the Takeda Agreement, which we may continue or wind-down.

Subject to earlier termination, the Takeda Agreement will continue until the expiration of the last royalty term for the last licensed product in the territory. The Takeda Agreement is terminable by Takeda after the first anniversary of the agreement effectiveness for convenience by providing a written notice in advance. Additionally, either party can terminate the Takeda Agreement for cause. Termination for convenience or for cause will have the effect of, among other things, terminating the applicable licenses granted by us. Termination will have the effect of obligating Takeda to assign us all of its rights to title, and interests in and to all clinical trial data, regulatory submissions and regulatory approvals related to fruquinitinib.

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

Inmagene

In January 2021, we and Inmagene entered into a strategic partnership to further develop four novel pre-clinical drug candidates (the humanized OX40 (CD134) antagonistic monoclonal antibody (anti-OX40 mAB) (HMPL-A28), the BTK (Bruton tyrosine kinase) inhibitor (HMPL-727), a RIPK1 (receptor-interacting protein kinase 1) inhibitor (HMPL-662) and a CSF-1R (colony stimulating factor-1 receptor) inhibitor (HMPL-958)) discovered by us for the potential treatment of multiple immunological diseases. We will work together to move the drug candidates towards IND submission. If successful, Inmagene will then move the drug candidates through global clinical development.

Under the terms of the agreement, we have granted Inmagene exclusive options to four drug candidates solely for the treatment of immunological diseases. If Inmagene exercises an option, it will have the right to further develop, manufacture and commercialize that specific drug candidate worldwide, while we retain first right to co-commercialization in China. For each of the drug candidates, we will be entitled to development milestones of up to $92.5 million and up to $135 million in commercial milestones, as well as up to double-digit royalties upon commercialization. In October 2023, Inmagene issued notices to exercise the options to two of the drug candidates; namely, HMPL-A28/IMG-007 and HMPL-727/IMG-004 and as a consequence the parties entered into a Share Subscription Agreement in February 2024, which, subject to various customary closing conditions, entitles HUTCHMED to receive common shares in Inmagene representing 7.5% of the fully diluted share capital of Inmagene as consideration for the exercise of the options. Following receipt of such shares in Inmagene, Inmagene will be granted an exclusive license to further develop, manufacture and commercialize these two drug candidates worldwide. All of the rights of Inmagene under the strategic partnership in respect of the other two drug candidates, namely, HMPL-662 and HMPL-958 terminated and/or expired in March and September 2023 respectively.

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

Other Ventures

Other Ventures is our large-scale, profitable drug marketing and distribution platform covering about 290 cities and towns in China with over 2,900 manufacturing and commercial personnel as of December 31, 2023. Built over the past 20 years, it has been focused on the sale of prescription drugs products and consumer health products conducted through the following entities:

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

Its key product is She Xiang Bao Xin pills, a vasodilator for the long-term treatment of coronary artery and heart disease and for rapid control and prevention of acute angina pectoris, a form of chest pain. There are over one million deaths due to coronary artery disease per year in China. She Xiang Bao Xin pill is the second largest botanical prescription drug in this indication in China, with market share in January to December 2023 of 22.0% (2022: 21.0%) nationally. She Xiang Bao Xin pills’ sales represented 90% of all Shanghai Hutchison Pharmaceuticals sales in 2023.

She Xiang Bao Xin pills were first approved in 1983 and subsequently enjoyed 36 proprietary commercial protections under the prevailing regulatory system in China. In 2005, Shanghai Hutchison Pharmaceuticals was able to attain “Confidential State Secret Technology” status protection, as certified by China’s Ministry of Science and Technology and State Secrecy Bureau, which extended proprietary protection in China until late 2016. The Science and Technology Commission of Shanghai Municipality has subsequently extended such protection. Shanghai Hutchison Pharmaceuticals holds an invention patent in China covering its formulation, which extends proprietary protection through 2029. She Xiang Bao Xin pill is one of less than two dozen proprietary prescription drugs represented on China’s National Essential Medicines List, which means that all Chinese state-owned health care institutions are required to carry it. She Xiang Bao Xin pill is fully reimbursed in all of China.

Shanghai Hutchison Pharmaceuticals manufactures its products at its 78,000 square meter production facility located in Feng Pu district outside the center of Shanghai. Shanghai Hutchison Pharmaceuticals holds 74 drug product manufacturing licenses, of which 21 are included in the National Essential Medicines List, and two are in active production. The factory is operated by about 560 manufacturing staff.

As of December 31, 2023, Shanghai Hutchison Pharmaceuticals had a commercial team of about 2,300 medical sales representatives allowing for the promotion and scientific detailing of our products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China. Shanghai Hutchison Pharmaceuticals, through its GSP-certified subsidiary, sells its products and its third-party licensed prescription drugs directly to distributors who on-sell such products to hospitals and clinics, pharmacies and other retail outlets in their respective areas, as well as to other local distributors. As of December 31, 2023, Shanghai Hutchison Pharmaceuticals engaged a group of approximately 530 primary distributors to cover China. These primary distributors in turn used over 2,400 secondary distributors to work directly with hospitals, on a local level, to manage logistics. Shanghai Hutchison Pharmaceuticals’ own prescription drugs sales representatives promote its products to doctors and purchasing managers in hospitals, clinics and pharmacies as part of its marketing efforts.

Hutchison Sinopharm

Hutchison Sinopharm is our consolidated joint venture with Sinopharm. Based in Shanghai, Hutchison Sinopharm focuses on providing logistics services to, and distributing and marketing prescription drugs in China. As of December 31, 2023, Hutchison Sinopharm had a dedicated team of over 40 commercial staff that focus on marketing over 1,000 third-party prescription drug and other products directly to about 790 public and private hospitals in the Shanghai region and through a network of approximately 125 distributors to cover all other provinces in China.

Starting in 2015, Hutchison Sinopharm had been the exclusive marketing agent for Seroquel tablets in China. In June 2018, AstraZeneca sold and licensed its rights to Seroquel to Luye Pharma Group, Ltd., including its rights in China. The terms of our agreement with AstraZeneca were assigned to Luye Pharma Hong Kong Ltd., or Luye Pharma HK. In May 2019, we received a notice from Luye Pharma HK purporting to terminate our agreement. We believe that Luye Pharma HK had no basis for termination and commenced confidential legal proceedings to seek damages. In December 2021, the Hong Kong International Arbitration Centre made a final award in favor of Hutchison Sinopharm against Luye Pharma Hong Kong in the amount of RMB253.2 million plus costs we incurred in the legal proceedings and interest. Luye provided a bank guarantee of up to RMB286m to cover the final award pending the outcome of the appeal process. An application was made by Luye on December 14, 2021 to set aside the final award which was heard by the High Court in Hong Kong on June 28, 2022 and dismissed by the judge on July 26, 2022. Luye obtained leave to appeal the setting aside application to the Court of Appeal in Hong Kong and a hearing in the Court of Appeal was heard on June 6, 2023 and we await the judgment. We did not have any revenue from the distribution of Seroquel for the years ended December 31, 2021, 2022 and 2023.

In 2019, we began building an in-house oncology commercial sales and marketing team at Hutchison Sinopharm to support the launch of certain of our innovative oncology drugs. By December 31, 2023, this team had grown to approximately 930 commercial sales and marketing staff in mainland China and Hong Kong.

In 2023, a significant portion of Hutchison Sinopharm’s sales were made directly to hospitals and clinics, with the remaining sales being made through distributors. As of December 31, 2023, Hutchison Sinopharm had over 920 customers of which approximately 14% were distributors, and the revenue generated from these distributors accounted for approximately 35% of the revenue of Hutchison Sinopharm for the year ended December 31, 2023.

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

Savolitinib

Savolitinib is the first selective MET inhibitor approved in China, while two selective MET inhibitors are on the market in the US and Japan: Tepmetko (tepotinib) and Tabrecta (capmatinib) are approved for MET exon 14 skipping NSCLC with additional programs underway focused on lung cancer. Market Authorization Applications for Tabrecta and Tepmetko were approved in 2022 by the European Medicines Agency (EMA) for use in the treatment of MET exon 14 skipping NSCLC. Glumetinib, bozitinib and tepotinib were conditionally approved for MET exon 14 skipping NSCLC in China in 2023. Capmatinib’s NDA for MET exon 14 skipping NSCLC is currently being reviewed by NMPA. Other selective MET inhibitors in development include telisotuzumab vedotin (in Phase II for advanced solid tumors, including NSCLC), elzovantinib (TPX-0022, in Phase I/II development for advanced solid tumors), REGN-5093 and REGN5093-M114 (in Phase I for NSCLC). Sym-015 is a bi-specific antibody that binds to non-overlapping epitopes on the extracellular domain of the Met receptor tyrosine kinase (in Phase IIa development).

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

Amdizalisib

Currently there are two PI3K inhibitors approved and on the market outside of China. Zydelig (idelalisib) is approved for the treatment of chronic lymphocytic leukemia, globally. Copiktra (duvelisib, PI3K-δ/γ dual inhibitor) is approved for CLL/SLL. In China, duvelisib and linperlisib were approved for 3L+ follicular lymphoma in 2022 and copanlisib was approved for 3L+ follicular lymphoma in 2023. TQ-B3525’s NDA for 3L+ follicular lymphoma is currently being reviewed by NMPA. Linperlisib’s NDA for peripheral T-cell lymphoma is currently being reviewed by NMPA. In addition, several drug candidates that inhibit PI3Kδ are in clinical development for hematological cancers, including tenalisib (RP6530), duvelisib (peripheral T-cell lymphoma), zandelisib (ME-401 discontinued outside of Japan), ACP 319, roginolisib (IOA-244) and BGB-10188.

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

HMPL-653

Turalio is the only FDA approved CSF-1R inhibitor drug and currently there is no CSF-1R inhibitors approved in China. CSF-1R inhibitors in development globally include pimicotinib (ABSK021), axatilimab, BLZ945, vimseltinib, AMB-05X, NMS-03592088, ARRY-382, JNJ-40346527, emactuzumab, AMG820 and IMC-CS4.

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

Patents and Other Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection for our Oncology/Immunology drugs and drug candidates, our Other Ventures’ products and other know-how. Our policy is to seek to protect our proprietary and intellectual property position by, among other methods, filing patent applications in various jurisdictions related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business, enforcing our patents including any patent that have been issued or may be issued that forms part of our patent portfolios, and operating without intentionally infringing valid and enforceable patent and proprietary rights of other parties. We also rely on trade secrets, know-how, continuing technological innovation, in-licensing and out-licensing opportunities to develop and strengthen our proprietary and intellectual property position.

Patents

We and our joint ventures file patent applications directed to our Oncology/Immunology drugs and drug candidates and our Other Ventures’ products in an effort to establish intellectual property positions with regard to new small molecule compounds and/or biologics, their compositions as well as their medical uses in the treatment of diseases. In relation to our Oncology/Immunology operations, we also file patent applications directed to crystalline forms, formulations, processes, key intermediates, and secondary uses as clinical trials for our drugs and drug candidates evolve. We file such patent applications and pursue additional patent protection in major market jurisdictions, including but not limited to China, the United States, Europe, Japan, Canada, South Korea, Russia, Australia, and Brazil.

Our Oncology/Immunology Patents

As of December 31, 2023, we had 274 issued patents, including 25 PRC patents, 24 U.S. patents and 13 European patents, 354 patent applications pending in the above major market jurisdictions, and 7 pending PCT patent applications relating to the drugs and drug candidates of our Oncology/Immunology operations. The intellectual property portfolios for our drugs and most advanced drug candidates are summarized below. With respect to most of the pending patent applications covering our drug candidates, prosecution has yet to commence. Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the relevant patent office is often significantly narrowed by the time when they issue, if they issue at all. We expect this to be the case for our pending patent applications referred to below. With respect to any issued patents, we may be entitled to obtain a patent term extension of up to 5 years, subject to statutory and regulatory requirements to be met. For example, if and when a drug candidate receives approval by regulatory authority, such as FDA or NMPA, we can apply for a patent term extension on one of the issued patents covering the drug. In the U.S., the exact duration of the extension depends upon the time that we spend in clinical studies as well as getting approval from FDA. The expected expirations summarized below do not include any additional terms for patent term extensions.

Savolitinib—The intellectual property portfolio for savolitinib as of December 31, 2023 are summarized below:

We had a first patent family for savolitinib directed to novel small molecule compounds as well as methods of treating cancers with such compounds. In this patent family, we owned patents in various jusridictions, including patents in China, the United States, Europe and Japan, each expiring in 2030. Based on NMPA approval of savolitinib, an application has been filed with CNIPA for an extension of the Chinese patent term, which, if granted, would extend the Chinese patent term by up to five years.

We had a second patent family directed to the method for the preparation of savolitinib. In this patent family, we owned patents in various jusridictions, including patents in China and Europe, each expiring in 2039. We also had patent applications pending in this family in various jurisdictions, including patent applications in the United States and Japan, each of which, if issued, would have an expiration date in 2039. This patent family is co-owned by us and AstraZeneca.

Our collaboration partner AstraZeneca is responsible for maintaining and enforcing the intellectual property portfolio for savolitinib.

Fruquintinib—The intellectual property portfolio for fruquintinib as of December 31, 2023 are summarized below:

We had a first patent family for fruquintinib directed to novel small molecule compounds as well as methods of treating tumor angiogenesis-related disorders with such compounds. In this patent family, we owned patents in various jurisdictions, including patents in the United States and China expiring in 2028, and patents in Europe and Japan expiring in 2029.

We had a second patent family directed to crystalline forms of fruquintinib as well as methods of treating tumor angiogenesis-related disorders with such forms. In this patent family, we owned patents in various jurisdictions, including patents in the United States, China, Europe and Japan, each of which will expire in 2035.

We had a third patent family directed to the pharmaceutical composition of fruquintinib. In this patent family, we owned patent in China expiring in 2039. We also had patent applications pending in this patent family in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2039.

We also had a patent in China directed to the manufacturing process of fruquintinib.

Based on FDA approval of fruquintinib, applications have been filed with USPTO for an extension of the U.S. patent term, which, if granted, would extend the US patent term by up to five years.

Our collaboration partner Takeda is responsible for maintains and enforcing the intellectual property portfolio for fruquintinib outside of China.

Surufatinib—The intellectual property portfolio for surufatinib as of December 31, 2023 are summarized below:

We had a first patent family for surufatinib directed to novel small molecule compounds as well as methods of treating tumor angiogenesis-related disorders with such compounds. In this patent family, we owned patents in various jurisdictions, including patent in China expiring in 2027, patent in the United States expiring in 2031, and patents in Europe and Japan expiring in 2028.

We had a second patent family directed to the compound and crystalline forms of surufatinib as well as methods of treating tumor angiogenesis-related disorders with such compound and forms. In this patent family, we owned patents in various jurisdictions, including two patents in China expiring in 2029 and 2030, respectively, patent in the United States expiring in 2031, and patent in Europe expiring in 2030. Based on NMPA approval of surufatinib, an application has been filed with CNIPA for an extension of the Chinese patent term, which, if granted, would extend the Chinese patent term by up to five years.

We had a third patent family directed to the formulation of a micronized active pharmaceutical ingredient used in surufatinib as well as methods of treating tumor angiogenesis-related disorders with such formulation. In this patent family, we owned patents in various jurisdictions, including patents in China, Europe and Japan, each of which will expire in 2036.

We had a fourth patent family directed to clinical indications of surufatinib. With respect to this patent family, we had a patent in Japan expiring in 2036.

We had a fifth patent family directed to the pharmaceutical combinations of toripalimab and surufatinib. With respect to this family, we had Chinese and Taiwan applications pending, each of which, if issued, would have an expiration date in 2041. This patent family is co-owned by us and Shanghai Junshi Biosciences Co., Ltd.

We had a sixth patent family directed to methods of using surufatinib in treating advanced pancreatic and extra-pancreatic neuroendocrine tumors. With respect to this family, we had a patent application pending in the United States, which, if issued, would have an expiration date in 2041.

We also had other patents/patent applications in China directed to the process, the formulation, and the therapeutic combinations of surufatinib.

Sovleplenib—The intellectual property portfolio for sovleplenib as of December 31, 2023 are summarized below:

We had a first patent family directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases, allergic diseases, cell-proliferative diseases, and immunological diseases with such compounds. In this patent family, we owned patents in various jurisdictions, including the United States, China, Europe and Japan, each of which will expire in 2032.

We had a second patent family directed to the salts of sovleplenib as well as crystalline forms thereof. In this patent family, we owned patents in various jurisdictions, including the United States and Japan, each of which will expire in 2038. We also had patent applications pending in this patent family in various jurisdictions, including China, the United States and Europe, each of which, if issued, would have an expiration date in 2038.

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

HMPL-453—The intellectual property portfolio for HMPL-453 as of December 31, 2023 is summarized below:

We had a first patent family directed to novel small molecule compounds as well as methods of treating cancers with the compounds. In this patent family, we owned patents in various jurisdictions, including China, Europe, Japan and the United States, each of which will expire in 2034.

We had a second patent family directed to the salts of HMPL-453. In this patent family, we had patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2040.

Amdizalisib—The intellectual property portfolio for amdizalisib as of December 31, 2023 are summarized below:

We had a first patent family directed to novel small molecule compounds as well as uses of such compounds. In this patent family, we owned patents in various jurisdictions, including the United States, Europe, China and Japan, each of which will expire in 2035.

We had a second patent family directed to crystalline forms of amdizalisib. In this patent family, we had patents in various jurisdictions, including the United States expiring in 2039. We also had patent applications pending in this family in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2039.

We also had patent applications directed to the manufacturing process of amdizalisib.

HMPL-306—The intellectual property portfolio for HMPL-306 as of December 31, 2023 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers with the compounds. In this patent family, we owned patents in various jurisdictions, including China, the United States and Japan, each of which will expire in 2038. We also had patent applications pending in this patent family in various other jurisdictions, including Europe, each of which, if issued, would have an expiration date in 2038.

HMPL-760—The intellectual property portfolio for HMPL-760 as of December 31, 2023 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases or auto-immune diseases with such compounds. In this family, we owned a patent in the United States, which will expire in 2041. We also had patent applications pending in this patent family in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2041.

We also had patent applications directed to the method of preparing intermediates used in the manufacturing process of HMPL-760.

HMPL-295—The intellectual property portfolio for HMPL-295 as of December 31, 2023 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers or auto-immune diseases with such compounds. In this patent family, we had a patent in China expiring in 2040. We also had patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2040.

HMPL-653—The intellectual property portfolio for HMPL-653 as of December 31, 2023 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases or auto-immune diseases with such compounds. In this patent family, we had a patent in China expiring in 2041. We also had patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2041.

HMPL-A83—The intellectual property portfolio for HMPL-A83 as of December 31, 2023 is summarized below:

We had a first patent family directed to novel anti-CD47 antibodies as well as methods of treating cancers with such antibodies. In this patent family, we had patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2041.

We had a second patent family directed to the formulation of HMPL-A83. In this patent family, we had PCT, Argentina and Taiwan applications pending, each of which, if issued, would have an expiration date in 2042.

HMPL-415—The intellectual property portfolio for HMPL-415 as of December 31, 2023 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers, Noonan Syndrome and LEOPARD Syndrome with such compounds. In this patent family, we had patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2042.

Other Ventures Patents

As of December 31, 2023, our joint venture Shanghai Hutchison Pharmaceuticals had (i) 87 patents in China, (ii) two patents in Canada, one patent in the U.S. and one patent in Japan granted under the Patent Cooperation Treaty, and (iii) 41 pending Chinese patent applications and ten patent applications under the Patent Cooperation Treaty, among them, two of which were filed in China, including patents for its key prescription products described below.

She Xiang Bao Xin Pills. As of December 31, 2023, Shanghai Hutchison Pharmaceuticals held an invention patent in China directed to the formulation of the She Xiang Bao Xin pill. Under PRC law, invention patents are granted for new technical innovations with respect to products or processes. Invention patents in China have a maximum term of 20 years. This patent will expire in 2029. The “Confidential State Secret Technology” status protection on the She Xiang Bao Xin pill technology held by Shanghai Hutchison Pharmaceuticals, as certified by China’s Ministry of Science and Technology and State Secrecy Bureau, is currently active.

Danning Tablets. As of December 31, 2023, Shanghai Hutchison Pharmaceuticals also held an invention patent in China directed to the formulation of the Danning tablet. This patent will expire in 2027.

Patent Term

The term of a patent depends upon the laws of the country in which it is issued. In most jurisdictions, a patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened in some cases by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in excess of a patent applicant’s own delays during the prosecution process, or may be shortened if a patent is terminally disclaimed over an earlier filed, commonly owned patent. In addition, the term of a patent that covers a drug or biological product may also be eligible for patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met. However, the extension shall not exceed five years and the resulting total effective patent term shall not exceed 14 years from the FDA approval. In the future, if and when our drug candidates receive approval by the FDA or other regulatory authorities, we expect to apply for patent term extensions on issued patents covering those drugs, depending upon the length of the clinical trials for each drug and other factors. In China, the amended PRC Patent Law provides for both patent term adjustment and patent term extension, similar to the United States. There can be no assurance that any of our pending patent applications will be issued or that we will benefit from any patent term extension.

Similar extensions as compensation for regulatory delays are available in certain foreign jurisdictions. The actual protection afforded by a patent varies on a claim by claim and country by country basis an depends upon many factors, including the type of patent, the scope of its coverage, the availability of any patent term extensions or adjustments, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

As with other pharmaceutical companies, our or our joint ventures’ ability to maintain and solidify our proprietary and intellectual property position for our drugs and drug candidates or our or their products and technologies will depend on our or our joint ventures’ success in obtaining effective patent claims and enforcing those claims if granted. However, our or our joint ventures’ pending patent applications and any patent applications that we or they may in the future file or license from third parties may not result in the issuance of patents. We also cannot predict the breadth of claims that may be allowed or enforced in our or our joint ventures’ patents. Any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot be certain of the priority of filing covered by pending third-party patent applications. If third parties prepare and file patent applications in the United States, China, Europe, Japan or other markets that also claim technology or therapeutics to which we or our joint ventures have rights, we or our joint ventures may have to participate in interference proceedings, which could result in substantial costs to us, even if the eventual outcome is favorable to us, which is highly unpredictable. In addition, because of the extensive time required for clinical development and regulatory review of a drug candidate we may develop, it is possible that, before any of our drug candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting protection such patent would afford the respective product and any competitive advantage such patent may provide.

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

Trademarks and Domain Names

We conduct our business using trademarks with various forms of the “Hutchison”, “Chi-Med”, “Hutchison China MediTech”, “HUTCHMED”, “Elunate”, “Fruzaqla”, “Sulanda”, “Orpathys” and “Tazverik” brands, the logos used by HUTCHMED Limited, as well as domain names incorporating some or all of these trademarks. In April 2006, we entered into a brand license agreement (as amended and restated on June 15, 2021) with Hutchison Whampoa Enterprises Limited, an indirect wholly-owned subsidiary of CK Hutchison, pursuant to which we have been granted a non-exclusive, non-transferrable, royalty-free right to use the “Hutchison”, “Hutchison China MediTech”, “Chi-Med”, “HUTCHMED” trademarks, domain names and other intellectual property rights owned by the CK Hutchison group in connection with the operation of our business worldwide. See “Connected Transactions” for further details. The “Elunate” and “Orpathys” trademarks are licensed to us in China by our collaboration partners Eli Lilly and AstraZeneca, respectively. The “Fruzaqla” trademark is owned by us and licensed exclusively outside of China to our collaboration partner, Takeda. The trademarks for the HUTCHMED Limited logo and “Sulanda” are owned by us. The “Tazverik” trademark is licensed to us in China, Hong Kong, Taiwan and Macau by our collaboration partner Epizyme.

In addition, our joint ventures seek trademark protection for their products. As of December 31, 2023, our joint venture Shanghai Hutchison Pharmaceuticals owned a total of 21 trademarks in China and one trademark in Canada related to products sold by it. For example, the name “Shang Yao” is a registered trademark of Shanghai Hutchison Pharmaceuticals in China for certain uses including pharmaceutical preparations.

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

We generally aim to identify and qualify one or more manufacturers to provide such active pharmaceutical ingredients prior to submission of an NDA to the FDA and/or NMPA. We contract with two suppliers to manufacture and supply us with the active pharmaceutical ingredient for fruquintinib for commercial purposes in China and one of those suppliers is also contracted to supply us with active pharmaceutical ingredient for commercial purposes outside of China. We also contract with a single supplier to manufacture and supply us with the active pharmaceutical ingredient for surufatinib for commercial purposes. We contracted with a single supplier to provide active pharmaceutical ingredient and finished product for savolitinib and are in the process of engaging a second supplier of the active pharmaceutical ingredient for our products including savolitinib, surufatinib and sovleplenib. We manage the risk of price fluctuations and supply disruptions of active pharmaceutical ingredients by purchasing them in bulk quantities as these ingredients have a relatively long shelf life. Other than the foregoing, we do not currently have arrangements in place for a contingent or second-source supply of the active pharmaceutical ingredients for fruquintinib outside of China, surufatinib or savolitinib. In the event any of our current suppliers of such active pharmaceutical ingredients or finished product cease their operations for any reason, which may lead to an interruption in our production and operations. However, to date, while we have experienced price fluctuations associated with our raw materials, we have not experienced any material disruptions in the supply of the active pharmaceutical ingredients or the other raw materials we and our joint venture partners use. See Item 3.D. “Risk Factors—Certain of our joint venture parties principal products involve the cultivation or sourcing of key raw materials including botanical products, and any quality control or supply failure or price fluctuations could adversely affect our ability to manufacture our products and/or could materially and adversely affect our operating results.”

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

Customers and Suppliers

For the years ended December 31, 2021, 2022 and 2023, we generated revenue of $188.9 million, $185.0 million and $538.0 million from our five largest customers, respectively. For the years ended December 31, 2021, 2022 and 2023, revenue from our five largest customers represented approximately 53%, 43% and 64% of our total revenue, respectively, and revenue from our largest customer in those periods represented approximately 16%, 16% and 42% of our revenue in the same periods, respectively. Save for Sinopharm, our five largest customers were independent third parties and none of our directors or their close associates or, to the knowledge of our directors, any shareholders who owned more than 5% of our issued ordinary shares had any interest in any of our five largest customers as of the date of the filing of this annual report.

In 2021, 2022 and 2023, Sinopharm, which jointly owns Hutchison Sinopharm with us, was one of our five largest customers. Sales to Sinopharm and/or its associates contributed 12%, 16% and 8% of our revenue in 2021, 2022 and 2023, respectively. Purchases from Sinopharm and/or its associates contributed approximately 1% of our total purchases in 2021, 2022 and 2023, respectively.

For the years ended December 31, 2021, 2022 and 2023, the total purchases from our five largest suppliers were $100.6 million, $90.9 million and $77.1 million, respectively. For the years ended December 31, 2021, 2022 and 2023, our purchases from our five largest suppliers represented less than 20% of our total purchases. All of our five largest suppliers were independent third parties and none of our directors or their close associates or, to the knowledge of our directors, any shareholder who owned more than 5% of our issued ordinary shares had any interest in any of our five largest suppliers as of the date of the filing of this annual report.

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

Hutchison Sinopharm holds a pharmaceutical trading license issued by its local regulatory authority expiring on July 30, 2024. Hutchison Sinopharm also holds a good supply practice, or GSP, certificate issued by its local regulatory authority which expires on July 30, 2024. We will renew them before their expiration.

Shanghai Hutchison Pharmaceuticals holds a pharmaceutical manufacturing permit from its local regulatory authorities expiring on December 31, 2025.

Shanghai Shangyao Hutchison Whampoa GSP Company Limited, a subsidiary of Shanghai Hutchison Pharmaceuticals, holds a pharmaceutical trading license from its local regulatory authority expiring on November 17, 2024. It also holds a GSP certificate issued by its local regulatory authority expiring on November 17, 2024. We will renew them before their expiration.

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

The National Healthcare Security Administration (the ‘‘NHSA’’), established in May 2018, is directly under the State Council and is responsible for the management of the healthcare security system. It is primarily responsible for drafting and implementing policies and standards on medical insurance, maternity insurance and medical assistance; supervising and administering the healthcare security funds; formulating a uniform medical insurance catalogue and payment standards on drugs, medical disposables and healthcare services; and formulating bidding procurement policies for drugs and medical consumables and supervising the implementation.

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

Highlights of the 2022 PRC Health Care Reforms include the following:

●	The overall objectives of the 2022 PRC Health Care Reforms are to comprehensively promote construction of a healthy China, deeply promote the experience of Sanming’s medical reforms (which refers to certain medical reforms undertaken in Sanming, Fujian Province since 2012), promote the expansion and balanced distribution of high-quality medical resources, continue to promote the transition from centering on disease treatment to centering on people’s health, and continue to promote solutions to lack of and cost of access to medical care.
●	According to the Sanming People’s Government website, the medical reforms that were undertaken in Sanming included but were not limited to (1) reforms to the personnel and salary system of public hospitals, whereby Sanming implemented target annual salaries for medical staff (being 3 times the average local salary), (2) introduction of competitive bidding processes in order to reduce the cost of medicines, and (3) integration of medical insurance management institutions to reduce coordination costs across departments. The 2022 PRC Health Care Reforms calls for promotion of Sanming’s medical reform experience, including but not limited to (1) expansion of the scope of centralized procurement, whereby state and local governments in each province should strive to have a total of more than 350 common drugs purchased; (2) reform of medical service prices, whereby all provinces shall issue documents related to the establishment of a dynamic adjustment mechanism for medical service prices before the end of June 2022, and (3) reform of the personnel and salary system of public hospitals, whereby localities should be guided to make good use of staffing resources in light of their actual circumstances, and may explore the recruitment of the best external qualified professional and technical personnel via strict and standardized procedures such as open recruitment.

●	The 2022 PRC Health Care Reforms also promote high-quality development in medicine and healthcare, including but not limited to (1) comprehensive and steady reform of public hospitals, whereby pilot provinces shall take the lead in exploring and reviewing reform paths of public hospitals at all levels; (2) giving a greater role to government investment incentives; (3) advancement of the national medical insurance program, such as promoting the improvement of the direct settlement of expenses of inter-provincial and remote medical treatments, and unifying the scope of drugs covered by national medical insurance across the country; (4) strengthening drug supply security, for example, by accelerating the granting of market authorization to innovative drugs of clinical value; and (5) promotion of pilot projects for the revitalization of traditional Chinese medicine. The 2022 PRC Health Care Reforms also call for (i) 35,000 general practitioners and 100,000 resident doctors (including postgraduates with a master degree) to be trained through various approaches within the year, (ii) for the enrollment of professional postgraduate students to be inclined towards areas facing skills shortages, such as general practice, pediatrics, and psychiatry, and (iii) the promotion of telemecine services, which shall cover 95% of the country’s districts and counties.

On July 21, 2023, the NHC, the NDRC, the Ministry of Finance (the “MOF”), the MOHRSS, the NHSA and the NMPA jointly issued the Key Tasks for Deepening the Reform of the Medical and Health System in the Second Half of 2023, which calls for, among others, improvement to the two-invoice system policy, strengthening and promoting the supply and use of essential medicines, additional rounds of centralized procurement of medicines and pharmaceutical consumables, and the promotion of innovation in traditional Chinese medicines and its heritage.

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

The PRC Drug Administration Implementation Regulations promulgated by the State Council took effect on September 15, 2002 and were later amended on February 6, 2016 and March 2, 2019 to provide detailed implementation regulations for the revised PRC Drug Administration Law. With respect to the latest revision of the PRC Drug Administration Law, promulgated on August 26, 2019 and effective on December 1, 2019, there are no corresponding revised PRC Drug Administration Implementation Regulations which have taken effect. On May 9, 2022, the draft PRC Drug Administration Implementation Regulations was published by the NMPA for comment and, as of the date of this annual report, remains in draft form, the final and effective version of which is yet to be published.

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

Good Manufacturing Practices

The Guidelines on Good Manufacturing Practices, as amended in 1998 and 2010, or the Guidelines, took effect on August 1, 1999 and set the basic standards for the manufacture of pharmaceuticals. These Guidelines cover issues such as the production facilities, the qualification of the personnel at the management level, production plant and facilities, documentation, material packaging and labeling, inspection, production management, sales and return of products and customers’ complaints. On October 23, 2003, the SFDA issued the Notice on the Overall Implementation and Supervision of Accreditation of Good Manufacturing Practice Certificates for Pharmaceuticals, which required all pharmaceutical manufacturers to apply for the GMP certificates by June 30, 2004. Those enterprises that failed to obtain the GMP certificates by December 31, 2004 would have their Pharmaceutical Manufacturing Permit revoked by the drug administrative authorities at the provincial level. On October 24, 2007, the SFDA issued Evaluation Standard on Good Manufacturing Practices which became effective on January 1, 2008. On December 1, 2019, per the Announcement of the NMPA on Issues Concerning the Implementation of the PRC Drug Administration Law, GMP certificates were abolished, though manufacturers remain to be obligated to operate in accordance with the applicable requirements of the Guidelines. The Notice of the NMPA on Promulgation of the Administrative Measures for Drug Inspection (for Trial Implementation), or Trial Drug Inspection Measures, was released and effective on May 24, 2021. The Trial Drug Inspection Measures were subsequently revised on July 19, 2023. The Trial Drug Inspection Measures regulate the inspection, investigation, evidence collection and disposal and other actions carried out by medical products administrative authorities with respect to the manufacturing, distribution and use of drugs. The Trial Drug Inspection Measures stipulate that where an application for a pharmaceutical manufacturing permit is filed for the first time, on-site inspection shall be carried out in accordance with the applicable requirements of the Guidelines. Where an application for re-issuance of a pharmaceutical manufacturing permit is filed, a compliance inspection may be carried out if necessary based on the principles of risk management, taking into consideration the enterprise’s compliance with the laws and regulations on drug administration, the Guidelines, and the running of quality control systems.

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

Distribution of Pharmaceutical Products

According to the PRC Drug Administration Law and its implementing regulations, and the Measures for the Supervision and Administration of Drug Quality in Operation and Usage (issued by the SAMR on September 27, 2023 and effective on January 1, 2024), an MAH may directly distribute pharmaceutical products for which drug registration certificates have been obtained, or distribute such products via a pharmaceutical distributor. Notwithstanding, an MAH can only carry out pharmaceutical product retail activities if they have obtained a Pharmaceutical Distribution Permit.

The granting of a Pharmaceutical Distribution Permit to wholesalers shall be subject to approval of the provincial level drug regulatory authorities, while the granting of a Pharmaceutical Distribution Permit to retailers shall be subject to the approval of the drug regulatory authorities above the county level. Unless otherwise expressly approved, no pharmaceutical wholesaler may engage in the retail of pharmaceutical products, nor may pharmaceutical retailers engage in wholesaling.

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

A pharmaceutical distributor shall establish a quality management system covering the entire process of their drug business. The purchase and sales records, storage conditions, transportation process, quality control and other records shall be completely and accurately documented, and shall not be fabricated and tampered with. MAHs and pharmaceutical distributors must keep the relevant qualifications and sale and purchase receipts and records for not less than five years and at least until one year after the expiry date of such drugs. Penalties may be imposed for any violation of record-keeping.

Penalties may be imposed on MAHs or pharmaceutical distributors that manufacture or distribute pharmaceutical products without obtaining a Pharmaceutical Manufacturing Permit or a Pharmaceutical Distribution Permit.

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

Pre-clinical Studies

The data required to support an NDA is generated in two development stages: pre-clinical and clinical. For new chemical entities, or NCEs, the pre-clinical development stage generally involves synthesizing the active component, developing the formulation and determining the manufacturing process, evaluating purity and stability, as well as carrying out non-human toxicology, pharmacology and drug metabolism studies in the laboratory, which support subsequent clinical testing. The conduct of the pre-clinical tests must comply with federal regulations, including good laboratory practices. The sponsor must submit the results of the pre-clinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor must resolve with the FDA any outstanding concerns or questions before the clinical trial can begin. Some long-term pre-clinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, submission of an IND does not guarantee the FDA will allow clinical trials to begin, or that, once begun, issues will not arise that could cause the trial to be suspended or terminated.

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

Special FDA Expedited Review, Approval and Access Programs

The FDA has various programs, including fast track designation, accelerated approval, priority review and Breakthrough Therapy Designation, that are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures. While these pathways can reduce the time it takes for the FDA to review an NDA, they do not guarantee that a product will receive FDA approval. In addition, expanded access programs or the Right to Try Act can provide access to unapproved, investigational treatments for patients diagnosed with life-threatening diseases or conditions who have exhausted approved treatment options and who are unable to participate in a clinical trial.

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

Priority Review

The FDA may give a priority review designation to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. These six and ten month review periods are measured from the “filing” date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission. Most products that are eligible for fast track designation are also likely to be considered appropriate to receive a priority review.

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

Compassionate Use and Right to Try

In the United States, investigational medical products may be made available outside of clinical trials to certain patients under expanded access or compassionate-use programs approved by FDA. These programs provide access to such investigational medical products if patients have a life-threatening disease or serious disease or condition and no comparable or satisfactory alternative therapy options are available. There is no legal obligation requiring a company to provide access to investigational medical products via expanded access pathways. Additionally, the U.S. Right to Try Act of 2018 provides a separate pathway for patients with a life-threatening disease or condition who have exhausted all other treatment options and who are unable to participate in clinical trials to access investigational drugs that have passed Phase I clinical trials. As with expanded access pathways, there is no obligation for a pharmaceutical manufacturer to make its drug products available to such eligible patients as a result of the Right to Try Act.

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

Marketing exclusivity provisions under the FDCA can also delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a NCE. A drug is a NCE if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovator drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving abbreviated new drug applications for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness. Orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances. Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

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

Coverage and Reimbursement

PRC Coverage and Reimbursement

Historically, most of Chinese healthcare costs have been borne by patients out-of-pocket, which has limited the growth of more expensive pharmaceutical products. However, in recent years the number of people covered by government and private insurance has increased. According to the NHC, as of December 31, 2022, approximately 1.35 billion residents in China were enrolled in the national medical insurance program, with participation rates remaining steadily above 95%. In 2022, total income of the National Basic Medical Insurance Fund (including maternity insurance) reached RMB3,092.2 billion, an increase of 17.6% over the previous year.

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

On April 26, 2014, the NDRC issued the Notice on Issues concerning Improving the Price Control of Low Price Drugs, or the Low Price Drugs Notice, together with the Low Price Drug List, or LPDL. According to the Low Price Drugs Notice, for drugs with relatively low average daily costs within the current government-guided pricing scope (low price drugs), the maximum retail prices set by the government were cancelled. Within the standards of average daily costs, the specific purchase and sale prices are fixed by the producers and operators based on the drug production costs, market supply and demand and market competition. The standards of average daily cost of low price drugs were determined by the NDRC in consideration of the drug production costs, market supply and demand and other factors and based on the current maximum retail prices set by the government (or the national average bid-winning retail prices where the government does not set the maximum retail prices) and the average daily dose calculated according to the package insert. Under the Low Price Drugs Notice, the standards for the daily cost of low price chemical pharmaceuticals and of low price traditional Chinese medicine pharmaceuticals were less than RMB3.0 ($0.46) per day and RMB5.0 ($0.76) per day respectively. The Low Price Drugs Notice has been abolished per the NDRC Decision to Abolish Standardized Pricing Directories, effective May 20, 2021.

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

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, as amended by the IRA, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. Subject to certain limitations, Part D prescription drug plan sponsors generally are not required to pay for or cover all covered Part D drugs, and can develop their own drug formulary that identifies which drugs they will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Medicare payment for some of the cost of prescription drugs may increase demand for drugs for which we receive regulatory approval. The IRA amended the Part D benefit design to, among other items, require formulary coverage of Medicare negotiated drugs and alter manufacturer, patient, Part D plan sponsor, and government financial responsibilities in connection with the Part D benefit. Other components of the IRA affect Part D drugs by subjecting particular drugs to government negotiated prices. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. The plan for the research was published in 2012 by the U.S. Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures are made to Congress. Although the results of the comparative effectiveness studies were not intended to mandate coverage policies for public or private payors, if third-party payors do not consider a drug to be cost-effective compared to other available therapies, they may not cover such drugs as a benefit under their plans or, if they do, the level of payment may not be sufficient.

The Affordable Care Act, enacted in March 2010, has had a significant impact on the health care industry. The Affordable Care Act expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, the Affordable Care Act, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program. The IRA reformed the Medicare Part D benefit, including by sunsetting the coverage gap as of 2025, creating a new manufacturer discount agreement that goes into effect January 1, 2025, establishing a $2,000 annual cap beyond which beneficiaries will not bear any cost-sharing obligations, and restructuring manufacturer, patient, Part D plan sponsor and government financial obligations in connection with the Part D benefit.

The IRA implements other Medicare program reforms, such as mandating the negotiation of eligible Medicare Part B and Part D drugs, and imposing rebates for Medicare drugs that increase in price faster than the rate of inflation. Under the IRA’s Medicare negotiation program, the U.S. government will negotiate the Medicare prices of single-source small molecule and biologic products that have been on the market for 7 and 11 years, respectively, following FDA approval. Negotiated prices will be capped at a statutory ceiling price that is likely to represent a significant discount from average prices to wholesalers and direct purchasers. The negotiation program imposes substantial excise taxes on manufacturers that do not timely comply with the negotiation requirements and subjects manufacturers to potential civil monetary penalties for failing to offer the maximum fair price, violating the terms of the negotiation agreement, or knowingly providing false information.

Other legislative and regulatory changes have been proposed and adopted in the United States that affect reimbursement for prescription drugs. In December 2017, Congress repealed the “individual mandate,” which was an Affordable Care Act requirement that individuals obtain healthcare insurance coverage or face a penalty. This repeal could affect the total number of patients who have coverage from third-party payors that reimburse for use of our products. In July 2021, the U.S. Supreme Court dismissed a constitutional challenge to the Affordable Care Act brought by a group of Republican attorneys general seeking to invalidate the law in its entirety because of Congress’s repeal of the individual mandate.

The Budget Control Act of 2011 (“BCA”) requires automatic spending reductions to reduce the federal deficit, including Medicare spending reductions of up to 2% per fiscal year, with a uniform percentage reduction across all Medicare programs. In 2013, the Centers for Medicare & Medicaid Services (“CMS”) began imposing a 2% reduction on Medicare payments. Subsequent legislation extended sequestration for mandatory spending through FY2031 and the sequestration of Medicare benefit payments spending through FY2032. Sequestration to Medicare was suspended from May 1, 2020 through March 30, 2022, and was limited in amount from April 1, 2022 through June 30, 2022. In addition, the American Rescue Plan Act of 2021 (“ARPA”) increased the federal budget deficit in a manner that triggers an additional sequestration mandated under the Pay As You Go Act of 2010 (“PAYGO Act”). As a result, a further payment reduction of up to 4% was required to take effect in January 2022. However, Congress has delayed implementation of this payment reduction until 2023.

On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which among other things, prevented reductions in Medicare physician payment rates.

In addition, other proposed legislative and regulatory changes could affect reimbursement for prescription drugs. In November 2017, CMS announced a Final Rule that set the reimbursement rate for prescription drugs that hospitals purchased through the 340B Program at average sales price minus 22.5%, as opposed to the historical rate of average sales price plus 6%. The American Hospital Association and others successfully challenged the Final Rule. The litigation was appealed, and the U.S. Supreme Court ruled that, absent a survey of hospitals’ costs, CMS may not vary the reimbursement rates for drugs only for 340B hospitals. Congress and the U.S. administration may continue to evaluate other proposals that could affect third-party reimbursement for our drug candidates, if approved.

In October 2020, the U.S. Department of Health and Human Services (“HHS”) and the FDA issued a final rule and guidance concerning two new pathways for importing lower-cost drugs into the United States. The final rule allows certain prescription drugs to be imported from Canada, and the guidance describes procedures for drug manufacturers to facilitate the importation of FDA-approved drugs and biologics manufactured abroad and originally intended for sale in a foreign country into the United States. In January 2024, the FDA authorized Florida’s drug importation program, allowing the state of Florida to advance in preparing to import certain prescription drugs from Canada.

In November 2020, HHS issued a rule eliminating the safe harbor shielding Medicare Part D rebates to pharmacy benefit managers from the Anti-Kickback Statute. In response to litigation brought by a trade association on behalf of pharmacy benefit managers, the Biden administration agreed to delay the rule’s effective date until January 1, 2023. Later federal laws further delayed implementation of the final rule until 2032.

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

Payments to Physicians

There has also been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Physician Payments Sunshine Act (“Sunshine Act”), which is a part of the Affordable Care Act, among other things, imposes annual reporting requirements on drug manufacturers for payments made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians. The federal government has imposed penalties on companies that fail to appropriately report required information.

Data Privacy and Security

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information that apply to most U.S. health care providers with which we interact, such as our U.S. clinical trial sites. In addition, state laws, including, notably the CCPA and other comprehensive data privacy and security laws, govern the privacy and security of personal health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

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

The Company Law of the PRC was amended on December 29, 2023 (such amendment, the “Revised Company Law”), and will take effect on July 1, 2024. Foreign-invested companies must comply with the Revised Company Law, unless otherwise stipulated. Among others, the Revised Company Law introduces a rule requiring the registered capital of limited liability companies to be fully paid within five years, which applies to all PRC limited liability companies. Companies incorporated before the promulgation and implementation of the Revised Company Law are required to gradually adjust to meet the deadline. In consequence, we may be required to accelerate payment of capital contributions towards the registered capital of our PRC subsidiaries and joint ventures. Specific implementation measures of the Revised Company Law shall be prescribed by the State Council, of which, as of the date of this annual report, final versions are yet to be released.

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

Our joint venture partner was required to perform a state-owned asset assessment when Shanghai Hutchison Pharmaceuticals was incorporated and our joint venture partner contributed state-owned assets, and when we invested in Hutchison Sinopharm, which was previously wholly-owned by Sinopharm, a state-owned enterprise. In addition, Hutchison Sinopharm was required to perform a state-owned asset assessment when Hutchison Sinopharm restructured from an enterprise ultimately owned by the general public into a limited liability enterprise. In all four instances, our joint venture partners have informed us that they or Hutchison Sinopharm have duly filed the relevant state-owned asset assessment results with, and obtained the requisite approvals from, the relevant governmental authorities as required by the foregoing laws and regulations. Accordingly, we believe that such joint ventures are in full compliance with all applicable laws and regulations governing the administration and restructuring of state-owned assets, although we are currently unable to obtain copies of certain filing and approval documents from our joint venture partners due to their internal confidentiality constraints. We have not received any notice of warning or been subject to any penalty or other disciplinary action from the relevant governmental authorities with respect to the applicable laws and regulations governing the administration and restructuring of state-owned assets.

C.    Organizational Structure

The chart below shows our organizational structure, including our principal subsidiaries and joint ventures, as of February 15, 2024.

Public Shareholders
CK Hutchison Holdings Limited
Directors
60.7%
38.2%
1.1%
The Company
(Cayman Islands)
Oncology / Immunology
Other Ventures
99.8%(1)
100.0%(2)
50.0%(3)
HUTCHMED Holdings Limited
(Cayman Islands)
HUTCHMED Limited
(PRC)
Shanghai Hutchison Pharmaceuticals Limited
(PRC)
100.0%
100.0%
100.0%
51.0%(4)
HUTCHMED International Corporation
(Delaware, USA)
HUTCHMED Holdings (HK) Limited
(Hong Kong)
HUTCHMED (Suzhou) Limited
(PRC)
Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited
(PRC)
Subsidiaries
Non-consolidated Entity

Notes:

(1)	Employees and former employees of HUTCHMED Limited hold the remaining 0.2% shareholding in HUTCHMED Holdings Limited.
(2)	Held through HUTCHMED Investment (HK) Limited. HUTCHMED Limited’s revenue generated by sales of, and royalties, manufacturing costs and services fees in connection with, our current and future internally developed drug candidates are allocated to the Oncology/Immunology operations.
(3)	Held through our 100.0% subsidiary Shanghai HUTCHMED Investment (HK) Limited. Shanghai Pharmaceuticals Holding Co., Limited is the other 50.0% joint venture partner.
(4)	Sinopharm Group Co. Limited is the other 49.0% joint venture partner.

D.    Property, Plants and Equipment

We are headquartered in Hong Kong where we have our main administrative offices.

We rent and operate a 4,968 square meter manufacturing facility that complies with applicable GMP standards for fruquintinib and surufatinib in Suzhou, Jiangsu Province in Eastern China, and own a 5,024 square meter facility in Shanghai which houses research and development operations. We lease 9,080 square meters of office and lab space in Shanghai which houses HUTCHMED Limited’s management and staff. In 2020, we entered into a 50-year land use rights agreement for a 28,771 square meter site in Shanghai. We have recently completed the construction of an almost 55,000 square meter large-scale manufacturing facility for innovative drugs on the site. The Shanghai manufacturing facility has successfully passed an inspection by the local regulatory agency and was issued the Drug Manufacturing Permit in 2023. The clinical manufacturing and technology transfer for some of our commercial products are underway in our new facility. The Shanghai factory will be our largest manufacturing facility, with a production capacity estimated to be five times that of our facility in Suzhou.

We also lease a 12,679 square foot office in Florham Park, New Jersey to house our U.S.-based clinical and regulatory staff.

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

Through our Oncology/Immunology operations, our team of approximately 900 scientists and staff has created, developed and in-licensed a deep portfolio of 13 drug candidates. We have advanced 13 oncology drug candidates to clinical trials in China, with four also in active clinical development in the United States and Europe. We have brought three of our internally developed drugs, savolitinib, fruquintinib and surufatinib (marketed as Orpathys, Elunate and Sulanda, respectively) to patients in China. Fruquintinib also received FDA approval in the United States in 2023 and is marketed as Fruzaqla. Moreover, tazemetostat has been approved and launched in Hainan Pilot Zone and Macau and submitted for registration in Hong Kong. We also have additional drug candidates in earlier stage clinical development (Phase I/Ib and Phase Ib/II proof-of-concept studies) and several advanced pre-clinical drug candidates. These drug candidates are being developed to treat a wide spectrum of diseases, including solid tumors, hematological malignancies and immunological diseases which we believe may address unmet medical needs and represent large commercial opportunities. Our success in research and development has led to partnerships with leading global pharmaceutical companies, including AstraZeneca, Eli Lilly and Takeda. We and our collaboration partners have invested approximately $2 billion in our Oncology/Immunology operations as of December 31, 2023, with almost all of these funds used for research and development expenses for the development of our drug candidates. Net loss attributable to our company from our Oncology/Immunology operations was $291.7 million and $385.4 million for the years ended December 31, 2021, 2022 and net income attributable to our company from our Oncology/Immunology operations was $51.2 million for the year ended December 31, 2023.

In addition, we have built large-scale and profitable drug marketing and distribution capabilities through subsidiaries and joint ventures in our Other Ventures, which primarily manufacture, market and distribute prescription drugs and healthcare products in China. Net income attributable to our company generated from our Other Ventures operations was $142.9 million, $54.6 million and $50.3 million for the years ended December 31, 2021, 2022 and 2023, respectively. In addition to helping fund our Oncology/Immunology operations, we utilize the know-how from our Other Ventures to support the launch of our internally developed Oncology/Immunology products in China.

Our consolidated revenue was $356.1 million, $426.4 million and $838.0 million for the years ended December 31, 2021, 2022 and 2023, respectively. Net loss attributable to our company was $194.6 million and $360.8 million for the years ended December 31, 2021 and 2022 and net income attributable to our company was $100.8 million for the year ended December 31, 2023.

Basis of Presentation

Our consolidated statements of operations data presented herein for the years ended December 31, 2023, 2022 and 2021 and our consolidated balance sheet data presented herein as of December 31, 2023 and 2022 have been derived from our audited consolidated financial statements, which were prepared in accordance with U.S. GAAP, and should be read in conjunction with those statements which are included elsewhere in this annual report.

We have two strategic operations, Oncology/Immunology and Other Ventures, that offer different products and services. Our Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan (until September 28, 2021 when the disposal of our shareholding interest in Hutchison Baiyunshan was completed) joint ventures under our Other Ventures operations are accounted for under the equity accounting method as non-consolidated entities in our consolidated financial statements, and the consolidated financial statements of Shanghai Hutchison Pharmaceuticals were prepared in accordance with IFRS as issued by the IASB and audited under auditing standards generally accepted in the United States and included elsewhere in this annual report. The presentation of financial data for our business units excludes certain unallocated costs attributed to expenses incurred by our corporate head office. For more information on our corporate structure, see Item 4.A. “History and Development of the Company.”

Factors Affecting our Results of Operations

Research and Development Expenses

We believe our ability to successfully develop innovative drug candidates through our Oncology/Immunology operations will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. As a result of this commitment, our pipeline of drug candidates has been steadily advancing and expanding, with more than ten in clinical development. In addition, we are proactively making a strategic shift to focus on the most advanced assets from our internal developed pipeline, that are most likely to drive near-term value. For more information on the nature of the efforts and steps necessary to develop our drug candidates, see Item 4.B. “Business Overview—Our Clinical Pipeline” and “Business Overview—Regulations.”

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

Research and development expenses incurred by our Oncology/Immunology operations totaled $299.1 million, $386.9 million and $302.0 million for the years ended December 31, 2021, 2022 and 2023, respectively, representing approximately 84.0%, 90.7% and 36.0% of our total consolidated revenue for the respective period. These research and development figures do not include payments made by our collaboration partners directly to third parties to help fund the research and development of our drug candidates.

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

For more information on the research and development expenses incurred for the development of our drug candidates, see “—Key Components of Results of Operations—Cost of Revenue and Operating Expenses—Research and Development Expenses.”

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

To date, surufatinib and savolitinib have been approved for sale in China and fruquintinib has been approved for sale in both China and the United States.

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

For our drug candidates where we retain all rights worldwide, which currently include surufatinib, sovleplenib, amdizalisib, HMPL-306, HMPL-760, HMPL-453, HMPL-295, HMPL-653, HMPL-A83 and HMPL-415, we will be able to retain all the profits if any of them are successfully commercialized if they remain unpartnered, though we will need to bear all the costs associated with such drug candidates. Conversely, as discussed below, for our drug candidates which are subject to collaboration partnerships, our collaboration partners provide funding for development of the drug candidates but are entitled to retain a significant portion of any revenue generated by such drug candidates.

Our Collaboration Partnerships

Our results of operations have been, and we expect them to continue to be, affected by our collaborations with third parties for the development and commercialization of certain of our drug candidates. Currently, these include savolitinib (global collaboration with AstraZeneca) and fruquintinib (collaboration with Eli Lilly in China and with Takeda outside of China). In addition to providing us with clinical and regulatory support, the payments received from these collaborations have been critical to our ability to develop and quickly advance the pre-clinical and clinical studies of multiple drug candidates concurrently.

In particular, our partners cover a portion of our research and development costs for drug candidates developed in collaboration with them. In addition, under our collaboration agreements with AstraZeneca, Eli Lilly and Takeda, we received upfront payments upon our entry into such agreements and milestone payments upon the achievement of certain development, regulatory milestones payments for our provision of research and development services for the relevant drug candidate as well as commercial milestones and royalties. Revenue recognized in our consolidated financial statements from such agreements with AstraZeneca, Eli Lilly and Takeda totaled $107.1 million, $129.4 million and $482.0 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

China Government Insurance Reimbursement and Drug Pricing Policies

Our revenue is affected by the sales volume and pricing of our current and future internally developed drug candidates, if approved. Eligible participants in the government-sponsored medical insurance programs in China are entitled to reimbursement for varying percentages of the cost for any medicines that are included in applicable reimbursement lists. Factors that affect the inclusion of medicines in China’s NRDL and any other applicable reimbursement list may include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. For more information, see Item 4.B. “Business Overview—Coverage and Reimbursement—PRC Coverage and Reimbursement.” The inclusion of a medicine in the NRDL or other applicable reimbursement lists can substantially improve the sales volume of the medicine due to the availability of third-party reimbursements. On the other hand, such inclusion may also subject it to centralized procurement processes. The National Healthcare Security Administration has stated that centralized procurement will focus on NRDL-listed and costly-to-procure drugs. Centralized procurement may negatively affect the retail price of our drug candidates. On balance, we believe that, if priced appropriately, the benefit of the inclusion of our drug candidates in the NRDL and other applicable reimbursement lists outweighs the cost of such inclusion. Elunate was added to the NRDL in January 2020 at approximately 60% discount to its initial retail price, and such inclusion was renewed for an additional two-year term starting in January 2022 at a discount of 5% relative to the prior NRDL price. Sulanda was included in the NRDL starting in January 2022 at a 52% discount on its main dosage form, relative to its 2021 initial retail price. In January 2024, the updated NRDL will continue to include Elunate and Sulanda at the same terms as the current two year agreement. Orpathys has been included in the NRDL since March 1, 2023 at a 38% discount relative to the self-pay price.

Revenue from our Other Ventures, including the revenue of our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals, is affected by the sales volume and pricing of their own-brand and third-party prescription pharmaceutical products. The sales volume of the products sold by these businesses is driven in part by the level of Chinese government spending on healthcare and the coverage of Chinese government medical insurance schemes, which is correlated with patient reimbursements for drug purchases, all of which have increased significantly in recent years as part of healthcare reforms in China. The sales volume of pharmaceutical products in China is also influenced by their representation on the NRDL, which determines eligibility for drug reimbursement, as well as their representation on the National Essential Medicines List, which mandates distribution of drugs in China. Substantially all pharmaceutical products manufactured and sold by Shanghai Hutchison Pharmaceuticals were capable of being reimbursed under the NRDL as of December 31, 2023. There were 21 of its drugs included in the National Essential Medicine List, of which two were in active production as of December 31, 2023. She Xiang Bao Xin pills, Shanghai Hutchison Pharmaceuticals’ top-selling drug, is one of the few proprietary drugs included on the National Essential Medicines List.

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

Ability to Effectively Market Own-Brand and Third-Party Drugs

A key component of our Other Ventures operations is the extensive prescription drugs marketing network operated by our joint ventures Shanghai Hutchison Pharmaceuticals and Hutchison Sinopharm, which includes over 3,000 medical sales representatives covering hospitals in about 290 cities and towns in China. Our results of operations are impacted by the effectiveness of this network, including the ability of Shanghai Hutchison Pharmaceuticals to generate sales of She Xiang Bao Xin pills, which represented approximately 92%, 92% and 90% of its total revenue for the years ended December 31, 2021, 2022 and 2023, respectively. In addition, in recent years Hutchison Sinopharm has been increasingly focused on providing distribution and commercialization services for prescription drugs licensed from third parties, and we have established and continue to expand our oncology drug sales team which we utilize for our internally developed drugs for which we have commercialization rights, if approved, throughout China.

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

Revenue Recognition— Goods and Services

We generate revenue from (1) sales of goods, which are the manufacture or purchase and distribution of pharmaceutical products and other healthcare products and (2) provision of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. We evaluate whether we are the principal or agent for these contracts. Where we obtain control of the goods for distribution, we are the principal (i.e. recognizes sales of goods on a gross basis). Where we do not obtain control of the goods for distribution, we are the agent (i.e. recognizes provision of services on a net basis). Control is primarily evidenced by taking physical possession and inventory risk of the goods.

Revenue from sales of goods is recognized when the customer takes possession of the goods. We have determined that this usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point of sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenue are recorded net of provisions for sales discounts and returns.

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

Revenue Recognition— License and Collaboration Contracts

Our Oncology/Immunology reportable segment includes revenue from license and collaboration contracts, which generally contain multiple performance obligations including (1) the licenses to the development, commercialization and manufacture rights of a drug compound, (2) the research and development services for each specified treatment indication, and (3) other deliverables, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. We estimate the standalone selling prices based on the income approach and cost plus margin approach. Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using a percentage of completion method. We have determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenue is recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

Deferred revenue is recognized if allocated consideration is received in advance of the rendering of research and development services or earning royalties on future sales. Accounts receivable is recognized based on the terms of the contract and when we have an unconditional right to bill the customer, which is generally when research and development services are rendered.

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

Allowance for Current Expected Credit Losses (“CECLs”)

We estimate our allowance for current expected credit losses (“CECLs”) based on an expected loss model, which requires the consideration of forward-looking economic variables and conditions in the reserve calculation across the portfolio.

We estimate our allowances for CECLs for accounts receivables, other receivables (except for prepayments) and amounts due from related parties by considering past events, including any historical default, current economic conditions and certain forward-looking information, including reasonable and supportable forecasts. The methodologies that the Group uses to estimate the allowance for CECLs for accounts receivables, other receivables (except for prepayments) and amounts due from related parties are as follows:

Individually evaluated—we review all accounts receivables, other receivables (except for prepayments) and amounts due from related parties considered at risk on a timely basis and perform an analysis based upon current information available about the customers and other debtors, which may include financial statements, news reports, published credit ratings as well as collateral net of repossession cost, prior collection history and current and future expected economic conditions. Using this information, we determine the expected cash flow for the accounts receivables, other receivables (except for prepayments) and amounts due from related parties and calculate an estimate of the potential loss and the probability of loss. For those accounts for which the loss is probable, we record a specific allowance.

Collectively evaluated—we determine our allowance for CECLs for collectively evaluated accounts receivables, other receivables (except for prepayments) and amounts due from related parties based on appropriate groupings.

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

Key Components of Results of Operations

The following tables set forth our selected consolidated financial data. We have derived the selected consolidated statements of operations data for the years ended December 31, 2023, 2022 and 2021 and the selected consolidated balance sheet data as of December 31, 2023 and 2022 from our audited consolidated financial statements, which were prepared in accordance with U.S. GAAP and are included elsewhere in this annual report. The following selected consolidated financial data for the years ended December 31, 2020 and 2019 and as of December 31, 2021, 2020 and 2019 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	Year Ended December 31,
	2023	2022	2021	2020	2019

	$’000 (except share and per share data)
Consolidated statement of operations data:
Revenue
Goods—third parties	388,924	314,329	266,199	203,606	175,990
—related parties	8,264	5,293	4,256	5,484	7,637
Services —commercialization—third parties	48,608	41,275	27,428	3,734	2,584
—collaboration research and development —third parties	80,397	23,741	18,995	9,771	15,532
—research and development—related parties	481	507	525	491	494
Other collaboration revenue —royalties—third parties	32,470	26,310	15,064	4,890	2,653
—licensing—third parties	278,855	14,954	23,661	—	—
Total revenue	837,999	426,409	356,128	227,976	204,890
Operating expenses
Cost of goods—third parties	(331,984)	(268,698)	(229,448)	(178,828)	(152,729)
Cost of goods—related parties	(4,777)	(3,616)	(3,114)	(3,671)	(5,494)
Cost of services—commercialization —third parties	(47,686)	(38,789)	(25,672)	(6,020)	(1,929)
Research and development expenses	(302,001)	(386,893)	(299,086)	(174,776)	(138,190)
Selling expenses	(53,392)	(43,933)	(37,827)	(11,334)	(13,724)
Administrative expenses	(79,784)	(92,173)	(89,298)	(50,015)	(39,210)
Total operating expenses	(819,624)	(834,102)	(684,445)	(424,644)	(351,276)
	18,375	(407,693)	(328,317)	(196,668)	(146,386)
Gain on divestment of an equity investee	—	—	121,310	—	—
Other income/(expense)
Interest income	36,145	9,599	2,076	3,236	4,944
Other income	12,949	1,833	2,426	4,600	1,855
Interest expense	(759)	(652)	(592)	(787)	(1,030)
Other expense	(8,402)	(13,509)	(12,643)	(115)	(488)
Total other income/(expense)	39,933	(2,729)	(8,733)	6,934	5,281
Income/(loss) before income taxes and equity in earnings of equity investees	58,308	(410,422)	(215,740)	(189,734)	(141,105)
Income tax (expense)/benefit	(4,509)	283	(11,918)	(4,829)	(3,274)
Equity in earnings of equity investees, net of tax	47,295	49,753	60,617	79,046	40,700
Net income/(loss)	101,094	(360,386)	(167,041)	(115,517)	(103,679)
Less: Net income attributable to non-controlling interests	(314)	(449)	(27,607)	(10,213)	(2,345)
Net income/(loss) attributable to the Company	100,780	(360,835)	(194,648)	(125,730)	(106,024)
Earnings/(losses) per share attributable to the Company (US$ per share)
—basic	0.12	(0.43)	(0.25)	(0.18)	(0.16)
—diluted	0.12	(0.43)	(0.25)	(0.18)	(0.16)
Number of shares used in per share calculation
—basic	849,654,296	847,143,540	792,684,524	697,931,437	665,683,145
—diluted	869,196,348	847,143,540	792,684,524	697,931,437	665,683,145
Net income/(loss)	101,094	(360,386)	(167,041)	(115,517)	(103,679)
Other comprehensive (loss)/income
Foreign currency translation (loss)/gain	(6,592)	(8,469)	2,964	9,530	(4,331)
Total comprehensive income/(loss)	94,502	(368,855)	(164,077)	(105,987)	(108,010)
Less: Comprehensive loss/(income) attributable to non-controlling interests	39	545	(28,029)	(11,413)	(1,620)
Total comprehensive income/(loss) attributable to the Company	94,541	(368,310)	(192,106)	(117,400)	(109,630)

	2023	2022	2021	2020	2019

Consolidated balance sheet data:
Cash and cash equivalents	283,589	313,278	377,542	235,630	121,157
Short-term investments	602,747	317,718	634,158	199,546	96,011
Total assets	1,279,773	1,029,445	1,372,661	724,118	465,122
Total current liabilities	403,027	353,903	311,658	158,397	113,101
Total non-current liabilities	133,359	38,672	21,489	46,772	39,118
Total shareholders’ equity	743,387	636,870	1,039,514	518,949	312,903

Revenue

The following table sets forth the components by contract type of our consolidated revenue for the years indicated, which does not include the revenue from our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals. In December 2023, we sold our interests in our consolidated joint venture Hutchison Hain Organic and our wholly own subsidiary HUTCHMED Science Nutrition, and their historical financial results and gain on divestment are reflected in our consolidated financial statements. In September 2021, we sold our interest in our non-consolidated joint venture, Hutchison Baiyunshan, and its historical financial results and the gain on its divestment are reflected in our consolidated financial statements.

	Year Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%
Revenue
Oncology/Immunology:
Invoiced Goods—Marketed Products(1)	83,087	9.9	57,057	13.4	33,937	9.5
Services:
Commercialization—Marketed Products	48,608	5.8	41,275	9.7	27,428	7.7
Research and Development—related parties	481	0.1	507	0.1	525	0.2
License & Collaborations:
Services	80,397	9.6	23,741	5.5	18,995	5.3
Royalties—Marketed Products	32,470	3.9	26,310	6.2	15,064	4.2
Licensing	278,855	33.3	14,954	3.5	23,661	6.7
Manufacturing Supply(1)	4,718	0.5	—	—	—	—
Subtotal	528,616	63.1	163,844	38.4	119,610	33.6
Other Ventures:
Invoiced Goods(1)	301,119	35.9	257,272	60.3	232,262	65.2
Invoiced Goods—related parties	8,264	1.0	5,293	1.3	4,256	1.2
Subtotal	309,383	36.9	262,565	61.6	236,518	66.4
Total	837,999	100.0	426,409	100.0	356,128	100.0

(1)	Included in revenue from goods – third parties in our consolidated statements of operations.

Revenue from Oncology/Immunology primarily comprises revenue from Elunate, Sulanda and Orpathys in China and revenue from Fruzaqla. The revenue we generate from Elunate is primarily comprised of revenue from the sales of Elunate to Eli Lilly which we manufacture and sell at cost, promotion and marketing services to Eli Lilly and royalty revenue. The revenue we generate from Sulanda, an unpartnered drug, is primarily comprised of revenue from sales of Sulanda to distributors. The revenue we generate from Orpathys is primarily comprised of revenue from the sales of Orpathys to AstraZeneca as well as royalty revenue. The revenue we generate from Fruzaqla is primarily comprised of revenue from manufacturing supplies to Takeda as well as royalty revenue. Additionally, Oncology/Immunology revenue includes revenue from license and collaboration agreements for upfront, milestone and research and development services payments for our drug candidates developed in collaboration with Takeda, AstraZeneca and Eli Lilly.

The following table sets forth the components of revenue of our Other Ventures by product type for the years indicated.

	Year Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%
Revenue—Other Ventures
Prescription drug products	295,396	95.5	237,293	90.4	204,091	86.3
Consumer health products	13,987	4.5	25,272	9.6	32,427	13.7
Total	309,383	100.0	262,565	100.0	236,518	100.0

Revenue from our Other Ventures primarily comprises revenue from prescription drugs including the commercial services, logistics and distribution business of our consolidated Hutchison Sinopharm joint venture with Sinopharm, a leading distributor of pharmaceutical products and a leading supply chain service provider in China.

Revenue from our Other Ventures also comprises revenue from sales of organic and natural products by Hutchison Hain Organic (which was divested in December 2023), Zhi Ling Tong infant nutrition and other health supplement products manufactured by Hutchison Healthcare and distributed through Hutchison Sinopharm up until the end of September and from October 1, 2022 onwards, through our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, and certain third-party consumer products distributed and marketed by HUTCHMED Science Nutrition (which was divested in December 2023).

The revenue of our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, the accounts of which are prepared in accordance with IFRS as issued by the IASB and whose revenue is not included in our consolidated revenue, was $332.6 million, $370.6 million and $385.5 million for the years ended December 31, 2021, 2022 and 2023, respectively. Shanghai Hutchison Pharmaceuticals is a joint venture with Shanghai Pharmaceuticals, a leading pharmaceuticals company in China, and primarily focuses on the manufacture and sale of prescription pharmaceutical products in China. We and Shanghai Pharmaceuticals each own 50% of this joint venture. We have the right to nominate the general manager and other management of this joint venture and run its day-to-day operations. The effect of Shanghai Hutchison Pharmaceuticals on our consolidated financial results is discussed below under “—Equity in Earnings of Equity Investees.”

The revenue of our former non-consolidated joint venture, Hutchison Baiyunshan, the accounts of which are prepared in accordance with IFRS as issued by the IASB and whose financial results up to September 28, 2021 are reflected in our consolidated financial statements, was $209.5 million for the period ended September 28, 2021. Hutchison Baiyunshan was a joint venture with Guangzhou Baiyunshan, a leading China-based pharmaceutical company. We sold our interest in this joint venture on September 28, 2021 and recognized a gain on divestment attributable to our Group, net of taxes, of $82.9 million from this transaction. The effect of Hutchison Baiyunshan on our consolidated financial results is discussed under “—Equity in Earnings of Equity Investees.”

Cost of Revenue and Operating Expenses

Cost of Revenue

Our cost of revenue is primarily attributable to the cost of revenue of Hutchison Sinopharm and HUTCHMED Limited. The following table sets forth the components of our cost of revenue for the years indicated.

	Year Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%
Cost of Revenue
Oncology/Immunology:
Cost of Invoiced Goods	44,040	11.5	30,403	9.8	19,133	7.4
Cost of Services	47,686	12.4	38,789	12.5	25,672	9.9
Subtotal	91,726	23.9	69,192	22.3	44,805	17.3
Other Ventures:
Cost of Invoiced Goods	287,944	74.9	238,295	76.6	210,315	81.4
Cost of Invoiced Goods—related parties	4,777	1.2	3,616	1.1	3,114	1.3
Subtotal	292,721	76.1	241,911	77.7	213,429	82.7
Total	384,447	100.0	311,103	100.0	258,234	100.0

The following table sets forth the components of cost of revenue of our Other Ventures by product type for the years indicated.

	Year Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%
Cost of Revenue—Other Ventures
Prescription drug products	284,927	97.3	228,968	94.6	196,375	92.0
Consumer health products	7,794	2.7	12,943	5.4	17,053	8.0
Total	292,721	100.0	241,911	100.0	213,428	100.0

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

	Year Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%
R&D Expenses
Oncology/Immunology:
Fruquintinib (targeting VEGFR1/2/3)	40,384	13.4	52,115	13.5	57,707	19.3
Savolitinib (targeting MET)	37,692	12.5	48,249	12.5	26,152	8.7
Surufatinib (targeting VEGFR/FGFR1/CSF-1R)	24,746	8.2	37,635	9.7	47,971	16.0
Amdizalisib (targeting PI3Kδ)	17,065	5.7	27,046	7.0	21,044	7.0
Sovleplenib (targeting Syk)	14,200	4.7	23,138	6.0	8,602	2.9
HMPL-306 (targeting IDH 1/2)	12,633	4.2	14,865	3.8	10,073	3.4
Tazemetostat (targeting EZH2)	12,171	4.0	19,019	4.9	12,139	4.1
HMPL-453 (targeting FGFR)	7,532	2.5	2,776	0.7	1,708	0.6
HMPL-760 (targeting BTK)	2,467	0.8	4,954	1.3	5,288	1.8
HMPL-653 (targeting CSF-1R)	1,981	0.7	1,778	0.5	132	—
HMPL-415 (targeting SHP2)	1,121	0.4	—	—	—	—
HMPL-A83 (IgG4-type humanized anti-CD47 monoclonal antibody)	1,096	0.4	2,840	0.7	—	—
HMPL-295 (targeting ERK)	645	0.2	1,362	0.4	692	0.2
Others and government grant	25,995	8.4	20,158	5.2	(1,457)	(0.4)
Total clinical trial related costs	199,728	66.1	255,935	66.2	190,051	63.6
Personnel compensation and related costs	93,030	30.8	119,306	30.8	91,639	30.6
Other research and development costs	9,243	3.1	11,652	3.0	17,396	5.8
Total	302,001	100.0	386,893	100.0	299,086	100.0

The following table summarizes our research and development expenses by location for the years indicated.

	Year Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%
PRC	195,070	64.6	215,963	55.8	159,038	53.2
U.S. and others	106,931	35.4	170,930	44.2	140,048	46.8
Total	302,001	100.0	386,893	100.0	299,086	100.0

We cannot determine with certainty the duration and completion costs of the current or future pre-clinical or clinical studies of our drug candidates or if, when, or to what extent we will generate revenue from the commercialization and sale of any of our drug candidates that obtain regulatory approval. We may not succeed in achieving regulatory approval for any of our drug candidates currently under development. The duration, costs, and timing of clinical studies and development of our drug candidates will depend on a variety of factors, including:

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

For more information on the risks associated with the development of our drug candidates, see Item 3.D. “Risk Factors—Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates—All of our drug candidates, other than fruquintinib for approved indications in both China and the United States, and surufatinib and savolitinib for approved indications in China, are still in development. If we are unable to obtain regulatory approval and ultimately commercialize our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.”

Selling Expenses

The following table sets forth the components of our selling expenses for the years indicated.

	Year Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%
Selling Expenses
Oncology/Immunology	45,505	85.2	33,862	77.1	24,627	65.1
Other Ventures	7,887	14.8	10,071	22.9	13,200	34.9
Total	53,392	100.0	43,933	100.0	37,827	100.0

Our selling expenses primarily comprise selling expenses incurred by our Oncology/Immunology operations by HUTCHMED Limited for sales and marketing expenses and related personnel expenses for our unpartnered drug Sulanda. It also includes sales and marketing expenses and related personnel expenses incurred by our Other Ventures in their distribution and marketing of pharmaceutical and consumer health products.

Administrative Expenses

The following table sets forth the components of our administrative expenses for the years indicated.

Administrative expenses are also incurred by our corporate head office, which are not allocated to either Oncology/Immunology or Other Ventures.

	Year Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%
Administrative Expenses
Oncology/Immunology	47,966	60.1	58,395	63.3	48,359	54.2
Other Ventures	5,435	6.8	3,482	3.8	7,712	8.6
Corporate Head Office	26,383	33.1	30,296	32.9	33,227	37.2
Total	79,784	100.0	92,173	100.0	89,298	100.0

Oncology/Immunology’s administrative expenses are primarily comprised of the salaries and benefits of administrative staff, office leases and other overhead expenses incurred by HUTCHMED Limited.

Our Other Ventures’ administrative expenses are primarily comprised of the salaries and benefits of administrative staff, office leases and other overhead expenses incurred by Hutchison Sinopharm, Hutchison Healthcare and Hutchison Hain Organic (which was divested in December 2023).

Our corporate head office administrative expenses are primarily comprised of the salaries and benefits of our corporate head office employees and directors, office leases and other overhead expenses.

Equity in Earnings of Equity Investees

We have historically derived a significant portion of our net income from our equity in earnings of equity investees, which was primarily attributable to our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals and former non-consolidated joint venture, Hutchison Baiyunshan. Our equity in earnings of equity investees, net of tax, contributed by Shanghai Hutchison Pharmaceuticals was $44.7 million, $49.7 million and $47.3 million for the years ended December 31, 2021, 2022 and 2023 respectively. Our equity in earnings of equity investees, net of tax, contributed by Hutchison Baiyunshan was $15.9 million for the period ended September 28, 2021.

The following table shows the revenue of Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan for the periods indicated. The consolidated financial statements of Shanghai Hutchison Pharmaceuticals are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%
Revenue
Other Ventures:
Shanghai Hutchison Pharmaceuticals	385,483	100.0	370,600	100.0	332,648	61.4
Hutchison Baiyunshan(1)	—	—	—	—	209,528	38.6
Total	385,483	100.0	370,600	100.0	542,176	100.0

(1)	On September 28, 2021, we completed the disposal of our equity interest in Hutchison Baiyunshan. Revenue in 2021 reflects the period from January 1, 2021 to September 28, 2021.

The following table shows the amount of equity in earnings of equity investees, net of tax, of our non-consolidated joint ventures for the years indicated.

	Year Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%
Equity in earnings of equity investees, net of tax
Other Ventures:
Shanghai Hutchison Pharmaceuticals(1)	47,295	100.0	49,748	100.0	44,678	73.7
Hutchison Baiyunshan(2)	—	—	—	—	15,919	26.3
Oncology/Immunology:
Others	—	—	5	—	20	—
Total	47,295	100.0	49,753	100.0	60,617	100.0

(1)	The amount for the years ended December 31, 2021, 2022 and 2023 includes elimination of unrealized profits on transactions with the Group of $36,000, $110,000 and $131,000 and GAAP difference of $1,000, $16,000 and $306,000 respectively.
(2)	On September 28, 2021, we completed the divestment of our shareholding interest in Hutchison Baiyunshan. Equity in earnings of Hutchison Baiyunshan reflects the period from January 1, 2021 to September 28, 2021.

Investments in equity investees mainly consisted of our investment in Shanghai Hutchison Pharmaceuticals. The fluctuation in the investments in equity investees was primarily due to recording our equity in earnings of Shanghai Hutchison Pharmaceuticals, net of tax, offset by dividends declared.

The following table shows our investments in our equity investees as of the dates indicated.

	As of December 31,
	2023	2022

	$’000
Shanghai Hutchison Pharmaceuticals	48,411	73,461
Other	—	316
Total	48,411	73,777

The following table shows the financial position of Shanghai Hutchison Pharmaceuticals as of the dates indicated.

	As of December 31,
	2023	2022

	$’000
Current assets	201,025	214,267
Non-current assets	73,939	80,062
Current liabilities	(179,649)	(147,952)
Non-current liabilities	(3,687)	(4,944)
Net assets	91,628	141,433

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated, both in absolute amounts and as percentages of our revenue. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Our operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%
Revenue	837,999	100.0	426,409	100.0	356,128	100.0
Cost of revenue	(384,447)	(45.9)	(311,103)	(73.1)	(258,234)	(72.5)
Research and development expenses	(302,001)	(36.0)	(386,893)	(90.7)	(299,086)	(84.0)
Selling expenses	(53,392)	(6.4)	(43,933)	(10.3)	(37,827)	(10.6)
Administrative expenses	(79,784)	(9.5)	(92,173)	(21.6)	(89,298)	(25.1)
Gain on divestment of an equity investee	—	—	—	—	121,310	34.1
Other income/(expense)	39,933	4.8	(2,729)	(0.6)	(8,733)	(2.5)
Income tax (expense)/benefit	(4,509)	(0.5)	283	0.1	(11,918)	(3.3)
Equity in earnings of equity investees, net of tax	47,295	5.6	49,753	11.7	60,617	17.0
Net income/(loss)	101,094	12.1	(360,386)	(84.5)	(167,041)	(46.9)
Net income /(loss) attributable to our company	100,780	12.0	(360,835)	(84.6)	(194,648)	(54.7)

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

People’s Republic of China

Our subsidiaries and a joint venture incorporated in the PRC are governed by the EIT Law and regulations. Under the EIT Law, the standard EIT rate is 25% on taxable profits as reduced by available tax losses. Tax losses may be carried forward to offset any taxable profits for the following five years (extended to ten years for those with HNTE status, with effective from January 1, 2018). HUTCHMED Limited and our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, have been successful in their respective applications to renew their HNTE status for three years from January 1, 2023 to December 31, 2025. Accordingly, these entities are eligible to a preferential EIT rate of 15% for the years ended/ending December 31, 2023, 2024 and 2025. HUTCHMED (Suzhou) Limited, a wholly owned subsidiary of HUTCHMED Limited, successful renewed its HNTE status for another three years from January 1, 2021 to December 31, 2023. Accordingly, it is eligible for a preferential EIT rate of 15% for the years ended December 31, 2021, 2022 and 2023.

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

Period-to-Period Comparison of Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

Our revenue increased by 96.5% from $426.4 million for the year ended December 31, 2022 to $838.0 million for the year ended December 31, 2023, which resulted from increased revenue primarily in the Oncology/Immunology operations.

Revenue from Oncology/Immunology increased by 222.6% from $163.8 million for the year ended December 31, 2022 to $528.6 million for the year ended December 31, 2023, primarily due to revenue from Takeda of $353.1 million for the year ended December 31, 2023 (of which $280.0 million was the revenue recognized from the $400 million upfront payment received, $33.9 million was revenue related to research and development services, $32.0 million was the revenue recognized from the $35 million milestone payment received which was triggered by FDA approval of Fruzaqla in November 2023, $5.1 million was revenue from invoiced sales of goods to Takeda and $2.1 million was royalty revenue). The increase was also attributable to the sales of Elunate from $69.9 million for the year ended December 31, 2022 (of which $14.7 million was revenue from sales of goods primarily to Eli Lilly, $13.9 million was royalty revenue and $41.3 million was revenue from promotion and marketing services to Eli Lilly) to $83.2 million for the year ended December 31, 2023 (of which $18.0 million was revenue from sales of goods primarily to Eli Lilly, $16.6 million was royalty revenue and $48.6 million was revenue from promotion and marketing services to Eli Lilly). Sales of Sulanda have also contributed to the increase in revenue from $32.3 million for the year ended December 31, 2022 to $43.9 million for the year ended December 31, 2023. The increase was also attributable to the sales of Orpathys from $22.3 million for the year ended December 31, 2022 (of which $9.9 million was revenue from sales of goods and $12.4 million was royalty revenue) to $28.9 million for the year ended December 31, 2023 (of which $15.1 million was revenue from sales of goods and $13.8 million was royalty revenue). The increase has been netted off by reduction in revenue related to other (non-Takeda) research and development services which have decreased from $38.7 million for the year ended December 31, 2022 to $18.0 million for the year ended December 31, 2023, primarily attributable to receipt of a $15.0 million milestone payment upon initiating start-up activities for a Global Phase III study of Orpathys in Lung Cancer in March 2022 as well as less cost reimbursement from Eli Lilly for the year ended December 31, 2023.

Revenue from our Other Ventures increased by 17.8% from $262.6 million for the year ended December 31, 2022 to $309.4 million for the year ended December 31, 2023, primarily due to an increase in sales of prescription drugs products. Revenue from sales of prescription drugs increased by 24.5% from $237.3 million for the year ended December 31, 2022 to $295.4 million for the year ended December 31, 2023, primarily due to increased sales by our consolidated joint venture Hutchison Sinopharm. Revenue from sales of our consumer health products on the other hand has decreased by 44.7% from $25.3 million for the year ended December 31, 2022 to $14.0 million for the year ended December 31, 2023, primarily due to decreased sales by our consolidated joint venture Hutchison Hain Organic (which was divested in December 2023).

Cost of Revenue

Our cost of revenue increased by 23.6% from $311.1 million for the year ended December 31, 2022 to $384.4 million for the year ended December 31, 2023. This increase was due to increased sales by the Oncology/Immunology and Other Ventures operations.

Cost of revenue from Oncology/Immunology increased by 32.6% from $69.2 million for the year ended December 31, 2022 to $91.7 million for the year ended December 31, 2023, primarily due to an increase in sales of Elunate (including the provision of promotion and marketing services to Eli Lilly), Sulanda, Orpathys and Fruzaqla.

Cost of revenue from our Other Ventures increased by 21.0% from $241.9 million for the year ended December 31, 2022 to $292.7 million for the year ended December 31, 2023, which was primarily due to increased sales.

Cost of revenue as a percentage of our revenue decreased from 73.0% to 45.9% across these periods, primarily due to the new revenue from Takeda.

Research and Development Expenses

Our research and development expenses incurred by Oncology/Immunology decreased by 21.9% from $386.9 million for the year ended December 31, 2022 to $302.0 million for the year ended December 31, 2023, which was primarily due to a $58.6 million decrease in CROs and other clinical trial related costs and a $26.3 million decrease in personnel compensation and related costs. These decreased costs were primarily due to completion of major registration-enabling trials and strategic prioritization of our pipelines. Research and development expenses as a percentage of our revenue decreased from 90.7% to 36.0% across these periods, primarily due to the new revenue from Takeda and the aforementioned decrease in spending.

Selling Expenses

Our selling expenses increased by 21.5% from $43.9 million for the year ended December 31, 2022 to $53.4 million for the year ended December 31, 2023, primarily due to the expansion of our China oncology commercial team and increased marketing activities. Selling expenses as a percentage of our revenue decreased from 10.3% to 6.4% across these periods, primarily due to the new revenue from Takeda.

Administrative Expenses

Our administrative expenses decreased by 13.4% from $92.2 million for the year ended December 31, 2022 to $79.8 million for the year ended December 31, 2023. This was primarily due to a $10.4 million decrease in administrative expenses incurred by Oncology/Immunology, which was mainly due to the restructuring of our U.S. Oncology/Immunology commercial operations in 2022. Administrative expenses as a percentage of our revenue decreased from 21.6% to 9.5% across these periods, primarily due to the new revenue from Takeda and the aforementioned decrease in spending.

Other Income/(Expense)

We had net other expenses of $2.7 million for the year ended December 31, 2022 compared to net other income of $39.9 million for the year ended December 31, 2023. The change was primarily due to higher interest income of $26.5 million primarily from the interest earned on the $400 million Takeda upfront received. The change was also contributed by the net foreign exchange loss of $5.7 million for the year ended December 31, 2022 as compared to the net foreign exchange gain of $8.7 million for the year ended December 31, 2023 on USD denominated bank balances in China.

Income Tax (Expense)/Benefit

We had income tax benefit of $0.3 million for the year ended December 31, 2022 compared to income tax expense of $4.5 million for the year ended December 31, 2023, primarily due to an increase in taxable profit in Oncology/Immunology which was mainly due to the restructuring of our U.S. Oncology/Immunology commercial operations at the end of 2022.

Equity in Earnings of Equity Investees

Our equity in earnings of equity investees, net of tax, decreased by 4.9% from $49.8 million for the year ended December 31, 2022 to $47.3 million for the year ended December 31, 2023, primarily due to a decrease in gross profit margin by Shanghai Hutchison Pharmaceuticals for the year ended December 31, 2023.

Shanghai Hutchison Pharmaceuticals

The following table shows a summary of the results of operations of Shanghai Hutchison Pharmaceuticals for the years indicated. The consolidated financial statements of Shanghai Hutchison Pharmaceuticals are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2023		2022
	($’000)%		($’000)%
Revenue	385,483	100.0	370,600	100.0
Cost of sales	(101,122)	(26.2)	(89,487)	(24.1)
Selling expenses	(150,717)	(39.1)	(144,979)	(39.1)
Administrative expenses	(26,107)	(6.8)	(21,727)	(5.9)
Other net operating income	5,027	1.3	2,126	0.5
Taxation charge	(17,022)	(4.4)	(16,738)	(4.5)
Profit for the year	95,463	24.8	99,683	26.9
Equity in earnings of equity investee attributable to our company(1)	47,295	12.3	49,748	13.4
(1)	Equity in earnings of equity investee attributable to our company is presented under U.S. GAAP. The amount for the year ended December 31, 2023 includes elimination of unrealized profits on transactions with the Group of $131,000 and GAAP difference of $306,000. The amount for the year ended December 31, 2022 includes elimination of unrealized profits on transactions with the Group of $110,000 and GAAP difference of $16,000.

Shanghai Hutchison Pharmaceuticals’ revenue increased by 4.0% from $370.6 million for the year ended December 31, 2022 to $385.5 million for the year ended December 31, 2023, primarily due to an increase in sales of She Xiang Bao Xin pills, a vasodilator used in the treatment of heart conditions. Sales of She Xiang Bao Xin pills increased by 2.1% from $341.6 million for the year ended December 31, 2022 to $348.6 million for the year ended December 31, 2023. The increase in revenue was also due to an $8.6 million increase in sales Zhi Ling Tong infant nutrition products manufactured by Hutchison Healthcare and distributed by Shanghai Hutchison Pharmaceuticals starting from October 1, 2022.

Cost of sales increased by 13.0% from $89.5 million for the year December 31, 2022 to $101.1 million for the year ended December 31, 2023, primarily due to higher sales of She Xiang Bao Xin pills. Shanghai Hutchison Pharmaceuticals’ revenue increased at a lower rate than the cost of sales mainly due to the impact of gradual price adjustment from volume-based procurement.

Selling expenses increased by 4.0% from $145.0 million for the year ended December 31, 2022 to $150.7 million for the year ended December 31, 2023, as a result of increased spending on marketing activities to support the increase in sales.

Administrative expenses increased by 20.2% from $21.7 million for the year ended December 31, 2022 to $26.1 million for the year ended December 31, 2023, primarily due to an increase in staff costs and other office expenses to support commercial activities.

Other net operating income increased by 136.5% from $2.1 million for the year ended December 31, 2022 to $5.0 million for the year ended December 31, 2023, primarily due to an increase in government grants.

Taxation charge increased by 1.7% from $16.7 million for the year ended December 31, 2022 to $17.0 million for the year ended December 31, 2023, primarily due to the reversal of certain deferred tax assets.

As a result of the foregoing, profit decreased by 4.2% from $99.7 million for the year ended December 31, 2022 to $95.5 million for the year ended December 31, 2023. Our equity in earnings of equity investees contributed by this joint venture was $49.7 million and $47.3 million for the years ended December 31, 2022 and 2023, respectively.

For more information on the financial results of our non-consolidated joint ventures, see “—Key Components of Results of Operations— Equity in Earnings of Equity Investees.”

Net Income/(Loss)

As a result of the foregoing, our net loss of 360.4 million for the year ended December 31, 2022 turned into net income of $101.1 million for the year ended December 31, 2023. Net loss attributable to our company of $360.8 million for the year ended December 31, 2022 turned into net income attributable to our Company of $100.8 million for the year ended December 31, 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a discussion of our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, see Item 5.A. “Operating Results” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on February 28, 2023.

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

Primarily due to an increase in total revenue driven by Oncology/Immunology partnering, its strong commercial progress in China, and growth in third-party distribution sale, net income attributable to the Company amounted to $100.8 million for the year ended December 31, 2023, while for the years ended December 31, 2022 and 2021 the net loss attributable to the Company was $360.8 million and $194.6 million, respectively. Our Oncology/Immunology operations have historically not generated significant profits or have operated at a net loss, as creating potential global first-in-class or best-in-class drug candidates requires a significant investment of resources over a prolonged period of time. As a result, we anticipate that we may need additional financing for our Oncology/Immunology operations in future periods. See Item 3.D. “Risk Factors—Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates—Our Oncology/Immunology operations have not generated significant profits and have operated at a net loss historically until recently, and our future profitability is dependent on the successful commercialization of our drug candidates.”

As of December 31, 2023, we had cash and cash equivalents of $283.6 million and short-term investments of $602.7 million and unutilized bank facilities of $68.1 million. Substantially all of our bank deposits are at major financial institutions, which we believe are of high credit quality. As of December 31, 2023, we had $79.3 million in bank loans, of which $48.2 million was related to a fixed asset loan and $31.1 million was related to a working capital loan. The total weighted average cost of bank borrowings for the year ended December 31, 2023 was 3.41% per annum. For additional information, see “—Loan Facilities.”

Certain of our subsidiaries and joint ventures, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. In addition, certain of our joint ventures are required to allocate certain of their after-tax profits as determined in accordance with related regulations and their respective articles of association to the reserve funds upon their board approval. Profit appropriated to the reserve funds for our subsidiaries and joint ventures incorporated in the PRC was approximately $89,000, $318,000 and $168,000 for the years ended December 31, 2021, 2022 and 2023, respectively.

In addition, as a result of PRC regulations restricting dividend distributions from such reserve funds and from a company’s registered capital, our PRC subsidiaries are restricted in their ability to transfer a certain amount of their net assets to us as cash dividends, loans or advances. This restricted portion amounted to $1.0 million as of December 31, 2023. Although we do not currently require any such dividends, loans or advances from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources. For more information, see Item 4.B. “Business Overview—Regulation—PRC Regulation of Foreign Currency Exchange, Offshore Investment and State-Owned Assets—Regulation on Investment in Foreign invested Enterprises—Regulation on Dividend Distribution.”

In addition, our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals held $19.1 million in cash and cash equivalents and no bank borrowings as of December 31, 2023. Such cash and cash equivalents are only accessible by us through dividend payments from the joint venture. The level of dividends declared by the joint venture is subject to agreement each year between us and our joint venture partner based on the profitability and working capital needs of the joint venture. As a result, we cannot guarantee that the joint venture will continue to pay dividends to us in the future at the same rate we have enjoyed in the past, or at all, which may have a material adverse effect on our liquidity and capital resources. For more information, see Item 3.D. “Risk Factors—Risks Relating to Sales of our Internally Developed Drugs and Other Drugs—As a significant portion of the operations of our Other Ventures is conducted through joint ventures, we are dependent on the success of our joint ventures, our receipt of dividends or other payments from our joint ventures for cash to fund our operations, and our investments in our joint ventures are subject to liquidity risk.”

We believe that our current levels of cash and cash equivalents, short-term investments, along with cash flows from operations, dividend payments and unutilized bank borrowings, will be sufficient to meet our anticipated cash needs for at least the next 12 months. In the long term, we believe that we can meet our need for cash through revenue generated from marketed products, public and private sales of our securities and the potential disposals of our remaining non-core businesses. However, we may require additional financing in order to fund all of the clinical development efforts that we plan to undertake to accelerate the development of our clinical-stage drug candidates. For more information, see Item 3.D. “Risk Factors—Risks Relating to Our Financial Position and Need for Capital.”

	Year Ended December 31,
	2023	2022	2021

	($’000)
Cash Flow Data:
Net cash generated from/(used in) operating activities	219,258	(268,599)	(204,223)
Net cash (used in)/generated from investing activities	(291,136)	296,588	(306,320)
Net cash generated from/(used in) financing activities	48,660	(82,763)	650,028
Net (decrease)/increase in cash and cash equivalents	(23,218)	(54,774)	139,485
Effect of exchange rate changes	(6,471)	(9,490)	2,427
Cash and cash equivalents at beginning of the year	313,278	377,542	235,630
Cash and cash equivalents at end of the year	283,589	313,278	377,542

Net Cash generated from/(used in) Operating Activities

Net cash used in operating activities was $268.6 million for the year ended December 31, 2022, compared to net cash generated from operating activities of $219.3 million for the year ended December 31, 2023. The net change of $487.9 million was primarily attributable to a net loss attributable to the Company of $360.8 million for the year ended December 31, 2022 turning into a net income attributable to the Company of $100.8 million for the year ended December 31, 2023 (which included $312.0 million in upfront and milestone income recognized from Takeda).

For a discussion of our net cash used in operating activities for the years ended December 31, 2022 and 2021, see Item 5.B. “Liquidity and Capital Resources” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on February 28, 2023.

Net Cash (used in)/generated from Investing Activities

Net cash generated from investing activities was $296.6 million for the year ended December 31, 2022, compared to net cash used in investing activities of $291.1 million for the year ended December 31, 2023. The net change of $587.7 million was primarily attributable to placement of more short-term investments which had net withdrawals of $316.4 million for the year ended December 31, 2022 as compared to net deposits of $285.0 million for the year ended December 31, 2023. The net change was partially offset by a $13.0 million increase in amounts received from the divestment of a former equity investee from $16.5 million during the year ended December 31, 2022 to $29.5 million during the year ended December 31, 2023.

For a discussion of our net cash generated from/(used in) investing activities for the years ended December 31, 2022 and 2021, see Item 5.B. “Liquidity and Capital Resources” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on February 28, 2023.

Net Cash generated from/(used in) Financing Activities

Net cash used in financing activities was $82.8 million for the year ended December 31, 2022, compared to net cash generated from financing activities of $48.7 million for the year ended December 31, 2023. The net change of $131.5 million was mainly attributable to bank borrowings which had a net repayment of $9.2 million during the year ended December 31, 2022 as compared to net proceeds of $61.7 million during the year ended December 31, 2023. The net change was also attributable to a $39.0 million decrease in purchases of ADSs by a trustee for the settlement of equity awards of the Company from $48.1 million for the year ended December 31, 2022 to $9.1 million for the year ended December 31, 2023, as well as a $16.5 million decrease in dividends paid to non-controlling shareholders of subsidiaries from $25.6 million for the year ended December 31, 2022 to $9.1 million for the year ended December 31, 2023.

For a discussion of our net cash (used in)/generated from financing activities for the years ended December 31, 2022 and 2021, see Item 5.B. “Liquidity and Capital Resources” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on February 28, 2023.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023. For more information on bank borrowings and interest on bank borrowings, please see “—Loan Facilities.” Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories, warehouse, offices and other assets under non-cancellable lease agreements. For more information on purchase obligations and lease obligations, please see “—Capital Expenditures.”

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1‑2 Years	2‑5 Years	5 Years

	($’000)
Bank borrowings	79,344	31,155	958	11,490	35,741
Interest on bank borrowings	11,034	2,411	1,638	4,503	2,482
Purchase obligations	1,259	1,259	—	—	—
Lease obligations	7,583	3,919	1,356	2,308	—
Total	99,220	38,744	3,952	18,301	38,223

Shanghai Hutchison Pharmaceuticals

The following table sets forth the contractual obligations of our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals as of December 31, 2023. Shanghai Hutchison Pharmaceuticals’ purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. Shanghai Hutchison Pharmaceuticals’ lease obligations primarily comprise future aggregate minimum lease payments in respect of various offices under non-cancellable lease agreements.

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1‑2 Years	2‑5 Years	5 Years

	($’000)
Purchase obligations	376	376	—	—	—
Lease obligations	1,459	791	651	17	—
Total	1,835	1,167	651	17	—

Loan Facilities

In October 2021, HUTCHMED Limited entered into a 10-year fixed asset loan facility agreement with Bank of China Limited for the provision of a secured credit facility of RMB754.9 million ($105.5 million) with an annual interest rate at the 5-year China Loan Prime Rate less 0.80% (which was supplemented in June 2022). This credit facility is guaranteed by HUTCHMED Limited’s immediate holding company, HUTCHMED Investment (HK) Limited, and secured by the underlying leasehold land and buildings of HUTCHMED Limited, and includes certain financial covenant requirements. As of December 31, 2023, RMB344.8 million ($48.2 million) was utilized from the fixed asset loan facility.

In May 2022, HUTCHMED Group (HK) Limited entered into a 12-month revolving credit facility with HSBC in the amount of HK$390.0 million ($50.0 million) with an interest rate at HIBOR plus 0.5% per annum. This revolving facility is guaranteed by us. The revolving credit facility expired in May 2023.

In November 2023, Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company entered into a short-term working capital loan facility agreement with Bank of China Limited for the provision of a credit facility of RMB300.0 million ($41.9 million) with an annual interest rate at the 1-year China Loan Prime Rate less 0.95%. As of December 31, 2023, RMB222.9 million ($31.1 million) was utilized from the loan facility.

Our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals had no bank borrowings outstanding as of December 31, 2023.

Gearing Ratio

The gearing ratio of our group, which was calculated by dividing total interest-bearing loans by total equity, was 10.7% as of December 31, 2023, an increase from 2.8% as of December 31, 2022. The increase was primarily attributable to the increase in interest-bearing loans.

Capital Expenditures

We had capital expenditures of $16.8 million, $36.7 million and $32.6 million for the years ended December 31, 2021, 2022 and 2023, respectively. Our capital expenditures during these periods were primarily used for the purchases of leasehold land and property, plant and equipment for a new large-scale manufacturing facility for innovative drugs in Shanghai, China and to expand research facilities and our manufacturing facility in Suzhou, China. Our capital expenditures have been primarily funded by cash flows from operations, bank borrowings and proceeds from our initial public and follow-on offerings in Hong Kong and the United States and other equity offerings.

As of December 31, 2023, we had commitments for capital expenditures of approximately $1.3 million, primarily for the construction of the new manufacturing facility in Shanghai. We expect to fund these capital expenditures through cash flows from operations, bank borrowings and existing cash resources.

Our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals had capital expenditures of $3.4 million, $1.9 million and $5.8 million for the years ended December 31, 2021, 2022 and 2023, respectively. These capital expenditures were primarily related to the renovation of new office and improvements to its production facilities in Shanghai. These capital expenditures were primarily funded through cash flows from operations of Shanghai Hutchison Pharmaceuticals.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management.

Business Experience and Qualifications of our Directors and Senior Management

Below is a list of the names and ages of our directors and officers as of February 15, 2024, and a brief account of the business experience of each of them. The business address for our directors and officers is c/o HUTCHMED (China) Limited, Level 18, The Metropolis Tower, 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong.

Name	Age	Position
TO Chi Keung, Simon	72	Executive Director and Chairman
Weiguo SU	66	Executive Director, Chief Executive Officer and Chief Scientific Officer
CHENG Chig Fung, Johnny	57	Executive Director and Chief Financial Officer
Edith SHIH	72	Non-executive Director and Company Secretary
Dan ELDAR	70	Non-executive Director
Ling YANG	44	Non-executive Director
Paul Rutherford CARTER	63	Senior Independent Non-executive Director
Graeme Allan JACK	73	Independent Non-executive Director
MOK Shu Kam, Tony	63	Independent Non-executive Director
Michael Ming SHI	58	Executive Vice President, Head of R&D and Chief Medical Officer
Karen Jane ATKIN	58	Executive Vice President and Chief Operating Officer
Zhenping WU	64	Executive Vice President, Pharmaceutical Sciences and Manufacturing
Hong CHEN	53	Executive Vice President and Chief Commercial Officer (China)
Mark Kin Hung LEE	46	Senior Vice President, Corporate Management and Communications
May Qingmei WANG	60	Senior Vice President, Business Development & Strategic Alliances
Charles George Rupert NIXON	54	Group General Counsel

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

Edith Shih has been a non-executive director since 2006, the company secretary of our company and the company secretary of group companies since 2000. She is also chairman of our sustainability committee. She has over 35 years of experience in legal, regulatory, corporate finance, compliance and corporate governance fields. She is also executive director and company secretary of CK Hutchison. She has been with the Cheung Kong (Holdings) Limited (“CKH”) group since 1989 and with Hutchison Whampoa Limited (“HWL”) since 1991. Both CKH and HWL were formerly listed on SEHK and became wholly-owned subsidiaries of CK Hutchison in 2015. She has acted in various capacities within the HWL group, including head group general counsel and company secretary of HWL as well as director and company secretary of HWL subsidiaries and associated companies. Ms. Shih is in addition a non-executive director of Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust and a commissioner of PT Duta Intidaya Tbk. In addition, Ms. Shih is a director of certain substantial shareholders (within the meaning of the Securities and Futures Ordinance) of our company and certain companies controlled by certain substantial shareholders of our company. The aforementioned companies are either subsidiaries or associated companies of CK Hutchison of which Ms. Shih has oversight as a director of CK Hutchison. She is the past international president and current member of the council of The Chartered Governance Institute (“CGI”) as well as a past president and current honorary advisor of The Hong Kong Chartered Governance Institute (“HKCGI”). She is also a current member and past chairperson of the nomination committee of HKCGI. Further, she is also chairperson of the process review panel for the Accounting and Financial Reporting Council (formerly known as the Financial Reporting Council) and a member of the Executive Committee and Council of The Hong Kong Management Association. She was also a member of the Securities and Futures Appeal Tribunal. Ms. Shih is a solicitor qualified in England and Wales, Hong Kong and Victoria, Australia and a fellow of both the CGI and HKCGI, holding chartered secretary and chartered governance professional dual designations. She holds a bachelor of science degree and a master of arts degree from the University of the Philippines as well as a master of arts degree and a master of education degree from Columbia University, New York.

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

Ling Yang has been a non-executive director of our company since July 2023. She has been the managing director of Carlyle since January 2017 and co-head of Carlyle Asia Healthcare since November 2021, in charge of advising in healthcare investment and portfolio activities of Carlyle in China. She is also chairwoman and non-executive director of ADICON Holdings Limited. Prior to Carlyle Group, Ms. Yang worked in private equity at KKR Asia Limited and in investment banking at Goldman Sachs in the U.S. She was formerly a director of Shenzhen Salubris Pharmaceuticals Co., Ltd. Ms. Yang graduated summa cum laude and is a member of Phi Beta Kappa with a bachelor’s degree in economics and computer science from Smith College and she received her master of business administration degree from Harvard Business School.

Paul Rutherford Carter has been a senior independent non-executive director of our company since 2017. He is also chairman of our remuneration committee and a member of our audit committee and technical committee. He has more than 26 years of experience in the pharmaceutical industry. From 2006 to 2016, Mr. Carter served in various senior executive roles at Gilead Sciences, Inc. (“Gilead”), a research-based biopharmaceutical company, with the last position as executive vice president, commercial operations. In this role, Mr. Carter headed the worldwide commercial organization responsible for the launch and commercialization of all of the products of Gilead. He also worked as a senior executive at GlaxoSmithKline Plc (currently GSK Plc.). He is currently a director of Immatics N.V. and Kyowa Kirin International Plc. He is the chairman of Evox Therapeutics and a retained advisor to several firms active in the life sciences sector. He was formerly a director of Alder Biopharmaceuticals, Inc, Mallinckrodt plc and VectivBio Holding AG. Mr. Carter received a degree in business studies from the Ealing School of Business and Management (now merged into University of West London) and is a fellow of the Chartered Institute of Management Accountants in the United Kingdom.

Graeme Allan Jack has been an independent non-executive director of our company since 2017. He is also chairman of our audit committee and a member of our nomination committee and remuneration committee. He has more than 40 years of experience in finance and audit. He retired as partner of PricewaterhouseCoopers in 2006 after a distinguished career with the firm for over 33 years. He is currently an independent non-executive director of The Greenbrier Companies, Inc. (an international supplier of equipment and services to the freight rail transportation markets). He was formerly a director of COSCO SHIPPING Development Co., Ltd. (formerly known as “China Shipping Container Lines Company Limited”, an integrated financial services platform principally engaged in vessel and container leasing) and Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust (a developer and operator of deep water container terminals). Mr. Jack received a bachelor of commerce degree from University of New South Wales, Australia and is a fellow of the Hong Kong Institute of Certified Public Accountants and an associate of Chartered Accountants Australia and New Zealand.

Mok Shu Kam, Tony has been an independent non-executive director of our company since 2017. He is also chairman of our nomination committee and technical committee, a member of our audit committee and sustainability committee. Professor Mok has more than 35 years of experience in clinical oncology with his main research interest focusing on biomarker and molecular targeted therapy in lung cancer. He is currently Li Shu Fan Medical Foundation named professor and chairman of department of clinical oncology at The Chinese University of Hong Kong. Professor Mok has contributed to over 300 articles in international peer-reviewed journals, as well as multiple editorials and textbooks. In October 2018, Professor Mok was the first Chinese to be bestowed with the European Society for Medical Oncology (ESMO) Lifetime Achievement Award, one of the most prestigious international honors and recognitions given to cancer researchers, for his contribution to and leadership in lung cancer research worldwide. In September 2023, Professor Mok was awarded The Sixth Fok Ying-Tung Prize – The World Outstanding Chinese Doctor Award, for his contribution in lung cancer research. Professor Mok is a non-executive director of AstraZeneca PLC, a non-executive independent director of Lunit USA Inc. and a member of the scientific advisory board of Prenetics Global Limited (“Prenetics”). He is co-founder of Sanomics Limited (acquired by ACT Genomics Holdings Ltd. in November 2021) and Aurora Tele-Oncology Limited. He was formerly a board director of the American Society of Clinical Oncology (“ASCO”), a steering committee member of the Chinese Society of Clinical Oncology, past president of the International Association for the Study of Lung Cancer, and the chairman of the board of ACT Genomics Holdings Ltd. until it was acquired by Prenetics in December 2022. Professor Mok is also closely affiliated with the oncology community in China and has been awarded an Honorary Professorship at Guangdong Province People’s Hospital, Guest Professorship at Peking Union Medical College Hospital and Visiting Professorship at Shanghai Jiao Tong University and Distinguished Professorship at Fujian Cancer Hospital. He received his bachelor of medical science degree and a doctor of medicine from University of Alberta, Canada. He is also a fellow of the Royal College of Physicians and Surgeons of Canada, Hong Kong College of Physicians, Hong Kong Academy of Medicine, Royal College of Physicians of Edinburgh and ASCO.

Michael Ming Shi is our executive vice president, head of R&D and chief medical officer. He oversees the drug discovery and development of our Company from strategy to execution. Prior to joining our company in 2022, Dr. Shi was the global head of R&D and chief medical officer at Transcenta Holding Limited. Before that, he worked at Novartis for over 15 years, where he held various senior leadership positions including global program clinical head in clinical development. Dr. Shi is a member of American Society of Clinical Oncology, European Society of Medical Oncology, American Society of Hematology, American Association for Cancer Research, Sino-American Pharmaceutical Association and an executive committee member of the US-China Anti-cancer Association (USCACA). Dr. Shi also worked as the program director of Genetics Variation at National Institution of Health (“NIH”) and was an adjunct assistant professor at the University of Michigan Medical School. Dr. Shi holds a PhD in Molecular Pharmacology and Toxicology from the University of Southern California, and conducted postdoctoral research at the Harvard Medical School. He received his medical education from Peking Union Medical College.

Karen Jane Atkin is our executive vice president and chief operating officer. Prior to joining our company in 2021, Dr. Atkin spent 24 years at AstraZeneca in senior medical, regulatory, pharmacovigilance, R&D and commercial leadership roles, including as senior vice president of medical for biopharmaceuticals, vice president of the global infection, neuroscience and autoimmunity therapy area and the established brand business, country president of Indonesia and led China R&D for over four years. Dr. Atkin is also a registered physician with advanced level qualifications in internal medicine and pharmaceutical medicine. Dr. Atkin holds three bachelor’s degrees in physiology, medicine and surgery, respectively, from University College London. She graduated with a first class honors degree in medicine, holds a master of business administration from the Open University, and is a member of the Royal College of Physicians and a fellow of the Faculty of Pharmaceutical Medicine in the UK.

Zhenping Wu joined our company in 2008 and is our executive vice president of pharmaceutical sciences and manufacturing. Dr. Wu has over 29 years of experience in drug discovery and development. His past positions include senior director of pharmaceutical sciences at Phenomix Corporation, a U.S.-based biotechnology company, director of pharmaceutical development at Pfizer Global Research & Development in California (formerly Agouron Pharmaceuticals) and a group leader at Roche at its Palo Alto site. He is a past chairman and president of the board of the Sino-American Biotechnology and Pharmaceutical Association. Dr. Wu received a PhD from the University of Hong Kong and a master in business administration from the University of California at Irvine.

Hong Chen is our executive vice president and chief commercial officer (China). Prior to joining our company in 2011, Mr. Chen spent 12 years with Bristol-Myers Squibb and was last serving as its national sales & marketing director in China. Mr. Chen received a bachelor’s degree in medicine from Nanjing Medical University and an EMBA from Cheung Kong Graduate School of Business.

Mark Kin Hung Lee is our senior vice president of corporate management and communications. He began working in healthcare investment banking in the United States and Europe in 1998 and joined our company in 2009. Based in the New York and London offices of Credit Suisse, Mr. Lee was involved in the execution and origination of mergers, acquisitions, public and private financings and corporate strategy for life science companies such as AstraZeneca, Bristol-Myers Squibb and Genzyme, as well as other medical product and service companies. Mr. Lee received his bachelor’s degree in biochemical engineering with first class honors from University College London, where he was awarded a Dean’s Commendation. He also received a master of business administration from the Massachusetts Institute of Technology’s Sloan School of Management.

May Qingmei Wang is our senior vice president of business development & strategic alliances. Prior to joining our company in 2010, Dr. Wang spent 16 years with Eli Lilly where she was the head of Eli Lilly’s Asian Biology Research and responsible for establishing and managing research collaborations in China and across Asia. Dr. Wang holds numerous patents, has published more than 50 peer-reviewed articles and has given dozens of seminars and plenary lectures. Dr. Wang received a PhD in biochemistry from Purdue University.

Charles George Rupert Nixon has been our group general counsel since May 2015 and has worked with our company since 2006. Prior to joining our company, Mr. Nixon was group senior legal counsel for Hutchison Whampoa Limited (previously a listed company in Hong Kong and after a restructuring, a subsidiary of CK Hutchison) in both Hong Kong and London and prior to that senior legal counsel for Three UK, the mobile phone operator. Mr. Nixon has been with the CK Hutchison Group since 2001. Mr. Nixon received an LL.B (Hons) from Middlesex University and is a qualified solicitor in England & Wales with over 30 years of experience.

Board Diversity

On August 6, 2021, the SEC approved the Nasdaq Stock Market’s proposal to amend its listing standards to encourage greater board diversity and to require board diversity disclosures for Nasdaq-listed companies. Pursuant to the amended listing standards, HUTCHMED, as a foreign private issuer, is required to have at least two diverse board members or explain the reasons for not meeting this objective by 2025. Furthermore, a board diversity matrix is required to be included in the annual report on Form 20-F, containing certain demographic and other information regarding members of our board of directors. HUTCHMED currently complies with the diversity requirement, as we currently have two female and seven male members on our board of directors. The board diversity matrix is set out below.

Board Diversity Matrix (As of February 28, 2024)
Place of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9

Did Not Disclose
	Female	Male	Non-Binary	Gender
Part I: Gender Identity
Directors	2	7	—	—
Part II: Demographic Background
Underrepresented Individual in Place of Principal Executive Offices	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographic Background	—	—	—	—

B.    Compensation.

Compensation Summary

Remuneration Committee organization and purpose

The Remuneration Committee comprises three members and is chaired by Mr. Paul Rutherford Carter, senior independent non-executive director, with the Chairman Mr. To Chi Keung, Simon and independent non-executive director, Mr. Graeme Allan Jack, as members. The Remuneration Committee meets towards the end of each year to determine the remuneration package of executive directors and senior management of the group and during the year to consider grants of share options and LTIP awards and other remuneration related matters. Remuneration matters are also considered and approved by way of written resolutions and where warranted, at additional meetings. The Remuneration Committee held five meetings in 2023 with 100% attendance.

The responsibilities of the Remuneration Committee are to assist the Board in achieving its objectives of attracting, retaining and motivating a broader and more diverse pool of employees of the highest caliber and experience needed to shape and execute the strategy across the group’s substantial, diverse and international business operations. It assists the group in the administration of a fair and transparent procedure for setting remuneration policies for all directors and senior management of the group. Whilst the Board retains its power to determine the remuneration of non-executive directors, the responsibility for reviewing and determining the remuneration package of individual executive directors and senior management of the group is delegated to the Remuneration Committee. The Committee is authorized to obtain, at the company’s expense, external legal or other professional advice on any matters within its Terms of Reference.

2023 Goals

In 2023, this strategy delivered significant results to our operations. As described below, a considerable number of company goals were set and achieved in 2023 on our regulatory, clinical development, business development, manufacturing, commercial, financial, organizational and sustainability operations. These included:

Regulatory goals. Filed regulatory submissions for the use of fruquintinib in colorectal cancer with the U.S. Food and Drug Administration, the European Medicines Agency and the Japan Pharmaceuticals and Medical Devices Agency; filed regulatory submission for the use of fruquintinib in gastric cancer with the China National Medical Products Administration; and obtained approval for the use of fruquintinib in colorectal cancer in the U.S.

Clinical Regulatory and Government Affairs goals. Listed savolitinib on the China National Reimbursement Drug List for the first time and maintained listings for fruquintinib and surufatinib; enrolled first patients in the savolitinib gastric cancer Phase II registration trial and the HMPL-453 intrahepatic cholangiocarcinoma Phase II registration trial; completed enrollment in the confirmatory savolitinib MET exon14 non-small cell lung cancer trial, the fruquintinib endometrial cancer Phase II registration trial, the fruquintinib renal cancer Phase III registration trial, the tazemetostat follicular lymphoma bridging Phase II trial and the amdizalisib follicular lymphoma Phase II trial; and filed the investigational new drug application for HMPL-415.

Business development goal. Closed an exclusive license agreement for fruquintinib outside China with Takeda.

Manufacturing goals. Established the global supply chain for fruquintinib; passed pre-approval inspections by the U.S. Food and Drug Administration; completed and certified the new Shanghai factory.

Commercial and financial goals. Reported China revenue from ELUNATE, SULANDA and TAZVERIK – the three medicines marketed by the HUTCHMED commercial team – of $128.1 million compared to $102.3 million in 2022; received $400.0 million in upfront payment from Takeda under the license agreement of fruquintinib plus regulatory milestones of $35 million; and reported net profit of $100.8 million as compared to a net loss of $360.8 million in 2022.

Organization. Maintained headcount at approximately 2,000 while improving culture and employee satisfaction, including as evidenced by the 2023 employee engagement survey that showed improvements across all industry benchmarks.

Sustainability. Improved sustainability disclosure; initiated and progressed Scope 3 and data collection programs towards meeting the new International Sustainability Standards Board disclosure frameworks; improved sustainability ratings by several key rating agencies including Hang Seng, ISS, MSCI, S&P Global, Sustainalytics and Wind; and received awards for environmental, social and governance. The awards included five from the GBA ESG Achievement Awards 2023 by Metro Finance, two from the ESG Leading Enterprise Awards by Bloomberg Businessweek, and the Top 20 Chinese Pharmaceutical Listed Companies in ESG Competitiveness by Healthcare Executive.

Remuneration components

The goal of our remuneration programs is to align remuneration delivery with performance, measured both internally against budgets and key operational achievements, and externally through share price. We believe this alignment was achieved in 2023.

In general, our compensation consists of the following components:

●	Base salary, to attract and retain highly skilled talent. This fixed component of pay is to provide financial stability, based on responsibilities, experience, individual contributions and peer company data;
●	Annual cash bonus incentive program, to motivate, promote and reward the achievement of key short-term strategic and business goals of HUTCHMED as well as individual performance. This is a variable component of pay based on annual corporate and individual performance; and
●	Equity incentives, to encourage Executive Directors, senior management and other employees to focus on out-performance and align their interests with shareholders, as well as to promote retention and to reward outstanding company and individual performance. This is in the form of grants of share options and LTIP awards, which are subject to a vesting schedule based on continued service, the value of which depends on our share price performance, to align employee interests with those of our shareholders over the longer-term.

The Remuneration Committee reviewed and made recommendation to the Board on grant of share awards under the LTIP and share options under the share option scheme to incentivize talent and professional expertise to stay and grow with the Group. See “—Executive Officer Compensation” and “—Equity Compensation Schemes and Other Benefit Plans” for more details on the share awards and share options granted during 2023.

2023 review and recommendations

During the year, the Remuneration Committee reviewed background information on market data (including economic indicators, statistics and the compensation benchmarking), headcount and staff costs. It also reviewed and approved the proposed 2024 directors’ fees for executive directors and made recommendation to the board on the proposed 2024 directors’ fees for independent non-executive directors. Prior to the end of the year, the Remuneration Committee reviewed and approved the 2023 year-end bonus and 2024 remuneration package of Executive Directors and senior management of the Group. No Director or any or his/her associates is involved in deciding his/her own remuneration. The Remuneration Committee also viewed and recommended to the Board updates to its Terms of Reference based on the latest Hong Kong Corporate Governance Code which took effect on January 1, 2023.

Remuneration advisor

In addition, the Remuneration Committee has reviewed the approach to remuneration and reporting on executive remuneration in detail. Aimed at attracting and retaining top talent, the Remuneration Committee appointed an independent advisor, Aon Enterprise Solutions (Shanghai) Co., Ltd. (“Aon”) to conduct benchmarking research on the compensation of a peer group of U.S. and China biotech companies (the “Aon Benchmarking Research”). Aon has no other connection with the Company or individual Directors. The Remuneration Committee comprehensively reviewed the Group’s compensation and share-based incentives policies, the Aon Benchmarking Research and established an attractive policy to ensure the Group is able to recruit and retain top talent. Vesting of share-based awards under such policy is in line with the referenced peer group. The Committee takes seriously its responsibility to ensure that the executive remuneration practices of the Group drive strong performance, are aligned with the strategy and sustainability of the Group and are appropriate in the context of the external regulatory environment and the expectations of stakeholders.

Shareholder return comparison

The independent remuneration advisor, Aon also reviewed the total shareholder return comparator group used as a component of the company’s performance based LTIP awards for 2023, using volatility and correlation analysis to evaluate the appropriateness of this peer group. Its research from 2022 showed that about 80% of custom peer groups contained 30 peers or fewer, and encouraged the Company to use peer groups of 30 companies or more. It focused on three primary and four secondary criteria. Primary criteria for peers selection were their industry sector, centering on, commercial companies with innovative specialty biopharmaceutical medicines or drug candidates; their listing location, centering on China or the United States; and those with a three-year stock price that correlated with the Company. Secondary criteria were their therapeutic focus, prioritizing companies with marketed products and development pipelines focused on oncology therapies; their stock price volatility; their market capitalization, excluding micro-cap and large-cap companies; and their share trading history, excluding companies that have not been public for at least three years.

Executive Officer Compensation

Summary Compensation Table

The following table sets forth the non-equity compensation paid or accrued during the year ended December 31, 2023 to our chief executive officer and chief scientific officer, chief financial officer and other executive officers on an aggregate basis.

	Salary			Taxable	Non-taxable	Pension
	and fees		Bonus(3)	benefits	benefits	contributions	Total
Name and Principal Position	($)		($)	($)	($)	($)	($)
Weiguo SU	872,520	(1)	1,500,000	—	7,885	70,759	2,451,164
CHENG Chig Fung, Johnny	413,123	(2)	508,241	—	10,897	29,889	962,150
Other Executive Officers in the Aggregate	2,524,727		3,439,341	31,977	155,128	154,902	6,306,075

Notes:

(1)	Amount includes director’s fees of $75,000.
(2)	Amount includes director’s fees of $75,000.
(3)

In connection with share options granted in the year ended December 31, 2016 under the 2015 Share Option Scheme, Dr. Weiguo Su and certain other executive officers were awarded retention bonuses payable when and if they exercised their options. During the year ended December 31, 2023, retention bonuses of $5,224,885 and $4,722,040 were settled respectively when Dr. Weiguo Su and certain other executive officers exercised such options, which amounts are not included in the table above.

Employment Arrangements with our Executive Officers

Employment Agreements with Executive Officers at HUTCHMED Group (HK) Limited and HUTCHMED Holdings (HK) Limited

We have entered into employment agreements with each of our executive officers who are directly employed by HUTCHMED Group (HK) Limited or HUTCHMED Holdings (HK) Limited, namely Mr. Cheng Chig Fung, Johnny, Dr. Karen Jane Atkin, Dr. May Qingmei Wang, Mr. Mark Kin Hung Lee and Mr. Charles George Rupert Nixon. Under these employment agreements, our executives receive compensation in the form of salaries, discretionary bonuses, participation in the Hutchison Provident Fund retirement scheme, medical coverage under the CK Hutchison Group Medical Scheme, personal accident insurance and annual leave. None of the employment arrangements provide benefits to our executive officers upon termination. We may terminate employment by giving the executive officers three months’ prior written notice. The executive officer may also voluntarily terminate his/her employment with us upon not less than three months’ prior written notice to us.

Each executive officer has agreed, for the term of employment with us and thereafter, not to disclose or use for his/her own purposes any of our and our associated companies’ confidential information that the executive officer may develop or learn in the course of employment with us. Moreover, each of our executive officers has agreed, for the term of employment with us and for a period of 12 months thereafter, (i) not to undertake or be employed or interested directly or indirectly anywhere in Hong Kong in any activity which is similar to and competitive with our company or associated companies in which the executive officer had been involved in the period of 12 months prior to such termination and (ii) not to solicit for any employees of our company or our joint ventures or orders from any person, firm or company which was at any time during the 12 months prior to termination of such employment a customer or supplier of our company or associated companies.

Employment Agreements with Executive Officers at HUTCHMED Limited

We have entered into employment agreements with each of our executive officers who are employed directly by HUTCHMED Limited, namely Dr. Weiguo Su, Dr. Michael Ming Shi and Dr. Zhenping Wu. Under these employment agreements, we engage the executive officer on either an open-ended or a fixed term. Our executive officers receive compensation in the form of salaries, discretionary bonuses, annual leave, statutory maternity leave and nursing leave.

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

Share Options

The following table sets forth information concerning the outstanding equity awards held by our chief executive officer and chief scientific officer, chief financial officer and other executive officers on an aggregate basis as of December 31, 2023.

		Number of	Number of		Number of	Number of
		unexercised shares	unexercised shares		shares issued	options lapsed/	Option
	Date of grant of	which are	which are		upon exercise	cancelled in	expiration
Name and Principal Position	share options(1)	vested	unvested	Exercise price	in 2023	2023	date
Weiguo SU	Jun 15, 2016	3,000,000	—	£1.970	3,000,000	—	Dec 19, 2023
Weiguo SU	Mar 27, 2017	1,000,000	—	£3.105	—	—	Mar 26, 2027
Weiguo SU	Mar 19, 2018	1,000,000	—	£4.974	—	—	Mar 18, 2028
Weiguo SU	Apr 28, 2020	592,275 (= 118,455 ADSs)	197,425 (= 39,485 ADSs)	$22.090	—	—	Apr 27, 2030
Weiguo SU	Dec 14, 2020	14,220 (= 2,844 ADSs)	4,740 (= 948 ADSs)	$29.000	—	—	Dec 13, 2030
Weiguo SU	Mar 26, 2021	141,200 (= 28,240 ADSs)	141,200 (= 28,240 ADSs)	$27.940	—	—	Mar 25, 2031
Weiguo SU	Dec 14, 2021	12,460 (= 2,492 ADSs)	12,470 (= 2,494 ADSs)	$35.210	—	—	Dec 13, 2031
Weiguo SU	May 23, 2022	—	861,220 (= 172,244 ADSs)	$10.750	—	—	May 22, 2032
CHENG Chig Fung, Johnny	Apr 28, 2020	301,425 (= 60,285 ADSs)	100,475 (= 20,095 ADSs)	$22.090	—	—	Apr 27, 2030
CHENG Chig Fung, Johnny	Mar 26, 2021	120,250 (= 24,050 ADSs)	120,250 (= 24,050 ADSs)	$27.940	—	—	Mar 25, 2031
CHENG Chig Fung, Johnny	May 23, 2022	111,650 (= 22,330 ADSs)	334,950 (= 66,990 ADSs)	$10.750	—	—	May 22, 2032
CHENG Chig Fung, Johnny	Jun 5, 2023	—	61,700 (= 12,340 ADSs)	$12.510	—	—	Jun 4, 2033
Other Executive Officers in the Aggregate	Jun 15, 2016	2,736,860	—	£1.970	2,736,860	—	Dec 19, 2023
Other Executive Officers in the Aggregate	Apr 20, 2018	701,100	—	£4.645	—	—	Apr 19, 2028
Other Executive Officers in the Aggregate	Dec 11, 2019	400,000	—	£3.592	—	—	Dec 10, 2029
Other Executive Officers in the Aggregate	Apr 28, 2020	1,112,250 (= 222,450 ADSs)	370,750 (= 74,150 ADSs)	$22.090	—	—	Apr 27, 2030
Other Executive Officers in the Aggregate	Dec 14, 2020	44,895 (= 8,979 ADSs)	14,995 (= 2,999 ADSs)	$29.000	—	—	Dec 13, 2030
Other Executive Officers in the Aggregate	Mar 26, 2021	383,250 (= 76,650 ADSs)	383,250 (= 76,650 ADSs)	$27.940	—	—	Mar 25, 2031
Other Executive Officers in the Aggregate	Dec 14, 2021	172,770 (= 34,554 ADSs)	172,800 (= 34,560 ADSs)	$35.210	—	—	Dec 13, 2031
Other Executive Officers in the Aggregate	May 23, 2022	172,350 (= 34,470 ADSs)	517,050 (= 103,410 ADSs)	$10.750	—	—	May 22, 2032
Other Executive Officers in the Aggregate	Sep 13, 2022	375,000 (= 75,000 ADSs)	1,125,000 (= 225,000 ADSs)	$13.140	—	—	Sep 12, 2032
Other Executive Officers in the Aggregate	Jun 5, 2023	—	263,200 (= 52,640 ADSs)	$12.510	—	—	Jun 4, 2033

Notes:

(1)	The share options granted on or after April 28, 2020 were in the form of ADSs and the relevant exercise prices were stated in U.S. dollars per ADS. For purposes of this table, these share options are presented in the form of ordinary shares (with the corresponding number of ADSs where appropriate). Each ADS represents five ordinary shares.

Long-Term Incentive Compensation

The following table sets forth information regarding performance based LTIP awards granted to our chief executive officer and chief scientific officer, chief financial officer and other executive officers on an aggregate basis in the year ended December 31, 2023.

Maximum
Aggregate
Value of
Name and Principal Position	LTIP awards(1)(2)(3)
Weiguo SU, Chief Executive Officer and Chief Scientific Officer	$3,289,770
CHENG Chig Fung, Johnny, Chief Financial Officer	$698,224
Other Executive Officers in the Aggregate	$3,457,643

Notes:

(1)	The amounts reflected in the table above represent the maximum aggregate value of all LTIP awards outstanding as of December 31, 2023. The LTIP awards are conditional upon the achievement of annual performance targets for the fiscal year 2023. The amounts reflected in the table above assume the maximum amount that may be paid under these contingent LTIP awards. The LTIP awards will be settled in a variable number of shares based on a fixed monetary amount awarded upon achievement of performance targets. An independent third-party trustee who administers the LTIP will purchase shares of our company on either the AIM or Nasdaq market which will be used to settle the LTIP awards. See “Outstanding Awards” for more details.
(2)	Vesting will occur two business days after the date of the announcement of our annual results for the financial year 2025.
(3)	Excluding performance based LTIP awards abovementioned, a non-performance based LTIP award granted to an Executive Officer in an amount of $1,500,000, for which 111,731 ADSs were allocated on September 13, 2022. 25% of the shares were/will be vested on September 13, 2023, September 13, 2024, September 13, 2025 and September 13, 2026 respectively.

Director Compensation

The following table sets forth a summary of the compensation we paid to our directors other than Weiguo Su and Cheng Chig Fung, Johnny during 2023.

			Maximum Value of Non-
	Fees Earned or		Performance Based LTIP
Name of Director	Paid in Cash		Awards Granted
TO Chi Keung, Simon	$85,000	(1)	—
Dan ELDAR	—		—
Edith SHIH	—	(2)	—
Ling YANG	—		—
Paul Rutherford CARTER	$117,000		—
Graeme Allan JACK	$111,000		—
MOK Shu Kam, Tony	$114,860		—

Notes:

(1)	Such director’s fees were paid to Hutchison Whampoa (China) Limited, a wholly owned subsidiary of CK Hutchison. Director’s fees received from our subsidiaries during the period Mr. To served as director that were paid to an intermediate holding company of our company are not included in the amounts above.
(2)	Director’s fees received from our subsidiaries during the period Ms. Shih served as director that were paid to a subsidiary of CK Hutchison are not included.
(3)	A director’s fee of $37,068 was paid to Dr. Karen Jean Ferrante, who retired as an independent non-executive director on May 12, 2023.

Equity Compensation Schemes and Other Benefit Plans

We have two share option schemes. We refer to these collectively as the Option Schemes. Our shareholder adopted the first option scheme, or the 2005 Option Scheme, in June 2005, and it was subsequently approved by the shareholders of Hutchison Whampoa Limited, our then majority shareholder, in May 2006 and later amended by our board of directors in March 2007. This share option scheme expired in 2016 and no further share option can be granted. Furthermore, all outstanding share options granted under the 2005 Option Scheme have been fully exercised. In April 2015, our shareholders adopted the second option scheme, or the 2015 Option Scheme, which was later approved by the shareholders of CK Hutchison, the ultimate parent of our then majority shareholder, in May 2016. The 2015 Option Scheme was subsequently amended in April 2020.

We also have a long-term incentive scheme which was adopted by our shareholders in April 2015. We refer to this as our LTIP.

Our Option Schemes and LTIP each terminates on the tenth anniversary of their adoption. Each may also be terminated by its board of directors at any time. Any termination of a scheme is without prejudice to the awards outstanding at such time. Options are no longer being granted under the 2005 Option Scheme and all outstanding awards granted under the 2005 Option Scheme have been fully exercised.

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

Restrictions on Grants. Under the Option Schemes, grants may not be made to independent non-executive directors. Furthermore, those grants may not be made to any of our employees or directors if such person is also a director, chief executive or substantial shareholder of any of our direct or indirect parent companies which is listed on a stock exchange or any of its associates without approval by the independent non-executive directors of such parent company (excluding any independent non-executive director who is a proposed grantee). In addition, approval by our shareholders and the shareholders of such listed parent company is required if an option grant under our Option Schemes is to be made to a substantial shareholder or independent non-executive director of a listed parent company or any of its associates and, upon exercise of such grant and any other grants made during the prior 12-month period to that shareholder, that individual would receive an amount of our ordinary shares equal or greater than 0.1% of our total outstanding shares or with an aggregate value in excess of HK$5 million (equivalent to $0.6 million as of December 31, 2023).

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

Outstanding Awards and Grants of Awards

Share options outstanding under the 2005 Option Scheme

The 2005 Option Scheme expired in 2016, and no further share options can be granted under it. Furthermore, all outstanding share options granted thereunder have been fully exercised in 2023.

Share options outstanding and grants made in 2023 under the 2015 Option Scheme

As of December 31, 2023, options to purchase an aggregate of 29,536,655 ordinary shares, representing approximately 3.4% of our outstanding share capital, at a weighted average exercise price of £3.59 ($4.57) per ordinary share and an expiration date of 10 years from the respective date of grant remained outstanding under the 2015 Option Scheme. In the year ended December 31, 2023, we granted options to purchase an aggregate of 1,221,900 ordinary shares, representing approximately 0.1% of our outstanding share capital, at an exercise price of £1.96 ($2.50) per share under the 2015 Option Scheme. For the share options granted to Weiguo Su in 2022, the exercise of the share options is conditional upon the fulfilment of certain performance targets relating to the Group over the financial year of 2022 to 2024. Vesting will occur two business days after the date of announcement of the annual results of the Company for the financial year ending December 31, 2024. The other options vest in equal instalments of 25% over a four-year period.

Grants and vesting of LTIPs

In the year ended December 31, 2023, we granted performance based awards under our LTIP to two of our executive directors and 839 employees, giving them a conditional right to receive ordinary shares to be purchased by the third-party trustee up to an aggregate maximum cash amount of $54,935,768. These awards are related to the achievement of performance targets and will vest two business days after the date of the announcement of our annual results for the financial year 2025. For additional information on LTIP awards held by our executive officers, please see “B. Compensation—Executive Officer Compensation—Long-Term Incentive Compensation.” For additional information on LTIP awards to our directors, please see “B. Compensation—Director Compensation.”

Vesting of our LTIP awards will also depend upon the award holder’s continued employment or continued service on our board, as the case may be.

In the year ended December 31, 2023, an aggregate of 876,557 ADSs were given to award holders upon the vesting of performance based LTIP awards, and 66,284 ADSs were given to award holders upon the vesting of non-performance based LTIP awards.

C.   Board Practices.

Our board of directors consists of nine directors including three executive directors, three non-executive directors and three independent non-executive directors. Pursuant to a relationship agreement dated April 21, 2006, and amended and restated on June 13, 2019, by and between our company and Hutchison Whampoa (China) Limited, a parent company of Hutchison Healthcare Holdings Limited, or the Relationship Agreement, our board of directors must consist of at least one director who is independent of the CK Hutchison group if Hutchison Whampoa (China) Limited is entitled to cast at least 50% votes eligible to be cast on a poll vote at a general meeting of our company. The Relationship Agreement will continue in effect until our ordinary shares cease to be traded on the AIM market or the CK Hutchison group individually or collectively ceases to hold at least 30% of our shares.

Under the Articles of Association, our directors are subject to retirement at an annual general meeting at least once every three years and hold office until such time as they wish to retire and not offer themselves up for re-election, are not re-elected by the shareholders, or are removed from office by ordinary resolution at a general meeting of the shareholders. Under our Articles of Association, a director will be vacated if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; or (ii) becomes of unsound mind. For information regarding the period during which our officers and directors have served in their respective positions, please see Item 6.A. “Directors and Senior Management.”

Board Committees

Our board of directors has established an audit committee, remuneration committee, technical committee, nomination committee and sustainability committee.

Audit Committee

Our audit committee consists of Graeme Allan Jack, Paul Rutherford Carter and Mok Shu Kam, Tony, with Graeme Allan Jack serving as chairman of the committee. Graeme Allan Jack, Paul Rutherford Carter and Mok Shu Kam, Tony each meets the independence requirements under the rules of the Nasdaq Stock Market and under Rule 10A-3 under the Exchange Act. We have determined that Graeme Allan Jack is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market.

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

Technical Committee

Our technical committee consists of Mok Shu Kam, Tony, Paul Rutherford Carter, To Chi Keung, Simon and Weiguo Su, with Mok Shu Kam, Tony serving as chairman of the committee. The technical committee’s responsibility is to consider, from time to time, matters relating to the technical aspects of the research and development activities of our Oncology/Immunology operations. It invites such executives as it deems appropriate to participate in meetings from time to time.

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

Hong Kong Corporate Governance Code

Following the listing on the SEHK on June 30, 2021, our board of directors has adopted the Corporate Governance Code (“Hong Kong Corporate Governance Code”) contained in Appendix C1 of the Rules Governing the Listing of Securities on SEHK in replacement of the U.K. Corporate Governance Code 2018 and is in compliance with all code provisions of the Hong Kong Corporate Governance Code.

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

D.    Employees.

As of December 31, 2021, 2022 and 2023, we had 1,759, 2,025 and 1,988 full-time employees, respectively. None of our employees are represented by labor unions or covered by collective bargaining agreements. The number of employees by function as of the end of the period for our fiscal years ended December 31, 2021, 2022 and 2023 was as follows:

	2023	2022	2021
By Function:
Oncology/Immunology	960	1,022	891
Other Ventures	987	960	820
Corporate Head Office	41	43	48
Total	1,988	2,025	1,759

As of December 31, 2023, a total of 125 employees on our Oncology/Immunology research and development team have M.D. or Ph.D. degrees. Additionally, our Other Ventures joint venture Shanghai Hutchison Pharmaceuticals employed a total of 3,005 full time employees as of December 31, 2023, and such employees are represented by labor unions and covered by collective bargaining agreements. To date, we have not experienced any strikes, labor disputes or industrial actions which had or would have a material effect on our business, and consider our relations with the union and employees to be good.

We recognize the importance of high-quality employees in sustaining market leadership. Salary and benefits are kept at competitive levels, while individual performance is rewarded within the general framework of the salary, bonus and incentive system of our company, which is reviewed annually. Employees are provided with a wide range of benefits that include medical coverage, provident funds and retirement plans and long service awards. We stress the importance of staff development and provides training programs on an ongoing basis. Employees are also encouraged to play an active role in community care activities.

E.    Share Ownership.

See Item 6.B. “Compensation” and Item 7 “Major Shareholders and Related Party Transactions.”

F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders.

We had 871,256,270 ordinary shares outstanding as of February 15, 2024. The following table and accompanying footnotes set forth information relating to the beneficial ownership of our ordinary shares as of February 15, 2024 by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
●	each of our directors; and
●	each of our named executive officers.

Our major shareholders do not have voting rights that are different from our shareholders in general. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 15, 2024, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Number of
	Number of	American
	Ordinary	Depositary	Percent of Issued
Name of beneficial owner	Share held	Share held	Share Capital**
Executive Officers and Directors:
Weiguo SU	*	*	*
CHENG Chig Fung, Johnny	*	*	*
TO Chi Keung, Simon	*	*	*
Edith SHIH	*	*	*
Dan ELDAR	*	*	*
Ling YANG	—	—	—
MOK Shu Kam, Tony	—	*	*
Paul Rutherford CARTER	*	*	*
Graeme Allan JACK	—	*	*
Michael Ming SHI	—	*	*
Karen Jane ATKIN	—	*	*
Zhenping WU	*	*	*
Mark Kin Hung LEE	*	*	*
May Qingmei WANG	*	*	*
Hong CHEN	*	*	*
Charles George Rupert NIXON	*	*	*
All Executive Officers and Directors as a Group	12,288,882	1,525,217	2.3%
Principal Shareholders:
Hutchison Healthcare Holdings Limited(1)	332,478,770	—	38.2%

*	Less than 1% of our total outstanding ordinary shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 871,256,270 ordinary shares outstanding as of February 15, 2024, and (ii) the number of ordinary shares or ADSs underlying share options held by such person or group that are exercisable within 60 days of February 15, 2024.

(1)	Hutchison Healthcare Holdings Limited, a British Virgin Islands company, is an indirect wholly owned subsidiary of CK Hutchison, a company incorporated in the Cayman Islands and listed on The Hong Kong Stock Exchange. The registered address of Hutchison Healthcare Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

As of February 15, 2024, based on public filings with the SEC, AIM and SEHK, there are no other major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares except as described above. As of February 15, 2024, there were three ordinary shareholders of record with an address in the United States. Deutsche Bank Trust Company America, as depositary of our ADS program, held 107,984,025 ordinary shares as of that date in the name of DB London (Investors Services) Nominees Limited.

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

Products sold to group companies of CK Hutchison

We have entered into agreements with members of the CK Hutchison group, including the retail grocery and pharmacy chains PARKnSHOP and Watsons which are owned and operated by the A.S. Watson Group, an indirect subsidiary of CK Hutchison, in respect of the distribution of certain of our consumer health products. For the year ended December 31, 2023, sales of our products to members of the CK Hutchison group amounted to $1.9 million (amounts covered from January until divestment of Hutchison Hain Organic on December 7, 2023). In addition, for the year ended December 31, 2023, we paid approximately $0.2 million (amounts covered from January until divestment of Hutchison Hain Organic on December 7, 2023) to members of the CK Hutchison group for the provision of marketing services associated with these products. Our sales to CK Hutchison group companies are made pursuant to purchase orders issued by each purchaser periodically, the terms of which are on an arm’s length basis on normal commercial terms. Following the disposal of the Group’s 100% interest in Hutchison Hain Organic and 100% interest in HUTCHMED Science Nutrition, the aforementioned agreements were terminated in December 2023.

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

Hutchison Whampoa Enterprises Limited may terminate the Brand License Agreement (or any sub-license) if, among other things, we commit a material breach of the agreement, or within any twelve-month period aggregate direct or indirect shareholding in our company held by CK Hutchison, our indirect shareholder, is reduced to less than 35%, 30% or 20%. On termination of the Brand License Agreement, we (and any sub-licensees) must immediately cease using the brands and are obliged to withdraw from the sale of any products bearing the brands; provided that if the agreement is terminated following a change in CK Hutchison’s aggregate direct or indirect shareholding in our company, we will have a six-month transitional period during which we can continue to use the licensed rights.

On December 21, 2023, the brand license royalty agreement with Hutchison Whampoa Enterprises Limited was renewed with effect from January 1, 2024 for a period of three years up to and including December 31, 2026, pursuant to which we will pay an annual fee of HK$12 million (up to an aggregate royalty payable of no more than HK$120 million) in consideration of the grant of the royalty-free right to use the trademarks owned by Hutchison Whampoa Enterprises Limited to Hutchison Baiyunshan and HBYS JV companies upon the completion of the disposal of shareholding interest in Hutchison Baiyunshan.

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

Any amount unpaid after 30 days accrues interest at the rate of 1.5% per annum. In the year ended December 31, 2023, we paid a management fee of approximately $1.0 million under the Services Agreement. As of December 31, 2023, we had $0.5 million in unpaid fees outstanding to Hutchison Whampoa (China) Limited.

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

E.    Taxation.

The following is a general summary of certain PRC, Hong Kong, Cayman Islands and U.S. federal income tax consequences relevant to the acquisition, ownership and disposition of our ADSs. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular individual. The discussion is based on laws and relevant interpretations thereof in effect as of February 27, 2024, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the PRC, Hong Kong, the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

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

Hong Kong Taxation

Profits Tax

HUTCHMED (China) Limited is a Hong Kong tax resident. Hong Kong tax residents are subject to Hong Kong Profits Tax in respect of profits arising in or derived from Hong Kong at the current rate of 16.5% (except portions eligible for the two-tiered profits tax as discussed above). Dividend income earned by a Hong Kong tax resident is generally not subject to Hong Kong Profits Tax. To keep in line with reform of foreign-sourced income regime, the Inland Revenue (Amendment) (Taxation on Foreign-sourced Disposal Gains) Ordinance 2023 (the 2023 Amendment Ordinance) was enacted on 8 December 2023 with a view to bringing the regime into force from 1 January 2024. The scope of assets covered for foreign sourced disposal gains is expanded to cover all types of property.

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

This summary does not purport to consider all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances, including the possible effect of the special tax accounting rules under Section 451 of the Code, or alternative minimum or Medicare contribution tax consequences. In addition, it does not address aspects of U.S. federal income taxation that may be applicable to U.S. Holders subject to special rules, including:

●	banks or other financial institutions;
●	insurance companies;
●	real estate investment trusts;
●	regulated investment companies;
●	grantor trusts;
●	tax-exempt organizations, “individual retirement accounts or “Roth IRAs”;
●	partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) or S corporations holding our ordinary shares or ADSs, and their partners or shareholders;
●	dealers or electing traders in securities that use a mark-to-market method of tax accounting;

●	persons whose functional currency is not the U.S. dollar;
●	persons that acquired ordinary shares or ADSs as compensation;
●	persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.
●	persons holding our ordinary shares or ADSs as part of a straddle, integrated or similar transaction for U.S. federal income tax purposes; or
●	direct, indirect or constructive owners of 10% or more of our equity (by vote or value).

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

As described in Item 8. “Financial Information—A.8 Dividend Policy” above, we do not currently anticipate paying any distributions on our ordinary shares or ADSs in the foreseeable future. However, to the extent there are any distributions made with respect to our ordinary shares or ADSs, the gross amount of any such distribution (including withheld taxes, if any) made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs, as applicable, and thereafter as capital gain. However, because we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles, U.S. Holders should expect that distributions paid with respect to our ordinary shares or ADSs will be reported as dividends. Dividends paid to corporate U.S. Holders will not qualify for the dividends received deduction that may otherwise be allowed under the Code.

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

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of U.S. federal income taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (1) its ordinary shares (or ADSs backed by ordinary shares) are readily tradable on an established securities market in the United States or (2) it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. We are not eligible for the benefits of any U.S. income tax treaty. However, because our ADSs are listed on the Nasdaq, a non-corporate U.S. Holder of ADSs may be eligible for the preferential tax rates on dividends, subject to applicable limitations (including a minimum holding period and other requirements) and provided that we are not a PFIC (and are not treated as a PFIC with respect to the U.S. Holder) for the taxable year of distribution of the preceding taxable year.

For purposes of the foreign tax credit rules, dividends will be treated as foreign-source income. As described in “—Taxation in the PRC” above, if we are deemed to be a “resident enterprise” under PRC tax law, U.S. Holders may be subject to PRC withholding taxes on dividends paid by us. In that case, subject to certain conditions and limitations and the discussion below regarding the impact of certain Treasury regulations, such PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the U.S.-PRC Tax Treaty for U.S. Holders eligible for the benefits of the U.S.-PRC Tax Treaty) generally will be eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. The U.S. foreign tax credit rules are complex. For example, under Treasury regulations, in the absence of an election to apply the benefits of an applicable income tax treaty, in order to be creditable, non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. The IRS released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). A U.S. Holder that is not entitled, or does not elect, to claim a foreign tax credit for PRC tax withheld may instead be eligible to claim a deduction in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes and subject to other applicable limitations. U.S. Holders should consult their tax advisors regarding the foreign tax credit and deduction rules in light of their particular circumstances.

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

As described in “—Taxation in the PRC” above, if we are deemed to be a “resident enterprise” under PRC tax law, any gain on the sale of ordinary shares or ADSs may be subject to PRC taxes. Under the Code, capital gains of U.S. persons generally are treated as U.S.-source income. However, if a U.S. Holder is eligible for the benefits of the U.S.-PRC Tax Treaty, the holder may be able to elect to treat such disposition gain as PRC-source gain under the U.S.-PRC Tax Treaty for U.S. foreign tax credit purposes and claim a foreign tax credit in respect of PRC taxes on such gains. A U.S. Holder will be eligible for U.S.-PRC Tax Treaty benefits if (for the purposes of the treaty) such holder is a resident of the United States and satisfies the “limitations of benefits” requirements specified in the U.S.-PRC Tax Treaty. Because the determination of treaty benefit eligibility is fact-intensive and depends upon a U.S. Holder’s particular circumstances, U.S. Holders should consult their tax advisors regarding their eligibility for the U.S.-PRC Tax Treaty benefits. Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ordinary shares or ADSs if a U.S. Holder is not eligible for, or does not elect to apply the benefits of, the U.S.-PRC Tax Treaty. As discussed above under “—Taxation of Dividends,” the IRS released notices that provide relief from certain of these Treasury regulations’ provisions (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit a U.S. Holder from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude a U.S. Holder from claiming a foreign tax credit. If PRC taxes (if any) on disposition gains are not creditable, they may be deductible or reduce the amount realized on the disposition. An election to deduct creditable non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the taxable year. The rules governing foreign tax credits and the deductibility of non-U.S. taxes are complex. U.S. Holders are also encouraged to consult their tax advisors regarding the tax consequences in the event PRC tax is imposed on a disposition of ordinary shares or ADSs, including the U.S.-PRC Tax Treaty’s resourcing rule, any reporting requirements with respect to a treaty-based return position and the creditability or deductibility of any non-U.S. tax on disposition gains in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Considerations

Status as a PFIC. The rules governing PFICs can result in adverse U.S. federal income tax consequences to U.S. Holders. We generally will be a PFIC for U.S. federal income tax purposes if, for any taxable year, either: (1) 75% or more of our gross income consists of certain types of passive income, or (2) 50% or more of the average value of our assets (generally determined on a quarterly basis) consists of our assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties treated under the PFIC rules as derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, the non-U.S. corporation is treated for the purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. Ownership stakes of less-than-25% (by value) in other corporations are treated as passive assets. Cash and cash equivalents are generally treated as passive assets. Goodwill is generally treated as an active asset to the extent associated with activities that generate non-passive income.

Based on the composition of our income and assets and the estimated average value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our taxable year ended December 31, 2023. However, our PFIC status is a factual determination that is made on an annual basis and depends on particular facts and circumstances (such as the value of our assets, including goodwill and other intangible assets). We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status depends primarily on the average value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Therefore, if our market capitalization declines we may be or become a PFIC. In addition, there is uncertainty as to how to apply the PFIC rules for purposes of classifying certain of our income and assets as active or passive. Furthermore, the proportionate value of our passive assets may increase over time if the value of our ownership stake in any other company in which we own less than 25% (by value) increase. In light of the foregoing, no assurance can be provided that we were not, or will not be, a PFIC for any taxable year.

U.S. federal income tax treatment of a shareholder of a PFIC generally. If we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares or ADSs, the U.S. Holder, absent certain elections, generally will be subject to adverse rules (regardless of whether we continue to be a PFIC) with respect to (1) any “excess distributions” (generally, the extent that any distributions received by the U.S. Holder on its ordinary shares or ADSs in a taxable year exceed 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period) and (2) any gain realized on the sale or other disposition, including, in certain cases, a pledge of such ordinary shares or ADSs.

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

If we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares or ADSs, we generally will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, even if we cease to meet the threshold requirements for PFIC status described above, unless the U.S. Holder makes a timely “deemed sale election.” If we are a PFIC for any taxable year and then cease to be a PFIC, a U.S. Holder may make a “deemed sale election” to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s ordinary shares or ADSs on the last day of our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election would then cease to be treated as owning stock in a PFIC if we cease to be a PFIC for subsequent taxable years. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above and loss would not be recognized.

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

PFIC “mark-to-market” election. In certain circumstances, a holder of “marketable stock” of a PFIC will be subject to tax consequences different that those described above by making a timely mark-to-market election with respect to such stock. For the purposes of these rules “marketable stock” is generally stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange.” Nasdaq, on which the ADSs are listed, is a “qualified exchange” for this purpose. A non-U.S. exchange is a “qualified exchange” if it is regulated by a governmental authority in the jurisdiction in which the exchange is located and with respect to which certain other requirements are met. The IRS has not identified specific non-U.S. exchanges that are “qualified” for this purpose.

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

If we are a PFIC for any taxable year during a U.S. Holder’s holding period prior to the first taxable year with respect to which the U.S. Holder made a mark-to-market election, the general PFIC rules described above under “—U.S. federal income tax treatment of a shareholder of a PFIC generally” will apply with respect to the excess of the fair market value of the ADSs or ordinary shares at the end of that first taxable year over the U.S. Holder’s tax basis in the ADSs or ordinary shares. Otherwise, a timely mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

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

Certain U.S. Holders of specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold may be required to report information relating to their holding of ordinary shares or ADSs, subject to certain exceptions (including an exception for securities held in accounts maintained by certain financial institutions) with their tax returns for each year in which they hold such interests. U.S. Holders should consult their own tax advisors regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of our ordinary shares or ADSs.

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

Interest Rate Risk

We have no significant interest-bearing assets except for bank deposits. Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk. We have not used any interest rate swaps to hedge our exposure to interest rate risk. We have performed sensitivity analysis for the effects on our results for the year from changes in interest rates on floating rate borrowings. The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant. According to the analysis, the impact on our results of a 1.0% interest rate shift would be a maximum increase/decrease of $0.1 million for the year ended December 31, 2023.

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

ITEM 15. CONTROLS AND PROCEDURES

A.    Evaluation of Disclosure Controls and Procedures.

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure. Based on such evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

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

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

C.    Attestation Report of the Independent Registered Public Accounting Firm.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP (“PricewaterhouseCoopers Zhong Tian”), has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears in this annual report.

D.    Changes in Internal Control over Financial Reporting.

There were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2023 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Our audit committee consists of Graeme Allan Jack, Paul Rutherford Carter and Mok Shu Kam, Tony, with Graeme Allan Jack serving as chairman of the committee. Graeme Allan Jack, Paul Rutherford Carter and Mok Shu Kam, Tony each meet the independence requirements under the rules of the Nasdaq Stock Market and under Rule 10A-3 under the Exchange Act. We have determined that Graeme Allan Jack is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. For information relating to qualifications and experience of each audit committee member, see Item 6. “Directors, Senior Management and Employees.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian, our principal external auditors, for certain services rendered to our company, including some of our subsidiaries and joint ventures, during 2023 and 2022.

	Year ended
	December 31,
	2023	2022

	($’000)
Audit fees(1)	2,682	2,200
Tax fees(2)	189	337
Total(3)	2,871	2,537

Notes:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual financial statements and review of our interim financial statements.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for tax compliance and tax advice.

(3)	The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled approximately $52,000 and $68,000 in 2022 and 2023, respectively.

Audit Committee Pre-approval Policies and Procedures

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services related to our company provided by PricewaterhouseCoopers Zhong Tian, our principal external auditors, listed above have been approved by the audit committee.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not Applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is designed based on N.I.S.T cybersecurity framework. This framework includes steps for (a) identifying cybersecurity threats, assessing the severity, identifying the source and whether the threat is associated with a third-party service provider; (b) reporting material cybersecurity incidents to management and our board of directors; (c) implementing safeguards, countermeasures and mitigation strategies; and (d) remediation and restoration of the affected systems. Our cybersecurity team also engages third-party security experts for defense protection capability assessment and system enhancements. In addition, our cybersecurity team provides training to all employees annually.

Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the audit committee of the board of directors. The audit committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit committee also reports material cybersecurity risks to our full board of directors.

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of an IT Working Group established by the audit committee consisting currently of Dr. Dan Eldar, a Non- Executive Director, Mr. James Lai, Head of Corporate Internal Audit for CKHH, and Mr. Cheng Chig Fung, Johnny, Chief Financial Officer and Executive Director, who receive reports from our cybersecurity team led by the Head of IT and Security and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents.

Our Head of IT and Security and dedicated IT personnel are experienced information systems security professionals and information security managers with more than 15 years of relevant experience. The IT Working Group regularly updates the audit committee on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provides cybersecurity reports quarterly that cover, among other topics, third-party assessments of the company’s cybersecurity programs, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors – We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively” in this annual report.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the consolidated financial statements of our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, are included at the end of this annual report.

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
4.1

Amended and Restated License and Collaboration Agreement by and between HUTCHMED Limited (formerly known as Hutchison MediPharma Limited) and AstraZeneca AB (publ) dated as of December 7, 2020 (incorporated by reference to Exhibit 4.1 to our annual report on Form 20-F filed with the SEC on March 4, 2021)

4.2+

Amendment to the Amended and Restated License and Collaboration Agreement by and between HUTCHMED Limited and AstraZeneca AB (publ) dated as of November 29, 2021 (incorporated by reference to Exhibit 4.2 to our annual report on Form 20-F filed with the SEC on March 3, 2022)

4.3

Amended and Restated Exclusive License and Collaboration Agreement by and HUTCHMED Limited, Eli Lilly Trading (Shanghai) Company Limited and HUTCHMED (China) Limited dated as of October 8, 2013 (incorporated by reference to Exhibit 4.2 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.4

First Amendment to the Amended and Restated Exclusive License and Collaboration Agreement by and among Lilly (Shanghai) Management Company Limited, HUTCHMED Limited and HUTCHMED (China) Limited dated as of December 18, 2018 (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F filed with the SEC on March 11, 2019)

4.5

English translation of Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment Limited (formerly Hutchison Chinese Medicine (Shanghai) Investment Limited) dated as of January 6, 2001 (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.6

English translation of First Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment Limited dated as of July 12, 2001 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.7

English translation of Second Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment (HK) Limited dated as of November 5, 2007 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.8

English translation of Third Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment (HK) Limited dated as of June 19, 2012 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.9

English translation of Fourth Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai HUTCHMED Investment (HK) Limited dated as of March 8, 2013 (incorporated by reference to Exhibit 4.10 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.10

English translation of Sino-Foreign Joint Venture Contract by and between Sinopharm Group Co. Ltd. and Hutchison Chinese Medicine GSP (HK) Holdings Limited dated as of December 18, 2013 (incorporated by reference to Exhibit 4.11 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.11

Form of Executive Employment Agreement for HUTCHMED Group (HK) Limited executive officers (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.12

English translation of Form of Executive Employment Agreement for HUTCHMED Limited executive officers (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.13

Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.14

Second Amendment to the Amended and Restated Exclusive License and Collaboration Agreement by and among Lilly (Shanghai) Management Company Limited, HUTCHMED Limited and HUTCHMED (China) Limited dated as of July 28, 2020 (incorporated by reference to Exhibit 4.14 to our annual report on Form 20-F filed with the SEC on March 4, 2021)

4.15+

License Agreement by and among Epizyme, Inc. and Hutchison China MediTech Investment Limited (now known as HUTCHMED Group Investment Limited) dated as of August 7, 2021 (incorporated by reference to Exhibit 4.15 to our annual report on Form 20-F filed with the SEC on March 3, 2022)

4.16+

License Agreement by and among Takeda Pharmaceuticals International AG, HUTCHMED (China) Limited and HUTCHMED Limited dated as of January 23, 2023 (incorporated by reference to Exhibit 4.16 to our annual report on Form 20 – F filed with the SEC on February 28, 2023)

8.1*	List of Significant Subsidiaries of the Company
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1†	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2†	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered accounting firm, regarding the consolidated financial statements of HUTCHMED (China) Limited
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent accountants, regarding the consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited
15.3*	Consent of Conyers Dill & Pearman
15.4*	HUTCHMED (China) Limited Compensation Clawback Policy
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definitions Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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
Date: February 28, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HUTCHMED (China) Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of HUTCHMED (China) Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allocation of transaction price in relation to the license and collaboration agreement with Takeda Pharmaceuticals International AG

As described in Note 18 to the consolidated financial statements, the Company and Takeda Pharmaceuticals International AG entered into an exclusive out-licensing agreement (the “Takeda Agreement”) to further the global development, commercialization and manufacturing of Fruquintinib, under the brand name of Fruzaqla, in territories outside of Mainland China, Hong Kong and Macau (the “Territory”), which resulted in the recognition of US$278.9 million of licensing revenue, US$9.8 million of revenue from manufacturing supply, US$62.4 million of research and development services revenue and US$2.1 million of royalties revenue for the year ended December 31, 2023. The Company evaluated the Takeda Agreement under ASC 606, Revenue from Contracts with Customers (“ASC 606”) and identified three material performance obligations within the arrangement: 1) the licenses for the development and commercialization of Fruquintinib in the Territory and the manufacture of Fruquintinib for use in the Territory (“License obligation”); 2) manufacturing supply of Fruquintinib to support the development and commercialization activities in the Territory (“Manufacturing supply obligation”); and 3) services for research and development of ongoing clinical trials, regulatory submissions and manufacturing technology transfer (“Services obligation”). The standalone selling price of the License obligation and Manufacturing supply obligation are determined using a discounted cash flow method based on the probability-weighted present value of forecasted cash flows associated with out-licensing Fruquintinib in the Territory. The standalone selling price of the Services obligation is determined using a cost plus margin approach based on the present value of estimated future services costs plus a reasonable margin. Management exercises significant estimates and judgments in determining the standalone selling prices for each performance obligation identified and allocates the transaction price to each performance obligation based on the relative standalone selling prices.

The principal considerations for our determination that performing procedures relating to the allocation of transaction price in relation to the Takeda Agreement is a critical audit matter are the significant estimates and judgments by management involved in determining the standalone selling prices for each performance obligation identified, which will affect the timing and amount of revenue recognized for each performance obligation. The estimates of standalone selling price involved management’s key assumptions such as forecasted revenue, probabilities of regulatory approvals, estimated future service costs, margin rates and discount rates. These significant assumptions are subject to a high degree of estimation uncertainty and could be affected by future economic, regulatory and market conditions, which in turn led to a high degree of auditor judgment and significant audit effort in evaluating the audit evidence related to management’s significant assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to how management formulated the accounting estimates and assumptions involved in determining the standalone selling prices for each performance obligations identified, and the resulting allocation of transaction price to each performance obligation in the Takeda Agreement. The procedures also included, among others, testing management’s process of allocation of transaction price in relation to the Takeda Agreement, evaluating the valuation methodologies and the discount rates used by management to determine the standalone selling prices of the identified performance obligations with the assistance of our internal valuation specialists, assessing the capability of management’s expert, evaluating the reasonableness of the significant assumptions including forecasted revenue, probabilities of regulatory approvals, estimated future service costs and margin rates, by comparing these significant assumptions to industry, business and market data and information available from third-party sources,  evaluating the relevance and reasonableness of the underlying data used by management, and evaluating the sensitivity of the significant assumptions by assessing the changes to revenue recognition amounts for the year ended December 31, 2023 from changes in these assumptions.

Allowances for credit losses on accounts receivable, other receivables (except for prepayments) and amounts due from related parties

As described in Note 6 to the consolidated financial statements, as of December 31, 2023, the gross balance of accounts receivable was US$117.1 million and an allowance for credit losses of US$0.2 million was made. As described in Note 7 to the consolidated financial statements, as of December 31, 2023, the gross balance of other receivables was US$14.9 million which consisted of the balance of prepayments of US$7.1 million, and no allowance for credit losses was made. As described in Note 24 to the consolidated financial statements, as of December 31, 2023, the gross balance of amounts due from related parties was US$28.5 million, and no allowance for credit losses was made. The allowances for credit losses were made based on estimate of the current expected credit losses to be incurred over the expected life of these receivables.

The principal considerations for our determination that performing procedures relating to the allowances for credit losses on accounts receivable, other receivables (except for prepayments) and amounts due from related parties is a critical audit matter are the significant estimates and judgments by management when developing the current expected credit losses to be incurred over the expected life of these receivables, which in turn led to a high degree of auditor judgment and significant audit effort in evaluating the audit evidence related to management’s significant estimates and judgments, including portfolio groups of accounts receivable, other receivables (except for prepayments) and amounts due from related parties and estimated loss rates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s estimate of allowances for credit losses on accounts receivable, other receivables (except for prepayments) and amounts due from related parties. The procedures also included, among others, testing management’s process of developing the allowances for credit losses, testing the accuracy and completeness of the underlying data and the mathematical accuracy of the allowances for credit losses, evaluating the appropriateness of the model and methodology used by management, assessing the reasonableness of portfolio groups of the receivables used by management involved evaluating their credit risk characteristics, assessing the reasonableness of estimated loss rates used by management involved evaluating the historical default rates and application of forward-looking information, with the assistance of our internal valuation specialists.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

February 28, 2024

We have served as the Company’s auditor since 2021.

CONSOLIDATED FINANCIAL STATEMENTS

HUTCHMED (CHINA) LIMITED

CONSOLIDATED BALANCE SHEETS

(IN US$’000, EXCEPT SHARE DATA)

		December 31,
	Note	2023	2022
Assets
Current assets
Cash and cash equivalents	5	283,589	313,278
Short-term investments	5	602,747	317,718
Accounts receivable	6	116,894	97,988
Other receivables, prepayments and deposits	7	14,889	53,216
Amounts due from related parties	24	28,462	998
Inventories	8	50,258	56,690
Total current assets		1,096,839	839,888
Property, plant and equipment	9	99,727	75,947
Right-of-use assets	10	4,665	8,722
Deferred tax assets	25(ii)	15,456	15,366
Investments in equity investees	11	48,411	73,777
Other non-current assets		14,675	15,745
Total assets		1,279,773	1,029,445
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	12	36,327	71,115
Other payables, accruals and advance receipts	13	271,399	264,621
Short-term bank borrowings	14	31,155	—
Deferred revenue	18	57,639	13,347
Income tax payable	25(iii)	2,580	1,112
Lease liabilities	10	3,927	3,708
Total current liabilities		403,027	353,903
Lease liabilities, non-current portion	10	2,860	5,196
Deferred tax liabilities	25(ii)	1,484	2,710
Long-term bank borrowings	14	48,189	18,104
Deferred revenue, non-current portion	18	69,480	190
Other non-current liabilities		11,346	12,472
Total liabilities		536,386	392,575
Commitments and contingencies	15

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 871,256,270 and 864,775,340 shares issued at December 31, 2023 and 2022 respectively	16	87,126	86,478
Additional paid-in capital		1,522,447	1,497,273
Accumulated losses		(870,869)	(971,481)
Accumulated other comprehensive loss		(8,163)	(1,903)
Total Company’s shareholders’ equity		730,541	610,367
Non-controlling interests		12,846	26,503
Total shareholders’ equity		743,387	636,870
Total liabilities and shareholders’ equity		1,279,773	1,029,445

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN US$’000, EXCEPT SHARE AND PER SHARE DATA)

		Year Ended December 31,
	Note	2023	2022	2021
Revenue
Goods —third parties		388,924	314,329	266,199
—related parties	24(i)	8,264	5,293	4,256
Services —commercialization—third parties		48,608	41,275	27,428
—research and development—related parties	24(i)	481	507	525
—collaboration research and development—third parties		80,397	23,741	18,995
Other collaboration revenue
—royalties—third parties		32,470	26,310	15,064
—licensing—third parties		278,855	14,954	23,661
Total revenue	18	837,999	426,409	356,128
Operating expenses
Costs of good—third parties		(331,984)	(268,698)	(229,448)
Costs of good—related parties		(4,777)	(3,616)	(3,114)
Costs of service—commercialization—third parties		(47,686)	(38,789)	(25,672)
Research and development expenses	20	(302,001)	(386,893)	(299,086)
Selling expenses		(53,392)	(43,933)	(37,827)
Administrative expenses		(79,784)	(92,173)	(89,298)
Total operating expenses		(819,624)	(834,102)	(684,445)
		18,375	(407,693)	(328,317)
Gain on divestment of an equity investee	22	—	—	121,310
Other income/(expense)
Interest income	27	36,145	9,599	2,076
Other income	23	12,949	1,833	2,426
Interest expense	27	(759)	(652)	(592)
Other expense	23	(8,402)	(13,509)	(12,643)
Total other income/(expense)		39,933	(2,729)	(8,733)
Income/(loss) before income taxes and equity in earnings of equity investees		58,308	(410,422)	(215,740)
Income tax (expense)/benefit	25(i)	(4,509)	283	(11,918)
Equity in earnings of equity investees, net of tax	11	47,295	49,753	60,617
Net income/(loss)		101,094	(360,386)	(167,041)
Less: Net income attributable to non-controlling interests		(314)	(449)	(27,607)
Net income/(loss) attributable to the Company		100,780	(360,835)	(194,648)
Earnings/(losses) per share attributable to the Company (US$ per share)
—basic	26	0.12	(0.43)	(0.25)
—diluted	26	0.12	(0.43)	(0.25)
Number of shares used in per share calculation
—basic	26	849,654,296	847,143,540	792,684,524
—diluted	26	869,196,348	847,143,540	792,684,524

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(IN US$’000)

	Year Ended December 31,
	2023	2022	2021
Net income/(loss)	101,094	(360,386)	(167,041)
Other comprehensive (loss)/income
Foreign currency translation (loss)/gain	(6,592)	(8,469)	2,964
Total comprehensive income/(loss)	94,502	(368,855)	(164,077)
Less: Comprehensive loss/(income) attributable to non-controlling interests	39	545	(28,029)
Total comprehensive income/(loss) attributable to the Company	94,541	(368,310)	(192,106)

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN US$’000, EXCEPT SHARE DATA IN ’000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-	Total
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Shareholders’
	Number	Value	Capital	Losses	Income/(Loss)	Equity	Interests	Equity
As at January 1, 2021	727,722	72,772	822,458	(415,591)	4,477	484,116	34,833	518,949
Net (loss)/income	—	—	—	(194,648)	—	(194,648)	27,607	(167,041)
Issuance in relation to public offering	119,600	11,960	602,907	—	—	614,867	—	614,867
Issuance in relation to private investment in public equity	16,393	1,639	98,361	—	—	100,000	—	100,000
Issuance costs	—	—	(29,806)	—	—	(29,806)	—	(29,806)
Issuances in relation to share option exercises	816	82	2,370	—	—	2,452	—	2,452
Share-based compensation
Share options	—	—	16,339	—	—	16,339	26	16,365
Long-term incentive plan (“LTIP”)	—	—	19,808	—	—	19,808	70	19,878
	—	—	36,147	—	—	36,147	96	36,243
LTIP—treasury shares acquired and held by Trustee	—	—	(27,309)	—	—	(27,309)	—	(27,309)
Dividends declared to non-controlling shareholders of subsidiaries (Note 24 (iii))	—	—	—	—	—	—	(9,894)	(9,894)
Transfer between reserves	—	—	89	(89)	—	—	—	—
Divestment of an equity investee (Note 22)	—	—	(21)	—	(1,447)	(1,468)	(443)	(1,911)
Foreign currency translation adjustments	—	—	—	—	2,542	2,542	422	2,964
As at December 31, 2021	864,531	86,453	1,505,196	(610,328)	5,572	986,893	52,621	1,039,514
Net (loss)/income	—	—	—	(360,835)	—	(360,835)	449	(360,386)
Issuances in relation to share option exercises	244	25	149	—	—	174	—	174
Share-based compensation
Share options	—	—	6,724	—	—	6,724	12	6,736
LTIP	—	—	32,970	—	—	32,970	15	32,985
	—	—	39,694	—	—	39,694	27	39,721
LTIP—treasury shares acquired and held by Trustee (Note 17(ii))	—	—	(48,084)	—	—	(48,084)	—	(48,084)
Dividends declared to non-controlling shareholders of subsidiaries (Note 24 (iii))	—	—	—	—	—	—	(25,600)	(25,600)
Transfer between reserves	—	—	318	(318)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(7,475)	(7,475)	(994)	(8,469)
As at December 31, 2022	864,775	86,478	1,497,273	(971,481)	(1,903)	610,367	26,503	636,870
Net income	—	—	—	100,780	—	100,780	314	101,094
Issuances in relation to share option exercises	6,481	648	4,446	—	—	5,094	—	5,094
Share-based compensation
Share options	—	—	6,175	—	—	6,175	9	6,184
LTIP	—	—	23,619	—	—	23,619	(4)	23,615
	—	—	29,794	—	—	29,794	5	29,799
LTIP—treasury shares acquired and held by Trustee (Note 17(ii))	—	—	(9,071)	—	—	(9,071)	—	(9,071)
Dividends declared to non-controlling shareholders of subsidiaries (Note 24 (iii))	—	—	—	—	—	—	(9,068)	(9,068)
Transfer between reserves	—	—	168	(168)	—	—	—	—
Divestment of subsidiaries	—	—	(114)	—	(25)	(139)	(4,555)	(4,694)
Divestment of other equity investee	—	—	(49)	—	4	(45)	—	(45)
Foreign currency translation adjustments	—	—	—	—	(6,239)	(6,239)	(353)	(6,592)
As at December 31, 2023	871,256	87,126	1,522,447	(870,869)	(8,163)	730,541	12,846	743,387

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US$’000)

		Year Ended December 31,
	Note	2023	2022	2021
Net cash generated from/(used in) operating activities	28	219,258	(268,599)	(204,223)
Investing activities
Purchases of property, plant and equipment		(32,612)	(36,664)	(16,401)
Purchase of leasehold land		—	—	(355)
Refund of leasehold land deposit		—	—	930
Deposits in short-term investments		(1,627,875)	(1,202,013)	(1,355,976)
Proceeds from short-term investments		1,342,846	1,518,453	921,364
Purchase of a warrant	19	—	—	(15,000)
Dividend and proceeds received from divestment of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”)	22	29,495	16,488	159,118
Proceeds from divestment of other equity investee		—	324	—
Proceeds from divestment of subsidiaries	24(i)	5,103	—	—
Cash disposed from divestment of subsidiaries		(8,093)	—	—
Net cash (used in)/generated from investing activities		(291,136)	296,588	(306,320)
Financing activities
Proceeds from issuances of ordinary shares		5,094	174	717,319
Purchases of treasury shares	17(ii)	(9,071)	(48,084)	(27,309)
Dividends paid to non-controlling shareholders of subsidiaries	24(iii)	(9,068)	(25,600)	(9,894)
Repayment of loan to a non-controlling shareholder of a subsidiary		—	—	(579)
Proceeds from bank borrowings		61,705	17,753	—
Repayment of bank borrowings		—	(26,923)	—
Payment of issuance costs		—	(83)	(29,509)
Net cash generated from/(used in)financing activities		48,660	(82,763)	650,028
Net (decrease)/increase in cash and cash equivalents		(23,218)	(54,774)	139,485
Effect of exchange rate changes on cash and cash equivalents		(6,471)	(9,490)	2,427
		(29,689)	(64,264)	141,912
Cash and cash equivalents
Cash and cash equivalents at beginning of year		313,278	377,542	235,630
Cash and cash equivalents at end of year		283,589	313,278	377,542
Supplemental disclosure for cash flow information
Cash paid for interest		421	150	425
Cash paid for tax, net of refunds	25(iii)	3,728	18,891	5,014
Supplemental disclosure for non-cash activities
Increase in accrued capital expenditures		5,713	9,618	8,607
Vesting of treasury shares for LTIP	17(ii)	18,148	12,034	1,450

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Business

HUTCHMED (China) Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investee have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC, including Hong Kong and Macau. In addition, the Group has established international operations in the United States of America (the “U.S.”) and Europe.

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”) and the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”) are traded on the Nasdaq Global Select Market.

Liquidity

As at December 31, 2023, the Group had accumulated losses of US$870,869,000 primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at December 31, 2023, the Group had cash and cash equivalents of US$283,589,000, short-term investments of US$602,747,000 and unutilized bank borrowing facilities of US$68,069,000. Short-term investments comprised of bank deposits maturing over three months. The Group’s operating plan includes the continued receipt of dividends from an equity investee. Dividends received from Shanghai Hutchison Pharmaceuticals Limited (“SHPL”) for the years ended December 31, 2023, 2022 and 2021 were US$42,308,000, US$43,718,000 and US$49,872,000 respectively.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance date of the consolidated financial statements.

2. Particulars of Principal Subsidiaries and Equity Investee

		Equity interest
	Place of	attributable to
	establishment	the Group
	and	December 31,
Name	operations	2023	2022	Principal activities
Subsidiaries
HUTCHMED Limited	PRC	99.75%	99.75%	Research, development, manufacture and commercialization of pharmaceutical products
HUTCHMED International Corporation	U.S.	99.75%	99.75%	Provision of professional, scientific and technical support services
Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited (“HSPL”)	PRC	50.87%	50.87%	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Healthcare Limited	PRC	100%	100%	Manufacture and distribution of healthcare products
Hutchison Hain Organic (Hong Kong) Limited (“HHOHK”) (note)	Hong Kong	—%	50%	Wholesale and trading of healthcare and consumer products
HUTCHMED Science Nutrition Limited (“HSN”) (note)	Hong Kong	—%	100%	Wholesale and trading of healthcare and consumer products
Equity investee
SHPL	PRC	50%	50%	Manufacture and distribution of prescription drug products

Note: On December 7, 2023, the Group completed a transaction to divest its entire investment in HHOHK and HSN to Hutchison Whampoa (China) Limited, an indirect subsidiary of CK Hutchison Holdings Limited (“CK Hutchison”) (Note 24(i)).

3. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. When a subsidiary is deconsolidated from the date that control ceases, any gain or loss on the divestment of the interest sold is recognized in profit or loss. Amounts previously recognized in other comprehensive income/(loss) for the subsidiary are transferred to the consolidated statements of operations as part of the gain or loss on the divestment. All inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the U.S. (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.

Foreign Currency Translation

The Company’s presentation currency and functional currency is the U.S. dollar (“US$”). The financial statements of its subsidiaries with a functional currency other than the US$ have been translated into the Company’s presentation currency. All assets and liabilities of the subsidiaries are translated using year-end exchange rates and revenue and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in accumulated other comprehensive income /(loss) in shareholders’ equity.

Net foreign currency exchange gains/(losses) of US$8,661,000, (US$5,704,000) and US$1,671,000 were recorded in other income and expense in the consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021 respectively.

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

The Company’s ordinary shares are traded in the form of ordinary shares and ADS. Each ADS represents five ordinary shares.

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

LTIP

The Group recognizes the share-based compensation expense on the LTIP awards based on a fixed or determinable monetary amount on a straight-line basis for each annual tranche awarded over the requisite period. For LTIP awards with performance targets, prior to their determination date, the amount of LTIP awards that is expected to vest takes into consideration the achievement of the performance conditions and the extent to which the performance conditions are likely to be met. Performance conditions vary by awards, and may include targets for shareholder returns, financings, revenue, net income after taxes and the achievement of clinical, regulatory, business development and manufacturing milestones.

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

The Group’s contributions to defined contribution plans for the years ended December 31, 2023, 2022 and 2021 were US$11,708,000, US$11,795,000 and US$7,181,000 respectively.

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

Revenue from sales of goods is recognized when the customer takes possession of the goods. This usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenue is recorded net of provisions for sales discounts and returns.

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

The Group’s Oncology/Immunology reportable segment includes revenue generated from license and collaboration contracts, which generally contain multiple performance obligations including (1) the licenses to the development, commercialization and manufacture rights of a drug compound, (2) the research and development services for each specified treatment indication, and (3) other deliverables, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. The Group estimates the standalone selling prices based on the income approach and cost plus margin approach. Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using a percentage-of-completion method. The Group has determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenue is recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

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

The Group recognizes interest and penalties for income taxes, if any, under income tax payable on its consolidated balance sheets and under other expense in its consolidated statements of operations.

Earnings/(losses) per Share

Basic earnings/(losses) per share is computed by dividing net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Weighted average number of outstanding ordinary shares in issue excludes treasury shares.

Diluted earnings/(losses) per share is computed by dividing net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include ordinary shares and treasury shares issuable upon the exercise or settlement of share-based awards or warrants issued by the Company using the treasury stock method. The computation of diluted earnings/(losses) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief executive officer who is the Group’s chief operating decision maker. The chief operating decision maker reviews the Group’s internal reporting in order to assess performance and allocate resources.

Profit Appropriation and Statutory Reserves

The Group’s subsidiaries and equity investee established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the relevant laws and regulations established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion. For the Group’s equity investee, the amount of appropriations to these funds are made at the discretion of its respective board.

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

4. Fair Value Disclosures

Cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and other payables are carried at cost, which approximates fair value due to the short-term nature of these financial instruments. Bank borrowings are floating rate instruments and carried at amortized cost, which approximates fair values.

5. Cash and Cash Equivalents and Short-term Investments

	December 31,
	2023	2022

	(in US$’000)
Cash and Cash Equivalents
Cash at bank and on hand	129,968	178,326
Bank deposits maturing in three months or less	153,621	134,952
	283,589	313,278
Short-term Investments
Bank deposits maturing over three months (note)	602,747	317,718
	886,336	630,996

Note: The maturities for short-term investments ranged from 91 to 187 days and 91 to 99 days for the years ended December 31, 2023 and 2022 respectively.

Certain cash and bank balances denominated in RMB, US$ and UK Pound Sterling (“£”) were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government. Cash and cash equivalents and short-term investments were denominated in the following currencies:

	December 31,
	2023	2022

	(in US$’000)
US$	836,718	533,173
RMB	45,772	79,319
Hong Kong dollar (“HK$”)	3,114	16,721
	£713	1,370
Others	19	413
	886,336	630,996

6. Accounts Receivable

Accounts receivable from contracts with customers consisted of the following:

	December 31,
	2023	2022

	(in US$’000)
Accounts receivable—third parties	115,169	94,531
Accounts receivable—related parties (Note 24(ii))	1,896	3,517
Allowance for credit losses	(171)	(60)
Accounts receivable, net	116,894	97,988

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

An aging analysis for accounts receivable—third parties based on the relevant invoice dates is as follows:

	December 31,
	2023	2022

	(in US$’000)
Not later than 3 months	96,057	84,007
Between 3 months to 6 months	11,507	7,478
Between 6 months to 1 year	6,439	1,947
Later than 1 year	1,166	1,099
Accounts receivable—third parties	115,169	94,531

Movements on the allowance for credit losses:

	2023	2022	2021

	(in US$’000)
As at January 1	60	20	95
Increase in allowance for credit losses	141	150	16
Decrease in allowance due to subsequent collection	(16)	(107)	(92)
Exchange difference	(7)	(3)	1
Divestment of subsidiaries	(7)	—	—
As at December 31	171	60	20

7. Other receivables, prepayments and deposits

Other receivables, prepayments and deposits consisted of the following:

	December 31,
	2023	2022

	(in US$’000)
Prepayments	7,108	22,329
Interest receivables	2,936	807
Value-added tax receivables	2,166	1,491
Deposits	1,065	1,214
Dividend receivables (Note 22)	—	26,246
Others	1,614	1,129
	14,889	53,216

No allowance for credit losses has been made for other receivables, prepayments and deposits for the years ended December 31, 2023 and 2022.

8. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31,
	2023	2022

	(in US$’000)
Raw materials	26,784	27,392
Finished goods	23,474	29,298
	50,258	56,690

9. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2023	2,233	16,836	7,454	31,738	54,550	112,811
Additions	—	216	99	1,094	36,916	38,325
Disposals	—	—	(230)	(468)	—	(698)
Divestment of subsidiaries	—	(202)	—	(172)	—	(374)
Transfers	54,549	1,420	16,373	8,453	(80,795)	—
Exchange differences	(60)	(418)	(212)	(828)	(2,250)	(3,768)
As at December 31, 2023	56,722	17,852	23,484	39,817	8,421	146,296
Accumulated depreciation and impairment
As at January 1, 2023	1,753	13,282	2,670	19,159	—	36,864
Depreciation	565	1,824	1,008	4,491	—	7,888
Impairment	—	515	2,013	1,150	—	3,678
Disposals	—	—	(148)	(464)	—	(612)
Divestment of subsidiaries	—	(97)	—	(143)	—	(240)
Exchange differences	(48)	(356)	(80)	(525)	—	(1,009)
As at December 31, 2023	2,270	15,168	5,463	23,668	—	46,569
Net book value
As at December 31, 2023	54,452	2,684	18,021	16,149	8,421	99,727

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2022	2,432	17,828	5,987	27,957	19,970	74,174
Additions	—	171	541	4,945	40,625	46,282
Disposals	—	(1,105)	(2)	(529)	—	(1,636)
Transfers	—	1,336	1,412	1,637	(4,385)	—
Exchange differences	(199)	(1,394)	(484)	(2,272)	(1,660)	(6,009)
As at December 31, 2022	2,233	16,836	7,454	31,738	54,550	112,811
Accumulated depreciation
As at January 1, 2022	1,788	11,571	2,352	17,188	—	32,899
Depreciation	116	3,741	590	3,880	—	8,327
Disposals	—	(1,018)	(2)	(505)	—	(1,525)
Transfers	—	—	(56)	56	—	—
Exchange differences	(151)	(1,012)	(214)	(1,460)	—	(2,837)
As at December 31, 2022	1,753	13,282	2,670	19,159	—	36,864
Net book value
As at December 31, 2022	480	3,554	4,784	12,579	54,550	75,947

10. Leases

Leases consisted of the following:

	December 31,
	2023	2022

	(in US$’000)
Right‑of‑use assets
Offices	3,321	6,634
Factories	113	387
Warehouse (note)	1,061	1,500
Others	170	201
Total right‑of‑use assets	4,665	8,722
Lease liabilities, current portion	3,927	3,708
Lease liabilities, non‑current portion	2,860	5,196
Total lease liabilities	6,787	8,904

Note: Comprised of a warehouse in Suzhou that is leased through June 2026 in which the contract has a termination option with 3-month advance notice. The termination option was not recognized as part of the right-of-use asset and lease liability as it is uncertain that the Group will exercise such option.

Lease activities are summarized as follows:

	Year Ended December 31,
	2023	2022

	(in US$’000)
Lease expenses:
Short‑term leases with lease terms equal or less than 12 months	203	134
Leases with lease terms greater than 12 months	5,314	5,238
Impairment	2,088	—
	7,605	5,372
Cash paid on lease liabilities	5,461	5,212
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	3,429	2,689
Non-cash: Lease liabilities changed in relation to modifications and terminations	—	(499)

Lease contracts are typically within a period of 1 to 8 years. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2023 was 2.49 years and 2.92% respectively. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2022 was 3.24 years and 3.04% respectively.

Future lease payments are as follows:

December 31,
2023
(in US$’000)
Lease payments:
Not later than 1 year	4,042
Between 1 to 2 years	1,192
Between 2 to 3 years	919
Between 3 to 4 years	698
Between 4 to 5 years	124
Total lease payments	6,975
Less: Discount factor	(188)
Total lease liabilities	6,787

11. Investments in Equity Investees

Investments in equity investees consisted of the following:

	December 31,
	2023	2022

	(in US$’000)
SHPL	48,411	73,461
Other (note)	—	316
	48,411	73,777

Note: On April 13, 2023, the Group completed a transaction to divest its entire investment in a former equity investee to a third party.

The equity investees are private companies and there are no quoted market prices available for their shares.

Summarized financial information for the significant equity investees, SHPL and HBYS (divested in 2021), is as follows:

(i)	Summarized balance sheets

	SHPL
	December 31,
	2023	2022

	(in US$’000)
Current assets	201,025	214,267
Non-current assets	73,939	80,062
Current liabilities	(179,649)	(147,952)
Non-current liabilities	(3,687)	(4,944)
Net assets	91,628	141,433

(ii)	Summarized statements of operations

	SHPL			HBYS
				Period Ended
	Year Ended December 31,			September 28,
	2023	2022	2021	2021(note (a))

	(in US$’000)
Revenue	385,483	370,600	332,648	209,528
Gross profit	284,361	281,113	255,089	111,066
Interest income	754	980	1,216	205
Profit before taxation	112,488	116,454	105,325	36,715
Income tax expense (note (b))	(17,636)	(16,738)	(15,896)	(4,840)
Net income (note (c))	94,852	99,716	89,429	31,875
Non-controlling interests	—	—	—	(36)
Net income attributable to the shareholders of equity investee	94,852	99,716	89,429	31,839

Notes:

(a)	The summarized statement of operations for HBYS for the year ended December 31, 2021 includes the period when HBYS was the Group’s equity investee from January 1, 2021 to September 28, 2021, the completion date of the divestment. The Group has accounted for the investment in HBYS under the equity method up to September 28, 2021.
(b)	The main entity within the SHPL group has been granted the High and New Technology Enterprise (“HNTE”) status. Accordingly, the entity was eligible to use a preferential income tax rate of 15% for the years ended December 31, 2023, 2022 and 2021.
(c)	Net income is before elimination of unrealized profits on transactions with the Group. The amounts eliminated were approximately US$131,000, US$110,000 and US$36,000 for the years ended December 31, 2023, 2022 and 2021 respectively.

(iii)	Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	SHPL			HBYS
	2023	2022	2021	2021(note)

	(in US$’000)
Opening net assets after non-controlling interests as at January 1	141,433	145,741	152,714	119,424
Net income attributable to the shareholders of equity investee	94,852	99,716	89,429	31,839
Dividends declared	(146,974)	(87,436)	(99,744)	(106,159)
Other comprehensive income/(loss)	2,317	(16,588)	3,342	1,387
Closing net assets after non-controlling interests as at December 31/September 28	91,628	141,433	145,741	46,491
Group’s share of net assets	45,814	70,717	72,871	23,246
Goodwill	2,795	2,872	3,128	—
Elimination of unrealized profits on downstream sales	(198)	(128)	—	—
Divestment (Note 22)	—	—	—	(23,246)
Carrying amount of investments as at December 31	48,411	73,461	75,999	—

Note: The summarized financial information for HBYS for the year ended December 31, 2021 includes the period when HBYS was the Group’s equity investee from January 1, 2021 to September 28, 2021, the completion date of the divestment. The Group has accounted for the investment in HBYS under the equity method up to September 28, 2021.

SHPL had the following capital commitments:

December 31,
2023
(in US$’000)
Property, plant and equipment
Contracted but not provided for	376

12. Accounts Payable

	December 31,
	2023	2022

	(in US$’000)
Accounts payable	36,327	71,115

Substantially all accounts payable are denominated in RMB, EUR and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

An aging analysis based on the relevant invoice dates is as follows:

	December 31,
	2023	2022

	(in US$’000)
Not later than 3 months	33,233	60,553
Between 3 months to 6 months	1,058	7,216
Between 6 months to 1 year	941	2,137
Later than 1 year	1,095	1,209
	36,327	71,115

13. Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	December 31,
	2023	2022

	(in US$’000)
Accrued research and development expenses	153,737	156,134
Accrued salaries and benefits	45,048	42,442
Accrued capital expenditures	23,659	21,390
Accrued selling and marketing expenses	16,340	11,564
Accrued administrative and other general expenses	15,777	14,491
Amounts due to related parties (Note 24(ii))	2,162	2,101
Deposits	1,564	3,616
Deferred government grants	740	673
Others	12,372	12,210
	271,399	264,621

14. Bank Borrowings

Bank borrowings consisted of the following:

	December 31,
	2023	2022

	(in US$’000)
Current	31,155	—
Non-current	48,189	18,104
	79,344	18,104

The weighted average interest rate for outstanding bank borrowings for the years ended December 31, 2023 and 2022 was 3.41% per annum and 1.73% per annum respectively. The carrying amounts of the Group’s outstanding bank borrowings as at December 31, 2023 and 2022 were denominated in RMB.

(i)	Short-term working capital loan facility

In November 2023, a subsidiary entered into a short-term working capital loan facility with a bank in the amount of RMB300,000,000 (US$41,923,000) with an annual interest rate at the 1-year China Loan Prime Rate (“LPR”) less 0.95%. As at December 31, 2023, RMB222,941,000 (US$31,155,000) was drawn from the facility.

(ii)	10-year fixed asset loan facility

In October 2021, a subsidiary entered into a 10-year fixed asset loan facility agreement with the bank for the provision of a secured credit facility in the amount of RMB754,880,000 (US$105,490,000) with an annual interest rate at the 5-year China LPR less 0.8% (which was supplemented in June 2022) and interest payments commencing upon completion of the underlying construction in progress. This credit facility is guaranteed by the immediate holding company of the subsidiary and secured by the underlying leasehold land and buildings. As at December 31, 2023 and 2022, RMB344,840,000 (US$48,189,000) and RMB126,083,000 (US$18,104,000) were utilized from the fixed asset loan facility respectively. For the years ended December 31, 2023 and 2022, US$1,047,000 and US$110,000 were related to capitalized interest.

(iii)	1-year revolving loan facility

In May 2022, the Group through its subsidiary, entered into a 1-year revolving loan facility with a bank in the amount of HK$390,000,000 (US$50,000,000) with an interest rate at Hong Kong Interbank Offered Rate plus 0.5% per annum. This credit facility was guaranteed by the Company and expired in May 2023.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	December 31,
	2023	2022

	(in US$’000)
Not later than 1 year	31,155	—
Between 1 to 3 years	3,192	360
Between 3 to 4 years	2,872	839
Between 4 to 5 years	6,384	1,079
Later than 5 years	35,741	15,826
	79,344	18,104

As at December 31, 2023 and 2022, the Group had unutilized bank borrowing facilities of US$68,069,000 and US$140,289,000 respectively.

15. Commitments and Contingencies

The Group had the following capital commitments:

December 31,
2023
(in US$’000)
Property, plant and equipment
Contracted but not provided for	1,259

The Group does not have any other significant commitments or contingencies.

16. Ordinary Shares

As at December 31, 2023, the Company is authorized to issue 1,500,000,000 ordinary shares.

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

17. Share-based Compensation

(i)	Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on April 24, 2015 (as amended on April 27, 2020) (the “Hutchmed Share Option Scheme”). Pursuant to the Hutchmed Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

As at December 31, 2023, the aggregate number of shares issuable under the Hutchmed Share Option Scheme was 42,161,098 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 628,743,730 ordinary shares.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of ten years from the date of grant.

A summary of the Company’s share option activity and related information is as follows:

			Weighted average
		Weighted average	remaining	Aggregate
	Number of	exercise price in	contractual life	intrinsic value
	share options	US$ per share	(years)	(in US$’000)
Outstanding at January 1, 2022	37,190,590	4.88	7.04	82,377
Granted (note)	7,680,820	2.26
Exercised	(244,490)	1.98
Cancelled	(3,849,905)	5.19
Expired	(1,255,620)	5.66
Outstanding at December 31, 2022	39,521,395	4.34	6.55	11,525
Granted	1,221,900	2.50
Exercised	(6,480,930)	2.30
Cancelled	(2,832,340)	4.61
Expired	(1,893,370)	5.55
Outstanding at December 31, 2023	29,536,655	4.57	6.67	9,924
Vested and exercisable at December 31, 2022	21,113,285	4.57	4.80	6,288
Vested and exercisable at December 31, 2023	18,198,170	5.10	5.91	1,753

Note: Includes 861,220 share options (represented by 172,244 ADS) granted to an executive director in May 2022 where the number of share options exercisable is subject to a performance target based on a market condition covering the 3-year period from 2022 to 2024 which has been reflected in estimating the grant date fair value. The grant date fair value of such awards is US$0.24 per share using the Polynomial model. Vesting of such award will occur in March 2025 if the performance target based on a market condition is met.

In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Year Ended December 31,
	2023	2022
Weighted average grant date fair value of share options (in US$ per share)	1.14	0.85
Significant inputs into the valuation model (weighted average):
Exercise price (in US$ per share)	2.50	2.26
Share price at effective date of grant (in US$ per share)	2.50	2.22
Expected volatility (note (a))	53.3%	46.7%
Risk-free interest rate (note (b))	3.69%	2.98%
Contractual life of share options (in years)	10	10
Expected dividend yield (note (c))	0%	0%

Notes:

(a)	The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.
(b)	The risk-free interest rates reference the U.S. Treasury yield curves because the Company’s ADS are currently listed on the NASDAQ and denominated in US$.
(c)	The Company has not declared or paid any dividends and does not currently expect to do so prior to the exercise of the granted share options, and therefore uses an expected dividend yield of zero in the Polynomial model.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Cash received from share option exercises	5,094	174	2,452
Total intrinsic value of share option exercises	4,626	92	2,999

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Research and development expenses	3,250	4,803	8,460
Selling and administrative expenses	2,843	1,803	7,783
Cost of revenue	91	130	122
	6,184	6,736	16,365

As at December 31, 2023, the total unrecognized compensation cost was US$5,057,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 2.15 years.

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

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, financings, revenue, net income/(loss) after taxes and the achievement of clinical, regulatory, business development and manufacturing milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

Upon the determination date, the Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital. Based on the actual achievement of performance target, the amount previously recorded in the liability will be adjusted through share-based compensation expense.

Granted awards under the LTIP are as follows:

	Maximum cash amount	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date
May 23, 2022	60.4	2022	note (a)
September 13, 2022	3.8	2022	note (a)
September 13, 2022	1.7	note (b)	note (b)
June 5, 2023	54.9	2023	note (a)

Notes:

(a)	The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.
(b)	This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

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

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in ordinary shares equivalent) held by the Trustee were as follows:

	Number of	Cost
	treasury shares	(in US$’000)
As at January 1, 2022	8,139,175	40,014
Purchased	14,028,465	48,084
Vested	(2,566,265)	(12,034)
As at December 31, 2022	19,601,375	76,064
Purchased	2,725,515	9,071
Vested	(4,714,205)	(18,148)
As at December 31, 2023	17,612,685	66,987

Based on the estimated achievement of performance conditions for 2023 financial year LTIP awards, the determined monetary amount was US$50,262,000 which is recognized to share-based compensation expense over the requisite vesting period to March 2026.

For the years ended December 31, 2023 and 2022, US$7,332,000 and US$19,031,000 of the LTIP awards were forfeited respectively based on the determined or estimated monetary amount as at the forfeiture date.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Research and development expenses	18,224	16,101	16,880
Selling and administrative expenses	11,690	7,376	8,451
Cost of revenue	502	373	294
	30,416	23,850	25,625
Recorded with a corresponding credit to:
Liability	11,364	6,216	14,263
Additional paid-in capital	19,052	17,634	11,362
	30,416	23,850	25,625

For the years ended December 31, 2023, 2022 and 2021, US$4,563,000, US$15,351,000 and US$8,516,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2023 and 2022, US$10,502,000 and US$3,701,000 were recorded as liabilities respectively for LTIP awards prior to the determination date.

As at December 31, 2023, the total unrecognized compensation cost was approximately US$50,447,000, which considers expected performance targets and the amounts expected to vest, and will be recognized over the requisite periods.

18. Revenue

The following table presents revenue disaggregated by contract type:

	Year Ended December 31, 2023
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Invoiced Goods—Marketed Products	83,087	—	83,087
—Distribution	—	309,383	309,383
Services —Commercialization of Marketed Products	48,608	—	48,608
—Research and Development	481	—	481
License & Collaborations—Services	80,397	—	80,397
—Royalties	32,470	—	32,470
—Licensing	278,855	—	278,855
—Manufacturing supply	4,718	—	4,718
	528,616	309,383	837,999

Third parties	528,135	301,119	829,254
Related parties (Note 24(i))	481	8,264	8,745
	528,616	309,383	837,999

	Year Ended December 31, 2022
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Invoiced Goods—Marketed Products	57,057	—	57,057
—Distribution	—	262,565	262,565
Services —Commercialization of Marketed Products	41,275	—	41,275
—Research and Development	507	—	507
License & Collaborations—Services	23,741	—	23,741
—Royalties	26,310	—	26,310
—Licensing	14,954	—	14,954
	163,844	262,565	426,409

Third parties	163,337	257,272	420,609
Related parties (Note 24(i))	507	5,293	5,800
	163,844	262,565	426,409

	Year Ended December 31, 2021
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Invoiced Goods—Marketed Products	33,937	—	33,937
—Distribution	—	236,518	236,518
Services —Commercialization of Marketed Products	27,428	—	27,428
—Research and Development	525	—	525
License & Collaborations—Services	18,995	—	18,995
—Royalties	15,064	—	15,064
—Licensing	23,661	—	23,661
	119,610	236,518	356,128

Third parties	119,085	232,262	351,347
Related parties (Note 24(i))	525	4,256	4,781
	119,610	236,518	356,128

The following table presents liability balances from contracts with customers:

	December 31,
	2023	2022

	(in US$’000)
Deferred revenue
Current—Oncology/Immunology segment (note (a))	57,566	11,817
Current—Other Ventures segment (note (b))	73	1,530
	57,639	13,347
Non-current—Oncology/Immunology segment (note (a))	69,480	190
Total deferred revenue (note (c) and (d))	127,119	13,537

Notes:

(a)	Oncology/Immunology segment deferred revenue relates to unamortized upfront and milestone payments, invoiced amounts for royalties where the customer has not yet completed the in-market sale and advance consideration received for cost reimbursements which are attributed to research and development services that have not yet been rendered as at the reporting date.
(b)	Other Ventures segment deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.

(c)	Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

	December 31,
	2023	2022

	(in US$’000)
Not later than 1 year	57,639	13,347
Between 1 to 2 years	32,797	150
Between 2 to 3 years	30,918	40
Between 3 to 4 years	844	—
Later than 4 years	4,921	—
	127,119	13,537

(d)	As at January 1, 2023, deferred revenue was US$13.5 million, of which US$12.7 million was recognized during the year ended December 31, 2023.

License and collaboration agreement with Takeda Pharmaceuticals

On January 23, 2023, the Group and Takeda Pharmaceuticals International AG (“Takeda”) entered into an exclusive out-licensing agreement (the “Takeda Agreement”) in territories outside of Mainland China, Hong Kong and Macau (the “Territory”) to further the global development, commercialization and manufacturing of Fruzaqla, also known as fruquintinib, a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the Takeda Agreement, the Group is entitled to receive a series of payments up to US$1.13 billion, including upfront, regulatory, development and commercial sales milestone payments, plus royalties on net sales in the Territory. Fruzaqla was successfully approved for commercialization in the U.S. in November 2023, which triggered a regulatory approval milestone of US$35 million.

Upfront and milestone payments according to the Takeda Agreement received up to December 31, 2023 are summarized as follows:

(in US$’000)
Upfront payment	400,000
Regulatory approval milestone payment achieved	35,000

As of December 31, 2023, the total revenue recognized under the Takeda Agreement is US$353.1 million, which included US$280.0 million of the upfront payment and US$32.0 million of the regulatory approval milestone payment received.

The Takeda Agreement has the following material performance obligations: (1) the licenses for the development and commercialization of Fruzaqla in the Territory and the manufacture of Fruzaqla for use in the Territory, (2) manufacturing supply and (3) services for research and development including ongoing clinical trials and regulatory submissions and manufacturing technology transfer.

The transaction price for these performance obligations includes the upfront payment, service cost reimbursements, milestone payments and sales-based royalties. Milestone payments are not included in the transaction price until they become probable that a significant reversal of revenue would not occur, which is generally when the criteria to receive the specified milestone are achieved.

The allocation of the transaction price to each relevant performance obligation was based on the relative standalone selling price of each performance obligation determined at the inception of the contract. Variable consideration is allocated entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation if the terms of the variable consideration relate to the satisfaction of the respective performance obligation and the amount allocated is consistent with the amount expected to be received for the satisfaction of the respective performance obligation. The standalone selling price of the licenses for the development and commercialization of Fruzaqla in the Territory and the manufacture of Fruzaqla for use in the Territory and manufacturing supply was determined using a discounted cash flow method based on the probability-weighted present value of forecasted cash flows associated with out-licensing Fruzaqla in the Territory, and the standalone selling price of the services for research and development of ongoing clinical trials, regulatory submissions and manufacturing technology transfer was determined using a cost plus margin approach based on the present value of estimated future service costs plus a reasonable margin. Significant assumptions included in the determination of the standalone selling prices for each performance obligation identified including forecasted revenue, probabilities of regulatory approvals, estimated future service costs, margin rates and discount rates. Based on these estimations, proportionate amounts of transaction price to be allocated to the licenses, and other performance obligations were 62% and 38% respectively at contract inception. Control of the licenses to Fruzaqla was transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Manufacturing supply is recognized at a point in time when the control of the goods is transferred. Services are performed over the term of the Takeda Agreement and amounts allocated are recognized over time using a percentage-of-completion method. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

Revenue recognized under the Takeda Agreement is as follows:

Year Ended
December 31, 2023
(in US$’000)
Manufacturing supply—Invoiced Marketed Products sales	5,053
—Allocated from upfront payment	4,718
Services—Research and Development	33,892
—Allocated from upfront and milestone payments	28,494
Royalties—Marketed Products	2,092
Licensing—Allocated from upfront and milestone payments	278,855
353,104

License and collaboration agreement with Eli Lilly

On October 8, 2013, the Group entered into a licensing, co-development and commercialization agreement in China with Eli Lilly and Company (“Lilly”) relating to Elunate (“Lilly Agreement”), as the China brand name for fruquintinib. Under the terms of the Lilly Agreement, the Group is entitled to receive a series of payments up to US$86.5 million, including upfront payments and development and regulatory approval milestones. Development costs after the first development milestone are shared between the Group and Lilly. Elunate was successfully commercialized in China in November 2018, and the Group receives tiered royalties in the range of 15% to 20% on all sales in China.

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

Upfront and cumulative milestone payments according to the Lilly Agreement received up to December 31, 2023 are summarized as follows:

(in US$’000)
Upfront payment	6,500
Development milestone payments achieved	40,000

The Lilly Agreement has the following performance obligations: (1) the license for the commercialization rights to Elunate and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to Elunate and the research and development services were 90% and 10% respectively. Control of the license to Elunate transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using a percentage-of-completion method. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

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

Revenue recognized under the Lilly Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Goods—Invoiced Marketed Products sales	16,966	14,407	15,792
Services—Commercialization of Marketed Products	48,608	41,275	27,428
—Research and Development	2,828	8,031	4,491
—Allocated from upfront and milestone payments	12	23	—
Royalties—Marketed Products	16,560	13,954	10,292
	84,974	77,690	58,003

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

Upfront and cumulative milestone payments according to the AZ Agreement received up to December 31, 2023 are summarized as follows:

(in US$’000)
Upfront payment	20,000
Development milestone payments achieved	40,000
First-sale milestone payment achieved	25,000

The AZ Agreement has the following performance obligations: (1) the license for the commercialization rights to Orpathys and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to Orpathys and the research and development services were 95% and 5% respectively. Control of the license to Orpathys transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using a percentage-of-completion method.

Revenue recognized under the AZ Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Goods—Invoiced Marketed Products sales	15,013	9,904	6,509
Services—Research and Development	14,993	14,106	12,743
—Allocated from upfront and milestone payments	77	361	1,370
Royalties—Marketed Products	13,818	12,356	4,772
Licensing—Allocated from upfront and milestone payments	—	14,954	23,661
	43,901	51,681	49,055

19. In-Licensing arrangement

On August 7, 2021, the Group and Epizyme, Inc. (“Epizyme”) entered into a license agreement (the “In-license Agreement”) for tazemetostat, a novel inhibitor of EZH2 that is approved by the U.S. Food and Drug Administration for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma. The Group is responsible for the development and commercialization of tazemetostat in the PRC, Hong Kong, Macau and Taiwan (the “Territory”) and also holds rights to manufacture tazemetostat for the Territory. The Group also received a 4-year warrant, exercisable up to August 7, 2025, to purchase up to 5,653,000 shares of Epizyme common stock for an exercise price of US$11.50 per share (“Warrant Exercise Price”).

Under the terms of the In-license Agreement and warrant, the Group paid Epizyme a US$25 million upfront payment and is obligated for a series of success-based payments up to US$110 million in development and regulatory milestones and up to US$175 million in sales milestones. Success-based payments are recognized when the related milestone is achieved. After tazemetostat is commercialized in the Territory (which occurred in 2023), the Group will incur tiered royalties based on net sales. For the year ended December 31, 2023, the Group incurred royalties of US$9,000.

The US$25 million upfront payment was first allocated to the warrant for its initial fair value of US$15 million, and the remainder was allocated to the rights to tazemetostat which were expensed to research and development expense as IPR&D. During the year ended December 31, 2022, US$5.0 million development milestone was paid and expensed to research and development expenses as IPR&D.

The warrant was recorded as a financial asset at fair value with changes to fair value recognized to the consolidated statements of operations. During the year ended December 31, 2022, an affiliate of Ipsen S.A. acquired all outstanding shares of Epizyme and the warrant expired under the terms of the In-license Agreement and warrant. For the years ended December 31, 2022 and 2021, fair value losses of US$2.5 million and US$12.5 million were recognized to other expense in the consolidated statements of operations respectively.

20. Research and Development Expenses

Research and development expenses are summarized as follows:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Clinical trial related costs	199,728	255,935	190,051
Personnel compensation and related costs	93,030	119,306	91,639
Other research and development expenses	9,243	11,652	17,396
	302,001	386,893	299,086

The Group has entered into multiple collaborative arrangements under ASC 808 to evaluate the combination of the Group’s drug compounds with the collaboration partners’ drug compounds. For the years ended December 31, 2023, 2022 and 2021, the Group has incurred research and development expenses of US$22.0 million, US$14.7 million and US$18.4 million respectively, related to such collaborative arrangements.

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

Government grants, which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate, are recognized in other payables, accruals and advance receipts (Note 13) and other non-current liabilities. For the years ended December 31, 2023, 2022 and 2021, the Group received government grants of US$4,111,000, US$8,474,000 and US$9,095,000 respectively.

Government grants were recognized in the consolidated statements of operations as follows:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Research and development expenses	1,054	4,556	15,515
Other income	3,134	1,434	318
	4,188	5,990	15,833

22. Gain on Divestment of An Equity Investee

In March 2021, the Group entered into a sale and purchase agreement (the “SPA”) with a third party to sell its entire investment in HBYS with closing subject to regulatory approval in the PRC. On September 28, 2021, the Group completed the divestment for cash consideration of US$159.1 million.

On May 13, 2021 and September 23, 2021, HBYS had declared dividends to shareholders of US$46.5 million and US$59.7 million respectively which were related to prior year undistributed profits and distributions of a land bonus payment. Based on the SPA, the Group was entitled to a portion of such dividends and as at December 31, 2022, the Group recorded US$26.2 million dividend receivables, net of taxes, from the third party to other receivables (Note 7), and as at December 31, 2023, the third party has fully settled these amounts.

In addition, the Group and Hutchison Whampoa Enterprises Limited, an affiliate of CK Hutchison, entered into a license agreement on June 15, 2021, conditional upon the completion of the divestment, to grant a continuing right to use the “Hutchison Whampoa” brand by HBYS for 10 years at HK$12 million (approximately US$1.5 million) per year with aggregate amounts not to exceed HK$120 million (approximately US$15.4 million). On September 28, 2021, the Group recorded the present value of future branding liability payments of US$12.7 million. As at December 31, 2023 and 2022, US$1.5 million was included in amounts due to related parties and US$7.6 million and US$8.7 million were included in other non-current liabilities respectively (Note 24(ii)).

The gain on divestment of an equity investee was recognized in the consolidated statements of operations as follows:

Year Ended December 31,
2021
(in US$’000)
Proceeds	159,118
Dividend receivables–third party	46,387
205,505
Less: Group’s share of net assets of HBYS (Note 11(iii))	(23,246)
Dividend receivables–HBYS	(52,887)
Withholding tax liability on dividend receivables–HBYS	2,644
Branding liability	(12,721)
Accumulated other comprehensive income and reserves	1,911
Transaction costs and others	104
Gain on divestment of an equity investee	121,310
Less: Capital gain tax	(14,373)
Less: Gain on divestment of an equity investee attributable to non-controlling interests	(24,010)
Gain on divestment of an equity investee attributable to the Group	82,927

23. Other income/(expense)

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Other income:
Foreign exchange gains	8,661	—	1,671
Government grants	3,134	1,434	318
Others	1,154	399	437
	12,949	1,833	2,426
Other expense:
Impairment of property, plant and equipment	(3,678)	—	—
Impairment of right-of-use assets	(2,088)	—	—
Foreign exchange losses	—	(5,704)	—
Fair value losses on warrant	—	(2,452)	(12,548)
Others	(2,636)	(5,353)	(95)
	(8,402)	(13,509)	(12,643)

24. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)	Transactions with related parties:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison	1,914	3,610	4,256
An equity investee	6,350	1,683	—
	8,264	5,293	4,256
Revenue from research and development services from:
An equity investee	481	507	525
Purchases from:
Equity investees	3,651	4,231	3,770
Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	150	227	350
An equity investee	—	127	—
	150	354	350
Rendering of management services from:
An indirect subsidiary of CK Hutchison	997	980	971
Entered brand license agreement with:
An indirect subsidiary of CK Hutchison (note (a))	—	—	12,721
Divestment of subsidiaries to:
An indirect subsidiary of CK Hutchison (note (b))	5,103	—	—

(ii)	Balances with related parties included in:

	December 31,
	2023	2022

	(in US$’000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (c))	—	1,319
An equity investee (note (c))	1,896	2,198
	1,896	3,517
Amounts due from related parties
An indirect subsidiary of CK Hutchison (note (c))	228	—
An equity investee (note (c) and (d))	28,234	998
	28,462	998
Other payables, accruals and advance receipts
Indirect subsidiaries of CK Hutchison (note (e) and (g))	2,017	1,953
An equity investee (note (c) and (f))	145	148
	2,162	2,101
Other non-current liabilities
An equity investee (note (f))	450	755
An indirect subsidiary of CK Hutchison (note (g))	7,619	8,716
	8,069	9,471

Notes:

(a)	The branding rights for HBYS from an indirect subsidiary of CK Hutchison were recognized in the consolidated statements of operations through the gain on divestment of an equity investee (Note 22). For each of the years ended December 31, 2023, 2022 and 2021, the Group paid US$1,538,000 for the branding rights.
(b)	On December 7, 2023, the Group completed a transaction to divest HHOHK and HSN to an indirect subsidiary of CK Hutchison for proceeds of US$5,103,000. A gain on divestment of US$96,000 was recorded in other income for the year ended December 31, 2023.
(c)	Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities. No allowance for credit losses has been made for amounts due from related parties for the years ended December 31, 2023 and 2022.
(d)	As at December 31, 2023, dividends receivable of US$27,130,000 was included in amounts due from related parties.
(e)	Amounts due to indirect subsidiaries of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.
(f)	Includes other deferred income representing amounts recognized from granting of commercial, promotion and marketing rights.
(g)	As at December 31, 2023 and 2022, a branding liability payable of US$1,538,000 was included in amounts due to related parties under other payables, accruals and advance receipts. As at December 31, 2023 and 2022, US$7,619,000 and US$8,716,000 of the branding liability payable was included in other non-current liabilities.

(iii)	Transactions with non-controlling shareholders of subsidiaries:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Sales	66,417	47,611	41,974
Purchases	5,733	7,936	10,660
Dividends declared	9,068	25,600	9,894
Distribution service fee	369	—	—

(iv)	Balances with non-controlling shareholders of subsidiaries included in:

	December 31,
	2023	2022

	(in US$’000)
Accounts receivable	7,824	11,139
Accounts payable	27	2,922
Other payables, accruals and advance receipts	309	—

25. Income Taxes

(i)	Income tax expense/(benefit)

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Current tax
HK (note (a))	45	301	310
PRC (note (b) and (c))	1,767	2,580	15,909
U.S. and others (note (d))	471	399	417
Total current tax	2,283	3,280	16,636
Deferred income tax expense/(benefit)	2,226	(3,563)	(4,718)
Income tax expense/(benefit)	4,509	(283)	11,918

Notes:

(a)	The Company, three subsidiaries incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax. Under the Hong Kong two-tiered profits tax rates regime, the first HK$2.0 million (US$0.3 million) of assessable profits of qualifying corporations will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong profits tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.
(b)	Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in each entity. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for a preferential tax rate of 15% for companies which qualify as HNTE. HUTCHMED Limited and its wholly-owned subsidiary HUTCHMED (Suzhou) Limited qualify as a HNTE up to December 31, 2025 and 2023 respectively.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the equity investees of the Company are Hong Kong incorporated companies and Hong Kong tax residents, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at December 31, 2023, 2022 and 2021, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the equity investees operating in the PRC will be distributed as dividends.

Pursuant to PRC Bulletin on Issues of Enterprise Income Tax and Indirect Transfers of Assets by Non-PRC Resident Enterprises, an indirect transfer of a PRC resident enterprise by a non-PRC resident enterprise, via the transfer of an offshore intermediate holding company, shall be subject to PRC withholding tax under certain conditions.

(c)

Current tax in the PRC for the year ended December 31, 2021 includes US$14.4 million arising from the indirect disposal of HBYS (Note 22), calculated at 10% of the excess of the disposal proceeds over the cost of acquiring the equity investment in HBYS.

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

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s income/(loss) before income taxes and equity in earnings of equity investees is as follows:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Income/(loss) before income taxes and equity in earnings of equity investees	58,308	(410,422)	(215,740)
Tax calculated at the statutory tax rate of the Company	9,621	(67,720)	(35,597)
Tax effects of:
Different tax rates applicable in different jurisdictions	541	6,316	136
Tax valuation allowance	26,629	93,243	63,975
Preferential tax rate difference	(3,065)	(171)	(148)
Preferential tax deduction and credits	(32,667)	(40,791)	(29,838)
Expenses not deductible for tax purposes	7,086	8,886	8,684
Withholding tax on undistributed earnings of PRC entities	2,386	2,492	3,153
Income not subject to tax	(5,826)	(2,142)	(2,704)
Temporary difference	(817)	(1,614)	2,717
Others	621	1,218	1,540
Income tax expense/(benefit)	4,509	(283)	11,918

(ii)	Deferred tax assets and liabilities

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2023	2022

	(in US$’000)
Deferred tax assets
Cumulative tax losses	284,271	264,751
Others	14,707	15,254
Total deferred tax assets	298,978	280,005
Less: Valuation allowance	(283,522)	(264,639)
Deferred tax assets	15,456	15,366
Deferred tax liabilities
Undistributed earnings from a PRC entity	1,478	2,686
Others	6	24
Deferred tax liabilities	1,484	2,710

The movements in deferred tax assets and liabilities are as follows:

	2023	2022	2021

	(in US$’000)
As at January 1	12,656	6,636	(3,548)
Movement of previously recognized withholding tax on undistributed earnings	3,674	2,186	5,148
(Charged)/Credited to the consolidated statements of operations
Withholding tax on undistributed earnings of PRC entities	(2,385)	(2,492)	(3,153)
Deferred tax on amortization of intangible assets	18	19	19
Deferred tax on temporary differences, tax loss carried forward and research tax credits	142	6,036	7,852
Reclassification from current tax	11	—	—
Divestment of subsidiaries	(49)	—	—
Divestment of an equity investee	—	—	370
Exchange differences	(95)	271	(52)
As at December 31	13,972	12,656	6,636

The deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

The cumulative tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2023	2022

	(in US$’000)
No expiry date	74,515	71,325
2024	3,529	3,763
2025	35,030	36,098
2026	46,766	48,150
2027	60,033	61,808
2028	103,913	107,297
2029	171,142	175,853
2030	237,384	243,918
2031	379,321	389,761
2032	594,311	610,800
2033	176,363	—
	1,882,307	1,748,773

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

A U.S. subsidiary of the Company has approximately US$4.7 million and US$1.1 million U.S. Federal and New Jersey state research tax credits which will expire between 2041 and 2043 (Federal) and 2028 and 2030 (New Jersey) respectively, if not utilized.

The table below summarizes changes in the deferred tax valuation allowance:

	2023	2022	2021

	(in US$’000)
As at January 1	264,639	189,700	122,378
Charged to consolidated statements of operations	26,629	93,243	63,975
Utilization of previously unrecognized tax losses	(39)	(1)	(186)
Write-off of tax losses	(112)	(125)	—
Divestment of subsidiaries	(433)	—	—
Others	—	—	(9)
Exchange differences	(7,162)	(18,178)	3,542
As at December 31	283,522	264,639	189,700

As at December 31, 2023, 2022 and 2021, the Group did not have any material unrecognized uncertain tax positions.

(iii)	Income tax payable

	2023	2022	2021

	(in US$’000)
As at January 1	1,112	15,546	1,120
Current tax	2,283	3,280	16,636
Withholding tax upon dividend declaration from PRC entities	3,674	2,186	5,148
Tax paid (note)	(3,728)	(18,891)	(5,014)
Reclassification (from)/to prepaid tax	(397)	(241)	25
Reclassification to deferred tax	11	—	—
Divestment of subsidiaries	(177)	—	—
Divestment of an equity investee (Note 22)	—	—	(2,644)
Exchange difference	(198)	(768)	275
As at December 31	2,580	1,112	15,546

Note: The amount for 2022 includes US$14.4 million capital gain tax paid for gain on divestment of HBYS (Note 22).

26. Earnings/(Losses) Per Share

(i)	Basic earnings/(losses) per share

Basic earnings/(losses) per share is calculated by dividing the net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic earnings/(losses) per share.

	Year Ended December 31,
	2023	2022	2021
Weighted average number of outstanding ordinary shares in issue	849,654,296	847,143,540	792,684,524
Net income/(loss) attributable to the Company (US$’000)	100,780	(360,835)	(194,648)
Basic earnings/(losses) per share attributable to the Company (US$ per share)	0.12	(0.43)	(0.25)

(ii)	Diluted earnings/(losses) per share

Diluted earnings/(losses) per share is calculated by dividing net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share options, LTIP awards and warrants issued by the Company using the treasury stock method.

	Year Ended December 31,
	2023	2022	2021
Weighted average number of outstanding ordinary shares in issue	849,654,296	847,143,540	792,684,524
Effect of share options and LTIP awards	19,542,052	—	—
Weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding	869,196,348	847,143,540	792,684,524
Net income/(loss) attributable to the Company (US$’000)	100,780	(360,835)	(194,648)
Diluted earnings/(losses) per share attributable to the Company (US$ per share)	0.12	(0.43)	(0.25)

For the years ended December 31, 2022 and 2021, the share options, LTIP awards and warrants issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect.

27. Segment Reporting

The Group’s operating segments are as follows:

(i)	Oncology/Immunology: focuses on discovering, developing, and commercializing targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Oncology/Immunology is further segregated into two core business areas:
(a)	R&D: comprises research and development activities covering drug discovery, development, manufacturing and regulatory functions, out-licensing of in-house developed drugs, as well as administrative activities to support research and development operations; and
(b)	Marketed Products: comprises the invoiced sales, marketing, manufacture and distribution of drugs developed from research and development activities including out-licensed marketed products.
(ii)	Other Ventures: comprises other commercial businesses which include the sales, marketing, manufacture and distribution of other prescription drugs and healthcare products.

The performance of the reportable segments is assessed based on segment net income/(loss) attributable to the Company.

The segment information is as follows:

	Year Ended December 31, 2023
	Oncology/Immunology
								Other
	R&D			Marketed Products				Ventures
		U.S. and			U.S. and
	PRC	Others	Subtotal	PRC	Others	Subtotal	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	18,492	345,959	364,451	157,020	7,145	164,165	528,616	309,383	—	837,999
Interest income	786	16	802	—	—	—	802	455	34,888	36,145
Interest expense	(279)	—	(279)	—	—	—	(279)	(38)	(442)	(759)
Equity in earnings of equity investees, net of tax	—	—	—	—	—	—	—	47,295	—	47,295
Income tax (expense)/benefit	(420)	(208)	(628)	(159)	—	(159)	(787)	(1,201)	(2,521)	(4,509)
Net (loss)/income attributable to the Company	(198,551)	224,055	25,504	23,090	2,568	25,658	51,162	50,272	(654)	100,780
Depreciation/amortization	(7,146)	(494)	(7,640)	—	—	—	(7,640)	(344)	(223)	(8,207)
Additions to non-current assets (other than financial instruments and deferred tax assets)	41,228	110	41,338	—	—	—	41,338	330	86	41,754

	December 31, 2023
	Oncology/Immunology
								Other
	R&D			Marketed Products				Ventures
		U.S. and			U.S. and
	PRC	Others	Subtotal	PRC	Others	Subtotal	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	177,601	24,687	202,288	61,472	2,129	63,601	265,889	163,311	850,573	1,279,773
Property, plant and equipment	98,034	918	98,952	—	—	—	98,952	564	211	99,727
Right-of-use assets	3,454	551	4,005	—	—	—	4,005	366	294	4,665
Leasehold land	11,261	—	11,261	—	—	—	11,261	—	—	11,261
Goodwill	—	—	—	—	—	—	—	3,064	—	3,064
Other intangible asset	—	—	—	—	—	—	—	21	—	21
Investments in equity investees	—	—	—	—	—	—	—	48,411	—	48,411

	Year Ended December 31, 2022
	Oncology/Immunology
								Other
	R&D			Marketed Products				Ventures
		U.S. and			U.S. and
	PRC	Others	Subtotal	PRC	Others	Subtotal	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	39,202	—	39,202	124,642	—	124,642	163,844	262,565	—	426,409
Interest income	674	4	678	—	—	—	678	272	8,649	9,599
Interest expense	—	—	—	—	—	—	—	—	(652)	(652)
Equity in earnings of equity investees, net of tax	5	—	5	—	—	—	5	49,748	—	49,753
Income tax (expense)/ benefit	(552)	6,053	5,501	(631)	—	(631)	4,870	(1,345)	(3,242)	283
Net (loss)/income attributable to the Company	(215,834)	(186,945)	(402,779)	17,367	—	17,367	(385,412)	54,604	(30,027)	(360,835)
Depreciation/amortization	(7,576)	(484)	(8,060)	—	—	—	(8,060)	(299)	(305)	(8,664)
Additions to non-current assets (other than financial instruments and deferred tax assets)	47,563	725	48,288	—	—	—	48,288	664	21	48,973

	December 31, 2022
	Oncology/Immunology
								Other
	R&D			Marketed Products				Ventures
		U.S. and			U.S. and
	PRC	Others	Subtotal	PRC	Others	Subtotal	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	221,337	30,281	251,618	45,984	—	45,984	297,602	235,500	496,343	1,029,445
Property, plant and equipment	72,775	2,103	74,878	—	—	—	74,878	735	334	75,947
Right-of-use assets	3,350	3,167	6,517	—	—	—	6,517	1,308	897	8,722
Leasehold land	11,830	—	11,830	—	—	—	11,830	—	—	11,830
Goodwill	—	—	—	—	—	—	—	3,137	—	3,137
Other intangible asset	—	—	—	—	—	—	—	85	—	85
Investments in equity investees	316	—	316	—	—	—	316	73,461	—	73,777

	Year Ended December 31, 2021
	Oncology/Immunology
								Other
	R&D			Marketed Products				Ventures
		U.S. and			U.S. and
	PRC	Others	Subtotal	PRC	Others	Subtotal	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	43,181	—	43,181	76,429	—	76,429	119,610	236,518	—	356,128
Interest income	809	3	812	—	—	—	812	282	982	2,076
Interest expense	—	—	—	—	—	—	—	—	(592)	(592)
Equity in earnings of equity investees, net of tax	20	—	20	—	—	—	20	60,597	—	60,617
Income tax benefit /(expense)	22	7,160	7,182	(1,320)	—	(1,320)	5,862	(14,573)	(3,207)	(11,918)
Net (loss)/income attributable to the Company	(143,528)	(152,235)	(295,763)	4,032	—	4,032	(291,731)	142,890	(45,807)	(194,648)
Depreciation/amortization	(6,436)	(197)	(6,633)	—	—	—	(6,633)	(318)	(239)	(7,190)
Additions to non-current assets (other than financial instruments and deferred tax assets)	25,295	4,321	29,616	—	—	—	29,616	1,056	327	30,999

Revenue from external customers is after elimination of inter-segment sales. Sales between segments are carried out at mutually agreed terms. The amounts eliminated attributable to sales between PRC and U.S. and others under R&D in Oncology/Immunology segment were US$36,370,000, US$55,433,000, and US$46,891,000 for the years ended December 31, 2023, 2022, and 2021 respectively.

A summary of customers which accounted for over 10% of the Group’s revenue for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Customer A	353,104	—	—
Customer B	84,065	75,606	56,082
Customer C	(note)	51,681	49,055
Customer D	(note)	47,611	41,974

Note: Customer did not account for over 10% of the Group’s revenue during the year.

Customer A, B and C are included in Oncology/Immunology and Customer D is primarily included in Other Ventures.

Unallocated expenses mainly represent corporate expenses which include corporate administrative costs, corporate employee benefit expenses and the relevant share-based compensation expenses, net of interest income. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

28. Note to Consolidated Statements of Cash Flows

Reconciliation of net income/(loss) for the year to net cash generated from/(used in) operating activities:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Net income/(loss)	101,094	(360,386)	(167,041)
Adjustments to reconcile net income/(loss) to net cash generated from/(used in) operating activities
Depreciation and amortization	8,207	8,664	7,190
Amortization of finance costs	—	18	44
Loss on disposals of property, plant and equipment	86	111	70
Impairment of property, plant and equipment	3,678	—	—
Impairment of right-of-use assets	2,088	—	—
Provision for excess and obsolete inventories, net	552	293	(23)
Provision for credit losses, net	125	43	(76)
Share-based compensation expense—share options	6,184	6,736	16,365
Share-based compensation expense—LTIP	30,416	23,850	25,625
Equity in earnings of equity investees, net of tax	(47,295)	(49,753)	(60,617)
Dividends received from SHPL	42,308	43,718	49,872
Impairment of investment in other equity investee	—	130	—
Changes in right-of-use assets	1,604	2,721	(3,727)
Fair value losses on warrant	—	2,452	12,548
Gain from divestment of HBYS	—	—	(121,310)
Gain from divestment of subsidiaries	(96)	—	—
Gain from divestment of other equity investee	(45)	—	—
Unrealized currency translation (gain)/loss	(1,574)	13,274	(2,505)
Changes in income tax balances	780	(19,174)	6,904
Changes in operating assets and liabilities
Accounts receivable	(21,336)	(14,451)	(35,634)
Other receivables, prepayments and deposits	8,624	11,922	(5,596)
Amounts due from related parties	(339)	150	(162)
Inventories	4,135	(21,213)	(16,002)
Accounts payable	(32,542)	29,938	9,565
Other payables, accruals and advance receipts	(4,409)	52,629	66,224
Lease liabilities	(1,752)	(2,701)	3,079
Deferred revenue	119,810	386	11,071
Others	(1,045)	2,044	(87)
Total changes in operating assets and liabilities	71,146	58,704	32,458
Net cash generated from/(used in) operating activities	219,258	(268,599)	(204,223)

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

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to seek damages. On October 21, 2021 (and a decision on costs and interest in December 2021), the Group was awarded an amount of RMB253.2 million (equivalent to US$35.4 million) with interest of 5.5% per annum from the date of the award until payment and recovery of costs of approximately US$2.2 million (collectively the “Award”). On June 27, 2022, Luye provided the Group a bank guarantee of up to RMB286.0 million to cover the Award amounts, pending the outcome of an application by Luye to the High Court of Hong Kong to set aside the Award and subsequent appeals. On July 26, 2022, Luye’s application to set aside the Award was dismissed by the High Court with costs awarded in favor of the Group. On October 7, 2022, Luye filed a Notice of Appeal to the Court of Appeal regarding the dismissal and the notice was accepted on November 8, 2022. On June 6, 2023, a Court of Appeal hearing was held and a judgment is expected but yet to be received. The legal proceedings are ongoing and as no Award amounts have been received as at the issuance date of these consolidated financial statements, no Award amounts have been recognized and no adjustment has been made to Seroquel-related balances as at December 31, 2023. Such Seroquel-related balances include accounts receivable, long-term prepayment, accounts payable and other payables of US$1.1 million, US$0.2 million, US$0.9 million and US$1.1 million respectively.

30. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries in the PRC are required to make certain appropriations of net after-tax profits or increases in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$1.0 million and US$0.1 million as at December 31, 2023 and 2022 respectively, which excludes the Company’s subsidiaries with a shareholders’ deficit. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company’s subsidiaries in the PRC due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

In addition, the Group has an equity investee in the PRC, where the Group’s equity in undistributed earnings amounted to US$29.6 million and US$53.7 million as at December 31, 2023 and 2022 respectively.

31. Subsequent Events

The Group evaluated subsequent events through February 28, 2024, which is the date when the consolidated financial statements were issued.

In February 2024, pursuant to the strategic partnership with Inmagene Biopharmaceuticals (“Inmagene”), Inmagene has exercised its options to license two drug candidates discovered by HUTCHMED, IMG-007 and IMG-004, for approximately 7.5% of shares (fully diluted) in Inmagene, subject to customary closing conditions.

SHANGHAI HUTCHISON

PHARMACEUTICALS LIMITED

Report of Independent Auditors

To the Board of Directors of Shanghai Hutchison Pharmaceuticals Limited

Opinion

We have audited the accompanying consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

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

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

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

February 28, 2024

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Income Statements

(in US$’000)

		Year Ended December 31,
	Note	2023	2022	2021
Revenue	5	385,483	370,600	332,648
Cost of sales		(101,122)	(89,487)	(77,559)
Gross profit		284,361	281,113	255,089
Selling expenses		(150,717)	(144,979)	(131,821)
Administrative expenses		(26,107)	(21,727)	(22,627)
Other net operating income	6	5,027	2,126	4,759
Operating profit	7	112,564	116,533	105,400
Finance costs	15	(79)	(112)	(116)
Profit before taxation		112,485	116,421	105,284
Taxation charge	8	(17,022)	(16,738)	(15,896)
Profit for the year		95,463	99,683	89,388

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Comprehensive Income

(in US$’000)

	Year Ended December 31,
	2023	2022	2021
Profit for the year	95,463	99,683	89,388
Other comprehensive income/(loss) that has been or may be reclassified subsequently to profit or loss:
Exchange translation differences	2,320	(16,581)	3,341
Total comprehensive income	97,783	83,102	92,729

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Financial Position

(in US$’000)

		December 31,
	Note	2023	2022
Assets
Current assets
Cash and cash equivalents	10	19,129	33,923
Trade and bills receivables	11	15,601	21,856
Other receivables, prepayments and deposits	12	2,269	3,672
Inventories	13	164,026	154,816
Total current assets		201,025	214,267
Property, plant and equipment	14	57,930	62,831
Right-of-use assets	15	1,092	1,717
Leasehold land		5,967	6,291
Other intangible assets		519	823
Deferred tax assets	16	8,330	8,327
Other non-current assets		641	—
Total assets		275,504	294,256
Liabilities and shareholders’ equity
Current liabilities
Trade payables	17	23,836	23,095
Other payables, accruals and advance receipts	18	153,937	121,354
Current tax liabilities	19	1,163	2,791
Lease liabilities	15	713	712
Total current liabilities		179,649	147,952
Deferred income		3,030	3,585
Lease liabilities	15	657	1,360
Total liabilities		183,336	152,897
Shareholders’ equity
Share capital		33,382	33,382
Reserves		58,786	107,977
Total shareholders’ equity		92,168	141,359
Total liabilities and shareholders’ equity		275,504	294,256

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Changes in Equity

(in US$’000)

	Share	Exchange	General	Retained	Total
	capital	reserve	reserves	earnings	equity
As at January 1, 2021	33,382	2,605	998	115,723	152,708
Profit for the year	—	—	—	89,388	89,388
Other comprehensive income
Exchange translation differences	—	3,341	—	—	3,341
Total comprehensive income	—	3,341	—	89,388	92,729
Transfer between reserves	—	—	31	(31)	—
Dividends declared to shareholders	—	—	—	(99,744)	(99,744)
As at December 31, 2021	33,382	5,946	1,029	105,336	145,693
Profit for the year	—	—	—	99,683	99,683
Other comprehensive income
Exchange translation differences	—	(16,581)	—	—	(16,581)
Total comprehensive (loss)/income	—	(16,581)	—	99,683	83,102
Transfer between reserves	—	—	14	(14)	—
Dividends declared to shareholders	—	—	—	(87,436)	(87,436)
As at December 31, 2022	33,382	(10,635)	1,043	117,569	141,359
Profit for the year	—	—	—	95,463	95,463
Other comprehensive income
Exchange translation differences	—	2,320	—	—	2,320
Total comprehensive income	—	2,320	—	95,463	97,783
Transfer between reserves	—	—	30	(30)	—
Dividends declared to shareholders (Note 18)	—	—	—	(146,974)	(146,974)
As at December 31, 2023	33,382	(8,315)	1,073	66,028	92,168

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Year Ended December 31,
	Note	2023	2022	2021
Operating activities
Net cash generated from operations	20	96,080	96,270	93,970
Interest received		645	1,219	1,116
Income tax paid	19	(18,709)	(19,003)	(15,976)
Net cash generated from operating activities		78,016	78,486	79,110
Investing activities
Purchase of property, plant and equipment		(6,488)	(1,865)	(3,362)
Purchase of intangible asset		—	(410)	—
Proceeds from disposal of property, plant and equipment		12	20	32
Net cash used in investing activities		(6,476)	(2,255)	(3,330)
Financing activities
Dividends paid to shareholders	18	(84,615)	(87,436)	(99,744)
Lease payments	15	(810)	(809)	(303)
Net cash used in financing activities		(85,425)	(88,245)	(100,047)
Net decrease in cash and cash equivalents		(13,885)	(12,014)	(24,267)
Effect of exchange rate changes on cash and cash equivalents		(909)	(4,101)	1,827
		(14,794)	(16,115)	(22,440)
Cash and cash equivalents
Cash and cash equivalents at beginning of year		33,923	50,038	72,478
Cash and cash equivalents at end of year		19,129	33,923	50,038

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

These consolidated financial statements are presented in United States dollars (“US$”), unless otherwise stated and have been approved for issue by the Company’s Board of Directors on February 28, 2024.

2.    Summary of Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS Accounting Standards. These consolidated financial statements have been prepared under the historical cost convention.

During the year, the Group has adopted all of the new and revised standards, amendments and interpretations issued by the IASB that are relevant to the Group’s operations and mandatory for annual periods beginning January 1, 2023. The adoption of these new and revised standards, amendments and interpretations did not have any material effects on the Group’s results of operations or financial position.

The following standards, amendments and interpretations were issued but not yet effective for the financial year ended December 31, 2023 and have not been early adopted by the Group:

IAS 1 (Amendments)(1)	Classification of Liabilities as Current or Non-current
IAS 1 (Amendments)(1)	Non-current Liabilities with Covenants
IFRS 16 (Amendments)(1)	Lease Liability in a Sale and Leaseback
IAS 7 and IFRS 7 (Amendments)(1)	Supplier Finance Arrangements
IAS 21 (Amendments)(2)	Lack of Exchangeability
IFRS 10 and IAS 28 (Amendments)(3)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

(1)Effective for the Group for annual periods beginning on or after January 1, 2024.

(2)Effective for the Group for annual periods beginning on or after January 1, 2025.

(3)Effective date to be determined by the IASB.

The adoption of standards, amendments and interpretations listed above in future periods is not expected to have any material effects on the Group’s results of operations or financial position.

(a)  Material Accounting Policies

(i)  Property, Plant and Equipment

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

Construction in progress represents buildings, plant and machinery under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Cost includes the costs of construction of buildings and the costs of plant and machinery. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and ready for its intended use. When the assets concerned are brought into use, the costs are transferred to property, plant and equipment and depreciated.

(ii)   Research and Development

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when it is probable that the project will generate future economic benefits by considering its commercial and technological feasibility, and costs can be measured reliably. Other development expenditures are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Development costs with a finite useful life that have been capitalized, if any, are amortized on a straight line basis over the period of expected benefit not exceeding five years. The capitalized development costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount.

Where the research phase and the development phase of an internal project cannot be clearly distinguished, all expenditure incurred on the project is charged to the consolidated income statements.

(iii)   Financial Liabilities and Equity Instruments

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

(iv)  Current and Deferred Income Tax

(1)   Current income tax

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

(2)   Deferred income tax

Inside basis differences

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

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

(v)   Revenue and Income Recognition

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

(b)   Other Accounting Policies

(i)Basis of Consolidation

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

(ii)   Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. In the consolidated financial statements, subsidiaries are accounted for as described in Note 2(b)(i) above.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

(iii)   Foreign Currency Translation

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

(iv)   Impairment of Non-Financial Assets

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

(v)   Inventories

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

(vi)   Trade and Other Receivables

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

(vii)   Cash and Cash Equivalents

In the consolidated statements of cash flows, cash and cash equivalents include cash on hand, bank deposits and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, if any.

(viii)   Employee Benefits

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

(ix)   Leases

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

(xi)   Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers. The Company’s Board of Directors, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the steering committee that makes strategic decisions.

(xii)  General Reserves

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

Management periodically assesses the recoverability of trade and bills receivables and other receivables. The Group’s historical loss rates reflect current and forward-looking information on specific factors affecting the ability of the customers to settle the receivables, and historical experience collecting receivables falls within the recorded allowances. The Group has not had any material credit losses.

(ii)    Liquidity risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding when necessary. The Group’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term.

As at December 31, 2023 and 2022, in addition to future lease payments due based on the lease term (Note 15) , the Group’s all other current financial liabilities are mainly due for settlement within twelve months and the Group expects to meet all liquidity requirements.

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

The liabilities to assets ratio as at December 31, 2023 and 2022 was as follows:

	December 31,
	2023	2022

	(in US$’000)
Total liabilities	183,336	152,897
Total assets	275,504	294,256
Liabilities to assets ratio	66.5%	52.0%

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

4. Critical Accounting Estimates and Judgements

Note 2(a) includes a summary of the material accounting policies used in the preparation of the consolidated financial statements. The preparation of consolidated financial statements often requires the use of judgements to select specific accounting methods and policies from several acceptable alternatives. Furthermore, significant estimates and assumptions concerning the future may be required in selecting and applying those methods and policies in the consolidated financial statements. The Group bases its estimates and judgements on historical experience and various other assumptions that it believes are reasonable under the circumstances. Actual results may differ from these estimates and judgements under different assumptions or conditions.

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

5. Revenue and Segment Information

Management has reviewed the Group’s internal reporting in order to assess performance and allocate resources, and has determined that the Group has two reportable operating segments as follows:

—Manufacturing business—manufacture and distribution of drug products

—Distribution business—provision of sales, distribution and marketing services to pharmaceutical manufacturers and healthcare products

The operating segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing approaches. The performance of each of the reportable segments is assessed based on a measure of operating profit/(loss).

The segment information is as follows:

	Year Ended December 31, 2023
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Revenue from external customers	373,376	12,107	385,483
Interest income	427	327	754
Operating profit/(loss)	113,468	(904)	112,564
Finance costs	76	3	79
Depreciation/amortization	8,365	163	8,528
Additions to non-current assets (other than financial instruments and deferred tax assets)	4,859	54	4,913

	December 31, 2023
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Total segment assets	272,104	3,400	275,504

	Year Ended December 31, 2022
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Revenue from external customers	367,512	3,088	370,600
Interest income	501	479	980
Operating profit/(loss)	117,210	(677)	116,533
Finance costs	110	2	112
Depreciation/amortization	9,151	89	9,240
Additions to non-current assets (other than financial instruments and deferred tax assets)	3,636	532	4,168

	December 31, 2022
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Total segment assets	291,877	2,379	294,256

	Year Ended December 31, 2021
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Revenue from external customers	331,097	1,551	332,648
Interest income	629	587	1,216
Operating profit/(loss)	107,361	(1,961)	105,400
Finance costs	114	2	116
Depreciation/amortization	9,118	50	9,168
Additions to non-current assets (other than financial instruments and deferred tax assets)	5,867	82	5,949

Revenue from external customers is after elimination of inter-segment sales. The amount eliminated was US$80.5 million for 2023 (2022: US$87.3 million; 2021: US$77.8 million). Sales between segments are carried out at mutually agreed terms. Revenue from external customers from the manufacturing business is for sales of goods which are recognized at a point in time. Revenue from external customers from the distribution business is for provision of services which are recognized over time.

6. Other Net Operating Income

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Interest income	754	980	1,216
Net foreign exchange (loss)/gain	(78)	(83)	25
Government incentives	4,414	2,198	2,999
Other operating (loss)/income	(63)	(969)	519
	5,027	2,126	4,759

7. Operating Profit

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Operating profit	112,564	116,533	105,400

Operating profit is stated after charging/(crediting) the following:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Cost of inventories recognized as expense	70,397	63,079	50,637
Research and development expense	8,621	7,169	9,350
Depreciation of property, plant and equipment	7,417	8,148	8,100
Loss on disposal of property, plant and equipment	32	449	60
Amortization of leasehold land	158	166	172
Amortization of other intangible assets	288	245	233
Depreciation charge of right-of-use assets and lease expenses	872	917	1,171
Movement on the provision for excess and obsolete inventories	2,121	(65)	(141)
Auditor’s remuneration	221	227	223
Employee benefit expenses (Note 9)	117,126	111,200	100,311

8. Taxation Charge

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Current tax (Note 19)	17,197	18,082	15,082
Deferred income tax (Note 16)	(175)	(1,344)	814
Taxation charge	17,022	16,738	15,896

The taxation charge on the Group’s profit before taxation differs from the theoretical amount that would arise using the Group’s weighted average tax rate as follows:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Profit before taxation	112,485	116,421	105,284
Tax calculated at the statutory tax rates of respective companies	28,121	29,105	26,321
Tax effects of:
Expenses not deductible for tax purposes	1,628	1,397	1,946
Utilization of unrecognized temporary differences	(518)	(898)	(55)
Tax concession (note)	(12,540)	(13,000)	(12,420)
Under provision in prior years	331	134	104
Taxation charge	17,022	16,738	15,896

Note: The Company has been granted the High and New Technology Enterprise (“HNTE”) status. Accordingly, the Company is subject to a preferential income tax rate of 15% in 2023 and successfully renew the HNTE status in 2023 (2022: 15%; 2021: 15%). Certain research and development expenses are also eligible for super-deduction such that 200% of qualified expenses incurred are deductible against taxable profits for tax purposes (2022: 200%; 2021: 200%).

The weighted average tax rate calculated at the statutory tax rates of respective companies was 25%. The effective tax rate for the year ended December 31, 2023 was 15.1% (2022: 14.4%; 2021: 15.1%).

9. Employee Benefit Expenses

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Wages, salaries and bonuses	90,372	86,330	77,335
Pension costs—defined contribution plans	10,444	9,701	8,713
Staff welfare	16,310	15,169	14,263
	117,126	111,200	100,311

Employee benefit expenses of approximately US$22.8 million for the year ended December 31, 2023 (2022: US$19.8 million; 2021: US$20.1 million) are included in cost of sales.

10. Cash and Cash Equivalents

	December 31,
	2023	2022

	(in US$’000)
Cash and cash equivalents	19,129	33,923

The cash and cash equivalents denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

11. Trade and Bills Receivables

	December 31,
	2023	2022

	(in US$’000)
Trade receivables—third parties	11,461	12,845
Trade receivables—related parties (Note 22(b))	1,303	3,695
Bills receivables	2,837	5,316
	15,601	21,856

All trade and bills receivables are denominated in RMB and are due within one year from the end of the reporting period. The carrying values of trade and bills receivables approximate their fair values due to their short-term maturities.

No allowance for credit losses has been made for trade and bills receivables for the years ended December 31, 2023, 2022 and 2021.

12. Other Receivables, Prepayments and Deposits

	December 31,
	2023	2022

	(in US$’000)
Prepayments to suppliers	1,179	2,624
Interest receivables	132	25
Deposits	676	778
Others	282	245
	2,269	3,672

13. Inventories

	December 31,
	2023	2022

	(in US$’000)
Raw materials	40,808	22,804
Work in progress	91,351	108,168
Finished goods	31,867	23,844
	164,026	154,816

14. Property, Plant and Equipment

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2023	69,582	815	25,098	14,582	521	110,598
Additions	76	—	1,339	1,163	1,605	4,183
Disposals	(23)	—	(106)	(222)	—	(351)
Transfers	15	97	102	1,475	(1,689)	—
Exchange differences	(1,865)	(24)	(696)	(434)	(12)	(3,031)
As at December 31, 2023	67,785	888	25,737	16,564	425	111,399
Accumulated depreciation
As at January 1, 2023	21,376	314	16,116	9,961	—	47,767
Depreciation	3,494	307	2,079	1,537	—	7,417
Disposals	(7)	—	(87)	(213)	—	(307)
Exchange differences	(636)	(14)	(467)	(291)	—	(1,408)
As at December 31, 2023	24,227	607	17,641	10,994	—	53,469
Net book value
As at December 31, 2023	43,558	281	8,096	5,570	425	57,930

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2022	75,587	848	26,438	15,033	136	118,042
Additions	27	38	117	516	2,924	3,622
Disposals	(886)	—	(227)	(178)	—	(1,291)
Transfers	1,058	—	974	478	(2,510)	—
Exchange differences	(6,204)	(71)	(2,204)	(1,267)	(29)	(9,775)
As at December 31, 2022	69,582	815	25,098	14,582	521	110,598
Accumulated depreciation
As at January 1, 2022	19,983	94	14,817	9,498	—	44,392
Depreciation	3,606	238	2,830	1,474	—	8,148
Disposals	(439)	—	(205)	(178)	—	(822)
Exchange differences	(1,774)	(18)	(1,326)	(833)	—	(3,951)
As at December 31, 2022	21,376	314	16,116	9,961	—	47,767
Net book value
As at December 31, 2022	48,206	501	8,982	4,621	521	62,831

15. Leases

Leases consisted of the following:

	December 31,
	2023	2022

	(in US$’000)
Right-of-use assets:
Offices	1,092	1,717
Lease liabilities—current	713	712
Lease liabilities—non-current	657	1,360
	1,370	2,072

Lease activities are summarized as follows:

	Year Ended December 31,
	2023	2022

	(in US$’000)
Lease expenses: Short-term leases with lease terms equal or less than 12 months	207	236
Depreciation charge of right-of-use assets	665	681
Interest expense (included in finance costs)	79	112
Cash paid on lease liabilities	810	809
Cash paid on short-term leases	175	186
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	78	135

Lease contracts are typically within a period of 1 to 5 years. The weighted average remaining lease term and weighted average discount rate as at December 31, 2023 was 1.8 years (2022: 2.7 years) and 4.69% (2022: 4.70%) respectively.

Future lease payments are as follows:

	December 31,
	2023	2022

	(in US$’000)
Lease payments:
Not later than 1 year	758	791
Between 1 to 2 years	651	755
Between 2 to 3 years	17	660
Total lease payments	1,426	2,206
Less: Discount factor	(56)	(134)
Total lease liabilities	1,370	2,072

16. Deferred Tax Assets

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2023	2022

	(in US$’000)
Deferred tax assets
Accrued expenses	8,124	8,919
Others	2,774	1,582
Deferred tax assets	10,898	10,501
Deferred tax liabilities
Accelerated depreciation allowances and others	2,568	2,174
Deferred tax liabilities	2,568	2,174
Net deferred tax assets	8,330	8,327

The movements in deferred tax assets and liabilities are as follows:

	2023	2022	2021

	(in US$’000)
As at January 1	8,327	7,715	8,315
Credited/(debited) to the consolidated income statements
—Accrued expenses, provisions, deferred income, accelerated depreciation and other temporary differences	175	1,344	(814)
Exchange differences	(172)	(732)	214
As at December 31	8,330	8,327	7,715

The Group’s deferred tax assets are mainly temporary differences including accrued expenses, provisions, deferred income, accelerated depreciation and other temporary differences. There is no deferred tax assets in respect of tax losses which have not been recognized in the consolidated financial statements as at December 31, 2023 (2022: US$24,000).

These unrecognized tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2023	2022

	(in US$’000)
2024	—	76
2025	—	7
2026	—	6
2027	—	5
	—	94

17. Trade Payables

	December 31,
	2023	2022

	(in US$’000)
Trade payables—third parties	18,268	19,737
Trade payables—related parties (Note 22(b))	5,568	3,358
	23,836	23,095

All trade payables are denominated in RMB and due within one year from the end of the reporting period. The carrying value of trade payables approximates their fair values due to their short-term maturities.

18. Other Payables, Accruals and Advance Receipts

	December 31,
	2023	2022

	(in US$’000)
Accrued salaries and benefits	21,899	21,100
Accrued sales rebates and marketing expenses	61,996	73,721
Value‑added tax and tax surcharge payables	3,139	5,204
Payments in advance from customers (note a)	7,093	14,004
Dividend payable (note b)	54,260	—
Others	5,550	7,325
	153,937	121,354

Note a: Substantially all customer balances as at December 31, 2022 were recognized to revenue during the year ended December 31, 2023. Additionally, substantially all customer balances as at December 31, 2023 are expected to be recognized to revenue within one year upon transfer of goods or services as the contracts have an expected duration of one year or less.

Note b: On January 31, 2023, the Company declared a dividend of RMB988.3 million (US$147.0 million), of which RMB600.0 million (US$84.6 million) has been distributed during the year ended December 31, 2023 and RMB388.3 million (US$54.3 million) is recorded as dividend payable under other payables, accruals and advance receipts as at December 31, 2023.

19. Current Tax Liabilities

	2023	2022	2021

	(in US$’000)
As at January 1	2,791	4,089	5,032
Current tax (Note 8)	17,197	18,082	15,082
Tax paid	(18,709)	(19,003)	(15,976)
Exchange difference	(116)	(377)	108
Transfer from other receivables	—	—	(157)
As at December 31	1,163	2,791	4,089

20. Notes to the Consolidated Statements of Cash Flows

(a)    Reconciliation of profit for the year to net cash generated from operations:

	2023	2022	2021

	(in US$’000)
Profit for the year	95,463	99,683	89,388
Adjustments to reconcile profit for the year to net cash generated from operations
Taxation charge	17,022	16,738	15,896
Finance costs	79	112	116
Interest income	(754)	(980)	(1,216)
Depreciation on property, plant and equipment	7,417	8,148	8,100
Loss on disposal of property, plant and equipment	32	449	60
Amortization of leasehold land	158	166	172
Amortization of other intangible assets	288	245	233
Depreciation charge of right-of-use assets	665	681	663
Provision for excess and obsolete inventories	2,121	(65)	(141)
Exchange differences	(3,019)	(5,682)	(693)
Changes in operating assets and liabilities:
Trade and bills receivables	6,255	(4,374)	939
Other receivables, prepayments and deposits	1,510	(580)	(80)
Inventories	(11,331)	(35,361)	(37,575)
Trade payables	741	10,684	1,237
Other payables, accruals and advance receipts	(20,012)	7,804	18,608
Deferred income	(555)	(1,398)	(1,737)
Total changes in operating assets and liabilities	(23,392)	(23,225)	(18,608)
Net cash generated from operations	96,080	96,270	93,970

(b)    Supplemental disclosure for non-cash activities

During the years ended December 31, 2023, in addition to non-cash activities of lease liabilities as disclosed in Note 15, there was a decrease in accruals made for purchases of property, plant and equipment of US$1.7 million (2022 and 2021: an increase of US$1.8 million and a decrease of US$0.3 million respectively).

21. Capital Commitments

The Group had the following capital commitments:

December 31,
2023
(in US$’000)
Property, plant and equipment
Contracted but not provided for	376

Capital commitments for property, plant and equipment are mainly for improvements to the Group’s plant.

22. Significant Related Party Transactions

The Group has the following significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(a)    Transactions with related parties:

	Year Ended December 31,
	2023	2022	2021

	(in US$’000)
Sales of goods to:
—A fellow subsidiary of SHTCML	9,329	13,861	12,181
—A fellow subsidiary of SHHCMI(HK)L	3,651	4,231	3,492
	12,980	18,092	15,673
Purchase of goods from:
—SHTCML	12,173	11,072	10,002
—Fellow subsidiaries of SHTCML	1,130	683	1,311
—A fellow subsidiary of SHHCMI(HK)L	6,350	1,683	—
	19,653	13,438	11,313
Rendering of research and development services from:
—A fellow subsidiary of SHHCMI(HK)L	481	507	525
Provision of marketing services to:
—A fellow subsidiary of SHTCML	1,241	952	1,146
—A fellow subsidiary of SHHCMI(HK)L	—	127	—
	1,241	1,079	1,146
Purchase of intangible asset from:
—A fellow subsidiary of SHHCMI(HK)L	—	410	—
Leasing office from:
—SHTCML	—	—	247

No transactions have been entered into with the directors of the Company (being the key management personnel) during the year ended December 31, 2023 (2022 and 2021: nil).

(b)    Balances with related parties included in:

	December 31,
	2023	2022

	(in US$’000)
Trade and bills receivables
—A fellow subsidiary of SHTCML	1,303	3,622
—A fellow subsidiary of SHHCMI(HK)L	—	73
	1,303	3,695
Other receivables, prepayments and deposits
—A fellow subsidiary of SHTCML	391	402
—A fellow subsidiary of SHHCMI(HK)L	72	—
	463	402
Trade payables
—SHTCML	3,630	1,266
— Fellow subsidiaries of SHTCML	294	152
—A fellow subsidiary of SHHCMI(HK)L	1,644	1,940
	5,568	3,358
Other payables, accruals and advance receipts
—SHTCML (Note 18)	27,130	—
—SHHCMI(HK)L (Note 18)	27,130	—
—Fellow subsidiaries of SHHCMI(HK)L	1,356	1,256
	55,616	1,256

Balances with related parties are unsecured, interest-free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

23. Particulars of Principal Subsidiaries

				Equity
		Nominal value		interest
	Place of	of registered		attributable
	establishment	capital		to the Group

	and	December 31,
Name	operation	2023	2022	2023	2022	Type of legal entity	Principal activity

		(in RMB’000)
Shanghai Shangyao Hutchison Whampoa GSP Company Limited	PRC	20,000	20,000	100%	100%	Limited liability company	Distribution of drug products
Hutchison Heze Bio Resources & Technology Co., Limited (note)	PRC	—	1,500	—	100%	Limited liability company	Agriculture and sales of Chinese herbs

Note: Hutchison Heze Bio Resources & Technology Co., Limited was liquidated in June 2023.

24. Subsequent Events

The Group evaluated subsequent events through February 28, 2024, which is the date when the consolidated financial statements were issued.