Form 20-F
period 2024-12-31
HUTCHMED (China) Ltd
filed 2025-03-19
CIK 1648257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

871,601,095 ordinary shares were issued and outstanding as of December 31, 2024.

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

Large accelerated filer ☒	Accelerated filer ¨	Non-accelerated filer ¨	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepare or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

☐ Yes ☐ No

HUTCHMED (China) Limited

INTRODUCTION

This annual report on Form 20-F contains our audited consolidated statements of operations data for the years ended December 31, 2024, 2023 and 2022 and our audited consolidated balance sheet data as of December 31, 2024 and 2023. Our consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (“US GAAP”).

This annual report also includes audited consolidated income statement data for the years ended December 31, 2024, 2023 and 2022 and the audited consolidated statements of financial position data as of December 31, 2024 and 2023 for our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals. The financial statements of Shanghai Hutchison Pharmaceuticals have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

Unless the context requires otherwise, references herein to the “company,” “HUTCHMED,” “we,” “us” and “our” refer to HUTCHMED (China) Limited, a holding company incorporated in the Cayman Islands, and its consolidated subsidiaries and joint ventures, some of which, as noted below, are incorporated and operate in the PRC. “HUTCHMED Holdings” refers to HUTCHMED Holdings Limited, a subsidiary of the Company and a holding company incorporated in the Cayman Islands. “HUTCHMED Limited” refers to “HUTCHMED Limited”, a subsidiary of HUTCHMED Holdings which is incorporated in the PRC and through which we operate our Oncology/Immunology operations in China. Our other principal operating subsidiaries for our Oncology/Immunology operations are HUTCHMED International Corporation (incorporated in Delaware), HUTCHMED Holdings (HK) Limited (incorporated in Hong Kong) and HUTCHMED (Suzhou) Limited (incorporated and operates in the PRC). “Distribution Business” refers to Shanghai Hutchison Whampoa Pharmaceutical Sales Limited, our PRC-incorporated joint venture with Sinopharm through which we operate our principal consolidated joint venture. See Item 4. “Information on the Company—C. Organizational Structure” for a diagram illustrating our corporate structure.

Conventions Used in this Annual Report

Unless otherwise indicated, references in this annual report to:

●	“1L” are to first-line;
●	“2L” are to second-line;
●	“3L” are to third-line;
●	“AIHA” are to autoimmune haemolytic anaemia;
●	“ASCO” are to the American Society of Clinical Oncology Annual Meeting;
●	“ADC” are to antibody-drug conjugate;
●	“ADRs” are to the American depositary receipts, which evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents five ordinary shares;
●	“AML” are to acute myeloid leukemia;
●	“ASH” are to the American Society of Hematology Annual Meeting and Exposition;
●	“AstraZeneca” are to AstraZeneca AB (publ);

●	“BeiGene” are to BeOne Medicines Ltd.;
●	“BID” are to twice daily;
●	“BRAF” are to Proto-oncogene B-Raf;
●	“BsAb” are to bispecific antibody;
●	“BTK” are to Bruton’s tyrosine kinase;
●	“BTC” are to biliary tract cancer;
●	“CC” are to cervical cancer;
●	“China” or “PRC” refers to the People’s Republic of China including Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;
●	“CLL” are to chronic lymphocytic leukemia;
●	“CK Hutchison” are to CK Hutchison Holdings Limited, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange, and the ultimate parent company of our largest shareholder, Hutchison Healthcare Holdings Limited;
●	“CMML” are to chronic myelomonocytic leukaemia;
●	“CRC” are to colorectal cancer;
●	“CSF-1R” are to the colony-stimulating factor 1 receptor;
●	“DCR” are to disease control rate;
●	“Distribution Business” are to Shanghai Hutchison Whampoa Pharmaceutical Sales Limited (formerly Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited), our PRC-incorporated joint venture with Sinopharm in which we have a 50.9% interest and through which we operate our principal consolidated joint venture;
●	“DLBCL” are to diffuse large B cell lymphoma;
●	“DoR” are to duration of response;
●	“DLT” are to dose limiting toxicity;
●	“EGFR” are to epidermal growth factor receptor;
●	“EGFRm” are to epidermal growth factor receptor mutated;
●	“EHA” are to the European Hematology Association Congress;
●	“ELCC” are to the European Lung Cancer Congress;

●	“Eli Lilly” are to Lilly (Shanghai) Management Company Limited;
●	“EMA” are to the European Medicines Agency;
●	“EMC” are to endometrial cancer;
●	“epNET” are to extra-pancreatic neuroendocrine tumor;
●	“ERK” are to extracellular signal-regulated kinase;
●	“ESCC” are to esophageal squamous cell carcinoma;
●	“E.U.” are to the European Union;
●	“EZH2” are to enhancer of zeste homolog 2;
●	“FDA” are to the U.S. Food and Drug Administration;
●	“FGFR” are to fibroblast growth factor receptor;
●	“FL” are to follicular lymphoma;
●	“GC” are to gastric cancer;
●	“H&N” are to head and neck;
●	“Hain Celestial” are to The Hain Celestial Group, Inc., a Nasdaq-listed, natural and organic food and personal care products company;
●	“HER2” are to human epidermal growth factor receptor 2;
●	“HGF” are to hepatocyte growth factor;
●	“HK$” or “HK dollar” are to the legal currency of the Hong Kong Special Administrative Region;
●	“HR+” are to hormone receptor-positive;
●	“HUTCHMED Science Nutrition” are to HUTCHMED Science Nutrition Limited, our previous wholly owned subsidiary which we divested in December 2023;
●	“Hutchison Hain Organic” are to Hutchison Hain Organic Holdings Limited, our previous joint venture with Hain Celestial in which we had a 50% interest and divested in December 2023;
●	“Hutchison Healthcare” are to Hutchison Healthcare Limited, our wholly owned subsidiary;
●	“HUTCHMED Limited”, our PRC-incorporated subsidiary through which we operate our Oncology/Immunology operations in China and in which we have a 99.8% interest;
●	“HUTCHMED Holdings” are to HUTCHMED Holdings Limited, our subsidiary incorporated in the Cayman Islands in which we have a 99.8% interest and which is the indirect holding company of HUTCHMED Limited;

●	“IDMC” are to the independent data monitoring committee;
●	“IDH1 and IDH2” are to isocitrate dehydrogenase-1 and isocitrate dehydrogenase-2;
●	“IHCC” are to intra-hepatic cholangiocarcinoma;
●	“Inmagene” are to Inmagene Biopharmaceuticals;
●	“Innovent” are to Innovent Biologics, Inc.;
●	“IO” are to immuno-oncology;
●	“ITP” are to immune thrombocytopenia purpura;
●	“MCL” are to mantle cell lymphoma;
●	“MDS” are to myelodysplastic syndromes;
●	“MET” are to mesenchymal epithelial transition factor;
●	“METex14” are to MET exon 14;
●	“MIBC” are to muscle invasive bladder cancer;
●	“MLN” are to myeloid/lymphoid neoplasm;
●	“MS” are to multiple sclerosis;
●	“MZL” are to marginal zone lymphoma;
●	“n/a” are to data not available;
●	“NDA” are to new drug application;
●	“NET” are to neuroendocrine tumor;
●	“NHL” are to Non-Hodgkin lymphoma;
●	“NHSA” are to China National Healthcare Security Administration;
●	“NMIBC” are to non-muscle invasive bladder cancer;
●	“NMPA” ” are to China National Medical Products Administration;
●	“NRDL” are to China National Reimbursement Drug List;
●	“NSCLC” are to non-small cell lung cancer;
●	“OD” are to once a day;
●	“ordinary shares” or “shares” are to our ordinary shares, par value $0.10 per share;

●	“ORR” are to objective response rate;
●	“PDAC” are to pancreatic ductal adenocarcinoma;
●	“PMDA” are to Japan Pharmaceuticals and Medical Devices Agency;
●	“PFS” are to progression free survival;
●	“PI3Kδ” are to phosphoinositide 3-kinase-δ;
●	“pMMR” are to proficient mismatch repair;
●	“pNET” are to pancreatic neuroendocrine tumor;
●	“PRCC” are to papillary renal cell carcinoma;
●	“r/r” are to relapsed and/or refractory;
●	“RAS” are to rat sarcoma;
●	“RCC” are to renal cell carcinoma;
●	“RMB” or “renminbi” are to the legal currency of the PRC;
●	“RP2D” are to the recommended phase 2 dose;
●	“SEHK” are to The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange;
●	“Shanghai Hutchison Pharmaceuticals” are to Shanghai Hutchison Pharmaceuticals Limited, our non-consolidated joint venture with Shanghai Pharmaceuticals in which we have a 50% interest;
●	“Shanghai Pharmaceuticals” are to Shanghai Pharmaceuticals Holding Co., Ltd., a leading pharmaceutical company in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange;
●	“SHP2” are to Src homology-2 domain-containing tyrosine phosphatase 2;
●	“Sinopharm” are to Sinopharm Group Co. Ltd., a leading distributor of pharmaceutical and healthcare products and a leading supply chain service provider in China listed on the Hong Kong Stock Exchange;
●	“SLE” are to systemic lupus erythematosus;
●	“SLL” are to small lymphocytic lymphoma;
●	“Syk” are to spleen tyrosine kinase;
●	“Takeda” are to Takeda Pharmaceuticals International AG;
●	“TEAEs” are to treatment emergent adverse events;
●	“TKI” are to tyrosine kinase inhibitor;
●	“TGCT” are to tenosynovial giant cell tumor;

●	“TN” are to triple-negative;
●	“TNBC” are to triple-negative breast cancer;
●	“TRAEs” are to treatment-related adverse events;
●	“UC” are to urothelial cancer;
●	“TTR” are to time to response;
●	“U.S.” or “United States” are to the United States of America;
●	“VEGF” are to vascular endothelial growth factor;
●	“VEGFR” are to vascular endothelial growth factor receptor;
●	“wAIHA” are to warm autoimmune haemolytic anaemia.

●	“WCLC” are to the World Conference on Lung Cancer;
●	“$” or “U.S. dollars” are to the legal currency of the United States of America; and
●	“£” or “pound sterling” are to the legal currency of the United Kingdom.

References in this annual report to our “Oncology/Immunology” operations are to all activities related to oncology/immunology, including sales, marketing, manufacturing and research and development with respect to our drugs and drug candidates, and references to our “Other Ventures” are to all of our other businesses.

Our reporting currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into dollars for the convenience of the reader. Unless otherwise stated, all translations of pound sterling into U.S. dollars were made at £1.00 to $1.26, all translations of RMB into U.S. dollars were made at RMB7.36 to $1.00 and all translations of HK dollars into U.S. dollars were made at HK$7.8 to $1.00, which are the exchange rates used in our audited consolidated financial statements as of December 31, 2024. We make no representation that the pound sterling, HK dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars, pounds sterling or HK dollars, as the case may be, at any particular rate or at all.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The words “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “project,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. These forward-looking statements include statements regarding:

●	the initiation, timing, progress and results of our or our collaboration partners’ pre-clinical and clinical studies, and our research and development programs;
●	our or our collaboration partners’ ability to advance our drug candidates into, and/or successfully complete, clinical studies;
●	the timing of regulatory filings and the likelihood of favorable regulatory outcomes and approvals;
●	regulatory developments in China, the United States and other countries;
●	the ability of our or our collaboration partners’ drug sales team to effectively develop and execute promotional and marketing activities to support the marketing and sales of our approved drug candidates;
●	the timing, progress and results of our or our collaboration partners’ commercial launches, the rate and degree of market acceptance and potential market for any of our approved drug candidates;
●	the pricing and reimbursement of our and our joint ventures’ products and our approved drug candidates;
●	our ability to contract on commercially reasonable terms with contract research organizations (“CROs”), third - party suppliers and manufacturers;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering our or our joint ventures’ products and our drug candidates;
●	the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical studies for our drug candidates;
●	estimates of our expenses, future revenue, capital requirements and our needs for additional financing;
●	our ability to obtain additional funding for our operations;
●	the potential benefits of our collaborations and our ability to enter into future collaboration arrangements;
●	the ability and willingness of our collaborators to actively pursue development activities under our collaboration agreements;

●	our receipt of milestone or royalty payments, service payments and manufacturing costs pursuant to our strategic alliances with AstraZeneca, Eli Lilly, Takeda and Inmagene;
●	our financial performance;
●	our ability to attract and retain key scientific and management personnel;
●	our relationship with our joint venture and collaboration partners;
●	developments relating to our competitors and our industry, including competing drug products;
●	changes in our tax status or the tax laws in the jurisdictions that we operate; and
●	developments in our business strategies and business plans.

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

C.   Reasons for the Offer and Use of Proceeds.

Not applicable.

D.   Risk Factors.

HUTCHMED (China) Limited is a Cayman Islands holding company which conducts its operations in China through its PRC subsidiaries (our corporate group does not utilize any variable interest entities). We face various legal and operational risks and uncertainties as a company with substantial operations in China. The PRC government has significant authority to exert influence on the ability of a company with substantial operations in China, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with PRC regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity, data privacy and from U.S. regulators if there is a lack of inspection from the U.S. Public Company Accounting Oversight Board (“PCAOB”), on our auditors, which is further discussed below under “—Holding Foreign Companies Accountable Act” and in various risk factors in this section. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government publishes from time to time new policies that can significantly affect our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of our ADSs and ordinary shares to significantly decline or in extreme cases, become worthless.

Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”), if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in the future is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See Item 3.D. “Risk Factors—Risks Relating to Our ADSs—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and Item 3.D. “ Risk Factors—Risks Relating to Our ADSs—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Furthermore, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, the CSRC published the Trial Measures and Listing Guidelines (defined below) on February 17, 2023, which became effective on March 31, 2023, designed to regulate overseas securities offerings by PRC domestic companies. There remains significant uncertainty as to the interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. As of the date of this annual report, in connection with our historical issuance of securities to foreign investors, we are not aware of any currently effective PRC laws, regulations and regulatory rules that would require us or our non-consolidated joint venture to obtain permissions from the China Securities Regulatory Commission (the “CSRC”), and we have not received any formal notice from any PRC authority indicating that we should apply for such permission or are subject to cybersecurity review or security assessment. If (i) we mistakenly conclude that certain regulatory filings, permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change and (iii) we are required to obtain such filings, permissions or approvals in the future, but fail to receive or maintain such filings, permissions or approvals, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. In addition, rules and regulations in China can change with little advance notice. These regulatory agencies may impose fines and penalties on our operations in China, limit our operations in China, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. Our non-consolidated joint venture faces the same risks as well. See also “Other Risks and Risks Relating to Doing Business in China—The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight and discretion over our business could result in a material adverse change in our operations and the value of our ordinary shares and ADSs. Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could materially and adversely affect us.” and “—The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares and ADSs could decline in value or become worthless.”

Cash Flows Through Our Organization

HUTCHMED (China) Limited is a Cayman Islands incorporated holding company with no material operations of its own. We conduct our operations primarily in China through our PRC subsidiaries and non-consolidated joint venture, collectively referred to as the Onshore Entities below. HUTCHMED (China) Limited has an indirect equity ownership interest in all Onshore Entities through offshore Hong Kong-incorporated holding companies, and it has received funding through various capital markets transactions. We also fund our operations through cash flows generated and dividend payments from our Oncology/Immunology and Other Ventures operations (substantially all of which have been generated in China), service and milestone and upfront payments from our collaboration partners to our PRC subsidiaries, and bank loans to our subsidiaries.

We utilize a portion of our funds outside of China to support the operations of our subsidiaries in China through capital contributions and/or shareholder loans, which are the only methods by which we can fund our subsidiaries under PRC laws and regulations. Such capital contributions and shareholder loans are subject to the satisfaction of applicable government registration and approval requirements in China and limitations on the amount of shareholder loans relative to the amount of total capital contributions. If such subsidiaries generate sufficient income, they may repay shareholder loans or distribute retained earnings through cash dividends as determined by their respective board of directors. Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The amount of any repayment of shareholder loans or dividend payments can be distributed to our various offshore subsidiaries through our offshore Hong Kong-incorporated holding companies. For more information, see Item 3.D. “Risk Factors—Other Risks and Risks Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.” and Item 4.B. “Business Overview—Regulations—PRC Regulation of Foreign Currency Exchange, Offshore Investment and State-Owned Assets—Regulation on Investment in Foreign invested Enterprises.” Our joint venture in China does not require intra-group funding as it has been profitable. Service and milestone and upfront payments from our collaboration partners are received directly by our PRC subsidiaries and reinvested into their operations.

For the year ended December 31, 2024, no fund was provided by HUTCHMED to its PRC subsidiaries. For the years ended December 31, 2023 and 2022, HUTCHMED provided funds to its PRC subsidiaries of $20.0 million and $310.0 million, respectively, of which $20.0 million and $100.0 million, respectively, were in the form of capital contributions and nil and $210.0 million, respectively, were in the form of shareholder loans. Additionally, during the years ended December 31, 2024, 2023 and 2022, shareholder loans of approximately $1.5 million, $2.6 million and $3.4 million were repaid by a PRC subsidiary, respectively. There were no transfers of assets other than transfers of cash to/from PRC subsidiaries in 2024, 2023 and 2022.

For the years ended December 31, 2024, 2023 and 2022, the Hong Kong immediate holding company of our onshore non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, received dividends totaling approximately $34.9 million, $42.3 million and $43.7 million, respectively. These dividends were subject to a 5% withholding tax upon distribution from Shanghai Hutchison Pharmaceuticals to its Hong Kong immediate holding company.

HUTCHMED also conducts operations outside of China through subsidiaries in the U.S. and E.U. Such subsidiaries in the U.S. and E.U. have entered into service agreements with our PRC subsidiaries pursuant to which cash is transferred by our PRC subsidiaries to them to support their operations via the settlement of service invoices based on actual activities.

We have comprehensive cash management policies in place, including specific policies with respect to fund transfers through our organization. Our management regularly monitors the liquidity position and funding requirements of our subsidiaries and joint venture. When funding is required by our operations in China, a thorough assessment is performed on the purpose of the funding (e.g., R&D investment, capital expenditures, etc.), the amount of funding and the form of injection (i.e., shareholder loans or capital contributions). Conversely, when a dividend distribution is to be made by an onshore joint venture, a similar assessment is performed on the cash flow forecast, sufficiency of funds and related factors. All necessary approvals are obtained at the chairman and chief executive officer levels and the board of directors for the relevant entities prior to any transfer. All such transfers and distributions are reviewed and approved by the relevant authorities where necessary, including the State Administration of Foreign Exchange (“SAFE”), and the State Administration for Market Regulations (“SAMR”). Our cash management policies and procedures also govern the management of any funds that are not yet required by our operations. Such funds are retained by our subsidiaries outside of China mainly in the form of short-term investments, such as time deposits with major banks in Hong Kong.

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

As a result, we have experienced negative cash flows from operations in the past. Our net cash used in operating activities was $268.6 million in 2022. Even though we generated net cash of $219.3 million and $0.5 million from our operating activities in 2023 and 2024 respectively, this may not continue in the future as it depends on a variety of factors, including but not limited to:

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

Investment in biopharmaceutical drug development is highly speculative. It entails substantial upfront expenditures and significant risk that a drug candidate might fail to gain regulatory approval or become commercially viable. Therefore, we expect to continue to incur significant expenses related to our ongoing operations, particularly research and development expenses, for the foreseeable future as we expand our development of, and seek regulatory approvals for, our drug candidates. We have historically generated net cash outflows from operations in 2022. Although our net cash from operations turned positive in 2023 and 2024, there is no guarantee that we will be able to continue to do so in the future as our operating cash flows depend on a number of variables that we may not be able to accurately predict or fully control, including the number and scope of our drug development programs and the associated cost of those programs, the cost of commercializing any approved products, our ability to generate revenue and the timing and amount of milestones and other payments we make or receive through arrangements with third parties. Our failure to generate positive cash flow from operations may adversely affect our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.

We face risks with our short-term investments and in collecting our accounts receivables.

Our short-term investments are bank deposits with maturities of more than three months but less than one year. Our short-term investments were $602.7 million and $682.1 million as of December 31, 2023 and 2024, respectively, and are placed with major financial institutions. These investments may earn yields substantially lower than expected. Failure to realize the benefits we expected from these investments may materially and adversely affect our business and financial results. To date, we have experienced no loss or lack of access to our invested cash or cash equivalents; however, we can provide no assurance that access to our invested cash and cash equivalents will not be impacted by adverse conditions in the financial and credit markets.

Our accounts receivable balance, net of allowance for credit losses, totaled $116.9 million and $155.5 million as of December 31, 2023 and 2024, respectively. We have policies and procedures in place to ensure that sales are made to customers with an appropriate credit history. We perform periodic credit evaluations of our customers and monitor risk factors and forward-looking information, such as country risk, when determining credit limits for customers. However, there can be no assurance such policies and procedures will effectively limit our credit risk and enable us to avoid losses, which could adversely affect our financial condition and results of operations. In addition, amounts due to us are not covered by collateral or credit insurance. If we fail to collect all or part of such accounts receivable in a timely manner, or at all, our financial condition may be materially and adversely affected.

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

Successful commercialization of our drug candidates is subject to many risks. Savolitinib is marketed as Orpathys in collaboration with our partner, AstraZeneca. We have partnered with Eli Lilly and Takeda on the commercialization of fruquintinib. Surufatinib is marketed by us as Sulanda without the support of a collaboration partner. Savolitinib, fruquintinib and surufatinib are the first innovative oncology drugs we, as an organization, have commercialized, and there is no guarantee that we or our collaboration partners will be able to successfully commercialize them or any of our other drug candidates for their approved indications. There are numerous examples of failures to meet expectations of market potential, including by pharmaceutical companies with more experience and resources than us. There are many factors that could cause the commercialization of savolitinib, fruquintinib and surufatinib or our other drug products to be unsuccessful, including a number of factors that are outside our control. In the case of fruquintinib, for example, the 3L metastatic colorectal cancer (“mCRC”), patient population in China may be smaller than we estimate or physicians may be unwilling to prescribe, or patients may be unwilling to take, fruquintinib for a variety of reasons. Additionally, any negative development for fruquintinib, surufatinib or savolitinib in clinical development in additional indications, or in regulatory processes in other jurisdictions, may adversely impact the commercial results and potential of savolitinib, fruquintinib and surufatinib in China and globally. For example, in April 2022, the FDA issued a Complete Response Letter regarding the NDA for surufatinib for the treatment of non-pancreatic NETs and pNETs and determined that the data package submitted did not support an approval in the U.S. at the time. We subsequently withdrew our submissions to the FDA and the EMA for surufatinib. Thus, significant uncertainty remains regarding the commercial potential of savolitinib, fruquintinib and surufatinib.

Although our operations were profitable in 2024, we may not continue to achieve profitability based on the revenue to be generated from savolitinib, fruquintinib and surufatinib and/or our other drug candidates, if ever. If the commercialization of savolitinib, fruquintinib, surufatinib and/or our other drug candidates is unsuccessful or perceived as disappointing, our stock price could decline significantly and the long-term success of the product and our company could be harmed.

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

We may expend our limited resources to develop technology platforms that do not turn out to be successful.

A part of our research and development efforts is to develop in-house technology platforms to facilitate the discovery and development of drug candidates. There can be no assurance that the development of such technology platforms will be successful. For example, we have designed a next-generation in-house platform to develop antibody-targeted therapy conjugates (“ATTCs”), a type of small molecule targeted therapeutics that combine antibodies with targeted therapeutics instead of cytotoxins, thereby offering dual mechanisms for addressing a target. It is uncertain whether the benefits of ATTCs shown in preclinical studies can be achieved in clinical trials of ATTC drug candidates, which are expected to initiate in late 2025.

The regulatory approval processes of FDA, NMPA, EMA, PDMA and comparable authorities in other countries are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our ability to generate revenue will be materially impaired.

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

Furthermore, even though the NMPA has granted approval for fruquintinib and surufatinib for use in third-line mCRC and NET patients, respectively, and approval for savolitinib for lung cancer with MET exon 14 skipping alterations, we are still subject to substantial, ongoing regulatory requirements. See “—Even if we or our collaboration partners receive regulatory approval for our drug candidates, we or our collaboration partners are subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.”

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

We and our collaboration partners, including AstraZeneca, Eli Lilly, Takeda, Inmagene, Innovent, and Epizyme, Inc. (a subsidiary of Ipsen Pharma SAS, “Epizyme”) may experience delays in completing our pre-clinical or clinical trials, and numerous unforeseen events could arise during, or as a result of, future clinical trials, which could delay or prevent us from receiving regulatory approval, including:

●	regulators, institutional review boards (“IRBs”), ethics committees or the China Human Genetic Resources Administration Office may not authorize us or our investigators to commence or conduct a clinical trial at a prospective trial site;
●	we may experience delays in reaching, or we may fail to reach, agreement on acceptable terms with prospective trial sites and prospective CROs, who conduct clinical trials on behalf of us and our collaboration partners, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	clinical trials may produce negative or inconclusive results, and we or our collaboration partners may decide, or regulators may require us or them, to conduct additional clinical trials or we may decide to abandon drug development programs;
●	the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;
●	third-party contractors used in our clinical trials may fail to comply with regulatory requirements or meet their contractual obligations in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we or our collaboration partners add new clinical trial sites or investigators;
●	we or our collaboration partners may elect to, or regulators, IRBs or ethics committees may require that we or our investigators, suspend or terminate clinical research for various reasons, including non-compliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;
●	the cost of clinical trials of our drug candidates may be greater than we anticipate;
●	the supply or quality of our drug candidates, companion diagnostics, if any, or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate; and
●	our drug candidates may have undesirable side effects or unexpected characteristics, causing us or our investigators, regulators, IRBs or ethics committees to suspend or terminate the trials, or reports may arise from pre-clinical or clinical testing of other cancer therapies that raise safety or efficacy concerns about our drug candidates.

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

Patient enrollment may be affected by other factors including:

●	the severity of the disease under investigation;
●	the total size and nature of the relevant patient population;
●	the design and eligibility criteria for the clinical trial in question;
●	the availability of an appropriate genomic screening test/companion diagnostic;
●	the perceived risks and benefits of the drug candidate under study;
●	the efforts to facilitate timely enrollment in clinical trials;
●	the patient referral practices of physicians;
●	the availability of competing therapies which are undergoing clinical trials;
●	the ability to monitor patients adequately during and after treatment;
●	the proximity and availability of clinical trial sites for prospective patients; and
●	the impact of the spread of infectious diseases, including but not limited to the duration and scope of related government orders and restrictions.

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

Clinical trials assess a sample of the potential patient population. With a limited number of patients and duration of exposure, rare and severe side effects of our drug candidates may only be uncovered with a significantly larger number of patients exposed to the drug candidate. If our drug candidates receive regulatory approval and we or others identify undesirable side effects caused by such drug candidates (or any other similar drugs) after such approval, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw or limit their approval of such drug candidates;
●	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contra-indication;
●	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;
●	we may be required to change the way such drug candidates are distributed or administered, conduct additional clinical trials or change the labeling of the drug candidates;
●	regulatory authorities may require a Risk Evaluation and Mitigation Strategy (“REMS”), plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;
●	we may be subject to regulatory investigations and government enforcement actions;
●	we may decide to remove such drug candidates from the marketplace;
●	we could be sued and held liable for injury caused to individuals exposed to or taking our drug candidates; and
●	our reputation may suffer.

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

Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted by qualified investigators in accordance with current good clinical practices (“GCPs”), including review and approval by an independent ethics committee and receipt of informed consent from trial patients. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the patient population for any clinical trial conducted outside of the United States must be representative of the population for which we intend to seek approval in the United States. In addition, while these clinical trials are subject to applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also comply with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the U.S. If the FDA does not accept the data from our clinical trials conducted outside the United States, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our ability to develop and market these or other drug candidates in the United States. In April 2022, we received a Complete Response Letter from the FDA regarding the NDA for surufatinib for the treatment of pNETs and non-pancreatic NETs. The FDA determined that the data package submitted in the application, based on two successful Phase III trials in China and one bridging study in the U.S., were not sufficient to support approval in the U.S. The Complete Response Letter indicated that a multi-regional clinical trial would be required for U.S. approval. We subsequently withdrew our submissions to the FDA and the EMA for surufatinib.

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

Under the Breakthrough Therapy Drug Review Procedures (For Trial Implementation), the Review and Approval Procedures for Conditional Approval of Drug Marketing Applications (For Trial Implementation), and the Priority Review and Approval Procedures for Drug Marketing Authorization (For Trial Implementation), the NMPA (or, where applicable, the National Health Commission, or the NHC) may grant priority review approval (i) to innovative drugs or new improved drugs undergoing clinical trials that are used to prevent and treat diseases that are seriously life-threatening or which seriously affect quality of life for which there is no effective prevention or treatment, or for which there is sufficient evidence to show obvious clinical advantages compared with existing treatments, (ii) to drugs undergoing clinical trials which meet the conditions for conditional approval specified in the Technical Guidelines for Conditional Approval of Drugs, (iii) to innovative drugs and new improved drugs which are in shortage, prevent and treat major infectious diseases and rare diseases, (iv) to new varieties, dosage forms and specifications that meet the physiological characteristics of children, (v) to vaccines (including innovative vaccines) urgently needed for control and prevention of diseases, and (vi) under other circumstances stipulated by the NMPA. Priority review provides a fast track process for drug registration. In the past, we received priority review status for a number of our drug candidates, including for example fruquintinib for the treatment of advanced CRC, savolitinib for the treatment of NSCLC and ITP, tazemetostat for FL, and surufatinib for the treatment of advanced NET. Our candicate combination therapy, savolitinib in combination with Tagrisso, for the treatment of advanced or metastatic EGFR mutation-positive NSCLC with MET amplification after disease progression on EGFR inhibitor, was granted both priority review and Breakthrough Therapy designation by the NMPA. We anticipate that we may seek priority review for certain of our other drug candidates in the future.

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

On March 17, 2018, the General Office of the State Council of China promulgated the Measures for the Management of Scientific Data, or the Scientific Data Measures, which provides a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded at least in part by the Chinese government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. Given that the term state secret is not clearly defined in the Scientific Data Measures, if and to the extent our research and development of drug candidates will be subject to the Scientific Data Measures and any subsequent laws as required by the relevant government authorities, we cannot assure you that we can always obtain relevant approvals for sending scientific data (such as the results of our pre-clinical studies or clinical trials conducted within China) abroad or to our foreign partners in China. The PRC Personal Information Protection Law, effective November 2021, provides that where a personal information processor needs to provide personal information outside the territory of the PRC due to business or other needs, it shall meet any of the following conditions: (i) it shall pass the security evaluation organized by the Cyberspace Administration of China (“CAC”) in accordance with the provisions of Article 40 thereof, (ii) it shall have been certified by a specialized agency for protection of personal information in accordance with the provisions of the CAC, (iii) it shall enter into a contract with the overseas recipient under the standard contract formulated by the CAC, specifying the rights and obligations of both parties, or (iv) it shall meet other conditions prescribed by laws, administrative regulations or the CAC. If we are unable to obtain necessary approvals or meet the necessary requirements in a timely manner, or at all, our research and development of drug candidates may be hindered, which may materially and adversely affect our business, results of operations, financial conditions and prospects. If the relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under the Scientific Data Measures, we may be subject to fines and other administrative penalties imposed by those government authorities.

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

Changes in U.S. and international trade policies, particularly with respect to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including imposing several rounds of tariffs and export control restrictions affecting certain products manufactured in China, imposing certain sanctions and restrictions in relation to China, and issuing statements indicating enhanced review of companies with significant China-based operations or the possibility of legislation that restricts or prohibits U.S. investment in certain companies operating in China. The Chinese government has, from time to time, responded by imposing its own tariffs, trade restrictions, and other regulations in response. On February 1, 2025, President Trump issued an executive order to impose a new 10% tariff on all imports from China to take effect on February 4, 2025. On March 3, 2025, President Trump issued another executive order to impose an additional 10% tariff on all imports from China to take effect on March 4, 2025. It is unknown whether and to what extent new tariffs, export controls, or other new laws or regulations will be adopted, or the effect that any such actions would have on us or our industry.

Further, some of our manufacturers and suppliers are located in China. Trade tensions and conflicts between the United States and China have been escalating in recent years and, as such, we are exposed to the possibility of product supply disruption and increased costs and expenses in the event of changes to the laws, rules, regulations and policies of the governments of the United States or China, or due to geopolitical unrest and unstable economic conditions. Certain Chinese biotechnology companies may become subject to trade restrictions, sanctions, other regulatory requirements or proposed legislation by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting their supply of material to us. For example, in February 2024, U.S. lawmakers called for investigations into and the imposition of possible economic sanctions against certain Chinese biotechnology companies over alleged ties to the Chinese military. In addition, the recently proposed BIOSECURE Act introduced in the House of Representatives, as well as a substantially similar bill in the Senate, targets certain Chinese biotechnology companies. If these bills become law, or similar laws are passed, they would have the potential to severely restrict the ability of companies to contract with certain Chinese biotechnology companies of concern without losing the ability to contract with, or otherwise received funding from, the U.S. government. Such disruptions could have adverse effects on the development of our product candidates and our business operations.

Any unfavorable government policies on international trade, such as export controls, capital controls or tariffs, may increase the cost of manufacturing our product candidates and platform materials, affect the demand for our drug products (if and once approved), the competitive position of our product candidates, and import or export of raw materials and finished product candidate used in our and our collaborators’ preclinical studies and clinical trials, particularly with respect to any product candidates and materials that we import from China. If any new tariffs, export controls, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if either the U.S. or Chinese government takes retaliatory trade actions due to the recent trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

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

We are party to a joint venture agreement with Shanghai Pharmaceuticals, relating to our non-consolidated joint venture namely, Shanghai Hutchison Pharmaceuticals, which forms part of the operations of our Other Ventures. In January 2025, we announced the proposed disposal of 45% equity interest in Shanghai Hutchison Pharmaceuticals. Upon the completion of such disposal, we will retain an indirect 5% equity interest in Shanghai Hutchison Pharmaceuticals. Our equity in earnings of such non-consolidated joint venture, net of tax, was $49.7 million, $47.3 million and $46.5 million for the years ended December 31, 2022, 2023 and 2024, respectively, as recorded in our consolidated financial statements. As such, our results of operations and financial performance have been, and will continue to be, affected by the financial performance of such joint venture as well as any other equity investees we have or may have in the future. We may also be required to recognize an impairment charge in our consolidated financial statements if there is a decline in the fair market value of our investments in such businesses below their carrying amounts for whatever reason that is determined to be other-than-temporary. Furthermore, we have consolidated joint ventures with Sinopharm which accounted for substantially all of our Other Ventures’ consolidated revenue for the years ended December 31, 2022, 2023 and 2024.

As a result, our ability to fund our operations and pay our expenses or to make future dividend payments, if any, is partly dependent on the earnings of our joint ventures and the payment of those earnings to us in the form of dividends. Payments to us by our joint ventures will be contingent upon our joint ventures’ earnings and other business considerations and may be subject to statutory or contractual restrictions. Each joint venture’s ability to distribute dividends to us is subject to approval by their respective boards of directors, which in the case of Shanghai Hutchison Pharmaceuticals is comprised of an equal number of representatives from each party but is subject to change if the proposed disposal of our 45% equity interest in Shanghai Hutchison Pharmaceuticals is closed, in which case we would retain only 5% equity interest in Shanghai Hutchison Pharmaceuticals. Furthermore, our ability to promptly sell one or more of our interests in our joint ventures in response to changing corporate strategy or economic, financial and investment conditions is limited. The market for such investments can be affected by various factors, such as general economic and market conditions, availability of financing, interest rates and investor demand, many of which are beyond our control. If we determine to sell any of our joint venture investments, we cannot predict if we will be successful or whether any price or other terms offered by a prospective purchaser would be acceptable to us.

Operationally, our joint venture partners have certain responsibilities and/or certain rights to exercise control or influence over operations and decision-making under the joint venture arrangements. Therefore, the success of our joint ventures depends on the efforts and abilities of our joint venture parties. For example, we appoint the general managers of Distribution Business and Shanghai Hutchison Pharmaceuticals pursuant to the respective joint venture agreements governing these entities and therefore oversee the day-to-day management of these joint ventures. However, we still rely on our joint venture partners Sinopharm and Shanghai Pharmaceuticals to provide certain distribution and logistics services. See “—Risks Relating to Our Dependence on Third Parties—Joint ventures form an important part of our Other Ventures, and our ability to manage and develop the businesses conducted by these joint ventures depends in part on our relationship with our joint venture partners” for more information.

We may not be successful in building a commercial team to successfully manufacture, sell and market our approved drugs, and we may not be able to generate any revenue from such products.

We have leveraged our experience operating our prescription drugs business to commercialize certain of our approved, internally developed drug candidates in China. We must adapt our know-how to build a specific oncology and/or immunology focused sales and marketing team. As of December 31, 2024, we had an oncology commercial team with about 770 staff to support the commercialization of fruquintinib, surufatinib and our other drug candidates, if approved. There are risks involved in establishing an in-house oncology commercial team. For example, recruiting and/or training a sales force to detail our approved drug candidates is time consuming and could delay any drug launch. Factors that may inhibit our efforts to commercialize our drug candidates include:

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

In China, for example, the Ministry of Human Resources and Social Security of the PRC (the “MOHRSS”) or provincial or local human resources and social security authorities, together with other government authorities, review the inclusion or removal of drugs from the Medicines Catalogue for the National Basic Medical Insurance, Labor Injury Insurance and Childbirth System in China, or the NRDL, or provincial or local medical insurance catalogues for the National Medical Insurance Program, and the category under which a drug will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are made based on a number of factors, including price and efficacy. Depending on the category under which a drug is classified in the provincial medicine catalogue, a National Medical Insurance Program participant residing in that province can be reimbursed for the full cost of Category A medicine and for the majority of the cost of a Category B medicine. In some instances, if the price range designated by the local or provincial government decreases, it may adversely affect our business and could reduce our total revenue, and if our revenue falls below production costs, we may stop manufacturing certain products. Since January 2020, January 2022 and March 2023, Elunate, Sulanda and Orpathys have been included in China’s NRDL as a Category B medicine, respectively.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs which may affect reimbursement rates of our drug candidates if approved. Various U.S. federal and state laws have been enacted to control drug pricing or require manufacturers to disclose information about drug pricing. For example, the Inflation Reduction Act of 2022, or IRA, was signed into law, and, among other provisions, mandates the negotiation of eligible Medicare Part B and Part D drugs; redesigns the Medicare Part D benefit; and imposes inflationary rebates for Medicare drugs that increase in price faster than the rate of inflation.

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

We are dependent on our, our collaboration partners’, our joint ventures’ and/or our contract manufacturer’s facilities for the clinical and commercial supplies of our drug candidates and products, as well as the principal products of our joint ventures.

The finished products of fruquintinib and surufatinib sold by our Oncology/Immunology operations are manufactured at our manufacturing facility in Suzhou, China. We have outsourced the manufacture of the active pharmaceutical ingredients of fruquintinib, surufatinib and savolitinib to third-party manufacturers based in China. We also outsourced the manufacture of finished product of savolitinib to a third-party manufacturer based in China. We plan to manufacture finished products at our new manufacturing facility in Shanghai, China. Our ability to produce such drugs in China will be negatively impacted if we experience production problems at our Suzhou or Shanghai facilities or at our third party manufacturers’ facilities. In relation to the ex-China market, finished product for fruquintinib can be supplied by our Suzhou facility or a third-party manufacturer in Switzerland.

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

The active pharmaceutical ingredients used in some of our drug candidates and products are supplied to us from third-party vendors. Our ability to successfully develop our drug candidates, and to supply our commercial drugs in quantities sufficient to meet the market demand, depends in part on our ability to obtain the active pharmaceutical ingredients for these drugs in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing. We currently obtain active pharmaceutical ingredients for each of our drug candidates from a limited number of suppliers. In the event any of our current suppliers of such active pharmaceutical ingredient cease operations for any reason, it may lead to an interruption in our production and supply of the product. Our suppliers have no obligation to continue to accept purchase orders from us. Our suppliers may stop selling their products to us on commercially reasonable terms or at all. We may be unable to get them to accept additional orders or engage an alternate supplier on terms that are acceptable to us, which may undermine our ability to deliver our products to customers in a timely manner. Identifying reliable suppliers is an extensive process that requires us to evaluate their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices and ensure they meet our standards. Even if alternate suppliers are available to us or our manufacturers, identifying them is often difficult and time consuming. If we or our manufacturers are unable to obtain an ample supply of raw materials from our existing suppliers or alternative sources of supply, we may be unable to satisfy our customers’ orders, which could reduce our revenues, subject us to claims for damages and adversely affect our relationships with our customers. Accordingly, a loss of any of our largest suppliers could have an adverse effect on our business, financial condition, and results of operations.

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

Our equity interests in these operating companies do not provide us with the unilateral ability to control actions which require shareholder approval. In addition, under the joint venture contracts for these entities, the consent of the directors nominated by our joint venture partners is required for the passing of resolutions in relation to certain matters concerning the operations of these companies. As a result, although we participate in the management and nominate the management and run the day-to-day operations of our joint ventures, Distribution Business and Shanghai Hutchison Pharmaceuticals, we may not be able to secure the consent of our joint venture partners to pursue activities or strategic objectives that are beneficial to or that facilitate our overall business strategies. Furthermore, disagreements or disputes which arise between us and our joint venture partners may potentially require legal action to resolve and hinder the smooth operation of our Other Ventures or adversely affect our financial condition, results of operations and prospects.

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

Historically, we have relied on the reputation and experience of, and support provided by, our founding shareholder, a wholly owned subsidiary of CK Hutchison, to advance our joint ventures and collaborations in China and elsewhere. CK Hutchison indirectly held approximately 38.2% of our total outstanding share capital as of February 15, 2025. We believe that CK Hutchison group’s reputation in China has given us an advantage in negotiating collaborations and obtaining opportunities.

We also benefit from sharing certain services with the CK Hutchison group including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, participation in the CK Hutchison group’s pension, medical and insurance plans, participation in the CK Hutchison group’s procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. We pay a management fee to an affiliate of CK Hutchison for the provision of such services. In each of the years ended December 31, 2022, 2023 and 2024, we paid a management fee of approximately $1.0 million, $1.0 million and $1.1 million respectively. In addition, we benefited from the fact that two retail chains affiliated with the CK Hutchison group, PARKnSHOP and Watsons, sell certain of our Other Ventures’ products in their stores throughout Hong Kong and in other Asian countries. For the years ended December 31, 2022 and 2023, sales of our products to members of the CK Hutchison group amounted to $3.6 million and $1.9 million, respectively. Following the disposal of our 100% interest in Hutchison Hain Organic and 100% interest in HUTCHMED Science Nutrition, our agreements with members of the CK Hutchison group relating to the sale of our Other Ventures’ products in their stores were terminated in December 2023.

Our business also depends on certain intellectual property rights licensed to us by the CK Hutchison group. See “—Risks Relating to Intellectual Property—We, our collaboration partners and our joint ventures are dependent on trademark and other intellectual property rights licensed from others. If we lose our licenses for any of our products, we, our collaboration partners or our joint ventures may not be able to continue developing such products or may be required to change the way we market such products” for more information on risks associated with such intellectual property licensed to us.

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

There are numerous U.S. federal and state laws and regulations relating to the privacy and security of personal information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended, establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as “protected health information”), require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information, and create breach reporting obligations in cases of certain unauthorized uses or disclosures. While we do not believe that we are directly subject to HIPAA as either a “covered entity” or “business associate,” U.S. sites at which we conduct clinical trials are likely to be covered entities and thus must ensure that they obtain adequate patient authorization or establish another basis under HIPAA to disclose a clinical trial subject’s individually identifiable health information to us and other entities participating in our clinical trials. In addition to federal regulation, many U.S. states have begun to focus on efforts to regulate privacy and data security. For example, in California, the California Consumer Protection Act (“CCPA”), which went into effect on January 1, 2020 and was expanded by the California Consumer Privacy Rights Act (“CPRA”), which went into effect on January 1, 2023, collectively establishes a privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. A separate law, the California Confidentiality of Medical Information Act, also applies to pharmaceutical companies, including requirements for written authorization to use and disclose medical information and restrictions on the circumstances under which medical information can be used for marketing purposes. Several other states have also recently enacted or are considering comprehensive data privacy and security laws. Furthermore, all fifty states, the District of Columbia, Puerto Rico, and U.S. territories have enacted data breach notification laws that require, among other things, notifications to state governments and/or the affected individuals in the event of a data breach. These various state laws differ from one another and impose significant compliance burden. Although we take measures to protect sensitive data from unauthorized access, use or disclosure, and whenever possible contractually require third-party partners to do the same, our information technology and infrastructure and those of our third-party partners may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise those networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach, or other loss of information relating to our information technology and infrastructure or that of our third-party partners may subject us to reputation damage, increased scrutiny and liability including legal claims or proceedings and liability under federal or state laws that protect the privacy of personal information.

Regulatory authorities in China have implemented a number of legislative and regulatory proposals concerning data protection. The PRC Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection for “network operators,” which may include all organizations in China that provide services over the internet or another information network. The PRC Data Security Law, which took effect in September 2021, provides for a security review procedure for the data activities that may affect national security. The PRC Personal Information Protection Law, which took effect from November 2021, provides the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The PRC Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent. The Measures for Cybersecurity Review, which took effect on February 15, 2022, provides that critical information infrastructure operators that purchase network products and services and online platform operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review, and elaborates the factors to be considered when assessing the national security risks of the relevant activities. The Measures for Cybersecurity Review further stipulates that online platform operators holding personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this annual report, we have not received any formal notice from any PRC cybersecurity regulator that we should apply for or otherwise be subject to the cybersecurity review, or subject to any investigation or received any inquiry, notice or sanction on cybersecurity review. The exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations. In addition, on January 1, 2025, the Data Security Management Measures published by the State Council became effective. The Data Security Management Measures provide, among others, that data processors processing ‘important data’ should carry out risk assessments on their network data processing activities annually and submit risk assessment reports to the relevant competent departments at the provincial level or above. Important data is defined as data of specific fields, specific groups, specific regions, or of a certain level of precision and scale which, if tampered with, destroyed, leaked, illegally obtained, or misused, may directly endanger national security, the economy, social stability, and public health and safety. As there are still uncertainties regarding the enactment of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, we cannot assure you that we will be able to comply with such regulations in all respects.

The Measures on Security Assessment of Cross-border Data Transfer (“Security Assessment Measures”) were published on July 7, 2022, and became effective on September 1, 2022. The Security Assessment Measures specify that data controllers and/or critical information infrastructure operators will be subject to security assessment under the following circumstances: (i) data controllers exporting important data (which, under the Security Assessment Measures, is defined as data which if tampered with, damaged, leaked, or if obtained or used illegally may endanger national security, the economy, social stability, and public health and safety, etc.), (ii) critical information infrastructure operators or data controllers processing the personal information of one million people or more exporting personal information, (iii) data controllers who have exported the personal information of 100,000 people or the sensitive personal information of 10,000 people since January 1 of the previous year, or (iv) other situations provided for by the CAC that require a security assessment. As of the date of this annual report, we have not received any formal notice from any PRC cybersecurity regulator that the Company should apply for or otherwise be subject to security assessment, or subject to any investigation or received any inquiry, notice or sanction on security assessment. PRC government authorities may have wide discretion in the interpretation and enforcement of the Security Assessment Measures, including whether we have exported “important data” as defined thereunder, and thus there is uncertainty as to whether we may be subject to security assessment. Further, drafts of some of these measures have now been published, including the Measures on Security Assessment for Individual Information Cross-border Transfer (Draft for Comments) in June 2019, which may, upon enactment, require security review before transferring human health-related data out of China.

In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the Regulations of the PRC on the Administration of Human Genetic Resources (“HGR Regulations”), effective July 1, 2019 and amended on March 10, 2024, stipulates that use of Chinese human genetic resources (“HGR”), for the purposes of carrying out collaborative international scientific research shall be approved by the administrative department of health under the State Council. However, no approval is required for “international collaboration in clinical trials” that do not involve the export of HGR materials, provided that the two parties to the international collaboration shall file the type, quantity and usage of the HGR to be used with the administrative department of health under the State Council before clinical trials. The PRC Biosecurity Law, effective April 15, 2021 and amended on April 26, 2024, stipulates that foreign organizations and individuals, as well as institutions they establish or are the actual controllers of, must not collect or preserve HGR within the territory of China and must not provide China’s HGR to overseas. The Implementation Rules for the Administrative Regulation on Human Genetic Resources (“Implementation Rules for HGR”) became effective on July 1, 2023, setting out circumstances under which the provision of or granting of access to human genetic resource information to overseas organizations, individuals or agencies controlled thereby affecting public health, national security or public interest in China would be subject to security review by the Ministry of Science and Technology, including where (i) human genetic resource information of important genetic families is involved; (ii) human genetic resource information of specific regions is involved, (iii) exome sequencing and genome sequencing information resources with of a sample exceeding 500 individuals is involved; and (iv) other circumstances that may affect the public health, national security and social public interest of China. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of HGR samples and associated data and administrative fines, penalties and negative publicity.

Our clinical trial programs may implicate European data privacy laws, including the General Data Protection Regulation (“GDPR”) and local laws further implementing or supplementing the GDPR. The GDPR implements more stringent operational requirements for processors and controllers of personal data including requirements for such companies to be able to ensure and be able to demonstrate compliance with the GDPR. If our or our third-party partners’ privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or significant fines. In addition to statutory enforcement, non-compliance can lead to compensation claims by affected individuals, negative publicity and a potential loss of business. We are also subject to European laws on personal data export, as we may transfer personal data from the E.U. (or UK) to other jurisdictions which are not considered by the European Commission to offer “adequate” protection of personal data (such as Hong Kong or the United States). Following the Schrems II decision of the European Court of Justice in 2020, there has been intensified focus on exports of personal data which do not meet the high standards of protection expected by the E.U. Certain supervisory authorities in the E.U. have now begun to take enforcement action in this area, ordering restrictions on certain transfers of personal data to third countries such as the United States. These changes could require us to make operational changes and could increase costs and may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity that could have an adverse effect on our business.

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

We may experience earnings volatility and our near-term profitability may fluctuate as we engage in strategic transactions, including acquisitions, investments, joint ventures or divestitures. If unsuccessful, such transactions may have an adverse effects on our business.

From time to time, we may pursue strategic transactions, including acquisitions, investments, joint ventures and divestitures. For example, we are continuing to actively evaluate non-core assets divestment opportunities as part of our strategy to focus on our core businesses, which include the proposed disposal of our 45% equity interest in Shanghai Hutchison Pharmaceuticals for approximately $608 million. For more information, please refer to Item 4.A. “History and Development of the Company.”

When a non-core asset is sold, it typically results in a one-time gain or loss on the income statement. If the asset is sold for more than its book value, the difference is recorded as a gain, thereby boosting net income for the period. However, our non-core assets may be sold for less than book value, which would lead to a recorded loss and reduction in earnings. Divesting the non-core assets could also reduce future revenue if the assets contributed income. Any financial benefit from a divestment could be impacted if we face significant financial claims or significant post-closing price adjustments. Furthermore, the value of the assets to be divested may deteriorate while we are in the process of executing our divestment strategy, with the risk that we do not realize the anticipated benefits.

When we enter into in-licensing or collaboration agreements, we may be required to make the payment of significant “milestones” well before the relevant products reach the market, without any assurance that such investments will ultimately become profitable in the long term. Moreover, as we deploy cash for such business development opportunities, our earnings from interest income may be reduced.

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

We, our collaboration partners, our joint ventures and our third party contractors may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act (“FCPA”), U.S. healthcare fraud and abuse laws, the Bribery Act 2010 of the United Kingdom (“U.K. Bribery Act”), and Chinese anti-corruption laws, and any determination that we or they have violated these laws could have a material adverse effect on our business or our reputation.

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

We have granted, and may continue to grant, options, long-term incentive scheme (“LTIP”) awards and other types of awards under our 2015 Option Scheme and our LTIP (collectively, the “Schemes”), which may result in increased share-based compensation expenses and give rise to potential employment related disputes.

We have adopted the Options Schemes and LTIP for the purpose of granting share-based compensation awards to certain management, directors, employees and other eligible grantees as a means to retain, incentivize, reward, remunerate, compensate and/or provide benefits to eligible grantees. We recognized share-based compensation expenses of $30.6 million, $36.6 million and $21.6 million for the years ended December 31, 2022, 2023 and 2024, respectively, in our consolidated financial statements in accordance with US GAAP.

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

We conduct a substantial portion of our business through our subsidiaries and joint ventures in China. PRC laws and regulations govern our and their operations in China. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. See also “The PRC’s economic, political and social conditions, as well as governmental policies, could affect the business environment and financial markets in China, our ability to operate our business, our liquidity and our access to capital.” and “The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares and ADSs could decline in value or become worthless.”

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

The PRC government has indicated an intent to take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law (the “Opinions”). These Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision of overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

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

On February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality Provisions”), which came into effect on March 31, 2023. According to the Confidentiality Provisions, PRC domestic companies that directly or indirectly conduct overseas offerings and listings shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, whether directly or through their overseas listed entities, materials to securities services providers. In the event such materials contain state secrets or working secrets of government agencies, PRC domestic companies shall first obtain approval from authorities, and file with the secrecy administrative department at the same level with the approving authority; in the event that such materials, if divulged, will jeopardize national security or public interest, PRC domestic companies shall comply with procedures stipulated by national regulations. PRC domestic companies shall also provide a written statement of the specific sensitive information provided when providing materials to securities service providers, and such written statements shall be retained for inspection. Interpretation and implementation of the Confidentiality Provisions remain substantially uncertain.

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

We may pursue potential strategic acquisitions that are complementary to our business and operations. In doing so, we will be subject to a variety of PRC anti-monopoly laws. The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the SAMR when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings (“Prior Notification Rules”), issued by the State Council in 2008 and amended in 2018 and 2024, is triggered. PRC national security review rules, which became effective in September 2011, require a strict review of (a) mergers and acquisitions by foreign investors that raise “national defense and security” concerns and (b) mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns. The rules also prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

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

Substantially all of our revenue is denominated in renminbi, which currently is not a freely convertible currency. A portion of our revenue may be converted into other currencies to meet our foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, our subsidiaries and joint ventures are able to pay dividends in foreign currencies or convert renminbi into other currencies for use in operations without prior approval from the PRC State Administration of Foreign Exchange (“SAFE”), by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take future measures to restrict access to foreign currencies for current account transactions.

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

Our business benefits from certain PRC government tax incentives. Any changes to the tax incentives, or our PRC subsidiaries/joint ventures failing to continuously meet the criteria for these incentives, could have a material adverse effect on our operating results by significantly increasing our tax expenses.

Certain of our PRC subsidiaries and a joint venture have been granted High and New Technology Enterprise (“HNTE”), status by the relevant PRC authorities. This status allows the relevant enterprise to enjoy a reduced Enterprise Income Tax (“EIT”), rate at 15% on its taxable profits. For the duration of its HNTE grant, the relevant PRC enterprise must continue to meet the relevant HNTE criteria or else the 25% standard EIT rate will be applied from the beginning of the calendar year when the enterprise fails to meet the relevant criteria. If the rules for such incentives are amended, it would be uncertain whether any criteria as amended can be met, in which case the higher EIT rate may apply resulting in increased tax burden which will impact our business, financial condition, results of operations and growth prospects.

We may be treated as a resident enterprise for PRC Tax purposes under China’s Enterprise Income Tax Law and Implementation Rules (“EIT Law”), and our global income may therefore be subject to PRC income tax.

China’s EIT Law defines the term “de facto management bodies” as “bodies that substantially carry out comprehensive management and control on the business operation, employees, accounts and assets of enterprises.” Under the EIT Law, an enterprise incorporated outside of China whose “de facto management bodies” are located in China is considered a “resident enterprise” and will be subject to a uniform 25% EIT rate on its global income. On April 22, 2009, China’s State Administration of Taxation (“SAT”), in the Notice Regarding the Determination of Chinese - Controlled Offshore - Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, further specified certain criteria for the determination of what constitutes “de facto management bodies.” If all of these criteria are met, the relevant foreign enterprise may be regarded to have its “de facto management bodies” located in China and therefore be considered a resident enterprise in China. These criteria include: (i) the enterprise’s day - to - day operational management is primarily exercised in China; decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China; (ii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in China; and (iii) 50% or more of voting board members or senior executives of the enterprise habitually reside in China. Although Circular 82 only applies to foreign enterprises that are majority - owned and controlled by PRC enterprises, not those owned and controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may be adopted by the PRC tax authorities as the test for determining whether the enterprises are PRC tax residents, regardless of whether they are majority - owned and controlled by PRC enterprises.

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

The EIT Law provides that a withholding tax at the rate of 10% is applicable to dividends payable by a PRC resident enterprise to investors who are “non - resident enterprises” (i.e., that do not have an establishment or place of business in the PRC or that have such establishment or place of business but the relevant dividend is not effectively connected with the establishment or place of business). However, pursuant to Article 10.2(1) (the “Article”) of the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Arrangement”), withholding tax at a reduced rate of 5% may be applicable to dividends payable by PRC resident enterprises to beneficial owners of the dividends that are Hong Kong tax residents if certain requirements are met. There is uncertainty regarding whether the PRC tax authorities will consider us to be eligible to the reduced tax rate. If the Article is deemed not to apply to dividends payable by our PRC subsidiaries and joint ventures to their respective Hong Kong immediate holding companies that are ultimately owned by us, the withholding tax rate applicable to us will be the statutory rate of 10% instead of 5% which may potentially impact our business, financial condition, results of operations and growth prospects.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions, which could adversely affect our business, financial condition and results of operations.

In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies. Based on this regulation, PRC residents who are granted shares or share options by a company listed on an overseas stock market under its employee share option or share incentive plan are required to register with the SAFE or its local counterparts by following certain procedures. We and our employees who are PRC residents and individual beneficial owners who have been granted shares or share options have been subject to these rules due to our listing on the AIM market, Nasdaq and SEHK. We have registered the option scheme and the share incentive plan and will continue to assist our employees to register their share options or shares. However, any failure of our PRC individual beneficial owners and holders of share options or shares to comply with the SAFE registration requirements in the future may subject them to fines and legal sanctions and may, in rare instances, limit the ability of our PRC subsidiaries to distribute dividends to us.

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

Our success depends, in part, on our, our joint venture partners’ and our collaboration partners’ ability to protect our and our joint ventures’ and our collaboration partners’ products and drug candidates from competition by establishing, maintaining and enforcing our or their intellectual property rights. We, our joint ventures and our collaboration partners seek to protect the products and technology that we and they consider commercially important by filing PRC and international patent applications, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. As of December 31, 2024, we had 295 issued patents, including 29 PRC patents, 29 U.S. patents and 12 European patents, 347 patent applications pending in major market jurisdictions, and 7 pending Patent Cooperation Treaty (“PCT”), patent applications relating to the drug candidates of our Oncology/Immunology operations. For more details, see Item 4.B. “Business Overview—Patents and Other Intellectual Property.” Patents may become invalid and patent applications may not be granted for a number of reasons, including known or unknown prior art, deficiencies in the patent application or the lack of originality of the technology. In addition, the PRC and the United States have adopted the “first-to-file” system under which whoever first files an invention patent application will be awarded the patent. Under the first-to-file system, third parties may be granted a patent relating to a technology which we invented. Furthermore, the terms of patents are finite. The patents we hold and patents to be issued from our currently pending patent applications generally have a twenty-year protection period starting from the date of application.

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

From time to time, authorities in the United States, China, Europe and Japan and other government authorities may change the standards of patentability, and any such changes could have a negative impact on our business. For example, in the United States, the Leahy-Smith America Invents Act (“America Invents Act”), which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a “first-to-invent” system to a “first-to-file” system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. As a result of these changes, patent law in the United States may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The U.S. Patent and Trademark Office (“USPTO”), has developed regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act, including continually developing case law, may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will have on the cost of prosecuting our or our joint ventures’ patent applications and our or their ability to obtain patents based on our or our joint ventures’ discoveries and to enforce or defend any patents that may issue from our or their patent applications, all of which could have a material adverse effect on our business.

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

Chinese regulators have set forth a framework for integrating patent linkage and data exclusivity into the China regulatory regime, as well as for establishing a pilot program for patent term extension. To be implemented, this framework will require adoption of regulations. On October 17, 2020, the Standing Committee of the National People’s Congress published the Patent Law of PRC (Amended in 2020), which came into effect on June 1, 2021 (“Amended Patent Law”). The Amended Patent Law provides that, among other things, the owner of the patent for an innovative new drug that has been granted the marketing authorization in China is entitled to request the Patent Administration Department under the State Council to grant a patent term extension of up to five years, in order to compensate the time required for the regulatory approval for the commercialization of such innovative new drug, provided that the patent term of such innovative new drug shall not exceed a total of 14 years. Furthermore, the PRC government entered into the Economic and Trade Agreement Between the Government of the People’s Republic of China and the Government of the United States of America with the U.S. government in January 2020 which provides that the owner of the patent for an innovative new drug that has been granted the marketing authorization in China is entitled to request a patent term extension of up to five years, provided that the patent term of such innovative new drug shall not exceed a total of 14 years from the date of marketing approval in China. In accordance with the Rules for the Implementation of the Patent Law published by the State Council and effective January 20, 2024, during the extended term period of an invention patent for an innovative new drug, the scope of protection of the patent is limited to the technical solutions associated with that new drug and its approved indications; within the scope of protection, the rights enjoyed and obligations borne by the patent holder remain the same as before the patent term extension. If we are unable to obtain any patent term extension, or the term of any such extension is less than that we request, our competitors or other third parties may obtain approval of competing products following our patent expiration. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In March 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

As of February 15, 2025, Hutchison Healthcare Holdings Limited owned approximately 38.1% of our ordinary shares. Accordingly, Hutchison Healthcare Holdings Limited can influence the outcome of any corporate transaction or other matter submitted to shareholders for approval and the interests of Hutchison Healthcare Holdings Limited may differ from the interests of our other shareholders. Under our Articles of Association, certain matters, such as amendments to our amended and restated Memorandum and Articles of Association, require the approval of not less than three-fourths of votes cast by such shareholders as, being entitled so to do, vote in person (or, in the case of such shareholders as are corporations, by their respective duly authorized representative) or by proxy. Therefore, Hutchison Healthcare Holdings Limited’s approval will be required to achieve any such threshold. In addition, Hutchison Healthcare Holdings Limited has and will continue to have a significant influence over the management and the strategic direction of our company.

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

As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not required to file quarterly reports on Form 10-Q. We are also not subject to the proxy rules in the United States, and we are not required to follow the related disclosure requirements with respect to our annual general meetings, including disclosing a compensation discussion and analysis. Our disclosure with respect to our annual general meetings will be governed by the AIM Rules for Companies (“AIM Rules”), listing rules in Hong Kong and Cayman Islands requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares or ADSs.

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

We are a foreign private issuer as defined in the Securities Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States on June 30, 2025 and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2026, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S.-listed public company, should we lose our foreign private issuer status, we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

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

Significant revaluation of the renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we would receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us. Appreciation or depreciation in the value of the renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. In addition, our operating transactions and assets and liabilities in the PRC are mainly denominated in renminbi. Such amounts are translated into U.S. dollars for purpose of preparing our consolidated financial statements, with translation adjustments reflected in accumulated other comprehensive income/(loss) in shareholders’ equity. We recorded a foreign currency translation loss of $8.5 million, $6.6 million and $3.8 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The market price of our ADSs has been volatile. From March 17, 2016 to March 16, 2025, the closing sale price of our ADSs ranged from a high of $42.94 to a low of $7.65 per ADS.

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

The rules governing passive foreign investment companies (“PFICs”) can have adverse U.S. federal income tax consequences for U.S. investors of non-U.S. corporations. The PFIC status of a non-U.S. corporation for any taxable year depends upon the composition of its income and assets, the value of its assets and the classification of items of its income and assets as active or passive under the PFIC rules, as discussed further in Item 10.E. “Taxation—U.S. Taxation—Material U.S. Federal Income Tax Considerations with Respect to Ordinary Shares and ADSs.” Based on the composition of our income and assets and the estimated average value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our taxable year ended December 31, 2024. However, our PFIC status is a factual determination that is made on an annual basis and depends on particular facts and circumstances (such as the value of our assets, including goodwill and other intangible assets). We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status depends primarily on the average value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Therefore, if our market capitalization declines we may be or become a PFIC. In addition, there is uncertainty as to how to apply the PFIC rules for purposes of classifying certain of our income and assets as active or passive. Furthermore, the proportionate value of our passive assets may increase over time if the value of our ownership stake in any other company in which we own less than 25% (by value) increases. In light of the foregoing, no assurance can be provided that we were not, or will not be, a PFIC for any taxable year.

If we are or become a PFIC, U.S. investors in our ordinary shares and ADSs generally will be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. We do not expect to provide the information regarding our income that would be necessary in order for a U.S. investor to make a qualified electing fund (“QEF”) election if we are a PFIC for any taxable year. U.S. investors in our ordinary shares or ADSs should consult their tax advisors regarding all aspects of the application of the PFIC rules to their ordinary shares and ADSs.

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

We launched our novel drug research and development operations in 2002 with the establishment of our subsidiary HUTCHMED Limited, which is focused on discovering, developing and marketing drugs for the treatment of cancer and immunological diseases. A dozen of our in-house discovered drug candidates have entered clinical trials around the world and three have so far been approved for sale. Since 2001, we have also developed drug marketing and distribution platforms in China, which primarily focus on prescription drug and healthcare products through several joint ventures and subsidiary companies and are included in our Other Ventures.

We listed our ordinary shares on the AIM market in 2006, ADSs on the Nasdaq Global Select Market in 2016 and our ordinary shares on the SEHK in 2021.

On March 4, 2021 we announced the consolidation of the two corporate identities that we have used since our inception. Hutchison China MediTech (“Chi-Med”), which had been used as our group identity, while Hutchison MediPharma had been the identity of our novel drug research and development operations under which our oncology products had been developed and marketed. The brand HUTCHMED immediately replaced Chi-Med as our abbreviated name, and we changed our group company name at our Annual General Meeting in April 2021 from Hutchison China MediTech Limited to HUTCHMED (China) Limited.

As our focus is the discovery and development of novel therapies in oncology and immunology, we recently disposed of our interest in some non-core operations which we believe allows us to focus resources on our primary aim of accelerating investment in our Oncology/Immunology assets. In September 2021, we disposed of our investment in Hutchison Baiyunshan, our non-core and non-consolidated over-the-counter drug joint venture business. In December 2023, we disposed of our interests in our consolidated joint venture Hutchison Hain Organic and our wholly owned subsidiary HUTCHMED Science Nutrition. In January 2025, we announced the proposed disposal of 45% equity interest in Shanghai Hutchison Pharmaceuticals. We are also considering divesting other non-core businesses under our Other Ventures. Our principal executive offices are located at 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. Our telephone number at that address is +852 2121 8200. The address of our registered office in the Cayman Islands is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

See Item 5.B. “Liquidity and Capital Resources” for details on our capital expenditures for the years ended December 31, 2022, 2023 and 2024.

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

Broad pipeline of differentiated targeted therapies and immunotherapies built for the global market. We have a pipeline of differentiated drug candidates covering both novel and validated targets, including MET, VEGFR, FGFR, CSF-1R, Syk, EZH2, PI3Kδ, IDH, ERK, BTK, CD47, SHP2 and menin. The aim of our research is to develop drugs with high selectivity and superior safety profiles, a key benefit of which is that our drug candidates have the potential to be effectively paired with other oncology and immunology therapies at effective dosages with fewer side effects.

Commercially launching products while continuing to discover new assets. In China, three of our internally developed drugs, savolitinib, fruquintinib and surufatinib are commercially available to patients as Orpathys, Elunate and Sulanda, respectively. Outside of China, fruquintinib is marketed as Fruzaqla by our partner Takeda and received approval in the U.S. in November 2023, in the E.U. in June 2024, in Switzerland and Argentina in August 2024, in Canada, Japan and the United Kingdom in September 2024, in Australia and Singapore in October 2024, in Israel and the United Arab Emirates in December 2024, and in South Korea in March 2025. Regulatory applications are progressing in many other jurisdictions. To accelerate the availability of our innovative medicines for patients globally, we seek partnerships to commercialize our drugs outside of China, such as our partnership with AstraZeneca on savolitinib and with Takeda on fruquintinib. In addition, we have more than ten other drug candidates that have entered clinical development and several pre-clinical drug candidates.

Comprehensive global in-house discovery and development capabilities. We have a comprehensive drug discovery and development operation covering chemistry, biology, pharmacology, toxicology, chemistry and manufacturing controls for clinical and commercial supply, clinical and regulatory and other functions. It is led by a team of approximately 890 scientists, who have created one of the broadest global clinical pipelines among our peer oncology and immunology focused biotechnology companies. Currently, we are conducting approximately 40 different clinical studies in oncology patients globally, including over 15 Phase III registration and Phase II registration-intent studies underway.

Long-standing drug marketing and distribution experience to support the realization of in-house oncology innovations in China. We have built large-scale and profitable drug marketing and distribution capabilities through our Other Ventures operations, which primarily manufacture, market and distribute prescription drugs in China. Our more than 20 years of track record and deep institutional knowledge of the drug marketing and distribution process are being leveraged to bring our in-house oncology innovations to patients. We have built an in-house oncology drug sales team to approximately 770 persons at end of 2024 to support the commercialization of fruquintinib, surufatinib and our other innovative drugs, if approved, throughout China. Our oncology drug sales team covers approximately 3,200 hospitals and over 22,000 oncology physicians in China, a network that we estimate represents over 90% of oncology drug sales in China.

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

New in-house created platform with multiple potential IND candidates

Our ATTC next-generation technology platform leverages over 20 years of expertise in targeted therapies with small molecules inhibitors. ATTC drug candidates enriches the next wave of clinical development with the potential key advantages over traditional ADCs and/or small molecule medicines:

●Better efficacy through antibody-small molecule inhibitor combinations that will target specific mutations; overcome drug resistance and potentially support combinations with other targeted therapies, chemotherapy and immunotherapy, in early-line patient settings;
●Improved safety and prolonged treatment given lower off-tumor or off-target toxicity than small molecules, less myelosuppression than ADCs and better quality of life than cytotoxin-based conjugates;
●Attractive pharmacokinetics resulting from antibody-guided delivery to target sites, which will improve bioavailability and reduce drug-drug interactions when compared to oral small molecules inhibitors.

Build and scale our manufacturing and commercialization capabilities

We plan to leverage our long-standing drug marketing and distribution know-how and infrastructure to support our innovative oncology product launches, focusing in particular on the Chinese market. We have a more than 20-year track record of marketing and selling products in China. We possess an in-house oncology drug sales team in China of about 770 staff at the end of 2024. Outside of China, we look to form collaborations with leading biopharmaceutical companies and/or contract sales organizations to fully realize the value of our assets. We will also continue to enhance our global supply chain to support the sales of our approved drugs, including through our new manufacturing plant in Shanghai and by working with third-party manufacturers.

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

Oncology Commercial Operations

Fruquintinib (Elunate in China, Fruzaqla outside China)

Fruquintinib was approved for 3L CRC in China in September 2018 and commercially launched in November 2018. There were close to 520,000 new CRC cases in China in 2022 and incidence of 3L CRC was about 105,000. Second indication in China was conditionally approved in combination with Tyvyt for the treatment 2L EMC with pMMR status. There were about 82,000 new EMC cases in China in 2020, with about 20% experiencing recurrence. Third potential indication of fruquintinib in China for 2L RCC is currently being investigated in a Phase II/III randomized, open-label, active-controlled study (FRUSICA-2). In China, fruquintinib was the leading treatment for late-stage CRC with 47% of 3L treated patient share according to an IQVIA tracking study in Q2 2024.

Fruquintinib is partnered with Eli Lilly under the brand of Elunate in China. HUTCHMED manages all on-the-ground medical detailing, promotion and marketing activities in China. We consolidate as revenue approximately 70-80% of Elunate in-market sales from manufacturing revenue, promotion and marketing services and royalties paid to us by Lilly. In 2024, Elunate achieved in-market sales of $115.0 million, up 7.5% versus 2023 ($107.5 million). We consolidated $86.3 million in revenue for Elunate, equal to 75% of in-market sales. Following negotiations with the NHSA, Elunate continues to be included in the NRDL for the indication of 3L CRC for a new two-year term starting in January 2024 at the same price as the 2022-23 NRDL price.

Fruquintinib is partnered with Takeda under the brand of Fruzaqla outside of China. Takeda launched Fruzaqla in the U.S. within 24 hours after it was approved by the FDA for 3L CRC on November 8, 2023, with the first prescription received a day after approval, followed by inclusion on November 16, 2023 in “NCCN Clinical Practice Guidelines for Colon Cancer” and “NCCN Clinical Practice Guidelines for Rectal Cancer,” which were updated as of February 7, 2025. Fruquintinib has also been successfully recommended in six other major treatment guidelines for colorectal cancer. These will continue to drive awareness and usage of fruquintinib among doctors and patients. Takeda estimated 14,600 3L & 4L+ metastatic CRC patients in the U.S. In 2024, Fruzaqla generated in-market sales of $290.6 million and we consolidated $110.8 million in revenue from manufacturing revenue and royalties.

Fruzaqla received approval in the E.U. in June 2024, in Switzerland and Argentina in August 2024, in Canada, Japan and the United Kingdom in September 2024, in Australia and Singapore in October 2024, in Israel and the United Arab Emirates in December 2024, and in South Korea in March 2025.

In January 2024, Elunate was approved in the Hong Kong Special Administrative Region. This was the first medicine to be approved under the new mechanism for registration of new drugs (the “1+” mechanism). CRC was the second most common cancer in Hong Kong in 2021, with about 5,900 new patients diagnosed and associated with about 2,300 deaths.

Apart from $400 million upfront payment collected in April 2023, we received the following milestone payments from Takeda: (1) $35 million pursuant to FDA approval of Fruzaqla in November 2023; (2) $20 million triggered by reaching over $200 million in the sales of Fruzaqla outside of China in October 2024; (3) $5 million following the pricing approval and launch of Fruzaqla in Japan in November 2024 and (4) $10 million for receiving national reimbursement recommendation in Spain in December 2024, the first national reimbursement recommendation in Europe.

Savolitinib (Orpathys in China)

Savolitinib was conditionally approved for 2L METex14 skipping NSCLC in China in June 2021, making it the first-in-class selective MET inhibitor in China. In January 2025, we received NMPA full approval of 2L METex14 skipping NSCLC and expanded the label to include 1L METex14 skipping NSCLC. In China, there are over 1 million new cases of lung cancer every year, with 80-85% classified as NSCLC, of which, approximately 2-3% have tumors with METex14 skipping alterations.

We are developing the next indication of savolitinib in combination with Tagrisso in 2L EGFRm NSCLC with MET amplification, currently under review by NMPA with Breakthrough Therapy designation and Priority Review Status. A similar combination Phase III study is underway globally by our partner AstraZeneca. Globally, there are about 2.4 million people diagnosed with lung cancer every year, with 80-85% classified as NSCLC. About 10-15% of NSCLC patients in the U.S. and Europe, and 30-40% of patients in Asia have EGFRm NSCLC. While EGFR-targeted therapy can provide a substantial survival benefit to patients with EGFRm NSCLC, most will eventually develop resistance to their treatment, with MET being a common resistance biomarker. Among patients screened for enrollment in a Phase II study (SAVANNAH), an estimated 62% had tumors with MET overexpression and/or amplification, and approximately 34% met the defined high MET level cut-off upon clinical progression.

For savolitinib in combination with Tagrisso in 1L EGFRm NSCLC with MET overexpression, we are enrolling patients in a China Phase III study (SAVNOVO). Savolitinib has also completed recruitment of a global Phase III study in MET-driven PRCC (SAMETA) and continues to enroll patients in a China Phase II registration-intent study in 3L GC with MET amplification.

In 2011, following the discovery and initial development of savolitinib by HUTCHMED, AstraZeneca and HUTCHMED entered a global licensing agreement to jointly develop and commercialize savolitinib. AstraZeneca is responsible for the commercialization of savolitinib in China and worldwide. The revenue we generate from savolitinib comprised of royalty revenue and manufacturing revenue of Orpathys, which we source from a third-party manufacturer and sell to AstraZeneca at cost. In 2024, savolitinib in-market sales were $45.1 million in 2024, down from $46.1 million in 2023, impacted by the launch and NRDL inclusion of competing same-class MET TKIs in China. Our consolidated revenue was $24.5 million, down 15% from last year of $28.9 million.

In 2021, 2022 and the first two months of 2023, Orpathys was sold as a self-pay drug. Following negotiations with the NHSA in January 2023, Orpathys were included in the updated NRDL at a 38% discount relative to the self-pay price, broadening patient access to this medicine. Following the contract renewal with the NHSA, the updated NRDL effective on January 1, 2025 will continue to include Orpathys at the same price as the 2023-24 NRDL price.

In March 2023, Orpathys was approved in the Macau Special Administrative Region. In February 2025, it was approved in Hong Kong Special Administrative Region under the “1+” mechanism.

Surufatinib (Sulanda in China)

Surufatinib was approved in China for non-pancreatic NETs in December 2020 and for pancreatic NETs in June 2021. It is being marketed by us in China under the brand name Sulanda. There are approximately 34,000 new patients per year in China. According to IQVIA tracking study report in the fourth quarter of 2023, Sulanda maintained its position in the market with 21% prescription share in NET treatment, ahead of competitors Sutent and Afinitor. Sulanda is also being investigated in a Phase II/III trial in a combination of surufatinib, camrelizumab (PD-1 antibody), nab-paclitaxel and gemcitabine for 1L PDAC.

Total in-market sales and consolidated revenue in 2024 increased by 11% to $49.0 million (2023: $43.9 million). Surufatinib has been successfully recommended in 2023 Chinese medical association consensus for standardized diagnosis and treatment of pancreatic cancer neuroendocrine neoplasms and four other treatment guidelines for neuroendocrine tumors. Following negotiations with the NHSA, Sulanda continues to be included in the NRDL starting in January 2024 at the same price with 2022-23 NRDL price. We currently own all rights to surufatinib worldwide.

Tazemetostat (Tazverik in Hainan, Macau, and Hong Kong, China; the U.S. and Japan)

In August 2021, we entered into a strategic collaboration with Epizyme, a subsidiary of Ipsen, to research, develop, manufacture and commercialize tazemetostat in Greater China, including mainland China, Hong Kong, Macau and Taiwan. We are generally responsible for funding all clinical trials of tazemetostat in China, including the portion of global trials conducted there. Epizyme is eligible to receive, across up to eight potential indications, certain tiered royalties (from mid-teen to low-twenties percentage) based on annual net sales of tazemetostat in the licensed territory.

Tazemetostat received accelerated approval from the FDA based on ORR and DoR in January 2020 for epithelioid sarcoma and in June 2020 for r/r ≥2L EZH2m FL or r/r FL with no satisfactory alternatives. It is marketed by Ipsen in the U.S. and by Eisai in Japan.

In May 2022, Tazverik was approved by the Health Commission and Medical Products Administration of Hainan Province, China to be used in the Hainan Boao Lecheng International Medical Tourism Pilot Zone (“Hainan Pilot Zone”), under the Clinically Urgently Needed Imported Drugs scheme, for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma consistent with the label as approved by the FDA. Launched in 2013, the Hainan Pilot Zone is a destination for international medical tourism and global hub for scientific innovation, welcoming 83,900 medical tourists in 2020, according to official data. Tazemetostat is now included in four treatment guidelines and consensus recommendations: CSCO Guidelines for Lymphoid Malignancies, CSCO Guidelines for Bone and Soft Tissue Sarcoma, CACA Expert Consensus on Diagnosis and Treatment of Follicular Lymphoma in Elderly Patients in China and CACA Guidelines for Diagnosis and Treatment of Follicular Lymphoma in China. While not approved by the NMPA or included in the NRDL coverage yet, it has been listed in close to 50 city supplementary healthcare insurance.

Ten epithelioid sarcoma patients began treatment in 2024 (2023: 16, 2022: 3). Tazverik was also approved in the Macau Special Administrative Region in March 2023 and Hong Kong Special Administrative Region in May 2024. In July 2024, the NDA for tazemetostat for the treatment of adult patients with 3L r/r EZH2m FL was accepted for review and granted Priority Review by the NMPA. We are also taking part in the China portion of the global SYMPHONY-1 Phase III study of tazemetostat in combination with lenalidomide and rituximab in 2L FL. In-market shares and consolidated revenue were around 1.0 million each year last two years.

Clinical Drug Development Summary

We discovered and developed all our the innovative drugs in our pipeline, except tazemetostat, which we in-licensed from Epizyme, a subsidiary of Ipsen. We partner with Eli Lilly marketing fruquintinib in China, and with Takeda outside of China. We partner globally with AstraZeneca for savolitinib. Please see details in “—Overview of Our Collaborations—.” We retain the global rights to the rest of the portfolio.

The following table summarizes the status of our clinical portfolio’s development in registrational trials:

Program	Investigational treatment	Disease	Target patient	Study name	Country/region	Proof of concept	Registration	Approved
Fruquintinib VEGFR-1, -2, -3	**Fruquintinib**	CRC	>3L; Refractory	FRESCO-2	Global			Marketed
	Fruquintinib	CRC	≥3L; Chemotherapy refractory	FRESCO	China			Marketed
	Fruquintinib + sintilimab (PD-1)	EMC	2L conditional	FRUSICA-1	China			Marketed
	Fruquintinib + sintilimab (PD-1)	RCC	2L	FRUSICA-2	China			Fully enrolled
	Fruquintinib + sintilimab (PD-1)	EMC	2L confirmatory	FRUSICA-3	China			
Savolitinib MET	**Savolitinib** + osimertinib (EGFR)	NSCLC	2/3L osi-refractory MET-amp/oe	SAVANNAH	Global			
	Savolitinib + osimertinib (EGFR)	NSCLC	2/3L osi-refractory MET-amp/oe	SAFFRON	Global			
	Savolitinib + osimertinib (EGFR)	NSCLC	1L; EGFRm MET-oe	SANOVO	China			
	Savolitinib + osimertinib (EGFR)	NSCLC	2L; EGFR TKI-refractory MET-amp	SACHI	China			NDA filed
	Savolitinib	NSCLC	1L & 2L; METex14		China			Marketed
	Savolitinib + durvalumab (PD-L1)	Papillary RCC	1L, MET+	SAMETA	Global			Fully enrolled
	Savolitinib	GC	3L; MET+		China			
	Note: HUTCHMED is investigating savolitinib in a global collaboration with AstraZeneca. AstraZeneca leads development outside of China.							
Surufatinib VEGFR-1, -2, -3, FGFR1, CSF-1R	**Surufatinib**	Pancreatic NET	All	SANET-p	China			Marketed
	Surufatinib	Non-Pancreatic NET	All	SANET-ep	China			Marketed
	Surufatinib + camrelizumab (PD-1)	PDAC	1L		China			
Sovleplenib (HMPL-523) SYK	**Sovleplenib**	ITP	2L; Relapsed/refractory	ESLIM-01	China			NDA filed
	Sovleplenib	wAIHA	All	ESLIM-02	China			
Tazemetostat EZH2	**Tazemetostat**	ES, FL			China			Marketed (Hainan, HK & Macau)
	Tazemetostat	FL	≥3L, Relapsed/refractory ≥3L	(Bridging)	China			NDA filed
	Tazemetostat	FL	≥2L, Relapsed/refractory ≥2L EZH2w/EZH2m	SYMPHONY-1	China			
	Note: Tazemetostat developed by Epizyme, an Ipsen company. Approved in the US for ES and FL as a monotherapy. HUTCHMED rights are for Greater China.							
Fanregratinib (HMPL-453) FGFR1, 2, 3	**HMPL-453**	IHCC	2L; FGFR2 fusion/rearrange		China			Fully enrolled
Ranosidenib (HMPL-306) IDH 1/2	**HMPL-306**	AML	2L; Relapsed/ refractory	RAPHAEL	China			

Global China

* Phase II registration-intent study subject to regulatory discussion;
** Phase II part of the Phase II/III study

Notes: AML: acute myeloid leukemia; CRC: colorectal cancer; CSF-1R: colony-stimulating factor 1 receptor; EGFR: epidermal growth factor receptor; EGFRm: epidermal growth factor receptor mutation-positive; EMC: endometrial cancer; ES: Epithelioid sarcoma; EZH2: enhancer of zeste homolog 2; FGFR: fibroblast growth factor receptor ; FL: follicular lymphoma; GC: gastric cancer; IDH 1/2: isocitrate dehydrogenase 1/2; IHCC: intrahepatic cholangiocarcinoma; ITP: immune thrombocytopenic purpura; mCRC: metastatic colorectal cancer; MET: mesenchymal-epithelial transition receptor; MET-amp: MET amplification; METex14: MET exon 14 skipping alteration; MET-oe: MET overexpression; NDA: new drug application; NET: neuroendocrine tumor; NSCLC: non-small cell lung cancer; osi-refractory: osimertinib-refractory; PD-1: programmed death-1; PD-L1: programmed death-ligand 1; RCC: renal cell carcinoma; TKI: tyrosine kinase inhibitor; VEGFR: vascular endothelial growth factor receptor; wAIHA: warm autoimmune hemolytic anemia

Discovery Research & the Antibody-Targeted Therapy Conjugate (ATTC) Technology Platform

We have built a drug discovery engine based in China, which has already produced a pipeline of over 20 differentiated clinical and late pre-clinical stage drug candidates covering both novel and validated targets of which three are now marketed. We strive to create differentiated novel oncology and immunology treatments with global potential. These include small molecules and biologic therapies which address aberrant genetic drivers and cancer cell metabolism; modulate tumor immune microenvironment; and target immune cell checkpoints. We design drug candidates to be used in combinations with other therapies, such as chemotherapy, immunotherapy and other targeted therapies to attack disease simultaneously through multiple modalities and pathways. We believe that this approach can significantly improve treatment outcomes for patients.

In line with the above approach, in January 2025, we announced our next-generation in-house technology platform in antibody-targeted therapy conjugates, or ATTCs. For over three years, we have invested significant resources into this new platform, which should provide multiple drug candidates in the future. Compared to traditional cytotoxin-based ADCs, ATTC replaces traditional toxin-based payload with small molecules targeted therapy. Thus, unlike traditional ADCs, ATTCs have potential to be administered in combination with chemotherapy, or other targeted agents, which is particularly important in frontline settings.

Another benefit of this new modality is to further optimize the anti-tumor activity of a small molecule, which may otherwise be limited by a narrow therapeutic window. Through a reduction of on-target/off-tumor toxicity, our platform is designed to deliver highly potent concentrations of small molecule inhibitors to target sites. This has potential to confer efficacy in a broad array of indications with high unmet needs and enable long-term usage. More generally, our ATTC platform has the potential to incorporate high molecular weight drug payloads such as proteolysis targeting chimeras (“PROTACs”) and protein-protein inhibitors (“PPIs”).

Pre-clinical data suggests robust anti-tumor activity, durable response with our ATTC candidates when compared to monoclonal antibodies either alone and given in combination with targeted small molecule therapy in a variety of tumor types. IND-enabling work is ongoing and first global clinical trials, including in China, are expected to initiate in late 2025. Beyond these clinical stage candidates and ATTC candidates, we continue to research and discover new types of drug candidates, including those that address cancer-related apoptosis, cell signaling, epigenetics and protein translation and other novel technologies. The following picture contrasts the difference between the traditional ADC and the pioneering ATTC.

Manufacturing

We have a drug product manufacturing facility in Suzhou which manufactures both clinical and commercial supplies for fruquintinib and surufatinib. Our new drug product facility in Shanghai is expected to increase our novel drug product manufacturing capacity by over five times. All our clinical supplies have completed technology transfer and are now being produced by our Shanghai factory. Our commercial supplies have also gradually migrated to this new facility, with significant production cost savings.

A commercial batch of savolitinib, which previously relied on a third-party manufacturer, was manufactured in the Shanghai factory in late 2024. This marked the first approval and delivery of commercial production from the Shanghai factory. We plan to complete site application and submission for surufatinib and fruquintinib in the second half of 2025, paving the way for their commercial production at the Shanghai factory.

We have established the FRUZAQLA® supply chain for the global markets including U.S., E.U. and Japan. Two drug product sites for supplying fruquintinib to the U.S. market have been qualified: our own facility in Suzhou and a second site in Switzerland. Both sites have already successfully delivered commercial batches for product launches in several E.U. countries, the United Kingdom and Switzerland during 2024.

The ATTC facility has commenced production of GMP-grade materials tailored for IND applications and clinical supply. For future ATTC production, we may consider further expansion of our facilities and/or external collaboration to scale up our biologics capacity.

Other Ventures

Our Other Ventures include drug marketing and distribution platforms covering about 290 cities and towns in China, primarily focusing on prescription drugs through joint ventures. In December 2024, we entered into agreements to dispose of a 45% equity interest in Shanghai Hutchison Pharmaceuticals to focus on our global innovative drug discovery and development businesses.

In 2024, our Other Ventures’ consolidated revenue decreased 14% to $266.8 million (2023: $309.4m). Consolidated net income attributable to HUTCHMED from our Other Ventures decreased by 5% to $47.7 million (2023: $50.3m) due to disposal of interests in consumer products business in December 2023, lower COVID-related prescription drug distribution sales and fluctuation in net income contributed from Shanghai Hutchison Pharmaceuticals.

Distribution Business (a 51%-held joint venture with Sinopharm): Revenue from the provision of services to third-party pharmaceutical companies in China decreased by 11% to $262.8 million (2023: $295.4m), primarily as a result of lower COVID-related prescription drug distribution sales in 2024. This excluded commercial services provided for our own products.

Shanghai Hutchison Pharmaceuticals (a non-consolidated joint venture with Shanghai Pharmaceuticals): Sales of this own-brand prescription drugs business increased by 2% to $393.5 million (2023: $385.5m) as volume growth offset price reduction in preparation for potential national implementation of volume-based procurement. Our share of equity in earnings of equity investee slightly decreased by 2% to $46.5 million (2023: $47.4m) mainly due to an increase in clinical trial investment for new products. Shanghai Hutchison Pharmaceuticals’ main product is MUSKARDIA® (also known as She Xiang Bao Xin or SXBX pill), an oral vasodilator prescription therapy for coronary artery disease and the largest botanical prescription drug in this indication in China. Sales increased by 4% to $362.3 million in 2024 (2023: $348.6m). MUSKARDIA® is fully reimbursed in all of China.

Shanghai Hutchison Pharmaceuticals 45% Disposal: We had been exploring opportunities to unlock the underlying value of Shanghai Hutchison Pharmaceuticals and focus resources on our global innovative drug discovery and development businesses. On December 31, 2024, we entered into two share purchase agreements to divest our 45% equity interest in Shanghai Hutchison Pharmaceuticals for approximately $608 million in cash, to GP Health Service Capital Co., Ltd. (“GP Health”) for a 35% equity interest in Shanghai Hutchison Pharmaceuticals (“GP Health Sale Shares”) and Shanghai Pharmaceuticals for a 10% equity interest in Shanghai Hutchison Pharmaceuticals. Subsequently, pursuant to the share purchase agreement, GP Health designated and we entered into share purchase agreements with GP Zhicheng Private Equity and Shanghai Zhibaihe Enterprise Management to purchase a 25.1247% and a 9.8753% equity interest in Shanghai Hutchison Pharmaceuticals, respectively, together representing all of the GP Health Sale Shares. On March 14, 2025, we dispatched to our shareholders a notice of Extraordinary General Meeting and circular to convene an Extraordinary General Meeting of our shareholders to approve the transactions on March 31, 2025. The transactions are conditional upon the satisfaction (or, where applicable, waiver) of certain conditions including the simultaneous closing of each share purchase agreement, approval by our shareholders and regulatory approvals.

Following closing of the transactions, we will retain a 5% equity interest in Shanghai Hutchison Pharmaceuticals and the right to nominate one director of Shanghai Hutchison Pharmaceuticals. There will be a three-year transition period in which we have the right to propose for nomination the General Manager of Shanghai Hutchison Pharmaceuticals, and will guarantee to GP Zhicheng Private Equity and Shanghai Zhibaihe Enterprise Management a minimum Shanghai Hutchison Pharmaceuticals net profit growth of at least ~5% annually, subject to total compensation, for not achieving such net profit growth, not exceeding approximately $95 million. It is estimated that we will record a gain on disposal of approximately $477 million before taxation, taking into account the carrying value of the shares sold and the present value of the maximum total compensation.

Dividends: In 2024, dividends of $34.9 million (2023: $42.3m) were paid from Shanghai Hutchison Pharmaceuticals to the Group level with aggregate dividends received by us since inception of over $360 million.

Our Clinical Pipeline

1.	Savolitinib (HMPL-504)

Savolitinib is a potent and selective inhibitor of MET, an enzyme which functions abnormally in many types of solid tumors. We designed savolitinib to address human metabolite-related renal toxicity, the primary issue that halted development of several other selective MET inhibitors. In clinical studies to date, savolitinib has shown promising signs of clinical efficacy in patients with MET gene alterations in NSCLC, PRCC, CRC and GC with an acceptable safety profile. We partner with AstraZeneca to develop and commercialize savolitinib globally. For more information, see “—Overview of Our Collaborations—AstraZeneca.”

Savolitinib Mechanism of Action

MET is a signaling pathway that has specific roles in normal mammalian growth and development. However, the MET pathway has also been shown to function abnormally in a range of different cancers, primarily through MET gene amplification, protein overexpression and gene mutations. The aberrant activation of MET plays a major role in cancer pathogenesis, including tumor growth, survival, invasion, metastasis, the suppression of cell death as well as angiogenesis. MET also plays a role in drug resistance in many tumor types. MET gene aberrations has been found in NSCLC and CRC following EGFR TKI treatment, leading to drug resistance. MET dysregulation plays a role in the immunosuppression and pathogenesis of kidney cancer.

Savolitinib Regulatory Status and Path

In June 2021, the NMPA conditionally approved savolitinib for 2L NSCLC with METex14 skipping alterations, making savolitinib the first-in-class selective MET inhibitor in China. This approval follows a priority review designation by the NMPA in July 2020. The approval by the NMPA was based on positive results from a China Phase II trial in 2L NSCLC patients with METex14 skipping alteration, including patients with the more aggressive pulmonary sarcomatoid carcinoma subtype.

In January 2025, supplemental NDA for savolitinib was approved by the NMPA for 1L NSCLC with METex14 skipping alteration. The NMPA also converted prior conditional approval in 2L patients to full approval. The new label included both treatment-naïve and previously treated patients in China. The approval was based on data from a confirmatory China Phase IIIb clinical trial (NCT04923945). Preliminary efficacy and safety data from the first-line cohort were presented at WCLC 2023. Final data from the confirmatory Phase IIIb trial were presented at ELCC 2024. The results were also published in The Lancet Respiratory Medicine.

MET-aberration, such as MET overexpression or amplification, is a major mechanism for acquired resistance to both first-generation and third-generation EGFR TKIs. Savolitinib were studied extensively in these patients in the TATTON and SAVANNAH studies, with results presented at WCLC 2021 and WCLC 2022, respectively. Findings based on SAVANNAH and the TATTON studies supported the initiation of the SAFFRON global Phase III study as well as China Phase III studies, SACHI and SANOVO. In January 2023, savolitinib was granted Fast Track Designation by the FDA for the combination with Tagrisso in NSCLC patients with MET overexpression and/or amplification following progression on Targrisso. This combination treatment is chemotherapy-free, biomarker-specific and orally administered, aiming for a balanced efficacy, safety and quality-of-life profile for patients.

In October 2024, we announced positive high-level results from the SAVANNAH Phase II trial that showed savolitinib plus Tagrisso demonstrated a high, clinically meaningful and durable ORR for patients with EGFRm NSCLC with high levels of MET overexpression and/or amplification, whose disease progressed on treatment with Tagrisso. In December 2024, the NMPA granted Breakthrough Therapy Designation to the combination of savolitinib and Tagrisso for the treatment of patients with locally advanced or metastatic EGFR mutation-positive NSCLC with MET amplification after disease progression on EGFR inhibitor therapy. In December 2024, the NDA for this combination therapy was accepted and granted priority review by the NMPA.

Savolitinib Pre-clinical Evidence

In pre-clinical trials, savolitinib demonstrated strong in vitro activity against MET, affecting its downstream signaling targets and thus blocking related cellular functions effectively, including proliferation, migration, invasion, scattering and the secretion of VEGF that plays a pivotal role in tumor angiogenesis. In the MET enzymatic assay, savolitinib showed potent activity with IC50 of 5 nM. In a kinase selectivity screening with 274 kinases, savolitinib had potent activity against the MET Y1268T mutant (comparable to the wild-type), weaker activity against other MET mutants and almost no activity against all other kinases. Savolitinib was found to be approximately 1,000 times more potent to MET than the next non-MET kinase. Similarly, in cell-based assays measuring activity against MET phosphorylation, savolitinib demonstrated potent activity in both ligand-independent (gene amplified) and ligand-dependent (overexpressed) cells with low IC50. In target related tumor cell function assays, savolitinib showed high potency with IC50 of less than 10 nM. Savolitinib demonstrated cytotoxicity only on tumor cells that were MET amplified or overexpressed. In other cells, IC50 amounts were over 30,000 nM, thousands of times higher than the IC50 on MET tumor cells.

The data above suggest that (i) savolitinib has potent activity against tumor cell lines with MET amplification in the absence of hepatocyte growth factor, or HGF, indicating that there is HGF-independent MET activation; (ii) savolitinib has potent activity in tumor cell lines with MET overexpressed, but only in the presence of HGF, indicating HGF-dependent MET activation; and (iii) savolitinib has no activity in tumor cell lines with low MET overexpression/ amplification, suggesting that strong kinase selectivity.

Savolitinib Clinical Development

Savolitinib Combination - Non-small Cell Lung Cancer

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + Tagrisso	SAVANNAH: 2L/3L EGFRm MET-	Global	II	Fully enrolled in Feb 2024	NCT03778229
	amplified/overexpressed post Tagrisso			Positive results announced in Oct 2024
Savolitinib + Tagrisso	SAFFRON: 2L/3L EGFRm MET-	Global	III	Ongoing	NCT05261399
	amplified/overexpressed post Tagrisso			Target recruitment completion 2H 2025
Savolitinib + Tagrisso	SACHI: 2L EGFRm MET-amplified post	China	III	Interim analysis met primary endpoint	NCT05015608
	1st/2nd/3rd-generation EGFR-TKI			NDA accepted in December 2024
Savolitinib + Tagrisso	SANOVO: 1L EGFRm MET-overexpressed	China	III	Ongoing	NCT05009836
Savolitinib	2L METex14 skipping alterations	China	II	NMPA approved	NCT02897479

Savolitinib	1/2L METex14 skipping alterations	China	IIIb	NMPA approved	NCT04923945

In 2015, AstraZeneca received FDA approval for Tagrisso, its drug for the treatment of T790M+ EGFRm+, TKI-resistant NSCLC. A drug with this type of activity is known as a third-generation EGFR inhibitor. In 2018, Tagrisso’s label was expanded to include 1L metastatic EGFRm NSCLC. In December 2020, Tagrisso’s label was further expanded to include adjuvant therapy after tumor resection in EGFRm NSCLC. In February 2024, Tagrisso was approved in combination with chemotherapy for 1L EGFRm NSCLC. In September 2024, it was further approved for local advanced unresectable (stage III) EGFRm NSCLC which has not progressed during or following chemoradiation. We and AstraZeneca are studying savolitinib in combination with Tagrisso in both 1L and 2/3L settings which have developed a resistance to TKI (primarily Tagrisso).

2L EGFRm MET amplification/overexpression NSCLC

SAVANNAH: Phase II study of savolitinib with Tagrisso in 2/3L EGFRm NSCLC with MET amp/overexpression (NCT03778229)

SAVANNAH is a global Phase II single-arm study of savolitinib in combination with Tagrisso in 2/3L EGFRm NSCLC with MET amplification and/or overexpression upon disease progression following Tagrisso. The definition of MET overexpression was IHC 3+ in ≥50% of tumor cell (IHC50+) while MET amplification referred to FISH MET copy number ≥5 or MET:CEP7 ratio ≥2 (FISH5+). High cut-off levels for MET overexpression was defined as IHC 3+ in ≥90% (IHC90+) and MET amplification being copy number ≥10 (FISH10+). In addition to continuing Tagrisso 80mg OD, patients received savolitinib 300mg OD, 300mg BID or 600mg OD.

Novel biomarker and patient enrichment strategy driven by SAVANNAH

Results of SAVANNAH at WCLC 2022: efficacy in patients with MET-high vs MET-low amp/overexpression

Results were presented at WCLC 2022 for 193 efficacy evaluable patients on savolitinib 300mg OD plus Tagrisso 80mg OD with cut-off date of August 27, 2021. The prevalence of the high cut-off levels of MET amplification/overexpression was 34% of patients centrally tested for enrollment in this study. Results showed a trend toward improved response rates with increasing level of MET aberration with ORR of 32%, DoR of 8.3 months and PFS of 5.3 months for all patients. Among the 108 patients who met high cut-off levels, ORR was 49%; DoR was 9.3 months; and PFS was 7.1 months. Among the 87 patients who met high cut-off levels and did not receive prior chemotherapy, ORR was 52%; DoR was 9.6 months; and PFS was 7.2 months. The safety profile of savolitinib plus Tagrisso was consistent with that of the combination and of each treatment alone. Grade ≥3 adverse effects occurred in 45% of patients, with pulmonary embolism at 5%, dyspnoea at 4% and decreased neutropil count at 4%.

In 2022, a registrational cohort was expanded focusing on patients who met the high cut-off levels and treated with savolitinib 300 mg BID (instead of OD in WCLC 2022 reported cohort) and Tagrisso 80 mg OD. Another small cohort was on savolitinib 300mg BID plus placebo. In October 2024, positive high-level results from the registational cohort showed the combination demonstrated a high, clinically meaningful and durable ORR. Results of this registrational cohort of 101 patients will be presented at ELCC 2025 in March 2025.

SAFFRON: Phase III study of savolitinib with Tagrisso in 2/3L EGFRm NSCLC with MET amp/overexpression (NCT05261399)

SAFFRON is a global Phase III randomized, open-label, active-controlled study of savolitinib with Tagrisso in 2/3L EGFRm locally advanced or metastatic NSCLC patients with MET amplification and/or overexpression and progressed on 1L or 2L treatment with Tagrisso as the most recent therapy, with no prior chemotherapy in the metastatic setting allowed. Findings based on SAVANNAH and the TATTON studies supported the initiation of SAFFRON. Patients are prospectively selected for the higher level of MET aberration of FISH10+ and/or IHC90+. The SAFFRON study will evaluate the efficacy and safety of savolitinib in combination with Tagrisso compared to pemetrexed plus platinum doublet-chemotherapy, the current standard-of-care treatment in this setting. The primary endpoint of the study is PFS. Our partner AstraZeneca plans to recruit about 320 patients.

SACHI: Phase III study of savolitinib with Targrisso in 2L EGFRm NSCLC with MET amplification (NCT05015608)

SACHI is a China Phase III open-label, randomized, controlled study on patients with locally advanced or metastatic EGFRm NSCLC with MET amplification after progression on first-, second- or third-generation EGFR inhibitor therapy. The study will evaluate savolitinib 400mg or 600mg OD in combination with Tagrisso 80mg OD, compared to platinum-based doublet-chemotherapy (pemetrexed plus cisplatin or carboplatin), the standard of care treatment option in this setting. The primary endpoint of the study is PFS as assessed by investigators. In December 2024, the NMPA granted Breakthrough Therapy designation to this combination therapy. In a planned interim analysis, the IDMC considered that the study had met the pre-defined primary endpoint of PFS and enrollment into the study had concluded, leading to an acceptance of NDA with priority review status.

1L EGFRm MET amplification/overexpression NSCLC

About 20% to 30% of EGFRm NSCLC patients experienced unsatisfactory responses to EGFR-TKIs monotherapy. Co-existing de novo MET amplification and/or overexpression was associated with a shorter time to progression. There are large unmet clinical needs for NSCLC patients with both EGFR mutation and MET overexpression. Savolitinib, in combination with Tagrisso, as a first-line treatment, may improve efficacy and overcome MET-driven primary resistance.

SANOVO: Phase III study of savolitinib with Targrisso in 1L EGFRm NSCLC with MET overexpression (NCT05009836)

SANOVO is a China Phase III randomized, double-blind, active-controlled study savolitinib in combination with Tagrisso in 1L EGFRm NSCLC patients with MET overexpression. Patients with untreated unresectable or metastatic NSCLC carrying EGFR mutation (exon 19 deletion or L858R) and MET overexpression (IHC 2+ or 3+) are randomized into two groups: savolitinib 600mg or 400mg OD plus Tagrisso 80mg OD or placebo plus Tagrisso 80mg OD. Primary endpoint is PFS assessed by investigators. First patient was dosed in September 2021. We target recruitment of 320 patients.

FLOWERS: Phase II study of savolitinib with Targrisso in 1L EGFRm NSCLC with MET amp/overexpression (NCT05163249)

FLOWERS is a China Phase II randomized, investigator-initiated, prospective, multicenter study of savolitinib in combination with Tagrisso, versus Targrisso alone, in 1L EGFRm NSCLC patients with MET amplification or overexpression. The definition of MET overexpression is IHC 3+ in ≥75% of tumor cells. The criteria of MET amplification are gene copy number ≥5 and/or MET/CEP7 ratio ≥2 by tissue FISH or MET GCN≥5 by tissue NGS. Primary endpoint is ORR. Interim results were presented at WCLC 2024. As of May 28, 2024, 44 patients were randomized into receiving combination of savolitinib 300mg BID and Tagrisso 80mg OD (N=21) or Tagrisso monotherapy 80mg OD (N=23). With a median follow-up of 8.2 months, confirmed ORR of the combination cohort was 90.5%, versus 60.9% in the monotherapy cohort, with DCR of 95.2% versus 87.0%; DoR (not mature) of 18.6 months versus 8.4 months; and PFS (not mature) of 19.6 months versus 9.3 months, respectively. Grade ≥ 3 TRAEs were reported by 57.1% of patients in combination arm, versus 17.4% in monotherapy arm. The most common TRAEs were rash (52.4%), thrombocytopenia (52.4%), and peripheral edema (42.9%) in combination arm, mostly of grade 1 or 2.

Results of FLOWERS at WCLC 2024: responses in patients on savolitinib + Tagrisso vs. Tagrisso alone

Monotherapy for 1/2L METex14 skipping NSCLC

Phase III study of savolitinib monotherapy in 1/2L METex14 NSCLC (NCT04923945)

We completed a China Phase IIIb open-label, single-arm, mult-cohort confirmatory study of savolitinib in 1L or 2L METex14 skipping NSCLC patients. Preliminary data from the 1L cohort were presented during the WCLC 2023. At data cut-off of April 30, 2023, among 84 patients, ORR was 60.7% and DCR was 95.2%. At median follow-up of 11.1 months, PFS was 13.8 months.

Final data from the confirmatory Phase IIIb trial were presented at ELCC 2024. In 1L patients, ORR was 62.1%; DCR was 92.0% and DoR was 12.5 months, as assessed by an independent review committee. PFS was 13.7 months and OS was not reached with median follow-up of 20.8 months. In 2L patients, ORR was 39.2%; DCR was 92.4% and DoR was 11.1 months, as assessed by an independent review committee. PFS was 11.0 months and OS was not mature with median follow-up of 12.5 months. Responses occurred early (time to response 1.4-1.6 months) in both 1L and 2L patients. The safety profile was tolerable and no new safety signals were observed. The most common Grade ≥3 TEAEs (5% or more of patients) were abnormal hepatic function (16.9%), increased alanine aminotransferase (14.5%), increased aspartate aminotransferase (12.0%), peripheral oedema (6.0%) and increased gamma-glutamyltransferase (6.0%).

Phase II study of savolitinib in 2L METex14 NSCLC (NCT02897479)

We completed a China Phase II open-label, single-arm, registration-enabling study of savolitinib in 2L METex14 skipping NSCLC patients who have progressed following prior systemic therapy, or unable to receive chemotherapy.

At ASCO 2020, we presented interim data on 70 treated patients, of which 61 patients were efficacy evaluable at the data cut-off date of March 31, 2020. The overall data were encouraging, despite the inclusion of patients with a more aggressive subtype (36% with pulmonary sarcomatoid carcinoma) and showed tolerable safety. At subsequent data cut-off date of August 3, 2020, in the 61 evaluable patients, ORR was 49.2%; DCR was 93.4% and DoR was 8.3 months. Results were published in The Lancet Respiratory Medicine and formed the basis for an NDA filing, which was approved by the NMPA in June 2021.

Final OS and subgroup analysis was presented at ELCC 2022 and published in the journal JTO Clinical and Research Reports. At final data cut off-date of June 28, 2021, in the full analysis set of 70 patients, PFS was 6.9 months and OS was 12.5 months. CTC grade 3 or above TEAEs, with greater than 5% incidence were peripheral edema (9%), increased aspartate aminotransferase (13%) and increased alanine aminotransferase (10%). Adverse events-related discontinuations rate was 14.3%.

Savolitinib Combination - Kidney Cancer

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + Imfinzi	SAMETA: MET-driven PRCC	Global	III	Fully enrolled	NCT05043090

PRCC is a subtype of kidney cancer, representing about 15% of patients, with no treatments approved for patients with tumors that harbor MET-driven alterations. MET is a key genetic driver in PRCC, and emerging evidence suggests that combining immunotherapies with a MET inhibitor could enhance anti-tumor activity. Anti-PD-L1 antibodies have been associated with clinical benefits in metastatic RCC, and MET dysregulation has been considered to play an important role in PRCC pathogenesis (including in our savolitinib Phase I and Phase II monotherapy studies) and is a mechanism of resistance against kinase inhibitors in clear cell RCC. Moreover, it is believed that the MET signaling pathway has a complex interplay with the immune system, including correlation with PD-L1 expression, immune suppression through angiogenesis and many other facets of the immune system.

SAMETA: Phase III study of savolitinib with Imfinzi PD-L1 inhibitor in MET-driven PRCC (NCT05043090)

SAMETA is a global Phase III randomized, open-label, active-controlled three-arm study of savolitinib in combination with Imfinzi in treatment-naïve patients with MET-driven, unresectable and locally advanced or metastatic PRCC. Patients were randomized in 2:1:1 ratio to receive 600 mg of savolitinib OD plus Imfinzi or Imfinzi monotherapy or Sutent monotherapy, an oral multi-kinase inhibitor considered as the standard of care treatment option in PRCC. The primary endpoint of the study is PFS. The first patient was dosed in October 2021. We completed the enrollment of 140 patients in 2024.

Prior to SAMETA, we have conducted multiple global studies of savolitinib in PRCC patients, including the SAVOIR monotherapy and CALYPSO combination therapy trials, that both demonstrated highly encouraging results. The CALYPSO study was a global Phase II open-label investigator-initiated study of savolitinib in combination with Imfinzi in PRCC patients in the U.K. and Spain. 24-month follow-up showed median PFS of 15.7 months and median OS of 27.4 months in MET-driven PRCC patients. These results led to the initiation of a global Phase III SAMETA study in 2021.

Savolitinib - Gastric Cancer

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib	3L GC with MET amplification	China	II Registration	Ongoing Breakthrough Therapy Designation	NCT04923932

Phase II study of savolitinib in 3L GC with MET amplification (NCT04923932)

MET-driven GC has a very poor prognosis. We are carrying out a China Phase II two-stage, open-label, single-arm, multi-cohort registration-intent study of savolitinib for GC or gastroesophageal junction adenocarcinoma patients who progressed after at least one line of standard therapy. The primary endpoint is ORR as assessed by an independent review committee. The first patient was dosed in July 2021. Preliminary data from an interim analysis was reported at AACR 2023. Confirmed ORR was 45%, or 50% in the 16 patients with high MET gene copy number. DoR rate at 4-months was 85.7%. The most common grade 3 or above TRAEs (more than 5%) were decreased platelet count, hypersensitivity, anemia, neutropenia and abnormal hepatic function. The BID regimen is being investigated further in MET high patients. Following consultation with the NMPA, a ~60-patient registration cohort began enrolling in March 2023. In August 2023, the NMPA granted Breakthrough Therapy Designation for 3L gastric cancer with MET amplification.

Multiple Phase II studies have been conducted in Asia to study savolitinib in MET-driven GC , which account for approximately 5% of all GC patients, and demonstrated promising efficacy. The VIKTORY study is a biomarker-based, Phase II umbrella trial in GC conducted by the Samsung Medical Center in South Korea. Patients that tested positive for MET amplification or overexpression were treated with either savolitinib monotherapy or a combination of savolitinib and Taxotere. A total of 715 GC patients were successfully sequenced and MET amplification was observed in 3.5% of these patients. Of the 10 associated clinical trials under the VIKTORY umbrella, the highest ORR was observed in the MET amplification arm in patients treated with savolitinib monotherapy, which reported an ORR of 50% and met pre-specified 6-week PFS rates. While the savolitinib and Taxotere combination was well tolerated, investigators decided to stop enrollment in the two combination cohorts in order to direct patients to the savolitinib monotherapy arm.

Savolitinib Commercial Launch

Sold under the brand name Orpathys, savolitinib was granted conditional approval in China by the NMPA for 2L NSCLC with METex14 skipping alterations and was launched in July 2021 by our partner, AstraZeneca. In January 2025, supplemental NDA for savolitinib was approved by the NMPA for 1L NSCLC with METex14 skipping alteration. The NMPA also converted the prior conditional approval in 2L patients to full approval. The new label indication included both treatment-naïve and previously treated patients in China.

The revenue we generate from Orpathys comprises royalty revenue and manufacturing revenue. Following negotiations with the NHSA in January 2023, starting on March 1, 2023, Orpathys was included in the updated NRDL, broadening patient access to this medicine. Orpathys renewed its NRDL coverage for a new two-year term starting in January 2025, at the same price as the 2023-24 NRDL price. In 2024, we generated $24.5 million in total revenue from Orpathys sales, of which $13.6 million was royalty revenue and $10.9 million was manufacturing revenue from sales of goods to AstraZeneca.

Savolitinib Partnership with AstraZeneca

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

2. Fruquintinib (HMPL-013)

Fruquintinib is a highly selective and potent oral inhibitor of vascular endothelial growth factor or VEGF receptors, known as VEGFR 1, 2 and 3. It has the potential to become a small molecule VEGFR 1, 2 and 3 inhibitor for many types of solid tumors that has the highest selectivity. Fruquintinib was designed to improve kinase selectivity to minimize off-target toxicities, improve tolerability and provide more consistent target coverage. The tolerability in patients to date, along with fruquintinib’s low potential for drug-drug interaction, suggests that it may be highly suitable for combinations with other anti-cancer therapies. We have partnered with Eli Lilly on fruiquintinib in China and Takeda outside of China. For more information, see “—Overview of Our Collaborations—Eli Lilly” and “—Overview of Our Collaborations—Takeda.”

Fruquintinib Mechanism of Action

During the development of cancer, tumors at an advanced stage can secrete large amounts of VEGF, a protein ligand, to stimulate formation of excessive vasculature (angiogenesis) around the tumor in order to provide greater blood flow, oxygen, and nutrients to fuel the rapid growth of the tumor. Since essentially all solid tumors require angiogenesis to progress beyond a few millimeters in diameter, VEGFR drugs have demonstrated benefits in a wide variety of tumor types. VEGF and other ligands can bind to three VEGF receptors, VEGFR 1, 2 and 3, each of which has been shown to play a role in angiogenesis. Inhibition of the VEGF/VEGFR signaling pathway can stop the growth of the vasculature around the tumor and starve the tumor of the nutrients and oxygen.

Fruquintinib Regulatory Status and Path

For CRC, supported by data from FRESCO China Phase III study, NMPA accepted our NDA submission for fruquintinib in June 2017. Fruquintinib was awarded priority review status by the NMPA in view of its clinical value in September 2017. In September 2018, fruquintinib was approved by the NMPA for the treatment of metastatic colorectal cancer patients, who have failed at least two prior systemic antineoplastic therapies including fluoropyrimidine, oxaliplatin and irinotecan, with or without prior use of anti-VEGF or anti-EGFR therapies. It was launched in November 2018.

Building on the data collected from the FRESCO study, we initiated FRESCO-2 global Phase III study. Based on the successful results of FRESCO-2 and FRESCO, the FDA accepted NDA submission and granted priority review status in May 2023, with a PDUFA date of Novebmer 30, 2023. On November 9, 2023, the FDA approved fruquintinib for adults with metastatic CRC who have been previously treated with fluoropyrimidine-, oxaliplatin‑, and irinotecan‑based chemotherapy, an anti-VEGF therapy, and, if RAS wild‑type and medically appropriate, an anti-EGFR therapy. Fruquintinib is the first and only selective inhibitor of all three VEGF receptor kinases approved in the U.S. for previously treated metastatic CRC regardless of biomarker status.

For EMC, the NMPA granted Breakthrough Therapy Designation to the combination of fruquintinib and Tyvyt In July 2023. Supported by data from FRUSICA-1 China Phase II registrational study in 2L EMC patients with pMMR status, the NMPA accepted NDA submission and granted priority review status in April 2024. Based on the study results, NMPA granted conditional approval in December 2024 for the treatment of patients with advanced EMC with pMMR tumors that have failed prior systemic therapy and are not candidates for curative surgery or radiation.

Fruquintinib Pre-clinical Evidence

Pre-clinical trials have demonstrated that fruquintinib is a highly selective VEGFR 1, 2 and 3 inhibitor with high potency and low cell toxicity at the enzymatic and cellular levels. In a kinase selectivity screening, fruquintinib was found to be approximately 250 times more selective to VEGFR 3 than to the next non-VEGFR kinase.

Fruquintinib Clinical Development

Fruquintinib Monotherapy - Colorectal Cancer

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib	FRESCO-2: 4L CRC	Global	III	Approved for CRC & launched in the U.S. Nov 2023; in the E.U. Jun 2024, in Argentina, Australia, Canada, Israel, Japan, Singapore, Switzerland, UAE & U.K. in H2 2024, & South Korea in Mar 2025	NCT04322539
Fruquintinib	FRESCO: 3L CRC	China	III	Approved for 3L CRC & launched in 2018	NCT02314819

FRESCO-2: Phase III study of fruquintinib in >3L CRC (NCT04322539)

FRESCO-2 is a global Phase III randomized, double-blind, placebo-controlled registration study of fruquintinib in CRC patients who had progression on, or intolerance to, Lonsurf and/or Stivarga; prior treatment with fluoropyrimidine-, oxaliplatin- and irinotecan-based chemotherapy, an anti-VEGF biological therapy, and, if RAS wild type, and anti-EGFR therapy; and prior treatment with an immune checkpoint inhibitor or BRAF inhibitor if indicated.

Results were presented for the first time at ESMO 2022 and published in The Lancet. Between September 2020 and December 2021, we recruited and 691 patients and randomized them 2:1 to receive fruquintinib 5mg OD (3 weeks on, 1 week off) or placebo. Both groups also received best supportive care. As of data cut-off of June 24, 2022, median follow-up was 11.3 months. OS was 7.4 months for the 461 patients treated with fruquintinib compared to 4.8 months for the 230 patients in the placebo group (hazard ratio 0.66; p<0.001). PFS was 3.7 months for patients treated with fruquintinib compared to 1.8 months for patients in the placebo group (HR 0.32; p<0.001). The DCR was 55.5% in the fruquintinib group compared to 16.1% for patients in the placebo group. The positive OS and PFS were consistent across all subgroups.

The safety profile of fruquintinib in FRESCO-2 was consistent with previously reported fruquintinib studies. Grade ≥3 TEAEs occurred in 62.7% of patients who received fruquintinib, versus 50.4% of patients who received placebo, including hypertension (13.6% vs. 0.9%), asthenia (7.7% vs. 3.9%) and hand-foot syndrome (6.4% vs. 0%). A separate study showed that during the study adverse events of special interest led to low rates of dose reduction (13.6% for patients who received fruquintinib vs 0.9% for patients who received placebo) and dose discontinuation (8.3% for patients who received fruquintinib vs 6.1% for patients who received placebo).

Further data of FRESCO-2 was presented at ASCO GI 2023 and ASCO 2023.

Results of FRESCO-2 at ESMO 2022: OS and PFS of fruquintinib vs placebo

Source:

ESMO 2022, LBA25. Dasari NA, et al. LBA25 - FRESCO-2: A global phase III multiregional clinical trial (MRCT) evaluating the efficacy and safety of fruquintinib in patients with refractory metastatic colorectal cancer. 12 Sep 2022, Proffered Paper session 2: GI, lower digestive Session. Annals of Oncology (2022) 33 (suppl_7): S808-S869. 10.1016/annonc/annonc1089.

A further analysis of data from the FRESCO and FRESCO-2 studies was presented at ASCO 2024. This analysis explored optimal sequencing of treatments in patients with metastatic colorectal cancer in the refractory setting. The magnitude of survival benefit with fruquintinib was similar irrespective of prior Lonsurf and/or Stivarga treatment status and sequence. In FRESCO-2 study, prior therapies were balanced between fruquintinib versus placebo arms. Patients who had received prior Lonsurf reported PFS of 3.6 months in fruquintinib arm vs. 1.9 months in placebo arm. Patients who had prior Stivarga followed by Lonsurf showed PFS of 3.8 months in fruquintinib arm vs. 1.8 months in placebo arm. Patients who had prior Lonsurf followed by Stivarga experienced PFS of 3.7 months in fruquintinib arm vs 1.7 months in placebo arm. Results also showed that the overall data of TEAEs with fruquintinib was consistent regardless of prior Lonsurf and/or Stivarga treatment status or sequence.

FRESCO: Phase III study of fruquintinib in 3L CRC (NCT02314819)

FRESCO is a China Phase III randomized, double-blind, placebo-controlled, pivotal study of fruquintinib in patients with locally advanced or metastatic CRC who had failed at least two prior systemic antineoplastic therapies, including fluoropyrimidine, Eloxatin and Camptosar. At the time, no drug was approved for 3L CRC in China with best supportive care being the general standard of care. This study followed a Phase II proof-of-concept trial in 3L CRC that met its primary endpoint of PFS. We initiated the study in 2014 and enrollment was completed in May 2016. The intent-to-treat population of 416 patients was randomized at a 2:1 ratio to receive 5 mg of fruquintinib orally OD, on a three-weeks-on/one-week-off cycle, plus best supportive care (278 patients) or placebo plus best supportive care (138 patients). The trial concluded in January 2017.

Results of FRESCO were presented at ASCO 2017 and published in the Journal of the American Medical Association in June 2018. All primary and secondary endpoints were met with a manageable safety profile and lower off-target toxicities compared to other targeted therapies. The primary endpoint of OS was 9.30 months in the fruquintinib group versus 6.57 months in the placebo group, with a hazard ratio of 0.65 (two-sided p<0.001). The secondary endpoint of PFS was 3.71 months in the fruquintinib group versus 1.84 months in the placebo group, with a hazard ratio of 0.26 (two-sided p<0.001). DCR in the fruquintinib group was 62% versus 12% for placebo (p<0.001), while the ORR based on confirmed responses was 5% versus 0% for placebo (p=0.012).

Stivarga is another VEGFR TKI approved for 3L CRC. Data from FRESCO compare favorably to the data from the CONCUR study, a Phase III study of Stivarga monotherapy in CRC conducted in Asia, and the CORRECT study, a global Phase III study of Stivarga in CRC. In particular, in the Chinese patient subgroup of the CONCUR study, Stivarga had a DCR of 46% versus 7% in the placebo group; PFS of 2.0 months versus 1.7 months and OS 8.4 months versus 6.2 months. In the CORRECT study, Stivarga had a DCR of 41% versus 15% in the placebo group; PFS of 1.9 months versus 1.7 months and OS of 6.4 months versus 5.0 months.

Fruquintinib had a manageable safety profile with lower off-target toxicities compared to Stivarga. CTC grade 3 or above hepatotoxicity was similar between the fruquintinib group and the placebo group. Stivarga showed markedly higher and often difficult to manage hepatotoxicity in the Chinese patient population in the CONCUR study, with adverse events leading to dose interruptions in 69% of patients, compared to 35% in the FRESCO study. The most frequent fruquintinib-related CTC grade 3 or above TEAEs included hypertension (21%), hand-foot skin reaction (11%), proteinuria (3%) and diarrhea (3%), all possibly associated with VEGFR inhibition. No other CTC grade 3 or above TEAEs exceeded 2% in the fruquintinib population. Dose interruptions or reductions occurred in only 35% and 24% of patients in the fruquintinib arm, respectively, and only 15% of patients discontinued treatment of fruquintinib due to adverse events versus 6% for placebo.

Subgroup analysis

In June 2018, a further subgroup analysis of data from the FRESCO Phase III study was presented at the ASCO 2018. This analysis explored possible effects of prior target therapy on the efficacy and safety of fruquintinib. The benefits of fruquintinib were generally consistent across all subgroups. In the prior target therapy subgroup, OS was 7.69 months for fruquintinib versus 5.98 months for placebo (hazard ratio = 0.63; p = 0.012) while PFS was 3.65 months for fruquintinib versus 1.84 months for placebo (hazard ratio = 0.24; p < 0.001). A subgroup of 84 patients who had received prior anti-VEGF treatment also benefited from fruquintinib. In this subgroup, OS was 7.20 months for fruquintinib versus 5.91 months for placebo (hazard ratio = 0.68; p = 0.066) and PFS was 3.48 months for fruquintinib versus 1.84 months for placebo (hazard ratio = 0.24; p < 0.001).

Additional data showed that there were no observed cumulative CTC grade 3 or above TEAEs in the subgroup of patients with prior target therapy. The CTC grade 3 or above TEAEs rates of fruquintinib were similar in the subgroups with prior target therapy (61.3%) and without prior target therapy (61.1%). This subgroup analysis is consistent with the previously reported results from the FRESCO study’s intent-to-treat population. The results of this analysis showed that fruquintinib had clinically meaningful benefits in 3L CRC patients regardless of prior target therapy without observed cumulative toxicity.

Quality-adjusted survival analysis

At ASCO 2018, an analysis was presented that aimed to compare the quality-adjusted survival between the two arms of the FRESCO study using quality-adjusted time without symptoms or toxicity (“Q-TWiST”) methodology. Patients treated with fruquintinib had longer Q-TWiST periods compared to patients treated with placebo. Q-TWiST benefits were observed regardless of prior lines of chemotherapy and prior anti-VEGF or anti-EGFR targeted therapy. The relative improvement of Q-TWiST with fruquintinib represents a clinically important quality-of-life benefit for mCRC patients.

Fruquintinib in Combination with Checkpoint Inhibitors

In November 2018, we entered into a global collaboration with Innovent to evaluate the combination of fruquintinib with Innovent’s Tyvyt, a PD-1 monoclonal antibody approved in China.

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib + Tyvyt	FRUSICA-3: 2L pMMR EMC	China	III	Started Dec 2024	NCT06584032
Fruquintinib + Tyvyt	FRUSICA-1: 2L pMMR EMC	China	II	Approved and launched in China	NCT03903705
Fruquintinib + Tyvyt	Dose escalation: CRC, BTC, colon cancer, head & neck and others Dose expansion: EMC, RCC, CRC, HCC, CC, NSCLC, GC	China	Ib/II	Data presented in ASCO 2024, ESMO Asia 2023, ESMO 2023, ASCO 2023 and CSCO 2021	NCT03903705
Fruquintinib + Tyvyt	FRUSICA-2: 2L RCC	China	II/III	Met primary endpoint in Mar 2025	NCT05522231

FRUSICA-1: Phase II study of fruquintinib in combination with Tyvyt 2L pMMR EMC (NCT03903705)

Platinum-based systemic chemotherapy is the standard first-line treatment for advanced endometrial cancer. However, patients who progress following first-line chemotherapy have limited treatment options, and the prognosis remains poor. FRUSICA-1 is a China Phase II open-label, single-arm registrational study of fruquintinib in combination with Tyvyt in 2L EMC patients with pMMR status. In July 2023, the study was fully enrolled and was granted Breakthrough Therapy Designation. Results were presented at ASCO 2024. As of November 15, 2023, 98 patients who have progressed on or were intolerable to up to 2 prior lines of platinum-based therapy were treated with fruquintinib 5mg OD (2 weeks on/1 week off) and Tyvyt 200mg Q3W. With median follow-up of 7.9 months, PFS was 9.5 months per IRC assessment and 13.8 months for the sub-group with prior bevacizumab therapy (22 out of 98 patients). OS was not reached for the same sub-group after follow-up of 15.7 months, but was 21.3 months for all patients. ORR was 35.6%; DCR was 88.5% and DoR was 11.1 months. No new safety signals were observed. Grade ≥3 TRAE was 60.2%, including hypertension (17.3%), hand-foot syndrome (11.2%), hypertriglyceridaemia (10.2%) and proteinuria (4.1%). The combination provided meaningful antitumor activity regardless of histology, PD-L1 status or prior bevacizumab therapy. Based on the study results, the combination of fruquintinib and Tyvyt was conditionally approved in China for 2L EMC with pMMR in December 2024.

Results of FRUSICA-1 at ASCO 2024: OS and PFS of fruquintinib plus Tyvyt

Source: Xiaohua W. et al. Fruquintinib plus Sintilimab in Treated Advanced Endometrial Cancer (EMC) Patients (Pts) with pMMR Status: Results From a Multicenter, Single-Arm Phase 2 Study. ASCO 2024. Abstract5619

FRUSICA-1 was preceded by a China Phase Ib/II basket study (same NCT03903705) evaluating the combination of fruquintinib and Tyvyt in a dose-escalation phase covering various solid tumors, followed by a dose-expansion phase on CRC, HCC, RCC, EMC, CC, NSCLC and GC. For the EMC single-arm, multicenter dose expansion cohort, data was disclosed at CSCO 2021. As of the data cutoff date of August 31, 2021, 35 patients were enrolled. Of them, 29 were efficacy evaluable; 4 were treatment-naïve and 25 were pretreated. All 4 treatment-naïve patients experienced confirmed tumor response, for ORR of 100%, and PFS was not reached. Among the 25 pretreated patients, ORR was 32.0%; DCR was 92.0% and PFS was 6.9 months. Among the 19 pMMR patients in the pretreated cohort, ORR was 36.8%; DCR was 94.7%; PFS was 6.9 months and OS was not reached. Treatment-related adverse events of grade 3 or above that occurred in more than 10% of patients were hypertension (11.4%) and proteinuria (11.4%). We agreed with the NMPA to expand this cohort into the single-arm registrational Phase II part of FRUSICA-1.

FRUSICA-3: Phase III study of fruquintinib in combination with Tyvyt in 2L pMMR EMC (NCT06584032)

FRUSICA-3 is a China Phase III randomized, open-label, active-controlled confirmatory study of fruquintinib in combination with Tyvyt versus paclitaxel or doxorubicin for 2L EMC with pMMR. The primary endpoints are OS and PFS. The study enrolled its first patient in December 2024 and targets recruitment of about 400 patients.

FRUSICA-2: Phase II/III study of fruquintinib in combination with Tyvyt in 2L RCC (NCT05522231)

In first-line clear-cell renal cell carcinoma, clinical benefits have been demonstrated for the combination of antiangiogenic therapy and immunotherapy. However, there is limited evidence on the benefits of this combination in the second-line setting. FRUSICA-2 is a China Phase II/III randomized, open-label, active-controlled study in 2L advanced or metastatic RCC patients treated with fruquintinib in combination with Tyvyt, versus axitinib or everolimus monotherapy. The trial started in October 2022 and completed recruitment of 234 patients in December 2023. Primary endpoint of PFS was met in March 2025 and we are preparing a NDA submission to NMPA.

FRUSICA-2 was preceded by a China Phase Ib/II basket study (NCT03903705) evaluating the combination of fruquintinib and Tyvyt in a dose-escalation phase covering various solid tumors, followed by a dose-expansion phase on CRC, HCC, RCC, EMC, CC, NSCLC and GC. For the RCC open-label, single-arm, dose expansion cohort, data was presented at ASCO 2023 and published in Targeted Oncology in January 2025. From September 9, 2020, to the data cut-off of March 31, 2023, for 1L patients (22), PFS was not reached and 18-month PFS rate was 59.4%. OS was not reached and 36-month OS rate was 72.4%. Confirmed ORR was 68.2%; DCR was 95.5% and DoR rate at ≥18 months was 73.4%. For 2L patients (20), which was the focus on subsequent FRUSICA-2 trial (NCT05522231), PFS was 15.9 months and 18-month PFS rate was 40.0%. OS was not reached and 36-month OS rate was 58.3%. Confirmed ORR was 60.0%; DCR was 85.0% and DoR rate at ≥18 months was 33.3%. Grade ≥3 TRAEs occurred in 52.4% of patients, including hypertension (27.3% in 1L, 15.0% in 2L), increased amylase (0.0% in 1L, 15.0% in 2L), proteinuria (9.1% in 1L, 10.0% in 2L), hypertriglyceridemia (9.1% in 1L, 20.0% in 2L) and hand-foot syndrome (9.1% in 1L, 0.0% in 2L). TRAEs led to discontinuation of fruquintinib in 11.9% of patients and discontinuation of Tyvyt in 7.1% of patients.

Phase Ib/II basket study of fruquintinib in combination with Tyvyt (NCT03903705)

The China Phase Ib/II basket study (NCT03903705) evaluated the combination of fruquintinib and Tyvyt in a dose-escalation phase covering various solid tumors, followed by a dose-expansion phase on CRC, HCC, RCC, EMC, CC, NSCLC and GC.

For the GC Phase II single-arm cohort, 27 GC patients with PD-L1 status of CPS≥1 were enrolled between September 9, 2021 and July 31, 2023. Results were presented at ESMO 2023. 18 1L patients and 6 ≥2L patients were evaluable for efficacy, with PFS of 11.0 months and 10.5 months, respectively. OS was not mature while 15-month OS rates were 56.7% and 66.7%, for 1L and ≥2L patients, respectively. Confirmed ORRs were 72.2% and 33.3%; DCRs were 100% and 83.3% while DoR was 10.3 months and not reached, for 1L and ≥2L patients, respectively. There was no obvious difference of clinical responses between 1L patients with CPS ≥5 and ≥10. Grade ≥3 TRAE occurred in 51.9% of patients. The most common TRAEs were proteinuria (51.9%), hypothyroidism (44.4%), increased aspartate aminotransferase (33.3%) and increased alanine aminotransferase (22.2%).

For the NSCLC Phase II single-arm cohort, 13 NSCLC patients with PD-L1 expression TPS ≥1% were enrolled between October 2021 and September 8, 2023. Results were presented at ESMO Asia 2023. 12 1L patients were evaluable for efficacy, with PFS of 19.3 months and 18-month OS rate of 61.5%, while median OS was not mature with median duration of follow-up of 19.3 months. Confirmed ORRs was 50.0%; DCRs were 100.0% while DoR was not reached. There was no obvious difference of clinical responses between patients with 1%≤CPS≤49% and CPS≥50%. Grade ≥3 TRAE occurred in 69.2% of patients. The most common TRAEs were asthenia (46.2%), thyroid disorder (38.5%), increased amylase (30.8%) and haemoptysis (30.8%).

For the CC Phase II single-arm cohort, 34 CC patients were enrolled. Results were presented at ESMO Asia 2023 with data cut-off date of May 30, 2023. There were 6 1L patients and 28 ≥2L patients; 8 with PD-L1 CPS<1 and 24 with CPS≥1; and 30 with pMMR status. PFS was 10.3 months and 8.2 months for 1L and ≥2L patients, respectively. OS was not reached yet with 15-month OS rates of 83.3% and 70.0% for 1L and ≥2L patients, respectively. More favorable efficacy was seen in PD-L1 CPS≥1 with PFS of 19.4 months (5.2 months for CPS<1) and 15-month OS rate of 76.0% (50.0% for CPS<1). ORRs were 50.0% and 29.6% for 1L and ≥2L patients, respectively, while DCR was 100% for all patients. Grade ≥3 TRAEs occurred in 70.6% of patients, including hand-foot syndrome (20.6%), hypertension (8.8%) and decreased lymphocyte count (5.9%).

For the CRC Phase Ib/II dose-escalation plus dose-expansion cohorts, 44 CRC patients were enrolled between April 26, 2019 and December 30, 2021. Results were presented at ASCO 2021 and published in European Journal of Cancer in March 2023. There were 30 2L patients and 13 ≥3L patients. 22 patients received fruquintinib 3mg OD + sintilimab Q3W while another 22 patients on 5mg OD 2 weeks on/1 week off, with the latter becoming the recommended dosing regimen. Among 43 efficacy evaluable patients, PFS was 5.6 months (6.9 months in 5mg OD regimen); OS was 14.3 months (14.8 months in 5mg regimen); ORR was 20.9% (23.8% in 5mg OD regimen); DCR was 88.4% (100% in 5mg OD regimen) and DoR was 8.3 months (9.7 months in 5mg OD regimen). Within the 22 patients on 5mg OD regimen, Grade ≥3 TRAEs occurred in 36.4% of patients, mainly hypertension (13.6%) and hand-foot syndrome (9.1%).

Fruquintinib Combination - Gastric Cancer

Advanced gastric cancer is a major medical need, particularly in Asian populations, with limited treatment options for patients who have failed first-line standard chemotherapy with 5-fluorouracil and platinum doublets.

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib + paclitaxel	FRUTIGA: 2L GC	China	III	Supplemental NDA withdrawn in Aug 2024	NCT03223376

FRUTIGA: Phase III study of fruquintinib in combination with paclitaxel in 2L GC (NCT03223376)

FRUTIGA is a China Phase III randomized, double-blind active-controlled study of fruquintinib in combination with paclitaxel compared with paclitaxel monotherapy, for 2L GC. Enrollment was completed in July 2022. Its dual-primary endpoints were PFS and OS. The trial met the PFS endpoint at a statistically and clinically meaningful level. The OS endpoint was not statistically significant per the pre-specified statistical plan, although there was an improvement in median OS.

Results were presented orally at ASCO Plenary Series in February 2024. As of data cut-off on September 9, 2022, 703 patients were assigned 1:1 to either fruquintinib 4 mg OD 3 weeks on/1 week off and paclitaxel or placebo and paclitaxel. With a median follow-up of 31.7 months, patients on fruquintinib combined with paclitaxel achieved PFS of 5.6 months, vs 2.7 months in the control group on paclitaxel only with HR of 0.569 and p < 0.0001. There was an improvement in OS with median OS of 9.6 months vs. 8.4 months, however this was not statistically significant. There was an imbalance of patients receiving subsequent antitumor therapies across the two groups, with 52.7% in the fruquintinib plus paclitaxel group vs. 72.2% in the paclitaxel monotherapy group. In pre-specified sensitivity analysis, when excluding patients taking subsequent antitumor therapy, OS advantage becomes nominally statistically significant for the treatment arm at 6.9 months vs 4.8 months in control arm with HR of 0.72 and p=0.0422. Fruquintinib also demonstrated a statistically significant improvement in secondary endpoints including ORR, DCR and DoR. The safety profile of fruquintinib in FRUTIGA was consistent with previously reported studies.

In April 2023, the NDA in China was accepted for review by the NMPA. In August 2024, we voluntarily withdrawn the supplemental NDA in China for fruquintinib in combination with paclitaxel for the treatment of second-line advanced gastric or gastroesophageal junction adenocarcinoma. Following an additional internal review of the current data package, in light of recent discussions with the NMPA, we determined that the submission is unlikely to support an approval in China at this time.

Fruquintinib Exploratory Development

In China, we support an investigator-initiated trial program for fruquintinib, and there are about 100 of such trials ongoing in various solid tumor settings. A number of investigator-initiated trials were presented at ASCO 2023, AACR ESMO 2023 and ASCO GI 2024, including initial results of a Phase II study of fruquintinib in combination with investigator’s choice of chemotherapy in second-line metastatic CRC with microsatellite stable (MSS) phenotype, as well as fruquintinib monotherapy for the treatment of biliary tract cancer and soft tissue sarcoma.

Fruquintinib Commercial Launch

Fruquintinib is marketed as Elunate in China and Fruzaqla outside China. We have partnered with Eli Lilly on fruiquintinib in China and Takeda outside of China. Fruquintinib was first approved in mainland China by the NMPA in September 2018 and commercially launched in November 2018. In February 2022, it received marketing approval in Macau. In January 2024, it received marketing approval in Hong Kong which is the first medicine to be approved under Hong Kong’s new mechanism for registration of new drugs (the “1+” mechanism) officially commenced on November 1, 2023. Starting on January 1, 2020, Elunate was included on China’s NRDL at a 63% discount to its initial retail price for two years. The inclusion was renewed with a discount of 5% relative to the 2020-21 NRDL price, and Elunate will continue to be included in the NRDL starting January 2022 for another two years. In January 2024, Elunate renewed its inclusion again for a new two-year term at the same price as the 2022-23 NRDL price.

In November 2023, Fruzaqla received marketing approval in the United States. It was approved in the E.U. for in June 2024, followed by first European reimbursement in Spain in December 2024, triggering a $10.0 million milestone from Takeda. It was approved in Japan in September 2024, followed by pricing approval and launch in November 2024, triggering another milestone from Takeda. For the rest of the world, Fruzaqla was approved in Argentina and Switzerland in August 2024, in Canada in September 2024 (with reimbursement), in United Kingdom in September 2024, in Australia and Singapore in October 2024, in Israel and the United Arab Emirates in December 2024, and in South Korea in March 2025.

In 2024, we generated $86.3 million in total revenue from Elunate, of which $18.0 million was royalty revenue, $15.8 million was manufacturing revenue from sales of goods primarily to Eli Lilly and $52.5 million was revenue from promotion and marketing services to Eli Lilly. We also generated $110.8 million in total revenue from Fruzaqla sales, of which $39.4 million was royalty revenue, $51.4 million was manufacturing revenue from sales of goods and $20.0 million from commercial sale milestone after Takeda delivered over US$200 million net sales of Fruzaqla in the year 2024.

Fruquintinib Partnership with Eli Lilly

In October 2013, we entered into a license and collaboration agreement with Eli Lilly in China. In December 2018, we amended our agreement, giving us, among other things, all planning, execution and decision making responsibilities for life cycle indication development of fruquintinib in China. Support from Eli Lilly helped us establish our own manufacturing facility in Suzhou, China. In July 2020, we reached an agreement with Eli Lilly to take over development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities for Elunate in China starting on October 1, 2020. Under the terms of the new agreement, we will share gross profits linked to sales target performance. Subject to meeting pre-agreed sales targets, Eli Lilly will pay us an estimated total of 70% to 80% of Elunate in-market sales in the form of royalties, manufacturing costs and service payments. For more information, see “—Overview of Our Collaborations—Eli Lilly.”

Fruquintinib Partnership with Takeda

In January 2023, we entered into an agreement with a subsidiary of Takeda whereby it received an exclusive worldwide license from us to develop, manufacture and commercialize fruquintinib in all indications and territories outside of China. We are entitled to receive a series of payments up to $1.13 billion, including upfront, regulatory, development and commercial sales milestone payments, plus royalties on net sales. Fruzaqla was successfully approved for commercialization in the U.S. in November 2023, which triggered a regulatory approval milestone of $35 million. For the year ended December 31, 2024, Takeda has delivered over $200 million in net sales of Fruzaqla, which triggered a commercial sales milestone of $20 million. Following the regulatory and first pricing approval of Fruzaqla in Japan in November 2024 and the regulatory approval and the first national reimbursement recommendation in Europe in December 2024, regulatory approval milestone payments of $5 million and $10 million were triggered respectively. For more information, see “—Overview of Our Collaborations—Takeda.”

3. Surufatinib (HMPL-012)

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, both shown to be involved in tumor angiogenesis, and CSF-1R, which plays a key role in regulating tumor-associated macrophages, promoting the body’s immune response against tumor cells. Its unique dual mechanism of action may be suitable for combinations with other immunotherapies. Surufatinib’s ability to inhibit angiogenesis, block the accumulation of tumor associated macrophages and promote infiltration of effector T cells into tumors helps improve the anti-tumor activity of PD-1 antibodies. Several combination studies have shown promising data. We own all rights to surufatinib globally.

Surufatinib Mechanism of Action

Both VEGFR and FGFR signaling pathways can mediate tumor angiogenesis. CSF-1R plays an important role in the functions of macrophages. The roles in increasing tumor immune evasion of VEGFR, FGFR in regulation of T cells, tumor-associated macrophages and myeloid-derived suppressor cells have been demonstrated. Blockade of tumor angiogenesis and tumor immune evasion by simultaneously targeting VEGFR 1, 2 and 3, FGFR1 and CSF-1R kinases represent a promising approach in oncology.

Surufatinib Regulatory Status and Path

Surufatinib is being marketed by us in China under the brand name Sulanda. It was approved by the NMPA in December 2020 for the treatment of non-pancreatic NETs and launched in mid-January 2021. This NMPA approval of surufatinib was based on results from the SANET-ep, a China Phase III study in patients with advanced non-pancreatic NETs. The positive results of this trial were highlighted in an oral presentation at ESMO 2019 and published in The Lancet Oncology in September 2020. In June 2021, surufatinib was approved by the NMPA for the treatment of advanced pancreatic NETs and launched in June 2021. This NMPA approval of surufatinib was based on results from the SANET-p, a China Phase III study in patients with advanced pancreatic NETs. The positive results of this trial were highlighted in an oral presentation at ESMO 2020 and published in The Lancet Oncology in September 2020. In 2022, we presented a pooled analysis of safety data from the SANET-p and SANET-ep studies at the ASCO 2022.

Surufatinib received FDA Fast Track Designations in April 2020 for the treatment of pNETs and epNETs. Orphan Drug Designation for pNETs was granted in November 2019. In a May 2020 pre-NDA meeting, we reached an agreement with the FDA that the two positive Phase III studies of surufatinib in patients with pNETs and epNETs in China, along with the bridging trial in the U.S. could form the basis to support a U.S. NDA submission. The FDA accepted the filing of the NDA in June 2021. However, in April 2022, we received a Complete Response Letter from the FDA regarding the NDA for surufatinib for the treatment of pNETs and epNETs. Based on interactions with the FDA and EMA, a new multi-regional clinical trial would be required to move forward with this program in the U.S. and Europe. Following dialogue with the PMDA, we have decided not to file a Japanese NDA on the basis of the clinical trial data available at this time.

Surufatinib Pre-clinical Evidence

Surufatinib inhibited VEGFR 1, 2, and 3, FGFR1 and CSF-1R kinases with IC50 in a range of 1 nM to 24 nM. It blocked VEGF-induced VEGFR2 phosphorylation in HEK293 cells and CSF-1R phosphorylation in RAW264.7 cells with an IC50 of 2 nM and 79 nM, respectively. Surufatinib also reduced VEGF- or FGF-stimulated human umbilical vein endothelial cell proliferation with an IC50 < 50 nM. In animal studies, a single oral dose of surufatinib inhibited VEGF-stimulated VEGFR2 phosphorylation in lung tissues of nude mice in an exposure-dependent manner. Elevation of FGF23 levels in plasma 24 hours post dosing suggested suppression of FGFR signaling. Surufatinib demonstrated potent tumor growth inhibition in multiple human xenograft models and decreased cluster of differentiation 31 expression remarkably, suggesting strong inhibition on angiogenesis through VEGFR and FGFR signaling.

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

Surufatinib Clinical Development

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib + Airuika + chemotherapy	1L PDAC	China	II/III	Fully enrolled Phase II	NCT06361888
Surufatinib	SANET-ep: Non-pancreatic NET	China	III	Approved; Launched in 2021	NCT02588170
Surufatinib	SANET-p: Pancreatic NET	China	III	Approved; Launched in 2021	NCT02589821

Surufatinib Combination – Pancreatic Cancer

Phase II/III study of surufatinib in combination with Airuika and chemotherapy in 1L PDAC (NCT06361888)

We started a China Phase II/III multicenter, randomized, open-label, active-controlled study in adults with metastatic pancreatic cancer who have not been previously treated with a systemic anti-tumor therapy evaluating the use of surufatinib combined with camrelizumab (an anti-PD-1), nab-paclitaxel, and gemcitabine versus nab-paclitaxel plus gemcitabine. After an initial safety run-in stage, the Phase ІІ/ІІІ stage may enroll a further 500 patients, with a primary endpoint of OS. The Phase II stage of 62 patients was fully enrolled in November 2024.

This study was informed in part by an investigator-initiated trial presented at ASCO GI 2024 (NCT05218889) using surufatinib combined with camrelizumab plus chemotherapy as 1L therapy for pancreatic adenocarcinoma. Median PFS and OS were 9.0 and 13.3 months, respectively, compared to 5.8 and 8.6 months in the control group with chemotherapy only.

Surufatinib Monotherapy - Neuroendocrine Tumors

Neuroendocrine tumors begin in the specialized cells of the body’s neuroendocrine system. Cells have traits of both hormone-producing endocrine cells and nerve cells. Neuroendocrine tumors are found throughout the body’s organ system, about 58% of NETs originate in the gastrointestinal tract and pancreas, 27% in the lung or bronchus, and a further 15% in other organs or unknown origins. In China, there are an estimated approximately 34,000 new patients of advanced NETs per year. NETs can be functional, releasing hormones and peptides that cause symptoms like diarrhea and flushing, or non-functional with no symptoms. Early-stage NETs, which are often functional, can be treated with somatostatin analogue subcutaneous injections, which are approved and reimbursed in China and alleviate symptoms and slow NET growth, but have limited tumor reduction efficacy. We believe that surufatinib is currently the only approved targeted therapy that can address and treat all subtypes of NETs.

SANET-ep study: Phase III study of surufatinib in non-pancreatic NETs (NCT02588170)

SANET-ep is a China Phase III randomized, double-blind, placebo-controlled study of surufatinib in patients with unresectable or metastatic, well differentiated, extrapancreatic NETs and progression on no more than two types of previous systemic regimens. Primary endpoint was PFS. Patients were randomized in a 2:1 ratio to receive either 300 mg of surufatinib OD or a placebo OD on a 28-day treatment cycle. Between December 9, 2015 and March 31, 2019, we enrolled 198 patients. An interim analysis was conducted in mid-2019, meeting predefined criteria for early discontinuation and leading to IDMC’s recommendation to stop the trial early, with the results presented at ESMO 2019, and published in The Lancet Oncology in September 2020. PFS per investigator assessment was 9.2 months for surufatinib group, compared to 3.8 months for the placebo group (HR 0.334; p<0.0001). Surufatinib was well-tolerated in this study and the safety profile was consistent with observations in prior clinical studies. CTC grade 3 or above TEAEs in this study with greater than 5% incidence were hypertension (36%), proteinuria (19%) and anemia (7%).

SANET-p study: Phase III study of surufatinib in pancreatic NETs (NCT02589821)

SANET-p is a China Phase III randomized, double-blind, placebo-controlled study of surufatinib in patients with progressive, advanced, well differentiated pancreatic NETs and progression on no more than two types of previous systemic regimens. Primary endpoint was PFS. Patients were randomized at a 2:1 ratio to receive either 300 mg of surufatinib OD or a placebo OD on a 28-day treatment cycle. Between February 18, 2016 and November 11, 2019, we enrolled 172 patients. An interim analysis was conducted in early 2020, meeting predefined criteria for early discontinuation and leading to IDMC’s recommendation to stop the trial early, with the results presented published in The Lancet Oncology in September 2020. PFS was 10.9 months for patients for surufatinib group, compared to 3.7 months for the placebo group (HR 0.491; p = 0.0011). ORRs were 19.2% in the surufatinib group versus 1.9% for the placebo group, with a DCR of 80.8% versus 66.0%, respectively. Efficacy was also supported by a PFS of 13.9 months for surufatinib as compared to 4.6 months for placebo (HR 0.339; p<0.0001). The safety profile of surufatinib was manageable and consistent with prior studies. Treatment discontinuation rates as a result of TEAEs was 10.6% in the surufatinib group as compared to 6.8% in the placebo group. CTC grade 3 or above TEAEs in this study with greater than 5% incidence were hypertension (38%), proteinuria (10%) and hypertriglyceridemia (7%).

Surufatinib Exploratory Development

In China, we support an investigator-initiated trial program for surufatinib, with about 95 of such trials in various solid tumor settings being conducted for both combination and single agent regimens. A number of investigator-initiated trials were presented at ASCO 2023, ESMO 2023 and ASCO GI 2024 for surufatinib in combination with other agents, including with chemotherapy as well as with anti-PD-1 antibodies plus different chemotherapy regimens in various solid types including pancreatic adenocarcinoma, gastric/gastroesophageal junction adenocarcinoma and biliary tract cancer.

Surufatinib Commercial Launch

We currently retain rights to surufatinib worldwide. Surufatinib capsules, sold under the brand name Sulanda, were approved for marketing in China by the NMPA in December 2020 and June 2021 for the treatment of advanced non-pancreatic NETs and pancreatic NETs, respectively. In 2021, Sulanda was sold as a self-pay drug whereby patients paid for treatment out-of-pocket. We used means-test early access and patient access programs to help patients afford Sulanda. Following negotiations with the NHSA, Sulanda was included on China’s NRDL at a 52% discount on our main 50mg dosage form, relative to the 2021 self-pay price, for two years starting on January 1, 2022. The inclusion was renewed for another two years starting in January 2024 for the same discounted price as the 2022-23 NRDL price. In 2024, we generated $49.0 million in revenue from Sulanda, up from $43.9 million in 2023, as increasing brand awareness amongst doctors and improving NET diagnosis drove prescription growth and market share to 27% in 2024 (2023: 21%).

4. Sovleplenib (HMPL-523)

Sovleplenib is a novel, selective, oral inhibitor targeting Syk, for the treatment of hematological malignancies and immune diseases. Syk is a component in Fc receptor and B-cell receptor signaling pathway. The threshold of safety for a Syk inhibitor in chronic disease is extremely high, with no room for material toxicity. The failure of Tavalisse in a global Phase III registration study in rheumatoid arthritis provided important insights for us in the area of toxicity. In addition, Tavalisse has also been shown to strongly inhibit the Ret kinase, and in pre-clinical trials it was demonstrated that inhibition of the Ret kinase was associated with developmental and reproductive toxicities. We own all rights to sovleplenib globally.

Sovleplenib Mechanism of Action

Syk is a key kinase upstream to PI3Kδ and BTK within the B-cell signaling pathway and therefore thought to be an important target for modulating B-cell signaling. We believe it could deliver the same outcome as inhibitors of BTK and PI3Kδ, assuming no unintentional toxicities are derived from Syk inhibition. The central role of Syk in signaling processes is not only in cells of immune responses but also in cell types known to be involved in the expression of tissue pathology in autoimmune, inflammatory and allergic diseases. Interfering with Syk could represent a possible therapeutic approach for treating these disorders. Several studies have shown Syk as a key player in the pathogenesis of rheumatoid arthritis, SLE and MS.

In hematopoietic cells, Syk is recruited to the intracellular membrane by activated membrane receptors like B-cell receptors or another receptor called Fc and then binds to the intracellular domain of the receptors. Syk is activated after being phosphorylated by certain kinases and then further induces downstream intracellular signals including B-cell linker, PI3Kδ, BTK and Phospholipase C-y2 to regulate B-cell proliferation, growth, differentiation, homing, survival, maturation, and immune responses. Syk regulates lymphatic cells and signal transduction of non-lymphatic cells, resulting in different immunological functions such as degranulation to release immune active substances, leading to immunological reaction and disease. Regulating B-cell signal pathways through Syk is expected to be effective for treating lymphoma.

Sovleplenib Regulatory Status and Path

We submitted the NDA for sovleplenib for the treatment of adult patients with primary immune thrombocytopenia (“ITP”), and the it was accepted by the NMPA in January 2024 with priority review status. This NDA is supported by data from ESLIM-01, a China Phase III randomized, double-blinded, placebo-controlled study of sovleplenib in 188 adult patients with primary ITP who have received at least one prior line of standard therapy. In January 2022, sovleplenib received the Breakthrough Therapy Designation in China for treatment of primary ITP. In 2024, we started a Phase I/Ib dose-optimization study overseas (NCT06291415).

Besides the clinical trials related to primary ITP, we also have various clinical trials of sovleplenib ongoing. In September 2022, we initiated ESLIM-02, a China Phase II/III randomized, double-blind, placebo-controlled study of sovleplenib in the treatment of wAIHA. The enrollment of Phase II part of the study was completed in mid-2023 and primary end point has been met. We initiated the Phase III phase in March 2024 in China.

Sovleplenib Pre-clinical Evidence

The safety profile of sovleplenib was evaluated in multiple in vitro and in vivo pre-clinical trials under good laboratory practice guidelines and found to be well tolerated following single dose oral administration. It is a highly selective Syk inhibitor with an IC50 of 24 ± 4 nM in a Syk kinase enzymatic assay. Sovleplenib’s lack of KDR inhibition means a much lower risk of hypertension, a major off-target toxicity in clinical trials. Sovleplenib was evaluated in collagen-induced rheumatoid arthritis in mice and rats and it significantly reduced disease severity in a dose dependent manner; stopping disease progression, and reversing paw swelling and bone resorption to normal levels. In lupus-prone mice, sovleplenib significantly blocked skin lesions, delaying the onset of proteinuria, reducing the immune organs to body weight ratios and suppressing the production of anti-nuclear antibodies.

Sovleplenib Clinical Development

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Sovleplenib	ESLIM-01: ≥2L+ITP	China	III	NDA accepted in Jan 2024 Data at EHA 2024, ASH 2024	NCT05029635
Sovleplenib	≥2L ITP	U.S.	Ib	Started in 2024	NCT06291415
Sovleplenib	ESLIM-02: wAIHA	China	II/III	Phase II data at EHA2024 Phase III since March 2024	NCT05535933

Sovleplenib Monotherapy - ITP

ESLIM-01: Phase III study of sovleplenib in ITP (NCT05029635)

ESLIM-01 is a China Phase III randomized, double-blinded, placebo-controlled study in patients with primary ITP who have received at least one prior line of standard therapy. Between Sept 29, 2021, and Dec 31, 2022, 188 patients were 2:1 randomized to receive sovleplenib 300 mg OD or placebo for 24 weeks. Primary endpoint is durable response rate. In January 2022, the NMPA granted Breakthrough Therapy Designation for this indication. All endpoints were met in August 2023. In June 2024, we presented the results at EHA 2024 and published in The Lancet Haematology. Long-term follow-up analysis was presented at ASH 2024. The NDA is under review by the NMPA. Additional data were requested by CDE and subsequently submitted by HUTCHMED. The supplementary data is currently under review by CDE.

Durable response rate (platelet count ≥50x109/L in 4 or more of the 6 visits during 12–24 weeks) was 48.4% with sovleplenib compared to zero with placebo (p<0.0001), which was consistent across most pre-defined subgroups. Overall response rates (platelet count ≥50x109/L at least once 0–24 weeks) were 68.3% at 0–12 weeks and 70.6% at 0–24 weeks with sovleplenib, compared to 14.5% and 16.1% with placebo (p<0.0001). The median time to response was 8 days with sovleplenib compared to 30 days with placebo. Patients were heavily pretreated with a median of four prior lines of ITP therapy.

Consistent clinical benefits were seen regardless of prior lines of ITP therapies, TPO/TPO-RA treatment types and number of prior regimens. In patients who received four or more prior lines of therapy, the durable response rate was 47.7% with sovleplenib compared to 0% with placebo. 74.6% of patients in the sovleplenib group had received prior treatment with TPO/TPO-RA, and this subgroup demonstrated a significantly higher durable response rate of 46.8% with sovleplenib compared to zero with placebo. The safety profile was consistent with previously reported studies. Grade ≥3 TEAEs were reported in 25.4% of patients with sovleplenib and 24.2% with placebo. Sovleplenib also significantly improved quality of life in physical functioning and energy/fatigue (p<0.05).

A follow-on, open-label sub-study of the extension stage of ESLIM-01 Phase III demonstrated long-term benefits in increasing and maintaining platelet count. The data was presented at ASH 2024. In the overall population, the overall response was achieved by 81% (145/179) of the patients, with a durable response rate of 51.4% and long-term durable response rate of 59.8%. The median cumulative duration of platelet count ≥50×10⁹/L was 38.9 weeks. The long-term treatment was well tolerated, with a safety profile consistent with previous studies and no new safety signals were identified.

ESLIM-01 is supported by the results of a randomized, double-blind and placebo-controlled Phase Ib study in ITP presented at ASH 2021. As of data cut-off date of September 30, 2021, a total of 34 patients were randomized to receive sovleplenib and 11 patients to placebo. Among 16 patients who were randomized to receive the RP2D of 300mg OD, 68.8% experienced response as defined by at least one incident of platelet count being ≥ 50×109/L in the initial 8-week double blinded phase of the study. In total, 80% experienced response during both phases of the study. Durable response, defined as platelet count being ≥ 50×109/L in at least 4 out of 6 last scheduled visits, were reported in 40% for those who received RP2D in both phases of the study.

Safety data were presented for all 41 patients who received treatment at all doses, regardless of whether they were initially randomized to receive active treatment or crossed over during the open-label extension phase of the study. No patients discontinued treatment due to treatment-related adverse events, and no cases of treatment-related serious adverse events were reported. There were 30 patients (73%) who experienced treatment-related adverse events, including 3 (7.3%) who experienced Grade ≥3 TRAEs. No TRAE of Grade ≥3 occurred in more than one patient.

Results of ESLIM-1 at EHA 2024 and ASCO 2024: durable response and long-term durable response

Sovleplenib Monotherapy - wAIHA

ESLIM-02: Phase II/III study of sovleplenib for wAIHA (NCT05535933)

ESLIM-02 is a China Phase II/III randomized, double blind, placebo-controlled study in adult patients with primary or secondary AIHA who had relapsed or were refractory to at least one prior line of standard treatment. AIHA is an autoimmune disorder resulting in a shortened red blood cell (“RBC”) life span and increased RBC clearance. Incidence ranges from 0.8 to 3.0 per 100,000/year globally, with a prevalence of 17 per 100,000. Mortality rates are 8–11% and up to 30% in severe cases involving critically ill patients. wAIHA is the most common form of AIHA and accounts for 70–80% of cases.

Between September 26, 2022 and May 9, 2023, 21 patients were enrolled in the Phase II part of the study and were randomized 3:1 to receive sovleplenib 300mg OD or placebo. Results were presented at EHA 2024 and published in The Lancet Haematology in February 2025. The overall Hb response rate (≥100g/L at least once and increase of ≥20g/L from baseline, not impacted by rescue therapy) was 66.7% by week 24 and durable Hb response rate (≥100g/L at 3 consecutive evaluations separated by at least 7 days and increase of ≥20g/L from baseline, not impacted by rescue therapy) was 47.6%. Rescue therapies were used by 25% of patients on sovleplenib and 60% on placebo. 33.3% of patients experienced Grade ≥3 TEAEs, including anemia (19%), which was not related to treatment. One patient reported TEAE leading to treatment interruption and none led to discontinuation.

In March 2024, we initiated the registration stage of the Phase II/III clinical trial (same NCT05535933) of sovleplenib in adult patients with wAIHA in China.

5.    Tazemetostat

Tazemetostat is an inhibitor of EZH2 developed by Ipsen. It received accelerated approval from the FDA based on ORR and DoR in January 2020 for epithelioid sarcoma and in June 2020 for r/r ≥2L EZH2m FL or r/r FL with no satisfactory alternatives.

In August 2021, we entered into a strategic collaboration with Epizyme, a subsidiary of Ipsen, to research, develop, manufacture and commercialize tazemetostat in Greater China, including the mainland China, Hong Kong, Macau and Taiwan. We are generally responsible for funding all clinical trials of tazemetostat in China, including the portion of global trials conducted there. Separately, we are conducting a China bridging study in follicular lymphoma for potential conditional registration based on its U.S. approvals. The study is fully enrolled. We are responsible for the research, manufacture and commercialization of tazemetostat in China.

In May 2022, it was approved by the Health Commission and Medical Products Administration of Hainan Province to be used in the Hainan Boao Lecheng International Medical Tourism Pilot Zone, under the Clinically Urgently Needed Imported Drugs scheme, for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma consistent with the label as approved by the FDA. Tazemetostat received approval in Macau in March 2023 and for r/r ≥2L EZH2m FL in Hong Kong in May 2024. In July 2024, NDA was accepted by NMPA with Priority Review for r/r ≥2L EZH2m FL.

We are developing and plan to seek approval for tazemetostat in various hematological and solid tumors in China. We are participating in Ipsen’s SYMPHONY-1 (EZH-302) study, leading it in China.

Tazemetostat Mechanism of Action

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

Tazemetostat Clinical Development

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Monotherapy	r/r ≥3L EZH2m/EZH2w FL	China	II Bridging	NDA accepted July 2024	NCT05467943
Tazemetostat+ lenalidomide + rituximab (R2)	SYMPHONY-1: r/r ≥2L EZH2m/EZH2w FL	Global	Ib/III	Phase III ongoing Phase Ib data at ASH 2023	NCT04224493

Phase II bridging study of tazemetostat in r/r ≥3L FL (NCT05467943)

In July 2022, we initiated a China Phase II open-label, two-cohort bridging study of tazemetostat in r/r ≥3L FL intended to support conditional registration in China. Patients received 800mg of tazemetostat BID. The primary objective is to evaluate ORR in patients with EZH2m (Cohort 1). The secondary objectives are to evaluate DoR, PFS and OS in patients with EZH2m and EZH2w (Cohort 2). Enrollment was completed with 42 patients in September 2023. In July 2024, NDA was accepted by NMPA with Priority Review for r/r ≥2L EZH2m FL.

SYMPHONY-1: Phase Ib/III study of tazemetostat in combination with lenalidomide and rituximab for r/r ≥2L EZH2w/EZH2m FL (NCT04224493)

SYMPHONY-1 (EZH-302) is a global Phase Ib/III randomized, double-blind, active-controlled, three-stage study of tazemetostat in combination with R² (lenalidomide and rituximab) in r/r ≥2L EZH2w/EZH2m FL. Ipsen conducted the Phase Ib portion of the study in 2021. Results of the Phase Ib open-label portion was presented in ASH 2022 and ASH 2023. As of July 10, 2023, 44 patients were treated with 400 mg, 600 mg or 800 mg of tazemetostat BID with 31.8% of patients received >1 prior therapy and 81.8% being EZH2w. RP3D was determined as 800mg BID. ORRs were 88.9% in EZH2w and 100% in EZH2m. PFS and DoR were not reached after follow-up of 22.5 months. 18-month PFS and DoR rates were 94.4% and 100%. There were no dose-limiting toxicities with the most common Grade 3-4 TEAE being neutropenia (40.9%) while TEAE leading to discontinuation was 20.5%. The safety profile was consistent with previously reported safety information for both tazemetostat and R².

In the Phase III portion of the randomized, double-blind, active-controlled study, approximately 560 patients are randomized 1:1 to receive tazemetostat with R² or placebo with R². The study also includes a maintenance arm with tazemetostat or placebo following the first year of treatment. Primary end point is PFS as assessed by investigator. The first patient was enrolled in May 2022 and the first China patient was enrolled in September 2022.

SYMPHONY-1 study for 2L+ FL: rituximab + lenalidomide (R^2) + Tazemetostat, followed by Tazemetostat alone

Population	Patients with relapsed / rituximab refractory FL who have been treated with at least one prior systemic therapy
Key Objectives	☑ Phase 1b (safety run-in) Safety, PK, anti-tumor activity Phase 3 (efficacy) Primary: PFS as determined by Investigator; interim analyses for futility Secondary: PFS by IRC, response rate, duration of response, OS, QOL, safety

Safety Run-in
Phase 3 Randomization (12 Months)
Maintenance (24 Months)
All-comers
EZH2 MUT / WT Enrichment
Based on cobas® EZH2 Mutation Test
TAZ + Rituximab + Lenalidomide (N=44)
TAZ + Rituximab + Lenalidomide (N=250)
Placebo + Rituximab + Lenalidomide (N=250)
Tazemetostat monotherapy (N=250)
Placebo (N=250)

Stratification for randomized portion by EZH2 mutation status: treatment sensitive vs. refractory to prior rituximab containing regimen, patients treated with 1 prior vs ≥ 2 prior systemic therapies.

Source: Epizyme

Design of SYMPHONY-1 study for 2L+ FL

6.   Fanregratinib (HMPL-453)

Fanregratinib is a novel, selective, oral inhibitor targeting FGFR 1/2/3. Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis, as well as resistance to anti-tumor therapies. Approximately 10-15% of IHCC patients have tumors harboring FGFR2 fusion. We retain all rights to fanregratinib worldwide.

Fanregratinib Mechanism of Action

FGFR belongs to a subfamily of receptor tyrosine kinases. Four different FGFRs (FGFR1-4) and at least 18 ligand FGFs constitute the FGF/FGFR signaling system. Activation of the FGFR pathway through the phosphorylation of various downstream molecules ultimately leads to increased cell proliferation, migration and survival. FGF/FGFR signaling regulates tissue development, angiogenesis, and tissue regeneration. A growing body of evidence has demonstrated the oncogenic potential of FGFR aberrations in driving tumor growth, promoting angiogenesis, and conferring resistance mechanisms to oncology therapies. Dysfunction in the FGF/FGFR signaling leads to a number of developmental disorders and is consistently found to be a driving force in cancer. Deregulation of the FGFR can take many forms, including receptor amplification, activating mutations, gene fusions, and receptor isoform switching, and the molecular alterations are found at relatively low frequencies in most tumors.

Incidence of FGFR aberrations in various tumors

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

Fanregratinib Pre-clinical Evidence

Preclinical data of fanregratinib was presented at AACR 2023. Fanregratinib potently inhibited the tyrosine kinase activities of recombinant FGFR 1, 2, and 3 in vitro (IC50 values of 6, 4, and 6 nM, respectively) with weaker activity against FGFR4 (IC50 = 425 nM). It selectively inhibited proliferation of tumor cell lines with dysregulated FGFR signaling (GI50: 3~105 nM) compared with cell lines lacking FGFR aberrations (GI50: > 1.5 μM). Oral administration could induce time- and dose-dependent inhibition of phosphorylation of FGFR and resulted in remarkable and dose-dependent anti-tumor activity in multiple FGFR-altered tumor models. Fanregratinib at a dose of 50 mg/kg/day could induce tumor regression in most tumor models tested. It significantly improved anti-tumor activity of anti-PD-1 antibody in a FGFR2 fusion model by priming the immune environment. Fanregratinib has good pharmacokinetic properties characterized by rapid absorption following oral dosing, good bioavailability, moderate tissue distribution and moderate clearance in all pre-clinical animal species. Fanregratinib was found to have little inhibitory effect on major cytochrome P450 enzymes, indicating low likelihood of drug-to-drug interaction issues.

Fanregratinib Clinical Development

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
Fanregratinib	2L IHCC with FGFR fusion	China	II	Fully enrolled registration phase 2025 March Data at ASCO 2023	NCT04353375
Fanregratinib + chemotherapies or Tuoyi (PD-1)	Solid tumors	China	I/II	Ongoing	NCT05173142

Phase II study of fanregratinib in 2L IHCC with FGFR2 fusion (NCT04353375)

The registration phase of an ongoing China Phase II open-label, single-arm study of fanregratinib in 2L IHCC with FGFR2 fusion started after we consulted with NMPA in 2023. If positive, the data may be used to support a future NDA filing. We dosed the first patient in March 2023 and completed recruitment of 87 patients in March 2025.

Results of an earlier cohort of the same China Phase II open-label, single-arm study (also NCT04353375) were reported at ASCO 2023. IHCC patients with FGFR2 fusion pretreated with at least one line of systemic therapy received either fanregratinib 150mg OD (cohort 1) or 300mg OD 2 weeks on/1 week off (cohort 2, chosen as RP2D). At data cutoff date of September 21, 2022, 25 patients were treated with median follow-up of 12.0 months for cohort 1 (12 evaluable patients) and 4.1 months for cohort 2 (10 evaluable patients). ORR was 50% and DCR was 90% in cohort 2, while DoR was not reached. PFS was 5.7 months in cohort 1 and not mature in cohort 2. Grade ≥3 TRAEs occurred in 23.1% in cohort 2, with no treatment discontinuation. For both cohorts combined, the most common Grade ≥3 TRAEs were decreased neutrophil count (8%), nail toxicity (8%) and hand-foot syndrome (8%).

Phase Ib/II study of fanregratinib in combination with chemotherapies or toripalimab in solid tumors (NCT05173142)

China Phase Ib/II open-label, two-stage study started in 2022 to evaluate the use of fanregratinib in combination with chemotherapy (gemcitabine and cisplatin) or Tuoyi (PD-1) in patients with specific advanced or metastatic solid tumors. The first stage of the study is a dose escalation phase to determine DLT and RP2D. The second stage is a dose expansion phase in solid tumor patients with either GC, IHCC or urothelial carcinoma harboring specific FGFR gene alterations.

7. Ranosidenib (HMPL-306)

Ranosidenib is a novel dual-inhibitor of IDH1 and IDH2 enzymes. IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among acute myeloid leukemia patients, with approximately 20% of patients having mutant IDH genes. IDH mutations also occurred in myelodysplastic syndrome (“MDS”), myeloproliferative neoplasms (“MPNs”), low-grade glioma and intrahepatic cholangiocarcinoma. We retain all rights to ranosidenib worldwide.

Ranosidenib Mechanism of Action

IDHs are critical metabolic enzymes that help to break down nutrients and generate energy for cells. When mutated, IDH creates a molecule, 2-hydroxyglutarate (“2-HG”), that alters the cell’s genetic programming and prevents cells from maturing. Accumulation of 2-HG into cells causes activation of oncogenes and deactivation of tumor-suppressor genes. 2-HG affects different transcription factors, such as hypoxia-inducible factor (“HIF”) and mammalian target of rapamycin (“mTOR”), which are commonly deregulated in cancer. Elevation of 2-HG levels can be used as a marker of target engagement by an IDH inhibitor. Cytoplasmic mutant IDH1 and mitochondrial mutant IDH2 have been known to switch to the other form when targeted by an inhibitor of IDH1 mutant alone or IDH2 mutant alone. By targeting both IDH1 and IDH2 mutations, ranosidenib could potentially benefit cancer patients harboring either IDH mutation and may address acquired resistance to IDH inhibition through isoform switching.

Ranosidenib Clinical Development

Treatment	Trial Name, Patient Focus	Sites	Phase	Status/Plan	NCT #
Ranosidenib	RAPHAEL: r/r mIDH1/2 AML	China	III	Ongoing since May 2024	NCT06387069
Ranosidenib	r/r mIDH1/2 myeloid hematological malignancies	China	I	Data at EHA 2024	NCT04272957
Ranosidenib	r/r mIDH1/2 AML	Global	I	Data at EHA 2024	NCT04764474

RAPHAEL: Phase III study of ranosidenib in r/r mIDH1/2 AML (NCT06387069)

RAPHAEL is a China Phase III randomized, open-label, active-controlled, registrational study of ranosidenib in r/r AML harboring ІDH1 and/or ІDH2 mutations. Patients will either receive ranosidenib 250 mg OD during first 28-day cycle and then 150 mg OD starting from second cycle, or salvage chemotherapy such as MEC (etoposide, cytarabine, mitoxantrone) or FLAG ± Ida (G-CSF, fludarabine, cytarabine, idarubicin) or cytarabine or azacitidine. The primary endpoint is OS, with secondary endpoints including CR rate, CR+CRh rate, CR+Cri+CRh rate, EFS, DoR, TTR, safety and QoL. The study dosed the first patient on May 11, 2024 and targets recruitment of about 320 patients.

Phase I study of ranosidenib in r/r mIDH1/2 myeloid hematological malignancies (NCT04272957)

China Phase I open-label, two-phase study of ranosidenib in r/r myeloid hematological malignancies (AML, MDS, CMML, MPN) harboring IDH1 and/or IDH2 mutations started in July 2021. Results of dose escalation phase was presented at EHA 2023. At data cut-off date of 2023 April 20, 51 patients were enrolled with median follow-up of 7.4 months. ORR was 33.3% and CR+Cri+CRMRD- was 31.4%. For two cohorts of 150 mg OD and 250mg OD with 34 patients combined, overall ORR was 44.1% while IDH1 and IDH2 subgroups reported ORRs of 42.9% and 45.0%, respectively; as well as ORRs of 38.9% and 50.0% in BCL2i naïve and BLC2i pretreated subgroups, respectively. Grade ≥3 TRAEs included decreased platelet count (25.5%), decreased neutrophil count (13.7%), anemia (11.8%) and decreased WBC count (9.8%). RP2D was determined as 250mg OD for cycle 1 and 150mg OD from cycle 2.

Results of dose expansion phase were presented at EHA 2024. As of January 6, 2024, 23 patients were enrolled into RP2D, on top of 36 patients from the two cohorts of 150 mg OD and 250mg OD. OS was not reached for RP2D group, while, for the 150 mg OD and 250 mg OD cohorts, OD were 13.4 months for IDH1 and 13.1 months for IDH2, respectively. CR+CRh rates for RP2D group were 45.5% and 50.0% for the IDH1 and IDH2 subgroups, respectively. If excluding 16 patients with FLT3 and RAS hotspot mutations, CR+CRh rates for RP2D group were 50.0% and 62.5% for the IDH1 and IDH2 subgroups, respectively. Grade ≥3 TRAEs occurred in 57.6% of patients. Most common TRAEs were decreased platelet count (54.2%), anemia (39.0%), decreased neutrophil count (35.6%) and decreased WBC count (32.2%).

Phase I study of ranosidenib in r/r mIDH1/2 hematological malignancies (NCT04764474)

Global Phase I open-label, two-phase study of ranosidenib in r/r mIDH1/2 AML started in 2021. Results were presented at EHA 2024. During the dose escalation phase, patients received 50 mg to 400 mg of ranosidenib OD and maximum tolerated dose was not reached. At data cut-off of February 15, 2024, 45 patients were treated, with 32 patients evaluable for tumor response. Both ORRs and CR+Cri+CRMRD- ranged from 16.7% to 100% at different dosage levels with 66.7% at the highest dose. Grade ≥3 TEAEs occurred in 13.3% of patients, with treatment discontinuation at 17.8%. Most frequent TEAEs were anemia (26.7%), febrile neutropenia (24.4%), diarrhea (20.0%) and asthenia (17.8%).

8. HMPL-760

HMPL-760 is an investigational, non-covalent, third generation BTK inhibitor. It is a highly potent, selective, and reversible inhibitor with long target engagement against BTK, including wild-type and C481S-mutated BTK. We retain all rights to HMPL-760 worldwide.

HMPL-760 Mechanism of Action

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

HMPL-760 Pre-clinical Evidence

Pre-clinical data was presented at AACR 2023 showing HMPL-760 as a reversible, selective, highly potent, BTK inhibitor targeting both wild-type and C481 mutated BTK. In the reversibility study, it showed full recovery, as compared to no recovery for another BTK inhibitor. It demonstrated stronger inhibition of BTK phosphorylation, B-NHL cell growth and whole blood B-cell activation; maintained a longer duration and exhibited stronger anti-tumor efficacy in xenograft models than other BTK inhibitors tested in the same study.

HMPL-760 Clinical Development

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-760	R/R DLBCL	China	II	Initiated November 2024	NCT06601504
HMPL-760	CLL, SLL, other B-NHL	China	I	Dose expansion arm ongoing	NCT05190068

Phase II study of HMPL-760 in patients with r/r DLBCL (NCT06601504)

In November 2024, we started China Phase II randomized, active-controlled study of HMPL-760 in combination with R-GemOx versus placebo in combination with R-GemOx in patients with r/r DLBCL.

Phase I study of HMPL-760 in patients with r/r lymphomas (NCT05190068)

In this dose escalation phase, patients with r/r lymphoma that failed standard therapy were eligible. Data was presented at EHA Congress in June 2024. As of September 30, 2023, a total of 26 patients with r/r lymphoma (10 CLL/SLL, 4 MCL, 7 DLBCL, 2 LPL/WM, 2 FL, 1MZL) were treated. The median number of prior therapies was 2, of which 8 patients had prior exposure to BTK inhibitors. No DLT was observed in dose-escalation phase and maximum tolerated dose was not reached up to 600 mg. The most common (≥30%) TRAEs were neutrophil count decrease, platelet count decrease, and anaemia. Most of the TRAEs were concentrated in grade 1-2. Only 2 patients (600 mg) experienced drug-related serious adverse events (pulmonary tuberculosis, drug-induced liver injury). 26 patients had post-baseline tumor assessment and achieved ORR of 73.1%. The median TTR was 2.3 months. Among 8 patients treated with BTK inhibitors, the ORR was 87.5%. 400 mg OD was selected as RP2D.

9. HMPL-506

HMPL-506 is a novel, investigational, selective small molecule inhibitor for oral administration targeting the menin protein. The menin protein is a scaffold protein that controls gene expression and cell signaling. Revumenib is the only FDA approved menin inhibitor and currently there is no menin inhibitors approved in China. We retain all rights to HMPL-506 worldwide.

HMPL-506 Mechanism of Action

Mixed-lineage leukemia (“MLL”, also known as KMT2A) rearrangement and nucleophosmin 1 (“NPM1”) mutation play key roles in AML. MLL-rearranged AML accounts for approximately 5% of adult AML, associated with poor prognosis, and NPM1-mutant AML accounts for approximately 30% of AML. Multiple studies have illuminated that those leukemogenesis are dependent on the interaction of menin-MLL, which controls downstream gene expressions associated with cell proliferation and differentiation, e.g., HOXA9 and CD11. Current research has demonstrated that the inhibition of menin-MLL interaction is a feasible therapeutic strategy in MLL-rearranged and/or NPM1-mutant AML.

HMPL-506 Pre-clinical Evidence

Pre-clinical data was presented at AACR 2024 highlighting HMPL-506 as a novel and highly differentiated menin-MLL inhibitor with robust anti-tumor activities, favorable ADME properties and low risk of cardiac toxicity. Compared with the other 5 menin inhibitors in clinical stage, HMPL-506 showed the strongest inhibitory potency in MLL-r and NPM1m cell line models. Treatment at 10 mg/kg and 25 mg/kg resulted in tumor shrinkage in all treated animals, with tumor regression rates of 72% and 100%, respectively. HMPL-506 synergistically improved anti-tumor effect of azacytidine, venetoclax and gilteritinib against MLL-r leukemias. HMPL-506 displayed favorable PK profiles and high selectivity among multiple kinases, methyltransferases and safety related targets. The IC50 of HMPL-506 on hERG patch clamp was over 60 µM, indicating low risk of QTc prolongation in human.

HMPL-506 Clinical Development

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-506	MLL-rearranged/NPM1-mutant AML	China	I	Initiated June 2024	NCT06387082

Phase I study of HMPL-506 in MLL-rearranged/NPM1-mutant AML (NCT06387082)

In June 2024, we initiated China Phase I open-label study of HMPL-506 in patients with hematological malignancies. The study is divided into two phases, a dose escalation phase and a dose expansion phase. The study is expected to enroll at least 60 patients.

10. HMPL-415

HMPL-415 is a novel, highly potent, selective and non-competitive SHP2 allosteric inhibitor. As of today, no SHP2 inhibitor drug has been approved. We retain all rights to HMPL-415 worldwide.

HMPL-415 Mechanism of Action

SHP2 modulates diverse cell signaling events that control metabolism, cell growth, differentiation, cell migration, transcription and oncogenic transformation. It interacts with diverse molecules in the cell, and regulates key signaling events including RAS/ERK, PI3K/AKT, JAK/STAT and PD-1 pathways downstream of several receptor tyrosine kinases (“RTKs”) upon stimulation by growth factors and cytokines. Dysregulation of SHP2 expression or activity causes many developmental diseases, and hematological and solid tumors.

HMPL-415 Pre-clinical Evidence

Pre-clinical data was presented at EORTC 2023 highlighting HMPL-415 as a potent, selective, and non-competitive SHP2 inhibitor with strong activity against multiple RAS/MAPK activated tumor models, including those with KRAS alterations, BRAF, NF1 and EGFT mutants. It showed prolonged and high tumor exposure with sustained pathway inhibition after repeat dosing. Strong anti-tumor efficacy was also seen with intermittent dosing (twice a week or once weekly).

HMPL-415 Clinical Development

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-415	Solid tumors	China	I	Initiated Jul 2023	NCT05886374

Phase I study of HMPL-415 in advanced solid tumors (NCT05886374)

In July 2023, we initiated a China Phase I open-label study of HMPL-415 as a single agent in patients with advanced malignant solid tumors. This study is expected to enroll up to approximately 80 patients, including patients as part of the dose escalation stage, and further patients at the determined RP2D.

11. HMPL-653

HMPL-653 is an investigational novel, highly selective, and potent CSF-1R inhibitor designed to target CSF-1R driven tumors as a monotherapy or in combination with other drugs. Currently there are three FDA-approved CSF-1R for TGCT, chronic graft-versus-host disease, but none are approved in China. We retain all rights to HMPL-653 worldwide.

HMPL-653 Mechanism of Action

CSF-1R is usually expressed on the surface of macrophages and can promote growth and differentiation of macrophages. Studies have shown that blocking the CSF-1R signaling pathway could effectively modulate the tumor microenvironment, relieve tumor immunosuppression, and synergize with other anti-cancer therapies such as immune checkpoint inhibitors to achieve tumor inhibition. It has been demonstrated in several clinical studies that CSF-1R inhibitors could treat TGCT and treat a variety of malignancies combined with immuno-oncology or other therapeutic agents.

HMPL-653 Pre-clinical Evidence

Pre-clinical data was presented at EORTC 2023 showing single agent anti-tumor activity in CSF-1/CSF-1R dependent tumor models. HMPL-653 prevented M2 macrophage polarization in a concentration-dependent manner, with dose-dependent tumor regression in tumor models with CSF-1R alterations at dose of 2.5 mg/kg or above. HMPL-653, administered once daily from 1 mg/kg to 10 mg/kg were well tolerated, and exhibited dose-dependent anti-tumor activities. It also showed enhanced response when administered in combination with anti-PD-1 antibody by decreasing tumor-infiltrating M2 macrophages and increasing the ratio of M1/M2 macrophages.

HMPL-653 Clinical Development

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-653	Solid tumors & TGCT	China	I	Fully enrolled	NCT05277454

Phase I study of HMPL-653 in advanced solid tumors (NCT05277454)

In January 2022, we started China Phase I open-label, single-arm study of HMPL-653 in patients with advanced or metastatic solid tumors and TGCT. Approximately 110 patients are expected to be enrolled in the dose escalation and expansion phase of this study. The primary endpoints are dose limiting toxicity, safety, tolerability, RP2D and maximum tolerated dose.

12. HMPL-A83

HMPL-A83 is an investigational IgG4-type humanized anti-CD47 monoclonal antibody that exhibits high affinity for CD47. There is no approved anti-CD47 antibody. We retain all rights to HMPL-A83 worldwide.

HMPL-A83 Mechanism of Action

CD47 is a cell surface transmembrane protein that is ubiquitously expressed on virtually all human cells. The overexpression of CD47 is reported in a variety of tumors and is believed to be associated with immune escape from macrophage-mediated phagocytosis. HMPL-A83 blocks CD47 binding to Signal regulatory protein α (“SIRPα”) and disrupts the “do not eat me” signal that cancer cells use to shield themselves from the immune system.

HMPL-A83 Pre-clinical Evidence

In preclinical studies, HMPL‑A83 demonstrated a high affinity for CD47 antigen on tumor cells and strong phagocytosis induction of multiple tumor cells, as well as weak affinity for red blood cells and no induction of hemagglutination, implying low risk of anemia, a potential event of special interest. HMPL-A83 demonstrated strong anti-tumor activity in multiple animal models.

HMPL-A83 Clinical Development

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-A83	Advanced malignant neoplasms	China	I	Ongoing	NCT05429008

Phase I study of HMPL-A83 in advanced solid tumors (NCT04908046)

In July 2022, we initiated a China Phase I open-label study of HMPL-A83 in patients with advanced malignant neoplasms. The primary endpoints are dose-limiting toxicity, safety, tolerability, RP2D and maximum tolerated dose.

13. HMPL-295

HMPL-295 is a novel, potent and selective ERK inhibitor. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (“MAPK pathway”). This is first of our multiple candidates in discovery addressing the MAPK pathway. We retain all rights to HMPL-295 worldwide.

HMPL-295 Mechanism of Action

MAPK pathway is dysregulated in cancer, in which mutations or nongenetic events hyper-activate the pathway in up to 50% of cancers. RAS and RAF mutations predict worse clinical prognosis in a wide variety of tumor types, mediate resistance to targeted therapies, and decrease the response to the approved standards of care, namely, targeted therapy and immunotherapy. ERK inhibition has the potential to overcome or avoid the intrinsic or acquired resistance from the inhibition of RAS, RAF and MEK upstream mechanisms. HMPL-295 inhibited ribosomal S6 kinase (“RSK”) phosphorylation which is a downstream signaling molecule regulated by ERK1/2 and stimulated by phorbol 12-myristate 13-acetate (“PMA”).

HMPL-295 Pre-clinical Evidence

Pre-clinical data was presented at AACR 2024 highlighting strong activity against multiple MAPK pathway activated tumor models. HMPL-295 inhibited ERK1 kinase with IC50 of 4 ± 0.04 nM and ERK2 kinase with IC50 of 4 ± 1 nM. Selectivity against a panel of 394 kinases show ≥20 folds selectivity over 384 kinases at 1 µm and <35% inhibition of 86 safety-related proteins at 1 µm. It effectively blocked ERK signaling and attenuated the growth of MAPK pathway dysregulated cancer cell lines. Combination significantly improved anti-tumor activity of targeted agents (e.g., adagrasib, encorafenib and cetuximab) and chemotherapy (e.g., gemcitabine, nab-paclitaxel, fluorouracil and irinotecan) in multiple tumor models with KRAS or BRAF mutation.

HMPL-295 Clinical Development

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-295	Solid tumors	China	I	Data presented	NCT04908046

Phase 1 dose-escalation study of HMPL-295 in advanced solid tumors (NCT04908046)

In July 2021, we initiated China Phase I open-label study of HMPL-295 in patients with advanced malignant solid tumors who have failed standard therapy. Following the initial dose escalation stage, another 10 to 15 patients would be enrolled at the RP2D to further evaluate its safety and the preliminary efficacy of HMPL-295. An exploratory study on the pharmacokinetic biomarkers of HMPL-295 was also planned.

Data was presented at ASCO 2024. As of Dec 11, 2023, 47 patients with advanced solid tumors were enrolled. During the dose escalation from 5 to 75 mg, 5 patients experienced a dose-limiting toxicities of grade 3 dermatitis acneiform, rash and acute kidney injury. Partial response was seen in 1 patient with duodenal adenocarcinoma, 1 patient with endometrial cancer and 1 patient with NSCLC. 25 (53.2%) pts reported grade ≥3 TEAEs. The most common ≥ grade 3 TEAEs were rash (10.6%) and anemia (10.6%). RP2D was determined to be 50 mg OD.

14. Amdizalisib (HMPL-689)

Amdizalisib is a novel, highly selective oral inhibitor targeting the isoform PI3Kδ, a key component in the B-cell receptor signaling pathway. We retains all rights to amdizalisib worldwide. Through discussions with the NMPA, it is clear that a randomized study is required to support registration. In view of the changing regulatory landscape, we are currently evaluating the clinical development plan and regulatory guidance before deciding the next strategy for amdizalisib.

Class I phosphatidylinositide-3-kinases (“PI3Ks”) are lipid kinases that, through a series of intermediate processes, control the activation of several important signaling proteins including the serine/threonine kinase AKT. In most cells, AKT is a key PI3Kδ affector that regulates cell proliferation, carbohydrate metabolism, cell motility and apoptosis and other cellular processes. Upon an antigen binding to B-cell receptors, PI3Kδ can be activated through the Lyn and Syk signaling cascade.

Aberrant B-cell function has been observed in immunological diseases and B-cell mediated malignancies. PI3Kδ is considered to be a promising target for hematologic cancer, autoimmunity and transplant organ rejection and other related inflammation diseases.

Compared to other PI3Kδ inhibitors, amdizalisib shows higher potency and selectivity.

Enzyme selectivity shows that amdizalisib is about five-fold more potent than Zydelig on whole blood level and, unlike Copiktra, does not inhibit PI3K-g.

Enzyme IC50 (nM)	HMPL‑689	Zydelig	Copiktra	Aliqopa
PI3Kδ	0.8 (n = 3)	2	1	0.7
PI3Kγ (fold vs. PI3Kδ)	114 (142x)	104 (52x)	2 (2x)	6.4 (9x)
PI3Kα (fold vs. PI3Kδ)	>1,000 (>1,250x)	866 (433x)	143 (143x)	0.5 (1x)
PI3Kδ human whole blood CD63+	3	14	15	n/a
PI3Kβ (fold vs. PI3Kδ)	87 (109x)	293 (147x)	8 (8x)	3.7 (5x)

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
Amdizalisib	3L r/r FL 2L r/r MZL	China	II Registration	Met primary endpoint in r/r FL cohort Breakthrough Therapy Designation	NCT04849351
Amdizalisib	Indolent NHL PTCL	China	Ib	Completed Data presented at ICML 2023	NCT03128164

Phase II registration-intent study of amdizalisib in r/r FL and r/r MZL (NCT04849351)

In April 2021, we commenced a China Phase II single-arm, open-label, registration-intent study in 108 patients with r/r FL and approximately 80 patients with r/r MZL. In February 2023, the trial has fully enrolled the FL cohort and the primary endpoint of ORR met its pre-specified threshold.

Phase Ib study of amdizalisib in indolent NHL (NCT03128164)

Our China Phase I/Ib open-label study in r/r NHL successfully established a Phase II dose and expanded into multiple sub-categories of indolent NHL. Updated safety data as well as efficacy data were reported at the International Conference on Malignant Lymphoma (“ICML”) in June 2023. At median follow-up of 22.1 months, median DoR and PFS were not reached for the 26 efficacy evaluable patients in the follicular lymphoma cohort. For the MZL cohort of 16 efficacy evaluable patients, at median follow-up of 20.3 months, median DoR was not reached and median PFS was 26.8 months. Amdizalisib showed an acceptable safety profile and promising anti-tumor activity in relapsed/refractory lymphoma.

15. Immunology Collaboration with Inmagene

We have a strategic partnership with Inmagene to develop two novel drug candidates (IMG-004 and IMG-007) discovered by us for the potential treatment of multiple immunological diseases, with funding provided by Inmagene. We received shares representing approximately 7.5% of the shares in Inmagene (fully diluted) in July 2024, as consideration for Inmagene’s exclusive license to further develop, manufacture and commercialize these two drug candidates worldwide. On December 23, 2024, Inmagene and Ikena Oncology, Inc. (Nasdaq: IKNA, “Ikena,”) announced that they had signed a merger agreement which the parties expect to close in mid-2025, subject to closing conditions. Following closing, we will have an interest in the Nasdaq-listed merged company. For more details on the collaboration arrangement, please see “—Our Collaborations—Inmagene.”

Treatment	Patient Focus	Sites	Phase	Status/Plan	NCT #
IMG-007 (OX40 antibody)	Adults with moderate-to-severe atopic dermatitis	U.S. Canada	IIa	Full results IIb planned for Q1 2025	NCT05984784
IMG-007 (OX40 antibody)	Alopecia areata with 50% or greater scalp hair loss	U.S. Canada	IIa	Fully enrolled; results pending	NCT06060977
IMG-004 (BTK inhibitor)	Adult healthy volunteers	U.S.	I	Single ascending dose completed	NCT05349097

IMG-007, a novel antagonistic monoclonal antibody targeting the OX40 receptor with silenced antibody-dependent cell-mediated cytotoxicity function. OX40 is a costimulatory receptor, a member of the tumor necrosis factor receptor superfamily expressed predominantly on activated T cells. One Phase IIa study has announced results and one Phase IIa study has completed recruitment.

IMG-007 in atopic dermatitis (NCT05984784) – This trial evaluates the safety, pharmacokinetics and efficacy of IMG-007 in adult patients with moderate-to-severe atopic dermatitis who had inadequate response to and/or intolerant of topical therapies. Inmagene reported positive topline data from patients in the U.S. and Canada in January 2025. A 4-week treatment with IMG-007 resulted in a mean reduction in eczema area and severity index (“EASI”) of 77% and EASI-75 response of 54%, at week 16. Durable inhibition of inflammatory markers was observed for up to 24 weeks. IMG-007’s subcutaneous formulation demonstrated an extended half-life of approximately 35 days. IMG-007 was overall well-tolerated with no reports of pyrexia or chills. Initiation of a Phase IIb dose-finding study with IMG-007’s subcutaneous formulation in patients with moderate-to-severe atopic dermatitis is planned for the first quarter of 2025.

IMG-007 in alopecia areata (NCT06060977) – This trial evaluates the safety and efficacy of IMG-007 in adults with alopecia areata with 50% or greater scalp hair loss. 29 patients from 11 sites in the U.S. and Canada were given three doses over four weeks, with 24-week follow-up. The study was fully enrolled in May 2024 and the topline data readout is pending.

IMG-004, a small molecule inhibitor that binds to BTK in a non-covalent, reversible manner. Designed specifically for inflammatory and autoimmune diseases that usually require long-term treatment, IMG-004 is potent, highly selective and brain permeable with potential for once daily dosing. IMG-004 was safe and well tolerated in the Phase I single ascending dose and multiple ascending dose studies in healthy volunteers in the U.S., at single doses of 30 to 600mg and once daily doses of 50mg to 300mg for 10 days (NCT05349097). In the multiple-dose study, steady-state exposure over the entire dosing interval is estimated to have achieved at least 90% maximal inhibitory concentration (IC90). The data supports a potential therapeutic dose regimen of 50mg QD.

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

Beyond these clinical candidates, we continue to conduct research into discovering new types of drug candidates, including among others, small molecules addressing cancer-related apoptosis, cell signaling, epigenetics and protein translation; biologic drug candidates including BsAbs; and novel technologies including ADCs and heterobifunctional small molecules.

Our Collaborations

Collaborations and joint ventures with corporate partners have provided us with significant funding and access to our partners’ scientific, development, regulatory and commercial capabilities. Our current oncology collaborations focus on savolitinib (collaboration with AstraZeneca) and fruquintinib (collaboration with Eli Lilly and Takeda). When we entered into these collaborations, we had already conducted the discovery research and early clinical development of each drug candidate and, following our agreements, continued to conduct the clinical development and manage or assist the engagement with regulatory authorities up to and including filing the NDAs. Our collaboration partners fund a significant portion of our research and development costs for drug candidates developed in collaboration with them. In addition, we may receive upfront payments upon our entry into these collaboration arrangements and upon the achievement of certain development milestones for the relevant drug candidate. We have received upfront payments, equity contributions and milestone payments totaling approximately $674.5 million mainly from our collaborations with AstraZeneca, Eli Lilly and Takeda as of December 31, 2024. In return, our collaboration partners are entitled to a significant proportion of any future revenue from our drug candidates developed in collaboration with them, as well as a degree of influence over the clinical development process for such drug candidates. In addition, we have entered into other clinical collaborations for combination studies with drug candidates. We also have an immunology collaboration with Inmagene with respect to four novel pre-clinical drug candidates discovered by us and an in-licensing collaboration with Epizyme with respect to tazemetostat.

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

AstraZeneca paid $20.0 million upon execution of the AstraZeneca Agreement and agreed to pay royalties and additional amounts upon the achievement of development and sales milestones. Under the original terms of the AstraZeneca Agreement, we and AstraZeneca agreed to share the development costs for savolitinib in China, with AstraZeneca being responsible for the development costs for savolitinib in the rest of the world. With respect to certain clinical trials, we subsequently agreed with AstraZeneca on sharing development costs. As of December 31, 2024, we had triggered $71.0 million of milestone payments and recognized approximately $99.3 million of reimbursements for certain development costs. We may potentially receive future clinical development and first sales milestones payments for clinical development and initial sales of savolitinib, plus significant further milestone payments based on sales. Subject to approval of savolitinib in treating PRCC, under the amended AstraZeneca Agreement, AstraZeneca is obligated to pay us increased tiered royalties from 14% to 18% annually on all sales made of any product outside of China, which represents a five percentage point increase over the original terms, subject to a potential downward adjustment on such point increase based on the amount of any contribution by AstraZeneca to the Phase III development in patients with such indication. After total aggregate additional royalties have reached five times our contribution to the Phase III development in patients with such indication, this royalty will step down over a two-year period, to an ongoing royalty rate of 10.5% to 14.5%. AstraZeneca is also obligated to pay us a fixed royalty of 30% on all sales made of any product in China.

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

Eli Lilly paid a $6.5 million upfront fee following the execution of the Eli Lilly Agreement in 2013, and agreed to pay royalties and additional amounts upon the achievement of development and regulatory approval milestones. As of December 31, 2024, we had triggered $40.0 million of milestone payments and recognized approximately $68.8 million of reimbursements for certain development costs.

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

Takeda

In January 2023, we entered into a license agreement with a subsidiary of Takeda (the “Takeda Agreement”) to further the global development, commercialization and manufacture of fruquintinib outside of China. Under the terms of the Takeda Agreement, we are entitled to receive a series of payments up to $1.13 billion, including upfront, regulatory, development and commercial sales milestone payments, plus royalties on net sales. Fruzaqla was successfully approved for commercialization in the U.S. in November 2023, which triggered a regulatory approval milestone of $35 million. For the year ended December 31, 2024, Takeda has delivered over $200 million in net sales of Fruzaqla, which triggered a commercial sales milestone of $20 million. Following the regulatory and first pricing approval of Fruzaqla in Japan in November 2024 and the regulatory approval and the first national reimbursement recommendation in Europe in December 2024, regulatory approval milestone payments of $5 million and $10 million were triggered respectively. In 2024, our consolidated revenue from Fruzaqla, which represents manufacturing revenue, royalties and commercial milestone paid by Takeda, reached $110.8 million.

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

Under the terms of the agreement, we have granted Inmagene exclusive options to four drug candidates solely for the treatment of immunological diseases. If Inmagene exercises an option, it will have the right to further develop, manufacture and commercialize that specific drug candidate worldwide, while we retain first right to co-commercialization in China. For each of the drug candidates, we will be entitled to development milestones of up to $92.5 million and up to $135 million in commercial milestones, as well as up to double-digit royalties upon commercialization. In October 2023, Inmagene issued notices to exercise the options to two of the drug candidates; namely, HMPL-A28/IMG-007 and HMPL-727/IMG-004 and as a consequence the parties entered into a Share Subscription Agreement in February 2024, which, subject to various customary closing conditions, entitles HUTCHMED to receive common shares in Inmagene representing 7.5% of the fully diluted share capital of Inmagene as consideration for the exercise of the options. The shares in Inmagene was received on July 2, 2024, Inmagene was granted an exclusive license to further develop, manufacture and commercialize these two drug candidates worldwide. All of the rights of Inmagene under the strategic partnership in respect of the other two drug candidates, namely, HMPL-662 and HMPL-958 terminated and/or expired in March and September 2023 respectively.

On December 23, 2024, Inmagene announced that it entered into a merger agreement with Ikena Oncology, Inc., and the combined company plans to operate under the name ImageneBio, Inc. (“ImageneBio”). If this merger completes, our share in ImageneBio is expected to be 4.66% and may be further diluted if additional follow-on funding to ImageneBio occurs.

Epizyme (A Subsidiary of Ipsen Pharma SAS)

In August 2021, we entered into a licensing agreement with Epizyme Inc. (a subsidiary of Ipsen Pharma SAS) pursuant to which we obtained a co-exclusive license to develop, an exclusive license to commercialize and a co-exclusive license to manufacture tazemetostat in mainland China, Hong Kong, Taiwan and Macau for all therapeutic and palliative uses in epithelioid sarcoma, FL (2L and 3L), DLCBL and any other indications that are approved according to the terms of the licensing agreement.

To date, we have paid Epizyme a $25.0 million upfront payment and an aggregate of $5.0 million milestone payments. We may be required to pay an additional aggregate amount of up to $105 million in development and regulatory milestone payments and up to an additional $175 million in sales milestone payments. Epizyme is also eligible to receive, across up to eight potential indications, certain tiered royalties (from mid-teen to low-twenties percentage) based on annual net sales of tazemetostat in the licensed territory.

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

Other Collaborations

In October and November 2018, we entered into multiple collaborations to evaluate combinations of fruquintinib and surufatinib. These include a global collaboration with Innovent to evaluate the combination of fruquintinib with Tyvyt. In September 2019, we expanded our global collaboration agreement with Innovent to evaluate the safety and efficacy of Tyvyt in combination with surufatinib. In 2024, we entered into a collaboration with Jiangsu Hengrui Pharmaceuticals Co., Ltd (“Hengrui”) to evaluate the combination of Sulanda, the Hengrui PD-1 antibody camrelizumab, nab-paclitaxel and gemcitabine as a first-line treatment for patients with metastatic PDAC in China.

Other Ventures

Other Ventures is our large-scale, profitable drug marketing and distribution platform covering about 290 cities and towns in China with over 3,100 manufacturing and commercial personnel as of December 31, 2024. Built over the past 20 years, it has been focused on the sale of prescription drugs products and healthcare products conducted through the following entities:

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

Its key product is She Xiang Bao Xin pills, a vasodilator for the long-term treatment of coronary artery and heart disease and for rapid control and prevention of acute angina pectoris, a form of chest pain. There are over one million deaths due to coronary artery disease per year in China. She Xiang Bao Xin pill is the largest botanical prescription drug in this indication in China, with market share of 26.48% in 2024 (2023: 22.0%) nationally. She Xiang Bao Xin pills’ sales represented 92% of all Shanghai Hutchison Pharmaceuticals sales in 2024.

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

As of December 31, 2024, Shanghai Hutchison Pharmaceuticals had a commercial team of about 2,300 medical sales representatives allowing for the promotion and scientific detailing of our products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China. Shanghai Hutchison Pharmaceuticals, through its GSP-certified subsidiary, sells its products and its third-party licensed prescription drugs directly to distributors who on-sell such products to hospitals and clinics, pharmacies and other retail outlets in their respective areas, as well as to other local distributors. As of December 31, 2024, Shanghai Hutchison Pharmaceuticals engaged a group of approximately 520 primary distributors to cover China. These primary distributors in turn used approximately 2,400 secondary distributors to work directly with hospitals, on a local level, to manage logistics. Shanghai Hutchison Pharmaceuticals’ own prescription drugs sales representatives promote its products to doctors and purchasing managers in hospitals, clinics and pharmacies as part of its marketing efforts.

In January 2025, we announced the proposed disposal of 45% equity interest in Shanghai Hutchison Pharmaceuticals. For more information on the proposed disposal, see Item 5.A. “Operating Results—Key Components of Results of Operations— Equity in Earnings of Equity Investees.”

Distribution Business

Distribution Business is our consolidated joint venture with Sinopharm. Based in Shanghai, our Distribution Business focuses on providing logistics services to, and distributing and marketing prescription drugs in China. As of December 31, 2024, our Distribution Business had a dedicated team of around 40 commercial staff that focus on marketing about 950 third-party prescription drug and other products directly to about 830 public and private hospitals in the Shanghai region and through a network of approximately 90 distributors to cover all other provinces in China.

Starting in 2015, our Distribution Business had been the exclusive marketing agent for Seroquel tablets in China. In June 2018, AstraZeneca sold and licensed its rights to Seroquel to Luye Pharma Group, Ltd., including its rights in China. The terms of our agreement with AstraZeneca were assigned to Luye Pharma Hong Kong Ltd., or Luye Pharma HK. In May 2019, we received a notice from Luye Pharma HK purporting to terminate our agreement. We believe that Luye Pharma HK had no basis for termination and commenced confidential legal proceedings to seek damages. In December, the Hong Kong International Arbitration Centre made a final award in favor of our Distribution Business against Luye Pharma Hong Kong in the amount of RMB253.2 million plus costs we incurred in the legal proceedings and interest. Luye provided a bank guarantee of up to RMB286 million to cover the final award pending the outcome of the appeal process. An application was made by Luye on December 14, 2021 to set aside the final award which was heard by the High Court in Hong Kong on June 28, 2022 and dismissed by the judge on July 26, 2022. Luye obtained leave to appeal the setting aside application to the Court of Appeal in Hong Kong and a hearing in the Court of Appeal was heard on June 6, 2023 and we await the judgment. We did not have any revenue from the distribution of Seroquel for the years ended December 31, 2022, 2023 and 2024.

In 2019, we began building an in-house oncology commercial sales and marketing team at our Distribution Business to support the launch of certain of our innovative oncology drugs. By December 31, 2024, this team had approximately 770 commercial sales and marketing staff in mainland China and Hong Kong.

In 2024, a significant portion of our Distribution Business’s sales were made directly to hospitals and clinics, with the remaining sales being made through distributors. As of December 31, 2024, our Distribution Business had around 920 customers of which approximately 10% were distributors, and the revenue generated from these distributors accounted for approximately 35% of the revenue of our Distribution Business for the year ended December 31, 2024.

Hutchison Healthcare

Hutchison Healthcare is our wholly owned subsidiary and is primarily engaged in the manufacture and sale of health supplements. Hutchison Healthcare’s major product is Zhi Ling Tong DHA capsules, a health supplement made from algae DHA oil for the promotion of brain and retinal development in babies and young children, which is distributed through our Distribution Business up till the end of September and from October 1, 2022 onwards, through our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals.

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

Savolitinib

For the indication of METex14 skipping alteration NSCLC, savolitinib is the first selective MET inhibitor approved in China. Glumetinib, bozitinib and tepotinib were conditionally approved for 1L METex14 skipping NSCLC in China in 2023. Capmatinib was conditionally approved for 1L METex14 skipping NSCLC in China in 2024. All five drugs, including savolitinib, are now included in the NRDL.

For the indication of 2L NSCLC with MET amplification/overexpression, there are several competitors targeting 2L NSCLC post EGFR-TKI, but none of them are MET-specific. Amivantamab (a BsAb directed against EGFR and MET receptor), received FDA approval for 1/2L EGFRm NSCLC in 2024, sintilimab (combo with chemotherapy and bevacizumab approved for 2L EGFRm NSCLC in May 2023 in China), ivonescimab (a PD-1/VEGF bispecifc antibody approved for 2L EGFRm NSCLC in May 2024 in China), SKB 264 (a TROP2 ADC approved in 2025 in China for 2L NSCLC) and B01D1 (a EGFR/HER3 ADC in Phase II for NSCLC).

Other selective MET inhibitors in development include telisotuzumab Vedotin (a c-MET ADC, submitted BLA to the FDA in previously treated NSCLC), elzovantinib (a MET TKI inhibitor, TPX-0022, in Phase I/II development for advanced solid tumors), REGN-5093 (a MET x MET BsAb in Phase I/II for NSCLC). Sym-015 is a bi-specific antibody that binds to non-overlapping epitopes on the extracellular domain of the MET receptor tyrosine kinase (in Phase IIa development for NSCLC).

Fruquintinib

As a result of off-target side effects, existing VEGFR inhibitors are often unable to be dosed high enough to completely inhibit VEGFR, the intended target. In addition, the complex off-target toxicities resulting from inhibition of multiple signaling pathways are often difficult to manage in clinical practice. Combining such drugs with chemotherapy can lead to severe toxicities that can cause more harm than benefit to patients. To date, the first generation VEGFR TKI has been rarely used in combination with other therapies, thereby limiting their potential. Because of the potency and selectivity of fruquintinib, we believe that it has the potential to be safely combined with other oncology drugs, which could significantly expand its clinical potential.

For the indication of CRC, approved VEGF inhibitors on the market for the treatment of CRC include Avastin (anti-VEGF monoclonal antibody), Cyramza (anti-VEGFR2 monoclonal antibody), Stivarga (VEGFR/TIE2 inhibitor) and Zaltrap (ziv-aflibercept) (VEGF inhibitor). Cyramza (ramucirumab) was approved for the treatment of 2L GC in China in 2022. TAS-102 (trifluridine/tipiracil hydrochloride) was approved for mCRC in China in 2019. The FDA approved TAS-102 combination therapy with bevacizumab in August 2023, supported by data demonstrating a median PFS of 5.6 months. Additionally, generic version of TAS-102 has been included in the NDRL, effective from 2024. There are drug candidates in development including chidamide (a subtype-selective benzamide inhibitor of histone deacetylase, in Phase III for CRC) and etrumadenant (a small molecule dual antagonist of A2a and A2b receptors, in Phase I for CRC)

For the indication of EMC, benmelstobart in combination with anlotinib was approved for 2L EMC in 2024.

Surufatinib

For the indication of NET, Sutent (VEGFR inhibitor) and Afinitor (mTOR inhibitor) have been approved for the treatment of pancreatic NETs. Somatuline Depot (Lanreotide) is a growth hormone release inhibitor that has been approved for the treatment of gastroenteropancreatic NETs. Sandostatin (octreotide) is a growth hormone and insulin-like growth factor-1 inhibitor that has also been approved for NETs. Lutathera (Lu-dotatate), a somatostatin receptor targeting radiotherapy, has been approved by the FDA for the treatment of somatostatin receptor positive gastroenteropancreatic NETs. Furthermore, small molecules, monoclonal antibodies and radiotherapies are being developed for the treatment of NETs. Compounds undergoing development for NETs include Inlyta (axitinib, tyrosine kinase inhibitor), and Vargatef (nintedanib, a tyrosine kinase inhibitor). Cometriq (an additional brand name for cabozantinib) has been marketed for thyroid cancer and is being studied for NETs. In addition, Avastin is an anti-VEGF monoclonal antibody being studied for NETs.

For the indication of PDAC, competitors include agents with various mechanisms of actions, such as irinotecan liposome (FDA approved in 2024 for 1L PDAC, and a phase III study is in development in China), daraxonrasib (a RAS inhibitor, in Phase III for 1L/2L PDAC), and erfonrilimab (a CTLA-4/PD-L1 BsAb, in Phase III for PDAC).

Sovleplenib

There has been extensive research on oral small-molecule Syk inhibitors due to the major unmet medical need in inflammation and oncology. However, many Syk inhibitors have failed in the development stage due to their off-target toxicity as a result of lower kinase selectivity and possibly poor pharmacokinetic properties. The only small molecule drug candidate targeting Syk specifically that has been approved to date is Tavalisse for the treatment of chronic immune thrombocytopenia. Lanraplenib (GS-9876) is a Syk inhibitor that has been studied for autoimmune diseases, but not currently in active development for autoimmune diseases. Syk inhibitors currently in clinical studies for hematological cancers include lanraplenib and cerdulatinib (for the treatment of lymphoma).

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

There are competitors of different modalities also targeted ITP. They include rilzabrutinib (a BTK inhibitor, filed NDA for ITP in China in 2024), and efgartigimod (a human IgG1 antibody Fc fragment, which has been approved in Japan for ITP in 2024), as well as other marketed TPO/TPO-RA agents including eltrombopag (which has been approved for ITP in U.S., E.U. and China in 2015, 2016 and 2017, respectively), avatrombopag (which has been approved for ITP in U.S., E.U. and China in 2019, 2021 and 2024 respectively), hetrombopag (which has been approved for ITP in China in 2021) and romiplostim (which has been approved for ITP in U.S., E.U. and China in 2008, 2009 and 2022 respectively).

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

For FL, in the U.S., apart from chemotherapies, CD20 mAb, lenalidomide, CD20/CD47 and CD20/CD3 BsAb, CD19 CAR-T, BTK, PI3Kδ and PI3Kα/δ medicines have been approved or in advanced development. Lenalidomide was approved for 2L FL. CD20 mAb includes 1) rituximab and rituximab+hyaluronidase approved for 1L CD20+, maintenance post 1L and 2L r/r CD20+ settings and 2) obinutuzumab approved in 1L and 2L r/r settings. CD20/CD3 BsAb includes 1) mosunetuzumab approved for ≥3L FL, 2) epcoritamab approved for ≥3L FL and 3) odronextamab under review for ≥3L. CD19 CAR-T includes 1) axicabtagene was approved for ≥3L FL, 2) tisagenlecleucel approved for ≥3L FL and 3) lisocabtagene approved for ≥3L FL. BTK zanubrutinib was approved for ≥3L r/r FL. PI3Kα/δ copanlisib was approved for ≥3L r/r FL, but subsequently withdrawn. PI3Kδ parsaclisib was filed for ≥3L FL, but subsequently withdrawn.

For FL, in China, CD20 mAb MIL62 is in Phase III 2L r/r FL; CD20/CD47 BsAb amulirafusp alfa has readout Phase I/II data in ≥2L settings. BTK zanubrutinib was approved for ≥3L r/r FL. PI3Kα/δ includes 1) linperlisib approved for ≥3L r/r FL, 2) copanlisib approved for ≥3L r/r FL and 3) gilmelisib filed for ≥3L r/r FL, but subsequently withdrawn. PI3Kδ parsaclisib was filed for ≥3L r/r FL, but subsequently withdrawn.

For epithelioid sarcoma specifically, other than tazemetostat, there are no therapies which have been approved. Epithelioid sarcoma, an INI1-negative tumor, is typically treated with surgical resection when it presents as localized disease. When epithelioid sarcoma recurs or metastasizes, it may be treated with systemic chemotherapy or investigational agents because, other than tazemetostat, there are no approved systemic therapies specifically indicated for this disease. To the best of our knowledge there are no competitive products in development specifically for epithelioid sarcoma. However, we are aware of several clinical trials run by competitors that recruit patients with soft tissue sarcoma, which is inclusive of epithelioid sarcoma.

Fanregratinib (HMPL-453)

In China, two FGFR inhibitors have been approved. Pemigatinib (IBI375) is an FGFR1/2/3 inhibitor approved for 2L BTC with FGFR2 fusion/rearrangement in March 2022. Erdafitinib (JNJ493) was approved for ≥2L UC with FGFR3 alterations post-PD1/L1 in January 2025. Fexagratinib (ABSK091, AZD4547), a pan-FGFR inhibitor, is in a Phase II study for ≥2L UC with FGFR2/3 alterations since September 2022. Irpagratinib (ABSK011), a FGFR2/3 inhibitor, read out data from a Phase II study for FGF19+ HCC at ESMO GI 2024. ABSK061 is in a Phase II study for solid tumors with FGFR2/3 alterations since November 2024. Gunagratinib (ICP192) is in a Phase II study for IHCC with FGFR2 fusion/rearrangement since November 2022. Other FGFR inhibitors which commenced Phase I studies in China in 2023 or later include KNT0916 (March 2025), BG-C137 (January 2025), FH2001 (November 2024), ALK201 (October 2024), 3HP-2827 (June 2024), JK0564 (November 2023), ABSK121 (June 2023), RG002 (March 2023), SYHX2005 (March 2023) and BB102 (January 2023).

In the U.S., three FGFR inhibitors have been approved. Pemigatinib (IBI375) is an FGFR1/2/3 inhibitor approved for 2L BTC with FGFR2 fusion/rearrangement in April 2020 and r/r MLN with FGFR1 rearrangement in August 2022. Futibatinib (TAS120) is an FGFR1/2/3/4 inhibitor approved for 2L IHCC with FGFR2 fusion/rearrangement in September 2022. Erdafitinib (JNJ493) is an FGFR1/2/3/4 inhibitor approved for ≥2L UC with FGFR3 alterations post PD1/L1 in January 2024. Tasurgratinib (E7090, FGFR1/2/3) was only approved in Japan for 2L BTC with FGFR2 fusion/rearrangement in September 2024. Bemarituzumab (FPA144), an FGFR2b inhibitor, completed recruitment of two Phase III studies for 1L GC with FGFR2b overexpression in July 2024 and November 2024, respectively. TYRA300 plans to start a Phase II study for achondroplasia with open growth plates in March 2025. Other FGFR inhibitors which commenced Phase I studies outside China in 2023 or later include LOXO435 (ASCO GU 2025 readout), lirafugratinib (RLY4008, December 2023 readout), BHV1530 (March 2025), CGT4859 (January 2025) and TYRA200 (December 2023).

FDA withdrew the approval of Infigratinib, an FGFR1/2/3 inhibitor for 2L BTC with FGFR2 gene fusion/ rearrangement (May 2024). Derazantinib (ARQ087), a FGFR1/2/3 inhibitor, terminated its licensing agreement with partner in June 2022, after data readout from a Phase II study for 2L FGFR2+ IHCC. There are also drug candidates targeting multiple kinase pathways, with FGFR being one of the targets, but not necessarily listed here.

Ranosidenib (HMPL-306)

In China, one IDH inhibitor has been approved. Ivosidenib (AG120) is an IDH1 inhibitor approved for 1/2L mIDH1 AML in January 2022. TQB3454 is an IDH1 inhibitor in a Phase III study for 2L mIDH1 BTC since September 2023. MT001 is an IDH1 inhibitor in Phase I study (January 2024) in China.

In the U.S., four IDH inhibitors have been approved. Enasidenib (AG221) is an IDH2 inhibitor approved for ≥2L r/r mIDH2 acute AML in August 2017. Ivosidenib (AG120) is an IDH1 inhibitor approved for 2L & 1L mIDH1 AML (in July 2018 and May 2019, respectively), for 2L mIDH1 BTC (in August 2021) and for r/r mIDH1 MDS (in October 2023). Olutasidenib (FT2101) is an IDH1 inhibitor approved for r/r mIDH1 AML (in December 2022). Vorasidenib (AGI881) is an IDH1/2 inhibitor approved for mIDH1/2 Grade 2 astrocytoma or oligodendroglioma in August 2024. Safusidenib (AB218, DS1001) is an IDH1 inhibitor in a Phase II study for mIDH1 glioma since June 2023. LY3410738 is an IDH1/2 inhibitor in Phase I study (AACR 2023 readout) outside China.

HMPL-760

In China, five BTK inhibitors have been approved. Ibrutinib was approved for ≥2L MCL in August 2017, CLL/SLL in August 2017 and WM in November 2018. Zanubrutinib (BGB3111) was approved for ≥2L MCL in June 2020, CLL/SLL in June 2020, WM in April 2023 and ≥3L r/r FL in May 2024. Orelabrutinib (ICP022) was approved for ≥2L r/r CLL/SLL in December 2020, ≥2L r/r MCL in December 2020 and ≥2L r/r/ MZL in April 2023. Acalabrutinib (ACP196) was approved for 2L MCL in March 2023 and 2L CLL/SLL in August 2023. Pirtobrutinib (LOXO305) was approved for ≥3L r/r MCL post-BTK in October 2024.

Rilzabrutinib (PRN1008) filed NDA for ITP in December 2024. Remibrutinib (LOU064) filed NDA for chronic spontaneous urticaria in February 2025. BGB-16673, a BTK degrader, plans to start a Phase III study for 3L CLL post-BTK and BCL2 in April 2025. Rocbrutinib (LP168) completed a Phase II study for r/r MCL post-BTK in December 2024. HWH486 is in Phase II study for chronic spontaneous urticaria since December 2023. DZD8586, a LYN/BTK inhibitor, is in Phase II studies for r/r DLBCL since March 2024 and for r/r CLL/SLL since April 2024. TQB3702 is in Phase II study for B-cell lymphoma since November 2024 and plans to start a Phase II study in SLE in March 2025. Other BTK inhibitors which commenced Phase I studies in China in 2023 or later include HBW3220 (ASCO 2024 readout), HZ-A-018 (ASH 2024 readout), beceltinib (CX1440 ASH 2024 readout), TT01488 (ASH 2024 readout), XS04 (January 2025), TM471-1 (November 2024), HZ-Q1070 (April 2024), JDB175 (July 2023) and LC004 (April 2023).

In the U.S., four BTK inhibitors have been approved. Ibrutinib was approved for CLL/SLL (in July 2014), CLL/SLL with 17p deletion (in July 2014), WM (in January 2015) and 2L cGVHD (in August 2017). Acalabrutinib (ACP196) was approved for 1/2L MCL (in October 2017) and CLL/SLL (in November 2019). Zanubrutinib (BGB3111) was approved for ≥2L MCL (in November 2019), WM (in August 2021), ≥2L r/r MZL post-CD20 (in September 2021), CLL/SLL (in January 2023) and ≥3L r/r FL (in March 2024). Pirtobrutinib (LOXO305) was approved for ≥3L r/r MCL post-BTK in January 2023 and ≥3L CLL/SLL post-BTK and BCL-2 in December 2023. Tirabrutinib (ONO4059) was approved only in Japan for r/r primary central nervous system lymphoma in March 2020, WM and lymphoplasmacytic lymphoma in August 2020.

Tolebrutinib filed NDA for non-relapsing secondary progressive MS in October 2024. Rilzabrutinib (PRN1008) filed NDA for ITP in November 2024. Remibrutinib (LOU064) read out data from Phase III study for chronic spontaneous urticaria at AAAAI 2025, pending U.S. NDA filing. It is also in Phase III studies for relapsing remitting MS since December 2021, generalized myasthenia gravis since February 2025, and hidradenitis suppurativa since March 2025. Nemtabrutinib (MK1026) is in Phase III studies for 1L CLL/SLL since December 2023 and for 2L r/r CLL/SLL since August 2023. Fenebrutinib (GDC0853) is in Phase III studies for primary progressive MS since October 2020 and in relapsing MS since March 2021. TL925 read out data from a Phase II study for dry eye disease at ARVO 2024 and is in another Phase II study for allergic conjunctivitis since October 2023. BIIB091 is in a Phase II study for relapsing MS since July 2023. Other BTK inhibitors which commenced Phase I studies outside China in 2023 or later include docibrutinib (AS1763 ASH 2024 readout), UBIX303 (February 2025), DWP212525 (December 2024), AC0676 (June 2023) and ABBV101 (June 2023). Evobrutinib failed in Phase III studies for relapsing MS in December 2023.

HMPL-295

In China, there are no ERK inhibitors approved. ERK inhibitors which commenced Phase I studies in China in 2023 or later include JSI1187 (ASCO 2024 readout), IPN01194 (in April 2024) and D3S-002 (in January 2024) and. In the U.S., there are no ERK inhibitors approved. Temuterkib (LY3214996) read out data from its Phase II study for cancers with BRAF, RAS, NF1, MP2K1/2 and other MAPK alterations at ASCO 2023. ERAS007 (ASN007) readout data from its Phase I/II study for GI malignancies at ASCO 2024. Ulixertinib is in Phase II study for histiocytosis since May 2024.

HMPL-415

In China, there are no SHP2 inhibitors approved. JAB3122 is in a Phase III study for 1L KRAS G12C mutated NSCLC since August 2024. GH21 is in a Phase II study for 2L solid tumors since March 2024, a Phase I/II study for 2L EGFRm NSCLC since March 2024 and a Phase I/II study for 1/2/3L KRAS G12C mutated solid tumors, including NSCLC since July 2024. Other SHP2 inhibitors which commenced Phase I studies in China in 2023 or later include BR790 (in February 2023). In the U.S., there are no SHP2 inhibitors approved. SHP2 inhibitors which commenced Phase I studies outside China in 2023 or later include batoprotafib (TNO155, ESMO TAT 2024 readout) and MK0472 (in July 2023). BBP398 terminated its licensing agreement with partner in June 2024. Vociprotafib (RMC4630) terminated its licensing agreement with partner in December 2022.

HMPL-653

IIn China, there are no CSF-1R inhibitors approved. Pexidartinib (PLX3397) filed for approval in January 2025. Simmitinib (SYHA1817), which also targets FGFR and VEGFR2, is in a Phase III study for 2L ESCC since September 2024. Pimicotinib (ABSK021) is in a Phase III study for TGCT since April 2023. SYHA1813, which also targets VEGFR, is in a Phase II study for meningoma since December 2024 and another Phase Ib/II study for solid tumors since November 2024. Narazaciclib (HX301), which also targets CDK4/6, FLT3 and ARK5, is in a Phase II study for glioma. Other CSF-1R inhibitors which commenced Phase I studies in China in 2023 or later include C019199 (ASCO 2024 readout) and TR64 (in January 2023).

In the U.S., pexidartinib (PLX3397) and vimseltinib (DCC3014) were approved for TGCT in August 2019 and February 2025, respectively. Axatilimab (SNDX6352) was approved for 3L cGVHD in August 2024. Emactuzumab (RC7155) is in a Phase III study for TGCT since October 2024. Seralutinib (GB002, PK10571), which also targets PDGFR and KIT, is in a Phase III study for pulmonary arterial hypertension since December 2023. AMG820 (AMB05X) completed a Phase II study for TGCT in June 2024. Cabiralizumab (FPA008) missed primary end point in a Phase II study for pancreatic cancer. There are drug candidates targeting multiple kinase pathways, with CSF-1R being one of the targets, but not necessarily listed here.

HMPL-A83

In China, there are no approved CD47 inhibitors. Ligufalimab (AK117) is in a Phase III study for 1L recurrent or metastatic HNSCC since October 2024. Timdarpacept (IMM01) is in a Phase III study for PD1-refractory CHL since July 2024 and another Phase III study for 1L chronic myelomonocytic leukemia since November 2024. JMT601, a CD47/CD20 BsAb, is in a Phase II study for CD20+ DLBCL since November 2024. 6MW3211, a CD47/PDL1 BsAb, is in a Phase II study for PD1/L1-failed NSCLC and ES-SCLC since August 2022, and another Phase II study for ≥2L ccRCC since August 2022. HX009, a CD47/PL1 BsAB, is in a Phase II study for BTC and melanoma since January 2025. Other CD47 inhibitors which commenced Phase I studies in China in 2023 or later include IMM2520 (ESMO 2024 readout), BAT7104 (LPI December 2024), HCB101 (March 2025), HX044 (January 2025), amulirafusp alfa (December 2024), TQB2928 (October 2024), peluntamig (PT217, September 2024), spevatamig (PT886, July 2024), D3L001 (February 2024), AK132 (January 2024), SG1906 (May 2023) and BC007 (April 2023). Lemzoparlimab (TJC4) stopped its Phase III study in 1L MDS in December 2024.

In the U.S., there are no approved CD47 inhibitors. Evopacept (ALX148) read out data from a Phase II/III study for 2/3L HER2+ GC at ASCO GI 2025. DSP107, CD47/4-1BB fusion protein, read out data from Phase II study for MSS CRC at ESMO GI 2024. Other CD47 inhibitors which commenced Phase I studies outside China in 2023 or later include BRB002 (January 2025 readout), peluntamig (PT217, September 2023) and spevatamig (PT886, March 2023). Magrolimab (Hu5F9-G4, GS4721) stopped its Phase III studies in 1L MDS in July 2023, 1L TP53 mutant AML in September 2023 and 1L AML not eligible for chemotherapy in February 2024. Maplirpacept (TTI622) stopped its Phase II study for platinum-resistant OC but continues its Phase Ib/II study for r/r DLBCL since August 2023. Ontorpacept (TTI621) stopped its Phase II study for leiomyosarcoma in July 2024.

HMPL-506

In China, there are no approved menin inhibitors. BN104 read out data from a Phase I/II study for r/r acute leukemia with KMT2A rearrangement or NPM1 mutation at 2024 ASH. In the U.S., one menin inhibitor was approved. Revumenib (SNDX5613) was approved for r/r acute leukemia with KMT2A translocation in November 2024. Bleximenib (JNJ6617) plans to start a Phase III study for 1L AML with KMT2A rearrangement or NPM1 mutation in May 2025. Lcovamenib (AO001) read out data from a Phase II study for Type 2 Diabetes in December 2024 and is in another Phase II study for Type 1 Diabetes since December 2023. Other menin inhibitors which commenced Phase I studies outside China in 2023 or later include enzomenib (DSP5336 ASH 2024 readout), ziftomenib (KO539 ASH 2024 readout) and balamenib (ZE63-0302, April 2024).

Other Ventures Competition

For our Distribution Business, which provides logistics services, distributes and markets prescription drugs in China, sales were made directly to hospitals and clinics, with the remaining sales being made through other distributors. Major competing distributors include Shanghai Pharmaceuticals Holding Co., Ltd., China Resources Pharmaceutical Group Limited, Jointown Pharmaceutical Group Co., Ltd. and Chongqing Pharmaceutical Group Co., Ltd.

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

Our Oncology/Immunology Patents

As of December 31, 2024, we had 295 issued patents, including 29 PRC patents, 29 U.S. patents and 12 European patents, 347 patent applications pending in the above major jurisdictions, and 7 pending PCT patent applications relating to the drugs and drug candidates of our Oncology/Immunology operations. The intellectual property portfolios for our drugs and most advanced drug candidates are summarized below. With respect to most of the pending patent applications covering our drug candidates, prosecution has yet to commence. Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the relevant patent office is often significantly narrowed by the time when they issue, if they issue at all. We expect this to be the case for our pending patent applications referred to below. With respect to any issued patents, we may be entitled to obtain a patent term extension of up to 5 years, subject to statutory and regulatory requirements to be met. For example, if and when a drug candidate receives approval by regulatory authority, such as FDA or NMPA, we can apply for a patent term extension on one of the issued patents covering the drug. In the U.S., the exact duration of the extension depends upon the time that we spend in clinical studies as well as getting approval from FDA. The expected expirations summarized below do not include any additional terms for patent term extensions.

Savolitinib—The intellectual property portfolio for savolitinib as of December 31, 2024 are summarized below:

We had a first patent family for savolitinib directed to novel small molecule compounds as well as methods of treating cancers with such compounds. In this patent family, we owned patents in various jusridictions, including patents in China, the United States, Europe and Japan, each expiring in 2030. Based on NMPA approval of savolitinib, an application has been filed with China National Intellectual Property Administration (“CNIPA”) for an extension of the Chinese patent term, which, if granted, would extend the Chinese patent term by up to five years.

We had a second patent family directed to the method for the preparation of savolitinib. In this patent family, we owned patents in various jusridictions, including patents in China and Europe, expiring in 2039, and a patent in the United States expiring in 2041. We also had patent applications pending in this family in various jurisdictions, including a patent application in Japan, which, if issued, would have an expiration date in 2039. This patent family is co-owned by us and AstraZeneca.

Our collaboration partner AstraZeneca is responsible for maintaining and enforcing the intellectual property portfolio for savolitinib.

Fruquintinib—The intellectual property portfolio for fruquintinib as of December 31, 2024 are summarized below:

We had a first patent family for fruquintinib directed to novel small molecule compounds as well as methods of treating tumor angiogenesis-related disorders with such compounds. In this patent family, we owned patents in various jurisdictions, including patents in the United States and China expiring in 2028, and patents in Europe and Japan expiring in 2029.

We had a second patent family directed to crystalline forms of fruquintinib as well as methods of treating tumor angiogenesis-related disorders with such forms. In this patent family, we owned patents in various jurisdictions, including patents in the United States, China, Europe and Japan, each of which will expire in 2035. A Chinese patent in this family was invalidated by CNIPA in November 2024. However, an appeal against the decision has been filed with the Beijing IP Court.

We had a third patent family directed to the pharmaceutical composition of fruquintinib. In this patent family, we owned patents in various jurisdictions, including patents in China and Japan, each expiring in 2039. We also had patent applications pending in this patent family in various jurisdictions, including China, the United States, and Europe, each of which, if issued, would have an expiration date in 2039.

We also had a patent in China directed to the manufacturing process of fruquintinib.

Based on the marketing approvals of fruquintinib in several countries/regions and applicable local patent term extension regulations, several applications have been filed with local patent offices for patent term extensions, which, if granted, would extend each of the corresponding patent terms by up to five years.

Our collaboration partner Takeda is responsible for maintains and enforcing the intellectual property portfolio for fruquintinib outside of China.

Surufatinib—The intellectual property portfolio for surufatinib as of December 31, 2024 are summarized below:

We had a first patent family for surufatinib directed to novel small molecule compounds as well as methods of treating tumor angiogenesis-related disorders with such compounds. In this patent family, we owned patent in China expiring in 2027.

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

We had a fifth patent family directed to the pharmaceutical combinations of toripalimab and surufatinib. With respect to this family, we owned one patent in China expiring in 2041. We also had Chinese and Taiwan applications pending, each of which, if issued, would have an expiration date in 2041. This patent family is co-owned by us and Shanghai Junshi Biosciences Co., Ltd.

We also had other patents/patent applications in China directed to the process, the formulation, and the therapeutic combinations of surufatinib.

Sovleplenib—The intellectual property portfolio for sovleplenib as of December 31, 2024 are summarized below:

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

We had a third patent family directed to the pharmaceutical composition of sovleplenib. In this patent family, we had PCT and Taiwan patent applications pending, each of which, if issued, would have an expiration date in 2044.

We had a fourth patent family directed to methods of treating immune thrombocytopenia using sovleplenib. In this patent family, we had PCT and Taiwan patent applications pending, each of which, if issued, would have an expiration date in 2044.

We had a fifth patent family directed to methods of treating warm autoimmune hemolytic anemia using sovleplenib. In this patent family, we had PCT and Taiwan patent applications pending, each of which, if issued, would have an expiration date in 2044.

We also had patent applications directed to the manufacturing process of sovleplenib.

Tazemetostat—The intellectual property portfolio for Tazemetostat is licensed from Epizyme, Inc.

We entered into a licensing agreement with Epizyme pursuant to which we obtained a co-exclusive license to develop, an exclusive license to commercialize and a co-exclusive license to manufacture tazemetostat in mainland China, Hong Kong, Taiwan and Macau for all therapeutic and palliative uses in epithelioid sarcoma, FL (2L and 3L), DLCBL and any other indications that are approved according to the terms of the licensing agreement. For more details, please see “—Our Collaborations—Epizyme.”

Fanregratinib— The intellectual property portfolio for fanregratinib as of December 31, 2024 is summarized below:

We had a first patent family directed to novel small molecule compounds as well as methods of treating cancers with the compounds. In this patent family, we owned patents in various jurisdictions, including China, Europe, Japan and the United States, each of which will expire in 2034.

We had a second patent family directed to the salts of fanregratinib. In this patent family, we owned patents in various jurisdictions, including one patent in China, expiring in 2040. We also had patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2040.

Amdizalisib—The intellectual property portfolio for amdizalisib as of December 31, 2024 are summarized below:

We had a first patent family directed to novel small molecule compounds as well as uses of such compounds. In this patent family, we owned patents in various jurisdictions, including the United States, Europe, China and Japan, each of which will expire in 2035.

We had a second patent family directed to crystalline forms of amdizalisib. In this patent family, we had patents in various jurisdictions, including the United States expiring in 2039. We also had patent applications pending in this family in various jurisdictions, including China, Europe and Japan, each of which, if issued, would have an expiration date in 2039.

We also had patents/patent applications directed to the manufacturing process of amdizalisib.

Ranosidenib— The intellectual property portfolio for ranosidenib as of December 31, 2024 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers with the compounds. In this patent family, we owned patents in various jurisdictions, including China, the United States and Japan, each of which will expire in 2038. We also had patent applications pending in this patent family in various other jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2038.

HMPL-760—The intellectual property portfolio for HMPL-760 as of December 31, 2024 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases or auto-immune diseases with such compounds. In this family, we owned patents in the United States, each of which will expire in 2041. We also had patent applications pending in this patent family in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2041.

We also had patent applications directed to the method of preparing intermediates used in the manufacturing process of HMPL-760.

HMPL-295—The intellectual property portfolio for HMPL-295 as of December 31, 2024 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers or auto-immune diseases with such compounds. In this patent family, we owned patents in various jurisdictions, including a patent in China, each expiring in 2040. We also had patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2040.

HMPL-653—The intellectual property portfolio for HMPL-653 as of December 31, 2024 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases or auto-immune diseases with such compounds. In this patent family, we owned patents in various jurisdictions, including one patent in China, expiring in 2041. We also had patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2041.

HMPL-A83—The intellectual property portfolio for HMPL-A83 as of December 31, 2024 is summarized below:

We had a first patent family directed to novel anti-CD47 antibodies as well as methods of treating cancers with such antibodies. In this patent family, we had patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2041.

We had a second patent family directed to the formulation of HMPL-A83. In this patent family, we had patent applications pending in China, which, if issued, would have an expiration date in 2042.

HMPL-415—The intellectual property portfolio for HMPL-415 as of December 31, 2024 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers, Noonan Syndrome and LEOPARD Syndrome with such compounds. In this patent family, we had patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2042.

HMPL-506—The intellectual property portfolio for HMPL-506 as of December 31, 2024 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers with such compounds. In this patent family, we had PCT, Argentina and Taiwan patent applications pending, each of which, if issued, would have an expiration date in 2043.

Other Ventures Patents

As of December 31, 2024, our joint venture Shanghai Hutchison Pharmaceuticals had (i) 86 patents in China, (ii) three patents in Canada, one patent in the U.S. and one patent in Japan granted under the Patent Cooperation Treaty, and (iii) 49 pending Chinese patent applications and 11 patent applications under the Patent Cooperation Treaty, among them, two of which were filed in China, including patents for its key prescription products described below.

She Xiang Bao Xin Pills. As of December 31, 2024, Shanghai Hutchison Pharmaceuticals held an invention patent in China directed to the formulation of the She Xiang Bao Xin pill. Under PRC law, invention patents are granted for new technical innovations with respect to products or processes. Invention patents in China have a maximum term of 20 years. This patent will expire in 2029. The “Confidential State Secret Technology” status protection on the She Xiang Bao Xin pill technology held by Shanghai Hutchison Pharmaceuticals, as certified by China’s Ministry of Science and Technology and State Secrecy Bureau, is currently active.

Danning Tablets. As of December 31, 2024, Shanghai Hutchison Pharmaceuticals also held an invention patent in China directed to the formulation of the Danning tablet. This patent will expire in 2027.

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

Trademarks and Domain Names

We conduct our business using trademarks with various forms of the “Hutchison”, “Chi-Med”, “Hutchison China MediTech”, “HUTCHMED”, “Elunate”, “Fruzaqla”, “Sulanda”, “Orpathys” and “Tazverik” brands, the logos used by HUTCHMED Limited, as well as domain names incorporating some or all of these trademarks. In April 2006, we entered into a brand license agreement (as amended and restated on June 15, 2021) with Hutchison Whampoa Enterprises Limited, an indirect wholly-owned subsidiary of CK Hutchison, pursuant to which we have been granted a non-exclusive, non-transferrable, royalty-free right to use the “Hutchison”, “Hutchison China MediTech”, “Chi-Med”, “HUTCHMED” trademarks, domain names and other intellectual property rights owned by the CK Hutchison group in connection with the operation of our business worldwide. See “Connected Transactions” for further details. The “Elunate” and “Orpathys” trademarks are licensed to us in China by our collaboration partners Eli Lilly and AstraZeneca, respectively. The “Fruzaqla” trademark is owned by us and licensed exclusively outside of China to our collaboration partner, Takeda. The trademarks for the HUTCHMED Limited logo and “Sulanda” are owned by us. The “Tazverik” trademark is licensed to us in mainland China, Hong Kong, Taiwan and Macau by our collaboration partner Epizyme.

In addition, our joint ventures seek trademark protection for their products. As of December 31, 2024, our joint venture Shanghai Hutchison Pharmaceuticals owned a total of 21 trademarks in China and one trademark in Canada related to products sold by it. For example, the name “Shang Yao” is a registered trademark of Shanghai Hutchison Pharmaceuticals in China for certain uses including pharmaceutical preparations.

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

We generally aim to identify and qualify one or more manufacturers to provide such active pharmaceutical ingredients prior to submission of an NDA to the FDA and/or NMPA. We contract with two suppliers to manufacture and supply us with the active pharmaceutical ingredient for fruquintinib for commercial purposes in China and one of those suppliers is also contracted to supply us with active pharmaceutical ingredient for commercial purposes outside of China. We also contract with a single supplier to manufacture and supply us with the active pharmaceutical ingredient for surufatinib for commercial purposes. We contracted with a single supplier to provide active pharmaceutical ingredient and finished product for savolitinib and are in the process of engaging a second supplier of the active pharmaceutical ingredient for our products including savolitinib, surufatinib and sovleplenib. We manage the risk of price fluctuations and supply disruptions of active pharmaceutical ingredients by purchasing them in bulk quantities as these ingredients have a relatively long shelf life. Other than the foregoing, we do not currently have arrangements in place for a contingent or second-source supply of the active pharmaceutical ingredients for fruquintinib outside of China, surufatinib or savolitinib. In the event any of our current suppliers of such active pharmaceutical ingredients or finished product cease their operations for any reason, which may lead to an interruption in our production and operations. However, to date, while we have experienced price fluctuations associated with our raw materials, we have not experienced any material disruptions in the supply of the active pharmaceutical ingredients or the other raw materials we and our joint venture partners use. See Item 3.D. “Risk Factors—Certain of our joint ventures’ principal products involve the cultivation or sourcing of key raw materials including botanical products, and any quality control or supply failure or price fluctuations could adversely affect our ability to manufacture our products and/or could materially and adversely affect our operating results.”

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

Customers and Suppliers

For the years ended December 31, 2022, 2023 and 2024, we generated revenue of $185.0 million, $538.0 million and $329.2 million from our five largest customers, respectively. For the years ended December 31, 2022, 2023 and 2024, revenue from our five largest customers represented approximately 43%, 64% and 52% of our total revenue, respectively, and revenue from our largest customer in those periods represented approximately 16%, 42% and 28% of our revenue in the same periods, respectively. Save for Sinopharm, our five largest customers were independent third parties and none of our directors or their close associates or, to the knowledge of our directors, any shareholders who owned more than 5% of our issued ordinary shares had any interest in any of our five largest customers as of the date of the filing of this annual report.

In 2022, 2023 and 2024, Sinopharm, which jointly owns the Distribution Business with us, was one of our five largest customers. Sales to Sinopharm and/or its associates contributed 16%, 8% and 9% of our revenue in 2022, 2023 and 2024, respectively. Purchases from Sinopharm and/or its associates contributed approximately 1% of our total purchases in 2022, 2023 and less than 1% of our total purchases in 2024, respectively.

For the years ended December 31, 2022, 2023 and 2024, the total purchases from our five largest suppliers were $90.9 million, $77.1 million and $75.4 million, respectively. For the years ended December 31, 2022, 2023 and 2024, our purchases from our five largest suppliers represented less than 20% of our total purchases. All of our five largest suppliers were independent third parties and none of our directors or their close associates or, to the knowledge of our directors, any shareholder who owned more than 5% of our issued ordinary shares had any interest in any of our five largest suppliers as of the date of the filing of this annual report.

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

HUTCHMED (Suzhou) Limited holds a pharmaceutical manufacturing permit issued by its local regulatory authority expiring on September 13, 2025, and we will renew it before its expiration. It also complies with applicable GMP standards.

Our Distribution Business holds a pharmaceutical trading license issued by its local regulatory authority expiring on May 26, 2029.

Shanghai Hutchison Pharmaceuticals holds a pharmaceutical manufacturing permit from its local regulatory authorities expiring on December 31, 2025. We will renew it before its expiration.

Shanghai Shangyao Hutchison Whampoa GSP Company Limited, a subsidiary of Shanghai Hutchison Pharmaceuticals, holds a pharmaceutical trading license from its local regulatory authority expiring on October 11, 2029.

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

Regulatory Authorities

In the PRC, the NMPA is the authority that monitors and supervises the administration of pharmaceutical products and medical appliances and equipment as well as cosmetics. The NMPA’s predecessor, the State Drug Administration (“SDA”), was established on August 19, 1998 as an organization under the State Council to assume the responsibilities previously handled by the Ministry of Health of the PRC (“MOH”), the State Pharmaceutical Administration Bureau of the PRC and the State Administration of Traditional Chinese Medicine of the PRC. The SDA was replaced by the State Food and Drug Administration (“SFDA”), in March 2003 and was later reorganized into the China Food and Drug Administration (“CFDA”), in March 2013. On March 17, 2018, the First Session of the Thirteenth National People’s Congress approved the State Council Institutional Reform Proposal, according to which the duties of the CFDA were consolidated into the State Administration for Market Regulation (“SAMR”), and the NMPA was established under the management and supervision of the SAMR.

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

The MOH is an authority at the ministerial level under the State Council and is primarily responsible for national public health. Following the establishment of the SFDA in 2003, the MOH was put in charge of the overall administration of national health in the PRC excluding the pharmaceutical industry. In March 2008, the State Council placed the SFDA under the management and supervision of the MOH. The MOH performs a variety of tasks in relation to the health industry such as establishing social medical institutes and producing professional codes of ethics for public medical personnel. The MOH is also responsible for overseas affairs, such as dealings with overseas companies and governments. In 2013, the MOH and the National Population and Family Planning Commission were integrated into the National Health and Family Planning Commission of the PRC (“NHFPC”). On March 17, 2018, the First Session of the Thirteenth National People’s Congress approved the State Council Institutional Reform Proposal, according to which the responsibilities of NHFPC and certain other governmental authorities are consolidated into the NHC, and the NHFPC shall no longer be maintained. The responsibilities of the NHC include organizing the formulation of national drug policies, the national essential medicine system and the National Essential Medicines List and drafting the administrative rules for the procurement, distribution and use of national essential medicines.

The NHSA, established in May 2018, is directly under the State Council and is responsible for the management of the healthcare security system. It is primarily responsible for drafting and implementing policies and standards on medical insurance, maternity insurance and medical assistance; supervising and administering the healthcare security funds; formulating a uniform medical insurance catalogue and payment standards on drugs, medical disposables and healthcare services; and formulating bidding procurement policies for drugs and medical consumables and supervising the implementation.

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

The PRC Drug Administration Implementation Regulations promulgated by the State Council took effect on September 15, 2002 and were later amended on February 6, 2016 and March 2, 2019 to provide detailed implementation regulations for the revised PRC Drug Administration Law. With respect to the latest revision of the PRC Drug Administration Law, promulgated on August 26, 2019 and effective on December 1, 2019, further amendments to the PRC Drug Administration Implementation Regulations were published by the State Council on December 6, 2024.

Examination and Approval of New Medicines

On January 22, 2020, the SAMR promulgated the Administrative Measures on the Registration of Pharmaceutical Products (“Registration Measures”), which became effective on July 1, 2020. According to the Registration Measures, an applicant who has obtained a drug registration certificate shall be a drug MAH. The approval process for medicines seeking marketing authorization mainly consists of the following steps:

●	upon the completion of pharmaceutical, pharmacological and toxicological research and related activities, an application for clinical trial will be submitted to the Center for Drug Evaluation of the NMPA, or the Center for Drug Evaluation, for review. The Center for Drug Evaluation will organize pharmacists, medical personnel and other professionals to review the application for clinical trial. A decision on approval or non-approval of the application for clinical trial of drugs will be made within 60 working days from acceptance of the application, and the applicant shall be notified of the examination and approval result through the website of the Center for Drug Evaluation. If the applicant is not notified within the stipulated period, the application shall be deemed approved. The applicant who is approved to conduct clinical trial shall act as the sponsor for the clinical trial;
●	if the application for clinical trial is approved, the sponsor shall, prior to conducting subsequent phases of the clinical trial, formulate a corresponding program for the clinical trial, carry out the clinical trial after the review and approval by the Ethics Committee, and submit the corresponding program for clinical trial and supporting materials on the website of the Center for Drug Evaluation. The applicant may proceed with the relevant clinical research (which is generally conducted in three phases for a new medicine under the Registration Measures) at institutions with appropriate qualification:
●	Phase I refers to the preliminary clinical trial for clinical pharmacology and body safety. It is conducted to observe the human body tolerance for new medicine and pharmacokinetics, so as to provide a basis for determining the prescription plan.
●	Phase I or II refers to the stage of preliminary evaluation of clinical effectiveness. The purpose is to preliminarily evaluate the clinical effectiveness and safety of the medicine used on patients with targeted indication, as well as to provide a basis for determining the Phase III clinical trial research plan and the volume under the prescription plan.
●	Phase III is a clinical trial stage to verify the clinical effectiveness. The purpose is to test and determine the clinical effectiveness and safety of the medicine used on patients with targeted indication, to evaluate the benefits and risks thereof and, eventually, to provide sufficient basis for review of the medicine registration application.
●	Phase IV refers to the stage of surveillance and research after the new medicines is launched. The purpose is to observe the clinical effectiveness and adverse effects of the medicine over a much larger patient population and longer time period than in Phase I to III clinical trials, and evaluate the benefits and risks when it is administered to general or special patient population in larger prescription volume;
●	the sponsor shall submit a safety update report during the research and development period on the website of the NMPA on a regular basis. The safety update report during the research and development period shall be submitted once a year, and within two months of every full year after the clinical drug trial is approved. The NMPA may require the sponsor to adjust the reporting period if deemed necessary;
●	after (i) completing relevant pharmaceutical, pharmacological and toxicological research, clinical drug trials, and other research supporting the marketing registration of a medicine, (ii) determining medicine quality standards, (iii) completing the verification of commercial scale manufacturing process, and (iv) making preparations for drug registration inspections, the applicant shall file the application for drug marketing authorization with the Center for Drug Evaluation;

●	the Center for Drug Evaluation will organize pharmaceutical, medical and other professionals to review accepted drug marketing authorization applications in accordance with relevant requirements;
●	upon acceptance of an application for drug registration, the Center for Drug Evaluation will conduct a preliminary examination within 40 working days from acceptance of the application; if there is a need to conduct an examination of manufacturing premises for drug registration, the Center for Drug Evaluation will notify the Center for Food and Drug Inspection of the NMPA to organize an examination, provide the relevant materials required, and simultaneously notify the applicant as well as the provincial drug administrative authorities where the applicant or the manufacturing enterprise is located. The Center for Food and Drug Inspection of the NMPA shall in principle complete the examination 40 working days before expiry of the review period, and give feedback to the Center for Drug Evaluation on the status and findings etc. of the examinations; and
●	if the application is approved through the comprehensive review process, the drug shall be approved for marketing and a drug registration certificate shall be issued. The drug registration certificate will state the approval number for the drug, the holder of the certificate, and information of the manufacturing enterprise. A drug registration certificate for non-prescription drugs will also state the non-prescription drug category.

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

Business Licenses

In addition to a Pharmaceutical Manufacturing permit, the manufacturing enterprise must also obtain a business license from the administrative bureau for market regulation at the local level. The name, legal representative and registered address of the enterprise specified in the business license must be identical to that set forth in the Pharmaceutical Manufacturing Permit.

Registration of Pharmaceutical Products

All pharmaceutical products that are produced in the PRC must bear a registration number issued by the NMPA, with the exception of Chinese herbs and Chinese herbal medicines in soluble form. The medicine manufacturing enterprises must obtain the medicine registration number before manufacturing any medicine.

Good Manufacturing Practices

The Guidelines on Good Manufacturing Practices, as amended in 1998 and 2010 (“Guidelines”), took effect on August 1, 1999 and set the basic standards for the manufacture of pharmaceuticals. These Guidelines cover issues such as the production facilities, the qualification of the personnel at the management level, production plant and facilities, documentation, material packaging and labeling, inspection, production management, sales and return of products and customers’ complaints. On October 23, 2003, the SFDA issued the Notice on the Overall Implementation and Supervision of Accreditation of Good Manufacturing Practice Certificates for Pharmaceuticals, which required all pharmaceutical manufacturers to apply for the GMP certificates by June 30, 2004. Those enterprises that failed to obtain the GMP certificates by December 31, 2004 would have their Pharmaceutical Manufacturing Permit revoked by the drug administrative authorities at the provincial level. On October 24, 2007, the SFDA issued Evaluation Standard on Good Manufacturing Practices which became effective on January 1, 2008. On December 1, 2019, per the Announcement of the NMPA on Issues Concerning the Implementation of the PRC Drug Administration Law, GMP certificates were abolished, though manufacturers remain to be obligated to operate in accordance with the applicable requirements of the Guidelines. The Notice of the NMPA on Promulgation of the Administrative Measures for Drug Inspection (for Trial Implementation), or Trial Drug Inspection Measures, was released and effective on May 24, 2021. The Trial Drug Inspection Measures were subsequently revised on July 19, 2023. The Trial Drug Inspection Measures regulate the inspection, investigation, evidence collection and disposal and other actions carried out by medical products administrative authorities with respect to the manufacturing, distribution and use of drugs. The Trial Drug Inspection Measures stipulate that where an application for a pharmaceutical manufacturing permit is filed for the first time, on-site inspection shall be carried out in accordance with the applicable requirements of the Guidelines. Where an application for re-issuance of a pharmaceutical manufacturing permit is filed, a compliance inspection may be carried out if necessary based on the principles of risk management, taking into consideration the enterprise’s compliance with the laws and regulations on drug administration, the Guidelines, and the running of quality control systems.

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

Administrative Protection for New Drugs

The Administrative Measures Governing the Production Quality of Pharmaceutical Products (“Administrative Measures for Production”), provides detailed guidelines on practices governing the production of pharmaceutical products. A manufacturer’s factory must meet certain criteria in the Administrative Measures for Production, which include: institution and staff qualifications, production premises and facilities, equipment, hygiene conditions, production management, quality controls, product operation, maintenance of sales records and manner of handling customer complaints and adverse reaction reports.

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

On December 26, 2016, the Medical Reform Office of the State Council, the National Health and Family Planning Commission, the CFDA and other five government authorities promulgated the “Two-Invoice System” Opinions, which became effective on the same date. On April 25, 2017, the General Office of the State Council further promulgated the Notice on Issuing the Key Working Tasks for Deepening the Reform of Medicine and Health System in 2017. According to these rules, a two-invoice system is encouraged to be gradually adopted for drug procurement. The two-invoice system generally requires a drug manufacturer to issue only one invoice to its distributor followed by the distributor issuing a second invoice directly to the end customer hospital. Only one distributor is permitted to distribute drug products between the manufacturer and the hospital. The system also encourages manufacturers to sell drug products directly to hospitals. Public medical institutions are required to adopt the two-invoice system, and its full implementation nationwide is targeted for 2018. As of the date of the filing of this annual report, the relevant local rules with respect to the “Two-Invoice System” have been promulgated in some provinces and municipal cities in the PRC, and the reform is still in progress. Private medical institutions are encouraged but not yet required to adopt the two-invoice system. Pharmaceutical manufacturers and distributors who fail to implement the two-invoice system may be disqualified from attending future bidding events or providing distribution for hospitals and blacklisted for drug procurement practices. These rules aim to consolidate drug distribution and reduce drug prices. The impact on our company is that Shanghai Hutchison Pharmaceuticals was required to restructure its distribution and logistics network and our Distribution Business began to shift its prior Seroquel distribution model to a fee-for-service model. For more details, please refer to Item 4.B. “Business Overview—Other Ventures.”

Foreign Investment and “State Secret” Technology Drugs

The interpretation of certain PRC laws and regulations governing foreign investment and “state secret” technology is uncertain. Under the Special Administrative Measures (Negative List) for Foreign Investment Access (“Negative List”), published by the MOFCOM and the China National Development and Reform Commission (“NDRC”) from June 26, 2018 to December 27, 2021, “manufacturing of modern Chinese medicines with confidential proprietary formula” has been deemed prohibited for any foreign investment. In the 2024 version of the Negative List published on September 6, 2024, the prohibition of “manufacturing of modern Chinese medicines with confidential proprietary formula” has been removed. The technology and know-how of the She Xiang Bao Xin pill is classified as “state secret” technology by China’s Ministry of Science and Technology (“MOST”), and the National Administration for the Protection of State Secrets (“NAPSS”).

There are currently no PRC laws or regulations or official interpretations, and therefore there can be no assurance, as to whether the use of “state secret” technology has constituted the “manufacturing of Chinese medicines with confidential proprietary formula” under pre-2024 versions of the Negative List. However, under the Rules on Confidentiality of Science and Technology promulgated by the State Science and Technology Commission (the predecessor of the MOST and the NAPSS) on January 6, 1995, cooperation with foreign parties or establishing joint ventures with foreign parties in respect of state secret technology is expressly allowed, provided that such cooperation has been duly approved by the relevant science and technology authorities. The establishment of Shanghai Hutchison Pharmaceuticals as a sino-foreign joint venture, including the re-registration of licenses for She Xiang Bao Xin pills in its name, was approved by the local counterpart of the MOFCOM and the Shanghai Drug Administration in 2001. Subsequently, the “Confidential State Secret Technology” status protection for She Xiang Bao Xin pills was also granted in 2005 to Shanghai Hutchison Pharmaceuticals as a sino-foreign joint venture by the MOST and NAPSS. Consequently, we believe Shanghai Hutchison Pharmaceuticals is in compliance with all applicable PRC laws and regulations governing foreign investment and “state secret” technology. Moreover, we believe that our other joint ventures and wholly-foreign owned enterprises in the PRC are also in compliance with all applicable PRC laws and regulations governing foreign investment.

U.S. Regulation of Pharmaceutical Product Development and Approval

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”), and the Public Health Service Act (“PHSA”), and their implementing regulations. The process of obtaining approvals and the subsequent compliance with appropriate federal, state and local rules and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of enforcement correspondence, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by FDA and the U.S. Department of Justice (“DOJ”), or other governmental entities. Drugs are also subject to other federal, state and local statutes and regulations.

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

Pre-clinical Studies

The data required to support an NDA is generated in two development stages: pre-clinical and clinical. For new chemical entities (“NCEs”), the pre-clinical development stage generally involves synthesizing the active component, developing the formulation and determining the manufacturing process, evaluating purity and stability, as well as carrying out non-human toxicology, pharmacology and drug metabolism studies in the laboratory, which support subsequent clinical testing. The conduct of the pre-clinical tests must comply with federal regulations, including good laboratory practices. The sponsor must submit the results of the pre-clinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor must resolve with the FDA any outstanding concerns or questions before the clinical trial can begin. Some long-term pre-clinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, submission of an IND does not guarantee the FDA will allow clinical trials to begin, or that, once begun, issues will not arise that could cause the trial to be suspended or terminated.

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

In addition, under the Pediatric Research Equity Act of 2003 (“PREA”), an NDA or supplement to an NDA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers.

Under the Prescription Drug User Fee Act (“PDUFA”), as amended, each NDA must be accompanied by an application user fee. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. The FDA conducts a preliminary review of an NDA within 60 days of receipt and informs the sponsor by the 74th day after FDA’s receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months from the filing date in which to complete its initial review of a standard NDA and respond to the applicant, and six months from the filing date for a “priority review” NDA. The FDA does not always meet its PDUFA goal dates for standard and priority review NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

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

Breakthrough Therapy Designation

Under the provisions of the new Food and Drug Administration Safety and Innovation Act (“FDASIA”), enacted by Congress in 2012, a sponsor can request designation of a drug candidate as a “breakthrough therapy,” typically by the end of the drug’s Phase II trials. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are also eligible for accelerated approval. For breakthrough therapies, the FDA may take certain actions, such as intensive and early guidance on the drug development program, that are intended to expedite the development and review of an application for approval.

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

Pediatric Trials

Under PREA, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With the enactment of FDASIA, a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must also submit an initial Pediatric Study Plan (“PSP”), within sixty days of an end-of-Phase II meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from pre-clinical studies, early phase clinical trials, and/or other clinical development programs. The law requires the FDA to send a non-compliance letter to sponsors who do not submit their pediatric assessments as required.

Under the Best Pharmaceuticals for Children Act (“BPCA”), certain therapeutic candidates may obtain an additional six months of exclusivity if the sponsor submits information requested by the FDA, relating to the use of the active moiety of the product candidate in children. Although the FDA may issue a written request for studies on either approved or unapproved indications, it may only do so where it determines that information relating to that use of a product candidate in a pediatric population, or part of the pediatric population, may produce health benefits in that population.

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

Coverage and Reimbursement

PRC Coverage and Reimbursement

Historically, most of Chinese healthcare costs have been borne by patients out-of-pocket, which has limited the growth of more expensive pharmaceutical products. However, in recent years the number of people covered by government and private insurance has increased. According to the NHSA, as of December 31, 2023, approximately 1.33 billion residents in China were enrolled in the national medical insurance program. In 2023, total income of the National Basic Medical Insurance Fund (including maternity insurance) reached RMB3,340.1 billion.

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

Patients purchasing medicines included in Category A of the NRDL are entitled to reimbursement of the entire amount of the purchase price. Patients purchasing medicines included in Category B of the NRDL are required to pay a certain percentage of the purchase price and obtain reimbursement for the remainder of the purchase price. The percentage of reimbursement for Category B medicines differs from region to region in the PRC. A new classification Category C is being explored and may be included in NRDL to supplement current Categories A and B on NRDL in 2025. Category C may include highly innovative treatments with significant clinical benefit to patients but are currently unable to be included on NRDL Categories A and B due to high price.

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

Further, pursuant to the Notice Regarding Further Improvement of the Order of Market Price of Pharmaceutical Products and Medical Services (“Market Price Notice”) jointly promulgated by the NDRC, the State Council Legislative Affairs Office and the State Council Office for Rectifying, the MOH, the NMPA, the MOFCOM, the MOF and Ministry of Labor and Social Security on May 19, 2006, the PRC government exercises price control over pharmaceutical products included in the NRDL and made an overall adjustment of their prices by reducing the retail price of certain overpriced pharmaceutical products and increasing the retail price of certain underpriced pharmaceutical products in demand for clinical use but that have not been produced in large quantities by manufacturers due to their low retail price level. In particular, the retail price charged by hospitals at the county level or above may not exceed 115% of the procurement cost of the relevant pharmaceutical products or 125% for Chinese herbal pieces. The Market Price Notice has been abolished per the NDRC Decision to Abolish Standardized Pricing Directories, effective May 20, 2021.

On February 9, 2015, the General Office of the State Council issued the Guiding Opinion on Enhancing Consolidated Procurement of Pharmaceutical Products by Public Hospitals (“Opinion”). The Opinion encourages public hospitals to consolidate their demands and to play a more active role in the procurement of pharmaceutical products. Hospitals are encouraged to directly settle the prices of pharmaceutical products with manufacturers. Consolidated procurement of pharmaceutical products should facilitate hospital reform, reduce patient costs, prevent corrupt conducts, promote fair competition and induce the healthy growth of the pharmaceutical industry. According to the Opinion, provincial tendering processes will continue to be used for the pricing of essential drugs and generic drugs with significant demands, and transparent multi-party price negotiation will be used for some patented drugs and exclusive drugs.

On April 26, 2014, the NDRC issued the Notice on Issues concerning Improving the Price Control of Low Price Drugs (“Low Price Drugs Notice”), together with the Low Price Drug List (“LPDL”). According to the Low Price Drugs Notice, for drugs with relatively low average daily costs within the current government-guided pricing scope (low price drugs), the maximum retail prices set by the government were cancelled. Within the standards of average daily costs, the specific purchase and sale prices are fixed by the producers and operators based on the drug production costs, market supply and demand and market competition. The standards of average daily cost of low price drugs were determined by the NDRC in consideration of the drug production costs, market supply and demand and other factors and based on the current maximum retail prices set by the government (or the national average bid-winning retail prices where the government does not set the maximum retail prices) and the average daily dose calculated according to the package insert. Under the Low Price Drugs Notice, the standards for the daily cost of low price chemical pharmaceuticals and of low price traditional Chinese medicine pharmaceuticals were less than RMB3.0 ($0.46) per day and RMB5.0 ($0.76) per day respectively. The Low Price Drugs Notice has been abolished per the NDRC Decision to Abolish Standardized Pricing Directories, effective May 20, 2021.

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

The MOH promulgated the Working Regulations of Medical Institutions for Procurement of Drugs by Centralized Tender and Price Negotiations (for Trial Implementation) (“Centralized Procurement Regulations”), on March 13, 2002, and promulgated Sample Document for Medical Institutions for Procurement of Drugs by Centralized Tender and Price Negotiations (for Trial Implementation) (“Centralized Tender Sample Document”) in November 2001, as amended in 2010, to implement the tender process requirements and ensure the requirements are followed uniformly throughout the country. The Centralized Tender Regulations and the Centralized Tender Sample Document provide rules for the tender process and negotiations of the prices of drugs, operational procedures, a code of conduct and standards or measures of evaluating bids and negotiating prices. On January 17, 2009, the MOH, the NMPA and other four national departments jointly promulgated the Opinions on Further Regulating Centralized Procurement of Drugs by Medical Institutions. According to the notice, public medical institutions owned by the government at the county level or higher or owned by state-owned enterprises (including state-controlled enterprises) shall purchase pharmaceutical products through centralized procurement. Each provincial government shall formulate its catalogue of drugs subject to centralized procurement. Specifically, the procurement could be achieved through public tendering, online bidding, centralized price negotiations and online competition platform. Except for drugs in the National Essential Medicines List (the procurement of which shall comply with the relevant rules on the National Essential Medicines List), certain pharmaceutical products which are under the national government’s special control and traditional Chinese medicines, in principle, all drugs used by public medical institutions shall be covered by the catalogue of drugs subject to centralized procurement. On July 7, 2010, the MOH and six other ministries and commissions jointly promulgated the Working Regulations of Medical Institutions for Centralized Procurement of Drugs to further regulate the centralized procurement of drugs and clarify the code of conduct of the parties in centralized drug procurement.

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

4+7 Quality Consistency Evaluation

On November 15, 2018, China’s Joint Procurement Office published its Paper on Centralized Drug Procurement in “4+7 Cities,” known as the 4+7 Quality Consistency Evaluation process (“4+7 QCE”). The 4+7 QCE initiative is aimed at driving consolidation in the fragmented generic drug market in China. The 4+7 QCE initiative began as a pilot program in 11 cities: Beijing, Tianjin, Shanghai, Chongqing, Shenyang, Dalian, Xiamen, Guangzhou, Shenzhen, Chengdu and Xi’an. Under this pilot program, the public medical institutions in these 11 cities bulk-buy certain generic drugs together, forcing companies to bid for contracts and driving down prices. The 4+7 QCE initiative has expanded nationwide and now covers more varieties of drugs. On September 1, 2019, the Joint Procurement Office published its Paper on Centralized Drug Procurement in Alliance Areas (GY-YD2019-1), such areas covering 25 provinces and regions across China. On December 29, 2019, the Joint Procurement Office published its Paper on Nationwide Centralized Drug Procurement (GY-YD2019-2), promoting procurement nationwide, and on January 13, 2020, the National Healthcare Security Administration, the NHC, the NMPA, the Ministry of Industrial and Information Technology and the Logistics Support Department of the Central Military Commission promulgated the Notice on the Commencement of the Second Batch of State Organized Centralized Drug Procurement and Use, which states that the second batch of national organization of centralized procurement and use of drugs would not be carried out in selected areas but nationwide. On January 22, 2021, the General Office of the State Council issued the Opinions on Promoting the Normalization and Institutionalization of the Centralized and Quantitative Procurement of Drugs, stating that (i) the scope of procurement should focus on including drugs in the NDRL with large dosages and high purchase amounts and gradually cover all kinds of drugs that are clinically necessary and of reliable quality that are marketed in China, so as to ensure that all drugs that should be procured are exhausted, (ii) marketing authorization holders who have obtained drug registration certificates for drugs within the scope of centralized procurement can, in principle, participate in centralized drug procurement, provided they meet the requirements of centralized procurement in areas including but not limited to quality standards, production capacity and supply stability, and (iii) all public medical institutions (including military medical institutions) should participate in centralized drug procurement, and designated pharmacies shall follow the management requirements of designated agreements. By December 31, 2024, China’s Joint Procurement Office has implemented ten rounds of Volume - Based Procurement of drugs.

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

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, as amended by the IRA (“MMA”), established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. Subject to certain limitations, Part D prescription drug plan sponsors generally are not required to pay for or cover all covered Part D drugs, and can develop their own drug formulary that identifies which drugs they will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Medicare payment for some of the cost of prescription drugs may increase demand for drugs for which we receive regulatory approval. The IRA amended the Part D benefit design to, among other items, require formulary coverage of Medicare negotiated drugs and alter manufacturer, patient, Part D plan sponsor, and government financial responsibilities in connection with the Part D benefit. Other components of the IRA affect Part D drugs by subjecting particular drugs to government negotiated prices. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

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

The Chinese anti-bribery regulatory regime is evolving. On December 25, 2024, draft revisions to the Anti-Unfair Competition Law were published; proposed revisions include increasing maximum fines for bribery, introducing personal administrative liability for the legal representatives, principal persons in charge and directly responsible persons of business operators who commit commercial bribery, and introducing administrative penalties for the act of accepting bribes. On January 10, 2025, SAMR published the Compliance Guidelines on Preventing Commercial Bribery Risks for Pharmaceutical Enterprises which, among others, stipulate that pharmaceutical enterprises are the primary responsible entities for preventing their own commercial bribery risks, and that they should strengthen internal controls and compliance management to mitigate commercial bribery risks. Where a pharmaceutical enterprise discovers that its business operations involve commercial bribery risks, they are required to immediately cease such activities, and may internally or hire third-party professional institutions to conduct investigations.

Product Liability

In addition to the strict new drug approval process, certain PRC laws have been promulgated to protect the rights of consumers and to strengthen the control of medical products in the PRC. Under current PRC law, manufacturers and vendors of defective products in the PRC may incur liability for loss and injury caused by such products. Pursuant to the Civil Code of the PRC (“PRC Civil Code”), promulgated on May 28, 2020 and effective on January 1, 2021, a defective product which causes property damage or physical injury to any person may subject the manufacturer or vendor of such product to civil liability for such damage or injury.

On February 22, 1993, the Product Quality Law of the PRC (“Product Quality Law”), was promulgated aiming to define responsibilities for product quality, to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was amended by the Ninth National People’s Congress on July 8, 2000 and was later amended by the Eleventh National People’s Congress on August 27, 2009 and the Thirteenth National People’s Congress on December 29, 2018. Pursuant to the amended Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

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

The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), also created new federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

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

Data Privacy and Security

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology and Clinical Health Act (“HITECH”), and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information that apply to most U.S. health care providers with which we interact, such as our U.S. clinical trial sites. In addition, state laws, including, notably the CCPA and other comprehensive data privacy and security laws, govern the privacy and security of personal health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

PRC Regulation of Foreign Currency Exchange, Offshore Investment and State-Owned Assets

PRC Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

●	Foreign Currency Administration Rules (1996), as last amended on August 5, 2008 (“Exchange Rules”); and
●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) (“Administration Rules”).

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

Pursuant to the Circular on Further Improving and Adjusting the Direct Investment Foreign Exchange Administration Policies (“Circular 59”), promulgated by the SAFE on November 19, 2012, effective on December 17, 2012, and amended in 2015, 2018 and 2019, approval is not required for the opening of and payment into foreign exchange accounts under direct investment, for domestic reinvestment with legal income of foreign investors in China. Circular 59 also simplified the capital verification and confirmation formalities for Chinese foreign-invested enterprises and the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire the equities of Chinese party and other items. Circular 59 further improved the administration on exchange settlement of foreign exchange capital of Chinese foreign-invested enterprises.

Foreign Exchange Registration of Offshore Investment by PRC Residents

In July 2014, the SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Offshore Investment and Financing and Round Trip Investment via Special Purpose Vehicles (“Circular 37”), and its implementation guidelines, which abolishes and supersedes the SAFE’s Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round Trip Investment via Overseas Special Purpose Vehicles, or Circular 75. Pursuant to Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of the SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle (“SPV”), directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with the SAFE when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. Failure to comply with the registration procedures set forth in Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

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

Our joint venture partner was required to perform a state-owned asset assessment when Shanghai Hutchison Pharmaceuticals was incorporated and our joint venture partner contributed state-owned assets, and when we invested in our Distribution Business, which was previously wholly-owned by Sinopharm, a state-owned enterprise. In addition, our Distribution Business was required to perform a state-owned asset assessment when our Distribution Business restructured from an enterprise ultimately owned by the general public into a limited liability enterprise. In all four instances, our joint venture partners have informed us that they or our Distribution Business have duly filed the relevant state-owned asset assessment results with, and obtained the requisite approvals from, the relevant governmental authorities as required by the foregoing laws and regulations. Accordingly, we believe that such joint ventures are in full compliance with all applicable laws and regulations governing the administration and restructuring of state-owned assets, although we are currently unable to obtain copies of certain filing and approval documents from our joint venture partners due to their internal confidentiality constraints. We have not received any notice of warning or been subject to any penalty or other disciplinary action from the relevant governmental authorities with respect to the applicable laws and regulations governing the administration and restructuring of state-owned assets.

C.    Organizational Structure

The chart below shows our organizational structure, including our principal subsidiaries and joint ventures, as of February 15, 2025.

Public Shareholders
CK Hutchison Holdings Limited
Directors
61%
38.2%
0.8%
The Company
(Cayman Islands)
Oncology / Immunology
Other Ventures
99.8%(1)
100.0%(2)
50.0%(3)
HUTCHMED Holdings Limited
(Cayman Islands)
HUTCHMED Limited
(PRC)
Shanghai Hutchison Pharmaceuticals Limited
(PRC)
100.0%
100.0%
100.0%
51.0%(4)
HUTCHMED International Corporation
(Delaware, USA)
HUTCHMED Holdings (HK) Limited
(Hong Kong)
HUTCHMED (Suzhou) Limited
(PRC)
Shanghai Hutchison Whampoa Pharmaceutical Sales Limited(5)
(PRC)
Subsidiaries
Non-consolidated Entity

Notes:

(1)	Employees and former employees of HUTCHMED Limited hold the remaining 0.2% shareholding in HUTCHMED Holdings Limited.
(2)	Held through HUTCHMED Investment (HK) Limited. HUTCHMED Limited’s revenue generated by sales of, and royalties, manufacturing costs and services fees in connection with, our current and future internally developed drug candidates are allocated to the Oncology/Immunology operations.
(3)	Held through our 100.0% subsidiary Shanghai HUTCHMED Investment (HK) Limited. Shanghai Pharmaceuticals Holding Co., Limited is the other 50.0% joint venture partner.
(4)	Sinopharm Group Co. Limited is the other 49.0% joint venture partner.
(5)	Formerly known as “Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited”.

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

We also lease a 2,992 square foot office in Florham Park, New Jersey to house our U.S.-based clinical and regulatory staff.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with Item 3.A. “Selected Financial Data,” our consolidated financial statements and the related notes and our non-consolidated joint ventures’ consolidated financial statements and the related notes appearing elsewhere in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. In evaluating our business, you should carefully consider the information provided under Item 3.D. “Risk Factors.” Actual results could differ materially from those projected in the forward-looking statements.

A.    Operating Results.

Overview

We are a global commercial-stage biopharmaceutical company focused on the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of patients with cancer and immunological diseases. We conduct our business through our Oncology/Immunology and Other Ventures operations.

Through our Oncology/Immunology operations, our team of approximately 890 scientists and staff has created, developed and in-licensed a deep portfolio of more than 20 drug candidates. We have advanced more than 13 oncology drug candidates to clinical trials in China, with three also in active clinical development in the United States and Europe. We have brought three of our internally developed drugs, savolitinib, fruquintinib and surufatinib (marketed as Orpathys, Elunate and Sulanda, respectively) to patients in China including Macau and Hong Kong. Fruquintinib also received marketing approval in the United States in 2023 and Europe and Japan in 2024 (marketed as Fruzaqla). Moreover, tazemetostat has been approved and launched in Hainan Pilot Zone, Macau and Hong Kong. We also have additional drug candidates in earlier stage clinical development (Phase I/Ib and Phase Ib/II proof-of-concept studies) and several advanced pre-clinical drug candidates. These drug candidates are being developed to treat a wide spectrum of diseases, including solid tumors, hematological malignancies and immunological diseases which we believe may address unmet medical needs and represent large commercial opportunities. Our success in research and development has led to partnerships with leading global pharmaceutical companies, including AstraZeneca, Eli Lilly and Takeda. We and our collaboration partners have invested approximately $2.1 billion in our Oncology/Immunology operations as of December 31, 2024, with almost all of these funds used for research and development expenses for the development of our drug candidates. Net loss attributable to our company from our Oncology/Immunology operations was $385.4 million for the year ended December 31, 2022, net income attributable to our company from our Oncology/Immunology operations was $51.2 million for the year ended December 31, 2023 and net loss attributable to our company from our Oncology/Immunology operations was $24.6 million for the year ended December 31, 2024.

In addition, we have built large-scale and profitable drug marketing and distribution capabilities through subsidiaries and a joint venture in our Other Ventures, which primarily manufacture, market and distribute prescription drugs and healthcare products in China. Net income attributable to our company generated from our Other Ventures operations was $54.6 million, $50.3 million and $47.7 million for the years ended December 31, 2022, 2023 and 2024, respectively. In addition to helping fund our Oncology/Immunology operations, we utilize the know-how from our Other Ventures to support the commercialization of our internally developed Oncology/Immunology products in China.

Our consolidated revenue was $426.4 million, $838.0 million and $630.2 million for the years ended December 31, 2022, 2023 and 2024, respectively. Net loss attributable to our company was $360.8 million for the years ended December 31, 2022 and net income attributable to our company was $100.8 million and $37.7 million for the years ended December 31, 2023 and 2024, respectively.

We continue to deliver on our strategy to create value, prioritize our portfolio and bring innovative medicines to patients globally. To focus on our core business of discovering, developing and commercializing novel therapies for the treatment of cancers and immunological diseases including the advancement of next-generation ATTC programs, we have been exploring opportunities to monetize the underlying value of our joint venture. In December 2024, we entered into sale and purchase agreements (“SPA”) to sell aggregate 45% equity interest in our joint venture out of our current 50% equity interest. For more information on the transactions, see “Key Components of Results of Operations—Equity in Earnings of Equity Investees.”

Basis of Presentation

Our consolidated statements of operations data presented herein for the years ended December 31, 2024, 2023 and 2022 and our consolidated balance sheet data presented herein as of December 31, 2024 and 2023 have been derived from our audited consolidated financial statements, which were prepared in accordance with US GAAP, and should be read in conjunction with those statements which are included elsewhere in this annual report.

We have two strategic operations, Oncology/Immunology and Other Ventures, that offer different products and services. Our Shanghai Hutchison Pharmaceuticals joint venture under our Other Ventures operations is accounted for under the equity accounting method as non-consolidated entity in our consolidated financial statements, and the consolidated financial statements of Shanghai Hutchison Pharmaceuticals were prepared in accordance with IFRS as issued by the IASB and audited under auditing standards generally accepted in the United States and included elsewhere in this annual report. The presentation of financial data for our business units excludes certain unallocated costs attributed to expenses incurred by our corporate head office. For more information on our corporate structure, see Item 4.A. “History and Development of the Company.”

Factors Affecting our Results of Operations

Research and Development Expenses

We believe our ability to successfully develop innovative drug candidates through our Oncology/Immunology operations will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. As a result of this commitment, our pipeline of drug candidates has been steadily advancing and expanding, with 13 in active clinical development. In addition, we are proactively making a strategic shift to focus on the most advanced assets from our internal developed pipeline, that are most likely to drive near-term value. For more information on the nature of the efforts and steps necessary to develop our drug candidates, see Item 4.B. “Business Overview—Our Clinical Pipeline” and “Business Overview—Regulations.”

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

Research and development expenses incurred by our Oncology/Immunology operations totaled $386.9 million, $302.0 million and $212.1 million for the years ended December 31, 2022, 2023 and 2024, respectively, representing approximately 90.7%, 36.0% and 33.7% of our total consolidated revenue for the respective period. These research and development figures do not include payments made by our collaboration partners directly to third parties to help fund the research and development of our drug candidates.

We have been able to fund the research and development expenses for our Oncology/Immunology operations via a range of sources, including revenue generated from our commercialized drugs, payments received from our collaboration partners, cash flows generated from our Other Ventures including dividend payments and divestment proceeds, the proceeds raised from our initial public offering and follow-on offerings on the AIM, Nasdaq and the SEHK, investments from other third parties and bank borrowings.

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

We believe that our globally-facing strategy of focusing on drug development for novel but relatively well-characterized targets and for validated targets, in combination with our development of multiple drug candidates concurrently and testing them for multiple indications and in combinations with other drugs, enhances the likelihood that our research and development efforts will yield successful drug candidates. Nonetheless, we cannot be certain if any of our drug candidates will receive new or additional regulatory approvals. Even if such approvals are granted, we will need to thereafter establish manufacturing supply and engage in extensive marketing prior to generating any revenue from such drugs. The effectiveness of our marketing will depend on the efforts of our dedicated oncology team in China and our collaboration partners in the rest of the world. The ultimate commercial success of our drugs will depend on their acceptance by patients, the medical community and third-party payors and their ability to compete effectively with other therapies on the market.

To date, surufatinib and savolitinib have been approved for sale in China and fruquintinib has been approved for sale in China, the U.S., E.U., Japan, Argentina, Switzerland, Canada, United Kingdom, Australia, Singapore, Israel, South Korea and the United Arab Emirates.

Our manufacturing site in Suzhou produces both clinical and commercial supplies of fruquintinib and surufatinib. With the establishment of our new manufacturing site in Pudong, Shanghai, which is expected to increase our manufacturing capacity by over five times, all our clinical supplies have completed technical transfer and are now coming from our Shanghai factory. Our commercial supplies have gradually migrated to this Shanghai factory. In the end of 2024, our first commercial batch of savolitinib, which previously relied on third-party manufacturer, was produced in our Shanghai factory and supplied to our partner. Beginning in October 2020, we assumed responsibility for the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities in China for Elunate. Sulanda is marketed by us in China without the support of a collaboration partner. However, we have a limited history of commercializing our internally developed drug candidates, which makes it difficult to evaluate our future prospects.

The competitive environment is also an important factor with the commercial success of our potential global first-in-class products, such as sovleplenib, depending on whether we are able to gain regulatory approvals and quickly bring such products to market ahead of competing drug candidates being developed by other companies.

For our drug candidates where we retain all rights worldwide, currently including surufatinib, sovleplenib, amdizalisib, HMPL-306, HMPL-760, HMPL-453, HMPL-295, HMPL-653, HMPL-A83, HMPL-415 and HMPL-506, we will be able to retain all the profits if any of them are successfully commercialized and remain unpartnered, though we will need to bear all the costs associated with such drug candidates. Conversely, as discussed below, for our drug candidates which are subject to collaboration partnerships, our collaboration partners provide funding for development of the drug candidates but are entitled to retain a significant portion of any revenue generated by such drug candidates.

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

In particular, our partners cover a portion of our research and development costs for drug candidates developed in collaboration with them. In addition, under our collaboration agreements with AstraZeneca, Eli Lilly and Takeda, we received upfront payments upon our entry into such agreements and milestone payments upon the achievement of certain development and regulatory milestones, payments for our provision of research and development services for the relevant drug candidate as well as commercial milestones and royalties. Revenue recognized in our consolidated financial statements from such agreements with AstraZeneca, Eli Lilly and Takeda totaled $129.4 million, $482.0 million and $308.0 million for the years ended December 31, 2022, 2023 and 2024, respectively.

Moreover, we have entered into, and may consider entering in the future, in-licensing arrangements to expand and complement our existing portfolio of novel oncology assets under which we may be obligated to make upfront, milestone and royalty payments. For example, in August 2021, we entered into an in-licensing agreement with Epizyme (a subsidiary of Ipsen Pharma SAS) to collaborate in research, development, manufacturing and commercialization of tazemetostat in Greater China, the licensed territory. In connection with this collaboration, Epizyme received a $25 million upfront payment and another $5 million milestone payment to date and is eligible to receive up to $105 million in additional development and regulatory milestone payments and up to $175 million in additional sales milestone payments. Epizyme is also eligible to receive tiered royalties of mid-teen to low-twenties percent based on annual net sales of tazemetostat in the licensed territory.

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

China Government Insurance Reimbursement and Drug Pricing Policies

Our revenue is affected by the sales volume and pricing of our current and future internally developed drug candidates, if approved. Eligible participants in the government-sponsored medical insurance programs in China are entitled to reimbursement for varying percentages of the cost for any medicines that are included in applicable reimbursement lists. Factors that affect the inclusion of medicines in China’s NRDL and any other applicable reimbursement list may include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. For more information, see Item 4.B. “Business Overview—Coverage and Reimbursement—PRC Coverage and Reimbursement.” The inclusion of a medicine in the NRDL or other applicable reimbursement lists can substantially improve the sales volume of the medicine due to the availability of third-party reimbursements. On the other hand, such inclusion may also subject it to centralized procurement processes. The National Healthcare Security Administration has stated that centralized procurement will focus on NRDL-listed and costly-to-procure drugs. Centralized procurement may negatively affect the retail price of our drug candidates. On balance, we believe that, if priced appropriately, the benefit of the inclusion of our drug candidates in the NRDL and other applicable reimbursement lists outweighs the cost of such inclusion. Elunate was added to the NRDL in January 2020 at approximately 60% discount to its initial retail price, renewed for an additional two-year term starting in January 2022 at a discount of 5% relative to the prior NRDL price and renewed again in January 2024 on the same terms. Sulanda was included in the NRDL starting in January 2022 at a 52% discount on its main dosage form, relative to its 2021 initial retail price and renewed in January 2024 on the same terms. Orpathys has been included in the NRDL since March 1, 2023 at a 38% discount relative to the self-pay price and was renewed in January 2025 on the same terms for another two years.

Revenue from our Other Ventures, including the revenue of our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals, is affected by the sales volume and pricing of their own-brand and third-party prescription pharmaceutical products. The sales volume of the products sold by these businesses is driven in part by the level of Chinese government spending on healthcare and the coverage of Chinese government medical insurance schemes, which is correlated with patient reimbursements for drug purchases, all of which have increased significantly in recent years as part of healthcare reforms in China. The sales volume of pharmaceutical products in China is also influenced by their representation on the NRDL, which determines eligibility for drug reimbursement, as well as their representation on the National Essential Medicines List, which mandates distribution of drugs in China. Substantially all pharmaceutical products manufactured and sold by Shanghai Hutchison Pharmaceuticals were capable of being reimbursed under the NRDL as of December 31, 2024. There were 21 of its drugs included in the National Essential Medicine List, of which two were in active production as of December 31, 2024. She Xiang Bao Xin pills, Shanghai Hutchison Pharmaceuticals’ top-selling drug, is one of the few proprietary drugs included on the National Essential Medicines List.

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

Ability to Effectively Market Own-Brand and Third-Party Drugs

A key component of our Other Ventures operations is the extensive prescription drugs marketing network operated by our joint ventures Shanghai Hutchison Pharmaceuticals and our Distribution Business, which includes over 2,300 medical sales representatives covering hospitals in about 290 cities and towns in China. Our results of operations are impacted by the effectiveness of this network, including the ability of Shanghai Hutchison Pharmaceuticals to generate sales of She Xiang Bao Xin pills, which represented approximately 92%, 90% and 92% of its total revenue for the years ended December 31, 2022, 2023 and 2024, respectively. In addition, in recent years our Distribution Business has been increasingly focused on providing distribution and commercialization services for prescription drugs licensed from third parties, and we have established our oncology drug sales team which we utilize to market our internally developed and approved drugs throughout China.

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

The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. We estimate the standalone selling prices based on the income approach and cost plus margin approach. Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using a percentage-of-completion method. We have determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenue is recognized as future sales occur as they meet the requirements for the sales-based royalty exception.

Deferred revenue is recognized if allocated consideration is received in advance of the rendering of research and development services or earning royalties on future sales. Accounts receivable is recognized based on the terms of the contract and when we have an unconditional right to bill the customer, which is generally when research and development services are rendered.

Share-based Compensation

We recognize share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the Polynomial and Monte Carlo simulation models. Determining the fair value of share options requires the use of subjective assumptions. These models use various inputs to measure fair value, including the market value of our underlying shares at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The assumptions in determining the fair value of share options are highly subjective and represent our best estimates, which involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, our level of share-based compensation could be materially different in the future.

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

If indicators of impairment exist, the first step of the impairment test is performed to assess if the carrying value of the net asset group exceeds the undiscounted cash flows of the asset group. If yes, the second step of the impairment test is performed in order to determine if the carrying value of the net asset group exceeds the fair value. If yes, impairment is recognized for the excess.

Allowance for Current Expected Credit Losses

We estimate our allowance for current expected credit losses (“CECLs”) based on an expected loss model, which requires the consideration of forward-looking economic variables and conditions in the portfolio groups of receivables.

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

We consider forward-looking macroeconomic variables, which may include but not limited to gross domestic product, and consumer price index when quantifying the impact of economic forecasts on our allowance for expected credit losses. Macroeconomic variables may vary based on historical experiences, portfolio composition and current environment. We also consider the impact of current conditions and economic forecasts relating to specific industries and client-credit ratings, in addition to performing a qualitative review of credit risk factors across the portfolio. Forward-looking estimates require the use of judgment, particularly in times of economic uncertainty.

Recent Accounting Pronouncements

See note 3 to our consolidated financial statements included in this annual report for information regarding recent accounting pronouncements.

Key Components of Results of Operations

The following tables set forth our selected consolidated financial data. We have derived the selected consolidated statements of operations data for the years ended December 31, 2024, 2023 and 2022 and the selected consolidated balance sheet data as of December 31, 2024 and 2023 from our audited consolidated financial statements, which were prepared in accordance with US GAAP and are included elsewhere in this annual report. The following selected consolidated financial data for the years ended December 31, 2021 and 2020 and as of December 31, 2022, 2021 and 2020 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with US GAAP and are not included in this annual report.

	Year Ended December 31,
	2024	2023	2022	2021	2020

	$’000 (except share and per share data)
Consolidated statement of operations data:
Revenue
Goods—third parties	401,382	388,924	314,329	266,199	203,606
—related parties	3,854	8,264	5,293	4,256	5,484
Services —commercialization—third parties	52,485	48,608	41,275	27,428	3,734
—research and development—related parties	471	481	507	525	491
—collaboration research and development—third parties	57,968	80,397	23,741	18,995	9,771
Other collaboration revenue—royalties—third parties	71,041	32,470	26,310	15,064	4,890
—licensing—third parties	43,000	278,855	14,954	23,661	—
Total revenue	630,201	837,999	426,409	356,128	227,976
Operating expenses
Cost of goods—third parties	(294,918)	(331,984)	(268,698)	(229,448)	(178,828)
Cost of goods—related parties	(1,861)	(4,777)	(3,616)	(3,114)	(3,671)
Cost of services—commercialization—third parties	(52,105)	(47,686)	(38,789)	(25,672)	(6,020)
Research and development expenses	(212,109)	(302,001)	(386,893)	(299,086)	(174,776)
Selling expenses	(48,617)	(53,392)	(43,933)	(37,827)	(11,334)
Administrative expenses	(64,296)	(79,784)	(92,173)	(89,298)	(50,015)
Total operating expenses	(673,906)	(819,624)	(834,102)	(684,445)	(424,644)
	(43,705)	18,375	(407,693)	(328,317)	(196,668)
Gain on divestment of an equity investee	—	—	—	121,310	—
Other income/(expense)
Interest income	40,080	36,145	9,599	2,076	3,236
Other income	10,274	12,949	1,833	2,426	4,600
Interest expense	(2,872)	(759)	(652)	(592)	(787)
Other expense	(4,884)	(8,402)	(13,509)	(12,643)	(115)
Total other income/(expense)	42,598	39,933	(2,729)	(8,733)	6,934
(Loss)/income before income taxes and equity in earnings of equity investees	(1,107)	58,308	(410,422)	(215,740)	(189,734)
Income tax (expense)/benefit	(7,192)	(4,509)	283	(11,918)	(4,829)
Equity in earnings of equity investees, net of tax	46,469	47,295	49,753	60,617	79,046
Net income/(loss)	38,170	101,094	(360,386)	(167,041)	(115,517)
Less: Net income attributable to non-controlling interests	(441)	(314)	(449)	(27,607)	(10,213)
Net income/(loss) attributable to the Company	37,729	100,780	(360,835)	(194,648)	(125,730)
Earnings/(losses) per share attributable to the Company ($ per share)
—basic	0.04	0.12	(0.43)	(0.25)	(0.18)
—diluted	0.04	0.12	(0.43)	(0.25)	(0.18)
Number of shares used in per share calculation
—basic	855,351,683	849,654,296	847,143,540	792,684,524	697,931,437
—diluted	872,829,129	869,196,348	847,143,540	792,684,524	697,931,437
Net income/(loss)	38,170	101,094	(360,386)	(167,041)	(115,517)
Other comprehensive (loss)/income
Foreign currency translation (loss)/gain	(3,753)	(6,592)	(8,469)	2,964	9,530
Total comprehensive income/(loss)	34,417	94,502	(368,855)	(164,077)	(105,987)
Less: Comprehensive (income)/loss attributable to non-controlling interests	(110)	39	545	(28,029)	(11,413)
Total comprehensive income/(loss) attributable to the Company	34,307	94,541	(368,310)	(192,106)	(117,400)

	2024	2023	2022	2021	2020

Consolidated balance sheet data:
Cash and cash equivalents	153,958	283,589	313,278	377,542	235,630
Short-term investments	682,152	602,747	317,718	634,158	199,546
Total assets	1,274,196	1,279,773	1,029,445	1,372,661	724,118
Total current liabilities	376,562	403,027	353,903	311,658	158,397
Total non-current liabilities	125,781	133,359	38,672	21,489	46,772
Total shareholders’ equity	771,853	743,387	636,870	1,039,514	518,949

Revenue

The following table sets forth the components by contract type of our consolidated revenue for the years indicated, which does not include the revenue from our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals.

	Year Ended December 31,
	2024		2023		2022
	$’000%		$’000%		$’000%
Revenue
Oncology/Immunology:
Invoiced Goods—Marketed Products(1)	128,008	20.3	83,087	9.9	57,057	13.4
Services:
Commercialization—Marketed Products	52,485	8.3	48,608	5.8	41,275	9.7
Research and Development—related parties	471	0.1	481	0.1	507	0.1
License & Collaborations:
Services	57,968	9.2	80,397	9.6	23,741	5.5
Royalties—Marketed Products	71,041	11.3	32,470	3.9	26,310	6.2
Licensing	43,000	6.8	278,855	33.3	14,954	3.5
Manufacturing Supply(1)	10,392	1.7	4,718	0.5	—	—
Subtotal	363,365	57.7	528,616	63.1	163,844	38.4
Other Ventures:
Invoiced Goods(1)	262,982	41.7	301,119	35.9	257,272	60.3
Invoiced Goods—related parties	3,854	0.6	8,264	1.0	5,293	1.3
Subtotal	266,836	42.3	309,383	36.9	262,565	61.6
Total	630,201	100.0	837,999	100.0	426,409	100.0

(1)	Included in revenue from goods – third parties in our consolidated statements of operations.

The following table sets forth the components of revenue from Oncology/Immunology by product type for the years indicated.

	Year Ended December 31,
	2024		2023		2022
	$’000%		$’000%		$’000%
Revenue
Fruzaqla	110,764	30.5	7,145	1.4	—	—
Elunate	86,333	23.7	83,181	15.7	69,950	42.7
Sulanda	48,972	13.5	43,935	8.3	32,304	19.7
Orpathys	24,507	6.7	28,866	5.5	22,260	13.6
Tazverik	958	0.3	1,038	0.2	128	0.1
Oncology Products(1)	271,534	74.7	164,165	31.1	124,642	76.1
R&D services and licensing(2)	91,831	25.3	364,451	68.9	39,202	23.9
Total Oncology/Immunology Revenue	363,365	100.0	528,616	100.0	163,844	100.0

(1)

Includes Invoiced Goods—Marketed Products, Commercialization—Marketed Products and Royalties—Marketed Products. For the year ended December 31, 2024, it also includes $20 million commercial milestone under Licensing.

(2)	Includes Research and Development—related parties, Services, Licensing and Manufacturing Supply. For the year ended December 31, 2024, $20 million commercial milestone under Licensing is excluded.

Revenue from Oncology/Immunology primarily comprises revenue from Elunate, Sulanda and Orpathys in China and revenue from Fruzaqla in the United States and other ex-China markets. The revenue we generate from Elunate is primarily comprised of revenue from the sales of Elunate to Eli Lilly which we manufacture and sell at cost, promotion and marketing services to Eli Lilly and royalty revenue. The revenue we generate from Sulanda, an unpartnered drug, is primarily comprised of revenue from sales of Sulanda to distributors. The revenue we generate from Orpathys is primarily comprised of revenue from the sales of Orpathys to AstraZeneca as well as royalty revenue. The revenue we generate from Fruzaqla is primarily comprised of revenue from manufacturing supplies to Takeda as well as royalty revenue. Additionally, Oncology/Immunology revenue includes revenue from license and collaboration agreements for upfront, milestone and research and development services payments for our drug candidates developed in collaboration with Eli Lilly, AstraZeneca and Takeda.

The following table sets forth in-market sales by oncology products for the years indicated. For Fruzaqla, Elunate and Orpathys, they represent total sales to third parties as provided by Takeda, Eli Lilly and AstraZeneca, respectively.

	Year Ended December 31,
	2024		2023		2022
	$’000%		$’000%		$’000%
In-market sales
Fruzaqla	290,620	58.0	15,093	7.1	—	—
Elunate	114,992	22.9	107,518	50.3	93,462	55.9
Sulanda	48,972	9.8	43,935	20.5	32,304	19.3
Orpathys	45,443	9.1	46,096	21.6	41,187	24.7
Tazverik	957	0.2	1,038	0.5	128	0.1
Oncology Products	500,984	100.0	213,680	100.0	167,081	100.0

The following table sets forth the components of revenue of our Other Ventures by product type for the years indicated. In December 2023, we sold our interests in our consolidated joint venture Hutchison Hain Organic and our wholly own subsidiary HUTCHMED Science Nutrition, and their historical financial results and gain on divestment are reflected in our consolidated financial statements.

	Year Ended December 31,
	2024		2023		2022
	$’000%		$’000%		$’000%
Revenue—Other Ventures
Prescription drug products	262,850	98.5	295,396	95.5	237,293	90.4
Healthcare products (incl. consumer health)	3,986	1.5	13,987	4.5	25,272	9.6
Total	266,836	100.0	309,383	100.0	262,565	100.0

Revenue from our Other Ventures primarily comprises revenue from prescription drugs including the commercial services, logistics and distribution business of our consolidated Distribution Business joint venture with Sinopharm, a leading distributor of pharmaceutical products and a leading supply chain service provider in China.

Revenue from our Other Ventures also comprises revenue from sales of Zhi Ling Tong infant nutrition and other health supplement products manufactured by Hutchison Healthcare and distributed through our Distribution Business up until the end of September 2022 and through Shanghai Hutchison Pharmaceuticals, our non-consolidated joint venture from October 1, 2022 onwards, organic and natural products by Hutchison Hain Organic (which was divested in December 2023), and certain third-party consumer products distributed and marketed by HUTCHMED Science Nutrition (which was divested in December 2023).

The revenue of our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, the accounts of which are prepared in accordance with IFRS as issued by the IASB and whose revenue is not included in our consolidated revenue, was $370.6 million, $385.5 million and $393.5 million for the years ended December 31, 2022, 2023 and 2024, respectively. Shanghai Hutchison Pharmaceuticals is a joint venture with Shanghai Pharmaceuticals, a leading pharmaceuticals company in China, and primarily focuses on the manufacture and sale of prescription pharmaceutical products in China. We and Shanghai Pharmaceuticals each own 50% of this joint venture. We have the right to nominate the general manager and other management of this joint venture and run its day-to-day operations. The effect of Shanghai Hutchison Pharmaceuticals on our consolidated financial results is discussed below under “—Equity in Earnings of Equity Investees.”

Cost of Revenue and Operating Expenses

Cost of Revenue

Our cost of revenue is primarily attributable to the cost of revenue of our Distribution Business and Oncology/Immunology commercialized products. The following table sets forth the components of our cost of revenue for the years indicated.

	Year Ended December 31,
	2024		2023		2022
	$’000%		$’000%		$’000%
Cost of Revenue
Oncology/Immunology:
Cost of Invoiced Goods	40,678	11.7	44,040	11.5	30,403	9.8
Cost of Services	52,105	14.9	47,686	12.4	38,789	12.5
Subtotal	92,783	26.6	91,726	23.9	69,192	22.3
Other Ventures:
Cost of Invoiced Goods	254,240	72.9	287,944	74.9	238,295	76.6
Cost of Invoiced Goods—related parties	1,861	0.5	4,777	1.2	3,616	1.1
Subtotal	256,101	73.4	292,721	76.1	241,911	77.7
Total	348,884	100.0	384,447	100.0	311,103	100.0

The following table sets forth the components of cost of revenue of our Other Ventures by product type for the years indicated.

	Year Ended December 31,
	2024		2023		2022
	$’000%		$’000%		$’000%
Cost of Revenue—Other Ventures
Prescription drug products	254,138	99.2	284,927	97.3	228,968	94.6
Healthcare products (incl. consumer health)	1,963	0.8	7,794	2.7	12,943	5.4
Total	256,101	100.0	292,721	100.0	241,911	100.0

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

	Year Ended December 31,
	2024		2023		2022
	$’000%		$’000%		$’000%
R&D Expenses
Oncology/Immunology:
Savolitinib (targeting MET)	35,325	16.7	37,692	12.5	48,249	12.5
Tazemetostat (targeting EZH2)	15,931	7.5	12,171	4.0	19,019	4.9
Sovleplenib (targeting Syk)	14,518	6.8	14,200	4.7	23,138	6.0
Fruquintinib (targeting VEGFR1/2/3)	8,733	4.1	40,384	13.4	52,115	13.5
Ranosidenib (targeting IDH 1/2)	7,549	3.5	12,633	4.2	14,865	3.8
Surufatinib (targeting VEGFR/FGFR1/CSF-1R)	7,506	3.6	24,746	8.2	37,635	9.7
Fanregratinib (targeting FGFR)	5,772	2.7	7,532	2.5	2,776	0.7
Amdizalisib (targeting PI3Kδ)	480	0.2	17,065	5.7	27,046	7.0
Other candidates	6,415	3.0	7,310	2.5	10,934	2.9
Others and government grant	33,423	15.8	25,995	8.4	20,158	5.2
Total clinical trial related costs	135,652	63.9	199,728	66.1	255,935	66.2
Personnel compensation and related costs	69,079	32.6	93,030	30.8	119,306	30.8
Other research and development costs	7,378	3.5	9,243	3.1	11,652	3.0
Total	212,109	100.0	302,001	100.0	386,893	100.0

The following table summarizes our research and development expenses by location for the years indicated.

	Year Ended December 31,
	2024		2023		2022
	$’000%		$’000%		$’000%
PRC	177,564	83.7	195,070	64.6	215,963	55.8
U.S. and others	34,545	16.3	106,931	35.4	170,930	44.2
Total	212,109	100.0	302,001	100.0	386,893	100.0

We cannot determine with certainty the duration and completion costs of the current or future pre-clinical or clinical studies of our drug candidates or if, when, or to what extent we will generate revenue from the commercialization and sale of any of our drug candidates that obtain regulatory approval. We may not succeed in achieving regulatory approval for any of our drug candidates currently under development. The duration, costs, and timing of clinical studies and development of our drug candidates will depend on a variety of factors, including:

●	the scope, rate of progress and expense of our ongoing as well as any additional clinical studies and other research and development activities;
●	future clinical study results;
●	uncertainties in clinical study enrollment rate;
●	significant and changing government regulations; and
●	the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a drug candidate could mean a significant change in the costs and timing associated with the development of that drug candidate.

For more information on the risks associated with the development of our drug candidates, see Item 3.D. “Risk Factors—Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates—All of our drug candidates are still in development. If we are unable to obtain regulatory approval and ultimately commercialize our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.”

Selling Expenses

The following table sets forth the components of our selling expenses for the years indicated.

	Year Ended December 31,
	2024		2023		2022
	$’000%		$’000%		$’000%
Selling Expenses
Oncology/Immunology	44,287	91.1	45,505	85.2	33,862	77.1
Other Ventures	4,330	8.9	7,887	14.8	10,071	22.9
Total	48,617	100.0	53,392	100.0	43,933	100.0

Our selling expenses primarily comprise selling expenses incurred by our Oncology/Immunology operations by HUTCHMED Limited for sales and marketing expenses and related personnel expenses for our unpartnered drug Sulanda. It also includes sales and marketing expenses and related personnel expenses incurred by our Other Ventures in their distribution and marketing of pharmaceutical and healthcare products.

Administrative Expenses

The following table sets forth the components of our administrative expenses for the years indicated.

Administrative expenses are also incurred by our corporate head office, which are not allocated to either Oncology/Immunology or Other Ventures.

	Year Ended December 31,
	2024		2023		2022
	$’000%		$’000%		$’000%
Administrative Expenses
Oncology/Immunology	36,910	57.4	47,966	60.1	58,395	63.3
Other Ventures	4,996	7.8	5,435	6.8	3,482	3.8
Corporate Head Office	22,390	34.8	26,383	33.1	30,296	32.9
Total	64,296	100.0	79,784	100.0	92,173	100.0

Oncology/Immunology’s administrative expenses are primarily comprised of the salaries and benefits of administrative staff, office leases and other overhead expenses incurred by HUTCHMED Limited.

Our Other Ventures’ administrative expenses are primarily comprised of the salaries and benefits of administrative staff, office leases and other overhead expenses incurred by our Distribution Business.

Our corporate head office administrative expenses are primarily comprised of the salaries and benefits of our corporate head office employees and directors, office leases and other overhead expenses.

Equity in Earnings of Equity Investees

We have historically derived a significant portion of our net income from our equity in earnings of equity investees, which was primarily attributable to our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals. Our equity in earnings of equity investees, net of tax, contributed by Shanghai Hutchison Pharmaceuticals was $49.7 million, $47.3 million and $46.5 million for the years ended December 31, 2022, 2023 and 2024 respectively.

On December 31, 2024, we entered into two share purchase agreements to divest our 45% equity interest in Shanghai Hutchison Pharmaceuticals for approximately $608 million in cash, to GP Health for a 35% equity interest in Shanghai Hutchison Pharmaceuticals (“GP Health Sale Shares”) and Shanghai Pharmaceuticals for a 10% equity interest in Shanghai Hutchison Pharmaceuticals. Subsequently, pursuant to the share purchase agreement, GP Health designated and we entered into share purchase agreements with GP Zhicheng Private Equity and Shanghai Zhibaihe Enterprise Management to purchase 25.1247% and 9.8753% equity interest in Shanghai Hutchison Pharmaceuticals, respectively, together representing all of the GP Health Sale Shares. We expect to convene an Extraordinary General Meeting for our shareholders to approve the transactions on March 31, 2025. The transactions are conditional upon the satisfaction (or, where applicable, waiver) of certain conditions including the simultaneous closing of each share purchase agreement, approval by our shareholders and regulatory approvals.

The following table shows the revenue of Shanghai Hutchison Pharmaceuticals for the periods indicated. The consolidated financial statements of Shanghai Hutchison Pharmaceuticals are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2024		2023		2022
	$’000%		$’000%		$’000%
Revenue
Other Ventures:
Shanghai Hutchison Pharmaceuticals	393,525	100.0	385,483	100.0	370,600	100.0

The following table shows the amount of equity in earnings of equity investees, net of tax, of our non-consolidated joint ventures for the years indicated.

	Year Ended December 31,
	2024		2023		2022
	$’000%		$’000%		$’000%
Equity in earnings of equity investees, net of tax
Other Ventures:
Shanghai Hutchison Pharmaceuticals	46,469	100.0	47,295	100.0	49,748	100.0
Oncology/Immunology:
Others	—	—	—	—	5	—
Total	46,469	100.0	47,295	100.0	49,753	100.0

Investments in equity investees mainly consisted of our investment in Shanghai Hutchison Pharmaceuticals. The fluctuation in the investments in equity investees was primarily due to recording our equity in earnings of Shanghai Hutchison Pharmaceuticals, net of tax, offset by dividends declared.

The following table shows our investment in our equity investee as of the dates indicated.

	As of December 31,
	2024	2023

	$’000
Shanghai Hutchison Pharmaceuticals	77,765	48,411

The following table shows the financial position of Shanghai Hutchison Pharmaceuticals as of the dates indicated.

	As of December 31,
	2024	2023

	$’000
Current assets	213,707	201,025
Non-current assets	67,561	73,939
Current liabilities	(126,154)	(179,649)
Non-current liabilities	(3,859)	(3,687)
Net assets	151,255	91,628

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

	Year Ended December 31,
	2024		2023		2022
	$’000%		$’000%		$’000%
Revenue	630,201	100.0	837,999	100.0	426,409	100.0
Cost of revenue	(348,884)	(55.4)	(384,447)	(45.9)	(311,103)	(73.1)
Research and development expenses	(212,109)	(33.7)	(302,001)	(36.0)	(386,893)	(90.7)
Selling expenses	(48,617)	(7.7)	(53,392)	(6.4)	(43,933)	(10.3)
Administrative expenses	(64,296)	(10.2)	(79,784)	(9.5)	(92,173)	(21.6)
Other income/(expense)	42,598	6.8	39,933	4.8	(2,729)	(0.6)
Income tax (expense)/benefit	(7,192)	(1.1)	(4,509)	(0.5)	283	0.1
Equity in earnings of equity investees, net of tax	46,469	7.4	47,295	5.6	49,753	11.7
Net income/(loss)	38,170	6.1	101,094	12.1	(360,386)	(84.5)
Net income /(loss) attributable to our company	37,729	6.0	100,780	12.0	(360,835)	(84.6)

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

People’s Republic of China

Our subsidiaries and a joint venture incorporated in the PRC are governed by the EIT Law and regulations. Under the EIT Law, the standard EIT rate is 25% on taxable profits as reduced by available tax losses. Tax losses may be carried forward to offset any taxable profits for the following five years (extended to ten years for those with HNTE status, with effective from January 1, 2018). HUTCHMED Limited and our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, have been successful in their respective applications to renew their HNTE status for three years from January 1, 2023 to December 31, 2025. Accordingly, these entities are eligible to a preferential EIT rate of 15% for the years ended/ending December 31, 2023, 2024 and 2025. HUTCHMED (Suzhou) Limited, a wholly owned subsidiary of HUTCHMED Limited, successfully renewed its HNTE status for another three years from January 1, 2024 to December 31, 2026. Accordingly, it is eligible for a preferential EIT rate of 15% for the years ended December 31, 2024, 2025 and 2026.

For more information, see Item 10.E. “Taxation—Taxation in the PRC.” Please also see Item. 3 “Key Information—Risk Factors—Other Risks and Risks Relating to Doing Business in China—Our business benefits from certain PRC government tax incentives. Any changes to the tax incentives, or our PRC subsidiaries/joint ventures failing to continuously meet the criteria for these incentives, could have a material adverse effect on our operating results by significantly increasing our tax expenses.”

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

Period-to-Period Comparison of Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Our revenue was $630.2 million for the year ended December 31, 2024, with the largest component being Oncology/Immunology revenue of $363.4 million, which includes Takeda collaboration revenue of $67.0 million (including $48.1 million upfront & regulatory milestones). This compares to $838.0 million for the year ended December 31, 2023, with the largest component being Oncology/Immunology revenue of $528.6 million, which includes Takeda collaboration revenue of $345.9 million (including $312.0 million upfront & regulatory milestones).

Revenue from oncology products within Oncology/Immunology increased by 65.4% to $271.5 million for the year ended December 31, 2024 compared to $164.2 million for the year ended December 31, 2023, primarily due to:

●	An increase in sales of Fruzaqla to $110.8 million for the year ended December 31, 2024 (of which $39.4 million was royalty revenue attributable from in-market sales of $290.6 million, $51.4 million was invoiced sales of goods to Takeda and $20.0 million was a commercial milestone) from $7.2 million for the year ended December 31, 2023 (of which $2.1 million was royalty revenue attributable from in-market sales of $15.1 million, $5.1 million was invoiced sales of goods to Takeda);
●	An increase in sales of Elunate (primarily to Eli Lilly) to $86.3 million for the year ended December 31, 2024 (of which $52.5 million was promotion and marketing services, $15.8 million was sales of goods, $18.0 million was royalty revenue attributable from in-market sales of $115.0 million) from $83.2 million for the year ended December 31, 2023 (of which $48.6 million was promotion and marketing services, $18.0 million was sales of goods and $16.6 million was royalty revenue attributable from in-market sales of $107.5 million);
●	An increase in sales of Sulanda to $49.0 million for the year ended December 31, 2024 from $43.9 million for the year ended December 31, 2023, offset by:

●	A decrease in sales of Orpathys (primarily to AstraZeneca) to $24.5 million for the year ended December 31, 2024 (of which $13.6 million was royalty revenue attributable from in-market sales of $45.5 million and $10.9 million was sales of goods) from $28.9 million for the year ended December 31, 2023 (of which $13.8 million was royalty revenue attributable from in-market sales of $46.1 million and $15.1 million was sales of goods);

Other revenue in Oncology/Immunology decreased to $91.8 million for the year ended December 31, 2024 from $364.4 million for the year ended December 31, 2023 primarily due to:

●	A decrease in Takeda collaboration revenue to $67.0 million for the year ended December 31, 2024 (which primarily includes $30.9 million was the revenue recognized from the $400 million upfront payment, $18.9 million was related to research and development services, $14.2 million was recognized from the Europe and Japan regulatory milestones) from $345.9 million for the year ended December 31, 2023 (which primarily includes $280.0 million was revenue recognized from the upfront payment, $33.9 million related to research and development services);
●	$6.0 million milestone revenue recognized from AstraZeneca for the year ended December 31, 2024 following NDA acceptance in China for Orpathys combined with Tagrisso.

Revenue from our Other Ventures decreased to $266.8 million for the year ended December 31, 2024 from $309.4 million for the year ended December 31, 2023, primarily due lower COVID-related prescription drug product sales and the disposal of Hutchison Hain Organic and HUTCHMED Science Nutrition in December 2023.

Cost of Revenue

Our cost of revenue decreased by 9.3% to $348.9 million for the year ended December 31, 2024 from $384.4 million for the year ended December 31, 2023. This decrease was primarily due to lower sales from our Other Ventures operations.

Cost of revenue from our Other Ventures decreased by 12.5% to $256.1 million for the year ended December 31, 2024 from $292.7 million for the year ended December 31, 2023, which was primarily due to a decrease in sales of prescription drugs products.

Cost of revenue from Oncology/Immunology increased by 1.2% to $92.8 million for the year ended December 31, 2024 from $91.7 million for the year ended December 31, 2023, primarily due to an increase in sales of Fruzaqla and Elunate (including the provision of promotion and marketing services to Eli Lilly). Cost of revenue as a percentage of oncology product revenue improved (to 34.2% in the year ended December 31, 2024 from 55.9% in the year ended December 31, 2023) due to favorable product mix and economies of scale.

Cost of revenue as a percentage of our revenue increased to 55.4% from 45.9% across these periods, primarily due to lower revenue from upfront and milestones which do not have associated costs.

Research and Development Expenses

Our research and development expenses incurred by Oncology/Immunology decreased by 29.8% to $212.1 million for the year ended December 31, 2024 from $302.0 million for the year ended December 31, 2023, which was primarily due to a $65.9 million decrease in CRO and other clinical trial related costs and a $24.0 million decrease in personnel compensation and related costs. These decreased costs were primarily due to the strategic prioritization of our pipelines and further reorganization of our U.S. Oncology/Immunology operations in 2024. Research and development expenses as a percentage of our revenue decreased to 33.7% from 36.0% across these periods, primarily due to the aforementioned decrease in spending.

Selling Expenses

Our selling expenses decreased by 8.9% to $48.6 million for the year ended December 31, 2024 from $53.4 million for the year ended December 31, 2023. This was primarily due to a $3.6 million decrease in selling expenses incurred by our Other Ventures due to lower sales. Selling expenses as a percentage of our revenue increased to 7.7% from 6.4% across these periods, primarily due to lower revenue from upfront and milestones which do not have associated expenses.

Administrative Expenses

Our administrative expenses decreased by 19.4% to $64.3 million for the year ended December 31, 2024 from $79.8 million for the year ended December 31, 2023. This was primarily due to a $11.1 million decrease in administrative expenses incurred by Oncology/Immunology, primarily contributed by further reorganization of our U.S. Oncology/Immunology operations in 2024. Administrative expenses as a percentage of our revenue increased to 10.2% from 9.5% across these periods, primarily due to lower revenue from upfront and milestones.

Other Income/(Expense)

Our net other income increased by 6.7% to $42.6 million for the year ended December 31, 2024 from $39.9 million for the year ended December 31, 2023, primarily due to increase in interest income.

Income Tax (Expense)/Benefit

Our income tax expense increased by 59.5% to $7.2 million for the year ended December 31, 2024 from $4.5 million for the year ended December 31, 2023, primarily due to an increase in provision of valuation allowance for deferred tax assets on tax losses resulting from further reorganization of our U.S. Oncology/Immunology operations.

Equity in Earnings of Equity Investees

Our equity in earnings of equity investees, net of tax, slightly decreased by 1.7% to $46.5 million for the year ended December 31, 2024 from $47.3 million for the year ended December 31, 2023, primarily due to negative exchange impact of RMB against U.S. dollar in Shanghai Hutchison Pharmaceuticals for the year ended December 31, 2024.

Shanghai Hutchison Pharmaceuticals

The following table shows a summary of the results of operations of Shanghai Hutchison Pharmaceuticals for the years indicated. The consolidated financial statements of Shanghai Hutchison Pharmaceuticals are prepared in accordance with IFRS as issued by the IASB and are presented separately elsewhere in this annual report.

	Year Ended December 31,
	2024		2023
	($’000)%		($’000)%
Revenue	393,525	100.0	385,483	100.0
Cost of sales	(107,001)	(27.2)	(101,122)	(26.2)
Selling expenses	(152,004)	(38.6)	(150,717)	(39.1)
Administrative expenses	(16,923)	(4.3)	(16,821)	(4.4)
Research and development expenses	(13,782)	(3.5)	(9,286)	(2.4)
Other net operating income	5,155	1.3	5,027	1.3
Taxation charge	(15,995)	(4.1)	(17,022)	(4.4)
Profit for the year	92,929	23.6	95,463	24.8
Equity in earnings of equity investee attributable to our company(1)	46,469	11.8	47,295	12.3
(1)	Equity in earnings of equity investee attributable to our company is presented under US GAAP. The amounts for the years ended December 31, 2023 and 2024 include elimination of unrealized profits on transactions with the Group of $131,000 and $384,000, GAAP difference of $306,000 and $43,000 and deemed distribution of nill and $345,000 respectively.

Shanghai Hutchison Pharmaceuticals’ revenue increased by 2.1% to $393.5 million for the year ended December 31, 2024 from $385.5 million for the year ended December 31, 2023, primarily due to an increase in sales of She Xiang Bao Xin pills, a vasodilator used in the treatment of heart conditions. Sales of She Xiang Bao Xin pills increased by 3.9% to $362.3 million for the year ended December 31, 2024 from $348.6 million for the year ended December 31, 2023.

Cost of sales increased by 5.8% to $107.0 million for the year ended December 31, 2024 from $101.1 million for the year December 31, 2023, primarily due to higher sales of She Xiang Bao Xin pills. Shanghai Hutchison Pharmaceuticals’ revenue increased at a lower rate than the cost of sales mainly due to the impact of gradual price adjustment from volume-based procurement.

Selling expenses increased by 0.9% to $152.0 million for the year ended December 31, 2024 from $150.7 million for the year ended December 31, 2023, as a result of increased spending on marketing activities to support the increase in sales.

Administrative expenses increased by 0.6% to $16.9 million for the year ended December 31, 2024 from $16.8 million for the year ended December 31, 2023, as a result of increase in staff costs to support commercial activities.

Research and development expenses increased by 48.4% to $13.8 million for the year ended December 31, 2024 from $9.3 million for the year ended December 31, 2023, primarily due to increase in costs for product development.

Other net operating income increased by 2.5% to $5.2 million for the year ended December 31, 2024 from $5.0 million for the year ended December 31, 2023, primarily due to an increase in government grants.

Taxation charge decreased by 6% to $16.0 million for the year ended December 31, 2024 from $17.0 million for the year ended December 31, 2023, primarily due to a decrease in taxable profit.

As a result of the foregoing, profit decreased by 2.7% to $92.9 million for the year ended December 31, 2024 from $95.5 million for the year ended December 31, 2023. Our equity in earnings of equity investees contributed by this joint venture was $46.5 million and $47.3 million for the years ended December 31, 2024 and 2023, respectively.

For more information on the financial results of our non-consolidated joint ventures, see “—Key Components of Results of Operations— Equity in Earnings of Equity Investees.”

Net Income

As a result of the foregoing, our net income decreased from $101.1 million for the year ended December 31, 2023 to $38.2 million for the year ended December 31, 2024. Net income attributable to our company decreased from $100.8 million for the year ended December 31, 2023 to $37.7 million for the year ended December 31, 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a discussion of our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, see Item 5.A. “Operating Results” of our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 28, 2024.

B.    Liquidity and Capital Resources

To date, we have taken a multi-source approach to fund our operations, including through cash flows generated and dividend payments from our Oncology/Immunology and Other Ventures operations, service and milestone and upfront payments from our collaboration partners, bank borrowings, investments from third parties, proceeds from our listings on various stock exchanges and follow-on offerings.

Due to the commercialization of our products in China and the out-licensing of Fruzaqla to Takeda, we had net income attributable to the Company of $37.7 million and $100.8 million for the years ended December 31, 2024 and 2023 respectively, while for the year ended December 31, 2022, the net loss attributable to the Company was $360.8 million. Our Oncology/Immunology operations have historically not generated significant profits or have operated at a net loss, and we anticipate substantial research and development expenditures for the foreseeable future as creating potential global first-in-class or best-in-class drug candidates requires a significant investment of resources over a prolonged period of time. As a result, we may need additional financing for our Oncology/Immunology operations in future periods. See Item 3.D. “Risk Factors—Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates—Our Oncology/Immunology operations historically operated at a net loss, and our future profitability is dependent on the performance of our Oncology/Immunology operations which rely on the successful commercialization of our drug candidates.”

As of December 31, 2024, we had cash and cash equivalents of $154.0 million and short-term investments of $682.1 million and unutilized bank facilities of $60.5 million. Substantially all of our bank deposits are at major financial institutions, which we believe are of high credit quality. As of December 31, 2024, we had $82.8 million in bank loans, of which $60.6 million was related to a fixed asset loan and $22.2 million was related to a working capital loan. The total weighted average cost of bank borrowings for the year ended December 31, 2024 was 3.02% per annum. For additional information, see “—Loan Facilities.”

Certain of our subsidiaries, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. In addition, our joint venture is required to allocate certain of its after-tax profits as determined in accordance with related regulations and its respective articles of association to the reserve funds upon its board approval. Profit appropriated to the reserve funds for our subsidiaries and joint venture incorporated in the PRC was approximately $318,000, $168,000 and $32,000 for the years ended December 31, 2022, 2023 and 2024, respectively.

We have been exploring opportunities to monetize the underlying value of Shanghai Hutchison Pharmaceuticals, a non-core, non-consolidated joint venture. As a results, we entered into sale and purchase agreements to sell 45% equity interest in Shanghai Hutchison Pharmaceuticals out of our current 50% equity interest for cash consideration of RMB4.5 billion ($608.4 million). The closing of the transactions are subject to certain closing conditions. These transactions would allow us to focus on its core business of discovering, developing and commercializing novel therapies for the treatment of cancers and immunological diseases.

We believe that our current levels of cash and cash equivalents, short-term investments, along with cash flows from operations, dividend payments and unutilized bank borrowings, will be sufficient to meet our anticipated cash needs for at least the next 12 months. We believe that we can meet our need for cash through revenue generated from our marketed products and proceeds from the divestment of Shanghai Hutchison Pharmaceuticals to fund our next wave of innovations and enlarge our production capacity to support the development of our ATTC program. However, we may require additional financing in order to fund all of the clinical development efforts that we plan to undertake to accelerate the development of our clinical-stage drug candidates. For more information, see Item 3.D. “Risk Factors—Risks Relating to Our Financial Position and Need for Capital.”

	Year Ended December 31,
	2024	2023	2022

	($’000)
Cash Flow Data:
Net cash generated from/(used in) operating activities	497	219,258	(268,599)
Net cash (used in)/generated from investing activities	(96,060)	(291,136)	296,588
Net cash (used in)/generated from financing activities	(30,667)	48,660	(82,763)
Net decrease in cash and cash equivalents	(126,230)	(23,218)	(54,774)
Effect of exchange rate changes	(3,401)	(6,471)	(9,490)
Cash and cash equivalents at beginning of the year	283,589	313,278	377,542
Cash and cash equivalents at end of the year	153,958	283,589	313,278

Net Cash generated from/(used in) Operating Activities

Net cash generated from operating activities was $219.3 million for the year ended December 31, 2023, compared to $0.5 million for the year ended December 31, 2024. The net change of $218.8 million was attributable to a decrease of $63.1 million in net income attributable to HUTCHMED from $100.8 million for the year ended December 31, 2023 to $37.7 million for the year ended December 31, 2024. The net change was also attributable to changes in working capital of $133.3 million where there was an increase in cash from the working capital of $71.1 million for the year ended December 31, 2023 (primarily due to an increase of $119.8 million in deferred revenue mainly from the receipt of the Takeda upfront payment), as compared to a decrease in cash from the working capital of $62.2 million for the year ended December 31, 2024 (primarily due to an increase in accounts receivable of $38.5 million including regulatory approval milestone payments, royalties and sales of goods from Takeda and a decrease in deferred revenue of $26.0 million including the $30.8 million revenue recognized from the Takeda upfront payment received during the year ended December 31, 2023).

For a discussion of our net cash generated from/(used in) operating activities for the years ended December 31, 2023 and 2022, see Item 5.B. “Liquidity and Capital Resources” of our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 28, 2024.

Net Cash (used in)/generated from Investing Activities

Net cash used in investing activities was $291.1 million for the year ended December 31, 2023, compared to $96.1 million for the year ended December 31, 2024. The net change of $195.0 million was primarily attributable to the movement in short-term investments of $205.6 million which had net deposits into short-term investments of $285.0 million for the year ended December 31, 2023, as compared to $79.4 million for the year ended December 31, 2024 with the change due to the $400 million Takeda upfront payment received during the year ended December 31, 2023. The net change was also attributable to a $14.7 million decrease in purchases of property, plant and equipment from $32.6 million for the year ended December 31, 2023 to $17.9 million for the year ended December 31, 2024 primarily due to lower capital expenditures for the Shanghai manufacturing site. The net change was partially offset by a decrease in dividends received from divestment of a former equity investee from $29.5 million for the year ended December 31, 2023 to nil for the year ended December 31, 2024.

For a discussion of our net cash (used in)/generated from investing activities for the years ended December 31, 2023 and 2022, see Item 5.B. “Liquidity and Capital Resources” of our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 28, 2024 and for the year ended December 31, 2023, filed with the SEC on February 28, 2023.

Net Cash (used in)/generated from Financing Activities

Net cash generated from financing activities was $48.7 million for the year ended December 31, 2023, compared to net cash used in financing activities of $30.7 million for the year ended December 31, 2024. The net change of $79.4 million was attributable to a decrease of $56.1 million in net amounts drawn from bank borrowings to settle the capital expenditures for the Shanghai manufacturing site and working capital needs of prescription drug distribution business, from $61.7 million for the year ended December 31, 2023 to $5.6 million for the year ended December 31, 2024. The net change was also attributable to a $27.0 million increase in purchases of shares of the Company by a trustee (which are referred to as “treasury shares” in the Company’s financial statements and accounted as treasury shares under applicable accounting standards but do not constitute treasury shares under the Rules Governing the Listing of Securities on HKEX (the “Hong Kong Listing Rules”)) for the settlement of equity awards of the Company which totaled $9.1 million for the year ended December 31, 2023, as compared to $36.1 million for the year ended December 31, 2024. The net change was partially offset by an $8.1 million decrease in dividends paid to non-controlling shareholders of subsidiaries from $9.1 million for the year ended December 31, 2023 to $1.0 million for the year ended December 31, 2024.

For a discussion of our net cash generated from/(used in) financing activities for the years ended December 31, 2023 and 2022, see Item 5.B. “Liquidity and Capital Resources” of our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 28, 2024 and for the year ended December 31, 2023, filed with the SEC on February 28, 2023.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024. For more information on bank borrowings and interest on bank borrowings, please see “—Loan Facilities.” Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories, warehouse, offices and other assets under non-cancellable lease agreements. For more information on purchase obligations and lease obligations, please see “—Capital Expenditures.”

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1‑2 Years	2‑5 Years	5 Years

	($’000)
Bank borrowings	82,806	23,372	2,812	23,696	32,926
Interest on bank borrowings	9,506	2,268	1,647	4,194	1,397
Purchase obligations	3,058	3,058	—	—	—
Lease obligations	7,361	3,170	2,711	1,480	—
Total	102,731	31,868	7,170	29,370	34,323

Shanghai Hutchison Pharmaceuticals

The following table sets forth the contractual obligations of our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals as of December 31, 2024. Shanghai Hutchison Pharmaceuticals’ purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. Shanghai Hutchison Pharmaceuticals’ lease obligations primarily comprise future aggregate minimum lease payments in respect of various offices under non-cancellable lease agreements.

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1‑2 Years	2‑5 Years	5 Years

	($’000)
Purchase obligations	741	741	—	—	—
Lease obligations	791	719	46	26	—
Total	1,532	1,460	46	26	—

Loan Facilities

In October 2021, HUTCHMED Limited entered into a 10-year fixed asset loan facility agreement with Bank of China Limited for the provision of a secured credit facility in the amount of RMB754.9 million ($102.5 million) with an annual interest rate at the 5-year China Loan Prime Rate less 0.80% (which was supplemented in June 2022). This credit facility is guaranteed by HUTCHMED Limited’s immediate holding company, HUTCHMED Investment (HK) Limited, and secured by the underlying leasehold land and buildings of HUTCHMED Limited, and includes certain financial covenant requirements. As of December 31, 2024, RMB446.2 million ($60.6 million) was utilized from the fixed asset loan facility.

In October 2024, our Distribution Business renewed a short-term unsecured working capital loan facility with Bank of China Limited in the amount of RMB300.0 million ($40.8 million) with an annual interest rate at the 1-year China Loan Prime Rate less 0.82%. This credit facility includes certain financial covenant requirements. As of December 31, 2024, RMB163.1 million ($22.2 million) was utilized from the loan facility.

Our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals had no bank borrowings outstanding as of December 31, 2024.

Gearing Ratio

The gearing ratio of our group, which was calculated by dividing total interest-bearing loans by total equity, was 10.7% as of December 31, 2024 and December 31, 2023.

Capital Expenditures

We had capital expenditures of $36.7 million, $32.6 million and $17.9 million for the years ended December 31, 2022, 2023 and 2024, respectively. Our capital expenditures during these periods were primarily used for the purchases of plant and equipment for a new large-scale manufacturing facility for innovative drugs in Shanghai, China. Our capital expenditures have been primarily funded by cash flows from operations, bank borrowings and proceeds from our initial public and follow-on offerings in Hong Kong and the United States and other equity offerings, as well as from upfront and milestone payments from partners, and dividends from joint ventures.

As of December 31, 2024, we had commitments for capital expenditures of approximately $3.1 million, primarily for the renovation of our new manufacturing facility in Shanghai, which is in the final stages of completion. We expect to fund these capital expenditures through cash flows from operations, bank borrowings and existing cash resources.

Our non-consolidated joint venture Shanghai Hutchison Pharmaceuticals had capital expenditures of $2.3 million, $6.5 million and $4.5 million for the years ended December 31, 2022, 2023 and 2024, respectively. These capital expenditures were primarily related to the renovation of new office and improvements to its production facilities in Shanghai. These capital expenditures were primarily funded through cash flows from operations of Shanghai Hutchison Pharmaceuticals.

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

E.Critical Accounting Estimates.

For information on our critical accounting estimates, please see “Operating Results—Critical Accounting Policies and Significant Judgments and Estimates” section of this annual report above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management.

Business Experience and Qualifications of our Directors and Senior Management

Below is a list of the names and ages of our directors and officers as of March 19, 2025, and a brief account of the business experience of each of them. The business address for our directors and officers is c/o HUTCHMED (China) Limited, Level 18, The Metropolis Tower, 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong.

Name	Age	Position
Dan ELDAR	71	Non-executive Director and Chairman
Weiguo SU	67	Executive Director, Chief Executive Officer and Chief Scientific Officer
CHENG Chig Fung, Johnny	58	Executive Director and Chief Financial Officer
Edith SHIH	73	Non-executive Director and Company Secretary
Ling YANG	45	Non-executive Director
Paul Rutherford CARTER	64	Senior Independent Non-executive Director
Renu BHATIA	66	Independent Non-executive Director
Chaohong HU	59	Independent Non-executive Director
Graeme Allan JACK	74	Independent Non-executive Director
MOK Shu Kam, Tony	64	Independent Non-executive Director
WONG Tak Wai	68	Independent Non-executive Director
Michael Ming SHI	59	Executive Vice President, Head of R&D and Chief Medical Officer
Zhenping WU	65	Executive Vice President, Pharmaceutical Sciences and Manufacturing
May Qingmei WANG	61	Executive Vice President, Business Development & Strategic Alliances
Mark Kin Hung LEE	47	Senior Vice President, Corporate Management and Communications
Charles George Rupert NIXON	55	Group General Counsel

Dan Eldar has been a non-executive director of our company since 2016. He is also the Chairman of our Company, a member of our nomination committee and technical committee. He has more than 30 years of experience as a senior executive, leading global operations in biotechnology, healthcare, telecommunications, and water. He is an executive director of Hutchison Water Israel E.P.C Ltd, an associate of CK Hutchison Group, which focuses on large scale desalination and hydro-electric projects. Dr. Eldar is a director of certain companies controlled by certain substantial shareholders (within the meaning of the Securities and Futures Ordinance (“SFO”)). Dr. Eldar received a doctor of philosophy degree in government from Harvard University, master of arts degree in government from Harvard University, master of arts degree in political science and public administration from the Hebrew University of Jerusalem and a bachelor of arts degree in political science from the Hebrew University of Jerusalem.

Weiguo Su has been an executive director since 2017 and chief executive officer of our Company since 2022. He is also our chief scientific officer since 2012. He is a member of our technical committee. Dr. Su has headed all drug discovery and research since he joined our company, including master-minding our scientific strategy, being a key leader of our Oncology/Immunology operations, and responsible for the discovery of each and every small molecule drug candidate in our pipeline. Prior to joining our company in 2005, Dr. Su worked with the U.S. research and development department of Pfizer, Inc. In 2017, Dr. Su was granted the prestigious award by the China Pharmaceutical Innovation and Research Development Association (PhIRDA) as one of the Most Influential Drug R&D Leaders in China. Dr. Su received a bachelor of science degree in chemistry from Fudan University in Shanghai and completed a PhD and post-doctoral fellowship in chemistry at Harvard University under the guidance of Nobel Laureate Professor E. J. Corey.

Cheng Chig Fung, Johnny has been an executive director since 2011 and our chief financial officer since 2008. He is a member of our sustainability committee. Prior to joining our company, Mr. Cheng was vice president, finance of Bristol Myers Squibb in China and was a director of Sino-American Shanghai Squibb Pharmaceuticals Ltd. and Bristol-Myers Squibb (China) Investment Co. Ltd. in Shanghai between late 2006 and 2008. Mr. Cheng started his career as an auditor with Price Waterhouse (currently PricewaterhouseCoopers) in Australia and then KPMG in Beijing before spending eight years with Nestlé China where he was in charge of a number of finance and control functions in various operations. Mr. Cheng received a bachelor of economics, accounting major from the University of Adelaide and is an associate of Chartered Accountants Australia and New Zealand (“CAANZ”).

Edith Shih has been a non-executive director since 2006, the company secretary of our company and the company secretary of group companies since 2000. She is also chairman of our sustainability committee and a member of our remuneration committee. She has over 40 years of experience in legal, regulatory, corporate finance, compliance and corporate governance fields. She is also executive director and company secretary of CK Hutchison. She has been with the Cheung Kong (Holdings) Limited (“CKH”) group since 1989 and with Hutchison Whampoa Limited (“HWL”) since 1991. Both CKH and HWL were formerly listed on SEHK and became wholly-owned subsidiaries of CK Hutchison in 2015. She has acted in various capacities within the HWL group, including head group general counsel and company secretary of HWL as well as director and company secretary of HWL subsidiaries and associated companies. Ms. Shih is in addition a non-executive director of Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust and a commissioner of PT Duta Intidaya Tbk. In addition, Ms. Shih is a director of certain substantial shareholders (within the meaning of the SFO) of our company and certain companies controlled by certain substantial shareholders of our company. The aforementioned companies are either subsidiaries or associated companies of CK Hutchison of which Ms. Shih has oversight as a director of CK Hutchison. She is a past international president and current member of the Council of The Chartered Governance Institute (“CGI”) as well as a past president and current honorary advisor of The Hong Kong Chartered Governance Institute (“HKCGI”). Further, she is also chairman of the process review panel for the Accounting and Financial Reporting Council, vice-chairman of the Council of The Hong Kong University of Science and Technology, and a member of the Executive Committee and Council of The Hong Kong Management Association. She was also a member of the Securities and Futures Appeal Tribunal. Ms. Shih is a solicitor qualified in England and Wales, Hong Kong and Victoria, Australia and a fellow of both the CGI and HKCGI, holding chartered secretary and chartered governance professional dual designations. She holds a bachelor of science degree and a master of arts degree from the University of the Philippines as well as a master of arts degree and a master of education degree from Columbia University, New York.

Ling Yang has been a non-executive director of our company since 2023. She has been the managing director of Carlyle since 2017 and its head of China since 2024, in charge of advising in healthcare investment and portfolio activities of Carlyle in China. She is also chairwoman and non-executive director of ADICON Holdings Limited. Prior to Carlyle Group, Ms. Yang worked in private equity at KKR Asia Limited and in investment banking at Goldman Sachs in the U.S. She was formerly a director of Shenzhen Salubris Pharmaceuticals Co., Ltd. Ms. Yang graduated summa cum laude and is a member of Phi Beta Kappa with a bachelor’s degree in economics and computer science from Smith College and she received her master of business administration degree from Harvard Business School.

Paul Rutherford Carter has been a senior independent non-executive director of our company since 2017. He is also chairman of our remuneration committee and a member of our audit committee and technical committee. He has more than 26 years of experience in the pharmaceutical industry. From 2006 to 2016, Mr. Carter served in various senior executive roles at Gilead Sciences, Inc. (“Gilead”), a research-based biopharmaceutical company, with the last position as executive vice president, commercial operations. In this role, Mr. Carter headed the worldwide commercial organization responsible for the launch and commercialization of all of the products of Gilead. He also worked as a senior executive at GlaxoSmithKline Plc (currently GSK Plc.). He is currently a director of Immatics N.V., and the chairman of Kyowa Kirin International Plc and Memo Therapeuticals AG. Additionally, he is a retained advisor to several firms active in the life sciences sector. He was formerly a director of Alder Biopharmaceuticals, Inc, Mallinckrodt plc and VectivBio Holding AG. Mr. Carter received a degree in business studies from the Ealing School of Business and Management (now merged into University of West London) and is a fellow of the Chartered Institute of Management Accountants in the United Kingdom.

Renu Bhatia has been an independent non-executive director of our company since May 2024. She is also a member of the audit committee and technical committee of our company. She is the chairman and co-founder of Opharmic Technology (HK) Ltd, a company focusing on the development of ultrasound technology for non-invasive drug delivery to the eyes. She is also co-founder of Asia Fintech Angels which invested in early stage fintech companies. In addition, Dr. Bhatia is an independent non-executive director of Overstone Associates Limited, a UK based data science provider to financial institutions focused on the art industry. Dr. Bhatia is the chairman of the Listing Committee of The Stock Exchange of Hong Kong Limited. She also holds positions in public service including membership of the Business Professional Federation Healthcare Committee and acting as an assessor for the Hong Kong Enterprise Support Scheme Assessment Panel of the Innovation and Technology Fund. She was a member of the Board of Review (Inland Revenue Ordinance) and the Cyberport Entrepreneurship Centre Advisory Group. Dr. Bhatia started her career in finance at Goldman Sachs and HSBC Asset Management. Dr. Bhatia is a doctor of medicine from the University of London and holds a master of business administration degree from Yale University, and a postgraduate diploma in therapeutics and medicine from The University of Hong Kong.

Chaohong Hu has been an independent non-executive director of our company since November 2024. She is also a member of the nomination committee and technical committee of our company. Dr. Hu has over 20 years of experience in the development of therapeutic antibodies, ADCs, and vaccines. Throughout her career, she has demonstrated strong leadership and innovative capabilities, leading various research and development initiatives. Dr. Hu’s expertise spans from early-stage discovery to clinical development and commercialization. She also has a proven track record of successful business development and strategic partnerships, including out-licensing and collaboration. She is currently chief operating officer of D Biotherapeutics, LLC and an owner and principal consultant of Lakebio Consulting, LLC. She was previously executive director and co-chief executive officer of Lepu Biopharma Co., Ltd. from 2020 to 2024. She was also chief executive officer and chairman of the board of Shanghai Miracogen Іnc., a company founded by Dr. Hu, focusing on the research and development, clinical study and industrialization of new drugs for targeted cancer therapy – antibody drug conjugates, from 2014 to 2024. She disposed of all her interests in Shanghai Miracogen Іnc. in 2020. Prior to founding Shanghai Miracogen Іnc., Dr. Hu served as a director of the Bioassay Development and Process Analytics department at Seagen Іnc., director of Molecular Biology and Clinical Іmmunology department of GlaxoSmithKline plc (currently GSK plc), and research scientist and director of molecular biology and clinical іmmunology department of ІD Biomedical Corporation. She was also a postdoctoral fellow of the University of Washington. Dr. Hu holds a bachelor of science degree in biochemistry from Wuhan University and a PhD in molecular biology from Іnstitute of Biophysics, Chinese Academy of Sciences.

Graeme Allan Jack has been an independent non-executive director of our company since 2017. He is also chairman of our audit committee and a member of our nomination committee and remuneration committee. He has more than 40 years of experience in finance and audit. He retired as partner of PricewaterhouseCoopers in 2006 after a distinguished career with the firm for over 33 years. He is currently an independent non-executive director of CK Hutchison, a substantial shareholder of our company (within the meaning of the SFO) and The Greenbrier Companies, Inc. He was formerly a director of COSCO SHIPPING Development Co., Ltd. (formerly known as “China Shipping Container Lines Company Limited”, an integrated financial services platform principally engaged in vessel and container leasing) and Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust (a developer and operator of deep water container terminals). Mr. Jack received a bachelor of commerce degree from University of New South Wales, Australia and is a fellow of the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and an associate of CAANZ.

Mok Shu Kam, Tony has been an independent non-executive director of our company since 2017. He is also chairman of our nomination committee and technical committee, and a member of our sustainability committee. Professor Mok has more than 35 years of experience in clinical oncology with his main research interest focusing on biomarker and molecular targeted therapy in lung cancer. He is currently Li Shu Fan Medical Foundation named professor and chairman of department of clinical oncology at The Chinese University of Hong Kong. Professor Mok has contributed to over 300 articles in international peer-reviewed journals, as well as multiple editorials and textbooks. In 2018, Professor Mok was the first Chinese to be bestowed with the European Society for Medical Oncology (“ESMO”) Lifetime Achievement Award, one of the most prestigious international honors and recognitions given to cancer researchers, for his contribution to and leadership in lung cancer research worldwide. In 2023, Professor Mok was awarded The Sixth Fok Ying-Tung Prize – The World Outstanding Chinese Doctor Award, for his contribution in lung cancer research. Professor Mok is a non-executive director of AstraZeneca PLC, a non-executive independent director of Lunit USA Inc. and a member of the scientific advisory board of Prenetics Global Limited (“Prenetics”). He is co-founder of Sanomics Limited (acquired by ACT Genomics Holdings Ltd. in 2021) and Aurora Tele-Oncology Limited. He is also a director of Insighta Holdings Limited. He was formerly a board director of ASCO, a steering committee member of the Chinese Society of Clinical Oncology, past president of the International Association for the Study of Lung Cancer, and the chairman of the board of ACT Genomics Holdings Ltd. until it was acquired by Prenetics in 2022. Professor Mok is also closely affiliated with the oncology community in China and has been awarded an Honorary Professorship at Guangdong Province People’s Hospital, Guest Professorship at Peking Union Medical College Hospital and Visiting Professorship at Shanghai Jiao Tong University and Distinguished Professorship at Fujian Cancer Hospital. He received his bachelor of medical science degree and a doctor of medicine from University of Alberta, Canada. He is also a fellow of the Royal College of Physicians and Surgeons of Canada, Hong Kong College of Physicians, Hong Kong Academy of Medicine, Royal College of Physicians of Edinburgh and ASCO.

Wong Tak Wai has been an Independent Non-executive Director of our company since March 2025. He is also a member of the Audit Committee of our company. Mr. Wong has over 35 years of extensive experience in accounting, auditing and corporate finance. He has acted in a pivotal role in assisting companies with their stock exchange listings and has been instrumental in completing numerous mergers and acquisitions. After a distinguished career spanning more than three decades, Mr. Wong retired as a partner of PricewaterhouseCoopers in 2017. Mr. Wong is currently a non-executive director of Melbourne Enterprises Limited. He was the president and a council member of the HKICPA, chairman of the HKICPA auditing standards committee, and a member of various committees of the International Federation of Accountants. He was also a member of the Sustainable Agricultural Development Fund Advisory Committee. Mr. Wong holds a bachelor of commerce degree from University of Otago, New Zealand and is a fellow of the HKICPA and an associate of the CAANZ.

Michael Ming Shi is our executive vice president, head of R&D and chief medical officer. He oversees the drug discovery and development of our Company from strategy to execution. Prior to joining our company in 2022, Dr. Shi was the global head of R&D and chief medical officer at Transcenta Holding Limited. Before that, he worked at Novartis for over 15 years, where he held various senior leadership positions including global program clinical head in clinical development. Dr. Shi is a member of American Society of Clinical Oncology, European Society of Medical Oncology, American Society of Hematology, American Association for Cancer Research, Sino-American Pharmaceutical Professionals Association and an executive committee member of the U.S.-China Anti-cancer Association (“USCACA”). Dr. Shi also worked as the program director of Genetics Variation at National Institution of Health and was an adjunct assistant professor at the University of Michigan Medical School. Dr. Shi holds a PhD in Molecular Pharmacology and Toxicology from the University of Southern California, and conducted postdoctoral research at the Harvard Medical School. He received his medical education from Peking Union Medical College.

Zhenping Wu joined our company in 2008 and is our executive vice president of pharmaceutical sciences and manufacturing. Dr. Wu has over 30 years of experience in drug discovery and development. His past positions include senior director of pharmaceutical sciences at Phenomix Corporation, a U.S.-based biotechnology company, director of pharmaceutical development at Pfizer Global Research & Development in California (formerly Agouron Pharmaceuticals) and a group leader at Roche at its Palo Alto site. He is a past chairman and president of the board of the Sino-American Biotechnology and Pharmaceutical Association. Dr. Wu received a PhD from the University of Hong Kong and a master in business administration from the University of California at Irvine.

May Qingmei Wang is our executive vice president of business development & strategic alliances. Prior to joining our company in 2010, Dr. Wang spent 16 years with Eli Lilly where she was the head of Eli Lilly’s Asian Biology Research and responsible for establishing and managing research collaborations in China and across Asia. Dr. Wang holds numerous patents, has published more than 50 peer-reviewed articles and has given dozens of seminars and plenary lectures. Dr. Wang received a PhD in biochemistry from Purdue University.

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

Charles George Rupert Nixon has been our group general counsel since 2015 and has worked with our company since 2006. Prior to joining our company, Mr. Nixon was group senior legal counsel for HWL (previously a listed company in Hong Kong and after a restructuring, a subsidiary of CK Hutchison) in both Hong Kong and London and prior to that senior legal counsel for Three UK, the mobile phone operator. Mr. Nixon has been with the CK Hutchison Group since 2001. Mr. Nixon received an LL.B (Hons) from Middlesex University and is a qualified solicitor in England & Wales with over 30 years of experience.

B.    Compensation.

Compensation Summary

Remuneration Committee organization and purpose

The Remuneration Committee comprises three members and is chaired by Mr. Paul Rutherford Carter, senior independent non-executive director, with the non-executive director and company secretary, Ms. Edith Shih, and independent non-executive director, Mr. Graeme Allan Jack, as members. The Remuneration Committee meets towards the end of each year to determine the remuneration package of executive directors and senior management of the group and during the year to consider grants of share options and LTIP awards and other remuneration related matters. Remuneration matters are also considered and approved by way of written resolutions and where warranted, at additional meetings. The Remuneration Committee held four meetings in 2024 with 100% attendance.

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

2024 Goals

In 2024, this strategy delivered significant results to our operations. As described below, a considerable number of company goals were set and achieved in 2024 on our regulatory, clinical development, discovery research, manufacturing, commercial, financial, business development, organizational and sustainability operations. These included:

Regulatory goals. Filed regulatory submissions in China of sovleplenib for immune thrombocytopenia, of savolitinib in MET exon 14 skipping alteration lung cancer including for treatment-naïve patients, of savolitinib with Tagrisso for EGFR TKI refractory lung cancer, of fruquintinib with sintilimab for EMC, and of tazemetostat for FL; obtained approval of fruquintinib with sintilimab for EMC in China, and of fruquintinib for CRC in the European Union and Japan. Also obtained fruquintinib approvals for CRC in Argentina, Australia, Canada, Hong Kong, Israel, Singapore, Switzerland, the United Arab Emirates, South Korea and the United Kingdom.

Clinical goals. Completed portfolio prioritization; enrolled first patients in the registration trials of ranosidenib for leukemia, sovleplenib for anemia, as well as the first patients enrolled in the HMPL-506 Phase I trial; completed enrollment in the registration trials of fanregratinib for intrahepatic cholangiocarcinoma, savolitinib combined with Tagrisso for lung cancer in the U.S., as well as the surufatinib Phase II trial for pancreatic cancer.

Discovery Research goals. Significant progress in developing the innovative ATTC platform, including several candidates nominated and in pre-clinical development and more to be nominated in the near-term.

Manufacturing goals. Streamlined operations across drug substance, drug product and manufacturing and supply chain; developed new Shanghai factory including passing the regulatory certification, obtaining the manufacturing license and delivering the first commercial batch of a key product ahead of schedule, and installing additional workshops for drug product supply, with technology transfers completed for all clinical supplies; manufacturing and delivering substantial numbers of batches of Fruzaqla to Takeda; establishing additional infrastructure to control cost, quality and scheduling of drug substance supplies.

Commercial and financial goals. Reported total oncology product revenue of $272 million, including revenue from Elunate, Sulanda and Tazverik – the three medicines marketed by the HUTCHMED commercial team – of $136 million, and triggered regulatory and sales milestone payments from Takeda of $35 million; and in particular, reported net income of $38 million given that the 2023 net income of $101 million included the recognition of $280 million from the upfront payment from the license agreement with Takeda.

Business development and alliance management goals. Signed agreements to substantially divest interest in the Shanghai Hutchison Pharmaceuticals joint venture for approximately $608 million; managed new alliance with Takeda to launch Fruzaqla, and continued to manage alliance with AstraZeneca on Orpathys.

Organization. Reorganized group following ex-China partnership with Takeda, including right-sizing ex-China resources and further steps to focus on optimizing efficiency, controlling cost and risk management. Also certified as a Top Employer in 2024, which is based on a comprehensive analysis of the Company’s Human Resources environment, in alignment with the Company’s goals in creating a great place to work.

Sustainability. progress made in the 11 short- to long-term goals and targets; enhanced climate actions, including an assessment on the potential financial impacts of climate risks and opportunities for HUTCHMED, in-line with new disclosure requirements; conducted a biodiversity assessment and added a Biodiversity Policy; conduced a supplier ESG assessment; improved ESG ratings, including upgrades by MSCI ESG from BBB to A, by S&P Global from a score of 48 to 53, and reaching A- rating and a top quartile score in the Hang Seng Corporate Sustainability Index Series rating. Also received multiple ESG awards in 2024.

Remuneration components

The goal of our remuneration programs is to align remuneration delivery with performance, measured both internally against budgets and key operational achievements, and externally through share price. We believe this alignment was achieved in 2024.

In general, our compensation consists of the following components:

●	Base salary, to attract and retain highly skilled talent. This fixed component of pay is to provide financial stability, based on responsibilities, experience, individual contributions and peer company data;
●	Annual cash bonus incentive program, to motivate, promote and reward the achievement of key short-term strategic and business goals of HUTCHMED as well as individual performance. This is a variable component of pay based on annual corporate and individual performance; and
●	Equity incentives, to encourage Executive Directors, senior management and other employees to focus on out-performance and align their interests with shareholders, as well as to promote retention and to reward outstanding company and individual performance. This is in the form of grants of share options and LTIP awards, which are subject to a vesting schedule based on continued service, the value of which depends on our share price performance, our net profit and our revenue from the novel oncology or immunology products that are marketed by HUTCHMED, to align employee interests with those of our shareholders over the longer-term.

The Remuneration Committee reviewed and made recommendation to the Board on grant of share awards under the LTIP and share options under the share option scheme to incentivize talent and professional expertise to stay and grow with the Group. See “—Executive Officer Compensation” and “—Equity Compensation Schemes and Other Benefit Plans” for more details on the share awards and share options granted during 2024.

2024 review and recommendations

During the year, the Remuneration Committee reviewed background information on market data (including economic indicators, statistics and the compensation benchmarking), headcount and staff costs. It also reviewed and approved the proposed 2025 directors’ fees for executive directors and made recommendation to the board on the proposed 2025 directors’ fees for independent non-executive directors. Prior to the end of the year, the Remuneration Committee reviewed and approved the 2024 year-end bonus and 2025 remuneration package of Executive Directors and senior management of the Group. No Director or any or his/her associates is involved in deciding his/her own remuneration.

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

Shareholder return comparison

The independent remuneration advisor, Aon also reviewed the total shareholder return comparator group used as a component of the company’s performance based LTIP awards for 2024, using volatility and correlation analysis to evaluate the appropriateness of this peer group. It encouraged the Company to use peer groups of approximately 30 companies or more. It focused on three primary and four secondary criteria. Primary criteria for peers selection were their industry sector, centering on, commercial companies with innovative specialty biopharmaceutical medicines or drug candidates; their listing location, centering on China or the United States; and those with a three-year stock price that correlated with the Company. Secondary criteria were their therapeutic focus, prioritizing companies with marketed products and development pipelines focused on oncology therapies; their stock price volatility; their market capitalization, excluding micro-cap and large-cap companies; and their share trading history, excluding companies that have not been public for at least three years.

Executive Officer Compensation

Summary Compensation Table

The following table sets forth the non-equity compensation paid or accrued during the year ended December 31, 2024 to our chief executive officer and chief scientific officer, chief financial officer and other executive officers on an aggregate basis.

	Salary			Taxable	Non-taxable	Pension
	and fees		Bonus	benefits	benefits	contributions	Total
Name and Principal Position	($)		($)	($)	($)	($)	($)
Weiguo SU	886,677	(1)	1,282,051	—	8,656	72,168	2,249,552
CHENG Chig Fung, Johnny	443,015	(2)	512,821	—	11,603	32,878	1,000,317
Other Executive Officers in the Aggregate	1,701,969		2,272,257	8,074	76,747	59,317	4,118,364

Notes:

(1)	Amount includes director’s fees of $75,000.
(2)	Amount includes director’s fees of $75,000.

Employment Arrangements with our Executive Officers

Employment Agreements with Executive Officers at HUTCHMED Group (HK) Limited and HUTCHMED Holdings (HK) Limited

We have entered into employment agreements with each of our executive officers who are directly employed by HUTCHMED Group (HK) Limited or HUTCHMED Holdings (HK) Limited, namely Dr. Weiguo Su, Mr. Cheng Chig Fung, Johnny, Dr. May Qingmei Wang, Mr. Mark Kin Hung Lee and Mr. Charles George Rupert Nixon. Under these employment agreements, our executives receive compensation in the form of salaries, discretionary bonuses, participation in the Hutchison Provident Fund retirement scheme, medical coverage under the CK Hutchison Group Medical Scheme, personal accident insurance and annual leave. None of the employment arrangements provide benefits to our executive officers upon termination. We may terminate employment by giving the executive officers three months’ prior written notice. The executive officer may also voluntarily terminate his/her employment with us upon not less than three months’ prior written notice to us.

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

Share Options

The following table sets forth information concerning the outstanding equity awards held by our chief executive officer and chief scientific officer, chief financial officer and other executive officers on an aggregate basis as of December 31, 2024.

		Number of	Number of			Number of	Number of
		unexercised shares	unexercised shares			shares issued	options lapsed/	Option
	Date of grant of	which are	which are			upon exercise	cancelled in	expiration
Name and Principal Position	share options(1)	vested	unvested	Exercise price		in 2024	2024	date
Weiguo SU	Mar 27, 2017	1,000,000	—		£3.105	—	—	Mar 26, 2027
Weiguo SU	Mar 19, 2018	1,000,000	—		£4.974	—	—	Mar 18, 2028
Weiguo SU	Apr 28, 2020	789,700 (=157,940 ADS)	—		$22.090	—	—	Apr 27, 2030
Weiguo SU	Dec 14, 2020	18,960 (=3,792 ADS)	—		$29.000	—	—	Dec 13, 2030
Weiguo SU	Mar 26, 2021	211,800 (=42,360 ADS)	70,600 (=14,120 ADS)		$27.940	—	—	Mar 25, 2031
Weiguo SU	Dec 14, 2021	18,695 (=3,739 ADS)	6,235 (=1,247 ADS)		$35.210	—	—	Dec 13, 2031
Weiguo SU	May 23, 2022	—	861,220 (= 172,244 ADS)		$10.750	—	—	May 22, 2032
Weiguo SU	Mar 13, 2024	—	1,359,561	HK$	28.350	—	—	Mar 12, 2034
Weiguo SU	Aug 5, 2024	—	1,405,767	HK$	29.200	—	—	Aug 4, 2034
CHENG Chig Fung, Johnny	Apr 28, 2020	401,900 (=80,380 ADS)	—		$22.090	—	—	Apr 27, 2030
CHENG Chig Fung, Johnny	Mar 26, 2021	180,375 (=36,075 ADS)	60,125 (=12,025 ADS)		$27.940	—	—	Mar 25, 2031
CHENG Chig Fung, Johnny	May 23, 2022	223,300 (=44,660 ADS)	223,300 (=44,660 ADS)		$10.750	—	—	May 22, 2032
CHENG Chig Fung, Johnny	Jun 5, 2023	15,425 (=3,085 ADS)	46,275 (=9,255 ADS)		$12.510	—	—	Jun 4, 2033
Other Executive Officers in the Aggregate	Dec 11, 2019	400,000	—		£3.592	—	—	Dec 10, 2029
Other Executive Officers in the Aggregate	Apr 28, 2020	1,146,300 (=229,260 ADS)	—		$22.090	—	—	Apr 27, 2030
Other Executive Officers in the Aggregate	Dec 14, 2020	59,890 (=11,978 ADS)	—		$29.000	—	—	Dec 13, 2030
Other Executive Officers in the Aggregate	Mar 26, 2021	351,150 (=70,230 ADS)	117,050 (=23,410 ADS)		$27.940	—	—	Mar 25, 2031
Other Executive Officers in the Aggregate	Dec 14, 2021	58,315 (=11,663 ADS)	19,450 (=3,890 ADS)		$35.210	—	250,000 (=50,000 ADS)	Dec 13, 2031
Other Executive Officers in the Aggregate	May 23, 2022	227,100 (=45,420 ADS)	227,100 (=45,420 ADS)		$10.750	—	—	May 22, 2032
Other Executive Officers in the Aggregate	Sep 13, 2022	750,000 (=150,000 ADS)	750,000 (=150,000 ADS)		$13.140	—	—	Sep 12, 2032
Other Executive Officers in the Aggregate	Jun 5, 2023	44,725 (=8,945 ADS)	134,175 (=26,835 ADS)		$12.510	—	61,700 (=12,340 ADS)	Jun 4, 2033

Note:

(1)	The share options granted between April 28, 2020 and June 5, 2023 were in the form of ADSs and the relevant exercise prices were stated in U.S. dollars per ADS. For purposes of this table, these share options are presented in the form of ordinary shares (with the corresponding number of ADSs where appropriate). Each ADS represents five ordinary shares.

Long-Term Incentive Compensation

The following table sets forth information regarding performance based LTIP awards granted to our chief executive officer and chief scientific officer, chief financial officer and other executive officers on an aggregate basis in the year ended December 31, 2024.

Maximum
Aggregate
Value of
Name and Principal Position	LTIP awards(1)(2)(3)
Weiguo SU, Chief Executive Officer and Chief Scientific Officer	$3,348,180
CHENG Chig Fung, Johnny, Chief Financial Officer	$759,951
Other Executive Officers in the Aggregate	$1,848,800

Notes:

(1)	The amounts reflected in the table above represent the maximum aggregate value of all LTIP awards outstanding as of December 31, 2024. The LTIP awards are conditional upon the achievement of annual performance targets for the fiscal year 2024, 2025 and 2026. The amounts reflected in the table above assume the maximum amount that may be paid under these contingent LTIP awards. The LTIP awards will be settled in a variable number of shares based on a fixed monetary amount awarded upon achievement of performance targets. An independent third-party trustee who administers the LTIP will purchase shares of our company on either the AIM or Nasdaq market which will be used to settle the LTIP awards. See “—Outstanding Awards and Grants of Awards” for more details.
(2)	Vesting will occur in 2027, three weeks after the date of completion of the purchase of shares for the award relating to the Financial Year 2026.
(3)	Excluding performance based LTIP awards abovementioned, a non-performance based LTIP award granted to an Executive Officer in an amount of $500,000, for which 79,652 ordinary shares were allocated on May 30, 2024. 25% of the shares were/will be vested on March 13, 2025, March 13, 2026, March 13, 2027 and March 13, 2028 respectively.

Director Compensation

The following table sets forth a summary of the compensation we paid to our directors other than Dr. Weiguo Su and Mr. Cheng Chig Fung, Johnny during 2024.

			Maximum Value of Non-
	Fees Earned or		Performance Based LTIP
Name of Director	Paid in Cash		Awards Granted
TO Chi Keung, Simon	$31,817	(1)	—
Dan ELDAR	$81,339		—
Edith SHIH	—	(2)	—
Ling YANG	—		—
Paul Rutherford CARTER	$117,000		—
Renu RHATIA	$59,119		—
Chaohong HU	$9,410		—
Graeme Allan JACK	$111,000		—
MOK Shu Kam, Tony	$115,857		—

Notes:

(1)	Such director’s fees were paid to Hutchison Whampoa (China) Limited, a wholly owned subsidiary of CK Hutchison. Director’s fees received from our subsidiaries during the period Mr. To served as director that were paid to an intermediate holding company of our company are not included in the amounts above. Mr. To retired as a director on May 17, 2024.
(2)	Director’s fees received from our subsidiaries during the period Ms. Shih served as director that were paid to a subsidiary of CK Hutchison are not included.

Equity Compensation Schemes and Other Benefit Plans

In April 2015, our shareholders adopted an option scheme (“2015 Option Scheme”), which was later approved by the shareholders of CK Hutchison, the ultimate parent of our then majority shareholder, in May 2016. The 2015 Option Scheme was subsequently amended in April 2020.

We also have a long-term incentive scheme which was adopted by our shareholders in April 2015 and will expire on April 24, 2025. We refer to this as our LTIP. In March 2025, our board of directors approved the adoption of another ten-year LTIP scheme to be effective from April 24, 2025.

The 2015 Option Scheme and LTIP each terminates on the tenth anniversary of their adoption. Each may also be terminated by its board of directors at any time. Any termination of a scheme is without prejudice to the awards outstanding at such time.

The following describes the material terms of our 2015 Option Scheme and LTIP (collectively, the “Schemes”).

Awards and Eligible Grantees. The 2015 Option Scheme provides for the award of share options exercisable for ordinary shares or ADSs of our company to Eligible Employees (as defined in the 2015 Option Scheme) or non-executive directors (excluding any independent non-executive directors under the 2015 Option Scheme).

Under our LTIP, awards in the form of contingent rights to receive either shares purchased from the market by the scheme trustee or cash payments may be granted to the directors of our company, directors of our subsidiaries and employees of our company, subsidiaries, affiliates or such other companies as determined by our board of directors in its absolute discretion.

Scheme Administration. Our board of directors has delegated its authority for administering our 2015 Option Scheme and our LTIP to our remuneration committee. Each such plan administrator has the authority to, among other things, select participants and determine the amount and terms and conditions of the awards under the applicable Schemes as it deems necessary and proper, subject to the restrictions described in “—Restrictions on Grants” below.

Restrictions on Grants. Under the 2015 Option Scheme, grants may not be made to independent non-executive directors. Furthermore, those grants may not be made to any of our employees or directors if such person is also a director, chief executive or substantial shareholder of any of our direct or indirect parent companies which is listed on a stock exchange or any of its associates without approval by the independent non-executive directors of such parent company (excluding any independent non-executive director who is a proposed grantee). In addition, approval by our shareholders and the shareholders of such listed parent company is required if an option grant under our 2015 Option Scheme is to be made to a substantial shareholder or independent non-executive director of a listed parent company or any of its associates and, upon exercise of such grant and any other grants made during the prior 12-month period to that shareholder, that individual would receive an amount of our ordinary shares equal or greater than 0.1% of our total outstanding shares or with an aggregate value in excess of HK$5 million (equivalent to $0.6 million as of December 31, 2024).

In addition, options under our 2015 Option Scheme may not be granted to any individual if, upon the exercise of such options, the individual would receive an amount of shares when aggregated with all other options granted to such individual under the applicable Scheme in the 12-month period up to and including the grant date, that exceeds 1% of the total shares outstanding of the company granting the award on such date. There are no individual limits under our LTIP.

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

Under our 2015 Option Scheme, if a participant has committed any misconduct or any conduct making such participant’s service terminable for cause, all options (whether vested or unvested) lapse unless the respective board of directors otherwise determines in its absolute discretion. Options may be exercised to the extent vested where a participant’s service ceases due to the participant’s death, serious illness, injury, disability, retirement at the applicable retirement age, or earlier if determined by the participant’s employer, or if a participant’s service ceases for any other reason other than for cause.

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

Exercise Price. The exercise price for each share pursuant to the options granted under the 2015 Option Scheme must be the Market Value of a share at the date of grant (as defined in our 2015 Option Scheme).

Non-transferability of Awards. Awards may not be transferred except in the case of a participant’s death by the terms of each Scheme.

Takeover or Scheme of Arrangement. In the event of a general or partial offer for the shares of our company under our 2015 Option Scheme, whether by way of takeover, offer, share repurchase offer, or scheme of arrangement, the affected company is required to use all reasonable endeavors to procure that such offer is extended to all holders of options granted by such company on the same terms as those applying to shareholders. Both vested and unvested options may be exercised up until (i) the closing date of any such offer and (ii) the record date for entitlements under a scheme of arrangement, and will lapse thereafter. Certain options may also be exercised on a voluntary winding up of our company.

Under our LTIP, in the event of a general offer for all the shares of our company, whether by way of takeover or scheme of arrangement, or if our company is to be voluntarily wound up, our board of directors shall determine in its discretion whether outstanding unvested awards will vest and the period within which such awards will vest.

Amendment. Our 2015 Option Scheme requires that amendments of a material nature only be made with the approval of our shareholders.

Our board of directors may alter the terms of our LTIP, but amendments which are of a material nature cannot take effect without shareholders’ approval, unless the changes take effect automatically under the terms of our LTIP.

Authorized Shares. Under our 2015 Option Scheme, our board of directors may “refresh” the scheme limit from time to time provided that the total number of shares which may be issued upon exercise of all options to be granted under our 2015 Option Scheme shall not exceed 10% of our total shares outstanding on such date. In addition, the limit on the number of shares which may be issued upon exercise of all outstanding options granted and not yet exercised under the 2015 Option Scheme and any options granted and not yet exercised under any other schemes must not exceed 10% of the outstanding shares of the company in issue from time to time. In April 2020, our shareholders approved a refresh of the 2015 Option Scheme.

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

Outstanding Awards and Grants of Awards

Share options outstanding and grants made in 2024 under the 2015 Option Scheme

As of December 31, 2024, options to purchase an aggregate of 29,640,273 ordinary shares, representing approximately 3.4% of our outstanding share capital, at a weighted average exercise price of £3.55 ($4.47) per ordinary share and an expiration date of 10 years from the respective date of grant remained outstanding under the 2015 Option Scheme. In the year ended December 31, 2024, we granted options to purchase an aggregate of 2,965,328 ordinary shares, representing approximately 0.3% of our outstanding share capital, at an exercise price of £2.93 ($3.69) per ordinary share under the 2015 Option Scheme. For the share options granted to Dr. Weiguo Su in 2024, the exercise of the share options is conditional upon the fulfilment of certain performance targets relating to the Group over the financial year of 2023 to 2025 and 2024 to 2026. Vesting will occur two business days after the date of announcement of the annual results of the Company for the financial years ending December 31, 2025 and 2026. The other options vest in equal instalments of 25% over a four-year period.

Grants and vesting of LTIPs

In the year ended December 31, 2024, we granted performance based awards under our LTIP to two of our executive directors and 133 employees, giving them a conditional right to receive ordinary shares to be purchased by the third-party trustee up to an aggregate maximum cash amount of $19,304,017. These awards are related to the achievement of performance targets and will vest in 2027, three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2026. For additional information on LTIP awards held by our executive officers, please see “B. Compensation—Executive Officer Compensation—Long-Term Incentive Compensation.” For additional information on LTIP awards to our directors, please see “B. Compensation—Director Compensation.”

Vesting of our LTIP awards will also depend upon the award holder’s continued employment or continued service on our board, as the case may be.

In the year ended December 31, 2024, an aggregate of 2,173,203 ADSs were given to award holders upon the vesting of performance based LTIP awards, and 57,669 ADSs were given to award holders upon the vesting of non-performance based LTIP awards.

C.   Board Practices.

Our board of directors consists of eleven directors including two executive directors, three non-executive directors and six independent non-executive directors. Pursuant to a relationship agreement dated April 21, 2006, and amended and restated on June 13, 2019, by and between our company and Hutchison Whampoa (China) Limited, a parent company of Hutchison Healthcare Holdings Limited, or the Relationship Agreement, our board of directors must consist of at least one director who is independent of the CK Hutchison group if Hutchison Whampoa (China) Limited is entitled to cast at least 50% votes eligible to be cast on a poll vote at a general meeting of our company. The Relationship Agreement will continue in effect until our ordinary shares cease to be traded on the AIM market or the CK Hutchison group individually or collectively ceases to hold at least 30% of our shares.

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

Board Committees

Our board of directors has established an audit committee, nomination committee, remuneration committee, sustainability committee and technical committee.

Audit Committee

Our audit committee consists of Mr. Graeme Allan Jack, Mr. Paul Rutherford Carter, Dr. Renu Bhatia and Mr. Wong Tak Wai, with Mr. Graeme Allan Jack serving as chairman of the committee. Each member of the audit committee meets the independence requirements under the rules of the Nasdaq Stock Market and under Rule 10A-3 under the Exchange Act. We have determined that Mr. Graeme Allan Jack is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market.

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

Nomination Committee

Our nomination committee consists of Professor Mok Shu Kam, Tony, Mr. Graeme Allan Jack, Dr. Dan Eldar, and Dr. Chaohong Hu, with Professor Mok Shu Kam, Tony serving as chairman of the committee. Our nomination committee reviews the structure, size, diversity profile and skills set of the board against its needs and makes recommendations on the composition of the board to achieve our corporate strategy as well as promote shareholder value. It facilitates the board in the conduct of the selection and nomination of directors, makes recommendations to the board on the appointment or reappointment of directors and succession planning for directors. It also assesses director independence having regard to the criteria under the applicable corporate governance code, SEC or stock exchange rules.

Remuneration Committee

Our remuneration committee consists of Mr. Paul Rutherford Carter, Mr. Graeme Allan Jack and Ms. Edith Shih, with Mr. Paul Rutherford Carter serving as chairman of the committee. The remuneration committee is responsible for considering all material elements of remuneration policy and remuneration and incentives of our executive directors and key employees with reference to independent remuneration research and professional advice. The remuneration committee meets formally at least once each year and otherwise as required and make recommendations to our board of directors on the framework for executive remuneration and on proposals for the granting of share options and other equity incentives. Our board of directors is responsible for implementing these recommendations and agreeing the remuneration packages of individual directors. No director is permitted to participate in discussions or decisions concerning his or her own remuneration.

Sustainability Committee

Our sustainability committee consists of Ms. Edith Shih, Mr. Cheng Chig Fung, Johnny and Professor Mok Shu Kam, Tony, with Ms. Edith Shih serving as chairman of the committee. The sustainability committee is responsible for strengthening our corporate governance and reporting framework. It advises our board of directors and management on and oversees the development and implementation of our corporate social responsibility and sustainability initiatives, including reviewing related policies and practices as well as assessing and making recommendations on matters pertaining to our sustainability governance, strategies, planning and risk management.

Technical Committee

Our technical committee consists of Professor Mok Shu Kam, Tony, Mr. Paul Rutherford Carter, Dr. Renu Bhatia, Dr. Chaohong Hu, Dr. Dan Eldar, and Dr. Weiguo Su, with Professor Mok Shu Kam, Tony serving as chairman of the committee. The technical committee’s responsibility is to consider, from time to time, matters relating to the technical aspects of the research and development activities of our Oncology/Immunology operations. It invites such executives as it deems appropriate to participate in meetings from time to time.

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

Code on Dealings in Shares

Our board of directors has adopted a policy on the handling of material inside information, consisting of information which is either “inside information” under the E.U. Market Abuse Regulation (Regulation (EU) 596/2014) (“MAR”), or “material non-public information” under U.S. law. This policy, among other things, prohibits any employees, directors, other persons discharging managerial responsibilities or their connected persons dealing in our securities or their derivatives, or those of our collaborators, business partners, suppliers and customers, while in possession of material inside information. Certain members of our senior management or staff, including persons discharging managerial responsibilities, and their connected persons are subject to additional compliance requirements which are outlined in the code (including but not limited to obtaining written pre-clearance from designated members of management prior to any dealing in any such securities is allowed).

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

D.    Employees.

As of December 31, 2022, 2023 and 2024, we had 2,025, 1,988 and 1,811 full-time employees, respectively. None of our employees are represented by labor unions or covered by collective bargaining agreements. The number of employees by function as of the end of the period for our fiscal years ended December 31, 2022, 2023 and 2024 was as follows:

	2024	2023	2022
By Function:
Oncology/Immunology - Research and Development	893	903	958
Oncology/Immunology - Commercial	771	927	880
Corporate Head Office and Other	147	158	187
Total	1,811	1,988	2,025

As of December 31, 2024, a total of 108 employees on our Oncology/Immunology research and development team have M.D. or Ph.D. degrees. Additionally, our Other Ventures joint venture Shanghai Hutchison Pharmaceuticals employed a total of 3,007 full time employees as of December 31, 2024, and no such employees are represented by labor unions and covered by collective bargaining agreements. To date, we have not experienced any strikes, labor disputes or industrial actions which had or would have a material effect on our business, and consider our relations with the union and employees to be good.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders.

We had 871,601,095 ordinary shares outstanding as of February 15, 2025. The following table and accompanying footnotes set forth information relating to the beneficial ownership of our ordinary shares as of February 15, 2025 by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
●	each of our directors; and
●	each of our named executive officers.

Our major shareholders do not have voting rights that are different from our shareholders in general. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 15, 2025, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Number of
	Number of	American
	Ordinary	Depositary	Percent of Issued
Name of beneficial owner	Share held	Share held	Share Capital**
Executive Officers and Directors:
Weiguo SU	*	*	*
CHENG Chig Fung, Johnny	*	*	*
Dan ELDAR	*	*	*
Edith SHIH	*	*	*
Paul Rutherford CARTER	*	*	*
Renu BHATIA	*	—	—
Graeme Allan JACK	—	*	*
MOK Shu Kam, Tony	—	*	*
Michael Ming SHI	—	*	*
Zhenping WU	*	*	*
Mark Kin Hung LEE	*	*	*
May Qingmei WANG	*	*	*
Charles George Rupert NIXON	*	*	*
All Executive Officers and Directors as a Group	9,700,410	1,621,252	2.0%
Principal Shareholders:
Hutchison Healthcare Holdings Limited(1)	332,478,770	—	38.1%

*	Less than 1% of our total outstanding ordinary shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 871,601,095 ordinary shares outstanding as of February 15, 2025, and (ii) the number of ordinary shares or ADSs underlying share options held by such person or group that are exercisable within 60 days of February 15, 2025.

(1)	Hutchison Healthcare Holdings Limited, a British Virgin Islands company, is an indirect wholly owned subsidiary of CK Hutchison, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange. The registered address of Hutchison Healthcare Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

As of February 15, 2025, based on public filings with the SEC, AIM and SEHK, there are no other major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares except as described above. As of February 15, 2025, there were three ordinary shareholders of record with an address in the United States. Deutsche Bank Trust Company America, as depositary of our ADS program, held 57,382,410 ordinary shares as of that date in the name of DB London (Investors Services) Nominees Limited.

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

Any amount unpaid after 30 days accrues interest at the rate of 1.5% per annum. In the year ended December 31, 2024, we paid a management fee of approximately $1.1 million under the Services Agreement. As of December 31, 2024, we had $0.4 million in unpaid fees outstanding to Hutchison Whampoa (China) Limited.

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

In March 2015, the SAFE released the Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises (“FIEs”) (“Foreign Exchange Capital Settlement Circular”), which became effective from June 1, 2015. This circular replaced the SAFE’s previous related circulars, including the Circular on Issues Relating to the Improvement of Business Operation with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign Invested Enterprises. The Foreign Exchange Capital Settlement Circular clarifies that FIEs may settle a specified proportion of their foreign exchange capital in banks at their discretion, and may choose the timing for such settlement. The proportion of foreign exchange capital to be settled at FIEs’ discretion for the time being is 100% and the SAFE may adjust the proportion in due time based on the situation of international balance of payments. The circular also stipulates that FIEs’ usage of capital and settled foreign exchange capital shall comply with relevant provisions concerning foreign exchange control and be subject to the management of a negative list. The Notice of the SAFE on Policies for Reforming and Regulating Control over Foreign Exchange Settlement under the Capital Account, which became effective from June 9, 2016 and supplements the Foreign Exchange Capital Settlement Circular, stipulates that the FIEs’ capital and Renminbi capital gained from the settlement of foreign exchange capital may not be directly or indirectly used for expenditure beyond the business scope of the FIEs or as prohibited by laws and regulations of the PRC. Such capital also may not be directly or indirectly used for granting loans to non-affiliated enterprises except as permitted by the business scope of the FIE or for construction or purchase of real estate other than self-use (exceptions only apply for real estate enterprises).

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

E.    Taxation.

The following is a general summary of certain PRC, Hong Kong, Cayman Islands and U.S. federal income tax consequences relevant to the acquisition, ownership and disposition of our ADSs. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular individual. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the PRC, Hong Kong, the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

Taxation in the PRC

PRC Enterprise Income Tax

Under the EIT Law, which was promulgated on March 16, 2007 and subsequently amended on February 24, 2017 and December 29, 2018, and its implementation rules which became effective on January 1, 2008 and subsequently amended on April 23, 2019 and January 20, 2025, the standard tax rate of 25% applies to all enterprises (including FIEs) with exceptions in special situations if relevant criteria are met and subject to the approval of the PRC tax authorities.

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

Hong Kong Taxation

Profits Tax

HUTCHMED (China) Limited is a Hong Kong tax resident. Hong Kong tax residents are subject to Hong Kong Profits Tax in respect of profits arising in or derived from Hong Kong at the current rate of 16.5% (except portions eligible for the two-tiered profits tax as discussed above). Dividend income earned by a Hong Kong tax resident is generally not subject to Hong Kong Profits Tax. To keep in line with reform of foreign-sourced income regime, the Inland Revenue (Amendment) (Taxation on Foreign-sourced Disposal Gains) Ordinance 2023 (the 2023 Amendment Ordinance) is effective from January 1, 2024. The scope of assets covered for foreign sourced disposal gains is expanded to cover all types of property.

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

This summary does not purport to consider all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances, including the possible effect of the special tax accounting rules under Section 451 of the Code, or any minimum or Medicare contribution tax consequences. In addition, it does not address aspects of U.S. federal income taxation that may be applicable to U.S. Holders subject to special rules, including:

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

This discussion does not address the effects of any state, local or non-U.S. tax law or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). We have not received nor do we expect to seek a ruling from the U.S. Internal Revenue Service (“IRS”) regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each investor should consult its tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our ordinary shares and ADSs.

This discussion is based on the Code, final and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, and the income tax treaty between the PRC and the United States (“U.S.- PRC Tax Treaty”), each as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect, which could affect the tax consequences described herein. In addition, this summary assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

Passive Foreign Investment Company Considerations

Status as a PFIC. The rules governing PFICs can result in adverse U.S. federal income tax consequences to U.S. Holders. We generally will be a PFIC for U.S. federal income tax purposes if, for any taxable year, either: (1) 75% or more of our gross income consists of certain types of passive income, or (2) 50% or more of the average value of our assets (generally determined on a quarterly basis) consists of our assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties treated under the PFIC rules as derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, the non-U.S. corporation is treated for the purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. Ownership stakes of less-than-25% (by value) in other corporations are treated as passive assets. Cash and cash equivalents are generally treated as passive assets. Goodwill and other intangible assets are generally treated as an active assets to the extent associated with activities that generate non-passive income.

Based on the composition of our income and assets and the estimated average value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our taxable year ended December 31, 2024. However, our PFIC status is a factual determination that is made on an annual basis and depends on particular facts and circumstances (such as the value of our assets, including goodwill and other intangible assets). We hold a substantial amount of cash and financial investments (and our cash balances may increase, for example as a result of dispositions of our joint ventures or other equity investments). While this continues to be the case, our PFIC status depends primarily on the average value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Therefore, if our market capitalization declines we may be or become a PFIC. In addition, there is uncertainty as to how to apply the PFIC rules for purposes of classifying certain of our income and assets as active or passive. Furthermore, the proportionate value of our passive assets may increase over time if the value of our ownership stake in any other company in which we own less than 25% (by value) increase. In light of the foregoing, no assurance can be provided that we were not, or will not be, a PFIC for any taxable year.

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

Under these rules (a) any gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we became a PFIC will be taxed as ordinary income and (c) the amount allocated to each other taxable year during the U.S. Holder’s holding period (i) will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayer for that year and (ii) will be subject to an interest charge at a statutory rate with respect to the resulting tax attributable to each such other taxable year. In addition,a non-corporate U.S. Holder of ADSs will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC (or are treated as a PFIC with respect to the U.S. Holder) in the taxable year in which such dividends are paid or in the preceding taxable year.

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

No QEF election. We do not expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a timely “qualifying electing fund” election (“QEF election”) if we were a PFIC, which, if available, could materially affect the tax consequences of the ownership and disposition of the ordinary shares and ADSs if we are a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make this election.

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

We are a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file on the AIM market and the Hong Kong Stock Exchange.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operation and annual audited consolidated financial statements prepared in conformity with US GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our requests, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

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

Interest Rate Risk

We have no significant interest-bearing assets except for bank deposits. Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk. We have not used any interest rate swaps to hedge our exposure to interest rate risk. We have performed sensitivity analysis for the effects on our results for the year from changes in interest rates on floating rate borrowings. The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant. According to the analysis, the impact on our results of a 1.0% interest rate shift would be a maximum increase/decrease of $0.8 million for the year ended December 31, 2024.

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

ITEM 15. CONTROLS AND PROCEDURES

A.    Evaluation of Disclosure Controls and Procedures.

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure. Based on such evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

B.    Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with US GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

C.    Attestation Report of the Independent Registered Public Accounting Firm.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP (“PricewaterhouseCoopers Zhong Tian”), has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears in this annual report.

D.    Changes in Internal Control over Financial Reporting.

There were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2024 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Our audit committee consists of Mr. Graeme Allan Jack, Mr. Paul Rutherford Carter, Dr. Renu Bhatia and Mr. Wong Tak Wai, with Mr. Graeme Allan Jack serving as chairman of the committee. Each member of the audit committee meets the independence requirements under the rules of the Nasdaq Stock Market and under Rule 10A-3 under the Exchange Act. We have determined that Graeme Allan Jack is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. For information relating to qualifications and experience of each audit committee member, see Item 6. “Directors, Senior Management and Employees.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for certain services rendered to our company, including some of our subsidiaries and joint ventures, during 2024 and 2023.

	Year ended
	December 31,
	2024	2023

	($’000)
Audit fees(1)	2,431	2,682
Tax fees(2)	109	189
Total(3)	2,540	2,871

Notes:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual financial statements, review of our interim financial statements, filing of our Form F-3, and regulatory filings related to an ongoing disposal transaction of our equity investee.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for tax compliance and tax advice.
(3)	The fees disclosed are exclusive of out-of-pocket expenses and taxes, which totaled approximately $68,000 and $81,000 in 2023 and 2024, respectively.

Audit Committee Pre-approval Policies and Procedures

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services provided to us by our independent auditors were pre-approved by the audit committee.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an amended and restated insider trading policy, attached hereto as Exhibit 16.1, to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of the Company (each, an “Affiliate”), as well as their Connected Persons (as the term “Connected Person” is defined on page 3 of our insider trading policy), and extends to all activities within and outside an individual’s duties at our Company.

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

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of an IT Working Group established by the audit committee consisting currently of Dr. Dan Eldar, Non-executive Chairman, Mr. James Lai, Head of Corporate Internal Audit for CKHH, and Mr. Cheng Chig Fung, Johnny, Chief Financial Officer and Executive Director, who receive reports from our cybersecurity team led by the Head of IT and Security and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents.

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

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors – We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively” in this annual report.

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

8.1*	List of Significant Subsidiaries of the Company
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1†	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2†	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered accounting firm, regarding the consolidated financial statements of HUTCHMED (China) Limited
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent auditors, regarding the consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited
15.3*	Consent of Conyers Dill & Pearman
15.4	HUTCHMED (China) Limited Compensation Clawback Policy (incorporated by reference to Exhibit 15.4 to our annual report on Form 20-F filed with the SEC on February 28, 2024)
16.1*	Insider trading policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definitions Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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
Date: March 19, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HUTCHMED (China) Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of HUTCHMED (China) Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowances for credit losses on accounts receivable, other receivables (except for prepayments) and amounts due from related parties

As described in Note 6 to the consolidated financial statements, as of December 31, 2024, the gross balance of accounts receivable was US$155.6 million and an allowance for credit losses of US$0.1 million was made. As described in Note 7 to the consolidated financial statements, as of December 31, 2024, the gross balance of other receivables (except for prepayments) was US$8.7 million, and no allowance for credit losses was made. As described in Note 23 to the consolidated financial statements, as of December 31, 2024, the gross balance of amounts due from related parties was US$7.9 million, and no allowance for credit losses was made. The allowances for credit losses were made based on estimate of the current expected credit losses to be incurred over the expected life of these receivables. There were significant estimates and judgments by management in determining the portfolio groups of these receivables and the estimated loss rates.

The principal considerations for our determination that performing procedures relating to the allowances for credit losses on accounts receivable, other receivables (except for prepayments) and amounts due from related parties is a critical audit matter are (i) the significant estimates and judgments by management when developing the current expected credit losses to be incurred over the expected life of these receivables, including the determination of portfolio groups of accounts receivable, other receivables (except for prepayments) and amounts due from related parties and the estimated loss rates, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s significant estimates and judgments, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s estimate of allowances for credit losses on accounts receivable, other receivables (except for prepayments) and amounts due from related parties. These procedures also included, among others, testing management’s process of developing the allowances for credit losses, testing the accuracy and completeness of the underlying data and the mathematical accuracy of the allowances for credit losses, evaluating the appropriateness of the model and methodology used by management, assessing the reasonableness of the portfolio groups of the receivables used by management, which involved evaluating their credit risk characteristics, and assessing the reasonableness of the estimated loss rates used by management, which involved evaluating the historical default rates and application of forward-looking information, with the assistance of professionals with specialized skill and knowledge.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

March 19, 2025

CONSOLIDATED FINANCIAL STATEMENTS

HUTCHMED (CHINA) LIMITED

CONSOLIDATED BALANCE SHEETS

(IN US$’000, EXCEPT SHARE DATA)

		December 31,
	Note	2024	2023
Assets
Current assets
Cash and cash equivalents	5	153,958	283,589
Short-term investments	5	682,152	602,747
Accounts receivable	6	155,537	116,894
Other receivables, prepayments and deposits	7	16,609	14,889
Amounts due from related parties	23	7,899	28,462
Inventories	8	50,400	50,258
Total current assets		1,066,555	1,096,839
Property, plant and equipment	9	92,498	99,727
Right-of-use assets	10	4,497	4,665
Deferred tax assets	24(ii)	12,448	15,456
Investment in an equity investee	11	77,765	48,411
Investment in equity security	12	5,000	—
Other non-current assets		15,433	14,675
Total assets		1,274,196	1,279,773
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	13	42,521	36,327
Other payables, accruals and advance receipts	14	256,124	271,399
Short-term bank borrowings	15	23,372	31,155
Deferred revenue	19	50,071	57,639
Income tax payable	24(iii)	1,549	2,580
Lease liabilities	10	2,925	3,927
Total current liabilities		376,562	403,027
Lease liabilities, non-current portion	10	4,089	2,860
Deferred tax liabilities	24(ii)	2,990	1,484
Long-term bank borrowings	15	59,434	48,189
Deferred revenue, non-current portion	19	48,432	69,480
Other non-current liabilities		10,836	11,346
Total liabilities		502,343	536,386
Commitments and contingencies	16

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 871,601,095 and 871,256,270 shares issued at December 31, 2024 and 2023 respectively	17	87,160	87,126
Additional paid-in capital		1,517,526	1,522,447
Accumulated losses		(833,172)	(870,869)
Accumulated other comprehensive loss		(11,585)	(8,163)
Total Company’s shareholders’ equity		759,929	730,541
Non-controlling interests		11,924	12,846
Total shareholders’ equity		771,853	743,387
Total liabilities and shareholders’ equity		1,274,196	1,279,773

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN US$’000, EXCEPT SHARE AND PER SHARE DATA)

		Year Ended December 31,
	Note	2024	2023	2022
Revenue
Goods—third parties		401,382	388,924	314,329
—related parties	23(i)	3,854	8,264	5,293
Services—commercialization—third parties		52,485	48,608	41,275
—research and development—related parties	23(i)	471	481	507
—collaboration research and development—third parties		57,968	80,397	23,741
Other collaboration revenue
—royalties—third parties		71,041	32,470	26,310
—licensing—third parties		43,000	278,855	14,954
Total revenue	19	630,201	837,999	426,409
Operating expenses
Cost of goods—third parties		(294,918)	(331,984)	(268,698)
Cost of goods—related parties		(1,861)	(4,777)	(3,616)
Cost of services—commercialization—third parties		(52,105)	(47,686)	(38,789)
Research and development expenses	20	(212,109)	(302,001)	(386,893)
Selling expenses		(48,617)	(53,392)	(43,933)
Administrative expenses		(64,296)	(79,784)	(92,173)
Total operating expenses		(673,906)	(819,624)	(834,102)
		(43,705)	18,375	(407,693)
Other income/(expense)
Interest income	26	40,080	36,145	9,599
Other income	22	10,274	12,949	1,833
Interest expense	26	(2,872)	(759)	(652)
Other expense	22	(4,884)	(8,402)	(13,509)
Total other income/(expense)		42,598	39,933	(2,729)
(Loss)/income before income taxes and equity in earnings of an equity investee		(1,107)	58,308	(410,422)
Income tax (expense)/benefit	24(i)	(7,192)	(4,509)	283
Equity in earnings of an equity investee, net of tax	11	46,469	47,295	49,753
Net income/(loss)		38,170	101,094	(360,386)
Less: Net income attributable to non-controlling interests		(441)	(314)	(449)
Net income/(loss) attributable to the Company		37,729	100,780	(360,835)
Earnings/(losses) per share attributable to the Company (US$ per share)
—basic	25	0.04	0.12	(0.43)
—diluted	25	0.04	0.12	(0.43)
Number of shares used in per share calculation
—basic	25	855,351,683	849,654,296	847,143,540
—diluted	25	872,829,129	869,196,348	847,143,540

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(IN US$’000)

	Year Ended December 31,
	2024	2023	2022
Net income/(loss)	38,170	101,094	(360,386)
Other comprehensive loss
Foreign currency translation loss	(3,753)	(6,592)	(8,469)
Total comprehensive income/(loss)	34,417	94,502	(368,855)
Less: Comprehensive (income)/loss attributable to non-controlling interests	(110)	39	545
Total comprehensive income/(loss) attributable to the Company	34,307	94,541	(368,310)

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN US$’000, EXCEPT SHARE DATA IN ’000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-	Total
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Shareholders’
	Number	Value	Capital	Losses	Income/(Loss)	Equity	Interests	Equity
As at January 1, 2022	864,531	86,453	1,505,196	(610,328)	5,572	986,893	52,621	1,039,514
Net (loss)/income	—	—	—	(360,835)	—	(360,835)	449	(360,386)
Issuances in relation to share option exercises	244	25	149	—	—	174	—	174
Share-based compensation
Share options	—	—	6,724	—	—	6,724	12	6,736
Long-term incentive plan (“LTIP”)	—	—	32,970	—	—	32,970	15	32,985
	—	—	39,694	—	—	39,694	27	39,721
LTIP—treasury shares acquired and held by Trustee	—	—	(48,084)	—	—	(48,084)	—	(48,084)
Dividends declared to non-controlling shareholders of subsidiaries (Note 23(iii))	—	—	—	—	—	—	(25,600)	(25,600)
Transfer between reserves	—	—	318	(318)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(7,475)	(7,475)	(994)	(8,469)
As at December 31, 2022	864,775	86,478	1,497,273	(971,481)	(1,903)	610,367	26,503	636,870
Net income	—	—	—	100,780	—	100,780	314	101,094
Issuances in relation to share option exercises	6,481	648	4,446	—	—	5,094	—	5,094
Share-based compensation
Share options	—	—	6,175	—	—	6,175	9	6,184
LTIP	—	—	23,619	—	—	23,619	(4)	23,615
	—	—	29,794	—	—	29,794	5	29,799
LTIP—treasury shares acquired and held by Trustee (Note 18(ii))	—	—	(9,071)	—	—	(9,071)	—	(9,071)
Dividends declared to non-controlling shareholders of subsidiaries (Note 23(iii))	—	—	—	—	—	—	(9,068)	(9,068)
Transfer between reserves	—	—	168	(168)	—	—	—	—
Divestment of subsidiaries	—	—	(114)	—	(25)	(139)	(4,555)	(4,694)
Divestment of other equity investee	—	—	(49)	—	4	(45)	—	(45)
Foreign currency translation adjustments	—	—	—	—	(6,239)	(6,239)	(353)	(6,592)
As at December 31, 2023	871,256	87,126	1,522,447	(870,869)	(8,163)	730,541	12,846	743,387
Net income	—	—	—	37,729	—	37,729	441	38,170
Issuances in relation to share option exercises	345	34	756	—	—	790	—	790
Share-based compensation
Share options	—	—	3,061	—	—	3,061	8	3,069
LTIP	—	—	27,294	—	—	27,294	(40)	27,254
	—	—	30,355	—	—	30,355	(32)	30,323
LTIP—treasury shares acquired and held by Trustee (Note 18(ii))	—	—	(36,064)	—	—	(36,064)	—	(36,064)
Dividend declared to a non-controlling shareholder of a subsidiary (Note 23(iii))	—	—	—	—	—	—	(1,000)	(1,000)
Transfer between reserves	—	—	32	(32)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(3,422)	(3,422)	(331)	(3,753)
As at December 31, 2024	871,601	87,160	1,517,526	(833,172)	(11,585)	759,929	11,924	771,853

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US$’000)

		Year Ended December 31,
	Note	2024	2023	2022
Net cash generated from/(used in) operating activities	27	497	219,258	(268,599)
Investing activities
Purchases of property, plant and equipment		(17,933)	(32,612)	(36,664)
Refund of leasehold land deposit		1,278	—	—
Deposits in short-term investments		(1,848,808)	(1,627,875)	(1,202,013)
Proceeds from short-term investments		1,769,403	1,342,846	1,518,453
Dividend and proceeds received from divestment of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”)		—	29,495	16,488
Proceeds from divestment of other equity investee		—	—	324
Proceeds from divestment of subsidiaries	23(i)	—	5,103	—
Cash disposed from divestment of subsidiaries		—	(8,093)	—
Net cash (used in)/generated from investing activities		(96,060)	(291,136)	296,588
Financing activities
Proceeds from issuances of ordinary shares	18(i)	790	5,094	174
Purchases of treasury shares	18(ii)	(36,064)	(9,071)	(48,084)
Dividends paid to non-controlling shareholders of subsidiaries	23(iii)	(1,000)	(9,068)	(25,600)
Proceeds from bank borrowings		36,199	61,705	17,753
Repayment of bank borrowings		(30,592)	—	(26,923)
Payment of issuance costs		—	—	(83)
Net cash (used in)/generated from financing activities		(30,667)	48,660	(82,763)
Net decrease in cash and cash equivalents		(126,230)	(23,218)	(54,774)
Effect of exchange rate changes on cash and cash equivalents		(3,401)	(6,471)	(9,490)
		(129,631)	(29,689)	(64,264)
Cash and cash equivalents
Cash and cash equivalents at beginning of year		283,589	313,278	377,542
Cash and cash equivalents at end of year		153,958	283,589	313,278
Supplemental disclosure for cash flow information
Cash paid for interest		2,509	421	150
Cash paid for tax, net of refunds	24(iii)	3,587	3,728	18,891
Supplemental disclosure for non-cash activities
(Decrease)/increase in accrued capital expenditures		(7,540)	5,713	9,618
Vesting of treasury shares for LTIP	18(ii)	42,127	18,148	12,034

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Business

HUTCHMED (China) Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investee have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC, including Hong Kong and Macau. In addition, the Group has established international operations in the United States of America (the “US”) and Europe (“EU”).

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited and the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”) are traded on the Nasdaq Global Select Market.

Liquidity

As at December 31, 2024, the Group had accumulated losses of US$833,172,000 primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at December 31, 2024, the Group had cash and cash equivalents of US$153,958,000, short-term investments of US$682,152,000 and unutilized bank borrowing facilities of US$60,549,000. Short-term investments comprised of bank deposits maturing over three months. Dividend received from Shanghai Hutchison Pharmaceuticals Limited (“SHPL”) for the years ended December 31, 2024, 2023 and 2022 were US$34,936,000, US$42,308,000 and US$43,718,000 respectively.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance date of the consolidated financial statements.

2. Particulars of Principal Subsidiaries and Equity Investee

		Equity interest
	Place of	attributable to
	establishment	the Group
	and	December 31,
Name	operations	2024	2023	Principal activities
Subsidiaries
HUTCHMED Limited	PRC	99.75%	99.75%	Research, development, manufacture and commercialization of pharmaceutical products
HUTCHMED International Corporation	US	99.75%	99.75%	Provision of professional, scientific and technical support services
Shanghai Hutchison Whampoa Pharmaceutical Sales Limited (formerly known as “Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited”)	PRC	50.87%	50.87%	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Healthcare Limited	PRC	100%	100%	Manufacture and distribution of healthcare products
Equity investee
SHPL	PRC	50%	50%	Manufacture and distribution of prescription drug products

3. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. When a subsidiary is deconsolidated from the date that control ceases, any gain or loss on the divestment of the interest sold is recognized in profit or loss. Amounts previously recognized in other comprehensive income/(loss) for the subsidiary are transferred to the consolidated statements of operations as part of the gain or loss on the divestment. All inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the US (“US GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and assumptions.

Foreign Currency Translation

The Company’s presentation currency and functional currency is the US dollar (“US$”). The financial statements of its subsidiaries with a functional currency other than the US$ have been translated into the Company’s presentation currency. All assets and liabilities of the subsidiaries are translated using year-end exchange rates and revenue and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in accumulated other comprehensive income/(loss) in shareholders’ equity.

Net foreign currency exchange gains/(losses) of US$5,060,000, US$8,661,000 and (US$5,704,000) were recorded in other income and expense in the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022 respectively.

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

The Group recognizes an allowance for current expected credit losses (“CECLs”) on financial assets not carried at fair value. The allowance for CECLs reflects the Group’s significant estimates and judgments in determining the portfolio groups and loss rates. CECLs are calculated over the expected life of the financial assets on an individual or a portfolio basis considering information available about the counterparties’ credit situation and collectability of the specific cash flows, including information about past events, current conditions and future forecasts.

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

Impairment of Long-lived Assets

The Group evaluates the recoverability of long-lived assets in accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. If indicators of impairment exist, the first step of the impairment test is performed to assess if the carrying value of the asset group exceeds the undiscounted cash flows of the asset group. If yes, the second step of the impairment test is performed in order to determine if the carrying value of the asset group exceeds the fair value. If yes, impairment is recognized for the excess.

Investment in an Equity Investee

Investment in an equity investee over which the Group has significant influence is accounted for using the equity method. The Group evaluates the equity method investment for impairment when events or circumstances suggest that its carrying amount may not be recoverable. An impairment charge would be recognized in earnings for a decline in value that is determined to be other-than-temporary after assessing the severity and duration of the impairment and the likelihood of recovery before disposal. The investment is recorded at fair value only if impairment is recognized.

Investment in Equity Security without Readily Determinable Fair Value

For the investment in equity security without readily determinable fair value, the Group elected the measurement alternative to record the investment at cost, which was its initial fair value estimated using the discounted cash flow method. Under the measurement alternative, there will be no subsequent mark-to-market adjustments to the investment’s carrying value, other than (i) any observable price changes in orderly transactions for the identical or similar investment of the same issuer or (ii) impairment. At each reporting date, the Group makes a qualitative assessment of whether the investment is impaired and if the assessment indicates impairment, the Group estimates the investment’s fair value and if the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value.

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

Share-based Compensation

Share Options

The Group recognizes share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the Polynomial model and Monte Carlo simulation model. The Polynomial pricing model and Monte Carlo simulation model use various inputs to measure fair value, including the market value of the Company’s underlying ordinary shares at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The Group recognizes share-based compensation expense in the consolidated statements of operations on a graded vesting basis over the requisite service period, and accounts for forfeitures as they occur.

Share options are classified as equity-settled awards. Share-based compensation expense, when recognized, is charged to the consolidated statements of operations with the corresponding entry to additional paid-in capital.

LTIP

The Group recognizes the share-based compensation expense on the LTIP awards based on a fixed or determinable monetary amount on a straight-line basis for each annual tranche awarded over the requisite period. For LTIP awards with performance targets, prior to their determination date, the amount of LTIP awards that is expected to vest takes into consideration the achievement of the performance conditions and the extent to which the performance conditions are likely to be met. Performance conditions vary by awards, and may include targets for shareholder returns, revenue, net income after taxes and the achievement of clinical, regulatory, business development and manufacturing milestones.

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

The Group’s contributions to defined contribution plans for the years ended December 31, 2024, 2023 and 2022 were US$11,597,000, US$11,708,000 and US$11,795,000 respectively.

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

The Group principally generates revenue from (1) sales of goods, which are the manufacture or purchase and distribution of pharmaceutical products and other healthcare products, and (2) provision of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. The Group evaluates whether it is the principal or agent for these contracts. Where the Group obtains control of the goods for distribution, it is the principal (i.e. recognizes sales of goods on a gross basis). Where the Group does not obtain control of the goods for distribution, it is the agent (i.e. recognizes provision of services on a net basis). Control is primarily evidenced by taking physical possession and inventory risk of the goods.

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

The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. The Group estimates the standalone selling prices based on the income approach and cost plus margin approach. Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using a percentage-of-completion method. The Group has determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenue is recognized as future sales occur as they meet the requirements for the sales-based royalty exception.

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

Government Grants

Grants from governments are recognized at their fair values. Government grants that are received in advance are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate. Government grants in relation to the achievement of stages of research and development projects are recognized in the consolidated statements of operations when amounts have been received and all attached conditions have been met. Non-refundable grants received without any further obligations or conditions attached are recognized immediately in the consolidated statements of operations. Government grants associated with research and development activities offset research and development expenses and all other grants are recognized to other income.

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

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Company chief executive officer who is the Group’s chief operating decision maker (“CODM”). The chief operating decision maker reviews the Group’s internal reporting in order to assess performance and allocate resources.

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

4. Fair Value Disclosures

Cash equivalents, short-term investments, accounts receivable, other receivables, amounts due from related parties, accounts payable and other payables are carried at cost, which approximates fair value due to the short-term nature of these financial instruments. Bank borrowings are floating rate instruments and carried at amortized cost, which approximates fair values.

5. Cash and Cash Equivalents and Short-term Investments

	December 31,
	2024	2023

	(in US$’000)
Cash and Cash Equivalents
Cash at bank and on hand	84,480	129,968
Bank deposits maturing in three months or less	69,478	153,621
	153,958	283,589
Short-term Investments
Bank deposits maturing over three months (note)	682,152	602,747
	836,110	886,336

Note: The maturities for short-term investments ranged from 91 to 186 days and 91 to 187 days for the years ended December 31, 2024 and 2023 respectively.

Certain cash and bank balances denominated in RMB, US$ and UK Pound Sterling (“£”) were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government. Cash and cash equivalents and short-term investments were denominated in the following currencies:

	December 31,
	2024	2023

	(in US$’000)
US$	795,566	836,718
RMB	37,906	45,772
Hong Kong dollar (“HK$”)	2,396	3,114
	£212	713
Others	30	19
	836,110	886,336

6. Accounts Receivable

Accounts receivable from contracts with customers consisted of the following:

	December 31,
	2024	2023

	(in US$’000)
Accounts receivable—third parties	155,155	115,169
Accounts receivable—related parties (Note 23(ii))	452	1,896
Allowance for credit losses	(70)	(171)
Accounts receivable, net	155,537	116,894

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

An aging analysis for accounts receivable—third parties based on the relevant invoice dates is as follows:

	December 31,
	2024	2023

	(in US$’000)
Not later than 3 months	138,695	96,057
Between 3 months to 6 months	9,914	11,507
Between 6 months to 1 year	5,418	6,439
Later than 1 year	1,128	1,166
Accounts receivable—third parties	155,155	115,169

Movements on the allowance for credit losses:

	2024	2023	2022

	(in US$’000)
As at January 1	171	60	20
Increase in allowance for credit losses	70	141	150
Decrease in allowance due to subsequent collection	(168)	(16)	(107)
Exchange difference	(3)	(7)	(3)
Divestment of subsidiaries	—	(7)	—
As at December 31	70	171	60

7. Other Receivables, Prepayments and Deposits

Other receivables, prepayments and deposits consisted of the following:

	December 31,
	2024	2023

	(in US$’000)
Prepayments	7,924	7,108
Value-added tax receivables	3,297	2,166
Interest receivables	2,741	2,936
Deposits	1,081	1,065
Others	1,566	1,614
	16,609	14,889

No allowance for credit losses has been made for other receivables, prepayments and deposits for the years ended December 31, 2024 and 2023.

8. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31,
	2024	2023

	(in US$’000)
Raw materials	24,349	26,784
Finished goods	26,051	23,474
	50,400	50,258

9. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

				Furniture
				and
				fixtures,
				other
				equipment
		Leasehold	Plant and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2024	56,722	17,852	23,484	39,817	8,421	146,296
Additions	—	96	669	1,696	7,932	10,393
Disposals	—	—	(48)	(762)	—	(810)
Transfers	3,256	673	2,700	2,265	(8,894)	—
Exchange differences	(1,634)	(464)	(712)	(1,063)	(191)	(4,064)
As at December 31, 2024	58,344	18,157	26,093	41,953	7,268	151,815
Accumulated depreciation and impairment
As at January 1, 2024	2,270	15,168	5,463	23,668	—	46,569
Depreciation	3,002	1,278	2,505	5,285	—	12,070
Impairment	—	171	2,012	732	—	2,915
Disposals	—	—	(42)	(758)	—	(800)
Exchange differences	(124)	(403)	(215)	(695)	—	(1,437)
As at December 31, 2024	5,148	16,214	9,723	28,232	—	59,317
Net book value
As at December 31, 2024	53,196	1,943	16,370	13,721	7,268	92,498

				Furniture
				and
				fixtures,
				other
				equipment
		Leasehold	Plant and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2023	2,233	16,836	7,454	31,738	54,550	112,811
Additions	—	216	99	1,094	36,916	38,325
Disposals	—	—	(230)	(468)	—	(698)
Divestment of subsidiaries	—	(202)	—	(172)	—	(374)
Transfers	54,549	1,420	16,373	8,453	(80,795)	—
Exchange differences	(60)	(418)	(212)	(828)	(2,250)	(3,768)
As at December 31, 2023	56,722	17,852	23,484	39,817	8,421	146,296
Accumulated depreciation and impairment
As at January 1, 2023	1,753	13,282	2,670	19,159	—	36,864
Depreciation	565	1,824	1,008	4,491	—	7,888
Impairment	—	515	2,013	1,150	—	3,678
Disposals	—	—	(148)	(464)	—	(612)
Divestment of subsidiaries	—	(97)	—	(143)	—	(240)
Exchange differences	(48)	(356)	(80)	(525)	—	(1,009)
As at December 31, 2023	2,270	15,168	5,463	23,668	—	46,569
Net book value
As at December 31, 2023	54,452	2,684	18,021	16,149	8,421	99,727

10. Leases

Leases consisted of the following:

	December 31,
	2024	2023

	(in US$’000)
Right-of-use assets
Offices (note)	4,180	3,321
Factories	—	113
Warehouse	—	1,061
Others	317	170
Total right-of-use assets	4,497	4,665
Lease liabilities, current portion	2,925	3,927
Lease liabilities, non-current portion	4,089	2,860
Total lease liabilities	7,014	6,787

Note: Includes US$1.0 million right-of-use asset for corporate offices in Hong Kong that is leased through May 2027 in which the contract has a termination option with 1-month advance notice. The termination option was not recognized as part of the right-of-use asset and lease liability as it is uncertain that the Group will exercise such option.

Lease activities are summarized as follows:

	Year Ended December 31,
	2024	2023

	(in US$’000)
Lease expenses:
Short-term leases with lease terms equal or less than 12 months	208	203
Leases with lease terms greater than 12 months	4,541	5,314
Impairment	1,889	2,088
	6,638	7,605
Cash paid on lease liabilities	5,089	5,461
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	5,356	3,429
Non-cash: Lease liabilities changed in relation to modifications and terminations	(160)	—

Lease contracts are typically within a period of 1 to 8 years. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2024 was 2.54 years and 3.25% respectively. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2023 was 2.49 years and 2.92% respectively.

Future lease payments are as follows:

December 31,
2024
(in US$’000)
Lease payments:
Not later than 1 year	3,101
Between 1 to 2 years	2,710
Between 2 to 3 years	1,269
Between 3 to 4 years	174
Between 4 to 5 years	37
Total lease payments	7,291
Less: Discount factor	(277)
Total lease liabilities	7,014

11. Investment in an Equity Investee

Investment in an equity investee consisted of the following:

	December 31,
	2024	2023

	(in US$’000)
SHPL	77,765	48,411

SHPL is a private company with no quoted market prices available for its shares.

In December 2024, the Group entered into two sale and purchase agreements (“SPA”) to sell an aggregate 45% equity interest in SHPL out of its current 50% equity interest for a cash consideration of RMB4.5 billion (equivalent to US$608.4 million). The first SPA was entered into with the parent company of the existing 50% SHPL joint venture partner to purchase 10% of SHPL for RMB1.0 billion (equivalent to US$135.2 million) and the second SPA was entered into with a China-based private-equity firm (“PE Buyer”) to purchase 35% of SHPL for RMB3.5 billion (equivalent to US$473.2 million) subject to a compensation payment clause based on guaranteed profit growth targets for the 3 years up to 2027 with total payments capped at RMB696 million (equivalent to US$94.6 million). In addition, the second SPA allows the PE Buyer to designate two parties to purchase all or part of the 35% equity interest in SHPL.

In February 2025, the PE Buyer designated two parties in which it is the general partner and the Group entered into two separate SPAs which replaced the original SPA, to sell an approximately 25% and 10% equity interest in SHPL respectively on substantially the same terms.

The closing of the transactions is subject to the simultaneous closing of each SPA, regulatory approval and other closing conditions.

Summarized financial information for SHPL is as follows:

(i)	Summarized balance sheets

	December 31,
	2024	2023

	(in US$’000)
Current assets	213,707	201,025
Non-current assets	67,561	73,939
Current liabilities	(126,154)	(179,649)
Non-current liabilities	(3,859)	(3,687)
Net assets	151,255	91,628

(ii)	Summarized statements of operations

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Revenue	393,525	385,483	370,600
Gross profit	286,524	284,361	281,113
Interest income	768	754	980
Profit before taxation	109,586	112,488	116,454
Income tax expense (note (a))	(15,880)	(17,636)	(16,738)
Net income (note(b))	93,706	94,852	99,716

Notes:

(a)	The main entity within the SHPL group has been granted the High and New Technology Enterprise (“HNTE”) status. Accordingly, the entity was eligible to use a preferential income tax rate of 15% for the years ended December 31, 2024, 2023 and 2022.
(b)	Net income is before elimination of unrealized profits on transactions with the Group. The amounts eliminated were approximately US$384,000, US$131,000 and US$110,000 for the years ended December 31, 2024, 2023 and 2022 respectively.

(iii)	Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of the investment in an equity investee is as follows:

	2024	2023	2022

	(in US$’000)
Opening net assets after non-controlling interests as at January 1	91,628	141,433	145,741
Net income attributable to the shareholders of an equity investee	93,706	94,852	99,716
Dividends declared	(29,587)	(146,974)	(87,436)
Deemed distribution	(690)	—	—
Other comprehensive (loss)/income	(3,801)	2,317	(16,588)
Closing net assets after non-controlling interests as at December 31	151,256	91,628	141,433
Group’s share of net assets	75,628	45,814	70,717
Goodwill	2,718	2,795	2,872
Elimination of unrealized profits on downstream sales	(581)	(198)	(128)
Carrying amount of investments as at December 31	77,765	48,411	73,461

SHPL had the following capital commitments:

December 31,
2024
(in US$’000)
Property, plant and equipment
Contracted but not provided for	741

12. Investment in Equity Security

In January 2021, the Group and Inmagene Biopharmaceuticals (“Inmagene”) entered into a strategic partnership agreement for Inmagene to further develop and fund novel preclinical drugs candidates discovered by the Group for the potential treatment of multiple immunological diseases. Under the terms of the agreement, the Group granted Inmagene exclusive options to four (subsequently amended to three in April 2023) drug candidates. Exercise of the options will grant Inmagene the right to further develop, manufacture and commercialize the exercised specific drug candidates worldwide, with the Group retaining first right to co-commercialization in mainland China.

In July 2024, Inmagene exercised options on two drug candidates (IMG-004 and IMG-007), and the Group received 140,636,592 Inmagene ordinary shares representing approximately 7.5% of Inmagene’s issued shares at the time. The shares were recorded as a financial asset at an initial carrying value of US$5.0 million, which was its then fair value estimated using the discounted cash flow method.

In December 2024, Inmagene announced that it has entered into (i) a definitive merger agreement with a third party listed on the NASDAQ, and (ii) subscription agreements for a US$75 million private placement after the merger (the “Merger”). The combined entity will (i) focus on the development of a drug candidate licensed from the Group (IMG-007 a monoclonal antibody targeting OX-40) and (ii) issue to current Inmagene shareholders contingent value rights on any net proceeds from the disposition of Inmagene’s remaining assets. The Merger is expected to close in mid-2025 subject to regulatory approval and other closing conditions. As the transactions have not closed as at December 31, 2024, there was no adjustment to the carrying value of the Group’s investment in equity security.

13. Accounts Payable

	December 31,
	2024	2023

	(in US$’000)
Accounts payable	42,521	36,327

Substantially all accounts payable are denominated in HK$, RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

An aging analysis based on the relevant invoice dates is as follows:

	December 31,
	2024	2023

	(in US$’000)
Not later than 3 months	37,805	33,233
Between 3 months to 6 months	2,638	1,058
Between 6 months to 1 year	833	941
Later than 1 year	1,245	1,095
	42,521	36,327

14. Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	December 31,
	2024	2023

	(in US$’000)
Accrued research and development expenses	153,978	153,737
Accrued salaries and benefits	29,751	45,048
Accrued capital expenditures	15,858	23,659
Accrued selling and marketing expenses	14,705	16,340
Accrued administrative and other general expenses	14,046	15,777
Deferred government grants (Note 21)	6,004	740
Advances for inventory purchases	5,663	1,896
Amounts due to related parties (Note 23(ii))	2,016	2,162
Deposits	1,627	1,564
Others	12,476	10,476
	256,124	271,399

15. Bank Borrowings

Bank borrowings consisted of the following:

	December 31,
	2024	2023

	(in US$’000)
Current	23,372	31,155
Non-current	59,434	48,189
	82,806	79,344

The weighted average interest rate for outstanding bank borrowings for the years ended December 31, 2024 and 2023 was 3.02% per annum and 3.41% per annum respectively. The carrying amounts of the Group’s outstanding bank borrowings as at December 31, 2024 and 2023 were denominated in RMB.

(i)	Short-term working capital loan facility

In October 2024, a subsidiary entered into a short-term unsecured working capital loan facility with a bank in the amount of RMB300,000,000 (US$40,769,000) with an annual interest rate at the 1-year China Loan Prime Rate (“LPR”) less 0.82%. As at December 31, 2024, RMB163,119,000 (US$22,167,000) was drawn from the facility.

(ii)	10-year fixed asset loan facility

In October 2021, a subsidiary entered into a 10-year fixed asset loan facility agreement with the bank for the provision of a secured credit facility in the amount of RMB754,880,000 (US$102,586,000) with an annual interest rate at the 5-year China LPR less 0.8% (which was supplemented in June 2022) and interest payments commencing upon completion of the underlying construction in progress. This credit facility is guaranteed by the immediate holding company of the subsidiary and secured by the underlying leasehold land and buildings (Shanghai manufacturing facility). As at December 31, 2024 and 2023, RMB446,212,000 (US$60,639,000) and RMB344,840,000 (US$48,189,000) were utilized from the fixed asset loan facility respectively.

For the years ended December 31, 2024 and 2023, US$44,000 and US$1,047,000 were related to capitalized interest.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	December 31,
	2024	2023

	(in US$’000)
Not later than 1 year	23,372	31,155
Between 1 to 3 years	6,426	3,192
Between 3 to 4 years	8,033	2,872
Between 4 to 5 years	12,049	6,384
Later than 5 years	32,926	35,741
	82,806	79,344

As at December 31, 2024 and 2023, the Group had aggregate unutilized bank borrowing facilities of US$60,549,000 and US$68,069,000 respectively.

16. Commitments and Contingencies

The Group had the following capital commitments:

December 31,
2024
(in US$’000)
Property, plant and equipment
Contracted but not provided for	3,058

The Group does not have any other significant commitments or contingencies.

17. Ordinary Shares

As at December 31, 2024, the Company is authorized to issue 1,500,000,000 ordinary shares.

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

As at December 31, 2024, the aggregate number of shares issuable under the Hutchmed Share Option Scheme was 41,474,713 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 628,398,905 ordinary shares.

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

A summary of the Company’s share option activity and related information is as follows:

			Weighted average
		Weighted average	remaining	Aggregate
	Number of	exercise price in	contractual life	intrinsic value
	share options	US$ per share	(years)	(in US$’000)
Outstanding at January 1, 2023	39,521,395	4.34	6.55	11,525
Granted	1,221,900	2.50
Exercised	(6,480,930)	2.30
Cancelled	(2,832,340)	4.61
Expired	(1,893,370)	5.55
Outstanding at December 31, 2023	29,536,655	4.57	6.67	9,924
Granted (note)	2,965,328	3.69
Exercised	(344,825)	2.29
Cancelled	(892,600)	4.38
Expired	(1,624,285)	5.23
Outstanding at December 31, 2024	29,640,273	4.47	5.99	3,804
Vested and exercisable at December 31, 2023	18,198,170	5.10	5.91	1,753
Vested and exercisable at December 31, 2024	21,186,120	4.92	5.13	1,387

Note: Includes aggregate 2,765,328 share options granted to an executive director. 1,359,561 share options were granted in March 2024 and 1,405,767 share options were granted in August 2024 where the number of share options exercisable is subject to certain performance targets based on a market condition covering the 3-year periods from 2023 to 2025 and from 2024 to 2026 respectively which has been reflected in estimating the grant date fair value using the Monte Carlo simulation model. The grant date fair value of such awards are US$1.29 and US$1.24 per share respectively. Vesting of such awards will occur in March 2026 and March 2027 respectively if the performance targets are met.

In estimating the fair value of share options granted, the following assumptions were used in the Monte Carlo simulation model for the awards that are subject to certain performance targets based on a market condition and Polynomial model for other options granted in the periods indicated:

	Year Ended December 31,
	2024	2023
Weighted average grant date fair value of share options (in US$ per share)	1.29	1.14
Significant inputs into the valuation model (weighted average):
Exercise price (in US$ per share)	3.69	2.50
Share price at effective date of grant (in US$ per share)	3.69	2.50
Expected volatility (note (a))	54.7%	53.3%
Risk-free interest rate (note (b))	3.86%	3.69%
Contractual life of share options (in years)	10	10
Expected dividend yield (note (c))	0%	0%

Notes:

(a)	The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.
(b)	The risk-free interest rates reference the US Treasury yield curves.
(c)	The Company has not declared or paid any dividends and does not currently expect to do so prior to the exercise of the granted share options, and therefore uses an expected dividend yield of zero in the valuation models.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Cash received from share option exercises	790	5,094	174
Total intrinsic value of share option exercises	476	4,626	92

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Research and development expenses	1,970	3,250	4,803
Selling and administrative expenses	1,042	2,843	1,803
Cost of revenue	57	91	130
	3,069	6,184	6,736

As at December 31, 2024, the total unrecognized compensation cost was US$4,162,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 1.82 years.

(ii)	LTIP

The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Awarded Shares”) to be purchased by the Trustee up to a cash amount excluding any cash elected payments. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, revenue, net income/(loss) after taxes and the achievement of clinical, regulatory, business development and manufacturing milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

Upon the determination date, based on the actual achievement of performance target, the amount previously recorded in the liability will be adjusted through share-based compensation expense. The Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital.

Granted awards under the LTIP are as follows:

	Maximum cash amount	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date
June 5, 2023	54.9	2023	note (a)
March 13, 2024	0.7	note (b)	note (b)
August 5, 2024	19.3	2024-2026	note (c)
August 5, 2024	0.3	note (d)	note (d)

Notes:

(a)	The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.
(b)	This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.
(c)	The annual performance target determination dates are the dates of the announcements of the Group’s annual results for the financial years ending December 31, 2024, 2025 and 2026. Vesting occurs in 2027, three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2026.
(d)	This award does not stipulate performance targets and is subject to a vesting schedule of 50% on the first and second anniversaries of the date of grant.

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

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in ordinary shares equivalent) held by the Trustee were as follows:

	Number of	Cost
	treasury shares	(in US$’000)
As at January 1, 2023	19,601,375	76,064
Purchased	2,725,515	9,071
Vested	(4,714,205)	(18,148)
As at December 31, 2023	17,612,685	66,987
Purchased	10,259,133	36,064
Vested	(11,154,360)	(42,127)
As at December 31, 2024	16,717,458	60,924

Based on the estimated achievement of performance conditions for 2024 financial year LTIP awards, the determined monetary amount was US$3,306,000 which is recognized to share-based compensation expense over their requisite vesting period.

For the years ended December 31, 2024 and 2023, US$12,632,000 and US$7,332,000 of the LTIP awards were forfeited respectively based on the determined or estimated monetary amount as at the forfeiture date.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Research and development expenses	12,098	18,224	16,101
Selling and administrative expenses	6,028	11,690	7,376
Cost of revenue	414	502	373
	18,540	30,416	23,850
Recorded with a corresponding credit to:
Liability	3,710	11,364	6,216
Additional paid-in capital	14,830	19,052	17,634
	18,540	30,416	23,850

For the years ended December 31, 2024, 2023 and 2022, US$12,424,000, US$4,563,000 and US$15,351,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2024 and 2023, US$1,443,000 and US$10,502,000 were recorded in liabilities respectively.

As at December 31, 2024, the total unrecognized compensation cost was approximately US$21,469,000, which considers expected performance targets and the amounts expected to vest, and will be recognized over the requisite periods.

19. Revenue

The following table presents revenue disaggregated by contract type:

	Year Ended December 31, 2024
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Invoiced Goods—Marketed Products	128,008	—	128,008
—Distribution	—	266,836	266,836
Services—Commercialization of Marketed Products	52,485	—	52,485
—Research and development	471	—	471
License & Collaborations—Services	57,968	—	57,968
—Royalties	71,041	—	71,041
—Licensing	43,000	—	43,000
—Manufacturing supply	10,392	—	10,392
	363,365	266,836	630,201

Third parties	362,894	262,982	625,876
Related parties (Note 23(i))	471	3,854	4,325
	363,365	266,836	630,201

	Year Ended December 31, 2023
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Invoiced Goods—Marketed Products	83,087	—	83,087
—Distribution	—	309,383	309,383
Services—Commercialization of Marketed Products	48,608	—	48,608
—Research and development	481	—	481
License & Collaborations—Services	80,397	—	80,397
—Royalties	32,470	—	32,470
—Licensing	278,855	—	278,855
—Manufacturing supply	4,718	—	4,718
	528,616	309,383	837,999

Third parties	528,135	301,119	829,254
Related parties (Note 23(i))	481	8,264	8,745
	528,616	309,383	837,999

	Year Ended December 31, 2022
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Invoiced Goods—Marketed Products	57,057	—	57,057
—Distribution	—	262,565	262,565
Services—Commercialization of Marketed Products	41,275	—	41,275
—Research and development	507	—	507
License & Collaborations—Services	23,741	—	23,741
—Royalties	26,310	—	26,310
—Licensing	14,954	—	14,954
	163,844	262,565	426,409

Third parties	163,337	257,272	420,609
Related parties (Note 23(i))	507	5,293	5,800
	163,844	262,565	426,409

The following table presents liability balances from contracts with customers:

	December 31,
	2024	2023

	(in US$’000)
Deferred revenue
Current—Oncology/Immunology segment (note (a))	50,007	57,566
Current—Other Ventures segment (note (b))	64	73
	50,071	57,639
Non-current—Oncology/Immunology segment (note (a))	48,432	69,480
Total deferred revenue (note (c) and (d))	98,503	127,119

Notes:

(a)	Oncology/Immunology segment deferred revenue relates to unamortized upfront and milestone payments, invoiced amounts for royalties where the customer has not yet completed the in-market sale and advance consideration received for cost reimbursements which are attributed to research and development services that have not yet been rendered as at the reporting date.
(b)	Other Ventures segment deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.
(c)	Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

	December 31,
	2024	2023

	(in US$’000)
Not later than 1 year	50,071	57,639
Between 1 to 2 years	39,288	32,797
Between 2 to 3 years	4,084	30,918
Between 3 to 4 years	1,095	844
Later than 4 years	3,965	4,921
	98,503	127,119

(d)	As at January 1, 2024, deferred revenue was US$127.1 million, of which US$42.1 million was recognized during the year ended December 31, 2024.

License and collaboration agreement with Takeda Pharmaceuticals

On January 23, 2023, the Group and Takeda Pharmaceuticals International AG (“Takeda”) entered into an exclusive out-licensing agreement (the “Takeda Agreement”) in territories outside of Mainland China, Hong Kong and Macau (the “Territory”) to further the global development, commercialization and manufacturing of Fruzaqla, also known as fruquintinib, a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the Takeda Agreement, the Group is entitled to receive a series of payments up to US$1.13 billion, including upfront, regulatory, development and commercial sales milestone payments, plus royalties on net sales in the Territory. Fruzaqla was successfully approved for commercialization in the US in November 2023, which triggered a regulatory approval milestone of US$35 million. For the year ended December 31, 2024, Takeda has delivered over US$200 million in net sales of Fruzaqla, which triggered a commercial sales milestone of US$20 million. Following the regulatory and first pricing approval of Fruzaqla in Japan in November 2024 and the regulatory approval and the first national reimbursement recommendation in Europe in December 2024, regulatory approval milestone payments of US$5 million and US$10 million were triggered respectively.

Upfront and cumulative milestone payments according to the Takeda Agreement achieved up to December 31, 2024 are summarized as follows:

(in US$’000)
Upfront payment	400,000
Regulatory approval milestone payments achieved	50,000
Commercial sales milestone payment achieved	20,000

Note: As of December 31, 2024, US$310.9 million of the upfront payment, US$49.2 million of the regulatory approval milestone payments and US$20.0 million of the commercial sales milestone payment were recognized as revenue, including US$30.9 million, US$17.2 million and US$20.0 million respectively during the year ended December 31, 2024.

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

Revenue recognized under the Takeda Agreement is as follows:

	Year Ended December 31,
	2024	2023

	(in US$’000)
Manufacturing supply—Invoiced Marketed Products sales	51,378	5,053
—Allocated from upfront payment	10,392	4,718
Services —Research and development	18,949	33,892
—Allocated from upfront and milestone payments	25,384	28,494
Royalties—Marketed Products	39,386	2,092
Licensing—Allocated from upfront and milestone payments	32,300	278,855
	177,789	353,104

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

Upfront and cumulative milestone payments according to the Lilly Agreement achieved up to December 31, 2024 are summarized as follows:

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

Revenue recognized under the Lilly Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Goods—Invoiced Marketed Products sales	15,826	16,966	14,407
Services—Commercialization of Marketed Products	52,485	48,608	41,275
—Research and development	230	2,828	8,031
—Allocated from upfront and milestone payments	—	12	23
Royalties—Marketed Products	18,022	16,560	13,954
	86,563	84,974	77,690

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

In August 2016 (as amended in December 2020), the Group entered into an amendment to the AZ Agreement whereby the Group shall pay the first approximately US$50 million of phase III clinical trial costs related to developing Orpathys for renal cell carcinoma (“RCC”), and remaining costs will be shared between the Group and AZ. Subject to approval of Orpathys in RCC, the Group would receive additional tiered royalties on all sales outside of China, with the incremental royalty rates determined based on actual sharing of development costs. In November 2021, the Group entered into an additional amendment which revised the sharing between the Group and AZ of development costs for Orpathys in China for non-small cell lung cancer (“NSCLC”), as well as adding potential development milestones.

Upfront and cumulative milestone payments according to the AZ Agreement achieved up to December 31, 2024 are summarized as follows:

(in US$’000)
Upfront payment	20,000
Development milestone payments achieved (note)	46,000
First-sale milestone payment achieved	25,000

Note: In December 2024, a new drug application for savolitinib in combination with osimertinib for the treatment of NSCLC was accepted by the China National Medical Products Administration, which triggered a development milestone payment of US$6 million.

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

Revenue recognized under the AZ Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Goods—Invoiced Marketed Products sales	10,874	15,013	9,904
Services—Research and development	13,072	14,993	14,106
—Allocated from upfront and milestone payments	333	77	361
Royalties—Marketed Products	13,633	13,818	12,356
Licensing—Allocated from upfront and milestone payments	5,700	—	14,954
	43,612	43,901	51,681

20. Research and Development Expenses

Research and development expenses are summarized as follows:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Clinical trial related costs	135,652	199,728	255,935
Personnel compensation and related costs	69,079	93,030	119,306
Other research and development expenses	7,378	9,243	11,652
	212,109	302,001	386,893

Research and development expenses include expenditures for collaborative arrangements under ASC 808 to evaluate the combination of the Group’s drug compounds with the collaboration partners’ drug compounds. For the years ended December 31, 2024, 2023 and 2022, the Group has incurred US$10.9 million, US$22.0 million and US$14.7 million respectively, related to such collaborative arrangements.

21. Government Grants

Government grants in the Oncology/Immunology segment are primarily given in support of the construction of a manufacturing plant in Shanghai and R&D activities which are conditional upon i) the Group spending a predetermined amount, regardless of success or failure of the research and development projects and/or ii) the achievement of certain stages of research and development projects being approved by the relevant PRC government authority. They are refundable to the government if the conditions are not met. Government grants in the Other Ventures segment are primarily given to promote local initiatives. These government grants may be subject to ongoing reporting and monitoring by the government over the period of the grant.

Government grants, which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate, are recognized in other payables, accruals and advance receipts (Note 14) and other non-current liabilities. For the years ended December 31, 2024, 2023 and 2022, the Group received government grants of US$9.6 million, US$4.1 million and US$8.5 million respectively.

Government grants were recognized in the consolidated statements of operations as follows:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Research and development expenses	1,256	1,054	4,556
Other income	3,095	3,134	1,434
	4,351	4,188	5,990

22. Other income/(expense)

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Other income:
Foreign exchange gains	5,060	8,661	—
Government grants	3,095	3,134	1,434
Others	2,119	1,154	399
	10,274	12,949	1,833
Other expense:
Impairment of property, plant and equipment	(2,915)	(3,678)	—
Impairment of right-of-use assets	(1,889)	(2,088)	—
Foreign exchange losses	—	—	(5,704)
Fair value losses on warrant	—	—	(2,452)
Others	(80)	(2,636)	(5,353)
	(4,884)	(8,402)	(13,509)

23. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)	Transactions with related parties:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison	5	1,914	3,610
An equity investee	3,849	6,350	1,683
	3,854	8,264	5,293
Revenue from research and development services from:
An equity investee	471	481	507
Purchases from:
An equity investee	2,777	3,651	4,231
Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	—	150	227
An equity investee	—	—	127
	—	150	354
Rendering of management services from:
An indirect subsidiary of CK Hutchison	1,087	997	980
Divestment of subsidiaries to:
An indirect subsidiary of CK Hutchison (note (a))	—	5,103	—

(ii)	Balances with related parties included in:

	December 31,
	2024	2023

	(in US$’000)
Accounts receivable—related parties
An equity investee (note (b))	452	1,896
Amounts due from related parties
An indirect subsidiary of CK Hutchison (note (b))	—	228
An equity investee (note (b) and (c))	7,899	28,234
	7,899	28,462
Other payables, accruals and advance receipts
Indirect subsidiaries of CK Hutchison (note (d) and (f))	1,928	2,017
An equity investee (note (b) and (e))	88	145
	2,016	2,162
Other non-current liabilities
An equity investee (note (e))	142	450
An indirect subsidiary of CK Hutchison (note (f))	6,475	7,619
	6,617	8,069

Notes:

(a)	On December 7, 2023, the Group completed a transaction to divest Hutchison Hain Organic (Hong Kong) Limited and HUTCHMED Science Nutrition Limited to an indirect subsidiary of CK Hutchison for proceeds of US$5,103,000. A gain on divestment of US$96,000 was recorded in other income for the year ended December 31, 2023.

(b)	Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities. No allowance for credit losses has been made for amounts due from related parties for the years ended December 31, 2024 and 2023.
(c)	As at December 31, 2024 and 2023, dividends receivable of US$6,795,000 and US$27,130,000 was included in amounts due from related parties respectively.
(d)	Amounts due to indirect subsidiaries of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.
(e)	Includes other deferred income representing amounts recognized from granting of commercial, promotion and marketing rights.
(f)	As at December 31, 2024 and 2023, a branding liability payable of US$1,538,000 was included in amounts due to related parties under other payables, accruals and advance receipts. As at December 31, 2024 and 2023, US$6,475,000 and US$7,619,000 of the branding liability payable was included in other non-current liabilities respectively.
(iii)	Transactions with non-controlling shareholders of subsidiaries:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Sales	54,532	66,417	47,611
Purchases	288	5,733	7,936
Dividends declared	1,000	9,068	25,600
Distribution service fee	216	369	—

(iv)	Balances with non-controlling shareholders of subsidiaries included in:

	December 31,
	2024	2023

	(in US$’000)
Accounts receivable	8,084	7,824
Accounts payable	77	27
Other payables, accruals and advance receipts	427	309

24. Income Taxes

(i)	Income tax expense/(benefit)

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Current tax
HK (note (a))	—	45	301
PRC (note (b))	1,723	1,767	2,580
US and others (note (c))	161	471	399
Total current tax	1,884	2,283	3,280
Deferred income tax expense/(benefit)	5,308	2,226	(3,563)
Income tax expense/(benefit)	7,192	4,509	(283)

Notes:

(a)	The Company, certain subsidiaries incorporated in the British Virgin Islands and Cayman Islands, and its Hong Kong subsidiaries are subject to Hong Kong profits tax. Under the Hong Kong two-tiered profits tax rates regime, the first HK$2.0 million (US$0.3 million) of assessable profit of qualifying corporation will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong profits tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.
(b)	Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in relevant entities. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for a preferential tax rate of 15% for companies which qualify as HNTE. HUTCHMED Limited and its wholly-owned subsidiary HUTCHMED (Suzhou) Limited qualify as a HNTE up to December 31, 2025 and 2026 respectively.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holder of the equity investee of the Company is a Hong Kong incorporated company and Hong Kong tax resident, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at December 31, 2024, 2023 and 2022, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the equity investee operating in the PRC will be distributed as dividends.

Pursuant to PRC Bulletin on Issues of Enterprise Income Tax and Indirect Transfers of Assets by Non-PRC Resident Enterprises, an indirect transfer of a PRC resident enterprise by a non-PRC resident enterprise, via the transfer of an offshore intermediate holding company, shall be subject to PRC withholding tax under certain conditions.

(c)

The Company’s subsidiary in the US with operations primarily in New Jersey is subject to US taxes, primarily federal and state taxes, which have been provided for at approximately 21% (federal) and 0% to 8.2% (state tax) on the estimated assessable profit over the reporting years. Certain income receivable by the Company is subject to US withholding tax of 30%. Certain of the Group’s subsidiaries are subject to corporate tax in the UK and EU countries at 25% and 19% to 25%, respectively, on the estimated assessable profits in relation to their presence in these countries.

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s (loss)/income before income taxes and equity in earnings of an equity investee is as follows:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
(Loss)/income before income taxes and equity in earnings of an equity investee	(1,107)	58,308	(410,422)
Tax calculated at the statutory tax rate of the Company	(183)	9,621	(67,720)
Tax effects of:
Different tax rates applicable in different jurisdictions	(2,400)	541	6,316
Tax valuation allowance	24,254	26,629	93,243
Preferential tax rate difference	(18)	(3,065)	(171)
Preferential tax deduction and credits	(22,608)	(32,667)	(40,791)
Expenses not deductible for tax purposes	10,129	7,086	8,886
Withholding tax on undistributed earnings of a PRC entity	2,323	2,386	2,492
Income not subject to tax	(5,719)	(5,826)	(2,142)
Temporary difference	998	(817)	(1,614)
Others	416	621	1,218
Income tax expense/(benefit)	7,192	4,509	(283)

(ii)	Deferred tax assets and liabilities

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2024	2023

	(in US$’000)
Deferred tax assets
Cumulative tax losses	297,775	284,271
Others	14,011	14,707
Total deferred tax assets	311,786	298,978
Less: Valuation allowance	(299,338)	(283,522)
Deferred tax assets	12,448	15,456
Deferred tax liabilities
Undistributed earnings from a PRC entity	2,990	1,478
Others	—	6
Deferred tax liabilities	2,990	1,484

The movements in deferred tax assets and liabilities are as follows:

	2024	2023	2022

	(in US$’000)
As at January 1	13,972	12,656	6,636
Movement of previously recognized withholding tax on undistributed earnings	740	3,674	2,186
(Charged)/Credited to the consolidated statements of operations
Withholding tax on undistributed earnings of a PRC entity	(2,323)	(2,385)	(2,492)
Deferred tax on amortization of intangible assets	6	18	19
Deferred tax on temporary differences, tax loss carried forward and research tax credits	(2,991)	142	6,036
Reclassification from current tax	—	11	—
Divestment of subsidiaries	—	(49)	—
Exchange differences	54	(95)	271
As at December 31	9,458	13,972	12,656

The deferred tax assets and liabilities are offset when the deferred income taxes relate to the same fiscal authority.

The cumulative tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2024	2023

	(in US$’000)
No expiry date	94,876	74,515
2024	—	3,529
2025	34,066	35,030
2026	45,465	46,766
2027	58,373	60,033
2028	100,681	103,913
2029	166,441	171,142
2030	230,851	237,384
2031	368,881	379,321
2032	577,954	594,311
2033	163,785	176,363
2034	124,299	—
	1,965,672	1,882,307

The Company believes that it is more likely than not that future operations outside the US will not generate sufficient taxable income to realize the benefit of the deferred tax assets. Certain of the Company’s subsidiaries have had sustained tax losses, which will expire within five years if not utilized in the case of PRC subsidiaries (ten years for HNTEs), and which will not be utilized in the case of Hong Kong, BVI and Cayman Islands subsidiaries as they do not generate taxable profits. Accordingly, a valuation allowance has been recorded against the relevant deferred tax assets arising from the tax losses.

A US subsidiary of the Company has approximately US$5.0 million and US$1.3 million US Federal and New Jersey state research tax credits which will expire between 2041 and 2044 (Federal) and 2028 and 2031 (New Jersey) respectively, if not utilized.

The table below summarizes changes in the deferred tax valuation allowance:

	2024	2023	2022

	(in US$’000)
As at January 1	283,522	264,639	189,700
Charged to consolidated statements of operations	24,254	26,629	93,243
Utilization of previously unrecognized tax losses	(2)	(39)	(1)
Write-off of tax losses	(612)	(112)	(125)
Divestment of subsidiaries	—	(433)	—
Others	20	—	—
Exchange differences	(7,844)	(7,162)	(18,178)
As at December 31	299,338	283,522	264,639

As at December 31, 2024, 2023 and 2022, the Group did not have any material unrecognized uncertain tax positions.

(iii)	Income tax payable

	2024	2023	2022

	(in US$’000)
As at January 1	2,580	1,112	15,546
Current tax	1,884	2,283	3,280
Withholding tax upon dividend declaration from a PRC entity	740	3,674	2,186
Tax paid (note)	(3,587)	(3,728)	(18,891)
Reclassification from prepaid tax	(41)	(397)	(241)
Reclassification to deferred tax	—	11	—
Divestment of subsidiaries	—	(177)	—
Exchange difference	(27)	(198)	(768)
As at December 31	1,549	2,580	1,112

Note: The amount for 2022 includes US$14.4 million capital gain tax paid for gain on divestment of HBYS.

25. Earnings/(Losses) Per Share

(i)	Basic earnings/(losses) per share

Basic earnings/(losses) per share is calculated by dividing the net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic earnings/(losses) per share.

	Year Ended December 31,
	2024	2023	2022
Weighted average number of outstanding ordinary shares in issue	855,351,683	849,654,296	847,143,540
Net income/(loss) attributable to the Company (US$’000)	37,729	100,780	(360,835)
Basic earnings/(losses) per share attributable to the Company (US$ per share)	0.04	0.12	(0.43)

(ii)	Diluted earnings/(losses) per share

Diluted earnings/(losses) per share is calculated by dividing net income/(loss) attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share options and LTIP awards issued by the Company using the treasury stock method.

	Year Ended December 31,
	2024	2023	2022
Weighted average number of outstanding ordinary shares in issue	855,351,683	849,654,296	847,143,540
Effect of share options and LTIP awards	17,477,446	19,542,052	—
Weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding	872,829,129	869,196,348	847,143,540
Net income/(loss) attributable to the Company (US$’000)	37,729	100,780	(360,835)
Diluted earnings/(losses) per share attributable to the Company (US$ per share)	0.04	0.12	(0.43)

For the year ended December 31, 2022, the share options and LTIP awards issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect.

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

In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment mainly on the basis of headcount or usage, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The performance of the reportable segments is assessed based on segment net income/(loss) attributable to the Company.

(i)Segment information:

	Year Ended December 31, 2024
	Oncology/Immunology
		Marketed		Other
	R&D	Products	Subtotal	Ventures	Unallocated	Total

	(in US$’000)
Revenue from external customers	91,831	271,534	363,365	266,836	—	630,201
Cost of revenue	—	(92,783)	(92,783)	(256,101)	—	(348,884)
Research and development expenses	(212,109)	—	(212,109)	—	—	(212,109)
Selling expenses	—	(44,287)	(44,287)	(4,330)	—	(48,617)
Administrative expenses	(36,126)	(784)	(36,910)	(4,996)	(22,390)	(64,296)
Interest income	818	—	818	182	39,080	40,080
Interest expense	(1,825)	—	(1,825)	(653)	(394)	(2,872)
Equity in earnings of an equity investee, net of tax	—	—	—	46,469	—	46,469
Income tax (expense)/benefit	(3,475)	(841)	(4,316)	(513)	(2,363)	(7,192)
Other segment items	3,662	(176)	3,486	830	633	4,949
Net (loss)/income attributable to the Company	(157,224)	132,663	(24,561)	47,724	14,566	37,729
Depreciation/amortization	(11,331)	(762)	(12,093)	(158)	(90)	(12,341)
Additions to non-current assets (other than financial instruments and deferred tax assets)	13,442	—	13,442	2,194	1,234	16,870

	Year Ended December 31, 2023
	Oncology/Immunology
		Marketed		Other
	R&D	Products	Subtotal	Ventures	Unallocated	Total

	(in US$’000)
Revenue from external customers	364,451	164,165	528,616	309,383	—	837,999
Cost of revenue	—	(91,726)	(91,726)	(292,721)	—	(384,447)
Research and development expenses	(302,001)	—	(302,001)	—	—	(302,001)
Selling expenses	—	(45,505)	(45,505)	(7,887)	—	(53,392)
Administrative expenses	(46,134)	(1,832)	(47,966)	(5,435)	(26,383)	(79,784)
Interest income	802	—	802	455	34,888	36,145
Interest expense	(279)	—	(279)	(38)	(442)	(759)
Equity in earnings of an equity investee, net of tax	—	—	—	47,295	—	47,295
Income tax (expense)/benefit	(628)	(159)	(787)	(1,201)	(2,521)	(4,509)
Other segment items	9,293	715	10,008	421	(6,196)	4,233
Net income/(loss) attributable to the Company	25,504	25,658	51,162	50,272	(654)	100,780
Depreciation/amortization	(7,640)	—	(7,640)	(344)	(223)	(8,207)
Additions to non-current assets (other than financial instruments and deferred tax assets)	41,338	—	41,338	330	86	41,754

	Year Ended December 31, 2022
	Oncology/Immunology
		Marketed		Other
	R&D	Products	Subtotal	Ventures	Unallocated	Total

	(in US$’000)
Revenue from external customers	39,202	124,642	163,844	262,565	—	426,409
Cost of revenue	—	(69,192)	(69,192)	(241,911)	—	(311,103)
Research and development expenses	(386,893)	—	(386,893)	—	—	(386,893)
Selling expenses	—	(33,862)	(33,862)	(10,071)	—	(43,933)
Administrative expenses	(55,307)	(3,087)	(58,394)	(3,482)	(30,297)	(92,173)
Interest income	678	—	678	272	8,649	9,599
Interest expense	—	—	—	—	(652)	(652)
Equity in earnings of an equity investee, net of tax	5	—	5	49,748	—	49,753
Income tax (expense)/benefit	5,501	(631)	4,870	(1,345)	(3,242)	283
Other segment items	(5,965)	(503)	(6,468)	(1,172)	(4,485)	(12,125)
Net (loss)/income attributable to the Company	(402,779)	17,367	(385,412)	54,604	(30,027)	(360,835)
Depreciation/amortization	(8,060)	—	(8,060)	(299)	(305)	(8,664)
Additions to non-current assets (other than financial instruments and deferred tax assets)	48,288	—	48,288	664	21	48,973

	December 31, 2024
	Oncology/Immunology
		Marketed
	R&D	Products	Subtotal	Other Ventures	Unallocated	Total

	(in US$’000)
Total assets	225,661	88,502	314,163	194,604	765,429	1,274,196
Property, plant and equipment	91,929	—	91,929	448	121	92,498
Right-of-use assets	1,845	—	1,845	1,615	1,037	4,497
Leasehold land	10,706	—	10,706	—	—	10,706
Goodwill	—	—	—	2,990	—	2,990
Investment in an equity investee	—	—	—	77,765	—	77,765
Investment in equity security	5,000	—	5,000	—	—	5,000

	December 31, 2023
	Oncology/Immunology
		Marketed
	R&D	Products	Subtotal	Other Ventures	Unallocated	Total

	(in US$’000)
Total assets	202,288	63,601	265,889	163,311	850,573	1,279,773
Property, plant and equipment	98,952	—	98,952	564	211	99,727
Right-of-use assets	4,005	—	4,005	366	294	4,665
Leasehold land	11,261	—	11,261	—	—	11,261
Goodwill	—	—	—	3,064	—	3,064
Other intangible asset	—	—	—	21	—	21
Investment in an equity investee	—	—	—	48,411	—	48,411

Unallocated expenses mainly represent corporate expenses which include corporate administrative costs, corporate employee benefit expenses and the relevant share-based compensation expenses, net of interest income. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

(ii)Geographic information:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Revenue from external customers:
PRC	452,413	484,895	426,409
US and Others	177,788	353,104	—
	630,201	837,999	426,409

	December 31,
	2024			2023
		US and			US and
	PRC	Others	Total	PRC	Others	Total

	(in US$’000)
Total assets	1,212,722	61,474	1,274,196	1,252,957	26,816	1,279,773
Property, plant and equipment	91,849	649	92,498	98,809	918	99,727
Right-of-use assets	4,086	411	4,497	4,114	551	4,665
Leasehold land	10,706	—	10,706	11,261	—	11,261
Goodwill	2,990	—	2,990	3,064	—	3,064
Other intangible asset	—	—	—	21	—	21
Investment in an equity investee	77,765	—	77,765	48,411	—	48,411
Investment in equity security	5,000	—	5,000	—	—	—

(iii)Other information:

A summary of customers which accounted for over 10% of the Group’s revenue for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Customer A	177,789	353,104	(note)
Customer B	85,361	84,065	75,606
Customer C	(note)	(note)	51,681
Customer D	(note)	(note)	47,611

Note: Customer did not account for over 10% of the Group’s revenue during the year.

Customer A, B and C are included in Oncology/Immunology and Customer D is included in Other Ventures.

27. Note to Consolidated Statements of Cash Flows

Reconciliation of net income/(loss) for the year to net cash generated from/(used in) operating activities:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Net income/(loss)	38,170	101,094	(360,386)
Adjustments to reconcile net income/(loss) to net cash generated from/(used in) operating activities
Depreciation and amortization	12,341	8,207	8,664
Loss on disposals of property, plant and equipment	10	86	111
Impairment of property, plant and equipment	2,915	3,678	—
Provision for excess and obsolete inventories, net	645	552	293
Provision for credit losses, net	(98)	125	43
Share-based compensation expense—share options	3,069	6,184	6,736
Share-based compensation expense—LTIP	18,540	30,416	23,850
Equity in earnings of an equity investee, net of tax	(46,469)	(47,295)	(49,753)
Dividends received from SHPL	34,936	42,308	43,718
Out-licensing income from Inmagene	(5,000)	—	—
Changes in income tax balances	3,605	780	(19,174)
Changes in right-of-use assets	51	3,692	2,721
Gain from divestment of subsidiaries	—	(96)	—
Gain from divestment of other equity investee	—	(45)	—
Fair value losses on warrant	—	—	2,452
Impairment of investment in other equity investee	—	—	130
Amortization of finance costs	—	—	18
Unrealized currency translation (gain)/loss	(49)	(1,574)	13,274
Changes in operating assets and liabilities
Accounts receivable	(38,545)	(21,336)	(14,451)
Other receivables, prepayments and deposits	(3,256)	8,624	11,922
Amounts due from related parties	228	(339)	150
Inventories	(772)	4,135	(21,213)
Accounts payable	6,194	(32,542)	29,938
Other payables, accruals and advance receipts	2,433	(4,409)	52,629
Lease liabilities	325	(1,752)	(2,701)
Deferred revenue	(25,966)	119,810	386
Other non-current assets	(1,408)	364	258
Other non-current liabilities	(1,402)	(1,409)	1,786
Total changes in operating assets and liabilities	(62,169)	71,146	58,704
Net cash generated from/(used in) operating activities	497	219,258	(268,599)

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

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to seek damages. On October 21, 2021 (and a decision on costs and interest in December 2021), the Group was awarded an amount of RMB253.2 million (equivalent to US$34.4 million) with interest of 5.5% per annum from the date of the award until payment and recovery of costs of approximately US$2.2 million (collectively the “Award”). On June 27, 2022, Luye provided the Group a bank guarantee of up to RMB286.0 million to cover the Award amounts, pending the outcome of an application by Luye to the High Court of Hong Kong to set aside the Award and subsequent appeals. On July 26, 2022, Luye’s application to set aside the Award was dismissed by the High Court with costs awarded in favor of the Group. On October 7, 2022, Luye filed a Notice of Appeal to the Court of Appeal regarding the dismissal and the notice was accepted on November 8, 2022. On June 6, 2023, an appeal hearing filed by Luye was heard by the Court of Appeal and judgment is awaited. The Court of Appeal issued a letter to the Group that judgement would be ready for handing down by the end of April 2025. The legal proceedings are ongoing and as no Award amounts have been received as at the issuance date of these consolidated financial statements, no Award amounts have been recognized and no adjustment has been made to Seroquel-related balances as at December 31, 2024. Such Seroquel-related balances include accounts receivable, accounts payable and other payables of US$1.0 million, US$0.8 million and US$1.1 million respectively.

29. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries in the PRC are required to make certain appropriations of net after-tax profits or increases in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$1.6 million and US$1.0 million as at December 31, 2024 and 2023 respectively, which excludes the Company’s subsidiaries with a shareholders’ deficit. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company’s subsidiaries in the PRC due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

In addition, the Group has an equity investee in the PRC, where the Group’s equity in undistributed earnings amounted to US$59.8 million and US$29.6 million as at December 31, 2024 and 2023 respectively. Refer to Note 11 on the SPAs to divest a portion of the equity investee.

30. Subsequent Events

The Group evaluated subsequent events through March 19, 2025, which is the date when the consolidated financial statements were issued.

SHANGHAI HUTCHISON

PHARMACEUTICALS LIMITED

Report of Independent Auditors

To the Board of Directors of Shanghai Hutchison Pharmaceuticals Limited

Opinion

We have audited the accompanying consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

March 19, 2025

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Income Statements

(in US$’000)

		Year Ended December 31,
	Note	2024	2023	2022
Revenue	5	393,525	385,483	370,600
Cost of sales		(107,001)	(101,122)	(89,487)
Gross profit		286,524	284,361	281,113
Selling expenses		(152,004)	(150,717)	(144,979)
Administrative expenses		(16,923)	(16,821)	(14,108)
Research and development expenses		(13,782)	(9,286)	(7,619)
Other net operating income	6	5,155	5,027	2,126
Operating profit	7	108,970	112,564	116,533
Finance costs	15	(46)	(79)	(112)
Profit before taxation		108,924	112,485	116,421
Taxation charge	8	(15,995)	(17,022)	(16,738)
Profit for the year		92,929	95,463	99,683

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Comprehensive Income

(in US$’000)

	Year Ended December 31,
	2024	2023	2022
Profit for the year	92,929	95,463	99,683
Other comprehensive income that has been or may be reclassified subsequently to profit or loss:
Exchange translation differences	1,008	755	3,332
Other comprehensive (loss)/income that will not be reclassified to profit or loss:
Exchange translation differences	(4,814)	1,565	(19,913)
Total comprehensive income	89,123	97,783	83,102

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Financial Position

(in US$’000)

		December 31,
	Note	2024	2023
Assets
Current assets
Cash and cash equivalents	10	48,160	19,129
Short-term investment	10	2,718	—
Trade and bills receivables	11	20,011	15,601
Other receivables, prepayments and deposits	12	2,345	2,269
Inventories	13	140,473	164,026
Total current assets		213,707	201,025
Property, plant and equipment	14	50,671	55,101
Right-of-use assets	15	561	1,092
Leasehold land		5,654	5,967
Other intangible assets		2,959	3,348
Deferred tax assets	16	7,844	8,330
Other non-current assets		321	641
Total assets		281,717	275,504
Liabilities and shareholders’ equity
Current liabilities
Trade payables	17	15,443	23,836
Other payables, accruals and advance receipts	18	108,541	153,937
Current tax liabilities	19	1,495	1,163
Lease liabilities	15	675	713
Total current liabilities		126,154	179,649
Deferred income		1,930	3,030
Lease liabilities	15	70	657
Other non-current liabilities		1,859	—
Total liabilities		130,013	183,336
Shareholders’ equity
Share capital		33,382	33,382
Reserves		118,322	58,786
Total shareholders’ equity		151,704	92,168
Total liabilities and shareholders’ equity		281,717	275,504

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Changes in Equity

(in US$’000)

	Share	Exchange	General	Retained	Total
	capital	reserve	reserves	earnings	equity
As at January 1, 2022	33,382	5,946	1,029	105,336	145,693
Profit for the year	—	—	—	99,683	99,683
Other comprehensive loss
Exchange translation differences	—	(16,581)	—	—	(16,581)
Total comprehensive (loss)/income	—	(16,581)	—	99,683	83,102
Transfer between reserves	—	—	14	(14)	—
Dividends declared to shareholders	—	—	—	(87,436)	(87,436)
As at December 31, 2022	33,382	(10,635)	1,043	117,569	141,359
Profit for the year	—	—	—	95,463	95,463
Other comprehensive income
Exchange translation differences	—	2,320	—	—	2,320
Total comprehensive income	—	2,320	—	95,463	97,783
Transfer between reserves	—	—	30	(30)	—
Dividends declared to shareholders	—	—	—	(146,974)	(146,974)
As at December 31, 2023	33,382	(8,315)	1,073	66,028	92,168
Profit for the year	—	—	—	92,929	92,929
Other comprehensive loss
Exchange translation differences	—	(3,806)	—	—	(3,806)
Total comprehensive (loss)/income	—	(3,806)	—	92,929	89,123
Dividends declared to shareholders (Note 18)	—	—	—	(29,587)	(29,587)
As at December 31, 2024	33,382	(12,121)	1,073	129,370	151,704

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Year Ended December 31,
	Note	2024	2023	2022
Operating activities
Net cash generated from operations	20	122,050	96,080	96,270
Interest received		585	645	1,219
Income tax paid	19	(15,300)	(18,709)	(19,003)
Net cash generated from operating activities		107,335	78,016	78,486
Investing activities
Purchase of property, plant and equipment		(4,009)	(5,691)	(1,374)
Purchase of intangible assets		(467)	(797)	(901)
Deposits in short-term investment		(2,769)	—	—
Proceeds from disposal of property, plant and equipment		22	12	20
Net cash used in investing activities		(7,223)	(6,476)	(2,255)
Financing activities
Dividends paid to shareholders		(69,231)	(84,615)	(87,436)
Lease payments	15	(766)	(810)	(809)
Net cash used in financing activities		(69,997)	(85,425)	(88,245)
Net increase/(decrease) in cash and cash equivalents		30,115	(13,885)	(12,014)
Effect of exchange rate changes on cash and cash equivalents		(1,084)	(909)	(4,101)
		29,031	(14,794)	(16,115)
Cash and cash equivalents
Cash and cash equivalents at beginning of year		19,129	33,923	50,038
Cash and cash equivalents at end of year		48,160	19,129	33,923

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Notes to the Consolidated Financial Statements

1.    General Information

Shanghai Hutchison Pharmaceuticals Limited (the “Company”) and its wholly owned subsidiary, Shanghai Shangyao Hutchison Whampoa GSP Company Limited (together the “Group”) are principally engaged in manufacturing, selling and distribution of prescription drug products. The Group has manufacturing plants in the People’s Republic of China (the “PRC”) and sells mainly in the PRC.

The Company was incorporated in the PRC on April 30, 2001 as a Chinese-Foreign Equity joint venture. The Company is jointly controlled by Shanghai HUTCHMED Investment (HK) Limited (“SHHCMI(HK)L”) and Shanghai Traditional Chinese Medicine Co., Ltd (“SHTCML”).

These consolidated financial statements are presented in United States dollars (“US$”), unless otherwise stated and have been approved for issue by the Company’s Board of Directors on March 19, 2025.

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

During the year, the Group has adopted all of the new and revised standards, amendments and interpretations issued by the IASB that are relevant to the Group’s operations and mandatory for annual periods beginning January 1, 2024. The adoption of these new and revised standards, amendments and interpretations did not have any material effects on the Group’s results of operations or financial position.

The following standards, amendments and interpretations were issued but not yet effective for the financial year ended December 31, 2024 and have not been early adopted by the Group:

IAS 21 (Amendments) (1)	Lack of Exchangeability
IFRS 9 and IFRS 7 (Amendments) (2)	Classification and Measurement of Financial Instruments
IFRS 9 and IFRS 7 (Amendments) (2)	Contracts Referencing Nature-dependent Electricity
IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7 (2)	Annual Improvements to IFRS Accounting Standards — Volume 11
IFRS 18 (3)	Presentation and Disclosure in Financial Statements
IFRS 19 (3)	Subsidiaries without Public Accountability: Disclosures
IFRS 10 and IAS 28 (Amendments) (4)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

(1)Effective for the Group for annual periods beginning on or after 1 January 2025.

(2)Effective for the Group for annual periods beginning on or after 1 January 2026.

(3)Effective for the Group for annual periods beginning on or after 1 January 2027.

(4)Effective date to be determined.

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

(i)    Basis of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries.

The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Certain comparative amounts in the consolidated financial statements have been reclassified to conform with the current year’s presentation.

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

(vii)   Cash and Cash Equivalents and Short-term Investment

In the consolidated statements of cash flows, cash and cash equivalents include cash on hand, bank deposits and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, if any.

Short-term investment includes deposits placed with a bank with maturity of three months to one year.

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

As at December 31, 2024 and 2023, in addition to future lease payments due based on the lease term (Note 15) and non-current liabilities, all of the Group’s other current financial liabilities are mainly due for settlement within twelve months and the Group expects to meet all liquidity requirements.

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

The liabilities to assets ratio as at December 31, 2024 and 2023 was as follows:

	December 31,
	2024	2023

	(in US$’000)
Total liabilities	130,013	183,336
Total assets	281,717	275,504
Liabilities to assets ratio	46.2%	66.5%

(c)   Fair value estimation

The Group does not have any financial assets or liabilities which are carried at fair value. The carrying amounts of the Group’s current financial assets, including cash and cash equivalents, short-term investment, trade and bills receivables and other receivables, and current financial liabilities, including trade payables and other payables and accruals, approximate their fair values due to their short-term maturities. The carrying amounts of the Group’s financial instruments carried at cost or amortized cost are not materially different from their fair values.

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

The segment information is as follows:

	Year Ended December 31, 2024
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Revenue from external customers	387,615	5,910	393,525
Cost of inventories recognized as expense	(73,064)	(4,078)	(77,142)
Research and development expenses	(13,782)	—	(13,782)
Movement on the provision for excess and obsolete inventories	(1,767)	(86)	(1,853)
Employee benefit expenses (Note 9)	(119,017)	(2,343)	(121,360)
Interest income	486	282	768
Operating profit/(loss)	112,785	(3,815)	108,970
Finance costs	(44)	(2)	(46)
Income tax expense	(15,995)	—	(15,995)
Depreciation of property, plant and equipment	(6,884)	(4)	(6,888)
Additions to non-current assets (other than financial instruments and deferred tax assets)	4,389	172	4,561

	December 31, 2024
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Total segment assets	276,020	5,697	281,717

	Year Ended December 31, 2023
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Revenue from external customers	373,376	12,107	385,483
Cost of inventories recognized as expense	(63,364)	(7,364)	(70,728)
Research and development expenses	(9,286)	—	(9,286)
Movement on the provision for excess and obsolete inventories	(2,121)	—	(2,121)
Employee benefit expenses (Note 9)	(114,276)	(2,850)	(117,126)
Interest income	427	327	754
Operating profit/(loss)	113,468	(904)	112,564
Finance costs	(76)	(3)	(79)
Income tax expense	(17,022)	—	(17,022)
Depreciation for property, plant and equipment	(6,904)	(5)	(6,909)
Additions to non-current assets (other than financial instruments and deferred tax assets)	4,207	54	4,261

	December 31, 2023
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Total segment assets	272,104	3,400	275,504

	Year Ended December 31, 2022
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Revenue from external customers	367,512	3,088	370,600
Cost of inventories recognized as expense	(60,722)	(2,357)	(63,079)
Research and development expenses	(7,619)	—	(7,619)
Movement on the provision for excess and obsolete inventories	65	—	65
Employee benefit expenses (Note 9)	(110,476)	(724)	(111,200)
Interest income	501	479	980
Operating profit/(loss)	118,179	(1,646)	116,533
Finance costs	(110)	(2)	(112)
Income tax expense	(16,738)	—	(16,738)
Depreciation for property, plant and equipment	(7,616)	(4)	(7,620)
Additions to non-current assets (other than financial instruments and deferred tax assets)	3,636	532	4,168

Revenue from external customers is after elimination of inter-segment sales. The amount eliminated was US$83.6 million for 2024 (2023: US$80.5 million; 2022: US$87.3 million). Sales between segments are carried out at mutually agreed terms. Revenue from external customers from the manufacturing business is for sales of goods which are recognized at a point in time. Revenue from external customers from the distribution business is for provision of services which are recognized over time.

6. Other Net Operating Income

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Interest income	768	754	980
Net foreign exchange loss	(30)	(78)	(83)
Government incentives (Note)	4,551	4,414	2,198
Other operating loss	(134)	(63)	(969)
	5,155	5,027	2,126

Note: Government incentives related to income of approximately US$3.8 million for the year ended December 31, 2024 (2023: US$3.6 million; 2022: US$1.3 million) are mainly government grants related to research expenses and enterprise development.

Government incentives related to assets of approximately US$0.8 million for the year ended December 31, 2024 (2023: US$0.8 million; 2022: US$0.9 million) are mainly government grants related to manufacturing equipment.

7. Operating Profit

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Operating profit	108,970	112,564	116,533

Operating profit is stated after charging/(crediting) the following:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Cost of inventories recognized as expense	77,142	70,728	63,079
Research and development expense	13,782	9,286	7,619
Depreciation of property, plant and equipment	6,888	6,909	7,620
Loss on disposal of property, plant and equipment	19	24	449
Loss on disposal of other intangible asset	—	8	—
Amortization of leasehold land	153	158	166
Amortization of other intangible assets	768	796	773
Depreciation charge of right-of-use assets and lease expenses	864	872	917
Movement on the provision for trade receivables	49	—	—
Movement on the provision for other receivables	2	—	—
Movement on the provision for other non-current assets	18	—	—
Movement on the provision for excess and obsolete inventories	1,853	2,121	(65)
Auditor’s remuneration	215	221	227
Employee benefit expenses (Note 9)	121,360	117,126	111,200

8. Taxation Charge

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Current tax (Note 19)	15,753	17,197	18,082
Deferred income tax (Note 16)	242	(175)	(1,344)
Taxation charge	15,995	17,022	16,738

The taxation charge on the Group’s profit before taxation differs from the theoretical amount that would arise using the Group’s weighted average tax rate as follows:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Profit before taxation	108,924	112,485	116,421
Tax calculated at the statutory tax rates of respective companies	27,231	28,121	29,105
Tax effects of:
Expenses not deductible for tax purposes	1,094	1,628	1,397
Utilization of unrecognized temporary differences	—	(518)	(898)
Tax concession (note)	(12,279)	(12,540)	(13,000)
(Over)/under provision in prior years	(51)	331	134
Taxation charge	15,995	17,022	16,738

Note: The Company has been granted the High and New Technology Enterprise (“HNTE”) status. The Company successfully renew the HNTE status in 2023, and the status is valid until 2025. Accordingly, the Company is subject to a preferential income tax rate of 15% in 2024 (2023: 15%; 2022: 15%). Certain research and development expenses are also eligible for super-deduction such that 200% of qualified expenses incurred are deductible against taxable profits for tax purposes (2023: 200%; 2022: 200%).

The weighted average tax rate calculated at the statutory tax rates of respective companies was 25%. The effective tax rate for the year ended December 31, 2024 was 14.7% (2023: 15.1%; 2022: 14.4%).

9. Employee Benefit Expenses

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Wages, salaries and bonuses	93,356	90,372	86,330
Pension costs—defined contribution plans	11,094	10,444	9,701
Staff welfare	16,910	16,310	15,169
	121,360	117,126	111,200

Employee benefit expenses of approximately US$22.1 million for the year ended December 31, 2024 (2023: US$22.8 million; 2022: US$19.8 million) are included in cost of sales.

10. Cash and Cash Equivalents and Short-term Investment

	December 31,
	2024	2023

	(in US$’000)
Cash and cash equivalents	48,160	19,129
Short-term investment	2,718	—
	50,878	19,129

The cash and bank balances denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

11. Trade and Bills Receivables

	December 31,
	2024	2023

	(in US$’000)
Trade receivables—third parties	14,665	11,461
Trade receivables—related parties (Note 22(b))	2,283	1,303
Bills receivables	3,112	2,837
Loss allowance	(49)	—
Trade and bills receivable, net	20,011	15,601

All trade and bills receivables are denominated in RMB and are due within one year from the end of the reporting period. The carrying values of trade and bills receivables approximate their fair values due to their short-term maturities.

Movements on the loss allowance:

	December 31,
	2024	2023	2022

	(in US$’000)
As at January 1	—	—	—
Increase in loss allowance	49	—	—
Exchange difference	—	—	—
As at December 31	49	—	—

12. Other Receivables, Prepayments and Deposits

	December 31,
	2024	2023

	(in US$’000)
Prepayments to suppliers	1,235	1,179
Interest receivables	308	132
Deposits	654	676
Others	148	282
	2,345	2,269

13. Inventories

	December 31,
	2024	2023

	(in US$’000)
Raw materials	44,661	40,808
Work in progress	65,120	91,351
Finished goods	30,692	31,867
	140,473	164,026

14. Property, Plant and Equipment

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2024	67,785	888	25,737	11,675	300	106,385
Additions	—	—	2,258	1,247	456	3,961
Disposals	—	—	(237)	(235)	—	(472)
Transfers	—	—	484	269	(753)	—
Exchange differences	(1,865)	(24)	(755)	(346)	(3)	(2,993)
As at December 31, 2024	65,920	864	27,487	12,610	—	106,881
Accumulated depreciation and impairment
As at January 1, 2024	24,227	607	17,641	8,809	—	51,284
Depreciation	3,404	159	2,225	1,100	—	6,888
Disposals	—	—	(196)	(235)	—	(431)
Exchange differences	(729)	(19)	(524)	(259)	—	(1,531)
As at December 31, 2024	26,902	747	19,146	9,415	—	56,210
Net book value
As at December 31, 2024	39,018	117	8,341	3,195	—	50,671

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2023	69,582	815	25,098	10,528	218	106,241
Additions	76	—	1,339	1,099	872	3,386
Disposals	(23)	—	(106)	(213)	—	(342)
Transfers	15	97	102	569	(783)	—
Exchange differences	(1,865)	(24)	(696)	(308)	(7)	(2,900)
As at December 31, 2023	67,785	888	25,737	11,675	300	106,385
Accumulated depreciation and impairment
As at January 1, 2023	21,376	314	16,116	8,228	—	46,034
Depreciation	3,494	307	2,079	1,029	—	6,909
Disposals	(7)	—	(87)	(212)	—	(306)
Exchange differences	(636)	(14)	(467)	(236)	—	(1,353)
As at December 31, 2023	24,227	607	17,641	8,809	—	51,284
Net book value
As at December 31, 2023	43,558	281	8,096	2,866	300	55,101

15. Leases

Leases consisted of the following:

	December 31,
	2024	2023

	(in US$’000)
Right-of-use assets:
Offices	561	1,092
Lease liabilities—current	675	713
Lease liabilities—non-current	70	657
	745	1,370

Lease activities are summarized as follows:

	Year Ended December 31,
	2024	2023

	(in US$’000)
Lease expenses: Short-term leases with lease terms equal or less than 12 months	220	207
Depreciation charge of right-of-use assets	644	665
Interest expense (included in finance costs)	46	79
Cash paid on lease liabilities	766	810
Cash paid on short-term leases	226	175
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	133	78

Lease contracts are typically within a period of 1 to 5 years. The weighted average remaining lease term and weighted average discount rate as at December 31, 2024 was 1.1 years (2023: 1.8 years) and 4.51% (2023: 4.69%) respectively.

Future lease payments are as follows:

	December 31,
	2024	2023

	(in US$’000)
Lease payments:
Not later than 1 year	688	758
Between 1 to 2 years	46	651
Between 2 to 3 years	20	17
Between 3 to 4 years	6	—
Total lease payments	760	1,426
Less: Discount factor	(15)	(56)
Total lease liabilities	745	1,370

16. Deferred Tax Assets

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2024	2023

	(in US$’000)
Deferred tax assets
Accrued expenses	7,928	8,124
Others	2,678	2,774
Total deferred tax assets	10,606	10,898
Deferred tax liabilities
Accelerated depreciation allowances and others	2,762	2,568
Total deferred tax liabilities	2,762	2,568
Net deferred tax assets	7,844	8,330

The movements in deferred tax assets and liabilities are as follows:

	2024	2023	2022

	(in US$’000)
As at January 1	8,330	8,327	7,715
(Debited)/credited to the consolidated income statements
—Accrued expenses, provisions, deferred income, accelerated depreciation and other temporary differences	(242)	175	1,344
Exchange differences	(244)	(172)	(732)
As at December 31	7,844	8,330	8,327

The Group’s deferred tax assets are mainly temporary differences including accrued expenses, provisions, deferred income, accelerated depreciation and other temporary differences. There is no deferred tax assets in respect of tax losses which have not been recognized in the consolidated financial statements as at December 31, 2024 (2023: nil).

17. Trade Payables

	December 31,
	2024	2023

	(in US$’000)
Trade payables—third parties	11,385	18,268
Trade payables—related parties (Note 22(b))	4,058	5,568
	15,443	23,836

All trade payables are denominated in RMB and due within one year from the end of the reporting period. The carrying value of trade payables approximates their fair values due to their short-term maturities.

18. Other Payables, Accruals and Advance Receipts

	December 31,
	2024	2023

	(in US$’000)
Accrued salaries and benefits	23,010	21,899
Accrued sales rebates and marketing expenses	57,492	61,996
Value‑added tax and tax surcharge payables	3,522	3,139
Payments in advance from customers (Note (a))	5,069	7,093
Dividend payable (Note 22 (b), Note (b))	13,590	54,260
Others	5,858	5,550
	108,541	153,937

Note:

(a)

Substantially all customer balances as at December 31, 2023 were recognized to revenue during the year ended December 31, 2024. Additionally, substantially all customer balances as at December 31, 2024 are expected to be recognized to revenue within one year upon transfer of goods or services as the contracts have an expected duration of one year or less.

(b)

On October 23, 2024, the Company declared a dividend of RMB211.7 million (US$29.6 million), of which RMB111.7 million (US$15.4 million) has been distributed during the year ended December 31, 2024 and RMB100.0 million (US$13.6 million) has been recorded as dividend payable under other payables, accruals and advance receipts as at December 31, 2024.

19. Current Tax Liabilities

	2024	2023	2022

	(in US$’000)
As at January 1	1,163	2,791	4,089
Current tax (Note 8)	15,753	17,197	18,082
Tax paid	(15,300)	(18,709)	(19,003)
Exchange difference	(121)	(116)	(377)
As at December 31	1,495	1,163	2,791

20. Notes to the Consolidated Statements of Cash Flows

Reconciliation of profit for the year to net cash generated from operations:

	2024	2023	2022

	(in US$’000)
Profit for the year	92,929	95,463	99,683
Adjustments to reconcile profit for the year to net cash generated from operations
Taxation charge	15,995	17,022	16,738
Finance costs	46	79	112
Interest income	(768)	(754)	(980)
Depreciation on property, plant and equipment	6,888	6,909	7,620
Loss on disposal of property, plant and equipment	19	24	449
Loss on disposal of other intangible asset	—	8	—
Amortization of leasehold land	153	158	166
Amortization of other intangible assets	768	796	773
Depreciation charge of right-of-use assets	644	665	681
Provision for excess and obsolete inventories	1,853	2,121	(65)
Movement on the provision for trade receivables	49	—	—
Movement on the provision for other receivables	2	—	—
Movement on the provision for other non-current assets	18	—	—
Exchange differences	(436)	(3,019)	(5,682)
Changes in operating assets and liabilities:
Trade and bills receivables	(4,981)	6,255	(4,374)
Other receivables, prepayments and deposits	11	1,510	(580)
Inventories	17,550	(11,331)	(35,361)
Trade payables	(7,883)	741	10,684
Other payables, accruals and advance receipts	229	(20,012)	7,804
Deferred income	(1,036)	(555)	(1,398)
Total changes in operating assets and liabilities	3,890	(23,392)	(23,225)
Net cash generated from operations	122,050	96,080	96,270
Supplemental disclosure for non-cash activities
Lease liabilities recognized from obtaining right-of-use assets	(133)	(78)	(135)

21. Capital Commitments

The Group had the following capital commitments:

December 31,
2024
(in US$’000)
Property, plant and equipment
Contracted but not provided for	741

Capital commitments for property, plant and equipment are mainly for improvements to the Group’s plant.

22. Significant Related Party Transactions

The Group has the following significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(a)    Transactions with related parties:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Sales of goods to:
—A fellow subsidiary of SHTCML	12,510	9,329	13,861
—A fellow subsidiary of SHHCMI(HK)L	2,777	3,651	4,231
	15,287	12,980	18,092
Purchase of goods from:
—SHTCML	12,462	12,173	11,072
—Fellow subsidiaries of SHTCML	1,474	1,130	683
—A fellow subsidiary of SHHCMI(HK)L	3,849	6,350	1,683
	17,785	19,653	13,438
Rendering of research and development services from:
—A fellow subsidiary of SHHCMI(HK)L	471	481	507
Provision of marketing services to:
—A fellow subsidiary of SHTCML	1,592	1,241	952
—A fellow subsidiary of SHHCMI(HK)L	—	—	127
	1,592	1,241	1,079
Purchase of intangible asset from:
—A fellow subsidiary of SHHCMI(HK)L	—	—	410

No transactions have been entered into with the directors of the Company (being the key management personnel) during the year ended December 31, 2024 (2023 and 2022: nil).

(b)    Balances with related parties included in:

	December 31,
	2024	2023

	(in US$’000)
Trade and bills receivables
—A fellow subsidiary of SHTCML	2,283	1,303
Other receivables, prepayments and deposits
—A fellow subsidiary of SHTCML	381	391
—A fellow subsidiary of SHHCMI(HK)L	—	72
	381	463
Trade payables
—SHTCML	3,225	3,630
— Fellow subsidiaries of SHTCML	381	294
—A fellow subsidiary of SHHCMI(HK)L	452	1,644
	4,058	5,568
Other payables, accruals and advance receipts
—SHTCML (Note 18)	6,795	27,130
—SHHCMI(HK)L (Note 18)	6,795	27,130
—Fellow subsidiaries of SHHCMI(HK)L	1,104	1,356
	14,694	55,616

Balances with related parties are unsecured, interest-free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

23. Subsequent Events

The Group evaluated subsequent events through March 19, 2025, which is the date when the consolidated financial statements were issued.