Form 20-F
period 2025-12-31
HUTCHMED (China) Ltd
filed 2026-03-05
CIK 1648257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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

48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

+852 2121 8200

(Address of principal executive offices)

CHENG Chig Fung, Johnny

Acting Chief Executive Officer and Chief Financial Officer

Level 18, The Metropolis Tower 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong

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

872,327,620 ordinary shares were issued and outstanding as of December 31, 2025.

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

☐ Yes ☐ No

HUTCHMED (China) Limited

INTRODUCTION

This annual report on Form 20-F contains our audited consolidated statements of operations data for the years ended December 31, 2025, 2024 and 2023 and our audited consolidated balance sheet data as of December 31, 2025 and 2024. Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

This annual report also includes audited consolidated income statement data for the years ended December 31, 2025, 2024 and 2023 and the audited consolidated statements of financial position data as of December 31, 2025 and 2024 for our non-consolidated equity investee, Shanghai Hutchison Pharmaceuticals. The financial statements of Shanghai Hutchison Pharmaceuticals have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

Unless the context requires otherwise, references herein to the “company,” “HUTCHMED,” “we,” “us” and “our” refer to HUTCHMED (China) Limited, a holding company incorporated in the Cayman Islands, and its consolidated subsidiaries, some of which, as noted below, are incorporated and operate in the PRC. “HUTCHMED Holdings” refers to HUTCHMED Holdings Limited, a subsidiary of the Company and a holding company incorporated in the Cayman Islands. “HUTCHMED Limited” refers to “HUTCHMED Limited”, a subsidiary of HUTCHMED Holdings which is incorporated in the PRC and through which we operate our Oncology/Immunology operations in China. Our other principal operating subsidiaries for our Oncology/Immunology operations are HUTCHMED International Corporation (incorporated in Delaware), HUTCHMED Holdings (HK) Limited (incorporated in Hong Kong) and HUTCHMED (Suzhou) Limited (incorporated and operates in the PRC). “Distribution Business” refers to Shanghai Hutchison Whampoa Pharmaceutical Sales Limited, our PRC-incorporated subsidiary. See Item 4. “Information on the Company-C. Organizational Structure” for a diagram illustrating our corporate structure.

Conventions Used in this Annual Report

Unless otherwise indicated, references in this annual report to:

●	“1L” are to first-line;
●	“2L” are to second-line;
●	“3L” are to third-line;
●	“AACR” are to American Association for Cancer Research conference;
●	“ADC” are to antibody-drug conjugate;
●	“ADRs” are to the American depositary receipts, which evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents five ordinary shares;
●	“AIHA” are to autoimmune haemolytic anaemia;
●	“AKT” are to protein kinase B;
●	“AML” are to acute myeloid leukemia;
●	“ASCO” are to the American Society of Clinical Oncology conference;
●	“ASH” are to the American Society of Hematology conference;
●	“AstraZeneca” are to AstraZeneca AB (publ);
●	“BICR” are to blinded independent central review;

●	“BID” are to twice daily;
●	“BRAF” are to Proto-oncogene B-Raf;
●	“BsAb” are to bispecific antibody;
●	“BTC” are to biliary tract cancer;
●	“BTK” are to Bruton’s tyrosine kinase;
●	“CC” are to cervical cancer;
●	“China” or “PRC” refers to the People’s Republic of China including Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;
●	“CK Hutchison” are to CK Hutchison Holdings Limited, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange, and the ultimate parent company of our largest shareholder, Hutchison Healthcare Holdings Limited;
●	“CLL” are to chronic lymphocytic leukemia;
●	“CMML” are to chronic myelomonocytic leukaemia;
●	“CRC” are to colorectal cancer;
●	“CSF-1R” are to the colony-stimulating factor 1 receptor;
●	“DCR” are to disease control rate;
●	“Distribution Business” are to Shanghai Hutchison Whampoa Pharmaceutical Sales Limited, our PRC-incorporated subsidiary in which we have a 50.9% interest with the remaining interest held by Sinopharm;
●	“DLBCL” are to diffuse large B cell lymphoma;
●	“DLT” are to dose limiting toxicity;
●	“DoR” are to duration of response;
●	“DRR” are to durable response rate;
●	“EGFR” are to epidermal growth factor receptor;
●	“EGFRm” are to epidermal growth factor receptor mutated;
●	“EHA” are to the European Hematology Association;
●	“ELCC” are to the European Lung Cancer Congress;
●	“Eli Lilly” are to Lilly (Shanghai) Management Company Limited;
●	“EMA” are to the European Medicines Agency;

●	“EMC” are to endometrial cancer;
●	“epNET” are to extra-pancreatic neuroendocrine tumor;
●	“ERK” are to extracellular signal-regulated kinase;
●	“ESCC” are to esophageal squamous cell carcinoma;
●	“ESG” are to environmental, social and governance;
●	“E.U.” are to the European Union;
●	“EZH2” are to enhancer of zeste homolog 2;
●	“EZH2m” are to enhancer of zeste homolog 2 mutated;
●	“FDA” are to the U.S. Food and Drug Administration;
●	“FGFR” are to fibroblast growth factor receptor;
●	“FL” are to follicular lymphoma;
●	“FLT3” are to FMS-like tyrosine kinase 3;
●	“FPI” are to first patient in;
●	“GC” are to gastric cancer;
●	“Globocan” are to Global Cancer Observatory;
●	“H&N” are to head and neck;
●	“Hain Celestial” are to The Hain Celestial Group, Inc., a Nasdaq-listed, natural and organic food and personal care products company;
●	“HER2” are to human epidermal growth factor receptor 2;
●	“HGF” are to hepatocyte growth factor;
●	“HKEX” are to the Main Board of The Stock Exchange of Hong Kong Limited;
●	“HR” are to hazard ratio;
●	“HK$” or “HK dollar” are to the legal currency of the Hong Kong Special Administrative Region;
●	“Hutchison Hain Organic” are to Hutchison Hain Organic Holdings Limited, our previous joint venture with Hain Celestial in which we had a 50% interest and divested in December 2023;
●	“Hutchison Healthcare” are to Hutchison Healthcare Limited, our wholly owned subsidiary;
●	“HUTCHMED Holdings” are to HUTCHMED Holdings Limited, our subsidiary incorporated in the Cayman Islands in which we have a 99.8% interest and which is the indirect holding company of HUTCHMED Limited;

●	“HUTCHMED Limited”, our PRC-incorporated subsidiary through which we operate our Oncology/Immunology operations in China and in which we have a 99.8% interest;
●	“HUTCHMED Science Nutrition” are to HUTCHMED Science Nutrition Limited, our previous wholly owned subsidiary which we divested in December 2023;
●	“ICML” are to International Conference on Malignant Lymphoma;
●	“IDH1 and IDH2” are to isocitrate dehydrogenase-1 and isocitrate dehydrogenase-2;
●	“IDMC” are to the independent data monitoring committee;
●	“IHCC” are to intra-hepatic cholangiocarcinoma;
●	“Inmagene” are to Inmagene Biopharmaceuticals, which merged with Ikena Oncology, Inc. to form ImageneBio in July 2025;
●	“ImageneBio” are to ImageneBio, Inc;
●	“IND” are to investigational new drug application;
●	“Innovent” are to Innovent Biologics, Inc.;
●	“IRC” are to independent review committee;
●	“ITP” are to immune thrombocytopenia purpura;
●	“ITT” are to intention-to-treat;
●	“JAK” are to Janus kinase;
●	“JAMA” are to Journal of the American Medical Association;
●	“LPI” are to last patient in;
●	“MAPK” are to mitogen‑activated protein kinase;
●	”mDOR” are to median duration of response;
●	“MCL” are to mantle cell lymphoma;
●	“MDS” are to myelodysplastic syndromes;
●	“MET” are to the ligand mesenchymal epithelial transition factor, or the gene named MET that encodes this ligand;
●	“METex14” are to MET exon 14 skipping alteration;
●	“MIBC” are to muscle invasive bladder cancer;
●	“Miragene” are to Miragene Co.;
●	“MLN” are to myeloid/lymphoid neoplasm;
●	“MOFCOM” are to Ministry of Commerce of the People’s Republic of China;

●	“mOS” are to median overall survival;
●	“MOST” are to Ministry of Science and Technology of the People’s Republic of China;
●	“mPFS” are to median progression-free survival;
●	“MS” are to multiple sclerosis;
●	“MZL” are to marginal zone lymphoma;
●	“n/a” are to data not available;
●	“NAPSS” are to National Administration of Philosophy and Social Sciences of the People’s Republic of China;
●	“NDA” are to new drug application;
●	“NDRC” are to China National Development and Reform Commission;
●	“NET” are to neuroendocrine tumor;
●	“NHL” are to Non-Hodgkin lymphoma;
●	“NHSA” are to China National Healthcare Security Administration;
●	“NICE” are to National Institute for Health and Care Excellence;
●	“NMIBC” are to non-muscle invasive bladder cancer;
●	“NMPA” are to China National Medical Products Administration;
●	“NRDL” are to China National Reimbursement Drug List;
●	“NSCLC” are to non-small cell lung cancer;
●	“OD” are to once a day;
●	“ordinary shares” or “shares” are to our ordinary shares, par value $0.10 per share;
●	“ORR” are to objective response rate;
●	“OS” are to overall survival;
●	“PBOC” are to People’s Bank of China;
●	“PCT” are to Patent Cooporation Treaty;
●	“PDAC” are to pancreatic ductal adenocarcinoma;
●	“PFS” are to progression free survival;
●	“PI3K” are to phosphoinositide 3‑kinase;
●	“PI3Kδ” are to phosphoinositide 3-kinase-δ;

●	“pMMR” are to proficient mismatch repair;
●	“pNET” are to pancreatic neuroendocrine tumor;
●	“PRCC” are to papillary renal cell carcinoma;
●	“PTCL” are to peripheral T‑cell lymphoma;
●	“r/r” are to relapsed and/or refractory;
●	“RAS” are to rat sarcoma;
●	“RCC” are to renal cell carcinoma;
●	“RMB” or “renminbi” are to the legal currency of the PRC;
●	“RP2D” are to the recommended phase 2 dose;
●	“RP3D” are to the recommended phase 3 dose;
●	“SALT” are to severity of alopecia tool;
●	“SAMR” are to State Administration for Market Regulations;
●	“SEHK” are to The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange;
●	“Shanghai Hutchison Pharmaceuticals” are to Shanghai Hutchison Pharmaceuticals Limited, our equity investee with Shanghai Pharmaceuticals in which we hold a 5% interest after our disposal of an aggregate of 45% shareholding interest in April 2025 (this interest held previously was 50%, see Item 4.B. “Business Overview-Other Ventures” for details);
●	“Shanghai Pharmaceuticals” are to Shanghai Pharmaceuticals Holding Co., Ltd., a leading pharmaceutical company in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange;
●	“SHP2” are to SH2 containing protein tyrosine phosphatase-2;
●	“Sinopharm” are to Sinopharm Group Co. Ltd., a leading distributor of pharmaceutical and healthcare products and a leading supply chain service provider in China listed on the Hong Kong Stock Exchange;
●	“SLE” are to systemic lupus erythematosus;
●	“SLL” are to small lymphocytic lymphoma;
●	“sNDA” are to supplemental New Drug Application;
●	“STAT” are to signal transducer and activator of transcription;
●	“Syk” are to spleen tyrosine kinase;
●	“Takeda” are to Takeda Pharmaceuticals International AG, a subsidiary of Takeda Pharmaceutical Company Limited;
●	“TEAEs” are to treatment emergent adverse events;
●	“TGCT” are to tenosynovial giant cell tumor;
●	“TKI” are to tyrosine kinase inhibitor;

●	“TPO” are to thrombopoietin;
●	“TPO-RA” are to thrombopoietin receptor agonist;
●	“TRAEs” are to treatment-related adverse events;
●	“TTR” are to time to response;
●	“UC” are to urothelial cancer;
●	“U.S.” or “United States” are to the United States of America;
●	“VEGF” are to vascular endothelial growth factor;
●	“VEGFR” are to vascular endothelial growth factor receptor;
●	“wAIHA” are to warm autoimmune hemolytic anemia.
●	“WCLC” are to the World Conference on Lung Cancer;
●	“$” or “U.S. dollars” are to the legal currency of the United States of America; and
●	“£” or “pound sterling” are to the legal currency of the United Kingdom.

References in this annual report to our “Oncology/Immunology” operations are to all activities related to oncology/immunology, including sales, marketing, manufacturing and research and development with respect to our drugs and drug candidates, and references to our “Other Ventures” are to all of our other businesses.

Our reporting currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into dollars for the convenience of the reader. Unless otherwise stated, all translations of pound sterling into U.S. dollars were made at £1.00 to $1.34, all translations of RMB into U.S. dollars were made at RMB7.03 to $1.00 and all translations of HK dollars into U.S. dollars were made at HK$7.8 to $1.00, which are the exchange rates used in our audited consolidated financial statements as of December 31, 2025. We make no representation that the pound sterling, HK dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars, pound sterling or HK dollars, as the case may be, at any particular rate or at all.

Trademarks and Service Marks

We own or have been licensed rights to trademarks, service marks and trade names for use in connection with the operation of our business, including, but not limited to, the trademarks “HUTCHMED”, “Elunate”, “Fruzaqla”, “Sulanda”, “Orpathys”, “Tazverik” and the logos used by HUTCHMED Limited. All other trademarks, service marks or trade names appearing in this annual report that are not identified as marks owned by us are the property of their respective owners.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The words “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “project,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. These forward-looking statements include statements regarding:

●	the initiation, timing, progress and results of our or our collaboration partners’ pre-clinical and clinical studies, and our research and development programs;
●	our or our collaboration partners’ ability to advance our drug candidates into, and/or successfully complete, clinical studies;
●	the timing of regulatory filings and the likelihood of favorable regulatory outcomes and approvals;
●	regulatory developments in China, the United States and other countries;
●	the ability of our or our collaboration partners’ drug sales team to effectively develop and execute promotional and marketing activities to support the marketing and sales of our approved drug candidates;
●	the timing, progress and results of our or our collaboration partners’ commercial launches, the rate and degree of market acceptance and potential market for any of our approved drug candidates;
●	the pricing and reimbursement of our products and our approved drug candidates;
●	our ability to contract on commercially reasonable terms with contract research organizations (“CROs”), third - party suppliers and manufacturers;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering our products and drug candidates;
●	the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical studies for our drug candidates;
●	estimates of our expenses, future revenue, capital requirements and our needs for additional financing;
●	our ability to obtain additional funding for our operations;
●	the potential benefits of our collaborations and our ability to enter into future collaboration arrangements;
●	the ability and willingness of our collaborators to actively pursue development activities under our collaboration agreements;

●	our receipt of milestone or royalty payments, service payments and manufacturing costs pursuant to our strategic alliances with AstraZeneca, Eli Lilly, Takeda, ImageneBio and Miragene;
●	our financial performance;
●	our ability to attract and retain key scientific and management personnel;
●	our relationship with our collaboration partners;
●	developments relating to our competitors and our industry, including competing drug products;
●	changes in our tax status or the tax laws in the jurisdictions that we operate; and
●	developments in our business strategies and business plans.

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

C.   Reasons for the Offer and Use of Proceeds.

Not applicable.

D.   Risk Factors.

HUTCHMED (China) Limited is a Cayman Islands holding company which conducts its operations in China through its PRC subsidiaries (our corporate group does not utilize any variable interest entities). We face various legal and operational risks and uncertainties as a company with substantial operations in China. The PRC government has significant authority to exert influence on the ability of a company with substantial operations in China, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with PRC regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity, data privacy and from U.S. regulators if there is a lack of inspection from the U.S. Public Company Accounting Oversight Board (“PCAOB”), on our auditors, which is further discussed below under “—Holding Foreign Companies Accountable Act” and in various risk factors in this section. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government publishes from time-to-time new policies that can significantly affect our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of our ADSs and ordinary shares to significantly decline or in extreme cases, become worthless.

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

Permissions, Approvals, Licenses and Permits Required from the PRC Authorities for Our Operations and for the Offering of Our Securities

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, we have obtained the requisite permissions, approvals, licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries in China, including, among others, pharmaceutical manufacturing permits, business licenses, drug registration certificates and pharmaceutical distribution permits and no such material permission or approval has been denied. We and some of our subsidiaries are required to obtain as a pharmaceutical company operating in China for a detailed discussion on the licenses and permits, see Item 4.B. “Business Overview-Certificates and Permits”, “Business Overview-Regulations-Government Regulation of Pharmaceutical Product Development and Approval,” “Business Overview-Regulations-Coverage and Reimbursement” and “Business Overview-Regulations-Other Healthcare Laws.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional requisite permissions, approvals, licenses, permits and filings for the operation of our business in the future. See also “Risks Relating to Sales of Our Internally Developed Drugs and Other Drugs-Pharmaceutical companies in China are required to comply with extensive regulations and hold a number of permits and licenses to carry on their business. We and our subsidiaries’ ability to obtain and maintain these regulatory approvals could be uncertain, and future government regulation may impose additional burdens on our operations.”

Furthermore, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, the CSRC published the Trial Measures and Listing Guidelines (defined below) on February 17, 2023, which became effective on March 31, 2023, designed to regulate overseas securities offerings by PRC domestic companies. There remains significant uncertainty as to the interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. As of the date of this annual report, in connection with our historical issuance of securities to foreign investors, we are not aware of any currently effective PRC laws, regulations and regulatory rules that would require us to obtain permissions from the China Securities Regulatory Commission (the “CSRC”), and we have not received any formal notice from any PRC authority indicating that we should apply for such permission or are subject to cybersecurity review or security assessment. If (i) we mistakenly conclude that certain regulatory filings, permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change and (iii) we are required to obtain such filings, permissions or approvals in the future, but fail to receive or maintain such filings, permissions or approvals, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. In addition, rules and regulations in China can change with little advance notice. These regulatory agencies may impose fines and penalties on our operations in China, limit our operations in China, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. See also “Other Risks and Risks Relating to Doing Business in China-The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight and discretion over our business could result in a material adverse change in our operations and the value of our ordinary shares and ADSs. Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could materially and adversely affect us.” and “—The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China- based issuers, which could result in a material change in our operations and our ordinary shares and ADSs could decline in value or become worthless.”

Cash Flows Through Our Organization

HUTCHMED (China) Limited is a Cayman Islands incorporated holding company with no material operations of its own. We conduct our operations primarily in China through our PRC subsidiaries, collectively referred to as the Onshore Entities below. HUTCHMED (China) Limited has an indirect equity ownership interest in all Onshore Entities through offshore Hong Kong-incorporated holding companies, and it has received funding through various capital markets transactions. We also fund our operations through cash flows generated from our Oncology/Immunology and Other Ventures operations (substantially all of which have been generated in China), service and milestone and upfront payments from our collaboration partners to our PRC subsidiaries, and bank loans to our subsidiaries.

We utilize a portion of our funds outside of China to support the operations of our subsidiaries in China through capital contributions and/or shareholder loans, which are the only methods by which we can fund our subsidiaries under PRC laws and regulations. Such capital contributions and shareholder loans are subject to the satisfaction of applicable government registration and approval requirements in China and limitations on the amount of shareholder loans relative to the amount of total capital contributions. If such subsidiaries generate sufficient income, they may repay shareholder loans or distribute retained earnings through cash dividends as determined by their respective board of directors. Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The amount of any repayment of shareholder loans or dividend payments can be distributed to our various offshore subsidiaries through our offshore Hong Kong-incorporated holding companies. For more information, see Item 3.D. “Risk Factors-Other Risks and Risks Relating to Doing Business in China-Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.” and Item 4.B. “Business Overview-Regulations-PRC Regulation of Foreign Currency Exchange, Offshore Investment and State-Owned Assets-Regulation on Investment in Foreign invested Enterprises.” Service and milestone and upfront payments from our collaboration partners are received directly by our PRC subsidiaries and reinvested into their operations.

For the years ended December 31, 2025, 2024, and 2023, HUTCHMED provided funds to its PRC subsidiaries in the aggregate amounts of nil, nil, and $20.0 million, respectively. Of these amounts, nil, nil, and $20.0 million, respectively, were in the form of capital contributions. Additionally, during the years ended December 31, 2025, 2024 and 2023, shareholder loans of approximately nil, $1.5 million and $2.6 million were repaid by a PRC subsidiary, respectively. There was a transfer of $10.0 million intangible asset relating to milestone payment for tazemetostat approval by the National Medical Products Administration of China in 2025. There were no transfers of assets other than transfers of cash to/from PRC subsidiaries in 2024 and 2023.

HUTCHMED also conducts operations outside of China through subsidiaries in the U.S. and E.U. Such subsidiaries in the U.S. and E.U. have entered into service agreements with our PRC subsidiaries pursuant to which cash is transferred by our PRC subsidiaries to them to support their operations via the settlement of service invoices based on actual activities.

We have comprehensive cash management policies in place, including specific policies with respect to fund transfers through our organization. Our management regularly monitors the liquidity position and funding requirements of our subsidiaries. When funding is required by our operations in China, a thorough assessment is performed on the purpose of the funding (e.g., R&D investment, capital expenditures, etc.), the amount of funding and the form of injection (i.e., shareholder loans or capital contributions). All necessary approvals are obtained at the chairman and chief executive officer levels and the board of directors for the relevant entities prior to any transfer. All such transfers and distributions are reviewed and approved by the relevant authorities where necessary, including the State Administration of Foreign Exchange (“SAFE”), and the State Administration for Market Regulations (“SAMR”). Our cash management policies and procedures also govern the management of any funds that are not yet required by our operations. Such funds are retained by our subsidiaries outside of China mainly in the form of short-term investments, such as time deposits with major banks in Hong Kong.

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

Risks Relating to Our Financial Position and Need for Capital

●	Risks relating to our need for additional funding
●	Risks relating to our existing and future indebtedness

Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates

●	Risks relating to our approach to the discovery and development of drug candidates and the lengthy, expensive and uncertain clinical development process
●	Risks relating to expediting regulatory review, obtaining and maintaining regulatory approval and ongoing regulatory review for our drug candidates
●	Risks relating to the commercialization of our drug candidates
●	Risks relating to undesirable side effects of our drug candidates
●	Risks relating to competition in discovering, developing and commercializing drugs
●	Risks relating to our collaboration partners with respect to clinical trials, marketing and distribution
●	Risks relating to our international operations

Risks Relating to Sales of Our Internally Developed Drugs and Other Drugs

●	Risks relating to obtaining and maintaining permits and licenses for we and our subsidiaries’ pharmaceutical operations in China
●	Risks relating to leveraging our Other Ventures’ prescription drug business to commercialize our internally developed drug candidates
●	Risks relating to competition in selling our approved, internally developed drugs and drugs of our Other Ventures
●	Risks relating to maintaining and enhancing the brand recognition of our drugs
●	Risks relating to the availability of reimbursement of our drugs, the lack of which could diminish our sales or profitability
●	Risks relating to counterfeit products in China
●	Risks relating to rapid changes in the pharmaceutical industry rendering our products obsolete
●	Risks relating to cultivating or sourcing raw materials
●	Risks relating to adverse publicity of us, our collaboration partners, our subsidiaries, our equity investees or our products

Risks Relating to Our Dependence on Third Parties

●	Risks relating to disagreements with current or future collaboration partners which we rely on for certain drug development activities including the conducting of clinical trials, manufacturing and commercialization of our medicines
●	Risks relating to relying on third party suppliers for the active pharmaceutical ingredients in our drug candidate and drug products
●	Risks relating to our collaboration partners or our CROs’ failure to comply with regulatory requirements pertaining to clinical trials

●	Risks relating to our collaboration partners, principal investigators, CROs and other third-party contractors and consultants engaging in misconduct or other improper activities
●	Risks relating to relying on distributors for logistics and distributions services
●	Risks relating to the availability of benefits currently enjoyed by virtue of our association with CK Hutchison

Other Risks and Risks Relating to Doing Business in China

●	Risks relating to compliance with privacy and cybersecurity laws, information security policies and contractual obligations related to data privacy and security and any information technology or data security failures
●	Risks relating to product liability claims or lawsuits
●	Risks relating to liabilities under anti-corruption laws, environmental, health and safety laws and laws relating to equity incentive plans
●	Risks relating to changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system, China’s currency exchange limits and PRC government tax incentives or treatment

Risks Relating to Intellectual Property

●	Risks relating to our, our subsidiaries’ and our collaboration partners’ abilities to protect and enforce intellectual property rights and maintain confidentiality of trade secrets
●	Risks relating to infringing upon third parties’ intellectual property rights

Risks Relating to Our ADSs

●	Risks relating to being delisted from the Nasdaq if the PCAOB is unable to inspect or investigate completely auditors located in China in the future
●	Risks relating to our largest shareholder which may limit the ability of other shareholders to influence corporate matters
●	Risks relating to our possible status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes for any taxable year

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

We generated net cash of $0.5 million and $219.3 million from our operating activities in 2024 and 2023 respectively, and used net cash of $64.7 million in our operating activities in 2025. There is no guarantee that we will be able to generate net cash outflows from operations in the future as it depends on a variety of factors, including but not limited to:

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

Additionally, we have historically derived a significant portion of our net income from our equity in earnings of equity investees, which was primarily attributable to Shanghai Hutchison Pharmaceuticals. The amount of equity in earnings of equity investees, net of tax, of Shanghai Hutchison Pharmaceuticals remained relatively stable at $46.5 million and $47.3 million in 2024 and 2023, respectively, and decreased by 51.3% to $22.7 million in 2025. Such decrease was primarily due to our completion of the divestment of an aggregate of 45% equity interest in Shanghai Hutchison Pharmaceuticals and retained a 5% equity interest in April 2025. Our financial income was impacted by the divestment.

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

Investment in biopharmaceutical drug development is highly speculative. It entails substantial upfront expenditures and significant risk that a drug candidate might fail to gain regulatory approval or become commercially viable. Therefore, we expect to continue to incur significant expenses related to our ongoing operations, particularly research and development expenses, for the foreseeable future as we expand our development of, and seek regulatory approvals for, our drug candidates. While our net cash from operations was positive in 2023 and 2024, we generated net cash outflows from operations in 2025. There is no guarantee that we will be able to generate net cash outflows from operations in the future as our operating cash flows depend on a number of variables that we may not be able to accurately predict or fully control, including the number and scope of our drug development programs and the associated cost of those programs, the cost of commercializing any approved products, our ability to generate revenue and the timing and amount of milestones and other payments we make or receive through arrangements with third parties. Our failure to generate positive cash flow from operations may adversely affect our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.

We face risks with our short-term investments and in collecting our accounts receivables.

Our short-term investments are bank deposits with maturities of more than three months but less than one year. Our short-term investments were $682.1 million and $1,295.9 million as of December 31, 2024 and 2025, respectively, and are placed with major financial institutions. These investments may earn yields substantially lower than expected. Failure to realize the benefits we expected from these investments may materially and adversely affect our business and financial results. To date, we have experienced no loss or lack of access to our invested cash or cash equivalents; however, we can provide no assurance that access to our invested cash and cash equivalents will not be impacted by adverse conditions in the financial and credit markets.

Our accounts receivable balance, net of allowance for credit losses, totaled $155.5 million and $126.8 million as of December 31, 2024 and 2025, respectively. We have policies and procedures in place to ensure that sales are made to customers with an appropriate credit history. We perform periodic credit evaluations of our customers and monitor risk factors and forward-looking information, such as country risk, when determining credit limits for customers. However, there can be no assurance such policies and procedures will effectively limit our credit risk and enable us to avoid losses, which could adversely affect our financial condition and results of operations. In addition, amounts due to us are not covered by collateral or credit insurance. If we fail to collect all or part of such accounts receivable in a timely manner, or at all, our financial condition may be materially and adversely affected.

Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates

Our Oncology/Immunology operations historically operated at a net loss, and our future profitability is dependent on the performance of our Oncology/Immunology operations which rely on the successful commercialization of our drug candidates.

To date, savolitinib, fruquintinib and surufatinib (marketed as Orpathys, Elunate and Sulanda, respectively, in China, and fruquintinib marketed as Fruzaqla outside China) are our only internally developed drug candidates that have been approved for sale. We do not expect our Oncology/Immunology operations to be significantly profitable unless and until we consistently generate substantial revenue from them and can successfully commercialize our other drug products.

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

Although our operations were profitable in 2025, we may not continue to achieve profitability based on the revenue to be generated from savolitinib, fruquintinib and surufatinib and/or our other drug candidates, if ever. If the commercialization of savolitinib, fruquintinib, surufatinib and/or our other drug candidates is unsuccessful or perceived as disappointing, our stock price could decline significantly and the long-term success of the product and our company could be harmed.

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

A part of our research and development efforts is to develop in-house technology platforms to facilitate the discovery and development of drug candidates. There can be no assurance that the development of such technology platforms will be successful. For example, we have designed a next-generation in-house platform to develop antibody-targeted therapy conjugates (“ATTCs”), a type of small molecule targeted therapeutics that combine antibodies with targeted therapeutics instead of cytotoxins, thereby offering dual mechanisms for addressing a target. It is uncertain whether the benefits of ATTCs shown in preclinical studies can be achieved in clinical trials of ATTC drug candidates. In December 2025, we initiated the Phase I clinical trial of HMPL-A251, our lead ATTC candidate, in China and the U.S.

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

Furthermore, even though the NMPA has granted approval for fruquintinib and surufatinib for use in third-line mCRC, EMC and NET patients, respectively, and approval for savolitinib for lung cancer with MET exon 14 skipping alterations and in combination with Tagrisso with MET, we are still subject to substantial, ongoing regulatory requirements. See “—Even if we or our collaboration partners receive regulatory approval for our drug candidates, we or our collaboration partners are subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.”

If the FDA, NMPA, EMA, PDMA or another regulatory agency revokes its approval of, or if safety, efficacy, manufacturing or supply issues arise with, any therapeutic that we use in combination with our drug candidates, we may be unable to market such drug candidate or may experience significant regulatory delays or supply shortages, and our business could be materially harmed.

We are currently developing combination therapies using our savolitinib, fruquintinib, surufatinib and other drug candidates with various immunotherapies, targeted therapies and/or other therapies. For example, we are currently developing savolitinib in combination with immunotherapy (Imfinzi) and targeted therapy (Tagrisso). However, we did not develop and we do not manufacture or sell Imfinzi, Tagrisso or any other therapeutics we use in combination with our drug candidates. We may also seek to develop our drug candidates in combination with other therapeutics in the future.

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

We and our collaboration partners, including AstraZeneca, Eli Lilly, Takeda, ImageneBio, Miragene, Innovent, and Epizyme, Inc. (a subsidiary of Ipsen Pharma SAS, “Epizyme”) may experience delays in completing our pre-clinical or clinical trials, and numerous unforeseen events could arise during, or as a result of, future clinical trials, which could delay or prevent us from receiving regulatory approval, including:

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

Under the Breakthrough Therapy Drug Review Procedures (For Trial Implementation), the Review and Approval Procedures for Conditional Approval of Drug Marketing Applications (For Trial Implementation), and the Priority Review and Approval Procedures for Drug Marketing Authorization (For Trial Implementation), the NMPA (or, where applicable, the National Health Commission, or the NHC) may grant priority review approval (i) to innovative drugs or new improved drugs undergoing clinical trials that are used to prevent and treat diseases that are seriously life-threatening or which seriously affect quality of life for which there is no effective prevention or treatment, or for which there is sufficient evidence to show obvious clinical advantages compared with existing treatments, (ii) to drugs undergoing clinical trials which meet the conditions for conditional approval specified in the Technical Guidelines for Conditional Approval of Drugs, (iii) to innovative drugs and new improved drugs which are in shortage, prevent and treat major infectious diseases and rare diseases, (iv) to new varieties, dosage forms and specifications that meet the physiological characteristics of children, (v) to vaccines (including innovative vaccines) urgently needed for control and prevention of diseases, and (vi) under other circumstances stipulated by the NMPA. Priority review provides a fast-track process for drug registration. In the past, we received priority review status for a number of our drug candidates, including for example fruquintinib for the treatment of advanced CRC, savolitinib for the treatment of NSCLC, sovleplenib for ITP, tazemetostat for FL, and surufatinib for the treatment of advanced NET. Our candidate combination therapy, savolitinib in combination with Tagrisso, for the treatment of advanced or metastatic EGFR mutation-positive NSCLC with MET amplification after disease progression on EGFR inhibitor, was granted both priority review and Breakthrough Therapy designation by the NMPA. We anticipate that we may seek priority review for certain of our other drug candidates in the future.

In the United States, if a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, we may apply for fast-track designation by the FDA. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular drug candidate is eligible for this designation, we cannot be sure that the FDA would decide to grant it. We have sought and will likely continue to seek fast track designation for some of our drug candidates. Even if we receive fast track designation for a drug candidate, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

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

We are highly dependent on the expertise of the members of our research and development team, as well as the other principal members of our management. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time with three months’ prior written notice. We do not maintain “key person” insurance for any of our executives or other employees.

Recruiting and retaining qualified management, scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss or suspension of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. In August 2025, Dr. Weiguo Su, our Chief Executive Officer, commenced a leave of absence from his duties as Chief Executive Officer due to health reasons, and the board of directors has appointed Mr. CHENG Chig Fung, Johnny, our Chief Financial Officer as Acting Chief Executive Officer from August 25, 2025. In addition to his role of Chief Finance Officer, Mr Cheng will assume responsibility for overseeing the day-to-day operations and our management during the interim period, ensuring continuity of leadership and decision making. Any extended absence of Dr. Su and any delay or disruption associated with the transition process of Dr. Su’s responsibilities could create uncertainty among our employees, collaboration partners, customers, investors, or other stakeholders, and negatively impact our ability to execute our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

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

There can be no assurance that we will effectively manage the increased complexity without experiencing operating inefficiencies or control deficiencies. Such increased complexity may also lead to decisions to reposition our international operations to align them with our overall and evolving business strategy, including with our strategic change to focus on path to profitability. Significant management time and effort is required to effectively manage the increased complexity of our company, and our failure to successfully do so could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

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

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies. For example, in 2025, the U.S. imposed tariffs on imports from its trading partners, including Canada, Mexico, the EU and China, and has subsequently proposed additional or alternative tariffs. While certain tariffs have been subsequently invalidated, suspended, modified or temporarily reduced, their impact has already been seen, and we expect it will continue to be seen, in global markets, and we cannot predict the results of the U.S. government’s trade negotiations or the outcome of ongoing legal challenges to specific tariff policies. Historically, tariffs have led to increased trade and political tensions. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Furthermore, increased tariffs may make certain products no longer commercially viable. It is unknown whether and to what extent new tariffs, export controls, or other new laws or regulations will be adopted, or the effect that any such actions would have on us or our industry.

Further, some of our manufacturers and suppliers are located in China. Trade tensions and conflicts between the United States and China have been escalating in recent years and, as such, we are exposed to the possibility of product supply disruption and increased costs and expenses in the event of changes to the laws, rules, regulations and policies of the governments of the United States or China, or due to geopolitical unrest and unstable economic conditions. Certain Chinese biotechnology companies may become subject to trade restrictions, sanctions, other regulatory requirements or proposed legislation by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting their supply of material to us. For example, on December 18, 2025, the U.S. President signed into law the BIOSECURE Act as a part of the National Defense Authorization Act for Fiscal Year 2026, which was signed into law by the U.S. President. The BIOSECURE Act will prohibit U.S. federal agencies from entering into or renewing any contract with any entity that uses biotechnology equipment or services produced or provided by a ‘‘biotechnology company of concern’’ to perform that contract as well as authorize the U.S. government to name additional Chinese ‘‘biotechnology companies of concern.’’ The BIOSECURE Act has the potential to severely restrict the ability of companies to contract with certain Chinese biotechnology companies of concern so as not to lose the ability to contract with, or otherwise receive funding from, the U.S. government. Such disruptions could have adverse effects on the development of our product candidates and our business operations.

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

Risks Relating to Sales of Our Internally Developed Drugs and Other Drugs

Pharmaceutical companies in China are required to comply with extensive regulations and hold a number of permits and licenses to carry on their business. Our ability to obtain and maintain these regulatory approvals could be uncertain, and future government regulation may impose additional burdens on our operations.

The pharmaceutical industry in China is subject to extensive government regulation and supervision. The regulatory framework addresses all aspects of operations in the pharmaceutical industry, including approval, production, distribution, advertising, licensing and certification requirements and procedures, periodic renewal and reassessment processes, registration of new drugs and environmental protection. Violation of applicable laws and regulations may materially and adversely affect our business. In order to manufacture and distribute pharmaceutical products in China, we are required to, among other things:

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

If we or our subsidiaries are unable to obtain or renew such permits or any other permits or licenses required for our or their operations, we will not be able to engage in the manufacture and distribution of our products and our business may be adversely affected.

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

We have leveraged our experience operating our prescription drugs business to commercialize certain of our approved, internally developed drug candidates in China. We must adapt our know-how to build a specific oncology and/or immunology focused sales and marketing team. As of December 31, 2025, we had an oncology commercial team with about 780 staff to support the commercialization of fruquintinib, surufatinib and our other drug candidates, if approved. There are risks involved in establishing an in-house oncology commercial team. For example, recruiting and/or training a sales force to detail our approved drug candidates is time consuming and could delay any drug launch. Factors that may inhibit our efforts to commercialize our drug candidates include:

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

The marketed drugs developed and sold by our Oncology/Immunology operations and the prescription drugs business which is part of our Other Ventures’ operations face substantial competition in the pharmaceutical industry in China, which is characterized by a number of established, large pharmaceutical companies, as well as smaller emerging pharmaceutical companies, engaged in the development, production, marketing or sales of prescription drugs. The identities of the key competitors with respect to drugs sold by our Oncology/Immunology and Other Ventures operations vary by product and, in certain cases, competitors have greater financial resources than us and may elect to focus these resources on developing, importing or in-licensing and marketing products in the PRC that are substitutes for our products and may have broader sales and marketing infrastructure with which to do so.

Such drugs may compete against products that have lower prices, superior performance, greater ease of administration or other advantages compared to our products. In some circumstances, price competition may drive our competitors to conduct illegal manufacturing processes to lower their manufacturing costs. Increased competition may result in price reductions, reduced margins and loss of market share, whether achieved by either legal or illegal means, any of which could materially and adversely affect our profit margins. We may not be able to compete effectively against current and future competitors.

If we are not able to maintain and enhance brand recognition of our drugs to maintain a competitive advantage, our reputation, business and operating results may be harmed.

We believe that market awareness of our products sold through our Oncology/Immunology and Other Ventures operations, which include the brands of third-party products which are distributed through our subsidiaries, has contributed significantly to our success. We also believe that maintaining and enhancing such brands is critical to maintaining our competitive advantage. Although the sales and marketing staff of such businesses will continue to further promote such brands to remain competitive, they may not be successful. If we are unable to further enhance brand recognition and increase awareness of such products, or are compelled to incur excessive marketing and promotion expenses in order to maintain brand awareness, our business and results of operations may be materially and adversely affected. Furthermore, our results of operations could be adversely affected if the brands of any other products, or our reputation, are impaired by certain actions taken by our collaboration partners, distributors, competitors or relevant regulatory authorities.

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

We believe that effective marketing efforts are critical in making and keeping hospitals interested in purchasing the prescription drugs sold through our Other Ventures so that we are invited to submit the products to the tender. Even if we are invited to do so, competitors may be able to substantially reduce the price of their products or services. If competitors are able to offer lower prices, our ability to win tender bids during the hospital tender process will be materially affected, and could reduce our total revenue or decrease our profit.

Counterfeit products could negatively impact our revenue, brand reputation, business and results of operations.

Our products are subject to competition from counterfeit products, especially counterfeit pharmaceuticals which are manufactured without proper licenses or approvals and are fraudulently mislabeled with respect to their content and/or manufacturer. Counterfeiters may illegally manufacture and market products under our brand names, the brand names of the third-party products we sell, or those of our competitors. Counterfeit pharmaceuticals are generally sold at lower prices than the authentic products due to their low production costs, and in some cases are very similar in appearance to the authentic products. Counterfeit pharmaceuticals may or may not have the same chemical content as their authentic counterparts. If counterfeit pharmaceuticals illegally sold under our brand names or the brand names of third-party products we sell result in adverse side effects to consumers, we may be associated with any negative publicity resulting from such incidents. In addition, consumers may buy counterfeit pharmaceuticals that are in direct competition with products sold through our Oncology/Immunology and Other Ventures operations, which could have an adverse impact on our revenue, business and results of operations. The proliferation of counterfeit pharmaceuticals in China and globally may grow in the future. Any such increase in the sales and production of counterfeit pharmaceuticals in China, or the technological capabilities of the counterfeiters, could negatively impact our revenue, reputation, business and results of operations.

Rapid changes in the pharmaceutical industry may render our Other Ventures’ products or our internally Oncology/Immunology developed drugs and drug candidates obsolete.

Future technological improvements by our competitors and continual product developments in the pharmaceutical market may render our existing products, our third-party licensed products or our drug candidates obsolete or affect our viability and competitiveness. Therefore, our future success will largely depend on our ability to:

●	improve existing products;
●	develop innovative drug candidates;
●	diversify the product and drug candidate portfolio;
●	license diverse third-party products; and
●	develop new and competitively priced products which meet the requirements of the constantly changing market.

If we fail to respond to this environment by improving our existing products, licensing new third-party products or developing new drug candidates in a timely fashion, or if such new or improved products do not achieve adequate market acceptance, our business and profitability may be materially and adversely affected.

We are dependent on our, our collaboration partners’, and/or our contract manufacturer’s facilities for the clinical and commercial supplies of our drug candidates and products.

The finished products of fruquintinib and surufatinib sold by our Oncology/Immunology operations are manufactured at our manufacturing facility in Suzhou, China. We have outsourced the manufacture of the active pharmaceutical ingredients of fruquintinib, surufatinib and savolitinib to third-party manufacturers based in China. We also outsourced the manufacture of finished product of savolitinib to a third-party manufacturer based in China. Commercial supply of savolitinib was first delivered from the Shanghai facility in late 2024. We received the NMPA manufacturing approval of surufatinib at the Shanghai facility and started commercial production, and we also received the NMPA manufacturing approval for fruquintinib in December 2025. In relation to the ex-China market, finished product for fruquintinib can be supplied by our Shanghai and Suzhou facilities or a third-party manufacturer in Switzerland.

A significant disruption at our and/or our contract manufacturer’s facilities, even on a short-term basis, could impair our and/or our collaboration partners’ ability to timely produce and ship products, which could have a material adverse effect on our business, financial position and results of operations.

Our, our collaboration partners’ and our contract manufacturer’s manufacturing operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquake, fire, floods, environmental accidents, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our, our collaboration partners’, or our contract manufacturer’s business at these facilities would be materially impaired. In addition, the nature of our production and research activities could cause significant delays in our programs and make it difficult for us to recover from a disaster or switch to other contract manufacturers. We maintain insurance for business interruptions to cover some of our potential losses; however, such disasters could still disrupt our operations and thereby result in substantial costs and diversion of resources.

In addition, our, our collaboration partners’ and our contract manufacturer’s production process requires a continuous supply of electricity. We and they have encountered power shortages historically due to restricted power supply to industrial users during summers when the usage of electricity is high and supply is limited or as a result of damage to the electricity supply network. Because the duration of those power shortages was brief, they had no material impact on our or their operations. Interruptions of electricity supply could result in lengthy production shutdowns, increased costs associated with restarting production and the loss of production in progress. Any major suspension or termination of electricity or other unexpected business interruptions could have a material adverse impact on our business, financial condition and results of operations.

Risks Relating to Our Dependence on Third Parties

Disagreements or disputes with our current or future collaboration partners, the amendment of any collaboration agreement or the termination of any collaboration arrangement, could cause delays in our product development and materially and adversely affect our business.

Our collaborations, including those with our oncology drug partners AstraZeneca, Eli Lilly and Takeda and our in-licensing arrangement with Epizyme, and any future collaborations that we enter into may not be successful. Disagreements or disputes between parties to a collaboration arrangement regarding issues such as clinical development and commercialization, intellectual property ownership and transfer, clinical supply of drug candidates or products, cost allocation and other matters can lead to delays in the development process or commercializing the applicable drug candidate and, in some cases, termination of the collaboration arrangement. In addition, we or our partners may seek to amend the terms of one or more of our collaboration agreements to adjust, among other things, the respective roles of our company and our collaboration partners as circumstances change. Our interests may not always be aligned with those of our collaboration partners, for instance, we may be much smaller than our collaboration partners and because they or their affiliates may sell competing products. This may result in potential conflicts between our collaborators and us on matters that we may not be able to resolve on favorable terms or at all.

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

We and our collaboration partners rely on our distributors for logistics and distribution services.

We and our collaboration partners rely on distributors to perform certain operational activities, including invoicing, logistics and delivery of the products we and they market to the end customers. Because we and our collaboration partners rely on third-party distributors, we have less control than if we handled distribution logistics directly and can be adversely impacted by the actions of our distributors. Any disruption of our and our collaboration partners’ distribution network, including failure to renew existing distribution agreements with desired distributors, could negatively affect product sales and materially and adversely affect our business, financial condition and results of operations.

There is no assurance that the benefits currently enjoyed by virtue of our association with CK Hutchison will continue to be available.

Historically, we have relied on the reputation and experience of, and support provided by, our founding shareholder, a wholly owned subsidiary of CK Hutchison, to advance our joint ventures and collaborations in China and elsewhere. CK Hutchison indirectly held approximately 38.1% of our total outstanding share capital as of February 13, 2026. We believe that CK Hutchison group’s reputation in China has given us an advantage in negotiating collaborations and obtaining opportunities.

We also benefit from sharing certain services with the CK Hutchison group including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, participation in the CK Hutchison group’s pension, medical and insurance plans, participation in the CK Hutchison group’s procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. We pay a management fee to an affiliate of CK Hutchison for the provision of such services. In each of the years ended December 31, 2023, 2024 and 2025, we paid a management fee of approximately $1.0 million, $1.1 million and $1.1 million respectively.

Our business also depends on certain intellectual property rights licensed to us by the CK Hutchison group. See “—Risks Relating to Intellectual Property-We and our collaboration partners are dependent on trademark and other intellectual property rights licensed from others. If we lose our licenses for any of our products, we and our collaboration partners may not be able to continue developing such products or may be required to change the way we market such products” for more information on risks associated with such intellectual property licensed to us.

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

We may also be subject to a variety of laws and other obligations regarding data protection in Hong Kong. The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) states that any person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of personal data (the “data user”) shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO. Personal data means any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable. The Data Protection Principles set out, among other things, that (1) personal data must be collected in a lawful and fair way, for a purpose directly related to a function or activity of the data user and data subjects must be notified, on or before collecting the data, of the purpose for which the data is to be used and the classes of persons to whom the data may be transferred and (2) all practicable steps must be taken to ensure that any personal data held by a data user is protected against unauthorized or accidental access, processing, erasure, loss or use. We believe that, to the best of our knowledge, our operations in Hong Kong are in compliance with the PDPO in all material aspects. We have minor operations in Macau. As of the date of this annual report, we do not believe that the laws and regulations in Hong Kong and Macau regarding data security, which impose protocols and obligations regarding the handling of personal data, would have any material adverse impact on our business.

Separately, Hong Kong also passed the Protection of Critical Infrastructure (Computer Systems) Ordinance (Cap. 653) (the “Critical Infrastructure Ordinance”) in March 2025 (which has come into effect on January 1, 2026). Under the Critical Infrastructure Ordinance, entities designated critical infrastructure operators (i.e., organizations that operate critical infrastructures where the infrastructures are “specified critical infrastructure” that the Commissioner of Critical Infrastructure determines is necessary to protect, the “CIOs”) will be subject to certain organizational, preventative and reporting obligations, including (i) maintaining an office in Hong Kong, (ii) setting up and maintaining a computer-system security management unit and plan, and (iii) adhering to strict incident reporting timelines. As of the date of this annual report, we have not been designated a CIO. If we were designated as a CIO under the Critical Infrastructure Ordinance, and/or if future laws and regulations in Hong Kong or Macau were to result in oversight over data security that materially impacts our business in the applicable jurisdiction, we may be required to incur additional cost to ensure our compliance with such laws and regulations, which may affect our business, financial condition, and results of operations.

In 2025, the Department of Justice from Hong Kong finalized a rule implementing Executive Order 14117, which creates similar restrictions related to the transfer of sensitive U.S. data to countries such as China. These data transfer restrictions (and others that may pass in the future) may create operational challenges and legal risks for our business.

Product liability claims or lawsuits could cause us or our collaboration partners to incur substantial liabilities.

We and our collaboration partners face an inherent risk of product liability exposure related to the use of our drug candidates in clinical trials, sales of our and our collaboration partners’ products or the products we or they license from third parties. If we and our collaboration partners cannot successfully defend against claims that the use of such drug candidates in our clinical trials or any products sold by us or our collaboration partners, including savolitinib, fruquintinib, surufatinib and/or any of our drug candidates which receive regulatory approval, caused injuries, we and our collaboration partners could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for our products;
●	significant negative media attention and reputational damage;
●	withdrawal of clinical trial participants;
●	significant costs to defend the related litigation;

●	substantial monetary awards to trial participants or patients;
●	loss of revenue; and
●	the inability to commercialize any drug candidates that we may develop.

Our principal insurance policies cover product liability for savolitinib, fruquintinib, surufatinib, tazemetostat, certain prescription drugs and health supplements, property loss due to accidents or natural disasters and adverse events in clinical trials. Existing PRC laws and regulations do not require us or our collaboration partners to have, nor do we or they, maintain liability insurance to cover product liability claims except with respect to savolitinib, fruquintinib, surufatinib, tazemetostat, certain prescription drugs and health supplements, and liability with respect to our oncology and immunology clinical trials. Any litigation might result in substantial costs and diversion of resources. While we maintain liability insurance for clinical trials and products, this insurance may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products that we or our collaborators develop.

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

We may experience earnings volatility and our near-term profitability may fluctuate as we engage in strategic transactions, including acquisitions, investments, joint ventures or divestitures. If unsuccessful, such transactions may have an adverse effect on our business.

From time to time, we may pursue strategic transactions, including acquisitions, investments, joint ventures and divestitures. For example, we are continuing to actively evaluate non-core assets divestment opportunities as part of our strategy to focus on our core businesses. In April 2025, we completed the divestment of an aggregate of 45% equity interest for approximately $608.5 million, and retained 5% equity interest in Shanghai Hutchison Pharmaceuticals. For more information, please refer to Item 4.A. “History and Development of the Company.” As part of the divestment of Shanghai Hutchison Pharmaceuticals, we agreed to guarantee the purchasers a minimum Shanghai Hutchison Pharmaceuticals net profit growth of at least approximately 5% annually, subject to total compensation, for not achieving such net profit growth, not exceeding approximately $95 million, in the three-year transition period following the closing of the transactions. We may be required to make payments if profit targets are not met in the future. In particular, the profit of Shanghai Hutchison Pharmaceuticals may be affected by factors outside our control, including changes in market conditions, competitive dynamics, customer demand, pricing, input costs, regulatory developments and macroeconomic conditions. Such payments could have a material adverse effect on our financial performance.

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

We, our collaboration partners and our third-party contractors may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act (“FCPA”), U.S. healthcare fraud and abuse laws, the Bribery Act 2010 of the United Kingdom (“U.K. Bribery Act”), and Chinese anti-corruption laws, and any determination that we or they have violated these laws could have a material adverse effect on our business or our reputation.

In the day-to-day conduct of our business, we, our collaboration partners and our third-party contractors are in frequent contact with persons who may be considered government officials under applicable anti- corruption, anti-bribery and anti-kickback laws, which include doctors at public hospitals in China and elsewhere. Therefore, we, our collaboration partners and our third-party contractors are subject to risk of violations under the FCPA, the U.K. Bribery Act, and other laws in the countries where we or they do business. We, our collaboration partners and our third-party contractors have operations in China, and agreements with third parties in China. The PRC laws and regulations also strictly prohibit bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by the directors, employees, representatives, distributors, consultants or agents of our company or our collaboration partners, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our and our collaboration partners’ employees and third parties. We have implemented and adopted policies designed by the R&D-based Pharmaceutical Association Committee, an industry association representing approximately 40 global biopharmaceutical companies, to ensure compliance by us and our and their directors, officers, employees, representatives, distributors, consultants and agents with the anti-corruption laws and regulations. We cannot assure you, however, that our existing safeguards are sufficient or that our, our collaboration partners’ or our third party contractors’ directors, officers, employees, representatives, distributors, consultants and agents have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our business partners have not engaged and will not engage in conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, the U.K. Bribery Act or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, reputation, financial condition, cash flows and results of operations.

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

Ensuring that our, our collaboration partners’ and our third-party contractors’ future business arrangements with third parties comply with applicable laws could also involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment and exclusion from government funded healthcare programs, any of which could substantially disrupt our operations. If the physicians, hospitals or other providers or entities with whom we, our collaboration partners and our third-party contractors do business are found not to be in compliance with applicable laws, they may also be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

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

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemical materials. Our operations also produce hazardous waste products. We are therefore subject to PRC laws and regulations concerning the discharge of waste water, gaseous waste and solid waste during our manufacturing processes. We are required to establish and maintain facilities to dispose of waste and report the volume of waste to the relevant government authorities, which conduct scheduled or unscheduled inspections of our facilities and treatment of such discharge. We may not at all times comply fully with environmental regulations. Any violation of these regulations may result in substantial fines, criminal sanctions, revocations of operating permits, shutdown of our facilities and obligation to take corrective measures. We generally contract with third parties for the disposal of these materials and waste. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from the use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover costs and expenses incurred due to on-the-job injuries to our employees and third-party liability insurance for injuries caused by unexpected seepage, pollution or contamination, this insurance may not provide adequate coverage against potential liabilities. Furthermore, the PRC government may take steps towards the adoption of more stringent environmental regulations. Due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. If there is any unanticipated change in the environmental regulations, we may need to incur substantial capital expenditures to install, replace, upgrade or supplement our equipment or make operational changes to limit any adverse impact or potential adverse impact on the environment in order to comply with new environmental protection laws and regulations. If such costs become prohibitively expensive, we may be forced to cease certain aspects of our business operations.

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

We have adopted the Options Schemes and LTIP for the purpose of granting share-based compensation awards to certain management, directors, employees and other eligible grantees as a means to retain, incentivize, reward, remunerate, compensate and/or provide benefits to eligible grantees. We recognized share-based compensation expenses of $36.6 million, $21.6 million and $15.3 million for the years ended December 31, 2023, 2024 and 2025, respectively, in our consolidated financial statements in accordance with US GAAP.

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

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China to a significant degree. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. If the business environment in China deteriorates from the perspective of domestic or international investors, our business in China may also be adversely affected.

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

While the PRC economy has experienced significant growth in the past 40 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

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

We conduct a substantial portion of our business through our subsidiaries in China. PRC laws and regulations govern our and their operations in China. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. See also “The PRC’s economic, political and social conditions, as well as governmental policies, could affect the business environment and financial markets in China, our ability to operate our business, our liquidity and our access to capital.” and “The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares and ADSs could decline in value or become worthless.”

Our ability to operate in China may be harmed by changes in its laws and regulations. The central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. For instance, regulations introduced by the NMPA concerning drug inspection, investigation, evidence collection and disposal are relatively new, and because of the limited volume of published judicial decisions, which are non-binding in nature, the interpretation and enforcement of these laws and regulations are uncertain. In addition, the implementation of laws and regulations may be in part based on government policies and internal rules that are subject to the interpretation and discretion of different government agencies (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our or our collaboration partners’ violation of these policies and rules until sometime after the violation. The imposition of new regulations or interpretations of existing regulations can occur quickly with little advance notice. We may incur penalties for any failure to comply with PRC laws and regulations. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy.

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

Complying with the requirements of these regulations when pursuing acquisitive transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Due to the enhanced enforcement of the Anti-Monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and rigid investigations or review by regulators, which may increase our compliance costs and subject us to heightened risks and challenges. In addition, there are significant uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China. The amended Anti-Monopoly Law, published in October 2021 in draft form for public comment, became effective in August 2022. It imposes a higher regulatory requirement to complete an acquisitive transaction. Any failure or perceived failure by us to comply with the anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations. See also “Risks Relating to Sales of Our Internally Developed Drugs and Other Drugs—We may experience earnings volatility and our near-term profitability may fluctuate as we engage in strategic transactions, including acquisitions, investments, joint ventures or divestitures. If unsuccessful, such transactions may have an adverse effect on our business.”

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Substantially all of our revenue is denominated in renminbi, which currently is not a freely convertible currency. A portion of our revenue may be converted into other currencies to meet our foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, our subsidiaries are able to pay dividends in foreign currencies or convert renminbi into other currencies for use in operations without prior approval from the PRC State Administration of Foreign Exchange (“SAFE”), by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take future measures to restrict access to foreign currencies for current account transactions.

Our PRC subsidiaries’ ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including the SAFE. In particular, if we finance our PRC subsidiaries by means of foreign debt from us or other foreign lenders, the amount is not allowed to exceed the cross-border financing risk weighted balance calculated based on a formula prescribed by the PBOC. Further, such loans must be filed with and registered with the SAFE or their local branches and the National Development and Reform Commission (if applicable). If we finance our PRC subsidiaries by means of additional capital contributions, the amount of these capital contributions must first be filed with the relevant government approval authority. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing.

Our business benefits from certain PRC government tax incentives. Any changes to the tax incentives, or our PRC subsidiaries failing to continuously meet the criteria for these incentives, could have a material adverse effect on our operating results by significantly increasing our tax expenses.

Certain of our PRC subsidiaries have been granted High and New Technology Enterprise (“HNTE”), status by the relevant PRC authorities. This status allows the relevant enterprise to enjoy a reduced Enterprise Income Tax (“EIT”), rate at 15% on its taxable profits. For the duration of its HNTE grant, the relevant PRC enterprise must continue to meet the relevant HNTE criteria or else the 25% standard EIT rate will be applied from the beginning of the calendar year when the enterprise fails to meet the relevant criteria. If the rules for such incentives are amended, it would be uncertain whether any criteria as amended can be met, in which case the higher EIT rate may apply resulting in increased tax burden which will impact our business, financial condition, results of operations and growth prospects.

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

Except for our PRC subsidiaries incorporated in China, we believe that none of our entities incorporated outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

We conduct our business primarily through our subsidiaries in China, but we also have clinical operations in the United States and other foreign jurisdictions. As a result, China’s political relationships with the United States and other jurisdictions may affect our business operations. There can be no assurance that our clinical trial participants or customers will not alter their perception of us or their preferences as a result of adverse changes to the state of political relationships between China and the relevant foreign jurisdictions. Any tensions and political concerns between China and the relevant foreign jurisdictions may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Risks Relating to Intellectual Property

If we or our collaboration partners are unable to protect our or their products and drug candidates through intellectual property rights, our competitors may compete directly against us or them.

Our success depends, in part, on our and our collaboration partners’ ability to protect our and our collaboration partners’ products and drug candidates from competition by establishing, maintaining and enforcing our or their intellectual property rights. We and our collaboration partners seek to protect the products and technology that we and they consider commercially important by filing PRC and international patent applications, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. For more details, see Item 4.B. “Business Overview-Patents and Other Intellectual Property.” Patents may become invalid and patent applications may not be granted for a number of reasons, including known or unknown prior art, deficiencies in the patent application or the lack of originality of the technology. In addition, the PRC and the United States have adopted the “first-to-file” system under which whoever first files an invention patent application will be awarded the patent. Under the first-to-file system, third parties may be granted a patent relating to a technology which we invented. Furthermore, the terms of patents are finite. The patents we hold and patents to be issued from our currently pending patent applications generally have a twenty-year protection period starting from the date of application.

We and/or our collaboration partners may become involved in patent litigation against third parties to enforce our or their patent rights, to invalidate patents held by such third parties, or to defend against such claims. A court may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the third-party technology in question. Further, such third parties could counterclaim that we or our collaboration partners infringe their intellectual property or that a patent we or our collaboration partners have asserted against them is invalid or unenforceable. In patent litigation, defendant counterclaims challenging the validity, enforceability or scope of asserted patents are commonplace. In addition, third parties may initiate legal proceedings against us or our intellectual property to assert such challenges to our intellectual property rights.

The outcome of any such proceeding is generally unpredictable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Patents may be unenforceable if someone connected with prosecution of the patent withheld relevant information or made a misleading statement during prosecution. It is possible that prior art of which we or our collaboration partners and the patent examiner were unaware during prosecution exists, which could render our or their patents invalid. Moreover, it is also possible that prior art may exist that we or our collaboration partners are aware of but do not believe is relevant to our or their current or future patents, but that could nevertheless be determined to render our patents invalid. The cost to us of any patent litigation or similar proceeding could be substantial, and it may consume significant management time. We do not maintain insurance to cover intellectual property infringement.

An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. If a defendant were to prevail on a legal assertion of invalidity or unenforceability of our patents covering one of our products or drug candidates, we could lose at least part, and perhaps all, of the patent protection covering such product or drug candidate. Competing drugs may also be sold in other countries in which our patent coverage might not exist or be as strong. If we lose a foreign patent lawsuit, alleging our infringement of a competitor’s patents, we could be prevented from marketing our drugs in one or more foreign countries. Any of these outcomes would have a materially adverse effect on our business.

Intellectual property and confidentiality legal regimes in China may not afford protection to the same extent as in the United States or other countries. Implementation and enforcement of PRC intellectual property laws may be deficient and ineffective. Policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or them or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require a significant expenditure of cash and may divert management’s attention from our operations, which could harm our business, financial condition and results of operations. An adverse determination in any such litigation could materially impair our intellectual property rights and may harm our business, prospects and reputation.

Developments in patent law could have a negative impact on our business.

From time to time, authorities in the United States, China, Europe and Japan and other government authorities may change the standards of patentability, and any such changes could have a negative impact on our business. For example, in the United States, the Leahy-Smith America Invents Act (“America Invents Act”), which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a “first-to-invent” system to a “first-to-file” system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. As a result of these changes, patent law in the United States may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The U.S. Patent and Trademark Office (“USPTO”), has developed regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act, including continually developing case law, may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will have on the cost of prosecuting our patent applications and our or their ability to obtain patents based on our discoveries and to enforce or defend any patents that may issue from our or their patent applications, all of which could have a material adverse effect on our business.

If we are unable to maintain the confidentiality of our and our collaboration partners’ trade secrets, our business and competitive position may be harmed.

In addition to the protection afforded by patents and the PRC’s State Secret certification, we and our collaboration partners rely upon unpatented trade secret protection, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our and our collaboration partners’ proprietary technology and processes, in part, by entering into confidentiality agreements with our and their collaborators, scientific advisors, employees and consultants, and invention assignment agreements with our and their consultants and employees. We and our collaboration partners may not be able to prevent the unauthorized disclosure or use of our or their technical know-how or other trade secrets by the parties to these agreements, however, despite the existence generally of confidentiality agreements and other contractual restrictions. If any of the collaborators, scientific advisors, employees and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we and our collaboration partners may not have adequate remedies for any such breach or violation, and we, our collaboration partners could lose our trade secrets as a result. Enforcing a claim that a third-party illegally obtained and is using our trade secrets, like patent litigation, is expensive and time consuming, and the outcome is unpredictable. In addition, courts in China and other jurisdictions outside the United States are sometimes less prepared or willing to protect trade secrets.

The trade secrets of our company and our collaboration partners could otherwise become known or be independently discovered by our or their competitors. For example, competitors could purchase our drugs and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If any of our or our collaboration partners’ trade secrets were to be lawfully obtained or independently developed by a competitor, we or our collaboration partners would have no right to prevent them, or others to whom they communicate it, from using that technology or information to compete against us. If our trade secrets are unable to adequately protect our business against competitors’ drugs, our competitive position could be adversely affected, as could our business.

We and our collaboration partners are dependent on trademark and other intellectual property rights licensed from others. If we lose our licenses for any of our products, we or our collaboration partners may not be able to continue developing such products or may be required to change the way we market such products.

We and our collaboration partners are parties to licenses that give us or them rights to third-party intellectual property that are necessary or useful for our or our collaboration partners’ businesses. In particular, “HUTCHMED” brands, among others, have been licensed to us by Hutchison Whampoa Enterprises Limited, an affiliate of our largest shareholder, Hutchison Healthcare Holdings Limited. Hutchison Whampoa Enterprises Limited grants us a royalty-free, worldwide license to such brands. For more details, please see “Item 7. Major Shareholders and Related Party Transactions-Related Party Transactions- Relationship with CK Hutchison-Intellectual property licensed by the CK Hutchison group.” Under the terms of our brand license agreement, Hutchison Whampoa Enterprises Limited has the right to terminate the license if, among other things, we commit a material breach of the agreement, or within any twelve-month period the aggregate direct or indirect shareholding in our company held by CK Hutchison is reduced to less than 35%, 30% or 20%. Furthermore, the trademarks of Elunate and Orpathys are licensed to us in China by our collaboration partner Eli Lilly and AstraZeneca, respectively.

In some cases, our licensors have retained the right to prosecute and defend intellectual property rights licensed to us. We depend in part on the ability of our licensors to obtain, maintain and enforce intellectual property protection for such licensed intellectual property. Such licensors may not successfully maintain their intellectual property, may determine not to pursue litigation against other companies that are infringing on such intellectual property, or may pursue litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products or branding, which could adversely affect our competitive business position and harm our business prospects.

If our or our collaboration partners’ products or drug candidates infringe the intellectual property rights of third parties, we and they may incur substantial liabilities, and we and they may be unable to sell these products.

Our commercial success depends significantly on our and our collaboration partners’ ability to operate without infringing the patents and other proprietary rights of third parties. In the PRC, invention patent applications are generally maintained in confidence until their publication 18 months from the filing date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and invention patent applications are filed. Even after reasonable investigation, we may not know with certainty whether any third-party may have filed a patent application without our knowledge while we are still developing or producing that product. While the success of pending patent applications and applicability of any of them to our programs are uncertain, if asserted against us or them, we could incur substantial costs and we or they may have to:

●	obtain licenses, which may not be available on commercially reasonable terms, if at all;
●	redesign products or processes to avoid infringement; and
●	stop producing products using the patents held by others, which could cause us or them to lose the use of one or more of our or their products.

To date, we and our collaboration partners have not received any material claims of infringement by any third parties. If a third-party claims against us or our collaboration partners, any of the following may occur:

●	we or our collaboration partners may have to defend litigation or administrative proceedings that may be costly whether we or they win or lose, and which could result in a substantial diversion of management resources;
●	we or our collaboration partners may become liable for substantial damages for past infringement if a court decides that our technology infringes a third-party’s intellectual property rights;
●	a court may prohibit us or our collaboration partners from producing and selling our or their product(s) without a license from the holder of the intellectual property rights, which may not be available on commercially acceptable terms, if at all; and
●	we or our collaboration partners may have to reformulate product(s) so that it does not infringe the intellectual property rights of others, which may not be possible or could be very expensive and time consuming.

Any costs incurred in connection with such events or the inability to sell our or our collaboration partners’ products may have a material adverse effect on our business and results of operations.

We and our collaboration partners may not be able to effectively enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our or our collaboration partners’ products or drug candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly in developing countries. Moreover, we or our collaboration partners’ ability to protect and enforce our or their intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, the patent laws of some foreign countries do not afford intellectual property protection to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, may not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us or our collaboration partners to stop the infringement of our or their patents or the misappropriation of our or their other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions throughout the world. Competitors may use our technologies in jurisdictions where we or they have not obtained patent protection to develop their own drugs and, further, may export otherwise infringing drugs to territories where we have patent protection, if our or our collaboration partners’ ability to enforce our or their patents to stop infringing activities is inadequate. These drugs may compete with our drug candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Proceedings to enforce our or our collaboration partners’ patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our or their efforts and resources from other aspects of our and their businesses. While we intend to protect our intellectual property rights in the major markets for our drug candidates, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our drug candidates. Furthermore, some of our collaborators are responsible for enforcing our intellectual property rights, for example, AstraZeneca is responsible for enforcing our intellectual property rights with respect to savolitinib on our behalf, we may be unable to ensure that such rights are enforced or maintained in all jurisdictions. Accordingly, our efforts to protect the intellectual property rights of our drug candidates in such countries may be inadequate.

We and our collaboration partners may be subject to damages resulting from claims that we or they, or our or their employees, have wrongfully used or disclosed alleged trade secrets of competitors or are in breach of non-competition or non-solicitation agreements with competitors.

We and our collaboration partners could in the future be subject to claims that we or they, or our or their employees, have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers or competitors. Although we try to ensure that our employees and consultants do not improperly use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may in the future be subject to claims that we or they caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we, our collaboration partners or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor. Litigation may be necessary to defend against these claims. Even if we and our collaboration partners are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defenses to these claims fail, in addition to requiring us and them to pay monetary damages, a court could prohibit us from using technologies or features that are essential to our or their products or our drug candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate such technologies or features would have a material adverse effect on our business, and may prevent us from successfully commercializing our drug candidates. In addition, we or our collaboration partners may lose valuable intellectual property rights or personnel as a result of such claims. Moreover, any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our drug candidates, which would have an adverse effect on our business, results of operations and financial condition.

Patent terms may be inadequate to protect the competitive position of our drug candidates for an adequate amount of time.

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

In mainland China, with the amended Patent Law of the People’s Republic of China (“Amended Patent Law”) issued on October 17, 2020 and taking effect on June 1, 2021, as well as the amended Regulations for the Implementation of the Drug Administration Law of the People’s Republic of China (“Amended Drug Regulations”) issued on January 27, 2026 and set to take effect on May 15, 2026, legislators have established a relatively comprehensive legal framework for drug intellectual property protection, covering the patent linkage system, patent term extension for pharmaceuticals, protection of drug trial data, and market exclusivity for drugs. According to Article 42 of the Amended Patent Law, to compensate for the time taken by the review and approval process for new drugs, the patent holder may request up to five years of compensation for the relevant invention patents of new drugs approved for marketing in China, provided that the total effective patent term does not exceed 14 years. According to Article 21 of the Amended Drug Regulations, eligible pediatric drugs and drugs for the treatment of rare diseases are granted market exclusivity periods of up to two years and up to seven years, respectively. According to Article 22 of the amended Drug Regulations, the marketing authorization holder of eligible drugs can receive protection for self-obtained and undisclosed trial data and other data, with the protection period starting from the drug registration date and not exceeding six years. However, obtaining any of these types and durations of intellectual property protection requires meeting strict statutory conditions and limitations, which include: new drugs approved for marketing before June 1, 2021, are not eligible for patent term extension; if a new drug is covered by multiple patents, the patent holder can only request patent term extension for one of the patents; if a patent involves multiple new drugs, patent term extension can only be requested for one of the drugs under that patent; during the patent term extension period for a new drug-related invention patent, the scope of protection of that patent is limited to the drug and its approved indications only; and obtaining drug trial data protection and market exclusivity also requires meeting specific conditions according to the measures formulated by the drug regulatory department of the State Council, which are yet to be released. If we are unable to obtain any patent term extension, or the term of any such extension is less than that we request, our competitors or other third parties may obtain approval of competing products following our patent expiration. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In March 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

Our ADSs continue to be listed on Nasdaq, and our shares continue to be admitted to trading on the AIM and listed on the SEHK. The listing of the shares on the AIM and the SEHK, and the ADSs on Nasdaq, may reduce the liquidity of these securities in one or each of these markets and may adversely affect the development of an active trading market for the shares in each of these markets. The price of the shares could also be adversely affected by trading on Nasdaq. Similarly, the price of the ADSs could also be adversely affected by trading on the AIM and the SEHK. We may also seek further listings on other stock exchanges such as the Shanghai Stock Exchange, which could further affect the liquidity and value of the shares and the ADSs. Furthermore, the shares trade on the SEHK largely in electronic book-entry form. However, the ADSs are backed by physical ordinary share certificates, and the depositary for our ADS program is unable to accept book-entry interests into its custody in order to issue ADSs. As a result, if a holder of the shares wishes to deposit the shares into the ADS program and hold ADSs for trading on Nasdaq or vice versa, the issuance and cancellation process may be longer than if the depositary could accept such book-entry interests.

Our largest shareholder owns a significant percentage of our ordinary shares, which may limit the ability of other shareholders to influence corporate matters.

As of February 13, 2026, Hutchison Healthcare Holdings Limited owned approximately 38.1% of our ordinary shares. Accordingly, Hutchison Healthcare Holdings Limited can influence the outcome of any corporate transaction or other matter submitted to shareholders for approval and the interests of Hutchison Healthcare Holdings Limited may differ from the interests of our other shareholders. Under our Articles of Association, certain matters, such as amendments to our amended and restated Memorandum and Articles of Association, require the approval of not less than three-fourths of votes cast by such shareholders as, being entitled so to do, vote in person (or, in the case of such shareholders as are corporations, by their respective duly authorized representative) or by proxy. Therefore, Hutchison Healthcare Holdings Limited’s approval will be required to achieve any such threshold. In addition, Hutchison Healthcare Holdings Limited has and will continue to have a significant influence over the management and the strategic direction of our company.

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

We are a foreign private issuer as defined in the Securities Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States on June 30, 2026 and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2027, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S.-listed public company, should we lose our foreign private issuer status, we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

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

Significant revaluation of the renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we would receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us. Appreciation or depreciation in the value of the renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. In addition, our operating transactions and assets and liabilities in the PRC are mainly denominated in renminbi. Such amounts are translated into U.S. dollars for purpose of preparing our consolidated financial statements, with translation adjustments reflected in accumulated other comprehensive income/(loss) in shareholders’ equity. We recorded a foreign currency translation loss of $6.6 million and $3.8 million for the years ended December 31, 2023 and 2024, respectively, and a foreign currency translation income of $2.5 million for the year ended December 31, 2025.

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

The market price of our ADSs has been volatile. From March 17, 2016 to March 2, 2026, the closing sale price of our ADSs ranged from a high of $42.94 to a low of $7.65 per ADS.

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

If we are a passive foreign investment company (“PFIC”) for any taxable year, U.S. investors could be subject to adverse U.S. federal income tax consequences. Due to factors such as our significant cash balance, we cannot express an expectation regarding our PFIC status for 2026 or future taxable years.

The rules governing PFICs can have adverse U.S. federal income tax consequences for U.S. investors of non-U.S. corporations. The PFIC status of a non-U.S. corporation for any taxable year depends upon the composition of its income and assets, the value of its assets and the classification of items of its income and assets as active or passive under the PFIC rules, as discussed further in Item 10.E. “Taxation-U.S. Taxation-Material U.S. Federal Income Tax Considerations with Respect to Ordinary Shares and ADSs.” Based on the composition of our income and assets and the estimated average fair market value of our assets (including unbooked goodwill), which estimate is based in large part on the market value of our ADSs and ordinary shares, we believe that we were not a PFIC for our 2025 taxable year. However, there can be no assurances that the U.S. Internal Revenue Service will not challenge this position because there are uncertainties as to how to apply the PFIC rules (for example, with respect to the proper classification of certain items of our income and assets for purposes of the PFIC rules). Furthermore, because we hold a substantial amount of cash and financial investments, whether we will be a PFIC for 2026 or other future taxable years is uncertain. Our annual PFIC status is a factual annual determination that can be made only after the end of the relevant taxable year and depends on particular facts and circumstances including, among other things, the composition of our income and the annual average value of our assets that may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Accordingly, there is a risk we will be a PFIC for our 2026 taxable year, and possibly other taxable years, if the value of our assets (including unbooked goodwill) is determined by reference to our market capitalization and (i) the amount of cash and financial investments we hold remains substantial and/or (ii) our average market capitalization fluctuates or decreases. Furthermore, the proportionate value of our passive assets may increase over time if the value of our ownership stake in any other company in which we own less than 25% (by value) increases. In light of the foregoing, no assurance can be provided that we were not, or will not be, a PFIC for any taxable year.

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

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 have yet to be promulgated, the possible inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties you may face in protecting your interests.

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

In addition, as a Cayman Islands exempted company, our shareholders have no general rights under Cayman Islands law to inspect corporate records except for the register of mortgages; however, they do have the right to inspect our register of members and to receive auditor’s report as provided in our Articles of Association, and may request a copy of the Articles of Association. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. As a Cayman Islands company, we may not have standing to initiate a derivative action in U.S. federal courts, English courts or Hong Kong courts. As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in U.S. federal courts, English courts or Hong Kong courts. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts, English courts or Hong Kong courts.

Most of our directors and executive officers reside outside of the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. In addition, some of our operating subsidiaries are incorporated in China. Certain of our directors and executive officers reside within China, and a portion of our assets and the assets of those persons are located within China. It may be difficult for investors to effect service of process upon us or those persons inside mainland China or to enforce against us or them in mainland China any judgments obtained from courts outside mainland China. Mainland China is not a party to treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Even if you are successful in bringing an action, the laws of the Cayman Islands and mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. Whilst there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, Hong Kong or China, the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in such courts against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

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

We launched our novel drug research and development operations in 2002 with the establishment of our subsidiary HUTCHMED Limited, which is focused on discovering, developing and marketing drugs for the treatment of cancer and immunological diseases. A dozen of our in-house discovered drug candidates have entered clinical trials around the world and three have so far been approved for sale. Since 2001, we have also developed drug marketing and distribution platforms in China, which primarily focus on prescription drug and healthcare products through several subsidiary companies and are included in our Other Ventures.

We listed our ordinary shares on the AIM market in 2006, ADSs on the Nasdaq Global Select Market in 2016 and our ordinary shares on the SEHK in 2021.

On March 4, 2021, we announced the consolidation of the two corporate identities that we have used since our inception. Hutchison China MediTech (“Chi-Med”), which had been used as our group identity, while Hutchison MediPharma had been the identity of our novel drug research and development operations under which our oncology products had been developed and marketed. The brand HUTCHMED immediately replaced Chi-Med as our abbreviated name, and we changed our group company name at our Annual General Meeting in April 2021 from Hutchison China MediTech Limited to HUTCHMED (China) Limited.

As our focus is the discovery and development of novel therapies in oncology and immunology, we recently disposed of our interest in some non-core operations which we believe allows us to focus resources on our primary aim of accelerating investment in our Oncology/Immunology assets. In September 2021, we disposed of our investment in Hutchison Baiyunshan, our non-core and non-consolidated over-the-counter drug joint venture business. In December 2023, we disposed of our interests in our consolidated joint venture Hutchison Hain Organic and our wholly owned subsidiary HUTCHMED Science Nutrition. In April 2025, we completed the divestment of an aggregate of 45% equity interest and retained 5% equity interest in Shanghai Hutchison Pharmaceuticals. Our principal executive offices are located at 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. Our telephone number at that address is +852 2121 8200. The address of our registered office in the Cayman Islands is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

See Item 5.B. “Liquidity and Capital Resources” for details on our capital expenditures for the years ended December 31, 2023, 2024 and 2025.

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

Broad pipeline of differentiated targeted therapies and immunotherapies built for the global market. We have a pipeline of differentiated drug candidates covering both novel and validated targets, including MET, VEGFR, FGFR, CSF-1R, Syk, EZH2, PI3K/PIKK, IDH, ERK, BTK, CD47, SHP2 and menin. The aim of our research is to develop drugs with high selectivity and superior safety profiles, a key benefit of which is that our drug candidates have the potential to be effectively paired with other oncology and immunology therapies at effective dosages with fewer side effects.

Commercially launching products while continuing to discover new assets. In China, three of our internally developed drugs, savolitinib, fruquintinib and surufatinib are commercially available to patients as Orpathys, Elunate and Sulanda, respectively. Fruquintinib is marketed as Elunate in China by HUTCHMED, and as Fruzaqla outside of China by our partner Takeda. Fruzaqla has received approval in 38 countries to date, including the United States in 2023, Europe and Japan in 2024. Reimbursement approvals are progressing in many jurisdictions. To accelerate the availability of our innovative medicines for patients globally, we seek partnerships to commercialize our drugs outside of China, such as our partnership with AstraZeneca on savolitinib and with Takeda on fruquintinib. In addition, we have 15 other drug candidates that have entered clinical development and several pre-clinical drug candidates.

Comprehensive global in-house discovery and development capabilities. We have a comprehensive drug discovery and development operation covering chemistry, biology, pharmacology, toxicology, chemistry and manufacturing controls for clinical and commercial supply, clinical and regulatory and other functions. Through our Oncology/Immunology operations, our team of approximately 870 scientists and staff has created, developed and in-licensed a deep portfolio of clinical-stage drug candidates.

Long-standing drug marketing and distribution experience to support the realization of in-house oncology innovations in China. We have built large-scale and profitable drug marketing and distribution capabilities through our Other Ventures operations, which primarily manufacture, market and distribute prescription drugs in China. Our more than 20 years of track record and deep institutional knowledge of the drug marketing and distribution process are being leveraged to bring our in-house oncology innovations to patients. We have built an in-house oncology drug sales team to approximately 780 persons at end of 2025 to support the commercialization of fruquintinib, surufatinib, tazemetostat and our other innovative drugs, if approved, throughout China.

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
●Improved safety and prolonged treatment given lower off-tumor or off-target toxicity than small molecules, less myelosuppression than ADCs and better quality of life than cytotoxin-based conjugates; and
●Attractive pharmacokinetics resulting from antibody-guided delivery to target sites, which will improve bioavailability and reduce drug-drug interactions when compared to oral small molecules inhibitors.

Build and scale our manufacturing and commercialization capabilities

We plan to leverage our long-standing drug marketing and distribution know-how and infrastructure to support our innovative oncology product launches, focusing in particular on the Chinese market. We have a more than 20-year track record of marketing and selling products in China. We possess an in-house oncology drug sales team in China of about 780 staff at the end of 2025. Outside of China, we look to form collaborations with leading biopharmaceutical companies and/or contract sales organizations to fully realize the value of our assets. We will also continue to enhance our global supply chain to support the sales of our approved drugs, including through our new manufacturing plant in Shanghai and by working with third-party manufacturers.

Identify China business development opportunities to complement our internal research and development activities

We plan to explore opportunities to in-license complementary late-stage drug candidates in China to supplement our in-house research and development capabilities, with a focus on drug candidates with the potential to both complement our existing drug pipeline including through having synergistic effects and augment our oncology commercial portfolio, such as tazemetostat from Ipsen. In addition, we expect to progress some of our drug candidates by pursuing business development opportunities with other biopharmaceutical companies in China such as our collaborations to evaluate combining fruquintinib with anti-PD-1 antibodies for the treatment of various solid tumor cancers. We will also continue to work with our partners, AstraZeneca, Eli Lilly and Takeda, to optimize the potential of our drug candidates savolitinib (globally with AstraZeneca) and fruquintinib (outside China with Takeda and in China with Eli Lilly).

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

Oncology Commercial Operations

Fruquintinib (Elunate in China, Fruzaqla outside China)

Fruquintinib was approved for 3L CRC in China in September 2018 and commercially launched in November 2018. There were close to 520,000 new CRC cases in China in 2022 and incidence of 3L CRC was about 105,000. Second indication in China was conditionally approved in combination with Tyvyt for the treatment 2L EMC with pMMR status. There were about 82,000 new EMC cases in China in 2020, with about 20% experiencing recurrence. The third potential indication of fruquintinib in China for 2L RCC was investigated in a Phase II/III randomized, open-label, active-controlled study (FRUSICA-2), and the NDA for this indication based on FRUSICA-2 was accepted for review by the NMPA in June 2025. According to Globocan, there were 74,000 new kidney cancer cases in China in 2022, with about 90% being RCC and about 20-30% recurring within the first five years. In China, fruquintinib was the leading treatment for late-stage CRC with 43% of 3L treated patient share according to an IQVIA tracking study in Q3 2025.

Fruquintinib is partnered with Eli Lilly under the brand of Elunate in China. HUTCHMED manages all on-the-ground medical detailing, promotion and marketing activities in China. We consolidate as revenue approximately 70-80% of Elunate in-market sales from manufacturing revenue, promotion and marketing services and royalties paid to us by Lilly. In 2025, Elunate achieved in-market sales of $100.1 million, returning to growth in the second half of 2025, with a 33% increase in sales as compared to the first half of 2025. We consolidated $76.9 million in revenue for Elunate, equal to 77% of in-market sales. Following negotiations with the NHSA, Elunate continues to be included in the NRDL for the indication of 3L CRC for a new two-year term starting in January 2026 at the same price as the 2024-25 NRDL price. Elunate was also included in the NRDL for the indication of EMC with pMMR status in combination with Tyvyt starting in January 2026.

Fruquintinib is partnered with Takeda under the brand of Fruzaqla outside of China. Takeda launched Fruzaqla in the U.S. within 24 hours after it was approved by the FDA for 3L CRC on November 8, 2023, with the first prescription received a day after approval, followed by inclusion on November 16, 2023 in “NCCN Clinical Practice Guidelines for Colon Cancer” and “NCCN Clinical Practice Guidelines for Rectal Cancer,” which were updated as of February 7, 2025. Fruquintinib has also been successfully recommended in six other major treatment guidelines for colorectal cancer. These will continue to drive awareness and usage of fruquintinib among doctors and patients. Takeda estimated 14,600 3L & 4L+ metastatic CRC patients in the U.S. In 2025, Fruzaqla generated in-market sales of $366.2 million, up by 26% versus 2024 ($290.6 million), and we consolidated $89.4 million in revenue from manufacturing revenue and royalties.

Fruquintinib is marketed as Elunate in China by HUTCHMED, and as Fruzaqla outside of China by our partner Takeda. Fruzaqla has received approval in 38 countries to date, including the United States in 2023, Europe and Japan in 2024.

In January 2024, Elunate was approved in the Hong Kong Special Administrative Region. This was the first medicine to be approved under the new mechanism for registration of new drugs (the “1+” mechanism). CRC was the second most common cancer in Hong Kong in 2021, with about 5,900 new patients diagnosed and associated with about 2,300 deaths.

Apart from $400 million upfront payment collected in April 2023, we received the following milestone payments from Takeda: (1) $35 million pursuant to FDA approval of Fruzaqla in November 2023; (2) $20 million triggered by reaching over $200 million in the sales of Fruzaqla outside of China in October 2024; (3) $7 million following the pricing approval and launch of Fruzaqla in Japan in November 2024 and June 2025; and (4) $10 million for receiving national reimbursement recommendation in Spain in December 2024, the first national reimbursement recommendation in Europe.

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

In June 2025, the NMPA approved savolitinib in combination with Tagrisso in 2L EGFRm NSCLC with MET amplification based on the SACHI study. We have presented the SACHI China Phase III at ASCO 2025 in a late-breaking oral presentation. In October 2025, our partner AstraZeneca completed enrollment of a global Phase III study for similar combination (SAFFRON), with topline results expected in H2 2026. Globally, there are about 2.4 million people diagnosed with lung cancer every year, with 80-85% classified as NSCLC. About 10-15% of NSCLC patients in the U.S. and Europe, and 30-40% of patients in Asia have EGFRm NSCLC. While EGFR-targeted therapy can provide a substantial survival benefit to patients with EGFRm NSCLC, most will eventually develop resistance to their treatment, with MET being a common resistance biomarker. Among patients screened for enrollment in a Phase II study (SAVANNAH), an estimated 62% had tumors with MET overexpression and/or amplification, and approximately 34% met the defined high MET level cut-off upon clinical progression.

For savolitinib in combination with Tagrisso in 1L EGFRm NSCLC with MET overexpression, we have completed patient enrollment of the China Phase III study (SANOVO) in August 2025, with results expected in late-2026 or early 2027. In December 2025, the NMPA accepted our NDA with priority review for MET amplification 3L GC, supported by a single-arm, open-label China Phase II study which met primary endpoint of ORR.

In 2011, following the discovery and initial development of savolitinib by HUTCHMED, AstraZeneca and HUTCHMED entered a global licensing agreement to jointly develop and commercialize savolitinib. AstraZeneca is responsible for the commercialization of savolitinib in China and worldwide. The revenue we generate from savolitinib comprised of royalty revenue and manufacturing revenue of Orpathys. In 2025, savolitinib triggered an $11.0 million milestone payment from AstraZeneca for securing China approval for its third lung cancer indication. In 2025, savolitinib in-market sales were $28.9 million (2024: $45.5 million) and our consolidated revenue was $18.6 million (2024: $24.5 million). The decline in in-market sales was impacted by strong competition in the METex14 skipping NSCLC setting.

In 2021, 2022 and the first two months of 2023, Orpathys was sold as a self-pay drug. Following negotiations with the NHSA in January 2023, Orpathys were included in the NRDL at a 38% discount relative to the self-pay price, broadening patient access to this medicine. In 2025, both 1L and 2L METex14 skipping NSCLC are included in the NRDL 2026.

In March 2023, Orpathys was approved in the Macau Special Administrative Region. In February 2025, it was approved in Hong Kong Special Administrative Region under the “1+” mechanism.

Surufatinib (Sulanda in China)

Surufatinib was approved in China for non-pancreatic NETs in December 2020 and for pancreatic NETs in June 2021. It is being marketed by us in China under the brand name Sulanda. There are approximately 40,000 new patients per year in China. According to IQVIA tracking study report in the fourth quarter of 2023, Sulanda maintained its position in the market with 21% prescription share in NET treatment, ahead of competitors Sutent and Afinitor.

Sulanda is also being investigated in a Phase II/III trial in a combination of surufatinib, camrelizumab (PD-1 antibody), nab-paclitaxel and gemcitabine for 1L PDAC. Results from the Phase II part of a China Phase II/III study were presented at ESMO Asia Congress 2025.The Phase III part of this study dosed first patient in December 2025, targeting enrollment of 400 patients with OS as the primary endpoint. PDAC is an aggressive form of cancer, representing over 90% of pancreatic cancer cases. According to Globocan, there were 119,000 new pancreatic cancer cases in China in 2022.

Total in-market sales and consolidated revenue decreased by 44.9% to $27.0 million in 2025 (2024: $49.0 million) primarily due to intensified competition for NET patients from new somatostatin analogues drugs following their inclusion in the NRDL and resulting broader coverage. Sulanda has been successfully recommended in 2023 Chinese Medical Association consensus for standardized diagnosis and treatment of pancreatic cancer neuroendocrine neoplasms and four other treatment guidelines for neuroendocrine tumors. Sulanda has been included in the NRDL since 2022 and its NRDL listing was reviewed for NRDL for 2026 at the same price with 2024-2025 NRDL price. We currently have all rights to surufatinib worldwide.

Tazemetostat (Tazverik in China, the U.S. and Japan)

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

Tazemetostat received accelerated approval from the FDA based on ORR and DoR in January 2020 for epithelioid sarcoma and in June 2020 for r/r ≥2L EZH2m FL or r/r FL with no satisfactory alternatives. It is marketed by Ipsen in the U.S. and by Eisai in Japan. Tazemetostat was approved in China for 3L R/R EZH2-mutant follicular lymphoma in March 2025. China has about 9,000 new follicular lymphoma patients each year. About 1/3 of them will eventually require 3L treatment and the frequency of EZH2 mutation was about 25%. We are also taking part in the Chinese portion of the global SYMPHONY-1 Phase III study of tazemetostat in combination with lenalidomide and rituximab in 2L FL.

In March 2025, tazemetostat conditionally approved by NMPA for 3L r/r follicular lymphoma with EZH2 mutation. In May 2022, tazemetostat was approved by the Health Commission and Medical Products Administration of Hainan Province, China to be used in the Hainan Boao Lecheng International Medical Tourism Pilot Zone (“Hainan Pilot Zone”), under the Clinically Urgently Needed Imported Drugs scheme, for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma consistent with the label as approved by the FDA. Launched in 2013, the Hainan Pilot Zone is a destination for international medical tourism and global hub for scientific innovation, welcoming 83,900 medical tourists in 2020, according to official data. Tazemetostat was also approved in the Macau in March 2023 and Hong Kong in May 2024.

Total in-market sales and consolidated revenue increased by 157.8% to $2.5 million in 2025 (2024: $0.9 million) mainly due to increases in sales in Hainan and Hong Kong and tazemetostat’s launch in mainland China in July 2025 following its approval in March 2025. In addition, tazemetostat was included in the first edition of the Commercial Insurance Drug List starting in January 2026. Tazemetostat is now included in four treatment guidelines and consensus recommendations: CSCO Guidelines for Lymphoid Malignancies, CSCO Guidelines for Bone and Soft Tissue Sarcoma, CACA Expert Consensus on Diagnosis and Treatment of Follicular Lymphoma in Elderly Patients in China and CACA Guidelines for Diagnosis and Treatment of Follicular Lymphoma in China.

Clinical Drug Development Summary

We discovered and developed all the innovative drugs in our pipeline, except tazemetostat, which we in-licensed from Epizyme, a subsidiary of Ipsen. We partner with Eli Lilly marketing fruquintinib in China, and with Takeda outside of China. We partner globally with AstraZeneca for savolitinib. Please see details in “—Overview of Our Collaborations—.” We retain the global rights to the rest of the portfolio.

The following table summarizes the status of our clinical portfolio’s development in registrational trials:

Program	Investigational treatment	Disease	Target patient	Study name	Country/ region	Proof of concept	Registration	Approved
Fruquintinib VEGFR-1, -2, -3	Fruquintinib	CRC	>3L; Refractory	FRESCO-2	Global			Marketed
	Fruquintinib	CRC	≥3L; Chemotherapy refractory	FRESCO	China			Marketed
	Fruquintinib + sintilimab (PD-1)	EMC	2L; Conditional	FRUSICA-1	China			Marketed
	Fruquintinib + sintilimab (PD-1)	RCC	2L	FRUSICA-2	China			NDA filed
	Fruquintinib + sintilimab (PD-1)	EMC	2L; Confirmatory	FRUSICA-3	China			
Savolitinib MET	Savolitinib + osimertinib (EGFR)	NSCLC	2/3L; osi-refractory MET-amp/oe	SAVANNAH	Global			Temporary authorisation (Switzerland)
	Savolitinib + osimertinib (EGFR)	NSCLC	2/3L; osi-refractory MET-amp/oe	SAFFRON	Global			Fully enrolled
	Savolitinib + osimertinib (EGFR)	NSCLC	1L; EGFRm MET-oe	SANOVO	China			Fully enrolled
	Savolitinib + osimertinib (EGFR)	NSCLC	2L; EGFR TKI-refractory MET-amp	SACHI	China			Marketed
	Savolitinib	NSCLC	1L & 2L; METex14		China			Marketed
	Savolitinib	GC	3L; MET+		China			NDA filed
	Note: HUTCHMED is investigating savolitinib in a global collaboration with AstraZeneca. AstraZeneca leads development outside of China.							
Surufatinib VEGFR-1, -2, -3, FGFR1, CSF-1R	Surufatinib	Pancreatic NET	All	SANET-p	China			Marketed
	Surufatinib	Non-Pancreatic NET	All	SANET-ep	China			Marketed
	Surufatinib + camrelizumab (PD-1)	PDAC	1L		China			
Sovleplenib (HMPL-523) SYK	Sovleplenib	ITP	2L; Relapsed/refractory	ESLIM-01	China			NDA filed
	Sovleplenib	wAIHA	2L; Relapsed/refractory	ESLIM-02	China			NDA planned
Tazemetostat EZH2	Tazemetostat	ES, FL			China			Marketed (Hainan & Macau)
	Tazemetostat	FL	≥3L; Relapsed/refractory EZH2m		China			Marketed (Chinese Mainland & HK)
	Tazemetostat	FL	≥2L; Relapsed/refractory EZH2wt/EZH2m	SYMPHONY-1	China			
	Note: Tazemetostat developed by Epizyme, an Ipsen company. Approved in the US for ES and FL as a monotherapy. HUTCHMED rights are for Greater China.							
Fanregratinib (HMPL-453) FGFR1, 2, 3	Fanregratinib	IHCC	2L; FGFR2 fusion/rearranged		China			NDA filed
Ranosidenib (HMPL-306) IDH 1/2	Ranosidenib	AML	2L; Relapsed/ refractory IDH1/2m	RAPHAEL	China			
HMPL-760 BTK	HMPL-760 + R-GemOx	DLBCL	2L; Relapsed/ refractory		China			

Global China

* Phase II registration-intent study subject to regulatory discussion;
** Phase II part of the Phase II/III study

Notes: AML: acute myeloid leukemia; CRC: colorectal cancer; CSF-1R: colony-stimulating factor 1 receptor; EGFR: epidermal growth factor receptor; EGFRm: epidermal growth factor receptor mutation-positive; EMC: endometrial cancer; ES: Epithelioid sarcoma; EZH2: enhancer of zeste homolog 2; FGFR: fibroblast growth factor receptor; FL: follicular lymphoma; GC: gastric cancer; IDH 1/2: isocitrate dehydrogenase 1/2; IHCC: intrahepatic cholangiocarcinoma; ITP: immune thrombocytopenic purpura; mCRC: metastatic colorectal cancer; MET: mesenchymal-epithelial transition receptor; MET-amp: MET amplification; METex14: MET exon 14 skipping alteration; MET-oe: MET overexpression; NDA: new drug application; NET: neuroendocrine tumor; NSCLC: non-small cell lung cancer; osi-refractory: osimertinib-refractory; PD-1: programmed death-1; PD-L1: programmed death-ligand 1; RCC: renal cell carcinoma; TKI: tyrosine kinase inhibitor; VEGFR: vascular endothelial growth factor receptor; wAIHA: warm autoimmune hemolytic anemia

Discovery Research & the Antibody-Targeted Therapy Conjugate (ATTC) Technology Platform

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

We presented the preclinical data from the first ATTC candidate, HMPL-A251, at AACR-NCI-EORTC in October 2025. HMPL-A251 is a first-in-class PI3K/PIKK-HER2 ATTC comprising of HUTCHMED’s PI3K/PIKK inhibitor payload linked to a humanized anti-HER2 IgG1 antibody, via a cleavable linker. HMPL-A251 demonstrates HER2-dependent antitumor activity, with potent inhibition of HER2-positive tumor growth regardless of PAM pathway alterations, and moderately reduced activity in HER2-low, PAM-altered lines. It exhibits a strong bystander effect and response in cell lines resistant to trastuzumab deruxtecan, a HER2‑directed ADC. In December 2025, we initiated the global Phase I/IIa trial for HMPL-A251, to evaluate HMPL-A251 monotherapy in adult patients with unresectable, advanced or metastatic HER2-expressing solid tumors. We established study sites in both the U.S. and China. HUTCHMED is advancing multiple global ATTC candidates in 2026, including clinical trials for HMPL-A580 initiated in March 2026 and aiming to initiate the clinical trial of HMPL-A830 by year end. The following picture introduces the structure of HMPL-A251.

HMPL-A251 Introduction

Manufacturing

We have a drug product manufacturing facility in Suzhou which manufactures both clinical and commercial supplies for fruquintinib and surufatinib. Our new drug product facility in Shanghai is expected to increase our novel drug product manufacturing capacity by over five times. The Shanghai facility passed Pre-Approval Inspection of FDA with zero observations in January 2026. Both clinical stage and commercial drug product have completed technology transfer, and we expect to manufacture substantially all drug products in Shanghai facility in the future. This can bring significant production cost savings.

Commercial supply of savolitinib was first delivered from the Shanghai facility in late 2024. In December 2025, we received the manufacturing approval of surufatinib from NMPA at the Shanghai facility and started commercial production, and also received the manufacturing approval of fruquintinib from NMPA.

As of the date of this annual report, we are able to deliver commercial batches of FRUZAQLA to the global and China markets from our three manufacturing sites in Suzhou, Shanghai and Switzerland.

The Shanghai facility has completed production of our first ATTC candidates. We have also completed production of the first batch of investigational drug products to supply for the first global clinical trials supply.

Other Ventures

Our Other Ventures include drug marketing and distribution platforms in China, primarily focusing on prescription drugs through our subsidiaries. In April 2025, we completed the divestment of an aggregate of 45% equity interest in Shanghai Hutchison Pharmaceuticals, retaining a 5% equity interest, to focus on our global innovative drug discovery and development businesses.

In 2025, our Other Ventures’ consolidated revenue was steady at $263.0 million (2024: $266.8m). Consolidated net income attributable to HUTCHMED from our Other Ventures decreased by 46.5% to $25.5 million in 2025 (2024: $47.7m) due to the divestment of a 45% equity interest in Shanghai Hutchison Pharmaceuticals in April 2025.

Distribution Business (a 51% held subsidiary and the remaining interests are held by Sinopharm): Revenue from the provision of services to third party pharmaceutical companies in China remained constant at $261.7 million in 2025 (2024: $262.8m). This excluded commercial services provided for our own products.

Shanghai Hutchison Pharmaceuticals 45% Disposal: On December 31, 2024, we entered into two share purchase agreements to divest our 45% equity interest in Shanghai Hutchison Pharmaceuticals for approximately $608.5 million in cash, to GP Health Service Capital Co., Ltd. (“GP Health”) for a 35% equity interest in Shanghai Hutchison Pharmaceuticals (“GP Health Sale Shares”) and Shanghai Pharmaceuticals for a 10% equity interest in Shanghai Hutchison Pharmaceuticals, respectively. Subsequently, pursuant to the share purchase agreement, GP Health designated and we entered into share purchase agreements with GP Zhicheng Private Equity and Shanghai Zhibaihe Enterprise Management to purchase a 25.1247% and a 9.8753% equity interest in Shanghai Hutchison Pharmaceuticals, respectively, together representing all of the GP Health Sale Shares. The transactions were approved by our shareholders in an Extraordinary General Meeting on March 31, 2025. On April 25, 2025, following regulatory and shareholders’ approvals, the divestment was completed.

Following closing of the transactions, we retain a 5% equity interest in Shanghai Hutchison Pharmaceuticals and the right to nominate one director of Shanghai Hutchison Pharmaceuticals. There is a three-year transition period in which we have the right to propose for nomination the General Manager of Shanghai Hutchison Pharmaceuticals, and will guarantee GP Zhicheng Private Equity and Shanghai Zhibaihe Enterprise Management a minimum Shanghai Hutchison Pharmaceuticals net profit growth of at least approximately 5% annually, subject to total compensation, for not achieving such net profit growth, not exceeding approximately $95 million. We recorded a gain on disposal of approximately $415.8 million net of taxation for the year ended December 31, 2025, taking into account the carrying value of the shares sold and the present value of the estimated compensation.

Dividends: In 2025, dividends of $7.0 million (2024: $34.9m) were paid from Shanghai Hutchison Pharmaceuticals to the Group level with aggregate dividends received by us since inception of over $367 million.

Our Clinical Pipeline

1.	Savolitinib (HMPL-504)

Savolitinib is a potent and selective inhibitor of MET, an enzyme which functions abnormally in many types of solid tumors. We designed savolitinib to address human metabolite-related renal toxicity, the primary issue that halted development of several other selective MET inhibitors. In clinical studies to date, savolitinib has shown promising signs of clinical efficacy in patients with MET gene alterations in NSCLC, CRC and GC with an acceptable safety profile. We partner with AstraZeneca to develop and commercialize savolitinib globally. For more information, see “—Overview of Our Collaborations—AstraZeneca.”

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

MET-aberration, such as MET overexpression or amplification, is a major mechanism for acquired resistance to both first-generation and third-generation EGFR TKIs. Savolitinib were studied extensively in these patients in the TATTON and SAVANNAH studies, with results presented at WCLC 2021 and WCLC 2022, respectively. Findings based on SAVANNAH and the TATTON studies supported the initiation of the SAFFRON global Phase III study as well as China Phase III studies, SACHI and SANOVO. In January 2023, savolitinib was granted Fast Track Designation by the FDA for the combination with Tagrisso in NSCLC patients with MET overexpression and/or amplification following progression on Tagrisso. This combination treatment is chemotherapy-free, biomarker-specific and orally administered, aiming for a balanced efficacy, safety and quality-of-life profile for patients.

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

In June 2025, the NMPA granted full approval of the combination of savolitinib and Tagrisso for the treatment of patients with locally advanced or metastatic, EGFR-mutated, nonsquamous NSCLC harboring a MET amplification, following disease progression on prior EGFR TKI therapy. The approval was based on data from SACHI China Phase III clinical trial.

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

Savolitinib Clinical Development

Savolitinib Combination - Non-small Cell Lung Cancer

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Savolitinib + Tagrisso	SAFFRON: 2L/3L EGFRm, Tagrisso refractory, MET amplified or overexpressed NSCLC (vs chemo); NCT05261399	PFS	Global III	Fully enrolled in Nov 2025. Readout expected in H2 2026
Savolitinib + Tagrisso	SACHI: 2L EGFRm, EGFR TKI refractory, MET amplified NSCLC (vs chemo); NCT05015608	PFS	China III

NMPA approved in Jun 2025. Data at ASCO 2025. mPFS 8.2 vs 4.5 months (ITT, HR 0.34), 6.9 vs 3.0 months (post third-generation, HR 0.32) all p<0.0001, mOS 22.9 vs 17.7 months (ITT, HR 0.84, data immature), G≥3 TRAE 45 vs 48%

Savolitinib + Tagrisso	SAVANNAH: 2L/3L EGFRm, Tagrisso refractory, MET amplified or overexpressed NSCLC (single-arm); NCT03778229	ORR	Global II	Data at ELCC 2025. By investigator/BICR: ORR 56/55%, mPFS 7.4/7.5 months, mDoR 7.1/9.9 months, G≥3 TEAE 57%. Swissmedic MAA authorization (temporary) in Feb 2026
Savolitinib + Tagrisso	SANOVO: 1L EGFRm, MET overexpressed NSCLC (vs Tagrisso); NCT05009836	PFS	China III	Fully enrolled in Aug 2025. Topline results in late 2026 or early 2027
Savolitinib monotherapy	1L/2L METex14 NSCLC (single-arm); NCT04923945	ORR	China IIIb	NMPA fully approved in Jan 2025; conditionally approved in 2021. Data at ELCC 2024 and 2025. 1L/2L: ORR 62.1/39.2%, mPFS 13.7/11.0 months, mOS 28.3/25.3 months, G≥3 TEAE 62%

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

2L EGFRm MET amplification/overexpression NSCLC

SAVANNAH: Phase II study of savolitinib with Tagrisso in 2/3L EGFRm NSCLC with MET amp/overexpression (NCT03778229)

SAVANNAH is a global Phase II single-arm study of savolitinib in combination with Tagrisso in 2/3L EGFRm NSCLC with MET amplification and/or overexpression upon disease progression following Tagrisso. The definition of MET overexpression was IHC 3+ in ≥50% of tumor cell (IHC50+) while MET amplification referred to FISH MET copy number ≥5 or MET:CEP7 ratio ≥2 (FISH5+). High cut-off levels for MET overexpression were defined as IHC 3+ in ≥90% (IHC90+) and MET amplification being copy number ≥10 (FISH10+). In addition to continuing Tagrisso 80mg OD, patients received savolitinib 300mg OD, 300mg BID or 600mg OD.

Results were presented at ELCC 2025 for 198 efficacy evaluable patients on savolitinib 300mg BID plus Tagrisso with cut-off date of August 23, 2024. According to the preliminary analysis of the same study presented at WCLC 2022, the prevalence of the high cut-off levels of MET amplification/overexpression was 34%. The results demonstrated a high, clinically meaningful and durable response in the primary efficacy population, both per investigator and BICR assessment. Savolitinib plus Tagrisso demonstrated confirmed ORR of 56% and 55%, median DoR of 7.1 and 9.9 months, and median PFS of 7.4 and 7.5 months by investigator and BICR assessment, respectively. Safety results and discontinuation rates due to adverse events were consistent with the established profiles of each medicine and no new safety concerns were reported. In all patients treated with savolitinib 300mg BID plus Tagrisso, Grade 3 or higher AEs occurred in 57% and Grade 3 or higher TRAEs occurred in 32% of the patients.

SAFFRON: Phase III study of savolitinib with Tagrisso in 2/3L EGFRm NSCLC with MET amp/overexpression (NCT05261399)

SAFFRON is a global Phase III randomized, open-label, active-controlled study of savolitinib with Tagrisso in 2/3L EGFRm locally advanced or metastatic NSCLC patients with MET amplification and/or overexpression and progressed on 1L or 2L treatment with Tagrisso as the most recent therapy, with no prior chemotherapy in the metastatic setting allowed. Findings based on SAVANNAH and the TATTON studies supported the initiation of SAFFRON. Patients are prospectively selected for the higher level of MET aberration of FISH10+ and/or IHC90+. The SAFFRON study will evaluate the efficacy and safety of savolitinib in combination with Tagrisso compared to pemetrexed plus platinum doublet-chemotherapy, the current standard-of-care treatment in this setting. The primary endpoint of the study is PFS. The SAFFRON study completed patient enrollment in November 2025, with topline results expected in H2 2026.

SACHI: Phase III study of savolitinib with Tagrisso in 2L EGFRm NSCLC with MET amplification (NCT05015608)

SACHI is a China Phase III open-label, randomized, controlled study on patients with locally advanced or metastatic EGFRm NSCLC with MET amplification after progression on first-, second- or third-generation EGFR inhibitor therapy. The study will evaluate savolitinib 400mg or 600mg OD in combination with Tagrisso 80mg OD, compared to platinum- based doublet-chemotherapy (pemetrexed plus cisplatin or carboplatin), the standard of care treatment option in this setting. The primary endpoint of the study is PFS as assessed by investigators. In December 2024, the NMPA granted Breakthrough Therapy designation to this combination therapy. In a planned interim analysis, the IDMC considered that the study had met the pre-defined primary endpoint of PFS and subject enrollment of the study had concluded, leading to an acceptance of the NDA with priority review status in December 2024.

In June 2025, the NMPA granted full approval of the combination of savolitinib and Tagrisso for 2L EGFRm NSCLC with MET amplification based on the results of SACHI. SACHI China Phase III was presented at ASCO 2025 in a late-breaking oral presentation. The result was presented at ASCO 2025 in a late-breaking oral presentation. As of the interim analysis data cut-off of August 30, 2024, a total of 211 patients were randomized to receive the savolitinib and osimertinib combination or chemotherapy. Іn the intention to treat population, the median PFS assessed by investigator was 8.2 months with savolitinib plus osimertinib, compared to 4.5 months with chemotherapy (HR 0.34; p<0.0001). The independent review committee assessed median PFS was 7.2 months vs 4.2 months, respectively (HR 0.40; p<0.0001). Efficacy outcomes in the third-generation EGFR TKІ–treated patients were comparable with those in the intention-to-treat and 3rd EGFR-TKІ–naïve populations. Іn the third generation EGFR-TKІ–treated subgroup, the investigator-assessed and ІRC-assessed median PFS were highly consistent, both at 6.9 vs 3.0 months (HR 0.32; p<0.0001). The safety profile of the savolitinib and osimertinib combination was tolerable and no new safety signals were observed. Further sub-group analysis was published in The Lancet in January 2026, showing mOS of 22.9 months vs 7.9 months (HR 0.32) when excluding control group patients who received subsequent MET inhibitor.

SACHI: savolitinib with Tagrisso vs. chemotherapy

Source:

[1] Shun L, et al.; Savolitinib combined with osimertinib versus chemotherapy in EGFR-mutant and MET-amplified advanced NSCLC after disease progression on EGFR tyrosine kinase inhibitor: results from a randomized phase 3 SACHI study; ASCO 2025

[2] Shun L, et al.; Savolitinib plus osimertinib versus chemotherapy for advanced, EGFR mutation-positive, MET-amplified non-small-cell lung cancer in China (SACHI): interim analysis of a multicentre, open-label, phase 3 randomised controlled trial; The Lancet, Jan 13, 2026

1L EGFRm MET amplification/overexpression NSCLC

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

SANOVO: Phase III study of savolitinib with Tagrisso in 1L EGFRm NSCLC with MET overexpression (NCT05009836)

SANOVO is a China Phase III randomized, double-blind, active-controlled study savolitinib in combination with Tagrisso in 1L EGFRm NSCLC patients with MET overexpression. Patients with untreated unresectable or metastatic NSCLC carrying EGFR mutation (exon 19 deletion or L858R) and MET overexpression (IHC 2+ or 3+) are randomized into two groups: savolitinib 600mg or 400mg OD plus Tagrisso 80mg OD or placebo plus Tagrisso 80mg OD. Primary endpoint is PFS assessed by investigators. First patient was dosed in September 2021. We completed patient enrollment of SANOVO in August 2025, with results expected in late 2026 or early 2027.

FLOWERS: Phase II study of savolitinib with Tagrisso in 1L EGFRm NSCLC with MET amp/overexpression (NCT05163249)

FLOWERS is a China Phase II randomized, investigator-initiated, prospective, multicenter study of savolitinib in combination with Tagrisso, versus Tagrisso alone, in 1L EGFRm NSCLC patients with MET amplification or overexpression. The definition of MET overexpression is IHC 3+ in ≥75% of tumor cells. The criteria of MET amplification are gene copy number ≥5 and/or MET/CEP7 ratio ≥2 by tissue FISH or MET GCN≥5 by tissue NGS. Primary endpoint is ORR. Interim results were presented at WCLC 2024. As of May 28, 2024, 44 patients were randomized into receiving combination of savolitinib 300mg BID and Tagrisso 80mg OD (N=21) or Tagrisso monotherapy 80mg OD (N=23). With a median follow-up of 8.2 months, confirmed ORR of the combination cohort was 90.5%, versus 60.9% in the monotherapy cohort, with DCR of 95.2% versus 87.0%; DoR (not mature) of 18.6 months versus 8.4 months; and PFS (not mature) of 19.6 months versus 9.3 months, respectively. Grade ≥ 3 TRAEs were reported by 57.1% of patients in combination arm, versus 17.4% in monotherapy arm. The most common TRAEs were rash (52.4%), thrombocytopenia (52.4%), and peripheral edema (42.9%) in combination arm, mostly of grade 1 or 2.

Results of FLOWERS at WCLC 2024: responses in patients on savolitinib + Tagrisso vs. Tagrisso alone

Monotherapy for 1/2L METex14 skipping NSCLC

Phase III study of savolitinib monotherapy in 1/2L METex14 NSCLC (NCT04923945)

We completed a China Phase IIIb open-label, single-arm, multi-cohort confirmatory study of savolitinib in 1L or 2L METex14 skipping NSCLC patients. Preliminary data from the 1L cohort were presented during the WCLC 2023. At data cut-off of April 30, 2023, among 84 patients, ORR was 60.7% and DCR was 95.2%. At median follow-up of 11.1 months, PFS was 13.8 months.

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

Savolitinib - Gastric Cancer

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Savolitinib monotherapy	3L gastric cancer with MET amplified, two stages (single-arm); NCT04923932	ORR	China II	NDA accepted by the NMPA in Dec 2025. Met primary endpoint of ORR

Phase II study of savolitinib in 3L GC with MET amplification (NCT04923932)

MET-driven GC has a very poor prognosis. We are carrying out a China Phase II two-stage, open-label, single-arm, multi-cohort registration-intent study of savolitinib for GC or gastroesophageal junction adenocarcinoma patients who progressed after at least one line of standard therapy. The primary endpoint is ORR as assessed by an independent review committee. The first patient was dosed in July 2021, and patient enrollment was completed in April 2025. Preliminary data from an interim analysis was reported at AACR 2023. Confirmed ORR was 45%, or 50% in the 16 patients with high MET gene copy number. DoR rate at 4- months was 85.7%. The most common grade 3 or above TRAEs (more than 5%) were decreased platelet count, hypersensitivity, anemia, neutropenia and abnormal hepatic function. The BID regimen is being investigated further in MET high patients. Following consultation with the NMPA, a ~60-patient registration cohort began enrolling in March 2023. In August 2023, the NMPA granted Breakthrough Therapy Designation for 3L gastric cancer with MET amplification. In December 2025, the NMPA accepted our NDA with priority review for MET amplified 3L GC, supported by a single-arm, open-label China Phase II study which met primary endpoint of ORR.

Multiple Phase II studies have been conducted in Asia to study savolitinib in MET-driven GC, which account for approximately 5% of all GC patients, and demonstrated promising efficacy. The VIKTORY study is a biomarker-based, Phase II umbrella trial in GC conducted by the Samsung Medical Center in South Korea. Patients that tested positive for MET amplification or overexpression were treated with either savolitinib monotherapy or a combination of savolitinib and Taxotere. A total of 715 GC patients were successfully sequenced and MET amplification was observed in 3.5% of these patients. Of the 10 associated clinical trials under the VIKTORY umbrella, the highest ORR was observed in the MET amplification arm in patients treated with savolitinib monotherapy, which reported an ORR of 50% and met pre-specified 6-week PFS rates. While the savolitinib and Taxotere combination was well tolerated, investigators decided to stop enrollment in the two combination cohorts in order to direct patients to the savolitinib monotherapy arm.

Savolitinib Combination - Kidney Cancer

PRCC is a subtype of kidney cancer, representing about 15% of patients, with no treatments approved for patients with tumors that harbor MET-driven alterations. We have conducted studies of savolitinib in PRCC patients, including the SAVOIR monotherapy and CALYPSO combination therapy trials, that both demonstrated highly encouraging results. The CALYPSO study was a global Phase II open-label investigator-initiated study of savolitinib in combination with Imfinzi in PRCC patients in the U.K. and Spain. 24-month follow-up showed median PFS of 15.7 months and median OS of 27.4 months in MET-driven PRCC patients. These results led to the initiation of a global Phase III SAMETA study in 2021. SAMETA is a global Phase III randomized, open-label, active-controlled three-arm study of savolitinib in combination with Imfinzi in treatment-naïve patients with MET-driven, unresectable and locally advanced or metastatic PRCC. Patients were randomized in 2:1:1 ratio to receive 600 mg of savolitinib OD plus Imfinzi or Imfinzi monotherapy or Sutent monotherapy, an oral multi-kinase inhibitor considered as the standard of care treatment option in PRCC. The study did not meet the primary endpoint of the study of PFS in March 2026 (NCT05043090).

Savolitinib Commercial Launch

Sold under the brand name Orpathys, savolitinib was granted conditional approval in China by the NMPA for 2L NSCLC with METex14 skipping alterations and was launched in July 2021 by our partner, AstraZeneca. In January 2025, supplemental NDA for savolitinib was approved by the NMPA for 1L NSCLC with METex14 skipping alteration. The NMPA also converted the prior conditional approval in 2L patients to full approval. The new label indication included both treatment-naïve and previously treated patients in China. In June 2025, the NMPA approved a supplementary NDA for savolitinib combined with osimertinib for EGFR TKI refractory NSCLC with MET amplification.

The revenue we generate from Orpathys comprises royalty revenue and manufacturing revenue. Following negotiations with the NHSA in January 2023, starting on March 1, 2023, Orpathys was included in the updated NRDL, broadening patient access to this medicine. Orpathys renewed its NRDL coverage for a new two-year term starting in January 2025, at the same price as the 2023-24 NRDL price. In 2025, savolitinib triggered an $11.0 million milestone payment from AstraZeneca for securing China approval for its third lung cancer indication. In December 2025, both 1L and 2L METex14 skipping NSCLC were included in the NRDL for 2026. In 2025, in-market sales of Orpathys as provided by AstraZeneca were $28.9 million. We generated $18.6 million in total revenue from Orpathys.

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

Fruquintinib is a highly selective and potent oral inhibitor of vascular endothelial growth factor or VEGF receptors, known as VEGFR 1, 2 and 3. It has the potential to become a small molecule VEGFR 1, 2 and 3 inhibitor for many types of solid tumors that has the highest selectivity. Fruquintinib was designed to improve kinase selectivity to minimize off-target toxicities, improve tolerability and provide more consistent target coverage. The tolerability in patients to date, along with fruquintinib’s low potential for drug-drug interaction, suggests that it may be highly suitable for combinations with other anti-cancer therapies. We have partnered with Eli Lilly on fruquintinib in China and Takeda outside of China. For more information, see “—Overview of Our Collaborations—Eli Lilly” and “—Overview of Our Collaborations—Takeda.”

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

Building on the data collected from the FRESCO study, we initiated FRESCO-2 global Phase III study. Based on the successful results of FRESCO-2 and FRESCO, the FDA accepted NDA submission and granted priority review status in May 2023, with a PDUFA date of November 30, 2023. On November 9, 2023, the FDA approved fruquintinib for adults with metastatic CRC who have been previously treated with fluoropyrimidine-, oxaliplatin‑, and irinotecan‑based chemotherapy, an anti-VEGF therapy, and, if RAS wild‑type and medically appropriate, an anti-EGFR therapy. Fruquintinib is the first and only selective inhibitor of all three VEGF receptor kinases approved in the U.S. for previously treated metastatic CRC regardless of biomarker status.

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

For RCC, the NMPA accepted the NDA for the combination of fruquintinib and Tyvyt for the treatment of patients with locally advanced or metastatic RCC who have failed prior treatment with one TKI in June 2025.

Fruquintinib Pre-clinical Evidence

Pre-clinical trials have demonstrated that fruquintinib is a highly selective VEGFR 1, 2 and 3 inhibitor with high potency and low cell toxicity at the enzymatic and cellular levels. In a kinase selectivity screening, fruquintinib was found to be approximately 250 times more selective to VEGFR 3 than to the next non-VEGFR kinase.

Fruquintinib Clinical Development

Fruquintinib Monotherapy - Colorectal Cancer

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Fruquintinib + Tyvyt	3L+ CRC (single-arm); NCT03903705	ORR	China Ib/II	Data in European Journal of Cancer 2023. 5mg 2w/1w regimen pMMR: ORR 20.0%, mPFS 6.9 months, mOS 20.0 months, G≥3 TRAE 47.7%
Fruquintinib monotherapy	FRESCO-2: 3L+ CRC (vs placebo); NCT04322539	OS	Global III	FDA approved in 2023. Data at The Lancet 2023. mPFS 3.7/1.8 months (HR 0.32, p<0.001), mOS 7.4/4.8 months (HR 0.66, p<0.001), G≥3 TRAE 62.7%
Fruquintinib monotherapy	FRESCO: 3L CRC (vs placebo); NCT02314819	OS	China III	NMPA approved in 2018. Data at JAMA 2018. mPFS 3.7/1.8 months (HR 0.26, p<0.0001), mOS 9.3/6.6 months (HR 0.65, p<0.0001), G≥3 TRAE 61.2%

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

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Fruquintinib + Tyvyt	FRUSICA-3: 2L pMMR EMC (vs paclitaxel or doxorubicin); NCT06584032	OS PFS	China III	Initiated in Dec 2024
Fruquintinib + Tyvyt	FRUSICA-1: 2L+ pMMR EMC (single-arm); NCT03903705	ORR	China II	NMPA approved in Dec 2024. Data at ASCO 2024. ORR 35.6%, mPFS 9.5 months, mOS 21.3 months, G≥3 TRAE 60.2%
Fruquintinib + Tyvyt	FRUSICA-2: 2L RCC (vs axitinib or everolimus); NCT05522231	PFS	China II/III	sNDA accepted by the NMPA in Jun 2025. Data at ESMO 2025. mPFS 22.2 months, ORR 60.5%, mDoR 23.7 months, G≥3 TRAE 59.7%
Fruquintinib + Tyvyt	RCC (single-arm); NCT03903705	ORR	China Ib/II	Data in Targeted Oncology Jan 2025. 1L/2L: ORR 68.2/60.0%, mPFS not reached/15.9 months, OS 36m 72.4/58.3%, G≥3 TRAE 52.4%

FRUSICA-1: Phase II study of fruquintinib in combination with Tyvyt 2L pMMR EMC (NCT03903705)

Platinum-based systemic chemotherapy is the standard first-line treatment for advanced endometrial cancer. However, patients who progress following first-line chemotherapy have limited treatment options, and the prognosis remains poor. FRUSICA-1 is a China Phase II open-label, single-arm registrational study of fruquintinib in combination with Tyvyt in 2L EMC patients with pMMR status. In July 2023, the study was fully enrolled and was granted Breakthrough Therapy Designation. Results were presented at ASCO 2024. As of November 15, 2023, 98 patients who have progressed on or were intolerable to up to 2 prior lines of platinum-based therapy were treated with fruquintinib 5mg OD (2 weeks on/1 week off) and Tyvyt 200mg Q3W. With median follow-up of 7.9 months, PFS was 9.5 months per IRC assessment and 13.8 months for the sub-group with prior bevacizumab therapy (22 out of 98 patients). OS was not reached for the same sub-group after follow-up of 15.7 months, but was 21.3 months for all patients. ORR was 35.6%; DCR was 88.5% and DoR was 11.1 months. No new safety signals were observed. Grade ≥3 TRAE was 60.2%, including hypertension (17.3%), hand-foot syndrome (11.2%), hypertriglyceridaemia (10.2%) and proteinuria (4.1%). The combination provided meaningful antitumor activity regardless of histology, PD-L1 status or prior bevacizumab therapy. Based on the study results, the combination of fruquintinib and Tyvyt was conditionally approved in China for 2L EMC with pMMR in December 2024.

Results of FRUSICA-1 at ASCO 2024: OS and PFS of fruquintinib plus Tyvyt

FRUSICA-1 was preceded by a China Phase Ib/II basket study (same NCT03903705) evaluating the combination of fruquintinib and Tyvyt in a dose-escalation phase covering various solid tumors, followed by a dose-expansion phase on CRC, HCC, RCC, EMC, CC, NSCLC and GC. For the EMC single-arm, multicenter dose expansion cohort, data was disclosed at CSCO 2021. As of the data cutoff date of August 31, 2021, 35 patients were enrolled. Of them, 29 were efficacy evaluable; 4 were treatment-naïve and 25 were pretreated. All 4 treatment-naïve patients experienced confirmed tumor response, for ORR of 100%, and PFS was not reached. Among the 25 pretreated patients, ORR was 32.0%, DCR was 92.0% and PFS was 6.9 months. Among the 19 pMMR patients in the pretreated cohort, ORR was 36.8%; DCR was 94.7%; PFS was 6.9 months and OS was not reached. Treatment-related adverse events of grade 3 or above that occurred in more than 10% of patients were hypertension (11.4%) and proteinuria (11.4%). We agreed with the NMPA to expand this cohort into the single-arm registrational Phase II part of FRUSICA-1.

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

FRUSICA-2: Phase II/III study of fruquintinib in combination with Tyvyt in 2L RCC (NCT05522231)

In first-line clear-cell renal cell carcinoma, clinical benefits have been demonstrated for the combination of antiangiogenic therapy and immunotherapy. However, there is limited evidence on the benefits of this combination in the second-line setting. FRUSICA-2 is a China Phase II/III randomized, open-label, active-controlled study in 2L advanced or metastatic RCC patients treated with fruquintinib in combination with Tyvyt, versus axitinib or everolimus monotherapy. The trial started in October 2022 and completed recruitment of 234 patients in December 2023. Primary endpoint of PFS was met in March 2025, and the NDA for the combination of fruquintinib and Tyvyt for the treatment of patients with locally advanced or metastatic RCC who have failed prior treatment with one TKI was accepted for review by the NMPA in June 2025.

FRUSICA-2 China Phase III data was presented at ESMO Congress 2025 for 2L RCC in combination with Tyvyt. The median PFS as assessed by BICR was 22.2 months with fruquintinib plus Tyvyt, compared to 6.9 months with axitinib/everolimus (stratified hazard ratio = 0.373, p<0.0001). The ORR was 60.5% vs 24.3%, and the median DoR was 23.7 vs 11.3 months, respectively. Overall survival data were still evolving at the time of data cutoff with maturity of approximately 20%. Efficacy benefits were observed in all prognostic risk groups, as defined by the International mRCC Database Consortium (IMDC) criteria. The safety profile of the fruquintinib and Tyvyt combination was tolerable and consistent with the known profiles of each individual treatment. TEAEs of Grade 3 or above occurred in 71.4% of patients in the fruquintinib plus Tyvyt group compared to 58.8% for patients in the axitinib/everolimus group.

Results of FRUSICA-2 Phase II/III study at ESMO Congress 2025: fruquintinib with Tyvyt vs. chemotherapy

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

For the CRC Phase Ib/II dose-escalation plus dose-expansion cohorts, 44 CRC patients were enrolled between April 26, 2019 and December 30, 2021. Results were presented at ASCO 2021 and published in European Journal of Cancer in March 2023. There were 30 2L patients and 13 ≥3L patients. 22 patients received fruquintinib 3mg OD + sintilimab Q3W while another 22 patients on 5mg OD 2 weeks on/1 week off, with the latter becoming the recommended dosing regimen. Among 43 efficacy evaluable patients, PFS was 5.6 months (6.9 months in 5mg OD regimen); OS was 14.3 months (14.8 months in 5mg regimen); ORR was 20.0% (23.8% in 5mg OD regimen); DCR was 88.4% (100% in 5mg OD regimen) and DoR was 8.3 months (9.7 months in 5mg OD regimen). Within the 22 patients on 5mg OD regimen, Grade ≥3 TRAEs occurred in 36.4% of patients, mainly hypertension (13.6%) and hand-foot syndrome (9.1%).

Fruquintinib Exploratory Development

In China, we support an investigator-initiated trial program for fruquintinib, and there are about 100 of such trials ongoing in various solid tumor settings. A number of investigator-initiated trials were presented at ASCO 2023, AACR 2023, ESMO 2023, ASCO GI 2024, ESMO Asia 2025 and ASCO 2025, including initial results of a Phase II study of fruquintinib in combination with investigator’s choice of chemotherapy in second-line metastatic CRC with microsatellite stable (MSS) phenotype, as well as fruquintinib monotherapy for the treatment of biliary tract cancer and soft tissue sarcoma.

Fruquintinib Commercial Launch

Fruquintinib is marketed as Elunate in China and Fruzaqla outside China. We have partnered with Eli Lilly on fruiquintinib in China and Takeda outside of China. Fruquintinib was first approved in mainland China by the NMPA in September 2018 and commercially launched in November 2018. In February 2022, it received marketing approval in Macau. In January 2024, it received marketing approval in Hong Kong which is the first medicine to be approved under Hong Kong’s new mechanism for registration of new drugs (the “1+” mechanism) officially commenced on November 1, 2023. Starting on January 1, 2020, Elunate was included on China’s NRDL at a 63% discount to its initial retail price for two years. The inclusion was renewed with a discount of 5% relative to the 2020-21 NRDL price, and Elunate will continue to be included in the NRDL starting January 2022 for another two years. In January 2024, Elunate renewed its inclusion again for a new two-year term at the same price as the 2022-23 NRDL price. The second indication, fruquintinib in combination with Tyvyt for the treatment of 2L+ EMC with pMMR status, was approved in December 2024 and is included in the NRDL in January 2026.

In November 2023, Fruzaqla received marketing approval in the United States. It was approved in the E.U. for in June 2024, followed by first European reimbursement in Spain in December 2024, triggering a $10.0 million milestone from Takeda. It was approved in Japan in September 2024, followed by pricing approval and launch in November 2024, triggering another milestone from Takeda.

In 2025, Fruzaqla in-market sales by Takeda increased by 26% to $366.2 million, driven by growth following regulatory approvals in 38 countries (ex-China) to date, including over 15 approvals in 2025. Such growth was primarily due to continued launches across Europe, Asia and the Americas (including launches in Portugal, Belgium, South Korea and Mexico in late 2025), as a result of the high demand for new colorectal cancer treatments. Subsequent reimbursement has also continued to expand, with Fruzaqla available to date in around half of the countries where it has been approved. The expansion of reimbursement led to strong uptake, most recently following the UK NICE recommendation. The increase was partially offset by the sales impact of the US Medicare Part D Redesign that affected many prescription medicines in 2025. Fruzaqla stands out with its overall safety profile and low pill burden, alongside attractive efficacy data.

In 2025, we generated $76.9 million in total revenue from Elunate, of which $15.4 million was royalty revenue, $16.2 million was manufacturing revenue from sales of goods primarily to Eli Lilly and $45.3 million was revenue from promotion and marketing services to Eli Lilly. We also generated $89.4 million in total revenue from Fruzaqla sales, of which $44.4 million was royalty revenue and $45.0 million was manufacturing revenue from sales of goods in the year 2025.

Fruquintinib Partnership with Eli Lilly

In October 2013, we entered into a license and collaboration agreement with Eli Lilly in China. In December 2018, we amended our agreement, giving us, among other things, all planning, execution and decision-making responsibilities for life cycle indication development of fruquintinib in China. Support from Eli Lilly helped us establish our own manufacturing facility in Suzhou, China. In July 2020, we reached an agreement with Eli Lilly to take over development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities for Elunate in China starting on October 1, 2020. Under the terms of the new agreement, we will share gross profits linked to sales target performance. Subject to meeting pre-agreed sales targets, Eli Lilly will pay us an estimated total of 70% to 80% of Elunate in-market sales in the form of royalties, manufacturing costs and service payments. For more information, see “—Overview of Our Collaborations—Eli Lilly.”

Fruquintinib Partnership with Takeda

In January 2023 (as amended in June 2025), we entered into an agreement with a subsidiary of Takeda whereby it received an exclusive worldwide license from us to develop, manufacture and commercialize fruquintinib in all indications and territories outside of China. We are entitled to receive a series of payments up to $1.1 billion, including upfront, regulatory, development and commercial sales milestone payments, plus royalties on net sales. Fruzaqla was successfully approved for commercialization in the U.S. in November 2023, which triggered a regulatory approval milestone of $35 million. For the year ended December 31, 2024, Takeda has delivered over $200 million in net sales of Fruzaqla, which triggered a commercial sales milestone of $20 million. Following the regulatory and first pricing approval of Fruzaqla in Japan in November 2024 and the regulatory approval and the first national reimbursement recommendation in Europe in December 2024, regulatory approval milestone payments of $7 million and $10 million were triggered respectively. For more information, see “—Overview of Our Collaborations—Takeda.”

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

Surufatinib received FDA Fast Track Designations in April 2020 for the treatment of pNETs and epNETs. Orphan Drug Designation for pNETs was granted in November 2019. In a May 2020 pre-NDA meeting, we reached an agreement with the FDA that the two positive Phase III studies of surufatinib in patients with pNETs and epNETs in China, along with the bridging trial in the U.S. could form the basis to support a U.S. NDA submission. The FDA accepted the filing of the NDA in June 2021. However, based on interactions with the FDA and EMA, a new multi- regional clinical trial would be required to move forward with this program in the U.S., Europe and Japan.

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

Surufatinib Clinical Development

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Surufatinib + AiRuiKa® + chemo	1L PDAC (vs chemo); NCT06361888	OS	China II/III	Phase III initiated in Dec 2025
Surufatinib monotherapy	SANET-ep: epNET (vs placebo); NCT02588170	PFS	China III	NMPA approved in 2021. ORR 19.2 vs 1.9%, mPFS 10.9 vs 3.7 months (HR=0.49, p=0.001), G≥3 TEAE 69.9 vs 27.1%
Surufatinib monotherapy	SANET-p: pNET (vs placebo); NCT02589821	PFS	China III	NMPA approved in 2020. ORR 10.3 vs 0.0%, mPFS 9.2 vs 3.8 months (HR=0.33, p<0.0001), G≥3 TEAE 76.7 vs 33.8%
Surufatinib monotherapy	2L+ pNET/epNET (single-arm); NCT02549937	PFS	U.S./E.U. Ib	Data at ASCO 2021. pNET/epNET: ORR 18.8/6.3%, mPFS 15.2/11.5 months, G≥3 AE 75%
Surufatinib monotherapy	pNET/epNET (single-arm); NCT02267967	ORR	China Ib/II	Data in Clinical Cancer Research 2019. pNET/epNET: ORR 19.0/15.0%, DCR 91.0/92.0%, mPFS 21.2/13.4 months, G≥3 hypertension 33%

Surufatinib Combination – Pancreatic Cancer

Phase II/III study of surufatinib in combination with AiRuiKa and chemotherapy in 1L PDAC (NCT06361888)

We started a China Phase II/III multicenter, randomized, open-label, active-controlled study in adults with metastatic pancreatic cancer who have not been previously treated with a systemic anti-tumor therapy evaluating the use of surufatinib combined with camrelizumab (an anti-PD-1), nab-paclitaxel, and gemcitabine (“S+C+AG”) versus nab-paclitaxel plus gemcitabine (“AG”). After an initial safety run-in stage, the Phase ІІ/ІІІ stage may enroll a further 500 patients, with a primary endpoint of OS. The Phase II stage of 62 patients was fully enrolled in November 2024. The Phase III stage of the study was initiated in December 2025.

Results from the Phase II part were presented at the 2025 ESMO Asia Congress. As of the data cut-off of July 24, 2025, the median PFS follow-up duration was 8.15 months. The S+C+AG regimen demonstrated a median PFS of 7.20 months compared to 5.52 months for the AG arm (HR 0.499, log-rank p=0.0407), representing a 50.1% reduction in the risk of progression or death. Consistent benefits were observed across other key efficacy endpoints, including ORR (67.7% vs 41.9%, p=0.0430) and DCR (93.5% vs 71.0%, p=0.0149). Although overall survival data were immature at the time of analysis, a favorable trend was observed (not reached vs 8.48 months, unstratified hazard ratio 0.555). The safety profile was manageable. TEAEs of grade 3 or above occurred in 80.6% of patients in the S+C+AG arm compared to 61.3% in the AG arm.

Results of Phase II part at ESMO Asia 2025: surufatinib with Airuika vs. chemotherapy

Surufatinib Monotherapy - Neuroendocrine Tumors

Neuroendocrine tumors begin in the specialized cells of the body’s neuroendocrine system. Cells have traits of both hormone-producing endocrine cells and nerve cells. Neuroendocrine tumors are found throughout the body’s organ system, about 58% of NETs originate in the gastrointestinal tract and pancreas, 27% in the lung or bronchus, and a further 15% in other organs or unknown origins. In China, there are an estimated approximately 40,000 new patients of advanced NETs per year. NETs can be functional, releasing hormones and peptides that cause symptoms like diarrhea and flushing, or non-functional with no symptoms. Early-stage NETs, which are often functional, can be treated with somatostatin analogue subcutaneous injections, which are approved and reimbursed in China and alleviate symptoms and slow NET growth, but have limited tumor reduction efficacy.

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

Surufatinib Commercial Launch

We currently retain rights to surufatinib worldwide. Surufatinib capsules, sold under the brand name Sulanda, were approved for marketing in China by the NMPA in December 2020 and June 2021 for the treatment of advanced non-pancreatic NETs and pancreatic NETs, respectively. In 2021, Sulanda was sold as a self-pay drug whereby patients paid for treatment out-of-pocket. We used means-test early access and patient access programs to help patients afford Sulanda. Following negotiations with the NHSA, Sulanda was included on China’s NRDL at a 52% discount on our main 50mg dosage form, relative to the 2021 self-pay price, for two years starting on January 1, 2022. The inclusion was renewed for another two years starting in January 2026 for the same discounted price as the 2024-25 NRDL price. In 2025, we generated $27.0 million in revenue from Sulanda, down from $49.0 million in 2024, and reflects competition from new NRDL entries.

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

Sovleplenib Regulatory Status and Path

We submitted the NDA for sovleplenib for the treatment of adult patients with primary immune thrombocytopenia (“ITP”), and it was accepted by the NMPA in January 2024 with priority review status. This NDA is supported by data from ESLIM-01, a China Phase III randomized, double-blinded, placebo-controlled study of sovleplenib in 188 adult patients with primary ITP who have received at least one prior line of standard therapy. In January 2022, sovleplenib received the Breakthrough Therapy Designation in China for treatment of primary ITP. The NMPA accepted our NDA filing for 2L ITP in 2024 and stipulated a lower impurity limit, requiring further manufacturing validation and stability test. NDA resubmission was accepted by the NMPA in February 2026. We are pursuing potential partnerships to continue advancing our overseas development.

Besides the clinical trials related to primary ITP, we also have various clinical trials of sovleplenib ongoing. In September 2022, we initiated ESLIM-02, a China Phase II/III randomized, double-blind, placebo-controlled study of sovleplenib in the treatment of wAIHA. The enrollment of Phase II part of the study was completed in mid-2023 and primary end point has been met. We initiated the Phase III registration part in March 2024 in China. In the positive topline results announced in January 2026, the Phase III registration part met its primary endpoint of durable hemoglobin (Hb) response rate within weeks 5 to 24 of treatment. We plan to submit the NDA to the NMPA in the first half of 2026.

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

Sovleplenib Clinical Development

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Sovleplenib	ESLIM-01: 2L+ ITP (vs placebo); NCT05029635	DRR	China III	NDA resubmission accepted by the NMPA in Feb 2026. Long-term Data at ASH 2025. After placebo cross-over: ORR 81.0%, DRR 51.4%, G≥3 TEAE 33.0%
Sovleplenib	2L+ ITP (vs placebo); NCT03951623	Safety	China Ib/II	Data in The Lancet Haematology 2023. Including placebo cross-over: ORR 80%, DRR 40%, G≥3 TRAE 7%
Sovleplenib	ESLIM-02: 2L warm AIHA (vs placebo); NCT05535933	DRR	China II/III	Phase III full enrolled in Jun 2025. Met primary endpoint. NDA submission in the first half of 2026
Sovleplenib	2L warm AIHA (vs placebo); NCT05535933	DRR	China II/III	Phase II data in The Lancet Haematology 2025. Including placebo cross-over: ORR 67%, DRR 48%, G≥3 TEAE 33%

Sovleplenib Monotherapy - ITP

ESLIM-01: Phase III study of sovleplenib in ITP (NCT05029635)

ESLIM-01 is a China Phase III randomized, double-blinded, placebo-controlled study in patients with primary ITP who have received at least one prior line of standard therapy. Between September 29, 2021, and December 31, 2022, 188 patients were 2:1 randomized to receive sovleplenib 300 mg OD or placebo for 24 weeks. Primary endpoint is durable response rate. In January 2022, the NMPA granted Breakthrough Therapy Designation for this indication. All endpoints were met in August 2023. In June 2024, we presented the results at EHA 2024 and published in The Lancet Haematology. Long- term follow-up analysis was presented at ASH 2024 and ASH 2025. We resubmitted NDA in February 2026, with additional data rolling in during second half of 2026.

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

Final analysis of the long-term efficacy and safety from the same study was presented at ASH 2025. A total of 179 patients (All Sov) were treated with at least one dose of sovleplenib, including 126 patients who initially received sovleplenib and 53 patients who crossed over from placebo (P-Sov). The durable response rate was 51.4% and 43.4% for the two groups’ and long-term durable response rate was 61.5% and 64.2%. For the All Sov group, median ratio of cumulative duration to overall treatment duration was 71.8% for PLT ≥50×10⁹/L and 86.4% for PLT ≥30×10⁹/L. Long-term sovleplenib treatment, with a median exposure of 86.3 weeks (range 2.0-156.0), did not increase safety risks and demonstrated low gastrointestinal toxicities.

Results of final analysis of ESLIM-01 study at ASH 2025

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

In March 2024, we initiated the Phase III registration part of the Phase II/III clinical trial of sovleplenib in adult patients with wAIHA in China. In the positive topline results announced in January 2026, the Phase III registration part met its primary endpoint of durable Hb response rate within weeks 5 to 24 of treatment. We plan to submit the NDA to the NMPA in the first half of 2026.

5.	Tazemetostat

Tazemetostat is an inhibitor of EZH2 developed by Ipsen. It received accelerated approval from the FDA based on ORR and DoR in January 2020 for epithelioid sarcoma and in June 2020 for r/r ≥2L EZH2m FL or r/r FL with no satisfactory alternatives.

In August 2021, we entered into a strategic collaboration with Epizyme, a subsidiary of Ipsen, to research, develop, manufacture and commercialize tazemetostat in Greater China, including the mainland China, Hong Kong, Macau and Taiwan. We are generally responsible for funding all clinical trials of tazemetostat in China, including the portion of global trials conducted there. Separately, we completed a China bridging study in FL for potential conditional registration based on its U.S. approvals. We are responsible for the research, manufacture and commercialization of tazemetostat in China.

In May 2022, it was approved by the Health Commission and Medical Products Administration of Hainan Province to be used in the Hainan Boao Lecheng International Medical Tourism Pilot Zone, under the Clinically Urgently Needed Imported Drugs scheme, for the treatment of certain patients with epithelioid sarcoma and FL consistent with the label as approved by the FDA. Tazemetostat received approval in Macau in March 2023 and for r/r ≥2L EZH2m FL in Hong Kong in May 2024. In July 2024, NDA was accepted by NMPA with Priority Review for r/r ≥2L EZH2m FL. In March 2025, tazemetostat was approved in China for 3L+ r/r EZH2-mutant follicular lymphoma. We are developing and plan to seek approval for tazemetostat in various hematological and solid tumors in China. We are participating in Ipsen’s SYMPHONY-1 (EZH-302) study, leading it in China.

In December 2025, tazemetostat was included in the first edition of the National Commercial Health Insurance Innovative Drug List starting in January 2026.

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

Tazemetostat Clinical Development

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Tazemetostat monotherapy	R/R 3L+ follicular lymphoma (EZH2m/wildtype 2 cohorts); NCT05467943	ORR	China II	NMPA approved in Mar 2025. Data at EHA 2025. EZH2m by IRC: ORR 63.6%, mPFS 15.4 months, DoR 18m 51.6%, G≥3 TRAE 13.6%
Tazemetostat+ lenalidomide + rituximab (R²)	SYMPHONY-1: 2L+ follicular lymphoma (vs R² + placebo); NCT04224493	PFS	Global Ib/III	Ongoing since 2020. Phase Ib Data at ASH 2023. ORR 90.9%, 18-month PFS 79.5%, 18-month DoR 81.0%, G≥3 neutropenia 40.9%, RP3D determined
Tazemetostat+ amdizalisib	2L+ R/R PTCL (single-arm); NCT05713110	ORR	China II	Data at ICML 2025. ORR 60.7%, mPFS 8.3 months, mDoR 6.5 months, G≥3 TRAE 48.3%

Phase II bridging study of tazemetostat in r/r 3L+ FL (NCT05467943)

In July 2022, we initiated a China Phase II open-label, two-cohort bridging study of tazemetostat in r/r ≥3L FL intended to support conditional registration in China. Patients received 800mg of tazemetostat BID. The primary objective is to evaluate ORR in patients with EZH2m (Cohort 1). The secondary objectives are to evaluate DoR, PFS and OS in patients with EZH2m and EZH2w (Cohort 2). In March 2025, tazemetostat was granted conditional approval by the NMPA for the treatment of adult patients with r/r FL with EZH2 mutation who have received at least two prior systemic therapies. The approval was supported by a China Phase II bridging study.

The results of bridging study were released at EHA 2025. As of Aug 31, 2024, median duration of follow-up was 14.4 months. IRC-assessed ORR was 63.6%, including 4 patients (18.2%) achieving complete response and 10 (45.5%) achieving partial response. Tumor volume reduction was observed in 86.4% of patients. IRC-assessed clinical benefit rate (CBR) was 90.9%. Median DoR was not reached, and 18-month DoR rate was 51.6%. Median PFS was 15.4 months. Investigator-assessed efficacy results were similar to those of the IRC, with investigator-assessed ORR of 68.2%, CBR of 95.5%, 18-month DoR rate of 66.1%, and mPFS of 15.4 months. 3 patients had grade 3-4 TRAEs and 2 patients had serious TRAEs. There were no on-treatment deaths. Tazemetostat also demonstrated efficacy benefit and a manageable safety profile in the EZH2 wildtype. Results presented at the Lancet, with an investigator-assessed ORR of 35.0% (95% CI, 15.4%–59.2%), investigator-assessed median DoR was 8.4 (95% CI, 1.9–15.7) months, and median PFS was 8.2 (95% CI, 3.7–13.8) months. At data cutoff, 4 (20.0%) patients had died, and the median OS was not reached.

Results of Phase II bridging study of tazemetostat at EHA 2025

SYMPHONY-1: Phase Ib/III study of tazemetostat in combination with lenalidomide and rituximab for r/r ≥2L EZH2w/EZH2m FL (NCT04224493)

SYMPHONY-1 (EZH-302) is a global Phase Ib/III randomized, double-blind, active-controlled, three-stage study of tazemetostat in combination with R² (lenalidomide and rituximab) in r/r ≥2L EZH2w/EZH2m FL. Ipsen conducted the Phase Ib portion of the study in 2021. Results of the Phase Ib open-label portion were presented in ASH 2022 and ASH 2023. As of July 10, 2023, 44 patients were treated with 400 mg, 600 mg or 800 mg of tazemetostat BID with 31.8% of patients received >1 prior therapy and 81.8% being EZH2w. RP3D was determined as 800mg BID. ORRs were 88.9% in EZH2w and 100% in EZH2m. PFS and DoR were not reached after follow-up of 22.5 months. 18-month PFS and DoR rates were 94.4% and 100%. There were no dose-limiting toxicities with the most common Grade 3-4 TEAE being neutropenia (40.9%) while TEAE leading to discontinuation was 20.5%. The safety profile was consistent with previously reported safety information for both tazemetostat and R².

In the Phase III portion of the randomized, double-blind, active-controlled study, approximately 570 patients are randomized 1:1 to receive tazemetostat with R² or placebo with R². The study also includes a maintenance arm with tazemetostat or placebo following the first year of treatment. Primary end point is PFS as assessed by investigator. The first patient was enrolled in May 2022 and the first China patient was enrolled in September 2022.

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

Fanregratinib Clinical Development

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Fanregratinib monotherapy	2L FGFR2 fusion/rearrangement IHCC (single-arm); NCT04353375	ORR	China II reg.	NDA accepted by the NMPA in Dec 2025. Fully enrolled in Feb 2025. Results expected to be presented in 2026
Fanregratinib monotherapy	2L+ FGFR2 fusion/rearrangement IHCC (2 dosages); NCT04353375	ORR	China II	Data at ASCO 2023. At 300mg, ORR 50.0%, DCR 90%, G≥3 TRAE 23.1%

Phase II study of fanregratinib in 2L IHCC with FGFR2 fusion (NCT04353375)

The registration phase of a China Phase II open-label, single-arm study of fanregratinib in 2L IHCC with FGFR2 fusion started after we consulted with NMPA in 2023. We dosed the first patient in March 2023 and completed recruitment of 87 patients in March 2025. The registrational cohort of a China Phase II trial fully enrolled in February 2025 and subsequently met its primary endpoint of ORR. Results will be presented at an upcoming scientific conference in the first half of 2026. In December 2025, the NMPA accepted the NDA with priority review in 2L IHCC.

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

Ranosidenib Clinical Development

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Ranosidenib monotherapy	RAPHAEL: 2L R/R IDH1/2-mutant AML (vs chemo); NCT06387069	OS	China III	Ongoing since May 2024
Ranosidenib monotherapy	IDH1/2-mutant AML (single-arm); NCT04272957	Safety	China I	Data at EHA 2024. At RP2D, IDH1/2-mutant CR+CRh 45.5/50.0%; Excluding RAS and FLT3 mutations, IDH1/2-mutant CR+CRh 50.0/62.0%
Ranosidenib monotherapy	R/R IDH1/2-mutant AML (single-arm); NCT04764474	Safety	U.S./E.U. I	Data at EHA 2024. At 250mg, ORR 60.0%, G≥3 TRAE 13.3%
Ranosidenib monotherapy	IDH1/2-mutant glioma (single-arm); NCT07025018	Safety	China I	Initiated July 2025
Ranosidenib monotherapy	IDH1/2-mutant glioma (single-arm); NCT04762602	Safety	U.S./Spain I	Data at ASCO 2025. For lower-grade glioma patients, ORR 20.0%, 18-month PFS rate 65.3%, G≥3 AE 28.6%

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

Phase I study of ranosidenib in r/r mIDH1/2 myeloid hematological malignancies (NCT04272957)

China Phase I open-label, two-phase study of ranosidenib in r/r myeloid hematological malignancies (AML, MDS, CMML, MPN) harboring IDH1 and/or IDH2 mutations started in July 2021. Results of dose escalation phase was presented at EHA 2023. At data cut-off date of April 20, 2023, 51 patients were enrolled with median follow-up of 7.4 months. ORR was 33.3% and CR+Cri+CRMRD- was 31.4%. For two cohorts of 150 mg OD and 250mg OD with 34 patients combined, overall ORR was 44.1% while IDH1 and IDH2 subgroups reported ORRs of 42.9% and 45.0%, respectively; as well as ORRs of 38.9% and 50.0% in BCL2i naïve and BLC2i pretreated subgroups, respectively. Grade ≥3 TRAEs included decreased platelet count (25.5%), decreased neutrophil count (13.7%), anemia (11.8%) and decreased WBC count (9.8%). RP2D was determined as 250mg OD for cycle 1 and 150mg OD from cycle 2.

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

HMPL-760 Clinical Development

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
HMPL-760 + chemo	R/R DLBCL (vs chemo); NCT06601504	Safety PFS	China II	Fully enrolled in 2024. Phase III planned to initiate in H1 2026.
HMPL-760 monotherapy	CLL, SLL, other NHL (single-arm); NCT05190068	ORR	China I	Data at EHA 2024. ORR 73.1%, median time to response 2.3 months

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

HMPL-506 Clinical Development

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
HMPL-506 monotherapy	MLL-rearranged/NPM1-mutant acute leukemia (single-arm); NCT06387082	RP2D	China I	Ongoing since Jun 2024

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

HMPL-415 Clinical Development

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
HMPL-415 monotherapy	Solid tumors (single-arm); NCT05886374	RP2D	China I	Fully enrolled

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

HMPL-653 Clinical Development

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
HMPL-653 monotherapy	Solid tumors & tenosynovial giant cell tumors (single-arm); NCT05277454	RP2D	China I	Fully enrolled

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

HMPL-A83 Clinical Development

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
HMPL-A83 monotherapy	Advanced malignant neoplasms (single-arm); NCT05429008	RP2D	China I	Fully enrolled

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

HMPL-295 Clinical Development

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
HMPL-295 monotherapy	Solid tumors (single-arm); NCT04908046	G≥3 TRAE	China I	Fully enrolled; Data at ASCO 2024. G≥3 TRAE 53.2%

Phase I dose-escalation study of HMPL-295 in advanced solid tumors (NCT04908046)

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

Data was presented at ASCO 2024. As of Dec 11, 2023, 47 patients with advanced solid tumors were enrolled. During the dose escalation from 5 to 75 mg, 5 patients experienced a dose-limiting toxicities of grade 3 dermatitis acneiform, rash and acute kidney injury. Partial response was seen in 1 patient with duodenal adenocarcinoma, 1 patient with endometrial cancer and 1 patient with NSCLC. 25 (53.2%) patients reported grade ≥3 TEAEs. The most common ≥ grade 3 TEAEs were rash (10.6%) and anemia (10.6%). RP2D was determined to be 50 mg OD.

14.	HMPL-A251

HMPL-A251 is a PI3K/AKT/mTOR (“PAM”)-HER2 ATTC consisting of a highly selective and potent PI3K/PIKK inhibitor payload conjugated to a humanized anti-HER2 IgG1 antibody via a cleavable linker. HMPL-A251 is our lead ATTC candidate. We retain all rights to HMPL-A251 worldwide.

HMPL-A251 Mechanism of Action

HMPL-A251 is the first clinical-stage candidate derived from HUTCHMED’s next-generation ATTC platform. The first family of programs are based on a highly potent and selective PI3K/PIKK inhibitor payload. By conjugating this highly novel payload to an anti-HER2 antibody, the molecule is designed to deliver targeted pathway inhibition directly into HER2-expressing tumor cells, thereby potentially overcoming the systemic toxicity and narrow therapeutic index historically associated with PI3K/PIKK inhibitors. This approach aims to achieve deeper and more durable target inhibition while improving the overall tolerability profile.

HMPL-A251 Pre-clinical Evidence

Preclinical data for HMPL-A251 was presented at the 2025 AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics.

In vitro, the PI3K/PIKK inhibitor payload exhibited high potency, selectivity, and broad anti-tumor activity across a panel of 130 tumor cell lines. By conjugating this potent payload with an anti-HER2 antibody via a hydrophilic linker, the ATTC compound HMPL-A251, upon binding to the HER2-positive target cells, undergoes rapid internalization, lysosomal trafficking, payload release, and inhibition of PAM and PIKK signaling, inducing tumor cell apoptosis. HMPL-A251 demonstrated HER2-dependent antitumor activity in vitro, potently inhibiting HER2-positive tumor cell growth regardless of PAM pathway alterations, with moderately reduced activity in HER2-low, PAM-altered cell lines. HMPL-A251 also demonstrated a bystander effect on HER2-null cells when co-cultured with HER2-positive cells.

Unlike toxin-based ADCs, which often face challenges with toxicity related to their cytotoxic payloads, ATTCs are designed to prioritize tumor-specific delivery of a pathway-modulating payload, enhancing safety for long-term use and enabling potential frontline combinations with chemotherapy. In vivo, HMPL-A251 demonstrated superior anti-tumor efficacy and tolerability as compared to the naked antibody and payload administered together. A single intravenous dose of HMPL-A251 induced tumor regression across multiple models including HER2-positive and HER2-low models with or without PAM alteration. Efficacy correlated strongly with payload concentration and target inhibition in tumor tissue. Notably, when benchmarked against T-DXd (trastuzumab deruxtecan, a HER2-directed ADC), HMPL-A251 achieved superior or comparable efficacy at equivalent doses in most tested models. Moreover, payload-based toxicities are expected to be low, as the plasma exposure of free payload was much lower than for HMPL-A251, with a mass ratio of less than 1:500,000.

Proof of concept: HMPL-A251 in a tumor model

HMPL-A251 Clinical Development

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
HMPL-A251 monotherapy	HER2 solid tumors, NCT07228247	Safety	Global I	FPI since Dec 2025

Phase I/IIa study of HMPL-A251 in unresectable, advanced or metastatic HER2-expressing solid tumors (NCT07228247)

In December 2025, we initiated the Phase I clinical trial of HMPL-A251 in China and U.S. This first-in-human Phase I/IIa, open-label, multicenter clinical study evaluates HMPL-A251 monotherapy in adult patients with unresectable, advanced or metastatic HER2-expressing solid tumors. The study is divided into two parts, a Phase I dose escalation part and a Phase IIa dose expansion and optimization part. The primary outcome measures are to evaluate the safety and tolerability of HMPL-A251 and to determine the maximum tolerated dose and/or recommended dose(s) for expansion in the Phase I part, and to further evaluate safety and preliminary efficacy at RDEs and to determine the RP2D or RP3D in the Phase IIa part. Secondary outcome measures include preliminary antitumor activity, pharmacokinetic profile, and the immunogenicity of HMPL-A251.

15.	Immunology Collaboration with Inmagene/ ImageneBio/ Miragene

We have a strategic partnership with Inmagene to develop two novel drug candidates (IMG-004 and IMG-007) discovered by us for the potential treatment of multiple immunological diseases, with funding provided by Inmagene. In July 2025, Inmagene spun off Miragene, Co., which holds the license rights to IMG-004; and merged with Ikena Oncology, Inc. to form ImageneBio, which holds the license rights to IMG-007. HUTCHMED now holds approximately 9.4% in Miragene, and approximately 3.8% in ImageneBio. For more details on the collaboration arrangement, please see “—Our Collaborations- Inmagene/ ImageneBio/ Miragene.”

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
IMG-007 monotherapy	ADAPTIVE: Adults with moderate-to-severe atopic dermatitis; NCT07037901	% from baseline in EASI score at Week 20	U.S./ Canada IIb	Initiated in Jul 2025
IMG-007 monotherapy	Alopecia areata with 50% or greater scalp hair loss (single-arm); NCT06060977	Safety	U.S./ Canada IIa	Postive topline. Mean reduction in SALT 21.7% (600mg) at Week 36
IMG-004 monotherapy	Adult healthy volunteers (vs placebo); NCT05349097	Safety	U.S. I	Multiple ascending dose completed

IMG-007 is a novel antagonistic monoclonal antibody targeting the OX40 receptor with silenced antibody-dependent cell-mediated cytotoxicity function. OX40 is a costimulatory receptor, a member of the tumor necrosis factor receptor superfamily expressed predominantly on activated T cells. One Phase IIa study has announced results and one Phase IIb study was initiated.

IMG-007 in atopic dermatitis ADAPTIVE study (NCT07037901) – This trial is a randomized, double-blind, placebo-controlled Phase IIb trial designed to evaluate the efficacy and safety of several subcutaneous dose regimens of IMG-007 in adult participants with active moderate-to-severe atopic dermatitis who have had inadequate response to and/or intolerance of topical atopic dermatitis therapies. The primary endpoint of the study is mean percentage change from baseline in Eczema Area and Severity Index (EASI) score at Week 20. Imagene dosed the first patient in July 2025. The trial aims to enroll approximately 220 patients across four treatment arms (high, medium, low dose of IMG-007 and placebo) in a 1:1:1:1 ratio. A Phase IIa for the same trial (NCT05984784) reported positive topline data from patients in the U.S. and Canada in January 2025. A 4- week treatment with IMG-007 resulted in a mean reduction EASI of 77% and EASI-75 response of 54%, at week 16. Durable inhibition of inflammatory markers was observed for up to 24 weeks. IMG-007 was overall well-tolerated with no reports of pyrexia or chills.

IMG-007 in alopecia areata (NCT06060977) - This trial evaluates the safety and efficacy of IMG-007 in adults with alopecia areata with 50% or greater scalp hair loss. 29 patients from 11 sites in the U.S. and Canada were given three doses over four weeks, with 24-week follow-up. The study was fully enrolled in May 2024. Topline results was reported. The mean reduction in SALT score at Week 36 was 21.7% in patients with baseline SALT score of 50 to 100, and 30.1% in the subset of patients with baseline SALT score of 50 to <95. IMG-007 was overall well-tolerated with no reports of pyrexia or chills.

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

Our Collaborations

Collaborations and equity investments with corporate partners have provided us with significant funding and access to our partners’ scientific, development, regulatory and commercial capabilities. Our current oncology collaborations focus on savolitinib (collaboration with AstraZeneca) and fruquintinib (collaboration with Eli Lilly and Takeda). When we entered into these collaborations, we had already conducted the discovery research and early clinical development of each drug candidate and, following our agreements, continued to conduct the clinical development and manage or assist the engagement with regulatory authorities up to and including filing the NDAs. Our collaboration partners fund a significant portion of our research and development costs for drug candidates developed in collaboration with them. In addition, we may receive upfront payments upon our entry into these collaboration arrangements and upon the achievement of certain development milestones for the relevant drug candidate. We have received upfront payments, equity contributions and milestone payments totaling approximately $687.5 million mainly from our collaborations with AstraZeneca, Eli Lilly and Takeda as of December 31, 2025. In return, our collaboration partners are entitled to a significant proportion of any future revenue from our drug candidates developed in collaboration with them, as well as a degree of influence over the clinical development process for such drug candidates. In addition, we have entered into other clinical collaborations for combination studies with drug candidates. We also have an immunology collaboration with ImageneBio and Miragene with respect to drug candidates discovered by us and an in-licensing collaboration with Epizyme (a subsidiary of Ipsen Pharma SAS) with respect to tazemetostat.

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

AstraZeneca paid $20.0 million upon execution of the AstraZeneca Agreement and agreed to pay royalties and additional amounts upon the achievement of development and sales milestones. Under the original terms of the AstraZeneca Agreement, we and AstraZeneca agreed to share the development costs for savolitinib in China, with AstraZeneca being responsible for the development costs for savolitinib in the rest of the world. With respect to certain clinical trials, we subsequently agreed with AstraZeneca on sharing development costs. As of December 31, 2025, we had triggered $81.9 million of milestone payments and recognized approximately $107.6 million of reimbursements for certain development costs. We may potentially receive future clinical development and first sales milestones payments for clinical development and initial sales of savolitinib, plus significant further milestone payments based on sales. Should savolitinib be successfully commercialized outside China, we would receive from AstraZeneca tiered royalties from 9% to 13% on all sales outside of China. AstraZeneca is also obligated to pay us a fixed royalty of 30% on all sales made of any product in China.

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

Eli Lilly paid a $6.5 million upfront fee following the execution of the Eli Lilly Agreement in 2013, and agreed to pay royalties and additional amounts upon the achievement of development and regulatory approval milestones. As of December 31, 2025, we had triggered $40.0 million of milestone payments and recognized approximately $68.8 million of reimbursements for certain development costs.

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

Takeda

In January 2023 (as amended in June 2025), we entered into a license agreement with a subsidiary of Takeda (the “Takeda Agreement”) to further the global development, commercialization and manufacture of fruquintinib outside of China. Under the terms of the Takeda Agreement, we are entitled to receive a series of payments up to $1.1 billion, including upfront, regulatory, development and commercial sales milestone payments, plus royalties on net sales. Fruzaqla was successfully approved for commercialization in the U.S. in November 2023, which triggered a regulatory approval milestone of $35 million. For the year ended December 31, 2024, Takeda has delivered over $200 million in net sales of Fruzaqla, which triggered a commercial sales milestone of $20 million. Following the regulatory and first pricing approval of Fruzaqla in Japan in November 2024 and the regulatory approval and the first national reimbursement recommendation in Europe in December 2024, regulatory approval milestone payments of $7 million and $10 million were triggered respectively. In 2025, our consolidated revenue from Fruzaqla reached $141.1 million.

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

Inmagene/ ImageneBio/ Miragene

In January 2021, we and Inmagene entered into a strategic partnership to further develop four novel pre-clinical drug candidates (the humanized OX40 (CD134) antagonistic monoclonal antibody (anti-OX40 mAB) (HMPL-A28/IMG-007), the BTK (Bruton tyrosine kinase) inhibitor (HMPL-727/IMG-004), a RIPK1 (receptor-interacting protein kinase 1) inhibitor (HMPL-662) and a CSF-1R (colony stimulating factor-1 receptor) inhibitor (HMPL-958)) discovered by us for the potential treatment of multiple immunological diseases. We would work together to move the drug candidates towards IND submission. If successful, Inmagene would then move the drug candidates through global clinical development.

Under the terms of the agreement, we granted Inmagene exclusive options to four drug candidates solely for the treatment of immunological diseases. To date, two options were exercised and two options were expired or terminated, respectively. After exercising the option, Inmagene has the right to further develop, manufacture and commercialize that specific drug candidate worldwide, while we retain first right to co-commercialization in China. For each of the drug candidates, we would be entitled to development milestones of up to $92.5 million and up to $135 million in commercial milestones, as well as up to double-digit royalties upon commercialization. In October 2023, Inmagene issued notices to exercise the options to two of the drug candidates; namely, HMPL-A28/IMG-007 and HMPL-727/IMG-004 and as a consequence the parties entered into a Share Subscription Agreement in February 2024, which entitled HUTCHMED to receive common shares in Inmagene representing 7.5% of the fully diluted share capital of Inmagene as consideration for the exercise of the options. The shares in Inmagene were received on July 2, 2024, and Inmagene was granted an exclusive license to further develop, manufacture and commercialize these two drug candidates worldwide. All of the rights of Inmagene under the strategic partnership in respect of the other two drug candidates, namely HMPL-662 and HMPL-958, terminated and/or expired in March and September 2023 respectively.

In July 2025, Inmagene spun off Miragene, Co., which holds the license rights to HMPL-727/IMG-004; and merged with Ikena Oncology, Inc. (“Ikena”) to form ImageneBio, Inc. (“ImageneBio”), which holds the license rights to HMPL-A28/IMG-007. As a result, our share in ImageneBio is 3.8% and our share of Miragene is approximately 9.4%, and both may be further diluted if additional follow-on funding to either company occurs.

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

To date, we have paid Epizyme a $25 million upfront payment and an aggregate of $15 million milestone payments. We may be required to pay an additional aggregate amount of up to $95 million in development and regulatory milestone payments and up to an additional $175 million in sales milestone payments. Epizyme is also eligible to receive, across up to eight potential indications, certain tiered royalties (from mid-teen to low-twenties percentage) based on annual net sales of tazemetostat in the licensed territory.

We have the right to manufacture the licensed product for development and commercialization in the licensed territory and are generally responsible for funding all clinical trials of tazemetostat, including the portion of global trials conducted in the licensed territory. The agreement with Epizyme will remain in effect until, on a licensed-product-by-licensed-product basis, the expiration of the royalty term for each licensed product in the licensed territory.

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

Other Ventures

Other Ventures is our large-scale, profitable drug marketing and distribution platform in China. Built over the past 20 years, it has been focused on the sale of prescription drugs products and healthcare products conducted through the following entities:

Shanghai Hutchison Pharmaceuticals

In April 2025, we completed the divestment of an aggregate of 45% equity interest in Shanghai Hutchison Pharmaceuticals and retained 5% equity interest. For more information on the proposed disposal, see Item 5.A. “Operating Results—Key Components of Results of Operations—Equity in Earnings of Equity Investees.”

Distribution Business

Distribution Business is our consolidated joint venture in which we hold 51% interests, with the remaining 49% interests held by Sinopharm which is a leading distributor of pharmaceutical products and a leading supply chain service provider in China. Based in Shanghai, our Distribution Business focuses on providing logistics services to, and distributing and marketing prescription drugs in China. As of December 31, 2025, our Distribution Business had a dedicated team of around 40 commercial staff that focus on marketing about 1,100 third-party prescription drug and other products directly to about 830 public and private hospitals in the Shanghai region and through a network of approximately 90 distributors to cover all other provinces in China.

Starting in 2015, our Distribution Business had been the exclusive marketing agent for Seroquel tablets in China. In June 2018, AstraZeneca sold and licensed its rights to Seroquel to Luye Pharma Group, Ltd., including its rights in China. The terms of our agreement with AstraZeneca were assigned to Luye Pharma Hong Kong Ltd., or Luye Pharma HK. In May 2019, we received a notice from Luye Pharma HK purporting to terminate our agreement. We believe that Luye Pharma HK had no basis for termination and commenced confidential legal proceedings to seek damages. In December 2021, the Hong Kong International Arbitration Centre made a final award in favor of our Distribution Business against Luye Pharma Hong Kong in the amount of RMB253.2 million plus costs we incurred in the legal proceedings and interest. Luye provided a bank guarantee of up to RMB286 million (updated to RMB335 million on February 28, 2026) to cover the final award pending the outcome of the appeal process. An application was made by Luye on December 14, 2021 to set aside the final award which was heard by the High Court in Hong Kong on June 28, 2022 and dismissed by the judge on July 26, 2022. Luye obtained leave to appeal the setting aside application to the Court of Appeal in Hong Kong and a hearing in the Court of Appeal was heard on June 6, 2023 and we await the judgment. We did not have any revenue from the distribution of Seroquel for the years ended December 31, 2023, 2024 and 2025.

In 2019, we began building an in-house oncology commercial sales and marketing team at our Distribution Business to support the launch of certain of our innovative oncology drugs. By December 31, 2025, this team had approximately 780 commercial sales and marketing staff in mainland China and Hong Kong.

In 2025, a significant portion of our Distribution Business’s sales were made directly to hospitals and clinics, with the remaining sales being made through distributors. As of December 31, 2025, our Distribution Business had around 920 customers of which approximately 10% were distributors, and the revenue generated from these distributors accounted for approximately 28% of the revenue of our Distribution Business for the year ended December 31, 2025.

Hutchison Healthcare

Hutchison Healthcare is our wholly owned subsidiary and is primarily engaged in the manufacture and sale of health supplements. Hutchison Healthcare’s major product is Zhi Ling Tong DHA capsules, a health supplement made from algae DHA oil for the promotion of brain and retinal development in babies and young children. Zhi Ling Tong DHA capsules are distributed through Shanghai Hutchison Pharmaceuticals.

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

For the indication of 2L NSCLC with MET amplification/overexpression, there are several competitors targeting 2L NSCLC post EGFR-TKI, but none of them are MET-specific. Amivantamab (a BsAb directed against EGFR and MET receptor), received FDA approval for 1/2L EGFRm NSCLC in 2024 and received CDE approval for the same indications in 2025, sintilimab (combo with chemotherapy and bevacizumab approved for 2L EGFRm NSCLC in May 2023 in China), ivonescimab (a PD-1/VEGF bispecific antibody approved for 2L EGFRm NSCLC in May 2024 in China), SKB 264 (a TROP2 ADC approved in 2025 in China for 2L NSCLC) and B01D1 (a EGFR/HER3 ADC in Phase II for NSCLC).

Other selective MET inhibitors in development include telisotuzumab Vedotin (a c-MET ADC, approved by FDA in 2025 for previously treated NSCLC with c-MET protein overexpression), elzovantinib (a MET TKI inhibitor, TPX-0022, in Phase I/II development for advanced solid tumors), REGN-5093 (a MET x MET BsAb in Phase I/II for NSCLC). Sym-015 is a bi-specific antibody that binds to non-overlapping epitopes on the extracellular domain of the MET receptor tyrosine kinase (in Phase IIa development for NSCLC).

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

For the indication of CRC, approved VEGF inhibitors on the market for the treatment of CRC include Avastin (anti-VEGF monoclonal antibody), Cyramza (anti-VEGFR2 monoclonal antibody), Stivarga (VEGFR/TIE2 inhibitor) and Zaltrap (ziv-aflibercept) (VEGF inhibitor). Cyramza (ramucirumab) was approved for the treatment of 2L GC in China in 2022. TAS-102 (trifluridine/tipiracil hydrochloride) was approved for mCRC in China in 2019. The FDA approved TAS-102 combination therapy with bevacizumab in August 2023, supported by data demonstrating a median PFS of 5.6 months. Additionally, generic version of TAS-102 has been included in the NRDL, effective from 2024. There are drug candidates in development including chidamide (a subtype-selective benzamide inhibitor of histone deacetylase, in Phase III for CRC) and etrumadenant (a small molecule dual antagonist of A2a and A2b receptors, in Phase I for CRC).

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

There are competitors of different modalities also targeting ITP. They include rilzabrutinib (a BTK inhibitor, approved by FDA in 2025 and China’s NDA review is ongoing), and efgartigimod (a human IgG1 antibody Fc fragment, which has been approved in Japan for ITP in 2024), as well as other marketed TPO/TPO-RA agents including eltrombopag (which has been approved for ITP in U.S., E.U. and China in 2015, 2016 and 2017, respectively), avatrombopag (which has been approved for ITP in U.S., E.U. and China in 2019, 2021 and 2024 respectively), hetrombopag (which has been approved for ITP in China in 2021) and romiplostim (which has been approved for ITP in U.S., E.U. and China in 2008, 2009 and 2022 respectively).

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

For FL, in China, CD20 mAb MIL62 is in Phase III 2L r/r FL; CD20/CD47 BsAb amulirafusp alfa has readout Phase I/II data in ≥2L settings. BTK zanubrutinib was approved for ≥3L r/r FL. PI3Kα/δ includes 1) linperlisib approved for ≥3L r/r FL, 2) copanlisib approved for ≥3L r/r FL and 3) gilmelisib filed for ≥3L r/r FL, but subsequently withdrawn. PI3Kδ parsaclisib was filed for ≥3L r/r FL, but subsequently withdrawn. Hengrui’s EZH2 inhibitor zeprummetostat is in Phase II for r/r FL and has been approved for r/r PTCL in 2025 in China.

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

Fanregratinib (HMPL-453)

In China, two FGFR inhibitors have been approved. Pemigatinib (IBI375) is an FGFR1/2/3 inhibitor approved for 2L BTC with FGFR2 fusion/rearrangement in March 2022. Erdafitinib (JNJ493) was approved for ≥2L UC with FGFR3 alterations post-PD1/L1 in January 2025. Fexagratinib (ABSK091, AZD4547), a pan-FGFR inhibitor, is in a Phase II study for ≥2L UC with FGFR2/3 alterations since September 2022. Irpagratinib (ABSK011), a FGFR2/3 inhibitor, read out data from a Phase II study for FGF19+ HCC at ESMO GI 2024. ABSK061 is in a Phase II study for solid tumors with FGFR2/3 alterations since November 2024. Gunagratinib (ICP192) is in a Phase II study for IHCC with FGFR2 fusion/rearrangement since November 2022. Other FGFR inhibitors which commenced Phase I studies in China in 2023 or later include KNT0916 (March 2025), BG-C137 (January 2025), FH2001 (November 2024), ALK201 (October 2024), 3HP-2827 (June 2024), JK0564 (November 2023), ABSK121 (June 2023), RG002 (March 2023), SYHX2005 (March 2023) and BB102 (January 2023). Eisai’s FGFR2 inhibitor tasurgratinib was approved in 2024 in Japan and was licensed to SciClone Pharmaceuticals in 2025 for further development in China.

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

Tolebrutinib filed NDA for non-relapsing secondary progressive MS in October 2024. Rilzabrutinib (PRN1008) was approved by FDA for ITP in 2025 and filed China NDA for ITP in 2024. Remibrutinib (LOU064) read out data from Phase III study for chronic spontaneous urticaria at AAAAI 2025, pending U.S. NDA filing. It is also in Phase III studies for relapsing remitting MS since December 2021, generalized myasthenia gravis since February 2025, and hidradenitis suppurativa since March 2025. Nemtabrutinib (MK1026) is in Phase III studies for 1L CLL/SLL since December 2023 and for 2L r/r CLL/SLL since August 2023. Fenebrutinib (GDC0853) is in Phase III studies for primary progressive MS since October 2020 and in relapsing MS since March 2021. TL925 read out data from a Phase II study for dry eye disease at ARVO 2024 and is in another Phase II study for allergic conjunctivitis since October 2023. BIIB091 is in a Phase II study for relapsing MS since July 2023. Other BTK inhibitors which commenced Phase I studies outside China in 2023 or later include docibrutinib (AS1763 ASH 2024 readout), UBIX303 (February 2025), DWP212525 (December 2024), AC0676 (June 2023) and ABBV101 (June 2023). Evobrutinib failed in Phase III studies for relapsing MS in December 2023.

HMPL-295

In China, there are no ERK inhibitors approved. ERK inhibitors which commenced Phase I studies in China in 2023 or later include JSI1187 (ASCO 2024 readout), IPN01194 (in April 2024) and D3S-002 (in January 2024). In the U.S., there are no ERK inhibitors approved. Temuterkib (LY3214996) read out data from its Phase II study for cancers with BRAF, RAS, NF1, MP2K1/2 and other MAPK alterations at ASCO 2023. ERAS007 (ASN007) readout data from its Phase I/II study for GI malignancies at ASCO 2024. Ulixertinib is in Phase II study for histiocytosis since May 2024.

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

HMPL-653

In China, Pimicotinib (ABSK021) was approved by NMPA for TGCT in 2025. Pexidartinib (PLX3397) filed for approval in January 2025. Simmitinib (SYHA1817), which also targets FGFR and VEGFR2, is in a Phase III study for 2L ESCC since September 2024. SYHA1813, which also targets VEGFR, is in a Phase II study for meningoma since December 2024 and another Phase Ib/II study for solid tumors since November 2024. Narazaciclib (HX301), which also targets CDK4/6, FLT3 and ARK5, is in a Phase II study for glioma. Other CSF-1R inhibitors which commenced Phase I studies in China in 2023 or later include C019199 (ASCO 2024 readout) and TR64 (in January 2023).

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

Patents

We file patent applications directed to our Oncology/Immunology drugs and drug candidates and our Other Ventures’ products in an effort to establish intellectual property positions with regard to new small molecule compounds and/or biologics, their compositions as well as their medical uses in the treatment of diseases. In relation to our Oncology/Immunology operations, we also file patent applications directed to crystalline forms, formulations, processes, key intermediates, and secondary uses as clinical trials for our drugs and drug candidates evolve. We file such patent applications and pursue additional patent protection in major market jurisdictions, including but not limited to China, the United States, Europe, Japan, Canada, South Korea, Russia, Australia, and Brazil.

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

Savolitinib—The intellectual property portfolio for savolitinib as of December 31, 2025 are summarized below:

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

We had a second patent family directed to the method for the preparation of savolitinib. In this patent family, we owned patents in various jusridictions, including patents in China, Europe and Japan, expiring in 2039, and a patent in the United States expiring in 2041. We also had patent applications pending in this family in various jurisdictions, each of which, if issued, would have an expiration date in 2039. This patent family is co-owned by us and AstraZeneca.

Our collaboration partner AstraZeneca is responsible for maintaining and enforcing the intellectual property portfolio for savolitinib.

Fruquintinib—The intellectual property portfolio for fruquintinib as of December 31, 2025 are summarized below:

We had a first patent family for fruquintinib directed to novel small molecule compounds as well as methods of treating tumor angiogenesis-related disorders with such compounds. In this patent family, we owned patents in various jurisdictions, including patents in the United States and China expiring in 2028, and patents in Europe and Japan expiring in 2029. Based on the marketing approvals of fruquintinib in several countries/regions and applicable local patent term extension regulations, several applications have been filed with local patent offices for patent term extensions, which, if granted, would extend each of the corresponding patent terms by up to five years. For example, the U.S. patent in this patent family has been granted a 1,414-day patent term extension, resulting in an expiration date in 2032.

We had a second patent family directed to crystalline forms of fruquintinib as well as methods of treating tumor angiogenesis-related disorders with such forms. In this patent family, we owned patents in various jurisdictions, including patents in the United States, China, Europe and Japan, each of which will expire in 2035. A Chinese patent in this family was invalidated by CNIPA in November 2024. However, an appeal against the decision was filed with the Beijing IP Court in 2025 and the appeal remains pending.

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

Our collaboration partner Takeda is responsible for maintaining and enforcing the intellectual property portfolio for fruquintinib outside of China, but the intellectual property ownership remains with us.

Surufatinib—The intellectual property portfolio for surufatinib as of December 31, 2025 are summarized below:

We had a first patent family for surufatinib directed to novel small molecule compounds as well as methods of treating tumor angiogenesis-related disorders with such compounds. In this patent family, we owned a patent in China expiring in 2027.

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

We had a fourth patent family directed to the pharmaceutical combinations of toripalimab and surufatinib. With respect to this family, we owned one patent in China expiring in 2041. This patent family is co-owned by us and Shanghai Junshi Biosciences Co., Ltd.

We also had other patents/patent applications in China directed to the process, the formulation, and the therapeutic combinations of surufatinib.

Sovleplenib—The intellectual property portfolio for sovleplenib as of December 31, 2025 are summarized below:

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

We had a fourth patent family directed to methods of treating immune thrombocytopenia using sovleplenib. In this patent family, we had two PCT applications and a Taiwan patent application pending, each of which, if issued, would have an expiration date in 2044 or 2045.

We had a fifth patent family directed to methods of treating warm autoimmune hemolytic anemia using sovleplenib. In this patent family, we had two PCT applications and a Taiwan patent application pending, each of which, if issued, would have an expiration date in 2044 or 2045.

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

The intellectual property portfolio for tazemetostat as of December 31, 2025 are summarized below:

The first patent family for tazemetostat directed to novel small molecule compounds as well as methods of treating cancers with such compounds. In this patent family, there are two patents in China expiring in 2032.

The second patent family for tazemetostat directed to methods of treating cancers using tazemetostat. In this patent family, there are four patents in China expiring in 2031 and 2033.

The third patent family for tazemetostat directed to the salts and crystalline forms of tazemetostat as well as methods of treating cancers with such salts and forms. In this patent family, there are two patents in China expiring in 2033.

The fourth patent family for tazemetostat directed to the pharmaceutical composition of tazemetostat. In this patent family, there is one patent in China expiring in 2035.

The intellectual property ownership remains with Epizyme. Our partner, Ipsen, is responsible for maintaining and enforcing the intellectual property portfolio for tazemetostat in China.

Fanregratinib— The intellectual property portfolio for fanregratinib as of December 31, 2025 is summarized below:

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

Amdizalisib—The intellectual property portfolio for amdizalisib as of December 31, 2025 are summarized below:

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

Ranosidenib— The intellectual property portfolio for ranosidenib as of December 31, 2025 is summarized below:

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

We had a second patent family directed to crystalline forms of ranosidenib. In this patent family, we had PCT and Taiwan patent applications pending, each of which, if issued, would have an expiration date in 2045.

HMPL-760—The intellectual property portfolio for HMPL-760 as of December 31, 2025 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases or auto-immune diseases with such compounds. In this family, we owned patents in various jurisdictions, including China, the United States and Japan, each of which will expire in 2041. We also had patent applications pending in this patent family in various jurisdictions, including China, the United States and Europe, each of which, if issued, would have an expiration date in 2041.

We also had patent applications directed to the method of preparing intermediates used in the manufacturing process of HMPL-760.

HMPL-295—The intellectual property portfolio for HMPL-295 as of December 31, 2025 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers or auto-immune diseases with such compounds. In this patent family, we owned patents in various jurisdictions, including patents in China and Japan expiring in 2040, and a patent in the United States expiring in 2042. We also had patent applications pending in various jurisdictions, including China and Europe, each of which, if issued, would have an expiration date in 2040.

HMPL-653—The intellectual property portfolio for HMPL-653 as of December 31, 2025 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers, inflammatory diseases or auto-immune diseases with such compounds. In this patent family, we owned patents in various jurisdictions, including patents in China and Japan expiring in 2041, and a patent in the United States expiring in 2042. We also had patent applications pending in various jurisdictions, including China, the United States and Europe, each of which, if issued, would have an expiration date in 2041.

HMPL-A83—The intellectual property portfolio for HMPL-A83 as of December 31, 2025 is summarized below:

We had a first patent family directed to novel anti-CD47 antibodies as well as methods of treating cancers with such antibodies. In this patent family, we owned patents in various jurisdictions, including Japan, each of which will expire in 2041. We also had patent applications pending in various jurisdictions, including China, the United States and Europe, each of which, if issued, would have an expiration date in 2041.

We had a second patent family directed to the formulation of HMPL-A83. In this patent family, we had a patent application pending in China, which, if issued, would have an expiration date in 2042.

HMPL-415—The intellectual property portfolio for HMPL-415 as of December 31, 2025 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers, Noonan Syndrome and LEOPARD Syndrome with such compounds. In this patent family, we had patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2042.

HMPL-506—The intellectual property portfolio for HMPL-506 as of December 31, 2025 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating cancers with such compounds. In this patent family, we had patent applications pending in various jurisdictions, including China, the United States, Europe and Japan, each of which, if issued, would have an expiration date in 2043.

HMPL-A251-The intellectual property portfolio for HMPL-A251 as of December 31, 2025 is summarized below:

We had a patent family directed to novel small molecule compounds and antibody-drug conjugates (ADCs) as well as methods of treating cancers with such compounds and ADCs. In this family, we had PCT, Argentina, Taiwan, and the U.S. patent applications pending, each of which, if issued, would have an expiration date in 2045.

We also had a patent application directed to the methods of treating cancer using HMPL-A251. In this patent family, we had a priority application pending, if issued, would have an expiration date in 2046.

IMG-004-The intellectual property portfolio for IMG-004 as of December 31, 2025 is summarized below:

We had a patent family directed to novel small molecule compounds as well as methods of treating auto-immune diseases, inflammatory diseases or cancers with such compounds. In this patent family, we owned patents in various jurisdictions, including China and the United States, each of which will expire in 2041. We also had patent applications pending in this patent family in various jurisdictions, including China, Europe and Japan, each of which, if issued, would have an expiration date in 2041.

IMG-007-The intellectual property portfolio for IMG-007 as of December 31, 2025 is summarized below:

We had a patent family directed to novel anti-OX40 antibodies as well as methods of treating auto-immune diseases or inflammatory diseases with such antibodies. In this patent family, we owned patents in various jurisdictions, including China, the United States and Japan, each of which will expire in 2041. We also had patent applications pending in various jurisdictions, including the United States and Europe, each of which, if issued, would have an expiration date in 2041.

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

As with other pharmaceutical companies, our ability to maintain and solidify our proprietary and intellectual property position for our drugs and drug candidates or our or their products and technologies will depend on our success in obtaining effective patent claims and enforcing those claims if granted. However, our pending patent applications and any patent applications that we or they may in the future file or license from third parties may not result in the issuance of patents. We also cannot predict the breadth of claims that may be allowed or enforced in our patents. Any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot be certain of the priority of filing covered by pending third-party patent applications. If third parties prepare and file patent applications in the United States, China, Europe, Japan or other markets that also claim technology or therapeutics to which we have rights, we may have to participate in interference proceedings, which could result in substantial costs to us, even if the eventual outcome is favorable to us, which is highly unpredictable. In addition, because of the extensive time required for clinical development and regulatory review of a drug candidate we may develop, it is possible that, before any of our drug candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting protection such patent would afford the respective product and any competitive advantage such patent may provide.

Trade Secrets

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our or their competitive position. We seek to protect our proprietary information, in part, by executing confidentiality agreements with our collaborators and scientific advisors, and non-competition, non-solicitation, confidentiality, and invention assignment agreements with our employees and consultants. We have also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements we enter into are designed to protect our proprietary information and the agreements or clauses requiring assignment of inventions to us, as applicable, are designed to grant us, as applicable, ownership of technologies that are developed through our or their relationship with the respective counterpart. We cannot guarantee, however, that these agreements will afford us adequate protection of our or their intellectual property and proprietary information rights.

Trademarks and Domain Names

We conduct our business using trademarks with various forms of “HUTCHMED”, “Elunate”, “Fruzaqla”, “Sulanda”, “Orpathys” and “Tazverik” brands, the logos used by HUTCHMED Limited, as well as domain names incorporating some or all of these trademarks. In April 2006, we entered into a brand license agreement (as amended and restated on June 15, 2021) with Hutchison Whampoa Enterprises Limited, an indirect wholly-owned subsidiary of CK Hutchison, pursuant to which we have been granted a non-exclusive, non-transferrable, royalty-free right to use the “HUTCHMED” trademarks, domain names and other intellectual property rights owned by the CK Hutchison group in connection with the operation of our business worldwide. See “Connected Transactions” for further details. The “Elunate” and “Orpathys” trademarks are licensed to us in China by our collaboration partners Eli Lilly and AstraZeneca, respectively. The “Fruzaqla” trademark is owned by us and licensed exclusively outside of China to our collaboration partner, Takeda. The trademarks for the HUTCHMED Limited logo and “Sulanda” are owned by us. The “Tazverik” trademark is licensed to us in mainland China, Hong Kong, Taiwan and Macau by our collaboration partner Epizyme.

Raw Materials and Supplies

Raw materials and supplies are ordered based on our respective sales plans and reasonable order forecasts and are generally available from our and various third-party suppliers in quantities adequate to meet our or our collaboration partners’ needs. We typically order raw materials on short-term contract or purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements.

For our Oncology/Immunology operations, the active pharmaceutical ingredients used in our drug candidates are supplied to us from third-party vendors. Our ability to successfully develop our drug candidates, and to ultimately supply our commercial drugs in quantities sufficient to meet the market demand, depends in part on our ability to obtain the active pharmaceutical ingredients for these drugs in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing.

We generally aim to identify and qualify one or more manufacturers to provide such active pharmaceutical ingredients prior to submission of an NDA to the FDA and/or NMPA. We contract with two suppliers to manufacture and supply us with the active pharmaceutical ingredient for fruquintinib for commercial purposes in China and one of those suppliers is also contracted to supply us with active pharmaceutical ingredient for commercial purposes outside of China. We also contract with a single supplier to manufacture and supply us with the active pharmaceutical ingredient for surufatinib for commercial purposes. We contracted with a single supplier to provide active pharmaceutical ingredient and finished product for savolitinib and are in the process of engaging a second supplier of the active pharmaceutical ingredient for our products including savolitinib, surufatinib and sovleplenib. We manage the risk of price fluctuations and supply disruptions of active pharmaceutical ingredients by purchasing them in bulk quantities as these ingredients have a relatively long shelf life. Other than the foregoing, we do not currently have arrangements in place for a contingent or second-source supply of the active pharmaceutical ingredients for fruquintinib outside of China, surufatinib or savolitinib. In the event any of our current suppliers of such active pharmaceutical ingredients or finished product cease their operations for any reason, which may lead to an interruption in our production and operations. However, to date, while we have experienced price fluctuations associated with our raw materials, we have not experienced any material disruptions in the supply of the active pharmaceutical ingredients or the other raw materials we use.

Quality Control and Assurance

We have our own independent quality control system and devote significant attention to quality control for the designing, manufacturing and testing of our products. We have established a strict quality control system in accordance with the NMPA regulations. Our laboratories fully comply with the Chinese manufacturing guidelines and are staffed with highly educated and skilled technicians to ensure quality of all batches of product release. We monitor in real time our operations throughout the entire production process, from inspection of raw and auxiliary materials, manufacture, delivery of finished products, clinical testing at hospitals, to ethical sales tactics. Our quality assurance team is also responsible for ensuring that we are in compliance with all applicable regulations, standards and internal policies. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance of our company.

Customers and Suppliers

For the years ended December 31, 2023, 2024 and 2025, we generated revenue of $538.0 million, $329.2 million and $339.8 million from our five largest customers, respectively. For the years ended December 31, 2023, 2024 and 2025, revenue from our five largest customers represented approximately 64%, 52% and 62% of our total revenue, respectively, and revenue from our largest customer in those periods represented approximately 42%, 28% and 26% of our revenue in the same periods, respectively. Save for Sinopharm, our five largest customers were independent third parties and none of our directors or their close associates or, to the knowledge of our directors, any shareholders who owned more than 5% of our issued ordinary shares had any interest in any of our five largest customers as of the date of the filing of this annual report.

In 2023, 2024 and 2025, Sinopharm, which jointly owns the Distribution Business with us, was one of our five largest customers. Sales to Sinopharm and/or its associates contributed 12%, 15% and 13% of our revenue in 2023, 2024 and 2025, respectively. Purchases from Sinopharm and/or its associates contributed approximately 1% of our total purchases in 2023 and less than 1% of our total purchases in 2024 and 2025, respectively.

For the years ended December 31, 2023, 2024 and 2025, the total purchases from our five largest suppliers were $77.1 million, $75.4 million and $68.4 million, respectively. For the years ended December 31, 2023, 2024 and 2025, our purchases from our five largest suppliers represented less than 20% of our total purchases. All of our five largest suppliers were independent third parties and none of our directors or their close associates or, to the knowledge of our directors, any shareholder who owned more than 5% of our issued ordinary shares had any interest in any of our five largest suppliers as of the date of the filing of this annual report.

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

HUTCHMED Limited holds a pharmaceutical manufacturing permit issued by its local regulatory authority expiring on June 30, 2030. It also complies with applicable GMP standards.

HUTCHMED (Suzhou) Limited holds a pharmaceutical manufacturing permit issued by its local regulatory authority expiring on September 12, 2030, It also complies with applicable GMP standards.

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

In addition, on July 7, 2020, the NMPA released the Priority Review and Approval Procedures for Drug Marketing Authorizations (for Trial Implementation), which further clarified that a fast-track process for drug registration will be available to the following drugs with distinctive clinical value: (i) (a) drugs in urgent clinical demand and in shortage and (b) innovative drugs and modified new drugs for prevention and treatment of serious infectious diseases, rare diseases and other diseases; (ii) new varieties, dosage forms and specifications of children’s drugs that conform to children’s physiological characteristics; (iii) (a) vaccines that are in urgent need for disease prevention and control and (b) innovative vaccines; (iv) drugs that have been included in the procedures for Breakthrough Therapy Designation; (v) drugs that are subject to conditional approval; and (vi) other drugs which the NMPA deems applicable. It also specified that fast track status would be given to clinical trial applications for drugs with patent expiry within three years and manufacturing authorization applications for drugs with patent expiry within one year. Concurrent applications for new drug clinical trials which are already approved in the United States or E.U. are also eligible for fast track NMPA approval.

On July 7, 2025, the NMPA released, for public consultation, revised drafts of the Review and Approval Procedures for Conditional Approval of Drug Marketing Applications (for Trial Implementation). The draft proposes a more detailed regulatory framework governing the conditional approval of drug marketing applications, pursuant to which certain drugs addressing urgent clinical needs or demonstrating significant clinical value may be approved for marketing based on early-stage clinical data. Under the draft, upon approval of a conditionally approved drug, the NMPA would issue a drug registration certificate specifying, among other things, the certificate’s validity period and the post-marketing confirmatory studies required to be completed, with the completion period generally not exceeding four years from the date of conditional approval. The draft further provides that failure to complete the required studies within the prescribed timeframe could affect the continued validity of the drug registration certificate. As of the date of this annual report, these procedures have not yet been formally adopted.

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

Administrative Protection for New Drugs

The Administrative Measures Governing the Production Quality of Pharmaceutical, which became effective March 1, 2011, provides detailed guidelines on practices governing the production of pharmaceutical products. A manufacturer’s factory must meet certain criteria, which include: institution and staff qualifications, production premises and facilities, equipment, hygiene conditions, production management, quality controls, product operation, maintenance of sales records and manner of handling customer complaints and adverse reaction reports.

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

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new drug to determine whether they comply with cGMPs. The FDA will not approve the drug unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the drug within required specifications. In addition, before approving an NDA, the FDA may also audit data from clinical trials to ensure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities where the drug product and/or its active pharmaceutical ingredient will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is completed and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, pre-clinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

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

Special FDA Expedited Review, Approval and Access Programs

The FDA has various programs, including fast track designation, accelerated approval, priority review and Breakthrough Therapy Designation, that are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures. While these pathways can reduce the time it takes for the FDA to review an NDA, they do not guarantee that a product will receive FDA approval. In addition, expanded access programs or the Right to Try Act can provide access to unapproved, investigational treatments for patients diagnosed with life-threatening diseases or conditions who have exhausted approved treatment options and who are unable to participate in a clinical trial.

Fast Track Designation

To be eligible for a fast-track designation, the FDA must determine, based on the request of a sponsor, that a drug is intended to treat a serious or life-threatening disease or condition for which there is no effective treatment and demonstrates the potential to address an unmet medical need for the disease or condition. Under the fast-track program, the sponsor of a drug candidate may request the FDA to designate the product for a specific indication as a fast-track product concurrent with or after the filing of the IND for the drug candidate. The FDA must make a fast-track designation determination within 60 days after receipt of the sponsor’s request.

In addition to other benefits, such as the ability to use surrogate endpoints and have greater interactions with the FDA, the FDA may initiate review of sections of a fast-track product’s NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA’s time period goal for reviewing a fast-track application does not begin until the last section of the NDA is submitted. A fast-track drug also may be eligible for accelerated approval and priority review. In addition, the fast-track designation may be withdrawn by the FDA if it believes that the designation is no longer supported by data emerging in the clinical trial process.

Priority Review

The FDA may give a priority review designation to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. These six and ten month review periods are measured from the “filing” date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission. Most products that are eligible for fast-track designation are also likely to be considered appropriate to receive a priority review.

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

Marketing exclusivity provisions under the FDCA can also delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for NCE. A drug is a NCE if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovator drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

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

Coverage and Reimbursement

PRC Coverage and Reimbursement

Historically, most of Chinese healthcare costs have been borne by patients out-of-pocket, which has limited the growth of more expensive pharmaceutical products. However, in recent years the number of people covered by government and private insurance has increased. According to the NHSA, as of December 31, 2024, approximately 1.33 billion residents in China were enrolled in the national medical insurance program. In 2024, total income of the National Basic Medical Insurance Fund (including maternity insurance) reached RMB3,491.3 billion.

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

The PRC Ministry of Labor and Social Security, together with other government authorities, has the power to determine inclusion of medicines in the NRDL (also referred to as the “Drug Catalog”), which is divided into two parts, Category A and Category B. Per the Notice on the “National Basic Medical Insurance, Work Injury Insurance and Maternity Insurance Drug Catalog (2024)” issued by the National Healthcare Security Administration and the Ministry of Labor and Social Security, local authorities are required to strictly implement the Drug Catalog (2024) and must not adjust the categories of drugs, remarks and the classification of drugs in the Drug Catalog.

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

In July 2025, the NHSA issued the Work Plan for Adjusting the National Basic Medical Insurance, Maternity Insurance, and Work Injury Insurance Drug Catalog and the Commercial Health Insurance Innovative Drug Catalog in 2025. The work plan proposed the establishment of a Commercial Health Insurance Innovative Drug Catalog, intended to include innovative drugs that exceed the basic positioning of the NRDL and are temporarily unable to be included in NRDL Categories A or B due to factors such as pricing, but that demonstrate a high degree of innovation, significant clinical value and meaningful patient benefit. In December 2025, the National Healthcare Security Administration and the Ministry of Labor and Social Security jointly issued the Commercial Health Insurance Innovative Drug Catalog (2025), which includes 19 novel drugs. Unlike the NRDL, inclusion in the Commercial Health Insurance Innovative Drug Catalog does not provide for reimbursement under China’s national medical insurance. Instead, such drugs are intended for recommendation for commercial health coverage.

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

National Essential Medicines List

On August 18, 2009, MOH and eight other ministries and commissions in the PRC issued the Provisional Measures on the Administration of the National Essential Medicines List, which was later amended in 2015, and the Guidelines on the Implementation of the Establishment of the National Essential Medicines System, which aim to promote essential medicines sold to consumers at fair prices in the PRC and ensure that the general public in the PRC has equal access to the drugs contained in the National Essential Medicines List. MOH promulgated the National Essential Medicines List (Catalog for the Basic Healthcare Institutions) on August 18, 2009, and promulgated the revised National Essential Medicines List on March 13, 2013 and September 30, 2018. According to these regulations, basic healthcare institutions funded by government, which primarily include county-level hospitals, county-level Chinese medicine hospitals, rural clinics and community clinics, shall store up and use drugs listed in the National Essential Medicines List. Per the Opinions of the General Office of the State Council on Improving the National Essential Medicines System, issued and effective on September 13, 2018, with respect to the qualifying drugs on the National Essential Medicines List, the medical insurance department shall prioritize their inclusion in the NRDL and adjust their classifications as Category A or B, respectively, in accordance with the stipulated procedures.

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

According to the Notice on Issuing Certain Regulations on the Trial Implementation of Centralized Tender Procurement of Drugs by Medical Institutions promulgated on July 7, 2000 and the Notice on Further Improvement on the Implementation of Centralized Tender Procurement of Drugs by Medical Institutions promulgated on August 8, 2001, medical institutions established by county or higher-level government are required to implement centralized tender procurement of drugs.

The MOH promulgated the Working Regulations of Medical Institutions for Procurement of Drugs by Centralized Tender and Price Negotiations (for Trial Implementation) (“Centralized Tender Regulations”), on March 13, 2002, and promulgated Sample Document for Medical Institutions for Procurement of Drugs by Centralized Tender and Price Negotiations (for Trial Implementation) (“Centralized Tender Sample Document”) in November 2001, as amended in 2010, to implement the tender process requirements and ensure the requirements are followed uniformly throughout the country. The Centralized Tender Regulations and the Centralized Tender Sample Document provide rules for the tender process and negotiations of the prices of drugs, operational procedures, a code of conduct and standards or measures of evaluating bids and negotiating prices. On January 17, 2009, the MOH, the NMPA and other four national departments jointly promulgated the Opinions on Further Regulating Centralized Procurement of Drugs by Medical Institutions. According to the notice, public medical institutions owned by the government at the county level or higher or owned by state-owned enterprises (including state-controlled enterprises) shall purchase pharmaceutical products through centralized procurement. Each provincial government shall formulate its catalogue of drugs subject to centralized procurement. Specifically, the procurement could be achieved through public tendering, online bidding, centralized price negotiations and online competition platform. Except for drugs in the National Essential Medicines List (the procurement of which shall comply with the relevant rules on the National Essential Medicines List), certain pharmaceutical products which are under the national government’s special control and traditional Chinese medicines, in principle, all drugs used by public medical institutions shall be covered by the catalogue of drugs subject to centralized procurement. On July 7, 2010, the MOH and six other ministries and commissions jointly promulgated the Working Regulations of Medical Institutions for Centralized Procurement of Drugs to further regulate the centralized procurement of drugs and clarify the code of conduct of the parties in centralized drug procurement.

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

4+7 Quality Consistency Evaluation

On November 15, 2018, China’s Joint Procurement Office published its Paper on Centralized Drug Procurement in “4+7 Cities,” known as the 4+7 Quality Consistency Evaluation process (“4+7 QCE”). The 4+7 QCE initiative is aimed at driving consolidation in the fragmented generic drug market in China. The 4+7 QCE initiative began as a pilot program in 11 cities: Beijing, Tianjin, Shanghai, Chongqing, Shenyang, Dalian, Xiamen, Guangzhou, Shenzhen, Chengdu and Xi’an. Under this pilot program, the public medical institutions in these 11 cities bulk-buy certain generic drugs together, forcing companies to bid for contracts and driving down prices. The 4+7 QCE initiative has expanded nationwide and now covers more varieties of drugs. On September 1, 2019, the Joint Procurement Office published its Paper on Centralized Drug Procurement in Alliance Areas (GY-YD2019-1), such areas covering 25 provinces and regions across China. On December 29, 2019, the Joint Procurement Office published its Paper on Nationwide Centralized Drug Procurement (GY-YD2019-2), promoting procurement nationwide, and on January 13, 2020, the National Healthcare Security Administration, the NHC, the NMPA, the Ministry of Industrial and Information Technology and the Logistics Support Department of the Central Military Commission promulgated the Notice on the Commencement of the Second Batch of State Organized Centralized Drug Procurement and Use, which states that the second batch of national organization of centralized procurement and use of drugs would not be carried out in selected areas but nationwide. On January 22, 2021, the General Office of the State Council issued the Opinions on Promoting the Normalization and Institutionalization of the Centralized and Quantitative Procurement of Drugs, stating that (i) the scope of procurement should focus on including drugs in the NRDL with large dosages and high purchase amounts and gradually cover all kinds of drugs that are clinically necessary and of reliable quality that are marketed in China, so as to ensure that all drugs that should be procured are exhausted, (ii) marketing authorization holders who have obtained drug registration certificates for drugs within the scope of centralized procurement can, in principle, participate in centralized drug procurement, provided they meet the requirements of centralized procurement in areas including but not limited to quality standards, production capacity and supply stability, and (iii) all public medical institutions (including military medical institutions) should participate in centralized drug procurement, and designated pharmacies shall follow the management requirements of designated agreements. By December 31, 2024, China’s Joint Procurement Office has implemented ten rounds of Volume - Based Procurement of drugs.

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

Pursuant to applicable PRC laws, rules and regulations, including the Social Insurance Law which became effective on July 1, 2011 and subsequently amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Security Funds which became effective on January 22, 1999 and subsequently amended on March 24, 2019, the Interim Measures concerning the Maternity Insurance which became effective on January 1, 1995 and the Regulations on Work-related Injury Insurance which became effective on January 1, 2004, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance, and maternity insurance. If an employer fails to make social insurance contributions timely and in full, the social insurance collecting authority will order the employer to make up outstanding contributions within the prescribed time period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make social insurance registration, the social insurance collecting authority will order the employer to correct within the prescribed time period. The relevant administrative department may impose a fine equivalent to three times the overdue amount and management personnel who are directly responsible can be fined RMB500 ($71.1) to RMB3,000 ($426.7) if the employer fails to correct within the prescribed time period.

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

The Chinese anti-bribery regulatory regime is evolving. On January 10, 2025, SAMR published the Compliance Guidelines on Preventing Commercial Bribery Risks for Pharmaceutical Enterprises which, among others, stipulate that pharmaceutical enterprises are the primary responsible entities for preventing their own commercial bribery risks, and that they should strengthen internal controls and compliance management to mitigate commercial bribery risks. Where a pharmaceutical enterprise discovers that its business operations involve commercial bribery risks, they are required to immediately cease such activities, and may internally or hire third-party professional institutions to conduct investigations. On October 15, 2025, the Anti-Unfair Competition Law (Revised 2025) took effect. Revisions include, among others, increasing maximum fines for bribery, introducing personal administrative liability for the legal representatives, principal persons in charge and directly responsible persons of business operators who commit commercial bribery, and introducing administrative penalties for the act of accepting bribes.

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

False Claims

Additionally, the civil False Claims Act prohibits knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government. Actions under the False Claims Act may be brought by the U.S. Attorney General or as a qui tam action by a private individual in the name of the government. Analogous state law equivalents may apply and may be broader in scope than the federal requirements. Violations of the False Claims Act can result in very significant monetary penalties and treble damages. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the United States, for example, in connection with the violations of the Anti-Kickback Statute, the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multi-billion-dollar settlements under the False Claims Act in addition to individual criminal convictions and corporate resolutions under applicable criminal statutes. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

In July 2014, the SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Offshore Investment and Financing and Round Trip Investment via Special Purpose Vehicles (“Circular 37”), and its implementation guidelines, which abolishes and supersedes the SAFE’s Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round Trip Investment via Overseas Special Purpose Vehicles. Pursuant to Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of the SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle (“SPV”), directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with the SAFE when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. Failure to comply with the registration procedures set forth in Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

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

Under the Interim Measures for the Administration of Foreign Debt, effective March 1, 2003, the difference between the total investment limit and the registered capital of a foreign-invested enterprise, commonly referred to as the investment difference, represents the foreign debt financing quota to which the foreign-invested enterprise is entitled (i.e., the maximum amount of debt which the company may borrow from a foreign lender). The Notice of the People’s Bank of China on Matters Concerning the Macro-Prudential Management for Full-covered Cross-border Financing, effective January 12, 2017, introduced a new regime whereby the borrowing limit is based on the cross-border financing risk weighted balance calculated pursuant to a formula prescribed by the PBOC. A one-year transition period was established for foreign-invested enterprises, during which they could elect to use either the pre-existing investment difference approach or the cross-border financing risk weighted balance approach.

The Company Law of the PRC was amended on December 29, 2023 (such amendment, the “Revised Company Law”), and will take effect on July 1, 2024. Foreign-invested companies must comply with the Revised Company Law, unless otherwise stipulated. Among others, the Revised Company Law introduces a rule requiring the registered capital of limited liability companies to be fully paid within five years, which applies to all PRC limited liability companies. Companies incorporated before the promulgation and implementation of the Revised Company Law are required to gradually adjust to meet the deadline. In consequence, we may be required to accelerate payment of capital contributions towards the registered capital of our PRC subsidiaries.

Regulation on Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

●	Company Law of the PRC (1993), as amended in 1999, 2004, 2005, 2013, 2018 and 2023;
●	Foreign Investment Law of the PRC; and
●	Implementation Rules for the Foreign Investment Law.
●	Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends.

Filings and Approvals Relating to State-Owned Assets

Pursuant to applicable PRC state-owned assets administration laws and regulations, incorporating business that will have investments of assets that are both state-owned and non-state-owned, investing in an entity that was previously owned by a state-owned enterprise and restructuring an enterprise ultimately owned by the general public require the performance of an assessment of the relevant state-owned assets and the filing of the assessment results with the competent state-owned assets administration, finance authorities or other regulatory authorities and, if applicable, the receipt of approvals from such authorities.

Our Distribution Business was required to perform a state-owned asset assessment when we invested in our Distribution Business, which was previously wholly owned by Sinopharm, a state-owned enterprise, and when our Distribution Business restructured from an enterprise ultimately owned by the general public into a limited liability enterprise. In all instances above, our partners have informed us that they or our Distribution Business have duly filed the relevant state-owned asset assessment results with, and obtained the requisite approvals from, the relevant governmental authorities as required by the foregoing laws and regulations. Accordingly, we believe that such business are in full compliance with all applicable laws and regulations governing the administration and restructuring of state-owned assets, although we are currently unable to obtain copies of certain filing and approval documents from our partners due to their internal confidentiality constraints. We have not received any notice of warning or been subject to any penalty or other disciplinary action from the relevant governmental authorities with respect to the applicable laws and regulations governing the administration and restructuring of state-owned assets.

C.    Organizational Structure.

The chart below shows our organizational structure, including our principal subsidiaries, as of February 13, 2026.

Notes:

(1)	Employees and former employees of HUTCHMED Limited hold the remaining 0.2% shareholding in HUTCHMED Holdings Limited.

(2)	Held through HUTCHMED Investment (HK) Limited. HUTCHMED Limited’s revenue generated by sales of, and royalties, manufacturing costs and services fees in connection with, our current and future internally developed drug candidates are allocated to the Oncology/Immunology operations.
(3)	Sinopharm Group Co. Limited is the other 49.0% partner.
(4)	Comprising the shareholdings of Directors and shares held by an independent trustee in respect of LTIP awards granted to Directors but not yet vested.

D.    Property, Plants and Equipment.

We are headquartered in Hong Kong where we have our main administrative offices.

We rent and operate a 4,968 square meter manufacturing facility that complies with applicable GMP standards for fruquintinib and surufatinib in Suzhou, Jiangsu Province in Eastern China, and own a 5,024 square meter facility in Shanghai which houses research and development operations. We lease 9,080 square meters of office and lab space in Shanghai which houses HUTCHMED Limited’s management and staff. In 2020, we entered into a 50-year land use rights agreement for a 28,771 square meter site in Shanghai. We have recently completed the construction of an almost 55,000 square meter large-scale manufacturing facility for innovative drugs on the site. The Shanghai manufacturing facility has successfully passed an inspection by the local regulatory agency and was issued the Drug Manufacturing Permit in 2023. The clinical manufacturing and technology transfer for some of our commercial products are underway in our new facility. The Shanghai facility is our largest manufacturing facility, with a production capacity estimated to be five times that of our facility in Suzhou.

We also lease a 2,992 square foot office in Florham Park, New Jersey to house our U.S.-based clinical and regulatory staff.

Our manufacturing operations consist of bulk manufacturing and formulation, fill, and finishing activities that produce products and drug candidates for both clinical and commercial purposes. Our manufacturing capabilities have a large operation scale for our own-brand products.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with Item 3.A. “Selected Financial Data,” our consolidated financial statements and the related notes and our non-consolidated equity investee’s consolidated financial statements and the related notes appearing elsewhere in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. In evaluating our business, you should carefully consider the information provided under Item 3.D. “Risk Factors.” Actual results could differ materially from those projected in the forward-looking statements.

A.	Operating Results.

Overview

We are a global commercial-stage biopharmaceutical company focused on the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of patients with cancer and immunological diseases. We conduct our business through our Oncology/Immunology and Other Ventures operations.

Through our Oncology/Immunology operations, our team of approximately 870 scientists and staff has created, developed and in-licensed a deep portfolio of clinical-stage drug candidates. Aside from China, fruquintinib has been approved in 38 countries including the United States in 2023, and Europe and Japan in 2024. Moreover, tazemetostat has been approved and launched in China including Macau and Hong Kong. Our novel discovery and early-stage development focus on progressing drug candidates from our ATTC next-generation platform, with the first two candidates in global Phase I development. Our success in research and development has led to partnerships with leading global pharmaceutical companies, including AstraZeneca, Eli Lilly and Takeda. We and our collaboration partners have invested approximately $2.2 billion in our Oncology/Immunology operations as of December 31, 2025, with almost all of these funds used for research and development expenses for the development of our drug candidates. Net income attributable to our company from our Oncology/Immunology operations was $51.2 million for the year ended December 31, 2023, net loss attributable to our company from our Oncology/Immunology operations was $24.6 million and $13.7 million for the year ended December 31, 2024 and 2025, respectively.

In addition, we have built large-scale and profitable drug marketing and distribution capabilities. Our Other Ventures includes a 5.0% interest in Shanghai Hutchison Pharmaceuticals, which manufactures, markets and distributes a range of its own brand prescription drug products across mainland China. Net income attributable to our company generated from our Other Ventures operations was $50.3 million, $47.7 million and $25.5 million for the years ended December 31, 2023, 2024 and 2025, respectively. In April 2025, we completed the divestment of an aggregate of a 45% equity interest in Shanghai Hutchison Pharmaceuticals and retained 5% equity interest. A divestment gain, net of tax of $415.8 million was recognized. In addition to helping fund our Oncology/Immunology operations, we utilize the know-how from our Other Ventures to support the commercialization of our internally developed Oncology/Immunology products in China.

Our consolidated revenue was $838.0 million, $630.2 million and $548.5 million for the years ended December 31, 2023, 2024 and 2025, respectively. Net income attributable to our company was $100.8 million, $37.7 million and $456.9 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Basis of Presentation

Our consolidated statements of operations data presented herein for the years ended December 31, 2025, 2024 and 2023 and our consolidated balance sheet data presented herein as of December 31, 2025 and 2024 have been derived from our audited consolidated financial statements, which were prepared in accordance with US GAAP, and should be read in conjunction with those statements which are included elsewhere in this annual report.

We have two strategic operations, Oncology/Immunology and Other Ventures, that offer different products and services. Shanghai Hutchison Pharmaceuticals is accounted for under the equity accounting method as non-consolidated entity in our consolidated financial statements, and the consolidated financial statements of Shanghai Hutchison Pharmaceuticals were prepared in accordance with IFRS as issued by the IASB and audited under auditing standards generally accepted in the United States and included elsewhere in this annual report. The presentation of financial data for our business units excludes certain unallocated costs attributed to expenses incurred by our corporate head office. For more information on our corporate structure, see Item 4.A. “History and Development of the Company.”

Factors Affecting our Results of Operations

Research and Development Expenses

We believe our ability to successfully develop innovative drug candidates through our Oncology/Immunology operations will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. As a result of this commitment, our pipeline of drug candidates has been steadily advancing and expanding. In addition, we are proactively making a strategic shift to focus on the most advanced assets from our internal developed pipeline, that are most likely to drive near-term value. For more information on the nature of the efforts and steps necessary to develop our drug candidates, see Item 4.B. “Business Overview—Our Clinical Pipeline” and “Business Overview—Regulations.”

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

Research and development expenses incurred by our Oncology/Immunology operations totaled $302.0 million, $212.1 million and $148.3 million for the years ended December 31, 2023, 2024 and 2025, respectively, representing approximately 36.0%, 33.7% and 27.0% of our total consolidated revenue for the respective period. These research and development figures do not include payments made by our collaboration partners directly to third parties to help fund the research and development of our drug candidates.

We have been able to fund the research and development expenses for our Oncology/Immunology operations via a range of sources, including revenue generated from our commercialized drugs, payments received from our collaboration partners, cash flows generated from our Other Ventures including divestment proceeds, dividend payments, the proceeds raised from our initial public offering and follow-on offerings on the AIM, Nasdaq and the SEHK, investments from other third parties and bank borrowings.

This diversified approach to funding allows us not to depend on any one method of funding for our research and development activities, thereby reducing the risk that sufficient financing will be unavailable as we continue to accelerate the development of our drug candidates.

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

We believe that our globally facing strategy of focusing on drug development for novel but relatively well-characterized targets and for validated targets, in combination with our development of multiple drug candidates concurrently and testing them for multiple indications and in combinations with other drugs, enhances the likelihood that our research and development efforts will yield successful drug candidates. Nonetheless, we cannot be certain if any of our drug candidates will receive new or additional regulatory approvals. Even if such approvals are granted, we will need to thereafter establish manufacturing supply and engage in extensive marketing prior to generating any revenue from such drugs. The effectiveness of our marketing will depend on the efforts of our dedicated oncology team in China and our collaboration partners in the rest of the world. The ultimate commercial success of our drugs will depend on their acceptance by patients, the medical community and third-party payors and their ability to compete effectively with other therapies on the market.

To date, surufatinib and savolitinib have been approved for sale in China. Fruquintinib is marketed as Elunate in China by HUTCHMED, and as Fruzaqla outside of China by our partner Takeda. Fruzaqla has received approval in 38 countries to date, including the United States in 2023, Europe and Japan in 2024.

Our manufacturing site in Suzhou produces both clinical and commercial supplies of fruquintinib and surufatinib. Our new drug product facility in Shanghai has fully commenced operations and is expected to increase our novel drug product manufacturing capacity significantly and secure both clinical and commercial drug product supply. The Shanghai facility passed FDA Pre-Approval Inspection with zero observations in January 2026. Both clinical stage and commercial drug product have completed technology transfer, and we expect to manufacture substantially all drug products in Shanghai facility in the future. In the end of 2024, our first commercial batch of savolitinib, which previously relied on third-party manufacturer, was produced in the Shanghai facility and supplied to our partner. We received the NMPA manufacturing approval of surufatinib at the Shanghai facility and started commercial production, and we also received the NMPA manufacturing approval for fruquintinib in December 2025. Beginning in October 2020, we assumed responsibility for the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities in China for Elunate. Sulanda is marketed by us in China without the support of a collaboration partner. However, we have a limited history of commercializing our internally developed drug candidates, which makes it difficult to evaluate our future prospects.

The competitive environment is also an important factor with the commercial success of our potential global first-in-class products, such as sovleplenib, depending on whether we are able to gain regulatory approvals and quickly bring such products to market ahead of competing drug candidates being developed by other companies.

For our drug candidates where we retain all rights worldwide, currently including surufatinib, sovleplenib, fanregratinib, ranosidenib, HMPL-760, HMPL-506, HMPL-295, HMPL-653, HMPL-A83, HMPL-415, HMPL-A251, HMPL-A580 and HMPL-A830, we will be able to retain all the profits if any of them are successfully commercialized and remain unpartnered, though we will need to bear all the costs associated with such drug candidates. Conversely, as discussed below, for our drug candidates which are subject to collaboration partnerships, our collaboration partners provide funding for development of the drug candidates but are entitled to retain a significant portion of any revenue generated by such drug candidates.

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

In particular, our partners cover a portion of our research and development costs for drug candidates developed in collaboration with them. In addition, under our collaboration agreements with AstraZeneca, Eli Lilly and Takeda, we received upfront payments upon our entry into such agreements and milestone payments upon the achievement of certain development and regulatory milestones, payments for our provision of research and development services for the relevant drug candidate as well as commercial milestones and royalties. Revenue recognized in our consolidated financial statements from such agreements with AstraZeneca, Eli Lilly and Takeda totaled $482.0 million, $308.0 million and $256.1 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Moreover, we have entered into, and may consider entering in the future, in-licensing arrangements to expand and complement our existing portfolio of novel oncology assets under which we may be obligated to make upfront, milestone and royalty payments. For example, in August 2021, we entered into an in-licensing agreement with Epizyme (a subsidiary of Ipsen Pharma SAS) to collaborate in research, development, manufacturing and commercialization of tazemetostat in Greater China, the licensed territory. In connection with this collaboration, Epizyme received a $25 million upfront payment and another $15 million milestone payment to date and is eligible to receive up to $95 million in additional development and regulatory milestone payments and up to $175 million in additional sales milestone payments. Epizyme is also eligible to receive tiered royalties of mid-teen to low-twenties percent based on annual net sales of tazemetostat in the licensed territory.

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

China Government Insurance Reimbursement and Drug Pricing Policies

Our revenue is affected by the sales volume and pricing of our current and future internally developed drug candidates, if approved. Eligible participants in the government-sponsored medical insurance programs in China are entitled to reimbursement for varying percentages of the cost for any medicines that are included in applicable reimbursement lists. Factors that affect the inclusion of medicines in China’s NRDL and any other applicable reimbursement list may include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. For more information, see Item 4.B. “Business Overview—Coverage and Reimbursement—PRC Coverage and Reimbursement.” The inclusion of a medicine in the NRDL or other applicable reimbursement lists can substantially improve the sales volume of the medicine due to the availability of third-party reimbursements. On the other hand, such inclusion may also subject it to centralized procurement processes. The National Healthcare Security Administration has stated that centralized procurement will focus on NRDL-listed and costly-to-procure drugs. Centralized procurement may negatively affect the retail price of our drug candidates. On balance, we believe that, if priced appropriately, the benefit of the inclusion of our drug candidates in the NRDL and other applicable reimbursement lists outweighs the cost of such inclusion. Elunate was added to the NRDL in January 2020 at approximately 60% discount to its initial retail price, renewed for an additional two-year term starting in January 2022 at a discount of 5% relative to the prior NRDL price and renewed again in January 2024 and 2026 on the same terms. Sulanda was included in the NRDL starting in January 2022 at a 52% discount on its main dosage form, relative to its 2021 initial retail price and renewed in January 2024 and 2026 on the same terms. Orpathys was included in the NRDL on March 1, 2023 at a 38% discount relative to the self-pay price, renewed in January 2025 on the same terms for another two years, and further updated starting in January 2026 at a discount of 16.6% relative to the prior NRDL price for one year. In addition, Tazverik was included in the first edition of the National Commercial Health Insurance Innovation Drug List starting in January 2026.

Revenue from our Other Ventures is affected by the sales volume and pricing of third-party prescription pharmaceutical products. The sales volume of the products sold by these businesses is driven in part by the level of Chinese government spending on healthcare and the coverage of Chinese government medical insurance schemes, which is correlated with patient reimbursements for drug purchases, all of which have increased significantly in recent years as part of healthcare reforms in China. The sales volume of pharmaceutical products in China is also influenced by their representation on the NRDL, which determines eligibility for drug reimbursement, as well as their representation on the National Essential Medicines List, which mandates distribution of drugs in China.

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

For more information, see Item 4.B. “Business Overview—Coverage and Reimbursement—PRC Coverage and Reimbursement.”

Ability to Effectively Market Own-Brand and Third-Party Drugs

Our other ventures operations is predominantly our Distribution Business (a 51% held subsidiary and the remaining interests are held by Sinopharm), which provides distribution and commercialization services for prescription drugs licensed from third parties, and we have established our oncology drug sales team which we utilize to market our internally developed and approved drugs throughout China.

If the marketing strategies of the business are not successful, our revenue and profitability may be negatively affected. Moreover, if we are unsuccessful in marketing any third-party drugs, it may adversely affect our ability to enter into commercialization arrangements on acceptable terms, gain rights to market additional third-party drugs or prevent us from expanding the geographic scope of existing arrangements.

Seasonality

We do not experience material seasonal variations in the results of our operations.

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

The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. We estimate the standalone selling prices based on the income approach and cost - plus margin approach. Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using a percentage-of-completion method. We have determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenue is recognized as future sales occur as they meet the requirements for the sales-based royalty exception.

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

We estimate our allowances for CECLs for accounts receivables by considering past events, including any historical default, current economic conditions and certain forward-looking information, including reasonable and supportable forecasts. The methodologies that the Group uses to estimate the allowance for CECLs for accounts receivables are as follows:

Individually evaluated-we review all accounts receivables considered at risk on a timely basis and perform an analysis based upon current information available about the customers and other debtors, which may include financial statements, news reports, published credit ratings as well as collateral net of repossession cost, prior collection history and current and future expected economic conditions. Using this information, we determine the expected cash flow for the accounts receivables and calculate an estimate of the potential loss and the probability of loss. For those accounts for which the loss is probable, we record a specific allowance.

Collectively evaluated-we determine our allowance for CECLs for collectively evaluated accounts receivables based on appropriate groupings.

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

Provision for Profit Guarantee

We recognize a provision when (1) we have a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation.

The provision for profit guarantee was estimated based on a discounted cash flow analysis using assumptions including forecasted revenue and discount rate. At each reporting date, we remeasure the provision at fair value based on projected forecasts of the performance of Shanghai Hutchison Pharmaceuticals against the guaranteed yearly net income after tax targets. This estimation process considers various factors including historical financial performance, projected future performance of Shanghai Hutchison Pharmaceuticals, market conditions, and other economic factors that may impact the Shanghai Hutchison Pharmaceuticals’ ability to achieve the profit guarantee targets. Changes in estimates are recognized in the consolidated statements of operations’ gain on divestment of Shanghai Hutchison Pharmaceuticals in the period in which the estimate is revised.

Recent Accounting Pronouncements

See note 3 to our consolidated financial statements included in this annual report for information regarding recent accounting pronouncements.

Key Components of Results of Operations

The following tables set forth our selected consolidated financial data. We have derived the selected consolidated statements of operations data for the years ended December 31, 2025, 2024 and 2023 and the selected consolidated balance sheet data as of December 31, 2025 and 2024 from our audited consolidated financial statements, which were prepared in accordance with US GAAP and are included elsewhere in this annual report. The following selected consolidated financial data for the years ended December 31, 2022 and 2021 and as of December 31, 2023, 2022 and 2021 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with US GAAP and are not included in this annual report.

	Year Ended December 31,
	2025	2024	2023	2022	2021

	$’000 (except share and per share data)
Consolidated statement of operations data:
Revenue
Goods—third parties	393,477	401,382	388,924	314,329	266,199
—related parties	1,322	3,854	8,264	5,293	4,256
Services —commercialization—third parties	45,300	52,485	48,608	41,275	27,428
—research and development—related parties	—	471	481	507	525
—collaboration research and development—third parties	27,904	57,968	80,397	23,741	18,995
Other collaboration revenue—royalties—third parties	68,419	71,041	32,470	26,310	15,064
—licensing—third parties	12,090	43,000	278,855	14,954	23,661
Total revenue	548,512	630,201	837,999	426,409	356,128
Operating expenses
Cost of goods—third parties	(291,360)	(294,918)	(331,984)	(268,698)	(229,448)
Cost of goods—related parties	(775)	(1,861)	(4,777)	(3,616)	(3,114)
Cost of services—commercialization—third parties	(44,214)	(52,105)	(47,686)	(38,789)	(25,672)
Research and development expenses	(148,295)	(212,109)	(302,001)	(386,893)	(299,086)
Selling expenses	(36,306)	(48,617)	(53,392)	(43,933)	(37,827)
Administrative expenses	(66,722)	(64,296)	(79,784)	(92,173)	(89,298)
Total operating expenses	(587,672)	(673,906)	(819,624)	(834,102)	(684,445)
	(39,160)	(43,705)	18,375	(407,693)	(328,317)
Gain on divestment of equity investees	476,896	—	—	—	121,310
Other income/(expense)
Interest income	49,877	40,080	36,145	9,599	2,076
Other income	19,710	10,274	12,949	1,833	2,426
Interest expense	(2,865)	(2,872)	(759)	(652)	(592)
Other expense	(5,767)	(4,884)	(8,402)	(13,509)	(12,643)
Total other income/(expense)	60,955	42,598	39,933	(2,729)	(8,733)
Income/(loss) before income taxes and equity in earnings of equity investees	498,691	(1,107)	58,308	(410,422)	(215,740)
Income tax (expense)/benefit	(63,610)	(7,192)	(4,509)	283	(11,918)
Equity in earnings of equity investees, net of tax	22,651	46,469	47,295	49,753	60,617
Net income/(loss)	457,732	38,170	101,094	(360,386)	(167,041)
Less: Net income attributable to non-controlling interests	(823)	(441)	(314)	(449)	(27,607)
Net income/(loss) attributable to the Company	456,909	37,729	100,780	(360,835)	(194,648)
Earnings/(losses) per share attributable to the Company ($ per share)
—basic	0.53	0.04	0.12	(0.43)	(0.25)
—diluted	0.52	0.04	0.12	(0.43)	(0.25)
Number of shares used in per share calculation
—basic	858,276,608	855,351,683	849,654,296	847,143,540	792,684,524
—diluted	872,891,120	872,829,129	869,196,348	847,143,540	792,684,524
Net income/(loss)	457,732	38,170	101,094	(360,386)	(167,041)
Other comprehensive income/(loss)
Foreign currency translation income/(loss)	2,503	(3,753)	(6,592)	(8,469)	2,964
Total comprehensive income/(loss)	460,235	34,417	94,502	(368,855)	(164,077)
Less: Comprehensive (income)/loss attributable to non-controlling interests	(1,384)	(110)	39	545	(28,029)
Total comprehensive income/(loss) attributable to the Company	458,851	34,307	94,541	(368,310)	(192,106)

	Year Ended December 31,
	2025	2024	2023	2022	2021

	$’000
Consolidated balance sheet data:
Cash and cash equivalents	71,330	153,958	283,589	313,278	377,542
Short-term investments	1,295,945	682,152	602,747	317,718	634,158
Total assets	1,753,097	1,274,196	1,279,773	1,029,445	1,372,661
Total current liabilities	315,775	376,562	403,027	353,903	311,658
Total non-current liabilities	186,060	125,781	133,359	38,672	21,489
Total shareholders’ equity	1,251,262	771,853	743,387	636,870	1,039,514

Revenue

The following table sets forth the components by contract type of our consolidated revenue for the years indicated.

	Year Ended December 31,
	2025		2024		2023
	$’000%		$’000%		$’000%
Revenue
Oncology/Immunology:
Invoiced Goods—Marketed Products(1)	100,637	18.3	128,008	20.3	83,087	9.9
Services:
Commercialization—Marketed Products	45,300	8.3	52,485	8.3	48,608	5.8
Research and Development—related parties	—	—	471	0.1	481	0.1
License & Collaborations:
Services	27,904	5.1	57,968	9.2	80,397	9.6
Royalties—Marketed Products	68,419	12.5	71,041	11.3	32,470	3.9
Licensing	12,090	2.2	43,000	6.8	278,855	33.3
Manufacturing Supply(1)	31,189	5.7	10,392	1.7	4,718	0.5
Subtotal	285,539	52.1	363,365	57.7	528,616	63.1
Other Ventures:
Invoiced Goods(1)	261,651	47.7	262,982	41.7	301,119	35.9
Invoiced Goods—related parties	1,322	0.2	3,854	0.6	8,264	1.0
Subtotal	262,973	47.9	266,836	42.3	309,383	36.9
Total	548,512	100.0	630,201	100.0	837,999	100.0

(1)	Included in revenue from goods – third parties in our consolidated statements of operations.

The following table sets forth the components of revenue from Oncology/Immunology by product type for the years indicated.

	Year Ended December 31,
	2025		2024		2023
	$’000%		$’000%		$’000%
Revenue
Fruzaqla	89,407	31.3	110,764	30.5	7,145	1.4
Elunate	76,894	26.9	86,333	23.7	83,181	15.7
Sulanda	27,014	9.5	48,972	13.5	43,935	8.3
Orpathys	18,571	6.5	24,507	6.7	28,866	5.5
Tazverik	2,470	0.9	958	0.3	1,038	0.2
Oncology Products(1)	214,356	75.1	271,534	74.7	164,165	31.1
R&D services and licensing(2)	71,183	24.9	91,831	25.3	364,451	68.9
Total Oncology/Immunology Revenue	285,539	100.0	363,365	100.0	528,616	100.0

(1)	Includes Invoiced Goods—Marketed Products, Commercialization—Marketed Products and Royalties—Marketed Products. For the year ended December 31, 2024, it also includes $20 million commercial milestone under Licensing.
(2)	Includes Research and Development—related parties, Services, Licensing and Manufacturing Supply. For the year ended December 31, 2024, $20 million commercial milestone under Licensing is excluded.

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

	Year Ended December 31,
	2025		2024		2023
	$’000%		$’000%		$’000%
In-market sales
Fruzaqla	366,200	69.8	290,620	58.0	15,093	7.1
Elunate	100,104	19.1	114,992	22.9	107,518	50.3
Orpathys	28,908	5.5	45,443	9.1	46,096	21.6
Sulanda	27,014	5.1	48,972	9.8	43,935	20.5
Tazverik	2,470	0.5	958	0.2	1,038	0.5
Oncology Products	524,696	100.0	500,985	100.0	213,680	100.0

The following table sets forth the components of revenue of our Other Ventures by product type for the years indicated. In December 2023, we sold our interests in our consolidated joint venture Hutchison Hain Organic and our wholly own subsidiary HUTCHMED Science Nutrition, and their historical financial results and gain on divestment are reflected in our consolidated financial statements.

	Year Ended December 31,
	2025		2024		2023
	$’000%		$’000%		$’000%
Revenue—Other Ventures
Prescription drug products	261,650	99.5	262,850	98.5	295,396	95.5
Healthcare products (incl. consumer health)	1,323	0.5	3,986	1.5	13,987	4.5
Total	262,973	100.0	266,836	100.0	309,383	100.0

Revenue from our Other Ventures primarily comprises revenue from prescription drugs including the commercial services, logistics and distribution business of our consolidated majority-owned subsidiary, Distribution Business.

Revenue from our Other Ventures also comprises revenue from sales of Zhi Ling Tong infant nutrition and other health supplement products manufactured by Hutchison Healthcare and distributed through Shanghai Hutchison Pharmaceuticals, organic and natural products by Hutchison Hain Organic (which was divested in December 2023), and certain third-party consumer products distributed and marketed by HUTCHMED Science Nutrition (which was divested in December 2023).

Cost of Revenue and Operating Expenses

Cost of Revenue

Our cost of revenue is primarily attributable to the cost of revenue of our Distribution Business and Oncology/Immunology commercialized products. The following table sets forth the components of our cost of revenue for the years indicated.

	Year Ended December 31,
	2025		2024		2023
	$’000%		$’000%		$’000%
Cost of Revenue
Oncology/Immunology:
Cost of Invoiced Goods	38,642	11.5	40,678	11.7	44,040	11.5
Cost of Services	44,214	13.2	52,105	14.9	47,686	12.4
Subtotal	82,856	24.7	92,783	26.6	91,726	23.9
Other Ventures:
Cost of Invoiced Goods	252,718	75.1	254,240	72.9	287,944	74.9
Cost of Invoiced Goods—related parties	775	0.2	1,861	0.5	4,777	1.2
Subtotal	253,493	75.3	256,101	73.4	292,721	76.1
Total	336,349	100.0	348,884	100.0	384,447	100.0

The following table sets forth the components of cost of revenue of our Other Ventures by product type for the years indicated.

	Year Ended December 31,
	2025		2024		2023
	$’000%		$’000%		$’000%
Cost of Revenue—Other Ventures
Prescription drug products	252,714	99.7	254,138	99.2	284,927	97.3
Healthcare products (incl. consumer health)	779	0.3	1,963	0.8	7,794	2.7
Total	253,493	100.0	256,101	100.0	292,721	100.0

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

	Year Ended December 31,
	2025		2024		2023
	$’000%		$’000%		$’000%
R&D Expenses
Oncology/Immunology:
Savolitinib (targeting MET)	17,845	12.0	35,325	16.7	37,692	12.5
Tazemetostat (targeting EZH2)	15,708	10.6	15,931	7.5	12,171	4.0
Sovleplenib (targeting Syk)	5,824	3.9	14,518	6.8	14,200	4.7
Ranosidenib (targeting IDH 1/2)	4,352	2.9	7,549	3.5	12,633	4.2
Fanregratinib (targeting FGFR)	2,988	2.0	5,772	2.7	7,532	2.5
Surufatinib (targeting VEGFR/FGFR1/CSF-1R)	(3,383)	(2.3)	7,506	3.6	24,746	8.2
Fruquintinib (targeting VEGFR1/2/3)	(3,046)	(2.1)	8,733	4.1	40,384	13.4
Other candidates	4,464	3.0	6,895	3.2	24,375	8.2
Others and government grant	35,320	24.0	33,423	15.8	25,995	8.4
Total clinical trial related costs	80,072	54.8	135,652	63.9	199,728	66.1
Personnel compensation and related costs	58,317	39.3	69,079	32.6	93,030	30.8
Other research and development costs	9,906	6.7	7,378	3.5	9,243	3.1
Total	148,295	100.0	212,109	100.0	302,001	100.0

The following table summarizes our research and development expenses by location for the years indicated.

	Year Ended December 31,
	2025		2024		2023
	$’000%		$’000%		$’000%
PRC	141,398	95.3	177,564	83.7	195,070	64.6
U.S. and others	6,897	4.7	34,545	16.3	106,931	35.4
Total	148,295	100.0	212,109	100.0	302,001	100.0

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

Selling Expenses

The following table sets forth the components of our selling expenses for the years indicated.

	Year Ended December 31,
	2025		2024		2023
	$’000%		$’000%		$’000%
Selling Expenses
Oncology/Immunology	32,212	88.7	44,287	91.1	45,505	85.2
Other Ventures	4,094	11.3	4,330	8.9	7,887	14.8
Total	36,306	100.0	48,617	100.0	53,392	100.0

Our selling expenses primarily comprise selling expenses incurred by our Oncology/Immunology operations by HUTCHMED Limited for sales and marketing expenses and related personnel expenses for our unpartnered drug Sulanda and Tazverik. It also includes sales and marketing expenses and related personnel expenses incurred by our Other Ventures in their distribution and marketing of pharmaceutical and healthcare products.

Administrative Expenses

The following table sets forth the components of our administrative expenses for the years indicated.

Administrative expenses are also incurred by our corporate head office, which are not allocated to either Oncology/Immunology or Other Ventures.

	Year Ended December 31,
	2025		2024		2023
	$’000%		$’000%		$’000%
Administrative Expenses
Oncology/Immunology	35,946	53.9	36,910	57.4	47,966	60.1
Other Ventures	4,754	7.1	4,996	7.8	5,435	6.8
Corporate Head Office	26,022	39.0	22,390	34.8	26,383	33.1
Total	66,722	100.0	64,296	100.0	79,784	100.0

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

Equity in Earnings of Equity Investees

We have historically derived a significant portion of our net income from our equity in earnings of equity investees, which was primarily attributable to Shanghai Hutchison Pharmaceuticals.

On April 25, 2025, we completed the divestment of an aggregate 45% equity interest out of 50% in Shanghai Hutchison Pharmaceuticals to third parties for cash consideration of approximately $608.5 million.

On July 25, 2025, Inmagene announced it had completed a merger with Ikena Oncology, Inc. and the merged company is listed on the NASDAQ as ImageneBio. ImageneBio will be primarily focused on the development of IMG-007, a monoclonal antibody targeting OX-40 licensed from us. Inmagene’s remaining assets including IMG-004, a non-covalent, reversible small molecule inhibitor targeting Bruton Tyrosine Kinase licensed from us, were spun out to Miragene Co., a new private company. As a result of the merger, our investment in equity security (140,636,592 Inmagene ordinary shares) was exchanged for 429,082 shares in ImageneBio representing a 3.84% equity interest and 7,960,562 shares in Miragene representing a 9.39% equity interest. We have significant influence in both ImageneBio and Miragene since we have a director on both companies’ board of directors. As such, the equity interests in ImageneBio and Miragene are subsequently accounted for as investment in equity investees.

The following table shows the amount of equity in earnings of equity investees, net of tax, of our equity investees(1) for the years indicated.

	Year Ended December 31,
	2025		2024		2023
	$’000%		$’000%		$’000%
Equity in earnings of equity investees, net of tax
Oncology/Immunology:
ImageneBio	(1,902)	(8.4)	—	—	—	—
Other Ventures:
Shanghai Hutchison Pharmaceuticals	24,553	108.4	46,469	100.0	47,295	100.0
Total	22,651	100.0	46,469	100.0	47,295	100.0

Investments in equity investees(1) mainly consisted of our investment in Shanghai Hutchison Pharmaceuticals and ImageneBio. The fluctuation in the investments in equity investees was primarily due to a divestment of 45% equity interest in Shanghai Hutchison Pharmaceuticals in April 2025.

The following table shows our investment in our equity investees as of the dates indicated.

	As of December 31,
	2025	2024

	$’000
Shanghai Hutchison Pharmaceuticals	5,140	77,765
ImageneBio	5,725	—

(1)	The value attributable to Miragene was considered negligible in consideration of the development progress and risk of the assets as of the merger date.

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

	Year Ended December 31,
	2025		2024		2023
	$’000%		$’000%		$’000%
Revenue	548,512	100.0	630,201	100.0	837,999	100.0
Cost of revenue	(336,349)	(61.3)	(348,884)	(55.4)	(384,447)	(45.9)
Research and development expenses	(148,295)	(27.0)	(212,109)	(33.7)	(302,001)	(36.0)
Selling expenses	(36,306)	(6.6)	(48,617)	(7.7)	(53,392)	(6.4)
Administrative expenses	(66,722)	(12.2)	(64,296)	(10.2)	(79,784)	(9.5)
Gain on divestment of an equity investee	476,896	86.9	—	—	—	—
Other income, net	60,955	11.1	42,598	6.8	39,933	4.8
Income tax expense	(63,610)	(11.6)	(7,192)	(1.1)	(4,509)	(0.5)
Equity in earnings of equity investees, net of tax	22,651	4.1	46,469	7.4	47,295	5.6
Net income	457,732	83.4	38,170	6.1	101,094	12.1
Net income attributable to our company	456,909	83.3	37,729	6.0	100,780	12.0

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

People’s Republic of China

Our subsidiaries incorporated in the PRC are governed by the EIT Law and regulations. Under the EIT Law, the standard EIT rate is 25% on taxable profits as reduced by available tax losses. Tax losses may be carried forward to offset any taxable profits for the following five years (extended to ten years for those with HNTE status, with effective from January 1, 2018). HUTCHMED Limited has been successful in their respective applications to renew their HNTE status for three years from January 1, 2023 to December 31, 2025. Accordingly, this entity is eligible to a preferential EIT rate of 15% for the years ended/ending December 31, 2023, 2024 and 2025. HUTCHMED (Suzhou) Limited, a wholly owned subsidiary of HUTCHMED Limited, successfully renewed its HNTE status for another three years from January 1, 2024 to December 31, 2026. Accordingly, it is eligible for a preferential EIT rate of 15% for the years ended December 31, 2024, 2025 and 2026.

For more information, see Item 10.E. “Taxation—Taxation in the PRC.” Please also see Item. 3 “Key Information—Risk Factors—Other Risks and Risks Relating to Doing Business in China—Our business benefits from certain PRC government tax incentives. Any changes to the tax incentives, or our PRC subsidiaries failing to continuously meet the criteria for these incentives, could have a material adverse effect on our operating results by significantly increasing our tax expenses.”

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

Period-to-Period Comparison of Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue

Our revenue was $548.5 million for the year ended December 31, 2025, with the largest component being the revenue from Oncology/Immunology of $285.5 million. This compares to $630.2 million for the year ended December 31, 2024, with the largest component being the revenue from Oncology/Immunology of $363.4 million.

Revenue from oncology products within Oncology/Immunology decreased by 21.1% to $214.4 million for the year ended December 31, 2025 compared to $271.5 million for the year ended December 31, 2024, primarily due to:

●	A decrease in sales of Fruzaqla from $110.8 million for the year ended December 31, 2024 to $89.4 million for the year ended December 31, 2025, primarily attributable to (i) milestone payment of $20.0 million for commercial sales in 2024 and (ii) a decrease in invoiced sales of goods to Takeda from $51.4 million for the year ended December 31, 2024 to $45.0 million for the year ended December 31, 2025. The decrease has been offset by an increase in royalty revenue from $39.4 million for the year ended December 31, 2024 to $44.4 million for the year ended December 31, 2025, due to an increase in in-market sales made by Takeda;
●	A decrease in sales of Elunate (primarily to Eli Lilly) to $76.9 million for the year ended December 31, 2025 (of which $45.3 million was promotion and marketing services, $16.2 million was sales of goods, $15.4 million was royalty revenue) from $86.3 million for the year ended December 31, 2024 (of which $52.5 million was promotion and marketing services, $15.8 million was sales of goods, $18.0 million was royalty revenue);
●	A decrease in sales of Sulanda to $27.0 million for the year ended December 31, 2025 from $49.0 million for the year ended December 31, 2024; and
●	A decrease in Orpathys revenue (primarily to AstraZeneca) to $18.6 million for the year ended December 31, 2025 (of which $8.7 million was royalty revenue and $9.9 million was sales of goods) from $24.5 million for the year ended December 31, 2024 (of which $13.6 million was royalty revenue and $10.9 million was sales of goods);

Other revenue from Oncology/Immunology decreased to $71.1 million for the year ended December 31, 2025 from $91.8 million for the year ended December 31, 2024 primarily due to:

●	A decrease in revenue from Takeda collaboration to $51.6 million for the year ended December 31, 2025 (which primarily includes $47.5 million revenue recognized from the $400 million upfront payment, $1.3 million related to research and development services and $2.8 million recognized from the Europe and Japan regulatory milestones) from $67.0 million for the year ended December 31, 2024 (which primarily includes $30.9 million revenue recognized from the $400 million upfront payment, $18.9 million related to research and development services and $14.2 million recognized from the Europe and Japan regulatory milestones); and
●	A decrease in revenue related to other (non-Takeda) research and development services to $8.5 million for the year ended December 31, 2025 from $13.9 million for the year ended December 31, 2024, offset by $11.0 million milestone revenue recognized from AstraZeneca for the year ended December 31, 2025 following NDA approval in China for Orpathys combined with Tagrisso, compared with $6.0 million milestone revenue recognized from AstraZeneca for the year ended December 31, 2024 following NDA acceptance in China.

Revenue from our Other Ventures remained relatively stable at $263.0 million for the year ended December 31, 2025 and $266.8 million for the year ended December 31, 2024.

Cost of Revenue

Our cost of revenue decreased by 3.6% to $336.3 million for the year ended December 31, 2025 from $348.9 million for the year ended December 31, 2024. This decrease was primarily due to a decrease in sales of our Oncology/Immunology operations.

Cost of revenue from Oncology/Immunology decreased by 10.7% to $82.9 million for the year ended December 31, 2025 from $92.8 million for the year ended December 31, 2024, primarily due to a decrease in sales of oncology products.

Cost of revenue from our Other Ventures decreased slightly to $253.4 million for the year ended December 31, 2025 from $256.1 million for the year ended December 31, 2024, which was primarily due to a decrease in sales of prescription drugs products and Zhi Ling Tong infant nutrition products.

Cost of revenue as a percentage of our revenue increased to 61.3% from 55.4% across these periods, primarily due to lower revenue from upfront and milestones which do not have associated costs.

Research and Development Expenses

Our research and development expenses incurred by Oncology/Immunology decreased by 30.1% to $148.3 million for the year ended December 31, 2025 from $212.1 million for the year ended December 31, 2024, which was primarily due to a $53.1 million decrease in contract research organization and other clinical trial related costs and a $10.7 million decrease in personnel compensation and related costs. The decrease in the expenses was primarily due to the transition from late-stage trials for our first-wave commercial assets to earlier-stage investments in hematology assets and ATTC programs. Research and development expenses as a percentage of our revenue decreased to 27.0% from 33.7%, primarily due to the aforementioned decrease in spending.

Selling Expenses

Our selling expenses decreased by 25.3% to $36.3 million for the year ended December 31, 2025 from $48.6 million for the year ended December 31, 2024. This was primarily due to a $12.1 million decrease in selling expenses incurred by our Oncology/Immunology operations due to a decrease in sales of oncology products. Selling expenses as a percentage of our revenue decreased to 6.6% from 7.7%, primarily due to the aforementioned decrease in spending.

Administrative Expenses

Our administrative expenses increased by 3.8% to $66.7 million for the year ended December 31, 2025 from $64.3 million for the year ended December 31, 2024. This was primarily due to a $3.6 million increase in oversights costs to support commercial activities. Administrative expenses as a percentage of our revenue increased to 12.2% from 10.2%, primarily due to a decrease in our revenue.

Gain on Divestment of An Equity Investee

We had gain on divestment of an equity investee of $476.9 million for the year ended December 31, 2025, before applicable capital gain taxes, which is related to the completion of the divestment of an aggregate of 45% shareholding interest in Shanghai Hutchison Pharmaceuticals in April 2025. See Item 4.B. “Business Overview—Other Ventures” for details.

Other Income/(Expense)

Our net other income increased by 43.1% to $60.9 million for the year ended December 31, 2025 from $42.6 million for the year ended December 31, 2024, primarily due to a $9.8 million increase in interest income, a $5.9 million increase in government grants and gain of $2.0 million on investment in equity security.

Income Tax Expense

Our income tax expense increased significantly to $63.6 million for the year ended December 31, 2025 from $7.2 million for the year ended December 31, 2024, primarily due to capital gains taxes related to the completion of the divestment of an aggregate of 45% shareholding interest in Shanghai Hutchison Pharmaceuticals in April 2025.

Equity in Earnings of Equity Investees

Our equity in earnings of equity investees, net of tax, decreased by 51.3% to $22.7 million for the year ended December 31, 2025 from $46.5 million for the year ended December 31, 2024, primarily due to lower profit sharing following the decrease in our shareholding interest in Shanghai Hutchison Pharmaceuticals from 50% to 5% in April 2025.

Net Income

As a result of the foregoing, our net income increased from $38.2 million for the year ended December 31, 2024 to $457.7 million for the year ended December 31, 2025. Net income attributable to our company increased from $37.7 million for the year ended December 31, 2024 to $456.9 million for the year ended December 31, 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, see Item 5.A. “Operating Results” of our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 19, 2025.

B.	Liquidity and Capital Resources

To date, we have taken a multi-source approach to fund our operations, including through cash flows generated, dividend payments and divestment proceeds from our Oncology/Immunology and Other Ventures operations, service and milestone and upfront payments from our collaboration partners, bank borrowings, investments from third parties, proceeds from our listings on various stock exchanges and follow-on offerings.

Significantly boosted by the partial disposal of equity stake in Shanghai Hutchison Pharmaceuticals, we had net income attributable to the Company of $456.9 million, $37.7 million and $100.8 million for the years ended December 31, 2025, 2024 and 2023 respectively. Our Oncology/Immunology operations have historically not generated significant profits or have operated at a net loss, and we anticipate substantial research and development expenditures for the foreseeable future as creating potential global first-in-class or best-in-class drug candidates requires a significant investment of resources over a prolonged period of time. As a result, we may need additional financing for our Oncology/Immunology operations in future periods. See Item 3.D. “Risk Factors—Risks Relating to Our Oncology/Immunology Operations and Development of Our Drug Candidates—Our Oncology/Immunology operations historically operated at a net loss, and our future profitability is dependent on the performance of our Oncology/Immunology operations which rely on the successful commercialization of our drug candidates.”

As of December 31, 2025, we had cash and cash equivalents of $71.3 million and short-term investments of $1,296.0 million and unutilized bank facilities of $41.2 million. Substantially all of our bank deposits are at major financial institutions, which we believe are of high credit quality. As of December 31, 2025, we had $93.2 million in bank loans, of which $73.0 million was related to a fixed asset loan and $20.2 million was related to a working capital loan. The total weighted average cost of bank borrowings for the year ended December 31, 2025 was 2.73% per annum. For additional information, see “—Loan Facilities.”

Certain of our subsidiaries including those registered as wholly foreign-owned enterprises, and an equity investee in China, are required to set aside at least 10% of their after-tax profits to their non-distributable reserve funds until such reserves reach 50% of their registered capital. Profit appropriated to the reserve funds for our subsidiaries and equity investee incorporated in the PRC was approximately $168,000, $32,000 and $2,380,000 for the years ended December 31, 2023, 2024 and 2025, respectively.

We believe that our current levels of cash and cash equivalents, short-term investments, along with cash flows from operations, dividend payments and unutilized bank borrowings, will be sufficient to meet our anticipated cash needs for at least the next 12 months. We believe that we can meet our need for cash through revenue generated from our marketed products to fund our next wave of innovation including the development of our ATTC program. However, we may require additional financing in order to fund all of the clinical development efforts that we plan to undertake to accelerate the development of our clinical-stage drug candidates. For more information, see Item 3.D. “Risk Factors-Risks Relating to Our Financial Position and Need for Capital.”

	Year Ended December 31,
	2025	2024	2023

	$’000
Cash Flow Data:
Net cash (used in)/generated from operating activities	(64,657)	497	219,258
Net cash used in investing activities	(29,410)	(96,060)	(291,136)
Net cash generated from/(used in) financing activities	7,836	(30,667)	48,660
Net decrease in cash and cash equivalents	(86,231)	(126,230)	(23,218)
Effect of exchange rate changes	3,603	(3,401)	(6,471)
Cash and cash equivalents at beginning of the year	153,958	283,589	313,278
Cash and cash equivalents at end of the year	71,330	153,958	283,589

Net Cash (used in)/generated from Operating Activities

Net cash used in operating activities was $64.7 million for the year ended December 31, 2025, compared to $0.5 million net cash generated for the year ended December 31, 2024. The net increase in spending of $65.2 million was mainly due to a capital gain tax payment of $59.5 million for the partial divestment of Shanghai Hutchison Pharmaceuticals in April 2025.

For a discussion of our net cash (used in)/generated from operating activities for the years ended December 31, 2024 and 2023, see Item 5.B. “Liquidity and Capital Resources” of our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 19, 2025.

Net Cash used in Investing Activities

Net cash used in investing activities was $29.4 million for the year ended December 31, 2025, compared to $96.1 million for the year ended December 31, 2024. The net amounts used for the year ended December 31, 2025 were due to $613.8 million deposited into short-term investments along with $10.0 million regulatory approval milestone payment and $14.1 million for capital expenditures, offset by gross proceeds from the partial divestment of Shanghai Hutchison Pharmaceuticals of $608.5 million. The net amounts used for the year ended December 31, 2024 were mainly due to capital expenditures of $17.9 million and net deposits in short-term investments of $79.4 million.

For a discussion of our net cash used in investing activities for the years ended December 31, 2024 and 2023, see Item 5.B. “Liquidity and Capital Resources” of our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 19, 2025.

Net Cash generated from/(used in) Financing Activities

Net cash generated from financing activities was $7.8 million for the year ended December 31, 2025, compared to $30.7 million net cash used for the year ended December 31, 2024. The net amounts generated for the year ended December 31, 2025 were mainly due to $6.3 million net amount drawn from bank borrowings to primarily settle the capital expenditures for the Shanghai manufacturing site. The net amounts used for the year ended December 31, 2024 were mainly due to $36.1 million purchases of shares of the Company by a trustee (which are referred to as “treasury shares” in our financial statements and accounted as treasury shares under applicable accounting standards but do not constitute treasury shares under the Rules Governing the Listing of Securities on HKEX (the “Hong Kong Listing Rules”)) for the settlement of equity awards of the Company, offset by $5.6 million net amount drawn from bank borrowings.

For a discussion of our net cash generated from/(used in) financing activities for the years ended December 31, 2024 and 2023, see Item 5.B. “Liquidity and Capital Resources” of our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 19, 2025.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025. For more information on bank borrowings and interest on bank borrowings, please see “—Loan Facilities.” Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories, warehouse, offices and other assets under non-cancellable lease agreements. For more information on purchase obligations and lease obligations, please see “—Capital Expenditures.”

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1‑2 Years	2‑5 Years	5 Years

	($’000)
Bank borrowings	93,160	24,971	4,392	39,738	24,059
Interest on bank borrowings	8,947	2,386	1,840	4,077	644
Purchase obligations	692	675	17	—	—
Lease obligations	6,860	4,964	1,459	437	—
Total	109,659	32,996	7,708	44,252	24,703

Loan Facilities

In October 2021, HUTCHMED Limited entered into a 10-year fixed asset loan facility agreement with Bank of China Limited for the provision of a secured credit facility in the amount of $107.4 million (RMB754.9 million) with an annual interest rate at the 5-year China Loan Prime Rate less 0.80% (which was supplemented in June 2022). This credit facility is guaranteed by HUTCHMED Limited’s immediate holding company, HUTCHMED Investment (HK) Limited, and secured by the underlying leasehold land and buildings of HUTCHMED Limited (Shanghai manufacturing facility), and includes certain financial covenant requirements. For the year ended December 31, 2025, $1.5 million (RMB10.4 million) was repaid and cannot be further drawn from the facility. The outstanding bank borrowings was $73.0 million (RMB512.5 million) as of December 31, 2025.

In October 2025, Bank of China Limited extended a short-term unsecured working capital loan facility to our Distribution Business in the amount of $28.5 million (RMB200.0 million) with an annual interest rate at the 1-year China Loan Prime Rate less 0.89%. This credit facility includes certain financial covenant requirements. As of December 31, 2025, $20.2 million (RMB142.1 million) was utilized from the loan facility.

Gearing Ratio

The gearing ratio of our group, which was calculated by dividing total interest-bearing loans by total equity, was 7.4% as of December 31, 2025, a decrease from 10.7% as of December 31, 2024. The decrease was primarily due to the increase in equity from the gain on divestment of Shanghai Hutchison Pharmaceuticals during the year.

Capital Expenditures

We had capital expenditures of $32.6 million, $17.9 million and $24.1 million for the years ended December 31, 2023, 2024 and 2025, respectively. Our capital expenditures during these periods were primarily used for the purchases of plant and equipment for a new large-scale manufacturing facility for innovative drugs in Shanghai, China and $10.0 million intangible asset relating to milestone payment for tazemetostat approval by the NMPA in China in 2025. Our capital expenditures have been primarily funded by cash flows from operations, bank borrowings and proceeds from our initial public and follow-on offerings in Hong Kong and the United States and other equity offerings, as well as from upfront and milestone payments from partners, divestment proceeds and dividends from an equity investee.

As of December 31, 2025, we had commitments for capital expenditures of approximately $0.7 million, primarily for plant and equipment for a new large-scale manufacturing facility for innovative drugs in Shanghai, China. We expect to fund these capital expenditures through cash flows from operations, bank borrowings and existing cash resources.

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

Business Experience and Qualifications of our Directors and Senior Management

Below is a list of the names and ages of our directors and officers as of March 5, 2026, and a brief account of the business experience of each of them. The business address for our directors and officers is c/o HUTCHMED (China) Limited, Level 18, The Metropolis Tower, 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong.

Name	Age	Position
Dan ELDAR	72	Non-executive Director and Chairman
Weiguo SU(1)	68	Executive Director, Chief Executive Officer and Chief Scientific Officer
CHENG Chig Fung, Johnny(1)	59	Executive Director, Acting Chief Executive Officer and Chief Financial Officer
Edith SHIH	74	Non-executive Director and Company Secretary
Ling YANG	46	Non-executive Director
MOK Shu Kam, Tony	65	Senior and Lead Independent Non-executive Director
Renu BHATIA	66	Independent Non-executive Director
Chaohong HU	60	Independent Non-executive Director
TAN Shao Weng, Daniel	48	Independent Non-executive Director
WONG Tak Wai	69	Independent Non-executive Director
Lorenso CHIU	47	Deputy Chief Financial Officer
Charles George Rupert NIXON	56	Group General Counsel

(1)	Dr. Weiguo Su is on leave of absence from the duties of Chief Executive Officer due to health reasons, and the board of directors has appointed Mr. Johnny Cheng, our Chief Financial Officer, as Acting Chief Executive Officer from August 25, 2025. Dr. Weiguo Su remains our Chief Scientific Officer.

Directors

Dan Eldar has been a non-executive director of our company since 2016. He is also the Chairman of our Company, a member of our nomination committee and technical committee. He has more than 30 years of experience as a senior executive, leading global operations in biotechnology, healthcare, telecommunications, and water. He is an executive director of Hutchison Water Israel E.P.C Ltd, an associate of CK Hutchison Group, which focuses on large scale desalination and hydro-electric projects. Dr. Eldar is a director of certain companies controlled by certain substantial shareholders (within the meaning of the Securities and Futures Ordinance (“SFO”)) of our company. Dr. Eldar received a doctor of philosophy degree in government from Harvard University, master of arts degree in government from Harvard University, master of arts degree in political science and public administration from the Hebrew University of Jerusalem and a bachelor of arts degree in political science from the Hebrew University of Jerusalem.

Weiguo Su has been an executive director since 2017 and chief executive officer of our Company since 2022. He is also our chief scientific officer since 2012 and a member of our technical committee. Dr. Su has headed all drug discovery and research since he joined our company, including master-minding our scientific strategy, being a key leader of our Oncology/Immunology operations, and responsible for the discovery of each and every small molecule drug candidate in our pipeline. Prior to joining our company in 2005, Dr. Su worked with the U.S. research and development department of Pfizer, Inc. In 2017, Dr. Su was granted the prestigious award by the China Pharmaceutical Innovation and Research Development Association (PhIRDA) as one of the Most Influential Drug R&D Leaders in China. He was also awarded as one of the 2025 Forbes China 100 Most Influential Chinese Selection. Dr. Su received a bachelor of science degree in chemistry from Fudan University in Shanghai and completed a PhD and post-doctoral fellowship in chemistry at Harvard University under the guidance of Nobel Laureate Professor E. J. Corey.

Cheng Chig Fung, Johnny has been an executive director since 2011 and our chief financial officer since 2008. He was appointed as acting chief executive officer in August 2025 and he is also a member of our sustainability committee. Prior to joining our company, Mr. Cheng was vice president, finance of Bristol Myers Squibb in China, a director of Sino-American Shanghai Squibb Pharmaceuticals Ltd. and Bristol-Myers Squibb (China) Investment Co. Ltd. in Shanghai between late 2006 and 2008. Mr. Cheng started his career as an auditor with Price Waterhouse (currently PricewaterhouseCoopers) in Australia and then KPMG in Beijing before spending eight years with Nestlé China where he was in charge of a number of finance and control functions in various operations. Mr. Cheng received a bachelor of economics, accounting major from the University of Adelaide and is a member of Chartered Accountants Australia and New Zealand (“CAANZ”).

Edith Shih has been a non-executive director since 2006, the company secretary of our company and the company secretary of group companies since 2000. She is also chairman of our sustainability committee and a member of our remuneration committee. She has over 40 years of experience in legal, regulatory, corporate finance, compliance and corporate governance fields. She is also executive director and company secretary of CK Hutchison and has been with the Cheung Kong (Holdings) Limited (“CKH”) group since 1989 and with Hutchison Whampoa Limited (“HWL”) since 1991. Both CKH and HWL were formerly listed on SEHK and became wholly-owned subsidiaries of CK Hutchison in 2015. She has acted in various capacities within the HWL group, including head group general counsel from 1993 to June 2015 and company secretary since 1997. Ms. Shih is in addition a non-executive director of Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust and a commissioner of PT Duta Intidaya Tbk. In addition, Ms. Shih is a director of certain substantial shareholders (within the meaning of the SFO) of our company and certain companies controlled by certain substantial shareholders of our company. The aforementioned companies are either subsidiaries or associated companies of CK Hutchison of which Ms. Shih has oversight as a director of CK Hutchison. Ms. Shih holds a bachelor of science degree and a master of arts degree from the University of the Philippines as well as a master of arts degree and a master of education degree from Columbia University, New York. She is a solicitor qualified in England and Wales, Hong Kong and Victoria, Australia. She is also a fellow of both The Chartered Governance Institute (“CGI”) and The Hong Kong Chartered Governance Institute (“HKCGI”), holding chartered secretary and chartered governance professional dual designations. Ms. Shih is a past international president and current member of the Council of CGI as well as a past president and current honorary advisor of HKCGI. Further, she is also chairman of the process review panel for the Accounting and Financial Reporting Council and vice-chairman of the Council of The Hong Kong University of Science and Technology.

Ling Yang has been a non-executive director of our company since 2023. She has been the managing director of Carlyle since 2017 and its head of China since 2024 and co-head of Carlyle Asia Healthcare since 2021, in charge of advising in healthcare investment and portfolio activities of Carlyle in China. She is also chairwoman and non-executive director of ADICON Holdings Limited. Prior to Carlyle Group, Ms. Yang worked in private equity at KKR Asia Limited and investment banking at Goldman Sachs in the U.S. She was formerly a director of Shenzhen Salubris Pharmaceuticals Co., Ltd. Ms. Yang graduated summa cum laude and is a member of Phi Beta Kappa with a bachelor’s degree in economics and computer science from Smith College and received her master of business administration degree from Harvard Business School.

Mok Shu Kam, Tony has been an independent non-executive director of our company since 2017, and was appointed as the senior and lead independent non-executive director of our company since May 2025. He is also chairman of our nomination committee and technical committee, and a member of our sustainability committee. Professor Mok has more than 35 years of experience in clinical oncology with his main research interest focusing on biomarker and molecular targeted therapy in lung cancer. He is currently Li Shu Fan Medical Foundation named professor and chairman of department of clinical oncology at The Chinese University of Hong Kong. Professor Mok has contributed to over 300 articles in international peer-reviewed journals, as well as multiple editorials and textbooks. In 2018, Professor Mok was the first Chinese to be bestowed the European Society for Medical Oncology (“ESMO”) Lifetime Achievement Award, one of the most prestigious international honors and recognitions given to cancer researchers, for his contribution to and leadership in lung cancer research worldwide. In 2023, Professor Mok was awarded The Sixth Fok Ying-Tung Prize - The World Outstanding Chinese Doctor Award, for his contribution in lung cancer research. Professor Mok is a non-executive director of AstraZeneca PLC, a non-executive independent director of Lunit USA Inc. and a member of the scientific advisory board of Prenetics Global Limited (“Prenetics”). He is co-founder of Sanomics Limited (acquired by ACT Genomics Holdings Ltd. in 2021) and Aurora Tele-Oncology Limited, and also a director of Insighta Holdings Limited. He was formerly a board director of ASCO, a steering committee member of the Chinese Society of Clinical Oncology, past president of the International Association for the Study of Lung Cancer, and chairman of the board of ACT Genomics Holdings Ltd. until it was acquired by Prenetics in 2022. Professor Mok is closely affiliated with the oncology community in China and has been awarded an Honorary Professorship at Guangdong Province People’s Hospital, Guest Professorship at Peking Union Medical College Hospital and Visiting Professorship at Shanghai Jiao Tong University and Distinguished Professorship at Fujian Cancer Hospital. He received his bachelor of medical science degree and a doctor of medicine from University of Alberta, Canada. He is also a fellow of the Royal College of Physicians and Surgeons of Canada, Hong Kong College of Physicians, Hong Kong Academy of Medicine, Royal College of Physicians of Edinburgh and ASCO.

Renu Bhatia has been an independent non-executive director of our company since May 2024. She is also chairman of our remuneration committee as well as a member of the audit committee and technical committee of our company. She is also chairman and co-founder of Opharmic Technology (HK) Ltd, a company focusing on the development of ultrasound technology for non-invasive drug delivery to the eyes and co-founder of Asia Fintech Angels which invests in early stage fintech companies. In addition, Dr. Bhatia is an independent non-executive director of Overstone Associates Limited, a UK based data science provider to financial institutions focused on the art industry. Dr. Bhatia holds positions in public service including membership of the Business Professional Federation Healthcare Committee and assessor for the Hong Kong Enterprise Support Scheme Assessment Panel of the Innovation and Technology Fund. She is also a co-opted member of the Knowledge Transfer Committee of the Hong Kong University of Science and Technology. She was formerly the chairman of the listing committee of SEHK and a member of the Board of Review (Inland Revenue Ordinance) and the Cyberport Entrepreneurship Centre Advisory Group. Dr. Bhatia started her career in finance at Goldman Sachs and HSBC Asset Management. Dr. Bhatia is a doctor of medicine (MBBS) from the University of London and holds a master of business administration degree from Yale University, and a postgraduate diploma in therapeutics and medicine from The University of Hong Kong.

Chaohong Hu has been an independent non-executive director of our company since November 2024. She is also a member of the audit committee, nomination committee and technical committee of our company. Dr. Hu has over 20 years of experience in the development of therapeutic antibodies, ADCs, and vaccines. Throughout her career, she has demonstrated strong leadership and innovative capabilities, leading various research and development initiatives. Dr. Hu’s expertise spans from early-stage discovery to clinical development and commercialization. She also has a proven track record of successful business development and strategic partnerships, including out-licensing and collaboration. She is currently chief operating officer of D Biotherapeutics, LLC and an owner and principal consultant of Lakebio Consulting, LLC. She was previously executive director and co-chief executive officer of Lepu Biopharma Co., Ltd. from 2020 to 2024. She was also chief executive officer and chairman of the board of Shanghai Miracogen Іnc., a company founded by Dr. Hu, focusing on the research and development, clinical study and industrialization of new drugs for targeted cancer therapy - antibody drug conjugates, from 2014 to 2024. Prior to founding Shanghai Miracogen Іnc., the interests of which she disposed of in 2020, Dr. Hu served as a director of the Bioassay Development and Process Analytics department at Seagen Іnc., director of Molecular Biology and Clinical Іmmunology department of GlaxoSmithKline plc (currently GSK plc) and research scientist and director of molecular biology and clinical іmmunology department of ІD Biomedical Corporation. Dr. Hu holds a bachelor of science degree in biochemistry from Wuhan University and a PhD in molecular biology from Іnstitute of Biophysics, Chinese Academy of Sciences. She was also a postdoctoral fellow of the University of Washington.

Tan Shao Weng, Daniel has been an independent non-executive director of our company since October 2025. He is also a member of our technical committee. Professor Tan has over 20 years of experience in oncology, with his main research interests focusing on thoracic, head and neck malignancies, and drug development. He is the head of the division of clinical trials and epidemiological sciences and a senior consultant in the division of medical oncology at the National Cancer Centre Singapore (“NCCS”). He is also a professor at Duke-NUS Medical School and serves as a senior clinician-scientist at the Genome Institute of Singapore. Professor Tan currently leads the experimental cancer therapeutics unit (ECRU) at the NCCS, one of Asia’s largest phase І units, which runs approximately 30–40 trials at any time. He is also the principal investigator of the cancer therapeutics research laboratory at NCCS focused on developing representative patient-derived preclinical models to study drug response and resistance, complementing his leadership in multiple biomarker-driven early-phase and first-in-human clinical trials. He currently serves as the principal investigator of the National Medical Research Council Lung Cancer Large Collaborative Grant in Singapore (2025-2029 and previously 2019–2023) and chairs the Asian Thoracic Oncology Research Group, a regional platform for translational research and clinical trials. Professor Tan has published extensively, contributing to over 200 peer-reviewed articles including leading journals such as Nature, Nature Medicine, New England Journal of Medicine, and The Lancet Oncology. He has also held leadership roles in global oncology forums, including chair of the International Association for the Study of Lung Cancer (“ІASLC”) education committee and co-chair of the World Conference on Lung Cancer. He currently serves as associate editor for the Journal of Thoracic Oncology, scientific editor for Cancer Discovery and senior editor for Clinical Cancer Research. He is a member of the American Association of Cancer Research (“AACR”), the ASCO, the ESMO, ІASLC and the Singapore Society of Oncology of which he was also a past secretary. Professor Tan holds a bachelor of science degree with first class honors in tumor biology from University College London, University of London, a bachelor of medicine and bachelor of surgery from St Bartholomew’s and the Royal London School of Medicine and Dentistry, as well as a PhD from the National University of Singapore. He is a member of the Royal College of Physicians of the United Kingdom.

Wong Tak Wai has been an independent non-executive director of our company since March 2025. He is also chairman of the audit committee and a member of the remuneration committee of our company. Mr. Wong has over 35 years of extensive experience in accounting, auditing and corporate finance. He has acted in a pivotal role in assisting companies with their stock exchange listings and has been instrumental in completing numerous mergers and acquisitions. After a distinguished career spanning more than three decades, Mr. Wong retired as a partner of PricewaterhouseCoopers in 2017. Mr. Wong is currently a non-executive director of Melbourne Enterprises Limited. He was president and council member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”), chairman of the HKICPA auditing standards committee, and member of various committees of the International Federation of Accountants. He was also a member of the Sustainable Agricultural Development Fund Advisory Committee. Mr. Wong holds a bachelor of commerce from University of Otago, New Zealand and is a fellow of the HKICPA and an associate of the CAANZ.

Senior Management

Lorenso Chiu is our deputy chief financial officer. He works closely with the chief financial officer of our company to oversee the group’s finance function. His responsibilities span financial management, budgeting, business partnering, investor communications, alliance management, and supporting strategic initiatives and capital markets activities. Since joining our company in 2018, he has played a pivotal role in financial planning, major strategic projects, and strengthening investor relations in mainland China. Mr. Chiu began his career at PricewaterhouseCoopers and has more than 25 years of experience in finance and accounting. Mr. Chiu holds a bachelor of business administration in accounting from The Hong Kong University of Science and Technology and is a member of the HKICPA.

Charles George Rupert Nixon has been our group general counsel since 2015 and has worked with our company since 2006. Prior to joining our company, Mr. Nixon was group senior legal counsel for HWL (previously a listed company in Hong Kong and after a restructuring, a subsidiary of CK Hutchison) in both Hong Kong and London from 2006 to 2015 and prior to that senior legal counsel for Three UK (a group company of CK Hutchison), the mobile phone operator, from 2001 to 2006. Mr. Nixon received an LL.B (Hons) from Middlesex University and is a qualified solicitor in England & Wales with over 30 years of experience.

B.	Compensation.

Compensation Summary

Remuneration Committee organization and purpose

The Remuneration Committee comprises three members and is chaired by Dr. Renu Bhatia, independent non-executive director, with the non-executive director and company secretary, Ms. Edith Shih, and independent non-executive director, Mr. Wong Tak Wai, as members. The Remuneration Committee meets towards the end of each year to determine the remuneration package of executive directors and senior management of the group and during the year to consider grants of share options and LTIP awards and other remuneration related matters. Remuneration matters are also considered and approved by way of written resolutions and where warranted, at additional meetings. The Remuneration Committee held three meetings in 2025 with 100% attendance.

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

2025 Goals

In 2025, this strategy delivered significant results to our operations. As described below, a considerable number of company goals were set and achieved in 2025 on our regulatory, clinical development, discovery research, manufacturing, commercial, financial, business development, organizational and sustainability operations. These included:

Regulatory goals. Filed regulatory submissions in China of fruquintinib with sintilimab for RCC, of fanregratinib for IHCC with priority review, and of savolitinib for GC with MET amplification with priority review; and obtained full approval in China of savolitinib in MET exon 14 skipping alteration NSCLC including for treatment-naïve patients (converted from conditional approval), of savolitinib with Tagrisso for EGFR TKI refractory NSCLC and of tazemetostat for FL. Filed regulatory submissions of savolitinib with Tagrisso for EGFR TKI refractory NSCLC in several countries outside China. Also obtained fruquintinib approvals for CRC in over 15 more countries / jurisdictions around the world. Fruquintinib is marketed as Elunate in China and as Fruzaqla which has received approval in 38 countries outside of China to date. adding up to 39 countries in total. INDs were cleared for HMPL-A251 studies in both the U.S. and China.

Clinical goals. Achieved positive registration trials data of savolitinib for GC with MET amplification, of sovleplenib for wAIHA, and of fanregratinib for IHCC; published data of savolitinib with Tagrisso for EGFR TKI refractory NSCLC in the Lancet and presented it at ASCO 2025; presented data of fruquintinib with sintilimab for RCC at ESMO 2025, of surufatinib for PDAC at ESMO Asia 2025, and of HMPL-A251 pre-clinical data at AACR-NCI-ENRTC; completed enrollment in the global (second-line) and China (first-line) registration trials of savolitinib combined with Tagrisso for NSCLC, of fanregratinib for IHCC, of tazemetostat in wild-type FL, and sovleplenib for wAIHA; enrolled first patients in the registration trials of surufatinib China study for PDAC, of confirmatory trials of fanregratinib in IHCC and savolitinib in GC, of ranosidenib exploratory study for glioma, and global Phase I/IIa trial of our first ATTC candidate HMPL-A251 for solid tumors; completed additional stability studies of sovleplenib for ITP; completed portfolio prioritization.

Discovery Research goals. Significant progress in developing the innovative ATTC platform, including initiating global Phase I/IIa trials of HMPL-251, and progressed HMPL-A580 and HMPL-A830 enabling work towards global IND filings. Nominated several new investigational drug candidates.

Manufacturing goals. Streamlined operations across drug substance, drug product and manufacturing and supply chain; developed new Shanghai facility including fully operating to secure both clinical and commercial drug product supply, passing FDA Pre Approval Inspection with zero observations, completing technology transfer for both clinical stage and commercial drug products.

Business development and alliance management goals. Substantially divested interest in the non-core business Shanghai Hutchison Pharmaceuticals for approximately $608 million, retaining a 5% interest; and continued to manage alliances with Takeda on Fruzaqla, AstraZeneca on Orpathys, Eli Lilly on Elunate, Ipsen on Tazverik and Innovent on combination studies with Elunate and sintilimab.

Commercial and financial goals. Reported total oncology product revenue of $214 million, including revenue from Elunate, Sulanda and Tazverik – the three medicines marketed by the HUTCHMED commercial team – of $106 million, and triggered regulatory and R&D services revenue payments from Takeda of $52 million; and in particular, reported net income of $457 million driven by the non-core disposal gain net of tax of $416 million.

Organization. Streamlined our sales force to build a more efficient commercial organization and to enhance productivity. Also certified as a Top Employer in 2025 for a second year, which is based on a comprehensive analysis of the Company’s Human Resources environment, in alignment with the Company’s goals in creating a great place to work.

Sustainability. Achieved 10 of our 11 goals and target by 2025; reduced carbon intensity by over 30% and reducing energy intensity by over 10% reflecting our commitment to environmental improvement; having zero critical findings from safety inspections and audits as part of our commitment to patient outcomes; delivering affordable medicines through Named Patient Programs as part of improving access to healthcare; continued listing of our medicines on the China NRDL as part of improving product affordability; continued gender balance for management, and continued diversification of the board as part of our commitment to talent diversity and inclusiveness; maintained 100% employee training on our Code of Ethics as part of our commitment to ethical practices; trained 100% of employees on sustainability as part of our drive to all-round product quality innovation; and developed a framework. One goal could not be met owing to the restructuring of our commercial organization, so plans have been made to meet the goal with an extended deadline. Conducted a thorough climate risks financial impact assessment focusing on both physical risks – particularly flood risks and heat stress – and transition risks such as policy changes, and developed targeted mitigation measures to address potential damage and business interruptions in response to the risks and opportunities identified. Received 10 prestigious awards from leading industry organizations and strong performance in major ESG ratings, including maintaining A ratings from MSCI and Wind, maintaining A- and a top quartile score in the Hang Seng Corporate Sustainability Index Series, and inclusion in the S&P Global Sustainability Yearbook 2025 as one of the top industry performers. Awards received in 2025 included ESG Leading Enterprise for a third consecutive year and Leading Environmental Initiatives and Leading Social Initiatives from Bloomberg Businessweek; and ranking third in ESG Excellence in Extel’s Asia Executive Team Survey, based on feedback from over 5,400 portfolio managers and analysts.

Remuneration components

The goal of our remuneration programs is to align remuneration delivery with performance, measured both internally against budgets and key operational achievements, and externally through share price. We believe this alignment was achieved in 2025.

In general, our compensation consists of the following components:

●	Base salary, to attract and retain highly skilled talent. This fixed component of pay is to provide financial stability, based on responsibilities, experience, individual contributions and peer company data;
●	Annual cash bonus incentive program, to motivate, promote and reward the achievement of key short-term strategic and business goals of HUTCHMED as well as individual performance. This is a variable component of pay based on annual corporate and individual performance; and
●	Equity incentives, to encourage Executive Directors, senior management and other employees to focus on out-performance and align their interests with shareholders, as well as to promote retention and to reward outstanding company and individual performance. This is in the form of grants of share options and LTIP awards, which are subject to a vesting schedule based on continued service. The value of the LTIP awards depends on items including our share price performance, our net profit and our revenue from the novel oncology or immunology products that are marketed by HUTCHMED, to align employee interests with those of our shareholders over the longer-term.

The Remuneration Committee reviewed and made recommendation to the Board on grant of share awards under the LTIP and share options under the share option scheme to incentivize talent and professional expertise to stay and grow with the Group. See “—Executive Officer Compensation” and “—Equity Compensation Schemes and Other Benefit Plans” for more details on the share awards and share options granted during 2025.

2025 review and recommendations

During the year, the Remuneration Committee reviewed background information on market data (including economic indicators, statistics and the compensation benchmarking), headcount and staff costs. It also reviewed and approved the proposed 2026 directors’ fees for executive directors and made recommendation to the board on the proposed 2026 directors’ fees for independent non-executive directors. Prior to the end of the year, the Remuneration Committee reviewed and approved the 2025 year-end bonus and 2026 remuneration package of Executive Directors and senior management of the Group. No Director or any or his/her associates is involved in deciding his/her own remuneration.

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

Shareholder return comparison

The independent remuneration advisor, Aon also reviewed the total shareholder return comparator group used as a component of the company’s performance based LTIP awards for 2025, using volatility and correlation analysis to evaluate the appropriateness of this peer group. It encouraged the Company to use peer groups of approximately 30 companies. It focused on three primary and four secondary criteria. Primary criteria for peers selection were their industry sector, centering on, commercial companies with innovative specialty biopharmaceutical medicines or drug candidates; their listing location, centering on China or the United States; and those with a three-year stock price that correlated with the Company. Secondary criteria were their therapeutic focus, prioritizing companies with marketed products and development pipelines focused on oncology therapies; their stock price volatility; their market capitalization, excluding micro-cap and large-cap companies; and their share trading history, excluding companies that have not been public for at least three years.

Executive Officer Compensation

Summary Compensation Table

The following table sets forth the non-equity compensation paid or accrued during the year ended December 31, 2025 to our chief executive officer and chief scientific officer, acting chief executive officer and chief financial officer and other executive officers on an aggregate basis.

	Salary			Taxable	Non-taxable	Pension
	and fees		Bonus	benefits	benefits	contributions	Total
Name and Principal Position	($)		($)	($)	($)	($)	($)
Weiguo SU	909,615	(1)	752,179	—	14,543	74,946	1,751,283
CHENG Chig Fung, Johnny	452,692	(2)	658,590	—	12,660	34,066	1,158,008
Other Executive Officers in the Aggregate	657,013		628,205	—	22,788	59,315	1,367,321

(1)	Amount includes director’s fees of $75,000.
(2)	Amount includes director’s fees of $75,000.

Employment Arrangements with our Executive Officers

Employment Agreements with Executive Officers at HUTCHMED Group (HK) Limited

We have entered into employment agreements with each of our executive officers who are directly employed by HUTCHMED Group (HK) Limited, namely Mr. Cheng Chig Fung, Johnny, Mr. Charles George Rupert Nixon and Mr. Lorenso Chiu. Under these employment agreements, our executives receive compensation in the form of salaries, discretionary bonuses, participation in the Hutchison Provident Fund, medical coverage under the CK Hutchison Group Medical Scheme, personal accident insurance and annual leave. None of the employment arrangements provide benefits to our executive officers upon termination. We may terminate employment by giving the executive officers three months’ prior written notice. The executive officer may also voluntarily terminate his/her employment with us upon not less than three months’ prior written notice to us.

Each executive officer has agreed, for the term of employment with us and thereafter, not to disclose or use for his/her own purposes any of our and our associated companies’ confidential information that the executive officer may develop or learn in the course of employment with us. Moreover, each of our executive officers has agreed, for the term of employment with us and for a period of 12 months thereafter, (i) not to undertake or be employed or interested directly or indirectly anywhere in Hong Kong in any activity which is similar to and competitive with our company or associated companies in which the executive officer had been involved in the period of 12 months prior to such termination and (ii) not to solicit for any employees of our company or orders from any person, firm or company which was at any time during the 12 months prior to termination of such employment a customer or supplier of our company or associated companies.

Employment Agreement with Executive Officer at HUTCHMED Limited

We have entered into employment agreements with our executive officer who is employed directly by HUTCHMED Limited, namely Dr. Weiguo Su. Under the employment agreement, we engage the executive officer on an open-ended term. The executive officer receives compensation in the form of salaries, discretionary bonuses, annual leave, statutory maternity leave and nursing leave.

Under the terms of the agreement, we provide labor protection and work conditions that comply with the safety and sanitation requirements stipulated by the relevant PRC laws. The employment agreement prohibits the executive officer from engaging in any conduct and business activities which may compete with the business or interests of HUTCHMED Limited during the term of the executive officer's employment. The executive officer also enjoys the Hutchison Provident Fund retirement scheme, medical coverage and personal accident insurance.

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

Share Options

The following table sets forth information concerning the outstanding equity awards held by our chief executive officer and chief scientific officer, acting chief executive officer and chief financial officer and other executive officers on an aggregate basis as of December 31, 2025.

		Number of	Number of			Number of	Number of
		unexercised shares	unexercised shares			shares issued	options lapsed/	Option
	Date of grant of	which are	which are			upon exercise	cancelled in	Expiration
Name and Principal Position	share options(1)	vested	unvested	Exercise price		in 2025	2025	date
Weiguo SU	Mar 27, 2017	1,000,000	—		£3.105	—	—	Mar 26, 2027
Weiguo SU	Mar 19, 2018	1,000,000	—		£4.974	—	—	Mar 18, 2028
Weiguo SU	Apr 28, 2020	789,700 (=157,940 ADS)	—		$22.090	—	—	Apr 27, 2030
Weiguo SU	Dec 14, 2020	18,960 (=3,792 ADS)	—		$29.000	—	—	Dec 13, 2030
Weiguo SU	Mar 26, 2021	282,400 (=56,480 ADS)	—		$27.940	—	—	Mar 25, 2031
Weiguo SU	Dec 14, 2021	24,930 (=4,986 ADS)	—		$35.210	—	—	Dec 13, 2031
Weiguo SU	May 23, 2022	—	—		$10.750	—	861,220 (= 172,244 ADS)	May 22, 2032
Weiguo SU	Mar 13, 2024	—	1,359,561	HK$	28.350	—	—	Mar 12, 2034
Weiguo SU	Aug 5, 2024	—	1,405,767	HK$	29.200	—	—	Aug 4, 2034
Weiguo SU	Jun 9, 2025	—	1,493,435	HK$	25.500	—	—	Jun 8, 2035
CHENG Chig Fung, Johnny	Apr 28, 2020	401,900 (=80,380 ADS)	—		$22.090	—	—	Apr 27, 2030
CHENG Chig Fung, Johnny	Mar 26, 2021	240,500 (=48,100 ADS)	—		$27.940	—	—	Mar 25, 2031
CHENG Chig Fung, Johnny	May 23, 2022	334,950 (=66,990 ADS)	111,650 (=22,330 ADS)		$10.750	—	—	May 22, 2032
CHENG Chig Fung, Johnny	Jun 5, 2023	30,850 (=6,170 ADS)	30,850 (=6,170 ADS)		$12.510	—	—	Jun 4, 2033
Other Executive Officers in the Aggregate	Dec 11, 2019	400,000	—		£3.592	—	—	Dec 10, 2029
Other Executive Officers in the Aggregate	Apr 28, 2020	377,100 (=75,420 ADS)	—		$22.090	—	—	Apr 27, 2030
Other Executive Officers in the Aggregate	Dec 14, 2020	16,975 (=3,395 ADS)	—		$29.000	—	—	Dec 13, 2030
Other Executive Officers in the Aggregate	Mar 26, 2021	193,700 (=38,740 ADS)	—		$27.940	—	—	Mar 25, 2031
Other Executive Officers in the Aggregate	Dec 14, 2021	20,435 (=4,087 ADS)	—		$35.210	—	—	Dec 13, 2031
Other Executive Officers in the Aggregate	May 23, 2022	61,500 (=12,300 ADS)	55,575 (=11,115 ADS)		$10.750	105,225 (=21,045ADS)	—	May 22, 2032
Other Executive Officers in the Aggregate	Jun 5, 2023	18,800 (=3,760 ADS)	18,800 (=3,760 ADS)		$12.510	—	—	Jun 4, 2033

(1)	The share options granted between April 28, 2020 and June 5, 2023 were in the form of ADSs and the relevant exercise prices were stated in U.S. dollars per ADS. For purposes of this table, these share options are presented in the form of ordinary shares (with the corresponding number of ADSs where appropriate). Each ADS represents five ordinary shares.

Long-Term Incentive Compensation

The following table sets forth information regarding performance based LTIP awards granted to our chief executive officer and chief scientific officer, acting chief executive officer and chief financial officer and other executive officers on an aggregate basis in the year ended December 31, 2025.

Maximum
Aggregate
Value of
Name and Principal Position	LTIP awards(1)(2)
Weiguo SU, Chief Executive Officer and Chief Scientific Officer	$3,442,787
CHENG Chig Fung, Johnny, Acting Chief Executive Officer and Chief Financial Officer	$779,934
Other Executive Officers in the Aggregate	$416,006

(1)	The amounts reflected in the table above represent the maximum aggregate value of all LTIP awards outstanding as of December 31, 2025. The LTIP awards are conditional upon the achievement of annual performance targets for the fiscal year 2025, 2026 and 2027. The amounts reflected in the table above assume the maximum amount that may be paid under these contingent LTIP awards. The LTIP awards will be settled in a variable number of shares based on a fixed monetary amount awarded upon achievement of performance targets. An independent third-party trustee who administers the LTIP will purchase shares of our company on applicable stock exchanges which will be used to settle the LTIP awards. See “–Outstanding Awards and Grants of Awards” for more details.
(2)	Vesting will occur in 2028, three weeks after the date of completion of the purchase of shares for the awards relating to the Financial Year 2027.

Director Compensation

The following table sets forth a summary of the compensation we paid to our directors other than Dr. Weiguo Su and Mr. Cheng Chig Fung, Johnny during 2025.

			Maximum Value of Non-
	Fees Earned or		Performance Based LTIP
Name of Director	Paid in Cash		Awards Granted
Dan ELDAR	$130,000		—
Edith SHIH	—	(1)	—
Ling YANG	—		—
MOK Shu Kam, Tony	$112,788		—
Paul Rutherford CARTER	$76,878	(2)	—
Renu BHATIA	$105,160		—
Chaohong HU	$98,966		—
Graeme Allan JACK	$69,711	(3)	—
TAN Shao Weng, Daniel	$17,951		—
WONG Tak Wai	$83,063		—

(1)	Director’s fees received from our subsidiaries during the period Ms. Shih served as director that were paid to a subsidiary of CK Hutchison are not included.
(2)	Mr. Carter retired as a director on May 13, 2025.
(3)	Mr. Jack retired as a director on May 13, 2025.

Equity Compensation Schemes and Other Benefit Plans

In April 2015, our shareholders adopted an option scheme (“2015 Option Scheme”), which was later approved by the shareholders of CK Hutchison, the ultimate parent of our then majority shareholder, in May 2016. The 2015 Option Scheme was subsequently amended in April 2020 and shall be valid until May 12, 2026.

We also have a long-term incentive scheme which was adopted by our shareholders in April 2015. We refer to this as our 2015 LTIP. The term of the 2015 LTIP expired on April 24, 2025 and no further awards under the 2015 LTIP can be granted. In March 2025, our board of directors approved the adoption of another ten-year LTIP scheme to be effective from April 24, 2025 (“2025 LTIP”).

The 2015 Option Scheme and LTIPs each terminates on the tenth anniversary of their adoption. Each may also be terminated by its board of directors at any time. Any termination of a scheme is without prejudice to the awards outstanding at such time.

The following describes the material terms of our 2015 Option Scheme and LTIPs (collectively, the “Schemes”).

Awards and Eligible Grantees. The 2015 Option Scheme provides for the award of share options exercisable for ordinary shares or ADSs of our company to Eligible Employees (as defined in the 2015 Option Scheme) or non-executive directors (excluding any independent non-executive directors under the 2015 Option Scheme).

Under our LTIPs, awards in the form of contingent rights to receive either shares purchased from the market by the scheme trustee or cash payments may be granted to the directors of our company, directors of our subsidiaries and employees of our company, subsidiaries, affiliates or such other companies as determined by our board of directors in its absolute discretion.

Scheme Administration. Our board of directors has delegated its authority for administering our 2015 Option Scheme and our LTIPs to our remuneration committee. Each such plan administrator has the authority to, among other things, select participants and determine the amount and terms and conditions of the awards under the applicable Schemes as it deems necessary and proper, subject to the restrictions described in “—Restrictions on Grants” below.

Restrictions on Grants. Under the 2015 Option Scheme, grants may not be made to independent non-executive directors. Furthermore, those grants may not be made to any of our employees or directors if such person is also a director, chief executive or substantial shareholder of any of our direct or indirect parent companies which is listed on a stock exchange or any of its associates without approval by the independent non-executive directors of such parent company (excluding any independent non-executive director who is a proposed grantee). In addition, approval by our shareholders and the shareholders of such listed parent company is required if an option grant under our 2015 Option Scheme is to be made to a substantial shareholder or independent non-executive director of a listed parent company or any of its associates and, upon exercise of such grant and any other grants made during the prior 12-month period to that shareholder, that individual would receive an amount of our ordinary shares equal or greater than 0.1% of our total outstanding shares or with an aggregate value in excess of HK$5 million (equivalent to $0.6 million as of December 31, 2025).

In addition, options under our 2015 Option Scheme may not be granted to any individual if, upon the exercise of such options, the individual would receive an amount of shares when aggregated with all other options granted to such individual under the applicable Scheme in the 12-month period up to and including the grant date, that exceeds 1% of the total shares outstanding of the company granting the award on such date. There are no individual limits under our LTIPs.

Under our LTIPs, no grant to any director, chief executive or substantial shareholder of our company may be made without the prior approval of our independent non-executive directors (excluding an independent non-executive director who is a proposed grantee).

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

Under our LTIPs, if a participant’s employment or service with our company or its subsidiaries is terminated for cause or if the participant breaches certain provisions in our LTIPs restricting the transfer of awards by grantees and imposing non-competition obligations on grantees, all unvested awards are automatically cancelled. Where a participant’s employment or service ceases for any reason other than the reasons listed above (including due to the participant’s resignation, retirement, death or disability or upon the non-renewal of such participant’s employment or service agreement other than for cause), our board of directors may determine at its discretion whether unvested awards shall be deemed vested.

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

Under our LTIPs, in the event of a general offer for all the shares of our company, whether by way of takeover or scheme of arrangement, or if our company is to be voluntarily wound up, our board of directors shall determine in its discretion whether outstanding unvested awards will vest and the period within which such awards will vest.

Amendment. Our 2015 Option Scheme requires that amendments of a material nature only be made with the approval of our shareholders.

Our board of directors may alter the terms of our LTIPs, but amendments which are of a material nature cannot take effect without shareholders’ approval, unless the changes take effect automatically under the terms of our LTIPs.

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

Following the 2015 Option Scheme refresh discussed above, subject to certain adjustments for share splits, share consolidations and other changes in capitalization, the maximum number of shares that may be issued upon exercise of all options granted may not in the aggregate exceed 5% of our shares outstanding on April 27, 2020. Share awards under our LTIPs may not exceed 5% of our shares outstanding on the adoption date of our LTIPs.

Outstanding Awards and Grants of Awards

Share options outstanding and grants made in 2025 under the 2015 Option Scheme

As of December 31, 2025, options to purchase an aggregate of 25,674,233 ordinary shares, representing approximately 2.9% of our outstanding share capital, at a weighted average exercise price of $4.59 per ordinary share and an expiration date of 10 years from the respective date of grant remained outstanding under the 2015 Option Scheme. In the year ended December 31, 2025, we granted options to purchase an aggregate of 1,493,435 ordinary shares, representing approximately 0.2% of our outstanding share capital, at an exercise price of $3.27 per ordinary share under the 2015 Option Scheme. For the share options granted to Dr. Weiguo Su in 2025, the exercise of the share options is conditional upon the fulfilment of certain performance targets relating to the Group over the financial year of 2025 to 2027. Vesting will occur two business days after the date of announcement of our annual results for the financial years ending December 31, 2027.

Grants and vesting of LTIPs

In the year ended December 31, 2025, we granted performance-based awards under our LTIP to two of our executive directors and 132 employees, giving them a conditional right to receive ordinary shares to be purchased by the third-party trustee up to an aggregate maximum cash amount of $19,967,367. These awards are related to the achievement of performance targets and will vest in 2028, three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2027. For additional information on LTIP awards held by our executive officers, please see “B. Compensation – Executive Officer Compensation – Long-Term Incentive Compensation.” For additional information on LTIP awards to our directors, please see “B. Compensation – Director Compensation.”

Vesting of our LTIP awards will also depend upon the award holder’s continued employment or continued service on our board, as the case may be.

In the year ended December 31, 2025, an aggregate of 774,557 ADSs were given to award holders upon the vesting of performance based LTIP awards, 77,077 ordinary shares and 36,859 ADSs were given to award holders upon the vesting of non-performance based LTIP awards.

C.	Board Practices.

Our board of directors consists of ten directors including two executive directors, three non-executive directors and five independent non-executive directors. Pursuant to a relationship agreement dated April 21, 2006, and amended and restated on June 13, 2019, by and between our company and Hutchison Whampoa (China) Limited, a parent company of Hutchison Healthcare Holdings Limited, or the Relationship Agreement, our board of directors must consist of at least one director who is independent of the CK Hutchison group if Hutchison Whampoa (China) Limited is entitled to cast at least 50% votes eligible to be cast on a poll vote at a general meeting of our company. The Relationship Agreement will continue in effect until our ordinary shares cease to be traded on the AIM market or the CK Hutchison group individually or collectively ceases to hold at least 30% of our shares.

Under the Articles of Association, our directors are subject to retirement at an annual general meeting at least once every three years and hold office until such time as they wish to retire and not offer themselves up for re-election, are not re-elected by the shareholders, or are removed from office by ordinary resolution at a general meeting of the shareholders. Although following UK practice our directors offer themselves for re-election every year at the annual general meeting, under our Articles of Association, a director will be vacated if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; or (ii) becomes of unsound mind. For information regarding the period during which our officers and directors have served in their respective positions, please see Item 6.A. “Directors and Senior Management.”

Board Committees

Our board of directors has established an audit committee, nomination committee, remuneration committee, sustainability committee and technical committee.

Audit Committee

Our audit committee consists of Mr. Wong Tak Wai, Dr. Renu Bhatia and Dr. Chaohong Hu, with Mr. Wong Tak Wai serving as chairman of the committee. Each member of the audit committee meets the independence requirements under the rules of the Nasdaq Stock Market and under Rule 10A-3 under the Exchange Act. We have determined that Mr. Wong Tak Wai is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market.

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

In relation to our internal controls and risk management systems, our audit committee, among other things:

●	reviews the effectiveness of our internal control and risk management systems at least annually and to be confirmed by management, and the scope of the review should cover all material controls;
●	reviews the policies and procedures for the identification, assessment and reporting of financial and non-financial risks and our management of those risks in accordance with the requirements of the Sarbanes-Oxley Act and other applicable laws, rules and regulations and the applicable requirements of any stock exchange;
●	approves the appointment and removal of the head of the internal audit function;

●	ensures our management has performed its duty for the purposes of dealing with identified risks (including cyber risks), safeguarding assets, preventing and detecting fraud, misconduct and loss;
●	ensures our internal audit function has adequate standing and resources and is free from management or other restrictions;
●	reviews and monitors our executive management’s responsiveness to the findings and recommendations of the internal audit function; and
●	reviews with management and our independent auditors the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures.

In relation to our external auditor, our audit committee, among other things:

●	recommends the appointment, reappointment or removal of the external auditor and considers any issues relating to their resignation, dismissal, remuneration or terms of engagement, subject to approval by the shareholders;
●	considers and monitors the external auditor’s independence, objectivity and effectiveness;
●	reviews and monitors the effectiveness of the audit process, considering relevant ethical or professional requirements;
●	develops and implements policy on the engagement of the external auditor to provide non-audit services, taking into any relevant ethical guidance; and
●	discusses with the external auditors and pre-approves the annual audit fees and the nature and scope of proposed audit coverage, subject to approval by our shareholders.

The audit committee is authorized to obtain, at our company’s expense, reasonable outside legal or other professional advice on any matters within the scope of its responsibilities.

Nomination Committee

Our nomination committee consists of Professor Mok Shu Kam, Tony, Dr. Dan Eldar, and Dr. Chaohong Hu, with Professor Mok Shu Kam, Tony serving as chairman of the committee. Our nomination committee reviews the structure, size, composition (including the skills, knowledge, experience and diversity profile) of the board at least annually, assists the board in maintaining a board skill matrix, and makes recommendations on the composition of the board to complement the board to achieve our corporate strategy as well as promote shareholder value. It facilitates the board in the conduct of the selection and nomination of directors, makes recommendations to the board on the appointment or reappointment of directors and succession planning for directors. It also assesses director independence having regard to the criteria under the applicable corporate governance code, SEC or stock exchange rules, together with their time commitment and contribution to the board as well as supports regular evaluation of board performance.

Remuneration Committee

Our remuneration committee consists of Dr. Renu Bhatia, Mr. Wong Tak Wai and Ms. Edith Shih, with Dr. Renu Bhatia serving as chairman of the committee. The remuneration committee is responsible for considering all material elements of remuneration policy and remuneration and incentives of our executive directors and key employees with reference to independent remuneration research and professional advice. The remuneration committee meets formally at least once each year and otherwise as required and make recommendations to our board of directors on the framework for executive remuneration and on proposals for the granting of share options and other equity incentives. Our board of directors is responsible for implementing these recommendations and agreeing the remuneration packages of individual directors. No director is permitted to participate in discussions or decisions concerning his or her own remuneration.

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

Technical Committee

Our technical committee consists of Professor Mok Shu Kam, Tony, Dr. Renu Bhatia, Dr. Chaohong Hu, Dr. Dan Eldar, Dr. Weiguo Su, and Professor Tan Shao Weng, Daniel, with Professor Mok Shu Kam, Tony serving as chairman of the committee. The technical committee’s responsibility is to consider, from time to time, matters relating to the technical aspects of the research and development activities of our Oncology/Immunology operations. It invites such executives as it deems appropriate to participate in meetings from time to time.

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

Whistleblowing Policy

Our board of directors has adopted procedures for the confidential receipt, retention, and treatment of complaints from, or concerns raised by, employees regarding accounting, internal accounting controls and auditing matters as well as illegal or unethical matters. The whistleblowing policy is reviewed by the audit committee from time to time as warranted to ensure their continuing compliance with applicable laws and listing standards as well as their effectiveness.

Policy on Personal Information Governance

Our board of directors has adopted a policy on personal information governance which sets out our governance framework for the safeguard of personal information of employees, customers and other relevant personal information subjects. The senior management of each group company is accountable for the effective implementation of this policy.

Information Security Policy

Our board of directors has adopted an information security policy to define and help communicate the common policies for information confidentiality, integrity and availability to be applied to us and our joint venture. The purpose of the information security policy is to ensure business continuity by preventing and minimizing the impact of security risks within our company and our joint venture. Our information security policy applies to all of our and our joint ventures’ business entities across all countries. It applies to the creation, communication, storage, transmission and destruction of all different types of information. It applies to all forms of information, including but not limited to electronic copies, hardcopy, and verbal disclosures whether in person, over the telephone, or by other means.

Code on Dealings in Shares

Our board of directors has adopted a policy on the handling of material inside information, consisting of information which is either “inside information” under the E.U. Market Abuse Regulation (Regulation (E.U.) 596/2014) (“MAR”), or “material non-public information” under U.S. law. This policy, among other things, prohibits any employees, directors, other persons discharging managerial responsibilities or their connected persons dealing in our securities or their derivatives, or those of our collaborators, business partners, suppliers and customers, while in possession of material inside information. Certain members of our senior management or staff, including persons discharging managerial responsibilities, and their connected persons are subject to additional compliance requirements which are outlined in the code (including but not limited to obtaining written pre-clearance from designated members of management prior to any dealing in any such securities is allowed).

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

Workforce Diversity Policy

Our group is committed to fostering a diverse and inclusive workplace culture that values individual differences – including race, ethnicity, gender, creed, religion, age, disability, sexual orientation, cultural background, experience, skills and views – and empowers employees to contribute their unique perspectives. The workforce diversity policy outlines the approach of our group to promoting diversity across all facets of employment, including recruitment, training, compensation, and career advancement. It affirms the adherence of our group to non-discriminatory practices and our dedication to creating a respectful and collaborative environment free from discrimination and harassment.

D.	Employees.

As of December 31, 2023, 2024 and 2025, we had 1,988, 1,811 and 1,796 full-time employees, respectively. None of our employees are represented by labor unions or covered by collective bargaining agreements. The number of employees by function as of the end of the period for our fiscal years ended December 31, 2023, 2024 and 2025 was as follows:

	2025	2024	2023
By Function:
Oncology/Immunology - Research and Development	868	893	903
Oncology/Immunology - Commercial	779	771	927
Corporate Head Office and Other	149	147	158
Total	1,796	1,811	1,988

As of December 31, 2025, a total of 109 employees on our Oncology/Immunology research and development team have M.D. or Ph.D. degrees. To date, we have not experienced any strikes, labor disputes or industrial actions which had or would have a material effect on our business, and consider our relations with the union and employees to be good.

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

We had 872,327,620 ordinary shares outstanding as of February 13, 2026. The following table and accompanying footnotes set forth information relating to the beneficial ownership of our ordinary shares as of February 13, 2026 by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
●	each of our directors; and
●	each of our named executive officers.

Our major shareholders do not have voting rights that are different from our shareholders in general. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 13, 2026, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Number of
	Number of	American
	Ordinary	Depositary	Percent of Issued
Name of beneficial owner	Share held	Share held	Share Capital**
Executive Officers and Directors:
Weiguo SU	*	*	*
CHENG Chig Fung, Johnny	*	*	*
Dan ELDAR	*	*	*
Edith SHIH	*	*	*
MOK Shu Kam, Tony	*	*	*
Renu BHATIA	*	*	*
Lorenso CHIU	*	*	*
Charles George Rupert NIXON	*	*	*
All Executive Officers and Directors as a Group	8,351,800	1,060,207	1.6%
Principal Shareholder:
Hutchison Healthcare Holdings Limited(1)	332,478,770	—	38.1%

*	Less than 1% of our total outstanding ordinary shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 872,327,620 ordinary shares outstanding as of February 13, 2026, and (ii) the number of ordinary shares or ADSs underlying share options held by such person or group that are exercisable within 60 days of February 13, 2026.

(1)	Hutchison Healthcare Holdings Limited, a British Virgin Islands company, is an indirect wholly owned subsidiary of CK Hutchison, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange. The registered address of Hutchison Healthcare Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

As of February 13, 2026, based on public filings with the SEC, AIM and SEHK, there are no other major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares except as described above. As of February 13, 2026, there were three ordinary shareholders of record with an address in the United States. Deutsche Bank Trust Company America, as depositary of our ADS program, held 41,425,860 ordinary shares as of that date in the name of DB London (Investors Services) Nominees Limited.

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

Relationship with CK Hutchison

Relationship Agreement with the CK Hutchison group

We entered into a relationship agreement dated April 21, 2006, which was amended and restated on June 13, 2019 with effect from June 3, 2015, with Hutchison Whampoa (China) Limited, which is an indirect wholly owned subsidiary of CK Hutchison, with a view to ensuring that our company is capable of carrying on its business independent of the CK Hutchison group. We refer to this agreement as the Relationship Agreement. The Relationship Agreement provides, among other things, that all transactions between any of us, on the one hand, and the CK Hutchison group, on the other, will be on an arm’s length basis, on normal commercial terms and in a manner consistent with the AIM Rules. The Relationship Agreement further provides that the approval of our board of directors shall be required for any transaction between any of us, on one hand, and the CK Hutchison group, on the other hand and that in approving any such transaction, our board of directors must consist of at least one director who is independent of CK Hutchison. Our board of directors must consist of at least one director who is independent of the CK Hutchison group if Hutchison Whampoa (China) Limited is entitled to cast at least 50% votes eligible to be cast on a poll vote at a general meeting of our company, see Item 6.C. “Directors, Senior Management and Employees—Board Practices.” Hutchison Whampoa (China) Limited has also agreed to procure that each member of the Hutchison Whampoa (China) Limited group will not exercise its voting rights and powers so as to amend our Memorandum or Articles of Association in a manner which is inconsistent with the Relationship Agreement. The Relationship Agreement will continue to be effective until the first to occur of: (i) our shares ceasing to be traded on the AIM market or; (ii) the CK Hutchison group individually or collectively cease to hold or control the exercise of at least 30% or more of the rights to vote at our general meetings.

See Item 3.D. “Risk Factors—Risks Relating to Our Dependence on Third Parties—There is no assurance that the benefits currently enjoyed by virtue of our association with CK Hutchison will continue to be available” for more information on the risks associated with our relationship with CK Hutchison’s group companies.

Intellectual property licensed by the CK Hutchison group

We conduct our business using trademarks with various forms of “HUTCHMED”, “Elunate” and “Sulanda” brands, the logos used by HUTCHMED Limited, as well as domain names incorporating some or all of these trademarks. We have entered into a brand license agreement dated April 21, 2006 (as amended and restated on June 13, 2019 with effect from June 3, 2015 and as further amended and restated on June 15, 2021 with effect from March 4, 2021) with Hutchison Whampoa Enterprises Limited, which is an indirect wholly owned subsidiary of CK Hutchison, pursuant to which we have been granted a non-exclusive, non-transferrable, royalty-free right to use “HUTCHMED” trademarks, domain names and other intellectual property rights owned by the CK Hutchison group in connection with the operation of our business worldwide. We refer to this amended and restated agreement as the Brand License Agreement. We are also permitted to sub-license such intellectual property rights to our affiliates.

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

Any amount unpaid after 30 days accrues interest at the rate of 1.5% per annum. In the year ended December 31, 2025, we paid a management fee of approximately $1.1 million under the Services Agreement. As of December 31, 2025, we had $0.3 million in unpaid fees outstanding to Hutchison Whampoa (China) Limited.

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

In addition, the payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. These restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Taxation in the PRC

PRC Enterprise Income Tax

Under the EIT Law, which was promulgated on March 16, 2007 and subsequently amended on February 24, 2017 and December 29, 2018, and its implementation rules which became effective on January 1, 2008 and subsequently amended on April 23, 2019 and December 6, 2024, the standard tax rate of 25% applies to all enterprises (including FIEs) with exceptions in special situations if relevant criteria are met and subject to the approval of the PRC tax authorities.

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

Except for our PRC subsidiaries incorporated in China, we believe that none of our entities incorporated outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

According to the EIT Law and its implementation rules, dividends declared after January 1, 2008 and paid by PRC FIEs to their non-PRC parent companies will be subject to PRC withholding tax at 10% unless there is a tax treaty between the PRC and the jurisdiction in which the overseas parent company is a tax resident and which specifically exempts or reduces such withholding tax, and such tax exemption or reduction is approved by the relevant PRC tax authorities. Pursuant to the Arrangement, if the non-PRC immediate holding company is a Hong Kong tax resident and directly holds a 25% or more equity interest in the PRC enterprise and is considered to be the beneficial owner of dividends paid by the PRC enterprise, such withholding tax rate may be lowered to 5%, subject to approval by the relevant PRC tax authorities in accordance with relevant tax regulations upon the assessment of beneficial ownership.

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

U.S. Taxation

Corporate Tax

Our subsidiaries in the United States, HUTCHMED International Corporation and HUTCHMED U.S. Corporation, are subject to a federal corporate tax of 21%.

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

This summary does not purport to consider all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances, including the possible effect of the special tax accounting rules under Section 451 of the Code, or any minimum or Medicare contribution tax consequences. In addition, it does not address aspects of U.S. federal income taxation that may be applicable to U.S. Holders subject to special rules, including:

●	banks or other financial institutions;
●	insurance companies;
●	real estate investment trusts;
●	regulated investment companies;
●	grantor trusts;
●	tax-exempt organizations, “individual retirement accounts or “Roth IRAs”;
●	partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) or S corporations holding our ordinary shares or ADSs, and their partners or shareholders;
●	dealers or electing traders in securities that use a mark-to-market method of tax accounting;
●	persons whose functional currency is not the U.S. dollar;
●	persons that acquired ordinary shares or ADSs as compensation;
●	persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States;
●	persons holding our ordinary shares or ADSs as part of a straddle, integrated or similar transaction for U.S. federal income tax purposes; or

●	direct, indirect or constructive owners of 10% or more of our equity (by vote or value).

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

Taxation of Dividends

U.S. Holders should review the discussion under “—Passive Foreign Investment Company Considerations” below. The following is subject to such discussion.

As described in Item 8. “Financial Information—A.8 Dividend Policy” above, we do not currently anticipate paying any distributions on our ordinary shares or ADSs in the foreseeable future. However, to the extent there are any distributions made with respect to our ordinary shares or ADSs, the gross amount of any such distribution (including withheld taxes, if any) made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs, as applicable, and thereafter as capital gain. However, because we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles, U.S. Holders should expect that distributions paid with respect to our ordinary shares or ADSs will be reported as dividends. Dividends paid to corporate U.S. Holders will not qualify for a dividends received deduction.

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

For purposes of the foreign tax credit rules, dividends will be treated as foreign-source income. As described in “—Taxation in the PRC” above, if we are deemed to be a “resident enterprise” under PRC tax law, U.S. Holders may be subject to PRC withholding taxes on dividends paid by us. In that case, subject to certain conditions and limitations and the discussion below regarding the impact of certain Treasury regulations, such PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the U.S.-PRC Tax Treaty for U.S. Holders eligible for the benefits of the U.S.-PRC Tax Treaty) generally will be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The U.S. foreign tax credit rules are complex. For example, under Treasury regulations, in the absence of an election to apply the benefits of an applicable income tax treaty, in order to be creditable, non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. The IRS released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). A U.S. Holder that is not entitled, or does not elect, to claim a foreign tax credit for PRC tax withheld may instead be eligible to claim a deduction in respect of such withholding, but only for a taxable year in which such U.S. Holder elects to do so for all creditable foreign income taxes and subject to other applicable limitations. U.S. Holders should consult their tax advisors regarding the foreign tax credit and deduction rules in light of their particular circumstances.

Taxation of Capital Gains

U.S. Holders should review the discussion under “—Passive Foreign Investment Company Considerations” below. The following is subject to such discussion.

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

As described in “—Taxation in the PRC” above, if we are deemed to be a “resident enterprise” under PRC tax law, any gain on the sale of ordinary shares or ADSs may be subject to PRC taxes. Under the Code, capital gains of U.S. persons generally are treated as U.S.-source income. However, if a U.S. Holder is eligible for the benefits of the U.S.-PRC Tax Treaty, the U.S. Holder may be able to elect to treat such disposition gain as PRC-source gain under the U.S.-PRC Tax Treaty for U.S. foreign tax credit purposes and claim a foreign tax credit in respect of PRC taxes on such gains. A U.S. Holder will be eligible for U.S.-PRC Tax Treaty benefits if (for the purposes of the treaty) such holder is a resident of the United States and satisfies the “limitations of benefits” requirements specified in the U.S.-PRC Tax Treaty. Because the determination of treaty benefit eligibility is fact-intensive and depends upon a U.S. Holder’s particular circumstances, U.S. Holders should consult their tax advisors regarding their eligibility for the U.S.-PRC Tax Treaty benefits. Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ordinary shares or ADSs if a U.S. Holder is not eligible for, or does not elect to apply the benefits of, the U.S.-PRC Tax Treaty. As discussed above under “—Taxation of Dividends,” the IRS released notices that provide relief from certain of these Treasury regulations’ provisions (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit a U.S. Holder from claiming (or limit the ability to claim) a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude a U.S. Holder from claiming a foreign tax credit. If PRC taxes (if any) on disposition gains are not creditable, they may be deductible or reduce the amount realized on the disposition. An election to deduct creditable non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the taxable year. The rules governing foreign tax credits and the deductibility of non-U.S. taxes are complex. U.S. Holders are also encouraged to consult their tax advisors regarding the tax consequences in the event PRC tax is imposed on a disposition of ordinary shares or ADSs, including the U.S.-PRC Tax Treaty’s resourcing rule, any reporting requirements with respect to a treaty-based return position and the creditability or deductibility of any non-U.S. tax on disposition gains in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Considerations

Status as a PFIC. The rules governing PFICs can result in adverse U.S. federal income tax consequences to U.S. Holders. We generally will be a PFIC for U.S. federal income tax purposes if, for any taxable year, either: (1) 75% or more of our gross income consists of certain types of passive income, or (2) 50% or more of the average value of our assets (generally determined on a quarterly basis) consists of our assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties treated under the PFIC rules as derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, the non-U.S. corporation is treated for the purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. Ownership stakes of less-than-25% (by value) in other corporations are treated as passive assets. Cash and cash equivalents are generally treated as passive assets. Goodwill is generally treated as active assets to the extent associated with activities that generate non-passive income.

Based on the composition of our income and assets and the estimated average fair market value of our assets (including unbooked goodwill), which estimate is based in large part on the market value of our ADSs and ordinary shares, we believe that we were not a PFIC for our 2025 taxable year. However, there can be no assurances that the U.S. Internal Revenue Service will not challenge this position because there are uncertainties as to how to apply the PFIC rules (for example, with respect to the proper classification of certain items of our income and assets for purposes of the PFIC rules). Furthermore, because we hold a substantial amount of cash and financial investments, whether we will be a PFIC for 2026 or other future taxable years is uncertain. Our annual PFIC status is a factual annual determination that can be made only after the end of the relevant taxable year and depends on particular facts and circumstances including, among other things, the composition of our income and the annual average value of our assets that may be determined, in large part, by reference to our market capitalization, which has been, and may continue to be, volatile. Accordingly, there is a risk we will be a PFIC for our 2026 taxable year, and possibly other taxable years, if the value of our assets (including unbooked goodwill) is determined by reference to our market capitalization and (i) the amount of cash and financial investments we hold remains substantial and/or (ii) our average market capitalization fluctuates or decreases. Furthermore, the proportionate value of our passive assets may increase over time if the value of our ownership stake in any other company in which we own less than 25% (by value) increases. In light of the foregoing, no assurance can be provided that we were not, or will not be, a PFIC for any taxable year.

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

Under these rules (a) any gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we became a PFIC will be taxed as ordinary income and (c) the amount allocated to each other taxable year during the U.S. Holder’s holding period (i) will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayer for that year and (ii) will be subject to an interest charge at a statutory rate with respect to the resulting tax attributable to each such other taxable year. In addition, a non-corporate U.S. Holder of ADSs will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC (or are treated as a PFIC with respect to the U.S. Holder) in the taxable year in which such dividends are paid or in the preceding taxable year.

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

If we are a PFIC for any taxable year, a U.S. Holder will be treated as owning a proportionate amount (by value) of stock or shares owned by us in any direct or indirect subsidiaries that are also PFICs (any such entity, a “Lower-tier PFIC”) and will be subject to similar adverse rules with respect to any distributions we receive from, and dispositions we make of, the stock or shares of such subsidiaries, in each case as if the U.S. Holder owned its proportionate share of the Lower-tier PFIC directly, even though the U.S. Holder will not receive the proceeds of those distributions or dispositions. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

There is no law, regulation or administrative guidance that provides for a right to make a mark-to-market election for equity interests in any Lower-tier PFIC. As a result, even if a U.S. Holder makes a mark-to-market election with respect to our ordinary shares or ADSs, such U.S. Holder could nevertheless be subject to the PFIC rules described under “—U.S. federal income tax treatment of a shareholder of a PFIC generally” with respect to such U.S. Holder’s indirect interest in any Lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the availability of, and the procedure for, and the effect of making, a mark-to-market election, and whether making the election would be advisable, including in light of their particular circumstances.

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

We intend to submit annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

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

Interest Rate Risk

We have no significant interest-bearing assets except for bank deposits. Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk. We have not used any interest rate swaps to hedge our exposure to interest rate risk. We have performed sensitivity analysis for the effects on our results for the year from changes in interest rates on floating rate borrowings. The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant. According to the analysis, the impact on our results of a 1.0% interest rate shift would be a maximum increase/decrease of $0.9 million for the year ended December 31, 2025.

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

Ordinary Shares and Conversions

Our ordinary shares are admitted to trading on AIM and trade on the SEHK. Dealings in our ordinary shares on the AIM and SEHK are conducted in pound sterling and H.K. dollars, respectively.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D.Material Modifications to the Rights of Security Holders; Assets Securing Securities; Trustees; Paying Agents.

None.

E.	Use of Proceeds.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures.

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure. Based on such evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

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

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

C.	Attestation Report of the Independent Registered Public Accounting Firm.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP (“PricewaterhouseCoopers Zhong Tian”), has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears in this annual report.

D.	Changes in Internal Control over Financial Reporting.

There were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2025 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Our audit committee consists of Mr. Wong Tak Wai, Dr. Renu Bhatia and Dr. Chaohong Hu, with Mr. Wong Tak Wai serving as chairman of the committee. Each member of the audit committee meets the independence requirements under the rules of the Nasdaq Stock Market and under Rule 10A-3 under the Exchange Act. We have determined that Mr. Wong Tak Wai is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. For information relating to qualifications and experience of each audit committee member, see Item 6. “Directors, Senior Management and Employees.”

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics applicable to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC. Our code of ethics is available on our website at https://www.hutch-med.com/wp-content/uploads/2023/03/Code-of-Ethics_v230101.pdf. Information contained on, or that can be accessed through, our website is not incorporated by reference into this annual report. See Item 6.C. “Board Practices—Code of Ethics” for more information.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for certain services rendered to our company, including some of our subsidiaries, during 2025 and 2024.

	Year ended
	December 31,
	2025	2024

	$’000
Audit fees(1)	2,096	2,431
Tax fees(2)	60	109
Total(3)	2,156	2,540
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual financial statements, review of our interim financial statements, filing of our Form F-3, and regulatory filings related to the disposal transaction of Shanghai Hutchison Pharmaceuticals.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for tax compliance and tax advice.
(3)	The fees disclosed are exclusive of out-of-pocket expenses and taxes, which totaled approximately $81,000 and $70,000 in 2024 and 2025, respectively.

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

Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the audit committee of the board of directors. The audit committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit committee also reports material cybersecurity risks to our full board of directors.

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of an IT Working Group established by the audit committee consisting currently of Dr. Dan Eldar, Non-executive Director and Chairman, Dr. Renu Bhatia, Independent Non-executive Director, Mr. James Lai, Head of Corporate Internal Audit for CKHH, and Mr. CHENG Chig Fung, Johnny, Acting Chief Executive Officer, Chief Financial Officer and Executive Director, who receive reports from our cybersecurity team led by the Head of IT and Security and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents.

Our Head of IT and Security and dedicated IT personnel are experienced information systems security professionals and information security managers with more than 15 years of relevant experience. The IT Working Group regularly updates the audit committee on our cybersecurity programs, material cybersecurity risks and mitigation strategies and provides cybersecurity reports quarterly that cover, among other topics, third-party assessments of our cybersecurity programs, developments in cybersecurity and updates to our cybersecurity programs and mitigation strategies.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors – We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively” in this annual report.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the consolidated financial statements of our non-consolidated equity investee, Shanghai Hutchison Pharmaceuticals, are included at the end of this annual report.

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

2.4	Description of Ordinary Shares (incorporated by reference to Exhibit 2.4 to our annual report on Form 20-F filed with the SEC on February 28, 2023)
2.5	Description of American Depositary Shares (incorporated by reference to Exhibit 2.5 to our annual report on Form 20-F/A filed with the SEC on April 29, 2020)
4.1

Amended and Restated License and Collaboration Agreement by and between HUTCHMED Limited (formerly known as Hutchison MediPharma Limited) and AstraZeneca AB (publ) dated as of December 7, 2020 (incorporated by reference to Exhibit 4.1 to our annual report on Form 20-F filed with the SEC on March 4, 2021)

4.2+

Amendment to the Amended and Restated License and Collaboration Agreement by and between HUTCHMED Limited and AstraZeneca AB (publ) dated as of November 29, 2021 (incorporated by reference to Exhibit 4.2 to our annual report on Form 20-F filed with the SEC on March 3, 2022)

4.3

Amended and Restated Exclusive License and Collaboration Agreement by and HUTCHMED Limited, Eli Lilly Trading (Shanghai) Company Limited and HUTCHMED (China) Limited dated as of October 8, 2013 (incorporated by reference to Exhibit 4.2 to our annual report on Form 20-F/A filed with the SEC on May 30, 2019)

4.4

First Amendment to the Amended and Restated Exclusive License and Collaboration Agreement by and among Lilly (Shanghai) Management Company Limited, HUTCHMED Limited and HUTCHMED (China) Limited dated as of December 18, 2018 (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F filed with the SEC on March 11, 2019)

4.5

Form of Executive Employment Agreement for HUTCHMED Group (HK) Limited executive officers (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.6

English translation of Form of Executive Employment Agreement for HUTCHMED Limited executive officers (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.7

Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-207447) filed with the SEC on October 16, 2015)

4.8

Second Amendment to the Amended and Restated Exclusive License and Collaboration Agreement by and among Lilly (Shanghai) Management Company Limited, HUTCHMED Limited and HUTCHMED (China) Limited dated as of July 28, 2020 (incorporated by reference to Exhibit 4.14 to our annual report on Form 20-F filed with the SEC on March 4, 2021)

4.9+

License Agreement by and among Epizyme, Inc. and Hutchison China MediTech Investment Limited (now known as HUTCHMED Group Investment Limited) dated as of August 7, 2021 (incorporated by reference to Exhibit 4.15 to our annual report on Form 20-F filed with the SEC on March 3, 2022)

4.10+

License Agreement by and among Takeda Pharmaceuticals International AG, HUTCHMED (China) Limited and HUTCHMED Limited dated as of January 23, 2023 (incorporated by reference to Exhibit 4.16 to our annual report on Form 20 – F filed with the SEC on February 28, 2023)

4.11*+

Agreement on the Sale and Purchase of 35% Equity Interest in Shanghai Hutchison Pharmaceuticals Limited by and among GP Health Service Capital Co., Ltd and Shanghai HUTCHMED Investment (HK) Limited dated as of December 31, 2024

4.12+*

Agreement on the Sale and Purchase of 10% Equity Interest in Shanghai Hutchison Pharmaceuticals Limited by and among Shanghai Pharmaceuticals Holding Co., Ltd and Shanghai HUTCHMED Investment (HK) Limited dated as of December 31, 2024

8.1*	List of Significant Subsidiaries of the Company
12.1*	Certification of Acting Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1†	Certification of Acting Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2†	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered accounting firm, regarding the consolidated financial statements of HUTCHMED (China) Limited
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent auditors, regarding the consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited
15.3*	Consent of Conyers Dill & Pearman
15.4	HUTCHMED (China) Limited Compensation Clawback Policy (incorporated by reference to Exhibit 15.4 to our annual report on Form 20-F filed with the SEC on February 28, 2024)
16.1	Insider trading policy (incorporated by reference to Exhibit 16.1 to our annual report on Form 20-F filed with the SEC on March 19, 2025)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definitions Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
†	Furnished herewith.
+	Portions of the exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the company if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUTCHMED (China) Limited

	By:	/s/ Cheng Chig Fung, Johnny
		Name:	Cheng Chig Fung, Johnny
Date: March 5, 2026		Title:	Acting Chief Executive Officer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HUTCHMED (China) Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of HUTCHMED (China) Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowance for credit losses on accounts receivable

As described in Note 3 and 6 to the consolidated financial statements, as of December 31, 2025, the gross balance of accounts receivable was US$126.8 million and an allowance for credit losses of US$3.0 thousand was made. The allowance for credit losses was made based on an estimate of the current expected credit losses to be incurred over the expected life of accounts receivable. There were significant estimates and judgments by management in determining the portfolio groups of accounts receivable and the estimated loss rates.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses on accounts receivable is a critical audit matter are (i) the significant estimates and judgments by management when developing the current expected credit losses to be incurred over the expected life of accounts receivable, including the determination of portfolio groups of accounts receivable and the estimated loss rates, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s significant estimates and judgments, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s estimate of the allowance for credit losses on accounts receivable. These procedures also included, among others, testing management’s process of developing the allowance for credit losses, testing the accuracy and completeness of the underlying data and the mathematical accuracy of the allowance for credit losses, evaluating the appropriateness of the model and methodology used by management, assessing the reasonableness of the portfolio groups of the accounts receivable used by management, which involved evaluating their credit risk characteristics, and assessing the reasonableness of the estimated loss rates used by management, which involved evaluating the historical default rates and application of forward-looking information, with the assistance of professionals with specialized skill and knowledge.

Valuation of provision for profit guarantee in connection with the divestment of an equity investee

As described in Note 3 and 22 to the consolidated financial statements, the Company completed a partial divestment of its equity interest in Shanghai Hutchison Pharmaceuticals Limited (“SHPL”) during 2025. The related agreements with two buyers include a profit guarantee clause with contingent payments. As of December 31, 2025, a provision for profit guarantee of US$80.0 million was recorded and included in other non-current liabilities. The provision for profit guarantee was estimated based on a discounted cash flow analysis using assumptions including forecasted revenue and discount rate.

The principal considerations for our determination that performing procedures relating to the valuation of provision for profit guarantee is a critical audit matter are (i) the significant estimates and judgments by management when developing the valuation; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to the forecasted revenue and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process for developing the valuation of provision for profit guarantee, including controls over the determination of the significant estimates and judgments. These procedures also included, among others, (i) reading the sales and purchase agreements; (ii) testing management’s process for developing the valuation of provision for profit guarantee; (iii) evaluating the appropriateness of the valuation method used by management; (iv) testing the completeness and accuracy of the underlying data used by management; and (v) evaluating the reasonableness of the significant assumptions used by management relating to the forecasted revenue and discount rate. Evaluating the reasonableness of the significant assumptions used by management relating to the forecasted revenue involved evaluating whether the assumptions used by management were reasonable by considering the current and past performance of SHPL and the consistency with external market and industry data. Evaluating the reasonableness of the significant assumptions used by management relating to the discount rate involved evaluating the cost of equity of comparable companies and other factors. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the valuation method and the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

March 5, 2026

We have served as the Company’s auditor since 2021.

CONSOLIDATED FINANCIAL STATEMENTS

HUTCHMED (CHINA) LIMITED

CONSOLIDATED BALANCE SHEETS

(IN US$’000, EXCEPT SHARE DATA)

		December 31,
	Note	2025	2024
Assets
Current assets
Cash and cash equivalents	5	71,330	153,958
Short-term investments	5	1,295,945	682,152
Accounts receivable	6	126,750	155,537
Other receivables, prepayments and deposits	7	21,773	16,609
Amounts due from related parties	25(ii)	10,415	7,899
Inventories	8	41,129	50,400
Total current assets		1,567,342	1,066,555
Property, plant and equipment	9	94,623	92,498
Right-of-use assets	10	3,027	4,497
Deferred tax assets	26(ii)	12,655	12,448
Investment in equity investees	11	10,865	77,765
Investment in equity security	12	—	5,000
Amounts due from related parties	25(ii)	41,381	—
Goodwill		3,112	2,990
Other non-current assets		20,092	12,443
Total assets		1,753,097	1,274,196
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	13	45,533	42,521
Other payables and accruals	14	208,892	256,124
Short-term bank borrowings	15	24,971	23,372
Deferred revenue	20	31,415	50,071
Income tax payable	26(iii)	2,083	1,549
Lease liabilities	10	2,881	2,925
Total current liabilities		315,775	376,562
Lease liabilities, non-current portion	10	1,852	4,089
Deferred tax liabilities	26(ii)	255	2,990
Long-term bank borrowings	15	68,189	59,434
Deferred revenue, non-current portion	20	20,132	48,432
Amounts due to related parties	25(ii)	6,325	6,617
Other non-current liabilities	16	89,307	4,219
Total liabilities		501,835	502,343
Commitments and contingencies	17

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 872,327,620 and 871,601,095 shares issued at December 31, 2025 and 2024 respectively	18	87,233	87,160
Additional paid-in capital		1,533,868	1,517,526
Accumulated losses		(378,643)	(833,172)
Accumulated other comprehensive loss		(4,532)	(11,585)
Total Company’s shareholders’ equity		1,237,926	759,929
Non-controlling interests		13,336	11,924
Total shareholders’ equity		1,251,262	771,853
Total liabilities and shareholders’ equity		1,753,097	1,274,196

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN US$’000, EXCEPT SHARE AND PER SHARE DATA)

			Year Ended December 31,
		Note	2025	2024	2023
	Revenue
Goods	—third parties		393,477	401,382	388,924
	—related parties	25(i)	1,322	3,854	8,264
Services	—commercialization—third parties		45,300	52,485	48,608
	—research and development—related parties	25(i)	—	471	481
	—collaboration research and development—third parties		27,904	57,968	80,397
	Other collaboration revenue
	—royalties—third parties		68,419	71,041	32,470
	—licensing—third parties		12,090	43,000	278,855
	Total revenue	20	548,512	630,201	837,999
	Operating expenses
	Cost of goods—third parties		(291,360)	(294,918)	(331,984)
	Cost of goods—related parties		(775)	(1,861)	(4,777)
	Cost of services—commercialization—third parties		(44,214)	(52,105)	(47,686)
	Research and development expenses	21	(148,295)	(212,109)	(302,001)
	Selling expenses		(36,306)	(48,617)	(53,392)
	Administrative expenses		(66,722)	(64,296)	(79,784)
	Total operating expenses		(587,672)	(673,906)	(819,624)
			(39,160)	(43,705)	18,375
	Gain on divestment of an equity investee	22	476,896	—	—
	Other income/(expense)
	Interest income	28	49,877	40,080	36,145
	Other income	24	19,710	10,274	12,949
	Interest expense	28	(2,865)	(2,872)	(759)
	Other expense	24	(5,767)	(4,884)	(8,402)
	Total other income/(expense)		60,955	42,598	39,933
	Income/(loss) before income taxes and equity in earnings of equity investees		498,691	(1,107)	58,308
	Income tax expense	26(i)	(63,610)	(7,192)	(4,509)
	Equity in earnings of equity investees, net of tax	11	22,651	46,469	47,295
	Net income		457,732	38,170	101,094
	Less: Net income attributable to non-controlling interests		(823)	(441)	(314)
	Net income attributable to the Company		456,909	37,729	100,780
	Earnings per share attributable to the Company (US$ per share)
	—basic	27	0.53	0.04	0.12
	—diluted	27	0.52	0.04	0.12
	Number of shares used in per share calculation
	—basic	27	858,276,608	855,351,683	849,654,296
	—diluted	27	872,891,120	872,829,129	869,196,348

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN US$’000)

	Year Ended December 31,
	2025	2024	2023
Net income	457,732	38,170	101,094
Other comprehensive income/(loss)
Foreign currency translation income/(loss)	2,503	(3,753)	(6,592)
Total comprehensive income	460,235	34,417	94,502
Less: Comprehensive (income)/loss attributable to non-controlling interests	(1,384)	(110)	39
Total comprehensive income attributable to the Company	458,851	34,307	94,541

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN US$’000, EXCEPT SHARE DATA IN ’000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-	Total
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Shareholders’
	Number	Value	Capital	Losses	Loss	Equity	Interests	Equity
As at January 1, 2023	864,775	86,478	1,497,273	(971,481)	(1,903)	610,367	26,503	636,870
Net income	—	—	—	100,780	—	100,780	314	101,094
Issuances in relation to share option exercises	6,481	648	4,446	—	—	5,094	—	5,094
Share-based compensation
Share options	—	—	6,175	—	—	6,175	9	6,184
Long-term incentive plan (“LTIP”)	—	—	23,619	—	—	23,619	(4)	23,615
	—	—	29,794	—	—	29,794	5	29,799
LTIP—treasury shares acquired and held by Trustee	—	—	(9,071)	—	—	(9,071)	—	(9,071)
Dividends declared to non-controlling shareholders of subsidiaries (Note 25(iii))	—	—	—	—	—	—	(9,068)	(9,068)
Transfer between reserves	—	—	168	(168)	—	—	—	—
Divestment of subsidiaries	—	—	(114)	—	(25)	(139)	(4,555)	(4,694)
Divestment of other equity investee	—	—	(49)	—	4	(45)	—	(45)
Foreign currency translation adjustments	—	—	—	—	(6,239)	(6,239)	(353)	(6,592)
As at December 31, 2023	871,256	87,126	1,522,447	(870,869)	(8,163)	730,541	12,846	743,387
Net income	—	—	—	37,729	—	37,729	441	38,170
Issuances in relation to share option exercises	345	34	756	—	—	790	—	790
Share-based compensation
Share options	—	—	3,061	—	—	3,061	8	3,069
LTIP	—	—	27,294	—	—	27,294	(40)	27,254
	—	—	30,355	—	—	30,355	(32)	30,323
LTIP—treasury shares acquired and held by Trustee (Note 19(ii))	—	—	(36,064)	—	—	(36,064)	—	(36,064)
Dividend declared to a non-controlling shareholder of a subsidiary (Note 25(iii))	—	—	—	—	—	—	(1,000)	(1,000)
Transfer between reserves	—	—	32	(32)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(3,422)	(3,422)	(331)	(3,753)
As at December 31, 2024	871,601	87,160	1,517,526	(833,172)	(11,585)	759,929	11,924	771,853
Net income	—	—	—	456,909	—	456,909	823	457,732
Issuances in relation to share option exercises	727	73	1,505	—	—	1,578	—	1,578
Share-based compensation
Share options	—	—	2,508	—	—	2,508	5	2,513
LTIP	—	—	11,737	—	—	11,737	23	11,760
	—	—	14,245	—	—	14,245	28	14,273
Divestment of an equity investee (Note 22)	—	—	(2,374)	—	5,107	2,733	—	2,733
Acquisition of an equity investee (Note 11)	—	—	586	—	4	590	—	590
Transfer between reserves	—	—	2,380	(2,380)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	1,942	1,942	561	2,503
As at December 31, 2025	872,328	87,233	1,533,868	(378,643)	(4,532)	1,237,926	13,336	1,251,262

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US$’000)

		Year Ended December 31,
	Note	2025	2024	2023
Net cash (used in)/generated from operating activities	29	(64,657)	497	219,258
Investing activities
Purchases of property, plant and equipment		(14,148)	(17,933)	(32,612)
Proceeds from disposal of property, plant and equipment		28	—	—
Refund of leasehold land deposit		—	1,278	—
Deposits in short-term investments		(2,742,210)	(1,848,808)	(1,627,875)
Proceeds from short-term investments		2,128,417	1,769,403	1,342,846
Proceeds received from divestment of Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	22	608,503	—	—
Acquisition of an intangible asset	28(i)	(10,000)	—	—
Dividend and proceeds received from divestment of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited		—	—	29,495
Proceeds from divestment of subsidiaries	25(i)	—	—	5,103
Cash disposed from divestment of subsidiaries		—	—	(8,093)
Net cash used in investing activities		(29,410)	(96,060)	(291,136)
Financing activities
Proceeds from issuances of ordinary shares	19(i)	1,578	790	5,094
Purchases of treasury shares	19(ii)	—	(36,064)	(9,071)
Dividends paid to non-controlling shareholders of subsidiaries	25(iii)	—	(1,000)	(9,068)
Proceeds from bank borrowings		30,898	36,199	61,705
Repayment of bank borrowings		(24,640)	(30,592)	—
Net cash generated from/(used in) financing activities		7,836	(30,667)	48,660
Net decrease in cash and cash equivalents		(86,231)	(126,230)	(23,218)
Effect of exchange rate changes on cash and cash equivalents		3,603	(3,401)	(6,471)
		(82,628)	(129,631)	(29,689)
Cash and cash equivalents
Cash and cash equivalents at beginning of year		153,958	283,589	313,278
Cash and cash equivalents at end of year		71,330	153,958	283,589
Supplemental disclosure for cash flow information
Cash paid for interest		2,518	2,509	421
Cash paid for tax, net of refunds	26(iii)	62,411	3,587	3,728
Supplemental disclosure for non-cash activities
(Decrease)/increase in accrued capital expenditures		(4,222)	(7,540)	5,713
Vesting of treasury shares for LTIP	19(ii)	15,442	42,127	18,148

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHMED (CHINA) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Business

HUTCHMED (China) Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group has research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell its products mainly in the PRC, including Hong Kong and Macau. In addition, the Group has established international operations in the United States of America (the “US”) and Europe.

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited and the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”) are traded on the Nasdaq Global Select Market.

Liquidity

As at December 31, 2025, the Group had accumulated losses of US$378,643,000 primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at December 31, 2025, the Group had cash and cash equivalents of US$71,330,000, short-term investments of US$1,295,945,000 and unutilized bank borrowing facilities of US$41,248,000. Short-term investments comprised of bank deposits maturing over three months.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance date of the consolidated financial statements.

2. Particulars of Principal Subsidiaries

		Equity interest attributable
	Place of	to the Group
	establishment	December 31,
Name	and operations	2025	2024	Principal activities
Subsidiaries
HUTCHMED Limited	PRC	99.75%	99.75%	Research, development, manufacture and commercialization of pharmaceutical products
HUTCHMED International Corporation	US	99.75%	99.75%	Provision of professional, scientific and technical support services
Shanghai Hutchison Whampoa Pharmaceutical Sales Limited	PRC	50.87%	50.87%	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Healthcare Limited	PRC	100%	100%	Manufacture and distribution of healthcare products

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

Allowance for Current Expected Credit Losses and Concentration of Credit Risk

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalents, short-term investments, and financial assets not carried at fair value including accounts receivable, other receivables and amounts due from related parties.

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

Provision for profit guarantee

The Group recognizes a provision when (1) we have a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. The provision for profit guarantee was estimated based on a discounted cash flow analysis using assumptions including forecasted revenue and discount rate. At each reporting date, the Group remeasures the provision at fair value based on projected forecasts of the equity investee’s performance against the guaranteed yearly net income after tax targets. Changes in estimates are recognized in the consolidated statements of operations’ gain on divestment of an equity investee in the period in which the estimate is revised.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. A provision for excess and obsolete inventory will be made based primarily on forecasts of product demand and production requirements. The excess balance determined by this analysis becomes the basis for revised carrying cost and the written-down value of the inventory becomes its cost. Written-down inventory is not written up if market conditions improve.

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

Investment in Equity Investees

Investment in equity investees over which the Group has significant influence is accounted for using the equity method. The Group evaluates the equity method investment for impairment when events or circumstances suggest that its carrying amount may not be recoverable. An impairment charge would be recognized in earnings for a decline in value that is determined to be other-than-temporary after assessing the severity and duration of the impairment and the likelihood of recovery before disposal. The investment is recorded at fair value only if impairment is recognized. When the Group’s share of losses of the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee.

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

Leasehold Land

Leasehold land represents amounts paid to acquire the right to use the land on which various plants and buildings are situated for a specified period of time from the date the respective right was granted and are stated at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the lease period of 50 years.

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

Other Intangible Asset

Other intangible asset with finite useful life is carried at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the estimated useful life of the asset.

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

LTIP

The Group recognizes the share-based compensation expense on the LTIP awards based on a fixed or determinable monetary amount on a straight-line basis for each annual tranche awarded over the requisite period. For LTIP awards with performance targets, prior to their determination date, the amount of LTIP awards that is expected to vest takes into consideration the achievement of the performance conditions and the extent to which the performance conditions are likely to be met. Performance conditions vary by awards, and may include targets for shareholder returns, revenue and profitability.

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

Defined Contribution Plans

The Group’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plans pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Group’s subsidiaries in the PRC to pay the local labor and social welfare authority’s monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Group’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred.

The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside the PRC. The defined contribution plans are generally funded by the relevant companies and by payments from employees.

The Group’s contributions to defined contribution plans including all medical and other welfare benefits for the years ended December 31, 2025, 2024 and 2023 were US$23,691,000, US$23,082,000 and US$22,136,000 respectively.

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

Earnings per Share

Basic earnings per share is computed by dividing net income attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Weighted average number of outstanding ordinary shares in issue excludes treasury shares.

Diluted earnings per share is computed by dividing net income attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include ordinary shares and treasury shares issuable upon the exercise or settlement of share-based awards issued by the Company using the treasury stock method. The computation of diluted earnings per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Company chief executive officer who is the Group’s chief operating decision maker (“CODM”). The CODM reviews the Group’s internal reporting in order to assess performance and allocate resources.

Profit Appropriation and Statutory Reserves

The Group’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the relevant laws and regulations established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprises and Chinese domestic companies have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the respective company’s discretion.

The use of the statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses, expansion of production and business operations, or increases to the registered capital of the respective company. All these reserves are not permitted to be transferred to the company as cash dividends, loans or advances, nor can they be distributed except under liquidation.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires disclosure, in the notes to the financial statements, of specified information about certain costs and expenses. This ASU will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU will result in the required additional disclosures being included in the notes to consolidated financial statements, once adopted. The Company is currently evaluating the impact of this ASU and expects to adopt it for the year ending December 31, 2027.

Recently adopted accounting standards

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). This ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. This ASU is effective on a prospective basis for annual reporting periods beginning after December 15, 2024. The Company adopted this ASU for the year ended December 31, 2025 prospectively, and disclosed additional descriptive information as required under Accounting Standards Codification 740 (Note 26).

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

5. Cash and Cash Equivalents and Short-term Investments

	December 31,
	2025	2024

	(in US$’000)
Cash and Cash Equivalents
Cash at bank and on hand	57,317	84,480
Bank deposits maturing in three months or less	14,013	69,478
	71,330	153,958
Short-term Investments
Bank deposits maturing over three months (note)	1,295,945	682,152
	1,367,275	836,110

Note: The maturities for short-term investments ranged from 91 to 186 days for the years ended December 31, 2025 and 2024 respectively.

Certain cash and bank balances denominated in RMB, US$ and UK Pound Sterling (“£”) were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government. Cash and cash equivalents and short-term investments were denominated in the following currencies:

	December 31,
	2025	2024

	(in US$’000)
US$	1,327,608	795,566
RMB	37,997	37,906
Hong Kong dollar (“HK$”)	1,456	2,396
	£193	212
Others	21	30
	1,367,275	836,110

6. Accounts Receivable

Accounts receivable from contracts with customers consisted of the following:

	December 31,
	2025	2024

	(in US$’000)
Accounts receivable—third parties	126,529	155,155
Accounts receivable—related parties (Note 25(ii))	224	452
Allowance for credit losses	(3)	(70)
Accounts receivable, net	126,750	155,537

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

An aging analysis for accounts receivable—third parties based on the relevant invoice dates is as follows:

	December 31,
	2025	2024

	(in US$’000)
Not later than 3 months	110,416	138,695
Between 3 months to 6 months	8,764	9,914
Between 6 months to 1 year	5,948	5,418
Later than 1 year	1,401	1,128
Accounts receivable—third parties	126,529	155,155

Movements on the allowance for credit losses:

	2025	2024	2023

	(in US$’000)
As at January 1	70	171	60
Increase in allowance for credit losses	3	70	141
Decrease in allowance due to subsequent collection	(78)	(168)	(16)
Exchange difference	8	(3)	(7)
Divestment of subsidiaries	—	—	(7)
As at December 31	3	70	171

7. Other Receivables, Prepayments and Deposits

Other receivables, prepayments and deposits consisted of the following:

	December 31,
	2025	2024

	(in US$’000)
Prepayments	8,339	7,924
Interest receivables	6,095	2,741
Value-added tax (“VAT”) receivables	4,567	3,297
Purchase rebates	1,142	782
Deposits	998	1,081
Others	632	784
	21,773	16,609

No allowance for credit losses has been made for other receivables, prepayments and deposits for the years ended December 31, 2025 and 2024.

8. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31,
	2025	2024

	(in US$’000)
Raw materials	22,451	24,349
Finished goods	18,678	26,051
	41,129	50,400

9. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

				Furniture and
				fixtures, other
		Leasehold	Plant and	equipment and	Construction
	Buildings	improvements	equipment	motor vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2025	58,344	18,157	26,093	41,953	7,268	151,815
Additions	—	6	62	2,251	7,607	9,926
Disposals	—	(97)	—	(670)	—	(767)
Transfers	—	8,166	1,758	4,078	(14,002)	—
Exchange differences	2,752	971	1,279	1,945	211	7,158
As at December 31, 2025	61,096	27,203	29,192	49,557	1,084	168,132
Accumulated depreciation and impairment
As at January 1, 2025	5,148	16,214	9,723	28,232	—	59,317
Depreciation	2,988	1,783	1,997	5,230	—	11,998
Impairment	—	—	54	35	—	89
Disposals	—	(97)	—	(663)	—	(760)
Exchange differences	309	722	502	1,332	—	2,865
As at December 31, 2025	8,445	18,622	12,276	34,166	—	73,509
Net book value
As at December 31, 2025	52,651	8,581	16,916	15,391	1,084	94,623

				Furniture and
				fixtures, other
		Leasehold	Plant and	equipment and	Construction
	Buildings	improvements	equipment	motor vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2024	56,722	17,852	23,484	39,817	8,421	146,296
Additions	—	96	669	1,696	7,932	10,393
Disposals	—	—	(48)	(762)	—	(810)
Transfers	3,256	673	2,700	2,265	(8,894)	—
Exchange differences	(1,634)	(464)	(712)	(1,063)	(191)	(4,064)
As at December 31, 2024	58,344	18,157	26,093	41,953	7,268	151,815
Accumulated depreciation and impairment
As at January 1, 2024	2,270	15,168	5,463	23,668	—	46,569
Depreciation	3,002	1,278	2,505	5,285	—	12,070
Impairment	—	171	2,012	732	—	2,915
Disposals	—	—	(42)	(758)	—	(800)
Exchange differences	(124)	(403)	(215)	(695)	—	(1,437)
As at December 31, 2024	5,148	16,214	9,723	28,232	—	59,317
Net book value
As at December 31, 2024	53,196	1,943	16,370	13,721	7,268	92,498

10. Leases

Leases consisted of the following:

	December 31,
	2025	2024

	(in US$’000)
Right-of-use assets
Offices (note)	2,742	4,180
Others	285	317
Total right-of-use assets	3,027	4,497
Lease liabilities, current portion	2,881	2,925
Lease liabilities, non-current portion	1,852	4,089
Total lease liabilities	4,733	7,014

Note: Includes US$0.6 million right-of-use assets for corporate office in Hong Kong leased through May 2027 in which the contract has a termination option with 1-month advance notice. The termination option was not recognized as part of the right-of-use asset and lease liability as it is uncertain that the Group will exercise such option.

Lease activities are summarized as follows:

	Year Ended December 31,
	2025	2024

	(in US$’000)
Lease expenses:
Short-term leases with lease terms equal or less than 12 months	2,018	208
Leases with lease terms greater than 12 months	2,010	4,541
Impairment	—	1,889
	4,028	6,638
Cash paid on lease liabilities	3,234	5,089
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	669	5,356
Non-cash: Lease liabilities changed in relation to modifications and terminations	(47)	(160)

Lease contract terms range for a period of 1 to 8 years. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2025 was 1.91 years and 3.27% respectively. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2024 was 2.54 years and 3.25% respectively.

Future lease payments are as follows:

December 31,
2025
(in US$’000)
Lease payments:
Not later than 1 year	2,984
Between 1 to 2 years	1,459
Between 2 to 3 years	275
Between 3 to 4 years	118
Between 4 to 5 years	44
Total lease payments	4,880
Less: Discount factor	(147)
Total lease liabilities	4,733

11. Investment in Equity Investees

Investment in equity investees mainly consisted of the following:

	December 31,
	2025	2024

	(in US$’000)
SHPL (note (a))	5,140	77,765
ImageneBio, Inc. (note (b))	5,725	—
	10,865	77,765

Notes:

(a)	SHPL is a private company with no quoted market price available for its shares. On April 25, 2025, the Group completed transactions to divest 45% of its 50% shareholding in SHPL (Note 22).
(b)	ImageneBio, Inc. (“ImageneBio”) is listed on NASDAQ and their shares were acquired by the Group in July 2025 as a result of the merger completed between Inmagene Biopharmaceuticals (“Inmagene”) and Ikena Oncology, Inc. (“Ikena”) (Note 12).

Summarized financial information for SHPL is as follows:

(i)	Summarized balance sheets

	December 31,
	2025	2024

	(in US$’000)
Current assets	235,728	213,707
Non-current assets	66,111	67,561
Current liabilities	(202,622)	(126,154)
Non-current liabilities	(4,965)	(3,858)
Net assets	94,252	151,256

(ii)	Summarized statements of operations

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Revenue	422,902	393,525	385,483
Gross profit	310,272	286,524	284,361
Interest income	816	768	754
Profit before taxation	116,535	109,586	112,488
Income tax expense (note (a))	(18,733)	(15,880)	(17,636)
Net income (note(b))	97,802	93,706	94,852

Notes:

(a)	The main entity within the SHPL group has been granted the High and New Technology Enterprise (“HNTE”) status. Accordingly, the entity was eligible to use a preferential income tax rate of 15% for the years ended December 31, 2025, 2024 and 2023.
(b)	Net income is before elimination of unrealized profits on transactions with the Group. The amounts eliminated were approximately US$624,000, US$384,000, and US$131,000 for the years ended December 31, 2025, 2024 and 2023 respectively.

(iii)	Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of the investment in SHPL is as follows:

	2025	2024	2023

	(in US$’000)
Opening net assets as at January 1	151,256	91,628	141,433
Net income	97,802	93,706	94,852
Dividends declared	(157,274)	(29,587)	(146,974)
Deemed distribution	—	(690)	—
Other comprehensive income/(loss)	2,468	(3,801)	2,317
Closing net assets as at December 31	94,252	151,256	91,628
Group’s share of net assets	4,713	75,628	45,814
Discounting on dividend payable	172	—	—
Goodwill	285	2,718	2,795
Elimination of unrealized profits on downstream sales	(30)	(581)	(198)
Carrying amount of investment as at December 31	5,140	77,765	48,411

12. Investment in Equity Security

In January 2021, the Group and Inmagene entered into a strategic partnership agreement for Inmagene to further develop and fund novel preclinical drugs candidates discovered by the Group for the potential treatment of multiple immunological diseases. Under the terms of the agreement, the Group granted Inmagene exclusive options to four drug candidates. Exercise of the options will grant Inmagene the right to further develop, manufacture and commercialize the exercised specific drug candidates worldwide, with the Group retaining first right to co-commercialization in mainland China.

In July 2024, Inmagene exercised options on two drug candidates (IMG-004 and IMG-007), and the Group received 140,636,592 Inmagene ordinary shares representing approximately 7.5% of Inmagene’s issued shares at the time. The shares were recorded as a financial asset at an initial carrying value of US$5.0 million, which was its then fair value estimated using the discounted cash flow method. The exclusive options for the remaining two drug candidates were terminated/expired.

In July 2025, Inmagene announced it had completed a merger with Ikena and the merged company is listed on the NASDAQ as ImageneBio. ImageneBio will be primarily focused on the development of IMG-007, a monoclonal antibody targeting OX-40 licensed from the Group. Inmagene’s remaining assets including IMG-004, a non-covalent, reversible small molecule inhibitor targeting Bruton Tyrosine Kinase licensed from the Group, were spun out to Miragene Co (“Miragene”), a new private company. As a result of the merger, the Group’s investment in equity security (140,636,592 Inmagene ordinary shares) was exchanged for 429,082 shares in ImageneBio representing a 3.84% equity interest and 7,960,562 shares in Miragene representing a 9.39% equity interest. The entire US$5.0 million carrying value of Inmagene was assigned to ImageneBio and was further marked-to-market to US$7.0 million based on the public trading price as at the merger date, resulting in a gain of US$2.0 million (Note 24). The value attributable to Miragene was considered negligible in consideration of the development progress and risk of the assets. The Group has significant influence in both ImageneBio and Miragene since the Group has a director on both companies’ board of directors. As such, the equity interests in ImageneBio (Note 11) and Miragene are subsequently accounted for as investment in equity investees.

13. Accounts Payable

	December 31,
	2025	2024

	(in US$’000)
Accounts payable—third parties	45,533	42,521

Substantially all accounts payable are denominated in HK$, RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

An aging analysis for accounts payable—third parties based on the relevant invoice dates is as follows:

	December 31,
	2025	2024

	(in US$’000)
Not later than 3 months	38,944	37,805
Between 3 months to 6 months	5,080	2,638
Between 6 months to 1 year	502	833
Later than 1 year	1,007	1,245
Accounts payable—third parties	45,533	42,521

14. Other Payables and Accruals

Other payables and accruals consisted of the following:

	December 31,
	2025	2024

	(in US$’000)
Accrued research and development expenses	116,359	153,978
Accrued salaries and benefits	29,074	29,751
Accrued administrative and other general expenses	16,664	14,046
Accrued capital expenditures	11,590	15,858
Accrued selling and marketing expenses	10,976	14,705
Provision for other taxes and surcharges	5,510	—
Amounts due to related parties (Note 25(ii))	1,918	2,016
Deferred government grants	1,764	6,004
Deposits	1,678	1,627
Advances for inventory purchases	250	5,663
Others	13,109	12,476
	208,892	256,124

15. Bank Borrowings

Bank borrowings consisted of the following:

	December 31,
	2025	2024

	(in US$’000)
Current	24,971	23,372
Non-current	68,189	59,434
	93,160	82,806

The weighted average interest rate for outstanding bank borrowings for the years ended December 31, 2025 and 2024 was 2.73% per annum and 3.02% per annum respectively. The carrying amounts of the Group’s outstanding bank borrowings as at December 31, 2025 and 2024 were denominated in RMB.

(i)	Short-term working capital loan facility

In October 2025, a bank extended a short-term unsecured working capital loan facility to a subsidiary in the amount of US$28,462,000 (RMB200,000,000) with an annual interest rate at the 1-year China Loan Prime Rate (“LPR”) less 0.89%. As at December 31, 2025, US$20,228,000 (RMB142,142,000) was drawn from the facility.

In October 2024, the subsidiary entered into a short-term unsecured working capital loan facility with the bank in the amount of US$40,769,000 (RMB300,000,000) with an annual interest rate at the 1-year China LPR less 0.82%. As at December 31, 2024, US$22,167,000 (RMB163,119,000) was drawn from the facility.

(ii)	10-year fixed asset loan facility

In October 2021, a subsidiary entered into a 10-year fixed asset loan facility agreement with the bank for the provision of a secured credit facility in the amount of US$107,425,000 (RMB754,880,000) with an annual interest rate at the 5-year China LPR less 0.8% (which was supplemented in June 2022) and interest payments commencing upon completion of the underlying construction in progress. This credit facility is guaranteed by the immediate holding company of the subsidiary and secured by the underlying leasehold land and buildings (Shanghai manufacturing facility). For the years ended December 31, 2025 and 2024, US$1,479,000 (RMB10,390,000) and nil were repaid respectively, and cannot be further drawn from the facility. The outstanding bank borrowings were US$72,932,000 (RMB512,496,000) and US$60,639,000 (RMB446,212,000) as at December 31, 2025 and 2024 respectively.

For the years ended December 31, 2025 and 2024, nil and US$44,000 interest was capitalized respectively.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	December 31,
	2025	2024

	(in US$’000)
Not later than 1 year	24,971	23,372
Between 1 to 3 years	14,153	6,426
Between 3 to 4 years	14,572	8,033
Between 4 to 5 years	15,405	12,049
Later than 5 years	24,059	32,926
	93,160	82,806

As at December 31, 2025 and 2024, the Group had aggregate unutilized bank borrowing facilities of US$41,248,000 and US$60,549,000 respectively.

16. Other Non-current Liabilities

Other non-current liabilities consisted of the following:

	December 31,
	2025	2024

	(in US$’000)
Provision for profit guarantee (Note 22)	79,957	—
Others	9,350	4,219
	89,307	4,219

17. Commitments and Contingencies

The Group had the following capital commitments:

December 31,
2025
(in US$’000)
Property, plant and equipment
Contracted but not provided for	692

The Group does not have any other significant commitments or contingencies.

18. Ordinary Shares

As at December 31, 2025, the Company is authorized to issue 1,500,000,000 ordinary shares.

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

As at December 31, 2025, the aggregate number of shares issuable under the HUTCHMED Share Option Scheme was 39,614,248 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 627,672,380 ordinary shares.

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

A summary of the Company’s share option activity and related information is as follows:

		Weighted	Weighted average	Aggregate
		average exercise	remaining	intrinsic
	Number of	price in US$ per	contractual life	value
	share options	share	(years)	(in US$’000)
Outstanding at January 1, 2024	29,536,655	4.57	6.67	9,924
Granted (note (a))	2,965,328	3.69
Exercised	(344,825)	2.29
Cancelled	(892,600)	4.38
Expired	(1,624,285)	5.23
Outstanding at December 31, 2024	29,640,273	4.47	5.99	3,804
Granted (note (b))	1,493,435	3.27
Exercised	(726,525)	2.17
Cancelled	(1,423,610)	2.33
Expired	(3,309,340)	4.46
Outstanding at December 31, 2025	25,674,233	4.59	5.12	1,424
Vested and exercisable at December 31, 2024	21,186,120	4.92	5.13	1,387
Vested and exercisable at December 31, 2025	20,020,945	4.94	4.23	953

Notes:

(a)	Includes aggregate 2,765,328 share options granted to an executive director. 1,359,561 share options were granted in March 2024 and 1,405,767 share options were granted in August 2024 where the number of share options exercisable is subject to certain performance targets based on a market condition covering the 3-year periods from 2023 to 2025 and from 2024 to 2026 respectively which has been reflected in estimating the grant date fair value using the Monte Carlo simulation model. The grant date fair value of such awards are US$1.29 and US$1.24 per share respectively. Vesting of such awards will occur in around March 2026 and March 2027 respectively if the performance targets are met.
(b)	This was granted to an executive director in June 2025 where the number of share options exercisable is subject to certain performance targets based on a market condition covering the 3-year period from 2025 to 2027 which has been reflected in estimating the grant date fair value using the Monte Carlo simulation model. The grant date fair value of such award is US$1.17 per share. Vesting of such award will occur around March 2028 if the performance targets are met.

In estimating the fair value of share options granted, the following assumptions were used in the Monte Carlo simulation model for the awards that are subject to certain performance targets based on a market condition and Polynomial model for other options granted in the periods indicated:

	Year Ended December 31,
	2025	2024
Weighted average grant date fair value of share options (in US$ per share)	1.17	1.29
Significant inputs into the valuation model (weighted average):
Exercise price (in US$ per share)	3.27	3.69
Share price at effective date of grant (in US$ per share)	3.27	3.69
Expected volatility (note (a))	56.62%	54.69%
Risk-free interest rate (note (b))	4.52%	3.86%
Contractual life of share options (in years)	10	10
Expected dividend yield (note (c))	0%	0%

Notes:

(a)	The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.
(b)	The risk-free interest rates reference the US Treasury yield curves.
(c)	The Company has not declared or paid any dividends and does not currently expect to do so prior to the exercise of the granted share options, and therefore uses an expected dividend yield of zero in the valuation models.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Cash received from share option exercises	1,578	790	5,094
Total intrinsic value of share option exercises	663	476	4,626

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Research and development expenses	1,982	1,970	3,250
Selling and administrative expenses	441	1,042	2,843
Cost of revenue	90	57	91
	2,513	3,069	6,184

As at December 31, 2025, the total unrecognized compensation cost was US$2,689,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 1.69 years.

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

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, revenue and profitability. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

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

Granted awards under the LTIP are as follows:

	Maximum cash amount	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date
March 13, 2024	0.7	note (a)	note (a)
August 5, 2024	19.3	2024-2026	note (b)
August 5, 2024	0.3	note (c)	note (c)
June 9, 2025	20.0	2025-2027	note (d)

Notes:

(a)	This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

(b)	The annual performance target determination dates are the dates of the announcements of the Group’s annual results for the financial years ending December 31, 2024, 2025 and 2026. Vesting occurs in 2027, three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2026.
(c)	This award does not stipulate performance targets and is subject to a vesting schedule of 50% on the first and second anniversaries of the date of grant.
(d)	The annual performance targets determination dates are the dates of the announcements of the Group’s annual results for the financial years ending December 31, 2025, 2026 and 2027. Vesting occurs in 2028, three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2027.

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

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in ordinary shares equivalent) held by the Trustee were as follows:

	Number of	Cost
	treasury shares	(in US$’000)
As at January 1, 2024	17,612,685	66,987
Purchased	10,259,133	36,064
Vested	(11,154,360)	(42,127)
As at December 31, 2024	16,717,458	60,924
Vested	(4,134,157)	(15,442)
As at December 31, 2025	12,583,301	45,482

Based on the estimated achievement of performance conditions relating to annual results for the financial year ended December 31, 2025, the determined monetary amount for LTIP awards was US$3,760,000 which is recognized to share-based compensation expense over their requisite vesting period.

For the years ended December 31, 2025 and 2024, US$6,085,000 and US$12,632,000 of the LTIP awards were forfeited respectively based on the determined or estimated monetary amount as at the forfeiture date.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Research and development expenses	8,201	12,098	18,224
Selling and administrative expenses	3,972	6,028	11,690
Cost of revenue	606	414	502
	12,779	18,540	30,416
Recorded with a corresponding credit to:
Liability	1,770	3,710	11,364
Additional paid-in capital	11,009	14,830	19,052
	12,779	18,540	30,416

For the years ended December 31, 2025, 2024 and 2023, US$751,000, US$12,424,000 and US$4,563,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2025 and 2024, US$2,406,000 and US$1,443,000 were recorded in liabilities respectively.

As at December 31, 2025, the total unrecognized compensation cost was approximately US$7,002,000, which considers expected performance targets and the amounts expected to vest, and will be recognized over the requisite periods.

20. Revenue

The following table presents revenue disaggregated by contract type:

	Year Ended December 31, 2025
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Invoiced Goods—Marketed Products	100,637	—	100,637
—Distribution	—	262,973	262,973
Services—Commercialization of Marketed Products	45,300	—	45,300
License & Collaborations—Services	27,904	—	27,904
—Royalties	68,419	—	68,419
—Licensing	12,090	—	12,090
—Manufacturing supply	31,189	—	31,189
	285,539	262,973	548,512

Third parties	285,539	261,651	547,190
Related parties (Note 25(i))	—	1,322	1,322
	285,539	262,973	548,512

	Year Ended December 31, 2024
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Invoiced Goods—Marketed Products	128,008	—	128,008
—Distribution	—	266,836	266,836
Services—Commercialization of Marketed Products	52,485	—	52,485
—Research and development	471	—	471
License & Collaborations—Services	57,968	—	57,968
—Royalties	71,041	—	71,041
—Licensing	43,000	—	43,000
—Manufacturing supply	10,392	—	10,392
	363,365	266,836	630,201

Third parties	362,894	262,982	625,876
Related parties (Note 25(i))	471	3,854	4,325
	363,365	266,836	630,201

	Year Ended December 31, 2023
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Invoiced Goods—Marketed Products	83,087	—	83,087
—Distribution	—	309,383	309,383
Services—Commercialization of Marketed Products	48,608	—	48,608
—Research and development	481	—	481
License & Collaborations—Services	80,397	—	80,397
—Royalties	32,470	—	32,470
—Licensing	278,855	—	278,855
—Manufacturing supply	4,718	—	4,718
	528,616	309,383	837,999

Third parties	528,135	301,119	829,254
Related parties (Note 25(i))	481	8,264	8,745
	528,616	309,383	837,999

The following table presents liability balances from contracts with customers:

	December 31,
	2025	2024

	(in US$’000)
Deferred revenue
Current—Oncology/Immunology segment (note (a))	31,362	50,007
Current—Other Ventures segment (note (b))	53	64
	31,415	50,071
Non-current—Oncology/Immunology segment (note (a))	20,132	48,432
Total deferred revenue (note (c) and (d))	51,547	98,503

Notes:

(a)	Oncology/Immunology segment deferred revenue relates to unamortized upfront and milestone payments, invoiced amounts for royalties where the customer has not yet completed the in-market sale and advance consideration received for cost reimbursements which are attributed to research and development services that have not yet been rendered as at the reporting date.
(b)	Other Ventures segment deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.

(c)	Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

	December 31,
	2025	2024

	(in US$’000)
Not later than 1 year	31,415	50,071
Between 1 to 2 years	11,314	39,288
Between 2 to 3 years	4,666	4,084
Between 3 to 4 years	859	1,095
Later than 4 years	3,293	3,965
	51,547	98,503

(d)	As at January 1, 2025, deferred revenue was US$98.5 million, of which US$59.0 million was recognized during the year ended December 31, 2025.

License and collaboration agreement with Takeda Pharmaceuticals

On January 23, 2023 (as amended in June 2025), the Group and Takeda Pharmaceuticals International AG (“Takeda”) entered into an exclusive out-licensing agreement (the “Takeda Agreement”) in territories outside of Mainland China, Hong Kong and Macau (the “Territory”) to further the global development, commercialization and manufacturing of Fruzaqla, also known as fruquintinib, a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the Takeda Agreement, the Group is entitled to receive a series of payments up to US$1.1 billion, including upfront, regulatory, development and commercial sales milestone payments, plus royalties on net sales in the Territory. Fruzaqla was successfully approved for commercialization in the US in November 2023, which triggered a regulatory approval milestone of US$35 million. For the year ended December 31, 2024, Takeda has delivered over US$200 million in net sales of Fruzaqla, which triggered a commercial sales milestone of US$20 million. Following the regulatory and first pricing approval of Fruzaqla in Japan in November 2024 and the regulatory approval and the first national reimbursement recommendation in Europe in December 2024, regulatory approval milestone payments of US$7 million and US$10 million were triggered respectively.

Upfront and cumulative milestone payments according to the Takeda Agreement achieved up to December 31, 2025 are summarized as follows:

(in US$’000)
Upfront payment	400,000
Regulatory approval milestone payments achieved	52,000
Commercial sales milestone payment achieved	20,000

Note: As of December 31, 2025, US$358.4 million of the upfront payment, US$52.0 million of the regulatory approval milestone payments and US$20.0 million of the commercial sales milestone payment were recognized as revenue, including US$47.5 million, US$2.8 million and nil respectively during the year ended December 31, 2025.

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

Revenue recognized under the Takeda Agreement is as follows:

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Manufacturing supply—Invoiced Marketed Products sales	45,050	51,378	5,053
—Allocated from upfront payment	31,189	10,392	4,718
Services—Research and development	1,284	18,949	33,892
—Allocated from upfront and milestone payments	17,538	25,384	28,494
Royalties—Marketed Products	44,357	39,386	2,092
Licensing—Allocated from upfront and milestone payments	1,640	32,300	278,855
	141,058	177,789	353,104

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

Upfront and cumulative milestone payments according to the Lilly Agreement achieved up to December 31, 2025 are summarized as follows:

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

Revenue recognized under the Lilly Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Goods—Invoiced Marketed Products sales	16,205	15,826	16,966
Services—Commercialization of Marketed Products	45,300	52,485	48,608
—Research and development	31	230	2,828
—Allocated from upfront and milestone payments	—	—	12
Royalties—Marketed Products	15,389	18,022	16,560
	76,925	86,563	84,974

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

In November 2021, the Group entered into an amendment which revised the sharing between the Group and AZ of development costs for Orpathys in China for non-small cell lung cancer (“NSCLC”), as well as adding potential development milestones.

Upfront and cumulative milestone payments according to the AZ Agreement achieved up to December 31, 2025 are summarized as follows:

(in US$’000)
Upfront payment	20,000
Development milestone payments achieved (note)	57,000
First-sale milestone payment achieved	25,000

Note: In June 2025, a new drug application for savolitinib in combination with osimertinib for the treatment of NSCLC was approved by the China National Medical Products Administration, which triggered a development milestone payment of US$11 million to the Group.

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

Revenue recognized under the AZ Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Goods—Invoiced Marketed Products sales	9,899	10,874	15,013
Services—Research and development	8,278	13,072	14,993
—Allocated from upfront and milestone payments	773	333	77
Royalties—Marketed Products	8,673	13,633	13,818
Licensing—Allocated from upfront and milestone payments	10,450	5,700	—
	38,073	43,612	43,901

21. Research and Development Expenses

Research and development expenses are summarized as follows:

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Clinical trial related costs	80,072	135,652	199,728
Personnel compensation and related costs	58,317	69,079	93,030
Other research and development expenses	9,906	7,378	9,243
	148,295	212,109	302,001

Research and development expenses include expenditures for collaborative arrangements under ASC 808 to evaluate the combination of the Group’s drug compounds with the collaboration partners’ drug compounds. For the years ended December 31, 2025, 2024 and 2023, the Group has incurred US$3.9 million, US$10.9 million and US$22.0 million respectively, related to such collaborative arrangements.

22. Gain on Divestment of an Equity Investee

On April 25, 2025, the Group completed the divestment of an aggregate 45% equity interest out of 50% in SHPL to third parties for cash consideration of US$608.5 million (RMB4.5 billion), including an aggregate 35% equity interest to two China-based private-equity funds (“PE Buyers”) and 10% equity interest to the parent company of the existing 50% SHPL joint venture partner. In regard to the sales and purchase agreements with the PE Buyers, they include a profit guarantee clause with contingent payments capped at US$94.6 million (RMB696 million) based on growth targets of SHPL’s net income after tax for the 3 years up to 2027. As at December 31, 2025, provision for profit guarantee of US$80.0 million, which was the present value of the estimated profit guarantee to the PE Buyers, was included in other non-current liabilities and reflects interest accretion and foreign exchange. Any subsequent changes to estimated profit guarantee and accretion of the discount on the provision will be recognized in the gain on divestment of an equity investee.

The Group has the rights to nominate one director out of seven on SHPL’s board of directors, thus the Group continues to have significant influence and accounts for its remaining 5% equity interest in SHPL using the equity method of accounting.

The gain on divestment of an equity investee was recognized in the consolidated statement of operations as follows:

Year Ended December 31, 2025
(in US$’000)
Proceeds	608,503
Less: Provision for profit guarantee	(71,879)
Interest accretion on provision for profit guarantee	(4,495)
Carrying amount of 45% equity interest in SHPL	(48,680)
Accumulated other comprehensive loss and reserves	(2,733)
Transaction costs and others	(3,820)
Gain on divestment of an equity investee	476,896
Less: Tax expenses	(61,133)
Gain on divestment of an equity investee, net of tax	415,763

23. Government Grants

Government grants in the Oncology/Immunology segment are primarily given in support of R&D activities and construction projects which are conditional upon i) the Group spending a predetermined amount, regardless of success or failure of the research and development projects and/or ii) the achievement of certain stages of research and development projects being approved by the relevant PRC government authority. They are refundable to the government if the conditions are not met. Government grants in the Other Ventures segment are primarily given to promote local initiatives. These government grants may be subject to ongoing reporting and monitoring by the government over the period of the grant.

Government grants, which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate, are recognized in other payables and accruals (Note 14) and other non-current liabilities. For the years ended December 31, 2025, 2024 and 2023, the Group received government grants of US$12.8 million, US$9.6 million and US$4.1 million respectively.

Government grants were recognized in the consolidated statements of operations as follows:

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Research and development expenses	6,451	1,256	1,054
Other income (Note 24)	8,970	3,095	3,134
	15,421	4,351	4,188

24. Other income/(expense)

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Other income:
Government grants (Note 23)	8,970	3,095	3,134
Foreign exchange gains	4,998	5,060	8,661
Gain on investment in equity security (Note 12)	2,037	—	—
Others	3,705	2,119	1,154
	19,710	10,274	12,949
Other expense:
Provision for other taxes and surcharges	(5,510)	—	—
Impairment of property, plant and equipment	(89)	(2,915)	(3,678)
Impairment of right-of-use assets	—	(1,889)	(2,088)
Others	(168)	(80)	(2,636)
	(5,767)	(4,884)	(8,402)

25. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)	Transactions with related parties:

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison Holdings Limited (“CK Hutchison”)	—	5	1,914
An equity investee	1,322	3,849	6,350
	1,322	3,854	8,264
Revenue from research and development services from:
An equity investee	—	471	481
Purchases from:
An equity investee	2,168	2,777	3,651
Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	—	—	150
Rendering of management services from:
An indirect subsidiary of CK Hutchison	1,109	1,087	997
Divestment of subsidiaries to:
An indirect subsidiary of CK Hutchison (note (a))	—	—	5,103

(ii)	Balances with related parties included in:

	December 31,
	2025	2024

	(in US$’000)
Accounts receivable—related parties
An equity investee (note (b))	224	452
Amounts due from related parties
An equity investee (note (b) and (c))	51,796	7,899
Other payables and accruals
Indirect subsidiaries of CK Hutchison (note (d) and (e))	1,840	1,928
An equity investee (note (b) and (f))	78	88
	1,918	2,016
Amounts due to related parties (note (g))
An indirect subsidiary of CK Hutchison (note (e))	6,251	6,475
An equity investee (note (f))	74	142
	6,325	6,617

Notes:

(a)	On December 7, 2023, the Group completed a transaction to divest Hutchison Hain Organic (Hong Kong) Limited and HUTCHMED Science Nutrition Limited to an indirect subsidiary of CK Hutchison for proceeds of US$5,103,000. A gain on divestment of US$96,000 was recorded in other income for the year ended December 31, 2023.
(b)	Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities. No allowance for credit losses has been made for amounts due from related parties for the years ended December 31, 2025 and 2024.
(c)	As at December 31, 2025, dividends receivable of US$51,796,000 (December 31, 2024: US$6,795,000) was included in amounts due from related parties. As at December 31, 2025, the non-current portion $41,381,000 will be received no later than December 31, 2028.
(d)	Amounts due to indirect subsidiaries of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.
(e)	As at December 31, 2025 and 2024, a branding liability payable of US$1,538,000 was included in amounts due to related parties under other payables and accruals. As at December 31, 2025 and 2024, US$6,251,000 and US$6,475,000 of the branding liability payable was included in amounts due to related parties respectively.
(f)	Includes other deferred income representing amounts recognized from granting of commercial, promotion and marketing rights.
(g)	Amounts due to related parties of US$6,617,000 as at December 31, 2024 was separately presented from other non-current liabilities on the consolidated balance sheets to conform with current year presentation.

(iii)	Transactions with non-controlling shareholders of subsidiaries:

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Sales	51,139	54,532	66,417
Purchases	639	288	5,733
Dividends declared	—	1,000	9,068
Distribution service fee	22	216	369

(iv)	Balances with non-controlling shareholders of subsidiaries included in:

	December 31,
	2025	2024

	(in US$’000)
Accounts receivable	11,280	8,084
Accounts payable	90	77
Other payables and accruals	248	427

26. Income Taxes

(i)	Income tax expense/(benefit)

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Current tax
PRC (note (a) and (b))	63,748	1,723	1,767
US and others (note (c))	(22)	161	471
HK (note (d))	2	—	45
	63,728	1,884	2,283
Deferred income tax (benefit)/expense
PRC (note (a) and (b))	(492)	2,434	2,400
US and others	374	2,874	(137)
HK	—	—	(37)
	(118)	5,308	2,226
Income tax expense	63,610	7,192	4,509

Notes:

(a)	Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in relevant entities. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for a preferential tax rate of 15% for companies which qualify as HNTE. HUTCHMED Limited and its wholly-owned subsidiary HUTCHMED (Suzhou) Limited qualify as HNTE up to December 31, 2025 and 2026 respectively.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. For the years ended December 31, 2024 and 2023, since the equity holder of the equity investment in SHPL was a Hong Kong incorporated company and Hong Kong tax resident that met the aforesaid requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which were anticipated to be distributed. For the year ended December 31, 2025, following the divestment of 45% equity interest in SHPL (Note 22), the equity holder of the equity investment in SHPL no longer met the aforesaid requirements for the 5% withholding tax rate. Therefore, from the date of completion of the divestment, the deferred tax liabilities on the anticipated dividend distribution from retained earnings of SHPL was provided at 10% withholding tax rate. As at December 31, 2025, 2024 and 2023, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis of the distributable reserves of SHPL which will be distributed as dividends under related regulations.

Pursuant to PRC Bulletin on Issues of Enterprise Income Tax and Indirect Transfers of Assets by Non-PRC Resident Enterprises, an indirect transfer of a PRC resident enterprise by a non-PRC resident enterprise, via the transfer of an offshore intermediate holding company, shall be subject to PRC withholding tax under certain conditions.

(b)	Income tax expense in the PRC for the year ended December 31, 2025 mainly includes US$61.1 million comprising US$59.5 million arising from the divestment of 45% equity interest in SHPL (Note 22) calculated at 10% of the excess of the divestment proceeds over the cost of acquiring the equity investment in SHPL and additional US$1.6 million withholding tax accrued on declared dividends of SHPL up to the closing date of the said divestment as explained in note (a).
(c)	The Company’s subsidiary in the US with operations primarily in New Jersey is subject to US taxes, primarily federal and state taxes, which have been provided for at approximately 21% (federal) and 0% to 11.5% (state tax) on the estimated assessable profits over the reporting years. Certain income receivable by the Company is subject to US withholding tax of 30%. Certain of the Group’s subsidiaries are subject to corporate tax in the UK and EU countries at 25% and 19% to 25%, respectively, on the estimated assessable profits in relation to their presence in these countries.
(d)	The Company, its certain subsidiaries incorporated in the British Virgin Islands and Cayman Islands, and its Hong Kong subsidiaries are subject to Hong Kong profits tax where the standard Hong Kong profits tax rate is 16.5%. In addition, under the Hong Kong two-tiered profits tax rates regime, the first HK$2.0 million (US$0.3 million) of assessable profit of a qualifying corporation within the Group will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong profits tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.

After the prospective adoption of ASU 2023-09 for the year ended December 31, 2025, the reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the statutory tax rate of the Company against the Group’s income before income taxes and equity in earnings of equity investees is as follows. The statutory tax rate of HK is applied given that the Company satisfies the criteria for HK tax residency.

	Year Ended December 31, 2025
	(in US$’000)
Income before income taxes and equity in earnings of equity investees
PRC	471,147
US and others	93
HK	27,451
Income before income taxes and equity in earnings of equity investees	498,691
Tax calculated at the statutory tax rate of the Company	82,284	16.5%
Tax effects of:
Different tax jurisdictions
PRC
Different tax rate applicable to gain from divestment of an equity investee	(30,998)	-6.2%
Withholding tax on dividends and earnings from an equity investee	2,885	0.6%
Changes in valuation allowances	12,628	2.5%
Preferential tax deduction	(14,835)	-3.0%
Preferential tax rate difference	(2,090)	-0.4%
Expenses related to divestment of an equity investee	11,760	2.3%
Exchange difference	2,836	0.6%
Other items	3,331	0.6%
US and other tax jurisdictions	336	0.1%
Nontaxable interest income	(6,607)	-1.3%
Changes in valuation allowance	1,974	0.4%
Others	106	0.1%
Income tax expense	63,610	12.8%

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s (loss)/income before income taxes and equity in earnings of equity investees is as follows:

	Year Ended December 31,
	2024	2023

	(in US$’000)
(Loss)/income before income taxes and equity in earnings of equity investees	(1,107)	58,308
Tax calculated at the statutory tax rate of the Company	(183)	9,621
Tax effects of:
Different tax rates applicable in different jurisdictions	(2,400)	541
Tax valuation allowance	24,254	26,629
Preferential tax rate difference	(18)	(3,065)
Preferential tax deduction and credits	(22,608)	(32,667)
Expenses not deductible for tax purposes	10,129	7,086
Withholding tax on undistributed earnings of a PRC entity	2,323	2,386
Income not subject to tax	(5,719)	(5,826)
Temporary difference	998	(817)
Others	416	621
Income tax expense	7,192	4,509

(ii)	Deferred tax assets and liabilities

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2025	2024

	(in US$’000)
Deferred tax assets
Cumulative tax losses	318,320	297,775
Others	16,465	14,011
Total deferred tax assets	334,785	311,786
Less: Valuation allowance	(322,130)	(299,338)
	12,655	12,448
Deferred tax liabilities
Undistributed earnings from a PRC entity	255	2,990

The movements in deferred tax assets and liabilities are as follows:

	2025	2024	2023

	(in US$’000)
As at January 1	9,458	13,972	12,656
Movement of previously recognized withholding tax on undistributed earnings	2,781	740	3,674
(Charged)/Credited to the consolidated statements of operations
Withholding tax on undistributed earnings of a PRC entity	(51)	(2,323)	(2,385)
Deferred tax on amortization of intangible assets	—	6	18
Deferred tax on temporary differences, tax loss carried forward and research tax credits	169	(2,991)	142
Reclassification from current tax	—	—	11
Divestment of subsidiaries	—	—	(49)
Exchange differences	43	54	(95)
As at December 31	12,400	9,458	13,972

The deferred tax assets and liabilities are offset when the deferred income taxes relate to the same fiscal authority.

The cumulative tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2025	2024

	(in US$’000)
No expiry date	119,736	94,876
2025	—	34,066
2026	47,598	45,465
2027	61,117	58,373
2028	105,421	100,681
2029	174,283	166,441
2030	243,783	230,851
2031	386,281	368,881
2032	605,216	577,954
2033	171,510	163,785
2034	130,325	124,299
2035	49,972	—
	2,095,242	1,965,672

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

The table below summarizes changes in the deferred tax valuation allowance:

	2025	2024	2023

	(in US$’000)
As at January 1	299,338	283,522	264,639
Charged to consolidated statements of operations	14,558	24,254	26,629
Utilization of previously unrecognized tax losses	(3)	(2)	(39)
Write-off of tax losses	(5,277)	(612)	(112)
Divestment of subsidiaries	—	—	(433)
Others	119	20	—
Exchange differences	13,395	(7,844)	(7,162)
As at December 31	322,130	299,338	283,522

As at December 31, 2025, 2024 and 2023, the Group did not have any material unrecognized uncertain tax positions.

(iii)	Income tax payable

	2025	2024	2023

	(in US$’000)
As at January 1	1,549	2,580	1,112
Current tax	63,728	1,884	2,283
Withholding tax upon dividend declaration from a PRC entity	2,781	740	3,674
Tax paid (note)	(62,411)	(3,587)	(3,728)
Reclassification from prepaid tax	631	(41)	(397)
Reclassification to deferred tax	—	—	11
Reclassification to non-current liabilities	(4,287)	—	—
Divestment of subsidiaries	—	—	(177)
Exchange difference	92	(27)	(198)
As at December 31	2,083	1,549	2,580

Note: Income taxes paid (net of refunds) by jurisdiction for the year ended December 31, 2025 is as follows:

Year Ended December 31, 2025
(in US$’000)
PRC	62,358
US and others	53
HK	—
Total	62,411

27. Earnings Per Share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic earnings per share.

	Year Ended December 31,
	2025	2024	2023
Weighted average number of outstanding ordinary shares in issue	858,276,608	855,351,683	849,654,296
Net income attributable to the Company (US$’000)	456,909	37,729	100,780
Basic earnings per share attributable to the Company (US$ per share)	0.53	0.04	0.12

(ii)	Diluted earnings per share

Diluted earnings per share is calculated by dividing net income attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share options and LTIP awards issued by the Company using the treasury stock method.

	Year Ended December 31,
	2025	2024	2023
Weighted average number of outstanding ordinary shares in issue	858,276,608	855,351,683	849,654,296
Effect of share options and LTIP awards	14,614,512	17,477,446	19,542,052
Weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding	872,891,120	872,829,129	869,196,348
Net income attributable to the Company (US$’000)	456,909	37,729	100,780
Diluted earnings per share attributable to the Company (US$ per share)	0.52	0.04	0.12

28. Segment Reporting

The Group’s operating segments are Oncology/Immunology and Other Ventures.

Oncology/Immunology focuses on discovering, developing, and commercializing targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Oncology/Immunology is further segregated into two core business areas:

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

Other Ventures comprises other commercial businesses which include the sales, marketing, manufacture and distribution of other prescription drugs and healthcare products.

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

(i)Segment information:

	Year Ended December 31, 2025
	Oncology/Immunology
		Marketed		Other
	R&D	Products	Subtotal	Ventures	Unallocated	Total

	(in US$’000)
Revenue from external customers	71,183	214,356	285,539	262,973	—	548,512
Cost of revenue	—	(82,856)	(82,856)	(253,493)	—	(336,349)
Research and development expenses	(148,295)	—	(148,295)	—	—	(148,295)
Selling expenses	—	(32,212)	(32,212)	(4,094)	—	(36,306)
Administrative expenses	(34,332)	(1,614)	(35,946)	(4,754)	(26,022)	(66,722)
Gain on divestment of an equity investee	—	—	—	—	476,896	476,896
Interest income	879	—	879	88	48,910	49,877
Interest expense	(2,035)	—	(2,035)	(488)	(342)	(2,865)
Equity in earnings of equity investees, net of tax	(1,902)	—	(1,902)	24,553	—	22,651
Income tax expense	(658)	(388)	(1,046)	(568)	(61,996)	(63,610)
Other segment items	4,524	(319)	4,205	1,285	7,630	13,120
Net (loss)/income attributable to the Company	(110,636)	96,967	(13,669)	25,502	445,076	456,909
Depreciation/amortization	(11,814)	(1,312)	(13,126)	(106)	(76)	(13,308)
Additions to non-current assets (other than financial instruments and deferred tax assets)	10,331	20,000	30,331	201	64	30,596

	Year Ended December 31, 2024
	Oncology/Immunology
		Marketed		Other
	R&D	Products	Subtotal	Ventures	Unallocated	Total

	(in US$’000)
Revenue from external customers	91,831	271,534	363,365	266,836	—	630,201
Cost of revenue	—	(92,783)	(92,783)	(256,101)	—	(348,884)
Research and development expenses	(212,109)	—	(212,109)	—	—	(212,109)
Selling expenses	—	(44,287)	(44,287)	(4,330)	—	(48,617)
Administrative expenses	(36,126)	(784)	(36,910)	(4,996)	(22,390)	(64,296)
Interest income	818	—	818	182	39,080	40,080
Interest expense	(1,825)	—	(1,825)	(653)	(394)	(2,872)
Equity in earnings of an equity investee, net of tax	—	—	—	46,469	—	46,469
Income tax expense	(3,475)	(841)	(4,316)	(513)	(2,363)	(7,192)
Other segment items	3,662	(176)	3,486	830	633	4,949
Net (loss)/income attributable to the Company	(157,224)	132,663	(24,561)	47,724	14,566	37,729
Depreciation/ amortization	(11,331)	(762)	(12,093)	(158)	(90)	(12,341)
Additions to non-current assets (other than financial instruments and deferred tax assets)	13,442	—	13,442	2,194	1,234	16,870

	Year Ended December 31, 2023
	Oncology/Immunology
		Marketed		Other
	R&D	Products	Subtotal	Ventures	Unallocated	Total

	(in US$’000)
Revenue from external customers	364,451	164,165	528,616	309,383	—	837,999
Cost of revenue	—	(91,726)	(91,726)	(292,721)	—	(384,447)
Research and development expenses	(302,001)	—	(302,001)	—	—	(302,001)
Selling expenses	—	(45,505)	(45,505)	(7,887)	—	(53,392)
Administrative expenses	(46,134)	(1,832)	(47,966)	(5,435)	(26,383)	(79,784)
Interest income	802	—	802	455	34,888	36,145
Interest expense	(279)	—	(279)	(38)	(442)	(759)
Equity in earnings of an equity investee, net of tax	—	—	—	47,295	—	47,295
Income tax expense	(628)	(159)	(787)	(1,201)	(2,521)	(4,509)
Other segment items	9,293	715	10,008	421	(6,196)	4,233
Net income/(loss) attributable to the Company	25,504	25,658	51,162	50,272	(654)	100,780
Depreciation/amortization	(7,640)	—	(7,640)	(344)	(223)	(8,207)
Additions to non-current assets (other than financial instruments and deferred tax assets)	41,338	—	41,338	330	86	41,754

	December 31, 2025
	Oncology/Immunology
		Marketed		Other
	R&D	Products	Subtotal	Ventures	Unallocated	Total

	(in US$’000)
Total assets	175,378	91,353	266,731	117,359	1,369,007	1,753,097
Property, plant and equipment	94,194	—	94,194	370	59	94,623
Right-of-use assets	1,451	—	1,451	918	658	3,027
Leasehold land	10,954	—	10,954	—	—	10,954
Intangible asset (note)	—	8,941	8,941	—	—	8,941
Goodwill	—	—	—	3,112	—	3,112
Investment in equity investees	5,725	—	5,725	5,140	—	10,865

Note: During the year ended December 31, 2025, tazemetostat was granted approval by the National Medical Products Administration of China for the treatment of adult patients with relapsed or refractory follicular lymphoma with EZH2 mutation, triggering a US$10 million milestone payment, and a corresponding intangible asset was recognized.

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

Unallocated mainly represent corporate expenses which include corporate administrative costs, corporate employee benefit expenses and the relevant share-based compensation expenses, net of interest income, as well as other one-off items. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

(ii)Geographic information:

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Revenue from external customers:
PRC	407,454	452,413	484,895
US and Others	141,058	177,788	353,104
	548,512	630,201	837,999

	December 31,
	2025			2024
		US and			US and
	PRC	Others	Total	PRC	Others	Total

	(in US$’000)
Total assets	1,705,638	47,459	1,753,097	1,212,722	61,474	1,274,196
Property, plant and equipment	94,183	440	94,623	91,849	649	92,498
Right-of-use assets	2,489	538	3,027	4,086	411	4,497
Leasehold land	10,954	—	10,954	10,706	—	10,706
Other intangible asset	8,941	—	8,941	—	—	—
Goodwill	3,112	—	3,112	2,990	—	2,990
Investment in equity investees	5,140	5,725	10,865	77,765	—	77,765
Investment in equity security	—	—	—	5,000	—	5,000

(iii)Other information:

A summary of customers which accounted for over 10% of the Group’s revenue for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Customer A	141,058	177,789	353,104
Customer B	75,759	85,361	84,065

Customer A and B are included in Oncology/Immunology.

29. Note to Consolidated Statements of Cash Flows

Reconciliation of net income for the year to net cash (used in)/generated from operating activities:

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Net income	457,732	38,170	101,094
Adjustments to reconcile net income to net cash (used in)/generated from operating activities
Depreciation and amortization	13,308	12,341	8,207
(Gain)/loss on disposals of property, plant and equipment	(21)	10	86
Impairment of property, plant and equipment	89	2,915	3,678
Provision for excess and obsolete inventories, net	(213)	645	552
Provision for credit losses, net	(75)	(98)	125
Share-based compensation expense—share options	2,513	3,069	6,184
Share-based compensation expense—LTIP	12,779	18,540	30,416
Equity in earnings of equity investees, net of tax	(22,651)	(46,469)	(47,295)
Gain from divestment of equity investees	(476,896)	—	(45)
Dividends received from SHPL	6,987	34,936	42,308
Gain on investment in ImageneBio	(2,037)	—	—
Out-licensing income from Inmagene	—	(5,000)	—
Changes in income tax balances	1,199	3,605	780
Changes in right-of-use assets	1,572	51	3,692
Gain from divestment of subsidiaries	—	—	(96)
Unrealized currency translation loss/(gain)	1,921	(49)	(1,574)
Changes in operating assets and liabilities
Accounts receivable	28,862	(38,545)	(21,336)
Other receivables, prepayments and deposits	(4,635)	(3,256)	8,624
Amounts due from related parties	(3)	228	(339)
Inventories	9,542	(772)	4,135
Accounts payable	3,012	6,194	(32,542)
Other payables and accruals	(48,551)	2,433	(4,409)
Lease liabilities	(2,423)	325	(1,752)
Deferred revenue	(49,564)	(25,966)	119,810
Other non-current assets	1,540	(1,408)	364
Amounts due to related parties	(292)	(1,452)	(1,402)
Other non-current liabilities	1,648	50	(7)
Total changes in operating assets and liabilities	(60,864)	(62,169)	71,146
Net cash (used in)/generated from operating activities	(64,657)	497	219,258

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

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to seek damages. On October 21, 2021 (and a decision on costs and interest in December 2021), the Group was awarded an amount of US$36.0 million (RMB253.2 million) with interest of 5.5% per annum from the date of the award until payment and recovery of costs of approximately US$2.2 million (collectively the “Award”). On June 27, 2022, Luye provided the Group a bank guarantee of up to RMB286.0 million (updated to RMB335.2 million on February 28, 2026) to cover the Award amounts, pending the outcome of an application by Luye to the High Court of Hong Kong to set aside the Award and subsequent appeals. On July 26, 2022, Luye’s application to set aside the Award was dismissed by the High Court with costs awarded in favor of the Group. On October 7, 2022, Luye filed a Notice of Appeal to the Court of Appeal regarding the dismissal and the notice was accepted on November 8, 2022. On June 6, 2023, an appeal hearing filed by Luye was heard by the Court of Appeal and judgment is awaited. The legal proceedings are ongoing and as no Award amounts have been received as at the issuance date of these consolidated financial statements, no Award amounts have been recognized and no adjustment has been made to Seroquel-related balances as at December 31, 2025. Such Seroquel-related balances include accounts receivable, accounts payable and other payables of US$1.1 million, US$0.9 million and US$1.2 million respectively.

31. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries in the PRC are required to make certain appropriations of net after-tax profits or increases in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$2.0 million and US$1.6 million as at December 31, 2025 and 2024 respectively, which excludes the Company’s subsidiaries with a shareholders’ deficit. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company’s subsidiaries in the PRC due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

In addition, the Group has an equity investee in the PRC, where the Group’s equity in undistributed earnings amounted to US$2.6 million and US$59.8 million as at December 31, 2025 and 2024 respectively.

32. Subsequent Events

The Group evaluated subsequent events through March 5, 2026, which is the date when the consolidated financial statements were issued.

SHANGHAI HUTCHISON

PHARMACEUTICALS LIMITED

Report of Independent Auditors

To the Board of Directors of Shanghai Hutchison Pharmaceuticals Limited

Opinion

We have audited the accompanying consolidated financial statements of Shanghai Hutchison Pharmaceuticals Limited and its subsidiary (the “Group”), which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Group and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern for at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

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

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

In performing an audit in accordance with US GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 5, 2026

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Income Statements

(in US$’000)

		Year Ended December 31,
	Note	2025	2024	2023
Revenue	5	422,902	393,525	385,483
Cost of sales		(112,630)	(107,001)	(101,122)
Gross profit		310,272	286,524	284,361
Selling expenses		(167,372)	(152,004)	(150,717)
Administrative expenses		(18,453)	(16,923)	(16,821)
Research and development expenses		(13,422)	(13,782)	(9,286)
Other net operating income	6	5,571	5,155	5,027
Operating profit	7	116,596	108,970	112,564
Finance costs	15	(41)	(46)	(79)
Profit before taxation		116,555	108,924	112,485
Taxation charge	8	(18,762)	(15,995)	(17,022)
Profit for the year		97,793	92,929	95,463

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Comprehensive Income

(in US$’000)

	Year Ended December 31,
	2025	2024	2023
Profit for the year	97,793	92,929	95,463
Other comprehensive (loss)/ income that has been or may be reclassified subsequently to profit or loss:
Exchange translation differences	(1,614)	1,008	755
Other comprehensive income/ (loss) that will not be reclassified to profit or loss:
Exchange translation differences	4,095	(4,814)	1,565
Total comprehensive income	100,274	89,123	97,783

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Financial Position

(in US$’000)

		December 31,
	Note	2025	2024
Assets
Current assets
Cash and cash equivalents	10	85,900	48,160
Short-term investment	10	—	2,718
Trade and bills receivables	11	19,817	20,011
Other receivables, prepayments and deposits	12	3,720	2,345
Inventories	13	126,291	140,473
Total current assets		235,728	213,707
Property, plant and equipment	14	48,305	50,671
Right-of-use assets	15	1,965	561
Leasehold land		5,762	5,654
Other intangible assets		2,879	2,959
Deferred tax assets	16	7,337	7,844
Other non-current assets		315	321
Total assets		302,291	281,717
Liabilities and shareholders’ equity
Current liabilities
Trade payables	17	10,764	15,443
Other payables, accruals and advance receipts	18	188,199	108,541
Current tax liabilities	19	2,877	1,495
Lease liabilities	15	782	675
Total current liabilities		202,622	126,154
Deferred income		1,597	1,930
Lease liabilities	15	1,466	70
Other non-current liabilities		1,902	1,859
Total liabilities		207,587	130,013
Shareholders’ equity
Share capital		33,382	33,382
Reserves		1,213	(11,048)
Retained earnings		60,109	129,370
Total shareholders’ equity		94,704	151,704
Total liabilities and shareholders’ equity		302,291	281,717

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Changes in Equity

(in US$’000)

	Share	Exchange	General	Retained	Total
	capital	reserve	reserves	earnings	equity
As at January 1, 2023	33,382	(10,635)	1,043	117,569	141,359
Profit for the year	—	—	—	95,463	95,463
Other comprehensive income
Exchange translation differences	—	2,320	—	—	2,320
Total comprehensive income	—	2,320	—	95,463	97,783
Transfer between reserves	—	—	30	(30)	—
Dividends declared to shareholders	—	—	—	(146,974)	(146,974)
As at December 31, 2023	33,382	(8,315)	1,073	66,028	92,168
Profit for the year	—	—	—	92,929	92,929
Other comprehensive loss
Exchange translation differences	—	(3,806)	—	—	(3,806)
Total comprehensive (loss)/income	—	(3,806)	—	92,929	89,123
Dividends declared to shareholders (Note 18)	—	—	—	(29,587)	(29,587)
As at December 31, 2024	33,382	(12,121)	1,073	129,370	151,704
Profit for the year	—	—	—	97,793	97,793
Other comprehensive income
Exchange translation differences	—	2,481	—	—	2,481
Total comprehensive income	—	2,481	—	97,793	100,274
Transfer between reserves	—	—	9,780	(9,780)	—
Dividends declared to shareholders (Note 18)	—	—	—	(157,274)	(157,274)
As at December 31, 2025	33,382	(9,640)	10,853	60,109	94,704

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Year Ended December 31,
	Note	2025	2024	2023
Operating activities
Net cash generated from operations	20	136,102	122,050	96,080
Interest received		1,122	585	645
Income tax paid	19	(17,336)	(15,300)	(18,709)
Net cash generated from operating activities		119,888	107,335	78,016
Investing activities
Purchase of property, plant and equipment		(2,768)	(4,009)	(5,691)
Purchase of intangible assets		(338)	(467)	(797)
Proceeds from/(deposits in) short-term investment		2,795	(2,769)	—
Proceeds from disposal of property, plant and equipment		18	22	12
Net cash used in investing activities		(293)	(7,223)	(6,476)
Financing activities
Dividends paid to shareholders		(84,139)	(69,231)	(84,615)
Lease payments	15	(627)	(766)	(810)
Net cash used in financing activities		(84,766)	(69,997)	(85,425)
Net increase/(decrease) in cash and cash equivalents		34,829	30,115	(13,885)
Effect of exchange rate changes on cash and cash equivalents		2,911	(1,084)	(909)
		37,740	29,031	(14,794)
Cash and cash equivalents
Cash and cash equivalents at beginning of year		48,160	19,129	33,923
Cash and cash equivalents at end of year		85,900	48,160	19,129

The accompanying notes are an integral part of these consolidated financial statements.

Shanghai Hutchison Pharmaceuticals Limited

Notes to the Consolidated Financial Statements

1.General Information

Shanghai Hutchison Pharmaceuticals Limited (the “Company”) and its wholly owned subsidiary, Shanghai Shangyao Hutchison Whampoa GSP Company Limited (together the “Group”) are principally engaged in manufacturing, selling and distribution of prescription drug products. The Group has manufacturing plants in the People’s Republic of China (the “PRC”) and sells mainly in the PRC.

The Company was incorporated in the PRC on April 30, 2001 as a Chinese-Foreign Equity joint venture. Prior to April 25, 2025, the Company was jointly controlled by Shanghai HUTCHMED Investment (HK) Limited (“SHHCMI(HK)L”) and Shanghai Traditional Chinese Medicine Co., Ltd (“SHTCML”).

On April 25, 2025, SHHCMI(HK)L completed the divestment of an aggregate 45% equity interest out of 50% in the Company to GP Zhicheng Private Equity Investment Fund Partnership (Limited Partnership) for 25.1247% equity interest, Shanghai GP Zhibaihe Enterprise Management Partnership (Limited Partnership) for 9.8753% equity interest and Shanghai Pharmaceuticals Holding Co., Ltd. (“SPHCL”) for 10% equity interest. Consequently, SPHCL is the holding company of the Company with aggregate 60% direct and indirect shareholding. Shanghai Industrial Investment (Holdings) Co., Ltd (“SIIC”) is the ultimate holding company of the Company.

These consolidated financial statements are presented in United States dollars (“US$”), unless otherwise stated and have been approved for issue by the Company’s Board of Directors on March 5, 2026.

2.Summary of Accounting Policies

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

During the year, the Group has adopted all of the new and revised standards, amendments and interpretations issued by the IASB that are relevant to the Group’s operations and mandatory for annual periods beginning January 1, 2025. The adoption of these new and revised standards, amendments and interpretations did not have any material effects on the Group’s results of operations or financial position.

The following standards, amendments and interpretations were issued but not yet effective for the financial year ended December 31, 2025 and have not been early adopted by the Group:

IFRS 9 and IFRS 7 (Amendments) (1)	Classification and Measurement of Financial Instruments
IFRS 9 and IFRS 7 (Amendments) (1)	Contracts Referencing Nature–dependent Electricity
IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7 (1)	Annual Improvements to IFRS Accounting Standards — Volume 11
IFRS 18 (2)	Presentation and Disclosure in Financial Statements
IFRS 19 (2)	Subsidiaries without Public Accountability: Disclosures
IAS 21 (Amendments) (2)	Translation to a Hyperinflationary Presentation Currency
IFRS 10 and IAS 28 (Amendments) (3)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

(1)Effective for the Group for annual periods beginning on or after 1 January 2026.

(2)Effective for the Group for annual periods beginning on or after 1 January 2027.

(3)Effective date to be determined.

The adoption of standards, amendments and interpretations listed above in future periods is not expected to have any material effects on the Group’s results of operations or financial position.

(a)Material Accounting Policies

(i)Property, Plant and Equipment

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

(ii)Research and Development

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

(iii)Financial Liabilities and Equity Instruments

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

(iv)Current and Deferred Income Tax

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

(v)Revenue and Income Recognition

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

(b)Other Accounting Policies

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

(ii)Subsidiaries

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

(iii)Foreign Currency Translation

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

(iv)Impairment of Non-Financial Assets

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

(v)Inventories

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

(vi)Trade and Bills Receivables

Trade and bills receivables are recognized initially at the amount of consideration, which is unconditional. Trade and bills receivables solely represent payments of principal and interest, if any, and the Group holds such financial assets with the objective to collect its contractual cash flows. Therefore, the Group measures them subsequently at amortized cost using the effective interest method, less any loss allowance. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade and bills receivables. To measure the expected credit losses, trade and bills receivables have been grouped based on shared credit risk characteristics and the days past due.

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

(ix)Leases

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

Leasehold land is accounted as lease under IFRS 16. Amortization is computed using the straight-line basis over the lease period of 50 years.

(x)Government Incentives

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

(xi)Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers. The Company’s Board of Directors, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the steering committee that makes strategic decisions.

(xii) General Reserves

In accordance with the laws applicable to Foreign Investment Enterprises established in the PRC, prior to January 1, 2025, the Company made appropriations to certain non-distributable reserve funds including the general reserve fund, the enterprise expansion fund and the staff bonus and welfare fund. The amount of appropriations to these funds were made at the discretion of the Company’s Board of Directors.

Starting from January 1, 2025, in accordance with the Company Law of the People’s Republic of China, the Foreign Investment Law of the People’s Republic of China, the Ministry of Finance’s ‘Notice on Accounting Treatment Issues Following the Implementation of the Company Law and the Foreign Investment Law’ (Cai Zi [2025] No. 101) and the amended Company’s Articles of Association, the Company makes appropriations to the statutory surplus reserve, which should be 10% of after-tax profits and appropriations are not required if the statutory surplus reserve has reached 50% of the registered capital of the Company.

3.Financial Risk Management

(a)Financial risk factors

The Group’s activities expose it to a variety of financial risks, including credit risk and liquidity risk. The Group does not use any derivative financial instruments for speculative purposes.

(i)Credit risk

The carrying amounts of cash and cash equivalents, trade and bills receivables and other receivables included in the consolidated statements of financial position represent the Group’s maximum exposure to credit risk of the counterparty in relation to its financial assets.

The Group recognizes an allowance for expected credit losses (“ECLs”) on financial assets not carried at fair value. ECLs are calculated over the expected life of the financial assets on an individual or a portfolio basis considering information available about the counterparties’ credit situation and collectability of the specific cash flows, including information about past events, current conditions and future forecasts.

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

(ii)Liquidity risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding when necessary. The Group’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term.

As at December 31, 2025 and 2024, in addition to future lease payments due based on the lease term (Note 15) and non-current liabilities, all of the Group’s other current financial liabilities are mainly due for settlement within twelve months and the Group expects to meet all liquidity requirements.

(b)Capital risk management

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

The liabilities to assets ratio as at December 31, 2025 and 2024 was as follows:

	December 31,
	2025	2024

	(in US$’000)
Total liabilities	207,587	130,013
Total assets	302,291	281,717
Liabilities to assets ratio	68.7%	46.2%

(c)Fair value estimation

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

4.Critical Accounting Estimates and Judgements

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

(a)Sales rebates

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

(b)Useful lives of property, plant and equipment

The Group has made substantial investments in property, plant and equipment. Changes in technology or changes in the intended use of these assets may cause the estimated period of use or value of these assets to change.

(c)Deferred income tax

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

5.Revenue and Segment Information

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

The segment information is as follows:

	Year Ended December 31, 2025
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Revenue from external customers	418,035	4,867	422,902
Cost of inventories recognized as expense	(78,207)	(4,058)	(82,265)
Research and development expenses	(13,422)	—	(13,422)
Movement on the provision for excess and obsolete inventories	(259)	(402)	(661)
Employee benefit expenses (Note 9)	(131,413)	(2,529)	(133,942)
Interest income	523	293	816
Operating profit/(loss)	119,663	(3,067)	116,596
Finance costs	(36)	(5)	(41)
Income tax expense	(18,762)	—	(18,762)
Depreciation of property, plant and equipment	(7,116)	(4)	(7,120)
Additions to non-current assets (other than financial instruments and deferred tax assets)	4,515	348	4,863

	December 31, 2025
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Total segment assets	297,716	4,575	302,291

	Year Ended December 31, 2024
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Revenue from external customers	387,615	5,910	393,525
Cost of inventories recognized as expense	(73,064)	(4,078)	(77,142)
Research and development expenses	(13,782)	—	(13,782)
Movement on the provision for excess and obsolete inventories	(1,767)	(86)	(1,853)
Employee benefit expenses (Note 9)	(119,017)	(2,343)	(121,360)
Interest income	486	282	768
Operating profit/(loss)	112,785	(3,815)	108,970
Finance costs	(44)	(2)	(46)
Income tax expense	(15,995)	—	(15,995)
Depreciation for property, plant and equipment	(6,884)	(4)	(6,888)
Additions to non-current assets (other than financial instruments and deferred tax assets)	4,389	172	4,561

	December 31, 2024
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Total segment assets	276,020	5,697	281,717

	Year Ended December 31, 2023
	Manufacturing	Distribution
	business	business	Total

	PRC
	(in US$’000)
Revenue from external customers	373,376	12,107	385,483
Cost of inventories recognized as expense	(63,364)	(7,364)	(70,728)
Research and development expenses	(9,286)	—	(9,286)
Movement on the provision for excess and obsolete inventories	(2,121)	—	(2,121)
Employee benefit expenses (Note 9)	(114,276)	(2,850)	(117,126)
Interest income	427	327	754
Operating profit/(loss)	113,468	(904)	112,564
Finance costs	(76)	(3)	(79)
Income tax expense	(17,022)	—	(17,022)
Depreciation for property, plant and equipment	(6,904)	(5)	(6,909)
Additions to non-current assets (other than financial instruments and deferred tax assets)	4,207	54	4,261

Revenue from external customers is after elimination of inter-segment sales. The amount eliminated was US$96.1 million for 2025 (2024: US$83.6 million; 2023: US$80.5 million). Sales between segments are carried out at mutually agreed terms. Revenue from external customers from the manufacturing business is for sales of drug products which are recognized at a point in time. Revenue from external customers from the distribution business are for sales of healthcare products which are recognized at a point in time and provision of services which are recognized over time.

A summary of customers which accounted for over 10% of the Group’s revenue for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Customer A	87,001	83,316	74,822
Customer B	75,250	64,503	68,448
Customer C	59,177	57,954	53,416
Customer D	55,598	50,703	48,088

6.Other Net Operating Income

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Interest income	816	768	754
Net foreign exchange gain/(loss)	23	(30)	(78)
Government incentives (Note)	4,825	4,551	4,414
Other operating loss	(93)	(134)	(63)
	5,571	5,155	5,027

Note: Government incentives related to income of approximately US$4.0 million for the year ended December 31, 2025 (2024: US$3.8 million; 2023: US$3.6 million) are mainly government grants related to research expenses and enterprise development.

Government incentives related to assets of approximately US$0.8 million for the year ended December 31, 2025 (2024: US$0.8 million; 2023: US$0.8 million) are mainly government grants related to manufacturing equipment.

7.Operating Profit

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Operating profit	116,596	108,970	112,564

Operating profit is stated after charging/(crediting) the following:

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Cost of inventories recognized as expense	82,265	77,142	70,728
Research and development expense	13,422	13,782	9,286
Depreciation of property, plant and equipment	7,120	6,888	6,909
Loss on disposal of property, plant and equipment	7	19	24
Loss on disposal of other intangible asset	—	—	8
Amortization of leasehold land	155	153	158
Amortization of other intangible assets	553	768	796
Depreciation charge of right-of-use assets and lease expenses	836	864	872
Movement on the provision for trade receivables	7	49	—
Movement on the provision for other receivables	—	2	—
Movement on the provision for other non-current assets	(9)	18	—
Movement on the provision for excess and obsolete inventories	661	1,853	2,121
Auditor’s remuneration	217	215	221
Employee benefit expenses (Note 9)	133,942	121,360	117,126

8.Taxation Charge

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Current tax (Note 19)	17,922	15,753	17,197
Deferred income tax (Note 16)	840	242	(175)
Taxation charge	18,762	15,995	17,022

The taxation charge on the Group’s profit before taxation differs from the theoretical amount that would arise using the Group’s weighted average tax rate as follows:

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Profit before taxation	116,555	108,924	112,485
Tax calculated at the statutory tax rates of respective companies	29,139	27,231	28,121
Tax effects of:
Expenses not deductible for tax purposes	2,645	1,094	1,628
Utilization of unrecognized temporary differences	—	—	(518)
Tax concession (note)	(12,994)	(12,279)	(12,540)
(Over)/under provision in prior years	(28)	(51)	331
Taxation charge	18,762	15,995	17,022

Note: The Company has been granted the High and New Technology Enterprise (“HNTE”) status. Accordingly, the Company is subject to a preferential income tax rate of 15% in 2025 and renew the HNTE status in 2026 (2024: 15%; 2023: 15%). Certain research and development expenses are also eligible for super-deduction such that 200% of qualified expenses incurred are deductible against taxable profits for tax purposes (2024: 200%; 2023: 200%).

The weighted average tax rate calculated at the statutory tax rates of respective companies was 25%. The effective tax rate for the year ended December 31, 2025 was 16.1% (2024: 14.7%; 2023: 15.1%).

9.Employee Benefit Expenses

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Wages, salaries and bonuses	102,684	93,356	90,372
Pension costs—defined contribution plans	11,816	11,094	10,444
Staff welfare	19,442	16,910	16,310
	133,942	121,360	117,126

Employee benefit expenses of approximately US$23.6 million for the year ended December 31, 2025 (2024: US$22.1 million; 2023: US$22.8 million) are included in cost of sales.

10.Cash and Cash Equivalents and Short-term Investment

	December 31,
	2025	2024

	(in US$’000)
Cash and cash equivalents	85,900	48,160
Short-term investment	—	2,718
	85,900	50,878

The cash and bank balances denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

11.Trade and Bills Receivables

	December 31,
	2025	2024

	(in US$’000)
Trade receivables—third parties	15,165	14,665
Trade receivables—related parties (Note 22(b))	1,913	2,283
Bills receivables	2,797	3,112
Loss allowance	(58)	(49)
Trade and bills receivable, net	19,817	20,011

All trade and bills receivables are denominated in RMB and are due within one year from the end of the reporting period. The carrying values of trade and bills receivables approximate their fair values due to their short-term maturities.

Movements on the loss allowance:

	December 31,
	2025	2024	2023

	(in US$’000)
As at January 1	49	—	—
Increase in loss allowance	7	49	—
Exchange difference	2	—	—
As at December 31	58	49	—

12.Other Receivables, Prepayments and Deposits

	December 31,
	2025	2024

	(in US$’000)
Prepayments to suppliers	1,516	1,235
Interest receivables	18	308
Deposits	875	654
Prepaid tax (Note 19)	565	—
Value - added tax receivables	525	—
Others	221	148
	3,720	2,345

13.Inventories

	December 31,
	2025	2024

	(in US$’000)
Raw materials	56,006	44,661
Work in progress	38,602	65,120
Finished goods	31,683	30,692
	126,291	140,473

14.Property, Plant and Equipment

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2025	65,920	864	27,487	12,610	—	106,881
Additions	—	196	1,418	491	371	2,476
Disposals	(6)	—	(306)	(198)	—	(510)
Transfers	—	—	371	—	(371)	—
Exchange differences	3,109	44	1,323	601	—	5,077
As at December 31, 2025	69,023	1,104	30,293	13,504	—	113,924
Accumulated depreciation and impairment
As at January 1, 2025	26,902	747	19,146	9,415	—	56,210
Depreciation	3,435	120	2,438	1,127	—	7,120
Disposals	(5)	—	(282)	(198)	—	(485)
Exchange differences	1,332	37	943	462	—	2,774
As at December 31, 2025	31,664	904	22,245	10,806	—	65,619
Net book value
As at December 31, 2025	37,359	200	8,048	2,698	—	48,305

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total

	(in US$’000)
Cost
As at January 1, 2024	67,785	888	25,737	11,675	300	106,385
Additions	—	—	2,258	1,247	456	3,961
Disposals	—	—	(237)	(235)	—	(472)
Transfers	—	—	484	269	(753)	—
Exchange differences	(1,865)	(24)	(755)	(346)	(3)	(2,993)
As at December 31, 2024	65,920	864	27,487	12,610	—	106,881
Accumulated depreciation and impairment
As at January 1, 2024	24,227	607	17,641	8,809	—	51,284
Depreciation	3,404	159	2,225	1,100	—	6,888
Disposals	—	—	(196)	(235)	—	(431)
Exchange differences	(729)	(19)	(524)	(259)	—	(1,531)
As at December 31, 2024	26,902	747	19,146	9,415	—	56,210
Net book value
As at December 31, 2024	39,018	117	8,341	3,195	—	50,671

15.Leases

Leases consisted of the following:

	December 31,
	2025	2024

	(in US$’000)
Right-of-use assets:
Offices	1,965	561
Lease liabilities—current	782	675
Lease liabilities—non-current	1,466	70
	2,248	745

Lease activities are summarized as follows:

	Year Ended December 31,
	2025	2024

	(in US$’000)
Lease expenses: Short-term leases with lease terms equal or less than 12 months	155	220
Depreciation charge of right-of-use assets	681	644
Interest expense (included in finance costs)	41	46
Cash paid on lease liabilities	627	766
Cash paid on short-term leases	123	226
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	2,040	133

Lease contracts are typically within a period of 1 to 5 years. The weighted average remaining lease term and weighted average discount rate as at December 31, 2025 was 3.0 years (2024: 1.1 years) and 3.03% (2024: 4.51%) respectively.

Future lease payments are as follows:

	December 31,
	2025	2024

	(in US$’000)
Lease payments:
Not later than 1 year	836	688
Between 1 to 2 years	770	46
Between 2 to 3 years	736	20
Between 3 to 4 years	—	6
Total lease payments	2,342	760
Less: Discount factor	(94)	(15)
Total lease liabilities	2,248	745

16.Deferred Tax Assets

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2025	2024

	(in US$’000)
Deferred tax assets
Accrued expenses	8,052	7,928
Others	2,443	2,678
Total deferred tax assets	10,495	10,606
Deferred tax liabilities
Accelerated depreciation allowances and others	3,158	2,762
Total deferred tax liabilities	3,158	2,762
Net deferred tax assets	7,337	7,844

The movements in deferred tax assets and liabilities are as follows:

	2025	2024	2023

	(in US$’000)
As at January 1	7,844	8,330	8,327
(Debited)/credited to the consolidated income statements
—Accrued expenses, provisions, deferred income, accelerated depreciation and other temporary differences	(840)	(242)	175
Exchange differences	333	(244)	(172)
As at December 31	7,337	7,844	8,330

The Group’s deferred tax assets are mainly temporary differences including accrued expenses, provisions, deferred income, accelerated depreciation and other temporary differences. There is no deferred tax assets in respect of tax losses which have not been recognized in the consolidated financial statements as at December 31, 2025 (2024: nil).

17.Trade Payables

	December 31,
	2025	2024

	(in US$’000)
Trade payables—third parties	8,314	11,385
Trade payables—related parties (Note 22(b))	2,450	4,058
	10,764	15,443

All trade payables are denominated in RMB and due within one year from the end of the reporting period. The carrying value of trade payables approximates their fair values due to their short-term maturities.

18.Other Payables, Accruals and Advance Receipts

	December 31,
	2025	2024

	(in US$’000)
Accrued salaries and benefits	30,626	23,010
Accrued sales rebates and marketing expenses	54,318	57,492
Value‑added tax and tax surcharge payables	2,307	3,522
Payments in advance from customers (Note (a))	3,045	5,069
Dividend payable (Note b) (Note 22 (b))	93,241	13,590
Others	4,662	5,858
	188,199	108,541

Note:

(a)

Substantially all customer balances as at December 31, 2024 were recognized to revenue during the year ended December 31, 2025. Additionally, substantially all customer balances as at December 31, 2025 are expected to be recognized to revenue within one year upon transfer of goods or services as the contracts have an expected duration of one year or less.

(b)

On October 23, 2024, the Company declared a dividend of RMB211.7 million (US$29.6 million), of which RMB111.7 million (US$15.4 million) and RMB 100.0 million (US$14.0 million) was distributed during the years ended December 31, 2024 and 2025 respectively.

On April 24, 2025 and April 25, 2025, the Company declared an aggregated amount of dividend of RMB 1,157.3 million (US$157.3 million), of which RMB 502.1 million (US$70.2 million) has been distributed during the year ended December 31, 2025 and RMB 655.2 million (US$93.2 million) has been recorded as dividend payable under other payables, accruals and advance receipts as at December 31, 2025.

19.Current Tax Liabilities

	2025	2024	2023

	(in US$’000)
As at January 1	1,495	1,163	2,791
Current tax (Note 8)	17,922	15,753	17,197
Tax paid	(17,336)	(15,300)	(18,709)
Exchange difference	231	(121)	(116)
Reclassification to prepaid tax (Note 12)	565	—	—
As at December 31	2,877	1,495	1,163

20.Notes to the Consolidated Statements of Cash Flows

Reconciliation of profit for the year to net cash generated from operations:

	2025	2024	2023

	(in US$’000)
Profit for the year	97,793	92,929	95,463
Adjustments to reconcile profit for the year to net cash generated from operations
Taxation charge	18,762	15,995	17,022
Finance costs	41	46	79
Interest income	(816)	(768)	(754)
Depreciation on property, plant and equipment	7,120	6,888	6,909
Loss on disposal of property, plant and equipment	7	19	24
Loss on disposal of other intangible asset	—	—	8
Amortization of leasehold land	155	153	158
Amortization of other intangible assets	553	768	796
Depreciation charge of right-of-use assets	681	644	665
Provision for excess and obsolete inventories	661	1,853	2,121
Movement on the provision for trade receivables	7	49	—
Movement on the provision for other receivables	—	2	—
Movement on the provision for other non-current assets	(9)	18	—
Exchange differences	1,099	(436)	(3,019)
Changes in operating assets and liabilities:
Trade and bills receivables	1,110	(4,981)	6,255
Other receivables, prepayments and deposits	(987)	11	1,510
Inventories	19,773	17,550	(11,331)
Trade payables	(5,310)	(7,883)	741
Other payables, accruals and advance receipts	(4,122)	229	(20,012)
Deferred income	(416)	(1,036)	(555)
Total changes in operating assets and liabilities	10,048	3,890	(23,392)
Net cash generated from operations	136,102	122,050	96,080
Supplemental disclosure for non-cash activities
Lease liabilities recognized from obtaining right-of-use assets	(2,040)	(133)	(78)

21.Capital Commitments

The Group had the following capital commitments:

December 31,
2025
(in US$’000)
Property, plant and equipment
Contracted but not provided for	909

Capital commitments for property, plant and equipment are mainly for improvements to the Group’s plant.

22.Significant Related Party Transactions

The Group has the following significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(a)Transactions with related parties:

	Year Ended December 31,
	2025	2024	2023

	(in US$’000)
Sales of goods to:
—Indirect subsidiaries of SIIC	57,243	56,362	52,175
—A fellow subsidiary of SHHCMI(HK)L	2,168	2,777	3,651
	59,411	59,139	55,826
Purchase of goods from:
—SHTCML	13,000	12,462	12,173
—Indirect subsidiaries of SIIC	4,351	4,731	6,671
—A fellow subsidiary of SHHCMI(HK)L	1,322	3,849	6,350
	18,673	21,042	25,194
Rendering of research and development services from:
—A fellow subsidiary of SHHCMI(HK)L	—	471	481
Provision of marketing services to:
—A indirect subsidiary of SIIC	1,934	1,592	1,241

Except for employee benefits, no other transactions have been entered into with the directors of the Company (being the key management personnel) during the year ended December 31, 2025 (2024 and 2023: nil).

(b)Balances with related parties included in:

	December 31,
	2025	2024

	(in US$’000)
Trade and bills receivables
—Indirect subsidiaries of SIIC	3,413	3,925
Other receivables, prepayments and deposits
—Indirect subsidiaries of SIIC	398	381
—A fellow subsidiary of SHHCMI(HK)L	4	—
	402	381
Trade payables
—SHTCML	1,930	3,225
—Indirect subsidiaries of SIIC	686	573
—A fellow subsidiary of SHHCMI(HK)L	224	452
	2,840	4,250
Other payables, accruals and advance receipts
—SHHCMI(HK)L (Note 18)	55,242	6,795
—SHTCML (Note 18)	37,999	6,795
—Indirect subsidiaries of SIIC	319	199
—Fellow subsidiaries of SHHCMI(HK)L	—	1,104
	93,560	14,893

Balances with related parties are unsecured, interest-free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

Comparative disclosures have been revised to include additional details of transactions and balances with indirect subsidiaries of SIIC (Note 1) which were not previously disclosed, of which sales of goods amounted to US$42,846,000 and US$43,852,000 for the years ended December 31, 2023 and 2024, respectively.

23.Subsequent Events

The Group evaluated subsequent events through March 5, 2026, which is the date when the consolidated financial statements were issued.